Form 20-F/A
period 2002-12-31
TENARIS SA
filed 2003-07-03
CIK 1190723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Carlos J. Spinelli-Noseda, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

EXPLANATORY NOTE

This Form 20-F/A is being filed to revise certain information contained in Item 6.E. "Directors, Senior Management and Employees — Share Ownership" and Item 7.A. "Major Shareholders and Related Party Transactions — Major Shareholders" of the annual report on Form 20-F filed by Tenaris S.A. on June 30, 2003.

This Form 20-F/A consists of a cover page, this explanatory note, Item 6 (as amended) and Item 7 (as amended) of the Form 20-F, the signature page, and the required certifications of the principal executive officer and the principal financial officer of Tenaris.

Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

The total number of shares (in the form of shares or ADSs) owned by our directors and executive officers as of May 30, 2003 was 2,296,147, which represents 0.2% of our outstanding shares. The following table provides information regarding share ownership by any of these persons.

Director or Officer	Number of Shares Held	Percentage of Shares Outstanding

Roberto Rocca(1)	176,070	0.0%
Guillermo Vogel	2,015,446	0.2%
Carlos Condorelli	37,811	0.0%
Germán Curá	8,460	0.0%
Ricardo Soler	58,360	0.0%

(1)	Mr. Rocca, who served as chairman of the board of directors of Tenaris, passed away on June 10, 2003.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table shows the beneficial ownership of our ordinary shares (in the form of shares or ADSs), as of May 30, 2003, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of Tenaris’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent

San Faustín(1)	710,747,187	61.2
Directors and executive officers as a group(2)	2,296,147	0.2
Public	447,657,460	38.6

Total	1,160,700,794	100.0

(1)	Includes 97 shares held directly by San Faustín and 710,747,090 shares held by Sidertubes S.A.; Sidertubes is a wholly-owned subsidiary of San Faustín. Until June 10, 2003, San Faustín was ultimately controlled by Roberto Rocca, either directly or through Rocca & Partners. Following Mr. Rocca’s death on June 10, 2003, San Faustín is controlled by Rocca & Partners. None of the shares beneficially owned by San Faustín possesses extraordinary voting rights.

(2)	Includes 176,070 shares beneficially owned by Roberto Rocca, who served as chairman of the board of directors of Tenaris until he passed away on June 10, 2003.

As of June 30, 2003, 19,785,648 ADSs were registered in the name of 252 holders resident in the United States.

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

As of December 31, 2001, Sidertubes held directly or indirectly all of the companies, representative offices and other assets comprising the Techint commercial network. On April 24, 2002, Sidertubes acquired from Santa María for USD32,774 a 100% interest in Tenaris Global Services S.A. On June 18, 2002, Sidertubes approved the separation of Tenaris Global Services from the rest of the assets comprising the Techint commercial network. Accordingly, Sidertubes caused its direct or indirect subsidiaries in the Techint commercial network to:

•	transfer to Tenaris Global Services all those companies and other assets that provide sales and marketing services for the aggregate amount of USD19.4 million; and

•	enter into contracts that, effective as of December 17, 2002, assigned to Tenaris Global Services or its subsidiaries, those export agency agreements entered into between the Tenaris companies and those Techint group companies that were not reorganized as subsidiaries of Tenaris Global Services.

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

Not applicable.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F/A on its behalf.

July 3, 2003	TENARIS S.A.

	By /s/	Carlos Condorelli

	Name: Title:	Carlos Condorelli Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer

I, Paolo Rocca, certify that:

1.	I have reviewed this annual report on Form 20-F, as amended by an amendment on Form 20-F/A, of Tenaris S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 3, 2003	/s/	Paolo Rocca

	Name: Title:	Paolo Rocca Chief Executive Officer

Certification of Chief Financial Officer

I, Carlos Condorelli, certify that:

1.	I have reviewed this annual report on Form 20-F, as amended by an amendment on Form 20-F/A, of Tenaris S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 3, 2003	/s/	Carlos Condorelli

	Name: Title:	Carlos Condorelli Chief Financial Officer