Form 20-F
period 2003-12-31
TENARIS SA
filed 2004-06-29
CIK 1190723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark	One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

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

1,180,287,664 ordinary shares, par value USD1.00 per share

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

Carlos J. Spinelli-Noseda, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg corporation.

•	References in this annual report to “Tenaris,” “we,” “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries and, for periods prior to October 18, 2002, to Tenaris S.A. on a consolidated and combined basis with various other companies under the common control of San Faustín N.V. (a Netherlands Antilles corporation and Tenaris’s controlling shareholder), or San Faustín, which were reorganized as subsidiaries of Tenaris S.A. and which include the Tenaris companies and Tenaris Global Services. See notes A and B to the Company’s audited consolidated financial statements included elsewhere in this annual report and “Major Shareholders and Related Party Transactions –Related Party Transactions– Corporate Reorganization Transactions”.

•	References in this annual report to “the Tenaris companies” refer to Tenaris’s manufacturing subsidiaries, including Siderca S.A.I.C., or Siderca, Tubos de Acero de México, S.A., or Tamsa, and Dalmine S.p.A., or Dalmine, and their respective subsidiaries.

•	References in this annual report to “Tenaris Global Services” refer to Tenaris Global Services S.A., a subsidiary of the Company that provides a wide range of commercial and logistics services to the Tenaris companies outside of their respective domestic markets through a worldwide network of subsidiaries, representative offices and assets.

•	References in this annual report to the “Techint group” refer to an international group of companies with operations in the steel, energy, infrastructure, engineering, construction and public service sectors over which San Faustín exercises either control or significant influence.

•	References in this annual report to “Techint commercial network” refer to an extensive commercial network with operations worldwide providing a wide range of services to the Tenaris companies outside of their respective domestic markets. On October 18, 2002, the subsidiaries, representative offices and other assets that now constitute Tenaris Global Services were separated from the Techint commercial network. Furthermore, effective as of December 17, 2002, the export agency agreements that the Tenaris companies were parties to with companies in the Techint commercial network not subject to the reorganization described above were assigned to Tenaris Global Services or its subsidiaries. Accordingly, all of the commercial and logistical services provided to the Tenaris companies by companies, representative offices and other assets formerly part of the Techint commercial network are provided by Tenaris Global Services and not by any company remaining in the Techint commercial network. See Item 4 “Information on the Company—Subsidiaries.”

•	“shares” refers to ordinary shares, par value USD1.00 of the Company.

•	“tons” refers to metric tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See notes U and 33 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

The audited consolidated financial statements of Tenaris at, and for the year ended, December 31, 2003 included in this annual report consolidate at December 31, 2003, and for the year then ended, the consolidated financial statements of each of Siderca, Tamsa, Dalmine, Invertub S.A. and Tenaris Global Services, as well as the consolidated financial statements of three smaller companies (Tenaris Connections A.G., Lomond Holdings B.V. and Information Systems and Technologies B.V.). For comparative purposes, the audited consolidated financial statements of Tenaris at, and for the year ended, December 31, 2002 consolidate at December 31, 2002, and for the period that began on October 18, 2002 (the date on which these companies were reorganized as subsidiaries of the Company) and ended December 31, 2002, the consolidated financial statements of these companies and combine, for the period that began on January 1, 2002 and ended October 17, 2002, the consolidated financial statements of the same companies, while the audited consolidated financial statements of Tenaris at, and for the year ended, December 31, 2001 combine at December 31, 2001, and for the year then ended, the consolidated financial statements of the same companies. The effect of this presentation is to show the combined historical results, financial condition and other data of the various steel pipe manufacturing and distributing companies under the common control of San Faustín as though these companies had been subsidiaries of the Company at the dates and during the periods presented. For more information, see notes A and B to Tenaris’s audited consolidated financial statements included in this annual report.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars,” “U.S. dollars” or “USD” each refers to the United States dollar;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Mexican pesos” or “MXP” each refers to the Mexican peso;

•	“Canadian dollars” or “CAD” each refers to the Canadian dollar;

•	“British pounds,” “Pounds sterling” or “GBP” each refers to the British pound; and

•	“€” or “euros” each refers to the Euro, the single currency established for participants in the European Economic and Monetary Union, or the EMU, commencing January 1, 1999. The Republic of Italy is a participant in the EMU. The Euro replaced the Italian lira as the official currency of Italy on that date.

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

Our Internet Site is Not Part of This Annual Report

We maintain an Internet site at www.tenaris.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to these Internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your informational reference only.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that we consider to be “forward-looking statements” as defined in and subject to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The statements appear throughout this annual report and are subject to risks and uncertainties. These statements include information regarding:

•	management strategy;

•	capital spending;

•	development and growth of our steel pipe business;

•	trends and other prospective data, including trends regarding the levels of investment in oil and gas drilling worldwide and the business development and operations of Dalmine Energie S.p.A; and

•	general economic conditions in Argentina, Mexico, Italy and Venezuela and other countries in which we operate and distribute pipes.

Factors that could have a material adverse effect on the operations of Tenaris include, but are not limited to, changes in economic conditions, exchange rates, interest rates and competition; changes in accounting principles, policies, or guidelines; delays or postponements of transactions and projects; changes in laws, regulations or policies in any of the countries in which Tenaris does business; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting Tenaris’s operations, pricing, and services.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.” Forward-looking statements also may be identified by the use of words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “probability,” “risk,” “target,” “goal,” “objective,” “future” or similar expressions or variations of such expressions.

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

The selected consolidated financial data set forth below have been derived from the audited consolidated financial statements of Tenaris for each of the periods and at the dates indicated. The consolidated financial statements of Tenaris were prepared in accordance with IFRS (unless otherwise indicated) and were audited by Price Waterhouse & Co., independent auditors in Argentina and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. See notes U and 33 to Tenaris’s audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein.

The audited consolidated financial statements of Tenaris at, and for the year ended, December 31, 2003, included in this annual report consolidate at December 31, 2003, and for the year then ended, the consolidated financial statements of all of the Company’s subsidiaries. For comparative purposes, the audited consolidated financial statements of Tenaris at, and for the years ended, December 31, 2002 consolidate at December 31, 2002, and for the period that began on October 18, 2002, and ended December 31, 2002, the consolidated financial statements of these companies and combine, for the period that began on January 1, 2002 and ended October 17, 2002, the consolidated financial statements of the same companies, while the audited consolidated financial statements of Tenaris at, and for the year ended, December 31, 2001 combine at December 31, 2001, and for the year then ended, the consolidated financial statements of the same companies. For more information, see notes A and B to Tenaris’s audited consolidated combined financial statements included in this annual report. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies.”

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2003	2002	2001	2000	1999
Selected consolidated income statement data(5)
IFRS
Net sales	3,179,652	3,219,384	3,174,299	2,361,319	1,835,211
Cost of sales	(2,207,827)	(2,169,228)	(2,165,568)	(1,692,412)	(1,481,552)

Gross profit	971,825	1,050,156	1,008,731	668,907	353,659
Selling, general and administrative expenses	(566,835)	(567,515)	(502,747)	(433,617)	(306,471)
Other operating income (expenses), net	(116,800)	(10,764)	(64,352)	5,877	(55,084)

Operating profit (loss)	288,190	471,877	441,632	241,167	(7,896)
Financial income (expenses), net	(29,420)	(20,597)	(25,595)	(47,923)	(37,118)

Income (loss) before equity in earnings (losses) of associated companies, income tax and minority interest	258,770	451,280	416,037	193,244	(45,014)
Equity in earnings (losses) of associated companies	27,585	(6,802)	(41,296)	(3,827)	(39,296)

Income (loss) before income tax and minority interest	286,355	444,478	374,741	189,417	(84,310)
Income tax	(63,918)	(207,771)	(218,838)	(65,310)	(9,026)

Net income (loss) before minority interest	222,437	236,707	155,903	124,107	(93,336)
Minority interest	(12,129)	(142,403)	(74,557)	(47,401)	38,521

Net income (loss)	210,308	94,304	81,346	76,706	(54,815)

Depreciation and amortization	(199,799)	(176,315)	(161,710)	(156,643)	(165,847)
Weighted average number of shares outstanding(1)	1,167,229,751	732,936,680	710,747,187	710,747,187	710,747,187
Earnings (loss) per share(2)	0.18	0.13	0.11	0.11	(0.08)
Dividends per share(3)	0.10	0.06	0.15	0.16	0.13
U.S. GAAP
Net sales(4)	3,179,652	3,219,384	2,313,162	1,166,293
Operating income (4)	297,568	476,107	422,014	102,740
Income before cumulative effect of accounting changes	203,908	110,049	163,921	77,333
Cumulative effect of accounting changes	—	(17,417)	(1,007)	—
Net income	203,908	92,632	162,914	77,333
Weighted average number of shares outstanding(1)	1,167,229,751	732,936,680	710,747,187	710,747,187
Earnings per share before effect of accounting changes(2)	0.18	0.15	0.23	0.11
Cumulative effect of accounting changes per share(2)	—	(0.02)	(0.00)	—
Earnings per share(2)	0.18	0.13	0.23	0.11

(1)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 27 to Tenaris’s consolidated financial statements included in this annual report, Tenaris had a total of 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2003 and 2002, respectively.

(2)	Earnings (loss) per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings (loss) per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.

(3)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.

(4)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the years ended December 31, 2001 and 2000, and Tamsa’s results were not consolidated for the year ended December 31, 2000.

(5)	Certain comparative amounts for 1999, 2000, 2001 and 2002 have been reclassified to conform to changes in presentation for 2003.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2003	2002	2001	2000	1999
Selected consolidated balance sheet data(4)
IFRS
Current assets	2,035,895	1,810,581	1,619,136	1,419,747	1,270,109
Property, plant and equipment, net	1,960,314	1,934,237	1,971,318	1,941,814	1,909,924
Other non-current assets	313,339	337,080	247,500	282,976	246,317

Total assets	4,309,548	4,081,898	3,837,954	3,644,537	3,426,350

Current liabilities	1,328,677	1,203,278	1,084,913	951,444	792,716
Non-current borrowings	374,779	322,205	393,051	355,628	212,012
Deferred tax liabilities	418,333	500,031	262,963	292,849	290,727
Other non-current liabilities	226,495	175,547	302,645	199,548	196,964

Total liabilities	2,348,284	2,201,061	2,043,572	1,799,469	1,492,419

Minority interest	119,984	186,783	918,981	919,710	979,067
Shareholders’ equity(1)	1,841,280	1,694,054	875,401	925,358	954,864

Total liabilities and shareholders’ equity	4,309,548	4,081,898	3,837,954	3,644,537	3,426,350

Number of shares outstanding(2)	1,180,287,664	1,160,700,794	710,747,187	710,747,187	710,747,187
Shareholders’ equity per share(3)	1.56	1.46	1.23	1.30	1.34
U.S. GAAP
Total assets	4,287,548	4,051,044	3,075,455	1,905,732
Net assets	2,008,964	1,935,698	1,781,814	1,341,854
Total shareholders’ equity	1,887,207	1,745,883	941,926	908,872
Number of shares outstanding(2)	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(3)	1.60	1.50	1.33	1.28

(1)	The Company’s common stock as of December 31, 2003 and 2002, was represented by 1,180,287,664 and 1,160,700,794 shares respectively, par value USD1.00 per share, for a total amount of USD 1,180.3 million and USD1,160.7 million respectively.

(2)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 27 to Tenaris’s consolidated financial statements included in this annual report, Tenaris had a total of 1,180,287,664 and 1,160,700,794 shares at December 31, 2003 and 2002, respectively.

(3)	Shareholders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

(4)	Certain comparative amounts in 1999, 2000, 2001 and 2002 have been reclassified to conform to changes in presentation for 2003.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s ordinary shares and American Depositary Shares, or ADSs.

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

Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause pipe consumption to decline. For example, in 2002, although oil prices remained at levels which, under typical circumstances, would have been expected to result in sustained levels of investment in oil and gas drilling, oil and gas exploration and production activity were affected by increased uncertainty over the future level of oil prices as a result of the prospect of military action against Iraq and production cutbacks established by the Organization of Petroleum Exporting Countries, or OPEC. As a result, our sales volume of seamless steel pipes for 2002 decreased 15% compared to the previous year.

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

Competition in the global market for seamless steel pipe products may cause us to lose market share in particular markets and hurt our sales and revenues.

The global market for seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. We compete in major international markets mainly against a limited number of producers of premium-quality steel pipe products. In addition, a large number of producers manufacture and export generally lower quality steel pipes. Competition from these low-end producers, particularly those from Russia, China and the Ukraine, have, at times, adversely affected us because they have offered products at significantly lower prices. In addition, these producers are improving the range and quality of pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets. In addition, if import restrictions are imposed upon our competitors, they may increase their marketing efforts in other countries where we sell our products and thus increase the competitive pressure on us in such markets.

Our main domestic markets are removing barriers to imported products which will lead to increased competition in these countries and may hurt our sales and revenues.

As part of the increasing globalization of major economic markets, some countries are lifting quotas and other restrictions on imports, including imports of seamless steel pipe products, and are forming trade blocs. Argentina is a member of the Mercado Común del Sur, or Mercosur, Mexico is party to the North American Free Trade Agreement, or NAFTA, and Italy is a member of the EU. In addition, Argentina, Mexico and Italy are each party to bilateral and multilateral trade agreements (for example, Mexico’s trade agreement with the EU) that remove barriers to the import of foreign products. As import barriers have fallen, the domestic markets in Argentina, Mexico and Italy for seamless steel pipe products have become more competitive, attracting foreign producers. This could result in an adverse effect on our current market share in our domestic markets. Furthermore, while trade liberalization may also provide us with greater access to foreign markets, increases in sales to those foreign markets may not adequately offset any loss in domestic sales arising from increased foreign competition.

As a result of antidumping and countervailing duty proceedings and other import restrictions, we may not be allowed to sell our products in important geographic markets such as the United States.

Local producers have filed antidumping, countervailing duty and safeguard actions against us and other producers in their home countries in several instances in the past. Some of these actions led to significant penalties, including the imposition of antidumping and countervailing duties, in the United States. Certain of our seamless steel products have been and continue to be subject to such duties in the United States. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction may impede our access to one or more important export markets for our products and in the future additional markets could be closed to us as a result of similar proceedings. The U.S. market is effectively closed to some of our principal products, limiting our current business and potential growth in that market.

Further consolidation among oil and gas companies may force us to reduce prices and hurt our profits.

A large percentage of our sales are directed to international oil and gas companies. Oil and gas companies throughout the world have experienced a high level of consolidation which has reduced the number of companies dedicated to providing these services. The surviving companies enjoy significant bargaining power that could affect the prices of our products and services.

Fluctuations in the cost of raw materials and energy may hurt our profits.

The manufacture of seamless steel pipe products requires substantial amounts of raw materials and energy from domestic and foreign suppliers. The availability and price of a significant portion of the raw materials and energy we require are subject to market conditions and government regulation affecting supply and demand that can affect their continuity and purchase costs. Increased purchase costs of raw materials and energy may not be recoverable through increased product prices and limited availability may curtail production, which could adversely affect our profitability. For example, supplies of natural gas in Argentina are currently limited and supply restrictions could lead to production cutbacks at our facilities in Argentina.

Our inability to reduce some of our costs in response to lower sales volume may hurt our profits.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability.

Potential environmental, product liability and other claims may create significant liabilities for us that would hurt our net worth.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling and transportation activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in the release of hydrocarbons, environmental liabilities, personal injury claims and property damage. Correspondingly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with supply chain services, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim or its coverage may be canceled or otherwise terminated.

Similarly, our sales of tubing and components for the automobile industry subject us to potential product liability risks that could extend to bearing the costs of the recall of automobiles sold by car manufacturers and their distributors.

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales and revenues.

We are exposed to adverse economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of socioeconomic development. Like other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability, regulatory and taxation changes and other political, economic or social developments in the countries in which we operate. Risks associated with foreign political, economic or social developments also may adversely affect our sales volume or revenues from exports and, as a result, our financial condition and results of operations. For example, in Argentina, due to the ongoing social, economic and political crisis, we face high fiscal pressure, changes in laws and policies affecting foreign trade and investment, exchange controls, expropriation and forced modification of existing contracts and restrictions on the supply of electricity and gas. For additional information on risks relating to our operations in Argentina, see “Risks Relating to Argentina and Mexico”. Similarly, recent adverse political and economic developments in Venezuela and Nigeria have already had an adverse impact on our sales in those countries, and may continue to do so.

If we do not successfully implement our business strategy, our ability to grow and competitive position may suffer.

We plan to continue implementing our business strategy of developing value-added services and custom-designed products which enable us to integrate our production activities with the customer supply chain and pursuing further strategic acquisition opportunities. Any of these components of our overall business strategy may not be successfully implemented. Even if we successfully implement our business strategy, it may not yield the desired result. We may fail to find suitable acquisition targets or to consummate those acquisitions under favorable conditions, or we may be unable to successfully integrate any acquired businesses into our operations.

Our operations in Japan may be affected by the business combination between NKK Corporation, our partner in NKKTubes, and Kawasaki Steel, one of our competitors.

In 2000 we entered into a joint venture agreement with NKK Corporation, or NKK, to form NKKTubes. In September, 2002, NKK and Kawasaki Steel, one of our main competitors in the Far East, consummated a business combination through which they became subsidiaries of JFE Holdings, Inc., or JFE. JFE’s continuing operation of Kawasaki Steel’s seamless pipe business in competition with NKKTubes could have an adverse impact on our operations in Japan.

Future acquisitions and strategic partnerships may disrupt our operations and hurt our profits.

As part of our growth strategy, during the past five years, we acquired interests in various companies. Our strategy going forward contemplates that we will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisition and partnership activities may not perform in accordance with our expectations and could adversely affect our operations and profitability.

The Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

The Company conducts all of its operations through subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are the Company’s primary source of funds to pay its expenses and dividends. The ability of the Company’s subsidiaries to pay dividends and make other payments to the Company will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations (including those imposing exchange controls or transfer restrictions) and agreements and commitments of such subsidiaries. In addition, our ability to pay dividends is subject to legal and other requirements and restrictions at the holding company level. For example, we may only pay dividends out of retained earnings as defined under Luxembourg regulations. See Item 8.C. “Financial Information—Dividend Policy”.

Our results of operations and financial condition may be adversely affected by movements in exchange rates.

Our revenues are primarily U.S. dollar-denominated and a significant portion of our costs are denominated in local currency. As a result, movements in the exchange rate of the U.S. dollar against the respective local currencies can have a significant impact on our results and financial condition. A rise in the value of the local currencies relative to the U.S. dollar will increase our relative production costs, thereby reducing operating margins.

Related-party transactions with members of the Techint group may not always be on terms as favorable as those that could be obtained from unaffiliated third parties.

Some of our sales and purchases are made to and from other Techint group companies. These sales and purchases are primarily made in the ordinary course of business and we believe that they are made on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related-party transactions in the future, but no assurance can be given that these transactions will be on terms as favorable as those that could be obtained from unaffiliated third parties.

Our sales of welded steel pipe products are volatile and dependent mainly on specific projects.

Our sales of welded products depend substantially on securing contracts to supply major pipeline projects and fluctuate significantly from year to year based on the number of active pipeline projects under contract and their rate of progress. For example, in the second half of 2003, demand for our welded products was negatively affected due to the suspension of incoming orders from major projects in Brazil. In 2001 and 2002, sales of welded steel pipes were strong, reflecting a period of high demand for such products in connection with the construction of large pipeline projects in South America, such as those in Ecuador and Peru, as well as ongoing pipeline network integration projects in the region. Deliveries of welded steel pipes to those projects in Ecuador and Peru have now been substantially completed. Our welded pipe revenues may fluctuate significantly in future years depending on our success at winning large supply contracts or if specific projects are postponed or delayed due to adverse economic, political or other factors.

The cost of complying with environmental regulations and paying unforeseen environmental liabilities may increase our operating costs or hurt our net worth.

We are subject to a wide range of local, provincial and national laws, regulations, permits and decrees relating to the protection of human health and the environment and we incur and will continue to incur expenditures to comply with those regulations. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or unforeseen environmental liabilities, could have a material adverse effect on our financial condition and results of operations.

Any decline in purchases by Petróleos Mexicanos may hurt our sales and revenues in the future.

We enjoy a strong relationship with Petróleos Mexicanos, or Pemex, one of the world’s largest crude oil and condensates producers. Pemex is our single largest customer. Sales to Pemex, including drilling companies contracted by Pemex, as a percentage of our total seamless steel pipe sales volume, amounted to 7.7% in 2003

(compared to 4.4% in 2002 and 3.1% in 2001). The loss of Pemex as a customer or a reduction in the volume of sales to Pemex (or drilling companies contracted by Pemex) could have a material adverse effect on our results of operations.

Significant indebtedness of Dalmine, our main operating subsidiary in Italy, could limit such subsidiary’s ability to compete effectively in the future or to operate successfully under adverse economic conditions.

As of December 31, 2003, Dalmine had total indebtedness of USD398.5 million, including short-term financial indebtedness and current maturities of long-term financial debt of USD217.1 million. Dalmine’s percentage of net financial debt to capitalization –financial debt plus book value of equity- was approximately 67% as of December 31, 2003. In addition, as a result of the settlement in December 2003 of a lawsuit with a consortium led by BHP Billiton Petroleum plc, or BHP, Dalmine was required to pay GBP30.3 million (USD54.5 million) in January 2004 and is also required to pay GBP60.8 million (USD109.4 million) plus interest accruing at LIBOR plus 100 basis points in two installments in December 2004 and December 2005. Dalmine’s amount of total financial debt presents the risk that Dalmine might not have sufficient cash to service its indebtedness or might not have access to the capital or bank markets to refinance its indebtedness or incur additional indebtedness and that Dalmine’s leveraged capital structure could limit its ability to finance capital expenditures or additional projects or to operate successfully under adverse economic conditions, which may ultimately affect Dalmine’s competitiveness, results of operation and financial position.

Risks Relating to Argentina and Mexico

Negative economic, political and regulatory developments in Argentina may hurt our financial condition, revenues and sales volume and disrupt our manufacturing operations, thereby adversely affecting our results of operations and financial condition.

We have important manufacturing operations and assets in Argentina, and approximately one third of our sales have historically been made from our operations in Argentina. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, thereby affecting our results of operations and financial condition. The discussion of recent developments in Argentina that follows was mainly derived from statements of Argentine public officials.

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

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In the second half of 2001, this sustained period of economic contraction culminated in severe social, monetary and financial turmoil and a series of dramatic political and legislative developments in Argentina. President de la Rúa resigned on December 21, 2001, amid large-scale, violent demonstrations against his administration. After three interim presidents in rapid succession, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly and assumed the presidency on January 2, 2002, to serve for the remainder of former President de la Rúa’s term. The Duhalde administration quickly adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies. On January 6, 2002, the Argentine Congress approved the Public Emergency Law, ending more than a decade of uninterrupted U.S. dollar–Argentine peso parity under the Convertibility Law, eliminating the requirement that the Argentine peso be fully backed by gold and foreign reserves and establishing a framework for the resulting devaluation of the Argentine peso. Other emergency measures included:

•	ratifying the suspension of payments on a significant portion of Argentina’s sovereign external debt declared on December 23, 2001, by one of the interim presidents;

•	converting U.S. dollar-denominated debts into Argentine peso-denominated debts at an exchange rate of ARP1.00 per U.S. dollar (for internal debts other than federal and provincial government debts) and ARP1.40 per U.S. dollar (for internal federal and provincial government debts);

•	converting U.S. dollar-denominated bank deposits into Argentine peso-denominated bank deposits at an exchange rate of ARP1.40 per U.S. dollar;

•	restructuring bank deposits and imposing further restrictions on bank withdrawals and transfers abroad;

•	introducing legislation requiring U.S. dollar revenues from most export sales of Argentine products to be repatriated and exchanged for Argentine pesos at a free floating exchange rate;

•	enacting amendments to the bankruptcy law to protect Argentine debtors (although certain of these amendments were later repealed);

•	enacting an amendment to the Argentine Central Bank’s charter to allow it to print currency in excess of the amount of foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

•	imposing a 5% tax on industrial exports and a 20% tax on the export of petroleum and many agricultural commodities.

During the first half of 2002, the events described above caused an abrupt rise in the exchange rate, reaching a high of ARP3.90 per U.S. dollar in June 2002, as well as the inflation rate, with the cumulative consumer price index, or CPI, rising by 46.1% from December 2001 through December 2003 and the cumulative wholesale price index, or WPI, rising by 122.2% during the same period. However, cumulative inflation over this period has been significantly lower than the devaluation of the Argentine peso.

Presidential elections were held on April 27, 2003, but no candidate obtained the requisite percentage of votes to be elected president. Although a run-off election between the two candidates that obtained the highest number of votes, Carlos Menem and Néstor Kirchner, was initially required, Carlos Menem withdrew from the run-off election and, as a result, Néstor Kirchner was elected president; the new president assumed office on May 25, 2003. Since taking office, Néstor Kirchner has enjoyed high levels of popular support and the economy has shown signs of recovery. Nevertheless, many of Argentina’s economic problems remain to be resolved. These events have also weakened Argentina’s financial system. Our business and operations in Argentina have been and will likely continue to be adversely affected by the ongoing crisis in Argentina and by the Argentine government’s response to it.

Argentine government policies will likely significantly affect the economy and as a result, our Argentine operations.

The Argentine government has historically exercised significant influence over the economy. Since December 2001 the Argentine government has promulgated numerous, far-reaching and sometimes inconsistent laws and regulations affecting the economy. There is no assurance that laws and regulations currently governing the economy will not change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations.

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

The steps taken by the Argentine government in response to its problems could have an adverse effect on the ability of our Argentine subsidiaries to pay dividends or other amounts to us.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts.

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without the prior approval of the Argentine Central Bank. If restrictions of this kind were to be imposed again in the future, our ability to transfer funds in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars would be impaired.

Moreover, until current emergency measures are removed or revised, we are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement, and any similar requirement which may be imposed in the future, subjects us to the risk of losses arising from a devaluation of the Argentine peso.

Argentina is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent, has defaulted on and is in the process of restructuring its public debt. To date, the International Monetary Fund, or the IMF, and other multilateral and official sector lenders are not providing significant financial aid to Argentina. In addition, Argentina and most of the private sector are not expected to have access to the international credit markets on economically feasible terms, if at all, for the foreseeable future. The Argentine government’s insolvency, credit default and effective inability to obtain financing can be expected to affect significantly its ability to implement any reforms, undermine the private sector’s ability to restore economic growth, and may result in further recession, high inflation and unemployment and greater social unrest. Further, the Argentine government’s ability to restructure its debt in a viable way is uncertain. This negative environment may, in turn, materially and adversely affect our operations and financial condition.

Inflation in Argentina may negatively impact our results of operations.

On January 24, 2002, the Argentine government amended the charter of the Argentine Central Bank to enable the Argentine Central Bank to print currency without having to maintain a fixed and direct relationship with its foreign currency and gold reserves and to make short-term advances to the federal government. Argentina’s experience prior to the adoption of the Convertibility Law raises doubts as to the government’s ability to maintain a strict monetary and fiscal policy and control inflation.

Argentina experienced significant inflation from December 2001 through December 2002, reflecting both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public service tariff adjustments and the large drop in demand resulting from the severe recession. Since then, inflation has been subdued, helped in part by an appreciation of the Argentine peso and by unused productive capacity in the domestic economy. However, inflation has started to rise again recently. A substantial rise in inflation in Argentina would likely worsen Argentina’s current economic state and could adversely affect our operating costs and sales in Argentina.

The Argentine government has increased taxes on our operations in Argentina, and may increase further the fiscal burden on our operations in Argentina.

In 2002, the Argentine government imposed a 5% tax on the export of manufactured products. In addition, since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso, the amounts that the Argentine tax authorities permit us to deduct as depreciation for our past investments in plant, property and equipment for the purposes of computing our income tax liability has consequently been substantially reduced resulting in a higher effective income tax charge. If the Argentine government continues to increase the tax burden on our operations in Argentina or continues to disallow inflation adjustments on the value of fixed assets, our results of operation and financial condition may be adversely affected.

Argentina currently has an energy crisis and restrictions on the supply of energy to our operations in Argentina could curtail our production and negatively impact our results of operations.

As a result of several years of recession, the forced conversion into Argentine pesos at the one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply capacity in Argentina in recent years. Over the past year, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. In addition, supplies of electricity generated from alternative sources, principally hydroelectric, have been affected by lower levels of rainfall than usual. This has resulted in shortages of natural gas and energy and consequent supply restrictions.

The Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users, including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela. It has announced several measures intended to address the situation in the medium and long term including allowing natural gas prices for industrial users to rise, the implementation of a tax increase on the export of petroleum and a new tax on the export of natural gas. In addition, the Argentine government has announced its intention to create a new state-owned energy company, to be funded by the additional tax revenues levied on the export of petroleum and natural gas, which would in turn fund, or otherwise promote, investments in expanding pipeline transportation capacity and building new pipelines and additional power generation capacity.

We are also taking measures to minimize the effect of potential restrictions on the supply of natural gas on our Argentine operations, including building an inventory of direct reduced iron and rescheduling the annual shutdown of our direct reduction facility, which consumes around half of our natural gas requirements, to July, a peak month for natural gas demand in Argentina.

If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and power generation capacity over the medium and long term fails to materialize on a timely basis, our production in Argentina could be curtailed and our results of operations and financial condition could be negatively affected.

Negative economic, political and regulatory developments in Mexico may hurt our sales and disrupt our manufacturing operations in Mexico, thereby adversely affecting our results of operations and financial condition.

We have important manufacturing operations and assets and a little under one third of our sales have historically been made from our operations in Mexico. Our business may be affected by economic, political and regulatory developments in Mexico. The discussion of recent developments in Mexico that follows was mainly derived from information recently filed by the Mexican government and Pemex with the Securities and Exchange Commission, or SEC.

Economic conditions and government policies in Mexico may negatively impact our business and results of operation.

A deterioration in Mexico’s economic conditions, social instability, political unrest or other adverse social developments in Mexico may adversely affect the business, results of operations, financial condition, liquidity or prospects of our subsidiaries in Mexico. Those events could also lead to increased volatility in the foreign exchange and financial markets. In addition, the Mexican Government may cut spending in the future. These cuts may adversely affect the business, financial condition and prospects of our subsidiaries in Mexico. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. These problems may reemerge in the future, and may adversely affect the financial condition and result of operations of our Mexican subsidiaries.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our financial condition and results of operations.

Mexican political events may also affect our financial condition and results of operations. The Mexican political environment is in a period of change. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional, or PAN), the oldest opposition party in the country, won the Presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional, or PRI). Currently, no party has a working majority in either house of the Mexican Congress, which has made governability and the passage of legislation more difficult. The resulting legislative gridlock has impeded the progress of reforms in Mexico, which may adversely affect economic conditions in Mexico or our financial condition and results of operations.

Mexican government policies will likely significantly affect the economy and as a result, our Mexican operations.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on Tenaris in particular. Economic plans of the Mexican government in the past have not, in many respects, fully achieved their objectives, and these and other economic plans of the Mexican government may not achieve their stated goals. Similarly, it is not possible to determine what effect those plans or their implementation will have on the Mexican economy or on our financial condition or results of operations.

The Mexican government controls Pemex, one of our largest customers.

Pemex, our single largest customer, is a decentralized public entity of the Mexican government. The Mexican government controls Pemex and its annual budget is subject to approval by the Mexican Congress. The Mexican government exercises significant influence over Pemex’s commercial affairs, including its budget for exploration, which largely determines the volume of Pemex’s purchases of our seamless steel pipe products. The Mexican government also taxes Pemex and its subsidiaries heavily. In the future, the Mexican government may reduce Pemex’s budget for exploration, increase its taxes or otherwise exercise its control in a manner that would reduce its ability to purchase products from us. Because Pemex is our largest customer, this could adversely affect our financial condition and results of operations.

Risks Relating to the Company’s Shares and ADSs

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of April 30, 2004, San Faustín beneficially owned 60% of the Company’s outstanding voting stock. Until June 10, 2003, San Faustín was ultimately controlled by Roberto Rocca, either directly or through Rocca & Partners S.A., a British Virgin Islands corporation. Following Mr. Rocca’s death on June 10, 2003, San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders.

The trading price of the Company’s shares and ADSs may suffer as a result of lower liquidity in the Argentine and Mexican equity markets.

The Company’s shares are listed on several exchanges, including the Buenos Aires Stock Exchange and the Mexican Stock Exchange, and the liquidity of its ADSs listed on the NYSE will be determined in part by the liquidity of its shares on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. The Argentine and Mexican equity markets are less liquid than those of the United States and other major world markets. Reduced liquidity in these markets may increase the volatility of the trading price of the Company’s shares and ADSs and may impair your ability to readily buy or sell shares and ADSs in desired amounts and at satisfactory prices.

Prices in publicly traded Argentine equity securities have been more volatile than in many other markets. Total capitalization increased from USD44.7 billion as of December 31, 1996 to USD192.50 billion as of December 31, 2001, decreased to USD103.3 billion as of December 31, 2002 and increased to USD 185.1 billion as of December 31, 2003. The average volume of shares traded daily on the Buenos Aires Stock Exchange decreased from USD125.3 million in 1996 to USD37.0 million in 1999, USD24.1 million in 2000, and USD17.4 million in 2001, due to the decrease in capital inflows in 1999, 2000 and 2001, -increased slightly to USD17.8 million in 2002 and decreased to USD12.4 million in 2003.

Prices in publicly traded Mexico equity securities have been more volatile than in many other markets, despite an increase in total capitalization from USD106.8 billion as of December 31, 1996 to USD126.6 billion as of December 31, 2001, decreased to USD104.7 billion as of December 31, 2002 and increased to USD 122.6 billion as of December 31, 2003. The average daily trading volume of shares included in the principal equity index on the Mexican Stock Exchange decreased from USD144.6 million in 1996 to USD137.8 million in 1999, increased to USD165.1 million in 2000 and decreased to USD150.9 million in 2001, USD105.9 million in 2002 and USD97.2 million in 2003, due to the fluctuation in capital inflows in 1999, 2000, 2001, 2002 and 2003.

The trading price of the Company’s shares and ADSs may suffer as a result of developments in emerging markets.

Although the Company is organized as a Luxembourg corporation, a substantial portion of our assets and operations is located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by economic and market conditions in emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Brazil, Mexico and Russia. In late October 1997, prices of Latin American debt and equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, prices of Latin American securities were adversely affected by, among other things, the economic crises in Russia and in Brazil in the second half of 1998 and by the collapse of the exchange rate regime in Turkey in February 2001.

In deciding whether to purchase, hold or sell Tenaris shares or ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

A principal objective of the securities laws of the other markets in which the Company’s securities are quoted, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the accounting standards in accordance with which our consolidated financial statements are prepared differ in certain material respects from the accounting standards used in the United States. See notes U and 33 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they related to our audited consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. Further, regulations governing the Company’s securities may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States.

Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than ordinary shares. If the Company makes a distribution in the form of securities and you have the right to acquire a portion of them, the depositary is allowed, in its discretion, to sell on your behalf that right to acquire those securities and instead distribute the net proceeds to you. Also, under some circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you.

Holders of our ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Under the Company’s articles of association, it is generally required, in the event of a capital increase, to offer rights to its existing shareholders to subscribe for a number of shares sufficient to maintain such holders’ existing proportionate holdings of shares of that class. The Company may, however, issue shares without preemptive rights if the newly-issued shares are issued for consideration other than money, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Furthermore, holders of the Company’s ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for ordinary shares underlying their ADSs unless additional ordinary shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Prior to any capital increase or rights offering, the Company will evaluate the costs and potential liabilities associated with the exercise by holders of ADSs of their preemptive rights for ordinary shares underlying their ADSs and any other factors it considers appropriate. The Company may decide not to register any additional ordinary shares or ADSs, in which case the depositary would be required to sell the holders’ rights and distribute the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to enforce judgments against us in U.S. courts.

The Company is a corporation organized under the laws of Luxembourg, and most of our assets are located in Argentina, Mexico and Italy. Furthermore, most of the Company’s directors and officers and some experts named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in Luxembourg, Argentine, Mexican and Italian courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg, Argentine, Mexican and Italian courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.	Information on the Company

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last decade, we have successfully expanded our business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing and finishing facilities in South America, North America, Europe and Asia and an annual production capacity of over three million tons of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition, we have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets. In 2003, we had net sales of USD3,179.7 million, operating income of USD288.2 million and net income of USD210.3 million.

We believe that we are a leading player in the international trade market of seamless pipes based on estimated market share, with particular strength in the international trade market of seamless casing and tubing for the oil and gas industry, which are collectively known as oil country tubular goods, or OCTGs.

We provide tubular products and associated services to our customers around the world through global business units serving specific market segments and local business units serving the local markets where we have production facilities. Our global business units include:

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

In addition to our investments in seamless steel pipe operations worldwide, we control 100% of the voting rights of Siat S.A.I.C., or Siat, and hold 99% of the voting stock of Confab. We believe that Siat and Confab are the leading producers of welded steel pipes in Argentina and Brazil, respectively, with a combined annual production capacity of 850,000 tons.

We also beneficially own 99% of the capital stock of Dalmine Energie, S.p.A., or Dalmine Energie, a supplier of electricity and natural gas to many industrial companies in Italy.

History and Corporate Organization

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a corporation (societé anonyme holding) organized under the laws of Luxembourg and was incorporated on December 17, 2001. Its registered office is located at 13, rue Beaumont, L-1219, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Techint Inc., 420 Fifth Avenue, 18th Floor, New York, NY 10018.

Tenaris began with the formation of Siderca by San Faustín’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond our initial base in Argentina into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in:

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

In addition, through Tenaris Global Services, we have a global network of pipe distribution and service facilities with a direct presence in most major oil and gas markets.

In December 2002, we became a publicly traded company after completing an exchange offer for the outstanding shares and ADSs of our three main operating subsidiaries. Subsequently, we delisted and acquired additional participations in these subsidiaries, and, as of April 30, 2004, we owned 100% of Siderca, 99% of Dalmine and 100% of Tamsa.

For additional information on our structure and subsidiaries, see “Subsidiaries” below.

Business Strategy

Our business strategy is to continue expanding our operations internationally and further consolidate our position as a leading supplier of high-quality tubular products and services worldwide to the oil and gas, energy and mechanical industries by:

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	pursuing strategic acquisition opportunities in order to strengthen our presence in local and global markets;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

•	enhancing our range of value-added services designed to enable customers to reduce working capital and inventory requirements while integrating our production activities with the customer supply chain.

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialist research and testing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Pursuing strategic acquisition opportunities and alliances

We have a solid record of growth through strategic acquisitions. We are actively pursuing selective strategic acquisitions as a means to expand our operations, enhance our global competitive position and capitalize on potential operational synergies.

Securing low-cost inputs for our manufacturing operations

The cost competitiveness of our manufacturing operations is enhanced by our access to low-cost raw material and energy inputs. We seek to secure our existing sources, and gain access to new sources, of low-cost inputs which can help us to reduce the cost of manufacturing our core products over the long term.

Developing value-added services

We continue to develop value-added services for our customers worldwide. These services seek to enable our customers to reduce costs and concentrate on their core businesses. They are also intended to differentiate us from our competitors, further strengthen our relationships with our customers worldwide through long-term agreements and capture more value in the supply chain.

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 45 years of operating experience; and

•	our strong balance sheet.

Our Products

Our principal finished products are seamless steel pipes casing and tubing, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. We also produce welded steel pipes for oil and gas pipelines and industrial uses, as well as pipe accessories. We manufacture most of our seamless steel products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling.

Seamless steel casing. Seamless steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Seamless steel tubing. Seamless steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

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

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of seamless steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our seamless steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Welded steel pipes. Welded steel pipes are processed from steel sheets and plates and are used for the conveying of fluids at low, medium and high pressure, and for mechanical and structural purposes.

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of almost 50 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless steel pipe production facilities are located in South America, North America, Europe and Asia. In addition, we manufacture welded pipe products at facilities in Argentina and Brazil, and tubular accessories such as sucker rods (used in oil and gas drilling) and couplings in Argentina and pipe fittings in Mexico.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

Thousands of tons	At or for the year ended December 31,
	2003	2002	2001
Seamless Steel Pipe
Effective Capacity (annual) (1)	3,140	3,125	3,125
Actual Production	2,275	2,194	2,462
Welded Steel Pipe
Effective Capacity (annual) (1)	850	850	850
Actual Production	346	561	470
Steel Bars
Effective Capacity (annual) (1)	2,850	2,850	2,850
Actual Production	2,420	2,310	2,544

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

South America

Our principal manufacturing facility in South America is a fully integrated, strategically located plant on the banks of the Paraná river near the town of Campana, approximately 80 kilometers from the City of Buenos Aires, Argentina. The Campana plant was inaugurated in 1954. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe mill and has an effective annual production capacity of 820,000 tons of seamless steel pipe (with an outside diameter range of 1¼ to 11 inches) and 1,200,000 tons of steel bars.

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

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 200 kilometers from Campana, at a cost of USD16.9 million, net of cash and cash equivalents. The capacity of this power generation plant - 160 megawatts - together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2003, and the year operations commenced are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
DRI	820	1976
Steel Shop
Continuous Casting I	400	1971
Continuous Casting II	700	1987
Pipe Production
Mandrel Mill I	300	1977
Mandrel Mill II	520	1988
Cold-Drawn Mill	20	1962

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Campana facility, we have manufacturing facilities in Villa Mercedes, province of San Luis, Argentina, for the production of tubular accessories such as sucker rods and pipe protectors.

In South America, we also have a seamless steel pipe plant in Venezuela, located within the Siderúrgica del Orinoco C.A., or Sidor, manufacturing complex on the banks of the Orinoco River in the eastern part of the country. Situated on an area of 38 hectares, the plant includes a pilger mill and finishing line (including threading facilities) and produces seamless pipe products with an outside diameter range of 8 to 16 inches. The plant was operated as part of Sidor until shortly before it was privatized and sold to our principal Mexican subsidiary in 1998. After conclusion of a modernization program in 2000 and subsequent operational improvements, our Venezuelan plant reached an annual production capacity of 80,000 tons. Steel bars used to produce seamless steel pipe in Venezuela are supplied by Sidor.

North America

Our principal manufacturing facility in North America is an integrated plant located near Pemex’s major exploration and drilling operations, about 13 kilometers from the port of Veracruz. Veracruz is located on the east coast of Mexico, approximately 400 kilometers from Mexico City. The Veracruz plant was inaugurated in 1954. Situated on an area of 200 hectares, the plant includes a state-of-the-art seamless pipe mill and has an installed annual production capacity of 780,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and

850,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

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

The major operational units at the Veracruz facility and corresponding annual installed production capacity (in thousands of tons per year, except for auto components facility, which is in millions of parts) as of December 31, 2003, and the year operations commenced, are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	850	1986
Pipe Production
Multi-Stand Pipe Mill	700	1983
Pilger Mill	80	1954
Cold-Drawn Mill	14	1963
Auto Components Facility	5	2001

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Veracruz facility, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of 15,000 tons.

We also have a seamless steel pipe manufacturing facility in Canada located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 11 inches. The effective annual capacity of the facility is 250,000 tons. The plant was originally inaugurated in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. Historically, steel bars have been sourced principally from our plants in Argentina and Mexico. In May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, which will start delivery of some of the plant’s steel bar requirements in the beginning of 2005. In January 2004, we purchased the leased facilities, spare parts and other operating assets and paid CAD12.5 million (USD9.6 million) to Algoma Steel.

Europe

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine close to the industrial region of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 800,000 tons of seamless steel pipes and 900,000 tons of steel bars.

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with two finishing lines;

•	a retained mandrel mill with three finishing lines;

•	a rotary expander with a finishing line; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of December 31, 2003, and the year operations commenced are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	900	1976
Pipe Production
Pilger Mill	110	1937
Continuous Floating Mandrel Mill:
Floating Mandrel Mill Small Diameter	140	1952
Mandrel Mill Medium Diameter	550	1978

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 17 to 711 mm (0.67 to 28.0 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of 950,000 tons of seamless steel pipes, and include a cold-drawn mill, aside from the main facility mentioned above:

•	the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawn mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 280 mm (0.47 to 11.00 inches), mainly for automotive, mechanical and machinery companies in Europe and the United States. The Costa Volpino facility has an annual production capacity of approximately 95,000 tons;

•	the Arcore facility, which covers an area of approximately 26 hectares and comprises a Deischer mill with associated finishing lines and multiple cold pilger pipe mills for cold-drawn pipes. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 203 mm (1.89 to 8.00 inches). The Arcore facility has an annual production capacity of approximately 160,000 tons; and

•

the Piombino facility, which covers an area of approximately 67 hectares and comprises a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, a hot dip galvanizing line and associated finishing facilities. Production is focused on welded pipe and finishing of small diameter seamless and welded pipe for sanitation applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 180,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with a production capacity of approximately 14,000 tons or 270,000 pieces per year.

Far East

Our manufacturing facility in Asia, operated by NKKTubes, is a seamless steel pipe plant located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK, resulting from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a retained mandrel mill, a plug mill and heat treatment, upsetting, threading and cold drawing facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual capacity of the facility is 260,000 tons. The plant was operated by NKK until its acquisition by Tenaris in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see “—Competition—Global Market.”

In December 2003, we entered into a memorandum of cooperation with Tianjin Pipe Corporation, a Chinese seamless steel pipe producer, pursuant to which we plan to establish a pipe threading facility in Tianjin, China.

Welded Pipes

We have two major welded pipe facilities, one in Brazil and one in Argentina. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW (electric resistant welding) rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally inaugurated in 1959, processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4½ to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of 500,000 tons.

The facility in Argentina is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and SAW rolling mills with one spiral line. The facility was originally inaugurated in 1948 and processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4½ to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of 350,000 tons.

Sales and Marketing

Net Sales

The following table shows our total net sales (including sales of steel pipes –seamless and welded— energy and other products) by geographical region in terms of U.S. dollars for the periods indicated:

Millions of U.S. dollars	For the year ended December 31,
	2003	2002	2001
South America	752	956	971
North America	754	577	612
Europe	959	830	681
Middle East and Africa	393	511	521
Far East and Oceania	322	345	390

Total Sales	3,180	3,219	3,174

For additional information about the net sales of our products by segment, see “Item 5. Operating and Financial Review and Prospects-Results of Operations.”

Steel Pipes (Seamless and Welded)

The following table shows our steel pipe sales by product and geographic region in terms of volume for the periods indicated.

Thousands of tons (unaudited)	For the year ended December 31,
	2003	2002	2001

Seamless Steel Pipe Sales
South America	322	324	490
North America	608	401	438
Europe	617	637	715
Middle East and Africa	365	528	582
Far East and Oceania	366	392	448

Total Seamless Steel Pipe Sales	2,278	2,283	2,673
Welded Steel Pipe Sales	355	585	432

Total Steel Pipe Sales	2,633	2,868	3,105

Seamless Steel Pipes

The following table indicates the percentage market distribution of our seamless steel pipe sales volume by region for the periods shown.

Percentage of total seamless steel pipe sales volume (unaudited)	For the year ended December 31,
	2003	2002	2001
South America	14%	14%	18%
North America	27%	18%	16%
Europe	27%	28%	27%
Middle East and Africa	16%	23%	22%
Far East and Oceania	16%	17%	17%

Total	100%	100%	100%

South America

Sales to our customers in South America accounted for 14% of our total consolidated sales volume of seamless steel pipe products in 2003, 14% in 2002 and 18% in 2001.

Our largest markets in South America are Argentina and Venezuela, countries in which we have manufacturing subsidiaries. Our sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by government actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil exports, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. See Item 3.D. “Risk Factors—Risks Relating to Argentina and Mexico.” Sales in Venezuela are also affected by government actions and policies and their consequences, including general strikes, agreements to vary domestic production pursuant to quotas established by OPEC, and measures relating to the taxation of oil and gas production activities and other matters affecting the investment climate.

A principal component of our marketing strategy in the Argentine and Venezuelan markets is the establishment of long-term supply agreements with significant local and international oil and gas companies operating in those markets. In recent years, we have sought to retain and expand its sales to those customers by offering value-added services.

In Argentina, we have enjoyed a sustained, close business relationship with Repsol YPF S.A., or Repsol YPF, an integrated oil and gas company engaged in all aspects of the oil and gas business. Repsol YPF, one of the world’s ten largest oil and gas companies, was created as a result of the acquisition in 1999 of YPF S.A., the leading oil and gas producer in Argentina, by Repsol S.A., a Spanish oil and gas producer. We have strengthened our relationship with Repsol YPF and other participants in the Argentine oil sector through just-in-time, or JIT, agreements, which allow us to provide these customers with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories. In June 2001, we renewed and extended the scope of our JIT agreement with Repsol YPF for a period of five years.

In 2003, demand from oil customers was strong throughout the year in spite of the application of a 20% tax on oil exports but demand from seamless pipes for gas drilling was minimal due to low gas tariffs, which are affected by regulation in the industry. We also serve the demand for seamless steel pipes for other applications in the Argentine market. Demand from this sector in 2003 has increased from low levels in response to increased activity in the agricultural sector and in import substitution as well as increased demand for compressed natural gas cylinders used to convert vehicles to run on low-cost natural gas.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela S.A., or PDVSA, the state-owned oil company, and many private-sector operators in the oil and gas sector. In 2002 and 2003, OPEC production quota cutbacks and adverse political and economic developments, which culminated in a general strike starting in December 2002 and extending to February 2003 led to a substantial decline in exploration and production activity in the oil and gas sector. Additionally, PDVSA decided to implement a significant reduction in inventories of seamless pipes. These factors led to a substantial decline in our sales of seamless pipes in Venezuela in 2002 compared to the previous year and in January 2003 our sales of seamless pipes in Venezuela effectively came to a halt. Following the termination of strike action exploration and production activity has resumed and demand for our seamless pipes in Venezuela has been recovering gradually although it remains below the level in 2001.

North America

Sales to customers in North America accounted for 27% of our total consolidated sales volume of seamless steel pipe products in 2003, 18% in 2002 and 16% in 2001.

Through our operating subsidiary in Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex under JIT arrangements, similar to our JIT arrangements with Repsol YPF. In January 2003, we renewed our relationship with Pemex under a new three year JIT agreement. Combined sales to Pemex (including drilling companies contracted by Pemex) represented 7.7% of our total seamless steel pipe sales volume in 2003, compared to 4.4% in 2002 and 3.1% in 2001.

In 2002, the Mexican congress approved a significant increase in the exploration and production budget of Pemex in the context of Pemex’s plans to increase oil production to four million barrels per day and gas production to 7,000 million cubic feet per day by 2006. As this budget increase was only approved late on in 2002, Pemex did not increase exploration and production activities until the second half of the year. In 2003, Pemex continued to increase exploration and production activity and the average number of active rigs was up 42% over the level of 2002. During 2003, Pemex also began to let out politically controversial multiple services contracts to operate some of its gasfields. Some of the tenders remained vacant, in light of uncertainty about the constitutional grounds of the contracts, and the perception that the economic terms offered were not commensurate with the risks involved. Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users other than Pemex (including drilling companies contracted by Pemex) rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. During 2001 and 2002, our sales to these customers declined reflecting a decline in North American industrial production activity but, in 2003, sales showed an increase reflecting the beginning of a recovery in North American industrial production activity.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. In 2002, demand from the oil and gas sector declined due to low levels of oil and particularly gas prices immediately prior to and during the winter drilling season that led to a sharp slowdown in the annual level of drilling activity. During 2003, there was an increase in drilling activity prompted by higher gas and oil prices but sales of seamless pipes did not increase correspondingly. During 2004, the pattern of drilling activity is expected to be more favorable to the use of seamless pipe products. Sales to Canadian oil and gas drilling customers are also affected by seasonal factors relating to the difficulty of conducting oil and gas drilling activities during the spring thaw.

Our sales to the United States are to a large extent directed to the industrial sector and are affected by trends in industrial activity since anti-dumping duties apply in respect of the import of most OCTG products produced by our main manufacturing subsidiaries. However, we also make sales of OCTG and line pipe products which are not subject to anti-dumping restrictions either because they are produced to specifications which are not produced in the United States or because they are produced by unaffected subsidiaries.

Europe

Sales to our customers in Europe accounted for 27% of our total consolidated sales volume of seamless steel pipe products in 2003, 28% in 2002 and 27% in 2001.

Our single largest country market in Europe is Italy. The market for seamless pipes in Italy (as in most of the EU) is affected by general industrial production trends, including investment in power generation, petrochemical and oil refining facilities. The European market also includes the North Sea area, which is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in that area.

In response to competitive pressures, particularly the increase in low-priced imports from producers in Russia, the Ukraine and other Eastern European countries, and consequent decline in market share in the period 1999-2001, we undertook a restructuring of our sales activities in the Italian market. This restructuring involved the substitution of sales to large distributors with direct sales to end users and sales to small regional distributors and implementing an electronic sales platform on our website. These efforts to restructure our sales were supported by increased provision of services, such as JIT delivery and cutting-to-length. These efforts have allowed us to maintain our market share.

After showing small increases in the previous two years, we estimate that apparent consumption of seamless pipes in the EU market fell by approximately 11% during 2002 compared to the levels of 2001 in response to declining levels of investment in industrial activity. Industrial activity in Europe remained stagnant during 2003 and apparent consumption of seamless tubes in the EU fell by approximately 3% compared to the level of 2002.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 16% of our total consolidated sales volume of seamless steel pipe products in 2003, 23% in 2002 and 22% in 2001.

Our sales in the Middle East and Africa are sensitive to the international price of oil and its impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. They have also been adversely affected by recent political and military developments in the region particularly with respect to the war in Iraq and subsequent events in that country as well as recent civil and political unrest in Nigeria. After a downturn in 1998 and 1999 as a result of the decline in oil prices, drilling activity in the Middle East and Africa began to recover in 2000 and sales of seamless steel pipes have increased. In 2001, an increase in oil and gas exploration and production activity (particularly in West Africa) resulted in higher sales of seamless pipes, a trend which was reversed at the end of 2002. During 2003, events in Iraq and civil and political unrest, especially in

Nigeria, caused some of our customers to halt their drilling projects, and thus demand for our products declined substantially.

Our sales in the Middle East and Africa could continue to be adversely affected by political and other events in the region, such as armed conflict, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 16% of our total consolidated sales volume of seamless steel pipe products in 2003, 17% in 2002 and 17% in 2001.

Our largest markets in the Far East and Oceania are China and Japan. Our seamless steel pipe sales in China are predominantly OCTGs for use in the Chinese oil and gas drilling industry. Sales have grown in this market in the past years as China increased investment in oil and gas exploration and production activities. Although apparent consumption of OCTG pipes in China increased during 2003, this increase was met by higher sales of pipes produced by local producers, who have been increasing their production capacity.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for seamless steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In recent years, demand has weakened in line with the general downturn in the Japanese economy but in early 2004 has shown signs of a slight recovery.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Welded Steel Pipes

We believe that we are the leading supplier of welded pipes for gas pipeline construction and industrial applications in South America. We also supply welded steel pipes to selected gas pipeline construction projects worldwide. Demand for our welded steel pipes is principally affected by investment in gas pipeline projects, especially in South America. In 2002 and 2001, sales of welded steel pipes were strong, reflecting a period of high demand for such products in connection with the construction of large pipeline projects in South America, such as those in Ecuador and Peru, as well as ongoing pipeline network integration projects in the region. Deliveries of welded steel pipes to those projects in Ecuador and Peru were substantially completed in 2002 and demand for our welded pipe products in 2003 came largely from the local Brazilian market for projects undertaken by Petrobras. In the second half of 2003, incoming orders from major projects in Brazil were suspended due to delays in obtaining the necessary environmental clearances; furthermore, a dispute between Petrobras and the Rio de Janeiro state government has led to the current suspension of new project activity in Brazil. This resulted in a sharp decline in sales in the second half of 2003, which has continued into 2004.

Principal Factors Affecting Oil and Gas Prices

As discussed above, sales to oil and gas companies worldwide represent a high percentage of our total sales and demand for seamless steel pipes from the global oil and gas industry is a significant factor affecting the general level of volumes and prices for our products. Downward pressures on oil and gas prices in the international markets usually result in lower oil and gas drilling activity and consequently lower demand for our seamless steel pipe products from our oil and gas customers and, in some circumstances, upward pressures can result in higher demand from these customers.

The international price level of oil depends on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Nigeria, Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in the oil prices.

In the past three years, the international price of oil has stabilized at relatively high levels but demand for our seamless pipe products has been affected by the factors indicated above.

We are unable to forecast the direction of international oil and gas prices in the future, and the consequent impact on investment programs and purchases, including pipe purchases, by our oil and gas customers.

Energy

Through a subsidiary formed in 1999, we have developed an energy supply business in Italy, following the partial deregulation of the energy sector by the Italian government. Initially formed to supply electricity to Dalmine and to other users in the Bergamo area, Dalmine Energie has rapidly expanded and currently supplies electricity to many industrial companies in Italy. Dalmine Energie purchases electricity principally from GRTN Gestore della Rete di Trasmissione Nazionale S.p.A., or GRTN, formerly known as Enel Distribuzione S.p.A., at wholesale market prices under volume and delivery conditions that closely match those at which it sells to its customers.

In December 2001, Dalmine Energie began operating in the natural gas business. Dalmine Energie purchases its natural gas requirements from Snam S.p.A. under a long-term contract that expires on October 1, 2011, which contains annual, quarterly and daily “take-or-pay” provisions and had an outstanding value, as of December 31, 2003, of approximately €554,5 million (USD698.4 million). At December 31, 2003, Dalmine Energie traded 3.6 Twh (billions of kilowatt/hour) of electricity and 614 million standard cubic meters, or scm, of natural gas.

Dalmine Energie recognizes revenue only upon delivery of electricity and gas and other services to its customers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals. Of its €349 million (USD396 million) in revenues in 2003 (compared to €275 million -USD260 million- in 2002), 16% were derived from sales to our Italian manufacturing subsidiary (19% in 2002) and the remainder represented sales to third parties (of which 69% represented sales of electricity and the remainder represented sales of natural gas).

Other products

Prior to the reorganization of Tenaris Global Services as a subsidiary of Tenaris in October 2002, some of the subsidiaries, representative offices and other assets of Tenaris Global Services were involved in the sale and marketing of other steel products (principally sales in North America and Europe of steel products produced by Sidor and Siderar, a Techint group company producing flat steel in Argentina). Since June 30, 2003, we have discontinued these sales of other steel products.

Our other products and services include sucker rods used in oil extraction activities, steam and excess energy from our new power generation plant in Argentina, ferrous scrap, and procurement services.

Competition

Global Market

The global market for seamless steel pipe products is highly competitive. Seamless steel pipe products are produced in specialized mills using round steel billets and specially produced ingots. Steel companies that manufacture steel sheet and wire rods and bars and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel sheets and plates used to produce welded steel pipe.

The production of seamless steel pipe products following the stringent requirements of major oil and gas companies requires the development of specialized skills and significant investments in manufacturing facilities. By contrast, the seamless pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications, which constitute a significant segment of our target market.

Our principal competitors in the international seamless steel pipe markets can be grouped by origin as described below.

•	Japan. Sumitomo Metal Industries Ltd. and JFE (the seamless pipe business of Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. In April 2001, Nippon Steel Corporation, in connection with ongoing rationalization measures, withdrew from the export market for seamless steel pipe products and shut down its seamless steel pipe facility in Yawata, Japan. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	Western Europe. Vallourec & Mannesman Tubes, or V&M Tubes, a Franco-German venture, has mills in Brazil, France, Germany and the United States. V&M Tubes has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil and the Middle East. V&M Tubes is an important competitor in the international OCTG market, particularly for high-value premium joint products. In May 2002, V&M Tubes purchased the seamless tubes division of North Star Steel, a leading U.S. producer of OCTGs for the domestic market, which was renamed V&M Star. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each has a significant presence in the European market for seamless steel pipes for industrial applications while the latter also has a presence in the international OCTG market with sales mostly directed to the United States and the Commonwealth of Independent States, or CIS.

•	United States. U.S. steel producers, including US Steel Corporation and V&M Star, are largely focused on supplying the U.S. market. Some of them, however, periodically enter the international market in response to decreased domestic demand or perceived opportunities in the export markets.

•	Eastern Europe, CIS and China. Producers from these regions compete in the “commodity” sector of the market and have been increasing their participation in the international market for standard products where quality and service are not the prime consideration.

Domestic Markets

We compete against importers of seamless steel pipe products and, to a lesser extent, against welded steel pipe products in the domestic markets of our manufacturing subsidiaries in Argentina, Venezuela, Mexico and Canada (countries in which we are the sole domestic producer) and against domestic, regional and other competitors in Italy and Japan.

Producers of seamless steel pipe products can maintain a strong competitive position in their domestic markets due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sector. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by JIT arrangements as discussed above.

Argentina

We are the sole producer of seamless steel pipe in Argentina. Accordingly, our competition in the Argentine seamless steel pipe products market is limited to imports.

During the 1990s and more recently, our Argentine subsidiaries have faced increased competitive challenges from outside Argentina as a result of the Argentine government’s trade liberalization policies. In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay established Mercosur, a common market organization whose four members have signed agreements that aim for eventual economic integration and the creation of a free trade zone and common external tariffs. Mercosur has eliminated or significantly reduced over time import duties, tariffs and other barriers to trade among the member nations. Zero tariffs have applied among Mercosur members to seamless steel pipe products since January 1, 2000. The tariff applicable to seamless steel pipe products imported from outside Mercosur was 16% as of December 31, 2003, plus a supplemental tariff of 1.5%. The tariff for welded pipe products imported from outside Mercosur was 14%, plus a supplemental tariff of 1.5%.

Recently, Mercosur and the Andean Community (Perú, Colombia, Ecuador and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur also is negotiating free-trade agreements with the EU, Mexico, India and South Africa, as well as participating in the Free Trade in the Americas, or FTAA, negotiations encompassing virtually all countries in the Western Hemisphere.

Argentina has imposed antidumping duties (74.49% margin) against imports of welded line pipe from Japan, which are scheduled to remain in effect until December 2006.

Venezuela

We compete in the Venezuelan market both as a domestic producer and foreign supplier.

In April 2002, Venezuela imposed import tariffs ranging from 20% to 30% (an increase from 5% to 15%) on steel products (including seamless steel pipes) from countries with which it did not have a free trade agreement. These increased tariffs (from the 5% to 15% range in effect prior to April 2002) expired in October 2003. Nevertheless Venezuela requested a new 10% increase and the Andean Community authorized it. A zero tariff applies to steel imports from Andean Community member countries, Chile, and Mexico. Venezuela has imposed antidumping duties of 87.0% on steel pipe imports from Japan since 1996, which are scheduled to remain in effect until 2005. Currently, Venezuela is negotiating a trade agreement with the EU, as well as participating as part of the Andean Community in the FTAA negotiations.

Mexico

We are the sole producer of seamless steel pipe in Mexico. Accordingly, our competition in the Mexican market is limited to imported products. Competition in the Mexican market has been increasing in recent years, as the Mexican government has entered into free trade agreements that have reduced trade barriers and tariffs on steel imports (including seamless steel pipes) from participant countries. As a member of the North American Free Trade Agreement, or NAFTA, which came into effect January 1994, Mexican duties on OCTG products have been gradually reduced from 15% in 1993 to zero since the beginning of 2003. In 2000, Mexico signed a trade agreement with the EU, under which seamless steel pipe imports from the EU were subject initially to a 7% duty, which is to be progressively reduced until zero in 2007.

In addition, the Mexican government has signed trade agreements with Chile, Bolivia, Nicaragua, Costa Rica and Uruguay. Mexico also joined the Group of Three, or the G-3, in 1995 with Colombia and Venezuela. Under the G-3 agreements, as of July 1, 2003, duties on seamless steel pipes are reduced annually for a ten-year period begun in 1995 by 1.1% (from 1995 until July 2003, it was 1.08%) or 0.72% (depending on the product).

On January 1, 1999, Mexico imposed an import tariff of 18% (increased from 15%) on seamless steel pipe from countries with which Mexico does not have a trade agreement. The tariff was subsequently increased for some steel products (including seamless pipes) to the current 25%, which is scheduled to be reduced to 18% during 2004.

Since 1995, Mexico has imposed a tariff of 82.4% on certain seamless steel cold-drawn pipe products from the United States. Since 2000, Mexico has imposed antidumping duties of 99.9% on seamless steel line pipes from Japan, which are scheduled to remain in effect until November 2005.

Mexico has imposed final antidumping duties of 79.65% and 42.00% on seamless line pipe imported from Russia and Romania respectively, and a preliminary antidumping duty of 18.17% on imports of pipe fittings from China, with a final duty determination expected by June 2004.

Canada

We are the sole domestic producer of seamless steel pipe in Canada. We compete with domestic welded pipe producers, as well as imports. Canada generally does not impose significant tariffs on seamless steel pipe imports, largely opening the domestic market to international competition for those products. Canada is participating in the current FTAA negotiations.

In April 2002, the Canadian Government initiated a “safeguard” investigation against certain steel products, including certain seamless pipe, designed to protect domestic producers from an influx of steel imports. The Canadian Government concluded the investigation for all products in May 2003 and declined to impose any safeguard measure, contrary to the recommendations of its lead trade agency on this issue.

Italy

In Italy and elsewhere in the EU, we compete against European and non-European producers of seamless steel pipe products, most notably V&M Tubes.

Import barriers have fallen and competition has increased recently in Italy and other EU markets for seamless steel pipe products. Since 2002, non-EU imports of seamless pipes into the EU have been strong and had a negative impact on our sales in Italy because of the imports often have been at significantly lower prices. This import increase occurred despite antidumping and other restrictions placed on certain steel imports in previous years that remain in effect. The European Commission (following pressure from the European seamless pipe industry) has imposed antidumping duties and other import restrictions on certain steel products from Ukraine and Croatia since February 2000, and from Russia, Poland, the Czech Republic, Slovakia, Romania and Hungary since 1997. The European Commission currently is reviewing these measures, which expired in 2002 but are still being enforced. Admission of Eastern European countries into the EU will likely mean stronger competition in Europe from these countries’ steel products. The EU is negotiating trade agreements with the Andean Community and Mercosur.

Japan

NKKTubes is a leading producer of seamless steel pipes in Japan. In the domestic market, it competes against Sumitomo Metal, JFE and Nippon Steel. Currently Japan is negotiating a free trade agreement with Mexico.

Brazil

Confab is a leading producer of welded steel pipes in Brazil. Brazil currently imposes on non-Mercosur imports a 16% tariff for seamless pipe and 14% for welded pipe. Brazil has free trade agreements with Mercosur, Chile and Bolivia. The Andean Community and Mercosur have agreed to gradually reduce steel-related tariffs to zero over a period of 8 to 12 years.

Capital Expenditure Program

In recent years, we have undertaken a major round of capital investment projects at our three integrated facilities in Argentina, Mexico and Italy. The focus of these capital investment projects has been to upgrade these facilities to state-of-the-art status in terms of automation and quality control, and to expand our capacity to produce premium quality and other high-grade products. As a result of these and other investments, we have established a strong reputation for the quality of our products and we have increased significantly the proportion of heat-treated products and products finished with proprietary premium joints in our product sales mix.

We will continue to invest in the modernization and improvement of our facilities and quality control processes in our mills as well as to expand our capability to produce high-grade products. We also make expenditures at all of our facilities to improve environmental and safety conditions.

During 2003, at our Campana facility in Argentina, we expanded the finishing lines for premium joints and added a new upsetting press for the small product range. We also invested in a new centralized laboratory facility for product testing and qualification purposes.

At our Veracruz facility in Mexico, we made improvements in the melt shop and in the continuous casting process. In addition, in the finishing areas, we invested in a new finishing line for cold-drawn pipes, and in new double-joint facilities. In addition, we are constructing a new auto components facility to supply the automobile industry.

At our Dalmine facility in Italy, we invested in automation, cost reduction, quality enhancement and new product development. In the melt shop and continuous casting machines, we implemented a new automation system and enhanced process control. A new end sizing machine was installed on the finishing floor to cope with the high standards required by the special line pipe market.

During 2003 we also made significant investments in our Brazilian welded pipe facility. These included an overhaul of the material handling capabilities at the welding lines, the installation of a completely new heat treatment plant, which will enable us to produce welded OCTG products, and the construction of a new administrative building.

The total amount spent by Tenaris for capital expenditure programs in 2003 was USD137.5 million, compared to USD124.6 million in 2002 and USD200.0 million in 2001.

Capital expenditure projects planned for 2004 include further enhancements at the expander mill in Italy; expansion of the direct reduction plant, the medium size finishing floor and the cold drawn area in Argentina; expansion and relocation of the auto-components facility in Veracruz, Mexico as well as the modernization of the coupling shop and the installation of a new quenching tank for the medium/big tube range; installation of a new sucker rod manufacturing line in Brazil; revamping the heat treatment facilities in Canada and the completion of a new threading and finishing line in Nigeria.

Information Technology

In addition to capital expenditures at our plants, we have invested in the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. These investments include:

•	the installation of new globally integrated commercial IT systems to improve customer service capabilities, including an order tracking system available to major customers via Internet;

•	the establishment of a specialized procurement company, known as Exiros, with an internet portal to reduce purchasing costs and enhance logistics;

•	the establishment of a new centralized data center to improve the quality, speed and reliability of the information and IT services; and

•	the implementation of new finance and administrative systems to improve management control and information and to enable the development of synergies.

Investments in information systems totaled USD23.7 million in 2003, compared to USD14.6 million in 2002.

Subsidiaries

We operate primarily through subsidiaries. For a complete list of our subsidiaries and a description of our investments in other companies, see notes B and 31 to our consolidated financial statements included in this annual report.

Below is a simplified diagram of our corporate structure, as of December 31, 2003:

(1)	The remainder of Confab was owned by the public. As of April 30, 2004, we held 99% of Confab’s voting stock.

(2)	As of April 30, 2004, the remainder of NKKTubes was beneficially owned by JFE Engineering.

(3)	As of April 30, 2004, the remainder of Tavsa was owned by the Republic of Venezuela through the Corporación Venezolana de Guayana.

Seamless Steel Pipe Manufacturers

Siderca

Siderca is the sole seamless steel pipe producer in Argentina. We or our predecessors have held a large majority position in Siderca since its inception in 1948. Pursuant to the exchange offer concluded in December 2002, we acquired an additional 28% of Siderca’s outstanding capital stock, reaching a 99% direct and indirect holding in Siderca. On April 24, 2003, we completed a unilateral acquisition under Argentine law of the remaining minority shareholders’ stock and, as a result, Siderca became a wholly-owned subsidiary of the Company.

Tamsa

Tamsa is the sole seamless steel pipe producer in Mexico. In June 1993, through a subsidiary of Siderca that held a 6% interest in Tamsa, we invested USD67.1 million to acquire an additional 18% interest in Tamsa. Since this investment, we, directly or indirectly, continued to make additional purchases of Tamsa’s ordinary stock. Pursuant to the exchange offer concluded in December 2002, we acquired a further 44% of Tamsa’s ordinary stock. Effective on August 11, 2003, Tamsa delisted its shares from the Mexican Stock Exchange and terminated its ADR program. On September 15, 2003, we completed a second exchange offer for all Tamsa shares and ADSs owned by the public. Concurrently with this second exchange offer, we established a fiduciary account in Mexico for a period of six months into which we deposited the number of ordinary shares necessary to acquire at a fixed exchange ratio all the outstanding Tamsa shares held in Mexico. On February 11, 2004, this fiduciary account ended and we acquired the 249,166 additional shares of Tamsa that had been exchanged by the fiduciary agent. At April 30, 2004, we held, directly or indirectly, 100% of Tamsa’s shares.

Dalmine

Dalmine is the leading seamless steel pipe producer in Italy and a leading seamless steel pipe producer in the EU. In February 1996, through a subsidiary of Siderca, we acquired a 37% interest in Dalmine. Since this initial investment, we, directly or indirectly, have made additional purchases of Dalmine’s ordinary stock. Pursuant to the exchange offer concluded in December 2002, we acquired 41% of Dalmine’s ordinary stock. Since that date, we engaged in various open-market transactions in accordance with applicable law through which we acquired an additional 2% of Dalmine’s ordinary stock, reaching a 90% direct and indirect holding in Dalmine. As a result of a tender offer completed in June 2003 and subsequent acquisitions in the open market, at December 31, 2003 we held directly or indirectly 99% of the shares of Dalmine.

Tavsa

Tavsa was formed to run the seamless pipe business formerly part of Sidor. On October 9, 1998, Tamsa entered into an agreement with the Venezuelan government, pursuant to which Tamsa acquired 70% of Tavsa for an initial equity contribution of USD11.7 million. The Venezuelan government holds the remaining 30% of Tavsa.

AlgomaTubes

AlgomaTubes is the sole seamless steel pipe producer in Canada. On June 14, 2000, Siderca entered into an agreement with Algoma Steel pursuant to which, through the newly incorporated Canadian subsidiary, AlgomaTubes, we leased and operated Algoma Steel’s seamless steel pipe manufacturing facilities in Sault Ste. Marie, Ontario, Canada. The lease agreement, which came into effect on October 1, 2000, had a term of 20 years, and contemplated a purchase option. On January 30, 2004 we purchased the leased land, manufacturing facilities, spare parts and other operating assets for USD9.6 million.

NKKTubes

On May 24, 2000, Siderca agreed with NKK to form a new company, NKKTubes, to take over NKK’s seamless steel pipe business. Siderca and NKK (now JFE) own 51% and 49% respectively of NKKTubes, which began operations on August 1, 2000. In connection with the NKKTubes joint venture, NKK agreed to license to us its manufacturing technology, patents and trademarks for manufacturing steel (for use in the manufacturing of seamless steel pipe) and seamless steel pipe. As a result of NKK and Kawasaki Steel’s business combination, on April 1, 2003, the licensing agreements relating to NKK’s technology were terminated.

Welded Steel Pipe Manufacturers

Siat

Siat is the leading producer of welded steel pipes in Argentina. In 1986, Siderca acquired 100% of Siat. In December 1992, Siderca transferred a 30% interest in Siat to Confab in exchange for a 30% interest in Confab’s then subsidiary, Confab Tubos S.A.

Confab

Confab is the leading welded tubes manufacturer in Brazil, and also manufactures and sells industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment, standard and high-pressure vessels, pulping equipment and direct fire heaters. In August 1999, Siderca acquired a 39% interest (99% of voting capital) in Confab for USD43.5 million. Since this investment, we have exercised control of Confab.

Tenaris Global Services

Tenaris Global Services and its subsidiaries comprise the various companies, representative offices and other assets around the world that market and provide services in relation to the sales of our products worldwide and which, on October 18, 2002, were separated from the Techint commercial network, which provide sales and marketing services to companies in the Techint group. Tenaris Global Services is domiciled in Uruguay.

Dalmine Energie

Dalmine Energie was established in 1999 as a wholly-owned subsidiary of Dalmine. Initially formed to supply electricity to Dalmine and to other industrial users, it has rapidly expanded and currently supplies electricity and natural gas to many industrial companies in Italy.

Metalmécanica

Metalmécanica is a manufacturer of couplings and accessories and is the leading producer of sucker rods for the oil and gas industry in Latin America. We have a 100% interest in Metalmécanica.

Other Investments

Sidor (Amazonia and Ylopa)

In January 1998, Amazonia, an international consortium of companies, purchased a 70% equity interest in Sidor, a Venezuelan integrated steel producer, from the Venezuelan government, which retained the remaining 30%. As of December 31, 2002, prior to the 2003 restructuring of Sidor’s and Amazonia’s debt described below, we held an equity interest in Amazonia of 14.1%.

As of December 31, 2002, Sidor had approximately USD1.58 billion of indebtedness (secured in part by fixed assets valued at USD827 million) and Amazonia had approximately USD313 million of indebtedness. Sidor and Amazonia had been unable to make payments on their debt since late 2001.

During 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) restructured Sidor’s and Amazonia’s debt. As a result of the restructuring, we hold a 24% equity interest in Ylopa Serviços de Consultadoria Lda., or Ylopa, a special-purpose corporation incorporated in Madeira. Under the terms of the restructuring, Ylopa purchased all of Amazonia’s bank debt and a portion of Sidor’s bank debt for USD133.5 million, Sidor purchased a portion of its own bank debt for USD37.9 million and the remainder of Sidor’s bank debt was refinanced. As part of this refinancing, Sidor’s lenders agreed to reduce interest rates and extend the term of the debt.

Additionally, Ylopa assigned to Amazonia all of the debt it purchased in exchange for debt instruments of Amazonia convertible into a 67% equity interest in Amazonia at Ylopa’s option, the Venezuelan government exchanged half of the debt owed to it by Sidor for additional equity and consequently increased its equity ownership interest in Sidor to 40% and the remainder of the debt owed to the Venezuelan government was refinanced.

Certain agreements entered into in connection with a previous restructuring of the Sidor and Amazonia senior debt that took place in 2000 were terminated as part of the 2003 restructuring and Amazonia shareholders were released from various guarantees they had provided in connection with Amazonia’s initial purchase of its 70% equity stake in Sidor with respect to the principal and a portion of the interest payable under the loan made to Sidor by the Venezuelan government. In addition; their obligations under a put agreement that previously required them to purchase up to USD25 million in loans payable by Amazonia to its private lenders and certain other contingent obligations created in the 2000 restructuring were also terminated.

The 2003 restructuring and subsequent agreements also set forth a mechanism for Sidor to repay a portion of its debt, whereby its excess cash (determined in accordance with a specific formula) is to be allocated between the Sidor’s banks, Ylopa and the Venezuelan government (the latter according to their equity stakes in Sidor of 60% and 40%, respectively).

As of December 31, 2003 and as a result of the 2003 restructuring, Amazonia’s equity interest in Sidor was 60% and our indirect interest in Amazonia was 14.5%. In addition, we held an additional indirect investment in Amazonia through convertible debt held by Ylopa.

We continue to bear the risk of further losses in the equity value of our investment in Amazonia as well as losses in the equity value of our investment in Ylopa. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Sidor’s and Amazonia’s existing shares that, absent the occurrence of an event of default under the documents of the restructuring, should be released in two years, pledges to Sidor’s financial lenders of any future debt of Amazonia and limitations to the constitution of liens over financial assets issued by Amazonia.

Raw Materials

At our integrated seamless steel pipe facilities in Argentina, Mexico and Italy, our principal raw materials are iron ore, ferrous scrap, pig iron, pre-reduced iron, DRI, including DRI in hot briquetted form, or HBI, and ferroalloys. These are processed in electric furnace steel shops into steel bars and ingots, which are then further processed in our rolling mills, and finishing lines into seamless steel products. In Argentina, we produce our own DRI using iron ore imported from neighboring Brazil and natural gas as a reductant and we source ferrous scrap domestically through Scrapservice S.A., our 75% owned Argentine scrap collecting and processing subsidiary. In Mexico, we import most of our pig iron and DRI requirements and purchase ferrous scrap from domestic and international markets. In Italy, we purchase pig iron and ferrous scrap from European and international markets as well as special metals for certain products. We coordinate our purchases of ferroalloys worldwide. Below we have provided a more complete description of the raw material and energy situation at our integrated facilities in these three countries.

In April 2004, together with Sidor, we entered into an agreement with Posven, the owner of an idled Venezuelan HBI facility, for the purchase of its assets for USD120 million. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity of 1.5 million tons but has never operated at full capacity having been shut down in 2001 shortly after its start-up. The acquisition is subject to the satisfaction of several conditions, including the transfer of operating contracts on satisfactory terms. The completion of this acquisition and subsequent operation of the HBI facility would give Tenaris substantially increased access to Venezuela’s low cost iron ore and natural gas for the production of pre-reduced iron for use principally in our Mexican and Italian operations.

At our other seamless steel pipe facilities, we use round steel bars and ingots as our principal raw materials. In Japan, NKKTubes purchases these materials from JFE, and in Venezuela, Tavsa purchases these materials from Sidor. In each case, those purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, both NKKTubes and Tavsa are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials. In Canada, we currently use steel billets produced in our integrated facilities in Argentina and Mexico, where we have an excess of steelmaking capacity over our pipe making capacity, but in May 2004, we concluded an agreement under which QIT will begin to supply round steel bars to meet some of our requirements starting in 2005.

In our welded pipe facilities, we purchase steel sheets and steel plates principally from domestic producers for processing into welded steel pipes.

Integrated Steel Production Facility in Argentina

At our Campana facility in Argentina we vary within limits the proportion of ferrous scrap to DRI that we use to manufacture our products based on the relative price of these inputs.

We operate a Midrex DRI production plant in Argentina to generate DRI using, as raw materials, pellets and lump ore purchased under long-term contracts from suppliers in neighboring Brazil. Prices under these contracts are fixed on an annual basis in accordance with market conditions and follow the prices agreed between the major iron ore exporters and their main steel industry clients. Our annual consumption of iron ore in Argentina ranges between 900,000 and 1,200,000 tons and is supplied primarily by Companhia Vale do Rio Doce, Minerações Brasileiras Reunidas and Samarco Mineração S.A under one-year fixed price contracts. We arrange the transportation of the iron ore, taking advantage of dry bulk cargo vessels on their return from Europe and utilizing our own port facilities. We have the capacity to store approximately 330,000 tons of iron ore, or enough to supply our manufacturing activity in Argentina for four months. The costs for iron ore imported into Argentina from Brazil increased in 2003 in line with increases in international iron ore prices.

To meet our requirements for ferrous scrap at competitive prices, we established Scrapservice S.A., a subsidiary in Argentina that collects and processes ferrous scrap. Our costs of collecting and processing ferrous scrap in Argentina increased substantially during 2003 reflecting higher demand from local steel producers and a tight supply situation following several years of recession. In 2002 this cost had substantially decreased reflecting the impact of the Argentine peso devaluation.

We consume large quantities of electricity (approximately 1,100,000 megawatts per year) for our manufacturing activities at the Campana facility, particularly in the operation of the electric furnaces used to melt DRI and ferrous scrap. In order to secure a source of electric power on the most competitive terms, we acquired, an electric power generating facility located in San Nicolás, approximately 200 kilometers northwest of Campana at a cost of USD16.9 million net of cash and cash equivalents. The power plant is a modern gas turbine facility that came on stream in 1998 and has a power generation capacity of 160 megawatts and steam production capacity of 250 tons per hour. As a result of the purchase, our operations at Campana, which consume around 160 megawatts at peak production and an average of 90 megawatts, have become self-sufficient in electric power requirements. Power generated at the plant that is in excess of our requirements is sold on the open market and steam is sold to Siderar, an affiliate company that operates a steel production facility in San Nicolás. We also have a thermo-electric generating facility with a capacity of 35 megawatts at Campana, which can operate with natural gas or fuel oil.

We also consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. The natural gas market in Argentina was deregulated in 1992 and divided into three sectors: production, transportation and distribution. We have long-term supply arrangements with Repsol YPF and Tecpetrol S.A., a Techint group company, for the purchase of natural gas. Repsol YPF is our main supplier, but Tecpetrol supplies us with a substantial portion of our natural gas requirements on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF. Our supply agreement with Repsol YPF extends until December 2006 with prices revised on an annual basis. On March 4, 2003, we entered into an agreement with Tecpetrol under which we paid USD15.3 million for the advance purchase of 760 million cubic meters of natural gas to be delivered to our Campana facility and our newly acquired power generation facility over a period of five years on pricing terms that will enable us to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, we will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Our purchases from Tecpetrol in 2003 amounted to USD6.2 million, USD3.4 million in 2002, and USD4.5 million in 2001. We also have transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Gas Natural Ban S.A., or Gasban; these contracts will expire in 2004 and may be renewed at that time. The Techint group has a significant investment in TGN. Finally, for the final transportation phase, we have a supply contract with Gasban that expires in 2004. The costs of natural gas in Argentina fell substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms and increased in 2003 reflecting the continuing freeze on tariffs and the appreciation of the Argentine peso against the U.S. dollar.

Integrated Steel Production Facility in Mexico

At our Veracruz facility in Mexico we obtain DRI and pig iron mainly from foreign suppliers. We obtained the rest of our metal requirements for 2001, 2002 and 2003 from the domestic market, the United States and other scrap-exporting countries. We have our own scrap collection yard in Coatzacoalcos, Veracruz, which started operations in June 1998 and acquired an additional yard in Merida, Yucatan in March 2004. The costs of scrap, DRI and pig iron in Mexico increased significantly during 2003 in line with increases in the prices of such materials in the North American market reflecting increased international demand for steel products, particularly from China.

Our purchases of raw materials for our Mexican operations are made pursuant to primarily short-term supply arrangements. However, to secure a long-term supply of HBI, we made an investment in, and entered into an off-take contract with, Complejo Siderúrgico de Guayana C.A., or Comsigua, to purchase on a take-and-pay basis 75,000 tons of HBI annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Under this contract, we are required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, we will purchase the HBI at a slight discount to market price. As a result of continuously weak market prices for HBI from the start-up of the Comsigua plant until the second half of 2003, we paid higher-than-market prices for our HBI during that period and according to the original contract accumulated a credit that, at December 31, 2003, amounted to approximately USD13.4 million. This credit, however, is offset by a provision for an equal amount. We own, through our principal Mexican subsidiary, a 6.9% equity interest in Comsigua. In addition, we agreed to cover a portion of Comsigua’s cash operating and debt service shortfalls, pledged our shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD5.0 million outstanding as of December 31, 2003) in support of a USD156 million (USD66.0 million outstanding as of December 31, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. We have been also required to pay an aggregate of USD1.5 million, representing our share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. For more information about this contract, see note 24(v)(a) of our audited consolidated financial statements included in this annual report.

Our Veracruz facility consumes large quantities of electric power, particularly in operating the electric furnaces used to produce steel. This electric power is furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission. The costs of electric power in Mexico increased in 2003 reflecting higher fuel prices.

Integrated Production Facility in Italy

For our facilities in Italy we purchase our ferrous scrap requirements mainly from the Italian and EU market and the remainder from other parts of the world. We purchase our pig iron requirements primarily from Russia, Algeria, Turkey and the Ukraine; unlike ferrous scrap purchases, which are primarily denominated in euros, our pig iron purchases are usually denominated in U.S. dollars. High-alloy and other special quality steels are supplied under annual contracts, with prices closely linked to prevailing ferrous scrap prices. The costs of scrap and pig iron in Italy increased significantly during 2003 in line with the increases in prices for these commodities in the Western European market reflecting increases in international demand for steel products, especially from China.

Our main facility in Italy consumes large quantities of electric power, particularly in operating the electric furnace to produce steel. Until recently, we purchased our electric power requirements directly from GRTN at prices established for industrial users. In the first half of 1999, the Italian government instituted deregulation measures; in July 1999, we created a wholly owned subsidiary, Dalmine Energie, to acquire electrical and other forms of energy at wholesale rates for our Italian operations and for other companies in the Bergamo area belonging to the Consorzio Orobie Energia. Dalmine Energie began to operate in January 2000, after having identified sources for the purchase of electrical energy and entered into supply contracts with companies in the consortium. Today, all of our Italian electric and gas power requirements are supplied by Dalmine Energie, which purchases electric power principally from GRTN and natural gas from Snam S.p.A. The costs of electric energy and natural gas in Italy remained relatively stable in 2003 in Euros but increased in U.S. dollar terms due to the appreciation of the Euro against the U.S. dollar.

Product Quality Standards

Our seamless steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, the American Society for Testing and Materials, ASTM, the International Standardization Organization or ISO, and Japan Standard or JIS. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors. Currently we maintain, for all our operations, the Quality System Certification ISO 9001-2000, granted by Lloyd Register Quality Assurance, a requirement for selling to the major oil and gas companies, which have rigorous quality standards. The ISO 9001 quality management system assures that the product complies with customer requirements from the acquisition of raw material to the delivery of the final product. ISO 9001 is designed to ensure the reliability of both the product and the processes associated with the manufacturing operation. In January 2004, our seamless steel pipe manufacturing facilities in Campana became our second manufacturing facility, after NKKTubes, to obtain the Japanese Industrial Standards (JIS) quality management certification from the Japanese Ministry of Economy, Commerce and Industry.

All our mills involved in the manufacturing of material for the automotive market are additionally certified according to the standard ISO TS 16949.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at specialized research facilities located at the Campana plant, operated by the Fundación para el Desarrollo Tecnológico, or Fudetec, and at the research facilities of the Centro Sviluppo Materiali S.p.A., or CSM, in Rome. Fudetec was founded in 1989 by members of the Techint group to promote industrial and technological development in Argentina. In May 1997, we acquired an 8% interest in CSM.

Product development and research currently being undertaken include:

•	proprietary premium joint products including dopeless technology;

•	heavy wall deep water line pipe and risers;

•	expandable casing technology; and

•	tubes for boilers.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include ongoing studies for the addition of electromagnetic stirring to continuous casting with the goal of improving product quality and range.

We spent USD21.9 million for R&D in 2003, compared to USD14.0 million in 2002 and USD9.7 million in 2001.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permits and decrees in the countries where we have manufacturing operations concerning, among other things, human health, discharges to the air and water and the handling and disposal of solid and hazardous wastes. Compliance with these environmental laws and regulations is a significant factor in our business.

We have not been fined for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations. We have not been required or requested, nor are we aware of any obligation, to conduct remedial activities at any of our sites or facilities.

Insurance

We carry property, accident, fire, third party liability, product liability and other insurance (such as vehicle insurance) in amounts which are customary in the steel products industry. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount. In general terms, we do not carry loss-of-profit or business interruption insurance.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or “IFRS”, which differ in certain significant respects from U.S. GAAP. See notes U and 33 to our consolidated financial statements included in this document, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity for the periods and at the dates indicated.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. In the last decade, we have successfully expanded our business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and an annual production capacity of over three million tons of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition to our investments in seamless steel pipe operations worldwide, we also own controlling interests in the leading producers of welded steel pipes in Argentina and Brazil, with a combined annual production capacity of 850,000 tons, and have established an energy supply business in Italy. We have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets.

Our primary source of revenue is the sale of seamless pipes in several markets worldwide. Sales of seamless pipes represents a high percentage (75% in 2003) of our total sales, and we expect sales of such products to continue to be our primary source of revenue. The global market for seamless pipes is highly competitive, with the primary competitive factors being price, quality and service. We compete in international markets against primarily European and Japanese producers. Our largest markets for seamless steel products are concentrated in the countries in which we have manufacturing subsidiaries (Argentina and Venezuela in South America, Mexico and Canada in North America, Italy in Europe and Japan in the Far East).

Our sales of seamless pipes are sensitive to the international prices of oil and gas and their impact on the drilling activity of participants in the oil and gas sectors. Demand for seamless pipes from the global oil and gas industry is a significant factor affecting the general sales volumes and prices of our products. In 2003, although oil prices remained at relatively high levels, capital discipline by the major oil and gas companies and production discipline by the OPEC producers, coupled with the military, political and security events that affected demand in Iraq, Venezuela and Nigeria, resulted in overall drilling activity remaining flat outside North America and a significant drop in consumption of seamless tubes in the Middle East. Drilling activity increased in North America as a result of high natural gas prices in the United States and Canada and an increase in exploration and production spending by Pemex in Mexico. We expect global demand for oil to increase in 2004 following the expected growth in the world economy, which should sustain a limited increase in exploration and production activity at current oil price levels. Even if capital discipline on the part of the major oil and gas companies and production discipline on the part of OPEC producers were to continue at current levels, global drilling activity and demand for seamless pipe products from the oil and gas sector should show a limited increase over the levels of 2003.

Our sales of welded pipe products are volatile and depend on specific projects. The market for our welded steel pipes can vary significantly from year to year and is to a large extent driven by projects to construct oil and gas pipelines in South America. In 2002, overall demand was high with deliveries made to large pipeline projects in

Ecuador, Peru and Bolivia. In 2003, increased welded pipe revenues in Brazil –as a percentage of total welded pipe revenues- were not sufficient to offset the lack of projects in other South American markets. We believe that demand for our welded pipes in 2004 will depend primarily on the realization of further oil and gas pipeline projects previously announced in the Brazilian market.

Our operating and net income in 2003 were affected by losses incurred in connection with the settlement of the BHP litigation. In December 2003, we settled a lawsuit brought by a consortium led by BHP related to pipes produced and delivered by Dalmine prior to its privatization in 1996. According to the terms of the settlement, a total of GBP108.0 million (USD194.3 million) was agreed as compensation to the consortium, inclusive of expenses. In 2003 we recorded an aggregate loss of USD114.2 million-net of provisions previoiusly recorded-, which after income tax effects amounted to a net loss of USD74.6 million in connection with this litigation. We have brought arbitration proceedings against Fintecna S.p.A., an entity owned by the Italian government and successor to the government-owned seller, to compel Fintecna to indemnify us for the amounts paid and payable by Dalmine to the consortium. See Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – BHP Proceedings.”

Our net income in 2003 showed for the first time in years a gain arising from results of associated companies. We have indirect investments in Sidor, the largest steel producer in Venezuela, through Amazonia, an international consortium of companies, and through convertible debt held by Ylopa, a company established by some of the shareholders of Amazonia in connection with the restructuring of Sidor and Amazonia’s debt completed in 2003. Until 2003 Sidor had experienced significant financial losses and other problems since its acquisition by Amazonia in 1998, which led to a default on its debt obligations and a subsequent restructuring of Sidor’s and Amazonia’s debt. Our results in 2003 show the positive impact of this restructuring, as well as more favorable market conditions for Sidor’s products starting in 2003.

Critical Accounting Policies and Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. The use of IFRS as opposed to U.S. GAAP has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2003, 2002 and 2001, and the determination of consolidated shareholders’ equity as of December 31, 2003 and 2002. See notes U and 33 to our audited consolidated financial statements included in this annual report, which reconcile our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its accounting estimates and assumptions, including those related to doubtful accounts, obsolescence of inventory, impairment of long-term investments, impairment of other assets and contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that our estimates and assumptions are reasonable, they are based upon information available when they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

The SEC has defined a company’s most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following critical accounting policies and judgments.

Allowances for Doubtful Accounts

We make estimates of the uncollectibility of our accounts receivable, including receivables from government entities. We analyze our trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to us, we record a charge to the allowance for doubtful accounts.

In addition, we recognize a charge to the allowance for doubtful accounts when a customer makes a claim in connection with an order that has been invoiced and management estimates that, despite its efforts, we are unlikely to collect in full the amount of the invoice in question.

Our allowance for doubtful accounts is adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.

As explained in note 24(v)(a) to our audited consolidated financial statements, pursuant to a take-or-pay contract with a supplier of raw materials, we have accrued certain accounts receivable, which may be used to offset increases in the market price of those supplies above the contract price. We periodically assess the likelihood of using those receivables based on the expected price of the commodity under analysis and, when aware of unlikely conditions for the recovery of such accounts, we create an allowance for doubtful accounts to reduce their value.

Historically, losses due to credit failures, customer claims and credits with off-takers have been within expectations and in line with the provisions established. If, however, circumstances were to materially change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us), management’s estimates of the recoverability of amounts due to Tenaris could be materially reduced. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Allowance for Obsolescence or Slow-Moving Inventory

We make estimates of the recoverability of our inventories of supplies and spare parts. Our evaluation is made based on the following criteria:

•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used based on their level of preservation and maintenance and of their potential obsolescence due to technological changes in the mills.

In addition, an allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging. For this purpose, stocks of finished goods produced by us or purchased from third parties more than two years before the reporting date are valued at their estimated recovery value.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the provisions established. If, however, circumstances were to materially change (e.g., significant changes in the technology used in the mills), management’s estimates of the recoverability of these inventories could be materially reduced. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims in which a third party is seeking reimbursement or indemnity. Our liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available and a combination of litigation and settlement strategy as of the date of preparation of the financial statement. These estimates are primarily construed with the assistance of legal counsel. As additional information becomes available, we will reassess our evaluation of the pending claims, lawsuits and other proceedings and revise our estimates.

In respect of all the loss contingencies described in our financial statements, we have concluded that it is not likely that we would incur losses exceeding the amount accrued at December 31, 2003 that would be material relative to our consolidated financial position, results of operation or liquidity as of December 31, 2003. However, with respect to certain of the proceedings, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our results of operation, financial condition and net worth for the applicable period.

Impairments and recoverability of goodwill and other assets

Assessment of the recoverability of goodwill and other assets require a great deal of judgment. We evaluate goodwill allocated to our operating units for impairment on an annual basis or when events or changes in circumstances indicate that the carrying amounts may not be recoverable. During 2003, and in light of continued losses recorded by Tavsa, a Venezuelan subsidiary, we conducted an assessment of the fair value of Tavsa’s net assets and determined that they were not impaired.

We also tested our other non-current investments, such as those held in Amazonia and Comsigua, for impairment, and we determined that only our investment in Amazonia was impaired. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Recoverability tests on other kind of assets included the assessment of the recoverability of the deferred tax asset originated in Dalmine’s tax loss carry-forward resulting from the BHP settlement. See note M to our audited consolidated financial statements for further reference on our deferred tax policy.

Finally, in 2002, we performed –under Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets”- the prescribed two-step impairment test on the assets of our seamless tubes segment in Mexico. See note U(8) to our audited consolidated financial statements for further reference on the U.S. GAAP adjustments applied to our financial information.

For the purpose of conducting impairment tests, the fair value of the subsidiary was determined using the discounted cash flow method, based on financial projections and on a discount rate using market parameters. Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income of USD203.9 million for 2003 (compared to net income of USD 210.3 million under IFRS), USD92.6 million for the fiscal year ended December 31, 2002 (compared to net income of USD94.3 million under IFRS), and net income of USD162.9 million for the fiscal year ended December 31, 2001 (compared to net income of USD81.3 million under IFRS). The principal differences between IFRS and U.S. GAAP that affected our results of operations were:

•	differences in the basis of the calculation of the deferred income tax related to assets and liabilities that are remeasured from local currency into the functional currency;

•	differences in recognition of goodwill and, as of January 1, 2002, the non-amortization of goodwill and other intangible assets;

•	differences in accounting for changes in the fair value of other financial assets;

•	differences in the recognition of prior service costs related to pension benefits;

•	differences in the accounting of direct costs relating to the exchange offers;

•	differences in purchase accounting, which had an effect on the accounting for the acquisitions of Tavsa and Amazonia; and

•	the effects on deferred taxes and minority interest of the above reconciling items.

In addition, IFRS and U.S. GAAP differ in the criteria used to define subsidiary companies to be consolidated that does not impact the operating result but rather its different components.

Shareholders’ equity determined in accordance with U.S. GAAP was USD1,887.2 million as of December 31, 2003, compared to USD1,841.3 million under IFRS and USD1,745.9 million as of December 31, 2002, compared to USD1,694.1 million under IFRS. The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see note U to our audited consolidated financial statements included in this annual report. For a quantitative reconciliation of these differences, see note 33 to our audited consolidated financial statements included in this annual report.

A.	Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles—Tenaris” and notes A and B to the audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with the audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2003	2002	2001	2000	1999
Selected consolidated income statement data(5)
IFRS
Net sales	3,179,652	3,219,384	3,174,299	2,361,319	1,835,211
Cost of sales	(2,207,827)	(2,169,228)	(2,165,568)	(1,692,412)	(1,481,552)

Gross profit	971,825	1,050,156	1,008,731	668,907	353,659
Selling, general and administrative expenses	(566,835)	(567,515)	(502,747)	(433,617)	(306,471)
Other operating income (expenses), net	(116,800)	(10,764)	(64,352)	5,877	(55,084)

Operating profit (loss)	288,190	471,877	441,632	241,167	(7,896)
Financial income (expenses), net	(29,420)	(20,597)	(25,595)	(47,923)	(37,118)

Income (loss) before equity in earnings (losses) of associated companies, income tax and minority interest	258,770	451,280	416,037	193,244	(45,014)
Equity in earnings (losses) of associated companies	27,585	(6,802)	(41,296)	(3,827)	(39,296)

Income (loss) before income tax and minority interest	286,355	444,478	374,741	189,417	(84,310)
Income tax	(63,918)	(207,771)	(218,838)	(65,310)	(9,026)

Net income (loss) before minority interest	222,437	236,707	155,903	124,107	(93,336)
Minority interest	(12,129)	(142,403)	(74,557)	(47,401)	38,521

Net income (loss)	210,308	94,304	81,346	76,706	(54,815)

Depreciation and amortization	(199,799)	(176,315)	(161,710)	(156,643)	(165,847)
Weighted average number of shares outstanding(1)	1,167,229,751	732,936,680	710,747,187	710,747,187	710,747,187
Earnings (loss) per share(2)	0.18	0.13	0.11	0.11	(0.08)
Dividends per share(3)	0.10	0.06	0.15	0.16	0.13
U.S. GAAP
Net sales(4)	3,179,652	3,219,384	2,313,162	1,166,293
Operating income(4)	297,568	476,107	422,014	102,740
Income before cumulative effect of accounting changes	203,908	110,049	163,921	77,333
Cumulative effect of accounting changes	—	(17,417)	(1,007)	—
Net income	203,908	92,632	162,914	77,333
Weighted average number of shares outstanding(1)	1,167,229,751	732,936,680	710,747,187	710,747,187
Earnings per share before effect of accounting changes(2)	0.18	0.15	0.23	0.11
Cumulative effect of accounting changes per share(2)	—	(0.02)	(0.00)	—
Earnings per share(2)	0.18	0.13	0.23	0.11

(1)	On October 18, 2002, Sidertubes S.A., formerly a wholly-owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 27 to Tenaris’s consolidated financial statements included in this annual report, Tenaris had a total of 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2003 and 2002, respectively.

(2)	Earnings (loss) per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings (loss) per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.

(3)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.

(4)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the years ended December 31, 2001 and 2000, and Tamsa’s results were not consolidated for the year ended December 31, 2000.

(5)	Certain comparative amounts for 1999, 2000, 2001 and 2002 have been reclassified to conform to changes in presentation for 2003.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2003	2002	2001	2000	1999
Selected consolidated balance sheet data(4)
IFRS
Current assets	2,035,895	1,810,581	1,619,136	1,419,747	1,270,109
Property, plant and equipment, net	1,960,314	1,934,237	1,971,318	1,941,814	1,909,924
Other non-current assets	313,339	337,080	247,500	282,976	246,317

Total assets	4,309,548	4,081,898	3,837,954	3,644,537	3,426,350

Current liabilities	1,328,677	1,203,278	1,084,913	951,444	792,716
Non-current borrowings	374,779	322,205	393,051	355,628	212,012
Deferred tax liabilities	418,333	500,031	262,963	292,849	290,727
Other non-current liabilities	226,495	175,547	302,645	199,548	196,964

Total liabilities	2,348,284	2,201,061	2,043,572	1,799,469	1,492,419

Minority interest	119,984	186,783	918,981	919,710	979,067
Shareholders’ equity(1)	1,841,280	1,694,054	875,401	925,358	954,864

Total liabilities and shareholders’ equity	4,309,548	4,081,898	3,837,954	3,644,537	3,426,350

Number of shares outstanding(2)	1,180,287,664	1,160,700,794	710,747,187	710,747,187	710,747,187
Shareholders’ equity per share(3)	1.56	1.46	1.23	1.30	1.34
U.S. GAAP
Total assets	4,287,548	4,051,044	3,075,455	1,905,732
Net assets	2,008,964	1,935,698	1,781,814	1,341,854
Total shareholders’ equity	1,887,207	1,745,883	941,926	908,872
Number of shares outstanding(2)	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(3)	1.60	1.50	1.33	1.28

(1)	The Company’s common stock as of December 31, 2003 and 2002, was represented by 1,180,287,664 and 1,160,700,794 shares respectively, par value USD1.00 per share, for a total amount of USD 1,180.3 million and USD1,160.7 million respectively

(2)	On October 18, 2002, Sidertubes S.A., formerly a wholly-owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 27 to Tenaris’s consolidated financial statements included in this annual report, Tenaris had a total of 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2003 and 2002, respectively.

(3)	Shareholders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

(4)	Certain comparative amounts in 1999, 2000, 2001 and 2002 have been reclassified to conform to changes in presentation for 2003.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2003	2002	2001
Net sales	100.0	100.0	100.0
Cost of sales	(69.4)	(67.4)	(68.2)

Gross profit	30.6	32.6	31.8
Selling, general and administrative expenses	(17.8)	(17.6)	(15.8)
Other operating income (expenses), net	(3.7)	(0.3)	(2.0)

Operating profit (loss)	9.1	14.7	13.9
Financial income (expenses), net	(0.9)	(0.6)	(0.8)

Income (loss) before equity in earnings (losses) of associated companies, income tax and minority interest	8.1	14.0	13.1
Equity in earnings (losses) of associated companies	0.9	(0.2)	(1.3)

Income (loss) before income tax and minority interest	9.0	13.8	11.8
Income tax	(2.0)	(6.5)	(6.9)
Net income (loss) before minority interest	7.0	7.4	4.9
Minority interest	(0.4)	(4.4)	(2.3)

Net income (loss)	6.6	2.9	2.6

Fiscal Year Ended December 31, 2003, Compared to Fiscal Year Ended December 31, 2002

Sales Volume

The following table shows our sales volume of seamless and welded steel pipe products by geographical region for the periods indicated.

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2003	2002
South America	322	324	(1%)
North America	608	401	52%
Europe	617	637	(3%)
Middle East and Africa	365	528	(31%)
Far East and Oceania	366	392	(7%)

Total seamless steel pipes	2,278	2,283	(0%)

Welded steel pipes	355	585	(39%)
Total steel pipes	2,633	2,868	(8%)

Seamless Pipes. Sales volume of seamless pipes remained stable at 2,278,000 tons in 2003, compared to 2,283,000 tons in 2002. The key drivers of this outcome were a significant increase in sales volume in North America, offset by decreases in sales volume in the Middle East and Africa and in the Far East and Oceania.

•	South America. Sales volume declined marginally by 1%, with demand in Argentina increasing due to strong activity in the oil sector, demand in Venezuela remaining low but on an upward trend following a national strike centered on the state-owned oil industry at the beginning of 2003, and demand from the oil and gas sector in the rest of the region showing a slight decline.

•	North America. Sales volume increased by 52% due to a sustained increase in demand from the oil and gas sector in Mexico and higher demand for our products in the United States.

•	Europe. Sales volume decreased by 3% as demand from the industrial sector remained stagnant and sales to pipeline projects in the North Sea area declined. Any recovery in industrial production activity in Europe remains fragile and could be negatively affected by the appreciation of the Euro.

•	Middle East and Africa. Sales volume decreased by 31% as demand was affected by increased security and other risks surrounding the U.S.-led military invasion of Iraq and political and security risks affecting oil and gas activities in Nigeria. In addition, our sales efforts in the region were concentrated on higher value products.

•	Far East and Oceania. Sales volume fell by 7% as sales to China remained firm but demand from the oil and gas sector in South East Asia was lower than in 2002.

We expect global demand for oil to increase in 2004 following the expected growth in the world economy, which should sustain a limited increase in exploration and production activity at current oil price levels. Accordingly, even if capital discipline on the part of the major oil and gas companies and production discipline on the part of OPEC producers were to continue at current levels, global drilling activity and demand for seamless pipe products from the oil and gas sector should show a limited increase over the levels of 2003.

Welded Pipes. Sales volumes decreased by 39% to 355,000 tons in 2003 from 585,000 tons in 2002, reflecting a period of low demand for welded pipes in all South American markets outside of Brazil. In 2002, overall demand for welded products was high as a result of the deliveries made to large pipeline projects in Ecuador, Peru and Bolivia. In 2003, although there was an increase in demand as a result of pipeline construction activity in Brazil, overall demand remained well below the levels recorded in 2002 due to a lack of projects in other South American markets and, in the second half of 2003, the suspension of incoming orders from ongoing construction projects in Brazil following delays in the granting of requisite environmental permits. We believe that demand for our welded pipes in 2004 will depend primarily on the realization of further oil and gas pipeline projects previously announced in the Brazilian market.

Energy. Sales of electric energy (all in Italy) increased by 43% to 3.0 TWh in 2003 from 2.1 TWh in 2002, while sales of natural gas (all in Italy) increased by 10% to 502 million scm in 2003 from 455 million scm in 2002. These increases reflect the continuing expansion of Dalmine Energie’s customer base in 2003.

Net Sales

Net sales in 2003 totaled USD3,179.7 million, compared to USD3,219.4 million in 2002. This 1% decrease resulted from substantially lower sales of welded pipes and the discontinuation of sales of non-pipe steel products not produced by Tenaris, largely offset by higher average prices on sales of seamless pipe products and increased sales of energy in Italy. Net sales of seamless pipes in 2004 are expected to increase reflecting increases in sales prices to compensate for higher raw material costs and a limited increase in sales volume. Net sales of welded pipes remain subject to considerable uncertainty and could decrease year over year, but net sales of energy in Italy are expected to continue to increase.

Net Sales (by business segment)

The following table shows our net sales by business segment in terms of U.S. dollars for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2003	2002
Seamless steel pipes	2,375.9	2,244.1	6%
Welded steel pipes	350.7	580.0	(40%)
Energy	333.2	210.4	58%
Other products and services	119.8	184.8	(35%)

Total	3,179.7	3,219.4	(1%)

The following table indicates the distribution of our net sales by business segment for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,
	2003	2002
Seamless steel pipes	75%	70%
Welded steel pipes	11%	18%
Energy	10%	7%
Other products and services	4%	6%

Total	100%	100%

Seamless Pipes. With sales volumes remaining relatively stable, the 6% increase was primarily attributable to higher average selling prices resulting from a more favorable market and product mix and higher prices in Europe following the appreciation of the Euro against the U.S. dollar.

Welded Pipes. The 40% decrease was primarily due to lower sales volumes of welded pipes, as well as lower sales of metal structures made by Confab included in this business segment (USD 63.0 million in 2003, compared to USD 93.4 million in 2002).

Energy. Net sales of electricity and natural gas by Dalmine Energie increased by 58% in 2003 reflecting the continuing expansion of the business and the appreciation of the Euro against the U.S. dollar.

Other Products and Services. Net sales of other products and services declined by 35% as a result of the discontinuation of sales of non-pipe steel products not produced by Tenaris. Excluding sales of discontinued products, net sales of other goods and services rose 73% to USD71.0 million in 2003, compared to USD41.0 million in 2002, due primarily to increased sales of sucker rods and the commencement of sales of steam and excess electric power to third parties from an Argentine power generation facility acquired in February 2003 to supply the electric power requirements for our seamless pipe operations in Argentina.

Net sales (by geographical segment)

The following table shows our net sales by region in terms of U.S. dollars for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,		Increase/ (Decrease)
	2003	2002
South America	752.2	956.4	(21%)
North America	754.3	577.3	31%
Europe	958.8	829.7	16%
Middle East and Africa	392.7	511.1	(23%)
Far East and Oceania	321.7	344.9	(7%)

Total	3,179.7	3,219.4	(1%)

The following table indicates the percentage market distribution of our net sales by region for the periods indicated.

Percentage of total net sales	For the year ended December 31,
	2003	2002
South America	24%	30%
North America	24%	18%
Europe	30%	26%
Middle East and Africa	12%	16%
Far East and Oceania	10%	11%

Total	100%	100%

South America. The 21% decrease was primarily due to a significant reduction in sales volumes of welded pipes.

North America. The 31% increase was primarily attributable to a significant increase in sales volumes of seamless pipes, partially offset by a reduction in sales of other steel products that were discontinued during the year.

Europe. The 16% increase reflected increased sales volumes of electricity and natural gas in Italy and the effect of the appreciation of the Euro against the US dollar, which were partially offset by a reduction in sales of other steel products that were discontinued during the year.

Middle East and Africa. The 23% decrease was primarily due to a significant reduction in sales volumes of seamless pipes, which was partially offset by an increase in average selling prices.

Far East and Oceania. The 7% decrease was primarily due to a reduction in sales volumes of seamless pipes.

Cost of Sales

Cost of sales, expressed as a percentage of net sales, rose to 69.4% in 2003, compared to 67.4% in the same period of 2002. This increase resulted from lower gross margins in the welded pipe business, higher sales of low-margin energy products and higher cost of sales for seamless pipe products.

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Percentage of total net sales	For the year ended December 31,
	2003	2002
Seamless pipes	64.1%	63.3%
Welded pipes	78.3%	65.4%
Energy	95.0%	94.4%
Other products and services	77.3%	91.9%

Seamless Pipes. Cost of sales of seamless pipes remained relatively stable as increased sales in our local markets of Mexico and Argentina, where sales include a higher component of services, together with a more cost-efficient allocation of orders among our main production facilities, offset the impact of rising raw material and increased energy and labor costs for most of 2003. Towards the end of 2003, however, further increases in steelmaking raw material costs led to an overall increase in cost of sales. Costs are expected to continue to appreciate in 2004 due to supply constraints in the wake of the rapid growth of China’s consumption and production of steel products.

Welded Pipes. Cost of sales of welded pipe products increased 12.9 percentage points to 78.3% in 2003, compared to 65.4% in 2002, due to a substantial reduction in export sales, whose sales prices include a component reflecting the higher selling expenses and different delivery conditions associated with exports, the cost of which are recorded in selling, general and administrative expenses) and negative margins on sales of metal structures following a contraction in sales and provisions relating to contractual claims.

Energy. Costs of sales for energy products, expressed as a percentage of net sales, remained relatively stable despite increased competition in the market.

Other Products and Services. The significant decrease in cost of sales of this segment was the result of the discontinuation of sales of other steel products with low margin and increased sales of products with higher margins (such as sucker rods).

Selling, General and Administrative Expenses.

Selling, general and administrative expenses, or SG&A, remained stable at USD566.8 million, or 17.8% of net sales in 2003, compared to USD567.5 million, or 17.6% of net sales, during 2002, with a decrease in selling expenses being offset by an increase in general and administration expenses. The decrease in selling expenses was primarily due to substantially lower sales of welded pipe products and the reduction in sales commissions following our corporate reorganization. In addition, towards the end of 2003, there was an increase in freight costs registered in selling expenses and it is expected that these costs will increase further in 2004. The increase in general and administrative expenses in 2003 was primarily the result of increased costs in Italy and Argentina following the strengthening of the Euro and the Argentine peso against the U.S. dollar, additional taxes in Argentina and non-recurring costs relating to the delisting of Siderca, Tamsa and Dalmine and other corporate reorganization activities.

Other Operating Income and Expenses

Other operating income and expenses showed a net loss of USD116.8 million in 2003, compared to a net loss of USD10.8 million in 2002. This significant increase in other operating expenses was primarily attributable to a USD114.2 million loss relating to the final settlement in December 2003 of the BHP litigation. Other operating expenses in 2002 included provisions of USD18.9 million in respect of the BHP litigation. We do not expect to incur any further losses in connection with the BHP litigation and have brought arbitration proceedings against Fintecna to compel Fintecna to indemnify us for the amounts paid and payable by Dalmine in respect of the BHP litigation.

Financial Income (Expenses), Net

Net financial expenses totaled USD29.4 million in 2003, compared to USD20.6 million in 2002. The increase was primarily attributable to a net loss on foreign exchange translations of USD16.2 million, compared to a net gain on foreign exchange translations of USD11.6 million in 2002, reflecting principally the effects of the devaluation of the Argentine peso against the U.S. dollar in 2002, and its subsequent revaluation in 2003. Interest expenses remained relatively stable compared to 2002 in spite of higher average indebtedness due to falling interest rates.

Equity in Earnings (Losses) of Associated Companies

Our share in the results of associated companies generated a gain of USD27.6 million in 2003, compared to a loss of USD6.8 million in 2002. This significant improvement was primarily attributable to the positive impact on our results of Sidor’s improved results due to the completion in 2003 of Sidor’s and Amazonia’s debt restructuring and the more favorable market conditions for Sidor’s products during the period. We expect to continue to derive gains from our indirect investment in Sidor in 2004.

Income Tax

We recorded an income tax provision of USD63.9 million in 2003, compared to an income tax provision of USD207.8 million (net of a tax refund of USD36.8 million in Mexico) in 2002. The decrease in our income tax provisions was principally due to the loss incurred from the BHP lawsuit; as well as the effects of the devaluation of the Argentine peso against the U.S. dollar in 2002 and its subsequent revaluation in 2003.

Minority Interest

Minority interest showed a loss of USD12.1 million in 2003, compared to a loss of USD142.4 million in 2002. This significant change was primarily attributable to a loss of USD99.5 million in 2002 in respect of the minority participations in Siderca, Tamsa and Dalmine, which we acquired pursuant to the exchange offer completed in December 2002. On a comparable basis, our reduced loss in 2003 was primarily due to:

•	a deterioration in Confab’s results, where minority shareholders shared USD8.2 million of Confab’s income in 2003, compared to USD31.0 million of Confab’s income in 2002, and

•	the acquisition of almost all of the remaining publicly held shares of Tamsa and Siderca during 2003.

Net Income

Tenaris recorded net income of USD210.3 million in 2003, compared to USD94.3 million in 2002. Net income in 2003 included a loss, net of deferred income taxes, of USD74.6 million incurred in connection with the settlement of the BHP litigation and net income in 2002 included a loss of USD99.5 million attributable to minority interests acquired in the exchange offer completed in December 2002. Lower tax provisions, which were artificially high in 2002 due to the large devaluation of the Argentine peso against the U.S. dollar and partially reversed in 2003, together with the positive result on our indirect investment in Sidor, outweighed the reduction in our operating income in 2003.

Fiscal Year Ended December 31, 2002, Compared to Fiscal Year Ended December 31, 2001

Sales Volume

The following table shows our sales volume of seamless and welded steel pipe products by geographical region for the periods indicated.

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2002	2001
South America	324	490	(34%)
North America	401	438	(8%)
Europe	637	715	(11%)
Middle East and Africa	528	582	(9%)
Far East and Oceania	392	448	(13%)

Total seamless steel pipes	2,283	2,673	(15%)

Welded steel pipes	585	432	35%
Total steel pipes	2,868	3,105	(8%)

Seamless Pipes. Our sales volume of seamless steel pipe products decreased by 15% to 2,283,000 tons in 2002 from 2,673,000 tons in 2001. This significant decrease in sales volume primarily reflected the effects of lower levels of oil and gas drilling activity worldwide, as well as persistently lower levels of industrial production in the principal industrial regions of North America, Europe and Japan. Although oil prices remained at levels which, under typical circumstances, would have been expected to result in sustained levels of investment in oil and gas drilling, oil and gas exploration and production activity was affected by increased uncertainty over the future level of oil prices as a result of the prospects of military action against Iraq and production cutbacks established by OPEC.

Sales volume of seamless steel pipe products decreased in all of our markets as a result of the contraction affecting the oil and gas and industrial sectors worldwide. Sales of seamless steel pipe products were further affected in South America than in the other markets as a result of the political and economic developments that affected Argentina and Venezuela, our main South American markets.

Welded Pipes. Sales volumes of welded steel pipe products increased by 35% to 585,000 tons in 2002 from 432,000 tons in 2001, reflecting a period of high demand for welded steel pipes in connection with South American oil and gas pipeline projects in Ecuador, Peru and Bolivia, which more than offset reduced sales in the Argentine market.

Energy. Sales of electric energy (all in Italy) increased by 12% to 2,066 GWh in 2002 from 1,846 GWh in 2001. This 12% increase reflected an increase in volumes of electricity sold mainly as a result of the expansion of the customer base. Sales of natural gas (all in Italy) increased to 455 million scm in 2002 from 21 million scm in 2001. This 2,067% increase was attributable to the inclusion of sales of natural gas for an entire year following the commencement of these sales in December 2001.

Other Products and Services. Sales of other products and services (mainly sales of Sidor’s flat products by Tenaris Global Services in Europe and North America) increased by 133% to 401,000 tons in 2002 from 172,000 tons in

2001. Sales of other products and services were discontinued following the reorganization of Tenaris Global Services as a subsidiary of Tenaris.

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

Net sales (by business segment)

The following table shows our net sales by business segment in terms of U.S. dollars for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2002	2001
Seamless steel pipes	2,244.1	2,496.5	(10%)
Welded steel pipes	580.0	432.6	34%
Energy	210.4	113.1	86%
Other products and services	184.8	132.0	40%

Total	3,219.4	3,174.3	1%

The following table indicates the distribution of our net sales by business segment for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,
	2002	2001
Seamless steel pipes	70%	79%
Welded steel pipes	18%	14%
Energy	7%	4%
Other products and services	6%	4%

Total	100%	100%

Seamless Pipes. The 10% decrease was due to a 15% overall reduction in sales volumes, partially offset by increased average net sales prices. Despite declining global market prices for seamless steel pipe products and lower prices in the Argentine market, average net sales prices for our seamless pipe products increased as a result of higher U.S. dollar market prices in Europe; in addition, we sold a higher proportion of seamless steel pipes with significant value added in terms of heat treatment, finishing and services.

Welded Pipes. The 34% increase was primarily attributable to higher sales volumes. Sales of welded pipes included sales of metal structures made by our Brazilian welded pipe subsidiary in the amount of USD93.4 million in 2002, compared to USD70.5 million in 2001.

Energy. Net sales of energy and natural gas by Dalmine Energie increased by 86% as a result of an increase in volumes of electricity sold, a contemporaneous increase in energy prices and the inclusion of revenues generated by sales of natural gas for an entire year following the commencement of these sales in December 2001.

Other Products and Services. The 40% increase was mainly due to increased sales of other steel products by Tenaris Global Services, which amounted to USD129.3 million in 2002, compared to USD56.9 million in 2001. Sales of these other steel products were discontinued following the reorganization of Tenaris Global Services as a subsidiary of Tenaris.

Net Sales (by geographical segment)

The following table shows our net sales by region in terms of U.S. dollars for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,		Increase/ (Decrease)
	2002	2001
South America	956.4	971.1	(2%)
North America	577.3	611.7	(6%)
Europe	829.7	680.5	22%
Middle East and Africa	511.1	520.9	(2%)
Far East and Oceania	344.9	390.1	(12%)

Total	3,219.4	3,174.3	1%

The following table indicates the percentage market distribution of our net sales by region for the periods indicated.

Percentage of total net sales	For the year ended December 31,
	2002	2001
South America	30%	31%
North America	18%	19%
Europe	26%	21%
Middle East and Africa	16%	16%
Far East and Oceania	11%	12%

Total	100%	100%

South America. Net sales in South America amounted to USD956.4 million in 2002, compared to USD971.1 million in 2001. This 2% decrease primarily resulted from a significant reduction in sales volumes of seamless steel pipe products largely offset by a significant increase in sales volumes of welded pipe products.

North America. Net sales in North America amounted to USD577.3 million in 2002, compared to USD611.7 million in 2001. This 6% decrease was primarily attributable to a reduction in sales volumes of seamless steel pipes, partially offset by an increase in sales of other steel products.

Europe. Net sales in Europe totaled USD829.7 million in 2002, compared to USD680.5 million in 2001. This 22% increase was primarily attributable to increased sales of electricity and natural gas by Dalmine Energie, increased sales of other steel products and higher U.S. dollar sales prices for our seamless pipe products in Europe, which more than offset a reduced sales volumes of seamless steel pipe products.

Middle East and Africa. Net sales in the Middle East and Africa totaled USD511.1 million in 2002, compared to USD520.9 million in 2001. This 2% decrease was primarily the result of reduced sales volumes of seamless steel pipes, partially offset by higher average selling prices.

Far East and Oceania. Net sales in the Far East and Oceania totaled USD344.9 million in 2002, compared to USD390.1 million in 2001. This 12% decrease was primarily due to a reduction in sales volume.

Cost of sales

Cost of sales, expressed as a percentage of net sales, decreased to 67.4% for 2002, compared to 68.2% for 2001. This decrease resulted from lower cost of sales for seamless and welded steel pipe products, partially offset by higher sales of energy products and other low-margin steel products.

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Percentage of total net sales	For the year ended December 31,
	2002	2001
Seamless pipes	63.3%	66.6%
Welded pipes	65.4%	67.9%
Energy	94.4%	95.1%
Other products and services	91.9%	76.3%

Seamless Pipes. The improvement was caused principally by sharply-reduced cost of sales at our operations in Argentina, partially offset by higher cost of sales at our operations in Mexico and Italy. The reduced costs in Argentina reflected the effects of the substantial devaluation of the Argentine peso on those costs denominated in Argentine pesos, the effects of which were offset only in part by concurrent inflation over the period. The increased costs in Mexico were the result of higher energy and raw material costs, while the increased costs in Italy were attributable to the appreciation of the Euro against the U.S. dollar.

Welded Pipes. The improvement was caused principally by higher volumes leading to lower fixed and semi-fixed costs on a per ton basis.

Energy. Cost of sales for energy products, decreased marginally.

Other Products and Services. The increase was due to sharply increased sales volumes of low-margin and other steel products.

Selling, General and Administrative Expenses

SG&A, increased significantly to USD567.5 million, or 17.6% of net sales, in 2002, compared to USD502.7 million, or 15.8% of net sales, in 2001. This increase resulted primarily from increased selling expenses at our welded pipe operations in Brazil, newly-introduced export, financial transaction and other non-income related taxes in Argentina and higher selling expenses associated with an increased supply of value-added services to customers, which more than offset a reduction in general and administration expenses at our operations in Argentina following the substantial devaluation of the Argentine peso. Our increased selling expenses in Brazil were attributable to higher export sales, changes in selling conditions and costs incurred in settling a contractual claim.

Other Operating Income and Expenses

Other operating income and expenses were USD10.8 million in 2002, compared to USD64.4 million in 2001. The improvement was mainly attributable to higher other operating income and the effect of provisions recorded in respect of the BHP litigation. Other operating income of USD18.0 million in 2002, compared to USD0.6 million in 2001, resulted from insurance reimbursements, gains on government securities and proceeds from the sale of warehouses. Other operating expenses amounted to USD28.8 million in 2002, compared to USD64.9 million in 2002. Other operating expenses in 2001 included USD41.1 million corresponding to a provision established in respect of the BHP litigation, while other operating expenses in 2002 primarily reflected a USD18.9 million increase in such provision.

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

Equity in Earnings (Losses) of Associated Companies

Our share in the results of associated companies generated a loss of USD6.8 million in 2002, compared to a loss of USD41.3 million in 2001. This decreased loss was primarily attributable to lower losses associated with our indirect investment in Sidor (USD7.7 million in 2002, compared to USD31.3 million in 2001). In addition, in 2001 we disposed of our interests in Siderar and DMV Stainless, which had generated losses of USD9.8 million in 2001.

Income Tax

We recorded an income tax provision of USD219.3 million in 2002, compared to an income tax provision of USD109.0 million in 2001. The 101% increase in our income tax provision mainly reflected the higher operating income of our subsidiaries in Argentina as a result of the sharp reduction in their costs of sales following the devaluation of the Argentine peso and the other income arising as a result of the effect of the devaluation of the Argentine peso on their monetary position in foreign currency (including assets held in trust funds). In 2002, we also recovered USD36.8 million in income taxes following a favorable tax judgment in a claim brought by our main subsidiary in Mexico.

In 2001, our net income was negatively affected by a deferred tax charge of USD109.9 million due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of our subsidiaries in Argentina. In 2002, our net income was negatively affected by a further deferred tax charge of USD25.3 million for the same concept.

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

Net Income

We recorded net income of USD94.3 million in 2002, compared to USD81.3 million in 2001. Net income before deduction of minority interest attributable to participations in consolidated subsidiaries acquired in the exchange offer completed in December 2002 increased to USD193.8 million in 2002, compared to USD135.8 million in 2001. This improvement was attributable to a variety of factors, including improved operating and financial results, reduced losses in associated companies and an income tax recovery at our principal subsidiary in Mexico, partially offset by an increase in our income tax provision.

B.	Liquidity and Capital Resources

Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term future obligations. These liquid financial assets consist of cash and cash equivalents, which include highly liquid short-term investments.

We manage our liquidity using funds from operations and funds borrowed under commercial lending arrangements. We primarily used these funds to finance our working capital and capital expenditure requirements, to make acquisitions, -including further acquisitions of minority interests in consolidated subsidiaries, a further indirect contribution in Sidor in relation to its financial restructuring and the acquisition of an Argentine power generation facility- and to distribute dividends to our shareholders.

We believe that funds from operations and external borrowings will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions. We do not currently anticipate significant changes to our mix and costs of financial resources.

We have a conservative approach to liquidity management and concentrate our cash in major financial centers (mainly New York and London). We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In addition to cash and cash equivalents, we hold other current investments totaling USD138.3 million, which are financial resources placed by subsidiaries in Argentina and Brazil within offshore trusts. The trusts were established in 2001 and 2002 with three-year terms solely to ensure that the financial needs for the normal development of the operations of these Argentine and Brazilian subsidiaries were met.

We hold our cash and cash equivalents primarily in U.S. dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2003, U.S. dollar-denominated liquid assets represented 75.3% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 5.75% of total assets compared to 7.46% at the end of 2002. For further information on our liquidity, please see note 17 to the consolidated financial statements included elsewhere in this annual report.

The following table shows our liquid financial assets as of the end of each of the last three years:

Thousands of U.S. dollars	For the year ended December 31,
	2003	2002	2001
Net cash provided by operations	275,636	461,436	544,228
Net cash used in investment activities	(252,245)	(180,606)	(284,340)
Net cash used in financing activities	(83,182)	(184,376)	(138,021)

Increase (decrease) in cash and cash equivalents	(59,791)	96,454	121,867
Effect of exchange rates on cash and cash equivalents	3,089	(5,732)	(4,943)
Cash and cash equivalents at the beginning of period	304,536	213,814	96,890

Cash and cash equivalents at the end of period	247,834	304,536	213,814

Fiscal Year Ended December 31, 2003, Compared to Fiscal Year Ended December 31, 2002

Cash and cash equivalents decreased by USD56.7 million to USD247.8 million from USD304.5 million at December 31, 2002. In addition, we had other current investments of USD138.3 million in trust funds established to support the operations of our subsidiaries in Argentina and Brazil. As of December 31, 2002, these trust funds were classified as non-current other investments and amounted to USD135.8 million.

Net cash provided by operations. Net cash provided by operations was USD275.6 million in 2003, compared to USD461.4 million in 2002. This significant decrease is primarily due to an increase of USD132.4 million in income taxes paid and a decrease of USD78.3 million in gross profit due to significantly lower sales of welded pipes.

Net cash used in investing activities. Net cash used in investing activities was USD252.2 million in 2003, compared to USD180.6 million in 2002. The increase is primarily due to acquisitions, including further acquisitions of minority interests in consolidated subsidiaries, a further indirect contribution in Sidor in relation to its financial restructuring and the acquisition of an Argentine power generation facility. Net capital expenditure (inclusive of investment in intangible assets and net of proceeds in property, plant and equipment, and intangibles) was USD156.7 million, compared to a net capital expenditure of USD133.2 million in 2002. This increase was due to increased investments in information systems and a small increase in investment in property, plant and equipment.

Net cash used in financing activities. Net cash used in financing activities was USD83.2 million in 2003, compared to USD184.4 million in 2002. The decrease was mainly attributable to an increase in borrowings of USD45.9 million, whereas in 2002 borrowings were reduced by USD103.6 million, partially offset by higher dividend payments.

Net working capital. Net working capital, as shown in note 30 to the consolidated financial statements, increased by USD107.2 million, primarily reflecting an increase in inventories (USD151.8 million).

Our total liabilities to total assets ratio remained stable at 0.54 to 1 as of December 31, 2003, compared to 0.54 to 1 as of December 31, 2002.

Fiscal Year Ended December 31, 2002, Compared to Fiscal Year Ended December 31, 2001

Cash and cash equivalents increased by USD90.7 million to USD304.5 million from USD213.8 million at December 31, 2001. In addition, we had investments of USD135.8 million in trust funds established to support the operations of subsidiaries in Argentina and Brazil.

Net cash provided by operations. Net cash provided by operations was USD461.4 million in 2002, compared to USD544.2 million in 2001. This significant decrease was due mainly to an increase of USD100.8 million, compared to a decrease of USD50.6 million, in working capital which was partially offset by an increase in minority interest of USD67.8 million.

Net cash used in investing activities. Net cash used in investing activities was USD180.6 million in 2002, compared to USD284.3 million in 2001. This significant decrease was due mainly to reduced amounts invested in capital expenditure and in trust funds. The principal uses of funds in investing activities during the period included USD124.6 million in investments in property, plant and equipment, USD23.0 million in investments in intangible assets, USD32.3 million in investments in trust funds established to support Tenaris’s operations in Argentina and Brazil and USD14.8 million in costs relating to the exchange offer completed in December 2002, partially offset by USD14.4 million provided by sales of property, plant and equipment. Net capital expenditure (inclusive of investment in intangible assets) was USD133.2 million, compared to a net capital expenditure of USD183.0 million in 2001.

Net cash used in financing activities. Net cash used in financing activities was USD184.4 million in 2002, compared to USD138 million in 2001, consisting of net repayment of bank and financial loans of USD103.6 million and dividend payments of USD80.8 million.

Net working capital. Net working capital increased by USD100.8 million, reflecting an increase in trade and other receivables (USD156.2 million) and decreases in inventories (USD55.5 million), advances from customers (USD32.4 million) and trade payables (USD59.4 million).

Our total liabilities to total assets ratio remained stable at 0.54 to 1 at December 31, 2002, compared to 0.53 to 1 at December 31, 2001.

Principal Sources of Funding

Funding Policies

Our policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and assuring our access to readily available sources of financing. We base our financing decisions, including the election of type, currency, rate and term of the facility, on prevailing market conditions and the intended use of proceeds.

Financial Liabilities

Our financial liabilities consist of bank loans, overdrafts, debentures and financial leases. These facilities are mainly denominated in U.S. dollars and Euros. As of December 31, 2003, U.S. dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 41% and 46%, respectively, of total financial liabilities. For further information about our financial liabilities, please see note 18 to our audited consolidated financial statements.

Principal Borrowings

In December 2003, Tamsa entered into a three-year syndicated loan agreement in an aggregate principal amount of USD150 million. The proceeds of the loan were used to refinance a facility of approximately USD100 million that matured in December 2003. The most significant financial covenants under the Tamsa loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur additional indebtedness above agreed limits or pledges on certain assets and the compliance with debt service ratios calculated on Tamsa’s financial statements.

In June 2003, Dalmine entered into a four-year Euro-denominated loan in an aggregate principal amount of approximately USD33 million. Dalmine’s obligations under the loan are secured by a pledge on land and buildings.

Significant borrowings obtained in previous years include, a USD50.0 million Euro-denominated syndicated loan maturing in July 2008 and a USD65.4 million Euro-denominated bullet bond maturing in January 2005, both obtained by Dalmine.

Borrowings include loans secured over certain of the properties of Dalmine and Confab for a total of USD308.9 million. Only one of these loans has covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

At December 31, 2003, we were in compliance with all of our financial covenants. We believe that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—Research and Development”.

D.	Trend Information

See Item 4. “Information on the Company—Principal Factors Affecting Oil and Gas Prices”.

E.	Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 24(v) of the audited consolidated financial statements included in this annual report.

F.	Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations at December 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars	Payments Due by Period as of December 31, 2003
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Finance Lease Obligations	14.7	5.3	3.8	2.2	3.5
Other Borrowings	818.9	453.6	303.4	46.2	15.8

Borrowings	833.6	458.9	307.2	48.3	19.3
Accounts payable - BHP Settlement (1)	163.9	109.3	54.7	—	—

Total Contractual Cash Obligations	997.5	568.2	361.9	48.3	19.3

(1)	In January 2004, the first installment of USD54.5 million was paid.

Millions of U.S. dollars	Total Amounts Committed	Amount of Commitment Expiration Per Period as of December 31, 2003
Commercial Commitments		Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees (1)	23.5	—	23.5	—	—

Total Commercial Commitments	23.5	—	23.5	—	—

(1)	In accordance with applicable accounting standards, only guarantees issued in relation to unaffiliated third parties’ obligations are included. Additionally, in the ordinary course of business Tenaris’s subsidiaries issue guarantees in relation to payment and/or performance commitments entered into by other Tenaris’s subsidiaries; these have been excluded from this tabulation to avoid duplication of liabilities, where applicable.

G.	Recent Developments

Silcotub

On March 19, 2004, we signed a letter of intent with a private investor group for the purpose of obtaining a controlling interest in S.C. Silcotub S.A., Zalau. Our negotiations to conclude this acquisition ceased unsuccessfully in June.

Posven

On April 27, 2004, together with Sidor we signed an agreement with Posven for the purchase of its assets for USD120 million. Its principal asset is an industrial facility for the production of pre-reduced hot briquetted iron, or HBI, located in Ciudad Guayana, Venezuela. The acquisition remains subject to a number of closing conditions, including the transfer of operating contracts on satisfactory terms. The facility, which has an annual rated design capacity of 1.5 million tons of HBI, was shut down shortly after its start-up and has been dormant since 2001.

Dividend payment

On June 14, 2004, we paid a dividend of USD0.1144 per share and USD1.144 per ADS, amounting to USD135 million. For further information about this dividend, see Item 8. “Financial Information–Consolidated Statements and Other Financial Information–Dividend Policy”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors. The Company’s articles of association provide for a board of directors consisting of at least three and at most fifteen directors; however if the Company’s shares are listed on a stock exchange, the minimum number of directors must be five. The board of directors meets at least four times per year, or as often as required by the interests of the Company. A majority of the members of the board constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The Company’s articles of association provide that if its shares are listed on at least one stock exchange, it must have an audit committee composed of three members, two of whom, at least, must qualify as independent directors.

Under the Company’s articles of association, an independent director is a director who:

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

As the Company’s securities have been listed on at least one stock exchange since the consummation of our exchange offer for Siderca, Tamsa and Dalmine, its shareholders, at a meeting held on December 14, 2002, appointed new directors, including independent directors, to comply with the requirements that the Company must have, under these circumstances, a minimum of five directors and an audit committee with at least two independent members.

Roberto Rocca served as Chairman and a member of the Company’s board of directors until his death on June 10, 2003. On September 1, 2003, Paolo Rocca was elected Chairman of the board of directors, retaining his position as Chief Executive Officer and Lucio Bastianini was provisionally elected as a director. On February 17, 2004, Pedro Pablo Kuczynski resigned as a director upon being appointed Minister of Economy and Finance of the government of Peru. The following table sets forth the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their year of birth. These directors were re-elected at the Company’s general shareholders’ meeting on May 26, 2004.

Name	Position	Principal Occupation	Years as Director	Year of Birth
Lucio Bastianini	Director	Vice Chairman of the Board of Directors of San Faustín	—	1925
Roberto Bonatti(1)	Director	President of San Faustín	1	1949
Carlos Franck	Director	President of Santa María	1	1950
Bruno Marchettini	Director	Chief Technology Officer of the Techint group	1	1941
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	1	1948
Paolo Rocca(1)	Director	Chairman and Chief Executive Officer of Tenaris and Chief Executive Officer of the Techint group	2	1952
Jaime Serra Puche	Director	Partner in S.A.I. Consultores S.C., Mexico	1	1951
Amadeo Vázquez y Vázquez	Director	President of Telecom Argentina	1	1942
Guillermo F. Vogel	Director	Vice Chairman of Tamsa and Vice-President Finance of Tenaris	1	1950

(1)	Roberto Rocca was the father of Paolo Rocca and Gianfelice Rocca, and an uncle of Roberto Bonatti. Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Lucio Bastianini. Mr. Bastianini is vice chairman of the board of directors of San Faustín, a director and president of Industrial Investments Inc., or Industrial Investments, vice chairman of Associazione Fabricanti Macchine per Ufficio, a board member of Camera di Commercio Americana per L’Italia and a board member of Instituto Studi Direzionali, and has held several positions in various companies, including managing director of Compagnie Viticole et Agricole, chief executive officer of Gruppo Cinzano and president of Sperry Rand Italia S.p.A. Mr. Bastianini is an Italian citizen.

Roberto Bonatti. Mr. Bonatti is president of San Faustín, president of Tecpetrol and a director of Industrial Investments, Siderca and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Franck. Mr. Franck is president of Santa María and a director of Tecpetrol and Siderar. Mr. Franck is an Argentine citizen.

Bruno Marchettini. Mr. Marchettini is chief technological officer of the Techint group and a director of San Faustín and Siderar. Mr. Marchettini is an Italian citizen.

Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustín, a director of Industrial Investments, a director of Dalmine, a director of Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnie Tecnica Internazionale S.p.A., Techint S.A. de C.V. and Techint Cimimontubi S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, Zucchi Vincenzo S.p.A., and Cam Finanziara S.p.A. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, a director of Industrial Investments, a director of Tecpetrol, president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors and, in 1990, executive vice president of Siderca. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a partner in S.A.I. Consultores S.C., and a director of Fondo México, Grupo Ferroviario Mexicano, Bardahl, Grupo Modelo, Vitro, RMM Global Sourcing Solutions and Chiquita Brands. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is president of Telecom Argentina, a director of BBVA Banco Francés and Gas Natural Ban, a board member of the Buenos Aires Stock Exchange and vice president of the Fundación Mediterránea. Mr. Vázquez y Vázquez is an Argentine citizen.

Guillermo Vogel. Mr. Vogel is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute and chairman of the North American Steel Council. In addition, Mr. Vogel is a director of Amazonia, Instituto Latinoamericano del Fierro y el Acero, Citibank-Banamex, Grupo Collado, Colegio Alemán Alexander von Humboldt and Eximpro. Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to us for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association. Under Luxembourg law, related-party transactions involving directors may be subject to approval procedures established by Luxembourg law and are to be reported at the next following shareholders’ meeting. Any director may be removed from or reappointed to office at any time by a shareholders’ resolution passed by majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or notwithstanding his opposition to that resolution, he advised the board of directors of his knowledge thereto and caused a record of his statement to be included in the minutes of the meeting. The directors must report his opposition at the next shareholders’ meeting before any other resolution is voted on.

The Company may initiate actions against directors for damages with the approval of shareholders by a vote of more than 50% of votes cast and without the presence of a quorum. Actions against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder.

Auditors

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit our annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Auditors are appointed by the shareholders through a resolution passed by a majority vote, irrespective of the number of shares present or represented. Shareholders can determine the number and the term of office of the auditors at the general meeting. Luxembourg law does not allow directors to serve concurrently as independent auditors. An auditor’s term shall not exceed one year and they may be reappointed and dismissed at any time.

PricewaterhouseCoopers’s member firms have been our independent auditors since 2002.

Senior Management

Our current senior management consists of:

Name	Position	Year of Birth
Paolo Rocca	Chairman and Chief Executive Officer	1952
Alberto Valsecchi	Chief Operating Officer	1944
Carlos Condorelli	Chief Financial Officer	1951
Germán Curá	Commercial Director	1962
Alejandro Lammertyn	Supply Chain Director	1965
Marco Radnic	Human Resources Director	1949
Carlos San Martín	Technology Director	1943
Guillermo Noriega	Southern Cone Area Manager	1950
Sergio de la Maza	Mexico Area Manager	1956
Vincenzo Crapanzano	European Area Manager	1952
Marcelo Ramos	Managing Director, Japanese Operations	1963
Ricardo Soler	Managing Director, Welded Pipe Operations	1951

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors and, in 1990, executive vice president of Siderca. Mr. Rocca is an Italian citizen.

Alberto Valsecchi. Mr. Valsecchi currently serves as our Chief Operating Officer. He joined the Techint group in 1968 and has held various positions within Tenaris and the Techint group, including Managing Director of Siderca, Managing Director of Dalmine, and European Area Manager. He assumed his current position in February 2004.

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

Germán Curá. Mr. Curá currently serves as our Commercial Director. He is a naval engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s Exports Director and director of our Oilfield Services business unit.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our Supply Chain Director with responsibility for the execution of all contractual deliveries to customers. He began his career with Tenaris in 1990 as special projects analyst in Siderca.

Marco Radnic. Mr. Radnic currently serves as our Human Resources Director. He began his career in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and Techint. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became Commercial Director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires.

Carlos San Martín. Mr. San Martín currently serves as our Technology Director with responsibility for quality assurance and R&D activities, as well as acting as Honorary Chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including Marketing Director of Siderca and Managing Director of NKKTubes.

Guillermo Noriega. Mr. Noriega currently serves as our Southern Cone area manager and also serves as Managing Director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000.

Sergio de la Maza. Mr. de la Maza currently serves our Mexican area manager and also serves as a director and Executive Vice President of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked for Dalmine. He then became manager of Tamsa’s new pipe factory and later served as Manufacturing Manager and Quality Director of Tamsa. Subsequently, he was named Manufacturing Director of Siderca. In October 20, 2003, he assumed his current position.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as Managing Director of Dalmine. Previously he served as our Mexican Area Manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He assumed his current position in January 2004.

Marcelo Ramos. Mr. Ramos currently serves as Managing Director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including Quality Control Director at Siderca. He assumed his current position with NKKTubes in 2002.

Ricardo Soler. Mr. Soler currently serves as Managing Director of our welded pipe operations and also serves as Executive Vice-President of Confab and Siat. He started his career in the Techint group in 1974 as a planning analyst at Siderar. He assumed his current position in 1999 with Confab.

B.	Compensation

The compensation of the directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation of the Company’s directors and principal executive officers –Paolo Rocca, Guillermo Vogel and Carlos Condorelli– together with the compensation earned by the Company’s senior management as directors of the Company’s subsidiaries, was USD4.9 million during 2003. The total aggregate compensation earned by our directors and senior management during 2003 totaled USD8.6 million.

C.	Board Practices

See “—Directors, Senior Management and Employees—Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

At its first meeting on January 31, 2003, the Company’s new board of directors appointed, from among its members, Jaime Serra Puche, Amadeo Vázquez y Vázquez and Guillermo Vogel to be the members of its audit committee. On May 26, 2004, the Company’s board of directors reappointed these directors as members of our audit committee.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities and the adequacy of the internal control systems at least every six months, when the annual and six-month financial statements are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors (see Item 16.C for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by its charter to review the material transactions, as defined by its charter, to be entered into by us or our subsidiaries with related parties. In the case of material transactions entered into by our subsidiaries with related parties, our audit committee will review those transactions entered into by those subsidiaries whose board of directors do not have independent members. Confab is currently our only subsidiary with independent board members. The audit committee has the power (to the maximum extent permitted by applicable laws) to request that we provide all of the information that is necessary to review any material transaction in question. A related-party transaction shall not be entered into unless (1) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by our audit committee or approved by the board of directors and (2) the related party agrees to unwind the transaction if the board of directors does not approve the transaction.

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2003
Argentina	4,852
Mexico	2,444
Italy	3,235
Other Countries	3,860

Total employees	14,391

Employees in other countries are located mainly in the countries where our manufacturing facilities are located, which include Brazil, Japan, Canada and Venezuela. At December 31, 2003, we had 2,291 employees in Brazil involved in the production of welded steel pipes and industrial equipment, 591 in Japan and 403 in Canada.

At December 31, 2002 and December 31, 2001 the number of persons employed by Tenaris was 13,841 and 14,127 respectively.

The number of our employees increased during 2003 due to the inclusion on our payroll of workers previously sub-contracted in Japan, a decrease in employees contracted in Brazil following lower demand for metallic structures and welded pipes and an increase in employees in Argentina reflecting increased production of seamless pipes and the incorporation of an electric power generating subsidiary.

Argentina

At December 31, 2003, we had 4,852 employees in Argentina, of which about 68% are represented by the Unión Obrera Metalúrgica de la República Argentina, or UOMRA, and around 5% are represented by the Asociación de Supervisores de la Industria Metalmecánica de la República Argentina, or ASIMRA. Employees represented by UOMRA are included in a collective labor contract first entered into in 1975 that encompasses all workers in the steel and metallurgical industry. These employees are also parties to supplemental agreements with our subsidiaries in Argentina. These supplemental agreements regulate company-specific labor organization issues and compensation structures linked to performance, productivity, attendance, production levels, quality and company results. These supplemental agreements are subject to amendment if changing circumstances make it necessary, and have been continuously updated to address competitiveness, quality, security and efficiency goals. Employees represented by ASIMRA are subject only to Siderca’s collective labor agreement entered into with ASIMRA. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations. Basic salary levels in the steel industry remained stable during the period in which the Convertibility Law was effective. The recent Argentine peso devaluation in 2001/2002 led to a substantial drop in terms of the U.S. dollar values of these agreements during 2002, which was partially reversed during 2003 as the Argentine peso appreciated against the U.S. dollar and wages were increased in nominal terms.

We believe that we enjoy good relations with our employees and their unions in Argentina. The last strike by our Argentine employees took place from July to September 1992 and was organized by shop-floor workers.

Mexico

At December 31, 2003, we had 2,444 employees in Mexico, of whom 77% were production, quality assurance and maintenance personnel. Approximately 58% of the employees are represented by a local affiliate of the Mexican Confederation of Workers, or MCW, the principal labor union in Mexico, with which our principal Mexican subsidiary has had collective bargaining agreements since 1953.

Wages and benefits for unionized employees are fixed by contracts covering a one-year period beginning May 1 of each year. Negotiations with the MCW in 2001, 2002 and 2003 resulted in wage increases, excluding statutory profit-sharing, of 10%, 6% and 4.8%, respectively. We believe that we enjoy satisfactory relations with our employees and the MCW in Mexico. Our ability to adapt to changing market conditions in 1998 and 1999 was made possible by the implementation of temporary shutdowns, which allowed for the adjustment of production levels to market demand while maintaining efficiency and operating margins. The technical suspensions, which are contemplated by Mexican labor law, were endorsed by the MCW.

Italy

At December 31, 2003, we had 3,235 employees in Italy. Most of our employees in Italy belong to labor unions, the three largest of which are:

•	the Federazione Italiana Metalmeccanici, or the Italian Federation of Metalworkers, a member of the Confederazione Italiana Sindacato Lavoratori, or the Italian Federation of Labor Unions;

•	the Federazione Impiegati e Operai Metalmeccanici, or the Italian Federation of Workers and Employees in Metalworks, a member of the Confederazione Generale Italiana del Lavoro, or the General Italian Federation of Labor; and

•	the Unione Italiana dei Lavoratori Metalmeccanici, or the Italian Union of Metal Workers, a member of the Unione Italiana del Lavoro, or the Italian Labor Union.

We have specific agreements with these labor unions for all employee categories governed by the Contratto Collettivo Nazionale di Lavoro, or the master national labor contract; these specific agreements address matters including salary levels, working hours and benefits. We also have supplementary agreements with these unions dealing with specific issues, such as incentive programs and work shift restructurings.

In January 2003, we entered into a new agreement with the trade unions for 2002 through 2005. This agreement sets forth a framework for industrial relations and provides for an incentive system that enhances the utilization of resources, gives additional operational flexibility in the facility and increases the proportion of performance-based components in total compensation.

We believe that we enjoy satisfactory relations with our employees and their labor unions in Italy. Other than work stoppages for an aggregate period of 32 hours, 26 of which were organized by labor unions nationally at the industry level (and not specifically targeted at Tenaris), we have not experienced any work stoppages or other organized disruptions involving its employees in Italy in the last three years.

E.	Share Ownership

The total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2004 was 2,141,017 which represents 0.2% of our outstanding shares. The following table provides information regarding share ownership by any of these persons.

Director or Officer	Number of Shares Held
Guillermo Vogel	2,015,446
Carlos Condorelli	67,211
Ricardo Soler	58,360

Total	2,141,017

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of April 30, 2004, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín(1)	711,238,187	60.2
Directors and executive officers as a group	2,141,017	0.2
Public	467,157,626	39.6

Total	1,180,536,830	100.0

(1)	Includes 97 shares held directly by San Faustín and 711,238,090 shares held by Sidertubes S.A.; Sidertubes was a wholly owned subsidiary of San Faustín that was liquidated on June 9, 2004. All of its assets and liabilities were transferred to Industrial Investments, another wholly owned subsidiary of San Faustín. Until June 10, 2003, San Faustín was ultimately controlled by Roberto Rocca, either directly or through Rocca & Partners. Following Mr. Rocca’s death on June 10, 2003, San Faustín is controlled by Rocca & Partners.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders.

As of May 28, 2004, 23,227,772 ADSs (representing 232,277,720 shares of common stock, or 20% of all outstanding shares of common stock of the company) were registered in the name of 654 holders resident in the United States.

The Company does not know of any arrangements, the operation of which might result in a change in control of the Company.

B.	Related Party Transactions

Corporate Reorganization Transactions

The Company and certain of its affiliates entered into the transactions summarized below as part of the implementation of our corporate reorganization and in preparation for the Company’s exchange offer for shares and ADSs of Siderca and Tamsa and shares of Dalmine, which was completed on December 17, 2002.

On November 22, 2001, Sidertubes acquired from a wholly-owned subsidiary of San Faustín a 57% interest in Santa María S.A.I.F. (an Argentine corporation that held, among other assets, 19% of Siderca, 27% of Metalmecánica and 52% of Metalcentro) for USD152.3 million, which was the historical book value of those assets as determined under Luxembourg law and regulations.

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

On December 31, 2001, Santa María approved a spin-off of its assets related to the steel pipe business (including its interests in Siderca, Metalmecánica and Metalcentro) to Invertub, a newly-formed Argentine corporation. The spin-off was completed on July 10, 2002. In connection with the spin-off, the Company received a 100% interest in Invertub concurrently with the cancellation of the Company’s shares in Santa María, while the other shareholders of Santa María retained a 100% interest in Santa María.

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

On September 13, 2002, the Company entered into a corporate reorganization agreement with Sidertubes pursuant to which Sidertubes agreed:

•	to contribute all of its assets and liabilities (consisting primarily of Sidertubes’ remaining 52% interest in Siderca, a 7% interest in Tamsa, a 0.2% interest in Dalmine, a 100% interest in Tenaris Global Services, its interest in the Company and the credit against the Company associated with the transfer of Invertub to the Company) to the Company in exchange for 710,747,090 newly issued shares of the Company;

•	upon settlement of the exchange offer concluded in December 2002, to satisfy the Company’s obligation to deliver its shares pursuant to the exchange offer concluded in December 2002 by delivering to the tendering shareholders of Siderca, Tamsa and Dalmine whose shares in those companies were accepted for exchange, shares of the Company received by Sidertubes in connection with the contribution made by it to the Company; and

•	following Sidertubes’ delivery of shares of the Company to the tendering shareholders, to make a second capital contribution to the Company of all of Sidertubes’ assets and liabilities (consisting of any remaining shares in the Company and a credit arising from Sidertubes’ delivery of shares in the Company to tendering shareholders upon settlement of the exchange offer concluded in December 2002) in exchange for 710,747,090 newly issued shares in the Company.

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

On December 17, 2002, upon settlement of the exchange offer for shares and ADSs of Siderca and Tamsa and shares of Dalmine, Sidertubes delivered to the tendering shareholders of Siderca, Tamsa and Dalmine 449,953,607 shares in the Company (in the form of shares or ADSs) in exchange for 279,397,133 Siderca shares (in the form of shares or ADSs), 146,300,208 Tamsa shares (in the form of shares or ADSs) and 476,466,244 Dalmine shares. Following delivery of these shares in the Company to the tendering shareholders, Sidertubes held a credit against the Company of USD796.4 million and 260,793,483 shares in the Company.

On December 19, 2002, Sidertubes contributed to the Company its credit against the Company and its remaining shares in the Company. The Company issued 710,747,090 shares to Sidertubes and cancelled the 260,793,483 shares it had received from Sidertubes. The net value of this second contribution (USD796.4 million) determined under Luxembourg law and regulations was allocated as follows:

•	USD450.0 million to share capital;

•	USD45.0 million to the legal reserve;

•	USD79.6 million to the freely-distributable issuance premium account; and

•	the balance (USD221.8 million) to the issuance premium account distributable only in accordance with Luxembourg laws and regulations applicable to capital reductions.

On June 9, 2004, Sidertubes was liquidated and all of its assets and liabilities were transferred to Industrial Investments Inc., a British Virgin Islands corporation. Industrial Investments is a wholly owned subsidiary of San Faustín.

Export Agency Agreements

The Tenaris companies and the Techint commercial network entered into certain export agreements that were assigned by the Techint commercial network to Tenaris Global Services on December 17, 2002, and are described below.

•	Siderca, Tamsa and Dalmine export agency agreements. Pursuant to these agreements, restated as of September 27, 2000, September 29, 2000 and October 4, 2000, respectively, and now expired, each of Siderca, Tamsa and Dalmine appointed a Techint group company as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy and, in the case of Dalmine, excluding also the other member countries of the EU and certain other countries. The respective Techint group companies were entitled to a commission equal to 3% of the FOB value of their sales of Siderca’s, Tamsa’s and Dalmine’s products, and to be reimbursed by Siderca, Tamsa and Dalmine, as the case may be, for a portion of the total general expenses incurred by such companies and for special sales costs. Amounts accrued under these agreements (and their predecessor agreements) totaled, in the case of Siderca, USD3.8 million in 2003, USD20.5 million in 2002 and USD16.6 million in 2001; in the case of Tamsa, USD3.7 million in 2003, USD17.6 million in 2002 and USD12.7 million in 2001; and in the case of Dalmine, USD0.6 million in 2003, USD6.3 million in 2002 and USD4.7 million in 2001.

•

Confab and Siat export agency agreements. Each of Confab and Siat appointed a Techint group company as its non-exclusive agent for the sale of all of their products in all countries except Brazil, in the case of

Confab, and Argentina, Brazil, Italy and Mexico, in the case of Siat. The respective Techint group company was entitled to a commission equal to 5% of the FOB value of its sales of Confab’s and Siat’s products. Amounts accrued under these agreements totaled approximately USD1.0 million in 2003, USD11.0 million in 2002 and USD4.4 million in 2001, in the case of Confab, and USD0.4 million in 2003, USD3.6 million in 2002 and USD2.7 million in 2001, in the case of Siat.

•	NKKTubes export agency agreement. Pursuant to this agreement, NKKTubes appointed a Techint group company as its non-exclusive agent for the sale of its products in all countries outside Japan. The respective Techint group company purchases NKKTubes’ products for resale to third parties at prices agreed upon on a case-by-case basis.

•	Other export agency agreements. Other Tenaris subsidiaries and the Techint commercial network entered into various export agency agreements. Amounts accrued under these agreements totaled USD0.3 million in 2003, USD1.6 million in 2002 and USD0.4 million in 2001.

Payments made by the Tenaris companies under these export agency agreements were treated as selling expenses associated with the sales of our products. Effective as of December 17, 2002, all these contracts were assigned to Tenaris Global Services or its subsidiaries. The final effects of these contracts took place in October, 2003.

Siderca, Tamsa and Dalmine entered into numerous agreements with member companies of the Techint commercial network in various countries around the world pursuant to which one or more of them agreed to sell, and one or more of the Techint commercial network companies agreed to buy, seamless steel pipe products for resale under stocking programs (and other similar programs) to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agreed to assume any and all risks of the operation. To this end, under specified circumstances (e.g., failure to consummate resale, product rejection, customer delay), the selling party would be required to repurchase the pipes sold to the reseller. Effective as of December 17, 2002, all these contracts were assigned to Tenaris Global Services or its subsidiaries.

Purchases and Trading of Steel Products

In the ordinary course of business, we purchase flat steel products from Siderar and Sidor to use as a raw material for welded pipe production. We also purchase steel bars from Sidor to use as raw material for our seamless steel pipe operations in Venezuela. Purchases of flat steel products and steel bars amounted to USD28.5 million in 2003, USD32.2 million in 2002 and USD20.3 million in 2001. These purchases are made on similar terms and conditions to sales made by Siderar and Sidor to unrelated third parties.

Included within our consolidated net sales are also the purchase for subsequent resale of other steel products from Sidor and Siderar made by companies formerly belonging to the Techint commercial network that were transferred to Tenaris Global Services in October 2002. Since October 2002, this activity was progressively transferred to companies remaining within the Techint commercial network and no purchase and sales activity has been recorded by Tenaris since June 30, 2003. These purchases amounted to USD26.3 million in 2003, USD127.7 million in 2002 and USD61.8 million in 2001.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina.

Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Tecpetrol supplies Siderca with such of Siderca’s natural gas requirements that are not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF to Siderca. On April 4, 2003, Tecpetrol and Siderca entered into an agreement under which Siderca paid USD15.3 million for the advance purchase of 760 million cubic meters of natural gas to be delivered to Siderca’s seamless steel pipe facilities and its newly acquired power generation facility over a period of five years on pricing terms that will enable Siderca to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of this agreement, Siderca will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Tecpetrol’s sales to Tenaris in 2003 amounted to USD6.2 million in 2003, USD3.4 million in 2002 and USD4.5 million in 2001.

TGN holds a gas transportation license in Argentina and operates two major pipelines, which connect two major gas basins, Neuquén and Noroeste-Bolivia, to the largest consumption centers in Argentina. TGN charges Siderca a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. The Techint group holds a significant but non-controlling interest in TGN. TGN’s sales to Tenaris amounted to USD1.8 million in 2003, USD1.7 million in 2002 and USD4.7 million in 2001.

Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeast of the Province of Buenos Aires. Litoral Gas’s sales to Tenaris totaled USD1.6 million in 2003.

Sales of Seamless Steel Pipes

In the ordinary course of business, we sell seamless steel pipes and related services to other Techint group companies. These sales, which are made principally to Techint group companies involved in the construction of gas pipelines and to Tecpetrol and its subsidiaries for its oil and gas drilling operations, are made on similar terms and conditions to sales made to unrelated third parties. Our sales of seamless steel pipes as well as logistics and certain other services to other companies in the Techint group amounted to USD27.3 million in 2003, USD38.5 million in 2002 and USD38.2 million in 2001. In addition, until the end of 2001, we made sales to a Techint commercial network company that has not been reorganized as a subsidiary of Tenaris. These sales amounted to USD5.4 million in 2002 and USD18.7 million in 2001.

Sales of Welded Steel Pipes

From time to time, we sell welded steel pipes in the ordinary course of business to other Techint group companies. These sales are made principally for specific gas pipeline projects to Techint International Construction Corp., or TENCO, a Techint group company specialized in the design and construction of pipelines worldwide, and TGN. These sales are made on similar terms and conditions to sales made to unrelated third parties. Our sales of welded steel pipes to other Techint group companies amounted in the aggregate to USD 17.6 million in 2003, USD217.1 million in 2002 (principally destined to large oil and gas pipeline projects in Ecuador and Peru) and USD35.9 million in 2001. In connection with certain sales made in 2002, we incurred penalty charges of USD8.8 million recorded in 2003 following delivery delays.

Sales of Other Products and Services

In addition to sales of pipes, we enter into other sales transactions with the Techint group companies, the most significant being:

•	Sales of sucker rods to Techint group companies involved in the oil and gas industry. Sales of sucker rods amounted to USD2.0 million in 2003 and USD3.0 million in 2001.

•	Sales of energy and steam, which amounted to USD6.7 million in 2003, and USD0.4 million in 2002.

•	Sales of steel scrap, which amounted to USD5.8 million in 2003, USD1.8 million in 2002 and USD2.4 million in 2001.

Provision of Engineering and Labor Services

We contract Techint group companies to provide engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. These services can usually be provided by other Techint group companies at more competitive prices than if we performed them ourselves, and are contracted out at market rates. Fees accrued for these services amounted to an aggregate amount of USD23.9 million in 2003, USD21.8 million in 2002 and USD21.5 million in 2001.

Financial and Administrative Services

Santa María, a financial services company and member of the Techint group, provides us with various financial and treasury services, mainly in Argentina, including share registration services provided for Siderca prior to its delisting. Fees accrued under this agreement amounted to approximately USD0.4 million in 2003, USD0.7 million in 2002 and USD2.3 million in 2001. In addition, we maintain funds in accounts with Santa María. At December 31, 2003, time deposits held with Santa María and other related companies amounted to USD0.4 million. During the year 2003, interest earned on these deposits totaled USD0.6 million.

We established certain offshore trust funds to support our operations in Argentina. The trustee for these trust funds is a Techint group company. The funds held by the trustee amounted to USD118.1 million at December 31, 2003, USD115.8 million at December 31, 2002 and USD103.4 million at December 31, 2001. Interest earned on these funds amounted to USD2.3 million in 2003, USD2.4 million in 2002 and USD0.1 million in 2001.

Finma S.A., a company owned by various Techint group executives, provides administrative and legal support services to Techint group companies in Argentina, including Tenaris. Fees accrued under this agreement amounted to approximately USD0.8 million in 2003, USD2.0 million in 2002 and USD6.6 million in 2001.

In the ordinary course of business, we have also obtained loans from Techint group companies. Interest paid on these loans amounted to USD2.0 million in 2003, USD2.4 million in 2002 and USD2.4 million in 2001. The outstanding amount on these loans at December 31, 2003 was USD7.5 million.

At December 31, 2003, we had received a non-interest bearing loan from Ylopa of USD10.6 million, to be compensated with future dividends. On March 24, 2004, we received another such loan from Ylopa for USD7.5 million. See Item 4. “Information on the Company—Other Investments–Sidor (Amazonia and Ylopa)”.

Procurement Services

We were party to a contract with a Techint commercial network company relating to the procurement of goods and materials, excluding iron oxides, from outside of Argentina. We paid a 3.0% commission on the value of purchases made through the Techint commercial network. Payments made under this agreement amounted to USD1.2 million in 2002 and USD1.5 million in 2001. Effective December 17, 2002, this contract was assigned to Tenaris Global Services.

Purchase Agent Services

Through our subsidiary Exiros, we have entered into agreements with Siderar and Sidor to act as their purchase agent. For this service, we received fees amounting to USD3.5 million in 2003, USD2.1 million in 2002 and USD2.0 million in 2001.

During the year 2003, we completed the acquisition of the remaining 25% of Exiros that we did not own, paying USD0.3 million to a Techint group company.

Other Transactions

In the ordinary course of business, from time to time, we carry out other non-material transactions and enter into other arrangements with Techint group companies, including cooperation regarding design, purchases of other products, sharing of communications and data processing services, provision of personnel, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-61 for our audited consolidated financial statements.

Legal Proceedings

BHP Proceedings

In June 1998, British Steel plc, or British Steel, and Dalmine were sued by a consortium led by BHP before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerned the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A., or Ilva, supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

British Steel and Dalmine denied the claim on the basis that the warranty period had expired and, in the alternative, that the amount claimed exceeded the contractual limitation of liability.

In 2003, BHP indicated that it would seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP introduced claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to an increase in applicable tax on litigation proceeds for unspecified amounts. BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages.

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement of the litigation. According to the terms of the settlement, a total of GBP108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, we recorded during 2003 an aggregate loss of USD114.2 million, before consideration of the tax effect. We agreed to pay the unpaid balance arising from the final settlement –and net of the advances described above- in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively plus interest accruing at the rate of Libor + 1% on the outstanding amounts. In January 2004, we paid the first installment.

The pipe that was the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV, or Tenet –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized–has commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify for any amounts paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings are currently in progress and Tenet expects that they may conclude during 2004. No assurances can be given that the arbitration proceedings will, in fact, conclude during 2004 or that Fintecna will be required to reimburse any amounts paid or payable to BHP.

U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings

Our OCTG and certain other products are subject to substantial antidumping and countervailing (i.e., found to have been government subsidized) duties in the United States. As a result, the U.S. market essentially is closed to many of our principal products. We have repeatedly challenged and will continue to challenge the imposition of these tariffs. However, we cannot be sure that these duties will be reduced or eliminated in the future or that new duties will not be imposed. U.S. duties currently are imposed on:

•	Argentina. Since August 1995, the United States has applied an antidumping duty of 1.36% to all OCTG exports by Tenaris from Argentina to the United States. Although this tariff is relatively low, the United States could, through annual administrative reviews, later apply higher antidumping duties retroactively. Also since August 1995, the United States has imposed an antidumping duty of 108.13% to all small diameter seamless standard, line and pressure, or SL&P, pipe exports by Tenaris from Argentina to the United States. After a five-year review, in July 2001, the U.S. government decided to maintain the antidumping duties applicable to our OCTG and seamless SL&P pipe exports from Argentina for an additional five years, except with respect to drill pipe (for which duties were revoked effective August 11, 2000). We have prevailed in all countervailing duty proceedings, and consequently, our exports to the United States from Argentina are not subject to countervailing duties. The U.S. government’s decision regarding the OCTG sunset review has been challenged by us before the Court of International Trade in New York and by the Argentine Government before the World Trade Organization, or WTO, under the rules of the Dispute Settlement Understanding or DSU. In addition, the U.S. Government’s decision regarding the small diameter SL&P sunset review has also been challenged by us before the Court of International Trade in New York, or CIT.

•	Mexico. The United States applied an antidumping duty of 23.8% (subsequently adjusted to 21.7%) to all our OCTG exports from Mexico to the United States in 1995, which was reduced in 1999 to the current zero percent rate. A five-year review begun in July 2000, continued the antidumping duties on our exports of OCTG casing and tubing, but revoked the duties on our OCTG drill pipe, effective August 11, 2000. At the same time the Department of Commerce denied our request that the order be revoked with respect to exports after three consecutive annual reviews resulting in a finding of no dumping. The U.S. Government’s decision regarding the OCTG sunset review, and its decision not to revoke the order after the third consecutive decision of no dumping have been challenged by us before a NAFTA panel and by the Mexican Government before the WTO under the rules of the DSU.

Since August 2000, the United States has applied an antidumping duty of 19.6% (subsequently adjusted to 15.1%) to all our large diameter SL&P exports (except for certain grades of line pipe used in deep water, i.e., 1,500 feet or more, applications) from Mexico to the United States.

•	Italy. Since August 1995, the United States has imposed an antidumping duty of 49.78% and a countervailing duty of 1.47% on all our OCTG exports from Italy to the United States. After a five-year review initiated in July 2000, the U.S. government renewed these antidumping and countervailing duties on our OCTG exports from Italy for an additional five years. We have challenged the U.S. Government’s decision regarding the OCTG sunset review before the CIT.

•	Japan. The United States has applied an antidumping duty of 44.20% on OCTG exported to the United States by NKKTubes since August 1995. In 2001, this order was continued for another five years as a result of a five-year review. In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, except for large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%. The U.S. Government’s decision regarding the OCTG sunset review has been challenged by NKKTubes before the Court of International Trade in New York.

We have several pending appeals to the Court of International Trade, WTO and NAFTA panels challenging the U.S. government’s decision to continue the antidumping measures on our OCTG products.

In June 2001, the United States initiated a proceeding known as a 201 Investigation to impose measures that would protect the U.S. steel industry from increasing imports of several different steel products. Seamless tubular products of the type produced by Tenaris were determined not to be causing or threatening serious injury to the U.S. industry and, therefore, excluded from the measures ultimately applied to many steel imports into the U.S. market.

Argentine Tax Disputes

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent at December 31, 2003 an estimated contingent liability of ARP51.9 million (approximately USD17.7 million) in taxes and penalties. On the basis of information from Siderca’s tax advisors, we believe that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision has been recorded in the financial statements.

Subsidiaries in Argentina

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two of our subsidiaries in Argentina, used the inflation adjustment procedure set forth in the Argentine income tax law. The application of such procedure, however, has been suspended in Argentina since March 1992. Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover, and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction has been appealed by the Argentine tax authorities before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, we maintain a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulations in force, but excluding any potential punitive charges. At December 31, 2003 the referred contingent reserve totaled ARP65.9 million (approximately USD22.5 million).

Other Proceedings

Three of Dalmine’s former managers have been named as defendants in a criminal proceeding, arising from the death of, or, in some cases, injuries to certain employees, before the Court of Bergamo, Italy, based on alleged negligence in failing to inform the employees working in a specific area of the mill of the risks connected with the use of asbestos and for failing to take any measures to prevent the risks connected with the use of asbestos in certain areas of Dalmine’s manufacturing facilities from 1960 to the early 1980s. Of the 21 claims of the affected employees relating to the criminal proceeding, 20 have been already settled. Dalmine is also a defendant in two civil proceedings for work-related injuries arising from its use of asbestos. The first of these proceedings was instituted on February 14, 2001, before the Court of Bergamo, Italy, by the estate of Luigi Pedruzzi, for damages in an aggregate amount of approximately €640,000 (USD0.8 million). The other proceeding was instituted on June 5, 2001, before the Commissione Provinciale di Conciliazione of Bergamo, Italy, the mediation commission for the province of Bergamo, by the estate of Elio Biffi for an aggregate amount of approximately €770,000 (USD1.0 million). In addition, 28 other asbestos-related out-of-court claims have been forwarded to Dalmine, although damages have not yet been specified. Dalmine estimates that its potential liability in connection with the judicial and out-of-court claims not yet settled or covered by insurance is approximately €8.5 million (USD10.7 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2003. While Dalmine may be subject to additional asbestos-related claims in the future, based on recent trends at Dalmine, we do not believe that asbestos-related liabilities arising from claims already filed against Dalmine or from future asbestos-related claims are reasonably likely to be, individually or in the aggregate, material to our results of operations, liquidity and financial condition.

We are also involved in legal proceedings incidental to the normal conduct of our business, for which we have made provisions in accordance with our corporate policy and any applicable rules. We believe that our provisions are adequate. Based on the information currently available to us, we do not believe that the outcomes of these proceedings are likely to be, individually or in the aggregate, material to our consolidated financial position.

Dividend Policy

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends will be determined by a majority vote of our shareholders, generally, but not necessarily, based on the recommendation of our board of directors. Our controlling shareholder has the discretion to determine the amount and payment of future dividends. All shares of our capital stock rank pari passu with respect to the payment of dividends.

On May 28, 2003, at the general shareholders’ meeting, the Company’s shareholders ratified a USD9.3 million interim cash dividend paid on August 27, 2002, and approved a cash dividend in the amount of USD115.0 million (USD0.10 per share and USD0.99 per ADS), which was paid on June 23, 2003, from the Company’s other distributable reserve account of USD206.7 million.

On May 26, 2004, at the general shareholders’ meeting, the Company’s shareholders approved a cash dividend in the amount of USD0.1144 per share of common stock currently issued and outstanding and USD1.144 per ADS currently issued and outstanding, of which USD38.5 million was paid from profits for the period and USD96.5 million was paid from the Company’s other distributable reserve account. The cash dividend was paid on June 14, 2004.

The Company conducts and will continue to conduct all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors—Risks Relating to Tenaris’s Business.” The Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations. These dividend payments will likely depend on the subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2003, the Company’s legal reserve represented 10% of its share capital.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company’s shares are listed on the Buenos Aires Stock Exchange and the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS.” The Company’s shares are also listed on the Italian Stock Exchange under the symbol “TEN.” Trading on the NYSE, the Buenos Aires Stock Exchange and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of May 28, 2004, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 28, 2004, a total of 232,277,720 shares were registered in the name of the depositary for the Company’s ADR program. On May 28, 2004, the closing sales price for the Company’s ADSs on the NYSE was USD33.10, its shares on the Buenos Aires Stock Exchange was ARP9.70, on the Mexico Stock Exchange was MXP39.00 and on the Italian Stock Exchange was €2.67.

New York Stock Exchange

As of May 28, 2004, a total of 23,227,772 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. JPMorgan Chase, as successor to Morgan Guaranty Trust Company of New York, or Morgan Guaranty, acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. On May 28, 2004, the closing price of ADSs on the NYSE was USD33.10.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
	High	Low
2003
First quarter	22.95	19.30
Second quarter	25.81	21.85
Third quarter	28.01	22.97
Fourth quarter	33.32	26.40
Full year	33.32	19.30

	Price per ADS
	High	Low
Last Six Months
December 2003	33.32	27.88
January 2004	38.60	32.50
February 2004	35.45	32.44
March 2004	35.61	31.02
April 2004	34.38	29.99
May 2004	34.38	28.10

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Argentine pesos per share), in the form of ADSs, traded on the Buenos Aires Stock Exchange.

	Price per ADS
	High	Low
2003
First quarter	7.70	6.50
Second quarter	7.34	6.35
Third quarter	8.24	6.65
Fourth quarter	9.86	7.73
Full year	9.86	6.35

	Price per Share
	High	Low
Last Six Months
December 2003	9.86	8.25
January 2004	11.05	9.80
February 2004	10.60	9.50
March 2004	10.60	8.94
April 2004	9.65	8.69
May 2004	9.92	8.15

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

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), in the form of ADSs, traded on the Italian Stock Exchange.

	Price per ADS
	High	Low
2003
First quarter	25.50	19.81
Second quarter	27.30	22.50
Third quarter	30.00	25.20
Fourth quarter	36.00	29.60
Full year	36.00	19.81

	Price per Share
	High	Low
Last Six Months
December 2003	2.645	2.312
January 2004	2.956	2.638
February 2004	2.766	2.551
March 2004	2.950	2.558
April 2004	2.827	2.600
May 2004	2.730	2.390

The Italian Stock Exchange is managed by Borsa Italiana, S.p.A., founded in 1997 following the privatization of the exchange and operational since January 2, 1998.

Borsa Italiana S.p.A. organizes and manages the Italian Stock Exchange with the participation of nearly 130 domestic and international brokers who operate in Italy or from abroad through remote membership, using a completely electronic trading system for the real-time execution of trades. Trading on the Italian Stock Exchange is conducted electronically from 9:10 A.M. to 5:25 P.M. each business day.

Mexican Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Mexican pesos per share), in the form of ADSs, traded on the Mexican Stock Exchange.

	Price per ADS
	High	Low
2003
First quarter	2.16	1.79
Second quarter	2.24	1.90
Third quarter	2.42	2.05
Fourth quarter	2.65	2.27
Full year	2.65	1.79

	Price per Share
	High	Low
Last Six Months
December 2003	36.00	31.00
January 2004	39.75	37.90
February 2004	36.10	36.00
March 2004	37.02	35.70
April 2004	38.20	33.00
May 2004	39.00	34.00

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

B.	Plan of Distribution

Not applicable.

C.	Markets

See “—Offer and Listing Details”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of the Company’s shares. These rights are set out in the Company’s articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read the Company’s articles of association, which is an exhibit to this annual report.

The Company is a holding company organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Registre du Commerce et des Sociétés.

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of USD1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 31, 2004. All shares are fully paid.

Our authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary shareholders’ meeting. There are no redemption or sinking fund provisions in the articles of association.

The Company’s articles of association authorize the board of directors for a period of five years following publication of the authorization in the Luxembourg official gazette to increase from time to time its issued share capital in whole or in part within the limits of the authorized capital. Accordingly, until July 22, 2007, the Company’s board of directors may issue, without further authorization, up to 1,319,463,170 additional shares. Under its articles of association, any issuance of new shares of the Company pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued shares, except:

•	in circumstances in which the shares are issued for consideration other than money;

•	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates; and

•	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of the Company’s issued capital stock.

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of our non-resident shareholders to hold or vote the Company’s shares.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. Shareholders may vote to declare a dividend at the general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy. Article 21 of the articles of association provides that the surplus after deduction of charges and amortizations shall constitute the net profit of the Company.

Under Article 21 of the articles of association, our board of directors has the power to pay interim dividends in accordance with the conditions set forth in Section 72-2 of the amended Luxembourg law of 10th August, 1915 on commercial companies.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share (including shares underlying ADSs) entitles the holder to one vote at the Company’s shareholders’ meetings. The board of directors convenes all general shareholders’ meetings. Any shareholder that holds one or more shares on the fifth calendar day preceding the general meeting shall be admitted to the meeting. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of shareholders’ meetings are governed by the provisions of Luxembourg law and our articles of association. Notices of meetings must be published twice, at least at ten-day intervals and ten days before the meeting, in the Luxembourg Mémorial and in a leading newspaper having general circulation in Luxembourg. The second publication must be ten days prior to the meeting. If a meeting is adjourned for lack of quorum, notices must be published twice, in the Luxembourg Mémorial and two other Luxembourg newspapers, at 20-day intervals, the second notice appearing 20 days prior to the meeting. If the Company’s shares are listed on a stock exchange outside of Luxembourg, the notice shall also be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg. At an ordinary meeting, the purpose of which is not to amend the articles of association, there is no quorum requirement, and resolutions are adopted by a simple majority. An extraordinary meeting convened for the purpose of amending the articles of association must have a quorum of at least 50% of all issued shares. If a quorum is not reached, the meeting may be reconvened with the same agenda at a later date with no quorum according to the appropriate notification procedures. In both cases, the amendment requires that the resolution be adopted by a two-thirds majority of the shares represented. If the proposed amendments consist of changing the Company’s nationality or of increasing the obligations of the shareholders, the unanimous consent of all shareholders is required.

Directors may be elected at an ordinary meeting by a simple majority vote. Cumulative voting is not applicable. The articles of association do not provide for staggered terms, and directors are elected for a maximum of one year and may be removed with or without cause by majority shareholder vote. Compensation of directors is decided by shareholders at the general shareholders’ meeting.

The Company’s annual ordinary shareholders’ meeting is held at 11:00 a.m. on the fourth Wednesday of May of each year at the place in the city of Luxembourg indicated in the notice of the meeting. If that day is a legal or banking holiday, the meeting shall be held on the following business day.

Access to Corporate Records

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 days prior to the date of the annual general shareholders’ meeting, including the balance sheet and profit and loss statement, a list of shareholders whose shares are not fully paid and the statutory auditor’s report.

Appraisal Rights

In the event that the Company’s shareholders approve:

•	the delisting of the Company’s shares from all stock exchanges where its shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the assets of the Company,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of Luxembourg, or

•	amendments to our articles of association that restrict the rights of the Company’s shareholders;

dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the shareholders’ meeting or (ii) in the event that the Company’s shares are not traded on a regulated market, the amount that results from applying the proportion of the Company’s equity that the shares being sold represent over the Company’s net worth as of the date of the applicable shareholders’ meeting.

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of the meeting. The Company must repurchase its shares within six months following the date of the shareholders’ meeting. If delisting from one or more, but not all, of the stock exchanges where the Company’s shares are listed is approved, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

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

Shareholders who voted in favor of the relevant resolution are not entitled to appraisal rights.

Distribution of Assets on Winding-up

In the event of the Company’s liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all debts and expenses will be paid out to the holders of the shares in proportion to their respective holdings.

Transferability and Form

There are no restrictions on the transfer of shares in the articles of association. The shares are issued in registered form.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, and the number of shares held by him in the company’s shareholders’ register. In addition, our articles of association provide that the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company’s shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s shareholder register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Code Civil. As evidence of the transfer of registered shares, we may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Banque Generale du Luxembourg maintains the Company’s shareholder register.

Change in Control

The articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

There are no rights associated with the Company’s shares other than those described above.

C.	Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company.”

D.	Exchange Controls

Argentina

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

Mexico

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

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. While the Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of North American Free Trade Agreement, to which Mexico is a signatory, generally prohibit exchange controls, the Mexican government could attempt to institute a restrictive exchange control policy in the future.

Venezuela

A general work stoppage that began in December 2002 resulted in a significant decrease in the amount of foreign currency generated from the sale of oil. The decrease was coupled with an extraordinary increase in the demand for foreign currency, resulting in a significant decline in the level of Venezuela’s international reserves and a substantial depreciation of the Venezuelan Bolivar against the U.S. dollar during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date Venezuela suspended foreign exchange trading in an attempt to stem the depreciation of the Bolivar, the Bolivar/U.S. dollar exchange rate declined 40.1% against the U.S. dollar. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively Venezuela’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure Venezuela’s future ability to meet its external debt obligations, Venezuela suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

A commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. The new exchange control regime centralized the purchase and sale of foreign currencies in the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan central bank, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and the central bank fixed the U.S. dollar exchange rate at Bs1,596 to USD1.00 for purchase operations and Bs.1,600 to USD1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 to USD1.00 on February 7, 2003. In February 2004, the Venezuelan government reset the exchange rate to Bs.1,917, a devaluation of 16.5%.

E.	Taxation

Material U.S. Tax Consequences

Ownership and Disposition of the Company’s Shares or ADSs

The following discussion summarizes the material United States federal income tax consequences related to the ownership and disposition of the Company’s shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and if you hold your shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This section is intended for general informational purposes only, and does not represent a complete analysis of all U.S. tax consequences relating to the ownership of shares of common stock or ADSs. It does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the actual facts and circumstances of any particular investor, some of which may be subject to special tax rules.

This section does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders or holders of ADSs, including (but not limited to) the following:

•	A financial institution,

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	an insurance company,

•	a regulated investment company,

•	a real estate investment trust,

•	a financial asset securitization investment trust,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of Tenaris,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based upon the tax laws of the United States, including the Code, Treasury Regulations promulgated thereunder, judicial decisions, published rulings, and other relevant administrative pronouncements, all as in effect on the date hereof, as well as on the current income tax convention between the United States and Luxembourg (the “Treaty”), all of which are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

U.S. holders are urged to consult their own tax advisors regarding the United States federal, state, local and other tax consequences of owning and disposing of Tenaris shares or ADSs.

If a partnership holds shares of common stock or ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the partner’s status and the activities of the partnership. Partners of a partnership holding shares of common stock or ADSs should consult their own tax advisors.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Dividends

Subject to the Passive Foreign Investment Company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally is subject to United States federal taxation. Distributions in excess of our current and accumulated U.S. earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ADSs or shares, and thereafter as capital gain.

If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative and technical correction would change the minimum required holding period retroactive to January 1, 2003 to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any dividend distribution that you must include in your income, if paid in currency other than the U.S. dollar, will be the U.S. dollar value of the foreign currency payments made, determined at the spot foreign currency/U.S. dollar rate on the date such dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will be income from sources outside the United States, and generally will be considered “passive income” or “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. No U.S. foreign tax credit will be allowed to U.S. holders of shares or ADSs in respect of any personal property or similar tax imposed by Luxembourg (or any taxing authority thereof or therein).

Distributions of additional shares to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such shares or ADSs. Generally such gain or loss will be long-term capital gain or loss if your holding period for such shares or ADSs exceeds one year. Long-term capital gains of a corporate U.S. holder are generally subject to tax at a current maximum marginal tax rate of 35%, and long-term capital gains of a non-corporate U.S. holder that are recognized on or after May 6, 2003 and before January 1, 2009 are generally subject to a current maximum marginal tax rate of 15%. The gain or loss will generally be income or loss from sources within the United States and will generally constitute “passive income” for foreign tax credit limitation purposes.

PFIC Rules

We believe that, as of the date of this annual report, our shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if, for any taxable year in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the gross value (without reduction for liabilities), determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

For purposes of the PFIC rules, “passive income” generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. However, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC passive income and assets tests as owning its proportionate share of the other corporation’s assets, and as receiving directly its proportionate share of the other corporation’s income.

The PFIC rules impose a tax regime on U.S. Persons who hold shares of a PFIC that is significantly less favorable than the tax rules generally applicable to U.S. Persons who hold shares of a foreign corporation that is not a PFIC. Under the PFIC rules, if a U.S. holder sells at a gain shares of a foreign corporation that has been a PFIC at any time during such person’s holding period for such shares and if such person has not made a “qualified electing fund”, or QEF, election or a “mark-to-market” election as described below, then such gain is allocated ratably to each day of such person’s holding period for such shares. The portion of the gain allocable to the current year is taxed as ordinary income. Tax is calculated with respect to the portions of the gain allocated to each of the prior years of the shareholder’s holding period by multiplying the portion allocable to each prior year by the highest tax rate applicable to ordinary income in effect for such prior year. In addition, interest is charged with respect to the tax attributable to the gain allocated to such prior years. Thus, in the year a shareholder sells PFIC shares, such shareholder is subject to an amount of tax equal to the sum of (i) the tax on the gain allocable to the year of sale, (ii) the tax on the gain allocable to each of the prior years of his holding period, and (iii) an interest charge with respect to such prior year tax amounts. “Excess distributions” received by a U.S. holder with respect to PFIC shares are subject to tax in the same manner as gain from disposition of such shares. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or the period during which the taxpayer held the shares, if shorter).

A shareholder may avoid being subjected to tax calculated under the PFIC rules described above if such shareholder has elected to treat the PFIC as a QEF, such election has been in effect throughout the holding period for such shareholder’s PFIC shares, and we provide certain required information. We intend to provide U.S. holders with such information as may be required to make a QEF election effective. A U.S. holder who is a shareholder of a QEF is required to include in such shareholder’s income each year (i) as ordinary income, such shareholder’s pro rata share of the ordinary earnings of the QEF for such year, and (ii) as long-term capital gain, such shareholder’s pro rata share of the net capital gain of the QEF for such year. The shareholder is taxable with respect to such amounts even if they are not distributed to such shareholder by the corporation. A shareholder making a QEF election may also elect to extend the time for payment of tax with respect to such undistributed PFIC earnings, generally until such time as such shareholder receives a distribution of such earnings from the PFIC or transfers such shareholder’s shares, but such shareholder will be required to pay interest to the IRS with respect to the deferred tax amounts. The shareholder’s basis for such shareholder’s PFIC shares is adjusted each year to reflect the amounts includible in the shareholder’s income pursuant to the QEF rules. If a shareholder of a PFIC wishes to avoid future application of the PFIC tax rules described in the preceding paragraph but has failed to make a timely QEF election effective starting with the first year of such shareholder’s holding period for the PFIC stock, such shareholder may “catch up” by making a QEF election going forward and further electing to recognize gain, taxable pursuant to the PFIC tax rules, as if such shareholder sold the stock on the first day of the year in which the QEF election becomes effective. In the case of a shareholder of a PFIC that is also a CFC, such shareholder may also “catch up” by making a QEF election going forward and electing to include in income, as an “excess distribution” subject to the PFIC tax rules, such shareholder’s share of the accumulated earnings and profits of the PFIC.

As an alternative to a QEF election, if you own shares in a PFIC that are treated as marketable stock, you may also make a mark-to-market election. Although stock traded on a “qualified” foreign exchange may be considered “marketable stock,” the United States Internal Revenue Service, or IRS, has not yet identified specific foreign exchanges that are “qualified” for this purpose. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

Ownership and Disposition of the Company’s Shares or ADSs

Holders of the Company’s shares or ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those shares or ADSs, except for:

(i) individuals resident (or, in certain circumstances, formerly resident) in Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

(ii) non-resident holders are taxed with respect to the disposition of the Company’s shares or ADSs held for six months or less or if such non-resident holders has owned alone, or together with his spouse or minor children, directly or indirectly at any point in time within the five year term preceding the disposition, more than 10% of our share capital.

No inheritance tax is payable by a holder of the Company’s shares or ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer or stamp tax on the purchase or disposition of the Company’s shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

The Company is subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because the Company is a foreign private issuer, the SEC’s rules do not require it to deliver proxy statements or to file quarterly reports. In addition, the Company’s “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. The Company prepares quarterly and annual reports containing consolidated financial statements. Its annual consolidated financial statements are certified by an independent accounting firm. It files quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which its securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

The Company has appointed JPMorgan Chase to act as depositary for its ADSs. During the time there continue to be ADSs deposited with the depositary, it will furnish the depositary with:

•	our annual reports, and

•	summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices or summaries thereof, and communications at the depositary’s office located at One Chase Manhattan Plaza, New York, New York 10081.

Whenever a reference is made in this annual report to a contract or other document, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of this annual report for a copy of the contract or other document. You may review a copy of the annual report at the SEC’s public reference room in Washington, D.C.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosure About Market Risk

The discussion set forth below provides information, on a consolidated basis, with respect to our sensitivity to changes in interest rates, foreign exchange rates and commodity prices. The analysis shown below presents the hypothetical loss/earnings on the value of the financial instruments held at December 31, 2003. In addition, in the ordinary course of business, we also face risks with respect to financial instruments that are due not only to changes in market conditions, such as country and credit risk, but also other risks that are not presented in this analysis.

Interest Rate Sensitivity

We use variable interest rate debt instruments to manage the liquidity and cash needs of our operations. We have used interest rate swaps to reduce the impact of interest rate volatility on our financial condition. See Note 23 to our consolidated financial statements for further detail. For further information about the type and valuation of our variable rate debt instruments, see note 23 to our audited consolidated financial statements.

The following table provides information about our short- and long-term debt obligations at December 31, 2003, which included fixed and variable interest rate obligations.

Millions of U.S. dollars	Carrying value	Fair value(1)	Average interest rate
Financial instrument
Bank borrowings	573.6	573.6	2.94%
Debentures and other loans	236.4	236.4	2.69%
Finance lease liabilities	14.7	14.7	1.94%
Bank overdraft	9.8	9.8
Cost for issue of debt	(0.9)	(0.9)

Total borrowings	833.7	833.7

(1)	As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 and 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately. Notwithstanding this, a favorable (unfavorable) change in interest rates of 10% would not be expected to cause material effect on fair value.

Debt obligations with variable interest rate provisions totaled USD553.9 million at December 31, 2003. A change of 10% on the variable portion of our average interest rate would represent a change in interest charges of approximately USD0.7 million per year.

At December 31, 2003, our temporary investment portfolio consisted primarily of fixed short-term deposits and trust funds. Given the short-term nature of these instruments, an increase in interest rates would not significantly decrease their market value.

Foreign Exchange Rate Sensitivity

As of December 31, 2003, our total financial debt denominated in currencies other than the U.S. dollar amounted to USD495.5 million, or 59% of total financial debt. Our financial debt denominated in currencies other than the U.S. dollar was USD380.6 million denominated in euros, USD69.7 million denominated in Japanese yen, USD26.3 million denominated in Argentine pesos, USD15.8 million denominated in Brazilian real and USD3.1 million in other currencies.

Our cash and cash equivalents as of December 31, 2003 amounted to USD247.8 million, mainly denominated in U.S. dollars.

The following table provides information at December 31, 2003 about our net monetary position (total liabilities less cash and cash equivalents, less trade and accounts receivable, less other monetary assets) in currencies other than the U.S. dollar that are subject to exchange rate fluctuations and the pre-tax effect on our shareholders’ equity of a 10% appreciation or depreciation in each currency.

Millions of U.S. dollars	Exposure Amount	Effect of a depreciation of 10% in each currency	Effect of an appreciation of 10% in each currency
Argentine peso (ARP)	(86.0)	7.8	(9.6)
Brazilian real (BRL)	0.5	—	0.1
Canadian dollar (CAD)	49.2	(4.5)	5.5
Euro	(409.7)	37.2	(45.5)
British pound (GBP)	(147.0)	13.4	(16.3)
Japanese yen (JPY)	(111.0)	10.1	(12.3)
Mexican peso (MXP)	(162.6)	14.8	(18.1)
Other currencies	9.7	(0.9)	1.1

We principally use forward foreign exchange contracts to hedge foreign currency exposure. The total fair value of our foreign exchange rate contracts is a gain of USD0.01 million. For further information about the type and value of our forward foreign exchange contracts, see note 23 to our audited consolidated financial statements at December 31, 2003.

Commodity Price Sensitivity

We are exposed to risk resulting from fluctuations in the prices of commodities and raw materials. In general, we do not hedge this risk; however, we have used commodity derivative instruments on occasion to hedge certain fluctuations in the market prices of raw material and energy. For further information about the type and valuation of our commodity price derivatives, see note 23 to our audited consolidated financial statements for detail.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of the our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2003. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the year ended 2003 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that at least one “audit committee financial expert” – Guillermo Vogel – serves on its audit committee.

Item 16B.	Code of Ethics

The Company has adopted a code of ethics that applies to, among other persons, our principal executive officer and principal financial and accounting officer and controller, as well as persons performing similar functions.

The text of our code of ethics is posted on our web site at: www.tenaris.com/en/AboutUs/CodeConduct.asp.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2002 and 2003, PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2002 and 2003 are detailed below.

Thousands of U.S. dollars	For the year ended December 31,
	2003	2002
Audit Fees	1,576	2,634
Audit-Related Fees	—	823
Tax Fees	841	1,008
All Other Fees	116	799

Total	2,533	5,264

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. In 2002, this item included fees related to the Company’s registration with the SEC.

Tax Fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services.

All Other Fees

Fees disclosed in the table above under “All Other Fees” consisted primarily of fees paid for legal services provided to our Mexican subsidiaries in connection with disputes with tax authorities in that country.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of regarding pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the audit committee makes its recommendations to the rest of the board of directors concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve on behalf of the Audit Committee, additional non-audit services which were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

During 2003, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-61 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Articles of Association of Tenaris S.A., as updated and consolidated as of March 19, 2004.

1.2	Amendment to Articles of Association, dated March 19, 2004.

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank*

4.1	Amended and Restated Export Agency Agreement, dated September 29, 2000, between Siderca S.A.I.C. and Techint Engineering Company B.V.*

4.2	Amended and Restated Export Agency Agreement, dated October 4, 2000, between Tubos de Acero de México S.A. and Techint Engineering L.L.C.*

4.3	Amended and Restated Export Agency Agreement, dated September 27, 2000, between Dalmine S.p.A. and Techint Engineering S.A.*

4.4	Shareholders’ Agreement, dated May 24, 2000, between Siderca, S.A. and NKK Corporation*

4.5	Investment Agreement, dated May 24, 2000, among Siderca, S.A., NKK Corporation and NKKTUBES*

4.6	Steel Manufacturing Technology Transfer Agreement, dated May 24, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.7	Seamless Steel Pipe Manufacturing Technology and Trademark License Agreement, dated May 24, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.8	NKK Premium Connections Technology and Trademark License Agreement, dated August 1, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.9	Premium Connections (Antares) Technology and Trademark License Agreement dated August 1, 2000, between NKKTUBES and DST Distributors of Steel Tubes, Ltd.*

4.10	NKK—Premium Connections Technology and Trademark License Agreement, dated August 1, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.11	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Siderca S.A.I.C.*

4.12	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Tubos de Acero de México, S.A.*

4.13	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Algoma Seamless Tubulars*

4.14	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 9, 2000, between DST–Connection Systems BV and DST Distributors of SteelTubes, Ltd.*

4.15	Agreement relating to the contribution of the shares of the Argentine company Santa María S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later renamed Tenaris S.A.)*

Exhibit Number	Description

4.16	Excerpts from deed relating to spin-off of Santa María S.A.I.F.’s assets to Invertub S.A., dated July 10, 2002 (English translation)*

4.17	Assignment Agreement, dated October 15, 2002, between Techint Engineering Company B.V. and Tenaris Global Services B.V. relating to the assignment of export agency agreements*

4.18	Assignment Agreement, dated October 15, 2002, between Techint Engineering LLC and Tenaris Global Services LLC relating to the assignment of export agency agreements*

4.19	Assignment Agreement, dated October 15, 2002, between Techint Engineering Company S.A. and Tenaris Global Services S.A. relating to the assignment of export agency agreements*

4.20	Corporate Reorganization Agreement, dated September 13, 2002, between Sidertubes S.A. and Tenaris S.A.*

4.21	Agreement, dated September 25, 2002, among NKK Corporation, Siderca S.A., NKKTUBES, DST Distributors of Steel Tubes Ltd., DST Japan K.K. and Tenaris Global Services, amending provisions of the Investment Agreement, dated May 24, 2000, among Siderca, S.A., NKK Corporation and NKKTUBES and replacing the Shareholders’ Agreement, dated May 24, 2000, between Siderca, S.A. and NKK Corporation*

4.22	Amended and Restated Shareholders’ Agreement, dated September 25, 2002, between Siderca, S.A. and NKK Corporation (included in Exhibit 10.21)*

7.1	Statement Explaining Calculation of Ratios

8.1	List of subsidiaries of Tenaris S.A.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2003 and 2002

and

For the years ended December 31, 2003, 2002 and 2001

Rue Beaumont 13

L – 1219 Luxembourg

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Buenos Aires, Argentina

March 2, 2004

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2003	2002	2001
Net sales	1	3,179,652	3,219,384	3,174,299
Cost of sales	2	(2,207,827)	(2,169,228)	(2,165,568)

Gross profit		971,825	1,050,156	1,008,731
Selling, general and administrative expenses	3	(566,835)	(567,515)	(502,747)
Other operating income	5(i)	8,859	18,003	585
Other operating expenses	5(ii)	(125,659)	(28,767)	(64,937)

Operating profit		288,190	471,877	441,632
Financial expenses, net	6	(29,420)	(20,597)	(25,595)

Income before equity in earnings (losses) of associated companies, income tax and minority interest		258,770	451,280	416,037
Equity in earnings (losses) of associated companies	11	27,585	(6,802)	(41,296)

Income before income tax and minority interest		286,355	444,478	374,741
Income tax	7	(63,918)	(207,771)	(218,838)

Net income before minority interest		222,437	236,707	155,903
Minority interest (1)	26	(12,129)	(42,881)	(20,107)

Net income before other minority interest		210,308	193,826	135,796
Other minority interest (2)	26	—	(99,522)	(54,450)

Net income		210,308	94,304	81,346

Number of shares and earnings per share: see Note 8.

(1)	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial, NKK Tubes and Tubos de Acero de Venezuela), as well as the participation at December 31, 2002, of minority shareholders of Siderca, Dalmine and Tamsa that did not exchange their participation.

(2)	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2001 until the date of the 2002 Exchange Offer (see Note 27 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

CONSOLIDATED BALANCE SHEET

(all amounts in USD thousands)	Notes	December 31, 2003		December 31, 2002
ASSETS
Non-current assets
Property, plant and equipment, net	9	1,960,314		1,934,237
Intangible assets, net	10	54,037		32,684
Investments in associated companies	11	45,814		14,327
Other investments	12	23,155		159,303
Deferred tax assets	19	130,812		113,864
Receivables	13	59,521	2,273,653	16,902	2,271,317

Current assets
Inventories	14	831,879		680,113
Receivables and prepayments	15	165,134		172,683
Trade receivables	16	652,782		653,249
Other investments	17 (i)	138,266		—
Cash and cash equivalents	17 (ii)	247,834	2,035,895	304,536	1,810,581

Total assets			4,309,548		4,081,898

EQUITY AND LIABILITIES
Shareholders’ Equity			1,841,280		1,694,054
Minority interest	26		119,984		186,783
Non-current liabilities
Borrowings	18	374,779		322,205
Deferred tax liabilities	19	418,333		500,031
Other liabilities	20 (i)	191,540		123,023
Provisions	21 (ii)	23,333		33,874
Trade payables		11,622	1,019,607	18,650	997,783

Current liabilities
Borrowings	18	458,872		393,690
Current tax liabilities		108,071		161,704
Other liabilities	20(ii)	207,594		53,428
Provisions	22(ii)	39,624		73,953
Customers advances		54,721		37,085
Trade payables		459,795	1,328,677	483,418	1,203,278

Total liabilities			2,348,284		2,201,061

Total equity and liabilities			4,309,548		4,081,898

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(all amounts in USD thousands)

	Statutory balances according to Luxembourg Law						Adjustments to IFRS	Currency translation adjustments	Retained Earnings	Total at December 31,
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Retained Earnings	Total				2003	2002	2001
Balance at January 1,	1,160,701	116,070	587,493	206,744	—	2,071,008	(436,755)	(34,503)	94,304	1,694,054	875,401	925,358
Effect of adopting IAS 39 (Note S)	—	—	—	—	—	—	—	—	—	—	—	(1,007)
Currency translation differences	—	—	—	—	—	—	—	309	—	309	(34,503)	(10,453)
Change in ownership in Exchange Companies (see Note 27)	—	—	—	—	—	—	—	—	—	—	1,724	(10,558)
Capital Increase and Exchange Transaction (Note 27)	19,587	1,959	21,776	4,813	—	48,135	3,476	—	—	51,611	796,418	—
Dividends paid	—	—	—	(115,002)	—	(115,002)	—	—	—	(115,002)	(39,290)	(109,285)
Net income	—	—	—	—	201,480	201,480	(201,480)	—	210,308	210,308	94,304	81,346

Balance at December 31,	1,180,288	118,029	609,269	96,555	201,480	2,205,621	(634,759)	(34,194)	304,612	1,841,280	1,694,054	875,401

The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 24 (vi)

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

CONSOLIDATED CASH FLOW STATEMENT

	Notes	Year ended December 31,
(all amounts in USD thousands)		2003	2002	2001
Cash flows from operating activities
Net income		210,308	94,304	81,346
Depreciation and Amortization	9 & 10	199,799	176,315	161,710
Result of BHP litigation	5(ii) & 24	114,182	18,923	41,061
Tax accruals less payments	30	(138,570)	174,478	149,190
Equity in (earnings) losses of associated companies	11	(27,585)	6,802	41,296
Interest accruals less payments	30	(3,032)	4,780	9,416
Net provisions	21 & 22	(13)	(27,473)	13,508
Result from disposition of investment in associated companies		(1,018)	—	—
Minority interest in net income of subsidiaries	26	12,129	142,403	74,557
Change in working capital (1)	30	(107,156)	(100,842)	50,551
Currency translation adjustment and others		16,592	(28,254)	(78,407)

Net cash provided by operating activities		275,636	461,436	544,228

Cash flows from investing activities
Additions of PP&E, and intangible assets	9 & 10	(162,624)	(147,577)	(222,849)
Proceeds from disposition of PP&E	9	5,965	14,427	39,893
Acquisitions of subsidiaries and associates, net of cash provided by business acquisitions		(65,283)	(15,107)	—
Proceeds from sales of investments in associates	11	1,124	—	2,054
Convertible loan to associated companies		(31,128)	—	—
Acquisitions of minority interest		(299)	—	—
Changes in trust fund		—	(32,349)	(103,438)

Net cash used in investing activities		(252,245)	(180,606)	(284,340)

Cash flows from financing activities
Dividends paid in cash		(115,002)	(39,290)	(66,090)
Dividends paid to Minority interest	26	(14,064)	(41,484)	(46,622)
Change in ownership in Exchange Companies		—	—	(10,558)
Proceeds from borrowings		590,490	425,268	253,071
Repayments of borrowings		(544,606)	(528,870)	(267,822)

Net cash used in financing activities		(83,182)	(184,376)	(138,021)

(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867
Movement in cash and cash equivalents
At beginning of year		304,536	213,814	96,890
Effect of exchange rate changes		3,089	(5,732)	(4,943)
(Decrease) / Increase in cash and cash equivalents		(59,791)	96,454	121,867

At December 31,		247,834	304,536	213,814

Non-cash financing activity:
Fair value adjustment of minority interest acquired		(925)	—	—
Common stock issued in acquisition of minority interest		51,611	796,418	—
Dividends paid in kind to majority shareholders (shares of Siderar)		—	—	43,195
Dividends paid in kind to minority shareholders (shares of Siderar)		—	—	17,497

(1)	Includes the effect of the fair value of net assets and liabilities acquired in the 2002 Exchange Offer.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

ACCOUNTING POLICIES

Index to accounting policies

A	Business of the Company and basis of presentation

B	Group accounting

C	Foreign currency translation

D	Property, plant and equipment

E	Impairment

F	Intangible assets

G	Other investments

H	Inventories

I	Trade receivables

J	Cash and cash equivalents

K	Shareholders’ equity

L	Borrowings

M	Income taxes-Current and Deferred

N	Employee liabilities

O	Provisions and other liabilities

P	Revenue recognition

Q	Cost of sales and expenses

R	Earnings per share

S	Derivative financial instruments

T	Segment information

U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

A	Business of the Company and basis of presentation

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as discussed in Note 27. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 31.

At December 31, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. For comparative purposes, and because Siderca S.A.I.C. (“Siderca”), Dalmine S.p.A. (“Dalmine”), Tubos de Acero de México S.A. de C.V. (“Tamsa”) and Tenaris Global Services S.A. (“Tenaris Global Services”) were under the common control of Sidertubes S.A. (“Sidertubes”) until October 18, 2002 , their consolidated financial statements have been retroactively combined with those of the Company –until October 18, 2002- and presented as one company (“Tenaris”) in the consolidated financial statements for the years ended December 31, 2002 and 2001. As a result, references to Tenaris’s Consolidated Financial Statements for the years ended December 31, 2002 and 2001 refer to the Consolidated Combined Financial Statements of Tenaris’s predecessors. The percentages of ownership and voting rights considered in the preparation of such consolidated combined financial statements correspond to those of the parent company at such dates.

In 2001, Dalmine and Tamsa were consolidated, despite the fact that the Company did not own more than 50% of the voting rights. This was due to the control exercised by Tenaris’s controlling shareholder, Sidertubes, through the appointment of the majority of the directors and key management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the Standing Interpretations Committee (“SIC”) of the IASB. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year. All material intercompany transactions and balances have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

The consolidated financial statements were approved by Tenaris’s Board of Directors on March 2, 2004.

B	Group accounting

(1)	Subsidiary companies

The consolidated financial statements include the financial statements of Tenaris’s subsidiary companies. Subsidiary companies are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that the Company ceases to have control. The purchase method of accounting is used to account for the acquisition of subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

B	Group accounting (Cont’d.)

(1)	Subsidiary companies (Cont’d)

All material intercompany transactions and balances between Tenaris’s subsidiaries have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by Tenaris.

See Note 31 for the list of the consolidated subsidiaries.

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see Note B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies.

Tenaris’s investments in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) (14.5% since the 2003 Restructuring described in Note 24 (ii) and 14.1% during the years ended December 31, 2002 and 2001) and in Siderar S.A.I.C. (10.71% until November 27, 2001) were accounted for under the equity method.

Management periodically evaluates the carrying value of its investments in associated companies for impairment. The carrying value of these investments is considered impaired when an other than temporary decrease in the value of the investments has occurred.

See Note 11 for a list of principal associated companies.

C	Foreign Currency Translation

(1)	Translation of financial statements in currencies other than the U.S. Dollar; measurement currencies

International Accounting Standards Board’s Standing Interpretation Committee’s interpretation number 19 (“SIC-19”) states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is domiciled in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main subsidiaries in these financial statements is the respective local currency. In the case of Siderca and its argentine subsidiaries, however, the measurement currency is the U.S. dollar, because:

•	Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;

•	Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

•	Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities; and

•	Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

Income statements of subsidiary companies stated in currencies other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rates for the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders’ equity. Income statement information relating to the comparative year was translated using average exchange rates for the year. In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences are recognized in the income statement as part of the gain or loss on sale.

In the case of Tamsa, which reported in the currency of a hyperinflationary economy (Mexico) –as defined by IFRS- until December 31, 1998, the financial statements up to that date were restated in constant local currency in accordance with International Accounting Standard (“IAS”) 29.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

C	Foreign Currency Translation (Cont’d.)

(2)	Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement.

D	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in Note B(1).

Major overhaul and rebuilding expenditures that improve the condition of an asset beyond its original condition is capitalized as property, plant and equipment and depreciated over the remaining useful life of the related assets.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Interest costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual values over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures and other equipment	4-10 years

Restricted tangible assets in Dalmine with a net book value at December 31, 2003 of USD 5.1 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives.

In all cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. However, management considers that there has been no impairment in the carrying value of property, plant and equipment.

E	Impairment

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions were recorded, other than the investment in Amazonia (see Note 11).

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s participation in an acquired companies’ net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in cost of sales.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

F	Intangible assets (Cont’d.)

(1)	Goodwill (Cont’d.)

Goodwill and fair value adjustments arising in connection with acquisitions of a foreign entity are treated as measurement currency assets and liabilities of the acquired entity.

(2)	Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris’s participation in an acquired companies’ net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in cost of sales.

(3)	Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to development, acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as selling, general and administrative expenses.

(4)	Research and development

Research expenditures are recognized as expenses as incurred. In accordance with IAS 38, development costs during the years ended on December 31, 2003, 2002 and 2001, were recorded as cost of sales in the income statement as incurred because they did not fulfill the criteria for capitalization. Research and development expenditures for the year ended 2003 totaled USD 21.9 million.

(5)	Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G	Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, investments have to be classified into the following categories: held-for-trading, held-to-maturity, loans and available-for-sale, depending on the purpose for acquiring the investments. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or loan categories have to be included in the residual “available-for-sale” category. All of Tenaris’s, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

Other investments comprise mainly financial resources placed by Siderca, Siat and Confab within off-shore trusts, the objective of which is exclusively to ensure that the financial needs for the normal development of their operations are met. At December 31, 2003 the trustee has allocated USD 69.6 million of such funds to constitute collateral guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, which is the date that Tenaris commits to purchase or sell the investment. These transactions typically settle shortly after the trade date. Costs include transaction costs.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

G	Other investments (Cont’d.)

Subsequent to their acquisition, these investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise. Investments in companies for which fair values cannot be measured reliably are reported at cost.

H	Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging.

I	Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client’s impossibility to meet its financial commitments to Tenaris, it records a charge to the provision for doubtful accounts. This provision is adjusted periodically in accordance with the aging of overdue accounts.

J	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K	Shareholders’ equity

(1)	Basis of combination

The combined consolidated statement of changes in shareholders’ equity for the years 2001 and 2002 was prepared based on the following:

•	Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

•	Changes in ownership in the Exchange Companies –as defined in Note 27- comprises the net increase or decrease in the percentage of ownership that Sidertubes owned in these companies;

•	Dividends paid prior to the 2002 Exchange Offer (see Note 27) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes’ assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

The balances of the consolidated statement of changes in shareholders’ equity at December 31, 2003 and 2002 include:

•	The value of share capital, legal reserves, share premium, other distributable reserve and retained earnings in accordance with Luxembourg Law;

•	The currency translation adjustments and retained earnings of Tenaris’s subsidiaries under IFRS;

•	The adjustment of the preceding items to value the balances by application of IFRS at December 31, 2003 and 2002.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

K	Shareholders’ equity (Cont’d.)

(2)	Dividends

Dividends are recorded in Tenaris’s financial statements in the period in which they are approved by Tenaris’s shareholders, or when interim dividends are approved by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 24 (vi).

L	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M	Income Taxes – Current and Deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws existing in the countries in which the Tenaris “subsidiaries” operate.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment –originated in both difference in valuation and useful lives considered by accounting standards and tax regulations-, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N	Employee liabilities

(1)	Employees’ statutory profit sharing

Under Mexican law, Tenaris’s Mexican subsidiaries are required to pay an annual benefit to their employees, which is calculated using a basis similar to the one used for the calculation of the income tax. Employees’ statutory profit sharing is provided under the liability method. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(2)	Employees’ severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris’s Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD66.4 million at December 31, 2003.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

N	Employee liabilities (Cont’d.)

(3)	Pension obligations

Certain Argentine Tenaris officers are covered by a defined benefit employee retirement plan designed to provide retirement, termination and other benefits to those officers.

Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Tenaris’s other assets. Due to these conditions, the plan is classified as “unfunded” by International Financial Reporting Standards definitions.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided by the plan are in U.S. Dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who have retired or were terminated before December 31, 2003. After this date, the benefits of the plan are calculated based on a seven-year salary average.

(4)	Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O	Provisions and other liabilities

Provisions are accrued to reflect estimations of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris’s estimates of the outcomes of these matters and the advice of Tenaris’s legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris’s future results of operations and financial conditions or liquidity.

P	Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provision of the sales contracts- has occurred, which may include delivery to the customer storage warehouse location at one of the Company’s subsidiaries; and collectability is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on an effective yield basis.

•	Dividend income from investments in companies under the cost method: when Tenaris’s right to collect is established.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

Q	Cost of sales and sales expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

R	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. See Note 8.

S	Derivative financial instruments

Tenaris adopted IAS 39 at the beginning of the fiscal year ended December 31, 2001. Under IAS 39, derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized in the income statement as financial results. The total impact on shareholders’ equity on December 31, 2001, as a result of the adoption of IAS 39, was a USD1,007 thousand loss. That impact arises from the remeasurement to fair value of derivatives that do not qualify for hedge accounting.

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial Risk Management” below.

T	Segment information

Business segments provide products or services that are subject to risks and returns that are different from those of other business segment. Allocation to a specific business segment relates to the type of production process, type of product, nature of client and or intensity of infrastructure usage. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of arising in other economic environments.

U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are reflected in the reconciliation provided in Note 33 and principally relate to the items discussed in the following paragraphs:

(1)	Purchase accounting difference affecting the acquisition of Tavsa and Amazonia - Net of accumulated amortization

Tenaris directly or indirectly acquired interests in Tavsa and Amazonia. As part of this investment, Tenaris and its partners developed a business plan which contemplated workforce reductions. As a result of Tenaris’s plans to reduce the workforce, the liabilities associated with the reductions were accrued by Tavsa and Amazonia as of the date of the acquisition, which resulted in additional goodwill under IFRS.

Under US GAAP, at the time of acquisition accrual of workforce reduction costs was required when certain conditions were met: (i) a restructuring plan must have been approved by an appropriate level of management; (ii) the benefit arrangement must have been sufficiently communicated to employees so that they could determine their benefits; (iii) the plan must have specifically identified the number of employees, their classification and location; and (iv) it was unlikely that significant changes to the plan would occur. In general, the plan should have been finalized within one year.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP) (Cont’d.)

(2)	Deferred income tax

Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under US GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

(3)	Equity in investments in associated companies

The significant differences that give rise to US GAAP adjustments on equity in associated companies are related to the provision for restructuring costs net of its tax effect.

(4)	Unrecognized prior service costs

Under IFRS, past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees.

(5)	Accounting changes

As discussed in Note S, at the beginning of the fiscal year ended December 31, 2001, the Company adopted IAS 39. The impact of the adoption corresponds to the remeasurement to fair value of derivatives related to non–qualifying hedges and it was accounted for in a separate line in the consolidated statement of changes in shareholders’ equity.

Under US GAAP the company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and its corresponding amendments under SFAS No. 137 and 138 on January 1, 2001. The cumulative effect adjustment was recognized in net income.

(6)	Consolidation of non-majority-owned subsidiaries

Under IFRS, companies in which the ultimate parent company did not own more than 50% of the voting rights but had the necessary power as to exercise control by other means (such as appointing the majority in the board of directors and key management) are consolidated.

Under US GAAP, only majority-owned subsidiaries (companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest) are consolidated. Accordingly, condensed income statement and cash flow are presented in Note 33, without consolidating Dalmine for the year ended December 31, 2001.

(7)	Financial assets’ changes in fair value

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

As explained in Note G, the company has allocated certain investments in trust funds to the “available-for-sale” category as defined by IAS 39. Under US GAAP, the Companyis carrying these investments at market value with material unrealized gains and losses, if any, included in shareholder’s equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Statement of Income.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

U	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP) (Cont’d.)

(7)	Financial assets’ changes in fair value (Cont’d.)

Specific identification was used to determine cost in computing realized gain or loss. For the purpose of assigning these investments to the categories specified in IAS 39, the Company’s considers available potential needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase.

(8)	Goodwill

Under IFRS, purchased goodwill is capitalized as an intangible asset, with a rebuttable presumption that its useful life does not exceed 20 years.

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

As a result of the adoption of SFAS No. 142 “Goodwill and other intangible assets”, the Company assessed the goodwill for impairment. The steps taken are fully explained in Note 34 (d), and the impairment losses are presented as a cumulative effect of a change in accounting principle in the quantitative reconciliation in Note 34.

Effective January 1, 2002, in accordance with SFAS No. 142, the Company ceased the amortization of goodwill under US GAAP.

(9)	Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to an acquisition, including the cost of registering and issuing equity securities, are considered in determining the cost of acquisition.

Under US GAAP, in accordance with SFAS No. 141 “Business combinations”, costs of registering and issuing equity securities shall be recognized as a reduction of the fair value of the securities.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

FINANCIAL RISK MANAGEMENT

(1)	Financial risk factors

Tenaris’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. Tenaris’s subsidiaries use derivative financial instruments to minimize potential adverse effects on Tenaris’s financial performance, by hedging certain exposures.

(i)	Foreign exchange rate risk

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain Tenaris’s subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

(ii)	Interest rate risk

Tenaris’s income and operating cash flows are substantially independent from changes in market interest rates. Tenaris’s subsidiaries generally borrow at variable rates. Dalmine has entered into interest rate swaps for long-term debt to hedge future interest payments, converting borrowings from floating rates to fixed rates.

(iii)	Concentration of credit risk

Tenaris has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Tenaris’s sales.

Tenaris’s subsidiaries have policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. These subsidiaries maintain allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv)	Liquidity risk

Prudent liquidity risk management recommends maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(2)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently marked to market. Tenaris does not hedge its net investments in foreign entities.

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

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the face value less any estimated credit adjustments was considered. For other investments, including, the trust fund, quoted market price was used.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

FINANCIAL	RISK MANAGEMENT (CONT’D.)

(3)	Fair value estimation (Cont’d.)

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs
5	Other operating items
6	Financial expenses, net
7	Tax charge
8	Earnings and dividends per share
9	Property, plant and equipment, net
10	Intangible assets, net
11	Investments in associated companies
12	Other investments
13	Receivables –non current
14	Inventories
15	Receivables and prepayments
16	Trade receivables
17	Cash and cash equivalents, and Other investments
18	Borrowings
19	Deferred income taxes
20	Other liabilities
21	Non-current provisions
22	Current provisions
23	Derivative financial instruments
24	Contingencies, commitments and restrictions on the distribution of profits
25	Ordinary shares and share premium
26	Minority interest
27	2002 Exchange Offer and other events with impact on minority interest
28	Acquisitions
29	Related party transactions
30	Cash flow disclosures
31	Principal subsidiaries
32	Post balance sheet events
33	Reconciliation of net income and shareholders’ equity to US GAAP
34	Other significant US GAAP disclosure requirements

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

1	Segment information

Primary reporting format – business segments

	Seamless	Welded and other metallic products	Energy	Others	Unallocated	Total
Year ended December 31, 2003
Net sales	2,375,888	350,745	333,207	119,812	—	3,179,652
Cost of sales	(1,523,945)	(274,643)	(316,566)	(92,673)	—	(2,207,827)

Gross profit	851,943	76,102	16,641	27,139	—	971,825
Segment assets	3,296,945	354,662	105,629	224,565	327,747	4,309,548
Segment liabilities	1,542,350	240,166	91,982	55,453	418,333	2,348,284
Capital expenditure	129,396	24,245	5,380	3,603	—	162,624
Depreciation and amortization	180,208	10,896	3,706	4,989	—	199,799
Year ended December 31, 2002
Net sales	2,244,138	580,001	210,415	184,830	—	3,219,384
Cost of sales	(1,421,263)	(379,384)	(198,727)	(169,854)	—	(2,169,228)

Gross profit	822,875	200,617	11,688	14,976	—	1,050,156
Segment assets	3,273,969	354,069	41,155	135,212	277,493	4,081,898
Segment liabilities	1,368,716	212,689	49,909	69,716	500,031	2,201,061
Capital expenditure	108,546	27,053	5,623	6,355	—	147,577
Depreciation and amortization	162,119	7,669	2,768	3,759	—	176,315
Year ended December 31, 2001
Net sales	2,496,479	432,647	113,140	132,033	—	3,174,299
Cost of sales	(1,663,385)	(293,938)	(107,552)	(100,693)	—	(2,165,568)

Gross profit	833,094	138,709	5,588	31,340	—	1,008,731
Segment assets	3,057,316	445,401	45,007	97,715	192,515	3,837,954
Segment liabilities	1,356,849	214,173	39,119	80,908	352,523	2,043,572
Capital expenditure	201,452	16,749	3,391	1,257	—	222,849
Depreciation and amortization	155,145	3,717	1,539	1,309	—	161,710

Tenaris’s main business segment is the manufacturing and trading of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD 62,755 in 2003, USD 50,021 in 2002 and USD 37,067 in 2001. Other such transactions include sales of scrap and pipe protectors from Other segments to Seamless units for USD 37,647, USD 22, 269 and USD 34,934 in 2003, 2002 and 2001, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

1	Segment information (Cont’d.)

Secondary reporting format — geographical segments

	Year ended December 31, 2003
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,281,202	1,140,761	1,266,773	90,699	202,366	327,747	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditure	63,636	47,965	42,988	358	7,677	—	162,624
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799

	Year ended December 31, 2002
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	956,382	829,744	577,279	511,119	344,860	—	3,219,384
Total assets	1,321,637	874,185	1,238,179	169,810	200,594	277,493	4,081,898
Trade receivables	208,313	145,863	123,572	145,681	29,820	—	653,249
Property, plant and equipment	624,115	471,580	784,104	2,556	51,882	—	1,934,237
Capital expenditure	73,121	39,985	25,628	2,551	6,292	—	147,577
Depreciation and amortization	83,344	48,078	39,913	23	4,957	—	176,315

	Year ended December 31, 2001
	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Net sales	971,101	680,524	611,655	520,916	390,103	—	3,174,299
Total assets	1,230,766	742,982	1,365,007	97,630	209,054	192,515	3,837,954
Trade receivables	169,006	118,772	104,370	86,965	66,414	—	545,527
Property, plant and equipment	607,458	397,665	911,310	13	54,872	—	1,971,318
Capital expenditure	85,160	44,076	92,336	—	1,277	—	222,849
Depreciation and amortization	76,277	41,046	41,568	1	2,818	—	161,710

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location.

Although Tenaris’s business is managed on a worldwide basis, Tenaris’s subsidiaries operate in five main geographical areas. The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment includes Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

2	Cost of sales

	Year ended December 31,
	2003	2002	2001
Raw materials and consumables used and change in inventories	1,364,224	1,425,878	1,459,967
Services and fees	272,313	227,090	177,513
Labor cost	286,748	235,902	285,203
Depreciation of property, plant and equipment	171,896	154,794	146,306
Amortization of intangible assets	6,763	2,370	2,266
Maintenance expenses	54,335	50,234	43,625
Provisions for contingencies	3,802	4,307	2,021
Allowance for obsolescence	6,011	19,042	6,985
Taxes	4,273	3,160	2,185
Others	37,462	46,451	39,497

	2,207,827	2,169,228	2,165,568

3	Selling, general and administrative expenses

	Year ended December 31,
	2003	2002	2001
Services and fees	129,237	101,566	94,392
Labor cost	134,769	117,975	126,849
Depreciation of property, plant and equipment	8,477	6,164	2,633
Amortization of intangible assets	12,663	12,987	10,505
Commissions, freights and other selling expenses	189,353	261,249	187,370
Provisions for contingencies	2,005	8,122	10,092
Allowances for doubtful accounts	5,704	6,387	5,372
Taxes	45,337	33,335	8,278
Others	39,290	19,730	57,256

	566,835	567,515	502,747

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2003	2002	2001
Wages, salaries and social security costs	410,458	347,096	403,438
Employees’ severance indemnity (Note 20 (i))	9,988	6,453	6,913
Pension benefits – defined benefit plans (Note 20(i))	1,071	328	1,701

	421,517	353,877	412,052

At year-end, the number of employees was 14,391 in 2003, 13,841 in 2002 and 14,127 in 2001.

5	Other operating items

		Year ended December 31,
		2003	2002	2001
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	1,544	6,814	—
	Income from disposition of warehouses	4,075	3,132	—
	Income from disposition of investments	1,018	—	—
	Net rents	2,222	2,414	585
	Gain on government securities	—	5,643

		8,859	18,003	585

(ii)	Other operating expenses
	Provision for BHP proceedings	114,182	18,923	41,061
	Allowance for receivables	1,728	1,334	13,617
	Contributions to welfare projects and non-profits organizations	4,362	5,204	1,100
	Allowance for legal claims and contingencies	—	—	7,666
	Miscellaneous	5,387	3,306	1,493

		125,659	28,767	64,937

6	Financial expenses, net

	Year ended December 31,
	2003	2002	2001
Interest expense	(33,134)	(34,480)	(43,676)
Interest income	16,426	14,201	2,586
Net foreign exchange transaction (losses)/gains and fair value of derivative instruments	(16,165)	11,567	16,900
Financial discount on trade receivables	—	(8,810)	—
Others	3,453	(3,075)	(1,405)

	(29,420)	(20,597)	(25,595)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

7	Tax charge

Income tax

	Year ended December 31,
	2003	2002	2001
Current tax	148,240	192,862	148,823
Deferred tax (Note 19)	(63,862)	26,426	(39,867)

	84,378	219,288	108,956
Effect of currency translation on tax base	(20,460)	25,266	109,882

Subtotal	63,918	244,554	218,838
Recovery of Income Tax (a)	—	(36,783)	—

	63,918	207,771	218,838

(a)	In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN 355.6 million (USD36.8 million).

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2003	2002	2001
Income before tax and minority interest	286,355	444,478	374,741

Tax calculated at the tax rate in each country	99,060	184,201	143,408
Non taxable income	(71,816)	(54,780)	(45,415)
Non deductible expenses	43,909	17,310	12,418
Effect of currency translation on tax base (b)	(20,460)	25,266	109,882
Effect of taxable exchange differences	13,367	79,362	—
Utilization of previously unrecognized tax losses	(142)	(6,805)	(1,455)

Tax charge	63,918	244,554	218,838

(b)	Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These gains and losses were required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

8	Earnings and dividends per share

(i)	Under IFRS, Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. The weighted average number of ordinary shares assumes that the 710,747,090 shares issued for the Sidertubes contribution were issued and outstanding as of January 1, 2001.

	Year ended December 31,
	2003	2002	2001
Net income attributable to shareholders	210,308	94,304	81,346
Weighted average number of ordinary shares in issue (thousands)	1,167,230	732,936	710,747
Basic and diluted earnings per share	0.18	0.13	0.11
Dividends paid	(115,002)	—	—
Dividends per share	0.10	—	—

(ii)	As explained in Note A and Note 27 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison the Company has calculated the pro-forma earnings per share for years 2002 and 2001 as if these transactions had taken place on January 1, 2001. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 (see Note 27 (b)) the Company has calculated the pro-forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro-forma earnings per share thus calculated are shown below:

	Year ended December 31,
	2003	2002	2001
	(Unaudited)
Net income attributable to shareholders	210,308	193,826	135,796
Weighted average number of ordinary shares in issue (thousands)	1,180,288	1,160,701	1,160,701
Basic and diluted earnings per share	0.18	0.17	0.12
Dividends paid	(115,002)	—	—
Dividends per share	0.10	—	—

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

9	Property, plant and equipment, net

Year ended December 31, 2003	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072
Translation differences	(7,736)	64,472	4,595	(1,353)	3,332	63,310
Additions	455	23,107	4,420	106,057	3,426	137,465
Disposals / Consumptions	(1,664)	(27,612)	(3,312)	(135)	(1,882)	(34,605)
Transfers	15,819	139,939	7,454	(160,237)	(2,164)	811
Increase due to business combinations	447	30,303	14	—	—	30,764

Values at the end of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817

Depreciation
Accumulated at the beginning of the year	98,616	3,228,390	82,139	—	5,690	3,414,835
Translation differences	843	9,248	2,474	—	977	13,542
Depreciation charge	7,519	165,403	6,769	—	682	180,373
Disposals / Consumptions	(921)	(24,255)	(2,243)	—	(1,221)	(28,640)
Transfers	6,636	(250)	83	—	(76)	6,393

Accumulated at the end of the year	112,693	3,378,536	89,222	—	6,052	3,586,503

At December 31, 2003	191,236	1,652,989	23,149	86,193	6,747	1,960,314

Year ended December 31, 2002	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	314,029	4,736,620	91,891	150,397	8,937	5,301,874
Translation differences	(29,974)	(67,439)	(2,404)	(16,374)	647	(115,544)
Additions	1,820	42,590	2,918	71,009	6,268	124,605
Disposals / Consumptions	(5,479)	(13,258)	(1,036)	(507)	(6,015)	(26,295)
Transfers	16,212	37,084	7,831	(62,664)	250	(1,287)
Increase due to business combinations (a)	—	65,719	—	—	—	65,719

Values at the end of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072

Depreciation
Accumulated at the beginning of the year	97,154	3,148,055	78,540	—	6,806	3,330,555
Translation differences	(2,689)	(61,180)	(1,371)	—	430	(64,810)
Depreciation charge	5,444	149,430	5,518	—	566	160,958
Disposals / Consumptions	(1,359)	(7,915)	(482)	—	(2,112)	(11,868)
Transfers	66	—	(66)	—	—	—

Accumulated at the end of the year	98,616	3,228,390	82,139	—	5,690	3,414,835

At December 31, 2002	197,992	1,572,926	17,061	141,861	4,397	1,934,237

(a)	Includes USD 65.7 million attributable to the fair value of Property, plant and equipment of Dalmine, Siderca and Tamsa acquired on the exchange transaction (see Note 28).

Property, plant and equipment includes interest capitalized for USD19,159 and USD17,372 for the years ended December 31, 2003 and 2002, respectively. During 2003 and 2002, Tenaris capitalized interest costs of USD1,787 and USD 4,284, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

10	Intangible assets, net

Year ended December 31, 2003	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill	Total
Cost
Values at the beginning of the year	35,348	30,381	132,224	(126,735)	71,218
Translation differences	5,185	4,030	—	(2,944)	6,271
Additions	23,687	1,472	—	—	25,159
Transfers	24,582	(25,393)	—	—	(811)
Increase due to business combinations	—	—	10,680	(1,013)	9,667

Values at the end of the year	88,802	10,490	142,904	(130,692)	111,504

Amortization
Accumulated at the beginning of the year	15,573	16,152	11,997	(5,188)	38,534
Translation differences	2,391	3,509	—	—	5,900
Amortization charge	14,580	4,850	8,885	(8,889)	19,426
Transfers	9,557	(15,950)	—	—	(6,393)

Accumulated at the end of the year	42,101	8,561	20,882	(14,077)	57,467

At December 31, 2003	46,701	1,929	122,022	(116,615)	54,037

Year ended December 31, 2002	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill	Total
Cost
Values at the beginning of the year	20,647	46,673	27,863	(21,414)	73,769
Translation differences	(1,234)	1,864	(1,046)	—	(416)
Additions	14,648	3,026	5,298	—	22,972
Disposals	—	(21,182)	—	—	(21,182)
Transfers	1,287	—	—	—	1,287
Increase due to business acquisitions (b)	—	—	100,109	(105,321)	(5,212)

Values at the end of the year	35,348	30,381	132,224	(126,735)	71,218

Amortization
Accumulated at the beginning of the year	10,707	11,221	7,598	(3,388)	26,138
Translation differences	(602)	2,036	(2,276)	—	(842)
Amortization charge	5,468	5,014	6,675	(1,800)	15,357
Disposals	—	(2,119)	—	—	(2,119)

Accumulated at the end of the year	15,573	16,152	11,997	(5,188)	38,534

At December 31, 2002	19,775	14,229	120,227	(121,547)	32,684

(a)	Corresponds to the seamless segment

(b)	Includes USD 5.2 million attributable to the fair value of intangible assets of Dalmine, Siderca and Tamsa

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

11	Investments in associated companies

	Year ended December 31,
	2003	2002
At the beginning of year	14,327	27,983
Translation differences	2,197	(7,174)
Equity in gains (losses) of associated companies	27,585	(6,802)
Acquisitions	1,811	320
Sales	(106)	—

At the end of year	45,814	14,327

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2003	2002	2003	2002
Consorcio Siderurgia Amazonia Ltd. (a)	Cayman Islands	14.49%	14.11%	23,500	13,229
Ylopa Serviços de Consultadoria Ltda. (b)	Madeira	24.40%	—	19,500	—
Condusid C.A.	Venezuela	20.00%	20.00%	2,708	553
Others				106	545

				45,814	14,327

(a)	The values at December 31, 2003 and 2002 are net of an impairment provision of USD 49.9 million and 13.3 million, respectively, prompted by the effect of negative conditions in the international steel markets, recession in Venezuela, and the revaluation of Venezuelan currency against the US dollar on the operations of its subsidiary Siderúrgica del Orinoco CA (“Sidor”) –See Note 24 (ii)-

(b)	At December 31, 2003 the retained earnings of Ylopa Serviços de Consultadoria Ltda. (“Ylopa”) totalled USD 72.5 million.

12	Other investments

	Year ended December 31,
	2003	2002
Trust funds with specific objective (Note G)	—	135,787
Deposits with insurance companies	9,866	9,791
Investments in companies under the cost method	12,855	13,515
Others	434	210

	23,155	159,303

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

13	Receivables – non current

	Year ended December 31,
	2003	2002
Government entities	2,239	4,820
Employee advances and loans	3,269	3,050
Tax credits	9,495	8,624
Trade receivables	5,966	8,113
Advances to suppliers	11,535	—
Convertible Loan to Ylopa (Note 24(ii))	33,508	—
Receivables on Off-Take Contract	13,419	12,566
Miscellaneous	1,348	1,123

	80,779	38,296
Allowances for doubtful accounts (Note 21 (i))	(21,258)	(21,394)

	59,521	16,902

14	Inventories

	Year ended December 31,
	2003	2002
Finished goods	360,190	327,328
Goods in process	158,918	111,125
Raw materials	111,988	127,647
Supplies	173,738	128,709
Goods in transit	74,788	36,925

	879,622	731,734
Allowance for obsolescence (Note 22 (i))	(47,743)	(51,621)

	831,879	680,113

15	Receivables and prepayments

	Year ended December 31,
	2003	2002
V.A.T. credits	34,225	43,298
Prepaid taxes	29,141	20,560
Reimbursements and other services receivable	11,782	19,787
Government entities	14,532	11,381
Employee advances and loans	13,660	5,595
Advances to suppliers	19,382	29,876
Other advances	18,472	12,308
Government tax refunds on exports	14,530	16,977
Miscellaneous	15,171	18,898

	170,895	178,680
Allowance for other doubtful accounts ( Note 22 (i))	(5,761)	(5,997)

	165,134	172,683

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

16	Trade receivables

	Year ended December 31,
	2003	2002
Current accounts	605,119	636,246
Notes receivables	71,666	42,336

	676,785	678,582
Allowance for doubtful accounts (Note 22 (i))	(24,003)	(25,333)

	652,782	653,249

17	Cash and cash equivalents and Other investments

	Year ended December 31,
	2003	2002
(i) Other investments
Trust funds with specific objective (Note G)	138,266	—

(ii) Cash and cash equivalents
Cash and short-term highly liquid investments	247,414	279,878
Time deposits with related parties	420	24,658

	247,834	304,536

18	Borrowings

	Year ended December 31,
	2003	2002
Non-current
Bank borrowings	299,965	260,596
Debentures	65,375	54,187
Finance lease liabilities	9,439	7,422

	374,779	322,205

Current
Bank borrowings	273,607	380,380
Bank overdrafts	9,804	9,649
Debentures and other loans	171,062	—
Finance lease liabilities	5,266	4,176
Costs for issue of debt	(867)	(515)

	458,872	393,690

Total Borrowings	833,651	715,895

The maturity of borrowings is as follows:

At December 31, 2003	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Financial lease	5,266	2,289	1,490	1,196	954	3,510	14,705
Other borrowings	453,606	162,904	140,455	28,098	18,079	15,804	818,946

Total borrowings	458,872	165,193	141,945	29,294	19,033	19,314	833,651

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

18	Borrowings (Cont’d.)

In December 2003, Tamsa –a Tenaris’s subsidiary- entered into a three-year syndicated loan agreement in the amount of USD 150 million, to replace an existing facility. The most significant financial covenants under this loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial accounts. In June 2003, Tenaris entered into a four-year mortgage Euro denominated loan of approximately USD 33 million with a pledge on land and buildings of its Italian subsidiary.

Borrowings include loans secured over certain of the properties of the Company for a total of USD 308.9 million. Some of these loans included covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios. At December 31, 2003, Tenaris’s subsidiaries were in compliance with all of their financial covenants.

The weighted average interest rates –which incorporates instruments denominated in various currencies- at the balance sheet date were as follows:

	2003	2002
Bank borrowings	2.94%	3.61%
Debentures and other loans	2.69%	3.99%
Finance lease liabilities	1.94%	3.56%

Breakdown of long-term borrowings by currency and rate is as follows:

Bank borrowings

Currency	Interest rates	December 31,
		2003	2002
USD	Variable	240,928	130,000
USD	Fixed	—	57,782
EUR	Variable	160,399	156,419
JPY	Fixed	45,082	37,882
BRS	Variable	15,783	30,093

		462,192	412,176
Less: Current portion of medium and long-term loans		(162,227)	(151,580)

Total Bank borrowings		299,965	260,596

Debentures

Currency	Interest rates	December 31,
		2003	2002
EURO	Variable	66,156	54,187
Less: Current portion of medium and long-term loans		(781)	—

Total Debentures		65,375	54,187

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

18	Borrowings (Cont’d.)

Finance lease liabilities

Currency	Interest rates	December 31,
		2003	2002
EUR	Variable	3,777	6,042
JPY	Fixed	10,928	5,556
Less: Current portion of medium and long-term loans		(5,266)	(4,176)

Total finance leases		9,439	7,422

The carrying amounts of Tenaris’s assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2003	2002
Property, plant and equipment mortgages	417,126	344,122

19	Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2003	2002
At beginning of year	386,167	328,336
Translation differences	(17,157)	(23,340)
Increase due to business combinations	(1,925)	27,534
Income statement charge /(credit)	(63,862)	26,426
Effect of currency translation on tax base	(20,460)	25,266
Deferred employees statutory profit sharing charge	4,758	1,945

At end of year	287,521	386,167

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at December 31, 2003
At beginning of year	283,015	68,790	148,226	500,031
Translation differences	(4,073)	(3,957)	417	(7,613)
Acquisition of minority interest in subsidiaries	2,562	—	—	2,562
Income statement (credit)/charge	(48,713)	(12,196)	(15,738)	(76,647)

At end of year	232,791	52,637	132,905	418,333

(a) Includes the effect of currency translation on tax base explained in Note 7

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

19	Deferred income taxes (Cont’d.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (a)	Other	Total
At beginning of year	(74,826)	(22,033)	(6,073)	(10,932)	(113,864)
Translation differences	(7,559)	214	(539)	(1,660)	(9,544)
Increase due to business acquisitions	(1,220)	—	—	—	(1,220)
Acquisition of minority interest in subsidiaries	—	—	—	(3,267)	(3,267)
Income statement charge/(credit)	7,680	(6,488)	(1,675)	(2,434)	(2,917)

At end of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)

(a)	The tax loss carryforwards arising from the BHP settlement is included under each voices that originated them.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2003	2002
Deferred tax assets	(130,812)	(113,864)
Deferred tax liabilities	418,333	500,031

	287,521	386,167

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2003	2002
Deferred tax assets to be recovered after more than 12 months	(20,385)	(23,461)
Deferred tax liabilities to be settled after more than 12 months	300,733	372,729

20	Other liabilities

		Year ended December 31,
		2003	2002
(i)	Non-current
	Employee liabilities
	Employees’ statutory profit sharing	51,110	60,962
	Employees’ severance indemnity (a)	66,426	50,728
	Pension benefits (b)	8,569	11,069

		126,105	122,759

	Accounts payable – Settlement BHP (Note 24 (i))	54,691	—

	Other liabilities
	Taxes payable	8,345	—
	Miscellaneous	2,399	264

		10,744	264

		191,540	123,023

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

20	Other liabilities (Cont’d.)

(a)	Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2003	2002
Total included in non-current Employee liabilities	66,426	50,728

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2003	2002	2001
Current service cost	7,291	4,518	5,142
Interest cost	2,697	1,935	1,771

Total included in Labor costs	9,988	6,453	6,913

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2003	2002	2001
Discount rate	5%	5%	5%
Rate of compensation increase	4%	4%	2%

(b)	Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2003	2002
Present value of unfunded obligations	12,134	9,522
Unrecognized actuarial gains (losses)	(3,565)	1,547

Liability in the balance sheet	8,569	11,069

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2003	2002	2001
Current service cost	381	255	611
Interest cost	637	584	1,105
Net actuarial (gains) losses recognized in the year	53	(511)	(15)

Total included in Labor costs	1,071	328	1,701

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

20	Other liabilities (Cont’d.)

(b)	Pension benefits (Cont’d.)

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2003	2002
At the beginning of the year	11,069	13,098
Transfers and new participants of the plan	(103)	215
Total expense	1,071	328
Contributions paid	(3,468)	(2,572)

At the end of year	8,569	11,069

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2003	2002	2001
Discount rate	7%	7%	10%
Rate of compensation increase	2%	2%	3%

		Year ended December 31,
		2003	2002
(ii)	Other liabilities – current
	Payroll and social security payable	61,900	51,737
	Voluntary redundancy plan	—	751
	Accounts payable - BHP Settlement (Note 24 (i))	109,257	—
	Loan from Ylopa (Note 24 (ii))	10,590	—
	Liabilities with related parties	3,742	—
	Miscellaneous	22,105	940

		207,594	53,428

21	Non-current provisions

(i)	Deducted from assets

Allowance for doubtful accounts-Receivables
Year ended December 31, 2003
Values at the beginning of the year	(21,394)
Translation differences	(846)
Additional provisions (*)	(3,547)
Used	4,529

At December 31, 2003	(21,258)

Year ended December 31, 2002
Values at the beginning of the year	(32,361)
Translation differences	2,796
Additional provisions (*)	(1,444)
Used	9,615

At December 31, 2002	(21,394)

(*)	Includes effect of provisions on off – take credits, which are reflected in the cost of sales.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

21	Non-current provisions (Cont’d.)

(ii)	Liabilities

Legal claims and contingencies
Year ended December 31, 2003
Values at the beginning of the year	33,874
Translation differences	2,990
Reversals	(5,227)
Additional provisions	4,848
Used	(13,152)

At December 31, 2003	23,333

Year ended December 31, 2002
Values at the beginning of the year	38,080
Translation differences	(5,959)
Reversals	(4,008)
Additional provisions	8,315
Used	(2,554)

At December 31, 2002	33,874

22	Current provisions

(i)	Deducted from assets

	Allowance for doubtful accounts- Trade receivables	Allowance for other doubtful accounts- Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2003
Values at the beginning of the year	(25,333)	(5,997)	(51,621)
Translation differences	(1,321)	(327)	(1,626)
Reversals	1,568	822	4,966
Additional provisions	(6,850)	(278)	(10,977)
Used	7,933	19	11,515

At December 31, 2003	(24,003)	(5,761)	(47,743)

Year ended December 31, 2002
Values at the beginning of the year	(23,881)	(5,958)	(52,160)
Translation differences	898	1,148	158
Reversals	3,628	2,600	148
Additional provisions	(10,015)	(3,934)	(19,190)
Used	4,037	147	19,423

At December 31, 2002	(25,333)	(5,997)	(51,621)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

22	Current provisions (Cont’d.)

(ii)	Liabilities

	BHP Provision	Cost related to factory damages	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2003
Values at the beginning of the year	44,066	—	4,259	25,628	73,953
Translation differences	6,015	—	715	4,885	11,615
Reversals	—	—	—	(1,276)	(1,276)
Additional provisions	5,995	—	3,087	4,375	13,457
Used (1)	(56,076)	—	(3,996)	(5,713)	(65,785)
Increased due to business combinations	—	—	—	7,660	7,660

At December 31, 2003	—	—	4,065	35,559	39,624

Year ended December 31, 2002
Values at the beginning of the year	40,279	4,513	3,476	30,029	78,297
Translation differences	7,349	257	617	2,547	10,770
Reversals	—	—	—	(1,064)	(1,064)
Additional provisions	18,923	—	1,896	7,290	28,109
Used	(22,485)	(4,770)	(1,730)	(13,174)	(42,159)

At December 31, 2002	44,066	—	4,259	25,628	73,953

(1)	In the case of BHP, the provision was reclassified into Other Liabilities (see Note 20) following the settlement agreement discussed in Note 24 (i)

23	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date were:

	Year ended December 31,
	2003	2002
Contracts with positive fair values:
Interest rate swaps	—	556
Forward foreign exchange contracts	2,947	2,867
Commodities contracts	1,197	639
Contracts with negative fair values:
Interest rate swap contracts	(3,505)	(3,274)
Forward foreign exchange contracts	(2,937)	(777)
Commodities contracts	(1,592)	(3,511)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

23	Derivative financial instruments (Cont’d.)

Derivative financial instruments breakdown are as follows:

Variable	interest rate swaps

				Fair Value
Notional amount (in thousands)		Swap	Term	December 31, 2003	December 31, 2002
EURO	122,305	Fixed for Variable	2005	(1,916)	(1,256)
EURO	30,129	Fixed for Variable	2007	(770)	(904)
EURO	10,005	Fixed for Variable	2010	(819)	(558)

				(3,505)	(2,718)

Exchange	rate derivatives

		Fair Value
Currencies	Contract	December 31, 2003	December 31, 2002
USD/EUR	Euro Forward sales	(365)	(605)
USD/EUR	Euro Forward purchases	—	2,283
USD/EUR	Currency options and collars	(1,435)	—
JPY/USD	Japanese Yen Forward purchases	2,661	452
JPY/EUR	Japanese Yen Forward purchases	(83)	—
CAD/USD	Canadian Dollar Forward sales	(1,054)	46
BRL/USD	Brazilian Real Forward sales	6	(172)
ARS/USD	Argentine Peso Forward purchases	280	—
EUR/GBP	Pound Sterling Forward sales	—	86

		10	2,090

Commodities price derivatives

	Terms	Fair Value
Contract		December 31, 2003	December 31, 2002
Gas call options	2004	(213)	(2,749)
Gas put options	2004-2005	(246)	(151)
Gas cap options	—	—	28
Oil call options	2004	1,066
Oil put options	2004	(1,087)
Oil call options	2004	131	—
Oil put options	2004	(46)	—

		(395)	(2,872)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

24	Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP –see (i) below–). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions (Notes 21 and 22) that would be material to the Tenaris’s consolidated financial position or income statement.

(i)	Claim against Dalmine

In June 1998, British Steel plc (“British Steel”) and Dalmine were sued by a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) before the Commercial Court of the High Court of Justice Queen’s Bench Division of London. The action concerned the failure of an underwater pipeline built in 1994 in the Bay of Liverpool. Dalmine, at that time a subsidiary of Ilva S.p.A. (“Ilva”), supplied pipe products to British Steel, which, in turn, resold them to BHP for use in constructing the Bay of Liverpool pipeline. BHP claimed that British Steel breached the contract of sale relating to the pipe and that the pipe was defectively manufactured by Dalmine.

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

On November 24, 2000, the Commercial Court granted BHP permission to amend its pleading against Dalmine to include a deceit tort claim under English law based on inconsistencies between the results of internal chemical tests performed by Dalmine on the pipe and the results shown in the quality certificates issued to BHP by Dalmine. In May 2002, the trial court issued a judgment in favor of BHP, holding that the products supplied by Dalmine were the cause for the failure of the gas pipeline and that Dalmine was liable for damages to BHP. The court’s judgment was limited to the issue of liability, and the amount of damages to be awarded to BHP was determined in a separate proceeding. Dalmine’s petition to the trial court for leave to appeal its judgment was denied, but subsequently granted by the Court of Appeals. However, on February 5, 2003, the Court of Appeals dismissed Dalmine’s appeal, closing the dispute on the issue of liability.

In 2003, following the Court’s dismissal, BHP indicated that it would seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP introduced some further claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to increase in applicable tax on litigation proceeds for unspecified amounts. BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately USD22.5 million) in interim damages.

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement to put an end to the litigation. According to the terms of the settlement, a total of GBP 108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, Tenaris recorded during 2003 an aggregate loss of USD 114.2 million, before consideration of the tax effect. The unpaid balance arising from the final settlement –and net of the advances described above- will be paid in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively. A Libor + 1% interest rate will apply to the outstanding amounts. On January 9, 2004 the first such installment was paid.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(i)	Claim against Dalmine (Cont’d.)

The pipe that is the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV (“Tenet”) –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized–has commenced arbitration proceedings against Fintecna S.p.A., which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. The arbitration proceedings are currently in progress and Tenet expects to conclude them in the first half of 2004. No assurances can be given that the arbitration proceedings will, in fact, conclude in the first half of 2004 or that Finctecna will be required to reimburse any amounts paid or payable to BHP.

(ii)	Consorcio Siderurgia Amazonia, Ltd.(“Amazonia”)

In January 1998, Amazonia, an international consortium of companies, purchased a 70.0% equity interest in Siderúrgica del Orinoco C.A. (“Sidor”), a Venezuelan integrated steel producer, from the Venezuelan government, which retained the remaining 30%. Tamsider LLC (Tamsider) –a wholly-owned subsidiary of Tenaris’s, which at the time was controlled by Tamsa- held an initial 12.5% equity interest in Amazonia and Tamsa held convertible debt for USD 18.0 million.

Sidor, located in Guayana in southeast Venezuela, is the largest integrated steel producer in Venezuela and the sixth largest integrated steel producer in Latin America.

During 2003, Sidor, Amazonia and their creditors entered into a restructuring agreement (“2003 Restructuring”). In the context of this agreement, Tenaris purchased a 24.4% equity interest in Ylopa, a special-purpose corporation incorporated in Madeira, by means of an aggregate cash contribution of USD 32.9 million (mainly in the form of subordinated convertible debt). After the consummation of the 2003 Sidor Restructuring, Ylopa acquired new debt instruments of Amazonia, convertible at Ylopa’s option at any time after June 20, 2005, into 67.4% of the common stock of Amazonia. In addition, Sidor repurchased part of its own debt, capitalized half of the debt it owed to the Venezuelan government increasing the latter’s stake in Sidor to 40.3% -reducing Amazonia’s beneficial ownership in Sidor to 59.7%- and refinanced the remainder of its debt.

The 2003 Restructuring also entailed the termination of certain agreements entered into in connection with the privatization of Sidor and with a previous restructuring, which released Tenaris from guarantees Tamsider had granted as well as from commitments to further finance Amazonia and Sidor. The 2003 Restructuring and subsequent agreements also set forth a mechanism for Sidor to repay its debt, whereby Sidor’s excess cash (determined in accordance with a specific formula) is to be applied 30% to repay Sidor’s financial debt, and the remaining 70% to be split between Ylopa (or Amazonia) and the Venezuelan government according to their equity stakes in Sidor (59.7% and 40.3%, respectively); this provision to be effective only after the first USD11.0 million of Sidor’s excess cash are applied to repay its financial debt.

Tenaris continues to bear the risk of further losses in the equity value of its investment in Amazonia as well as losses in the equity value of its investment in Ylopa. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include 2-year pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, pledges to the Sidor financial lenders of any future debt of Amazonia and limitations to the constitution of liens over financial assets issued by Amazonia.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(ii)	Consorcio Siderurgia Amazonia, Ltd. (Cont’d.)

As a result of investments made by controlled companies in previous years and the 2003 Restructuring, at December 31, 2003, Tenaris held a 24.4% equity interest in Ylopa as well as a USD 31.1 million convertible loan. In addition, Tenaris held a 14.5% equity stake in Amazonia, which may further increase up to 21.2% if and when all of its subordinated convertible debt is converted into equity. On October 16, 2003, Tenaris received a USD10.6 million non-interest bearing loan from Ylopa, which will be compensated with future dividends.

(iii)	Tax claims

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingent liability of ARP51.9 million (approximately USD17.7 million) at December 31, 2003 in taxes and penalties. On the basis of information from Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in the financial statements.

Argentine subsidiaries

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two subsidiaries of Tenaris domiciled in Argentina, used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries have also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulation in force, but excluding any other potential punitive charges. At December 31, 2003 the referred contingent reserve totaled ARP65.9 million (approximately USD22.5 million).

(iv)	Other Proceedings

Dalmine is currently subject to two civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 28 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR8.5 million (USD 10.7 million).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(v)	Commitments

The following are the Company’s main off-balance sheet commitments:

(a)	Tenaris entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. (“Comsigua”) to purchase on a take-or-pay basis 75,000 tons of hot briquette iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders’ agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris paid higher-than-market prices for its HBI and according to the original contract accumulated a credit that, at December 31, 2003, amounted to approximately USD13.4 million. This credit, however, is offset by a provision recorded for an equal amount.

In connection with Tenaris’s original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua’s cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD5.0 million outstanding as of December 31, 2003) in support of the USD156 million (USD66.0 million outstanding as of December 31, 2003) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD 1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua’s financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions have improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b)	In August 2001, Dalmine Energie S.p.A. signed a ten year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take or pay conditions until October 1, 2011. In August 2003 Dalmine Energie S.p.A. received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international connection infrastructure until October 1, 2010. The outstanding value of the contract is approximately EUR555 million (USD700 million) taking into consideration prices prevailing as of the time of the confirmation. In due course, Dalmine Energie S.p.A will be requesting Snam Rete Gas the necessary capacity for the last year of purchase contract. Such capacity is allocated following regulations enacted by the Italian energy regulatory authority, taking into consideration all allocation capacity requests.

(c)	Under a lease agreement between Gade Srl (Italy) and Dalmine, executed in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.5 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction was not yet announced.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

24	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(v)	Commitments (Cont’d.)

(d)	On October 24, 2003, Tenaris subsidiaries Siderca and Generadora del Paraná S.A. (“Generadora”), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris commited to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. These two companies have an annual estimated gas consumption of 800 million cubic meters. Tenaris’s share of the outstanding value of the contract resulting from the take-or-pay conditions totals USD 6.2 million.

(vi)	Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2003 the Company’s reserve equaled 10% of its share capital.

Shareholders’ equity under Luxembourg law and regulations is comprised of the following categories (amounts in thousands of USD):

Share capital	1,180,288
Legal reserve	118,029
Share premium	609,269
Other distributable reserves	96,555
Retained earnings	201,480

Total shareholders equity under Luxembourg GAAP	2,205,621

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2003, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totalled USD298.0 million, as detailed below:

Thousands of USD
Distributable reserve and retained earnings at December 31, 2002 under Luxembourg Law	206,744
Dividends received	207,213
Other income and expenses for the year 2003	(5,733)
Dividends paid	(115,002)
Increase in reserve due to capital increase (see Note 27 (b) )	4,813

Distributable reserve and retained earnings at December 31, 2003 under Luxembourg Law	298,035

25	Ordinary shares and share premium

	Number of Ordinary shares
	2003	2002
At January 1	1,160,700,794	30,107
Net issue of shares (see Note 27 (b))	19,586,870	1,160,670,687

At December 31	1,180,287,664	1,160,700,794

The total of issued and outstanding ordinary shares as of December 31, 2003 is 1,180,287,664 with a par value of USD1 per share with one vote each.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

26	Minority interest

	Year ended December 31,
	2003	2002	2001
At beginning of year	186,783	918,981	919,710
Currency translations differences	16,738	(62,816)	(11,167)
Effect of adopting IAS 39	—	—	(408)
Share of net profit of subsidiaries	12,129	142,403	74,557
Acquisition	458	—	17,042
Exchange of shares of Siderca, Dalmine and Tamsa	(44,887)	(768,577)	—
Sales	(37,173)	(2,020)	(22,262)
Dividends paid	(14,064)	(41,188)	(58,491)

At end of year	119,984	186,783	918,981

27	2002 Exchange Offer and other events with impact on minority interest

(a)	Inception of Tenaris and 2002 Exchange Offer

Upon its incorporation in December 2001, Tenaris issued 30,107 shares, all of them held by its parent company, Sidertubes. On October 18, 2002, Sidertubes contributed all of its assets to Tenaris in exchange for shares of its common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca (71.17%), Tamsa (6.94%), Dalmine (0.22%), Tenaris Global Services S.A. (“Tenaris Global Services”) (100%),Invertub S.A. (100%). Siderca held an additional 43.83% of Tamsa, an additional 47.00% of Dalmine, an additional 73.00% of Metalmecánica and an additional 48.00% of Metalcentro. Tenaris issued 710,747,090 shares in exchange for the contribution and 30,010 shares were cancelled.

On November 11, 2002, Tenaris commenced an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the 2002 Exchange Offer”). The 2002 Exchange Offer was concluded successfully on December 13, 2002.

These acquisitions were accounted for under the purchase method. The acquisition cost for the 2002 Exchange Offer was determined on the basis of the opening price of Tenaris shares on its first day on the trading market, December 16, 2002, and the exchange relationship of each of Siderca, Tamsa and Dalmine –(collectively the “Exchange Companies”) proposed in the 2002 Exchange Offer. The acquisition costs of the 2002 Exchange Offer amounted to USD457.3 million for Siderca, USD278.9 million for Tamsa and USD75.1 million for Dalmine and include the cost of the issuance of Tenaris shares. As a result of using the purchase method of accounting for the 2002 Exchange Offer, goodwill of USD100.1 million was determined for the acquisition of the additional interest in Siderca and negative goodwill amounting to USD67.1 million and USD38.2 million was determined for the acquisition of the additional interests in Tamsa and Dalmine, respectively.

(b)	Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On August 11, 2003, after obtaining required approvals from the Mexican securities regulator and the Securities Exchange Commission, Tenaris commenced an exchange offer to acquire all remaining shares and ADSs of Tamsa, which amounted to 5.6% of Tamsa’s common stock. In order to comply with Mexican regulations, a fiduciary account was set up in Mexico to effect the exchange of shares held in Mexico throughout a six-month period.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

27	2002 Exchange Offer and other events with impact on minority interest (Cont’d.)

(b)	Subsequent acquisitions and residual offers (Cont’d.)

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase (Cont’d.)

On September 15, 2003 Tenaris concluded its exchange offer in the United States for shares and ADSs of Tamsa. In addition, Tamsa’s ADR program was terminated. As per the commitment assumed by Tenaris at that time the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stockfor USD 51,611 thousand, comprised of USD 48,135 according to Luxembourg law and USD 3,476 of adjustment to IFRS. The acquisition cost was determined on the bases of the price of Tenaris’s shares on September 12, 2003.

For the 356,392 shares of Tamsa common stock outstanding in the Mexican market, Tenaris and Sidertubes established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris’s shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa’s common stock were able exchange their shares under the escrow arrangement until February 11, 2004. At December 31, 2003, holders of 152,307 shares of Tamsa had exchanged their holdings for shares of Tenaris. As discussed in Note 32, at the expiration of such arrangement, Tenaris increased its capital in the amount of shares effectively exchanged to reimburse the shares lent by Sidertubes.

As of December 31, 2003, Tenaris held, directly or indirectly, 99.9% of the common stock of Tamsa. The acquisitions described above were completed for USD 53.2 million.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine’s common stock.

On June 23, 2003 Tenaris launched a cash offer for the remaining minority interest in Dalmine (9.9997% of Dalmine´s ordinary shares) at a price of EUR 0.172 per share. On July 11, 2003, the closing date for the offer, Tenaris announced that it held directly or indirectly, 96.8% of the shares of Dalmine and subsequently announced the delisting of Dalmine from the Italian Mercato Telematico Azionario. At December 31, 2003, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 98.6% of the shares of Dalmine. The acquisitions were completed for USD 23.4 million.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris’s proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris’s gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated. The acquisition was completed on April 24, 2003 for 19.1 million.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

27	Exchange Offer and other events with impact on minority interest (Cont’d.)

(b)	Subsequent acquisitions and residual offers (Cont’d.)

Acquisition of Remaining Minority Interest in Siderca (Cont’d.)

On April 11, 2003 Tenaris was served with a claim from four Siderca shareholders and a preliminary order from a commercial court sitting in Buenos Aires preventing Tenaris from acquiring the shares held by such shareholders until a final decision on their claim is made by the courts. The plaintiffs, who held 0.01% of the shares of Siderca, argued that the provisions of Decree 677/01 authorizing Tenaris to purchase unilaterally the shares of minority holders contravene their property rights protected by the Argentine Constitution. Following the court order, the consummation of the acquisition was delayed. Subsequently Tenaris agreed with the plaintiffs to replace the referred order by an attachment of shares of Siderca owned by Tenaris for an amount equivalent to those held by the plaintiffs (USD0.2 million). In light of such agreement, the Argentine securities regulator authorized the resumption of the acquisition process (which would also include the acquisition of the plaintiff’s shares). On April 24, 2003 Tenaris successfully completed the acquisition of all the remaining minority interests in Siderca at a price of six Argentine pesos (ARP6.00) per Siderca share and sixty Argentine pesos (ARP 60.00) per Siderca ADS, plus ARP 0.16 per share and ARP 1.60 per ADS in dividends approved by the Extraordinary General Meeting of Shareholders of Siderca held on April 28, 2003, totalling USD 19.1 million.

With respect to the plaintiffs’ claim, Tenaris argued its view that the provisions of Decree 677/01 do not violate any constitutionally protected rights of such persons.

On November 5, 2003, the court decided in favor of the plaintiffs on the grounds that the Executive Branch had no authority to pass the provisions of Decree 677/01 providing for squeeze-out rights. Tenaris appealed the decision. However, by then the plaintiffs had sold to a third party their rights to the Siderca shares, which third party offered to sell them to Tenaris at the original exchange offer value plus accrued interest. Tenaris finally purchased such rights for the value offered and, consequently, waived its appeal, thus putting an end to the litigation.

28	Acquisitions

As a result of the transactions explained in Note 27, Tenaris acquired 5.49% of Tamsa, 9.94% of Dalmine and 0.89% of Siderca during 2003 and 43.7% of Tamsa, 41.4% of Dalmine and 27.9% of Siderca during 2002.

On February 19, 2003 Tenaris acquired all of the shares and voting rights of Reliant Energy Cayman Holdings, Ltd., a company whose principal asset is an electric power generating facility located in Argentina, with a capacity of 160 megawatts, for a total amount of USD 23.1 million, which approximates the fair value of the net assets acquired. The acquisition was performed with the intention of ensuring self-sufficiency of electrical power requirements in Siderca’s operations, which consume approximately 160 megawatts at peak production. The acquisition of Reliant Energy Cayman Holdings, Ltd. did not give rise to significant goodwill.

Additionally, on December 16, 2003 Tenaris acquired all of the shares and voting rights of Sociedad Industrial Puntana S.A. (“Sipsa”), a company whose principal asset is a manufacturing facility located in the province of San Luis, Argentina for USD 2.9 million. Sipsa’s plant is near the manufacturing facility of another Tenaris company, Metalmecánica, dedicated to the production of steel sucker rods. Tenaris intends to reorganize the production of the two companies so that Metalmecánica, which currently procures the narrow steel bars it uses as input for its production process, can vertically integrate Sipsa. The acquisition of Sipsa did not give rise to significant goodwill.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

28	Acquisitions (Cont’d.)

The assets and liabilities arising from acquisitions are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002
Other assets and liabilities, net	2,075	11,135
Property, plant and equipment	30,764	65,719
Goodwill	9,667	(5,212)

Net assets acquired	42,506	71,642
Minority interest	81,711	768,577
Total non-current liabilities	(2,561)	(29,014)

Total liabilities assumed	(2,561)	(29,014)

Purchase consideration	121,656	811,205

Details of net assets acquired and goodwill are as follows:

	Year ended December 31, 2003	Year ended December 31, 2002
Purchase consideration	121,656	811,205
Fair value of minority interest acquired	111,989	816,417

Goodwill (Negative Goodwill)	9,667	(5,212)

During 2002 the Company acquired 0.26% of shares of Tamsa from minority shareholders for USD1.7 million.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

29	Related party transactions

The Company is controlled by Sidertubes -incorporated in Luxembourg-, which at December 31, 2003 owned 60.3% of Tenaris’s shares and voting rights. At that date the remaining 39.7% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

	Year ended December 31,
	2003	2002	2001
(i) Transactions
(a) Sales of goods and services
Sales of goods	57,865	258,083	74,145
Sales of services	11,811	6,934	3,444

	69,676	265,017	77,589

(b) Purchases of goods and services
Purchases of goods	70,984	160,792	46,202
Purchases of services	64,793	103,858	95,216

	135,777	264,650	141,418

(c) Acquisitions of subsidiaries	(304)	—	—

	At December 31,
	2003	2002	2001
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	42,116	59,490	34,439
Payables to related parties	(37,219)	(92,133)	(43,957)

	4,897	(32,643)	(9,518)

(b) Cash and cash equivalents
Time deposits	420	24,658	67,975

(c) Other balances
Trust fund	118,087	115,787	103,438
Loan to Ylopa	33,508	—	—
	151,595	115,787	103,438

(d) Financial debt
Borrowings and overdrafts	(5,716)	(49,452)	55,331
Borrowings from trust fund	(1,789)	—	—
	(7,505)	(49,452)	55,331

(e) Deposit guarantees and other guarantees
Guarantees received	—	6,000	—

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

29	Related party transactions (Cont’d.)

(iii)	Officer and director compensation

The aggregate compensation of the directors and executive officers earned during 2003 amounts to USD 4.9 million.

30	Cash flow disclosures

		Year ended December 31,
		2003	2002	2001
(i)	Changes in working capital
	Inventories	(151,766)	55,461	(54,064)
	Receivables and prepayments	10,900	(31,485)	6,272
	Trade receivables	4,142	(124,699)	(34,673)
	Other liabilities	39,585	(27,168)	15,137
	Customer advances	17,636	(32,355)	53,587
	Trade payables	(27,653)	59,404	64,292

		(107,156)	(100,842)	50,551

(ii)	Tax accruals less payments
	Tax accrued	63,918	244,554	218,838
	Taxes paid	(202,488)	(70,076)	(69,648)

		(138,570)	174,478	149,190

(iii)	Interest accruals less payments
	Interest accrued	17,751	34,480	43,676
	Interest paid	(20,783)	(29,700)	(34,260)

		(3,032)	4,780	9,416

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

31	Principal subsidiaries

The following is a list of Tenaris’s subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2003, 2002 and 2001 is disclosed. For the year 2001, the percentages of ownership considered in the preparation of these consolidated financial statement correspond to those of the ultimate parent company at year-end:

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2003	2002	2001

Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	98%	64%

Confab Industrial S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	28%

Corporación Tamsa S.A (c).	Mexico	Sale of seamless steel pipe	—	94%	37%

Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	88%	34%

Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	88%	34%

DST Japan K.K.	Japan	Marketing of steel products	100%	100%	100%

Empresas Riga S.A.	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	94%	37%

Exiros S.A. (previously Surpoint S.A.) (d)	Uruguay	Procurement services for industrial companies	100%	—	—

Information Systems and Technologies N.V. and subsidiaries	Netherlands	Software development and maintenance	75%	70%	36%

Inmobiliaria Tamsa S.A.	Mexico	Leasing of real estate	100%	94%	37%

Insirger S.A. and subsidiaries (previously Reliant Energy Cayman Holdings, Ltd.) (a)	Argentina	Electric power generation	100%	—	—

Invertub S.A.	Argentina	Holding of investments	100%	100%	—

Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	70%	36%

Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	86%

Metalmecánica S.A.	Argentina	Manufacturing steel products for oil extraction	100%	99%	79%

NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	36%

Scrapservice S.A.	Argentina	Processing of scrap	75%	74%	53%

Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	81%	58%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

31	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2003	2002	2001

Siderca International A.p.S.	Denmark	Holding company	100%	99%	71%

Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	99%	71%

Siderestiba S.A.	Argentina	Logistics	99%	99%	99%

Sidtam Limited	B.V.I.	Holding company	100%	97%	55%

SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	88%	34%

Sociedad Industrial Puntana S.A. (a)	Argentina	Manufacturing of steel products	100%	—	—

Socominter de Bolivia S.R.L.	Bolivia	Marketing of steel products	100%	100%	100%

Socominter Far East Ltd.	Singapore	Marketing of steel products	—	100%	100%

Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%

Socominter Soc. Com. Internacional Ltda.	Chile	Marketing of steel products	100	100%	100%

Tenaris Global Services (Panama) S.A. (previously Socominter Trading Inc.)	Panama	Marketing of steel products	100%	100%	100%

Socover S.A. (c)	México	Sale of seamless steel pipe	—	94%	37%

Tad Chacin C.A (b)	Venezuela	Marketing of steel products	—	—	100%

Tamsider S.A. and subsidiaries	Mexico	Promotion and organization of steel-related companies	100%	94%	37%

Tamtrade S.A.de C.V.	Mexico	Sale of seamless steel pipe	100%	94%	37%

Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	99%	71%

Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%

Tenaris Autopartes S.A. de C.V. (d)	México	Manufacturing of supplies for the automotive industry	100%	—	—

Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	99%	94%	47%

Tenaris Financial Services S.A. (previously Grostar)	Uruguay	Financial Services	100%	0%	0%

Tenaris Global Services S.A. (and predecessors)	Uruguay	Holding of investments	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

31	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2003	2002	2001

Tenaris Global Services (Canada) Inc. (previously Techintrade Canada Inc.)	Canada	Marketing of steel products	100%	100%	100%

Tenaris Global Services (U.S.A.) Corporation (previously Siderca Corporation)	U.S.A.	Marketing of steel products	100%	100%	100%

Tenaris Global Services (UK) Ltd (previously DST Europe Ltd.)	United Kingdom	Marketing of steel products	100%	100%	100%

Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%

Tenaris Global Services Far East Pte. Ltd. (previously Siderca Pte. Ltd.)	Singapore	Marketing of steel products	100%	100%	100%

Tenaris Global Services Korea (d)	Korea	Marketing of steel products	100%	—	—

Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	—

Tenaris Global Services Ltd.	B.V.I.	Holding company	100%	100%	100%

Tenaris West Africa	United Kingdom	Finishing of steel pipes	100%	98%	—

Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	99%	71%

Tubos de Acero de México S.A. de C.V.	Mexico	Manufacturing of seamless steel pipes	100%	94%	37%

Tubos de Acero de Venezuela S.A. (Tavsa)	Venezuela	Manufacturing of seamless steel pipes	70%	66%	26%

Tubular DST Nigeria Ltd.	Nigeria	Marketing of steel products	100%	100%	100%

Tenaris Global Services Ecuador S.A. (d)	Ecuador	Marketing of steel products	100%	—	—

(a)	Acquired during 2003 (See Note 28)

(b)	Liquidated or ceased operations during 2002

(c)	Liquidated during 2003

(d)	Incorporated during 2003

Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

32	Post balance sheet events

On February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD 9.6 million, plus transaction costs.

On February 11, 2004, the fiduciary account arrangement for the subsequent acquisition of minority interests of Tamsa held by Mexican investors described in Note 27 (b) terminated. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris, which had been deposited in a trust account jointly created by Tenaris and Sidertubes. As a result, at the end of the offer, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million, representative of Tenaris’s common stock that Sidertubes had committed to the fund. On February 13, 2004, Tenaris increased its capital by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan.

33	Reconciliation of net income and shareholders’ equity to US GAAP

(a)	The following is a summary of the significant adjustments to net income for the years ended December 31, 2003, 2002 and 2001 and to shareholders’ equity at December 31, 2003 and 2002, which would be required had the consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Year ended December 31,
	2003	2002	2001
Net income in accordance with IFRS	210,308	94,304	81,346
US GAAP adjustments – income (expense)
Purchase accounting difference affecting the acquisition of Tavsa – amortization (Note U(1))	—	4,102	1,465
Purchase accounting difference affecting the acquisition of Amazonia – amortization (Note U(1))	—	—	10,378
Deferred income tax (Note U(2))	(14,599)	26,368	109,882
Equity in investments in associated companies (Note U(3))	—	(561)	(196)
Unrecognized prior service costs (Note U(4))	(392)	(3,149)	(263)
Financial assets’ changes in fair value (Note U(7))	(1,611)	(1,527)	—
Goodwill under SFAS 142 (Note U(8))- Amortization	8,764	2,175	—
Cost of exchange offer- Amortization	1,006	—	—
Minority interest in above reconciling items	432	(11,663)	(38,691)

Income (loss) before cumulative effect of accounting changes	203,908	110,049	163,921
Cumulative effect of accounting changes (Note U(7) and Note (S))	—	(17,417)	(1,007)

Net income in accordance with US GAAP	203,908	92,632	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	1,167,230	732,936	710,747
Consolidated combined earnings per share before cumulative effect of accounting changes	0.18	0.15	0.23
Cumulative effect of accounting changes per share	—	(0.02)	(0.00)
Consolidated combined earnings per share in accordance with US GAAP	0.18	0.13	0.23

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

33	Reconciliation of net income and shareholders’ equity to US GAAP (Cont’d.)

	December 31,
	2003	2002
Shareholders’ equity in accordance with IFRS	1,841,280	1,694,054
US GAAP adjustments – increase (decrease):
Deferred income tax (Note U(2))	66,791	82,371
Unrecognized prior service costs (Note U(4))	2,909	3,344
Goodwill under SFAS 142 –original value (Note U(8))	(21,628)	(21,628)
Goodwill under SFAS 142 – accumulated amortization	14,522	5,561
Cost of the exchange offer –original value (Note U (9))	(15,900)	(14,787)
Cost of the exchange offer – accumulated amortization	1,006	—
Minority interest in above reconciling items	(1,773)	(3,032)

Shareholders’ equity in accordance with US GAAP	1,887,207	1,745,883

(b)	Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2003	2002
Shareholders’ equity at the beginning of the year in accordance with US GAAP	1,745,883	941,926
Net income for the year in accordance with US GAAP	203,908	92,632
Foreign currency translation adjustment	309	(34,267)
Change in ownership of Exchange Companies	—	1,724
Effect of the exchange transactions (Note 27)	50,498	781,631
Financial assets’ changes in fair value	1,611	1,527
Dividends paid	(115,002)	(39,290)

Shareholders’ equity at the end of the year in accordance with US GAAP	1,887,207	1,745,883

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

33	Reconciliation of net income and shareholders’ equity to US GAAP (Cont’d.)

(c)	The following tables present Tenaris’s condensed consolidated income statement and cash flow for the year ended December 2001 without consolidating Dalmine (see Note U (6)) reflecting US GAAP adjustments:

Condensed consolidated income statement

Year ended December 31, 2001
Net sales	2,313,162
Cost of sales	(1,551,124)

Gross profit	762,038
Selling, general and administrative expenses	(350,369)
Other operating income (expenses), net	10,345

Operating income	422,014
Financial income (expenses) – net	207
Equity in (losses) earnings of associated companies	(38,272)

Profit (loss) before tax	383,949
Income tax	(104,740)
Minority interest	(115,288)

Net income (loss) before effect of accounting changes	163,921
Effect of accounting changes	(1,007)

Net income (loss)	162,914

Weighted average number of shares outstanding (See Note 8) (thousands)	710,747
Combined earnings per share before cumulative effect of accounting changes	0.23
Cumulative effect of accounting changes per share	(0.00)
Combined earnings per share in accordance with US GAAP	0.23

Condensed consolidated cash flow statement

Year ended December 31, 2001
Net cash provided by operating activities	502,809
Net cash used in investing activities	(252,626)
Net cash provided by (used in) financing activities	(106,328)

Net increase in cash and cash equivalents	143,855

Non-cash financing activity:

Dividends of shares of Siderar	43,195

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

34	Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a)	Income Taxes

The tax loss carryforwards at December 31, 2003, expire as follows:

Expiration date	Amount
December 31, 2008	230.370
Not subject to expiration	6,951

Total	237,321

See Note 19.

(b)	Statement of consolidated comprehensive income under US GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2003	2002	2001
Net income	203,908	92,632	162,914
Other comprehensive income (loss)
Foreign currency translation adjustment	309	(34,267)	(10,043)
Financial assets’ changes in fair value (1)	1,611	1,527	—

Total other comprehensive income (loss)	1,920	(32,740)	(10,043)

Comprehensive income	205,828	59,892	152,871

(1)	Net of income tax amounting to USD 868 and USD 822 for the years ended December 31, 2003 and 2002, respectively

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment at December 31,
	2003	2002	2001
Balance at the beginning of the period	88,267	122,534	132,577
Adjustment of the period	309	(34,267)	(10,043)

Balance at the end of the period	88,576	88,267	122,534

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

34	Other significant US GAAP disclosure requirements (Cont’d.)

(b)	Statement of consolidated comprehensive income under US GAAP(Cont’d.)

	Financial assets’ changes in fair value at December 31,
	2003	2002	2001
Balance at the beginning of the period	1,527	—	—
Adjustment of the period	1,611	1,527	—

Balance at the end of the period	3,138	1,527	—

(c)	Summarized financial information of significant associated companies in accordance with IFRS

Dalmine

Year ended December 31, 2001
Net sales	864,558
Gross profit	169,357
Net ordinary income for the year	1,033
Net (loss) income	(2,584)

As of December 31, 2003 and 2002, Tenaris held 98.6% and 88.0% of Dalmine’s shares, respectively, and as such, Dalmine was consolidated with Tenaris. The average exchange rate for the Euro for the year ended December 31, 2001 was 0.8909.

(d)	Adoption of SFAS 142

In June 2001, the FASB issued SFAS No. 142. This statement changes the accounting for goodwill and intangible assets.

Under SFAS No 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, with no maximum life. In addition, SFAS No 142 changes the test for goodwill impairment.

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

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

34	Other significant US GAAP disclosure requirements (Cont’d.)

(d)	Adoption of SFAS 142 (Cont’d.)

Goodwill at December 31, 2001 related to the seamless tubes segment in Mexico was approximately USD24,472 million. The Company has evaluated whether goodwill was impaired at January 1, 2002. As a consequence of that assessment, a non-cash after-tax charge of USD 17.4 million was recorded for the amount of the impairment. This initial impairment charge is shown in the quantitative reconciliation to US GAAP recorded as a cumulative effect of a change in accounting principle in the Company’s results for the year ended December 31, 2002. Effective January 1, 2002, in accordance with this pronouncement, the Company ceased the amortization of goodwill under US GAAP.

The effect of the adoption of SFAS No. 142 as of January 1, 2002 is summarized in the following table:

	January 1, 2002
	Gross carrying amount	Accumulated amortization	Minority interest	Net carrying amount
Goodwill	30,389	(5,917)	(7,055)	17,417

As required by SFAS No. 142 the results for the prior years have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted at the beginning of the year ended December 31, 2001 is presented below:

Year ended December 31, 2001
(unaudited)
Net income before adoption of SFAS 142	162,914
Add back: Goodwill amortization	2,789

Adjusted net income	165,703

Combined earnings per share	0.23

(e)	Amortization of intangible assets – licenses and patents

Estimated amortization expense
For the year ending December 31, 2004	653
For the year ending December 31, 2005	653
For the year ending December 31, 2006	415
For the year ending December 31, 2007	85
For the year ending December 31, 2008	83

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

34	Other significant US GAAP disclosure requirements (Cont’d.)

(f)	Pro-forma financial information (unaudited)

The following unaudited pro forma consolidated financial information presents the adjustments for the exchange transaction accounted for by the purchase method in the year ended December 31, 2002, so as to give pro forma recognition to Siderca, Tamsa and Dalmine results of operations as if they had been acquired on January 1, 2001. The pro forma adjustments give effect to the exchange transaction as if it had taken place on January 1, 2001.

	Year ended December 31, 2002
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	3,219,384	—	3,219,384
Income before cumulative effect of accounting changes	110,049	113,470	223,519
Net income	92,632	89,216	181,848
Consolidated combined earnings per share before cumulative effect of accounting changes	0.15	—	0.19
Consolidated combined earnings per share in accordance with US GAAP	0.13	—	0.16
Weighted average number of shares outstanding	732,936	—	1,160,701

	Year ended December 31, 2001
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	2,313,162	861,137	3,174,299
Income before cumulative effect of accounting changes	163,921	94,333	258,254
Net income	162,914	92,931	255,845
Consolidated combined earnings per share before cumulative effect of accounting changes	0.23	—	0.22
Consolidated combined earnings per share in accordance with US GAAP	0.23	—	0.22
Weighted average number of shares outstanding	710,747	—	1,160,701

Pro forma earnings per share was computed considering that the shares issued in connection with the exchange transaction described in Note 27 (a) were issued and outstanding as of January 1, 2001. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s financial position and results of operations that would have occurred if the acquisition in 2002 of Siderca, Tamsa and Dalmine minority interest had occurred on January 1, 2001, nor it is necessarily indicative of the Company’s future results of operations.

(g)	Impact of new U.S. GAAP accounting standards not yet adopted

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51”. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 will not have a material impact on the Company’s results of operations and financial position.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2003, 2002 and 2001

34	Other significant US GAAP disclosure requirements (Cont’d.)

(g)	Impact of new U.S. GAAP accounting standards not yet adopted (Cont’d.)

On December 23, 2003 the FASB issued Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106”. This Statement revises employers’ disclosures about pension plans and other post retirement benefit plans. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post retirement benefits plans. The required information should be provided separately for pension plans and for other post retirement benefit plans. Disclosure of information about foreign plans is effective for fiscal years ending after June 15, 2004.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 29, 2004	TENARIS S.A.

	By	/s/ CARLOS CONDORELLI
Name: Carlos Condorelli
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles of Association of Tenaris S.A., as updated and consolidated as of March 19, 2004.

1.2	Amendment to Articles of Association, dated March 19, 2004.

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank*

4.1	Amended and Restated Export Agency Agreement, dated September 29, 2000, between Siderca S.A.I.C. and Techint Engineering Company B.V.*

4.2	Amended and Restated Export Agency Agreement, dated October 4, 2000, between Tubos de Acero de México S.A. and Techint Engineering L.L.C.*

4.3	Amended and Restated Export Agency Agreement, dated September 27, 2000, between Dalmine S.p.A. and Techint Engineering S.A.*

4.4	Shareholders’ Agreement, dated May 24, 2000, between Siderca, S.A. and NKK Corporation*

4.5	Investment Agreement, dated May 24, 2000, among Siderca, S.A., NKK Corporation and NKKTUBES*

4.6	Steel Manufacturing Technology Transfer Agreement, dated May 24, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.7	Seamless Steel Pipe Manufacturing Technology and Trademark License Agreement, dated May 24, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.8	NKK Premium Connections Technology and Trademark License Agreement, dated August 1, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.9	Premium Connections (Antares) Technology and Trademark License Agreement dated August 1, 2000, between NKKTUBES and DST Distributors of Steel Tubes, Ltd.*

4.10	NKK—Premium Connections Technology and Trademark License Agreement, dated August 1, 2000, between NKK Corporation and DST Distributors of Steel Tubes, Ltd.*

4.11	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Siderca S.A.I.C.*

4.12	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Tubos de Acero de México, S.A.*

4.13	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 2, 2000, between DST–Connection Systems BV and Algoma Seamless Tubulars*

4.14	NKK—Premium Connections Technology and Trademark Sublicense Agreement, dated October 9, 2000, between DST–Connection Systems BV and DST Distributors of SteelTubes, Ltd.*

4.15	Agreement relating to the contribution of the shares of the Argentine company Santa María S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later renamed Tenaris S.A.)*

4.16	Excerpts from deed relating to spin-off of Santa María S.A.I.F.’s assets to Invertub S.A., dated July 10, 2002 (English translation)*

4.17	Assignment Agreement, dated October 15, 2002, between Techint Engineering Company B.V. and Tenaris Global Services B.V. relating to the assignment of export agency agreements*

4.18	Assignment Agreement, dated October 15, 2002, between Techint Engineering LLC and Tenaris Global Services LLC relating to the assignment of export agency agreements*

4.19	Assignment Agreement, dated October 15, 2002, between Techint Engineering Company S.A. and Tenaris Global Services S.A. relating to the assignment of export agency agreements*

4.20	Corporate Reorganization Agreement, dated September 13, 2002, between Sidertubes S.A. and Tenaris S.A.*

Exhibit Number	Description
4.21	Agreement, dated September 25, 2002, among NKK Corporation, Siderca S.A., NKKTUBES, DST Distributors of Steel Tubes Ltd., DST Japan K.K. and Tenaris Global Services, amending provisions of the Investment Agreement, dated May 24, 2000, among Siderca, S.A., NKK Corporation and NKKTUBES and replacing the Shareholders’ Agreement, dated May 24, 2000, between Siderca, S.A. and NKK Corporation*

4.22	Amended and Restated Shareholders’ Agreement, dated September 25, 2002, between Siderca, S.A. and NKK Corporation (included in Exhibit 10.21)*

7.1	Statement Explaining Calculation of Ratios

8.1	List of subsidiaries of Tenaris S.A.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769).