Form 20-F
period 2004-12-31
TENARIS SA
filed 2005-06-28
CIK 1190723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 001-31518

TENARIS S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

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

1,180,536,830 ordinary shares, par value USD1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Bruchou, Fernández Madero, Lombardi & Mitrani Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina (54-11) 5288-2300	Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg corporation.

•	References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries and, for periods prior to October 18, 2002, to Tenaris S.A. on a consolidated and combined basis with various other companies under the common control of San Faustín N.V. (a Netherlands Antilles corporation and Tenaris’s controlling shareholder), or San Faustín, which were reorganized as subsidiaries of Tenaris S.A.. See Accounting Policies (“APs”) A, B and K to our audited consolidated financial statements included in this annual report.

•	References in this annual report to the “Techint group” refer to an international group of companies with operations focused principally in the steel and energy sectors over which San Faustín exercises either control or significant influence.

•	“shares” refers to ordinary shares, par value USD1.00 of the Company.

•	“ADSs” refers to the American Depositary Shares which are evidenced by American Depositary Receipts.

•	“tons” refers to metric tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. See AP V and note 34 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and a reconciliation of net income and shareholders’ equity for the years and at the dates indicated.

Our audited consolidated financial statements at, and for the years ended, December 31, 2004 and 2003 included in this annual report consolidate at December 31, 2004 and 2003, and for the years then ended, the financial statements of all of our subsidiaries. For a list of our subsidiaries, see note 32 to the audited consolidated financial statements included in this annual report. For comparative purposes, the audited consolidated combined financial statements for the year ended December 31, 2002 consolidate for the period that began on October 18, 2002 (the date on which the companies listed below were reorganized as our subsidiaries) and ended December 31, 2002, the consolidated financial statements of Siderca S.A.I.C., or Siderca, Tubos de Acero de México S.A., or Tamsa, Dalmine S.p.A., or Dalmine, Invertub S.A. and Tenaris Global Services S.A., or Tenaris Global Services, as well as the consolidated financial statements of three smaller companies, and combine, for the period that began on January 1, 2002 and ended October 17, 2002, the consolidated financial statements of the same companies. The effect of this presentation is to show the combined historical results, financial condition and other data of the various steel pipe manufacturing and distributing companies under the common control of San Faustín as though these companies had been our subsidiaries at the dates and during the periods presented. For more information, see APs A, B and K to our audited consolidated financial statements included in this annual report.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars” or “USD” each refers to the United States dollar;

•	“€” or “euros” each refers to the Euro;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Brazilian real” or “BRL” each refers to the Brazilian real;

•	“British pounds”, “Pounds sterling” or “GBP” each refers to the British pound;

•	“Canadian dollars” or “CAD” each refers to the Canadian dollar;

•	“Mexican pesos” or “MXP” each refers to the Mexican peso; and

•	“Yen”, “Japanese yen” or “JPY” each refers to the Japanese yen.

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that we consider to be “forward-looking statements” as defined in and subject to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The statements appear throughout this annual report and are subject to risks and uncertainties. These statements include information regarding:

•	management strategy;

•	capital spending;

•	development and growth of our steel pipe business;

•	trends and other prospective data, including trends regarding the levels of investment in oil and gas drilling worldwide and the business development and operations of our subsidiary Dalmine Energie S.p.A, or DaEn; and

•	general economic conditions in Argentina, Mexico, Italy, Romania and Venezuela and other countries in which we operate or distribute pipes.

Factors that could have a material adverse effect on our operations include, but are not limited to, changes in economic conditions, exchange rates, interest rates and competition; changes in accounting principles, policies, or guidelines; delays or postponements of transactions and projects; changes in laws, regulations or policies in any of the countries in which we do business; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting our operations, pricing, and services.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.” Forward-looking statements also may be identified by the use of words such as “believe”, “expect”, “anticipate”, “project”, “intend”, “should”, “seek”, “estimate”, “probability”, “risk”, “target”, “goal”, “objective”, “future” or similar expressions or variations of such expressions.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS and were audited by Price Waterhouse & Co. S.R.L., independent auditors in Argentina and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. See AP V and note 34 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the years and at the dates indicated therein.

Our audited consolidated financial statements at, and for the years ended, December 31, 2004 and 2003, included in this annual report consolidate at December 31, 2004 and 2003, and for the years then ended, the consolidated financial statements of all of our subsidiaries. For comparative purposes, our consolidated combined financial statements for the year ended December 31, 2002 consolidate for the period that began on October 18, 2002, and ended December 31, 2002, the consolidated financial statements of Siderca, Tamsa, Dalmine, Invertub S.A. and Tenaris Global Services, as well as the consolidated financial statements of three smaller companies, and combine, for the period that began on January 1, 2002 and ended October 17, 2002, the consolidated financial statements of the same companies. For more information, see APs A, B and K to our audited consolidated combined financial statements included in this annual report. For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies.”

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2004	2003	2002	2001	2000
Selected consolidated income statement data(1)

IFRS
Net sales	4,136,063	3,179,652	3,219,384	3,174,299	2,361,319
Cost of sales	(2,776,936)	(2,207,827)	(2,169,228)	(2,165,568)	(1,692,412)

Gross profit	1,359,127	971,825	1,050,156	1,008,731	668,907
Selling, general and administrative expenses	(672,449)	(566,835)	(567,515)	(502,747)	(433,617)
Other operating income (expenses), net	126,840	(116,800)	(10,764)	(64,352)	5,877

Operating income	813,518	288,190	471,877	441,632	241,167
Financial income (expenses), net	5,802	(29,420)	(20,597)	(25,595)	(47,923)

Income before equity in earnings (losses) of associated companies, income tax and minority interest	819,320	258,770	451,280	416,037	193,244
Equity in earnings (losses) of associated companies	206,037	27,585	(6,802)	(41,296)	(3,827)

Income before income tax and minority interest	1,025,357	286,355	444,478	374,741	189,417
Income tax	(220,376)	(63,918)	(207,771)	(218,838)	(65,310)

Net income before minority interest	804,981	222,437	236,707	155,903	124,107
Minority interest	(20,278)	(12,129)	(142,403)	(74,557)	(47,401)

Net income	784,703	210,308	94,304	81,346	76,706

Depreciation and amortization	(208,119)	(199,799)	(176,315)	(161,710)	(156,643)
Weighted average number of shares outstanding(2)	1,180,506,876	1,167,229,751	732,936,680	710,747,187	710,747,187
Basic and diluted earnings per share(3)	0.66	0.18	0.13	0.11	0.11
Dividends per share(4)	0.11	0.10	0.06	0.15	0.16

U.S. GAAP
Net sales(5)	4,136,063	3,179,652	3,219,384	2,313,162	1,166,293
Operating income (5)	823,527	297,568	476,107	422,014	102,740
Income before cumulative effect of accounting changes	730,339	203,908	110,049	163,921	77,333
Cumulative effect of accounting changes	—	—	(17,417)	(1,007)	—
Net income	730,339	203,908	92,632	162,914	77,333
Weighted average number of shares outstanding(2)	1,180,506,876	1,167,229,751	732,936,680	710,747,187	710,747,187
Basic and diluted earnings per share before effect of accounting changes(3)	0.62	0.18	0.15	0.23	0.11
Cumulative effect of accounting changes per share(3)	—	—	(0.02)	(0.00)	—
Basic and diluted earnings per share(3)	0.62	0.18	0.13	0.23	0.11

(1)	Certain comparative amounts for 2002, 2001 and 2000 have been reclassified to conform to changes in presentation for 2003.
(2)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 28 to our consolidated financial statements included in this annual report, Tenaris had a total of 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2004, 2003 and 2002, respectively.
(3)	Earnings per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(4)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(5)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the years ended December 31, 2001 and 2000, and Tamsa’s results were not consolidated for the year ended December 31, 2000.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2004	2003	2002	2001	2000
Selected consolidated balance sheet data(1)

IFRS
Current assets	3,012,092	2,035,895	1,810,581	1,619,136	1,419,747
Property, plant and equipment, net	2,164,601	1,960,314	1,934,237	1,971,318	1,941,814
Other non-current assets	485,595	313,339	337,080	247,500	282,976

Total assets	5,662,288	4,309,548	4,081,898	3,837,954	3,644,537

Current liabilities	1,999,846	1,328,677	1,203,278	1,084,913	951,444
Non-current borrowings	420,751	374,779	322,205	393,051	355,628
Deferred tax liabilities	371,975	418,333	500,031	262,963	292,849
Other non-current liabilities	208,521	226,495	175,547	302,645	199,548

Total liabilities	3,001,093	2,348,284	2,201,061	2,043,572	1,799,469

Minority interest	165,271	119,984	186,783	918,981	919,710
Shareholders’ equity(2)	2,495,924	1,841,280	1,694,054	875,401	925,358

Total liabilities and shareholders’ equity	5,662,288	4,309,548	4,081,898	3,837,954	3,644,537

Number of shares outstanding(3)	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(4)	2.11	1.56	1.46	1.23	1.30

U.S. GAAP
Total assets	5,595,345	4,287,548	4,051,044	3,075,455	1,905,732
Net assets	2,655,196	2,008,964	1,935,698	1,781,814	1,341,854
Total shareholders’ equity	2,488,372	1,887,207	1,745,883	941,926	908,872
Number of shares outstanding(3)	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(4)	2.11	1.60	1.50	1.33	1.28

(1)	Certain comparative amounts in 2002, 2001 and 2000 have been reclassified to conform to changes in presentation for 2003.
(2)	The Company’s common stock as of December 31, 2004, 2003 and 2002, was represented by 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares respectively, par value USD1.00 per share, for a total amount of USD1,180.5 million, USD 1,180.3 million and USD1,160.7 million respectively
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 28 to our consolidated financial statements included in this annual report, Tenaris had a total of 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares at December 31, 2004, 2003 and 2002, respectively.
(4)	Shareholders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of the Company’s shares and ADSs.

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

The global market for seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. We compete in major international markets mainly against a limited number of producers of premium-quality steel pipe products. In addition, a large number of producers manufacture and export generally lower quality steel pipes. Competition from these low-end producers, particularly those from Russia, China and Ukraine, is increasing and has, at times, adversely affected us because they have offered products at significantly lower prices. In addition, these producers are improving the range and quality of pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets. In addition, if import restrictions are imposed upon our competitors, they may increase their marketing efforts in other countries where we sell our products and thus increase the competitive pressure on us in such markets.

Our main domestic markets are removing barriers to imported products which will lead to increased competition in these countries and may hurt our sales and revenues.

As part of the increasing globalization of major economic markets, some countries are lifting quotas and other restrictions on imports, including imports of seamless steel pipe products, and are forming trade blocs. Mexico is party to the North American Free Trade Agreement, or NAFTA, Italy is a member of the European Union, or EU and Romania is expected to join the EU and Argentina is a member of the Mercado Común del Sur, or Mercosur. In addition, Mexico, Italy and Argentina are each party to bilateral and multilateral trade agreements (for example, Mexico’s trade agreement with the EU) that remove barriers to the import of foreign products. As import barriers have fallen, the domestic markets in Mexico, Italy and Argentina for seamless steel pipe products have become more competitive, attracting foreign producers. This could result in an adverse effect on our current market share in our domestic markets. Furthermore, while trade liberalization may also provide us with greater access to foreign markets, increases in sales to those foreign markets may not adequately offset any loss in domestic sales arising from increased foreign competition.

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

We are exposed to adverse economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of socioeconomic development. Like other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability, regulatory and taxation changes and other political, economic or social developments in the countries in which we operate. Risks associated with foreign political, economic or social developments also may adversely affect our sales volume or revenues from exports and, as a result, our financial condition and results of operations. For example, in Argentina, due to the social, economic and political crisis, we face high fiscal pressure, changes in laws and policies affecting foreign trade and investment, exchange controls, expropriation and forced modification of existing contracts and restrictions on the supply of electricity and gas. Similarly, recent adverse political and economic developments in Venezuela and Nigeria have already had an adverse impact on our sales in those countries, and may continue to do so. For additional information on risks relating to our operations in emerging markets, see “Risks Relating to Emerging Markets”.

If we do not successfully implement our business strategy, our ability to grow and competitive position may suffer.

We plan to continue implementing our business strategy of developing high value products to serve customers operating in demanding environments and value-added services which enable us to integrate our production activities with the customer supply chain as well as pursuing further strategic acquisition opportunities. Any of these components of our overall business strategy may not be successfully implemented. Even if we successfully implement our business strategy, it may not yield the desired result. We may fail to develop products that differentiate us from our competitors or find suitable acquisition targets or to consummate those acquisitions under favorable conditions, or we may be unable to successfully integrate any acquired businesses into our operations.

Our operations in Japan may be affected by the business combination between NKK Corporation, our partner in NKKTubes, and Kawasaki Steel, one of our competitors.

In 2000, we entered into a joint venture agreement with NKK Corporation, or NKK, to form NKKTubes. In September, 2002, NKK and Kawasaki Steel, one of our main competitors in the Far East, consummated a business combination through which they became subsidiaries of JFE Holdings, Inc., or JFE. JFE’s continuing operation of Kawasaki Steel’s seamless pipe business in competition with NKKTubes could have an adverse impact on our operations in Japan.

Future acquisitions and strategic partnerships may disrupt our operations and hurt our profits.

As part of our growth strategy, during the past five years, we acquired interests in various companies. For example, in 2004, we acquired a controlling interest in S.C. Silcotub S.A., or Silcotub, a Romanian leading seamless steel pipes producer, and a controlling interest in Matesi, Materiales Siderúrgicos S.A., or Matesi, a Venezuelan producer of pre-reduced hot briquetted iron, or HBI. Our strategy going forward contemplates that we will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our acquisition and partnership activities may not perform in accordance with our expectations and could adversely affect our operations and profitability.

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

We enjoy a strong relationship with Petróleos Mexicanos, or Pemex, one of the world’s largest crude oil and condensates producers. Pemex is our single largest customer. Sales to Pemex, as a percentage of our total sales, amounted to 11% in 2004. The loss of Pemex as a customer or a reduction in the volume of sales to Pemex could have a material adverse effect on our results of operations.

Significant indebtedness of Dalmine, our main operating subsidiary in Italy, could limit such subsidiary’s ability to compete effectively in the future or to operate successfully under adverse economic conditions.

As of December 31, 2004, Dalmine had total indebtedness of USD498.8 million, including short-term financial indebtedness and current maturities of long-term financial debt of USD366.6 million. Dalmine’s percentage of net financial debt to capitalization –financial debt plus book value of equity- was approximately 67% as of December 31, 2004. Dalmine’s amount of total financial debt presents the risk that Dalmine might not have sufficient cash to service its indebtedness or might not have access to the capital or bank markets to refinance its indebtedness or incur additional indebtedness and that Dalmine’s leveraged capital structure could limit its ability to finance capital expenditures or additional projects or to operate successfully under adverse economic conditions, which may ultimately affect Dalmine’s competitiveness, results of operation and financial position.

Risks Relating to Emerging Markets

Negative economic, political and regulatory developments in certain emerging markets in which we have a significant portion of our operations and assets may hurt our financial condition, revenues and sales volume and disrupt our manufacturing operations, thereby adversely affecting our results of operations and financial condition.

The results of our operations are subject to the risks of doing business in politically sensitive or unstable countries, and have been, and may in the future be, affected from time to time to varying degrees by other political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; interruptions to essential energy inputs; exchange restrictions; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls; tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. Both the likelihood of such occurrences and their overall effect upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

Argentina

We have important manufacturing operations and assets in Argentina, and approximately one-third of our seamless pipes are produced in Argentina. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, thereby affecting our results of operations and financial condition. The discussion of recent developments in Argentina that follows was mainly derived from information recently filed by the Argentine government with the Securities and Exchange Commission, or SEC.

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In the second half of 2001, a sustained period of economic contraction culminated in severe social, monetary and financial turmoil and a series of dramatic political and legislative developments in Argentina. President de la Rúa resigned on December 21, 2001, amid large-scale, violent demonstrations against his administration. After three interim presidents in rapid succession, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly and assumed the presidency on January 2, 2002, to serve for the remainder of former President de la Rúa’s term. The Duhalde administration quickly adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies. On January 6, 2002, the Argentine Congress approved the Public Emergency Law, ending more than a decade of uninterrupted U.S. dollar–Argentine peso parity, eliminating the requirement that the Argentine peso be fully backed by gold and foreign reserves and establishing a framework for the resulting devaluation of the Argentine peso.

During the first half of 2002, the events described above caused an abrupt rise in the exchange rate, reaching a high of ARP3.90 per U.S. dollar in June 2002, as well as the inflation rate, with the cumulative consumer price index, or CPI, rising by 55% from December 2001 through December 2004 and the cumulative wholesale price index, or WPI, rising by 140% during the same period. However, cumulative inflation over this period has been significantly lower than the devaluation of the Argentine peso.

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

Since taking office, Néstor Kirchner has enjoyed high levels of popular support and the economy has shown signs of recovery. Gross Domestic Product (“GDP”) grew by 8.7% in 2003 and by 9.0% in 2004. Unemployment rates dropped to 12.1% in 2004 from a high of 24.1% in June 2002. Economists also expect the Argentine economy to continue performing well during 2005 when GDP is projected to increase by 4.7%. Inflation has been subdued, helped in part by an appreciation of the Argentine peso and by unused productive capacity in the domestic economy. However, inflation has started to rise again recently. The WPI exhibited an increase of 7.9% in 2004, compared to 2% in 2003, and further increased by 2% in the first quarter of 2005.

Nevertheless, many of Argentina’s economic problems remain to be resolved. We cannot assure that the Argentine economy will continue at current levels or that it will continue to experience growth. Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future and our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina and by the Argentine government’s response to such conditions.

Argentine government policies will likely significantly affect the economy and as a result, our Argentine operations.

The Argentine government has historically exercised significant influence over the economy. Since December 2001 the Argentine government has promulgated numerous, far-reaching and sometimes inconsistent laws and regulations affecting the economy. There is no assurance that laws and regulations currently governing the economy will not change in the future, or that any changes will not adversely affect our business, financial condition or results of operations.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts from cash generated by our Argentine operations.

In 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without the prior approval of the Argentine Central Bank. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, some government controls and restrictions remain in place, and if additional restrictions of this kind were to be imposed again in the future, our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars would be impaired. For additional information on current Argentine exchange controls and restrictions see “Additional Information – Exchange Controls – Argentina”.

Currently, we are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the conversion date. This requirement, and any similar requirement which may be imposed in the future, subjects us to the risk of losses arising from an abrupt devaluation of the Argentine peso.

Despite the results of the recent restructuring of its debt with private creditors, Argentina is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and create the conditions for sustained economic growth.

The Argentine government has recently restructured its public debt with private creditors, with approximately 76% of its creditors surrendering their claims in exchange for new bonds worth approximately US$0.35 on the dollar. However, at this time it is impossible to determine what effect the restructuring will have, if any, on investor confidence or on the Argentine economy generally. In addition, as a consequence of the restructuring Argentina will still have obligations outstanding with bondholders of approximately US$54.8 billion (approximately US$35.3 billion under the new bonds plus approximately US$19.5 billion under the old bonds not tendered for exchange) and will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer.

To date, the International Monetary Fund, or the IMF, and other multilateral and official sector lenders are not providing significant financial aid to Argentina. In addition, Argentina and most of the private sector are not expected to have access to the international credit markets on economically feasible terms for the foreseeable future.. This environment could materially and adversely affect our operations and financial condition.

The Argentine government has increased taxes on our operations in Argentina, and may increase further the fiscal burden on our operations in Argentina.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit us to deduct as depreciation for our past investments in plant, property and equipment for the purposes of computing our income tax liability has consequently been substantially reduced resulting in a higher effective income tax charge. In addition, in 2002, the Argentine government imposed a 5% tax on the export of manufactured products. If the Argentine government continues to increase the tax burden on our operations in Argentina, our results of operation and financial condition may be adversely affected.

Argentina currently has an energy crisis and restrictions on the supply of energy to our operations in Argentina could curtail our production and negatively impact our results of operations.

As a result of several years of recession, the forced conversion into Argentine pesos at the one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. In addition, supplies of electricity generated from alternative sources, principally hydroelectric, have been affected by lower levels of rainfall than usual. This has resulted in shortages of natural gas and energy and consequent supply restrictions.

The Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users, including measures to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela. It has announced several measures intended to address the situation in the medium and long term including allowing natural gas prices for industrial users to rise, the implementation of a tax increase on the export of petroleum and a new tax on the export of natural gas. In addition, the Argentine government has created a new state-owned energy company, funded by the additional tax revenues levied on the export of petroleum and natural gas, which would in turn fund, or otherwise promote, investments in expanding pipeline transportation capacity and building new pipelines and additional power generation capacity.

If the measures that the Argentine government is taking to alleviate the short-term impact of the crisis prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and power generation capacity over the medium and long term fails to materialize on a timely basis, our production in Argentina could be curtailed and our results of operations and financial condition could be negatively affected. In 2004, we took measures to limit the effect of supply restrictions that were sufficient to avoid any impact on our production in Argentina but we can give no assurances that we will be able to similarly limit the effect of future supply restrictions on our production in Argentina.

Mexico

We have important manufacturing operations and assets and approximately one-quarter of our seamless pipes are produced in Mexico. Our business may be affected by economic, political and regulatory developments in Mexico. The discussion of recent developments in Mexico that follows was mainly derived from information recently filed by the Mexican government and Pemex with the SEC.

Economic conditions and government policies in Mexico may negatively impact our business and results of operation.

A deterioration in Mexico’s economic conditions, social instability, political unrest or other adverse social developments in Mexico may adversely affect the business, results of operations, financial condition, liquidity or prospects of our subsidiaries in Mexico. Those events could also lead to increased volatility in the foreign exchange and financial markets. In addition, the Mexican Government may cut spending in the future. These cuts may adversely affect the business, financial condition and prospects of our subsidiaries in Mexico. In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. If these problems reemerge in the future, they could adversely affect the financial condition and result of operations of our Mexican subsidiaries.

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

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy may have adverse effects on private sector entities in general and on Tenaris in particular. Economic plans of the Mexican government in the past have not always fully achieved their objectives. Similarly, it is not possible to determine what effect those plans or their implementation could have on the Mexican economy or on our financial condition or results of operations.

The Mexican government controls Pemex, our largest customer.

Pemex, our single largest customer, is a decentralized public entity of the Mexican government. The Mexican government controls Pemex and its annual budget is subject to approval by the Mexican Congress. The Mexican government exercises significant influence over Pemex’s commercial affairs, including its budget for exploration, which largely determines the volume of Pemex’s purchases of our seamless steel pipe products. The Mexican government also taxes Pemex and its subsidiaries heavily. In the future, the Mexican government may reduce Pemex’s budget for exploration and production, increase its taxes or otherwise exercise its control in a manner that would reduce its ability to purchase products from us. Because Pemex is our largest customer, this could adversely affect our financial condition and results of operations.

Other Emerging Markets

Brazil

We have important manufacturing operations and assets in Brazil. Our business may be affected by economic, political and regulatory developments in Brazil. The discussion of recent developments in Brazil that follows was mainly derived from information recently filed by the Brazilian government with the SEC.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things.

In addition, environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our customer’s projects, creating new requirements for the issuance or renewal of environmental licenses, raising their costs or requiring them to engage in expensive reclamation efforts. These projects often require our customers to obtain or renew environmental licenses. Difficulties in obtaining those licenses may lead to construction delays or cost increases, and in some cases may lead our customers to abandon a project.

Romania

Operations in Romania have become an important part of our business. In 2004 we acquired Silcotub, a leading Romanian producer of seamless pipes, and in May 2005, we acquired Donasid S.A., or Donasid, a Romanian steel producer. The discussion of recent developments in Romania that follows was mainly derived from statements of Romanian public officials.

Romania is still in the process of transition from a centrally planned economy to a free-market economy and is subject to significant macroeconomic risks as a result. The government of Romania is in the process of privatizing selected formerly state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest. Due to continued implementation of reforms and changes in government infrastructure, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policy, or the interpretation thereof affecting our business activities, including the imposition of price controls and new taxes, may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in Romania may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

Romania has experienced substantial, and in some periods extremely high, rates of inflation and resulting high interest rates for many years. Low or negative economic growth rates, inflation and rapid fluctuations in interest rates have had and may continue to have negative effects on the economy which in turn may have adverse effects on our financial results. Until June 30, 2003, Romania was defined for accounting purposes as a highly inflationary economy. Subsequent to June 30, 2003, the cumulative inflation in Romania for the last three years was below 100% and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. Our functional currency in Romania is the Leu. Therefore, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have an effect on our financial statements. Significant devaluation of the Leu to the dollar has occurred in the past and may occur again in the future. Romania is currently a second wave European Union accession candidate and it is foreseeable that the Euro will take prominence in Romania in the future. Consequently, depending on the result of the progression of Romania towards the Euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future. Our business, financial condition and results of operations may be adversely affected by these previously described factors in Romania.

Venezuela

Operations in Venezuela have become an important part of our business. In addition to Tubos de Acero de Venezuela S.A., or Tavsa, our seamless steel pipe plant, in 2004 we incorporated Matesi, an HBI plant. The discussion of recent developments in Venezuela that follows was mainly derived from statements of Venezuelan public officials.

In February 2002, as a result of the capital drain that had started a few years before and the fall in economic activity caused by production cuts mandated by the Organization of Petroleum Exporting Countries, or OPEC, Venezuela was forced to abandon the exchange rate system that it had maintained for some time. Venezuela’s currency, the Bolivar, was allowed to float against the U.S. dollar, leading to a significant devaluation.

In April 2002, the President of Venezuela, Hugo Chávez, was removed from power but subsequently returned to the presidency after a few days. He was removed by the military after heavy political backlash over the implementation of his social programs and decision to change management at Petróleos de Venezuela S.A., or PDVSA, the state-owned oil company.

The political crisis deepened in the last months of 2002, with less support for President Chávez and increased violence. In December 2002, in the face of Chávez’s refusal to permit a referendum that would determine whether to accelerate elections, a general strike organized by the “Coordinadora Democrática” was initiated. A number of sectors, including PDVSA workers, joined the strike; as a result, oil production plummeted. The strike was accompanied by increased capital drains, loss of bank deposits and a material deterioration of the country’s tax situation as a result of reduced tax revenues. Credit rating agencies downgraded Venezuela’s debt ratings. Taking into account the economic deterioration brought by the strike, opposition forces decided to lift the strike in February 2003. The government, in turn, was able to resume control over PDVSA and to partially reinstate production, after dismissing a large number of PDVSA employees.

After discussions between the government and the opposition resumed, an agreement was reached to hold a referendum on President Chávez’s future tenure. In June 2004, the Venezuelan Justicia Electoral determined that the opposition to Hugo Chávez had gathered the necessary support to force a referendum on Chávez’s mandate, which occurred in August of 2004 and determined the continuation of Chavez.

In response to the crisis, the government adopted certain emergency measures including, closing the foreign exchange market and implementing strict exchange controls, and implementing price controls over basic goods.

The events and governmental measures previously described could have an adverse impact on the results of our operations and financial condition in Venezuela.

Risks Relating to the Company’s Shares and ADSs

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of April 30, 2005, San Faustín beneficially owned 60% of the Company’s outstanding voting stock. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders.

The trading price of the Company’s shares and ADSs may suffer as a result of lower liquidity in the Argentine and Mexican equity markets.

The Company’s shares are listed on several exchanges, including the Buenos Aires Stock Exchange and the Mexican Stock Exchange, and the price of its ADSs listed on the NYSE could be affected to a certain extent by the liquidity of its shares on the Buenos Aires Stock Exchange and the Mexican Stock Exchange. The Argentine and Mexican equity markets are less liquid than those of the United States and other major world markets. Reduced liquidity in these markets may increase the volatility of the trading price of the Company’s shares and ADSs and may impair your ability to readily buy or sell shares and ADSs in desired amounts and at satisfactory prices.

The trading price of the Company’s shares and ADSs may suffer as a result of developments in emerging markets.

Although the Company is organized as a Luxembourg corporation, a substantial portion of our assets and operations is located in Latin America. Financial and securities markets for companies with a substantial portion of their assets and operations in Latin America are, to varying degrees, influenced by economic and market conditions in emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Brazil and Mexico. Prices of Latin American securities were adversely affected by, among other things, the economic crises in Russia and in Brazil in the second half of 1998 and by the collapse of the exchange rate regime in Turkey in February 2001.

In deciding whether to purchase, hold or sell Tenaris shares or ADSs, you may not be able to access as much information about us as you would in the case of a U.S. company.

A principal objective of the securities laws of the other markets in which the Company’s securities are quoted, like those of the United States, is to promote the full and fair disclosure of all material information. There may, however, be less publicly available information about us than is regularly published by or about U.S. issuers. Also, the accounting standards in accordance with which our consolidated financial statements are prepared differ in certain material respects from the accounting standards used in the United States. See AP V and note 34 to our audited consolidated financial statements included in this annual report, which provide a description of the principal differences between IFRS and U.S. GAAP as they related to our audited consolidated financial statements and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and at the dates indicated therein. Further, regulations governing the Company’s securities may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States.

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

The Company is a corporation organized under the laws of Luxembourg, and most of our assets are located outside of the United States. Furthermore, most of the Company’s directors and officers and some experts named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or some experts or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is doubt as to the enforceability in original actions in courts outside the United States of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4. Information on the Company

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last decade, we have successfully expanded our business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and an annual production capacity of over three million tons of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition, we have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets. In 2004, we had net sales of USD4,136.1 million, operating income of USD813.5 million and net income of USD784.7 million.

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

In addition to our investments in seamless steel pipe operations worldwide, we believe that our subsidiaries Siat S.A.I.C., or Siat, and Confab Industrial S.A., or Confab, are the leading producers of welded steel pipes in Argentina and Brazil, respectively, with a combined annual production capacity of 850,000 tons.

Additionally, our subsidiary DaEn is a supplier of electricity and natural gas to many industrial companies in Italy.

History and Corporate Organization

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a corporation (societé anonyme holding) organized under the laws of Luxembourg and was incorporated on December 17, 2001. Its registered office is located at 46a, Avenue John F. Kennedy, 2nd Floor, L-1855, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Techint Inc., 420 Fifth Avenue, 18th Floor, New York, NY 10018.

Tenaris began with the formation of Siderca by San Faustín’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond our initial base in Argentina into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in steel-pipe producing companies, including:

•	Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products and source of advanced seamless steel pipe manufacturing technology (August 2000);

•	AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000); and

•	Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004).

In addition, through Tenaris Global Services, we have a global network of pipe distribution and service facilities with a direct presence in most major oil and gas markets.

The Company and certain of its affiliates entered into several corporate reorganization transactions in preparation for the Company’s exchange offer for shares and ADSs of Siderca and Tamsa and shares of Dalmine, which was completed on December 17, 2002, when we became a publicly traded company. Subsequently, we delisted and acquired additional participations in these subsidiaries, and, as of May 31, 2005, we owned 100% of Siderca, 99% of Dalmine and 99.96% of Tamsa. The final stage of this corporate reorganization occurred on June 9, 2004, when Sidertubes was liquidated and all of its assets (including 711,238,090 shares of the Company) and liabilities were transferred to I.I.I.-Industrial Investments Inc., a British Virgin Islands corporation and a wholly owned subsidiary of San Faustín, or Industrial Investments BVI. Subsequently, on April 21, 2005, Industrial Investments BVI transferred all of its shares in Tenaris to I.I.I. Industrial Investments Inc, a Cayman Islands corporation and a wholly owned subsidiary of San Faustín, or Industrial Investments CI. For additional information on our structure and subsidiaries, see “Subsidiaries” below.

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

Pursuing strategic acquisition opportunities and alliances

We have a solid record of growth through strategic acquisitions. We pursue selective strategic acquisitions as a means to expand our operations, enhance our global competitive position and capitalize on potential operational synergies. In July 2004, we acquired Silcotub, a Romanian seamless pipe producer, expanding our operations into Eastern Europe and strengthening our position in the European market for industrial products.

Securing low-cost inputs for our manufacturing operations

The cost competitiveness of our manufacturing operations is enhanced by our access to low-cost raw material and energy inputs. We seek to secure our existing sources, and gain access to new sources, of low-cost inputs which can help us to keep or reduce the cost of manufacturing our core products over the long term. In July 2004, jointly with Sidor we formed Matesi, and acquired a Venezuelan iron reduction plant, thereby securing access to low-cost iron ore and natural gas for processing into hot briquetted iron, which we use as a raw material in our steelmaking operations. We own 50.2% of Matesi and Sidor is the owner of the remaining 49.8%. In May 2005, we acquired Donasid, a Romanian steel producer, to secure a source of steel for our Romanian seamless pipe operations and reduce costs.

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

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

•	our strong balance sheet.

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

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of 50 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless steel pipe production facilities are located in South America, North America, Europe and Asia. In addition, we manufacture welded pipe products and tubular accessories such as sucker rods (used in oil and gas drilling) at facilities in Argentina and Brazil, and couplings in Argentina, and pipe fittings and automotive components in Mexico. We also have a pipe threading facility in Nigeria for production of premium joints.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
Thousands of tons	2004	2003	2002
Seamless Steel Pipe
Effective Capacity (annual)(1)	3,320	3,140	3,125
Actual Production	2,631	2,275	2,194
Welded Steel Pipe
Effective Capacity (annual) (1)	850	850	850
Actual Production	366	346	561
Steel Bars
Effective Capacity (annual) (1)	2,950	2,850	2,850
Actual Production	2,663	2,420	2,310

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

Seamless Pipe Facilities

Europe

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine in the industrial region of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 800,000 tons of seamless steel pipes and 900,000 tons of steel bars.

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with two finishing lines;

•	a retained mandrel mill with three finishing lines;

•	a rotary expander with a finishing line; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of December 31, 2004, and the year operations commenced are as follows:

	Effective Production Capacity (annual) (1)	Year Operations Commenced
Steel Shop	900	1976
Pipe Production
Pilger Mill	110	1937
Continuous Floating Mandrel Mill:
Floating Mandrel Mill Small Diameter	140	1952
Mandrel Mill Medium Diameter	550	1978

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.0 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of 950,000 tons of seamless steel pipes, aside from the main facility mentioned above:

•	the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 280 mm (0.47 to 11.00 inches), mainly for automotive, mechanical and machinery companies in Europe and the United States. The Costa Volpino facility has an annual production capacity of approximately 100,000 tons;

•	the Arcore facility, which covers an area of approximately 26 hectares and comprises a Deischer mill with associated finishing lines and multiple cold pilger pipe mills for cold-drawn pipes. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 203 mm (1.89 to 8.00 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•	the Piombino facility, which covers an area of approximately 67 hectares and comprises a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, a hot dip galvanizing line and associated finishing facilities. Production is focused on welded pipe and finishing of small diameter seamless and welded pipe for sanitation applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 180,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with a production capacity of approximately 14,000 tons or 270,000 pieces per year.

In order to reduce the cost of electrical energy at our seamless pipe operations in Dalmine, we will build a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. The construction of the plant is expected to be completed in February 2007. Our seamless pipe operations in Dalmine are expected to consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of those same operations at peak load. Excess power will be sold to third party consumers and heat will be sold for district heating.

In July 2004 we acquired a seamless steel pipe manufacturing facility in Romania, located in Zalau city, near the Hungarian border, 480 Km from Bucharest. Situated on an area of 278 hectares, the Silcotub facility includes a continuous mandrel mill and has an annual production capacity of 180,000 tons of seamless steel tubes. The plant produces carbon and alloy seamless steel tubes with an outside diameter range of 8 to 146 mm (0.314-5.74 in.). The Silcotub facility uses round steel bars purchased from suppliers in Eastern Europe as its principal raw material. In May 2005, we acquired a steelmaking facility in southern Romania, where we intend to produce steel bars to meet the majority of Silcotub’s requirements. (See Item 5. G. Recent Developments- Donasid). The Silcotub facility comprises:

•	a continuous mandrel;

•	three finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop; and

•	a cold-drawing plant with finishing area.

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

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a continuous mandrel mill, rotary furnace, direct piercing equipment and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and corresponding annual installed production capacity (in thousands of tons per year, except for auto components facility, which is in millions of parts) as of December 31, 2004, and the year operations commenced, are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	850	1986
Pipe Production
Multi-Stand Pipe Mill	700	1983
Pilger Mill	80	1954

Cold-Drawing Mill	15	1963
Auto Components Facility	16	2004

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Veracruz facility, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of 15,000 tons.

We also have a seamless steel pipe manufacturing facility in Canada located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 11 inches. The effective annual capacity of the facility is 250,000 tons. The plant was originally inaugurated in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of Algoma Steel’s leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our plants in Argentina and Mexico. In May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, to deliver some of the plant’s steel bar requirements starting in the second half of 2005.

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

The Campana facility comprises:

•	a Midrex direct reduced iron, or DRI, production plant;

•	a steel shop with two production lines, each including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	two continuous mandrel mills, each including a rotary furnace, direct piercing equipment, a stretch reducing mill and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines, threading and inspection equipment and make-up facilities;

•	a cold-drawing mill; and

•	a port on the Paraná river for the supply of raw materials and the shipment of finished products.

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 200 kilometers from Campana. The capacity of this power generation plant - 160 megawatts - together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility. In October 2004, during a maintenance stoppage, we detected technical problems at the San Nicolás power generation plant, which caused us to stop power generation at the facility. We expect that the plant will be able to restart operations in September 2005.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2004, and the year operations commenced are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
DRI	935	1976

Steel Shop
Continuous Casting I	430	1971
Continuous Casting II	770	1987

Pipe Production
Mandrel Mill I	300	1977
Mandrel Mill II	520	1988

Cold-Drawing Mill	20	1962

(1)	Effective annual capacity is calculated based on standard productivity of production lines, estimated product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Campana facility, we have manufacturing facilities in Villa Mercedes, province of San Luis, Argentina, for the production of tubular accessories such as sucker rods and pipe protectors.

In South America, we also have a seamless steel pipe plant in Venezuela, with an annual production capacity of 80,000 tons, located in Ciudad Guayana within the Siderúrgica del Orinoco C.A., or Sidor, iron and steel manufacturing complex on the banks of the Orinoco River in the eastern part of the country. Situated on an area of 38 hectares, the plant includes a pilger mill and finishing line (including threading facilities) and produces seamless pipe products with an outside diameter range of 8 to 16 inches. The plant uses steel bars supplied by Sidor as its principal raw material. In July 2004, together with Sidor, we acquired an industrial facility, also in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. The facility, which had been shut down in 2001 shortly after its start up, was restarted in October 2004. We use HBI as a raw material in some of our steelmaking operations.

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

Welded Pipes

We have two major welded pipe facilities, one in Brazil and one in Argentina. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW (electric resistant welding) rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4½ to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of 500,000 tons.

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

Energy

DaEn, our Italian energy supply business, provides energy and energy services to customers in the Italian industrial, commercial and public sectors. The company offers tailor made packages that combine electricity, natural gas and energy services and other related products.

Started in 2000 shortly after the partial deregulation of the Italian energy business, DaEn has steadily increased sales and now has more than 1,000 customers purchasing 3 TWh (billions of kilowatt/hour) of electricity and 650 million standard cubic meters, or scm, of natural gas on a yearly basis.

Sales and Marketing

Net Sales

Our total net sales amounted to USD4,136 million in 2004, USD3,180 million in 2003 and 3,219 million in 2002. For further information on our net sales see Item 5 “Operating and Financial Review and Prospects – Results of Operations”.

Steel Pipes (Seamless and Welded)

The following table shows our steel pipe sales by product and geographic region in terms of volume for the periods indicated.

	For the year ended December 31,
Thousands of tons (unaudited)	2004	2003	2002
Seamless Steel Pipe Sales
North America	757	608	401
Europe	679	617	637
Middle East and Africa	421	365	528
Far East and Oceania	412	366	392
South America	377	322	324

Total Seamless Steel Pipe Sales	2,646	2,278	2,283
Welded Steel Pipe Sales	316	355	585

Total Steel Pipe Sales	2,963	2,633	2,868

Seamless Pipe

The following table indicates the percentage market distribution of our seamless steel pipe sales volume by region for the periods shown.

	For the year ended December 31,
Percentage of total seamless steel pipe sales volume (unaudited)	2004	2003	2002
North America	28%	27%	18%
Europe	26%	27%	28%
Middle East and Africa	16%	16%	23%
Far East and Oceania	16%	16%	17%
South America	14%	14%	14%

Total	100%	100%	100%

North America

Sales to customers in North America accounted for 28% of our total consolidated sales volume of seamless steel pipe products in 2004, 27% in 2003 and 18% in 2002.

Through our operating subsidiary in Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers and our single largest customer. In 1994, we began supplying Pemex under just-in-time, or JIT, agreements, which allow us to provide them with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories. Sales to Pemex, as a percentage of our total sales, amounted to 11% in 2004.

In 2002, the Mexican congress approved a significant increase in the exploration and production budget of Pemex in the context of Pemex’s plans to increase oil production to four million barrels per day and gas production to 7,000 million cubic feet per day by 2006. As this budget increase was only approved late on in 2002, Pemex did not increase exploration and production activities until the second half of the year. In 2003, Pemex continued to increase exploration and production activity and the average number of active rigs was up 42% over the level of 2002. During 2003, Pemex also began to let out politically controversial multiple services contracts to operate some of its gasfields. During 2004, sales of seamless pipes in Mexico reached record levels, increasing by 30% over the previous year, reflecting the strong growth in Pemex’s exploration and production spending over the past few years as well as increased activity in the industrial sector. Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users other than Pemex rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. During 2002, our sales to these customers declined reflecting a reduction in North American industrial production activity but, in 2003 and 2004, sales increased reflecting the recovery in North American industrial production activity.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. In 2002, demand from the oil and gas sector declined due to low levels of oil and particularly gas prices immediately prior to and during the winter drilling season that led to a sharp slowdown in the annual level of drilling activity. During 2003, there was an increase in drilling activity prompted by higher gas and oil prices but sales of seamless pipes did not increase correspondingly. During 2004, the average rig count levels remained similar to the previous year but demand for seamless OCTG rose, due to the greater depth of wells being drilled. With technological improvements and higher oil prices making the recovery of oil from bitumen reserves increasingly attractive, there is considerable interest in exploiting Canada’s extensive oil sands reserves and we are well placed to take advantage of the growing steam assisted gravity drainage or “SAGD” market. Sales to Canadian oil and gas drilling customers are also affected by seasonal factors relating to the difficulty of conducting oil and gas drilling activities during the spring thaw.

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

Europe

Sales to our customers in Europe accounted for 26% of our total consolidated sales volume of seamless steel pipe products in 2004, 27% in 2003 and 28% in 2002.

Our single largest country market in Europe is Italy. The market for seamless pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. The European market also includes the North Sea and Scandinavia area, which is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in that area.

In 2004, a moderately improved economic situation and the increased level of the industrial activity had a positive influence on the demand for seamless tubes in the European Union.

With the acquisition of Silcotub in Romania, in July 2004, we are improving our ability to serve customers in areas such as the Caspian Sea, Eastern Europe and the CIS. We expect its seamless small-diameter pipe mill which has cold drawing facilities, to help us to maintain our market position in the industrial and automotive sector, at a time when many of our customers are establishing operations in Eastern European countries with lower labour costs.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 16% of our total consolidated sales volume of seamless steel pipe products in 2004 and 2003, and 23% in 2002.

Our sales in the Middle East and Africa are sensitive to the international price of oil and its impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. They have also been adversely affected by recent political and military developments in the region particularly with respect to the war in Iraq and subsequent events in that country as well as recent civil and political unrest in Nigeria. After a downturn in 1998 and 1999 as a result of the decline in oil prices, drilling activity in the Middle East and Africa began to recover in 2000 and sales of seamless steel pipes have increased. In 2001, an increase in oil and gas exploration and production activity (particularly in West Africa) resulted in higher sales of seamless pipes, a trend which was reversed at the end of 2002. During 2003, events in Iraq and civil and political unrest, especially in Nigeria, caused some of our customers to halt their drilling projects, and thus demand for our products declined substantially. In 2004, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East. Activity is expected to continue to increase in this region as Saudi Arabia increases its production capacity and deepwater projects in West Africa begin production.

Our sales in the Middle East and Africa could continue to be adversely affected by political and other events in the region, such as armed conflict, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 16% of our total consolidated sales volume of seamless steel pipe products in 2004 and 2003, and 17% in 2002.

Our largest markets in the Far East and Oceania are China and Japan. Our sales in China are concentrated on OCTG products used in Chinese oil and gas drilling activities and seamless tubes used in boilers for power generation facilities. Although apparent consumption of seamless pipes in China increased during 2003 and 2004, this increase was met by higher sales of pipes produced by local producers, who have been increasing their production capacity.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for seamless steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In recent years, demand has weakened in line with the general downturn in the Japanese economy but in 2004 recovered mainly due to strong demand of construction machinery export business for China. In addition, domestic prices increased reflecting higher material prices and lack of capacity in Japanese steel mills.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

South America

Sales to our customers in South America accounted for 14% of our total consolidated sales volume of seamless steel pipe products in 2004, 2003 and 2002.

Our largest markets in South America are Argentina and Venezuela, countries in which we have manufacturing subsidiaries. Our sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by government actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil exports, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by government actions and policies and their consequences, including general strikes, agreements to vary domestic production pursuant to quotas established by OPEC, and measures relating to the taxation of oil and gas production activities and other matters affecting the investment climate. See Item 3.D. “Risk Factors—Risks Relating to Emerging Markets.”

A principal component of our marketing strategy in the Argentine and Venezuelan markets is the establishment of long-term supply agreements with significant local and international oil and gas companies operating in those markets. In recent years, we have sought to retain and expand our sales to those customers by offering value-added services.

In Argentina, we have enjoyed a sustained, close business relationship with Repsol YPF S.A., or Repsol YPF, an integrated oil and gas company engaged in all aspects of the oil and gas business. Repsol YPF, one of the world’s ten largest oil and gas companies, was created as a result of the acquisition in 1999 of YPF S.A., the leading oil and gas producer in Argentina, by Repsol S.A., a Spanish oil and gas producer. We have strengthened our relationship with Repsol YPF and other participants in the Argentine oil sector through JIT agreements, similar to our JIT agreement with Pemex. In June 2001, we renewed and extended the scope of our JIT agreement with Repsol YPF for a period of five years.

In 2004, demand from oil customers was strong throughout the year in spite of the continued application of a tax on oil exports. During 2004, this tax which was introduced in 2003 at a rate of 20%, was increased with increments depending on the West Texas Intermediate crude oil price, or WTI price, imposed. On the other hand, demand from seamless pipes for gas drilling was minimal due to low gas tariffs, which are affected by regulation in the industry. We also serve the demand for seamless steel pipes for other applications in the Argentine market. Demand from this sector in 2004 has increased from low levels in response to increased activity in the agricultural sector and in import substitution as well as increased demand for compressed natural gas cylinders used to convert vehicles to run on low-cost natural gas.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela S.A., or PDVSA, the state-owned oil company, and many private-sector operators in the oil and gas sector. In 2002 and 2003, OPEC production quota cutbacks and adverse political and economic developments, which culminated in a general strike starting in December 2002 and extending to February 2003 led to a substantial decline in exploration and production activity in the oil and gas sector. Additionally, PDVSA decided to implement a significant reduction in inventories of seamless pipes. These factors led to a substantial decline in our sales of seamless pipes in Venezuela in 2002 compared to the previous year and in January 2003 our sales of seamless pipes in Venezuela effectively came to a halt. Following the termination of strike action exploration and production activity has resumed and demand for our seamless pipes in Venezuela has improved, showing an increase of 50% in 2004 over the previous year, in line with the increase in the average rig count.

Welded Steel Pipes

We believe that we are the leading supplier of welded pipes for gas pipeline construction and industrial applications in South America. We also supply welded steel pipes to selected gas pipeline construction projects worldwide. Demand for our welded steel pipes is principally affected by investment in gas pipeline projects, especially in South America. In 2002, sales of welded steel pipes were strong, reflecting high demand for such products in connection with the construction of large pipeline projects in South America, such as those in Ecuador and Peru, as well as ongoing pipeline network integration projects in the region. Deliveries of welded steel pipes to those projects in Ecuador and Peru were substantially completed in 2002 and demand for our welded pipe products in 2003 came largely from the local Brazilian market for projects undertaken by Petróleo Brasileiro S.A., or Petrobras. In the second half of 2003, incoming orders from major projects in Brazil were deferred due to delays in obtaining the necessary environmental clearances. This resulted in a sharp decline in sales in the second half of 2003, which continued through the first half of 2004. During the second half of the year, demand in Brazil picked up and we were able to supply gas pipeline projects placed on hold because of environmental clearances and, new projects.

Energy

Through a subsidiary formed in 1999, we have developed an energy supply business in Italy, following the partial deregulation of the energy sector by the Italian government. Initially formed to supply electricity to Dalmine and to other users in the Bergamo area, DaEn has rapidly expanded and currently supplies electricity to many industrial companies in Italy. DaEn purchases electricity principally from GRTN Gestore della Rete di Trasmissione Nazionale S.p.A., or GRTN, formerly known as Enel Distribuzione S.p.A., at wholesale market prices under volume and delivery conditions that closely match those at which it sells to its customers.

In December 2001, DaEn began operating in the natural gas business. DaEn purchases its natural gas requirements from Snam S.p.A. under a long-term contract that expires on October 1, 2011, which contains annual, quarterly and daily “take-or-pay” provisions and had an outstanding value, as of December 31, 2004, of approximately €588 million (USD800million). During 2004, DaEn traded 3 Twh of electricity and 652 million scm of natural gas.

DaEn recognizes revenue only upon delivery of electricity and gas and other services to its customers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals.

Other products

Our other products and services include sucker rods used in oil extraction activities, HBI from our new facility in Venezuela, steam and excess energy from our new power generation plant in Argentina, ferrous scrap and procurement services.

Prior to the reorganization of Tenaris Global Services as a subsidiary of Tenaris in October 2002, some of the subsidiaries, representative offices and other assets of Tenaris Global Services were involved in the sale and marketing of other steel products (principally sales in North America and Europe of steel products produced by Sidor and Siderar S.A., or Siderar, a Techint group company producing flat steel in Argentina). Since June 30, 2003, we have discontinued these sales of other steel products.

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

Our principal competitors in the international seamless steel pipe markets can be grouped by origin as described below.

•	Japan. Sumitomo Metal Industries Ltd. and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	Western Europe. Vallourec & Mannesman Tubes, or V&M Tubes, a Franco-German venture, has mills in Brazil, France, Germany and the United States. V&M Tubes has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil and the Middle East. V&M Tubes is an important competitor in the international OCTG market, particularly for high-value premium joint products. In May 2002, V&M Tubes purchased the seamless tubes division of North Star Steel, a leading U.S. producer of OCTGs for the domestic market, which was renamed V&M Star. Tubos Reunidos S.A. of Spain and Voest

Alpine AG of Austria each has a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a presence in the international OCTG market with sales mostly directed to the United States and the Commonwealth of Independent States, or CIS.

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

Domestic Markets

We compete against importers of seamless steel pipe products and, to a lesser extent, against welded steel pipe products in the domestic markets of our manufacturing subsidiaries in Argentina, Venezuela, Mexico and Canada (countries in which we are the sole domestic producer) and against domestic, regional and other competitors in Italy, Japan and Romania.

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

During the 1990s and more recently, our Argentine subsidiaries have faced increased competitive challenges from outside Argentina as a result of the Argentine government’s trade liberalization policies. In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay established Mercosur, a common market organization whose four members have signed agreements that aim for eventual economic integration and the creation of a free trade zone and common external tariffs. Mercosur has eliminated or significantly reduced over time import duties, tariffs and other barriers to trade among the member nations. Zero tariffs have applied among Mercosur members to seamless steel pipe products since January 1, 2000. As of December 2004, the tariff applicable to seamless steel pipe products imported from outside Mercosur was 16%, while the tariff for welded pipe products imported from outside Mercosur was 14%.

Recently, Mercosur and the Andean Community (Perú, Colombia, Ecuador and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. Mercosur also is negotiating free-trade agreements with the EU, Mexico, India and South Africa, as well as participating in the Free Trade in the Americas, or FTAA, negotiations encompassing virtually all countries in the Americas.

In addition, Mercosur has a trade agreement with Chile, pursuant to which all tariffs in steel products have been eliminated. Mercosur has also signed a free trade agreement with Bolivia in 1996, pursuant to which all steel products will receive a 100% tariff preference since January 1, 2006.

Argentina has a partial scope agreement (ACE-6) with Mexico, which grants duty free trade for seamless pipes.

Argentina has imposed antidumping duties (54.65% margin) against imports of welded line pipe from Japan, which are scheduled to remain in effect until December 2006.

Venezuela

We compete in the Venezuelan market both as a domestic producer and foreign supplier.

In April 2002, Venezuela imposed import tariffs ranging from 20% to 30% (an increase from 5% to 15%) on steel products (including seamless steel pipes) from countries with which it did not have a free trade agreement. These increased tariffs (from the 5% to 15% range in effect prior to April 2002) expired in October 2003. Nevertheless Venezuela requested a new 10% increase and the Andean Community authorized it. A zero tariff applies to steel imports from Andean Community member countries, Chile, and Mexico. Venezuela is participating in the FTAA negotiations.

Since 1996, Venezuela has imposed antidumping duties against seamless line pipe and welded pipes imports from Japan (87% and 86.6% respectively). These duties are scheduled to remain in effect until 2005, and the Venezuelan government is expected to decide during 2005 whether or not the duties will be extended for another five years.

Mexico

We are the sole producer of seamless steel pipe in Mexico. Accordingly, our competition in the Mexican market is limited to imports. Competition in the Mexican market has been increasing in recent years, as the Mexican government has entered into free trade agreements that have reduced trade barriers and tariffs on steel imports (including seamless steel pipes) from participant countries. As a member of the North American Free Trade Agreement, or NAFTA, which came into effect January 1994, Mexican duties on OCTG products have been gradually reduced from 15% in 1993 to zero since the beginning of 2003. In 2000, Mexico signed a trade agreement with the EU, under which seamless steel pipe imports from the EU were subject initially to a 7% duty, which is to be progressively reduced until zero in 2007.

In addition, the Mexican government has signed trade agreements with Chile, Bolivia, Nicaragua, Costa Rica and Uruguay. Mexico also has a free trade agreement with EFTA (Switzerland, Liechtenstein, Iceland and Norway). Mexico also joined the Group of Three, or the G-3, in 1995 with Colombia and Venezuela. Under the G-3 agreements, as of July 1, 2003, duties on seamless steel pipes are reduced annually for a ten-year period begun in 1995 by 1.1% (from 1995 until July 2003, it was 1.08%) or 0.72% (depending on the product). Mexico has a partial scope agreement (ACE 6) with Argentina, which grants duty free trade seamless pipes.

Since 2000, Mexico has imposed antidumping duties of 99.9% on seamless steel line pipes from Japan, which are scheduled to remain in effect until November 2005.

Mexico has imposed final antidumping duties of 79.65% and 42.00% on seamless line pipe imported from Russia and Romania respectively, and a final antidumping duty of 81.04% on imports of pipe fittings from China since June 2004.

Canada

We are the sole domestic producer of seamless steel pipe in Canada. We compete with domestic welded pipe producers, as well as imports. Canada does not impose import tariffs on steel pipe imports, largely opening the domestic market to international competition for those products. Canada is a NAFTA member, has a free trade with USA and Mexico, and is participating in the current FTAA negotiations.

Canada has imposed antidumping duties on welded pipes from Argentina (86.9%), Brazil (103.9%), and Romania (17.80%), among other countries. It has also imposed antidumping duties against fitting imports from China.

Italy

In Italy and elsewhere in the EU, we compete against European and non-European producers of seamless steel pipe products, most notably V&M Tubes.

Import barriers have fallen and competition has increased recently in Italy and other EU markets for seamless steel pipe products. Since 2002, non-EU imports of seamless pipes into the EU have been strong and had a negative impact on our sales in Italy because of the imports often have been at significantly lower prices. This import increase occurred despite antidumping and other restrictions placed on certain steel imports in previous years that remain in effect. The European Commission (following pressure from the European seamless pipe industry) has imposed antidumping duties and other import restrictions on certain steel products from Ukraine and Croatia since February 2000, and from Russia, Poland, the Czech Republic, Slovakia, Romania and Hungary since 1997. The European Commission currently is reviewing these measures, which expired in 2002 but are still being enforced. The measures against Poland, Czech Republic, Slovakia and Hungary are no longer in effect.

As a result of the expansion of the EU to include ten new country members (Poland, Cyprus, Czech Republic, Slovakia, Malta, Hungary, Latvia, Lithuania, Slovenia and Estonia) since May 2004, there is expected to be stronger competition in Europe from these countries’ steel products.

The EU is negotiating trade agreements with the Andean Community and Mercosur.

Japan

NKKTubes is a leading producer of seamless steel pipes in Japan. In the domestic market, it competes against Sumitomo Metal, JFE and Nippon Steel. Japan signed a free trade agreement with Mexico, which will enter in effect after both countries ratify the agreement, which is expected to occur during 2005.

Brazil

Confab is a leading producer of welded steel pipes in Brazil. Brazil currently imposes on non-Mercosur imports a 16% tariff for seamless pipe and 14% for welded pipe. Brazil has free trade agreements with Mercosur, Chile and Bolivia. The Andean Community and Mercosur have agreed to gradually reduce steel-related tariffs to zero over a period of 8 to 12 years.

Capital Expenditure Program

In recent years, we have undertaken a major round of capital investment projects at all of our facilities. The focus of these capital investment projects has been to upgrade these facilities to state-of-the-art status in terms of automation and quality control, and to expand our capacity to produce premium quality and other high-grade products. As a result, we have established a strong reputation for the quality of our products as well as increased significantly the proportion of heat-treated and high value added proprietary premium joints products within our product sales mix.

We will continue to invest in the modernization and improvement of our facilities and our processes as well as to expand our capability to produce high-grade products. We will also make expenditures at all of our facilities to improve environmental and safety conditions.

During 2004, at our Campana facility in Argentina, we expanded our direct reduction unit to increase steel production cost advantages. Premium products production was also boosted by the addition of special threading lines for both tubes and couplings.

At our Veracruz facility in Mexico, we installed a new quenching tank at the main heat treatment facility. Down stream, value added operations were enhanced by the construction of a new auto components facility to supply the automobile industry.

At our Dalmine facility in Italy, we improved the expanding mill and brought a heat treatment installation again into production, after being modernized.

At our Algoma plant in Canada, a new quenching head was installed at the heat treatment facility, thus allowing superior steel grades and better dimensional tolerances.

At our welded pipe facilities, we installed a new forming section at the Argentine Siat SAW line, enabling us to produce more demanding tubes that are required for new Argentine gas pipe line projects. In Brazil, Confab welding lines have been revamped to allow the production of heavier pipes and the use of more demanding steels.

NKKTubes continues with its upgrading program targeting the rolling mills control systems and the non -destructive equipment of the finishing floors.

We started up a new threading facility in Nigeria, to serve customers in the West Africa market.

We also invested to increase capacity in our small sucker rods business by puting into operation a sucker rod plant in Brazil and acquiring and revamping an existing bar mill located in San Luis, Argentina to guarantee the supply of mother bars for our sucker rod mills in Argentina and Brazil.

The total amount spent by us for our capital expenditure programs in 2004 was USD163.2 million, compared to USD137.5 million in 2003 and USD124.6 million in 2002.

Capital expenditure projects planned for 2005 are expected to require investments exceeding the amounts expended in each of the last two years, including:

•	a significant modification of the medium range finishing floor in Siderca, Argentina;

•	a new finishing line for the small range in Tamsa, Mexico as well as the expansion of its premium facilities, its cold drawing area and its new auto components plant;

•	a general upgrading of the Silcotub plant in Romania,

•	several intervention at the different service centers distributed along our main areas of activities, and

•	investment in a new gas-fired power generation plant in Dalmine, Italy to achieve self-sufficiency in energy for our Italian operations and which is expected to be completed in February 2007.

In addition, we expect to spend approximately EUR25 million (approx. USD32 million) in investments in Donasid, our recently acquired steel producer in Romania, to adapt the steel shop to produce round steel bars and other improvements.

Information Technology

In addition to capital expenditures at our plants, we have invested in the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. These investments include:

•	the installation of new globally integrated commercial IT systems to improve customer service capabilities, including an order tracking system available to major customers via Internet;

•	the establishment of a specialized procurement company, known as Exiros, through which we have centralized the procurement for all our operations, with an internet portal to reduce purchasing costs and enhance logistics;

•	the establishment of a new centralized data center to improve the quality, speed and reliability of the information and IT services;

•	the implementation of new finance and administrative systems to improve management control and information and to enable the development of synergies; and

•	continuous adaptation of the IT organization in order to better align it with business processes and business objectives, including particular compliance with internal control.

Investments in information systems totaled USD20.0 million in 2004, compared to USD23.7million in 2003 and USD14.6 million in 2002.

Subsidiaries

We operate primarily through subsidiaries. For a complete list of our subsidiaries and a description of our investments in other companies, see AP B and note 32 to our consolidated financial statements included in this annual report.

Below is a simplified diagram of our corporate structure, as of December 31, 2004:

(1)	The remainder of Confab was owned by the public. As of April 30, 2005, we held 99% of Confab’s voting stock.
(2)	As of April 30, 2005, the remainder of NKKTubes was beneficially owned by JFE Engineering.
(3)	As of April 30, 2005, the remainder of Tavsa was owned by the Republic of Venezuela through the Corporación Venezolana de Guayana.
(4)	As of April 30, 2005 the remainder of Silcotub was owned by the public.

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

Tamsa

Tamsa is the sole seamless steel pipe producer in Mexico. In June 1993, through a subsidiary of Siderca that held a 6% interest in Tamsa, we invested USD67.1 million to acquire an additional 18% interest in Tamsa. Since this investment, we, directly or indirectly, continued to make additional purchases of Tamsa’s stock. Pursuant to the exchange offer concluded in December 2002, we acquired a further 44% of Tamsa’s stock. Effective on August 11, 2003, Tamsa delisted its shares from the Mexican Stock Exchange and terminated its ADR program. On September 15, 2003, we completed a second exchange offer for all Tamsa shares and ADSs owned by the public. At December 31, 2004, we held, directly or indirectly, 99.96% of Tamsa’s shares.

Dalmine

Dalmine is the leading seamless steel pipe producer in Italy and a leading seamless steel pipe producer in the EU. In February 1996, through a subsidiary of Siderca, we acquired a 37% interest in Dalmine. Since this initial investment, we, directly or indirectly, have made additional purchases of Dalmine’s ordinary stock. Pursuant to the exchange offer concluded in December 2002, we acquired 41% of Dalmine’s ordinary stock. As a result of a tender offer completed in June 2003 and subsequent acquisitions in the open market in accordance with applicable law, at December 31, 2004 we held, directly or indirectly, 99% of the shares of Dalmine.

Tavsa

Tavsa was formed to run the seamless pipe business formerly part of Sidor. On October 9, 1998, Tamsa entered into an agreement with the Venezuelan government, pursuant to which Tamsa acquired 70% of Tavsa for an initial equity contribution of USD11.7 million. The Venezuelan government holds the remaining 30% of Tavsa.

AlgomaTubes

AlgomaTubes is the sole seamless steel pipe producer in Canada. On June 14, 2000, our subsidiary Siderca entered into an agreement with Algoma Steel pursuant to which, through a newly incorporated Canadian subsidiary, AlgomaTubes, we leased and operated Algoma Steel’s seamless steel pipe manufacturing facilities in Sault Ste. Marie, Ontario, Canada. The lease agreement, which came into effect on October 1, 2000, had a term of 20 years, and contemplated a purchase option. On February 2, 2004, we purchased the leased land, manufacturing facilities, spare parts and other operating assets for USD9.6 million.

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

Silcotub

Silcotub is the leading Romanian producer of small diameter seamless pipes for OCTG and other applications and has an annual production capacity of 180,000 tons of seamless pipes. It began its operations in 1981. On July 26, 2004, we paid USD42.0 million to acquire Tubman International Ltd, a holding company registered in Gibraltar that owns 85% of Silcotub. Silcotub also owns S.C. Tubinox S.A., or Tubinox, another domestic pipe producer. Silcotub is listed in the Bucharest Stock Exchange, while Tubinox is listed in the Romanian Electronic Exchange RASDAQ.

Welded Steel Pipe Manufacturers

Siat

Siat is the leading producer of welded steel pipes in Argentina. In 1986, Siderca acquired 100% of Siat. In December 1992, Siderca transferred a 30% interest in Siat to Confab in exchange for a 30% interest in Confab’s then subsidiary, Confab Tubos S.A.

Confab

Confab is the leading welded tubes manufacturer in Brazil, and also manufactures and sells industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment, standard and high-pressure vessels, pulping equipment and direct fire heaters. In August 1999, Siderca acquired a 39% interest (99% of voting capital) in Confab for USD43.5 million. Since this investment, we have exercised control of Confab. Confab is listed on the Sao Paulo Stock Exchange BOVESPA.

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

DaEn

DaEn was established in 1999 as a wholly-owned subsidiary of Dalmine. Initially formed to supply electricity to Dalmine and to other industrial users, it has rapidly expanded and currently supplies electricity and natural gas to many industrial companies in Italy.

Metalmécanica

Metalmécanica is a manufacturer of couplings and accessories and is the leading producer of sucker rods for the oil and gas industry in Latin America. We have a 100% interest in Metalmécanica.

Tenaris Connections

Our wholly owned subsidiary, Tenaris Connections AG, is the owner of our premium connection technology for OCTG used in the production of hydrocarbons in the oil and gas industry.

Matesi

In July 2004, jointly with Sidor, we formed Matesi and acquired a Venezuelan iron reduction plant, located in Ciudad Guayana, Venezuela, which has a nominal annual design capacity of 1.5 million tons of HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%.

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

During 2003, Sidor, Amazonia and their creditors (including the Venezuelan government) restructured Sidor’s and Amazonia’s debt. As a result of the restructuring, we hold a 24.4% equity interest in Ylopa Serviços de Consultadoria Lda., or Ylopa, a special-purpose corporation incorporated in Madeira. Under the terms of the restructuring, Ylopa purchased all of Amazonia’s bank debt and a portion of Sidor’s bank debt for USD133.5 million, Sidor purchased a portion of its own bank debt for USD37.9 million and the remainder of Sidor’s bank debt was refinanced. As part of this refinancing, Sidor’s lenders agreed to reduce interest rates and extend the term of the debt.

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

The 2003 restructuring and subsequent agreements also set forth a mechanism for Sidor to repay a portion of its debt, whereby its excess cash (determined in accordance with a specific formula) is to be allocated between the Sidor’s banks, Ylopa (or Amazonia) and the Venezuelan government (the latter according to their equity stakes in Sidor of 60% and 40%, respectively). On October 2003, Sidor began to distribute excess cash to Ylopa on a semi- annual basis. During the year ended December 31, 2004, we received USD38.0 million from Ylopa related to Sidor’s excess cash. As from January, 2005, Sidor began to distribute excess cash on a quarterly basis.

As of December 31, 2004 and as a result of the 2003 restructuring, Amazonia’s equity interest in Sidor was 60% and our indirect interest in Amazonia was 14.5%. In addition, we held an additional indirect investment in Amazonia through convertible debt held by Ylopa. On February 3, 2005, Ylopa exercised its option to convert its convertible debt instruments into Amazonia’s common stock. As a result, our participation in Amazonia increased from 14.5% to 21.2%, thereby increasing our indirect participation in Sidor from 8.7% to 12.6%.

On May 18, 2005, we announced that we will exchange our 12.6% equity interest in Sidor, held through our participation in Amazonia, and our participation in Ylopa, for shares in a company in which the Techint group has announced that it intends to consolidate its holdings in flat and long steel producers.

This company will consolidate Sidor, Siderar, the Argentine flat steel producer, and Hylsamex S.A. de C.V., the Mexican manufacturer of flat and long steel products, provided that, for the consolidation of Hylsamex, the Techint group successfully concludes its acquisition of a majority shareholding in Hylsamex pursuant to the agreement it reached on May 18, 2005 with Alfa S.A. de C.V., the owner of 42.5% of the shares of Hylsamex.

The restructuring agreements contemplate certain continuing obligations and restrictions to protect claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Sidor’s and Amazonia’s existing shares that, absent the occurrence of an event of default under the documents of the restructuring, are expected to be released in July 2005, pledges to Sidor’s financial lenders of any future debt of Amazonia and limitations to the constitution of liens over financial assets issued by Amazonia.

Raw Materials

At our integrated seamless steel pipe facilities in Argentina, Mexico and Italy, our principal raw materials are iron ore, ferrous scrap, pig iron, pre-reduced iron, DRI, including DRI in hot briquetted form, or HBI, and ferroalloys. These are processed in electric furnace steel shops into steel bars and ingots, which are then further processed in our rolling mills, and finishing lines into seamless steel products. In Argentina, we produce our own DRI using iron ore imported from neighboring Brazil and natural gas as a reductant, and we source ferrous scrap domestically through Scrapservice S.A., our 75% owned Argentine scrap collecting and processing subsidiary. In Mexico, we import most of our pig iron and DRI requirements and purchase ferrous scrap from domestic and international markets. In Italy, we purchase pig iron and ferrous scrap from European and international markets as well as special metals for certain products. We coordinate our purchases of ferroalloys worldwide. Below we have provided a more complete description of the raw material and energy situation at our integrated facilities in these three countries.

In July 2004, jointly with Sidor we formed Matesi, and acquired a Venezuelan iron reduction plant. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity of 1.5 million tons but has never operated at full capacity having been shut down in 2001 shortly after its start-up. The operation of this HBI facility is expected to give us substantially increased access to Venezuela’s low cost iron ore and natural gas for the production of pre-reduced iron for use principally in our Mexican and Italian operations.

At our other seamless steel pipe facilities, we use round steel bars and ingots as our principal raw materials. In Japan, NKKTubes purchases these materials from JFE, and in Venezuela, Tavsa purchases these materials from Sidor. In each case, those purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, both NKKTubes and Tavsa are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials. In Canada, we currently use steel billets produced in our integrated facilities in Argentina and Mexico, where we have an excess of steelmaking capacity over our pipe making capacity, but in May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, to deliver some of the plant’s steel bar requirements starting in the second half of 2005. In Romania, we are currently using round steel bars acquired from suppliers in Eastern Europe, but through the acquisition of Donasid in May 2005, we expect to produce steel bars to meet the majority of Silcotub’s requirements.

In our welded pipe facilities, we purchase steel sheets and steel plates principally from domestic producers for processing into welded steel pipes.

Integrated Production Facility in Italy

For our facilities in Italy we purchase our ferrous scrap requirements mainly from the Italian and EU market and the remainder from other parts of the world. We purchase our pig iron requirements primarily from Russia, Algeria, Turkey and Ukraine; unlike ferrous scrap purchases, which are primarily denominated in euros, our pig iron purchases are usually denominated in U.S. dollars. High-alloy and other special quality steels are supplied under annual contracts, with prices closely linked to prevailing ferrous scrap prices. The costs of scrap and pig iron in Italy increased significantly during 2004 in line with the increases in prices for these commodities in the Western European market reflecting increases in international demand for steel products, especially from China.

Our main facility in Italy consumes large quantities of electric power, particularly in operating the electric furnace to produce steel. In the first half of 1999, the Italian government instituted deregulation measures; in July 1999, we created a wholly owned subsidiary, DaEn, to acquire electrical and other forms of energy at wholesale rates for our Italian operations and for other companies in the Bergamo area belonging to the Consorzio Orobie Energia. DaEn began to operate in January 2000, after having identified sources for the purchase of electrical energy and entered into supply contracts with companies in the consortium. Today, all of our Italian electric and gas power requirements are supplied by DaEn, which purchases electric power principally from GRTN and natural gas from Snam S.p.A. The costs of electric energy and natural gas increased in Italy in 2004.

Integrated Steel Production Facility in Mexico

At our Veracruz facility in Mexico we obtain DRI and pig iron mainly from foreign suppliers. We obtained the rest of our metal requirements for 2004, 2003 and 2002 from the domestic market, the United States and other scrap-exporting countries. We have our own scrap collection yard in Coatzacoalcos, Veracruz, which started operations in June 1998 and acquired an additional yard in Merida, Yucatan in March 2004. The costs of scrap, DRI and pig iron in Mexico increased significantly during 2004 in line with increases in the prices of such materials in the North American market reflecting increased international demand for steel products, particularly from China.

Our purchases of raw materials for our Mexican operations are made pursuant to primarily short-term supply arrangements. However, to secure a long-term supply of HBI, we made an investment in, and entered into an off-take contract with, Complejo Siderúrgico de Guayana C.A., or Comsigua, to purchase on a take-and-pay basis 75,000 tons of HBI annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Under this contract, we are required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, we will purchase the HBI at a slight discount to market price. As a result of continuously weak market prices for HBI from the start-up of the Comsigua plant until the second half of 2003, we paid higher-than-market prices for our HBI during that period and according to the original contract accumulated a credit. During the year ended at December 31, 2004 we paid lower-than-market prices for our HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales. At December 31, 2004, the accumulated credit amounted to approximately USD11.1 million. This credit, however, is offset by a provision for an equal amount. We own, through our principal Mexican subsidiary, a 6.9% equity interest in Comsigua. In addition, we agreed to cover a portion of Comsigua’s cash operating and debt service shortfalls, pledged our shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD3.2million outstanding as of December 31, 2004) in support of a USD156 million (USD42.5million outstanding as of December 31, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. We have been also required to pay an aggregate of USD1.5 million, representing our share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. For more information about this contract, see note 25 (v)(a) of our audited consolidated financial statements included in this annual report.

Our Veracruz facility consumes large quantities of electric power, particularly in operating the electric furnaces used to produce steel. This electric power is furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission. The costs of electric power in Mexico increased in 2004 reflecting higher fuel prices.

Integrated Steel Production Facility in Argentina

At our Campana facility in Argentina we vary within limits the proportion of ferrous scrap to DRI that we use to manufacture our products based on the relative price of these inputs.

We operate a Midrex DRI production plant in Argentina to generate DRI using, as raw materials, pellets and lump ore purchased under long-term contracts from suppliers in neighboring Brazil. Prices under these contracts are fixed on an annual basis in accordance with market conditions and follow the prices agreed between the major iron ore exporters and their main steel industry clients. Our annual consumption of iron ore in Argentina ranges between 900,000 and 1,300,000 tons and is supplied primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A under one-year fixed price contracts. We arrange the transportation of the iron ore, taking advantage of dry bulk cargo vessels on their return from Europe and utilizing our own port facilities. We have the capacity to store approximately 330,000 tons of iron ore, or enough to supply our manufacturing activity in Argentina for three months. The costs for iron ore imported into Argentina from Brazil increased in 2004 in line with increases in international iron ore prices.

To meet our requirements for ferrous scrap at competitive prices, we established Scrapservice S.A., a subsidiary in Argentina that collects and processes ferrous scrap. Our costs of collecting and processing ferrous scrap in Argentina increased during 2004 reflecting higher demand from local steel producers and a tight supply situation following several years of recession. In 2004 this cost increased to levels similar to those previous to the Argentine peso devaluation.

We consume large quantities of electricity (approximately 1,100,000 megawatts per year) for our manufacturing activities at the Campana facility, particularly in the operation of the electric furnaces used to melt DRI and ferrous scrap. In order to secure a source of electric power on the most competitive terms, we acquired an electric power generating facility located in San Nicolás, approximately 200 kilometers northwest of Campana at a cost of USD16.9 million net of cash and cash equivalents. The power plant is a modern gas turbine facility that came on stream in 1998 and has a power generation capacity of 160 megawatts and steam production capacity of 250 tons per hour. As a result of this purchase, our operations at Campana, which consume around 160 megawatts at peak production and an average of 90 megawatts, have become self-sufficient in electric power requirements. Power generated at the plant that is in excess of our requirements is sold on the open market and steam is sold to Siderar, an affiliate company that operates a steel production facility in San Nicolás. We also have a thermo-electric generating facility with a capacity of 35 megawatts at Campana, which can operate with natural gas or fuel oil. In October, 2004, during a maintenance stoppage, we detected technical problems and shut down the San Nicolás power plant. The reparation work is expected to be completed by September 2005. See note 25 (v) (i) to our audited consolidated financial statements for further information on the power generating facility’s technical problems.

We also consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. On March 4, 2003, we entered into an agreement with Tecpetrol, a Techint group company, under which we paid USD15.3 million for the advance purchase of 760 million cubic meters of natural gas to be delivered to our Campana facility and our newly acquired power generation facility over a period of five years on pricing terms that will enable us to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of the agreement, we will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Our purchases from Tecpetrol in 2004 amounted to USD5.5 million, USD6.2 million in 2003, and USD3.4 million in 2002. We also have transportation and distribution agreements with Transportadora de Gas del Norte S.A., or TGN, and Gas Natural Ban S.A., or Gasban; these contracts will expire in 2005 and may be renewed at that time. The Techint group has a significant investment in TGN. Finally, for the final transportation phase, we have a supply contract with Gasban that expires in 2009. The costs of natural gas in Argentina fell substantially in 2002 following the Argentine peso devaluation and subsequent freezing of tariffs in local currency terms and increased in 2003 and 2004 reflecting the continuing freeze on tariffs and the appreciation of the Argentine peso against the U.S. dollar.

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

R&D activities are carried out primarily at specialized research facilities located at the Campana plant and at the research facilities of the Centro Sviluppo Materiali S.p.A., or CSM, in Rome. In May 1997, we acquired an 8% interest in CSM. We also have a laboratory specialized in advanced welding techniques in Veracruz, which we plan to expand to include full scale testing capabilities.

Product development and research currently being undertaken include:

•	proprietary premium joint products including dopeless technology;

•	heavy wall deep water line pipe and risers;

•	tubes and components for the car industry and mechanical applications; and

•	tubes for boilers.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include the design of a new quenching device for heavy wall pipes and modeling of rolling and finishing process, with the goal of improving product quality.

We spent USD26.3 million for R&D in 2004, compared to USD21.9 million in 2003 and USD14.0 million in 2002.

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

Insurance

We carry property, accident, fire, third party liability, product liability and certain other insurance lines, in line with common industry practices. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount. In general terms, we do not carry loss-of-profit or business interruption insurance.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, which differ in certain significant respects from U.S. GAAP. See AP V and note 34 to our consolidated financial statements included in this document, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity for the periods and at the dates indicated.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in this annual report and others that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. In the last decade, we have successfully expanded our business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and a theoretical annual production capacity of 3.3 million tons of seamless steel pipe products (including the production of the recently acquired Silcotub), compared to 800,000 tons in the early 1990s. In addition to our investments in seamless steel pipe operations worldwide, we also own controlling interests in the leading producers of welded steel pipes in Argentina and Brazil, with a combined theoretical annual production capacity of 850,000 tons, and have established an energy supply business in Italy. We have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets.

Our primary source of revenue is the sale of seamless pipes in several markets worldwide. Sales of seamless pipes represents a high percentage (79% in 2004) of our total sales, and we expect sales of such products to continue to be our primary source of revenue. The global market for seamless pipes is highly competitive, with the primary competitive factors being price, quality and service. We sell our products in a wide variety of countries worldwide and compete in international markets against primarily European and Japanese producers. Our largest markets for seamless steel products are concentrated in the countries in which we have manufacturing subsidiaries.

Our sales of seamless pipes are sensitive to the international prices of oil and gas and their impact on the drilling activity of participants in the oil and gas sectors. Demand for seamless pipes from the global oil and gas industry is a significant factor affecting the general sales volumes and prices of our products. In 2004, higher energy demand growth and persistently high oil and gas prices, among other factors, led oil and gas producers to increase their investment in exploration and production. Drilling activity rose worldwide, with strong increases in North and South America, and, in the second half of the year, in the Middle East. Our sales of seamless pipes in 2004 rose 37% reflecting increases in average selling prices and sales volume. In 2003, despite relatively high international oil and gas prices, drilling activity outside North America, as measured by the number of active drilling rigs, was flat, as major oil and gas companies focused on capital discipline, OPEC producers focused on production discipline, and military, political and security events affected exploration and production activities in Iraq, Nigeria and Venezuela. We expect the factors that led to increased global drilling activity in 2004 to persist throughout 2005, resulting in continued strong demand for our seamless pipes.

Our seamless pipe production costs are sensitive to the international prices of steelmaking raw materials, which reflect supply and demand factors in the global steel industry. We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of seamless pipes. In 2003 and 2004, international prices of steelmaking raw materials rose substantially from the levels that had prevailed during the previous four years reflecting rapid growth in demand for steel products. In 2004, due to strong market demand for its seamless pipes, we were able to offset the impact of increases in steelmaking raw materials costs through increases in average selling prices. In 2003, however, the increase in average selling prices for our seamless pipes was not sufficient to offset the impact of increases in steelmaking raw material and other costs. We expect that international prices of many of our steelmaking raw materials will show further increases in 2005 but that increases in our selling price for seamless pipes should be sufficient to offset the impact of such cost increases.

Our sales of welded pipe products are volatile and depend on specific projects. The market for our welded steel pipes can vary significantly from year to year and is to a large extent driven by projects to construct oil and gas pipelines in the regional market of our two welded pipe mills in South America. In 2003 and 2004, demand, which had been particularly strong in 2002 due to major pipeline projects in Bolivia, Ecuador and Peru, was affected by the suspension of a gas pipeline project in Brazil in the second half of 2003 and the postponement of further gas pipeline infrastructure projects in that country, which situation extended until the second half of 2004, since when activity has resumed. Demand in Argentina, meanwhile, was affected during 2003 and 2004 due to the uncertain environment for gas transportation, whose tariffs are regulated and currently limited to levels which do not encourage new investment. We expect that demand for our welded pipe products will rise in 2005 over the levels shown in the previous two years if the resumption of projects to build the gas pipeline infrastructure in Brazil and the implementation of projects to expand the capacity of the existing gas pipeline infrastructure in Argentina occur.

Our operating and net income in 2003 were affected by losses incurred in connection with the settlement of the BHP litigation and in 2004 benefited from the conclusion of a related arbitration proceeding. In December 2003, we settled a lawsuit brought by a consortium led by BHP related to pipes produced and delivered by Dalmine prior to its privatization in 1996. According to the terms of the settlement, a total of GBP108.0 million (USD194.3 million) was agreed as compensation to the consortium, inclusive of expenses. In 2003 we recorded an aggregate loss of USD114.2 million -net of provisions previously recorded-, which after income tax effects amounted to a net loss of USD74.6 million in connection with this litigation. In 2004, we recorded a gain of USD123.0 million following the conclusion of the arbitration proceedings we brought against Fintecna S.p.A., an entity owned by the Italian government and successor to the government-owned seller, to compel Fintecna to indemnify us for the amounts paid and payable by Dalmine to the consortium.

Our net income in 2004 benefited from a strong gain, including non-recurring items, arising from results of associated companies. We have indirect investments in Sidor, the largest steel producer in Venezuela, through Amazonia, an international consortium of companies, and through convertible debt held by Ylopa, a company established by some of the shareholders of Amazonia in connection with the restructuring of Sidor and Amazonia’s debt completed in 2003. The convertible debt held by Ylopa was subsequently converted into equity of Amazonia in February 2005. Until 2003 Sidor had experienced significant financial losses and other problems since its acquisition by Amazonia in 1998, which led to a default on its debt obligations and a subsequent restructuring of Sidor’s and Amazonia’s debt. Our results in 2003 showed a gain for the first time in years, reflecting the positive impact of this restructuring, as well as more favorable market conditions for Sidor’s products starting in 2003. In 2004, our results included a gain of USD206.4 million from our indirect investment in Sidor. This included a non-recurring gain of USD83.1 million relating to the convertible debt into equity in Amazonia held by Ylopa, and a further non-recurring gain of USD51.9 million following the reversal of an impairment provision which we recorded on our investment in Amazonia in 2003. The balance of the gain – USD71.4 million – reflected the positive market environment for Sidor’s steel products. We expect to continue to earn a positive return on our investment in Sidor in 2005 as market conditions for Sidor’s products remain favorable.

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. The use of IFRS as opposed to U.S. GAAP has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2004, 2003 and 2002, and the determination of consolidated shareholders’ equity as of December 31, 2004 and 2003. See AP V and note 34 to our audited consolidated financial statements included in this annual report, which reconcile our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

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

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following.

Allowances for Doubtful Accounts

We make estimates of the uncollectibility of our accounts receivable. We analyze our trade accounts receivable on a regular basis and, when aware of a third party’s inability to meet its financial commitments to us, we impair the amounts due by means of a charge to the allowance for doubtful accounts.

In addition, we recognize a charge to the allowance for doubtful accounts when a customer makes a claim in connection with an order that has been invoiced and management estimates that, despite its efforts, we are unlikely to collect in full the amount of the invoice in question.

Our allowance for doubtful accounts is adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. However, some of our minor subsidiaries determine the impaired amount of trade receivables on a case by case basis.

Pursuant to a take-or-pay contract with a supplier of raw materials, we have accrued certain accounts receivable amounting to USD11.1 million. This credit, however, is impaired by a provision for an equivalent amount. This credit may be used to offset increases in the market price of those supplies above the contract price, pari passu with the provision recovery.

Historically, losses due to credit failures, aging of overdue accounts, customer claims and credits with off-takers have been within expectations and in line with the provisions established. If, however, circumstances were to materially change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us), management’s estimates of the recoverability of amounts due to us could be materially reduced. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

We make estimates of the recoverability of our inventories of supplies and spare parts. Our evaluation is made based on the following criteria:

•	analysis of the aging of the supplies and spare parts; and

•	analysis of the capacity of materials to be used based on their level of preservation and maintenance and of their potential obsolescence due to technological changes in the mills.

In addition, in our manufacturing facilities and in most of the subsidiaries of our commercial network, an allowance for slow-moving inventory is made in relation to finished goods based on management’s analysis of their aging and market conditions. For this purpose, we value stocks of finished goods produced by us or purchased from third parties more than one year before the reporting date at their estimated recoverable value. Until the year ended December 31, 2003, we valued goods produced by us or purchased from third parties more than two years before the reporting date at their estimated recoverable value.

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

In respect of all the loss contingencies described in our financial statements, we do not expect to incur losses exceeding the amount accrued at December 31, 2004 that would be material relative to our consolidated financial position, results of operation or liquidity as of December 31, 2004. However, if reserves prove to be inadequate and we incur a charge to earnings, such charges could have a material adverse effect on our results of operation, financial condition and net worth.

Impairments and recoverability of goodwill and other assets

Assessment of the recoverability of goodwill and other assets require a great deal of judgment. We evaluate goodwill allocated to our operating units for impairment on an annual basis and to other assets when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During 2004, due to technical problems detected at our electric power generating facility located in San Nicolas, Argentina, we impaired the value of these assets. This impairment was partially offset by a receivable we recognized with the manufacturer for the cost of the repairs. See note 25 (v) (i) to our audited consolidated financial statements for further information on the power generating facility impairment.

We also test our investments in associated companies, such as the one held in Amazonia, for impairment. In 2004, due to improved economic conditions, Amazonia (based on projections estimated by its management) reversed the impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting impairment tests, the fair value of the subsidiary was determined using the discounted cash flow method, based on financial projections and on a discount rate using market parameters. Therefore, the impairment on our investment in Amazonia was reversed. See note 12 and 25 (ii) to our audited consolidated financial statements for further reference on our investment in Amazonia.

We also test deferred tax assets for impairment. See AP M to our audited consolidated financial statements for additional information about our deferred tax policy.

Although we believe our estimates are appropriate, significant differences in actual performance of the asset or group of assets may materially affect our asset values and results of operation.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income of USD730.3 million for 2004 (compared to net income of USD784.7 million under IFRS), USD203.9 million for the fiscal year ended December 31, 2003 (compared to net income of USD210.3 million under IFRS), and net income of USD92.6 million for the fiscal year ended December 31, 2002 (compared to net income of USD94.3 million under IFRS). The principal differences between IFRS and U.S. GAAP that affected our results of operations were:

•	differences in purchase accounting, recognition of goodwill and, as of January 1, 2002, the non-amortization of goodwill under U.S. GAAP;

•	differences in the basis of the calculation of the deferred income tax related to assets and liabilities that are remeasured from local currency into the functional currency;

•	differences in accounting for investments in associated companies;

•	differences in the recognition of prior service costs related to pension benefits;

•	differences in accounting for changes in the fair value of other financial assets;

•	differences in the accounting of direct costs relating to the exchange offers; and

•	the effects on deferred taxes and minority interest of the above reconciling items.

Shareholders’ equity determined in accordance with U.S. GAAP was USD2,488.4 million as of December 31, 2004, compared to USD2,495.9 million under IFRS and USD1,887.2 million as of December 31, 2003, compared to USD1,841.3 million under IFRS. The principal differences affecting the determination of shareholders’ equity are those described above.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see AP V to our audited consolidated financial statements included in this annual report. For a quantitative reconciliation of these differences, see note 34 to our audited consolidated financial statements included in this annual report.

A. Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information—Accounting Principles—Tenaris” and AP A and B to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2004	2003	2002	2001	2000
Selected consolidated income statement data(1)
IFRS
Net sales	4,136,063	3,179,652	3,219,384	3,174,299	2,361,319
Cost of sales	(2,776,936)	(2,207,827)	(2,169,228)	(2,165,568)	(1,692,412)

Gross profit	1,359,127	971,825	1,050,156	1,008,731	668,907
Selling, general and administrative expenses	(672,449)	(566,835)	(567,515)	(502,747)	(433,617)
Other operating income (expenses), net	126,840	(116,800)	(10,764)	(64,352)	5,877

Operating income	813,518	288,190	471,877	441,632	241,167
Financial income (expenses), net	5,802	(29,420)	(20,597)	(25,595)	(47,923)

Income before equity in earnings (losses) of associated companies, income tax and minority interest	819,320	258,770	451,280	416,037	193,244
Equity in earnings (losses) of associated companies	206,037	27,585	(6,802)	(41,296)	(3,827)

Income before income tax and minority interest	1,025,357	286,355	444,478	374,741	189,417
Income tax	(220,376)	(63,918)	(207,771)	(218,838)	(65,310)

Net income before minority interest	804,981	222,437	236,707	155,903	124,107
Minority interest	(20,278)	(12,129)	(142,403)	(74,557)	(47,401)

Net income	784,703	210,308	94,304	81,346	76,706

Depreciation and amortization	(208,119)	(199,799)	(176,315)	(161,710)	(156,643)
Weighted average number of shares outstanding(2)	1,180,506,876	1,167,229,751	732,936,680	710,747,187	710,747,187
Basic and diluted earnings per share(3)	0.66	0.18	0.13	0.11	0.11
Dividends per share(4)	0.11	0.10	0.06	0.15	0.16

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2004	2003	2002	2001	2000
U.S. GAAP
Net sales(5)	4,136,063	3,179,652	3,219,384	2,313,162	1,166,293
Operating income(5)	823,527	297,568	476,107	422,014	102,740
Income before cumulative effect of accounting changes	730,339	203,908	110,049	163,921	77,333
Cumulative effect of accounting changes	—	—	(17,417)	(1,007)	—
Net income	730,339	203,908	92,632	162,914	77,333
Weighted average number of shares outstanding(2)	1,180,506,876	1,167,229,751	732,936,680	710,747,187	710,747,187
Basic and diluted earnings per share before effect of accounting changes(3)	0.62	0.18	0.15	0.23	0.11
Cumulative effect of accounting changes per share(3)	—	—	(0.02)	(0.00)	–
Basic and diluted earnings per share(3)	0.62	0.18	0.13	0.23	0.11

(1)	Certain comparative amounts for 2002, 2001 and 2000 have been reclassified to conform to changes in presentation for 2003.
(2)	On October 18, 2002, Sidertubes S.A., formerly a wholly-owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 28 to our consolidated financial statements included in this annual report, Tenaris had a total of 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2004, 2003 and 2002, respectively.
(3)	Earnings per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(4)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(5)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the years ended December 31, 2001 and 2000, and Tamsa’s results were not consolidated for the year ended December 31, 2000.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2004	2003	2002	2001	2000
Selected consolidated balance sheet data (1)
IFRS
Current assets	3,012,092	2,035,895	1,810,581	1,619,136	1,419,747
Property, plant and equipment, net	2,164,601	1,960,314	1,934,237	1,971,318	1,941,814
Other non-current assets	485,595	313,339	337,080	247,500	282,976

Total assets	5,662,288	4,309,548	4,081,898	3,837,954	3,644,537

Current liabilities	1,999,846	1,328,677	1,203,278	1,084,913	951,444
Non-current borrowings	420,751	374,779	322,205	393,051	355,628
Deferred tax liabilities	371,975	418,333	500,031	262,963	292,849
Other non-current liabilities	208,521	226,495	175,547	302,645	199,548

Total liabilities	3,001,093	2,348,284	2,201,061	2,043,572	1,799,469

Minority interest	165,271	119,984	186,783	918,981	919,710
Shareholders’ equity(2)	2,495,924	1,841,280	1,694,054	875,401	925,358

Total liabilities and shareholders’ equity	5,662,288	4,309,548	4,081,898	3,837,954	3,644,537

Number of shares outstanding(3)	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(4)	2.11	1.56	1.46	1.23	1.30

U.S. GAAP
Total assets	5,595,345	4,287,548	4,051,044	3,075,455	1,905,732
Net assets	2,655,196	2,008,964	1,935,698	1,781,814	1,341,854
Total shareholders’ equity	2,488,372	1,887,207	1,745,883	941,926	908,872
Number of shares outstanding(3)	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187	710,747,187
Shareholders’ equity per share(4)	2.11	1.60	1.50	1.33	1.28

(1)	Certain comparative amounts in 2002, 2001 and 2000 have been reclassified to conform to changes in presentation for 2003.
(2)	The Company’s common stock as of December 31, 2004, 2003 and 2002, was represented by 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares respectively, par value USD1.00 per share, for a total amount of USD1,180.5 million, USD 1,180.3 million and USD1,160.7 million respectively
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly-owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests as described in note 28 to our consolidated financial statements included in this annual report, Tenaris had a total of 1,180,536,830, 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2004, 2003 and 2002, respectively.
(4)	Shareholders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

	For the year ended December 31,
Percentage of net sales	2004	2003	2002
Net sales	100.0	100.0	100.0
Cost of sales	(67.1)	(69.4)	(67.4)

Gross profit	32.9	30.6	32.6
Selling, general and administrative expenses	(16.3)	(17.8)	(17.6)
Other operating income (expenses), net	3.1	(3.7)	(0.3)

Operating income	19.7	9.1	14.7
Financial income (expenses), net	0.1	(0.9)	(0.6)

Income before equity in earnings (losses) of associated companies, income tax and minority interest	19.8	8.1	14.0
Equity in earnings (losses) of associated companies	5.0	0.9	(0.2)

Income before income tax and minority interest	24.8	9.0	13.8
Income tax	(5.3)	(2.0)	(6.5)
Net income before minority interest	19.5	7.0	7.4
Minority interest	(0.5)	(0.4)	(4.4)

Net income	19.0	6.6	2.9

Fiscal Year Ended December 31, 2004, Compared to Fiscal Year Ended December 31, 2003

Sales Volume

The following table shows our sales volume of seamless and welded steel pipe products by geographical region for the periods indicated.

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2004	2003
North America	757	608	25%
Europe	679	617	10%
Middle East and Africa	421	365	15%
Far East and Oceania	412	366	13%
South America	377	322	17%

Total seamless steel pipes	2,646	2,278	16%

Welded steel pipes	316	355	(11)%
Total steel pipes	2,963	2,633	13%

Seamless Pipes. Sales volume of seamless pipes increased by 16% to 2,646,000 tons in 2004 from 2,278,000 tons in 2003. This includes 72,000 tons produced at Silcotub, the seamless pipe mill located in Romania that we acquired in July 2004, the majority of which were sold in its regional market of Europe. Demand for our seamless pipe products increased in all regions led by higher demand from oil and gas customers resulting from increased global drilling activity. We expect demand for our seamless pipe products to remain at, or even exceed, this level in 2005, if the global demand for oil and gas continues to increase at current rates.

•	North America. In North America, demand for our seamless steel pipe products increased due to higher exploration and production expenditure by Pemex, which is our single most important customer and accounted for 11% of our total sales in 2004, higher sales in Canada (related to an increased use of seamless pipes in oil and gas drilling activity instead of welded pipes, resulting from the greater average depth of wells drilled), and higher sales to the NAFTA industrial and automotive market.

•	Europe. In Europe, the increase in sales was primarily due to the incorporation of sales of Silcotub’s products in the second half of the year, but also as a result of increased sales to oil and gas customers in the North Sea and Scandinavia, and in certain industrial segments such as automotive, hydraulic cylinders and construction machinery. However, demand did not increase as much as in other regions, due to slow growth in industrial activity and competition from low-cost producers in Eastern Europe.

•	Middle East and Africa. In the Middle East and Africa, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East. Activity is expected to continue to increase in this region as Saudi Arabia increases its production capacity and deepwater projects in West Africa begin production.

•	Far East and Oceania. In the Far East and Oceania, demand increased due to stronger activity from the industrial sector in Japan and Korea and increased oil and gas drilling activity in Indonesia. Sales in China, our largest market in this region, remained stable.

•	South America. In South America, demand increased due to higher sales in Venezuela, where demand was affected in 2003, and in Argentina where drilling and industrial activity increased.

Welded Pipes. Sales volume of welded pipes decreased by 11% to 316,000 tons in 2004 from 355,000 tons in 2003. This decrease reflects substantially lower sales in the local Brazilian market following delays in implementing pipeline projects in the Brazilian market in the first half, whereas in the first half of 2003 demand for welded pipes for pipeline projects in the Brazilian market had been strong. Sales to projects in the non-regional markets of Africa and North America increased.

Energy. Sales of electric energy in Italy remained stable at 3.0 TWh in 2004 as in 2003 and sales of natural gas increased by 30% to 652 million scm in 2004 from 502 million scm in 2003. The increases in sales of natural gas reflects the continuing expansion of the customer base.

Net Sales

Net sales in 2004 were 30% higher than in 2003, which primarily reflects strong growth in our seamless pipes business, and, to a lesser extent, continuing growth and the effect of currency appreciation on net sales at our energy business. Net sales in 2005 are expected to show a significant increase for a second consecutive year, with increased sales expected in our seamless pipes, welded pipes and energy businesses, if prices for oil and gas remain stable.

The following table shows our net sales by business segment in terms of U.S. dollars for the periods indicated (certain comparative amounts in 2003 have been reclassified to conform to changes in presentation in 2004).

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2004	2003
Seamless steel pipes	3,273.3	2,388.2	37%
Welded steel pipes	348.1	350.7	(1)%
Energy	417.9	333.2	25%
Other products and services	96.8	107.5	(10)%

Total	4,136.1	3,179.7	30%

The following table indicates the distribution of our net sales by business segment for the periods indicated.

Millions of U.S. dollars	For the year ended December 31,
	2004	2003
Seamless steel pipes	79%	75%
Welded steel pipes	8%	11%
Energy	10%	11%
Other products and services	2%	3%

Total	100%	100%

Seamless Pipes. Net sales of seamless pipes rose by 37%, reflecting strong market demand for our products and the incorporation of Silcotub in the second half of the year. Average selling prices for seamless pipes increased by 18% to USD1,237 per ton in 2004 from USD1,048 per ton in 2003, as strong market demand facilitated price increases, which were sufficient to compensate higher raw material costs. We expect net sales of seamless pipes to increase in 2005 due to higher prices for our seamless pipe products.

Welded Pipes. Net sales of welded pipes, which included USD68 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2004 and USD63 million of such sales in 2003, declined 1%. Nevertheless selling prices increased, reflecting higher steel costs, the increase did not offset the reduction in sales volume. We expect net sales of welded pipes to increase in 2005 due to higher volumes.

Energy. Net sales of electricity and natural gas to third parties by DaEn increased by 25% reflecting the continued expansion of the business and the higher value of the Euro against the U.S. dollar. We expect net sales of energy to increase in 2005, assuming a stable euro-dollar exchange rate, due to higher sales of natural gas. We expect sales of natural gas to continue to increase in 2005.

Other Products and Services. Net sales of other products and services, which in the first half of 2003 included USD49 million of sales of products whose sales have been discontinued (mainly non-pipe steel products not produced by Tenaris), decreased 10%. Excluding such discontinued sales, net sales of other goods and services increased by 65% due primarily to the addition of sales of pre-reduced iron produced at our recently acquired Venezuelan HBI plant and increased sales of sucker rods used in oil extraction. We expect net sales of other goods and services to increase in 2005 due to higher sales of pre-reduced iron.

Cost of Sales

The decrease in cost of sales, expressed as a percentage of net sales, resulted primarily from an improvement in the gross margin recorded on the sales of seamless pipes and higher sales of seamless pipes as a proportion of the total sales.

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Percentage of total net sales	For the year ended December 31,
	2004	2003
Seamless pipes	63%	64%
Welded pipes	72%	78%
Energy	95%	95%
Other products and services	56%	79%

Seamless Pipes. Cost of sales for seamless pipe products, expressed as a percentage of net sales, declined from 64% to 63% as higher prices and volume- offset substantial general increases in raw material costs (e.g., scrap, iron ore and ferroalloys). We expect that the cost of sales for seamless pipe products, expressed as a percentage of net sales, will remain stable or decline further in 2005 since selling price increases should offset the impact of rises in steelmaking raw material and other costs.

Welded Pipes. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 72% from 78% due to a higher gross margin on the sale of welded pipes, the effect of which was partially compensated by higher logistics costs recorded in selling, general and administrative expenses, and the non-recurrence in 2004 of operating losses on the sales of metal structures included in this segment in 2003.

Energy. Cost of sales for energy products, expressed as a percentage of net sales, remained stable.

Other Products and Services. Cost of sales for other products, expressed as a percentage of net sales, decreased primarily due to the discontinuation of sales of low-margin, non-pipe steel products not produced by Tenaris.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, declined, as a percentage of net sales, to 16.3% in 2004, compared to 17.8% of net sales during 2003, but rose in absolute terms to USD672.4 million from USD566.8 million. SG&A rose in absolute terms due to higher commission, freight and other selling expenses, which rose to USD250.1 million in 2004 from USD189.4 million in 2003, and higher labor costs included in SG&A, which rose to USD157.1 million in 2004 from USD134.8 million in 2003. Commission, freight and other selling expenses rose due to higher seamless pipe sales volumes, a higher proportion of exports in welded pipe sales volumes, and higher freight costs.

Other operating income and expenses

We recorded a gain of USD126.8 million in 2004, compared to a loss of USD116.8 million in 2003. The result in 2004 included a gain of USD123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, was required to compensate us for losses incurred in respect of litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd. In 2003, we recorded a loss of USD114.2 million in respect of that litigation settlement. The pipes that gave rise to the litigation were manufactured and supplied by Dalmine S.p.A., an Italian subsidiary of Tenaris, prior to its becoming our subsidiary and Fintecna is the successor to the entity that sold Dalmine to Tenaris. For further information on the BHP litigation and arbitration proceeding against Fintecna, please see note 25 (i) to the consolidated financial statements included elsewhere in this annual report.

Financial income (expenses), net

Net financial income totaled USD5.8 million in 2004, compared to net financial expenses of USD29.4 million in 2003. Net interest expense increased to USD32.7 million in 2004 compared to USD16.7 million in 2003, reflecting a higher net debt position and rising interest rates. However, we recorded a gain of USD33.1 million on the fair value of our derivatives and net foreign exchange translations in 2004, compared to a loss of USD16.2 million in 2003. This gain was due primarily to the impact of the devaluation of the US dollar against the other currencies to which we have a net foreign exchange exposure and currency hedging. These results include the foreign exchange gains and losses from intercompany transactions reflecting the application of IFRS, and are partially offset by a decrease in our net equity position.

Equity in earnings (losses) of associated companies

Our share in the results of associated companies generated a gain of USD206.0 million in 2004, compared to a gain of USD27.6 million in 2003. This gain results predominately from our investment, held through Ylopa and Amazonia, in Sidor, whose results have benefited from strong global demand and prices for steel products. The gain on this investment included (i) an ordinary gain of USD71.4 million, (ii) a non-recurring gain of USD51.9 million, following the reversal of an impairment provision recorded on our investment in Amazonia in 2003, and (iii) a non-recurring gain of USD83.1 million relating to the valuation at fair value of Amazonia’s convertible security held by Ylopa. The conversion right was exercised in February 2005, increasing our participation in Amazonia to 21.2% from 14.5% and our indirect participation in Sidor to 12.6% from 8.7%.

Income tax

We recorded an income tax charge of USD220.4 million during 2004, compared to USD63.9 million in 2003. Excluding the effect of non-recurring factors, such as an adjustment on net deferred tax assets and liabilities following the reduction in the corporate income tax rate in Mexico that came into force this year, income tax charge represented approximately 36% of income before income tax, equity in earnings of associated companies and minority interest.

Minority interest

Minority interest showed a deduction of USD20.3 million in 2004 compared to a deduction of USD12.1 million in 2003. The subsidiaries of Tenaris in which there are significant minority interests include:

•	Confab Industrial S.A. (Confab), a Brazilian welded pipe manufacturer in which minority interests hold 61% of the total shares,

•	NKKTubes, a Japanese seamless pipe manufacturer in which minority interests hold 49% of the shares,

•	Tubos de Acero de Venezuela S.A., a Venezuelan seamless pipe manufacturer in which minority interests holds 30% of the shares,

•	Matesi, a Venezuelan producer of pre-reduced hot briquetted iron, in which minority interests hold 49.8% of the shares, and

•	Silcotub, a Romanian seamless pipe manufacturer in which minority interests hold 15% of the shares.

The increased deduction for minority interest in 2004 is due primarily to better results at Confab, whose results in 2003 were affected by a sharp decline in sales in the second half and claims-related losses on its sales of metallic structures, and NKKTubes, whose results reflected improved operating margins on its sales of seamless pipes.

Net income

Tenaris recorded net income of USD784.7 million in 2004 compared to USD210.3 million in 2003. Net income in 2004 included a one-time gain of USD123.0 million recorded in respect of the Fintecna arbitration award and non-recurring income of USD135.0 million in respect of our indirect investment in Sidor. Net income in 2003 included a loss of USD114.2 million (USD74.6 million after income tax effects) incurred in relation to the litigation settled with the consortium led by BHP Billiton Petroleum Ltd. Excluding these gains and losses, net income in 2004 rose 85% to USD526.7 million, compared to USD284.9 million in 2003. In addition to higher operating income, higher equity earnings from our investment in Sidor and net financial income gains on foreign translation adjustments contributed to the improvement in net income.

Fiscal Year Ended December 31, 2003, Compared to Fiscal Year Ended December 31, 2002

Sales Volume

The following table shows our sales volume of seamless and welded steel pipe products by geographical region for the periods indicated.

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2003	2002
South America	322	324	(1)%
North America	608	401	52%
Europe	617	637	(3)%
Middle East and Africa	365	528	(31)%
Far East and Oceania	366	392	(7)%

Total seamless steel pipes	2,278	2,283	(0)%

Welded steel pipes	355	585	(39)%
Total steel pipes	2,633	2,868	(8)%

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

Energy. Sales of electric energy (all in Italy) increased by 43% to 3.0 TWh in 2003 from 2.1 TWh in 2002, while sales of natural gas (all in Italy) increased by 10% to 502 million scm in 2003 from 455 million scm in 2002. These increases reflect the continuing expansion of DaEn’s customer base in 2003.

Net Sales

Net sales in 2003 totaled USD3,179.7 million, compared to USD3,219.4 million in 2002. This 1% decrease resulted from substantially lower sales of welded pipes and the discontinuation of sales of non-pipe steel products not produced by Tenaris, largely offset by higher average prices on sales of seamless pipe products and increased sales of energy in Italy.

The following table shows our net sales by business segment in terms of U.S. dollars for the periods indicated.

	For the year ended December 31,		Increase / (Decrease)
Millions of U.S. dollars	2003	2002
Seamless steel pipes	2,388.2	2,244.1	6%
Welded steel pipes	350.7	580.0	(40)%
Energy	333.2	210.4	58%
Other products and services	107.5	184.8	(42)%

Total	3,179.7	3,219.4	(1)%

The following table indicates the distribution of our net sales by business segment for the periods indicated.

	For the year ended December 31,
Millions of U.S. dollars	2003	2002
Seamless steel pipes	75%	70%
Welded steel pipes	11%	18%
Energy	11%	7%
Other products and services	3%	6%

Total	100%	100%

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

Energy. Net sales of electricity and natural gas by DaEn increased by 58% in 2003 reflecting the continuing expansion of the business and the appreciation of the Euro against the U.S. dollar.

Other Products and Services. Net sales of other products and services declined by 42% as a result of the discontinuation of sales of non-pipe steel products not produced by Tenaris. Excluding sales of discontinued products, net sales of other goods and services rose 43% to USD58.7 million in 2003, compared to USD41.0 million in 2002, due primarily to increased sales of sucker rods and the commencement of sales of steam and excess electric power to third parties from an Argentine power generation facility acquired in February 2003 to supply the electric power requirements for our seamless pipe operations in Argentina.

Cost of Sales

Cost of sales, expressed as a percentage of net sales, rose to 69.4% in 2003, compared to 67.4% in the same period of 2002. This increase resulted from lower gross margins in the welded pipe business, higher sales of low-margin energy products and higher cost of sales for seamless pipe products.

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Percentage of total net sales	For the year ended December 31,
	2003	2002
Seamless pipes	64%	63%
Welded pipes	78%	65%
Energy	95%	94%
Other products and services	79%	92%

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

Welded Pipes. Cost of sales of welded pipe products increased 12.9 percentage points to 78.3% in 2003, compared to 65.4% in 2002, due to a substantial reduction in export sales, whose sales prices include a component reflecting the higher selling expenses and different delivery conditions associated with exports, the cost of which are recorded in selling, general and administrative expenses and negative margins on sales of metal structures following a contraction in sales and provisions relating to contractual claims.

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

Selling, General and Administrative Expenses.

SG&A remained stable at USD566.8 million, or 17.8% of net sales in 2003, compared to USD567.5 million, or 17.6% of net sales, during 2002, with a decrease in selling expenses being offset by an increase in general and administration expenses. The decrease in selling expenses was primarily due to substantially lower sales of welded pipe products and the reduction in sales commissions following our corporate reorganization. In addition, towards the end of 2003, there was an increase in freight costs registered in selling expenses. The increase in general and administrative expenses in 2003 was primarily the result of increased costs in Italy and Argentina following the strengthening of the Euro and the Argentine peso against the U.S. dollar, additional taxes in Argentina and non-recurring costs relating to the delisting of Siderca, Tamsa and Dalmine and other corporate reorganization activities.

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

Income Tax

We recorded an income tax charge of USD63.9 million in 2003, compared to an income tax charge of USD207.8 million (net of a tax refund of USD36.8 million in Mexico) in 2002. The decrease in our income tax charge was principally due to the loss incurred from the BHP lawsuit; as well as the effects of the devaluation of the Argentine peso against the U.S. dollar in 2002 and its subsequent revaluation in 2003.

Minority Interest

Minority interest showed a deduction of USD12.1 million in 2003, compared to a deduction of USD142.4 million in 2002. This significant change was primarily attributable to a deduction of USD99.5 million in 2002 in respect of the minority participations in Siderca, Tamsa and Dalmine, which we acquired pursuant to the exchange offer completed in December 2002. On a comparable basis, our reduced deduction in 2003 was primarily due to:

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

B. Liquidity and Capital Resources

During 2004, our primary sources of funding were cash flows from operations and short-term borrowings under commercial lending arrangements.

We believe that funds from operations and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions. We do not currently anticipate significant changes to our mix and costs of financial resources, other than the extension of the average maturity of our debt, as explained below.

We have a conservative approach to the management of our liquidity. We obtain funds from our operations and borrowings from banking institutions. These funds are primarily used to finance our working capital and capital expenditure requirements, acquisitions, and dividend payments, to our shareholders.

We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. In addition to cash and cash equivalents, at December 31, 2004 we held other current investments totaling USD119.7 million, which were primarily financial resources placed in trust funds. The trusts were established in 2001 with three-year terms solely to ensure that the financial needs for the normal development of the operations of certain

Argentine subsidiaries were met. On January 1, 2005 the financial resources placed in these trusts were contributed to two subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.).

As of December 31, 2004, U.S. dollar-denominated liquid assets represented 51.2% of total liquid financial assets. In addition, 19.8% of total liquid financial assets were held in EUR to fund primarily the payment of a EUR-denominated obligation which became due in January 2005. Liquid financial assets as a whole (excluding current investments) were 5.5% of total assets compared to 5.8% at the end of 2003.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the last three years:

Thousands of U.S. dollars	For the year ended December 31,
	2004	2003	2002
Net cash provided by operating activities	98,288	275,636	461,436
Net cash used in investing activities	(199,896)	(252,245)	(180,606)
Net cash provided by (used in) financing activities	165,010	(83,182)	(184,376)

Increase (decrease) in cash and cash equivalents	63,402	(59,791)	96,454
Effect of exchange rate changes	343	3,089	(5,732)
Cash and cash equivalents at the beginning of period	247,834	304,536	213,814

Cash and cash equivalents at the end of period	311,579	247,834	304,536

Fiscal Year Ended December 31, 2004, Compared to Fiscal Year Ended December 31, 2003

Cash and cash equivalents increased by USD63.4 million to USD311.6 million from USD247.8 million at December 31, 2003. In addition, we had other current investments of USD119.7 million in trust funds as explained above. As of December 31, 2003, these trust funds amounted to USD138.3 million.

Operating activities

Net cash provided by operations during 2004 was USD98.3 million compared to USD275.6 million in 2003. Cash flow from operations was affected by a substantial increase in working capital of USD621.2 million, reflecting

•	an increase in inventories of USD411.0 million, mainly due to substantial increases in raw material costs and an increase in business activity;

•	a net increase in trade receivables less customer advances and trade payables of USD82.8 million, reflecting a 67% increase in net sales from the fourth quarter of 2003 to the fourth quarter of 2004; and

•	the payment of the first and second installments of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (USD113.8 million). A third and final installment of GBP30.4 million (approximately USD57.0 million) on this liability which was due in December 2005 was prepaid in March 2005; prior to such payment we received EUR92.6 million (approximately USD126 million) from Fintecna, following the arbitration award.

Investing activities

Net cash used in investing activities in 2004 was USD199.9 million, compared to USD252.2 million in 2003. The main differences were as follows:

•	in 2004, we received dividends and other distributions of USD48.6 million from Ylopa related to Sidor’s excess cash, whereas in 2003 we made an indirect investment through Ylopa in Amazonia in the form of a convertible loan of USD31.1 million

•	in 2004, USD20.4 million held in trust funds were released upon the expiry of their term;

•	in 2004, we spent USD183.3 million in capital expenditure compared to USD162.6 million in 2003; and

•	in 2004, we spent USD97.6 million in acquisitions, including the acquisitions of a controlling interests in a seamless steel pipe mill in Romania and a hot briquetted iron plant in Venezuela, compared to USD65.3 million in 2003, including the acquisitions of a steel manufacturing facility and, an electric power generating facility, both in Argentina, in addition to the acquisition of our remaining minority interest.

Our capital expenditure is expected to increase significantly in 2005 due to a project to build a power generation facility at our mill in Italy, an acceleration of investment in finishing facilities to add capacity in high value products, and the effect of additional investments in Silcotub, which was acquired in 2004.

Financing activities

Net cash provided by financing activities was USD165.0 million in 2004, compared to net cash used in financing activities in 2003 of USD83.2 million. The variation reflects a higher increase in net borrowings of USD254.2 million (USD300.1 million in 2004 compared to USD45.9 million in 2003) resulting from lower net cash flows from operations by USD 177.3 million (USD98.3 million in 2004 compared to USD275.6 million in 2003).

Our total liabilities to total assets ratio remained relatively flat at 0.53 to 1 as of December 31, 2004, compared to 0.54 to 1 as of December 31, 2003.

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

Operating activities.

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

Net working capital. Net working capital, as shown in note 31 to the consolidated financial statements, increased by USD107.2 million, primarily reflecting an increase in inventories (USD151.8 million).

Our total liabilities to total assets ratio remained stable at 0.54 to 1 as of December 31, 2003, compared to 0.54 to 1 as of December 31, 2002.

Principal Sources of Funding

Funding Policies

Our policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. We obtain financing primarily in United States dollars. Whenever feasible, we base our financing decisions, including the election of term and type of the facility, on the intended use of proceeds.

Financial Liabilities

Total financial debt increased by USD425.7 million to USD1,259.3 million at December 31, 2004 from USD833.7 million at December 31, 2003 due to an increase in borrowings, the consolidation of debt and other non-current financial liabilities acquired in investment activities and the effect of currency translation adjustments.

Our financial liabilities consist of bank loans, overdrafts, debentures and financial leases. These facilities are mainly denominated in U.S. dollars and Euros. As of December 31, 2004, U.S. dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 42% and 36%, respectively, of total financial liabilities; in addition, a substantial proportion of our financial liabilities denominated in other currencies are swapped to the U.S. dollar. For further information about our financial liabilities, please see note 19 to our consolidated financial statements.

The following table shows our financial liabilities as of the end of each of the last two years:

	2004	2003
Bank borrowings	903,224	572,705
Bank overdrafts	4,255	9,804
Debentures and other loans	341,701	236,437
Finance lease liabilities	10,162	14,705

Total borrowings	1,259,342	833,651

The nominal average interest rates shown below were calculated using the rates set (at the last rate setting occurrence) for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments

	2004	2003
Bank borrowings	3.89%	2.94%
Debentures and other loans	3.48%	2.69%
Finance lease liabilities	2.99%	1.94%

The maturity of our financial liabilities is as follows:

At December 31, 2004	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Financial lease	2,531	1,632	1,300	1,059	794	2,846	10,162
Other borrowings	836,060	183,460	116,543	51,660	25,158	36,299	1,249,180

Total borrowings	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

Tenaris’s current debt to total debt ratio increased to 0.67 as of December 31, 2004, compared to 0.55 as of December 31, 2003. In March 2005, Tamsa set up a USD300 million, five-year syndicated credit facility and in April 2005, Siderca set up a USD125 million, three-year syndicated credit facility. Proceeds from these facilities were mainly used to extend the average maturity of our debt by the repayment of obligations with shorter term maturities.

For information on our derivative financial instruments, please see Item 11—”Quantitative and Qualitative Disclosure About Market Risk” and note 24 to our consolidated financial statements.

Principal Borrowings

Significant borrowings include a USD150.0 million three-year syndicated loan obtained by Tamsa in 2003, which was repaid in March 2005 with the proceeds from the new five-year credit facility. The most significant financial covenants under the former Tamsa loan agreement were the maintenance of minimum levels of working capital, the commitment not to incur in additional indebtedness above agreed limits or pledge certain assets and compliance with debt service ratios calculated on Tamsa’s financial statements. The financial covenants under the Tamsa syndicated loan agreement are substantially similar to those of the former loan. In the case of Siderca’s new facility, its main covenants include a commitment not to incur additional indebtedness above agreed limits, compliance with debt service ratios calculated on Siderca’s financial statements and an obligation to maintain tangible net worth over USD 600 million.

Borrowings include loans for an outstanding principal value of USD201.2 million secured over certain of the properties of Dalmine and Confab. Only one of these loans has financial covenants which relate to maintenance of limited total indebtedness and compliance with debt service ratios in Dalmine.

In January 2005, Dalmine repaid USD65.4 million corresponding to a 7-year Euro-denominated bullet bond recorded under current bank borrowings.

At December 31, 2004, we were in compliance with all of our financial covenants. We believe that current covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive rates.

For further information on our borrowings, please see note 19 to our consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—Research and Development”.

D. Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Seamless Pipes from the Global Oil and Gas Industry

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

The international price level of oil depends on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Nigeria, Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

In the past three years, international oil prices have risen increasingly higher and are currently at record levels in excess of USD50 per barrel (WTI averaged USD42 per barrel in 2004, USD31 per barrel in 2003 and USD26 per barrel in 2002). However, drilling activity and demand for our seamless pipe products was affected in 2002 and 2003 by the factors indicated above. In 2004 demand for oil and gas rose at a faster rate than in the previous two years led by the continuing growth of the Chinese and Asian economies and a recovery of growth in North America. At the same time, the rate of production decline from established reserves has been accelerating and estimates of excess oil production capacity have fallen to levels not seen since the 1970s. These factors led to a significant increase in drilling activity in 2004 and higher demand for seamless pipes from the global oil and gas industry. Moreover, new drilling activity is increasingly taking place at greater depths and in more corrosive environments leading to an increase in demand for high value seamless pipes.

The tables below show the average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide excluding the United States and Canada) and worldwide, as published by Baker Hughes Inc., for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count	2004	2003	2002	2001
International	836	771	732	745
Canada	369	372	266	342
United States	1,190	1,032	831	1,155

Worldwide	2,395	2,175	1,829	2,242

Percentage increase (decrease) over the previous year	2004	2003	2002
International	8.4%	5.3%	(1.0)%
Canada	(0.1%)	39.8%	(23.3)%
United States	15.3%	24.2%	(28.1)%

Worldwide	10.2%	18.9%	(18.4)%

We believe that, if global demand for oil and gas continues to increase at current rates, the factors which have resulted in the current level of oil prices and the increased drilling activity and demand for seamless pipes from the oil and gas industry shown in 2004 will persist in the near term due to the lead times and capital required for the development of major new oil and gas reserves.

E. Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 25(v) to our consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

Contractual Obligations	Payments Due by Period as of December 31, 2004
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Finance Lease Obligations	10.2	2.5	2.9	1.9	2.8
Other Borrowings	1,249.2	836.1	300.0	76.8	36.3

Borrowings	1,259.3	838.6	302.9	78.7	39.1

Purchase Obligations	1,336.5	227.5	432.4	328.1	348.5
Total Contractual Obligations	2,595.8	1,066.1	735.3	406.8	387.6

Millions of U.S. dollars

Commitments	Total Amounts Commited	Amount of Commitment Expiration Per Period as of December 31, 2004
		Less than 1 year	1-3 years	4-5 years	After 5 years
Guarantees (1)	76.0	76.0	—	—	—

Total Commitments	76.0	76.0	—	—	—

(1)	In accordance with applicable accounting standards, only guarantees issued in relation to unaffiliated third parties’ obligations are included. Additionally, in the ordinary course of business Tenaris’s subsidiaries issue guarantees in relation to payment and/or performance commitments entered into by other Tenaris’s subsidiaries; these have been excluded from this tabulation to avoid duplication of liabilities, where applicable.

G. Recent Developments

Donasid

In May 2005, we acquired a 97% interest in Donasid, a Romanian steel producer, for €37 million (approximately USD48 million). We also assumed €16.8 million (approximately USD22 million) in long-term debt owed by Donasid to AVAS, the Romanian state privatization agency, and expect to spend an additional €25 million (approx. USD32 million) in investments to adapt the steel shop to produce round steel bars and other improvements.

Donasid’s assets include a steel shop located at Calarasi on the Danube River in the south of Romania. The steel shop, which has an annual capacity of 470,000 tons, includes an electric arc furnace and continuous casting facilities, and uses steel scrap as its principal raw material. Romania is currently a net exporter of steel scrap.

Through this acquisition, we expect to reduce costs in, and secure a reliable source of, steel for Silcotub and its Romanian seamless pipe mill, and to increase the competitiveness of our Italian seamless pipe operations by substituting marginal steel production and allowing increased specialization in high value steels.

Investment in Sidor

On May 18, 2005, we announced that we will exchange our 12.6% equity interest in Sidor, held through participations in Amazonia, and our participation in Ylopa, for shares in the company in which the Techint group has announced that it intends to consolidate its holdings in flat and long steel producers. The exchange will be made at a value to be determined by an internationally recognized investment bank which will be engaged for such purpose.

This company will consolidate Sidor, Siderar, the Argentine flat steel producer, and Hylsamex S.A. de C.V., the Mexican manufacturer of flat and long steel products, provided that, for the consolidation of Hylsamex, the Techint group successfully concludes its acquisition of a majority shareholding in Hylsamex pursuant to the agreement it reached on May 18, 2005 with Alfa S.A. de C.V., the owner of 42.5% of the shares of Hylsamex.

In this way, we will exchange our current participation in Sidor for a participation in a company which is expected to be the leading regional steel producer in Latin America with operations in Mexico, Argentina and Venezuela, an annual steelmaking capacity of 12 million tons and annual revenues of USD5 billion.

Dividend payment

On June 13, 2005, we paid a dividend of USD0.169 per share and USD1.69 per ADS, amounting to USD199.5 million. For further information about this dividend, see Item 8. “Financial Information–Consolidated Statements and Other Financial Information–Dividend Policy”.

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

On February 17, 2004, Pedro Pablo Kuczynski resigned as a director upon being appointed Minister of Economy and Finance of the government of Peru. Lucio Bastianini served as member of our board of directors from September, 2003 until his death on March 11, 2005. The following table sets forth the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2004
Roberto Bonatti(1)	Director	President of San Faustín	2	55

Carlos Franck	Director	President of Santa María	2	54

Bruno Marchettini	Director	Chief Technology Officer of the Techint group	2	63

Roberto Monti	Director	Non-executive chairman of Trefoil Ltd. and board member of Petrobras Energia S.A, Transocean Inc. and Wood Group.	—	65

Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	2	56

Paolo Rocca(1)	Director	Chairman and Chief Executive Officer of Tenaris and Chief Executive Officer of the Techint group	3	52

Jaime Serra Puche	Director	Partner in S.A.I. Consultores S.C., Mexico	2	53

Amadeo Vázquez y Vázquez	Director	President of Telecom Argentina	2	62

Guillermo F. Vogel	Director	Vice Chairman of Tamsa and Vice- President Finance of Tenaris	2	54

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is president of San Faustín, president of Tecpetrol and a director of Industrial Investments BVI, Siderca and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Franck. Mr. Franck is president of Santa María and a director of Tecpetrol, Industrial Investments CI, Amazonia and Siderar. Mr. Franck is an Argentine citizen.

Bruno Marchettini. Mr. Marchettini is chief technological officer of the Techint group and a director of San Faustín and Siderar. Mr. Marchettini is an Italian citizen.

Roberto Monti. Mr. Monti is a non-executive chairman of Trefoil Ltd., member of the board of directors of Petrobras Energia S.A., Transocean Inc. and of Wood Group. Served as Executive Vice President of Repsol YPF and was chairman and chief executive officer of YPF S.A. prior to its acquisition by Repsol. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Logging and Production Service Division for Eastern Hemisphere and Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is chairman of the board of directors of San Faustín, a director of Industrial Investments BVI, a director of Dalmine, a director of Tamsa, president of the Humanitas Group and president of the board of directors of Techint-Compagnie Tecnica Internazionale S.p.A., Techint S.A. de C.V. and Techint Cimimontubi S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurtà, Zucchi Vincenzo S.p.A., and Cam Finanziara S.p.A. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine, vice president of the board of directors of San Faustín, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, a director of Industrial Investments BVI, a director of Tecpetrol, honorary president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors and, in 1990, executive vice president of Siderca. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a partner in S.A.I. Consultores S.C., and a director of Fondo México, Grupo Ferroviario Mexicano, Bardahl, Vitro, RMM Global Sourcing Solutions and Chiquita Brands. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is chairman of the board of directors of Telecom Argentina S.A., a director of Gas Natural Ban, vice president of the Fundación Mediterránea, second vice president of Asociación de Empresas de Servicios Privatizados and third vice president of Cámara Argentina de Comercio. Mr. Vázquez y Vázquez is an Argentine citizen.

Guillermo Vogel. Mr. Vogel is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute, chairman of the North American Steel Council, chairman of Grupo Collado and vice chairman of Estilo y Vanidad. In addition, Mr. Vogel is a director of Amazonia, Instituto Latinoamericano del Fierro y el Acero and HSBC México. Mr. Vogel is a Mexican citizen.

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

PricewaterhouseCoopers’s member firms have been our independent auditors since 2002.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2004
Paolo Rocca	Chairman and Chief Executive Officer	52
Alberto Valsecchi	Chief Operating Officer	60
Carlos Condorelli	Chief Financial Officer	53
Germán Curá	Commercial Director	42
Alejandro Lammertyn	Supply Chain Director	39
Marco Radnic	Human Resources Director	55
Carlos San Martín	Technology Director	61
Giancarlo Miglio	Information Technology Director	47
Sergio Tosato	Industrial Coordination Director	55
Alberto Iperti	Planning Director	41
Vincenzo Crapanzano	European Area Manager	52
Guillermo Noriega	Southern Cone Area Manager	54
Sergio de la Maza	Mexico Area Manager	48
Marcelo Ramos	Managing Director, Japanese Operations	41
Ricardo Soler	Managing Director, Welded Pipe Operations	53
Renato Catallini	Procurement Director	38

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is also chief executive officer of Siderca, chairman of the board of directors of Tamsa, executive vice president of the board of directors of Dalmine, vice president of the board of directors of San Faustín, president of the board of directors of Siat and vice president of the board of directors of Confab. He is also chief executive officer of the Techint group, director of Industrial Investments BVI, director of Tecpetrol, honorary president of the board of directors of Siderar and a member of the board of directors of Amazonia. He was first employed with the Techint group in 1985 as assistant to the chairman of the board of directors of Techint Financing Corporation. In 1986, he became a member of the board of directors and, in 1990, executive vice president of Siderca. He assumed his current position in October 2002.

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

Germán Curá. Mr. Curá currently serves as our commercial director. He is a naval engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, president of Algoma and director of our Oilfield Services business unit. He assumed his current position in October 2002.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our supply chain director with responsibility for the execution of all contractual deliveries to customers. He began his career with Tenaris in 1990 as special projects analyst in Siderca. He assumed his current position in October 2002.

Marco Radnic. Mr. Radnic currently serves as our human resources director. He began his career in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and Techint. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002.

Carlos San Martín. Mr. San Martín currently serves as our technology director with responsibility for quality assurance and R&D activities, as well as acting as honorary chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including marketing director of Siderca and managing director of NKKTubes. He is also chairman of Noesur S.A., a company dedicated to agriculture. He assumed his current position in October 2002.

Giancarlo Miglio. Mr. Miglio currently serves as our Information technology director. He began his career with Tenaris in 2000 in the information technology department. Before joining Tenaris he worked for Pharmacia as IT director and for IBM Italia as project leader. He assumed his current position in July 2002.

Sergio Tosato. Mr. Tosato currently serves as our industrial coordination director. He first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including director of operations in Siderca and manufacturing director in Dalmine, before assuming his current position in 2003.

Alberto Iperti. Mr. Iperti currently serves as our planning director. Until December 2004, when he assumed his current position, he held the position of managing director of Exiros, for 3 years. Before joining Exiros he worked as planning director of Dalmine for one year and as a consultant with A.T. Kearney and Deloitte & Touche Consulting for eight years. He also worked for 4 years in the Bull Group, mainly in the R&D and marketing areas.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as managing director of Dalmine. Previously he served as our Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He also serves as operations director of Falck S.p.A. He assumed his current position in January 2004.

Guillermo Noriega. Mr. Noriega currently serves as our Southern Cone area manager and also serves as managing director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000.

Sergio de la Maza. Mr. de la Maza currently serves as our Mexican area manager and also serves as a director and executive vice-president of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked for Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. In October 20, 2003, he assumed his current position.

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

Renato Catallini. Mr. Catallini currently serves as our procurement director. He started his career in Tenaris in late 2001 in the supply management area, as general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others.

B. Compensation

The compensation of the directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2004 amounted to USD9.8 million.

C. Board Practices

See “—Directors, Senior Management and Employees—Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

On May 25, 2005, the Company’s board of directors re-appointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and appointed Roberto Monti as members of our audit committee. All three members of the audit committee are independent directors.

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

In addition, the audit committee is required by its charter to review the material transactions, as defined by its charter, to be entered into by us or our subsidiaries with related parties, in order to determine whether its terms are consistent with market conditions or are otherwise fair to us and our subsidiaries. In the case of material transactions entered into by our subsidiaries with related parties, our audit committee will review those transactions entered into by those subsidiaries whose board of directors do not have independent members. Confab is currently our only subsidiary with independent board members. The audit committee has the power (to the maximum extent permitted by applicable laws) to request that we provide all of the information that is necessary to review any material transaction in question. A related-party transaction shall not be entered into without prior audit committee review and board of directors approval unless (1) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by our audit committee or approved by the board of directors and (2) the related party agrees to unwind the transaction if the board of directors does not approve the transaction.

D. Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2004
Argentina	5,276
Italy	3,132
Mexico	2,691
Brazil	2,144
Other Countries	3,204

Total employees	16,447

Employees in other countries are located mainly in the countries where our manufacturing facilities are located, which include Romania, Japan, Canada and Venezuela. At December 31, 2004, we had 1,441 employees in Romania, 587 in Japan, 482 in Canada and 340 in Venezuela.

At December 31, 2003 and December 31, 2002 the number of persons employed by Tenaris was 14,391 and 13,841 respectively. The number of our employees increased during 2004 due to the acquisition of Silcotub and Matesi (1,441 and 114 employees respectively at December 31, 2004), and an increase of employees in Argentina reflecting increased production of seamless pipes.

Argentina

At December 31, 2004, we had 5,276 employees in Argentina, of which about 57% are represented by the Unión Obrera Metalúrgica de la República Argentina, or UOMRA, and around 4% are represented by the Asociación de Supervisores de la Industria Metalmecánica de la República Argentina, or ASIMRA. Employees represented by UOMRA are included in a collective labor contract first entered into in 1975 that encompasses all workers in the steel and metallurgical industry. These employees are also parties to supplemental agreements with our subsidiaries in Argentina. These supplemental agreements regulate company-specific labor organization issues and compensation structures linked to performance, productivity, attendance, production levels, quality and company results. These supplemental agreements are subject to amendment if changing circumstances make it necessary, and have been continuously updated to address competitiveness, quality, security and efficiency goals. Employees represented by ASIMRA are subject only to Siderca’s collective labor agreement entered into with ASIMRA. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations.

We believe that we enjoy good relations with our employees and their unions in Argentina.

Italy

At December 31, 2004, we had 3,132 employees in Italy. Most of our employees in Italy belong to labor unions, the three largest of which are:

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

We believe that we enjoy satisfactory relations with our employees and their labor unions in Italy. Other than work stoppages for an aggregate period of 21 hours, fifteen of which were organized by labor unions nationally at the industry level (and not specifically targeted at Tenaris), we have not experienced any work stoppages or other organized disruptions involving its employees in Italy in the last three years.

Mexico

At December 31, 2004, we had 2,691 employees in Mexico, of whom 81% were production, quality assurance and maintenance personnel. Approximately 61% of the employees are represented by a local affiliate of the Mexican Confederation of Workers, or MCW, the principal labor union in Mexico, with which our principal Mexican subsidiary has had collective bargaining agreements since 1953.

Wages and benefits for unionized employees are fixed by contracts covering a one-year period beginning March 16 of each year. Negotiations with the MCW in 2002, 2003 and 2004 resulted in wage increases, excluding statutory profit-sharing, of 6%, 4.8% and 3%, respectively. We believe that we enjoy satisfactory relations with our employees and the MCW in Mexico. Our ability to adapt to changing market conditions in 1998 and 1999 was made possible by the implementation of temporary shutdowns, which allowed for the adjustment of production levels to market demand while maintaining efficiency and operating margins. The technical suspensions, which are contemplated by Mexican labor law, were endorsed by the MCW.

Brazil

At December 31, 2004, we had 2,144 employees in Brazil, of whom 82 % were production, quality assurance and maintenance personnel. All employees are represented by the Sindicato dos Empregados, affiliate of the Central Única dos Trabalhadores, the principal central labor union in Brazil.

Minimum requirements of wages and benefits for employees are fixed by contracts covering a one-year period beginning November 1 of each year. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations. We believe that we have good relations with our employees and the labor unions in Brazil. We have not experienced any strikes in the last five years.

E. Share Ownership

The total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2005 was 2,148,817 which represents 0.2% of our outstanding shares. The following table provides information regarding share ownership by any of these persons.

Director or Officer	Number of Shares Held
Guillermo Vogel	2,015,446
Carlos Condorelli	67,211
Ricardo Soler	61,160
Alberto Iperti	5,000

Total	2,148,817

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of April 30, 2005, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín(1)	711,238,187	60.2%
Directors and executive officers as a group	2,148,817	0.2%
Public	467,149,826	39.6%

Total	1,180,536,830	100.0%

(1)	Includes 97 shares held directly by San Faustín and 711,238,090 shares held by Industrial Investments CI, a wholly-owned subsidiary of San Faustín. San Faustín is controlled by Rocca & Partners.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders.

As of May 31, 2005, 26,375,996 ADSs (representing 263,759,960 shares of common stock, or 22.3% of all outstanding shares of common stock of the Company) were registered in the name of 576 holders resident in the United States.

The Company does not know of any arrangements, the operation of which might result in a change in control of the Company.

B. Related Party Transactions

Purchases of Raw Materials

In the ordinary course of business, we purchase flat steel products from Siderar and Sidor to use as a raw material for welded pipe production and accessories. We also purchase steel bars from Sidor to use as raw material for our seamless steel pipe operations in Venezuela. Purchases of flat steel products and steel bars amounted to USD50.5 million in 2004, USD28.5 million in 2003 and USD32.2 million in 2002. These purchases are made on similar terms and conditions to sales made by Siderar and Sidor to unrelated third parties.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina.

Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. Tecpetrol supplies Siderca with such of Siderca’s natural gas requirements that are not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those governing the supply of natural gas by Repsol YPF to Siderca. On April 4, 2003, Tecpetrol and Siderca entered into an agreement under which Siderca paid USD15.3 million for the advance purchase of 760 million cubic meters of natural gas to be delivered to Siderca’s seamless steel pipe facilities and its newly acquired power generation facility over a period of five years on pricing terms that will enable Siderca to share through discounts the impact of any increase in natural gas prices over that period with Tecpetrol. Under the terms of this agreement, Siderca will have a minimum guaranteed return on this advance payment equal to LIBOR plus 3.5%. Tecpetrol’s sales to Tenaris amounted to USD5.5 million in 2004, USD6.2 million in 2003 and USD3.4 million in 2002.

TGN holds a gas transportation license in Argentina and operates two major pipelines, which connect two major gas basins, Neuquén and Noroeste-Bolivia, to the largest consumption centers in Argentina. TGN charges Siderca a price that is equivalent on a comparable basis to prices paid by other industrial users, and the Argentine government regulates the general framework under which TGN operates. The Techint group holds a significant but non-controlling interest in TGN. TGN’s sales to Tenaris amounted to USD1.6 million in 2004, USD1.8 million in 2003 and USD1.7 million in 2002.

Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeast of the Province of Buenos Aires. Litoral Gas’s sales to Tenaris totaled USD1.6 million in 2003 and in 2004, we incurred penalty charges of USD0.7 million due to failing to purchase certain gas volumes.

Sales of Seamless Steel Pipes

In the ordinary course of business, we sell seamless steel pipes and related services to other Techint group companies. These sales, which are made principally to Techint group companies involved in the construction of gas pipelines and to Tecpetrol and its subsidiaries for its oil and gas drilling operations, are made on similar terms and conditions to sales made to unrelated third parties. Our sales of seamless steel pipes as well as logistics and certain other services to other companies in the Techint group amounted to USD34.1 million in 2004, USD27.3 million in 2003 and USD38.5 million in 2002. In addition, we made sales to Techint commercial network companies that have not been reorganized as subsidiaries of Tenaris. These sales amounted to USD0.9 million in 2004 and USD5.4 million in 2002.

Sales of Welded Steel Pipes

From time to time, we sell welded steel pipes in the ordinary course of business to other Techint group companies. These sales are made principally for specific gas pipeline projects to Techint International Construction Corp., or TENCO, a Techint group company specialized in the design and construction of pipelines worldwide, and TGN. These sales are made on similar terms and conditions to sales made to unrelated third parties. Our sales of welded steel pipes to other Techint group companies amounted in the aggregate to USD2.4 million in 2004, USD 17.6 million in 2003 and USD217.1 million in 2002 (principally destined to large oil and gas pipeline projects in Ecuador and Peru). In connection with certain sales made in 2002, we incurred penalty charges of USD0.3 million in 2004 and USD8.8 million recorded in 2003 following delivery delays.

Sales of Other Products and Services

In addition to sales of pipes, we enter into other sales transactions with Techint group companies, the most significant being:

•	Sales of HBI (Hot Briquetted Iron) pursuant to the off-take agreement between Sidor and Matesi, which amounted to USD21.1 million in 2004. Due to the conditions of the off-take agreement, we received from Sidor an additional compensation of USD7.2 million.

•	Sales of sucker rods to Tecpetrol amounted to USD3.7 million in 2004 and USD2.0 million in 2003.

•	Sales of energy and steam, which amounted to USD6.1 million in 2004, USD6.7 million in 2003 and USD0.4 million in 2002. In addition, we incurred penalty charges of USD0.9 million in 2004 due to failing to deliver certain steam volumes.

•	Sales of steel scrap, which amounted to USD8.7 million in 2004, USD5.8 million in 2003 and USD1.8 million in 2002.

Purchases of Other Services

During 2004, Matesi entered into a Management Assistance Agreement with Sidor. As part of this agreement, during 2004 Matesi paid fees to Sidor in the amount of USD0.2 million in relation to the provision of managerial services. In addition, Sidor purchased in the name of Matesi, goods and services for a total amount of USD6.5 million, which were mainly used to commence its operations.

Provision of Engineering and Labor Services

We contract Techint group companies to provide engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. These services can usually be provided by other Techint group companies at more competitive prices than if we performed them ourselves, and are contracted out at market rates. Fees accrued for these services amounted to an aggregate amount of USD30.2 million in 2004, USD23.9 million in 2003 and USD21.8 million in 2002.

Financial and Administrative Services

Santa María, a financial services company and member of the Techint group, provides us with various financial and treasury services, mainly in Argentina, including share registration services provided for Siderca prior to its delisting. Fees accrued under this agreement amounted to approximately USD0.4 million in 2004, USD0.4 million in 2003 and USD0.7 million in 2002. In addition, until 2003, we maintained funds in accounts with Santa María. At December 31, 2003, time deposits held with Santa María and other related companies amounted to USD0.4 million. During the year 2003, interest earned on these deposits totaled USD0.6 million.

We established certain offshore trust funds to support our operations in Argentina. The trustee for these trust funds is a Techint group company. The funds held by the trustee amounted to approximately USD119.7 million at December 31, 2004, USD118.1 million at December 31, 2003 and USD115.8 million at December 31, 2002. Interest earned on these funds amounted to USD1.6 million in 2004, USD2.3 million in 2003 and USD2.4 million in 2002. On January 1, 2005, the funds that were placed in trust were contributed to two subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.).

Finma S.A., a company owned by various Techint group executives, provides administrative and legal support services to Techint group companies in Argentina, including Tenaris. Fees accrued under this agreement amounted to approximately USD2.4 million in 2004, USD0.8 million in 2003 and USD2.0 million in 2002.

In the ordinary course of business, we have also obtained loans from Techint group companies. Interest paid on these loans amounted to USD2.4 million in 2004, USD2.0 million in 2003 and USD2.4 million in 2002. The outstanding amount on these loans at December 31, 2004 was USD56.9 million, which included a loan made by Sidor to Matesi in July 2004 for the amount of USD50.2 million as a part of an investment agreement to finance the acquisition of the assets of Matesi and its start-up process, which at December 31, 2004 has an outstanding amount of USD51.5 million, including interest. This loan bears interest at a rate of LIBOR+5%.

On December 23 2004, we consummated two factoring transactions (discount of customers invoices) with Techint Engineering Company B.V. for a total amount of USD 17.2 million. One of these transactions was for EUR6.9 million (USD9.3 million), with a discount rate of Euribor+1.5%, and the other was for USD7.9 million, with a discount rate of Libor+1.5%.

Purchase Agent Services

Through our subsidiary Exiros, we have entered into agreements with Siderar and Sidor to act as their purchase agent. For this service, we received fees amounting to USD4.2 million in 2004, USD3.5 million in 2003 and USD2.1 million in 2002.

Other Transactions

In the ordinary course of business, from time to time, we carry out other non-material transactions and enter into other arrangements with Techint group companies, including, among others, cooperation regarding design, purchases of other products, sharing of communications and data processing services, provision of personnel, none of which are believed to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-57 for our audited consolidated financial statements.

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

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement of the litigation. According to the terms of the settlement, a total of GBP108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, we recorded during 2003 an aggregate loss of USD114.2 million, before consideration of the tax effect. We agreed to pay the unpaid balance arising from the final settlement –and net of the advances described above- in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively plus interest accruing at the rate of Libor + 1% on the outstanding amounts. The first two installments of GBP30.3 million and GBP30.4 million were paid in January and December 2004, respectively.

The pipe that was the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV, or Tenet –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized– commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify for any amounts paid or payable to BHP. On December 28, 2004, the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna was required to pay EUR92.6 million (approximately USD126 million), plus interest, to Tenaris. According to this final award, Fintecna paid a total amount of EUR93.8 million (approximately USD124.9 million), including interest, on March 15, 2005. In addition, on March 29, 2005, we prepaid to BHP the final installment of GBP30.4 million plus interest due through December 2005. Consequently, both the BHP settlement agreement and the arbitration proceedings have been definitively concluded.

U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings

Our OCTG and certain other products are subject to substantial antidumping and countervailing (i.e., anti-subsidy) duties in the United States. As a result, the U.S. market is essentially closed to many of our principal products. We have brought repeated legal challenges to the imposition of these antidumping duties and will continue to challenge these duties. However, we cannot be sure that these duties will be reduced or eliminated in the future or that new duties will not be imposed. U.S. duties currently are imposed on:

•	Argentina. Since August 1995, the United States has applied an antidumping duty of 1.36% to all OCTG exports by Tenaris from Argentina to the United States. Although this antidumping duty is relatively low, the United States could, through annual administrative reviews, later apply higher antidumping duties retroactively. Also since August 1995, the United States has imposed an antidumping duty of 108.13% to all small diameter seamless standard, line and pressure, or SL&P, pipe exports by Tenaris from Argentina to the United States. After a five-year review, in July 2001, the U.S. government decided to maintain the antidumping duties applicable to our OCTG and seamless SL&P pipe exports from Argentina for an additional five years, except with respect to drill pipe (for which duties were revoked effective August 11, 2000). We have prevailed in all countervailing duty proceedings, and consequently, our exports to the United States from Argentina are not subject to countervailing duties. We have challenged the U.S.’s decision regarding the OCTG sunset review before the Court of International Trade in New York, or CIT. The Argentine Government has also challenged this decision before the World Trade Organization, or WTO, under the rules of the Dispute Settlement Understanding, or DSU. In addition, we have challenged the U.S.’s decision regarding the small diameter SL&P pipe sunset review before the CIT.

•	Mexico. The United States applied an antidumping duty of 23.8% (subsequently adjusted to 21.7%) to all our OCTG exports from Mexico to the United States in 1995, which was reduced in 1999 to the current zero percent rate. After a five-year review begun in July 2000, the United States continued the antidumping duties on our exports of OCTG casing and tubing, but revoked the duties on our OCTG drill pipe, effective August 11, 2000. At the same time the U.S. Department of Commerce denied our request that the order be revoked with respect to exports after three consecutive annual reviews resulting in a finding of no dumping. We have challenged the U.S. OCTG sunset review decisions, and the decision not to revoke the order after the third consecutive decision of no dumping before a NAFTA panel. The Mexican Government has made a similar challenge before the WTO under the rules of the DSU.

Since August 2000, the United States has applied an antidumping duty of 19.6% (subsequently adjusted to 15.1%) to all our large diameter SL&P pipe exports (except for certain grades of line pipe used in deep water, i.e., 1,500 feet or more, applications) from Mexico to the United States.

•	Italy. Since August 1995, the United States has imposed an antidumping duty of 49.78% and a countervailing duty of 1.47% on all our OCTG exports from Italy to the United States. After a five-year review initiated in July 2000, the U.S. government renewed these antidumping and countervailing duties on our OCTG exports from Italy for an additional five years. We have challenged the U.S.OCTG sunset review decision before the CIT. The five-year review of SL&P exports from Italy to the United States, initiated in 2000, led to the elimination of the antidumping and countervailing duties on all small diameter SL&P from Italy.

•	Japan. The United States has applied an antidumping duty of 44.20% on OCTG exported to the United States by NKKTubes since August 1995. After a five-year review initiated in July 2000, this order was continued for another five years. NKKTubes has challenged the U.S. OCTG sunset review decision before the CIT. In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, except for large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%.

•	Romania: Since August 2000, the United States has applied antidumping duties on SL&P pipe exports from Romania. Since March 2005, the United States has applied an antidumping duty of 1.35% on SL&P pipe exports from Silcotub. Although this antidumping duty is relatively low, the United States could, through annual administrative reviews, later apply higher antidumping duties retroactively.

Argentine Tax Disputes

Siderca

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent at December 31, 2004 an estimated contingent liability of ARP59.4 million (approximately USD20.3 million) in taxes and penalties. On the basis of information from Siderca’s tax advisors, we believe that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision has been recorded in the financial statements.

Subsidiaries in Argentina

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat, two of our subsidiaries in Argentina, used the inflation adjustment procedure set forth in the Argentine income tax law. The application of such procedure, however, has been suspended in Argentina since March 1992. Both subsidiaries started legal proceedings objecting to the constitutional grounds for the abovementioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover, and in order to protect themselves from potential actions by the fiscal authority aimed at demanding collection of the resulting differences, the subsidiaries also obtained an injunction that prevents the tax authorities from summarily executing their claims while resolution of the proceedings is pending. The injunction was appealed by the Argentine tax authorities before the Federal Court of Appeals. We maintained a reserve for the full potential tax liability on the alleged artificial gains plus interest according to regulations in force, but excluding any potential punitive charges. At December 31, 2004 the referred contingent reserve totaled ARP80.3 million (approximately USD27.5 million).

On October 29, 2004, Siderca applied to join the promotional regime established by Argentine Law 25,924 and committed to dismiss the above described legal proceedings if the benefits of such regime were received by Siderca. On February 11, 2005, Siderca obtained the benefits of the promotional regime. For this reason, Siderca withdrew its legal proceeding related to the application of the inflation adjustment procedure in the income tax returns for the year ended December 31, 2002. On February 21, 2005, Siderca paid ARP69.4 million (USD23.8 million). No additional charge to the income statement was necessary, as the payment did not exceed the previously recorded reserve for this matter.

Other Proceedings

Three of Dalmine’s former managers have been named as defendants in a criminal proceeding, arising from the death of, or, in some cases, injuries to certain employees, before the Court of Bergamo, Italy, based on alleged negligence in failing to inform the employees working in a specific area of the mill of the risks connected with the use of asbestos and for failing to take any measures to prevent the risks connected with the use of asbestos in certain areas of Dalmine’s manufacturing facilities from 1960 to the early 1980s. Of the 21 claims of the affected employees relating to the criminal proceeding, 20 have been already settled. Dalmine is also a defendant in two civil proceedings for work-related injuries arising from its use of asbestos. The first of these proceedings was instituted on February 14, 2001, before the Court of Bergamo, Italy, by the estate of Luigi Pedruzzi, for damages in an aggregate amount of approximately €640,000 (USD0.8 million). The other proceeding was instituted on June 5, 2001, before the Commissione Provinciale di Conciliazione of Bergamo, Italy, the mediation commission for the province of Bergamo, by the estate of Elio Biffi for an aggregate amount of approximately €770,000 (USD1.0 million). In addition, 21 other asbestos-related out-of-court claims have been forwarded to Dalmine, although damages have not yet been specified. Dalmine estimates that its potential liability in connection with the judicial and out-of-court claims not yet settled or covered by insurance is approximately €9.4 million (USD12.8 million). This amount was recognized as a provision for liabilities and expenses as of December 31, 2004. While Dalmine may be subject to additional asbestos-related claims in the future, based on recent trends at Dalmine, we do not believe that asbestos-related liabilities arising from claims already filed against Dalmine or from future asbestos-related claims are reasonably likely to be, individually or in the aggregate, material to our results of operations, liquidity and financial condition.

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

On May 25, 2005, at the general shareholders’ meeting, the Company’s shareholders approved a cash dividend in the amount of USD0.169 per share of common stock currently issued and outstanding and USD1.69 per ADS currently issued and outstanding, of which USD36.4 million was paid from profits of the year, USD163.0 million was paid from retained earnings and USD82,001 from the Company’s other distributable reserve account. The cash dividend was paid on June 13, 2005.

The Company conducts and will continue to conduct all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors—Risks Relating to Our Business. The Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.” These dividend payments will likely depend on the subsidiaries’ results of operations, financial condition, cash and capital requirements, future growth prospects and other factors deemed relevant by their respective boards of directors, as well as on any applicable legal restrictions.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2004, the Company’s legal reserve represented 10% of its share capital.

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

As of May 31, 2005, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 31, 2005, a total of 263,759,960 shares were registered in the name of the depositary for the Company’s ADR program. On May 31, 2005, the closing sales price for the Company’s ADSs on the NYSE was USD69.75, its shares on the Buenos Aires Stock Exchange was ARP20.00, on the Italian Stock Exchange was €5.72 and on the Mexico Stock Exchange was MXP74.67.

New York Stock Exchange

As of May 31, 2005, a total of 26,375,996 ADSs were registered of record. Each ADS represents 10 shares of the Company’s stock. JPMorgan Chase, as successor to Morgan Guaranty Trust Company of New York, or Morgan Guaranty, acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE.

	Price per ADS
	High	Low
2002
December	19.33	17.50

	Price per ADS
	High	Low
2003
First quarter	22.95	19.30
Second quarter	25.81	21.85
Third quarter	28.01	22.97
Fourth quarter	33.32	26.40
Full year	33.32	19.30

	Price per ADS
	High	Low
2004
First quarter	38.60	31.02
Second quarter	34.38	28.10
Third quarter	45.59	33.57
Fourth quarter	51.46	41.69
Full year	51.46	28.10

	Price per ADS
	High	Low
Last Six Months
December 2004	50.97	47.81
January 2005	49.30	45.21
February 2005	65.75	49.81
March 2005	66.95	59.85
April 2005	62.60	53.50
May 2005	71.50	58.76

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Argentine pesos per share), traded on the Buenos Aires Stock Exchange.

	Price per Share
	High	Low
2002
December	6.95	6.40

	Price per Share
	High	Low
2003
First quarter	7.70	6.45
Second quarter	7.34	6.35
Third quarter	8.24	6.65
Fourth quarter	9.86	7.73
Full year	9.86	6.35

	Price per Share
	High	Low
2004
First quarter	11.05	8.94
Second quarter	10.00	8.15
Third quarter	13.80	9.95
Fourth quarter	15.05	12.50
Full year	15.05	8.15

	Price per Share
	High	Low
Last Six Months
December 2004	15.05	14.15
January 2005	14.20	13.35
February 2005	19.25	14.50
March 2005	19.65	17.45
April 2005	18.25	15.35
May 2005	20.80	17.20

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose approximately 130 shareholder members are the only individuals and entities authorized to trade in securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted electronically or by continuous open outcry from 12:00 P.M. to 5:00 P.M. each business day. The Buenos Aires Stock Exchange also operates a continuous market system from 9:30 A.M. to 6:00 P.M. each business day, on which privately arranged trades are registered and made public.

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets and, therefore, subject to greater volatility.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), traded on the Italian Stock Exchange.

	Price per Share
	High	Low
2002
December	1.84	1.51

	Price per Share
	High	Low
2003
First quarter	2.16	1.79
Second quarter	2.24	1.90
Third quarter	2.42	2.05
Fourth quarter	2.64	2.27
Full year	2.64	1.79

	Price per Share
	High	Low
2004
First quarter	2.96	2.55
Second quarter	2.83	2.39
Third quarter	3.69	2.70
Fourth quarter	3.92	3.33
Full year	3.92	2.39

	Price per Share
	High	Low
Last Six Months
December 2004	3.76	3.57
January 2005	3.75	3.41
February 2005	4.99	3.84
March 2005	5.03	4.61
April 2005	4.88	4.18
May 2005	5.72	4.48

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

Mexican Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Mexican pesos per share), traded on the Mexican Stock Exchange.

	Price per Share
	High	Low
2002
December	19.80	17.85

	Price per Share
	High	Low
2003
First quarter	25.50	19.81
Second quarter	27.30	22.50
Third quarter	30.00	25.20
Fourth quarter	36.00	29.60
Full year	36.00	19.81

	Price per Share
	High	Low
2004
First quarter	39.75	35.70
Second quarter	39.00	33.00
Third quarter	52.25	39.00
Fourth quarter	57.35	48.70
Full year	57.35	33.00

	Price per Share
	High	Low
Last Six Months
December 2004	56.40	53.20
January 2005	54.62	51.95
February 2005	73.40	57.95
March 2005	73.65	67.80
April 2005	70.15	61.50
May 2005	76.78	70.35

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

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of USD1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 31, 2005. All shares are fully paid.

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

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share (including shares underlying ADSs) entitles the holder to one vote at the Company’s shareholders’ meetings. The board of directors convenes all general shareholders’ meetings. Any shareholder that holds one or more shares on the fifth calendar day preceding the general meeting shall be admitted to the meeting. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of shareholders’ meetings are governed by the provisions of Luxembourg law and our articles of association. Notices of meetings must be published twice, at least at ten-day intervals and ten days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations (Luxembourg Official Gazette) and in a leading newspaper having general circulation in Luxembourg. The second publication must be ten days prior to the meeting. If a meeting is adjourned for lack of quorum, notices must be published twice, in the Luxembourg Official Gazette and two other Luxembourg newspapers, at 20-day intervals, the second notice appearing 20 days prior to the meeting. If the Company’s shares are listed on a regulated market outside of Luxembourg, the notices shall also (subject to applicable regulations) either be published once in a leading newspaper having general circulation in the country of such listing at the same time as the first publication in Luxembourg or follow the market practices in such country regarding publicity of the convening of a general meeting of shareholders. At an ordinary meeting, the purpose of which is not to amend the articles of association, there is no quorum requirement, and resolutions are adopted by a simple majority. An extraordinary meeting convened for the purpose of amending the articles of association must have a quorum of at least 50% of all issued shares. If a quorum is not reached, the meeting may be reconvened with the same agenda at a later date with no quorum according to the appropriate notification procedures. In both cases, the amendment requires that the resolution be adopted by a two-thirds majority of the shares represented. If the proposed amendments consist of changing the Company’s nationality or of increasing the obligations of the shareholders, the unanimous consent of all shareholders is required.

Directors may be elected at an ordinary meeting by a simple majority vote. Cumulative voting is not applicable. The articles of association do not provide for staggered terms, and directors are elected for a maximum of one year and may be removed with or without cause by majority shareholder vote. Compensation of directors is decided by shareholders at the general shareholders’ meeting.

The Company’s annual ordinary shareholders’ meeting is held at 11:00 a.m. on the first Wednesday of June of each year at the place in the city of Luxembourg indicated in the notice of the meeting. If that day is a legal or banking holiday, the meeting shall be held on the following business day.

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

D. Exchange Controls

Argentina

On January 11, 2002, the exchange rate began to float for the first time since April 1991 and caused the Argentine peso to trade well above the one-to-one parity under the Convertibility Law. As a result, the Argentine Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. However, starting in 2004, the Argentine Central Bank has also, from time to time, purchased US dollars in the open market in order to maintain the value of the US Dollar around ARP 2.9 per US dollar. Additionally, and in order to restrict the inflows of US dollars and avoid volatility in the US dollar market, on June 10, 2005 the Argentine Government issued Decree No. 616/2005 establishing certain restrictions to capital inflows into Argentina. Transfers of foreign currency out of Argentina shall be only permitted upon compliance with the following requirements:

•	a nominative non-transferable deposit denominated in US dollars for an amount equal to 30% of the relevant transaction must be made with the resulting proceeds. This deposit shall be held for a period of 365 calendar days, shall not bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction;

•	inflows must remain in Argentina for a minimum term of 365 calendar days to be computed starting on the day they were negotiated in the local exchange market;

•	inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency denominated payment to non-residents, must be registered with the Argentine Central Bank; and

•	the funds involved in the transactions covered by the Decree shall be credited in a local banking account.

Such requirements do not apply to foreign trade and export finance related transactions nor to the primary placement of publicly traded securities listed in one or more exchange markets.

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

Historically, the Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Mexican pesos to U.S. dollars and the terms of North American Free Trade Agreement, to which Mexico is a signatory, generally prohibit exchange controls. However, if the Mexican economy suffers balance of payment deficits and shortages in its foreign exchange reserves in the future, the Mexican government could attempt to institute a restrictive exchange control policy.

Venezuela

A substantial depreciation of the Venezuelan Bolivar against the U.S. dollar occurred during the first few weeks of 2003. From December 2, 2002 until January 23, 2003, on which date Venezuela suspended foreign exchange trading in an attempt to stem the depreciation of the Bolivar, the Bolivar/U.S. dollar exchange rate declined 40.1% against the U.S. dollar. The substantial reduction of oil exports resulting from the work stoppage also damaged the country’s trade balance. These problems disrupted Venezuela’s economy and threatened to affect negatively Venezuela’s ability to service its external debt. In response to those developments, and in an attempt to achieve monetary stability as well as to ensure Venezuela’s future ability to meet its external debt obligations, Venezuela suspended foreign exchange trading on January 23, 2003. On February 5, 2003, the government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime.

A commission, referred to as the Foreign Currency Administration Commission, or CADIVI, was created for the administration, control and establishment of the new exchange control regime. The new exchange control regime centralized the purchase and sale of foreign currencies in the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan central bank, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. On February 5, 2003, the Ministry of Finance and the central bank fixed the U.S. dollar exchange rate at Bs1,596 to USD1.00 for purchase operations and Bs.1,600 to USD1.00 for sale operations. The exchange rate for the payment of the public foreign debt was set at Bs.1,600 to USD1.00 on February 7, 2003. In February 2004, the Venezuelan government reset the exchange rate to Bs.1,917, a devaluation of 16.5%. In addition, in March 2005, the Venezuelan Bolivar suffered a subsequent devaluation of 12%, leaving the exchange rate at Bs.2,147 to USD1.00.

Romania

Pursuant to Law No. 312/2004, the National Bank of Romania (“NBR”), the country’s central bank, has as its primary objective to ensure and maintain price stability. The main tasks of the NBR are to define and implement the monetary policy and the exchange rate policy; to set the exchange rate regime and to supervise its observance and to decide on the measures for authorization, regulation and prudential supervision of the credit institutions and oversight of the authorized payment systems. In November 2004, the NBR announced that, in the future, its intervention in the currency market will be limited and rare, and currency will fluctuate freely in the market. Despite of these statements, during April 2005 the NBR intervened in the currency market multiple times. The NBR appears to be maintaining an exchange rate close to 36.000 Lei per USD, suppressing the Leu’s appreciation tendency.

Brazil

The Central Bank of Brazil has maintained exchange controls by restricting access to the commercial exchange market to individuals and companies engaged in international trade transactions, repatriation of capital, remittances of dividends, profits, royalties and service fees. Historically, there were two exchange markets in Brazil, both of which operated at floating rates: (i) commercial/financial free exchange rate market, or the commercial market, and (ii) the tourism floating exchange rate market. The commercial market rate is freely negotiated among the banks but is subject to influence by the Central Bank, which occasionally intervenes in the market. The purchase of currency for repatriation of capital invested in the country and for payment of principal and interest on loans, notes, bonds and other debt instruments issued abroad by Brazilian obligors is also made on the commercial market. The obligors of such obligations may freely purchase necessary currency to make the required payments abroad by presenting to an authorized bank the registration certificate issued by Central Bank in connection with such obligations prior to such obligations being incurred. Aside from those two foreign exchange markets, there is a third way of performing transfers from or to Brazil, which is the international transfer of BRL. This type of international transfer does not require an exchange transaction. Non-resident accounts in BRL, or CC5 accounts, are used to perform such transfers. Non-residents maintain CC5 accounts and each debit or credit to such accounts is considered entry of funds into the country or its remittance abroad. Such accounts have been used for intercompany loan arrangements and to make funds available abroad.

On March 4 2005, the National Monetary Council of the Brazilian Central Bank issued resolutions 3265 and 3266 setting forth important modifications to the Brazilian exchange market. The main changes set forth by the two resolutions are the unification of the Brazilian foreign exchange market and the elimination of the limits applicable to the purchase and sale of foreign currency and international transfer of BRL for Brazilian private non-financial legal entities.

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

If you are a non-corporate U.S. holder, dividends paid to you in taxable years before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

For foreign tax credit purposes, the dividend will be income from sources outside the United States, and generally, if paid in taxable years beginning before January 1, 2007, will be considered “passive income” or “financial services income,” and if paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income,” which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. No U.S. foreign tax credit will be allowed to U.S. holders of shares or ADSs in respect of any personal property or similar tax imposed by Luxembourg (or any taxing authority thereof or therein).

Distributions of additional shares to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis (determined in U.S. dollars) in such shares or ADSs. Generally such gain or loss will be long-term capital gain or loss if your holding period for such shares or ADSs exceeds one year. Long-term capital gains of a corporate U.S. holder that are recognized before January 1, 2009 are generally subject to a maximum tax rate of 15%. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at the highest rate applicable to ordinary income.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to the risk of changes in interest rates, foreign currency exchange rates and to a limited extent, commodity prices. We selectively manage these exposures through the use of derivative instruments to mitigate our market risk. We do not use derivative financial instruments for trading or other speculative purposes.

The following tables provide a breakdown of our debt instruments at December 31, 2004 and 2003, which included fixed and variable interest rate obligations, detailed by currency and maturity date:

	Expected maturity date
At December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total(1)
	(in thousands of USD)
Non-current Debt
Fixed rate	—	7,104	6,772	5,857	4,632	6,684	31,049
Floating rate	—	177,988	111,071	46,862	21,320	32,461	389,702

Current Debt
Fixed rate	314,661	—	—	—	—	—	314,633
Floating rate	523,931	—	—	—	—	—	523,958

	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

	Expected maturity date
At December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total(1)
	(thousand of USD)
Non-current Debt
Fixed rate	—	6,423	6,157	5,863	5,621	10,978	35,042
Floating rate	—	158,770	135,788	23,431	13,412	8,336	339,737

Current Debt
Fixed rate	120,249	—	—	—	—	—	120,249
Floating rate	338,623	—	—	—	—	—	338,623

	458,872	165,193	141,945	29,294	19,033	19,314	833,651

[1]	As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our nominal weighted average interest rate for our debt instruments was 3.77% and 2.85% for 2004 and 2003 respectively. This rate was calculated using the rate set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount at December 31, 2004 and 2003 respectively.

Total Debt by Currency

	2004	2003
	(in thousands of USD)
USD	530,076	335,737
EUR	451,255	381,103
ARP(2)	137,223	26,607
JPY	84,737	70,020
MXN	24,406	—
BRL	24,099	15,783
Other	7,547	4,401

	1,259,342	833,651

(2)	At December 31, 2004 and 2003 Tenaris had entered into currency forward agreements to swap its Argentine peso denominated debt for notional amounts of USD 107.6 million and USD 13.5 million, respectively.

Interest Rate Risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. Currently, we have long-term variable interest rate debt amounting to USD389,702, in addition to short-term variable interest rate debt amounting to USD523,958. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

On certain occasions, we have used interest rate swap agreements to manage our exposure to interest rate changes.

Interest Rate Swaps

At December 31, 2004 and 2003, Tenaris had variable interest rate swap arrangements according to the following schedule:

At December 31, 2004	Total	Fair Value
	(in thousands of USD)
Variable to fixed
Contract Amount (EUR)	123,867	(3,447)
Average pay rate	4.67%
Average receive rate	Euribor 6M

Contract Amount (MXN)	24,412	(147)
Average pay rate	9.64%
Average receive rate	TIIE 28 Days

Variable to variable
Contract Amount (EUR)	70,006	192
Average pay rate	Euribor 6M+0.3%
Average receive rate	Euribor 6M+0.7%

At December 31, 2003	Total	Fair Value
Variable to fixed
Contract Amount (EUR)	139,544	(3,416)
Average pay rate	4.47%
Average receive rate	Euribor 6M

Variable to variable
Contract Amount (EUR)	65,048	(89)
Average pay rate	Euribor 6M+0.3%
Average receive rate	Euribor 6M+0.7%

In 2005, we entered into additional fixed-for variable interest rate swaps for an aggregate notional amount of USD250 million.

Foreign Exchange Exposure Risk

We transact our business in many currencies other than the US dollar, our reporting currency. As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our income statement. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the U.S. dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary’s measurement currency may vary according to currency fluctuations.

Certain of our subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

Tenaris aims to neutralize the economic effect of currency appreciation or depreciation. However, the fact that a number of subsidiaries have measurement currencies other than the U.S. dollar can sometimes distort the result of these efforts as reported under IFRS. Due to the conversion method under IFRS part of the impact of the appreciation/depreciation of currencies is reflected directly in the shareholders’ equity and not in the income statement, as Currency translation differences.

Foreign Currency Derivative Contracts

At December 31, 2004 and 2003, Tenaris was party to foreign currency forward agreements as detailed below.

At December 31, 2004	2005	Total	Fair Value
	(thousand of USD)
Forwards
USD/Euro (Euro forward purchases)
Contract Amount	26,832	26,832	976
Average contractual Exchange rate	1.3090	1.3090

JPY/USD (Japanese forward purchases)
Contract Amount	124,618	124,618	5,388
Average contractual Exchange rate	106.51	106.51

CAD/USD (Canadian dollar forward sales)
Contract Amount	(39,583)	(39,583)	(1,108)
Average contractual Exchange rate	1.2348	1.2348

USD/GBP (Pound sterling forward purchases)
Contract Amount	63,320	63,320	3,449
Average contractual Exchange rate	1.7790	1.7790

BRL/USD (Brazilian real forward sales)
Contract Amount	(53,068)	(53,068)	(1,885)
Average contractual Exchange rate	2.8173	2.8173

ARS/USD (Argentine peso forward purchases)
Contract Amount	107,601	107,601	2,154
Average contractual Exchange rate	3.0373	3.0373

MXN/USD (Mexican peso forward sales)
Contract Amount	(30,789)	(30,789)	(560)
Average contractual Exchange rate	11.5612	11.5612

At December 31, 2003	2004	Total	Fair Value
	(thousand of USD)
Forwards

USD/Euro (Euro forward sales)
Contract Amount	(4,117)	(4,117)	(365)
Average contractual Exchange rate	1.1472	1.1472

JPY/USD (Japanese yen forward purchases)
Contract Amount	52,571	52,571	2,661
Average contractual Exchange rate	112.7327	112.7327

JPY/Euro (Japanese yen forward purchases)
Contract Amount	3,045	3,045	(83)
Average contractual Exchange rate	130.5980	130.5980

CAD/USD (Canadian dollar forward sales)
Contract Amount	(36,700)	(36,700)	(1,054)
Average contractual Exchange rate	1.3415	1.3415

BRL/USD (Brazilian real forward sales)
Contract Amount	(4,994)	(4,994)	6
Average contractual Exchange rate	2.8883	2.8883

ARS/USD (Argentine peso forward purchase)
Contract Amount	13,769	13,769	280
Average contractual Exchange rate	2.9690	2.9690

Currency options and collars

USD/EUR
Contract Amount	(9,494)	(9,494)	(1,435)
Average contractual Exchange rate	1.1487	1.1487

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, our disclosure controls and procedures are effective to achieve their intended objectives.

During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The board of directors has determined that the audit committee members do not meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. However, it has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16B. Code of Ethics

In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions.

The text of our code of ethics for senior officers is posted on our web site at: www.tenaris.com/en/Investors/corporategovernance.asp.

Item 16C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2004 and 2003, PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2004 and 2003 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2004	2003
Audit Fees	2,027	1,576
Audit-Related Fees	362	63
Tax Fees	344	778
All Other Fees	—	116

Total	2,733	2,533

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators, including in 2003 USD 63,000 previously reported under the Tax fees item. In 2004, this item also includes fees incurred in connection with Sarbanes-Oxley Act Section 404 internal control project assistance.

Tax Fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services.

All Other Fees

Fees disclosed in the table above under “All Other Fees” in 2003 consisted primarily of fees paid for legal services provided to our Mexican subsidiaries in connection with disputes with tax authorities in that country.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of regarding pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the audit committee makes its recommendations to the rest of the board of directors concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

During 2004, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) during 2004.

However, in the future, we may, with the approval of our shareholders, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program would depend on market conditions as well as other corporate and regulatory considerations.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-57 of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 25, 2005

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank*

7.1	Statement Explaining Calculation of Ratios

8.1	List of subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769).

Tenaris S.A.    Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2004 and 2003

and

for the years ended December 31, 2004, 2003 and 2002

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

Buenos Aires, Argentina

February 23, 2005 except as to

Notes 34 and 35 which is as of March 28, 2005

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Daniel A. López Lado

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(all amounts in USD thousands, unless otherwise stated)	Notes	2004	2003	2002
Net sales	1	4,136,063	3,179,652	3,219,384
Cost of sales	2	(2,776,936)	(2,207,827)	(2,169,228)

Gross profit		1,359,127	971,825	1,050,156
Selling, general and administrative expenses	3	(672,449)	(566,835)	(567,515)
Other operating income	5 (i)	152,591	8,859	18,003
Other operating expenses	5 (ii)	(25,751)	(125,659)	(28,767)

Operating income		813,518	288,190	471,877
Financial income (expenses), net	6	5,802	(29,420)	(20,597)

Income before equity in earnings (losses) of associated companies, income tax and minority interest		819,320	258,770	451,280
Equity in earnings (losses) of associated companies	7	206,037	27,585	(6,802)

Income before income tax and minority interest		1,025,357	286,355	444,478
Income tax	8	(220,376)	(63,918)	(207,771)

Net income before minority interest		804,981	222,437	236,707
Minority interest (1)	27	(20,278)	(12,129)	(42,881)

Net income before other minority interest		784,703	210,308	193,826
Other minority interest (2)	27	—	—	(99,522)

Net income		784,703	210,308	94,304

Weighted average number of ordinary shares in issue (thousands)	9	1,180,507	1,167,230	732,936
Basic and diluted earnings per share (USD per share)	9	0.66	0.18	0.13

(1)	Minority interest represents the participation of minority shareholders of those consolidated subsidiaries not included in the exchange transaction completed on December 13, 2002 (including Confab Industrial S.A., NKKTubes K.K. and Tubos de Acero de Venezuela S.A., as well as the participation at December 31, 2002, of minority shareholders of Siderca S.A.I.C., Dalmine S.p.A. and Tubos de Acero de Mexico S.A. that did not exchange their participation).

(2)	Other minority interest represents the participation of minority shareholders attributable to the exchanged shares, since January 1, 2002 until the date of the 2002 Exchange Offer (see Note 28 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

CONSOLIDATED BALANCE SHEET

(all amounts in USD thousands)	Notes	At December 31, 2004		At December 31, 2003
ASSETS

Non-current assets
Property, plant and equipment, net	10	2,164,601		1,960,314
Intangible assets, net	11	49,211		54,037
Investments in associated companies	12	99,451		45,814
Other investments	13	24,395		23,155
Deferred tax assets	20	161,173		130,812
Receivables	14	151,365	2,650,196	59,521	2,273,653

Current assets
Inventories	15	1,269,470		831,879
Receivables and prepayments	16	374,446		165,134
Trade receivables	17	936,931		652,782
Other investments	18 (i)	119,666		138,266
Cash and cash equivalents	18 (ii)	311,579	3,012,092	247,834	2,035,895

Total assets			5,662,288		4,309,548

EQUITY AND LIABILITIES

Shareholders’ Equity			2,495,924		1,841,280

Minority interest	27		165,271		119,984

Non-current liabilities
Borrowings	19	420,751		374,779
Deferred tax liabilities	20	371,975		418,333
Other liabilities	21 (i)	172,442		191,540
Provisions	22 (ii)	31,776		23,333
Trade payables		4,303	1,001,247	11,622	1,019,607

Current liabilities
Borrowings	19	838,591		458,872
Current tax liabilities		222,735		108,071
Other liabilities	21 (ii)	176,393		207,594
Provisions	23 (ii)	42,636		39,624
Customers advances		127,399		54,721
Trade payables		592,092	1,999,846	459,795	1,328,677

Total liabilities			3,001,093		2,348,284

Total equity and liabilities			5,662,288		4,309,548

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Statutory balances according to Luxembourg Law									Total at December 31,
(all amounts in USD thousands)	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Retained Earnings	Total	Adjustments to IFRS	Currency translation adjustments	Retained Earnings	2004	2003	2002
Balance at January 1,	1,180,288	118,029	609,269	96,555	201,480	2,205,621	(634,759)	(34,194)	304,612	1,841,280	1,694,054	875,401

Currency translation differences	—	—	—	—	—	—	—	4,174	—	4,174	309	(34,503)
Change in ownership in Exchange Companies (Note 28)	—	—	—	—	—	—	—	—	—	—	—	1,724
Capital Increase and Exchange Transaction (Note 28)	249	25	464	82	—	820	—	—	—	820	51,611	796,418
Dividends paid in cash	—	—	—	(96,555)	(38,498)	(135,053)	—	—	—	(135,053)	(115,002)	(39,290)
Net income	—	—	—	—	373,477	373,477	(373,477)	—	784,703	784,703	210,308	94,304

Balance at December 31,	1,180,537	118,054	609,733	82	536,459	2,444,865	(1,008,236)	(30,020)	1,089,315	2,495,924	1,841,280	1,694,054

The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25 (vi)

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31,
(all amounts in USD thousands)	Notes	2004	2003	2002
Cash flows from operating activities
Net income		784,703	210,308	94,304
Depreciation and amortization	10 & 11	208,119	199,799	176,315
Provision for BHP proceeding	5 (ii) & 25 (i)	—	114,182	18,923
Fintecna arbitration award	25 (i)	(126,126)	—	—
Income tax accruals less payments	31 (ii)	44,659	(138,570)	174,478
Equity in (earnings) losses of associated companies	7	(206,037)	(27,585)	6,802
Interest accruals less payments, net	31 (iii)	16,973	(3,032)	4,780
Net provisions	22 & 23	11,455	(13)	(27,473)
Power plant impairment	25 (v) (i)	11,705	—	—
Result from disposition of investment in associated companies	5 (i)	—	(1,018)	—
Minority interest	27	20,278	12,129	142,403
Change in working capital	31 (i)	(621,187)	(107,156)	(100,842)
Currency translation adjustment and others		(46,254)	16,592	(28,254)

Net cash provided by operating activities		98,288	275,636	461,436

Cash flows from investing activities
Capital expenditures	10 & 11	(183,312)	(162,624)	(147,577)
Acquisitions of subsidiaries and associates, net of cash provided by business acquisitions		(97,595)	(65,283)	(15,107)
Cost of disposition of property, plant and equipment and intangible assets	10 & 11	12,054	5,965	14,427
Proceeds from sales of investments in associated companies		—	1,124	—
Convertible loan to associated companies		—	(31,128)	—
Dividends and distributions received from associated companies		48,598	—	—
Acquisitions of minority interest		—	(299)	—
Changes in trust fund		20,359	—	(32,349)

Net cash used in investing activities		(199,896)	(252,245)	(180,606)

Cash flows from financing activities
Dividends paid in cash		(135,053)	(115,002)	(39,290)
Dividends paid to minority interest in subsidiaries	27	(31)	(14,064)	(41,484)
Proceeds from borrowings		676,862	590,490	425,268
Repayments of borrowings		(376,768)	(544,606)	(528,870)

Net cash provided by (used in) financing activities		165,010	(83,182)	(184,376)

Increase / (Decrease) in cash and cash equivalents		63,402	(59,791)	96,454

Movement in cash and cash equivalents
At beginning of the year		247,834	304,536	213,814
Effect of exchange rate changes		343	3,089	(5,732)
Increase / (Decrease) in cash and cash equivalents		63,402	(59,791)	96,454

At December 31,		311,579	247,834	304,536

Non-cash financing activity
Fair value adjustment of minority interest acquired		—	(925)	—
Common stock issued in acquisition of minority interest		820	51,611	796,418
Conversion of debt to equity in subsidiaries		13,072	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

ACCOUNTING POLICIES (“AP”)

Index to accounting policies

A	Business of the Company and basis of presentation	F-8

B	Group accounting	F-8

C	Foreign currency translation	F-9

D	Property, plant and equipment	F-10

E	Impairment	F-10

F	Intangible assets	F-10

G	Other investments	F-11

H	Inventories	F-12

I	Trade receivables	F-12

J	Cash and cash equivalents	F-12

K	Shareholders’ equity	F-12

L	Borrowings	F-13

M	Income taxes - Current and Deferred	F-13

N	Employee - related liabilities	F-13

O	Employees’ statutory profit sharing	F-14

P	Provisions and other liabilities	F-14

Q	Revenue recognition	F-15

R	Cost of sales and expenses	F-15

S	Earnings per share	F-15

T	Derivative financial instruments	F-15

U	Segment information	F-15

V	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)	F-15

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

ACCOUNTING POLICIES

The following is a summary of the main accounting policies followed in the preparation of these consolidated financial statements:

A	Business of the Company and basis of presentation

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies, as explained in Note 28. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of these holdings is included in Note 32.

At December 31, 2004, 2003 and 2002, the financial statements of Tenaris and its subsidiaries have been consolidated. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) adopted by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB. The Company has applied IFRS 3 for all business combinations that occurs after March 31, 2004. The consolidated financial statements are presented in thousands of U.S. dollars (“USD”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

These consolidated financial statements were approved by Tenaris’s Board of Directors on February 23, 2005.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris’s subsidiaries have been eliminated in consolidation. However, the fact that the measurement currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expenses), net.

See Note 32 for the list of the consolidated subsidiaries.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

B	Group accounting (Cont’d.)

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control (see AP B (1)). Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’s interest in the associated companies.

Tenaris’s investment in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) was accounted for under the equity method, as Tenaris has significant influence. At December 31, 2004, Tenaris holds a 14.5% of Amazonia. As explained in Note 25 (ii), as from February 15, 2005 Tenaris has increased its participation in Amazonia to 21.2%.

See Note 12 for a list of principal associated companies.

C	Foreign Currency Translation

(1)	Translation of financial statements in currencies other than the measurement currency

IASB’s Standing Interpretation Committee’s interpretation number 19 (“SIC-19”) states that the measurement currency should provide information about the enterprise that is useful and reflects the economic substance of the underlying events and circumstances relevant to the enterprise.

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the Tenaris’s subsidiaries is the respective local currency. In the case of Siderca S.A.I.C. (“Siderca”), Tenaris’s subsidiary in Argentina, as well as Siderca’s Argentine subsidiaries, the measurement currency is the U.S. dollar, because:

•	Siderca and its subsidiaries are located in Argentina and its local currency has been affected by recurring severe economic crises;

•	Sales are mainly denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

•	Prices of critical raw materials are settled in U.S. dollars; and

•	Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

In addition, Tenaris Global Services S.A. (“TGS”), TGS’s commercial network subsidiaries, and the intermediate holding subsidiaries of Tenaris use the U.S. dollar as their measurement currency, which reflects these entities’ cash flow and transactions being primarily determined in U.S. dollars.

Income statements of subsidiaries stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year, while balance sheets are translated at the exchange rates at December 31. Translation differences are recognized in shareholders’ equity as currency translation adjustments. In the case of a sale or other disposition of any such subsidiary, any accumulated translation difference would be recognized in the income statement as part of the gain or loss of the sale.

(2)	Transactions in currencies other than the measurement currency

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

D	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost. Land and buildings comprise mainly factories and offices and are shown at historical cost less depreciation. In the case of business acquisitions proper consideration to the fair value of the assets acquired has been given.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs from the financing of relevant construction in progress is capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

Restricted tangible assets in Dalmine S.p.A. (“Dalmine”) with a net book value at December 31, 2004 of USD6.2 million are assets that will be returned to the Italian government authorities upon expiration of the underlying contract. These assets are depreciated over their estimated useful economic lives.

In cases where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount (see AP E).

E	Impairment

Circumstances affecting the recoverability of tangible and intangible assets including investments in associated and in other companies may change. If this happens, the recoverable amount of the relevant asset is estimated. The recoverable amount is determined as the higher of the asset’s net selling price and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount. Management periodically evaluates the carrying value of its tangible and intangible assets for impairment. The carrying value of these assets is considered impaired when an other than temporary decrease in the value of the assets has occurred.

At December 31, 2004, no impairment provisions were recorded other than the one on the electric power generating facility, as explained in Note 25 (v)(i). The impairment provision recorded in previous years by Amazonia on its investment in Siderúrgica del Orinoco CA (“Sidor”), was reversed in 2004 and included in Equity in earnings (losses) of associated companies, as explained in Note 12.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s participation in acquired companies’ net assets at the acquisition date. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 15 years. Amortization is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

F	Intangible assets (Cont’d.)

(2)	Negative goodwill

Negative goodwill represents the excess of the fair values of Tenaris’ participation in acquired companies’ net assets at the acquisition date over the acquisition cost. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets, not to exceed 15 years. This income is included in Cost of sales. See Note 33 for the impact of new IFRS as from January 1, 2005.

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

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2004, 2003 and 2002 totaled USD26.3, USD21.9 and USD14.0 million respectively.

(5)	Licenses and patents

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years.

G	Other investments

Under IAS 39 “Financial Instruments: Recognition and Measurement”, financial assets have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual “available-for-sale” category. All of Tenaris’s Other investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, without considerating if they are technically available for disposition according to the terms of the underlying contracts.

The financial resources that were placed in trust funds up to December 31, 2004, have been contributed to two subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.) as from January 1, 2005.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

Investments in other companies in which Tenaris has less than 20% of the voting rights or over which Tenaris does not have significant influence, are reported at cost.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

H	Inventories

Inventories are stated at the lower of cost (calculated using principally the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods and goods in process based on management’s analysis of the aging.

I	Trade receivables

Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client’s difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. Additionally, this provision is adjusted periodically based on management’s analysis of the aging.

J	Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

K	Shareholders’ equity

(1)	Basis of presentation

The balances of the consolidated statement of changes in shareholders’ equity include:

•	The value of share capital, legal reserve, share premium, other distributable reserve and retained earnings in accordance with Luxembourg Law;

•	The currency translation adjustments and retained earnings of Tenaris’ subsidiaries under IFRS;

•	The adjustment of the preceding items to value the balances by application of IFRS.

The combined consolidated statement of changes in shareholders´ equity for the year 2002 was prepared based on the following:

•	Currency translation differences due to the translation of the financial statements in currencies of the combined consolidated companies are shown in a separate line;

•	Changes in ownership in the Exchange Companies –as defined in Note 28- comprises the net increase or decrease in the percentage of ownership that Sidertubes –at that time Tenaris’s controlling shareholder- owned in these companies;

•	Dividends paid prior to the 2002 Exchange Offer (see Note 28) include the dividends paid by Siderca, Tamsa, Dalmine or Tenaris Global Services to Sidertubes prior to the contribution of Sidertubes’ assets to the Company, as if they had been paid by Tenaris to Sidertubes, as well as the dividends effectively paid by Tenaris to its shareholders.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

K	Shareholders’ equity (Cont’d.)

(2)	Dividends

Dividends are recorded in Tenaris’s financial statements in the period in which they are approved by Tenaris’s shareholders, or when interim dividends are approved by the Board of Directors in accordance to the authority given to them by the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg legal requirements. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 25 (vi).

L	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

M	Income Taxes – Current and Deferred

Under present Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.

The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. A liability is recorded for tax benefits that were taken in tax return but have been not recognized for financial reporting.

Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment –originated in both difference in valuation and useful lives considered by accounting standards and tax regulations-, inventories valuation, provisions for pensions and tax losses carry-forward. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those temporary differences recognized as deferred tax assets against such income.

N	Employee-related liabilities

(a)	Employees’ severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris’s Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees’ severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD71.8 million at December 31, 2004 and USD66.4 million at December 31, 2003.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

N	Employee-related liabilities (Cont’d.)

(b)	Pension obligations

Certain Tenaris officers are covered by defined benefit employee retirement plans designed to provide retirement, termination and other benefits to those officers.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD11.6 million and USD8.6 million at December 31, 2004 and 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

For its main plan, Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry a time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris’s other assets, and therefore this plan is classified as “unfunded” under the IFRS definition. Benefits provided by this plan are in U.S. dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who retired or were terminated before December 31, 2003. After this date, the benefits of this plan are calculated on a seven-year salary average.

Additionally, certain other officers and former employees of one of Tenaris subsidiaries are covered by a separate plan classified as “funded” under IFRS definition.

(c)	Other compensation obligations

Employee entitlements to annual leave and long-service leave is accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

O	Employees’ statutory profit sharing

Under Mexican law, Tenaris’s Mexican subsidiaries are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees’ statutory profit sharing is provided under the liability method. The deferred liability within this provision amounts to USD68.9 million at December 31, 2004 and USD51.1 million at December 31, 2003, and it is included in Non current other liabilities. Temporary differences arise between the “statutory” bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

P	Provisions and other liabilities

Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. If Tenaris expects a provision to be reimbursed (for example under an insurance contract), and the reimbursement is virtually certain, the reimbursement is recognized as an asset.

Tenaris has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Tenaris’ estimates of the outcomes of these matters and the advice of Tenaris’ legal advisors. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on Tenaris’ future results of operations and financial conditions or liquidity.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

Q	Revenue recognition

Sales are recognized as revenues when earned and realized or realizable. This includes satisfying the following criteria: the arrangement with the customer is evident, through the receipt of a purchase order; the sales price is known and arranged; delivery -as defined by the risk transfer provision of the sales contracts- has occurred, which may include delivery to the customer storage facility at one of the Company’s subsidiaries; and the collection is reasonably assured.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on an effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’s right to collect is established.

R	Cost of sales and sales expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to client orders are classified as selling, general and administrative expenses.

S	Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There were no potential ordinary shares outstanding at December 31, 2004, 2003 and 2002. See Note 9.

T	Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included within the section “Financial Risk Management” below.

U	Segment information

Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: Seamless, Welded and other metallic products, Energy and Others.

The secondary reporting format is based on a geographical location. Although, Tenaris’s business is managed on a worldwide basis, Tenaris operates in five main geographical areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania.

V	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP)

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which differ in certain important respects from US GAAP. The significant differences at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are reflected in the reconciliation provided in Note 34 and principally relate to the items discussed in the following paragraphs:

(1)	Purchase accounting difference affecting the acquisition of Tavsa

In connection with the acquisition of interests in Tavsa in 1998, Tenaris recognized under IFRS certain liabilities associated with the workforce reductions as of the date of the acquisition, which generated goodwill under IFRS. These liabilities did not met all recognition criteria under US GAAP and, therefore, the reconciliation of the net income shows the impact of the amortization of goodwill in 2002.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

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

(3)	Equity in investments in associated companies

Under IFRS, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the IFRS financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net loss adjustment of USD 55.0 million and USD0.6 million for the years ended December 31, 2004 and 2002, respectively. Following is a description of the significant differences between IFRS and US GAAP as they relate to the Company’s equity investees:

(i)	As explained in Notes 12 and 25(ii), Amazonia recorded an impairment provision on its investment in Sidor in previous years. During 2004, and due to better conditions in the economic environment market of Sidor and based on projections of future cash flows estimated by Amazonia’s management, the impairment provision was reversed under IFRS. Under US GAAP, the impairment provision was instead allocated to the residual value of the fixed assets of Sidor and, consequently, was not reversed. Also, under US GAAP, Venezuela was considered a hyperinflationary country only until December 31, 2001, notwithstanding after that date Venezuelan Bolivar suffered a substantial depreciation against the U.S. dollar. Accordingly, under US GAAP, the U.S. dollar was used as Sidor’s functional currency until December 31, 2001.

(ii)	Under IFRS, Sidor accounted for the debt restructuring process carried out in fiscal year 2003 under IAS 39 and, accordingly, recorded a gain on restructuring. Under US GAAP, Sidor followed the provisions contained in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”), which states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.

(iii)	Under US GAAP the Company calculated the effect of the above mentioned adjustment on deferred income taxes.

(4)	Unrecognized prior service costs

Under IFRS past service costs related to pension benefits are recognized over the remaining vesting period. Where benefits have already vested, past service costs are recognized immediately.

Under US GAAP, past service costs are recognized over the remaining service lives of active employees

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

V	Summary of significant differences between International Financial Reporting Standards (IFRS) and Generally Accepted Accounting Principles in the United States of America (US GAAP) (Cont’d)

(5)	Financial assets’ changes in fair value

The Company has certain investments in trust funds. Under IFRS, the Company is carrying these investments at market value with unrealized gains and losses, if any, included in the statement of income.

As explained in AP G, the company has allocated certain investments in trust funds to the “available-for-sale” category as defined by IAS 39. Under US GAAP, the Company is carrying these investments at market value with material unrealized gains and losses, if any, included in shareholder’s equity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 115 also states that for such investments an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in Other Comprehensive Income shall be reclassified into the Income Statement.

Specific identification was used to determine cost in computing realized gain or loss. For the purpose of assigning these investments to the categories specified in IAS 39, the Company considers available potential needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding securities at the time of purchase.

(6)	Goodwill

Under IFRS, purchased goodwill is capitalized as an intangible asset, with a rebuttable presumption that its useful life does not exceed 20 years.

An impairment review of goodwill is required whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and annually if estimated useful life exceeds 20 years.

Under US GAAP, an investment recorded under the purchase method of accounting requires an estimation of the fair values of the underlying, separately identifiable assets and liabilities. Any excess of the cost of the investment over the fair value of acquired net assets is treated as goodwill.

As a result of the adoption of SFAS No. 142 “Goodwill and other intangible assets”, the Company assessed the goodwill for impairment. The impairment loss was presented as a cumulative effect of a change in accounting principle as of January 1, 2002.

Effective January 1, 2002 in accordance with SFAS No. 142, the Company ceased the amortization of goodwill under US GAAP.

(7)	Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to an acquisition, including the cost of registering and issuing equity securities, are considered in determining the cost of acquisition.

Under US GAAP, in accordance with SFAS No. 141 “Business combinations”, costs of registering and issuing equity securities shall be recognized as a reduction of the fair value of the securities.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

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

Tenaris operates internationally and is exposed to foreign exchange rate risk arising from various currency exposures. Certain of Tenaris’s subsidiaries use forward contracts in order to hedge their exposure to exchange rate risk primarily in U.S. dollars.

Tenaris aims to neutralize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollars. However, the fact that a number of subsidiaries have measurement currencies other than the U.S. dollars can sometimes distort the result of these efforts as reported under IFRS.

(ii)	Interest rate risk

Dalmine and Tamsa have entered into interest rate swaps for long-term debt to partially hedge future interest payments, converting borrowings from floating rates to fixed rates.

(iii)	Concentration of credit risk

Tenaris has no significant concentration of credit risk from customers. Our single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to 11% in 2004.

Tenaris has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history, or use credit insurance, letters of credit and other instruments to reduce credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

(iv)	Liquidity risk

Management maintains sufficient cash and marketable securities, availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

(2)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value.

Derivative transactions and other financial instruments, while providing economic hedges under risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement. The fair values of derivative instruments included in Other liabilities and Receivables are disclosed in Note 24.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

FINANCIAL RISK MANAGEMENT (CONT’D.)

(3)	Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value less any estimated credit adjustments was considered.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Tenaris uses a variety of methods, including -but not limited to- estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

I NDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

Notes to the consolidated financial statements

(In the notes all amount are shown in USD thousands, unless otherwise stated)

1	Segment information

Primary reporting format: business segments

Year ended December 31, 2004	Seamless	Welded and other metallic products	Energy	Others	Unallocated	Total
Net sales	3,273,267	348,137	417,870	96,789	—	4,136,063
Cost of sales	(2,075,164)	(249,471)	(398,462)	(53,839)	—	(2,776,936)

Gross profit	1,198,103	98,666	19,408	42,950	—	1,359,127

Segment assets	4,322,982	510,669	121,846	610,162	96,629	5,662,288
Segment liabilities	2,430,935	313,600	122,046	134,512	—	3,001,093

Capital expenditures	149,326	23,276	1,438	9,272	—	183,312
Depreciation and amortization	185,118	12,665	3,554	6,782	—	208,119

Year ended December 31, 2003
Net sales	2,388,177	350,745	333,207	107,523	—	3,179,652
Cost of sales	(1,531,995)	(274,643)	(316,566)	(84,623)	—	(2,207,827)

Gross profit	856,182	76,102	16,641	22,900	—	971,825

Segment assets	3,434,547	370,260	105,629	217,846	181,266	4,309,548
Segment liabilities	1,959,274	252,993	91,982	44,035	—	2,348,284

Capital expenditures	129,405	24,245	5,380	3,594	—	162,624
Depreciation and amortization	180,855	10,896	3,706	4,342	—	199,799

Year ended December 31, 2002
Net sales	2,244,138	580,001	210,415	184,830	—	3,219,384
Cost of sales	(1,421,262)	(379,384)	(198,727)	(169,855)	—	(2,169,228)

Gross profit	822,876	200,617	11,688	14,975	—	1,050,156

Segment assets	3,388,977	365,743	41,155	122,045	163,978	4,081,898
Segment liabilities	1,860,338	223,240	49,909	67,574	—	2,201,061

Capital expenditures	110,739	27,053	5,623	4,162	—	147,577
Depreciation and amortization	162,444	7,669	2,768	3,434	—	176,315

Tenaris’s main business segment is the manufacture of seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for USD86,721 in 2004, USD62,755 in 2003 and USD50,021 in 2002. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for USD36,765, USD37,647 and USD22,269 in 2004, 2003 and 2002, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

1	Segment information (Cont’d.)

Secondary reporting format: geographical segments

Year ended December 31, 2004	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Total assets	1,773,958	1,808,557	1,596,464	109,266	277,414	96,629	5,662,288
Trade receivables	143,731	346,628	295,896	81,369	69,307	—	936,931
Property, plant and equipment, net	728,468	635,939	737,507	4,645	58,042	—	2,164,601
Capital expenditures	83,003	29,694	64,845	2,257	3,513	—	183,312
Depreciation and amortization	89,934	68,432	41,986	35	7,732	—	208,119

Year ended December 31, 2003
Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,326,569	1,193,960	1,310,471	90,699	206,583	181,266	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment, net	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditures	63,636	47,965	42,988	358	7,677	—	162,624
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799

Year ended December 31, 2002
Net sales	956,382	829,744	577,279	511,119	344,860	—	3,219,384
Total assets	1,355,217	921,215	1,268,689	169,810	202,989	163,978	4,081,898
Trade receivables	208,313	145,863	123,572	145,681	29,820	—	653,249
Property, plant and equipment, net	624,115	471,580	784,104	2,556	51,882	—	1,934,237
Capital expenditures	73,121	39,985	25,628	2,551	6,292	—	147,577
Depreciation and amortization	83,344	48,078	39,913	23	4,957	—	176,315

Allocation of net sales is based on the customers’ location. Allocation of assets and capital expenditure are based on the assets’ location. Allocation of depreciation and amortization is based on the related assets’ location.

The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment includes Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

2	Cost of sales

	Year ended December 31,
	2004	2003	2002
Inventories at the beginning of the year	831,879	680,113	735,574

Plus: Charges of the year
Raw materials, energy, consumables and other movements	2,269,351	1,515,990	1,370,417
Services and fees	259,025	272,313	227,090
Labor cost	369,681	286,748	235,902
Depreciation of property, plant and equipment	174,880	171,896	154,794
Amortization of intangible assets	12,748	6,763	2,370
Maintenance expenses	82,323	54,335	50,234
Provisions for contingencies	994	3,802	4,307
Allowance for obsolescence	23,167	6,011	19,042
Taxes	3,088	4,273	3,160
Others	19,270	37,462	46,451

	3,214,527	2,359,593	2,113,767

Less: Inventories at the end of the year	(1,269,470)	(831,879)	(680,113)

	2,776,936	2,207,827	2,169,228

3	Selling, general and administrative expenses

	Year ended December 31,
	2004	2003	2002
Services and fees	121,269	129,237	101,566
Labor cost	157,114	134,769	117,975
Depreciation of property, plant and equipment	10,218	8,477	6,164
Amortization of intangible assets	10,273	12,663	12,987
Commissions, freights and other selling expenses	250,085	189,353	261,249
Provisions for contingencies	12,142	2,005	8,122
Allowances for doubtful accounts	7,187	5,704	6,387
Taxes	59,256	45,337	33,335
Others	44,905	39,290	19,730

	672,449	566,835	567,515

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2004	2003	2002
Wages, salaries and social security costs	509,572	410,458	347,096
Employees’ severance indemnity (Note 21 (i)(a))	12,907	9,988	6,453
Pension benefits – defined benefit plans (Note 21 (i)(b))	4,316	1,071	328

	526,795	421,517	353,877

At year-end, the number of employees was 16,447 in 2004, 14,391 in 2003 and 13,841 in 2002.

5	Other operating items

		Year ended December 31,
		2004	2003	2002
(i)	Other operating income

	Reimbursement from insurance companies and other third parties	3,165	1,544	6,814
	Net income from other sales	16,063	4,075	3,132
	Net income from disposition of investments in associated companies	—	1,018	—
	Net rents	1,362	2,222	2,414
	Gain on government securities	—	—	5,643
	Fintecna arbitration award, net of legal expenses (Note 25 (i))	123,000	—	—
	Power plant - reimbursement from supplier (Note 25 (v)(i))	9,001	—	—

		152,591	8,859	18,003

(ii)	Other operating expenses

	Provision for BHP proceedings	—	114,182	18,923
	Allowance for doubtful receivables	2,104	1,728	1,334
	Power plant - impairment and associated charges (Note 25 (v)(i))	18,447	—	—
	Miscellaneous	5,200	9,749	8,510

		25,751	125,659	28,767

6	Financial income (expenses), net

	Year ended December 31,
	2004	2003	2002
Interest expense	(46,930)	(33,134)	(34,480)
Interest income	14,247	16,426	14,201
Net foreign exchange transaction gains/ (losses) and changes in fair value of derivative instruments	33,127	(16,165)	11,567
Financial discount on trade receivables	—	—	(8,810)
Miscellaneous	5,358	3,453	(3,075)

	5,802	(29,420)	(20,597)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

7	Equity in earnings (losses) of associated companies

	Year ended December 31,
	2004	2003	2002
Equity in earnings (losses) of associated companies (Note 12)	122,911	27,585	(6,802)
Convertible debt option Amazonia (Note 25 (ii))	83,126	—	—

	206,037	27,585	(6,802)

8	Income tax

	Year ended December 31,
	2004	2003	2002
Current tax	277,219	148,240	192,862
Deferred tax (Note 20)	(44,731)	(63,862)	26,426

	232,488	84,378	219,288
Effect of currency translation on tax base (Note 20)	(12,112)	(20,460)	25,266

Subtotal	220,376	63,918	244,554
Recovery of Income Tax (a)	—	—	(36,783)

	220,376	63,918	207,771

(a)	In 2002 Tamsa succeeded in an income tax claim against the Mexican tax authorities, resulting in a recovery of income tax of previous years of MXN355.6 million (USD36.8 million).

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2004	2003	2002 (b)
Income before tax and minority interest	1,025,357	286,355	444,478

Tax calculated at the tax rate in each country	268,488	99,060	184,201
Non taxable income / Non deductible expenses	(10,019)	(27,907)	(37,470)
Changes in the tax rates in Mexico	(25,886)	—	—
Effect of currency translation on tax base (a)	(12,112)	(20,460)	25,266
Effect of taxable exchange differences	10,742	13,367	79,362
Utilization of previously unrecognized tax losses	(10,837)	(142)	(6,805)

Tax charge	220,376	63,918	244,554

(a)	Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries. These gains and losses are required by IFRS even though the reduced tax bases of the relevant assets will only result in reduced amortization deductions for tax purposes in future periods throughout the useful life of those assets and, consequently, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that was due and payable in any of the relevant periods.

(b)	Does not include tax recovery of USD36.8 million

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

9	Earnings and dividends per share

(i)	Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year.

	Year ended December 31,
	2004	2003	2002
Net income attributable to shareholders	784,703	210,308	94,304

Weighted average number of ordinary shares in issue (thousands)	1,180,507	1,167,230	732,936
Basic and diluted earnings per share	0.66	0.18	0.13

Dividends paid	(135,053)	(115,002)	—

Dividends per share	0.11	0.10	—

(ii)	As explained in Note 28 (a) the Sidertubes contribution and the exchange offer transaction took place in 2002. For purposes of comparison, the Company has calculated the pro-forma earnings per share for year 2002 as if these transactions had taken place on January 1, 2002. Moreover, with respect to subsequent acquisitions and residual offers carried out during 2003 (see Note 28 (b)) the Company has calculated the pro-forma earnings per share for year 2003 as if these transactions had all taken place on January 1, 2003. The pro-forma earnings per share thus calculated are shown below:

	Year ended December 31,
	2004	2003	2002
	(Unaudited)
Net income attributable to shareholders	784,703	210,308	193,826
Weighted average number of ordinary shares in issue (thousands)	1,180,507	1,180,288	1,160,701

Basic and diluted earnings per share	0.66	0.18	0.17

Dividends paid	(135,053)	(115,002)	—

Dividends per share	0.11	0.10	—

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

10	Property, plant and equipment, net

Year ended December 31, 2004	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817
Translation differences	6,938	87,970	2,520	2,107	643	100,178
Additions	11,547	10,744	2,509	133,193	5,165	163,158
Disposals / Consumptions	(3,928)	(16,587)	(4,521)	(1,258)	(828)	(27,122)
Transfers / Reclassifications	20,039	111,674	1,824	(135,293)	1,433	(323)
Increase due to business combinations	14,891	172,665	3,490	—	51	191,097

Values at the end of the year	353,416	5,397,991	118,193	84,942	19,263	5,973,805

Depreciation
Accumulated at the beginning of the year	112,693	3,378,536	89,222	—	6,052	3,586,503
Translation differences	1,836	37,514	1,773	—	135	41,258
Depreciation charge	14,246	162,726	7,497	—	629	185,098
Disposals / Consumptions	(603)	(11,083)	(3,567)	—	(17)	(15,270)
Transfers / Reclassifications	(24)	365	(348)	—	(83)	(90)

Accumulated at the end of the year	128,148	3,568,058	94,577	—	6,716	3,797,499

Impairment (Note 25 (v)(i))	—	(11,705)	—	—	—	(11,705)

At December 31, 2004	225,268	1,818,228	23,616	84,942	12,547	2,164,601

Year ended December 31, 2003	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	296,608	4,801,316	99,200	141,861	10,087	5,349,072
Translation differences	(7,736)	64,472	4,595	(1,353)	3,332	63,310
Additions	455	23,107	4,420	106,057	3,426	137,465
Disposals / Consumptions	(1,664)	(27,612)	(3,312)	(135)	(1,882)	(34,605)
Transfers	15,819	139,939	7,454	(160,237)	(2,164)	811
Increase due to business combinations	447	30,303	14	—	—	30,764

Values at the end of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817

Depreciation
Accumulated at the beginning of the year	98,616	3,228,390	82,139	—	5,690	3,414,835
Translation differences	843	9,248	2,474	—	977	13,542
Depreciation charge	7,519	165,403	6,769	—	682	180,373
Disposals / Consumptions	(921)	(24,255)	(2,243)	—	(1,221)	(28,640)
Transfers	6,636	(250)	83	—	(76)	6,393

Accumulated at the end of the year	112,693	3,378,536	89,222	—	6,052	3,586,503

At December 31, 2003	191,236	1,652,989	23,149	86,193	6,747	1,960,314

Property, plant and equipment includes interest capitalized for USD19,686 and USD19,159 for the years ended December 31, 2004 and 2003, respectively. During 2004 and 2003, Tenaris capitalized borrowing costs of USD527 and USD1,787, respectively.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

11	Intangible assets, net

Year ended December 31, 2004	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total
Cost
Values at the beginning of the year	88,802	10,490	142,904	(130,692)	111,504
Translation differences	3,850	579	164	(3,194)	1,399
Additions	20,022	132	—	—	20,154
Transfers / Reclassifications	2,657	(173)	—	—	2,484
Disposals	(747)	—	—	—	(747)

Values at the end of the year	114,584	11,028	143,068	(133,886)	134,794

Amortization
Accumulated at the beginning of the year	42,101	8,561	20,882	(14,077)	57,467
Translation differences	2,695	522	172	—	3,389
Amortization charge	21,600	1,105	9,350	(9,034)	23,021
Transfers/ Reclassifications	3,138	(887)	—	—	2,251
Disposals	(545)	—	—	—	(545)

Accumulated at the end of the year	68,989	9,301	30,404	(23,111)	85,583

At December 31, 2004	45,595	1,727	112,664	(110,775)	49,211

Year ended December 31, 2003	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total
Cost
Values at the beginning of the year	35,348	30,381	132,224	(126,735)	71,218
Translation differences	5,185	4,030	—	(2,944)	6,271
Additions	23,687	1,472	—	—	25,159
Transfers	24,582	(25,393)	—	—	(811)
Increase due to business acquisitions	—	—	10,680	(1,013)	9,667

Values at the end of the year	88,802	10,490	142,904	(130,692)	111,504

Amortization
Accumulated at the beginning of the year	15,573	16,152	11,997	(5,188)	38,534
Translation differences	2,391	3,509	—	—	5,900
Amortization charge	14,580	4,850	8,885	(8,889)	19,426
Transfers	9,557	(15,950)	—	—	(6,393)

Accumulated at the end of the year	42,101	8,561	20,882	(14,077)	57,467

At December 31, 2003	46,701	1,929	122,022	(116,615)	54,037

(a)	Corresponds to the Seamless segment

12	Investments in associated companies

	Year ended December 31,
	2004	2003
At the beginning of year	45,814	14,327
Translation differences	(21,094)	2,197
Equity in earnings (losses) of associated companies	122,911	27,585
Dividends and distributions received	(48,598)	—
Acquisitions	418	1,811
Sales	—	(106)

At the end of year	99,451	45,814

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

12	Investments in associated companies (Cont’d.)

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2004	2003	2004	2003
Consorcio Siderurgia Amazonia Ltd. (a)	Cayman Islands	14.49%	14.49%	76,007	23,500
Ylopa Serviços de Consultadoria Lda. (b)	Madeira	24.40%	24.40%	20,622	19,500
Condusid C.A.	Venezuela	20.00%	20.00%	2,375	2,708
Others				447	106

				99,451	45,814

(a)	The value at December 31, 2003 is net of an impairment provision of USD51.9 million, prompted by the effect of negative conditions in the international steel markets, the recession in Venezuela, and the revaluation of the Venezuelan currency against the U.S. dollar on the operations of its subsidiary Sidor, which are factors that led to the 2003 Restructuring. The impairment provision was reversed in 2004 due to better conditions in the economic environment market of Sidor, based on projections of future cash flows estimated by Amazonia’s management –See Note 25 (ii)-.

(b)	At December 31, 2004 and 2003 the retained earnings of Ylopa Serviços de Consultadoria Lda. (“Ylopa”) totalled USD77.1 million and USD72.5 million, respectively.

13	Other investments – non current

	Year ended December 31,
	2004	2003
Deposits with insurance companies	11,315	9,866
Investments in other companies	12,702	12,855
Others	378	434

	24,395	23,155

14	Receivables – non current

	Year ended December 31,
	2004	2003
Government entities	4,064	2,239
Employee advances and loans	5,086	3,269
Tax credits	8,455	9,495
Trade receivables	1,112	5,966
Advances to suppliers	4,750	11,535
Ylopa Convertible Loan (Note 25 (ii))	121,955	33,508
Receivables on off-take Contract	7,338	13,419
Miscellaneous	11,777	1,348

	164,537	80,779
Allowances for doubtful accounts (Note 22 (i))	(13,172)	(21,258)

	151,365	59,521

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

15	Inventories

	Year ended December 31,
	2004	2003
Finished goods	526,623	360,190
Goods in process	256,203	158,918
Raw materials	196,141	111,988
Supplies	214,604	173,738
Goods in transit	143,021	74,788

	1,336,592	879,622
Allowance for obsolescence (Note 23 (i))	(67,122)	(47,743)

	1,269,470	831,879

16	Receivables and prepayments

	Year ended December 31,
	2004	2003
V.A.T. credits	82,580	34,225
Prepaid taxes	12,416	29,141
Reimbursements and other services receivable	33,306	11,782
Government entities	15,999	14,532
Employee advances and loans	8,281	13,660
Advances to suppliers	35,397	19,382
Other advances	21,222	18,472
Government tax refunds on exports	19,683	14,530
Fintecna arbitration award (Note 25 (i))	126,126	—
Miscellaneous	27,782	15,171

	382,792	170,895
Allowance for other doubtful accounts (Note 23 (i))	(8,346)	(5,761)

	374,446	165,134

17	Trade receivables

	Year ended December 31,
	2004	2003
Current accounts	877,213	605,119
Notes receivables	83,882	71,666

	961,095	676,785
Allowance for doubtful accounts (Note 23 (i))	(24,164)	(24,003)

	936,931	652,782

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

18.	Cash and cash equivalents, and Other investments

		Year ended December 31,
		2004	2003
(i)	Other investments
	Trust funds	119,666	138,266

(ii)	Cash and cash equivalents
	Cash and short-term highly liquid investments	311,573	247,414
	Time deposits with related parties	6	420

		311,579	247,834

19	Borrowings

	Year ended December 31,
	2004	2003
Non-current
Bank borrowings	372,275	299,965
Debentures and other loans	40,845	65,375
Finance lease liabilities	7,631	9,439

	420,751	374,779

Current
Bank borrowings	530,949	272,740
Bank overdrafts	4,255	9,804
Debentures and other loans	300,856	171,062
Finance lease liabilities	2,531	5,266

	838,591	458,872

Total Borrowings	1,259,342	833,651

The maturity of borrowings is as follows:

At December 31, 2004	1 year or less	1 - 2 years	2 - 3 years	3 - 4 Years	4 - 5 years	Over 5 Years	Total
Financial lease	2,531	1,632	1,300	1,059	794	2,846	10,162
Other borrowings	836,060	183,460	116,543	51,660	25,158	36,299	1,249,180

Total borrowings	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

Significant borrowings obtained in previous years include a USD150.0 million three-year syndicated loan obtained by Tamsa in 2003 and maturing in December 2006. The most significant financial covenants under the Tamsa loan agreement are the maintenance of minimum levels of working capital, the commitment not to incur in additional indebtedness above agreed limits or pledges on certain assets and compliance with debt service ratios calculated on Tamsa’s financial statements.

Borrowings include loans for an outstanding principal value of USD201.2 million secured over certain of the properties of Dalmine and Confab. Only one of these loans has covenants, the most significant of which relate to maintenance of limited total indebtedness and compliance with debt service ratios.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

19	Borrowings (Cont’d.)

As of December 31, 2004 Tenaris was in compliance with all of its financial covenants. Management estimates that current covenants allow it a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive rates.

In January 2005, Dalmine repaid USD65.4 million corresponding to a 7-year Euro-denominated bullet bond recorded under current bank borrowings.

The nominal average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2004.

	2004	2003
Bank borrowings	3.89%	2.94%
Debentures and other loans	3.48%	2.69%
Finance lease liabilities	2.99%	1.94%

Breakdown of long-term borrowings by currency and rate is as follows:

Bank borrowings non current

Currency	Interest rates	Year ended December 31,
		2004	2003
USD	Variable	215,730	240,928
EUR	Variable	160,026	160,399
EUR	Fixed	9,794	—
JPY	Variable	48,170	—
JPY	Fixed	27,065	45,082
BRS	Variable	24,099	15,783
MXN	Variable	24,406	—

		509,290	462,192
Less: Current portion of medium and long-term loans		(137,015)	(162,227)

Total Bank borrowings non current		372,275	299,965

Debentures and other loans non current

Currency	Interest rates	Year ended December 31,
		2004	2003
EUR	Variable	70,811	66,156
USD	Variable	45,382	—
USD	Fixed	5,449	—

		121,642	66,156
Less: Current portion of medium and long-term loans		(80,797)	(781)

Total Debentures and other loans non current		40,845	65,375

The Debentures were issued on January 1998, at a face value of ITL100,000 million with interest linked to the 3-month Libor

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

19	Borrowings (Cont’d.)

Finance lease liabilities non current

Currency	Interest rates	Year ended December 31,
		2004	2003
EUR	Variable	573	3,777
EUR	Fixed	78	—
SGD	Fixed	9	—
JPY	Fixed	9,502	10,928

		10,162	14,705

Less: Current portion of medium and long-term loans		(2,531)	(5,266)

Total finance leases non current		7,631	9,439

The carrying amounts of Tenaris’s assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2004	2003
Property, plant and equipment mortgages	573,513	417,126

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2004	2003
At beginning of year	287,521	386,167
Translation differences	(926)	(17,157)
Increase due to business combinations	392	(1,925)
Income statement credit	(44,731)	(63,862)
Effect of currency translation on tax base	(12,112)	(20,460)
Deferred employees statutory profit sharing charge	(19,342)	4,758

At end of year	210,802	287,521

The movement in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at 2004
At beginning of year	232,791	52,637	132,905	418,333
Translation differences	6,449	94	2,076	8,619
Increase due to business combinations	—	—	392	392
Acquisition of minority interest in subsidiaries	20	276	(338)	(42)
Income statement (credit)/charge	(35,017)	10,446	(30,756)	(55,327)

At end of year	204,243	63,453	104,279	371,975

(a)	Includes the effect of currency translation on tax base explained in Note 8

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

20	Deferred income tax (Cont’d.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (a)	Other	Total at 2004
At beginning of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)
Translation differences	(7,365)	(316)	(351)	(1,513)	(9,545)
Acquisition of minority interest in subsidiaries	(49)	—	—	91	42
Income statement charge/(credit)	20,710	(12,669)	(7,069)	(21,830)	(20,858)

At end of year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)

(a)	The tax loss carry-forwards arising from the BHP settlement is included under each voice that originated them.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2004	2003
Deferred tax assets	(161,173)	(130,812)
Deferred tax liabilities	371,975	418,333

	210,802	287,521

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2004	2003
Deferred tax assets to be recovered after more than 12 months	(31,869)	(20,385)
Deferred tax liabilities to be settled after more than 12 months	246,072	300,733

21	Other liabilities

		Year ended December 31,
		2004	2003
(i)	Non-current

	Employee liabilities
	Employees’ statutory profit sharing	68,917	51,110
	Employees’ severance indemnity (a)	71,759	66,426
	Pension benefits (b)	11,578	8,569

		152,254	126,105

	Accounts payable – Settlement BHP (Note 25 (i))	—	54,691

	Other liabilities
	Taxes payable	8,757	8,345
	Miscellaneous	11,431	2,399

		20,188	10,744

		172,442	191,540

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

21	Other liabilities (Cont’d.)

(a)	Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2004	2003
Total included in non-current Employee liabilities	71,759	66,426

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2004	2003	2002
Current service cost	9,999	7,291	4,518
Interest cost	2,908	2,697	1,935

Total included in Labor costs	12,907	9,988	6,453

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2004	2003	2002
Discount rate	4%	5%	5%
Rate of compensation increase	3%	4%	4%

(b)	Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2004	2003
Present value of unfunded obligations	16,478	12,134
Unrecognized actuarial gains (losses)	(4,900)	(3,565)

Liability in the balance sheet	11,578	8,569

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2004	2003	2002
Current service cost	571	381	255
Interest cost	875	637	584
Net actuarial (gains) losses recognized in the year	2,870	53	(511)

Total included in Labor costs	4,316	1,071	328

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

21	Other liabilities (Cont’d.)

(b)	Pension benefits (Cont’d.)

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2004	2003
At the beginning of the year	8,569	11,069
Transfers and new participants of the plan	1,244	(103)
Total expense	4,316	1,071
Translation differences	167	—
Contributions paid	(2,718)	(3,468)

At the end of year	11,578	8,569

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2004	2003	2002
Discount rate	7%	7%	7%
Rate of compensation increase	2%	2%	2%

		Year ended December 31,
		2004	2003
(ii)	Other liabilities – current
	Payroll and social security payable	86,189	61,900
	Accounts payable - BHP Settlement (Note 25 (i))	61,965	109,257
	Loan from Ylopa (Note 25 (ii))	—	10,590
	Liabilities with related parties	1,432	3,742
	Miscellaneous	26,807	22,105

		176,393	207,594

22	Non-current provisions

(i)	Deducted from assets

Allowance for doubtful accounts- Receivables
Year ended December 31, 2004
Values at the beginning of the year	(21,258)
Translation differences	154
Reversals / Additional provisions (*)	154
Used (*)	7,778

At December 31, 2004	(13,172)

Year ended December 31, 2003
Values at the beginning of the year	(21,394)
Translation differences	(846)
Reversals / Additional provisions (*)	(3,547)
Used (*)	4,529

At December 31, 2003	(21,258)

(*)	Includes effect of provisions on off–take credits, which are reflected in the Cost of sales.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

22	Non-current provisions (Cont’d.)

(ii)	Liabilities

Legal claims and contingencies
Year ended December 31, 2004
Values at the beginning of the year	23,333
Translation differences	800
Increased due to business combinations	2,355
Reversals / Additional provisions	7,438
Used	(2,150)

At December 31, 2004	31,776

Year ended December 31, 2003
Values at the beginning of the year	33,874
Translation differences	2,990
Reversals / Additional provisions	(379)
Used	(13,152)

At December 31, 2003	23,333

23	Current provisions

(i)	Deducted from assets

	Allowance for doubtful accounts- Trade receivables	Allowance for other doubtful accounts- Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2004
Values at the beginning of the year	(24,003)	(5,761)	(47,743)
Translation differences	(611)	(83)	(1,814)
Reversals /Additional provisions	(7,402)	(2,043)	(23,167)
Increase due to business combinations	(835)	(484)	(6,334)
Used	8,687	25	11,936

At December 31, 2004	(24,164)	(8,346)	(67,122)

Year ended December 31, 2003
Values at the beginning of the year	(25,333)	(5,997)	(51,621)
Translation differences	(1,321)	(327)	(1,626)
Reversals /Additional provisions	(5,282)	544	(6,011)
Used	7,933	19	11,515

At December 31, 2003	(24,003)	(5,761)	(47,743)

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

23	Current provisions (Cont’d.)

(ii)	Liabilities

	BHP Provision	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2004
Values at the beginning of the year	—	4,065	35,559	39,624
Translation differences	—	341	2,878	3,219
Reversals / Additional provisions	—	6,254	(556)	5,698
Used	—	(5,151)	(1,673)	(6,824)
Increase due to business combinations	—	—	919	919

At December 31, 2004	—	5,509	37,127	42,636

Year ended December 31, 2003
Values at the beginning of the year	44,066	4,259	25,628	73,953
Translation differences	6,015	715	4,885	11,615
Reversals / Additional provisions	5,995	3,087	3,099	12,181
Used (*)	(56,076)	(3,996)	(5,713)	(65,785)
Increase due to business combinations	—	—	7,660	7,660

At December 31, 2003	—	4,065	35,559	39,624

(*)	In the case of BHP, the provision was reclassified into Other Liabilities (see Note 21) following the settlement agreement explained in Note 25 (i)

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2004	2003
Contracts with positive fair values:
Interest rate swap contracts	192	—
Forward foreign exchange contracts	12,163	2,947
Commodities contracts	—	1,197

Contracts with negative fair values:
Interest rate swap contracts	(3,595)	(3,505)
Forward foreign exchange contracts	(3,749)	(2,937)
Commodities contracts	(283)	(1,592)

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

24	Derivative financial instruments (Cont’d.)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

				Fair Value December 31,
Notional amount (in thousands)		Swap	Term	2004	2003
EUR	111,975	Pay fixed/Receive variable	2005	(1,493)	(1,916)
EUR	22,608	Pay fixed/Receive variable	2007	(853)	(770)
MXN	275,000	Pay fixed/Receive variable	2007	(148)	—
EUR	1,488	Pay fixed/Receive variable	2009	(152)	—
EUR	6,956	Pay fixed/Receive variable	2010	(757)	(819)

				(3,403)	(3,505)

Exchange rate derivatives

		Fair Value December 31,
Currencies	Contract	2004	2003
USD/EUR	Euro Forward sales	(107)	(365)
USD/EUR	Euro Forward purchases	1,083	—
USD/EUR	Currency options and collars	—	(1,435)
JPY/USD	Japanese Yen Forward purchases	5,388	2,661
JPY/EUR	Japanese Yen Forward purchases	—	(83)
CAD/USD	Canadian Dollar Forward sales	(1,108)	(1,054)
BRL/USD	Brazilian Real Forward sales	(1,885)	6
ARS/USD	Argentine Peso Forward purchases	2,154	280
GBP/USD	Pound Sterling Forward purchases	3,449	—
USD/MXN	Mexican Peso Forward sales	(560)	—

		8,414	10

Commodities price derivatives

		Fair Value December
Contract	Terms	2004	2003
Gas call options	2004	—	(213)
Gas put options	2004-2005	(283)	(246)
Oil call options	2004	—	1,066
Oil put options	2004	—	(1,087)
Oil call options	2004	—	131
Oil put options	2004	—	(46)

		(283)	(395)

25	Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP Billiton (“BHP”)–see 25 (i) below–). Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris’s consolidated financial position or results of operations.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

25	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(i)	BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP settled their litigation concerning the failure of an underwater pipeline. According to the terms of the settlement, Dalmine will pay BHP a total of GBP108.0 million (USD207.2 million), inclusive of expenses, which amount (net of advances previously made) is payable in three annual installments. The first two installments of GBP30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP30.4 million is due in December 2005. A Libor + 1% interest rate applies to the outstanding amounts.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV (“Tenet”) –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized– commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna is required to pay to Tenaris the sum of EUR92.6 million (approximately USD126 million). Under applicable rules of the International Chamber of Commerce, the award is binding on the parties and must be carried out without delay, although that requests for clarification or other petitions could delay compliance with the terms of the award. Income from this award is included in “Other operating income”.

(ii)	Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Sidor and Amazonia, an associated company of Tenaris which concluded during 2003 (the “2003 Restructuring”), entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia’s existing shares and shares of Sidor held in its possession, which are due to expire in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris acquired a 24.4% equity stake in Ylopa, a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD32.9 million, primarily in the form of debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) became Sidor’s creditor (in a “Participation Account Agreement”) of a non-interest bearing loan, payable if and when Sidor reaches certain financial goals defined as “Excess Cash”, and (b) received debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa’s choice (“the convertible debt instrument”), which were valued by these companies at their respective fair value.

On February 3, 2005 Ylopa exercised its option to convert its convertible debt instruments into Amazonia’s common stock. In connection with this conversion, Tenaris recorded a gain of USD83.1 million. In determining the value of the debt instruments, management considered the information available provided by Amazonia, comprising the financial statements of Amazonia and the discounted cash flow projections prepared for purposes of assessing the impairment of Amazonia’s investment in Sidor. Both values do not differ significantly.

As a result, Tenaris’s participation in Amazonia increased from 14.5% to 21.2%, thereby increasing its indirect participation in Sidor from 8.7% to 12.6%.

The 2003 Restructuring set forth a mechanism for Sidor to repay its debts under the “Participation Account Agreement” whereby Ylopa is entitled to receive its percentage of the participation of Sidor’s Excess Cash (determined in accordance with a specific formula). Sidor had been distributing Excess Cash to Ylopa on a semi-annual basis starting October 2003. As from January, 2005 Sidor will distribute Excess Cash on a quarterly basis. During the year ended December 31, 2004, Tenaris obtained USD38.0 million from Ylopa related to Sidor’s Excess Cash.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

25	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(iii)	Tax claims

Conversion of tax-loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP59.4 million (approximately USD20.3 million) at December 31, 2004 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflation adjustment procedures

In their respective tax returns for the year ended December 31, 2002, Siderca and Siat S.A., (another subsidiary of Tenaris domiciled in Argentina), used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on their monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Peso to the United States dollar at a fixed rate of ARP1=USD1 and was not reinstated after the termination of the convertibility regime.

Both subsidiaries have (i) started legal proceedings objecting to the constitutional grounds for the above mentioned suspension (on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable) and (ii) obtained an injunction that prevents the tax authorities from summarily executing their claim while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a provision for the full potential tax liability on the alleged artificial gains plus statutory interest, but excluding fines or any other potential punitive charges. At December 31, 2004 the provision totaled ARP80.3 million (USD27.5 million).

On October 29, 2004, Siderca applied to join the promotional regime established by Argentine Law 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs if and only if the benefits of such regime are received by Siderca. On February 11, 2005, Argentine Government approved these benefits. For this reason, Siderca has to pay its liability. No charges arose from this payment, as Tenaris had previously recorded a provision for this claim as described above.

(iv)	Other Proceedings

Dalmine is currently subject to eleven civil proceedings and three former Dalmine managers are subject to a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 21 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR9.4 million (USD12.8 million).

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

25	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(v)	Commitments

The following are the Company’s main off-balance sheet commitments:

(a)	Tenaris entered into an off-take contract with Complejo Siderúrgico de Guayana C.A. (“Comsigua”) to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year’s notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders’ agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris has paid –on average– higher than market prices for its HBI and according to the original contract has accumulated a credit. During the year ended at December 31, 2004, Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales.

In connection with Tenaris’s original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua’s cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD3.2 million outstanding as of December 31, 2004) in support of the USD156 million (USD42.5 million outstanding as of December 31, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua’s financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b)	In August 2001, Dalmine Energie S.p.A. (“Dalmine Energie”) entered into a ten-year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay conditions until October 1st, 2011. The outstanding value of the contract at December 31, 2004 is approximately EUR588.0 million (USD800.9 million).

(c)	Under the Gas Release Program enacted by Eni S.p.A., Gas and Power Division, in August 2004, Dalmine Energie increased its availability of natural gas for the period from October 1st, 2004 to September 30th, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR230.0 million (USD313.3 million), based on prices prevailing as of December 2004. Dalmine Energie has also obtained, at the Italian border, the necessary capacity on the interconnection infrastructure to transport the natural gas to Italy for the period of the gas supply.

(d)	Under a lease agreement between Gade Srl (Italy) and Dalmine, entered into in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine’s former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD11.3 million). Up to the date of these financial statements, the auction has not yet been announced.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

25	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(v)	Commitments (Cont’d.)

(e)	On October 24, 2003 Tenaris’s subsidiaries Siderca and Generadora del Paraná S.A. (“Generadora”), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which incorporates certain take-or-pay conditions, Tenaris committed to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on an annual basis. In December 2003, Generadora transferred all of its assets and the rights arising from the purchase agreement with Repsol-YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. At December 31, 2004, the parties to the joint agreement had fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

(f)	On April 27, 2004 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD10.0 million at Bank San Paolo IMI S.p.A. as collateral for a financial transaction between the mentioned bank and Siderca, another Tenaris subsidiary, generating a restriction on the availability of such funds.

(g)	In July 2004, Tenaris’s subsidiary Matesi Materiales Siderurgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement establishes a start-up period until June 2005 for which the take-or-pay conditions will not be in force. The outstanding value of the contract at December 31, 2004 is approximately USD75.2 million.

(h)	On August 20, 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis.

(i)	In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the repairs costs of the generator estimated in USD9.0 million. Tenaris recognized a Receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, plant and equipment for USD11.7 million. The reparation is expected to be completed by September 2005. In addition, Tenaris recorded a loss of USD6.7 million due to commitments to deliver steam vapor and gas and the related penalties.

(j)	On September 16, 2004 Tenaris’s Board of Directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR109 million (USD148 million). This investment is expected to improve the competitiveness of Tenaris’s Italian seamless pipe operations by reducing its energy costs and securing a reliable source of power.

(vi)	Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At December 31, 2004 the Company has created this reserve in full.

Shareholders’ equity at December 31, 2004 under Luxembourg law and regulations comprises the following captions:

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Other distributable reserves	82
Retained earnings	536,459

Total shareholders equity according Luxembourg law	2,444,865

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

25	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(vi)	Restrictions on the distribution of profits (Cont’d.)

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2004, the distributable reserve and retained earnings of Tenaris under Luxembourg Law totaled USD536.5 million, as detailed below.

Distributable reserve and retained earnings at December 31, 2003 under Luxembourg Law	298,035
Dividends and distribution received	292,589
Other income and expenses for the year 2004	80,888
Dividends paid	(135,053)
Increase in reserve due to capital increase (see Note 28 (b))	82

Distributable reserve and retained earnings at December 31, 2004 under Luxembourg law	536,541

26	Ordinary shares and share premium

	Number of Ordinary shares
	2004	2003
At January 1	1,180,287,664	1,160,700,794
Net issue of shares (see Note 28 (b))	249,166	19,586,870

At December 31	1,180,536,830	1,180,287,664

The total of issued and outstanding ordinary shares as of December 31, 2004 is 1,180,536,830 with a par value of USD1 per share with one vote each.

27	Minority interest

	Year ended December 31,
	2004	2003	2002
At beginning of year	119,984	186,783	918,981
Currency translations differences	9,478	16,738	(62,816)
Share of net profit of subsidiaries	20,278	12,129	142,403
Acquisition and increases	21,106	458	—
Exchange of shares of Siderca, Dalmine and Tamsa	—	(44,887)	(768,577)
Sales	(649)	(37,173)	(2,020)
Dividends (*)	(4,926)	(14,064)	(41,188)

At end of year	165,271	119,984	186,783

(*)	Includes dividends approved not paid for USD4.9 million in 2004.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

28	2002 Exchange Offer and other events with impact on minority interest

(a)	2002 Exchange Offer

On October 18, 2002, Sidertubes -at that time the Company’s controlling shareholder- contributed all of its assets to Tenaris in exchange for shares of the Company’s common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca, Tamsa, Dalmine, TGS and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecánica S.A and Metalcentro S.A.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine (“the 2002 Exchange Offer”). These acquisitions were accounted for under the purchase method and the acquisition costs, totalling USD811.3 million and gave rise to a net negative goodwill of USD5.2 million.

(b)	Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On September 15, 2003 Tenaris concluded an exchange offer in the United States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD51,611 thousand. The acquisition cost was determined on the bases of the price of Tenaris’s shares on September 12, 2003.

For the 356,392 shares of Tamsa’s common stock outstanding in the Mexican market, Tenaris and Sidertubes, established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris’s shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa’s common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million.

On February 13, 2004, Tenaris increased its capital stock by issuing 249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. In accordance with Luxembourg law, the capital increase was allocated USD249 to share capital, USD25 to legal reserve, USD464 to a share premium and USD82 to other distributable reserve.

As of December 31, 2004, Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.

Subsequent acquisition of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0% of Dalmine’s common stock. On July 11, 2003, Tenaris concluded a cash offer for the remaining minority interest in Dalmine and held, directly or indirectly, 96.8% of the shares of Dalmine. At December 31, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 99.2% of the shares of Dalmine.

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

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

29	Business and other acquisitions

As a result of the transactions explained in Note 28, Tenaris acquired 0.03% of Tamsa, 0.5% of Dalmine during 2004, and 5.5% of Tamsa, 9.9% of Dalmine and 0.9% of Siderca during 2003.

On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary’s capital stock to USD50.0 million.

On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD9.6 million, plus transaction costs.

As described in AP A, management applied IFRS 3 for the business combination detailed below.

On July 9, 2004 Tenaris and Sidor through their jointly owned company Matesi, acquired from Posven, a Venezuelan company its industrial facility for the production of pre-reduced HBI, located in Ciudad Guayana, Venezuela, for the price of USD120.0 million. The acquisition did not generate goodwill. As of December 31, 2004 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. (“Tubman”), a company incorporated under the laws of Gibraltar, which owned 84.86% of S. C. Silcotub S.A. (“Silcotub”) and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l., all of them incorporated in Romania for a total consideration of USD42.0 million. The acquisition of these companies did not generate goodwill.

Tenaris reached an agreement with the Romanian privatization agency (AVAS) to settle the litigation commenced by the latter against Tubman in connection with the alleged breach of certain of Tubman’s obligations under the privatization agreement by virtue of which Tubman purchased control of S.C. Laminorul S.A. (“Laminorul”). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul to the Romanian government, representing 69.99% of Laminorul’s capital stock, and retained 2,334,145 shares (16.45% of Laminorul’s capital stock).

The acquired business contributed revenues of USD93.2 million and net gains of USD6.1 million to Tenaris in the year ended at December 31, 2004.

The assets and liabilities arising from acquisitions are as follows:

	Year ended December 31,
	2004	2003
Other assets and liabilities (net)	(25,060)	(3,612)
Property, plant and equipment	191,097	30,764
Goodwill	—	9,667

Net assets acquired	166,037	36,819
Minority interest	(8,034)	31,025
Total non-current liabilities (*)	(60,408)	(2,561)

Total liabilities assumed	(60,408)	(2,561)

Sub-total	97,595	65,283

Cash - acquired	5,177	5,687
Fair value adjustment of minority interest acquired	—	(925)
Common stock issued in acquisition of minority interest	820	51,611

Purchase consideration	103,592	121,656

(*)	Year ended at December 31, 2004 includes Matesi’s liability with Sidor (minority shareholder of Matesi).

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

29	Business and other acquisitions (Cont’d.)

Details of net assets acquired and goodwill are as follows:

	Year ended December 31,
	2004	2003
Purchase consideration	103,592	121,656
Fair value of acquired business	(103,592)	(111,989)

Goodwill	—	9,667

30	Related party transactions

The Company is controlled by I.I.I. Industrial Investments Inc. B.V.I., which at December 31, 2004 owned 60.2% of Tenaris’ shares and voting rights. At that date the remaining 39.8% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

		Year ended December 31,
		2004	2003	2002
(i)	Transactions

(a)	Sales of goods and services
	Sales of goods	72,932	57,865	258,083
	Sales of services	24,983	11,811	6,934

		97,915	69,676	265,017

(b)	Purchases of goods and services
	Purchases of goods	63,132	70,984	160,792
	Purchases of services	58,831	64,793	103,858

		121,963	135,777	264,650

(c)	Acquisitions of subsidiaries	—	(304)	—

		At December 31,
		2004	2003
(ii) Year-end balances

(a)	Arising from sales/purchases of goods/services
	Receivables from related parties	52,663	42,116
	Payables to related parties (1)	(17,401)	(37,219)

		35,262	4,897

(b)	Cash and cash equivalents
	Time deposits	6	420

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

30	Related party transactions (Cont’d.)

		At December 31,
		2004	2003
(c)	Other balances
	Trust fund	119,666	118,087
	Convertible debt instruments - Ylopa	121,955	33,508

		241,621	151,595

(d)	Financial debt
	Borrowings and overdrafts (2)	(56,906)	(5,716)
	Borrowings from trust fund	—	(1,789)

		(56,906)	(7,505)

(1)	Includes liabilities with Ylopa (USD10,590 at December 31, 2003)

(2)	Includes borrowings from Sidor to Matesi (USD51,457 at December 31, 2004)

(iii) Officers and director’s compensation

The aggregate compensation of the directors and executive officers earned during 2004 and 2003 amounts to USD9.8 million and USD8.6 million respectively.

31	Cash flow disclosures

		Year ended December 31,
		2004	2003	2002
(i)	Changes in working capital
	Inventories	(411,045)	(151,766)	55,461
	Receivables and prepayments	(82,845)	10,900	(31,485)
	Trade receivables	(271,225)	4,142	(124,699)
	Other liabilities	(37,443)	39,585	(27,168)
	Customer advances	72,678	17,636	(32,355)
	Trade payables	108,693	(27,653)	59,404

		(621,187)	(107,156)	(100,842)

(ii)	Income tax accruals less payments
	Tax accrued (*)	220,376	63,918	244,554
	Taxes paid	(175,717)	(202,488)	(70,076)

		44,659	(138,570)	174,478

(*) In 2002 does not include a tax recovery of USD36.8 millions (see Note 8)

(iii)	Interest accruals less payments, net
	Interest accrued	32,683	16,708	20,279
	Interest paid net	(15,710)	(19,740)	(15,499)

		16,973	(3,032)	4,780

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

32	Principal subsidiaries

The following is a list of Tenaris’s subsidiaries and its direct or indirect percentage of ownership of each company at December 31, 2004, 2003 and 2002 is disclosed.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003	2002
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	98%

Confab Industrial S.A. and subsidiaries (b)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%

Corporación Tamsa S.A.	Mexico	Sale of seamless steel pipes	—	—	94%

Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	88%

Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	88%

Empresas Riga S.A. de C.V.	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	94%

Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	—

Information Systems and Technologies N.V. and subsidiaries	Netherlands	Software development and maintenance	75%	75%	70%

Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	94%

Insirger S.A. and subsidiaries	Argentina	Electric power generation	100%	100%	—

Intermetal Com SRL (a)	Romania	Marketing of Scrap and other raw materials	100%	—	—

Invertub S.A. and subsidiaries	Argentina	Holding company	100%	100%	100%

Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	100%	70%

Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI).	50%	—	—

Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	100%

Metalmecánica S.A.	Argentina	Manufacturing steel products for oil extraction	100%	100%	99%

NKKTubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%

S.C. Silcotub S.A. and subsidiary (a)	Romania	Manufacturing of seamless steel pipes	85%	—	—

Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	74%

Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	81%

Siderca International A.p.S.	Denmark	Holding company	100%	100%	99%

Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	99%

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

32	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003	2002
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%

Sidtam Limited	B.V.I.	Holding company	100%	100%	97%

SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	88%

Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	—

Socominter Far East Ltd.	Singapore	Marketing of steel products	—	—	100%

Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%

Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%

Socover S.A. de C.V.	Mexico	Marketing of steel products	—	—	94%

Talta – Trading e Marketing Lda. (a)	Madeira	Holding Company	100%	—	—

Tamsider LLC	U.S.A.	Holding company	100%	100%	100%

Tamsider S.A. de C.V. and subsidiaries	Mexico	Promotion and organization of steel-related companies and marketing of steel products	100%	100%	94%

Tamtrade S.A.de C.V.	Mexico	Marketing of steel products	100%	100%	94%

Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	99%

Tenaris Autopartes S.A. de C.V.	Mexico	Manufacturing of supplies for the automotive industry	100%	100%	—

Tenaris Confab Hastes de Bombeio (a)	Brazil	Manufacturing of steel products for oil extraction	70%	—	—

Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	99%	94%

Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	—

Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%

Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%

Tenaris Global Services (U.S.A.) Corporation (previously Siderca Corporation)	U.S.A.	Marketing of steel products	100%	100%	100%

Tenaris Global Services de Bolivia S.R.L. (previously Socominter de Bolivia S.R.L.)	Bolivia	Marketing of steel products	100%	100%	100%

Tenaris Global Services (Japan) K.K. (previously DST Japan K.K.)	Japan	Marketing of steel products	100%	100%	100%

Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

32	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2004	2003	2002
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%

Tenaris Global Services (UK) Ltd	United Kingdom	Marketing of steel products	100%	100%	100%

Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%

Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	—

Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%

Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	—

Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%

Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%

Tenaris Global Services Nigeria Ltd. (Previously Tubular DST Nigeria Ltd.)	Nigeria	Marketing of steel products	100%	100%	100%

Tenaris Global Services (Kazakhstan ) LLP (a)	Kazakhstan	Marketing of steel products	100%	—	—

Tenaris Investments Ltd. (a)	Ireland	Holding company	100%	—	—

Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	98%

Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	99%

Tubman International Ltd. (a)	Gibraltar	Holding company	100%	—	—

Tubman Holdings (Gibraltar) LLP (a)	Gibraltar	Holding company	100%	—	—

Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	94%

Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	66%

(a)	Incorporated or acquired during 2004

(b)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

33	Impact of New Accounting Pronouncements: International Financial Reporting Standards

In December 2003, as a part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released versions of those standards: IAS1, Presentation of Financial Statements; IAS 2, Inventories; IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10, Events after the Balance Sheet Date; IAS 16, Property, Plant and Equipment; IAS 17, Leases; IAS 21, The Effects of Changes in Foreign Exchange Rates; IAS 24, Related Party Disclosures; IAS 27, Consolidated and Separate Financial Statements; IAS 28, Investments in Associates; IAS 31, Interests in Joint Ventures; IAS 33, Earnings per Share and IAS 40, Investment Property. The revised standards must be applied for annual periods beginning on or after January 1, 2005. During 2004 the following International Financial Reporting Standards (IFRS) were issued: IFRS 2, Share-Based Payments; IFRS 3, Business Combinations; IFRS 4, Insurance Contracts; IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations and IFRS 6, Exploration for and Evaluation of Mineral Resources. Following is a summary of those changes which could result in a material impact on the Tenaris consolidated financial statements from applying these revised standards.

(a)	Presentation of minority interests to be changed

IAS 1 (revised) requires disclosure, on the face of the income statement, of the entity’s profit or loss for the period and the allocation of that amount between “profit or loss attributable to minority interest” and “profit or loss attributable to equity holders of the parent”. As from January 1, 2005, minority interests will be included as equity in the consolidated balance sheet and not shown as a separate category. The effect of this is to increase the Company’s equity at January 1, 2005 by USD165.3 million. Earnings per share will continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(b)	IFRS 3 on business combinations and related goodwill amortization

Under IFRS 3, with effect from January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing.

Goodwill of USD112.7 million recorded at December 31, 2004, will not be amortized.

IFRS 3 requires accumulated negative goodwill at December 31, 2004 to be derecognized with a corresponding adjustments to Retained earnings. The effect of this is an increase in the opening balance of the Company’s equity at January 1, 2005 of USD110.8 million.

During 2004, Tenaris incurred USD0.3 million of goodwill and negative goodwill amortization expense.

(c)	IAS 16 Property, Plant and Equipment

IAS 16 requires that the Company determines the depreciation charge separately for each significant part of an item of property, plant and equipment.

An entity is required to measure the residual value of an item of property, plant and equipment as the amount it estimates it would receive currently for the asset if the asset were already of the age and in the condition expected at the end of its useful life.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

34	Reconciliation of net income and shareholders’ equity to US GAAP

(a)	The following is a summary of the significant adjustments to net income for the years ended December 31, 2004, 2003 and 2002 and to shareholders’ equity at December 31, 2004 and 2003, which would be required had the consolidated financial statements been prepared in accordance with US GAAP instead of IFRS.

	Year ended December 31,
	2004	2003	2002
Net income in accordance with IFRS	784,703	210,308	94,304
US GAAP adjustments – income (expense)
Purchase accounting difference affecting the acquisition of Tavsa – amortization (AP V(1))	—	—	4,102
Deferred income tax (AP V(2))	(8,682)	(14,599)	26,368
Equity in investments in associated companies (AP V(3))	(55,026)	—	(561)
Unrecognized prior service costs (AP V(4))	(74)	(392)	(3,149)
Financial assets’ changes in fair value (AP V(5))	(885)	(1,611)	(1,527)
Goodwill - Amortization (AP V(6))	9,023	8,764	2,175
Cost of exchange offer - Amortization (AP V (7))	1,060	1,006	—
Minority interest in above reconciling items	220	432	(11,663)

Income before cumulative effect of accounting changes	730,339	203,908	110,049
Cumulative effect of accounting changes	—	—	(17,417)

Net income in accordance with US GAAP	730,339	203,908	92,632

Weighted average number of shares outstanding (See Note 9) (thousands)	1,180,507	1,167,230	732,936

Consolidated earnings per share before cumulative effect of accounting changes	0.62	0.18	0.15

Cumulative effect of accounting changes per share	—	—	(0.02)

Consolidated earnings per share in accordance with US GAAP	0.62	0.18	0.13

	December 31,
	2004	2003
Shareholders’ equity in accordance with IFRS	2,495,924	1,841,280
US GAAP adjustments – increase (decrease):
Deferred income tax (AP V(2))	58,109	66,791
Equity in investments in associated companies (AP V(3))	(55,026)	—
Unrecognized prior service costs (AP V(4))	2,835	2,909
Goodwill - Impairment - original value (AP V(6))	(21,628)	(21,628)
Goodwill - Impairment - accumulated amortization	23,545	14,522
Cost of the exchange offer - original value (AP V(7))	(15,900)	(15,900)
Cost of the exchange offer - accumulated amortization	2,066	1,006
Minority interest in above reconciling items	(1,553)	(1,773)

Shareholders’ equity in accordance with US GAAP	2,488,372	1,887,207

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

34	Reconciliation of net income and shareholders’ equity to US GAAP (Cont’d)

(b)	Changes in shareholders’ equity under US GAAP are as follows:

	Year ended December 31,
	2004	2003
Shareholders’ equity at the beginning of the year in accordance with US GAAP	1,887,207	1,745,883
Net income for the year in accordance with US GAAP	730,339	203,908
Foreign currency translation adjustment	4,174	309
Capital Increase	820	—
Effect of the exchange transactions (Note 28)	—	50,498
Financial assets’ changes in fair value	885	1,611
Dividends paid	(135,053)	(115,002)

Shareholders’ equity at the end of the year in accordance with US GAAP	2,488,372	1,887,207

35	Other significant US GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under US GAAP:

(a)	Income Taxes

The tax loss carry-forwards at December 31, 2004, expire as follows:

Expiration date	Amount
December 31, 2009	190,388
Not subject to expiration	6,612

Total	197,000

See Note 20.

(b)	Statement of consolidated comprehensive income under US GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2004	2003	2002
Net income	730,339	203,908	92,632
Other comprehensive income (loss)
Foreign currency translation adjustment	4,174	309	(34,267)
Financial assets’ changes in fair value (1)	885	1,611	1,527

Total other comprehensive income (loss)	5,059	1,920	(32,740)

Comprehensive income	735,398	205,828	59,892

(1)	Net of income tax amounting to USD616, USD868 and USD822 for the years ended December 31, 2004, 2003 and 2002, respectively.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

35	Other significant US GAAP disclosure requirements (Cont’d)

(b)	Statement of consolidated comprehensive income under US GAAP (Cont’d)

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment at December 31,
	2004	2003	2002
Balance at the beginning of the period	88,576	88,267	122,534
Adjustment of the period	4,174	309	(34,267)

Balance at the end of the period	92,750	88,576	88,267

	Financial assets’ changes in fair value at December 31,
	2004	2003	2002
Balance at the beginning of the period	3,138	1,527	—
Adjustment of the period	1,143	1,611	1,527
Realized gains or losses transferred to the income statement	(258)	—	—

Balance at the end of the period	4,023	3,138	1,527

(c)	Amortization of intangible assets –licenses and patents

Estimated amortization expense
For the year ending December 31, 2005	967
For the year ending December 31, 2006	690
For the year ending December 31, 2007	70

(d)	Pro-forma financial information (unaudited)

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

	Year ended December 31, 2002
	US GAAP actual	Pro forma adjustments	Pro forma
Net sales	3,219,384	—	3,219,384
Income before cumulative effect of accounting changes	110,049	113,470	223,519
Net income	92,632	89,216	181,848
Consolidated earnings per share before cumulative effect of accounting changes	0.15	—	0.19
Consolidated earnings per share in accordance with US GAAP	0.13	—	0.16
Weighted average number of shares outstanding	732,936	—	1,160,701

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

35	Other significant US GAAP disclosure requirements (Cont’d)

(d)	Pro-forma financial information (unaudited) (Cont’d)

Pro forma earnings per share were computed considering that the shares issued in connection with the exchange transaction described in Note 28 (a) were issued and outstanding as of January 1, 2002. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the Company’s financial position and results of operations that would have occurred if the acquisition in 2002 of Siderca, Tamsa and Dalmine minority interest had occurred on January 1, 2002, nor it is necessarily indicative of the Company’s future results of operations.

(e)	Employers’ disclosure about pension plans and other postretirement benefit plans

On December 23, 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132. The following provides the required additional presentation for the defined benefits plans (all classified as foreign plans) under US GAAP:

The expected future cash flows to be paid by the Company in respect of pension and other post-employment benefit plans at December 31, 2004 were as follows:

Employer contributions
2005 (estimated)	274

Expected future benefit payments
2005	398
2006	84
2007	98
2008	416
2009	3,409
2010-2014	4,799

The accumulated benefit obligation amounted to USD 15,380 million and USD 14,841 million at December 31, 2004 and 2003, respectively.

(f)	Impact of new US GAAP accounting standards not yet adopted

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs—an amendment of ARB No. 43, Chapter 4 (Revised 12/06/2004), clarifying the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2 with respect to the accounting of abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2003. The Company expects that the adoption of SFAS 151 will not have a material impact on the Company’s consolidated results of operation or financial position, since the key elements are already utilized in the Company’s IFRS and US GAAP consolidated financial statements.

Tenaris S.A.     Consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

35	Other significant US GAAP disclosure requirements (Cont’d.)

(f)	Impact of new US GAAP accounting standards not yet adopted (Cont’d)

In December 2004, the FASB issued Statement of Financial Accounting Standard No.153 (SFAS 153), which amends Opinion 29 to eliminate the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company expects that the full adoption of SFAS 153 will not have a material impact on its financial position or results of operations.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 28, 2005	TENARIS S. A.

	By	/s/ Carlos Condorelli
		Name:	Carlos Condorelli
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 25, 2005

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank*

7.1	Statement Explaining Calculation of Ratios

8.1	List of subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769).