Form 20-F
period 2005-12-31
TENARIS SA
filed 2006-06-30
CIK 1190723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31518

TENARIS S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares, par value $1.00 per share	New York Stock Exchange*

*	Ordinary shares of Tenaris S.A. are not listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,180,536,830 ordinary shares, par value $1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J.P. Mitrani Bruchou, Fernández Madero, Lombardi & Mitrani Ing. Butty 275, 12th Floor C1001AFA - Buenos Aires, Argentina (54-11) 5288-2300	Carlos J. Spinelli-Noseda, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•	References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to the “Techint group” refer to an international group of companies with operations focused principally in the steel and energy sectors over which San Faustín N.V. (a Netherlands Antilles corporation and Tenaris’s controlling shareholder), or San Faustín, exercises either control or significant influence.

•	“Shares” refers to ordinary shares, par value $1.00 of the Company.

•	“ADSs” refers to the American Depositary Shares which are evidenced by American Depositary Receipts.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 32 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements in this annual report are those for the year ended December 31, 2005.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars”, “US$” or “$” each refers to the United States dollar;

•	“€” or “euros” each refers to the Euro, the common currency of the European Union;

•	“Argentine pesos” or “ARP” each refers to the Argentine peso;

•	“Brazilian real” or “BRL” each refers to the Brazilian real;

•	“British pounds”, “Pounds sterling” or “GBP” each refers to the British pound;

•	“Canadian dollars” or “CAD” each refers to the Canadian dollar;

•	“Mexican pesos” or “MXP” each refers to the Mexican peso;

•	“Venezuelan Bolívares” or “VEB”, each refers to the Venezuelan bolívar;

•	“Yen”, “Japanese yen” or “JPY” each refers to the Japanese yen; and

•	“Romanian Lei” or “RON” each refers to the Romanian new lei.

On December 30, 2005, the exchange rate between; the euro and the U.S. dollar (as published by European Central Bank) was €1.00=$1.1797; the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARP3.032=$1.00; the noon buying rate for the Brazilian real (as certified for customs purposes by the Federal Reserve Bank of New York, or the Federal Reserve) was BRL2.3340=$1.00; the noon buying rate for the British pound (as published by the Federal Reserve) was GBP1.00=$1.7188; the noon buying rate for the Canadian dollars (as published by the Federal Reserve) was CAD1.1656=$1.00; the noon buying rate for the Mexican pesos (as published by the Federal Reserve) was MXP10.63=$1.00; the noon buying rate for the Venezuelan bolívar (as published by the Federal Reserve) was VEB2,144.60=$1.00; the noon buying rate for the Japanese yen (as published by the Federal Reserve) was JPY117.88=$1.00 and the RON (as published by the National Bank of Romania) was RON3.1078 = $1.00. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

Our Internet Site is Not Part of This Annual Report

We maintain an Internet site at www.tenaris.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to these Internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on these sites.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and other oral and written statements made by us to the public contain “forward-looking statements” within the meaning of and subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This annual report contains forward-looking statements with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to Tenaris’s business discussed under “Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	management strategy;

•	expected ability to price our products and services;

•	capital spending;

•	growth, expansion and forecasts of our business;

•	trends and other prospective data, including trends regarding the levels of investment in oil and gas exploration and drilling worldwide and the business development and operations of our subsidiary Dalmine Energie S.p.A, or DaEn;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	risks associated with the conduct of our business.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Tenaris’s financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated. Our consolidated financial statements were prepared in accordance with IFRS and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. Note 32 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated therein.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies.”

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2005	2004	2003	2002	2001
Selected consolidated income statement data(1)
IFRS
Net sales	6,736,197	4,136,063	3,179,652	3,219,384	3,174,299
Cost of sales	(3,942,758)	(2,776,936)	(2,207,827)	(2,169,228)	(2,165,568)

Gross profit	2,793,439	1,359,127	971,825	1,050,156	1,008,731
Selling, general and administrative expenses	(842,574)	(672,449)	(566,835)	(567,515)	(502,747)
Other operating income (expenses), net	(2,419)	126,840	(116,800)	(10,764)	(64,352)

Operating income	1,948,446	813,518	288,190	471,877	441,632
Financial income (expenses), net	(109,738)	5,802	(29,420)	(20,597)	(25,595)

Income before equity in earnings (losses) of associated companies and income tax	1,838,708	819,320	258,770	451,280	416,037
Equity in earnings (losses) of associated companies	117,377	206,037	27,585	(6,802)	(41,296)

Income before income tax	1,956,085	1,025,357	286,355	444,478	374,741
Income tax	(568,753)	(220,376)	(63,918)	(207,771)	(218,838)

Net income (2)	1,387,332	804,981	222,437	236,707	155,903
Net income attributable to (2):
Equity holders of the Company	1,277,547	784,703	210,308	94,304	81,346
Minority interest	109,785	20,278	12,129	142,403	74,557

Net income (2)	1,387,332	804,981	222,437	236,707	155,903

Depreciation and amortization	(214,227)	(208,119)	(199,799)	(176,315)	(161,710)
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680	710,747,187
Basic and diluted earnings per share(4)	1.08	0.66	0.18	0.13	0.11
Dividends per share(5)	0.30	0.11	0.10	0.06	0.15

U.S. GAAP
Net sales(6)	6,736,197	4,136,063	3,179,652	3,219,384	2,313,162
Operating income (6)	1,956,718	823,527	297,568	476,107	422,014
Income before cumulative effect of accounting changes	1,295,465	730,339	203,908	110,049	163,921
Cumulative effect of accounting changes	—	—	—	(17,417)	(1,007)
Net income	1,295,465	730,339	203,908	92,632	162,914
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680	710,747,187
Basic and diluted earnings per share before effect of accounting changes(4)	1.10	0.62	0.18	0.15	0.23
Cumulative effect of accounting changes per share(4)	—	—	—	(0.02)	(0.00)
Basic and diluted earnings per share(4)	1.10	0.62	0.18	0.13	0.23

(1)	Certain comparative amounts for 2004, 2003, 2002 and 2001 have been reclassified to conform to changes in presentation for 2005.
(2)	Prior to December 31, 2004, minority interest was shown in the income statement before net income, as required by IFRS in effect. For years beginning on or after January 1, 2005, International Accounting Standard No. 1 (“IAS 1”), (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company. See section iv (a) of the consolidated financial statements included in this annual report.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares for the years ended December 31, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares for the years ended December 31, 2003 and 2002, respectively.
(4)	Earnings per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(5)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(6)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the year ended December 31, 2001.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2005	2004	2003	2002	2001
Selected consolidated balance sheet data(1)

IFRS
Current assets	3,773,284	3,012,092	2,035,895	1,810,581	1,619,136
Property, plant and equipment, net	2,230,038	2,164,601	1,960,314	1,934,237	1,971,318
Other non-current assets	702,706	485,595	313,339	337,080	247,500

Total assets	6,706,028	5,662,288	4,309,548	4,081,898	3,837,954

Current liabilities	1,699,101	1,999,846	1,328,677	1,203,278	1,084,913
Non-current borrowings	678,112	420,751	374,779	322,205	393,051
Deferred tax liabilities	353,395	371,975	418,333	500,031	262,963
Other non-current liabilities	199,547	208,521	226,495	175,547	302,645

Total liabilities	2,930,155	3,001,093	2,348,284	2,201,061	2,043,572

Capital and reserves attributable to the Company’s equity holders(2)	3,507,802	2,495,924	1,841,280	1,694,054	875,401
Minority interest	268,071	165,271	119,984	186,783	918,981

Total liabilities and equity	6,706,028	5,662,288	4,309,548	4,081,898	3,837,954

Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187
Equity holders’ equity per share(4)	2.97	2.11	1.56	1.46	1.23

U.S. GAAP
Total assets	6,557,751	5,595,345	4,287,548	4,051,044	3,075,455
Net assets	3,683,010	2,655,196	2,008,964	1,935,698	1,781,814
Total shareholders’ equity	3,413,593	2,488,372	1,887,207	1,745,883	941,926
Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187
Equity holders’ equity per share(4)	2.89	2.11	1.60	1.50	1.33

(1)	Certain comparative amounts for 2004, 2003, 2002 and 2001 have been reclassified to conform to changes in presentation for 2005.
(2)	The Company’s common stock consists of 1,180,536,830 shares issued and outstanding at December 31, 2005 and 2004, 1,180,287,664 shares issued and outstanding at December 31, 2003 and 1,160,700,794 shares issued and outstanding at December 31, 2002. Shares are par value $1.00 per share. Common stock accounted for the following amounts within shareholders’ equity: $1,180.5 million at December 31, 2005 and 2004, $1,180.3 million at December 31, 2003, and $1,160.7 million at December 31, 2002.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares for years ended December 31, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares at December 31, 2003 and 2002, respectively.
(4)	Equity holders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of our shares and ADSs.

Risks Relating to the Seamless Steel Pipe Industry

Sales and revenues may fall as a result of downturns in the international price of oil and other circumstances affecting the oil and gas industry.

The oil and gas industry is the largest consumer of seamless steel pipe products worldwide. This industry has historically been volatile, and downturns in the oil and gas markets adversely affect the demand and price for seamless steel pipe products. Demand for seamless pipe products depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of these activities depends primarily on current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and natural gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of seamless steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause pipe consumption to decline.

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

Competition in the global market for seamless steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for seamless steel pipe products is highly competitive, with the primary competitive factors being price, quality and service. We compete in major international markets primarily against a limited number of manufacturers of premium-quality steel pipe products. In addition, a large number of producers manufacture and export generally lower quality steel pipes. Competition from these low-end producers, particularly those from Russia, China and the Ukraine, is increasing and has, in the past, adversely affected us because they have offered products at significantly lower prices. In addition, these producers are improving the range and quality of pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets. In addition, if import restrictions are imposed upon our competitors, they may increase their marketing efforts in other countries where we sell our products and thus increase competitive pressure in such markets.

Our main domestic markets may remove barriers to imported products which will lead to increased competition in these countries and may hurt our sales and profitability.

As part of the increasing globalization and integration of major economic markets, some countries are forming trade blocs and lifting quotas and other restrictions on imports, including imports of seamless steel pipe products. For example, Mexico is party to the North American Free Trade Agreement, or NAFTA, Italy is a member of the European Union, or EU and Romania is expected to join the EU. Argentina is a member of the regional trading bloc, Mercado Común del Sur, or Mercosur. In addition, Mexico, Italy and Argentina are each a party to bilateral and multilateral trade agreements (for example, Mexico’s trade agreement with the EU) that remove barriers to the import of foreign products. As import barriers continue to be reduced, the domestic markets in Mexico, Italy and Argentina for seamless steel pipe products may attract foreign producers and become more competitive. This could result in an adverse effect on our current economic market share in our domestic markets. Furthermore, while trade liberalization may also provide us with greater access to foreign markets, potential increases in sales to those foreign markets may not adequately offset any loss in domestic sales arising from increased import competition.

As a result of antidumping and countervailing duty proceedings and other import restrictions, we may not be allowed to sell our products in important geographic markets such as the United States.

Local producers in the United States and other markets have filed antidumping, countervailing duty and safeguard actions against us and other producers in their home countries in several instances in the past. Some of these actions led to significant penalties, including the imposition of antidumping and countervailing duties, in the United States. Certain of our seamless steel products have been and continue to be subject to such duties in the United States. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction may impede our access to one or more important export markets for our products and in the future additional markets could be closed to us as a result of similar proceedings, thereby adversely impacting our sales or limiting our opportunities for growth. The U.S. market is effectively closed to certain of our principal products, limiting our current business and potential growth in that market.

Increases in the cost of raw materials and energy may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of raw materials and energy from domestic and foreign suppliers. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In recent years, the cost of raw materials used in our business have increased significantly due to increased global demand for steel products in general. In addition, availability of energy in Argentina, where we have significant operations, has become tighter as supply has not kept up with demand as a result of price controls and other uncertainties affecting investment in generation plants and distribution networks. Shortages of natural gas in Argentina and consequent supply restrictions could lead to higher costs of production and eventually to production cutbacks at our facilities in Argentina. We may not be able to recover increased costs of raw materials and energy through increased prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Potential environmental, product liability and other claims could create significant liabilities for us that would adversely impact our business, financial condition, results of operations and prospects.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling and transportation activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Similarly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional supply chain services, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim or its coverage may be limited, canceled or otherwise terminated.

Similarly, our sales of tubing and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales and revenues.

We are exposed to economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of social and economic development. Like other companies with significant international operations, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates and inflation. We are also affected by governmental policies regarding spending, social instability, regulatory and taxation changes, and other political, economic or social developments of the countries in which we operate. Risks associated with political, economic or social developments may adversely affect our sales volumes or revenues from exports and, as a result, our financial condition and results of operations. For example, in Argentina we face or have faced high levels of taxation, price controls, changes in laws, regulations and policies affecting foreign trade and investment, forced modification of existing contracts, and restrictions on the supply of electricity and gas. Similarly, recent adverse political and economic developments in Venezuela and Nigeria have had an adverse impact on our sales in those countries, and may continue to do so. For additional information on risks relating to our operations in emerging markets, see “Risks Relating to Emerging Markets”.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing higher value products designed to serve and meet the needs of customers operating in demanding environments, developing and offering additional value-added services, which enable us to integrate our production activities with the customer’s supply chain, and continuing to pursue strategic acquisitions opportunities. Any of these components of our overall business strategy could be delayed or abandoned, could cost more than anticipated or may not be successfully implemented. For example, we may fail to develop products that differentiate us from our competitors or fail to find suitable acquisition targets or to consummate those acquisitions under favorable conditions, or we may be unable to successfully integrate acquired businesses into our operations. Even if we successfully implement our business strategy, it may not yield the expected results.

If we are unable to agree with our joint venture partner in Japan regarding the strategic direction of our joint operations, our operations in Japan may be adversely impacted.

In 2000, we entered into a joint venture agreement with a term of 15 years with NKK Corporation, or NKK, to form NKKTubes. In September 2002, NKK and Kawasaki Steel, one of our main competitors, completed a business combination through which they became subsidiaries of JFE Holdings Inc., or JFE. JFE’s continued operation of Kawasaki Steel’s seamless pipe business in competition with NKKTubes, or JFE’s potential lack of interest in the continued development of NKKTubes, could place NKKTubes at a disadvantage and adversely impact our operations in Japan.

Future acquisitions and strategic partnerships may not perform in accordance to expectations or may disrupt our operations and hurt our profits.

A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during recent years. For example, on June 12, 2006, we entered into a merger agreement with Maverick Tube Corporation, or Maverick, a U.S. publicly traded corporation, a leading welded pipe producer in the U.S. and Canada. Pursuant to this transaction Maverick will merge with and into a wholly owned subsidiary of Tenaris. The transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. For more information see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments- Agreement to acquire Maverick”. In addition, in 2006 we acquired certain assets and facilities of Acindar Industria Argentina de Aceros S.A., or Acindar, related to the production of welded steel pipes in Argentina; in 2005, we acquired a controlling interest in Donasid S.A., or Donasid, a Romanian producer of steel bars, and in 2004, we acquired a controlling interest in S.C. Silcotub S.A., or Silcotub, a Romanian seamless steel pipes producer, and a controlling interest in Matesi, Materiales Siderúrgicos S.A., or Matesi, a Venezuelan producer of pre-reduced hot briquetted iron, or HBI. We will continue to actively consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our Maverick acquisition, if and when consummated, and other future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability.

Our results of operations could be adversely affected by movements in exchange rates.

Our revenues are primarily U.S. dollar-denominated and a significant portion of our costs are denominated in the local currency of the markets in which we operate. As a result, movements in the exchange rate of the U.S. dollar against these local currencies can significantly impact on our profitability and financial condition. A rise in the value of the local currencies relative to the U.S. dollar will increase our relative production costs, thereby reducing operating margins. Conversely, a decrease in the value of the local currencies relative to the U.S. dollar will decrease their relative production costs. Volatility in exchange rates is likely to continue in the future. Such fluctuations will affect our production costs, revenues and financial results.

Related-party transactions with members of the Techint group may not be on terms as favorable as could be obtained from unrelated and unaffiliated third parties.

A portion of our sales and purchases or goods and services are made to and from other Techint group companies. These sales and purchases are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related-party transactions in the future, and these transactions may not be on terms as favorable as could be obtained from unaffiliated third parties. For information concerning our principal transactions with related parties, see Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions”.

Our sales and profitability from welded steel pipe products are volatile and depend mainly on the availability of major projects and on our ability to secure contracts to supply these projects.

Our sales of welded products depend to a large extent on the number of active pipeline projects under contract and their rate of progress. Future sales of welded products depend to a large extent on our ability to secure contracts to supply major pipeline projects. The availability of such projects varies significantly from year to year. For example, in the first quarter of 2006, demand for our welded products was negatively affected by delays in major projects in Brazil. In 2005, significant new projects were begun in Brazil, which resulted in increased sales and improved profitability of this business segment. Our welded pipe revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on specific factors such as the cancellation or postponement of specific projects due to changes in government policies or adverse developments in economic, political or other factors.

The cost of complying with environmental regulations and unforeseen environmental liabilities may increase our operating costs or negatively impact our net worth.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment. We incur and will continue to incur expenditures to comply with these and such regulations. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from unforeseen environmental liabilities, could have a material adverse effect on our financial condition and profitability.

Any decline in purchases by Petróleos Mexicanos may hurt our sales and profitability in the future.

We enjoy a strong relationship with Petróleos Mexicanos, or Pemex, one of the world’s largest crude oil and condensates producers. Pemex is our single largest customer, accounting for 8% of our global sales in 2005. The loss of Pemex as a customer or a reduction in the volume of our sales to Pemex could have a material adverse effect on our sales and profitability.

Risks Relating to the Structure of the Company

As a holding company, our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.

We conduct all our operations through subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are our primary source of funds to pay expenses, debt service and dividends. We do not and will not conduct operations at the holding company level, and any expenses that we incur, in excess of minimum levels, that cannot be otherwise financed will reduce amounts available for distribution to our shareholders. This could affect our ability to pay dividends.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on the profitability of their operations and their financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries. In addition, our ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, we may only pay dividends out of net profits, retained earnings and available resources and premium, each as defined under Luxembourg regulations. See Item 8.A. “Financial Information- Consolidated Statements and Other Financial Information—Dividend Policy”.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of April 30, 2006, San Faustín, a Netherlands Antilles corporation, beneficially owned 60.4% of our shares. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risk Factors—Risks related to our ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

A current EU investigation could lead Luxembourg to change the tax rules applicable to 1929 holding companies and result in a higher tax burden on us in the future.

We were established as a société anonyme holding under Luxembourg’s 1929 holding company regime. 1929 holding companies are exempt from certain business taxes on earnings and on payments. In the past, 1929 holdings were questioned by the EU as a “harmful tax practice”. As a result, in 2005 Luxembourg amended the holding company regime to eliminate the exemption with respect to income not previously subject to comparable tax. The new regime will not apply to pre-existing companies, including us, until 2011. On February 8, 2006, the European Commission launched a formal investigation into Luxembourg’s 1929 legislation exempting holdings and financial companies from corporate taxation. The new EU investigation seeks to determine whether the 1929 regime is contrary to the EC Treaty “state aid” rules. The EU investigation is directed against the Luxembourg government, not against the relevant holding companies. If an investigation finds the tax exemptions are a form of “state aid” in violation of EU law, the EU can demand that Luxembourg change the applicable tax rules, and any such change could in turn result in a higher tax burden on us in the future.

Risks Relating to Specific Emerging Markets

Negative economic, political and regulatory developments in certain emerging markets where we have a significant portion of our operations and assets, could hurt our financial condition, revenues and sales volume and disrupt our manufacturing operations, thereby adversely affecting our profitability and financial condition.

Significant portions of our operations are located in politically volatile or unstable countries. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, norms and regulations; cancellation of contract rights; delays or denials of government approvals; and environmental regulations). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

Argentina

We have significant manufacturing operations and assets in Argentina, where we produce approximately one-quarter of our seamless pipes. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina.

Economic and political instability resulted in a severe recession in 2002, which has had a lasting effect on Argentina’s economy.

In 2001, a sustained period of economic contraction culminated in severe social, monetary and financial turmoil and the resignation of President Fernando de la Rúa on December 21, 2001, amid wide-spread and violent demonstrations. An interim administration adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies, including the end of the decade-old peg of the Argentine peso to the U.S. dollar and obligatory unwinding of dollar-denominated contracts. As a result, the Argentine peso experienced significant devaluation in 2002.

Presidential elections held April 2003 were eventually won by Nestor Kirchner with the smallest plurality on record. Since taking office, however, President Kirchner has enjoyed high levels of popular support and the economy has recovered to levels last attained in 1998, with growth of the country’s gross domestic product, or GDP, averaging 9% per annum in the three-year period from 2003 -2005. During 2005, the Argentine government restructured most of the country’s defaulted debt. As a result of the sustained economic growth, unemployment rates have dropped to 10.1% in 2005 from a peak of 24.1% in 2002. Furthermore, the Argentine economy continues to benefit strongly from high international commodity prices, low international interest rates and high levels of global liquidity.

Despite the progress to date, several significant issues remain to be addressed by the government. Inflation increased significantly during 2005 to 12%, and the economy has been affected by supply constraints as capacity idled during the economic crisis has been utilized. Capital investment in general has lagged due to political uncertainties caused by the government’s increasing anti-business tone and its inclination to resort to price controls, nationalizations and other measures limiting the private conduct of business.

Economic conditions in Argentina have deteriorated rapidly in the past and may deteriorate rapidly in the future. Should the current favorable conditions reverse, inflation become a problem or supply constraints hinder future growth, the Argentine economy may not continue to grow at current rates. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

Argentine government policies will likely have a significant impact on the economy and as a result, on our Argentine operations.

The Argentine government has historically exercised significant influence over the local economy. In response to the December 2001 economic crisis, the Argentine government has promulgated numerous, far-reaching laws and regulations that affect the economy in significant respects. Laws and regulations currently governing the economy could change in the future, and any such changes could adversely affect our business, financial condition or results from operations.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts from cash generated by our Argentine operations.

In 2001 and 2002 and through February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place, and the Argentine government may impose new restrictions on foreign exchange in the future. On June 10, 2005, the Argentine government issued Decree No. 616/2005 establishing certain restrictions on capital inflows into Argentina. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to fund the payment of dividends or other amounts and to undertake investments and other activities that require payments in U.S. dollars. Furthermore, these restrictions could affect our ability to finance our investments and operations in Argentina. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls”.

We are currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

Despite the results of the recent restructuring of its debt with private creditors, Argentina is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and create the conditions for sustained economic growth and, as a result our subsidiaries in Argentina may be unable to obtain financing.

In 2005, the Argentine government restructured its public debt with private creditors, with approximately 76% of its creditors surrendering their claims in exchange for new bonds worth approximately $0.35 on the dollar. However, at this time it is impossible to determine what effect the restructuring will have, if any, on investor confidence or on the Argentine economy generally. In addition, as a consequence of the restructuring Argentina will still have obligations outstanding with bondholders of approximately $54.8 billion (approximately $35.3 billion under the new bonds plus approximately $19.5 billion under the old bonds not tendered for exchange) and will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer. On January 4, 2006, the Argentine government prepaid all of its outstanding obligations to the International Monetary Fund (IMF), amounting to approximately $9.5 billion. This prepayment, together with Argentina’s limited access to foreign capital, could curtail its ability to access international credit markets.

To date, Argentina has experienced difficulty and greater costs when accessing the international credit markets, given its past default, its failure to restructure the entire amount of its existing sovereign debt and in spite of the recovery of economic and financial conditions. If Argentina is not able to honor its outstanding financial agreements, or if it does not obtain the required financing to implement the economic and political reforms necessary to obtain sustainable development and GDP growth, the resulting economic environment could negatively affect our operating costs, sales and results of operations. In particular, to the extent our subsidiaries in Argentina are not able to maintain high levels of export, their ability to obtain financing could be limited.

The Argentine government has increased taxes on our operations in Argentina, and could further increase the tax burden on our operations in Argentina.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that Argentine authorities permit us to deduct for as depreciation for our past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. In addition, in 2002, the Argentine government imposed a 5% tax on the export of manufactured products. If the Argentine government continues to increase the tax burden on our operations in Argentina, our results of operation and financial condition could be adversely affected.

Restrictions on the supply of energy to our operations in Argentina could curtail our production and negatively impact our results of operations.

As a result of several years of recession, the forced conversion into Argentine pesos at the one-to-one exchange rate and the subsequent freeze of gas and electricity tariffs, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for electricity and natural gas has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources.

The Argentine government is taking a number of measures to alleviate the short-term impact of supply restrictions on residential and industrial users, including measures designed to limit the growth of residential consumption, to increase the price of compressed natural gas and to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela. It has announced several measures intended to address the availability of energy supplies in the medium- and long-term, including allowing natural gas prices for industrial users to rise and implementing a tax increase on the export of crude oil and a new tax on the export of natural gas. In addition, the Argentine government has created a new state-owned energy company, which would in turn fund, or otherwise promote, investments in expanding pipeline capacity and building new pipelines and additional power generation capacity.

If the measures that the Argentine government is taking to alleviate the short-term energy supply issue prove to be insufficient, or if the investment that is required to increase natural gas generation, energy production and transportation capacity and power generation capacity over the medium- and long-term fail to materialize on a timely basis, our production in Argentina (or that of our main suppliers) could be curtailed, and our sales and revenue could decline.

Mexico

We have significant manufacturing operations and assets in Mexico, where we produce approximately one-quarter of our seamless pipes, and a significant portion of our sales are made in Mexico. Our business could be materially and adversely affected by economic, political and regulatory developments in Mexico.

Economic conditions and government policies in Mexico could negatively impact our business and results of operations.

In the past, Mexico has experienced several periods of slow or negative economic growth, high inflation, high interest rates, currency devaluation and other economic problems. Furthermore, the Mexican national economy tends to reflect changes in the economic environment in the United States. If problems such as deterioration in Mexico’s economic conditions, social instability, political unrest, reduction in government spending or other adverse social developments reemerge in the future, they could lead to increased volatility in the foreign exchange and financial markets, and, depending on their severity and duration, could adversely affect our business, results of operations, financial condition, liquidity or prospects. For example, adverse economic conditions in Mexico could result in higher interest rates accompanied by reduced opportunities for refunding or refinancing, foreign exchange losses associated with dollar-denominated debt, increased raw materials and operating costs, reduced domestic consumption of our products, decreased operating results and delays in capital expenditures dependent on U.S. dollar purchases of equipment. Severe devaluation of the Mexican peso may also result in disruption of the international foreign exchange markets, hindering our ability to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making purchases of raw materials or equipment.

Political conditions in Mexico could materially and adversely affect Mexican economic policy and, in turn, our financial condition and results of operations.

The Mexican political environment is in a period of change, and political uncertainty could adversely affect economic conditions in Mexico or our financial condition and results of operations. In July 2000, Vicente Fox, a member of the National Action Party (Partido Acción Nacional, or PAN), the oldest opposition party in the country, won the presidential election. He took office on December 1, 2000, ending 71 years of rule by the Institutional Revolutionary Party (Partido Revolucionario Institucional, or PRI). Currently, no party has a working majority in either house of the Mexican Congress, which has made governance and the passage of legislation more difficult. National elections are scheduled to occur on July 2, 2006. Following these elections, there could be, as in the past, significant changes in laws, public policies and regulations that could adversely affect Mexico’s political and economic situation, and, as a result, could possibly adversely affect our business, results of operations, financial condition, liquidity or prospects.

Mexican government policies will likely significantly affect the economy and as a result, our Mexican operations.

Future actions of the Mexican government or the effect in Mexico of international events could adversely affect our results and financial condition. The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican government actions concerning the economy could have adverse effects on private sector entities in general and on us in particular. Economic plans of the Mexican government in the past have not always fully achieved their objectives. Beginning in 1994, and continuing through 1995, Mexico experienced an economic crisis characterized by exchange rate instability, a devaluation of the Mexican peso, high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, reduced consumer purchasing power and high unemployment. In response to the economic crisis, the Mexican government implemented broad economic reform programs, which improved economic conditions until growth declined again in 2001, accompanied by increased inflation rates in 2000, 2001 and 2002. It is not possible to determine what effect existing or future government economic plans or their implementation could have on the Mexican economy or on our financial condition or results of operations.

The Mexican government owns Pemex, our largest customer, and authorizes its budget for exploration. Policies of the Mexican government regarding Pemex may negatively affect its demand for our seamless tubes.

Pemex, our single largest customer, accounted for 8% of our annual sales during 2005; historically, it has accounted for an even higher proportion of our sales. Pemex is owned by the Mexican government. The Mexican government controls Pemex’s operations and its annual budget is subject to approval by the Mexican Congress. The Mexican government exercises significant influence over Pemex’s commercial affairs, including its exploration and production budget, which largely determines the volume of Pemex’s purchases of our seamless steel pipe products. The Mexican government also taxes Pemex and its subsidiaries heavily. In the future, the Mexican government may reduce Pemex’s exploration and production budget, increase its taxes or otherwise exercise its control in a manner that would reduce its ability to purchase products from us. Because Pemex is our largest customer, reductions in its purchases could adversely affect our sales, financial condition and results of operations.

Brazil

We have significant manufacturing operations and assets in Brazil. Our business could be adversely affected by economic, political and regulatory developments in Brazil.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things.

In addition, environmental regulations in Brazil have become stricter in recent years. As a result, it is possible that greater regulation or more aggressive enforcement of existing regulations could adversely affect us by imposing restrictions on our customer’s projects by creating new requirements for the issuance or renewal of environmental licenses, raising costs or requiring our customers to engage in expensive reclamation efforts. Furthermore, difficulties in obtaining new environmental licenses may lead to construction delays or cost increases, and in some cases, may lead our customers to abandon projects.

Romania

Our operations in Romania have increased in relative importance to our overall operations through our acquisitions of Silcotub and Donasid in 2004 and 2005, respectively. Our business could be adversely affected by economic, political and regulatory developments in Romania.

Romania is still in the process of transition from a centrally planned economy to a market-based economy and is subject to significant macroeconomic risks as a result. The government of Romania is in the process of privatizing selected state-owned companies, which may lead to significant corporate restructuring, labor dislocation or social unrest. Due to an immature legal framework, it may be difficult for us to enforce any rights we may have or to know if we are in compliance with all applicable laws, rules and regulations. Changes in laws, regulations or governmental policies affecting our business activities, or the interpretation thereof may increase our costs or restrict our ability to operate our business. Political, economic, social or other developments in Romania, including the imposition of price controls and new taxes, may cause us to change the way we conduct our business or force us to discontinue our operations altogether.

Romania has historically experienced substantial, and occasionally, high rates of inflation and high interest rates. Low or negative economic growth rates, inflation and volatility in interest rates have had and may continue to have negative effects on the economy, which in turn may have adverse effects on our financial results. The Romanian currency, the New Lei, has experienced significant devaluation in the past, and may do so again in the future. Therefore, we are exposed to exchange rate risk. Significant changes in the exchange rates, whether in the short-term or over a steady long-term period, could have an adverse effect on our operating results or our financial condition.

Romania is currently negotiating to enter the European Union. As a consequence, it is foreseeable that the euro will take prominence in Romania in the future. Consequently, depending on the result of the progression of Romania towards the euro, exchange rate fluctuations may have a more significant impact on our results of operations in the future.

Venezuela

We have significant exposure to Venezuela, where we have seamless tube operations at Tubos de Acero de Venezuela S.A., or Tavsa, an HBI plant, Matesi, and a significant equity investment in Ternium S.A., or Ternium, which has substantial operations in Venezuela. Our business could be adversely affected by economic, political and regulatory developments in Venezuela.

In the past several years, Venezuela has experienced intense political and social turmoil involving groups that oppose and those that support the Chávez administration. Between December 2001 and February 2003, opposition groups have staged four nationwide strikes, the most recent of which began in 2002 and at times halted a substantial part of the operations of the Venezuelan oil industry before it ended in February 2003. The strikes were accompanied by increased capital drain, loss of bank deposits and reduced tax revenues. Although the political scene remains divided, the Chávez administration, through coalitions with other political parties, effectively controls a majority in the Asamblea Nacional, or the National Assembly, as well as most state governments, and has broad support among the poorer segments of Venezuelan society. Despite efforts to organize political opposition against his administration, President Chávez is expected to serve the remainder of his current presidential term, which ends in 2006. If significant domestic instability in Venezuela reemerges and affects political and economic conditions in Venezuela, our business in Venezuela and, consequently, our financial results could be negatively affected.

The Venezuelan government traditionally has played a central role in the development of Venezuela’s steel industry and has exercised, and continues to exercise, significant influence over many other aspects of the Venezuelan economy. Venezuelan governmental actions have had in the past, and could have in the future, significant effects on the financial condition and results of operations of Venezuelan companies and on the ability of Venezuelan companies to make capital expenditures. For example, the Venezuelan government has sought to pressure foreign oil companies to either partner with state-run Petróleos de Venezuela, increase royalties to the government and cede operational control of oilfields or leave the country by December 31, 2005. In addition, the Venezuelan government has pressured foreign oil companies to apply, on a retroactive basis, a new standard for determining income tax that differs from previously applicable regulation. The Venezuelan government has also canceled mining concessions and has proposed that a state-run mining corporation administer mining operations. Accordingly, if political or economic measures such as expropriation, nationalization, renegotiation or nullification of contracts (like those for the supply of raw materials or energy), or currency, fiscal or transfer restrictions were implemented on our subsidiaries in Venezuela, their operations and revenues, and consequently our financial results, could be adversely affected.

In addition, the Venezuelan government frequently intervenes in the Venezuelan economy and occasionally makes significant changes in policy. Recently the government’s actions to control inflation and implement other policies have involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. In addition, in February 2003, the Venezuelan government suspended the trading of foreign currencies and adopted a series of exchange regulations that established a strict exchange control regime. See Item 10.D. “Additional Information – Exchange Controls”. Our business, financial condition, and results of operations could be adversely affected by changes in policy involving tariffs, exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, industrial laws and regulations and other political or economic developments in or affecting Venezuela. Several measures imposed by the Venezuelan government, such as exchange controls and transfer restrictions, have affected and may further affect the operations of our subsidiaries in Venezuela and could prevent them from paying dividends or other amounts from cash generated by our Venezuelan operations.

Risks Relating to the Company’s Shares and ADSs

The trading price of our shares and ADSs may suffer as a result of developments in emerging markets in general, not just the emerging markets where we have assets and operations

Although the Company is organized as a Luxembourg corporation, a substantial portion of our assets and operations are located in Latin America. Financial and securities markets for companies with substantial asset and operational exposure to emerging markets are, to varying degrees, influenced by economic, market conditions and developments in general in other emerging market countries where they are not present. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets, including Argentina, Brazil and Mexico. Securities prices of companies with significant Latin American exposure were adversely affected by, among other events, the economic crises in Russia and Brazil in 1998, the collapse of the exchange rate regime in Turkey in February 2001 and the Argentine crisis in late 2001.

In deciding whether to purchase, hold or sell our shares or ADSs, you may not have access to as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements differ in certain material aspects from the accounting standards used in the United States.

Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary.

Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until October 4, 2007. The Company may, however, issue shares without preemptive rights if the newly-issued shares are issued for consideration other than cash, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Holders of the Company’s ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for ordinary shares underlying their ADSs unless additional ordinary shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. Prior to any capital increase or rights offering, the Company will evaluate the costs and potential liabilities associated with the exercise by holders of ADSs of their preemptive rights for ordinary shares underlying their ADSs and any other factors it considers appropriate. The Company may decide not to register any additional ordinary shares or ADSs, in which case the depositary would be required to sell the holders’ rights and distribute the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to enforce judgments against us in U.S. courts.

The Company is a corporation organized under the laws of Luxembourg, and most of our assets are located outside of the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4. Information on the Company

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last decade, we have expanded our global business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing facilities in Europe, North America, South America and Asia with an annual production capacity of over three million tons of seamless steel pipe products, as compared to 800,000 tons in the early 1990s. In addition, we have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets.

We provide tubular products and related services to our customers around the world through global business units serving specific market segments and local business units serving the local markets where we have our main production facilities. Our global business units include:

•	Tenaris Oilfield Services, focused on the tubular needs of oil and gas companies in their drilling activities;

•	Tenaris Pipeline Services, focused on the tubular needs of oil and gas and other energy companies in the transport of fluids and gases;

•	Tenaris Process and Power Plant Services, focused on the tubular needs of refineries, petrochemical companies and energy generating plants for construction and maintenance purposes; and

•	Tenaris Industrial and Automotive Services, focused on the tubular needs of automobile and other industrial manufacturers.

In addition to our seamless steel pipe operations, we are also the leading regional manufacturer and supplier of welded steel pipes in Brazil and Argentina, with a combined annual production capacity of 930,000 tons.

Additionally, our subsidiary DaEn is a supplier of electricity and natural gas to many industrial and commercial customers in Italy.

History and Corporate Organization

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and was incorporated on December 17, 2001. Its registered office is located at 46a, Avenue John F. Kennedy, 2nd Floor, L-1855, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Techint Inc., 420 Fifth Avenue, 18th Floor, New York, NY 10018.

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustín’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond our initial base in Argentina into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in steel pipe producing companies, including:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes K.K., or NKKTubes, a leading Japanese producer of seamless steel pipe products and source of advanced seamless steel pipe manufacturing technology (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000); and

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004).

On June 12, 2006, we entered into a merger agreement with Maverick, a leading welded pipe producer in the U.S. and Canada, pursuant to which Maverick will merge with and into a wholly owned subsidiary of Tenaris. The transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. For more information see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments- Agreement to acquire Maverick”.

In addition, through Tenaris Global Services, we have a global network of pipe distribution and service facilities with a direct presence in most major oil and gas markets.

The Company and certain of its affiliates entered into several corporate reorganization transactions in preparation for the Company’s exchange offer for shares and ADSs of Siderca and Tamsa and shares of Dalmine, which was completed on December 17, 2002, when we became a publicly traded company. Subsequently, we delisted and acquired additional participations in these subsidiaries, and, as of May 31, 2006, we owned 100% of Siderca, 99% of Dalmine and 100% of Tamsa. The final stage of this corporate reorganization occurred on June 9, 2004, when Sidertubes S.A., or Sidertubes, a wholly-owned subsidiary of San Faustín, was liquidated and all of its assets (including 711,238,090 shares of the Company) and liabilities were transferred to I.I.I.-Industrial Investments Inc., a British Virgin Islands corporation and a wholly owned subsidiary of San Faustín, or Industrial Investments BVI. Subsequently, on April 21, 2005, Industrial Investments BVI transferred all of its shares in Tenaris to I.I.I. Industrial Investments Inc, a Cayman Islands corporation and a wholly owned subsidiary of San Faustín, or Industrial Investments CI. For additional information on our subsidiaries, see “Subsidiaries” below.

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

Pursuing strategic acquisition opportunities and alliances

We have a solid record of growth through strategic acquisitions. We pursue selective strategic acquisitions as a means to expand our operations, enhance our global competitive position and capitalize on potential operational synergies. In July 2004, we acquired Silcotub, a Romanian seamless pipe producer, expanding our operations into Eastern Europe and strengthening our position in the European market for industrial products. In February 2006, we acquired a welded pipe facility in Argentina whose small diameter range largely complements the range of welded pipes that we produce at Siat.

On June 12, 2006, we entered into a merger agreement with Maverick, pursuant to which Maverick, a leading welded pipe producer in the U.S. and Canada, will merge with and into a wholly owned subsidiary of Tenaris. The transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. For more information see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments- Agreement to acquire Maverick”.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in May 2005, we acquired Donasid, a Romanian steel producer, to secure a source of steel for our Romanian seamless pipe operations and reduce costs.

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

Our Products

Our principal finished products are seamless steel pipes casing and tubing, seamless steel line pipe and various other mechanical and structural seamless pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. We also produce welded steel pipes for oil and gas pipelines and industrial uses, as well as pipe accessories. We manufacture our seamless steel products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling.

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

Seamless steel mechanical and structural pipes. Seamless steel mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

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

Welded steel pipes. Welded steel pipes are processed from steel sheets and plates and are used for the conveying of fluids at low, medium and high pressure, and for mechanical and structural purposes. Welded pipes can also be used as casing and tubing in some oil and gas production activities.

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

Our seamless steel pipe production facilities are located in South America, North America, Europe and Asia. In addition, we manufacture welded pipe products and tubular accessories such as sucker rods (used in oil and gas drilling) at facilities in Argentina and Brazil, and couplings in Argentina, and pipe fittings and automotive components in Mexico. We also have a pipe threading facility in Nigeria for production of premium joints and we are building a facility for production of premium joints and couplings in China.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2005	2004	2003
Thousands of tons
Seamless Steel Pipe
Effective Capacity (annual)(1)	3,350	3,320	3,140
Actual Production	2,842	2,631	2,275
Welded Steel Pipe
Effective Capacity (annual) (1)	850	850	850
Actual Production	476	366	346
Steel Bars
Effective Capacity (annual) (1)	3,350	2,950	2,850
Actual Production	2,881	2,663	2,420

(1)	Effective annual capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

The major operational units at the Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of December 31, 2005, and the year operations commenced are as follows:

	Effective Production Capacity (annual) (1)	Year Operations Commenced
Steel Shop	900	1976
Pipe Production
Pilger Mill	110	1937
Mandrel Mill:
Floating Mandrel Mill Small Diameter	140	1952
Retained Mandrel Mill Medium Diameter	550	1978

(1)	Effective annual capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.0 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of 950,000 tons of seamless steel pipes. Aside from the main facility mentioned above, they include:

•	the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 280 mm (0.47 to 11.00 inches), mainly for automotive, mechanical and machinery companies in Europe and the United States. The Costa Volpino facility has an annual production capacity of approximately 100,000 tons;

•	the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines and multiple cold pilger pipe mills for cold-pilgered pipes. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 203 mm (1.89 to 8.00 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•	the Piombino facility, which covers an area of approximately 67 hectares and comprises a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, a hot dip galvanizing line and associated finishing facilities. Production is focused on welded pipe and finishing of small diameter seamless and welded pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 180,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with a production capacity of approximately 14,000 tons or 270,000 pieces per year.

In order to reduce the cost of electrical energy at our seamless pipe operations in Dalmine, we are building a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. The construction of the plant is expected to be completed in February 2007. Our seamless pipe operations in Dalmine are expected to consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of those same operations at peak load. Excess power will be sold to third party consumers and heat will be sold for district heating.

In July 2004 we acquired a seamless steel pipe manufacturing facility in Romania, located in Zalau city, near the Hungarian border, 480 Km from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of 180,000 tons of seamless steel tubes. The plant produces carbon and alloy seamless steel tubes with an outside diameter range of 8 to 146 mm (0.314-5.74 in.). The Silcotub facility uses round steel bars purchased from suppliers in Eastern Europe as its principal raw material. In May 2005, we acquired a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility is being integrated into our Romanian and European operations and in February 2006 began to supply steel bars to Silcotub as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster

•	a continuous mandrel;

•	three finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop; and

•	a cold-drawing plant with finishing area.

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

The major operational units at the Veracruz facility and corresponding annual installed production capacity (in thousands of tons per year, except for auto components facility, which is in millions of parts) as of December 31, 2005, and the year operations commenced, are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	850	1986
Pipe Production
Multi-Stand Pipe Mill	700	1983
Pilger Mill	80	1954

Cold-Drawing Mill	15	1963
Auto Components Facility	18	2004

(1)	Effective annual capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Veracruz facility, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of 15,000 tons.

We also have a seamless steel pipe manufacturing facility in Canada located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 11 inches. The effective annual capacity of the facility is 250,000 tons. The plant was originally inaugurated in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of Algoma Steel’s leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our plants in Argentina and Mexico. In May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, to deliver some of the plant’s steel bar requirements.

South America

Our principal manufacturing facility in South America is a fully integrated, strategically located plant on the banks of the Paraná river near the town of Campana, approximately 80 kilometers from the City of Buenos Aires, Argentina. The Campana plant was inaugurated in 1954. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe mill and has an effective annual production capacity of 850,000 tons of seamless steel pipe (with an outside diameter range of 1 1/4 to 11 inches) and 1,200,000 tons of steel bars.

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

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 200 kilometers from Campana. The capacity of this power generation plant - 160 megawatts - together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility. In October 2004, during a maintenance stoppage, we detected technical problems at the San Nicolás power generation plant, which required us to cease power generation while undertaking repairs at the facility. Operations were renewed in September 2005.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2005, and the year operations commenced are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
DRI	935	1976

Steel Shop
Continuous Casting I	430	1971
Continuous Casting II	770	1987

Pipe Production
Mandrel Mill I	300	1977
Mandrel Mill II	550	1988

Cold-Drawing Mill	20	1962

(1)	Effective annual capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Campana facility, we have manufacturing facilities in Villa Mercedes, province of San Luis, Argentina, for the production of tubular accessories such as sucker rods and pipe protectors.

In South America, we also have a seamless steel pipe plant in Venezuela, with an annual production capacity of 80,000 tons, located in Ciudad Guayana in the eastern part of the country. The plant is situated on an area comprising 38 hectares within the Siderúrgica del Orinoco C.A., or Sidor, iron and steel manufacturing complex on the banks of the Orinoco River. The plant includes a pilger mill and finishing line, including threading facilities, and produces seamless pipe products with an outside diameter range of 8 to 16 inches. The plant uses steel bars supplied by Sidor, a Ternium subsidiary, as its principal raw material. In July 2004, together with Sidor, we acquired an industrial facility, also in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. The facility, which had been shut down in 2001 shortly after its start up, was restarted in October 2004. We use HBI as a raw material in some of our steelmaking operations.

Far East and Oceania

Our manufacturing facility in Asia, operated by NKKTubes, is a seamless steel pipe plant located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK, resulting from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a retained mandrel mill, a plug mill and heat treatment, upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual capacity of the facility is 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see “—Competition—Global Market”.

In February 2006 we began construction of a facility for production of premium joints and couplings in Qingdao, on the east coast of China. The facility, whose construction is expected to be completed by the end of 2006, will have an annual production capacity of 40,000 tons of premium joints.

Welded Pipes

We have two major welded pipe facilities, one in Brazil and one in Argentina. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW (electric resistant welding) rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of 500,000 tons.

The facility in Argentina is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and SAW rolling mills with one spiral line. The facility was originally inaugurated in 1948 and processes steel plates and coils to produce welded steel pipes with an outside diameter range of 4 1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of 350,000 tons.

In February 2006, we acquired a second welded pipe facility in Argentina, located at Villa Constitucion in the province of Santa Fe. The facility has an annual production capacity of 80,000 tons of welded pipes with an outside diameter range of 1 to 6 inches.

On June 12, 2006, we entered into a merger agreement with Maverick, pursuant to which Maverick will merge with and into a wholly owned subsidiary of Tenaris. Maverick is a leading North American producer of welded OCTG, line pipe and coiled tubing for use in oil and natural gas wells. With operations in the United States, Canada and Colombia, it has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches. The transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. For more information see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments- Agreement to acquire Maverick”.

Energy

DaEn, our Italian energy supply business, provides energy and energy services to customers in the Italian industrial, commercial and public sectors. The company offers tailor made packages that combine electricity, natural gas and energy services and other related products.

Started in 2000 shortly after the partial deregulation of the Italian energy business, DaEn has increased sales and now has a wide customer base. It sold to third parties 2.9 TWh (billions of kilowatt/hour) of electricity and 941 million standard cubic meters, or scm, of natural gas in 2005.

Sales and Marketing

Net Sales

Our total net sales amounted to $6,736 million in 2005, $4,136 million in 2004 and $3,180 million in 2003. For further information on our net sales see Item 5. A. “Operating and Financial Review and Prospects – Results of Operations”.

Steel Pipes (Seamless and Welded)

The following table shows our steel pipe sales by product and geographic region in terms of volume for the periods indicated.

	For the year ended December 31,
Thousands of tons	2005	2004	2003
	(unaudited)
Seamless Steel Pipe Sales
North America	843	757	608
Europe	666	679	617
Middle East and Africa	524	421	365
Far East and Oceania	404	412	366
South America	433	377	322

Total Seamless Steel Pipe Sales	2,870	2,646	2,278
Welded Steel Pipe Sales	501	316	355

Total Steel Pipe Sales	3,371	2,963	2,633

Seamless Pipe

The following table indicates the percentage market distribution of our seamless steel pipe sales volume by region for the periods shown.

Percentage of total seamless steel pipe sales volume	For the year ended December 31,
	2005	2004	2003
	(unaudited)
North America	29%	28%	27%
Europe	23%	26%	27%
Middle East and Africa	18%	16%	16%
Far East and Oceania	14%	16%	16%
South America	15%	14%	14%

Total	100%	100%	100%

North America

Sales to customers in North America accounted for 29% of our total consolidated sales volume of seamless steel pipe products in 2005, up from 28% in 2004 and 27% in 2003.

Through our operating subsidiary in Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers and our single largest customer. In 1994, we began supplying Pemex under just-in-time, or JIT, agreements, which allow us to provide them with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories. Sales to Pemex, as a percentage of our total sales, amounted to 8% in 2005.

In 2002, the Mexican congress approved a significant increase in the exploration and production budget of Pemex in the context of Pemex’s plans to increase oil production to four million barrels per day and gas production to 7,000 million cubic feet per day by 2006. In 2003, Pemex increased exploration and production activity and began to let out politically controversial multiple services contracts to operate some of its gas fields. During 2004 and 2005, sales of seamless pipes in Mexico reached record levels, reflecting the strong growth in Pemex’s exploration and production spending as well as increased activity in the industrial sector. Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users other than Pemex rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. During 2003, there was an increase in drilling activity prompted by higher gas and oil prices but sales of seamless pipes did not increase correspondingly. During 2004, the average rig count levels remained similar to the previous year but demand for seamless OCTG rose, due to the greater depth of wells being drilled. In 2005, demand for seamless pipes increased further due to increased drilling activity, the greater depth of wells drilled and the development of projects to recover oil from Canada’s extensive oil sands reserves. Technological improvements and higher oil prices have made the recovery of oil from bitumen reserves increasingly attractive and we are well placed to take advantage of the growing steam assisted gravity drainage or “SAGD” market. Sales to Canadian oil and gas drilling customers are also affected by seasonal factors relating to the difficulty of conducting oil and gas drilling activities during the spring thaw.

Our sales to oil and gas customers in the United States are affected by anti-dumping duties which apply in respect of the import of OCTG and some of our line pipe products produced by our main manufacturing subsidiaries. However, sales of OCTG products in the United States have increased from a low base in the past two years as we have increased production at our Canadian production facility, which is not affected by the anti-dumping restrictions. Sales of line pipe products for deepwater oil and gas applications are also not affected by the anti-dumping restrictions because they are produced to specifications which are not produced in the United States. Our sales to the industrial sector are not affected by anti-dumping restrictions and are affected primarily by trends in industrial activity.

Europe

Sales to our customers in Europe accounted for 23% of our total consolidated sales volume of seamless steel pipe products in 2005, down from 26% in 2004 and 27% in 2003.

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

Industrial production in Eastern European countries has been growing more rapidly in recent years than in Western European countries, as European manufacturers take advantage of lower costs in Eastern European countries to expand their production activities in those countries. With the acquisition of Silcotub in Romania, in July 2004, we are improving our ability to serve customers in Eastern Europe as well as in areas such as the Caspian Sea, and the CIS. In 2005, we increased sales of cold drawn tubes, due in part to the growth of the Romanian automotive sector.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 18% of our total consolidated sales volume of seamless steel pipe products in 2005 up from 16% in both 2004 and 2003.

Our sales in the Middle East and Africa are sensitive to the international price of oil and its impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. During 2003, events in Iraq and civil and political unrest, especially in Nigeria, caused some of our customers to halt their drilling projects, and thus demand for our products declined substantially. In 2004, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East. In 2005, drilling activity increased significantly in this region as Saudi Arabia increased its production capacity and deepwater projects in West Africa began production.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflict, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 14% of our total consolidated sales volume of seamless steel pipe products in 2005, down from 16% in both 2004 and 2003.

Our largest markets in the Far East and Oceania are China and Japan. Our sales in China are concentrated on OCTG products used in Chinese oil and gas drilling activities and seamless tubes used in boilers for power generation facilities. Although apparent consumption of seamless pipes in China has increased significantly during the past three years, most of this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity. Demand for the import of high-value seamless pipe products which are not manufactured by local producers has also been increasing as the Chinese oil and gas industry increases drilling in complex operating environments and considerable investments have been made to increase power generation capacity. Sales of our OCTG products have increased in the past two years in China but sales of seamless tubes used in boilers for power generation declined in 2005 following a strong year in 2004.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for seamless steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In recent years, demand has weakened in line with the general downturn in the Japanese economy but in 2004 and 2005 recovered mainly due to strong demand of construction machinery export business for China. In addition, domestic prices have increased reflecting higher material prices and lack of capacity in Japanese steel mills.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

South America

Sales to our customers in South America accounted for 15% of our total consolidated sales volume of seamless steel pipe products in 2005 up from 14% in both 2004 and 2003.

Our largest markets in South America are Argentina and Venezuela, countries in which we have manufacturing subsidiaries. Our sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by government actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil exports, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by government actions and policies and their consequences, including general strikes, agreements to vary domestic production pursuant to quotas established by OPEC, and measures relating to the taxation and ownership of oil and gas production activities and other matters affecting the investment climate. See Item 3.D. “Risk Factors—Risks Relating to Emerging Markets”.

A principal component of our marketing strategy in the Argentine and Venezuelan markets is the establishment of long-term supply agreements with significant local and international oil and gas companies operating in those markets. In recent years, we have sought to retain and expand our sales to those customers by offering value-added services.

In Argentina, we have enjoyed a sustained, close business relationship with Repsol YPF S.A., or Repsol YPF, an integrated oil and gas company engaged in all aspects of the oil and gas business. Repsol YPF, one of the world’s ten largest oil and gas companies, was created as a result of the acquisition in 1999 of YPF S.A., the leading oil and gas producer in Argentina, by Repsol S.A., a Spanish oil and gas producer. We have strengthened our relationship with Repsol YPF and other participants in the Argentine oil sector through JIT agreements, similar to our JIT agreement with Pemex. In June 2001, we renewed and extended the scope of our JIT agreement with Repsol YPF for a period of five years. This agreement expired on May 31, 2006. We are currently negotiating its renewal and its potential extension to cover other Latin American operations.

In 2004 and 2005, demand from oil customers remained strong in spite of the continued application of a tax on oil exports. During 2004, this tax which was introduced in 2003 at a rate of 20%, was increased with increments depending on the West Texas Intermediate crude oil price, or WTI price. On the other hand, demand for seamless pipes for gas drilling was minimal in 2004 due to low gas tariffs, which are affected by regulation in the industry, but increased in 2005 as gas prices for industrial users increased. We also serve the demand for seamless steel pipes for other applications in the Argentine market. Demand from this sector has increased in the past two years from low levels in response to increased activity in the agricultural sector and in import substitution.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela S.A., or PDVSA, the state-owned oil company, and many private-sector operators in the oil and gas sector. In 2002 and 2003, OPEC production quota cutbacks and adverse political and economic developments, which culminated in a general strike starting in December 2002 and extending to February 2003 led to a substantial decline in exploration and production activity in the oil and gas sector. Additionally, PDVSA decided to implement a significant reduction in inventories of seamless pipes. These factors led to a substantial decline in our sales of seamless pipes in Venezuela in 2002 compared to the previous year and in January 2003 our sales of seamless pipes in Venezuela effectively came to a halt. Following the termination of strike action exploration and production activity has resumed and demand for our seamless pipes in Venezuela has improved, showing an increase of 50% in 2004 over the previous year, and a further increase in 2005, in line with the increase in the average rig count.

Welded Steel Pipes

We are a leading supplier of welded pipes for gas pipeline construction and industrial applications in South America. We also supply welded steel pipes to selected gas pipeline construction projects worldwide and we have in recent years begun to supply a limited quantity of welded pipe OCTG products to Petróleo Brasileiro S.A., or Petrobras, in Brazil. Confab, our Brazilian welded pipe subsidiary, also manufactures and sells industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and standard and high-pressure vessels. Demand for our welded steel pipes is principally affected by investment in gas pipeline projects, especially in South America. In 2003, demand for our welded steel pipes fell significantly following the completion of deliveries to major pipeline projects in Ecuador and Peru in the previous year. With most of the remaining demand coming from the local Brazilian market for projects undertaken by Petrobras. In the second half of 2003, incoming orders from major projects in Brazil were deferred due to delays in obtaining the necessary environmental clearances, resulting in a sharp decline in sales in the second half of 2003, which continued through the first half of 2004. During the second half of 2004, demand in Brazil picked up and we were able to supply gas pipeline projects placed on hold because of environmental clearances and, new projects. In 2005, demand for welded pipes for gas pipeline projects undertaken by Petrobras increased significantly but began to fall towards the end of the year as uncertainties about the supply of natural gas from Bolivia led to a slowdown in project activity. In 2005, demand for welded pipes in Argentina for loops, or capacity expansions, in the gas pipeline network increased due to increased demand for natural gas in the recovering Argentine economy.

We expect that our sales of welded pipes will increase significantly if we complete the acquisition of Maverick. On June 12, 2006, we entered into a merger agreement with Maverick pursuant to which Maverick will merge with and into a wholly owned subsidiary of Tenaris. This transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. Maverick is a leading North American producer of welded OCTG, line pipe and coiled tubing for use in oil and natural gas wells. It has welded pipe manufacturing facilities in the United States, Canada and Colombia and, in 2005, according to Maverick’s 2005 annual report on Form 10-K, shipped approximately 1.3 million short tons of welded pipes. If and when the merger is consummated, we expect that our sales of welded pipes will increase significantly, and the principal driver affecting our sales of welded pipes, will change.

Energy

Through a subsidiary formed in 1999, we have developed an energy supply business in Italy, following the partial deregulation of the energy sector by the Italian government. Initially formed to supply electricity to Dalmine and to other users in the Bergamo area, DaEn has rapidly expanded and currently supplies electricity to many industrial companies in Italy. DaEn purchases electricity principally from GRTN Gestore della Rete di Trasmissione Nazionale S.p.A., or GRTN, Enel Trade and from Gestore Mercato Elettrico, or GME at wholesale market prices under volume and delivery conditions that closely match those at which it sells to its customers.

In December 2001, DaEn began operating additionally in the natural gas supply business. DaEn purchases a part of its natural gas requirements from ENI S.p.A. under a 10–year contract that expires on October 1, 2011 (the outstanding value of these commitments at December 31, 2005 amounted to approximately €816 million -$963 million-) and a 4–year contract that expires on October 1, 2008 (with an outstanding value of approximately €266 million -$313 million- based on prices prevailing as of December 2005). Both contracts contain annual, quarterly and daily take-or-pay provisions. During 2005 DaEn traded around 2.9 TWh of electricity and around 0.9 billion scm of natural gas.

DaEn has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans-Austria Gasleitung GmbH, or TAG pipeline, which is presently under construction. This capacity will allow DaEn to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to ship-or-pay provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028. The expected annual value of this ship-or-pay commitment is approximately €5 million per year. Tenaris provided bank guarantees in the amount of €15.1 million in support of DaEn. The value of the bank guarantees correspond to the termination penalties that would be due to TAG in the event of termination or non-utilization of the transportation capacity.

DaEn recognizes revenue only upon delivery of electricity and gas and other services to its customers. Revenues are calculated based on actual consumption, which is measured by meter readings carried out at set intervals.

Other products

Our other products and services include sucker rods used in oil extraction activities, sales of HBI to third parties from our facility in Venezuela, steam and excess energy from our power generation plant in Argentina, ferrous scrap and procurement services.

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

The production of seamless steel pipe products following the stringent requirements of major oil and gas companies requires the development of specialized skills and significant investments in manufacturing facilities. By contrast, the seamless pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications including OCTG applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications, which constitute a significant segment of our target market.

Our principal competitors in the international seamless steel pipe markets can be grouped by origin as described below.

•	Japan. Sumitomo Metal Industries Ltd. and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	Western Europe. Vallourec & Mannesman Tubes, or V&M Tubes, a Franco-German venture, has mills in Brazil, France, Germany and the United States. V&M Tubes has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil and the Middle East. V&M Tubes is an important competitor in the international OCTG market, particularly for high-value premium joint products. In May 2002, V&M Tubes purchased the seamless tubes division of North Star Steel, a leading U.S. producer of OCTG products for the domestic market, which was renamed V&M Star. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each has a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a presence in the international OCTG market.

•	United States. U.S. seamless steel pipes producers, including US Steel Corporation and V&M Star, are largely focused on supplying the U.S. market. Some of them, however, periodically enter the international market in response to decreased domestic demand or perceived opportunities in export markets.

•	Eastern Europe, CIS and China. Producers from these regions compete primarily in the “commodity” sector of the market and have been increasing their participation in the international market for standard products where quality and service are not the prime consideration.

Our Domestic Markets

In countries in which we are the sole domestic producer, such as in the domestic markets of our manufacturing subsidiaries in Argentina, Venezuela, Mexico and Canada, we compete primarily against importers of seamless steel pipe products. To a lesser extent, we also compete against welded steel pipe products in these markets. In Italy, Japan and Romania, we compete against domestic, regional and other competitors.

Producers of seamless steel pipe products can maintain strong competitive positions in their domestic markets due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by JIT arrangements, as discussed above.

Argentina

We are the sole producer of seamless steel pipe in Argentina. Accordingly, our competition in the Argentine seamless steel pipe products market is limited to imports.

During the 1990s and more recently, our Argentine subsidiaries have faced increased foreign competition as a result of the Argentine government’s trade liberalization policies. In early 1991, the Argentine government reduced import tariffs and eliminated most non-tariff restrictions on trade as part of an effort to open the Argentine economy to foreign competition. In March 1991, Argentina, Brazil, Uruguay and Paraguay established Mercosur, a common market organization whose four members have committed to economic integration, the creation of a free trade zone and common external tariffs. Mercosur has eliminated or significantly reduced import duties, tariffs and other barriers to trade among the member nations since its creation, including the application of zero tariffs to seamless steel pipe products since January 1, 2000. More recently, Venezuela has joined Mercosur as a junior member. In addition, Mercosur has a trade agreement with Chile, pursuant to which tariffs for steel products have been eliminated. Mercosur has also signed a free trade agreement with Bolivia in 1996, pursuant to which all steel products receive a 100% tariff preference since January 1, 2006. Mercosur is also negotiating free-trade agreements with the EU, Mexico, India and South Africa. As of December 2005, the tariff applicable to seamless steel pipe products imported from outside Mercosur was 16% while the tariff for welded pipe products imported from outside Mercosur was 15%.

In 2004, Mercosur and the Andean Community (Perú, Colombia, Ecuador and Venezuela), signed a free trade agreement aimed at reducing and eventually eliminating tariffs on steel products traded among member countries over a period of 8 to 12 years. As a result of political tensions with member countries, however, Venezuela has recently announced it will be leaving the Andean Community.

Argentina has a partial scope agreement (ACE-6) with Mexico, which grants duty free trade for seamless pipes.

While Mercosur is Argentina’s primary trade vehicle, recent tensions within the trade block have resulted in the imposition of barriers aimed primarily at achieving balanced trade flows between members, especially between Argentina and Brazil. In recent years, Argentina has adopted a more protectionist attitude in trade relations in general.

Argentina has imposed antidumping duties (54.65% margin) against imports of welded line pipe from Japan, which are scheduled to remain in effect until December 2006.

Venezuela

We compete in Venezuela both as a domestic producer and through imports of pipes from our affiliated companies, primarily our subsidiary in Mexico.

In April 2002, Venezuela imposed import tariffs ranging from 20% to 30%, representing an increase of 5% to 15% on steel products (including seamless steel pipes) from countries with which it did not have a free trade agreement. These increased tariffs expired in October 2003 at which point the tariffs reverted back to the original level of 15%.

In recent years, under President Hugo Chavez, Venezuela has been withdrawing from trade alliances involving the United States, or with countries aligned economically with the United States. In April 2006, Venezuela withdrew from the Andean Community, although the conditions of withdrawal provide for the full resumption of import duties over a five year period. In May 2006, Venezuela also withdrew from the Group of Three, or G-3, a free trade block including Mexico and Colombia. As a result, tariff currently applicable to steel imports from Mexico will increase from 0% to 15% in November 2006. Venezuela has also announced that it will not be part of the Free Trade Area of the Americas, or FTAA, being promoted by the United States.

In May 2006, Venezuela became a junior member of Mercosur, the trade block formed by Brazil, Argentina, Uruguay and Paraguay. Venezuela is currently seeking full membership in the group.

Since July 2000, Venezuela has imposed antidumping duties against line pipe (seamless and welded) imports from Japan (87% and 86.6% respectively). The original term for these duties expired in July 2005, at which time the Venezuelan government began a sunset review process. A final decision is expected to be published in July 2006.

Mexico

We are the sole producer of seamless steel pipe in Mexico. Accordingly, our competition in the Mexican market is limited to imports.

Competition from imports in the Mexican market has been increasing in recent years, as the Mexican government has continued to focus on free trade agreements with major trade partners. As a member of the NAFTA, which came into effect in January 1994, Mexican duties on OCTG products have been gradually reduced from 15% in 1993 to zero since the beginning of 2003. In 2000, Mexico signed a trade agreement with the EU, under which tariffs on seamless steel pipe imports from the EU were to be progressively reduced to zero in 2007.

In addition to NAFTA and the agreement with the EU, the Mexican government has also signed trade agreements with Chile, Bolivia, Nicaragua, Costa Rica and Uruguay. Mexico also has a free trade agreement with EFTA (Switzerland, Liechtenstein, Iceland and Norway). Mexico has a partial scope agreement (ACE 6) with Argentina, which grants duty free trade of seamless pipes. Mexico joined the G-3, in 1995 along with Colombia and Venezuela. Under the G-3 agreements, as of July 1, 2003, duties on seamless steel pipes are reduced annually for a ten-year period begun in 1995 by 1.1% (from 1995 until July 2003, it was 1.08%) or 0.72% (depending on the product). Recently, Venezuela has announced its decision to withdraw from the G-3; as a result, import duties on exports of pipes from Mexico to Venezuela are expected to increase from zero to 15% over the next six months. Since 2000, Mexico has imposed antidumping duties of 99.9% on seamless line pipe from Japan, which were scheduled to remain in effect until November 2005. However, the Mexican government is currently analyzing whether to extend the duties for another five years, and will issue its final determination during 2006.

Mexico has imposed final antidumping duties of 79.65% and 42.00% on seamless line pipe imported from Russia and Romania, respectively, and a final antidumping duty of 81.04% on imports of pipe fittings from China since June 2004.

Canada

We are the sole domestic producer of seamless steel pipes in Canada. We compete with domestic welded pipe producers, as well as imports. Canada does not impose import tariffs on steel pipe imports, largely opening the domestic market to international competition for those products. As a member of NAFTA, trade in seamless steel pipes between Canada, the United States and Mexico is not subject to tariffs. Canada has imposed antidumping duties on welded pipes from Argentina (86.9%), Brazil (103.9%), and Romania (17.8%), among other countries. It has also imposed antidumping duties against fitting imports from China.

Italy

In Italy and elsewhere in the EU, we compete against both European and non-European producers of seamless steel pipe products, most notably V&M Tubes. In recent years, the elimination of import barriers have led to increased competition in Italy and other EU markets for seamless steel pipe products. Imports of seamless pipes into the EU have been strong, despite the imposition of antidumping and other restrictions placed on certain steel imports by the European Commission. Antidumping duties were imposed on certain steel tube products from Russia and Romania in 1997 and from Ukraine and Croatia in 2000.

New antidumping duties ranging from 11.7% - 35.8% have been approved by the European Union to take effect in June 2006 for a wider range of seamless tube products from Russia, Ukraine, Croatia and Romania. Duties against imports from Romania are expected to terminate once Romania becomes a member of the European Union in 2007.

Competition in steel products is expected to continue intensifying in the European Union, as a result of the 2004 expansion of the EU to include ten new member countries (Poland, Cyprus, Czech Republic, Slovakia, Malta, Hungary, Latvia, Lithuania, Slovenia and Estonia).

The EU is currently negotiating trade agreements with Mercosur and is discussing the basis for negotiations with the Andean Community.

Japan

NKKTubes is a leading producer of seamless steel pipes in Japan, where it competes against Sumitomo Metal, JFE and Nippon Steel in the domestic market. Japan signed a free trade agreement with Mexico, which became effective on April 1, 2005, after ratification of the agreement by both countries. The agreement reduced import duties on the trade of steel products between the two countries.

Brazil

Confab is a leading producer of welded steel pipes in Brazil. Brazil currently imposes a 16% tariff for seamless pipe and 14% for welded pipe on imports from non-Mercosur countries. Brazil has free trade agreements with Mercosur, Chile and Bolivia. The Andean Community and Mercosur have agreed to gradually reduce steel-related tariffs to zero over a period of 8 to 12 years.

Romania

Silcotub is a leading producer of seamless pipes in Romania. Romania currently applies 15% tariff for OCTG and line pipe tubes. Silcotub faces competition from domestic, regional and international producers. Romania has applied to become part of the EU in 2007. Romania applies no antidumping duties against tubes.

Capital Expenditure Program

During 2005, our investment in capital projects was $264.4 million, up from $163.2 million in 2004 and $137.5 million in 2003. Our capital investment program has continued to focus on the expansion of our capacity to produce premium quality and other high-grade products. As a result, we have been able to increase the proportion of heat-treated and high value-added proprietary premium joint products within our product sales mix. During 2005 we also invested to bring our recent acquisitions on-stream and in support of further extending our geographical reach. The major highlights of our capital spending program during 2005 include:

•	new premium threading plant at Tamsa and expansion of Siderca’s premium area in support of additional production of premium products;

•	new coupling threading equipment at Tamsa and Siderca, for processing the additional production of premium product;

•	initiated construction of two new heat treatment facilities at Tamsa and Siderca;

•	initiated construction of the new power generation plant at Dalmine;

•	completed the redesign of Siderca’s inspection and cut-to-length line, to improve relative control line equipment and layout;

•	revamped the steel-making facilities of our recently-acquired Donasid acquisition;

•	initiated a global upgrade plan at Silcotub;

•	revamped AlgomaTubes’ #2 non-destructive testing area;

•	invested in a new forming section at our Siat welded operation to allow the processing of higher steel grades; and

•	general upgrade at our Confab welded operations for heavy-weighted products.

Capital expenditures in 2006 are expected to increase further from levels in 2005. Major projects planned for 2006 include:

•	expansion of AlgomaTubes’ rolling mill range, and improvements in AlgomaTubes’ inspection and finishing areas;

•	consolidation of high-chromium production processes at NKKTubes in Japan;

•	construction of a new premium connection finishing facility in China;

•	construction of new heat treatment facilities at Siderca and Tamsa;

•	initiate construction of a new coupling shop at Tamsa;

•	continued construction of the new power generation plant in Dalmine;

•	new laboratory and R&D facilities in Tamsa and automatic sample preparation in Dalmine;

•	completion of inspection lines and completion of heat treatment expansion at Silcotub; and

•	implementation of a new forming area for our Confab ERW line.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $19.3 million in 2005, compared to $20.0 million in 2004 and $23.7 million in 2003.

Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership of each as of December 31, 2005, 2004 and 2003: For a complete list of our subsidiaries and a description of our investments in other companies, see AP B and note 31 to our consolidated financial statements included in this annual report.

			Percentage Ownership
Company	Country of Organization	Main Activity	2005	2004	2003
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	39%	39%	39%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	85%	85%	—
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%

Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	—
Tubos de Acero de México S.A	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacture of seamless steel pipes	70%	70%	70%

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina, Mexico and Venezuela. Ternium is a company formed recently by the Techint group in a reorganization of its flat and long steel interests. Ternium was listed on the New York Stock Exchange on February 1, 2006 following an initial public offering of ADSs. As of May 31, 2006, we held 11.5% of its outstanding shares.

We acquired our investment in Ternium through the exchange of our prior indirect investments in Siderúrgica del Orinoco. C.A, or Sidor, a Venezuelan integrated steel producer which became a subsidiary of Ternium under the corporate reorganization of the Techint group’s interests in flat and long steel. That reorganization had involved San Faustín’s controlling participations in Sidor, Siderar S.A.I.C., or Siderar, an Argentine integrated steel producer, and Hylsamex, S.A. de C.V., or Hylsamex, a Mexican steel producer.

Our indirect investments in Sidor were held through Consorcio Siderurgia Amazonia Ltd., or Amazonia, and Ylopa Serviços de Consultadoría Lda, or Ylopa. Amazonia, an international consortium of companies, was formed during the process leading to the privatization of Sidor and, in January 1998, it purchased a 70% equity interest in Sidor from the Venezuelan government which retained the remaining 30%. Ylopa is a special purpose company established in 2002 by some of Amazonia’s shareholders to participate in the restructuring of Sidor’s and Amazonia’s debt during 2003.

On September 9, 2005 we exchanged our interests in Amazonia and Ylopa for 209,460,856 shares in Ternium. The exchange was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose. We also extended $39.7 million (corresponding to cash distributions that we received from Sidor during the second and third quarters of 2005) in convertible loans to Ternium. Conversion of these loans into shares of Ternium was mandatory upon the occurrence of an initial public offering. On February 6, 2006, upon the completion of Ternium’s initial public offering, we received an additional 20,252,338 shares in Ternium following the mandatory conversion of these loans. As of May 31, 2006, our shares in Ternium represented 11.5% of Ternium’s outstanding shares.

On January 9, 2006, Tenaris entered into a shareholders agreement with Inversora Siderurgica Ltd., or ISL, a Techint group company which holds 47.9% of Ternium, pursuant to which ISL will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by Tenaris and any directors nominated by Tenaris only be removed pursuant to written instructions by Tenaris. Tenaris and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by Tenaris or ISL, as applicable. The agreement will remain in effect so long as each party holds at least 5% of the shares of Ternium or until it is terminated by either party pursuant to its terms. Carlos Condorelli, our Chief Financial Officer, was nominated as a director of Ternium pursuant to this agreement.

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

In July 2004, jointly with Sidor, a Ternium subsidiary, we formed Matesi, and acquired a Venezuelan iron reduction plant. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity of 1.5 million tons but has never operated at full capacity having been shut down in 2001 shortly after its start-up. We restarted operations at this HBI facility during October 2004 and in 2005 we produced 1.0 million tons of HBI, some of which we consumed in our operations principally in Mexico, some of which was sold to Sidor and some of which was sold to third parties.

In Romania, we initially used round steel bars acquired from suppliers in Eastern Europe as our principal raw material for the seamless pipe facility we acquired in 2004. However, following the acquisition of Donasid in May 2005 we have taken steps to integrate this steel making facility, which uses steel scrap as its principal raw material, into our Romanian operations. In February 2006, following investments in the steel shop, the Donasid facility began to produce steel bars for use in the Silcotub facility and it is expected that it will meet the majority of Silcotub’s requirements for steel bars.

At our other seamless steel pipe facilities, we use round steel bars and ingots as our principal raw materials. In Japan, NKKTubes purchases these materials from JFE, and in Venezuela, Tavsa purchases these materials from Sidor, a Ternium subsidiary. In each case, these purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, both NKKTubes and Tavsa are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials.

In Canada, we currently use steel billets produced in our integrated facilities in Argentina and Mexico, where we have an excess of steelmaking capacity over our pipe making capacity. In May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, to deliver some of the plant’s steel bar requirements.

In our welded pipe facilities, we purchase steel sheets and steel plates principally from domestic producers for processing into welded steel pipes.

Integrated Production Facility in Italy

For our facilities in Italy we purchase our ferrous scrap requirements mainly from the Italian and EU market and the remainder from other parts of the world. We purchase our pig iron requirements primarily from Russia, Algeria, Italy and Ukraine. Unlike ferrous scrap purchases, which are primarily denominated in euros, our pig iron purchases are usually denominated in U.S. dollars. High-alloy and other special quality steels are supplied under annual contracts. The costs of scrap, pig iron and ferroalloys increased significantly in Italy during 2004 and 2005, in line with the increases in prices for these commodities in the Western European market. Increases in the prices of these commodities reflected increases in international demand for steel products, especially from China.

Our main facility in Italy consumes large quantities of electric power, particularly for the operation of the electric furnace to produce steel. In the first half of 1999, the Italian government instituted deregulation measures; in July 1999, we created a wholly owned subsidiary, Dalmine Energie, to acquire electrical and other forms of energy at wholesale rates for our Italian operations and for other companies in the Bergamo area belonging to the Consorzio Orobie Energia. DaEn began to operate in January 2000, after having identified sources for the purchase of electrical energy and entered into supply contracts with companies in the consortium. Today, all of our Italian electric and gas power requirements are supplied by DaEn, which purchases electric power principally from GRTN, Enel Trade and GME and natural gas from ENI S.p.A. The costs of electric energy and natural gas increased significantly in Italy in 2004 and 2005.

Integrated Steel Production Facility in Mexico

At our Veracruz facility in Mexico we obtain DRI mainly from our investments in Venezuela. We obtain the rest of our metal requirements from the domestic market, the United States and other scrap-exporting countries. We have our own scrap collection yard in Coatzacoalcos, Veracruz, which started operations in June 1998 and acquired an additional yard in Merida, Yucatan in March 2004. The costs of scrap, DRI and pig iron in Mexico increased significantly during 2004 and remained at high levels in 2005, in line with increases in the prices of such materials in the North American market, reflecting increased international demand for steel products, particularly from China.

Our purchases of raw materials for our Mexican operations are made pursuant to primarily short-term supply arrangements. However, to secure a long-term supply of HBI, we made an investment in, and entered into an off-take contract with Complejo Siderúrgico de Guayana C.A., or Comsigua, to purchase on a take-and-pay basis 75,000 tons of HBI annually for twenty years beginning in April 1998. This supply contract has an option to terminate at any time after the tenth year, upon one year’s notice. Under this contract, we are required to purchase the HBI at a formula price reflecting Comsigua’s production costs during the first eight contract years; after November 2006, we have the option to purchase the HBI at market price or, alternatively to establish a price band. We own, through our principal Mexican subsidiary, a 6.9% equity interest in Comsigua.

As a result of continuously weak market prices for HBI from the start-up of the Comsigua plant until the second half of 2003, we paid higher-than-market prices for our HBI during that period and according to the original contract accumulated a credit. During 2004 and 2005, we paid lower-than-market prices for our HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales. At December 31, 2005, the accumulated credit amounted to approximately $9.5 million. This credit, however, is offset by a provision for an equal amount.

Our Veracruz facility consumes large quantities of electric power, particularly for the operation of the electric furnaces used to produce steel. This electric power is furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission. The costs of electric power in Mexico have increased in the past two years reflecting higher fuel prices.

Integrated Steel Production Facility in Argentina

At our Campana facility in Argentina, we vary within limits the proportion of ferrous scrap to DRI that we use to manufacture our products based on the relative prices of these inputs.

We operate a Midrex DRI production plant in Argentina to generate DRI using, as raw materials, pellets and lump ore purchased under long-term contracts from suppliers in neighboring Brazil. Prices under these contracts are fixed on an annual basis in accordance with market conditions and follow the prices agreed between the major iron ore exporters and their main steel industry clients. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,400,000 tons and is supplied primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A under one-year fixed price contracts. We arrange the transportation of the iron ore, taking advantage of dry bulk cargo vessels on their return from Europe and utilizing our own port facilities. We have the capacity to store approximately 330,000 tons of iron ore, or enough to supply our manufacturing activity in Argentina for three months. The costs for iron ore imported into Argentina from Brazil rose strongly in 2005 in line with increases in international iron ore prices.

To meet our requirements for ferrous scrap at competitive prices, we established Scrapservice S.A., a subsidiary in Argentina that collects and processes ferrous scrap. Our costs of collecting and processing ferrous scrap in Argentina increased during 2004 reflecting higher demand from local steel producers and a tight supply situation following several years of recession. In 2004 this cost increased to levels similar to those previous to the 2002 Argentine peso devaluation but remained stable in 2005.

We consume large quantities of electricity for our manufacturing activities at the Campana facility, particularly for the operation of the electric furnaces used to melt DRI and ferrous scrap. In order to secure a source of electric power on competitive terms, in February 2003 we acquired an electric power generating facility located in San Nicolás, approximately 200 kilometers northwest of Campana, at a net cost of $16.9 million. The power plant is a modern gas turbine facility that came on stream in 1998 and has a power generation capacity of 160 megawatts and steam production capacity of 250 tons per hour. As a result of this purchase, our operations at Campana are self-sufficient in electrical power requirements. Power generated at the plant in excess of our requirements is sold on the open market and steam is sold to Siderar, a subsidiary of Ternium that operates a steel production facility in San Nicolás. We also have a thermo-electric generating facility with a capacity of 37.5 megawatts at Campana, which can operate with natural gas or fuel oil. In October, 2004, during regular maintenance, we detected technical problems and temporarily shut down the San Nicolás power plant. Operations were resumed in September 2005.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Repsol YPF is Siderca’s principal supplier of natural gas. Tecpetrol S.A., or Tecpetrol, a Techint group company, supplies Siderca with the balance of its natural gas requirements on terms and conditions that are equivalent to those with Repsol YPF. In April 2003, we entered into an agreement with Tecpetrol for the delivery of 760 million cubic meters of natural gas to our Campana plant and to our San Nicolas power generation facility over a period of five years. Under the terms of this agreement, we prepaid a portion of the gas deliveries, corresponding to $15.3 million. While we had consumed the entire prepaid amount by February 2006, we continue to take deliveries under the contract at non-preferential prices.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, corresponding to capacity of 600,000 cubic meters per day. This agreement is renewed on an annual basis. We are currently in the process of negotiating to extend our current agreement with TGN for a period of ten years, until April 2017. In April 2006, we were assigned an additional 315,000 cubic meters per day of new firm capacity with TGN, which has been assigned to us. We expect this additional capacity to be available to us by mid 2008.

In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban during 2006. For the final transportation phase, we have a supply contract with Gasban that expires in May 2009.

The costs of natural gas for industrial use in Argentina increased since 2003 driven by increased local demand as the local economy recovered and by governmental policies which subsidize residential consumption of natural gas at the expense of industrial users. During 2005, availability of natural gas was impacted as demand continued to outpace supply, as a result of the continued freeze of residential tariffs, the growth in the economy, the lack of investment in the development of new reserves and in transportation infrastructure due to political uncertainties and lack of governmental policy definitions. Natural gas prices increased significantly during 2005, and are expected to continue to do so in 2006.

Product Quality Standards

Our seamless steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, the American Society for Testing and Materials, or ASTM, the International Standardization Organization, or ISO, and the Japan Standard, or JIS. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors. Currently we maintain, for all our operations, the Quality System Certification

ISO 9001-2000, granted by Lloyd Register Quality Assurance, a requirement for selling to the major oil and gas companies, which have rigorous quality standards. The ISO 9001 quality management system assures that the product complies with customer requirements from the acquisition of raw material to the delivery of the final product. ISO 9001 is designed to ensure the reliability of both the product and the processes associated with the manufacturing operation.

All our mills involved in the manufacturing of material for the automotive market are additionally certified according to the standard ISO TS 16949.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at the Campana plant, at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome and at the product testing facilities of NKKTubes in Japan. We have an 8% interest in CSM, which was acquired in 1997. We also have a laboratory specialized in advanced welding techniques in Veracruz, where we are currently constructing a specialized research facility including full scale testing capabilities.

Product development and research currently being undertaken include:

•	proprietary premium joint products including Dopeless™ technology;

•	heavy wall deep water line pipe and risers;

•	tubes and components for the car industry and mechanical applications; and

•	tubes for boilers.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include the design of a new quenching device for heavy wall pipes and modeling of rolling and finishing process, with the goal of improving product quality.

We spent $34.7 million for R&D in 2005, compared to $26.3 million in 2004 and $21.9 million in 2003.

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

Insurance

We carry property, accident, fire, third party liability (including employer’s, third-party and product liability) and certain other insurance coverages in line with typical industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, with caps of approximately $100 million. Our current property insurance program has indemnification caps ranging from $25 million to $150 million, depending on the value of the different plants. Additionally, we carry business interruption coverage for certain parts of our business which is ancillary to the property and machinery breakdown coverage. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount.

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, which differ in certain significant respects from U.S. GAAP. See notes 32 and 33 to our consolidated financial statements included in this document, which include a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity for the periods and at dates indicated.

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

Overview

We are a leading global manufacturer and supplier of seamless steel pipe products to the oil and gas, energy and other industries, with production, distribution and service capabilities in key markets worldwide. In the last decade, we have expanded our business through a series of strategic investments. We now operate a worldwide network of seamless steel pipe operations with manufacturing facilities in South America, North America, Europe and Asia and a theoretical annual production capacity of 3.3 million tons of seamless steel pipe products, compared to 800,000 tons in the early 1990s. In addition to our investments in seamless steel pipe operations worldwide, we also own controlling interests in the leading producers of welded steel pipes in Argentina and Brazil, with a combined theoretical annual production capacity of 930,000 tons, and have established an energy supply business in Italy. We have developed competitive and far-reaching global distribution capabilities, with a direct presence in most major oil and gas markets.

Our primary source of revenue is the sale of seamless pipes worldwide. Sales of seamless pipes represent a high percentage (76% in 2005) of our total sales, and we expect sales of such products to continue to be our primary source of revenue. The global market for seamless pipes is highly competitive, with the primary competitive factors being price, quality and service. We sell our products in a large number of countries worldwide and compete in international markets primarily against European and Japanese producers.

Our sales of seamless pipes are sensitive to the international prices of oil and gas and their impact on the drilling activity of participants in the oil and gas sectors. Demand for seamless pipes from the global oil and gas industry is a significant factor affecting the general sales volumes and prices of our products. In 2005, persistently high oil and gas prices, among other factors, led oil and gas producers to continue to increase their investment in exploration and production. Drilling activity rose worldwide, with strong increases in many regions including North America, the Middle East, the Far East and South America. Moreover, high oil and gas prices and declining production rates from existing fields are encouraging oil and gas companies to increase investment in offshore and deep drilling operations in which high-value products, including premium joints, are usually specified. Our sales of seamless pipes in 2005 rose 57%, reflecting significantly higher average selling prices and moderately higher volumes. We expect the factors that led to increased global drilling activity and increased demand for high-value products in 2005 to persist throughout 2006, resulting in continued strong demand for our seamless pipes.

Our seamless pipe production costs are sensitive to the international prices of steelmaking raw materials, which reflect supply and demand factors in the global steel industry. We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of seamless pipes. In recent years, the costs of raw materials used in our seamless pipe business have increased significantly due to increased global demand for steel products in general. In 2004 and 2005, due to strong market demand for our seamless pipes, we were able to offset the impact of raw material cost increases through increases in average selling prices. In 2003, however, the increase in average selling prices for our seamless pipes was not sufficient to offset the impact of increases in raw material and other costs. We expect that some of our raw material costs will show further increases in 2006 but that increases in selling prices for our seamless pipes should be sufficient to offset the impact of increases in these and other costs.

Our sales of welded pipe products are volatile and depend on specific projects. The market for our welded steel pipes can vary significantly from year to year and is to a large extent driven by projects to construct oil and gas pipelines in the regional market of our welded pipe mills in South America. In 2005, demand for our welded pipe products was particularly strong as a number of gas pipeline projects in Brazil and gas pipeline expansion projects in Argentina progressed. In 2003 and 2004, however, demand was affected by the suspension of a gas pipeline project in Brazil in the second half of 2003 and the postponement of further gas pipeline infrastructure projects in that country, which situation extended until the second half of 2004, as well as minimal project activity in Argentina and other countries in the region. We expect that our sales of welded pipes in 2006 will again be affected by delays to the implementation of gas pipeline projects in our primary markets.

Our sales of welded pipes and our financial expenses are expected to increase significantly if we complete the acquisition of Maverick. On June 12, 2006, we entered into a merger agreement pursuant to which we will acquire Maverick, a leading North American producer of welded OCTG, line pipe and coiled tubing for use in oil and natural gas wells. Maverick has welded pipe manufacturing facilities in the United States, Canada and Colombia and, in 2005, according to Maverick’s 2005 annual report on Form 10-K, shipped approximately 1.3 million short tons of welded pipes. This transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. If and when the merger is consummated, we expect that our sales of welded pipes will increase significantly, and we expect that the principal driver affecting our sales of welded pipes will change. In addition, if and when the merger is consummated, we expect to incur additional debt up to $2.7 billion under one or more five-year term loan facilities, in which case our financial expenses will increase significantly.

Our net income in 2004 and 2005 benefited from strong gains arising from results of associated companies. We have a significant investment in Ternium, one of the leading steel producers in the Americas with operations in Argentina, Mexico and Venezuela. Prior to our investment in Ternium we held an indirect investment in Sidor, the largest steel producer in Venezuela and now a Ternium subsidiary. In September 2005 we exchanged our indirect investment in Sidor for an investment in Ternium. In 2004 and 2005, we recorded strong gains on our investments in Sidor and subsequently Ternium reflecting the favorable market environment for Sidor’s and Ternium’s steel products. We expect to continue to earn a positive return on our investment in Ternium in 2006 as market conditions for Ternium’s steel products remain favorable.

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. The use of IFRS as opposed to U.S. GAAP has an impact on our critical accounting policies and estimates. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2005, 2004 and 2003, and the determination of consolidated shareholders’ equity as of December 31, 2005 and 2004. See notes 32 and 33 to our audited consolidated financial statements included in this annual report, which reconcile our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

The preparation of these financial statements and related disclosures in conformity with IFRS accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to doubtful accounts, obsolescence of inventory, impairment of long-term investments, impairment of intangible assets, loss contingencies and asset lives and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that our estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Allowances for Doubtful Accounts and Customer Claims

Management estimates the ultimate collectibility of accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, negatively impacting their ability to make payments, additional allowances may be required.

Trade account receivables are analyzed on a regular basis and when we become aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to an allowance for doubtful accounts. In addition, we also record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full.

Our allowance for doubtful accounts is adjusted periodically in accordance with the ageing of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. Some of our minor subsidiaries, however, determine the impaired amount of trade receivables on a case by case basis.

Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. If, however, circumstances were to materially change, such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us, management’s estimates of the recoverability of amounts due could be materially reduced. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Inventory Reserves: Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value taking into consideration assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We also make an allowance for slow-moving inventory in relation to finished goods based on management’s analysis of their ageing and market conditions. For this purpose, stocks of finished goods produced by us or purchased from third parties more than one year prior to the reporting date are valued at their estimated recoverable value. Prior to January 1, 2004, inventory for goods produced by us or purchased from third parties more than two years before the reporting date were revalued at their estimated recoverable value.

In addition, we estimate the recoverability of inventories of supplies and spare parts, based in part on the following criteria:

•	analysis of the ageing of the supplies and spare parts; and

•	analysis of the potential of materials to be used as intended based on their state of condition and of their potential obsolescence due to technological changes in the mills.

Historically, losses due to obsolescence and scrapping of inventory have been within expectations and the allowances established. If, however, circumstances were to materially change, such as significant changes related to the technology used in the mills, management’s estimates of the recoverability of the value of aged inventories could be materially affected. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition and net worth.

Impairment and recoverability of goodwill and other assets

Assessment of the recoverability of the carrying value of goodwill and other assets require a great deal of judgment. We evaluate goodwill allocated to the operating units for impairment on an annual basis. The carrying value of other assets is evaluated whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During 2004, due to technical problems detected at our electric power generating facility located in San Nicolas, Argentina, we impaired the value of these assets. This impairment was partially offset by a receivable we recognized with the manufacturer for the cost of the repairs. This power generating facility resumed operations in September 2005.

We also test our investments in associated companies for impairment. In 2004, as a result of improved economic conditions and based on projections calculated by its management, Amazonia reversed an impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting its impairment tests, Amazonia determined the fair value of Sidor using the discounted cash flow method using market–based parameters. See note 12 and 28.d to our audited consolidated financial statements for further reference on our investment in Amazonia.

We also test deferred tax assets for impairment. See AP N to our audited consolidated financial statements for additional information about our deferred tax policy.

Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and deferred taxes may be different from amounts currently recorded and materially affect asset values and results of operation.

Reassessment of Plant and Equipment Asset Lives

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property,

Plant and Equipment, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, for the change to be treated as a change in an accounting estimate. Management’s reassessment of asset useful lives did not materially affect depreciation expense for 2005. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be different from amounts currently recorded and materially affect asset values and results of operation.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, net income would have been $1,295.5 million, $730.3 million, and $203.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. This compares with net income attributable to equity holders of the Company under IFRS of $1,277.5 million, $784.7 million and $210.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Shareholders’ equity as determined in accordance with U.S. GAAP would have been $3,413.6 million and $2,488.4 million at December 31, 2005 and 2004, respectively. These values compare with shareholders’ equity under IFRS of $3,507.8 million and $2,495.9 million at December 31, 2005 and 2004, respectively.

The principal differences between IFRS and U.S. GAAP that affected our results of operations were:

•	differences in the basis of the calculation of the deferred income tax related to assets and liabilities that are remeasured from local currency into the functional currency;

•	differences in the accounting for investments in associated companies;

•	differences in the recognition of prior period service costs related to pension benefits;

•	differences in accounting for changes in the fair value of certain financial assets;

•	differences in the amortization of goodwill, including the treatment of negative goodwill;

•	differences in the accounting of direct costs relating to the exchange offers; and

•	the effects on deferred taxes and minority interest of the above reconciling items.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see notes 32 and 33 to our audited consolidated financial statements included in this annual report.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2005	2004	2003	2002	2001
Selected consolidated income statement data(1)

IFRS
Net sales	6,736,197	4,136,063	3,179,652	3,219,384	3,174,299
Cost of sales	(3,942,758)	(2,776,936)	(2,207,827)	(2,169,228)	(2,165,568)

Gross profit	2,793,439	1,359,127	971,825	1,050,156	1,008,731
Selling, general and administrative expenses	(842,574)	(672,449)	(566,835)	(567,515)	(502,747)
Other operating income (expenses), net	(2,419)	126,840	(116,800)	(10,764)	(64,352)

Operating income	1,948,446	813,518	288,190	471,877	441,632
Financial income (expenses), net	(109,738)	5,802	(29,420)	(20,597)	(25,595)

Income before equity in earnings (losses) of associated companies and income tax	1,838,708	819,320	258,770	451,280	416,037
Equity in earnings (losses) of associated companies	117,377	206,037	27,585	(6,802)	(41,296)

Income before income tax	1,956,085	1,025,357	286,355	444,478	374,741
Income tax	(568,753)	(220,376)	(63,918)	(207,771)	(218,838)

Net income (2)	1,387,332	804,981	222,437	236,707	155,903
Net income attributable to (2):
Equity holders of the Company	1,277,547	784,703	210,308	94,304	81,346
Minority interest	109,785	20,278	12,129	142,403	74,557

Net income (2)	1,387,332	804,981	222,437	236,707	155,903
Depreciation and amortization	(214,227)	(208,119)	(199,799)	(176,315)	(161,710)
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680	710,747,187
Basic and diluted earnings per share(4)	1.08	0.66	0.18	0.13	0.11
Dividends per share(5)	0.30	0.11	0.10	0.06	0.15

U.S. GAAP
Net sales(6)	6,736,197	4,136,063	3,179,652	3,219,384	2,313,162
Operating income (6)	1,956,718	823,527	297,568	476,107	422,014
Income before cumulative effect of accounting changes	1,295,465	730,339	203,908	110,049	163,921
Cumulative effect of accounting changes	—	—	—	(17,417)	(1,007)
Net income	1,295,465	730,339	203,908	92,632	162,914
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680	710,747,187
Basic and diluted earnings per share before effect of accounting changes(4)	1.10	0.62	0.18	0.15	0.23
Cumulative effect of accounting changes per share(4)	—	—	—	(0.02)	(0.00)
Basic and diluted earnings per share(4)	1.10	0.62	0.18	0.13	0.23

(1)	Certain comparative amounts for 2004, 2003, 2002 and 2001 have been reclassified to conform to changes in presentation for 2005.
(2)	Prior to December 31, 2004, minority interest was shown in the income statement before net income, as required by IFRS in effect. For years beginning on or after January 1, 2005, International Accounting Standard No. 1 (“IAS 1”), (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company. See section iv (a) of the consolidated financial statements included in this annual report.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares for years ended December 31, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares at December 31, 2003 and 2002, respectively.
(4)	Earnings per share before effect of accounting changes, cumulative effect of accounting changes per share and earnings per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(5)	Dividends per share for the periods presented have been calculated based on the assumption that 710,747,187 shares were issued and outstanding in each of the periods presented prior to October 18, 2002.
(6)	For U.S. GAAP purposes, Dalmine’s results were not consolidated for the year ended December 31, 2001.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2005	2004	2003	2002	2001
Selected consolidated balance sheet data(1)

IFRS
Current assets	3,773,284	3,012,092	2,035,895	1,810,581	1,619,136
Property, plant and equipment, net	2,230,038	2,164,601	1,960,314	1,934,237	1,971,318
Other non-current assets	702,706	485,595	313,339	337,080	247,500

Total assets	6,706,028	5,662,288	4,309,548	4,081,898	3,837,954

Current liabilities	1,699,101	1,999,846	1,328,677	1,203,278	1,084,913
Non-current borrowings	678,112	420,751	374,779	322,205	393,051
Deferred tax liabilities	353,395	371,975	418,333	500,031	262,963
Other non-current liabilities	199,547	208,521	226,495	175,547	302,645

Total liabilities	2,930,155	3,001,093	2,348,284	2,201,061	2,043,572

Capital and reserves attributable to the Company’s equity holders(2)	3,507,802	2,495,924	1,841,280	1,694,054	875,401
Minority interest	268,071	165,271	119,984	186,783	918,981

Total liabilities and equity	6,706,028	5,662,288	4,309,548	4,081,898	3,837,954

Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187
Equity holders’ equity per share(4)	2.97	2.11	1.56	1.46	1.23

U.S. GAAP
Total assets	6,557,751	5,595,345	4,287,548	4,051,044	3,075,455
Net assets	3,683,010	2,655,196	2,008,964	1,935,698	1,781,814
Total shareholders’ equity	3,413,593	2,488,372	1,887,207	1,745,883	941,926
Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794	710,747,187
Equity holders’ equity per share(4)	2.89	2.11	1.60	1.50	1.33

(1)	Certain comparative amounts for 2004, 2003, 2002 and 2001 have been reclassified to conform to changes in presentation for 2005.
(2)	The Company’s common stock consists of 1,180,536,830 shares issued and outstanding at December 31, 2005 and 2004, 1,180,287,664 shares issued and outstanding at December 31, 2003 and 1,160,700,794 shares issued and outstanding at December 31, 2002. Shares are par value $1.00 per share,. Common stock accounted for the following amounts within shareholders’ equity: $1,180.5 million at December 31, 2005 and 2004, $1,180.3 million at December 31, 2003, and $1,160.7 million at December 31, 2002.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares for years ended December 31, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares at December 31, 2003 and 2002, respectively.
(4)	Equity holders’ equity per share at the dates presented has been calculated based on the assumption that 710,747,187 shares were issued and outstanding at each of the dates presented prior to October 18, 2002.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2005	2004	2003
Net sales	100.0	100.0	100.0
Cost of sales	(58.5)	(67.1)	(69.4)

Gross profit	41.5	32.9	30.6
Selling, general and administrative expenses	(12.5)	(16.3)	(17.8)
Other operating income (expenses), net	(0.0)	3.1	(3.7)

Operating income	28.9	19.7	9.1
Financial income (expenses), net	(1.6)	0.1	(0.9)

Income before equity in earnings (losses) of associated companies and income tax	27.3	19.8	8.1
Equity in earnings (losses) of associated companies	1.7	5.0	0.9

Income before income tax	29.0	24.8	9.0
Income tax	(8.4)	(5.3)	(2.0)

Net income	20.6	19.5	7.0

Net income attributable to:
Equity holders of the Company	19.0	19.0	6.6
Minority interest	1.6	0.5	0.4

Fiscal Year Ended December 31, 2005, Compared to Fiscal Year Ended December 31, 2004

Sales Volume

The following table shows our sales volume of seamless and welded steel pipe products by geographical region for the periods indicated.

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2005	2004
North America	843	757	11%
Europe	666	679	(2)%
Middle East and Africa	524	421	24%
Far East and Oceania	404	412	(2)%
South America	433	377	15%

Total seamless steel pipes	2,870	2,646	8%

Welded steel pipes	501	316	59%
Total steel pipes	3,371	2,963	14%

Seamless Pipes. Sales volume of seamless pipes increased by 8% to 2,870,000 tons in 2005 from 2,646,000 tons in 2004. Demand for our seamless pipe products from oil and gas customers was particularly strong reflecting increased investment in oil and gas exploration and production activity whereas demand from industrial and automotive customers was more constrained.

•	North America. In North America, demand for our seamless steel pipe products increased due to higher exploration and production activity in Canada, including SAGD projects, and increased sales of OCTG products in the USA.

•	Europe. In Europe, the decrease in sales was primarily due to lower sales to industrial customers reflecting a reduction in mill capacity allocation to lower margin industrial products in response to increased demand from the energy sector. Sales of OCTG and line pipe products to oil and gas customers and for process and power plant construction increased.

•	Middle East and Africa. In the Middle East and Africa, demand increased due to higher oil and gas exploration and production activity in the Middle East, particularly in Saudi Arabia, and higher sales of flowlines and risers for West Africa deepwater projects.

•	Far East and Oceania. In the Far East and Oceania, the decrease in sales was primarily due to lower sales of line pipe for process and power plant construction as well as to lower sales to industrial customers in Japan. Sales of OCTG products increased, particularly in Indonesia and China.

•	South America. In South America, demand increased reflecting higher levels of drilling activity in the region, particularly in Venezuela and Ecuador.

Welded Pipes. Sales volume of welded pipe products increased 59% to 501,000 tons in 2005 from 316,000 tons in 2004. This increase reflects substantially higher sales for gas pipelines projects in the Brazilian and Argentine markets.

Energy. Sales of electric energy in Italy decreased 3% to 2.9 TWh in 2005 from 3.0 TWh in 2004 and sales of natural gas increased by 44% to 941 million scm in 2005 from 652 million scm in 2004.

Net Sales

Net sales in 2005 increased 63% compared to 2004, which primarily reflects strong sales growth in our seamless pipes business and a good year for our welded pipes business, but sales of energy and other products also increased. Net sales in 2006 are expected to show further growth led by higher net sales of seamless pipes, partially offset by lower sales of welded pipes.

The following table shows our net sales by business segment for the periods indicated

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2005	2004
Seamless steel pipes	5,124.0	3,273.3	57%
Welded steel pipes	845.1	348.1	143%
Energy	526.4	417.9	26%
Other products and services	240.7	96.8	149%

Total	6,736.2	4,136.1	63%

The following table indicates the distribution of our net sales by business segment for the periods indicated.

Percentage of total net sales	For the year ended December 31,
	2005	2004
Seamless steel pipes	76%	79%
Welded steel pipes	13%	8%
Energy	8%	10%
Other products and services	4%	2%

Total	100%	100%

Seamless Pipes. Net sales of seamless pipes increased by 57%, reflecting strong market demand for our products, particularly for high-end products used in demanding applications. Average selling prices for seamless pipes increased by 44% to $1,785 per ton in 2005, up from $1,237 per ton in 2004.

Welded Pipes. Net sales of welded pipes, which included $60 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2005 and $68 million of such sales in 2004, increased 143% reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices.

Energy. Net sales of electricity and natural gas to third parties by Dalmine Energie increased by 26% reflecting higher prices for electricity and natural gas and higher sales of natural gas.

Other Products and Services. Net sales of other products and services increased 149%, due to sales of pre-reduced hot briquetted iron, or HBI, from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.

Cost of Sales

Cost of sales, expressed as a percentage of net sales, decreased to 59% in 2005, compared to 67% in 2004 due primarily to higher gross margins on our sale of seamless pipe products, as average sales prices outpaced average cost increases.

The following table shows our cost of sales, expressed as a percentage of net sales, by business segment for the periods indicated:

Percentage of total net sales	For the year ended December 31,
	2005	2004
Seamless pipes	53%	63%
Welded pipes	66%	72%
Energy	98%	95%
Other products and services	63%	56%

Total	59%	67%

Seamless Pipes. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 53% in 2005 compared to 63% in 2004 as higher average selling prices offset increased raw material, energy and labor costs and we sold higher volumes of higher margin, high-end products.

Welded Pipes. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 66% in 2005, compared to 72% in 2004, as higher average selling prices and volume-related efficiencies offset increased raw material prices.

Energy. Cost of sales for energy products, expressed as a percentage of net sales, increased to 98% from 95%. The gross margin on our sales of energy products declined during 2005 but is expected to recover partially in 2006.

Other products and services. Cost of sales for other products and services, expressed as a percentage of net sales, increased primarily due to a first full year of sales of HBI with margins lower than margins on the sale of sucker rods, which represented a larger proportion of sales of other products in 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.5% in 2005, compared to 16.3% in 2004, but increased in absolute terms to $842.6 million compared to $672.4 million. SG&A increased in absolute terms due to higher labor costs, higher export and financial transaction taxes and higher commission, freight and other selling expenses. These increases were related primarily to higher activity in terms of net sales and higher salary costs.

Other operating income and expenses

We recorded a loss of $2.4 million in 2005, compared to a gain of $126.8 million in 2004. The result in 2004 included a gain of $123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, was required to compensate us for losses incurred in respect of a litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd.

Financial income (expenses), net

Net financial expenses totaled $109.7 million in 2005, compared to net financial income of $5.8 million in 2004. Net interest expense decreased to $29.2 million compared to $32.7 million, as the decrease in the net debt position offset the impact of increases in interest rates. Tenaris recorded a loss of $86.6 million on net foreign exchange transactions and changes in the fair value of derivative instruments in 2005, compared to a gain of $33.1 million in 2004. These gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments are to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the U.S. dollar in accordance with IFRS.

Equity in earnings (losses) of associated companies

Equity in earnings of associated companies generated a gain of $117.4 million in 2005, compared to a gain of $206.0 million in 2004. These gains were derived mainly from our equity investment in Sidor which was exchanged for an equity investment in Ternium in September 2005. The gain of $206.0 million recorded in 2004 included non-recurring gains of $135.0 million in respect of the conversion of a subordinated loan into equity and the reversal of an impairment provision.

Income tax

Income tax charges of $568.8 million were recorded during 2005, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of $220.4 million, equivalent to 27% of income before equity in earnings of associated companies and income tax, during 2004. Income tax charges in 2004, expressed as a percentage of income before equity in earnings of associated companies and income tax, were positively impacted by receipt of other operating income which was not subject to income tax. Excluding such non-recurring untaxed income, income tax charges in 2004 would have been equivalent to 32% of income before equity in earnings of associated companies and income tax.

Net income

Net income increased to $1,387.3 million in 2005 compared to $805.0 million in 2004. Net income in 2004 included a one-time gain of $123.0 million in respect of the Fintecna arbitration award and non-recurring income of $135.0 million in respect of our equity investment in Sidor. Excluding these gains from 2004 results, net income increased 154% reflecting increased operating income.

Net income attributable to equity holders of the Company

Net income attributable to equity holders of the Company rose to $1,277.5 million in 2005, compared to $784.7 million in 2004 reflecting the improvement in net income partially offset by the increase in net income attributable to minority interest.

Net income attributable to minority interest

Net income attributable to minority interest increased to $109.8 million in 2005 compared to $20.3 million in 2004, reflecting an improvement in operating and financial results at Confab, in which minority interests hold 61% of the total shares and NKKTubes, in which minority interests hold 49% of the shares.

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

•	North America. In North America, demand for our seamless steel pipe products increased due to higher exploration and production expenditure by Pemex, which is our single most important customer and accounted for 11% of our total sales in 2004, higher sales in Canada (related to an increased use of seamless pipes in oil and gas drilling activity instead of welded pipes, resulting from the greater average depth of wells drilled), and higher sales to the NAFTA industrial and automotive market.

•	Europe. In Europe, the increase in sales was primarily due to the incorporation of sales of Silcotub’s products in the second half of the year, but also as a result of increased sales to oil and gas customers in the North Sea and Scandinavia, and in certain industrial segments such as automotive, hydraulic cylinders and construction machinery. However, demand did not increase as much as in other regions, due to slow growth in industrial activity and competition from low-cost producers in Eastern Europe.

•	Middle East and Africa. In the Middle East and Africa, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East.

•	Far East and Oceania. In the Far East and Oceania, demand increased due to stronger activity from the industrial sector in Japan and Korea and increased oil and gas drilling activity in Indonesia. Sales in China, our largest market in this region, remained stable.

•	South America. In South America, demand increased due to higher sales in Venezuela, where demand was affected in 2003 and in Argentina where drilling and industrial activity increased.

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

Energy. Sales of electric energy in Italy remained stable at 3.0 TWh in 2004 as in 2003 and sales of natural gas increased by 30% to 652 million scm in 2004 from 502 million scm in 2003. The increases in sales of natural gas reflect the continuing expansion of the customer base.

Net Sales

Net sales in 2004 were 30% higher than in 2003, which primarily reflect strong growth in our seamless pipes business, and, to a lesser extent, continuing growth and the effect of currency appreciation on net sales at our energy business.

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

Seamless Pipes. Net sales of seamless pipes rose by 37%, reflecting strong market demand for our products and the incorporation of Silcotub in the second half of the year. Average selling prices for seamless pipes increased by 18% to $1,237 per ton in 2004 from $1,048 per ton in 2003, as strong market demand facilitated price increases, which were sufficient to compensate higher raw material costs.

Welded Pipes. Net sales of welded pipes, which included $68 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2004 and $63 million of such sales in 2003, declined 1%. Nevertheless selling prices increased, reflecting higher steel costs, the increase did not offset the reduction in sales volume.

Energy. Net sales of electricity and natural gas to third parties by DaEn increased by 25% reflecting the continued expansion of the business and the higher value of the Euro against the U.S. dollar.

Other Products and Services. Net sales of other products and services, which in the first half of 2003 included $49 million of sales of products whose sales have been discontinued decreased 10%. Excluding such discontinued sales, net sales of other goods and services increased by 65% due primarily to the addition of sales of pre-reduced iron produced at our recently acquired Venezuelan HBI plant and increased sales of sucker rods used in oil extraction.

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

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, declined, as a percentage of net sales, to 16.3% in 2004, compared to 17.8% of net sales during 2003, but rose in absolute terms to $672.4 million from $566.8 million. SG&A rose in absolute terms due to higher commission, freight and other selling expenses, which increased to $250.1 million in 2004 from $189.4 million in 2003, and higher labor costs included in SG&A, which increased to $157.1 million in 2004 from $134.8 million in 2003. Commission, freight and other selling expenses increased due to higher seamless pipe sales volumes, a higher proportion of exports in welded pipe sales volumes, and higher freight costs.

Other operating income and expenses

We recorded a gain of $126.8 million in 2004, compared to a loss of $116.8 million in 2003. The result in 2004 included a gain of $123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, was required to compensate us for losses incurred in respect of litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd. In 2003, we recorded a loss of $114.2 million in respect of that litigation settlement. The pipes that gave rise to the litigation were manufactured and supplied by Dalmine S.p.A., an Italian subsidiary of Tenaris, prior to its becoming our subsidiary and Fintecna is the successor to the entity that sold Dalmine to Tenaris.

Financial income (expenses), net

Net financial income totaled $5.8 million in 2004, compared to net financial expenses of $29.4 million in 2003. Net interest expense increased to $32.7 million in 2004 compared to $16.7 million in 2003, reflecting a higher net debt position and rising interest rates. However, we recorded a gain of $33.1 million on the fair value of our derivatives and net foreign exchange translations in 2004, compared to a loss of $16.2 million in 2003. This gain was due primarily to the impact of the devaluation of the U.S. dollar against the other currencies to which we have a net foreign exchange exposure and currency hedging. These results include the foreign exchange gains and losses from intercompany transactions reflecting the application of IFRS, and are partially offset by a decrease in our net equity position.

Equity in earnings (losses) of associated companies

Our share in the results of associated companies generated a gain of $206.0 million in 2004, compared to a gain of $27.6 million in 2003. This gain results predominately from our investment, held through Ylopa and Amazonia, in Sidor, whose results have benefited from strong global demand and prices for steel products. The gain on this investment included (i) an ordinary gain of $71.4 million, (ii) a non-recurring gain of $51.9 million, following the reversal of an impairment provision recorded on our investment in Amazonia in 2003, and (iii) a non-recurring gain of $83.1 million relating to the valuation at fair value of Amazonia’s convertible security held by Ylopa. The conversion right was exercised in February 2005, increasing our participation in Amazonia to 21.2% from 14.5% and our indirect participation in Sidor to 12.6% from 8.7%.

Income tax

We recorded an income tax charge of $220.4 million during 2004, compared to $63.9 million in 2003. Income tax charges in 2004, expressed as a percentage of income before equity in earnings of associated companies and income tax, were positively impacted by receipt of other operating income which was not subject to income tax. Excluding such non-recurring untaxed income, income tax charges in 2004 would have been equivalent to 32% of income before equity in earnings of associated companies and income tax.

Net income

Net income increased to $805.0 million in 2004 compared to $222.4 million in 2003. Net income in 2004 included a one-time gain of $123.0 million recorded in respect of the Fintecna arbitration award and non-recurring income of $135.0 million in respect of our indirect investment in Sidor. Net income in 2003 included a loss of $114.2 million ($74.6 million after income tax effects) incurred in relation to the litigation settled with the consortium led by BHP Billiton Petroleum Ltd. Excluding these gains and losses, net income in 2004 increased 84% to $547.0 million, compared to $297.0 million in 2003. In addition to higher operating income, higher equity earnings from our investment in Sidor and net financial income gains on foreign translation adjustments contributed to the improvement in net income.

Net income attributable to equity holders of the Company

Net income attributable to equity holders of the Company increased to $784.7 million in 2004, compared to $210.3 million in 2003 reflecting the improvement in net income partially offset by the increase in net income attributable to minority interest.

Net income attributable to minority interest

Net income attributable to minority interest was $20.3 million in 2004 as compared to $12.1 million in 2003. The subsidiaries of Tenaris in which there are significant minority interests include:

•	Confab in which minority interests hold 61% of the total shares,

•	NKKTubes in which minority interests hold 49% of the shares,

•	Tavsa in which minority interests holds 30% of the shares,

•	Matesi in which minority interests holds 49.8% of the shares, and

•	Silcotub in which minority interests hold 15% of the shares.

The increased net income attributable to minority interest in 2004 is due primarily to improved results at Confab, whose results in 2003 were affected by a sharp decline in sales in the second half and claims-related losses on its sales of metallic structures, and NKKTubes, whose results reflected improved operating margins on its sales of seamless pipes.

B. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Thousands of U.S. dollars	For the year ended December 31,
	2005	2004	2003
Net cash provided by operating activities	1,295,323	98,288	275,636
Net cash used in investing activities	(292,791)	(213,396)	(252,245)
Net cash (used in) provided by financing activities	(604,129)	170,558	(83,337)

Increase (decrease) in cash and cash equivalents	398,403	55,450	(59,946)
Effect of exchange rate changes	(11,636)	344	3,089
Cash and cash equivalents at the beginning of period	293,824	238,030	294,887

Cash and cash equivalents at the end of period	680,591	293,824	238,030

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2005, cash flows from operations provided the principal source of funding but we also rolled over some of our short-term borrowing and substituted some short-term borrowing with loans of longer maturity.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of cash and cash equivalents, which include highly liquid short-term investments. We primarily used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2005 U.S. dollar denominated liquid assets represented 83% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.5% of total assets compared to 5.5% at the end of 2004. For further information on our liquidity, please see Note 19 to the consolidated financial statements included elsewhere in this annual report.

Fiscal Year Ended December 31, 2005, Compared to Fiscal Year Ended December 31, 2004

Cash and cash equivalents increased by $398.4 million to $680.6 million at December 31, 2005, from $293.8 million at December 31, 2004. In addition, we had other current investments of $119.9 million. As of December 31, 2004, these investments amounted to $119.7 million.

Operating activities

Net cash provided by operations during 2005 increased significantly to $1,295.3 million compared to $98.3 million in 2004 reflecting the strong increase in operating income to $1,948.4 million in 2005 from $813.5 million in 2004 and a smaller increase in working capital which increased by $433.9 million in 2005 compared to $621.2 million in 2004. The working capital increase was comprised mainly of:

•	an increase in inventories of $101.1 million, reflecting primarily an increase in business activity and an increase in the cost of goods in process; and

•	a net increase in trade receivables of $387.2 million, reflecting higher quarterly net sales, partially offset by an increase in trade payables of $32.6 million.

Additionally, the net sum of $66.6 million was received in respect of the Fintecna arbitration award net of the third and final installment paid towards the consortium led by BHP Billiton Petroleum Ltd. in respect of the litigation settlement, compared to a net sum of $113.8 million paid in 2004.

Investing activities

Net cash used in investing activities in 2005 was $292.8 million, compared to $213.4 million in 2004. The main differences were as follows:

•	Capital expenditure increased to $284.5 million in 2005 compared to $183.3 million in 2004 due primarily to investment in the construction of a power generation plant in Italy and the start towards the end of the year of an investment program to increase capacity to produce high-end products. Capital expenditure is expected to show a further significant increase in 2006 as the construction of the power plant and the investment program advance.

•	We spent $48.3 million in acquisitions in 2005, including the acquisition of a controlling interest in S.C. Donasid S.A., a Romanian steel producer for $47.9 million, compared to $97.6 million in 2004.

•	We received distributions of $59.1 million on our indirect investments in Sidor in 2005, out of which proceeds we extended convertible loans to Ternium which amounted to $40.4 million including accrued interest at December 31, 2005, compared to $48.6 million in 2004. On February 6, 2006, pursuant to Ternium’s IPO these convertible loans were converted into a 20,252,338 shares of Ternium.

Financing activities

Net cash used in financing activities, including dividends paid and proceeds and repayments of borrowings, was $604.1 million in 2005, compared to net cash provided by financing activities in 2004 of $170.6 million. We decreased borrowings by $240.4 million in 2005 compared to an increase of $305.6 million in 2004 and we increased dividends paid to $349.4 million in 2005 from $135.1 million in 2004. Dividends paid in 2005 included $149.9 million distributed as an interim dividend with respect to the annual dividend which was approved by the shareholders’ meeting in respect of the 2005 fiscal year.

Our total liabilities to total assets ratio decreased to 0.44 to 1 as of December 31, 2005, compared to 0.53 to 1 as of December 31, 2004.

Fiscal Year Ended December 31, 2004, Compared to Fiscal Year Ended December 31, 2003

Cash and cash equivalents increased by $55.8 million to $293.8 million at December 31, 2004, from $238.0 million at December 31, 2003. In addition, we had other current investments of $119.7 million held in trust funds. As of December 31, 2003, these trust funds amounted to $138.3 million.

Operating activities

Net cash provided by operations during 2004 was $98.3 million compared to $275.6 million in 2003. Cash flow from operations was affected by a substantial increase in working capital of $621.2 million, reflecting

•	an increase in inventories of $411.0 million, mainly due to substantial increases in raw material costs and an increase in business activity;

•	a net increase in trade receivables less customer advances and trade payables of $89.9 million, reflecting a 67% increase in net sales from the fourth quarter of 2003 to the fourth quarter of 2004; and

•	the payment of the first and second installments of the liability towards the consortium led by BHP Billiton Petroleum Ltd. ($113.8 million). A third and final installment of GBP30.4 million (approximately $57.0 million) on this liability which was due in December 2005 was prepaid in March 2005; prior to such payment we received EUR92.6 million (approximately $126 million) from Fintecna, following the arbitration award.

Investing activities

Net cash used in investing activities in 2004 was $213.4 million, compared to $252.2 million in 2003. The main differences were as follows:

•	in 2004, we received dividends and other distributions of $48.6 million from Ylopa related to Sidor’s excess cash, whereas in 2003 we made an indirect investment through Ylopa in Amazonia in the form of a convertible loan of $31.1 million;

•	in 2004, $20.4 million held in trust funds were released upon the expiry of their term;

•	in 2004, we spent $183.3 million in capital expenditure compared to $162.6 million in 2003; and

•	in 2004, we spent $97.6 million in acquisitions, including the acquisitions of a controlling interests in a seamless steel pipe mill in Romania and a hot briquetted iron plant in Venezuela, compared to $65.3 million in 2003, including the acquisitions of a steel manufacturing facility and, an electric power generating facility, both in Argentina, in addition to the acquisition of our remaining minority interest.

Financing activities

Net cash provided by financing activities was $170.6 million in 2004, compared to net cash used in financing activities in 2003 of $83.3 million. The variation reflects a higher increase in net borrowings of $259.9 million ($305.6 million in 2004 compared to $45.7 million in 2003) resulting from lower net cash flows from operations by $177.3 million ($98.3 million in 2004 compared to $275.6 million in 2003).

Our total liabilities to total assets ratio remained relatively flat at 0.53 to 1 as of December 31, 2004, compared to 0.54 to 1 as of December 31, 2003.

Principal Sources of Funding

Financial liabilities

Total financial debt decreased by $249.0 million to $1,010.3 million from $1,259.3 million at December 31, 2004. In addition, during the first quarter of 2006, we became net cash positive with a net cash position (cash and cash equivalents and other current investments less borrowings) of $239.7 million at March 31, 2006.

Our financial liabilities consist of bank loans, overdrafts, and financial leases. These facilities are mainly denominated in U.S. dollars and Euros. As of December 31, 2005 U.S. dollar-denominated financial liabilities and Euro denominated financial liabilities represented 68% and 21%, respectively, of total financial liabilities. In addition, a substantial proportion of our financial liabilities denominated in other currencies are swapped to the U.S. dollar. For further information about our financial liabilities, please see Note 20 to our consolidated financial statements.

The following table shows the composition of our financial liabilities at December 31, 2005 and 2004:

	2005	2004
Bank borrowings	872,790	903,224
Bank overdrafts	24,717	4,255
Debentures and other loans	105,858	341,701
Finance lease liabilities	6,927	10,162

Total borrowings	1,010,292	1,259,342

The nominal average interest rates shown below were calculated using rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments:

	2005	2004
Bank borrowings	5.14%	3.89%
Debentures and other loans	4.51%	3.48%
Finance lease liabilities	3.14%	2.99%

The maturity of our financial liabilities is as follows:

At December 31, 2005	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Financial lease	1,502	1,184	970	739	678	1,854	6,927
Other borrowings	330,678	155,337	207,708	159,343	87,843	62,456	1,003,365

Total borrowings	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

Tenaris’s current debt to total debt ratio decreased from 0.67 as of December 31, 2004 to 0.33 as of December 31 2005 due to the substitution of short-term debt through the issuance of $497 million in syndicated loans.

For information on our derivative financial instruments, please see Item 11—“Quantitative and Qualitative Disclosure About Market Risk” and note 25 to our consolidated financial statements.

Principal Borrowings

Significant borrowings include:

•	$300.0 million syndicated loan issued by Tamsa in March, 2005, maturing in March, 2010;

•	$125.0 million syndicated loan issued by Siderca in April, 2005, maturing in April, 2008; and

•	$144.0 million syndicated loan granted to Dalmine in June 2005, of which $72.0 million had been disbursed as of December 31, 2005.

The main financial covenants related to these loan agreements are commitments not to incur in additional indebtedness above agreed limits or pledges of certain assets, and compliance with certain financial ratios as calculated on each company’s financial statements.

Additionally, our total borrowings include $204.8 million secured by certain properties of Dalmine and Confab.

As of December 31, 2005, we were in compliance with all of our financial covenants. We believe that current debt covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive costs.

For further information on our borrowings, please see note 20 to our consolidated financial statements.

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

In the past three years, international oil prices have risen increasingly higher and are currently at record levels in excess of $65 per barrel (according to data available on Bloomberg LP, the WTI Midland Crude Oil spot price averaged $57 per barrel in 2005, $41 per barrel in 2004 and $31 per barrel in 2003). However, drilling activity and demand for our seamless pipe products was affected in 2002 and 2003 by the factors indicated above. Demand for oil and gas in the past three years has also increased led by the continuing growth of the Chinese and Asian economies and a recovery of growth in North America. At the same time, the rate of production decline from established reserves has been accelerating and estimates of excess oil production capacity have fallen to levels not seen since the 1970s. These factors led to a significant increase in drilling activity in 2004 and 2005 and higher demand for seamless pipes from the global oil and gas industry. Moreover, new drilling activity is increasingly taking place at greater depths and in more corrosive environments leading to an increase in demand for high value seamless pipes.

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

Rig count	2005	2004	2003	2002	2001
International	908	836	771	732	745
Canada	458	369	372	266	342
United States	1,380	1,190	1,032	831	1,155

Worldwide	2,746	2,395	2,175	1,829	2,242

Percentage increase (decrease) over the previous year	2005	2004	2003	2002
International	8.6%	8.4%	5.3%	(1.0)%
Canada	24.1%	(0.1)%	39.8%	(23.3)%
United States	16.0%	15.3%	24.2%	(28.1)%

Worldwide	14.7%	10.2%	18.9%	(18.4)%

We believe that, if global demand for oil and gas continues to increase at current rates, the factors which have resulted in the current level of oil prices and the increased drilling activity and demand for seamless pipes from the oil and gas industry shown in the past two years will persist in the near term due to the lead times and capital required for the development of major new oil and gas reserves.

E. Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 26(iv) to our consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2005, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars	Payments Due by Period as of December 31, 2005
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Borrowings	1,003.4	330.7	363.0	247.2	62.5
Finance Lease Obligations	6.9	1.5	2.2	1.4	1.9

Total Borrowings	1,010.3	332.2	365.2	248.6	64.3
Purchase Commitments	1,391.0	309.4	570.4	338.3	172.8

Total Contractual Obligations and Commitments	2,401.3	641.6	935.6	586.9	237.1

Millions of U.S. dollars		Amount of Guarantee Expiration Per Period as of December 31, 2005
Guarantees	Total Amounts Guaranteed	Less than 1 year	1-3 years	4-5 years	After 5 years
Total Guarantees (1)	—	—	—	—	—

(1)	In accordance with applicable accounting standards, only guarantees issued in relation to unaffiliated third parties’ obligations are included. Additionally, in the ordinary course of business some of our subsidiaries issue guarantees in relation to payment and/or performance commitments entered into by other of our subsidiaries; these have been excluded from this tabulation to avoid duplication of liabilities, where applicable.

The vast majority of our purchase commitments (92% of the total) consist of obligations by DaEn, our Italian energy supply subsidiary, to purchase natural gas and related transport capacity commitments.

G. Recent Developments

(a) Ternium Initial Public Offering

On February 6, 2006, Ternium completed an initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADSs) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to us, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s initial public offering exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the initial public offering and the conversion of loans, as of February 6, 2006, our ownership stake in Ternium amounted to 11.5%.

(b) Acquisition of Welded Pipe Business in Argentina

On January 31, 2006, we completed the acquisition from Acindar Industria Argentina de Acero, S.A., or Acindar, of Acindar’s welded pipe assets and facilities located in Villa Constitución, province of Santa Fe, Argentina, for $29.1 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that we produce in Argentina.

(c) Change in Conversion Ratio of our ADSs

The ratio of ordinary shares per ADS was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. This change was effective April 26, 2006, for shareholders of record at April 17, 2006.

(d) Dividend payment

On June 7, 2006, our shareholders’ meeting approved the payment of a dividend in the amount of $0.30 per share or approximately $354 million, corresponding to operating results for 2005. Taking into consideration the interim dividend of $0.127 per share paid in November 2005, an additional payment of $0.173 per share ($0.346 per ADS) was made in June 2006. For further information about this dividend, see Item 8. “Financial Information–Consolidated Statements and Other Financial Information–Dividend Policy”.

(e) Agreement to acquire Maverick

On June 12, 2006, we entered into a merger agreement to acquire Maverick, pursuant to which Maverick will merge with and into a wholly owned subsidiary of Tenaris. With operations in the United States, Canada and Colombia, Maverick is a leading North American producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells, and also produces welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches, and approximately 4,650 employees. In 2005, reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division. The transaction remains subject to regulatory approvals, majority approval of Maverick’s shareholders and other customary conditions. The transaction is valued at $3,185 million, including Maverick’s net debt. The value of the transaction is based on the assumption that the holders of Maverick’s convertible notes elect to exercise their conversion rights pursuant to their applicable terms and conditions.

We currently expect to finance the Maverick acquisition mainly through debt, and BNP Paribas Securities Corp. and Citigroup Global Markets Inc. have provided to us commitments for several syndicated five-year term loan facilities in an aggregate principal amount of up to $2.7 billion. If we enter into these facilities, the relevant loan documentation would contain customary terms and covenants that may limit our ability to, among other things, pay dividends or make other restricted payments in excess of amounts to be agreed, make capital expenditures in excess of specified thresholds, dispose of our material assets or amend certain significant agreements. The loan documentation would also require us and our subsidiaries to meet certain financial covenants, ratios and other tests.

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

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2005
Roberto Bonatti(1)	Director	President of San Faustín	3	56
Carlos Franck	Director	President of Santa María	3	55
Bruno Marchettini	Director	Board member of San Faustín, Ternium and Siderar	3	64
Roberto Monti	Director	Non-executive chairman of Trefoil Limited. and member of the board of Directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC	1	66
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	3	57

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2005
Paolo Rocca(1)	Director	Chairman and Chief Executive Officer of Tenaris	4	53
Jaime Serra Puche	Director	Chairman of SAI Consultores	3	54
Amadeo Vázquez y Vázquez	Director	Chairman of the board of directors of Telecom Argentina S.A.	3	63
Guillermo F. Vogel	Director	Vice Chairman of Tamsa	3	55

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of our board of directors. He is a grandson of Agustín Rocca, founder of the Techint group. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition he serves as president of Tecpetrol and Techint Compañia Técnica Internacional S.A.C.I. of Argentina. He is also a member of the board of directors of Ternium, Siderca and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., Industrial Investments CI, Siderar, Tecpetrol and Tecgas N.V. Mr. Franck is an Argentine citizen.

Bruno Marchettini. Mr. Marchettini is a member of our board of directors. He has recently retired from executive positions, but continues to be the referent advisor to the Techint group in steel technology matters. He is member of the board of directors of San Faustín, Ternium and Siderar. Mr. Marchettini is an Italian citizen.

Roberto Monti. Mr. Monti is a member of our board of directors. He is a non-executive chairman of Trefoil Limited, member of the board of directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC. Served as vice president of Exploration and Production of Repsol YPF and vice president of the board of directors of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger division of East hemisphere, Wireline & Testing from South America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of our board of directors. He is a grandson of Agustín Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Industrial Investments CI, Dalmine, Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicuritá, RCS Quotidiani, Fastweb, Buzzi Unicem and Cam Finanziara S.p.A. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agustín Rocca. In 1985, after serving briefly as an assistant to the executive director of the World Bank he was employed as assistant to the chairman of Techint Financial Corporation. In 1986 he was appointed director of Siderca and became executive vice president in 1990 and president in 2003 up to 2005. In 1992 he was designated vice president of Siderar and then president in 2001 up to 2005 when he became honorary chairman. In 1993 he was appointed director of San Faustín and since 1997 has served as its vice president. He is also chairman of the board of directors of Tamsa, and of Dalmine, and vice president of Confab. He is chairman of the board of Ternium and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute), member of the International Advisory Committee of the NYSE (New York Stock Exchange) and member of the Private Sector Advisory Council of the IDB (Inter-American Development Bank). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of our board of directors. He is chairman of SAI Consultores, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of our board of directors. He is chairman of the board of directors of Telecom Argentina S.A., a director of Gas Natural Ban S.A., second vice president of Asociación de Empresas de Servicios Privatizados and third vice president of Cámara Argentina de Comercio, and member of the Executive Committee of Asociación Empresaria Argentina. Mr. Vázquez y Vázquez is an Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of our board of directors. He is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute, chairman of the North American Steel Council, chairman of Grupo Collado S.A. de C.V., vice chairman of Estilo y Vanidad S.A. de C.V.. Mr. Vogel is a Mexican citizen.

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

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or notwithstanding his opposition to that resolution, he advised the board of directors of his knowledge thereto and caused a record of his statement to be included in the minutes of the meeting. The director must report his opposition at the next shareholders’ meeting before any other resolution is voted on.

The Company may initiate actions against directors for damages with the approval of shareholders by a vote of more than 50% of votes cast and without the presence of a quorum. Actions against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder.

Auditors

Our articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit our annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Following a recommendation from our Audit Committee, auditors are appointed by the shareholders through a resolution passed by a majority vote, irrespective of the number of shares present or represented. Shareholders can determine the number and the term of office of the auditors at the general meeting. Luxembourg law does not allow directors to serve concurrently as independent auditors. An auditor’s term shall not exceed one year and they may be reappointed and dismissed at any time.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2006.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2005
Paolo Rocca	Chairman and Chief Executive Officer	53
Alberto Valsecchi	Chief Operating Officer	61
Carlos Condorelli	Chief Financial Officer	54
Germán Curá	Commercial Director	43
Alejandro Lammertyn	Supply Chain Director	40
Marco Radnic	Human Resources Director	56
Carlos San Martín	Technology Director	62
Giancarlo Miglio	Information Technology Director	48
Sergio Tosato	Industrial Coordination Director	56
Alberto Iperti	Planning Director	42
Vincenzo Crapanzano	European Area Manager	53
Guillermo Noriega	Southern Cone Area Manager	55
Sergio de la Maza	Mexico Area Manager	49
Marcelo Ramos	Managing Director, Japanese Operations	42
Ricardo Soler	Managing Director, Welded Pipe Operations	54
Renato Catallini	Procurement Director	39

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agustín Rocca. In 1985, after serving briefly as an assistant to the executive director of the World Bank he was employed as assistant to the chairman of Techint Financial Corporation. In 1986 he was appointed director of Siderca and became executive vice president in 1990 and president in 2003 up to 2005. In 1992 he was designated vice president of Siderar and then president in 2001 up to 2005 when he became honorary chairman. In 1993 he was appointed director of San Faustín and since 1997 has served as its vice president. He is also chairman of the board of directors of Tamsa, and of Dalmine, and vice president of Confab. He is chairman of the board of Ternium and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute), member of the International Advisory Committee of the NYSE (New York Stock Exchange) and member of the Private Sector Advisory Council of the IDB (Inter-American Development Bank). Mr. Rocca is an Italian citizen.

Alberto Valsecchi. Mr. Valsecchi currently serves as our chief operating officer. He joined the Techint group in 1968 and has held various positions within Tenaris and the Techint group, including managing director of Siderca, managing director of Dalmine and European area manager. He assumed his current position in February 2004. Mr. Valsecchi is an Italian citizen.

Carlos Condorelli. Mr. Condorelli currently serves as our chief financial officer, a position that he assumed in October 2002. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company formerly controlled by the Techint group. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá currently serves as our commercial director. He is a naval engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales & marketing manager of the Middle East office, president of Algoma Tubes and director of our Oilfield Services business unit. He assumed his current position in October 2002. Mr. Curá is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our supply chain director with responsibility for the execution of all contractual deliveries to customers. He began his career with Tenaris in 1990 as special projects analyst in Siderca. In 2000, he was assistant to the CEO for marketing, organizational model and mill allocation matters. He assumed his current position in October 2002. Mr. Lammertyn is an Argentine citizen.

Marco Radnic. Mr. Radnic currently serves as our human resources director. He began his career in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and Techint. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Carlos San Martín. Mr. San Martín currently serves as our technology director with responsibility for quality assurance and R&D activities, as well as acting as honorary chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including marketing director of Siderca and managing director of NKKTubes. From August 2000 to August 2002, Mr. San Martin was Chairman of NKKTubes. He assumed his current position in October 2002. Mr. San Martín is an Argentine citizen.

Giancarlo Miglio. Mr. Miglio currently serves as our Information technology director. He began his career with Tenaris in 2000 in the information technology department. Before joining Tenaris he worked for Pharmacia as IT director and for IBM Italia as project leader. He assumed his current position in July 2002. Mr. Miglio is an Italian citizen.

Sergio Tosato. Mr. Tosato currently serves as our industrial coordination director. He first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including director of operations in Siderca and manufacturing director in Dalmine, before assuming his current position in 2003. Mr. Tosato is an Italian citizen.

Alberto Iperti. Mr. Iperti currently serves as our planning director. Until December 2004, when he assumed his current position, he held the position of managing director of Exiros, for 3 years. Before joining Exiros he worked as planning director of Dalmine for one year and as a consultant with A.T. Kearney and Deloitte & Touche Consulting for eight years. He also worked for 4 years in the Bull Group, mainly in the R&D and marketing areas. Mr. Iperti is an Italian citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as managing director of Dalmine. Previously he served as our Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He assumed his current position in January 2004. Mr. Crapanzano is an Italian citizen.

Guillermo Noriega. Mr. Noriega currently serves as our Southern Cone area manager and also serves as managing director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000. Mr. Noriega is an Argentine citizen.

Sergio de la Maza. Mr. de la Maza currently serves as our Mexican area manager and also serves as a director and executive vice-president of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked for Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. In October 2003, he assumed his current position. Mr. de la Maza is a Mexican citizen.

Marcelo Ramos. Mr. Ramos currently serves as managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position with NKKTubes in 2002. Mr. Ramos is an Argentine citizen.

Ricardo Soler. Mr. Soler currently serves as managing director of our welded pipe operations and also serves as executive vice-president of Confab and Siat. He started his career in the Techint group in 1974 as a planning analyst at Siderar. He assumed his current position in 1999 with Confab. Mr. Soler is an Argentine citizen.

Renato Catallini. Mr. Catallini currently serves as our procurement director. He started his career in Tenaris in late 2001 in the supply management area, as general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine citizen.

B. Compensation

The compensation of the directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2005 amounted to $14.3 million.

C. Board Practices

See “—Directors, Senior Management and Employees—Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

On June 7, 2006, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors (see Item 16.C for additional information about the audit committee’s procedures with respect to our independent auditors). The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by its charter to review the material transactions, as defined by its charter, to be entered into by us or our subsidiaries with related parties, in order to determine whether its terms are consistent with market conditions or are otherwise fair to us and our subsidiaries. In the case of material transactions entered into by our subsidiaries with related parties, our audit committee will review those transactions entered into by those subsidiaries whose board of directors do not have independent members. Confab is currently our only subsidiary with independent board members. The audit committee has the power (to the maximum extent permitted by applicable laws) to request that we provide all of the information that is necessary to review any material transaction in question. A related-party transaction may not be entered into without prior audit committee review and board of directors approval unless (1) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by our audit committee or approved by the board of directors and (2) the related party agrees to unwind the transaction if the board of directors does not approve the transaction.

D. Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2005
Argentina	5,718
Italy	3,107
Mexico	2,952
Brazil	2,175
Other Countries	3,741

Total employees	17,693

Employees in other countries are located mainly in the countries where our manufacturing facilities are located, which include Romania, Japan, Canada and Venezuela. At December 31, 2005, we had 1,730 employees in Romania, 628 in Japan, 626 in Canada and 357 in Venezuela.

At December 31, 2004 and December 31, 2003 the number of persons employed by Tenaris was 16,447 and 14,391 respectively. The number of our employees increased during 2005 due to the acquisition of Donasid, the inclusion on our payroll of workers related to R&D activities in Argentina which were previously sub-contracted and an increase in seamless pipe finishing activities in Mexico.

Argentina

At December 31, 2005, we had 5,718 employees in Argentina, of which about 67% are represented by the Unión Obrera Metalúrgica de la República Argentina, or UOMRA, and around 5% are represented by the Asociación de Supervisores de la Industria Metalmecánica de la República Argentina, or ASIMRA. Employees represented by UOMRA are included in a collective labor contract first entered into in 1975 that encompasses all workers in the steel and metallurgical industry. These employees are also parties to supplemental agreements with our subsidiaries in Argentina. These supplemental agreements regulate company-specific labor organization issues and compensation structures linked to performance, productivity, attendance, production levels, quality and company results. These supplemental agreements are subject to amendment if changing circumstances make it necessary, and have been continuously updated to address competitiveness, quality, security and efficiency goals. Employees represented by ASIMRA are subject only to Siderca’s collective labor agreement entered into with ASIMRA. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations. Employees represented by ASIMRA in our other Argentine entities are subject to the provisions of a similar but separate contract.

We believe that we enjoy good relations with our employees and their unions in Argentina.

Italy

At December 31, 2005, we had 3,107 employees in Italy. Most of our employees in Italy belong to labor unions, the three largest of which are:

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

The new Contratto Collettivo Nazionale di Lavoro has been signed at the end of December 2005 and the renewal of the supplementary agreement has started at the same time. This new agreement will cover the 2006-2009 timeframe.

We believe that we enjoy satisfactory relations with our employees and their labor unions in Italy. During 2005 we’ve had work stoppages for an aggregate period of 56 hours, all organized at country level to support the complex and difficult renewal of the national labor agreement

Mexico

At December 31, 2005, we had 2,952 employees in Mexico, of whom 77% were production, quality assurance and maintenance personnel. Approximately 63% of the employees are represented by a local affiliate of the Confederación de Trabajadores de México, or CTM, the principal labor union in Mexico, with which our principal Mexican subsidiary has had collective bargaining agreements since 1953.

Wages and benefits for unionized employees are fixed by contracts covering a one-year period beginning March 16 of each year. Negotiations with the CTM in 2003, 2004 and 2005 resulted in wage increases, excluding statutory profit-sharing, of 4.8%, 4.3% and 4% respectively.

We believe that we enjoy satisfactory relations with our employees and the CTM in Mexico.

Brazil

At December 31, 2005, we had 2,175 employees in Brazil, of whom 82% were production, quality assurance and maintenance personnel. All employees are represented by the Sindicato dos Empregados, affiliate of the Central Única dos Trabalhadores, the principal central labor union in Brazil.

Minimum requirements of wages and benefits for employees are fixed by contracts covering a one-year period beginning August 1 of each year. This collective labor agreement specifically establishes regulations relating to compensation, work organization, authorized absences, holidays, benefits and labor relations. We believe that we have good relations with our employees and the labor unions in Brazil. We have not experienced any strikes in the last five years.

E. Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2006 was 2,127,417 which represents 0.2% of our outstanding shares. The following table provides information regarding share ownership by any of these persons.

Director or Officer	Number of Shares Held
Guillermo Vogel	2,015,446
Carlos Condorelli	67,211
Ricardo Soler	39,760
Alberto Iperti	5,000

Total	2,127,417

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of April 30, 2006, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín(1)	713,605,187	60.4%
Directors and executive officers as a group	2,127,417	0.2%
Public	464,804,226	39.4%

Total	1,180,536,830	100.0%

(1)	Includes 97 shares held directly by San Faustín and 713,605,090 shares held by Industrial Investments CI, a wholly-owned subsidiary of San Faustín. San Faustín is controlled by Rocca & Partners.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders.

As of May 31, 2006, 130,520,634 ADSs (representing 261,041,268 shares of common stock, or 22.1% of all outstanding shares of common stock of the Company) were registered in the name of 523 holders resident in the United States.

The Company does not know of any arrangements, the operation of which might result in a change in control of the Company.

B. Related Party Transactions

Tenaris is a party to several related party transactions as described below. These related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6.C. Directors, Senior Management and Employees –Board Practices-Audit Committee.

Purchases of Raw Materials

In the ordinary course of business, we purchase flat steel products from Siderar in Argentina and Sidor in Venezuela for use in the production of welded pipes and accessories. Purchases of flat steel products and other subproducts amounted to $40.9 million, $27.8 million and $19.0 million in 2005, 2004 and 2003, respectively. We also purchase steel bars from Sidor for use in our seamless steel pipe operations in Venezuela. Purchases of steel bars amounted to $36.7 million, $22.7 million and $9.5 million in 2005, 2004 and 2003, respectively. These purchases are made on similar terms and conditions as sales made by Siderar and Sidor to unrelated third parties.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Siderar in Argentina, Sidor in Venezuela and Hylsamex in Mexico. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap from our Argentine scrap collecting and processing subsidiary to Siderar which amounted to $7.5 million, $8.1 million and $5.7 million in 2005, 2004 and 2003, respectively. Sales of scrap arising from our Venezuelan seamless pipe operation to Sidor, which amounted to $1.8 million, $0.7 million and $0.1 million in 2005, 2004, and 2003 respectively. We also sold scrap to Hylsamex amounting to $0.5 million in 2005.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolas to Siderar. These sales amounted to $2.6 million, $5.3 million and $6.0 million in 2005, 2004 and 2003, respectively. In addition, we incurred penalty charges of $5.2 million and $0.9 million in 2005 and 2004, respectively, for failure to deliver contractual volumes of steam.

Transactions involving Matesi

We established Matesi jointly with Sidor to operate an HBI production facility in Venezuela. We hold 50.2% of Matesi and Sidor holds 49.8%. Transactions associated with this operation include:

•	The sale of HBI (Hot Briquetted Iron) to Sidor pursuant to an off-take agreement, which amounted to $85.2 million in 2005 and $21.1 million in 2004. We received from Sidor additional compensation of $1.9 million and $7.2 million in 2005 and 2004, respectively, based on the terms of the off-take agreement. The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•	During 2004, Matesi entered into a Management Assistance Agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $1.3 million in 2005 and $0.2 million in 2004, related to the provision of managerial services. Additionally, Sidor purchased goods and services on behalf of Matesi totaling $16.2 million in 2005 and $6.5 million in 2004.

•	As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July, 2004 Matesi received from Sidor, a loan for an outstanding amount at December 31, 2005 of $54.8 million. This loan bears interest at a rate of LIBOR+2%. Interest paid on this loan amounted to $3.3 million in 2005 and $1.8 million in 2004.

•	Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, which became a subsidiary of Ternium on August 22, 2005. These royalties and fees amounted to $1.6 million from the time when Hylsamex became a subsidiary of Ternium.

Purchase Agent Services

Through our subsidiary Exiros, we have entered into agreements with Siderar, Sidor and Hylsamex to act as their purchasing agent. We received fees totaling $4.8 million, $4.2 million and $3.5 million in 2005, 2004 and 2003, respectively. Tenaris and Ternium are currently considering entering into a joint venture through which each of them will hold directly or indirectly 50% of Exiros.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a Techint group company engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina. Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. The Techint group holds significant but non-controlling interests in TGN and Litoral Gas.

Tecpetrol supplies Siderca with the balance of its natural gas requirements not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those between Repsol YPF and Siderca. In April, 2003, we entered into an agreement with Tecpetrol for the delivery of 760 million cubic meters of natural gas to our Campana plant and to our San Nicolás power generation facility over a period of five years. Under the terms of this agreement, we prepaid a portion of the gas deliveries, corresponding to $15.3 million. We consumed the entire prepaid amount by February 2006, but we continue to take deliveries under the contract at non-preferential prices. Tecpetrol’s sales to Tenaris amounted to $2.8 million, $5.5 million and $6.2 million in 2005, 2004 and 2003, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.6 million, in each of 2005 and 2004 and $1.8 million in 2003.

Litoral Gas’s sales to Tenaris totaled $1.7 million in 2005 and $1.6 million in 2004 and 2003, respectively. Additionally, in 2005 and 2004, we incurred penalty charges of $0.9 million and $0.7 million respectively, for failing to purchase contractual gas volumes.

Provision of Engineering and Labor Services

We contract with certain Techint group companies engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. These services can usually be provided by other Techint group companies at more competitive prices than if we performed them ourselves, and are contracted out at market rates. Fees accrued for these services amounted to an aggregate amount of $39.5 million, $30.2 million and $23.9 million in 2005, 2004 and 2003, respectively.

Sales of Seamless Steel Pipes

In the ordinary course of business, we sell seamless steel pipes and related services to other Techint group companies. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of seamless steel pipes as well as logistical and certain other services to other companies in the Techint group amounted to $61.8 million, $34.1 million and $27.3 million in 2005, 2004 and 2003, respectively.

Sales of Welded Steel Pipes

From time to time, we sell welded steel pipes in the ordinary course of business to other Techint group companies. These sales are made principally to Techint International Construction Corp., a company specialized in the design and construction of pipelines worldwide, and TGN, for specific gas pipeline projects. These sales are made on similar terms and conditions as sales made to unrelated third parties. Our sales of welded steel pipes to such companies amounted in the aggregate to $5.7 million, $2.4 million and $17.6 million in 2005, 2004 and 2003, respectively.

Sales and Purchases of Other Products and Services

In addition to sales of pipes, we enter into other sales transactions with Techint group companies for the sale of other products and services. The most significant transactions include:

•	The sale of sucker rods to Tecpetrol, which amounted to $3.8 million, $3.7 million and $2.0 million in 2005, 2004 and 2003, respectively.

•	The sale of metal structures to Techint group companies for oil platforms, which amounted to $13.4 million in 2005.

•	During 2005, we entered into a contract with Techint CimiMontubi for the provision of engineering services for the construction of a gas-fired combined heat and power plant at Dalmine, for a total amount of $15 million. Pursuant to the contract, Tenaris paid $6.6 million during 2005.

Financial Operations and Administrative Services

We established certain offshore trust funds to support our operations in Argentina. The trustee for these trust funds was a Techint group company. The funds held by the trustee amounted to approximately $119.7 million at December 31, 2004 and $118.1 million at December 31, 2003. On January 1, 2005, the funds that were placed in trust were contributed to two wholly owned subsidiaries (Inversiones Berna S.A. and Inversiones Lucerna S.A.). Interest earned on these funds amounted to $1.6 million in 2004 and $2.3 million in 2003.

Finma S.A., a company owned by various Techint group executives, provides administrative and legal support services to Techint group companies in Argentina, including Tenaris. Fees accrued under this agreement amounted to $4.1 million, $2.4 million and $0.8 million in 2005, 2004 and 2003, respectively.

Other Transactions

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with Techint group companies, none of which are believed to be material.

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

In 2003, BHP indicated that it would seek damages of approximately GBP35 million to cover the cost of replacing the pipeline, GBP70 million to compensate for consequential damages, GBP73 million to cover loss or deferred revenues, GBP31 million to compensate for increased income tax resulting from a change in law plus interest and costs for unspecified amounts. Additionally, BHP introduced claims in respect of costs associated with the installation of additional equipment as a result of the pipeline failure (GBP5 million) and losses due to an increase in applicable tax on litigation proceeds for unspecified amounts. BHP petitioned the court for an interim judgment of damages in the amount of approximately GBP37 million to cover the cost of replacing the pipeline. On July 31, 2002, Dalmine agreed to pay BHP GBP15 million (approximately $22.5 million) in interim damages.

On December 30, 2003, Dalmine and the consortium led by BHP reached a full and final settlement of the litigation. According to the terms of the settlement, a total of GBP108.0 million was agreed as compensation to the consortium, inclusive of expenses. As a consequence of this, we recorded during 2003 an aggregate loss of $114.2 million, before consideration of the tax effect. We agreed to pay the unpaid balance arising from the final settlement –and net of the advances described above- in three yearly installments of GBP30.3 million, GBP30.4 million and GBP30.4 million, due in January 2004, December 2004 and December 2005, respectively plus interest accruing at the rate of Libor + 1% on the outstanding amounts. The first two installments of GBP30.3 million and GBP30.4 million were paid in January and December 2004, respectively.

The pipe that was the subject of this lawsuit was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV, or Tenet –the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized – commenced arbitration proceedings against Fintecna S.p.A.-which controlled Dalmine prior to its privatization- to compel it to indemnify for any amounts paid or payable to BHP. On December 28, 2004, the arbitral tribunal rendered its final award in the arbitration proceedings. Pursuant to the award, Fintecna was required to pay EUR92.6 million (approximately $126 million), plus interest, to Tenaris. According to this final award, Fintecna paid a total amount of EUR93.8 million ($127.2 million), including interest, on March 15, 2005. In addition, on March 29, 2005, we prepaid to BHP the final installment of GBP30.4 million plus interest due through December 2005. Consequently, both the BHP settlement agreement and the arbitration proceedings have been definitively concluded and Tenaris has no further oustanding obligations under the BHP settlement agreement.

U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings

Our OCTG and certain other products are subject to substantial antidumping and countervailing (i.e., anti-subsidy) duties in the United States. As a result, the U.S. market is essentially closed to many of our principal products. We have brought repeated legal challenges to the imposition of these antidumping duties and intend to continue challenging these duties. However, we cannot be certain whether our legal challenges will have any effect, or whether these duties will be reduced or eliminated in the future, or that new duties will not be imposed. The United States currently imposed the following duties on our product sourced from:

•	Argentina: OCTG exports by Tenaris from Argentina to the United States have been subject to antidumping duties of 1.36% since August 1995. Although this antidumping duty is relatively low, the United States could, through annual administrative reviews, subsequently apply higher antidumping duties retroactively. Also since August 1995, the United States has imposed an antidumping duty of 108.13% to all small diameter seamless standard, line and pressure, or SL&P, pipe exports by Tenaris from Argentina. The U.S. government decided to maintain the antidumping duties applicable to our OCTG and seamless SL&P pipe exports from Argentina for an additional five years following its five-year review in July 2001, with the exception of duties related to drill pipe, which were revoked effective August 11, 2000. We have prevailed in all countervailing duty proceedings, and consequently, our exports to the United States from Argentina are not currently subject to countervailing duties. We originally challenged the U.S. government’s decision regarding the OCTG and small diameter SL&P pipe sunset reviews before the Court of International Trade, or CIT, in New York but subsequently dismissed our claims in favor of the Argentine Government’s challenge of the U.S. decision before the World Trade Organization, or WTO, under the rules of the Dispute Settlement Understanding, or DSU.

•	Mexico. OCTG exports by Tenaris from Mexico to the United States have been subject to antidumping duties since 1995. Originally set at 23.8% and subsequently adjusted to 21.7%, the duties were reduced to zero in 1999. After its five-year review in July 2000, the United States restored the antidumping duties on our exports of OCTG casing and tubing, but revoked the duties on our OCTG drill pipe effective August 11, 2000. At the same time, the U.S. Department of Commerce denied our request that the order be revoked with respect to exports after three consecutive annual reviews resulting in findings of no dumping. We have challenged both the U.S. government’s OCTG sunset review decision, and the Department of Commerce’s decision not to revoke the order after the third consecutive no dumping finding before a NAFTA panel. The NAFTA panel subsequently upheld the Department of Commerce. Tamsa has also challenged these decisions before a NAFTA panel. Furthermore, the Mexican Government has filed a similar challenge before the WTO under the rules of the DSU.

Additionally, the United States has applied antidumping duties of 19.6% (subsequently adjusted to 15.1%) on our large diameter SL&P pipe exports from Mexico, with the exception of certain grades of line pipe used in deep water (1,500 feet or more) applications. Subsequently, the U.S. government revoked these antidumping duties in May 2006 following a sunset review in which it found no likelihood of the continuation or recurrence of injury upon the lifting of the duties.

•	Italy. OCTG exports by Tenaris from Italy to the United States have been subjected to antidumping duties of 49.78% and countervailing duties of 1.47%. Following its five-year review in July 2000, the U.S. government renewed these antidumping and countervailing duties for an additional five years. The five-year review of SL&P exports from Italy to the United States, initiated in 2000, led to the elimination of the antidumping and countervailing duties on small diameter SL&P from Italy. A new sunset review is set to take place in June 2006.

•	Japan. OCTG exports by NKKTubes to the United States have been subject to antidumping duties of 44.20% since August 1995. Following its five-year review in July 2000, the U.S. government renewed its antidumping duties for an additional five years. In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, with the exception of large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%. The U.S. government has also extended for additional five years its antidumping duties against small and large diameter seamless line pipe, standard and pressure pipe from Japan.

•	Romania: SL&P pipe exports to the United States from Romania have been subject to antidumping duties at a rate of 1.35% since August 2000. Subsequently, the U.S. government conducted administrative reviews in which it determined the appropriate level of antidumping duties to be zero percent during two consecutive years. During the third and fourth reviews, the U.S. government found the margin to be 15.15%, which is the current antidumping duty rate.

Tax Matters

(i) Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP64.4 million (approximately $21.2 million) at December 31, 2005 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

(ii) Application of inflationary adjustment correction deduction

On its tax return for the year ended December 31, 2002, Siat, applied the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on its monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Argentine peso to the United States dollar at a fixed exchange rate of one peso to one dollar and had not been reinstated after the termination of the convertibility regime.

Siat commenced legal proceedings objecting to the suspension of the inflationary adjustment procedure on constitutional grounds, arguing that the suspension resulted in artificial gains arising from the impact of inflation on monetary positions during 2002. On July 29, 2005 Siat paid $4.5 million corresponding to the amount of tax due excluding the inflationary correction adjustment, pending resolution of the legal proceeding. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals.

Siderca had also initiated similar proceedings against Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. However, on October 29, 2004, Siderca applied for benefits under the promotional regime established by Argentine Law 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs in the event that Siderca were granted participation.

On February 11, 2005, Siderca was granted the right to participate in the promotional tax regime established by Argentine Law 25,924 under which it could potentially earn certain tax benefits. As a result, Siderca withdrew its claim against the Argentine fiscal authorities. On February 21, 2005, Siderca paid ARS $69.4 million ($23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

Other Proceedings

Dalmine is currently subject to twelve civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 22 asbestos related out-of-court claims have been forwarded to Dalmine. We estimate that Dalmine’s potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR10.3 million ($12.4 million), and accordingly we have recorded a provision for that amount.

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

On May 26, 2004, at the general shareholders’ meeting, the Company’s shareholders approved a cash dividend in the amount of $0.1144 per share of common stock currently issued and outstanding, of which $38.5 million was paid from profits for the period and $96.5 million was paid from the Company’s other distributable reserve account. The cash dividend was paid on June 14, 2004.

On May 25, 2005, at the general shareholders’ meeting, the Company’s shareholders approved a cash dividend in the amount of $0.169 per share of common stock currently issued and outstanding, of which $36.4 million was paid from profits of the year, $163.0 million was paid from retained earnings and $82,001 from the Company’s other distributable reserve account. The cash dividend was paid on June 13, 2005.

On June 7, 2006, at the general shareholders’ meeting, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. Both the interim dividend paid in November 2005 and the balance paid in June 2006 were paid from profits earned by the Company during the year ended December 31, 2005.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2005, the Company’s legal reserve represented 10% of its share capital.

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

As of May 31, 2006, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 31, 2006, a total of 261,041,268 shares were registered in the name of the depositary for the Company’s ADR program. On May 31, 2006, the closing sales price for the Company’s ADSs on the NYSE was $36.89, its shares on the Buenos Aires Stock Exchange was ARP56.00, on the Italian Stock Exchange was €14.75 and on the Mexico Stock Exchange was MXP209.73.

New York Stock Exchange

As of May 31, 2006, a total of 130,520,634 ADSs were registered of record. Each ADSs represents 2 shares of the Company’s stock. JPMorgan Chase, as successor to Morgan Guaranty Trust Company of New York, or Morgan Guaranty, acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE (“Source: Bloomberg LP”).

	Price per ADS
2002	High	Low
December	19.33	17.50

	Price per ADS
2003	High	Low
Full year	33.32	19.30

	Price per ADS
2004	High	Low
First quarter	38.60	31.02
Second quarter	34.38	28.10
Third quarter	45.59	33.57
Fourth quarter	51.46	41.69
Full year	51.46	28.10

	Price per ADS
2005	High	Low
First quarter	66.95	45.21
Second quarter	80.10	53.50
Third quarter	138.55	78.50
Fourth quarter	142.89	104.86
Full year	142.89	45.21

	Price per ADS
Last Six Months	High	Low
December 2005	128.22	113.27
January 2006	162.47	122.12
February 2006	160.48	143.80
March 2006	186.24	167.25
April 2006*	48.26	37.26
May 2006	46.87	34.07

*	The ratio of ordinary shares per ADS was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. This change was effective April 26, 2006, for shareholders of record at April 17, 2006.

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Argentine pesos per share), traded on the Buenos Aires Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2002	High	Low
December	6.95	6.40

	Price per Share
2003	High	Low
Full year	9.86	6.35

	Price per Share
2004	High	Low
First quarter	11.05	8.94
Second quarter	10.00	8.15
Third quarter	13.80	9.95
Fourth quarter	15.05	12.50
Full year	15.05	8.15

	Price per Share
2005	High	Low
First quarter	19.65	13.35
Second quarter	23.10	15.35
Third quarter	40.00	22.45
Fourth quarter	41.05	31.55
Full year	41.05	13.35

	Price per Share
Last Six Months	High	Low
December 2005	37.45	33.95
January 2006	50.25	36.45
February 2006	49.80	44.50
March 2006	57.15	50.45
April 2006	72.30	56.50
May 2006	70.00	52.00

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose approximately 130 shareholder members are the only individuals and entities authorized to trade in securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted electronically or by continuous open outcry from 11:00 A.M. to 5:00 P.M. each business day.

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets and, therefore, subject to greater volatility.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), traded on the Italian Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2002	High	Low
December	1.84	1.51

	Price per Share
2003	High	Low
Full year	2.64	1.79

	Price per Share
2004	High	Low
First quarter	2.96	2.55
Second quarter	2.83	2.39
Third quarter	3.69	2.70
Fourth quarter	3.92	3.33
Full year	3.92	2.39

	Price per Share
2005	High	Low
First quarter	4.97	3.37
Second quarter	6.58	4.13
Third quarter	11.35	6.44
Fourth quarter	11.74	8.48
Full year	11.74	3.37

	Price per Share
Last Six Months	High	Low
December 2005	10.61	9.59
January 2006	13.29	10.03
February 2006	13.61	12.20
March 2006	15.30	13.73
April 2006	18.72	15.33
May 2006	18.20	12.84

The Italian Stock Exchange is managed by Borsa Italiana, S.p.A., founded in 1997 following the privatization of the exchange and operational since January 2, 1998.

Borsa Italiana S.p.A. organizes and manages the Italian Stock Exchange with the participation of nearly 278 domestic and international brokers who operate in Italy or from abroad through remote membership, using a completely electronic trading system for the real-time execution of trades. Trading on the Italian Stock Exchange is conducted electronically from 9:05 A.M. to 5:25 P.M. each business day.

Mexican Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Mexican pesos per share), traded on the Mexican Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2002	High	Low
December	19.80	17.85

	Price per Share
2003	High	Low
Full year	36.00	19.81

	Price per Share
2004	High	Low
First quarter	39.75	35.70
Second quarter	39.00	33.00
Third quarter	52.25	39.00
Fourth quarter	57.35	48.70
Full year	57.35	33.00

	Price per Share
2005	High	Low
First quarter	73.65	51.95
Second quarter	82.28	61.50
Third quarter	150.00	84.00
Fourth quarter	152.00	113.20
Full year	152.00	51.95

	Price per Share
Last Six Months	High	Low
December 2005	132.73	120.56
January 2006	168.00	130.31
February 2006	168.67	152.17
March 2006	200.52	184.48
April 2006	258.50	214.94
May 2006	250.00	187.00

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

B. Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of the Company’s shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read our articles of association, which is an exhibit to this annual report.

The Company is a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Registre du Commerce et des Sociétés.

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of $1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 31, 2006. All shares are fully paid.

The authorized share capital is fixed by our articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. There are no redemption or sinking fund provisions in the articles of association.

Our articles of association authorize the board of directors for a period of five years following (the) publication of the authorization in the Luxembourg official gazette to increase from time to time its issued share capital in whole or in part within the limits of the authorized capital. Accordingly, until July 22, 2007, the Company’s board of directors may issue, without further authorization, up to 1,319,463,170 additional shares. Under its articles of association, any issuance of new shares of the Company pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued shares, except:

•	in circumstances in which the shares are issued for consideration other than money;

•	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates; and

•	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. Shareholders may, at the general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of our articles of association.

Under Article 21 of the articles of association, our board of directors has the power to pay interim dividends in accordance with the conditions set forth in Section 72-2 of the amended Luxembourg law of 10th August, 1915 on commercial companies.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at ten (10) days intervals, the second notice appearing at least ten (10) days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at twenty (20) days intervals, the second notice appearing at least twenty (20) days prior to the meeting. In case our shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. At an ordinary general shareholders’ meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the shares present or represented and voted. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at an ordinary meeting. Cumulative voting is not permitted. As our articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by a majority vote of the shares present or represented and voted.

Our annual ordinary general shareholders’ meeting is held at 11:00 A.M., Luxembourg time, on the first Wednesday of June of each year at the place indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder who holds one or more of our shares on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting. Those shareholders who have sold their shares between the Record Date and the date of the general shareholders’ meeting, may not attend or be represented at the meeting.

In the case of shares held through fungible securities accounts, each shareholder may exercise all rights attached to his shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the shares, evidencing such deposit and certifying the number of shares recorded in the relevant account on the Record Date. Such certificate must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In the event that the shareholder votes by proxy, he shall file the required certificate and a completed proxy form within the same period of time at the registered office of the Company or with any local agent of the Company duly authorized to receive such proxies.

The board of directors and the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Access to Corporate Records

Luxembourg law and our articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen day period prior to a general shareholders’ meeting.

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

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of the meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the shareholders’ meeting. If delisting from one or more, but not all, of the stock exchanges where the Company’s shares are listed is approved, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

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

In the event a shareholder exercises its appraisal right, applicable Luxembourg law provisions shall apply.

Distribution of Assets on Winding-up

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all debts and expenses will be paid out to the holders of the shares in proportion to their respective holdings.

Transferability and Form

Our articles of association do not impose restrictions on the transfer of our shares. The shares are issuable in registered form.

Pursuant to our articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in our shareholders’ register. In addition, our articles of association provide that our shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in our shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in our shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, we may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

Fortis Banque Luxembourg S.A. maintains our shareholders’ register.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of our non-resident shareholders to hold or vote our shares.

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

D. Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Brazil, Mexico, Romania and Venezuela. Currently, only Venezuela and Argentina have exchange controls or limitations on capital flows, including requirements for the repatriation of export earnings, in place.

Venezuela

Venezuela has a long tradition of resorting to currency and capital controls as a policy response to economic volatility. Most recently, Venezuela imposed the current system of exchange rate controls in January and February 2003, following a period of domestic political turmoil and substantial devaluation in the exchange rate of the Bolivar. The Foreign Currency Administration Commission, or CADIVI, was created for the purpose of administering the new exchange control regime. Under the current exchange control regime, all purchases and sales of foreign currencies must take place with the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan Central Bank, is responsible for setting the official exchange rates between the Venezuelan Bolivar and the U.S. dollar and other currencies. Currently, the exchange of the Bolivar, which was last set in March 2005, is fixed at Bs. 2150 to the U.S. dollar for purchase operations.

Argentina

On January 11, 2002, the Argentine government ended the fixed exchange rate regime which had been in place since April 1991, allowing the peso to devalue. The government has since maintained a “dirty” float of the peso, intervening actively to keep the peso from appreciating in real terms. Additionally, and in order to restrict the free movement of U.S. dollars and reduce volatility in the exchange rate, on June 10, 2005, the Argentine Government issued Decree No. 616/2005 placing certain restrictions on capital flows into Argentina, including the following limitations to the transfer of currency out of Argentina:

•	inflows for the purpose of investments in the capital markets must post a non-transferable, non-remunerative deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•	inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•	funds from transactions covered by the Decree must be credited in a local banking account.

Such requirements do not apply to foreign trade and export finance related transactions nor to the primary placement of publicly traded securities listed in one or more exchange markets.

E. Taxation

The following discussion of the material Luxembourg and United States federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under United States state and local tax laws.

Grand Duchy of Luxembourg

This section describes the material Luxembourg tax consequences of owning or disposing of ADSs.

You should consult your own tax adviser regarding the Luxembourg tax consequences of owning and disposing of ADSs in your particular circumstances.

Ownership and disposition of the Company’s ADSs

Holders of the Company’s ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

(i) individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

(ii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or less if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

(iii) non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or more (x) if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly, at any time during the five years preceding the date of disposition, more than 10% of the Company’s share capital and (y) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident tax payer less than 5 years before the moment of disposition of the ADSs.

No inheritance tax is payable by a holder of the Company’s ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of the ADSs.

Dividends received on the Company’s ADSs by non-Luxembourg resident holders

No withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected.

Holding company status

The above tax treatment in Luxembourg results from the tax status of the Company as a holding company under the law of 31st July 1929 relating to holding companies. Pursuant to the law of June 21, 2005, holding companies that for a given fiscal year derive more than 5% of their dividend income from participations in non-resident companies that are not subject to an income tax comparable to the corporate income tax applied in the Grand Duchy of Luxembourg, will be excluded from the foregoing tax regime and will be subject to ordinary taxation in Luxembourg. This law, however, contains a grandfathering clause pursuant to which companies benefiting from the 1929 holding company status prior to July 1, 2005 will only be subject to this provision as of January 1, 2011. The Company benefits from the grandfathering provision.

On February 8, 2006, the European Commission launched a formal investigation into Luxembourg’s 1929 legislation exempting holdings and financial companies from corporate taxation. The new EU investigation seeks to determine whether the 1929 regime is contrary to the EC Treaty “state aid” rules. The EU investigation is directed against the Luxembourg government, not against the relevant holding companies. If an investigation finds the tax exemptions are a form of “state aid” in violation of EU law, the EU can demand that Luxembourg change the applicable tax rules, and any such change could in turn result in a higher tax burden on us in the future.

United States federal income taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the Company’s voting stock or its ADSs,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of ADSs and you are:

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the ADSs generally will be qualified dividends.

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, any Luxembourg tax withheld and paid over to Luxembourg will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

Based on the Company’s expected income and assets, it is highly unlikely that the ADSs will be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

We are subject to the reporting requirements of the Exchange Act of 1934, as applied to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements. Our annual consolidated financial statements are certified by an independent accounting firm. We submit quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which our securities are listed, and will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s website.

As a foreign private issuer under the Securities Act, we are not subject to the proxy rules of Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. In order to attempt to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For a portion of the residual exposures to the different currencies, we may enter into various derivative transactions covering all or part of them. Such derivative transactions are executed in accordance with internal guidelines in areas such as counterparty exposure and hedging practices. We do not use derivative financial instruments for trading or other speculative purposes.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2005 and 2004 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2005	Expected maturity date						Total(1)
	2006	2007	2008	2009	2010	Thereafter
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	5,235	7,043	6,638	6,796	20,398	46,110
Floating rate	—	151,286	201,635	153,444	81,725	43,912	632,002
Current Debt
Fixed rate	112,064	—	—	—	—	—	112,064
Floating rate	220,116	—	—	—	—	—	220,116

	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

At December 31, 2004	Expected maturity date						Total(1)
	2005	2006	2007	2008	2009	Thereafter
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	7,104	6,772	5,857	4,632	6,684	31,049
Floating rate	—	177,988	111,071	46,862	21,320	32,461	389,702
Current Debt
Fixed rate	314,661	—	—	—	—	—	314,661
Floating rate	523,931	—	—	—	—	—	523,931

	838,591	185,092	117,843	52,719	25,952	39,145	1,259,342

(1)	As most borrowings are based on floating rates that approximate market rates and, or contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2005 and 2004. These rates reflect the upward trend in the reference rates.

	2005	2004
Bank borrowings	5.14%	3.89%
Debentures and other loans	4.51%	3.48%
Finance lease liabilities	3.14%	2.99%

Total Debt by Currency at December 31, 2005:

	Functional Currency								Total
	MXP	EUR	US$	VEB	JPY	RON	BRL	CAD
	(in thousands of U.S. dollars)
Debt denominated in:
US$	324,114	96,193	171,411	75,109	—	15,989	539	5	683,360
EUR	—	177,978	—	—	—	29,232	—	—	207,210
ARP(2)	—	—	47,304	—	—	—	—	—	47,304
JPY	—	—	—	—	47,292	—	—	—	47,292
BRL	—	—	—	—	—	—	23,306	—	23,306
Other	—	—	—	1,820	—	—	—	—	1,820

	324,114	274,171	218,715	76,929	47,292	45,221	23,845	5	1,010,292

(2)	At December 31, 2005 Tenaris had entered into currency forward agreements to swap its Argentine peso denominated debt for notional amounts of $44.5 million.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. At December 31, 2005, we had long-term variable interest rate debt of $632,002 and short-term variable interest rate debt of $220,320. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

On certain occasions, we have entered into interest rate derivative instruments in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Swaps

At December 31, 2005 and 2004, we had variable interest rate swap arrangements according to the following schedule:

At December 31, 2005	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (EUR)	28,736	(921)
Average pay rate	4.92%
Average receive rate	Euribor 6M

Contract Amount (US$)	100,000	2,228
Average pay rate	3.96%
Average receive rate	Libor 3M

At December 31, 2004	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (EUR)	123,867	(3,447)
Average pay rate	4.67%
Average receive rate	Euribor 6M

Contract Amount (MXP)	24,412	(147)
Average pay rate	9.64%
Average receive rate	TIIE 28 Days

Variable to variable
Contract Amount (EUR)	70,006	192
Average pay rate	Euribor 6M+0.3%
Average receive rate	Euribor 6M+0.7%

Interest Rate Collars

At December 31, 2005 we had variable interest rate collar agreements according to the following schedule:

At December 31, 2005	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (US$)	200,000	1,413
Average floor	3.91%
Average cap	4.29%
Average Step Out	6.00%
Reference rate	Libor 3 months

In 2006, as cash and equivalents exceeded debt, interest rate derivatives (swaps and collars) for an aggregate notional amount of $300 million were unwound, resulting in a positive cash inflow of $ 6.4 million.

Foreign exchange rate risk

We manufacture our products in a number of countries and sell them through a number of companies located throughout the world and as a result we are exposed to foreign exchange rate risk. We use forward contracts in order to neutralize the negative impact of fluctuations in the value of currencies other than the U.S. dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not fully reflect management’s assessment of its foreign exchange risk hedging needs.

Foreign Currency Derivative Contracts

At December 31, 2005 and 2004, Tenaris was party to foreign currency forward agreements as detailed below.

At December 31, 2005	2006	2007	2008	Total	Fair Value
	(in thousands of U.S. dollars)
Forwards
US$/Euro(Euro forward purchases)
Contract Amount	28,319	5,840	4,778	38,937	(1,502)
Average contractual Exchange rate	1.2499	1.2297	1.2297	1.2444

JPY/US$ (Japanese forward purchases)
Contract Amount	130,319			130,319	(3,579)
Average contractual Exchange rate	113.7017			113.7017

BRL/US$ (Brazilian real forward sales)
Contract Amount	(6,410)			(6,410)	8
Average contractual Exchange rate	2.3815			2.3815

ARS/US$ (Argentine peso forward purchases)
Contract Amount	59,324			59,324	(2,186)
Average contractual Exchange rate	3.0031			3.0031

KWD/US$ (Kuwaiti Dinar forward sales)
Contract Amount	(39,739)			(39,739)	(118)
Average contractual Exchange rate	0.2951			0.2951

At December 31, 2004	2005	Total	Fair Value
	(in thousands of U.S. dollars)
Forwards
US$/Euro(Euro forward purchases)
Contract Amount	26,832	26,832	976
Average contractual Exchange rate	1.3090	1.3090

JPY/US$ (Japanese forward purchases)
Contract Amount	124,618	124,618	5,388
Average contractual Exchange rate	106.51	106.51

CAD/US$ (Canadian dollar forward sales)
Contract Amount	(39,583)	(39,583)	(1,108)
Average contractual Exchange rate	1.2348	1.2348

US$/GBP (Pound sterling forward purchases)
Contract Amount	63,320	63,320	3,449
Average contractual Exchange rate	1.7790	1.7790

BRL/US$ (Brazilian real forward sales)
Contract Amount	(53,068)	(53,068)	(1,885)
Average contractual Exchange rate	2.8173	2.8173

ARS/US$ (Argentine peso forward purchases)
Contract Amount	107,601	107,601	2,154
Average contractual Exchange rate	3.0373	3.0373

MXP/US$ (Mexican peso forward sales)
Contract Amount	(30,789)	(30,789)	(560)
Average contractual Exchange rate	11.5612	11.5612

Accounting for Derivative Financial Instruments and Hedging Activities

Prior to January 1, 2006, we recognized the full amount related to the change in fair value of derivative financial instruments –related to the said foreign exchange exposure and/or interest rate exposure- in “Financial income (expenses), net” in the current period. Beginning January 1, 2006, we have adopted hedge accounting treatment for certain qualifying financial instruments. These transactions are classified as (1) fair value hedges (including interest rate swaps) or (2) cash flow hedges (mainly currency forward contracts on highly probable forecast transactions).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in shareholders equity. The gain or loss relating to the ineffective portion is recognized currently in the income statement. The asset or liability value of our derivative financial instruments continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedged accounting, we document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Concentration of credit risk

Our single largest customer is Pemex. Sales to Pemex, as a percentage of our total sales, amounted to 8% in 2005.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political, economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We note, however, that even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, there can be no assurance that our disclosure controls and procedures will detect or uncover all failures within our company to disclose all material information otherwise required to be set forth in our periodic reports.

During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A. Audit Committee Financial Expert

Our board of directors has determined that the audit committee members do not meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. However, it has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16.B. Code of Ethics

In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions.

The text of our code of ethics for senior officers is posted on our web site at: www.tenaris.com/en/Investors/ corporategovernance.asp.

Item 16.C. Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2005 and 2004 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2005 and 2004 are detailed below.

Thousands of U.S. dollars	For the year ended Dec. 31,
	2005	2004
Audit Fees	2,325	2,027
Audit-Related Fees	1,037	362
Tax Fees	191	344
All Other Fees	—	—

Total	3,553	2,733

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators. This item also includes fees for advice with respect to Section 404 of the Sarbanes-Oxley Act preparedness.

Tax Fees

Tax fees paid for tax compliance, tax advice and tax planning professional services.

All Other Fees

In 2005 and 2004, PricewaterhouseCoopers did not perform any services other than those described above.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2005 or 2004.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

To our knowledge, the following purchases of our equity securities were carried out during 2005 by San Faustín, an “affiliated purchaser” (as such term is defined in Rule 10b-18(a) (3) under the Securities Exchange Act of 1934):

Period	Total Number of ADS Purchased	Average Price Paid Per ADS ($/ADS)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program
June 2005	223,900	$76.73	—
July 2005	12,800	$78.42	—

Total 2005	236,700	$76.82	—
Share Equivalents	2,367,000	$7.68	—

The purchases were made through open-market transactions and are not part of a publicly announced program.

However, in the future, we may, with the approval of our shareholders, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving purchases of derivatives or other instruments with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See pages F-1 through F-65 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 7, 2006

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank as amended*

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769) and its Amendment No. 1 is incorporated by reference to the Registration Statement on Form F-6 EF, filed by Tenaris S.A. on April 10, 2006 (File No. 333-133159).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2005, 2004 and 2003

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

TENARIS S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 and 33 to the consolidated financial statements.

Buenos Aires, March 1, 2006 except as to Notes 32 and 33 which is April 7, 2006

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Daniel A. López Lado (Partner)
Daniel A. López Lado

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	2005	2004	2003
Net sales	1	6,736,197	4,136,063	3,179,652
Cost of sales	2	(3,942,758)	(2,776,936)	(2,207,827)

Gross profit		2,793,439	1,359,127	971,825
Selling, general and administrative expense	3	(842,574)	(672,449)	(566,835)
Other operating income	5(i)	11,986	152,591	8,859
Other operating expense	5(ii)	(14,405)	(25,751)	(125,659)

Operating income		1,948,446	813,518	288,190
Financial income (expense), net	6	(109,738)	5,802	(29,420)

Income before equity in earnings of associated companies and income tax		1,838,708	819,320	258,770
Equity in earnings of associated companies	7	117,377	206,037	27,585

Income before income tax		1,956,085	1,025,357	286,355
Income tax	8	(568,753)	(220,376)	(63,918)

Income for the year (1)		1,387,332	804,981	222,437

Income for the year attributable to (1):
Equity holders of the Company		1,277,547	784,703	210,308
Minority interest		109,785	20,278	12,129

		1,387,332	804,981	222,437

Earnings per share attributable to equity holders of the Company (1)
Weighted average number of ordinary shares outstanding (in thousands)	9	1,180,537	1,180,507	1,167,230
Earnings per share (U.S. dollars per share)	9	1.08	0.66	0.18
Earnings per ADS (U.S. dollars per ADS)	9	10.82	6.65	1.80

(1)	Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards (“IFRS”) in effect. For years beginning on or after January 1, 2005, International Accounting Standards (“IAS”) 1 (revised) requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company (see Section IV (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2005		At December 31, 2004
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,230,038		2,164,601
Intangible assets, net	11	159,099		49,211
Investments in associated companies	12	257,234		99,451
Other investments	13	25,647		24,395
Deferred tax assets	21	194,874		161,173
Receivables	14	65,852	2,932,744	151,365	2,650,196

Current assets
Inventories	15	1,376,113		1,269,470
Receivables and prepayments	16	143,282		279,450
Current tax assets	17	102,455		94,996
Trade receivables	18	1,324,171		936,931
Other investments	19(i)	119,907		119,666
Cash and cash equivalents	19(ii)	707,356	3,773,284	311,579	3,012,092

Total assets			6,706,028		5,662,288

EQUITY AND LIABILITIES (Section IV. (a))
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Other distributable reserve		—		82
Currency translation adjustments		(59,743)		(30,020)
Other reserves		2,718		—
Retained earnings		1,656,503	3,507,802	617,538	2,495,924

Minority interest			268,071		165,271

Total equity			3,775,873		2,661,195

LIABILITIES
Non-current liabilities
Borrowings	20	678,112		420,751
Deferred tax liabilities	21	353,395		371,975
Other liabilities	22(i)	154,378		172,442
Provisions	23(ii)	43,964		31,776
Trade payables		1,205	1,231,054	4,303	1,001,247

Current liabilities
Borrowings	20	332,180		838,591
Current tax liabilities		452,534		222,735
Other liabilities	22(ii)	138,875		194,945
Provisions	24(ii)	36,945		42,636
Customer advances		113,243		108,847
Trade payables		625,324	1,699,101	592,092	1,999,846

Total liabilities			2,930,155		3,001,093

Total equity and liabilities			6,706,028		5,662,288

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve (*)	Currency translation adjustment	Other Reserves	Retained Earnings (*)	Minority Interest (see Section IV(a))	Total
Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Section IV.)	—	—	—	—	—	—	110,775	—	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	728,313	165,271	2,771,970

Currency translation differences	—	—	—	—	(29,723)	—	—	7,180	(22,543)
Increase in equity reserves in Ternium (see Note 28)	—	—	—	—	—	2,718	—	—	2,718
Acquisition of minority interest	—	—	—	—	—	—	—	153	153
Dividends paid in cash	—	—	—	(82)	—	—	(349,357)	(14,318)	(363,757)
Income for the year	—	—	—	—	—	—	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	—	(59,743)	2,718	1,656,503	268,071	3,775,873

(*)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26 (v).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONT’D.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustments	Retained Earnings	Minority Interest (see Section IV(a))	Total
Balance at January 1, 2004	1,180,288	118,029	609,269	96,555	(34,194)	(128,667)	119,984	1,961,264

Currency translation differences	—	—	—	—	4,174	—	9,478	13,652
Capital Increase and acquisition of minority interest	249	25	464	82	—	—	20,457	21,277
Dividends paid in cash	—	—	—	(96,555)	—	(38,498)	(4,926)	(139,979)
Income for the year	—	—	—	—	—	784,703	20,278	804,981

Balance at December 31, 2004	1,180,537	118,054	609,733	82	(30,020)	617,538	165,271	2,661,195

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustments	Retained Earnings	Minority Interest (see Section IV(a))	Total
Balance at January 1, 2003	1,160,701	116,070	587,493	206,744	(34,503)	(342,451)	186,783	1,880,837

Currency translation differences	—	—	—	—	309	—	16,738	17,047
Capital Increase, exchange transaction and acquisition of minority interest	19,587	1,959	21,776	4,813	—	3,476	(81,602)	(29,991)
Dividends paid	—	—	—	(115,002)	—	—	(14,064)	(129,066)
Income for the year	—	—	—	—	—	210,308	12,129	222,437

Balance at December 31, 2003	1,180,288	118,029	609,269	96,555	(34,194)	(128,667)	119,984	1,961,264

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)		2005	2004	2003
Cash flows from operating activities
Income for the year		1,387,332	804,981	222,437
Adjustments for:
Depreciation and amortization	10 & 11	214,227	208,119	199,799
Income tax accruals less payments	30 (ii)	149,487	44,659	(138,570)
Equity in earnings of associated companies	7	(117,377)	(206,037)	(27,585)
Interest accruals less payments, net	30 (iii)	1,919	16,973	(3,032)
Power plant impairment	26 (iv)(d)	—	11,705	—
Changes in provisions	23 & 24	6,497	11,455	(13)
Result from disposition of investments in associated companies		—	—	(1,018)
Proceeds from Fintecna arbitration award net of BHP settlement	26 (i)	66,594	(126,126)	114,182
Changes in working capital (1)	30 (i)	(433,939)	(621,187)	(107,156)
Other, including currency translation adjustment		20,583	(46,254)	16,592

Net cash provided by operating activities		1,295,323	98,288	275,636

Cash flows from investing activities
Capital expenditures	10 & 11	(284,474)	(183,312)	(162,624)
Acquisitions of subsidiaries	28 (a)	(48,292)	(97,595)	(65,283)
Convertible loan to associated companies	28 (d)	(40,358)	—	(31,128)
Proceeds from disposal of property, plant and equipment and intangible assets		9,995	12,054	5,965
Proceeds from sales of investments in associated companies		—	—	1,124
Dividends and distributions received from associated companies	12	59,127	48,598	—
Changes in restricted bank deposits		11,452	(13,500)	—
Investments in short term securities		(119,907)	—	—
Reimbursement from trust funds		119,666	20,359	—
Acquisitions of minority interest		—	—	(299)

Net cash used in investing activities		(292,791)	(213,396)	(252,245)

Cash flows from financing activities
Dividends paid		(349,439)	(135,053)	(115,002)
Dividends paid to minority interest in subsidiaries		(14,318)	(31)	(14,064)
Proceeds from borrowings		1,222,861	632,095	552,446
Repayments of borrowings		(1,463,233)	(326,453)	(506,717)

Net cash (used in) provided by financing activities		(604,129)	170,558	(83,337)

Increase (decrease) in cash and cash equivalents		398,403	55,450	(59,946)

Movement in cash and cash equivalents
At beginning of the year		293,824	238,030	294,887
Effect of exchange rate changes		(11,636)	344	3,089
Increase in cash and cash equivalents		398,403	55,450	(59,946)

At December 31,		680,591	293,824	238,030

Non-cash financing activities:
Fair value adjustment of minority interest acquired		—	—	(925)
Common stock issued in acquisition of minority interest		—	820	51,611
Conversion of debt to equity in subsidiaries		—	13,072	—

(1)	In 2004, includes USD113.8 million corresponding to the first two installments paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION

II.	ACCOUNTING POLICIES (“AP”)
A	Basis of presentation
B	Group accounting
C	Segment information
D	Foreign currency translation
E	Property, plant and equipment
F	Impairment of non financial assets
G	Intangible assets
H	Other investments
I	Inventories
J	Trade receivables
K	Cash and cash equivalents
L	Shareholders’ Equity
M	Borrowings
N	Income taxes - Current and Deferred
O	Employee - related liabilities
P	Employees’ statutory profit sharing
Q	Provisions and other liabilities
R	Revenue recognition
S	Cost of sales and sales expenses
T	Earnings per share
U	Derivative financial instruments

III.	FINANCIAL RISK MANAGEMENT

IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	Segment information
2	Cost of sales
3	Selling, general and administrative expenses
4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)
5	Other operating items
6	Financial income (expenses), net
7	Equity in earnings of associated companies
8	Income tax
9	Earnings and dividends per share
10	Property, plant and equipment, net
11	Intangible assets, net
12	Investments in associated companies
13	Other investments non current
14	Receivables non current
15	Inventories
16	Receivables and prepayments
17	Current tax assets
18	Trade receivables
19	Cash and cash equivalents, and Other investments
20	Borrowings
21	Deferred income tax
22	Other liabilities
23	Non-current allowances and provisions
24	Current allowances and provisions
25	Derivative financial instruments
26	Contingencies, commitments and restrictions on the distribution of profits
27	Ordinary shares and share premium
28	Business and other acquisitions
29	Related party transactions
30	Cash flow disclosures
31	Principal subsidiaries
32	Reconciliation of net income and shareholders’ equity to U.S. GAAP
33	Other significant U.S. GAAP disclosure requirements

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

I. GENERAL INFORMATION

Tenaris S.A. (the “Company” or “Tenaris”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company for investments in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of the Company’s investment holdings is included in Note 31.

Tenaris shares are listed on the New York, Buenos Aires, Milan and Mexico City Stock Exchanges.

These consolidated financial statements were approved for issue by the Tenaris Board of Directors on March 1, 2006.

II. ACCOUNTING POLICIES

A Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The consolidated financial statements are presented in thousands of U.S. dollars (“$”).

At December 31, 2005, 2004 and 2003, the financial statements of Tenaris and its subsidiaries have been consolidated.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B Group accounting

(1) Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity’s financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The Company has applied IFRS 3 for all business combinations after March 31, 2004.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

B Group accounting (Cont’d.)

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expense), net.

See Note 31 for the list of the consolidated subsidiaries.

(2) Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of profit of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for under the equity method, as Tenaris has significant influence as defined in IAS 28, Investments in Associates. At December 31, 2005, Tenaris held 15.0% of Ternium’s common stock. The Company’s investment in Ternium is carried at historical cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value is $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering of its shares on February 6, 2006, listing its shares on the New York Stock Exchange.

See Note 12 for a list of principal associated companies.

C Segment information

The Company is organized around four major business segments: Seamless, Welded and Other Metallic Products, Energy and Others. A business segment is a group of assets and operations that are subject to risks and returns that are different from those of other business segments.

The secondary reporting format is based on geographical segments. For geographical purposes, Tenaris groups its operations into five segments: South America, Europe, North America, Middle East and Africa, and Far East and Oceania. Allocation of net sales is based on the geographic location of the Company’s customers, while allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

D Foreign Currency Translation

(1) Functional currency

IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional currency of Tenaris S.A. is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company’s global operations. Generally, the functional currency of Tenaris’s subsidiaries is the respective local currency. The Company’s Argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;

•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Company’s commercial network subsidiaries and intermediate holding subsidiaries also use the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2) Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial income (expense), net in the income statement.

E Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

E Property, plant and equipment (Cont’d.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, Borrowing Costs. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.

Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and the Company’s ability to adapt technological innovation to the existing asset base. As a result, management considers estimation of asset lived as a critical accounting estimate. Management’s reestimation of asset useful lives did not materially affect depreciation expense for 2005.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expense in the income statement.

F Impairment of non financial assets

Events and circumstances may potentially affect the recoverability of the carrying value of tangible and intangible assets, including investments in associated and other companies. The carrying value of other non financial assets is evaluated whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the assets’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Assets other than goodwill that have been impaired are reviewed for possible reversal of the impairment at each reporting date.

Goodwill is tested for impairment on an annual basis. Assessment of the recoverability of the carrying value of goodwill and other non financial assets require a significant judgment. The Company evaluates goodwill allocated to the operating units for impairment on an annual basis in accordance with IAS 36, Impairment of Assets (see AP G).

Although management believes its estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and other non-financial assets may be different from amounts currently recorded and materially affect asset values and results of operations.

G Intangible assets

(1) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Company’s share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by the Company during the three years covered by these financial statements. Goodwill is included in ‘Intangible assets, net’ on the balance sheet.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

G Intangible assets (Cont’d.)

(1) Goodwil (Cont’d.)

Gains and losses on the disposal of a business include the carrying amount of any goodwill related to the business being sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.

(2) Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.

(3) Licenses and patents

Expenditures on purchased patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives.

(4) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2005, 2004 and 2003 totaled $34.7, $26.3 and $21.9 million, respectively.

H Other Investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

IAS 39 (revised), “Financial Instruments: Recognition and Measurement” (“IAS 39”), with effect as of January 1, 2005, requires that financial investments be classified depending on the intent for the investment. IAS 39 (revised) specifies four categories: financial assets held at “fair value through profit or loss”, “held-to-maturity investments”, “loans and receivables” and “available-for-sale”. Investments that do not fulfill the specific requirements of IAS 39 for financial assets at “fair value through profit or loss”, “held-to-maturity investments” or “loans and receivables” categories are included in the residual “available-for-sale” category. All of Tenaris’s Other investments are classified as financial assets “at fair value through profit or loss”. As explained in section IV., the Company applied the transition provisions of IAS 39 and designated as “financial assets carried at fair value through profit or loss” the investments that were previously recognized as “available-for-sale”.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

H Other Investments (Cont’d.)

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. Subsequent to their acquisition, the change in fair value of financial investments designated as held at fair value through profit or loss is charged to financial income (expense) in the income statement.

Income from financial investments is recognized in Financial income (expense), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates fair value by using standard valuation techniques.

I Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value as a whole. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the sales price in the ordinary course of business, less any costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J Trade receivables

Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

L Shareholder’ Equity

(1) Basis of presentation

The consolidated statement of changes in equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS;

(2) Share Capital

Ordinary shares are classified as equity.

(3) Dividends Paid by Tenaris to Shareholders

Dividends payable are recorded in Tenaris’ financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26 (v).

M Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost. Any difference between net proceeds and redemption value is recognized as interest expense within Financial income (expense) in the income statement over the expected tenor of the borrowings.

N Income Taxes – Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “Holding Billionaire Company”.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions when appropriate.

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to settled, based on tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

O Employee-related liabilities

(a) Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

(b) Defined benefit pension obligations

Certain officers of the Company are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided under the Company’s main plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from the Company’s other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

(c) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

P Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

Q Provisions and other liabilities

Provisions are accrued to reflect estimates of expenses incurred based on best available information. Estimates are based on information available as of the date of preparation of the financial statements. If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Contingencies

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. The Company’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Company’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

R Revenue recognition

The Company’s products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable and the arrangement does not include right of return or other similar provisions or other significant post-delivery obligations. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a customer’s storage facility located at one of the Company’s subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

S Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to customer sales are recorded in selling, general and administrative expense in the income statement.

T Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

U Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the section III, “Financial Risk Management”, below.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Company’s financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i) Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of the Company’s foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported IFRS may not reflect management’s assessment of its foreign exchange risk hedging program.

(ii) Interest rate risk management

The Company’s financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Dalmine and Tamsa have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

(iii) Concentration of credit risk

The Company’s single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to approximately 8% in 2005.

The Company’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow the Company to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. The Company also has committed credit facilities that adequately backup its ability to close out market positions if needed.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

B. Fair value estimation

For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered.

Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rates. As a result, the fair value of the Company’s borrowings approximates its current amounts and is not disclosed separately.

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. The Company recognizes the full amount related to the change in fair value of derivative financial instruments in “Financial income (expense), net” in the current year.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Interpretations and amendments to published standards effective in 2005

IASB Project to Improve International Financial Reporting Standards

In December 2003, as a part of the project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including: IAS 1, “Presentation of Financial Statements”; IAS 16, “Property, Plant and Equipment”; IAS 39 (Amendment), “Transition and initial recognition of financial assets and financial liabilities”; and, IFRS 3, “Business Combinations”. The revised standards apply to annual periods beginning on or after January 1, 2005. Adoption of new or revised standards has been made in accordance with the respective transition provisions.

The main impacts to the Company’s consolidated financial statements are:

(a)	Presentation of minority interest

IAS 1 (revised) requires disclosure on the face of the income statement of an entity’s income or loss for the year and the allocation of that amount between “income or loss attributable to minority interest” and “income or loss attributable to equity holders of the Company”. Earnings per share continue to be calculated on the basis of net income attributable solely to the equity holders of the entity. Also, for periods beginning on or after January 1, 2005, minority interest is included within equity in the consolidated balance sheet and is no longer shown as a separate category in the Liabilities section of the balance sheet. This change resulted in an increase of $165.3 million in the Company’s reported equity at January 1, 2005.

(b)	Reestimation of Plant and Equipment Useful Lives

International Accounting Standard No. 16, Property, Plant and Equipment, requires for periods beginning on or after January 1, 2005, that the residual value and the useful life of fixed assets be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, for the change to be treated as a change in an accounting estimate. The impact of the reestimation of useful lives for the Company’s plant and equipment for the year ended December 31, 2005 was not material.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

Interpretations and amendments to published standards effective in 2005 (Cont’d.)

(c)	IAS 39 (revised), Financial Instruments: recognition and measurement

In accordance with the transition provisions of IAS 39 (revised), the Company designated certain investments in financial instruments previously recognized as “available for sale” as “financial assets carried at fair value through profit or loss”. Accordingly, the Company changed the classification of these financial investments using the new designation in its financial statements. Financial investments are included in current assets unless management intends to dispose the investment more than 12 months from the balance sheet date.

(d)	IFRS 3, Business Combinations: Goodwill and Negative Goodwill

During 2004 International Financial Reporting Standard (IFRS) 3, “Business Combinations” was issued, which was applied by the Company for all business combinations that occurred after March 31, 2004.

As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, the Company ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the years ended December 31, 2004 and 2003 amounted to $9.4 million and $8.9 million respectively.

Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, Intangible Assets, and IAS 36, Impairment of Assets, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company’s equity at January 1, 2005. Amortization of negative goodwill in income amounted to $9.0 million and $8.9 million in the years ended December 31, 2004 and 2003, respectively.

Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to the Company.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2006, or later periods but which the Company has not early adopted as follows:

IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi employer plans, adoption of this amendment will only impact the format and extent of disclosures in the financial statements. Tenaris will apply this amendment from annual periods beginning January 1, 2006.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

Interpretations and amendments to published standards effective in 2005 (Cont’d.)

IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations

In December 2005, the IASB issued an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations. The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. The Company’s management has not yet assessed the impact of this standard on its financial statements.

IFRS 7, Financial Instruments: Disclosure, and a complementary amendment to IAS 1, presentation of financial statements – Capital disclosure

IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. The Company will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to the Company.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information

Primary reporting format: business segments

	Seamless	Welded and other metallic products	Energy	Others	Unallocated	Total
Year ended December 31, 2005

Net sales	5,123,975	845,089	526,406	240,727	—	6,736,197
Cost of sales	(2,720,858)	(556,142)	(513,401)	(152,357)	—	(3,942,758)

Gross profit	2,403,117	288,947	13,005	88,370	—	2,793,439

Segment assets	4,747,808	525,199	147,019	1,032,206	253,796	6,706,028
Segment liabilities	2,410,540	217,183	124,290	178,142	—	2,930,155

Capital expenditures	252,974	25,101	1,379	5,020	—	284,474
Acquisition of property, plant and equipment and intangible assets due to business combination	67,980	—	—	—	—	67,980
Depreciation and amortization	182,617	15,545	2,514	13,551	—	214,227

Year ended December 31, 2004

Net sales	3,273,267	348,137	417,870	96,789	—	4,136,063
Cost of sales	(2,075,164)	(249,471)	(398,462)	(53,839)	—	(2,776,936)

Gross profit	1,198,103	98,666	19,408	42,950	—	1,359,127

Segment assets	4,322,982	510,669	121,846	610,162	96,629	5,662,288
Segment liabilities	2,430,935	313,600	122,046	134,512	—	3,001,093

Capital expenditures	149,326	23,276	1,438	9,272	—	183,312
Acquisition of property, plant and equipment and intangible assets due to business combination	73,846	—	—	117,251	—	191,097
Depreciation and amortization	185,118	12,665	3,554	6,782	—	208,119

Year ended December 31, 2003

Net sales	2,388,177	350,745	333,207	107,523	—	3,179,652
Cost of sales	(1,531,995)	(274,643)	(316,566)	(84,623)	—	(2,207,827)

Gross profit	856,182	76,102	16,641	22,900	—	971,825

Segment assets	3,534,575	408,498	105,629	217,846	43,000	4,309,548
Segment liabilities	1,959,274	252,993	91,982	44,035	—	2,348,284

Capital expenditures	129,405	24,245	5,380	3,594	—	162,624
Acquisition of property, plant and equipment and intangible assets due to business combination	28,535	—	—	2,229	—	30,764
Depreciation and amortization	180,855	10,896	3,706	4,342	—	199,799

Tenaris’ main business segment is seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for $107,393 in 2005, $86,721 in 2004 and $62,755 in 2003. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for $41,163, $36,765 and $37,647 in 2005, 2004 and 2003, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

1 Segment information (Cont’d.)

Secondary reporting format: geographical segments

	South America	Europe	North America	Middle East and Africa	Far East and Oceania	Unallocated	Total
Year ended December 31, 2005

Net sales	1,823,735	1,570,207	1,708,126	959,020	675,109	—	6,736,197
Total assets	2,092,857	1,502,634	2,213,075	289,363	354,303	253,796	6,706,028
Trade receivables	358,859	265,378	310,153	255,379	134,402	—	1,324,171
Property, plant and equipment, net	740,391	648,892	787,937	3,583	49,235	—	2,230,038
Capital expenditures	109,180	104,665	64,274	1,498	4,857	—	284,474
Acquisition of property, plant and equipment and intangible assets due to business combination	—	67,980	—	—	—	—	67,980
Depreciation and amortization	87,430	71,122	49,038	404	6,233	—	214,227

Year ended December 31, 2004

Net sales	824,800	1,236,795	1,140,326	524,874	409,268	—	4,136,063
Total assets	1,773,958	1,808,557	1,596,464	109,266	277,414	96,629	5,662,288
Trade receivables	143,731	346,628	295,896	81,369	69,307	—	936,931
Property, plant and equipment, net	728,468	635,939	737,507	4,645	58,042	—	2,164,601
Capital expenditures	83,003	29,694	64,845	2,257	3,513	—	183,312
Acquisition of property, plant and equipment and intangible assets due to business combination	121,145	69,952	—	—	—	—	191,097
Depreciation and amortization	89,934	68,432	41,986	35	7,732	—	208,119

Year ended December 31, 2003

Net sales	752,175	958,772	754,262	392,707	321,736	—	3,179,652
Total assets	1,464,835	1,193,960	1,310,471	90,699	206,583	43,000	4,309,548
Trade receivables	123,969	286,651	138,899	69,216	34,047	—	652,782
Property, plant and equipment, net	624,542	557,637	716,952	2,376	58,807	—	1,960,314
Capital expenditures	63,636	47,965	42,988	358	7,677	—	162,624
Acquisition of property, plant and equipment and intangible assets due to business combination	25,583	2,978	2,203	—	—	—	30,764
Depreciation and amortization	103,548	58,196	31,908	16	6,131	—	199,799

The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment comprises principally Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

2 Cost of sales

	Year ended December 31,
	2005	2004	2003
Inventories at the beginning of the year	1,269,470	831,879	680,113

Plus: Charges of the year
Raw materials, energy, consumables and other movements	2,960,080	2,269,351	1,515,990
Services and fees	324,799	259,025	272,313
Labor cost	420,714	369,681	286,748
Depreciation of property, plant and equipment	182,696	174,880	171,896
Amortization of intangible assets	5,025	12,748	6,763
Maintenance expenses	99,171	82,323	54,335
Provisions for contingencies	200	994	3,802
Allowance for obsolescence	20,303	23,167	6,011
Taxes	3,170	3,088	4,273
Others	33,243	19,270	37,462

	4,049,401	3,214,527	2,359,593

Less: Inventories at the end of the year	(1,376,113)	(1,269,470)	(831,879)

	3,942,758	2,776,936	2,207,827

3 Selling, general and administrative expense

	Year ended December 31,
	2005	2004	2003
Services and fees	122,953	121,269	129,237
Labor cost	214,216	157,114	134,769
Depreciation of property, plant and equipment	10,319	10,218	8,477
Amortization of intangible assets	16,187	10,273	12,663
Commissions, freights and other selling expenses	298,101	250,085	189,353
Provisions for contingencies	14,855	12,142	2,005
Allowances for doubtful accounts	7,069	7,187	5,704
Taxes	93,782	59,256	45,337
Others	65,092	44,905	39,290

	842,574	672,449	566,835

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

4 Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
	2005	2004	2003
Wages, salaries and social security costs	622,523	509,572	410,458
Employees’ severance indemnity (Note 22 (i)(a))	10,617	12,907	9,988
Pension benefits – defined benefit plans (Note 22 (i)(b))	1,790	4,316	1,071

	634,930	526,795	421,517

At the year-end, the number of employees was 17,693 in 2005, 16,447 in 2004 and 14,391 in 2003.

5 Other operating items

		Year ended December 31,
		2005	2004	2003
(i)	Other operating income

	Reimbursement from insurance companies and other third parties	1,966	3,165	1,544
	Net income from other sales	5,767	16,063	4,075
	Net income from disposition of investments in associated companies	—	—	1,018
	Net rents	2,501	1,362	2,222
	Fintecna arbitration award, net of legal expenses, related to BHP proceedings (Note 26 (i))	1,752	123,000	—
	Power plant - reimbursement from supplier (Note 26 (iv)(d))	—	9,001	—

		11,986	152,591	8,859

(ii)	Other operating expense

	Provision for BHP proceedings	—	—	114,182
	Provisions for legal claims and contingencies	8,694	—	—
	Loss on disposal of fixed assets and material supplies	2,146	—	—
	Allowance for doubtful receivables	1,443	2,104	1,728
	Power plant - impairment and associated charges (Note 26 (iv)(d))	—	18,447	—
	Miscellaneous	2,122	5,200	9,749

		14,405	25,751	125,659

6 Financial income (expense), net

	Year ended December 31,
	2005	2004	2003
Interest expense	(53,504)	(46,930)	(33,134)
Interest income	24,268	14,247	16,426
Net foreign exchange transaction (losses) / gains and changes in fair value of derivative instruments	(86,618)	33,127	(16,165)
Miscellaneous	6,116	5,358	3,453

	(109,738)	5,802	(29,420)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

7 Equity in earnings of associated companies

	Year ended December 31,
	2005	2004	2003
Equity in earnings of associated companies (Note 12)	117,003	122,911	27,585
Change in the fair value of convertible debt option in Amazonia (Note 28 (d))	—	83,126	—
Other	374	—	—

	117,377	206,037	27,585

8 Income tax

	Year ended December 31,
	2005	2004	2003
Current tax	637,623	277,219	148,240
Deferred tax (Note 21)	(61,837)	(44,731)	(63,862)

	575,786	232,488	84,378
Effect of currency translation on tax base (Note 21)	(7,033)	(12,112)	(20,460)

	568,753	220,376	63,918

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
	2005	2004	2003
Income before income tax	1,956,085	1,025,357	286,355

Tax calculated at the tax rate in each country	592,153	268,488	99,060
Non taxable income / Non deductible expenses	(32,408)	(10,019)	(27,907)
Changes in the tax rates in Mexico	—	(25,886)	—
Effect of currency translation on tax base (a)	(7,033)	(12,112)	(20,460)
Effect of taxable exchange differences	17,087	10,742	13,367
Utilization of previously unrecognized tax losses	(1,046)	(10,837)	(142)

Tax charge	568,753	220,376	63,918

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

9 Earnings and dividends per share

(i)	Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares issued during the year.

	Year ended December 31,
	2005	2004	2003
Net income attributable to equity holders	1,277,547	784,703	210,308
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,507	1,167,230

Basic and diluted earnings per share	1.08	0.66	0.18

Basic and diluted earnings per ADS	10.82	6.65	1.80

Dividends paid	(349,439)	(135,053)	(115,002)

Dividends per share	0.296	0.11	0.10

Dividends per ADS	2.960	1.14	0.99

10 Property, plant and equipment, net

Year ended December 31, 2005	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	353,416	5,386,286	118,193	84,942	19,263	5,962,100
Translation differences	5,566	(104,101)	(244)	388	(844)	(99,235)
Additions	2,722	10,159	2,494	238,314	10,706	264,395
Disposals / Consumptions	(2,043)	(9,344)	(3,322)	—	(5,119)	(19,828)
Transfers / Reclassifications	24,593	118,426	6,843	(150,097)	231	(4)
Increase due to business combinations	23,937	40,755	2,351	168	—	67,211

Values at the end of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639

Depreciation
Accumulated at the beginning of the year	128,148	3,568,058	94,577	—	6,716	3,797,499
Translation differences	1,778	(37,199)	(158)	—	(376)	(35,955)
Depreciation charge	13,177	170,491	8,649	—	698	193,015
Disposals / Consumptions	(515)	(7,047)	(2,229)	—	(167)	(9,958)
Transfers / Reclassifications	(6,357)	6,373	(16)	—	—	—

Accumulated at the end of the year	136,231	3,700,676	100,823	—	6,871	3,944,601

At December 31, 2005	271,960	1,741,505	25,492	173,715	17,366	2,230,038

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

10 Property, plant and equipment, net (Cont’d.)

Year ended December 31, 2004	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	303,929	5,031,525	112,371	86,193	12,799	5,546,817
Translation differences	6,938	87,970	2,520	2,107	643	100,178
Additions	11,547	10,744	2,509	133,193	5,165	163,158
Disposals / Consumptions	(3,928)	(16,587)	(4,521)	(1,258)	(828)	(27,122)
Transfers / Reclassifications	20,039	111,674	1,824	(135,293)	1,433	(323)
Increase due to business combinations	14,891	172,665	3,490	—	51	191,097

Values at the end of the year	353,416	5,397,991	118,193	84,942	19,263	5,973,805

Depreciation
Accumulated at the beginning of the year	112,693	3,378,536	89,222	—	6,052	3,586,503
Translation differences	1,836	37,514	1,773	—	135	41,258
Depreciation charge	14,246	162,726	7,497	—	629	185,098
Disposals / Consumptions	(603)	(11,083)	(3,567)	—	(17)	(15,270)
Transfers / Reclassifications	(24)	365	(348)	—	(83)	(90)

Accumulated at the end of the year	128,148	3,568,058	94,577	—	6,716	3,797,499

Impairment (Note 26 (iv)(e))	—	(11,705)	—	—	—	(11,705)

At December 31, 2004	225,268	1,818,228	23,616	84,942	12,547	2,164,601

Property, plant and equipment includes capitalized interest of $19,686. The net amount at December 31, 2005 is $2,754.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

11 Intangible assets, net

Year ended December 31, 2005	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total
Cost
Values at the beginning of the year	114,584	11,028	112,664	(133,886)	104,390
Effect of adopting IFRS 3	—	—	—	133,886	133,886
Translation differences	(4,148)	(1,172)	—	—	(5,320)
Additions	19,278	801	—	—	20,079
Increase due to business combinations	—	—	769	—	769
Transfers / Reclassifications	4	—	—	—	4
Disposals	(301)	(372)	—	—	(673)

Values at the end of the year	129,417	10,285	113,433	—	253,135

Amortization and impairment
Accumulated at the beginning of the year	68,989	9,301	—	(23,111)	55,179
Effect of adopting IFRS 3	—	—	—	23,111	23,111
Translation differences	(3,852)	(1,066)	—	—	(4,918)
Amortization charge	20,231	981	—	—	21,212
Transfers / Reclassifications	—	—	—	—	—
Disposals	(204)	(344)	—	—	(548)

Accumulated at the end of the year	85,164	8,872	—	—	94,036

At December 31, 2005	44,253	1,413	113,433	—	159,099

As disclosed in AP G (1), previously accumulated negative goodwill at December 31, 2004 was derecognized with a corresponding adjustment to Retained earnings. As a consequence, the opening balance of the Company’s shareholders’ equity at January 1, 2005 increased of $110.8 million.

Year ended December 31, 2004	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total
Cost
Values at the beginning of the year	88,802	10,490	142,904	(130,692)	111,504
Translation differences	3,850	579	164	(3,194)	1,399
Additions	20,022	132	—	—	20,154
Transfers / Reclassifications	2,657	(173)	—	—	2,484
Disposals	(747)	—	—	—	(747)

Values at the end of the year	114,584	11,028	143,068	(133,886)	134,794

Amortization
Accumulated at the beginning of the year	42,101	8,561	20,882	(14,077)	57,467
Translation differences	2,695	522	172	—	3,389
Amortization charge	21,600	1,105	9,350	(9,034)	23,021
Transfers / Reclassifications	3,138	(887)	—	—	2,251
Disposals	(545)	—	—	—	(545)

Accumulated at the end of the year	68,989	9,301	30,404	(23,111)	85,583

At December 31, 2004	45,595	1,727	112,664	(110,775)	49,211

(a)	Corresponds to the Seamless segment

Impairment tests for goodwill

Goodwill is allocated to the Company’s cash-generating units (“CGU”) identified according to country of operation and business segment.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

11 Intangible assets, net (Cont’d.)

A geographical segment-level summary of the goodwill allocation is presented below.

	Year ended December 31,
	2005	2004
South America	93,239	93,239
Europe	769	—
North America	19,425	19,425

At the end of the year	113,433	112,664

The recoverable amount of goodwill allocated to a CGU is determined based on its value-in-use. These calculations use cash flow projections based on financial assumptions approved by management covering at least a minimum period of five years. Cash flows beyond the minimum period are extrapolated using estimated growth rates. No impairment charge was required as a result of the impairment tests performed.

12 Investments in associated companies

	Year ended December 31,
	2005	2004
At the beginning of year	99,451	45,814
Translation differences	(22,869)	(21,094)
Equity in earnings of associated companies	117,003	122,911
Dividends and distributions received	(59,127)	(48,598)
Acquisitions	—	418
Capitalization of convertible loan in Amazonia (see note 28 (d))	120,058	—
Increase in equity reserves in Ternium (see note 28 (d))	2,718	—

At the end of year	257,234	99,451

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2005	2004	2005	2004
Ternium S.A.	Luxembourg	15.00%	—	253,796	—
Consorcio Siderurgia Amazonia Ltd.	Cayman Islands	—	14.49%	—	76,007
Ylopa Serviços de Consultadoria Lda.	Madeira	—	24.40%	—	20,622
Condusid C.A.	Venezuela	20.00%	20.00%	2,860	2,375
Others	—	—	—	578	447

				257,234	99,451

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

12 Investments in associated companies (Cont’d.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

Company	Assets		Liabilities		Revenues		Profit/Loss
	2005	2004	2005	2004	2005	2004	2005	2004
Ternium S.A.	8,659,981	—	5,084,062	—	4,447,680	—	704,406	—
Consorcio Siderurgia Amazonia Ltd. (a)	—	878,829	—	354,279	—	526,446	—	507,965
Ylopa Serviços de Consultadoria Lda. (b)	—	800,289	—	715,772	—	205,080	—	203,763
Condusid C.A.	33,109	31,445	18,586	19,571	56,911	29,619	3,877	(1,794)

(a)	An impairment provision recorded in 2003 of $51.9 million was reversed in 2004 due to improved economic conditions and an improvement in the market for Sidor’s products, based on projections of future cash flows estimated by Amazonia’s management.
(b)	At December 31, 2004 the retained earnings of Ylopa Serviços de Consultadoria Lda. (“Ylopa”) totalled $77.1 million.

13 Other investments – non current

	Year ended December 31,
	2005	2004
Deposits with insurance companies	12,004	11,315
Investments in other companies	12,869	12,702
Others	774	378

	25,647	24,395

14 Receivables – non current

	Year ended December 31,
	2005	2004
Government entities	5,918	4,064
Employee advances and loans	5,053	5,086
Tax credits	6,121	8,455
Trade receivables	1,108	1,112
Receivables from related parties	3,321	4,750
Convertible loans (Note 28 (d))	40,358	121,955
Receivables on off-take contract	9,677	7,338
Miscellaneous	9,746	11,777

	81,302	164,537
Allowances for doubtful accounts (Note 23 (i))	(15,450)	(13,172)

	65,852	151,365

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

15 Inventories

	Year ended December 31,
	2005	2004
Finished goods	479,756	526,623
Goods in process	404,518	256,203
Raw materials	183,900	196,141
Supplies	241,974	214,604
Goods in transit	151,715	143,021

	1,461,863	1,336,592
Allowance for obsolescence (Note 24 (i))	(85,750)	(67,122)

	1,376,113	1,269,470

16 Receivables and prepayments

	Year ended December 31,
	2005	2004
Reimbursements and other services receivable	25,044	33,306
Government entities	19,044	15,999
Employee advances and loans	7,922	8,281
Advances to suppliers	49,219	35,397
Other advances	1,624	2,218
Government tax refunds on exports	16,410	19,683
Fintecna arbitration award (Note 26 (i))	—	126,126
Receivables from related parties	13,695	19,004
Miscellaneous	23,411	27,782

	156,369	287,796
Allowance for other doubtful accounts (Note 24 (i))	(13,087)	(8,346)

	143,282	279,450

17 Current tax assets

	Year ended December 31,
	2005	2004
V.A.T. credits	90,000	82,580
Prepaid taxes	12,455	12,416

	102,455	94,996

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

18 Trade receivables

	Year ended December 31,
	2005	2004
Current accounts	1,256,882	848,304
Notes receivables	60,972	83,882
Receivables from related parties	31,279	28,909

	1,349,133	961,095
Allowance for doubtful accounts (Note 24 (i))	(24,962)	(24,164)

	1,324,171	936,931

19 Cash and cash equivalents, and Other investments

		Year ended December 31,
		2005	2004
(i)	Other investments
	Financial assets	119,907	119,666

(ii)	Cash and cash equivalents
	Cash and short-term highly liquid investments	707,356	311,573
	Time deposits with related parties	—	6

		707,356	311,579

20 Borrowings

	Year ended December 31,
	2005	2004
Non-current
Bank borrowings	634,280	372,275
Debentures and other loans	38,407	40,845
Finance lease liabilities	5,425	7,631

	678,112	420,751

Current
Bank borrowings	238,510	530,949
Debentures and other loans	67,451	300,856
Bank overdrafts	24,717	4,255
Finance lease liabilities	1,502	2,531

	332,180	838,591

Total Borrowings	1,010,292	1,259,342

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

20 Borrowings (Cont’d.)

The maturity of borrowings is as follows:

At December 31, 2005	1 year or less	1 - 2 years	2 - 3 years	3 - 4 Years	4 - 5 years	Over 5 Years	Total
Financial leases	1,502	1,184	970	739	678	1,854	6,927
Other borrowings	330,678	155,337	207,708	159,343	87,843	62,456	1,003,365

Total borrowings	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

Significant borrowings include:

•	$300.0 million syndicated loan issued by Tamsa in March, 2005, maturing in March 2010.

•	$125.0 million syndicated loan issued by Siderca in April, 2005, maturing in April, 2008.

•	$144.0 million syndicated loan granted to Dalmine in June, 2005, of which $72.0 million had been disbursed as of December 31, 2005.

The main financial covenants related to these loan agreements are commitment not to incur in additional indebtedness above agreed limits or pledges of certain assets, and compliance with certain debt service ratios as calculated on each subsidiary’s financial statements.

Additionally, Tenaris total borrowings include $204.8 million secured by certain properties of Dalmine and Confab.

As of December 31, 2005, Tenaris was in compliance with all of its financial covenants. Management believes that current debt covenants allow the Company a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive costs.

The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2005 and 2004. These rates reflect the upward trend in the reference rates.

	2005	2004
Bank borrowings	5.14%	3.89%
Debentures and other loans	4.51%	3.48%
Finance lease liabilities	3.14%	2.99%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

Currency	Interest rates	Year ended December 31,
		2005	2004
USD	Variable	545,305	215,730
EUR	Variable	93,621	160,026
EUR	Fixed	30,709	9,794
JPY	Variable	23,310	48,170
JPY	Fixed	17,084	27,065
BRS	Variable	23,306	24,099
MXN	Variable	—	24,406

		733,335	509,290
Less: Current portion of medium and long-term loans		(99,055)	(137,015)

Total non current bank borrowings		634,280	372,275

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

20 Borrowings (Cont’d.)

Non current debentures and other loans

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	—	70,811
USD	Variable	49,332	45,382
USD	Fixed	—	5,449

		49,332	121,642
Less: Current portion of medium and long-term loans		(10,925)	(80,797)

Total non current Debentures and other loans		38,407	40,845

The Debentures issued in January 1998 were repaid at maturity, in January, 2005.

Non current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	29	573
EUR	Fixed	—	78
SGD	Fixed	—	9
JPY	Fixed	6,898	9,502

		6,927	10,162
Less: Current portion of medium and long - term loans		(1,502)	(2,531)

Total non current finance leases		5,425	7,631

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2005	2004
Property, plant and equipment mortgages	595,627	573,513

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

20 Borrowings (Cont’d.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

Currency	Interest rates	Year ended December 31,
		2005	2004
USD	Variable	50,597	161,357
USD	Fixed	55,946	153,448
EUR	Variable	64,810	51,232
EUR	Fixed	1,882	3,111
JPY	Variable	10,741	11,985
JPY	Fixed	5,226	4,995
BRS	Variable	5,197	3,450
ARS	Variable	—	169
ARS	Fixed	44,111	134,004
VEB	Variable	—	5,189
VEB	Fixed	—	2,009

Total current bank borrowings		238,510	530,949

Bank overdrafts

Currency	Year ended December 31,
	2005	2004
USD	16,406	326
EUR	3,298	567
ARS	3,193	3,050
NGN	—	195
RON	—	117
VEB	1,820	—

Total current bank borrowings	24,717	4,255

Current debentures and other loans

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	51,333	280,156
USD	Variable	16,118	9,177
USD	Fixed	—	11,523

Total current debentures and other loans		67,451	300,856

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

20 Borrowings (Cont’d.)

Current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2005	2004
EUR	Variable	—	573
EUR	Fixed	29	78
SGD	Fixed	—	2
JPY	Fixed	1,473	1,878

Total current finance leases		1,502	2,531

21 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2005	2004
At the beginning of the year	210,802	287,521
Translation differences	8,605	(926)
Increase due to business combinations	—	392
Income statement credit	(61,837)	(44,731)
Effect of currency translation on tax base	(7,033)	(12,112)
Deferred employees’ statutory profit sharing charge	7,984	(19,342)

At the end of the year	158,521	210,802

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Other (a)	Total at 2005
At the beginning of the year	204,243	63,453	104,279	371,975
Translation differences	19,486	2,482	489	22,457
Income statement charge/(credit)	3,641	(20,335)	(24,343)	(41,037)

At December 31, 2005	227,370	45,600	80,425	353,395

	Fixed assets	Inventories	Other (a)	Total at 2004
At beginning of year	232,791	52,637	132,905	418,333
Translation differences	6,449	94	2,076	8,619
Increase due to business combinations	—	—	392	392
Acquisition of minority interest in subsidiaries	20	276	(338)	(42)
Income statement (credit)/charge	(35,017)	10,446	(30,756)	(55,327)

At December 31, 2004	204,243	63,453	104,279	371,975

(a)	Includes the effect of currency translation on tax base explained in Note 8

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

21 Deferred income tax (Cont’d.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total at 2005
At beginning of year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)
Translation differences	(13,239)	(232)	792	(1,173)	(13,852)
Income statement charge/(credit)	43,237	(32,690)	2,922	(33,318)	(19,849)

At December 31, 2005	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)

	Provisions and allowances	Inventories	Tax losses (a)	Other	Total at 2004
At beginning of year	(75,925)	(28,307)	(8,287)	(18,293)	(130,812)
Translation differences	(7,365)	(316)	(351)	(1,513)	(9,545)
Acquisition of minority interest in subsidiaries	(49)	—	—	91	42
Income statement charge/(credit)	20,710	(12,669)	(7,069)	(21,830)	(20,858)

At December 31, 2004	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)

(a)	The tax loss carry-forwards arising from the BHP settlement is included in provisios and allowances.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2005	2004
Deferred tax assets	(194,874)	(161,173)
Deferred tax liabilities	353,395	371,975

	158,521	210,802

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2005	2004
Deferred tax assets to be recovered after more than 12 months	(49,662)	(31,869)
Deferred tax liabilities to be settled after more than 12 months	225,486	246,072

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

22 Other liabilities

		Year ended December 31,
		2005	2004
(i)	Other liabilities - Non-current
	Employee liabilities
	Employees’ statutory profit sharing	64,010	68,917
	Employee severance indemnity (a)	62,279	71,759
	Pension benefits (b)	10,788	11,578

		137,077	152,254

	Other liabilities
	Taxes payable	9,364	8,757
	Miscellaneous	7,937	11,431

		17,301	20,188

		154,378	172,442

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2005	2004
Total included in non-current Employee liabilities	62,279	71,759

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2005	2004	2003
Current service cost	7,846	9,999	7,291
Interest cost	2,771	2,908	2,697

Total included in Labor costs	10,617	12,907	9,988

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2005	2004	2003
Discount rate	5%	4%	5%
Rate of compensation increase	4%	3%	4%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2005	2004
Present value of unfunded obligations	15,707	16,478
Unrecognized actuarial losses	(4,919)	(4,900)

Liability in the balance sheet	10,788	11,578

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

22 Other liabilities (Cont’d.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2005	2004	2003
Current service cost	544	571	381
Interest cost	917	875	637
Net actuarial losses recognized in the year	329	2,870	53

Total included in Labor costs	1,790	4,316	1,071

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2005	2004
At the beginning of the year	11,578	8,569
Transfers and new participants of the plan	—	1,244
Total expense	1,790	4,316
Translation differences	(272)	167
Contributions paid	(2,308)	(2,718)

At the end of year	10,788	11,578

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2005	2004	2003
Discount rate	7%	7%	7%
Rate of compensation increase	2%	2%	2%

		Year ended December 31,
		2005	2004
(ii)	Other liabilities – current
	Payroll and social security payable	102,052	86,189
	Accounts payable- BHP Settlement (Note 26 (i))	—	80,517
	Liabilities with related parties	2,688	1,432
	Miscellaneous	34,135	26,807

		138,875	194,945

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

23 Non-current allowances and provisions

(i) Deducted from assets

	Year ended December 31,
	2005	2004
Allowance for doubtful accounts- Receivables
Values at the beginning of the year	(13,172)	(21,258)
Translation differences	185	154
Reversals / Additional allowances (*)	(81)	154
Used (*)	(2,382)	7,778

At December 31,	(15,450)	(13,172)

(*)	Includes effect of allowances on off–take credits, which are reflected in the Cost of sales.

(ii) Liabilities

	Year ended December 31,
	2005	2004
Legal claims and contingencies
Values at the beginning of the year	31,776	23,333
Translation differences	406	800
Increased due to business combinations	—	2,355
Reversals / Additional provisions	16,015	7,438
Used	(4,233)	(2,150)

At December 31,	43,964	31,776

24 Current allowances and provisions

(i) Deducted from assets

	Allowance for doubtful accounts- Trade receivables	Allowance for other doubtful accounts- Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2005
Values at the beginning of the year	(24,164)	(8,346)	(67,122)
Translation differences	1,309	(174)	2,941
Reversals / Additional allowances	(4,722)	(3,709)	(20,303)
Increase due to business combinations	(843)	—	(11,931)
Used	3,458	(858)	10,665

At December 31, 2005	(24,962)	(13,087)	(85,750)

Year ended December 31, 2004
Values at the beginning of the year	(24,003)	(5,761)	(47,743)
Translation differences	(611)	(83)	(1,814)
Reversals / Additional allowances	(7,402)	(2,043)	(23,167)
Increase due to business combinations	(835)	(484)	(6,334)
Used	8,687	25	11,936

At December 31, 2004	(24,164)	(8,346)	(67,122)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

24 Current allowances and provisions (Cont’d.)

(ii) Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2005
Values at the beginning of the year	5,509	37,127	42,636
Translation differences	(518)	(3,849)	(4,367)
Reversals / Additional provisions	(493)	8,227	7,734
Used	(1,009)	(8,049)	(9,058)

At December 31, 2005	3,489	33,456	36,945

Year ended December 31, 2004
Values at the beginning of the year	4,065	35,559	39,624
Translation differences	341	2,878	3,219
Reversals / Additional provisions	6,254	(556)	5,698
Used	(5,151)	(1,673)	(6,824)
Increase due to business combinations	—	919	919

At December 31, 2004	5,509	37,127	42,636

25 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2005	2004
Contracts with positive fair values:
Interest rate swap contracts	3,641	192
Forward foreign exchange contracts	441	12,163

Contracts with negative fair values:
Interest rate swap contracts	(921)	(3,595)
Forward foreign exchange contracts	(7,818)	(3,749)
Commodities contracts	—	(283)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

25 Derivative financial instruments (Cont’d.)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

Notional amount (in thousands)				Fair Value December 31,
		Swap	Term	2005	2004
EUR	111,975	Pay fixed/Receive variable	2005	—	(1,493)
EUR	22,616	Pay fixed/Receive variable	2007	(410)	(853)
MXN	275,000	Pay fixed/Receive variable	2007	—	(148)
EUR	1,404	Pay fixed/Receive variable	2009	(82)	(152)
EUR	6,714	Pay fixed/Receive variable	2010	(429)	(757)
USD	100,000	Pay fixed/Receive variable	2009	2,228	—
USD	200,000	Interest rate collar	2010	1,413	—

				2,720	(3,403)

Exchange rate derivatives

Currencies	Contract	Fair Value December 31,
		2005	2004
USD/EUR	Euro Forward sales	—	(107)
USD/EUR	Euro Forward purchases	(1,502)	1,083
JPY/USD	Japanese Yen Forward purchases	(3,579)	5,388
CAD/USD	Canadian Dollar Forward sales	—	(1,108)
BRL/USD	Brazilian Real Forward sales	8	(1,885)
ARS/USD	Argentine Peso Forward purchases	(2,186)	2,154
GBP/USD	Pound Sterling Forward purchases	—	3,449
USD/MXN	Mexican Peso Forward sales	—	(560)
KWD/USD	Kuwaiti Dinar Forward sales	(118)	—

		(7,377)	8,414

Commodities	price derivatives

Contract	Terms	Fair Value December
		2005	2004
Gas put options	2004-2005	—	(283)

		—	(283)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

26 Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris’ consolidated financial position or results of operations.

(i) BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled their litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), inclusive of expenses. This amount, was payable in three annual installments, net of advances previously made. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million plus interest at Libor plus 1% ($60.6 million) was paid on March 29, 2005. No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

Techint Investments Netherlands B.V. (“Tenet”) – the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized – commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna. Pursuant to this final award, Fintecna paid Tenaris a total amount of euros 93.8 million ($127.2 million) on March 15, 2005. As a result of these settlements, the arbitration proceedings have been definitively concluded and Tenaris has no further oustanding obligations under the BHP settlement agreement.

(ii) Tax matters

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP64.4 million (approximately $21.2 million) at December 31, 2005 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflationary adjustment procedures

On its tax return for the year ended December 31, 2002, Siat S.A., (“Siat”, a subsidiary of Tenaris domiciled in Argentina), applied the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on its monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Argentine peso to the United States dollar at a fixed exchange rate of one peso to one dollar and had not been reinstated after the termination of the convertibility regime.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(ii) Tax matters: Application of inflationary adjustment correction deduction (Cont’d.)

Siat commenced legal proceedings objecting to the suspension of the inflationary adjustment procedure on constitutional grounds, arguing that the suspension resulted in artificial gains arising from the impact of inflation on monetary positions during 2002. In July 29, 2005 Siat paid $4.5 million corresponding to the amount of tax due excluding the inflationary correction adjustment, pending resolution of the legal proceeding. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals.

Siderca S.A.I.C. had also initiated similar proceedings against Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. However, on October 29, 2004, Siderca applied for benefits under the promotional regime established by Argentine Law 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs in the event that Siderca were granted participation.

On February 11, 2005, Siderca was granted the right to participate in the promotional tax regime established by Argentine Law 25,924 under which it could potentially earn certain tax benefits. As a result, Siderca withdrew its claim against the Argentine fiscal authorities. On February 21, 2005, Siderca paid ARS $69.4 million ($23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

(iii) Other Proceedings

Dalmine is currently subject to twelve civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. On June 1, 2005, the First Instance Court of Bergamo, Italy, found against three former Dalmine managers subject to a consolidated criminal proceeding for “objective responsibility” in the injuries of 21 employees of the company caused by the use of asbestos in manufacturing processes from 1960 to 1980. The managers have decided to appeal before the Court of Appeal of Brescia.

Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled. In addition to the civil and criminal cases, another 22 asbestos related out-of-court claims have been forwarded to Dalmine. Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR 10.3 million ($12.4 million).

(iv) Commitments

(a)	In connection with its equity interest in Complejo Siderúrgico de Guayana C.A. (“Comsigua”), Tenaris pledged its shares in Comsigua and provided a proportional guarantee of $11.7 million in support of project financing provided by the International Finance Corporation (“IFC”) in the amount of $156 million. On March 15, 2005 Comsigua prepaid the remaining balance of approximately $42.5 million owed to the IFC related to the project financing loans. Tenaris has applied to the IFC for release from its proportional guarantee commitment of Comsigua’s project loan. This release is pending.

(b)	In July 2004, Tenaris’ subsidiary Matesi Materiales Siderurgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement established a start-up period until June 2005 for which the take-or-pay conditions were not be in force. The outstanding value of the contract at December 31, 2005 is approximately $60.1 million.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(iv) Commitments (Cont’d.)

(c)	On August 20, 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

(d)	Tenaris entered in a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the cost of the repairs of the generator, estimated at $9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, Plant and Equipment for $11.7 million. The reparation of the generating facility was completed by September 2005.

(e)	Under a lease agreement entered into in 2000 between Gade Srl (Italy) and Dalmine relating to a building located in Sabbio Bergamasco and used by Dalmine’s former subsidiary, Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building owned by Gade for a minimum amount of EUR 8.3 million ($10.0 million). As of the present, a date for the auction has not been announced.

(f)	In August 2001, Dalmine Energie S.p.A. (“Dalmine Energie”) entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division (“Eni”) for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at December 31, 2005 amounts to approximately EUR 816.3 million ($963.0 million).

(g)	Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 266.3 million ($313.3 million), based on prices prevailing as of December 2005. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.

(h)	Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH (“TAG”) pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to “ship or pay” provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.

The expected annual value of this “ship or pay” commitment is approximately EUR 5.0 million per year. Tenaris provided bank guarantees in the amount of EUR 15.1 million in support of Dalmine Energie. The value of the bank guarantees correspond to the termination penalties that would be due TAG in the event of termination or non-utilization of the transportation capacity.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

26 Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

(v) Restrictions on the distribution of profits and payment of dividends

As of December 31, 2005, shareholders’ equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2005	1,171,738

Total shareholders equity according to Luxembourg law	3,080,062

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2005, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2005, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totalled $1,171.7 million, as detailed below.

(all amounts in thousands of U.S. dollars)
Distributable reserve at December 31, 2004 under Luxembourg law	536,541
Dividends and distributions received	449,270
Other income and expenses for the year ended December 31, 2005	535,366
Dividends paid	(349,439)

Distributable reserve at December 31, 2005 under Luxembourg law	1,171,738

27 Ordinary shares and share premium

	Number of Ordinary shares
	2005	2004
At January 1	1,180,536,830	1,180,287,664
Net issue of shares	—	249,166

At December 31	1,180,536,830	1,180,536,830

The total of issued and outstanding ordinary shares as of December 31, 2005 is 1,180,536,830 with a par value of $1.00 per share with one vote each.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

28 Business combinations and other acquisitions

(a)	As described in AP B, management has applied IFRS 3 to the business combinations detailed below.

On May 4, 2005, the Company completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. (“Tubman”), a company incorporated under the laws of Gibraltar, which owned 84.86% of the shares of S. C. Silcotub S.A. (“Silcotub”) and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l. (“Intermetal”) for a total consideration of $42.0 million. Silcotub, the minor subsidiaries and Intermetal are incorporated in Romania. The acquisition of these companies did not generate goodwill.

On July 9, 2004 Tenaris and Sidor, through their jointly owned company Matesi, acquired the industrial facilities for the production of pre-reduced HBI located in Ciudad Guayana, Venezuela, from Posven, a Venezuelan company. The price of the acquisition was $120.0 million. The acquisition did not generate goodwill. As of December 31, 2005 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

Subsequently, Tenaris reached agreement with the Romanian privatization agency (“AVAS”) to settle litigation commenced by the latter against Tubman in connection with its alleged breach of certain obligations under the privatization agreement under which Tubman purchased control of S.C. Laminorul S.A. (“Laminorul”). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul (representing 69.99% of Laminorul’s capital stock) to the Romanian government, retaining 2,334,145 shares (16.45% of Laminorul’s capital stock).

The businesses acquired in 2004 contributed revenues of $93.2 million and net income of $6.1 million to Tenaris. Businesses acquired in 2005 did not materially contribute to the Company’s revenue and income.

The assets and liabilities arising from the acquisitions are as a follows:

	Year ended December 31,
	2005	2004
(all amounts in thousands of U.S. dollars)
Other assets and liabilities (net)	(41,755)	(25,060)
Property, plant and equipment	67,211	191,097
Goodwill	769	—

Net assets acquired	26,225	166,037
Minority Interest	(527)	(8,034)

Total non-current liabilities (*)	—	(60,408)

Total liabilities assumed	—	(60,408)

Sub-total	25,698	97,595

Cash-acquired	—	5,177
Common stock issued in acquisition of minority interest		820
Purchase consideration	25,698	103,592

Liabilities paid as part of purchase agreement	22,594	—

Total disbursement	48,292	103,592

Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $ 48,292 and $ 97,595 at December 31, 2005 and 2004 respectively.

(*)	At December 31, 2004 includes Matesi’s liability with Sidor (minority shareholder of Matesi).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

28 Business combinations and other acquisitions (Cont’d.)

(b)	Incorporations: On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary’s capital stock to $50.0 million.

(c)	Asset Purchases: On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately $9.6 million, plus transaction costs.

(d)	Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”) and Exchange of Interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”)

On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection of this conversion, Tenaris recognized a gain of $83.1 million in 2004. As a result, Tenaris’ ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. (“Sidor”) increased from 8.7% to 12.6%.

On September 9, 2005, the Company exchanged its interest in Amazonia and its interest in Ylopa, for 209,460,856 shares in Ternium, a new company formed by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. . As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. (“Usiminas”) reached agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris’ ownership stake in Ternium was reduced to 15.0% of Ternium’s outstanding common stock. As this was an equity transaction in Ternium, the effect of $2.7 million at Tenaris’s percentage of ownership was recognized in other reserves in equity.

In addition, as of December 31, 2005, Tenaris had also extended two loans totaling approximately $40.4 million to Ternium, consisting of principal amount of $39.7 million plus accrued interest. The principal amount of these loans at the date issue corresponded to the amount of excess cash distributions received from Amazonia during the second and third quarters of 2005. The loans were convertible into shares of Ternium at the discretion of Tenaris upon the occurrence of: 1) maturity of the loan in July and August 2011; 2) an event of default as defined in certain loan agreements between Ternium and its banks. Conversion of the loan was mandatory upon an initial public offering (“IPO”) of shares by Ternium.

On February 6, 2006, Ternium completed its initial public offering of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium common stock amounted to 11.59%.

Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium, were considered to be transactions between companies under common control, Tenaris has initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was $229.7 million while Tenaris’ proportional ownership in the equity of Ternium at September 30, 2005 amounted to $252.3 million. The difference of $22.6 million between the carrying value of Amazonia and Ylopa and Tenaris’ proportional ownership in the equity of Ternium will be maintained in the future. As a result of this accounting treatment, Tenaris’ reported value of its investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

28 Business combinations and other acquisitions (Cont’d.)

Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to $94.3 million. For the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium in the amount of $21.8 million. Going forward, Tenaris will continue to recognize its share of Ternium’s earnings to the extent of its proportional ownership.

(e)	Acindar: On May 18, 2005, Siat S.A., a subsidiary of Tenaris, and Acindar Industria Argentina de Aceros S.A. (“Acindar”) signed a letter of intent pursuant to which Siat confirmed its intention to acquire Acindar’s welded pipe assets and facilities located in Villa Constitución, province of Santa Fe, Argentina, for $28.0 million. On January 31, 2006 Siat completed this acquisition. The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina. Of the $28.0 million purchase price, approximately $4.0 million are pending of completion of certain actions by Acindar.

(f)	Capital Investment: On September 16, 2004 Tenaris’ Board of Directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR 109 million (approximately $131 million). This investment is expected to improve the competitiveness of Tenaris’ Italian seamless pipe operations by reducing energy costs and securing a reliable source of power.

29 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company’s outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. The Company’s directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

At December 31, 2005	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	104,054	75,948	180,002
Sales of services	7,499	7,830	15,329

	111,553	83,778	195,331

(b) Purchases of goods and services
Purchases of goods	67,814	33,949	101,763
Purchases of services	15,773	63,220	78,993

	83,587	97,169	180,756

At December 31, 2004	Associated (2)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	26,088	46,844	72,932
Sales of services	15,365	9,618	24,983

	41,453	56,462	97,915

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

29 Related party transactions (Cont’d.)

(b) Purchases of goods and services
Purchases of goods	30,648	32,484	63,132
Purchases of services	7,526	51,305	58,831

	38,174	83,789	121,963

At December 31, 2003	Associated (2)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	5,206	52,659	57,865
Sales of services	2,895	8,916	11,811

	8,101	61,575	69,676

(b) Purchases of goods and services
Purchases of goods	26,679	44,305	70,984
Purchases of services	459	64,334	64,793

	27,138	108,639	135,777

(c) Acquisitions of subsidiaries	—	(304)	(304)

At December 31, 2005	Associated (3)	Other	Total
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	30,988	15,228	46,216
Payables to related parties (1)	(21,034)	(8,413)	(29,447)

	9,954	6,815	16,769

(b) Other balances	42,437	—	42,437

(c) Financial debt

Borrowings and overdrafts (4)	(54,801)	—	(54,801)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

29 Related party transactions (Cont’d.)

At December 31, 2004	Associated (2)	Other	Total
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	25,593	27,070	52,663
Payables to related parties (1)	(4,914)	(12,487)	(17,401)

	20,679	14,583	35,262

(b) Cash and cash equivalents
Time deposits	—	6	6

(c) Other balances
Trust Fund	—	119,666	119,666
Convertible debt instruments - Ylopa	121,955	—	121,955

	121,955	119,666	241,621

(d) Financial debt
Borrowings and overdrafts (5)	(51,457)	(5,449)	(56,906)

At December 31, 2003	Associated (2)	Other	Total
(ii) Year-end balances
(a) Arising from sales/purchases of goods/services
Receivables from related parties	6,253	35,863	42,116
Payables to related parties	(18,968)	(18,251)	(37,219)

	(12,715)	17,612	4,897

(b) Cash and cash equivalents
Time deposits	—	420	420

(c) Other balances
Trust Fund	—	118,087	118,087
Convertible debt instruments - Ylopa	33,508	—	33,508

	33,508	118,087	151,595

(d) Financial debt
Borrowings and overdrafts	—	(5,716)	(5,716)
Borrowings from trust fund	—	(1,789)	(1,789)

	—	(7,505)	(7,505)

(1)	Up to September 30, 2005 includes: Condusid, Ylopa, Amazonia and Sidor. From October 1, 2005 includes: Condusid and Ternium.
(2)	Includes: Condusid, Ylopa, Amazonia and Sidor
(3)	Includes: Condusid and Ternium.
(4)	Convertible loan from Sidor to Matesi.
(5)	Includes convertible loan from Sidor to Matesi of $51.5 million at December 31, 2004.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

29 Related party transactions (Cont’d.)

(iii) Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2005 and 2004 amounts to $14.3 million and $9.8 million respectively.

30 Cash flow disclosures

		Year ended December 31,
		2005	2004	2003
(i)	Changes in working capital
	Inventories	(101,143)	(411,045)	(151,766)
	Receivables and prepayments	1,513	(82,845)	10,900
	Trade receivables	(387,240)	(271,225)	4,142
	Other liabilities	34,526	(37,443)	39,585
	Customer advances	(14,156)	72,678	17,636
	Trade payables	32,561	108,693	(27,653)

		(433,939)	(621,187)	(107,156)

(ii)	Income tax accruals less payments
	Tax accrued	568,753	220,376	63,918
	Taxes paid	(419,266)	(175,717)	(202,488)

		149,487	44,659	(138,570)

(iii)	Interest accruals less payments, net
	Interest accrued	29,236	32,683	16,708
	Interest paid net	(27,317)	(15,710)	(19,740)

		1,919	16,973	(3,032)

(iv)	Cash and cash equivalents
	Cash and bank deposits	707,356	311,579	247,834
	Bank overdrafts	(24,717)	(4,255)	(9,804)
	Restricted bank deposits	(2,048)	(13,500)	—

		680,591	293,824	238,030

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

31 Principal subsidiaries

The following is a list of Tenaris’s subsidiaries and its direct and indirect percentage of ownership of each company at December 31, 2005, 2004 and 2003.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004	2003
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. and subsidiaries (c)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
Dalmine Energie S.p.A. (h)	Italy	Trading of energy	100%	100%	100%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	99%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
Tenaris Fittings S.A. de C.V. (previously Empresas Riga S.A. de C.V.)	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	100%
Energy Network S.R.L. (b)	Romania	Trading of energy	100%	—	—
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
Information Systems and Technologies N.V.	Netherlands	Software development and maintenance	75%	75%	75%
Information Systems and Technologies S.A. (d)	Argentina	Software development and maintenance	100%	100%	100%
Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	100%
Insirger S.A. and subsidiaries (g)	Argentina	Electric power generation	—	100%	100%
Intermetal Com SRL (a)	Romania	Marketing of Scrap and other raw materials	100%	100%	—
Inversiones Berna S.A. (b)	Chile	Financial company	100%	—	—
Inversiones Lucerna S.A. (b)	Chile	Financial company	82%	—	—
Invertub S.A. and subsidiaries (g)	Argentina	Holding Company	—	100%	100%
Lomond Holdings B.V. and subsidiaries	Netherlands	Procurement services for industrial companies	100%	100%	100%
Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	—
Metalcentro S.A.	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacturing of steel products for oil extraction	100%	100%	100%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
Operadora Eléctrica S.A. (e)	Argentina	Electric power generation	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

31 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004	2003
Quality Tubes (UK) Ltd. (h)	United Kingdom	Marketing of steel products	100%	100%	100%
S.C. Donasid and subsidiary (b)	Romania	Manufacturing of steel products	99%	—	—
S.C. Silcotub S.A. and subsidiaries (a)	Romania	Manufacturing of seamless steel pipes	85%	85%	—
Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	75%
Servicios Generales TenarisTamsa S.A. de C.V. (f)	Mexico	Handling and maintenance of steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
Siderca International A.p.S.	Denmark	Holding company	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
Siderestiba S.A.	Argentina	Logistics	99%	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	100%	100%
Siprofer A.G. (b)	Switzerland	Holding company	100%	—	—
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	99%
Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%
Talta – Trading e Marketing Lda. (a)	Madeira	Holding Company	100%	100%	—
Tamdel LLC and subsidiaries (f)	Mexico	Holding company	100%	100%	100%
Tamser S.A. de C.V. (f)	Mexico	Marketing of scrap	100%	100%	100%
Tamsider LLC	USA	Holding company	100%	100%	100%
Tamsider S.A. de C.V. and subsidiaries (g)	Mexico	Promotion and organization of steel-related companies and marketing of steel products	—	100%	100%
Tamtrade S.A.de C.V. (g)	Mexico	Marketing of steel products	—	100%	100%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	100%
Tenaris Autopartes S.A. de C.V.	México	Manufacturing of supplies for the automotive industry	100%	100%	100%
Tenaris Confab Hastes de Bombeio S.A. (a)	Brazil	Manufacturing of steel products for oil extraction	70%	70%	—

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

31 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004	2003
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	100%	99%
Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services de Bolivia S.R.L. (previously Socominter de Bolivia S.R.L.)	Bolivia	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Egypt) Ltd. (b)	Egypt	Marketing of steel products	100%	—	—
Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Japan) K.K. (previously DST Japan K.K.)	Japan	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Kazakhstan) LLP (a)	Kazakhstan	Marketing of steel products	100%	100%	—
Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	100%
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%
Tenaris Global Services Nigeria Ltd. (Previously Tubular DST Nigeria Ltd.)	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd.	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Investments Ltd. (a)	Ireland	Holding company	100%	100%	—
Tenaris Qingdao Steel Pipes Ltd. (b)	China	Manufacturing of steel pipes and connections	100%	—	—
Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	100%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

31 Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2005	2004	2003
Tubman Holdings (Gibraltar) LLP (a)	Gibraltar	Holding company	100%	100%	—
Tubman International Ltd. (a)	Gibraltar	Holding company	100%	100%	—
Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%

(a)	Incorporated or acquired during 2004
(b)	Incorporated or acquired during 2005
(c)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.
(d)	Included in December 2003 in “Information Systems and technologies N.V. and subsidiaries” and in December 2004 in “Invertub S.A. and subsidiaries”
(e)	Included in December 2004 in “Insirger S.A. and subsidiaries”
(f)	Included in December 2004 in “Tamsider S.A. de C.V. and subsidiaries”
(g)	Merged during 2005
(h)	Included in December 2003 and 2004 in “Dalmine Holding B.V. and subsidiaries”

32 Reconciliation of net income and shareholders’ equity to U.S. GAAP

The principal differences between IFRS and U.S. GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2005	2004	2003
Net income attributable to equity holders of the Company in accordance with IFRS	1,277,547	784,703	210,308
U.S. GAAP adjustments – income (expense)
Deferred income tax (1)	(5,115)	(8,682)	(14,599)
Equity in investments in associated companies (2)	10,531	(55,026)	—
Unrecognized prior service costs (4)	(415)	(74)	(392)
Changes in fair value of financial assets (5)	4,023	(885)	(1,611)
Goodwill amortization (7)	—	9,023	8,764
Effect of adopting IFRS 3 (8)	8,687	—	—
Cost of exchange offer- Amortization (9)	—	1,060	1,006
Minority interest in above reconciling items	207	220	432

Net income in accordance with U.S. GAAP	1,295,465	730,339	203,908

Weighted average number of shares outstanding - Note 9 (thousands)	1,180,537	1,180,507	1,167,230
Consolidated earnings per share before cumulative effect of accounting changes	1.10	0.62	0.18

Consolidated earnings per share in accordance with U.S. GAAP	1.10	0.62	0.18

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

32 Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

	December 31,
	2005	2004
Shareholders’ equity in accordance with IFRS	3,507,802	2,495,924
U.S. GAAP adjustments – increase (decrease):
Deferred income tax (1)	52,994	58,109
Equity in investments in associated companies (2)	(34,362)	(55,026)
Unrecognized prior service costs (4)	2,420	2,835
Goodwill impairment (6)	(21,628)	(21,628)
Goodwill amortization (7)	23,545	23,545
Effect of adopting IFRS 3 (8)	(98,060)	—
Cost of the exchange offer – original value (9)	(15,900)	(15,900)
Cost of the exchange offer – accumulated amortization (9)	2,066	2,066
Exchange of shares in investments in associated companies (3)	(3,938)	—
Minority interest in above reconciling items	(1,346)	(1,553)

Shareholders’ equity in accordance with U.S. GAAP	3,413,593	2,488,372

Changes in shareholders’ equity under U.S. GAAP are as follows:

	Year ended December 31,
	2005	2004
Shareholders’ equity at the beginning of the year in accordance with U.S. GAAP	2,488,372	1,887,207
Net income for the year in accordance with U.S. GAAP	1,295,465	730,339
Foreign currency translation adjustment	(15,562)	4,174
Exchange of shares in investments in associated companies	(57,918)	—
Dilution of investments in Ternium	56,698	—
Capital Increase	—	820
Changes in fair value of financial assets	(4,023)	885
Dividends paid	(349,439)	(135,053)

Shareholders’ equity at the end of the year in accordance with U.S. GAAP	3,413,593	2,488,372

(1) Deferred income tax

Under IFRS, a temporary difference is originated by the excess of the accounting value of net assets, translated at historical exchange rates, over the taxable base translated using year-end exchange rates. Under U.S. GAAP, no deferred tax is recognized for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates or indexing for tax purposes.

Also, under U.S. GAAP the Company calculated the effect of the other U.S. GAAP adjustments on deferred income taxes.

(2) Equity in investments in associated companies

Under both IFRS and U.S. GAAP, investments in companies in which the Company exercise significant influence, but not control, are accounted for under the equity method. For purposes of this reconciliation, the Company has assessed the impact of U.S. GAAP adjustments on the IFRS financial statements of its equity investees. As a consequence of this assessment, the Company recognized a net gain adjustment of $10.5 million and a net loss adjustment of $55.0 million for the years ended December 31, 2005 and 2004, respectively, corresponding to its share of its equity investees’ earnings and losses. Following is a description of the most significant differences between IFRS and U.S. GAAP as they relate to the Company’s equity investees:

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

32 Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(2) Equity in investments in associated companies (Cont’d.)

(i)	Amazonia had previously recorded an impairment provision on its investment in Sidor in previous years. During 2004, and due to improved conditions in the economic environment and in the market for Sidor’s products, and based on projections of future cash flows estimated by Amazonia’s management, the impairment provision was reversed under IFRS. No impairment provision has been recorded under U.S. GAAP.

(ii)	Under IFRS, Venezuela was considered a hyperinflationary economy until December 31, 2002. Accordingly, IAS 29 was applied and the local currency, restated for the effects of inflation, was used as the Amazonia’s functional currency until December 31, 2002. Under U.S. GAAP, Venezuela was considered a hyperinflationary country only until December 31, 2001. Accordingly, under U.S. GAAP, the U.S. dollar was used as the Amazonia’s functional currency until December 31, 2001.

(iii)	Under IFRS, Sidor accounted for the debt restructuring process carried out in fiscal year 2003 under IAS 39, and accordingly, recorded a gain on the restructuring of its debt. Under U.S. GAAP, Sidor followed the provisions contained in SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No. 15”), which states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.

(iv)	Differences in the accounting treatment for changes in fair value of financial assets as explained in Note 32 (5).

(v)	Under U.S. GAAP the Company calculated the effect of the above mentioned adjustments on deferred income taxes.

(3) Accounting for exchange of shares in investments in associated companies

Under IFRS, the Company accounted for Ternium’s shares received in exchange of the Company’s holdings in Amazonia and Ylopa at the carrying value of the investments exchanged considering that both the Company and Ternium are companies under common control of San Faustin N.V. Under U.S. GAAP, pursuant to SFAS No. 141 “Business Combinations” (“SFAS No. 141”), the Company accounted for the equity interest received at the carrying amount of Ternium at San Faustín N.V. at the day of transfer. The difference between the carrying value of the investments in Amazonia and Ylopa and the value assigned to Ternium’s investment at the date of transfer was recognized directly in equity.

Under both IFRS and U.S. GAAP, the Company accounted for the change in interest in Ternium’s ownership that resulted from Usiminas’ exchange directly in equity.

(4) Accounting for unrecognized prior service costs in pension plans

Under IFRS, past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Under U.S. GAAP, past service costs are recognized over the remaining service periods of active employees.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

32 Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(5) Changes in fair value of financial assets

Until December 31, 2004, the Company had certain investments in trust funds. Under IFRS, the Company carried these investments at fair value through profit or loss with unrealized gains and losses, if any, included in the statement of income.

Under U.S. GAAP, the Company carried these investments at market value with material unrealized gains and losses, if any, included in Other comprehensive income in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2005, the Company settled its available-for-sale investments and the unrealized gains recorded within other comprehensive income were reclassified into the statement of income.

(6) Goodwill impairment

Under both IFRS and U.S. GAAP the excess of the purchase price over the fair value of net assets acquired in a business combination is recognized as goodwill and capitalized as an intangible asset. Upon the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) the Company recognized an impairment of $17.4 million (net of an accumulated amortization $4.2 million) associated with its seamless tubes segment in Mexico. No impairment has been recognized under IFRS.

The difference in the recognition of an impairment loss over goodwill between IFRS and U.S. GAAP raises a difference in amortization expense for the periods in which amortization of goodwill was required.

(7) Goodwill amortization

Under IFRS, upon the adoption of IFRS 3, as from January 1, 2005 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized but reviewed for impairment annually. As a result, no amortization expense was recognized under IFRS during 2005.

Under U.S. GAAP, effective January 1, 2002 and in accordance with SFAS No. 142, the Company ceased the goodwill amortization. The balance sheet difference on account of the timing difference between the adoption of SFAS 142 and IFRS 3 is included as a reconciling item.

This adjustment also includes the difference in amortization that derives from goodwill impairment differences described in Note 32 (6).

(8) Negative goodwill

Upon the adoption of IFRS 3 and following its transition provisions, accumulated negative goodwill representing the excess of fair value over the purchase price paid in business combinations was derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company’s equity under IFRS at January 1, 2005.

Under U.S. GAAP, the excess of fair value over the purchase price paid in business combinations was used to reduce proportionately the fair values assigned to property, plant and equipment.

The difference in the accounting for negative goodwill between IFRS and U.S. GAAP raises a difference in depreciation expense.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

32 Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(9) Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to the costs of registering and issuing equity securities as part of a business combination are considered part the cost of the business acquired resulting in the recognition of additional goodwill.

Under U.S. GAAP, in accordance with SFAS No. 141, costs of registering and issuing equity securities are recognized as a reduction of the fair value of the securities issued.

This difference in the accounting treatment of these costs raises differences in amortization expense. As further explained in (7) above, amortization of goodwill is no longer required under IFRS. As such, no difference in amortization exists for the year ended December 31, 2005.

(10) Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and U.S. GAAP

(11) Net income

Under IFRS, net income represents total gain (loss) obtained by the Company in a given period before offsetting the portion attributable to minority shareholders.

Under U.S. GAAP, net income is shown net of the portion of the Company’s gain (loss) for the year attributable to minority shareholders. Accordingly, for U.S. GAAP purposes, net income represents the gain (loss) attributable only to majority equity holders.

33 Other significant U.S. GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under U.S. GAAP:

(a) Income Taxes

The tax loss carry-forwards at December 31, 2005, expire as follows:

Expiration date	Amount
December 31, 2009	27,308
Not subject to expiration	6,021
Total	33,329

(b) Statement of consolidated comprehensive income under U.S. GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

33 Other significant U.S. GAAP disclosure requirements (Cont’d.)

(b) Statement of consolidated comprehensive income under U.S. GAAP (Cont’d.)

	Year ended December 31,
	2005	2004	2003
Net income	1,295,465	730,339	203,908
Other comprehensive income (loss)
Foreign currency translation adjustment	(15,562)	4,174	309
Financial assets’ changes in fair value (1)	—	1,143	1,611
Reclassification adjustment for available for sale assets for gains realized in net income (1)	(4,023)	(258)	—

Total other comprehensive (loss) income	(19,585)	5,059	1,920

Comprehensive income	1,275,880	735,398	205,828

(1)	Net of income tax amounting to ($2,305), $616 and $868 for the years ended December 31, 2005, 2004 and 2003, respectively

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment at December 31,
	2005	2004	2003
Balance at the beginning of the period	92,750	88,576	88,267
Adjustment of the period	(15,562)	4,174	309

Balance at the end of the period	77,188	92,750	88,576

	Financial assets’ changes in fair value at December 31,
	2005	2004	2003
Balance at the beginning of the period	4,023	3,138	1,527
Adjustment of the period	—	1,143	1,611
Realized gains or losses transferred to the income statement	(4,023)	(258)	—

Balance at the end of the period	—	4,023	3,138

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

33 Other significant U.S. GAAP disclosure requirements (Cont’d.)

(c) Amortization of intangible assets –licenses and patents

Estimated amortization expense
For the year ending December 31, 2006	964
For the year ending December 31, 2007	404
For the year ending December 31, 2008 to 2010	255

(d) Impact of new U.S. GAAP accounting standards not yet adopted

1. Statement of Financial Accounting Standard No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”)

In February 2006, the FASB issued SFAS No. 155, which amends Statements No. 133 and 140. This Statement:

a.	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b.	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133

c.	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d.	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

e.	Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted. Provisions of this Statement may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.

At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument should be recognized as a cumulative-effect adjustment to beginning retained earnings. An entity should separately disclose the gross gains and losses that make up the cumulative-effect adjustment, determined on an instrument-by-instrument basis. Prior periods should not be restated.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

33 Other significant U.S. GAAP disclosure requirements (Cont’d.)

2. Statement of Financial Accounting Standard No. 154 “Accounting Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3” (“SFAS No. 154”)

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. This Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement.

The Company’s management believes that the application of SFAS No. 154 will not have a material impact on the Company’s financial condition or results of operations.

3. Emerging Issues Task Force Issue 05-08 (“Issue 05-08”)

In September 2005, the Emerging Issues Task Force (“EITF”) discussed Issue 05-08, which establishes additional guidance with respect to accounting for income tax consequences of issuing convertible debt with a beneficial conversion feature. Issue 05-08 should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This Issue should be applied by retrospective application pursuant to FASB Statement No. 154 to all instruments with a beneficial conversion feature accounted for under Issue 00-27. Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. Early application is permitted in periods for which financial statements have not been issued.

The Company’s management believes that the application of EITF 05-08 will not have a material impact on the Company’s financial condition or results of operations.

4. Emerging Issues Task Force Issue 05-07 (“Issue 05-07”)

In September 2005, the EITF discussed Issue 05-07, which addresses how to account for modifications to conversion options embedded in debt instruments and other related issues. This Issue applies to convertible debt instruments that are accounted for under APB Opinion No. 14 and related interpretations and to modifications that are not accounted for as extinguishments under Issue 96-19. This Issue should be applied to future modifications of debt instruments beginning in the first interim or annual reporting period beginning after December 15, 2005. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

The Company’s management believes that the application of EITF 05-07 will not have a material impact on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003

33 Other significant U.S. GAAP disclosure requirements (Cont’d.)

5. Emerging Issues Task Force Issue 05-06 (“Issue 05-06”)

In June and September 2005, the EITF discussed Issue 05-06, which addresses the amortization period for leasehold improvements in operating leases that are either (a) placed in service significantly after and not contemplated at or near the beginning of the initial lease term or (b) acquired in a business combination. This Issue does not address the amortization of intangible assets that may be recognized in a business combination for the favorable or unfavorable terms of a lease relative to market prices. The Task Force reached a consensus that leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date of acquisition. Also, the Task Force reached a consensus that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured (as defined in paragraph 5 of FASB Statement No. 13) at the date the leasehold improvements are purchased. Furthermore, at the September 15, 2005 meeting, the Task Force agreed to clarify that the consensus in this Issue does not apply to preexisting leasehold improvements. Therefore, the consensus in this Issue should not be used to justify the reevaluation of the amortization period for preexisting leasehold improvements for additional renewal periods that are reasonably assured when new leasehold improvements are placed into service significantly after and are not contemplated at or near the beginning of the lease term. This Issue should be applied to leasehold improvements (within the scope of this Issue) that are purchased or acquired in reporting periods beginning after Board ratification of the consensus (June 29, 2005). Early application of the consensus is permitted in periods for which financial statements have not been issued.

The Company’s management has not assessed the potential impact of this standard on its financial statements.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2006	TENARIS S.A.

	By	/s/ Carlos Condorelli
	Name:	Carlos Condorelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 7, 2006

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank as amended*

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769) and its Amendment No. 1 is incorporated by reference to the Registration Statement on Form F-6 EF, filed by Tenaris S.A. on April 10, 2006 (File No. 333-133159).