Form 20-F
period 2006-12-31
TENARIS SA
filed 2007-06-29
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31518

TENARIS S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy - 2nd floor L-1855 Luxembourg
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note--checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristián J. P. Mitrani	Carlos J. Spinelli-Noseda, Esq.
Mitrani Caballero Ojam Abogados	Sullivan & Cromwell LLP
Alicia Moreau de Justo 400, 3rd Floor	125 Broad Street
(C1107AAH) Buenos Aires, Argentina	New York, New York 10004
(54 11) 4590-8600	(212) 558-4000

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•

References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustín N.V., a Netherlands Antilles corporation and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00 of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 33 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated herein.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements in this annual report are those for the year ended December 31, 2006.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars”, “US$” or “$” each refers to the United States dollar;

•	“€”, “EUR” or “euros” each refers to the Euro, the common currency of the European Union;

•	“Argentine pesos” or “ARS” each refers to the Argentine peso;

•	“Brazilian real” or “BRL” each refers to the Brazilian real;

•	“British pounds”, “Pounds sterling” or “GBP” each refers to the British pound;

•	“Canadian dollars” or “CAD” each refers to the Canadian dollar;

•	“Colombian pesos” or “COP” each refers to the Colombian peso;

•	“Mexican pesos” or “MXP” each refers to the Mexican peso;

•	“Venezuelan Bolívares” or “VEB”, each refers to the Venezuelan bolívar;

•	“Yen”, “Japanese yen” or “JPY” each refers to the Japanese yen; and

•	“Romanian Lei” or “RON” each refers to the Romanian new lei.

On December 29, 2006, the exchange rate between; the euro and the U.S. dollar (as published by European Central Bank) was €1.00=$1.3170; the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS3.0695=$1.00; the noon buying rate for the Brazilian real (as certified for customs purposes by the Federal Reserve Bank of New York, or the Federal Reserve) was BRL2.1342=$1.00; the noon buying rate for the British pound (as published by the Federal Reserve) was GBP1.00=$1.9586; the noon buying rate for the Canadian dollar (as published by the Federal Reserve) was CAD1.1652=$1.00; the Colombian peso (as published by the Banco de la República de Colombia) was COP2,238.79=$1.00; the noon buying rate for the Mexican peso (as published by the Federal Reserve) was MXP10.7995=$1.00; the noon buying rate for the Venezuelan bolívar (as published by the Federal Reserve) was VEB2,144.60=$1.00; the noon buying rate for the Japanese yen (as published by the Federal Reserve) was JPY119.02=$1.00 and the Romanian Lei (as published by the National Bank of Romania) was RON2.5676 =$1.00. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements” within the meaning of and subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information”, Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects”, Item 8. “Financial Information” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under Item 3. D. “Key Information – Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	management strategy;

•	expected ability to price our products and services;

•	capital spending;

•	growth, expansion and forecasts of our business;

•	trends and other prospective data, including trends regarding the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	risks associated with the conduct of our business.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP. Note 33 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between IFRS and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated therein.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies.”

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2006	2005	2004	2003	2002
Selected consolidated income statement data(1)

IFRS
Net sales	7,727,745	6,209,791	3,718,193	2,846,435	3,014,268
Cost of sales	(3,884,226)	(3,429,365)	(2,378,474)	(1,891,308)	(1,975,623)

Gross profit	3,843,519	2,780,426	1,339,719	955,127	1,038,645
Selling, general and administrative expenses	(1,054,806)	(832,315)	(661,226)	(558,697)	(564,897)
Other operating income (expenses), net	3,773	(2,199)	127,165	(117,961)	(11,281)

Operating income	2,792,486	1,945,912	805,658	278,469	462,467
Interest income	60,798	23,815	14,236	16,424	14,124
Interest expense	(92,576)	(52,629)	(46,161)	(32,621)	(34,214)
Other financial results	26,826	(79,772)	38,304	(11,768)	(129)

Income before equity in earnings of associated companies and income tax	2,787,534	1,837,326	812,037	250,504	442,248
Equity in earnings (losses) of associated companies	94,667	117,377	206,141	27,585	(6,802)

Income before income tax	2,882,201	1,954,703	1,018,178	278,089	435,446
Income tax	(869,977)	(567,368)	(217,226)	(61,251)	(204,321)

Income for continuing operations (2)	2,012,224	1,387,335	800,952	216,838	231,125
Income (loss) for discontinued operations	47,180	(3)	4,029	5,600	5,582

Income for the year (2)	2,059,404	1,387,332	804,981	222,437	236,707
Income attributable to (2):
Equity holders of the Company	1,945,314	1,277,547	784,703	210,308	94,304
Minority interest	114,090	109,785	20,278	12,129	142,403

Income for the year (2)	2,059,404	1,387,332	804,981	222,437	236,707
Depreciation and amortization	(255,004)	(214,227)	(208,119)	(199,799)	(176,315)
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680
Basic and diluted earnings per share for continuing operations(4)	1.61	1.08	0.66	0.18	0.12
Basic and diluted earnings per share(4)	1.65	1.08	0.66	0.18	0.13
Dividends per share(5)	0.30	0.30	0.17	0.11	0.10

U.S. GAAP
Net sales	8,230,796	6,736,197	4,136,063	3,179,652	3,219,384
Operating income	2,814,130	1,956,718	823,527	297,568	476,107
Income before cumulative effect of accounting changes	1,957,316	1,295,465	730,339	203,908	110,049
Cumulative effect of accounting changes	—	—	—	—	(17,417)
Net income	1,957,316	1,295,465	730,339	203,908	92,632
Weighted average number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,506,876	1,167,229,751	732,936,680
Basic and diluted earnings per share before effect of accounting changes(4)	1.66	1.10	0.62	0.18	0.15
Cumulative effect of accounting changes per share(4)	—	—	—	—	(0.02)
Basic and diluted earnings per share(4)	1.66	1.10	0.62	0.18	0.13

(1)	Certain comparative amounts for 2005, 2004, 2003 and 2002 have been re-presented to conform to changes in presentation for 2006, mainly due to the sale of a majority ownership in Dalmine Energie. See accounting policy C. Segment information and note 30. Discontinued operations to our consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of an exchange offer in December 2002 and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares issued and outstanding at December 31, 2006, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2003 and 2002, respectively.
(4)	Earnings per share before effect of accounting changes, cumulative effect of accounting changes per share, earnings per share and dividends per share for the year ended December 31, 2002 have been calculated based on the assumption that 710,747,187 shares were issued and outstanding until October 18, 2002.
(5)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2006	2005	2004	2003	2002
Selected consolidated balance sheet data(1)

IFRS
Current assets	6,028,832	3,773,284	3,012,092	2,035,895	1,810,581
Property, plant and equipment, net	2,939,241	2,230,038	2,164,601	1,960,314	1,934,237
Other non-current assets	3,627,169	702,706	485,595	313,339	337,080

Total assets	12,595,242	6,706,028	5,662,288	4,309,548	4,081,898

Current liabilities	2,765,504	1,699,101	1,999,846	1,328,677	1,203,278
Non-current borrowings	2,857,046	678,112	420,751	374,779	322,205
Deferred tax liabilities	991,945	353,395	371,975	418,333	500,031
Other non-current liabilities	279,117	199,547	208,521	226,495	175,547

Total liabilities	6,893,612	2,930,155	3,001,093	2,348,284	2,201,061
Capital and reserves attributable to the Company’s equity holders(2)	5,338,619	3,507,802	2,495,924	1,841,280	1,694,054
Minority interest	363,011	268,071	165,271	119,984	186,783

Total liabilities and equity	12,595,242	6,706,028	5,662,288	4,309,548	4,081,898

Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794

U.S. GAAP
Total assets	12,479,239	6,557,751	5,595,345	4,287,548	4,051,044
Net assets	5,629,990	3,683,010	2,655,196	2,008,964	1,935,698
Total shareholders’ equity	5,265,802	3,413,593	2,488,372	1,887,207	1,745,883
Number of shares outstanding(3)	1,180,536,830	1,180,536,830	1,180,536,830	1,180,287,664	1,160,700,794
Equity holders’ equity per share	4.46	2.89	2.11	1.60	1.50

(1)	Certain comparative amounts for 2005, 2004, 2003 and 2002 have been re-presented to conform to changes in presentation for 2006.
(2)	The Company’s common stock consists of 1,180,536,830 shares issued and outstanding at December 31, 2006, 2005 and 2004, 1,180,287,664 shares issued and outstanding at December 31, 2003 and 1,160,700,794 shares issued and outstanding at December 31, 2002. Shares are par value $1.00 per share. Common stock accounted for the following amounts within shareholders’ equity: $1,180.5 million at December 31, 2006, 2005 and 2004, $1,180.3 million at December 31, 2003, and $1,160.7 million at December 31, 2002.
(3)	On October 18, 2002, Sidertubes S.A., formerly a wholly owned subsidiary of San Faustín, contributed all of its assets for 710,747,090 shares of Tenaris. Upon the consummation of the December 2002 exchange offer and subsequent acquisitions of minority interests Tenaris had a total of 1,180,536,830 shares issued and outstanding at December 31, 2006, 2005 and 2004 and 1,180,287,664 and 1,160,700,794 shares issued and outstanding at December 31, 2003 and 2002, respectively.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the price of our shares and ADSs.

Risks Relating to our Industry

Sales and revenues may fall as a result of downturns in the international price of oil and other circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of these activities depends primarily on current and expected future prices of oil and natural gas and their impact on investment by oil and gas companies in exploration and production activity. Several factors, such as the supply and demand for oil and natural gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline.

Sales and revenues may fall as a result of fluctuations in industry inventory levels.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect the demand for our products, as customers draw from existing inventory during periods of low investment in drilling and other activities and accumulate inventory during periods of high investment. Even if the prices of oil and gas rise or remain stable, oil and gas companies may not purchase additional steel pipe products or maintain their current purchasing volume.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the U.S. and Canada, we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and seek to enter export markets. In addition, some of these producers are improving the range, quality and technology of their pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets.

As a result of antidumping and countervailing duty proceedings and other import restrictions, we may not be allowed to sell our products in important geographic markets such as the United States.

Local producers in the United States and other markets have filed antidumping, countervailing duty and safeguard actions against us and other producers in their home countries in several instances in the past. Some of these actions led to significant penalties, including the imposition of antidumping and countervailing duties, in the United States. Certain of our steel pipe products manufactured outside the United States have been subject to such duties in the United States; many of these have recently been revoked, but these or other restrictions may be imposed again in the future. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction may impede our access to one or more important export markets for our products and in the future additional markets could be closed to us as a result of similar proceedings, thereby adversely impacting our sales or limiting our opportunities for growth.

Increases in the cost of raw materials and energy may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In recent years, the cost of raw materials used in our business has increased significantly due to increased global demand for steel products in general. In addition, limited availability of energy in Argentina, where we have significant operations, and consequent supply restrictions could lead to higher costs of production and eventually to production cutbacks at our facilities there. Moreover, we are dependent on a few suppliers for a significant portion of our steel coils requirements at our recently acquired welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations. We may not be able to recover increased costs of raw materials and energy through increased prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Potential environmental, product liability and other claims could create significant liabilities for us that would adversely impact our business, financial condition, results of operations and prospects.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation and processing activities, which are subject to inherent risks, including well failures, line pipe leaks, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Similarly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

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

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales, hurt our financial condition and revenues or disrupt our manufacturing operations, thereby adversely affecting our profitability and financial condition.

We are exposed to economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of social and economic development. Like other companies with worldwide operations, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates and inflation. We are also affected by governmental policies regarding spending, social instability, regulatory and taxation changes, and other political, economic or social developments of the countries in which we operate.

Significant portions of our operations are located in politically volatile or unstable countries, including Argentina, Brazil, Colombia, Mexico, Romania and Venezuela. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, norms and regulations; cancellation of contract rights; delays or denials of government approvals; and environmental regulations). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, we have significant manufacturing operations and assets in Argentina. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•

Inflation has increased since 2004, and the economy has been affected by supply constraints as capacity idled during the economic crisis has been utilized. Capital investment, particularly in infrastructure, has lagged due to political uncertainties and the government action, including price controls and other regulatory measures. Investment in energy and transportation infrastructure has been particularly affected. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

•

The Argentine government has increased taxes on our operations in Argentina, through several methods. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•

Restrictions on the supply of energy to our operations in Argentina could curtail our production and negatively impact our results of operations. If the Argentine government does not take measures that result in the investment in natural gas generation, energy production and transportation capacity required to keep pace with the growth in demand on a timely basis, our production in Argentina could be curtailed, and our sales and revenue could decline.

•

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts from cash generated by our Argentine operations. In addition, we are currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls”.

Similarly, we have significant exposure to Venezuela, where we operate a seamless pipe manufacturing facility and a raw material processing facility, and have a significant equity investment in Ternium S.A., or Ternium, a steel producer which has substantial operations in Venezuela. Our business and financial condition could be adversely affected by economic, political and regulatory developments in Venezuela, as follows:

•

On January 31, 2007, the Venezuelan National Assembly passed an enabling law, granting President Chávez the power to govern by decree with the force of law in various matters, including the industrial and energy sectors, for 18 months. Following the December 2006 elections and the enactment of the enabling law, the Venezuelan government threatened expropriations and took a number of significant measures, including the cancellation of mining concessions, the re-nationalization of public utilities, and the forced renegotiation of contracts with oil and gas companies. If political or economic measures such as expropriation, nationalization, price controls or renegotiation or nullification of contracts (like those for the supply of raw materials or energy) were implemented on or in connection with our Venezuelan subsidiaries or with Ternium’s subsidiary Sidor, their operations and revenues, and consequently our financial results, could be adversely affected.

•

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

In addition adverse political and economic developments in the Middle East and Nigeria have had an adverse impact on our sales in those countries in recent years, and may continue to do so.

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

In 2000, we entered into a joint venture agreement with a term of 15 years with NKK Corporation, or NKK, to form NKKTubes. In September 2002, NKK and Kawasaki Steel, one of our main competitors, completed a business combination through which they became subsidiaries of JFE Holdings Inc., or JFE. JFE’s continued operation of the former Kawasaki Steel steel pipe business in competition with NKKTubes, or JFE’s potential lack of interest in the continued development of NKKTubes, could place NKKTubes at a disadvantage and adversely impact our operations in Japan.

Future acquisitions and strategic partnerships may not perform in accordance to expectations or may disrupt our operations and hurt our profits.

A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during recent years. For example, on May 7, 2007, we acquired Hydril Corporation, or Hydril, a leading North American producer of premium connections and pressure control products for the oil and gas industry (for more information on the Hydril acquisition, see “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Hydril Company”), and on October 5, 2006, we acquired Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia. We will continue actively to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our Maverick and Hydril acquisitions, and other past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets.

In accordance with IFRS, management must test all of our assets, including goodwill and other intangible assets, annually for impairment, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Maverick completed on October 5, 2006, we recorded $1,113 million in goodwill as of December 31, 2006. In addition, we recorded $1,494 million in customer relationships. If our management was to determine in the future that the goodwill or customer relationships recognized in connection with the Maverick acquisition were impaired, we would be required to recognize a non-cash charge to write down the value of these assets, which would adversely affect our financial condition and results of operations. On May 7, 2007, we completed the acquisition of Hydril, as a result of which we expect to record additional goodwill and/or customer relationships.

Our results of operations could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and as a result we are exposed to foreign exchange rate risk. Changes in currency values could adversely affect our financial condition and results of operations.

Related-party transactions with companies controlled by San Faustin may not be on terms as favorable as could be obtained from unrelated and unaffiliated third parties.

A portion of our sales and purchases or goods and services are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related-party transactions in the future, and these transactions may not be on terms as favorable as could be obtained from unaffiliated third parties. For information concerning our principal transactions with related parties, see Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions”.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the availability of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and the absence of political and financial conditions affecting their implementation. The availability of such projects varies significantly from year to year. For example, during 2006, demand for our pipes for pipelines projects was negatively affected by delays in the definition of major projects in Brazil and Argentina. Our welded pipe revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on specific factors such as the cancellation or postponement of specific projects due to changes in government policies or adverse developments in economic, political or other factors.

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

We conduct all our operations through subsidiaries. Dividends or other intercompany transfers of funds from our subsidiaries are our primary source of funds to pay expenses, debt service and dividends. We do not and will not conduct operations at the holding company level.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on the profitability of their operations and their financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

In addition, our ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, we may only pay dividends out of distributable retained earnings and distributable reserves calculated in accordance with Luxembourg Law and regulations. Furthermore, as long as the outstanding amount under the Company’s syndicated loan facility for the Hydril acquisition is equal to or higher than $1.0 billion, we may not distribute dividends in excess of the greater of $475 million and 25% of the consolidated operating profit for the previous fiscal year. See Item 8.A. “Financial Information- Consolidated Statements and Other Financial Information—Dividend Policy”.

Our tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime, we or our shareholders may be subject to a higher tax burden in the future.

We were established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from certain business taxes on earnings and on payments. Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including us– are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of our preferential tax regime, we or our shareholders may be subject to a higher tax burden in the future.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of May 31, 2007, San Faustín beneficially owned 60.4% of our shares. San Faustín is controlled by Rocca & Partners. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder, may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Risk Factors—Risks relating to the Company’s shares and ADSs—Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to the Company’s Shares and ADSs

The trading price of our shares and ADSs may suffer as a result of developments in emerging markets in general, not just the emerging markets where we have assets and operations.

Although the Company is organized as a Luxembourg corporation, a significant portion of our assets and operations are located in Latin America and many of our shares and ADSs are held in the portfolios of funds with a mandate to invest in emerging market securities. Financial and securities markets for companies with substantial asset and operational exposure to emerging markets are, to varying degrees, influenced by economic, market conditions and developments in general in other emerging market countries where they are not present. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers with assets or operations in other emerging markets. Securities prices of companies with significant Latin American exposure were adversely affected by, among other events, the economic crises in Russia and Brazil in 1998, the collapse of the exchange rate regime in Turkey in February 2001 and the Argentine crisis in late 2001.

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

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until 2012. The Company may, however, issue shares without preemptive rights if the newly-issued shares are issued for consideration other than cash, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Holders of the Company’s ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for ordinary shares underlying their ADSs unless additional ordinary shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. Prior to any capital increase or rights offering, the Company will evaluate the costs and potential liabilities associated with the exercise by holders of ADSs of their preemptive rights for ordinary shares underlying their ADSs and any other factors it considers appropriate. The Company may decide not to register any additional ordinary shares or ADSs, in which case the depositary would be required to sell the holders’ rights and distribute the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation and processing facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last twelve months, we have transformed our presence in the North American market through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the U.S., Canada and Colombia, and Hydril, a leading North American manufacturer of premium connection and pressure control products for the oil and gas industry. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

We provide tubular products and related services to our customers around the world through global business units serving specific market segments and business units serving the local regional markets where we have our main production facilities. Our global business units include:

•	Tenaris Oilfield Services, focused on the tubular needs of oil and gas companies in their drilling activities;

•	Tenaris Pipeline Services, focused on the tubular needs of oil and gas and other energy companies in the transmission of fluids and gases from the well head to processing and distribution facilities;

•

Tenaris Process and Power Plant Services, focused on the tubular needs of oil and gas processing facilities, refineries, petrochemical companies and energy generating plants for construction and maintenance purposes; and

•	Tenaris Industrial and Automotive Services, focused on the tubular needs of automobile and other industrial manufacturers.

History and Corporate Organization

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and was incorporated on December 17, 2001. Its registered office is located at 46a, Avenue John F. Kennedy, 2nd Floor, L-1855, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services Inc., located at 2200 West Loop South, Suite 8000, Houston, TX 77027.

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustín’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in steel pipe producing companies, including:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006); and

•

Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production (May 2007). For more information on the Hydril acquisition, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Hydril Company”.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

On December 1, 2006, we sold 75% of Dalmine Energie, or DaEn, retaining the remaining 25%. Through DaEn, which was formed in 1999, we developed an energy supply business in Italy, which supplied electric energy and natural gas to our operations in Italy and to other industrial and commercial users throughout Italy.

Business Strategy

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

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

•

enhancing our range of pipe management and other value-added services designed to enable customers to reduce their overall operating costs while integrating our production activities with the customer supply chain.

Pursuing strategic acquisition opportunities and alliances

We have a solid record of growth through strategic acquisitions. We pursue selective strategic acquisitions as a means to expand our operations, enhance our global competitive position and capitalize on potential operational synergies. In October 2006, we acquired Maverick, a North American producer of steel pipe products for the energy industry, expanding our operations in North America. In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production. For more information on the Hydril acquisition, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Hydril Company”.

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in May 2005, we acquired Donasid, a Romanian steel producer, to secure a source of steel for our Romanian operations and reduce costs.

Developing pipe management and other value-added services

We continue to develop pipe management and other value-added services for our customers worldwide. These services seek to enable our customers to reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors, further strengthen our relationships with our customers worldwide through long-term agreements and add value in the supply chain.

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

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

•	our strong balance sheet.

Business Segments

Our business is organized in three business segments: Tubes, Projects, and Others.

•	Tubes includes our operations that consist in the production, distribution and sale of seamless and welded tubular products mainly for energy and select industrial applications.

•	Projects includes our operations that consist in the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

•

Others includes our operations that consist mainly in the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed our internal requirements.

In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production. For more information on the Hydril acquisition, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Hydril Company”.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. In our Projects business segment we also produce large diameter welded steel pipes for oil and gas pipelines. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipe with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States. On May 7, 2007, we acquired Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production. For more information see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments- Acquisition of Hydril Company”.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials, such as HBI, that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the U.S., tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina and Brazil, couplings in U.S., Mexico, Argentina and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have a pipe threading facility in Nigeria for production of premium joints and a facility for production of premium joints and couplings in China.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2006	2005	2004
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,450	3,350	2,950
Actual Production	3,107	2,881	2,663
Tubes - Seamless
Effective Capacity (annual)(1)	3,400	3,350	3,320
Actual Production	3,013	2,842	2,631
Tubes - Welded
Effective Capacity (annual) (1)	1,860	—	—
Actual Production (2)	316	—	—
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	326	476	366

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Includes production from the Villa Constitución facility for eleven months and from the former Maverick facilities for three months.

Production Facilities - Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities, two coiled tubing facilities and a couplings manufacturing facility in the United States, and a seamless pipe rolling mill and a welded pipe manufacturing facility in Canada.

Mexico. In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Mexican state oil company Petróleos Mexicanos, or Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. The Veracruz plant was inaugurated in 1954. Situated on an area of 200 hectares, the plant includes a state-of-the-art seamless pipe mill and has an installed annual production capacity of approximately 780,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 850,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a continuous mandrel mill, rotary furnace, direct piercing equipment and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace and a cooling bed;

•	four finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding annual installed production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2006, and the year operations commenced, are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	850	1986
Pipe Production Multi-Stand Pipe Mill	700	1983
Pilger Mill	80	1954
Cold-Drawing Mill	15	1963
Auto Components Facility	25	2004

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to the Veracruz facility, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of approximately 15,000 tons.

United States. In the United States, as part of the acquisition of Maverick in 2006, we incorporated the following production facilities:

Hickman, Arkansas: Our main U.S. production facility, covering an area of 78 hectares. This facility processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 1 1/2 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

•	A plant commissioned in 1993 comprising two mills producing 1 1/2 through 5 1/2 inches API products with three finishing lines and two heat treatment lines;

•	A plant commissioned in 2000 comprising two mills producing 3 1/2 through 16 inches API products with two finishing lines; and

•	A coating facility commissioned in 2001 coating sizes up to 16 inches.

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG and line pipe, with an outside diameter range of 4 to 8 5/8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line.

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce ERW OCTG and line pipe with an outside diameter range of 4 to 8 5/8 inches and has an annual production capacity of approximately 90,000 tons. The facility has one mill and a finishing line capable of producing line pipe products.

In addition, we have specialized facilities in the Houston area producing coiled tubing, umbilical tubing and couplings.

•

A coiled tubing facility commissioned in the 1990s. The facility has approximately 150,000 square feet of manufacturing space on 4 hectares. The plant consists of two mills and coating operations capable of producing coiled tubing products in various grades, sizes and wall thicknesses.

•

An umbilical tubing facility commissioned in the 1990s. The facility has approximately 85,000 square feet of manufacturing space on 6 hectares. The facility is capable of producing stainless or carbon steel tubing in various grades, sizes and wall thickness.

•

The Texas Arai coupling facility commissioned in 1981. The plant has an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2 3/8 through 20 inches in carbon and alloy steel grades.

Canada. In Canada, we have a seamless steel pipe manufacturing facility located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual capacity of the facility is at approximately 250,000 tons. The plant was opened in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of the leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In May 2004, we reached an agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, to deliver some of the plant’s steel bar requirements.

In addition, as part of the acquisition of Maverick in 2006, we incorporated the Prudential welded steel pipe manufacturing facility based in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 to 12 inches. The facility, originally commissioned in 1966, includes a slitter, three welding lines and four threading lines. The annual capacity of this plant is at approximately 400,000 tons.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina and a seamless steel plant in Venezuela. In addition, we have welded pipe manufacturing facilities in Argentina and Colombia.

Argentina. Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná river near the town of Campana, approximately 80 kilometers from the City of Buenos Aires, Argentina. The Campana plant was inaugurated in 1954. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe mill and has an effective annual production capacity of approximately 900,000 tons of seamless steel pipe (with an outside diameter range of 1 1/4 to 10 3/4 inches) and 1,300,000 tons of steel bars.

The Campana facility comprises:

•	a direct reduced iron, or DRI, production plant;

•	a steel shop with two production lines, each including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	two continuous mandrel mills, each including a rotary furnace, direct piercing equipment and a cooling bed and one of them also including a stretch reducing mill;

•	seven finishing lines, including heat treatment facilities, upsetting machines, threading and inspection equipment and make-up facilities;

•	a cold-drawing mill; and

•	a port on the Paraná river for the supply of raw materials and the shipment of finished products.

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 150 kilometers from Campana. The capacity of this power generation plant - 160 megawatts - together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2006, and the year operations commenced are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
DRI	935	1976

Steel Shop
Continuous Casting I	530	1971
Continuous Casting II	770	1987

Pipe Production
Mandrel Mill I	330	1977
Mandrel Mill II	570	1988

Cold-Drawing Mill	20	1962

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to our main integrated seamless pipe facility, we also have a welded pipe manufacturing facility in Argentina located at Villa Constitución in the province of Santa Fe, which we acquired in January 2006. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 6 inches.

Venezuela. In Venezuela, we have a seamless steel pipe plant with an annual production capacity of approximately 80,000 tons, located in Ciudad Guayana in the eastern part of the country. The plant is situated on an area comprising 38 hectares within the Sidor C.A., or Sidor, iron and steel manufacturing complex on the banks of the Orinoco River. The plant includes a pilger mill and finishing line, including threading facilities, and produces seamless pipe products with an outside diameter range of 8 to 16 inches. The plant uses steel bars supplied by Sidor, a Ternium subsidiary, as its principal raw material. In July 2004, together with Sidor, we acquired an industrial facility, also in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. The facility, which had been shut down in 2001 shortly after its start up, was restarted in October 2004. We use HBI as a raw material in some of our steelmaking operations.

Colombia. As part of the acquisition of Maverick in 2006, we incorporated the TuboCaribe welded pipe manufacturing facility in Cartagena, Colombia on an area of 28 hectares. The total estimated yearly capacity is 140,000 tons of tubular products complemented by 20,000 tons of electric metallic tubing. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 8 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and Romania.

Italy. Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine in the industrial region of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of approximately 800,000 tons of seamless steel pipes and 900,000 tons of steel bars.

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with three finishing lines including two heat treatments;

•	a rotary expander with a finishing line including a heat treatment; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of December 31, 2006, and the year operations commenced are as follows:

	Effective Production Capacity (annual) (1)	Year Operations Commenced
Steel Shop	900	1976
Pipe Production
Pilger Mill	110	1937
Mandrel Mill:
Floating Mandrel Mill Small Diameter	140	1962
Retained Mandrel Mill Medium Diameter	550	1978

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.0 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of approximately 950,000 tons of seamless steel pipes. Aside from the main facility mentioned above, they include:

•

the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 280 mm (0.47 to 11.00 inches), mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of approximately 100,000 tons;

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

In order to reduce the cost of electrical energy at our operations in Dalmine, we recently constructed a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. This new facility began operations in May 2007. Our operations in Dalmine are expected to consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power will be sold to third party consumers and heat will be sold for district heating.

Romania. In July 2004 we acquired a seamless steel pipe manufacturing facility in Romania, located in Zalau city, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches.). In May 2005, we acquired a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and in February 2006 began to supply steel bars to the Silcotub facility as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a continuous mandrel;

•	three finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop; and

•	a cold-drawing plant with finishing area.

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK, resulting from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment, upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual capacity of the facility is at approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see “Item 4. Information on the Company—Competition”.

In November 2006 we began operating a newly constructed facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 50,000 tons of premium joints.

Production Facilities - Projects

We have two major welded pipe facilities, one in Brazil and one in Argentina, which produce pipes used in the construction of major pipeline projects. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW (electric resistant welding) rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

The facility in Argentina is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and SAW rolling mills with one spiral line. The facility was originally inaugurated in 1948 and processes steel coils and plate to produce welded steel pipes with an outside diameter range of 4 1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons.

Production Facilities - Others

We have facilities for the manufacture of sucker rods in Villa Mercedes, San Luis, Argentina and in Moreira Cesar, São Paulo, Brazil. In Moreira Cesar, we also have facilities for the manufacture of industrial equipment. As part of the acquisition of Maverick in 2006, we incorporated a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky and Cedar Springs, Georgia. These two plants process steel coils into conduit tubing and have a combined annual capacity of approximately 220,000 tons.

Sales and Marketing

Net Sales

Our total net sales amounted to $7,728 million in 2006, $6,210 million in 2005 and $3,718 million in 2004. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2006		2005		2004
Tubes	6,824.3	88%	5,124.0	83%	3,273.3	88%
Projects	453.5	6%	790.0	13%	280.1	8%
Others	449.9	6%	295.8	5%	164.8	4%

Total	7,727.7	100%	6,209.8	100%	3,718.2	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2006		2005		2004
Tubes
North America	1,992.4	29%	1,662.2	32%	1,094.1	33%
South America	960.0	14%	838.8	16%	502.2	15%
Europe	1,314.4	19%	1,023.9	20%	794.1	24%
Middle East and Africa	1,895.3	28%	933.0	18%	480.2	15%
Far East and Oceania	662.3	10%	666.0	13%	402.6	12%

Total Tubes	6,824.3	100%	5,124.0	100%	3,273.3	100%

North America

Sales to customers in North America accounted for 29% of our sales of tubular products and services in 2006, compared to 32% in 2005 and 33% in 2004. Following the acquisitions of Maverick and Hydril, sales to customers in North America are expected to increase significantly.

We have significant sales in each of Canada, the United States and Mexico. In October 2006, we acquired Maverick, a leading producer of ERW OCTG and line pipe products with operations in the U.S., Canada and Colombia, since then our overall sales in the U.S. and Canada have increased.

The use of ERW OCTG products in less complex applications, such as in shallow onshore wells, has become well established in the U.S. and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local ERW producers. ERW products are not, however, generally used in more complex applications.

Sales to our oil and gas customers in the U.S. and Canada are particularly sensitive to North American gas prices as the majority of drilling activity in these two countries is related to exploration and production of natural gas. These prices can be affected by issues such as available storage capacity and seasonal weather patterns. As compared to other countries, our sales in the U.S. and Canada are more sensitive to the level of inventories held by distributors due to the role that distributors have traditionally played in the steel pipe markets of these two countries.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain. During the past three years, drilling activity has significantly increased as rising natural gas prices and declining production rates encouraged increased drilling for natural gas and rising international oil prices and technological improvements encouraged the development of projects to recover oil from Canada’s extensive oil sands reserves. However, natural gas prices declined sharply in the second half of 2006, and the major exploration and production companies reacted to lower gas prices and rising costs by cutting back on their investments in natural gas drilling. This led to a considerable slowdown in gas drilling activity during the 2006-07 winter drilling season, which has affected demand for products from our recently acquired Prudential welded pipe mill in Calgary and from our seamless pipe mill in Sault Ste. Marie.

Our sales to oil and gas customers in the United States have been affected by antidumping duties which have applied since 1995 in respect of the import of OCTG products produced by our main seamless pipe manufacturing subsidiaries. On May 31, 2007, the U.S. International Trade Commission voted to revoke these antidumping duties. For further information, see Item 8.A. “Financial Information – U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings”. Sales of OCTG products in the United States have increased from a low base in the past two years as we increased production at our Canadian production facility, which has not been affected by the antidumping restrictions, and, more recently, with the acquisition of Maverick, we have been able to offer ERW OCTG products. Sales of line pipe products for deepwater oil and gas applications were not affected by the antidumping restrictions that used to affect the import of some of our seamless line pipe products from Mexico and Argentina and which have recently been removed. Our sales to the industrial sector are not affected by antidumping restrictions and are affected primarily by trends in industrial activity.

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

In 2003, Pemex increased exploration and production activity and began to let out politically controversial multiple services contracts to operate some of its gas fields. During 2004 and 2005, sales of pipes in Mexico reached record levels, reflecting the strong growth in Pemex’s exploration and production spending as well as increased activity in the industrial sector. In 2006 oil and gas exploration and development in Mexico declined as Pemex experienced budgetary constraints just as the costs of drilling rose sharply in response to a strong worldwide upturn in demand for oil and gas drilling services. Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 14% of our sales of tubular products and services in 2006, compared to 16% in 2005 and 15% in 2004.

Our largest markets in South America are Argentina and Venezuela, countries in which we have manufacturing subsidiaries. Our sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by government actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by government actions and policies and their consequences, such as nationalization and other measures relating to the taxation and ownership of oil and gas production activities, general strikes, agreements to vary domestic production pursuant to quotas established by OPEC, and other matters affecting the investment climate. See Item 3.D. “Risk Factors—Risks Relating to Our Business”.

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

In the past three years, demand from oil and gas customers in Argentina has remained steady but growth in demand has been affected by government actions including the application of additional taxes on the export of oil and gas and the freezing of domestic gas tariffs for consumers. We also serve the demand for steel pipes for other applications in the Argentine market. Demand from this sector has increased in the past two years in response to increased economic activity, particularly in the agricultural sector and in import substitution.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela S.A., or PDVSA, the state-owned oil company, and many private-sector operators in the oil and gas sector. Over the past few years there has been increased government intervention in the Venezuelan oil and gas industry. Following a general strike which ended in early 2004 many employees of PDVSA were dismissed. In 2006, laws were passed which obliged private sector participants in the oil and gas sector to surrender majority control of their oil and gas drilling concessions to PDVSA. In 2004, drilling activity was severely affected by the general strike but subsequently recovered. In 2006, apparent consumption of OCTG products did not keep pace with drilling activity as PDVSA drew down its inventories of such products.

In addition, we have growing sales in Colombia, where, with the acquisition of Maverick, we recently incorporated a manufacturing facility. Sales in Colombia and in other countries in the region such as Ecuador and Peru are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the local oil and gas sectors, as well as to general economic conditions and government actions and policies in these countries.

Europe

Sales to customers in Europe accounted for 19% of our sales of tubular products and services in 2006, compared to 20% in 2005 and 24% in 2004.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Our customers in Europe include large engineering companies active in designing and constructing oil and gas processing facilities worldwide. The European market also includes the North Sea and Scandinavia area, which is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in that area.

Industrial production in Eastern European countries has been growing more rapidly in recent years than in Western European countries, as European manufacturers take advantage of lower costs in Eastern European countries to expand their production activities in those countries. With the acquisition of Silcotub in Romania in July 2004, we are improving our ability to serve customers in Eastern Europe as well as in areas such as the Caspian Sea, and the Commonwealth of Independent States (CIS).

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 28% of our sales of tubular products and services in 2006, compared to 18% in 2005 and 15% in 2004.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past three years, drilling activity has increased significantly in this region as oil and gas producing countries in the region, led by Saudi Arabia, increased investments in exploration and production with the objective of increasing oil production capacity and developing gas reserves to fuel regional gas-based industrial development and export gas in the form of liquefied natural gas, or LNG. In addition, international oil companies have been increasing investments in exploration and production in deepwater projects in offshore West Africa.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflict, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 10% of our sales of tubular products and services in 2006, compared to 13% in 2005 and 12% in 2004.

Our largest markets in the Far East and Oceania are China and Japan. Our sales in China are concentrated on OCTG products used in Chinese oil and gas drilling activities, tubes used in boilers for power generation facilities and tubes used for the manufacturing of gas cylinders. Although apparent consumption of pipes in China has increased significantly during the past three years, most of this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity. Imports of high-value pipe products not manufactured by local producers increased during 2004 and 2005 but declined marginally in 2006.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In the past three years, demand has recovered due to improving economic conditions and strong demand of construction machinery export business for China.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. In 2006, shipments of our pipes for pipeline projects declined significantly from relatively high levels in the previous year as there were delays in the definition of large pipeline infrastructure projects in Brazil and Argentina. In 2005, on the other hand, demand for welded pipes for gas pipeline projects undertaken by Petrobras in Brazil had increased significantly as did demand in Argentina for welded pipes for loops, or capacity expansions, in the gas pipeline network due to increased demand for natural gas in the recovering Argentine economy. However, plans to implement further expansions of the pipeline network in Argentina have been delayed.

Others

Our other products and services include sucker rods used in oil extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials and energy that exceed our internal requirements, including HBI from our facility in Venezuela and steam from our power generation plant in Argentina.

On December 1, 2006, we sold a 75% interest in DaEn, retaining the remaining 25%. Through DaEn, which was formed in 1999, we developed an energy supply business in Italy, which supplied electric energy and natural gas to our operations in Italy and to other industrial and commercial users throughout Italy.

In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production. For more information on the Hydril acquisition, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Hydril Company”.

Competition

The global market for steel pipe products is highly competitive. Seamless steel pipe products, which are used extensively in the oil and gas industry particularly for high pressure, high stress and other complex applications, are produced in specialized mills using round steel billets and specially produced ingots. Welded steel pipe products are produced in mills which process steel coils and plates into steel pipes. Steel companies that manufacture steel coils and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel coils and plates used to produce welded steel pipe.

The production of steel pipe products following the stringent requirements of major oil and gas companies requires the development of specialized skills and significant investments in manufacturing facilities. By contrast, steel pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications including OCTG applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications.

Our principal competitors in steel pipe markets worldwide can be grouped by origin as described below.

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

•

United States. U.S. steel pipes producers, including US Steel Corporation, Ipsco and Lone Star Technologies, which has recently been acquired by US Steel Corporation, are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•

Eastern Europe, CIS and China. Producers from these regions compete primarily in the “commodity” sector of the market and have been increasing their participation in markets worldwide for standard products where quality and service are not the prime consideration. In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry and has expanded through acquisitions into Eastern Europe. Also in recent years, producers in China have increased production capacity more quickly than the growth of local demand and have increased their exports of steel pipe products.

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by JIT arrangements, as discussed above.

Capital Expenditure Program

During 2006, our capital expenditures, including investments at our plants and investments in information systems, amounted to $441.5 million, up from $284.5 million in 2005 and $183.3 million in 2004. Investment at our plants amounted to $414.4 million in 2006, up from $264.4 million in 2005 and $163.2 million in 2004. Our capital investment program has continued to focus on the expansion of our capacity to produce high value products. As a result, we have been able to increase the proportion of heat-treated and high value-added proprietary premium joint products within our product sales mix. During 2006 we also invested to further extend our geographical reach. The major highlights of our capital spending program during 2006 include:

•	construction of a premium connection threading and coupling facility in China where operations commenced in November 2006;

•	completion of the construction of a power generation facility at our Dalmine facility in Italy where operations commenced in May 2007;

•	construction of additional heat treatment facilities in our seamless pipe facilities in Mexico and Argentina;

•

extension of the rolling mill size range up to 9 7/8 inches(from a previous maximum of 7 inches) at our seamless pipe mill in Canada, and improvements to inspection and finishing areas and the administration building;

•	construction of a new R&D laboratory at our Veracruz facility in Mexico;

•	installation of new testing machines and improvements to finishing and inspection facilities at our Campana facility in Argentina;

•	improvements to inspection lines and expansion of heat treatment capacity at our seamless pipe facility in Romania;

•	revamping of steel-making facilities and improvements to the building infrastructure at our steel shop in Romania;

•	initiated construction of a new coupling shop and expansion of cold drawing facilities at our Veracruz facility in Mexico;

•	revamping of the ERW line at our Brazilian welded pipe facility; and

•	consolidation of high-chromium production processes at NKKTubes.

Capital expenditures in 2007 are expected to maintain the level observed in 2006. Major projects planned for 2007 include:

•	improvements in plant, processes and equipment at our recent acquisitions;

•	completion of the additional heat treatment facilities at our seamless pipe facilities in Mexico and Argentina;

•	completion of a new coupling shop and cold drawn expansion at our Veracruz facility in Mexico;

•	construction of new quality and R&D laboratories at our Dalmine facility in Italy;

•	construction of a corporate university campus at our Campana facility in Argentina; and

•	expansion of the auto components facilities at our Veracruz facility in Mexico and installation of a components facility at our Zalau facility in Romania;

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $26.1 million in 2006, compared to $19.3 million in 2005 and $20.0 million in 2004.

Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership of each as of December 31, 2006, 2005 and 2004. For a complete list of our subsidiaries and a description of our investments in other companies, see AP B and note 32 to our consolidated financial statements included in this annual report.

			Percentage Ownership
Company	Country of Organization	Main Activity	2006	2005	2004
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	39%	39%	39%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	—	—
NKKTubes	Japan	Manufacture of seamless steel pipes	51%	51%	51%
Precision Tube Technology, L.P.	U.S.A.	Manufacture of coiled tubing	100%	—	—
Prudential Steel Ltd.	Canada	Manufacture of welded steel pipes	100%	—	—
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	97%	85%	85%
Seacat, L.P.	U.S.A.	Manufacture of coiled tubing	100%	—	—
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacture of seamless steel pipes	70%	70%	70%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	—	—

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina, Mexico and Venezuela. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium was listed on the New York Stock Exchange on February 1, 2006, following an initial public offering of ADSs. As of May 31, 2007, we held 11.5% of its outstanding shares.

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor, a Venezuelan integrated steel producer, which became a subsidiary of Ternium under the corporate reorganization of the San Faustin’s interests in flat and long steel. That reorganization had involved San Faustín’s controlling participations in Sidor, Siderar S.A.I.C., or Siderar, an Argentine integrated steel producer, and Hylsamex, S.A. de C.V., or Hylsamex, a Mexican steel producer.

On January 9, 2006, the Company entered into a shareholders’ agreement with Inversora Siderurgica Limited, or ISL, a company controlled by San Faustin, pursuant to which ISL will take all actions in its power to cause one of the members of Ternium’s board of directors to be one nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and ISL also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either the Company or ISL, as applicable. On April 27, 2007, ISL assigned all of its rights and obligations under the shareholders’ agreement to its sole shareholder I.I.I. CI, another company controlled by San Faustin which holds 59.1% of Ternium. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or I.I.I. CI pursuant to its terms. Carlos Condorelli, our chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

Raw Materials and Energy

We manufacture both seamless and welded steel pipe products. The majority of our seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, including HBI, pig iron and ferroalloys. We process the majority of our DRI requirements at facilities in Argentina and Venezuela from iron ore using natural gas as a reductant. Our integrated steel making operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates.

Steel scrap, pig iron and DRI

Steel scrap, pig iron and DRI for our integrated steelmaking operations are sourced from local and international sources. In Argentina, we produce our own DRI and source ferrous scrap domestically through a 75% owned scrap collecting and processing subsidiary. In Italy, we purchase pig iron and ferrous scrap as well as special metals for certain products from European and international markets. In Mexico, we import most of our pig iron and DRI requirements and purchase scrap from domestic and international markets.

To secure an additional source of DRI for our steelmaking operations, we have invested in two facilities in Ciudad Guayana, Venezuela, which reduce locally-supplied iron ore into HBI using natural gas as a reductant. In the 1990s, we entered into a long-term off-take contract under which we are committed to purchase 75,000 tons per year of HBI from Complejo Siderúrgico de Guayana C.A., or Comsigua. We hold a 6.9% equity interest in Comsigua. The off-take contract has a term of 20 years from April 1998 but can be terminated with one year’s notice at any time after the completion of ten years. More recently, in July 2004, jointly with Sidor, a Ternium subsidiary, we formed Matesi, and acquired a Venezuelan iron reduction plant. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity in excess of one million tons.

International prices for steel scrap, pig iron and DRI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials increased substantially in 2004 and have fluctuated since with an upwards tendency.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys increased substantially in 2004 and 2005 but declined slightly in 2006 in line with international prices for these materials.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina and Venezuela. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A under one-year fixed price contracts. Iron ore for the production of DRI in Venezuela is supplied by CVG Ferrominera Orinoco C.A., the Venezuelan state-owned iron ore mining company, under a long-term supply contract which establishes annual price adjustments in accordance with international prices. Our costs of iron ore have increased substantially over the past three years in line with international prices.

Round steel bars

We purchase round steel bars and ingots for use in our seamless steel pipe facilities in Japan, Venezuela and Canada. In Japan, we purchase these materials from JFE, our partner in NKKTubes, and in Venezuela, we purchase these materials from Sidor, a Ternium subsidiary. In both cases, these purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, our operations in Japan and Venezuela are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials.

In Canada, we mainly use steel bars produced in our integrated facilities in Argentina and Mexico, but we also purchase a limited quantity of round steel bars from QIT, a Canadian producer of titanium dioxide and high purity iron.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the U.S. For our welded pipe operations in the U.S. and Canada, a significant part of our requirements for steel coils are supplied under long-term contracts with prices set at market levels. Our principal suppliers include Nucor, which has a steel coil manufacturing facilities in Hickman, Arkansas, near to our principal welded pipe facility in the U.S., and Ipsco, which has steel coil manufacturing facilities in Regina, Saskatchewan, Canada. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted quarterly in accordance with market conditions starting in January 2007. Steel coil prices in the U.S. and Canada significantly increased in 2004 reaching a peak in excess of $800 per ton since when they have fluctuated in the range of $500-700 per ton. We purchase steel coils and plates for our welded pipe operations in Brazil and Argentina principally from Usiminas and Siderar, a subsidiary of Ternium.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have owned sufficient generating capacity to supply the requirements of our integrated steelmaking facility at Campana since we acquired a 160 MW electric power generating facility in 2003. In Italy, we began operations at a newly constructed 120 MW power generation in May 2007, which is designed to meet the electric power requirements of our steelmaking facility at Dalmine. Prior to this start up, our electric power and natural gas requirements in Italy were supplied by DaEn, in which we sold a 75% participation to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON A.G. in December 2006. In Mexico, our electric power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Repsol YPF is our principal supplier of natural gas in Argentina. Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, supplies us with the balance of our natural gas requirements on terms and conditions that are equivalent to those with Repsol YPF.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. We expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027 when the enlargement of the trunk pipelines in Argentina is completed. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban. For the final transportation phase, we have a supply contract with Gasban that expires in May 2009.

We have also begun to consume substantial quantities of natural gas in Italy in connection with the operation of our new power generation facility which began operations in May 2007. Our natural gas requirements in Italy are currently supplied by DaEn. Natural gas for our HBI plant in Venezuela is supplied by the state-owned PDVSA Gas.

Our costs for electric energy and natural gas vary from country to country. These costs have increased over the past three years particularly for our Italian operations. We expect our energy costs in Argentina, which remain at low levels, to continue to increase. The costs of natural gas for industrial use in Argentina increased significantly during 2005 from a low base driven by increased local demand as the local economy continues to recover and by governmental policies which subsidize residential consumption of natural gas at the expense of industrial users. During 2006 they remained stable but are expected to increase significantly again in 2007. During the past two years, availability of natural gas has been impacted as demand continues to outpace supply. See Item 3. D. “Risk Factors related to our industry - Increases in the cost of raw materials and energy may hurt our profitability”.

Product Quality Standards

Our steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, the American Society for Testing and Materials, or ASTM, the International Standardization Organization, or ISO, and the Japan Standard, or JIS. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

We currently maintain, for all our pipe manufacturing facilities, the Quality Management System Certification ISO 9001:2000 granted by Lloyd Register Quality Assurance-Italy, and the API Q1 Quality Certification granted by API-U.S., which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. The ISO 9001 and API Q1 specifications assure that the product complies with customer requirements from the acquisition of raw material to the delivery of the final product, and are designed to ensure the reliability and improvement of both the product and the processes associated with the manufacturing operations.

All our mills involved in the manufacturing of material for the automotive market are additionally certified according to the standard ISO/TS 16949 by Lloyd Register Quality Assurance-UK.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, a newly constructed facility at our Veracruz plant in Mexico, at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome and at the product testing facilities of NKKTubes in Japan. We have an 8% interest in CSM, which was acquired in 1997.

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

We spent $46.9 million for R&D in 2006, compared to $34.7 million in 2005 and $26.3 million in 2004.

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

Insurance

We carry property, accident, fire, third party liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, with caps of approximately $100 million. Our current property insurance program has indemnification caps ranging from $25 million to $150 million for direct damage, depending on the value of the different plants. Additionally, we carry out business interruption coverage for certain parts of our business which is ancillary to the property and machinery breakdown coverage. The total combined limit for property damage and business interruption is $ 250 million. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, which differ in certain significant respects from U.S. GAAP. See note 33 to our consolidated financial statements included in this document, which includes a description of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated financial statements and a reconciliation of net income and shareholders’ equity for the periods and at dates indicated.

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

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing facilities. In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last twelve months, we have transformed our presence in the North American market through the acquisitions of Maverick , a leading North American producer of steel pipe products for the oil and gas industry with operations in the U.S., Canada and Colombia, and Hydril, a leading North American manufacturer of premium connection and pressure control products for the oil and gas industry. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Over the past three years, persistently high oil and gas prices, combined with expectations that prices will remain high, have encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. Drilling activity has risen worldwide and is expected to continue to rise as production from large mature fields declines and the average size of new fields being discovered becomes smaller. In 2006, the annual average of the global count of active drilling rigs, published by Baker Hughes, rose 13% on a comparable basis compared to 2005 and was 43% higher on the same basis than in 2003. See Item 5.D. “Operating and Financial Review and Prospects—Trend Information”.

A growing proportion of exploration and production spending by oil and gas companies is being directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. As drilling conditions become more complex, demand for new and high value products and services is increasing in most areas of the world.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and seek to enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products and such purchases have significantly increased since we acquired Maverick. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities. In recent years, the costs of steelmaking raw materials have increased significantly due to increased global demand for steel products in general. Likewise, the cost of purchasing steel coils and plate has also increased. In the past three years, due to strong market demand for our steel pipe products and services, we were able to offset the impact of raw material cost increases through increases in average selling prices. However, we can give no assurances that this will continue to be the case and increases in steelmaking raw materials and steel coils and plate could affect our operating margins.

We expect our sales will continue to rise in 2007 largely due to the effect of the acquisitions of Maverick and Hydril.

We believe that the factors that have led to increased global drilling activity and increased demand for high-value tubular products and services from the oil and gas industry over the past three years remain in place and will continue to do so for a number of years. However, we expect that the rate of growth in drilling activity will slow down in 2007, particularly in North America where lower gas prices in the second half of 2006 led to a decline in drilling activity in Canada and slowing activity in the U.S. Nevertheless, we expect that our sales in 2007 will rise as a result of the consolidation of Maverick for a full year, the consolidation of Hydril following its acquisition on May 7, 2007 and higher sales of pipes for pipeline projects following the receipt of orders for large gas pipeline projects in Brazil and Argentina which had previously been delayed.

Critical Accounting Estimates

This discussion of our operating and financial review and prospects is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. The application of U.S. GAAP would have affected the determination of consolidated net income for the years ended December 31, 2006, 2005 and 2004, and the determination of consolidated shareholders’ equity as of December 31, 2006 and 2005. See note 33 to our audited consolidated financial statements included in this annual report for a reconciliation of our results of operations and shareholders’ equity presented under IFRS to U.S. GAAP.

The preparation of these financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-term investments and intangible assets; assets lives; obsolescence of inventory; doubtful accounts; loss contingencies and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that our estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

We use the purchase method to account for our business combinations. The cost of an acquired company is assigned to the identifiable tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. Any excess of purchase price over the fair value of the identifiable tangible and intangible assets acquired is allocated to goodwill.

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

Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 9% to 12%.

No impairment charge resulted from the impairment tests performed.

As explained in note 28.a. to our consolidated financial statements, we acquired Maverick on October 5, 2006. Goodwill of $1,113 million arose from this acquisition as the difference between the purchase price paid and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by an independent valuation. On account of the recent date of the transaction, the company’s fair value is the same as its transaction value. Accordingly, no impairment was recorded.

We also test our investments in associated companies for impairment. In 2004, as a result of improved economic conditions and based on projections calculated by Amazonia’s management, we reversed an impairment provision recorded in previous years on its investment in Sidor. For the purpose of conducting our impairment tests, Amazonia’s management determined the fair value of Sidor using the discounted cash flow method using market–based parameters. See notes 12 and 28.c. to our audited consolidated financial statements for further reference on our investment in Amazonia.

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

Reassessment of Plant and Equipment Asset Lives

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, for the change to be treated as a change in an accounting estimate. Management’s reassessment of asset useful lives did not materially affect depreciation expense for 2006. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be different from amounts currently recorded and materially affect asset values and results of operations.

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

In relation to finished goods, we make an allowance for slow-moving inventory based on management’s analysis of their ageing and market conditions. For this purpose, stocks of finished goods produced by us or purchased from third parties, more than one year prior to the reporting date, are valued at their estimated recoverable value. Prior to January 1, 2004, inventory for goods produced by us or purchased from third parties more than two years before the reporting date were revalued at their estimated recoverable value.

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

In addition, except for some minor subsidiaries, our allowance for doubtful accounts is adjusted periodically in accordance with the ageing of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned.

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

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsels periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition and net worth. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial conditions and net worth.

Net Income and Shareholders’ Equity Information on a U.S. GAAP Basis

IFRS differ in significant respects from U.S. GAAP. Under U.S. GAAP, net income would have been $1,957.3 million, $1,295.5 million, and $730.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. This compares with net income attributable to equity holders of the Company under IFRS of $1,945.3 million, $1,277.5 million, and $784.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Shareholders’ equity as determined in accordance with U.S. GAAP would have been $5,265.8 million and $3,413.6 million at December 31, 2006 and 2005, respectively. These values compare with shareholders’ equity under IFRS of $5,338.6 million and $3,507.8 million at December 31, 2006 and 2005, respectively.

The principal differences between IFRS and U.S. GAAP that affected our results of operations were:

•	differences in the basis of the calculation of the deferred income tax related to assets and liabilities that are remeasured from local currency into the functional currency;

•	differences in the accounting for investments in associated companies;

•	differences in the recognition of prior period service costs related to pension benefits;

•	differences in accounting for changes in the fair value of certain financial assets;

•	differences in the amortization of goodwill, including the treatment of negative goodwill;

•	differences in the accounting of direct costs relating to the exchange offers; and

•	the effects on deferred taxes and minority interest on the above reconciling items.

For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to our consolidated net income and shareholders’ equity, see note 33 to our audited consolidated financial statements included in this annual report.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2006	2005	2004
Selected consolidated income statement data(1)

IFRS
Net sales	7,727,745	6,209,791	3,718,193
Cost of sales	(3,884,226)	(3,429,365)	(2,378,474)

Gross profit	3,843,519	2,780,426	1,339,719
Selling, general and administrative expenses	(1,054,806)	(832,315)	(661,226)
Other operating income (expenses), net	3,773	(2,199)	127,165

Operating income	2,792,486	1,945,912	805,658
Interest income	60,798	23,815	14,236
Interest expense	(92,576)	(52,629)	(46,161)
Other financial results	26,826	(79,772)	38,304

Income before equity in earnings of associated companies and income tax	2,787,534	1,837,326	812,037
Equity in earnings of associated companies	94,667	117,377	206,141

Income before income tax	2,882,201	1,954,703	1,018,178
Income tax	(869,977)	(567,368)	(217,226)

Income for continuing operations (2)	2,012,224	1,387,335	800,952
Income (loss) for discontinued operations	47,180	(3)	4,029

Income for the year (2)	2,059,404	1,387,332	804,981
Income attributable to (2):
Equity holders of the Company	1,945,314	1,277,547	784,703
Minority interest	114,090	109,785	20,278

Income for the year (2)	2,059,404	1,387,332	804,981
Depreciation and amortization	(255,004)	(214,227)	(208,119)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,506,876
Basic and diluted earnings per share for continuing operations	1.61	1.08	0.66
Basic and diluted earnings per share	1.65	1.08	0.66
Dividends per share(3)	0.30	0.30	0.17

U.S. GAAP
Net sales	8,230,796	6,736,197	4,136,063
Operating income	2,814,130	1,956,718	823,527
Income before cumulative effect of accounting changes	1,957,316	1,295,465	730,339
Cumulative effect of accounting changes	—	—	—
Net income	1,957,316	1,295,465	730,339
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,506,876
Basic and diluted earnings per share before effect of accounting changes	1.66	1.10	0.62
Cumulative effect of accounting changes per share	—	—	—
Basic and diluted earnings per share	1.66	1.10	0.62

(1)	Certain comparative amounts for 2005 and 2004 have been re-presented to conform to changes in presentation for 2006, mainly due to the sale of a majority ownership in Dalmine Energie. See accounting policy C. Segment information and note 30. Discontinued operations to our consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2006	2005
Selected consolidated balance sheet data

IFRS
Current assets	6,028,832	3,773,284
Property, plant and equipment, net	2,939,241	2,230,038
Other non-current assets	3,627,169	702,706

Total assets	12,595,242	6,706,028

Current liabilities	2,765,504	1,699,101
Non-current borrowings	2,857,046	678,112
Deferred tax liabilities	991,945	353,395
Other non-current liabilities	279,117	199,547

Total liabilities	6,893,612	2,930,155
Capital and reserves attributable to the Company’s equity holders	5,338,619	3,507,802
Minority interest	363,011	268,071

Total liabilities and equity	12,595,242	6,706,028

Number of shares outstanding	1,180,536,830	1,180,536,830

U.S. GAAP
Total assets	12,479,239	6,557,751
Net assets	5,629,990	3,683,010
Total shareholders’ equity	5,265,802	3,413,593
Number of shares outstanding	1,180,536,830	1,180,536,830
Equity holders’ equity per share	4.46	2.89

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2006	2005	2004
Net sales	100.0	100.0	100.0
Cost of sales	(50.3)	(55.2)	(64.0)

Gross profit	49.7	44.8	36.0
Selling, general and administrative expenses	(13.6)	(13.4)	(17.8)
Other operating income (expenses), net	0.0	(0.0)	3.4

Operating income	36.1	31.3	21.7
Interest income	0.8	0.4	0.4
Interest expense	(1.2)	(0.8)	(1.2)
Other financial results	0.3	(1.3)	1.0

Income before equity in earnings of associated companies and income tax	36.1	29.6	21.8
Equity in earnings of associated companies	1.2	1.9	5.5

Income before income tax	37.3	31.5	27.4
Income tax	(11.3)	(9.1)	(5.8)

Income for continuing operations	26.0	22.3	21.5
Income (loss) for discontinued operations	0.6	(0.0)	0.1

Income for the year	26.6	22.3	21.6

Income attributable to:
Equity holders of the Company	25.2	20.6	21.1
Minority interest	1.5	1.8	0.5

Segment reporting

Following the acquisition of Maverick and the sale of a 75% interest in DaEn, our Italian energy supply business, we reassessed the definition of our business segments. Starting with these financial statements for the year 2006, we changed our segment reporting into three business segments: Tubes, Projects, and Others.

•

Tubes, or tubular products and services, includes the operations that consist in the production, distribution and sale of seamless and welded tubular products mainly for energy and select industrial applications.

•	Projects, or pipes for pipeline projects, includes the operations that consist in the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

•

Others, or other products and services, includes the operations that consist mainly in the production, distribution and sale of sucker rods, hot briquetted iron, electrical conduit steel and metallic structures.

Comparative amounts have been re-presented to conform to this new disclosure.

Fiscal Year Ended December 31, 2006, Compared to Fiscal Year Ended December 31, 2005

Net Sales

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2006		2005
Tubes	6,824.3	88%	5,124.0	83%	33%
Projects	453.5	6%	790.0	13%	(43)%
Others	449.9	6%	295.8	5%	52%

Total	7,727.7	100%	6,209.8	100%	24%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2006	2005
Tubes – Seamless	2,919	2,870	2%
Tubes – Welded	297	—

Tubes – Total	3,216	2,870	12%
Projects – Welded	281	501	(44)%

Total – Tubes + Projects	3,497	3,371	4%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2006	2005
Net sales
- North America	1,992.4	1,662.2	20%
- South America	960.0	838.8	14%
- Europe	1,314.4	1,023.9	28%
- Middle East & Africa	1,895.3	933.0	103%
- Far East & Oceania	662.3	666.0	(1)%

Total net sales	6,824.3	5,124.0	33%
Cost of sales (% of sales)	47%	53%
Operating income	2,670.5	1,701.5	57%
Operating income (% of sales)	39%	33%

Net sales of tubular products and services rose 33% to $6,824.3 million in 2006, compared to $5,124.0 million in 2005, due primarily to an increase in the average selling price of our tubular products and services and the incorporation of sales from the former Maverick energy products division in the fourth quarter. Sales increased in the Middle East and Africa as there was strong demand for our specialized OCTG products and services, particularly in Saudi Arabia but more generally throughout the region, where there has been a sustained increase in investment in oil and gas drilling activity. In North America, excluding sales from the former Maverick operations, sales declined primarily due to lower demand for our OCTG products and services in Mexico, where drilling activity was impacted by oilfield cost inflation and budgetary constraints of the Mexican state-oil company Pemex, as well as lower sales of line pipe products for process and power plant construction to engineering companies in the U.S. and Canada. In South America, an increase in average selling prices offset a decline in sales of OCTG products in Venezuela as PDVSA reduced its stock of tubular inventories during the year. In Europe, there was an increase in sales of line pipe products to European-based process and power plant contractors and of OCTG products and services for the North Sea and a reduction in sales of tubes to industrial and automotive customers. In the Far East and Oceania, although the average selling price of our products increased, sales volumes of line pipe products to process and power plant customers in China and throughout the region declined, as did sales of industrial products in Japan and OCTG products throughout the region.

Operating income from tubular products and services rose 57% to $2,670.5 million in 2006, from $1,701.5 million in 2005, reflecting the increase in sales and an increase in the gross margin.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2006	2005
Net sales	453.5	790.0	(43)%
Cost of sales (% of sales)	72%	66%
Operating income	56.3	179.6	(69)%
Operating income (% of sales)	12%	23%

Net sales of pipes for pipeline projects declined 43% to $453.5 million in 2006, compared to $790.0 million in 2005, due to lower sales volumes. Regional demand for pipes for pipeline projects in South America was strong in 2005 due to a significant number of projects in Brazil. In 2006, demand in the region was affected as large pipeline projects planned in Brazil and Argentina were delayed. Sales to projects outside South America increased with sales made to pipeline projects in North America and Africa.

Operating income from pipes for pipeline projects decreased 69% to $56.3 million in 2006, from $179.6 million in 2005, due primarily to the decrease in shipments, higher logistics costs and higher administrative costs expressed as a percentage of net sales.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2006	2005
Net sales	449.9	295.8	52%
Cost of sales (% of sales)	73%	64%
Operating income	65.7	64.8	1%
Operating income (% of sales)	15%	22%

Net sales of other products and services rose 52% to $449.9 million in 2006, compared to $295.8 million in 2005, as sales of the principal product categories (HBI, sucker rods, metallic structures) included in this segment all increased and the sales of conduit pipes from the former Maverick electrical products division were included from the fourth quarter.

Operating income from other products and services rose 1% to $65.7 million in 2006, from $64.8 million in 2005, due to higher sales. The operating margin decreased due primarily to a reduction in margins on sales of hot briquetted iron. These sales represented around 40% of total sales in this segment in 2006.

Selling, general and administrative expenses, or SG&A, increased marginally as a percentage of net sales to 13.6% in 2006 compared to 13.4% in 2005. Total SG&A rose to $1,054.8 million in 2006, from $832.3 million in 2005, due to higher labor costs, higher commission, freight and other selling expenses (reflecting higher sales) and increased charges for amortization of intangible assets relating principally to assets acquired in connection with the Maverick acquisition. SG&A, as a proportion of net sales, is expected to increase in 2007 reflecting additional costs for the amortization of customer relationships and other intangibles pursuant to the acquisitions of Maverick and Hydril.

Net interest expenses totaled $31.8 million in 2006, compared to net interest expenses of $28.8 million in 2005. Net interest expenses increased substantially in the fourth quarter of 2006 reflecting the change in net debt position following the acquisition of Maverick. Net interest expenses are expected to be substantially higher in 2007 reflecting a higher net debt position following the Maverick and Hydril acquisitions.

Other financial results contributed a gain of $26.8 million in 2006, compared to a loss of $79.8 million during 2005. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of $94.7 million in 2006, compared to a gain of $117.4 million in 2005, These gains were derived mainly from our equity investment in Ternium and our former indirect equity investment in Sidor, prior to its exchange for an investment in Ternium in September 2005.

Income tax charges of $870.0 million were recorded during 2006, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of $567.4 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2005.

Income from discontinued operations amounted to $47.2 million in 2006, compared to a breakeven result in 2005. A gain of $40.0 million was recorded on the sale of a 75% participation in DaEn.

Income for the year rose 48% to $2,059.4 million, or 27% of net sales, in 2006, compared to $1,387.3 million, or 22% of net sales, in 2005 reflecting an increase in operating income and an improvement in other financial results, which was partially offset by a proportionate increase in income tax charges.

Income attributable to equity holders in the Company was $1,945.3 million in 2006, compared to $1,277.5 million in 2005.

Income attributable to minority interest was $114.1 million in 2006, compared to $109.8 million in 2005. Higher income attributable to minority interest at our NKKTubes subsidiary more than offset a decline in income attributable to minority interest at our Confab subsidiary.

Fiscal Year Ended December 31, 2005, Compared to Fiscal Year Ended December 31, 2004

Net Sales

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2005		2004
Tubes	5,124.0	83%	3,273.3	88%	57%
Projects	790.0	13%	280.1	8%	182%
Others	295.8	5%	164.8	4%	79%

Total	6,209.8	100%	3,718.2	100%	67%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2005	2004
Tubes – Seamless	2,870	2,646	8%
Tubes – Welded	—	—

Tubes – Total	2,870	2,646	8%
Projects – Welded	501	316	59%

Total – Tubes + Projects	3,371	2,963	14%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2005	2004
Net sales
- North America	1,662.2	1,094.1	52%
- South America	838.8	502.2	67%
- Europe	1,023.9	794.1	29%
- Middle East & Africa	933.0	480.2	94%
- Far East & Oceania	666.0	402.6	65%

Total net sales	5,124.0	3,273.3	57%
Cost of sales (% of sales)	53%	63%
Operating income	1,701.5	751.0	127%
Operating income (% of sales)	33%	23%

Net sales of tubular products and services increased by 57%, to $5,124.0 million in 2005, compared to $3,273.3 million in 2004, reflecting strong market demand for our products, particularly for high-end products used in demanding applications. Average selling prices for our products rose significantly in all regions. Sales almost doubled in the Middle East and Africa region reflecting increased sales of specialized OCTG products and services in the Middle East, particularly in Saudi Arabia, and higher sales of flowlines and risers for West Africa deepwater projects. In North America, sales increased due to higher prices and higher sales of OCTG products in Canada, including specialized products for SAGD projects, and in the U.S. In South America, sales increased reflecting higher levels of drilling activity in the region, particularly in Venezuela and Ecuador. In Europe, a decline in regional sales volumes was offset by an increase in average selling prices reflecting a reallocation of mill capacity from lower margin industrial products to satisfy increased demand elsewhere from the energy sector. In the Far East and Oceania, sales of OCTG products and services increased, particularly in Indonesia and China.

Operating income from tubular products and services rose 127% to $1,701.5 million in 2005, from $751.0 million, reflecting the increase in sales and an increase in the gross margin.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2005	2004
Net sales	790.0	280.1	182%
Cost of sales (% of sales)	66%	66%
Operating income	179.6	37.0	385%
Operating income (% of sales)	23%	13%

Net sales of pipes for pipeline projects increased 182% to $790.0 million in 2005, compared to $280.1 million in 2004, due to higher sales volumes reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices.

Operating income from pipes for pipeline projects increased 385% to $179.6 million in 2005, from $37.0 million, due primarily to the increase in shipments, lower logistics costs and lower administrative expenses expressed as a percentage of net sales.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2005	2004
Net sales	295.8	164.8	79%
Cost of sales (% of sales)	64%	72%
Operating income	64.8	17.7	267%
Operating income (% of sales)	22%	11%

Net sales of other products and services rose 79% to $295.8 million in 2005, compared to $164.8 million in 2004, due to the addition of sales of pre-reduced hot briquetted iron, HBI, from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.

Operating income from other products and services rose 267% to $64.8 million in 2005, from $17.7 million in 2004, due to higher sales and higher gross margins.

Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 13.4% in 2005, compared to 17.8% in 2004, but increased in absolute terms to $832.3 million compared to $661.2 million. SG&A increased in absolute terms due to higher labor costs, higher export and financial transaction taxes and higher commission, freight and other selling expenses. These increases were related primarily to higher activity in terms of net sales and higher salary costs.

Other operating income and expenses. We recorded a loss of $2.2 million in 2005, compared to a gain of $127.2 million in 2004. The result in 2004 included a gain of $123.0 million recorded following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, was required to compensate us for losses incurred in respect of a litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd.

Net interest expenses totaled $28.8 million in 2005, compared to net interest expenses of $31.9 million in 2004. A decrease in the net debt position offset the impact of increases in interest rates.

Other financial results showed a loss of $79.8 million in 2005, compared to a gain of $38.3 million in 2004. These gains and losses recorded on net foreign exchange transactions and the changes in the fair value of derivative instruments were to a large extent offset by changes to our net equity position and arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the U.S. dollar in accordance with IFRS.

Equity in earnings (losses) of associated companies generated a gain of $117.4 million in 2005, compared to a gain of $206.1 million in 2004. These gains were derived mainly from our equity investment in Sidor which was exchanged for an equity investment in Ternium in September 2005. The gain of $206.1 million recorded in 2004 included non-recurring gains of $135.0 million in respect of the conversion of a subordinated loan into equity and the reversal of an impairment provision.

Income tax charges of $567.4 million were recorded during 2005, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to income tax charges of $217.2 million, equivalent to 27% of income before equity in earnings of associated companies and income tax, during 2004. Income tax charges in 2004, expressed as a percentage of income before equity in earnings of associated companies and income tax, were positively impacted by receipt of other operating income which was not subject to income tax. Excluding such non-recurring untaxed income, income tax charges in 2004 would have been equivalent to 32% of income before equity in earnings of associated companies and income tax.

Discontinued operations generated a breakeven result in 2005 compared to a gain of $4.0 million in 2004.

Income for the year rose 72% to $1,387.3 million, or 22% of net sales, in 2005 compared to $805.0 million, or 22% of net sales, in 2004. Net income in 2004 included a one-time gain of $123.0 million in respect of the Fintecna arbitration award and non-recurring income of $135.0 million in respect of our equity investment in Sidor. Excluding these gains from 2004 results, net income increased 154% reflecting increased operating income.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars

	For the year ended December 31,
	2006	2005	2004
Net cash provided by operating activities	1,810.9	1,295.3	98.3
Net cash used in investing activities	(2,822.0)	(292.8)	(213.4)
Net cash provided by (used in) financing activities	1,700.7	(604.1)	170.6

Increase in cash and cash equivalents	689.5	398.4	55.4
Effect of exchange rate changes	(5.1)	(11.6)	0.3
Cash and cash equivalents at the beginning of year	680.6	293.8	238.0

Cash and cash equivalents at the end of year	1,365.0	680.6	293.8

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2006, we have counted on cash flows from operations as well as additional bank financing to fund our transactions including the acquisition of Maverick. Short-term bank borrowings were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of cash and cash equivalents, mainly short-term investments of high liquidity. We used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold money market investments and variable-rate or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars, and limit our holdings of other currencies to the minimum required to fund our cash operating needs. As of December 31, 2006 U.S. dollar denominated liquid assets represented around 80% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.9% of total assets compared to 10.5% at the end of 2005. For further information on our liquidity, please see note 19 to the consolidated financial statements included elsewhere in this annual report.

Cash and cash equivalents increased by $689.5 million to $1,365.0 million at December 31, 2006, from $680.6 million at December 31, 2005. In addition, we had other current investments of $183.6 million. As of December 31, 2005, other current investments amounted to $119.9 million.

Fiscal Year Ended December 31, 2006, Compared to Fiscal Year Ended December 31, 2005

Net cash provided by operations during 2006 rose to $1,810.9 million compared to $1,295.3 million in 2005 primarily reflecting an increase in operating income to $2,792.5 million in 2006 from $1,945.9 million in 2005. Working capital increased by $469.5 million in 2006 compared to a $433.9 million increase in 2005. The working capital increase was comprised mainly of:

•	an increase in inventories of $455.6 million, reflecting primarily an increase in business activity and an increase in the cost of inventories; and

•	an increase in trade receivables of $226.7 million, reflecting higher quarterly net sales, partially offset by an increase in trade payables of $150.6 million.

Investing activities

Net cash used in investing activities in 2006 was $2,822.0 million, compared to $292.8 million in 2005. The main differences were as follows:

•

Capital expenditure increased to $441.5 million in 2006 compared to $284.5 million in 2005 as we advanced with our investment program to increase our capabilities to produce specialized products by expanding heat treatment capacity and premium threading and other finishing facilities, and we reached the final stage of the construction of a power generation plant in Italy.

•

We spent $2,387.2 million in acquisitions in 2006; of which $2,346.6 million correspond to the acquisition of Maverick (total disbursement including net debt amounted to $3,160.4). We also acquired in January 2006, certain welded pipe assets and facilities from Acindar, in Argentina, for $29.3 million. During the year, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $11.2 million. Total funds spent for acquisitions during 2005 amounted to $48.3 million.

•	On December 1, 2006 we sold a 75% participation in DaEn for $58.9 million.

In addition, on May 7, 2007, we completed the acquisition of Hydril, a North American manufacturer of premium connections and pressure control products, for $2.0 billion.

Financing activities

Net cash provided by financing activities, including dividends paid and proceeds and repayments of borrowings, was $1,700.7 million in 2006, compared to net cash used in financing activities in 2005 of $604.1 million. Net proceeds from borrowings (proceeds less repayments) totaled $1,928.1 million in 2006 compared to net repayments of $240.4 million in 2005. Dividends paid, including dividends paid to minority interests in subsidiaries, amounted to $227.4 million in 2006 compared to $363.8 million in 2005.

The dividend paid in June 2007, to our shareholders in respect of the 2006 fiscal year amounted to approximately $354 million, equal to the amount paid in respect of the 2005 fiscal year.

Our total liabilities to total assets ratio increased to 0.55 to 1 as of December 31, 2006, compared to 0.44 to 1 as of December 31, 2005.

Fiscal Year Ended December 31, 2005, Compared to Fiscal Year Ended December 31, 2004

Cash and cash equivalents increased by $398.4 million to $680.6 million at December 31, 2005, from $293.8 million at December 31, 2004. In addition, we had other current investments of $119.9 million. As of December 31, 2004, these investments amounted to $119.7 million.

Operating activities

Net cash provided by operations during 2005 amounted to $1,295.3 million, mainly due to an operating income of $1,945.9 million partially offset by an increase in working capital of $433.9 million. In 2004, net cash provided by operations amounted to $98.3 million, mainly due to an operating income of $805.7 million partially offset by an increase in working capital of $621.2 million. The working capital increase during 2005 was comprised mainly of:

•	an increase in inventories of $101.1 million, reflecting primarily an increase in business activity and an increase in the cost of goods in process; and

•	a net increase in trade receivables of $387.2 million, reflecting higher quarterly net sales, partially offset by an increase in trade payables of $32.6 million.

Additionally, $66.6 million was received in respect of the Fintecna arbitration award net of the third and final installment paid towards the consortium led by BHP Billiton Petroleum Ltd. in respect of the litigation settlement, compared to a payment of $113.8 million in 2004.

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

Financing activities

Net cash used in financing activities, including dividends paid and proceeds and repayments of borrowings, was $604.1 million in 2005, compared to net cash provided by financing activities in 2004 of $170.6 million. We decreased borrowings by $240.4 million in 2005 compared to an increase of $305.6 million in 2004 and we increased dividends paid, including dividends paid to minority interests in subsidiaries, to $363.8 million in 2005 from $135.1 million in 2004. Dividends paid in 2005 included $149.9 million distributed as an interim dividend with respect to the annual dividend which was approved by the shareholders’ meeting in respect of the 2005 fiscal year.

Our total liabilities to total assets ratio decreased to 0.44 to 1 as of December 31, 2005, compared to 0.53 to 1 as of December 31, 2004.

Principal Sources of Funding

Financial liabilities

Total financial debt increased by $2,641.0 million to $3,651.2 million at December 31, 2006 from $1,010.3 million at December 31, 2005.

Our financial liabilities consist mainly of bank loans. As of December 31, 2006 U.S. dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 95.3% and 3.3%, respectively, of total financial liabilities. For further information about our financial liabilities, please see note 20 to our consolidated financial statements.

The following table shows the composition of our financial liabilities at December 31, 2006 and 2005:

Thousands of U.S. dollars	2006	2005
Bank borrowings	3,503,573	872,790
Bank overdrafts	7,300	24,717
Other loans	134,421	105,858
Finance lease liabilities	5,949	6,927

Total borrowings	3,651,243	1,010,292

The nominal average interest rates shown below were calculated using rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments:

	2006	2005
Bank borrowings	6.12%	5.14%
Other loans	5.50%	4.51%
Finance lease liabilities	3.71%	3.14%

The maturity of our financial liabilities is as follows:

Thousands of U.S. dollars At December 31, 2006	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 Years	Total
Financial lease	1,384	1,116	822	758	663	1,206	5,949
Other borrowings	792,813	803,381	924,647	568,965	507,030	48,458	3,645,294

Total borrowings	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

Our current debt to total debt ratio decreased from 0.33 as of December 31, 2005 to 0.22 as of December 31 2006 due to the impact of the new long term syndicated loans granted in October 2006.

For information on our derivative financial instruments, please see Item 11—”Quantitative and Qualitative Disclosure about Market Risk” and note 25 to our consolidated financial statements.

Principal Borrowings

Most of our principal borrowings as of December 31, 2006, were assumed in relation to the acquisition of Maverick in October 2006.

Millions of U.S. dollars
Date	Borrower	Type	Original Principal amount	Outstanding principal amount	Maturity
March 2005	Tamsa	Syndicated loan	300.0	300.0	March 2010
April 2005	Siderca	Syndicated loan	125.0	93.8	April 2008
October 2006	Company	Syndicated loan	500.0	500.0	October 2011
October 2006	Tamsa	Syndicated loan	700.0	700.0	October 2011
October 2006	Siderca	Syndicated loan	480.5	480.5	October 2009
October 2006	Dalmine	Syndicated loan	150.0	150.0	October 2011
October 2006	Algoma Tubes	Syndicated loan	100.0	100.0	October 2011
October 2006	Maverick	Syndicated loan	750.0	750.0	October 2011

The main covenants in these loan agreements are limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio calculated on each subsidiary’s financial statements and leverage ratio and debt service coverage ratio calculated on the Company’s financial statements). In addition, as of December 31, 2006, the Company’s loan agreement was secured with a pledge of a percentage of Maverick’s shares, as explained in note 28 to our consolidated financial statements included in this annual report. The Company’s syndicated loan facility credit in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007, and upon such prepayment the previous pledge on Maverick’s shares was released.

Additionally, our total borrowings include $153 million secured by certain properties of Dalmine and Confab.

As of December 31, 2006, we were in compliance with all of our financial covenants. We believe that current debt covenants allow us a high degree of operational and financial flexibility and do not impair our ability to obtain additional financing at competitive costs.

For further information on our borrowings, please see note 20 to our consolidated financial statements. Subsequent to December 31, 2006, to finance Hydril’s acquisition and the payment of related obligations, and to refinance the Company’s $500 million syndicated loan, we entered into syndicated term loan facilities in an aggregate principal amount of $2.0 billion:

Millions of U.S. dollars
Date	Borrower	Type	Original Principal amount	Outstanding principal amount	Maturity
May 2007	Company	Syndicated loan	1,700.0	1,700.0	May 2012
May 2007	Hydril	Syndicated loan	300.0	300.0	May 2012

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, the Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; immediately upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $600 million. The Company is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility is less than $1,000 million, no such restrictions will apply.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company—Research and Development”.

D.	Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Steel Pipes from the Global Oil and Gas Industry

Sales to the oil and gas industry worldwide represent a high percentage of our total sales and demand for steel pipes from the global oil and gas industry is a significant factor affecting the general level of volumes and prices for our products. Downward pressures on oil and gas prices usually result in lower oil and gas drilling activity and investment throughout the oil and gas industry with consequently lower demand for our steel pipe products and, in some circumstances, upward pressures can result in higher demand from our oil and gas customers.

Drilling activity in the U.S. and Canada is particularly sensitive to the level of regional gas prices as a substantial proportion (more than 75%) of wells drilled are gas wells. In the rest of the world, however, a majority of wells drilled are oil wells, though the development of gas reserves for regional consumption and export in the form of LNG, or liquefied natural gas, has been increasing. Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the U.S. LNG prices are usually established in relation to international oil prices.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Nigeria, Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

In the past three years, international oil prices rose strongly until the middle of 2006 since when they have fluctuated, declining to $56 per barrel in November before recovering to their current levels in excess of $60 per barrel (according to data available on Bloomberg LP, the WTI Midland Crude Oil spot price averaged $66 per barrel in 2006, $57 per barrel in 2005 and $41 per barrel in 2004). North American natural gas prices also rose strongly in 2004 and 2005 with the Henry Hub spot price peaking at $15.4 per million BTU (British Thermal Unit) in December 2005. In 2006, North American natural gas prices declined following a lower than usual gas storage winter drawdown due to mild winter conditions in the north-eastern states of the U.S., with the Henry Hub spot price reaching a low of $3.7 per million BTU in September before recovering to a current level in excess of $6 per million BTU.

Demand for oil and gas in the past three years has also increased led by the continuing growth of the Chinese and Asian economies and a recovery of growth in North America. At the same time, the rate of production decline from established reserves has been accelerating and estimates of excess oil production capacity have fallen to levels not seen since the 1970s. These factors have led to a significant increase in drilling activity in the past three years and higher demand for steel pipes from the global oil and gas industry. Moreover, new drilling activity is increasingly taking place at greater depths and in more corrosive environments leading to an increase in demand for high value steel pipe products.

The tables below show the average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide excluding the United States and Canada and excluding Iran and Sudan as well as onshore China and Russia) and worldwide, as published by Baker Hughes Inc., for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count
	2006	2005	2004	2003	2002
International	925	850	781	729	694
Canada	470	458	369	372	266
United States	1,648	1,380	1,190	1,032	831

Worldwide	3,043	2,688	2,340	2,133	1,791

Percentage increase (decrease) over the previous year
	2006	2005	2004	2003
International	8.8%	8.8%	7.1%	5.0%
Canada	2.6%	24.1%	(0.8%)	39.8%
United States	19.4%	16.0%	15.3%	24.2%

Worldwide	13.2%	14.9%	9.7%	19.1%

We believe that, if global demand for oil and gas continues to increase at current rates, the factors which have resulted in the current level of oil prices and the increased drilling activity and demand for steel pipes from the oil and gas industry shown in the past two years will persist in the near term due to the lead times and capital required for the development of major new oil and gas reserves.

E.	Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 26 to our consolidated financial statements included in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars
	Payments Due by Period as of December 31, 2006
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Borrowings	3,645.3	792.8	1,728.0	1,076.0	48.5
Finance Lease Obligations	5.9	1.4	1.9	1.4	1.2

Total Borrowings	3,651.2	794.2	1,730.0	1,077.4	49.7
Estimated Interest Payments(1)	527.2	198.8	251.8	69.7	6.9
Purchase Commitments	382.6	83.9	135.8	85.5	77.4

Total Contractual Obligations and Commitments	4,561.0	1,076.9	2,117.6	1,232.6	134.0

Millions of U.S. dollars
	Total Amounts Guaranteed	Amount of Guarantee Expiration Per Period as of December 31, 2006
Guarantees		Less than 1 year	1-3 years	4-5 years	After 5 years
Total Guarantees (2)	—	—	—	—	—

(1)	Variable rates used in the projection are the ones settled in the current interest period and are considered to be fixed over the years.
(2)	In accordance with applicable accounting standards, only guarantees issued in relation to unaffiliated third parties’ obligations are included. Additionally, in the ordinary course of business some of our subsidiaries issue guarantees in relation to payment and/or performance commitments entered into by other of our subsidiaries; these have been excluded from this tabulation to avoid duplication of liabilities, where applicable.

The majority of our purchase commitment as of December 31, 2006, consist of obligations to purchase steel for the production of welded pipes in North America. In addition, we entered into a five year contract with Nucor, under which we have committed to purchase around 435,000 tons of steel coils per year, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract is approximately $1,432 million.

G.	Recent Developments

a)	Acquisition of Hydril Company

On May 7, 2007, we paid $2.0 billion to acquire Hydril, a leading North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, we entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance the existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril. The shares of Hydril were pledged as collateral for the new loan to the Company and the previous pledge on Maverick’s shares was released.

For 2006, Hydril reported revenues of $503 million, operating income of $132.2 million and net income of $91.3 million under U.S. GAAP.

b)	Dividend payment

On June 6, 2007, our shareholders approved the payment of a dividend in the amount of $0.30 per share ($0.60 per ADS), or approximately $354 million, which was paid on June 21, 2007.

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

On June 6, 2007, our shareholders’ meeting increased the size of the Company’s board of directors and elected Mr. Carlos Condorelli (our chief financial officer) to fill in the new board position. The following table sets forth the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2006
Roberto Bonatti(1)	Director	President of San Faustín	4	57
Carlos Condorelli	Director	Chief financial officer of Tenaris	—	55
Carlos Franck	Director	President of Santa María	4	56
Bruno Marchettini	Director	Board member of San Faustín, Ternium and Siderar	4	65
Roberto Monti	Director	Non-executive chairman of Trefoil Limited and member of the board of directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC	2	67
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustín	4	58
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	5	54
Jaime Serra Puche	Director	Chairman of SAI Consultores	4	55
Amadeo Vázquez y Vázquez(2)	Director	Chairman of the board of directors of Telecom Argentina S.A.	4	64
Guillermo Vogel	Director	Vice chairman of Tamsa	4	56

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.
(2)	Amadeo Vázquez y Vázquez retired from his position as Chairman of the board of directors of Telecom Argentina S.A. in April 2007.

Roberto Bonatti. Mr. Bonatti is a member of our board of directors. He is a grandson of Agustín Rocca, founder of the Techint group, a group of companies controlled by San Faustín. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol and Techint Compañia Técnica Internacional S.A.C.I. of Argentina. He is also a member of the board of directors of Ternium and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of our board of directors and our chief financial officer, a position that he assumed in October 2002. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., Industrial Investments CI, Siderar, Tecpetrol and Tecgas N.V. He has financial, planning and control responsibilities in subsidiaries of San Faustín. Mr. Franck is an Argentine citizen.

Bruno Marchettini. Mr. Marchettini is a member of our board of directors. He has retired from executive positions, but continues to be the referent advisor to the Techint group in steel technology matters. He is a member of the board of directors of San Faustín, Ternium and Siderar. Mr. Marchettini is an Italian citizen.

Roberto Monti. Mr. Monti is a member of our board of directors. He is a non-executive chairman of Trefoil Limited, member of the board of directors of Petrobras Energia, Transocean Offshore Drilling and of John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of our board of directors. He is a grandson of Agustín Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Industrial Investments CI, Dalmine, Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Techint S.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Sirti S.p.A., Riunione Adriatica di Sicurità, RCS Quotidiani, Fastweb and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agustín Rocca. He is also chairman of the board of directors of Tamsa and of Dalmine, and vice president of Confab. He is also chairman of the board of directors of Ternium and director and vice president of San Faustín and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute) and member of the International Advisory Committee of the NYSE (New York Stock Exchange). Mr. Rocca is an Italian citizen.

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

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of our board of directors. He is a director of Gas Natural Ban S.A., third vice president of Cámara Argentina de Comercio, communications advisor of Departamento de Infraestructura de la Unión Industral Argentina, and vocal of the Executive Committee of Asociación Empresaria Argentina. He was also chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is an Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of our board of directors. He is vice chairman of Tamsa, vice chairman of the American Iron & Steel Institute, chairman of the North American Steel Council, chairman of Grupo Collado S.A. de C.V., vice chairman of Estilo y Vanidad S.A. de C.V. and a director of the North American Competitiveness Council, the International Iron and Steel Institute and HSBC (Mexico), being also a member of its audit committee. Mr. Vogel is a Mexican citizen.

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

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Following a recommendation from our Audit Committee, auditors are appointed by the shareholders through a resolution passed by a majority vote, irrespective of the number of shares present or represented. Shareholders can determine the number and the term of office of the auditors at the general meeting. Luxembourg law does not allow directors to serve concurrently as independent auditors. An auditor’s term shall not exceed one year, and they may be reappointed and dismissed at any time.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.á.r.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) are the Company’s independent auditors for the year ending December 31, 2006.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2006
Paolo Rocca	Chairman and Chief Executive Officer	54
Alberto Valsecchi	Chief Operating Officer	62
Carlos Condorelli	Chief Financial Officer	55
Carlos San Martín	Technology Director	63
Alejandro Lammertyn	Supply Chain Director	41
Marco Radnic	Human Resources Director	57
Marcelo Ramos	Quality Director	43
Giancarlo Miglio	Information Technology Director	49
Sergio Tosato	Industrial Coordination Director	57
Germán Curá	North American Area Manager	44
Sergio de la Maza	Central American Area Manager	50
Guillermo Noriega	South American Area Manager	56
Vincenzo Crapanzano	European Area Manager	54
Carlos Pappier	Planning Director	45
Claudio Leali	Managing Director, Japanese Operations	56
Túlio Chipoletti	Area Manager, Brazil	49
Emyr Berbare	Director, Confab Equipamentos	50

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agustín Rocca. He is also chairman of the board of directors of Tamsa and of Dalmine, and vice president of Confab. He is also chairman of the board of directors of Ternium and director and vice president of San Faustín and director of Techint Financial Corporation N.V. Mr. Rocca is member of the Executive Committee of the IISI (International Iron and Steel Institute) and member of the International Advisory Committee of the NYSE (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Alberto Valsecchi. Mr. Valsecchi currently serves as our chief operating officer. He joined the Techint group in 1968 and has held various positions within Tenaris and the Techint group, including managing director of Siderca, managing director of Dalmine and European area manager. He assumed his current position in February 2004. Mr. Valsecchi is an Italian citizen. Mr. Valsecchi will retire from his executive functions as our chief operating officer on July 31, 2007.

Carlos Condorelli. Mr. Condorelli is a member of our board of directors and our chief financial officer, a position that he assumed in October 2002. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos San Martín. Mr. San Martín currently serves as our technology director with responsibility for R&D activities, as well as acting as honorary chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including marketing director of Siderca and managing director of NKKTubes. From August 2000 to August 2002, Mr. San Martín was Chairman of NKKTubes. He assumed his current position in October 2002. Mr. San Martín is an Argentine citizen.

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

Marcelo Ramos. Mr. Ramos currently serves as our quality director. Previously he served as managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in 2006. Mr. Ramos is an Argentine citizen.

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

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a naval engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales & marketing manager of the Middle East office, president of Algoma Tubes, director of our Oilfield Services business unit and commercial director. He assumed his current position in October 2006. Mr. Curá is an Argentine citizen.

Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked for Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Guillermo Noriega. Mr. Noriega currently serves as our South American area manager and also serves as managing director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000. Mr. Noriega is an Argentine citizen.

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

Carlos Pappier. Mr. Pappier currently serves as our planning director, a position that he assumed in October 2006. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002 he became chief of staff of Tenaris. Mr. Pappier is an Argentine citizen.

Claudio Leali. Mr. Leali currently serves as managing director of our Japanese operations, a position that he assumed in November 2006. He began his career at Dalmine as a development product technician in 1976. From March 1994 to October 1995 he served as technical managing director of DMV, a joint venture between Dalmine, Vallourec and Mannesmann. Before assuming his current position he also served as quality director and as executive assistant of the technology department. Mr. Leali is an Italian citizen.

Túlio Chipoletti. Mr. Chipoletti currently serves as our Brazil area manager, a position that he assumed in November 2006. He began his career at Confab as an intern in engineering in 1978 and has held various positions before assuming his current position including industrial manager of Confab. Mr. Chipoletti is a Brazilian citizen.

Emyr Berbare. Mr. Berbare currently serves as the director of Confab Equipamentos, our Brazilian industrial equipment business, a position that he assumed in October 1998. He began his career at Confab as an intern in Engineering in 1977 and has held various positions before assuming his current position including industrial manager. Mr. Berbare is a Brazilian citizen.

Upon the retirement of Mr. Valsecchi from his executive functions as our chief operating officer, effective July 31, 2007, the position of our chief operating officer will be dissolved and the present organization re-structured. Consequently, some of the positions described above will be subject to changes.

B.	Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary shareholders’ meeting. The aggregate compensation earned by directors and executive officers during 2006 amounted to $16.8 million.

Employee retention and incentive program

On January 1, 2007, we adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and the Company will redeem vested units following a period of ten years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of the payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a dividend to its shareholders. Compensation under this program is not expected to exceed 35% of the total annual compensation of the beneficiaries.

C.	Board Practices

See “—Directors, Senior Management and Employees—Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

On June 6, 2007, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association and the Exchange Act.

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

In addition, the audit committee is required by the Company’s articles of association to review “Material Transactions,” as such term is defined by the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties,” as such term is defined by the Company’s articles of association in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of Material Transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members, Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a Material Transaction is:

•

any transaction with or involving a related party (x) with an individual value equal to or greater than $10 million or (y) with an individual value lower than $10 million, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or

•

any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of or involving a related party; and

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any Material Transaction. A Related Party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the Related Party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

In addition, the audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as Tenaris’s management and employees and, subject to applicable laws, its subsidiaries.

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2006

Argentina	6,339
Italy	3,049
Mexico	3,031
United States	2,758
Brazil	2,326
Romania	1,442
Canada	1,279
Japan	714
Other Countries	813

Total employees	21,751

At December 31, 2005 and December 31, 2004 the number of persons employed by Tenaris was 17,693 and 16,447 respectively. The number of our employees increased during 2006 mainly due to the acquisition of Maverick, and is expected to increase again during 2007 as a result of the Hydril acquisition.

Approximately 50% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

E.	Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) owned by our directors and executive officers as of April 30, 2007 was 1,982,657 which represents 0.2% of our outstanding shares.

The following table provides information regarding share ownership by any of these persons.

Director or Officer	Number of Shares Held
Guillermo Vogel	1,915,446
Carlos Condorelli	67,211

Total	1,982,657

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of April 30, 2007, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustín(1)	713,605,187	60.4%
Directors and executive officers as a group	1,982,657	0.2%
Public	464,948,986	39.4%

Total	1,180,536,830	100.0%

(1)	Shares held by Industrial Investments CI, a wholly-owned subsidiary of San Faustín. San Faustín is controlled by Rocca & Partners.

As of May 31, 2007, 119,599,294 ADSs (representing 239,198,588 shares of common stock, or 20.3% of all outstanding shares of common stock of the Company) were registered in the name of approximately 492 holders resident in the United States.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders. None of our outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.

B.	Related Party Transactions

Tenaris is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees –Board Practices-Audit Committee”.

Purchases of Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $35.9 million, $29.2 million and $23.7 million in 2006, 2005 and 2004, respectively.

•	Purchases of steel bars for use in our seamless steel pipe operations in Venezuela, which amounted to $30.5 million, $36.7 million and $22.7 million in 2006, 2005 and 2004, respectively.

•	Purchases of pig iron, DRI and scrap for use in the production of seamless pipes, which amounted to $23.7 million, $11.7 million and $4.1 million in 2006, 2005 and 2004, respectively.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $19.2 million, $9.8 million and $8.7 million in 2006, 2005 and 2004, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolas. These sales amounted to $6.4 million, $2.6 million and $5.3 million in 2006, 2005 and 2004, respectively. In addition, we incurred penalty charges of $5.2 million and $0.9 million in 2005 and 2004, respectively, for failure to deliver contractual volumes of steam.

Transactions involving Matesi

We established Matesi jointly with Sidor, a subsidiary of Ternium, to operate an HBI production facility in Venezuela. We hold 50.2% of Matesi and Sidor holds 49.8%. Transactions associated with this operation include:

•

The sale of HBI to Sidor pursuant to an off-take agreement, which amounted to $77.3 million, $87.1 million and $28.3 million in 2006, 2005 and 2004, respectively. The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•

During 2004, Matesi entered into a management assistance agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $1.1 million, $1.3 million and $0.2 million in 2006, 2005 and 2004, respectively, related to the provision of managerial services. In addition, Sidor purchased goods and services on behalf of Matesi, totaling $16.2 million and $6.5 million, in 2005 and 2004, respectively.

•

As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Matesi received loans from its shareholders, Sidor and a subsidiary of the Company, in the same proportion as their participations and under the same terms and conditions. Consequently, Matesi received from Sidor a loan for an outstanding amount at December 31, 2006 of $58.4 million. This loan bears interest at a rate of LIBOR+2%. Interest paid on this loan amounted to $3.6 million, $3.3 million and $1.8 million in 2006, 2005 and 2004, respectively. In May 2007, the boards of directors approved the partial capitalization of the loans.

•

Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, which became a subsidiary of Ternium on August 22, 2005. These royalties and fees amounted to $1.6 million in 2006 and $1.6 million in 2005.

•

During 2006, Matesi entered into a services agreement with Sidor under which Sidor recycles by-product from Matesi’s operations into raw materials. Matesi paid $1.5 million to Sidor in 2006 under this agreement.

Purchase Agency Services

Until September 2006, we provided purchase agency services to Ternium or its subsidiaries through our subsidiary Exiros. In October 2006, Ternium acquired a 50% interest in Exiros, and we retained the remaining 50%. The transaction amounted to $2.3 million.

Until September 2006, we received fees totaling $7.1 million, $4.8 million, and $4.2 million in 2006, 2005 and 2004, respectively. Since October 2006, fees from Tenaris to Exiros for agent services amounted to $4.7 million.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a company controlled by San Faustin engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, while Litoral Gas is a company that distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. San Faustin holds significant but non-controlling interests in TGN and Litoral Gas.

Tecpetrol supplies Siderca with the balance of its natural gas requirements not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those between Repsol YPF and Siderca. In April, 2003, we entered into an agreement with Tecpetrol for the delivery of 760 million cubic meters of natural gas to our Campana plant and to our San Nicolás power generation facility over a period of five years. Under the terms of this agreement, we prepaid a portion of the gas deliveries, corresponding to $15.3 million. We consumed the entire prepaid amount by February 2006, but we continue to take deliveries under the contract at non-preferential prices. Tecpetrol’s sales to Tenaris amounted to $8.9 million, $2.8 million and $5.5 million in 2006, 2005 and 2004, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.4 million in 2006 and $1.6 million in each of 2005 and 2004.

Litoral Gas’s sales to Tenaris totaled $2.7 million in 2006, $1.7 million in 2005 and $1.6 million in 2004. In addition, in 2005 and 2004, we incurred penalty charges of $0.9 million and $0.7 million for failure to purchase the minimum contract volumes.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $59.2 million, $39.5 million and $30.2 million in 2006, 2005 and 2004, respectively.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $72.8 million, $71.3 million and $40.2 million in 2006, 2005 and 2004, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. The most significant transactions include:

•	The sale of industrial equipment for oil platforms, which amounted to $7.4 million in 2006 and $13.4 million in 2005.

•

In July 2006, through our subsidiary Information Systems & Technologies, we entered into contracts with Ternium and other companies controlled by San Faustin for the rendering of technology and information services. Sales to Ternium amounted to $1.6 million and sales to other companies controlled by San Faustin amounted to $1.5 million.

Financial Operations and Administrative Services

Finma S.A. provides administrative and legal support services to its affiliates in Argentina, including us. In August 2006, Finma was reorganized with Siderca, Siderar and another company controlled by San Faustín with operations in Argentina acquiring one third each from a group of former directors of companies controlled by San Faustín. Fees accrued for these services amounted to $5.1 million, $4.1 million and $2.4 million in 2006, 2005 and 2004, respectively.

Other Transactions

During 2005, we entered into a contract with Techint CimiMontubi for the provision of engineering services for the construction of a gas-fired combined heat and power plant at Dalmine, for a total amount of $15 million. Pursuant to the contract, we paid $4.6 million during 2006 and $6.6 million during 2005.

During 2006, we entered into a contract with Techint Compagnia Tecnica for the provision of furnaces for our integrated production facilities in Argentina and Mexico. Supplies received amounted to $15.8 million in 2006.

On December 1, 2006, we completed the sale of a 75% participation in DaEn to E.ON Sales and Trading GmbH. During December 2006, Tenaris purchased energy to DaEn for an amount of $12.1 million.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other affiliates, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-62 for our audited consolidated financial statements.

Legal Proceedings

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions that would be material to Tenaris’ consolidated financial position or results of operations.

BHP Proceedings

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd., or BHP, settled a litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the settlement terms, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), including expenses. Techint Investments Netherlands B.V. (“Tenet”) – the subsidiary party of the Company that was party to the Dalmine privatization contract – commenced arbitration proceedings against Fintecna S.p.A., or Fintecna, an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna, pursuant to which, Fintecna paid Tenaris a total amount of Euro 93.8 million ($127.2 million) on March 15, 2005. Neither party has any further outstanding obligations in respect of the BHP litigation.

Maverick Litigation

On December 11, 2006, The Bank of New York, or BNY, as trustee for the holders of the Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an indenture between Maverick and BNY, filed a complaint against Maverick and the Company in the United States District Court for the Southern District of New York. The complaint alleges that our acquisition of Maverick triggered the “Public Acquirer Change of Control” provisions of the indenture. The complaint asserts breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the indenture to noteholders who tendered their notes for such consideration, seeks a declaratory judgment that our acquisition of Maverick was a Public Acquirer Change of Control under the indenture, and asserts claims for tortious interference with contract and unjust enrichment against the Company.

We believe that these claims are without merit. Accordingly, no provision was recorded in our financial statements. For further information about Maverick Litigation, please see note 26 to our consolidated financial statement included in this annual report.

U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings

Our OCTG and certain other products have been subject to substantial antidumping and countervailing (i.e., anti-subsidy) duties in the United States since 1995. As a result, the U.S. market was essentially closed to many of our principal products. We have brought repeated legal challenges to the imposition of these antidumping duties and on May 31, 2007, the U.S. International Trade Commission, or U.S. ITC, voted to revoke the antidumping duties in respect of the imports of OCTG products produced by our main seamless pipe manufacturing facilities. This followed previous votes to revoke antidumping duties on the import of small diameter seamless standard, line and pressure, or SL&P, pipe from Argentina in April 2007 and on the import of large diameter SL&P pipe from Mexico in May 2006. However, these decisions could be appealed by petitioners.

The United States used to impose the following duties on certain of our products sourced from:

•

Argentina: OCTG exports by Tenaris from Argentina to the United States have been subject to antidumping duties of 1.36% since August 1995. Although this antidumping duty was relatively low, the United States could, through annual administrative reviews, subsequently apply higher antidumping duties retroactively. Also since August 1995, the United States has imposed an antidumping duty of 108.13% to all small diameter seamless standard, line and pressure, or SL&P, pipe exports by Tenaris from Argentina. The U.S. government decided to maintain the antidumping duties applicable to our OCTG and seamless SL&P pipe exports from Argentina for an additional five years following its five-year review in July 2001, with the exception of duties related to drill pipe, which were revoked effective August 11, 2000. We have prevailed in all countervailing duty proceedings, and consequently, our exports to the United States from Argentina are not currently subject to countervailing duties. We originally challenged the U.S. government’s decision regarding the OCTG and small diameter SL&P pipe sunset reviews before the Court of International Trade, or CIT, in New York but subsequently dismissed our claims in favor of the Argentine Government’s challenge of the U.S. decision before the World Trade Organization, or WTO, under the rules of the Dispute Settlement Understanding, or DSU.

In April 2007 and May 2007, the U.S. ITC voted to revoke antidumping duties on: the import of small diameter seamless standard, line and pressure, or SL&P, pipe from Argentina and on the imports of OCTG products from our seamless pipe manufacturing facility in Argentina, respectively. However, U.S. Steel has appealed the decision of the U.S. ITC before the CIT regarding seamless line pipe from Argentina and other petitioners could do the same regarding OCTG products.

•

Mexico. OCTG exports by Tenaris from Mexico to the United States have been subject to antidumping duties since 1995. Originally set at 23.8% and subsequently adjusted to 21.7%, the duties were reduced to zero in 1999. After its five-year review in July 2000, the United States restored the antidumping duties on our exports of OCTG casing and tubing, but revoked the duties on our OCTG drill pipe effective August 11, 2000. At the same time, the U.S. Department of Commerce denied our request that the order be revoked with respect to exports after three consecutive annual reviews resulting in findings of no dumping. We have challenged both the U.S. government’s OCTG sunset review decision, and the Department of Commerce’s decision not to revoke the order after the third consecutive no dumping finding before two different NAFTA panels. One of the panels decided not to revoke the decision in light of three consecutive negative findings subsequently upheld by the Department of Commerce. The other, initiated against the sunset review decision, has remanded the case to the Department of Commerce four times, and the case remains unresolved. Furthermore, the Mexican Government has filed a similar challenge before the WTO under the rules of the DSU.

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

In April 2007 and May 2007, the U.S. ITC voted to revoke antidumping duties on the imports of large diameter SL&P pipe from Mexico and on the imports of OCTG products from our seamless pipe manufacturing facility in Mexico, respectively.

•

Italy. OCTG exports by Tenaris from Italy to the United States have been subjected to antidumping duties of 49.78% and countervailing duties of 1.47%. Following its five-year review in July 2000, the U.S. government renewed these antidumping and countervailing duties for an additional five years. The five-year review of

SL&P exports from Italy to the United States, initiated in 2000, led to the elimination of the antidumping and countervailing duties on small diameter SL&P from Italy. A new sunset review is set to take place in June 2006. In December 2006 the U.S. government revoked the countervailing duties following a sunset review in which it found no likelihood of the continuation or recurrence of subsidized imports upon the lifting of the duties. In May 2007 the U.S. ITC voted to revoke the antidumping duties on imports of OCTG products from our seamless pipe manufacturing facility in Italy.

•

Japan. OCTG exports by NKKTubes to the United States have been subject to antidumping duties of 44.20% since August 1995. Following its five-year review in July 2000, the U.S. government renewed its antidumping duties for an additional five years. In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, with the exception of large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%. The U.S. government has also extended for additional five years its antidumping duties against small and large diameter seamless line pipe, standard and pressure pipe from Japan. In May 2007 the U.S. ITC voted to revoke the antidumping duties on imports of OCTG products from our seamless pipe manufacturing facility in Japan.

•

Romania: SL&P pipe exports to the United States from Romania have been subject to antidumping duties at a rate of 1.35% since August 2000. Subsequently, the U.S. government conducted administrative reviews in which it determined the appropriate level of antidumping duties to be zero percent during two consecutive years. During the third and fourth reviews, the U.S. government found the margin to be 15.15%, which is the current antidumping duty rate. In April 2006, the U.S. government has extended for additional five year the antidumping duties against small diameter seamless pipe, standard and pressure pipe from Romania. The decision has been appealed before the CIT.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into debt consolidation bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS70.2 million (approximately $23.0 million) at December 31, 2006 in taxes and penalties. We believe that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in our financial statements.

Asbestos-Related Litigation

As of December 31, 2006, our subsidiary Dalmine was subject to thirteen civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. The total claims pending against Dalmine were thirty-two (of which, three were covered by insurance). During 2006 two new claims were filed, four claims were dismissed and one claim was settled. At December 31, 2006 aggregate settlement costs for Tenaris were Euro 3.8 million.

In addition to the previously known 13 civil proceedings, 18 asbestos-related out-of-court claims and 1 civil party claim, 21 new asbestos-related out-of-court claims and 1 asbestos civil proceedings have been reported to Dalmine during 2007; no claims were dismissed or settled. Accordingly, as of March 31, 2007, the total asbestos-related claims pending against Dalmine were 54 (of which, 3 are covered by insurance). Aggregate settlement costs amount to Euro 3.8 million. Dalmine estimates that its potential liability in connection with the claims above that are not yet settled is approximately Euro 20.4 million ($ 27.2 million) of which Euro 7.8 million ($10.4 million) relate to the claims and proceedings reported to Dalmine during 2007.

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is uncertain as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed cannot be determined at this time.

Other Proceedings

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

Dividend Policy

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends has to be determined by a majority vote of our shareholders, generally, but not necessarily, based on the recommendation of our board of directors. Our controlling shareholder has the discretion to determine the amount and payment of future dividends. All shares of our capital stock rank pari passu with respect to the payment of dividends.

On May 25, 2005, the Company’s shareholders approved a cash dividend in the amount of $0.169 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $200 million. The cash dividend was paid on June 13, 2005.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. We paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

The Company conducts and will continue to conduct all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors—Risks Relating to Our Business.” The Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2006, the Company’s legal reserve represented 10% of its share capital.

Furthermore, as long as the outstanding amount under the Company’s syndicated loan facility for the Hydril acquisition is equal to or higher than $1 billion, we may not distribute dividends in excess of the greater of $475 million and 25% of the consolidated operating profit for the previous fiscal year.

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

As of May 31, 2007, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 31, 2007, a total of 239,198,588 shares were registered in the name of the depositary for the Company’s ADR program. On May 31, 2007, the closing sales price for the Company’s ADSs on the NYSE was $49.65, its shares on the Italian Stock Exchange was €18.20, on the Buenos Aires Stock Exchange was ARS75.10 and on the Mexico Stock Exchange was MXP265.49.

New York Stock Exchange

As of May 31, 2007, a total of 119,599,294 ADSs were registered of record. Each ADSs represents 2 shares of the Company’s stock. JPMorgan Chase, as successor to Morgan Guaranty Trust Company of New York, or Morgan Guaranty, acts as the Company’s depositary for issuing ADRs evidencing the ADSs. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE (“Source: Bloomberg LP”).

	Price per ADS
2002	High	Low
December	3.87	3.50

	Price per ADS
2003	High	Low
Full year	6.66	3.86

	Price per ADS
2004	High	Low
Full year	10.29	5.62

	Price per ADS
2005	High	Low
First quarter	13.39	9.04
Second quarter	16.02	10.70
Third quarter	27.71	15.70
Fourth quarter	28.58	20.97
Full year	28.58	9.04

	Price per ADS
2006	High	Low
First quarter	37.25	24.42
Second quarter*	48.26	31.85
Third quarter	40.95	34.32
Fourth quarter	51.02	34.05
Full year	51.02	24.42

	Price per ADS
Last Six Months	High	Low
December 2006	51.02	45.52
January 2007	50.35	46.15
February 2007	48.20	44.46
March 2007	46.66	41.48
April 2007	48.59	46.14
May 2007	49.65	43.50

*	The ratio of ordinary shares per ADS was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares in April 2006. Prices for the ADSs before this date have been restated using the new ratio.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), traded on the Italian Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2002	High	Low
December	1.84	1.51

	Price per Share
2003	High	Low
Full year	2.64	1.79

	Price per Share
2004	High	Low
Full year	3.92	2.39

	Price per Share
2005	High	Low
First quarter	4.97	3.37
Second quarter	6.58	4.13
Third quarter	11.35	6.44
Fourth quarter	11.74	8.48
Full year	11.74	3.37

	Price per Share
2006	High	Low
First quarter	15.30	10.03
Second quarter	18.72	12.84
Third quarter	15.99	13.47
Fourth quarter	19.63	13.54
Full year	19.63	10.03

	Price per Share
Last Six Months	High	Low
December 2006	19.63	17.12
January 2007	19.40	17.87
February 2007	18.46	17.22
March 2007	17.49	15.66
April 2007	17.89	17.12
May 2007	18.20	16.20

The Italian Stock Exchange, managed by Borsa Italiana, S.p.A., was founded in 1997 following the privatization of the exchange and became operational on January 2, 1998.

Borsa Italiana S.p.A. organizes and manages the Italian Stock Exchange with the participation of nearly 130 domestic and international brokers who operate in Italy or from abroad through remote membership, using a completely electronic trading system for the real-time execution of trades. Blue-chip securities shall be traded using the auction and continuous trading method from 8:00 A.M. to 5:35 P.M. each business day.

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in nominal Argentine pesos per share), traded on the Buenos Aires Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2002	High	Low
December	6.95	6.40

	Price per Share
2003	High	Low
Full year	9.86	6.35

	Price per Share
2004	High	Low
Full year	15.05	8.15

	Price per Share
2005	High	Low
First quarter	19.65	13.35
Second quarter	23.10	15.35
Third quarter	40.00	22.45
Fourth quarter	41.05	31.55
Full year	41.05	13.35

	Price per Share
2006	High	Low
First quarter	57.15	36.45
Second quarter	72.30	49.20
Third quarter	62.85	53.00
Fourth quarter	75.60	53.00
Full year	75.60	36.45

	Price per Share
Last Six Months	High	Low
December 2006	75.60	69.30
January 2007	76.10	70.10
February 2007	74.00	68.30
March 2007	71.60	63.70
April 2007	73.90	70.70
May 2007	75.10	67.00

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

	Price per Share
2002	High	Low
December	19.80	17.85

	Price per Share
2003	High	Low
Full year	36.00	19.81

	Price per Share
2004	High	Low
Full year	57.35	33.00

	Price per Share
2005	High	Low
First quarter	73.65	51.95
Second quarter	82.28	61.50
Third quarter	150.00	84.00
Fourth quarter	152.00	113.20
Full year	152.00	51.95

	Price per Share
2006	High	Low
First quarter	200.52	130.31
Second quarter	258.50	187.00
Third quarter	229.60	190.00
Fourth quarter	276.50	189.70
Full year	276.50	130.31

	Price per Share
Last Six Months	High	Low
December 2006	276.50	250.85
January 2007	274.71	255.00
February 2007	266.86	254.26
March 2007	257.30	233.00
April 2007	266.03	252.11
May 2007	265.49	236.64

The Mexican Stock Exchange is the only stock exchange in Mexico. Trading on the Mexican Stock Exchange is conducted electronically from 8:30 A.M. to 3:00 P.M. each business day.

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

General

The following is a summary of certain rights of holders of the Company’s shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States of America. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read our articles of association, which is an exhibit to this annual report.

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

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of $1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 31, 2007. All shares are fully paid.

The authorized share capital is fixed by our articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. There are no redemption or sinking fund provisions in the articles of association.

Our articles of association authorize the board of directors for a period of five years following (the) publication of the authorization in the Luxembourg official gazette to increase from time to time its issued share capital in whole or in part within the limits of the authorized capital. On June 6, 2007, the shareholders renewed this authority for an additional five years. Accordingly, until 2012, the Company’s board of directors may issue, without further authorization, up to 1,319,463,170 additional shares. Under its articles of association, any issuance of new shares of the Company pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued shares, except:

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

Change in Control

Our articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.

There are no rights associated with the Company’s shares other than those described above.

C.	Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company”.

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

Venezuela

Venezuela imposed the current system of exchange rate controls in 2003. The Foreign Currency Administration Commission, or CADIVI, was created for the purpose of administering the new exchange control regime. Under the current exchange control regime, all purchases and sales of foreign currencies must take place with the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan Central Bank, is responsible for setting the official exchange rates between the Venezuelan Bolivar and the U.S. dollar and other currencies. Currently, the exchange of the Bolivar, which was last set in March 2005, is fixed at Bs. 2150 to the U.S. dollar for purchase operations.

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. The Argentine Central Bank has since intervened actively to keep the peso from appreciating in real terms. In order to reduce volatility in the exchange rate several rules and regulations have been introduced by the Argentine Government since the Public Emergency Law of January 2002. The following limitations apply to the transfer of currency in and out of Argentina:

•

inflows for the purpose of investments in the capital markets must post a non-transferable, non-remunerative deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•

inflows and outflows of foreign currency into the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•

funds from export revenues or financial loans received which are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.

Some of these requirements do not apply to foreign trade and export finance related transactions nor to the primary placement of publicly traded securities listed in one or more exchange markets.

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

Holding company status

The tax treatment described below results from the tax status of the Company as a holding company under the law of July 31, 1929 and the “billionaire” provisions relating thereto.

Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including us– are entitled to continue benefiting from their current tax regime until December 31, 2010.

Ownership and disposition of the Company’s ADSs

Holders of the Company’s ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

•

individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

•

non-resident holders are taxed with respect to the disposition of the Company’s ADSs held for six months or less if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

•

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Income Tax Treaty between Luxembourg and the United States (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Subject to certain limitations, any Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

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

We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2006 and 2005 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2006	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	2,134	1,425	1,384	1,314	13,633	19,890
Floating rate	—	802,363	924,044	568,339	506,379	36,031	2,837,156

Current Debt
Fixed rate	222,610	—	—	—	—	—	222,610
Floating rate	571,587	—	—	—	—	—	571,587

	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

At December 31, 2005	Expected maturity date
	2006	2007	2008	2009	2010	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	5,235	7,043	6,638	6,796	20,398	46,110
Floating rate	—	151,286	201,635	153,444	81,725	43,912	632,002

Current Debt
Fixed rate	112,064	—	—	—	—	—	112,064
Floating rate	220,116	—	—	—	—	—	220,116

	332,180	156,521	208,678	160,082	88,521	64,310	1,010,292

(1)	As most borrowings are based on floating rates that approximate market rates, or contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2006 and 2005. These rates reflect the upward trend in the reference rates.

	2006	2005
Bank borrowings	6.12%	5.14%
Debentures and other loans	5.50%	4.51%
Finance lease liabilities	3.71%	3.14%

Total Debt by Currency at December 31, 2006:

	Functional Currency
	US$	MXP	EUR	CAD	VEB	COP	BRL	JPY	RON	Total
	(in thousands of U.S. dollars)
Debt denominated in:
US$	2,015,420	1,028,622	241,266	101,603	58,527	28,998	3,656	—	860	3,478,952
EUR	30	—	115,776	—	—	—	—	—	6,123	121,929
BRL	—	—	—	—	—	—	25,938	—	—	25,938
JPY	—	—	—	—	—	—	—	17,539	—	17,539
Other	5,206	—	—	857	13	807	—	—	2	6,885

	2,020,656	1,028,622	357,042	102,460	58,540	29,805	29,594	17,539	6,985	3,651,243

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. At December 31, 2006, we had long-term variable interest rate debt of $2,837,156 and short-term variable interest rate debt of $571,587. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

On certain occasions, we have entered into interest rate derivative instruments in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Swaps

At December 31, 2006 and 2005, we had variable interest rate swap arrangements according to the following schedule:

At December 31, 2006	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (EUR)	16,102	(232)
Average pay rate	5.17%
Average receive rate	Euribor 6M

At December 31, 2005	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (EUR)	28,736	(921)
Average pay rate	4.92%
Average receive rate	Euribor 6M

Contract Amount (US$)	100,000	2,228
Average pay rate	3.96%
Average receive rate	Libor 3M

Interest Rate Collars

At December 31, 2006 and 2005 we had variable interest rate collar agreements according to the following schedule:

At December 31, 2006	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (US$)	1,500,000	712
Average floor	4.33%
Average cap	5.40%
Reference rate	Libor 6M

At December 31, 2005	Total	Fair Value
	(in thousands of U.S. dollars)
Variable to fixed
Contract Amount (US$)	200,000	1,413
Average floor	3.91%
Average cap	4.29%
Average Step Out	6.00%
Reference rate	Libor 3M

In April 2006, as cash and equivalents exceeded debt, interest rate derivatives (swaps and collars) for an aggregate notional amount of $300 million were unwound, resulting in a positive cash inflow of $ 6.4 million.

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

Foreign Currency Derivative Contracts

At December 31, 2006 and 2005, Tenaris was party to foreign currency forward agreements as detailed below.

At December 31, 2006	2007	2008	Total	Fair Value
	(in thousands of U.S. dollars)
Forwards

US$/Euro(Euro forward purchases)
Contract Amount	6,519	5,334	11,853	870
Average contractual Exchange rate	1.2297	1.2297	1.2297

JPY/US$ (Japanese forward purchases)
Contract Amount	97,889		97,889	(1,229)
Average contractual Exchange rate	116.5347		116.5347

CAD/US$ (Canadian dollar forward sales)
Contract Amount	(39,648)		(39,648)	318
Average contractual Exchange rate	1.1555		1.1555

ARS/US$ (Argentine peso forward sales)
Contract Amount	(15,680)		(15,680)	(359)
Average contractual Exchange rate	3.1194		3.1194

KWD/US$ (Kuwaiti Dinar forward sales)

Contract Amount	(73,213)		(73,213)	(370)

Average contractual Exchange rate	0.2910		0.2910

At December 31, 2005	2006	2007	2008	Total	Fair Value
	(in thousands of U.S. dollars)
Forwards

US$/Euro(Euro forward purchases)
Contract Amount	28,319	5,840	4,778	38,937	(1,502)
Average contractual Exchange rate	1.2499	1.2297	1.2297	1.2444

JPY/US$ (Japanese forward purchases)
Contract Amount	130,319			130,319	(3,579)
Average contractual Exchange rate	113.7017			113.7017

BRL/US$ (Brazilian real forward sales)
Contract Amount	(6,410)			(6,410)	8
Average contractual Exchange rate	2.3815			2.3815

ARS/US$ (Argentine peso forward purchases)
Contract Amount	59,324			59,324	(2,186)
Average contractual Exchange rate	3.0031			3.0031

KWD/US$ (Kuwaiti Dinar forward sales)
Contract Amount	(39,739)			(39,739)	(118)
Average contractual Exchange rate	0.2951			0.2951

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost as of the trade date and subsequently remeasured at fair value. As a general rule, we recognize the full amount related to the change in fair value of derivative financial instruments under financial results in the current period.

Beginning January 1, 2006, we have adopted hedge accounting treatment, as stated in IAS 39, for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in shareholders equity. Amounts accumulated in shareholders equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, we document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At December 31, 2006, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to $2.1 million.

We do not hold or issue derivative financial instruments for speculative trading purposes.

Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2006.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

Commodity Price Sensitivity

We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk. In the past we have occasionally used commodity derivative instruments to hedge certain fluctuations in the market prices of raw material and energy.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with International Financial Reporting Standards, including the reconciliations required under US GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2006, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Maverick Tube Corporation and its subsidiaries, which were acquired in a purchase business combination in October 2006. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, US$ 4.257 million of total assets and US$ 432 million of total revenues.

Management’s assessment of the effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2006 has been audited by Price Waterhouse & Co SRL, an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

Changes in internal control over financial reporting

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

Fees Paid to the Company’s Principal Accountant

In 2006 and 2005 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2006 and 2005 are detailed below.

	For the year ended Dec. 31,
Thousands of U.S. dollars	2006	2005
Audit Fees	4,282	2,325
Audit-Related Fees	211	1,037
Tax Fees	54	191
All Other Fees	—	—

Total	4,548	3,553

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

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

Tax Fees

Tax fees paid for tax compliance professional services.

All Other Fees

In 2006 and 2005, PricewaterhouseCoopers did not perform any services other than those described above.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegates to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2006 or 2005.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934).

In 2005, to our knowledge, the following purchases of our equity securities were carried out by San Faustín, an “affiliated purchaser”:

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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-62 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 6, 2007

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank as amended*

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769) and its Amendment No. 1 is incorporated by reference to the Registration Statement on Form F-6 EF, filed by Tenaris S.A. on April 10, 2006 (File No. 333-133159).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

TENARIS S.A.

Index to financial statements

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

We have completed an integrated audit of Tenaris S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 34 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in “Management’s Report on Internal Control Over Financial Reporting” appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Report on Internal Control Over Financial Reporting” management has excluded Maverick Tube Corporation (and its subsidiaries) from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company in a purchase business combination in October 2006. We have also excluded Maverick Tube Corporation (and its subsidiaries) from our audit of internal control over financial reporting. Maverick Tube Corporation (and its subsidiaries) is a wholly-owned subsidiary whose total assets and total revenues, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, amount to $ 4,257 million and $ 432 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

Buenos Aires, June 28, 2007

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Daniel A. López Lado (Partner)
Daniel A. López Lado

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	2006	2005	2004
Continuing operations
Net sales	1	7,727,745	6,209,791	3,718,193
Cost of sales	2	(3,884,226)	(3,429,365)	(2,378,474)

Gross profit		3,843,519	2,780,426	1,339,719
Selling, general and administrative expenses	3	(1,054,806)	(832,315)	(661,226)
Other operating income	5 (i)	13,077	12,396	152,591
Other operating expenses	5 (ii)	(9,304)	(14,595)	(25,426)

Operating income		2,792,486	1,945,912	805,658
Interest income	6	60,798	23,815	14,236
Interest expense	6	(92,576)	(52,629)	(46,161)
Other financial results	6	26,826	(79,772)	38,304

Income before equity in earnings of associated companies and income tax		2,787,534	1,837,326	812,037
Equity in earnings of associated companies	7	94,667	117,377	206,141

Income before income tax		2,882,201	1,954,703	1,018,178
Income tax	8	(869,977)	(567,368)	(217,226)

Income for continuing operations		2,012,224	1,387,335	800,952

Discontinued operations (see Note 30)
Income (loss) for discontinued operations		47,180	(3)	4,029

Income for the Year		2,059,404	1,387,332	804,981

Attributable to (1):
Equity holders of the Company		1,945,314	1,277,547	784,703
Minority interest		114,090	109,785	20,278

		2,059,404	1,387,332	804,981

Earnings per share attributable to the equity holders of the Company during year

Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,507

Earnings per share (U.S. dollars per share)	9	1.65	1.08	0.66

Earnings per ADS (U.S. dollars per ADS)	9	3.30	2.16	1.33

(1)	Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards (“IFRS”) in effect. For years beginning on or after January 1, 2005, International Accounting Standards (“IAS”) 1 (revised) requires that income for the year as shown on the income statement to not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2006		At December 31, 2005
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,939,241		2,230,038
Intangible assets, net	11	2,844,498		159,099
Investments in associated companies	12	422,958		257,234
Other investments	13	26,834		25,647
Deferred tax assets	21	291,641		194,874
Receivables	14	41,238	6,566,410	65,852	2,932,744

Current assets
Inventories	15	2,372,308		1,376,113
Receivables and prepayments	16	272,632		143,282
Current tax assets	17	202,718		102,455
Trade receivables	18	1,625,241		1,324,171
Other investments	19	183,604		119,907
Cash and cash equivalents	19	1,372,329	6,028,832	707,356	3,773,284

Total assets			12,595,242		6,706,028

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		3,954		(59,743)
Other reserves		28,757		2,718
Retained earnings		3,397,584	5,338,619	1,656,503	3,507,802

Minority interest			363,011		268,071

Total equity			5,701,630		3,775,873

LIABILITIES
Non-current liabilities
Borrowings	20	2,857,046		678,112
Deferred tax liabilities	21	991,945		353,395
Other liabilities	22(i)	186,724		154,378
Provisions	23(ii)	92,027		43,964
Trade payables		366	4,128,108	1,205	1,231,054

Current liabilities
Borrowings	20	794,197		332,180
Current tax liabilities		565,985		452,534
Other liabilities	22(ii)	187,701		138,875
Provisions	24(ii)	26,645		36,945
Customer advances		352,717		113,243
Trade payables		838,259	2,765,504	625,324	1,699,101

Total liabilities			6,893,612		2,930,155

Total equity and liabilities			12,595,242		6,706,028

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency translation adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total
Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	—	—	—	63,697	—	—	15,225	78,922
Change in equity reserves (See section III C and Note 28 (c))	—	—	—	—	26,039	—	—	26,039
Acquisition of minority interest	—	—	—	—	—	—	(11,181)	(11,181)
Dividends paid in cash	—	—	—	—	—	(204,233)	(23,194)	(227,427)
Income for the period	—	—	—	—	—	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

(*)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONT’D.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Note 1)	—	—	—	—	—	—	110,775	—	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	728,313	165,271	2,771,970
Currency translation differences	—	—	—	—	(29,723)	—	—	7,180	(22,543)
Increase in equity reserves in Ternium	—	—	—	—	—	2,718	—	—	2,718
Acquisition of minority interest	—	—	—	—	—	—	—	153	153
Dividends paid in cash	—	—	—	(82)	—	—	(349,357)	(14,318)	(363,757)
Income for the period	—	—	—	—	—	—	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	—	(59,743)	2,718	1,656,503	268,071	3,775,873

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency translation adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2004	1,180,288	118,029	609,269	96,555	(34,194)	—	(128,667)	119,984	1,961,264
Currency translation differences	—	—	—	—	4,174	—	—	9,478	13,652
Capital increase and acquisition of minority interest	249	25	464	82	—	—	—	20,457	21,277
Dividends paid in cash	—	—	—	(96,555)	—	—	(38,498)	(4,926)	(139,979)
Income for the period	—	—	—	—	—	—	784,703	20,278	804,981

Balance at December 31, 2004	1,180,537	118,054	609,733	82	(30,020)	—	617,538	165,271	2,661,195

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

(all amounts in thousands of U.S. dollars)	Note	Year ended December 31,
		2006	2005	2004
Cash flows from operating activities
Income for the year		2,059,404	1,387,332	804,981
Adjustments for:
Depreciation and amortization	10 & 11	255,004	214,227	208,119
Income tax accruals less payments	29 (ii)	56,836	149,487	44,659
Equity in earnings of associated companies		(94,667)	(117,377)	(206,037)
Interest accruals less payments, net	29 (iii)	21,909	1,919	16,973
Income from disposal of investment and others		(46,481)	—	11,705
Changes in provisions		8,894	6,497	11,455
Proceeds from Fintecna arbitration award net of BHP settlement		—	66,594	(126,126)
Changes in working capital (1)	29 (i)	(469,517)	(433,939)	(621,187)
Other, including currency translation adjustment		19,474	20,583	(46,254)

Net cash provided by operating activities		1,810,856	1,295,323	98,288

Cash flows from investing activities
Capital expenditures	10 & 11	(441,472)	(284,474)	(183,312)
Acquisitions of subsidiaries	28	(2,387,249)	(48,292)	(97,595)
Proceeds from disposal of subsidiary		52,995	—	—
Convertible loan to associated companies		—	(40,358)	—
Proceeds from disposal of property, plant and equipment and intangible assets		15,347	9,995	12,054
Dividends and distributions received from associated companies	12	—	59,127	48,598
Changes in restricted bank deposits		2,027	11,452	(13,500)
Reimbursement from trust funds		—	(119,907)	—
Changes in investments in short terms securities		(63,697)	119,666	20,359

Net cash used in investing activities		(2,822,049)	(292,791)	(213,396)

Cash flows from financing activities
Dividends paid		(204,233)	(349,439)	(135,053)
Dividends paid to minority interest in subsidiaries		(23,194)	(14,318)	(31)
Proceeds from borrowings		3,033,230	1,222,861	632,095
Repayments of borrowings		(1,105,098)	(1,463,233)	(326,453)

Net cash provided by (used) in financing activities		1,700,705	(604,129)	170,558

Increase in cash and cash equivalents		689,512	398,403	55,450
Movement in cash and cash equivalents
At the beginning of the period		680,591	293,824	238,030
Effect of exchange rate changes		(5,095)	(11,636)	344
Increase in cash and cash equivalents		689,512	398,403	55,450

At December 31,	29 (iv)	1,365,008	680,591	293,824

(1)	In 2004, includes $55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments non current
L	Shareholders’ Equity	14	Receivables non current
M	Borrowings	15	Inventories
N	Income taxes - Current and Deferred	16	Receivables and prepayments
O	Employee - related liabilities	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Derivative financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
III.	FINANCIAL RISK MANAGEMENT	25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS	27	Ordinary shares and share premium
		28	Business combinations and other acquisitions
		29	Cash flow disclosures
		30	Discontinued operations
		31	Related party transactions
		32	Principal subsidiaries
		33	Reconciliation of net income and shareholders’ equity to US GAAP
		34	Other significant US GAAP disclosure requirements

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s subsidiaries is included in Note 32.

The Company’s shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s American Depositary Securities trade on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Company’s Board of Directors on February 28, 2007.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the consolidated income statement under Financial results.

See Note 32 for the list of the consolidated subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

B	Group accounting (Cont’d.)

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for under the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2006, Tenaris held 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering of its shares on February 1, 2006, listing its shares on the New York Stock Exchange.

See Note 12 for a list of principal associated companies.

C	Segment information

Until September 30, 2006 Tenaris reported under four business segments: Seamless, Welded and Other Metallic Products, Energy and Other. The acquisition of Maverick Tube Corporation and its subsidiaries (“Maverick”) on October 5, 2006, and the sale of a significant ownership in Dalmine Energie on December 1, 2006 led to a reassessment in the definition of operating segments previously used by Tenaris. Together with the reassessment, Tenaris early adopted IFRS 8 “Operating Segments” as from the year ended December 31, 2006.

As from these Financial Statements, Tenaris changed its segment reporting into three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist in the production and selling of both seamless and welded steel tubular products mainly for energy and industrial applications.

The Projects segment includes the operations that consist in the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes the operations that consist in the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed our internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Comparative amounts have been re-presented to conform to new disclosure.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

C	Segment information (Cont’d.)

Tenaris groups its geographical information in five areas: South America, Europe, North America, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are attributable to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D	Foreign Currency Translation

(1)	Functional currency

IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional currency of Tenaris S.A. is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations. Generally, the functional currency of Tenaris’s subsidiaries is the respective local currency. Tenaris Argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•

Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;

•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Company’s distributing subsidiaries and intermediate holding subsidiaries also use the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

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

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial results in the income statement.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

E	Property, plant and equipment (Cont’d.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

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

Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.

Management’s reestimation of assets useful lives, performed in accordance with IAS 16, did not materially affect depreciation expenses for 2006.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the income statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Tenaris’ share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these financial statements. Goodwill is included in ‘Intangible assets, net’ on the balance sheet.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

F	Intangible assets (Cont’d.)

(1)	Goodwill (Cont’d.)

During 2004 International Financial Reporting Standard (IFRS) 3, “Business Combinations” was issued, which was applied by Tenaris for all business combinations that occurred after March 31, 2004.

As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, Tenaris ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the year ended December 31, 2004 amounted to $9.4 million.

Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, Intangible Assets, and IAS 36, Impairment of Assets, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company’s equity at January 1, 2005. Amortization of negative goodwill in income amounted to $9.0 million in the year ended December 31, 2004.

(2)	Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.

(3)	Licenses, patent and trademarks

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 3 years.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as cost of sales in the income statement as incurred. Research and development expenditures included in cost of sales for the years 2006, 2005 and 2004 totaled $46.9 million , $34.7 million and $26.3 million, respectively.

(5)	Customer relationships intangible asset acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick, as further disclosed in Note 28.

Customer relationships are amortized over a useful average life of approximately 14 years.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

G	Impairment of non financial assets

In accordance with IFRS 3 (Business Combinations) and the related revised versions of IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets), long-lived assets, including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into cash generating units (CGUs). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at discount rates that reflects specific country and currency risks.

H	Other Investments

Other investments consist primarily of investments in financial debt instruments.

All of Tenaris investments are classified as financial assets “at fair value through profit or loss”. As explained in section IV, Tenaris applied the transition provisions of IAS 39 and designated as “financial assets carried at fair value through profit or loss” the investments that were previously recognized as “available-for-sale”.

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Income from financial investments is recognized in Financial results in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method.

The fair values of quoted investments are based on current mid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates fair value by using standard valuation techniques.

I	Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories item by item or by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J	Trade receivables

Trade receivables are recognized initially at fair value, generally original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

L	Shareholders’ Equity

(1)	Basis of presentation

The consolidated statement of changes in equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS;

(2)	Share Capital

Ordinary shares are classified as equity.

(3)	Dividends Paid by Tenaris to Shareholders

Dividends payable are recorded in Tenaris’ financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26.

M	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N	Income Taxes – Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

N	Income Taxes – Current and Deferred (Cont.)

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

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

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Benefits provided under one of Tenaris’s plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

In its newly acquired Canadian subsidiary (Prudential Steel Ltd.) Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans that cover substantially all of the employees of its company. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

O	Employee-related liabilities (Cont.)

(c)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

P	Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q	Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R	Revenue recognition

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

S	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

T	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

U	Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, “Financial Risk Management”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A.	Financial Risk Factors

(i)	Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of Tenaris’ foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in accordance with IFRS may not reflect management’s assessment of its foreign exchange risk hedging program.

(ii)	Interest rate risk management

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

(iii)	Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2006.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. Tenaris has established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.

(iv)	Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. Tenaris also has committed credit facilities and has access to the market for adequately backup its short-term working capital needs.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

B.	Fair value estimation

For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered.

Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rate. As a result, the fair value of Tenaris’ borrowings approximates its current amounts and is not disclosed separately.

C.	Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income for the year.

Beginning January 1, 2006, Tenaris has adopted hedge accounting treatment, as established by IAS 39, for certain qualifying derivative financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, ´Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2006, the effective portion of designated cash flow hedges amounts to $2.1 million and is included in Other Reserves in equity.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris

IFRS 8 “Operating Segments” replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

Interpretations and amendments to published standards effective in 2006

(a)	IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board (“IASB”) issued International Accounting Standard No. 19, “Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)” (“IAS 19”). IAS 19 gives entities the option to recognize actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As Tenaris does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, this amendment did not impact in the Company Financial Statements.

(b)	IAS 21, The Effects of Changes in Foreign Exchange Rates—Net Investment in Foreign Operations

In December 2005, the IASB issued an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates—Net Investment in Foreign Operations. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations. As per the amendment, the entity that has a monetary item that is, in substance, a part of the entity’s net investment in that foreign operation may be any subsidiary of the group. Exchange differences on such monetary items are reclassified to the separate component of equity in the financial statements that include the foreign operation and the reporting entity. The application of this amendment from January 1, 2006 did not have a material impact in the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a)	IFRS 7, Financial Instruments: Disclosure, and a complementary amendment to IAS 1, presentation of financial statements – Capital disclosure

IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. Tenaris will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.

(b)	IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract.

(c)	IFRIC 10, Interim Financial Reporting and Impairment

Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed.

Tenaris will apply IFRIC 10 from January 1, 2007, but it is not expected to have any impact on the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2006
Net sales	6,824,338	453,536	449,871	—	7,727,745	503,051
Cost of sales	(3,231,568)	(326,402)	(326,256)	—	(3,884,226)	(486,312)

Gross profit	3,592,770	127,134	123,615	—	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)		(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	—	3,773	2,469

Operating income	2,670,464	56,337	65,685	—	2,792,486	11,183
Segment assets	10,807,344	803,060	561,879	422,959	12,595,242	—
Segment liabilities	6,242,969	448,493	202,150	—	6,893,612	—
Capital expenditures	408,965	23,979	7,507	—	440,451	1,021
Acquisition of property, plant and equipment and intangible assets due to business combination	3,178,735	—	—	—	3,178,735
Depreciation and amortization	220,368	19,345	13,394	—	253,107	1,897

Year ended December 31, 2005
Net sales	5,123,975	789,989	295,827	—	6,209,791	526,406
Cost of sales	(2,720,719)	(520,404)	(188,242)	—	(3,429,365)	(513,393)

Gross profit	2,403,256	269,585	107,585	—	2,780,426	13,013
Selling, general and administrative expenses	(699,817)	(88,422)	(44,076)	—	(832,315)	(10,259)
Other operating income (expenses), net	(1,908)	(1,587)	1,296	—	(2,199)	(220)

Operating income	1,701,531	179,576	64,805	—	1,945,912	2,534
Segment assets	5,404,745	540,187	356,843	257,234	6,559,009	147,019
Segment liabilities	2,414,899	212,917	178,049	—	2,805,865	124,290
Capital expenditures	252,974	25,101	5,020	—	283,095	1,379
Acquisition of property, plant and equipment and intangible assets due to business combination	67,980	—	—	—	67,980	—
Depreciation and amortization	182,478	15,545	13,690	—	211,713	2,514

Year ended December 31, 2004
Net sales	3,273,267	280,082	164,844	—	3,718,193	417,870
Cost of sales	(2,075,151)	(184,767)	(118,556)	—	(2,378,474)	(398,462)

Gross profit	1,198,116	95,315	46,288	—	1,339,719	19,408
Selling, general and administrative expenses	(571,871)	(58,317)	(31,038)	—	(661,226)	(11,223)
Other operating income (expenses), net	124,764	(2)	2,403	—	127,165	(325)

Operating income	751,009	36,996	17,653	—	805,658	7,860
Segment assets	4,626,329	508,841	305,821	99,451	5,540,442	121,846
Segment liabilities	2,435,933	309,470	133,644	—	2,879,047	122,046
Capital expenditures	149,326	23,276	9,272	—	181,874	1,438
Acquisition of property, plant and equipment and intangible assets due to business combination	191,097	—	—	—	191,097	—
Depreciation and amortization	185,118	12,082	7,365	—	204,565	3,554

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to tubes units for $88,118, $41,163 and $36,765 in 2006, 2005 and 2004, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

1	Segment information (Cont’d.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	—	7,727,745	503,051
Total assets	6,334,226	2,780,977	2,045,856	623,572	387,652	422,959	12,595,242	—
Trade receivables	425,734	189,779	392,060	519,022	98,646	—	1,625,241	—
Property, plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	—	2,939,241	—
Capital expenditures	121,976	145,956	137,608	367	34,544	—	440,451	1,021
Acquisition of property, plant and equipment and intangible assets due to business combination	3,096,445	73,426	8,864	—	—	—	3,178,735	—
Depreciation and amortization	98,967	90,224	57,037	780	6,099	—	253,107	1,897

Year ended December 31, 2005
Net sales	1,708,126	1,823,735	1,043,801	959,020	675,109	—	6,209,791	526,406
Total assets	2,213,075	2,089,419	1,355,615	289,363	354,303	257,234	6,559,009	147,019
Trade receivables	310,153	358,859	147,983	255,379	134,402	—	1,206,776	117,395
Property, plant and equipment, net	787,937	740,391	643,656	3,583	49,235	—	2,224,802	5,236
Capital expenditures	64,274	109,180	103,286	1,498	4,857	—	283,095	1,379
Acquisition of property, plant and equipment and intangible assets due to business combination	—	—	67,980	—	—	—	67,980	—
Depreciation and amortization	49,038	87,430	68,608	404	6,233	—	211,713	2,514

Year ended December 31, 2004
Net sales	1,140,326	824,800	818,925	524,874	409,268	—	3,718,193	417,870
Total assets	1,596,464	1,771,318	1,686,529	109,266	277,414	99,451	5,540,442	121,846
Trade receivables	295,896	143,731	254,642	81,369	69,307	—	844,945	91,986
Property, plant and equipment, net	737,507	728,468	629,759	4,645	58,042	—	2,158,421	6,180
Capital expenditures	64,845	83,003	28,256	2,257	3,513	—	181,874	1,438
Acquisition of property, plant and equipment and intangible assets due to business combination	—	121,145	69,952	—	—	—	191,097	—
Depreciation and amortization	41,986	89,934	64,878	35	7,732	—	204,565	3,554

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The South American segment comprises principally Argentina, Brazil and Venezuela. The European segment comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom,. The North American segment comprises Canada, Mexico and USA. The Middle East and Africa segment comprises principally Egypt, Nigeria, Saudi Arabia and United Arab Emirates. The Far East and Oceania segment comprises principally China, Indonesia, Japan and South Korea.

(*)	Corresponds to Dalmine Energie operations.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Inventories at the beginning of the year	1,376,113	1,269,470	831,879

Plus: Charges of the year
Raw materials, energy, consumables and other	3,514,396	2,954,580	2,244,073
Increase in inventory due to business combinations	592,341	5,500	25,278
Services and fees	384,223	324,799	259,025
Labor cost	512,854	420,714	369,681
Depreciation of property, plant and equipment	187,564	182,696	174,880
Amortization of intangible assets	2,738	5,025	12,748
Maintenance expenses	120,664	99,171	82,323
Provisions for contingencies	(87)	200	994
Allowance for obsolescence	(8,006)	20,303	23,167
Taxes	4,568	3,170	3,088
Other	55,478	33,243	19,270

	5,366,733	4,049,401	3,214,527
Less: Inventories at the end of the year	(2,372,308)	(1,376,113)	(1,269,470)

	4,370,538	3,942,758	2,776,936

From Discontinued operations	(486,312)	(513,393)	(398,462)

	3,884,226	3,429,365	2,378,474

3	Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Services and fees	133,304	122,953	121,269
Labor cost	279,768	214,216	157,114
Depreciation of property, plant and equipment	9,926	10,319	10,218
Amortization of intangible assets	54,776	16,187	10,273
Commissions, freight and other selling expenses	361,655	298,101	250,085
Provisions for contingencies	13,881	14,855	12,142
Allowances for doubtful accounts	1,199	7,069	7,187
Taxes	122,789	93,782	59,256
Other	85,533	65,092	44,905

	1,062,831	842,574	672,449
From Discontinued operations	(8,025)	(10,259)	(11,223)

	1,054,806	832,315	661,226

4	Labor costs (included in Cost of sales and Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
Wages, salaries and social security costs	778,573	622,523	509,572
Employees’ severance indemnity	11,588	10,617	12,907
Pension benefits—defined benefit plans	2,461	1,790	4,316

	792,622	634,930	526,795
From Discontinued operations	(4,898)	(5,356)	(3,673)

	787,724	629,574	523,122

At the year-end, the number of employees was 21,751 in 2006, 17,693 in 2005 and 16,447 in 2004.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

5	Other operating items

Year ended December 31,
(all amounts in thousands of U.S. dollars)	2006	2005	2004
(i)	Other operating income

Reimbursement from insurance companies and other third parties	1,611	1,966	3,165
Net income from other sales	4,512	5,767	16,063
Net income from sale of investments	6,933	—	—
Net rents	2,490	2,501	1,362
Fintecna arbitration award, net of legal expenses, related to BHP proceedings	—	1,752	123,000
Power plants - reimbursement from supplier	—	—	9,001
Other	—	410	—

	15,546	12,396	152,591
From Discontinued operations	(2,469)	—	—

	13,077	12,396	152,591

(ii)	Other operating expenses

Contributions to welfare projects and non-profits organizations	4,463	2,532	2,290
Provisions for legal claims and contingencies	—	8,694	—
Loss on disposal of fixed assets and material supplies	1,424	2,146	—
Allowance for doubtful receivables	(375)	1,443	2,104
Power plants - impairment and associated charges	—	—	18,447
Other	3,792	—	2,910

	9,304	14,815	25,751
From Discontinued operations	—	(220)	(325)

	9,304	14,595	25,426

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2006	2005	2004
Interest income	61,401	24,268	14,247
Interest expense	(93,638)	(53,504)	(46,930)

Interest net	(32,237)	(29,236)	(32,683)

Net foreign exchange transaction gains/(losses)	29,129	(86,618)	33,127
Other	(1,828)	6,116	5,358

Other financial results	27,301	(80,502)	38,485

Net financial results	(4,936)	(109,738)	5,802
From Discontinued operations	(16)	1,152	577

	(4,952)	(108,586)	6,379

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

7	Equity in earnings of associated companies

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2006	2005	2004
Equity in earnings of associated companies	95,260	117,003	123,015
Change in fair value of convertible debt option in Amazonia	—	—	83,126
Other	(593)	374	—

	94,667	117,377	206,141

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

8	Income tax

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2006	2005	2004
Current tax	897,427	637,623	277,219
Deferred tax	(17,386)	(61,837)	(44,731)

	880,041	575,786	232,488
Effect of currency translation on tax base (a)	(6,060)	(7,033)	(12,112)

	873,981	568,753	220,376
From Discontinued operations	(4,004)	(1,385)	(3,150)

	869,977	567,368	217,226

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2006	2005	2004
Income before income tax	2,882,201	1,954,703	1,018,178
Tax calculated at the tax rate in each country	901,580	591,167	265,837
Non taxable income / Non deductible expenses	(32,562)	(32,807)	(10,518)
Changes in the tax rates in Mexico	—	—	(25,886)
Effect of currency translation on tax base (a)	(6,060)	(7,033)	(12,112)
Effect of taxable exchange differences	10,069	17,087	10,742
Utilization of previously unrecognized tax losses	(3,050)	(1,046)	(10,837)

Tax charge	869,977	567,368	217,226

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2006	2005	2004
Net income attributable to equity holders	1,945,314	1,277,547	784,703
Weighted average number of ordinary shares in issue	1,180,537	1,180,537	1,180,507
Basic and diluted earnings per share	1.65	1.08	0.66
Basic and diluted earnings per ADS	3.30	2.16	1.33
Dividends paid	(204,233)	(349,439)	(135,053)
Dividends per share	0.17	0.30	0.11
Dividends per ADS	0.35	0.59	0.23
Net income from discontinued operations	47,180	(3)	4,029
Basic and diluted earnings per share	0.04	0.00	0.00
Basic and diluted earnings per ADS	0.08	0.00	0.01

The shareholders’ meeting held on June 7, 2006 approved the payment of a dividend in the amount of $0.30 per share or approximately $354.1 million, corresponding to operating results for 2005. This amount included the interim dividend paid in November, 2005, in the amount of $0.127 per share or approximately $149.9 million. Tenaris paid the balance of the annual dividend amounting to approximately $204.2 million corresponding to $0.173 per share during 2006. During 2005 Tenaris paid $199.5 million corresponding to $0.169 per share.

The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April 26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above have been adjusted for this change in the conversion ratio.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

10	Property, plant and equipment, net

Year ended December 31, 2006	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Translation differences	9,741	124,256	3,784	16,450	1,047	155,278
Additions	6,527	14,030	931	387,516	5,400	414,404
Disposals / Consumptions	(11,842)	(34,608)	(5,434)	(21)	(12,559)	(64,464)
Transfers / Reclassifications	12,633	171,274	19,505	(211,450)	7,731	(307)
Increase due to business combinations (see Note 28)	126,003	277,066	26,581	27,557	3,730	460,937
Disposal due to sale of subsidiaries	(8,306)	(2,233)	(3,509)	(924)	(1,174)	(16,146)

Values at the end of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341

Depreciation

Accumulated at the beginning of the year	136,231	3,700,676	100,823	—	6,871	3,944,601
Translation differences	1,865	56,212	2,197	—	330	60,604
Depreciation charge	11,094	174,279	11,332	—	785	197,490
Disposal due to sale of subsidiaries	(1,478)	(1,562)	(2,057)	—	(651)	(5,748)
Disposals / Consumptions	(38)	(8,941)	(2,865)	—	(3)	(11,847)
Transfers / Reclassifications	(733)	(2,723)	3,470	—	(14)	—

Accumulated at the end of the year	146,941	3,917,941	112,900	—	7,318	4,185,100

At December 31, 2006	396,006	2,074,025	55,273	392,843	21,094	2,939,241

Year ended December 31, 2005	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	353,416	5,386,286	118,193	84,942	19,263	5,962,100
Translation differences	5,566	(104,101)	(244)	388	(844)	(99,235)
Additions	2,722	10,159	2,494	238,314	10,706	264,395
Disposals / Consumptions	(2,043)	(9,344)	(3,322)	—	(5,119)	(19,828)
Transfers / Reclassifications	24,593	118,426	6,843	(150,097)	231	(4)
Increase due to business combinations (see Note 28)	23,937	40,755	2,351	168	—	67,211
Values at the end of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Depreciation

Accumulated at the beginning of the year	128,148	3,568,058	94,577	—	6,716	3,797,499
Translation differences	1,778	(37,199)	(158)	—	(376)	(35,955)
Depreciation charge	13,177	170,491	8,649	—	698	193,015
Disposals / Consumptions	(515)	(7,047)	(2,229)	—	(167)	(9,958)
Transfers / Reclassifications	(6,357)	6,373	(16)	—	—	—

Accumulated at the end of the year	136,231	3,700,676	100,823	—	6,871	3,944,601

At December 31, 2005	271,960	1,741,505	25,492	173,715	17,366	2,230,038

Property, plant and equipment include capitalized interest of $19,686. The net amount at December 31, 2006 is $2,854.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

11	Intangible assets, net

Year ended December 31, 2006	Information system projects	Licenses, patents and trademarks	Goodwill (a)	Customer relationships (a)	Total
Cost
Values at the beginning of the year	129,417	10,285	113,433	—	253,135
Translation differences	5,649	1,000	—	—	6,649
Additions	26,137	931	—	—	27,068
Increase due to business combinations (see Note 28)	11,811	97,900	1,114,287	1,493,800	2,717,798
Transfers / Reclassifications	307	—	—	—	307
Disposals	(1,165)	(18)	—	—	(1,183)
Disposal due to sale of subsidiaries	(17,001)	(6,958)	—	—	(23,959)

Values at the end of the year	155,155	103,140	1,227,720	1,493,800	2,979,815

Amortization and impairment

Accumulated at the beginning of the year	85,164	8,872	—	—	94,036
Translation differences	4,175	1,131	—	—	5,306
Amortization charge	20,746	9,291	—	27,477	57,514
Transfers / Reclassifications	—	—	—	—	—
Disposals	(1,035)	(18)	—	—	(1,053)
Disposal due to sale of subsidiaries	(13,971)	(6,515)	—	—	(20,486)

Accumulated at the end of the year	95,079	12,761	—	27,477	135,317

At December 31,2006	60,076	90,379	1,227,720	1,466,323	2,844,498

Year ended December 31, 2005	Information system projects	Licenses and patents	Goodwill (a)	Negative goodwill (a)	Total
Cost
Values at the beginning of the year	114,584	11,028	112,664	(133,886)	104,390
Effect of adopting IFRS 3	—	—	—	133,886	133,886
Translation differences	(4,148)	(1,172)	—	—	(5,320)
Additions	19,278	801	—	—	20,079
Increase due to business combinations (see Note 28)	—	—	769	—	769
Transfers / Reclassifications	4	—	—	—	4
Disposals	(301)	(372)	—	—	(673)

Values at the end of the year	129,417	10,285	113,433	—	253,135

Amortization and impairment

Accumulated at the beginning of the year	68,989	9,301	—	(23,111)	55,179
Effect of adopting IFRS 3	—	—	—	23,111	23,111
Translation differences	(3,852)	(1,066)	—	—	(4,918)
Amortization charge	20,231	981	—	—	21,212
Transfers / Reclassifications	—	—	—	—	—
Disposals	(204)	(344)	—	—	(548)

Accumulated at the end of the year	85,164	8,872	—	—	94,036

At December 31,2005	44,253	1,413	113,433	—	159,099

(a)	Corresponds to the Tubes segment

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

11	Intangible assets, net (Cont’d.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2006	2005
South America	94,641	93,239
Europe	769	769
North America	1,132,310	19,425

	1,227,720	113,433

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris, uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris’ weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 9% to 12%.

No impairment charge resulted from the impairment tests performed.

As explained in Note 28 Tenaris acquired Maverick on October 5, 2006. Goodwill of $1,113 million arised from this acquisition as the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by an independent valuation. On account of the recent date of the transaction, the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded.

12	Investments in associated companies

	Year ended December 31,
	2006	2005
At the beginning of the year	257,234	99,451
Translation differences	(4,016)	(22,869)
Equity in earnings of associated companies	95,260	117,003
Dividends and distributions received	—	(59,127)
Reorganization of Dalmine Energie, Lomond and others	10,014	—
Capitalization of convertible loan in Amazonia	40,505	120,058
Increase in equity reserves in Ternium	23,961	2,718

At the end of the year	422,958	257,234

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2006	2005	2006	2005
Ternium S.A.	Luxembourg	11.46%	15.00%	408,044	253,796
Dalmine Energie S.p.A.	Italy	25.00%	0.00%	8,402	—
Others	—	—	—	6,512	3,438

				422,958	257,234

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

12	Investments in associated companies (Cont’d.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.		Dalmine Energie S.p.A. (a)
	2006	2005	2006	2005
Non-current assets	6,124,326	6,116,423	9,174	—
Current assets	2,646,213	2,543,558	227,394	—

Total assets	8,770,539	8,659,981	236,568	—

Non-current liabilities	1,875,894	3,690,629	5,017	—
Current liabilities	1,407,504	1,393,433	197,944	—

Total liabilities	3,283,398	5,084,062	202,961	—

Minority interest	1,729,583	1,733,465	—	—
Revenues	6,568,975	4,447,680	77,847	—
Gross profit	2,267,591	1,976,836	4,271	—
Profit/Loss	795,424	704,406	7,785	—

(a)	Corresponds to the result of the one month period ended December 31, 2006.

13	Other investments – non current

	Year ended December 31,
	2006	2005
Deposits with insurance companies	13,937	12,004
Investments in other companies	12,724	12,869
Others	173	774

	26,834	25,647

14	Receivables – non current

	Year ended December 31,
	2006	2005
Government entities	5,798	5,918
Employee advances and loans	7,768	5,053
Tax credits	11,640	6,121
Trade receivables	1,144	1,108
Receivables from related parties	2,829	3,321
Convertible loans	—	40,358
Receivables on off- take contract	8,377	9,677
Other	17,802	9,746

	55,358	81,302
Allowances for doubtful accounts (see Note 23 (i))	(14,120)	(15,450)

	41,238	65,852

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

15	Inventories

	Year ended December 31,
	2006	2005
Finished goods	1,060,322	479,756
Goods in process	430,828	404,518
Raw materials	421,322	183,900
Supplies	328,324	241,974
Goods in transit	210,985	151,715

	2,451,781	1,461,863
Allowance for obsolescence (Note 24 (i))	(79,473)	(85,750)

	2,372,308	1,376,113

16	Receivables and prepayments

	Year ended December 31,
	2006	2005
Reimbursements and other receivable	59,346	25,044
Government entities	1,951	19,044
Employee advances and loans	8,677	7,922
Advances to suppliers	123,369	49,219
Other advances	1,531	1,624
Government tax refunds on exports	33,387	16,410
Receivables from related parties	19,160	13,695
Miscellaneous	32,995	23,411

	280,416	156,369
Allowance for other doubtful accounts (see Note 24 (i))	(7,784)	(13,087)

	272,632	143,282

17	Current tax assets

	Year ended December 31,
	2006	2005
V.A.T. credits	123,366	90,000
Prepaid taxes	79,352	12,455

	202,718	102,455

18	Trade receivables

	Year ended December 31,
	2006	2005
Current accounts	1,544,202	1,256,882
Notes receivables	83,906	60,972
Receivables from related parties	19,919	31,279

	1,648,027	1,349,133
Allowance for doubtful accounts (see Note 24 (i))	(22,786)	(24,962)

	1,625,241	1,324,171

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2006	2005
Other investments
Financial assets	183,604	119,907

Cash and cash equivalents
Cash and short—term liquid investments	1,372,329	707,356

20	Borrowings

	Year ended December 31,
	2006	2005
Non-Current
Bank borrowings	2,823,052	635,896
Other loans	50,479	38,407
Finance lease liabilities	4,565	5,425
Costs of issue of debt	(21,050)	(1,616)

	2,857,046	678,112
Current
Bank Borrowings	707,610	238,510
Other loans	83,942	67,451
Bank Overdrafts	7,300	24,717
Finance lease liabilities	1,384	1,502
Costs of issue of debt	(6,039)	—

	794,197	332,180

Total Borrowings	3,651,243	1,010,292

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2006
Financial lease	1,384	1,116	822	758	663	1,206	5,949
Other borrowings	792,813	803,381	924,647	568,965	507,030	48,458	3,645,294

Total borrowings	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

Significant borrowings include:

Date	Borrower	Type	In million of $		Maturity
			Original Principal amount	Outstanding principal amount
March 2005	Tamsa	Syndicated loan	300.0	300.0	March 2010
April 2005	Siderca	Syndicated loan	125.0	93.8	April 2008
October 2006	Tenaris S.A.	Syndicated loan	500.0	500.0	October 2011
October 2006	Tamsa	Syndicated loan	700.0	700.0	October 2011
October 2006	Siderca	Syndicated loan	480.5	480.5	October 2009
October 2006	Dalmine	Syndicated loan	150.0	150.0	October 2011
October 2006	Algoma Tubes	Syndicated loan	100.0	100.0	October 2011
October 2006	Maverick	Syndicated loan	750.0	750.0	October 2011

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20	Borrowings (Cont’d.)

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions in investments and capital expenditures, limitations in the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio calculated on each subsidiary’s financial statements). In addition, Tenaris’s loan agreement is secured with a pledge of a percentage of Maverick’s shares, as explained in Note 28. Tenaris is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of consolidated net income for the previous fiscal year; once the outstanding amount of Tenaris’ facility is less than $425 million, no restrictions will apply.

Tenaris’ consolidated debt includes $127 million of Dalmine and $26 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2006, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2006 and 2005. These rates reflect the upward trend in the reference rates.

	2006	2005
Bank borrowings	6.12%	5.14%
Other loans	5.50%	4.51%
Finance lease liabilities	3.71%	3.14%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

Currency	Interest rates	Year ended December 31,
		2006	2005
USD	Variable	3,140,894	546,921
USD	Fixed	10,289	—
EURO	Variable	40,462	93,621
EURO	Fixed	6,246	30,709
JPY	Variable	—	23,310
JPY	Fixed	11,854	17,084
BRS	Variable	25,938	23,306

		3,235,683	734,951
Less: Current portion of medium and long - term loans		(412,631)	(99,055)

Total non current bank borrowings		2,823,052	635,896

Non current other loans

Currency	Interest rates	Year ended December 31,
		2006	2005
COP	Variable	622	—
USD	Variable	52,853	49,332

		53,475	49,332
Less: Current portion of medium and long - term loans		(2,996)	(10,925)

Total non current other loans		50,479	38,407

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20	Borrowings (Cont’d.)

Non current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2006	2005
EURO	Fixed	79	29
COP	Variable	185	—
JPY	Fixed	5,685	6,898

		5,949	6,927
Less: Current portion of medium and long - term loans		(1,384)	(1,502)

Total non current finance leases		4,565	5,425

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2006	2005
Property, plant and equipment mortages	554,078	595,627

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

Currency	Interest rates	Year ended December 31,
		2006	2005
USD	Variable	456,954	50,597
USD	Fixed	202,620	55,946
EUR	Variable	23,365	64,810
EUR	Fixed	1,146	1,882
JPY	Variable	—	10,741
JPY	Fixed	11,854	5,226
BRS	Variable	8,255	5,197
ARS	Fixed	—	44,111
NGN	Fixed	3,403	—
VEB	Fixed	13	—

Total current bank borrowings		707,610	238,510

Bank overdrafts

	Year ended December 31,
Currency	2006	2005
USD	1,855	16,406
EUR	2,558	3,298
ARS	1,839	3,193
VEB	—	1,820
CAD	864	—
NOK	182	—
RON	2	—

Total current bank overdrafts	7,300	24,717

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

20	Borrowings (Cont’d.)

Current other loans

Currency	Interest rates	Year ended December 31,
		2006	2005
EUR	Variable	73,183	51,333
USD	Variable	10,251	16,118
USD	Fixed	462	—
COP	Variable	46	—

Total Current other loans		83,942	67,451

Current finance lease liabilities

Currency	Interest rates	Year ended December 31,
		2006	2005
EUR	Fixed	21	29
COP	Variable	121	—
JPY	Fixed	1,242	1,473

Total current finance leases		1,384	1,502

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2006	2005
At the beginning of the year	158,521	210,802
Translation differences	2,570	8,605
Increase due to business combinations	560,450	—
Disposals	2,971	—
Income statement credit	(17,386)	(61,837)
Effect of currency translation on tax base	(6,060)	(7,033)
Deferred employees’ statutory profit sharing charge	(762)	7,984

At the end of the year	700,304	158,521

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	227,370	45,600	80,425	353,395
Translation differences	6,670	(308)	131	6,493
Increase due to business combinations	75,455	2,286	581,097	658,838
Disposals	—	(6)	(163)	(169)
Income statement charge / (credit)	7,653	3,795	(38,060)	(26,612)

At December 31, 2006	317,148	51,367	623,430	991,945

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

21	Deferred income tax (Cont’d.)

	Fixed assets	Inventories	Other (a)	Total
At the beginning of the year	204,243	63,453	104,279	371,975
Translation differences	19,486	2,482	489	22,457
Income statement charge / (credit)	3,641	(20,335)	(24,343)	(41,037)

At December 31, 2005	227,370	45,600	80,425	353,395

(a)	Includes the effect of currency translation on tax base explained in Note 8.

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)
Translation differences	(2,342)	(179)	(577)	(825)	(3,923)
Increase due to business combinations	(7,005)	(3,137)	(1,112)	(87,134)	(98,388)
Disposal	975	—	—	2,165	3,140
Income statement charge / (credit)	(1,267)	(65,313)	10,048	58,936	2,404

At December 31, 2006	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(62,629)	(41,292)	(15,707)	(41,545)	(161,173)
Translation differences	(13,239)	(232)	792	(1,173)	(13,852)
Income statement charge / (credit)	43,237	(32,690)	2,922	(33,318)	(19,849)

At December 31, 2005	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2006	2005
Deferred tax assets	(291,641)	(194,874)
Deferred tax liabilities	991,945	353,395

	700,304	158,521

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2006	2005
Deferred tax assets to be recovered after more than 12 months	(79,811)	(49,662)
Deferred tax liabilities to be recovered after more than 12 months	849,730	225,486

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2006	2005
Employee liabilities
Employee’s statutory profit sharing	64,196	64,010
Employee severance indemnity	67,598	62,279
Pension benefits	36,067	10,788

	167,861	137,077

Taxes payable	8,842	9,364
Miscellaneous	10,021	7,937

	18,863	17,301

	186,724	154,378

(a)	Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2006	2005
Total included in non - current Employee liabilities	67,598	62,279

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2006	2005	2004
Current service cost	8,737	7,846	9,999
Interest cost	2,851	2,771	2,908

Total included in Labor costs	11,588	10,617	12,907

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2006		2005	2004
Discount rate	4	% -5%	5%	4%
Rate of compensation increase	2	% -4%	4%	3%

(b)	Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2006	2005
Present value of unfunded obligations	41,156	15,707
Unrecognized actuarial losses	(5,089)	(4,919)

Liability in the balance sheet	36,067	10,788

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

22	Other liabilities (Cont’d.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2006	2005	2004
Current service cost	1,400	544	571
Interest cost	2,185	917	875
Net actuarial losses in the income recognized in the year	(1,124)	329	2,870

Total included in Labor costs	2,461	1,790	4,316

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2006	2005
At the beginning of the year	10,788	11,578
Transfers and new participants of the plan	992	—
Total expense	2,461	1,790
Translation differences	(654)	(272)
Contributions paid	(2,696)	(2,308)
Increase due to business combinations	25,307	—
Disposal	(131)	—

At the end of the year	36,067	10,788

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2006		2005	2004
Discount rate	5	% - 7%	7%	7%
Rate of compensation increase	2	% - 5%	2%	2%

(ii)	Other liabilities – current

	Year ended December 31,
	2006	2005
Payroll and social security payable	148,146	102,052
Liabilities with related parties	2,237	2,688
Miscellaneous	37,318	34,135

	187,701	138,875

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2006	2005
Values at the beginning of the year	(15,450)	(13,172)
Translation differences	153	185
Reversals / Additional allowances (*)	(15)	(81)
Used (*)	1,192	(2,382)

At December 31	(14,120)	(15,450)

(*)	Includes effect of allowances on off–take credits, which are reflected in the Cost of sales.

(ii)	Liabilities

	Year ended December 31,
	2006	2005
Values at the beginning of the year	43,964	31,776
Translation differences	2,999	406
Increase due to business combinations	11,394	—
Reversals / Additional provisions	12,146	16,015
Reclassifications	31,910	—
Used	(10,386)	(4,233)

	92,027	43,964

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2006
Values at the beginning of the year	(24,962)	(13,087)	(85,750)
Translation differences	(1,274)	(575)	(4,151)
Increase due to business combinations	(1,673)	(188)	(253)
Disposal due to deconsolidation	3,222	—	—
Reversals / Additional allowances	(1,449)	640	8,006
Used	3,350	5,426	2,675

At December 31, 2006	(22,786)	(7,784)	(79,473)

Year ended December 31, 2005
Values at the beginning of the year	(24,164)	(8,346)	(67,122)
Translation differences	1,309	(174)	2,941
Increase due to business combinations	(843)	—	(11,931)
Reversals / Additional allowances	(4,722)	(3,709)	(20,303)
Used	3,458	(858)	10,665

At December 31, 2005	(24,962)	(13,087)	(85,750)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

24	Current allowances and provisions (Cont’d.)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2006
Values at the beginning of the year	3,489	33,456	36,945
Translation differences	112	2,690	2,802
Increase due to business combinations	16,700	781	17,481
Reversals / Additional allowances	840	808	1,648
Reclassifications	—	(27,977)	(27,977)
Used	(1,047)	(3,207)	(4,254)

At December 31, 2006	20,094	6,551	26,645

Year ended December 31, 2005
Values at the beginning of the year	5,509	37,127	42,636
Translation differences	(518)	(3,849)	(4,367)
Reversals / Additional allowances	(493)	8,227	7,734
Used	(1,009)	(8,049)	(9,058)

At December 31, 2005	3,489	33,456	36,945

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:

	Year ended December 31,
	2006	2005
Contracts with positive fair values
Interest rate swap contracts	722	3,641
Forward foreign exchange contracts	1,188	441
Contracts with negative fair values
Interest rate swap contracts	(242)	(921)
Forward foreign exchange contracts	(1,958)	(7,818)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

Notional amount		Swap	Term	Fair Value Year ended December 31,
				2006	2005
EUR	9,097	Pay fixed / Receive variable	2007	(8)	(410)
EUR	1,176	Pay fixed / Receive variable	2009	(34)	(82)
EUR	5,830	Pay fixed / Receive variable	2010	(190)	(429)
USD	100,000	Pay fixed / Receive variable	2009	—	2,228
USD	200,000	Interest rate collar	2010	—	1,413
USD	1,500,000	Interest rate collar	2008	712	—

				480	2,720

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

25	Derivative financial instruments (Cont’d.)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into zero cost interest rate collars. In these contracts, effective as from April 2007, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount of USD 1,500.0 million, to the extent that it is lower than the floor or greater than the cap established in such contracts.

Exchange rate derivatives

Currencies	Contract	Term	Fair Value Year ended December 31,
			2006	2005
USD / EUR	Euro Forward purchases	2008/2007	870	(1,502)
JPY / USD	Japanese Yen Forward purchases	2007	(1,229)	(3,579)
CAD / USD	Canadian Dollar Forward sales	2007	318	—
BRL / USD	Brazilian Real Forward sales	2007	—	8
ARS / USD	Argentine Peso Forward purchases	2007	—	(2,186)
ARS / USD	Argentine Peso Forward sales	2007	(359)	—
KWD / USD	Kuwaiti Dinar Forward sales	2007	(370)	(118)

			(770)	(7,377)

26	Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C. (“Siderca”, a subsidiary of the Company organized in Argentina) of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP70.2 million (approximately $23.0 million) at December 31, 2006 in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Asbestos-related Litigation

Dalmine S.p.A. (“Dalmine”), a subsidiary of the Company organized in Italy is currently subject to thirteen civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another eighteen asbestos related out-of-court claims and one civil party claim have been forwarded to Dalmine.

As of December 31, 2006, the total claims pending against Dalmine were thirty two (of which, three are covered by insurance): during 2006 two new claims were filed four claims were dismissed and one claim was settled. Aggregate settlement costs to date for Tenaris are Euro3.8 million. Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.6 million ($ 16.6 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of the Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of the Indenture. The complaint asserts breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who tendered their notes for such consideration, seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court’s decision, Dalmine is required to pay a fine of Euro10.1 million ($13.3 million). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner, who had instructed Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine will be paid out of the provision that Dalmine established in 1999 for such proceeding.

BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. (“BHP”) settled a litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), inclusive of expenses. Techint Investments Netherlands B.V. (“Tenet”) – the subsidiary of the Company that was party to the Dalmine privatization contract – commenced arbitration proceedings against Fintecna S.p.A. (“Fintecna”), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna, pursuant to which, Fintecna paid Tenaris a total amount of Euro 93.8 million ($127.2 million) on March 15, 2005. Neither party has any further outstanding obligations in respect of the BHP litigation.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•

Tenaris has transportation capacity agreements with Transportadora de Gas del Norte S.A. (TGN), corresponding to capacity of 1,000,000 cubic meters per day until 2017, the outstanding value of this commitment is approximately $68.0 million. We also expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of the trunk pipelines in Argentina that are expected to be ready by 2008.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Commitments (Cont’d.)

•

In July 2004, Tenaris’ subsidiary Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2006 is approximately $65.9million.

•

In August 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•

Tenaris entered into a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator’s manufacturer, assumed the cost of the repairs of the generator, estimated at $9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. Tenaris impaired the value of these assets under Property, Plant and Equipment for $11.7 million. The reparation of the generating facility was completed by September 2005.

•

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

Restrictions on the distribution of profits

As of December 31, 2006, shareholders’ equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2006	1,527,096

Total shareholders equity in accordance with Luxembourg law	3,435,420

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends can not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations, and providing the compliance of the covenant related to restricted payments stated in Note 28.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

26	Contingencies, commitments and restrictions on the distribution of profits (Cont’d.)

Restrictions on the distribution of profits (Cont´d.)

At December 31, 2006, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totalled $1,527.1 million, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2005 under Luxembourg law	1,171,738
Dividends received	566,831
Other income and expenses for the year ended December 31, 2006	(7,240)
Dividends paid	(204,233)

Retained earnings at December 31, 2006 under Luxembourg law	1,527,096

27	Ordinary shares and share premium

	Number of ordinary shares
	2006	2005
At January 1 and December 31	1,180,536,830	1,180,536,830

The total of issued and outstanding ordinary shares as of December 31, 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each.

28	Business combinations and other acquisitions

(a)	Acquisition of Maverick Tube Corporation (“Maverick”)

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt.

With operations in the United States, Canada and Colombia, Maverick is a producer of oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells and other applications, also producing welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches. In 2005, Maverick reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division.

To finance the acquisition and the payment of related obligations, Tenaris and some of its subsidiaries entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition 75% of the issued and outstanding shares of Maverick were pledged. Immediately upon each payment or prepayment under the Tenaris loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Tenaris loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

Goodwill arising on the acquisition of Maverick, $1,113 million is the difference between the acquisition price and the fair value on the acquisition date of the identifiable tangible and intangible assets and liabilities determined mainly by independent valuation. This goodwill reflects the opportunity for Tenaris to increase its presence in North America, primarily in the OCTG market.

Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28	Business combinations and other acquisitions (Cont’d.)

(b)	Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitución, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. (“Acindar”) for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

(c)	Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”) and Exchange of Interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”)

On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection with this conversion, Tenaris recognized a gain of $83.1 million in 2004. As a result, Tenaris’ ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. (“Sidor”) increased from 8.7% to 12.6%.

On September 9, 2005, the Company exchanged its interests in Amazonia and Ylopa, for 209,460,856 shares in Ternium, a newly-formed subsidiary of San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. (“Usiminas”) exchanged its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris’ ownership stake in Ternium was reduced to 15.0% of Ternium’s outstanding common stock. As this was an equity transaction in Ternium, the effect of $2.7 million at Tenaris’ percentage of ownership was recognized in Other reserves in equity.

Because the exchange of Tenaris’ holdings in Amazonia and Ylopa for shares in Ternium was a transaction between companies under common control, Tenaris initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was $229.7 million while Tenaris’ proportional ownership in the equity of Ternium at September 30, 2005 amounted to $252.3 million. The difference of $22.6 million between the carrying value of Amazonia and Ylopa and Tenaris’ proportional ownership in the equity of Ternium will remain in the future. As a result of this accounting treatment, Tenaris reported value of its investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position.

In addition, in August 2005, Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issued corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium’s participation in Amazonia’s financial debt restructuring in 2003. At the date of Ternium’s initial public offering (“IPO”), the loans totaled approximately $40.5 million, including accrued interest.

Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to $26.5 million. As from the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium to the extent of its proportional ownership in Ternium.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28	Business combinations and other acquisitions (Cont’d.)

(c)	Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. (“Amazonia”) and Exchange of Interests in Amazonia and Ylopa Serviços de Consultadoria Lda. (“Ylopa”) for shares of Ternium S.A. (“Ternium”) (Cont’d.)

On February 6, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an over allotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $29.54 per ADS, giving Tenaris’ ownership stake a market value of approximately $679 million. At December 31, 2006, the carrying value of Tenaris’s ownership stake in Ternium was approximately $408 million.

(d)	Acquisition of S.C. Donasid S.A. (“Donasid”)

On May 4, 2005, Tenaris completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.

(e)	Minority Interest

During the year ended December 31, 2006, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $11.2 million.

The assets and liabilities arising from the acquisitions are as follows:

	Maverick (*)	Others	Total 2006	Total 2005
Other assets and liabilities (net)	(698,163)	5,207	(692,956)	(41,755)
Property, plant and equipment	438,046	22,891	460,937	67,211
Customer relationships	1,493,800	—	1,493,800	—
Goodwill	1,112,885	1,402	1,114,287	769

Net assets acquired	2,346,568	29,500	2,376,068	26,225
Minority interest	—	11,181	11,181	(527)

Sub-total	2,346,568	40,681	2,387,249	25,698
Cash-acquired	70,660	—	70,660	—

Purchase consideration	2,417,228	40,681	2,457,909	25,698
Liabilities paid as part of purchase agreement	743,219	—	743,219	22,594

Total disbursement	3,160,447	40,681	3,201,128	48,292

(*)	Includes costs directly attributable to the acquisition.

Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $ 48,292 at December 31, 2005.

The businesses acquired in 2006 contributed revenues of $432.0 million and net income of $14.5 million to Tenaris (not including the financial cost related to the operation recorded in other subsidiaries different from Maverick). Businesses acquired in 2005 did not materially contribute to the Company’s revenue and income.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

28	Business combinations and other acquisitions (Cont’d.)

Pro forma data including acquisitions for all of 2006

Had the Maverick transaction been consummated on January 1, 2006, then unaudited pro forma 2006 twelve month Tenaris net sales and net income on continuing operations would have been approximately $9.3 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under USGAAP prior to acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition ($2.7 billion). Carrying amounts of assets, liabilities and contingent liabilities in Maverick’s books, determined in accordance with IFRSs, immediately before the combination are not disclosed separately, as Maverick did not report IFRS information.

Subsequent event: Hydril Company (“Hydril”)

On February 12, 2007, Tenaris announced that it has entered into a definitive merger agreement to acquire Hydril for $97 per share of Hydril’s common stock and $97 per share of Hydril’s Class B common stock, payable in cash.

Tenaris will finance the acquisition through a combination of cash on hand and debt, for which bank commitments have been secured.

The agreement is subject to the receipt of clearance from U.S. antitrust authorities, majority approval of Hydril’s shareholders and other customary conditions and is expected to close in the second quarter 2007.

Hydril is a North American manufacturer of premium connections and pressure control products for oil and gas drilling and production. For 2006, Hydril reported revenues of $503 million, operating income of $132.2 million and net income of $91.3 million under US GAAP.

29	Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2006	2005	2004
	Inventories	(455,567)	(101,143)	(411,045)
	Receivables and prepayments	(181,878)	1,513	(82,845)
	Trade receivables	(226,678)	(387,240)	(271,225)
	Other liabilities	7,605	34,526	(37,443)
	Customer advances	236,446	(14,156)	72,678
	Trade payables	150,555	32,561	108,693

		(469,517)	(433,939)	(621,187)

(ii)	Income tax accruals less payments

	Tax accrued	873,967	568,753	220,376
	Taxes paid	(817,131)	(419,266)	(175,717)

		56,836	149,487	44,659

(iii)	Interest accruals less payments, net
	Interest accrued	32,237	29,236	32,683
	Interest received	11,150	17,227	11,986
	Interest paid	(21,478)	(44,544)	(27,696)

		21,909	1,919	16,973

(iv)	Cash and cash equivalents
	Cash and bank deposits	1,372,329	707,356	311,579
	Bank overdrafts	(7,300)	(24,717)	(4,256)
	Restricted bank deposits	(21)	(2,048)	(13,500)

		1,365,008	680,591	293,823

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

30	Discontinued operations

Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG. Following consummation of the sale, Tenaris maintains a 25% interest in Dalmine Energie. As a result of this transaction, Tenaris has de-consolidated Dalmine Energie and recognized a $40.0 million gain.

As per the sale agreement, Tenaris has an irrevocable option to sell to E.ON, at any time during the one year exercise period (in two years from the date of the sale agreement), its 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 13.0 million plus interests. Also, E.ON has an irrevocable option to purchase from Tenaris, at any time during the one year exercise period (in two years from the date of the sale agreement), Tenaris’ 25% remaining interest in Dalmine Energie for a purchase price in cash of EUR 17.5 million plus interests and adjustments. The fair value of these options at December 31, 2006 is not material.

Analysis of the result of discontinued operations:

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31,
	2006 (a)	2005	2004
Net sales	503,051	526,406	417,870
Cost of sales	(486,312)	(513,393)	(398,462)

Gross profit	16,739	13,013	19,408
Selling, general and administrative expenses	(8,025)	(10,259)	(11,223)
Other operating income (expenses), net	2,469	(220)	(325)

Operating income	11,183	2,534	7,860
Financial income (expenses), net	16	(1,152)	(577)

Income before equity in earnings of associated companies and income tax	11,199	1,382	7,283
Equity in earnings of associated companies	—	—	(104)
Gain on disposal of subsidiary	39,985	—	—

Income before income tax	51,184	1,382	7,179
Income tax	(4,004)	(1,385)	(3,150)

Income for the year from discontinued operations	47,180	(3)	4,029

(a)	Includes the results for the eleven month period ended November 30, 2006. The result for the one month period ended December 31, 2006 is included in Equity in earnings of associated companies in the Consolidated Income statement.

Cash of discontinued operations increased by $2.3 million and decrease by $1.0 million in 2006 and 2005 respectively mainly from operating activities.

31	Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company’s outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

31	Related party transactions (Cont’d.)

The following transactions were carried out with related parties:

At December 31, 2006

Associated (1)	Other	Total
(i)	Transactions

(a) Sales of goods and services
Sales of goods	120,890	56,524	177,414
Sales of services	18,852	3,664	22,516

	139,742	60,188	199,930

(b) Purchases of goods and services
Purchases of goods	103,003	33,930	136,933
Purchases of services	17,168	80,485	97,653

	120,171	114,415	234,586

At December 31, 2005

Associated (2)	Other	Total
(i)	Transactions

(a) Sales of goods and services
Sales of goods	104,054	75,948	180,002
Sales of services	7,499	7,830	15,329

	111,553	83,778	195,331

(b) Purchases of goods and services
Purchases of goods	67,814	33,949	101,763
Purchases of services	15,773	63,220	78,993

	83,587	97,169	180,756

At December 31, 2004

Associated (3)	Other	Total
(i)	Transactions

(a) Sales of goods and services
Sales of goods	26,088	46,844	72,932
Sales of services	15,365	9,618	24,983

	41,453	56,462	97,915

(b) Purchases of goods and services
Purchases of goods	30,648	32,484	63,132
Purchases of services	7,526	51,305	58,831

	38,174	83,789	121,963

At December 31, 2006

Associated (4)	Other	Total
(ii)	Year-end balances

(a) Arising to sales / purchases of goods / services
Receivables from related parties	25,400	14,429	39,829
Payables to related parties	(37,920)	(13,388)	(51,308)

	(12,520)	1,041	(11,479)

(b) Other balances
Receivables	2,079	—	2,079

(c) Financial debt
Borrowings (6)	(60,101)	—	(60,101)

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

31	Related party transactions (Cont’d.)

At December 31, 2005

Associated (5)	Other	Total
(ii)	Year-end balances

(a) Arising from sales / purchases of goods / services
Receivables from related parties	30,988	15,228	46,216
Payables to related parties	(21,034)	(8,413)	(29,447)

	9,954	6,815	16,769

(b) Other balances	42,437	—	42,437

(c) Financial debt
Borrowings (7)	(54,801)	—	(54,801)

At December 31, 2004

Associated (3)	Other	Total
(ii)	Year-end balances

(a) arising from sales / purchases of goods / services
Receivables from related parties	25,593	27,070	52,663
Payables to related parties	(4,914)	(12,487)	(17,401)

	20,679	14,583	35,262

(b) Cash and cash equivalents
Time deposits	—	6	6

(c) Other balances
Trust Fund	—	119,666	119,666
Convertible debt instruments - Ylopa	121,955	—	121,955

	121,955	119,666	241,621

(d) Financial debt
Borrowings (8)	(51,457)	(5,449)	(56,906)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”)(as from September 2006), Lomond Holdings B.V. group (“Lomond”) (as from October 2006) and Dalmine Energie S.p.A. (“Dalmine Energie”) (as from December 2006).
(2)	Includes: Condusid, Ylopa, Amazonia and Sidor up to September 30, 2005. As from October 1, 2005 it includes Ternium and Condusid.
(3)	Includes: Condusid, Ylopa, Amazonia and Sidor.
(4)	Includes: Condusid, Ternium, Finma, Lomond and Dalmine Energie.
(5)	Includes Ternium and Condusid.
(6)	Includes convertible loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $58.4 million at December 31, 2006.
(7)	Includes convertible loan from Sidor C.A. to Matesi at December 31, 2005.
(8)	Includes convertible loan from Sidor C.A. to Matesi of $51.5 million at December 31, 2004.

(i)	Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2006 and 2005 amounts to $16.0 million and $14.3 million respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32	Principal subsidiaries

The following is a list of Tenaris subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2006, 2005 and 2004.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Algoma Tubes Inc.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
Autoabastecedora de Gas Natural Bruno Pagliai S.A. de C.V. (b)	Mexico	Trading of energy	100%	—	—
Colmena Conduit Ltda (b) (l)	Colombia	Manufacturing of welded steel pipes	100%	—	—
Confab Industrial S.A. and subsidiaries (c)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
Dalmine Energie S.p.A. (h) (j)	Italy	Trading of energy	—	100%	100%
Dalmine Holding B.V. and subsidiaries	Netherlands	Holding company	99%	99%	99%
Dalmine S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
Energy Network S.R.L. (a)	Romania	Trading of energy	95%	100%	—
Exiros S.A.	Uruguay	Procurement services for industrial companies	100%	100%	100%
Information Systems and Technologies N.V.	Netherlands	Software development and maintenance	75%	75%	75%
Information Systems and Technologies S.A. (d)	Argentina	Software development and maintenance	100%	100%	100%
Inmobiliaria Tamsa S.A. de C.V.	Mexico	Leasing of real estate	100%	100%	100%
Insirger S.A. and subsidiaries (g)	Argentina	Electric power generation	—	—	100%
Intermetal Com SRL	Romania	Marketing of Scrap and other raw materials	100%	100%	100%
Inversiones Berna S.A. (a)	Chile	Financial company	100%	100%	—
Inversiones Lucerna S.A. (a)	Chile	Financial company	82%	82%	—
Invertub S.A. and subsidiaries (g)	Argentina	Holding Company	—	—	100%
Lomond Holdings B.V. and subsidiaries (k)	Netherlands	Procurement services for industrial companies	—	100%	100%
Matesi, Materiales Siderurgicos S.A. (a)	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
Maverick Tube Corporation and subsidiaries (b)	U.S.A.	Manufacturing of welded steel pipes	100%	—	—
Maverick Tube, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	—	—

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Metalcentro S.A. (i)	Argentina	Manufacturing of pipe-end protectors and lateral impact tubes	—	100%	100%
Metalmecánica S.A.	Argentina	Manufacturing of steel products for oil extraction	100%	100%	100%
NKK Tubes K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
Operadora Eléctrica S.A. (e)	Argentina	Electric power generation	100%	100%	100%
Quality Tubes (UK) Ltd. (h)	United Kingdom	Marketing of steel products	100%	100%	100%
Precision Tube Technology, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	—	—
Prudential Steel Ltd. (b) (l)	Canada	Manufacturing of welded steel pipes	100%	—	—
S.C. Donasid (a)	Romania	Manufacturing of steel products	99%	99%	—
S.C. Silcotub S.A.	Romania	Manufacturing of seamless steel pipes	97%	85%	85%
Seacat, L.P. (b) (l)	U.S.A.	Manufacturing of welded steel pipes	100%	—	—
Scrapservice S.A.	Argentina	Processing of scrap	75%	75%	75%
Servicios Generales TenarisTamsa S.A. de C.V. (f)	Mexico	Handling and maintenance of steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
Siderca International A.p.S.	Denmark	Holding company	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
Siderestiba S.A. (m)	Argentina	Logistics	—	99%	99%
Sidtam Limited	B.V.I.	Holding company	100%	100%	100%
Siprofer A.G. (a)	Switzerland	Holding company	100%	100%	—
SO.PAR.FI Dalmine Holding S.A.	Luxembourg	Holding company	99%	99%	99%
Sociedad Industrial Puntana S.A.	Argentina	Manufacturing of steel products	100%	100%	100%
Socominter S.A.	Venezuela	Marketing of steel products	100%	100%	100%
Socominter Ltda.	Chile	Marketing of steel products	100%	100%	100%
Talta – Trading e Marketing Lda.	Madeira	Holding Company	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Tamdel LLC and subsidiaries (f)	Mexico	Holding company	100%	100%	100%
Tamser S.A. de C.V. (f)	Mexico	Marketing of scrap	100%	100%	100%
Tamsider LLC	U.S.A.	Holding company	100%	100%	100%
Tamsider S.A. de C.V. and subsidiaries (g)	Mexico	Promotion and organization of steel-related companies and marketing of steel products	—	—	100%
Tamtrade S.A.de C.V. (g)	Mexico	Marketing of steel products	—	—	100%
Techint Investment Netherlands B.V.	Netherlands	Holding company	100%	100%	100%
Tenaris Autopartes S.A. de C.V.	México	Manufacturing of supplies for the automotive industry	100%	100%	100%
Tenaris Confab Hastes de Bombeio S.A.	Brazil	Manufacturing of steel products for oil extraction	70%	70%	70%
Tenaris Connections A.G. and subsidiaries	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial Services	100%	100%	100%
Tenaris Fittings S.A. de C.V. (previously Empresas Riga S.A. de C.V.)	Mexico	Manufacturing of welded fittings for seamless steel pipes	100%	100%	100%
Tenaris Global Services B.V.	Netherlands	Sales agent of steel products	100%	100%	100%
Tenaris Global Services (B.V.I.) Ltd.	B.V.I.	Holding company	100%	100%	100%
Tenaris Global Services (Canada) Inc.	Canada	Marketing of steel products	100%	100%	100%
Tenaris Global Services de Bolivia S.R.L.	Bolivia	Marketing of steel products	100%	100%	100%
Tenaris Global Services Ecuador S.A.	Ecuador	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Egypt) Ltd. (a)	Egypt	Marketing of steel products	100%	100%	—
Tenaris Global Services Far East Pte. Ltd.	Singapore	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Japan) K.K.	Japan	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Kazakhstan ) LLP	Kazakhstan	Marketing of steel products	100%	100%	100%
Tenaris Global Services Korea	Korea	Marketing of steel products	100%	100%	100%
Tenaris Global Services LLC	U.S.A.	Sales agent of steel products	100%	100%	100%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

32	Principal subsidiaries (Cont’d.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2006	2005	2004
Tenaris Global Services Nigeria Ltd.	Nigeria	Marketing of steel products	100%	100%	100%
Tenaris Global Services Norway AS	Norway	Marketing of steel products	100%	100%	100%
Tenaris Global Services (Panama) S.A.	Panama	Marketing of steel products	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
Tenaris Global Services (UK) Ltd.	United Kingdom	Marketing of steel products	100%	100%	100%
Tenaris Global Services (U.S.A.) Corporation	U.S.A.	Marketing of steel products	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company	100%	100%	100%
Tenaris Qingdao Steel Pipes Ltd. (a)	China	Manufacturing of steel pipes and connections	100%	100%	—
Tenaris Supply Chain Services S.A. (b)	Argentina	Data administration services	98%	—	—
Tenaris West Africa Ltd.	United Kingdom	Finishing of steel pipes	100%	100%	100%
Texas Pipe Threaders Co.	U.S.A.	Finishing and marketing of steel pipes	100%	100%	100%
Tubman Holdings (Gibraltar) LLP	Gibraltar	Holding company	100%	100%	100%
Tubman International Ltd.	Gibraltar	Holding company	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
Tubos de Acero de Venezuela S.A.	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
Tubos del Caribe Ltda. (b) (l)	Colombia	Manufacturing of welded steel pipes	100%	—	—

(a)	Incorporated or acquired during 2005.
(b)	Incorporated or acquired during 2006.
(c)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.
(d)	Included in December 2004 as “Invertub S.A. and subsidiaries.”
(e)	Included in December 2004 as “Insirger S.A. and subsidiaries.”
(f)	Included in December 2004 as “Tamsider S.A. de C.V. and subsidiaries.”
(g)	Merged during 2005.
(h)	Included in December 2004 as “Dalmine Holding B.V. and subsidiaries.”
(i)	Merged during 2006.
(j)	Tenaris sold 75% of Dalmine Energie S.p.A. during 2006.
(k)	Tenaris sold 50% of Lomond Holdings B.V. during 2006 to a subsidiary of Ternium.
(l)	Subsidiary of Maverick Tube Corporation.
(m)	Sold during 2006.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

33	Reconciliation of net income and shareholders’ equity to U.S. GAAP

The principal differences between IFRS and U.S. GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2006	2005	2004
Net income attributable to equity holders of the Company in accordance with IFRS	1,945,314	1,277,547	784,703
U.S. GAAP adjustments—income (expense)
Deferred income tax (1)	(4,486)	(5,115)	(8,682)
Equity in investments in associated companies (2)	5,858	10,531	(55,026)
Pension benefits—unrecognized prior service costs (4)	277	(415)	(74)
Changes in fair value of financial assets (5)	—	4,023	(885)
Goodwill amortization (7)	—	—	9,023
Effect of adopting IFRS 3—negative goodwill (8)	10,184	8,687	—
Cost of exchange offer—amortization (9)	—	—	1,060
Minority interest in above reconciling items	169	207	220

Net income in accordance with U.S. GAAP	1,957,316	1,295,465	730,339

Weighted average number of shares outstanding—Note 9 (thousands)	1,180,537	1,180,537	1,180,507

Consolidated earnings per share in accordance with U.S. GAAP	1.66	1.10	0.62

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

33	Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

	December 31,
	2006	2005
Shareholders’ equity in accordance with IFRS	5,338,619	3,507,802
U.S. GAAP adjustments—increase (decrease):
Deferred income tax (1)	49,452	52,994
Equity in investments in associated companies (2)	(27,530)	(34,362)
Exchange of shares and conversion of debt in investments in associated companies (3)	13,196	(3,938)
Pension benefits—unrecognized prior service costs (4)	—	2,420
Pension benefits—effect of adopting SFAS 158 (4)	(3,113)	—
Goodwill impairment (6)	(21,628)	(21,628)
Goodwill amortization (7)	23,545	23,545
Effect of adopting IFRS 3—negative goodwill (8)	(91,728)	(98,060)
Cost of the exchange offer—original value (9)	(15,900)	(15,900)
Cost of the exchange offer—accumulated amortization (9)	2,066	2,066
Minority interest in above reconciling items	(1,177)	(1,346)

Shareholders’ equity in accordance with U.S. GAAP	5,265,802	3,413,593

Changes in shareholders’ equity under U.S. GAAP are as follows:

	Year ended December 31,
	2006	2005
Shareholders’ equity at the beginning of the year in accordance with U.S. GAAP	3,413,593	2,488,372
Net income for the year in accordance with U.S. GAAP	1,957,316	1,295,465
Foreign currency translation adjustment	60,819	(15,562)
Exchange of shares and conversion of debt in investments in associated companies	—	(57,918)
Dilution of investments in Ternium	41,095	56,698
Changes in fair value of financial assets	—	(4,023)
Dividends paid	(204,233)	(349,439)
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax	(4,866)	—
Changes in fair value of derivative instruments – hedging activities	2,078	—

Shareholders’ equity at the end of the year in accordance with U.S. GAAP	5,265,802	3,413,593

(1)	Deferred income tax

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

Also, under U.S. GAAP the Company calculated the effect of the other U.S. GAAP adjustments on deferred income taxes.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

33	Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(2)	Equity in investments in associated companies

Under both IFRS and U.S. GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. For purposes of this reconciliation, the Company has assessed the impact of U.S. GAAP adjustments on the IFRS financial statements of its equity investees.

(3)	Accounting for exchange of shares and conversion of debt in investments in associated companies

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

Under both IFRS and U.S. GAAP, the Company accounted for the change in interest in Ternium’s ownership that resulted from Usiminas’ exchange and for the change in interest in Ternium’s ownership that resulted from the mandatory conversion of its loans in Ternium mentioned in note 28 (d), directly in equity. Additionally, for purposes of this reconciliation, the Company has assessed the impact of U.S. GAAP adjustments on the IFRS financial statements of Ternium.

(4)	Pension benefits

Accounting for unrecognized prior service costs in pension plans

Under IFRS, past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Under U.S. GAAP, until the effective date of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”), past service costs were recognized over the remaining service periods of active employees.

Effect of adopting SFAS 158

Under US GAAP, the Company adopted SFAS 158 effective December 31, 2006. SFAS 158 requires a company that sponsors a postretirement benefit plan to fully recognize, as an asset or liability, the overfunded or underfunded status of its benefit plans in its year-end balance sheet. The funded status is measured as the difference between the fair value of the plan’s assets and its benefit obligation. The company actuarial gains or losses and prior service costs that have not yet been included in net periodic cost as of the end of the year in which the statement is initially applied are recognized as components of the ending balance of accumulated other comprehensive income, net of tax. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end balance sheet. This provision becomes effective for Tenaris for its December 31, 2008 year-end. The funded status of Tenaris’ pension plans are currently measured as of December 31.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

33	Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(4) Pension benefits (cont’d.)

Consequently at December 31, 2006, the Company recognized a liability for the underfunded status of its defined benefit pension plans and adjusted ending accumulated other comprehensive income, net of tax, for prior service cost and net actuarial loss that have not been recognized as a component of the net periodic pension cost. The incremental effect of applying SFAS 158 on individual line items in the statements of financial position as of December 31, 2006, resulted in an increase in liabilities for pension benefits of $ 7.8 million, an increase in deferred income tax assets of $ 2.9 million and a net increase in accumulated other comprehensive income of approximately $ 4.9 million.

The amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic pension cost as of December 31, 2006 are the following:

Unrecognized prior service cost	(2,697)
Unrecognized net actuarial losses	(5,089)

(7,786)
Deferred taxes	2,920

(4,866)

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

Under both IFRS and U.S. GAAP the excess of the purchase price over the fair value of net assets acquired in a business combination is recognized as goodwill and capitalized as an intangible asset. Upon the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) the Company recognized an impairment of $ 17.4 million (net of an accumulated amortization $ 4.2 million) associated with its seamless tubes segment in Mexico. No impairment has been recognized under IFRS.

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

This adjustment also includes the difference in amortization that derives from goodwill impairment differences described in Note 33 (6).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

33	Reconciliation of net income and shareholders’ equity to U.S. GAAP (Cont’d.)

(8) Effect of adopting IFRS 3 - negative goodwill

Upon the adoption of IFRS 3 and following its transition provisions, accumulated negative goodwill representing the excess of fair value over the purchase price paid in business combinations was derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $ 110.8 million in the beginning balance of the Company’s equity under IFRS at January 1, 2005.

Under U.S. GAAP, the excess of fair value over the purchase price paid in business combinations was used to reduce proportionately the fair values assigned to property, plant and equipment.

The difference in the accounting for negative goodwill between IFRS and U.S. GAAP raises a difference in depreciation expense.

(9)	Cost of the 2002 Exchange Offer

Under IFRS, direct costs relating to the costs of registering and issuing equity securities as part of a business combination were considered part of the cost of the business acquired resulting in the recognition of additional goodwill.

Under U.S. GAAP, in accordance with SFAS No. 141, costs of registering and issuing equity securities are recognized as a reduction of the fair value of the securities issued.

The difference in the accounting treatment of these costs raises differences in amortization expense. As further explained in (7) above, amortization of goodwill is no longer required under IFRS. Thus, no difference in amortization exists for the year ended December 31, 2006 and 2005.

(10)	Minority interest

This adjustment represents the effect on minority interest of all the foregoing differences between IFRS and U.S. GAAP.

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

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

34	Other significant U.S. GAAP disclosure requirements

The following is a summary of additional financial statement disclosures required under U.S. GAAP:

(a)	Income Taxes

The tax loss carry-forwards at December 31, 2006, expire as follows:

Expiration date	Amount
December 31, 2007	105
December 31, 2009	599
December 31, 2010	7
December 31, 2011	1,188
Not subject to expiration	1,735

Total	3,634

(b)	Statement of consolidated comprehensive income under U.S. GAAP

Tenaris uses SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise (i) classify items of other comprehensive income (loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

	Year ended December 31,
	2006	2005	2004
Net income	1,957,316	1,295,465	730,339
Other comprehensive income (loss)
Foreign currency translation adjustment	60,819	(15,562)	4,174
Financial assets’ changes in fair value (1)	—	—	1,143
Reclassification adjustment for available for sale assets for gains realized in net income (1)	—	(4,023)	(258)
Changes in fair value of derivative instruments – hedging activities	2,078	—	—

Total other comprehensive income (loss)	62,897	(19,585)	5,059

Comprehensive income	2,020,213	1,275,880	735,398

(1)	Net of income tax amounting to ($ 2,305) and $ 616 for the years ended December 31, 2005 and 2004, respectively.

The accumulated balances related to each component of other comprehensive income were as follows:

	Foreign currencies translation adjustment for the year ended December 31,
	2006	2005	2004
Balance at the beginning of the period	77,188	92,750	88,576
Adjustment of the period	60,819	(15,562)	4,174

Balance at the end of the period	138,007	77,188	92,750

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

34	Other significant U.S. GAAP disclosure requirements (Cont’d.)

(b) Statement of consolidated comprehensive income under U.S. GAAP (Cont’d.)

	Changes in funded status of defined benefit plans for the year ended December 31,
	2006	2005	2004
Balance at the beginning of the period	—	—	—
Cumulative effect adjustment due to the adoption of SFAS 158, net of tax	(4,866)	—	—

Balance at the end of the period	(4,866)	—	—

	Financial assets’ changes in fair value for the year ended December 31,
	2006	2005	2004
Balance at the beginning of the period	—	4,023	3,138
Adjustment of the period	—	—	1,143
Realized gains or losses transferred to the income statement	—	(4,023)	(258)

Balance at the end of the period	—	—	4,023

	Changes in fair value of derivative instruments – hedging activities for the year ended December 31,
	2006	2005	2004
Balance at the beginning of the period	—	—	—
Adjustment of the period	2,380	—	—
Realized gains or losses transferred to the income statement	(302)	—	—

Balance at the end of the period	2,078	—	—

(c)	Discontinued operations

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business. As a result of this transaction, under IFRS Tenaris has de-consolidated Dalmine Energie results of operations for current and prior years presented.

Under US GAAP, such a transaction does not meet the necessary conditions for discontinued operation reporting and consequently, the transaction should be reported within continuing operations. Dalmine Energie results of operations for current and previous years presented are disclosed in Note 30.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

34	Other significant U.S. GAAP disclosure requirements (Cont’d.)

(d)	Acquisition of Maverick

Pro Forma Results

The following unaudited U.S. GAAP pro forma financial information presents the combined results of operations of the Company and Maverick as if the Acquisition had occurred at January 1, 2006 and 2005. The historical results of the Company for the year ended December 31, 2006 include the results of Maverick from the Acquisition Date. The pro forma results presented below for the year ended December 31, 2006 combine the results of the Company for the year ended December 31, 2006 and the historical results of Maverick from January 1, 2006 through the Acquisition date. The pro forma results for the year ended December 31, 2005 combine the historical results of the Company for the year ended December 31, 2005 with the historical results of Maverick for the same period. The historical results of Maverick included in the pro forma results were prepared under the responsibility of previous management and not audited. The unaudited pro forma financial information is not intended to represent or be indicative of the Company’s consolidated results of operations or financial condition that would have been reported had the Acquisition been completed as of the beginning of the periods presented. It should not be taken as indicative of the Company’s future consolidated results of operations or financial condition.

The pro forma results include Maverick results for the indicative period with increased depreciation and amortization for fixed assets and intangible assets to reflect purchase price allocation, assuming the Acquisition occurred on January 1, 2006 and 2005. Interest expense on the acquisition borrowings has also been included. Pro forma adjustments are tax-effected at the applicable tax rate.

	Year ended December 31,
	2006	2005
Net sales	9,773,565	8,521,430
Net income before income tax and minority interest	2,942,070	1,919,907
Net income	1,929,876	1,262,097
Net earnings per share	1.63	1.07

(e)	Amortization of intangible assets –licenses and patents and customer relationships

Estimated amortization expense for the next five years
For the year ending December 31, 2007	136,594
For the year ending December 31, 2008	136,362
For the year ending December 31, 2009	136,354
For the year ending December 31, 2010	106,310
For the year ending December 31, 2011	106,310

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2006, 2005 and 2004

34	Other significant U.S. GAAP disclosure requirements (Cont’d.)

(f)	Recent U.S. GAAP accounting pronouncement not yet adopted

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, which amends Statements No. 133 and 140. Statement 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with Statement 133. Statement 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of SFAS 155 on the consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. This statement is effective for fiscal years beginning after September 15, 2006. The company is currently evaluating the impact of SFAS 156 on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company as from January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires financial statement recognition of the impact of a tax position, if that position is more likely than not to be sustained on examination, based on the technical merits of the position. The provisions of FIN 48 will be effective for financial statements issued for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company is currently evaluating the impact of FIN 48 on the consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 29, 2007	TENARIS S.A.

	By	/s/ Carlos Condorelli
	Name:	Carlos Condorelli
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 7, 2006

2.1	Deposit Agreement entered into between Tenaris S.A. and JPMorgan Chase Bank as amended*

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-4, filed by Tenaris S.A. on September 18, 2002 (File No. 333-99769) and its Amendment No. 1 is incorporated by reference to the Registration statement on Form F-6 EF, filed by Tenaris S.A. on April 10, 2006 (File No. 333-133159).