Form 20-F
period 2007-12-31
TENARIS SA
filed 2008-06-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31518

TENARIS S.A.

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

46a, Avenue John F. Kennedy - 2nd floor

L-1855 Luxembourg

(Address of principal executive offices)

Adelia Soares

46a, Avenue John F. Kennedy - 2nd floor

L-1855 Luxembourg

Tel. + (352) 26 68 31 52, Fax. + (352) 26 68 31 53 , e-mail: asoares@tenaris.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Large accelerated filer  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristián J. P. Mitrani Mitrani Caballero Ojam Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue N Washington, DC 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•

References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustin N.V., a Netherlands Antilles corporation and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00 of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements in this annual report are those for the years ended December 31, 2007, 2006 and 2005.

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

On December 31, 2007, the exchange rate between, the euro and the U.S. dollar (as published by European Central Bank) was €1.00=$1.4721; the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS3.1490=$1.00; the noon buying rate for the Brazilian real (as certified for customs purposes by the Federal Reserve Bank of New York, or the Federal Reserve) was BRL1.7790=$1.00; the noon buying rate for the Canadian dollar (as published by the Federal Reserve) was CAD0.9881=$1.00; the noon buying rate for the Mexican peso (as published by the Federal Reserve) was MXP10.9169=$1.00; the noon buying rate for the Venezuelan bolívar (as published by the Federal Reserve) was VEB2,144.60=$1.00; the noon buying rate for the Japanese yen (as published by the Federal Reserve) was JPY111.71=$1.00 and the Romanian Lei on December 28, 2007, (as published by the National Bank of Romania ) was RON2.4564 =$1.00. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

Our Internet Site is Not Part of this Annual Report

We maintain an Internet site at www.tenaris.com. Information contained in or otherwise accessible through this website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on this Internet site.

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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, Item 3. “Key Information”, Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects”, Item 8. “Financial Information” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk”.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under Item 3. D. “Key Information – Risk Factors”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB, and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2007	2006	2005	2004	2003
Selected consolidated income statement data(1)

IFRS
Continuing operations
Net sales	10,042,008	7,727,745	6,209,791	3,718,193	2,846,435
Cost of sales	(5,515,767)	(3,884,226)	(3,429,365)	(2,378,474)	(1,891,308)

Gross profit	4,526,241	3,843,519	2,780,426	1,339,719	955,127
Selling, general and administrative expenses	(1,573,949)	(1,054,806)	(832,315)	(661,226)	(558,697)
Other operating income (expenses), net	4,933	3,773	(2,199)	127,165	(117,961)

Operating income	2,957,225	2,792,486	1,945,912	805,658	278,469
Interest income	93,392	60,798	23,815	14,236	16,424
Interest expense	(275,648)	(92,576)	(52,629)	(46,161)	(32,621)
Other financial results	(22,754)	26,826	(79,772)	38,304	(11,768)

Income before equity in earnings of associated companies and income tax	2,752,215	2,787,534	1,837,326	812,037	250,504
Equity in earnings of associated companies	113,276	94,667	117,377	206,141	27,585

Income before income tax	2,865,491	2,882,201	1,954,703	1,018,178	278,089
Income tax	(823,924)	(869,977)	(567,368)	(217,226)	(61,251)

Income for continuing operations (2)	2,041,567	2,012,224	1,387,335	800,952	216,838

Discontinued operations
Income (loss) for discontinued operations	34,492	47,180	(3)	4,029	5,600

Income for the year (2)	2,076,059	2,059,404	1,387,332	804,981	222,437
Income attributable to (2):
Equity holders of the Company	1,923,748	1,945,314	1,277,547	784,703	210,308
Minority interest	152,311	114,090	109,785	20,278	12,129

Income for the year (2)	2,076,059	2,059,404	1,387,332	804,981	222,437

Depreciation and amortization	(514,820)	(255,004)	(214,227)	(208,119)	(199,799)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,506,876	1,167,229,751
Basic and diluted earnings per share for continuing operations	1.60	1.61	1.08	0.66	0.18
Basic and diluted earnings per share	1.63	1.65	1.08	0.66	0.18
Dividends per share(3)	0.38	0.30	0.30	0.17	0.11

(1)	Certain comparative amounts for 2005, 2004 and 2003 have been re-presented to conform to changes in presentation in 2006 and 2007, mainly due to the sale of a majority ownership in Dalmine Energie. See note 29 “Current and non current assets held for sale and discontinued operations” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2007	2006	2005	2004	2003
Selected consolidated balance sheet data(1)

IFRS
Current assets	(2)6,514,043	6,028,832	3,773,284	3,012,092	2,035,895
Property, plant and equipment, net	3,269,007	2,939,241	2,230,038	2,164,601	1,960,314
Other non-current assets	5,461,537	3,627,169	702,706	485,595	313,339

Total assets	15,244,587	12,595,242	6,706,028	5,662,288	4,309,548

Current liabilities	(2)3,328,066	2,765,504	1,699,101	1,999,846	1,328,677
Non-current borrowings	2,869,466	2,857,046	678,112	420,751	374,779
Deferred tax liabilities	1,233,836	991,945	353,395	371,975	418,333
Other non-current liabilities	283,369	279,117	199,547	208,521	226,495

Total liabilities	7,714,737	6,893,612	2,930,155	3,001,093	2,348,284
Capital and reserves attributable to the Company’s equity holders	7,006,277	5,338,619	3,507,802	2,495,924	1,841,280
Minority interest	523,573	363,011	268,071	165,271	119,984

Total liabilities and equity	15,244,587	12,595,242	6,706,028	5,662,288	4,309,548

Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,287,664

(1)	Certain comparative amounts for 2005, 2004 and 2003 have been re-presented to conform to changes in presentation in 2006 and 2007.
(2)	In 2007 current assets include current and non current assets held for sale ($651.2 million), related to the divestment of Hydril’s pressure control business and current liabilities include liabilities associated with such assets ($267.0 million).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the U.S. and Canada, we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets. In addition, some of these producers are improving the range, quality and technology of their pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets.

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

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In recent years, the cost of raw materials used in our business has increased significantly due to increased global demand for steel products in general. In addition, limited availability of energy in Argentina, where we have significant operations and consequent supply restrictions could lead to higher costs of production and eventually to production cutbacks at our facilities there. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our recently acquired welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations. We may not be able to recover increased costs of raw materials and energy through increased prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

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

Similarly, our sales of tubes and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

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

Significant portions of our operations are located in countries with a history of political volatility or instability, including Argentina, Brazil, Colombia, Mexico, Romania and Venezuela. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; expropriation of property; changes in laws, norms and regulations; cancellation of contract rights; delays or denials of governmental approvals; and environmental regulations). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, we have significant manufacturing operations and assets in Argentina. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•

While the Argentine government has taken several actions to control inflation and monitor prices for most relevant goods and services, including price support arrangements, inflation has increased since 2004. In addition, Argentina’s inflation indicators have been subject to changes in calculation and may not be consistent with the past or may not adequately reflect cost increases. Official inflation figures remain disputed by independent economists. Our business and operations in Argentina may be adversely affected by inflation or by the measures that might be adopted by the government to address such inflation.

•

The economy has been affected by supply constraints as capacity idled during the severe recession in 2002 has been utilized. Capital investment, particularly in infrastructure, has lagged mainly due to economic uncertainties and governmental actions, including price controls and other regulatory measures. Investment in energy and transportation infrastructure has been particularly affected. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

•

Economic and political instability resulted in a severe recession in 2002, which had a lasting effect on Argentina’s economy. Should inflation continue to increase or supply constraints hinder future growth, the Argentine economy may not continue to grow at current rates and economic instability may return. Our business and operations in Argentina could be adversely affected by rapidly changing economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

•

The Argentine government has increased taxes on our operations in Argentina through several methods. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•

Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. If the Argentine government does not take measures that result in the investment in natural gas generation, energy production and transportation capacity required to keep pace with the growth in demand on a timely basis, our production in Argentina could be curtailed, and our sales and revenue could decline.

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

•

The Argentine government has imposed export restrictions and/or export taxes on certain activities, mainly in connection with commodities, gas and oil. Even though so far the Argentine government has not imposed any export restrictions concerning our activities, if any such restrictions were to be imposed, our business and operations in Argentina could be adversely affected.

Adverse political and economic developments in the Middle East and Nigeria have had an adverse impact on our sales in those countries in recent years, and may continue to do so.

Similarly, we currently have significant exposure to political and economic developments in Venezuela, including the following:

•

We hold approximately 11.46% of the capital stock of Ternium S.A., or Ternium, a company controlled by San Faustin. Ternium holds approximately 59.7% of Venezuelan steel producer Sidor (while Corporación Venezolana de Guayana, or CVG, –a Venezuelan governmental entity– holds approximately 20.4% of Sidor and certain Sidor employees and former employees hold the remaining 19.9% interest). We also have a 70% interest in Tavsa, Tubos de Acero de Venezuela S.A, which owns a seamless steel pipe plant located within the Sidor’s iron and steel manufacturing complex. The plant uses steel bars supplied by Sidor as its principal raw material, and is also dependent on Sidor for the supply of energy and other inputs. Additionally in July 2004, together with Sidor, we acquired an industrial facility (Matesi), in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%.

•

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. On May 13, 2008, Decree Law 6058 regulating the steel production activity in the Guayana, Venezuela region (the “Decree”) became effective upon its publication on Venezuela’s Official Gazette. The Decree orders that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The discussions between Ternium and the Venezuelan government regarding the adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to Venezuela are presently under way.

•

The Decree provides for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period, as such term may be extended, the Venezuelan Ministry of Basic Industries and Mining shall assume control and exclusive operation of Sidor, and the Executive Branch shall order the expropriation of the shares of the relevant companies. Accordingly, if Ternium fails to reach agreement with the Venezuelan government, its ownership interest in Sidor could be eliminated altogether, potentially without any immediate compensation. In addition, while the Decree does not provide any valuation criteria for the shares to be transferred to Venezuela, it specifies that any expropriation compensation shall not include lost profits (“lucro cesante”) or indirect damages. The nationalization process could adversely affect the value of our investment in Ternium. The impact of the potential governmental actions with respect to Sidor on Ternium’s financial position is not determinable at this time.

•

We can give no assurance that the Venezuelan government will not seek in the future the nationalization of our interests in Tavsa or Matesi. Additionally, the nationalization process described above may indirectly affect Tavsa or Matesi if the change in control in Sidor results in failure by Sidor to supply raw materials, energy or other inputs and/or otherwise disrupts their regular operations.

•

In addition to the above, if other political or economic measures such as expropriation, nationalization, price controls or renegotiation or nullification of contracts were implemented in connection with our Venezuelan operations or with contracts entered by us with companies incorporated in Venezuela, including Petróleos de Venezuela, or PDVSA, the state-owned oil company, operations and revenues, and consequently our financial results, could be adversely affected. The Venezuelan government frequently intervenes in the Venezuelan economy and occasionally makes significant changes in policy. The Venezuelan government’s actions to control inflation and implement other policies have involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, and results of operations could be adversely affected by changes in policy involving tariffs, exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, industrial laws and regulations and other political or economic developments in or affecting Venezuela.

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

Future acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during recent years. For example, in May 2007, we acquired Hydril Corporation, or Hydril, a leading North American producer of premium connections and pressure control products for the oil and gas industry and in October 2006, we acquired Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia. We will continue actively to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our Maverick and Hydril acquisitions, and other past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets.

In accordance with IFRS, management must test for impairment goodwill and other intangible assets with indefinite useful life annually, or more frequently if there are indicators of impairment, and recognize a non-cash charge in an amount equal to the impairment. In connection with the acquisition of Hydril completed on May 7, 2007, we recorded $1,042 million in goodwill and $1,093 million in other intangible assets (i.e., customer relationships, proprietary technology and trade names and information systems) in 2007. In addition, in connection with the acquisition of Maverick on October 5, 2006, we recorded $1,114 million in goodwill and $1,494 million in customer relationships in 2006. If our management was to determine in the future that the goodwill or other intangible assets recognized in connection with the acquisitions of Hydril or Maverick were impaired, we would be required to recognize a non-cash charge to write down the value of these assets, which would adversely affect our financial condition and results of operations.

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

A portion of our sales and purchases of goods and services are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related-party transactions in the future, and these transactions may not be on terms as favorable as could be obtained from unaffiliated third parties. For information concerning our principal transactions with related parties, see Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions”.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the implementation of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and their subsequent implementation. The implementation of such projects varies significantly from year to year. For example, during 2006, our sales of pipes for pipelines projects declined significantly as large pipeline projects in Brazil and Argentina were delayed before recovering again in 2007 when those and other pipeline projects began to be implemented. Our welded pipe revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on specific factors such as the cancellation or postponement of specific projects due to changes in governmental policies or adverse developments in economic, political or other factors.

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

In addition, our ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, we may only pay dividends out of distributable retained earnings and distributable reserves calculated in accordance with Luxembourg Law and regulations. See Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

The Company’s tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime applying to the Company, we or our shareholders may be subject to a higher tax burden in the future.

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributions to holders of our shares and ADSs. Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company– are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, we or our shareholders may be subject to a higher tax burden in the future.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of June 4, 2008, San Faustin beneficially owned 60.4% of our shares. Rocca & Partners controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of our board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, our articles of association permit our board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, our controlling shareholder may cause our board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Risk Factors – Risks relating to the Company’s shares and ADSs – Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. In certain circumstances the Company may request the depositary to give a discretionary proxy to the person designated by the Company to vote deposited securities in favor of proposals or recommendations of the Company, including any recommendation to vote in accordance with the majority shareholders’ vote, the depositary shall grant such proxy unless a different instruction is timely received from the holder of ADS with respect to a determined amount of securities.

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

The Company is a corporation organized under the laws of Luxembourg, and the majority of our assets are located outside of the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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

In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last two years, we have transformed our presence in the North American market through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the U.S., Canada and Colombia, and Hydril, a leading North American manufacturer of premium connections for steel pipe products used in the oil and gas industry with an established reputation worldwide. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

We provide tubular products and related services to our customers around the world through global business units serving specific market segments and local business units serving the regional markets where we have our main production facilities. Our global business units include:

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

A. History and Development of the Company

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

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in steel pipe producing companies, including:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004); and

•	Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

On May 7, 2007, we strengthened our technological capabilities and our global network of pipe finishing, distribution and service facilities through the acquisition of Hydril, a leading North American manufacturer of premium connections and pressure control products for oil and gas drilling production. We integrated Hydril’s premium connection business into our global operations and, on April 1, 2008, we sold Hydril’s pressure control business to General Electric Company, or GE, for a total consideration of approximately $1,115 million. For more information on the Hydril pressure control business divestment, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Sale of Hydril Pressure Control Business”.

B. Business Overview

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

Pursuing strategic acquisition opportunities and alliances

We have a solid record of growth through strategic acquisitions. We pursue selective strategic acquisitions as a means to expand our operations, enhance our global competitive position and capitalize on potential operational synergies. In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections for steel pipe products used in oil and gas drilling production and, in October 2006, we acquired Maverick, a North American producer of steel pipe products for the energy industry, expanding our operations in North America.

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in May 2005, we acquired Donasid, a Romanian steel producer, to secure a source of steel for our Romanian operations and reduce costs.

Developing pipe management and other value-added services

We continue to develop pipe management and other value-added services for our customers worldwide. Through the provision of these services, we seek to enable our customers to reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors, further strengthen our relationships with our customers worldwide through long-term agreements and add value in the supply chain.

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

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

•	our strong balance sheet.

Business Segments

Our business is organized in three business segments: Tubes, Projects, and Others.

•	Tubes includes our operations that consist in the production, distribution and sale of seamless and welded tubular products and related services mainly for energy and select industrial applications.

•	Projects includes our operations that consist in the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

•

Others includes our operations that consist mainly in the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as HBI, that exceed our internal requirements.

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

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials, such as HBI, that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina and Brazil, couplings in the United States, Argentina, China, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for production of API and premium joints in the United States, Canada, China, Indonesia, Nigeria, and the United Kingdom.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2007	2006	2005
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,450	3,450	3,350
Actual Production	2,985	3,107	2,881
Tubes - Seamless
Effective Capacity (annual)(1)	3,400	3,400	3,350
Actual Production	2,836	3,013	2,842
Tubes - Welded
Effective Capacity (annual) (1)	1,860	1,860	—
Actual Production (2)	909	316	—
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	499	326	476

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	In 2006, includes production from the Villa Constitución facility for eleven months and from the former Maverick facilities for three months.

Production Facilities - Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities, two coiled tubing facilities, three threading plants and a couplings manufacturing facility in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and two threading plants in Canada.

Mexico. In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Mexican state oil company Petróleos Mexicanos, or Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. The Veracruz plant was inaugurated in 1954. Situated on an area of 450 hectares, the plant includes a state-of-the-art seamless pipe mill and has an installed annual production capacity of approximately 780,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 850,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, continuous mandrel mill, and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace and a cooling bed;

•	four finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding annual installed production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2007, and the year operations commenced, are as follows:

	Effective Production Capacity (annual)(1)	Year Operations Commenced
Steel Shop	850	1986
Pipe Production Multi-Stand Pipe Mill	700	1983
Pilger Mill	80	1954
Cold-Drawing Mill	35	1963
Auto Components Facility	30	2004

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2007, as part of the acquisition of Hydril, we incorporated into our Mexican operations a threading plant in Veracruz, which produces premium connections and accessories.

In addition to the Veracruz facilities, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of approximately 15,000 tons.

United States. In the United States we have the following production facilities:

Hickman, Arkansas: Our main U.S. production facility, covering an area of 78 hectares. This facility processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 1 1/2 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

•	A plant commissioned in 1993 comprising two mills producing 1 1/ 2 through 5 1/2 inches API products with three finishing lines and two heat treatment lines;

•	A plant commissioned in 2000 comprising two mills producing 3 1/ 2 through 16 inches API products with two finishing lines; and

•	A coating facility commissioned in 2001 coating sizes up to 16 inches.

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG and line pipe, with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line.

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce ERW OCTG and line pipe with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 90,000 tons. The facility has one mill and a finishing line capable of producing line pipe products.

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

Furthermore, as part of the acquisition of Hydril, we added the following threading facilities, which are mainly dedicated to the finishing of tubes with premium connections:

•	McCarty: a threading facility in Houston, Texas, which comprises two main production buildings in an area of approximately 20 hectares;

•	Westwego: a threading facility located in Louisiana; and

•	Bakersfield: a threading facility in California, mainly used as a repair shop.

Canada. In Canada, we have a seamless steel pipe manufacturing facility located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a semi-retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual capacity of the facility is at approximately 250,000 tons. The plant was opened in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of the leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In 2007, we signed a 10-year contract with QIT, a Canadian producer of titanium dioxide and high purity iron, under which QIT supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices which vary in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina and Mexico for the remainder of our round steel bar requirements.

In addition, we own the Prudential welded steel pipe manufacturing facility based in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility, originally commissioned in 1966, includes a slitter, three welding lines and four threading lines. The annual capacity of this plant is at approximately 400,000 tons.

Moreover, as a result of the acquisition of Hydril, added two threading facilities in Canada:

•	Nisku: a threading facility located in Alberta, dedicated to premium connections; and

•	Dartmouth: a threading facility in Nova Scotia, mainly used as a repair shop.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina and a seamless pipe plant in Venezuela. In addition, we have welded pipe manufacturing facilities in Argentina and Colombia.

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

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 150 kilometers from Campana. The capacity of this power generation plant—160 megawatts—together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2007, and the year operations commenced are as follows:

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

Venezuela. In Venezuela, we have a seamless steel pipe plant with an annual production capacity of approximately 80,000 tons, located in Ciudad Guayana in the eastern part of the country. The plant is situated on an area comprising 38 hectares within the Sidor C.A., or Sidor, iron and steel manufacturing complex on the banks of the Orinoco River. The plant includes a pilger mill and finishing line, including threading facilities, and produces seamless pipe products with an outside diameter range of 6 5/8 to 16 inches. The plant uses steel bars supplied by Sidor, a subsidiary of our affiliate Ternium, as its principal raw material. In July 2004, together with Sidor, we acquired an industrial facility, also in Ciudad Guayana, Venezuela, to produce HBI.

Colombia. As part of the acquisition of Maverick in 2006, we incorporated the TuboCaribe welded pipe manufacturing facility in Cartagena, Colombia on an area of 28 hectares. The total estimated yearly capacity is 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 8 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania and a premium connection threading facility in the United Kingdom.

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

The major operational units at the Dalmine facility and corresponding annual effective production capacity (in thousands of tons per year) as of December 31, 2007, and the year operations commenced are as follows:

	Effective Production Capacity (annual) (1)	Year Operations Commenced
Steel Shop	900	1976
Pipe Production
Pilger Mill	10	1937
Mandrel Mill:
Floating Mandrel Mill Small Diameter	140	1962
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650	1978

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

•

the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•

the Piombino facility, which covers an area of approximately 67 hectares and comprises a welded pipe production line (Fretz Moon type) with a hot stretch reducing mill, a hot dip galvanizing line and associated finishing facilities. Production is focused on welded pipe and finishing of small diameter seamless and welded pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 180,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with a production capacity of approximately 14,000 tons or 270,000 pieces per year.

In order to reduce the cost of electrical energy at our operations in Dalmine, we recently constructed a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. This new facility began operations in May 2007. Our operations in Dalmine consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

Romania. In July 2004 we acquired a seamless steel pipe manufacturing facility in Romania, located in Zalau city, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). In May 2005, we acquired a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and in February 2006 began to supply steel bars to the Silcotub facility as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a continuous mandrel;

•	three finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop;

•	a cold-drawing plant with finishing area; and

•	automotive and hydraulic cylinders components’ production machinery.

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment, upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual capacity of the facility is at approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see Item 4. “Information on the Company – Competition”.

In November 2006, we began operating a newly constructed facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In addition, with the acquisition of Hydril in 2007, we incorporated a premium joints threading facility in the state of Batam, Indonesia.

Production Facilities - Projects

We have two major welded pipe facilities, one in Brazil and one in Argentina, which produce pipes used in the construction of major pipeline projects. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

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

Production Facilities - Others

We have facilities for the manufacture of sucker rods in Villa Mercedes, San Luis, Argentina and in Moreira Cesar, São Paulo, Brazil. In Moreira Cesar, we also have facilities for the manufacture of industrial equipment. As part of the acquisition of Maverick in 2006, we incorporated a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky, Cedar Springs, Georgia and Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual capacity of approximately 240,000 tons.

Sales and Marketing

Net Sales

Our total net sales amounted to $10,042 million in 2007, $7,728 million in 2006 and $6,210 million in 2005. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2007		2006		2005
Tubes	8,552.6	85%	6,826.9	88%	5,128.0	83%
Projects	876.3	9%	453.5	6%	790.0	13%
Others	613.1	6%	447.3	6%	291.8	5%

Total	10,042.0	100%	7,727.7	100%	6,209.8	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2007		2006		2005
Tubes
North America	2,921.7	34%	1,993.0	29%	1,663.4	32%
South America	1,221.7	14%	960.3	14%	839.2	16%
Europe	1,661.4	19%	1,315.1	19%	1,024.5	20%
Middle East and Africa	2,057.6	24%	1,895.7	28%	933.4	18%
Far East and Oceania	690.2	8%	662.8	10%	667.4	13%

Total Tubes	8,552.6	100%	6,826.9	100%	5,128.0	100%

North America

Sales to customers in North America accounted for 34% of our sales of tubular products and services in 2007, compared to 29% in 2006 and 32% in 2005.

We have significant sales in each of Canada, the United States and Mexico. Since October 2006, when we acquired Maverick, a leading producer of ERW OCTG and line pipe products with operations in the U.S., Canada and Colombia, our overall sales in the U.S. and Canada have increased.

The use of ERW OCTG products in less complex applications, such as in shallow onshore wells, has become well established in the U.S. and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local ERW producers. ERW products are not, however, generally used in more complex applications.

Sales to our oil and gas customers in the U.S. and Canada are particularly sensitive to North American gas prices as the majority of drilling activity in these two countries is related to exploration and production of natural gas. These prices can be affected by issues such as available storage capacity and seasonal weather patterns. As compared to sales in other countries, our sales in the U.S. and Canada are more sensitive to the level of inventories held by distributors due to the role that distributors have traditionally played in the steel pipe markets of these two countries.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain. During 2007, drilling activity declined significantly as gas producers reacted to a sharp fall in natural gas prices during the second half of 2006 and high Canadian drilling costs by cutting back their investments in gas drilling activities. In addition, the provincial government of Alberta introduced additional uncertainty among oil and gas operators in 2007 by reviewing and increasing royalties payable on oil and gas production.

Our sales to oil and gas customers in the United States have been affected by antidumping duties which were applied since 1995 in respect of the import of OCTG products produced by our main seamless pipe manufacturing subsidiaries. On May 31, 2007, the U.S. International Trade Commission voted to revoke these antidumping duties. For further information, see Item 8.A. “Financial Information – U.S. Seamless Steel Pipe Antidumping Duty Proceedings”. Since the acquisitions of Maverick and Hydril and the revocation of the antidumping duties on our OCTG products, we have integrated a full range of products for our customers and our sales of OCTG products in the United States have been increasing. Sales of line pipe products for deepwater oil and gas applications were not affected by the antidumping restrictions that previously affected the import of some of our seamless line pipe products from Mexico and Argentina and which have also recently been removed. Our sales to the industrial sector have not been affected by antidumping restrictions and are affected primarily by trends in industrial activity.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex under just-in-time, or JIT, agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories.

In 2003, Pemex increased exploration and production activity and began to let out politically controversial multiple services contracts to operate some of its gas fields. In 2006, following two years of strong growth, oil and gas exploration and development in Mexico declined as Pemex experienced budgetary constraints just as the costs of drilling rose sharply in response to a strong worldwide upturn in demand for oil and gas drilling services. There was a partial recovery in drilling activity in 2007, but oil production declined as output from Mexico’s principal field declined significantly.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 14% of our sales of tubular products and services in 2007, compared to 14% in 2006 and 16% in 2005.

Our largest markets in South America are Argentina and Venezuela, countries in which we have manufacturing subsidiaries. Our sales in the Argentine and Venezuelan markets are sensitive to the international price of oil and its impact on the drilling activity of participants in the domestic oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by governmental actions and policies and their consequences, such as nationalization and other measures relating to the taxation and ownership of oil and gas production activities, general strikes, agreements to vary domestic production pursuant to quotas established by OPEC, and other matters affecting the investment climate. See Item 3.D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

In the past several years, demand from oil and gas customers in Argentina has remained steady but growth in supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing of domestic gas tariffs for consumers.

We also serve the demand for steel pipes for other applications in the Argentine market. Demand from this sector has increased in the past three years in response to increased economic activity, particularly in the agricultural sector and in import substitution.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. Over the past few years there has been increased government intervention in the Venezuelan oil and gas industry. Following a general strike which ended in early 2004 many employees of PDVSA were dismissed. In 2006, laws were passed which obliged private sector participants in the oil and gas sector to surrender majority control of their oil and gas drilling concessions to PDVSA. In the past three years, drilling activity in Venezuela has remained stable but has not increased in line with global drilling activity. Our sales in Venezuela may be affected by the risks described in Item 3. D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

In addition, we have growing sales in Colombia, where, with the acquisition of Maverick, we incorporated a manufacturing facility and where drilling activity has been increasing. Sales in Colombia and in other countries in the region such as Ecuador and Peru are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the local oil and gas sectors, as well as to general economic conditions and governmental actions and policies in these countries.

Europe

Sales to customers in Europe accounted for 19% of our sales of tubular products and services in 2007, compared to 19% in 2006 and 20% in 2005.

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

Industrial production in Eastern European countries has been growing more rapidly in recent years than in Western European countries, as European manufacturers take advantage of lower costs in Eastern European countries to expand their production activities in those countries. With the acquisition of Silcotub in Romania in July 2004, we are improving our ability to serve customers in Eastern Europe as well as in areas such as the Caspian Sea, and the Commonwealth of Independent States, or the CIS.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 24% of our sales of tubular products and services in 2007, compared to 28% in 2006 and 18% in 2005.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past three years, drilling activity has increased significantly in this region as oil and gas producing countries in the region, led by Saudi Arabia, have been increasing investments in exploration and production with the objective of increasing oil production capacity and developing gas reserves to fuel regional gas-based industrial development and export gas in the form of liquefied natural gas, or LNG. In addition, international oil companies have been increasing investments in exploration and production in deepwater projects in offshore West Africa.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflict, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in that region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 8% of our sales of tubular products and services in 2007, compared to 10% in 2006 and 13% in 2005.

Our largest markets in the Far East and Oceania are China and Japan. Our sales in China are concentrated on OCTG products used in Chinese oil and gas drilling activities, tubes used in boilers for power generation facilities and tubes used for the manufacturing of gas cylinders. Although apparent consumption of pipes in China has increased significantly during the past three years, most of this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity. Imports of high-value pipe products not manufactured by local producers have declined in the past two years.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. In the past three years, demand has recovered due to improving economic conditions and strong demand of construction machinery export business for China. Nevertheless, our sales in Japan have declined as we switched production at our Japanese facility to more profitable export markets.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. In 2006, shipments of our pipes for pipeline projects declined significantly from relatively high levels in the previous year as there were delays in the definition of large pipeline infrastructure projects in Brazil and Argentina but they recovered in 2007 as projects moved forward.

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

Our principal competitors in steel pipe markets worldwide are described below.

•

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

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil and the Middle East. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products. In 2008, Vallourec acquired three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. In addition, jointly with Sumitomo Vallourec is constructing an integrated seamless mill in Brazil which will be primarily dedicated to OCTG production. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market.

•

During the last two years, the tubes and pipes business in the U.S. and Canada has experienced a significant consolidation process. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies and SSAB has recently agreed to sell IPSCO’s Tubular division to Evraz Group S.A. and TMK, two Russian companies. U.S. pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•

Producers from the CIS and China compete primarily in the “commodity” sector of the market and have been increasing their participation in markets worldwide for standard products. In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry and has expanded through acquisitions into Eastern Europe. Also in recent years, producers in China have increased production capacity and have increased their exports of steel pipe products.

•

ArcelorMittal has recently created a tubes division. In 2006, through the acquisition of Arcelor, Mittal acquired Dofasco tubular business, focused on the automotive segment in North America and in 2007 acquired a tubular business focused on automotive products from Vallourec. In 2008, ArcelorMittal acquired Unicon, a Venezuelan welded pipe producer focused on the oil and gas sector. ArcelorMittal also has announced projects to build a large diameter welded pipes plant in Nigeria and a seamless pipes mill in Saudi Arabia.

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

Capital Expenditure Program

During 2007, our capital expenditures, including investments at our plants and investments in information systems, amounted to $447.9 million, compared to $441.5 million in 2006 and $284.5 million in 2005. Investment at our plants amounted to $425.6 million in 2007, compared to $414.4 million in 2006 and $264.4 million in 2005. In 2007, we completed an investment program to expand our capacity to produce high value products, mainly increasing our capacity to produce heat-treated and high value-added proprietary premium joint products. The major highlights of our capital spending program during 2007 include:

•	construction of a power generation facility at our Dalmine facility in Italy, where operations commenced in May 2007;

•	construction of our premium connection threading and coupling facility in China, where operations commenced in November 2006;

•	construction of additional heat treatment facilities in our seamless pipe facilities in Mexico and Argentina;

•	installation of new testing machines and improvements to finishing and inspection facilities at our Campana facility in Argentina and at our seamless facility in Canada;

•	construction of a new coupling shop and expansion of cold drawing facilities at our Veracruz facility in Mexico;

•	construction of a new training center in Dalmine;

•	conclusion of the components center and upgrade of process controls at our Romanian steel shop and rolling mill; and

•	consolidation of high-chromium production processes at NKKTubes.

Capital expenditures in 2008 are expected to be slightly below the level reached in 2007. Our investments will mainly aim at continuing to increase our proportion of high value products, improving quality and process controls, extending our product range, minimizing environmental impact and reducing costs. Major projects planned for 2008 include:

•	improvements in plant, processes and equipment, mainly over forming and inspection areas at the welded pipe facilities incorporated in our recent acquisitions;

•	completion of the new quality and R&D laboratories at our Dalmine facility in Italy;

•	de-bottlenecking and environmental projects at our steel shops in Italy and Romania;

•	capacity expansion at our cold drawing plant and construction of a new laboratory at our Zalau facility in Romania;

•	revamping of the finishing lines and expansion of our auto components facilities at our Veracruz facility in Mexico; and

•	completion of the corporate university campus at our Campana facility in Argentina.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $22.2 million in 2007, compared to $26.1 million in 2006 and $19.3 million in 2005.

Raw Materials and Energy

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

Steel scrap, pig iron and DRI

Steel scrap, pig iron and DRI for our integrated steelmaking operations are sourced from local and international sources. In Argentina, we produce our own DRI and source ferrous scrap domestically through a 75% owned scrap collecting and processing subsidiary. In Italy, we purchase pig iron and ferrous scrap as well as special metals for certain products from European and international markets. In Mexico, we import most of our pig iron and DRI requirements and purchase scrap from domestic and international markets. In Romania, we source ferrous scrap primarily from the domestic market.

To secure an additional source of DRI for our steelmaking operations, we have invested in facilities in Ciudad Guayana, Venezuela, which reduce locally-supplied iron ore into HBI using natural gas as a reductant. Since 1998, we have had an off-take commitment to purchase 75,000 tons per year of HBI from Complejo Siderúrgico de Guayana C.A., or Comsigua, which can be terminated with one year’s notice. We hold a 6.9% equity interest in Comsigua. More recently, in July 2004, jointly with Sidor, a subsidiary of our affiliate Ternium, we formed Matesi, and acquired a Venezuelan iron reduction plant. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity in excess of one million tons.

International prices for steel scrap, pig iron and DRI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials increased during 2007 and have risen substantially higher since the beginning of 2008.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys increased substantially in 2005, then declined slightly in 2006 and increased again in 2007, in line with international prices for these materials.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina and Venezuela. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A under long term contracts with annual price adjustment based on international benchmarks. Iron ore for the production of DRI in Venezuela is supplied by CVG Ferrominera Orinoco C.A., the Venezuelan state-owned iron ore mining company, under a long-term supply contract which establishes annual price adjustments in accordance with international prices. Our costs of iron ore have increased substantially over the past three years in line with international prices.

Round steel bars

We purchase round steel bars and ingots for use in our seamless steel pipe facilities in Japan, Venezuela and Canada. In Japan, we purchase these materials from JFE, our partner in NKKTubes, and in Venezuela, we purchase these materials from Sidor, a subsidiary of our affiliate Ternium. In both cases, these purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, our operations in Japan and Venezuela are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials.

In Canada, we have a long-term agreement with QIT, a Canadian producer of titanium dioxide and high purity iron, under which QIT supplies up to 100,000 tons of round steel bars per year, at U.S. dollar prices which vary in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina and Mexico for the remainder of our round steel bar requirements.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States. For our welded pipe operations in the United States and Canada, a significant part of our requirements for steel coils are supplied under long-term contracts with prices set at market levels. Our principal suppliers include Nucor, which has a steel coil manufacturing facilities in Hickman, Arkansas, near to our principal welded pipe facility in the U.S., and Ipsco, which has steel coil manufacturing facilities in Regina, Saskatchewan, Canada. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted quarterly in accordance with market conditions starting in January 2007. Steel coil prices in the U.S. and Canada and elsewhere have increased sharply since the beginning of 2008. We purchase steel coils and plates for our welded pipe operations in Brazil and Argentina principally from Usiminas and Siderar S.A.I.C., or Siderar, a subsidiary of Ternium.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have owned sufficient generating capacity to supply the requirements of our steelmaking facility at Campana since we acquired a 160 MW electric power generating facility in 2003. In Italy, we began operations at a newly constructed 120 MW power generation in May 2007, which is designed to meet the electric power requirements of our steelmaking facility at Dalmine. Prior to this start up, our electric power and natural gas requirements in Italy were supplied by Dalmine Energie S.p.A, or DaEn, in which we sold a 75% participation to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON A.G. in December 2006 and the remaining 25% in November 2007. In Mexico, our electric power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Repsol YPF is our principal supplier of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us on terms and conditions that are equivalent to those with Repsol YPF and the other suppliers.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. When the enlargement of the trunk pipelines in Argentina is completed, we expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expires in May 2009. In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our new power generation facility in Italy which began operations in May 2007. Our natural gas requirements in Italy continue to be supplied by DaEn, even after its transfer to E.On. Natural gas for our HBI plant in Venezuela is supplied by the state-owned PDVSA Gas.

Our costs for electric energy and natural gas vary from country to country. These costs have increased over the past three years particularly for our Italian operations. We expect our energy costs in Argentina, which remain at relatively low levels, to continue to increase. The costs of natural gas for industrial use in Argentina increased significantly during the last three years driven by increased local demand as the local economy continues to recover and by governmental policies which subsidize residential consumption of natural gas at the expense of industrial users. During the last years, availability of natural gas has been impacted as demand continues to outpace supply. See Item 3. D. “Risk Factors related to our industry – Increases in the cost of raw materials and energy may hurt our profitability”.

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

We currently maintain, for all our pipe manufacturing facilities, the Quality Management System Certification ISO 9001:2000 granted by Lloyd Register Quality Assurance-Italy, and the API Q1 Quality Certification granted by API-U.S., which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. Our quality management system, based on the ISO 9001 and API Q1 specifications assures that products comply with customer requirements from the acquisition of raw material to the delivery of the final product, and are designed to ensure the reliability and improvement of both the product and the processes associated with the manufacturing operations.

All our mills involved in the manufacturing of material for the automotive market are certified according to the standard ISO/TS 16949 by Lloyd Register Quality Assurance-UK.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business and our spending on R&D has increased significantly over the past three years.

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, a newly constructed facility at our Veracruz plant in Mexico, at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome and at the product testing facilities of NKKTubes in Japan. We have an 8% interest in CSM, which was acquired in 1997. In addition, in 2007, we started the construction of a new research facitliy at our Dalmine plant, in Italy. We expect the facility to start up in the second half of 2008.

Product development and research currently being undertaken include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe and risers;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers; and

•	welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We spent $61.7 million for R&D in 2007, compared to $46.9 million in 2006 and $34.7 million in 2005.

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

We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Insurance

We carry property, accident, fire, third party liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, with caps of approximately $100 million. Our current property insurance program has indemnification caps up to $150 million for direct damage, depending on the value of the different plants. Additionally, we carry out business interruption coverage for certain parts of our business which is ancillary to the property and machinery breakdown coverage. The total combined limit for property damage and business interruption is $ 250 million. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership of each as of December 31, 2007, 2006 and 2005.

			Percentage Ownership
Company	Country of Organization	Main Activity	2007	2006	2005
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	39%	39%	39%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	—	—
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	—
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
Prudential Steel Ltd.	Canada	Manufacture of welded steel pipes	100%	100%	—
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	97%	85%
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tavsa, Tubos de Acero de Venezuela S.A.	Venezuela	Manufacture of seamless steel pipes	70%	70%	70%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	—
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	—

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina, Mexico and Venezuela. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium was listed on the New York Stock Exchange on February 1, 2006, following an initial public offering of ADSs. As of May 31, 2008, we held 11.5% of its outstanding shares.

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor, a Venezuelan integrated steel producer, which became a subsidiary of Ternium under the corporate reorganization of the San Faustin’s interests in flat and long steel. That reorganization had involved San Faustin’s controlling participations in Sidor, Siderar, an Argentine integrated steel producer, and Hylsamex, S.A. de C.V., or Hylsamex, a Mexican steel producer.

The Company is a party to a shareholders’ agreement with I.I.I. CI, a wholly owned subsidiary of San Faustin, pursuant to which I.I.I. CI will take all actions in its power to cause one of the members of Ternium’s board of directors to be one nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and I.I.I. CI also agreed to cause any vacancies on the board of directors to be filled with new directors nominated by either the Company or I.I.I. CI, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or I.I.I. CI pursuant to its terms. Carlos Condorelli, our former chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

Ternium is the controlling shareholder of Sidor and, as explained in Item 5.G. “Recent Developments – Sidor nationalization process”, our investment in Ternium is currently subject to the results of the Sidor nationalization process.

Exiros

Exiros, with presence in the United States, Argentina, Brazil, Canada, Italy, Mexico and Romania, provides Tenaris’s subsidiaries with purchase agency services in connection with Tenaris’s purchases of raw materials and other products or services. Until October 2006, Exiros was a wholly-owned subsidiary of Tenaris. In October 2006, Ternium acquired a 50% interest in Exiros, while Tenaris retained the remaining 50%. Exiros’s objectives are to procure better purchase conditions and prices as a result of the combined demand of products and services by both companies’ demand, as well as to secure joint control over the purchase process.

D. Property Plants and Equipment

For a description of our property, plants and equipment please see Item 4. B. “Business Overview – Production Process and Facilities” and “Capital Expenditure Program”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing facilities. In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last two years, we have transformed our presence in the North American market and significantly expanded the range of products we can offer our customers through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the United States, Canada and Colombia, and Hydril, a leading North American manufacturer of premium connection products for the oil and gas industry. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Over the past three years, persistently high oil and gas prices, combined with expectations that prices will remain high, have encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. Drilling activity has risen worldwide and is expected to continue to rise as production from large mature fields declines and the average size of new fields being discovered becomes smaller. In 2007, the annual average of the global count of active drilling rigs, published by Baker Hughes, rose 2% on a comparable basis compared to 2006 and was 33% higher on the same basis than in 2004. See Item 5.D. “Operating and Financial Review and Prospects – Trend Information”.

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

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities. In recent years, the costs of steelmaking raw materials have increased significantly due to increased global demand for steel products in general. Likewise, the cost of purchasing steel coils and plate has also increased. In the year to date, these costs have risen more sharply and rapidly than in the past three years. In previous years, in times of strong market demand for our steel pipe products and services, we have been able to offset the impact of raw material cost increases through increases in average selling prices over time. However, we can give no assurance that this will continue to be the case and increases in steelmaking raw materials and steel coils and plate could affect our operating margins.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

The preparation of these financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-term investments and intangible assets; assets lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that our estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

Impairment and recoverability of goodwill and other assets

Assessment of the recoverability of the carrying value of goodwill and other assets require significant judgment. We evaluate goodwill and other intangible assets with indefinite useful life allocated to the operating units for impairment on an annual basis. The carrying value of other assets is evaluated whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Goodwill is tested at the level of the cash generating units, or CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, we use projections for the next 10 years based on past performance and expectations of market development. After the tenth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 10% to 15%.

No impairment charge resulted from the impairment tests performed.

Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and deferred taxes may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Plant and Equipment Asset Useful Lives

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s reassessment of asset useful lives did not materially affect depreciation expense for 2007. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition and net worth. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial conditions and net worth.

A.	Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information – Accounting Principles – Tenaris” and AP A and B to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2007	2006	2005
Selected consolidated income statement data(1)

IFRS
Continuing Operations
Net sales	10,042,008	7,727,745	6,209,791
Cost of sales	(5,515,767)	(3,884,226)	(3,429,365)

Gross profit	4,526,241	3,843,519	2,780,426
Selling, general and administrative expenses	(1,573,949)	(1,054,806)	(832,315)
Other operating income (expenses), net	4,933	3,773	(2,199)

Operating income	2,957,225	2,792,486	1,945,912
Interest income	93,392	60,798	23,815
Interest expense	(275,648)	(92,576)	(52,629)
Other financial results	(22,754)	26,826	(79,772)

Income before equity in earnings of associated companies and income tax	2,752,215	2,787,534	1,837,326
Equity in earnings of associated companies	113,276	94,667	117,377

Income before income tax	2,865,491	2,882,201	1,954,703
Income tax	(823,924)	(869,977)	(567,368)

Income for continuing operations (2)	2,041,567	2,012,224	1,387,335
Discontinued Operations
Income (loss) for discontinued operations	34,492	47,180	(3)

Income for the year (2)	2,076,059	2,059,404	1,387,332
Income attributable to (2):
Equity holders of the Company	1,923,748	1,945,314	1,277,547
Minority interest	152,311	114,090	109,785

Income for the year(2)	2,076,059	2,059,404	1,387,332

Depreciation and amortization	(514,820)	(255,004)	(214,227)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.60	1.61	1.08
Basic and diluted earnings per share	1.63	1.65	1.08
Dividends per share(3)	0.38	0.30	0.30

(1)	Certain comparative amounts for 2005 have been re-presented to conform to changes in presentation in 2006 and 2007, mainly due to the sale of a majority ownership in Dalmine Energie. See note 29 “Current and non current assets held for sale and discontinued operations” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares and per share amounts)	At December 31,
	2007	2006
Selected consolidated balance sheet data

IFRS
Current assets	(1) 6,514,043	6,028,832
Property, plant and equipment, net	3,269,007	2,939,241
Other non-current assets	5,461,537	3,627,169

Total assets	15,244,587	12,595,242

Current liabilities	(1)3,328,066	2,765,504
Non-current borrowings	2,869,466	2,857,046
Deferred tax liabilities	1,233,836	991,945
Other non-current liabilities	283,369	279,117

Total liabilities	7,714,737	6,893,612
Capital and reserves attributable to the Company’s equity holders	7,006,277	5,338,619
Minority interest	523,573	363,011

Total liabilities and equity	15,244,587	12,595,242

Number of shares outstanding	1,180,536,830	1,180,536,830

(1)	In 2007, current assets include current and non current assets held for sale ($651.2 million), related to the divestment of Hydril’s pressure control business and current liabilities include liabilities associated with such assets ($267.0 million).

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2007	2006	2005
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(54.9)	(50.3)	(55.2)

Gross profit	45.1	49.7	44.8
Selling, general and administrative expenses	(15.7)	(13.6)	(13.4)
Other operating income (expenses), net	0.0	0.0	(0.0)

Operating income	29.4	36.1	31.3
Interest income	0.9	0.8	0.4
Interest expense	(2.7)	(1.2)	(0.8)
Other financial results	(0.2)	0.3	(1.3)

Income before equity in earnings of associated companies and income tax	27.4	36.1	29.6
Equity in earnings of associated companies	1.1	1.2	1.9

Income before income tax	28.5	37.3	31.5
Income tax	(8.2)	(11.3)	(9.1)

Income for continuing operations	20.3	26.0	22.3

Discontinued Operations
Income (loss) for discontinued operations	0.3	0.6	(0.0)

Income for the year	20.7	26.6	22.3

Income attributable to:
Equity holders of the Company	19.2	25.2	20.6
Minority interest	1.5	1.5	1.8

Fiscal Year Ended December 31, 2007, Compared to Fiscal Year Ended December 31, 2006

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2007		2006		(Decrease)
Tubes	8,552.6	85%	6,826.9	88%	25%
Projects	876.3	9%	453.5	6%	93%
Others	613.1	6%	447.3	6%	37%

Total	10,042.0	100%	7,727.7	100%	30%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2007	2006	(Decrease)
Tubes – Seamless	2,870	2,919	(2)%
Tubes – Welded	965	297	225%

Tubes – Total	3,835	3,216	19%
Projects – Welded	474	281	69%

Total – Tubes + Projects	4,309	3,497	23%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2007	2006	(Decrease)
Net sales
- North America	2,921.7	1,993.0	47%
- South America	1,221.7	960.3	27%
- Europe	1,661.4	1,315.1	26%
- Middle East & Africa	2,057.6	1,895.7	9%
- Far East & Oceania	690.2	662.8	4%

Total net sales	8,552.6	6,826.9	25%
Cost of sales (% of sales)	52%	47%
Operating income	2,713.9	2,670.5	2%
Operating income (% of sales)	32%	39%

Net sales of tubular products and services rose 25% to $8,552.6 million in 2007, compared to $6,826.9 million in 2006, due to a higher volume of welded pipe sales, resulting from the incorporation of the former Maverick operations acquired in October 2006, and a higher average selling price for our seamless pipes reflecting an enhanced product mix and increased demand for our specialized, high-end seamless pipe products used in the world’s more complex drilling operations and other demanding applications. In North America, sales increased principally due to the incorporation of sales from the former Maverick and Hydril premium connection operations but, excluding such effects, there was a substantial decline in sales in Canada reflecting the decline in drilling activity and consequent inventory adjustments. In South America, sales increased due primarily to higher sales of OCTG products in Venezuela as PDVSA began to replenish inventories, and increased sales in Colombia. In Europe, sales increased, with higher average selling prices and volumes, reflecting higher sales to European-based process and power plant contractors, a more specialized mix of products sold to industrial and automotive customers, increased sales of OCTG products in continental Europe and the appreciation of the Euro with respect to the U.S. dollar. In the Middle East and Africa, higher average selling prices more than offset lower volumes which were affected by lower sales of API OCTG products and inventory adjustments. In the Far East and Oceania, sales remained stable with higher sales in South-East Asia and South Korea offsetting lower sales in China.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 47% in 2006 to 52% in 2007, due primarily to higher sales of lower margin ERW products following the acquisition of Maverick in October 2006.

Operating income from tubular products and services rose 2% to $2,713.9 million in 2007, from $2,670.5 million in 2006, as the increase in sales was substantially offset by a reduction in the gross margin and higher expenses for the amortization of intangible assets.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2007	2006	(Decrease)
Net sales	876.3	453.5	93%
Cost of sales (% of sales)	71%	72%
Operating income	184.8	56.3	228%
Operating income (% of sales)	21%	12%

Net sales of pipes for pipeline projects rose 93% to $876.3 million in 2007, compared to $453.5 million in 2006, due to higher shipments and average selling prices. Regional demand for pipes for pipeline projects in South America improved substantially in 2007 as large gas pipeline projects in Brazil and Argentina that had been delayed in 2006 went ahead and orders were received for mineral slurry and additional gas pipeline projects in Brazil.

Operating income from pipes for pipeline projects rose 228% to $184.8 million in 2007, from $56.3 million in 2006, due to the increase in net sales and an increase in the operating margin reflecting a higher proportion of sales in Brazil where sales from our Brazilian mill have low logistics costs. Operating income in this segment in 2007 included other operating income of $16.4 million in respect of the sale of surplus office space.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2007	2006	(Decrease)
Net sales	613.1	447.3	37%
Cost of sales (% of sales)	76%	72%
Operating income	58.5	65.6	(11)%
Operating income (% of sales)	10%	15%

Net sales of other products and services rose 37% to $613.1 million in 2007, compared to $447.3 million in 2006, as sales from electric conduit pipe operations acquired in October 2006 were included for a full year. Sales of metallic structures also increased but sales of excess raw materials and sucker rods declined.

Operating income from other products and services declined to $58.5 million in 2007, from $65.6 million in 2006, due to increased sales of electric conduit pipes following the acquisition of Maverick in October 2006 and start-up problems affecting the operation of the acquired facilities, as well as lower margins on sales of excess raw materials.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in 2007 compared to 13.6% in 2006 due mainly to increased charges for amortization of intangible assets relating principally to assets acquired in the Maverick and Hydril acquisitions. These amortization charges amounted to $236.0 million in 2007, or 2.4% of net sales, compared to $54.8 million, or 0.7% of net sales, in 2006.

Other operating income and expenses resulted in net income of $4.9 million in 2007, compared to net income of $3.8 million in 2006. The 2007 result included income of $16.4 million in relation to the sale of surplus office space in Brazil and an expense of $10.3 million relating to the settlement of redemptions on Maverick’s 2005 Notes.

Net interest expenses totalled $182.3 million in 2007, compared to net interest expenses of $31.8 million in 2006. The increase in net interest expenses reflects the increase in the average net debt position during 2007 compared to 2006, relating to debt contracted for the Maverick and Hydril acquisitions.

Other financial results contributed a loss of $22.8 million in 2007, compared to a gain of $26.8 million during 2006. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of $113.3 million in 2007, compared to a gain of $94.7 million in 2006. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of $18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of $823.9 million were recorded during 2007, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to income tax charges of $870.0 million, equivalent to 31% of income before equity in earnings of associated companies and income tax, during 2006. The result in 2007 included net non-recurring tax losses of $47.3 million.

Income from discontinued operations amounted to $34.5 million, compared to $47.2 million in 2006. The 2007 income corresponds to the Hydril pressure control business, which was classified as a discontinued operation following the conclusion of an agreement to sell this business on January 28, 2008. The 2006 income corresponds to our former Dalmine Energie energy supply subsidiary, in which we sold a majority participation in December 2006.

Net income rose marginally to $2,076.1 million in 2007, compared to $2,059.4 million in 2006, as an increase in operating income was largely offset by an increase in net interest expenses.

Income attributable to equity holders was $1,923.7 million, or $1.63 per share ($3.26 per ADS), in 2007, compared to $1,945.3 million, or $1.65 per share ($3.30 per ADS) in 2006.

Income attributable to minority interest was $152.3 million in 2007, compared to $114.1 million in 2006. The increase was due primarily to higher income attributable to minority interest at our Confab subsidiary.

Fiscal Year Ended December 31, 2006, Compared to Fiscal Year Ended December 31, 2005

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2006		2005		(Decrease)
Tubes	6,826.9	88%	5,128.0	83%	33%
Projects	453.5	6%	790.0	13%	(43)%
Others	447.3	6%	291.8	5%	52%

Total	7,727.7	100%	6,209.8	100%	24%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2006	2005	(Decrease)
Tubes – Seamless	2,919	2,870	2%
Tubes – Welded	297	—

Tubes – Total	3,216	2,870	12%
Projects – Welded	281	501	(44)%

Total – Tubes + Projects	3,497	3,371	4%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2006	2005	(Decrease)
Net sales
- North America	1,993.0	1,663.4	20%
- South America	960.3	839.2	14%
- Europe	1,315.1	1,024.5	28%
- Middle East & Africa	1,895.7	933.4	103%
- Far East & Oceania	662.8	667.4	(1)%

Total net sales	6,826.9	5,128.0	33%
Cost of sales (% of sales)	47%	53%
Operating income	2,670.5	1,701.7	57%
Operating income (% of sales)	39%	33%

Net sales of tubular products and services rose 33% to $6,826.9 million in 2006, compared to $5,128.0 million in 2005, due primarily to an increase in the average selling price of our tubular products and services and the incorporation of sales from the former Maverick energy products division in the fourth quarter of 2006. Sales increased in the Middle East and Africa as there was strong demand for our specialized OCTG products and services, particularly in Saudi Arabia but more generally throughout the region, where there has been a sustained increase in investment in oil and gas drilling activity. In North America, excluding sales from the former Maverick operations, sales declined primarily due to lower demand for our OCTG products and services in Mexico, where drilling activity was impacted by oilfield cost inflation and budgetary constraints of the Mexican state-oil company Pemex, as well as lower sales of line pipe products for process and power plant construction to engineering companies in the U.S. and Canada. In South America, an increase in average selling prices offset a decline in sales of OCTG products in Venezuela as PDVSA reduced its stock of tubular inventories during the year. In Europe, there was an increase in sales of line pipe products to European-based process and power plant contractors and of OCTG products and services for the North Sea and a reduction in sales of tubes to industrial and automotive customers. In the Far East and Oceania, although the average selling price of our products increased, sales volumes of line pipe products to process and power plant customers in China and throughout the region declined, as did sales of industrial products in Japan and OCTG products throughout the region.

Cost of sales of tubular products and services, expressed as a percentage of net sales, decreased from 53% in 2005 to 47% in 2006, due to higher average selling prices reflecting a more favorable product and market mix following product repositioning efforts and higher market prices.

Operating income from tubular products and services rose 57% to $2,670.5 million in 2006, from $1,701.7 million in 2005, reflecting the increase in sales and an increase in the gross margin.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2006	2005	(Decrease)
Net sales	453.5	790.0	(43)%
Cost of sales (% of sales)	72%	66%
Operating income	56.3	179.6	(69)%
Operating income (% of sales)	12%	23%

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

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2006	2005	(Decrease)
Net sales	447.3	291.8	53%
Cost of sales (% of sales)	72%	63%
Operating income	65.6	64.6	1%
Operating income (% of sales)	15%	22%

Net sales of other products and services rose 53% to $447.3 million in 2006, compared to $291.8 million in 2005, as sales of the principal product categories (HBI, sucker rods, metallic structures) included in this segment all increased and the sales of conduit pipes from the former Maverick electrical products division were included from the fourth quarter.

Operating income from other products and services rose 1% to $65.6 million in 2006, from $64.6 million in 2005, due to higher sales. The operating margin decreased due primarily to a reduction in margins on sales of hot briquetted iron. These sales represented around 40% of total sales in this segment in 2006.

SG&A expenses increased marginally as a percentage of net sales to 13.6% in 2006 compared to 13.4% in 2005. Total SG&A rose to $1,054.8 million in 2006, from $832.3 million in 2005, due to higher labor costs, higher commission, freight and other selling expenses (reflecting higher sales) and increased charges for amortization of intangible assets relating principally to assets acquired in connection with the Maverick acquisition.

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

Equity in earnings of associated companies generated a gain of $94.7 million in 2006, compared to a gain of $117.4 million in 2005. These gains were derived mainly from our equity investment in Ternium and our former indirect equity investment in Sidor, prior to its exchange for an investment in Ternium in September 2005.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars

	For the year ended December 31,
	2007	2006	2005
Net cash provided by operating activities	2,020.6	1,810.9	1,295.3
Net cash used in investing activities	(2,287.1)	(2,822.0)	(292.8)
Net cash (used in) provided by financing activities	(196.7)	1,700.7	(604.1)

(Decrease) Increase in cash and cash equivalents	(463.2)	689.5	398.4
Effect of exchange rate changes	52.5	(5.1)	(11.6)
Cash and cash equivalents at the beginning of year	1,365.0	680.6	293.8

Cash and cash equivalents at the end of year	954.3	1,365.0	680.6

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2007, we have counted on cash flows from operations as well as additional bank financing to fund our transactions including the acquisition of Hydril. Short-term bank borrowings were used as needed throughout the year.

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

We have a conservative approach to the management of our liquidity, which consist of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value. We used these funds to finance our working capital and capital expenditure requirements, to make acquisitions and to distribute dividends to our shareholders.

We hold primarily money market investments and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars. As of December 31, 2007 U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 6.3% of total assets compared to 10.9% at the end of 2006.

Cash and cash equivalents (excluding bank overdraft) decreased from $1,372.3 million at December 31, 2006, to $962.5 million at December 31, 2007. In addition, we had other current investments of $87.5 million. As of December 31, 2006, other current investments amounted to $183.6 million.

Fiscal Year Ended December 31, 2007, Compared to Fiscal Year Ended December 31, 2006

Operating activities

Net cash provided by operations during 2007 rose to $2,020.6 million compared to $1,810.9 million in 2006 primarily reflecting an increase in operating income to $2,957.2 million in 2007 from $2,792.5 million in 2006. Working capital increased by $110.4 million in 2007 compared to a $469.5 million increase in 2006. The increase in working capital comprised mainly:

•	an increase in inventories of $252.8 million, reflecting primarily an increase in business activity and input costs;

•	an increase in trade receivables of $115.8 million, mainly due to higher sales; partially offset by

•	an increase in customer advances and other liabilities of $113.5 million, and $127.4 million respectively.

Investing activities

Net cash used in investing activities in 2007 was $2,287.1 million, compared to $2,822.0 million in 2006. The main differences were as follows:

•	in 2007, we spent approximately $2.0 billion to acquire Hydril, while in 2006 we spent approximately $2.4 billion in acquisitions, mainly related to the acquisition of Maverick;

•

capital expenditures for 2007 amounted $447.9 million, a similar amount to the $441.5 million spent in 2006. For more information on our capital expenditures, see Item 4.B. Business Overview – “Capital Expenditure Program”; and

•

in 2007, we reduced our investments in short-term securities as a result of dispositions in an aggregate amount of $96.1 million, while in 2006 we increased our investments in short-term securities in an aggregate amount of $63.7 million.

Financing activities

Net cash used in financing activities, including dividends paid and proceeds and repayments of borrowings, was $196.7 million in 2007, compared to net cash provided by financing activities in 2006 of $1,700.7 million.

Dividends paid, including dividends paid to minority interests in subsidiaries, amounted to $567.9 million in 2007, of which $354 million were paid to equity holders in respect of the 2006 fiscal year and $153 million were paid to equity holders in November 2007 as an interim dividend in respect of the dividend for the 2007 fiscal year. This compares to $227.4 million paid in 2006, of which $204.2 million were paid in respect of the 2005 fiscal year in addition to an interim dividend paid in November 2005.

Net proceeds from borrowings (proceeds less repayments) totaled $371.2 million in 2007 compared to net proceeds from borrowings of $1,928.1 million in 2006 used to finance the Maverick acquisition.

Our total liabilities to total assets ratio decreased to 0.51:1 as of December 31, 2007, compared to 0.55:1 as of December 31, 2006.

Fiscal Year Ended December 31, 2006, Compared to Fiscal Year Ended December 31, 2005

Operating activities

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

•	On December 1, 2006, we sold a 75% participation in DaEn for $58.9 million.

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

Our total liabilities to total assets ratio increased to 0.55:1 as of December 31, 2006, compared to 0.44:1 as of December 31, 2005.

Principal Sources of Funding

Financial liabilities

Total financial debt increased by $369.0 million to $4,020.2 million at December 31, 2007 from $3,651.2 million at December 31, 2006.

Our financial liabilities consist mainly of bank loans. As of December 31, 2007 U.S. dollar-denominated financial liabilities and Euro-denominated financial liabilities represented 90.8% and 6.5%, respectively, of total financial liabilities. For further information about our financial liabilities, please see note 20 “Borrowings” to our consolidated financial statements included in this annual report.

The following table shows the composition of our financial liabilities at December 31, 2007 and 2006:

Thousands of U.S. dollars	2007	2006
Bank borrowings	3,953,696	3,503,573
Bank overdrafts	8,194	7,300
Other loans	56,592	134,421
Finance lease liabilities	1,763	5,949

Total borrowings	4,020,245	3,651,243

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006. The changes in interest rate are basically due to changes in floating interest rate.

	2007	2006
Bank borrowings	5.80%	6.12%
Other loans	5.50%	5.50%
Finance lease liabilities	2.52%	3.71%

The maturity of our financial liabilities is as follows:

Thousands of U.S. dollars At December 31, 2007	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Financial lease	696	524	269	106	168	—	1,763
Other borrowings	1,150,083	1,855,887	503,503	441,345	45,850	21,814	4,018,482

Total borrowings	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

Our current debt to total debt ratio increased from 0.22:1 as of December 31, 2006 to 0.29:1 as of December 31 2007, due to the prepayment of long term syndicated loans.

For information on our derivative financial instruments, please see Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

Significant Borrowings

Our most significant borrowings as of May 31, 2008 are as follows:

Millions of U.S. dollars Date
	Borrower	Type	Original Principal amount	Outstanding Principal amount as of December 31, 2007	Outstanding Principal amount as of May 31, 2008	Maturity
March 2005	Tamsa	Syndicated loan	300.0	300.0	240.0	March 2010
October 2006	Maverick	Syndicated loan	750.0	536.8	455.6	October 2011
October 2006	Tamsa	Syndicated loan	700.0	622.2	544.4	October 2011
October 2006	Siderca	Syndicated loan	480.5	416.6	352.7	October 2009
October 2006	Dalmine	Syndicated loan	150.0	133.3	116.7	October 2011
May 2007	Tenaris	Syndicated loan	1,000.0	1,000.0	500.0	May 2009 (*)
May 2007	Hydril	Syndicated loan	300.0	300.0	266.7	May 2012

(*)	This loan may be extended at the Company’s option until May 2012, upon notice to the agent no later than three business days prior to the original maturity date.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Tamsa’s, Maverick’s, Siderca’s, Dalmine’s and Hydril’s syndicated loan agreements, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, except for the Company’s syndicated loan agreement, these loans have certain restrictions on capital expenditures. As of March 31, 2008, Tenaris was in compliance with all of its covenants

The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; the pledge shall be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $600 million. On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $700 million plus accrued interest thereon to such date. On April 1, 2008, we completed the sale of Hydril’s pressure control business to GE and, in May 2008, we used part of the proceeds of the sale to prepay loans under the Company’s syndicated loan agreement in a principal amount of $500 million. As a result of such prepayments, the Company is entitled to release all of the shares subject to the pledge. The Company is currently taking all necessary steps to effect such release.

Tenaris’s consolidated debt includes $90 million of Dalmine’s debt and $21 million of Confab’s debt secured by certain properties of these subsidiaries.

For further information on our borrowings, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company – Research and Development”.

D.	Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Steel Pipes from the Global Oil and Gas Industry

Sales to the oil and gas industry worldwide represent a high percentage of our total sales, and demand for steel pipes from the global oil and gas industry is a significant factor affecting the general level of volumes and prices for our products. Downward pressures on oil and gas prices usually result in lower oil and gas drilling activity and investment throughout the oil and gas industry with consequently lower demand for our steel pipe products and, in some circumstances, upward pressures can result in higher demand from our oil and gas customers.

Drilling activity in the U.S. and Canada is particularly sensitive to the level of regional gas prices as a majority of wells drilled are gas wells. In the rest of the world, however, a majority of wells drilled are oil wells, though the development of gas reserves for regional consumption and export in the form of LNG, or liquefied natural gas, has been increasing. Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the U.S. LNG prices are usually established in relation to international oil prices.

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

In the past three years, international oil prices have risen strongly and currently trade at levels in excess of $130 per barrel (according to data available on Bloomberg LP, the WTI Midland Crude Oil spot price averaged $72 per barrel in 2007, $66 per barrel in 2006 and $57 per barrel in 2005). North American natural gas prices, however, have been affected by higher than average winter temperatures in the main consuming regions. Although they rose strongly in 2005, with the Henry Hub spot price peaking at $15.4 per million BTU (British Thermal Unit) in December 2005 they declined in 2006, following a lower than usual gas storage winter drawdown due to mild winter conditions in the north-eastern states of the U.S., with the Henry Hub spot price reaching a low of $3.7 per million BTU in September before recovering partially. During 2007, North American gas prices traded within a range of $5 to $9 per million BTU and averaged $7 per million BTU during the year. In the first five months of 2008, they have risen significantly above the levels recorded in 2007 as higher consumption and lower pipeline and LNG imports have resulted in gas storage levels falling below the three year seasonal average in spite of higher levels of U.S. production.

In spite of higher international prices, global demand for oil and gas in the past three years has continued to increase led by the continuing growth of the Chinese and Asian and Middle East economies. At the same time, the rate of production decline from established reserves has been increasing in many areas and estimates of excess oil production capacity have fallen to levels not seen since the 1970s. These factors have led to an increase in drilling activity in the past three years and higher demand for steel pipes from the global oil and gas industry. Moreover, new drilling activity is increasingly taking place at greater depths and in more corrosive environments leading to an increase in demand for high value steel pipe products. Drilling activity in Canada, however, was affected in 2007 by the decline of North American gas prices in 2006 and higher relative drilling costs resulting from the appreciation of the Canadian dollar against the U.S. dollar and demand for steel pipes from the global oil and gas industry was affected in 2007 by reductions in levels of inventory.

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

Rig count

	2007	2006	2005	2004	2003
International	1,005	925	850	781	729
Canada	343	470	458	369	372
United States	1,768	1,648	1,380	1,190	1,032

Worldwide	3,116	3,043	2,688	2,340	2,133

Percentage increase (decrease) over the previous year

	2007	2006	2005	2004
International	8.6%	8.8%	8.8%	7.1%
Canada	(26.8%)	2.6%	24.1%	(0.8%)
United States	7.2%	19.4%	16.0%	15.3%

Worldwide	2.4%	13.2%	14.9%	9.7%

We believe that, if global demand for oil and gas continues to increase at current rates, the factors which have resulted in the current level of oil prices and the increased drilling activity and demand for steel pipes from the oil and gas industry shown in the past three years will persist in the near term due to the lead times and capital required for the development of major new oil and gas reserves.

E.	Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 26 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	Payments Due by Period as of December 31, 2007
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Borrowings	4,018.5	1,150.1	2,359.4	487.2	21.8
Finance Lease Obligations	1.8	0.7	0.8	0.3	—

Total Borrowings	4,020.2	1,150.8	2,360.2	487.5	21.8
Interest to be accrued(1)	426.3	208.4	185.3	28.6	4.1
Purchase Commitments	1,613.9	369.3	733.3	304.3	207.4

Total Contractual Obligations and Commitments	6,060.4	1,728.5	3,278.8	820.4	233.3

(1)	Interest to be accrued approximates estimated interest payments.

The majority of our purchase commitments as of December 31, 2007, consist of obligations to purchase steel for the production of welded pipes in North America.

G.	Recent Developments

a)	Sale of Hydril Pressure Control Business

On January 28, 2008, we entered into an agreement with General Electric Company, or GE, for the sale to GE of the pressure control business acquired as part of the Hydril transaction, for an amount equivalent on a debt-free basis of approximately $1,115 million. On April 1, 2008, the sale was completed and we estimate that the net profits after taxes, bank fees and other related expenses of the transaction amount to approximately $400 million.

b)	Sidor nationalization process

•

We hold approximatedly 11.46% of the capital stock of Ternium S.A., or Ternium, a company controlled by San Faustin. Ternium holds approximately 59.7% of Venezuelan steel producer Sidor (while CVG holds approximately 20.4% of Sidor and certain Sidor employees and former employees hold the remaining 19.9% interest).

•

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on April 29, 2008, the National Assembly of the Republic of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. On May 13, 2008, the Decree became effective upon its publication on Venezuela’s Official Gazette. The Decree orders that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The discussions between Ternium and the Venezuelan government regarding the adequate and fair terms and conditions upon which all or a significant part of Ternium’s interest in Sidor would be transferred to Venezuela are presently under way.

•

The Decree provides for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period, as such term may be extended, the Venezuelan Ministry of Basic Industries and Mining shall assume control and exclusive operation of Sidor, and the Executive Branch shall order the expropriation of the shares of the relevant companies. Accordingly, if Ternium fails to reach agreement with the Venezuelan government, its ownership interest in Sidor could be eliminated altogether, potentially without any immediate compensation. In addition, while the Decree does not provide any valuation criteria for the shares to be transferred to Venezuela, it specifies that any expropriation compensation shall not include lost profits (“lucro cesante”) or indirect damages.

c)	Dividend payment

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share. The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $450 million. For further information about this dividend, see Item 8. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

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

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as decided by the shareholders. The Company’s articles of association provide that if its shares are listed on at least one stock exchange, it must have an audit committee composed of three members, two of whom, at least, must qualify as independent directors.

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

On June 4, 2008, our shareholders’ meeting maintained the size of the board of directors at ten members, with nine of such members being re-elected. Mr. Alberto Valsecchi, our former chief operating officer was elected as a new member of the board of directors, filling the position previously held by Mr. Bruno Marchettini. The members of the board of directors will serve a one-year term until the next annual ordinary general shareholders meeting, which will be held on June 2009. The following table sets forth the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2007
Roberto Bonatti(1)	Director	President of San Faustin	5	58
Carlos Condorelli	Director	Director of Tenaris and Ternium	1	56
Carlos Franck	Director	President of Santa María	5	57
Roberto Monti	Director	Non-executive chairman of Trefoil Limited and member of the board of directors of Petrobras Energia and of John Wood Group PLC	3	68

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2007
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	5	59
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	6	55
Jaime Serra Puche	Director	Chairman of SAI Consultores	5	56
Alberto Valsecchi	Director	Director of Tenaris	—	63
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and vocal of the executive committee of the Asociación Empresaria Argentina	5	65
Guillermo Vogel	Director	Vice chairman of Tamsa	5	57

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of our board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium Siderca and Siderar. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of our board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F. and Inverban S.A., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., III Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial, planning and control responsibilities in subsidiaries of San Faustin. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of our board of directors. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia and of John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of our board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A. de C.V. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani, and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School, the Trilateral Commission. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa, and vice president of Confab. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vice-chairman of the IISI (International Iron and Steel Institute) and member of the International Advisory Committee of the NYSE (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of our board of directors. He is chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of our board of directors. He served as our chief operating officer from Februrary 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of our board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the executive committee of the Asociación Empresaria Argentina, and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of the Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is an Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of our board of directors. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the North American Competitiveness Council and the International Iron and Steel Institute. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

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

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts required under Luxembourg law, through PricewaterhouseCoopers S.á.r.l., and, in connection with the Company’s annual and interim financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) were the Company’s independent auditors for the year ending December 31, 2007.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2007
Paolo Rocca	Chairman and Chief Executive Officer	55
Ricardo Soler	Chief Financial Officer	56
Carlos San Martín	Technology Director	64
Alejandro Lammertyn	Commercial Director	42
Renato Catallini	Supply Chain Director	41
Marco Radnic	Human Resources Director	58
Marcelo Ramos	Quality Director	44
Sergio Tosato	Industrial Coordination Director	58
Germán Curá	North American Area Manager	45
Sergio de la Maza	Central American Area Manager	51
Guillermo Noriega	South American Area Manager	57
Vincenzo Crapanzano	European Area Manager	55
Carlos Pappier	Planning Director	46
Claudio Leali	Managing Director, Japanese Operations	57

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa, and vice president of Confab. He is also chairman of the board of directors of Ternium and director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is a vice-chairman of the International Iron and Steel Institute and member of the International Advisory Committee of the NYSE (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler. Mr Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1974 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

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

Alejandro Lammertyn. Mr. Lammertyn currently serves as our commercial director. Previously he served as supply chain director. He began his career with Tenaris in 1990 as special projects analyst in Siderca. In 2000, he was assistant to the CEO for marketing, organizational model and mill allocation matters. He assumed his current position in August 2007. Mr. Lammertyn is an Argentine citizen.

Renato Catallini. Mr. Catallini currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. He assumed his current position in August 2007. Mr. Catallini is an Argentine citizen.

Marco Radnic. Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and various companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

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

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, director of our Oilfield Services business unit and commercial director. He is also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for such position a fee of $70 thousand. The chairman of the audit committee received as additional compensation a fee of $60 thousand while the other members of the audit committee received an additional fee of $50 thousand.

The aggregate compensation earned by directors and executive officers during 2007 amounted to $20 million.

Employee retention and incentive program

On January 1, 2007, we adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives have been granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of the payment. Beneficiaries also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. Annual compensation under this program is not expected to exceed 35%, on average, of the total annual compensation of the beneficiaries.

The total value of the units granted under the program, based on the number of units and the book value per share as of December 31, 2007, was $8.1 million. As of December 31, 2007, we have recorded a total liability of $11.1 million, based on actuarial calculations provided by independent advisors.

C.	Board Practices

See “– Directors, Senior Management and Employees – Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

On June 4, 2008, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association and the Exchange Act.

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

In addition, the audit committee is required by the Company’s articles of association to review “Material Transactions,” as such term is defined by the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties,” as such term is defined by the Company’s articles of association in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of Material Transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a Material Transaction is:

•

any transaction with or involving a related party (x) with an individual value equal to or greater than $10 million or (y) with an individual value lower than $10 million, when the aggregate sum of any series of transactions reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination (excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; or

•

any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) involving the Company or any of its direct or indirect subsidiaries for the benefit of or involving a related party.

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

In addition, the audit committee has the authority to conduct any investigation appropriate to fulfil its responsibilities, and has direct access to the Company’s internal and external auditors as well as Tenaris’s management and employees and, subject to applicable laws, its subsidiaries.

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2007
Argentina	6,384
United States	3,802
Mexico	3,447
Italy	3,071
Brazil	2,026
Romania	1,366
Canada	1,032
Japan	700
Other Countries	1,544

Total employees	23,372

At December 31, 2006 and December 31, 2005 the number of persons employed by Tenaris was 21,751 and 17,693 respectively. The number of our employees increased during 2007 mainly due to the acquisition of Hydril.

Approximately 50% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

E.	Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and executive officers as of April 30, 2008 was 1,990,839 which represents 0.2% of our outstanding shares.

The following table provides information regarding share ownership by our directors and executive officers:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,915,446
Carlos Condorelli	67,211
Ricardo Soler	8,182

Total	1,990,839

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of April 30, 2008, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent
San Faustin(1)	713,605,187	60.4%
Directors and executive officers as a group	1,990,839	0.2%
Public	464,940,804	39.4%

Total	1,180,536,830	100.0%

(1)	Shares held by III CI, a wholly-owned subsidiary of San Faustin. Rocca & Partners controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin.

As of May 31, 2008, 164,103,008 ADSs (representing 328,206,016 shares of common stock, or 27.8% of all outstanding shares of common stock of the Company) were registered in the name of approximately 482 holders resident in the United States.

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

Tenaris is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further detail on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Purchases of Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $71.3 million, $35.9 million and $29.2 million in 2007, 2006 and 2005, respectively.

•	Purchases of steel bars for use in our seamless steel pipe operations in Venezuela, which amounted to $45.8 million, $30.5 million and $36.7 million in 2007, 2006 and 2005, respectively.

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $11.8 million, $23.7 million and $11.7 million in 2007, 2006 and 2005, respectively.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $22.7 million, $19.2 million and $9.8 million in 2007, 2006 and 2005, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolas. These sales amounted to $8.1 million, $6.4 million and $2.6 million in 2007, 2006 and 2005, respectively. In addition, we incurred penalty charges of $5.2 million in 2005, for failure to deliver contractual volumes of steam.

Transactions involving Matesi

We established Matesi jointly with Sidor, to operate an HBI production facility in Venezuela. We hold 50.2% of Matesi and Sidor holds 49.8%. Transactions associated with this operation include:

•

The sale of HBI to Sidor pursuant to an off-take agreement, which amounted to $49.4 million, $77.3 million and $87.1 million in 2007, 2006 and 2005, respectively. The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•

During 2004, Matesi entered into a management assistance agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $0.7 million, $1.1 million and $1.3 million in 2007, 2006 and 2005, respectively, related to the provision of managerial services. In addition, Sidor purchased goods and services on behalf of Matesi, totaling $16.2 million in 2005.

•

As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Matesi received loans from its shareholders, Sidor and a subsidiary of the Company, in the same proportion as their participations and under the same terms and conditions. In May 2007, the board of directors of Matesi approved the partial capitalization of the loan granted by Sidor for an amount of $34.9 million. As a result, the outstanding amount of the loan granted by Sidor to Matesi as of December 31, 2007 was $26.4 million. This loan bears interest at a rate of LIBOR+2%. Interest paid on this loan amounted to $2.9 million, $3.6 million and $3.3 million in 2007, 2006 and 2005, respectively.

•

Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, which became a subsidiary of Ternium on August 22, 2005. Hylsamex subsequently sold its technology division to HyL Technologies S.A. de C.V., or HyL, a Mexican company controlled by San Faustin, involved in marketing and implementation of direct reduction plant projects. The royalties and fees paid to Hysalmex amounted to $0.5 million in 2007 and $1.6 million in each of 2006 and 2005. Additionally, during 2007, royalties and fees paid to HyL pursuant to this license amounted to $0.4 million.

•

During 2006, Matesi entered into a services agreement with Sidor under which Sidor recycles by-product from Matesi’s operations into raw materials. Under this agreement, Matesi paid to Sidor $0.9 million in 2007 and $1.5 million in 2006.

•	During 2007, Matesi entered into a service agreement with Sidor under which Matesi recycles pellets from Sidor into HBI. Under this agreement Sidor paid to Matesi $2.4 million in 2007.

•	In 2007, Matesi purchased supplies and spare parts from HyL, amounting to $2.4 million.

Purchase Agency Services

Until September 2006, we provided purchase agency services to Ternium or its subsidiaries through our subsidiary Exiros. In October 2006, Ternium acquired a 50% interest in Exiros, and we retained the remaining 50%. The transaction amounted to $2.3 million. Following this transaction, Exiros continued to act as purchase agent for both Ternium and the Company, and their respective subsidiaries.

Until September 2006, we received fees totaling $7.1 million and $4.8 million in 2006 and 2005, respectively. Fees from Tenaris to Exiros for agency services amounted to $24.9 million in 2007 and $4.7 million for the three month period ended December 2006.

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

Tecpetrol supplies Siderca with the balance of its natural gas requirements not supplied by its principal gas supplier, Repsol YPF, on terms and conditions that are equivalent to those between Repsol YPF and Siderca. In April, 2003, we entered into an agreement with Tecpetrol for the delivery of 760 million cubic meters of natural gas to our Campana plant and to our San Nicolás power generation facility over a period of five years. Under the terms of this agreement, we prepaid a portion of the gas deliveries, corresponding to $15.3 million. We consumed the entire prepaid amount by February 2006, but we continue to take deliveries under the contract at non-preferential prices. Tecpetrol’s sales to Tenaris amounted to $5.5 million, $8.9 million and $2.8 million in 2007, 2006 and 2005, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $2.1 million in 2007, $1.4 million in 2006 and $1.6 million in 2005.

Litoral Gas’s sales to Tenaris totaled $2.1 million in 2007, $2.7 million in 2006 and $1.7 million in 2005. In addition, in 2005 we incurred penalty charges of $0.9 million for failure to purchase the minimum contract volumes.

During 2007, in order to fulfill our gas consumption requirements, we also purchased gas on spot conditions from Tecgas and Energy Consulting Services S.A, two companies controlled by San Faustin. These purchases amounted to $1.5 million.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $59.9 million, $59.2 million and $39.5 million in 2007, 2006 and 2005, respectively.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $48.4 million, $72.8 million and $71.3 million in 2007, 2006 and 2005, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. The most significant transactions include:

•	The sale of industrial equipment for oil platforms, which amounted to $7.4 million in 2006 and $13.4 million in 2005.

•

In July 2006, through our subsidiary Information Systems & Technologies, we entered into contracts with Ternium and other companies controlled by San Faustin for the rendering of technology and information services. Sales to Ternium amounted to $2.9 million in 2007 and $1.6 million in 2006 and sales to other companies controlled by San Faustin amounted to $2.9 million in 2007 and $1.5 million in 2006.

•	In 2006, we entered into an agreement with Exiros to provide them with administrative services. Sales under this agreement amounted to $3.9 million in 2007 and $0.4 million in 2006.

Financial Operations and Administrative Services

Finma S.A. provides administrative and legal support services to its affiliates in Argentina, including us. In August 2006, Finma was reorganized with Siderca, Siderar and another company controlled by San Faustin with operations in Argentina acquiring one third each from a group of former directors of companies controlled by San Faustin. Fees accrued for these services amounted to $7.4 million, $5.1 million and $4.1 million in 2007, 2006 and 2005, respectively.

Other Transactions

During 2005, we entered into a contract with Techint CimiMontubi for the provision of engineering services for the construction of a gas-fired combined heat and power plant at Dalmine, for a total amount of $15 million. Pursuant to the contract, we paid $0.9 million during 2007, $4.6 million during 2006 and $6.6 million during 2005.

During 2006, we entered into a contract with Techint Compagnia Tecnica for the provision of furnaces for our integrated production facilities in Argentina and Mexico. Supplies received amounted to $0.4 million in 2007 and $15.8 million in 2006.

On December 1, 2006, we sold a 75% participation in DaEn to E.ON Sales and Trading GmbH and completed the sale of the remaining 25% in November 2007. Tenaris purchased energy from DaEn for an amount of $120.5 million during 2007 and of $12.1 million during December 2006.

In 2007, we contracted pipe coating services from Socotherm Brasil S.A., for an amount of $54.1 million. Prior to January 1, 2007, we considered Socotherm as a subsidiary and therefore consolidated its operations.

In 2007, we purchased office space in Buenos Aires, Argentina, from Siderar, a Ternium subsidiary, and from another Techint group company for a total amount of $5.2 million.

In 2007, we purchased welded steel pipes from Hylsamex, a Ternium subsidiary, amounting to $1.6 million, which were sold by Tamsa as part of a major project.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other affiliates, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-56 for our audited consolidated financial statements.

Legal Proceedings

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions that would be material to Tenaris’s consolidated financial position or results of operations.

Maverick litigation

On December 11, 2006, The Bank of New York, or BNY, as trustee for the holders of Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY, or Noteholders, filed a complaint against Maverick and the Company in the United States District Court for the Southern District of New York. The complaint alleges that our acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who tendered their notes for such consideration. This complaint seeks a declaratory judgment that our acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against us. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. On January 25, 2008, Law Debenture Trust Company of New York (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff. Oral arguments on the outstanding motions were held on April 15, 2008.

We believe that these claims are without merit. Accordingly, no provision was recorded in our financial statements. For further information about the Maverick litigation, please see note 26 “Contingencies, commitments and restrictions on the distribution of profits to our consolidated financial statement included in this annual report.

Customer claim

A lawsuit was filed on September 6, 2007 against our subsidiary Maverick, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleges the complete loss of one natural gas production well and “formation damage” that precludes further exploration and production at the well site. Plaintiff seeks compensatory and punitive damages of $25 million. On September 10, 2007, this lawsuit was tendered to Maverick’s insurer and on September 26, 2007, Maverick received the insurer’s agreement to provide a defense. The insurer has reserved its rights regarding any potential indemnity obligation. No provision related to this claim has been recorded in our financial statements.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court’s decision, Dalmine is required to pay a fine of Euro 10.1 million plus interest (approximately $13.3 million plus interest). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner has reimbursed Dalmine for 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

U.S. Seamless Steel Pipe Antidumping Duty Proceedings

From 1995 until last year, our OCTG and certain other products were subject to antidumping duties in the United States. We brought repeated legal challenges to the imposition of these antidumping duties and on May 31, 2007, the U.S. International Trade Commission, or U.S. ITC, issued a negative determination of continuation or recurrence of dumping if the order were revoked. As a consequence of this decision the antidumping orders against OCTG from Argentina, Italy, Japan and Mexico were revoked. The U.S. petitioners appealed the ITC determination before the Court of International Trade (CIT) in respect to Argentina, Italy and Japan.

Argentina and the United States have suspended WTO procedures regarding the 2001 Sunset review on OCTG in light of the revocation of the antidumping order. These proceedings could be reactivated in the event that the order is reinstated.

Consequently, for the time being there are no antidumping duty orders in force affecting Tenaris products from Argentina, Italy and Mexico.

The United States maintains antidumping orders affecting some Tenaris tubular products from the following origins:

•

Japan: In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, with the exception of large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%. In April 2006 the U.S. government has extended for additional five years its antidumping duties against small and large diameter seamless line pipe, standard and pressure pipe from Japan.

•

Romania: SL&P pipe exports to the United States from Romania were subject to antidumping duties at a rate of 1.35% since August 2000. Subsequently, the U.S. government conducted administrative reviews in which it determined the appropriate level of antidumping duties to be zero percent during two consecutive years. During the third and fourth reviews, the U.S. government found the margin to be 15.15%, which is the current antidumping duty rate. In April 2006, the U.S. government extended for an additional five years the antidumping duties against small diameter seamless pipe, standard and pressure pipe from Romania. The decision has been appealed before the CIT, but the CIT upheld the ITC decision.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 76.8 million (approximately $24.4 million) at December 31, 2007, in taxes and penalties. We believe that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in our financial statements.

Asbestos-Related Litigation

Dalmine is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 46 asbestos related out-of-court claims and one civil party claim have been forwarded to Dalmine, as of March 31, 2008.

As of March 31, 2008, the total claims pending against Dalmine were 60 (of which, three are covered by insurance): during 2007, 29 new claims were filed, two claims were adjudicated, two claims were dismissed and no claims were settled. During the first quarter of 2008, four new claims were filed, one claim was adjudicated, no claims were dismissed and no claims were settled. Aggregate settlement costs to date for Tenaris are Euro 5.9 million. Dalmine estimates that its potential liability in connection with the claims not yet settled as of March 31, 2008 is approximately Euro 20.7 million ($32.7 million).

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

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share. The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $450 million.

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

The Company conducts and will continue to conduct all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors – Risks Relating to the Structure of the Company – As a holding company, our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” The Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2007, the Company’s legal reserve represented 10% of its share capital.

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

As of May 31, 2008, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 31, 2008, a total of 328,206,016 shares were registered in the name of the depositary for the Company’s ADR program. On May 30, 2008, the closing sales price for the Company’s ADSs on the NYSE was $61.30, its shares on the Italian Stock Exchange was €19.69, on the Buenos Aires Stock Exchange was ARS99.00 and on the Mexico Stock Exchange was MXP309.75.

New York Stock Exchange

As of May 31, 2008, a total of 164,103,008 ADSs were registered of record. Each ADSs represents 2 shares of the Company’s stock. Since February 28, 2008, The Bank of New York Mellon has acted as the Company’s depositary for issuing ADRs evidencing the ADSs, as successor depositary agent to JP Morgan Chase. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE (“Source: Bloomberg LP”).

	Price per ADS
2003	High	Low
Full year	6.66	3.86

	Price per ADS
2004	High	Low
Full year	10.29	5.62

	Price per ADS
2005	High	Low
Full year	28.58	9.04

	Price per ADS
2006	High	Low
First quarter	37.25	24.42
Second quarter*	48.26	31.85
Third quarter	40.95	34.32
Fourth quarter	51.02	34.05
Full year	51.02	24.42

	Price per ADS
2007	High	Low
First quarter	50.35	41.48
Second quarter	49.85	43.50
Third quarter	53.05	42.56
Fourth quarter	54.75	43.00
Full year	54.75	41.48

	Price per ADS
Last Six Months	High	Low
December 2007	47.11	43.00
January 2008	44.85	36.52
February 2008	44.65	37.30
March 2008	49.89	45.00
April 2008	55.75	49.90
May 2008	61.30	53.35

*	The ratio of ordinary shares per ADS was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares in April 2006. Prices for the ADSs before this date have been restated using the new ratio.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), traded on the Italian Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2003	High	Low
Full year	2.64	1.79

	Price per Share
2004	High	Low
Full year	3.92	2.39

	Price per Share
2005	High	Low
Full year	11.74	3.37

	Price per Share
2006	High	Low
First quarter	15.30	10.03
Second quarter	18.72	12.84
Third quarter	15.99	13.47
Fourth quarter	19.63	13.54
Full year	19.63	10.03

	Price per Share
2007	High	Low
First quarter	19.29	15.58
Second quarter	18.30	16.11
Third quarter	19.13	15.85
Fourth quarter	18.82	14.96
Full year	19.29	14.96

	Price per Share
Last Six Months	High	Low
December 2007	15.92	14.96
January 2008	15.04	12.18
February 2008	14.71	12.65
March 2008	16.00	14.43
April 2008	17.57	15.86
May 2008	19.71	17.09

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

	Price per Share
2003	High	Low
Full year	9.86	6.35

	Price per Share
2004	High	Low
Full year	15.05	8.15

	Price per Share
2005	High	Low
Full year	41.05	13.35

	Price per Share
2006	High	Low
First quarter	57.15	36.45
Second quarter	72.30	49.20
Third quarter	62.85	53.00
Fourth quarter	75.60	53.00
Full year	75.60	36.45

	Price per Share
2007	High	Low
First quarter	76.10	63.70
Second quarter	75.80	67.00
Third quarter	83.50	68.70
Fourth quarter	86.45	67.80
Full year	86.45	63.70

	Price per Share
Last Six Months	High	Low
December 2007	73.80	67.80
January 2008	70.20	54.00
February 2008	72.50	59.95
March 2008	80.20	70.90
April 2008	89.50	80.10
May 2008	99.15	86.00

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

	Price per Share
2003	High	Low
Full year	36.00	19.81

	Price per Share
2004	High	Low
Full year	57.35	33.00

	Price per Share
2005	High	Low
Full year	152.00	51.95

	Price per Share
2006	High	Low
First quarter	200.52	130.31
Second quarter	258.50	187.00
Third quarter	229.60	190.00
Fourth quarter	276.50	189.70
Full year	276.50	130.31

	Price per Share
2007	High	Low
First quarter	274.71	233.00
Second quarter	267.54	236.64
Third quarter	289.00	237.23
Fourth quarter	295.00	244.38
Full year	295.00	233.00

	Price per Share
Last Six Months	High	Low
December 2007	252.50	244.38
January 2008	232.00	195.00
February 2008	240.00	198.26
March 2008	265.98	240.41
April 2008	291.85	264.00
May 2008	317.18	281.31

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

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of $1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 31, 2008. All shares are fully paid.

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

Amendment of our articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

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

Transferability and Form

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares. The shares are issuable in registered form.

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

Change in Control

None of our outstanding securities has any special control rights. Our articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between us and members of our board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

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

Venezuela

Venezuela imposed the current system of exchange rate controls in 2003. The Foreign Currency Administration Commission, or CADIVI, was created for the purpose of administering the new exchange control regime. Under the current exchange control regime, all purchases and sales of foreign currencies must take place with the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan Central Bank, is responsible for setting the official exchange rates between the Venezuelan Bolivar and the U.S. dollar and other currencies. Currently, the exchange of the Bolivar, which was last set in March 2005, is fixed at Bs. 2147 to the U.S. dollar for purchase operations.

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In order to reduce volatility in the exchange rate several rules and regulations have been introduced by the Argentine Government since the Public Emergency Law of January 2002. The following limitations apply to the transfer of currency in and out of Argentina:

•

Certain inflows for the purpose of investments in the capital markets must post a non-transferable, non-remunerative deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•	Outflows from proceeds of investments in capital markets are restricted and subject to requirements, such as, in certain cases, the maintenance of the investment for a specific period of time;

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

Regulations issued by the Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance related transactions and certain medium term financial loans (which comply with particular requirements), nor to the primary placement of publicly traded securities listed in one or more exchange markets.

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

Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company– are entitled to continue benefiting from their current tax regime until December 31, 2010. Upon termination of the mentioned regime the Company and its shareholders may be subject to additional tax burdens, as described in Item 3.D “Risks Relating to the Structure of the Company”.

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

Dividends received on the Company’s ADSs by non-Luxembourg resident holders

Currently no withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected. However withholding taxes may apply upon the termination of our tax-exempt status on December 31, 2010 as explained in Item 3.D “Risks Relating to the Structure of the Company”.

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

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC rules

Based on the Company’s expected income and assets, we believe that the ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from the Company and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The Company has appointed The Bank of New York Mellon to act as depositary for its ADSs. During the time there continue to be ADSs deposited with the depositary, it will furnish the depositary with:

•	our annual reports, and

•	summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of the reports and communications to all record holders of our ADSs. Any record holder of ADSs may read the reports, notices or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, New York, New York 10286.

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2007 and 2006 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2007	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate		1,291	1,071	955	1,046	2,000	6,363
Floating rate		1,855,120	502,701	440,496	44,972	19,814	2,863,103

Current Debt
Fixed rate	284,350	—	—	—	—	—	284,350
Floating rate	866,429	—	—	—	—	—	866,429

	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

At December 31, 2006	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	2,134	1,425	1,384	1,314	13,633	19,890
Floating rate	—	802,363	924,044	568,339	506,379	36,031	2,837,156

Current Debt
Fixed rate	222,610	—	—	—	—	—	222,610
Floating rate	571,587	—	—	—	—	—	571,587

	794,197	804,497	925,469	569,723	507,693	49,664	3,651,243

(1)	As most borrowings are based on floating rates that approximate market rates, or contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The following table provides the weighted average interest rates before tax applicable to our borrowing. These rates were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006. Changes in interest rates are primarily due to changes in the floating reference rate.

	2007	2006
Bank borrowings	5.80%	6.12%
Debentures and other loans	5.50%	5.50%
Finance lease liabilities	2.52%	3.71%

Total Debt by Currency at December 31, 2007:

	Functional Currency
	US$	MXN	EUR	VEB	BRL	RON	JPY	CAD	Total
	(in thousands of U.S. dollars)
Debt denominated in:
US$	2,448,380	966,140	207,530	26,422	—	—	—	—	3,648,472
EUR	4	—	244,402	—	—	17,045	—	—	261,451
MXN	—	40,981	—	—	—	—	—	—	40,981
ARS	37,906	—	—	—	—	—	—	—	37,906
BRL	—	—	—	—	20,596	—	—	—	20,596
JPY	—	—	—	—	—	—	1,242	—	1,242
Other	2,448	—	—	7,138	—	2	—	9	9,597

	2,488,738	1,007,121	451,932	33,560	20,596	17,047	1,242	9	4,020,245

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. At December 31, 2007, we had long-term variable interest rate debt of $2,838.9 million and short-term variable interest rate debt of $324.2 million. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

On certain occasions, we have entered into interest rate derivative instruments in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Coverage

At December 31, 2007 and 2006, we had variable interest rate swap and collar arrangements according to the following schedule:

Thousands of U.S. dollars					Fair value at December 31, 2007
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount
Interest rate collars	Libor 6M	3.9% - 5.4%	2008	1,500,000	—
Interest rate collars	Libor 6M	4.45% - 5.4%	2008	800,000	(2,922)
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	3,756	(91)

					(3,013)

Thousands of U.S. dollars					Fair value at December 31, 2006
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount
Interest rate collars	Libor 6M	4.33% - 5.40%	2008	1,500,00	712
Pay fixed / Receive variable	Euribor 6M	5.17%	2010	21,253	(232)

					480

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

Foreign Currency Derivative Contracts

At December 31, 2007 and 2006, Tenaris was party to foreign currency forward agreements as detailed below.

Thousand USD					Fair value at December 31, 2007
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term
USD / EUR	Euro Forward purchases	83,028	1.4475	2008	1,408
JPY / USD	Japanese Yen Forward purchases	46,081	110.7403	2008	(1,157)
CAD / USD	Canadian Dollar Forward sales	(66,996)	0.9457	2008	3,062
BRL / USD	Brazilian Real Forward sales	(13,693)	1.7967	2008	(126)
KWD /USD	Kuwaiti Dinar Forward sales	(192,594)	0.2882	2008	(10,821)
COP / USD	Colombian Peso Forward sales	(11,987)	2,012.5	2008	111
RON / USD	Romanian Lei Forward sales	(19,958)	2.4512	2008	87
GBP / USD	Great Britain Pound Forward sales	(4,049)	2.0586	2008	152
USD / MXN	Mexican Peso Forward purchases	41,856	11.0340	2008	327
USD / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	292,792	1.0374	2017	9,677

					2,720

Currencies	Contract	Contract Amount	Avg. contractual exchange rate	Term	Fair value at December 31, 2006
JPY / USD	Japanese Yen Forward purchases	97,889	116.535	2007	(1,229)
CAD / USD	Canadian Dollar Forward sales	(39,648)	1.1555	2007	318
KWD /USD	Kuwaiti Dinar Forward sales	(73,213)	0.2910	2007	(370)
ARS / USD	Argentine Peso Forward sales	(15,680)	3.1194	2007	(359)
USD / EUR	Euro Forward purchases	11,853	1.2297	2008	870

					(770)

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost as of the trade date and subsequently remeasured at fair value. As a general rule, we recognize the full amount related to the change in fair value of derivative financial instruments under financial results in the current period.

Beginning January 1, 2006, we have adopted hedge accounting treatment, as stated in IAS 39, for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in shareholders’ equity. Amounts accumulated in shareholders’ equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, we document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At December 31, 2007, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to $8.5 million.

We do not hold or issue derivative financial instruments for trading or other speculative purposes.

Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2007.

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

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2007, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of Hydril Company and its subsidiaries, which were acquired in a purchase business combination in May 2007. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, $ 2.693 million of total assets and $ 431million of total revenues.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2007 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

Fees Paid to the Company’s Principal Accountant

In 2007 and 2006 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2007 and 2006 are detailed below.

	For the year ended Dec. 31,
Thousands of U.S. dollars	2007	2006
Audit Fees	5,361	4,282
Audit-Related Fees	249	211
Tax Fees	185	54
All Other Fees	—	—

Total	5,795	4,548

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators. This item also includes fees for advice with respect to Section 404 of the Sarbanes-Oxley Act preparedness in 2006.

Tax Fees

Tax fees paid for tax compliance professional services.

All Other Fees

In 2007 and 2006, PricewaterhouseCoopers did not perform any services other than those described above.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2007 or 2006.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2007 and 2006, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934).

In 2005, to our knowledge, the following purchases of our equity securities were carried out by San Faustin, an “affiliated purchaser”:

Period	Total Number of ADS Purchased	Average Price Paid Per ADS ($/ADS) (1)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program
June 2005	223,900	$76.73	—
July 2005	12,800	$78.42	—

Total 2005	236,700	$76.82	—
Share Equivalents	2,367,000	$7.68	—

(1)	In 2005 each ADS represented 10 shares. In April 2006 the ratio of ordinary shares per ADS was changed to a new ratio of one ADS equal to two shares.

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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-56 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 6, 2007*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The updated and consolidated articles of association are incorporated by reference to the annual report on Form 20-F filed by Tenaris S.A. on June 29, 2007 (File No. 001-31518)
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2007, 2006 and 2005

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2007, 2006 and 2005

TENARIS S.A.

Index to financial statements

Consolidated Financial Statements

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG – Ciudad de Buenos Aires Tel.: (54-11) 4850-0000 Fax.: (54-11) 4850-1800 www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s report on internal control over financial reporting”, management has excluded Hydril Company and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination in May 2007. We have also excluded Hydril Company and its subsidiaries from our audit of internal control over financial reporting. Hydril Company and its subsidiaries is a wholly-owned subsidiary whose total assets and total revenues, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, amount to $2,693 thousand and $ 431 thousand, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Buenos Aires, Argentina

June 27, 2008

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Diego Niebuhr (Partner)
Diego Niebuhr

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	2007	2006	2005
Continuing operations
Net sales	1	10,042,008	7,727,745	6,209,791
Cost of sales	2	(5,515,767)	(3,884,226)	(3,429,365)

Gross profit		4,526,241	3,843,519	2,780,426
Selling, general and administrative expenses	3	(1,573,949)	(1,054,806)	(832,315)
Other operating income	5 (i)	28,704	13,077	12,396
Other operating expenses	5 (ii)	(23,771)	(9,304)	(14,595)

Operating income		2,957,225	2,792,486	1,945,912
Interest income	6	93,392	60,798	23,815
Interest expense	6	(275,648)	(92,576)	(52,629)
Other financial results	6	(22,754)	26,826	(79,772)

Income before equity in earnings of associated companies and income tax		2,752,215	2,787,534	1,837,326
Equity in earnings of associated companies	7	113,276	94,667	117,377

Income before income tax		2,865,491	2,882,201	1,954,703
Income tax	8	(823,924)	(869,977)	(567,368)

Income for continuing operations		2,041,567	2,012,224	1,387,335

Discontinued operations (see Note 29)
Income (loss) for discontinued operations		34,492	47,180	(3)

Income for the year		2,076,059	2,059,404	1,387,332

Attributable to:
Equity holders of the Company		1,923,748	1,945,314	1,277,547
Minority interest		152,311	114,090	109,785

		2,076,059	2,059,404	1,387,332

Earnings per share attributable to the equity holders of the Company during year

Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Earnings per share (U.S. dollars per share)	9	1.63	1.65	1.08

Earnings per ADS (U.S. dollars per ADS)	9	3.26	3.30	2.16

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2007		At December 31, 2006
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,269,007		2,939,241
Intangible assets, net	11	4,542,352		2,844,498
Investments in associated companies	12	509,354		422,958
Other investments	13	35,503		26,834
Deferred tax assets	21	310,590		291,641
Receivables	14	63,738	8,730,544	41,238	6,566,410

Current assets
Inventories	15	2,598,856		2,372,308
Receivables and prepayments	16	222,410		272,632
Current tax assets	17	242,757		202,718
Trade receivables	18	1,748,833		1,625,241
Other investments	19	87,530		183,604
Cash and cash equivalents	19	962,497	5,862,883	1,372,329	6,028,832

Current and non current assets held for sale	29		651,160		—

			6,514,043		6,028,832

Total assets			15,244,587		12,595,242

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,180,537		1,180,537
Legal reserves		118,054		118,054
Share premium		609,733		609,733
Currency translation adjustments		266,049		3,954
Other reserves		18,203		28,757
Retained earnings		4,813,701	7,006,277	3,397,584	5,338,619

Minority interest			523,573		363,011

Total equity			7,529,850		5,701,630

LIABILITIES
Non-current liabilities
Borrowings	20	2,869,466		2,857,046
Deferred tax liabilities	21	1,233,836		991,945
Other liabilities	22(i)	185,410		186,724
Provisions	23(ii)	97,912		92,027
Trade payables		47	4,386,671	366	4,128,108

Current liabilities
Borrowings	20	1,150,779		794,197
Current tax liabilities		341,028		565,985
Other liabilities	22(ii)	252,204		187,701
Provisions	24(ii)	19,342		26,645
Customer advances		449,829		352,717
Trade payables		847,842	3,061,024	838,259	2,765,504

Liabilities associated with current and non-current assets held for sale	29		267,042		—

			3,328,066		2,765,504

Total liabilities			7,714,737		6,893,612

Total equity and liabilities			15,244,587		12,595,242

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total
Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	—	—	—	262,095	—	—	47,766	309,861
Change in equity reserves (see Section III C)	—	—	—	—	(10,554)	—	—	(10,554)
Acquisition and decrease of minority interest	—	—	—	—	—	—	20,748	20,748
Dividends paid in cash	—	—	—	—	—	(507,631)	(60,263)	(567,894)
Income for the year	—	—	—	—	—	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

(*)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	—	—	—	63,697	—	—	15,225	78,922
Change in equity reserves (see Section III C and Note 27 (d))	—	—	—	—	26,039	—	—	26,039
Acquisition of minority interest	—	—	—	—	—	—	(11,181)	(11,181)
Dividends paid in cash	—	—	—	—	—	(204,233)	(23,194)	(227,427)
Income for the year	—	—	—	—	—	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Other Distributable Reserve	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	617,538	165,271	2,661,195
Effect of adopting IFRS 3 (see Section II F)	—	—	—	—	—	—	110,775	—	110,775

Adjusted balance at January 1, 2005	1,180,537	118,054	609,733	82	(30,020)	—	728,313	165,271	2,771,970
Currency translation differences	—	—	—	—	(29,723)	—	—	7,180	(22,543)
Increase in equity reserves in Ternium	—	—	—	—	—	2,718	—	—	2,718
Acquisition of minority interest	—	—	—	—	—	—	—	153	153
Dividends paid in cash	—	—	—	(82)	—	—	(349,357)	(14,318)	(363,757)
Income for the year	—	—	—	—	—	—	1,277,547	109,785	1,387,332

Balance at December 31, 2005	1,180,537	118,054	609,733	—	(59,743)	2,718	1,656,503	268,071	3,775,873

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2007	2006	2005
Cash flows from operating activities
Income for the year		2,076,059	2,059,404	1,387,332
Adjustments for:
Depreciation and amortization	10 & 11	514,820	255,004	214,227
Income tax accruals less payments	28 (ii)	(393,055)	56,836	149,487
Equity in earnings of associated companies		(94,888)	(94,667)	(117,377)
Interest accruals less payments, net	28 (iii)	(21,302)	21,909	1,919
Income from disposal of investment and other		(18,388)	(46,481)	—
Changes in provisions		(421)	8,894	6,497
Proceeds from Fintecna arbitration award net of BHP settlement		—	—	66,594
Changes in working capital	28 (i)	(110,425)	(469,517)	(433,939)
Other, including currency translation adjustment		68,224	19,474	20,583

Net cash provided by operating activities		2,020,624	1,810,856	1,295,323

Cash flows from investing activities
Capital expenditures	10 & 11	(447,917)	(441,472)	(284,474)
Acquisitions of subsidiaries and minority interest	27	(1,927,262)	(2,387,249)	(48,292)
Other disbursements relating to the acquisition of Hydril		(71,580)	—	—
Decrease in subsidiaries / associated		27,321	52,995	—
Convertible loan to associated companies		—	—	(40,358)
Proceeds from disposal of property, plant and equipment and intangible assets		24,041	15,347	9,995
Dividends and distributions received from associated companies	12	12,170	—	59,127
Changes in restricted bank deposits		21	2,027	11,452
Reimbursement from trust funds		—	—	(119,907)
Investments in short terms securities		96,074	(63,697)	119,666

Net cash used in investing activities		(2,287,132)	(2,822,049)	(292,791)

Cash flows from financing activities
Dividends paid		(507,631)	(204,233)	(349,439)
Dividends paid to minority interest in subsidiaries		(60,263)	(23,194)	(14,318)
Proceeds from borrowings		2,718,264	3,033,230	1,222,861
Repayments of borrowings		(2,347,054)	(1,105,098)	(1,463,233)

Net cash (used in) provided by financing activities		(196,684)	1,700,705	(604,129)

(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403

Movement in cash and cash equivalents
At the beginning of the period		1,365,008	680,591	293,824
Effect of exchange rate changes		52,487	(5,095)	(11,636)
(Decrease) Increase in cash and cash equivalents		(463,192)	689,512	398,403

At December 31,	28 (iv)	954,303	1,365,008	680,591

Non-cash financing activity
Conversion of debt to equity in subsidiaries		35,140	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	V.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Income taxes - Current and Deferred	16	Receivables and prepayments
O	Employee - related liabilities	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Derivative financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III.	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
IV.	IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
		30	Related party transactions
		31	Principal subsidiaries

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

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

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 27, 2008.

II. ACCOUNTING POLICIES

A	Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

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

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

B	Group accounting (Cont.)

(2)	Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS. The Company’s pro-rata share of earnings in associated companies is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2007, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

C	Segment information

The Company is organized in three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Others segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment and a new segment was initially created -Pressure Control- for Hydril’s pressure control business. On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) to sell the pressure control business; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale and discontinued operations.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

C	Segment information (Cont.)

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D	Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’ global operations. Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•

Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;

•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

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

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

E	Property, plant and equipment (Cont.)

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(“Borrowing Costs”). Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

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

Management’s reestimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2007.

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

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net assets acquired as part of business combinations determined mainly by independent valuation. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. No impairment losses related to goodwill were recorded by Tenaris during the three years covered by these Consolidated Financial Statements. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing. The allocation is made to those CGU expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 (“Business Combinations”) requires negative goodwill to be recognized immediately as a gain in the Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

F	Intangible assets (Cont.)

(1)	Goodwill (Cont.)

Upon the adoption of IFRS 3, adopted together with the revised IAS 38 (“Intangible Assets”), and IAS 36 (“Impairment of Assets”), previously accumulated negative goodwill was required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the opening balance of the Company’s equity at January 1, 2005.

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

(3)	Licenses, patents, trademarks and proprietary technology

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $149.1 million at December 31, 2007, out of which $57.1 million are disclosed within current and non current assets held for sale, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2007, 2006 and 2005 totaled $61.7 million , $46.9 million and $34.7 million, respectively.

(5)	Customer relationships and backlog acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships and backlog separately from goodwill attributable to the acquisition of Maverick and Hydril, as further disclosed in Note 27 (a) and (c).

Customer relationships are amortized using the straight-line method over a useful average life of approximately 14 years for Maverick and 10 years for Hydril.

Backlog refers to fair value calculated with the discounted cash flow method of agreements and/or relationships that effectively represent “pre-sold” business for Hydril pressure control. It is amortized using the straight-line method over a useful average life of approximately 2 years.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

G	Impairment of non financial assets

In accordance with IFRS 3, IAS 36 and IAS 38, long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test for possible impairment whereas, the remaining long lived assets are tested whenever events or changes in circumstances indicate that the balance sheet carrying amount of the asset may not be recoverable.

To carry out these tests, assets are grouped into CGUs. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.

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

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current mid prices (see Section III. Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

I	Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J	Trade receivables

Trade receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

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

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L	Shareholders’ Equity

(1)	Basis of presentation

The consolidated statement of changes in equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

(2)	Share capital

Total ordinary shares issued and outstanding as of December 31, 2007, 2006 and 2005 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends paid by the Company to shareholders

Dividends payable are recorded in the Company’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (See Note 26).

M	Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost.

N	Income Taxes – Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

N	Income Taxes – Current and Deferred (Cont.)

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to be settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

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

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

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

Benefits provided under one of Tenaris’ plans are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

In one of its Canadian subsidiaries, Tenaris sponsors funded and unfunded non-contributory defined benefit pension plans. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary. In addition Tenaris provides an unfunded non-contributory post-employment benefits plan to retirees from salaried employment.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as “funded” under IFRS definitions.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

O	Employee-related liabilities (Cont.)

(c)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2007, is $8.1 million. As of December 31, 2007, Tenaris has recorded a total liability of $11.1 million, based on actuarial calculations provided by independent advisors.

P	Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

R	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S	Revenue recognition

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

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

T	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

U	Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V	Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

III. FINANCIAL RISK MANAGEMENT (Cont.)

A. Financial Risk Factors

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.35 as of December 31, 2007, in comparison with 0.39 as of December 31, 2006. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)	Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. Since the functional currency of the Company is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is to reduce the risk caused by changes in exchange rates against US dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative Financial Instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2007, including the effect of forward exchange rate contracts in place. These balances include intercompany positions where the intervening parties have different functional currencies.

Exposure to in thousand $	Functional Currency
	USD	EUR		MXN		BRL	JPY	CAD	RON	VEB	CNY	Other
USD	(n/a )	(236,608)		(278,948)		209,932	145,438	4,522	(58,354)	(38,811)	(31,755)	(749)
EUR	44,256	(n/a	)	1,486		11,218	(213)	(799)	(19,681)	(3,832)	(180)	—
MXN	2,283	—		(n/a	)	—	—	—	—	—	—	—
JPY	439	—		—		—	(n/a )	(10)	—	—	(107)	—
CAD	(62,657)	256		663		—	(40)	(n/a )	—	—	—	—
RON	(19,208)	—		—		—	—	—	(n/a )	—	—	—
VEB	16,338	—		—		—	—	—	—	(n/a )	—	—
ARS	(156,359)	—		—		—	—	—	—	—	—	—
GBP	14,330	1,405		6		9	256	(8)	1,667	—	—	—
Other	(1,125)	—		—		—	19	—	—	—	—	—

The Company estimates that the impact under IFRS in the net exposure of a simultaneous +/- 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately +/- $13.4 million for 2007 as compared with a maximum pre-tax gain / loss of approximately +/- $13.7 million for 2006. Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $5.9 million and $6.3 million for 2007 and 2006 respectively.

Additionally, the Company has an embedded derivative related to a ten year steel supply agreement contracted by a Canadian subsidiary of an amount of $292 million. The company estimates that the impact of +/- 1% favorable / unfavorable movement in the exchange rate would result in a maximum pre-tax gain / loss of approximately +/- $2.9 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk management

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost-efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Tenaris has entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25-Derivative financial instruments)

	As of 31 December,
	2007		2006
	Amount in million	Percentage	Amount in million	Percentage
Fixed rate	282.9	7%	242.5	7%
Variable rate	3,737.3	93%	3,408.7	93%

(iv)	Concentration of credit risk

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2007 and 2006.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade. More than 98.6% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2007, in comparison with 98.1% as of December 31, 2006.

(v)	Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. Tenaris also has lines of credit and access to market for short-term working capital needs.

B. Fair value estimation

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value is considered. Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Tenaris’ borrowings are accounted for at its amortized cost. Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimate that the fair value of its main financial liabilities is approximately 100.4% in 2007 of its carrying amount including interests accrued as compared with 101.2% in 2006. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. This includes exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2007, the effective portion of designated cash flow hedges amounts to $8.5 million and is included in Other Reserves in equity (see Note 25 Derivative Financial Instruments).

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Standards early adopted by Tenaris

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

Interpretations and amendments to published standards effective in 2007

(a)	IFRS 7, Financial Instruments: Disclosure

IFRS 7 introduces new disclosures about financial instruments. Tenaris has applied IFRS 7 for annual periods beginning on January 1, 2007.

(b)	Amendment to IAS 1, Presentation of financial statements – Capital disclosure

IAS 1 amendment requires new disclosures related to managing capital. Tenaris has applied this amendment for annual periods beginning on January 1, 2007.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS (Cont.)

Interpretations and amendments to published standards effective in 2007 (Cont.)

(c)	IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a significant change in the terms of the contract. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

(d)	IFRIC 10, Interim Financial Reporting and Impairment

Under this interpretation, no reversal to an impairment loss recognized in an interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost is allowed. The application of this IFRIC from January 1, 2007 did not have a material impact in the Company’s financial statements.

Management assessed the relevance of other new standards, amendments or interpretations effective for December, 2007 year-end and concluded that they are not relevant to Tenaris.

Interpretations and amendments to published standards that are not yet effective and have not been early adopted

(a)	IAS 1 Revised, Presentation of Financial Statements

IAS 1 (effective from January 1, 2009) has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax, relating to each component of other comprehensive income; the introduction of new terminology, although not obligatory. Tenaris will apply IAS 1 Revised for annual periods beginning on January 1, 2009.

(b)	IAS 23 Revised, Borrowing Costs

IAS 23 (effective from January 1, 2009) eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. These amendments apply to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Tenaris will apply IAS 23 Revised for annual periods beginning on January 1, 2009.

(c)	IFRIC 14 – IAS 19, The limit on a Defined Benefit Asset, minimum funding requirements and their interaction

IFRIC 14 (effective from January 1, 2008) provides guidance on assessing the limit in IAS 19, on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Tenaris will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on its accounts.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	—	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	—	(5,515,767)	(157,356)

Gross profit	4,124,773	255,453	146,015	—	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	—	4,933	(431)

Operating income	2,713,928	184,840	58,457	—	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	—	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	—	439,336	8,581
Depreciation and amortization	446,050	19,563	26,489	—	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	—	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	—	(3,884,226)	(486,312)

Gross profit	3,592,853	127,134	123,532	—	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	—	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	—	3,773	2,469

Operating income	2,670,547	56,337	65,602	—	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	—
Segment liabilities	6,242,969	448,493	202,150	—	6,893,612	—
Capital expenditures	408,965	23,979	7,507	—	440,451	1,021
Depreciation and amortization	220,368	19,345	13,394	—	253,107	1,897

Year ended December 31, 2005
Net sales	5,127,984	789,989	291,818	—	6,209,791	526,406
Cost of sales	(2,724,550)	(520,404)	(184,411)	—	(3,429,365)	(513,393)

Gross profit	2,403,434	269,585	107,407	—	2,780,426	13,013
Selling, general and administrative expenses	(699,817)	(88,422)	(44,076)	—	(832,315)	(10,259)
Other operating income (expenses), net	(1,908)	(1,587)	1,296	—	(2,199)	(220)

Operating income	1,701,709	179,576	64,627	—	1,945,912	2,534
Segment assets	5,404,745	540,187	356,843	257,234	6,559,009	147,019
Segment liabilities	2,414,899	212,917	178,049	—	2,805,865	124,290
Capital expenditures	252,974	25,101	5,020	—	283,095	1,379
Depreciation and amortization	182,478	15,545	13,690	—	211,713	2,514

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $109,574, $88,118 and $41,163 in 2007, 2006 and 2005, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	—	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	—	1,748,833	79,220
Property, plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	—	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	—	439,336	8,581
Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	—	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	—	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	—
Trade receivables	425,734	189,779	392,060	519,022	98,646	—	1,625,241	—
Property, plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	—	2,939,241	—
Capital expenditures	121,976	145,956	137,608	367	34,544	—	440,451	1,021
Depreciation and amortization	98,967	90,224	57,037	780	6,099	—	253,107	1,897

Year ended December 31, 2005
Net sales	1,708,126	1,823,735	1,043,801	959,020	675,109	—	6,209,791	526,406
Total assets	2,213,075	2,089,419	1,355,615	289,363	354,303	257,234	6,559,009	147,019
Trade receivables	310,153	358,859	147,983	255,379	134,402	—	1,206,776	117,395
Property, plant and equipment, net	787,937	740,391	643,656	3,583	49,235	—	2,224,802	5,236
Capital expenditures	64,274	109,180	103,286	1,498	4,857	—	283,095	1,379
Depreciation and amortization	49,038	87,430	68,608	404	6,233	—	211,713	2,514

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Venezuela; “Europe” comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Egypt, Nigeria, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia, Japan and South Korea.

(*)	Corresponds to Pressure Control (year 2007) and Dalmine Energie (year 2006 and 2005) operations (See Note 29).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Inventories at the beginning of the year	2,372,308	1,376,113	1,269,470
Plus: Charges of the year
Raw materials, energy, consumables and other	4,183,577	3,514,396	2,954,580
Increase in inventory due to business combinations	152,500	592,341	5,500
Services and fees	392,531	384,223	324,799
Labor cost	766,173	512,854	420,714
Depreciation of property, plant and equipment	263,813	187,564	182,696
Amortization of intangible assets	1,737	2,738	5,025
Maintenance expenses	180,502	120,664	99,171
Provisions for contingencies	3,191	(87)	200
Allowance for obsolescence	24,371	(8,006)	20,303
Taxes	7,651	4,568	3,170
Other	82,453	55,478	33,243

	6,058,499	5,366,733	4,049,401
Deconsolidation / Transfer to assets held for sale	(158,828)	—	—
Less: Inventories at the end of the year	(2,598,856)	(2,372,308)	(1,376,113)

	5,673,123	4,370,538	3,942,758
From Discontinued operations	(157,356)	(486,312)	(513,393)

	5,515,767	3,884,226	3,429,365

3	Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Services and fees	193,389	133,304	122,953
Labor cost	402,919	279,768	214,216
Depreciation of property, plant and equipment	13,272	9,926	10,319
Amortization of intangible assets	235,998	54,776	16,187
Commissions, freight and other selling expenses	462,640	361,655	298,101
Provisions for contingencies	30,738	13,881	14,855
Allowances for doubtful accounts	5,035	1,199	7,069
Taxes	147,326	122,789	93,782
Other	119,073	85,533	65,092

	1,610,390	1,062,831	842,574
From Discontinued operations	(36,441)	(8,025)	(10,259)

	1,573,949	1,054,806	832,315

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Wages, salaries and social security costs	1,139,587	778,573	622,523
Employees’ severance indemnity	10,931	11,588	10,617
Pension benefits - defined benefit plans	7,454	2,461	1,790
Employee retention and long term incentive program	11,120	—	—

	1,169,092	792,622	634,930
From Discontinued operations	(43,058)	(4,898)	(5,356)

	1,126,034	787,724	629,574

At the year-end, the number of employees was 23,372 in 2007, 21,751 in 2006 and 17,693 in 2005.

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2007	2006	2005
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	2,611	1,611	1,966
	Net income from other sales	21,957	4,512	5,767
	Net income from sale of investments	—	6,933	—
	Net rents	2,437	2,490	2,501
	Fintecna arbitration award, net of legal expenses, related to BHP proceedings	—	—	1,752
	Other	1,834	—	410

		28,839	15,546	12,396
	From Discontinued operations	(135)	(2,469)	—

		28,704	13,077	12,396

(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,283	4,463	2,532
	Provisions for legal claims and contingencies	(51)	—	8,694
	Loss on fixed assets and material supplies disposed / scrapped	5,742	4,145	2,146
	Settlement of outstanding redemptions on Maverick’s 2005 notes	10,275	—	—
	Loss from natural disasters	5,693	—	—
	Allowance for doubtful receivables	395	(375)	1,443
	Other	—	1,071	—

		24,337	9,304	14,815
	From Discontinued operations	(566)	—	(220)

		23,771	9,304	14,595

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

6	Financial results

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Interest income	93,458	61,401	24,268
Interest expense	(275,763)	(93,638)	(53,504)

Interest net	(182,305)	(32,237)	(29,236)

Net foreign exchange transaction results and changes in fair value of derivative instruments	(10,782)	29,129	(86,618)
Other	(11,969)	(1,828)	6,116

Other financial results	(22,751)	27,301	(80,502)

Net financial results	(205,056)	(4,936)	(109,738)
From Discontinued operations	46	(16)	1,152

	(205,010)	(4,952)	(108,586)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
From associated companies	94,888	95,260	117,003
Gain on sale of associated companies and other	18,388	(593)	374

	113,276	94,667	117,377

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Current tax	936,831	897,427	637,623
Deferred tax	(97,799)	(17,386)	(61,837)

	839,032	880,041	575,786
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)

	833,378	873,981	568,753
From Discontinued operations	(9,454)	(4,004)	(1,385)

	823,924	869,977	567,368

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

8	Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2007	2006	2005
Income before income tax	2,865,491	2,882,201	1,954,703

Tax calculated at the tax rate in each country	844,191	901,580	591,167
Non taxable income / Non deductible expenses	2,860	(32,562)	(32,807)
Changes in the tax rates in Italy, Colombia and Canada	(27,479)	—	—
Effect of currency translation on tax base (a)	(5,654)	(6,060)	(7,033)
Effect of taxable exchange differences	11,660	10,069	17,087
Utilization of previously unrecognized tax losses	(1,654)	(3,050)	(1,046)

Tax charge	823,924	869,977	567,368

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax basis of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2007	2006	2005
Net income attributable to equity holders	1,923,748	1,945,314	1,277,547
Weighted average number of ordinary shares in issue	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share	1.63	1.65	1.08
Basic and diluted earnings per ADS	3.26	3.30	2.16
Dividends paid	(507,631)	(204,233)	(349,439)
Dividends per share	0.43	0.17	0.30
Dividends per ADS	0.86	0.35	0.59
Net income from discontinued operations	34,492	47,180	(3)
Basic and diluted earnings per share	0.03	0.04	0.00
Basic and diluted earnings per ADS	0.06	0.08	0.00

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

10	Property, plant and equipment, net

Year ended December 31, 2007	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	—	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	23,587	(473,857)	770	(6,929)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	—	152,540
Deconsolidation / Transfer to assets held for sale	(42,358)	(86,819)	(10,622)	(14,468)	(13)	(154,280)

Values at the end of the year	626,132	6,539,180	187,479	327,019	35,818	7,715,628

Depreciation

Accumulated at the beginning of the year	146,941	3,917,941	112,900	—	7,318	4,185,100
Translation differences	4,842	84,371	3,400	—	417	93,030
Depreciation charge	17,259	233,637	24,936	—	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(4,724)	—	1,483	(4,655)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	—	—	(32,684)
Deconsolidation / Transfer to assets held for sale	(18,882)	(45,523)	(6,850)	—	—	(71,255)

Accumulated at the end of the year	147,782	4,164,698	123,670	—	10,471	4,446,621

At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Year ended December 31, 2006	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	408,191	5,442,181	126,315	173,715	24,237	6,174,639
Translation differences	9,741	124,256	3,784	16,450	1,047	155,278
Additions	6,527	14,030	931	387,516	5,400	414,404
Disposals / Consumptions	(11,842)	(34,608)	(5,434)	(21)	(12,559)	(64,464)
Transfers / Reclassifications	12,633	171,274	19,505	(211,450)	7,731	(307)
Increase due to business combinations (see Note 27)	126,003	277,066	26,581	27,557	3,730	460,937
Deconsolidation / Transfer to assets held for sale	(8,306)	(2,233)	(3,509)	(924)	(1,174)	(16,146)

Values at the end of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341

Depreciation

Accumulated at the beginning of the year	136,231	3,700,676	100,823	—	6,871	3,944,601
Translation differences	1,865	56,212	2,197	—	330	60,604
Depreciation charge	11,094	174,279	11,332	—	785	197,490
Transfers / Reclassifications	(733)	(2,723)	3,470	—	(14)	—
Disposals / Consumptions	(38)	(8,941)	(2,865)	—	(3)	(11,847)
Deconsolidation / Transfer to assets held for sale	(1,478)	(1,562)	(2,057)	—	(651)	(5,748)

Accumulated at the end of the year	146,941	3,917,941	112,900	—	7,318	4,185,100

At December 31, 2006	396,006	2,074,025	55,273	392,843	21,094	2,939,241

Property, plant and equipment include capitalized interest for net amounts at December 31, 2007 and 2006 of $2,943 and $2,854, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

11	Intangible assets, net

Year ended December 31, 2007	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	—	—	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	—	—	6,929
Reclassifications	—	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	—	—	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)

Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment

Accumulated at the beginning of the year	95,079	12,761	—	27,477	135,317
Translation differences	5,537	903	—	3,189	9,629
Amortization charge	23,819	56,423	—	157,493	237,735
Transfers	—	4,655	—	—	4,655
Disposals	(9)	(209)	—	—	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	—	(14,236)	(21,831)

Accumulated at the end of the year	124,164	67,200	—	173,923	365,287

At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

Year ended December 31, 2006	Information system projects	Licenses, patents and trademarks	Goodwill (**)	Customer relationships	Total
Cost
Values at the beginning of the year	129,417	10,285	113,433	—	253,135
Translation differences	5,649	1,000	—	—	6,649
Additions	26,137	931	—	—	27,068
Increase due to business combinations (see Note 27)	11,811	97,900	1,114,287	1,493,800	2,717,798
Transfers / Reclassifications	307	—	—	—	307
Disposals	(1,165)	(18)	—	—	(1,183)
Deconsolidation / Transfer to assets held for sale	(17,001)	(6,958)	—	—	(23,959)

Values at the end of the year	155,155	103,140	1,227,720	1,493,800	2,979,815

Amortization and impairment

Accumulated at the beginning of the year	85,164	8,872	—	—	94,036
Translation differences	4,175	1,131	—	—	5,306
Amortization charge	20,746	9,291	—	27,477	57,514
Transfers / Reclassifications	—	—	—	—	—
Disposals	(1,035)	(18)	—	—	(1,053)
Deconsolidation / Transfer to assets held for sale	(13,971)	(6,515)	—	—	(20,486)

Accumulated at the end of the year	95,079	12,761	—	27,477	135,317

At December 31, 2006	60,076	90,379	1,227,720	1,466,323	2,844,498

(*)	Includes Proprietary Technology.

(**)	Goodwill at December 31, 2007 and December 31, 2006 corresponds principally to the Tubes segment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

11	Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2007	2006
South America	190,778	94,641
Europe	769	769
North America	1,957,490	1,132,310

	2,149,037	1,227,720

Impairment tests for goodwill

Goodwill is tested at the level of the CGUs. Impairment testing of the CGU is carried out and the value in use determined in accordance with the discounted cash flow method. In order to perform the test, Tenaris uses projections for the next 10 years based on past performance and expectations of market development. After the tenth year a perpetuity rate with no grow up increase was utilized. The discount rates used for these tests are based on Tenaris’ weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Discount rates used range from 10% to 15%.

No impairment charge resulted from the tests performed.

12	Investments in associated companies

	Year ended December 31,
	2007	2006
At the beginning of the year	422,958	257,234
Translation differences	3,595	(4,016)
Equity in earnings of associated companies	94,888	95,260
Dividends and distributions received	(12,170)	—
Reorganization of Dalmine Energie, Lomond and others	83	10,014
Capitalization of convertible loan in Amazonia	—	40,505
Increase in equity reserves in Ternium	—	23,961

At the end of the year	509,354	422,958

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2007	2006	2007	2006
Ternium S.A.	Luxembourg	11.46%	11.46%	487,705	408,044
Dalmine Energie S.p.A.	Italy	0.00%	25.00%	—	8,402
Others	—	—	—	21,649	6,512

				509,354	422,958

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

12	Investments in associated companies (Cont.)

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.		Dalmine Energie S.p.A. (a)
	2007	2006	2007	2006
Non-current assets	8,619,297	6,117,284	—	9,174
Current assets	5,148,013	2,653,255	—	227,394

Total assets	13,767,310	8,770,539	—	236,568

Non-current liabilities	5,415,071	1,875,894	—	5,017
Current liabilities	1,985,349	1,407,504	—	197,944

Total liabilities	7,400,420	3,283,398	—	202,961

Minority interest	1,914,210	1,729,583	—	—
Revenues	8,184,381	6,565,582	—	77,847
Gross profit	2,388,341	2,268,603	—	4,271
Net income for the period attributable to equity holders of the company	784,490	795,424	—	7,785

(a)	Corresponds to the result of the one month period ended December 31, 2006.

13	Other investments – non current

	Year ended December 31,
	2007	2006
Deposits with insurance companies	14,661	13,937
Investments in other companies	12,568	12,724
Others	8,274	173

	35,503	26,834

14	Receivables – non current

	Year ended December 31,
	2007	2006
Government entities	5,637	5,798
Employee advances and loans	10,464	7,768
Tax credits	13,547	11,640
Trade receivables	1,135	1,144
Receivables from related parties	633	2,829
Receivables on off-take contract	4,439	8,377
Legal deposits	19,724	2,182
Derivative financial instruments	9,677	414
Other	9,065	15,206

	74,321	55,358
Allowances for doubtful accounts (see Note 23 (i))	(10,583)	(14,120)

	63,738	41,238

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

15	Inventories

	Year ended December 31,
	2007	2006
Finished goods	1,050,634	1,060,322
Goods in process	544,020	430,828
Raw materials	402,476	421,322
Supplies	389,188	328,324
Goods in transit	314,749	210,985

	2,701,067	2,451,781
Allowance for obsolescence (Note 24 (i))	(102,211)	(79,473)

	2,598,856	2,372,308

16	Receivables and prepayments

	Year ended December 31,
	2007	2006
Prepaid expenses and other receivables	37,727	59,346
Government entities	3,225	1,951
Employee advances and loans	10,886	8,677
Advances to suppliers and other advances	58,701	124,900
Government tax refunds on exports	34,519	33,387
Receivables from related parties	35,551	19,160
Derivative financial instruments	5,581	1,498
Miscellaneous	43,504	31,497

	229,694	280,416
Allowance for other doubtful accounts (see Note 24 (i))	(7,284)	(7,784)

	222,410	272,632

17	Current tax assets

	Year ended December 31,
	2007	2006
V.A.T. credits	126,674	123,366
Prepaid taxes	116,083	79,352

	242,757	202,718

18	Trade receivables

	Year ended December 31,
	2007	2006
Current accounts	1,651,012	1,544,202
Notes receivables	104,747	83,906
Receivables from related parties	17,604	19,919

	1,773,363	1,648,027
Allowance for doubtful accounts (see Note 24 (i))	(24,530)	(22,786)

	1,748,833	1,625,241

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

18	Trade receivables (Cont.)

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627

Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	—	(789)	(23,741)

Net Value	1,748,833	1,450,753	255,353	42,727

At December 31, 2006
Guaranteed	671,260	607,343	55,358	8,559
Not guaranteed	976,767	786,015	170,659	20,093

Guaranteed and not guaranteed	1,648,027	1,393,358	226,017	28,652
Allowance for doubtful accounts	(22,786)	—	—	(22,786)

Net Value	1,625,241	1,393,358	226,017	5,866

No material financial assets that are fully performing have been renegotiated in the last year.

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2007	2006
Other investments
Financial assets	87,530	183,604

Cash and cash equivalents
Cash and short - term liquid investments	962,497	1,372,329

20	Borrowings

	Year ended December 31,
	2007	2006
Non-Current
Bank borrowings	2,858,122	2,823,052
Other loans	24,071	50,479
Finance lease liabilities	1,067	4,565
Costs of issue of debt	(13,794)	(21,050)

	2,869,466	2,857,046
Current
Bank Borrowings	1,119,004	707,610
Other loans	32,521	83,942
Bank Overdrafts	8,194	7,300
Finance lease liabilities	696	1,384
Costs of issue of debt	(9,636)	(6,039)

	1,150,779	794,197

Total Borrowings	4,020,245	3,651,243

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

20	Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2007
Financial lease	696	524	269	106	168	—	1,763
Other borrowings	1,150,083	1,855,887	503,503	441,345	45,850	21,814	4,018,482

Total borrowings	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

Interest to be accrued	208,443	130,034	55,227	26,784	1,781	4,067	426,336

Total borrowings plus interest to be accrued	1,359,222	1,986,445	558,999	468,235	47,799	25,881	4,446,581

Significant borrowings include:

	In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Maturity
May 2007	Tenaris	Syndicated	1,000.0	1,000.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	416.6	October 2009
March 2005	Tamsa	Syndicated	300.0	300.0	March 2010
October 2006	Tamsa	Syndicated	700.0	622.2	October 2011
October 2006	Maverick	Syndicated	750.0	536.8	October 2011
October 2006	Dalmine	Syndicated	150.0	133.3	October 2011
May 2007	Hydril	Syndicated	300.0	300.0	May 2012

(*)	At the company’s option this loan may be extended at a market rate until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

Tenaris’ consolidated debt includes $90 million of Dalmine and $21 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2007, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2007 and 2006. The changes in interest rate are basically due to changes in floating interest rate.

	2007	2006
Bank borrowings	5.80%	6.12%
Other loans	5.50%	5.50%
Finance lease liabilities	2.52%	3.71%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

20	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	3,448,850	3,140,894
USD	Fixed	18	10,289
EUR	Variable	34,268	40,462
EUR	Fixed	6,772	6,246
JPY	Fixed	—	11,854
BRS	Variable	20,596	25,938

		3,510,504	3,235,683
Less: Current portion of medium and long-term loans		(652,382)	(412,631)

Total non current bank borrowings		2,858,122	2,823,052

Non current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
COP	Variable	—	622
USD	Variable	26,412	52,853

		26,412	53,475
Less: Current portion of medium and long-term loans		(2,341)	(2,996)

Total non current other loans		24,071	50,479

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	367	79
EUR	Variable	66	—
COP	Variable	74	185
USD	Fixed	14	—
JPY	Fixed	1,242	5,685

		1,763	5,949
Less: Current portion of medium and long-term loans		(696)	(1,384)

Total non current finance leases		1,067	4,565

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2007	2006
Property, plant and equipment mortgages	366,960	554,078

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

20	Borrowings (Cont.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2007	2006
USD	Variable	626,946	456,954
USD	Fixed	194,098	202,620
EUR	Variable	209,418	23,365
EUR	Fixed	1,432	1,146
JPY	Fixed	—	11,854
BRS	Variable	6,665	8,255
ARS	Fixed	32,383	—
NGN	Fixed	—	3,403
MXN	Fixed	40,981	—
VEB	Fixed	7,081	13

Total current bank borrowings		1,119,004	707,610

Bank overdrafts

	Year ended December 31,
Currency	2007	2006
USD	260	1,855
EUR	40	2,558
ARS	5,523	1,839
VEB	57	—
CAD	9	864
NOK	—	182
NGN	2,187	—
COP	116	—
RON	2	2

Total current bank overdrafts	8,194	7,300

Current other loans

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Variable	28,920	73,183
USD	Variable	3,530	10,251
USD	Fixed	—	462
COP	Variable	—	46
AED	Variable	71	—

Total Current other loans		32,521	83,942

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

20	Borrowings (Cont.)

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2007	2006
EUR	Fixed	173	21
EUR	Variable	24	—
COP	Variable	74	121
JPY	Fixed	420	1,242
USD	Fixed	5	—

Total current finance leases		696	1,384

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2007	2006
At the beginning of the year	700,304	158,521
Translation differences	27,666	2,570
Increase due to business combinations	353,845	560,450
Deconsolidation / Transfer to held for sale	(68,086)	2,971
Income statement credit	(97,799)	(17,386)
Effect of currency translation on tax base	(5,654)	(6,060)
Deferred employees’ statutory profit sharing charge	12,970	(762)

At the end of the year	923,246	700,304

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)

At December 31,2007	300,459	39,620	893,757	1,233,836

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

21	Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	227,370	45,600	80,425	353,395
Translation differences	6,670	(308)	131	6,493
Increase due to business combinations	75,455	2,286	581,097	658,838
Deconsolidation / Transfer to held for sale	—	(6)	(163)	(169)
Income statement charge / (credit)	7,653	3,795	(38,060)	(26,612)

At December 31,2006	317,148	51,367	623,430	991,945

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907

At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,631)	(74,214)	(11,993)	(76,036)	(194,874)
Translation differences	(2,342)	(179)	(577)	(825)	(3,923)
Increase due to business combinations	(7,005)	(3,137)	(1,112)	(87,134)	(98,388)
Deconsolidation / Transfer to assets held for sale	975	—	—	2,165	3,140
Income statement charge / (credit)	(1,267)	(65,313)	10,048	58,936	2,404

At December 31, 2006	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2007	2006
Deferred tax assets	(310,590)	(291,641)
Deferred tax liabilities	1,233,836	991,945

	923,246	700,304

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2007	2006
Deferred tax assets to be recovered after more than 12 months	(74,741)	(79,811)
Deferred tax liabilities to be recovered after more than 12 months	1,214,468	849,730

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2007	2006
Employee liabilities
Employee’s statutory profit sharing	51,217	64,196
Employee severance indemnity	59,862	67,598
Pension benefits	41,877	36,067
Employee retention and long term incentive program	11,120	—

	164,076	167,861

Taxes payable	8,723	8,842
Miscellaneous (*)	12,611	10,021

	21,334	18,863

	185,410	186,724

(*)	For 2007 and 2006 includes $45 and $110 of Derivative financial instruments, respectively.

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2007	2006
Total included in non - current Employee liabilities	59,862	67,598

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	7,877	8,737	7,846
Interest cost	3,054	2,851	2,771

Total included in Labor costs	10,931	11,588	10,617

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	4% - 5%	4% - 5%	5%
Rate of compensation increase	2% - 4%	2% - 4%	4%

(b) Pension benefits

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2007	2006
Present value of unfunded obligations	55,014	41,156
Unrecognized actuarial losses	(13,137)	(5,089)

Liability in the balance sheet	41,877	36,067

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2007	2006	2005
Current service cost	5,248	1,400	544
Interest cost	6,421	2,185	917
Net actuarial (losses) gains recognized in the year	(4,215)	(1,124)	329

Total included in Labor costs	7,454	2,461	1,790

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2007	2006
At the beginning of the year	36,067	10,788
Translation differences	3,864	(654)
Transfers and new participants of the plan	(417)	992
Total expense	7,454	2,461
Contributions paid	(11,272)	(2,696)
Increase due to business combinations	8,631	25,307
Deconsolidation / Transfer to held for sale	(2,450)	(131)

At the end of the year	41,877	36,067

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2007	2006	2005
Discount rate	5% - 7%	5% - 7%	7%
Rate of compensation increase	2% - 5%	2% - 5%	2%

(ii)	Other liabilities – current

	Year ended December 31,
	2007	2006
Payroll and social security payable	187,851	148,146
Liabilities with related parties	7,846	2,237
Derivative financial instruments	15,506	2,090
Miscellaneous	41,001	35,228

	252,204	187,701

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2007	2006
Values at the beginning of the year	(14,120)	(15,450)
Translation differences	141	153
Reversals / Additional allowances	(558)	(15)
Used	3,954	1,192

At December 31,	(10,583)	(14,120)

(ii)	Liabilities

	Year ended December 31,
	2007	2006
Values at the beginning of the year	92,027	43,964
Translation differences	6,747	2,999
Increase due to business combinations	2,997	11,394
Deconsolidation / Transfer to held for sale	(780)	—
Reversals / Additional provisions	22,393	12,146
Reclassifications	(4,534)	31,910
Used	(20,938)	(10,386)

At December 31,	97,912	92,027

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2007
Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	—	—	(3,527)
Used	5,022	1,225	8,318

At December 31, 2007	(24,530)	(7,284)	(102,211)

Year ended December 31, 2006
Values at the beginning of the year	(24,962)	(13,087)	(85,750)
Translation differences	(1,274)	(575)	(4,151)
Increase due to business combinations	(1,673)	(188)	(253)
Deconsolidation / Transfer to assets held for sale	3,222	—	—
Reversals / Additional allowances	(1,449)	640	8,006
Used	3,350	5,426	2,675

At December 31, 2006	(22,786)	(7,784)	(79,473)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2007
Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	—	3,471
Deconsolidation / Transfer to held for sale	(3,157)	—	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	—	(3,527)
Used	(12,130)	(5,016)	(17,146)

At December 31, 2007	9,136	10,206	19,342

Year ended December 31, 2006
Values at the beginning of the year	3,489	33,456	36,945
Translation differences	112	2,690	2,802
Increase due to business combinations	16,700	781	17,481
Reversals / Additional allowances	840	808	1,648
Reclassifications	—	(27,977)	(27,977)
Used	(1,047)	(3,207)	(4,254)

At December 31, 2006	20,094	6,551	26,645

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2007	2006
Contracts with positive fair values
Interest rate swap contracts	—	722
Forward foreign exchange contracts	15,258	1,188
Contracts with negative fair values
Interest rate swap contracts	(3,013)	(242)
Forward foreign exchange contracts	(12,538)	(1,958)

To partially hedge future interest payments, as well as to minimize the effect of floating rates, Tenaris has entered into a number of zero cost interest rate collars. In these contracts, the Company has agreed to exchange with the counterparty, at specified intervals, the difference between interest amounts calculated by reference to an agreed-upon notional principal amount, to the extent that it is lower than the floor or greater than the cap established in such contracts. A total notional amount of $2,300 million was covered by these instruments, of which $500 million remain open until the next interest rate fixing dates, which shall occur in May 2008.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

25	Derivative financial instruments (Cont.)

Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

Type of derivative	Rate	Term	Notional Amount	Fair Value
				Year ended December 31,
				2007	2006
Interest rate collars	Libor	2008	1,500,000	—	712
Interest rate collars	Libor	2008	800,000	(2,922)	—
Pay fixed / Receive variable	Euribor	2010	3,756	(91)	(232)

				(3,013)	480

Exchange rate derivatives

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / CAD	Embedded Canadian Dollar Forward Purchases	2017	9,677	—
USD / EUR	Euro Forward purchases	2008	1,408	870
JPY / USD	Japanese Yen Forward purchases	2008	(1,157)	(1,229)
CAD / USD	Canadian Dollar Forward sales	2008	3,062	318
BRL / USD	Brazilian Real Forward sales	2008	(126)	—
KWD / USD	Kuwaiti Dinar Forward sales	2008	(10,821)	(370)
COP / USD	Colombian Peso Forward sales	2008	111	—
RON / USD	Romanian Leu Forward sales	2008	87	—
GBP / USD	Great Britain Pound Forward sales	2008	152	—
USD / MXN	Mexican Peso Forward purchases	2008	327	—
ARS / USD	Argentine Peso Forward sales	2007	—	(359)

			2,720	(770)

Hedge Accounting

Tenaris only applies hedge accounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives or portions of derivatives taken in order to hedge the gross margin of sales in currencies other than the U.S. dollars and loans at variable rate, and the reserved amounts designated for hedge accounting as of December 31, 2007.

•	Foreign Exchange Hedge

			Fair Value
			Year ended December 31,
Currencies	Contract	Term	2007	2006
USD / EUR	Euro Forward purchases	2008	972	960
KWD / USD	Kuwaiti Dinar Forward sales	2008	(6,434)	(149)

			(5,462)	811

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

25	Derivative financial instruments (Cont.)

•	Interest Rate Hedge

					Fair Value
					Year ended December 31,
Type of Derivative	Rate	Term	Rate	Outstanding	2007	2006
Interest rate collars	Libor	2008	3.9% - 5.4%	1,500,000	—	712
Interest rate collars	Libor	2008	4.45% - 5.4%	800,000	(2,922)	—
Pay fixed / Receive variable	Euribor	2010	5.72%	3,756	(91)	555

					(3,013)	1,267

Since the implementation of hedge accounting, first quarter 2006, there has only been partial ineffectiveness during last period recognized in profit and loss for $0.3 million. The following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-05	Movements 2006	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07
Foreign Exchange	—	811	811	(6,273)	(5,462)
Interest Rate	—	1,267	1,267	(4,280)	(3,013)

Total Cash flow Hedge	—	2,078	2,078	(10,553)	(8,475)

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies:

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

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 43 asbestos related out-of-court claims and 1 civil party claim have been forwarded to Dalmine.

As of December 31, 2007, the total claims pending against Dalmine were 57 (of which, 3 are covered by insurance): during 2007, 29 new claims were filed, 2 claims were adjudicated, 2 claims were dismissed and no claim was settled. Aggregate settlement costs to date for Tenaris are Euro 5.1 million ($7.5 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 19.8 million ($29.1 million).

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed. Because Law Debenture Trust Company of New York has succeeded BNY as trustee under the Indenture, on January 25, 2008 plaintiff and defendant have submitted a stipulation on the court substituting Law Debenture for BNY.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

Customer Claim

A lawsuit was filed on September 6, 2007 against Maverick, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleges the complete loss of one natural gas production well and “formation damage” that precludes further exploration and production at the well site. Plaintiff seeks compensatory and punitive damages of $25 million. On September 10, 2007, this lawsuit was tendered to Maverick’s insurer and on September 26, 2007, Maverick received the insurer’s agreement to provide a defense. The insurer has reserved its rights regarding any potential indemnity obligation. No provision related to this claim was recorded in these Consolidated Financial Statements.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 76.8 million (approximately $24.4 million) at December 31, 2007, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court’s decision, Dalmine is required to pay a fine of Euro 10.1 million plus interest (approximately $13.3 million plus interest). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine’s former owner has reimbursed Dalmine for 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Commitments:

Set forth is a description of Tenaris’ main outstanding commitments:

•

A Tenaris company is party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $292 million.

•

A Tenaris company is party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,077 million.

•

A Tenaris company is party to a steel supply agreement with IPSCO, under which it committed to purchase steel until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $127 million. Each party may terminate this agreement at any time upon a one-year notice.

•

A Tenaris company is party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2007, the outstanding value of this commitment was approximately $53 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

•

In August 2004 Matesi Materiales Siderúrgicos S.A. (“Matesi”) entered into a ten-year off-take contract pursuant to which Matesi is required to sell to a Tenaris affiliate Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of Matesi’s HBI production. In addition, Sidor has the right to increase its proportion on Matesi’s production by an extra 19.9% until reaching 49.8% of Matesi’s HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

•

In July 2004, Matesi a Tenaris subsidiary organized in Venezuela, entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The outstanding value of the contract at December 31, 2007 is approximately $44.5 million.

•

A Tenaris company is party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolás, Province of Buenos Aires, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions on the distribution of profits:

As of December 31, 2007, shareholders’ equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2007	2,399,973

Total shareholders equity in accordance with Luxembourg law	4,308,297

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2007, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totals $2.4 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2006 under Luxembourg law	1,527,096
Dividends received	1,371,625
Other income and expenses for the year ended December 31, 2007	8,883
Dividends paid	(507,631)

Retained earnings at December 31, 2007 under Luxembourg law	2,399,973

27	Business combinations and other acquisitions

(a) Acquisition of Hydril Company

On May 7, 2007, Tenaris paid approximately $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

27	Business combinations and other acquisitions (Cont.)

(a) Acquisition of Hydril Company (Cont.)

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions in investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures. The Company’s syndicated loan agreement is secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $0.6 billion. The Company is initially allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $0.5 billion or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility does not exceed $1.0 billion, no such restrictions apply.

On November 8, 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. As a result of such prepayment, all dividend restrictions under the syndicated loan agreement ceased to apply; in addition, the Company is entitled to reducing proportionally the number of shares pledged in connection therewith.

Tenaris began consolidating Hydril’s balance sheet and results of operations since May, 2007.

Pro forma data including acquisitions for all of 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would have been approximately $10.1 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under U.S. GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 27(a) considering the repayment stated in Note 27(c). Carrying amounts of assets, liabilities and contingent liabilities in Hydril’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Hydril did not report IFRS information.

(b) Minority Interest

During the year ended December 31, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for approximately $3.3 million.

Effective July 12, 2007 Silcotub was delisted from the Romanian Stock Exchange.

(c) Acquisition of Maverick

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

27	Business combinations and other acquisitions (Cont.)

(c) Acquisition of Maverick (Cont.)

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. In connection with the financing of the Maverick acquisition, 75% of the issued and outstanding shares of Maverick were initially pledged. Immediately upon each payment or prepayment under the Company loan agreement, the number of shares subject to the pledge shall be reduced by the percentage by which the aggregate outstanding principal amount of the loans under such agreement is reduced by operation of such payment or prepayment until the aggregate outstanding principal amount of such loans is less than or equal to $ 250 million. In addition, Tamsa and Siderca granted drag-along rights in favor of the lenders under the Company loan agreement with respect to the remaining 25% of the issued and outstanding shares of capital stock of Maverick.

The Company syndicated loan facility in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007. As a result of such prepayment the pledge on Maverick’s shares was fully released and the drag-along rights in favor of the lenders were terminated. During 2007, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

(d) Tenaris Capitalization of Mandatory Convertible debt into shares of Ternium S.A. (“Ternium”)

On February 6, 2006, Ternium completed its initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. The Company received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to the Company, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2007, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $40.11 per ADS, giving Tenaris’ ownership stake a market value of approximately $921 million. At December 31, 2007, the carrying value of Tenaris’ ownership stake in Ternium was approximately $488 million.

(e) Acquisition of a steel pipe business in Argentina

On January 31, 2006, Siat S.A., a Tenaris subsidiary organized in Argentina, acquired the welded pipe assets and facilities located in Villa Constitución, Province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. (“Acindar”) for $29.3 million. The facilities acquired have an annual capacity of 80,000 tons of welded pipes.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

27	Business combinations and other acquisitions (Cont.)

The assets and liabilities arising from the acquisitions are as a follows:

	Year ended December 31,
	2007 (*)	2006 (*)
Other assets and liabilities (net)	(348,876)	(692,956)
Property, plant and equipment	152,540	460,937
Customer relationships	593,800	1,493,800
Trade names	149,100	—
Proprietary technology	333,400	—
Goodwill	1,042,015	1,114,287

Net assets acquired	1,921,979	2,376,068
Minority interest	5,283	11,181

Sub-total	1,927,262	2,387,249
Cash-acquired	117,326	70,660

Purchase consideration	2,044,588	2,457,909
Liabilities paid as part of purchase agreement	—	743,219

Total disbursement	2,044,588	3,201,128

(*)	Includes costs directly attributable to the acquisition.

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. During 2006, businesses acquired in that year contributed revenues of $432.0 million and net income of $14.5 million to Tenaris during that period. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril and Maverick.

28	Cash flow disclosures

	Year ended December 31,
	2007	2006	2005
(i) Changes in working capital
Inventories	(252,810)	(455,567)	(101,143)
Receivables and prepayments	2,080	(181,878)	1,513
Trade receivables	(115,838)	(226,678)	(387,240)
Other liabilities	127,434	7,605	34,526
Customer advances	113,548	236,446	(14,156)
Trade payables	15,161	150,555	32,561

	(110,425)	(469,517)	(433,939)

(ii) Income tax accruals less payments
Tax accrued	833,378	873,967	568,753
Taxes paid	(1,226,433)	(817,131)	(419,266)

	(393,055)	56,836	149,487

(iii) Interest accruals less payments, net
Interest accrued	183,995	32,237	29,236
Interest received	62,697	11,150	17,227
Interest paid	(267,994)	(21,478)	(44,544)

	(21,302)	21,909	1,919

(iv) Cash and cash equivalents
Cash and bank deposits	962,497	1,372,329	707,356
Bank overdrafts	(8,194)	(7,300)	(24,717)
Restricted bank deposits	—	(21)	(2,048)

	954,303	1,365,008	680,591

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

29	Current and non current assets held for sale and discontinued operations

Subsequent event: Sale of the pressure control business

On January 28, 2008, Tenaris entered into an agreement with General Electric Company (GE) pursuant to which it will sell to GE the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,115 million. The agreement is subject to governmental and regulatory approvals and other customary conditions and is expected to close during the second quarter of 2008.

Sale of Dalmine Energie

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG for a purchase price of $58.9 million.

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28 million.

Analysis of the result of discontinued operations:

	Year ended December 31,
	2007	2006	2005
Net sales	238,220	503,051	526,406
Cost of sales	(157,356)	(486,312)	(513,393)

Gross profit	80,864	16,739	13,013
Selling, general and administrative expenses	(36,441)	(8,025)	(10,259)
Other operating income	135	2,469	—
Other operating expenses	(566)	—	(220)

Operating income	43,992	11,183	2,534
Interest income	66	603	453
Interest expense	(115)	(1,062)	(875)
Other financial results	3	475	(730)

Income before equity in earnings of associated companies and income tax	43,946	11,199	1,382
Gain on disposal of subsidiary	—	39,985	—

Income before income tax	43,946	51,184	1,382
Income tax	(9,454)	(4,004)	(1,385)

Income for discontinued operations	34,492	47,180	(3)

For 2007, cash flow from operating activities (net income plus depreciation and changes in working capital and other) amounted to $42.1 million. Cash flows used in investing and financing activities amounted to $8.6 and $22.0 million, respectively. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash of discontinued operations increased $2.3 million and decreased by $1.0 million in 2006 and 2005 respectively mainly from operating activities.

Current and non current assets and liabilities held for sale

Year ended December 31, 2007
Property, plant and equipment, net	63,629
Intangible assets, net	302,029
Inventories	158,828
Trade receivables	79,220
Other assets	47,454

Total current and non current assets held for sale	651,160

Deferred tax liabilities	75,913
Customer advances	115,483
Trade payables	54,522
Other liabilities	21,124

Liabilities associated with current and non-current assets held for sale	267,042

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

30	Related party transactions

Pursuant to recent Luxembourg legislation implementing the EU Transparency Directive, San Faustín N.V. has notified the Company that it owns 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights. San Faustín N.V. owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustín N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Tenaris’ directors and executive officers as a group own 0.2% of the Company’s outstanding shares, while the remaining 39.4% are publicly traded.

The following transactions were carried out with related parties:

At December 31, 2007
	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	98,141	39,307	137,448
Sales of services	18,712	5,110	23,822

	116,853	44,417	161,270

(b) Purchases of goods and services
Purchases of goods	254,063	27,277	281,340
Purchases of services	94,152	70,205	164,357

	348,215	97,482	445,697

At December 31, 2006
	Associated (2)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	120,890	56,524	177,414
Sales of services	18,852	3,664	22,516

	139,742	60,188	199,930

(b) Purchases of goods and services
Purchases of goods	103,003	33,930	136,933
Purchases of services	17,168	80,485	97,653

	120,171	114,415	234,586

At December 31, 2005
	Associated (3)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	104,054	75,948	180,002
Sales of services	7,499	7,830	15,329

	111,553	83,778	195,331

(b) Purchases of goods and services
Purchases of goods	67,814	33,949	101,763
Purchases of services	15,773	63,220	78,993

	83,587	97,169	180,756

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

30	Related party transactions (Cont.)

At December 31, 2007
	Associated (4)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	45,773	8,015	53,788
Payables to related parties	(61,597)	(7,379)	(68,976)

	(15,824)	636	(15,188)

(b) Financial debt
Borrowings (7)	(27,482)	—	(27,482)

At December 31, 2006
	Associated (5)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	25,400	14,429	39,829
Payables to related parties	(37,920)	(13,388)	(51,308)

	(12,520)	1,041	(11,479)

(b) Other balances
Receivables	2,079	—	2,079

(c) Financial debt
Borrowings (8)	(60,101)	—	(60,101)

At December 31, 2005
	Associated (6)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	30,988	15,228	46,216
Payables to related parties	(21,034)	(8,413)	(29,447)

	9,954	6,815	16,769

(b) Other balances	42,437	—	42,437

(c) Financial debt
Borrowings (9)	(54,801)	—	(54,801)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm Brasil S.A. (“Socotherm”), Hydril Jindal International Private Ltd. and TMK – Hydril JV.

(2)	Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).

(3)	Includes Condusid, Ylopa, Amazonia and Sidor C.A. (“Sidor”) up to September 2005. As from October 2005 it includes Ternium and Condusid.

(4)	Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal International Private Ltd. and TMK – Hydril JV.

(5)	Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.

(6)	Includes Ternium and Condusid.

(7)	Includes convertible loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $26.4 million at December 31, 2007.

(8)	Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.

(9)	Includes convertible loan from Sidor to Matesi at December 31, 2005.

(i)	Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2007, 2006 and 2005 amounts to $19.0 million, $16.8 million and $14.3 million respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2007, 2006 and 2005.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2007	2006	2005
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	39%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL CANADIAN COMPANY LIMITED PARTNERSHIP	Canada	Manufacturing of steel products	100%	0%	0%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	0%	0%
HYDRIL LLC	USA	Manufacturing of pressure control products	100%	0%	0%
HYDRIL S.A. DE C.V.	Mexico	Manufacturing of steel products	100%	0%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	0%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	0%
MAVERICK TUBE. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
MAVERICK TUBE. LP (c)	USA	Manufacturing of welded steel pipes	0%	100%	0%
NKKTUBES K.K.	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRECISION TUBE HOLDING LLC (f)	USA	Holding company	0%	100%	0%
PRECISION TUBE TECHNOLOGY LP (f)	USA	Manufacturing of welded steel pipes	0%	100%	0%
PRUDENTIAL STEEL LTD	Canada	Manufacturing of welded steel pipes	100%	100%	0%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	0%
S.C. DONASID S.A.	Romania	Manufacturing of steel products	99%	99%	99%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	97%	85%
SIAT S.A.	Argentina	Manufacturing of welded steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
SOCOMINTER S.A.	Venezuela	Marketing of steel products	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA. (except detailed) (e)	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS COILED TUBES. LLC	USA	Manufacturing of welded steel pipes	100%	0%	0%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

31	Principal subsidiaries (Cont.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2007	2006	2005
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (g)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS HICKMAN. L.P.	USA	Manufacturing of welded steel pipes	100%	100%	0%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	0%

(*)	All percentages rounded.

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 39% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.

(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. and Hydril Pressure Control Private Limited where it holds 60% and 49% respectively.

(c)	Merged during 2007 into Maverick Tube, LLC.

(d)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. and Information Systems and Technologies N.V. where it holds (in both cases) 75%.

(e)	Tenaris holds 100% of Talta – Trading e Marketing Sociedade Unipessoal and subsidiaries except for Energy Network, where it holds 95%.

(f)	Merged during 2007 into Tenaris Coiled Tubes, LLC.

(g)	Tenaris holds 100% of Tenaris Global Services S.A. and subsidiaries, except for Tenaris Supply Chain S.A. where it holds 98%.

Ricardo Soler
Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 27, 2008	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 6, 2007*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon**

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The updated and consolidated articles of association are incorporated by reference to the annual report on Form 20-F filed by Tenaris S.A. on June 29, 2007 (File No. 001-31518).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).