Form 20-F
period 2008-12-31
TENARIS SA
filed 2009-06-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani	Robert S. Risoleo, Esq.
Mitrani, Caballero, Rosso Alba,	Sullivan & Cromwell LLP
Francia, Ojam & Ruiz Moreno Abogados	1701 Pennsylvania Avenue NW
Alicia Moreau de Justo 400, 3rd Floor	Washington, DC 20006
(C1107AAH) Buenos Aires, Argentina	(202) 956-7500
(54 11) 4590-8600

i

CERTAIN DEFINED TERMS

Unless otherwise specified or the context so requires:

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and adopted by the European Union. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. Our consolidated financial statements in this annual report are those for the years ended December 31, 2008, 2007 and 2006.

Currencies

In this annual report, unless otherwise specified or the context otherwise requires:

•	“dollars”, “U.S. dollars”, “US$” or “$” each refers to the United States dollar;

•	“€”, “EUR” or “euros” each refers to the Euro, the common currency of the European Union;

•	“Argentine pesos” or “ARS” each refers to the Argentine peso;

•	“Brazilian real” or “BRL” each refers to the Brazilian real;

•	“Canadian dollars” or “CAD” each refers to the Canadian dollar;

•	“Chinese yuan” or CNY each refers to the Chinese yuan;

•	“Mexican pesos” or “MXP” each refers to the Mexican peso;

•	“Romanian lei” or “RON” each refers to the Romanian new lei;

•	“Venezuelan bolívares” or “VEB”, each refers to the Venezuelan bolívar fuerte; and

•	“Yen”, “Japanese yen” or “JPY” each refers to the Japanese yen.

On December 31, 2008, the exchange rate between, the euro and the U.S. dollar (as published by European Central Bank) was €1.00=$1.3917; the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS3.4530=$1.00; the noon buying rate for the Brazilian real (as certified for customs purposes by the Federal Reserve Bank of New York, or the Federal Reserve) was BRL2.313=$1.00; the noon buying rate for the Canadian dollar (as published by the Federal Reserve) was CAD1.224=$1.00; the noon buying rate for the Chinese yuan (as published by the Federal Reserve) was CNY6.822=$1.00; the noon buying rate for the Mexican peso (as published by the Federal Reserve) was MXP13.832=$1.00; the noon buying rate for the Venezuelan bolívar (as published by the Federal Reserve) was VEB2.1446=$1.00; the noon buying rate for the Japanese yen (as published by the Federal Reserve) was JPY90.79=$1.00 and the Romanian lei (as published by the National Bank of Romania ) was RON2.8342=$1.00. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

Rounding

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

Our Internet Website is Not Part of this Annual Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors, which could cause actual results to differ materially from those described in the forward looking statements, include the risks related to our business discussed under Item 3. D. “Key Information – Risk Factors” among them, the following:

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB and adopted by the European Union, and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2008	2007	2006	2005	2004
Selected consolidated income statement data(1)

Continuing operations
Net sales	12,131,836	10,042,008	7,727,745	6,209,791	3,718,193
Cost of sales	(6,799,189)	(5,515,767)	(3,884,226)	(3,429,365)	(2,378,474)

Gross profit	5,332,647	4,526,241	3,843,519	2,780,426	1,339,719
Selling, general and administrative expenses	(1,819,011)	(1,573,949)	(1,054,806)	(832,315)	(661,226)
Other operating income (expenses), net	(485,772)	4,933	3,773	(2,199)	127,165

Operating income	3,027,864	2,957,225	2,792,486	1,945,912	805,658
Interest income	48,873	93,392	60,798	23,815	14,236
Interest expense	(185,836)	(275,648)	(92,576)	(52,629)	(46,161)
Other financial results	(104,272)	(22,754)	26,826	(79,772)	38,304

Income before equity in earnings of associated companies and income tax	2,786,629	2,752,215	2,787,534	1,837,326	812,037
Equity in earnings of associated companies	89,556	113,276	94,667	117,377	206,141

Income before income tax	2,876,185	2,865,491	2,882,201	1,954,703	1,018,178
Income tax	(1,011,675)	(823,924)	(869,977)	(567,368)	(217,226)

Income for continuing operations (2)	1,864,510	2,041,567	2,012,224	1,387,335	800,952

Discontinued operations
Income (loss) for discontinued operations	411,110	34,492	47,180	(3)	4,029

Income for the year (2)	2,275,620	2,076,059	2,059,404	1,387,332	804,981
Income attributable to (2):
Equity holders of the Company	2,124,802	1,923,748	1,945,314	1,277,547	784,703
Minority interest	150,818	152,311	114,090	109,785	20,278

Income for the year (2)	2,275,620	2,076,059	2,059,404	1,387,332	804,981

Depreciation and amortization	(532,934)	(514,820)	(255,004)	(214,227)	(208,119)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,506,876
Basic and diluted earnings per share for continuing operations	1.45	1.60	1.61	1.08	0.66
Basic and diluted earnings per share	1.80	1.63	1.65	1.08	0.66
Dividends per share(3)	0.43	0.38	0.30	0.30	0.17

(1)	Certain comparative amounts for 2005 and 2004 have been re-presented to conform to changes in presentation in 2007 and 2006, mainly due to the sale of a majority ownership in Dalmine Energie. See note 29 “Current and non current assets held for sale and discontinued operations” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2008	2007	2006	2005	2004
Selected consolidated balance sheet data(1)

Current assets	7,252,417	(2)6,514,043	6,028,832	3,773,284	3,012,092
Property, plant and equipment, net	2,982,871	3,269,007	2,939,241	2,230,038	2,164,601
Other non-current assets	4,865,424	5,461,537	3,627,169	702,706	485,595

Total assets	15,100,712	15,244,587	12,595,242	6,706,028	5,662,288

Current liabilities	3,790,017	(2)3,328,066	2,765,504	1,699,101	1,999,846
Non-current borrowings	1,241,048	2,869,466	2,857,046	678,112	420,751
Deferred tax liabilities	1,053,838	1,233,836	991,945	353,395	371,975
Other non-current liabilities	313,922	283,369	279,117	199,547	208,521

Total liabilities	6,398,825	7,714,737	6,893,612	2,930,155	3,001,093
Capital and reserves attributable to the Company’s equity holders	8,176,571	7,006,277	5,338,619	3,507,802	2,495,924
Minority interest	525,316	523,573	363,011	268,071	165,271

Total liabilities and equity	15,100,712	15,244,587	12,595,242	6,706,028	5,662,288

Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts for 2005 and 2004 have been re-presented to conform to changes in presentation in 2007 and 2006.
(2)	In 2007 current assets include current and non current assets held for sale ($651.2 million), related to the divestment of Hydril’s pressure control business and current liabilities include liabilities associated with such assets ($267.0 million).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, revenues, financial condition and results of operations, which could in turn affect the price of our shares and ADSs.

Risks Relating to our Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial position.

The recent worldwide financial and credit crisis and worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

The recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit, combined with substantial losses in worldwide equity markets, could lead to an extended worldwide economic recession. A slowdown in economic activity caused by a recession could reduce worldwide demand for energy and result in an extended period of lower oil and natural gas prices. This decline in oil and gas prices, along with difficult conditions in the credit markets, could reduce the level of drilling, gathering, transportation and processing activities and, thus, adversely affect demand for our products and services, causing a negative impact on our business, revenues, profitability and financial position.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. We believe that apparent demand for oil country tubular goods, or OCTG, will suffer a strong adjustment in 2009, reflecting an expected decline in oil and gas drilling activity and efforts to reduce inventories, particularly in North America where an unprecedented level of Chinese imports had fueled a strong surge in inventories of OCTG during 2008. Similarly, sales in the Middle East and Africa since the second half of 2007 have been, and continue to be, adversely affected by inventory adjustments following inventory build-ups in 2006 and the first half of 2007.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the U.S. and Canada, we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets. In addition, some of these producers are improving the range, quality and technology of their pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the implementation of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and their subsequent implementation. The implementation of such projects varies significantly from year to year. For example, during 2006, our sales of pipes for pipelines projects declined significantly as large pipeline projects in Brazil and Argentina were delayed before recovering again in

2007 when those and other pipeline projects began to be implemented; in 2008, net sales of pipes for pipeline projects rose 45% compared to 2007, reflecting strong shipments to gas and other pipeline projects in Brazil, Argentina and Colombia and higher average selling prices. Accordingly, our pipeline project revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, the impact of the credit crisis on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets.

Increases in the cost of raw materials, energy and other costs may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. During the first half of 2008, the cost of raw materials used in our business increased significantly due to increased global demand for steel products in general, although they fell even more steeply during the second half of the year as the recessionary environment had an almost immediate impact on global steelmaking activity. In addition, limited availability of energy in Argentina, where we have significant operations, and consequent supply restrictions could lead to higher costs of production and eventually to production cutbacks at our facilities there. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our recently acquired welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

We may not be able to recover increased costs of raw materials and energy through increased prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability. In addition, like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability.

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We are exposed to economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of social and economic development. Like other companies with worldwide operations, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates and inflation. We are also affected by governmental policies regarding spending and investment, exchange controls, regulatory and taxation changes, and other adverse political, economic or social developments of the countries in which we operate.

Significant portions of our operations are located in countries with a history of political volatility or instability, including Argentina, Brazil, Colombia, Indonesia, Mexico, Romania and Venezuela. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inability to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, we have significant manufacturing operations and assets in Argentina and we derive a significant portion of our revenues from that country. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•

Argentina’s inflation indicators have been subject to changes in calculation and may not be consistent with the past or may not adequately reflect cost increases. Official inflation figures remain disputed by independent economists. Our business and operations in Argentina may be adversely affected by inflation or by the measures that might be adopted by the government to address inflation.

•

An increase of unemployment in Argentina may lead the government to impose restrictions to, or make more expensive, collective dismissals or suspension of labor contracts which would affect our ability to efficiently manage our business in response to an expected lower demand of our products and services. In addition, adverse economic conditions in the country, coupled with any plan we may adopt to reduce costs and production in response to the ongoing economic crisis, could result in strikes or work stoppages at various facilities. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on our operations and financial results.

•

The Argentine government has increased taxes on our operations in Argentina through several methods. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•

Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. If the Argentine government does not take measures that result in the investment in natural gas generation, energy production and transportation capacity required to satisfy the demand on a timely basis, our production in Argentina could be curtailed, and our sales and revenue could decline. Although we are taking measures such as the purchase of alternative fuels to limit the effects of the restrictions on the supply of energy to our operations in Argentina, those efforts may not be enough to avoid an adverse impact on our production (or the production of our suppliers). In addition, it is possible that we could also face increased costs when using alternative sources of energy. Limited availability of energy in Argentina and consequent supply restrictions could lead to higher costs of production and eventually to production cutbacks at our facilities.

•

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts from cash generated by our Argentine operations. Recently, the Argentine government has prohibited one regulated company from paying dividends overseas. In addition, we are currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls”.

•

Argentina has adopted an administered flotation currency system and the Argentine Central Bank frequently intervenes in the exchange market to control free flotation of the Argentine peso. There is no certainty of long term success of such currency system. In addition, it is not clear whether the Argentine peso may further depreciate or appreciate against the U.S. dollar. These uncertainties may affect our business and operations in Argentina.

•

The Argentine government has imposed export restrictions and/or export taxes on certain activities, mainly in connection with commodities, gas and oil. Even though so far the Argentine government has not imposed any export restrictions concerning our activities, if any such restrictions were to be imposed, our business and operations in Argentina could be adversely affected.

•

In October 2008, Congress passed Law No. 26.425 abrogating the Individual Capitalization Retirement System and eliminating the retirement and pension funds administrators (“AFJPs”) which were the largest institutional investors in the local capital market. For fourteen years, the AFJPs accumulated large funds that were invested in financial instruments, thus granting listed companies regular access to credit. The elimination of the AFJPs could undermine investor confidence in Argentina and significantly reduce liquidity of the Argentine capital market.

Similarly, we currently have significant exposure to political and economic developments in Venezuela, including the following:

•

We hold approximately 11.46% of the capital stock of Ternium S.A., or Ternium, a company controlled by San Faustin. Ternium held approximately 59.7% of Venezuelan steel producer Sidor C.A., or Sidor, (while Corporación Venezolana de Guayana, or CVG, –a Venezuelan governmental entity– held approximately 20.4% of Sidor and certain Sidor employees and former employees hold the remaining 19.9% interest). Following several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control of Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and Ternium regarding the terms of the compensation continued over several months, and Ternium retained formal title over the Sidor shares during that period. On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG, and agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on that date. The balance was divided in two tranches: the first tranche of $945 million will be paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

•

We also have a 70% interest in Tavsa, Tubos de Acero de Venezuela S.A, or Tavsa, which owns a seamless steel pipe plant located within the Sidor’s iron and steel manufacturing complex. The plant uses steel bars supplied by Sidor as its principal raw material, and is also dependent on Sidor for the supply of energy and other inputs. Additionally, in July 2004, together with Sidor, we acquired an industrial facility (Matesi), in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. We also own a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. Within the framework of the Decree, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization, among other companies, Tavsa, Matesi and Comsigua. On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela, or MIBAM, issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, we sent response letters to the MIBAM rejecting the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing our representatives to the transition committees, and reserving all of our rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between us or our subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by the International Center for Settlement of Investment Disputes (ICSID). Our investments in TAVSA, Matesi and COMSIGUA are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

•

In addition to the above, if other political or economic measures, such as price controls or renegotiation or nullification of contracts were applied to companies incorporated in Venezuela, including Petróleos de Venezuela, or PDVSA, the state-owned oil company, our operations and revenues, and consequently our results, could be adversely affected. The Venezuelan government frequently intervenes in the Venezuelan economy and occasionally makes significant changes in policy. The Venezuelan government’s actions to control inflation and implement other policies have involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition, and results of operations could be adversely affected by changes in policy involving tariffs, exchange controls and other matters such as currency devaluation, inflation, interest rates, taxation, industrial laws and regulations and other political or economic developments in or affecting Venezuela.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing higher value products designed to serve and meet the needs of customers operating in demanding environments, developing and offering additional value-added services, which enable us to integrate our production activities with the customer’s supply chain, and continuing to pursue strategic acquisition opportunities. Any of these components of our overall business strategy could be delayed or abandoned, could cost more than anticipated or may not be successfully implemented. For example, we may fail to develop products that differentiate us from our competitors or fail to find suitable acquisition targets or to consummate those acquisitions under favorable conditions, or we may be unable to successfully integrate acquired businesses into our operations. Even if we successfully implement our business strategy, it may not yield the expected results.

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

A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during recent years. For example, in April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities; in May 2007, we acquired Hydril Corporation, or Hydril, a leading North American producer of premium connections and pressure control products for the oil and gas industry; and in October 2006, we acquired Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia. We will continue to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our SPIJ, Hydril and Maverick acquisitions, and other past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

As of December 31, 2008, we had $1,890.6 million in goodwill and intangible assets with indefinite useful life, which are exposed to impairment tests and correspond mainly to the acquisition of Maverick ($772.0 million) and Hydril ($919.9 million). In 2008, as a consequence of changes in market conditions, we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to intangible assets originated from the acquisition of Maverick in 2006). For more information on impairment see Item 5 “Operating and Financial Review and Prospects – Critical Accounting Estimates—Impairment and recoverability of goodwill and other assets.”

Management judgment is required to estimate discounted future cash flows and appropriate discounts rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and deferred taxes may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations and financial position. No assurance can be given as to the absence of significant impairment charges in future periods, particularly if market conditions deteriorate further.

Our results of operations and financial position could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values could adversely affect our financial position and results of operations.

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

If we do not comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other sanctions and our sales and profitability could suffer.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act (the “U.S. FCPA”). For a discussion of an ongoing review by the audit committee of the Company’s board of directors of certain matters related to these laws, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Ongoing investigation”. Violations of the foregoing laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in some cases impose strict liability, rendering a person liable for environmental damage without regard to negligence. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed. In addition, our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation and processing activities, which are subject to inherent risks, including well failures, line pipe leaks, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Similarly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated statement of financial position, results of operations or cash flows. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional supply chain services, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss. Similarly, our sales of tubes and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Risks Relating to the Structure of the Company

As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.

The Company conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs. The Company does not and will not conduct operations at the holding company level.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet our operational needs or to pay dividends.

In addition, the Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, distributable retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. See Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

The Company’s tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime applicable to the Company, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings.

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributed to holders of our shares and ADSs. Following a decision by the European Commission, the Grand-Duchy of Luxembourg terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company– are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and holders of our shares or ADSs may be subject to tax withholdings.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of March 31, 2009, San Faustin beneficially owned 60.8% of our shares. Rocca & Partners controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends by us. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Risk Factors – Risks relating to the Company’s shares and ADSs – Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to the Company’s Shares and ADSs

In deciding whether to purchase, hold or sell our shares or ADSs, you may not have access to as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, as issued by the IASB and adopted by the European Union, the accounting standards in accordance with which we prepare our consolidated financial statements differ in certain material aspects from U.S. GAAP.

Holders of our ADSs may encounter difficulties in the exercise of dividend and voting rights.

You may encounter difficulties in the exercise of some of your rights as a shareholder if you hold ADSs rather than shares. If we make a distribution in the form of securities, the depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary. If the depositary does not receive voting instructions from the holder of ADS or the instructions are not in proper form, then the depositary shall deem such holder of ADS to have instructed the depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company, for which purposes the depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of our shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until 2012. The Company may, however, issue shares without preemptive rights only if the newly-issued shares are issued for consideration other than cash, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Holders of the Company’s ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for ordinary shares underlying their ADSs unless additional ordinary shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional shares, requiring a sale by the depositary of the holders’ rights and a distribution of the proceeds thereof. Should the depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to enforce judgments against us in U.S. courts.

The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside of the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, directors and officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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

In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last three years, we have transformed our presence in the North American market through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the U.S., Canada and Colombia, and Hydril, a leading North American manufacturer of premium connections for steel pipe products used in the oil and gas industry with an established reputation worldwide. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

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

A. History and Development of the Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company is a joint stock corporation (société anonyme holding) organized under the laws of Luxembourg and was incorporated on December 17, 2001. Its registered office is located at 46a, Avenue John F. Kennedy, 2nd Floor, L-1855, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 8000, Houston, TX 77027.

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•

Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998); for more information on the recent developments relating to Tavsa, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Developments in Venezuela”;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006); and

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

In April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities and an annual processing capacity of approximately 120,000 tons.

For more information on recent developments, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Seamless Pipe Indonesia Jaya”.

B. Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. For example, in September 2008, we announced that we would invest in a project to build new capacity at our seamless pipe facility in Mexico in order to enhance our ability to serve local and global markets. In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections for steel pipe products used in oil and gas drilling production and, in October 2006, we acquired Maverick, a North American producer of steel pipe products for the energy industry, expanding our operations in North America.

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

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina and Brazil, couplings in the United States, Argentina, China, México and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities, for production of American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, and the United Kingdom.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2008	2007	2006
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,450	3,450	3,450
Actual Production	3,082	2,985	3,107
Tubes - Seamless
Effective Capacity (annual)(1)	3,400	3,400	3,400
Actual Production	3,005	2,836	3,013
Tubes - Welded
Effective Capacity (annual) (1)	1,860	1,860	1,860
Actual Production (2)	999	909	316
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	548	499	326

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and considering the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	In 2006, includes production from the Villa Constitución facility for eleven months and from the former Maverick facilities for three months.

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

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	four finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding annual installed production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2008, and the year operations commenced, are as follows:

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

Canada. In Canada, we have a seamless steel pipe manufacturing facility located adjacent to the Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 250,000 tons. The plant was opened in 1986 and was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of the leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In 2007, we signed a 10-year contract with QIT, a Canadian producer of titanium dioxide and high purity iron, under which QIT supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices which vary in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina and Mexico for the remainder of our round steel bar requirements.

In addition, we own the Prudential welded steel pipe manufacturing facility based in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility, originally commissioned in 1966, includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons.

Moreover, as a result of the acquisition of Hydril, we added two threading facilities in Canada:

•	Nisku: a threading facility located in Alberta, dedicated to premium connections; and

•	Dartmouth: a threading facility in Nova Scotia, mainly used as a repair shop.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina and a seamless pipe plant in Venezuela. In addition, we have welded pipe manufacturing facilities in Argentina and Colombia.

Argentina. Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná river near the town of Campana, approximately 80 kilometers from the City of Buenos Aires, Argentina. The Campana plant was inaugurated in 1954. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe facility and has an effective annual production capacity of approximately 900,000 tons of seamless steel pipe (with an outside diameter range of 1 1/4 to 10 3/4 inches) and 1,300,000 tons of steel bars.

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

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 150 kilometers from Campana. The capacity of this power generation plant – 160 megawatts – together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2008, and the year operations commenced are as follows:

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

Venezuela. In Venezuela, we have a seamless steel pipe plant with an annual production capacity of approximately 80,000 tons, located in Ciudad Guayana in the eastern part of the country. The plant is situated on an area comprising 38 hectares within the Sidor iron and steel manufacturing complex on the banks of the Orinoco River. The plant includes a pilger mill and finishing line, including threading facilities, and produces seamless pipe products with an outside diameter range of 6 5/8 to 16 inches. The plant uses steel bars supplied by Sidor as its principal raw material. In July 2004, together with Sidor, we acquired an industrial facility, also in Ciudad Guayana, Venezuela, to produce HBI. For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Developments in Venezuela.”

Colombia. As part of the acquisition of Maverick in 2006, we acquired the TuboCaribe welded pipe manufacturing facility in Cartagena, Colombia on an area of 28 hectares. The total estimated annual production capacity is approximately 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 8 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vaccum degassing, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with three finishing lines including two heat treatments;

•	a rotary expander with a finishing line including a heat treatment; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2008, and the year operations commenced are as follows:

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

•

the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•

the Piombino facility, which covers an area of approximately 67 hectares and comprises, a hot dip galvanizing line and associated finishing facilities. Production is focused on finishing of small diameter seamless and welded pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 100,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces.

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

Romania. In July 2004 we acquired a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). In May 2005, we acquired a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and in February 2006 began to supply steel bars to the Silcotub facility as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

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

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment, upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see Item 4. “Information on the Company – Competition”.

In November 2006, we began operating a newly constructed facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril in 2007. In April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, which has an annual processing capacity of approximately 120,000 tons. For more information on the acquisition of SPIJ, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of Seamless Pipe Indonesia Jaya”.

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

The facility in Argentina is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and SAW rolling mills with one spiral line. The facility was originally opened in 1948 and processes steel coils and plate to produce welded steel pipes with an outside diameter range of 4 1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons.

Production Facilities - Others

We have facilities for the manufacture of sucker rods in the city of Villa Mercedes, San Luis, Argentina and in Moreira Cesar, São Paulo, Brazil. In Moreira Cesar, we also have facilities for the manufacture of industrial equipment. As part of the acquisition of Maverick in 2006, we integrated a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky, Cedar Springs, Georgia and Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual production capacity of approximately 240,000 tons.

Sales and Marketing

Net Sales

Our total net sales amounted to $12,132 million in 2008, compared to $10,042 million in 2007 and $7,728 million in 2006. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2008		2007		2006
Tubes	10,115.0	83%	8,552.6	85%	6,826.9	88%
Projects	1,270.9	10%	876.3	9%	453.5	6%
Others	745.9	6%	613.1	6%	447.3	6%

Total	12,131.8	100%	10,042.0	100%	7,727.7	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2008		2007		2006
Tubes
North America	4,519.2	45%	2,921.7	34%	1,993.0	29%
South America	1,353.7	13%	1,221.7	14%	960.3	14%
Europe	1,705.6	17%	1,661.4	19%	1,315.1	19%
Middle East and Africa	1,809.9	18%	2,057.6	24%	1,895.7	28%
Far East and Oceania	726.6	7%	690.2	8%	662.8	10%

Total Tubes	10,115.0	100%	8,552.6	100%	6,826.9	100%

North America

Sales to customers in North America accounted for 45% of our sales of tubular products and services in 2008, compared to 34% in 2007 and 29% in 2006.

We have significant sales in each of the United States, Canada and Mexico. Demand for our products increased throughout the region, particularly in the U.S. as we integrated our product and service offering in an expanding market, following the acquisitions of Maverick and Hydril in 2006 and 2007, respectively.

The use of welded OCTG products in less complex applications, such as in shallow onshore wells, has become well established in the U.S. and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local welded pipe producers. Welded pipe products are not, however, generally used in more complex applications.

Sales to our oil and gas customers in the U.S. and Canada are particularly sensitive to North American gas prices as the majority of drilling activity in these two countries is related to exploration and production of natural gas. These prices can be affected by issues such as available storage capacity and seasonal weather patterns. As compared to sales in other countries, our sales in the U.S. and Canada are more sensitive to the level of inventories held by distributors due to the role that distributors have traditionally played in the steel pipe markets of these two countries. However, in the last two years we have been able to establish long term alliances and programs with many of our customers in the U.S. and Canada, reducing our exposure to the level of inventories held by distributors.

Our sales in Canada are mainly directed to the oil and gas drilling and transportation sectors. Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain. During 2008, drilling activity increased as oil and gas producers reacted to a sharp increase in oil and gas prices in the first part of the year, which then fall in the second half.

In the past, our sales to oil and gas customers in the United States have been affected by antidumping duties which were applied since 1995 in respect of the import of OCTG products produced by our main seamless pipe manufacturing subsidiaries. In May, 2007, the U.S. International Trade Commission voted to revoke these antidumping duties. For further information, see Item 8.A. “Financial Information – U.S. Seamless Steel Pipe Antidumping and Countervailing Duty Proceedings”. Since the acquisitions of Maverick and Hydril and the revocation of the antidumping duties on our OCTG products, we have integrated a full range of products for our customers and our sales of OCTG products in the United States have been increasing. Sales of line pipe products for deepwater oil and gas applications were not affected by the antidumping restrictions that previously affected the import of some of our seamless line pipe products from Mexico and Argentina and which have also recently been removed. Our sales to the industrial sector were not affected by antidumping restrictions and are affected primarily by trends in industrial activity.

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

In 2006, following two years of strong growth, oil and gas exploration and development in Mexico declined as Pemex experienced budgetary constraints just as the costs of drilling rose sharply in response to a strong worldwide upturn in demand for oil and gas drilling services. Since 2007, there has been a recovery in drilling activity as Pemex has sought to compensate for declining oil production from Mexico’s principal field through the deployment of additional reserves.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 13% of our sales of tubular products and services in 2008, compared to 14% in 2007 and 14% in 2006.

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

A principal component of our marketing strategy in South American markets, including Argentina and Venezuela, is the establishment of long-term supply agreements with significant local and international oil and gas companies operating in those markets.

In the past several years, demand from oil and gas customers in Argentina remained steady, but growth in supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, demand decreased as drilling activity declined as returns to operators have become unfavorable.

We also serve the demand for steel pipes for other applications in the Argentine market. After a three year period of demand growth, in the middle of 2008 demand started to decline due to a decrease in industrial activity, particularly the one related to the agricultural sector.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In the past three years, drilling activity in Venezuela has remained stable. See Item 3.D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

We also have significant sales in Colombia and in other countries in the region such as Ecuador and Peru. These are sensitive to the international price of oil and gas and its impact on the drilling activity of participants in the local oil and gas sectors, as well as to general economic conditions and governmental actions and policies in these countries.

Europe

Sales to customers in Europe accounted for 17% of our sales of tubular products and services in 2008, compared to 19% in 2007 and 19% in 2006.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Our customers in Europe include large engineering companies active in designing and constructing oil and gas processing facilities worldwide. Sales to the mechanical and automotive industries were particularly affected during the second half of 2008, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions.

The European market also includes the North Sea and Scandinavia and other areas, such as Romania, where oil and gas drilling takes place. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 18% of our sales of tubular products and services in 2008, compared to 24% in 2007 and 28% in 2006.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past three years, drilling activity has increased significantly in this region as oil and gas producing countries in the region, led by Saudi Arabia, have been increasing investments in exploration and production with the objective of increasing oil production capacity and developing gas reserves to fuel regional gas-based industrial development and export gas in the form of liquefied natural gas, or LNG. In addition, international oil companies have been increasing investments in exploration and production in deepwater projects in offshore West Africa. More recently, demand in this region is being affected by the decline in oil and gas prices and the actions taken by OPEC members in the region to reduce production.

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

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 7% of our sales of tubular products and services in 2008, compared to 8% in 2007 and 10% in 2006.

Our largest markets in the Far East and Oceania have traditionally been China and Japan. Our sales in China are concentrated on OCTG products used in Chinese oil and gas drilling activities, tubes used in boilers for power generation facilities and tubes used for the manufacturing of gas cylinders. Although apparent consumption of pipes in China has increased significantly during the past three years, most of this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity. Imports of high-value pipe products not manufactured by local producers have declined in the past two years.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. After a three year period of relative stability, demand started to decline in the middle of 2008, due to the decrease in industrial activity and the high level of inventories in the local distributors’ network.

Sales to other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries such as Indonesia and engineering activity particularly related to investment in petrochemical plants and oil refineries. We expect the acquisition of a controlling interest in SPIJ to allow us to consolidate our position in the Indonesian and regional markets.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. In 2008, shipments of our pipes for pipeline projects increased as we made deliveries to a number of large pipeline infrastructure projects in Brazil, Argentina and Colombia.

Others

Our other products and services include sucker rods used in oil extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials and energy that exceed our internal requirements, including HBI from our facility in Venezuela and steam from our power generation plant in Argentina. For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Developments in Venezuela.”

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

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil and the

Middle East. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products. In 2008, Vallourec acquired three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. In addition, jointly with Sumitomo, Vallourec is constructing an integrated seamless pipe mill in Brazil which will be primarily dedicated to OCTG production. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market.

•

During the last three years, the tubes and pipes business in the U.S. and Canada has experienced a significant consolidation process. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008 Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the U.S. and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the U.S. U.S. pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•

Producers from the CIS and China compete primarily in the “commodity” sector of the market and have been increasing their participation in markets worldwide for standard products. In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry and has expanded through acquisitions into Eastern Europe and the U.S. Also in recent years, producers in China have increased production capacity substantially and have strongly increased their exports of steel pipe products, particularly to the U.S., E.U. and Canada. Some of these producers are upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•

ArcelorMittal has created a tubes division. In 2006, through the acquisition of Arcelor, Mittal acquired Dofasco’s tubular business, focused on the automotive segment in North America and in 2007 acquired a tubular business focused on automotive products from Vallourec. Previously, Mittal had acquired a tubular business in Romania. In 2008, ArcelorMittal acquired Unicon, a Venezuelan welded pipe producer focused on the oil and gas sector. ArcelorMittal also has announced projects to build a large diameter welded pipes plant in Nigeria and a seamless pipes mill in Saudi Arabia.

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

Capital Expenditure Program

During 2008, our capital expenditures, including investments at our plants and investments in information systems, amounted to $443.2 million, compared to $447.9 million in 2007, and $441.5 million in 2006. Investment at our plants amounted to $412.0 million in 2008, compared to $425.6 million in 2007 and $414.4 million in 2006. In 2008, we focused our investments on quality and R&D laboratories, health, safety and environmental projects and on training facilities for our corporate university, as well as on increasing the efficiency of certain production processes. The major highlights of our capital spending program during 2008 include:

•	construction of a new coupling shop to produce proprietary premium threades, revamping of finishing lines, piercing and rolling mill, at our Veracruz facility in Mexico;

•	completion of new state of the art quality and R&D laboratories at our Dalmine facility in Italy;

•	new automatic facilities for mechanical testing and finishing facilities plus revamping of fume exhaust system and electric arc furnace at our Dalmine facility in Italy;

•	construction of new hydraulic cylinders components facilities, fume exhaust system and continuous finishing line at the cold drawn plant at our facility in Zalau, Romania;

•	construction of new facilities for threads inspection and control plus new cutting saw facilities at our Campana facility in Argentina; and

•	completion of a corporate university campus at our Campana facility in Argentina.

Capital expenditures in 2009 are expected to be above the level reached in 2008, mainly due to the construction of a new small diameter rolling mill at our Veracruz facility in Mexico. Our investments will mainly aim at improving quality and process controls, enhancing plant’s safety, minimizing environmental impact, reducing costs and extending our product range. Major projects planned for 2009 include:

•	construction of the new small diameter rolling mill at our Veracruz facility in Mexico;

•	new scrap processing facilities at our steel shops in Mexico and Romania;

•	construction of a new quenching tank for the heat treatment facility, gas pipeline and finished products yard at our Veracruz facility in Mexico;

•	increase of product range and incorporation of new testing equipment at our Projects facility in Brazil; and

•	construction of new tubing line, finishing and quality facilities at our welded pipe facilities in the U.S.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $27.0 million in 2008, compared to $22.2 million in 2007, and $26.1 million in 2006.

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

To secure an additional source of DRI for our steelmaking operations, we have invested in facilities in Ciudad Guayana, Venezuela, which reduce locally-supplied iron ore into HBI using natural gas as a reductant. Since 1998, we have had an off-take commitment to purchase 75,000 tons per year of HBI from Complejo Siderúrgico de Guayana C.A., or Comsigua, which can be terminated with one year’s notice. We hold a 6.9% equity interest in Comsigua. More recently, in July 2004, jointly with Sidor, we formed Matesi, and acquired a Venezuelan iron reduction plant. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. The facility, located in Ciudad Guayana, Venezuela, has an annual design capacity in excess of one million tons. For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects—Recent Developments—Developments in Venezuela.”

International prices for steel scrap, pig iron and DRI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials increased steeply in the first half of 2008, but declined in the second half.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys decreased slightly in 2006, but increased in 2007 and 2008, in line with international prices for these materials.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina and Venezuela. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A under long term contracts with annual price adjustment based on international benchmarks. Iron ore for the production of DRI in Venezuela is supplied by CVG Ferrominera Orinoco C.A., the Venezuelan state-owned iron ore mining company, under a long-term supply contract which establishes annual price adjustments in accordance with international prices. For further information on the recent developments relating to our operations in Venezuela see Item 5.G. “Operating and Financial Review and Prospects—Recent Developments—Developments in Venezuela”. Our costs of iron ore have increased substantially over the past three years in line with international prices.

Round steel bars

We purchase round steel bars and ingots for use in our seamless steel pipe facilities in Japan, Venezuela and Canada. In Japan, we purchase these materials from JFE, our partner in NKKTubes, and in Venezuela, we purchase these materials from Sidor. In both cases, these purchases are made under supply arrangements pursuant to which the purchase price varies in relation to changes in the costs of production. As a result of their location within a larger production complex operated by the supplier, our operations in Japan and Venezuela are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin and Sidor uses domestic iron ore and domestic and imported ferroalloys as its principal raw materials. See Item 3.D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States. For our welded pipe operations in the United States and Canada, a significant part of our requirements for steel coils are supplied under long-term contracts with prices set at market levels. Our principal suppliers include Nucor, which has a steel coil manufacturing facilities in Hickman, Arkansas, near to our principal welded pipe facility in the U.S., and Ipsco, which has steel coil manufacturing facilities in Regina, Saskatchewan, Canada. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted quarterly in accordance with market conditions starting in January 2007. Due to the changes in market conditions and the lower levels of activity, we have negotiated a waiver for the commited quantities. Steel coil prices in the U.S. and Canada and elsewhere rose steeply in the first half of the year but fell even more sharply during the second half of the year. We purchase steel coils and plates for our welded pipe operations in Brazil and Argentina principally from Usiminas, ArcelorMittal and Siderar S.A.I.C., or Siderar, an Argentine integrated steel producer and a subsidiary of Ternium.

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

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. YPF S.A., or YPF, is our principal supplier of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. When the enlargement of the trunk pipelines in Argentina is completed, we expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expires in May 2009. In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our new power generation facility in Italy which began operations in May 2007. Our natural gas requirements in Italy are supplied by E.On. Natural gas for our HBI plant in Venezuela is supplied by the state-owned PDVSA Gas. For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects—Recent Developments—Developments in Venezuela.”

Our costs for electric energy and natural gas vary from country to country. These costs have increased over the past three years particularly for our Italian operations. We expect our energy costs in Argentina, which remain at relatively low levels, to continue to increase. The costs of natural gas for industrial use in Argentina increased significantly during the last three years driven by increased local demand and by governmental policies that subsidized residential consumption of natural gas at the expense of industrial users. During the last years, availability of natural gas has been impacted as demand continues to outpace supply. See Item 3. D. “Risk Factors related to our industry – Increases in the cost of raw materials, energy and other costs may hurt our profitability”.

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

We currently maintain, for all our pipe manufacturing facilities, the Quality Management System Certification ISO 9001:2008 granted by Lloyd Register Quality Assurance-Italy, and the API Q1 Quality Certification granted by API-U.S., which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. Our quality management system, based on the ISO 9001 and API Q1 specifications assures that products comply with customer requirements from the acquisition of raw material to the delivery of the final product, and are designed to ensure the reliability and improvement of both the product and the processes associated with the manufacturing operations.

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

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome and at the product testing facilities of NKKTubes in Japan. We have an 8% interest in CSM, which was acquired in 1997. In addition, in October 2008, we commissioned a new research facility at our Dalmine plant, in Italy. Product development and research currently being undertaken include:

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

We spent $77.3 million for R&D in 2008, compared to $61.7 million in 2007 and $46.9 million in 2006.

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

Insurance

We carry property damage, general liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $100 million. Our current property insurance program has indemnification caps up to $150 million for direct damage, depending on the value of the different plants. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2008, 2007 and 2006.

			Percentage Ownership
Company	Country of Organization	Main Activity	2008	2007	2006
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	40%	39%	39%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	—
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	99%	99%
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tavsa, Tubos de Acero de Venezuela S.A.	Venezuela	Manufacture of seamless steel pipes	70%	70%	70%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina and Mexico. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium was listed on the New York Stock Exchange on February 1, 2006, following an initial public offering of ADSs. As of May 31, 2009, we held 11.5% of its outstanding shares.

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor for an interest in Ternium.

The Company is a party to a shareholders’ agreement with I.I.I. CI, a wholly owned subsidiary of San Faustin, pursuant to which I.I.I. CI will take all actions in its power to cause one of the members of Ternium’s board of directors to be one nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and I.I.I. CI also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or I.I.I. CI, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or I.I.I. CI pursuant to its terms. Carlos Condorelli, our former chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

Exiros

Exiros, with a presence in the United States, Argentina, Brazil, Canada, Italy, Mexico and Romania, provides the Company’s subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. Until October 2006, Exiros was a wholly-owned subsidiary of Tenaris. In October 2006, Ternium acquired a 50% interest in Exiros, while we retained the remaining 50%. Exiros’s objectives are to procure better purchase conditions and prices as a result of the combined demand of products and services by both companies’ demand, as well as to secure joint control over the purchase process.

D. Property Plants and Equipment

For a description of our property, plants and equipment please see Item 4. B. “Business Overview – Production Process and Facilities” and “Capital Expenditure Program”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the European Union. IFRS differ in certain significant respects from U.S. GAAP.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in Item 3.D. “Key Information – Risk Factors”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing facilities. In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last three years, we have transformed our presence in the North American market and significantly expanded the range of products we can offer our customers through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the United States, Canada and Colombia, and Hydril, a leading North American manufacturer of premium connection products for the oil and gas industry. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

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

In the three year period prior to 2008, persistently high oil and gas prices encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. Global oil prices continued to rise strongly in the first half of 2008, peaking in July in excess of $140 per barrel before falling abruptly to end the year at around $40 per barrel, reflecting expectations of a significant reduction in demand in the current recessionary environment. Recently, oil prices have recovered partially to their current levels of around $70 per barrel. Drilling activity has risen in 2008; the annual average of the global count of active drilling rigs, published by Baker Hughes Inc., rose 7% in 2008 compared to 2007. The corresponding rig count in the U.S., which is more sensitive to North American gas prices, increased 6% in 2008 compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 and has subsequently fallen to 1,039 at the end of March, 2009. In Canada, the corresponding rig count, which is also sensitive to North American gas prices and where oil and gas drilling activity is affected by seasonal factors, increased 11% in 2008 compared to 2007.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions would be expected to demand new and high value products and services in most areas of the world.

We estimate that apparent demand for OCTG rose in 2008 compared to 2007. However, global business and market conditions changed markedly during 2008 as the financial crisis intensified in September and spread rapidly to other sectors all over the world. It has become increasingly clear that the impact on the real economy is likely to be severe and long-lasting. We expect that apparent demand for OCTG will suffer a strong downward adjustment in 2009, reflecting an expected decline in oil and gas drilling activity and efforts to reduce inventories, particularly in North America where an unprecedented level of Chinese imports fueled a strong surge in inventories of OCTG during 2008. Demand for premium and other high-end OCTG products should hold up better than for standard product grades as oil and gas companies maintain their investments in complex projects already underway.

Similarly, demand for our large-diameter pipes for pipeline projects in South America rose during 2008 as we made deliveries to a number of pipeline projects in Brazil, Argentina and Colombia. However, we expect sales to decline in 2009 as the current order backlog is lower than last year and customers delay the implementation of new projects.

For more information, see Item 5.D. “Operating and Financial Review and Prospects – Trend Information”.

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

In recent years, the costs of steelmaking raw materials have increased significantly due to increased global demand for steel products in general. Likewise, the cost of purchasing steel coils and plate has also increased. Such costs rose steeply in the first half of 2008, but fell even more steeply during the second half of the year as the recessionary environment had an almost immediate impact on global steelmaking activity. Pipe prices, which had risen during 2008, and offset cost increases are expected to decline in 2009, reflecting the decline in demand and in raw material and energy costs.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS, as issued by the IASB and adopted by the European Union. IFRS differ in certain significant respects from U.S. GAAP.

The preparation of these financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that our estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

To account for our business combinations we use the purchase method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets and liabilities acquired requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. Any excess of purchase price over the fair value of the identifiable tangible and intangible assets acquired is allocated to goodwill.

Impairment and recoverability of goodwill and other assets

Assessment of the recoverability of the carrying value of goodwill and other assets requires significant judgement. Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, we estimate the recoverable amount based on the value in use of the corresponding cash generating units, or CGU. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflects specific country and currency risks.

In certain circumstances, the fair value less cost to sell is estimated if value in use is lower than the carrying value. For the purpose of calculating the fair value less cost to sell, we mainly use the estimated future cash flows a market participant could generate from the CGU, discounted at a post-tax rate.

The present value of future cash flows involves highly sensitive estimates and assumptions, specific to the nature of CGU’s activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand for Tenaris’s products and services.

For December 2008 impairment tests, Tenaris used five year cash flow projections with a terminal value based on perpetuity.

In 2008, as a consequence of changes in market conditions, we recorded an impairment charge for $502.9 million, of which $394.3 million correspond to intangible assets originated from the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation ranged from 11% to 14 % per annum (and for the cash flows beyond the fifth year) an inflation and growth rate of 2% was considered.

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

Reassessment of Plant and Equipment Asset Useful Lives

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s reassessment of asset useful lives did not materially affect depreciation expense for 2008. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information – Accounting Principles – Tenaris” and accounting policies (“AP”) “A. Basis of presentation” and “B. Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2008	2007	2006
Selected consolidated income statement data
Continuing Operations
Net sales	12,131,836	10,042,008	7,727,745
Cost of sales	(6,799,189)	(5,515,767)	(3,884,226)

Gross profit	5,332,647	4,526,241	3,843,519
Selling, general and administrative expenses	(1,819,011)	(1,573,949)	(1,054,806)
Other operating income (expenses), net	(485,772)	4,933	3,773

Operating income	3,027,864	2,957,225	2,792,486
Interest income	48,873	93,392	60,798
Interest expense	(185,836)	(275,648)	(92,576)
Other financial results	(104,272)	(22,754)	26,826

Income before equity in earnings of associated companies and income tax	2,786,629	2,752,215	2,787,534
Equity in earnings of associated companies	89,556	113,276	94,667

Income before income tax	2,876,185	2,865,491	2,882,201
Income tax	(1,011,675)	(823,924)	(869,977)

Income for continuing operations (1)	1,864,510	2,041,567	2,012,224
Discontinued Operations
Income (loss) for discontinued operations	411,110	34,492	47,180

Income for the year (1)	2,275,620	2,076,059	2,059,404
Income attributable to (1):
Equity holders of the Company	2,124,802	1,923,748	1,945,314
Minority interest	150,818	152,311	114,090

Income for the year(1)	2,275,620	2,076,059	2,059,404

Depreciation and amortization	(532,934)	(514,820)	(255,004)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.45	1.60	1.61
Basic and diluted earnings per share	1.80	1.63	1.65
Dividends per share(2)	0.43	0.38	0.30

(1)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2008	2007
Selected consolidated balance sheet data
Current assets	7,252,417	(1) 6,514,043
Property, plant and equipment, net	2,982,871	3,269,007
Other non-current assets	4,865,424	5,461,537

Total assets	15,100,712	15,244,587

Current liabilities	3,790,017	(1)3,328,066
Non-current borrowings	1,241,048	2,869,466
Deferred tax liabilities	1,053,838	1,233,836
Other non-current liabilities	313,922	283,369

Total liabilities	6,398,825	7,714,737
Capital and reserves attributable to the Company’s equity holders	8,176,571	7,006,277
Minority interest	525,316	523,573

Total liabilities and equity	15,100,712	15,244,587

Number of shares outstanding	1,180,536,830	1,180,536,830

(1)	In 2007, current assets include current and non current assets held for sale ($651.2 million), related to the divestment of Hydril’s pressure control business and current liabilities include liabilities associated with such assets ($267.0 million).

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2008	2007	2006
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(56.0)	(54.9)	(50.3)

Gross profit	44.0	45.1	49.7
Selling, general and administrative expenses	(15.0)	(15.7)	(13.6)
Other operating income (expenses), net	(4.0)	0.0	0.0

Operating income	25.0	29.4	36.1
Interest income	0.4	0.9	0.8
Interest expense	(1.5)	(2.7)	(1.2)
Other financial results	(0.9)	(0.2)	0.3

Income before equity in earnings of associated companies and income tax	23.0	27.4	36.1
Equity in earnings of associated companies	0.7	1.1	1.2

Income before income tax	23.7	28.5	37.3
Income tax	(8.3)	(8.2)	(11.3)

Income for continuing operations	15.4	20.3	26.0

Discontinued Operations
Income (loss) for discontinued operations	3.4	0.3	0.6

Income for the year	18.8	20.7	26.6

Income attributable to:
Equity holders of the Company	17.5	19.2	25.2
Minority interest	1.2	1.5	1.5

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2008		2007
Tubes	10,115.0	83%	8,552.6	85%	18%
Projects	1,270.9	10%	876.3	9%	45%
Others	745.9	6%	613.1	6%	22%

Total	12,131.8	100%	10,042.0	100%	21%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Tubes – Seamless	2,861	2,870	(0)%
Tubes – Welded	1,057	965	10%

Tubes – Total	3,918	3,835	2%
Projects – Welded	591	474	25%

Total – Tubes + Projects	4,509	4,309	5%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales
- North America	4,519.2	2,921.7	55%
- South America	1,353.7	1,221.7	11%
- Europe	1,705.6	1,661.4	3%
- Middle East & Africa	1,809.9	2,057.6	(12)%
- Far East & Oceania	726.6	690.2	5%

Total net sales	10,115.0	8,552.6	18%
Cost of sales (% of sales)	53%	52%
Operating income	2,822.1	2,713.9	4%
Operating income (% of sales)	28%	32%

Net sales of tubular products and services rose 18% to $10,115.0 million in 2008, compared to $8,552.6 million in 2007, due to higher average selling prices (average selling price for tubular products increased 16%) and higher volumes of welded pipe sales (volume of the welded tubes increased 10%). In North America, demand for our products increased throughout the region, particularly for our OCTG products as we consolidated our integrated product and service offering following the acquisition of Hydril in May 2007 in an expanding market. In South America, sales increased due primarily to higher OCTG demand in Venezuela and Ecuador. In Europe, sales increased, as higher average selling prices offset a decrease in volumes due to lower industrial activity and an increase in imports of Chinese pipes. In the Middle East and Africa, sales were affected by inventory adjustments and lower sales of API OCTG products. In the Far East and Oceania, sales increased as higher average selling prices more than offset a decrease in volumes.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 52% to 53%, reflecting a steep increase in raw material costs for our seamless pipe products and steel costs for our welded pipe products in the first half of the year, which then decreased during the second half of the year.

Operating income from tubular products and services, which included $368.5 million in impairment charges, rose 4% to $2,822.1 million in 2008, from $2,713.9 million in 2007 as higher sales more than offset a lower margin resulting from the impairment charges. These impairment charges reflect the impact on the value of the intangible assets coming from our Maverick acquisition due to changes in our operating environment in North America, particularly in respect of the outlook for natural gas drilling in the region over the next two years.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales	1,270.9	876.3	45%
Cost of sales (% of sales)	70%	71%
Operating income	249.0	184.8	35%
Operating income (% of sales)	20%	21%

Net sales of pipes for pipeline projects rose 45% to $1,270.9 million in 2008, compared to $876.3 million in 2007, reflecting strong shipments to gas and other pipeline projects in Brazil, Argentina and Colombia and higher average selling prices (projects average selling price of pipes for pipeline projects increased 16%).

Operating income from pipes for pipeline projects rose 35% to $249.0 million in 2008, from $184.8 million in 2007, due to the increase in net sales and a relatively stable operating margin.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales	745.9	613.1	22%
Cost of sales (% of sales)	73%	76%
Operating income	(43.3)	58.5	(174)%
Operating income (% of sales)	(6)%	10%

Net sales of other products and services rose 22% to $745.9 million in 2008, compared to $613.1 million in 2007, reflecting higher sales of electric conduits, sucker rods, industrial equipment and excess raw materials.

Operating income from other products and services, for the year 2008 were affected by impairment charges of $134.4 million on our assets in this segment. The downturn in the North American economy negatively affected the value of the intangible assets coming from the acquisition of Maverick associated with the welded steel pipes for electric conduits business. In the same way, we also registered impairment charges associated with our raw materials producing business (HBI), which has suffered from the steep decline in the prices of raw materials which occurred in the second half of the year.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 15.0% in 2008 compared to 15.7% in 2007, but increased in absolute terms to $1,819.0 million compared to $1,573.9 million in 2007. SG&A increased in absolute terms due to higher commissions, freight and other selling expenses, higher labor costs and higher taxes and services and fees. These increases were related primarily to higher activity in terms of net sales.

Other operating income and expenses resulted in net expenses of $485.8 million in 2008, compared to net income of $4.9 million in 2007. As previously explained, in 2008 we recorded impairment charges amounting to $502.9 million. These charges reflect changes in our operating environment, particularly in respect of the outlook for natural gas drilling in North America expected over the next two years.

Net interest expenses totalled $137.0 million in 2008, compared to net interest expenses of $182.3 million in 2007, reflecting a lower net debt position and lower interest rates.

Other financial results generated a loss of $104.3 million in 2008, compared to a loss of $22.8 million during 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Mexican peso, the Euro, the Brazilian real and the Yen against the U.S. dollar.

Equity in earnings of associated companies generated a gain of $89.6 million in 2008, compared to a gain of $113.3 million in 2007. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of $18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of $1,011.7 million were recorded during 2008. Excluding the effect of impairment losses during the year amounting to $502.9 million, the tax rate was equivalent to 31% of income before equity in earnings of associated companies and income tax. In 2007, we recorded income tax charges amounting to $823.9 million, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to $411.1 million in 2008, compared to $34.5 million in 2007. The 2008 income included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to $394.3 million.

Net income rose to $2,275.6 million in 2008, compared to $2,076.1 million in 2007, reflecting a 2% increase in the operating income after impairment charges and the result of the sale of Hydril’s pressure control business.

Income attributable to equity holders was $2,124.8 million, or $1.80 per share ($3.60 per ADS), in 2008, compared to $1,923.7 million, or $1.63 per share ($3.26 per ADS) in 2007.

Income attributable to minority interest was $150.8 million in 2008, compared to $152.3 million in 2007 as higher results at Confab were offset by lower results at NKKTubes and losses at other subsidiaries.

Fiscal Year Ended December 31, 2007, Compared to Fiscal Year Ended December 31, 2006

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2007		2006
Tubes	8,552.6	85%	6,826.9	88%	25%
Projects	876.3	9%	453.5	6%	93%
Others	613.1	6%	447.3	6%	37%

Total	10,042.0	100%	7,727.7	100%	30%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2007	2006
Tubes – Seamless	2,870	2,919	(2)%
Tubes – Welded	965	297	225%

Tubes – Total	3,835	3,216	19%
Projects – Welded	474	281	69%

Total – Tubes + Projects	4,309	3,497	23%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2007	2006
Net sales
- North America	2,921.7	1,993.0	47%
- South America	1,221.7	960.3	27%
- Europe	1,661.4	1,315.1	26%
- Middle East & Africa	2,057.6	1,895.7	9%
- Far East & Oceania	690.2	662.8	4%

Total net sales	8,552.6	6,826.9	25%
Cost of sales (% of sales)	52%	47%
Operating income	2,713.9	2,670.5	2%
Operating income (% of sales)	32%	39%

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

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2007	2006
Net sales	876.3	453.5	93%
Cost of sales (% of sales)	71%	72%
Operating income	184.8	56.3	228%
Operating income (% of sales)	21%	12%

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

Operating income from pipes for pipeline projects rose 228% to $184.8 million in 2007, from $56.3 million in 2006, due to the increase in net sales and an increase in the operating margin reflecting a higher proportion of sales in Brazil where sales from our Brazilian mill have low logistics costs. Operating income in this segment in 2007 included other operating income of $16.4 million from the sale of surplus office space.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2007	2006
Net sales	613.1	447.3	37%
Cost of sales (% of sales)	76%	72%
Operating income	58.5	65.6	(11)%
Operating income (% of sales)	10%	15%

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

Other operating income and expenses resulted in net income of $4.9 million in 2007, compared to net income of $3.8 million in 2006. The 2007 result included income of $16.4 million from the sale of surplus office space in Brazil and an expense of $10.3 million relating to the settlement of redemptions on Maverick’s 2005 Notes.

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

Income from discontinued operations amounted to $34.5 million, compared to $47.2 million in 2006. The 2007 income corresponds to the Hydril pressure control business, which was classified as a discontinued operation following the conclusion of an agreement to sell that business on January 28, 2008. The 2006 income corresponds to our former Dalmine Energie energy supply subsidiary, in which we sold a majority participation in December 2006.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars

	For the year ended December 31,
	2008	2007	2006
Net cash provided by operating activities	1,465.0	2,020.6	1,810.9
Net cash provided by (used in) investing activities	722.4	(2,287.1)	(2,822.0)
Net cash (used in) provided by financing activities	(1,570.4)	(196.7)	1,700.7

Increase (Decrease) in cash and cash equivalents	617.0	(463.2)	689.5
Effect of exchange rate changes	(46.3)	52.5	(5.1)
Cash and cash equivalents at the beginning of year	954.3	1,365.0	680.6

Cash and cash equivalents at the end of year	1,525.0	954.3	1,365.0

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2008, we have counted on cash flows from operations as well as additional bank financing to fund our transactions. Short-term bank borrowings were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. Net financial debt (total financial debt less cash and cash equivalents and other current investments) as of December 31, 2008 amounted to $1,392.4 million. We also believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consist mainly of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

We hold primarily money market investments and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars. As of December 31, 2008, U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets, while Euro denominated liquid assets represented around 19%. Liquid financial assets as a whole (excluding current investments) were 10.2% of total assets compared to 6.3% at the end of 2007.

Cash and cash equivalents (excluding bank overdraft) increased from $962.5 million at December 31, 2007, to $1,538.8 million at December 31, 2008. In addition, we had other current investments which amounted to $45.9 million as of December 31, 2008 and to $87.5 million as of December 31, 2007.

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Operating activities

Net cash provided by operations during 2008 decreased to $1,465.0 million compared to $2,020.6 million in 2007, primarily reflecting an increase in working capital which more than offset the increase in operating income, excluding non-cash impairment charges, to $3,530.8 million in 2008, from $2,957.2 million in 2007. Working capital increased by $1,051.6 million in 2008, compared to a $110.4 million increase in 2007. The increase in working capital comprised mainly:

•	an increase in inventories of $492.5 million, reflecting primarily an increase in business activity and input costs;

•	an increase in trade receivables of $374.5 million, mainly due to higher sales; and

•	a decrease in customer advances and other liabilities of $174.0 million, and $71.6 million respectively, partially offset by an increase in trade payables of $48.9 million.

Investing activities

Net cash provided by investing activities in 2008 was $722.4 million, compared to net cash used in investing activities amounting to $2,287 million in 2007. The main differences were as follows:

•	in 2008, we received the proceeds from the sale of Hydril’s pressure control business, amounting to approximately $1.1 billion;

•	in 2007, we spent approximately $2.0 billion to acquire Hydril;

•

capital expenditures for 2008 amounted to $443.2 million, a similar amount to the $447.9 million spent in 2007. For more information on our capital expenditures, see Item 4.B. Business Overview – “Capital Expenditure Program”; and

•	in 2008, we reduced our investments in short-term securities as a result of dispositions in an aggregate amount of $41.7 million, compared to dispositions of $96.1 million in 2007.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $1,570.4 million in 2008, compared to net cash used in financing activities in 2007 of $196.7 million.

Dividends paid, including dividends paid to minority interests in subsidiaries, amounted to $535.8 million in 2008, of which $295 million were paid to equity holders in respect of the 2007 fiscal year and $153 million were paid to equity holders in November 2008, as an interim dividend in respect of the dividend for the 2008 fiscal year. This compares to $567.9 million paid in 2007, of which $354 million were paid in respect of the 2006 fiscal year and $153 million were paid to equity holders in November 2007, as an interim dividend for the 2007 fiscal year.

Net repayments of borrowings (proceeds less repayments) totaled $1,034.6 million in 2008, compared to net proceeds from borrowings of $371.2 million in 2007.

Our total liabilities to total assets ratio decreased to 0.42:1 as of December 31, 2008, compared to 0.51:1 as of December 31, 2007.

Fiscal Year Ended December 31, 2007, Compared to Fiscal Year Ended December 31, 2006

Operating activities

Net cash provided by operations during 2007 rose to $2,020.6 million compared to $1,810.9 million in 2006 primarily reflecting an increase in operating income to $2,957.2 million in 2007 from $2,792.5 million in 2006. Working capital increased by $110.4 million in 2007 compared to a $469.5 million increase in 2006. The increase in working capital comprised mainly:

•	an increase in inventories of $252.8 million, reflecting primarily an increase in business activity and input costs;

•	an increase in trade receivables of $115.8 million, mainly due to higher sales; partially offset by

•	an increase in customer advances and other liabilities of $113.5 million, and $127.4 million respectively.

Investing activities

Net cash used in investing activities in 2007 was $2,287.1 million, compared to $2,822.0 million in 2006. The main differences were as follows:

•	in 2007, we spent approximately $2.0 billion to acquire Hydril, while in 2006 we spent approximately $2.4 billion in acquisitions, mainly related to the acquisition of Maverick;

•	capital expenditures for 2007 amounted $447.9 million, a similar amount to the $441.5 million spent in 2006; and

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

Principal Sources of Funding

Financial liabilities

Total financial debt decreased by $1,043.2 million to $2,977.0 million at December 31, 2008 from $4,020.2 million at December 31, 2007.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2008 U.S. dollar-denominated financial debt and Euro-denominated financial debt represented 81.7% and 12.7%, respectively, of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2008 and 2007:

Thousands of U.S. dollars	2008	2007
Bank borrowings	2,820,398	3,953,696
Bank overdrafts	13,747	8,194
Other loans	141,938	56,592
Finance lease liabilities	932	1,763

Total borrowings	2,977,015	4,020,245

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007. The changes in interest rate are basically due to changes in floating interest rate.

	2008	2007
Bank borrowings	5.23%	5.80%
Other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2008	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Financial lease	368	165	160	160	79	—	932
Other borrowings	1,735,599	527,379	511,125	135,615	50,064	16,301	2,976,083

Total borrowings	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

Estimated interest to be accrued	98,668	24,163	16,329	5,896	1,920	2,030	149,006

Total borrowings plus estimated interest to be accrued	1,834,635	551,707	527,614	141,671	52,063	18,331	3,126,021

Our current debt to total debt ratio increased from 0.29:1 as of December 31, 2007 to 0.58:1 as of December 31 2008.

For information on our derivative financial instruments, please see Item 11 – “Quantitative and Qualitative Disclosure about Market Risk” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

Significant Borrowings

Our most significant borrowings as of December 31, 2008 are as follows:

Millions of U.S. dollars Date	Borrower	Type	Original Principal amount	Outstanding Principal amount as of December 31, 2008	Maturity
March 2005	Tamsa	Syndicated loan	300.0	180.0	March 2010
October 2006	Maverick	Syndicated loan	750.0	452.3	October 2011
October 2006	Tamsa	Syndicated loan	700.0	466.7	October 2011
October 2006	Siderca	Syndicated loan	480.5	288.3	October 2009
October 2006	Dalmine	Syndicated loan	150.0	100.0	October 2011
April 2007	Tenaris	Syndicated loan	1,700.0	250.0	May 2012*
April 2007	Hydril	Syndicated loan	300.0	233.0	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

*	In May 2009, the Company chose to extend the maturity until May 2012.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Tamsa’s, Maverick’s, Siderca’s, Dalmine’s and Hydril’s syndicated loan agreements, leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement, and leverage ratio and net debt to equity ratio in Dalmine’s bilateral loan agreement). In addition, except for the Company’s syndicated loan agreement, these syndicated loans have certain restrictions on capital expenditures. As of December 31, 2008, Tenaris was in compliance with all of its covenants.

Tenaris’s consolidated debt includes $57 million of Dalmine’s debt and $11 million of Confab’s debt secured by certain properties of these subsidiaries.

For further information on our borrowings, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4. “Information on the Company – Research and Development”.

D.	Trend Information

Principal Factors Affecting Oil and Gas Prices and Demand for Steel Pipes from the Global Oil and Gas Industry.

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

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Nigeria, Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices. For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects—Recent Developments—Developments in Venezuela.”

In the three year period prior to 2008, and in the first half of 2008, international oil prices rose strongly, until peaking in July 2008, in excess of $140 per barrel, before falling abruptly in the second half of 2008 to end the year at around $40 per barrel, reflecting expectations of a significant reduction in demand in the current recessionary environment (according to data available on Bloomberg LP, the WTI Midland Crude Oil spot price averaged $100 per barrel in 2008, $72 per barrel in 2007 and $66 per barrel in 2006). Subsequently, they have recovered partially to their current levels of around $70 per barrel. North American natural gas prices, however, have been affected by higher than average winter temperatures in the main consuming regions. In 2006, gas prices declined, following a lower than usual gas storage winter drawdown due to mild winter conditions in the north-eastern states of the U.S., with the Henry Hub spot price reaching a low of $3.7 per million BTU in September before recovering partially. During 2007, North American gas prices traded within a range of $5 to $9 per million BTU and averaged $7 per million BTU during the year. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to their current levels below $4 per million BTU, as increased investments in U.S. gas production resulted in significantly higer production levels at a time when demand began to be affected by lower industrial production.

Global business and market conditions changed markedly during 2008 as the financial crisis, which had started towards the end of 2007, intensified in September 2008 and spread rapidly to other sectors all over the world. As a result, global oil demand decreased for the first time in the last 25 years. However, drilling activity rose worldwide until the last quarter of 2008, when it started to fall. In 2008, the annual average of the global count of active drilling rigs, published by Baker Hughes Inc., rose 7% compared to 2007. The corresponding global rig count during the first quarter of 2009 was 2680, 20% less than the 2008 annual average and 19% less than the first quarter 2008 average.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide excluding the United States and Canada and excluding Iran and Sudan as well as onshore China and Russia) and worldwide, as published by Baker Hughes Inc., for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2008	2007	2006	2005	2004
International	1,079	1,005	925	850	781
Canada	379	343	470	458	369
United States	1,878	1,768	1,648	1,380	1,190

Worldwide	3,336	3,116	3,043	2,688	2,340

Percentage increase (decrease) over the previous year

	2008	2007	2006	2005
International	7.3%	8.6%	8.8%	8.8%
Canada	10.5%	(26.8)%	2.6%	24.1%
United States	6.2%	7.2%	19.4%	16.0%

Worldwide	7.0%	2.4%	13.2%	14.9%

We estimate that global apparent demand for OCTG rose in 2008 compared to 2007. This increase includes a substantial surge in inventories in the United States fueled by surging imports of Chinese standard and non heat-treated products. We expect that apparent demand for OCTG will suffer a strong adjustment in 2009, reflecting an expected decline in oil and gas drilling activity and efforts to reduce inventories. We expect that demand for premium and other high-end OCTG products should hold up better than for standard product grades as oil and gas companies maintain their investments in complex projects already underway.

Demand for our large-diameter pipes for pipeline projects in South America rose during 2008 as we made deliveries to a number of pipeline projects in Brazil, Argentina and Colombia. However, we expect sales to decline in 2009 as the current order backlog is lower than last year and customers delay the implementation of new projects.

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

The following table summarizes our contractual obligations at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	Payments Due by Period as of December 31, 2008
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings	2,976.1	1,735.6	1,038.5	185.7	16.3
Finance Lease Obligations	0.9	0.4	0.3	0.2	—

Total Borrowings	2,977.0	1,736.0	1,038.8	185.9	16.3
Interest to be accrued(1)	149.0	98.7	40.5	7.8	2.0
Purchase Commitments	1,360.7	421.1	720.9	74.5	144.2

Total Contractual Obligations and Commitments	4,486.7	2,255.8	1,800.2	268.2	162.5

(1)	Interest to be accrued approximates estimated interest payments

The majority of our purchase commitments as of December 31, 2008, consist of obligations to purchase steel for the production of welded pipes in North America.

G.	Recent Developments

Acquisition of Seamless Pipe Indonesia Jaya

In April 2009, we acquired from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $72.5 million, with $24.9 million payable as consideration for SPIJ’s equity and $47.6 million payable as consideration for the assignment of certain sellers’ loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with us for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

Developments in Venezuela

Sidor Nationalization Process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, will be paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries Tavsa and, Matesi, and Comsigua, in which the Company has a minority interest. On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela, or MIBAM, issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM rejecting the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID. The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Annual General Meeting of Shareholders

On June 3, 2009, the Annual General Meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2008, as well as the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million. The amount approved includes the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance of the annual dividend amounting to $0.30 per share ($0.60 per ADS), or approximately $354 million, was paid on June 25, 2009, with an ex-dividend date of June 22, 2009.

In addition, the Annual General Meeting of shareholders re-elected the then current members of the board of directors to serve until the next annual shareholders meeting (to be held in June 2010); and re-appointed PricewaterhouseCoopers as Tenaris’s independent auditors for the 2009 fiscal year.

The Annual General Meeting of shareholders also resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary. Please see Item 16.E “Purchase of Equity Securities by the Issuer and Affiliated Purchases” for more information on the authorization granted by the annual general meeting of shareholders to acquire shares of the Company, including shares represented by ADSs.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA. The audit committee of the Company’s board of directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however if the Company’s shares are listed on a stock exchange, the minimum number of directors must be five. The board of directors meets at least four times per year, or as often as required by the interests of the Company. A majority of the members of the board of directors constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. Pursuant to our articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors.

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

Our current board of directors is composed of ten directors, three of which are independent directors. Our directors were re-elected at the annual ordinary general shareholder’s meeting on June 3, 2009. The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2008
Roberto Bonatti(1)	Director	President of San Faustin	6	59
Carlos Condorelli	Director	Director of Tenaris and Ternium	2	57
Carlos Franck	Director	President of Santa María	6	58
Roberto Monti	Director	Non-executive chairman of Trefoil Limited and member of the board of directors of Petrobras Energia, and of John Wood Group PLC	4	69
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	6	60
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	7	56
Jaime Serra Puche	Director	Chairman of SAI Consultores	6	57
Alberto Valsecchi	Director	Director of Tenaris	1	64
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and member of the executive committee of Asociación Empresaria Argentina	6	66
Guillermo Vogel	Director	Vice chairman of Tamsa	6	58

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium, Siderca and Siderar S.A.I.C., or Siderar. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., III Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia and of John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani, and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vice-chairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the executive committee of the Asociación Empresaria Argentina, and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of the Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council and the North American Competitiveness Council. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

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

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next shareholders’ meeting following any such transaction.

The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable if, notwithstanding his presence at the board meeting at which a resolution was adopted or notwithstanding his opposition to that resolution, he advised the board of directors of his knowledge thereto and caused a record of his statement to be included in the minutes of the meeting. The director must report his opposition at the next shareholders’ meeting before any other resolution is voted on.

The Company may initiate actions against directors for damages with the approval of shareholders by a vote of more than 50% of votes cast and without the presence of a quorum. Actions against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Following a recommendation from our audit committee, auditors are appointed by the general shareholders’ meeting through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.á.r.l., Réviseur d’entreprises and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) were appointed as the Company’s independent auditors for the fiscal year ending December 31, 2008, at the ordinary general shareholders’ meeting held on June 4, 2008, and were re-appointed for the fiscal year 2009, at the ordinary general shareholders’ meeting held on June 3, 2009.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2008
Paolo Rocca	Chairman and Chief Executive Officer	56
Ricardo Soler	Chief Financial Officer	57
Carlos San Martín	Technology Director	65
Alejandro Lammertyn	Commercial Director	43
Renato Catallini	Supply Chain Director	42
Marco Radnic	Human Resources Director	59
Marcelo Ramos	Quality Director	45
Sergio Tosato	Industrial Coordination Director	59
Germán Curá	North American Area Manager	46
Sergio de la Maza	Central American Area Manager	52
Guillermo Noriega	South American Area Manager	58
Vincenzo Crapanzano	European Area Manager	56
Carlos Pappier	Planning Director	47
Claudio Leali	Managing Director, Japanese Operations	58

Paolo Rocca. Mr. Rocca is chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vice-chairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler. Mr Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

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

Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Guillermo Noriega. Mr. Noriega currently serves as our South American area manager and also serves as managing director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000. Mr. Noriega is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as managing director of Dalmine. Previously he served as our Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A. and of Federacciai. He assumed his current position in January 2004. Mr. Crapanzano is an Italian citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for such position a fee of $70 thousand. The chairman of the audit committee received as additional compensation a fee of $60 thousand while the other members of the audit committee received an additional fee of $50 thousand. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate compensation earned by directors and executive officers during 2008 amounted to $22.9 million.

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

The total value of the units granted under the program, based on the number of units and the book value per share as of December 31, 2008, was $16.8 million. As of December 31, 2008, we have recorded a total liability of $10.4 million, based on actuarial calculations provided by independent advisors.

C.	Board Practices

See “– Directors, Senior Management and Employees – Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

The Company’s board of directors has an audit committee consisting of three members. On June 3, 2009, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association and the audit committee charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, the Company’s system of internal controls and the independence and performance of the Company’s internal and independent auditors (see Item 16.C for additional information about the audit committee’s procedures with respect to our independent auditors).

In addition, the audit committee is required to review “material” transactions to be entered into by the Company or its subsidiaries with “related parties,” as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•

any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•

any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

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

In addition, the audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

The audit committee also performs other duties entrusted to it by the Company’s board of directors.

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2008
Argentina	6,723
Mexico	3,519
United States	3,235
Italy	2,972
Brazil	2,275
Canada	1,304
Romania	1,278
Japan	695
Other Countries	1,872

Total employees	23,873

At December 31, 2007 and December 31, 2006 the number of persons employed by Tenaris was 23,372 and 21,751 respectively. The number of our employees remained relatively flat during 2008.

Approximately 50% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

E.	Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and executive officers as of March 31, 2009 was 1,990,839 which represents 0.2% of our outstanding shares.

The following table provides information regarding share ownership by our directors and executive officers:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,915,446
Carlos Condorelli	67,211
Ricardo Soler	8,182

Total	1,990,839

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of the Company’s ordinary shares, as of March 31, 2009, by (1) the Company’s principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) non-affiliated public shareholders, and (3) the Company’s directors and executive officers as a group.

Identity of Person or Group	Number	Percent
San Faustin(1)	717,440,187	60.8%
Capital World Investors(2)	64,633,440	5.5%
Directors and executive officers as a group	1,990,839	0.2%
Public	396,472,364	33.5%

Total	1,180,536,830	100.0%

(1)	Information as per schedule 13G/A, filed with the U.S. Securities and Exchange Commission on February 10, 2009. Shares held by III CI, a wholly-owned subsidiary of San Faustin. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin.
(2)	Information as per schedule 13G, filed with the U.S. Securities and Exchange Commission on February 12, 2009. According to such filing, Capital World Investors is a division of Capital Research and Management Company (CRMC). Capital World Investors is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment adviser to various investment companies. Accordingly, Capital World Investors does not own any shares for its own account; rather, they are owned by accounts under the discretionary management of Capital World Investors. Capital World Investors’ shares beneficial ownership percentage was notified to the Company on February 24, 2009.

As of March 31, 2009, 130,066,751 ADSs (representing 260,133,502 shares of common stock, or 22.0% of all outstanding shares of common stock of the Company) were registered in the name of approximately 484 holders resident in the United States.

The voting rights of the Company’s major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

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

Purchases of Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $101.7 million, $71.3 million and $35.9 million in 2008, 2007 and 2006, respectively.

•

Purchases of steel bars for use in our seamless steel pipe operations in Venezuela, which amounted to $4.6 million in the first quarter of 2008, (thereafter Sidor ceased to be a related party) $45.8 million in 2007 and $30.5 million in 2006.

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $17.0 million, $11.8 million and $23.7 million in 2008, 2007 and 2006, respectively.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $29.1 million, $22.7 million and $19.2 million in 2008, 2007 and 2006, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolas. These sales amounted to $21.8 million, $8.1 million and $6.4 million in 2008, 2007 and 2006, respectively. In 2008, sales included a compensation charge amounting to $11.0 million, for increased costs in previous periods.

Transactions involving Matesi

We established Matesi jointly with Sidor, a related party until April 2008, to operate an HBI production facility in Venezuela. We hold 50.2% of Matesi and Sidor holds 49.8%. Transactions associated with this operation include:

•

The sale of HBI to Sidor pursuant to an off-take agreement, which amounted to $7.9 million in the first quarter of 2008, $49.4 million in 2007 and $77.3 million in 2006. The agreement establishes that Matesi is required to sell to Sidor, on a take-or-pay basis, 29.9% of Matesi’s HBI production, or up to 49.8% at the election of Sidor.

•

During 2004, Matesi entered into a management assistance agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $0.1 million in the first quarter of 2008, $0.7 million in 2007 and $1.1 million in 2006, related to the provision of managerial services.

•

As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Matesi received loans from its shareholders, Sidor and a subsidiary of the Company, in the same proportion as their participations and under the same terms and conditions. In May 2007 the board of directors of Matesi approved the partial capitalization of the loan granted by Sidor for an amount of $34.9 million. As a result, the outstanding amount of the loan granted by Sidor to Matesi as of March 31, 2008 was $26.8 million. This loan bears interest at a rate of LIBOR+2%. Interest paid on this loan amounted to $0.5 million in the first quarter of 2008, $2.9 million in 2007 and $3.6 million in 2006.

•

Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, a subsidiary of Ternium. The royalties and fees paid to Hylsamex amounted to $0.5 million in 2008, $0.5 million in 2007 and $1.6 million in 2006.

•

During 2006, Matesi entered into a service agreement with Sidor under which Sidor recycles by-product from Matesi’s operations into raw materials. Under this agreement, Matesi paid to Sidor $0.9 million in 2007 and $1.5 million in 2006.

•

During 2007, Matesi entered into a service agreement with Sidor under which Matesi recycles pellets from Sidor into HBI. Under this agreement Sidor paid to Matesi $4.5 million in the first quarter of 2008 and $2.4 million in 2007.

•

Matesi purchased supplies and spare parts from HyL Technologies S.A. de C.V., or HyL, a Mexican company controlled by San Faustín, involved in marketing and implementation of direct reduction plants. Matesi payed to HyL $1.0 million in 2008 and $2.4 million in 2007.

For further information on the recent developments relating to our operations in Venezuela, see Item 5.G. “Operating and Financial Review and Prospects—Recent Developments—Developments in Venezuela.”

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

For the nine month period ended September 2006, we received fees from Ternium and other Techint group companies totaling $7.1 million. Fees paid by Tenaris to Exiros for agency services amounted to $33.3 million in 2008, $24.9 million in 2007 and $4.7 million for the three month period ended December 2006.

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

Tecpetrol supplies Siderca with the balance of its natural gas requirements not supplied by its principal gas supplier, YPF, under market conditions and according to local regulations. In April 2003, we entered into an agreement with Tecpetrol for the delivery of 760 million cubic meters of natural gas to our Campana plant and to our San Nicolás power generation facility over a period of five years. Under the terms of this agreement, we prepaid a portion of the gas deliveries, corresponding to $15.3 million. We consumed the entire prepaid amount by February 2006, but we continue to take deliveries under the contract at non-preferential prices. Tecpetrol’s sales to Tenaris amounted to $8.2 million, $5.5 million and $8.9 million in 2008, 2007 and 2006, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $6.4 million in 2008, $2.1 million in 2007 and $1.4 million in 2006.

Litoral Gas’s sales to Tenaris totaled $3.0 million in 2008, $2.1 million in 2007 and $2.7 million in 2006.

During 2008 and 2007, in order to fulfill our gas consumption requirements, we also purchased gas on spot conditions from Tecgas and Energy Consulting Services S.A, two companies controlled by San Faustin. These purchases amounted to $0.3 million in 2008 and $1.5 million in 2007.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $58.5 million, $59.9 million and $59.2 million in 2008, 2007 and 2006, respectively. In 2008, in order to create our own engineering services company, we paid $3.5 million as fees for technical advice to companies controlled by San Faustin.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $58.9 million, $48.4 million and $72.8 million in 2008, 2007 and 2006, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. The most significant transactions include:

•	The sale of industrial equipment for oil platforms, which amounted to $7.4 million in 2006.

•

In July 2006 we entered into contracts with Ternium and other companies controlled by San Faustin for the rendering of technology and information services. Sales to Ternium amounted to $1.0 million in 2008, $2.9 million in 2007 and $1.6 million in 2006 and sales to other companies controlled by San Faustin amounted to $3.2 million in 2008, $2.9 million in 2007 and $1.5 million in 2006.

•

Since 2006, we entered into various agreements with Exiros to provide them with administrative services. Sales under these agreements amounted to $2.8 million in 2008, $3.9 million in 2007 and $0.4 million in 2006.

Financial Operations and Administrative Services

Finma S.A. provides administrative and legal support services to its affiliates in Argentina, including us. In August 2006, Finma was reorganized with Siderca, Siderar and another company controlled by San Faustin with operations in Argentina acquiring one third each from a group of former directors of companies controlled by San Faustin. Fees accrued for these services amounted to $10.3 million, $7.4 million and $5.1 million in 2008, 2007 and 2006, respectively.

Other Transactions

During 2005, we entered into a contract with Techint CimiMontubi for the provision of engineering services for the construction of a gas-fired combined heat and power plant at Dalmine, for a total amount of $15 million. Pursuant to the contract, we paid $0.1 million, $0.9 million and $7.7 million in 2008, 2007 and 2006, respectively.

During 2006, we entered into a contract with Techint Compagnia Tecnica for the provision of furnaces for our integrated production facilities in Argentina and Mexico. Supplies received amounted to $0.4 million in 2008, $0.4 million in 2007 and $15.8 million in 2006.

On December 1, 2006, we sold a 75% participation in DaEn to E.ON Sales and Trading GmbH and completed the sale of the remaining 25% in November 2007. Tenaris purchased energy from DaEn for an amount of $120.5 million during 2007 and of $12.1 million during December 2006.

We contracted pipe coating services from Socotherm Brasil S.A., for an amount of $79.6 million in 2008 and $54.1 million in 2007. Prior to January 1, 2007, we considered Socotherm as a subsidiary and therefore consolidated its operations.

We purchased office space in Buenos Aires, Argentina, from Siderar, a Ternium subsidiary, and from another Techint group company for a total amount of $0.3 million in 2008 and $5.2 million in 2007.

We purchased welded steel pipes from Ternium, amounting to $0.5 million in 2008 and $1.6 million in 2007, which were sold by Tamsa as part of major projects.

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

Maverick litigation

On December 11, 2006, The Bank of New York, or BNY, as trustee for the holders of Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY, or Noteholders, filed a complaint against Maverick and the Company in the United States District Court for the Southern District of New York. The complaint alleges that our acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of the Indenture, asserting a breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who tendered their notes for such consideration. This complaint seeks a declaratory judgment that our acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against us. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, or Law Debenture, (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.

We believe that these claims are without merit. Accordingly, no provision was recorded in our financial statements. For further information about the Maverick litigation, please see note 26 “Contingencies, commitments and restrictions on the distribution of profits” to our consolidated financial statement included in this annual report.

Customer claim

A lawsuit was filed on September 6, 2007, against three of our subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. As a result of procedural requirements, plaintiff further amended its petition eliminating reference to the amount of damages claimed. Each petition was tendered to our subsidiaries’ insurer, and our subsidiaries received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of $2.3 million has been recorded in our consolidated financial statements.

Labor Claim

In January 2002, several workers filed a lawsuit against Tavsa, arguing that it had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value was approximately $31.8 million. A decision concerning the admissible number of plaintiffs was resolved in favor of Tavsa.

U.S. Seamless Steel Pipe Antidumping Duty Proceedings

From 1995 until 2007, our OCTG and certain other products were subject to antidumping duties in the United States. We brought repeated legal challenges to the imposition of these antidumping duties and on May 31, 2007, the U.S. International Trade Commission, or ITC, issued a negative determination of continuation or recurrence of dumping if the order were revoked. As a consequence of this decision the antidumping orders against OCTG from Argentina, Italy, Japan and Mexico were revoked. The U.S. petitioners appealed the ITC determination before the Court of International Trade, or CIT, in respect to Argentina, Italy and Japan. In August 2008, the CIT upheld the ITC’s negative likely injury determinations in the OCTG second sunset review. As the U.S. industry decided not to appeal the CIT’s decision to the Court of Appeals for the Federal Circuit, all litigation (including WTO) concerning this case are now over.

Consequently, for the time being there are no antidumping duty orders in force affecting Tenaris OCTG products.

The United States maintains antidumping orders affecting some Tenaris tubular products from the following origins:

•

Japan: In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, with the exception of large diameter line pipe used in deep water applications. The antidumping duty rate for large diameter line pipe from NKKTubes is 68.88% and for small diameter is 70.43%. In April 2006, the U.S. government has extended for additional five years its antidumping duties against small and large diameter seamless line pipe, standard and pressure pipe from Japan.

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

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 85.1 million (approximately $23 million) at March 31, 2009, in taxes and penalties. We believe that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in our financial statements.

Asbestos-Related Litigation

Dalmine is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 28 asbestos related out-of-court claims have been forwarded to Dalmine.

As of March 31, 2009, the total claims pending against Dalmine were 41 (of which, none is covered by insurance): during 2008, 9 new claims were filed, 4 claims were adjudicated and paid, no claim was dismissed and 6 claims were settled and during the three month period ended March 31, 2009, 2 new claims were filed, no claims were adjudicated or paid, 1 claim was rejected, 2 claims were settled, no claim was time barred and 13 claims were dismissed pursuant to the dismissal of a criminal case related to the death of workers employed in Dalmine’s plant.

Aggregate settlement costs to date for Tenaris are Euro 7.4 million ($9.8 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.8 million ($17 million).

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

Dividend Policy

We do not have, and have no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends has to be determined by a majority vote of shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Our controlling shareholder has the discretion to determine the amount and payment of future dividends. All shares of the Company’s capital stock rank pari passu with respect to the payment of dividends.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS) of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share ($0.60 per ADS) of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share ($0.60 per ADS) of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share ($0.254 per ADS). We paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

The Company conducts and will continue to conduct all of its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors – Risks Relating to the Structure of the Company – As a holding company, our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations.” The Company’s ability to pay cash dividends depends on the results of operations and the financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of our annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2008, the Company’s legal reserve represented 10% of its share capital.

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

As of May 29, 2009, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of May 29, 2009, a total of 259,813,102 shares were registered in the name of the depositary for the Company’s ADR program. On May 29, 2009, the closing sales price for the Company’s ADSs on the NYSE was $30.57, its shares on the Italian Stock Exchange was €10.83, on the Buenos Aires Stock Exchange was ARS60.15 and on the Mexico Stock Exchange was MXP201.90.

New York Stock Exchange

As of May 29, 2009, a total of 129,906,551 ADSs were registered of record. Each ADS represents 2 shares of the Company’s stock. Since February 28, 2008, The Bank of New York Mellon has acted as the Company’s depositary for issuing ADRs evidencing the ADSs, as successor depositary agent to JP Morgan Chase. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares, in the form of ADSs, traded on the NYSE (“Source: Bloomberg LP”).

	Price per ADS
2004	High	Low
Full year	10.29	5.62

	Price per ADS
2005	High	Low
Full year	28.58	9.04

	Price per ADS
2006	High	Low
Full year	51.02	24.42

	Price per ADS
2007	High	Low
First quarter	50.35	41.48
Second quarter	49.85	43.50
Third quarter	53.05	42.56
Fourth quarter	54.75	43.00
Full year	54.75	41.48

	Price per ADS
2008	High	Low
First quarter	49.89	36.52
Second quarter	74.50	49.90
Third quarter	72.95	34.52
Fourth quarter	36.92	15.39
Full year	74.50	15.39

	Price per ADS
Last Six Months	High	Low
December 2008	22.26	18.35
January 2009	24.29	19.07
February 2009	22.91	17.27
March 2009	21.66	15.10
April 2009	25.30	20.50
May 2009	30.57	25.70

*       The ratio of ordinary shares per ADS was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares in April 2006. Prices for the ADS before this date have been restated using the new ratio.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Company’s shares (in Euros per share), traded on the Italian Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2004	High	Low
Full year	3.92	2.39

	Price per Share
2005	High	Low
Full year	11.74	3.37

	Price per Share
2006	High	Low
Full year	19.63	10.03

	Price per Share
2007	High	Low
First quarter	19.29	15.58
Second quarter	18.30	16.11
Third quarter	19.13	15.85
Fourth quarter	18.82	14.96
Full year	19.29	14.96

	Price per Share
2008	High	Low
First quarter	15.78	12.01
Second quarter	23.33	15.64
Third quarter	22.83	12.77
Fourth quarter	12.54	6.34
Full year	23.33	6.34

	Price per Share
Last Six Months	High	Low
December 2008	7.99	7.18
January 2009	8.68	7.51
February 2009	8.92	6.84
March 2009	7.92	6.00
April 2009	9.78	7.71
May 2009	10.83	9.72

The Italian Stock Exchange, managed by Borsa Italiana, S.p.A., was founded in 1997 following the privatization of the exchange and became operational on January 2, 1998. Borsa Italiana is now part of the London Stock Exchange Group, following the agreement signed in June 2007.

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

	Price per Share
2004	High	Low
Full year	15.05	8.15

	Price per Share
2005	High	Low
Full year	41.05	13.35

	Price per Share
2006	High	Low
Full year	75.60	36.45

	Price per Share
2007	High	Low
First quarter	76.10	63.70
Second quarter	75.80	67.00
Third quarter	83.50	68.70
Fourth quarter	86.45	67.80
Full year	86.45	63.70

	Price per Share
2008	High	Low
First quarter	79.03	53.21
Second quarter	117.86	78.93
Third quarter	115.10	54.69
Fourth quarter	58.14	27.49
Full year	117.86	27.49

	Price per Share
Last Six Months	High	Low
December 2008	38.90	33.40
January 2009	42.35	34.15
February 2009	40.75	32.05
March 2009	41.00	28.65
April 2009	48.00	39.70
May 2009	60.15	50.20

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

	Price per Share
2004	High	Low
Full year	57.35	33.00

	Price per Share
2005	High	Low
Full year	152.00	51.95

	Price per Share
2006	High	Low
Full year	276.50	130.31

	Price per Share
2007	High	Low
First quarter	274.71	233.00
Second quarter	267.54	236.64
Third quarter	289.00	237.23
Fourth quarter	295.00	244.38
Full year	295.00	233.00

	Price per Share
2008	High	Low
First quarter	262.02	192.10
Second quarter	344.45	260.07
Third quarter	349.72	197.52
Fourth quarter	200.09	105.36
Full year	349.72	105.36

	Price per Share
Last Six Months	High	Low
December 2008	143.00	125.00
January 2009	162.00	142.06
February 2009	162.95	129.46
March 2009	151.30	123.23
April 2009	172.22	143.99
May 2009	201.90	176.70

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

The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $1.00 per share upon issue. There were 1,180,536,830 shares issued as of May 29, 2009. All shares are fully paid.

The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. There are no redemption or sinking fund provisions in the articles of association.

The Company’s association authorize the board of directors for a period of five years following publication of the authorization in the Luxembourg official gazette to increase from time to time its issued share capital in whole or in part within the limits of the authorized capital. On June 6, 2007, the shareholders renewed this authority for an additional five years. Accordingly, until 2012, the Company’s board of directors may issue, without further authorization, up to 1,319,463,170 additional shares. Under its articles of association, any issuance of new shares of the Company pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued shares, except:

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

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. Shareholders may, at the general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of the Company’s articles of association.

Under Article 21 of the articles of association, the board of directors has the power to pay interim dividends in accordance with the conditions set forth in Section 72-2 of the amended Luxembourg law of 10th August, 1915 on commercial companies.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at ten (10) days intervals, the second notice appearing at least ten (10) days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at twenty (20) days intervals, the second notice appearing at least twenty (20) days prior to the meeting. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. At an ordinary general shareholders’ meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the shares present or represented and voted. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by Luxembourg company law. In both cases, Luxembourg company law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at an ordinary meeting. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by a majority vote of the shares present or represented and voted.

The Company’s annual ordinary general shareholders’ meeting is held at 11:00 A.M., Luxembourg time, on the first Wednesday of June of each year at the place indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

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

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen day period prior to a general shareholders’ meeting.

Appraisal Rights

In the event that the Company’s shareholders approve:

•	the delisting of the Company’s shares from all stock exchanges where its shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the assets of the Company,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of Luxembourg, or

•	amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders;

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

Transferability and Form

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of shares. The shares are issuable in registered form.

Pursuant to the Company’s articles of association, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in the Company’s shareholders’ register. In addition, the Company’s articles of association provide that the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as shares recorded in the Company’s shareholders’ register.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s shareholders’ register. The transfer of shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered shares, the Company may also accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered shares.

BGL Société Anonyme maintains the Company’s shareholders’ register.

Repurchase of Company Shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. Please see Item 16.E “Purchase of Equity Securities by the Issuer and Affiliated Purchases” for more information on the authorization granted by the annual general meeting of shareholders to acquire shares of the Company, including shares represented by ADSs.

price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the Company’s ADSs are purchased; and, in the case of purchases of shares other than in the form of ADSs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADSs.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of the Company’s non-resident shareholders to hold or vote their shares.

Change in Control

None of our outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between the Company and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

There are no rights associated with the Company’s shares other than those described above.

C.	Material Contracts

For a summary of any material contract entered into by us outside of the ordinary course of business during the last two years, see Item 4. “Information on the Company”.

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Brazil, Mexico, Nigeria, Romania and Venezuela. Venezuela and Argentina have exchange controls or limitations on capital flows, including requirements for the repatriation of export proceeds, in place.

Venezuela

Venezuela imposed the current system of exchange rate controls in 2003. The Foreign Currency Administration Commission, or CADIVI, was created for the purpose of administering the new exchange control regime. Under the current exchange control regime, all purchases and sales of foreign currencies must take place with the Venezuelan central bank. The Ministry of Finance, together with the Venezuelan Central Bank, is responsible for setting the official exchange rates between the Venezuelan Bolivar and the U.S. dollar and other currencies. Currently, the exchange of the Bolivar is fixed at VEB 2.147 to the U.S. dollar for purchase operations.

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARS/USD exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:

•

the proceeds of certain foreign financial debt incurred by Argentine residents (including private Argentine entities) as well as certain inflows for the purpose of investments in the capital markets must remain in Argentina for at least 365 calendar days and post a non-transferable, non-remunerated deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the maintenance of the investment for a specific period of time;

•

inflows and outflows of foreign currency through local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•

funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.

Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including though certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. During 2008, the Argentine Central Bank maintained the value of the U.S. dollar around ARS3.0 and ARS3.2 per U.S. dollar. However, during the first four months of 2009, the exchange rate between the U.S. dollar and the Argentine peso has been following an upward trend, closing at ARS3.72 per U.S. dollar on March 31, 2009.

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

Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime and related billionaire holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company– are entitled to continue benefiting from their current tax regime until December 31, 2010. Upon termination of the mentioned regime the Company and its shareholders may be subject to additional tax burdens, as described in Item 3.D “Risks Relating to the Structure of the Company”.

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

United States federal income taxation

This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of owning ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the Company’s voting stock, or its ADSs.

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the ADSs generally will be qualified dividends.

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

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

Dividends will be income from sources outside the United States and depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

The Company is required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as applied to foreign private issuers (the “Exchange Act”). Because the Company is a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, the Company’s, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements. The Company’s annual consolidated financial statements are certified by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31, and will be shortened to four months for annual reports on financial statements ending on or after 2011. These quarterly and annual reports may be reviewed at the SEC’s Public Reference Room. Reports and other information filed electronically with the SEC are also available at the SEC’s Internet website.

As a foreign private issuer under the Securities Act, the Company is not subject to the proxy rules of Section 14 of the Exchange Act or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

The Company has appointed The Bank of New York Mellon to act as depositary for its ADSs. During the time there continue to be ADSs deposited with the depositary, it will furnish the depositary with:

•	its annual reports, and

•	summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of the reports and communications to all record holders of the Company’s ADSs. Any record holder of ADSs may read the reports, notices or summaries thereof, and communications at the depositary’s office located at 101 Barclay Street, New York, New York 10286.

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

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices. We do not use derivative financial instruments for trading or other speculative purposes.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2008 and 2007 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2008	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate		68	959	3,230	3,268	12,552	20,077
Floating rate		527,476	510,326	132,545	46,875	3,749	1,220,971

Current Debt
Fixed rate	202,869						202,869
Floating rate	1,533,098						1,533,098

	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

At December 31, 2007	Expected maturity date
	2008	2009	2010	2011	2012	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate		1,291	1,071	955	1,046	2,000	6,363
Floating rate		1,855,120	502,701	440,496	44,972	19,814	2,863,103

Current Debt
Fixed rate	284,350						284,350
Floating rate	866,429						866,429

	1,150,779	1,856,411	503,772	441,451	46,018	21,814	4,020,245

(1)	As most borrowings are based on floating rates that approximate market rates, or contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The following table provides the weighted average interest rates before tax applicable to our borrowing. These rates were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007. Changes in interest rates are primarily due to changes in the floating reference rate.

	2008	2007
Bank borrowings	5.23%	5.80%
Debentures and other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

Total Debt by Currency at December 31, 2008:

	Functional Currency
	US$	MXN	EUR	VEB	RON	BRL	CNY	CAD	Total
	(in thousands of U.S. dollars)
Debt denominated in:
US$	1,327,759	729,736	343,933	28,032			3,647		2,433,107
EUR	111		364,769		13,432			21	378,333
ARS	124,412								124,412
BRL						11,397			11,397
Other	5,261			20,553			3,951	1	29,766

	1,457,543	729,736	708,702	48,585	13,432	11,397	7,598	22	2,977,015

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. At December 31, 2008, we had long-term variable interest rate debt of $1,221.0 million and short-term variable interest rate debt of $1,533.1 million. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

We have entered into interest rate derivative instruments in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Coverage

At December 31, 2008 we had variable interest rate swaps, including some with knock-in clause and at December 31, 2007, we had variable interest rate swap and collar arrangements according to the following schedule:

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2008
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	3,054	(82)
Pay fixed/Receive variable with knock-in at 2.50%	Libor 6M	4.90%	2011	500,000	(29,138)

					(29,220)

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2007
Interest rate collars	Libor 6M	3.9% - 5.4%	2008	1,500,000	—
Interest rate collars	Libor 6M	4.45% - 5.4%	2008	800,000	(2,922)
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	3,756	(91)

					(3,013)

Foreign exchange rate risk

We manufacture our products in a number of countries and sell them through a number of companies located throughout the world and as a result we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Our exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rate contracts.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not fully reflect management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

Foreign Currency Derivative Contracts

At December 31, 2008 and 2007, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2008
USD/EUR	Euro Forward purchases	118,295	1.2534	2009	11,320
USD/JPY	Japanese Forward purchases	96,619	91.1037	2009	217
BRL/USD	Brazilian Real Forward sales	102,529	2.1556	2009	11,109
KWD/USD	Kuwaiti Dinar Forward sales	38,392	0.2723	2009	857
BRL/EUR	Euro Forward purchases with Brazilian Real	49,154	2.9682	2009	4,901
MXN/EUR	Euro Forward purchases with Mexican Peso	75,778	17.3885	2009	8,186
CAD/USD	Canadian Dollar Forward sales	76,025	1.2520	2009	(1,631)
RON/USD	Romanian Lei Forward sales	44,281	2.9532	2009	(984)
USD/ARS	Argentine Peso Forward purchases	119,075	3.5115	2009	(10,280)
USD / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	266,424	1.0357	2017	(30,758)

					(7,063)

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2007
USD / EUR	Euro Forward purchases	83,028	1.4475	2008	1,408
JPY / USD	Japanese Yen Forward purchases	46,081	110.7403	2008	(1,157)
CAD / USD	Canadian Dollar Forward sales	(66,996)	0.9457	2008	3,062
BRL / USD	Brazilian Real Forward sales	(13,693)	1.7967	2008	(126)
KWD / USD	Kuwaiti Dinar Forward sales	(192,594)	0.2882	2008	(10,821)
COP / USD	Colombian Peso Forward sales	(11,987)	2,012.5	2008	111
RON / USD	Romanian Lei Forward sales	(19,958)	2.4512	2008	87
GBP / USD	Great Britain Pound Forward sales	(4,049)	2.0586	2008	152
USD / MXN	Mexican Peso Forward purchases	41,856	11.0340	2008	327
USD / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	292,792	1.0374	2017	9,677

					2,720

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. As a general rule, we recognize the full amount related to the change in fair value of derivative financial instruments under financial results in the current period.

We have adopted hedge accounting treatment, as stated in IAS 39, for certain qualifying financial instruments. These derivatives are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.

At December 31, 2008, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to $17 million (not including tax effects).

We do not hold or issue derivative financial instruments for trading or other speculative purposes.

Concentration of credit risk

No single customer comprised more than 10% of our net sales in 2008.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the IASB and adopted by the European Union.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2008, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2008, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

Changes in internal control over financial reporting

During the period covered by this report, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.A.	Audit Committee Financial Expert

Neither Luxembourg law nor the Company’s articles of association require that audit committee members be financially literate or acquire such financial knowledge within a reasonable period. The Company’s board of directors has determined that the audit committee members do not meet the attributes defined in Item 16A of Form 20-F for “audit committee financial experts”. However, it has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16.B.	Code of Ethics

In addition to the general code of ethics that applies to all of our employees, we have adopted a code of ethics that applies specifically to our principal executive officers, and principal financial and accounting officer and controller, as well as persons performing similar functions.

The text of our code of ethics for senior officers is posted on our Internet website at: www.tenaris.com/en/Investors/ corporategovernance.asp.

Item 16.C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2008 and 2007 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2008 and 2007 are detailed below.

	For the year ended Dec. 31,
Thousands of U.S. dollars	2008	2007
Audit Fees	4,405	5,361
Audit-Related Fees	76	249
Tax Fees	138	185
All Other Fees	—	—

Total	4,619	5,795

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

All Other Fees

In 2008 and 2007, PricewaterhouseCoopers did not perform any services other than those described above.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2008 or 2007.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

To our knowledge, the following purchases of our equity securities were carried out during 2008 by I.I.I. Industrial Investments, an “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

Period	Total Number of ADS Purchased	Average Price Paid Per ADS ($/ADS)	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program
August 2008	20,000	$33.03	—
September 2008	40,000	$27.93	—
October 2008	760,000	$23.16
November 2008	1,097,500	$20.74

Total 2008	1,917,500	$21.98	—
Share Equivalents	3,835,000	$10.99	—

The purchases were made through open-market transactions and are not part of a publicly announced program. To our knowledge, there were no other purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act) in 2008.

On June 3, 2009, the annual general meeting of shareholders of the Company resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the nominal value of the shares so acquired, together with shares previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions of shares made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s shares of common stock in the stock exchange through which the Company’s shares of common stock are acquired, during the five trading days in which transactions in the shares were recorded in such stock exchange preceding (but excluding) the day on which the Company’s shares of common stock are purchased, and for over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the Company’s ADSs are purchased; and, in the case of purchases of shares other than in the form of ADSs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADSs.

In the future, we may, on the terms and subject to the conditions above referred, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s ordinary shares, ADSs or both. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments, either settled in cash or through physical delivery of securities, with returns linked to the Company’s ordinary shares, ADSs or both. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (particularly the law of August 10, 1915 on commercial companies and the law of July 31, 1929, as amended) and its articles of association. As a Luxembourg company listed on the New York Stock Exchange (NYSE), Borsa Italiana S.p.A. (Italian Stock Exchange), the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) and the Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange) the Company is required to comply with all of the corporate governance listing standards of these exchanges.

The Company however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company’s shares trade. The Company’s corporate governance practices may differ in non-material ways from the standards required by these exchanges that are not detailed here.

Non-management directors’ meetings.

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings and the Company does not have a set policy for these meetings. For additional information on board meetings, see Item 6.A. “Directors, Senior Management and Employees– Directors and Senior Management”.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While the Company does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee.

Audit committee.

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. The Company’s articles of association currently require it to have an audit committee composed of three members, of which at least two must be independent (as defined in the articles of association) and the Company’s audit committee complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or the Company’s articles of association. The Company’s board of directors, however, has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of a financial expert as consultants. See Item 16.A. “Audit Committee Financial Expert”.

Standards for evaluating director independence.

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board to express such an opinion. In addition, the definition of “independent” under the rules of the exchanges on which the Company’s securities are listed differ in some non-material respects from the definition contained in its articles of association. For more information on independent directors committee see Item 6.A. “Directors, Senior Management and Employees– Directors and Senior Management”.

Audit committee responsibilities.

Pursuant to the Company’s articles of association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of its financial statements and system of internal controls and the independence and performance of the independent auditors. The audit committee is required to review material transactions (as defined by our articles of association) between the Company or its subsidiaries with related parties and also perform the other duties entrusted to it by the board. The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies.

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee. For more information on our audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices”.

Shareholder voting on equity compensation plans.

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity based compensation to our directors, executive officers or employees, and therefore does not have a policy on this matter. For more information on directors compensation see Item 6.B. “Directors, Senior Management and Employees– Compensation”.

Disclosure of corporate governance guidelines.

NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor the Company’s articles of association require the adoption or disclosure of corporate governance guidelines. The Company’s board of directors follows corporate governance guidelines consistent with its equity structure and holding company nature, but the Company has not codified them and therefore does not disclose them on its website.

Code of business conduct and ethics.

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor the Company’s articles of association require the adoption or disclosure of such a code of conduct. The Company, however, has adopted a code of conduct that applies to all directors, officers and employees that is posted on its website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, it has adopted a supplementary code of ethics for senior financial officers, which is also posted on our website. See Item 16.B. “Code of Ethics”.

Chief executive officer certification.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, the Company’s chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, the Company’s chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any material noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, the Company must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2008, 2007 and 2006

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2008, 2007 and 2006

TENARIS S.A.

Index to financial statements

Consolidated Financial Statements

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG – Ciudad de Buenos Aires Tel.: (54-11) 4850-0000 Fax.: (54-11) 4850-1800 www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Buenos Aires, Argentina

June 30, 2009

PRICE WATERHOUSE & CO. S.R.L.

by /s/ DIEGO NIEBUHR (Partner)
Diego Niebuhr

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	Year ended December 31,
		2008	2007	2006
Continuing operations
Net sales	1	12,131,836	10,042,008	7,727,745
Cost of sales	1 & 2	(6,799,189)	(5,515,767)	(3,884,226)

Gross profit		5,332,647	4,526,241	3,843,519
Selling, general and administrative expenses	1 & 3	(1,819,011)	(1,573,949)	(1,054,806)
Other operating income	5 (i)	35,892	28,704	13,077
Other operating expenses	5 (ii)	(521,664)	(23,771)	(9,304)

Operating income		3,027,864	2,957,225	2,792,486
Interest income	6	48,873	93,392	60,798
Interest expense	6	(185,836)	(275,648)	(92,576)
Other financial results	6	(104,272)	(22,754)	26,826

Income before equity in earnings of associated companies and income tax		2,786,629	2,752,215	2,787,534
Equity in earnings of associated companies	7	89,556	113,276	94,667

Income before income tax		2,876,185	2,865,491	2,882,201
Income tax	8	(1,011,675)	(823,924)	(869,977)

Income for continuing operations		1,864,510	2,041,567	2,012,224

Discontinued operations
Income for discontinued operations	29	411,110	34,492	47,180

Income for the year		2,275,620	2,076,059	2,059,404

Attributable to:
Equity holders of the Company		2,124,802	1,923,748	1,945,314
Minority interest		150,818	152,311	114,090

		2,275,620	2,076,059	2,059,404

Earnings per share attributable to the equity holders of the Company during year

Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Earnings per share (U.S. dollars per share)	9	1.80	1.63	1.65

Earnings per ADS (U.S. dollars per ADS)	9	3.60	3.26	3.30

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2008		At December 31, 2007
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,982,871		3,269,007
Intangible assets, net	11	3,826,987		4,542,352
Investments in associated companies	12	527,007		509,354
Other investments	13	38,355		35,503
Deferred tax assets	21	390,323		310,590
Receivables	14	82,752	7,848,295	63,738	8,730,544

Current assets
Inventories	15	3,091,401		2,598,856
Receivables and prepayments	16	251,481		222,410
Current tax assets	17	201,607		242,757
Trade receivables	18	2,123,296		1,748,833
Other investments	19	45,863		87,530
Cash and cash equivalents	19	1,538,769	7,252,417	962,497	5,862,883

Current and non current assets held for sale	29		—		651,160

			7,252,417		6,514,043

Total assets			15,100,712		15,244,587

EQUITY
Capital and reserves attributable to the Company’s equity holders			8,176,571		7,006,277
Minority interest			525,316		523,573

Total equity			8,701,887		7,529,850

LIABILITIES
Non-current liabilities
Borrowings	20	1,241,048		2,869,466
Deferred tax liabilities	21	1,053,838		1,233,836
Other liabilities	22 (i)	223,142		185,410
Provisions	23 (ii)	89,526		97,912
Trade payables		1,254	2,608,808	47	4,386,671

Current liabilities
Borrowings	20	1,735,967		1,150,779
Current tax liabilities		610,313		341,028
Other liabilities	22 (ii)	242,620		252,204
Provisions	24 (ii)	28,511		19,342
Customer advances		275,815		449,829
Trade payables		896,791	3,790,017	847,842	3,061,024

Liabilities associated with current and non-current assets held for sale	29		—		267,042

			3,790,017		3,328,066

Total liabilities			6,398,825		7,714,737

Total equity and liabilities			15,100,712		15,244,587

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

Currency translation differences	—	—	—	(489,828)	—	—	(47,812)	(537,640)
Change in equity reserves (see Section III D)	—	—	—	—	(14,334)	—	2,780	(11,554)
Acquisition and decrease of minority interest	—	—	—	—	(1,742)	—	(16,843)	(18,585)
Dividends paid in cash	—	—	—	—	—	(448,604)	(87,200)	(535,804)
Income for the year	—	—	—	—	—	2,124,802	150,818	2,275,620

Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	525,316	8,701,887

(*)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	—	—	—	262,095	—	—	47,766	309,861
Change in equity reserves (see Section III D)	—	—	—	—	(10,554)	—	—	(10,554)
Acquisition and decrease of minority interest	—	—	—	—	—	—	20,748	20,748
Dividends paid in cash	—	—	—	—	—	(507,631)	(60,263)	(567,894)
Income for the year	—	—	—	—	—	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	—	—	—	63,697	—	—	15,225	78,922
Change in equity reserves (see Section III D and Note 27 (d))	—	—	—	—	26,039	—	—	26,039
Acquisition of minority interest	—	—	—	—	—	—	(11,181)	(11,181)
Dividends paid in cash	—	—	—	—	—	(204,233)	(23,194)	(227,427)
Income for the year	—	—	—	—	—	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

The accompanying notes are an integral part of these consolidated financial statements

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2008	2007	2006
Cash flows from operating activities
Income for the year		2,275,620	2,076,059	2,059,404
Adjustments for:
Depreciation and amortization	10 & 11	532,934	514,820	255,004
Income tax accruals less payments	28 (ii)	(225,038)	(393,055)	56,836
Equity in earnings of associated companies		(89,556)	(94,888)	(94,667)
Interest accruals less payments, net	28 (iii)	55,492	(21,302)	21,909
Income from disposal of investment and other		(394,323)	(18,388)	(46,481)
Changes in provisions		783	(421)	8,894
Impairment charge	5	502,899	—	—
Changes in working capital	28 (i)	(1,051,632)	(110,425)	(469,517)
Other, including currency translation adjustment		(142,174)	68,224	19,474

Net cash provided by operating activities		1,465,005	2,020,624	1,810,856

Cash flows from investing activities
Capital expenditures	10 & 11	(443,238)	(447,917)	(441,472)
Acquisitions of subsidiaries and minority interest	27	(18,585)	(1,927,262)	(2,387,249)
Other disbursements relating to the acquisition of Hydril		—	(71,580)	—
Proceeds from the sale of pressure control business (*)	29	1,113,805	—	—
Decrease in subsidiaries / associated		—	27,321	52,995
Proceeds from disposal of property, plant and equipment and intangible assets		17,161	24,041	15,347
Dividends and distributions received from associated companies	12	15,032	12,170	—
Changes in restricted bank deposits		—	21	2,027
Investments in short terms securities		41,667	96,074	(63,697)
Other		(3,428)	—	—

Net cash provided by (used in) investing activities		722,414	(2,287,132)	(2,822,049)

Cash flows from financing activities
Dividends paid		(448,604)	(507,631)	(204,233)
Dividends paid to minority interest in subsidiaries		(87,200)	(60,263)	(23,194)
Proceeds from borrowings		1,087,649	2,718,264	3,033,230
Repayments of borrowings		(2,122,268)	(2,347,054)	(1,105,098)

Net cash (used in) provided by financing activities		(1,570,423)	(196,684)	1,700,705

Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512

Movement in cash and cash equivalents
At the beginning of the period		954,303	1,365,008	680,591
Effect of exchange rate changes		(46,277)	52,487	(5,095)
Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512

At December 31,	28 (iv)	1,525,022	954,303	1,365,008

Non-cash financing activity
Conversion of debt to equity in subsidiaries		—	35,140	—

(*)	Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred Income Tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value estimation	32	Investment in Ternium: Sidor nationalization process
D	Accounting for derivatives financial instruments and hedging activities	33	Subsequent events

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

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

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 25, 2009.

II. ACCOUNTING POLICIES

A	Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

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

(1)	Standards early adopted by Tenaris

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

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted

•	IAS 1 Revised, Presentation of Financial Statements

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

•	IAS 23 Revised, Borrowing Costs

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

The Company’s management estimates that the application of IAS 23 revised will not have a material effect on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

A	Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

•	IAS 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the IASB issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after July 1, 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before July 1, 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company’s management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company’s financial condition or results of operations.

•	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 - amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

•	Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended International Financial Reporting Standard 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 - amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

•	Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

A	Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

•	IFRIC Interpretation 17 – “Distribution of Non Cash Assets to Owners”

In November 2008, the IFRIC issued IFRIC Interpretation 17 “Distribution of Non Cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes non-cash items and gives owners the choice of receiving either non-cash assets or a cash alternative.

An entity shall apply this Interpretation for annual periods beginning on or after July 1, 2009. Earlier application is permitted. If an entity applies this interpretation for a period beginning before July 1, 2009, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B	Group accounting

(1)	Subsidiaries

Subsidiaries are entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)	Associates

Associates are entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and initially recognized at cost.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

B	Group accounting (Cont.)

(2)	Associates (Cont.)

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2008, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris review investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s balance sheet carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. Ternium did not record any impairment provisions in its financial statements. At December 31, 2008, 2007 and 2006, no impairment provisions were recorded on Tenaris’ investment in Ternium

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

The Other segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment. On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale at December 31, 2007 and discontinued operations at December 31, 2008 and 2007.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

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

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including inter-company transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

E	Property, plant and equipment (Cont.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (“Borrowing Costs”). Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2008.

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

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing, which represents a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

F	Intangible assets (Cont.)

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date, and subsequently shown at historical cost.

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $85.3 million and $149.1 million at December 31, 2008 and 2007 respectively, out of which $57.1 million were disclosed within current and non current assets held for sale at December 31, 2007, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2008, 2007 and 2006 totaled $77.3 million $61.7 million and $46.9 million, respectively.

(5)	Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G	Impairment of non financial assets

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the ‘value in use’ of the corresponding CGU. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflect specific country and currency risks. See Note 11.

In certain circumstances, the ‘fair value less cost to sale’ is estimated if value in use is lower than the carrying value. For the purpose of calculating the fair value less cost to sale, the Company uses mainly the estimated future cash flows a market participant could generate from the CGU, discounted at a post-tax rate.

Management judgment is required to estimate discounted future cash flows and appropriate discounts rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

H	Other investments

Other investments consist primarily of investments in financial debt instruments.

Tenaris investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current bid prices (see Section III Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

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

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L	Shareholders’ Equity

(1)	Shareholders’ components

The consolidated statement of changes in equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

L	Shareholders’ Equity (Cont.)

(2)	Share capital

Total ordinary shares issued and outstanding as of December 31, 2008, 2007 and 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized cost.

N	Current and Deferred income tax

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

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

O	Employee benefits

(a)	Employee severance indemnity

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

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, and other benefits.

Benefits provided under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

O	Employee benefits (Cont.)

(d)	Employee retention and long term incentive program (Cont.)

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is $16.8 million. As of December 31, 2008, Tenaris has recorded a total liability of $10.4 million, based on actuarial calculations provided by independent advisors.

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

Revenue comprises the fair value consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

S	Revenue recognition (Cont.)

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in the Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

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

V	Financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss.

•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.

•	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

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

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

A. Financial Risk Factors

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.25 as of December 31, 2008, in comparison with 0.35 as of December 31, 2007. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in exchange rates against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2008, including the effect of forward exchange rate contracts in place. These balances include inter-company positions where the intervening parties have different functional currencies.

Monetary position exposure	Functional Currency (in thousand $)
	USD	EUR	MXN	GBP		BRL		JPY	CAD	RON		VEF	CNY
USD	(n/a )	(383,161)	(180,510)	(379)		305,586		139,517	(4,224)	(59,888)		(47,139)	(35,770)
EUR	94,846	(n/a )	162,587	—		37,104		(16)	(490)	110		(1,779)	(15)
MXN	(2)	—	(n/a )	—		—		—	—	—		—	—
GBP	1,277	(1,230)	(7)	(n/a	)	—		1	—	218		—	—
BRL	—	—	—	—		(n/a	)	—	—	—		—	—
JPY	(731)	(56)	(70)	—		—		(n/a )	(15)	—		—	(1,291)
CAD	(92,169)	216	8,422	—		—		(17)	(n/a )	—		—	—
RON	(44,280)	—	—	—		—		—	—	(n/a	)	—	—
VEF	(2,034)	—	—	—		—		—	—	—		(n/a )	—
ARS	(141,452)	—	—	—		—		—	—	—		—	—
Other	849	9	—	—		—		(29)	—	—		—	—

The Company estimates that the impact under IFRS in the net exposure at December 31, 2008 of a simultaneous 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately $15.8 million as compared with a maximum pre-tax gain / loss of approximately $12.7 million at December 31, 2007.

Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $7.8 million and $6.1 million for 2008 and 2007, respectively.

Additionally, the Company has recognized an embedded derivative in connection to a ten year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2008 has an outstanding amount of $266.4 million. The Company estimates that the impact of 1% favorable / unfavorable movement in USD/CAD the exchange rate would result in a maximum pre-tax gain / loss of approximately $2.1 million. See fair value of this embedded derivative in Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 Derivative financial instruments).

	As of December 31,
	2008		2007
	Amount in million of $	Percentage	Amount in million of $	Percentage
Fixed rate	222.9	7%	282.9	7%
Variable rate	2,754.1	93%	3,737.3	93%

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt.

In order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25).

Considering the above, if interests rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been $30.1 million lower.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company has established credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2008 and 2007.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Note II J).

As of December 31, 2008 trade receivables amount to $2,123 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $242.8 million, credit insurance of $621.2 million and other guarantess of $65.6 million.

As of December 31, 2008 trade receivables amounting to $465.9 were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $34.1 million as of December 31, 2008. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade. More than 94.9% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2008, in comparison with 98.6% as of December 31, 2007.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

A. Financial Risk Factors (Cont.)

(v)	Liquidity risk

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has access to market for short-term working capital needs.

Tenaris financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2008, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

Tenaris holds primarily liquidity and Treasuries money market investments and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2008 and 2007, U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.2% of total assets compared to 6.3% at the end of 2007.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Assets at fair value through profit and loss	Loans and receivables	Total
December 31, 2008
Assets as per balance sheet
Derivative financial instruments	41,509	—	41,509
Trade receivables	—	2,123,296	2,123,296
Other receivables	—	97,683	97,683
Other investments	84,218	—	84,218
Cash and cash equivalents	1,538,769	—	1,538,769

Total	1,664,496	2,220,979	3,885,475

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2008
Liabilities as per balance sheet
Borrowings	—	2,977,015	2,977,015
Derivative financial instruments	77,792	—	77,792
Trade and other payables (*)	—	952,660	952,660

Total	77,792	3,929,675	4,007,467

(*)	The maturity of trade payables is of one year or less.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

B. Financial instruments by category (Cont.)

	Assets at fair value through profit and loss	Loans and receivables	Total
December 31, 2007
Assets as per balance sheet
Derivative financial instruments	15,258	—	15,258
Trade receivables	—	1,748,833	1,748,833
Other receivables	—	96,001	96,001
Other investments	123,033	—	123,033
Cash and cash equivalents	962,497		962,497

Total	1,100,788	1,844,834	2,945,622

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2007
Liabilities as per balance sheet
Borrowings	—	4,020,245	4,020,245
Derivative financial instruments	15,551	—	15,551
Trade and other payables	—	896,736	896,736

Total	15,551	4,916,981	4,932,532

C. Fair value estimation

The carrying amount of financial assets and liabilities with maturities of less than one year approximates to their fair value.

Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.9% of its carrying amount including interests accrued in 2008 as compared with 100.4% in 2007. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2008 and 0.1% in 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

D. Accounting for derivative financial instruments and hedging activities (Cont.)

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the balance sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to $17 million, not including tax effect, and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in shareholder’s equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	10,114,994	1,270,915	745,927	—	12,131,836	98,388
Cost of sales	(5,374,409)	(883,534)	(541,246)	—	(6,799,189)	(57,712)

Gross profit	4,740,585	387,381	204,681	—	5,332,647	40,676
Selling, general and administrative expenses	(1,571,569)	(136,923)	(110,519)	—	(1,819,011)	(13,799)
Other operating income (expenses), net	(346,919)	(1,415)	(137,438)	—	(485,772)	129

Operating income	2,822,097	249,043	(43,276)	—	3,027,864	27,006
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	—
Segment liabilities	5,860,736	377,497	160,592	—	6,398,825	—
Capital expenditures	412,298	17,284	13,656	—	443,238	3,429
Depreciation and amortization	484,303	20,084	28,547	—	532,934	8,965
Impairment charge	368,519	—	134,380	—	502,899	—

Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	—	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	—	(5,515,767)	(157,356)

Gross profit	4,124,773	255,453	146,015	—	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	—	4,933	(431)

Operating income	2,713,928	184,840	58,457	—	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	—	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	—	439,336	8,581
Depreciation and amortization	446,050	19,563	26,489	—	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	—	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	—	(3,884,226)	(486,312)

Gross profit	3,592,853	127,134	123,532	—	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	—	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	—	3,773	2,469

Operating income	2,670,547	56,337	65,602	—	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	—
Segment liabilities	6,242,969	448,493	202,150	—	6,893,612	—
Capital expenditures	408,965	23,979	7,507	—	440,451	1,021
Depreciation and amortization	220,368	19,345	13,394	—	253,107	1,897

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $191,036, $109,574 and $88,118 in 2008, 2007 and 2006, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	4,809,330	2,959,654	1,824,684	1,810,695	727,473	—	12,131,836	98,388
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	—
Trade receivables	786,867	432,987	379,794	386,786	136,862	—	2,123,296	—
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	—	2,982,871	—
Capital expenditures	159,990	141,174	101,050	6,705	34,319	—	443,238	3,429
Depreciation and amortization	298,240	107,732	111,040	1,246	14,676	—	532,934	8,965

Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	—	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	—	1,748,833	79,220
Property, plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	—	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	—	439,336	8,581
Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	—	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	—	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	—
Trade receivables	425,734	189,779	392,060	519,022	98,646	—	1,625,241	—
Property, plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	—	2,939,241	—
Capital expenditures	121,976	145,956	137,608	367	34,544	—	440,451	1,021
Depreciation and amortization	98,967	90,224	57,037	780	6,099	—	253,107	1,897

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil Colombia and Venezuela; “Europe” comprises principally, Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Kuwait, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

(*)	Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations (See Note 29).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Inventories at the beginning of the year	2,598,856	2,372,308	1,376,113
Plus: Charges of the year
Raw materials, energy, consumables and other	5,430,147	4,183,577	3,514,396
Increase in inventory due to business combinations	—	152,500	592,341
Services and fees	395,104	392,531	384,223
Labor cost	927,132	766,173	512,854
Depreciation of property, plant and equipment	282,407	263,813	187,564
Amortization of intangible assets	2,170	1,737	2,738
Maintenance expenses	203,207	180,502	120,664
Provisions for contingencies	12	3,191	(87)
Allowance for obsolescence	(2,055)	24,371	(8,006)
Taxes	8,655	7,651	4,568
Other	102,667	82,453	55,478

	7,349,446	6,058,499	5,366,733
Deconsolidation / Transfer to assets held for sale	—	(158,828)	—
Less: Inventories at the end of the year	(3,091,401)	(2,598,856)	(2,372,308)

	6,856,901	5,673,123	4,370,538
From Discontinued operations	(57,712)	(157,356)	(486,312)

	6,799,189	5,515,767	3,884,226

3	Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Services and fees	214,010	193,389	133,304
Labor cost	447,150	402,919	279,768
Depreciation of property, plant and equipment	12,096	13,272	9,926
Amortization of intangible assets	245,226	235,998	54,776
Commissions, freight and other selling expenses	571,823	462,640	361,655
Provisions for contingencies	37,101	30,738	13,881
Allowances for doubtful accounts	13,823	5,035	1,199
Taxes	167,686	147,326	122,789
Other	123,895	119,073	85,533

	1,832,810	1,610,390	1,062,831
From Discontinued operations	(13,799)	(36,441)	(8,025)

	1,819,011	1,573,949	1,054,806

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Wages, salaries and social security costs	1,349,195	1,139,587	778,573
Employees’ severance indemnity	19,168	10,931	11,588
Pension benefits - defined benefit plans	6,633	7,454	2,461
Employee retention and long term incentive program	(714)	11,120	—

	1,374,282	1,169,092	792,622
From Discontinued operations	(17,773)	(43,058)	(4,898)

	1,356,509	1,126,034	787,724

At the year-end, the number of employees was 23,873 in 2008, 23,372 in 2007 and 21,751 in 2006.

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2008	2007	2006
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	10,511	2,611	1,611
	Net income from other sales	23,704	21,957	4,512
	Net income from sale of investments	—	—	6,933
	Net rents	1,971	2,437	2,490
	Other	—	1,834	—

		36,186	28,839	15,546
	From Discontinued operations	(294)	(135)	(2,469)

		35,892	28,704	13,077

(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,871	2,283	4,463
	Provisions for legal claims and contingencies	(22)	(51)	—
	Loss on fixed assets and material supplies disposed / scrapped	461	5,742	4,145
	Settlement of outstanding redemptions on Maverick’s 2005 notes	—	10,275	—
	Loss from natural disasters	1,743	5,693	—
	Allowance for doubtful receivables	(184)	395	(375)
	Losses on prepayment to suppliers	3,830	—	—
	Impairment charge	502,899	—	—
	Other	10,231	—	1,071

		521,829	24,337	9,304
	From Discontinued operations	(165)	(566)	—

		521,664	23,771	9,304

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

5	Other operating items (Cont.)

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, Tenaris estimates the recoverable amount based on the value in use of the corresponding Cash Generating Unit (“CGU”) .The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflects specific country and currency risks.

In certain circumstances the fair value less cost to sale is estimated if value in use is lower than the carrying amount. For the purpose of calculating the fair value less cost to sale Tenaris used the estimated value of future cash flows a market participant could generate from the CGU discounted at a post tax rate.

The present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of CGU’s activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand of Tenaris products and services.

For the December 2008 impairment test, Tenaris used cash flow projections for a five year period with a terminal value calculated based on perpetuity.

The discount rates are the weighted average cost of capital (WACC) which is considered to be a good indicator of the capital cost. For each CGU where the assets are allocated a specific WACC was determined taking into account the industry, the country and the size of the business.

As a consequence of changes in economic and financial market conditions Tenaris recorded an impairment charge for $502.9 million; of which $394.3 million impairment charge corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation range from 11% to 14 % p.a. and for the cash flows beyond the fifth year and inflation and growth rate of 2% was considered.

6	Financial results

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Interest income	49,114	93,458	61,401
Interest expense	(185,851)	(275,763)	(93,638)

Interest net	(136,737)	(182,305)	(32,237)

Net foreign exchange transaction results and changes in fair value of derivative instruments (*)	(84,522)	(10,782)	29,129
Other	(19,738)	(11,969)	(1,828)

Other financial results	(104,260)	(22,751)	27,301

Net financial results	(240,997)	(205,056)	(4,936)
From Discontinued operations	(238)	46	(16)

	(241,235)	(205,010)	(4,952)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

(*)	Includes a loss of $40.7 million and a gain of $9.7 million for 2008 and 2007 respectively of embedded derivatives.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
From associated companies	89,556	94,888	95,260
Gain on sale of associated companies and other	—	18,388	(593)

	89,556	113,276	94,667

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Current tax	1,255,759	936,831	897,427
Deferred tax	(244,331)	(97,799)	(17,386)

	1,011,428	839,032	880,041
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)

	1,022,132	833,378	873,981
From Discontinued operations	(10,457)	(9,454)	(4,004)

	1,011,675	823,924	869,977

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Income before income tax	2,876,185	2,865,491	2,882,201

Tax calculated at the tax rate in each country	878,330	844,191	901,580
Non taxable income / Non deductible expenses (*)	122,161	2,860	(32,562)
Changes in the tax rates	(4,476)	(27,479)	—
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)
Effect of taxable exchange differences	8,878	11,660	10,069
Utilization of previously unrecognized tax losses	(3,922)	(1,654)	(3,050)

Tax charge	1,011,675	823,924	869,977

(*)	Includes the effect of the impairment charge

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2008	2007	2006
Net income attributable to equity holders	2,124,802	1,923,748	1,945,314
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.80	1.63	1.65
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	3.60	3.26	3.30
Dividends paid	(448,604)	(507,631)	(204,233)
Dividends per share	0.38	0.43	0.17
Dividends per ADS (*)	0.76	0.86	0.35
Net income from discontinued operations	411,110	34,492	47,180
Basic and diluted earnings per share	0.35	0.03	0.04
Basic and diluted earnings per ADS (*)	0.70	0.06	0.08

(*)	Each ADS equals to two shares

On November 6, 2008 Tenaris’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. This amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

10	Property, plant and equipment, net

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2008
Cost
Values at the beginning of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421
Translation differences	(87,144)	(436,811)	(9,720)	(26,315)	(2,008)	(561,998)
Additions	16,125	7,769	2,110	381,375	4,603	411,982
Disposals / Consumptions	(7,986)	(161,804)	(49,958)	—	(3,796)	(223,544)
Transfers / Reclassifications	125,909	258,492	56,658	(446,222)	3,833	(1,330)

Values at the end of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531

Depreciation and impairment
Accumulated at the beginning of the year	163,919	4,196,295	132,729	—	10,471	4,503,414
Translation differences	(25,416)	(249,212)	(6,729)	—	(339)	(281,696)
Depreciation charge	19,431	239,990	31,622	—	1,206	292,249
Transfers / Reclassifications	558	10,186	(10,744)	—	—	—
Disposals / Consumptions	(2,628)	(157,296)	(47,914)	—	(116)	(207,954)
Impairment charge (see Note 5)	2,579	96,075	149	7,200	2,644	108,647

Accumulated at the end of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660

At December 31, 2008	530,730	2,102,385	96,515	228,657	24,584	2,982,871

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2007
Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	—	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	28,230	(473,857)	770	(2,286)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	—	152,540
Deconsolidation / Transfer to assets held for sale	(26,221)	(55,222)	(6,206)	(14,468)	(13)	(102,130)

Values at the end of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421

Depreciation
Accumulated at the beginning of the year	146,941	3,917,941	112,900	—	7,318	4,185,100
Translation differences	4,842	84,371	3,400	—	417	93,030
Depreciation charge	17,259	233,637	24,936	—	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(81)	—	1,483	(12)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	—	—	(32,684)
Deconsolidation / Transfer to assets held for sale	(2,745)	(13,926)	(2,434)	—	—	(19,105)

Accumulated at the end of the year	163,919	4,196,295	132,729	—	10,471	4,503,414

At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Property, plant and equipment include capitalized interest for net amounts at December 31, 2008 and 2007 of $2,548 and $2,943, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

11	Intangible assets, net

	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Year ended December 31, 2008
Cost
Values at the beginning of the year	186,073	500,523	2,149,037	2,072,006	4,907,639
Translation differences	(9,906)	(7,469)	(16,836)	(100,264)	(134,475)
Additions	26,970	4,286	—	—	31,256
Transfers / Reclassifications	635	(1,606)	—	3,512	2,541
Disposals	(160)	(77)	(1,402)	—	(1,639)

Values at the end of the year	203,612	495,657	2,130,799	1,975,254	4,805,322

Amortization and impairment
Accumulated at the beginning of the year	124,164	67,200	—	173,923	365,287
Translation differences	(8,041)	(163)	(684)	(14,144)	(23,032)
Amortization charge	17,851	63,198	—	159,636	240,685
Transfers / Reclassifications	—	—	—	1,211	1,211
Impairment charge (see Note 5)	—	—	326,124	68,128	394,252
Disposals	—	(68)	—	—	(68)

Accumulated at the end of the year	133,974	130,167	325,440	388,754	978,335

At December 31, 2008	69,638	365,490	1,805,359	1,586,500	3,826,987

	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Year ended December 31, 2007
Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	—	—	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	—	—	6,929
Reclassifications	—	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	—	—	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)

Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment
Accumulated at the beginning of the year	95,079	12,761	—	27,477	135,317
Translation differences	5,537	903	—	3,189	9,629
Amortization charge	23,819	56,423	—	157,493	237,735
Transfers	—	4,655	—	—	4,655
Disposals	(9)	(209)	—	—	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	—	(14,236)	(21,831)

Accumulated at the end of the year	124,164	67,200	—	173,923	365,287

At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

(*)	Includes Proprietary Technology.

(**)	Goodwill at December 31, 2008 and December 31, 2007 corresponds principally to the Tubes segment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

11	Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2008	2007
South America	189,376	190,778
Europe	769	769
North America	1,615,214	1,957,490

	1,805,359	2,149,037

Out of $1,890.6 million of goodwill and intangible assets with indefinite useful life, $772.0 million and $919.9 million correspond to the acquisitions of Maverick and Hydril, respectively. For the purpose of impairment testing, goodwill is allocated to each of the Tenaris’ CGU’s that are expected to benefit from the synergies of the combination.

12	Investments in associated companies

	Year ended December 31,
	2008	2007
At the beginning of the year	509,354	422,958
Translation differences	(51,004)	3,595
Equity in earnings of associated companies	89,556	94,888
Dividends and distributions received	(15,032)	(12,170)
Reorganization of Dalmine Energie, Lomond and others	—	83
Increase in equity reserves in Ternium and other	(5,867)	—

At the end of the year	527,007	509,354

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2008	2007	2008	2007
Ternium S.A.	Luxembourg	11.46%	11.46%	504,288	487,705
Others	—	—	—	22,719	21,649

				527,007	509,354

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2008	2007
Non-current assets	5,491,408	8,553,123
Current assets	5,179,839	5,095,959

Total assets	10,671,247	13,649,082

Non-current liabilities	3,374,964	5,401,549
Current liabilities	1,734,819	1,989,610

Total liabilities	5,109,783	7,391,159

Minority interest	964,094	1,805,243
Revenues	8,464,885	5,633,366
Gross profit	2,336,858	1,345,695
Income from discontinued operations	157,095	579,925
Net income for the period attributable to equity holders of the company	715,418	784,490

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

13	Other investments – non current

	Year ended December 31,
	2008	2007
Deposits with insurance companies	18,487	14,661
Investments in other companies	12,370	12,568
Others	7,498	8,274

	38,355	35,503

14	Receivables – non current

	Year ended December 31,
	2008	2007
Government entities	5,138	5,637
Employee advances and loans	13,512	10,464
Tax credits	10,013	13,547
Trade receivables	208	1,135
Receivables from related parties	495	633
Receivables on off-take contract	114	4,439
Legal deposits	15,812	19,724
Advances to suppliers and other advances	38,862	—
Derivative financial instruments	—	9,677
Other	3,615	9,065

	87,769	74,321
Allowances for doubtful accounts (see Note 23 (i))	(5,017)	(10,583)

	82,752	63,738

15	Inventories

	Year ended December 31,
	2008	2007
Finished goods	1,122,147	1,050,634
Goods in process	665,982	544,020
Raw materials	659,973	402,476
Supplies	430,488	389,188
Goods in transit	306,155	314,749

	3,184,745	2,701,067
Allowance for obsolescence (Note 24 (i))	(93,344)	(102,211)

	3,091,401	2,598,856

16	Receivables and prepayments

	Year ended December 31,
	2008	2007
Prepaid expenses and other receivables	41,244	37,727
Government entities	3,793	3,225
Employee advances and loans	14,552	10,886
Advances to suppliers and other advances	33,063	58,701
Government tax refunds on exports	35,319	34,519
Receivables from related parties	45,735	35,551
Derivative financial instruments	41,509	5,581
Miscellaneous	41,513	43,504

	256,728	229,694
Allowance for other doubtful accounts (see Note 24 (i))	(5,247)	(7,284)

	251,481	222,410

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

17	Current tax assets

	Year ended December 31,
	2008	2007
V.A.T. credits	167,691	126,674
Prepaid taxes	33,916	116,083

	201,607	242,757

18	Trade receivables

	Year ended December 31,
	2008	2007
Current accounts	2,066,698	1,651,012
Notes receivables	71,448	104,747
Receivables from related parties	19,278	17,604

	2,157,424	1,773,363
Allowance for doubtful accounts (see Note 24 (i))	(34,128)	(24,530)

	2,123,296	1,748,833

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2008
Guaranteed	929,566	742,854	173,687	13,025
Not guaranteed	1,227,858	914,784	281,946	31,128

Guaranteed and not guaranteed	2,157,424	1,657,638	455,633	44,153
Allowance for doubtful accounts	(34,128)	(246)	(2,997)	(30,885)

Net Value	2,123,296	1,657,392	452,636	13,268

At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627

Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	—	(789)	(23,741)

Net Value	1,748,833	1,450,753	255,353	42,727

No material financial assets that are fully performing have been renegotiated in the last year.

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2008	2007
Other investments
Financial assets	45,863	87,530

Cash and cash equivalents
Cash and short - term liquid investments	1,538,769	962,497

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

20	Borrowings

	Year ended December 31,
	2008	2007
Non-Current
Bank borrowings	1,225,267	2,858,122
Other loans	22,803	24,071
Finance lease liabilities	564	1,067
Costs of issue of debt	(7,586)	(13,794)

	1,241,048	2,869,466
Current
Bank Borrowings	1,608,467	1,119,004
Other loans	119,135	32,521
Bank Overdrafts	13,747	8,194
Finance lease liabilities	368	696
Costs of issue of debt	(5,750)	(9,636)

	1,735,967	1,150,779

Total Borrowings	2,977,015	4,020,245

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2008
Financial lease	368	165	160	160	79	—	932
Other borrowings	1,735,599	527,379	511,125	135,615	50,064	16,301	2,976,083

Total borrowings	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

Interest to be accrued	98,668	24,163	16,329	5,896	1,920	2,030	149,006

Total borrowings plus interest to be accrued	1,834,635	551,707	527,614	141,671	52,063	18,331	3,126,021

Significant borrowings include:

	In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Tenaris	Syndicated	1,000.0	250.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	288.3	October 2009
March 2005	Tamsa	Syndicated	300.0	180.0	March 2010
October 2006	Tamsa	Syndicated	700.0	466.7	October 2011
October 2006	Maverick	Syndicated	750.0	452.3	October 2011
October 2006	Dalmine	Syndicated	150.0	100.0	October 2011
May 2007	Hydril	Syndicated	300.0	233.0	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

(*)	At the Company’s option this loan may be extended until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

20	Borrowings (Cont.)

Tenaris’ consolidated debt includes $57 million of Dalmine and $11 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2008, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007. The changes in interest rate are basically due to changes in floating interest rate.

	2008	2007
Bank borrowings	5.23%	5.80%
Other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	2,268,381	3,448,850
USD	Fixed	20	18
EUR	Variable	14,310	34,268
EUR	Fixed	5,133	6,772
BRL	Variable	11,397	20,596

		2,299,241	3,510,504
Less: Current portion of medium and long-term loans		(1,073,974)	(652,382)

Total non current bank borrowings		1,225,267	2,858,122

Non current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	28,032	26,412

		28,032	26,412
Less: Current portion of medium and long-term loans		(5,229)	(2,341)

Total non current other loans		22,803	24,071

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	195	367
EUR	Variable	—	66
COP	Variable	—	74
USD	Fixed	737	14
JPY	Fixed	—	1,242

		932	1,763
Less: Current portion of medium and long-term loans		(368)	(696)

Total non current finance leases		564	1,067

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

20	Borrowings (Cont.)

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2008	2007
Property, plant and equipment mortgages	247,143	366,960

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	1,134,416	626,946
USD	Fixed	76,472	194,098
EUR	Variable	251,138	209,418
EUR	Fixed	837	1,432
CNY	Variable	3,951	—
BRL	Variable	5,370	6,665
ARS	Fixed	115,541	32,383
MXN	Fixed	—	40,981
VEB	Variable	20,509	—
VEB	Fixed	233	7,081

Total current bank borrowings		1,608,467	1,119,004

Bank overdrafts

	Year ended December 31,
Currency	2008	2007
USD	51	260
EUR	24	40
ARS	8,871	5,523
VEB	44	57
CAD	—	9
NGN	4,051	2,187
COP	706	116
RON	—	2

Total current bank overdrafts	13,747	8,194

Current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Variable	111,448	28,920
USD	Variable	2,186	3,530
USD	Fixed	5,229	—
CAD	Variable	1	—
AED	Variable	271	71

Total Current other loans		119,135	32,521

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

20	Borrowings (Cont.)

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	189	173
EUR	Variable	—	24
COP	Variable	—	74
JPY	Fixed	—	420
USD	Fixed	179	5

Total current finance leases		368	696

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	923,246	700,304
Translation differences	(49,022)	27,666
Increase due to business combinations	—	353,845
Deconsolidation / Transfer to held for sale	(464)	(68,086)
Reclassifications	2,421	—
Income statement credit	(240,754)	(97,799)
Effect of currency translation on tax base	10,704	(5,654)
Deferred employees’ statutory profit sharing charge	17,384	12,970

At the end of the year	663,515	923,246

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	300,459	39,620	893,757	1,233,836
Translation differences	(37,609)	(5,137)	(22,281)	(65,027)
Deconsolidation / Transfer to held for sale	—	—	(464)	(464)
Income statement charge / (credit)	(20,424)	14,693	(108,776)	(114,507)

At December 31, 2008	242,426	49,176	762,236	1,053,838

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

21	Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)

At December 31,2007	300,459	39,620	893,757	1,233,836

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)
Translation differences	5,243	211	46	10,505	16,005
Reclassifications	—	—	—	2,421	2,421
Income statement charge / (credit)	(17,569)	(75,528)	(394)	(4,668)	(98,159)

At December 31, 2008	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907

At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2008	2007
Deferred tax assets	(390,323)	(310,590)
Deferred tax liabilities	1,053,838	1,233,836

	663,515	923,246

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2008	2007
Deferred tax assets to be recovered after 12 months	(71,849)	(74,741)
Deferred tax liabilities to be recovered after 12 months	1,002,325	1,214,468

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2008	2007
Employee liabilities
Employee’s statutory profit sharing	26,381	51,217
Employee severance indemnity (a)	56,939	59,862
Pension benefits (b)	39,130	41,877
Employee retention and long term incentive program	10,406	11,120

	132,856	164,076

Taxes payable	12,605	8,723
Derivative financial instruments	55,926	45
Miscellaneous	21,755	12,566

	90,286	21,334

	223,142	185,410

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2008	2007
Total included in non-current Employee liabilities	56,939	59,862

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	16,343	7,877
Interest cost	2,825	3,054

Total included in Labor costs	19,168	10,931

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	2% - 4%	2% - 4%

(b) Pension benefits

•	Unfunded

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	40,336	36,153
Unrecognized actuarial losses	(14,577)	(13,137)

Liability in the balance sheet	25,759	23,016

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Unfunded (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	555	423
Interest cost	1,776	1,548
Net actuarial losses recognized in the year	395	195

Total included in Labor costs	2,726	2,166

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	23,016	19,657
Translation differences	(1,857)	1,617
Transfers, reclassifications and new participants of the plan	3,013	422
Total expense	2,726	2,166
Contributions paid	(1,139)	(5,499)
Increase due to business combinations	—	7,103
Deconsolidation / Transfer to held for sale	—	(2,450)

At the end of the year	25,759	23,016

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

•	Funded

	Year ended December 31,
	2008	2007
Present value of funded obligations	120,360	142,452
Unrecognized actuarial losses	(7,476)	(1,404)
Fair value of the plan assets	(99,513)	(122,187)

Liability in the balance sheet	13,371	18,861

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	2,327	4,826
Interest cost	6,995	6,391
Net actuarial gains recognized in the year	(60)	(4,452)
Expected return on plan assets	(5,043)	(1,477)
Curtailments and settlements	(312)	—

Total included in Labor costs	3,907	5,288

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Funded (Cont.)

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	142,452	87,153
Translation differences	(21,016)	14,240
Transfers, reclassifications and new participants of the plan	6,735	(839)
Total expense	8,696	10,437
Increase due to business combinations	—	35,816
Actuarial gains and losses	(10,767)	3,455
Benefits paid	(5,740)	(7,730)
Other	—	(80)

At the end of the year	120,360	142,452

Movement in the fair value of plan assets:

	Year ended December 31,
	2008	2007
At the beginning of the year	(123,591)	(70,743)
Reclassifications, transfers and new participants of the plan	(6,213)	—
Expected return on plan assets	(5,043)	(7,074)
Actuarial gains and losses	11,021	(1,530)
Translation differences	17,452	(11,992)
Contributions paid	(6,355)	(5,694)
Benefits paid	5,740	7,730
Increase due to business combinations	—	(34,288)

At the end of the year	(106,989)	(123,591)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

(ii) Other liabilities – current

	Year ended December 31,
	2008	2007
Payroll and social security payable	166,139	187,851
Liabilities with related parties	1,424	7,846
Derivative financial instruments	21,866	15,506
Miscellaneous	53,191	41,001

	242,620	252,204

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2008	2007
Values at the beginning of the year	(10,583)	(14,120)
Translation differences	1,157	141
Reversals / Additional allowances	(71)	(558)
Reclassifications	(551)	—
Used	5,031	3,954

At December 31,	(5,017)	(10,583)

(ii)	Liabilities

	Year ended December 31,
	2008	2007
Values at the beginning of the year	97,912	92,027
Translation differences	(12,636)	6,747
Increase due to business combinations	—	2,997
Deconsolidation / Transfer to held for sale	—	(780)
Reversals / Additional provisions	25,604	22,393
Reclassifications	(8,408)	(4,534)
Used	(12,946)	(20,938)

At December 31,	89,526	97,912

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2008
Values at the beginning of the year	(24,530)	(7,284)	(102,211)
Translation differences	709	208	6,552
Reversals / Additional allowances	(13,901)	238	2,355
Reclassifications	—	551	—
Used	3,594	1,040	(40)

At December 31, 2008	(34,128)	(5,247)	(93,344)

Year ended December 31, 2007
Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	—	—	(3,527)
Used	5,022	1,225	8,318

At December 31, 2007	(24,530)	(7,284)	(102,211)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2008
Values at the beginning of the year	9,136	10,206	19,342
Translation differences	3	(1,369)	(1,366)
Reversals / Additional allowances	5,222	6,667	11,889
Reclassifications	—	8,408	8,408
Used	(5,043)	(4,719)	(9,762)

At December 31, 2008	9,318	19,193	28,511

Year ended December 31, 2007
Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	—	3,471
Deconsolidation / Transfer to held for sale	(3,157)	—	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	—	(3,527)
Used	(12,130)	(5,016)	(17,146)

At December 31, 2007	9,136	10,206	19,342

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2008	2007
Contracts with positive fair values
Forward foreign exchange contracts	41,509	15,258
Contracts with negative fair values
Interest rate swap contracts	(29,220)	(3,013)
Forward foreign exchange contracts	(17,814)	(22,215)
Embedded Canadian Dollar forward purchases	(30,758)	9,677

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

25	Derivative financial instruments (Cont.)

Exchange rate derivatives (Cont.)

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Currencies	Contract	Term	Fair Value at Dec-08	Fair Value at Dec-07
USD/EUR	Euro Purchases	2009	11,320	1,408
USD/JPY	Japanese Yen Purchases	2009	217	(1,157)
BRL/USD	Brazilian Real Sales	2009	11,109	(126)
KWD/USD	Kuwaiti Dinar Sales	2009	857	(10,821)
BRL/EUR	Euro Purchases	2009	4,901	—
MXN/EUR	Euro Purchases	2009	8,186	—
COP/USD	Colombian Peso Sales	2008	—	111
GBP/USD	Great Britain Pound Sales	2008	—	152
USD/MXN	Mexican Peso Purchases	2008	—	327
CAD/USD	Canadian Dollar Sales	2009	(1,631)	3,062
RON/USD	Romanian Leu Sales	2009	(984)	87
USD/ARS	Argentine Peso Purchases	2009	(10,280)	—

Subtotal			23,695	(6,957)
USD/CAD	Embedded Canadian Dollar Purchases	2017	(30,758)	9,677

Total			(7,063)	2,720

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.

Variable interest rate swaps

In order to minimize the volatility effect of floating rates on future interest rate payments, Tenaris has entered into a number of swaps with knock in, partially hedging the outstanding debt. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of certain period. A total notional amount of $500 million was covered by these instruments. The first interest rate fixing dates on the underlying risk shall occur in April, May and June 2009.

Derivative financial instruments breakdown is as follows:

Type of derivative	Receive Reference rate	Term	Notional amount	Fair Value at Dec-08	Fair Value at Dec-07
Interest rate collars	Libor 6M	2008	800,000	—	(2,922)
Pay fixed/Receive variable	Euribor	2009/2010	3,054	(82)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	500,000	(29,138)	—

			1,303,054	(29,220)	(3,013)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

25	Derivative financial instruments (Cont.)

Hedge Accounting

Tenaris applies hedge acccounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2008.

•	Foreign Exchange Hedge

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Currencies	Contract	Term	2008	2007	2008	2007
USD/EUR	Euro Forward Purchases	2008	—	972	—	972
KWD/USD	Kuwaiti Dinar Forward Sales	2008	—	(6,434)	—	(6,434)
BRL/EUR	Euro Forward Purchases	2009	4,901	—	6,716	—
BRL/USD	Brazilian Real Forward Sales	2008	—	—	362	—
MXN/EUR	Euro Forward Purchases	2009	5,432	—	5,671	—

			10,333	(5,462)	12,749	(5,462)

•	Interest Rate Hedge

Type of Derivative	Rate	Term	Rate	Notional Amount	Fair Value		Hedge Accounting Reserve
					Year ended December 31,		Year ended December 31,
					2008	2007	2008	2007
Interest rate collars	Libor 6M	2008	4.45% - 5.4%	800,000	—	(2,922)	—	(2,922)
Pay fixed / Receive variable	Euribor	2009/2010	5.72%	3,054	(82)	(91)	(106)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	500,000	(29,138)	—	(29,631)	—

					(29,220)	(3,013)	(29,737)	(3,013)

During 2008, total ineffectiveness recognized in profit and loss originated in cash flow hedge was $5.2 million.

The following is a summary of the hedge reserve evolution not including tax effect:

	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07	Movements 2008	Equity Reserve Dec-08
Foreign Exchange	811	(6,273)	(5,462)	18,211	12,749
Interest Rate	1,267	(4,280)	(3,013)	(26,724)	(29,737)

Total Cash flow Hedge	2,078	(10,553)	(8,475)	(8,513)	(16,988)

26	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 16 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 39 asbestos related out-of-court claims have been forwarded to Dalmine.

As of December 31, 2008, the total claims pending against Dalmine were 55 (of which, none are covered by insurance): during 2008, 9 new claims were filed, 4 claims were adjudicated, out of which 4 were paid, no claim was dismissed and 6 claims were settled. Aggregate settlement costs to date for Tenaris are Euro 6.9 million ($9.6 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 17 million ($23.7 million).

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

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who tendered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, “Law Debenture” (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS83.5 million (approximately $24.3 million) at December 31, 2008, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of $2.3 million has been recorded in these Consolidated Financial Statements.

Labor Claim

In January 2002 several workers filed a lawsuit against Tubos de Acero de Venezuela S.A., a Tenaris’s subsidiary (“TAVSA”) arguing that such company had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value is approximately $31.8 million. A decision concerning the admissible number of plaintiff’s is currently pending for oral arguments before the Supreme Court of Justice. TAVSA believes it has meritorious defenses and is vigorously defending the litigation. A provision in the amount of $2.1 million has been recorded in these Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•

A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $732 million.

•

A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $266.4 million.

•

A Tenaris company is a party to a three year gas purchase contract with E.ON Energia spa, under which it committed to purchase a minimum quantity of gas (“TOP”). The estimated aggregate amount of the contract at current prices is approximately $117 million. The Tenaris company has the possibility to reduce its commitment in a percentage of approximately 13%.

•

A Tenaris company is a party to a contract with SMS Meer GmbH for the purchase of equipment, engineering, training and other services related to the equipment for an outstanding amount of approximately $165 million.

•

A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2008, the outstanding value of this commitment was approximately $39.7 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.)

•

In August 2004 a Tenaris company organized in Venezuela, entered into a ten-year off-take contract pursuant to which it is required to sell to Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of its HBI production. In addition, Sidor has the right to increase its proportion on Tenaris subsidiary production by an extra 19.9% until reaching 49.8% of its HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Tenaris subsidiary or Sidor object its renewal upon one-year notice.

•

In July 2004, a Tenaris company entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The estimated aggregated amount of the contract at contract prices is approximately $40.6 million.

•

A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2008, shareholders’ equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2008	3,174,932

Total shareholders equity in accordance with Luxembourg law	5,083,256

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,338,868
Other income and expenses for the year ended December 31, 2008	(115,305)
Dividends paid	(448,604)

Retained earnings at December 31, 2008 under Luxembourg law	3,174,932

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

27	Business combinations and other acquisitions

(a) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

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

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion plus accrued interest thereon.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

The assets and liabilities arising from the acquisitions are as follows:

Year ended December 31, 2007
Other assets and liabilities (net)	(348,876)
Property, plant and equipment	152,540
Customer relationships	593,800
Trade names	149,100
Proprietary technology	333,400
Goodwill	1,042,015

Net assets acquired	1,921,979
Minority interest	5,283

Sub-total	1,927,262
Cash-acquired	117,326

Purchase consideration	2,044,588
Liabilities paid as part of purchase agreement	—

Total disbursement	2,044,588

(*)	Includes costs directly to the acquisition

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

27	Business combinations and other acquisitions (Cont.)

(b) Minority Interest

During the year ended December 31, 2008, additional shares of Confab, Dalmine, Donasid and Energy Network were acquired from minority shareholders for approximately $18.6 million.

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

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand. The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio).

During 2007, the Company’s syndicated loan facility in an aggregate amount of $500 was fully prepaid, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

In 2008, Maverick prepaid a principal amount of $ 78 million of its syndicated loan.

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

At December 31, 2008, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $8.57 per ADS, giving Tenaris’ ownership stake a market value of approximately $197 million. At December 31, 2008, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $504 million. See Note II.B.2.

28	Cash flow disclosures

	Year ended December 31,
	2008	2007	2006
(i) Changes in working capital
Inventories	(492,545)	(252,810)	(455,567)
Receivables and prepayments	12,079	2,080	(181,878)
Trade receivables	(374,463)	(115,838)	(226,678)
Other liabilities	(71,638)	127,434	7,605
Customer advances	(174,014)	113,548	236,446
Trade payables	48,949	15,161	150,555

	(1,051,632)	(110,425)	(469,517)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

28	Cash flow disclosures (Cont.)

	Year ended December 31,
	2008	2007	2006
(ii) Income tax accruals less payments
Tax accrued (*)	1,011,675	833,378	873,967
Taxes paid	(1,236,713)	(1,226,433)	(817,131)

	(225,038)	(393,055)	56,836

(*)	Does not include tax accrued on the sale of Pressure Control, which was included in discontinued operations.

(iii) Interestaccruals less payments, net
Interest accrued	136,737	183,995	32,237
Interest received	83,241	62,697	11,150
Interest paid	(164,486)	(267,994)	(21,478)

	55,492	(21,302)	21,909

(iv) Cash and cash equivalents
Cash and short term liquid investments	1,538,769	962,497	1,372,329
Bank overdrafts	(13,747)	(8,194)	(7,300)
Restricted bank deposits	—	—	(21)

	1,525,022	954,303	1,365,008

29	Current and non current assets held for sale and discontinued operations

Sale of the pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:

At March 31, 2008
Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643

Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291

Liabilities associated with current and non-current assets held for sale	269,875

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

29	Current and non current assets held for sale and discontinued operations (Cont.)

Analysis of the result of discontinued operations:

(i) Income for discontinued operations

	(*) Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Income for discontinued operations	16,787	34,492	7,195
After tax gain on disposal of operations	394,323	—	39,985

Net income for discontinued operations	411,110	34,492	47,180

(*)	Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations

(ii)	Net cash flows attributable to discontinued operations

Cash flows provided by operating activities in 2008 and 2007 amounted to $40.7 million and $42.1 million, respectively. Cash flow used in investing activities in 2008 and 2007 amounted to $3.4 million and $8.6 million, respectively. Cash flows used in financing activities in 2007 amounted to $22.0 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30	Related party transactions

Based on the information most recently available to the Company, as of December 31, 2008:

•	San Faustin N.V. owned 717,440,187 shares in the Company, representing 60.77% of the Company’s capital and voting rights.

•	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•

Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A..

•	Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

Year ended December 31, 2008
	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	74,420	37,636	112,056
Sales of services	19,444	4,205	23,649

	93,864	41,841	135,705

(b) Purchases of goods and services
Purchases of goods	123,704	24,161	147,865
Purchases of services	125,161	79,037	204,198

	248,865	103,198	352,063

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

30	Related party transactions (Cont.)

Year ended December 31, 2007
	Associated (2)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	98,141	39,307	137,448
Sales of services	18,712	5,110	23,822

	116,853	44,417	161,270

(b) Purchases of goods and services
Purchases of goods	254,063	27,277	281,340
Purchases of services	94,152	70,205	164,357

	348,215	97,482	445,697

Year ended December 31, 2006
	Associated (3)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	120,890	56,524	177,414
Sales of services	18,852	3,664	22,516

	139,742	60,188	199,930

(b) Purchases of goods and services
Purchases of goods	103,003	33,930	136,933
Purchases of services	17,168	80,485	97,653

	120,171	114,415	234,586

At December 31, 2008
	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	50,137	15,504	65,641
Payables to related parties	(44,470)	(5,974)	(50,444)

	5,667	9,530	15,197

(b) Financial debt
Borrowings	(2,294)	—	(2,294)

At December 31, 2007
	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	45,773	8,015	53,788
Payables to related parties	(61,597)	(7,379)	(68,976)

	(15,824)	636	(15,188)

(b) Financial debt

Borrowings (5)	(27,482)	—	(27,482)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

30	Related party transactions (Cont.)

At December 31, 2006
	Associated (4)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	25,400	14,429	39,829
Payables to related parties	(37,920)	(13,388)	(51,308)

	(12,520)	1,041	(11,479)

(b) Other balances

Receivables	2,079	—	2,079

(c) Financial debt

Borrowings (6)	(60,101)	—	(60,101)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal Internacional Private Ltd.

(2)	Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm, Hydril Jindal Internacional Private Ltd. and TMK – Hydril JV.

(3)	Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).

(4)	Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.

(5)	Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.

(6)	Includes loan from Sidor to Matesi of $58.4 at December 31, 2006.

Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2008, 2007 and 2006 amounts to $22.5 million, $20.0 million and $16.8 million respectively.

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2008, 2007 and 2006.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	40%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	100%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK C&P, INC.	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE. LLC (e)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

31	Principal subsidiaries (Cont.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of steel products	100%	99%	99%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD.	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding Company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries	Ireland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*)	All percentages rounded.

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 40% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.

(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.

(c)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.

(d)	Tenaris holds 95% of Tenaris Supply Chain S.A and 95% of Tenaris Saudi Arabia Limited.

(e)	Continuing company of Maverick Tube LLC. and Tenaris Hickman L.P.

32	Investment in Ternium: Sidor nationalization process

On December 31, 2008, the Company held 11.46% of the capital stock of Ternium S.A.

On March 31, 2008 Ternium controlled shares representing approximately 59.7% of Sidor’s capital, while Corporación Venezolana de Guayana (“CVG”) (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, including expropriation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

32	Investment in Ternium: Sidor nationalization process (Cont.)

On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region, dated April 30, 2008 (the “Decree”) was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The Decree provided for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela.

On July 12, 2008, upon expiration of the above mentioned term, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection to the latest proposal submitted by Ternium as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the Sidor shares.

Ternium valued its investment in Sidor at its carrying amount of $1.3 billion. In determining fair value using several valuation techniques, in all cases Ternium concluded that the amount of expected compensation for its Sidor asset would be higher than its carrying amount and, consequently, did not recognize any impairment loss in connection with that asset. Ternium reported, however, that the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, following the guidance set forth in paragraphs 46(c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor asset at its carrying amount.

33	Subsequent event

Annual Dividend Proposal

On February 25, 2009 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on June 3, 2009, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid. These Consolidated Financial Statements do not reflect this dividend payable.

Tenaris to acquire control of Seamless Pipe Indonesia Jaya

Tenaris has signed an agreement to acquire from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $73.5 million, with $24.9 million being payable as consideration for SPIJ’s equity and $48.6 million as consideration for the assignment of certain sellers’ loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

The acquisition is subject to customary conditions, including regulatory approval and compliance with certain minority shareholder rights.

34. Update as of June 30, 20091

a) Acquisition of Seamless Pipe Indonesia Jaya

In April 2009, we completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $72.5 million,

[1]	This note was added subsequent to the approval of the financial statements at the Annual General Meeting of Shareholders of the Company held on June 3, 2009.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006 with $24.9 million payable as consideration for SPIJ’s equity and $47.6 million payable as consideration for the assignment of certain sellers’ loan to SPIJ.

b) Sidor Nationalization Process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, will be paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

c) Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries Tavsa and, Matesi, and Comsigua, in which the Company has a minority interest. On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM rejecting the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID. The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

d) Annual General Meeting of Shareholders

On June 3, 2009, the Annual General Meeting of shareholders of the Company approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and annual accounts for the year ended December 31, 2008, as well as the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million. The amount approved includes the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance of the annual dividend amounting to $0.30 per share ($0.60 per ADS), or approximately $354 million, was paid on June 25, 2009, with an ex-dividend date of June 22, 2009.

In addition, the Annual General Meeting of shareholders re-elected the then current members of the board of directors to serve until the next annual shareholders meeting (to be held in June 2010); and re-appointed PricewaterhouseCoopers as Tenaris’s independent auditors for the 2009 fiscal year.

The Annual General Meeting of shareholders also resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the nominal value of the shares so acquired, together with shares previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions of shares made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s shares of common stock in the stock exchange through which the Company’s shares of common stock are acquired, during the five trading days in which transactions in the shares were recorded in such stock exchange preceding (but excluding) the day on which the Company’s shares of common stock are purchased, and for over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADSs

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006 in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the Company’s ADSs are purchased; and, in the case of purchases of shares other than in the form of ADSs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADSs.

e) Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA. The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Ricardo Soler
Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2009	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 6, 2007*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon**

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The updated and consolidated articles of association are incorporated by reference to the annual report on Form 20-F filed by Tenaris S.A. on June 29, 2007 (File No. 001-31518)
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).