Form 20-F
period 2009-12-31
TENARIS SA
filed 2010-06-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue NW Washington, DC 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•

References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies (“AP”) A and B to our audited consolidated financial statements included in this annual report.

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

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

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

The “representative exchange rates”, as published by the International Monetary Fund, or IMF, quoted as currency units per U.S. dollar were the following on December 31, 2009: €1.00=$1.4406; BRL1.7404=$1.00; GBP1.00=$1.6195; CAD1.0466=$1.00; CNY6.8282=$1.00; MXP13.0659=$1.00; and the following on December 30, 2009: JPY92.06=$1.00. The exchange rate between the U.S. dollar and the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS3.80=$1.00 on December 31, 2009. The exchange rate between the U.S. dollar and the Romanian lei (as published by the National Bank of Romania) was RON2.9361=$1.00 on December 31, 2009. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors, which could cause actual results to differ materially from those described in the forward-looking statements, include the risks related to our business discussed under Item 3. D. “Key Information – Risk Factors” among them, the following:

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PricewaterhouseCoopers. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Currencies”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2009	2008	2007	2006	2005
Selected consolidated income statement data(1)

Continuing operations
Net sales	8,149,320	11,987,760	9,874,312	7,559,485	6,051,418
Cost of sales	(4,864,922)	(6,698,285)	(5,408,984)	(3,783,978)	(3,321,483)

Gross profit	3,284,398	5,289,475	4,465,328	3,775,507	2,729,935
Selling, general and administrative expenses	(1,473,791)	(1,787,952)	(1,551,836)	(1,041,396)	(818,738)
Other operating income (expenses), net	3,000	(375,873)	3,480	7,828	(1,515)

Operating income	1,813,607	3,125,650	2,916,972	2,741,939	1,909,682
Interest income	30,831	48,711	92,733	60,767	23,747
Interest expense	(118,301)	(179,885)	(270,705)	(86,936)	(47,417)
Other financial results	(64,230)	(99,850)	(22,358)	27,264	(65,540)

Income before equity in earnings of associated companies and income tax	1,661,907	2,894,626	2,716,642	2,743,034	1,820,472
Equity in earnings of associated companies	87,041	89,423	113,062	94,697	117,219

Income before income tax	1,748,948	2,984,049	2,829,704	2,837,731	1,937,691
Income tax	(513,211)	(1,015,334)	(805,773)	(861,999)	(563,271)

Income for continuing operations (2)	1,235,737	1,968,715	2,023,931	1,975,732	1,374,420

Discontinued operations
Result for discontinued operations	(28,138)	306,905	52,128	83,672	12,912

Income for the year (2)	1,207,599	2,275,620	2,076,059	2,059,404	1,387,332
Income attributable to (2):
Equity holders of the Company	1,161,555	2,124,802	1,923,748	1,945,314	1,277,547
Minority interest	46,044	150,818	152,311	114,090	109,785

Income for the year (2)	1,207,599	2,275,620	2,076,059	2,059,404	1,387,332

Depreciation and amortization	(504,864)	(532,934)	(514,820)	(255,004)	(214,227)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.00	1.49	1.58	1.59	1.07
Basic and diluted earnings per share	0.98	1.80	1.63	1.65	1.08
Dividends per share(3)	0.34	0.43	0.38	0.30	0.30

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009, 2007 and 2006, mainly due to the nationalization of certain Venezuelan subsidiaries in 2009 and the sale of a majority ownership in Dalmine Energie. For more information on the nationalization of these Venezuelan subsidiaries, see note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2009	2008	2007	2006	2005
Selected consolidated financial position data

Current assets	5.621,841	7,252,417	(1)6,514,043	6,028,832	3,773,284
Property, plant and equipment, net	3,254,587	2,982,871	3,269,007	2,939,241	2,230,038
Other non-current assets	4,606,880	4,865,424	5,461,537	3,627,169	702,706

Total assets	13,483,308	15,100,712	15,244,587	12,595,242	6,706,028

Current liabilities	1,970,470	3,790,017	(1)3,328,066	2,765,504	1,699,101
Non-current borrowings	655,181	1,241,048	2,869,466	2,857,046	678,112
Deferred tax liabilities	860,787	1,053,838	1,233,836	991,945	353,395
Other non-current liabilities	276,034	313,922	283,369	279,117	199,547

Total liabilities	3,762,472	6,398,825	7,714,737	6,893,612	2,930,155
Capital and reserves attributable to the Company’s equity holders	9,092,164	8,176,571	7,006,277	5,338,619	3,507,802
Minority interest	628,672	525,316	523,573	363,011	268,071

Equity	9,720,836	8,701,887	7,529,850	5,701,630	3,775,873

Total liabilities and equity	13,483,308	15,100,712	15,244,587	12,595,242	6,706,028

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	In 2007, “current assets” includes current and non current assets held for sale ($651.2 million), relating to the divestment of Hydril’s pressure control business and “current liabilities” includes liabilities associated with such assets ($267.0 million).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, revenues, financial condition and results of operations, which could in turn affect the price of Shares and ADSs.

Risks Relating to our Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition.

The global economic downturn during 2008 and 2009 has adversely impacted, and may continue to adversely impact, our revenue, profitability and financial condition.

The recent global financial and economic crisis, which started in September 2008 and lasted through much of 2009, and the slowdown in economic activity caused by the global recession, reduced worldwide demand for energy and resulted in a significant decline in oil and gas prices. This decrease in oil and gas prices, coupled with a shortage of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide reduced the level of drilling, gathering, transportation and processing activities and caused many of our customers to reduce or delay their oil and gas exploration and production spending in 2009, which consequently reduced the demand for, and price of, our products and services. This had, and to some extent continues to have and may continue to have, a negative impact on our business, revenues, profitability and financial condition.

We responded to the crisis and the fall in demand for our products by adjusting production levels and reducing working capital and structural costs. These measures helped us weather the crisis. Although demand, production levels and prices in certain segments and markets have recovered and stabilized to a certain degree, the extent, timing and duration of the recovery and potential return to pre-crisis levels remains uncertain. It is difficult to predict the duration or severity of the global economic downturn, or to what extent it will continue to affect us. A continued or renewed recession, or the public perception that a recession is continuing, or an unsustainable recovery and persistent weak economic conditions in any of our key markets could continue to depress demand for our products and adversely affect our business.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. Demand for oil country tubular goods, or OCTG, has suffered a strong adjustment in 2009, as a result of the decline in oil and gas drilling activity and efforts to reduce inventories, particularly in North America. Similarly, sales in the Middle East and Africa in 2008 and 2009 were adversely affected by inventory adjustments following inventory build-ups in 2006 and the first half of 2007.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia have increased production capacity and entered export markets. In addition, some of these producers are improving the range, quality and technology of their pipes, thereby increasing their ability to compete with us. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the implementation of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and their subsequent implementation. The implementation of such projects varies significantly from year to year. For example, our sales of pipes for pipelines projects were weak in 2006 as large projects in Brazil and Argentina were delayed; in 2007 and 2008, they increased as pipeline projects began to be implemented when average selling prices of pipes rose; in 2009, net sales of these products fell again, as many of the projects were concluded and the order backlog declined throughout the year. Accordingly, our pipeline project revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, the impact of the credit crisis on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. During the second half of 2008, the cost of raw materials used in our business fell steeply as the recessionary environment had an almost immediate impact on global steelmaking activity. The cost of raw materials stabilized during the first part of 2009 and started an upward trend in the second part of 2009, which continued in 2010. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could affect operations at our facilities in Argentina. See “—Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

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

Significant portions of our operations are located in countries with a history of political volatility or instability, including Argentina, Brazil, Colombia, Indonesia, Mexico and Romania. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inability to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations, that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

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

•

An increase of unemployment in Argentina may lead the government to impose restrictions to, or make more expensive, collective dismissals or suspension of labor contracts which would affect our ability to efficiently manage our business in response to an expected lower demand of our products and services. In addition, adverse economic conditions in the country, coupled with any plan we may adopt to reduce costs and production, could result in strikes or work stoppages at various facilities. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on our operations and financial results.

•

The Argentine government has increased taxes on our operations in Argentina through several methods. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•

Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we are taking measures to limit the effect of supply restrictions on our operations in Argentina, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to similarly limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

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

•

The Argentine government has imposed export restrictions and/or export taxes on certain activities, mainly in connection with commodities, gas and oil. Even though the Argentine government has not yet imposed any export restrictions concerning our activities, if any such restrictions were to be imposed, our business and operations in Argentina could be adversely affected.

•

In October 2008, the retirement and pension funds administrators (“AFJPs”), which were the largest institutional investors in the local capital market, were eliminated, thereby significantly reducing liquidity of the Argentine capital market.

Similarly, we currently have significant exposure to political and economic developments in Venezuela, including the following:

•

We have a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A, or Tavsa, which owns a seamless steel pipe plant located within Sidor C.A.’s iron and steel manufacturing complex. The plant uses steel bars supplied by Sidor as its principal raw material, and is also dependent on Sidor for the supply of energy and other inputs. Additionally, in July 2004, together with Sidor, we acquired an industrial facility, Matesi Materiales Siderúrgicos S.A., or Matesi, in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. We also own a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, Tavsa, Matesi and Comsigua. On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela, or MIBAM, issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, we sent response letters to the MIBAM aknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing our representatives to the transition committees, and reserving all of our rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between us or our subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by the International Center for Settlement of Investment Disputes (ICSID). On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Tavsa, Matesi and Comsigua’s assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the companies; each transition committee must ensure the nationalization of each of them and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant entity, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. Decree 6796 also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts. On August 19, 2009, we announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi. On November 17, 2009, we announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. Our representatives in Tavsa’s board of directors have ceased their functions. Our investments in these Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process. For more information on the nationalization of these Venezuelan companies, see note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

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

We plan to continue implementing our business strategy of developing higher value products designed to serve and meet the needs of customers operating in demanding environments, developing and offering additional value-added services, which enable us to integrate our production activities with the customer’s supply chain, and continuing to pursue strategic investment opportunities. Any of these components of our overall business strategy could cost more than anticipated or may not be successfully implemented or could be delayed or abandoned. For example, we may fail to develop products that differentiate us from our competitors or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

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

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during recent years. For example, in April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities; in May 2007, we acquired Hydril Corporation, or

Hydril, a leading North American producer of premium connections and pressure control products for the oil and gas industry; and in October 2006, we acquired Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia. We will continue to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our SPIJ, Hydril and Maverick acquisitions, and other past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

As of December 31, 2009, we had $1,804.7 million in goodwill, which are exposed to impairment tests and correspond mainly to the acquisition of Maverick ($771.3 million) and Hydril ($919.9 million). In 2008, as a consequence of changes in market conditions, we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to intangible assets originated from the acquisition of Maverick in 2006). No impairment charge was recorded in 2009. For more information on impairment tests and charges see Item 5 “Operating and Financial Review and Prospects – Critical Accounting Estimates – Impairment and recoverability of goodwill and other assets”.

Management judgment is required to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and deferred taxes may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations and financial condition. No assurance can be given as to the absence of significant impairment charges in future periods, particularly if market conditions deteriorate further.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values could adversely affect our financial condition and results of operations.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. For a discussion of an ongoing review by the audit committee of the Company’s board of directors of certain matters related to these laws, see Item 8.A “Consolidated Statements and Other Financial Information – Legal Proceedings –Ongoing investigation”. Violations of the foregoing laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary. While standards in the EU, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially lesser requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts that were in compliance with all applicable laws at the time they were performed.

Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The ultimate impact of complying with environmental laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Our oil and gas casing, tubing and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage from the release of hydrocarbons. Similarly, defects in specialty tubing products could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production.

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

The Company conducts its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase Shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends.

In addition, the Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. See Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

The Company’s tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime applicable to the Company, in the future we may be subject to a higher tax burden and holders of Shares or ADSs may be subject to tax withholdings.

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime and the “billionaire” provisions relating thereto. 1929 holding companies are exempt from Luxembourg corporate income tax over income derived from low tax jurisdictions and withholding tax over dividends distributed to holders of Shares and ADSs. Following a decision by the European Commission, the Grand-Duchy of Luxembourg terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies, including the Company, are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and holders of Shares or ADSs may be subject to tax withholdings.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of May 31, 2010, San Faustin beneficially owned 60.4% of the Shares. Rocca & Partners controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, Rocca & Partners is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “– Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to Shares and ADSs

In deciding whether to purchase, hold or sell Shares or ADSs, you may not have access to as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain material aspects from U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the right to vote, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited Shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders rights in connection with the deposited Shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADS or the instructions are not in proper form, then the Depositary shall deem such holder of ADS to have instructed the Depositary to vote the underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of Shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until August 2, 2012. The Company may, however, issue Shares without preemptive rights only if the newly-issued Shares are issued for consideration other than cash, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for Shares underlying their ADSs unless additional Shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of Shares and ADSs of the preemptive rights for Shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional Shares. We may decide not to register any additional Share, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to enforce judgments against us in U.S. courts.

The Company is a corporation organized under the laws of Luxembourg, and most of its assets are located outside the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, directors and officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.	Information on the Company

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

We provide tubular products and related services to our customers around the world through global business units serving specific market segments and local business units serving the regional markets where we have our main production facilities. Our global business units include:

•

Tenaris Oilfield Services, focused on the tubular needs of oil and gas companies in their drilling activities. Effective July 1, 2010, our Oilfield Services global business unit will be dissolved and its operations will be allocated to other business units;

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

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)[1];

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007); and

•	SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009).

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

[1]

In 2009, the Venezuelan government announced the nationalization of Tavsa. For more information on the Tavsa nationalization process, see note 32 (b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our consolidated financial statements included in this annual report.

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. For example, in April 2009, we acquired a controlling interest in SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities. In addition, we are building new capacity at our seamless pipe facility in Mexico in order to enhance our ability to serve local and global markets. Our track record on acquisitions is described above (See “History and Development of the Company”).

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable our customers to operate safely in increasingly challenging environments.

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

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

•	our strong financial condition.

Business Segments

Our business is organized in two main business segments: Tubes and Projects.

•

Tubes includes our operations that consist of the production, distribution and sale of seamless and welded steel tubular products and related services mainly for energy and select industrial applications.

•	Projects includes our operations that consist of the production, distribution and sale of welded steel pipes mainly used in the construction of major pipeline projects.

A third business segment (Others) includes all other business activities and operating segments that are not required under IFRS to be separately reported, such as the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed our internal requirements.

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

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, welded steel pipes for electric conduits used in the construction industry, and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina and Brazil, couplings in the United States, Argentina, China, México and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities, for production of American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2009	2008	2007
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,450	3,450	3,450
Actual Production	1,744	3,082	2,985
Tubes - Seamless
Effective Capacity (annual)(1)	(2)3,320	3,400	3,400
Actual Production	1,770	3,005	2,836
Tubes - Welded
Effective Capacity (annual) (1)	1,860	1,860	1,860
Actual Production (2)	249	999	909
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	291	548	499

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Our Tubes-Seamless effective capacity decreased 80,000 tons in 2009, due to the nationalization of Tavsa.

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

Mexico

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2009, are as follows:

Effective Production Capacity (annual)(1)
Steel Shop	850
Pipe Production
Multi-Stand Pipe Mill	700
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2007, as part of the acquisition of Hydril, we incorporated into our Mexican operations a threading plant in Veracruz, which produces premium connections and accessories.

We are currently building a new small diameter seamless pipe rolling mill at our Veracruz facility in Mexico, which we expect to start operating by the end of 2010.

In addition to the Veracruz facilities, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of approximately 15,000 tons.

United States

In the United States we have the following production facilities:

Hickman, Arkansas: Our main U.S. production facility, covering an area of 78 hectares. This facility processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 1 1/2 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

•	A plant comprising two mills producing 1 1/2 through 5 1/2 inches API products with three finishing lines and two heat treatment lines;

•	A plant comprising two mills producing 3 1/2 through 16 inches API products with two finishing lines; and

•	A coating facility coating sizes up to 16 inches.

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

•

A coiled tubing facility of approximately 150,000 square feet of manufacturing space on 4 hectares. The plant consists of two mills and coating operations capable of producing coiled tubing products in various grades, sizes and wall thicknesses.

•

An umbilical tubing facility of approximately 85,000 square feet of manufacturing space on 6 hectares. The facility is capable of producing stainless or carbon steel tubing in various grades, sizes and wall thickness.

•	The Texas Arai coupling facility with an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2 3/8 through 20 inches in carbon and alloy steel grades.

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

Canada

In Canada, we have a seamless steel pipe manufacturing facility located adjacent to the Essar Steel Algoma Steel manufacturing complex in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 250,000 tons. The plant was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of the leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices which is adjusted in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina, Mexico and Romania for the remainder of our round steel bar requirements.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons.

As a result of the acquisition of Hydril, we now have two threading facilities in Canada: one in Nisku, Alberta, dedicated to premium connections and related repairs and accessories and another one in Dartmouth, Nova Scotia, mainly used as a repair shop to service our business on the East Coast.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina. In addition, we have welded pipe manufacturing facilities in Argentina and Colombia.

Argentina

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

In February 2003, we acquired a modern gas turbine power generation plant, located at San Nicolás, approximately 150 kilometers from Campana. The 160 megawatt capacity of this power generation plant together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2009, are as follows:

Effective Production Capacity (annual)(1)
DRI	935

Steel Shop
Continuous Casting I	530
Continuous Casting II	770

Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570

Cold-Drawing Mill	20

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to our main integrated seamless pipe facility, we also have a welded pipe manufacturing facility in Argentina located at Villa Constitución in the province of Santa Fe, which we acquired in January 2006. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 6 inches.

Colombia

In Colombia we have the TuboCaribe welded pipe manufacturing facility in Cartagena, on an area of 28 hectares. The total estimated annual production capacity is approximately 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 8 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania and a premium connection threading facility in the United Kingdom.

Italy

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with three finishing lines including two heat treatments;

•	a rotary expander with a finishing line including a heat treatment; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2009, are as follows:

Effective Production Capacity (annual) (1)
Steel Shop	900
Pipe Production
Pilger Mill	10
Mandrel Mill:
Floating Mandrel Mill Small Diameter	140
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. This new facility began operations in May 2007. Our operations in Dalmine consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

Romania

In July 2004, we acquired a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). In May 2005, we acquired a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and in February 2006 began to supply steel bars to the Silcotub facility as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

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

Middle East and Africa

In May 2010, we began operating a newly constructed threading facility for the production of premium joints and accessories in Saudi Arabia. The facility will have an annual production capacity of approximately 40,000 tons of premium joints.

In Nigeria we have a facility dedicated to the production of premium joints and couplings in Onne, where we are consolidating our operations in the area (previously distributed between Onne and Warri). This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard.

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. For a discussion of NKK’s business combination with Kawasaki Steel, see Item 4. “Information on the Company – Competition”.

In 2006, we began operating a newly constructed facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril in 2007. In April 2009, we acquired a 77.45% holding in SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, which has an annual processing capacity of approximately 120,000 tons.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $8,149 million in 2009, compared to $11,988 million in 2008 and $9,874 million in 2007. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2009		2008		2007
Tubes	6,670.9	82%	10,010.1	84%	8,433.2	85%
Projects	986.5	12%	1,270.9	11%	876.3	9%
Others	491.8	6%	706.8	6%	564.9	6%

Total	8,149.3	100%	11,987.8	100%	9,874.3	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2009		2008		2007
Tubes
North America	2,756.1	41%	4,519.3	45%	2,921.7	35%
South America	981.9	15%	1,248.7	12%	1,102.3	13%
Europe	828.8	12%	1,705.6	17%	1,661.4	20%
Middle East and Africa	1,622.6	24%	1,809.9	18%	2,057.6	24%
Far East and Oceania	481.5	7%	726.6	7%	690.2	8%

Total Tubes	6,670.9	100%	10,010.1	100%	8,433.2	100%

North America

Sales to customers in North America accounted for 41% of our sales of tubular products and services in 2009, compared to 45% in 2008 and 35% in 2007.

We have significant sales in each of the United States, Canada and Mexico. During the past three years, we have established a leading position in the U.S. market with an integrated product and service offering, following the acquisitions of Maverick and Hydril in 2006 and 2007, respectively. During 2009, demand for our OCTG products in the United States and Canada was affected by lower drilling activity and the impact of high inventory levels following a surge in Chinese imports in the second half of 2008 and first half of 2009. Imports of Chinese products have subsequently declined following the introduction by the United States and Canadian governments of antidumping and countervailing duties on the import of Chinese OCTG products.

The use of welded OCTG products in less complex applications has become well established in the United States and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local welded pipe producers. Welded pipe products are not, however, generally used in more complex applications.

Sales to our oil and gas customers in the United States and Canada are sensitive to North American gas prices as the majority of drilling activity in these two countries is related to exploration and production of natural gas. These prices can be affected by issues such as available storage capacity and seasonal weather patterns. In 2009, an increase in the drilling of productive shale gas reserves, made possible by drilling technology developments, has led to a reduction in conventional gas drilling activity and has resulted in a third consecutive year of increasing U.S. gas production in spite of a reduction in overall gas drilling activity. Demand for OCTG products for use in more complex shale gas applications has increased while demand for standard OCTG products for use in conventional gas applications has declined. A similar trend is underway in the Canadian market.

As compared to sales in other countries, our sales in the United States and Canada are more sensitive to the level of inventories held by distributors due to the role that distributors have traditionally played in the steel pipe markets of these two countries. In the last three years we have been able to establish long term alliances and programs with many of our customers in the United States and Canada, reducing our exposure to the level of inventories held by distributors. In 2009, however, this was insufficient to protect our sales from the impact of excessive inventory levels in the market following the surge in Chinese imports in the second half of 2008 and first half of 2009.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. In 2009, our sales (including OCTG and line pipe) to deepwater projects in the U.S. Gulf of Mexico represented approximately 2.0% of our total sales. Our sales to the U.S. Gulf of Mexico included sales of casing and connections for the Macondo well. The recent blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent ongoing spillage of substantial quantities of oil could result in the imposition of profound changes to the regulations that affect this sort of drilling activity. These events could eventually result in a slowdown in the implementation of similar offshore and environmentally sensitive operations as regulators and operators reassess regulations, costs and procedures.

Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain.

In the past, our sales to oil and gas customers in the United States have been affected by antidumping duties which were applied since 1995 in respect of the import of OCTG products produced by our main seamless pipe manufacturing subsidiaries. In May 2007, the U.S. International Trade Commission voted to revoke these antidumping duties. Consequently, for the time being there are no antidumping duty orders in force affecting Tenaris OCTG products. The United States maintains the following antidumping orders affecting some Tenaris tubular products:

•

In June 2000, the United States imposed antidumping duty orders on large and small diameter seamless SL&P from Japan, with the exception of large diameter line pipe used in deep water applications. The antidumping duty rate is 68.88% for large diameter line pipe from NKKTubes and 70.43% for small diameter line pipe from NKKTubes. In April 2006, the U.S. government extended its antidumping duties against small and large diameter seamless line pipe, standard and pressure pipe from Japan for an additional five-year term.

•

SL&P pipe exports to the United States from Romania were subject to antidumping duties at a rate of 1.35% since August 2000. Subsequently, the U.S. government conducted administrative reviews in which it determined the appropriate level of antidumping duties to be zero percent during two consecutive years. During the third and fourth reviews, the U.S. government found the margin to be 15.15%, which is the current antidumping duty rate. In April 2006, the U.S. government extended the antidumping duties against small diameter seamless pipe, standard and pressure pipe from Romania for an additional five years. The decision has been appealed before the Court of Internatinal Trade, or CIT, but the CIT upheld the U.S.International Trade Commission decision.

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

In the past three years, drilling activity in Mexico has increased as Pemex has sought to compensate for declining oil production from Mexico’s principal field through the deployment of additional reserves. However, low production rates at the Chicontepec reserve has led Pemex to reduce the pace at which it has developed this reserve and drilling activity in Mexico is expected to slow down in 2010.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 15% of our sales of tubular products and services in 2009, compared to 12% in 2008 and 13% in 2007.

Our largest markets in South America are Argentina, Colombia and Venezuela. We also have significant sales in Ecuador and Peru. Our sales in Brazil are included in our Projects and Others segments.

We have manufacturing subsidiaries in Argentina and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report. Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on certain transfers of currency abroad, mandatory repatriation of certain export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by governmental actions and policies and their consequences, such as nationalization and other measures relating to the taxation and ownership of oil and gas production activities, general strikes, agreements to vary domestic production pursuant to quotas established by the Organization of the Petroleum Exporting Countries, or OPEC, and other matters affecting the investment climate. See Item 3.D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements with local and international oil and gas companies operating in those markets.

In the past several years, demand from oil and gas customers in Argentina remained steady, but growth in supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. In 2009, demand decreased as drilling activity declined; however, more recently drilling activity has been recovering.

In Colombia, we have established a leading position in the market for OCTG products in the past three years following the acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years grew steadily as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In 2009, drilling activity declined but in 2010 has been recovering. Our principal customer in Colombia is Ecopetrol whose operations we supply under a JIT arrangement.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In 2009, drilling activity in Venezuela declined as PDVSA delayed payments to suppliers and the national government nationalized various operations providing goods and services to the oil industry including our seamless pipe operations. See Item 3.D. “Risk Factors – Risks Relating to our Business. Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 12% of our sales of tubular products and services in 2009, compared to 17% in 2008 and 20% in 2007.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Our customers in Europe include, in addition to end users and distributors serving the mechanical and automotive industries, large engineering companies active in designing and constructing oil and gas processing facilities worldwide. Sales to the mechanical and automotive industries were particularly affected during the second half of 2008 and throughout 2009, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions.

The European market also includes the North Sea and Scandinavia and other areas, such as Romania, where oil and gas drilling takes place. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas. In 2009, our sales in Romania were particularly affected by a significant reduction in drilling activity.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 24% of our sales of tubular products and services in 2009, compared to 18% in 2008 and 24% in 2007.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In 2009, drilling activity declined in the region following a significant increase in the previous three years. Oil and gas producing countries, led by Saudi Arabia, slowed down their investments in developing additional oil production capacity but have maintained and increased investments to develop gas reserves to fuel regional gas-based industrial development. In addition, international oil companies have been increasing investments in exploration and production in offshore projects in Africa.

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

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 7% of our sales of tubular products and services in 2009, compared to 7% in 2008 and 8% in 2007.

Our largest markets in the Far East and Oceania are China, Japan and Indonesia. Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Although apparent consumption of pipes in China has increased significantly during the past three years, this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity while imports of high-value pipe products not manufactured by local producers have declined in the past three years.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. Apparent demand has declined significantly since the middle of 2008, due to the decrease in industrial activity and the high level of inventories in the local distributors’ network.

We are consolidating our regional presence in Indonesia through the recently acquired heat treatment and premium threading facilities. Sales to Indonesia and other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in countries and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. Our sales of pipes for pipeline projects were weak in 2006 as large projects in Brazil and Argentina were delayed; in 2007 and 2008, they increased as pipeline projects began to be implemented when average selling prices rose; in 2009, net sales of these products fell again, as many of the projects were concluded and the order backlog declined throughout the year.

Others

Our other products and services include sucker rods used in oil extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services decreased 30% in 2009, compared to 2008, mainly due to lower sales of welded pipes for electric conduits in the United States as well as sucker rods.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. Although, worldwide demand for seamless pipe products declined in 2009, new production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment, therefore, is expected to be more intense in the next five years than it has been in the five years prior to 2009 and effective competitive differentiation will be a key success factor for Tenaris.

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

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, Africa and the Middle East. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products. In 2008, Vallourec acquired three U.S. tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. In addition, jointly with Sumitomo, Vallourec is constructing an integrated seamless pipe mill in Brazil which will be primarily dedicated to OCTG production and is scheduled to begin production towards the end of 2010. Recently, Vallourec has announced that it will expand its U.S. production facilities by building a new seamless pipe rolling mill at its existing facility in Youngstown, Ohio. Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market.

•

Producers from the CIS and China compete primarily in the “commodity” sector of the market and have increased their participation in markets worldwide for standard products. In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry and has expanded internationally through acquisitions into Eastern Europe and the United States where it acquired IPSCO’s tubular operations comprising both seamless and welded pipe mills. Also in recent years, producers in China have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, has announced its intention to build a new seamless pipe facility in the United States. Some of these producers, including TMK and TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•

The tubes and pipes business in the United States and Canada has experienced a significant consolidation process. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

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

Capital Expenditure Program

During 2009, our capital expenditures, including investments at our plants and investments in information systems, amounted to $460.9 million, compared to $443.2 million in 2008 and $447.9 million in 2007. Of these capital expenditures, investment at our plants amounted to $440.5 million in 2009, compared to $412.0 million in 2008 and $425.6 million in 2007. In 2009, we focused our investments on increasing capacity at our seamless pipe facility in Mexico, as well as on developing quality, health, safety and environmental projects, enhancing training facilities for our corporate university and increasing the efficiency and reducing the costs of certain production processes. The major highlights of our capital spending program during 2009 include:

•	construction of a new small diameter rolling mill at our Veracruz facility in Mexico;

•

new scrap processing facility at the steel shop, construction of a new quenching tank for the heat treatment facility and expansion of swaging capacity in order to improve premium threading productivity and quality in Mexico;

•

burner replacements and furnace improvements in order to save energy, improve quality and enhance productiviy at the main rolling mill, cranes replacement and improvement of the premium finishing lines at our Dalmine facility in Italy;

•	construction of a new state-of-the-art quality laboratory and investments to increase cold drawn capacity at our facility in Zalau, Romania;

•	investment in cutting saws in order to increase premium capacity, new quality control equipment and new building for the medical care service at our Campana facility in Argentina;

•	installation of a new ultrasound testing equipment at our facility in Japan; and

•	increase of product range and incorporation of new testing equipment at our Projects facility in Brazil.

Capital expenditures in 2010 are expected to be above the level reached in 2009, mainly due to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico. In addition to the capacity expansion in Mexico, our investments will mainly aim at enhancing product differentiation, investing in local finishing capabilities, improving quality and process controls, enhancing plant’s safety, minimizing environmental impact, reducing costs and extending our product range. Major projects planned for 2010 include:

•	completion of the hot area of the new rolling mill; erection of the new training building and completion of a new premium-joint threading line at our Veracruz facility in Mexico;

•	revamping of the rotary furnace and hot mills allowing bigger product production; and a new Dopeless® coating installation at our Dalmine facility in Italy;

•	burner replacements in the rotary furnace and new drive installations in our Sault St. Marie facility in Canada;

•	capacity expansion on the current Dopeless® application line at our Campana facility in Argentina;

•	completion of the new premium-joint threading facility in Saudi Arabia;

•	increase of premium joint threading capacity; and the installation of a thread connectors welding plant at our Projects facility in Brazil; and

•	completion of the new tubing line and quality facilities at our welded pipe facilities in the United States.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $20.4 million in 2009, compared to $27.0 million in 2008, and $22.2 million in 2007.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steel making operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international sources. In Argentina, we produce our own DRI and source ferrous scrap domestically through a 75% owned scrap collecting and processing subsidiary. In Italy, we purchase pig iron and ferrous scrap from local and regional markets. In Mexico, we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania, we source ferrous scrap from the domestic market.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials decreased in 2009, however, in the year to date, have risen.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys decreased in 2009, in line with international prices for these materials, however, in the year to date, have risen.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A. After several years of cost increases in iron ore, prices eased in 2009. However, in the year to date, costs have risen strongly again while major steelmakers have accepted quarterly pricing of iron ore based on spot prices, putting an end to 40 years of annual contract pricing. This is likely to lead to increased volatility in raw material prices.

Round steel bars

We purchase round steel bars and ingots for use in our seamless steel pipe facilities in Japan and Canada.

In Japan, we purchase these materials from JFE, our partner in NKKTubes. These purchases are made under a supply arrangement pursuant to which the purchase price varies in relation to changes in the cost of production. As a result of their location within a larger production complex operated by the supplier, our operations in Japan are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin.

In Canada, we have a long-term agreement with Rio Tinto Fer et Titane, a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year, at U.S. dollar prices adjusted in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina, Mexico and Romania for the remainder of our round steel bar requirements.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States. For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied under long-term contracts with prices referenced to market levels. Our principal supplier in the United States is Nucor, which has a steel coil manufacturing facilities in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted quarterly in accordance with market conditions starting in January 2007. Due to the changes in market conditions and the lower levels of activity, we have negotiated a waiver for the commited quantities for 2009. Steel coil market prices decreased during the first half of 2009 but recovered during the second half of the year to levels similar to those at the beginning of the year. Our main suppliers for our welded pipe operations in Canada are: Evraz, which has steel coil manufacturing facilities in Regina, Saskatchewan, Canada; ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, Canada and Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario, Canada. We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas and ArcelorMittal in Brazil, from Siderar S.A.I.C., or Siderar, a subsidiary of Ternium S.A. in Argentina and from Ternium’s facilities in Mexico.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have owned sufficient generating capacity to supply the requirements of our steelmaking facility at Campana since we acquired a 160 MW electric power generating facility in 2003. In Italy, we operate a newly constructed 120 MW power generation since 2007, which is designed to meet the electric power requirements of our steelmaking facility at Dalmine. In Mexico, our electric power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Panamerican Energy together with Total and YPF S.A., or YPF, are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. When the enlargement of the trunk pipelines in Argentina is completed, we expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expires in December 2010.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our new power generation facility in Italy which began operations in May 2007. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. After several years of energy cost increases, costs decreased in 2009, particularly in Mexico and Italy. Over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last three years driven by increased local demand and by governmental policies that subsidized certain residential consumption of natural gas at the expense of industrial users. As is the case with electricity, as demand continues to outpace supply, natural gas supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Product Quality Standards

Our steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, the American Society for Testing and Materials, or ASTM, the International Standardization Organization, or ISO, and the Japan Industrial Standards, or JIS. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

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

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe and risers;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers; and

•	welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We spent $62.7 million for R&D in 2009, compared to $77.3 million in 2008 and $61.7 million in 2007.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

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

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2009, 2008 and 2007.

			Percentage Ownership
Company	Country of Organization	Main Activity	2009	2008	2007
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	40%	40%	39%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	99%
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tavsa, Tubos de Acero de Venezuela S.A.(b)	Venezuela	Manufacture of seamless steel pipes	—	70%	70%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

(b)	In May 2009, Venezuela announced its intention to nationalize Tavsa and in November 2009, Venezuela formally assumed exclusive operational control over the assets of Tavsa. For more information on the nationalization of certain Venezuelan subsidiaries, see note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina and Mexico. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium was listed on the New York Stock Exchange, or NYSE, on February 1, 2006, following an initial public offering of ADSs. As of May 31, 2010, the Company held 11.5% of its outstanding shares.

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor for an interest in Ternium.

The Company is a party to a shareholders’ agreement with I.I.I. CI, a wholly owned subsidiary of San Faustin, pursuant to which I.I.I. CI will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and I.I.I. CI also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or I.I.I. CI, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or I.I.I. CI pursuant to its terms. Carlos Condorelli, our former chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

Exiros

Exiros, with offices located in nine countries, and in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris.

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see Item 4. B. “Business Overview – Production Process and Facilities” and “Capital Expenditure Program”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS. IFRS differ in certain significant respects from U.S. GAAP.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and, we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In 2009, global oil prices rose from their low of $30 per barrel and subsequently have fluctuated within a $70-$90 per barrel range as global oil demand, led by increased consumption in non-OECD countries, began to recover in the second half of the year and OPEC producers adjusted their production output. North American gas prices, however, have remained low, fluctuating within a range of $3-$6 per million BTU. Advances in drilling technology have encouraged producers to develop productive gas shale deposits which resulted in an increase in the U.S. gas production in 2009 despite a substantial drop in gas drilling activity. This development has also impacted gas prices in the rest of the world as it coincides with an increase in liquified natural gas, or LNG, capacity, much of which was built in the expectation of growing demand for gas imports in the United States. Drilling activity decreased in 2009; the annual average of the international count of active drilling rigs, published by Baker Hughes, decreased 8% in 2009 compared to 2008 while the corresponding rig count in the United States and Canada, decreased 42% in 2009 compared to 2008. Oil drilling activity has since recovered in the United States and Canada but gas drilling activity remains at substantially lower levels than in the five years preceding 2009 due to extensive drilling of productive shale deposits. Drilling activity in the rest of the world has also begun to recover.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. In addition, the recent blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent ongoing spillage of substantial quantities of oil could result in the imposition of profound changes to the regulations that affect this sort of drilling activity. These events could eventually result in a slowdown in the implementation of similar offshore and environmentally sensitive operations as regulators and operators reassess regulations, costs and procedures. In 2009, our sales (including OCTG and line pipe) to deepwater projects in the U.S. Gulf of Mexico represented approximately 2.0% of our total sales, while sales to deepwater projects in the rest of the world represented approximately 7.3% of our total sales.

We estimate that apparent demand for OCTG worldwide declined by more than 30% in 2009, reflecting the decline in oil and gas drilling activity and efforts made to adjust inventory levels, particularly in the United States.

With activity levels now recovering and inventories at more reasonable levels, we can expect shipments in our Tubes segment to show a recovery in 2010 from the low level recorded in 2009. In our Projects segment, however, we expect lower shipments since the order backlog for our large-diameter pipes for pipeline projects in South America declined throughout the year and ended at a low level.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia have increased production capacity and entered export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, HBI, pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates, which had decreased steeply during the second half of 2008, as the recessionary environment had an almost immediate impact on global steelmaking activity, stabilized during the first part of 2009 and started an upward trend in the second part of 2009. In the first part of 2010, raw material costs have risen sharply. Pipe prices are expected to rise following the increase in raw material costs but there can be no assurance that such price increases will be sufficient to offset raw material cost increases.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differ in certain significant respects from U.S. GAAP.

The preparation of these audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

To account for our business combinations we use the purchase method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets acquired, liabilities and contingent liabilities assumed, requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. The excess of the acquisition cost over the fair value of the identifiable net assets acquired is allocated to goodwill.

Impairment and recoverability of goodwill and other assets

Assessment of the recoverability of the carrying value of goodwill and other assets requires significant judgement. Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset in our consolidated statement of financial position may not be recoverable. Intangible assets with indefinite useful lives, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of an assset’s value in use and the fair value less cost to sell.

The present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of cash generation unit’s, or CGU, activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand for our products and services.

For purposes of impairment tests, we use cash flow projections for a five year period with a terminal value calculated based on perpetuity. The discount rates are the respective weighted average costs of capital, or WACC, which is considered to be a good indicator of the cost of capital. For each CGU where the assets are allocated a specific WACC is determined taking into account the industry, the country and the size of the business.

In 2008, we recorded an impairment charge of $502.9 million, of which $394.3 million corresponded to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGUs: OCTG (United States and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation ranged from 11% to 14% per annum and an aggregate inflation and growth rate of 2% was considered for the cash flows beyond the fifth year.

These impairment charges primarily arose in connection with our operations in the United States and Canada, mainly due to the recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products.

In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This decrease in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to a peak of 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on tube prices.

Accordingly, in December 2008, we expected the decrease in apparent demand of OCTG products in North America to continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

Our Venezuelan operations, which are now in the process of being nationalized by the Venezuelan government also contributed to the 2008 fourth quarter impairment charge. Although during the first half of 2008 most of the business indicators of our Venezuelan subsidiaries were favorable, the main factors that precipated this impairment were the steep decline in the prices of raw materials, which occurred in the second half of the year, and affected the operations of Matesi, lower investments in drilling activity in Venezuela, which led to a decline in the projected sales in Tavsa and operating disruptions at the production facilities of each of Matesi and Tavsa.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g., short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

For the 2009 impairment tests, we considered that the activity levels would continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America would be higher than those of 2009. Accordingly, no impairment charge was recorded in our 2009 audited consolidated financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on our weighted average cost of capital taking into account the industry, the country and the size of the business.

The main factors that may result in additional impairment charges in future periods in connection with our continuing operations would be an increase in the discount rate used in our cash flow projections and a further deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of our clients and the evolution of the rig count.

Had we used a discount rate 1% higher for our cash flow projections for our continuing operations, we would have suffered an impairment charge of approximately $152 million in 2009, and an additional $291 million in 2008, mainly at the OCTG CGUs (United States and Colombia). As there is a significant interaction among the main assumptions made in estimating cash flow projections, we believe that any sensitivity analysis considering changes in one assumption at a time could potentially be misleading.

Although we believe our estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets that has been tested for impairment may be significantly different from its expected performance. In that case, the carrying value of the, asset or group of assets, may be required to be reduced from amounts currently recorded. Any such reduction may materially affect assets and results of operations.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Depreciation of the cost of the asset (apart from land, which is not depreciated), to its estimated residual value, is done using the straight-line method of accounting over its estimated useful life. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s reassessment of asset useful lives did not materially affect depreciation expense for 2009. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

In 2009, due to the strong adjustment in demand for our pipes and to the build up of inventories in the previous year under different market conditions, our results were negatively affected by an $89.0 million charge to the allowance for inventory obsolescence.

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

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information – Accounting Principles – Tenaris” and accounting policies “A. Basis of presentation” and “B. Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2009	2008	2007
Selected consolidated income statement data (1)
Continuing Operations
Net sales	8,149,320	11,987,760	9,874,312
Cost of sales	(4,864,922)	(6,698,285)	(5,408,984)

Gross profit	3,284,398	5,289,475	4,465,328
Selling, general and administrative expenses	(1,473,791)	(1,787,952)	(1,551,836)
Other operating income (expenses), net	3,000	(375,873)	3,480

Operating income	1,813,607	3,125,650	2,916,972
Interest income	30,831	48,711	92,733
Interest expense	(118,301)	(179,885)	(270,705)
Other financial results	(64,230)	(99,850)	(22,358)

Income before equity in earnings of associated companies and income tax	1,661,907	2,894,626	2,716,642
Equity in earnings of associated companies	87,041	89,423	113,062

Income before income tax	1,748,948	2,984,049	2,829,704
Income tax	(513,211)	(1,015,334)	(805,773)

Income for continuing operations (2)	1,235,737	1,968,715	2,023,931
Discontinued Operations
Result for discontinued operations	(28,138)	306,905	52,128

Income for the year (2)	1,207,599	2,275,620	2,076,059
Income attributable to (2):
Equity holders of the Company	1,161,555	2,124,802	1,923,748
Minority interest	46,044	150,818	152,311

Income for the year (2)	1,207,599	2,275,620	2,076,059

Depreciation and amortization	(504,864)	(532,934)	(514,820)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.00	1.49	1.58
Basic and diluted earnings per share	0.98	1.80	1.63
Dividends per share (3)	0.34	0.43	0.38

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009, due to the nationalization of certain Venezuelan subsidiaries. For more information on the nationalization of these Venezuelan subsidiaries, see note 32(b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2009	2008
Selected consolidated financial position data
Current assets	5,621,841	7,252,417
Property, plant and equipment, net	3,254,587	2,982,871
Other non-current assets	4,606,880	4,865,424

Total assets	13,483,308	15,100,712

Current liabilities	1,970,470	3,790,017
Non-current borrowings	655,181	1,241,048
Deferred tax liabilities	860,787	1,053,838
Other non-current liabilities	276,034	313,922

Total liabilities	3,762,472	6,398,825
Capital and reserves attributable to the Company’s equity holders	9,092,164	8,176,571
Minority interest	628,672	525,316

Equity	9,720,836	8,701,887

Total liabilities and equity	13,483,308	15,100,712

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2009	2008	2007
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(59.7)	(55.9)	(54.8)

Gross profit	40.3	44.1	45.2
Selling, general and administrative expenses	(18.1)	(14.9)	(15.7)
Other operating income (expenses), net	0.0	(3.1)	0.0

Operating income	22.3	26.1	29.5
Interest income	0.4	0.4	0.9
Interest expense	(1.5)	(1.5)	(2.7)
Other financial results	(0.8)	(0.8)	(0.2)

Income before equity in earnings of associated companies and income tax	20.4	24.1	27.5
Equity in earnings of associated companies	1.1	0.7	1.1

Income before income tax	21.5	24.9	28.7
Income tax	(6.3)	(8.5)	(8.2)

Income for continuing operations	15.2	16.4	20.5

Discontinued Operations
Result for discontinued operations	(0.3)	2.6	0.5

Income for the year	14.8	19.0	21.0

Income attributable to:
Equity holders of the Company	14.3	17.7	19.5
Minority interest	0.6	1.3	1.5

Fiscal Year Ended December 31, 2009, Compared to Fiscal Year Ended December 31, 2008

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2009		2008
Tubes	6,670.9	82%	10,010.1	84%	(33%)
Projects	986.5	12%	1,270.9	11%	(22%)
Others	491.8	6%	706.8	6%	(30%)

Total	8,149.3	100%	11,987.8	100%	(32%)

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2009	2008
Tubes – Seamless	1,970	2,818	(30%)
Tubes – Welded	346	1,057	(67%)

Tubes – Total	2,316	3,875	(40%)
Projects – Welded	334	591	(43%)

Total – Tubes + Projects	2,650	4,466	(41%)

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2009	2008
Net sales
- North America	2,756.1	4,519.3	(39%)
- South America	981.9	1,248.7	(21%)
- Europe	828.8	1,705.6	(51%)
- Middle East & Africa	1,622.6	1,809.9	(10%)
- Far East & Oceania	481.5	726.6	(34%)

Total net sales	6,670.9	10,010.1	(33%)
Cost of sales (% of sales)	57%	53%
Operating income	1,576.8	2,827.0	(44%)
Operating income (% of sales)	24%	28%

Net sales of tubular products and services decreased 33% to US$6,670.9 million in 2009, compared to US$10,010.1 million in 2008, due to a sharp reduction in volumes (down 40%). This reduction in volumes was partially offset by higher average selling prices (up 12%), reflecting, in part, a higher proportion of sales of specialized high-end products and the lagged effect of price variations, as average selling prices rose to a peak in the second quarter of 2009. In North America, notwithstanding higher demand for OCTG products in Mexico, sales decreased 39%, due primarily to substantially lower demand for OCTG and line pipe products in the United States and Canada, reflecting the decline in drilling activity and inventory adjustments following the surge in imports of Chinese products in the second half of 2008 and first half of 2009. In South America, sales decreased, reflecting sharply lower demand from all sectors in Argentina and for OCTG in Venezuela. In Europe, sales were affected by lower demand from all sectors, including the process and power plant sector, the industrial and automotive sector and the oil and gas sector. Sales in the Middle East and Africa declined by 10%, as reduced demand for OCTG products was partially offset by higher sales of deepwater linepipe products in West Africa. In the Far East and Oceania, sales decreased in China and demand for all our products decreased in the rest of the region.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 53% to 57%, mainly due to the negative effect of low production capacity utilization rates, on efficiency, absorption of fixed and semi-fixed costs and on the time lag between raw material cost decreases and their impact on the cost of sales.

Operating income from tubular products and services, decreased 44% to US$1,576.8 million in 2009, from US$2,827.0 million in 2008, mainly due to a significant decrease in volumes. While operating income in 2008 included impairment charges amounting to US$354.9 million, there was no impairment charge in 2009.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2009	2008
Net sales	986.5	1,270.9	(22%)
Cost of sales (% of sales)	71%	70%
Operating income	208.6	249.0	(16%)
Operating income (% of sales)	21%	20%

Net sales of pipes for pipeline projects decreased 22% to US$986.5 million in 2009, compared to US$1,270.9 million in 2008, reflecting a sharp decrease in shipments to gas and other pipeline projects in Brazil, Argentina and

Colombia, mainly due to the fact that most of the projects were concluded and the order backlog declined throughout the year, although the decrease was partially offset by higher average selling prices particularly for offshore projects in Brazil.

Operating income from pipes for pipeline projects decreased 16% to US$208.6 million in 2009, compared to US$249.0 million in 2008, due to the decrease in net sales and a stable operating margin.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2009	2008
Net sales	491.8	706.8	(30%)
Cost of sales (% of sales)	79%	73%
Operating income	28.1	49.6	(43%)
Operating income (% of sales)	6%	7%

Net sales of other products and services decreased 30% to US$491.8 million in 2009, compared to US$706.8 million in 2008, mainly due to lower sales of welded pipes for electric conduits in the United States and lower sales of sucker rods as a result of the global economic downturn.

Operating income from other products and services, decreased 43% to US$28.1 million in 2009, compared to US$49.6 million in 2008, due to the decrease in net sales.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.1% in 2009, compared to 14.9% in 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues. However, in absolute terms, SG&A decreased US$314.2 million to US$1,473.8 million in 2009, compared to US$1,788.0 million in 2008, mainly due to lower commissions, freight and other selling expenses, taxes and labor costs, reflecting lower activity in terms of net sales.

Other operating income and expenses resulted in net income of US$3.0 million in 2009, compared to a net loss of US$375.9 million in 2008, which loss was mainly related to impairment charges at our North American operations.

Net interest expenses totalled US$87.5 million in 2009, compared to net interest expenses of US$131.2 million in 2008, reflecting; the change in our net debt position (which went from a net debt position of $1,392.4 million at 31 December 2008, to a net cash position of $675.5 million at December 31, 2009) and lower interest rates.

Other financial results generated a loss of US$64.2 million in 2009, compared to a loss of US$99.9 million during 2008. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS (mainly the Brazilian real, the Canadian dollar and the Mexican peso).

Equity in earnings of associated companies generated a gain of US$87.0 million in 2009, compared to a gain of US$89.4 million in 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges of US$513.2 million were recorded during 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax, like in 2008, when excluding the effect of impairment losses during the year amounting to US$394.3 million, the tax rate was also 31%.

Results for discontinued operations reflected a loss of US$28.1 million in 2009, relating to the nationalization of certain Venezuelan subsidiaries by the Venezuelan government, compared to a gain of US$306.9 million in 2008, relating to income from discontinued operations, mainly derived from the sale of Hydril’s pressure control business.

Net income decreased to US$1,207.6 million in 2009, compared to US$2,275.6 million in 2008, mainly reflecting lower operating results.

Income attributable to equity holders was US$1,161.6 million, or US$0.98 per share (US$1.97 per ADS), in 2009, compared to US$2,124.8 million, or US$1.80 per share (US$3.60 per ADS) in 2008.

Income attributable to minority interest was US$46.0 million in 2009, compared to US$150.8 million in 2008, mainly reflecting lower results at Confab and losses at NKKTubes.

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2008		2007
Tubes	10,010.1	84%	8,433.2	85%	19%
Projects	1,270.9	11%	876.3	9%	45%
Others	706.8	6%	564.9	6%	25%

Total	11,987.8	100%	9,874.3	100%	21%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Tubes – Seamless	2,818	2,818	0%
Tubes – Welded	1,057	965	10%

Tubes – Total	3,875	3,783	2%
Projects – Welded	591	474	25%

Total – Tubes + Projects	4,466	4,257	5%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales
- North America	4,519.3	2,921.7	55%
- South America	1,248.7	1,102.3	13%
- Europe	1,705.6	1,661.4	3%
- Middle East & Africa	1,809.9	2,057.6	(12%)
- Far East & Oceania	726.6	690.2	5%

Total net sales	10,010.1	8,433.2	19%
Cost of sales (% of sales)	53%	52%
Operating income	2,827.0	2,679.0	6%
Operating income (% of sales)	28%	32%

Net sales of tubular products and services rose 19% to $10,010.1 million in 2008, compared to $8,433.2 million in 2007, due to higher average selling prices (average selling price for tubular products increased 16%) and higher volumes of welded pipe sales (volume of welded tubes increased 10%). In North America, demand for our products increased throughout the region, particularly for our OCTG products as we consolidated our integrated product and service offering following the acquisition of Hydril in May 2007 in an expanding market. In South America, sales increased due primarily to higher OCTG demand in Ecuador. In Europe, sales increased, as higher average selling prices offset a decrease in volumes due to lower industrial activity and an increase in imports of Chinese pipes. In the Middle East and Africa, sales were affected by inventory adjustments and lower sales of API OCTG products. In the Far East and Oceania, sales increased as higher average selling prices more than offset a decrease in volumes.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 52% to 53%, reflecting a steep increase in raw material costs for our seamless pipe products and steel costs for our welded pipe products in the first half of the year, which then decreased during the second half of the year.

Operating income from tubular products and services, which included $368.5 million in impairment charges, rose 6% to $2,827.0 million in 2008, from $2,679.0 million in 2007 as higher sales more than offset a lower margin resulting from the impairment charges. These impairment charges reflect the impact on the value of the intangible assets coming from our Maverick acquisition due to changes in our operating environment in North America, particularly in respect of the outlook for natural gas drilling in the region.

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

Net sales of pipes for pipeline projects rose 45% to $1,270.9 million in 2008, compared to $876.3 million in 2007, reflecting strong shipments to gas and other pipeline projects in Brazil, Argentina and Colombia and higher average selling prices (average selling price of pipes for pipeline projects increased 16%).

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

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales	706.8	564.9	25%
Cost of sales (% of sales)	73%	76%
Operating income	49.6	53.1	(7%)
Operating income (% of sales)	7%	9%

Net sales of other products and services rose 25% to $706.8 million in 2008, compared to $564.9 million in 2007, reflecting higher sales of electric conduits, sucker rods, industrial equipment and excess raw materials.

Operating income from other products and services, for the year 2008 were affected by impairment charges of $39.3 million on our assets in this segment. The downturn in the North American economy negatively affected the value of the intangible assets coming from the acquisition of Maverick associated with the welded steel pipes for electric conduits business.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 14.9% in 2008 compared to 15.7% in 2007, but increased in absolute terms to $1,788.0 million compared to $1,551.8 million in 2007. SG&A increased in absolute terms due to higher commissions, freight and other selling expenses, higher labor costs and higher taxes, services and fees. These increases were related primarily to higher activity in terms of net sales.

Other operating income and expenses resulted in net expenses of $375.9 million in 2008, compared to net income of $3.5 million in 2007. As previously explained, in 2008 we recorded impairment charges amounting to $502.9 million (out of which $108.6 million are classified as discontinued operations). These charges reflect changes in our operating environment, particularly in respect of the outlook for natural gas drilling in North America expected over the next two years.

Net interest expenses totaled $131.2 million in 2008, compared to net interest expenses of $178.0 million in 2007, reflecting a lower net debt position and lower interest rates.

Other financial results generated a loss of $99.9 million in 2008, compared to a loss of $22.4 million during 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Mexican peso, the Euro, the Brazilian real and the Yen against the U.S. dollar.

Equity in earnings of associated companies generated a gain of $89.4 million in 2008, compared to a gain of $113.1 million in 2007. These gains were derived mainly from our equity investment in Ternium but, in 2007, also included a gain of $18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of $1,015.3 million were recorded during 2008. Excluding the effect of impairment losses during the year amounting to $394.3 million, the tax rate was equivalent to 31% of income before equity in earnings of associated companies and income tax. In 2007, we recorded income tax charges amounting to $805.8 million, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Result for discontinued operations amounted to an income of $306.9 million in 2008, compared to $52.1 million in 2007. The 2008 income included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to $394.3 million.

Net income rose to $2,275.6 million in 2008, compared to $2,076.1 million in 2007, reflecting a 7% increase in the operating income after impairment charges and the result of the sale of Hydril’s pressure control business.

Income attributable to equity holders was $2,124.8 million, or $1.80 per share ($3.60 per ADS), in 2008, compared to $1,923.7 million, or $1.63 per share ($3.26 per ADS), in 2007.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars

	For the year ended December 31,
	2009	2008	2007
Net cash provided by operating activities	3,063.9	1,465.0	2,020.6
Net cash (used in) provided by investing activities	(1,040.6)	722.4	(2,287.1)
Net cash (used in) financing activities	(2,019.1)	(1,570.4)	(196.7)

Increase (Decrease) in cash and cash equivalents	4.3	617.0	(463.2)
Effect of exchange rate changes	9.1	(46.3)	52.5
Decrease in cash due to deconsolidation	(9.7)	—	—

Cash and cash equivalents at the beginning of year	1,525.0	954.3	1,365.0

Cash and cash equivalents at the end of year	1,528.7	1,525.0	954.3

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2009, we have counted mainly on cash flows from operations to fund our transactions. Short-term bank borrowings were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. Net financial debt during 2009, decreased by $2,068.1 million to a positive net cash position of $675.7 million at December 31, 2009. We believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, short-term money market funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

We hold primarily money market investments and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars. As of December 31, 2009, U.S. dollar denominated liquid assets represented around 82%. At December 31, 2009, liquid financial assets (i.e., cash and cash equivalents and other current investments) were 15.7% of total assets compared to 10.5% at the end of 2008.

Cash and cash equivalents (excluding bank overdraft) increased slightly to $1,542.8 million at December 31, 2009, compared with $1,538.8 million at December 31, 2008. In addition, Other current investments increased $533.8 million to $579.7 million as of December 31, 2009, from $45.9 million as of December 31, 2008.

Fiscal Year Ended December 31, 2009, Compared to Fiscal Year Ended December 31, 2008

Operating activities

In 2009, notwithstanding the decrease in operating income, net cash provided by operations increased to $3,063.9 million compared to $1,465.0 million in 2008, primarily reflecting a decrease in working capital. Working capital decreased by $1,737.3 million in 2009, compared to an increase of $1,051.6 million in 2008. The decrease in working capital comprised mainly:

•	a decrease in inventories of $1,414.2 million, reflecting primarily a decrease in business activity;

•	a decrease in trade receivables of $792.3 million, mainly due to lower sales; and

•	a decrease in trade payables and customer advances of $316.9 million, and $180.5 million respectively, also due to the lower level of business activity.

Investing activities

Net cash used in investing activities in 2009 was $1,040.6 million, compared to net cash provided by investing activities amounting to $722.4 million in 2008, with the main differences being:

•	in 2008, we received the proceeds from the sale of Hydril’s pressure control business, amounting to approximately $1.1 billion; and

•	in 2009, we invested $533.8 million in short term securities, compared to net proceeds of $41.7 million in 2008.

Capital expenditures increased slightly to $460.9 million in 2009, compared to $443.2 million in 2008. For more information on our capital expenditures, see Item 4.B. Business Overview – “Capital Expenditure Program”.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $2,019.1 million in 2009, compared to $1,570.4 million in 2008.

Dividends paid, including dividends paid to minority shareholders in subsidiaries, amounted to $553.7 million in 2009, of which $354 million were paid to equity holders in respect of the 2008 fiscal year, while $153 million were paid to equity holders in November 2009, as an interim dividend in respect of the dividend corresponding to the 2009 fiscal year. This compares to $535.8 million paid in 2008, of which $295 million were paid in respect of the 2007 fiscal year and $153 million were paid to equity holders in November 2008, as an interim dividend for the 2008 fiscal year.

Net repayments of borrowings (repayments less proceeds) totaled $1,465.4 million in 2009, compared to $1,034.6 million in 2008.

Our total liabilities to total assets ratio decreased to 0.28:1 as of December 31, 2009, compared to 0.42:1 as of December 31, 2008.

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Operating activities

Net cash provided by operations during 2008 decreased to $1,465.0 million compared to $2,020.6 million in 2007, primarily reflecting an increase in working capital which more than offset the increase in operating income, excluding non-cash impairment charges, to $3,519.9 million in 2008, from $2,917.0 million in 2007. Working capital increased by $1,051.6 million in 2008, compared to a $110.4 million increase in 2007. The increase in working capital comprised mainly:

•	an increase in inventories of $492.5 million, reflecting primarily an increase in business activity and input costs;

•	an increase in trade receivables of $374.5 million, mainly due to higher sales; and

•	a decrease in customer advances and other liabilities of $174.0 million and $71.6 million, respectively, partially offset by an increase in trade payables of $48.9 million.

Investing activities

Net cash provided by investing activities in 2008 was $722.4 million, compared to net cash used in investing activities amounting to $2,287 million in 2007. The main differences were as follows:

•	in 2008, we received the proceeds from the sale of Hydril’s pressure control business, amounting to approximately $1.1 billion;

•	in 2007, we spent approximately $2.0 billion to acquire Hydril;

•	capital expenditures for 2008 amounted to $443.2 million, a similar amount to the $447.9 million spent in 2007; and

•	in 2008, we reduced our investments in short-term securities as a result of dispositions in an aggregate amount of $41.7 million, compared to dispositions of $96.1 million in 2007.

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

Principal Sources of Funding

During 2009, we have mainly used cash flows from operations to fund our transactions with short-term bank borrowings used as needed throughout the year.

Financial liabilities

Total financial debt decreased by $1,530.3 million to $1,446.8 million at December 31, 2009, from $2,977.0 million at December 31, 2008.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2009, U.S. dollar-denominated financial debt and Euro-denominated financial debt represented 73.8% and 6.1%, respectively, of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2009 and 2008:

Thousands of U.S. dollars	2009	2008
Bank borrowings	1,422,762	2,820,398
Bank overdrafts	14,122	13,747
Other loans	9,294	141,938
Finance lease liabilities	586	932

Total borrowings	1,446,764	2,977,015

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2009 and 2008. The changes in interest rate are basically due to changes in floating interest rate.

	2009	2008
Bank borrowings	3.97%	5.23%
Other loans	4.00%	4.99%
Finance lease liabilities	8.02%	7.74%

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2009	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Financial lease	179	324	83	—	—	—	586
Other borrowings	791,404	390,638	186,625	32,700	7,579	37,232	1,446,178

Total borrowings	791,583	390,962	186,708	32,700	7,579	37,232	1,446,764

Interests to be accrued	39,056	13,246	8,199	3,532	2,719	7,357	74,109

Interest rate derivatives contract	12,452	5,286	—	—	—	—	17,738

Total borrowings plus estimated interests to be accrued	843,091	409,494	194,907	36,232	10,298	44,589	1,538,611

Our current financial debt to total financial debt ratio decreased from 0.58:1 as of December 31, 2008 to 0.55:1 as of December 31 2009.

For information on our derivative financial instruments, please see Item 11 “Quantitative and Qualitative Disclosure about Market Risk” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

Significant Borrowings

Our most significant borrowings as of December 31, 2009 are as follows:

Millions of U.S. dollars Date	Borrower	Type	Original Principal Amount	Outstanding Principal amount as of December 31, 2009	Maturity
March 2005	Tamsa	Syndicated loan	300.0	60.0	March 2010(*)
September 2006	Tamsa	Syndicated loan	700.0	311.1	October 2011
September 2006	Dalmine	Syndicated loan	150.0	66.7	October 2011
April 2007	Tenaris	Syndicated loan	1,700.0	178.6	May 2012
April 2007	Hydril	Syndicated loan	300.0	166.7	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

(*)	In March 2010, we paid the loan’s outstanding balance.

As of December 31, 2009, Tenaris was in compliance with all of its financial and other covenants under these agreements

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

Drilling activity in the United States and Canada is particularly sensitive to the level of regional gas prices as a majority of wells drilled are gas wells. In the rest of the world, however, a majority of wells drilled are oil wells, though the development of gas reserves for regional consumption and export in the form of LNG has been increasing. Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices are usually established in relation to international oil prices.

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

With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In 2009, global oil prices rose from their low of $30 per barrel and subsequently have fluctuated within a $70-$90 per barrel range as global oil demand, led by increased consumption in non-OECD countries, began to recover in the second half of the year and OPEC producers adjusted their production output. North American gas prices, however, have remained low fluctuating within a range of $3-$6 per million BTU. Advances in drilling technology have encouraged producers to develop productive gas shale deposits which resulted in an increase in U.S. gas production in 2009 despite a substantial drop in gas drilling activity. This development has also impacted gas prices in the rest of the world, as it coincides with an increase in LNG capacity, much of which was built in the expectation of growing demand for gas imports in the United States. Drilling activity decreased in 2009; the annual average of the international count of active drilling rigs, published by Baker Hughes, decreased 8% in 2009 compared to 2008, while the corresponding rig count in the United States. and Canada, decreased 42% in 2009 compared to 2008. Oil drilling activity has since recovered in the United States and Canada but gas drilling activity remains at substantially lower levels than in the five years preceding 2009 due to extensive drilling of productive shale deposits. Drilling activity in the rest of the world has also begun to recover.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. In addition, the recent blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent ongoing spillage of substantial quantities of oil could result in the imposition of profound changes to the regulations that affect this sort of drilling activity. These events could eventually result in a slowdown in the implementation of similar offshore and environmentally sensitive operations as regulators and operators reassess regulations, costs and procedures. In 2009, our sales (including OCTG and line pipe) to deepwater projects in the U.S. Gulf of Mexico represented approximately 2.0% of our total sales, while sales to deepwater projects in the rest of the world represented approximately 7.3% of our total sales.

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

Rig count

	2009	2008	2007	2006	2005
International	997	1,079	1,005	925	850
Canada	221	379	343	470	458
United States	1,086	1,878	1,768	1,648	1,380

Worldwide	2,304	3,336	3,116	3,043	2,688

Percentage increase (decrease) over the previous year

	2009	2008	2007	2006
International	(8%)	7%	9%	9%
Canada	(42%)	10%	(27%)	3%
United States	(42%)	6%	7%	19%

Worldwide	(31%)	7%	2%	13%

We estimate that worldwide apparent demand for OCTG declined by more than 30% in 2009, reflecting the decline in oil and gas drilling activity and efforts made to adjust inventory levels, particularly in the United States.

With activity levels now recovering and inventories at more reasonable levels, we can expect shipments in our Tubes segment to show a recovery in 2010 from the low level recorded in 2009. In our Projects segment, however, we expect lower shipments since the order backlog for our large-diameter pipes for pipeline projects in South America declined in 2009, and ended at a low level.

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

The following table summarizes our contractual obligations at December 31, 2009, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Thousands of U.S. dollars

	Payments Due by Period as of December 31, 2009
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings	1,446,178	791,404	577,263	40,279	37,232
Finance Lease Obligations	586	179	407	—	—

Total Borrowings	1,446,764	791,583	577,670	40,279	37,232
Interest to be accrued (1)	74,109	39,056	21,445	6,251	7,357
Interest rate derivatives contract	17,738	12,452	5,286	—	—
Purchase Commitments	275,794	43,354	70,440	72,000	90,000

Total Contractual Obligations and Commitments	1,814,405	886,445	674,841	118,530	134,589

(1)	Interest to be accrued approximates estimated interest payments

Most purchase commitments as of December 31, 2009, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America. In addition to such purchase commitments, at December 31, 2009 we were party to a contract to purchase steel from Nucor. Due to the changes in market conditions and the lower levels of activity, we had negotiated and obtained a waiver from Nucor for the committed quantities for 2009. As of March 31, 2010, the estimated aggregate amount of the remaining commitments on the contract with Nucor until December 31, 2011, was approximately $500 million.

G.	Recent Developments

Annual General Meeting of Shareholders

On June 2, 2010, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, the annual accounts as at December 31, 2009, and the related reports and certifications.

The general shareholders’ meeting also approved the payment of a dividend for the year ended December 31, 2009, of $0.34 per share (or $0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2009. The balance of the annual dividend in the amount of $0.21 per share (or $0.42 per ADS), or approximately $248 million, was paid on June 24, 2010, with an ex-dividend date of June 21, 2010. For further information about payment of dividends, see Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

The general shareholders’ meeting approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2010 accounts. The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of the Company’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law. The general shareholders’ meeting appointed PricewaterhouseCoopers as the Company’s independent auditors for the fiscal year ending December 31, 2010. For further information about our board of directors, audit committee and independent auditors, see Item 6 “Directors, Senior Management and Employees”.

The general shareholders’ meeting also granted a new authorization to the Company and its subsidiaries to purchase, acquire or receive, from time to time, Shares or other securities of the Company, on the terms and subject to the conditions set forth in the meeting’s minutes. Please see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, if the Shares are listed on at least one stock exchange, the minimum number of directors must be five. The board of directors meets at least four times per year, or as often as required by the interests of the Company. A majority of the members of the board of directors constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as Shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, an independent director is a director who:

•	is not and has not been employed by the Company or its subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls the Company, directly or indirectly, and is not a member of the board of directors of a company controlling the Company, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with the Company, its subsidiaries or its controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of the Company, its subsidiaries or its controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

The Company’s current board of directors is composed of ten directors, three of which are independent directors. The Company’s directors were re-elected at the annual ordinary general shareholders’ meeting on June 2, 2010. The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2009
Roberto Bonatti(1)	Director	President of San Faustin	7	60
Carlos Condorelli	Director	Director of Tenaris and Ternium	3	58
Carlos Franck	Director	President of Santa María	7	59
Roberto Monti	Director	Non-executive chairman of Trefoil Limited and member of the board of directors of Petrobras Energia	5	70
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	7	61
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	8	57
Jaime Serra Puche	Director	Chairman of SAI Consultores	7	58
Alberto Valsecchi	Director	Director of Tenaris	2	65
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and member of Asociación Empresaria Argentina	7	67
Guillermo Vogel	Director	Vice chairman of Tamsa	7	59

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., III Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as a member of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the chairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

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

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of the Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council and the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Company’s articles of association or the Luxembourg Law of 10 August 1915 on commercial companies, as amended, or the Luxembourg Companies Law. Under Luxembourg law, related-party transactions involving directors may be subject to approval procedures established by Luxembourg law and are to be reported at the next following shareholders’ meeting.

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

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Following a recommendation from our audit committee, auditors are appointed by the general shareholders’ meeting through a resolution passed by a simple majority vote, irrespective of the number of Shares present or represented. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting; provided, however, that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.á.r.l., Réviseur d’entreprises agréé and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) were appointed as the Company’s independent auditors for the fiscal year ending December 31, 2009, at the ordinary general shareholders’ meeting held on June 3, 2009, and were re-appointed for the fiscal year ending December 31, 2010, at the ordinary general shareholders’ meeting held on June 2, 2010.

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

Senior Management

Our current senior management as of June 2010, consists of:

Name	Position	Age at December 31, 2009
Paolo Rocca	Chairman and Chief Executive Officer	57
Ricardo Soler	Chief Financial Officer	58
Renato Catallini	Supply Chain Director	43
Alejandro Lammertyn	Commercial Director	44
Guillermo Moreno	Planning Director	45
Carlos Pappier	Chief Information Officer	48
Marco Radnic	Human Resources Director	60
Marcelo Ramos	Technology Director	46
Sergio Tosato	Industrial Coordination Director	60
Germán Curá	North American Area Manager	47
Sergio de la Maza	Central American Area Manager	53
Javier Martínez Alvarez	Southern Cone Area Manager	43
Vincenzo Crapanzano	European Area Manager	57
Claudio Leali	North East Asia Area Manager	59
Guillermo Noriega	Advisor to the Chief Executive Officer	59

Paolo Rocca. Mr. Rocca is chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the chairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler. Mr. Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

Renato Catallini. Mr. Catallini currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. He joined Tenaris in 2001 in the supply management area, as general manager of Exiros in Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. He assumed his current position in August 2007. Mr. Catallini is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our commercial director. Previously, he served as supply chain director. He began his career with Tenaris in 1990 as special projects analyst in Siderca. In 2000, he was assistant to the CEO for marketing, organizational model and mill allocation matters. He assumed his current position in August 2007. Mr. Lammertyn is an Argentine citizen.

Guillermo Moreno. Mr. Moreno currently serves as our planning director. Previously, he served as director of Oilfield Services business unit. He first joined Siderca in 1987 after graduating as an industrial engineer. Up to 1993 he worked in several finance and marketing positions in Siderca and was also responsible for sales in Latin America. In 1996 he became Tamsa’s exports sales director and in 1999 he became the director of the Pipeline Services business unit. He assumed his current position in May 2010. Mr. Moreno is an Argentine citizen.

Carlos Pappier. Mr. Pappier currently serves as our chief information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

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

Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as quality director and managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in April 2010, when the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Sergio Tosato. Mr. Tosato currently serves as our industrial coordination director. He first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including director of operations in Siderca and manufacturing director in Dalmine, before assuming his current position in 2003. Mr. Tosato is an Italian citizen.

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer with a master in business administration and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, director of our Oilfield Services business unit and commercial director. He is a former member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an Argentine citizen.

Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was appointed manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed on June 1, 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as managing director of Dalmine. Previously he served as our Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. He assumed his current position in January 2004. Mr. Crapanzano is an Italian citizen.

Claudio Leali. Mr. Leali currently serves as our North East Asia area manager, a position he assumed in 2009 after having served as director of our Japanese operations since November 2006. He began his career at Dalmine as a product development technician in 1976. From March 1994 to October 1995 he served as technical managing director of DMV, a joint venture between Dalmine, Vallourec and Mannesmann. Before assuming his current position he also served as quality director and as executive assistant of the technology department. Mr. Leali is an Italian citizen.

Guillermo Noriega. Mr. Noriega currently serves as advisor to the chief executive officer, supervising our Brazilian operations. Until June 1, 2010, when he assumed his current position, he served as our South American area manager and as managing director of Siderca. Previously, he served as Siderca’s commercial director for the

Argentine market. He began his career at Siderca as an industrial engineer in 1981. Mr. Noriega is an Argentine citizen.

Following Mr. Carlos San Martín’s retirement as technology director, the technology and quality departments have been merged into the technology department under the responsibility of Mr. Ramos.

B.	Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for such position a fee of $70,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate compensation earned by directors and senior management during 2009 amounted to $18.2 million.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Employee retention and incentive program

On January 1, 2007, we adopted an employee retention and long-term incentive program. Pursuant to this program, certain senior executives have been granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of the payment. Beneficiaries also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. Annual compensation under this program is not expected to exceed 35%, on average, of the total annual compensation of the beneficiaries.

The total value of the units granted under the program, based on the number of units and the book value per share as of December 31, 2009, was $27.6 million. As of December 31, 2009, we have recorded a total liability of $19.6 million, based on actuarial calculations provided by independent advisors.

C.	Board Practices

See Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management”.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Audit Committee

The Company’s board of directors has an audit committee consisting of three members. On June 2, 2010, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors.

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•

any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the consolidated financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by the Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

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

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2009
Argentina	6,396
Mexico	3,809
Italy	2,870
Brazil	2,544
United States	2,320
Romania	1,107
Canada	1,061
Japan	636
Other Countries	1,848

Total employees	22,591

At December 31, 2008, and December 31, 2007, the number of persons employed by Tenaris was 23,873 and 23,372 respectively.

The number of our employees decreased during 2009, from 23,873 at December 2008, to 22,591 at December 2009. The addition of SPIJ’s employees in April 2009, was offset by employee departures resulting from a reduction in activity levels following the global economic and financial crisis and the discontinuation of operations at Tavsa and Matesi, following their nationalization by the Venezuelan government.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

E.	Share Ownership

To our knowledge, the total number of the Company’s securities (in the form of Shares or ADSs) beneficially owned by the Company’s directors and senior management as of May 31, 2010, was 1,417,269 which represents 0.1% of the Company’s issued and outstanding Shares.

The following table provides information regarding securities ownership by our directors and senior management:

Director or Senior Manager	Number of Securities Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Guillermo Moreno	16,430
Ricardo Soler	8,182

Total	1,417,269

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of the Company’s securities (in the form of Shares or ADSs) based on the information most recently available to the Company, as of May 31, 2010, by (1) the Company’s major shareholders (persons or entities that beneficially own 5% or more of the Company’s Shares or ADSs), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.4%
Aberdeen Asset Management PLC (2)	59,531,257	5.0%
Directors and senior management as a group	1,417,269	0.1%
Public	405,983,117	34.4%

Total	1,180,536,830	100.0%

(1)	Information as per schedule 13G/A, filed with the U.S. Securities and Exchange Commission on February 11, 2010. San Faustin owns all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners.
(2)	On May 5, 2010, Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries informed the Company, pursuant to the Luxembourg Law of 11 January 2008 relating to the transparency requirements for issuers of securities, as amended, or the Luxembourg Transparency Law, that as of April 30, 2010, it is deemed to be the beneficial owner of 59,531,257 securities of the Company, representing 5.0% of the Company’s issued and outstanding capital and votes.

As of May 28, 2010, 132,714,328 ADSs (representing 265,428,656 Shares, or 22.5% of all issued and outstanding Shares of the Company) were registered in the name of approximately 471 holders resident in the United States.

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

Tenaris is a party to several related party transactions as described below. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $24.7 million, $101.7 million and $71.3 million in 2009, 2008 and 2007, respectively.

•

Purchases of steel bars for use in our seamless steel pipe operations in Venezuela, which amounted to $4.6 million in the first quarter of 2008 (thereafter Sidor ceased to be a related party) and $45.8 million in 2007.

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $8.9 million, $17.0 million and $11.8 million in 2009, 2008 and 2007, respectively.

•	Purchases of metal building components for our new rolling mill in Mexico, which amounted to $4.4 million in 2009.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $14.2 million, $29.1 million and $22.7 million in 2009, 2008 and 2007, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolas. These sales amounted to $13.5 million, $21.8 million and $8.1 million in 2009, 2008 and 2007, respectively. In 2008, sales included a compensation charge amounting to $11.0 million, for increased costs in previous periods.

Purchase Agency Services

Exiros, in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $30.3 million, $33.3 million and $24.9 million in 2009, 2008 and 2007, respectively.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina. Tecpetrol, a company controlled by San Faustin, is engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, while Litoral Gas distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. San Faustin holds significant but non-controlling interests in TGN and Litoral Gas.

Tecpetrol supplies Siderca with the balance of its natural gas requirements not supplied by its main gas suppliers, Panamerican Energy, Total and YPF, under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $5.5 million, $8.2 million and $5.5 million in 2009, 2008 and 2007, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.1 million, $6.4 million and $2.1 million in 2009, 2008 and 2007, respectively.

Litoral Gas’s sales to Tenaris totaled $2.7 million, $3.0 million and $2.1 million in 2009, 2008 and 2007, respectively.

During 2008 and 2007, in order to fulfill our gas consumption requirements, we also purchased gas on spot conditions from Tecgas and Energy Consulting Services S.A, two companies controlled by San Faustin. These purchases amounted to $0.3 million in 2008 and $1.5 million in 2007.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $64.3 million, $58.5 million and $59.9 million in 2009, 2008 and 2007, respectively. In 2008, in order to create our own engineering services company, we paid $3.5 million as fees for technical advice to companies controlled by San Faustin.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $76.7 million, $58.9 million and $48.4 million in 2009, 2008 and 2007, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•

We provide technology and information services to Ternium and other companies controlled by San Faustin. Sales of these services to Ternium amounted to $0.4 million, $1.0 million and $2.9 million in 2009, 2008 and 2007, respectively, while sales to other companies controlled by San Faustin amounted to $3.6 million, $3.2 million and $2.9 million in 2009, 2008 and 2007, respectively.

•	We provide administrative services to Exiros. Sales of these services amounted to $2.6 million, $2.8 million and $3.9 million in 2009, 2008 and 2007, respectively.

Financial Operations and Administrative Services

Finma S.A., a company controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to its affiliates in Argentina, including us. Fees accrued for these services amounted to $11.2 million, $10.3 million and $7.4 million in 2009, 2008 and 2007, respectively.

Transactions involving Matesi prior to June 30, 2009

We established Matesi jointly with Sidor, a related party until April 2008, to operate an HBI production facility in Venezuela. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. In May 2009, the Venezuelan government announced the nationalization of Matesi. For more information on the Matesi nationalization process, see note 32 (b) “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

As of June 30, 2009, the Company ceased consolidating Matesi’s results and other financial data and classified its investment in Matesi as an available-for-sale financial asset, with Matesi’s results and cash flows during each period prior to June 30, 2009 being presented as discontinued operations. Accordingly, transactions between Matesi and related parties for periods prior to the de-consolidation of Matesi are shown below:

•	The sale of HBI to Sidor pursuant to an off-take agreement, which amounted to $7.9 million in the first quarter of 2008 and $49.4 million in 2007.

•

During 2004, Matesi entered into a management assistance agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $0.1 million in the first quarter of 2008 and $0.7 million in 2007, related to the provision of managerial services.

•

As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Matesi received loans from its shareholders, Sidor and a subsidiary of the Company, in the same proportion as their participations and under the same terms and conditions. In May 2007, the board of directors of Matesi approved the partial capitalization of the loan granted by Sidor for an amount of $34.9 million. Interest paid on this loan amounted to $0.5 million in the first quarter of 2008 and $2.9 million in 2007.

•

Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, a subsidiary of Ternium. The royalties and fees paid to Hylsamex amounted to $0.5 million in 2008 and $0.5 million in 2007. No payments were made in 2009.

•

During 2006, Matesi entered into a service agreement with Sidor under which Sidor recycled by-product from Matesi’s operations into raw materials. Under this agreement, Matesi paid to Sidor $0.9 million in 2007.

•

During 2007, Matesi entered into a service agreement with Sidor under which Matesi recycled pellets from Sidor into HBI. Under this agreement, Sidor paid to Matesi $4.5 million in the first quarter of 2008 and $2.4 million in 2007.

•

Matesi purchased supplies and spare parts from HyL Technologies S.A. de C.V., or HyL, a Mexican company controlled by San Faustín, involved in marketing and implementation of direct reduction plants. Matesi payed to HyL $1.5 million in 2009, $1.0 million in 2008 and $2.4 million in 2007.

Other Transactions

During 2005, we entered into a contract with Techint CimiMontubi, a company controlled by San Faustin, for the provision of engineering services for the construction of a gas-fired combined heat and power plant at Dalmine, for a total amount of $15 million. We paid $0.1 million in 2008 and $0.9 million in 2007 under such contract.

During 2006, we entered into a contract with Techint Compagnia Tecnica, a company controlled by San Faustin, for the provision of furnaces for our integrated production facilities in Argentina and Mexico. Supplies received amounted to $0.4 million in 2008 and $0.4 million in 2007.

In 2007, Tenaris purchased energy from Dalmine Energy (an Italian energy trader in which Tenaris had a minority share participation until November 2007) for an amount of $120.5 million.

We contracted pipe coating services from Socotherm Brasil S.A. (an associated company in which we hold 50% of the share capital), for an amount of $46.3 million, $79.6 million and $54.1 million in 2009, 2008 and 2007, respectively.

We purchased office space in Buenos Aires, Argentina, from Siderar, a Ternium subsidiary, and from another Techint group company for a total amount of $0.3 million in 2008 and $5.2 million in 2007.

We purchased welded steel pipes from Ternium, amounting to $1.9 million, $0.5 million and $1.6 million in 2009, 2008 and 2007, respectively, which were sold by Tamsa as part of major projects.

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

Legal Proceedings

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions that would be material to Tenaris’s consolidated financial condition or results of operations.

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., or Siderca, a subsidiary of the Company, of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 91.7 million (approximately $23.8 million) at March 31, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, we believe that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in our audited consolidated financial statements.

Asbestos-Related Litigation

Dalmine is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 32 asbestos related out-of-court claims have been forwarded to Dalmine. As of December 31, 2009, the total claims pending against Dalmine were 45 (of which, none are covered by insurance): during 2009, 12 new claims were filed, no claims were adjudicated, 6 claims were settled all of which were paid, 3 claims were rejected and 13 claims were dismissed. Aggregate settlement costs to date for Tenaris are EUR 8.5 million ($12.3 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately EUR 12.8 million ($18.4 million).

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

Ongoing investigation

We have learned from one of our customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the FCPA. The audit committee of the Company’s board of directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company is sharing the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Other proceedings

We are also involved in legal proceedings incidental to the normal conduct of our business, for which we have made provisions in accordance with our corporate policy and any applicable rules. We believe that our provisions are adequate. Based on the information currently available to us, we do not believe that the outcomes of these proceedings are likely to be, individually or in the aggregate, material to our consolidated financial condition.

Previously Reported Legal Proceedings

The following previously reported legal proceedings were terminated, settled or otherwise disposed of during the year covered by this report or during 2010 through the date of this annual report:

Maverick litigation

On November 22, 2006, Maverick received a letter from The Bank of New York as trustee, or the Trustee, for the holders of 2004 4% Convertible Senior Subordinated Notes due 2033 issued by Maverick, or the 2004 Notes, concerning an alleged breach of the indenture entered into on December 30, 2004, between Maverick and the Trustee, and governing the 2004 Notes, or the Indenture. The alleged breach of the Indenture was based on Maverick’s refusal to grant the holders of the 2004 Notes conversion rights provided by the “Public Acquirer Change of Control” provision of the Indenture. On December 11, 2006, the Trustee filed a complaint against Maverick and the Company in the U.S. District Court for the Southern District of New York. The complaint alleged that the Company’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision and asserted a breach of contract claim against Maverick for refusing to accept the 2004 Notes for conversion for the consideration specified in the “Public Acquirer Change of Control” provision. The complaint also sought a declaratory judgment that the Company’s acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and therefore triggered the above mentioned conversion rights, and asserts claims for tortious interference with contract and unjust enrichment against the Company. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York (as successor to The Bank of New York as trustee under the Indenture) was substituted for The Bank of New York as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the U.S. Court of Appeals for the Second Circuit and on February 19, 2010, the U.S. Court of Appeals for the Second Circuit affirmed the District Court’s judgment. Time for Plaintiff’s appeal filing has expired.

IRS Audit of U.S. federal income tax returns

In 2009 and 2010, the U.S. Internal Revenue Service, or IRS, conducted a field examination of Maverick’s 2005 and 2006 U.S. federal income tax returns. In connection with such field examination, the IRS issued several Notices of Proposed Adjustment (NOPAs), seeking to disallow, in full or in part, certain interest expense deductions taken in 2005 and 2006 of $1.0 million and $87.3 million, respectively, and to assess interest on any resulting underpayment of income tax. This matter was settled in May 2010, with no material impact on our results.

Customer claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducements relating to an allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well, formation damage that precludes further exploration and production at the well site and sought compensatory and punitive damages of $25 million. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its request for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer reserved its rights with respect to its indemnity obligations. On July 20, 2009, the lawsuit was settled for an amount of $15 million and a Tenaris subsidiary recorded a loss of $12.7 million in addition to its previously recorded loss of $2.3 million.

Labor claim

In January 2002, several workers filed a lawsuit against Tavsa arguing that such company had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value was approximately $31.8 million. A decision concerning the admissible number of plaintiffs was resolved in favor of Tavsa and the claim was dismissed.

Dividend Policy

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends. The amount and payment of dividends has to be determined by a majority vote of shareholders, generally, but not necessarily, based on the recommendation of the Company’s board of directors. The Company’s controlling shareholder has the discretion to determine the amount and payment of future dividends. All Shares of the Company’s share capital rank pari passu with respect to the payment of dividends.

On June 2, 2010, the Company’s shareholders approved the payment of a dividend for the year ended December 31, 2009, of $0.34 per share ($0.68 per ADS), or approximately US$401 million. The amount approved includes the interim dividend of $0.13 per share ($0.26 per ADS) paid in November 2009. The balance of the annual dividend in the amount of US$0.21 per share (or US$0.42 per ADS), or approximately US$248 million, was paid on June 24, 2010, with an ex-dividend date of June 21, 2010.

On June 3, 2009, the Company’s shareholders approved the payment of a dividend for the year ended December 31, 2008, of $0.43 per share ($0.86 per ADS), or approximately US$507 million. The amount approved included the interim dividend of $0.13 per share ($0.26 per ADS) paid in November 2008. The balance of the annual dividend in the amount of US$0.30 per share (US$0.60 per ADS), was paid in June 2009.

On June 4, 2008, the Company’s shareholders approved the payment of a dividend for the year ended December 31, 2007, of $0.38 per share ($0.76 per ADS), or approximately US$449 million. The amount approved included the interim dividend of $0.13 per share ($0.26 per ADS) paid in November 2007. The balance of the annual dividend in the amount of US$0.25 per share (US$0.50 per ADS), was paid in June 2008.

On June 6, 2007, the Company’s shareholders approved the payment of a dividend for the year ended December 31, 2006, of $0.30 per share ($0.60 per ADS), or approximately US$354 million. The dividend was paid in June 2007.

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Risk Factors – Risks Relating to the Structure of the Company – As a holding company, our ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations”. The Company’s ability to pay cash dividends depends on the results of operations and the financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has the power to initiate dividend installments pursuant to Luxembourg law, but payment of the dividends must be approved by the Company’s shareholders at the annual shareholders’ meeting, subject to the approval of the Company’s annual accounts.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2009, the Company’s legal reserve represented 10% of its share capital.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Shares are listed on the Buenos Aires Stock Exchange and on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS”. The Shares are also listed on the Italian Stock Exchange under the symbol “TEN”. Trading on the NYSE, the Buenos Aires Stock Exchange and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of May 31, 2010, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of May 28, 2010, a total of 265,428,656 Shares were registered in the name of the depositary for the Company’s ADR program. On May 28, 2010, the closing sale price for the ADSs on the NYSE was $37.12 and the closing sale price of the Shares on the Mexico Stock Exchange was MXP238.83. On May 31, 2010, the closing sale price of the Shares on the Italian Stock Exchange was €15.28 and on the Buenos Aires Stock Exchange was ARS74.75.

New York Stock Exchange

As of May 28, 2010, a total of 132,714,328 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. Since February 28, 2008, The Bank of New York Mellon has acted as the Company’s depositary for issuing ADSs evidencing Shares, as successor depositary agent to JP Morgan Chase. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs traded on the NYSE (“Source: Bloomberg LP”).

	Price per ADS
2005	High	Low
Full year	28.58	9.04

	Price per ADS
2006	High	Low
Full year	51.02	24.42

	Price per ADS
2007	High	Low
Full year	54.75	41.48

	Price per ADS
2008	High	Low
First quarter	49.89	36.52
Second quarter	74.50	49.90
Third quarter	72.95	34.52
Fourth quarter	36.92	15.39
Full year	74.50	15.39

	Price per ADS
2009	High	Low
First quarter	24.29	15.10
Second quarter	32.28	20.50
Third quarter	36.53	24.63
Fourth quarter	42.93	33.51
Full year	42.93	15.10

	Price per ADS
Last Six Months	High	Low
December 2009	42.93	38.33
January 2010	47.41	43.70
February 2010	46.85	41.43
March 2010	44.90	42.51
April 2010	45.43	40.56
May 2010	40.83	35.14

*       The ratio of Shares per ADS was changed from a ratio of one ADS equal to ten Shares to a new ratio of one ADS equal to two Shares in April 2006. Prices for the ADS before this date have been restated using the new ratio.

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2005	High	Low
Full year	11.74	3.37

	Price per Share
2006	High	Low
Full year	19.63	10.03

	Price per Share
2007	High	Low
Full year	19.29	14.96

	Price per Share
2008	High	Low
First quarter	15.78	12.01
Second quarter	23.33	15.64
Third quarter	22.83	12.77
Fourth quarter	12.54	6.34
Full year	23.33	6.34

	Price per Share
2009	High	Low
First quarter	8.87	5.97
Second quarter	11.29	7.66
Third quarter	12.49	8.69
Fourth quarter	15.04	11.41
Full year	15.04	5.97

	Price per Share
Last Six Months	High	Low
December 2009	15.04	13.11
January 2010	16.53	15.28
February 2010	17.37	15.06
March 2010	16.37	15.80
April 2010	16.92	15.15
May 2010	15.70	13.85

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

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal Argentine pesos per share), traded on the Buenos Aires Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2005	High	Low
Full year	41.05	13.35

	Price per Share
2006	High	Low
Full year	75.60	36.45

	Price per Share
2007	High	Low
Full year	86.45	63.70

	Price per Share
2008	High	Low
First quarter	79.03	53.21
Second quarter	117.86	78.93
Third quarter	115.10	54.69
Fourth quarter	58.14	27.49
Full year	117.86	27.49

	Price per Share
2009	High	Low
First quarter	42.08	28.47
Second quarter	61.70	39.45
Third quarter	69.30	47.69
Fourth quarter	80.70	64.39
Full year	80.70	28.47

	Price per Share
Last Six Months	High	Low
December 2009	80.70	75.55
January 2010	90.20	83.50
February 2010	92.45	81.00
March 2010	87.50	83.50
April 2010	87.80	79.10
May 2010	79.10	69.50

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

Mexican Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal Mexican pesos per share), traded on the Mexican Stock Exchange (“Source: Bloomberg LP”).

	Price per Share
2005	High	Low
Full year	152.00	51.95

	Price per Share
2006	High	Low
Full year	276.50	130.31

	Price per Share
2007	High	Low
Full year	295.00	233.00

	Price per Share
2008	High	Low
First quarter	262.02	192.10
Second quarter	344.45	260.07
Third quarter	349.72	197.52
Fourth quarter	200.09	105.36
Full year	349.72	105.36

	Price per Share
2009	High	Low
First quarter	161.90	122.44
Second quarter	212.31	143.06
Third quarter	243.11	170.39
Fourth quarter	281.77	228.52
Full year	281.77	122.44

	Price per Share
Last Six Months	High	Low
December 2009	281.77	246.49
January 2010	300.00	279.66
February 2010	296.92	264.69
March 2010	281.36	266.11
April 2010	266.11	249.82
May 2010	244.17	226.16

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

See Item 9.A.“—Offer and Listing Details”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of Shares. These rights are set out in the Company’s articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read the Company’s articles of association, which is an exhibit to this annual report.

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

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. There were 1,180,536,830 Shares issued as of May 31, 2010. All issued Shares are fully paid.

The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. There are no redemption or sinking fund provisions in the articles of association.

The Company’s articles of association authorize the board of directors for a period of five years following publication of the authorization in the Luxembourg official gazette to increase from time to time its issued share capital in whole or in part within the limits of the authorized capital. On June 6, 2007, the shareholders renewed this authority for an additional five years. Accordingly, until August 2, 2012, the Company’s board of directors may issue, without further authorization, up to 1,319,463,170 additional Shares. Under its articles of association, any issuance of new Shares of the Company pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued Shares, except:

•	in circumstances in which the Shares are issued for consideration other than money;

•	with respect to Shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates; and

•	with respect to Shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any Shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of the Company’s issued capital.

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Dividends

Subject to applicable law, all Shares (including Shares underlying ADSs) are entitled to participate equally in dividends when, as and if a dividend payment is approved by the general shareholders’ meeting out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are approved. Shareholders may, at the general shareholders’ meeting, which every shareholder has the right to attend in person or vote by proxy, declare a dividend under Article 21 of the Company’s articles of association.

Under Article 21 of the articles of association, the board of directors has the power to pay interim dividends in accordance with the conditions set forth in Section 72-2 of the Luxembourg Companies Law.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at ten (10) day intervals, the second notice appearing at least ten (10) days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at twenty (20) day intervals, the second notice appearing at least twenty (20) days prior to the meeting. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. At an ordinary general shareholders’ meeting, there is no quorum requirement, and resolutions are adopted by a simple majority vote of the Shares present or represented and voted. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued and outstanding Shares. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by the Luxembourg Companies Law. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority vote of the Shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at an ordinary shareholders’ meeting. Cumulative voting is not permitted. As the Company’s articles of association do not provide for staggered terms, directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by a majority vote of the Shares present or represented and voted.

The Company’s annual ordinary general shareholders’ meeting is held at 11:00 A.M., Luxembourg time, on the first Wednesday of June of each year at the place indicated in the notices of meeting. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder registered in the Company’s share register on the fifth calendar day preceding the general shareholders’ meeting (the “Record Date”) shall be admitted to a general shareholders’ meeting and may attend the meeting in person or vote by proxy.

Holders of Shares holding their Shares through fungible securities accounts wishing to attend the meeting in person must present a certificate (issued by the financial institution or professional depositary holding such Shares) evidencing deposit of their Shares and certifying the number of Shares recorded in the relevant account as of the Record Date. Certificates certifying the number of Shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the meeting. Each certificate must (i) indicate the stock exchange on which the Shares evidenced by such certificate trade, and (ii) in case of certificates evidencing Shares trading on the Argentine or Italian stock exchanges, certify that such Shares have been blocked for trading until the date of the meeting. Certificates must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the Shares of the

Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. Holders of Shares holding their Shares through fungible securities accounts wishing to vote by proxy must file the required certificate together with a completed proxy form within the same period of time at the registered office of the Company or with any local agent of the Company duly authorized to receive such proxies.

Those shareholders who have sold their Shares between the Record Date and the date of the general shareholders’ meeting cannot attend or be represented at the meeting.

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

Appraisal Rights

In the event that the Company’s shareholders approve:

•	the delisting of the Shares from all stock exchanges where the Shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the Shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the assets of the Company,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of Luxembourg, or

•	amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders;

dissenting or absent shareholders have the right to have their Shares repurchased by the Company at (i) the average market value of the Shares over the 90 calendar days preceding the shareholders’ meeting or (ii) in the event that the Shares are not traded on a regulated market, the amount that results from applying the proportion of the Company’s equity that the Shares being sold represent over the Company’s net worth as of the date of the applicable shareholders’ meeting.

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of the meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its Shares within six months following the date of the shareholders’ meeting. If delisting from one or more, but not all, of the stock exchanges where the Shares are listed is approved, only dissenting or absent shareholders with Shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

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

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See Item 3.D. “Risk Factors – Risks Relating to the Structure of the Company – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”.

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

Pursuant to the Company’s articles of association, the ownership of registered Shares is evidenced by the inscription of the name of the shareholder, the number of Shares held by him and the amount paid on each share in the Company’s shareholders’ register. In addition, the Company’s articles of association provide that the Shares may be held through fungible securities accounts with financial institutions or other professional depositaries. Shares held through fungible securities accounts have the same rights and obligations as Shares recorded in the Company’s shareholders’ register.

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

BNP Paribas Securities Service (Luxembourg branch) maintains the Company’s shareholders’ register.

Repurchase of Company Shares

The Company may repurchase its own Shares in the cases and subject to the conditions set by the Luxembourg Companies Law and, in the case of acquisitions of Shares or ADSs made through a stock exchange in which Shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E “Purchase of Equity Securities by the Issuer and Affiliated Purchases” for more information on the authorization granted by the annual general meeting of shareholders to acquire Shares of the Company, including Shares represented by ADSs.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of the Company’s non-resident or foreign shareholders to hold or vote their Shares.

Change in Control

None of our outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between the Company and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

There are no rights associated with the Shares other than those described above.

Ownership Disclosure

The Company’s articles of association do not contain any provision requiring disclosure of share ownership. However, under the Luxembourg Transparency Law investors in the Company’s securities should notify the Company and the Luxembourg securities commission on an ongoing basis whenever their direct or indirect ownership or other control rights over Shares of the Company’s capital or rights to vote such Shares either reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%.

C.	Material Contracts

For a summary of any material contract entered into by us outside the ordinary course of business during the last two years, see Item 4. “Information on the Company”.

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Brazil, Mexico, Nigeria, Romania and Venezuela. Argentina and Venezuela have exchange controls or limitations on capital flows, including requirements for the repatriation of export proceeds, in place.

Venezuela

Venezuela imposed the current system of exchange rate controls in 2003. The Foreign Currency Administration Commission, or CADIVI, was created for the purpose of administering the new exchange control regime. Under the current exchange control regime, all purchases and sales of foreign currencies must take place with the Venezuelan Central Bank. The Ministry of Finance, together with the Venezuelan Central Bank, is responsible for setting the official exchange rates between the Venezuelan bolivar and the U.S. dollar and other currencies. Currently, the exchange of the Venezuelan bolivar is fixed at 4.3 to the U.S. dollar for purchase operations.

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARS/US$ exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:

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

•	outflows from proceeds of investments in capital markets are restricted and subject to certain requirements, such as, in certain cases, the mantainance of the investment for a specific period of time;

•

inflows and outflows of foreign currency through the local exchange market, and indebtedness transactions by local residents that may result in a foreign currency payment to non-residents, must be registered with the Argentine Central Bank; and

•

funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.

Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, in October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. During 2009, the Argentine Central Bank maintained the value of the U.S. dollar between ARS3.4 and ARS3.8 per U.S. dollar.

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

You should consult your own tax advisor regarding the Luxembourg tax consequences of owning and disposing of ADSs in your particular circumstances.

Holding company status

The tax treatment described below results from the tax status of the Company as a holding company under the law of July 31, 1929 and the “billionaire” provisions relating thereto.

Following a decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime and related billionaire holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly-listed companies –including the Company– are entitled to continue benefiting from their current tax regime until December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime, in the future we may be subject to a higher tax burden and hoders of Shares and ADSs may be subject to tax withholdings, as described in Item 3.D “Risks Relating to the Structure of the Company”.

Ownership and disposition of ADSs

Holders of ADSs will not be subject to Luxembourg income tax, wealth tax or capital gains tax in respect of those ADSs, except for:

•

individual residents of Luxembourg, entities organized in Luxembourg or entities domiciled or having a permanent establishment in Luxembourg. For purposes of Luxembourg tax law, you are deemed to be an individual resident in Luxembourg, subject to treaty provisions, if you have your domicile or your usual place of residence in Luxembourg, or

•

non-resident holders are taxed with respect to the disposition of their ADSs held for six months or less if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly at any time during the five years preceding the date of disposition more than 10% of the Company’s share capital, or

•

non-resident holders are taxed with respect to the disposition of their ADSs held for six months or more (x) if such non-resident holder has owned alone, or together with his spouse or minor children, directly or indirectly, at any time during the five years preceding the date of disposition, more than 10% of the Company’s share capital and (y) was a Luxembourg resident taxpayer for more than 15 years and has become a non-resident tax payer less than 5 years before the moment of disposition of the ADSs.

No inheritance tax is payable by a holder of ADSs except if the deceased holder was a resident of Luxembourg at the time of death.

There is no Luxembourg transfer duty or stamp tax on the purchase or disposition of the ADSs.

Dividends received on ADSs by non-Luxembourg resident holders

Currently, no withholding tax applies in Luxembourg on dividends distributed by the Company. No taxes apply in Luxembourg on dividends received by holders who are not resident in Luxembourg and who do not maintain a permanent establishment in Luxembourg to which the holding of the ADSs is effectively connected. However, withholding taxes may apply upon the termination of our tax-exempt status on December 31, 2010 as explained in Item 3.D “Risks Relating to the Structure of the Company”.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Shares represented by those ADSs. Exchanges of Shares for ADSs, and ADSs for Shares, generally will not be subject to United States federal income tax.

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

Dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applied to foreign private issuers. Because the Company is a foreign private issuer, the SEC’s rules do not require it to deliver proxy statements or to file quarterly reports. In addition, the Company’s “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements. The Company’s annual consolidated financial statements are certified by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the close of the fiscal year on December 31, and will be shortened to four months for annual reports on financial statements ending on or after 2011. These quarterly and annual reports may be reviewed at the SEC’s public reference room. Reports and other information filed electronically with the SEC are also available at the SEC’s Internet website.

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

The Depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of the reports and communications to all record holders of ADSs. Any record holder of ADSs may read the reports, notices or summaries thereof, and communications at the Depositary’s office located at 101 Barclay Street, New York, New York 10286.

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

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and, to a limited extent, commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products from time to time.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2009 and 2008 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2009	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	—	51,959	—	—	—	51,959
Floating rate	—	390,962	134,749	32,700	7,579	37,232	603,222

Current Debt
Fixed rate	239,694	—	—	—	—	—	239,694
Floating rate	551,889	—	—	—	—	—	551,889

	791,583	390,962	186,708	32,700	7,579	37,232	1,446,764

At December 31, 2008	Expected maturity date
	2009	2010	2011	2012	2013	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	68	959	3,230	3,268	12,552	20,077
Floating rate	—	527,476	510,326	132,545	46,875	3,749	1,220,971

Current Debt
Fixed rate	202,869	—	—	—	—	—	202,869
Floating rate	1,533,098	—	—	—	—	—	1,533,098

	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

(1)	As most borrowings are based on floating rates that approximate market rates, or contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The following table provides the weighted average interest rates before tax applicable to our borrowing. These rates were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2009 and 2008. Changes in interest rates are primarily due to changes in the floating reference rate.

	2009	2008
Bank borrowings	3.97%	5.23%
Other loans	4.00%	4.99%
Finance lease liabilities	8.02%	7.74%

Total Debt by Currency at December 31, 2009:

	Functional Currency
	US$	MXN	EUR	RON	BRL	CNY	Total
	(in thousands of U.S. dollars)
Debt denominated in:
US$	382,483	420,289	252,188	6,533	—	5,610	1,067,103
EUR	188	—	76,442	12,317	—	—	88,947
ARS	231,037	—	—	—	—	—	231,037
BRL	—	—	—	—	52,979	—	52,979
Other	6,670	—	—	28	—	—	6,698

	620,378	420,289	328,630	18,878	52,979	5,610	1,446,764

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Most of our long-term borrowings are at variable rates. At December 31, 2009, we had long-term variable interest rate debt of $603.2 million and short-term variable interest rate debt of $551.9 million. These variable rate debts expose us to the risk of increased interest expense in the event of increases in interest rates.

In order to minimize the volatility effect of floating rates on future interest rate payments, we have entered into interest rate derivative instruments in which we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Coverage

At December 31, 2009 and 2008, we had variable interest rate swaps, including some with knock-in provisions according to the following schedule:

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2009
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	911	(22)
Pay fixed / Receive variable with knock-in at 2.50%	Libor 6M	4.91%	2011	350,000	(17,716)

					(17,738)

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2008
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	3,054	(82)
Pay fixed / Receive variable with knock-in at 2.50%	Libor 6M	4.88%	2011	150,000	(8,852)
Pay fixed / Receive variable with knock-in at 2.50%	Libor 6M	4.91%	2011	350,000	(20,286)

					(29,220)

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

Foreign Currency Derivative Contracts

At December 31, 2009 and 2008, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2009
US$/ARS	Argentine Peso Forward purchases	269,833	4.1924	2010	13,601
US$/EUR	Euro Forward purchases	68,885	1.4154	2010	1,186
COP/ US$	Colombian Peso Forward sales	21,787	1,997.38	2010	589
GBP/US$	Great Britain Pound Forward sales	7,482	1.6218	2010	19
RON/US$	Romanian Lei Forward sales	4,017	2.9485	2010	6
US$/MXN	Mexican Peso Forward purchase	45,893	13.0287	2010	(305)
CAD/US$	Canadian Dollar Forward sales	41,397	1.0569	2010	(398)
BRL/US$	Brazilian Real Forward sales	119,979	1.7701	2010	(585)
MXN/EUR	Euro Forward purchases with Mexican Peso	10,790	20.6313	2010	(674)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	275,794	1.0342	2017	(2,818)

					10.621

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2008
US$/EUR	Euro Forward purchases	118,295	1.2534	2009	11,320
US$/JPY	Japanese Forward purchases	96,619	91.1037	2009	217
BRL/US$	Brazilian Real Forward sales	102,529	2.1556	2009	11,109
KWD/US$	Kuwaiti Dinar Forward sales	38,392	0.2723	2009	857
BRL/EUR	Euro Forward purchases with Brazilian Real	49,154	2.9682	2009	4,901
MXN/EUR	Euro Forward purchases with Mexican Peso	75,778	17.3885	2009	8,186
CAD/US$	Canadian Dollar Forward sales	76,025	1.2520	2009	(1,631)
RON/US$	Romanian Lei Forward sales	44,281	2.9532	2009	(984)
US$/ARS	Argentine Peso Forward purchases	119,075	3.5115	2009	(10,280)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	266,424	1.0357	2017	(30,758)

					(7,063)

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the consolidated statement of financial position at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. As a general rule, we recognize the full amount related to the change in fair value of derivative financial instruments under financial results in the current period.

We designate certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These derivatives are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps and collars). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (asset or liability) continues to be reflected on the consolidated statement of financial position.

At December 31, 2009, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to $16.7 million (not including tax effects).

We do not hold or issue derivative financial instruments for trading or other speculative purposes.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2009.

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

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other securities

Not applicable

D.	American Depositary Shares

According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

Depositary services	Associated Fee

•Issuance of ADSs, including issuances resulting from a distribution of Shares or rights or other property

•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS registered holders, excluding cash dividend	$0.02 (or less) per ADSs (or portion of ADSs)
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or Share underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares	Registration or transfer fees
•Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) •Conversion of foreign currency	Expenses of the Depositary
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been Shares and the Shares had been deposited for issuance of ADSs
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees payable by the Depositary to the Company

Fees incurred in 2009

For the year ended December 31, 2009, the Company received from the Depositary $2.25 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

Fees to be paid in the future

The Depositary has agreed to reimburse the Company for expenses it incurs that are related to establishment and maintenance expenses of the ADS program. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris’s internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2009, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of SPIJ, which was acquired in a purchase business combination in April 2009. These operations constituted, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, $95.7 million of total assets at December 31, 2009, and $92.5 million of total revenues for the year ended December 31, 2009.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2009, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

In addition to the general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all of our directors, officers and employees, we have adopted a code of ethics for financial officers which applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and is intended to supplement the Company’s code of conduct.

The text of our codes of conduct and code of ethics is posted on our Internet website at: http://ir.tenaris.com/codeOfConduct.cfm.

Item 16.C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2009 and 2008 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2009 and 2008 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2009	2008
Audit Fees	3,966	4,405
Audit-Related Fees	267	76
Tax Fees	129	138
All Other Fees	—	—

Total	4,362	4,619

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for U.S. Securities and Exchange Commission or other regulatory filings.

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

All Other Fees

In 2009 and 2008, PricewaterhouseCoopers did not perform any services other than those described above.

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

In 2009, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On June 2, 2010, the Company’s annual general shareholders meeting resolved to cancel the authorization granted to the Company and to the Company’s subsidiaries to acquire, from time to time, Shares, including shares represented by ADSs, granted by the general meeting of shareholders held on June 3, 2009, and to grant a new authorization to the Company and to the Company’s subsidiaries to purchase, acquire or receive, from time to time, securities, on the following terms and conditions:

•

Purchases, acquisitions or receptions of securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

•

The maximum number of securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of securities acquired as a block may amount to the maximum permitted amount of purchases.

•

The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s securities in the stock exchange through which the Company’s securities are acquired, during the five trading days in which transactions in the securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of securities, other than in the form of ADSs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADSs. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•

The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•	The acquisitions of securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

•	Only fully paid-up securities may be acquired pursuant to this authorization.

•

The acquisitions of securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•

The acquisitions of securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s securities are traded, through public offers to all shareholders of the Company to buy securities, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

•

The acquisitions of securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•

The authorization granted to acquire securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

•

The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg law of August 10, 1915 on commercial companies (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

In the future, we may, on the terms and subject to the conditions above referred, initiate a stock repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s securities. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments, either settled in cash or through physical delivery of securities, with returns linked to the Company’s securities. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16.F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (particularly the Luxembourg Companies Law) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believe that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our securities trade. The Company’s corporate governance practices may differ in non-material ways from the standards required by these exchanges that are not detailed here.

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

Audit committee.

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. The Company’s articles of association currently require to have an audit committee composed of three members, of which at least two must be independent (as defined in the articles of association) and the Company’s audit committee complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices”.

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

Audit committee responsibilities.

Pursuant to the Company’s articles of association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of its consolidated financial statements and system of internal controls and the independence and performance of the independent auditors. The audit committee is required to review material transactions (as defined by our articles of association) between the Company or its subsidiaries with related parties and also perform the other duties entrusted to it by the board. The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies.

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

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity based compensation to our directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors compensation see Item 6.B. “Directors, Senior Management and Employees– Compensation”.

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

Chief executive officer certification.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, the Company’s chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, the Company’s chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, the Company must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

46a, Avenue John F. Kennedy – 2nd Floor.

L – 1855 Luxembourg

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557, piso 7° C1106ABG – Ciudad de Buenos Aires Tel.: (54-11) 4850-0000 Fax.: (54-11) 4850-1800 www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s report on internal control over financial reporting”, management has excluded Seamless Pipe Indonesia Jaya from its assessment of internal control over financial reporting as of December 31, 2009 because it was acquired by the Company in a purchase business combination in April 2009. We have also excluded Seamless Pipe Indonesia Jaya from our audit of internal control over financial reporting. Seamless Pipe Indonesia Jaya is a subsidiary whose total assets and total revenues, prior to giving effect to the elimination in consolidation of intercompany transactions and balances, amount to $95.7 million and $92.5 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.

Buenos Aires, Argentina

June 30, 2010

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Diego Niebuhr (Partner)
Diego Niebuhr

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	Year ended December 31,
		2009	2008	2007
Continuing operations
Net sales	1	8,149,320	11,987,760	9,874,312
Cost of sales	1 & 2	(4,864,922)	(6,698,285)	(5,408,984)

Gross profit		3,284,398	5,289,475	4,465,328
Selling, general and administrative expenses	1 & 3	(1,473,791)	(1,787,952)	(1,551,836)
Other operating income	5 (i)	7,673	35,140	27,251
Other operating expenses	5 (ii)	(4,673)	(411,013)	(23,771)

Operating income		1,813,607	3,125,650	2,916,972
Interest income	6	30,831	48,711	92,733
Interest expense	6	(118,301)	(179,885)	(270,705)
Other financial results	6	(64,230)	(99,850)	(22,358)

Income before equity in earnings of associated companies and income tax		1,661,907	2,894,626	2,716,642
Equity in earnings of associated companies	7	87,041	89,423	113,062

Income before income tax		1,748,948	2,984,049	2,829,704
Income tax	8	(513,211)	(1,015,334)	(805,773)

Income for continuing operations		1,235,737	1,968,715	2,023,931

Discontinued operations
Result for discontinued operations	29	(28,138)	306,905	52,128

Income for the year		1,207,599	2,275,620	2,076,059

Attributable to:
Equity holders of the Company		1,161,555	2,124,802	1,923,748
Minority interest		46,044	150,818	152,311

		1,207,599	2,275,620	2,076,059

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	0.98	1.80	1.63
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	1.97	3.60	3.26
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.00	1.49	1.58
Basic and diluted earnings per ADS (U.S. dollars per ADS)		2.00	2.99	3.17

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2009	2008	2007
Income for the year	1,207,599	2,275,620	2,076,059
Other comprehensive income:
Currency translation adjustment	357,511	(486,636)	306,266
Cash flow hedges	1,384	(8,513)	(10,554)
Share of other comprehensive income of associates
Currency translation adjustment	(1,302)	(51,004)	3,595
Cash flow hedges	2,722	(6,044)	—
Income tax relating to components of other comprehensive income (*)	2,089	3,003	—

Other comprehensive income for the year, net of tax	362,404	(549,194)	299,307

Total comprehensive income for the year	1,570,003	1,726,426	2,375,366

Attributable to:
Equity holders of the Company	1,423,986	1,620,640	2,175,289
Minority interest	146,017	105,786	200,077

	1,570,003	1,726,426	2,375,366

(*) Relates to Cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2009		At December 31, 2008
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,254,587		2,982,871
Intangible assets, net	11	3,670,920		3,826,987
Investments in associated companies	12	602,572		527,007
Other investments	13	34,167		38,355
Deferred tax assets	21	197,603		390,323
Receivables	14	101,618	7,861,467	82,752	7,848,295

Current assets
Inventories	15	1,687,059		3,091,401
Receivables and prepayments	16	220,124		251,481
Current tax assets	17	260,280		201,607
Trade receivables	18	1,310,302		2,123,296
Available for sale assets	32	21,572		—
Other investments	19	579,675		45,863
Cash and cash equivalents	19	1,542,829	5,621,841	1,538,769	7,252,417

Total assets			13,483,308		15,100,712

EQUITY
Capital and reserves attributable to the Company’s equity holders			9,092,164		8,176,571
Minority interest			628,672		525,316

Total equity			9,720,836		8,701,887

LIABILITIES
Non-current liabilities
Borrowings	20	655,181		1,241,048
Deferred tax liabilities	21	860,787		1,053,838
Other liabilities	22 (i)	192,467		223,142
Provisions	23 (ii)	80,755		89,526
Trade payables		2,812	1,792,002	1,254	2,608,808

Current liabilities
Borrowings	20	791,583		1,735,967
Current tax liabilities	17	306,539		610,313
Other liabilities	22 (ii)	192,190		242,620
Provisions	24 (ii)	28,632		28,511
Customer advances		95,107		275,815
Trade payables		556,419	1,970,470	896,791	3,790,017

Total liabilities			3,762,472		6,398,825

Total equity and liabilities			13,483,308		15,100,712

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Total	Minority Interest	Total
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	—	—	—	—	—	1,161,555	1,161,555	46,044	1,207,599
Other comprehensive income for the year	—	—	—	253,312	9,119	—	262,431	99,973	362,404

Total comprehensive income for the year	—	—	—	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003
Acquisition and decrease of minority interest	—	—	—	—	(783)	—	(783)	3,425	2,642
Change in equity reserves	—	—	—	—	21	—	21	—	21
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(46,086)	(553,717)

Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

(*)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

Income for the year	—	—	—	—	—	2,124,802	2,124,802	150,818	2,275,620
Other comprehensive income for the year	—	—	—	(489,828)	(14,334)	—	(504,162)	(45,032)	(549,194)

Total comprehensive income for the year	—	—	—	(489,828)	(14,334)	2,124,802	1,620,640	105,786	1,726,426
Acquisition and decrease of minority interest	—	—	—	—	(1,742)	—	(1,742)	(16,843)	(18,585)
Dividends paid in cash	—	—	—	—	—	(448,604)	(448,604)	(87,200)	(535,804)

Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Minority Interest	Total
Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	5,338,619	363,011	5,701,630

Income for the year	—	—	—	—	—	1,923,748	1,923,748	152,311	2,076,059
Other comprehensive income for the year	—	—	—	262,095	(10,554)	—	251,541	47,766	299,307

Total comprehensive income for the year	—	—	—	262,095	(10,554)	1,923,748	2,175,289	200,077	2,375,366
Acquisition and decrease of minority interest	—	—	—	—	—	—	—	20,748	20,748
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(60,263)	(567,894)

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

The accompanying notes are an integral part of these Consolidated Financial Statements

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2009	2008	2007
Cash flows from operating activities
Income for the year		1,207,599	2,275,620	2,076,059
Adjustments for:
Depreciation and amortization	10 & 11	504,864	532,934	514,820
Income tax accruals less payments	28 (ii)	(458,086)	(225,038)	(393,055)
Equity in earnings of associated companies		(86,179)	(89,556)	(94,888)
Interest accruals less payments, net	28 (iii)	(24,167)	55,492	(21,302)
Income from disposal of investment and other		—	(394,323)	(18,388)
Changes in provisions		(7,268)	783	(421)
Impairment charge	5	—	502,899	—
Changes in working capital	28 (i)	1,737,348	(1,051,632)	(110,425)
Other, including currency translation adjustment		189,837	(142,174)	68,224

Net cash provided by operating activities		3,063,948	1,465,005	2,020,624

Cash flows from investing activities
Capital expenditures	10 & 11	(460,927)	(443,238)	(447,917)
Acquisitions of subsidiaries and minority interest	27	(73,584)	(18,585)	(1,927,262)
Other disbursements relating to the acquisition of Hydril		—	—	(71,580)
Proceeds from the sale of pressure control business (*)	29	—	1,113,805	—
Decrease in subsidiaries / associated		—	—	27,321
Proceeds from disposal of property, plant and equipment and intangible assets		16,310	17,161	24,041
Dividends and distributions received from associated companies	12	11,420	15,032	12,170
Changes in restricted bank deposits		—	—	21
Investments in short terms securities		(533,812)	41,667	96,074
Other		—	(3,428)	—

Net cash (used in) provided by investing activities		(1,040,593)	722,414	(2,287,132)

Cash flows from financing activities
Dividends paid		(507,631)	(448,604)	(507,631)
Dividends paid to minority interest in subsidiaries		(46,086)	(87,200)	(60,263)
Proceeds from borrowings		631,544	1,087,649	2,718,264
Repayments of borrowings		(2,096,925)	(2,122,268)	(2,347,054)

Net cash used in financing activities		(2,019,098)	(1,570,423)	(196,684)

Increase (decrease) in cash and cash equivalents		4,257	616,996	(463,192)

Movement in cash and cash equivalents
At the beginning of the period		1,525,022	954,303	1,365,008
Effect of exchange rate changes		9,124	(46,277)	52,487
Decrease in cash due to deconsolidation	32	(9,696)	—	—
Increase (decrease) in cash and cash equivalents		4,257	616,996	(463,192)

At December 31,	28 (iv)	1,528,707	1,525,022	954,303

Non-cash financing activity
Conversion of debt to equity in subsidiaries		—	—	35,140

(*)	Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	27	Business combinations and other acquisitions
		28	Cash flow disclosures
A	Financial Risk Factors	29	Discontinued operations
B	Financial instruments by category	30	Related party transactions
C	Fair value by hierarchy	31	Principal subsidiaries
D	Fair value estimation	32	Processes in Venezuela
E	Accounting for derivatives financial instruments and hedging activities	33	Subsequent events

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

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

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 24, 2010.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

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

(1)	New and amended standards effective in 2009 and relevant for Tenaris

•	IFRS 7, “Financial Instruments – Disclosures (amendment)”

This amendment, effective 1 January 2009, requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•	IFRS 8, “Operating segments”

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

•	IAS 1 Revised, “Presentation of Financial Statements”

IAS 1 has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax relating to each component of other comprehensive income and not mandatory introduction of new terminology.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

A	Basis of presentation (Cont.)

(1)	New and amended standards effective in 2009 and relevant for Tenaris (Cont.)

•	IAS 23 Revised, “Borrowing Costs”

IAS 23 revised, eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. This amendment has no material effect on the Company’s financial condition or results of operations.

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted

•	IAS 27 Revised, “Consolidated and separate financial statements”

This revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company will apply IAS 27 revised prospectively to transactions with non-controlling interests from January 1, 2010.

•	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued IFRS 3 (revised January 2008), “Business Combinations” (“IFRS 3—revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

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

In May 2008, the IASB amended IFRS 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

•	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2013. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

The Company’s management has not yet assessed the potential impact that the application of IFRS 9 will have on the Company’s financial statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

A	Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

•	Improvements to International Financial Reporting Standards

In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after January 1, 2010. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since these improved standards are not yet adopted by the EU.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B	Group accounting

(1)	Subsidiaries

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

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

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

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

The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Income Statement under Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

B	Group accounting (Cont.)

(2)	Associates (Cont.)

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, “Investments in Associates”. At December 31, 2009, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris review investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s balance sheet carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2009, 2008 and 2007, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C	Segment information

The Company is organized in two major business segments: Tubes and Projects.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed Tenaris’ internal requirements.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

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

(2)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including inter-company transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the Consolidated Income Statement.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

E	Property, plant and equipment (Cont.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) (“Borrowing Costs”). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2009.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

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

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

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

The balance of acquired trademarks amounts to $88.0 million and $85.3 million at December 31, 2009 and 2008 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2009, 2008 and 2007 totaled $62.7 million, $77.3 million and $61.7 million, respectively.

(5)	Customer relationships

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

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable.

Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

The recoverable amount is the higher of an asset’s value in use and fair value less cost to sell.

Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity. Management judgment is required to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

H	Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

H	Other investments (Cont.)

Results from financial investments are recognized in Financial Results in the Consolidated Income Statement.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

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

J	Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

(2)	Share capital

Total ordinary shares issued and outstanding as of December 31, 2009, 2008 and 2007 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

L	Equity (Cont.)

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

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

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

O	Employee benefits

(a)	Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

O	Employee benefits (Cont.)

(a)	Employee severance indemnity (Cont.)

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

Defined benefit plans determine an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. Post-retirement obligations are measured at the present value of the estimated future cash outflows. The present value of the defined benefit pension obligation is calculated, at least annually by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement and other benefits.

Benefits under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

O	Employee benefits (Cont.)

(d)	Employee retention and long term incentive program (Cont.)

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $27.6 million and $16.8 million at December 31, 2009 and 2008, respectively. As of December 31, 2009, and 2008 Tenaris has recorded a total liability of $19.6 million and $10.4 million, respectively, based on actuarial calculations provided by independent advisors.

P	Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities in the Consolidated Statement of Financial Position. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

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

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

T	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

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

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading.

•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: See Note 32 (b)

•	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Foreign exchange derivatives contracts results”.

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

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “equity” is the sum of financial borrowings and equity) is 0.13 as of December 31, 2009, in comparison with 0.25 as of December 31, 2008. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

A.	Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk

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

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2009, including the effect of forward exchange rate contracts in place. These balances also include inter-company positions where the intervening parties have different functional currencies.

Monetary position exposure	Functional Currency (in thousand $)
	USD	EUR	MXN	GBP		BRL		JPY	CAD		RON		CNY
USD	(n/a )	(211,143)	(183,143)	(417)		393,521		89,911	211,236		5,369		(34,706)
EUR	(22,113)	(n/a )	32,236	—		361		(489)	(115)		(11,311)		1
MXN	(1)	—	(n/a )	—		—		—	—		—		—
GBP	2,291	(2,642)	(18)	(n/a	)	—		(100)	—		686		—
BRL	—	—	—	—		(n/a	)	—	—		—		—
JPY	344	(49)	(3)	—		—		(n/a )	—		—		(1,782)
CAD	(67,972)	—	136	—		1,476		(19)	(n/a	)	—		—
RON	(4,017)	—	—	—		—		—	—		(n/a	)	—
VEF	(731)	—	—	—		—		—	—		—		—
ARS	(74,527)	—	—	—		—		—	—		—		—
Other	10,285	(7)	—	—		—		—	—		—		—

The Company estimates that the impact under IFRS in the net exposure at December 31, 2009 of a simultaneous 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately $12.6 million as compared with a maximum pre-tax gain / loss of approximately $15.8 million at December 31, 2008.

Considering the above mentioned assumptions the maximum effect in equity originated in monetary assets and liabilities would result in approximately $4.3 million and $7.8 million for 2009 and 2008, respectively.

Additionally, the Company has recognized an embedded derivative in connection to a ten year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2009 has an estimated outstanding amount of $275.8 million. The Company estimates that the impact of 1% favorable / unfavorable movement in USD/CAD the exchange rate would result in a maximum pre-tax gain / loss of approximately $2.4 million. See fair value of this embedded derivative in Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

A.	Financial Risk Factors (Cont.)

(iii)	Interest rate risk

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 Derivative financial instruments).

	As of December 31,
	2009		2008
	Amount in million of $	Percentage	Amount in million of $	Percentage
Fixed rate	291.7	20%	222.9	7%
Variable rate	1,155.1	80%	2,754.1	93%

Considering the above, if interest rates on the aggregate average notional of variable rate borrowings held during 2009, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2009 would have been $19.3 million lower.

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

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2009 and 2008.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2009 trade receivables amount to $1,310.3 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $222.6 million, credit insurance of $317.7 million and other guarantees of $48.6 million.

As of December 31, 2009 trade receivables amounting to $274.1 million were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $40.2 million as of December 31, 2009. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

(v)	Counterparty risk

Tenaris has investments guidelines with specific parameters to limit issuer risk on marketable securities and counterparty risk on financial institutions. Derivative counterparties and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 97.5% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2009, in comparison with 94.9% as of December 31, 2008.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

A.	Financial Risk Factors (Cont.)

(vi)	Liquidity risk

Tenaris has a conservative approach to the management of its liquidity, which consists of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of no more than three months at the date of purchase.

Tenaris holds primarily liquidity money market investments and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollar. As of December 31, 2009 and 2008, U.S. dollar denominated liquid assets represented around 82% and 70% of total liquid financial assets respectively. Liquid financial assets as a whole (excluding Available for sale assets) were 15.8% of total assets at the end of 2009 compared to 10.2% at the end of 2008.

Tenaris financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2009, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has access to market for short-term working capital needs.

B.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2009
Assets as per balance sheet
Derivative financial instruments	16,873	—	—	16,873
Trade receivables	—	1,310,302	—	1,310,302
Other receivables	—	102,348	—	102,348
Available for sale assets	—	—	21,572	21,572
Other investments	613,842	—	—	613,842
Cash and cash equivalents	1,542,829	—	—	1,542,829

Total	2,173,544	1,412,650	21,572	3,607,766

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2009
Liabilities as per balance sheet
Borrowings	—	1,446,764	1,446,764
Derivative financial instruments	23,990	—	23,990
Trade and other payables (*)	—	596,897	596,897

Total	23,990	2,043,661	2,067,651

	Assets at fair value through profit and loss	Loans and receivables	Total
December 31, 2008
Assets as per balance sheet
Derivative financial instruments	41,509	—	41,509
Trade receivables	—	2,123,296	2,123,296
Other receivables	—	97,683	97,683
Other investments	84,218	—	84,218
Cash and cash equivalents	1,538,769	—	1,538,769

Total	1,664,496	2,220,979	3,885,475

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

B.	Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2008
Liabilities as per balance sheet
Borrowings	—	2,977,015	2,977,015
Derivative financial instruments	77,792	—	77,792
Trade and other payables (*)	—	952,660	952,660

Total	77,792	3,929,675	4,007,467

(*)	The maturity of trade payables is of one year or less.

C.	Fair value by hierarchy

Effective 1 January 2009, Tenaris adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Comparative information is not presented for the first year of application, as permitted by the transitional provisions of the standard.

The following table presents the assets and liabilities that are measured at fair value at 31 December 2009.

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	1,542,829	—	—	1,542,829
Other investments	456,209	155,137	2,496	613,842
Foreign exchange derivatives contracts	—	16,873	—	16,873
Available for sale assets *	—	—	21,572	21,572

Total	1,999,038	172,010	24,068	2,195,116

Liabilities
Foreign exchange derivatives contracts	—	3,434	—	3,434
Interest rate derivatives financial instruments	—	17,738	—	17,738
Embedded derivative (See Note 25)	—	—	2,818	2,818

Total	—	21,172	2,818	23,990

*	For further detail regarding Available for sale assets, see Note 32 (b).

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primary corporate and sovereign debt securities.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

C.	Fair value by hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31, 2009
	Assets	Liabilities
At the beginning of the year	12,370	(30,758)
Available for sale assets	11,578	—
Gain for the year	—	27,940
Currency translation adjustment	120	—

At the end of the year	24,068	(2,818)

D.	Fair value estimation

The paragraphs below describe the fair value estimation for significant financial instruments included in different categories than those valued at fair value through profit and loss.

The carrying amount of financial assets and liabilities with maturities of less than one year approximates to their fair value.

Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.0% of its carrying amount including interests accrued in 2009 as compared with 98.9% in 2008. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2009 and 0.1% in 2008. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

E.	Accounting for derivative financial instruments and hedging activities

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

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

E.	Accounting for derivative financial instruments and hedging activities (Cont.)

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2009, the effective portion of designated cash flow hedges amounts to $16.7 million, not including tax effect, and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	—	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	—	(4,864,922)	(31,866)

Gross profit	2,901,034	282,310	101,054	—	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	—	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	—	3,000	(179)

Operating income	1,576,842	208,634	28,131	—	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	—
Segment liabilities	3,463,294	234,549	64,629	—	3,762,472	—
Capital expenditures	425,545	30,820	4,562	—	460,927	—
Depreciation and amortization	464,841	18,593	21,403	—	504,837	27

Year ended December 31, 2008
Net sales	10,010,066	1,270,915	706,779	—	11,987,760	242,464
Cost of sales	(5,300,257)	(883,534)	(514,494)	—	(6,698,285)	(158,616)

Gross profit	4,709,809	387,381	192,285	—	5,289,475	83,848
Selling, general and administrative expenses	(1,549,466)	(136,923)	(101,563)	—	(1,787,952)	(44,858)
Other operating income (expenses), net	(333,302)	(1,415)	(41,156)	—	(375,873)	(109,770)

Operating income	2,827,041	249,043	49,566	—	3,125,650	(70,780)
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	—
Segment liabilities	5,860,736	377,497	160,592	—	6,398,825	—
Capital expenditures	412,298	17,284	13,656	—	443,238	3,429
Depreciation and amortization	481,953	20,084	22,426	—	524,463	17,436
Impairment charge	354,905	—	39,347	—	394,252	108,647

Year ended December 31, 2007
Net sales	8,433,166	876,289	564,857	—	9,874,312	405,916
Cost of sales	(4,360,781)	(620,836)	(427,367)	—	(5,408,984)	(264,139)

Gross profit	4,072,385	255,453	137,490	—	4,465,328	141,777
Selling, general and administrative expenses	(1,373,773)	(94,702)	(83,361)	—	(1,551,836)	(58,554)
Other operating income (expenses), net	(19,611)	24,089	(998)	—	3,480	1,022

Operating income	2,679,001	184,840	53,131	—	2,916,972	84,245
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	—	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	—	439,336	8,581
Depreciation and amortization	443,712	19,563	20,956	—	484,231	30,589

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $113,408, $191,036 and $109,574 in 2009, 2008 and 2007, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	—	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	—
Trade receivables	344,548	361,976	235,708	327,924	40,146	—	1,310,302	—
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	—	3,254,587	—
Capital expenditures	261,781	99,521	68,394	5,580	25,651	—	460,927	—
Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	—	504,837	27

Year ended December 31, 2008
Net sales	4,809,330	2,815,578	1,824,684	1,810,695	727,473	—	11,987,760	242,464
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	—
Trade receivables	786,867	432,987	379,794	386,786	136,862	—	2,123,296	—
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	—	2,982,871	—
Capital expenditures	159,990	141,174	101,050	6,705	34,319	—	443,238	3,429
Depreciation and amortization	298,240	99,261	111,040	1,246	14,676	—	524,463	17,436

Year ended December 31, 2007
Net sales	3,187,753	2,185,279	1,707,788	2,093,916	699,576	—	9,874,312	405,916
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	—	1,748,833	79,220
Property, plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	—	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	—	439,336	8,581
Depreciation and amortization	283,358	102,518	87,311	1,139	9,905	—	484,231	30,589

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and Russia; “Middle East and Africa” comprises principally Algeria, Angola, Iraq, Lybia, Nigeria and Saudi Arabia; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2009 (See Note 32 (b)).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Inventories at the beginning of the year	3,091,401	2,598,856	2,372,308
Plus: Charges of the year
Raw materials, energy, consumables and other	1,948,596	5,430,147	4,183,577
Increase in inventory due to business combinations	53,541	—	152,500
Services and fees	240,346	395,104	392,531
Labor cost	737,883	927,132	766,173
Depreciation of property, plant and equipment	263,634	282,407	263,813
Amortization of intangible assets	2,813	2,170	1,737
Maintenance expenses	145,413	203,207	180,502
Provisions for contingencies	1,984	12	3,191
Allowance for obsolescence	89,041	(2,055)	24,371
Taxes	6,799	8,655	7,651
Other	46,122	102,667	82,453

	3,536,172	7,349,446	6,058,499
Deconsolidation / Transfer to assets held for sale	(43,726)	—	(158,828)
Less: Inventories at the end of the year	(1,687,059)	(3,091,401)	(2,598,856)

	4,896,788	6,856,901	5,673,123
From Discontinued operations	(31,866)	(158,616)	(264,139)

	4,864,922	6,698,285	5,408,984

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Services and fees	207,202	214,010	193,389
Labor cost	407,235	447,150	402,919
Depreciation of property, plant and equipment	14,524	12,096	13,272
Amortization of intangible assets	223,893	245,226	235,998
Commissions, freight and other selling expenses	368,451	571,823	462,640
Provisions for contingencies	33,880	37,101	30,738
Allowances for doubtful accounts	13,837	13,823	5,035
Taxes	114,976	167,686	147,326
Other	99,333	123,895	119,073

	1,483,331	1,832,810	1,610,390
From Discontinued operations	(9,540)	(44,858)	(58,554)

	1,473,791	1,787,952	1,551,836

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Wages, salaries and social security costs	1,113,757	1,347,667	1,139,587
Employees’ severance indemnity	13,436	19,168	10,931
Pension benefits - defined benefit plans	8,734	8,161	7,454
Employee retention and long term incentive program	9,191	(714)	11,120

	1,145,118	1,374,282	1,169,092
From Discontinued operations	(23,024)	(55,835)	(57,565)

	1,122,094	1,318,447	1,111,527

At the year-end, the number of employees was 22,591 in 2009, 23,873 in 2008 and 23,372 in 2007.

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2009	2008	2007
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	76	10,511	2,611
	Net income from other sales	2,130	23,704	21,957
	Net rents	3,538	1,971	2,437
	Other	1,750	—	1,834

		7,494	36,186	28,839
	From Discontinued operations	179	(1,046)	(1,588)

		7,673	35,140	27,251

(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,758	2,871	2,283
	Provisions for legal claims and contingencies	—	(22)	(51)
	Loss on fixed assets and material supplies disposed / scrapped	27	461	5,742
	Settlement of outstanding redemptions on Maverick’s 2005 notes	—	—	10,275
	Loss from natural disasters	—	1,743	5,693
	Allowance for doubtful receivables	1,888	(184)	395
	Losses on prepayment to suppliers	—	3,830	—
	Impairment charge	—	502,899	—
	Other	—	10,231	—

		4,673	521,829	24,337
	From Discontinued operations	—	(110,816)	(566)

		4,673	411,013	23,771

Impairment	charge

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

Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

5	Other operating items (Cont.)

The discount rates are the respective weighted average cost of capital (WACC) which is considered to be a good indicator of the capital cost. For each CGU where the assets are allocated a specific WACC was determined taking into account the industry, the country and the size of the business.

In 2008, Tenaris recorded an impairment charge of $502.9 million; of which $394.3 million corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation ranged from 11% to 14% per annum and for the cash flows beyond the fifth year an inflation and growth rate of 2% was considered.

These impairment charges primarily arose in connection with the Company’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products.

In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price.

Accordingly, in December 2008, the Company expected that the current decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

Tenaris’ Venezuelan operations, today nationalized and consequently disclosed as discontinued operations, also contributed to this impairment charge of 2008. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods (“OCTG”)	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

5	Other operating items (Cont.)

For the 2009 impairment tests, Tenaris considered that the activity levels will continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America higher than those of 2009. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’ weighted average cost of capital taking into account the industry, the country and the size of the business.

The main factors that could result in additional impairment charges in future periods in connection with the Company’s continuing operations would be an increase in the discount rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of our clients and the evolution of the rig count.

Had the Company used a discount rate 1% higher for its cash flow projections for its continuing operations, it would have suffered an impairment charge of approximately $152 million in 2009 and an additional $291 million in 2008. As there is a significant interaction of the main assumptions made in estimating its cash flow projections, Tenaris believes that any sensitivity analysis considering changes in one assumption at a time could potentially be misleading.

6	Financial results

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Interest income	30,986	49,114	93,458
Interest expense (*)	(121,881)	(185,851)	(275,763)

Interest net	(90,895)	(136,737)	(182,305)
Net foreign exchange transaction results	(73,015)	(120,515)	5,908
Foreign exchange derivatives contracts results (**)	10,467	35,993	(16,690)
Other	(2,564)	(19,738)	(11,969)

Other financial results	(65,112)	(104,260)	(22,751)

Net financial results	(156,007)	(240,997)	(205,056)
From Discontinued operations	4,307	9,973	4,726

	(151,700)	(231,024)	(200,330)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps included under “Interest expense” for the years 2009, 2008 and 2007 amount to a loss of $21.7 million, a loss of $9.7 million and a gain of $0.7 million, respectively.

The Company estimates that the impact under IFRS of a decrease of up to 1% in the reference interest rates on the outstanding interest rate derivatives as of December 31, 2009 would result in a maximum pre-tax loss of approximately $3.3 million.

As further described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June, 2009 and expires between April and June, 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid the syndicated loan facility entered into to finance the acquisition of Maverick in an aggregate amount of $320 million. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss for an amount of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted for them separately from their host contracts. A net gain of $27.9 million, a loss of $40.7 million and a gain of $9.7 million arising from the valuation of these contracts have been recognized for 2009, 2008 and 2007, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
From associated companies	87,159	89,556	94,888
(Loss) gain on sale of associated companies and other	(980)	—	18,388

	86,179	89,556	113,276
From Discontinued operations	862	(133)	(214)

	87,041	89,423	113,062

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Current tax	541,818	1,255,759	936,831
Deferred tax	(32,962)	(244,331)	(97,799)

	508,856	1,011,428	839,032
Effect of currency translation on tax base (a)	4,297	10,704	(5,654)

	513,153	1,022,132	833,378
From Discontinued operations	58	(6,798)	(27,605)

	513,211	1,015,334	805,773

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
Income before income tax	1,748,948	2,984,049	2,829,704

Tax calculated at the tax rate in each country	525,844	918,200	835,738
Non taxable income / Non deductible expenses (*)	(25,760)	85,950	(6,838)
Changes in the tax rates	837	(4,476)	(27,479)
Effect of currency translation on tax base (a)	4,297	10,704	(5,654)
Effect of taxable exchange differences	8,906	8,878	11,660
Utilization of previously unrecognized tax losses	(913)	(3,922)	(1,654)

Tax charge	513,211	1,015,334	805,773

(*)	Includes the effect of the impairment charge for 2008.

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2009	2008	2007
Net income attributable to equity holders	1,161,555	2,124,802	1,923,748
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.98	1.80	1.63
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.97	3.60	3.26
Dividends paid	(507,631)	(448,604)	(507,631)
Basic and diluted dividends per share (U.S. dollars per share)	0.43	0.38	0.43
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.86	0.76	0.86
Result for discontinued operations attributable to equity holders
Basic and diluted earnings per share (U.S. dollars per share)	(0.01)	0.31	0.04
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	(0.03)	0.61	0.09

(*)	Each ADS equals to two shares

On November 5, 2009, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 26, 2009, with an ex-dividend date of November 23, 2009.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

On November 6, 2008 Tenaris’ board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

10	Property, plant and equipment, net

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2009
Cost
Values at the beginning of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531
Translation differences	30,682	155,286	8,091	13,967	1,795	209,821
Additions	2,741	3,613	1,194	427,170	5,749	440,467
Disposals / Consumptions	(3,358)	(10,591)	(3,750)	—	(7,850)	(25,549)
Increase due to business acquisitions	12,083	11,507	46	487	—	24,123
Transfers / Reclassifications	31,603	194,760	(12,859)	(218,954)	2,886	(2,564)
Deconsolidation / Transfers to Available for sale assets	(4,435)	(137,874)	(793)	(7,508)	(5,237)	(155,847)

Values at the end of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982

Depreciation and impairment
Accumulated at the beginning of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
Translation differences	9,419	84,364	6,684	—	252	100,719
Depreciation charge	19,350	232,927	24,529	—	1,352	278,158
Transfers / Reclassifications	194	1,183	(1,377)	—	—	—
Disposals / Consumptions	(33)	(7,884)	(2,420)	—	(18)	(10,355)
Deconsolidation / Transfers to Available for sale assets	(3,550)	(135,809)	(584)	(7,200)	(2,644)	(149,787)

Accumulated at the end of the year	183,823	4,310,819	125,945	—	12,808	4,633,395

At December 31, 2009	574,666	2,144,305	61,612	451,019	22,985	3,254,587

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2008
Cost
Values at the beginning of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421
Translation differences	(87,144)	(436,811)	(9,720)	(26,315)	(2,008)	(561,998)
Additions	16,125	7,769	2,110	381,375	4,603	411,982
Disposals / Consumptions	(7,986)	(161,804)	(49,958)	—	(3,796)	(223,544)
Transfers / Reclassifications	125,909	258,492	56,658	(446,222)	3,833	(1,330)

Values at the end of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531

Depreciation and impairment
Accumulated at the beginning of the year	163,919	4,196,295	132,729	—	10,471	4,503,414
Translation differences	(25,416)	(249,212)	(6,729)	—	(339)	(281,696)
Depreciation charge	19,431	239,990	31,622	—	1,206	292,249
Transfers / Reclassifications	558	10,186	(10,744)	—	—	—
Disposals / Consumptions	(2,628)	(157,296)	(47,914)	—	(116)	(207,954)
Impairment charge (see Note 5)	2,579	96,075	149	7,200	2,644	108,647

Accumulated at the end of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660

At December 31, 2008	530,730	2,102,385	96,515	228,657	24,584	2,982,871

Property, plant and equipment include capitalized interests for net amounts at December 31, 2009 and 2008 of $3,371 (out of which $975 were capitalized during the year 2009) and $2,548, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

11	Intangible assets, net

	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Year ended December 31, 2009
Cost
Values at the beginning of the year	203,612	495,657	2,130,799	1,975,254	4,805,322
Translation differences	6,679	3,170	11,963	70,418	92,230
Additions	20,385	75	—	—	20,460
Deconsolidation / Transfers to Available for sale assets	(430)	—	—	—	(430)
Transfers / Reclassifications	2,564	—	—	—	2,564
Disposals	(626)	(583)	—	—	(1,209)

Values at the end of the year	232,184	498,319	2,142,762	2,045,672	4,918,937

Amortization and impairment
Accumulated at the beginning of the year	133,974	130,167	325,440	388,754	978,335
Translation differences	5,713	204	12,652	24,500	43,069
Amortization charge	20,815	54,736	—	151,155	226,706
Disposals	(56)	(37)	—	—	(93)

Accumulated at the end of the year	160,446	185,070	338,092	564,409	1,248,017

At December 31, 2009	71,738	313,249	1,804,670	1,481,263	3,670,920

	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total
Year ended December 31, 2008
Cost
Values at the beginning of the year	186,073	500,523	2,149,037	2,072,006	4,907,639
Translation differences	(9,906)	(7,469)	(16,836)	(100,264)	(134,475)
Additions	26,970	4,286	—	—	31,256
Transfers / Reclassifications	635	(1,606)	—	3,512	2,541
Disposals	(160)	(77)	(1,402)	—	(1,639)

Values at the end of the year	203,612	495,657	2,130,799	1,975,254	4,805,322

Amortization and impairment
Accumulated at the beginning of the year	124,164	67,200	—	173,923	365,287
Translation differences	(8,041)	(163)	(684)	(14,144)	(23,032)
Amortization charge	17,851	63,198	—	159,636	240,685
Transfers / Reclassifications	—	—	—	1,211	1,211
Impairment charge (see Note 5)	—	—	326,124	68,128	394,252
Disposals	—	(68)	—	—	(68)

Accumulated at the end of the year	133,974	130,167	325,440	388,754	978,335

At December 31, 2008	69,638	365,490	1,805,359	1,586,500	3,826,987

(*)	Includes Proprietary Technology.

(**)	Goodwill at December 31, 2009 and December 31, 2008 corresponds principally to the Tubes segment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

11	Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2009	2008
South America	189,376	189,376
Europe	769	769
North America	1,614,525	1,615,214

	1,804,670	1,805,359

Out of $1,804.7 million of goodwill, $771.3 million and $919.9 million correspond to the acquisitions of Maverick and Hydril, respectively. For the purpose of the impairment test, goodwill is allocated to each of the Tenaris’ CGU’s that are expected to benefit from the synergies of the combination.

12	Investments in associated companies

	Year ended December 31,
	2009	2008
At the beginning of the year	527,007	509,354
Translation differences	(1,302)	(51,004)
Equity in earnings of associated companies	87,159	89,556
Dividends and distributions received	(11,420)	(15,032)
Transfer to Available for sale assets	(1,615)	—
Increase in equity reserves in Ternium and other	2,743	(5,867)

At the end of the year	602,572	527,007

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,		Value at December 31,
		2009	2008	2009	2008
Ternium S.A.	Luxembourg	11.46%	11.46%	584,389	504,288
Others	—	—	—	18,183	22,719

				602,572	527,007

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2009	2008
Non-current assets	5,250,135	5,491,408
Current assets	5,042,538	5,179,839

Total assets	10,292,673	10,671,247

Non-current liabilities	2,872,667	3,374,964
Current liabilities	1,158,767	1,734,819

Total liabilities	4,031,434	5,109,783

Minority interest	964,897	964,094
Revenues	4,958,983	8,464,885
Gross profit	848,613	2,336,858
Income from discontinued operations	428,023	157,095
Net income for the period attributable to equity holders of the company	717,400	715,418

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

13	Other investments – non current

	Year ended December 31,
	2009	2008
Deposits with insurance companies	23,482	18,487
Investments in other companies	2,496	12,370
Others	8,189	7,498

	34,167	38,355

14	Receivables – non current

	Year ended December 31,
	2009	2008
Government entities	4,666	5,138
Employee advances and loans	13,682	13,512
Tax credits	17,575	10,013
Trade receivables	298	208
Receivables from related parties	375	495
Receivables on off-take contract	104	114
Legal deposits	22,545	15,812
Advances to suppliers and other advances	25,181	38,862
Other	21,917	3,615

	106,343	87,769
Allowances for doubtful accounts (see Note 23 (i))	(4,725)	(5,017)

	101,618	82,752

15	Inventories

	Year ended December 31,
	2009	2008
Finished goods	715,906	1,122,147
Goods in process	353,367	665,982
Raw materials	297,834	659,973
Supplies	378,876	430,488
Goods in transit	125,847	306,155

	1,871,830	3,184,745
Allowance for obsolescence (See Note 24 (i))	(184,771)	(93,344)

	1,687,059	3,091,401

16	Receivables and prepayments

	Year ended December 31,
	2009	2008
Prepaid expenses and other receivables	55,473	41,244
Government entities	11,739	3,793
Employee advances and loans	14,380	14,552
Advances to suppliers and other advances	15,894	33,063
Government tax refunds on exports	35,379	35,319
Receivables from related parties	16,561	45,735
Derivative financial instruments	16,873	41,509
Miscellaneous	60,769	41,513

	227,068	256,728
Allowance for other doubtful accounts (see Note 24 (i))	(6,944)	(5,247)

	220,124	251,481

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

17	Current tax assets and liabilities

	Year ended December 31,
	2009	2008
Current tax assets
V.A.T. credits	78,925	167,691
Prepaid taxes	146,524	33,916
Carry-backs	34,831	—

	260,280	201,607

	Year ended December 31,
	2009	2008
Current tax liabilities
Income tax liabilities	202,111	474,640
V.A.T. liabilities	33,382	28,274
Other taxes	71,046	107,399

	306,539	610,313

18	Trade receivables

	Year ended December 31,
	2009	2008
Current accounts	1,341,942	2,138,146
Receivables from related parties	8,532	19,278

	1,350,474	2,157,424
Allowance for doubtful accounts (see Note 24 (i))	(40,172)	(34,128)

	1,310,302	2,123,296

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2009
Guaranteed	588,935	479,352	98,074	11,509
Not guaranteed	761,539	556,805	163,344	41,390

Guaranteed and not guaranteed	1,350,474	1,036,157	261,418	52,899
Allowance for doubtful accounts	(40,172)	—	(183)	(39,989)

Net Value	1,310,302	1,036,157	261,235	12,910

At December 31, 2008
Guaranteed	929,566	742,854	173,687	13,025
Not guaranteed	1,227,858	914,784	281,946	31,128

Guaranteed and not guaranteed	2,157,424	1,657,638	455,633	44,153
Allowance for doubtful accounts	(34,128)	(246)	(2,997)	(30,885)

Net Value	2,123,296	1,657,392	452,636	13,268

No material financial assets that are fully performing have been renegotiated in the last year.

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2009	2008
Other investments
Fixed income instruments and certificates of deposit	579,675	45,863

Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	1,542,829	1,538,769

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

20	Borrowings

	Year ended December 31,
	2009	2008
Non-Current
Bank borrowings	663,256	1,225,267
Other loans	220	22,803
Finance lease liabilities	407	564
Costs of issue of debt	(8,702)	(7,586)

	655,181	1,241,048
Current
Bank Borrowings	771,024	1,608,467
Other loans	9,074	119,135
Bank Overdrafts	14,122	13,747
Finance lease liabilities	179	368
Costs of issue of debt	(2,816)	(5,750)

	791,583	1,735,967

Total Borrowings	1,446,764	2,977,015

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2009
Financial lease	179	324	83	—	—	—	586
Other borrowings	791,404	390,638	186,625	32,700	7,579	37,232	1,446,178

Total borrowings	791,583	390,962	186,708	32,700	7,579	37,232	1,446,764

Interest to be accrued	39,056	13,246	8,199	3,532	2,719	7,357	74,109
Interest rate derivatives contract	12,452	5,286	—	—	—	—	17,738

Total	843,091	409,494	194,907	36,232	10,298	44,589	1,538,611

Significant borrowings include:

	In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
October 2006	Tamsa	Syndicated	700.0	311.1	October 2011 (**)
May 2007	Tenaris	Syndicated	1,700.0	178.6	May 2012 (*)
May 2007	Hydril	Syndicated	300.0	166.7	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013
October 2006	Dalmine	Syndicated	150.0	66.7	October 2011 (**)
March 2005	Tamsa	Syndicated	300.0	60.0	March 2010

(*)	In May 2009, the Company has elected the option to extend the loan until May 2012.

(**)	The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

The main covenants on Hydril’s loan agreement are stated in Note 27 b).

As of December 31, 2009, Tenaris was in compliance with all of its covenants.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

20	Borrowings (Cont.)

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2009 and 2008. The changes in interest rate are basically due to changes in floating interest rate.

	2009	2008
Bank borrowings	3.97%	5.23%
Other loans	4.00%	4.99%
Finance lease liabilities	8.02%	7.74%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	1,026,288	2,268,381
USD	Fixed	20	20
EUR	Variable	12,525	14,310
EUR	Fixed	4,525	5,133
BRL	Fixed	52,979	—
BRL	Variable	—	11,397

		1,096,337	2,299,241
Less: Current portion of medium and long-term loans		(433,081)	(1,073,974)

Total non current bank borrowings		663,256	1,225,267

Non current other loans

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	—	28,032
AED	Variable	220	—

		220	28,032
Less: Current portion of medium and long-term loans		—	(5,229)

Total non current other loans		220	22,803

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Fixed	10	195
USD	Fixed	572	737

		582	932
Less: Current portion of medium and long-term loans		(175)	(368)

Total non current finance leases		407	564

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2009	2008
Property, plant and equipment mortgages	167,357	247,143

Tenaris’ consolidated debt includes $35.9 million of Dalmine secured by certain of its properties.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

20	Borrowings (Cont.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2009	2008
USD	Variable	463,370	1,134,416
USD	Fixed	674	76,472
EUR	Variable	75,001	251,138
EUR	Fixed	878	837
CNY	Variable	—	3,951
BRL	Variable	291	5,370
NGN	Fixed	669	—
ARS	Fixed	230,141	115,541
VEB	Variable	—	20,509
VEB	Fixed	—	233

Total current bank borrowings		771,024	1,608,467

Bank overdrafts

	Year ended December 31,
Currency	2009	2008
USD	7,121	51
EUR	762	24
ARS	896	8,871
VEB	—	44
NGN	5,152	4,051
NOK	6	—
COP	157	706
RON	28	—

Total current bank overdrafts	14,122	13,747

Current other loans

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Variable	265	111,448
USD	Variable	2,733	2,186
USD	Fixed	5,610	5,229
CAD	Variable	—	1
AED	Variable	466	271

Total Current other loans		9,074	119,135

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2009	2008
EUR	Fixed	14	189
USD	Fixed	165	179

Total current finance leases		179	368

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2009	2008
At the beginning of the year	663,515	923,246
Translation differences	9,991	(49,022)
Deconsolidation / Transfer to held for sale	24,250	(464)
Charged directly to Other Comprehensive Income	(5,684)	2,421
Income statement credit	(32,962)	(240,754)
Effect of currency translation on tax base	4,297	10,704
Deferred employees’ statutory profit sharing charge	(223)	17,384

At the end of the year	663,184	663,515

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	242,426	49,176	762,236	1,053,838
Translation differences	11,247	577	11,619	23,443
Deconsolidation / Transfer to held for sale	—	—	(149)	(149)
Charged directly to Other Comprehensive Income	—	—	(1,265)	(1,265)
Income statement charge / (credit)	(2,499)	(11,017)	(63,800)	(77,316)

At December 31, 2009	251,174	38,736	708,641	998,551

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	300,459	39,620	893,757	1,233,836
Translation differences	(37,609)	(5,137)	(22,281)	(65,027)
Deconsolidation / Transfer to held for sale	—	—	(464)	(464)
Income statement charge / (credit)	(20,424)	14,693	(108,776)	(114,507)

At December 31, 2008	242,426	49,176	762,236	1,053,838

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)
Translation differences	(8,663)	(1,500)	(352)	(2,937)	(13,452)
Deconsolidation / Transfer to held for sale	2,809	10,260	—	11,330	24,399
Charged directly to Other Comprehensive Income	—	—	—	(4,419)	(4,419)
Income statement charge / (credit)	13,760	70,238	(33,676)	(1,894)	48,428

At December 31, 2009	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

21	Deferred income tax (Cont.)

Deferred tax assets (Cont.)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)
Translation differences	5,243	211	46	10,505	16,005
Charged directly to Other Comprehensive Income	—	—	—	2,421	2,421
Income statement charge / (credit)	(17,569)	(75,528)	(394)	(4,668)	(98,159)

At December 31, 2008	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2009	2008
Deferred tax assets	(197,603)	(390,323)
Deferred tax liabilities	860,787	1,053,838

	663,184	663,515

The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2009	2008
Deferred tax assets to be recovered after 12 months	(106,862)	(71,849)
Deferred tax liabilities to be recovered after 12 months	936,732	1,002,325

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2009	2008
Employee liabilities
Employee’s statutory profit sharing	26,369	26,381
Employee severance indemnity (a)	52,725	56,939
Pension benefits (b)	46,473	39,130
Employee retention and long term incentive program	19,597	10,406

	145,164	132,856

Taxes payable	3,360	12,605
Derivative financial instruments	20,533	55,926
Miscellaneous	23,410	21,755

	47,303	90,286

	192,467	223,142

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2009	2008
Total included in non - current Employee liabilities	52,725	56,939

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	10,809	16,343
Interest cost	2,627	2,825

Total included in Labor costs	13,436	19,168

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Discount rate	4% - 8%	4% - 5%
Rate of compensation increase	3% - 6%	2% - 4%

(b) Pension benefits

•	Unfunded

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2009	2008
Present value of unfunded obligations	44,261	40,339
Unrecognized past service cost	—	(68)
Unrecognized actuarial losses	(11,235)	(14,512)

Liability in the balance sheet	33,026	25,759

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	1,356	1,342
Interest cost	2,855	2,319
Net actuarial losses (gains) recognized in the year	681	405
Past service cost recognized	189	30
Curtailments and settlements	—	170

Total included in Labor costs	5,081	4,266

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

Movement in the present value of unfunded obligation:

	Year ended December 31,
	2009	2008
At the beginning of the year	40,339	37,329
Translation differences	1,146	(1,669)
Transfers, reclassifications and new participants of the plan	2,662	605
Total expense	4,211	3,831
Actuarial (gains) losses	(2,482)	2,104
Contributions paid	—	(791)
Benefits paid	(1,615)	(1,070)

At the end of the year	44,261	40,339

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Discount rate	6% - 7%	6% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

•	Funded

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2009	2008
Present value of funded obligations	144,005	117,463
Unrecognized actuarial losses	(10,053)	(4,581)
Fair value of plan assets (*)	(120,505)	(99,511)

Liability in the balance sheet	13,447	13,371

(*)	Mainly balanced strategy through mutual funds and money markets.

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2009	2008
Current service cost	1,775	2,329
Interest cost	7,640	7,682
Net actuarial (gains) losses recognized in the year	(168)	1,156
Expected return on plan assets	(5,594)	(7,232)
Past service cost recognized	—	291
Curtailments and settlements	—	(331)

Total included in Labor costs	3,653	3,895

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b)	Pension benefits (Cont.)

•	Funded (Cont.)

Movement in the present value of funded obligations:

	Year ended December 31,
	2009	2008
At the beginning of the year	117,463	138,736
Translation differences	14,204	(21,672)
Transfers, reclassifications and new participants of the plan	—	8,250
Total expense	9,415	9,680
Actuarial losses (gains)	11,827	(11,787)
Benefits paid	(8,817)	(5,709)
Other	(87)	(35)

At the end of the year	144,005	117,463

Movement in the fair value of plan assets:

	Year ended December 31,
	2009	2008
At the beginning of the year	(99,511)	(122,196)
Translation differences	(10,762)	18,209
Transfers, reclassifications and new participants of the plan	—	(6,531)
Expected return on plan assets	(5,594)	(7,232)
Actuarial (gains) losses	(7,694)	18,820
Contributions paid	(5,845)	(6,405)
Benefits paid	8,817	5,709
Other	84	115

At the end of the year	(120,505)	(99,511)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2009	2008
Discount rate	6%	6% - 7%
Rate of compensation increase	3% - 4%	2% - 3%

(ii) Other liabilities – current

	Year ended December 31,
	2009	2008
Payroll and social security payable	151,067	166,139
Liabilities with related parties	1,142	1,424
Derivative financial instruments	3,457	21,866
Miscellaneous	36,524	53,191

	192,190	242,620

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2009	2008
Values at the beginning of the year	(5,017)	(10,583)
Translation differences	276	1,157
Reversals / Additional allowances	(2)	(71)
Reclassifications	—	(551)
Used	18	5,031

At December 31,	(4,725)	(5,017)

(ii)	Liabilities

	Year ended December 31,
	2009	2008
Values at the beginning of the year	89,526	97,912
Translation differences	9,805	(12,636)
Deconsolidation / Transfer to held for sale	(1,380)	—
Reversals / Additional provisions	(7,170)	25,604
Reclassifications	129	(8,408)
Used	(10,155)	(12,946)

At December 31,	80,755	89,526

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2009
Values at the beginning of the year	(34,128)	(5,247)	(93,344)
Translation differences	(333)	(238)	(4,186)
Reversals / Additional allowances	(13,960)	(1,763)	(89,041)
Used	3,756	304	218
Deconsolidation / Transfer to held for sale	4,493	—	1,582

At December 31, 2009	(40,172)	(6,944)	(184,771)

Year ended December 31, 2008
Values at the beginning of the year	(24,530)	(7,284)	(102,211)
Translation differences	709	208	6,552
Reversals / Additional allowances	(13,901)	238	2,355
Reclassifications	—	551	—
Used	3,594	1,040	(40)

At December 31, 2008	(34,128)	(5,247)	(93,344)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

24	Current allowances and provisions (Cont.)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2009
Values at the beginning of the year	9,318	19,193	28,511
Translation differences	722	871	1,593
Reversals / Additional allowances	20,586	19,158	39,744
Reclassifications	—	(129)	(129)
Used	(23,603)	(17,484)	(41,087)

At December 31, 2009	7,023	21,609	28,632

Year ended December 31, 2008
Values at the beginning of the year	9,136	10,206	19,342
Translation differences	3	(1,369)	(1,366)
Reversals / Additional allowances	5,222	6,667	11,889
Reclassifications	—	8,408	8,408
Used	(5,043)	(4,719)	(9,762)

At December 31, 2008	9,318	19,193	28,511

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2009	2008
Contracts with positive fair values
Foreign exchange derivatives contracts	16,873	41,509
Contracts with negative fair values
Interest rate derivatives contracts	(17,738)	(29,220)
Foreign exchange derivatives contracts	(3,434)	(17,814)
Embedded Canadian Dollar forward purchases	(2,818)	(30,758)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

25	Derivative financial instruments (Cont.)

Foreign exchange derivatives contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Currencies	Contract	Term	Fair Value at Dec-09	Fair Value at Dec-08
USD/JPY	Japanese Yen Purchases	2009	—	217
KWD/USD	Kuwaiti Dinar Sales	2009	—	857
BRL/EUR	Euro Purchases	2009	—	4,901
RON/USD	Romanian Leu Sales	2010	6	(984)
GBP/USD	Great Britain Pound Sales	2010	19	—
USD/MXN	Mexican Peso Purchases	2010	(305)	—
CAD/USD	Canadian Dollar Sales	2010	(398)	(1,631)
COP/USD	Colombian Peso Sales	2010	589	—
BRL/USD	Brazilian Real Sales	2010	(585)	11,109
MXN/EUR	Euro Purchases	2010	(674)	8,186
USD/EUR	Euro Purchases	2010	1,186	11,320
USD/ARS	Argentine Peso Purchases	2010	13,601	(10,280)

Subtotal			13,439	23,695
USD/CAD	Embedded Canadian Dollar Purchases	2017	(2,818)	(30,758)

Total			10,621	(7,063)

Interest rate derivatives contracts

In order to minimize the volatility effect of floating rates on future interest rate payments, Tenaris has entered into a number of swaps with knock in, partially hedging the outstanding debt. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of certain period. A total notional amount of $500 million was covered by these instruments out of which $350 million are outstanding as of December 31, 2009.

Derivative financial instruments breakdown is as follows:

Type of derivative	Receive Reference rate	Term	Notional amount	Fair Value at Dec-09	Fair Value at Dec-08
Pay fixed/Receive variable	Euribor	2010	911	(22)	(82)
Swaps with KI (2.50%)	Libor 6M	2011	150,000	—	(8,852)
Swaps with KI (2.50%)	Libor 6M	2011	350,000	(17,716)	(20,286)

			500,911	(17,738)	(29,220)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

25	Derivative financial instruments (Cont.)

Hedge Accounting

Tenaris applies hedge accounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2009 and 2008.

•	Foreign Exchange Hedge

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Currencies	Contract	Term	2009	2008	2009	2008
USD/EUR	Euro Forward Purchases	2010	(506)	—	(506)	—
BRL/EUR	Euro Forward Purchases	2009	—	4,901	—	6,716
BRL/USD	Brazilian Real Forward Sales	2008	—	—	—	362
MXN/EUR	Euro Forward Purchases	2010	(674)	5,432	1,511	5,671

			(1,180)	10,333	1,005	12,749

•	Interest Rate Hedge

Type of Derivative	Rate	Term	Rate	Notional Amount	Fair Value		Hedge Accounting Reserve
					Year ended December 31,		Year ended December 31,
					2009	2008	2009	2008
Pay fixed / Receive variable	Euribor	2010	5.72%	911	(22)	(82)	—	(106)
Swaps with KI (2.50%)	Libor 6M	2011	4.79% - 5.01%	150,000	—	(8,852)	—	(8,852)
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	350,000	(17,716)	(20,286)	(17,716)	(20,779)

					(17,738)	(29,220)	(17,716)	(29,737)

The following is a summary of the hedge reserve evolution not including tax effect:

	Equity Reserve Dec-07	Movements 2008	Equity Reserve Dec-08	Movements 2009	Equity Reserve Dec-09
Foreign Exchange	(5,462)	18,211	12,749	(11,744)	1,005
Interest Rate (Euribor)	(91)	(15)	(106)	106	—
Interest Rate Collars	(2,922)	2,922	—	—	—
Interest Rate (swaps with KI – notional $150 million)	—	(8,852)	(8,852)	8,852	—
Interest Rate (swaps with KI – notional $350 million)	—	(20,779)	(20,779)	3,063	(17,716)

Total Cash flow Hedge	(8,475)	(8,513)	(16,988)	277	(16,711)

26	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is involved in litigations arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 32 asbestos related out-of-court claims have been forwarded to Dalmine.

As of December 31, 2009, the total claims pending against Dalmine were 45 (of which, none are covered by insurance): during 2009, 12 new claims were filed, no claims were adjudicated, 6 claims were settled all of which were paid, 3 claims were rejected and 13 claims were dismissed.

Aggregate settlement costs to date for Tenaris are Euro 8.5 million ($12.3 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 12.8 million ($18.4 million).

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

U.S. income tax return

The U.S. Internal Revenue Service (the “IRS”) is currently conducting its field examination of the Maverick Tube Corporation (“Maverick”) 2005 and 2006 U.S. tax returns. In connection with such field examination, the IRS has issued several Notices of Proposed Adjustment (NOPAs), which reflect the IRS’s opening position considering the facts and law as the IRS has developed them to date. The NOPAs seek to disallow, in full or in part, certain interest expense deductions taken in 2005 and 2006 of $1.0 million and $87.3 million, respectively, and to assess interest on any resulting underpayment of income tax. In particular, the NOPAs relating to the 2006 tax return propose an upward adjustment to Maverick’s income ranging from $23.2 million to $87.3 million, based on three alternative arguments. The Company believes that the Maverick 2005 and 2006 tax returns comply with applicable tax law and will vigorously defend its tax returns with IRS appeal and litigate the matter if necessary.

Maverick litigation

On November 22, 2006, Maverick Tube Corporation (“Maverick”) received a letter from The Bank of New York as trustee (“the Trustee”) for the holders of 2004 4% Convertible Senior Subordinated Notes due 2033 issued by Maverick (“the 2004 Notes”), concerning an alleged breach of the indenture entered into on December 30, 2004, between Maverick and the Trustee, and governing the 2004 Notes (as amended, the “Indenture”). The alleged breach of the Indenture was based on Maverick’s refusal to grant the holders of the 2004 Notes conversion rights provided by the “Public Acquirer Change of Control” provision of the Indenture.

On December 11, 2006, the Trustee filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleged that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision and asserted a breach of contract claim against Maverick for refusing to accept the 2004 Notes for conversion for the consideration specified in the “Public Acquirer Change of Control” provision. The complaint also seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and therefore triggers the above mentioned conversion rights, and asserts claims for tortious interference with contract and unjust enrichment against Tenaris.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Maverick litigation (Cont.)

Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York (as successor to BNY as trustee under the Indenture) was substituted for The Bank of New York as plaintiff. On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety.

On February 19, 2010, the United States Court of Appeals for the Second Circuit affirmed the District Court’s judgment. The plaintiff is entitled to file a motion for rehearing, or rehearing en banc, with the Court of Appeals, or a petition for certiorari with the U.S. Supreme Court. The Company believes that the plaintiff’s chances of prevailing on further appeal are remote.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 91.0 million (approximately $24.1 million) at December 31, 2009, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site and sought compensatory and punitive damages of $25 million. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer reserved its rights with respect to its indemnity obligations. On July 20, 2009 the lawsuit was settled for an amount of $15 million and thus a Tenaris subsidiary recorded a loss of $12.7 million in addition to the previously recorded of $2.3 million. As of the date of these Consolidated Financial Statements, the insurer is not participating in this settlement. On September 11, 2009 certain Tenaris subsidiaries initiated legal proceedings against the insurer. According to IAS 37, no expected reimbursement from the insurer has been registered yet.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA (“Foreign corrupt practices act”). The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

26	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•

A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated and obtained from Nucor a waiver of the monthly committed volumes. The Company is reviewing its steel purchasing requirements with Nucor each quarter, therefore, the current waiver of monthly commitments is valid until March 31, 2010.

•

A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $275.8 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•

A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2009, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2009	3,916,482

Total equity in accordance with Luxembourg law	5,824,806

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2009, distributable amount for the financial period of Tenaris under Luxembourg law totals $4.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	1,265,460
Other income and expenses for the year ended December 31, 2009	(16,279)
Dividends paid	(507,631)

Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Share premium	609,733

Distributable amount at December 31, 2009 under Luxembourg law	4,526,215

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

27	Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ’s equity and $47.6 million as consideration for the assignment of certain sellers’ loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since April 2009.

Pro forma data including acquisitions for all of 2009

Had the SPIJ transaction been consummated on January 1, 2009, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

(b) Acquisition of Hydril Company (“Hydril”)

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

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion plus accrued interest thereon. In May 2009, the Company has elected to extend until May 2012 the due date of the $250 million outstanding principal amount of the Tranche A loans under the Company’s syndicated loan agreement.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

(c) Minority Interest

During the year ended December 31, 2009, 2008 and 2007 additional shares of certain Tenaris subsidiaries were acquired from minority shareholders for approximately $ 9.5 million, $18.6 million and $3.3 million respectively.

The assets and liabilities determined arising from the acquisitions are as follows:

Year ended December 31, 2009
Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123

Net assets acquired	22,814
Minority interest	3,170

Sub-total	25,984
Assumed liabilities	47,600

Sub-total	73,584
Cash acquired	5,501

Purchase consideration	79,085

The businesses acquired during the year ended December 31, 2009 contributed revenues of $92.5 million and an operating income of $0.9 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

28	Cash flow disclosures

	Year ended December 31,
	2009	2008	2007
(i) Changes in working capital
Inventories	1,414,157	(492,545)	(252,810)
Receivables and prepayments	(52,395)	12,079	2,080
Trade receivables	792,345	(374,463)	(115,838)
Other liabilities	80,696	(71,638)	127,434
Customer advances	(180,531)	(174,014)	113,548
Trade payables	(316,924)	48,949	15,161

	1,737,348	(1,051,632)	(110,425)

(ii) Income tax accruals less payments
Tax accrued (*)	513,153	1,011,675	833,378
Taxes paid	(971,239)	(1,236,713)	(1,226,433)

	(458,086)	(225,038)	(393,055)

(*)	Does not include tax accrued on the sale of Pressure Control disclosed as discontinued operations.

(iii) Interest accruals less payments, net
Interest accrued	90,896	136,737	183,995
Interest received	26,900	83,241	62,697
Interest paid	(141,963)	(164,486)	(267,994)

	(24,167)	55,492	(21,302)

(iv) Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	1,542,829	1,538,769	962,497
Bank overdrafts	(14,122)	(13,747)	(8,194)

	1,528,707	1,525,022	954,303

29	Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32 (b)) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32 (b).

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

29	Discontinued operations (Cont.)

Book value of the Assets and Liabilities disposed:

At March 31, 2008
Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643

Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291

Liabilities associated with current and non-current assets held for sale	269,875

Analysis of the result of discontinued operations:

(i)	Result for discontinued operations

	(*) Year ended December 31,
(all amounts in thousands of U.S. dollars)	2009	2008	2007
(Loss) income for discontinued operations	(28,138)	(87,418)	52,128
After tax gain on disposal of operations	—	394,323	—

Net (loss) income for discontinued operations	(28,138)	306,905	52,128

(*)	Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations.

(ii)	Net cash flows attributable to discontinued operations

	(*) Year ended December 31,
	2009	2008	2007
Net cash provided by operating activities	1,788	20,786	41,678
Net cash used in investing activities	(801)	(7,330)	(21,854)
Net cash provided by (used in) financing activities	5,306	9,046	(10,796)

(*)	Corresponds to the Venezuelan Companies (years 2009, 2008 and 2007) and Pressure Control (years 2008 and 2007) operations.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30	Related party transactions

Based on the information most recently available to the Company, as of December 31, 2009:

•	San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

•

Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

30	Related party transactions (Cont.)

Based on the information most recently available to the Company, as of December 31, 2009 Tenaris’ directors and senior management as a group owned 0.14% of the Company’s outstanding shares, while the remaining 39.41% were publicly traded.

At December 31, 2009, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $35.42 per ADS, giving Tenaris’ ownership stake a market value of approximately $813.6 million. At December 31, 2009, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $584.4 million. See Section II.B.2.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

Year ended December 31, 2009

	Associated (1)	Other	Total
(i) Transactions (2)
(a) Sales of goods and services
Sales of goods	25,561	75,097	100,658
Sales of services	12,752	4,352	17,103

	38,313	79,449	117,762

(b) Purchases of goods and services
Purchases of goods	40,171	9,705	49,877
Purchases of services	89,023	71,541	160,564

	129,194	81,247	210,441

Year ended December 31, 2008

	Associated (1)	Other	Total
(i) Transactions (3)
(a) Sales of goods and services
Sales of goods	74,420	37,636	112,056
Sales of services	19,444	4,205	23,649

	93,864	41,841	135,705

(b) Purchases of goods and services
Purchases of goods	123,704	24,161	147,865
Purchases of services	125,161	79,037	204,198

	248,865	103,198	352,063

Year ended December 31, 2007

	Associated (4)	Other	Total
(i) Transactions (5)
(a) Sales of goods and services
Sales of goods	98,141	39,307	137,448
Sales of services	18,712	5,110	23,822

	116,853	44,417	161,270

(b) Purchases of goods and services
Purchases of goods	254,063	27,277	281,340
Purchases of services	94,152	70,205	164,357

	348,215	97,482	445,697

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

30	Related party transactions (Cont.)

At December 31, 2009

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	18,273	7,093	25,366
Payables to related parties	(23,898)	(5,856)	(29,754)

	(5,625)	1,237	(4,388)

(b) Financial debt
Borrowings	(2,907)	—	(2,907)

At December 31, 2008

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	50,137	15,504	65,641
Payables to related parties	(44,470)	(5,974)	(50,444)

	5,667	9,530	15,197

(b) Financial debt
Borrowings	(2,294)	—	(2,294)

At December 31, 2007

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	45,773	8,015	53,788
Payables to related parties	(61,597)	(7,379)	(68,976)

	(15,824)	636	(15,188)

(b) Financial debt
Borrowings (6)	(27,482)	—	(27,482)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.

(2)	Includes $2.5 million of purchases of nationalized Venezuelan subsidiaries.

(3)	Includes $12.9 million of sales and $9.5 million of purchases of nationalized Venezuelan subsidiaries.

(4)	Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm, Hydril Jindal International Private Ltd. and TMK – Hydril JV.

(5)	Includes $52.5 million of sales and $56.1 million of purchases of nationalized Venezuelan subsidiaries.

(6)	Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.

Directors’ and senior management compensation

The aggregate compensation earned by directors and senior management during 2009, 2008 and 2007 amounts to $18.2 million, $22.5 million and $20.0 million respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2009.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2009	2008	2007
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	40%	40%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacture and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE, LLC	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	99%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries (except detailed)	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

31	Principal subsidiaries (Cont.)

(*)	All percentages rounded.

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 40% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.

(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.

(c)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.

(d)	Tenaris holds 95% of Tenaris Supply Chain S.A and 95% of Tenaris Saudi Arabia Limited.

32	Processes in Venezuela

(a) Investment in Ternium: Sidor nationalization process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, is being paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

As of the date of these financial statements, Ternium has not yet received the Sidor compensation payments required to be made by CVG on February 8, 2010. These payments consist of a $157.5 million principal installment, plus interest, due under the first tranche, and a $141.4 million mandatory prepayment, plus interest, due under the second tranche1. The total balance of the Sidor compensation payments outstanding as of December 31, 2009 amounted to $1.02 billion, plus interest.

(b) Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a minority interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

[1]	On March 3, 2010, Ternium received the payment of the installment due on February 8, 2010.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007

32	Processes in Venezuela (Cont.)

(b) Nationalization of Venezuelan Subsidiaries (Cont.)

On August 19, 2009, the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased in their functions.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of December 31, 2009 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33	Subsequent events

Annual Dividend Proposal

On February 24, 2010 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on June 2, 2010, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 26, 2009. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 24, 2010, with an ex-dividend date of June 21, 2010. These Consolidated Financial Statements do not reflect this dividend payable.

34	Update as of June 30, 2010[1]

a) Annual General Meeting of Shareholders

On June 2, 2010, the Company’s annual general shareholders meeting approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, the annual accounts as at December 31, 2009, and the related reports and certifications. The general shareholders meeting also approved the payment of a dividend for the year ended December 31, 2009, of US$0.34 per share (or US$0.68 per ADS), or approximately US$401 million, which includes the interim dividend of US$0.13 per share (or US$0.26 per ADS) paid in November 2009. The balance of the annual dividend in the amount of US$0.21 per share (or US$0.42 per ADS), or approximately US$248 million, was paid on June 24, 2010, with an ex-dividend date of June 21, 2010.

Ricardo Soler
Chief Financial Officer

[1]	This note was added subsequent to the approval of the financial statements at the Annual General Meeting of Shareholders of the Company held on June 2, 2010.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2010	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 6, 2007*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon**

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The updated and consolidated articles of association are incorporated by reference to the annual report on Form 20-F filed by Tenaris S.A. on June 29, 2007 (File No. 001-31518).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).