Form 20-F
period 2010-12-31
TENARIS SA
filed 2011-06-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31518

TENARIS S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Adelia Soares

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79 , e-mail: asoares@tenaris.com

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☒    Accelerated Filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Other ☐
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue NW Washington, DC 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•

References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies (“AP”) A and B to our audited consolidated financial statements included in this annual report.

•

References in this annual report to “San Faustin” refer to San Faustin S.A. (formerly known as San Faustin N.V.), a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

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

The “representative exchange rates”, as published by the International Monetary Fund, or IMF, were the following on December 30, 2010: €1.00=$1.328; JPY81.45=$1.00; CAD1.0009=$1.00; CNY6.6229=$1.00; MXP12.3817=$1.00; and the following on December 29, 2010: BRL1.6858=$1.00. The exchange rate between the U.S. dollar and the Argentine peso (as published by Banco Central de la República Argentina, or the Argentine Central Bank) was ARS3.976=$1.00 on December 31, 2010. The exchange rate between the U.S. dollar and the Romanian lei (as published by the National Bank of Romania) was RON3.2045=$1.00 on December 31, 2010. Those rates may differ from the actual rates used in the preparation of our consolidated financial statements. We do not represent that any of these currencies could have been or could be converted into U.S. dollars or that the U.S. dollars could have been or could be converted into any of these currencies.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3. D. “Key Information – Risk Factors” among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by Price Waterhouse & Co. S.R.L., of Argentina, a registered public accounting firm and a member firm of PWC. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the currencies used in this annual report, exchange rates and accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and other Information—Accounting Principles” and “Presentation of Certain Financial and other Information—Currencies”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2010	2009	2008	2007	2006
Selected consolidated income statement data(1)

Continuing operations
Net sales	7,711,598	8,149,320	11,987,760	9,874,312	7,559,485
Cost of sales	(4,700,810)	(4,864,922)	(6,698,285)	(5,408,984)	(3,783,978)

Gross profit	3,010,788	3,284,398	5,289,475	4,465,328	3,775,507
Selling, general and administrative expenses	(1,515,870)	(1,473,791)	(1,787,952)	(1,551,836)	(1,041,396)
Other operating income (expenses), net	78,629	3,000	(375,873)	3,480	7,828

Operating income	1,573,547	1,813,607	3,125,650	2,916,972	2,741,939
Interest income	32,855	30,831	48,711	92,733	60,767
Interest expense	(64,103)	(118,301)	(179,885)	(270,705)	(86,936)
Other financial results	(21,305)	(64,230)	(99,850)	(22,358)	27,264

Income before equity in earnings of associated companies and income tax	1,520,994	1,661,907	2,894,626	2,716,642	2,743,034
Equity in earnings of associated companies	70,057	87,041	89,423	113,062	94,697

Income before income tax	1,591,051	1,748,948	2,984,049	2,829,704	2,837,731
Income tax	(450,004)	(513,211)	(1,015,334)	(805,773)	(861,999)

Income for continuing operations	1,141,047	1,235,737	1,968,715	2,023,931	1,975,732

Discontinued operations
Result for discontinued operations	—	(28,138)	306,905	52,128	83,672

Income for the year (2)	1,141,047	1,207,599	2,275,620	2,076,059	2,059,404
Income attributable to (2):
Equity holders of the Company	1,127,367	1,161,555	2,124,802	1,923,748	1,945,314
Non-controlling interests	13,680	46,044	150,818	152,311	114,090

Income for the year (2)	1,141,047	1,207,599	2,275,620	2,076,059	2,059,404

Depreciation and amortization	(506,902)	(504,864)	(532,934)	(514,820)	(255,004)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.95	1.00	1.49	1.58	1.59
Basic and diluted earnings per share	0.95	0.98	1.80	1.63	1.65
Dividends per share(3)	0.34	0.34	0.43	0.38	0.30

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009, 2007 and 2006, mainly due to the nationalization of certain Venezuelan subsidiaries in 2009 and the sale of a majority ownership in Dalmine Energie. For more information on the nationalization of these Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2010	2009	2008	2007	2006
Selected consolidated financial position data

Current assets	5,955,536	5,621,841	7,252,417	(1)6,514,043	6,028,832
Property, plant and equipment, net	3,780,580	3,254,587	2,982,871	3,269,007	2,939,241
Other non-current assets	4,628,215	4,606,880	4,865,424	5,461,537	3,627,169

Total assets	14,364,331	13,483,308	15,100,712	15,244,587	12,595,242

Current liabilities	2,378,546	1,970,470	3,790,017	(1)3,328,066	2,765,504
Non-current borrowings	220,570	655,181	1,241,048	2,869,466	2,857,046
Deferred tax liabilities	934,226	860,787	1,053,838	1,233,836	991,945
Other non-current liabilities	280,409	276,034	313,922	283,369	279,117

Total liabilities	3,813,751	3,762,472	6,398,825	7,714,737	6,893,612
Capital and reserves attributable to the Company’s equity holders	9,902,359	9,092,164	8,176,571	7,006,277	5,338,619
Non-controlling interests	648,221	628,672	525,316	523,573	363,011

Equity	10,550,580	9,720,836	8,701,887	7,529,850	5,701,630

Total liabilities and equity	14,364,331	13,483,308	15,100,712	15,244,587	12,595,242

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	In 2007, “current assets” includes current and non current assets held for sale ($651.2 million), relating to the divestment of Hydril’s pressure control business and “current liabilities” includes liabilities associated with such assets ($267.0 million).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, our sales in Lybia and Yemen have been adversely affected by recent political uprisings in the region.

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

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. The competitive environment, therefore, is expected to be more intense in the next five years than it has been in the previous five years. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the implementation of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and their subsequent implementation. The implementation of such projects varies significantly from year to year. For example, our sales of pipes for pipelines projects in 2007 and 2008 increased compared to 2006, as pipeline projects began to be implemented when average selling prices of pipes rose. In 2009, net sales of these products fell again, as many of the projects were concluded and the order backlog declined throughout the year, and were adversely affected in 2010 due to a strong slowdown of major regional projects. Accordingly, our pipeline project revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, the impact of the credit crisis on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. During the second half of 2008, the cost of raw materials used in our business fell steeply as the recessionary environment had an almost immediate impact on global steelmaking activity. The cost of raw materials stabilized during the first part of 2009 and started an upward trend in the second part of 2009, which continued in 2010. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could affect operations at our facilities in Argentina. See Item 3.D. “Key Information—Risks Factors—Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

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

Significant portions of our operations are located in countries with a history of political volatility or instability. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political developments, events, laws and regulations (such as nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions; inability to repatriate income or capital; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations, that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases; changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals). Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, we have significant manufacturing operations and assets in Argentina and we derive a significant portion of our revenues from that country. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•

Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

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

•

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent us from paying dividends or other amounts from cash generated by our Argentine operations. We are currently required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

•

The Argentine government has imposed export restrictions and/or export taxes on certain activities, mainly in connection with commodities, gas and oil. Even though the Argentine government has not yet imposed any export restrictions concerning our activities, if any such restrictions were to be imposed, our business and operations in Argentina could be adversely affected.

We currently have the following exposure to political and economic developments in Venezuela:

•

We have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. In 2010, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•

In addition, we have a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A, or Tavsa, which owns a seamless steel pipe plant located within Sidor C.A.’s iron and steel manufacturing complex. The plant uses steel bars supplied by Sidor as its principal raw material, and is also dependent on Sidor for the supply of energy and other inputs. Additionally, in July 2004, together with Sidor, we acquired an industrial facility, Matesi Materiales Siderúrgicos S.A., or Matesi, in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. We also own a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. In 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, Tavsa, Matesi and Comsigua. In August, 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011 President Chavez issued Decree 8280/2011, which ordered the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructed to commence negotiations and take any actions required for the acquisition of such assets. Our investments in these Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process. On June 21, 2011 Tenaris announced that it will take legal actions against Venezuela to seek prompt, fair and adequate compensation for its entire interest (including assets and liabilities) in Matesi. For more information on the nationalization of these Venezuelan companies, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Similarly, our Mexican operations could be affected by the increasing criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

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

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries, control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that can materially impact our operations. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions.

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

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in various companies during the last years. For example, in April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities and in May 2007, we acquired Hydril Corporation, or Hydril, a leading North American producer of premium connections and pressure control products for the oil and gas industry. We will continue to consider other strategic acquisitions and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our SPIJ, Hydril and other past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2010, we had $1,804.7 million in goodwill, which correspond mainly to the acquisition of Maverick ($771.3 million) and Hydril ($919.9 million). No impairment charge was recorded in 2010 nor in 2009. In 2008, as a consequence of changes in market conditions, we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to intangible assets originated from the acquisition of Maverick in 2006). In 2010, we reversed $67.3 million of this impairment, which correspond to Prudential’s customer relationships. If our management were to determine in the future that the goodwill from the acquisitions of Maverick and Hydril was impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of this goodwill, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, on May 17, 2011, in connection with the investigation described in Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Settlement with U.S. governmental authorities” and we undertook several remediation efforts, including voluntary enhancements to our compliance program. If we fail to comply with any term or in any way violate any provision of the settlements, we could be subject to severe sanctions and civil and criminal prosecution.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the EU, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially lesser requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

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

Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

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

As of May 31, 2011, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg, and most of its assets are located outside the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, directors and officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 4.	Information on the Company

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

A. History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Dutch of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 8000, Houston, TX 77027.

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on acquisitions is described above (See Item 4.“Information on the Company - History and Development of the Company - Tenaris”).

[1]

In 2009, the Venezuelan government announced the nationalization of Tavsa. For more information on the Tavsa nationalization process, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

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

Business Segments

Our business is organized in two major business segments: Tubes and Projects, which are also our reportable operating segments.

In identifying our reportable operating segments, we considered the nature of our products and services, the nature of our production processes, the type or class of customer for our products and services, the method used to distribute our products or provide the related services, the economic characteristics and financial effects of our business activities, and the related economic environment in which we operate.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

The Projects segment includes the production and sale of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through local subsidiaries. Orders are generally for significant volumes of product and require deliveries over an extended period of time.

The Other segment includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina and Brazil, couplings in the United States, Argentina, China, Indonesia, México and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities, for production of American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2010	2009	2008
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,450	3,450	3,450
Actual Production	2,800	1,744	3,082
Tubes - Seamless
Effective Capacity (annual)(1)	3,320	(2)3,320	3,400
Actual Production	2,399	1,770	3,005
Tubes - Welded
Effective Capacity (annual) (1)	1,860	1,860	1,860
Actual Production	772	249	999
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	230	291	548

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Our Tubes-Seamless effective capacity decreased 80,000 tons in 2009, due to the nationalization of Tavsa.

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2010, are as follows:

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

In addition to the previously described facilities, in Veracruz, Mexico, we are completing the construction of a new small diameter seamless pipe rolling mill, adjacent to our existing facility. The new rolling mill is the main component in a realignment of Tenaris’s industrial system worldwide, which will make operations more efficient and reduce their environmental impact. The new seamless pipes facility was built in an area that extends over more than 200 hectares. The new plant, with a production capacity of 450,000 tons per year as well as premium threading, finishing and heat treatment lines, incorporates the latest rolling technology and will produce from 2 3/8 up to 7 inches seamless pipe. The new facility required an investment of approximately $850 million over two years, focusing on building a competitive and state-of-the-art rolling mill as well as premium threading, finishing and heat treatment lines.

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

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 250,000 tons. The plant was operated as part of Algoma Steel until shortly before it was leased to us in 2000. In February 2004, we completed the purchase of the leased facilities, spare parts and other operating assets. Since we began operating the facility, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices which is adjusted in accordance with variations in raw material costs. We use steel bars produced in our integrated facilities in Argentina, Mexico and Romania for the remainder of our round steel bar requirements.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons.

Since the acquisition of Hydril in 2007, we have a threading facility in Nisku, Alberta, near the center of Western Canadian drilling area. The facility is dedicated to premium connections and accessories including related repairs. In 2010, we closed a repair shop in Dartmouth, Nova Scotia. At the same time, we entered into a lease agreement for the equipment with a third party in Nova Scotia so that we can continue to provide this service to the East Coast.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina. In addition, we have Tubes’s welded pipe manufacturing facilities in Argentina and Colombia.

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

In Argentina, we have a modern gas turbine power generation plant, located in San Nicolás, approximately 150 kilometers from Campana. The 160 megawatt capacity of this power generation plant together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2010, are as follows:

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

In addition to our main integrated seamless pipe facility, we also have a welded pipe manufacturing facility in Argentina located at Villa Constitución in the province of Santa Fe. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 6 inches.

Colombia

In Colombia we have the TuboCaribe welded pipe manufacturing facility in Cartagena, on an area of 28 hectares. The total estimated annual production capacity is approximately 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 9 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

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

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2010, are as follows:

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

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.00 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

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

•

the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•

the Piombino facility, which covers an area of approximately 67 hectares and comprises, a hot dip galvanizing line and associated finishing facilities. Production is focused on finishing of small diameter seamless pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 100,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces.

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 MW at Dalmine. This facility began operations in May 2007. Our operations in Dalmine consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

Romania

We have a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). We also have a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and in February 2006 began to supply steel bars to the Silcotub facility as well as to Dalmine’s facilities in Italy. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a continuous mandrel mill;

•	three finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop;

•	a cold-drawing plant with finishing area; and

•	automotive and hydraulic cylinders components’ production machinery.

Middle East and Africa

In 2010, we began operating a newly constructed threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In Nigeria we have a facility dedicated to the production of premium joints and couplings in Onne, where we are consolidating our operations in the area (previously distributed between Onne and Warri). This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, the Warri threading facility will be reconverted into a repair shop to enlarge our services and better support our customer base.

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. The NKKTubes facility was not affected by the March 2011 earthquake in Japan. For a discussion of NKK’s business combination with Kawasaki Steel, see Item 4.B. “Information on the Company – Business overview – Competition”.

In 2006, we began operating a newly constructed facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril in 2007. In April 2009, we acquired a 77.45% holding in SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities and coupling shop, which has an annual processing capacity of approximately 120,000 tons.

Production Facilities - Projects

We have two major welded pipe facilities, one in Brazil and one in Argentina, which produce pipes mainly used in the construction of major pipeline projects. The facility in Brazil, operated by Confab, is located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW (submerged arc welding) rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $7,712 million in 2010, compared to $8,149 million in 2009 and $11,988 million in 2008. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2010		2009		2008
Tubes	6,676.4	87%	6,670.9	82%	10,010.1	84%
Projects	428.8	6%	986.5	12%	1,270.9	11%
Others	606.4	8%	491.8	6%	706.8	6%

Total	7,711.6	100%	8,149.3	100%	11,987.8	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2010		2009		2008
Tubes
North America	3,121.7	47%	2,756.1	41%	4,519.3	45%
South America	1,110.1	17%	981.9	15%	1,248.7	12%
Europe	746.6	11%	828.8	12%	1,705.6	17%
Middle East and Africa	1,263.6	19%	1,622.6	24%	1,809.9	18%
Far East and Oceania	434.4	7%	481.5	7%	726.6	7%

Total Tubes	6,676.4	100%	6,670.9	100%	10,010.1	100%

North America

Sales to customers in North America accounted for 47% of our sales of tubular products and services in 2010, compared to 41% in 2009 and 45% in 2008.

We have significant sales in each of the United States, Canada and Mexico. During the last few years, we have established a leading position in the U.S. market with an integrated product and service offering, following the acquisitions of Maverick and Hydril in 2006 and 2007, respectively.

The use of welded OCTG products in less complex applications has become well established in the United States and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local welded pipe producers.

Sales to our oil and gas customers in the United States and Canada are sensitive to oil prices and North American natural gas prices. Due to the relative weakness in the price of natural gas compared with the price of oil, drilling activity historically dedicated to natural gas, has switched to the exploration and production of oil. In the past two years, an increase in the drilling of productive shale gas reserves, made possible by drilling technology developments, has led to a reduction in conventional gas drilling activity and has resulted in a fourth consecutive year of increasing U.S. gas production in spite of a reduction in overall gas drilling activity compared to the previous five years. Demand for OCTG products for use in more complex shale gas applications has increased while demand for standard OCTG products for use in conventional gas applications has declined. A similar trend is underway in the Canadian market.

During 2010, demand for our OCTG products in the United States and Canada increased led by substantially higher oil drilling activity along with increased investments in natural gas shales and liquid rich plays and due to a lower level of imports of Chinese products, following the introduction by the United States and Canadian governments of antidumping and countervailing duties on the import of Chinese OCTG products.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Drilling activities in shallow waters have gradually picked up, whereas deep-water activity has remained very low compared to pre-Macondo levels.

In the past, our sales to oil and gas customers in the United States have been affected by antidumping duties which were applied since 1995 in respect to the import of OCTG products produced by our main seamless pipe manufacturing subsidiaries. In May 2007, the U.S. International Trade Commission voted to revoke these antidumping duties. Consequently, for the time being there are no antidumping duty orders in force affecting Tenaris OCTG products.

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

In 2010, drilling activity in Mexico declined, following increases in the previous two years, as low production rates at the Chicontepec reserve has led Pemex to curtail the pace of the drilling program that it had previously initiatied for the development of the reserve in response to declining oil production from Mexico’s principal field. In addition, low North American natural gas prices also led to a reduction of drilling activity in the Burgos basin in the north of the country.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 17% of our sales of tubular products and services in 2010, compared to 15% in 2009 and 12% in 2008.

Our largest markets in South America are Argentina, Colombia and Venezuela. We also have significant sales in Ecuador and Peru. Our sales in Brazil are included in our Projects and Others segments.

We have manufacturing subsidiaries in Argentina and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, including measures adopted in 2002 in response to the crisis in Argentina, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on certain transfers of currency abroad, mandatory repatriation of export revenues and other matters affecting the investment climate. Sales in Venezuela are also affected by governmental actions and policies and their consequences, such as nationalization and other measures relating to the taxation and ownership of oil and gas production activities, general strikes, agreements to vary domestic production pursuant to quotas established by the Organization of the Petroleum Exporting Countries, or OPEC, and other matters affecting the investment climate. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements with local and international oil and gas companies operating in those markets.

In 2010, drilling activity and demand from oil and gas customers recovered in Argentina from the decline in 2009, led by an increase in oil-related drilling, and returned to the level shown in 2008. However, growth in oil and gas activity and supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, the government has put in place programs to encourage new exploration and production activity and recently RepsolYPF, the leading oil and gas operator in Argentina, has announced significant discoveries of unconventional reserves.

In Colombia, we have established a leading position in the market for OCTG products in the past three years following the acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In 2010, drilling activity increased together with demand for pipes. Our principal customer in Colombia is Ecopetrol whose operations we supply under a JIT arrangement.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In 2010, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information—Risk Factors – Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 11% of our sales of tubular products and services in 2010, compared to 12% in 2009 and 17% in 2008.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Our customers in Europe include, in addition to end users and distributors serving the mechanical and automotive industries, large engineering companies active in designing and constructing oil and gas processing facilities worldwide. Sales to the mechanical and automotive industries were particularly affected during the second half of 2008 and throughout 2009, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions. Sales recovered during 2010.

The European market also includes the North Sea region and other areas, such as Romania, where oil and gas drilling takes place. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas. Following a strong level of sales in 2008, in the past two years, our sales of OCTG products in the North Sea region and Romania, have decreased in large part due to inventory adjustment activity.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 19% of our sales of tubular products and services in 2010, compared to 24% in 2009 and 18% in 2008.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In 2010, drilling activity has increased in the region, following a slight dip in 2009. Oil and gas producing countries, led by Saudi Arabia, slowed down their investments in developing additional oil production capacity but have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies have been increasing investments in exploration and production in offshore projects and seeking new opportunities in less explored Sub Saharan countries.

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

In the past few months, political uprisings have affected oil and gas activity in the region and oil exports from Libya have been halted, and accordingly, our sales in Libya and Yemen have been adversely affected. On the other hand and in response to these events, Saudi Arabia is bringing forward its plans to invest in developing additional oil production capacity.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 7% of our sales of tubular products and services in 2010, 2009 and 2008.

Our largest markets in the Far East and Oceania are China, Japan and Indonesia. Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Although apparent consumption of pipes in China has increased significantly during the past three years, this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity while imports of high-value pipe products not manufactured by local producers have declined.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. Apparent demand declined significantly since the middle of 2008, due to the decrease in industrial activity and the high level of inventories in the local distributors’ network, but in 2010 began to recover.

We continue to consolidate our regional presence in Indonesia through our recently acquired heat treatment and premium threading facilities. Sales to Indonesia and other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in these countries and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction, including offshore pipelines, in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. Our sales of pipes for pipeline projects were weak in 2010 as the level of sales to line pipe projects was very low.

Others

Our other products and services include sucker rods used in oil extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services increased 23% in 2010, compared to 2009, mainly due to higher sales of sucker rods, welded pipes for electric conduits in the United States as well as industrial equipment in Brazil.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment, therefore, is expected to be more intense in the next five years than it has been in the previous five years and effective competitive differentiation will be a key success factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•

Sumitomo Metal Industries Ltd. and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for the high quality of their products and for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes. Recently, Sumitomo Metal Industries Ltd. and Nippon Steel Corp, which has a small seamless pipe operation largely serving the Japanese domestic market and is a large producer of large diamater welded pipe products, announced their intention to merge by 2012.

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with Sumitomo. In 2008, Vallourec acquired three U.S. tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. In addition, jointly with Sumitomo, Vallourec is constructing an integrated seamless pipe mill in Brazil which will be primarily dedicated to OCTG production and is scheduled to start sales towards the end of 2011. Vallourec has also started construction of a new seamless pipe rolling mill in the U.S. at its existing facility in Youngstown, Ohio, and expects to begin the commercial production during 2012. It has also recently concluded an agreement with a Chinese seamless steel producer under which it would distribute products from the Chinese producer in markets outside China.

•

In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and has expanded internationally through acquisitions into Eastern Europe and the United States where it acquired IPSCO’s tubular operations comprising both seamless and welded pipe mills and thereby a significant position in the U.S. market.

•

Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

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

•

Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. ArcelorMittal has created a tubes division. In 2006, through the acquisition of Arcelor, Mittal acquired Dofasco’s tubular business, focused on the automotive segment in North America and in 2007 acquired a tubular business focused on automotive products from Vallourec. Previously, Mittal had acquired a tubular business in Romania. In 2008, ArcelorMittal acquired Unicon, a Venezuelan welded pipe producer focused on the oil and gas sector. ArcelorMittal is also building a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2010, our capital expenditures, including investments at our plants and investments in information systems, amounted to $847.3 million, compared to $460.9 million in 2009 and $443.2 million in 2008. Of these capital expenditures, investment at our plants amounted to $819.8 million in 2010, compared to $440.5 million in 2009 and $412.0 million in 2008. In 2010, we focused our investments on increasing capacity at our seamless pipe facility in Mexico, as well as on repositioning our industrial system to extend the range of products, improve productivity and environmental performance. The major highlights of our capital spending program during 2010 include:

•

construction of the hot area of the new small diameter rolling mill and erection of the new training building at our Veracruz facility in Mexico. The new plant, with a production capacity of 450,000 tons per year, required an investment of approximately $850 million over two years. For more information, see Item 4.B. “Information on the Company – Business Overview – Production Facilities – Tubes – North America – Mexico”;

•	revamping of the rotary furnace and hot rolling mills allowing bigger pipes production; and a new Dopeless® coating installation at our Dalmine facility in Italy;

•	completion of the new tubing line and quality facilities at our welded pipe facilities in the United States;

•	completion of the new premium-joint threading facility in Saudi Arabia;

•	capacity expansion on the current Dopeless® application line at our Campana facility in Argentina; and

•	increase of premium joint threading capacity and the installation of a thread connectors welding plant at our Projects facility in Brazil.

In 2011, in addition to the completion of our investment in Mexico, our investments will mainly aim at enhancing product differentiation, investing in local finishing capabilities, improving quality and process controls, enhancing plant’s safety, minimizing environmental impact, reducing costs and extending our product range. Major projects planned for 2011 include:

•	completion of a new premium-joint threading line, heat treatment and finishing lines at our new small diameter rolling mill at the Veracruz facility in Mexico;

•	revamping of the electric arc furnace, a new sucker rods plant and the relocation and expansion of the accessories plant in Mexico;

•	additional heat treatment and finishing capacity at our welded pipe facilities in the United States;

•	revamping of the finishing facilities and completion of the hot rolling mills’s works at our Dalmine facility in Italy;

•	revamping of the hot rolling mills and finishing lines at our Silcotub facility in Romania, in order to extend the product range;

•	expansion of premium threading capacity worldwide, including new Dopeless® lines; and

•	new R&D center in Rio de Janeiro, Brazil.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $27.2 million in 2010, compared to $20.4 million in 2009, and $27.0 million in 2008.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials decreased in 2009, however, have increased in 2010, as demand strengthens on the back of the Western economies recovery.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys increased in 2010, in line with international prices for these materials, experiencing high levels of volatility for certain materials.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A. During 2010 prices have risen on the back of a strong Chinese demand and supply disruptions in the spot market, due to Indian constrains. In addition, major steelmakers have accepted quarterly pricing of iron ore based on spot prices, putting an end to 40 years of annual contract pricing.

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

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States. Steel coil market prices fluctuated during 2010, increasing in the first half of the year and decreasing in the second half, to finish the year at price levels similar to those at the begining. However, in the year to date, steel prices have risen strongly.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied under long-term contracts with prices referenced to market levels. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facilities in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted monthly in accordance with market conditions starting in January 2007. This contract, which would expire in December 2011, has been extended through December 2012, and although prices are adjusted monthly in accordance with market conditions, the latest price negotiation covers from January 2011 to December 2011.

In Canada, we have agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels (i.e., CRU). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, Canada, and Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario, Canada.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas and ArcelorMittal in Brazil, from Siderar S.A.I.C., or Siderar, a subsidiary of Ternium S.A. in Argentina and from Ternium’s facilities in Mexico.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have a 160 megawatt power generation plant located at San Nicolás, approximately 150 kilometers from Campana, which together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply the requirements of our steelmaking facility at Campana. In Italy, we have a120 megawatt power generation facility, which is designed to meet the electric power requirements of our steelmaking facility at Dalmine. In Mexico, our electric power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Panamerican Energy and YPF S.A., or YPF, are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. When the enlargement of the trunk pipelines in Argentina is completed, we expect to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. The 315,000 cubic meters per day of assigned non-interruptible transportation capacity from TGN is expected to partially replace the capacity currently contracted with Gasban. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expires in April 2012.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. After a decrease in energy costs during 2009, energy costs increased again during 2010. Over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last three years driven by increased local demand and by governmental policies that subsidized certain residential consumption of natural gas. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

We currently maintain, for all our pipe manufacturing facilities, the Quality Management System Certification ISO 9001:2008 granted by Lloyd Register Quality Assurance-Italy, and the API Q1 Quality Certification granted by API-U.S., which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. Our quality management system, based on the ISO 9001 and API Q1 specifications assures that products comply with customer requirements from the acquisition of raw materials to the delivery of the final product, and are designed to ensure the reliability and improvement of both the product and the processes associated with the manufacturing operations.

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

We spent $61.8 million for R&D in 2010, compared to $62.7 million in 2009 and $77.3 million in 2008.

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

Insurance

We carry property damage, general liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $250 million. Our current property insurance program has indemnification caps up to $250 million for direct damage, depending on the value of the different plants. In some cases, insurers have the option to replace damaged or destroyed plant and equipment rather than to pay us the insured amount.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the major operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2010, 2009 and 2008.

			Percentage Ownership
Company	Country of Organization	Main Activity	2010	2009	2008
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	41%	40%	40%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tavsa, Tubos de Acero de Venezuela S.A.(b)	Venezuela	Manufacture of seamless steel pipes	—	—	70%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A.

(b)	In 2009, the Venezuelan government announced the nationalization of Tavsa. For more information on the Tavsa nationalization process, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Argentina and Mexico. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium’s securities are listed on the New York Stock Exchange, or NYSE, since February 1, 2006, following an initial public offering of ADSs. As of May 31, 2011, the Company held 11.46% of Ternium’s share capital (including treasury shares).

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor for an interest in Ternium.

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l., or Techint Holdings, (formerly known as I.I.I. Industrial Investments Inc.), a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli, our former chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

Exiros

Exiros, with offices located in various countries, and in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris.

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see Item 4. B. “Information on the Company – Business Overview – Production Process and Facilities” and Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. Over the last two decades, we have expanded our business globally through a series of strategic investments, and we now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

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

In 2010, global drilling activity recovered led by substantially higher oil drilling activity in the United States and Canada. U.S. gas drilling activity also increased driven by investments in shale and liquid rich plays and production from shale gas reached 23% of total U.S. natural gas production in 2010. In the rest of the world, activity increased in most markets reflecting increased demand for energy, stable oil prices at attractive levels and investment in regional gas developments. The international rig count, as published by Baker Hughes, surpassed pre-crisis levels in the third quarter and has continued to climb steadily since then.

We expect that drilling activity will continue to grow in 2011 led by increased exploration activity in Eastern Hemisphere markets, more thermal wells in Canada and higher activity in Iraq.

We estimate that apparent demand for OCTG rose 30% in 2010 compared to 2009 with the most significant increases occurring in the United States, Canada and Russia. In 2011, we expect that demand will grow further with increases occurring in most markets. We also expect that growth in demand for premium products will be higher than that for API products.

We expect that our sales will grow in all our geographical regions in 2011 and that our sales of OCTG, line pipe, power generation and industrial products will increase. Sales in our Projects and Others operating segments are also expected to increase. Although our selling prices are expected to rise, these increases are likely to be initially offset by increases in raw material and other costs. Accordingly, we expect that our sales and operating income will increase in 2011, compared to 2010.

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

The costs of steelmaking raw materials and of steel coils and plates have increased in 2010, more steeply towards the end of the year and beginning of 2011.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differ in certain significant respects from U.S. GAAP.

The preparation of these audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

Impairment and recoverability of goodwill and other assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Tenaris’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible impairment-reversal at each reporting date.

In 2010, Tenaris reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships.

In 2010 and 2009, none of Tenaris’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests.

2010 Impairment reversal

In 2010, Tenaris reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there has been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris use the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expects that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

Tenaris has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the consolidated income statement.

2008 Impairment charge

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

These impairment charges primarily arose in connection with Tenaris’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products. In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price. Accordingly, in December 2008, the Company expected that the decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

In the case of the Prudential CGU impairment, the Company allocated the impairment charge to goodwill and before the pro rata allocation, the Company (based on third-party appraisals made in connection with the acquisition of Maverick Tube Corporation in October 2006) determined that the carrying amount of Prudential’s property, plant and equipment approximated its fair value; while the Company considered that the fair value of Prudential’s customer relationships could have suffered a decrease due to the deterioration of the market conditions and the change in the competitive environment. Accordingly, following the guidance in paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU ($68.1 million) to customer relationships.

Tenaris’s Venezuelan operations, currently nationalized and consequently disclosed as discontinued operations, also contributed to the 2008 impairment charge. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods (”)	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2010. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

In 2010, due to the recovery in activity and the increase in demand for our pipes, our results were positively affected by a $34 million net recovery in the allowance for inventory obsolescence.

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

Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. If, however, circumstances were to materially change, such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us, management’s estimates of the recoverability of amounts due could be materially reduced. In this case, our results of operations, financial condition, net worth and cash flows could be materially and adversely affected.

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2010	2009	2008
Selected consolidated income statement data(1)
Continuing Operations
Net sales	7,711,598	8,149,320	11,987,760
Cost of sales	(4,700,810)	(4,864,922)	(6,698,285)

Gross profit	3,010,788	3,284,398	5,289,475
Selling, general and administrative expenses	(1,515,870)	(1,473,791)	(1,787,952)
Other operating income (expenses), net	78,629	3,000	(375,873)

Operating income	1,573,547	1,813,607	3,125,650
Interest income	32,855	30,831	48,711
Interest expense	(64,103)	(118,301)	(179,885)
Other financial results	(21,305)	(64,230)	(99,850)

Income before equity in earnings of associated companies and income tax	1,520,994	1,661,907	2,894,626
Equity in earnings of associated companies	70,057	87,041	89,423

Income before income tax	1,591,051	1,748,948	2,984,049
Income tax	(450,004)	(513,211)	(1,015,334)

Income for continuing operations	1,141,047	1,235,737	1,968,715
Discontinued Operations
Result for discontinued operations	—	(28,138)	306,905

Income for the year (2)	1,141,047	1,207,599	2,275,620
Income attributable to (2):
Equity holders of the Company	1,127,367	1,161,555	2,124,802
Non-controlling interests	13,680	46,044	150,818

Income for the year(2)	1,141,047	1,207,599	2,275,620

Depreciation and amortization	(506,902)	(504,864)	(532,934)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.95	1.00	1.49
Basic and diluted earnings per share	0.95	0.98	1.80
Dividends per share(3)	0.34	0.34	0.43

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009, due to the nationalization of certain Venezuelan subsidiaries. For more information on the nationalization of these Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2010	2009
Selected consolidated financial position data
Current assets	5,955,536	5,621,841
Property, plant and equipment, net	3,780,580	3,254,587
Other non-current assets	4,628,215	4,606,880

Total assets	14,364,331	13,483,308

Current liabilities	2,378,546	1,970,470
Non-current borrowings	220,570	655,181
Deferred tax liabilities	934,226	860,787
Other non-current liabilities	280,409	276,034

Total liabilities	3,813,751	3,762,472
Capital and reserves attributable to the Company’s equity holders	9,902,359	9,092,164
Non-controlling interests	648,221	628,672

Equity	10,550,580	9,720,836

Total liabilities and equity	14,364,331	13,483,308

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2010	2009	2008
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(61.0)	(59.7)	(55.9)

Gross profit	39.0	40.3	44.1
Selling, general and administrative expenses	(19.7)	(18.1)	(14.9)
Other operating income (expenses), net	1.0	0.0	(3.1)

Operating income	20.4	22.3	26.1
Interest income	0.4	0.4	0.4
Interest expense	(0.8)	(1.5)	(1.5)
Other financial results	(0.3)	(0.8)	(0.8)

Income before equity in earnings of associated companies and income tax	19.7	20.4	24.1
Equity in earnings of associated companies	0.9	1.1	0.7

Income before income tax	20.6	21.5	24.9
Income tax	(5.8)	(6.3)	(8.5)

Income for continuing operations	14.8	15.2	16.4

Discontinued Operations
Result for discontinued operations	—	(0.3)	2.6

Income for the year	14.8	14.8	19.0

Income attributable to:
Equity holders of the Company	14.6	14.3	17.7
Non-controlling interests	0.2	0.6	1.3

Fiscal Year Ended December 31, 2010, Compared to Fiscal Year Ended December 31, 2009

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2010		2009
Tubes	6,676.4	87%	6,670.9	82%	0%
Projects	428.8	6%	986.5	12%	(57%)
Others	606.4	8%	491.8	6%	23%

Total	7,711.6	100%	8,149.3	100%	(5%)

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2010	2009
Tubes – Seamless	2,206	1,970	12%
Tubes – Welded	744	346	115%

Tubes – Total	2,950	2,316	27%
Projects – Welded	170	334	(49%)

Total – Tubes + Projects	3,120	2,650	18%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2010	2009
Net sales
- North America	3,121.7	2,756.1	13%
- South America	1,110.1	981.9	13%
- Europe	746.6	828.8	(10%)
- Middle East & Africa	1,263.6	1,622.6	(22%)
- Far East & Oceania	434.4	481.5	(10%)

Total net sales	6,676.4	6,670.9	0%
Cost of sales (% of sales)	60%	57%
Operating income	1,403.3	1,576.8	(11%)
Operating income (% of sales)	21%	24%

Net sales of tubular products and services amounted to $6,676.4 million in 2010, compared to $6,670.9 million in 2009, as a 27% increase in shipment volumes was offset by lower average selling prices (down 21%), as prices fell reflecting a post-crisis competitive environment with excess capacity particularly for standard products. In North America, higher drilling activity in the United States and Canada and a reduction in U.S. OCTG inventory to historic levels by the end of the first quarter of 2010 led to significantly higher shipments partially offset by lower demand in Mexico; prices, however, were at lower levels than in 2009. In South America, higher drilling activity and overall demand in Argentina and Colombia more than offset a decline in pipe prices. In Europe, lower sales prices and lower demand in the North Sea region more than offset higher shipments of mechanical pipe products. In the Middle East and Africa, while shipments of OCTG products remained stable, sales were affected by lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales declined due to lower average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 57% to 60%, as the reduction in costs of sales did not completely offset the reduction in average selling prices.

Operating income from tubular products and services, decreased 11% to $1,403.3 million (including a $67.3 million gain from the reversal of an 2008 impairment on Prudential’s customer relationships) in 2010, from $1,576.8 million in 2009. This decrease in operating income is primarily attributable to a decrease in gross margin, which more than offset that 27% increase in shipment volumes.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2010	2009
Net sales	428.8	986.5	(57%)
Cost of sales (% of sales)	67%	71%
Operating income	63.7	208.6	(69%)
Operating income (% of sales)	15%	21%

Projects net sales, decreased 57% to $428.8 million in 2010, compared to $986.5 million in 2009, reflecting a sharp decrease in shipments to gas and other pipeline projects in South America.

Operating income from Projects, decreased 69% to $63.7 million in 2010, from $208.6 million in 2009, as a result of a decrease in net sales and a lower operating margin due to the effect of fixed and semi-fixed general and administrative expenses on lower sales, including the effect of the revaluation of the Brazilian real against the U.S. dollar.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2010	2009
Net sales	606.4	491.8	23%
Cost of sales (% of sales)	72%	79%
Operating income	106.5	28.1	279%
Operating income (% of sales)	18%	6%

Net sales of other products and services increased 23% to $606.4 million in 2010, compared to $491.8 million in 2009, mainly due to higher sales of sucker rods, welded pipes for electric conduits and industrial equipment.

Operating income from other products and services, increased 279% to $106.5 million in 2010, from $28.1 million in 2009, due to an increase in net sales and an improvement in margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.7% in 2010 compared to 18.1% in 2009, mainly due to the effect of foreign exchange currencies on fixed and semi-fixed expenses. In absolute terms SG&A increased $42.1 million to $1,515.9 million in 2010, from $1,473.8 million in 2009, mainly due to higher labor costs as a result of the appreciation of local currencies against the U.S. dollar.

Other operating income and expenses resulted in net income of $78.6 million in 2010, compared to a net income of $3.0 million in 2009. In 2010, we recorded a $67.3 million gain from the reversal of an impairment recorded in 2008, in Prudential’s customer relationships, as our expectations for the economic and competitive conditions of the Canadian oil and gas market improved relative to those foreseen at the end of 2008.

Net interest expenses totaled $31.2 million in 2010, compared to $87.5 million in 2009, reflecting the change in our net debt position to a net cash position and lower interest rates.

Other financial results generated a loss of $21.3 million in 2010, compared to $64.2 million during 2009. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Brazilian real, the Euro and the Japanese yen against the U.S. dollar.

Equity in earnings of associated companies generated a gain of $70.1 million in 2010, compared to a gain of $87.0 million in 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled $450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to $513.2 million in 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Result for discontinued operations amounted to a loss of $28.1 million in 2009, relating to the discontinuation of Tavsa and Matesi’s operations following their nationalization by the Venezuelan government, while there were no such results in 2010.

Net income decreased to $1,141.0 million in 2010, compared to $1,207.6 million in 2009, mainly reflecting lower operating results, better financial results and lower income taxes.

Income attributable to equity holders was $1,127.4 million, or $0.95 per share ($1.91 per ADS), in 2010, compared to $1,161.6 million, or $0.98 per share ($1.97 per ADS) in 2009.

Income attributable to non-controlling interest was $13.7 million in 2010, compared to $46.0 million in 2009, mainly reflecting lower results at our Brazilian subsidiary, Confab, and losses at our Japanese subsidiary NKKTubes.

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

Net sales of tubular products and services decreased 33% to $6,670.9 million in 2009, compared to $10,010.1 million in 2008, due to a sharp reduction in volumes (down 40%). This reduction in volumes was partially offset by higher average selling prices (up 12%), reflecting, in part, a higher proportion of sales of specialized high-end products and the lagged effect of price variations, as average selling prices rose to a peak in the second quarter of 2009. In North America, notwithstanding higher demand for OCTG products in Mexico, sales decreased 39%, due primarily to substantially lower demand for OCTG and line pipe products in the United States and Canada, reflecting the decline in drilling activity and inventory adjustments following the surge in imports of Chinese products in the second half of 2008 and first half of 2009. In South America, sales decreased, reflecting sharply lower demand from all sectors in Argentina and for OCTG in Venezuela. In Europe, sales were affected by lower demand from all sectors, including the process and power plant sector, the industrial and automotive sector and the oil and gas sector. Sales in the Middle East and Africa declined by 10%, as reduced demand for OCTG products was partially offset by higher sales of deepwater linepipe products in West Africa. In the Far East and Oceania, sales decreased in China and demand for all our products decreased in the rest of the region.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 53% to 57%, mainly due to the negative effect of low production capacity utilization rates, on efficiency, absorption of fixed and semi-fixed costs and on the time lag between raw material cost decreases and their impact on the cost of sales.

Operating income from tubular products and services, decreased 44% to $1,576.8 million in 2009, from $2,827.0 million in 2008, mainly due to a significant decrease in volumes. While operating income in 2008 included impairment charges amounting to $354.9 million, there was no impairment charge in 2009.

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

Net sales of pipes for pipeline projects decreased 22% to $986.5 million in 2009, compared to $1,270.9 million in 2008, reflecting a sharp decrease in shipments to gas and other pipeline projects in Brazil, Argentina and Colombia, mainly due to the fact that most of the projects were concluded and the order backlog declined throughout the year, although the decrease was partially offset by higher average selling prices particularly for offshore projects in Brazil.

Operating income from pipes for pipeline projects decreased 16% to $208.6 million in 2009, compared to $249.0 million in 2008, due to the decrease in net sales and a stable operating margin.

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

Net sales of other products and services decreased 30% to $491.8 million in 2009, compared to $706.8 million in 2008, mainly due to lower sales of welded pipes for electric conduits in the United States and lower sales of sucker rods as a result of the global economic downturn.

Operating income from other products and services, decreased 43% to $28.1 million in 2009, compared to $49.6 million in 2008, due to the decrease in net sales.

SG&A, increased as a percentage of net sales to 18.1% in 2009, compared to 14.9% in 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues. However, in absolute terms, SG&A decreased $314.2 million to $1,473.8 million in 2009, compared to $1,788.0 million in 2008, mainly due to lower commissions, freight and other selling expenses, taxes and labor costs, reflecting lower activity in terms of net sales.

Other operating income and expenses resulted in net income of $3.0 million in 2009, compared to a net loss of $375.9 million in 2008, which loss was mainly related to impairment charges at our North American operations.

Net interest expenses totalled $87.5 million in 2009, compared to net interest expenses of $131.2 million in 2008, reflecting; the change in our net debt position (which went from a net debt position of $1,392.4 million at 31 December 2008, to a net cash position of $675.7 million at December 31, 2009) and lower interest rates.

Other financial results generated a loss of $64.2 million in 2009, compared to a loss of $99.9 million during 2008. These results largely reflect losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS (mainly the Brazilian real, the Canadian dollar and the Mexican peso).

Equity in earnings of associated companies generated a gain of $87.0 million in 2009, compared to a gain of $89.4 million in 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges of $513.2 million were recorded during 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax, like in 2008, when excluding the effect of impairment losses during the year amounting to $394.3 million, the tax rate was also 31%.

Results for discontinued operations reflected a loss of $28.1 million in 2009, relating to the nationalization of certain Venezuelan subsidiaries by the Venezuelan government, compared to a gain of $306.9 million in 2008, relating to income from discontinued operations, mainly derived from the sale of Hydril’s pressure control business.

Net income decreased to $1,207.6 million in 2009, compared to $2,275.6 million in 2008, mainly reflecting lower operating results.

Income attributable to equity holders was $1,161.6 million, or $0.98 per share ($1.97 per ADS), in 2009, compared to $2,124.8 million, or $1.80 per share ($3.60 per ADS) in 2008.

Income attributable to non-controlling interests was $46.0 million in 2009, compared to $150.8 million in 2008, mainly reflecting lower results at our Brazilian subsidiary, Confab, and losses at our Japanese subsidiary, NKKTubes.

B.	Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars

	For the year ended December 31,
	2010	2009	2008
Net cash provided by operating activities	870.8	3,063.9	1,465.0
Net cash (used in) provided by investing activities	(920.8)	(1,031.0)	741.0
Net cash (used in) financing activities	(651.6)	(2,028.7)	(1,589.0)

(Decrease) Increase in cash and cash equivalents	(701.6)	4.3	617.0
Effect of exchange rate changes	(6.9)	9.1	(46.3)
Decrease in cash due to deconsolidation	—	(9.7)	—

Cash and cash equivalents at the beginning of year	1,528.7	1,525.0	954.3

Cash and cash equivalents at the end of year	820.2	1,528.7	1,525.0

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2010, we counted on cash flows from operations as well as on short-term bank financing to fund our operations.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions. During 2010, our net cash position (cash and other current investments less total borrowings) decreased by $400.2 million to $275.6 million at December 31, 2010, from $675.7 million at December 31, 2009.

We have a conservative approach to the management of our liquidity, which consist mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers. As of December 31, 2010, U.S. dollar denominated liquid assets represented 84%, compared to 82% at the end of 2009. At December 31, 2010, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 10.6% of total assets compared to 15.7% at the end of 2009.

Cash and cash equivalents (excluding bank overdraft) decreased by $699.0 million, to $843.9 million at December 31, 2010, compared with $1,542.8 million at December 31, 2009. On the other hand, Other current investments increased $96.5 million to $676.2 million as of December 31, 2010 from $579.7 million as of December 31, 2009.

Fiscal Year Ended December 31, 2010, Compared to Fiscal Year Ended December 31, 2009

Operating activities

Net cash provided by operations during 2010 was $870.8 million, compared to $3,063.9 million during 2009. Working capital increased by $644.0 million during 2010, compared with a decrease of $1,737.3 million in 2009, reflecting the improvement in activity levels. The increase in working capital during 2010 is the result of the following:

•	an increase in inventories of $773.3 million, as a result of increased business activity; and

•	an increase in trade receivables of $111.3 million, mainly due to higher sales in the fourth quarter of 2010 compared to the same period of 2009; partially offset by

•	an increase in trade payables of $261.8 million, also reflecting higher levels of activity.

Investing activities

Net cash used in investing activities in 2010 was $920.8 million, compared to $1,031.0 million in 2009, due to the following:

•

higher capital expenditures ($847.3 million in 2010, compared to $460.9 million in 2009), primarily attributable to the construction of the new small diameter rolling mill at our Veracruz facility in Mexico;

•	lower investments in short term securities ($96.5 million in 2010, compared to $533.8 million in 2009); and

•	negligible investments in acquisitions of subsidiaries and associated companies in 2010, compared to acquisitions amounting to $64.0 million in 2009.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $651.6 million in 2010, compared to $2,028.7 million in 2009.

Dividends paid, including dividends paid to non-controlling shareholders in subsidiaries, amounted to $433.3 million in 2010, of which $248 million were paid to equity holders in respect of the 2009 fiscal year, while $153 million were paid to equity holders in November 2010, as an interim dividend in respect of the dividend corresponding to the 2010 fiscal year. This compares to $553.7 million paid in 2009, of which $354 million were paid to equity holders in respect of the 2008 fiscal year, while $153 million were paid to equity holders in November 2009, as an interim dividend for the 2009 fiscal year.

Net repayments of borrowings (repayments less proceeds) totaled $215.3 million in 2010, compared to $1,465.4 million in 2009.

Our total liabilities to total assets ratio was 0.27:1 as of December 31, 2010 and 0.28:1 as of December 31, 2009.

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

Investing activities

Net cash used in investing activities in 2009 was $1,031.0 million, compared to net cash provided by investing activities amounting to $741.0 million in 2008, with the main differences being:

•	in 2008, we received the proceeds from the sale of Hydril’s pressure control business, amounting to approximately $1.1 billion; and

•	in 2009, we invested $533.8 million in short term securities, compared to net proceeds of $41.7 million in 2008.

Capital expenditures increased slightly to $460.9 million in 2009, compared to $443.2 million in 2008. For more information on our capital expenditures, see Item 4.B. “Information on the Company - Business Overview – Capital Expenditure Program”.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $2,028.7 million in 2009, compared to $1,589.0 million in 2008.

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

Principal Sources of Funding

In 2010, we counted mainly on cash flows from operations to fund our transactions and short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2010, total financial debt decreased by 14%, to $1,244.5 million at December 31, 2010, from $1,446.8 million at December 31, 2009.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2010 U.S. dollar-denominated financial debt plus other currencies denominated financial debt swapped to the U.S. dollar represented 90% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2010 and 2009:

Thousands of U.S. dollars	2010	2009
Bank borrowings	1,215,246	1,422,762
Bank overdrafts	23,696	14,122
Other loans, including related companies	5,131	9,294
Finance lease liabilities	423	586

Total borrowings	1,244,496	1,446,764

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 4.08% at December 31, 2010 and to 4.02% at December 31, 2009.

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2010	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496
Interests to be accrued	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivative contracts	5,359	—	—	—	—	—	5,359

Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

Our current debt to total debt ratio increased from 0.55:1 as of December 31, 2009 to 0.82:1 as of December 31, 2010.

For information on our derivative financial instruments, please see Item 11 “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2010 were as follows:

Millions of U.S. dollars Date	Borrower	Type	Original Principal Amount	Outstanding Principal amount as of December 31, 2010	Maturity
September 2006	Tamsa	Syndicated loan	700.0	155.6	October 2011
April 2007	Hydril	Syndicated loan	300.0	100.0	May 2012
June 2008	Dalmine	Bilateral	150.0	125.0	June 2013
2010	Siderca	Short-term bank loans	342.6	342.6	Several in 2011
2010	Tamsa	Short-term bank loans	200.2	200.2	Several in 2011

As of December 31, 2010, Tenaris was in compliance with all of its financial and other covenants.

For further information on our borrowings, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4.B. “Information on the Company – Business Overview – Research and Development”.

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

Drilling activity in the United States and Canada is sensitive to the level of regional gas prices as well as oil prices, as a significant proportion of wells drilled are gas wells. In the rest of the world, however, a majority of wells drilled are oil wells, though the development of gas reserves for regional consumption and export in the form of LNG has been increasing. Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices are usually established in relation to international oil prices.

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

With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In 2009, global oil prices rose from their low of $30 per barrel and subsequently fluctuated within a $70-$90 per barrel range until the end of 2010 as global oil demand, led by increased consumption in non-OECD countries, began to recover in the second half of the year and OPEC producers adjusted their production output. Since the end of 2010, oil prices have risen further and have increased in volatility following the political uprisings in North Africa and the Middle East. North American gas prices, however, have remained low fluctuating within a range of $3-$6 per million BTU. Advances in drilling technology have encouraged producers to develop productive gas shale deposits, which resulted in continuing increases in U.S. gas production in 2009 and 2010 despite a substantial drop in gas drilling activity compared to the five years from 2003 to 2008. This development has also impacted gas prices in the rest of the world, as it coincides with an increase in LNG capacity, much of which was built in the expectation of growing demand for gas imports in the United States. Global drilling activity recovered in 2010, following the decrease in 2009; the annual average of the international count of active drilling rigs, published by Baker Hughes, increased 10% in 2010 compared to 2009 and had exceeded previous record levels by year end, while the corresponding rig count in the United States and Canada, increased 45% in 2010 compared to 2009. The increase in drilling activity in the United States and Canada has been largely driven by oil drilling but gas drilling activity, particularly in productive shale gas and liquids-rich plays, also increased.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions, combined with increased regulatory pressures and more stringent industry standards following the blow-out of the Macondo well in the U.S. Gulf of Mexico, are expected to continue to demand new and high value products and services in most areas of the world.

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

Rig count

	2010	2009	2008	2007	2006
International	1,094	997	1,079	1,005	925
Canada	351	221	379	343	470
United States	1,541	1,086	1,878	1,768	1,648

Worldwide	2,985	2,304	3,336	3,116	3,043

Percentage increase (decrease) over the previous year

	2010	2009	2008	2007
International	10%	(8%)	7%	9%
Canada	59%	(42%)	10%	(27%)
United States	42%	(42%)	6%	7%

Worldwide	30%	(31%)	7%	2%

We estimate that apparent demand for OCTG rose 30% in 2010 compared to 2009 with the most significant increases occurring in the United States, Canada and Russia. In 2011, we expect that demand will grow further with increases occurring in most markets. We also expect that growth in demand for premium products will be higher than that for API products.

We expect that our sales will grow in all our geographical regions in 2011 and that our sales of OCTG, line pipe, power generation and industrial products will increase. Sales in our Projects and Others operating segments are also expected to increase.

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

The following table summarizes our contractual obligations at December 31, 2010, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Thousands of U.S. dollars

	Payments Due by Period as of December 31, 2010
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings	1,244,073	1,023,763	187,170	15,872	17,268
Finance Lease Obligations	423	163	260	—	—

Total Borrowings	1,244,496	1,023,926	187,430	15,872	17,268
Interest to be accrued (1)	30,667	19,075	6,631	2,901	2,060
Interest rate derivatives contract	5,359	5,359	—	—	—
Purchase Commitments	793,026	316,244	352,957	70,757	53,068

Total Contractual Obligations and Commitments	2,073,548	1,364,604	547,018	89,530	72,396

(1)	Interest to be accrued approximates estimated interest payments

Most purchase commitments as of December 31, 2010, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America.

G.	Recent Developments

Annual General Meeting and Extraordinary General Meeting of Shareholders

On June 1, 2011, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, the annual accounts as at December 31, 2010, and the related reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2010, of $0.34 per share (or $0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2010. Tenaris paid the balance of the annual dividend in the amount of $0.21 per share ($0.42 per ADS), or approximately $248 million, on June 23, 2011, with an ex-dividend date of June 20, 2011.

The annual general shareholders’ meeting approved the re-election of the current members of the board of Directors, each to hold office until the meeting that will be convened to decide on the 2011 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers S.à r.l., Réviseur d’enterprises agréé, as Tenaris’s independent auditors for the fiscal year ending December 31, 2011.

The extraordinary general meeting of shareholders also held on June 1, 2011, approved, among other amendments to the articles of association, to change the date of the annual general meetings of shareholders so that in the future they will be held on the first Wednesday of May of each year.

Settlement with U.S. governmental authorities

On May 17, 2011, Tenaris reached a settlement with the DOJ and the SEC, regarding the investigation described in note 26 “Contingencies, commitments and restrictions on the distribution of profits – Ongoing investigation” to our audited consolidated financial statements included in this annual report.

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the SEC and the DOJ, shared the results of the audit committee’s review with the SEC and the DOJ, and cooperated in the investigations conducted by the SEC and the DOJ.

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct. The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program. In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Venezuela moves forward with expropriation of Matesi

In June 2011, within the framework of the Venezuelan National Assembly’s law declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets, President Chavez issued Decree 8280/2011, which orders the expropriation of Matesi’s assets as may be required for the implementation of a stateowned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris continues to reserve all of its rights under Venezuelan and international law, including investment treaties, and will take legal actions against Venezuela to seek prompt, fair and adequate compensation for its entire interest (including assets and liabilities) in Matesi.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, or as long as the Shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the directors’ compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares present of represented at the meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2010
Roberto Bonatti(1)	Director	President of San Faustin	8	61
Carlos Condorelli	Director	Director of Tenaris and Ternium	4	59
Carlos Franck	Director	President of Santa María	8	60
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	6	71
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	8	62
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	9	58
Jaime Serra Puche	Director	Chairman of SAI Consultores	8	59
Alberto Valsecchi	Director	Director of Tenaris	3	66
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and member of Asociación Empresaria Argentina	8	68
Guillermo Vogel	Director	Vice chairman of Tamsa	8	60

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.àr.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and chairman and chief executive officer of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro, Grupo Modelo and Grupo Financiero BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

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

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the Asociación Empresaria Argentina, of the Fundación Mediterránea, and of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

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

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and to cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

A director will not be liable for acts committed in accordance with a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of actions against directors for damages may be initiated by the Company upon resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder from personal losses different from those of the Company.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association vis-à-vis third parties.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Auditors are appointed by the general shareholders’ meeting upon recommendation from the audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares present or represented to serve one-year renewable terms. Auditors may be dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

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

Our independent auditors for the fiscal year ended December 31, 2010 appointed by the Shareholders meeting held on June 2, 2010, were PWC (acting, in connection with our annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, and in connection with our annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.). Our independent auditors are appointed annually for one-year terms. Following our recent corporate reorganization (see “Item 10. Additional Information – Taxation – Corporate Reorganization”), our audit committee recommended, and the annual shareholders’ meeting held on June 1, 2011 approved, that PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, be appointed as independent auditors for the year ending December 31, 2011, in connection with all of our annual accounts and financial statements.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2010
Paolo Rocca	Chairman and Chief Executive Officer	58
Ricardo Soler	Chief Financial Officer	59
Renato Catallini	Supply Chain Director	44
Guillermo Moreno	Planning Director	46
Carlos Pappier	Chief Information Officer	49
Marco Radnic	Human Resources Director	61
Marcelo Ramos	Technology Director	47
Vincenzo Crapanzano	Industrial Director	58
Germán Curá	North American Area Manager	48
Sergio de la Maza	Central American Area Manager	54
Javier Martínez Alvarez	Southern Cone Area Manager	44
Alejandro Lammertyn	Eastern Hemisphere Area Manager	45
Luca Zanotti	European Area Manager	43
Guillermo Noriega	Advisor to the Chief Executive Officer	60

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

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

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. Mr. Crapanzano is an Italian citizen.

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

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr Martínez Alvarez is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our Eastern Hemisphere Area Manager based in Dubai. He assumed his current position in August 2010, after a restructuring of the commercial department aimed at strengthening our regional presence in the eastern hemisphere. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organizational model and mill allocation matters, supply chain director and commercial director. Mr. Lammertyn is an Argentine citizen.

Luca Zanotti. Mr. Zanotti currently serves as our European area manager, a position he assumed in April 2011. He joined Tenaris in 2002 as planning and administration director in Exiros, the supply management area. He was later appointed raw materials director and in July 2007 became managing director of Exiros, a position he held until June 2010. In July 2010 he became the senior assistant to the European area manager. Before joining Tenaris, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2010 a fee of $70,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the years ended December 31, 2010, 2009 and 2008, amounted to $18.6 million, $18.2 million and $22.5 million, respectively. In addition, directors and senior management received for the years ended December 31, 2010, 2009 and 2008, 485,000, 436,000 and 488,000 units, respectively, for a total amount of $4.1 million, $3.4 million and $3.4 million, respectively, in connection with the Employee retention and long term incentive program described in note O (d) “Employee benefits –Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C.	Board Practices

See Item 6.A.“Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors”.

Audit Committee

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

The Company’s board of directors has an audit committee consisting of three members. On June 1, 2011, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

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

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2010
Argentina	7,244
Mexico	4,173
United States	3,363
Brazil	2,638
Italy	2,612
Canada	1,372
Romania	1,226
Indonesia	648
Japan	637
Other Countries	1,509

Total employees	25,422

At December 31, 2009 and December 31, 2008, the number of persons employed by Tenaris was 22,591 and 23,873 respectively.

The number of our employees increased during 2010, from 22,591 at December 2009, to 25,422 at December 2010. The increase in our workforce resulted primarily from a growing activity level as global economic conditions improved and production at our plants increased.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), the revaluation of local currencies against the U.S. dollar, together with inflationary pressures, negatively affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

E.	Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of May 31, 2011 was 1,417,269, which represents 0.12% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Guillermo Moreno	16,430
Ricardo Soler	8,182

Total	1,417,269

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of the Company’s ordinary shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information available to the Company.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Capital Research and Management Company (3)	59,047,436	5.00%
Directors and senior management as a group	1,417,269	0.12%
Public	347,282,538	29.42%

Total	1,180,536,830	100.0%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings. Techint Holdings (formerly known as I.I.I. Industrial Investments Inc.) transferred its domicile from the Cayman Island to Luxembourg and San Faustin (formerly known as San Faustin N.V.) also transferred its domicile from Curacao to Luxembourg. In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized the Dutch private foundation (Stichting) RP STAK. RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	On April 27, 2011 Aberdeen Asset Management PLC's Fund Management Operating Subsidiaries informed the Company, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it was deemed to be the beneficial owner of 59,184,400 ordinary shares of the Company, par value U.S.$ 1.00 per share, representing 5.01% of the Company’s issued and outstanding capital and votes.
(3)	On November 15, 2010, Capital Research and Management Company informed the Company, pursuant to the Luxembourg Transparency Law, that as of November 12, 2010, it was deemed to be the beneficial owner of 59,047,436 ordinary shares of the Company, par value U.S.$ 1.00 per share, representing 5.00% of the Company’s issued and outstanding capital and votes.

As of May 31, 2011, 140,504,845 ADSs (representing 281,009,690 Shares, or 23.8% of all issued and outstanding Shares of the Company) were registered in the name of approximately 445 holders resident in the United States.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $126.5 million, $24.7 million and $101.7 million in 2010, 2009 and 2008, respectively.

•	Purchases of steel bars for use in our seamless steel pipe operations in Venezuela, which amounted to $4.6 million in the first quarter of 2008 (thereafter Sidor ceased to be a related party).

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $19.8 million, $8.9 million and $17.0 million in 2010, 2009 and 2008 , respectively.

•	Purchases of metal building components for our new rolling mill in Mexico, which amounted to $18.5 million in 2010 and $4.4 million in 2009.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $29.5 million, $14.2 million, and $29.1 million in 2010, 2009 and 2008 respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $14.1 million, $13.5 million and $21.8 million in 2010, 2009 and 2008 respectively. In 2008, sales included a compensation charge amounting to $11.0 million, for increased costs in previous periods.

Purchase Agency Services

Exiros, in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $33.9 million, $30.3 million and $33.3 million in 2010, 2009 and 2008, respectively.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $12.2 million, $5.5 million and $8.2 million in 2010, 2009 and 2008, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.2 million, $1.1 million and $6.4 million in 2010, 2009 and 2008, respectively.

Litoral Gas’s sales to Tenaris totaled $2.5 million, $2.7 million and $3.0 million in 2010, 2009 and 2008, respectively.

During 2008, in order to fulfill our gas consumption requirements, we also purchased gas on spot conditions from Tecgas and Energy Consulting Services S.A, two companies controlled by San Faustin. These purchases amounted to $0.3 million.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $127.7 million, $64.3 million and $58.5 million in 2010, 2009 and 2008, respectively. In 2008, in order to create our own engineering services company, we paid $3.5 million as fees for technical advice to companies controlled by San Faustin.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $105.8 million , $76.7 million and $58.9 million in 2010, 2009 and 2008, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•

We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $4.3 million , $4.0 million and $4.2 million in 2010, 2009 and 2008, respectively.

•	We provide administrative services to Exiros and other related parties. Sales of these services amounted to $2.3 million, $2.6 million and $2.8 million in 2010, 2009 and 2008, respectively.

Financial Operations and Administrative Services

Finma S.A., a company controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $10.8 million, $11.2 million and $10.3 million in 2010, 2009 and 2008, respectively.

Transactions involving Matesi prior to June 30, 2009

We established Matesi jointly with Sidor, a related party until April 2008, to operate an HBI production facility in Venezuela. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. In May 2009, the Venezuelan government announced the nationalization of Matesi. For more information on the Matesi nationalization process, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

As of June 30, 2009, the Company ceased consolidating Matesi’s results and other financial data and classified its investment in Matesi as an available-for-sale financial asset, with Matesi’s results and cash flows during each period prior to June 30, 2009 being presented as discontinued operations. Accordingly, transactions between Matesi and related parties for periods prior to the de-consolidation of Matesi are shown below:

•	The sale of HBI to Sidor pursuant to an off-take agreement, which amounted to $7.9 million in the first quarter of 2008.

•

During 2004, Matesi entered into a management assistance agreement with Sidor. As part of this agreement, Matesi paid fees to Sidor totaling $0.1 million in the first quarter of 2008, related to the provision of managerial services.

•

As part of the investment agreement to finance the acquisition of Matesi’s assets and its start-up, in July 2004 Matesi received loans from its shareholders, Sidor and a subsidiary of the Company, in the same proportion as their participations and under the same terms and conditions. In May 2007, the board of directors of Matesi approved the partial capitalization of the loan granted by Sidor for an amount of $34.9 million. Interest paid on this loan amounted to $0.5 million in the first quarter of 2008.

•	Matesi paid royalties and technical assistance fees in respect of licensed technology to Hylsamex, a subsidiary of Ternium. The royalties and fees paid to Hylsamex amounted to $0.5 million in 2008.

•

During 2007, Matesi entered into a service agreement with Sidor under which Matesi recycled pellets from Sidor into HBI. Under this agreement, Sidor paid to Matesi $4.5 million in the first quarter of 2008.

•

Matesi purchased supplies and spare parts from HyL Technologies S.A. de C.V., or HyL, a Mexican company controlled by San Faustín, involved in marketing and implementation of direct reduction plants. Matesi payed to HyL $1.5 million in 2009 and $1.0 million in 2008.

Other Transactions

We contracted pipe coating services from Socotherm Brasil S.A. (an associated company in which we hold 50% of the share capital), for an amount of $17.3 million, $46.3 million and $79.6 million in 2010, 2009 and 2008, respectively.

We purchased welded steel pipes from Ternium, amounting to $4.5 million, $1.9 million and $0.5 million in 2010, 2009 and 2008, respectively, which were sold by Tamsa as part of major projects.

During 2010, we entered into a contract with Tenova S.pA., a company controlled by San Faustin, for the provision of furnaces for our facility in Dalmine. Supplies received amounted to $14.7 million in 2010.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-60 for our audited consolidated financial statements.

Legal Proceedings

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions that would be material to Tenaris’s consolidated financial condition, results of operations or cash flows.

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca, a subsidiary of the Company, of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 99.3 million (approximately $24.6 million) at March 31, 2011, in taxes and penalties. Based on the views of Siderca’s tax advisors, we believe that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in our audited consolidated financial statements.

Settlement with U.S. Governmental Authorities

The Company learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the SEC and the DOJ, and shared the results of the review with these agencies. On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. For further information regarding these settlements, see Item 5.G. “Operating and Financial Review and Prospects -Recent Developments – Settlement with U.S. governmental authorities”.

Other proceedings

We are also involved in legal proceedings incidental to the normal conduct of our business, for which we have made provisions in accordance with our corporate policy and any applicable rules. We believe that our provisions are adequate. Based on the information currently available to us, we do not believe that the outcomes of these proceedings are likely to be, individually or in the aggregate, material to our consolidated financial condition, results of operations or cash flows.

Previously Reported Legal Proceedings

The following previously reported legal proceedings were terminated, settled or otherwise disposed of during the year covered by this report or during 2011 through the date of this annual report:

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

The following table shows the dividends approved by the Company’s shareholders since 2007:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
June 6, 2007	354	0.30	0.60	June 2007
June 4, 2008	449	0.38	0.76	November 2007	June 2008
June 3, 2009	507	0.43	0.86	November 2008	June 2009
June 2, 2010	401	0.34	0.68	November 2009	June 2010
June 1, 2011	401	0.34	0.68	November 2010	June 2011

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Key Information – Risk Factors – Risks Relating to the Structure of the Company – As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of our subsidiaries and could be restricted by legal, contractual or other limitations”. The Company’s ability to pay cash dividends depends on the results of operations and the financial condition of its subsidiaries and may be restricted by legal, contractual or other limitations.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2010, the Company’s legal reserve represented 10% of its share capital.

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

As of May 31, 2011, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of May 31, 2011, a total of 281,009,690 Shares were registered in the name of the depositary for the Company’s ADR program. On May 31, 2011, the closing sale price for the ADSs on the NYSE was $48.69, the closing sale price of the Shares on the Italian Stock Exchange was €16.84 and on the Buenos Aires Stock Exchange was ARS106.70. On May 26, 2011, the closing sale price of the Shares on the Mexico Stock Exchange was MXP275.00

New York Stock Exchange

As of May 31, 2011, a total of 140,504,845 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. Since February 28, 2008, The Bank of New York Mellon has acted as the Company’s depositary for issuing ADSs evidencing Shares, as successor depositary agent to JP Morgan Chase. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2006	High	Low
Full year	51.02	24.42

	Price per ADS
2007	High	Low
Full year	54.75	41.48

	Price per ADS
2008	High	Low
Full year	74.50	15.39

	Price per ADS
2009	High	Low
First quarter	24.29	15.10
Second quarter	32.28	20.50
Third quarter	36.53	24.63
Fourth quarter	42.93	33.51
Full year	42.93	15.10

	Price per ADS
2010	High	Low
First quarter	47.41	41.43
Second quarter	45.43	34.35
Third quarter	41.62	33.50
Fourth quarter	49.09	37.99
Full year	49.09	33.50

	Price per ADS
Last Six Months	High	Low
December 2010	49.09	44.26
January 2011	49.31	45.24
February 2011	48.33	44.31
March 2011	49.46	43.37
April 2011	50.79	47.85
May 2011	50.14	46.41

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2006	High	Low
Full year	19.63	10.03

	Price per Share
2007	High	Low
Full year	19.29	14.96

	Price per Share
2008	High	Low
Full year	23.33	6.34

	Price per Share
2009	High	Low
First quarter	8.87	5.97
Second quarter	11.29	7.66
Third quarter	12.49	8.69
Fourth quarter	15.04	11.41
Full year	15.04	5.97

	Price per Share
2010	High	Low
First quarter	17.27	14.97
Second quarter	16.82	13.77
Third quarter	15.74	13.04
Fourth quarter	18.65	13.80
Full year	18.65	13.04

	Price per Share
Last Six Months	High	Low
December 2010	18.65	16.75
January 2011	18.51	16.62
February 2011	17.62	16.34
March 2011	17.33	15.70
April 2011	17.68	16.68
May 2011	17.21	16.00

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

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal Argentine pesos per share), traded on the Buenos Aires Stock Exchange (Source: Bloomberg LP).

	Price per Share
2006	High	Low
Full year	75.60	36.45

	Price per Share
2007	High	Low
Full year	86.45	63.70

	Price per Share
2008	High	Low
Full year	117.86	27.49

	Price per Share
2009	High	Low
First quarter	42.08	28.47
Second quarter	61.70	39.45
Third quarter	69.30	47.69
Fourth quarter	80.70	64.39
Full year	80.70	28.47

	Price per Share
2010	High	Low
First quarter	91.91	80.53
Second quarter	87.29	68.80
Third quarter	81.02	65.86
Fourth quarter	98.60	74.76
Full year	98.60	65.86

	Price per Share
Last Six Months	High	Low
December 2010	98.60	88.70
January 2011	99.10	92.65
February 2011	100.40	93.60
March 2011	104.20	91.30
April 2011	108.00	101.60
May 2011	107.20	100.80

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

Mexican Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal Mexican pesos per share), traded on the Mexican Stock Exchange (Source: Bloomberg LP).

	Price per Share
2006	High	Low
Full year	276.50	130.31

	Price per Share
2007	High	Low
Full year	295.00	233.00

	Price per Share
2008	High	Low
Full year	349.72	105.36

	Price per Share
2009	High	Low
First quarter	161.90	122.44
Second quarter	212.31	143.06
Third quarter	243.11	170.39
Fourth quarter	281.77	228.52
Full year	281.77	122.44

	Price per Share
2010	High	Low
First quarter	298.25	263.15
Second quarter	264.56	220.12
Third quarter	258.64	218.82
Fourth quarter	305.00	249.09
Full year	305.00	218.82

	Price per Share
Last Six Months	High	Low
December 2010	305.00	272.00
January 2011	303.44	275.39
February 2011	288.02	270.00
March 2011	294.00	271.00
April 2011	298.00	279.72
May 2011	290.93	275.00

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

See Item 9.A.“The Offer and Listing—Offer and Listing Details”.

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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Registre du Commerce et des Sociétés.

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. The extraordinary general meeting of shareholders held on June 6, 2007 renewed the validity of the Company’s authorized share capital until August 2, 2012. As of May 31, 2011, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

The Company’s articles of association authorize the board of directors to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. The extraordinary general meeting of shareholders held on June 6, 2007, renewed this authority until August 2, 2012. Under the Company’s articles of association, any issuance of new Shares pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued Shares, except:

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

Dividends

Subject to applicable law, all Shares (including Shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the ordinary general shareholders’ meeting, out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse five years after the date such dividends are declared. However, we may elect to pay a declared dividend after such period. Shareholders may, at the ordinary general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declare a dividend under Article 21 of the Company’s articles of association.

Under Article 21 of the articles of association, the board of directors has the power to distribute interim dividends in accordance with the conditions that apply to commercial companies set forth in particular in Section 72-2 of the Luxembourg Companies Law.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2010. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Notices of such meetings must be published twice, at least at a ten-day interval, the second notice appearing at least 10 days prior to the meeting, in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, notices must be published twice, in the Luxembourg Official Gazette and two Luxembourg newspapers, at a twenty-day interval, the second notice appearing at least 20 days prior to the meeting. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also be published in accordance with the publicity requirements of such regulated market. No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions are adopted by a simple majority vote of the Shares present or represented and voted at the meeting. An extraordinary general shareholders’ meeting must have a quorum of at least 50% of the issued share capital. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures provided for by the Luxembourg Companies Law. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting be adopted by a two-thirds majority votes of the Shares present or represented. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings. Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed at any time, with or without cause, by resolution passed by a simple majority vote of the Shares present or represented and voted. In the case of a vacancy occurring in the Board of Directors, the remaining directors shall have the right to temporarily fill such vacancy by the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director; provided however that the next shareholder’s meeting shall be called upon to proceed with the definitive election of any temporary member of the Board of Directors so elected.

The Company’s annual ordinary general shareholders’ meeting shall take place in Luxembourg, on the first Wednesday of every May at 11:00 A.M., Luxembourg time. If that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day.

Any shareholder holding a Share on the fifth calendar day preceding the applicable general shareholders’ meeting (the “Record Date”) shall be admitted to such general shareholders’ meeting. Those shareholders who have sold their Shares between the Record Date and the date of the general shareholders’ meeting, may not attend or be represented at the meeting.

In the case of Shares held through fungible securities accounts, each shareholder may exercise all rights attached to his Shares and, in particular, may participate in and vote at shareholders’ meetings of the Company upon presentation of a certificate issued by the financial institution or professional depositary holding the Shares, certifying the number of Shares recorded in the relevant account on the Record Date. Such certificates must be filed at least five days before the meeting with the Company at its registered address or at the address stated in the convening notice or, in case the Shares of the Company are listed on a regulated market, with an agent of the Company located in the country of the listing and designated in the convening notice. In case any such holder wishes to vote by proxy, the holder shall have to present a completed proxy, by the same date and time and at the same addresses. The board of directors and the shareholders’ meeting may, if they deem so advisable, reduce these periods of time for all shareholders and admit all shareholders (or their proxies) who have filed the appropriate documents to the general shareholders’ meeting, irrespective of these time limits.

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen day period prior to a general shareholders’ meeting.

Appraisal Rights

In the event the Company’s shareholders approve:

•	the delisting of the Shares from all stock exchanges where the Shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the Shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of the Grand Duchy of Luxembourg, or

•	amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders;

dissenting or absent shareholders have the right to have their Shares repurchased by the Company at (i) the average market value of the Shares over the 90 calendar days preceding the applicable shareholders’ meeting or (ii) in the event that the Shares are not traded on a regulated market, the amount that results from applying the proportion of the Company’s equity that the Shares being sold represent over the Company’s net worth as of the date of the applicable shareholders’ meeting.

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its Shares within six months following the date of the shareholders’ meeting.

If delisting from one or more, but not all, of the stock exchanges where the Shares are listed is approved in the shareholders’ meeting, only dissenting or absent shareholders with Shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

•

they held the Shares as of the date of the announcement by the Company of its intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting; and

•

they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting.

In the event a shareholder exercises its appraisal rights, applicable Luxembourg law provisions shall apply.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”.

Distribution of Assets on Winding-up

In the event of the Company’s liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts and expenses will be paid out to the holders of the Shares in proportion to their respective holdings.

Transferability and Form

The Company’s articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of Shares. The Shares are issuable in registered form only.

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

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s shareholders’ register. The transfer of Shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered Shares, the Company may accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered Shares.

BNP Paribas Securities Service (Luxembourg branch) maintains the Company’s shareholders’ register.

Repurchase of Company Shares

The Company may repurchase its own Shares in the cases and subject to the conditions set by the Luxembourg Companies Law and, in the case of acquisitions of Shares or ADSs made through a stock exchange in which Shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E “Purchase of Equity Securities by the Issuer and Affiliated Purchases” for more information on the authorization granted by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase Shares of the Company, including Shares represented by ADSs.

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

Ownership Disclosure

The Company’s articles of association do not contain any provision requiring disclosure of share ownership. However, under the Luxembourg Transparency Law investors in the Company’s securities should notify the Company and the Luxembourg securities commission on an ongoing basis whenever the proportion of voting rights held or controlled by any such investor reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%.

C.	Material Contracts

For a summary of any material contract entered into by us outside the ordinary course of business during the last two years, see Item 4.B. “Information on the Company – Business Overview”.

D.	Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Brazil, Indonesia, Mexico, Nigeria and Romania. Argentina has exchange controls or limitations on capital flows, including requirements for the repatriation of export proceeds, in place.

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the ARS/US$ exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:

•

the proceeds of certain foreign financial debt incurred by Argentine residents (including private Argentine entities) as well as certain inflows for the purpose of investments in the capital markets must remain in Argentina for at least 365 calendar days and require posting a non-transferable, non-remunerated deposit denominated in U.S. dollars for an amount equal to 30% of the underlying transaction. This deposit shall be held for a period of 365 calendar days and may not be used as collateral in any credit transaction;

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

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, although the Argentine government, acting through the Argentine Central Bank, has a number of means by which it may act to maintain exchange rate stability. During 2010, the Argentine Central Bank maintained the value of the U.S. dollar between ARS3.8 and ARS4.0 per U.S. dollar.

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

You should consult your own tax advisor regarding the Luxembourg tax consequences of owning and disposing of Shares or ADSs in your particular circumstances.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in Shares or ADSs of the Company other than a Luxembourg Holder.

Corporate Reorganization

Tenaris S.A. was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate income tax and Luxembourg withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their Shares or ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of Shares or ADSs that takes place before their acquisition or within the first six months following their acquisition.

If such Shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company will be taxable at a special rate, regardless of the holding period.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of Share or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such Shares or ADSs if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of the Shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which Shares or ADSs are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such Shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the Shares or ADSs may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the Shares or ADSs are attributable, will bear corporate income tax on a gain realized on a disposal of such Shares or ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions imputed for tax purposes to newly accumulated profits of the Company (on an unconsolidated basis) are subject to a withholding tax of 15%. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 23rd July, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (v) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, Shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

Following the completion of a corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law. See Item 10.E. “Additional Information – Taxation –Corporate Reorganization”.

Luxembourg Holders

With the exception of a Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the Shares or ADSs in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Net wealth tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the Share or ADSs held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the Share or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The Shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the Shares or ADSs held unless the Shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and registration taxes

No registration tax or stamp duty will be payable by a holder of Shares or ADSs in Luxembourg solely upon the disposal of Shares or ADSs by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of Shares or ADSs upon the death of a holder of Shares or ADSs in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of Shares or ADSs if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg.

Where a holder of Shares or ADSs is a resident of Luxembourg for tax purposes at the time of his death, the Shares or ADSs are included in its taxable estate for inheritance tax or estate tax purposes.

United States federal income taxation

This section describes the material U.S. federal income tax consequences of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen of long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the Shares or ADSs is urged to consult his, her or its own tax advisor.

You are a U.S. holder if you are a beneficial owner of Shares or ADSs and you are, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of Shares or ADSs in your particular circumstances.

This discussion addresses only U.S. federal income taxation.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Shares represented by those ADRs. Exchanges of Shares for ADRs, and ADRs for Shares, generally will not be subject to U.S. federal income tax.

Taxation of dividends

U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation or dividend income. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Shares or ADSs generally will be qualified dividend income but there can be no assurance in this regard.

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will generally constitute “passive category income” for purposes of computing the foreign tax credit. In certain circumstances, if you have held Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of capital gains

U.S. Holders Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, the Shares or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder is permitted to elect and does elect to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section 3, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2010 and 2009 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2010	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	56,017	806	540	414	153	57,930
Floating rate	—	98,210	32,397	7,459	7,459	17,115	162,640

Current Debt
Fixed rate	583,808	—	—	—	—	—	583,808
Floating rate	440,118	—	—	—	—	—	440,118

	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

At December 31, 2009	Expected maturity date
	2010	2011	2012	2013	2014	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	—	51,959	—	—	—	51,959
Floating rate	—	390,962	134,749	32,700	7,579	37,232	603,222

Current Debt
Fixed rate	239,694	—	—	—	—	—	239,694
Floating rate	551,889	—	—	—	—	—	551,889

	791,583	390,962	186,708	32,700	7,579	37,232	1,446,764

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 4.08% at December 31, 2010 and to 4.02% at December 31, 2009.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2010 U.S. dollar denominated financial debt plus other currencies denominated financial debt swapped to the U.S. dollar represented 90% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. At December 31, 2010, we had variable interest rate debt of $602.8 million and fixed rate debt of $641.7 million. This risk is to a great extent mitigated by our investment portfolio.

In addition, we have entered into certain interest rate derivatives instruments in order to minimize the volatility effect of floating rates on future interest rate payments related to long-term debt. In such derivatives, we agree to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional amount.

Interest Rate Coverage

At December 31, 2010 and 2009, we had variable interest rate swaps with knock-in provisions according to the following schedule:

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2010
Pay fixed/Receive variable with knock-in at 2.50%	Libor 6M	4.91%	2011	350,000	(5,359)

					(5,359)

Thousands of U.S. dollars
Type of derivative	Reference rate	Average rate (fixed or floor-cap)	Expiry	Notional amount	Fair value at December 31, 2009
Pay fixed / Receive variable	Euribor 6M	5.72%	2010	911	(22)
Pay fixed/Receive variable with knock-in at 2.50%	Libor 6M	4.91%	2011	350,000	(17,716)

					(17,738)

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) exposed to foreign exchange risk as of December 31, 2010.

(all amounts in thousands of U.S. dollars)	Exposure
U.S. dollars / Brazilian real	304,229
Mexican Pesos / U.S. dollars	177,227
U.S. dollars / Euros	(113,836)
Argentine Pesos / U.S. dollars	(74,440)
Canadian dollars / U.S. dollars	(68,195)

The main relevant exposures correspond to:

U.S. dollars / Brazilian real

Consists primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real.

Mexican pesos / U.S. dollars

Consists primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso, partially offset by Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency is the Mexican peso.

U.S. dollars / Euros

Consists primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency is the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

At December 31, 2010 and 2009, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2010
US$/ARS	Argentine Peso Forward purchases	369,846	4.3421	2011	24,819
US$/MXN	Mexican Peso Forward purchase / sales	220,235	12.8340	2011	1,451
US$/JPY	Japanese Yen Forward purchases	50,021	83,1982	2011	1,043
CAD/US$	Canadian Dollar Forward sales	62,438	1.0215	2011	(1,563)
KWD/US$	Kuwaiti Dinar Forward sales	55,482	0.2905	2011	(1,732)
BRL/US$	Brazilian Real Forward sales	32,156	1.8040	2011	(2,087)
Others		—	—	—	(285)

US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	227,596	1.0314	2017	3,278

					24,924

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2009
US$/ARS	Argentine Peso Forward purchases	269,833	4.1924	2010	13,601
US$/EUR	Euro Forward purchases	68,885	1.4154	2010	1,186
Others		—	—	2010	(1,348)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	275,794	1.0342	2017	(2,818)

					10.621

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.

We designate for hedge accounting certain derivatives hedging particular financial liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are discharged to the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2010, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to $8.9 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2010.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.

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

According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

•

A fee of USD5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for: issuance of ADSs, including issuances resulting from a distribution of Shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

•	A fee of USD0.02 (or less) per ADSs for any cash distribution to ADS registered holders, excluding cash dividend.

•

As necessary, charges for taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or Share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes).

•	Registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw Shares.

•	Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and conversion of foreign currency.

•

A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been Shares and the Shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

•	As necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.

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

Fees payable by the Depositary to the Company

Fees incurred in 2010

For the year ended December 31, 2010, the Company received from the Depositary $2.25 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2010, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2010, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at: http://ir.tenaris.com/codeOfConduct.cfm.

Item 16.C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2010 and 2009 PWC served as the principal external auditor for the Company. Fees payable to PWC in 2010 and 2009 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2010	2009
Audit Fees	4,291	3,966
Audit-Related Fees	77	267
Tax Fees	161	129
All Other Fees	88	—

Total	4,617	4,362

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

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

Tax Fees

Fees paid for tax compliance professional services.

All Other Fees

Other fees paid to PWC include fees for the support in the implementation of certain information technology systems.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2010 or 2009.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2010, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

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

•

The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et. seq. of the Luxembourg law of August 10, 1915 on commercial companies (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

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

Our independent auditors for the fiscal year ended December 31, 2010 were PWC (acting, in connection with our annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, and in connection with our annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.). Our independent auditors are appointed annually for one-year terms. Following our recent corporate reorganization (see “Item 10. Additional Information – Taxation – Corporate Reorganization”), our audit committee recommended, and the annual shareholders’ meeting approved at a meeting held on June 1, 2011, that PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, be appointed as independent auditors for the year ending December 31, 2011, in connection with all of our annual accounts and financial statements.

Item 16.G.	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including among others, the law of August 10, 1915 on commercial companies and the law of January 11, 2008, implementing the European Union’s transparency directive) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believe that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our securities trade. The Company’s corporate governance practices may differ in non-material ways from the standards required by these exchanges that are not detailed here.

Non-management directors’ meetings.

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings and the Company does not have a set policy for these meetings. For additional information on board meetings, see Item 6.A. “Directors, Senior Management and Employees– Directors and Senior Management – Board of Directors”.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While the Company does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee.

Audit committee.

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. The Company’s articles of association currently require to have an audit committee composed of three members, of which at least two must be independent (as defined in the articles of association) and the Company’s audit committee complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee”.

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

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board to express such an opinion. In addition, the definition of “independent” under the rules of the exchanges on which the Company’s securities are listed differ in some non-material respects from the definition contained in its articles of association. For more information on independent directors committee see Item 6.A. “Directors, Senior Management and Employees– Directors and Senior Management – Board of Directors”.

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

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee. For more information on our audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee”.

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

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-60 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon *

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Item 16-F letter issued by Price Waterhouse & Co. S.R.L.

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2009 and 2008

29, Avenue de la Porte – Neuve – 3rd Floor

L – 2227 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

© 2011 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buenos Aires, Argentina

June 30, 2011

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Diego M. Niebuhr (Partner)
Diego M. Niebuhr

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

© 2011 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	Year ended December 31,
		2010	2009	2008
Continuing operations
Net sales	1	7,711,598	8,149,320	11,987,760
Cost of sales	1 & 2	(4,700,810)	(4,864,922)	(6,698,285)

Gross profit		3,010,788	3,284,398	5,289,475
Selling, general and administrative expenses	1 & 3	(1,515,870)	(1,473,791)	(1,787,952)
Other operating income	5 (i)	85,658	7,673	35,140
Other operating expenses	5 (ii)	(7,029)	(4,673)	(411,013)

Operating income		1,573,547	1,813,607	3,125,650
Interest income	6	32,855	30,831	48,711
Interest expense	6	(64,103)	(118,301)	(179,885)
Other financial results	6	(21,305)	(64,230)	(99,850)

Income before equity in earnings of associated companies and income tax		1,520,994	1,661,907	2,894,626
Equity in earnings of associated companies	7	70,057	87,041	89,423

Income before income tax		1,591,051	1,748,948	2,984,049
Income tax	8	(450,004)	(513,211)	(1,015,334)

Income for continuing operations		1,141,047	1,235,737	1,968,715

Discontinued operations
Result for discontinued operations	29	—	(28,138)	306,905

Income for the year		1,141,047	1,207,599	2,275,620

Attributable to:
Equity holders of the Company		1,127,367	1,161,555	2,124,802
Non-controlling interests		13,680	46,044	150,818

		1,141,047	1,207,599	2,275,620

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	0.95	0.98	1.80
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	1.91	1.97	3.60
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.95	1.00	1.49
Basic and diluted earnings per ADS (U.S. dollars per ADS)		1.91	2.00	2.99

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2010	2009	2008
Income for the year	1,141,047	1,207,599	2,275,620
Other comprehensive income:
Currency translation adjustment	108,184	357,511	(486,636)
Changes in the fair value of derivatives held as cash flow hedges	7,649	1,384	(8,513)
Share of other comprehensive income of associates:
- Currency translation adjustment	11,413	(1,302)	(51,004)
- Changes in the fair value of derivatives held as cash flow hedges	1,049	2,722	(6,044)
Income tax relating to components of other comprehensive income (*)	(3,316)	2,089	3,003

Other comprehensive income for the year, net of tax	124,979	362,404	(549,194)

Total comprehensive income for the year	1,266,026	1,570,003	1,726,426

Attributable to:
Equity holders of the Company	1,211,945	1,423,986	1,620,640
Non-controlling interests	54,081	146,017	105,786

	1,266,026	1,570,003	1,726,426

(*) Relates to Cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2010		At December 31, 2009
ASSETS
Non-current assets
Property, plant and equipment, net	10	3,780,580		3,254,587
Intangible assets, net	11	3,581,816		3,670,920
Investments in associated companies	12	671,855		602,572
Other investments	13	43,592		34,167
Deferred tax assets	21	210,523		197,603
Receivables	14	120,429	8,408,795	101,618	7,861,467

Current assets
Inventories	15	2,460,384		1,687,059
Receivables and prepayments	16	282,536		220,124
Current tax assets	17	249,317		260,280
Trade receivables	18	1,421,642		1,310,302
Available for sale assets	32	21,572		21,572
Other investments	19	676,224		579,675
Cash and cash equivalents	19	843,861	5,955,536	1,542,829	5,621,841

Total assets			14,364,331		13,483,308

EQUITY
Capital and reserves attributable to the Company’s equity holders			9,902,359		9,092,164
Non-controlling interests			648,221		628,672

Total equity			10,550,580		9,720,836

LIABILITIES
Non-current liabilities
Borrowings	20	220,570		655,181
Deferred tax liabilities	21	934,226		860,787
Other liabilities	22 (i)	193,209		192,467
Provisions	23 (ii)	83,922		80,755
Trade payables		3,278	1,435,205	2,812	1,792,002

Current liabilities
Borrowings	20	1,023,926		791,583
Current tax liabilities	17	207,652		306,539
Other liabilities	22 (ii)	233,590		192,190
Provisions	24 (ii)	25,101		28,632
Customer advances		70,051		95,107
Trade payables		818,226	2,378,546	556,419	1,970,470

Total liabilities			3,813,751		3,762,472

Total equity and liabilities			14,364,331		13,483,308

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	—	—	—	—	—	1,127,367	1,127,367	13,680	1,141,047

Currency translation adjustment	—	—	—	67,473	—	—	67,473	40,711	108,184
Hedge reserve, net of tax	—	—	—	—	4,643	—	4,643	(310)	4,333
Share of other comprehensive income of associates	—	—	—	11,413	1,049	—	12,462	—	12,462

Other comprehensive income for the year	—	—	—	78,886	5,692	—	84,578	40,401	124,979

Total comprehensive income for the year	—	—	—	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026

Acquisition and increase of non-controlling interests	—	—	—	—	(367)	—	(367)	(2,651)	(3,018)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(31,881)	(433,264)

Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	—	—	—	—	—	1,161,555	1,161,555	46,044	1,207,599

Currency translation adjustment	—	—	—	254,614	—	—	254,614	102,897	357,511
Hedge reserve, net of tax	—	—	—	—	6,397	—	6,397	(2,924)	3,473
Share of other comprehensive income of associates	—	—	—	(1,302)	2,722	—	1,420	—	1,420

Other comprehensive income for the year	—	—	—	253,312	9,119	—	262,431	99,973	362,404

Total comprehensive income for the year	—	—	—	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003

Acquisition and decrease of non-controlling interests	—	—	—	—	(783)	—	(783)	3,425	2,642
Change in equity reserves	—	—	—	—	21	—	21	—	21
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(46,086)	(553,717)

Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850

Income for the year	—	—	—	—	—	2,124,802	2,124,802	150,818	2,275,620

Currency translation adjustment	—	—	—	(438,824)	—	—	(438,824)	(47,812)	(486,636)
Hedge reserve, net of tax	—	—	—	—	(8,290)	—	(8,290)	2,780	(5,510)
Share of other comprehensive income of associates	—	—	—	(51,004)	(6,044)	—	(57,048)	—	(57,048)

Other comprehensive income for the year	—	—	—	(489,828)	(14,334)	—	(504,162)	(45,032)	(549,194)

Total comprehensive income for the year	—	—	—	(489,828)	(14,334)	2,124,802	1,620,640	105,786	1,726,426

Acquisition and decrease of non-controlling interests	—	—	—	—	(1,742)	—	(1,742)	(16,843)	(18,585)
Dividends paid in cash	—	—	—	—	—	(448,604)	(448,604)	(87,200)	(535,804)

Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2009 and 2008 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2010	2009	2008
Cash flows from operating activities
Income for the year		1,141,047	1,207,599	2,275,620
Adjustments for:
Depreciation and amortization	10 & 11	506,902	504,864	532,934
Income tax accruals less payments	28 (ii)	(57,979)	(458,086)	(225,038)
Equity in earnings of associated companies	7	(70,057)	(86,179)	(89,556)
Interest accruals less payments, net	28 (iii)	17,700	(24,167)	55,492
Income from disposal of investment and other		—	—	(394,323)
Changes in provisions		(364)	(7,268)	783
Impairment (reversal) charge	5	(67,293)	—	502,899
Changes in working capital	28 (i)	(644,050)	1,737,348	(1,051,632)
Other, including currency translation adjustment		44,914	189,837	(142,174)

Net cash provided by operating activities		870,820	3,063,948	1,465,005

Cash flows from investing activities
Capital expenditures	10 & 11	(847,316)	(460,927)	(443,238)
Acquisitions of subsidiaries and associated companies		(302)	(64,029)	—
Proceeds from the sale of pressure control business (*)	29	—	—	1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets		9,290	16,310	17,161
Dividends and distributions received from associated companies	12	14,034	11,420	15,032
Investments in short terms securities		(96,549)	(533,812)	41,667
Other		—	—	(3,428)

Net cash (used in) provided by investing activities		(920,843)	(1,031,038)	740,999

Cash flows from financing activities
Acquisitions of non-controlling interests	27	(3,018)	(9,555)	(18,585)
Dividends paid		(401,383)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(31,881)	(46,086)	(87,200)
Proceeds from borrowings		647,608	631,544	1,087,649
Repayments of borrowings		(862,921)	(2,096,925)	(2,122,268)

Net cash used in financing activities		(651,595)	(2,028,653)	(1,589,008)

(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996

Movement in cash and cash equivalents
At the beginning of the year		1,528,707	1,525,022	954,303
Effect of exchange rate changes		(6,924)	9,124	(46,277)
Decrease in cash due to deconsolidation	32	—	(9,696)	—
(Decrease) increase in cash and cash equivalents		(701,618)	4,257	616,996

At December 31,	28 (iv)	820,165	1,528,707	1,525,022

(*)	Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value by hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Corporate reorganization
E	Accounting for derivative financial instruments and hedging activities	34	Fees paid to the Company’s principal accountant
		35	Subsequent events

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

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

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2011.

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

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards effective in 2010 and relevant for Tenaris

•	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued IFRS 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

A	Basis of presentation (Cont.)

(1)	New and amended standards effective in 2010 and relevant for Tenaris (Cont.)

•	IAS 27 Revised, “Consolidated and separate financial statements”

This revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. This amendment has no material effect on the Company’s financial condition and results of operations.

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

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

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

The Company’s management has not yet assessed the potential impact that the application of IFRS 9 will have on the Company’s financial statements.

•	Improvements to International Financial Reporting Standards

In May 2010, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after January 1, 2011. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since these improved standards are not yet adopted by the EU.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

B	Group accounting (Cont.)

(1)	Subsidiaries (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

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

Associates are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified in acquisition, net of any accumulated impairment loss.

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

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, “Investments in Associates”. At December 31, 2010, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2010, 2009 and 2008, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

C	Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but particularly also factors such as the nature of the products and services, the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and certain other industrial applications with a production process that consists in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally done to the end user customers, with exports being done through a centrally managed global distribution network and domestic sales done, through local subsidiaries.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including SAW process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through the local subsidiaries. Each order involves the delivery of significant volumes of products in stages through an extended period of time.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

D	Foreign currency translation (Cont.)

(1)	Functional and presentation currency (Cont.)

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

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

E	Property, plant and equipment (Cont.)

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

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-30 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2010.

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

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

F	Intangible assets (Cont.)

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks amounts to $89.7 million and $88.0 million at December 31, 2010 and 2009 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2010, 2009 and 2008 totaled $61.8 million, $62.7 million and $77.3 million, respectively.

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

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

G	Impairment of non financial assets (Cont.)

For purposes of calculating the fair value less costs to sell Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships (see Note 5).

In 2010 and 2009, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified. In 2008, Tenaris identified the presence of impairment indicators in certain CGUs and, accordingly, carried out impairment tests (see Note 5 “Other operating items — Impairment charge” for the related disclosures of the CGU’s impairment tests) and Note 11 “Intangible assets, net” for a detail of the different impairment tests for goodwill.

H	Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

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

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities. For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2010, 2009 and 2008 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26).

M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized costs.

N	Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized in the Consolidated Statement of Other Comprehensive Income. In this case, the tax is also recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

N	Current and Deferred income tax (Cont.)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O	Employee benefits

(a)	Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

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

The liability recognized in the Consolidated Statement of Financial Position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting year less the fair value of plan assets together with adjustments for unrecognized past-service costs and unrecognized actuarial gains and losses. The present value of the defined benefit pension obligation is calculated, at least at each year-end by independent advisors using the projected unit credit method based on actuarial calculations provided by independent advisors.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

O	Employee benefits (Cont.)

(d)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $40.4 million and $27.6 million at December 31, 2010 and 2009, respectively. As of December 31, 2010, and 2009 Tenaris has recorded a total liability of $33.5 million and $19.6 million, respectively, based on actuarial calculations provided by independent advisors.

P	Employees’ statutory profit sharing

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

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

S	Revenue recognition (Cont.)

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.2%, 0.7% and 1.7% as of December 31, 2010, 2009 and 2008, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

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

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprises mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.

•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: See Note 32

•	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For each foreign currency’s net exposure, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A.	Financial Risk Factors

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.11 as of December 31, 2010, in comparison with 0.13 as of December 31, 2009. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) exposed to foreign exchange risk as of December 31, 2010.

(all amounts in thousands of U.S. dollars)	Exposure
Brazilian real / U.S. dollar	304,229
Mexican Peso / U.S. dollar	177,227
Euro / U.S. dollar	(113,836)
Argentine Peso / U.S. dollar	(74,440)
Canadian dollar / U.S. dollar	(68,195)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

A.	Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Brazilian real / U.S. dollar.

Consists primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $2.7 million, which would be to a large extent offset by changes to Tenaris’ net equity position. Tenaris has also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain anticipated sales denominated in Brazilian real, which could add a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

•	Mexican peso / U.S. dollar.

Consists primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would generate a pre-tax gain / loss of $2.0 million. Additionally Tenaris has Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency is the Mexican peso, that could offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

•	Euro / U.S. dollar.

Consists primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency is the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would generate a pre-tax gain / loss of $1.1 million, which would be to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2010 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $3.6 million. For balances held as of December 31, 2009, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $12.6 million (including a non material effect due to foreign exchange derivative contracts), partially offset by changes to the net equity position of $8.3 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2010 has an estimated outstanding amount of approximately $228 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would result in a maximum pre-tax gain / loss of approximately $2.2 million and $2.4 million as of December 31, 2010 and 2009 respectively.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2010		2009
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	632,766	51%	287,738	20%
Variable rate	611,730	49%	1,159,026	80%

Total	1,244,496		1,446,764

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.5 million in 2010 and $20.2 million in 2009. These results exclude the effect of existing interest rate swaps.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

A.	Financial Risk Factors (Cont.)

(iii)	Interest rate risk (Cont.)

In order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives are designated for hedge accounting. Interest differentials earned on these contracts are recorded to on the interest expenses line at the same pace that interests are accrued on the underlying debt, thus discharging the equity reserve. The outstanding amount of interest rate swaps (notional of $350 million) expires between April and June, 2011 and Tenaris has already fixed the reference rate for the remaining period.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million and $10.1 million would have been recorded in 2010 and 2009, partially offsetting the losses to Tenaris’s borrowings estimated above.

Tenaris estimates that the impact of a decrease of 100 basis points in the reference interest rates on the outstanding interest rate derivatives with all other variables held constant, would not have an impact in the equity reserve in 2010 as compared with an impact of $3.3 million for 2009.

Tenaris exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $9.4 million in 2010 and $12.5 million in 2009, helping offset the net losses to Tenaris’s borrowing costs.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company actively monitors the creditworthiness of its treasury and derivative counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2010 and 2009.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2010 trade receivables amount to $1,421.6 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $137.2 million, credit insurance of $475.8 million and other guarantees of $2.7 million.

As of December 31, 2010 trade receivables amounting to $246.0 million were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $20.8 million as of December 31, 2010. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 92.9% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2010, in comparison with more than 97.5% as of December 31,2009.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

A.	Financial Risk Factors (Cont.)

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2010, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2010 and 2009, U.S. dollar denominated liquid assets represented around 84% and 82% of total liquid financial assets respectively. Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 10.6% of total assets at the end of 2010 compared to 15.8% at the end of 2009.

B.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2010
Assets as per statement of financial position
Derivative financial instruments	31,537	—	—	31,537
Trade receivables	—	1,421,642	—	1,421,642
Other receivables	—	115,469	—	115,469
Available for sale assets	—	—	21,572	21,572
Other investments	719,816	—	—	719,816
Cash and cash equivalents	843,861	—	—	843,861

Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	—	1,244,496	1,244,496
Derivative financial instruments	11,972	—	11,972
Trade and other payables (*)	—	852,678	852,678

Total	11,972	2,097,174	2,109,146

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2009
Assets as per statement of financial position
Derivative financial instruments	16,873	—	—	16,873
Trade receivables	—	1,310,302	—	1,310,302
Other receivables	—	102,348	—	102,348
Available for sale assets	—	—	21,572	21,572
Other investments	613,842	—	—	613,842
Cash and cash equivalents	1,542,829	—	—	1,542,829

Total	2,173,544	1,412,650	21,572	3,607,766

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

B.	Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2009
Liabilities as per statement of financial position
Borrowings	—	1,446,764	1,446,764
Derivative financial instruments	23,990	—	23,990
Trade and other payables (*)	—	596,897	596,897

Total	23,990	2,043,661	2,067,651

(*)	The maturity of most of trade payables is of one year or less.

C.	Fair value by hierarchy

Effective 1 January 2009, Tenaris adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value at 31 December 2010 and 2009.

	Level 1	Level 2	Level 3	Total
December 31, 2010
Assets
Cash and cash equivalents	843,861	—	—	843,861
Other investments	540,298	163,347	16,171	719,816
Foreign exchange derivatives contracts	—	28,259	—	28,259
Embedded derivative (See Note 25)	—	—	3,278	3,278
Available for sale assets (**)	—	—	21,572	21,572

Total	1,384,159	191,606	41,021	1,616,786

Liabilities
Foreign exchange derivatives contracts	—	6,613	—	6,613
Interest rate derivatives financial instruments	—	5,359	—	5,359

Total	—	11,972	—	11,972

	Level 1	Level 2	Level 3	Total
December 31, 2009
Assets
Cash and cash equivalents	1,542,829	—	—	1,542,829
Other investments	456,209	146,948	10,685	613,842
Foreign exchange derivatives contracts	—	16,873	—	16,873
Available for sale assets (**)	—	—	21,572	21,572

Total	1,999,038	163,821	32,257	2,195,116

Liabilities
Foreign exchange derivatives contracts	—	3,434	—	3,434
Interest rate derivatives financial instruments	—	17,738	—	17,738
Embedded derivative (See Note 25)	—	—	2,818	2,818

Total	—	21,172	2,818	23,990

(**)	For further detail regarding Available for sale assets, see Note 32.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

C.	Fair value by hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in level 1 and comprise primarily corporate and sovereign debt securities.

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

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2010	2009
	Assets / Liabilities
Net assets (liabilities) at the beginning of the year	29,439	(11,030)
Available for sale assets	—	11,578
Gain for the year	6,002	27,771
Reclassifications	5,603	1,000
Currency translation adjustment	(23)	120

Net assets at the end of the year	41,021	29,439

D.	Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under loans and receivables and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.5% of its carrying amount including interests accrued in 2010 as compared with 99.0% in 2009. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2010 and 0.1% in 2009. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

E.	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of a particular risk associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2010, the effective portion of designated cash flow hedges amounts to $8.9 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	—	7,711,598	—
Cost of sales	(3,975,935)	(286,415)	(438,460)	—	(4,700,810)	—

Gross profit	2,700,494	142,356	167,938	—	3,010,788	—
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	—	(1,515,870)	—
Other operating income (expenses), net	68,601	1,817	8,211	—	78,629	—

Operating income	1,403,338	63,688	106,521	—	1,573,547	—
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	—
Segment liabilities	3,453,083	259,691	100,977	—	3,813,751	—
Capital expenditures	799,724	42,740	4,852	—	847,316	—
Depreciation and amortization	471,717	19,843	15,342	—	506,902	—
Impairment reversal	67,293	—	—	—	67,293	—

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	—	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	—	(4,864,922)	(31,866)

Gross profit	2,901,034	282,310	101,054	—	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	—	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	—	3,000	(179)

Operating income	1,576,842	208,634	28,131	—	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	—
Segment liabilities	3,463,294	234,549	64,629	—	3,762,472	—
Capital expenditures	425,545	30,820	4,562	—	460,927	—

Depreciation and amortization	464,841	18,593	21,403	—	504,837	27

Year ended December 31, 2008
Net sales	10,010,066	1,270,915	706,779	—	11,987,760	242,464
Cost of sales	(5,300,257)	(883,534)	(514,494)	—	(6,698,285)	(158,616)

Gross profit	4,709,809	387,381	192,285	—	5,289,475	83,848
Selling, general and administrative expenses	(1,549,466)	(136,923)	(101,563)	—	(1,787,952)	(44,858)
Other operating income (expenses), net	(333,302)	(1,415)	(41,156)	—	(375,873)	(109,770)

Operating income	2,827,041	249,043	49,566	—	3,125,650	(70,780)
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	—
Segment liabilities	5,860,736	377,497	160,592	—	6,398,825	—
Capital expenditures	412,298	17,284	13,656	—	443,238	3,429

Depreciation and amortization	481,953	20,084	22,426	—	524,463	17,436
Impairment charge	354,905	—	39,347	—	394,252	108,647

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $204,478, $113,408 and $191,036 in 2010, 2009 and 2008, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	—	7,711,598	—
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	—
Trade receivables	430,184	332,263	315,443	259,434	84,318	—	1,421,642	—
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	—	3,780,580	—
Capital expenditures	561,782	123,586	130,232	20,839	10,877	—	847,316	—

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	—	506,902	—

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	—	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	—
Trade receivables	344,548	361,976	235,708	327,924	40,146	—	1,310,302	—
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	—	3,254,587	—
Capital expenditures	261,781	99,521	68,394	5,580	25,651	—	460,927	—

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	—	504,837	27

Year ended December 31, 2008
Net sales	4,809,330	2,815,578	1,824,684	1,810,695	727,473	—	11,987,760	242,464
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	—
Trade receivables	786,867	432,987	379,794	386,786	136,862	—	2,123,296	—
Property, plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	—	2,982,871	—
Capital expenditures	159,990	141,174	101,050	6,705	34,319	—	443,238	3,429

Depreciation and amortization	298,240	99,261	111,040	1,246	14,676	—	524,463	17,436

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador, Peru and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Algeria, Egypt, Kazakhstan, Kuwait, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally Australia, China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2010 and 2009 (See Note 32).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Inventories at the beginning of the year	1,687,059	3,091,401	2,598,856
Plus: Charges of the year
Raw materials, energy, consumables and other	3,690,900	1,948,596	5,430,147
Increase in inventory due to business combinations	—	53,541	—
Services and fees	329,687	240,346	395,104
Labor cost	941,375	737,883	927,132
Depreciation of property, plant and equipment	290,299	263,634	282,407
Amortization of intangible assets	3,351	2,813	2,170
Maintenance expenses	174,966	145,413	203,207
Provisions for contingencies	—	1,984	12
Allowance for obsolescence	(34,522)	89,041	(2,055)
Taxes	7,121	6,799	8,655
Other	70,958	46,122	102,667

	5,474,135	3,536,172	7,349,446
Deconsolidation / Transfer to assets held for sale	—	(43,726)	—
Less: Inventories at the end of the year	(2,460,384)	(1,687,059)	(3,091,401)

	4,700,810	4,896,788	6,856,901
From Discontinued operations	—	(31,866)	(158,616)

	4,700,810	4,864,922	6,698,285

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Services and fees	207,427	207,202	214,010
Labor cost	454,127	407,235	447,150
Depreciation of property, plant and equipment	12,506	14,524	12,096
Amortization of intangible assets	200,746	223,893	245,226
Commissions, freight and other selling expenses	420,417	368,451	571,823
Provisions for contingencies	26,430	33,880	37,101
Allowances for doubtful accounts	(17,361)	13,837	13,823
Taxes	120,591	114,976	167,686
Other	90,987	99,333	123,895

	1,515,870	1,483,331	1,832,810
From Discontinued operations	—	(9,540)	(44,858)

	1,515,870	1,473,791	1,787,952

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Wages, salaries and social security costs	1,359,994	1,113,757	1,347,667
Employees’ severance indemnity	12,850	13,436	19,168
Pension benefits - defined benefit plans	8,795	8,734	8,161
Employee retention and long term incentive program	13,863	9,191	(714)

	1,395,502	1,145,118	1,374,282
From Discontinued operations	—	(23,024)	(55,835)

	1,395,502	1,122,094	1,318,447

At the year-end, the number of employees was 25,422 in 2010, 22,591 in 2009 and 23,873 in 2008.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2010	2009	2008
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	9,810	76	10,511
	Net income from other sales	1,955	2,130	23,704
	Net rents	2,793	3,538	1,971
	Impairment reversal (1)	67,293	—	—
	Other	3,807	1,750	—

		85,658	7,494	36,186
	From Discontinued operations	—	179	(1,046)

		85,658	7,673	35,140

(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	3,304	2,758	2,871
	Provisions for legal claims and contingencies	2,741	—	(22)
	Loss on fixed assets and material supplies disposed / scrapped	352	27	461
	Loss from natural disasters	—	—	1,743
	Allowance for doubtful receivables	632	1,888	(184)
	Losses on prepayment to suppliers	—	—	3,830
	Impairment charge (2)	—	—	502,899
	Other	—	—	10,231

		7,029	4,673	521,829
	From Discontinued operations	—	—	(110,816)

		7,029	4,673	411,013

(1) Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there has been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris use the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expects that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill (see Note 11). The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

The Company has increased the carrying amount of the Customer Relationships by $67.3 million to its recoverable amount which in accordance with IAS 36 is the one that would have been determined (net of amortization) had no impairment loss been recognized for the asset in the year 2008. In addition, the Company recognized the respective deferred tax effect of $16.9 million in Income tax in the Consolidated Income Statement.

(2) Impairment charge

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

5	Other operating items (Cont.)

Impairment charge (Cont.)

These impairment charges primarily arose in connection with Tenaris’s operations in the United States and Canada, mainly due to recessionary environment, the abrupt decline in oil and gas prices, and its impact on drilling activity and therefore on demand for OCTG products. In particular, the main factors that precipitated the impairment charges in the United States and Canada were the steep reduction in the average number of active oil and drilling rigs, or rig count, in these markets, which are sensitive to North American gas prices and the worldwide financial and economic crisis. In 2008, North American gas prices rose rapidly during the first half of the year, peaking in excess of $12 per million BTU, before falling even more steeply to levels below $4 per million BTU. This collapse in North American gas prices had an immediate effect on the U.S. and Canadian rig counts. The rig count in the United States, which is more sensitive to North American gas prices, increased 6% in 2008, compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 (a 20% decrease over that period); by the end of March 2009, rig count in the United States had fallen to 1,039, an additional 36% decrease. This decrease in drilling activity and the high level of inventories put downward pressure on the tubes price. Accordingly, in December 2008, the Company expected that the decrease in apparent demand of OCTG products in North America would continue, due to the decline in oil and gas drilling activity and its customers’ efforts to reduce inventories.

In the case of the Prudential CGU impairment, the Company allocated the impairment charge to goodwill and before the pro rata allocation, the Company (based on third-party appraisals made in connection with the acquisition of Maverick Tube Corporation in October 2006) determined that the carrying amount of Prudential’s property, plant and equipment approximated its fair value; while the Company considered that the fair value of Prudential’s customer relationships could have suffered a decrease due to the deterioration of the market conditions and the change in the competitive environment. Accordingly, following the guidance in paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU ($68.1 million) to customer relationships.

Tenaris’s Venezuelan operations, currently nationalized and consequently disclosed as discontinued operations, also contributed to the 2008 impairment charge. Although during the first half of 2008 most of the business indicators of the Venezuelan subsidiaries were favorable, in the second half of the year the steep decline in the prices of raw materials affected the operations of Matesi, a hot-briquetted iron producer; and the lower investments in drilling activity in Venezuela led to a decline in the projected sales in Tavsa. Also, the operating disruptions at the production facilities of each of Tenaris former subsidiaries, Matesi and Tavsa, precipitated this impairment charge.

At December 31, 2008, the carrying value of the total remaining assets (in thousand of U.S. dollars) of the impaired businesses was:

	Total Assets before impairment	Impairment	Total Assets after impairment (*)
Oil Country Tubular Goods (“OCTG”)	2,506,332	(192,707)	2,313,625
Prudential	736,772	(138,466)	598,306
Coiled Tubing	259,722	(23,732)	235,990
Electric Conduits	250,106	(39,347)	210,759

Total U.S. and Canadian Operations	3,752,932	(394,252)	3,358,680

Venezuelan Operations	266,758	(108,647)	158,111

Total	4,019,690	(502,899)	3,516,791

(*)	These amounts include total assets of the operation (e.g. short and long lived assets), including goodwill and other intangible assets at December 31, 2008.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

6	Financial results

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Interest income	32,855	30,986	49,114
Interest expense (*)	(64,103)	(121,881)	(185,851)

Interest net	(31,248)	(90,895)	(136,737)
Net foreign exchange transaction results	(26,581)	(73,015)	(120,515)
Foreign exchange derivatives contracts results (**)	7,183	10,467	35,993
Other	(1,907)	(2,564)	(19,738)

Other financial results	(21,305)	(65,112)	(104,260)

Net financial results	(52,553)	(156,007)	(240,997)
From Discontinued operations	—	4,307	9,973

	(52,553)	(151,700)	(231,024)

Items included in this note for the years 2009 and 2008 differs from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

(*) Includes losses on interest rate swaps of $15.6 million, $21.7 million and $9.7 million, in 2010, 2009 and 2008, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June 2009, and expires between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes gains on identified embedded derivatives of $6.1 million, $27.9 million and a loss of $40.7 million for 2010, 2009 and 2008, respectively.

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
From associated companies	70,553	87,159	89,556
Loss on sale of associated companies and other	(496)	(980)	—

	70,057	86,179	89,556
From Discontinued operations	—	862	(133)

	70,057	87,041	89,423

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Current tax	395,183	541,818	1,255,759
Deferred tax	58,848	(32,962)	(244,331)

	454,031	508,856	1,011,428
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704

	450,004	513,153	1,022,132
From Discontinued operations	—	58	(6,798)

	450,004	513,211	1,015,334

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

8	Income tax (Cont.)

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2010	2009	2008
Income before income tax	1,591,051	1,748,948	2,984,049

Tax calculated at the tax rate in each country	440,882	525,844	918,200
Non taxable income / Non deductible expenses (b)	(2,948)	(25,760)	85,950
Changes in the tax rates	(17)	837	(4,476)
Effect of currency translation on tax base (a)	(4,027)	4,297	10,704
Effect of taxable exchange differences	16,185	8,906	8,878
Utilization of previously unrecognized tax losses	(71)	(913)	(3,922)

Tax charge	450,004	513,211	1,015,334

(a)	Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

(b)	Includes the effect of the impairment charge for 2008.

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2010	2009	2008
Net income attributable to equity holders	1,127,367	1,161,555	2,124,802
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.95	0.98	1.80
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.91	1.97	3.60

Dividends paid	(401,383)	(507,631)	(448,604)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.43	0.38
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.86	0.76

Result for discontinued operations attributable to equity holders	—	(16,454)	361,442
Basic and diluted earnings per share (U.S. dollars per share)	—	(0.01)	0.31
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	—	(0.03)	0.61

(*)	Each ADS equals to two shares

On November 4, 2010, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 25, 2010, with an ex-dividend date of November 22, 2010.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

9	Earnings and dividends per share (Cont.)

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS), or approximately $153 million. The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

10	Property, plant and equipment, net

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2010
Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	—	(1,476)	(33,674)
Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)

Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	—	12,808	4,633,395
Translation differences	4,337	4,704	1,470	—	(440)	10,071
Depreciation charge	22,697	256,182	22,483	—	1,443	302,805
Transfers / Reclassifications	(225)	103	189	—	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	—	(142)	(24,415)

Accumulated at the end of the year	210,139	4,551,800	146,315	—	13,530	4,921,784

At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2009
Cost
Values at the beginning of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531
Translation differences	30,682	155,286	8,091	13,967	1,795	209,821
Additions	2,741	3,613	1,194	427,170	5,749	440,467
Disposals / Consumptions	(3,358)	(10,591)	(3,750)	—	(7,850)	(25,549)
Increase due to business acquisitions	12,083	11,507	46	487	—	24,123
Transfers / Reclassifications	31,603	194,760	(12,859)	(218,954)	2,886	(2,564)
Deconsolidation / Transfers to Available for sale assets	(4,435)	(137,874)	(793)	(7,508)	(5,237)	(155,847)

Values at the end of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982

Depreciation and impairment
Accumulated at the beginning of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
Translation differences	9,419	84,364	6,684	—	252	100,719
Depreciation charge	19,350	232,927	24,529	—	1,352	278,158
Transfers / Reclassifications	194	1,183	(1,377)	—	—	—
Disposals / Consumptions	(33)	(7,884)	(2,420)	—	(18)	(10,355)
Deconsolidation / Transfer to Available for sale assets	(3,550)	(135,809)	(584)	(7,200)	(2,644)	(149,787)

Accumulated at the end of the year	183,823	4,310,819	125,945	—	12,808	4,633,395

At December 31, 2009	574,666	2,144,305	61,612	451,019	22,985	3,254,587

Property, plant and equipment include capitalized interests for net amounts at December 31, 2010 and 2009 of $3,388 (out of which $1,390 were capitalized during the year 2010) and $3,371, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

11	Intangible assets, net

	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Year ended December 31, 2010
Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	—	—	27,500
Transfers / Reclassifications	2,513	(685)	—	—	1,828
Disposals	(21,851)	(1,374)	—	—	(23,225)

Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	—	153,986	204,097
Transfers / Reclassifications	541	(500)	—	—	41
Impairment reversal	—	—	—	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	—	—	(23,194)

Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843

At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816

	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Year ended December 31, 2009
Cost
Values at the beginning of the year	203,612	495,657	2,130,799	1,975,254	4,805,322
Translation differences	6,679	3,170	11,963	70,418	92,230
Additions	20,385	75	—	—	20,460
Deconsolidation / Transfers to Available for sale assets	(430)	—	—	—	(430)
Transfers / Reclassifications	2,564	—	—	—	2,564
Disposals	(626)	(583)	—	—	(1,209)

Values at the end of the year	232,184	498,319	2,142,762	2,045,672	4,918,937

Amortization and impairment
Accumulated at the beginning of the year	133,974	130,167	325,440	388,754	978,335
Translation differences	5,713	204	12,652	24,500	43,069
Amortization charge	20,815	54,736	—	151,155	226,706
Disposals	(56)	(37)	—	—	(93)

Accumulated at the end of the year	160,446	185,070	338,092	564,409	1,248,017

At December 31, 2009	71,738	313,249	1,804,670	1,481,263	3,670,920

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2010 and 2009.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

11	Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2010, was as follows:

(All amounts in million US Dollar)

As of December 31,2010	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5				721.5
Tamsa (Hydril and other)		345.9	19.4		365.3
Siderca (Hydril and other)		265.0	93.3		358.3
Hydril		309.0			309.0
Electric Conduits				45.8	45.8
Coiled Tubing	4.0				4.0
Other			0.8		0.8

Total	725.5	919.9	113.5	45.8	1,804.7

Impairment tests

In 2010 and 2009, the CGU’s shown in the previous table (which contain goodwill) were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal. No other CGU was tested for impairment in 2010 and 2009 as no impairment indicators were identified. In 2008, Venezuelan Operations CGU was also tested for impairment as Tenaris identified the presence of impairment indicators.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2010, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.2% of total goodwill.

The value-in-use was used to determine the recoverable amount for all the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill.

Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities. The main key assumptions, shared by all four CGUs are oil and natural gas prices evolution and the level of drilling activity. Tenaris uses the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. In the case of the OCTG CGU, these assumptions are mainly related to the U.S. market. In the case of Tamsa CGU and Siderca CGU, assumptions are mainly related to the countries where they are located, Mexico and Argentina respectively, and to the international markets as both facilities export a large amount of their production. Regarding Hydril CGU, assumptions are mainly related to the worldwide market.

In addition, key assumptions for OCTG CGU, Tamsa CGU and Siderca CGU also include raw materials costs as their production process consists on the transformation of steel into pipes. In the case of Tamsa CGU and Siderca CGU, steel comes from their own steel shops, therefore they consume steelmaking raw materials (e.g., iron ore and metal scrap). In the case of OCTG CGU, the main raw material is hot rolled steel coils. In the case of Hydril CGU, raw material costs are negligible.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2010, the discount rates used were in a range between 9% and 13%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

11	Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by US$130 million as of December 31, 2010. The main factors that could result in impairment charges in future periods would be an increase in the discount rate/decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors discussed in 2008, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 6%, a fall in growth rate to 1% or a rise in discount rate of 60 basis points would remove the remaining headroom.

As of December 31, 2010, no cumulative amount of recognized impairment charges are subject to reversal.

2009 Impairment Test

For the 2009 impairment tests, Tenaris considered that the activity levels would continue to recover, with better competitive conditions, and the rig counts and oil and gas prices in North America would be higher than those of 2008. Accordingly, no impairment charge was recorded in 2009 financial statements. The discount rates used for these tests were in a range between 10% and 13%, based on Tenaris’s weighted average cost of capital taking into account the industry, the country and the size of the business.

12	Investments in associated companies

	Year ended December 31,
	2010	2009
At the beginning of the year	602,572	527,007
Translation differences	11,413	(1,302)
Equity in earnings of associated companies	70,553	87,159
Dividends and distributions received	(14,034)	(11,420)
Transfer to Available for sale assets	—	(1,615)
Acquisitions	302	—
Increase in equity reserves in Ternium	1,049	2,743

At the end of the year	671,855	602,572

The principal associated companies are:

	Country of	Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	incorporation	2010	2009	2010	2009
Ternium S.A.	Luxembourg	11.46%	11.46%	651,361	584,389
Others	—	—	—	20,494	18,183

				671,855	602,572

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2010	2009
Non-current assets	5,579,438	5,250,135
Current assets	5,532,893	5,042,538

Total assets	11,112,331	10,292,673

Non-current liabilities	2,540,594	2,872,667
Current liabilities	1,555,636	1,158,767

Total liabilities	4,096,230	4,031,434

Non-controlling interests	1,135,361	964,897
Revenues	7,382,004	4,958,983
Gross profit	1,716,750	848,613
Income from discontinued operations	—	428,023
Net income for the year attributable to equity holders of the company	622,076	717,400

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

13	Other investments – non current

	Year ended December 31,
	2010	2009
Deposits with insurance companies	27,421	23,482
Investments in other companies	2,474	2,496
Others	13,697	8,189

	43,592	34,167

14	Receivables – non current

	Year ended December 31,
	2010	2009
Government entities	3,667	4,666
Employee advances and loans	14,631	13,682
Tax credits	18,220	17,575
Receivables from related parties	930	375
Receivables on off- take contract	165	104
Legal deposits	26,687	22,545
Advances to suppliers and other advances	35,530	25,181
Derivative financial instruments	1,853	—
Other	22,552	22,215

	124,235	106,343
Allowances for doubtful accounts (see Note 23 (i))	(3,806)	(4,725)

	120,429	101,618

15	Inventories

	Year ended December 31,
	2010	2009
Finished goods	890,313	715,906
Goods in process	576,092	353,367
Raw materials	443,265	297,834
Supplies	429,409	378,876
Goods in transit	272,744	125,847

	2,611,823	1,871,830
Allowance for obsolescence (See Note 24 (i))	(151,439)	(184,771)

	2,460,384	1,687,059

16	Receivables and prepayments

	Year ended December 31,
	2010	2009
Prepaid expenses and other receivables	58,176	55,473
Government entities	7,190	11,739
Employee advances and loans	19,479	14,380
Advances to suppliers and other advances	54,048	15,894
Government tax refunds on exports	30,130	35,379
Receivables from related parties	35,153	16,561
Derivative financial instruments	29,684	16,873
Miscellaneous	55,250	60,769

	289,110	227,068
Allowance for other doubtful accounts (see Note 24 (i))	(6,574)	(6,944)

	282,536	220,124

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

17	Current tax assets and liabilities

	Year ended December 31,
	2010	2009
Current tax assets
V.A.T. credits	126,214	78,925
Prepaid taxes	123,103	146,524
Carry-backs	—	34,831

	249,317	260,280

	Year ended December 31,
	2010	2009
Current tax liabilities
Income tax liabilities	108,744	202,111
V.A.T. liabilities	24,384	33,382
Other taxes	74,524	71,046

	207,652	306,539

18	Trade receivables

	Year ended December 31,
	2010	2009
Current accounts	1,410,235	1,341,942
Receivables from related parties	32,235	8,532

	1,442,470	1,350,474
Allowance for doubtful accounts (see Note 24 (i))	(20,828)	(40,172)

	1,421,642	1,310,302

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951

Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	—	(4,202)	(16,626)

Net Value	1,421,642	1,175,620	232,213	13,809

At December 31, 2009
Guaranteed	588,935	479,352	98,074	11,509
Not guaranteed	761,539	556,805	163,344	41,390

Guaranteed and not guaranteed	1,350,474	1,036,157	261,418	52,899
Allowance for doubtful accounts	(40,172)	—	(183)	(39,989)

Net Value	1,310,302	1,036,157	261,235	12,910

No material financial assets that are fully performing have been renegotiated in the last year.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2010	2009
Other investments
Financial debt instruments and time deposits	676,224	579,675

Cash and cash equivalents
Cash at banks	174,167	176,121
Liquidity funds	361,999	1,068,853
Short – term investments	307,695	297,855

Cash and cash equivalents	843,861	1,542,829

20	Borrowings

	Year ended December 31,
	2010	2009
Non-current
Bank borrowings	222,596	663,256
Other loans	402	220
Finance lease liabilities	260	407
Costs of issue of debt	(2,688)	(8,702)

	220,570	655,181
Current
Bank borrowings	997,378	771,024
Other loans, including related companies	4,729	9,074
Bank overdrafts	23,696	14,122
Finance lease liabilities	163	179
Costs of issue of debt	(2,040)	(2,816)

	1,023,926	791,583

Total Borrowings	1,244,496	1,446,764

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	—	—	—	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073

Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	—	—	—	—	—	5,359

Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*)	Includes the effect of hedge accounting.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

20	Borrowings (Cont.)

Significant borrowings include:

	In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
October 2006	Tamsa	Syndicated	700.0	155.6	October 2011 (*)
May 2007	Hydril	Syndicated	300.0	100.0	May 2012 (*)
June 2008	Dalmine	Bilateral	150.0	125.0	June 2013
October 2006	Dalmine	Syndicated	150.0	33.3	October 2011 (*)

(*)	The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2010, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2010 and 2009 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2010	2009
Total borrowings	4.08%	4.02%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	155,356	589,319
BRL	Fixed	55,059	52,688
Others	Variable	7,284	9,120
Others	Fixed	2,871	4,054

Total non current borrowings		220,570	655,181

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2010	2009
Property, plant and equipment mortgages	127,564	167,357

Tenaris’ consolidated debt includes $21.5 million of Dalmine secured by certain of its properties.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2010	2009
USD	Variable	384,644	470,408
ARS	Fixed	342,614	230,141
MXN	Fixed	200,174	—
EUR	Variable	37,817	76,028
USD	Fixed	34,451	6,449
Others	Variable	17,657	1,844
Others	Fixed	6,569	6,713

Total current borrowings		1,023,926	791,583

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	663,184	663,515
Translation differences	6,812	9,991
Deconsolidation / Transfer to held for sale	—	24,250
Charged directly to Other Comprehensive Income	2,105	(5,684)
Income statement charge / (credit)	58,848	(32,962)
Effect of currency translation on tax base	(4,027)	4,297
Deferred employees’ statutory profit sharing charge	(3,219)	(223)

At the end of the year	723,703	663,184

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	—	—	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504

At December 31,2010	373,759	31,852	673,201	1,078,812

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	242,426	49,176	762,236	1,053,838
Translation differences	11,247	577	11,619	23,443
Deconsolidation / Transfer to held for sale	—	—	(149)	(149)
Charged directly to Other Comprehensive Income	—	—	(1,265)	(1,265)
Income statement charge / (credit)	(2,499)	(11,017)	(63,800)	(77,316)

At December 31,2009	251,174	38,736	708,641	998,551

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	—	—	—	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)

At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

21	Deferred income tax (Cont.)

Deferred tax assets (Cont.)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)
Translation differences	(8,663)	(1,500)	(352)	(2,937)	(13,452)
Deconsolidation / Transfer to held for sale	2,809	10,260	—	11,330	24,399
Charged directly to Other Comprehensive Income	—	—	—	(4,419)	(4,419)
Income statement charge / (credit)	13,760	70,238	(33,676)	(1,894)	48,428

At December 31, 2009	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate setoff, are shown in the consolidated statement of financial position:

	Year ended December 31,
	2010	2009
Deferred tax assets	(210,523)	(197,603)
Deferred tax liabilities	934,226	860,787

	723,703	663,184

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2010	2009
Deferred tax assets to be recovered after 12 months	(129,416)	(106,862)
Deferred tax liabilities to be recovered after 12 months	1,012,852	936,732

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2010	2009
Employee liabilities
Employee’s statutory profit sharing	31,551	26,369
Employee severance indemnity (a)	46,459	52,725
Pension benefits (b)	45,243	46,473
Employee retention and long term incentive program	33,460	19,597

	156,713	145,164

Taxes payable	1,518	3,360
Derivative financial instruments	—	20,533
Miscellaneous	34,978	23,410

	36,496	47,303

	193,209	192,467

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2010	2009
At the beginning of the year	52,725	56,939
Current service cost	11,291	10,809
Interest Cost	2,094	2,627
Translation differences	(3,467)	1,911
Actuarial gain	(535)	—
Used	(18,177)	(20,377)
Increase due to business combinations	—	914
Other	2,528	(98)

At the end of the year	46,459	52,725

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	11,291	10,809
Interest cost	2,094	2,627
Actuarial gain	(535)	—

Total included in Labor costs	12,850	13,436

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2010	2009
Discount rate	5% - 8%	4% - 8%
Rate of compensation increase	3% - 6%	3% - 6%

(b) Pension benefits

•	Unfunded

The amounts recognized in the statement of financial position are determined as follows:

	Year ended December 31,
	2010	2009
Present value of unfunded obligations	52,917	44,261
Unrecognized actuarial losses	(15,643)	(11,235)

Liability	37,274	33,026

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	1,355	1,356
Interest cost	2,956	2,855
Net actuarial losses recognized in the year	536	681
Past service cost recognized	—	189

Total included in Labor costs	4,847	5,081

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Unfunded (Cont.)

Movement in the present value of unfunded obligation:

	Year ended December 31,
	2010	2009
At the beginning of the year	44,261	40,339
Translation differences	450	1,146
Transfers, reclassifications and new participants of the plan	2,453	2,662
Total expense	4,311	4,211
Actuarial losses (gains)	5,141	(2,482)
Benefits paid	(1,951)	(1,615)
Other	(1,748)	—

At the end of the year	52,917	44,261

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2010	2009
Discount rate	5% - 7%	6% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

•	Funded

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2010	2009
Present value of funded obligations	162,740	144,005
Unrecognized actuarial losses	(20,425)	(10,053)
Fair value of plan assets (*)	(134,346)	(120,505)

Liability	7,969	13,447

(*)	Mainly balanced strategy through mutual funds and money markets.

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2010	2009
Current service cost	2,389	1,775
Interest cost	7,953	7,640
Net actuarial losses (gains) recognized in the year	866	(168)
Expected return on plan assets	(7,886)	(5,594)
Past service cost recognized	626	—

Total included in Labor costs	3,948	3,653

Movement in the present value of funded obligations:

	Year ended December 31,
	2010	2009
At the beginning of the year	144,005	117,463
Translation differences	4,674	14,204
Total expense	10,342	9,415
Actuarial losses	11,142	11,827
Benefits paid	(7,895)	(8,817)
Other	472	(87)

At the end of the year	162,740	144,005

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Funded (Cont.)

Movement in the fair value of plan assets:

	Year ended December 31,
	2010	2009
At the beginning of the year	(120,505)	(99,511)
Translation differences	(3,729)	(10,762)
Expected return on plan assets	(7,886)	(5,594)
Actuarial gains	(366)	(7,694)
Contributions paid	(9,915)	(5,845)
Benefits paid	7,895	8,817
Other	160	84

At the end of the year	(134,346)	(120,505)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2010	2009
Discount rate	5% - 6%	6%
Rate of compensation increase	3% - 4%	3% - 4%

(ii) Other liabilities – current

	Year ended December 31,
	2010	2009
Payroll and social security payable	187,034	151,067
Liabilities with related parties	426	1,142
Derivative financial instruments	11,971	3,457
Miscellaneous	34,159	36,524

	233,590	192,190

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2010	2009
Values at the beginning of the year	(4,725)	(5,017)
Translation differences	201	276
Additional allowances	(86)	(2)
Reclassifications	(37)	—
Used	841	18

At December 31,	(3,806)	(4,725)

(ii)	Liabilities

	Year ended December 31,
	2010	2009
Values at the beginning of the year	80,755	89,526
Translation differences	1,054	9,805
Deconsolidation / Transfer to held for sale	—	(1,380)
Additional provisions / (Reversals)	7,290	(7,170)
Reclassifications	—	129
Used	(5,177)	(10,155)

At December 31,	83,922	80,755

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2010
Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	—	37	—
Used	1,825	569	572

At December 31, 2010	(20,828)	(6,574)	(151,439)

Year ended December 31, 2009
Values at the beginning of the year	(34,128)	(5,247)	(93,344)
Translation differences	(333)	(238)	(4,186)
Reversals / (Additional allowances)	(13,960)	(1,763)	(89,041)
Used	3,756	304	218
Deconsolidation / Transfer to held for sale	4,493	—	1,582

At December 31, 2009	(40,172)	(6,944)	(184,771)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2010
Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
(Reversals) / Additional allowances	14,195	5,195	19,390
Reclassifications	—	(5)	(5)
Used	(15,069)	(7,223)	(22,292)

At December 31, 2010	6,182	18,919	25,101

Year ended December 31, 2009
Values at the beginning of the year	9,318	19,193	28,511
Translation differences	722	871	1,593
(Reversals) / Additional allowances	20,586	19,158	39,744
Reclassifications	—	(129)	(129)
Used	(23,603)	(17,484)	(41,087)

At December 31, 2009	7,023	21,609	28,632

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2010	2009
Foreign exchange derivatives contracts	28,259	16,873
Embedded Canadian dollar forward purchases	3,278	—

Contracts with positive fair values	31,537	16,873

Interest rate derivatives contracts	(5,359)	(17,738)
Foreign exchange derivatives contracts	(6,613)	(3,434)
Embedded Canadian dollar forward purchases	—	(2,818)

Contracts with negative fair values	(11,972)	(23,990)

Total	19,565	(7,117)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

25	Derivative financial instruments (Cont.)

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sale currency	Term	Fair Value at Dec-10	Fair Value at Dec-09
ARS	USD	2011	24,819	13,601
USD	BRL	2011	(2,087)	(585)
USD	KWD	2011	(1,732)	—
USD	CAD	2011	(1,563)	(398)
MXN	USD	2011	1,451	(305)
JPY	USD	2011	1,043	—
Others			(285)	1,126

Subtotal			21,646	13,439
CAD	USD (Embedded derivative)	2017	3,278	(2,818)

Total			24,924	10,621

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:

Type of derivative	Receive Reference rate	Term	Fair Value at Dec-10	Fair Value at Dec-09
Pay fixed/Receive variable	Euribor	2010	—	(22)
Swaps with KI (2.50%)	Libor 6M	2011	(5,359)	(17,716)

			(5,359)	(17,738)

Hedge Accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2010 and 2009.

•	Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sale currency	Term	2010	2009	2010	2009
ARS	USD	2011	24,723	—	(1,482)	—
EUR	USD	2011	219	(506)	(622)	(506)
EUR	BRL	2011	(823)	—	(823)	—
USD	KWD	2011	(796)	—	(635)	—
EUR	MXN	2011	(255)	(674)	—	1,511

			23,068	(1,180)	(3,562)	1,005

•	Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
Type of Derivative				Year ended December 31,		Year ended December 31,
	Rate	Term	Rate	2010	2009	2010	2009
Pay fixed / Receive variable	Euribor	2010	5.72%	—	(22)	—	—
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	(5,359)	(17,716)	(5,367)	(17,716)

				(5,359)	(17,738)	(5,367)	(17,716)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

25	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-08	Movements 2009	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10
Foreign Exchange	12,749	(11,744)	1,005	(4,567)	(3,562)
Interest Rate	(29,737)	12,021	(17,716)	12,349	(5,367)

Total Cash flow Hedge	(16,988)	277	(16,711)	7,782	(8,929)

Tenaris estimates that the cash flow hedge reserve at December 31, 2010 will be recycled to the Consolidated Income Statement during 2011.

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigations arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position, results of operations and cash flows.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS 97.7 million (approximately $24.7 million) at December 31, 2010, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Ongoing investigation

The Company learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. The Audit Committee of the Company’s Board of Directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice, and shared the results of the review with these agencies. At this time the resolution of these matters is pending and the Company cannot predict the final outcome of these matters.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•

A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of December 31, 2010 the estimated aggregate amount of the contract at current prices is approximately $565 million.

•

A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2010 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $228 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Commitments (Cont.)

•

A Tenaris company entered into a contract with Siderar, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals approximately $107 million and is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2010, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2010	16,631,947

Total equity in accordance with Luxembourg law	18,540,271

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2010, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2010, distributable amount under Luxembourg law totals $17.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2009 under Luxembourg law	3,916,482
Gain from the transfer of shares in affiliated undertakings (see note 33)	12,020,184
Dividends received	1,100,175
Other income and expenses for the year ended December 31, 2010	(3,511)
Dividends paid	(401,383)

Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Share premium	609,733

Distributable amount at December 31, 2010 under Luxembourg law	17,241,680

27	Business combinations and other acquisitions

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

27	Business combinations and other acquisitions (Cont.)

(b) Non-controlling interests

During the year ended December 31, 2010, 2009 and 2008 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $3.0 million, $9.5 million and $18.6 million respectively.

The assets and liabilities determined arising from the acquisitions are as follows:

Year ended December 31, 2009
Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123

Net assets acquired	22,814
Non-controlling	3,170

Sub-total	25,984
Assumed liabilities	47,600

Sub-total	73,584
Cash acquired	5,501

Purchase consideration	79,085

The businesses acquired during the year ended December 31, 2009 contributed revenues of $92.5 million and an operating income of $0.9 million.

28	Cash flow disclosures

	Year ended December 31,
	2010	2009	2008
(i) Changes in working capital
Inventories	(773,325)	1,414,157	(492,545)
Receivables and prepayments	(51,449)	(52,395)	12,079
Trade receivables	(111,340)	792,345	(374,463)
Other liabilities	55,313	80,696	(71,638)
Customer advances	(25,056)	(180,531)	(174,014)
Trade payables	261,807	(316,924)	48,949

	(644,050)	1,737,348	(1,051,632)

(ii) Income tax accruals less payments
Tax accrued (*)	450,004	513,153	1,011,675
Taxes paid	(507,983)	(971,239)	(1,236,713)

	(57,979)	(458,086)	(225,038)

(*)	For 2008, does not include tax accrued on the sale of Pressure Control disclosed as discontinued operations.

(iii) Interest accruals less payments, net
Interest accrued	31,248	90,896	136,737
Interest received	44,269	26,900	83,241
Interest paid	(57,817)	(141,963)	(164,486)

	17,700	(24,167)	55,492

(iv) Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	843,861	1,542,829	1,538,769
Bank overdrafts	(23,696)	(14,122)	(13,747)

	820,165	1,528,707	1,525,022

As of December 31, 2010, 2009 and 2008, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

29	Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

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

Book value of the Assets and Liabilities disposed:

At March 31, 2008
Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643

Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291

Liabilities associated with current and non-current assets held for sale	269,875

Analysis of the result of discontinued operations:

(i)	Result for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2010	2009	2008
(Loss) for discontinued operations	—	(28,138)	(87,418)
After tax gain on disposal of operations	—	—	394,323

Net (loss) income for discontinued operations	—	(28,138)	306,905

(*)	Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

(ii)	Net cash flows attributable to discontinued operations

	(*) Year ended December 31,
	2010	2009	2008
Net cash provided by operating activities	—	1,788	20,786
Net cash used in investing activities	—	(801)	(7,330)
Net cash provided by financing activities	—	5,306	9,046

(*)	Corresponds to the Venezuelan Companies (years 2009 and 2008) and Pressure Control (year 2008) operations.

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

30	Related party transactions

As of December 31, 2010:

•	San Faustin N.V., a Curacao company (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•

San Faustin N.V. owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l. (formerly known as I.I.I. Industrial Investments Inc), a Cayman Islands Company (“Techint”).

•

Rocca & Partners S.A. (“R&P”) controlled a significant portion of the voting power of San Faustin and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for R&P.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

In February 2011, the Company was informed by Techint that there had been a reorganization in the chain of ownership of the Company pursuant to which the Company’s direct and indirect controlling shareholders had been redomiciled to Europe. The Company was further informed that this reorganization does not involve any change in the control of the Company. Based on the information received:

•	Techint transferred its domicile from the Cayman Islands to Luxembourg;

•	San Faustin also transferred its domicile from Curacao to Luxembourg and changed its name to “San Faustin S.A.” and

•

In connection with the redomiciliation of San Faustin into Luxembourg, R&P organized a Dutch private foundation (Stichting) under the name of Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”). As of the date hereof, RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

At December 31, 2010, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.41 per ADS, giving Tenaris’ ownership stake a market value of approximately $974.2 million. At December 31, 2010, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $651.4 million. See Section II.B.2.

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

Year ended December 31, 2010

	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	38,442	104,036	142,478
Sales of services	12,073	4,063	16,136

	50,515	108,099	158,614

(b) Purchases of goods and services
Purchases of goods	169,506	30,671	200,177
Purchases of services	63,043	132,614	195,657

	232,549	163,285	395,834

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

30	Related party transactions (Cont.)

Year ended December 31, 2009

	Associated (1)	Other	Total
(i) Transactions (2)
(a) Sales of goods and services
Sales of goods	25,561	75,097	100,658
Sales of services	12,752	4,352	17,104

	38,313	79,449	117,762

(b) Purchases of goods and services
Purchases of goods	40,171	9,705	49,876
Purchases of services	89,023	71,541	160,564

	129,194	81,246	210,440

Year ended December 31, 2008

	Associated (1)	Other	Total
(i) Transactions (3)
(a) Sales of goods and services
Sales of goods	74,420	37,636	112,056
Sales of services	19,444	4,205	23,649

	93,864	41,841	135,705

(b) Purchases of goods and services
Purchases of goods	123,704	24,161	147,865
Purchases of services	125,161	79,037	204,198

	248,865	103,198	352,063

At December 31, 2010

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	39,761	28,557	68,318
Payables to related parties	(17,534)	(19,110)	(36,644)

	22,227	9,447	31,674

(b) Financial debt
Borrowings	(3,843)	—	(3,843)

At December 31, 2009

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	18,273	7,093	25,366
Payables to related parties	(23,898)	(5,856)	(29,754)

	(5,625)	1,237	(4,388)

(b) Financial debt
Borrowings	(2,907)	—	(2,907)

At December 31, 2008

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	50,137	15,504	65,641
Payables to related parties	(44,470)	(5,974)	(50,444)

	5,667	9,530	15,197

(b) Financial debt
Borrowings	(2,294)	—	(2,294)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.

(2)	Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.

(3)	Includes $12.9 million of sales and $9.5 million to purchases of nationalized Venezuelan subsidiaries.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

30	Related party transactions (Cont.)

Directors’ and senior management compensation

During the years ended December 31, 2010, 2009 and 2008, the cash compensation of Directors and Senior managers amounted to $18.6 million, $18.2 million and $22.5 million respectively. In addition, Directors and Senior managers received 485, 436 and 488 thousand units for a total amount of $4.1 million, $3.4 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2010.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2010	2009	2008
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	40%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacture and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	0%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS LTD S.ar.l.	Luxembourg	Holding Company	100%	0%	0%
TENARIS INVESTMENTS LTD S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	0%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	0%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

31	Principal subsidiaries (Cont.)

(*)	All percentages rounded.

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.

(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.

(c)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.

(d)	Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited and 60% of Gepnaris S.A.

(e)	Merged with Maverick Tube Corporation.

(f)	Merged with Tubos de Acero de Mexico S.A.

32	Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

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

On November 17, 2009, the Company announced that Venezuela acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management and since then Tavsa’s operations are being managed by the transition committee previously appointed by Venezuela. The Company’s representatives in Tavsa’s board of directors have ceased their functions.

On October 7, 2010, Venezuela’s National Assembly passed a law (“Acuerdo”) declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

32	Processes in Venezuela (Cont.)

Nationalization of Venezuelan Subsidiaries (Cont.)

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of December 31, 2010 for a total amount of $27.7 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33	Corporate reorganization

The Company was established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization is expected to be completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

34	Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PricewaterhouseCoopers to Tenaris S.A. and its subsidiaries are detail as follows:

	Year ended December 31,
	2010	2009	2008
Audit Fees	4,291	3,966	4,405
Audit-Related Fees	77	267	76
Tax Fees	161	129	138
All Other Fees	88	—	—

Total	4,617	4,362	4,619

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

35	Subsequent events

Annual Dividend Proposal

On February 23, 2011 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on June 1, 2011, the payment of an annual dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 25, 2010. If the annual dividend is approved by the shareholders, a dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million will be paid on June 23, 2011, with an ex-dividend date of June 20, 2011. These Consolidated Financial Statements do not reflect this dividend payable.

36	Update as of June 30, 2011[1]

Annual General Meeting and Extraordinary General Meeting of Shareholders

On June 1, 2011, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda. Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, the annual accounts as at December 31, 2010, and the related reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2010, of $0.34 per share (or $0.68 per ADS), or approximately $401 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2010. Tenaris paid the balance of the annual dividend in the amount of $0.21 per share ($0.42 per ADS), or approximately $248 million, on June 23, 2011, with an ex-dividend date of June 20, 2011.

The annual general shareholders’ meeting approved the re-election of the current members of the board of Directors, each to hold office until the meeting that will be convened to decide on the 2011 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers S.à r.l., Réviseur d’enterprises agréé, as Tenaris’s independent auditors for the fiscal year ending December 31, 2011.

The extraordinary general meeting of shareholders also held on June 1, 2011, approved, among other amendments to the articles of association, to change the date of the annual general meetings of shareholders so that in the future they will be held on the first Wednesday of May of each year.

Settlement with U.S. governmental authorities

On May 17, 2011, Tenaris reached a settlement with the U.S. Department of Justice and the U.S. Securities and Exchange Commission, regarding the investigation described in note 26 “Contingencies, commitments and restrictions on the distribution of profits – Ongoing investigation”.

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the SEC and the DOJ, shared the results of the audit committee’s review with the SEC and the DOJ, and cooperated in the investigations conducted by the SEC and the DOJ.

[1]	This note was added subsequent to the approval of the financial statements at the Annual General Meeting of Shareholders of the Company held on June 1, 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008

On May 17, 2011, Tenaris settled the SEC’s and the DOJ’s FCPA investigations. The settlements describe conduct by former Tenaris regional sales personnel relating to payments to officials of a state controlled oil and gas production company in the Caspian region, as well as certain record keeping and internal control failures relating to this conduct. The settlements also state that Tenaris voluntarily disclosed this conduct to the SEC and the DOJ in a timely and complete manner, conducted an internal investigation, provided thorough, real time cooperation to the SEC and the DOJ, and undertook remediation efforts, including voluntary enhancements to its compliance program. In the settlement with the SEC, Tenaris agreed to pay approximately $5.4 million in disgorgement of profits and interest, and in the settlement with the DOJ Tenaris agreed to pay a $3.5 million penalty. Tenaris timely paid those amounts to the DOJ and the SEC.

Venezuela moves forward with expropriation of Matesi

In June, 2011, within the framework of the Venezuelan National Assembly’s law declaring all of Matesi’s assets to be of public and social interest and ordering the Executive Branch to take the necessary measures for the expropriation of such assets, President Chavez issued Decree 8280/2011, which orders the expropriation of Matesi’s assets as may be required for the implementation of a stateowned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris continues to reserve all of its rights under Venezuelan and international law, including investment treaties, and will take legal actions against Venezuela to seek prompt, fair and adequate compensation for its entire interest (including assets and liabilities) in Matesi.

Ricardo Soler
Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 30, 2011	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon*

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

15.2	Item 16-F letter issued by Price Waterhouse & Co. S.R.L.

*	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 28, 2008 (File No. 333-149435).