Form 20-F
period 2011-12-31
TENARIS SA
filed 2012-04-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue NW Washington, DC 20006 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

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

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3.D. “Key Information – Risk Factors” among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, an independent registered public accounting firm, as of December 31, 2011 and for the year ended December 31, 2011 and were audited by Price Waterhouse & Co. S.R.L. as of December 31, 2010 and for the two years in the period ended December 31, 2010. Both firms are member firms of PwC International Limited. IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information—Accounting Principles”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2011	2010	2009	2008	2007
Selected consolidated income statement data(1)

Continuing operations
Net sales	9,972,478	7,711,598	8,149,320	11,987,760	9,874,312
Cost of sales	(6,229,526)	(4,700,810)	(4,864,922)	(6,698,285)	(5,408,984)

Gross profit	3,742,952	3,010,788	3,284,398	5,289,475	4,465,328
Selling, general and administrative expenses	(1,853,244)	(1,515,870)	(1,473,791)	(1,787,952)	(1,551,836)
Other operating income (expenses), net	5,050	78,629	3,000	(375,873)	3,480

Operating income	1,894,758	1,573,547	1,813,607	3,125,650	2,916,972
Interest income	30,840	32,855	30,831	48,711	92,733
Interest expense	(52,407)	(64,103)	(118,301)	(179,885)	(270,705)
Other financial results	11,268	(21,305)	(64,230)	(99,850)	(22,358)

Income before equity in earnings of associated companies and income tax	1,884,459	1,520,994	1,661,907	2,894,626	2,716,642
Equity in earnings of associated companies	61,509	70,057	87,041	89,423	113,062

Income before income tax	1,945,968	1,591,051	1,748,948	2,984,049	2,829,704
Income tax	(525,247)	(450,004)	(513,211)	(1,015,334)	(805,773)

Income for continuing operations	1,420,721	1,141,047	1,235,737	1,968,715	2,023,931

Discontinued operations
Result for discontinued operations	—	—	(28,138)	306,905	52,128

Income for the year (2)	1,420,721	1,141,047	1,207,599	2,275,620	2,076,059
Income attributable to (2):
Equity holders of the Company	1,331,157	1,127,367	1,161,555	2,124,802	1,923,748
Non-controlling interests	89,564	13,680	46,044	150,818	152,311

Income for the year (2)	1,420,721	1,141,047	1,207,599	2,275,620	2,076,059

Depreciation and amortization	(554,345)	(506,902)	(504,864)	(532,934)	(514,820)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.13	0.95	1.00	1.49	1.58
Basic and diluted earnings per share	1.13	0.95	0.98	1.80	1.63
Dividends per share(3)	0.38	0.34	0.34	0.43	0.38

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009 due to the nationalization of certain Venezuelan subsidiaries. For more information on the nationalization of these Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2011	2010	2009	2008	2007
Selected consolidated financial position data

Current assets	6,393,221	5,955,536	5,621,841	7,252,417	(1)6,514,043
Property, plant and equipment, net	4,053,653	3,780,580	3,254,587	2,982,871	3,269,007
Other non-current assets	4,416,761	4,628,215	4,606,880	4,865,424	5,461,537

Total assets	14,863,635	14,364,331	13,483,308	15,100,712	15,244,587

Current liabilities	2,403,699	2,378,546	1,970,470	3,790,017	(1)3,328,066
Non-current borrowings	149,775	220,570	655,181	1,241,048	2,869,466
Deferred tax liabilities	828,545	934,226	860,787	1,053,838	1,233,836
Other non-current liabilities	308,673	280,409	276,034	313,922	283,369

Total liabilities	3,690,692	3,813,751	3,762,472	6,398,825	7,714,737
Capital and reserves attributable to the Company’s equity holders	10,506,227	9,902,359	9,092,164	8,176,571	7,006,277
Non-controlling interests	666,716	648,221	628,672	525,316	523,573

Equity	11,172,943	10,550,580	9,720,836	8,701,887	7,529,850

Total liabilities and equity	14,863,635	14,364,331	13,483,308	15,100,712	15,244,587

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	In 2007, “current assets” includes current and non current assets held for sale ($651.2 million), relating to the divestment of Hydril’s pressure control business and “current liabilities” includes liabilities associated with such assets ($267.0 million).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, our sales in Lybia and Yemen have been adversely affected by recent political uprisings in the region. Similarly, a new global recession, a recession in the developed countries or a cooling of emerging market economies would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. Demand for oil country tubular goods, or OCTG, has suffered a strong adjustment in 2009, as a result of the decline in oil and gas drilling activity and efforts to reduce inventories, particularly in North America, however in 2010 and 2011 demand for OCTG increased, following the recovery in the level of drilling activity driven by investments in oil and liquid rich gas shale plays.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. The competitive environment, therefore, is expected to be more intense in the next five years than it has been in the previous five years. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. See Item 4.B. “Information on the Company - Business overview - Competition”.

Our sales of steel pipe products for pipeline projects are volatile and depend mainly on the implementation of major regional projects and on our ability to secure contracts to supply these projects.

Our sales of pipes for pipeline projects depend to a large extent on the number of active pipeline projects under contract and their rate of progress, particularly in the South American regional market where we have our manufacturing facilities for these products. Future sales of these products depend to a large extent on our ability to secure contracts to supply major pipeline projects and their subsequent implementation. The implementation of such projects varies significantly from year to year. For example, in 2011, net sales of these products grew strongly, after two years of decline. In 2009, sales fell as many of the projects were concluded and the order backlog declined throughout the year, and in 2010 sales were adversely affected by a strong slowdown of major regional projects. Accordingly, our pipeline project revenues and profitability may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, the impact of the credit crisis on our customers’ ability to perform their payment obligations with us and any adverse economic, political or social developments in our major markets.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In the first half of 2009, the cost of raw materials stabilized and subsequently started an upward trend in the second part of 2009, which continued until the beginning of 2011, and then stabilized in the second half of 2011. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could affect operations at our facilities in Argentina. See Item 3.D. “Key Information—Risks Factors—Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

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

•

Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state-intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results.

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

•

In the past, the Argentine government and the Argentine Central Bank have imposed restrictions on the transfer of funds outside of Argentina and other exchange controls. Since recent months, Argentina has implemented new controls regarding transfers of funds abroad. Additional controls or restrictions that could be implemented in the future, could limit or restrict our Argentine subsidiaries’ ability to transfer funds abroad. Since 2001, we are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into Argentine pesos at the market-based floating exchange rate applicable on the date of repatriation. This requirement, and any similar requirement that may be imposed in the future, exposes us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

•

The Argentine government has imposed export restrictions and/or export taxes on certain activities, mainly in connection with commodities, gas and oil. Even though the Argentine government has not yet imposed any export restrictions concerning our activities, if any such restrictions were to be imposed, our business and operations in Argentina could be adversely affected.

•

The Argentine government has recently implemented import regulations. All payments on import of goods and services must be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The criteria followed to authorize or object a transaction are not determined in the applicable regulations. Such import regulations could delay imports and as result, adversely affect our business, operations in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries may adopt and implement counter-measures. A significant number of members of the World Trade Organization jointly expressed in March 2012 their deepening concern about Argentina’s import restrictions, and urged Argentina to remove those trade restrictions.

We currently have the following exposure to political and economic developments in Venezuela:

•

We have a significant share of the market for OCTG products. We enjoy ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. In 2010 and 2011, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•

In addition, we have a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A., or Tavsa, which owns a seamless steel pipe plant located within Sidor C.A.’s iron and steel manufacturing complex. The plant uses steel bars supplied by Sidor as its principal raw material, and is also dependent on Sidor for the supply of energy and other inputs. Additionally, in July 2004, together with Sidor, we acquired an industrial facility, Matesi Materiales Siderúrgicos S.A., or Matesi, in Ciudad Guayana, Venezuela, to produce hot briquetted iron, or HBI. We own 50.2% of Matesi and Sidor owns the remaining 49.8%. We also own a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. In 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, Tavsa, Matesi and Comsigua. In August, 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011 President Chavez issued Decree 8280/2011, which ordered the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructed to commence negotiations and take any actions required for the acquisition of such assets. Our investments in these Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process. In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011. For more information on the nationalization of these Venezuelan companies, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Similarly, our Mexican operations could be affected by the increasing criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. During 2011, organized criminal activity and violent incidents remained high and spread to new regions of the country. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

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

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, or EU, the United States and other countries, control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that can materially impact our operations. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions.

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

Future acquisitions, investments and strategic partnerships may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we acquired interests in, or businesses of, various companies. For example, in April 2009, we acquired a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities and in October 2011, we acquired 40% of the shares of Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry. In January 2012, through our subsidiary Confab Industrial S.A., or Confab, we acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. In March 2012, we launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab and, on April 23, 2012, we attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. For more information on the Confab delisting, see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Tenaris accomplishes Confab delisting”. In addition, in February 2012, we acquired a sucker rods business located in Campina, Romania. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other intangible assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2011, we had $1,805.8 million in goodwill, which correspond mainly to the acquisition of Maverick Tube Corporation, or Maverick, in 2006 ($771.3 million in goodwill) and Hydril Company, or Hydril, in 2007 ($919.9 million in goodwill). No impairment charge was recorded in the last three years. In 2010, we reversed $67.3 million of an impairment recorded in 2008 on Prudential’s customer relationships. For a discussion of the impairment reversal related to Prudential, see Item 5. “Operating and Financial Review and Prospects—Critical Accounting Estimates—Impairment and recoverability of goodwill and other assets—2010 Impairment reversal”. If our management were to determine in the future that the goodwill from our acquisitions was impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of this goodwill, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, on May 17, 2011, and we undertook several remediation efforts, including voluntary enhancements to our compliance program. If we fail to comply with any term or in any way violate any provision of the settlements, we could be subject to severe sanctions and civil and criminal prosecution. For more information on the settlement with the DOJ and the SEC, see Item 8.A. “Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings”.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see Item 3.D. “Key Information - Risks Factors - Risks Relating to our Business - Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

As of March 31, 2012, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

Certain shareholders’ rights under Luxembourg law, including the right to vote, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Bank of New York Mellon, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited Shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders rights in connection with the deposited Shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADS or the instructions are not in proper form, then the Depositary shall deem such holder of ADS to have instructed the Depositary to vote the underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue). Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preemptive subscription rights in the event of capital increases and issues of Shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until August 2, 2012. The Company’s board of directors has proposed, for the approval of the extraordinary general shareholders’ meeting to be held on May 2, 2012, that the authorization of the Board of Directors to issue shares within the limits of the authorized capital be renewed and extended for an additional five year period ending on the fifth anniversary of the date of the publication of the deed recording the minutes of such shareholders meeting. The Company may, however, issue Shares without preemptive subscription rights only if the newly-issued Shares are issued for consideration other than cash, are issued as compensation to directors, officers, agents or employees of the Company or its affiliates, or are issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or its affiliates. Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for Shares underlying their ADSs unless additional Shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of Shares and ADSs of the preemptive rights for Shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional Shares. We may decide not to register any additional Share, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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

A. History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 8000, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)[1];

•

Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999); on March 22, 2012, we launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab and, on April 23, 2012, we attained the requisite threshold to delist Confab from the São Paulo Stock Exchange and redeem any remaining shares held by minority shareholders (for more information on the Confab delisting, see “Recent Developments – Tenaris accomplishes Confab delisting”);

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

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

•	SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009);

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (October 2011);

•	Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital as of March 31, 2012 (January 2012); and

•	a sucker rod business, in Campina, Romania (February 2012).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

For information on Tenaris’s principal capital expenditures and divestitures, see Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on acquisitions is described above (See Item 4.A. “Information on the Company – History and Development of the Company – Tenaris”).

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

•

our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 50 years of operating experience; and

•	our strong financial condition.

Business Segments

Our business is organized in two major business segments: Tubes and Projects, which are also our reportable operating segments.

In identifying our reportable operating segments, we considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which we engage and their related economic environment, but also factors such as the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

The Projects segment includes the production and sale of welded steel pipe products mainly used in the construction of major pipeline projects for the transportation of gas and fluids with a production process that consists in the transformation of steel into large diameter welded tubular products, including submerged arc welding, or SAW, process and specific coating for most of the products. Pipeline projects are typically spread along hundreds of kilometers and are subject to specific government policies and other regulations. Accordingly, this business depends to a large extent on the number of active pipeline projects (and not on the level of drilling activity), particularly in the South American regional market, which is the region from which most revenues in this segment are derived. To a significant extent, products are distributed directly to end customers through local subsidiaries. Orders are generally for significant volumes of product and require deliveries over an extended period of time.

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

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of more than 50 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina, Brazil, Mexico and -as from February 2012- Romania, couplings in the United States, Argentina, China, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities, for production of American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2011	2010	2009
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,575	3,450	3,450
Actual Production	2,963	2,800	1,744
Tubes - Seamless
Effective Capacity (annual)(1)	3,770	3,320	3,320
Actual Production	2,683	2,399	1,770
Tubes - Welded
Effective Capacity (annual) (1)	1,860	1,860	1,860
Actual Production	847	772	249
Projects - Welded
Effective Capacity (annual) (1)	850	850	850
Actual Production	249	230	291

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2011, our seamless production capacity increased by 450,000 tons and our steel production capacity increased by 125,000 tons, following the completion of our new seamless pipes mill and a revamping of the electric arc furnace at our integrated facility in Veracruz, Mexico.

Production Facilities - Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities, two coiled tubing facilities, three threading plants and a couplings manufacturing facility in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and one threading plant in Canada.

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Mexican state oil company Petróleos Mexicanos, or Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 975,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a premium quality finishing, or PQF, technology mill (2 3/8 to 7 inches), including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a stretch reducing mill, including cutting saws and a cooling bed;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2011, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	975
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2011, we completed the construction of the new seamless pipes mill in Veracruz. Located adjacent to our existing facility, the new mill, which includes premium threading, finishing and heat treatment lines, incorporates the latest rolling technology and produces from 2 3/8 up to 7 inches seamless pipes. The new plant is expected to have an initial capacity of 450,000 tons per year, which could eventually be expanded in the future by adding more finishing lines, which would allow Tenaris to take advantage of the full capacity of the mill. In addition, the reallocation of small diameter pipes production to the new mill will make operations more efficient. Since 2011, after the start-up of the new rolling mill, in order to supplement the steel requirements of our Mexican seamless steel pipe operation, we have been sourcing steel bars from Ternium’s Mexican facilities, under a long term contract that grants us, during an eight-year period, preferential right to purchase up to 250,000 tons of round steel bars per year. The new facility required an investment of approximately $850 million over two years.

In Veracruz, located near our fully integrated seamless pipe manufacturing facility, we have a threading plant, which produces premium connections and accessories.

In addition to the Veracruz facilities, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of approximately 15,000 tons.

United States

In the United States we have the following production facilities:

Hickman, Arkansas: Our main U.S. production facility, covering an area of 78 hectares. This facility processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 2 3/8 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

•	A plant comprising two mills producing 2 3/8 through 5 1/2 inches API products with three finishing lines and three heat treatment lines;

•	A plant comprising two mills producing 4 1/2 through 16 inches API products with two finishing lines; and

•	A coating facility coating sizes up to 16 inches.

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG, with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line.

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce line pipe with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 90,000 tons. The plant has one mill and a finishing line capable of producing line pipe products. Currently, for efficiency reasons, the plant is not operational and its production is being produced by our Hickman plant.

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

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 250,000 tons. Since we began operating the facility, in 2000, we have sourced steel bars principally from our steel shops in Argentina and Mexico. In 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2011, we agreed to extend and enhance the contract to one that will be evergreen and will accommodate 50% of our steel bar needs, which is expected be signed in 2012. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons.

In addition, we have a threading facility in Nisku, Alberta, near the center of Western Canadian drilling area. The facility is dedicated to premium connections and accessories including related repairs. In 2010, we closed a repair shop in Dartmouth, Nova Scotia. At the same time, we entered into a lease agreement for the equipment with a third party in Nova Scotia so that we can continue to provide this service to the East Coast.

South America

In South America, we have a fully integrated seamless pipe facility in Argentina. In addition, we have Tubes’ welded pipe manufacturing facilities in Argentina and Colombia.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2011, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
DRI	960

Steel Shop
Continuous Casting I	530
Continuous Casting II	770

Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570

Cold-Drawing Mill	20

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment;

•	a rotary expander with a finishing line including a heat treatment; and

•	a pilger pipe mill with a finishing line.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2011, are as follows:

Effective Annual Production Capacity (thousands of tons) (1)
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

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatt at Dalmine. This facility began operations in May 2007. Our operations in Dalmine consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

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

United Kingdom

In Aberdeen, the United Kingdom, we have a premium connection threading facility and repair shop, which works as a hub to service our customers working in the North Sea region. The facility has an annual production capacity of approximately 24,000 pieces.

Middle East and Africa

In 2010, we began operating a newly constructed threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In Nigeria we have a facility dedicated to the production of premium joints and couplings in Onne, where we are consolidating our operations in the area (previously distributed between Onne and Warri). This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, the Warri threading facility will be reconverted into a repair shop to enlarge our services and better support our customer base. In addition, in October 2011, we acquired 40% of the shares of Pipe Coaters Nigeria Ltd, a leading company in the Nigerian pipe coating industry. Located in Onne, Nigeria, Pipe Coaters Nigeria supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for deepwater applications.

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

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

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

Production Facilities - Others

We have facilities for the manufacture of sucker rods in the city of Villa Mercedes, San Luis, Argentina, in Moreira Cesar, São Paulo, Brazil and in Veracruz, Mexico. In addition, in February 2012, we acquired a sucker rods business in Campina, Romania. These plants have a combined annual production capacity of approximately 2.4 million units.

In Moreira Cesar, São Paulo, Brazil, we also have facilities for the manufacture of industrial equipment.

In addition, we also have a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky, Cedar Springs, Georgia and Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual production capacity of approximately 240,000 tons.

Sales and Marketing

Net Sales

Our total net sales amounted to $9,972 million in 2011, compared to $7,712 million in 2010 and $8,149 million in 2009. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2011		2010		2009
Tubes	8,481.3	85%	6,676.4	87%	6,670.9	82%
Projects	724.2	7%	428.8	6%	986.5	12%
Others	767.0	8%	606.4	8%	491.8	6%

Total	9,972.5	100%	7,711.6	100%	8,149.3	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2011		2010		2009
Tubes
North America	4,133.3	49%	3,121.7	47%	2,756.1	41%
South America	1,344.6	16%	1,110.1	17%	981.9	15%
Europe	1,066.1	13%	746.6	11%	828.8	12%
Middle East and Africa	1,349.4	16%	1,263.6	19%	1,622.6	24%
Far East and Oceania	587.9	7%	434.4	7%	481.5	7%

Total Tubes	8,481.3	100%	6,676.4	100%	6,670.9	100%

North America

Sales to customers in North America accounted for 49% of our sales of tubular products and services in 2011, compared to 47% in 2010 and 41% in 2009.

We have significant sales in each of the United States, Canada and Mexico. During the last few years, we have consolidated a leading position in the U.S. market with an integrated product and service offering, and strengthened our position in the Canadian market following the acquisitions of Maverick and Hydril in 2006 and 2007, respectively.

The use of welded OCTG products in less complex applications has become well established in the United States and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local welded pipe producers.

Sales to our oil and gas customers in the United States and Canada are sensitive to oil prices and North American natural gas prices. Due to the relative weakness in the price of natural gas compared with the price of oil, drilling activity historically dedicated to natural gas, has switched to the exploration and production of oil. In the past few years, an increase in the drilling of productive shale gas reserves, made possible by drilling technology developments, has led to a reduction in conventional gas drilling activity and has resulted in a fifth consecutive year of increasing U.S. gas production in spite of a reduction in overall gas drilling activity compared to the previous five years. Demand for OCTG products for use in more complex shale gas applications has increased while demand for standard OCTG products for use in conventional gas applications has declined. A similar trend is underway in the Canadian market.

During 2010 and 2011, demand for our OCTG products in the United States and Canada increased led by substantially higher oil drilling activity along with increased investments in natural gas shales and liquid rich plays and due to a lower level of imports of Chinese products, following the introduction by the United States and Canadian governments of antidumping and countervailing duties on the import of Chinese OCTG products.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Drilling activities in shallow waters have gradually picked up and returned to pre-Macondo levels. Deepwater activity has taken longer to regain momentum as clean-up efforts, regulations and permitting details were finalized. However, beginning in the second half of 2011, deepwater rig counts have recovered and permit approvals are being granted.

Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain. In 2011, oil drilling activity increased strongly with the application of horizontal drilling and multi-zone fracturing technology in tight oil deposits and increased investment in thermal projects whereas conventional gas-directed activity declined.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the state-owned oil company, one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex under just-in-time, or JIT, agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories. In January 2012, we renewed our JIT agreement with Pemex for a period of five years.

In 2010, drilling activity in Mexico declined, following increases in the previous two years, as low production rates at the Chicontepec reserve led Pemex to curtail the pace of the drilling program that it had previously initiated for the development of the reserve in response to declining oil production from Mexico’s principal field. In addition, low North American natural gas prices also led to a reduction of drilling activity in the Burgos basin in the north of the country. In the second half of 2011, Pemex resumed its drilling program at the Chicontepec reserve leading to a recovery in activity.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 16% of our sales of tubular products and services in 2011, compared to 17% in 2010 and 15% in 2009.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, (which, on April 16, 2012, the Argentine government announced plans to nationalize) and with other operators in the oil and gas sector. In 2010 and 2011, drilling activity and demand from oil and gas customers has recovered in Argentina from the decline in 2009, led by an increase in oil-related drilling, and returned to the level shown in 2008. Significant discoveries of unconventional reserves, including shale oil, have been announced and an increase in exploration and appraisal activity is expected in the coming years. However, growth in oil and gas activity and supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, the government has put in place programs to encourage new exploration and production activity, however oil-related programs were suspended by the Argentine government in February 2012. In addition, domestic gas tariffs for consumers have begun to increase as a result of the removal of subsidies and to cover the higher costs of natural gas imports.

In Colombia, we have established a leading position in the market for OCTG products in the past few years following the acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In 2010 and 2011, drilling activity increased together with demand for pipes. Our principal customer in Colombia is Ecopetrol whose operations we supply under a JIT arrangement.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In 2010 and 2011, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information—Risk Factors – Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 13% of our sales of tubular products and services in 2011, compared to 11% in 2010 and 12% in 2009.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Our customers in Europe include, in addition to end users and distributors serving the mechanical and automotive industries, large engineering companies active in designing and constructing oil and gas processing facilities worldwide. Sales to the mechanical and automotive industries were particularly affected during the second half of 2008 and throughout 2009, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions; however, they recovered in 2010 and 2011 due to higher industrial activity. Sales of pipes for HPI projects were also negatively affected by the crisis up until 2010 but recovered during 2011 due to resumption of investments in HPI projects.

The European market also includes the North Sea region and other areas, such as Romania and Turkey, where oil and gas drilling takes place. In 2011, consumption and our sales of OCTG products rose in Europe and there has been increased exploration activity in new areas such as unconventional shale plays in Eastern Europe and offshore drilling in the Black Sea and the Eastern Mediterranean. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 16% of our sales of tubular products and services in 2011, compared to 19% in 2010 and 24% in 2009.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past two years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies have been increasing investments in exploration and production in offshore projects and seeking new opportunities in less explored Sub Saharan countries.

In 2011, political uprisings affected drilling activity in countries such as Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down. Following the overthrow of the Khaddafi-led regime, oil production has begun to recover and is expected to reach previous levels of production by the end of 2012. In response to the loss of Libyan exports, Saudi Arabia raised its oil production output and increased its level of activity.

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

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 7% of our sales of tubular products and services in 2011, 2010 and 2009.

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

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. After a decline in apparent demand since 2008, in 2010, demand began to recover and this recovery has continued in 2011 despite the impact of the earthquake and tsunami which resulted in the shutdown of the Fukushima nuclear power plant and domestic power shortages.

We continue to consolidate our regional presence in Indonesia based on our local heat treatment and premium threading facilities. Sales to Indonesia and other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in these countries and engineering activity particularly related to investment in petrochemical plants and oil refineries.

Projects

We are a leading regional supplier of welded pipes for gas pipeline construction, including offshore pipelines, in South America, where we have manufacturing facilities in Brazil and Argentina. We also supply welded steel pipes to regional mineral slurry pipeline projects for the mining industry and to selected gas pipeline construction projects worldwide. Demand and shipments for our welded steel pipes in this business segment is principally affected by investment in gas pipeline projects in Brazil, Argentina and the rest of South America. These investments can vary significantly from year to year and can be affected by political and financial conditions in the region. After a decrease in sales in 2010, in 2011, sales of pipes for pipeline projects increased due to a recovery in pipeline construction activity in Brazil and Argentina, driven by projects for gas, ethanol and mineral slurry pipelines in Brazil and investments in the gas distribution network in Argentina.

Others

Our other products and services include sucker rods used in oil extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services increased 26% in 2011, compared to 2010, mainly due to higher sales of sucker rods, welded pipes for electric conduits in the United States as well as industrial equipment in Brazil.

Competition

The global market for steel pipe products is highly competitive. Seamless steel pipe products, which are used extensively in the oil and gas industry particularly for high pressure, high stress and other complex applications, are produced in specialized mills using round steel billets and specially produced ingots. Welded steel pipe products are produced in mills which process steel coils and plates into steel pipes. Steel companies that manufacture steel coils and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel coils and plates used to produce welded steel pipes.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment, therefore, will continue to be more intense in the next five years than it has been in the past years and effective competitive differentiation will be a key success factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with Sumitomo. In the last few years, Vallourec has been increasing its production capacity through building a new mill in Brazil jointly with Sumitomo, which is aimed primarily at export markets and was commissioned in 2011, and building a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which is expected to begin commercial production during 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in U.S. through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer under which it would distribute products from the Chinese producer in markets outside China.

•

Sumitomo Metal Industries Ltd. and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes. Recently, Sumitomo Metal Industries Ltd. and Nippon Steel Corp, which has a small seamless pipe operation largely serving the Japanese domestic market and is a significant producer of large diameter welded pipe products, have obtained governmental approval to merge in 2012.

•

In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and has expanded internationally through acquisitions into Eastern Europe and the United States where it acquired IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections and thereby a significant position in the U.S. market.

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

•

Tubos Reunidos S.A. of Spain and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa. ArcelorMittal is also building a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2011, our capital expenditures, including investments at our plants and investments in information systems, amounted to $862.7 million, compared to $847.3 million in 2010 and $460.9 million in 2009. Of these capital expenditures, investment at our plants amounted to $826.3 million in 2011, compared to $819.8 million in 2010 and $440.5 million in 2009. In 2011, we focused our investments on consolidating the capacity at our seamless pipe facility in Mexico, as well as on expanding our production capacity for high-end products, improving environmental performance and also expanding our R&D and training facilities. The major highlights of our capital spending program during 2011 include:

•	completion of a heat treatment and finishing lines at our new small diameter rolling mill at the Veracruz facility in Mexico;

•	completion of a new premium joint threading line and the expansion of coupling production in Mexico;

•	a new sucker rods plant and the relocation and expansion of the accessories plant in Mexico;

•	revamping of the forming area in one of the main mills and also an additional heat treatment and finishing capacity at our welded pipe facilities in the United States;

•	revamping of the finishing facilities and completion of the hot rolling mills’s works at our Dalmine facility in Italy;

•	construction of a new technological center in our plant in Argentina;

•	additional Dopeless® application lines installation at our facilities in Indonesia and Mexico; and

•	completion of the premium joint threading plant expansion and the construction of a new training center at our Projects facility in Brazil.

Unlike 2011 and 2010, when most of our investments were concentrated on adding new rolling mill production capacity, in Veracruz, Mexico, in 2012, we expect our investments will be more spread among our global industrial system and instead of adding rolling capacity will mainly aim at enhancing product differentiation, increasing capacity on critical areas, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact. Major projects planned for 2012 include:

•	completion of the steel shop expansion and fume treatment system expansion at the Veracruz facility in Mexico;

•	completion of the new finishing and heat treatment facility for thermal products in our facility in Romania;

•	construction of the new threading and dispatch facilities for OCTG production in Romania;

•	completion of the steel shop expansion and completion of the new premium threading facility at the Dalmine facility in Italy;

•	completion of the new fume exhaust system at our Siderca facility in Argentina;

•	construction of a new inspection facility at the Hickman plant in United States;

•	installation of new gear boxes for the control of our hot rolling mill at our Algoma plant in Canada;

•	installation of a new Dopeless® coating line at the Mc Carty plant in Houston, United States; and

•	revamping and expansion of our premium threading plants in Onne, Nigeria and Aberdeen, UK.

Additionally we expect to start some major projects in Colombia, where we plan to install new heat treatment, threading and finishing facilities; and also in Brazil where we plan to expand the production range of our SAW line, by expanding the forming area, and to construct a new R&D center in Rio de Janeiro.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $35.8 million in 2011, compared to $27.2 million in 2010, and $20.4 million in 2009.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steel making operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Industry—Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials continued to increase in 2011, as demand strengthened on the back of the Western economies post crisis recovery.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys remained stable in 2011, in line with international prices for these materials, experiencing high levels of volatility for certain materials.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A. During 2011, prices have risen on the back of a strong Chinese demand and supply disruptions in the spot market, due to Indian supply constraints. However, during the last quarter of 2011, iron ore prices plummeted due to a slowdown in Chinese demand and drove a widespread of quarterly contracts to change its reference base from ‘previous quarter less one month’ to ‘current quarter’ average. Iron ore prices market is evolving and pricing methodology could change again in the future.

Round steel bars

We purchase round steel bars and ingots for use in our seamless steel pipe facilities in Canada, Japan and Mexico.

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

In Canada, we have a long-term agreement with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year, at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2011, we have agreed to extend and enhance the contract to one that will be evergreen and will accommodate 50% of our steel bar needs, which we expect to sign in 2012. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

In Mexico, since 2011, after the start-up of the new rolling mill, in order to supplement the steel requirements of our Mexican seamless steel pipe operation, we have been sourcing steel bars from Ternium’s Mexican facilities, under a long term contract that grants us, during an eigth-year period, preferential right to purchase up to 250,000 tons of round steel bars per year.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States. Steel coil market prices fluctuated during 2011, increasing in the first half of the year and decreasing in the second half, to finish the year at price levels similar to those at the beginning.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor and ArcelorMittal under long-term contracts with prices referenced to market levels. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our Hickman facility, we entered into a five year purchase contract with Nucor under which we have committed to purchase around 435,000 tons of steel coils per year with prices adjusted monthly in accordance with market conditions starting in January 2007. This contract has been extended to December 2012.

In Canada, we have agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, Canada, and Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario, Canada.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas (in which Confab holds shares) and ArcelorMittal in Brazil, from Siderar S.A.I.C., or Siderar, a subsidiary of Ternium S.A. in Argentina and from Ternium’s facilities in Mexico.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have a 160 megawatt power generation plant located at San Nicolás, approximately 150 kilometers from Campana, which together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply the requirements of our steelmaking facility at Campana. In Dalmine, Italy, we have a 120 megawatt power generation facility, which is designed to have sufficient capacity to meet the electric power requirements of the operations at peak load, and excess power is sold to third party consumers and heat is sold for district heating. In Mexico, our electric power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Panamerican Energy and YPF are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

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

Our costs for electric energy and natural gas vary from country to country. Energy costs have continued to increase since 2010. Over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last three years driven by increased local demand and by governmental policies that cut back subsidies for consumption of natural gas by certain users. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Product Quality Standards

Our steel pipes are manufactured in accordance with the specifications of the American Petroleum Institute, or API, the American Society for Testing and Materials, or ASTM, the International Standardization Organization, or ISO, and the Japan Industrial Standards, or JIS, among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

We currently maintain, for all our pipe manufacturing facilities, the Quality Management System Certification ISO 9001:2008 granted by Lloyd’s Register Quality Assurance, and the API product licenses granted by API-U.S., which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. Our quality management system, based on the ISO 9001 and API Q1 specifications assures that products comply with customer requirements from the acquisition of raw materials to the delivery of the final product, and are designed to ensure the reliability and improvement of both the product and the processes associated with the manufacturing operations.

All our mills involved in the manufacturing of material for the automotive market are certified according to the standard ISO/TS 16949 by Lloyd’s Register Quality Assurance.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, which we expect to commence operations in 2013. We strive to engage some of the world’s leading industrial research institutions to address the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers; and

•	welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our intellectual property, from R&D and innovation, through the use of patents and trademarks that allow us to differentiate ourselves from our competitors.

We spent $68.4 million for R&D in 2011, compared to $61.8 million in 2010 and $62.7 million in 2009.

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

Insurance

We carry property damage, general liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance program has indemnification caps up to $250 million for direct damage, depending on the different plants.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2011, 2010 and 2009.

			Percentage Ownership
Company	Country of Organization	Main Activity	2011	2010	2009
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A. (a)	Brazil	Manufacture of welded steel pipes and capital goods	41%	41%	40%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
PT Seamless Pipe Indonesia Jaya	Indonesia	Manufacture of seamless steel pipes	77%	77%	77%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	82%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Connection Limited	St. Vincent & Grenadines	Ownership and licensing of technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments S.àr.l Luxembourg, Zug Branch	Switzerland	Holding company and financial services	100%	100%	—
Tenaris Investments Ltd.	Ireland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

(a)	As of April 26, 2012, Tenaris holds 95.9% of the shares of Confab. For more information on the Confab delisting, see Item 5.G. “Recent Developments – Tenaris accomplishes Confab delisting”.

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium’s securities are listed on the New York Stock Exchange, or NYSE, since February 1, 2006, following an initial public offering of ADSs. As of March 31, 2012, the Company held 11.46% of Ternium’s share capital (including treasury shares).

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor for an interest in Ternium.

The Company is a party to a shareholders’ agreement with Techint Holdings S.à r.l., or Techint Holdings, (formerly known as I.I.I. Industrial Investments Inc.), a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli, our former chief financial officer, was nominated as a director of Ternium pursuant to this agreement.

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

Usiminas

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality, flat steel products used in the energy, automotive and other industries.

This acquisition is part of a larger transaction pursuant to which Confab and Ternium and certain of its subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and its subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas, or CEU, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see Item 4.B. “Information on the Company – Business Overview – Production Process and Facilities” and Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

In 2011, global drilling activity continued growing led by substantially higher oil directed drilling activity in the United States and Canada. U.S. drilling activity increased driven by investments in oil and liquid rich gas shale plays, whereas drilling activity in dry gas plays declined due to low natural gas prices. Similarly, in Canada, drilling activity increased in thermal and tight oil plays, but gas directed drilling declined. In the rest of the world, activity increased in most markets reflecting increased demand for energy, stable oil prices at attractive levels and investment in regional gas developments.

We expect that global demand for energy, in spite of the difficult economic situation in Europe, will continue to rise and that this expectation will drive energy companies to increase their investments. Demand for tubular products for complex applications is expected to grow at a faster pace than that for products for standard applications as investments will take place in more difficult operating environments.

In 2012, drilling activity in North America is expected to remain close to current levels, with lower dry gas drilling activity to a large extent offset by an increase in oil and liquids directed drilling. In the rest of the world, drilling activity is expected to continue to increase supported by current oil and gas prices and led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

Sales to oil and gas customers, particularly of premium products, are expected to increase in 2012 compared to 2011 in all regions but sales to hydrocarbon process industry, or HPI, power generation and industrial customers will be lower in Europe. Sales in our Projects operating segment are also expected to increase on deliveries to a large offshore pipeline in Brazil in the second half of the year.

Selling prices and costs are stable but operating margins should benefit from an improving product mix and the lagging impact of lower raw material costs. Accordingly, sales and operating income are expected to grow in 2012 compared to 2011.

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

The costs of steelmaking raw materials and of steel coils and plates increased in the first half of 2011, but decreased towards the end of the year and are expected to be more stable during 2012.

Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to our global operations.

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

•

Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;

•	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries, from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

We believe that due to the high level of integration in terms of sales and supply chain of our worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which we operate, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

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

In 2010, Tenaris reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships.

In 2011 and 2010, none of Tenaris’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

2010 Impairment reversal

In 2010, Tenaris reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expected that its competitive conditions and activity levels will continue to improve.

The recoverable amount of the Prudential (Canada) CGU was estimated based on the value in use. Value in use was calculated in the same way as that for CGU containing goodwill. The discount rate used was based on a weighted average cost of capital (WACC) of 10.7%.

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

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2011. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information – Accounting Principles” and Accounting Policies “A. Basis of presentation” and “B. Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2011	2010	2009
Selected consolidated income statement data(1)
Continuing Operations
Net sales	9,972,478	7,711,598	8,149,320
Cost of sales	(6,229,526)	(4,700,810)	(4,864,922)

Gross profit	3,742,952	3,010,788	3,284,398
Selling, general and administrative expenses	(1,853,244)	(1,515,870)	(1,473,791)
Other operating income (expenses), net	5,050	78,629	3,000

Operating income	1,894,758	1,573,547	1,813,607
Interest income	30,840	32,855	30,831
Interest expense	(52,407)	(64,103)	(118,301)
Other financial results	11,268	(21,305)	(64,230)

Income before equity in earnings of associated companies and income tax	1,884,459	1,520,994	1,661,907
Equity in earnings of associated companies	61,509	70,057	87,041

Income before income tax	1,945,968	1,591,051	1,748,948
Income tax	(525,247)	(450,004)	(513,211)

Income for continuing operations	1,420,721	1,141,047	1,235,737
Discontinued Operations
Result for discontinued operations	—	—	(28,138)

Income for the year (2)	1,420,721	1,141,047	1,207,599
Income attributable to (2):
Equity holders of the Company	1,331,157	1,127,367	1,161,555
Non-controlling interests	89,564	13,680	46,044

Income for the year(2)	1,420,721	1,141,047	1,207,599

Depreciation and amortization	(554,345)	(506,902)	(504,864)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.13	0.95	1.00
Basic and diluted earnings per share	1.13	0.95	0.98
Dividends per share(3)	0.38	0.34	0.34

(1)	Certain comparative amounts have been re-presented to conform to changes in presentation in 2009, due to the nationalization of certain Venezuelan subsidiaries. For more information on the nationalization of these Venezuelan subsidiaries, see note 32 “Processes in Venezuela-Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2011	2010
Selected consolidated financial position data
Current assets	6,393,221	5,955,536
Property, plant and equipment, net	4,053,653	3,780,580
Other non-current assets	4,416,761	4,628,215

Total assets	14,863,635	14,364,331

Current liabilities	2,403,699	2,378,546
Non-current borrowings	149,775	220,570
Deferred tax liabilities	828,545	934,226
Other non-current liabilities	308,673	280,409

Total liabilities	3,690,692	3,813,751
Capital and reserves attributable to the Company’s equity holders	10,506,227	9,902,359
Non-controlling interests	666,716	648,221

Equity	11,172,943	10,550,580

Total liabilities and equity	14,863,635	14,364,331

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2011	2010	2009
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(62.5)	(61.0)	(59.7)

Gross profit	37.5	39.0	40.3
Selling, general and administrative expenses	(18.6)	(19.7)	(18.1)
Other operating income (expenses), net	0.1	1.0	0.0

Operating income	19.0	20.4	22.3
Interest income	0.3	0.4	0.4
Interest expense	(0.5)	(0.8)	(1.5)
Other financial results	0.1	(0.3)	(0.8)

Income before equity in earnings of associated companies and income tax	18.9	19.7	20.4
Equity in earnings of associated companies	0.6	0.9	1.1

Income before income tax	19.5	20.6	21.5
Income tax	(5.3)	(5.8)	(6.3)

Income for continuing operations	14.2	14.8	15.2

Discontinued Operations
Result for discontinued operations	—	—	(0.3)

Income for the year	14.2	14.8	14.8

Income attributable to:
Equity holders of the Company	13.3	14.6	14.3
Non-controlling interests	0.9	0.2	0.6

Fiscal Year Ended December 31, 2011, Compared to Fiscal Year Ended December 31, 2010

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2011		2010
Tubes	8,481.3	85%	6,676.4	87%	27%
Projects	724.2	7%	428.8	6%	69%
Others	767.0	8%	606.4	8%	26%

Total	9,972.5	100%	7,711.6	100%	29%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Tubes – Seamless	2,613	2,206	18%
Tubes – Welded	881	744	18%

Tubes – Total	3,494	2,950	18%
Projects – Welded	267	170	57%

Total – Tubes + Projects	3,761	3,120	21%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Net sales
- North America	4,133.3	3,121.7	32%
- South America	1,344.6	1,110.1	21%
- Europe	1,066.1	746.6	43%
- Middle East & Africa	1,349.4	1,263.6	7%
- Far East & Oceania	587.9	434.4	35%

Total net sales	8,481.3	6,676.4	27%
Cost of sales (% of sales)	61%	60%
Operating income	1,618.8	1,403.3	15%
Operating income (% of sales)	19%	21%

Net sales of tubular products and services increased 27% to $8,481.3 million in 2011, compared to $6,676.4 million in 2010, reflecting an 18% increase in volumes and a 7% increase in average selling prices. In North America, higher drilling activity in the United States and Canada, particularly higher oil drilling activity along with increased investments in liquid rich gas shale plays, led to significantly higher shipments partially offset by lower demand in Mexico in the first semester of 2011 due to lower drilling activity at Chicontepec, where activity recovered in the second half of the year. In South America, sales increased mainly driven by higher demand in Argentina and Colombia, led by higher oil-related drilling activity. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, as well as a recovery in sales of line pipe and mechanical products due to higher demand for HPI projects and higher industrial activity. In the Middle East and Africa, despite geopolitical turmoil, which negatively affected drilling activity in countries such as Libya and Yemen, sales increased due to higher demand for complex products in the Middle East, led by Saudi Arabia which raised its oil production output and increased its level of activity in response to the loss of Libyan exports. In the Far East and Oceania, sales grew strongly, mainly due to higher sales of OCTG in China and Indonesia and higher sales of standard pipe products in Japan related to the restoration of areas affected by the earthquake and tsunami in March 2011.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 60% to 61%, mainly due to an increase in the costs of steelmaking raw materials (e.g., iron ore and metal scrap) and hot rolled coils during the first half of the year.

Operating income from tubular products and services, increased 15% to $1,618.8 million in 2011, from $1,403.3 million in 2010. In 2010, operating income included a gain of $67.3 million from the reversal of a 2008 impairment on Prudential’s customer relationships. Excluding the gain from the impairment reversal in 2010, operating income increased 21%, mainly driven by a 27% increase in sales and a lower operating margin (19% in 2011 vs. 20% in 2010-excluding impairment reversal gain). Our operating margin decreased in the first half of 2011, following the increase in the costs of steelmaking raw materials and hot rolled coils and due to the lagged effect of pipes price variations, but recovered in the second semester.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Net sales	724.2	428.8	69%
Cost of sales (% of sales)	68%	67%
Operating income	138.8	63.7	118%
Operating income (% of sales)	19%	15%

Net sales of Projects increased 69% to $724.2 million in 2011, compared to $428.8 million in 2010, mainly reflecting a 57% increase in shipment volumes and a higher average selling price. Following two years of shipment declines, volumes increased in 2011, due to a recovery in pipeline construction activity in Brazil and Argentina, driven by projects for gas, ethanol and mineral slurry pipelines in Brazil and investments in the gas distribution network in Argentina. The higher average selling price in 2011 compared to 2010 was attributable to a better product mix.

Operating income from Projects increased 118% to $138.8 million in 2011, from $63.7 million in 2010, reflecting an increase in net sales and higher operating margins, due to a better product mix and a better absorption of fixed and semi-fixed expenses on higher sales, reflected on lower SG&A expenses as a percentage of sales, which amounted to 13.0% in 2011, compared to 18.8% in 2010.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Net sales	767.0	606.4	26%
Cost of sales (% of sales)	70%	72%
Operating income	137.1	106.5	29%
Operating income (% of sales)	18%	18%

Net sales of other products and services increased 26% to $767.0 million in 2011, compared to $606.4 million in 2010. Approximately 60% of the increase was due to higher sales of industrial equipment in Brazil, driven by higher investments in petrochemical, oil processing and nuclear facilities in the country, and the rest of the increase was due to higher sales of sucker rods in the Americas and welded pipes for electric conduits in the United States and Canada.

Operating income from other products and services, increased 29% to $137.1 million in 2011, from $106.5 million in 2010, reflecting the increase in net sales of industrial equipment, sucker rods and welded pipes for electric conduits, explained in the previous paragraph, and stable operating margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 18.6% in 2011 compared to 19.7% in 2010, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses resulted in net income of $5.0 million in 2011, compared to a net income of $78.6 million in 2010, when we recorded a gain of $67.3 million from the reversal of an impairment at our Canadian welded operations.

Net interest expenses totalled $21.6 million in 2011, compared to $31.2 million in 2010. Our net interest expenses decreased due to lower losses on interest rate swaps ($5.2 million in 2011 vs. $15.6 million in 2010) and a lower average financial position, both assets and liabilities, partially offset by slightly higher interest rates.

Other financial results generated a gain of $11.3 million in 2011, compared to a loss of $21.3 million during 2010. These results largely reflect gains and losses on net foreign exchange transactions ($65.4 million gain in 2011 compared with $26.6 million loss in 2010) and the fair value of derivative instruments ($49.3 million loss in 2011 compared with $7.2 million gain in 2010) and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of Brazilian real and the Mexican peso against the U.S. dollar (Brazilian real rate at the beginning of 2011 was USD/Brazilian real 1.67 and at the end of 2011 USD/Brazilian real 1.88; while the Mexican peso rate at the beginning of 2011 was USD/Mexican peso 12.36 and at the end of 2011 USD/Mexican peso 13.98).

Equity in earnings of associated companies generated a gain of $61.5 million in 2011, compared to $70.1 million in 2010. These gains were derived mainly from our equity investment in Ternium, which generated $60.1 million gain in 2011 and $71.3 million gain in 2010.

Income tax charges totalled $525.2 million in 2011, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to $450.0 million in 2010, equivalent to 30% of income before equity in earnings of associated companies and income tax. During 2011, the tax rate benefited from a more favorable mix of companies.

Net income increased to $1,420.7 million in 2011, compared to $1,141.0 million in 2010, mainly reflecting higher operating results.

Income attributable to equity holders was $1,331.2 million, or $1.13 per share ($2.26 per ADS), in 2011, compared to $1,127.4 million, or $0.95 per share ($1.91 per ADS) in 2010.

Income attributable to non-controlling interest was $89.6 million in 2011, compared to $13.7 million in 2010, mainly reflecting higher results at our Brazilian subsidiary, Confab. Income attributable to non-controlling interests in Confab amounted to $77.3 million in 2011 and $23.9 million in 2010, which was partially offset by losses at our Japanese subsidiary, NKK Tubes.

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

Net sales of tubular products and services amounted to $6,676.4 million in 2010, compared to $6,670.9 million in 2009, as a 27% increase in shipment volumes was offset by lower average selling prices (down 21%), as prices fell reflecting a post-crisis competitive environment with excess capacity particularly for standard products. In North America, higher oil drilling activity along with increased investments in natural gas shales and liquid rich plays in the United States and Canada and a reduction in U.S. OCTG inventory to historic levels by the end of the first quarter of 2010 led to significantly higher shipments partially offset by lower demand in Mexico due to a reduction in drilling activity in the Chicontepec and Burgos areas; prices, however, were at lower levels than in 2009. In South America, higher drilling activity and overall demand in Argentina and Colombia more than offset a decline in pipe prices. In Europe, lower sales prices and lower demand in the North Sea region due to inventory adjustment activity by our clients more than offset higher shipments of mechanical pipe products. In the Middle East and Africa, while shipments of OCTG products remained stable, sales were affected by lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales declined due to lower average selling prices.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 57% to 60%, as the reduction in costs of sales did not completely offset the reduction in average selling prices.

Operating income from tubular products and services, decreased 11% to $1,403.3 million (including a $67.3 million gain from the reversal of an 2008 impairment on Prudential’s customer relationships) in 2010, from $1,576.8 million in 2009. This decrease in operating income is primarily attributable to a decrease in gross margin (amounting to approximately 300 basis points), which more than offset that 27% increase in shipment volumes.

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

Projects net sales, decreased 57% to $428.8 million in 2010, compared to $986.5 million in 2009, reflecting a sharp decrease in shipments to gas and other pipeline projects in South America, following a strong slowdown in the implementation of major regional projects after many major projects were concluded.

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

Net sales of other products and services increased 23% to $606.4 million in 2010, compared to $491.8 million in 2009, mainly due to higher sales of sucker rods, welded pipes for electric conduits and industrial equipment, which in total accounted for more than 80% of the increase.

Operating income from other products and services, increased 279% to $106.5 million in 2010, from $28.1 million in 2009, due to an increase in net sales amounting to 23% and an improvement in operative margins, of 12 percentage points, from 6% in 2009 to 18% in 2010.

SG&A, increased as a percentage of net sales to 19.7% in 2010 compared to 18.1% in 2009, mainly due to the effect of foreign exchange currencies on fixed and semi-fixed expenses. In absolute terms SG&A increased $42.1 million to $1,515.9 million in 2010, from $1,473.8 million in 2009, mainly due to higher labor costs which increased $46.9 million as a result of the appreciation of local currencies against the U.S. dollar.

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

Other financial results generated a loss of $21.3 million in 2010, compared to $64.2 million during 2009. These results largely reflect gains and losses on net foreign exchange transactions ($26.6 million loss in 2010 compared with $73.0 million loss in 2009) and the fair value of derivative instruments ($7.2 million gain in 2010 compared with $10.5 million gain in 2009) and are to a large extent offset by changes to our net equity position. These losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar in accordance with IFRS, principally the variations of the Brazilian real, the Euro and the Japanese yen against the U.S. dollar.

Equity in earnings of associated companies generated a gain of $70.1 million in 2010, compared to a gain of $87.0 million in 2009. These gains were derived mainly from our equity investment in Ternium, which generated $71.3 million gain in 2010 and $82.2 million gain in 2009.

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

Net income decreased to $1,141.0 million in 2010, compared to $1,207.6 million in 2009, mainly reflecting lower operating results (decreased $240.1 million), partially offset by better financial results (improved $99.1 million) and lower income taxes (decreased $63.2 million).

Income attributable to equity holders was $1,127.4 million, or $0.95 per share ($1.91 per ADS), in 2010, compared to $1,161.6 million, or $0.98 per share ($1.97 per ADS) in 2009.

Income attributable to non-controlling interest was $13.7 million in 2010, compared to $46.0 million in 2009, mainly reflecting lower results at our Brazilian subsidiary. Income attributable to non-controlling interests in Confab amounted to $77.3 million in 2010, which was partially offset by losses at our Japanese subsidiary, NKK Tubes.

B.	Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2011	2010	2009
Net cash provided by operating activities	1,283.3	870.8	3,063.9
Net cash used in investing activities	(604.8)	(920.8)	(1,031.0)
Net cash used in financing activities	(667.9)	(651.6)	(2,028.7)

Increase (Decrease) in cash and cash equivalents	10.6	(701.6)	4.3
Cash and cash equivalents at the beginning of year	820.2	1,528.7	1,525.0
Effect of exchange rate changes	(17.6)	(6.9)	9.1
Decrease in cash due to deconsolidation	—	—	(9.7)
Increase due to business combinations	1.8	—	—
Increase (Decrease) in cash and cash equivalents	10.6	(701.6)	4.3

Cash and cash equivalents at the end of year	815.0	820.2	1,528.7

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2011, we counted on cash flows from operations as well as on short-term bank financing to fund our operations.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions. During 2011, our net cash position (cash and other current investments less total borrowings) increased by $48.1 million to $323.6 million at December 31, 2011, from $275.6 million at December 31, 2010.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at historical cost which approximates fair market value.

At December 31, 2011, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 8.4% of total assets compared to 10.6% at the end of 2010.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2011, U.S. dollar denominated liquid assets represented 66%, of total liquid financial assets compared to 84% at the end of 2010. As of December 31, 2011, an estimated 20% of our liquid financial assets were momentarily invested in Brazilian real-denominated instruments held at our Brazilian subsidiary, Confab, to fund the disbursement of a participation in Usiminas, which was completed in January, 2012.

Cash and cash equivalents (excluding bank overdraft) decreased by $20.2 million, to $823.7 million at December 31, 2011, compared with $843.9 million at December 31, 2010. Other current investments also decreased $245.4 million to $430.8 million as of December 31, 2011 from $676.2 million as of December 31, 2010.

Fiscal Year Ended December 31, 2011, Compared to Fiscal Year Ended December 31, 2010

Operating activities

Net cash provided by operations increased $412.5 million, from $870.8 million during 2010 to $1,283.3 million during 2011, mainly due to an increase in operating income. Working capital increased by $646.4 million during 2011, compared with an increase of $644.0 million in 2010, reflecting the continued positive trend in the level of activity. The increase in working capital during 2011 is mainly the result of the following:

•	an increase in inventories of $335.3 million, as a result of increased business activity;

•	an increase in trade receivables of $456.9 million, due to higher sales; partially offset by

•	a decrease in receivables and prepayments of $122.4 million.

Investing activities

Net cash used in investing activities in 2011 was $604.8 million, compared to $920.8 million in 2010, due to the following:

•

capital expenditures ($862.7 million in 2011, compared to $847.3 million in 2010), primarily attributable to the completion of the new small diameter rolling mill at our Veracruz facility in Mexico; partially offset by

•	a reduction in our investments in short term securities (divestments of short term securities of $245.4 million in 2011, compared to investments of $96.5 million in 2010).

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $667.9 million in 2011, compared to $651.6 million in 2010.

Dividends paid, including dividends paid to non-controlling shareholders in subsidiaries, amounted to $424.1 million in 2011, compared to $433.3 million paid in 2010.

Net repayments of borrowings (repayments less proceeds) totaled $227.2 million in 2011, compared to $215.3 million in 2010.

Our total liabilities to total assets ratio was 0.25:1 as of December 31, 2011 and 0.27:1 as of December 31, 2010.

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

Principal Sources of Funding

In 2011, we counted mainly on cash flows from operations to fund our transactions and short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2011, total financial debt decreased by 25%, to $930.9 million at December 31, 2011, from $1,244.5 million at December 31, 2010.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2011 U.S. dollar-denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 88% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2011 and 2010:

Thousands of U.S. dollars	2011	2010
Bank borrowings	909,684	1,215,246
Bank overdrafts	8,711	23,696
Other loans, including related companies	12,221	5,131
Finance lease liabilities	260	423

Total borrowings	930,876	1,244,496

The weighted average interest rates before tax (considering hedge accounting), amounted to 3.84% at December 31, 2011 and to 4.08% at December 31, 2010.

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2011	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876
Interests to be accrued	16,050	1,797	808	725	618	749	20,747

Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

Our current debt to total debt ratio increased from 0.82:1 as of December 31, 2010 to 0.84:1 as of December 31, 2011.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2011 were as follows:

Millions of U.S. dollars Date	Borrower	Type	Original Principal Amount	Outstanding Principal amount as of December 31, 2011	Maturity
June 2008	Dalmine	Bilateral	150.0	75.0	June 2013
2011	Siderca	Bank loans	339.7	339.7	Several in 2012
2011	Tamsa	Bank loans	250.9	250.9	Several in 2012 & 2013

For information on Confab’s borrowing as of January 2012, please see Item 5.G. “Operating and Financial Review and Prospects –Recent Developments – Acquisition of participation in Usiminas”.

As of December 31, 2011, Tenaris was in compliance with all of its financial and other covenants.

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

With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In 2009, global oil prices rose from their low of $30 per barrel and subsequently fluctuated within a $70-$90 per barrel range until the end of 2010 as global oil demand, led by increased consumption in non-OECD countries, began to recover in the second half of the year and OPEC producers adjusted their production output. Since the end of 2010, oil prices have risen further and have increased in volatility following political uprisings in North Africa and the Middle East and increased geopolitical tensions in the Middle East. North American gas prices, however, remained low (in the range of $3-6 million BTU) and since the middle of 2011 have been falling to even lower levels as increases in production have exceeded increases in consumption putting pressure on gas storage capacity. Advances in drilling technology have encouraged producers to develop productive gas shale deposits, which resulted in continuing increases in U.S. gas production in 2009, 2010 and 2011 despite a substantial drop in gas drilling activity compared to the five years from 2003 to 2008. This development initially impacted gas prices in the rest of the world, as it coincided with an increase in LNG capacity, much of which was built in the expectation of growing demand for gas imports in the United States, but in 2011, spot LNG prices rose to high levels due to increases in demand, particularly following the shutdown of nuclear capacity in the aftermath of the Fukushima disaster in Japan. Global drilling activity, following the decrease in 2009, has recovered with strong increases in 2010 and 2011; the annual average of the international count of active drilling rigs, published by Baker Hughes, increased 7% in 2011 compared to 2010 and 10% in 2010 compared to 2009, while the corresponding rig count in the United States and Canada, increased 21% in 2011 compared to 2010 and 45% in 2010 compared to 2009. The increase in drilling activity in the United States and Canada, particularly in 2011, has been driven by a surge in oil drilling deploying the horizontal drilling and hydraulic fracturing technologies applied in shale gas drilling, which has more than compensated for declining gas drilling.

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

Rig count

	2011	2010	2009	2008	2007
International	1,168	1,094	997	1,079	1,005
Canada	423	351	221	379	343
United States	1,875	1,541	1,086	1,878	1,768

Worldwide	3,466	2,985	2,304	3,336	3,116

Percentage increase (decrease) over the previous year

	2011	2010	2009	2008
International	7%	10%	(8%)	7%
Canada	21%	59%	(42%)	10%
United States	22%	42%	(42%)	6%

Worldwide	16%	30%	(31%)	7%

We expect that demand for tubular products for complex applications will grow at a faster pace than that for products for standard applications as investments will take place in more difficult operating environments. In 2012, drilling activity in North America is expected to remain close to current levels, with lower dry gas drilling activity to a large extent offset by an increase in oil and liquids directed drilling. In the rest of the world, drilling activity is expected to continue to increase supported by current oil and gas prices and led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling. Accordingly, sales are expected to grow in 2012 compared to 2011.

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

The following table summarizes our contractual obligations at December 31, 2011, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Thousands of U.S. dollars

	Payments Due by Period as of December 31, 2011
Contractual Obligations and Commitments	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Borrowings	930,616	780,941	119,337	15,331	15,007
Finance Lease Obligations	260	160	100	—	—

Total Borrowings	930,876	781,101	119,437	15,331	15,007
Interest to be accrued (1)	20,747	16,050	2,605	1,343	749
Purchase Commitments	526,792	367,589	70,757	70,757	17,689

Total Contractual Obligations and Commitments	1,478,415	1,164,740	192,799	87,431	33,445

(1)	Interest to be accrued approximates estimated interest payments

Most purchase commitments as of December 31, 2010, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America.

In addition to the contractual obligations and commitments disclosed in the previous table, as of December 31, 2011, our Brazilian subsidiary, Confab, had a share purchase agreement for 2.5% of the total share capital of Usiminas, amounting to approximately $500 million, which was paid on January 16, 2012. For further information on the acquisition of participation in Usiminas, please see Item 5.G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of participation in Usiminas”.

G.	Recent Developments

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

Acquisition of participation in Usiminas

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab, acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share is Brazilian real 36, representing a total cost to Confab of approximately $500 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Tenaris accomplishes Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012, a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, we launched the offer for a price in cash in Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, we attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012 we acquired 6,070,270 additional Confab shares in the market at the same price. Our total investment in Confab shares pursuant to these transactions amounts to BRL1,311.8 million, or approximately $697.4 million.

Upon settlement of the offer and these subsequent purchases on April 26, 2012, we hold in the aggregate approximately 95.9% of Confab.

Under applicable Brazilian rules, the remaining holders of Confab shares will have the option to sell their shares to the offeror at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) at any time during the 90-day period following April 23, 2012. In addition, Confab will have the right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate); upon completion of such redemption, Confab will become a wholly-owned subsidiary of Tenaris.

The aggregate amount payable for the remaining Confab shares (as of April 23, 2012, totaling 16,617,646 shares, or approximately 4.1% of Confab’s share capital) will be approximately BRL98 million, or approximately US$52.1 million.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

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

Under the Company’s articles of association, until August 2, 2012, the board of directors is authorized to increase the issued share capital within the limits of the authorized capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. The Company’s board of directors has proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, that the authorization to increase our issued share capital within the limits of the authorized capital be renewed and extended until the end of the fifth anniversary of the date of the publication of the deed recording the minutes of such shareholders meeting.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2011
Roberto Bonatti(1)	Director	President of San Faustin	9	62
Carlos Condorelli	Director	Director of Tenaris and Ternium	5	60
Carlos Franck	Director	President of Santa María	9	61
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	7	72
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	9	63
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	10	59
Jaime Serra Puche	Director	Chairman of SAI Consultores	9	60
Alberto Valsecchi	Director	Director of Tenaris	4	67
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	9	69
Guillermo Vogel	Director	Vice chairman of Tamsa	9	61

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium and Siderca. Mr. Bonatti is an Italian citizen.

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

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

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

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado S.A.B. de C.V, the vice chairman of Estilo y Vanidad S.A. de C.V. and a member of the board of directors of each of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council, the Universidad Panamericana and the IPADE. In addition, he is a member of the board of directors and the investment committee of the Corporación Mexicana de Inversiones de Capital. Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company’s articles of association.

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

A director will not be liable for acts committed in accordance with a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the shareholders passed by a simple majority vote, irrespective of the number of shares present or represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

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

Our independent auditor for the fiscal year ended December 31, 2011, appointed by the shareholders’ meeting held on June 1, 2011, was PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agree in connection with all of our annual accounts and financial statements.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2011
Paolo Rocca	Chairman and Chief Executive Officer	59
Ricardo Soler	Chief Financial Officer	60
Renato Catallini	Supply Chain Director	45
Guillermo Moreno	Planning Director	47
Carlos Pappier	Chief Information Officer	50
Marco Radnic	Human Resources Director	62
Marcelo Ramos	Technology Director	48
Vincenzo Crapanzano	Industrial Director	59
Germán Curá	North American Area Manager	49
Sergio de la Maza	Central American Area Manager	55
Javier Martínez Alvarez	Southern Cone Area Manager	45
Alejandro Lammertyn	Eastern Hemisphere Area Manager	46
Luca Zanotti	European Area Manager	44
Guillermo Noriega	Advisor to the Chief Executive Officer	61

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

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

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is a United States citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2011 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the years ended December 31, 2011, 2010 and 2009, amounted to $27.6 million, $18.6 million and $18.2 million, respectively. In addition, directors and senior management received, 555 thousand, 485 thousand and 436 thousand units, for a total amount of $4.9 million, $4.1 million and $3.4 million, respectively, in connection with the Employee retention and long term incentive program described in note O (d) “Employee benefits – Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C.	Board Practices

See Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors”.

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

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2011
Argentina	7,060
Mexico	4,714
United States	3,539
Brazil	3,389
Italy	2,522
Romania	1,415
Canada	1,333
Indonesia	745
Japan	614
Other Countries	1,649

Total employees	26,980

At December 31, 2010 and December 31, 2009, the number of persons employed by Tenaris was 25,422 and 22,591 respectively.

The number of our employees increased during 2011, from 25,422 at December 2010, to 26,980 at December 2011. The increase in our workforce resulted primarily from a growing activity level as industry economic conditions improved and production at our plants increased.

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

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of March 31, 2012 was 1,417,269, which represents 0.12% of our outstanding shares.

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

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Directors and senior management as a group	1,417,269	0.12%
Public	406,329,974	34.42%

Total	1,180,536,830	100.0%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings. Techint Holdings (formerly known as I.I.I. Industrial Investments Inc.) transferred its domicile from the Cayman Island to Luxembourg and San Faustin (formerly known as San Faustin N.V.) also transferred its domicile from Curacao to Luxembourg. In connection with San Faustin’s 2011 redomiciliation from Curacao to Luxembourg, San Faustin’s controlling entity Rocca & Partners S.A. organized the Dutch private foundation (Stichting) RP STAK. RP STAK holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	On April 27, 2011 Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries informed the Company, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it was deemed to be the beneficial owner of 59,184,400 ordinary shares of the Company, par value U.S.$ 1.00 per share, representing 5.01% of the Company’s issued and outstanding capital and votes.

As of March 31, 2012, 145,929,069 ADSs (representing 291,858,138 Shares, or 25% of all issued and outstanding Shares of the Company) were registered in the name of approximately 424 holders resident in the United States.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase flat steel products, steel bars and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $86.6 million, $126.5 million and $24.7 million in 2011, 2010 and 2009, respectively.

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $2.3 million, $19.8 million and $8.9 million in 2011, 2010 and 2009, respectively.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $2.8 million, $18.5 million and $4.4 million in 2011, 2010 and 2009, respectively.

Additionally, we have entered into an agreement that granted us an eigth-year preferential right to purchase up to 250,000 tons of round steel bars per year, for use in our seamless steel pipe operations in Mexico. Purchases within this agreement amounted to $77.9 million in 2011.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $27.8 million, $29.5 million, and $14.2 million in 2011, 2010 and 2009, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $14.0 million, $14.1 million and $13.5 million in 2011, 2010 and 2009, respectively.

Purchase Agency Services

Exiros, in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $38.7 million, $33.9 million and $30.3 million in 2011, 2010 and 2009, respectively.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $15.2 million, $12.2 million and $5.5 million in 2011, 2010 and 2009, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.4 million, $1.2 million and $1.1 million in 2011, 2010 and 2009, respectively.

Litoral Gas’s sales to Tenaris totaled $2.5 million in 2011 and 2010 and $2.7 million in 2009.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $101.1 million, $127.7 million and $64.3 million in 2011, 2010 and 2009, respectively.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by San Faustin amounted to $110.4 million, $105.8 million and $76.7 million in 2011, 2010 and 2009, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•

We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $4.5 million, $4.3 million and $4.0 million in 2011, 2010 and 2009, respectively.

•	We provide administrative services to Exiros and other related parties. Sales of these services amounted to $1.7 million, $2.3 million and $2.6 million in 2011, 2010 and 2009, respectively.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $12.4 million, $10.8 million and $11.2 million in 2011, 2010 and 2009, respectively.

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

As of June 30, 2009, the Company ceased consolidating Matesi’s results and other financial data and classified its investment in Matesi as an available-for-sale financial asset, with Matesi’s results and cash flows during each period prior to June 30, 2009 being presented as discontinued operations. Prior to the de-consolitation, Matesi purchased supplies and spare parts from HyL Technologies S.A. de C.V., or HyL, a Mexican company controlled by San Faustin, involved in marketing and implementation of direct reduction plants. Matesi paid to HyL $1.5 million in 2009.

Other Transactions

We contracted pipe coating services from Socotherm Brasil S.A. (an associated company in which we hold 50% of the share capital), for an amount of $37.1 million, $17.3 million and $46.3 million in 2011, 2010 and 2009, respectively.

We purchased welded steel pipes from Ternium, amounting to $0.7 million, $4.5 million and $1.9 million in 2011, 2010 and 2009, respectively, which were sold by Tamsa as part of major projects.

We entered into various contracts with Tenova S.pA., a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities in Argentina, Italy, Mexico, Romania and the United States. Supplies received amounted to $10.3 million in 2011 and $14.7 million in 2010.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-64 for our audited consolidated financial statements.

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

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of Argentine pesos 107.8 million (approximately $25.2 million) at December 31, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in our audited consolidated financial statements.

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

Previously Reported Legal Proceedings

Settlement with U.S. governmental authorities

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the SEC and the DOJ, and cooperated in the investigations conducted by the SEC and the DOJ.

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

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2011, the Company’s legal reserve represented 10% of its share capital.

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

As of March 31, 2012, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2012, a total of 291,858,138 Shares were registered in the name of the depositary for the Company’s ADR program. On March 31, 2012, the closing sale price for the ADSs on the NYSE was $38.23, the closing sale price of the Shares on the Italian Stock Exchange was Euro 14.30, on the Buenos Aires Stock Exchange was Argentine pesos 99.60 and on the Mexico Stock Exchange was Mexican pesos 254.15.

New York Stock Exchange

As of March 31, 2012, a total of 145,929,069 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. Since February 28, 2008, The Bank of New York Mellon has acted as the Company’s depositary for issuing ADSs evidencing Shares, as successor depositary agent to JP Morgan Chase. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2007	High	Low
Full year	54.75	41.48

	Price per ADS
2008	High	Low
Full year	74.50	15.39

	Price per ADS
2009	High	Low
Full year	42.93	15.10

	Price per ADS
2010	High	Low
First quarter	47.41	41.43
Second quarter	45.43	34.35
Third quarter	41.62	33.50
Fourth quarter	49.09	37.99
Full year	49.09	33.50

	Price per ADS
2011	High	Low
First quarter	49.46	43.37
Second quarter	50.79	43.55
Third quarter	47.70	25.45
Fourth quarter	38.28	24.08
Full year	50.79	24.08

	Price per ADS
Last Six Months	High	Low
October 2011	34.51	24.08
November 2011	37.28	30.26
December 2011	38.28	34.21
January 2012	40.74	38.36
February 2012	42.16	37.89
March 2012	42.13	38.02

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2007	High	Low
Full year	19.29	14.96

	Price per Share
2008	High	Low
Full year	23.33	6.34

	Price per Share
2009	High	Low
Full year	15.04	5.97

	Price per Share
2010	High	Low
First quarter	17.27	14.97
Second quarter	16.82	13.77
Third quarter	15.74	13.04
Fourth quarter	18.65	13.80
Full year	18.65	13.04

	Price per Share
2011	High	Low
First quarter	18.51	15.70
Second quarter	17.68	15.19
Third quarter	16.42	9.51
Fourth quarter	14.29	9.06
Full year	18.51	9.06

	Price per Share
Last Six Months	High	Low
October 2011	12.18	9.06
November 2011	13.85	10.84
December 2011	14.29	13.15
January 2012	15.70	14.91
February 2012	15.69	14.43
March 2012	15.94	14.30

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

	Price per Share
2007	High	Low
Full year	86.45	63.70

	Price per Share
2008	High	Low
Full year	117.86	27.49

	Price per Share
2009	High	Low
Full year	80.70	28.47

	Price per Share
2010	High	Low
First quarter	91.91	80.53
Second quarter	87.29	68.80
Third quarter	81.02	65.86
Fourth quarter	98.60	74.76
Full year	98.60	65.86

	Price per Share
2011	High	Low
First quarter	104.20	91.30
Second quarter	108.00	93.90
Third quarter	100.20	59.80
Fourth quarter	90.20	56.75
Full year	108.00	56.75

	Price per Share
Last Six Months	High	Low
October 2011	84.50	56.75
November 2011	85.80	74.60
December 2011	90.20	79.90
January 2012	94.70	90.40
February 2012	99.00	90.00
March 2012	105.00	93.05

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

	Price per Share
2007	High	Low
Full year	295.00	233.00

	Price per Share
2008	High	Low
Full year	349.72	105.36

	Price per Share
2009	High	Low
Full year	281.77	122.44

	Price per Share
2010	High	Low
First quarter	298.25	263.15
Second quarter	264.56	220.12
Third quarter	258.64	218.82
Fourth quarter	305.00	249.09
Full year	305.00	218.82

	Price per Share
2011	High	Low
First quarter	303.44	270.00
Second quarter	298.00	259.10
Third quarter	365.00	160.60
Fourth quarter	258.55	186.31
Full year	365.00	160.60

	Price per Share
Last Six Months	High	Low
October 2011	225.45	186.31
November 2011	No trading
December 2011	258.55	246.23
January 2012	273.50	260.00
February 2012	261.07	260.00
March 2012	259.00	248.30

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

See Item 9.A. “The Offer and Listing—Offer and Listing Details”.

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

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2012, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

The Company’s articles of association authorize the board of directors until August 2, 2012, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. The Company’s board of directors has proposed for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, that the authorization to increase our share capital within the limits of the authorized share capital be renewed and extended until the end of the fifth anniversary of the date of the publication of the deed recording the minutes of such shareholders meeting. Under the Company’s articles of association, any issuance of new Shares pursuant to the authorization granted to its board of directors must grant its existing shareholders a preferential right to subscribe for such newly-issued Shares, except:

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2011. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements and annual accounts, included in this annual report will take place in Luxembourg, on Wednesday 2nd of May, 2012 at 11:00 A.M., Luxembourg time. Immediately after the adjournment of the annual general shareholders’ meeting, an extraordinary general shareholders’ meeting will be held.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

A description of the items of the agendas of the meetings is incorporated by reference to the sections titled “Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted” and “Extraordinary General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 3, 2012, (File No. 001-31518 12736333).

A description of the procedures for attending and voting at one or both of the meetings is incorporated by reference to “Holders of Shares: procedures for attending and voting at one or both Meetings” and “Holders of ADRs: procedures for voting at one or both Meetings” the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 3, 2012, (File No. 001-31518 12736333).

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

BNP Paribas Securities Services (Luxembourg branch) maintains the Company’s shareholders’ register.

Repurchase of Company Shares

The Company may repurchase its own Shares in the cases and subject to the conditions set by the Luxembourg Companies Law and, in the case of acquisitions of Shares or ADSs made through a stock exchange in which Shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchases” for more information on the authorization granted by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase Shares of the Company, including Shares represented by ADSs.

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

Argentina

Since 2002, the Argentine government has maintained a “dirty” float of the peso. In addition, following the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,562 in January 2002, several rules and regulations have been introduced to reduce volatility in the Argentine pesos/US$ exchange rate. Below is a summary of the principal limitations on the transfer of foreign currency in and out of Argentina:

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

•

funds from export revenues or financial loans received that are credited in foreign currency overseas must be converted into local currency and credited to a local banking account within a specific period of time;

•	purchases of foreign currency must be cleared in advance by the Argentine federal tax authority;

•

all payments of import of goods (despite its materiality) and services (above a specified threshold) must be cleared in advance by the Argentine federal tax authority and other competent authorities, such as the Secretary of Interior Commerce (Secretaría de Comercio Interior); and

•

all payments of royalties (above a specified threshold) for intellectual property rights are subject to the Argentine Central Bank’s approval when, among other circumstances, the beneficiary of the payment is an affiliate of the Argentine company making the relevant payment.

Regulations issued by the Argentine Central Bank establish specific exceptions pursuant to which some of these requirements may not apply to foreign trade, export finance-related transactions and certain medium term financial loans (subject to compliance with certain requirements), nor to the primary placement of publicly traded securities listed in one or more regulated markets.

During the last years, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Also, since October 2008, the time periods for the repatriation of export revenues credited in foreign currency overseas were, in practice, substantially shortened.

The market exchange rate of the Argentine peso against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market, and is indirectly influenced by Argentine governmental actions carried out through certain public bodies, including the Argentine Central Bank. During 2011, the Argentine Central Bank maintained the value of the U.S. dollar between Argentine pesos 4.0 and Argentine pesos 4.3 per U.S. dollar.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor Shares or ADSs of the Company other than a Luxembourg Holder.

Corporate Reorganization

Tenaris S.A. was established as a Luxembourg société anonyme holding under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate income tax and Luxembourg withholding tax over dividends distributed to shareholders.

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

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization was completed in 2011.

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

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their Shares or ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of Shares or ADSs that takes place within the first six months following their acquisition.

If such Shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company2 will be taxable at a special rate, but after a holding period of six months. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

2	Or if the Luxembourg resident individuals have received the shares for no consideration within the last 5 years and that the former holder held at least 10% in the capital of the company at any moment during said 5 years.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of Shares or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such Shares or ADSs if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of Shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which Shares or ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such Shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the Shares or ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the Shares or ADSs are attributable, will bear corporate income tax on a gain realized on a disposal of such Shares or ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions imputed for tax purposes to newly accumulated profits of the Company (on an unconsolidated basis) are subject to a withholding tax of 15% computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

Nevertheless, no withholding tax applies if the distribution is made to:

•	a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law),

•

an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30th, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE),

•	a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,

•	a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,

•

an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and

•

a Luxembourg permanent establishment of one of the above-mentioned categories (except (iv)), provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, Shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least Euro 1,200,000.

Luxembourg Holders

With the exception of a Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporate tax, must include the distributions paid on the Shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Net wealth tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the Shares or ADSs held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the Shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen of long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of dividends

U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Shares or ADSs generally will be qualified dividend income but there can be no assurance in this regard.

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.

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

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies applicable to counterparty exposure and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with Section III, “Financial Risk Management” to our audited consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2011 and 2010 which included fixed and variable interest rate obligations, detailed by currency and maturity date:

At December 31, 2011	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	78,328	887	1,112	863	3,018	84,208
Floating rate	—	32,581	7,641	7,641	5,715	11,989	65,567

Current Debt
Fixed rate	567,726	—	—	—	—	—	567,726
Floating rate	213,375	—	—	—	—	—	213,375

	781,101	110,909	8,528	8,753	6,578	15,007	930,876

At December 31, 2010	Expected maturity date
	2011	2012	2013	2014	2015	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	56,017	806	540	414	153	57,930
Floating rate	—	98,210	32,397	7,459	7,459	17,115	162,640

Current Debt
Fixed rate	583,808	—	—	—	—	—	583,808
Floating rate	440,118	—	—	—	—	—	440,118

	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering hedge accounting), amounted to 3.84% at December 31, 2011 and to 4.08% at December 31, 2010.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2011 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 88% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2011, we had variable interest rate debt of $278.9 million and fixed rate debt of $651.9 million. This risk is to a great extent mitigated by our investment portfolio.

In addition, we have entered into foreign exchange derivatives contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates.

Interest Rate Coverage

There were no interest rate derivatives outstanding at December 31, 2011. At December 31, 2010, we had variable interest rate swaps with knock-in provisions according to the following schedule:

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2011, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 4%.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these hedging transactions are forward exchange rate contracts.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) which impact our profit and loss as of December 31, 2011.

All amounts in thousands of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(181,622)
U.S. dollar	Japanese Yen	68,366
U.S. dollar	Euro	(66,272)
U.S. dollar	Brazilian real	(64,060)
Mexican Peso	U.S. dollar	56,652
Canadian dollar	U.S. dollar	(23,670)

The main relevant exposure as of December 31, 2011 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

At December 31, 2011 and 2010, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2011
US$/MXP	Mexican Peso Forward purchases	260,327	12.26	2013	(41,163)
BRL/US$	Brazilian Real Forward sales	53,817	1.79	2012	3,260
US$/ARS	Argentine Peso Forward purchases	352,920	4.53	2012	(842)
CAD/US$	Canadian Dollar Forward sales	63,828	1.03	2012	(749)
Others		—	—	—	(308)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	198,927	1.03	2017	435

					(39,367)

Thousands of U.S. dollars
Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2010
US$/ARS	Argentine Peso Forward purchases	369,846	4.34	2011	24,819
US$/MXP	Mexican Peso Forward purchase / sales	220,235	12.83	2011	1,451
US$/JPY	Japanese Yen Forward purchases	50,021	83,20	2011	1,043
CAD/US$	Canadian Dollar Forward sales	62,438	1.02	2011	(1,563)
KWD/US$	Kuwaiti Dinar Forward sales	55,482	0.29	2011	(1,732)
BRL/US$	Brazilian Real Forward sales	32,156	1.80	2011	(2,087)
Others		—	—	—	(285)

US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	227,596	1.03	2017	3,278

					24,924

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

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2011, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $8.2 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2011.

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

Not applicable.

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

Fees payable by the Depositary to the Company

Fees incurred in 2011

For the year ended December 31, 2011, the Company received from the Depositary $2.25 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-5(e) under the Exchange Act) as of December 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2011, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2011, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé, an independent registered public accounting firm, as stated in their report included herein. See “Consolidated Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at: http://ir.tenaris.com/codeOfConduct.cfm.

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2011 and 2010 PwC served as the principal external auditor for the Company. Fees payable to PwC in 2011 and 2010 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2011	2010
Audit Fees	5,398	4,291
Audit-Related Fees	99	77
Tax Fees	151	161
All Other Fees	4	88

Total	5,652	4,617

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

All Other Fees

Other fees paid to PwC include fees for the support in the development of training courses and the implementation of certain information technology systems.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2011 or 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2011, to our knowledge, there were no purchases of any class of registered equity securities of the Company by the Company or any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

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

Item 16F.	Change in Registrant’s Certifying Accountant

Our independent auditors are appointed annually for one-year terms. Following our recent corporate reorganization (see Item 10.E. “Additional Information – Taxation – Corporate Reorganization”), our central financial reporting and bookkeeping functions were relocated to Luxembourg. As a result, the Company, Price Waterhouse & Co S.R.L. (PwC’s Argentine member firm), or PwC Argentina, and PricewaterhouseCoopers S.à r.l. (PwC’s Luxembourg member firm), or PwC Luxembourg, agreed that, upon the expiration of the engagement of PwC Argentina for the year ended December 31, 2010, PwC Argentina would cease to act as the Company’s principal auditor and, subject to approval by the Company’s shareholders, PwC Luxembourg would take over that role. PwC Luxembourg was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2011 at the ordinary general shareholders’ meeting held on June 1, 2011. PwC Argentina continues to participate in the audit process of the Company and its Argentine subsidiaries.

Item 16G.	Corporate Governance

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

Non-management directors’ meetings

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

Audit committee

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

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or the Company’s articles of association. The Company’s board of directors, however, has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of a financial expert as consultants. See Item 16A. “Audit Committee Financial Expert”.

Standards for evaluating director independence

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

Audit committee responsibilities

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

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity based compensation to our directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see Item 6.B. “Directors, Senior Management and Employees– Compensation”.

Disclosure of corporate governance guidelines

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

Code of business conduct and ethics

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

Chief executive officer certification

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-64 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers S.àr.1., Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

15.3	Item 16F letter issued by Price Waterhouse & Co. S.R.L.

*	The Updated and Consolidated Articles of Association are incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 30, 2011 (File No. 001-31518).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on August 9, 2009 (Registration No. 333-168673).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2011 present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)

R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers S.à r.l.	Luxembourg, April 30, 2012

Represented by

/s/ Mervyn R. Martins
Mervyn R. Martins

PricewaterhouseCoopers S.à r.l., 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°00123693)

R.C.S. Luxembourg B 65 477 - Capital social EUR 516 950 - TVA LU17564447

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the consolidated statement of financial position as of December 31, 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010 present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

June 30, 2011

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Diego M. Niebuhr (Partner)
Diego M. Niebuhr

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

© 2011 In Argentina, the member firms of the global network fo PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,
(all amounts in thousands of U.S. dollars, unless otherwise stated)	Notes	2011	2010	2009
Continuing operations
Net sales	1	9,972,478	7,711,598	8,149,320
Cost of sales	1 & 2	(6,229,526)	(4,700,810)	(4,864,922)

Gross profit		3,742,952	3,010,788	3,284,398
Selling, general and administrative expenses	1 & 3	(1,853,244)	(1,515,870)	(1,473,791)
Other operating income	5 (i)	11,541	85,658	7,673
Other operating expenses	5 (ii)	(6,491)	(7,029)	(4,673)

Operating income		1,894,758	1,573,547	1,813,607
Interest income	6	30,840	32,855	30,831
Interest expense	6	(52,407)	(64,103)	(118,301)
Other financial results	6	11,268	(21,305)	(64,230)

Income before equity in earnings of associated companies and income tax		1,884,459	1,520,994	1,661,907
Equity in earnings of associated companies	7	61,509	70,057	87,041

Income before income tax		1,945,968	1,591,051	1,748,948
Income tax	8	(525,247)	(450,004)	(513,211)

Income for continuing operations		1,420,721	1,141,047	1,235,737

Discontinued operations
Result for discontinued operations	29	—	—	(28,138)

Income for the year		1,420,721	1,141,047	1,207,599

Attributable to:
Equity holders of the Company		1,331,157	1,127,367	1,161,555
Non-controlling interests		89,564	13,680	46,044

		1,420,721	1,141,047	1,207,599

Earnings per share attributable to the equity holders of the Company during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Continuing and Discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)	9	1.13	0.95	0.98
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.26	1.91	1.97
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.13	0.95	1.00
Basic and diluted earnings per ADS (U.S. dollars per ADS)		2.26	1.91	2.00

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Income for the year	1,420,721	1,141,047	1,207,599
Other comprehensive income:
Currency translation adjustment	(325,789)	108,184	357,511
Changes in the fair value of derivatives held as cash flow hedges	983	7,649	1,384
Share of other comprehensive income of associates:
- Currency translation adjustment	(43,278)	11,413	(1,302)
- Changes in the fair value of derivatives held as cash flow hedges	730	1,049	2,722
Income tax relating to components of other comprehensive income (*)	(2,234)	(3,316)	2,089

Other comprehensive income for the year, net of tax	(369,588)	124,979	362,404

Total comprehensive income for the year	1,051,133	1,266,026	1,570,003

Attributable to:
Equity holders of the Company	1,010,520	1,211,945	1,423,986
Non-controlling interests	40,613	54,081	146,017

	1,051,133	1,266,026	1,570,003

(*) Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)	Notes	At December 31, 2011		At December 31, 2010
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,053,653		3,780,580
Intangible assets, net	11	3,375,930		3,581,816
Investments in associated companies	12	670,248		671,855
Other investments	13	2,543		43,592
Deferred tax assets	21	234,760		210,523
Receivables	14	133,280	8,470,414	120,429	8,408,795

Current assets
Inventories	15	2,806,409		2,460,384
Receivables and prepayments	16	241,801		282,536
Current tax assets	17	168,329		249,317
Trade receivables	18	1,900,591		1,421,642
Available for sale assets	32	21,572		21,572
Other investments	19	430,776		676,224
Cash and cash equivalents	19	823,743	6,393,221	843,861	5,955,536

Total assets			14,863,635		14,364,331

EQUITY
Capital and reserves attributable to the Company’s equity holders			10,506,227		9,902,359
Non-controlling interests			666,716		648,221

Total equity			11,172,943		10,550,580

LIABILITIES
Non-current liabilities
Borrowings	20	149,775		220,570
Deferred tax liabilities	21	828,545		934,226
Other liabilities	22 (i)	233,653		193,209
Provisions	23 (ii)	72,975		83,922
Trade payables		2,045	1,286,993	3,278	1,435,205

Current liabilities
Borrowings	20	781,101		1,023,926
Current tax liabilities	17	344,932		207,652
Other liabilities	22 (ii)	286,762		233,590
Provisions	24 (ii)	33,605		25,101
Customer advances		55,564		70,051
Trade payables		901,735	2,403,699	818,226	2,378,546

Total liabilities			3,690,692		3,813,751

Total equity and liabilities			14,863,635		14,364,331

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	—	—	—	—	—	1,331,157	1,331,157	89,564	1,420,721

Currency translation adjustment	—	—	—	(276,507)	—	—	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	—	—	—	—	(1,582)	—	(1,582)	334	(1,248)
Share of other comprehensive income of associates	—	—	—	(43,278)	730	—	(42,548)	—	(42,548)

Other comprehensive income for the year	—	—	—	(319,785)	(852)	—	(320,637)	(48,951)	(369,588)

Total comprehensive income for the year	—	—	—	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133

Acquisition and increase of non-controlling interests	—	—	—	—	(1,930)	—	(1,930)	577	(1,353)
Treasury shares held by associated companies	—	—	—	—	(3,339)	—	(3,339)	—	(3,339)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(22,695)	(424,078)

Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

	Attributable to equity holders of the Company
(all amounts in thousands of U.S. dollars)	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	—	—	—	—	—	1,127,367	1,127,367	13,680	1,141,047

Currency translation adjustment	—	—	—	67,473	—	—	67,473	40,711	108,184
Hedge reserve, net of tax	—	—	—	—	4,643	—	4,643	(310)	4,333
Share of other comprehensive income of associates	—	—	—	11,413	1,049	—	12,462	—	12,462

Other comprehensive income for the year	—	—	—	78,886	5,692	—	84,578	40,401	124,979

Total comprehensive income for the year	—	—	—	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026

Acquisition and increase of non-controlling interests	—	—	—	—	(367)	—	(367)	(2,651)	(3,018)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(31,881)	(433,264)

Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

	Attributable to equity holders of the Company
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the year	—	—	—	—	—	1,161,555	1,161,555	46,044	1,207,599

Currency translation adjustment	—	—	—	254,614	—	—	254,614	102,897	357,511
Hedge reserve, net of tax	—	—	—	—	6,397	—	6,397	(2,924)	3,473
Share of other comprehensive income of associates	—	—	—	(1,302)	2,722	—	1,420	—	1,420

Other comprehensive income for the year	—	—	—	253,312	9,119	—	262,431	99,973	362,404

Total comprehensive income for the year	—	—	—	253,312	9,119	1,161,555	1,423,986	146,017	1,570,003

Acquisition and decrease of non-controlling interests	—	—	—	—	(783)	—	(783)	3,425	2,642
Change in equity reserves	—	—	—	—	21	—	21	—	21
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(46,086)	(553,717)

Balance at December 31, 2009	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2010 and 2009 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2011	2010	2009
Cash flows from operating activities
Income for the year		1,420,721	1,141,047	1,207,599
Adjustments for:
Depreciation and amortization	10 & 11	554,345	506,902	504,864
Income tax accruals less payments	28 (ii)	117,633	(57,979)	(458,086)
Equity in earnings of associated companies	7	(61,509)	(70,057)	(86,179)
Interest accruals less payments, net	28 (iii)	(24,880)	17,700	(24,167)
Changes in provisions		(2,443)	(364)	(7,268)
Impairment reversal	5	—	(67,293)	—
Changes in working capital	28 (i)	(646,369)	(644,050)	1,737,348
Other, including currency translation adjustment		(74,194)	44,914	189,837

Net cash provided by operating activities		1,283,304	870,820	3,063,948

Cash flows from investing activities
Capital expenditures	10 & 11	(862,658)	(847,316)	(460,927)
Acquisitions of subsidiaries and associated companies	27	(11,254)	(302)	(64,029)
Proceeds from disposal of property, plant and equipment and intangible assets		6,431	9,290	16,310
Dividends and distributions received from associated companies	12	17,229	14,034	11,420
Changes in investments in short terms securities		245,448	(96,549)	(533,812)

Net cash used in investing activities		(604,804)	(920,843)	(1,031,038)

Cash flows from financing activities
Dividends paid		(401,383)	(401,383)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(22,695)	(31,881)	(46,086)
Acquisitions of non-controlling interests	27	(16,606)	(3,018)	(9,555)
Proceeds from borrowings		726,189	647,608	631,544
Repayments of borrowings		(953,413)	(862,921)	(2,096,925)

Net cash used in financing activities		(667,908)	(651,595)	(2,028,653)

Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257

Movement in cash and cash equivalents
At the beginning of the year		820,165	1,528,707	1,525,022
Effect of exchange rate changes		(17,561)	(6,924)	9,124
Decrease in cash due to deconsolidation	32	—	—	(9,696)
Increase due to business combinations		1,836	—	—
Increase / (Decrease) in cash and cash equivalents		10,592	(701,618)	4,257

At December 31,	28 (iv)	815,032	820,165	1,528,707

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value hierarchy	32	Processes in Venezuela
D	Fair value estimation	33	Fees paid to the Company’s principal accountant
E	Accounting for derivative financial instruments and hedging activities	34 35	Subsequent events Update as of April 30, 2012

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on February 23, 2012.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

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

(1)	New and amended standards effective in 2011 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on 1 January 2011 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

•	International Accounting Standard (“IAS”) 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future. IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

•	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

A	Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

•	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

•	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

•	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

•	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

The Company’s management has not assessed the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

B	Group accounting (Cont.)

(1)	Subsidiaries (Cont.)

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

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

At December 31, 2011, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

•	Both the Company and Ternium are under the indirect common control of San Faustin S.A.

•	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors.

•

Under the shareholders agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

B	Group accounting (Cont.)

(2)	Associates (Cont.)

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2011, 2010 and 2009, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C	Segment information

The Company is organized in two major business segments: Tubes and Projects, which are also the reportable operating segments.

For purposes of this determination, the Company considered not only the nature of products and services, the economic characteristics and financial effects of each business activities in which the entity engages and the related economic environment in which it operates but also factors such as the nature of the production processes, the type or class of customer for the products and services and the method used to distribute the products or provide the related services.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

D	Foreign currency translation (Cont.)

(1)	Functional and presentation currency (Cont.)

Tenaris determined that the functional currency of its Argentine subsidiaries (i.e., Siderca S.A.I.C. (“Siderca”) and its subsidiaries in that country) is the U.S. dollar, based on the following principal considerations:

•

Their sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	The prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Their net financial assets and liabilities are mainly received and maintained in U.S. dollars;

•	The exchange rate of Argentina’s legal currency has long-been affected by recurring and severe economic crises.

In addition, the Company’s Colombian subsidiaries and most of its distribution and trading subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican and Canadian subsidiaries, from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment, in addition, seamless pipes sales are denominated and settled in U.S. dollars.

In Canada, the Company has concluded that the most appropriate functional currency for its two major steel pipe production facilities (Algoma and Prudential) is the U.S. dollar, due to a significant increase in the level of integration of the local operations within Tenaris’s international supply chain system, evidenced by a higher level of imports as well as a higher level of exports from the Canadian production facilities to the U.S. market.

The Company believes that due to the high level of integration in terms of sales and supply chain of its worldwide operations in the Tubes segment, the U.S. dollar is the currency that best reflects the economic environment in which it operates, which is consistent with that of the oil and gas industry.

As a result of these changes in functional currency, a majority of the Company’s subsidiaries within the Tubes segment (other than its European manufacturing subsidiaries) have the U.S. dollar as their functional currency. In the Projects and Others segments, the Company maintains the Brazilian Real as the functional currency of its Brazilian subsidiaries.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

D	Foreign currency translation (Cont.)

(2)	Transactions in currencies other than the functional currency (Cont.)

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

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

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

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The asset’s residual values and useful lives of significant plant and production equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

E	Property, plant and equipment (Cont.)

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

The balance of acquired trademarks amounts to $86.7 million and $89.7 million at December 31, 2011 and 2010 respectively, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2011, 2010 and 2009 totaled $68.4 million, $61.8 million and $62.7 million, respectively.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

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

In 2011 and 2010, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H	Other investments

Other investments consist primarily of investments in financial debt instruments and time deposits with an original maturity of more than three months.

These investments are categorized as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of their settlement date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

H	Other investments (Cont.)

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

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

L	Equity (Cont.)

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2011, 2010 and 2009 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are valued at amortized cost.

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

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

O	Employee benefits (Cont.)

(a)	Employee severance indemnity (Cont.)

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the above mentioned, the structure of the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

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

Tenaris sponsors other funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

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

(d)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $55.5 million and $40.4 million at December 31, 2011 and 2010, respectively. As of December 31, 2011, and 2010 Tenaris has recorded a total liability of $50.3 million and $33.5 million, respectively, based on actuarial calculations provided by independent advisors.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

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

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 1.2% and 0.7% as of December 31, 2011, 2010 and 2009, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

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

Non derivative financial instruments comprise investment in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.

•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.

•	Available for sale assets: See Note 32

•	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

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

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A.	Financial Risk Factors

(i)	Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2011, in comparison with 0.11 as of December 31, 2010. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

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

Tenaris’ exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2011 and 2010:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2011	2010
Argentine Peso / U.S. dollar	(181,622)	(74,440)
Mexican Peso / U.S. dollar	56,652	177,227
Canadian dollar / U.S. dollar	(23,670)	(68,195)
U.S. dollar / Japanese Yen	68,366	37,726
U.S. dollar / Euro	(66,272)	(113,836)
U.S. dollar / Brazilian real	(64,060)	304,229

The main relevant exposures as of December 31, 2011 correspond to:

•	Argentine Peso / U.S. dollar

Consists primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would generate a pre-tax gain / loss of $1.8 million and $0.7 million as of December 31, 2011 and 2010, respectively.

The main relevant exposures as of December 31, 2010 corresponded to:

•	Brazilian real / U.S. dollar

Consisted primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency was the Brazilian real. A change of 1% in the BRL/USD exchange rate would have generated a pre-tax gain / loss of $2.7 million, which would have been to a large extent offset by changes to Tenaris’ net equity position. Tenaris also entered into foreign exchange derivative contracts to preserve the U.S. dollar value of certain forecasted sales denominated in Brazilian real, which could have added a gain / loss of $0.3 million per one percent change in the BRL/USD exchange rate.

•	Mexican peso / U.S. dollar

Consisted primarily of various foreign exchange derivative contracts entered to preserve the U.S. dollar value of borrowings denominated in Mexican peso. A change of 1% in the MXN/USD exchange rate would have generated a pretax gain / loss of $2.0 million. Additionally Tenaris had Cash and cash equivalents and sales denominated in U.S. dollar at subsidiaries which functional currency was the Mexican peso, that could have offset this impact by $0.2 million per one percent change in the MXN/USD exchange rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

A.	Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

•	Euro / U.S. dollar

Consisted primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2011 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $1.0 million. For balances held as of December 31, 2010, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.9 million (including a loss / gain of $1.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $3.6 million.

Additionally, the Company has recognized an embedded derivative in connection with a ten-year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2011 has an estimated outstanding amount of approximately $199 million. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million and $2.2 million in connection with this instrument as of December 31, 2011 and 2010 respectively.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2011		2010
	Amount in thousands of U.S. dollars	Percentage	Amount in thousands of U.S. dollars	Percentage
Fixed rate	651,939	70%	632,766	51%
Variable rate	278,937	30%	611,730	49%

Total	930,876		1,244,496

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.3 million in 2011 and $10.5 million in 2010. These results exclude the effect of interest rate swaps in 2010.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $7.1 million in 2011 and $9.4 million in 2010, partially offsetting the net losses to Tenaris’s borrowing costs.

In order to partially hedge future interest payments related to long-term debt, Tenaris entered in 2008 and 2009 into interest rate swaps and swaps with an embedded knock-in option (See Note 25). All of Tenaris’ interest rate derivatives were designated for hedge accounting. Interest differentials earned on these contracts were recorded to on the interest expenses line at the same pace that interests were accrued on the underlying debt, thus discharging the equity reserve. All interest rate derivatives were settled during 2011. The outstanding notional as of December 31, 2010 was $350 million.

Tenaris estimates that, if market interest rates applicable to the hedged borrowings had been 100 basis point higher, then an additional pre-tax gain of $2.4 million would have been recorded in 2010, partially offsetting the losses to Tenaris’s borrowings estimated above. No impact would have been recorded in 2011 because Tenaris has already fixed the reference rate by the end of 2010.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

A.	Financial Risk Factors (Cont.)

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2011 and 2010.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2011 and 2010 trade receivables amount to $1,900.6 million and $1,421.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $240.1 million and $137.2 million, credit insurance of $562.1 million and $475.8 million and other guarantees of $16.2 million and $2.7 million as of December 31, 2011 and 2010 respectively.

As of December 31, 2011 and 2010 trade receivables amounting to $353 million and $246 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $25.9 million as of December 31, 2011 and $20.8 million as of December 31, 2010. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

More than 94.7% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2011, in comparison with more than 92.9% as of December 31, 2010.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2011, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 8.4% of total assets at the end of 2011 compared to 10.6% at the end of 2010.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2011 Tenaris does not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2011 and 2010, U.S. dollar denominated liquid assets represented around 66% and 84% of total liquid financial assets respectively.

As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 34).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

B.	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2011
Assets as per statement of financial position
Derivative financial instruments	6,382	—	—	6,382
Trade receivables	—	1,900,591	—	1,900,591
Other receivables	—	119,283	—	119,283
Available for sale assets	—	—	21,572	21,572
Other investments	433,319	—	—	433,319
Cash and cash equivalents	823,743	—	—	823,743

Total	1,263,444	2,019,874	21,572	3,304,890

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	—	930,876	930,876
Derivative financial instruments	45,749	—	45,749
Trade and other payables (*)	—	946,392	946,392

Total	45,749	1,877,268	1,923,017

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2010
Assets as per statement of financial position
Derivative financial instruments	31,537	—	—	31,537
Trade receivables	—	1,421,642	—	1,421,642
Other receivables	—	115,469	—	115,469
Available for sale assets	—	—	21,572	21,572
Other investments	719,816	—	—	719,816
Cash and cash equivalents	843,861	—	—	843,861

Total	1,595,214	1,537,111	21,572	3,153,897

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2010
Liabilities as per statement of financial position
Borrowings	—	1,244,496	1,244,496
Derivative financial instruments	11,972	—	11,972
Trade and other payables (*)	—	852,678	852,678

Total	11,972	2,097,174	2,109,146

(*)	The maturity of most of trade payables is of one year or less.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

C.	Fair value hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2011 and 2010.

	Level 1	Level 2	Level 3	Total
December 31, 2011
Assets
Cash and cash equivalents	823,743	—	—	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	—	5,238	—	5,238
Embedded derivative (See Note 25)	—	—	1,144	1,144
Available for sale assets (**)		—	21,572	21,572

Total	1,174,224	85,533	25,259	1,285,016

Liabilities
Foreign exchange derivatives contracts	—	45,040	—	45,040
Embedded derivative (See Note 25)			709	709

Total	—	45,040	709	45,749

	Level 1	Level 2	Level 3	Total
December 31, 2010
Assets
Cash and cash equivalents	843,861	—	—	843,861
Other investments	540,298	163,347	16,171	719,816
Foreign exchange derivatives contracts	—	28,259	—	28,259
Embedded derivative (See Note 25)	—	—	3,278	3,278
Available for sale assets (**)	—	—	21,572	21,572

Total	1,384,159	191,606	41,021	1,616,786

Liabilities
Foreign exchange derivatives contracts	—	6,613	—	6,613
Interest rate derivatives financial instruments	—	5,359	—	5,359

Total	—	11,972	—	11,972

(**)	For further detail regarding Available for sale assets, see Note 32.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

C.	Fair value hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities grabbed from market contributors as of the valuation date.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (See Note 32).

The following table presents the changes in level 3 assets and liabilities:

	Year ended December 31,
	2011	2010
	Assets / Liabilities
Net assets at the beginning of the year	41,021	29,439
Available for sale assets	—	—
(Loss) / Gain for the year	(3,078)	6,002
Reclassifications	(13,320)	5,603
Currency translation adjustment	(73)	(23)

Net assets at the end of the year	24,550	41,021

D.	Fair value estimation

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

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves, while the fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.8% of its carrying amount including interests accrued in 2011 as compared with 99.5% in 2010. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.2% in the fair value of borrowings as of December 31, 2011 and 0.1% in 2010. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

E.	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2011, the effective portion of designated cash flow hedges amounts to $8.2 million and is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	8,481,299	724,174	767,005	—	9,972,478	—
Cost of sales	(5,200,327)	(490,105)	(539,094)	—	(6,229,526)	—

Gross profit	3,280,972	234,069	227,911	—	3,742,952	—
Selling, general and administrative expenses	(1,668,444)	(94,307)	(90,493)	—	(1,853,244)	—
Other operating income (expenses), net	6,263	(937)	(276)	—	5,050	—

Operating income	1,618,791	138,825	137,142	—	1,894,758	—
Segment assets	12,707,487	1,016,752	447,576	691,820	14,863,635	—
Segment liabilities	3,348,150	235,263	107,279	—	3,690,692	—
Capital expenditures	790,454	58,908	13,296	—	862,658	—
Depreciation and amortization	517,726	21,195	15,424	—	554,345	—

Year ended December 31, 2010
Net sales	6,676,429	428,771	606,398	—	7,711,598	—
Cost of sales	(3,975,935)	(286,415)	(438,460)	—	(4,700,810)	—

Gross profit	2,700,494	142,356	167,938	—	3,010,788	—
Selling, general and administrative expenses	(1,365,757)	(80,485)	(69,628)	—	(1,515,870)	—
Other operating income (expenses), net	68,601	1,817	8,211	—	78,629	—

Operating income	1,403,338	63,688	106,521	—	1,573,547	—
Segment assets	12,215,642	1,018,607	436,655	693,427	14,364,331	—
Segment liabilities	3,453,083	259,691	100,977	—	3,813,751	—
Capital expenditures	799,724	42,740	4,852	—	847,316	—

Depreciation and amortization	471,717	19,843	15,342	—	506,902	—
Impairment reversal	67,293	—	—	—	67,293	—

Year ended December 31, 2009
Net sales	6,670,929	986,548	491,843	—	8,149,320	18,558
Cost of sales	(3,769,895)	(704,238)	(390,789)	—	(4,864,922)	(31,866)

Gross profit	2,901,034	282,310	101,054	—	3,284,398	(13,308)
Selling, general and administrative expenses	(1,325,441)	(75,841)	(72,509)	—	(1,473,791)	(9,540)
Other operating income (expenses), net	1,249	2,165	(414)	—	3,000	(179)

Operating income	1,576,842	208,634	28,131	—	1,813,607	(23,027)
Segment assets	11,365,861	971,783	521,520	624,144	13,483,308	—
Segment liabilities	3,463,294	234,549	64,629	—	3,762,472	—
Capital expenditures	425,545	30,820	4,562	—	460,927	—

Depreciation and amortization	464,841	18,593	21,403	—	504,837	27

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $266,806, $204,478 and $113,408 in 2011, 2010 and 2009, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (**)	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	—	9,972,478	—
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635	—
Trade receivables	518,272	545,336	320,075	377,569	139,339	—	1,900,591	—
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	—	4,053,653	—
Capital expenditures	496,021	150,419	176,861	22,669	16,688	—	862,658	—

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	—	554,345	—

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	—	7,711,598	—
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331	—
Trade receivables	430,184	332,263	315,443	259,434	84,318	—	1,421,642	—
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	—	3,780,580	—
Capital expenditures	561,782	123,586	130,232	20,839	10,877	—	847,316	—

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	—	506,902	—

Year ended December 31, 2009
Net sales	2,891,523	2,285,677	866,692	1,623,541	481,887	—	8,149,320	18,558
Total assets	6,722,816	2,790,249	2,469,042	386,242	490,815	624,144	13,483,308	—
Trade receivables	344,548	361,976	235,708	327,924	40,146	—	1,310,302	—
Property, plant and equipment, net	1,387,146	826,028	864,612	14,357	162,444	—	3,254,587	—
Capital expenditures	261,781	99,521	68,394	5,580	25,651	—	460,927	—

Depreciation and amortization	272,677	100,089	108,770	1,367	21,934	—	504,837	27

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania and United Kingdom; “Middle East and Africa” comprises principally Saudi Arabia , United Arab Emirates and Jordan; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*) Corresponds to the Venezuelan Companies (year 2009) (See Notes 29 and 32).

(**) Includes Investments in associated companies and Available for sale assets for $21.6 million in 2011, 2010 and 2009 (See Note 32).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Inventories at the beginning of the year	2,460,384	1,687,059	3,091,401
Plus: Charges of the year
Raw materials, energy, consumables and other	4,409,698	3,690,900	1,948,596
Increase in inventory due to business combinations	10,688	—	53,541
Services and fees	368,910	329,687	240,346
Labor cost	1,133,186	941,375	737,883
Depreciation of property, plant and equipment	312,601	290,299	263,634
Amortization of intangible assets	6,561	3,351	2,813
Maintenance expenses	220,240	174,966	145,413
Provisions for contingencies	—	—	1,984
Allowance for obsolescence	11,067	(34,522)	89,041
Taxes	4,958	7,121	6,799
Other	97,642	70,958	46,122

	6,575,551	5,474,135	3,536,172
Deconsolidation / Transfer to assets held for sale	—	—	(43,726)
Less: Inventories at the end of the year	(2,806,409)	(2,460,384)	(1,687,059)

	6,229,526	4,700,810	4,896,788
From Discontinued operations	—	—	(31,866)

	6,229,526	4,700,810	4,864,922

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Services and fees	218,991	207,427	207,202
Labor cost	527,223	454,127	407,235
Depreciation of property, plant and equipment	12,400	12,506	14,524
Amortization of intangible assets	222,783	200,746	223,893
Commissions, freight and other selling expenses	545,228	420,417	368,451
Provisions for contingencies	35,847	26,430	33,880
Allowances for doubtful accounts	7,749	(17,361)	13,837
Taxes	148,912	120,591	114,976
Other	134,111	90,987	99,333

	1,853,244	1,515,870	1,483,331
From Discontinued operations	—	—	(9,540)

	1,853,244	1,515,870	1,473,791

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Wages, salaries and social security costs	1,616,299	1,359,994	1,113,757
Employees’ severance indemnity	14,923	12,850	13,436
Pension benefits - defined benefit plans	10,300	8,795	8,734
Employee retention and long term incentive program	18,887	13,863	9,191

	1,660,409	1,395,502	1,145,118
From Discontinued operations	—	—	(23,024)

	1,660,409	1,395,502	1,122,094

At the year-end, the number of employees was 26,980 in 2011, 25,422 in 2010 and 22,591 in 2009.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

5	Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2011	2010	2009
(i)	Other operating income
	Reimbursement from insurance companies and other third parties agreements	695	9,810	76
	Net income from other sales	5,510	1,955	2,130
	Net rents	2,487	2,793	3,538
	Impairment reversal (*)	—	67,293	—
	Other	2,849	3,807	1,750

		11,541	85,658	7,494
	From Discontinued operations	—	—	179

		11,541	85,658	7,673

(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	4,341	3,304	2,758
	Provisions for legal claims and contingencies	1,411	2,741	—
	Loss on fixed assets and material supplies disposed / scrapped	48	352	27
	Allowance for doubtful receivables	691	632	1,888

		6,491	7,029	4,673

(*) 2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In this environment, Tenaris expected that its competitive conditions and activity levels will continue to improve.

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

6	Financial results

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Interest income	30,840	32,855	30,986
Interest expense (*)	(52,407	(64,103)	(121,881)

Interest net	(21,567)	(31,248)	(90,895)
Net foreign exchange transaction results	65,365	(26,581)	(73,015)
Foreign exchange derivatives contracts results (**)	(49,349)	7,183	10,467
Other	(4,748)	(1,907)	(2,564)

Other financial results	11,268	(21,305)	(65,112)

Net financial results	(10,299)	(52,553)	(156,007)
From Discontinued operations	—	—	4,307

	(10,299)	(52,553)	(151,700)

Items included in this note for the year 2009 differ from its corresponding line in the Consolidated Income Statement because they include results from discontinued operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

6	Financial results (Cont.)

(*) Includes losses on interest rate swaps of $5.2 million, $15.6 million and $21.7 million, in 2011, 2010 and 2009, respectively. As previously described in “Section III.A. Financial Risk Factors”, in order to partially hedge future interest payments related to long-term debt, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011. Between September and December 2009, a Tenaris subsidiary partially prepaid a syndicated loan facility which was part of the underlying risk. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation (notional of $150 million) on interest rate swaps derivatives recording a loss of $8.2 million, included in the total amount of $21.7 million of interest rate swaps losses for the year ended December 31, 2009.

(**) Includes a loss on identified embedded derivatives of $3.1 million, and gains of $6.1 million and $27.9 million for 2011, 2010 and 2009, respectively.

7	Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
From associated companies	61,509	70,553	87,159
Loss on sale of associated companies and other	—	(496)	(980)

	61,509	70,057	86,179
From Discontinued operations	—	—	862

	61,509	70,057	87,041

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Current tax	623,646	395,183	541,818
Deferred tax	(98,399)	54,821	(28,665)

	525,247	450,004	513,153
From Discontinued operations	—	—	58

	525,247	450,004	513,211

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2011	2010	2009
Income before income tax	1,945,968	1,591,051	1,748,948

Tax calculated at the tax rate in each country	493,507	440,882	525,844
Non taxable income / Non deductible expenses	17,993	(2,948)	(25,760)
Changes in the tax rates	(7,736)	(17)	837
Effect of currency translation on tax base (*)	25,000	12,158	13,203
Utilization of previously unrecognized tax losses	(3,517)	(71)	(913)

Tax charge	525,247	450,004	513,211

(*)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced deductions for tax purposes in future periods. As a result, the resulting deferred income tax charge does not represent a separate obligation for Tenaris that is due and payable in any of the relevant periods.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2011	2010	2009
Net income attributable to equity holders	1,331,157	1,127,367	1,161,555
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.13	0.95	0.98
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	2.26	1.91	1.97

Dividends paid	(401,383)	(401,383)	(507,631)
Basic and diluted dividends per share (U.S. dollars per share)	0.34	0.34	0.43
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.68	0.68	0.86

Result for discontinued operations attributable to equity holders	—	—	(16,454)
Basic and diluted earnings per share (U.S. dollars per share)	—	—	(0.01)
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	—	—	(0.03)

(*)	Each ADS equals to two shares

On November 3, 2011, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 24, 2011, with an ex-dividend date of November 21, 2011.

On June 1, 2011, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2010, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 23, 2011. In the aggregate, the interim dividend paid in November 2010 and the balance paid in June 2011 amounted to approximately $401 million.

On June 2, 2010, the Company’s shareholders approved an annual dividend in the amount of $0.34 per share ($0.68 per ADS). The amount approved included the interim dividend previously paid in November 2009, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.21 per share ($0.42 per ADS), was paid on June 24, 2010. In the aggregate, the interim dividend paid in November 2009 and the balance paid in June 2010 amounted to approximately $401 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

10	Property, plant and equipment, net

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2011
Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	—	(2,553)	(21,117)
Increase due to business combinations	—	9,563	291	—	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078

Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	—	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	—	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	—	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	—	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	—	—	(14,696)

Accumulated at the end of the year	293,438	4,580,997	164,292	—	14,732	5,053,459

At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Year ended December 31, 2010
Cost
Values at the beginning of the year	758,489	6,455,124	187,557	451,019	35,793	7,887,982
Translation differences	16,159	(3,095)	2,173	21,068	(603)	35,702
Additions	28,780	2,535	2,921	783,325	2,255	819,816
Disposals / Consumptions	(1,455)	(26,080)	(4,663)	—	(1,476)	(33,674)
Transfers / Reclassifications	48,892	241,399	26,580	(325,287)	954	(7,462)

Values at the end of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364

Depreciation
Accumulated at the beginning of the year	183,823	4,310,819	125,945	—	12,808	4,633,395
Translation differences	4,337	4,704	1,470	—	(440)	10,071
Depreciation charge	22,697	256,182	22,483	—	1,443	302,805
Transfers / Reclassifications	(225)	103	189	—	(139)	(72)
Disposals / Consumptions	(493)	(20,008)	(3,772)	—	(142)	(24,415)

Accumulated at the end of the year	210,139	4,551,800	146,315	—	13,530	4,921,784

At December 31, 2010	640,726	2,118,083	68,253	930,125	23,393	3,780,580

Property, plant and equipment include capitalized interests for net amounts at December 31, 2011 and 2010 of $4,560 (out of which $537 were capitalized during the year 2011) and $4,450 (out of which $1,390 were capitalized during the year 2010), respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

11	Intangible assets, net

	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Year ended December 31, 2011
Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	—	—	36,318
Transfers / Reclassifications	261	(71)	—	—	190
Increase due to business combinations	—	—	1,085	—	1,085
Disposals	(33)	—	—	—	(33)

Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	—	162,138	229,344
Disposals	(23)	—	—	—	(23)

Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913

At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Year ended December 31, 2010
Cost
Values at the beginning of the year	232,184	498,319	2,142,762	2,045,672	4,918,937
Translation differences	1,082	1,590	4,304	25,643	32,619
Additions	27,188	312	—	—	27,500
Transfers / Reclassifications	2,513	(685)	—	—	1,828
Disposals	(21,851)	(1,374)	—	—	(23,225)

Values at the end of the year	241,116	498,162	2,147,066	2,071,315	4,957,659

Amortization and impairment
Accumulated at the beginning of the year	160,446	185,070	338,092	564,409	1,248,017
Translation differences	492	(213)	4,304	9,592	14,175
Amortization charge	20,005	30,106	—	153,986	204,097
Transfers / Reclassifications	541	(500)	—	—	41
Impairment reversal	—	—	—	(67,293)	(67,293)
Disposals	(21,823)	(1,371)	—	—	(23,194)

Accumulated at the end of the year	159,661	213,092	342,396	660,694	1,375,843

At December 31, 2010	81,455	285,070	1,804,670	1,410,621	3,581,816

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America, $189.4 million for South America and $0.8 million for Europe for the years ended December 31, 2011 and 2010. For 2011 the geographical allocation include goodwill of $1.1 million in Middle East & Africa.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

11	Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2011, was as follows:

(All amounts in million US dollar)

As of December 31, 2011	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	—	—	—	721.5
Tamsa (Hydril and other)	—	345.9	19.4	—	365.3
Siderca (Hydril and other)	—	265.0	93.3	—	358.3
Hydril	—	309.0	—	—	309.0
Electric Conduits	—	—	—	45.8	45.8
Coiled Tubing	4.0	—	—	—	4.0
Other	—	—	1.9	—	1.9

Total	725.5	919.9	114.6	45.8	1,805.8

Impairment tests

In 2011 and 2010, the CGU’s shown in the previous table were tested for impairment. Additionally the Prudential CGU was tested for impairment reversal in 2010. No other CGU was tested for impairment in 2011 and 2010 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2011, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

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

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2011, the discount rates used were in a range between 9% and 12%; in 2010, the discount rates used were in a range between 9% and 13%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

11	Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $108 million as of December 31, 2011. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’ clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.1%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2011, no cumulative amount of recognized impairment charges are subject to reversal.

12	Investments in associated companies

	Year ended December 31,
	2011	2010
At the beginning of the year	671,855	602,572
Translation differences	(43,278)	11,413
Equity in earnings of associated companies	61,509	70,553
Dividends and distributions received	(17,229)	(14,034)
Treasury shares held by associated companies	(3,339)	—
Acquisitions	—	302
Increase in equity reserves in Ternium	730	1,049

At the end of the year	670,248	671,855

The principal associated companies are:

Company	Country of incorporation	Percentage of ownership and voting rights at December 31,			Value at December 31,
		2011		2010	2011	2010
Ternium S.A.	Luxembourg	11.46	% (*)	11.46%	651,021	651,361
Others	—	—		—	19,227	20,494

					670,248	671,855

(*)	Including treasury shares

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

12	Investments in associated companies (Cont.)

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2011	2010
Non-current assets	5,181,973	5,579,438
Current assets	5,564,601	5,532,893

Total assets	10,746,574	11,112,331

Non-current liabilities	1,934,775	2,540,594
Current liabilities	1,970,600	1,555,636

Total liabilities	3,905,375	4,096,230

Non-controlling interests	1,084,827	1,135,361
Revenues	9,157,198	7,382,004
Gross profit	2,062,946	1,716,750
Net income for the year attributable to equity holders of the company	513,541	622,076

13	Other investments – non current

	2,806,409	2,806,409
	Year ended December 31,
	2011	2010
Deposits with insurance companies	—	27,372
Investments in other companies	2,277	2,474
Others	266	13,746

	2,543	43,592

14	Receivables – non current

	2,806,409	2,806,409
	Year ended December 31,
	2011	2010
Government entities	3,387	3,667
Employee advances and loans	14,763	14,631
Tax credits	12,440	18,220
Receivables from related parties	22,177	930
Legal deposits	31,643	26,687
Advances to suppliers and other advances	27,167	35,530
Derivative financial instruments	427	1,853
Others	24,721	22,717

	136,725	124,235
Allowances for doubtful accounts (see Note 23 (i))	(3,445)	(3,806)

	133,280	120,429

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

15	Inventories

	2,806,409	2,806,409
	Year ended December 31,
	2011	2010
Finished goods	969,636	890,313
Goods in process	693,739	576,092
Raw materials	499,112	443,265
Supplies	465,443	429,409
Goods in transit	331,216	272,744

	2,959,146	2,611,823
Allowance for obsolescence (see Note 24 (i))	(152,737)	(151,439)

	2,806,409	2,460,384

16	Receivables and prepayments

	2,806,409	2,806,409
	Year ended December 31,
	2011	2010
Prepaid expenses and other receivables	72,278	58,176
Government entities	7,392	7,190
Employee advances and loans	11,978	19,479
Advances to suppliers and other advances	61,659	54,048
Government tax refunds on exports	25,973	30,130
Receivables from related parties	14,892	35,153
Derivative financial instruments	5,955	29,684
Miscellaneous	47,354	55,250

	247,481	289,110
Allowance for other doubtful accounts (see Note 24 (i))	(5,680)	(6,574)

	241,801	282,536

17	Current tax assets and liabilities

	2,806,409	2,806,409
	Year ended December 31,
Current tax assets	2011	2010
V.A.T. credits	114,561	126,214
Prepaid taxes	53,768	123,103

	168,329	249,317

	Year ended December 31,
Current tax liabilities	2011	2010
Income tax liabilities	240,539	108,744
V.A.T. liabilities	24,392	24,384
Other taxes	80,001	74,524

	344,932	207,652

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

18	Trade receivables

	2,806,409	2,806,409
	Year ended December 31,
	2011	2010
Current accounts	1,911,952	1,410,235
Receivables from related parties	14,588	32,235

	1,926,540	1,442,470
Allowance for doubtful accounts (see Note 24 (i))	(25,949)	(20,828)

	1,900,591	1,421,642

The following table sets forth details of the aging of trade receivables:

	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590

Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	—	(4,129)	(21,820)

Net Value	1,900,591	1,547,974	328,539	24,078

At December 31, 2010
Guaranteed	615,672	543,346	62,842	9,484
Not guaranteed	826,798	632,274	173,573	20,951

Guaranteed and not guaranteed	1,442,470	1,175,620	236,415	30,435
Allowance for doubtful accounts	(20,828)	—	(4,202)	(16,626)

Net Value	1,421,642	1,175,620	232,213	13,809

19	Cash and cash equivalents, and Other investments

	Year ended December 31,
	2011	2010
Other investments
Financial debt instruments and time deposits	430,776	676,224

Cash and cash equivalents
Cash at banks	202,927	174,167
Liquidity funds	258,723	361,999
Short – term investments	362,093	307,695

Cash and cash equivalents	823,743	843,861

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

20	Borrowings

	Year ended December 31,
	2011	2010
Non-current
Bank borrowings	151,475	222,596
Other loans	—	402
Finance lease liabilities	100	260
Costs of issue of debt	(1,800)	(2,688)

	149,775	220,570
Current
Bank borrowings	760,604	997,378
Other loans, including related companies	12,221	4,729
Bank overdrafts	8,711	23,696
Finance lease liabilities	160	163
Costs of issue of debt	(595)	(2,040)

	781,101	1,023,926

Total Borrowings	930,876	1,244,496

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	—	—	—	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616

Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747

Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2010
Financial lease	163	163	97	—	—	—	423
Other borrowings	1,023,763	154,064	33,106	7,999	7,873	17,268	1,244,073

Total borrowings	1,023,926	154,227	33,203	7,999	7,873	17,268	1,244,496

Interest to be accrued (*)	19,075	4,818	1,813	1,544	1,357	2,060	30,667
Interest rate derivatives contract	5,359	—	—	—	—	—	5,359

Total	1,048,360	159,045	35,016	9,543	9,230	19,328	1,280,522

(*)	Includes the effect of hedge accounting.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

20	Borrowings (Cont.)

Significant borrowings include:

	In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Hydril	Syndicated	300.0	33.3	May 2012 (*)
June 2008	Dalmine	Syndicated	150.0	75.0	June 2013
2011	Siderca	Bank loans	339.7	339.7	Several in 2012
2011	Tamsa	Bank loans	250.9	250.9	Several in 2012 & 2013

(*)	The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2011, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2011 and 2010 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2011	2010
Total borrowings	3.84%	4.08%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	65,087	155,356
MXN	Fixed	77,553	—
BRL	Fixed	—	55,059
Others	Variable	480	7,284
Others	Fixed	6,655	2,871

Total non current borrowings		149,775	220,570

Tenaris’ consolidated debt includes $7.3 million of Dalmine secured by certain of its properties. The carrying amount of those assets at December 31, 2011 amounts to $122.2 million.

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2011	2010
USD	Variable	165,827	384,644
ARS	Fixed	339,733	342,614
MXN	Fixed	173,313	200,174
EUR	Variable	38,076	37,817
USD	Fixed	173	34,451
BRL	Fixed	49,171	—
Others	Variable	9,472	17,657
Others	Fixed	5,336	6,569

Total current borrowings		781,101	1,023,926

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	—	—	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)

At December 31, 2011	354,053	25,739	596,954	976,746

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	251,174	38,736	708,641	998,551
Translation differences	8,020	1,175	4,429	13,624
Charged directly to Other Comprehensive Income	—	—	1,133	1,133
Income statement charge / (credit)	114,565	(8,059)	(41,002)	65,504

At December 31, 2010	373,759	31,852	673,201	1,078,812

(a)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	—	—	—	1,246	1,246
Income statement charge / (credit)	(6,832)	(25,506)	(4,951)	(312)	(37,601)

At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(51,157)	(139,971)	(35,772)	(108,467)	(335,367)
Translation differences	(1,778)	(266)	(2,926)	(1,842)	(6,812)
Charged directly to Other Comprehensive Income	—	—	—	972	972
Income statement charge / (credit)	(15,920)	(6,176)	9,258	(1,064)	(13,902)

At December 31, 2010	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2011	2010
Deferred tax assets to be recovered after 12 months	(135,918)	(129,416)
Deferred tax liabilities to be recovered after 12 months	913,867	1,012,852

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

21	Deferred income tax (Cont.)

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

	Year ended December 31,
	2011	2010
Deferred tax assets	(234,760)	(210,523)
Deferred tax liabilities	828,545	934,226

	593,785	723,703

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2011	2010
At the beginning of the year	723,703	663,184
Translation differences	(28,214)	6,812
Charged directly to Other Comprehensive Income	1,480	2,105
Income statement (credit) / charge	(98,399)	54,821
Deferred employees’ statutory profit sharing charge	(4,785)	(3,219)

At the end of the year	593,785	723,703

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2011	2010
Employee liabilities
Employee’s statutory profit sharing	32,246	31,551
Employee severance indemnity (a)	44,598	46,459
Pension benefits (b)	43,621	45,243
Employee retention and long term incentive program	50,260	33,460

	170,725	156,713

Taxes payable	4,307	1,518
Derivative financial instruments	13,738	—
Miscellaneous	44,883	34,978

	62,928	36,496

	233,653	193,209

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(a) Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	(44,598)	(44,598)
	Year ended December 31,
	2011	2010
At the beginning of the year	46,459	52,725
Current service cost	12,310	11,291
Interest Cost	1,676	2,094
Translation differences	(1,203)	(3,467)
Actuarial losses (gains)	937	(535)
Used	(15,899)	(18,177)
Other	318	2,528

At the end of the year	44,598	46,459

The amounts recognized in the income statement are as follows:

	(44,598)	(44,598)
	Year ended December 31,
	2011	2010
Current service cost	12,310	11,291
Interest cost	1,676	2,094
Actuarial losses (gains)	937	(535)

Total included in Labor costs	14,923	12,850

The principal actuarial assumptions used were as follows:

	(44,598)	(44,598)
	Year ended December 31,
	2011	2010
Discount rate	5% - 8%	5% - 8%
Rate of compensation increase	3% - 6%	3% -6%

(b) Pension benefits

•	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of unfunded obligations	63,133	52,917	44,261	40,339	36,153
Unrecognized actuarial losses	(20,611)	(15,643)	(11,235)	(14,580)	(13,137)

Liability	42,522	37,274	33,026	25,759	23,016

Actuarial gains and losses	6,011	5,141	(2,482)	2,104	8,243

The amounts recognized in the income statement are as follows:

	(44,598)	(44,598)
	Year ended December 31,
	2011	2010
Current service cost	2,062	1,355
Interest cost	3,518	2,956
Net actuarial losses recognized in the year	959	536

Total included in Labor costs	6,539	4,847

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Unfunded (Cont.)

Movement in the present value of unfunded obligation:

	(63,133)	(63,133)
	Year ended December 31,
	2011	2010
At the beginning of the year	52,917	44,261
Translation differences	(210)	450
Transfers, reclassifications and new participants of the plan	969	2,453
Total expense	5,580	4,311
Actuarial losses	6,011	5,141
Benefits paid	(1,871)	(1,951)
Other	(263)	(1,748)

At the end of the year	63,133	52,917

The principal actuarial assumptions used were as follows:

	(63,133)	(63,133)
	Year ended December 31,
	2011	2010
Discount rate	5% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

•	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2011	2010	2009	2008	2007
Present value of funded obligations	172,116	162,740	144,005	117,463	142,452
Unrecognized actuarial losses	(38,754)	(20,425)	(10,053)	(4,581)	(1,404)
Fair value of plan assets	(134,581)	(134,346)	(120,505)	(99,511)	(122,187)

(Assets) / Liability (*)	(1,219)	7,969	13,447	13,371	18,861

Actuarial gains and losses - Liability	11,315	11,142	11,827	(11,787)	3,455
Actuarial gains and losses - Assets	8,813	(366)	(7,694)	18,820	(1,530)

(*)	In 2011 $2.3 million corresponding to a plan overfunded was reclassified within other non-current assets.

The amounts recognized in the income statement are as follows:

	(63,133)	(63,133)
	Year ended December 31,
	2011	2010
Current service cost	2,556	2,389
Interest cost	8,285	7,953
Net actuarial losses recognized in the year	1,599	866
Expected return on plan assets	(8,679)	(7,886)
Past service cost recognized	—	626

Total included in Labor costs	3,761	3,948

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

•	Funded (Cont.)

Movement in the present value of funded obligations:

	(63,133)	(63,133)
	Year ended December 31,
	2011	2010
At the beginning of the year	162,740	144,005
Translation differences	(2,888)	4,674
Total expense	10,841	10,342
Actuarial losses	11,315	11,142
Benefits paid	(10,077)	(7,895)
Contributions paid	185	—
Other	—	472

At the end of the year	172,116	162,740

Movement in the fair value of plan assets:

	Year ended December 31,
	2011	2010
At the beginning of the year	(134,346)	(120,505)
Translation differences	2,617	(3,729)
Expected return on plan assets	(8,679)	(7,886)
Actuarial losses (gains)	8,813	(366)
Contributions paid	(13,108)	(9,915)
Benefits paid	10,077	7,895
Other	45	160

At the end of the year	(134,581)	(134,346)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2011	2010
Equity instruments	55.5%	59.5%
Debt instruments	40.4%	33.3%
Others	4.1%	7.2%

The principal actuarial assumptions used were as follows:

	(134,581)	(134,581)
	Year ended December 31,
	2011	2010
Discount rate	5% - 6%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	3% - 7%	4% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2012 amounts approximately to $6.1 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

22	Other liabilities (Cont.)

(ii) Other liabilities – current

	(134,581)	(134,581)
	Year ended December 31,
	2011	2010
Payroll and social security payable	207,371	187,034
Liabilities with related parties	745	426
Derivative financial instruments	32,011	11,971
Miscellaneous	46,635	34,159

	286,762	233,590

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2011	2010
Values at the beginning of the year	(3,806)	(4,725)
Translation differences	276	201
Reversals / (Additional allowances)	3	(86)
Reclassifications	—	(37)
Used	82	841

At December 31,	(3,445)	(3,806)

(ii)	Liabilities

	Year ended December 31,
	2011	2010
Values at the beginning of the year	83,922	80,755
Translation differences	(7,480)	1,054
Additional provisions	10,402	7,290
Reclassifications	(274)	—
Used	(13,595)	(5,177)

At December 31,	72,975	83,922

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

24	Current allowances and provisions

(i)	Deducted from assets

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2011
Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)
Used	2,486	1,283	5,800

At December 31, 2011	(25,949)	(5,680)	(152,737)

	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Year ended December 31, 2010
Values at the beginning of the year	(40,172)	(6,944)	(184,771)
Translation differences	424	44	(1,284)
Reversals / (Additional allowances)	17,095	(280)	34,044
Reclassifications	—	37	—
Used	1,825	569	572

At December 31, 2010	(20,828)	(6,574)	(151,439)

(ii)	Liabilities

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2011
Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)

At December 31, 2011	11,286	22,319	33,605

	Sales risks	Other claims and contingencies	Total
Year ended December 31, 2010
Values at the beginning of the year	7,023	21,609	28,632
Translation differences	33	(657)	(624)
Additional allowances	14,195	5,195	19,390
Reclassifications	—	(5)	(5)
Used	(15,069)	(7,223)	(22,292)

At December 31, 2010	6,182	18,919	25,101

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2011	2010
Foreign exchange derivatives contracts	5,238	28,259
Embedded Canadian dollar forward purchases	1,144	3,278

Contracts with positive fair values	6,382	31,537

Interest rate derivatives contracts	—	(5,359)
Foreign exchange derivatives contracts	(45,040)	(6,613)
Embedded Canadian dollar forward purchases	(709)	—

Contracts with negative fair values	(45,749)	(11,972)

Total	(39,367)	19,565

Foreign exchange derivative contracts

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Purchase currency	Sell currency	Term	Fair Value at Dec-11	Fair Value at Dec-10
ARS	USD	2012	(842)	24,819
USD	BRL	2012	3,260	(2,087)
USD	KWD	2012	12	(1,732)
USD	CAD	2012	(749)	(1,563)
MXN	USD	2013	(41,163)	1,451
JPY	USD	2012	76	1,043
Others			(396)	(285)

Subtotal			(39,802)	21,646
CAD	USD (Embedded derivative)	2017	435	3,278

Total			(39,367)	24,924

Interest rate derivative contracts

The net fair values of interest rate derivatives were as follows:

Type of derivative	Receive Reference rate	Term	Fair Value at Dec-11	Fair Value at Dec-10
Swaps with KI (2.50%)	Libor 6M	2011	—	(5,359)

			—	(5,359)

Hedge Accounting

Tenaris applies hedge acccounting to certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2011 and 2010.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

25	Derivative financial instruments (Cont.)

•	Foreign Exchange derivatives

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Purchase currency	Sell currency	Term	2011	2010	2011	2010
ARS	USD	2012	(842)	24,723	(8,067)	(1,482)
EUR	USD	2011	—	219	—	(622)
EUR	BRL	2013	161	(823)	(144)	(823)
USD	KWD	2011	—	(796)	—	(635)
EUR	MXN	2011	—	(255)	—	—

			(681)	23,068	(8,211)	(3,562)

•	Interest Rate derivatives

				Fair Value		Hedge Accounting Reserve
				Year ended December 31,		Year ended December 31,
Type of Derivative	Rate	Term	Rate	2011	2010	2011	2010
Swaps with KI (2.50%)	Libor 6M	2011	4.60% -5.08%	—	(5,359)	—	(5,367)

				—	(5,359)	—	(5,367)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-09	Movements 2010	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11
Foreign Exchange	1,005	(4,567)	(3,562)	(4,649)	(8,211)
Interest Rate	(17,716)	12,349	(5,367)	5,367	—

Total Cash flow Hedge	(16,711)	7,782	(8,929)	718	(8,211)

Tenaris estimates that the cash flow hedge reserve at December 31, 2011 will be recycled to the Consolidated Income Statement during 2012 and 2013.

26	Contingencies, commitments and restrictions on the distribution of profits

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

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS107.8 million (approximately $25.2 million) at December 31, 2011, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Settlement with U.S. governmental authorities

In 2009, Tenaris announced that it had learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons, potentially in violation of the U.S. Foreign Corrupt Practices Act (FCPA). The audit committee of the Company’s board of directors engaged external counsel in connection with a review of these payments and related matters. The Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”), and cooperated in the investigations conducted by the SEC and the DOJ.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

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

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•

A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company has negotiated a one-year extension to the original contract, through December 2012. Prices are adjusted quarterly in accordance with market conditions. As of December 31, 2011 the estimated aggregate amount of the contract at current prices is approximately $328 million.

•

A Tenaris company is a party to a ten year raw material purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which it committed to purchase steel bars, with deliveries starting in July 2007. As of December 31, 2011 the estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $199 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

•

A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium, S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $94 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2011, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)

Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2011	23,024,194

Total equity in accordance with Luxembourg law	24,932,518

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2011, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

At December 31, 2011, distributable amount under Luxembourg law totals $23.6 billion, as detailed below.

(all amounts in thousands of U.S. dollars)

Retained earnings at December 31, 2010 under Luxembourg law	16,631,947
Gain from the transfer of shares in affiliated undertakings (*)	6,828,757
Other income and expenses for the year ended December 31, 2011	(35,127)
Dividends paid	(401,383)

Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Share premium	609,733

Distributable amount at December 31, 2011 under Luxembourg law	23,633,927

(*)	In the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to Tenaris Investments S.àr.l. (“Tenaris Investments”) a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The corporate reorganization was completed in 2011, and resulted in a revaluation of the accounting value (under Luxembourg GAAP) of the assets contributed.

27	Business combinations and other acquisitions

(a) Non-controlling interests

During the year ended December 31, 2011, 2010 and 2009 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million, $3.0 million and $9.5 million respectively.

(b) Business acquisition

In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and get the control.

Net assets acquired amount to $24.7 million. Had the transaction been consummated on January 1, 2011, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

28	Cash flow disclosures

	Year ended December 31,
	2011	2010	2009
(i) Changes in working capital
Inventories	(335,337)	(773,325)	1,414,157
Receivables and prepayments	122,419	(51,449)	(52,395)
Trade receivables	(456,874)	(111,340)	792,345
Other liabilities	(26,787)	55,313	80,696
Customer advances	(16,168)	(25,056)	(180,531)
Trade payables	66,378	261,807	(316,924)

	(646,369)	(644,050)	1,737,348

(ii) Income tax accruals less payments
Tax accrued	525,247	450,004	513,153
Taxes paid	(407,614)	(507,983)	(971,239)

	117,633	(57,979)	(458,086)

(iii) Interest accruals less payments, net
Interest accrued	21,568	31,248	90,896
Interest received	38,398	44,269	26,900
Interest paid	(84,846)	(57,817)	(141,963)

	(24,880)	17,700	(24,167)

(iv) Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	823,743	843,861	1,542,829
Bank overdrafts	(8,711)	(23,696)	(14,122)

	815,032	820,165	1,528,707

As of December 31, 2011, 2010 and 2009, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29	Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 32) are presented as discontinued operations in these Consolidated Financial Statements. For further information see Note 32.

Analysis of the result of discontinued operations:

(i)	Result for discontinued operations

(all amounts in thousands of U.S. dollars)	Year ended December 31,
2009
Loss for discontinued operations	(28,138)

Net loss for discontinued operations	(28,138)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

29	Discontinued operations (Cont.)

(ii)	Net cash flows attributable to discontinued operations

Year ended December 31,
2009
Net cash provided by operating activities	1,788
Net cash used in investing activities	(801)
Net cash provided by financing activities	5,306

All amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30	Related party transactions

As of December 31, 2011:

•

San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•

San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.ar.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2011, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $18.39 per ADS, giving Tenaris’ ownership stake a market value of approximately $422.4 million. At December 31, 2011, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $ 651.0 million. See Section II.B.2.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

30	Related party transactions (Cont.)

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

Year ended December 31, 2011

	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	39,476	106,781	146,257
Sales of services	14,732	4,740	19,472

	54,208	111,521	165,729

(b) Purchases of goods and services
Purchases of goods	170,675	22,134	192,809
Purchases of services	88,707	113,764	202,471

	259,382	135,898	395,280

Year ended December 31, 2010

	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	38,442	104,036	142,478
Sales of services	12,073	4,063	16,136

	50,515	108,099	158,614

(b) Purchases of goods and services
Purchases of goods	169,506	30,671	200,177
Purchases of services	63,043	132,614	195,657

	232,549	163,285	395,834

Year ended December 31, 2009

	Associated (1)	Other	Total
(i) Transactions
(a) Sales of goods and services
Sales of goods	25,561	75,097	100,658
Sales of services	12,752	4,352	17,104

	38,313	79,449	117,762

(b) Purchases of goods and services (2)
Purchases of goods	40,171	9,705	49,876
Purchases of services	89,023	71,541	160,564

	129,194	81,246	210,440

At December 31, 2011

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	40,305	11,352	51,657
Payables to related parties	(38,129)	(6,983)	(45,112)

	2,176	4,369	6,545

(b) Financial debt
Borrowings	(8,650)	(1,851)	(10,501)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

30	Related party transactions (Cont.)

At December 31, 2010

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	39,761	28,557	68,318
Payables to related parties	(17,534)	(19,110)	(36,644)

	22,227	9,447	31,674

(b) Financial debt
Borrowings	(3,843)	—	(3,843)

At December 31, 2009

	Associated (1)	Other	Total
(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	18,273	7,093	25,366
Payables to related parties	(23,898)	(5,856)	(29,754)

	(5,625)	1,237	(4,388)

(b) Financial debt
Borrowings	(2,907)	—	(2,907)

(1)	Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd.

(2)	Includes $2.5 million of purchases to nationalized Venezuelan subsidiaries.

Directors’ and senior management compensation

During the years ended December 31, 2011, 2010 and 2009, the cash compensation of Directors and Senior managers amounted to $27.6 million, $18.6 million and $18.2 million respectively. In addition, Directors and Senior managers received 555, 485 and 436 thousand units for a total amount of $4.9 million, $4.1 million and $3.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (d).

31	Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

31	Principal subsidiaries (Cont.)

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2011	2010	2009
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	41%	41%	40%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE, LLC (e)	USA	Manufacturing of welded steel pipes	0%	0%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%

PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM S.A. (f)	Mexico	Holding Company	0%	0%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TENARIS CONNECTION Limited and subsidiaries	St. Vincent & the Grenadines	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries (except detailed)	Ireland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS S.ar.l.	Luxembourg	Holding Company	100%	100%	0%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Hoding Company and financial services	100%	100%	0%
TENARIS INVESTMENTS SWITZERLAND AG	Switzerland	Holding Company	100%	100%	0%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*)	All percentages rounded.

(a)	Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 41% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.in which it holds 71%.

(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.

(c)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.

(d)	Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.

(e)	Merged with Maverick Tube Corporation.

(f)	Merged with Tubos de Acero de Mexico S.A.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

32	Processes in Venezuela

Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies’ assets and provided that Tavsa’s assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa.

In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011, President Chávez issued Decree 8280, which orders the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructs to commence negotiations and take any actions required for the acquisition of such assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta – Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 20011, 2010 and 2009

Nationalization of Venezuelan Subsidiaries (Cont.)

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2011 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

33	Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

	Year ended December 31,
	2011	2010	2009
Audit Fees	5,398	4,291	3,966
Audit-Related Fees	99	77	267
Tax Fees	151	161	129
All Other Fees	4	88	—

Total	5,652	4,617	4,362

34	Subsequent events

Annual Dividend Proposal

On February 23, 2012 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2012, the payment of an annual dividend of $0.38 per share ($0.76 per ADS), or approximately $449 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2011. If the annual dividend is approved by the shareholders, a dividend of $0.25 per share ($0.50 per ADS), or approximately $295 million will be paid on May 24, 2012, with an ex-dividend date of May 21, 2012. These Consolidated Financial Statements do not reflect this dividend payable.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab Industrial S.A. (“Confab”) acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share is BRL36, representing a total cost to Confab of approximately $500 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009

34	Subsequent events (Cont.)

Tenaris agrees to pursue delisting tender offer for Confab’s shares

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, Tenaris filed on January 27, 2012 a request with CVM (Brazil’s securities regulator) and the Sao Paulo stock exchange seeking their approval to a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab.

If the offer is approved, Tenaris will offer to pay a price in cash of Brazilian reais, or BRL, 5.85 per ordinary or preferred share. This price will be adjusted to deduct dividends or interest on capital declared or paid after December 1, 2011. The shareholders parties to the proposal have already agreed to the offer price and have committed to tender their shares into the offer.

If all Confab shares not already owned by Tenaris are acquired, the transaction would be valued at BRL 1,398 million (approximately $745 million, at the BRL/$ exchange rate as at December 31, 2011). If Tenaris does not reach the necessary 2/3 threshold for the delisting of Confab, it will nonetheless acquire up to 1/3 of the Confab shares held by the public.

35	Update as of April 30, 2012[1]

Tenaris accomplishes Confab delisting

On March 22, 2012, following receipt of all requisite approvals from CVM and the Sao Paulo stock exchange, we launched the offer for a price in cash in Brazilian reais 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, we attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was Brazilian reais 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012 we acquired 6,070,270 additional Confab shares in the market at the same price. Our total investment in Confab shares pursuant to these transactions amounts to BRL1,311.8 million, or approximately $697.4 million.

Upon settlement of the offer and these subsequent purchases on April 26, 2012, we hold in the aggregate approximately 95.9% of Confab.

Under applicable Brazilian rules, the remaining holders of Confab shares will have the option to sell their shares to the offeror at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate) at any time during the 90-day period following April 23, 2012. In addition, Confab will have the right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate); upon completion of such redemption, Confab will become a wholly-owned subsidiary of Tenaris.

The aggregate amount payable for the remaining Confab shares (as of April 23, 2012, totaling 16,617,646 shares, or approximately 4.1% of Confab’s share capital) will be approximately BRL98 million, or approximately US$52.1 million.

Ricardo Soler
Chief Financial Officer

[1]	This note was added subsequent to the approval of these consolidated financial statements by the Company’s Board of Directors on February 23, 2012.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2012	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and The Bank of New York Mellon**

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers S.àr.1., Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

15.3	Item 16-F letter issued by Price Waterhouse & Co. S.R.L.

*	The Updated and Consolidated Articles of Association are incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 30, 2011 (File No. 001-31518).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on August 9, 2009 (Registration No. 333-168673).