Form 20-F
period 2012-12-31
TENARIS SA
filed 2013-04-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-31518

TENARIS S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Adelia Soares

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail: asoares@tenaris.com

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

Large accelerated filer  ☒                Accelerated Filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010.

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

Industry Data

Unless otherwise indicated, industry data and statistics (including historical information, estimates or forecasts) in this annual report are contained in or derived from internal or industry sources believed by Tenaris to be reliable. Industry data and statistics are inherently predictive and are not necessarily reflective of actual industry conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods and (iii) different assumptions were applied in compiling the data. Such data and statistics have not been independently verified, and the Company makes no representation as to the accuracy or completeness of such data or any assumptions relied upon therein.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated herein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers Société Coopérative (formerly PricewaterhouseCoopers S.à r.l.), Réviseur d’entreprises agréé, an independent registered public accounting firm, as of December 31, 2012 and 2011 and for the two years in the period ended December 31, 2012, and were audited by Price Waterhouse & Co. S.R.L. for the year ended December 31, 2010. Both firms are member firms of PwC International Limited (“PWC”). IFRS differ in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information—Accounting Principles”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2012	2011	2010	2009	2008
Selected consolidated income statement data(1)
Continuing operations
Net sales	10,834,030	9,972,478	7,711,598	8,149,320	11,987,760
Cost of sales	(6,637,293)	(6,273,407)	(4,748,767)	(4,935,170)	(6,779,318)

Gross profit	4,196,737	3,699,071	2,962,831	3,214,150	5,208,442
Selling, general and administrative expenses	(1,883,789)	(1,859,240)	(1,522,410)	(1,483,369)	(1,799,002)
Other operating income (expenses), net	43,659	5,050	78,629	3,000	(375,873)

Operating income	2,356,607	1,844,881	1,519,050	1,733,781	3,033,567
Interest income	33,459	30,840	32,855	30,831	48,711
Interest expense	(55,507)	(52,407)	(64,103)	(118,301)	(179,885)
Other financial results	(28,056)	11,268	(21,305)	(64,230)	(99,850)

Income before equity in earnings of associated companies and income tax	2,306,503	1,834,582	1,466,497	1,582,081	2,802,543
Equity in earnings (losses) of associated companies	(63,534)	61,509	70,057	87,041	89,423

Income before income tax	2,242,969	1,896,091	1,536,554	1,669,122	2,891,966
Income tax	(541,558)	(475,370)	(395,507)	(433,385)	(923,251)

Income for continuing operations	1,701,411	1,420,721	1,141,047	1,235,737	1,968,715

Discontinued operations
Result for discontinued operations	—	—	—	(28,138)	306,905

Income for the year (2)	1,701,411	1,420,721	1,141,047	1,207,599	2,275,620
Income attributable to (2):
Owners of the parent	1,699,047	1,331,157	1,127,367	1,161,555	2,124,802
Non-controlling interests	2,364	89,564	13,680	46,044	150,818

Income for the year (2)	1,701,411	1,420,721	1,141,047	1,207,599	2,275,620

Depreciation and amortization	(567,654)	(554,345)	(506,902)	(504,864)	(532,934)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.44	1.13	0.95	1.00	1.49
Basic and diluted earnings per share	1.44	1.13	0.95	0.98	1.80
Dividends per share(3)	0.43	0.38	0.34	0.34	0.43

(1)	Certain comparative amounts have been re-presented to conform to: (a) changes in the accounting of our Mexican employee statutory profit sharing provision, which since January 1, 2012 is included under labor costs instead of under income tax and (b) changes in presentation in 2009 due to the nationalization of certain Venezuelan subsidiaries. For more information on the nationalization of these Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2012	2011	2010	2009	2008
Selected consolidated financial position data
Current assets	6,987,116	6,393,221	5,955,536	5,621,841	7,252,417
Property, plant and equipment, net	4,434,970	4,053,653	3,780,580	3,254,587	2,982,871
Other non-current assets	4,541,839	4,416,761	4,628,215	4,606,880	4,865,424

Total assets	15,963,925	14,863,635	14,364,331	13,483,308	15,100,712

Current liabilities	2,829,374	2,403,699	2,378,546	1,970,470	3,790,017
Non-current borrowings	532,407	149,775	220,570	655,181	1,241,048
Deferred tax liabilities	749,235	828,545	934,226	860,787	1,053,838
Other non-current liabilities	292,583	308,673	280,409	276,034	313,922

Total liabilities	4,403,599	3,690,692	3,813,751	3,762,472	6,398,825
Capital and reserves attributable to the owners of the parent	11,388,016	10,506,227	9,902,359	9,092,164	8,176,571
Non-controlling interests	172,310	666,716	648,221	628,672	525,316

Equity	11,560,326	11,172,943	10,550,580	9,720,836	8,701,887

Total liabilities and equity	15,963,925	14,863,635	14,364,331	13,483,308	15,100,712

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, a recession in the developed countries or a cooling of emerging market economies would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

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

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. The competitive environment, therefore, is expected to become more intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. See Item 4.B. “Information on the Company - Business overview - Competition”.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could affect operations at our facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of liquefied natural gas, which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See Item 3.D. “Key Information—Risks Factors—Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

We may not be able to recover increased costs of raw materials and energy through increased selling prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability. In addition, like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability.

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

Significant portions of our operations are located in countries with a history of political volatility or instability. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in laws and regulations. These developments and changes may include, among others, the nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends, debt principal or interest, or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, approximately 8% of Tenaris’s consolidated net assets are located in Argentina and we derive approximately 20% of our revenues from that country, including sales to the domestic and export markets. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

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

•

Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we have taken and are taking measures to limit the effect of supply restrictions on our operations in Argentina, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to similarly limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

•

In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the U.S. Dollar/Argentine Pesos, or ARS, exchange rate, and implemented restrictions on capital inflows into Argentina and capital outflows from Argentina. Since 2001, Argentine subsidiaries are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into ARS at the official floating exchange rate applicable on the date of repatriation. Since the last quarter of 2011, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, prohibiting the purchase of foreign currency for saving purposes and limiting the ability of Argentine companies to transfer funds (including in connection with the payment of dividends or royalties) outside of Argentina. These existing controls, and any additional restrictions of this kind that may be imposed in the future, could expose us to the risk of losses arising from fluctuations in the exchange rate of the ARS or affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside Argentina funds generated by Argentine subsidiaries, for example, to pay dividends or royalties or other activities that require offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

•

The Argentine government has imposed export taxes on certain activities, mainly in connection with commodities, gas and oil. If the Argentine government were to increase export taxes or impose export restrictions concerning our activities, our business and operations in Argentina could be adversely affected.

•

The Argentine government has recently implemented import regulations. All payments on import of goods and services must be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The criteria followed to authorize or object to a transaction are not determined in the applicable regulations. Such import regulations could delay imports and as result, adversely affect our business, operations in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries may adopt and implement counter-measures.

•

Following the Argentine default in 2002, Argentina’s access to international capital markets has been limited and may continue to be limited in the future. A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

We currently have the following exposure to political and economic developments in Venezuela:

•

We have a significant share of the market for oil country tubular goods, or OCTG, products. We enjoy ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. Since 2010, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•

In addition, we have: (i) a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A., or Tavsa, the sole producer of seamless steel pipe products in Venezuela, (ii) a 50.2% interest in Matesi Materiales Siderúrgicos S.A., or Matesi, an industrial facility that produces hot briquetted iron, or HBI, and (iii) a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. In 2009, Venezuela’s former President Hugo Chávez announced the nationalization of, among other companies, Tavsa, Matesi and Comsigua. In August, 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petroleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. In June 2011 former President Chavez issued Decree 8280/2011, which ordered the expropriation of Matesi’s assets as may be required for the implementation of a state-owned project for the production, sale and distribution of briquettes, and further instructed to commence negotiations and take any actions required for the acquisition of such assets. Our investments in these Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and we continue to reserve all of our rights under contracts, investment treaties and Venezuelan and international law, and we have consented to the jurisdiction of the ICSID in connection with the nationalization process. In August 2011 and July 2012, respectively, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investments in Matesi, Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interests in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For more information on the nationalization of these Venezuelan companies, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. Since 2011, organized criminal activity and violent incidents remained high and spread to new regions of the country. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

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

In 2000, we entered into a joint venture agreement with a term of 15 years with NKK Corporation, or NKK, to form NKKTubes. In September 2002, NKK and Kawasaki Steel, one of our main competitors, completed a business combination through which they became subsidiaries of JFE Holdings Inc., or JFE. JFE’s continued operation of the former Kawasaki Steel steel pipe business in competition with NKKTubes, or JFE’s potential lack of interest in the continued development of NKKTubes, could place NKKTubes at a disadvantage and adversely impact our operations in Japan. We are currently discussing the extension of the joint venture agreement, but we cannot guarantee a successful outcome in this negotiation.

Future acquisitions, capital investments and strategic partnerships may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in January 2012, through our subsidiary Confab Industrial S.A., or Confab, we acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital and in May 2012, we acquired all the remaining minority interests in Confab. In addition, in 2012, we decided to build a new seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2012, we had $1,806.9 million in goodwill, which correspond mainly to the acquisition of Maverick Tube Corporation, or Maverick, in 2006 ($771.3 million in goodwill) and Hydril Company, or Hydril, in 2007 ($919.9 million in goodwill). As of December 31, 2012, an impairment test over our investment in Usiminas was performed and subsequently, the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding the future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, following the impairment charge, our investment in associated companies in connection with our investment in Usiminas amounted to $346.9 million. For a discussion of the Usiminas impairment, see note 27 “Business combinations and other acquisitions – Acquisition of participation in Usiminas”. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk”.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see Item 3.D. “Key Information - Risks Factors - Risks Relating to our Business - Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

As of March 31, 2013, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to Shares and ADSs

In deciding whether to purchase, hold or sell Shares or ADSs, you may not have access to as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain material aspects from U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited Shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders rights in connection with the deposited Shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with properly completed voting instructions on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADS by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADS to have instructed the Depositary to vote the underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying Shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of Shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until May 12, 2017. The Company may, however, issue Shares without preemptive subscription rights only if (i) Shares (including without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) are issued against a contribution other than in cash; (ii) Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued shares capital of the Company, are issued to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively, the “Beneficiaries”), for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit), including without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares or similar instruments convertible or exchangeable into Shares.

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

A. History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 8000, Houston, TX 77027.

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

•

Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999). During the second quarter of 2012, we acquired all the remaining non-controlling interests in Confab;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

•	SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009);

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (October 2011); and

•	Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012).

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

B. Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

[1]	In 2009, the Venezuelan government nationalized Tavsa. For more information on the Tavsa nationalization process, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

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

Business Segments

Following the acquisition of the remaining non-controlling interests in Confab and its further delisting, the Company has changed its internal organization and therefore combined the Tubes and Projects segments, that had been reported in the Consolidated Financial Statements as of December 31, 2011.

In the past, the operations of the Projects segment consisted mainly of activities of Confab in Brazil. Historically, most of the sales of the Projects segment were of line pipe for onshore pipelines and equipment for petrochemical and mining applications. With the development of the Brazilian offshore pre-salt projects, our business in Brazil has changed and we are positioning ourselves as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris’s position in Brazil, in 2012, we acquired the remaining non-controlling interests in Confab and changed its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, Tenaris has one major business segment, Tubes, which is also our reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total net sales in 2011, have been reclassified to Others.

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

Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Comparative amounts have been reclassified to conform to changes in segment reporting. For more information on our business segments, see accounting policy C “Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

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

Other Products. We also manufacture sucker rods used in oil extraction activities, coiled tubing used for oil and gas drilling and well workovers and for subsea pipelines, welded steel pipes for electric conduits used in the construction industry, and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina, Brazil, Mexico and Romania, couplings in the United States, Argentina, China, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities, for production of American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2012	2011	2010
Thousands of tons

Steel Bars
Effective Capacity (annual) (1)	3,635	3,575	3,450
Actual Production	2,721	2,963	2,800
Tubes – Seamless
Effective Capacity (annual)(1)	3,740	3,770	3,320
Actual Production	2,806	2,683	2,399
Tubes – Welded(2)
Effective Capacity (annual) (1)	2,620	2,710	2,710
Actual Production	1,188	1,073	983

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Following the change in our business segments, our Tubes-Welded production figures include also the production historically attributed to the Projects segment.

Since 2011, our seamless production capacity increased following the completion of our new small diameter seamless pipes mill at our integrated facility in Veracruz, Mexico. In addition, our steelmaking production capacity increased following investments at our steel shops in Veracruz and Dalmine, Italy. On the other hand, our welded production capacity decreased by 90,000 tons, following the cessation of production at our facility in Counce, Tennessee.

Production Facilities - Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities, three threading plants and a couplings manufacturing facility in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and one threading plant in Canada.

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Mexican state oil company Petróleos Mexicanos, or Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,000,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2012, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	1,000
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2011, we completed the construction of the new seamless pipes mill in Veracruz. Located adjacent to our existing facility, the new mill, which includes premium threading and upsetting machines, finishing and heat treatment lines, incorporates the latest rolling technology and produces from 2 3/8 up to 7 inches seamless pipes. The new plant has a capacity of 450,000 tons per year, which could eventually be expanded in the future by adding more finishing lines, which would allow Tenaris to take advantage of the full capacity of the mill. In addition, the reallocation of small diameter pipes production to the new mill will make operations more efficient. Since 2011, after the start-up of the new rolling mill, in order to supplement the steel requirements of our Mexican seamless steel pipe operation, we have been sourcing steel bars from Ternium’s Mexican facilities, under a long term contract that grants us, during an eight-year period, preferential right to purchase up to 250,000 tons of round steel bars per year. The new facility required an investment of approximately $1.0 billion over two years.

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

United States

In the United States we have the following production facilities:

Hickman, Arkansas: This facility, which is our main U.S. production facility and covers an area of 78 hectares, processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 2 3/8 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

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

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce line pipe with an outside diameter range of 4  1/2 to 8  5/8 inches and has an annual production capacity of approximately 90,000 tons. The plant has one mill and a finishing line capable of producing line pipe products. Currently, for efficiency reasons, the plant is not operational and these products are being produced by our Hickman plant.

In the Houston area we have the Texas Arai coupling facility with an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2  3/8 through 20 inches in carbon and alloy steel grades. Furthermore, as part of the acquisition of Hydril, we added the following threading facilities, which are mainly dedicated to the finishing of tubes with premium connections:

•	McCarty: a threading facility in Houston, Texas, which comprises two main production buildings in an area of approximately 20 hectares;

•	Westwego: a threading facility located in Louisiana; and

•	Bakersfield: a threading facility in California, mainly used as a repair shop.

In addition, in 2012, we decided to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016 within a budget of $1.5 billion.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9  7/8 inches. The effective annual production capacity of the facility is approximately 250,000 tons. To source steel bars, in 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend and enhance the original contract. The new contract will accommodate 50% of our steel bar needs up to a maximum of 160,000 tons in 2013 and 180,000 tons in 2014. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

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

South America

In South America, we have a fully integrated seamless pipe facility in Argentina. In addition, we have welded pipe manufacturing facilities in Argentina, Brazil and Colombia.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2012, are as follows:

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

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and submerged arc welding, or SAW, rolling mills with one spiral line. The facility was originally opened in 1948 and processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4  1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons. The other welded facility is located at Villa Constitución in the province of Santa Fe. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 6 inches.

Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1959, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4  1/2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

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

Italy

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine in the industrial region of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of approximately 790,000 tons of seamless steel pipes and 935,000 tons of steel bars.

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment; and

•	a rotary expander with a finishing line including a heat treatment.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2012, are as follows:

Effective Annual Production Capacity (thousands of tons) (1)
Steel Shop	935
Pipe Production
Mandrel Mill:
Floating Mandrel Mill Small Diameter	140
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

Our production facilities located in Italy have a collective annual production capacity of approximately 950,000 tons of seamless steel pipes. Aside from the main facility mentioned above, they include:

•

the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 280 mm (0.47 to 11.00 inches), mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of approximately 80,000 tons;

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

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatts at Dalmine. Our operations in Dalmine consume most of the power generated at the plant which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

Romania

We have a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). We also have a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and supplies steel bars to the Silcotub facility as well as to other rolling mills in our industrial system. The combined Romanian facilities comprise:

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

In Nigeria we have a facility dedicated to the production of premium joints and couplings in Onne, where we are consolidating our operations in the area (previously distributed between Onne and Warri). This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, the Warri threading facility will be reconverted into a repair shop to enlarge our services and better support our customer base. In addition, in October 2011, we acquired 40% of the shares of Pipe Coaters Nigeria Ltd, a leading company in the Nigerian pipe coating industry. Also, located in Onne, Pipe Coaters Nigeria supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for deepwater applications.

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

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril. In addition, we hold 77.45% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities and coupling shop, which has an annual processing capacity of approximately 120,000 tons.

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

We have a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky, Cedar Springs, Georgia and Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual production capacity of approximately 240,000 tons.

In addition, we have specialized facilities in the Houston area producing coiled tubing and umbilical tubing:

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

Sales and Marketing

Net Sales

Our total net sales amounted to $10,834.0 million in 2012, compared to $9,972.5 million in 2011 and $7,712.6 million in 2010. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2012		2011		2010
Tubes	10,023.3	93%	9,111.7	91%	7,032.4	91%
Others	810.7	7%	860.8	9%	679.2	9%

Total	10,834.0	100%	9,972.5	100%	7,711.6	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

Millions of U.S. dollars	For the year ended December 31,
	2012		2011		2010
Tubes
North America	4,953.6	49%	4,060.9	45%	3,068.2	44%
South America	2,305.4	23%	2,079.5	23%	1,546.7	22%
Europe	1,042.1	10%	1,056.5	12%	740.1	11%
Middle East and Africa	1,246.7	12%	1,330.7	15%	1,245.5	18%
Far East and Oceania	475.5	5%	584.1	6%	431.8	6%

Total Tubes	10,023.3	100%	9,111.7	100%	7,032.4	100%

North America

Sales to customers in North America accounted for 49% of our sales of tubular products and services in 2012, compared to 45% in 2011 and 44% in 2010.

We have significant sales in each of the United States, Canada and Mexico. During the last few years, we have consolidated a leading position in the U.S. market with an integrated product and service offering, and strengthened our position in the Canadian market following the acquisitions of Maverick and Hydril.

The use of welded OCTG products in less complex applications has become well established in the United States and Canada due to the standard product specifications required, the development of ERW technology and the marketing efforts of local welded pipe producers.

Sales to our oil and gas customers in the United States and Canada are sensitive to oil prices and North American natural gas prices. Due to the relative weakness in the price of natural gas compared with the price of oil, drilling activity historically dedicated to natural gas, has switched to the exploration and production of oil. In the past few years, drilling of productive shale gas reserves, made possible by drilling technology developments, has led to a reduction in conventional gas drilling activity and has resulted in a fifth consecutive year of increasing U.S. gas production in spite of a reduction in overall gas drilling activity compared to the previous five years. A similar trend is underway in the Canadian market.

The same horizontal drilling and hydraulic fracturing technology developments that have led to the development of shale gas reserves are also being applied to the development of tight and shale oil reserves. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and in 2012 rose significantly, increasing 14% year on year. Oil drilling activity in the United States and Canada has increased rapidly during the past three years. In Canada, the increase in oil drilling activity includes investments in thermal projects to extract and process extra heavy oil from Canada’s oil sands reserves.

In 2010 and 2011 and the first half of 2012, demand for our OCTG products in the United States and Canada increased led by substantially higher oil drilling activity along with investments in natural gas shales and liquid rich plays and due to a lower level of imports of Chinese products, following the introduction by the United States and Canadian governments of antidumping and countervailing duties on the import of Chinese OCTG products. In the second half of 2012, there was a slowdown in drilling activity in the United States and Canada as producer cash flows were affected by continuing low natural gas prices and liquids prices were affected by infrastructure (transportation and processing) restraints.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the U.S. Gulf of Mexico and the consequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity has gradually picked up and returned to pre-Macondo levels and permit activity and rig counts suggest that deepwater activity will continue to grow.

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

In 2010, drilling activity in Mexico declined from 2008 and 2009 levels, following increases in the previous two years, as low production rates at the Chicontepec reserve led Pemex to curtail the pace of the drilling program that it had previously initiated for the development of the reserve in response to declining oil production from Mexico’s principal field. In addition, low North American natural gas prices also led to a reduction of drilling activity in the Burgos basin in the north of the country. In the second half of 2011, Pemex resumed its drilling program at the Chicontepec reserve leading to a recovery in activity. In 2012, drilling activity continued to recover.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 23% of our sales of tubular products and services in 2012, compared to 23% in 2011 and 22% in 2010.

Our largest markets in South America are Argentina, Brazil, Colombia and Venezuela. We also have significant sales in Ecuador and Peru.

We have manufacturing subsidiaries in Argentina, Brazil and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, (in which the Argentine government nationalized a 51% interest on May 7, 2012) and with other operators in the oil and gas sector. In 2010 and 2011, drilling activity and demand from oil and gas customers has recovered in Argentina from the decline in 2009, led by an increase in oil-related drilling, and returned to the level shown in 2008 and it increased further in 2012. Significant discoveries of unconventional reserves, including shale oil, have been announced and an increase in exploration and appraisal activity is expected in the coming years. However, growth in oil and gas activity and supply has been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, the government has put in place programs to encourage new exploration and production activity. In addition, domestic gas tariffs for consumers have begun to increase as a result of the removal of subsidies and to cover the higher costs of natural gas imports.

In Brazil, we have a longstanding business relationship with Petrobras S.A. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Demand for complex OCTG and line pipe products used in deepwater applications has grown strongly in the past few years but the rate of growth is expected to slow down. Demand for line pipe for onshore pipeline projects declined to a very low level in 2010, and has recovered gradually since then.

In Colombia, we have established a leading position in the market for OCTG products in the past few years following the acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In 2010 and 2011, drilling activity increased together with demand for pipes but declined slightly in 2012. Our principal customer in Colombia is Ecopetrol, which we supply under a JIT arrangement.

In Venezuela, we have a significant share of the market for OCTG products. We enjoy ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In the past three years, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information—Risk Factors – Risks Relating to our Business—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 10% of our sales of tubular products and services in 2012, compared to 12% in 2011 and 11% in 2010.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries were particularly affected during the second half of 2008 and throughout 2009, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions; after a brief recovery in 2010 and 2011 due to higher industrial activity, demand has declined again in 2012. Sales of pipes for HPI projects were also negatively affected by the crisis up until 2010. After recovering partially during 2011, due to resumption of investments in HPI projects, they declined again in 2012.

The European market also includes the North Sea region and other areas, such as Romania and Turkey, where oil and gas drilling takes place. In 2012, consumption and our sales of OCTG products rose in Europe and there has been exploration activity in new areas such as unconventional shale plays in Eastern Europe and offshore drilling in the Black Sea and the Eastern Mediterranean. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 12% of our sales of tubular products and services in 2012, compared to 15% in 2011 and 18% in 2010.

Our sales in the Middle East and Africa are sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. They are also increasing investments to maintain or add oil production capacity. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies have been increasing investments in exploration and production in offshore projects and seeking new opportunities in less explored Sub Saharan countries, including gas exploration activity in East Africa.

In 2011 and 2012, however, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in 2012 U.S. and EU sanctions affected production and exports in Iran. In response to the loss of Libyan and Iranian exports, Saudi Arabia raised its oil production output and increased its level of activity but has recently reduced it following the resumption of Libyan production and increased production from Iraq.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in that region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 5% of our sales of tubular products and services in 2012 and 6% in 2011 and 2010.

Our largest markets in the Far East and Oceania are China, Japan and Indonesia. Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Although apparent consumption of pipes in China has increased significantly during the past three years, this increase has been met by higher sales of pipes produced by local producers, who have been increasing their production capacity. Imports of high-value pipe products not manufactured by local producers have stabilized in the past three years.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. Apparent demand in 2010 showed a recovery from the sharp drop during the 2008-2009 crisis but in the second half of 2012 fell back as Japan’s industrial production activity weakened.

In recent years, we have consolidated and expanded our regional presence in Indonesia based on our local heat treatment and premium threading facilities. Sales to Indonesia and other markets in the Far East and Oceania are affected by the level of oil and gas drilling activity in these countries and engineering activity related to investment in gas processing, petrochemical plants and oil refineries.

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services decreased 6% in 2012, compared to 2011, mainly due to lower sales of industrial equipment in Brazil.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed in various regions and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment, therefore, is expected to become more intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•

Vallourec, a Franco-German venture, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with Sumitomo. In the last few years, Vallourec has been increasing its production capacity through building a new mill in Brazil jointly with Sumitomo, which is aimed primarily at export markets and was commissioned in 2011, and has built a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in the U.S. through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer under which it would distribute products from the Chinese producer in markets outside China.

•

Nippon Steel & Sumitomo Metal Corporation, or NSSMC, and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•

In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and has expanded internationally through acquisitions into Eastern Europe and the United States where it acquired IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections and thereby a significant position in the U.S. market. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•

Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States and heat treatment and pipe finishing facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•

The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, new players have built, or announced plans to build, pipe mills in the United States. These include Boomerang LLC, a company formed by a former Maverick executive, which opened a welded pipe mill in Liberty, Texas, in 2010, and Benteler, a European seamless pipe producer, which has announced plans to build a new seamless pipe mill in Louisiana. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•

Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa. ArcelorMittal is also building a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2012, our capital expenditures, including investments at our plants and investments in information systems, amounted to $789.7 million, compared to $862.7 million in 2011 and $847.3 million in 2010. Of these capital expenditures, investment at our plants amounted to $746.9 million in 2012, compared to $826.3 million in 2011 and $819.8 million in 2010. In 2012, we focused our investments on consolidating the capacity at our seamless pipe facility in Mexico, as well as on expanding our production capacity for high-end products, improving environmental performance and also expanding our R&D and training facilities. The major highlights of our capital spending program during 2012 include:

•	completion of the steel shop expansion and fume treatment system expansion at the Veracruz facility in Mexico;

•	completion of the investment program at our new small diameter rolling mill at the Veracruz facility in Mexico;

•	expansion of the forming area and production range at our SAW line in Brazil;

•	completion of the new finishing and heat treatment facility for thermal products in our facility in Romania;

•	completion of the steel shop expansion and completion of the new premium threading facility at the Dalmine facility in Italy;

•	installation of a new Dopeless® coating lines at the McCarty plant in Houston, United States and at the Dalmine facility in Italy;

•	expansion of the new fume exhaust system and remodeling of the main entrance and purchase area offices at our Siderca facility in Argentina; and

•	increase in capacity for protectors production in Argentina.

During 2013 we expect our investments to be spread among our global industrial system, in line with what already occurred during 2012. These investments will mainly aim at enhancing product differentiation, increasing capacity on critical areas, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact. Major projects for 2013 include:

•	completion of the new R&D center in Rio de Janeiro and expansion of the production range of our SAW line in Brazil;

•	increase of heat treatment capacity and renewal of the straightener machine at our Siderca facility in Argentina;

•	increase the production capacity for couplings at our Veracruz facility in Mexico;

•	installation of new heat treatment and finishing lines for seamless OCTG in Colombia and Saudi Arabia;

•	installation of a new straightening machine in the heat treatment line in the Algoma facility in Canada;

•	installation of new premium threading lines in Romania;

•	construction of a new cold drawn line in the Costa Volpino facility in Italy;

•	construction of a new service center in Ecuador; and

•	increase the production capacity of sucker rods.

In addition, in 2012, we decided to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016 within a budget of $1.5 billion. During 2013, we expect that capital expenditures related to this project should be limited to acquiring the land, developing the detailed engineering and obtaining project approvals.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $42.8 million in 2012, compared to $35.8 million in 2011, and $27.2 million in 2010.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steel making operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 30%, with direct energy accounting for approximately 5%.

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Industry—Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. Despite showing high levels of volatility, on average, the costs of steelmaking raw materials and of steel coils and plates decreased in 2012 compared to 2011, reflecting weak steel consumption due to uncertain macroeconomic conditions. Our operating margin increased in 2012 due to an increase in average selling prices, lower raw material costs and operating efficiency improvements.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials remained relatively stable during 2012, below levels experienced in 2011, as demand from European economies weakened. For example, prices for Scrap Shredded East Coast USA, published by CRU, averaged $425 per ton in 2011 and $381 per ton in 2012.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Companhia Vale do Rio Doce and Samarco Mineração S.A. During 2012, prices decreased, with less volatility than in previous years, as Chinese demand growth softened and European uncertainty continued. However, towards the end of 2012 and beginning of 2013 prices have increased due to expectations of increased demand from China. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $169 per ton in 2011 and $130 per ton in 2012.

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

In Canada, we had a long-term agreement with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane was supplying up to 100,000 tons of round steel bars per year, at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend and enhance the original contract. The new contract will accommodate 50% of our steel bar needs up to a maximum of 160,000 tons in 2013 and 180,000 tons in 2014. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

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

Steel coil market prices declined during 2012, reflecting weak steel consumption due to uncertain macroeconomic conditions. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $814 per ton in 2011 and $713 per ton in 2012.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor and ArcelorMittal. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our Hickman facility, in 2007 we entered into a five year purchase contract with Nucor, which after a one-year extension expired on December 31, 2012. While a new contract is being negotiated, the previous agreement has been extended through May 2013.

In Canada, we have agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

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

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expires in September 2013.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. Energy costs have continued to increase since 2010. Over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last years driven by increased local demand and by governmental policies that cut back subsidies for consumption of natural gas by certain users. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys decreased in 2012, in line with international prices for these materials.

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

R&D activities are carried out primarily at our specialized research facilities located at our Campana plant in Argentina, at our Veracruz plant in Mexico, at our Dalmine plant in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, which we expect will start operating in 2014. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications; and

•	sucker rods.

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

We spent $83.0 million for R&D in 2012, compared to $68.4 million in 2011 and $61.8 million in 2010.

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

Disclosure Pursuant to Section 13(r) of the Exchange Act

Tenaris

The Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, created a new subsection (r) in Section 13 of the Exchange Act, which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Tenaris is providing the following disclosure pursuant to Section 13(r).

In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR 9.4 million (approximately $ 12.6 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR 750 thousand (approximately $ 1.0 million) for products delivered to NIDC in prior years. An outstanding balance of EUR 172 thousand (approximately $ 0.2 million) is still due to TGS. In addition, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by twenty NIDC experts at TGS’s cost.

TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED 16.5 million (approximately $ 4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group, or OIEC, and Pars Oil and Gas Company, or POGC, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED 16.3 million (approximately $ 4.4 million), and collected a total amount of AED 15.4 million (approximately $ 4.2 million).

As of December 31, 2012, a balance of AED 862 thousand (approximately $ 0.2 million) was outstanding, and will only become due after the end of the warranty period.

In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V. for its project in Darquain, Iran, for a value of EUR 246 thousand (approximately $ 0.3 million). As of December 31, 2012, the entire contract amount was still outstanding. Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company, or NIOC.

In May 2011, our subsidiary Dalmine entered into an agreement with Edison International S.p.A., or Edison, an Italian company, for the supply of OCTG casing for a development project in Iran, for a value of EUR 926 thousand (approximately $ 1.2 million). In 2012, Dalmine collected EUR 1.1 million (approximately $ 1.4 million) on account of material delivered to Edison during 2011. Dalmine has been informed that Edison operates such project under an exploration and development service contract with NIOC.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris subsidiaries identified above intend to perform their pending obligations under existing agreements, neither Tenaris nor any of its subsidiaries has plans to make new sales of products or services to Iran.

Tenaris estimates that the sales of products and services to, or for use by, customers controlled by the Government of Iran in 2012 by its subsidiaries as indicated above generated a profit before tax of approximately $0.8 million.

Tenaris believes that its activities concerning Iran do not violate any United States or foreign law, and has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, Tenaris is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steel-making industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Tenaris, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•

During 2012, Tenova and its subsidiaries supplied certain products and performed certain services, in the context of the engineering and supply of equipment for the steel-making industry, to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•

None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or has been performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•

All of these sales and activities were authorized by the Comitato di Sicurezza Finanziaria – CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Since several of Tenova’s Iran-related contracts are still currently being executed, Tenova is required to perform all outstanding obligations under such contracts.

•

Any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2012 with regard to the foregoing transactions amounted to $19.8 million, which represents 1.1% of its total sales revenue for 2012.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $2.6 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2012, 2011 and 2010.

			Percentage Ownership
Company	Country of Organization	Main Activity	2012	2011	2010
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A.	Brazil	Manufacture of welded steel pipes and capital goods	100%	41%	41%
Dalmine S.p.A	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
PT Seamless Pipe Indonesia Jaya	Indonesia	Manufacture of seamless steel pipes	77%	77%	77%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	100%	82%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Connection Limited	St. Vincent & Grenadines	Ownership and licensing of technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments S.àr.l Luxembourg, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium’s securities are listed on the New York Stock Exchange, or NYSE, since February 1, 2006, following an initial public offering of ADSs. As of March 31, 2013, the Company held 11.46% of Ternium’s share capital (including treasury shares).

We acquired our investment in Ternium through the exchange of our prior indirect investments in Sidor for an interest in Ternium.

The Company is a party to a shareholders’ agreement with Techint Holdings S.à r.l., or Techint Holdings, a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated as a director of Ternium pursuant to this agreement.

Exiros

Exiros, which we own 50%/50% with Ternium, has offices located in various countries and is in charge of the procurement of a majority of our purchases of raw materials and other products or services. Exiros’s objectives are to procure better purchase conditions and prices by exercising the improved bargaining power that results from combining the demand of products and services by both Ternium and Tenaris.

Usiminas

On January 16, 2012 Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality, flat steel products used in the energy, automotive and other industries.

This acquisition is part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel (now NSSMC), Mitsubishi, Metal One and Caixa dos Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares representing approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising Nippon Steel & Sumitomo Metal Corporation, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares held by the control group; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and TenarisConfab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remaining 7.7% corresponding to Tenaris) of the total shares held by the control group; and Previdência Usiminas, which holds the remaining 10.6%. The rights of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders agreement. For a discussion of the investment in Usiminas, see note 27 “Business combinations and other acquisitions – Acquisition of participation in Usiminas” and note 12 “Investments in associated companies” to our audited consolidated financial statements included in this annual report.

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

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually required. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world.

In 2012, global drilling activity remained relatively stable as compared to 2011 levels, while in the United States and Canada the rig count decreased 1% in 2012 as compared to 2011. In the first half of 2012, oil directed drilling activity increased due to strong oil prices, offsetting a decline in gas directed drilling activity, however, drilling activity in the second half of 2012 was affected by continuing low natural gas prices and lower liquids prices largely resulting from regional pipeline and processing infrastructure restraints. In 2013, we expect drilling activity to recover gradually from current levels but to remain, on average, slightly below the level of 2012.

In the rest of the world, although the overall rig count remained relatively stable in 2012, consumption of OCTG premium products has been increasing led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling.

In 2013, we expect higher levels of demand for premium OCTG products particularly in regions such as the Middle East and sub-Saharan Africa. Overall sales growth is expected to be moderate as higher oil and gas sales in Eastern Hemisphere markets are largely offset by lower sales in North America and in European industrial markets.

Operating margins in 2013 are expected to remain around 2012 levels with product mix and industrial efficiency improvements offsetting the impact of lower prices in less differentiated products.

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

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, in addition to round steel bars, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plates for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

Despite showing high levels of volatility, on average, the costs of steelmaking raw materials and of steel coils and plates decreased in 2012 compared to 2011, reflecting weak steel consumption due to uncertain macroeconomic conditions. We expect these costs to remain stable during 2013.

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

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production is expected to be exported to major oil and gas markets with a U.S. dollar economic environment; in addition, seamless pipes sales are denominated and settled in U.S. dollars.

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

As a result of these changes in functional currency, a majority of the Company’s subsidiaries (other than its Italian and Brazilian subsidiaries) have the U.S. dollar as their functional currency.

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

In 2010, Tenaris reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships.

In 2012 and 2011, none of Tenaris’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

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

2012 Impairment on associated companies - Usiminas

An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2012. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Inventory Reserves: Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the net realizable value taking into consideration assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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

Allowances for Doubtful Accounts and Customer Claims

Management estimates the ultimate collectability of accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, negatively impacting their ability to make payments, additional allowances may be required.

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

Loss Contingencies

We are subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2012	2011	2010
Selected consolidated income statement data(1)
Continuing Operations
Net sales	10,834,030	9,972,478	7,711,598
Cost of sales	(6,637,293)	(6,273,407)	(4,748,767)

Gross profit	4,196,737	3,699,071	2,962,831
Selling, general and administrative expenses	(1,883,789)	(1,859,240)	(1,522,410)
Other operating income (expenses), net	43,659	5,050	78,629

Operating income	2,356,607	1,844,881	1,519,050
Interest income	33,459	30,840	32,855
Interest expense	(55,507)	(52,407)	(64,103)
Other financial results	(28,056)	11,268	(21,305)

Income before equity in earnings of associated companies and income tax	2,306,503	1,834,582	1,466,497
Equity in earnings (losses) of associated companies	(63,534)	61,509	70,057

Income before income tax	2,242,969	1,896,091	1,536,554
Income tax	(541,558)	(475,370)	(395,507)

Income for the year	1,701,411	1,420,721	1,141,047

Income attributable to (2):
Owners of the parent	1,699,047	1,331,157	1,127,367
Non-controlling interests	2,364	89,564	13,680

	1,701,411	1,420,721	1,141,047

Depreciation and amortization	(567,654)	(554,345)	(506,902)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.44	1.13	0.95
Basic and diluted earnings per share	1.44	1.13	0.95
Dividends per share(3)	0.43	0.38	0.34

(1)	Certain comparative amounts have been re-presented to conform to changes in the accounting of our Mexican employee statutory profit sharing provision, which since January 1, 2012 is included under labor costs instead of under income tax. For more information, see accounting policy A “Basis of presentation” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2012	2011
Selected consolidated financial position data
Current assets	6,987,116	6,393,221
Property, plant and equipment, net	4,434,970	4,053,653
Other non-current assets	4,541,839	4,416,761

Total assets	15,963,925	14,863,635

Current liabilities	2,829,374	2,403,699
Non-current borrowings	532,407	149,775
Deferred tax liabilities	749,235	828,545
Other non-current liabilities	292,583	308,673

Total liabilities	4,403,599	3,690,692
Capital and reserves attributable to the owners of the parent	11,388,016	10,506,227
Non-controlling interests	172,310	666,716

Equity	11,560,326	11,172,943

Total liabilities and equity	15,963,925	14,863,635

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2012	2011	2010
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(61.3)	(62.9)	(61.6)

Gross profit	38.7	37.1	38.4
Selling, general and administrative expenses	(17.4)	(18.6)	(19.7)
Other operating income (expenses), net	0.4	0.1	1.0

Operating income	21.8	18.5	19.7
Interest income	0.3	0.3	0.4
Interest expense	(0.5)	(0.5)	(0.8)
Other financial results	(0.3)	0.1	(0.3)

Income before equity in earnings of associated companies and income tax	21.3	18.4	19.0
Equity in earnings of associated companies	(0.6)	0.6	0.9

Income before income tax	20.7	19.0	19.9
Income tax	(5.0)	(4.8)	(5.1)

Income for the year	15.7	14.2	14.8

Income attributable to:
Owners of the parent	15.7	13.3	14.6
Non-controlling interests	0.0	0.9	0.2

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011

Changes in Segment Reporting

Following the acquisition of the remaining non-controlling interests in Confab, we have changed our internal organization and therefore combined the Tubes and Projects segments.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, Tenaris has one major business segment, Tubes, which is also our reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total sales in 2011, have been reclassified to Others.

Comparative amounts have been reclassified to conform to changes in presentation in 2012. For more information on our business segments, see accounting policy C “Segment information” to our audited consolidated financial statements included in this annual report.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2012		2011
Tubes	10,023.3	93%	9,111.7	91%	10%
Others	810.7	7%	860.8	9%	(6%)

Total	10,834.0	100%	9,972.5	100%	9%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2012	2011
Seamless	2,676	2,613	2%
Welded	1,188	1,134	5%

Total	3,864	3,747	3%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2012	2011
Net sales
- North America	4,953.6	4,060.9	22%
- South America	2,305.4	2,079.5	11%
- Europe	1,042.1	1,056.5	(1%	)
- Middle East & Africa	1,246.7	1,330.7	(6%	)
- Far East & Oceania	475.5	584.1	(19%	)

Total net sales	10,023.3	9,111.7	10%
Operating income	2,251.8	1,702.2	32%
Operating income (% of sales)	22%	19%

Net sales of tubular products and services increased 10% to $10,023.3 million in 2012, compared to $9,111.7 million in 2011, reflecting a 3% increase in volumes and a 7% increase in average selling prices, driven by an improvement in the mix of products which offset the impact of lower prices in less differentiated products. In North America, the increase in sales was mainly driven by higher liquids drilling activity, together with a recovery in activity in the Gulf of Mexico and higher drilling activity in Mexico. In South America, sales increased led by higher demand from offshore projects in Brazil and increasing activity levels in Argentina, which more than offset lower demand in the Andean region. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, which were offset by lower demand for mechanical products. In the Middle East and Africa, sales decreased mainly due to lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales decreased mainly due to lower shipments of OCTG products to China and Indonesia, partially offset by higher shipments to regional hydrocarbon process industry, or HPI, projects.

Operating income from tubular products and services increased 32% to $2,251.8 million in 2012, from $1,702.2 million in 2011. The increase in the operating income was mainly driven by a 10% increase in sales and a higher operating margin (22% in 2012 vs. 19% in 2011). Our operating margin increased in 2012 due to an increase in average selling prices, lower raw material costs and operating efficiency improvements.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2012	2011
Net sales	810.7	860.8	(6%)
Operating income	104.8	142.7	(27%)
Operating income (% of sales)	13%	17%

Net sales of other products and services decreased 6% to $810.7 million in 2012, compared to $860.8 million in 2011, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales of sucker rods.

Operating income from other products and services decreased 27% to $104.8 million in 2012, from $142.7 million in 2011, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.4% in 2012 compared to 18.6% in 2011, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses, net resulted in income of $43.7 million in 2012, compared to income of $5.1 million in 2011. This significant increase is attributable to a $49.2 million judgment that Confab, our Brazilian subsidiary, collected in 2012, from the Brazilian government, representing interest and monetary adjustment over a tax benefit obtained in 1991.

Net interest expenses totaled $22.0 million in 2012, compared to $21.6 million in 2011, which included $5.2 million in losses on interest rate swaps in 2011 and none in 2012. Excluding the effect of interest rate swaps in 2011, net interest expenses increased during 2012, mainly due to an increase in net debt of $595.0 million (mainly due to $700.0 million syndicated loans taken to finance investments in Brazil), partially offset by lower cost of debt.

Other financial results generated a loss of $28.1 million in 2012, compared to a gain of $11.3 million during 2011. These results largely reflect gains and losses on net foreign exchange transactions ($10.9 million loss in 2012 compared with $65.4 million gain in 2011) and the fair value of derivative instruments ($3.2 million loss in 2012 compared with $49.3 million loss in 2011) and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between the U.S. dollar and the Brazilian real, Argentine peso and Mexican peso.

Equity in earnings (losses) of associated companies generated a loss of $63.5 million in 2012, compared to a gain of $61.5 million in 2011. During 2012 we recorded impairment charges amounting to $73.7 million on our investment in Usiminas, reflecting changes to the operating environment in Brazil, particularly in relation to Usiminas’ mining projects. In addition, the $275.3 million impairment charge recorded by Ternium in 2012 on its investment in Usiminas had, indirectly, a negative impact on our 11.5% participation in Ternium.

Income tax charges totaled $541.6 million in 2012, equivalent to 23.5% of income before equity in earnings of associated companies and income tax, compared to $475.4 million in 2011, equivalent to 25.9% of income before equity in earnings of associated companies and income tax.

Net income increased to $1,701.4 million in 2012, compared to $1,420.7 million in 2011, mainly reflecting higher operating results, partially offset by losses from associated companies.

Income attributable to owners of the parent was $1,699.0 million, or $1.44 per share ($2.88 per ADS), in 2012, compared to $1,331.2 million, or $1.13 per share ($2.26 per ADS) in 2011.

Income attributable to non-controlling interest was $2.4 million in 2012, compared to $89.6 million in 2011, as during the second quarter of 2012, we acquired all the non-controlling interests in Confab, which thereby became our wholly-owned subsidiary.

Fiscal Year Ended December 31, 2011, Compared to Fiscal Year Ended December 31, 2010

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2011		2010
Tubes	9,111.7	91%	7,032.4	91%	30%
Others	860.8	9%	679.2	9%	27%

Total	9,972.5	100%	7,711.6	100%	29%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Seamless	2,613	2,206	18%
Welded	1,134	902	26%

Total	3,747	3,108	21%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Net sales
- North America	4,060.9	3,068.2	32%
- South America	2,079.5	1,546.7	34%
- Europe	1,056.5	740.1	43%
- Middle East & Africa	1,330.7	1,245.5	7%
- Far East & Oceania	584.1	431.8	35%

Total net sales	9,111.7	7,032.4	30%
Operating income	1,702.2	1,427.4	19%
Operating income (% of sales)	19%	20%

Net sales of tubular products and services increased 30% to $9,111.7 million in 2011, compared to $7,032.4 million in 2010, reflecting a 21% increase in volumes and a 7% increase in average selling prices. In North America, higher drilling activity in the United States and Canada, particularly higher oil drilling activity along with increased investments in liquid rich gas shale plays, led to significantly higher shipments partially offset by lower demand in Mexico in the first half of 2011 due to lower drilling activity at Chicontepec, where activity recovered in the second half of the year. In South America, sales increased mainly driven by higher demand in Argentina and Colombia, led by higher oil-related drilling activity and a recovery in pipeline construction activity in Brazil and Argentina, driven by projects for gas, ethanol and mineral slurry pipelines in Brazil and investments in the gas distribution network in Argentina. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, as well as a recovery in sales of line pipe and mechanical products due to higher demand for HPI projects and higher industrial activity. In the Middle East and Africa, despite geopolitical turmoil, which negatively affected drilling activity in countries such as Libya and Yemen, sales increased due to higher demand for complex products in the Middle East, led by Saudi Arabia which raised its oil production output and increased its level of activity in response to the loss of Libyan exports. In the Far East and Oceania, sales grew strongly, mainly due to higher sales of OCTG in China and Indonesia and higher sales of standard pipe products in Japan related to the restoration of areas affected by the earthquake and tsunami in March 2011.

Operating income from tubular products and services, increased 19% to $1,702.2 million in 2011, from $1,427.4 million in 2010. In 2010, operating income included a gain of $67.3 million from the reversal of a 2008 impairment on Prudential’s customer relationships. Excluding the gain from the impairment reversal in 2010, operating income increased 25%, mainly driven by a 30% increase in sales and a lower operating margin (18.7% in 2011 vs. 19.3% in 2010-excluding impairment reversal gain). Our operating margin decreased in the first half of 2011, following the increase in the costs of steelmaking raw materials and hot rolled coils and due to the lagged effect of pipes price variations, but recovered in the second half.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2011	2010
Net sales	860.8	679.2	27%
Operating income	142.7	91.7	56%
Operating income (% of sales)	17%	13%

Net sales of other products and services increased 27% to $860.8 million in 2011, compared to $679.2 million in 2010. Approximately 60% of the increase was due to higher sales of industrial equipment in Brazil, driven by higher investments in petrochemical, oil processing and nuclear facilities in the country, and the rest of the increase was due to higher sales of sucker rods in the Americas and welded pipes for electric conduits in the United States and Canada.

Operating income from other products and services, increased 56% to $142.7 million in 2011, from $91.7 million in 2010, reflecting the increase in net sales of industrial equipment, sucker rods and welded pipes for electric conduits, explained in the previous paragraph, and an improvement in operating margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 18.6% in 2011 compared to 19.7% in 2010, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses, net resulted in net income of $5.1 million in 2011, compared to a net income of $78.6 million in 2010, when we recorded a gain of $67.3 million from the reversal of an impairment at our Canadian welded operations.

Net interest expenses totaled $21.6 million in 2011, compared to $31.2 million in 2010. Our net interest expenses decreased due to lower losses on interest rate swaps ($5.2 million in 2011 vs. $15.6 million in 2010) and a lower average financial position, both assets and liabilities, partially offset by slightly higher interest rates.

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

Equity in earnings (losses) of associated companies generated a gain of $61.5 million in 2011, compared to $70.1 million in 2010. These gains were derived mainly from our equity investment in Ternium, which generated $60.1 million gain in 2011 and $71.3 million gain in 2010.

Income tax charges totaled $475.4 million in 2011, equivalent to 25.9% of income before equity in earnings of associated companies and income tax, compared to $395.5 million in 2010, equivalent to 27.0% of income before equity in earnings of associated companies and income tax.

Net income increased to $1,420.7 million in 2011, compared to $1,141.0 million in 2010, mainly reflecting higher operating results.

Income attributable to owners of the parent was $1,331.2 million, or $1.13 per share ($2.26 per ADS), in 2011, compared to $1,127.4 million, or $0.95 per share ($1.91 per ADS) in 2010.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2012	2011	2010
Net cash provided by operating activities	1,860.4	1,283.3	870.8
Net cash used in investing activities	(1,484.3)	(603.0)	(920.8)
Net cash used in financing activities	(425.5)	(667.9)	(651.6)

Increase (Decrease) in cash and cash equivalents	(49.5)	12.4	(701.6)

Cash and cash equivalents at the beginning of year	815.0	820.2	1,528.7
Effect of exchange rate changes	7.1	(17.6)	(6.9)
Increase (Decrease) in cash and cash equivalents	(49.5)	12.4	(701.6)

Cash and cash equivalents at the end of year	772.7	815.0	820.2

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2012, we counted on cash flows from operations as well as additional bank financing to fund our transactions, including investments of $1.3 billion in Brazil to acquire a participation in Usiminas and the remaining non-controlling interests in Confab. Short-term bank borrowings were used as needed throughout the year. As a result, we moved from a net cash position of $323.6 million at December 31, 2011 to a net debt position of $271.3 million at December 31, 2012.

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

At December 31, 2012, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 9.2% of total assets compared to 8.4% at the end of 2011.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2012, U.S. dollar denominated liquid assets represented 79%, of total liquid financial assets compared to 66% at the end of 2011. As of December 31, 2011, an estimated 20% of our liquid financial assets were momentarily invested in Brazilian real-denominated instruments held at our Brazilian subsidiary, in anticipation of Confab’s planned disbursement of the purchase price for the acquisition of a participation in Usiminas, which was completed in January 2012.

Cash and cash equivalents (excluding bank overdrafts) increased by $4.7 million, to $828.5 million at December 31, 2012, compared with $823.7 million at December 31, 2011. Other current investments also increased, by $213.6 million to $644.4 million as of December 31, 2012 from $430.8 million as of December 31, 2011.

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011

Operating activities

Net cash provided by operations during 2012 was $1,860.4 million, compared to $1,283.3 million during 2011. This 45% increase was mainly attributable to higher operating results and lower investments in working capital, partially offset by higher income tax payments. Working capital increased by $303.0 million during 2012, compared with an increase of $649.6 million in 2011, reflecting more stable values of our inventories and trade receivables, following a more gradual growth of sales, 9% in 2012, compared to 29% in 2011.

Investing activities

Net cash used in investing activities in 2012 was $1,484.3 million, compared to $603.0 million in 2011. The increase was due to:

•

higher investments in acquisition of subsidiaries and associated companies ($510.8 million in 2012, compared to $9.4 million in 2011), as in 2012 we acquired a participation in Usiminas for a total consideration of $504.6 million;

•	an increase in investments in short term securities of $213.6 million in 2012, while in 2011 we reduced our short term investments by $245.4 million; partially offset by

•

lower capital expenditures, $789.7 million in 2012, compared to $862.7 million in 2011, as we have already completed most of the investments at our small diameter rolling mill at our Veracruz facility in Mexico.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $425.5 million in 2012, compared to $667.9 million in 2011.

Dividends paid during 2012 amounted to $448.6 million, compared to $401.4 million in 2011.

Investments in non-controlling interest amounted to $758.6 million in 2012, compared to $16.6 million in 2011, as in 2012 we acquired the remaining non-controlling interests in Confab.

Net proceeds from borrowings (proceeds less repayments) totaled $782.6 million in 2012, compared to net repayments of borrowings of $227.2 million in 2011, as a result of borrowings under two syndicated loan agreements used to finance the acquisition of our participation in Usiminas and the remaining non-controlling interests in Confab.

Our total liabilities to total assets ratio was 0.28:1 as of December 31, 2012 and 0.25:1 as of December 31, 2011.

Fiscal Year Ended December 31, 2011, Compared to Fiscal Year Ended December 31, 2010

Operating activities

Net cash provided by operations increased $412.5 million, from $870.8 million during 2010 to $1,283.3 million during 2011, mainly due to an increase in operating income. Working capital increased by $649.6 million during 2011, compared with an increase of $676.6 million in 2010, reflecting the continued positive trend in the level of activity. The increase in working capital during 2011 is mainly the result of the following:

•	an increase in inventories of $335.3 million, as a result of increased business activity;

•	an increase in trade receivables of $456.9 million, due to higher sales; partially offset by

•	a decrease in receivables and prepayments of $122.4 million.

Investing activities

Net cash used in investing activities in 2011 was $603.0 million, compared to $920.8 million in 2010, due to the following:

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

Principal Sources of Funding

During 2012, we counted on cash flows from operations as well as additional bank financing to fund our transactions including investments of $1.3 billion in Brazil. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2012, total financial debt increased by $813.3 million, to $1,744.2 million at December 31, 2012, from $930.9 million at December 31, 2011. During 2012, we entered into two syndicated loan agreements, one in January 2012, amounting to $350 million, to finance our investment in Usiminas and one in April 2012, amounting to $350 million, to finance the acquisition of the remaining minority interest in Confab.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans, including syndicated loans. As of December 31, 2012 U.S. dollar-denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 81% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2012 and 2011:

Thousands of U.S. dollars	2012	2011
Bank borrowings	1,686,213	921,905
Bank overdrafts	55,802	8,711
Finance lease liabilities	2,177	260

Total borrowings	1,744,192	930,876

The weighted average interest rates before tax (considering hedge accounting), amounted to 2.60% at December 31, 2012 and to 3.84% at December 31, 2011.

The maturity of our financial debt is as follows:

Thousands of U.S. dollars	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192
Interests to be accrued(*)	18,615	12,802	5,753	3,344	748	230	41,492

Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

(*)	Includes the effect of hedge accounting.

Our current debt to total debt ratio decreased from 0.84:1 as of December 31, 2011 to 0.69:1 as of December 31, 2012.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed or floating rates, please see Item 11. “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2012 were as follows:

Millions of U.S. dollars Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2012	Tamsa	Several bank loans	420.8	2013 & 2014
January 2012	Confab	Syndicated	350.0	January 2017
April 2012	Maverick	Syndicated	350.0	April 2015
2012	Siderca	Several bank loans	223.7	Mainly 2013
2012	Dalmine	Several bank loans	162.7	Mainly 2013

The main covenants in our syndicated loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on distributions, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments or payments of subordinated indebtedness.

As of December 31, 2012, Tenaris was in compliance with all of its financial and other covenants.

For more information on our borrowings, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

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

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to control the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in controlling the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Nigeria and Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. In 2009, global oil prices rose from their low of $30 per barrel and subsequently fluctuated within a $70-$90 per barrel range until the end of 2010 as global oil demand, led by increased consumption in non-OECD countries, began to recover in the second half of the year and OPEC producers adjusted their production output. Since the end of 2010, oil prices have risen further and have increased in volatility following political uprisings in North Africa and the Middle East and increased geopolitical tensions in the Middle East. North American gas prices, however, remained low (less than $6 per million BTU) and fell to a low of $2 per million BTU in April 2012 as increases in production have exceeded increases in consumption putting pressure on gas storage capacity. Prices have risen since then to $4 per million BTU as low prices have encouraged consumption particularly through coal to gas switching for electric power production. Advances in drilling technology have encouraged producers to develop productive gas shale deposits, which resulted in continuing increases in U.S. gas production in the last four years despite a substantial drop in gas drilling activity compared to the five years from 2003 to 2008. This development initially impacted gas prices in the rest of the world, as it coincided with an increase in LNG capacity, much of which was built in the expectation of growing demand for gas imports in the United States, but in 2011, spot LNG prices rose to high levels due to increases in demand, particularly following the shutdown of nuclear capacity in the aftermath of the Fukushima disaster in Japan.

Global drilling activity, following the decrease in 2009, recovered in 2010 and 2011 but this recovery slowed down in 2012; the annual average of the international count of active drilling rigs, published by Baker Hughes, increased 2% in 2012 compared to 2011 (excluding Iraq, which has been included since June 2012) and 7% in 2011 compared to 2010, while the corresponding rig count in the United States and Canada, decreased 1% in 2012 compared to 2011 after increasing 21% in 2011 compared to 2010. Drilling activity in the United States and Canada, in the past two years, has been driven by a surge in oil drilling deploying the horizontal drilling and hydraulic fracturing technologies applied in shale gas drilling, which has largely compensated for declining gas drilling.

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

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia and up to June 2012 Iraq) and worldwide, as published by Baker Hughes Inc., for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2012	2011	2010	2009	2008
International(*)	1,234	1,168	1,094	997	1,079
Canada	365	423	351	221	379
United States	1,919	1,875	1,541	1,086	1,878

Worldwide	3,518	3,466	2,985	2,304	3,336

(*)	International rig count average in 2012 excluding Iraq was 1,192.

Percentage increase (decrease) over the previous year

	2012		2011	2010	2009
International	6	%(*)	7%	10%	(8%)
Canada	(14%)		21%	59%	(42%)
United States	2%		22%	42%	(42%)

Worldwide	2%		16%	30%	(31%)

(*)	2% excluding Iraq.

We expect that demand for tubular products for complex applications will grow at a faster pace than that for products for standard applications as investments will take place in more difficult operating environments. In 2013, drilling activity in North America is expected to gradually increase from current levels but remain slightly below the level of 2012 for the year as an average. In the rest of the world, drilling activity is expected to increase led by growth in the development of deepwater and unconventional reserves as well as complex conventional gas drilling. Overall sales growth is expected to be limited as higher oil and gas sales in the rest of the world are offset by lower sales in North America and in European industrial markets.

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

The following table summarizes our contractual obligations at December 31, 2012, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Thousands of U.S. dollars

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015

Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492

Total contractual obligations and commitments	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

(*)	Includes the effect of hedge accounting.

We have no significant purchase commitments at December 31, 2012. Purchase commitments disclosed in previous filings had expired at December 31, 2012. For more information on our purchase commitments see note 26 “ Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

G.	Recent Developments

CSN Lawsuit Seeking Tender Offer to Minority Holders of Usiminas Ordinary Shares

Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN filed a lawsuit in Brazil against Confab and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais, or BRL, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in the offer.

On March 20, 2013, Confab and the other defendants filed their response to the CSN lawsuit.

Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in the audited consolidated financial statements included in this annual report.

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid in November 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

Appointment of Chief Financial Officer

Effective as of July 1, 2013, Edgardo Carlos will assume the position of Chief Financial Officer, replacing Ricardo Soler.

Mr. Carlos previously served as our financial director, as administration & finance director for Mexico and Central America, and currently holds the position of economic and financial planning director.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one stock exchange, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors.

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

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders’ meeting. The general shareholders’ meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting.

Under the Company’s articles of association, until May 12, 2017, the board of directors is authorized to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•

any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•

any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2012
Roberto Bonatti(1)	Director	President of San Faustin	10	63
Carlos Condorelli	Director	Director of Tenaris and Ternium	6	61
Carlos Franck	Director	President of Santa María	10	62
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	8	73
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	10	64
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	11	60
Jaime Serra Puche	Director	Chairman of SAI Consultores	10	61
Alberto Valsecchi	Director	Director of Tenaris	5	68
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	10	70
Guillermo Vogel	Director	Vice chairman of Tamsa	10	62

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A.. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

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

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.à r.l., Siderar and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

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

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, president of the Humanitas Group and honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is chairman of the board of the Italian Institute of Technology. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca is an Italian citizen.

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

Director Liability

Under Luxembourg law, a director may be liable to the Company for any damage caused by such director’s misconduct in the Company’s management. In addition, directors will be jointly and severally liable to the Company, its shareholders or other third parties in the event that the Company, its shareholders or such other third parties suffer a loss due to a breach by any one or more of the directors of either the Luxembourg Company Law or the Company’s articles of association, provided that the losses are independent and separate from the losses suffered by the Company. A director will be discharged from such joint and several liability only with respect to breaches to which he/she was not a party, provided no misconduct is attributable to such director and such director reports such breaches at the first general meeting after such director first has knowledge thereof.

An action against directors for damages may be initiated by the Company upon a resolution of the shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. In general, claims must be brought within five years from the occurrence of an action or omission for which liability may apply or, in case the action or omission was fraudulently concealed, from the date of discovery of the relevant action or omission.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the Company’s annual accounts at the annual shareholders’ meeting. However, such discharge will not release the directors from liability for any damage caused to the Company by unrevealed acts of mismanagement or unrevealed breaches of Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of our shareholders independent and separate from the losses suffered by the Company due to a breach either revealed and unrevealed of either the Luxembourg Company Law or the Company’s articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders’ meeting following any such transaction.

Auditors

The Company’s articles of association require the appointment of an auditor or audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from the audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2012, appointed by the shareholders’ meeting held on May 2, 2012, was PricewaterhouseCoopers Société Coopérative., Réviseur d’entreprises agree.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2012
Paolo Rocca	Chairman and Chief Executive Officer	60
Ricardo Soler(*)	Chief Financial Officer	61
Gabriel Casanova	Supply Chain Director	54
Alejandro Lammertyn	Planning Director	47
Carlos Pappier	Chief Process and Information Officer	51
Marco Radnic	Human Resources Director	63
Marcelo Ramos	Technology Director	49
Vincenzo Crapanzano	Industrial Director	60
Germán Curá	North American Area Manager	50
Sergio de la Maza	Central American Area Manager	56
Renato Catallini	Brazilian Area Manager	46
Javier Martínez Alvarez	Southern Cone Area Manager	46
Gabriel Podskubka	Eastern Hemisphere Area Manager	39
Luca Zanotti	European Area Manager	45

(*)	Effective as of July 1, 2013, Edgardo Carlos will replace Ricardo Soler as chief financial officer.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. Mr. Rocca is a member of the International Advisory Committee of the New York Stock Exchange. Mr. Rocca is an Italian citizen.

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

Edgardo Carlos. Mr. Carlos who will assume the position of chief financial officer on July 1, 2013, currently serves as our economic & financial planning director, reporting to the chief financial officer. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration & financial manager for North America and in 2007 he became administration & financial director for Central America. In 2009 he was appointed economic & financial planning director. Mr. Carlos is an Argentine citizen.

Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987. In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our planning director, a position that he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organizational model and mill allocation matters, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Carlos Pappier. Mr. Pappier currently serves as our chief process and information officer. Previously, he served as planning director. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002, he became chief of staff of Tenaris. He assumed his current position in May 2010. Mr. Pappier is an Argentine citizen.

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

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.

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

Renato Catallini. Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine citizen.

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

Gabriel Podskubka. Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for 4 years. After graduating as an industrial engineer Mr. Podskubka joined the Techint Group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2012 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate cash compensation received by directors and senior management for the years ended December 31, 2012, 2011 and 2010, amounted to $24.3 million, $25.7 million and $18.6 million, respectively. In addition, directors and senior management received 542 thousand, 555 thousand and 485 thousand units, for a total amount of $5.2 million, $4.9 million and $4.1 million, respectively, in connection with our employee retention and long term incentive program described in note O (d) “Employee benefits –Employee retention and long term incentive program” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C.	Board Practices

See Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors”.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one stock exchange, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company’s articles of association.

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

The Company’s board of directors has an audit committee consisting of three members. On May 2, 2012, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

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

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into without prior review by the Company’s audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2012
Argentina	6,621
Mexico	4,930
United States	3,522
Brazil	3,161
Italy	2,493
Romania	1,534
Canada	1,334
Indonesia	752
Colombia	623
Japan	593
Other Countries	1,110

Total employees	26,673

At December 31, 2011 and December 31, 2010, the number of persons employed by Tenaris was 26,980 and 25,422 respectively.

The number of our employees remained relatively stable during 2012.

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

To our knowledge, the total number of Shares (in the form of Shares or ADSs) beneficially owned by our directors and senior management as of March 31, 2013 was 1,404,785, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Ricardo Soler	8,182
Gabriel Podskubka	3,946

Total	1,404,785

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s voting rights), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information notified to the Company.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries (2)	59,184,400	5.01%
Directors and senior management as a group	1,404,785	0.12%
Public	406,342,458	34.42%

Total	1,180,536,830	100.00%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	On April 27, 2011, Aberdeen Asset Management PLC’s Fund Management Operating Subsidiaries informed Tenaris, pursuant to the Luxembourg Transparency Law, that as of April 26, 2011, it is deemed to be the beneficial owner of 59,184,400 ordinary shares of Tenaris, par value U.S.$ 1.00 per share, representing 5.01% of Tenaris’s issued and outstanding capital and votes.

As of March 31, 2013, 145,365,210 ADSs (representing 290,730,420 Shares, or 25% of all issued and outstanding Shares of the Company) were registered in the name of approximately 408 holders resident in the United States.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars done under a long term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $163.1 million in 2012 and $77.9 million in 2011.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $52.4 million, $86.6 million and $126.5 million in 2012, 2011 and 2010, respectively.

•

Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $0.1 million, $2.3 million and $19.8 million in 2012, 2011 and 2010, respectively.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $2.8 million in 2011 and $18.5 million in 2010.

In Brazil, in the ordinary course of business we purchase flat steel products for use in our welded steel pipe operations, from Usiminas, which became a related party in January 2012 after we acquired 5.0% of its shares with voting rights and 2.5% of the total share capital. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $193.1 million in 2012.

Additionally, in 2012 we bought ferroalloys amounting to $35.1 million from Exiros B.V., in which the Company has a 50% share ownership.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $34.4 million, $27.8 million and $29.5 million in 2012, 2011 and 2010, respectively.

•

Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $10.0 million, $14.0 million and $14.1 million in 2012, 2011 and 2010, respectively.

Purchase Agency Services

Exiros, in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $38.4 million, $38.7 million and $33.9 million in 2012, 2011 and 2010, respectively.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services relating to the supply of natural gas to our operations in Argentina. Tecpetrol, a company controlled by San Faustin, is engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in America. TGN operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, while Litoral Gas distributes gas in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in TGN, Litoral Gas and Energy Consulting Services.

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $7.6 million, $15.2 million and $12.2 million in 2012, 2011 and 2010, respectively.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1.1 million, $1.4 million and $1.2 million in 2012, 2011 and 2010, respectively.

Litoral Gas’s sales to Tenaris totaled $2.3 million, $2.5 million and $2.5 million in 2012, 2011 and 2010, respectively.

Energy Consulting Services’s sales to Tenaris totaled $2.1 million in 2012.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $79.2 million, $101.1 million and $127.7 million in 2012, 2011 and 2010, respectively.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $78.0 million, $110.4 million and $105.8 million in 2012, 2011 and 2010, respectively.

Sales of Other Products and Services

In addition to sales of pipes and sucker rods, we enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•

We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $4.1 million, $4.5 million and $4.3 million in 2012, 2011 and 2010, respectively.

•	We provide administrative services to Exiros and other related parties. Sales of these services amounted to $1.6 million, $1.7 million and $2.3 million in 2012, 2011 and 2010, respectively.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $12.8 million, $12.4 million and $10.8 million in 2012, 2011 and 2010, respectively.

Other Transactions

We contracted pipe coating services from Socotherm Brasil S.A. (an associated company in which we hold 50% of the share capital), for an amount of $60.2 million, $37.1 million and $17.3 million in 2012, 2011 and 2010, respectively.

We purchased welded steel pipes from Ternium, amounting to $0.7 million and $4.5 million in 2011 and 2010, respectively, which were sold by Tamsa as part of major projects.

We entered into various contracts with Tenova S.pA., a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $9.8 million, $10.3 million and $14.7 million in 2012, 2011 and 2010, respectively.

We sold industrial equipment to companies controlled by San Faustin for an amount of $4.0 million in 2012.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

C.	Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-58 for our audited consolidated financial statements.

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

Outstanding Legal Proceedings

The following legal proceedings were outstanding as of the date of this report:

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency in ARS of approximately ARS 116.7 million (approximately $23.8 million) at December 31, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in our consolidated financial statements.

Collection of Court Judgment in Brazil

In August 2012, Confab collected from the Brazilian government an amount, net of attorney fees and other related expenses, in BRL of approximately BRL 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right. While certain extraordinary appeals from the Brazilian government seeking to reverse the court judgment are still pending, Tenaris believes that the likelihood of a reversal is remote.

CSN Lawsuit Seeking Tender Offer to Minority Holders of Usiminas Ordinary Shares

CSN and various entities affiliated with CSN filed a lawsuit in Brazil against Confab and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in the offer.

On March 20, 2013, Confab and the other defendants filed their response to the CSN lawsuit.

Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in the audited consolidated financial statements included in this annual report.

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

The following table shows the dividends approved by the Company’s shareholders since 2008:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
June 4, 2008	449	0.38	0.76	November 2007	June 2008
June 3, 2009	508	0.43	0.86	November 2008	June 2009
June 2, 2010	401	0.34	0.68	November 2009	June 2010
June 1, 2011	401	0.34	0.68	November 2010	June 2011
May 2, 2012	449	0.38	0.76	November 2011	May 2012

On February 21, 2013 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid in November, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2012, the Company’s legal reserve represented 10% of its share capital.

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

As of March 31, 2013, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2013, a total of 290,730,420 Shares were registered in the name of the depositary for the Company’s ADR program. March 2013, month end closing sale price for the ADSs on the NYSE was $40.78, the closing sale price of the Shares on the Italian Stock Exchange was Euro 15.85, on the Buenos Aires Stock Exchange was ARS 173.50 and on the Mexico Stock Exchange was Mexican pesos 254.88.

New York Stock Exchange

As of March 31, 2013, a total of 145,365,210 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. For the year ended December 31, 2012, The Bank of New York Mellon acted as the Company’s depositary for issuing ADS evidencing Shares. On March 13, 2013, Deutsche Bank Trust Company Americas became the Company’s depositary for issuing ADSs evidencing Shares, as successor depositary agent to The Bank of New York Mellon. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
	High	Low
2008
Full year	74.50	15.39

	Price per ADS
	High	Low
2009
Full year	42.93	15.10

	Price per ADS
	High	Low
2010
Full year	49.09	33.50

	Price per ADS
	High	Low
2011
First quarter	49.46	43.37
Second quarter	50.79	43.55
Third quarter	47.70	25.45
Fourth quarter	38.28	24.08
Full year	50.79	24.08

	Price per ADS
	High	Low
2012
First quarter	42.16	37.89
Second quarter	39.52	30.50
Third quarter	44.51	34.50
Fourth quarter	42.42	36.19
Full year	44.51	30.50

	Price per ADS
	High	Low
Last Six Months
October 2012	42.42	37.62
November 2012	39.94	36.19
December 2012	42.09	38.38
January 2013	42.80	40.74
February 2013	42.78	39.64
March 2013	41.05	40.05

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
	High	Low
2008
Full year	23.33	6.34

	Price per Share
	High	Low
2009
Full year	15.04	5.97

	Price per Share
	High	Low
2010
Full year	18.65	13.04

	Price per Share
	High	Low
2011
First quarter	18.51	15.70
Second quarter	17.68	15.19
Third quarter	16.42	9.51
Fourth quarter	14.29	9.06
Full year	18.51	9.06

	Price per Share
	High	Low
2012
First quarter	15.94	14.30
Second quarter	14.68	12.10
Third quarter	17.02	14.06
Fourth quarter	16.32	14.20
Full year	17.02	12.10

	Price per Share
	High	Low
Last Six Months
October 2012	16.32	14.24
November 2012	15.31	14.20
December 2012	15.82	14.80
January 2013	16.24	15.30
February 2013	15.95	14.76
March 2013	15.89	15.36

The Italian Stock Exchange, managed by Borsa Italiana, S.p.A., was founded in 1997 following the privatization of the exchange and became operational on January 2, 1998. Borsa Italiana is now part of the London Stock Exchange Group.

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

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal ARS per share), traded on the Buenos Aires Stock Exchange (Source: Bloomberg LP).

	Price per Share
	High	Low
2008
Full year	117.86	27.49

	Price per Share
	High	Low
2009
Full year	80.70	28.47

	Price per Share
	High	Low
2010
Full year	98.60	65.86

	Price per Share
	High	Low
2011
First quarter	104.20	91.30
Second quarter	108.00	93.90
Third quarter	100.20	59.80
Fourth quarter	90.20	56.75
Full year	108.00	56.75

	Price per Share
	High	Low
2012
First quarter	105.00	90.00
Second quarter	115.00	95.00
Third quarter	141.00	115.20
Fourth quarter	140.00	121.00
Full year	141.00	90.00

	Price per Share
	High	Low
Last Six Months
October 2012	133.30	121.00
November 2012	136.80	126.40
December 2012	140.00	126.45
January 2013	162.50	141.70
February 2013	167.40	154.00
March 2013	173.80	158.60

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

	Price per Share
	High	Low
2008
Full year	349.72	105.36

	Price per Share
	High	Low
2009
Full year	281.77	122.44

	Price per Share
	High	Low
2010
Full year	305.00	218.82

	Price per Share
	High	Low
2011
First quarter	303.44	270.00
Second quarter	298.00	259.10
Third quarter	365.00	160.60
Fourth quarter	258.55	186.31
Full year	365.00	160.60

	Price per Share
	High	Low
2012
First quarter	273.50	248.30
Second quarter	253.03	223.01
Third quarter	274.23	239.15
Fourth quarter	268.40	244.91
Full year	274.23	223.01

	Price per Share
	High	Low
Last Six Months
October 2012	260.00	246.82
November 2012	244.91	244.91
December 2012	268.40	255.63
January 2013	268.83	257.75
February 2013	267.00	267.00
March 2013	261.00	254.88

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

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Luxembourg Registre du Commerce et des Sociétés.

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2013, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

The Company’s articles of association authorize the board of directors until May 12, 2017, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•

any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•

any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Dividends

Subject to applicable law, all Shares (including Shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, we may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

At the annual general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, shareholders may declare a dividend or other distribution of funds legally available therefor.

Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law.

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2012. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Luxembourg Official Gazette and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. If an extraordinary general shareholders’ meeting is adjourned for lack of a quorum, a new convening notice must be published at least 17 days prior to the date for which the second-call meeting is being called. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless as may otherwise be provided by applicable law, only shareholders holding shares of the Company as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the Shares represented and voted at the meeting. Unless as may otherwise be provided by applicable Luxembourg law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least 50% of the issued share capital is represented at the meeting. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures described above. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority votes of the Shares represented at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders’ meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares represented and voted at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements included in this annual report will take place in Luxembourg, on Thursday May 2, 2013 at 9:30 A.M., Luxembourg time.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

A description of the items of the agenda of the meeting is incorporated by reference to the sections titled “Annual General Meeting of Shareholders to be held on 2 May, 2013” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on March 29, 2013, (File No. 001-31518 13725479).

A description of the procedures for attending and voting at the meeting is incorporated by reference to “Holders of Shares: procedures for attending and voting at the Meeting” and “Holders of ADRs: procedures for voting at the Meeting” the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on March 29, 2013, (File No. 001-31518 13725479).

Holders of Shares deposited in fungible securities accounts have the same rights and obligations as holders of Shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of Shares held on the applicable record date for such meeting. See section titled “Holders of Shares: procedures for attending and voting at the Meeting” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on March 29, 2013, (File No. 001-31518 13725479), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section titled “Holders of ADRs: procedures for voting at the Meeting” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on March 29, 2013, (File No. 001-31518 13725479), which is incorporated by reference herein.

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

The ownership of registered Shares is evidenced by the inscription of the name of the shareholder, the number of Shares held by him and the amount paid on each share in the Company’s share register. In addition, the Company’s articles of association provide that the Shares may be held through fungible securities accounts with financial institutions or other professional depositaries.

Shares held through fungible securities accounts may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. Shares that are not held through fungible securities accounts may be transferred by a written statement of transfer signed by both the transferor and the transferee or their respective duly appointed attorney-in-fact and recorded in the Company’s share register. The transfer of Shares may also be made in accordance with the provisions of Article 1690 of the Luxembourg Civil Code. As evidence of the transfer of registered Shares, the Company may accept any correspondence or other documents evidencing the agreement between transferor and transferee as to the transfer of registered Shares.

BNP Paribas Securities Services (Luxembourg branch) maintains the Company’s share register.

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

Change in Control

None of our outstanding securities has any special control rights. The Company’s articles of association do not contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries. In addition, the Company does not know of any significant agreements or other arrangements to which the Company is a party which take effect, alter or terminate in the event of a change of control of the Company. There are no agreements between the Company and members of its board of directors or employees providing for compensation if they resign or are made redundant without reason, or if their employment ceases following a change in control of the Company.

There are no rights associated with the Shares other than those described above.

Ownership Disclosure

The Company’s articles of association do not contain any provision requiring disclosure of share ownership. However, under the Luxembourg Transparency Law investors in the Company’s securities should notify the Company and the Luxembourg securities commission on an ongoing basis whenever the proportion of voting rights held or controlled by any such investor reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%. Failure to notify the Company and the Luxembourg securities commission of the reaching or crossing of any such thresholds may result in the suspension of the voting rights attaching to the Shares exceeding the threshold which would have had to be notified.

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

Argentina

At December 31, 2012, approximately 8% of Tenaris’s consolidated net assets were located in Argentina. Since 2002, the Argentine government has maintained a “dirty” flotation of the Argentine peso/U.S.-dollar exchange rate, through frequent interventions in the market. In addition, the government has imposed foreign exchange restrictions affecting the free flow of capital. These restrictions have proven to change frequently, driven mainly by the need of the government to control the volatility of the foreign exchange rate and to try to impede the flight of capital from Argentina. Since October 2011, the government has significantly raised the restrictions on the purchase of foreign currencies and transfers made abroad, mainly for investment and saving purposes, and in 2012, it reduced drastically the timeframe for repatriating the proceeds from the exports of goods and services into Argentina. The most relevant restrictions on foreign exchange transactions that may affect Tenaris are described below.

Investments in foreign currency

As from July 2012, the Central Bank banned purchases of foreign currency for investment and saving purposes. Until that date, Tenaris’s Argentine subsidiaries were entitled to transfer abroad up to $2,000,000 per month, subject to clearance by the Argentine tax authorities.

Exports of Goods and Services

All proceeds from exports of goods and services must be repatriated and converted into Argentine pesos within the timeframes provided in the applicable regulations. In April 2012, timeframes were drastically shortened by the government. For most sales made by Tenaris’s Argentine subsidiaries, timeframes were shortened to 30 days from the shipment date.

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. Notwithstanding the foregoing, Tenaris’s Argentine subsidiaries have not suffered significant delays in obtaining the necessary approvals for its imports of raw materials and equipments during 2012.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers are conditioned upon the receipt of prior approval by the Argentine tax authorities. In addition, since April 2012, when the beneficiary of the payment is an affiliate of the payer, the remittance is subject to prior Central Bank approval. Approvals are discretionary and the approval process has proven to be lengthy. Since April 2012, we have not been able to make any payments of royalties to our affiliates abroad. If restrictions on such payments continue and we are not able to make payments of royalties abroad, our capacity to produce certain products in Argentina could be limited.

Dividends and other distributions

Since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. In addition, since mid-2012, Argentine authorities have applied informal limitations on remittances of dividends and other cash distributions from Argentina to abroad. As a result of these restrictions, Tenaris’s Argentine subsidiaries may be unable to remit dividends from Argentina to the Company.

Foreign Indebtedness

Foreign lending to Argentine companies (including Tenaris’s Argentine subsidiaries) is subject to certain restrictions, including the following:

•	Proceeds from disbursements must be transferred into Argentina and converted into Argentine pesos;

•

30% of the disbursed funds must be deposited with a bank in Argentina in a non-assignable, non-interest bearing account for 365 days (unless the lender is a multilateral credit organization, an export agency or development bank eligible under Central Bank’s regulations, or if the funds have been disbursed under a facility to finance foreign trade or in the form of a primary offering of bonds registered and listed in Argentina, among other exceptions);

•	No principal payments are allowed for a period of one year following the disbursement (except in the case of foreign trade financing facilities);

•	Mandatory and voluntary pre-payments are severely restricted; and

•	Since February 2013 all remittances to cancel interest must be approved by the Argentine tax authorities.

For additional information regarding factors affecting the Argentine economy, see Item 3. “Key Information—D. Risk Factors—Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition. .”

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

In light of the then impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization was completed in 2011.

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

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company2 will be taxable at a special rate.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2012 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21st, 2001 in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

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

[2]	Or if the Luxembourg resident individuals have received the shares for no consideration within the last 5 years and that the former holder held at least 10% in the capital of the company at any moment during said 5 years.

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

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The Shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets, as amended.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen or long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of dividends

U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Shares or ADSs generally will be qualified dividend income but there can be no assurance in this regard.

You must generally include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive it, or, in the case of ADSs, when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is includible in your income, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under any applicable treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applied to foreign private issuers. Because the Company is a foreign private issuer, the SEC’s rules do not require it to deliver proxy statements or to file quarterly reports. In addition, the Company’s “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements. The Company’s annual consolidated financial statements are certified by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s public reference room. Reports and other information filed electronically with the SEC are also available at the SEC’s Internet website.

As a foreign private issuer under the Securities Act, the Company is not subject to the proxy rules of Section 14 of the Exchange Act or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

For the year ended December 31, 2012, The Bank of New York Mellon acted as the Company’s depositary for issuing ADSs evidencing Shares. The Company has appointed Deutsche Bank Trust Company Americas to act as successor depositary for its ADSs, effective as of March 13, 2013. During the time there continue to be ADSs deposited with the Depositary, it will furnish the Depositary with:

•	its annual reports, and

•	copies of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The Depositary will, as provided in the deposit agreement and if requested in writing by the Company, arrange for the mailing of such reports, notices and communications to all record holders of ADSs, on a basis similar to that for holders of Shares, or on such other basis as the Company may advise the Depositary may be required by any applicable law or regulation or any requirement of any stock exchange to which the Company may be subject. Any reports and communications, including any proxy solicitation material, shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Any record holder of ADSs may read the reports, notices, and other communications including any proxy solicitation material at the Depositary’s office located at 60 Wall Street, New York, New York 10005.

In addition, such reports, notices and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: www.tenaris.com/investors.

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2012 and 2011 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2012	Expected maturity date
	2013	2014	2015	2016	2017	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	8,312	7,672	1,129	952	2,244	20,309
Floating rate	—	223,110	154,728	82,842	44,895	6,523	512,098

Current Debt
Fixed rate	758,465	—	—	—	—	—	758,465
Floating rate	453,320	—	—	—	—	—	453,320

	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

At December 31, 2011	Expected maturity date
	2012	2013	2014	2015	2016	Thereafter	Total(1)
	(in thousands of U.S. dollars)
Non-current Debt
Fixed rate	—	78,328	887	1,112	863	3,018	84,208
Floating rate	—	32,581	7,641	7,641	5,715	11,989	65,567

Current Debt
Fixed rate	567,726	—	—	—	—	—	567,726
Floating rate	213,375	—	—	—	—	—	213,375

	781,101	110,909	8,528	8,753	6,578	15,007	930,876

(1)

As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 2.6% at December 31, 2012 and to 3.8% at December 31, 2011.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2012 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 81% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2012, we had variable interest rate debt of $965.4 million and fixed rate debt of $778.8 million. This risk is to a great extent mitigated by our investment portfolio.

We estimate that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.9 million in 2012 and $7.3 million in 2011. Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. We estimate that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2012 and $7.1 million in 2011, partially offsetting the net losses to Tenaris’s borrowing costs.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2012, nor at December 31, 2011.

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2012, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 3%.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain of our subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not fully reflect management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2012.

All amounts in thousands of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(168,816)
Euro	U.S. dollar	(117,370)
Canadian dollar	U.S. dollar	(37,782)
U.S. dollar	Brazilian real	(27,269)
Mexican Peso	U.S. dollar	(2,456)
Japanese Yen	U.S. dollar	2,099

The main relevant exposures as of December 31, 2012 corresponds to ARS-denominated trade, social and fiscal payables at our Argentine subsidiaries which functional currency is the U.S. dollar, and Euro-denominated liabilities at certain subsidiaries which functional currency is also the U.S. dollar.

Foreign Currency Derivative Contracts

At December 31, 2012 and 2011, Tenaris was party to foreign currency forward agreements as detailed below.

Thousands of U.S. dollars

Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2012
BRL/US$	Brazilian Real Forward sales	373,025	2.07	2013	824
US$/MXP	Mexican Peso Forward purchases	343,663	13.18	2013	1,324
US$/ARS	Argentine Peso Forward purchases	227,032	5.16	2013	1,301
US$/EUR	Euro Forward purchases	130,151	1.31	2013	1,201
BRL/EUR	Euro Forward purchases / Brazilian Real Forward Sales	113,994	2.67	2013	1,272
CAD/US$	Canadian Dollar Forward sales	96,163	1.00	2013	(105)
KWD/US$	Kuwaiti Dinar Forward sales	52,460	0.28	2013	(151)
COP/US$	Colombian Pesos Forward sales	30,927	1,823.00	2013	(847)
Others		—	—	—	(998)

					3,821

Thousands of U.S. dollars

Currencies	Contract	Contract Amount	Average contractual exchange rate	Term	Fair value at December 31, 2011
US$/MXP	Mexican Peso Forward purchases	260,327	12.26	2013	(41,163)
BRL/US$	Brazilian Real Forward sales	53,817	1.79	2012	3,260
US$/ARS	Argentine Peso Forward purchases	352,920	4.53	2012	(842)
CAD/US$	Canadian Dollar Forward sales	63,828	1.03	2012	(749)
Others		—	—	—	(308)
US$ / CAD	Canadian Dollar Forward Purchases (Embedded into purchase contract)	198,927	1.03	2017	435

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

At December 31, 2012, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $2.9 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2012.

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

Under the Deposit Agreement with the Depositary, the Depositary is not liable to holders of ADSs, except that the Depositary agrees to perform its obligations specifically set forth therein without gross negligence and willful misconduct.

Fees payable by the Depositary to the Company

Fees incurred in 2012

For the year ended December 31, 2012, the Company received from the The Bank of New York Mellon, as the Company’s depositary during the year 2012, $2.25 million for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

Fees to be paid in the future

The successor Depositary, Deutsche Bank Trust Company Americas, has agreed to reimburse the Company annually for certain investor relations expenses or other expenses related to the maintenance of the Company’s ADR Program, including for its continuing annual stock exchange listing fees, investor relations expenses, legal, accounting (including audit) and advisory expenses in any jurisdiction, expenses related to compliance with federal or state securities laws, marketing and financial advertising expenses, public relations activities, roadshows, conferences or any other expenses related to the Company’s ADR Program. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. The Depositary has also agreed to waive the cost of providing certain administrative and reporting services, which includes preparing and filing U.S. information returns, issuing and mailing dividend checks, mailing shipment of ADRs, preparing periodic reports on the ADR Program, liaising with the Depository Trust Company, and distributing the Company’s reports and communications to holders of ADSs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2012, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2012, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers Société Coopérative, Réviseur d’entreprises agréé, an independent registered public accounting firm, as stated in their report included herein. See “Consolidated Financial Statements—Report of Independent Registered Public Accounting Firm”.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at: www.tenaris.com/en/aboutus/codeofconduct.aspx

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2012 and 2011 PwC served as the principal external auditor for the Company. Fees payable to PwC in 2012 and 2011 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2012	2011
Audit Fees	5,446	5,398
Audit-Related Fees	335	99
Tax Fees	137	151
All Other Fees	32	4

Total	5,950	5,652

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

All Other Fees

Other fees paid to PwC include fees for the support in the development of training courses and research services.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors.

Under the policy, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2012 or 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2012, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On June 2, 2010, at the Company’s annual general shareholders meeting, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, Shares, including shares represented by ADSs, on the following terms and conditions:

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

•

The above maximum and minimum purchase prices shall be adapted automatically, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, so that the impact of any such transaction on the value of the shares shall be reflected.

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

Not applicable

Item 16G.	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union’s transparency directive and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE. The Company’s corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here.

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

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While the Company does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee, all of whom are non-management, independent directors.

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

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Luxembourg law provisions on audit committee membership require only that at least one member of the committee have competence in accounting or auditing. The Company’s board of directors has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of a financial expert as consultants. See Item 16A. “Audit Committee Financial Expert”.

Standards for evaluating director independence

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board to express such an opinion. In addition, the definition of “independent” under the NYSE rules differ in some non-material respects from the definition contained in the Company’s articles of association. For information on our independent directors and the definition of “independent” under our articles of association see Item 6.A. “Directors, Senior Management and Employees– Directors and Senior Management – Board of Directors” and Item 6.C. “Directors, Senior Management and Employees– Board Practices– Audit Committee.”

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

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee. However, our audit committee from time to time monitors the effectiveness of the Company’s risk management systems. For more information on our audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee”.

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

Chief executive officer certification

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, the Company’s chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, the Company’s chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, the Company must submit an executed written affirmation annually and an interim written affirmation upon the occurrence of any of the events listed in the foreign private issuer interim written affirmation form by the NYSE.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-58 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Société Coopérative, Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

*	The Updated and Consolidated Articles of Association are incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 30, 2011 (File No. 001-31518 11942838).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on March 29, 2013 (File No. 001-31518 1372479).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2011 and 2010

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at 31 December 2012 and 31 December 2011, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative	Luxembourg, April 30, 2013
Represented by

Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F: +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2010 present fairly, in all material respects, the results of operations and cash flows of Tenaris S.A. and its subsidiaries for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Daniel A. López Lado (Partner)
Daniel A. López Lado

Buenos Aires, Argentina

June 30, 2011, except for the reclassification to labor cost of the Mexican employee statutory profit sharing provision and the change in the composition of reportable segments discussed in Notes 2 a) and 2 c) to the consolidated financial statements, respectively, as to which the date is April 30, 2013

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2012	2011	2010
Continuing operations
Net sales	1	10,834,030	9,972,478	7,711,598
Cost of sales	2	(6,637,293)	(6,273,407)	(4,748,767)

Gross profit		4,196,737	3,699,071	2,962,831
Selling, general and administrative expenses	3	(1,883,789)	(1,859,240)	(1,522,410)
Other operating income	5	71,380	11,541	85,658
Other operating expenses	5	(27,721)	(6,491)	(7,029)

Operating income		2,356,607	1,844,881	1,519,050
Interest income	6	33,459	30,840	32,855
Interest expense	6	(55,507)	(52,407)	(64,103)
Other financial results	6	(28,056)	11,268	(21,305)

Income before equity in earnings of associated companies and income tax		2,306,503	1,834,582	1,466,497
Equity in (losses) earnings of associated companies	7	(63,534)	61,509	70,057

Income before income tax		2,242,969	1,896,091	1,536,554
Income tax	8	(541,558)	(475,370)	(395,507)

Income for the year		1,701,411	1,420,721	1,141,047

Attributable to:
Owners of the parent		1,699,047	1,331,157	1,127,367
Non-controlling interests	27	2,364	89,564	13,680

		1,701,411	1,420,721	1,141,047

Earnings per share attributable to the owners of the parent during year:
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)	9	1.44	1.13	0.95
Basic and diluted earnings per ADS (U.S. dollars per ADS)	9	2.88	2.26	1.91

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Income for the year	1,701,411	1,420,721	1,141,047
Other comprehensive income:
Currency translation adjustment	(4,547)	(325,792)	108,184
Changes in the fair value of derivatives held as cash flow hedges	5,631	983	7,649
Share of other comprehensive income of associates:
- Currency translation adjustment	(108,480)	(43,278)	11,413
- Changes in the fair value of derivatives held as cash flow hedges	2,078	730	1,049
Income tax relating to components of other comprehensive income (*)	(618)	(2,231)	(3,316)

Other comprehensive income for the year, net of tax	(105,936)	(369,588)	124,979

Total comprehensive income for the year	1,595,475	1,051,133	1,266,026

Attributable to:
Owners of the parent	1,598,910	1,010,520	1,211,945
Non-controlling interests	(3,435)	40,613	54,081

	1,595,475	1,051,133	1,266,026

(*)	Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2012		At December 31, 2011
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,434,970		4,053,653
Intangible assets, net	11	3,199,916		3,375,930
Investments in associated companies	12 & 27	983,061		670,248
Other investments	13	2,603		2,543
Deferred tax assets	21	214,199		234,760
Receivables	14	142,060	8,976,809	133,280	8,470,414

Current assets
Inventories	15	2,985,805		2,806,409
Receivables and prepayments	16	260,532		241,801
Current tax assets	17	175,562		168,329
Trade receivables	18	2,070,778		1,900,591
Available for sale assets	31	21,572		21,572
Other investments	19	644,409		430,776
Cash and cash equivalents	19	828,458	6,987,116	823,743	6,393,221

Total assets			15,963,925		14,863,635

EQUITY
Capital and reserves attributable to owners of the parent			11,388,016		10,506,227
Non-controlling interests	27		172,310		666,716

Total equity			11,560,326		11,172,943

LIABILITIES
Non-current liabilities
Borrowings	20	532,407		149,775
Deferred tax liabilities	21	749,235		828,545
Other liabilities	22 (i)	225,398		233,653
Provisions	23 (ii)	67,185		72,975
Trade payables		—	1,574,225	2,045	1,286,993

Current liabilities
Borrowings	20	1,211,785		781,101
Current tax liabilities	17	254,603		326,480
Other liabilities	22 (ii)	318,828		305,214
Provisions	24 (ii)	26,958		33,605
Customer advances		134,010		55,564
Trade payables		883,190	2,829,374	901,735	2,403,699

Total liabilities			4,403,599		3,690,692

Total equity and liabilities			15,963,925		14,863,635

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non- controlling interests	Total

Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

Income for the year	—	—	—	—	—	1,699,047	1,699,047	2,364	1,701,411

Currency translation adjustment	—	—	—	2,421	—	—	2,421	(6,968)	(4,547)
Hedge reserve, net of tax	—	—	—	—	3,925	—	3,925	1,088	5,013
Share of other comprehensive income of associates	—	—	—	(108,480)	1,997	—	(106,483)	81	(106,402)

Other comprehensive income for the year	—	—	—	(106,059)	5,922	—	(100,137)	(5,799)	(105,936)

Total comprehensive income for the year	—	—	—	(106,059)	5,922	1,699,047	1,598,910	(3,435)	1,595,475

Acquisition and increase of non-controlling interests (*)	—	—	—	—	(268,517)	—	(268,517)	(490,066)	(758,583)
Dividends paid in cash	—	—	—	—	—	(448,604)	(448,604)	(905)	(449,509)

Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.
(*)	See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non- controlling interests	Total

Balance at January 1, 2011	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

Income for the year	—	—	—	—	—	1,331,157	1,331,157	89,564	1,420,721

Currency translation adjustment	—	—	—	(276,507)	—	—	(276,507)	(49,285)	(325,792)
Hedge reserve, net of tax	—	—	—	—	(1,582)	—	(1,582)	334	(1,248)
Share of other comprehensive income of associates	—	—	—	(43,278)	730	—	(42,548)	—	(42,548)

Other comprehensive income for the year	—	—	—	(319,785)	(852)	—	(320,637)	(48,951)	(369,588)

Total comprehensive income for the year	—	—	—	(319,785)	(852)	1,331,157	1,010,520	40,613	1,051,133
Acquisition and increase of non-controlling interests	—	—	—	—	(1,930)	—	(1,930)	577	(1,353)
Treasury shares held by associated companies	—	—	—	—	(3,339)	—	(3,339)	—	(3,339)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(22,695)	(424,078)

Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non- controlling interests	Total

Balance at January 1, 2010	1,180,537	118,054	609,733	29,533	10,484	7,143,823	9,092,164	628,672	9,720,836

Income for the year	—	—	—	—	—	1,127,367	1,127,367	13,680	1,141,047

Currency translation adjustment	—	—	—	67,473	—	—	67,473	40,711	108,184
Hedge reserve, net of tax	—	—	—	—	4,643	—	4,643	(310)	4,333
Share of other comprehensive income of associates	—	—	—	11,413	1,049	—	12,462	—	12,462

Other comprehensive income for the year	—	—	—	78,886	5,692	—	84,578	40,401	124,979

Total comprehensive income for the year	—	—	—	78,886	5,692	1,127,367	1,211,945	54,081	1,266,026
Acquisition and increase of non-controlling interests	—	—	—	—	(367)	—	(367)	(2,651)	(3,018)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(31,881)	(433,264)

Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2011 and 2010 there were 1,180,536,830 shares issued. All issued shares are fully paid.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2012	2011	2010
Cash flows from operating activities
Income for the year		1,701,411	1,420,721	1,141,047
Adjustments for:
Depreciation and amortization	10 & 11	567,654	554,345	506,902
Income tax accruals less payments	28 (ii)	(160,951)	120,904	(25,447)
Equity in losses (earnings) of associated companies	7	63,534	(61,509)	(70,057)
Interest accruals less payments, net	28 (iii)	(25,305)	(24,880)	17,700
Changes in provisions		(12,437)	(2,443)	(364)
Impairment reversal	5	—	—	(67,293)
Changes in working capital	28 (i)	(303,012)	(649,640)	(676,582)
Other, including currency translation adjustment		29,519	(74,194)	44,914

Net cash provided by operating activities		1,860,413	1,283,304	870,820

Cash flows from investing activities
Capital expenditures	10 & 11	(789,731)	(862,658)	(847,316)
Acquisitions of subsidiaries and associated companies	27	(510,825)	(9,418)	(302)
Increase due to sale of associated company	12	3,140	—	—
Proceeds from disposal of property, plant and equipment and intangible assets		8,012	6,431	9,290
Dividends and distributions received from associated companies	12	18,708	17,229	14,034
Changes in investments in short terms securities		(213,633)	245,448	(96,549)

Net cash used in investing activities		(1,484,329)	(602,968)	(920,843)

Cash flows from financing activities
Dividends paid	9	(448,604)	(401,383)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(905)	(22,695)	(31,881)
Acquisitions of non-controlling interests	27	(758,583)	(16,606)	(3,018)
Proceeds from borrowings		2,054,090	726,189	647,608
Repayments of borrowings		(1,271,537)	(953,413)	(862,921)

Net cash used in financing activities		(425,539)	(667,908)	(651,595)

(Decrease) / Increase in cash and cash equivalents		(49,455)	12,428	(701,618)

Movement in cash and cash equivalents
At the beginning of the year		815,032	820,165	1,528,707
Effect of exchange rate changes		7,079	(17,561)	(6,924)
(Decrease) / Increase in cash and cash equivalents		(49,455)	12,428	(701,618)

At December 31,	28 (iv)	772,656	815,032	820,165

		At December 31,
		2012	2011	2010
Cash and cash equivalents
Cash and bank deposits	19	828,458	823,743	843,861
Bank overdrafts	20	(55,802)	(8,711)	(23,696)

		772,656	815,032	820,165

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in (losses) earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred income tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets and liabilities
P	Provisions	18	Trade receivables
Q	Trade payables	19	Other investments and Cash and cash equivalents
R	Revenue recognition	20	Borrowings
S	Cost of sales and sales expenses	21	Deferred income tax
T	Earnings per share	22	Other liabilities
U	Financial instruments	23	Non-current allowances and provisions
		24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Related party transactions
A	Financial Risk Factors	30	Principal subsidiaries
B	Financial instruments by category	31	Nationalization of Venezuelan Subsidiaries
C	Fair value hierarchy	32	Fees paid to the Company’s principal accountant
D	Fair value estimation	33	Subsequent event
E	Accounting for derivative financial instruments and hedging activities

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

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

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 21, 2013.

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

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is recorded in current other liabilities in the Consolidated Statement of Financial Position. Effective January 1, 2012, the Mexican employee statutory profit sharing provision has been included as part of labor cost (approximately $43.8 million and $48.0 million in Cost of sales and $6.0 million and $6.5 million in Selling, general and administrative expenses, respectively, for the years ended December 31, 2011 and December 31, 2010 respectively), while in the past was part of the Income tax line and reclassified for comparative purposes.

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

(1)	New and amended standards effective in 2012 and relevant for Tenaris

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on January 1, 2012 that have a material impact on Tenaris.

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted

•	International Accounting Standard (“IAS”) 1 (amended 2012), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future. IAS 1 (amended 2011) must be applied for annual periods beginning on or after July 1, 2012.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

A	Basis of presentation (Cont.)

(2)	New standards, interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

•	IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after January 1, 2013.

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately $69 million increase in the present value of funded and unfunded obligations, with the corresponding impact recognized in equity.

•	IFRS 9, “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement.

This standard is applicable for annual periods beginning on or after January 1, 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the standard is not yet adopted by the EU.

•	IFRS 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after January 1, 2013.

•	IFRS 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after January 1, 2013.

•	IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after January 1, 2013.

The Company’s management has not assessed the potential impact that the application of these standards may have on the Company’s financial condition or results of operations, except as indicated above.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

B	Group accounting (Cont.)

(1)	Subsidiaries and transactions with non-controlling interests (Cont.)

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

The Company accounts for transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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

See Note 30 for the list of the principal subsidiaries.

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

At December 31, 2012, Tenaris holds 11.46% of Ternium’s common stock (including treasury shares). The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

•	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;

•	Four out of the nine members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors;

•

Under the shareholders agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s board of directors pursuant to previous written instructions of the Company.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

B	Group accounting (Cont.)

(2)	Associates (Cont.)

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’s proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’s investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

At December 31, 2012, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Usiminas to account it for under the equity method, see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2012, 2011 and 2010, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas, see Note 27.

C	Segment information

Following the acquisition of the non-controlling interests in Confab and its further delisting, the Company has changed its internal organization and therefore combined the Tubes and Projects segment, reported in the Consolidated Financial Statements as of December 31, 2011.

The Projects segment operations mainly comprised the operations of Confab in Brazil. The business in Brazil has changed with the development of the Brazilian offshore pre-salt projects. Historically, most of Projects sales were of line pipe for onshore pipelines and equipment for petrochemical and mining applications, but now, the company is positioning itself as a supplier of mainly OCTG and offshore line pipe, very similar to the rest of the Tubes segment. In order to strengthen Tenaris’s position in Brazil, the Company acquired the non-controlling interest and delisted Confab, changing its internal organization in order to fully integrate the Brazilian operations with the rest of the Tubes operations.

Therefore, as from September 2012, after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total net sales in 2011, have been reclassified to Others.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

C	Segment information (Cont.)

Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations.

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•	The sales of energy and surplus raw materials, are considered as lower cost of goods sold, while under IFRS are considered as revenues.

•	Other timing and no significant differences.

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

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

D	Foreign currency translation (Cont.)

(1)	Functional and presentation currency (Cont.)

In Mexico, following the start up of a new rolling mill for the production of seamless pipes at its subsidiary, Tubos de Acero de Mexico S.A., or Tamsa, the Company has concluded that the most appropriate functional currency for Tamsa is the U.S. dollar. The new added capacity is converting Tamsa into a major exporter of seamless steel pipes, as a great majority of its production will be exported to most major oil and gas markets with a U.S. dollar economic environment; in addition, seamless pipes sales are denominated and settled in U.S. dollars.

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

As a result of these changes in functional currency, a majority of the Company’s subsidiaries other than the Italian and Brazilian have the U.S. dollar as their functional currency.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2012.

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

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2012 and 2011. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2012, 2011 and 2010 totaled $83.0 million, $68.4 million and $61.8 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

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

In 2012 and 2011, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

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

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg Law;

•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2012, 2011 and 2010 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

O	Employee benefits

(1)	Employee severance indemnity

Employee severance indemnity costs are assessed at each year-end using the projected unit credit method, obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts applicable in each respective country. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

(2)	Defined benefit pension obligations

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

All of Tenaris’s plans recognize actuarial gains and losses over the average remaining service lives of employees.

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(4)	Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units equivalent in value to the equity book value per share (excluding non-controlling interest). The units will be vested over a four year period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. As the cash redemption of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

O	Employee benefits (Cont.)

(4)	Employee retention and long term incentive program (Cont.)

The total value of the units granted to date under the program, considering the number of units and the book value per share amounts to $71.9 million and $55.5 million at December 31, 2012 and 2011, respectively. As of December 31, 2012, and 2011 Tenaris has recorded a total liability of $68.8 million and $50.3 million, respectively, based on actuarial calculations provided by independent advisors.

P	Provisions

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

Q	Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

R	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

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

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 2.2%, 1.3% and 1.2% as of December 31, 2012, 2011 and 2010, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following bases:

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

S	Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in financial debt instruments and time deposits held for trading.

•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment; comprise trade receivables and other receivables.

•	Available for sale assets: see Note 31.

•	Other financial liabilities: measured at amortized cost using the effective interest rate method; comprise borrowings and trade and other payables.

The categorization depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on their settlement date.

In accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) embedded derivatives are accounted separately from their host contracts. The result has been recognized under “Foreign exchange derivatives contracts results”.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2012.

A. Financial Risk Factors

(i)	Capital Market Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.13 as of December 31, 2012, in comparison with 0.08 as of December 31, 2011. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2012 and 2011:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2012	2011
Argentine Peso / U.S. Dollar	(168,816)	(181,622)
Euro / U.S. Dollar	(117,370)	66,272
Canadian Dollar / U.S. Dollar	(37,782)	(23,670)
U.S. Dollar / Brazilian Real	(27,269)	(64,060)
Mexican Peso / U.S. Dollar	(2,456)	56,652
Japanese Yen / U.S. Dollar	2,099	(68,366)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

As of December 31, 2012 and 2011primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.7 million and $1.8 million as of December 31, 2012 and 2011, respectively.

•	Euro / U.S. dollar

As of December 31, 2012, primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.2 million, which would have been to a large extent offset by changes to Tenaris’ net equity position.

As of December 31, 2011, primarily of U.S. dollar-denominated borrowings at certain European subsidiaries which functional currency was the Euro, partially offset by Euro denominated trade payables at subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.1 million.

Considering the balances held as of December 31, 2012 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.9 million. For balances held as of December 31, 2011, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.4 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $1.0 million.

Additionally, from 2007 through January 1, 2012 the Company recognized an embedded derivative in connection with a USD-denominated ten-year steel supply agreement signed in 2007 by a Canadian subsidiary. The Company estimates that the impact of a 1% favorable / unfavorable movement in the USD/CAD exchange rate would have resulted in a maximum pre-tax gain / loss of approximately $1.9 million in connection with this instrument as of December 31, 2011.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2012		2011
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	778,774	45%	651,934	70%
Variable rate	965,418	55%	278,942	30%

Total	1,744,192		930,876

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.9 million in 2012 and $7.3 million in 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk (Cont.)

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2012 and $7.1 million in 2011, partially offsetting the net losses to Tenaris’s borrowing costs.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2012 and 2011.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2012 and 2011 trade receivables amount to $2,070.8 million and $1,900.6 million respectively. Trade receivables have guarantees under letter of credit and other bank guarantees of $100.3 million and $240.1 million, credit insurance of $539.3 million and $562.1 million and other guarantees of $11.8 million and $16.2 million as of December 31, 2012 and 2011 respectively.

As of December 31, 2012 and 2011 trade receivables amounting to $364.3 million and $352.6 million were past due but not impaired, respectively. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $29.1 million as of December 31, 2012 and $25.9 million as of December 31, 2011. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.7% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2012, in comparison with approximately 94.7% as of December 31, 2011.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2012, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

A. Financial Risk Factors (Cont.)

(vi)	Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 9.2% of total assets at the end of 2012 compared to 8.4% at the end of 2011.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2012, Tenaris exposure to financial instruments issued by European sovereign counterparties amounted to $2.1 million. As of December 31, 2011, Tenaris did not have direct exposure on financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2012 and 2011, U.S. dollar denominated liquid assets represented approximately 79% and 66% of total liquid financial assets respectively. As of December 31, 2011 an estimated 20% of the Company’s liquid financial assets were momentarily invested in Brazilian Real-denominated instruments held at its Brazilian subsidiary, Confab Industrial S.A., to fund the disbursement of a participation in Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas) which was completed in January, 2012 (See note 27).

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2012
Assets as per statement of financial position
Derivative financial instruments	17,852	—	—	17,852
Trade receivables	—	2,070,778	—	2,070,778
Other receivables	—	157,614	—	157,614
Available for sale assets	—	—	21,572	21,572
Other investments	647,012	—	—	647,012
Cash and cash equivalents	828,458	—	—	828,458

Total	1,493,322	2,228,392	21,572	3,743,286

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2012
Liabilities as per statement of financial position
Borrowings	—	1,744,192	1,744,192
Derivative financial instruments	14,031	—	14,031
Trade and other payables (*)	—	926,764	926,764

Total	14,031	2,670,956	2,684,987

	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
December 31, 2011
Assets as per statement of financial position
Derivative financial instruments	6,382	—	—	6,382
Trade receivables	—	1,900,591	—	1,900,591
Other receivables	—	119,283	—	119,283
Available for sale assets	—	—	21,572	21,572
Other investments	433,319	—	—	433,319
Cash and cash equivalents	823,743	—	—	823,743

Total	1,263,444	2,019,874	21,572	3,304,890

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

B. Financial instruments by category (Cont.)

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2011
Liabilities as per statement of financial position
Borrowings	—	930,876	930,876
Derivative financial instruments	45,749	—	45,749
Trade and other payables (*)	—	946,392	946,392

Total	45,749	1,877,268	1,923,017

(*)	The maturity of most of trade payables is less than one year.

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

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	828,458	—	—	828,458
Other investments	451,152	193,257	2,603	647,012
Foreign exchange derivatives contracts	—	17,852	—	17,852
Available for sale assets (*)	—	—	21,572	21,572

Total	1,279,610	211,109	24,175	1,514,894

Liabilities
Foreign exchange derivatives contracts	—	14,031	—	14,031

Total	—	14,031	—	14,031

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	823,743	—	—	823,743
Other investments	350,481	80,295	2,543	433,319
Foreign exchange derivatives contracts	—	5,238	—	5,238
Embedded derivative (See Note 25)	—	—	1,144	1,144
Available for sale assets (*)	—	—	21,572	21,572

Total	1,174,224	85,533	25,259	1,285,016

Liabilities
Foreign exchange derivatives contracts	—	45,040	—	45,040
Embedded derivative (See Note 25)	—	—	709	709

Total	—	45,040	709	45,749

(*)	For further detail regarding Available for sale assets, see Note 31.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

C. Fair value hierarchy (Cont.)

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 31).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2012	2011
	Assets / Liabilities
Net assets at the beginning of the year	24,550	41,021
Loss for the year	(435)	(3,078)
Reclassifications	—	(13,320)
Currency translation adjustment and others	60	(73)

Net assets at the end of the year	24,175	24,550

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

D. Fair value estimation (Cont.)

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101.1% of its carrying amount including interests accrued in 2012 as compared with 98.8% in 2011. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.1% in the fair value of borrowings as of December 31, 2012 and 0.3% in 2011. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

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

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2012 and 2011, the effective portion of designated cash flow hedges amounts to $2.9 million and $8.2 million is included in Other Reserves in equity (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
Management View
Net Sales	10,022,501	741,074	10,763,575
• Sales of energy and surplus raw materials	822	69,633	70,455

IFRS - Net Sales	10,023,323	810,707	10,834,030

Management View
Operating income	2,198,704	109,385	2,308,089
• Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
• Depreciation and amortization (**)	111,509	(3,459)	108,050

IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)

Income before equity in earnings of associated companies and income tax			2,306,503
Equity in earnings of associated companies			(63,534)

Income before income tax			2,242,969

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011 (*)	Tubes	Other	Total

IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)

Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,509

Income before income tax			1,896,091

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Year ended December 31, 2010 (*)	Tubes	Other	Total

IFRS
Net Sales	7,032,388	679,210	7,711,598
Operating income	1,427,373	91,677	1,519,050
Financial income (expense), net			(52,553)

Income before equity in earnings of associated companies and income tax			1,466,497
Equity in earnings of associated companies			70,057

Income before income tax			1,536,554

Capital expenditures	842,127	5,189	847,316
Depreciation and amortization	488,670	18,232	506,902
Impairment reversal	67,293	—	67,293

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

1	Segment information (Cont.)

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Other segment to the Tubes segment for $345.285, $266,806 and $204,478 in 2012, 2011 and 2010, respectively.

(*)	Comparative amounts have been reclassified to disclose the information according to the reporting segment the Company is organized since September 30, 2012.
(**)	Depreciation and amortization under Management view is $108.0 million higher, mainly because goodwill and other tangible and intangible assets were depreciated differently.

Net income under Management view amounted to $ 1.463 million, while under IFRS amounted to $ 1.701 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investment in associated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	—	10,834,030
Total assets	7,779,205	3,824,931	2,327,901	449,056	578,199	1,004,633	15,963,925
Trade receivables	528,443	867,223	273,824	286,212	115,076	—	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	—	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	—	789,731

Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	—	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	—	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	—	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	—	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	—	862,658

Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	—	554,345

Year ended December 31, 2010
Net sales	3,295,081	1,911,824	805,617	1,264,610	434,466	—	7,711,598
Total assets	7,316,794	3,106,212	2,292,675	347,492	607,731	693,427	14,364,331
Trade receivables	430,184	332,263	315,443	259,434	84,318	—	1,421,642
Property, plant and equipment, net	1,883,992	862,433	837,764	34,047	162,344	—	3,780,580
Capital expenditures	561,782	123,586	130,232	20,839	10,877	—	847,316

Depreciation and amortization	258,428	104,992	115,776	1,215	26,491	—	506,902

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Saudi Arabia, United Arab Emirates and Nigeria; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*)	Includes Investments in associated companies and Available for sale assets for $21.6 million in 2012, 2011 and 2010 (see Note 12 and 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010

Inventories at the beginning of the year	2,806,409	2,460,384	1,687,059

Plus: Charges of the year

Raw materials, energy, consumables and other	4,330,547	4,409,698	3,690,900
Increase in inventory due to business combinations	1,486	10,688	—
Services and fees	433,944	368,910	329,687
Labor cost	1,256,041	1,177,067	989,332
Depreciation of property, plant and equipment	333,466	312,601	290,299
Amortization of intangible assets	7,091	6,561	3,351
Maintenance expenses	260,274	220,240	174,966
Allowance for obsolescence	49,907	11,067	(34,522)
Taxes	6,793	4,958	7,121
Other	137,140	97,642	70,958

	6,816,689	6,619,432	5,522,092

Less: Inventories at the end of the year	(2,985,805)	(2,806,409)	(2,460,384)

	6,637,293	6,273,407	4,748,767

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Services and fees	213,073	218,991	207,427
Labor cost	570,950	533,219	460,667
Depreciation of property, plant and equipment	15,023	12,400	12,506
Amortization of intangible assets	212,074	222,783	200,746
Commissions, freight and other selling expenses	550,611	545,228	420,417
Provisions for contingencies	21,163	35,847	26,430
Allowances for doubtful accounts	3,840	7,749	(17,361)
Taxes	170,582	148,912	120,591
Other	126,473	134,111	90,987

	1,883,789	1,859,240	1,522,410

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Wages, salaries and social security costs	1,778,117	1,666,176	1,414,491
Employees’ severance indemnity	16,549	14,923	12,850
Pension benefits - defined benefit plans	12,480	10,300	8,795
Employee retention and long term incentive program	19,845	18,887	13,863

	1,826,991	1,710,286	1,449,999

At the year-end, the number of employees was 26,673 in 2012, 26,980 in 2011 and 25,422 in 2010.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

5	Other operating items

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Other operating income
Reimbursement from insurance companies and other third parties agreements (See note 26 b))	49,495	695	9,810
Net income from other sales	12,314	5,510	1,955
Net rents	2,988	2,487	2,793
Impairment reversal (*)	—	—	67,293
Other	6,583	2,849	3,807

	71,380	11,541	85,658

Other operating expenses
Contributions to welfare projects and non-profits organizations	22,226	4,341	3,304
Provisions for legal claims and contingencies	(668)	1,411	2,741
Loss on fixed assets and material supplies disposed / scrapped	227	48	352
Allowance for doubtful receivables	5,936	691	632

	27,721	6,491	7,029

(*)	2010 Impairment reversal

In 2010, the Company reversed the impairment registered in 2008 corresponding to Prudential CGU’s Customer Relationships as there had been an improvement in the outlook of the economic and competitive conditions for the Canadian oil and gas market compared to that foreseen at the end of 2008. The main key assumptions that Tenaris considered were the expected oil and natural gas prices evolution and the level of drilling activity in Canada. Tenaris used the average number of active oil and gas drilling rigs, or rig count, as published by Baker Hughes, as a general indicator of activity in the oil and gas sector. The rig count in Canada increased 59% from an annual average of 221 in 2009 to an annual average of 351 in 2010. In that environment, Tenaris expected that its competitive conditions and activity levels would continue to improve.

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

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Interest income	33,459	30,840	32,855
Interest expense (*)	(55,507)	(52,407)	(64,103)

Interest net	(22,048)	(21,567)	(31,248)
Net foreign exchange transaction results	(10,929)	65,365	(26,581)
Foreign exchange derivatives contracts results (**)	(3,194)	(49,349)	7,183
Other	(13,933)	(4,748)	(1,907)

Other financial results	(28,056)	11,268	(21,305)

Net financial results	(50,104)	(10,299)	(52,553)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

6	Financial results (Cont.)

(*)	Includes losses on interest rate swaps of $5.2 million and $15.6 million in 2011 and 2010 respectively. In order to partially hedge future interest payments related to long-term debt, Tenaris entered into interest rate swaps and swaps with an embedded knock-in options. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of a certain period. A total notional amount of $500 million was covered by these instruments which coverage began between April and June 2009, and expired between April and June 2011.
(**)	Includes a loss on identified embedded derivatives of $0.4 million, $3.1 million and gains of $6.1 million for 2012, 2011 and 2010, respectively.

7	Equity in (losses) earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
From associated companies	4,217	61,509	70,553
Gain (Loss) on sale of associated companies and others	5,899	—	(496)
Impairment loss on associated companies (see Note 27)	(73,650)	—	—

	(63,534)	61,509	70,057

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Current tax	636,624	573,769	340,686
Deferred tax	(95,066)	(98,399)	54,821

	541,558	475,370	395,507

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2012	2011	2010
Income before income tax	2,242,969	1,896,091	1,536,554

Tax calculated at the tax rate in each country	456,530	418,358	361,235
Non taxable income / Non deductible expenses	80,527	43,265	22,202
Changes in the tax rates	4,707	(7,736)	(17)
Effect of currency translation on tax base (*)	5,214	25,000	12,158
Utilization of previously unrecognized tax losses	(5,420)	(3,517)	(71)

Tax charge	541,558	475,370	395,507

(*)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to owners of the parent by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2012	2011	2010
Net income attributable to the owners of the parent	1,699,047	1,331,157	1,127,367
Weighted average number of ordinary shares in issue (thousands)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share (U.S. dollars per share)	1.44	1.13	0.95
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	2.88	2.26	1.91

Dividends paid	(448,604)	(401,383)	(401,383)
Basic and diluted dividends per share (U.S. dollars per share)	0.38	0.34	0.34
Basic and diluted dividends per ADS (U.S. dollars per ADS) (*)	0.76	0.68	0.68

(*)	Each ADS equals to two shares

On November 7, 2012, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 22, 2012, with an ex-dividend date of November 19, 2012.

On May 2, 2012, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS). The amount approved included the interim dividend previously paid in November 2011, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on May 24, 2012. In the aggregate, the interim dividend paid in November 2011 and the balance paid in May 2012 amounted to approximately $449 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

10	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	—	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543

Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	—	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	—	247	(3,269)
Depreciation charge	39,082	282,375	25,702	—	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	—	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	—	(11)	(58,414)

Accumulated at the end of the year	331,806	4,811,325	182,169	—	15,921	5,341,221

At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Year ended December 31, 2011	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	850,865	6,669,883	214,568	930,125	36,923	8,702,364
Translation differences	(101,796)	(302,323)	(5,947)	(12,343)	(1,283)	(423,692)
Additions	24,282	1,400	2,729	790,211	7,718	826,340
Disposals / Consumptions	(296)	(13,305)	(4,963)	—	(2,553)	(21,117)
Increase due to business combinations	—	9,563	291	—	285	10,139
Transfers / Reclassifications	538,731	783,787	80,524	(1,389,696)	(268)	13,078

Values at the end of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112

Depreciation
Accumulated at the beginning of the year	210,139	4,551,800	146,315	—	13,530	4,921,784
Translation differences	(26,304)	(147,688)	(4,277)	—	(309)	(178,578)
Depreciation charge	30,554	267,449	25,475	—	1,523	325,001
Transfers / Reclassifications	79,093	(79,710)	577	—	(12)	(52)
Disposals / Consumptions	(44)	(10,854)	(3,798)	—	—	(14,696)

Accumulated at the end of the year	293,438	4,580,997	164,292	—	14,732	5,053,459

At December 31, 2011	1,018,348	2,568,008	122,910	318,297	26,090	4,053,653

Property, plant and equipment include capitalized interests for net amounts at December 31, 2012 and 2011 of $4,038 (there were no capitalized interests during the year 2012) and $4,560 (out of which $537 were capitalized during the year 2011), respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

11	Intangible assets, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	—	(1,282)
Additions	42,762	41	—	—	42,803
Transfers / Reclassifications	874	(1,558)	—	—	(684)
Increase due to business combinations	11	—	1,117	—	1,128
Disposals	(83)	—	—	—	(83)

Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization and impairment
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	—	—	(1,069)
Amortization charge	27,808	30,284	—	161,073	219,165
Disposals	(103)	—	—	—	(103)
Transfers / Reclassifications	82	(179)	—	—	(97)

Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809

At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

Year ended December 31, 2011	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	241,116	498,162	2,147,066	2,071,315	4,957,659
Translation differences	(8,955)	(3,144)	(1,908)	(11,369)	(25,376)
Additions	35,848	470	—	—	36,318
Transfers / Reclassifications	261	(71)	—	—	190
Increase due to business combinations	—	—	1,085	—	1,085
Disposals	(33)	—	—	—	(33)

Values at the end of the year	268,237	495,417	2,146,243	2,059,946	4,969,843

Amortization and impairment
Accumulated at the beginning of the year	159,661	213,092	342,396	660,694	1,375,843
Translation differences	(4,646)	(139)	(1,908)	(4,558)	(11,251)
Amortization charge	36,579	30,627	—	162,138	229,344
Disposals	(23)	—	—	—	(23)

Accumulated at the end of the year	191,571	243,580	340,488	818,274	1,593,913

At December 31, 2011	76,666	251,837	1,805,755	1,241,672	3,375,930

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill was $1,614.5 million for North America and $189.4 million for South America for years ended December 31, 2012 and 2011. For Europe, $2.4 million and $0.8 million and Middle East & Africa $0.7 million and $1.1 million for the years ended December 31, 2012 and 2011, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

11	Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2012, was as follows:

(All amounts in million US dollar)
As of December 31, 2012	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	—	—	—	721.5
Tamsa (Hydril and other)	—	345.9	19.4	—	365.3
Siderca (Hydril and other)	—	265.0	93.3	—	358.3
Hydril	—	309.0	—	—	309.0
Electric Conduits	45.8	—	—	—	45.8
Coiled Tubing	—	—	—	4.0	4.0
Other	—	—	3.0	—	3.0

Total	767.3	919.9	115.7	4.0	1,806.9

Impairment tests

In 2012 and 2011, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2012 and 2011 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2012, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

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

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2012 and 2011, the discount rates used were in a range between 9% and 12%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

11	Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $102 million as of December 31, 2012. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 4.8%, a fall in growth rate to 1.4% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2012, no cumulative amount of recognized impairment charges are subject to reversal.

12	Investments in associated companies

	Year ended December 31,
	2012	2011
At the beginning of the year	670,248	671,855
Translation differences	(108,480)	(43,278)
Equity in earnings of associated companies	10,116	61,509
Impairment loss in associated companies	(73,650)	—
Dividends and distributions received	(18,708)	(17,229)
Treasury shares held by associated companies	—	(3,339)
Acquisitions	504,597	—
Sale of associated company	(3,140)	—
Increase in equity reserves	2,078	730

At the end of the year	983,061	670,248

The principal associated companies are:

		% ownership - voting rights at December 31,			Value at December 31,
Company	Country of incorporation	2012	2011		2012	2011
Ternium S.A.	Luxembourg	11.46%(*)	11.46	%(*)	611,764	651,021
Usiminas S.A.	Brazil	2.5% - 5%	—		346,941	—
Others	—	—	—		24,356	19,227

					983,061	670,248

(*)	Including treasury shares.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2012			2011
	Usiminas S.A.	Ternium S.A.	Total	Ternium S.A.
Non-current assets	10,762,700	7,211,371	17,974,071	5,195,688
Current assets	5,275,579	3,655,628	8,931,207	5,547,374

Total assets	16,038,279	10,866,999	26,905,278	10,743,062

Non-current liabilities	4,334,830	2,245,907	6,580,737	1,922,481
Current liabilities	2,643,954	2,125,446	4,769,400	1,979,383

Total liabilities	6,978,784	4,371,353	11,350,137	3,901,864

Non-controlling interests	932,050	1,074,763	2,006,813	1,084,827
Revenues	6,502,352	8,608,054	15,110,406	9,122,832
Gross profit	340,380	1,736,964	2,077,344	2,102,705

Net (loss) income for the year attributable to owners of the parent	(319,116)	139,235	(179,881)	513,540

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

13	Other investments – non current

	Year ended December 31,
	2012	2011
Investments in other companies	2,293	2,277
Others	310	266

	2,603	2,543

14	Receivables – non current

	Year ended December 31,
	2012	2011
Government entities	2,962	3,387
Employee advances and loans	12,583	14,763
Tax credits	22,352	12,440
Receivables from related parties	19,349	22,177
Legal deposits	24,312	31,643
Advances to suppliers and other advances	22,752	27,167
Derivative financial instruments	—	427
Others	40,745	24,721

	145,055	136,725
Allowances for doubtful accounts (see Note 23 (i))	(2,995)	(3,445)

	142,060	133,280

15	Inventories

	Year ended December 31,
	2012	2011
Finished goods	1,024,746	969,636
Goods in process	757,185	693,739
Raw materials	473,278	499,112
Supplies	524,539	465,443
Goods in transit	391,225	331,216

	3,170,973	2,959,146
Allowance for obsolescence (see Note 24 (i))	(185,168)	(152,737)

	2,985,805	2,806,409

16	Receivables and prepayments

	Year ended December 31,
	2012	2011
Prepaid expenses and other receivables	49,456	72,278
Government entities	6,600	7,392
Employee advances and loans	13,421	11,978
Advances to suppliers and other advances	65,843	61,659
Government tax refunds on exports	30,206	25,973
Receivables from related parties	42,361	14,892
Derivative financial instruments	17,852	5,955
Miscellaneous	45,309	47,354

	271,048	247,481
Allowance for other doubtful accounts (see Note 24 (i))	(10,516)	(5,680)

	260,532	241,801

17	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2012	2011
V.A.T. credits	97,173	114,561
Prepaid taxes	78,389	53,768

	175,562	168,329

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

17	Current tax assets and liabilities (Cont.)

	Year ended December 31,
Current tax liabilities	2012	2011
Income tax liabilities	129,419	222,087
V.A.T. liabilities	27,394	24,392
Other taxes	97,790	80,001

	254,603	326,480

18	Trade receivables

	Year ended December 31,
	2012	2011
Current accounts	2,077,117	1,911,952
Receivables from related parties	22,804	14,588

	2,099,921	1,926,540
Allowance for doubtful accounts (see Note 24 (i))	(29,143)	(25,949)

	2,070,778	1,900,591

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199

Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	—	(1,138)	(28,005)

Net Value	2,070,778	1,707,144	356,502	7,132

At December 31, 2011
Guaranteed	818,438	657,786	137,344	23,308
Not guaranteed	1,108,102	890,188	195,324	22,590

Guaranteed and not guaranteed	1,926,540	1,547,974	332,668	45,898
Allowance for doubtful accounts	(25,949)	—	(4,129)	(21,820)

Net Value	1,900,591	1,547,974	328,539	24,078

19	Other investments and Cash and cash equivalents

	Year ended December 31,
	2012	2011
Other investments
Financial debt instruments and time deposits	644,409	430,776

Cash and cash equivalents
Cash at banks	285,395	202,927
Liquidity funds	301,663	258,723
Short – term investments	241,400	362,093

Cash and cash equivalents	828,458	823,743

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

20	Borrowings

	Year ended December 31,
	2012	2011
Non-current
Bank borrowings	536,134	151,475
Finance lease liabilities	1,547	100
Costs of issue of debt	(5,274)	(1,800)

	532,407	149,775
Current
Bank borrowings and other loans including related companies	1,157,983	772,825
Bank overdrafts	55,802	8,711
Finance lease liabilities	630	160
Costs of issue of debt	(2,630)	(595)

	1,211,785	781,101

Total Borrowings	1,744,192	930,876

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015

Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492

Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2011
Financial lease	160	90	10	—	—	—	260
Other borrowings	780,941	110,819	8,518	8,753	6,578	15,007	930,616

Total borrowings	781,101	110,909	8,528	8,753	6,578	15,007	930,876

Interest to be accrued (*)	16,050	1,797	808	725	618	749	20,747

Total	797,151	112,706	9,336	9,478	7,196	15,756	951,623

(*)	Includes the effect of hedge accounting.

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2012	Tamsa	Bank loans	420.8	2013 & 2014
January 2012	Confab	Syndicated	350.0	January 2017(**)
April 2012	Maverick	Syndicated	350.0	April 2015 (**)
2012	Siderca	Bank loans	223.7	Mainly 2013
2012	Dalmine	Bank loans	162.7	Mainly 2013

(**)	The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on distributions, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments or payments of subordinated indebtedness.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

20	Borrowings (Cont.)

As of December 31, 2012, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2012 and 2011 (considering hedge accounting). The changes in interest rate are basically due to changes in floating interest rate and to the designation for hedge accounting of certain Argentine Peso-denominated debts.

	2012	2011
Total borrowings	2.60%	3.84%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	510,892	65,087
ARS	Fixed	13,491	—
MXN	Fixed	—	77,553
Others	Variable	1,206	480
Others	Fixed	6,818	6,655

Total non current borrowings		532,407	149,775

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2012	2011
USD	Variable	240,894	165,827
USD	Fixed	104,845	173
EURO	Variable	179,549	38,076
EURO	Fixed	65,107	814
MXN	Fixed	339,683	173,313
BRL	Fixed	—	49,171
ARS	Fixed	239,446	339,733
ARS	Variable	32,650	6,911
Others	Variable	227	2,561
Others	Fixed	9,384	4,522

Total current borrowings		1,211,785	781,101

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	354,053	25,739	596,954	976,746
Translation differences	541	—	(239)	302
Increase due to business combinations	636	—	—	636
Charged directly to Other Comprehensive Income	—	—	618	618
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)

At December 31, 2012	335,484	15,269	551,131	901,884

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

21	Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	373,759	31,852	673,201	1,078,812
Translation differences	(31,095)	(2,055)	(3,567)	(36,717)
Charged directly to Other Comprehensive Income	—	—	234	234
Income statement charge / (credit)	11,389	(4,058)	(72,914)	(65,583)

At December 31, 2011	354,053	25,739	596,954	976,746

(*)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	—	(199)	2,749
Increase due to business combinations	(45)	(189)	—	—	(234)
Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598

At December 31, 2012	(56,406)	(183,560)	(23,141)	(103,741)	(366,848)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(68,855)	(146,413)	(29,440)	(110,401)	(355,109)
Translation differences	5,299	454	(805)	3,555	8,503
Charged directly to Other Comprehensive Income	—	—	—	1,246	1,246
Income statement credit	(6,832)	(25,506)	(4,951)	(312)	(37,601)

At December 31, 2011	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2012	2011
Deferred tax assets to be recovered after 12 months	(111,616)	(135,918)
Deferred tax liabilities to be recovered after 12 months	889,543	913,867

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2012	2011
Deferred tax assets	(214,199)	(234,760)
Deferred tax liabilities	749,235	828,545

	535,036	593,785

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

21	Deferred income tax (Cont.)

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2012	2011
At the beginning of the year	593,785	723,703
Translation differences	3,051	(28,214)
Charged directly to Other Comprehensive Income	618	1,480
Income statement credit	(95,066)	(98,399)
Deferred employees’ statutory profit sharing charge	32,246	(4,785)
Increase due to business combinations	402	—

At the end of the year	535,036	593,785

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2012	2011

Employees’ severance indemnity	44,040	44,598
Pension Benefits	49,221	43,621
Employee Retention and long incentive program	68,771	50,260
Taxes Payable	2,065	4,307
Derivative Financial Instruments	—	13,738
Miscellaneous	61,301	77,129

	225,398	233,653

Employees’ severance indemnity

The amounts recognized in the statement of financial position are as follows:

	Year ended December 31,
	2012	2011
Values at the beginning of the period	44,598	46,459
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial gains and losses	3,054	937
Translation differences	213	(1,203)
Used	(5,825)	(4,399)
Increase due to business combinations	1,189	—
Other	(1,799)	318

At the end of the year	44,040	44,598

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2012	2011
Expenses for defined contribution plans	10,885	11,500
Current service cost	1,123	810
Interest cost	1,487	1,676
Actuarial losses	3,054	937

Total included in Labor costs	16,549	14,923

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2012	2011
Discount rate	3% - 6%	4% - 7%
Rate of compensation increase	3% - 5%	3% - 5%

Pension benefits

•	Unfunded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are determined as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of unfunded obligations	68,870	63,133	52,917	44,261	40,339
Unrecognized actuarial losses	(21,613)	(20,611)	(15,643)	(11,235)	(14,580)

Liability	47,257	42,522	37,274	33,026	25,759

Actuarial losses / (gains)	2,194	6,011	5,141	(2,482)	2,104

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2012	2011
Current service cost	2,043	2,062
Interest cost	4,132	3,518
Net actuarial losses recognized in the year	924	959

Total included in Labor costs	7,099	6,539

Movement in the present value of unfunded obligation:

	Year ended December 31,
	2012	2011
At the beginning of the year	63,133	52,917
Translation differences	(62)	(210)
Transfers, reclassifications and new participants of the plan	884	969
Total expenses	6,175	5,580
Actuarial losses	2,194	6,011
Benefits paid	(3,517)	(1,871)
Other	63	(263)

At the end of the year	68,870	63,133

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2012	2011
Discount rate	4% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 3%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

•	Funded

The amounts recognized in the statement of financial position for the current annual period and previous four annual periods are as follows:

	Year ended December 31,
	2012	2011	2010	2009	2008
Present value of funded obligations	187,772	172,116	162,740	144,005	117,463
Unrecognized actuarial losses	(47,502)	(38,754)	(20,425)	(10,053)	(4,581)
Fair value of plan assets	(140,550)	(134,581)	(134,346)	(120,505)	(99,511)

(Assets) / Liability (*)	(280)	(1,219)	7,969	13,447	13,371

Actuarial losses / (gains) - Liability	14,902	11,315	11,142	11,827	(11,787)
Actuarial (gains) / losses - Assets	(2,908)	8,813	(366)	(7,694)	18,820

(*)	In 2012 and 2011, $2.2 million and $2.3 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2012	2011
Current service cost	2,584	2,556
Interest cost	7,921	8,285
Net actuarial losses recognized in the year	3,194	1,599
Expected return on plan assets	(8,318)	(8,679)

Total included in Labor costs	5,381	3,761

Movement in the present value of funded obligations:

	Year ended December 31,
	2012	2011
At the beginning of the year	172,116	162,740
Translation differences	(62)	(2,888)
Total expenses	10,505	10,841
Actuarial losses	14,902	11,315
Benefits paid	(9,636)	(10,077)
Other	(53)	185

At the end of the year	187,772	172,116

Movement in the fair value of plan assets:

	Year ended December 31,
	2012	2011
At the beginning of the year	(134,581)	(134,346)
Translation differences	1,588	2,617
Expected return on plan assets	(8,318)	(8,679)
Actuarial (gains) / losses	(2,908)	8,813
Contributions paid	(5,972)	(13,108)
Benefits paid	9,636	10,077
Other	5	45

At the end of the year	(140,550)	(134,581)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)

Pension benefits (Cont.)

•	Funded (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2012	2011
Equity instruments	40.0%	55.5%
Debt instruments	43.0%	40.4%
Others	17.0%	4.1%

The principal actuarial assumptions used were as follows:

Year ended December 31,
	2012	2011
Discount rate	4% - 5%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 4%
Expected rates of return of plan assets	4% - 6%	3% - 7%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

The employer contributions expected to be paid for the year 2013 amounts approximately to $5.9 million.

(ii)	Other liabilities – current

	Year ended December 31,
	2012	2011
Payroll and social security payable	261,223	225,823
Liabilities with related parties	4,023	745
Derivative financial instruments	14,031	32,011
Miscellaneous	39,551	46,635

	318,828	305,214

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31,
	2012	2011
Values at the beginning of the year	(3,445)	(3,806)
Translation differences	450	276
Reversals	—	3
Used	—	82

At December 31,	(2,995)	(3,445)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

23	Non-current allowances and provisions (Cont.)

(ii)	Liabilities

	Year ended December 31,
	2012	2011
Values at the beginning of the year	72,975	83,922
Translation differences	(4,427)	(7,480)
Additional provisions	10,871	10,402
Reclassifications	—	(274)
Used	(12,234)	(13,595)

At December 31,	67,185	72,975

24	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	—	(604)
Used	980	741	17,095

At December 31, 2012	(29,143)	(10,516)	(185,168)

Year ended December 31, 2011	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(20,828)	(6,574)	(151,439)
Translation differences	142	305	3,969
Additional allowances	(7,749)	(694)	(11,067)
Used	2,486	1,283	5,800

At December 31, 2011	(25,949)	(5,680)	(152,737)

(ii)	Liabilities

Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)

At December 31, 2012	14,112	12,846	26,958

Year ended December 31, 2011	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	6,182	18,919	25,101
Translation differences	(534)	(493)	(1,027)
Additional allowances	10,915	15,941	26,856
Reclassifications	2,463	(2,038)	425
Used	(7,740)	(10,010)	(17,750)

At December 31, 2011	11,286	22,319	33,605

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2012	2011
Foreign exchange derivatives contracts	17,852	5,238
Embedded Canadian dollar forward purchases	—	1,144

Contracts with positive fair values	17,852	6,382

Foreign exchange derivatives contracts	(14,031)	(45,040)
Embedded Canadian dollar forward purchases	—	(709)

Contracts with negative fair values	(14,031)	(45,749)

Total	3,821	(39,367)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2012 and 2011, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2012	2011	2012	2011
ARS	USD	2013	1,301	(842)	(4,043)	(8,067)
USD	BRL	2013	824	3,260	(818)	—
EUR	BRL	2013	1,272	161	2,913	(144)
USD	KWD	2013	(151)	12	(125)	—
USD	CAD	2013	(105)	(749)	—	—
EUR	USD	2013	1,201	(625)	—	—
MXN	USD	2013	1,324	(41,163)	(563)	—
USD	COP	2013	(847)	77	—	—
Others			(998)	67	(224)	—

Subtotal			3,821	(39,802)	(2,860)	(8,211)
CAD	USD (Embedded derivative)	2012	—	435	—	—

Total			3,821	(39,367)	(2,860)	(8,211)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-10	Movements 2011	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12
Foreign Exchange	(3,562)	(4,649)	(8,211)	5,351	(2,860)
Interest Rate	(5,367)	5,367	—	—	—

Total Cash flow Hedge	(8,929)	718	(8,211)	5,351	(2,860)

Tenaris estimates that the cash flow hedge reserve at December 31, 2012 will be recycled to the Consolidated Income Statement during 2013.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’s Consolidated Financial Position, results of operations and cash flows.

a)	Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of approximately Argentinean pesos (“ARS”) 116.7 million (approximately $23.8 million) at December 31, 2012, in taxes and penalties. Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

b)	Collection of Court Judgment in Brazil

In August 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right. While certain extraordinary appeals from the Brazilian government seeking to reverse the court judgment are still pending, Tenaris believes that the likelihood of a reversal is remote.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•

A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. The Tenaris company had negotiated a one-year extension to the original contract, through December 2012. This contract has expired on December 31, 2012. A new three-month contract through March 2013 was renegociated and therefore as of December 31, 2012 no significant commitment arises.

•

A Tenaris company has renegotiated its previous ten year steel bars purchase contract with Rio Tinto Fer et Titane (ex- QIT), under which the Tenaris company had originally committed to purchase steel bars, with deliveries starting in July 2007. The amended contract gives either party the right to terminate the agreement upon a 2 year-written notice. As of December 31, 2012 no significant commitment arises.

•

A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $79.9 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2012, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2012	22,411,870

Total equity in accordance with Luxembourg law	24,320,194

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

26	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2012, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2012, distributable amount under Luxembourg law totals $23.0 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2011 under Luxembourg law	23,024,194
Other income and expenses for the year ended December 31, 2012	(163,720)
Dividends paid	(448,604)

Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Share premium	609,733

Distributable amount at December 31, 2012 under Luxembourg law	23,021,603

27	Business combinations and other acquisitions

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was BRL36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition is part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Caixa dos Empregados da Usiminas (“CEU”), an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

As of the date of issuance of these Consolidated Financial Statements, the Company has completed its purchase price allocation procedures and determined a goodwill included within the investment balance of $142.7 million.

An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

27	Business combinations and other acquisitions (Cont.)

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

In 2012, the Company’s investment in Usiminas, contributed a total loss of $93.2 million mainly as a result of the above mentioned impairment of goodwill, a $11.4 million amortization of the difference between the fair value and book value of fixed assets and a $8.1 million loss from net losses in the year. In addition, the Company recognized other negative adjustments in connection with its investment in Usiminas for a total amount of $63.5 million. These negative adjustments, which are recorded as other comprehensive loss, are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in BRL and are calculated as provided by IAS 21. As a result of these losses and the dividend received of approximately $1.0 million, the Company’s participation in Usiminas as of December 31, 2012 amounted to $346.9 million.

On February 18, 2013, Usiminas published its annual accounts as of and for the year ended December 31, 2012, which state that revenues, post-tax losses from continuing operations and net assets amounted to $6.502 million, $319 million and $8.127 million, respectively.

Tenaris Brazilian subsidiary was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against this subsidiary and various subsidiaries of Ternium. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in the offer.

Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Confab delisting

Following a proposal by shareholders representing 32.6% of the shares held by the public in its controlled Brazilian subsidiary Confab, on March 22, 2012, Tenaris launched a delisting tender offer to acquire all of the ordinary and preferred shares held by the public in Confab for a price in cash of BRL 5.85 per ordinary or preferred share, subject to adjustments as described in the offer documents. The shareholders parties to the proposal had agreed to the offer price and had committed to tender their shares into the offer.

On April 23, 2012, at the auction for the offer, a total of 216,269,261 Confab shares were tendered. As a result, Tenaris attained the requisite threshold to delist Confab from the São Paulo Stock Exchange. The final cash price paid in the auction was BRL 5.90 per ordinary or preferred share (or approximately $3.14 per ordinary or preferred share). Subsequent to the auction, on April 23, 2012, Tenaris acquired 6,070,270 additional Confab shares in the market at the same price. Upon settlement of the offer and these subsequent purchases on April 26, 2012, Tenaris held in the aggregate approximately 95.9% of Confab.

Tenaris later acquired additional shares representing approximately 2.3% of Confab at the same price paid in the auction of the offer and on June 6, 2012, Confab exercised its right to redeem the remaining shares at the same price paid to the tendering shareholders (adjusted by Brazil’s SELIC rate). Confab became a wholly-owned subsidiary of Tenaris.

Tenaris’s total investment in Confab shares pursuant to these transactions amounted to approximately $758.5 million.

Business combinations

In August 2012, Tenaris acquired 100% of the shares of Filettature attrezzature speciali tubolari S.R.L. (“Fast”), for a purchase price of $21.4 million. Net equity acquired amounts to $19.9 million (mainly cash and cash equivalents for $14.9 million and fixed assets for $6.3 million).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

27	Business combinations and other acquisitions (Cont.)

Business combinations (Cont.)

In October 2011, Tenaris acquired Pipe Coaters Nigeria Ltd (Pipe Coaters), through the payment of a price of $11.3 million. Tenaris holds 40% of the shares and got the control. Net assets acquired amount to $24.7 million.

Had both transaction been consummated on January 1, 2012 and January 1, 2011, respectively, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Non-controlling interests

During the years ended December 31, 2011 and 2010 additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $16.6 million and $3.0 million, respectively.

28	Cash flow disclosures

		Year ended December 31,
		2012	2011	2010
(i)	Changes in working capital
	Inventories	(174,670)	(335,337)	(773,325)
	Receivables and prepayments	(26,285)	122,419	(51,449)
	Trade receivables	(166,985)	(456,874)	(111,340)
	Other liabilities	6,202	(30,058)	22,781
	Customer advances	78,446	(16,168)	(25,056)
	Trade payables	(19,720)	66,378	261,807

		(303,012)	(649,640)	(676,582)

(ii)	Income tax accruals less payments
	Tax accrued	541,558	475,370	395,507
	Taxes paid	(702,509)	(354,466)	(420,954)

		(160,951)	120,904	(25,447)

(iii)	Interest accruals less payments, net
	Interest accrued	22,048	21,567	31,248
	Interest received	41,996	38,399	44,269
	Interest paid	(89,349)	(84,846)	(57,817)

		(25,305)	(24,880)	17,700

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	828,458	823,743	843,861
	Bank overdrafts	(55,802)	(8,711)	(23,696)

		772,656	815,032	820,165

As of December 31, 2012, 2011 and 2010, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

29	Related party transactions

As of December 31, 2012:

•

San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•

San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

29	Related party transactions (Cont.)

At December 31, 2012, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $23.55 per ADS, giving Tenaris’s ownership stake a market value of approximately $541.0 million. At December 31, 2012, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $611.8 million. See Section II.B.2.

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

	(all amounts in thousands of U.S. dollars)
(i)	Transactions	Year ended December 31,
		2012	2011	2010
	(a) Sales of goods and services
	Sales of goods to associated parties	43,501	39,476	38,442
	Sales of goods to other related parties	77,828	106,781	104,036
	Sales of services to associated parties	14,583	14,732	12,073
	Sales of services to other related parties	4,000	4,740	4,063

		139,912	165,729	158,614

	(b) Purchases of goods and services
	Purchases of goods to associated parties	444,742	170,675	169,506
	Purchases of goods to other related parties	19,745	22,134	30,671
	Purchases of services to associated parties	112,870	88,707	63,043
	Purchases of services to other related parties	87,510	113,764	132,614

		664,867	395,280	395,834

	(all amounts in thousands of U.S. dollars)
(ii)	Year-end balances	At December, 31
		2012	2011
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	64,125	40,305
	Receivables from other related parties	20,389	11,352
	Payables to associated parties	(86,379)	(38,129)
	Payables to other related parties	(14,123)	(6,983)

		(15,988)	6,546

	(b) Financial debt
	Borrowings from associated parties	(3,909)	(8,650)
	Borrowings from other related parties	(2,212)	(1,851)

		(6,121)	(10,501)

Directors’ and senior management compensation

During the years ended December 31, 2012, 2011 and 2010, the cash compensation of Directors and Senior managers amounted to $24.1 million, $25.7 million and $18.6 million respectively. In addition, Directors and Senior managers received 542, 555 and 485 thousand units for a total amount of $5.2 million, $4.9 million and $4.1 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (4).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

30	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2012.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2012	2011	2010
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	41%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Marketing and distribution of steel products and holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.à r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.à r.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	For 2011 and 2010, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b)	Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c)	Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d)	Tenaris holds 95% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

31	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In July 2009, President Chávez issued Decree 6796, which ordered the acquisition of the Venezuelan Companies’ assets and provided that Tavsa’s assets would be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets would be held by the Ministry of Basic Industries and Mining. Decree 6796 also required the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties failed to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry would assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch would be required to order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities thereunder are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

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

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the ICSID in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID) in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. This case was registered by the ICSID on September 30, 2011.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. This case was registered by the ICSID on August 27, 2012.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010

31	Nationalization of Venezuelan Subsidiaries (Cont.)

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2012 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32	Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2012	2011	2010
Audit Fees	5,446	5,398	4,291
Audit-Related Fees	335	99	77
Tax Fees	137	151	161
All Other Fees	32	4	88

Total	5,950	5,652	4,617

33	Subsequent event

Annual Dividend Proposal

On February 21, 2013 the Company’s board of directors proposed, for the approval of the Annual General Shareholders’ meeting to be held on May 2, 2013, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 22, 2012. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 23, 2013, with an ex-dividend date of May 20, 2013. These Consolidated Financial Statements do not reflect this dividend payable.

Ricardo Soler
Chief Financial Officer

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2013	TENARIS S.A.

	By	/s/ Ricardo Soler
	Name:	Ricardo Soler
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 1, 2011*

2.1	Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers Société Coopérative, Réviseur d’ entreprises agréé, Independent Registered Public Accounting Firm

15.2	Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

*	The Updated and Consolidated Articles of Association are incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 30, 2011 (File No. 001-31518 11942838).
**	The Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on March 29, 2013 (File No. 001-31518 1372479).