Form 20-F
period 2013-12-31
TENARIS SA
filed 2014-04-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2013

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

Juan Pandolfi

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail: jpandolfi@tenaris.com

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Suite 700 Washington, DC 20006-5215 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See “II Accounting Policy A Basis of presentation” and “II Accounting Policy B Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B “Information on the Company – Business Overview – Our Products”.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated therein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, an independent registered public accounting firm. PricewaterhouseCoopers Société Coopérative is a member firm of PwC International Limited (“PWC”). IFRS differs in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2013	2012	2011	2010	2009
Selected consolidated income statement data(1)

Continuing operations
Net sales	10,596,781	10,834,030	9,972,478	7,711,598	8,149,320
Cost of sales	(6,456,786)	(6,637,293)	(6,273,407)	(4,748,767)	(4,935,170)

Gross profit	4,139,995	4,196,737	3,699,071	2,962,831	3,214,150
Selling, general and administrative expenses	(1,941,213)	(1,883,789)	(1,859,240)	(1,522,410)	(1,483,369)
Other operating (expenses) income, net	(13,952)	43,659	5,050	78,629	3,000

Operating income	2,184,830	2,356,607	1,844,881	1,519,050	1,733,781
Interest income	33,094	33,459	30,840	32,855	30,831
Interest expense	(70,450)	(55,507)	(52,407)	(64,103)	(118,301)
Other financial results	8,677	(28,056)	11,268	(21,305)	(64,230)

Income before equity in earnings of associated companies and income tax	2,156,151	2,306,503	1,834,582	1,466,497	1,582,081
Equity in earnings (losses) of associated companies	46,098	(63,206)	61,992	70,057	87,041

Income before income tax	2,202,249	2,243,297	1,896,574	1,536,554	1,669,122
Income tax	(627,877)	(541,558)	(475,370)	(395,507)	(433,385)

Income for continuing operations	1,574,372	1,701,739	1,421,204	1,141,047	1,235,737

Discontinued operations
Result for discontinued operations	—	—	—	—	(28,138)

Income for the year(2)	1,574,372	1,701,739	1,421,204	1,141,047	1,207,599
Income attributable to(2):
Owners of the parent	1,551,394	1,699,375	1,331,640	1,127,367	1,161,555
Non-controlling interests	22,978	2,364	89,564	13,680	46,044

Income for the year(2)	1,574,372	1,701,739	1,421,204	1,141,047	1,207,599

Depreciation and amortization	(610,054)	(567,654)	(554,345)	(506,902)	(504,864)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.31	1.44	1.13	0.95	1.00
Basic and diluted earnings per share	1.31	1.44	1.13	0.95	0.98
Dividends per share(3)	0.43	0.43	0.38	0.34	0.34

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the years ended December 31, 2012 and 2011. For more information, see “II Accounting Policy – A Basis of presentation” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2013	2012	2011	2010	2009
Selected consolidated financial position data(1)

Current assets	6,925,472	6,987,116	6,393,221	5,955,536	5,621,841
Property, plant and equipment, net	4,673,767	4,434,970	4,053,653	3,780,580	3,254,587
Other non-current assets	4,331,731	4,537,457	4,411,510	4,622,772	4,606,880

Total assets	15,930,970	15,959,543	14,858,384	14,358,888	13,483,308

Current liabilities	2,119,729	2,829,374	2,403,699	2,378,546	1,970,470
Non-current borrowings	246,218	532,407	149,775	220,570	655,181
Deferred tax liabilities	751,105	728,541	809,898	923,333	860,787
Other non-current liabilities	344,052	369,629	372,276	316,477	276,034

Total liabilities	3,461,104	4,459,951	3,735,648	3,838,926	3,762,472
Capital and reserves attributable to the owners of the parent	12,290,420	11,328,031	10,456,705	9,871,741	9,092,164
Non-controlling interests	179,446	171,561	666,031	648,221	628,672

Equity	12,469,866	11,499,592	11,122,736	10,519,962	9,720,836

Total liabilities and equity	15,930,970	15,959,543	14,858,384	14,358,888	13,483,308

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits as of December 31, 2012, 2011 and 2010. For more information, see “II Accounting Policy – A Basis of presentation” to our audited consolidated financial statements included in this annual report.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. In February 2014, the U.S. Department of Commerce, or DOC, imposed preliminary anti-dumping duties on imports of certain oil country tubular goods (OCTG) from various countries; however, imports from Korea, which are the largest among the imports under investigation, were not made subject to these preliminary anti-dumping duties. The DOC expects to issue its final determination by July 7, 2014, and final anti-dumping orders will be subject to the DOC’s determination as well as the determination of the U.S. International Trade Commission. We can give no assurance about the final outcome of these investigations. The competitive environment, therefore, is expected to become more intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. Furthermore, a negative outcome to the referenced anti-dumping investigations could require us to recognize a non-cash charge to reduce the value of certain assets, which would adversely affect our results of operations and financial condition. See Item 4.B. “Information on the Company – Business Overview – Competition”.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could affect operations at our facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of natural gas liquids which, from April 1, 2013, resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

We may not be able to recover increased costs of raw materials and energy through increased selling prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability. In addition, like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability and financial condition.

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

For example, approximately 7% of Tenaris’s consolidated net assets are located in Argentina and we derive approximately 19% of our revenues from that country, including sales to the domestic and export markets. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•	Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

•	Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state-intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results.

•	The Argentine government has increased taxes on our operations in Argentina through several methods. For example, in September 2013, the Argentine government enacted a new 10% withholding tax on dividend distributions. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•	Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we have taken and are taking measures to limit the effect of supply restrictions on our operations in Argentina, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to similarly limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

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

•	The Argentine government has imposed export taxes on certain activities, mainly in connection with commodities, gas and oil. If the Argentine government were to increase export taxes or impose export restrictions concerning our activities, our business and operations in Argentina could be adversely affected.

•	The Argentine government has implemented import regulations, which require that all payments on import of goods and services be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The criteria followed to authorize or object to a transaction are not determined in the applicable regulations. Such import regulations could delay imports and as result, adversely affect our business, operations in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries may adopt and implement counter-measures.

•	Following the Argentine default in 2002, Argentina’s access to international capital markets has been limited and may continue to be limited in the future. A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

We currently have the following exposure to political and economic developments in Venezuela:

•	We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. Since 2010, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•	In addition, we have: (i) a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A., or Tavsa, the sole producer of seamless steel pipe products in Venezuela, (ii) a 50.2% interest in Matesi Materiales Siderúrgicos S.A., or Matesi, an industrial facility that produces hot briquetted iron, or HBI, and (iii) a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, Tavsa, Matesi, and Comsigua (collectively, the “Venezuelan Companies”). In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for the nationalization of Tenaris’s investments in the Venezuelan Companies, which are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. In August 2011 and in July 2012, Tenaris and its wholly-owned subsidiary Talta – Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal, seeking adequate and effective compensation for the expropriation of their investment in the Venezuelan Companies.

The arbitration proceedings are still ongoing and, as of the date of this annual report, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interests in the Venezuelan Companies, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For more information on the nationalization of our investments in the Venezuelan Companies and the related ICSID arbitration proceedings, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

In Mexico, amendments to applicable law and regulations may materially and adversely affect our business. For example, in 2014 a comprehensive tax reform became effective in Mexico, which, among other things, introduced a general 10% withholding tax on dividend distributions based upon earnings accrued after January 1, 2014. Any additional changes to Mexican legislation could adversely impact our results of operations. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. Since 2011, organized criminal activity and violent incidents remained high and spread to new regions of the country. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

In Brazil, our sales may also be affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras S.A., or Petrobras, a state-run oil company. We have a longstanding business relationship with Petrobras, who we supply with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. Demand for complex OCTG and line pipe products used in deepwater applications in Brazil has slowed down in 2013 reflecting financial and operational restraints at Petrobras and we do not expect demand to recover in 2014. Our profitability in the Brazilian market may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, and any adverse economic, political or social developments in Brazil. Furthermore, in connection with our industrial equipment manufacturing business in Brazil, in which we also provide assembly services, we account for these contracts under IAS 11, Construction Contracts, which requires management to account for certain contracts according to their percentage of completion based on an estimated final outcome of the contracts, which in certain cases may differ significantly from actual results.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing higher value products designed to serve and meet the needs of customers operating in demanding environments, developing and offering additional value-added services, which enable us to integrate our production activities with our customers’ supply chain, and continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated or may not be successfully implemented or could be delayed or abandoned. For example, we may fail to develop products that differentiate us from our competitors or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

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

In 2000, we entered into a joint venture agreement with a 15-year term with NKK Corporation, or NKK, to form NKKTubes. In September 2002, NKK and Kawasaki Steel, one of our main competitors, completed a business combination through which they became subsidiaries of JFE Holdings Inc., or JFE. JFE’s continued operation of the former Kawasaki Steel steel pipe business in competition with NKKTubes, or JFE’s potential lack of interest in the continued development of NKKTubes, could place NKKTubes at a disadvantage and adversely impact our operations in Japan. We are currently negotiating the extension of the joint venture agreement for another 15-year term, but we cannot guarantee a successful outcome in this negotiation.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in January 2012, through our subsidiary Confab Industrial S.A., or Confab, we acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital and in May 2012, we acquired all the remaining minority interests in Confab. In addition, we are building a new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2013, we had $1,807 million in goodwill, which correspond mainly to the acquisition of Maverick Tube Corporation, or Maverick, in 2006 ($771 million in goodwill, mainly in the United States and Colombia) and Hydril Company, or Hydril, in 2007 ($920 million in goodwill). As of December 31, 2012, an impairment test over our investment in Usiminas was performed and subsequently, the goodwill of such investment was written down by $74 million. For a discussion of the Usiminas impairment, see note 27 “Business combinations and other acquisitions – Acquisition of participation in Usiminas” to our audited consolidated financial statements included in this annual report. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA. Particularly in respect of FCPA, in May 2011, we entered into settlements with the U.S. Department of Justice, or DOJ, and the U.S. Securities and Exchange Commission, or SEC, and we undertook several remediation efforts, including voluntary enhancements to our compliance program. Our obligations under these settlements expired in May 2013.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the European Union, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially lesser requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

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

As of March 31, 2014, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

A. History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 800, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)[1];

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (a controlling interest in August 1999, and the remainder during the second quarter of 2012);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

[1]	In 2009, the Venezuelan government nationalized Tavsa. For more information on the Tavsa nationalization process, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

•	SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009);

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (October 2011); and

•	Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

•	A sucker rod business in Campina, Romania (February 2012).

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on acquisitions is described above (See Item 4.A. “Information on the Company – History and Development of the Company – Tenaris”). In addition, we are currently building a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016, within a budget of approximately $1.5 billion to $1.8 billion.

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into a final agreement with Ternium and Tecpetrol (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico¸ which would supply Tenaris’s and Ternium’s respective Mexican industrial facilities. For information on the new power plant, see note 27 “Business combinations, other acquisitions and investments- Mexican Power Plant Investment” to our audited consolidated financial statements included in this annual report.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements. For example, we have been a supplier for Petróleos Mexicanos, or Pemex, the Mexican state-owned oil company and one of the world’s largest crude oil and condensates producers, since 1994. Our just-in-time (JIT) agreements allow us to provide it with comprehensive pipe management services on a continuous basis.

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

Business Segments

Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II Accounting Policies – C Segment information” to our audited consolidated financial statements included in this annual report.

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

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell energy and raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina, Brazil, Mexico and Romania, couplings in the United States, Argentina, China, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute or API, and premium joints in the United States, Canada, China, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2013	2012	2011
Thousands of tons

Steel Bars
Effective Capacity (annual)(1)	3,635	3,635	3,575
Actual Production	2,612	2,721	2,963
Tubes – Seamless
Effective Capacity (annual)(1)	3,790	3,740	3,770
Actual Production	2,611	2,806	2,683
Tubes – Welded
Effective Capacity (annual)(1)	2,620	2,620	2,710
Actual Production	988	1,188	1,073

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.

Production Facilities – Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities, three threading plants and a couplings manufacturing facility in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and one threading plant in Canada.

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,000,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, four-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a premium quality finishing, or PQF, technology mill (2 3⁄8 to 7 inches), including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2013, are as follows:

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

In 2011, we completed the construction of a new seamless pipes mill in Veracruz, which required an investment of approximately $1.0 billion over two years. Located adjacent to our existing facility, the new mill, which includes premium threading and upsetting machines, finishing and heat treatment lines, incorporates the latest rolling technology and produces from 2  3⁄8 up to 7 inches seamless pipes. The plant has a capacity of 450,000 tons per year, which could eventually be expanded in the future by adding more finishing lines, which would allow Tenaris to take advantage of the full capacity of the mill. In addition, the reallocation of small diameter pipes production to the new mill is making operations more efficient. Since 2011, after the start-up of the new rolling mill, in order to supplement the steel requirements of our Mexican seamless steel pipe operation, we have been sourcing steel bars from Ternium’s Mexican facilities, under a long term contract that grants us, during an eight-year period, a preferential right to purchase up to 250,000 tons of round steel bars per year.

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

United States

In the United States we have the following production facilities:

Hickman, Arkansas: This facility, which is our main U.S. production facility and covers an area of 78 hectares, processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 2  3⁄8 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

•	A plant comprising two mills producing 2 3⁄8 through 5 1⁄2 inches API products with three finishing lines and three heat treatment lines;

•	A plant comprising two mills producing 4 1⁄2 through 16 inches API products with two finishing lines; and

•	A coating facility coating sizes up to 16 inches.

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG, with an outside diameter range of 4 1⁄2 to 8 5⁄8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line.

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce line pipe with an outside diameter range of 4 1⁄2 to 8 5⁄8 inches and has an annual production capacity of approximately 90,000 tons. The plant has one mill and a finishing line capable of producing line pipe products. Currently, for efficiency reasons, the plant is not operational and these products are being produced by our Hickman plant.

In the Houston area we have the Texas Arai coupling facility with an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2 3⁄8 through 20 inches in carbon and alloy steel grades. Furthermore, we have the following threading facilities, which are mainly dedicated to the finishing of tubes with premium connections:

•	McCarty: a threading facility in Houston, Texas, which comprises two main production buildings in an area of approximately 20 hectares;

•	Westwego: a threading facility located in Louisiana; and

•	Bakersfield: a threading facility in California, mainly used as a repair shop.

In addition, we are currently building a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016, within a budget of approximately $1.5 billion to $1.8 billion.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7⁄8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. To source steel bars, in 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies up to 100,000 tons of round steel bars per year at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend and enhance the original contract. The new contract will accommodate 50% of our steel bar needs up to a maximum of 180,000 tons in 2014. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3⁄8 to 12 3⁄4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons.

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

Argentina

Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná river near the town of Campana, approximately 80 kilometers from the City of Buenos Aires, Argentina. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe facility and has an effective annual production capacity of approximately 900,000 tons of seamless steel pipe (with an outside diameter range of 1 1⁄4 to 10 3⁄4 inches) and 1,300,000 tons of steel bars.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2013, are as follows:

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

Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1⁄2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

Colombia

In Colombia we have the TuboCaribe welded pipe manufacturing facility in Cartagena, on an area of 28 hectares. The total estimated annual production capacity is approximately 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2  3⁄8 to 9  5⁄8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we are building a new greenfield and state-of-the-art finishing plant, on an area of 30 hectares, adjacent to the TuboCaribe facility. This investment will require approximately $240 million, for expanding the finishing capacity by 130,000 tons, through a new casing finishing plant, a new heat treatment plant, a new ultrasound inspection line and new threading lines, including premium connections.

Ecuador

During 2013, we started operating a small threading and finishing service center in Machachi, Ecuador.

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters and a cooling bed;

•	a continuous floating mandrel mill with one heat treatment and two finishing lines;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment; and

•	a rotary expander with a finishing line including a heat treatment.

The major operational units at the Dalmine facility and corresponding effective annual production capacity as of December 31, 2013, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	935
Pipe Production
Mandrel Mill:
Floating Mandrel Mill Small Diameter(2)	140
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations and assuming the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Currently, for efficiency reasons, the plant is not operational.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.00 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of approximately 920,000 tons of seamless steel pipes. Aside from the main facility mentioned above, they include:

•	the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 380 mm (0.47 to 15 inches), mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of approximately 80,000 tons;

•	the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•	the Piombino facility, which covers an area of approximately 67 hectares and comprises, a hot dip galvanizing line and associated finishing facilities. Production is focused on finishing of small diameter seamless pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 100,000 tons.

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces.

During 2013, we also acquired an Italian accessories producer, Filettature Attrezzature Speciali Tubolari S.R.L., or Fast. For more information on the acquisition of Fast see note 27 “Business combinations and other acquisitions – Business combinations” to our audited consolidated financial statements included in this annual report.

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

Romania

We have a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 180,000 tons of seamless steel tubes, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). We also have a steelmaking facility in southern Romania, with an annual steelmaking capacity of 400,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and supplies steel bars to the Silcotub facility as well as to other rolling mills in our industrial system. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a continuous mandrel mill;

•	four finishing lines, including heat treatment facilities, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop;

•	a cold-drawing plant with finishing area; and

•	automotive and hydraulic cylinders components’ production machinery.

United Kingdom

In Aberdeen, the United Kingdom, we have a premium connection threading facility and repair shop, which works as a hub to service our customers working in the North Sea region. The facility has an annual production capacity of approximately 24,000 pieces.

Denmark

We have a facility in Esbjerg, Denmark for the manufacturing of casing and tubing accessories and the provision of casing and tubing repairs, with a production range of 2 3/8’’ to 18 5/8’’ and a production capacity of 3,600 ends per year.

Middle East and Africa

We have a threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

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

Far East and Oceania

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Engineering. Although our joint venture agreements with JFE are due to expire in 2015, we are currently negotiating their extension for an additional 15-year term. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets.

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints.

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril. We also hold 77.45% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities, coupling shop and a quality testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of approximately 120,000 tons.

Production Facilities – Others

We have four facilities for the manufacture of sucker rods in Villa Mercedes, San Luis, Argentina, in Moreira Cesar, São Paulo, Brazil, in Veracruz, Mexico and in Campina, Romania. In 2013, we finalized a capacity expansion investment at our sucker rods mill in Veracruz, to meet the growing demand of our customers in North America, with flexible and optimized delivery times. This investment strengthens our total annual manufacturing capacity of sucker rods to 3 million units.

In Moreira Cesar, São Paulo, Brazil, we also have facilities for the manufacture of industrial equipment. In many cases, we also provide the assembly service of these equipments at the client’s site.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $10,597 million in 2013, compared to $10,834 million in 2012 and $9,972 million in 2011. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2013		2012		2011
Tubes	9,812	93%	10,023	93%	9,112	91%
Others	784	7%	811	7%	861	9%

Total	10,597	100%	10,834	100%	9,972	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2013		2012		2011
Tubes
North America	4,077	42%	4,954	49%	4,061	45%
South America	2,237	23%	2,305	23%	2,080	23%
Europe	890	9%	1,042	10%	1,057	12%
Middle East and Africa	2,094	21%	1,247	12%	1,331	15%
Far East and Oceania	513	5%	475	5%	584	6%

Total Tubes	9,812	100%	10,023	100%	9,112	100%

North America

Sales to customers in North America accounted for 42% of our sales of tubular products and services in 2013, compared to 49% in 2012 and 45% in 2011.

We have significant sales in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system.

Sales to our oil and gas customers in the United States and Canada are sensitive to oil prices and natural gas prices in that region. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and, in the past two years, has risen significantly, increasing 14% year on year in 2012 and 15% in 2013, reducing the need for imports. Production of natural gas liquids, or NGLs, has also increased significantly in the past few years in North America. In the United States, natural gas production has increased over the past five years, despite a reduction in gas-directed drilling activity, resulting in a reduction in net imports of natural gas into the United States and prices maintaining levels significantly below natural gas prices in Asia and Europe. In Canada, there is a similar shift towards drilling of shale gas and tight oil reserves in addition to the development of thermal projects to extract and process extra-heavy oil from Canada’s oil sands reserves.

In 2011 and 2012, demand for our OCTG products in the United States increased driven by higher oil and NGLs drilling activity. Starting in the second half of 2012 and running through 2013, there was a slowdown in drilling activity in the United States as producers, who had invested in excess of operating cash flows, adjusted their investments to levels more in line with their operating cash flows and focused on improving drilling efficiencies in their tight oil and shale gas operations. Low natural gas prices and liquids prices, which were affected by infrastructure (transportation and processing) restraints led to a further decline in gas drilling activity even though gas production levels were maintained as operators began production from wells that had been previously drilled but not completed. In Canada, demand for our OCTG products and drilling activity, after increasing in 2011, has been relatively stable in 2012 and 2013, with increased activity in thermal investments largely offsetting declines in conventional drilling.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity has gradually picked-up and now exceeds pre-Macondo levels and permit activity and rig counts suggest that deepwater activity will continue to grow.

Oil and gas drilling in Canada is subject to strong seasonality with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the Mexican state-owned oil company, and one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex under JIT agreements, which allow us to provide it with comprehensive pipe management services on a continuous basis. These agreements provide for delivery of pipe to our customers on short notice, usually within 72 hours. Under JIT and stocking supply arrangements, we are kept informed of our customers’ drilling program and pipe requirements. In addition, we are permitted to bring our engineers to the customers’ drilling locations in order to maintain adequately supplied warehouse inventories. In January 2012, we renewed our JIT agreement with Pemex for a five-year period.

At the end of 2013, Mexico reformed its constitution to permit increased private and foreign investment in the energy industry. Under the reforms, foreign and private investors will be allowed to participate in profit and production sharing contracts and licenses and Pemex will be transformed into a state-owned production company without its previous monopoly on production. A new regulatory framework is being developed but the awarding of contracts to foreign and private investors is not expected to take place before 2015.

Drilling activity in Mexico and demand for our OCTG products has fluctuated in the past few years, with activity increasing in the offshore and south regions but reducing substantially in the Chicontepec and Burgos reserves, where activity has been affected by low productivity and the low level of North American gas prices. In the coming years, the energy reform is expected to lead to increased investment particularly in deepwater exploration and in the shale reserves in Northern Mexico.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 23% of our sales of tubular products and services in 2013, 2012 and 2011.

Our largest markets in South America are Argentina and Brazil. We also have significant sales in Colombia, Ecuador and Venezuela.

We have manufacturing subsidiaries in Argentina, Brazil and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on certain transfers of currency abroad, mandatory repatriation of export revenues and other matters affecting the investment climate. Sales in Brazil are also affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements with local and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, (in which the Argentine government nationalized a 51% interest on May 7, 2012) and with other operators in the oil and gas sector. We recently strengthened our relationship with YPF through a long-term business alliance under which we have agreed to provide additional services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In 2012 and 2013, drilling activity increased, and is expected to increase significantly in the coming years, led by activity in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves. However, growth in oil and gas activity and supply has, in recent years, been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, the government has put in place programs to encourage new exploration and production activity. In addition, domestic gas tariffs for consumers have begun to increase as a result of the removal of subsidies and to cover the higher costs of natural gas imports.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Demand for complex OCTG and line pipe products used in deepwater applications has grown strongly in the past few years but the rate of growth slowed down in 2013, reflecting financial and operational restraints at Petrobras. Demand for line pipe for pipeline projects declined to a very low level in 2013 and is not expected to recover in 2014.

In Colombia, we have established a leading position in the market for OCTG products in the past few years following the acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. Over the past two years, however, drilling activity has slowed down. Our principal customer in Colombia is Ecopetrol, which we supply under a JIT arrangement.

We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In the past three years, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 9% of our sales of tubular products and services in 2013, compared to 10% in 2012 and 12% in 2011.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries in Italy and the rest of Europe were particularly affected during the second half of 2008 and throughout 2009, by the financial and economic crisis, as these industries adjusted activity levels drastically in response to uncertain demand conditions; after a brief recovery in 2010 and 2011 due to higher industrial activity, demand declined again in 2012 and 2013. Sales of pipes for HPI and power generation projects were also negatively affected by the crisis up until 2010. After recovering partially during 2011, due to resumption of investments in HPI projects, they declined again in 2012 but remained stable in 2013.

In Europe, we also have significant sales to the oil and gas sector, which has grown in recent years, with exploration activity taking place in new areas such as unconventional shale plays in Eastern Europe and offshore drilling in the Black Sea, the Eastern Mediterranean and the Barents Sea, together with ongoing investment in the more traditional areas of the North Sea, Romania, Turkey and Russia. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 21% of our sales of tubular products and services in 2013, compared to 12% in 2012 and 15% in 2011.

In 2013, our sales in the region increased significantly driven by a high level of demand from state-owned customers in the Middle East for premium products for complex gas drilling activity and a significant increase in demand for offshore drilling projects in Africa.

Natural gas drilling activity in the Middle East and deepwater projects in Africa have brought our sales in the Middle East and Africa to a record level. Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They are also increasing investments to maintain or add oil production capacity. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies have been increasing investments in exploration and production in offshore projects and seeking new opportunities in less explored Sub Saharan countries, including gas exploration activity in East Africa.

In the past three years, however, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in 2012 and 2013, U.S. and EU sanctions have affected production and exports in Iran. In response to the loss of Libyan and Iranian exports, Saudi Arabia raised its oil production output and increased its level of activity but has recently reduced it following increased production from Iraq.

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

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 5% of our sales of tubular products and services in 2013 and in 2012, compared to 6% in 2011.

Our largest markets in the Far East and Oceania are Indonesia, China and Japan, in each of which we have local production facilities.

In recent years, we have consolidated and expanded our regional presence in Indonesia based on our local heat treatment and premium threading facilities. Sales to Indonesia and other markets in the Far East and Oceania are mainly affected by the level of oil and gas drilling activity in these countries.

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

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services decreased 3% in 2013, compared to 2012, mainly due to lower sales of industrial equipment in Brazil.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed in various regions and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment has, as a result, become more intense and effective competitive differentiation will be a key success factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec, a French company, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with NSSMC (see below). In the last few years, Vallourec has increased its production capacity through building a new mill in Brazil jointly with Sumitomo, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in the U.S. through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer under which it distributes products from the Chinese producer in markets outside China.

•	Nippon Steel & Sumitomo Metal Corporation, or NSSMC, and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and has expanded internationally through acquisitions into Eastern Europe and the United States where it acquired IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections and thereby a significant position in the U.S. market. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States and heat treatment and pipe finishing facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, new players have built, or announced plans to build, pipe mills in the United States. These include Boomerang LLC, a company formed by a former Maverick executive, which opened a welded pipe mill in Liberty, Texas, in 2010, and Benteler, a European seamless pipe producer, which is building a new seamless pipe mill in Louisiana. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has been building a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2013, our capital expenditures, including investments at our plants and investments in information systems, amounted to $753 million, compared to $790 million in 2012 and $863 million in 2011. Of these capital expenditures, investment at our plants amounted to $667 million in 2013, compared to $747 million in 2012 and $826 million in 2011.

In 2013, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines. The major highlights of our capital spending program during 2013 included:

•	construction of the new R&D center in Rio de Janeiro, Brazil;

•	increase of heat treatment capacity and renewal of the straightener machine at our Campana facility in Argentina;

•	construction of new heat treatment and finishing lines for seamless OCTG in Colombia;

•	construction of a new quality testing laboratory and installation of a new ultrasonic testing machine in Indonesia;

•	completion of the new premium threading line in Romania;

•	increase the production capacity for couplings, for premium connections, at our Veracruz facility in Mexico;

•	revamping of the heat treatment line and installation of new straightening and handling machine in the heat treatment line at our Sault Ste. Marie facility in Canada;

•	construction of a new service center, including a premium connections threading line, in Machachi, Ecuador; and

•	increase the production capacity of sucker rods.

Capital expenditures in 2014 are expected to be above the level reached in 2013, mainly due to the construction of the new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2016 within a budget of approximately $1.5 billion to $1.8 billion, mostly invested between 2014 and 2016.

In addition to the capacity expansion in the United States, we expect our investments during 2014 to be spread among our global industrial system, in line with what already occurred during 2013. These investments will mainly aim at enhancing product differentiation, increasing capacity on critical areas, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact. Major projects for 2014 include:

•	construction of new heat treatment and finishing lines for seamless OCTG in Colombia;

•	installation of new heat treatment and finishing lines, including premium threading, for seamless OCTG in Saudi Arabia;

•	installation of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	increase the production capacity of sucker rods in the United States; and

•	construction of a new building for Tenaris University at our Zalau facility in Romania.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $86 million in 2013, compared to $43 million in 2012 and $36 million in 2011.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steel making operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steel making operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 25%, with direct energy accounting for approximately 5%.

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates were relatively stable in 2013 and overall slightly below the average level for 2012. We expect these costs to remain stable during 2014.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international sources. In Argentina, we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy, we purchase pig iron and ferrous scrap from local and regional markets. In Mexico, we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania, we source ferrous scrap from the domestic market.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials remained relatively stable during 2013, below levels experienced in 2012, as demand from Turkey was subdued on the back of the Lira depreciation against the U.S. dollar and the declining demand for finished steel products in key Turkish export markets. For example, prices for Scrap Shredded East Coast USA, published by CRU, averaged $381 per ton in 2012 and $341 per ton in 2013.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina ranges between 1,000,000 and 1,500,000 tons and is supplied from Brazil primarily by Vale S.A. and Samarco Mineração S.A. Prices declined in the first half of 2013, and after bottoming out around mid-year, prices increased in the second half on the back of a sustained steel production in China. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $130 per ton in 2012 and $135 per ton in 2013.

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

In Canada, we had a long-term agreement with Rio Tinto Fer et Titane, a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane was supplying up to 100,000 tons of round steel bars per year, at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend and enhance the original contract. The contract will accommodate 50% of our steel bar needs up to a maximum of 180,000 tons in 2014. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

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

Steel coil market prices were relatively stable during 2013, but globally showed a declining trend mainly due to regional oversupply and relatively weak raw material costs environment. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $724 per ton in 2012 and $692 per ton in 2013.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor and ArcelorMittal. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, in May 2013 we entered into a long-term purchase contract with Nucor Steel which will expire at the end of 2017. For more information on our contract with Nucor, see note 26 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

In Canada, we have agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas (in which Confab holds shares) and ArcelorMittal in Brazil, from Siderar S.A.I.C., or Siderar, a subsidiary of Ternium S.A. in Argentina and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates and coils from international suppliers when not produced domestically.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have a 160 megawatt power generation plant located at San Nicolás, approximately 150 kilometers from Campana, which together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply the requirements of our steelmaking facility at Campana. In Dalmine, Italy, we have a 120 megawatt power generation facility, which is designed to have sufficient capacity to meet the electric power requirements of the operations at peak load, and excess power is sold to third party consumers and heat is sold for district heating. In Mexico, our electric power requirements are currently furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

In order to supply with energy our Mexican operations, we have entered into certain arrangements to build and operate a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, which is expected to be operational in the fourth quarter of 2016. The plant is to be operated by Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) and 22% by Tenaris. The project is estimated to require a total investment of $1.1 billion, and each shareholder has agreed to finance or provide guarantees in connection with the plant’s construction costs pro rata to its respective ownership interest. Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. YPF, Panamerican Energy, Enarsa and Metroenergía are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds significant but non-controlling interests, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. During winter, if available, we also contract transportation capacity from other suppliers, when Gasban transportation is restricted. For the final transportation phase, we have a supply contract with Gasban that expired in September 2013 but has been renegotiated and awaits authorization.

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

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially. Our costs of ferroalloys decreased in 2013, in line with international prices for these materials.

Product Quality Standards

Our steel pipes are manufactured in accordance with the specifications of API, the American Society for Testing and Materials, or ASTM, the International Standardization Organization, or ISO, and the Japan Industrial Standards, or JIS, among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

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

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, at the product testing facilities of NKKTubes in Japan and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome, in which we have a 4% interest. In addition, we are building a new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil, expected to start operating in the second quarter of 2014. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods; and

•	coatings.

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

We spent $106 million for R&D in 2013, compared to $83 million both in 2012 and in 2011.

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

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $12.6 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately $ 1.0 million) for products delivered to NIDC in prior years. As of December 31, 2013, an outstanding balance of EUR172 thousand (approximately $0.2 million) is still due to TGS. In addition, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by twenty NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect outstanding payments during 2014.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2013, a balance of AED862 thousand (approximately $0.2 million) was owing to Tenaris, and Global FZE has advised Tenaris of its inability to process payment to Tenaris of the outstanding balance as a result of the current sanctions relating to Iran.

•	In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V., or ENI Iran, for its project in Darquain, Iran, for a value of EUR246 thousand (approximately $0.3 million). Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company. All services required to be performed by Tenaris for the benefit of ENI Iran were completed and ceased prior to the end of 2012. In December 2013, Tenaris was informed by ENI Iran that it would seek approval to make payment of the contract amount in compliance with applicable laws. As of December 31, 2013, however, the entire contract amount was still outstanding.

Tenaris did not record any profit in 2013 in connection with the agreements described above.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris subsidiaries identified above intend to perform their pending obligations under such pre-existing agreements, Tenaris and its subsidiaries ceased prior to the end of 2012 all sales and deliveries of goods and services to Iran. Tenaris’s current policy, based on the sanctions against Iran, is not to engage in future sales or deliveries.

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

In response to our inquiry, Tenova informed us that:

•	During 2013, Tenova or its subsidiaries supplied equipment for the steel-making industry and for raw material handling and performed engineering services under two contracts with companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or was performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities were authorized by the Comitato di Sicurezza Finanziaria – CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Since several of Tenova’s Iran-related contracts are still currently being executed, Tenova is required to perform all outstanding obligations under such contracts.

•	Any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2013 with regard to the foregoing transactions amounted to $23 million, which represents 1.2% of its total sales revenue for 2013.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $7.7 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2013, 2012 and 2011.

			Percentage Ownership
Company	Country of Organization	Main Activity	2013	2012	2011
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A.	Brazil	Manufacture of welded steel pipes and capital goods	100%	100%	41%
Dalmine S.p.A.	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Exiros B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacture of sucker rods	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
PT Seamless Pipe Indonesia Jaya	Indonesia	Manufacture of seamless steel pipes	77%	77%	77%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	100%	100%	82%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Connection Limited	St. Vincent & Grenadines	Ownership and licensing of technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments S.àr.l Luxembourg, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tubos del Caribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a company that was formed by San Faustin in a reorganization of its flat and long steel interests. Ternium’s securities are listed on the New York Stock Exchange, or NYSE, since February 1, 2006, following an initial public offering of ADSs. As of March 31, 2014, the Company held 11.46% of Ternium’s share capital (including treasury shares).

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

Usiminas

On January 16 2012, Confab acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality, flat steel products used in the energy, automotive and other industries.

This acquisition was part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel (now NSSMC), Mitsubishi, Metal One and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares, subject to the Usiminas shareholders’ agreement, which represent approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising Nippon Steel & Sumitomo Metal Corporation, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares subject to the Usiminas shareholders’ agreement; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and TenarisConfab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remaining 7.7% corresponding to Tenaris) of the total shares subject to the Usiminas shareholders’ agreement; and Previdência Usiminas, which holds the remaining 10.6%. The rights of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders agreement. For a discussion of the investment in Usiminas, see note 27 “Business combinations and other acquisitions – Acquisition of participation in Usiminas” and note 12 “Investments in associated companies” to our audited consolidated financial statements included in this annual report.

Techgen

Techgen, S.A. de C.V., is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) and 22% by Tenaris. Techgen will build and operate a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, which is expected to be operational in the fourth quarter of 2016 and will supply electricity to Ternium’s and Tenaris’s Mexican facilities.

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

In 2013, worldwide drilling activity (excluding Iraq and Syria) declined 4% compared to 2012 levels. In the United States the rig count in 2013 declined by 8% but consumption of OCTG was offset by improved drilling efficiencies. In Canada the rig count declined by 3% in 2013. In the rest of the world, the rig count increased 4% in 2013 as compared to 2012. During 2013, our sales in the Middle East and Africa reached a record level led by natural gas drilling activity in the Middle East and deepwater projects in sub-Saharan Africa.

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

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In February 2014, the U.S. Department of Commerce (DOC) imposed preliminary anti-dumping duties on imports of OCTG from various countries; however, imports from Korea, which are the largest among the imports under investigation, were not made subject to these preliminary anti-dumping duties. The DOC expects to issue its final determination, where it will consider additional elements, by July 7, 2014.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates were relatively stable in 2013 and overall slightly below the average level for 2012. We expect these costs to remain stable during 2014.

Outlook

With the economic recovery taking hold, demand for energy is increasing and, despite higher supply in North America, oil prices remain at levels which should continue to support investments in exploration and production activity during 2014.

In the United States, for 2014, we expect a similar level of onshore drilling activity and OCTG consumption but activity should increase in the Gulf of Mexico. In South America we expect sales to be affected by continuing project delays in Brazil. In the Middle East and Africa, for 2014 we expect sales to remain at a similar level as in 2013.

Despite the negative impact on our sales in the U.S. market, resulting from the preliminary anti-dumping ruling made by the DOC, and the continuing project delays in Brazil, our overall results for 2014 are expected to be in line with those for 2013, supported by positive developments in the rest of the world.

Functional and presentation currency

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2012, the Company changed the functional currency of its Mexican, Canadian and Japanese subsidiaries from their respective local currencies to the U.S. dollar.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;

•	Significant level of integration of the local operations within Tenaris’s international global distribution network;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars; and

•	The exchange rate of certain legal currencies has long been affected by recurring and severe economic crises.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP.

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

Accounting for business combinations

To account for our business combinations we use the purchase method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets acquired, liabilities and contingent liabilities assumed and determination of useful lives, requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. The excess of the acquisition cost over the fair value of the identifiable net assets acquired is allocated to goodwill.

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

In 2013, 2012 and 2011, none of Tenaris’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

2012 Impairment on associated companies – Usiminas

An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $74 million. The impairment was mainly due to expectations of a weaker industrial environment in

Brazil, where industrial production and consequently steel demand had been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2013. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

In relation to finished goods, we make an allowance for slow-moving inventory based on management’s analysis of their ageing and market conditions. For this purpose, stocks of finished goods produced by us, more than one year prior to the reporting date, are valued at their estimated recoverable value.

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

In addition, our allowance for doubtful accounts is adjusted periodically in accordance with the ageing of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days, and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

Historically, losses from uncollectible accounts receivables have been low and within the allowances established. If, however, circumstances were to materially change, such as higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation to us, management’s estimates of the recoverability of amounts due could be materially reduced. In this case, our results of operations, financial condition, net worth and cash flows could be materially and adversely affected.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2013	2012	2011
Selected consolidated income statement data(1)
Continuing Operations
Net sales	10,596,781	10,834,030	9,972,478
Cost of sales	(6,456,786)	(6,637,293)	(6,273,407)

Gross profit	4,139,995	4,196,737	3,699,071
Selling, general and administrative expenses	(1,941,213)	(1,883,789)	(1,859,240)
Other operating (expenses) income, net	(13,952)	43,659	5,050

Operating income	2,184,830	2,356,607	1,844,881
Interest income	33,094	33,459	30,840
Interest expense	(70,450)	(55,507)	(52,407)
Other financial results	8,677	(28,056)	11,268

Income before equity in earnings of associated companies and income tax	2,156,151	2,306,503	1,834,582
Equity in earnings (losses) of associated companies	46,098	(63,206)	61,992

Income before income tax	2,202,249	2,243,297	1,896,574
Income tax	(627,877)	(541,558)	(475,370)

Income for the year	1,574,372	1,701,739	1,421,204

Income attributable to(2):
Owners of the parent	1,551,394	1,699,375	1,331,640
Non-controlling interests	22,978	2,364	89,564

	1,574,372	1,701,739	1,421,204

Depreciation and amortization	(610,054)	(567,654)	(554,345)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.31	1.44	1.13
Basic and diluted earnings per share	1.31	1.44	1.13
Dividends per share(3)	0.43	0.43	0.38

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the years 2012 and 2011. For more information see “II Accounting Policy – A Basis of presentation” to our audited consolidated financial statements included in this annual report.
(2)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(3)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2013	2012
Selected consolidated financial position data(1)
Current assets	6,925,472	6,987,116
Property, plant and equipment, net	4,673,767	4,434,970
Other non-current assets	4,331,731	4,537,457

Total assets	15,930,970	15,959,543

Current liabilities	2,119,729	2,829,374
Non-current borrowings	246,218	532,407
Deferred tax liabilities	751,105	728,541
Other non-current liabilities	344,052	369,629

Total liabilities	3,461,104	4,459,951
Capital and reserves attributable to the owners of the parent	12,290,420	11,328,031
Non-controlling interests	179,446	171,561

Equity	12,469,866	11,499,592

Total liabilities and equity	15,930,970	15,959,543

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the year 2012. For more information, see “II Accounting Policy – A Basis of presentation” to our audited consolidated financial statements included in this annual report.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2013	2012	2011
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(60.9)	(61.3)	(62.9)

Gross profit	39.1	38.7	37.1
Selling, general and administrative expenses	(18.3)	(17.4)	(18.6)
Other operating (expenses) income, net	(0.1)	0.4	0.1

Operating income	20.6	21.8	18.5
Interest income	0.3	0.3	0.3
Interest expense	(0.7)	(0.5)	(0.5)
Other financial results	0.1	(0.3)	0.1

Income before equity in earnings of associated companies and income tax	20.3	21.3	18.4
Equity in earnings of associated companies	0.4	(0.6)	0.6

Income before income tax	20.8	20.7	19.0
Income tax	(5.9)	(5.0)	(4.8)

Income for the year	14.9	15.7	14.3

Income attributable to:
Owners of the parent	14.6	15.7	13.4
Non-controlling interests	0.2	0.0	0.9

Fiscal Year Ended December 31, 2013, Compared to Fiscal Year Ended December 31, 2012

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2013		2012

Tubes	9,812	93%	10,023	93%	(2%)
Others	784	7%	811	7%	(3%)

Total	10,597	100%	10,834	100%	(2%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2013	2012

Seamless	2,612	2,676	(2%)
Welded	1,049	1,188	(12%)

Total	3,661	3,864	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2013	2012
Net sales
- North America	4,077	4,954	(18%)
- South America	2,237	2,305	(3%)
- Europe	890	1,042	(15%)
- Middle East & Africa	2,094	1,247	68%
- Far East & Oceania	513	475	8%

Total net sales	9,812	10,023	(2%)
Operating income	2,097	2,252	(7%)
Operating income (% of sales)	21.4%	22.5%

Net sales of tubular products and services decreased 2% to $9,812 million in 2013, compared to $10,023 million in 2012, as a result of a 5% decrease in volumes and a 3% increase in average selling prices, driven by an improvement in the mix of products that offset the impact of lower prices in less differentiated products. In North America, sales decreased due to lower shipments of OCTG and line pipe products and lower prices for less differentiated products. In South America, sales decreased as sales of line pipe products in Brazil stopped in the second half of the year. In Europe, sales declined mainly due to lower demand for mechanical products. In the Middle East and Africa, sales increased mainly due to higher shipments of premium OCTG products in the Middle East and for sub Saharan Africa deepwater projects. In the Far East and Oceania, sales increased slightly due to higher shipments of OCTG products in China and Indonesia.

Operating income from tubular products and services, decreased 7% to $2,097 million in 2013, from $2,252 million in 2012. This decrease in operating income was mainly driven by a 2% decrease in sales and a lower operating margin (21.4% in 2013 vs. 22.5% in 2012). Excluding the non-recurring gain of $49 million recorded in 2012 related to a tax judgment collected in Brazil, the decline in operating margin is explained by higher depreciation expenses following the completion of certain investments that began to depreciate upon their availability for use.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2013	2012

Net sales	784	811	(3%)
Operating income	88	105	(16%)
Operating income (% of sales)	11.2%	12.9%

Net sales of other products and services decreased 3% to $784 million in 2013, compared to $811 million in 2012, mainly due to lower sales of industrial equipment in Brazil and coiled tubing and pipes for electric conduits in the United States, partially offset by higher sales of sucker rods.

Operating income from other products and services decreased 16% to $88 million in 2013, from $105 million in 2012, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.3% in 2013 compared to 17.4% in 2012, mainly due to higher selling expenses associated with higher export sales to the Middle East and Africa.

Other operating income and expenses, net resulted in expenses of $14 million in 2013, compared to income of $44 million in 2012, mainly attributable to a non-recurring gain of $49 million related to a successful tax judgment that Confab collected in 2012 representing interest and money adjustment over a tax benefit in 1991.

Financial results amounted to a loss of $29 million in 2013, compared to a loss of $50 million in 2012. Net interest expenses amounted to $37 million in 2013, compared to $22 million in 2012. The increase in interest expenses was due to a higher proportion of unhedged Argentine peso-denominated debt (with higher interest rates). This was offset by better other financial results, (a gain of $9 million in 2013, compared to a loss of $28 million in 2012), mainly due to the positive impact of the devaluation of the Argentine peso against the U.S. dollar during 2013 (32.7%) on our Argentine peso-denominated debt.

Equity in earnings (losses) of associated companies generated a gain of $46 million in 2013, compared to a loss of $63 million in 2012 (the 2012 loss was related to an impairment on our investment in Usiminas). The 2013 gain was mostly derived from our equity investment in Ternium S.A. (NYSE:TX).

Income tax charges totaled $628 million in 2013, equivalent to 29.1% of income before equity in earnings of associated companies and income tax, compared to $542 million in 2012, or 23.5% of income before equity in earnings of associated companies and income tax. During 2013, the tax rate was negatively affected mainly by a new withholding tax on dividends from Argentina and by the effect of the Argentine peso devaluation on the tax base used to calculate deferred taxes.

Income for the year decreased 7% during the year, to $1,574 million in 2013, compared to $1,702 million in 2012, mainly reflecting lower operating results and higher taxes, partially offset by higher results from associated companies and financial results.

Income attributable to owners of the parent was $1,551 million, or $1.31 per share ($2.63 per ADS), in 2013, compared to $1,699 million, or $1.44 per share ($2.88 per ADS) in 2012.

Income attributable to non-controlling interest was $23 million in 2013, compared to $2 million in 2012. The increase was mostly due to better results at our Japanese subsidiary NKKTubes.

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2012		2011

Tubes	10,023	93%	9,112	91%	10%
Others	811	7%	861	9%	(6%)

Total	10,834	100%	9,972	100%	9%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2012	2011

Seamless	2,676	2,613	2%
Welded	1,188	1,134	5%

Total	3,864	3,747	3%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2012	2011
Net sales
- North America	4,954	4,061	22%
- South America	2,305	2,080	11%
- Europe	1,042	1,057	(1%)
- Middle East & Africa	1,247	1,331	(6%)
- Far East & Oceania	476	584	(19%)

Total net sales	10,023	9,112	10%
Operating income	2,252	1,702	32%
Operating income (% of sales)	22.5%	18.7%

Net sales of tubular products and services increased 10% to $10,023 million in 2012, compared to $9,112 million in 2011, reflecting a 3% increase in volumes and a 7% increase in average selling prices, driven by an improvement in the mix of products which offset the impact of lower prices in less differentiated products. In North America, the increase in sales was mainly driven by higher liquids drilling activity, together with a recovery in activity in the Gulf of Mexico and higher drilling activity in Mexico. In South America, sales increased led by higher demand from offshore projects in Brazil and increasing activity levels in Argentina, which more than offset lower demand in the Andean region. In Europe, we had higher sales of OCTG products in the North Sea and Romania due to higher oil and gas drilling activity, which were offset by lower demand for mechanical products. In the Middle East and Africa, sales decreased mainly due to lower shipments of line pipe products and lower selling prices. In the Far East and Oceania, sales decreased mainly due to lower shipments of OCTG products to China and Indonesia, partially offset by higher shipments to regional hydrocarbon process industry, or HPI, projects.

Operating income from tubular products and services increased 32% to $2,252 million in 2012, from $1,702 million in 2011. The increase in the operating income was mainly driven by a 10% increase in sales and a higher operating margin (22.5% in 2012 vs. 18.7% in 2011). Our operating margin increased in 2012 due to an increase in average selling prices, lower raw material costs and operating efficiency improvements.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2012	2011

Net sales	811	861	(6%)
Operating income	105	143	(27%)
Operating income (% of sales)	12.9%	16.6%

Net sales of other products and services decreased 6% to $811 million in 2012, compared to $861 million in 2011, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales of sucker rods.

Operating income from other products and services decreased 27% to $105 million in 2012, from $143 million in 2011, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 17.4% in 2012 compared to 18.6% in 2011, mainly due to the better absorption of fixed and semi-fixed expenses on higher sales.

Other operating income and expenses, net resulted in income of $44 million in 2012, compared to income of $5 million in 2011. This significant increase is attributable to a $49 million judgment that Confab, our Brazilian subsidiary, collected in 2012, from the Brazilian government, representing interest and monetary adjustment over a tax benefit obtained in 1991.

Financial results amounted to a loss of $50 million in 2012, compared to a loss of $10 million in 2011. Net interest expenses totaled $22 million in 2012, compared to $22 million in 2011, which included $5 million in losses on interest rate swaps in 2011 and none in 2012. Excluding the effect of interest rate swaps in 2011, net interest expenses increased during 2012, mainly due to an increase in net debt of $595 million (mainly due to $700 million syndicated loans taken to finance investments in Brazil), partially offset by lower cost of debt. Other financial results generated a loss of $28 million in 2012, compared to a gain of $11 million during 2011. These results largely reflect gains and losses on net foreign exchange transactions ($11 million loss in 2012 compared with $65 million gain in 2011) and the fair value of derivative instruments ($3 million loss in 2012 compared with $49 million loss in 2011) and are to a large extent offset by changes to our net equity position. These results are mainly attributable to variations in the exchange rates between the U.S. dollar and the Brazilian real, Argentine peso and Mexican peso.

Equity in earnings (losses) of associated companies generated a loss of $63 million in 2012, compared to a gain of $62 million in 2011. During 2012 we recorded impairment charges amounting to $74 million on our investment in Usiminas, reflecting changes to the operating environment in Brazil, particularly in relation to Usiminas’ mining projects. In addition, the $275 million impairment charge recorded by Ternium in 2012 on its investment in Usiminas had, indirectly, a negative impact on our 11.5% participation in Ternium.

Income tax charges totaled $542 million in 2012, equivalent to 23.5% of income before equity in earnings of associated companies and income tax, compared to $475 million in 2011, equivalent to 25.9% of income before equity in earnings of associated companies and income tax.

Income for the year increased to $1,702 million in 2012, compared to $1,421 million in 2011, mainly reflecting higher operating results, partially offset by losses from associated companies.

Income attributable to owners of the parent was $1,699 million, or $1.44 per share ($2.88 per ADS), in 2012, compared to $1,332 million, or $1.13 per share ($2.26 per ADS) in 2011.

Income attributable to non-controlling interest was $2 million in 2012, compared to $90 million in 2011, as during the second quarter of 2012, we acquired all the non-controlling interests in Confab, which thereby became our wholly-owned subsidiary.

B.	Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2013	2012	2011
Net cash provided by operating activities	2,355	1,860	1,283
Net cash used in investing activities	(1,287)	(1,484)	(603)
Net cash used in financing activities	(1,217)	(426)	(668)

(Decrease)/Increase in cash and cash equivalents	(149)	(49)	12

Cash and cash equivalents at the beginning of year (excluding overdrafts)	773	815	820
Effect of exchange rate changes	(26)	7	(18)
(Decrease)/Increase in cash and cash equivalents	(149)	(49)	12

Cash and cash equivalents at the end of year (excluding overdrafts)	598	773	815

Cash and cash equivalents at the end of year (excluding overdrafts)	598	773	815
Bank overdrafts	16	56	9
Other investments	1,227	644	431
Borrowings	(931)	(1,744)	(931)

Net cash / (debt)	911	(271)	324

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2013 we generated $2.4 billion of operating cash flow, our capital expenditures amounted to $753 million and we paid dividends amounting to $508 million. During 2013 we reduced our financial liabilities ($931 million at year end, compared to $1,744 million at the beginning of the year) and increased our financial assets ($1,842 million at year end, compared to $1,473 million at the beginning of the year), arriving at the end of the year to a net cash position of $911 million, compared to a net debt position of $271 million at the beginning of the year.

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

At December 31, 2013, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 11.6% of total assets compared to 9.2% at the end of 2012.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2013, U.S. dollar denominated liquid assets represented 76%, of total liquid financial assets compared to 79% at the end of 2012.

Fiscal Year Ended December 31, 2013, Compared to Fiscal Year Ended December 31, 2012

Operating activities

Net cash provided by operations during 2013 was $2.4 billion, compared to $1.9 billion during 2012. This 27% increase was mainly attributable to a reduction in working capital needs. During 2013 working capital decreased $189 million, while during 2012 it increased $303 million. The main yearly variations were related to a decline in inventories and trade receivables during 2013 ($288 million and $130 million, respectively), following the decline in sales and prices of raw materials, compared to an increase in inventories and trade receivables during 2012 ($175 million and $167 million, respectively). For more information on cash flow disclosures and changes to working capital, see note 28 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $1.3 billion in 2013, compared to $1.5 billion in 2012. With capital expenditures amounting to $753 million in 2013 compared to $790 million in 2012, the reduction was mainly due to the lack of investments in subsidiaries and associated companies during 2013, while in 2012 we invested $511 million, mainly for the acquisition of a participation in Usiminas for a total consideration of $505 million.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $1.2 billion in 2013, compared to $426 million in 2012.

Dividends paid during 2013 amounted to $508 million, compared to $449 million in 2012.

Investments in non-controlling interest amounted to $8 million in 2013, compared to $759 million in 2012, when we acquired the remaining non-controlling interests in Confab.

Net repayments of borrowings (repayments less proceeds) totaled $683 million in 2013, compared to net proceeds from borrowings of $783 million in 2012, when we took borrowings to finance the acquisition of our participation in Usiminas and the remaining non-controlling interests in Confab.

Our total liabilities to total assets ratio was 0.22:1 as of December 31, 2013 compared to 0.28:1 as of December 31, 2012.

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011

Operating activities

Net cash provided by operations during 2012 was $1,860 million, compared to $1,283 million during 2011. This 45% increase was mainly attributable to higher operating results and lower investments in working capital, partially offset by higher income tax payments. Working capital increased by $303 million during 2012, compared with an increase of $650 million in 2011, reflecting more stable values of our inventories and trade receivables, following a more gradual growth of sales, 9% in 2012, compared to 29% in 2011.

Investing activities

Net cash used in investing activities in 2012 was $1,484 million, compared to $603 million in 2011. The increase was due to:

•	higher investments in acquisition of subsidiaries and associated companies ($511 million in 2012, compared to $9 million in 2011), as in 2012 we acquired a participation in Usiminas for a total consideration of $505 million;

•	an increase in investments in short term securities of $214 million in 2012, while in 2011 we reduced our short term investments by $245 million, partially offset by lower capital expenditures, $790 million in 2012, compared to $863 million in 2011, as we have already completed most of the investments at our small diameter rolling mill at our Veracruz facility in Mexico.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $426 million in 2012, compared to $668 million in 2011.

Dividends paid during 2012 amounted to $449 million, compared to $401 million in 2011.

Investments in non-controlling interest amounted to $759 million in 2012, compared to $17 million in 2011, as in 2012 we acquired the remaining non-controlling interests in Confab.

Net proceeds from borrowings (proceeds less repayments) totaled $783 million in 2012, compared to net repayments of borrowings of $227 million in 2011, as a result of borrowings under two syndicated loan agreements used to finance the acquisition of our participation in Usiminas and the remaining non-controlling interests in Confab.

Our total liabilities to total assets ratio was 0.28:1 as of December 31, 2012 and 0.25:1 as of December 31, 2011.

Principal Sources of Funding

During 2013, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2013, borrowings decreased by $813 million, to $931 million at December 31, 2013, from $1,744 million at December 31, 2012.

Borrowings consist mainly of bank loans, including syndicated loans. As of December 31, 2013 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 68% of total borrowings. Additionally, unhedged Argentine peso denominated debt represented 26% of total borrowings as of December 31, 2013.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2013 and 2012:

Millions of U.S. dollars	2013	2012

Bank borrowings	913	1,686
Bank overdrafts	16	56
Finance lease liabilities	2	2

Total borrowings	931	1,744

Our weighted average interest rates before tax (considering hedge accounting) amounted to 7.5% at December 31, 2013 and to 2.6% at December 31, 2012. The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, Argentine peso-denominated debt which carries a higher interest rate. This represented 26% of total borrowings as of December 31, 2013 and 3% as of December 31, 2012. Tenaris estimates that the impact of the Argentine peso devaluation on the Argentine peso-denominated debt balance during 2013 represented a 7.05% reduction in its weighted average interest rate before tax. This impact is recorded under net foreign exchange results in Other Financial Results.

The maturity of our financial debt is as follows:

Millions of U.S. dollars At December 31, 2013	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	685	99	92	46	7	2	931
Interests to be accrued	27	7	4	1	—	—	39

Total	711	107	96	47	7	2	970

Our current borrowings to total borrowings ratio increased from 0.69:1 as of December 31, 2012 to 0.74:1 as of December 31, 2013.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2013 were as follows:

Millions of U.S. dollars Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2013	Tamsa	Bank loans	420	2014
Mainly 2013	Siderca	Bank loans	217	Mainly 2014
January 2012	Confab	Syndicated	193	January 2017(**)

(**)	The main covenants in these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments.

As of December 31, 2013, Tenaris was in compliance with all of its financial and other covenants.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4.B. “Information on the Company – Business Overview – Research and Development”.

D.	Trend Information

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. NGLs prices have traditionally been established in relation to international oil prices, particularly in the largest NGLs markets in Asia.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration is OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in balancing the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

With the onset of the global economic and financial crisis and its impact on global consumption of oil and gas, oil and gas prices collapsed in the second half of 2008, after four years of persistently high oil and gas prices that encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. Since 2009, global oil prices have risen from their low of $30 per barrel and, in the last two years, have stabilized in the range of $100-$120 per barrel as global oil demand, led by increased consumption in non-OECD countries, has risen along with non-OPEC supply and OPEC producers have managed the balance of supply by adjusting their production output.

North American gas prices, however, have remained low following the crisis (less than $6 per million BTU) and reached a low of $2 per million BTU in April 2012 as increases in production, primarily from productive shale gas deposits, exceeded increases in consumption putting pressure on gas storage capacity. Prices have since risen and, following a particularly cold winter season in 2013/2014, in which inventories were drawn down below the five year average, have reached $4.50 per million BTU. Low prices are encouraging investment in gas consuming industrial facilities and higher consumption is expected through coal to gas switching for electric power production particularly with new regulations which could force the retirement of older coal-based generating units. Additionally, facilities which had been originally designed to import NGLs into the United States are being converted into export facilities to take advantage of low prices to export NGLs from the United States.

Drilling activity in the United States and Canada, following the decrease in 2009, recovered in 2010 and 2011, stayed flat in 2012 and declined in 2013, although lower rig counts were largely offset by drilling efficiencies (higher number of wells drilled per rig). In the rest of the world, there has been steady increase in drilling activity led by gas drilling in the Middle East and offshore drilling.

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

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia, Syria and up to June 2012 Iraq) and Worldwide, as published by Baker Hughes Inc., for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2013	2012	2011	2010	2009
International(*)	1,212	1,165	1,139	1,069	974
Canada	355	365	423	351	221
United States	1,761	1,919	1,875	1,541	1,086

Worldwide	3,328	3,449	3,437	2,961	2,281

(*)	International rig count excludes Iraq (published since June 2012) and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2013	2012	2011	2010
International(*)	4%	2%	7%	10%
Canada	(3%)	(14%)	21%	59%
United States	(8%)	2%	22%	42%

Worldwide	(4%)	0%	16%	30%

(*)	International rig count excludes Iraq (published since June 2012) and Syria (discontinued in February 2013).

E.	Off-Balance Sheet Arrangements

We do not use “off-balance sheet arrangements” as such term is defined by applicable SEC rules. However, we do have various off-balance sheet commitments, as described in note 26 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2013, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Borrowings	685	99	92	46	7	2	931
Interest to be accrued (*)	27	7	4	1	—	—	39
Purchase commitments	345	447	—	—	—	—	792

Total contractual obligations and commitments	1,057	553	96	47	7	2	1,762

(*)	Includes the effect of hedge accounting.

Purchase commitments as of December 31, 2013, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America, amounting to $556 million, and various contracts regarding the installation of our new greenfield seamless mill in Bay City, Texas, amounting to $236 million. For more information on our purchase commitments see note 26 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

G.	Recent Developments

Annual Dividend Proposal

On February 20, 2014 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. Our audited consolidated financial statements included in this annual report do not reflect this dividend payable.

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

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2013

Roberto Bonatti(1)	Director	President of San Faustin	11	64
Carlos Condorelli	Director	Director of Tenaris and Ternium	7	62

Carlos Franck	Director	President of Santa María	11	63
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	9	74

Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	11	65

Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	12	61

Jaime Serra Puche	Director	Chairman of SAI Consultores	11	62

Alberto Valsecchi	Director	Director of Tenaris	6	69
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A.	11	71
Guillermo Vogel	Director	Vice chairman of Tamsa	11	63

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group, he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

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

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.à r.l., and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is a member of the board of directors of Petrobras Energia. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is the president of Assolombarda and the chairman of the board of the Italian Institute of Technology. He is a member of the Advisory Board of Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company’s board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

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

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors. He is the vice chairman of Tamsa, the chairman of Grupo Collado and Exportaciones IM Promoción and a member of the board of directors of each of Alfa, the American Iron and Steel Institute, the Universidad Panamericana – IPADE, SANLUIS Corporación, Canacero, Estilo y Vanidad, Innovare, Novopharm, Corporación Mexicana de Inversiones de Capital and the European Network Business Solutions. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

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

Our independent auditor for the fiscal year ended December 31, 2013, appointed by the shareholders’ meeting held on May 2, 2013, was PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2013
Paolo Rocca	Chairman and Chief Executive Officer	61
Edgardo Carlos	Chief Financial Officer	47
Gabriel Casanova	Supply Chain Director	55
Alejandro Lammertyn	Planning Director	48
Carlos Pappier	Chief Process and Information Officer	52
Marco Radnic	Human Resources Director	64
Marcelo Ramos	Technology Director	50
Vincenzo Crapanzano	Industrial Director	61
Germán Curá	North American Area Manager	51
Sergio de la Maza	Central American Area Manager	57
Renato Catallini	Brazilian Area Manager	47
Javier Martínez Alvarez	Southern Cone Area Manager	47
Gabriel Podskubka	Eastern Hemisphere Area Manager	40
Luca Zanotti	European Area Manager	46

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation N.V. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer, a position that he assumed on July 1, 2013. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

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

Alejandro Lammertyn. Mr. Lammertyn currently serves as our planning director, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

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

Marco Radnic. Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held various positions in the technical departments of Siderca and other companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

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

Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of API. He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.

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

Renato Catallini. Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

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

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2013 a fee of $80,000. The chairman of the audit committee received as additional compensation a fee of $60,000 while the other members of the audit committee received an additional fee of $50,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2013, 2012 and 2011, the cash compensation of directors and senior managers amounted to $28.1 million, $24.1 million and $25.7 million respectively. In addition, directors and senior managers received 534, 542 and 555 thousand units for a total amount of $5.6 million, $5.2 million and $4.9 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits – Other long term benefits” to our audited consolidated financial statements included in this annual report.

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

The Company’s board of directors has an audit committee consisting of three members. On May 2, 2013, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

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

D.	Employees

The following table shows the number of persons employed by Tenaris:

At December 31, 2013

Argentina	6,379
Mexico	5,290
United States	3,449
Brazil	3,309
Italy	2,352
Romania	1,637
Canada	1,280
Indonesia	711
Colombia	627
Japan	565
Other Countries	1,226

Total employees	26,825

As of December 31, 2012 and December 31, 2011, the number of persons employed by Tenaris was 26,673 and 26,980, respectively.

The number of our employees remained stable during 2013.

Approximately 55% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

E.	Share Ownership

To our knowledge, the total number of Shares (in the form of Shares or ADSs) beneficially owned by our directors and senior management as of March 31, 2014 was 1,401,103, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Carlos Pappier	500

Total	1,401,103

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

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

Identity of Person or Group	Number	Percent

San Faustin(1)	713,605,187	60.45%
Aberdeen Asset Management PLC(2)	126,122,194	10.68%
Directors and senior management as a group	1,401,103	0.12%
Public	339,408,346	28.75%

Total	1,180,536,830	100.00%

(1)	San Faustin owns all of its Shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	On January 24, 2014, Aberdeen Asset Management PLC filed a Schedule 13(G) with the SEC informing that, as of December 31, 2013, it is deemed to be the beneficial owner of 63,061,097 ADSs of Tenaris, (representing 126,122,194 Shares par value US$ 1.00 per Share), representing 10.68% of Tenaris’s issued and outstanding capital share and votes.

As of March 31, 2014, 129,045,046 ADSs (representing 258,090,092 Shares, or 22% of all issued and outstanding Shares of the Company), and there were 389 registered holders resident in the United States.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars done under a long term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $157 million in 2013, $163 million in 2012 and $78 million in 2011.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $50 million in 2013, $52 million in 2012 and $87 million in 2011.

•	Purchases of pig iron, DRI, scrap and other raw materials for use in the production of seamless pipes, which amounted to $0.2 million in 2013, $0.1 million in 2012 and $2.3 million in 2011.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $3 million in 2013 and $3 million in 2011.

In Brazil, in the ordinary course of business we purchase flat steel products for use in our welded steel pipe operations, from Usiminas, which became a related party in January 2012 after we acquired 5.0% of its shares with voting rights and 2.5% of the total share capital. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $110 million in 2013 and $193 million in 2012.

Additionally, in 2012 we bought ferroalloys amounting to $35 million from Exiros B.V., in which the Company has a 50% share ownership.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $27 million in 2013, $34 million in 2012 and $28 million in 2011.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $12 million in 2013, $10 million in 2012 and $14 million in 2011.

Purchase Agency Services

Exiros, in which we have a 50% share ownership and Ternium has the remaining 50% share ownership, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $38 million in 2012 and $39 million in 2011. Starting on January 1, 2013, and in connection with an amendment to Exiros shareholders’ agreement, the Company began to consolidate Exiros’s assets, liabilities, revenues and expenses in relation to its interest in the joint operation.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $3 million in 2013, $8 million in 2012 and $15 million in 2011.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1 million in 2013, $1 million in 2012 and $1 million in 2011.

Litoral Gas’s sales to Tenaris totaled $2 million in 2013, $2 million in 2012 and $2 million in 2011.

Energy Consulting Services’s sales to Tenaris totaled $7 million in 2013 and $2 million in 2012.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $94 million in 2013, $79 million in 2012 and $101 million in 2011.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $104 million in 2013, $78 million in 2012 and $110 million in 2011.

Sales of Other Products and Services

We also enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•	We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $3 million in 2013, $4 million in 2012 and $5 million in 2011.

•	We used to provide administrative services to Exiros and other related parties. Sales of these services amounted to $2 million in 2012 and $2 million in 2011.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $14 million in 2013, $13 million in 2012 and $12 million in 2011.

Other Transactions

We contracted pipe coating services from Socotherm Brasil S.A. (an associated company in which we currently hold 50% of the share capital and expect to own the remaining 50% in 2014), for an amount of $42 million in 2013, $60 million in 2012 and $37 million in 2011.

We purchased welded steel pipes from Ternium, amounting to $1 million in 2011, which were sold by Tamsa as part of major projects.

We entered into various contracts with Tenova S.p.A. (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $4 million in 2013, $10 million in 2012 and $10 million in 2011.

We sold industrial equipment to companies controlled by San Faustin for an amount of $15 million in 2013 and $4 million in 2012.

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

Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in their financial statements are adequate based upon available information at the date of their preparation. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

Outstanding Legal Proceedings

Set forth below is a description of Tenaris’s ongoing legal proceedings which may have significant effects on its financial position:

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

CSN Lawsuit Seeking Tender Offer to Minority Holders of Usiminas Ordinary Shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. There are currently no estimates as to when the court of appeals will issue its judgment. Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in the audited consolidated financial statements included in this annual report.

Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. As of March 31, 2014, the assessment is for an estimated amount of EUR282 million (approximately $388 million), comprising EUR76 million (approximately $105 million) in principal and EUR205 million (approximately $283 million) in interest and penalties. The hearing on this appeal was held on October 18, 2013. On December 24, 2013 the company received a new tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. On February 20, 2014, the company filed an appeal to the 2008 assessment with the tax court in Milan. This second assessment is for an estimated amount, as of March 31, 2014, of EUR248 million (approximately $342 million), comprising EUR67 million (approximately $92 million) in principal and EUR181 million (approximately $249 million) in interest and penalties.

In February 2014, the tax court in Milan issued its decision on the first tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount from approximately EUR282 million (approximately $388 million) to approximately EUR 9 million (approximately $12 million), including principal, interest and penalties. Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in a material obligation.

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

The following table shows the dividends approved by the Company’s shareholders since 2008:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
June 4, 2008	449	0.38	0.76	November 2007	June 2008
June 3, 2009	508	0.43	0.86	November 2008	June 2009
June 2, 2010	401	0.34	0.68	November 2009	June 2010
June 1, 2011	401	0.34	0.68	November 2010	June 2011
May 2, 2012	449	0.38	0.76	November 2011	May 2012
May 2, 2013	508	0.43	0.86	November 2012	May 2013

On February 20, 2014 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2013, the Company’s legal reserve represented 10% of its share capital.

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

As of March 31, 2014, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2014, a total of 258,090,092 Shares were registered in the name of the depositary for the Company’s ADR program. March 2014, month end closing sale price for the ADSs on the NYSE was $44.25, the closing sale price of the Shares on the Italian Stock Exchange was Euro 16.01, on the Buenos Aires Stock Exchange was ARS 225.00 and on the Mexico Stock Exchange was Mexican pesos 297.00.

New York Stock Exchange

As of March 31, 2014, a total of 129,045,046 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. For the year ended December 31, 2013, Deutsche Bank Trust Company Americas acted as the Company’s depositary for issuing ADS evidencing Shares. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2009	High	Low
Full year	42.93	15.10
	Price per ADS
2010	High	Low
Full year	49.09	33.50
	Price per ADS
2011	High	Low
Full year	50.79	24.08
	Price per ADS
2012	High	Low
First quarter	42.16	37.89
Second quarter	39.52	30.50
Third quarter	44.51	34.50
Fourth quarter	42.42	36.19
Full year	44.51	30.50
	Price per ADS
2013	High	Low
First quarter	42.80	39.64
Second quarter	44.49	38.78
Third quarter	49.44	41.04
Fourth quarter	48.50	42.63
Full year	49.44	38.78

	Price per ADS
Last Six Months	High	Low
October 2013	48.50	45.19
November 2013	47.79	44.00
December 2013	44.16	42.63
January 2014	46.26	41.39
February 2014	47.36	41.30
March 2014	44.25	40.95

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2009	High	Low
Full year	15.04	5.97
	Price per Share
2010	High	Low
Full year	18.65	13.04
	Price per Share
2011	High	Low
Full year	18.51	9.06
	Price per Share
2012	High	Low
First quarter	15.94	14.30
Second quarter	14.68	12.10
Third quarter	17.02	14.06
Fourth quarter	16.32	14.20
Full year	17.02	12.10
	Price per Share
2013	High	Low
First quarter	16.24	14.76
Second quarter	16.89	14.72
Third quarter	18.44	15.67
Fourth quarter	17.67	15.44
Full year	18.44	14.72
	Price per Share
Last Six Months	High	Low
October 2013	17.65	16.70
November 2013	17.67	16.11
December 2013	16.33	15.44
January 2014	17.00	15.28
February 2014	17.16	15.09
March 2014	16.01	14.80

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

	Price per Share
2009	High	Low
Full year	80.70	28.47
	Price per Share
2010	High	Low
Full year	98.60	65.86
	Price per Share
2011	High	Low
Full year	108.00	56.75
	Price per Share
2012	High	Low
First quarter	105.00	90.00
Second quarter	115.00	95.00
Third quarter	141.00	115.20
Fourth quarter	140.00	121.00
Full year	141.00	90.00
	Price per Share
2013	High	Low
First quarter	173.80	141.70
Second quarter	208.00	155.10
Third quarter	229.00	156.60
Fourth quarter	226.40	180.50
Full year	229.00	141.70
	Price per Share
Last Six Months	High	Low
October 2013	226.40	205.00
November 2013	220.50	188.80
December 2013	193.50	180.50
January 2014	268.00	190.00
February 2014	273.00	213.00
March 2014	225.00	213.50

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

	Price per Share
2009	High	Low
Full year	281.77	122.44
	Price per Share
2010	High	Low
Full year	305.00	218.82
	Price per Share
2011	High	Low
Full year	365.00	160.60
	Price per Share
2012	High	Low
First quarter	273.50	248.30
Second quarter	253.03	223.01
Third quarter	274.23	239.15
Fourth quarter	268.40	244.91
Full year	274.23	223.01
	Price per Share
2013	High	Low
First quarter	268.83	254.88
Second quarter	272.22	245.34
Third quarter	316.90	301.00
Fourth quarter	311.50	279.12
Full year	316.90	245.34
	Price per Share
Last Six Months	High	Low
October 2013	310.50	310.50
November 2013	311.50	311.50
December 2013	290.80	279.12
January 2014	310.29	289.99
February 2014	309.00	273.42
March 2014	297.00	276.19

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

See Item 9.A. “The Offer and Listing – Offer and Listing Details”.

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

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2014, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2013. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements included in this annual report will take place in Luxembourg, on Wednesday May 7, 2014 at 9:30 A.M., Luxembourg time.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

A description of the items of the agenda of the meeting is incorporated by reference to the sections titled “Annual General Meeting of Shareholders to be held on 7 May, 2014” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2014, (File No. 001-31518 14736250).

A description of the procedures for attending and voting at the meeting is incorporated by reference to “Holders of Shares: procedures for attending and voting at the Meeting” and “Holders of ADRs: procedures for voting at the Meeting” the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2014, (File No. 001-31518 14736250).

Holders of Shares deposited in fungible securities accounts have the same rights and obligations as holders of Shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of Shares held on the applicable record date for such meeting. See section titled “Holders of Shares: procedures for attending and voting at the Meeting” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2014, (File No. 001-31518 14736250), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section titled “Holders of ADRs: procedures for voting at the Meeting” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2014, (File No. 001-31518 14736250), which is incorporated by reference herein.

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

BNP Paribas Securities Services (Luxembourg branch) maintains the Company’s share register.

Repurchase of Company Shares

The Company may repurchase its own Shares in the cases and subject to the conditions set by the Luxembourg Companies Law and, in the case of acquisitions of Shares or ADSs made through a stock exchange in which Shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for more information on the authorization granted by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase Shares of the Company, including Shares represented by ADSs.

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

Argentina

As of December 31, 2013, approximately 7% of Tenaris’s consolidated net assets were located in Argentina. Since 2002, the Argentine government has maintained a “dirty” flotation of the Argentine peso/U.S.-dollar exchange rate, through frequent interventions in the market. For example, the Argentine peso has recently been subject to a devaluation of approximately 23% during January 2014. In addition, the government has imposed foreign exchange restrictions affecting the free flow of capital. These restrictions have proven to change frequently, driven mainly by the need of the government to control the volatility of the foreign exchange rate and to try to impede the flight of capital from Argentina. Since October 2011, the government has significantly raised the restrictions on the purchase of foreign currencies and transfers made abroad, mainly for investment and saving purposes, and in 2012, it reduced drastically the timeframe for repatriating the proceeds from the exports of goods and services into Argentina. The most relevant restrictions on foreign exchange transactions that may affect Tenaris are described below.

Investments in foreign currency

As from July 2012, the Central Bank banned purchases of foreign currency for investment and saving purposes. Until that date, Tenaris’s Argentine subsidiaries were entitled to transfer abroad up to $2,000,000 per month, subject to clearance by the Argentine tax authorities. In January 2014, these restrictions were eased with respect to individuals only, who are now allowed to purchase foreign currency in very limited amounts.

Exports of Goods and Services

All proceeds from exports of goods and services must be repatriated and converted into Argentine pesos within the timeframes provided in the applicable regulations. In April 2012, timeframes were drastically shortened by the government. For most sales made by Tenaris’s Argentine subsidiaries, timeframes were shortened to 30 days from the shipment date.

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. Notwithstanding the foregoing, Tenaris’s Argentine subsidiaries have not suffered significant delays in obtaining the necessary approvals for its imports of raw materials and equipments during 2013.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers are conditioned upon the receipt of prior approval by the Argentine tax authorities. In addition, since April 2012, when the beneficiary of the payment is an affiliate of the payer, or if such beneficiary or its bank account is located in a jurisdiction that is deemed non-cooperative for tax transparency purposes under Argentine law, the remittance is subject to prior Central Bank approval. Approvals are discretionary and the approval process has proven to be lengthy. Since April 2012, we have not been able to make any material payment of royalties to our affiliates abroad. If restrictions on such payments continue and we are not able to make payments of royalties abroad, our capacity to produce certain products in Argentina could be limited.

Dividends and other distributions

Since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. In addition, since mid-2012, Argentine authorities have applied limitations on remittances of dividends and other cash distributions from Argentina to abroad.

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

For additional information regarding factors affecting the Argentine economy, see Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal years ending 2013 and 2014 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of Shares or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such Shares or ADSs if such holder has (together with his or her spouse, registered partner and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of Shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which Shares or ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such Shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the Shares or ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

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

Luxembourg Holders

With the exception of Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporate tax, must include the distributions paid on the Shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen or long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs),

•	a person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. In certain circumstances, if you have held Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, the Shares or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

For the year ended December 31, 2013, the Company’s depositories for issuing ADSs evidencing Shares were: (i) The Bank of New York Mellon (until March 13, 2013) and (ii) Deutsche Bank Trust Company Americas (from March 13, 2013 to the date hereof). During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2013 and 2012 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2013	Expected maturity date
	2014	2015	2016	2017	2018	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	16	8	1	1	1	27
Floating rate	—	85	83	45	6	0	219

Current Debt
Fixed rate	616	—	—	—	—	—	616
Floating rate	69	—	—	—	—	—	69

	685	101	91	46	7	1	931

At December 31, 2012	Expected maturity date
	2013	2014	2015	2016	2017	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	8	8	1	1	2	20
Floating rate	—	223	155	83	45	7	512

Current Debt
Fixed rate	758	—	—	—	—	—	758
Floating rate	453	—	—	—	—	—	453

	1,212	231	162	84	46	9	1,744

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

The weighted average interest rates before tax (calculated using the rates set for each instrument at year end, in its corresponding currency and considering derivative financial instruments designated for hedge accounting), amounted to 7.5% at December 31, 2013, compared to 2.6% at December 31, 2012. The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, Argentine peso-denominated debt which carries a higher interest rate. This represented 26% of total borrowings as of December 31, 2013, versus 3% as of December 31, 2012. Tenaris estimates that the impact of the Argentine peso devaluation on the Argentine peso-denominated debt balance during 2013 represented a 7.05% reduction on its weighted average interest rate before tax. This impact is recorded under net foreign exchange results in Other Financial Results.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2013 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 68% of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2013, we had variable interest rate debt of $288 million and fixed rate debt of $643 million ($616 million of the fixed rate debt is short-term). This risk is to a great extent mitigated by our investment portfolio.

We estimate that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $11 million in 2013 and $11 million in 2012.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. We estimate that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $4 million in 2013 and $6 million in 2012, partially offsetting the net losses to Tenaris’s borrowing costs.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2013, nor at December 31, 2012.

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. For example, a potential 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 3% in 2013.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2013.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(369)
Euro	U.S. dollar	(138)
U.S. dollar	Brazilian real	(51)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

Consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables, net of receivables, at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million as of December 31, 2013.

•	Euro / U.S. dollar

Consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.4 million as of December 31, 2013, which would have been to a large extent offset by changes to Tenaris’s net equity position.

Considering the balances held as of December 31, 2013 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.7 million (including a gain / loss of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.8 million.

Foreign Currency Derivative Contracts

The fair value of our foreign currency derivative contracts amounted to $1 million at December 31, 2013 and $4 million at December 31, 2012. For further detail on our foreign currency derivative contracts, please see note 25 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2013.

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

Fees payable by the Depositary to the Company

Fees incurred in 2013

For the year ended December 31, 2013, the Company did not receive any fees from The Bank of New York Mellon in connection with its role as Depositary during the period in which The Bank of New York Mellon acted as Depositary. For the year ended December 31, 2013, the Company received $2.5 million in fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary during the period starting March 13, 2013, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

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

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2013, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Management conducted its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2013, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, an independent registered public accounting firm, as stated in their report included herein. See “Consolidated Financial Statements – Report of Independent Registered Public Accounting Firm”.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at:

www.tenaris.com/en/aboutus/codeofconduct.aspx

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2013 and 2012, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2013 and 2012 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2013	2012
Audit Fees	5,723	5,446
Audit-Related Fees	143	335
Tax Fees	117	137
All Other Fees	51	32

Total	6,034	5,950

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

All Other Fees

Other fees paid to PwC include fees for the support in the assessment of processes and certifications.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2013 or 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2013, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

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

Standards for evaluating director independence

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board to express such an opinion. In addition, the definition of “independent” under the NYSE rules differ in some non-material respects from the definition contained in the Company’s articles of association. For information on our independent directors and the definition of “independent” under our articles of association see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors” and Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee.”

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

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity based compensation to our directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see Item 6.B. “Directors, Senior Management and Employees – Compensation”.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-57 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 2, 2012

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2014	TENARIS S.A.

	By	/s/ Edgardo Carlos
	Name:	Edgardo Carlos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 2, 2012

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2012 and 2011

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, Société coopérative	Luxembourg, April 30, 2014

Represented by

/s/ Mervyn R. Martins

Mervyn R. Martins

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31
	Notes	2013	2012	2011
			Revised
Continuing operations
Net sales	1	10,596,781	10,834,030	9,972,478
Cost of sales	2	(6,456,786)	(6,637,293)	(6,273,407)

Gross profit		4,139,995	4,196,737	3,699,071
Selling, general and administrative expenses	3	(1,941,213)	(1,883,789)	(1,859,240)
Other operating income	5	14,305	71,380	11,541
Other operating expenses	5	(28,257)	(27,721)	(6,491)

Operating income		2,184,830	2,356,607	1,844,881
Interest income	6	33,094	33,459	30,840
Interest expense	6	(70,450)	(55,507)	(52,407)
Other financial results	6	8,677	(28,056)	11,268

Income before equity in earnings of associated companies and income tax		2,156,151	2,306,503	1,834,582
Equity in earnings (losses) of associated companies	7	46,098	(63,206)	61,992

Income before income tax		2,202,249	2,243,297	1,896,574
Income tax	8	(627,877)	(541,558)	(475,370)

Income for the year		1,574,372	1,701,739	1,421,204

Attributable to:
Owners of the parent		1,551,394	1,699,375	1,331,640
Non-controlling interests		22,978	2,364	89,564

		1,574,372	1,701,739	1,421,204

Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		1.31	1.44	1.13
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		2.63	2.88	2.26

(*)	Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31
	2013	2012	2011
		Revised
Income for the year	1,574,372	1,701,739	1,421,204

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations, net of taxes	13,449	(9,728)	(19,781)

	13,449	(9,728)	(19,781)

Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(1,941)	(4,547)	(325,792)
Changes in the fair value of derivatives held as cash flow hedges and others	2,941	5,631	983
Share of other comprehensive income of associates:
- Currency translation adjustment	(87,666)	(108,480)	(42,684)
- Changes in the fair value of derivatives held as cash flow hedges and others	2,682	951	(155)
Income tax relating to components of other comprehensive income (*)	478	(618)	(2,231)

	(83,506)	(107,063)	(369,879)

Other comprehensive loss for the year, net of tax	(70,057)	(116,791)	(389,660)

Total comprehensive income for the year	1,504,315	1,584,948	1,031,544

Attributable to:
Owners of the parent	1,480,572	1,588,447	991,616
Non-controlling interests	23,743	(3,499)	39,928

	1,504,315	1,584,948	1,031,544

(*)	Relates to cash flow hedges.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2013		At December 31, 2012
	Notes			Revised
ASSETS
Non-current assets
Property, plant and equipment, net	10	4,673,767		4,434,970
Intangible assets, net	11	3,067,236		3,199,916
Investments in associated companies	12	912,758		977,011
Other investments	13	2,498		2,603
Deferred tax assets	21	197,159		215,867
Receivables	14	152,080	9,005,498	142,060	8,972,427

Current assets
Inventories	15	2,702,647		2,985,805
Receivables and prepayments	16	220,224		260,532
Current tax assets	17	156,191		175,562
Trade receivables	18	1,982,979		2,070,778
Available for sale assets	31	21,572		21,572
Other investments	19	1,227,330		644,409
Cash and cash equivalents	19	614,529	6,925,472	828,458	6,987,116

Total assets			15,930,970		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent			12,290,420		11,328,031
Non-controlling interests			179,446		171,561

Total equity			12,469,866		11,499,592

LIABILITIES
Non-current liabilities
Borrowings	20	246,218		532,407
Deferred tax liabilities	21	751,105		728,541
Other liabilities	22 (i)	277,257		302,444
Provisions	23 (ii)	66,795	1,341,375	67,185	1,630,577

Current liabilities
Borrowings	20	684,717		1,211,785
Current tax liabilities	17	266,760		254,603
Other liabilities	22 (ii)	250,997		318,828
Provisions	24 (ii)	25,715		26,958
Customer advances		56,911		134,010
Trade payables		834,629	2,119,729	883,190	2,829,374

Total liabilities			3,461,104		4,459,951

Total equity and liabilities			15,930,970		15,959,543

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total

Balance at December 31, 2012, revised (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	—	—	—	—	—	1,551,394	1,551,394	22,978	1,574,372

Currency translation adjustment	—	—	—	(2,247)	—	—	(2,247)	306	(1,941)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	13,449	—	13,449	—	13,449
Hedge reserve, net of tax	—	—	—	—	2,960	—	2,960	459	3,419
Share of other comprehensive income of associates	—	—	—	(87,666)	2,682	—	(84,984)	—	(84,984)

Other comprehensive (loss) income for the year	—	—	—	(89,913)	19,091	—	(70,822)	765	(70,057)

Total comprehensive income for the year	—	—	—	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315

Acquisition of non-controlling interests	—	—	—	—	(10,552)	—	(10,552)	2,784	(7,768)
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(18,642)	(526,273)

Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(*)	See section II.A. for changes in presentation due to the application of IAS19R.
(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2011, revised (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	—	—	—	—	—	1,699,375	1,699,375	2,364	1,701,739

Currency translation adjustment	—	—	—	2,421	—	—	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R					(9,664)		(9,664)	(64)	(9,728)
Hedge reserve, net of tax	—	—	—	—	3,925	—	3,925	1,088	5,013
Share of other comprehensive income of associates	—	—	—	(108,480)	870	—	(107,610)	81	(107,529)

Other comprehensive loss for the year	—	—	—	(106,059)	(4,869)	—	(110,928)	(5,863)	(116,791)

Total comprehensive income for the year	—	—	—	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948

Acquisition and increase of non-controlling interests (**)	—	—	—	—	(268,517)	—	(268,517)	(490,066)	(758,583)
Dividends paid in cash	—	—	—	—	—	(448,604)	(448,604)	(905)	(449,509)

Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2010	1,180,537	118,054	609,733	108,419	15,809	7,869,807	9,902,359	648,221	10,550,580
Effect of adopting IAS 19R	—	—	—	—	(30,618)	—	(30,618)	—	(30,618)

Balance at December 31, 2010, revised	1,180,537	118,054	609,733	108,419	(14,809)	7,869,807	9,871,741	648,221	10,519,962

Income for the year	—	—	—	—	—	1,331,640	1,331,640	89,564	1,421,204

Currency translation adjustment	—	—	—	(276,507)	—	—	(276,507)	(49,285)	(325,792)
Effect of adopting IAS 19R					(19,096)		(19,096)	(685)	(19,781)
Hedge reserve, net of tax	—	—	—	—	(1,582)	—	(1,582)	334	(1,248)
Share of other comprehensive income of associates	—	—	—	(42,684)	(155)	—	(42,839)	—	(42,839)

Other comprehensive loss for the year	—	—	—	(319,191)	(20,833)	—	(340,024)	(49,636)	(389,660)

Total comprehensive income for the year	—	—	—	(319,191)	(20,833)	1,331,640	991,616	39,928	1,031,544

Acquisition and increase of non-controlling interests	—	—	—	—	(1,930)	—	(1,930)	577	(1,353)
Treasury shares held by associated companies	—	—	—	—	(3,339)	—	(3,339)	—	(3,339)
Dividends paid in cash	—	—	—	—	—	(401,383)	(401,383)	(22,695)	(424,078)

Balance at December 31, 2011	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2012 and 2011 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(*)	See section II.A. for changes in presentation due to the application of IAS19R.
(**)	See Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31
	Notes	2013	2012	2011
			Revised
Cash flows from operating activities
Income for the year		1,574,372	1,701,739	1,421,204
Adjustments for:
Depreciation and amortization	10 & 11	610,054	567,654	554,345
Income tax accruals less payments	28(ii)	125,416	(160,951)	120,904
Equity in (earnings) losses of associated companies	7	(46,098)	63,206	(61,992)
Interest accruals less payments, net	28(iii)	(29,723)	(25,305)	(24,880)
Changes in provisions		(1,800)	(12,437)	(2,443)
Changes in working capital	28(i)	188,780	(303,012)	(649,640)
Other, including currency translation adjustment		(65,883)	29,519	(74,194)

Net cash provided by operating activities		2,355,118	1,860,413	1,283,304

Cash flows from investing activities
Capital expenditures	10 & 11	(753,498)	(789,731)	(862,658)
Acquisition of subsidiaries and associated companies	27	—	(510,825)	(9,418)
Proceeds from disposal of property, plant and equipment and intangible assets		33,186	8,012	6,431
Increase due to sale of associated company	12	—	3,140	—
Dividends received from associated companies	12	16,334	18,708	17,229
Changes in investments in short terms securities		(582,921)	(213,633)	245,448

Net cash used in investing activities		(1,286,899)	(1,484,329)	(602,968)

Cash flows from financing activities
Dividends paid	9	(507,631)	(448,604)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		(18,642)	(905)	(22,695)
Acquisitions of non-controlling interests	27	(7,768)	(758,583)	(16,606)
Proceeds from borrowings (*)		2,460,409	2,054,090	726,189
Repayments of borrowings (*)		(3,143,241)	(1,271,537)	(953,413)

Net cash used in financing activities		(1,216,873)	(425,539)	(667,908)

(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428

Movement in cash and cash equivalents
At the beginning of the year		772,656	815,032	820,165
Effect of exchange rate changes		(25,857)	7,079	(17,561)
(Decrease) / Increase in cash and cash equivalents		(148,654)	(49,455)	12,428

At December 31,	28(iv)	598,145	772,656	815,032

		At December 31,
		2013	2012	2011
Cash and cash equivalents
Cash and bank deposits	19	614,529	828,458	823,743
Bank overdrafts	20	(16,384)	(55,802)	(8,711)

		598,145	772,656	815,032

(*)	For 2013, these figures include approximately $2,160 million related to the renewal of short-term local facilities carried out during the year.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (Societé Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s board of directors on February 20, 2014.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively. As of December 31, 2010, the effect of these changes was a decrease of total equity of $30.6 million ($36.1 million in other long term liabilities net of a deferred income tax of $10.9 million and $5.4 million related to the adoption of IAS 19 in associated companies).

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

(1)	New and amended standards effective in 2013 and relevant for Tenaris

IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Statement of Other Comprehensive Income.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

A	Basis of presentation (Cont.)

(1)	New and amended standards effective in 2013 and relevant for Tenaris(Cont.)

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from past experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in the income statement.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations. Until December 31, 2012, Tenaris’ investment in Exiros B.V.(“Exiros”) was presented as an investment in associated companies. Starting on January 1, 2013, and in connection with an amendment in the shareholders’ agreement, the Company applied the provisions of IFRS 11 and began to recognize Exiros’s assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures. See section IIIC and D.

B	Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

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

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

B	Group accounting (Cont.)

(2)	Associates

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

At December 31, 2013, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in Associates”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

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

At December 31, 2013, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates”), see Note 27.

Tenaris reviews investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2013, 2012 and 2011, no impairment provisions were recorded on Tenaris’ investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, plus goodwill and intangible assets recognized. At December 31, 2013 no impairment provision was recorded. At December 31, 2012, an impairment charge was recorded on Tenaris’ investment in Usiminas. See Note 27.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

C	Segment information

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

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;

•	The sales of energy and surplus raw materials are considered as lower cost of goods sold, while under IFRS are considered as revenues.

•	Other timing and no significant differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographic location of the assets.

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

Except from the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

D	Foreign currency translation (Cont.)

(1)	Functional and presentation currency (Cont.)

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency.

•	Significant level of integration of the local operations within Tenaris’s international global distribution network.

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

•	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

The asset’s residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2013.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

F	Intangible assets (Cont.)

(3)	Licenses, patents, trademarks and proprietary technology (Cont.)

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2013 and 2012. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2013, 2012 and 2011 totaled $105.6 million, $83.0 million and $83.1 million, respectively.

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

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

G	Impairment of non financial assets (Cont.)

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

In 2013 and 2012, none of the Company’s CGUs including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

H	Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain fixed income financial instruments purchased by the Company since October 1, 2013 have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Financial Results in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” and their results are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I	Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2013, 2012 and 2011 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

N	Current and Deferred income tax (Cont.)

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

In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of December 31, 2013, the Company recorded an income tax provision of $39.9 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries.

O	Employee benefits

(1)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. As required by IAS 19, comparative figures have been adjusted to reflect the retrospective application.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

O	Employee benefits (Cont.)

(1)	Post employment benefits (Cont.)

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

•	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

•	Defined benefit employees’ retirement plan for certain Tenaris’s officers designed to provide post-retirement and other benefits. This unfunded plan provides defined benefits based on years of service and final average salary.

•	Funded retirement benefit plan held in the US to employees hired prior a certain date that considers the final average pay for retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

•	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

(2)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’ shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2013 and 2012, the outstanding liability corresponding to the Program amounts to $82.4 million and $68.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2013 and 2012, is $88.6 million and $71.9 million, respectively.

(3)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.3%, 2.2% and 1.3% as of December 31, 2013, 2012 and 2011, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

•	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries): The revenue recognition of the contracts follows the IAS 11 guidance, that means ,when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

S	Cost of sales and sales expenses

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

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

•	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: comprise certain fixed income financial instruments purchased by the Company since October 1, 2013 that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 31).

•	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2013.

A. Financial Risk Factors

(i)	Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2013, in comparison with 0.13 as of December 31, 2012. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2013 and 2012:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2013	2012
Argentine Peso / U.S. Dollar	(368,985)	(168,816)
Euro / U.S. Dollar	(137,599)	(117,370)
U.S. Dollar / Brazilian Real	(51,321)	(27,269)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

A.	Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

As of December 31, 2013 and 2012 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $1.7 million as of December 31, 2013 and 2012, respectively.

•	Euro / U.S. dollar

As of December 31, 2013 and 2012, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.4 million and $1.2 million as of December 31, 2013 and 2012, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2013 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.7 million (including a gain / loss of $0.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.8 million. For balances held as of December 31, 2012, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.7 million (including a loss / gain of $10.6 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.9 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2013		2012
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	643,005	69%	778,774	45%
Variable rate	287,930	31%	965,418	55%

Total (*)	930,935		1,744,192

(*)	As of December 31, 2013 approximately 65% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 30% of the total outstanding debt balance as of December 31, 2012.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2013 and $10.9 million in 2012.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $3.7 million in 2013 and $5.7 million in 2012, partially offsetting the net losses to Tenaris’s borrowing costs.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2013 and 2012 trade receivables amount to $1,983.0 million and $2,070.8 million respectively. Trade receivables have guarantees under credit insurance of $537.5 million and $539.3 million, letter of credit and other bank guarantees of $36.5 million and $100.3 million, and other guarantees of $55 million and $11.8 million as of December 31, 2013 and 2012 respectively.

As of December 31, 2013 and 2012 past due trade receivables amounted to $431.0 million and $392.8 million, respectively. Out of those amounts $147.9 million and $103.4 million are guaranteed trade receivables while $51.2 million and $29.1 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 98.1% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2013, in comparison with approximately 88.7% as of December 31, 2012.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2013, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 11.6 % of total assets at the end of 2013 compared to 9.2% at the end of 2012.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties compared to 2.1 million at the end of 2012.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2013 and 2012, U.S. dollar denominated liquid assets represented approximately 76% and 79% of total liquid financial assets respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	—	—	9,273
Trade receivables	—	1,982,979	—	1,982,979
Other receivables	—	105,950	—	105,950
Available for sale assets (See note 31)	—	—	21,572	21,572
Other investments	1,184,448	—	45,380	1,229,828
Cash and cash equivalents	614,529	—	—	614,529

Total	1,808,250	2,088,929	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	930,935	930,935
Derivative financial instruments	8,268	—	8,268
Trade and other payables (*)	—	869,933	869,933

Total	8,268	1,800,868	1,809,136

December 31, 2012	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	17,852	—	—	17,852
Trade receivables	—	2,070,778	—	2,070,778
Other receivables	—	157,614	—	157,614
Available for sale assets	—	—	21,572	21,572
Other investments	647,012	—	—	647,012
Cash and cash equivalents	828,458	—	—	828,458

Total	1,493,322	2,228,392	21,572	3,743,286

December 31, 2012	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	1,744,192	1,744,192
Derivative financial instruments	14,031	—	14,031
Trade and other payables (*)	—	926,764	926,764

Total	14,031	2,670,956	2,684,987

(*)	The maturity of most of trade payables is less than one year.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2013 and 2012.

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	—	—	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	—	9,273	—	9,273
Available for sale assets (*)	—	—	21,572	21,572

Total	1,480,911	370,221	24,070	1,875,202

Liabilities
Derivatives financial instruments	—	8,268	—	8,268

Total	—	8,268	—	8,268

December 31, 2012	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	828,458	—	—	828,458
Other investments	451,152	193,257	2,603	647,012
Derivatives financial instruments	—	17,852	—	17,852
Available for sale assets (*)	—	—	21,572	21,572

Total	1,279,610	211,109	24,175	1,514,894

Liabilities
Derivatives financial instruments	—	14,031	—	14,031

Total	—	14,031	—	14,031

(*)	For further detail regarding Available for sale assets, see Note 31.

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

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

C. Fair value hierarchy (Cont.)

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

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2013	2012
	Assets / Liabilities
At the beginning of the period	24,175	24,550
Loss for the year	—	(435)
Currency translation adjustment and others	(105)	60

At the end of the year	24,070	24,175

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.2% of its carrying amount including interests accrued in 2013 as compared with 101.1% in 2012. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.3% in the fair value of borrowings as of December 31, 2013 and 0.1% in 2012. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

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

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2013 and 2012, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $0.1 million credit and $2.9 million debit (see Note 25 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in equity are also shown in Note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
Management View - Net Sales	9,812,295	752,796	10,565,091
• Sales of energy, surplus raw materials and others	—	31,690	31,690

IFRS - Net Sales	9,812,295	784,486	10,596,781
Management View - Operating income	2,098,160	91,265	2,189,425
• Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
• Depreciation and amortization	711	(114)	597

IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)

Income before equity in earnings of associated companies and income tax			2,156,151

Equity in earnings of associated companies			46,098

Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
Management View - Net Sales	10,022,501	741,074	10,763,575
• Sales of energy, surplus raw materials and others	822	69,633	70,455

IFRS - Net Sales	10,023,323	810,707	10,834,030
Management View - Operating income	2,198,704	109,385	2,308,089
• Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
• Depreciation and amortization	111,509	(3,459)	108,050

IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)

Income before equity in earnings of associated companies and income tax			2,306,503
Equity in losses of associated companies			(63,206)

Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

Year ended December 31, 2011	Tubes	Other	Total
IFRS
Net Sales	9,111,691	860,787	9,972,478
Operating income	1,702,188	142,693	1,844,881
Financial income (expense), net			(10,299)

Income before equity in earnings of associated companies and income tax			1,834,582
Equity in earnings of associated companies			61,992

Income before income tax			1,896,574

Capital expenditures	849,362	13,296	862,658
Depreciation and amortization	538,921	15,424	554,345

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $276,388, $345,285 and $266,806 in 2013, 2012 and 2011, respectively.

Net income under Management view amounted to $ 1,495.5 million, while under IFRS amounted to $ 1,574.4 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in associated companies.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948		10,596,781
Total assets	8,130,799	3,150,000	2,561,557	562,206	592,065	934,343	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550		1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140		4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222		753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440		610,054

Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	—	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	—	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	—	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	—	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	—	567,654

Year ended December 31, 2011
Net sales	4,350,815	2,564,518	1,119,887	1,349,334	587,924	—	9,972,478
Total assets	7,226,605	3,373,855	2,396,443	522,926	651,986	691,820	14,863,635
Trade receivables	518,272	545,336	320,075	377,569	139,339	—	1,900,591
Property, plant and equipment, net	2,051,826	892,572	882,185	64,450	162,620	—	4,053,653
Capital expenditures	496,021	150,419	176,861	22,669	16,688	—	862,658
Depreciation and amortization	294,602	113,729	117,360	2,495	26,159	—	554,345

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway, Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates and; “Far East and Oceania” comprises principally China, Indonesia and Japan.

(*)	Includes Investments in associated companies and Available for sale assets for $21.6 million in 2013, 2012 and 2011 (see Note 12 and 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

2	Cost of sales

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Inventories at the beginning of the year	2,985,805	2,806,409	2,460,384
Plus: Charges of the period
Raw materials, energy, consumables and other	3,749,921	4,330,547	4,409,698
Increase in inventory due to business combinations	—	1,486	10,688
Services and fees	422,142	433,944	368,910
Labor cost	1,199,351	1,256,041	1,177,067
Depreciation of property, plant and equipment	368,507	333,466	312,601
Amortization of intangible assets	8,263	7,091	6,561
Maintenance expenses	202,338	260,274	220,240
Allowance for obsolescence	70,970	49,907	11,067
Taxes	4,956	6,793	4,958
Other	147,180	137,140	97,642

	6,173,628	6,816,689	6,619,432
Less: Inventories at the end of the year	(2,702,647)	(2,985,805)	(2,806,409)

	6,456,786	6,637,293	6,273,407

3	Selling, general and administrative expenses

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Services and fees	177,996	213,073	218,991
Labor cost	575,588	570,950	533,219
Depreciation of property, plant and equipment	19,132	15,023	12,400
Amortization of intangible assets	214,152	212,074	222,783
Commissions, freight and other selling expenses	600,239	550,611	545,228
Provisions for contingencies	31,429	21,163	35,847
Allowances for doubtful accounts	23,236	3,840	7,749
Taxes	170,659	170,582	148,912
Other	128,782	126,473	134,111

	1,941,213	1,883,789	1,859,240

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
Wages, salaries and social security costs	1,714,471	1,772,399	1,666,176
Employees’ service rescission indemnity (including those classified as defined contribution plans)	10,978	13,939	14,923
Pension benefits - defined benefit plans	32,112	20,808	10,300
Employee retention and long term incentive program	17,378	19,845	18,887

	1,774,939	1,826,991	1,710,286

At the year-end, the number of employees was 26,825 in 2013, 26,673 in 2012 and 26,980 in 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

5	Other operating items

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	148	49,495	695
Net income from other sales	10,663	12,314	5,510
Net rents	3,494	2,988	2,487
Other	—	6,583	2,849

	14,305	71,380	11,541

Other operating expenses
Contributions to welfare projects and non-profits organizations	21,147	22,226	4,341
Provisions for legal claims and contingencies	(2)	(668)	1,411
Loss on fixed assets and material supplies disposed / scrapped	39	227	48
Allowance for doubtful receivables	1,708	5,936	691
Other	5,365	—	—

	28,257	27,721	6,491

(*)	In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31
	2013	2012	2011
Interest income	33,094	33,459	30,840
Interest expense	(70,450)	(55,507)	(52,407)

Interest net	(37,356)	(22,048)	(21,567)
Net foreign exchange transaction results	37,179	(10,929)	65,365
Foreign exchange derivatives contracts results	4,414	(3,194)	(49,349)
Other	(32,916)	(13,933)	(4,748)

Other financial results	8,677	(28,056)	11,268

Net financial results	(28,679)	(50,104)	(10,299)

7	Equity in earnings (losses) of associated companies

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

From associated companies	46,098	4,545	61,992
Gain on sale of associated companies and others	—	5,899	—
Impairment loss on associated companies (see Note 27)	—	(73,650)	—

	46,098	(63,206)	61,992

8	Income tax

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011

Current tax	594,179	636,624	573,769
Deferred tax	33,698	(95,066)	(98,399)

	627,877	541,558	475,370

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

8	Income tax (Cont.)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31
(all amounts in thousands of U.S. dollars)	2013	2012	2011
Income before income tax	2,202,249	2,243,297	1,896,574

Tax calculated at the tax rate in each country	465,029	456,530	418,358
Non taxable income / Non deductible expenses	72,768	80,527	43,265
Changes in the tax rates	8,287	4,707	(7,736)
Effect of currency translation on tax base (*)	92,695	5,214	25,000
Utilization of previously unrecognized tax losses	(10,902)	(5,420)	(3,517)

Tax charge	627,877	541,558	475,370

(*)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9	Dividends distribution

On November 6, 2013, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153.5 million, on November 21, 2013, with an ex-dividend date of November 18, 2013.

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

10	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	—	(6,783)	(63,300)
Increase due to the consolidation of joint operations	—	—	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)

Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	—	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	—	458	18,521
Depreciation charge	43,469	317,242	25,678	—	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	—	(3,187)	8
Increase due to the consolidation of joint operations	—	—	392	—	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	—	(103)	(31,082)

Accumulated at the end of the year	373,304	5,131,501	197,555	—	14,444	5,716,804

At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Year ended December 31, 2012	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,311,786	7,149,005	287,202	318,297	40,822	9,107,112
Translation differences	(8,824)	877	(2,881)	(5,201)	38	(15,991)
Additions	29,000	14,765	3,121	693,729	6,313	746,928
Disposals / Consumptions	(1,513)	(57,128)	(6,927)	(58)	(4,060)	(69,686)
Increase due to business combinations	—	5,325	138	720	102	6,285
Transfers / Reclassifications	87,545	390,514	40,618	(517,593)	459	1,543

Values at the end of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191

Depreciation
Accumulated at the beginning of the year	293,438	4,580,997	164,292	—	14,732	5,053,459
Translation differences	(1,869)	396	(2,043)	—	247	(3,269)
Depreciation charge	39,082	282,375	25,702	—	1,330	348,489
Transfers / Reclassifications	1,256	831	(754)	—	(377)	956
Disposals / Consumptions	(101)	(53,274)	(5,028)	—	(11)	(58,414)

Accumulated at the end of the year	331,806	4,811,325	182,169	—	15,921	5,341,221

At December 31, 2012	1,086,188	2,692,033	139,102	489,894	27,753	4,434,970

Property, plant and equipment include capitalized interests for net amounts at December 31, 2013 and 2012 of $3,782 and $4,038 (there were no capitalized interests during the years 2013 and 2012)), respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

11	Intangible assets, net

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	—	(1,281)
Additions	85,974	655	—	—	86,629
Transfers / Reclassifications	5,820	(1,249)	—	—	4,571
Disposals	(468)	(419)	(252)	—	(1,139)

Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	—	—	—	(779)
Amortization charge	31,104	30,237	—	161,074	222,415
Disposals	(171)	—	—	—	(171)
Transfers / Reclassifications	1,231	(1,236)	—	—	(5)

Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269

At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

Year ended December 31, 2012	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	268,237	495,417	2,146,243	2,059,946	4,969,843
Translation differences	(1,277)	(78)	73	—	(1,282)
Additions	42,762	41	—	—	42,803
Transfers / Reclassifications	874	(1,558)	—	—	(684)
Increase due to business combinations	11	—	1,117	—	1,128
Disposals	(83)	—	—	—	(83)

Values at the end of the year	310,524	493,822	2,147,433	2,059,946	5,011,725

Amortization
Accumulated at the beginning of the year	191,571	243,580	340,488	818,274	1,593,913
Translation differences	(827)	(242)	—	—	(1,069)
Amortization charge	27,808	30,284	—	161,073	219,165
Disposals	(103)	—	—	—	(103)
Transfers / Reclassifications	82	(179)	—	—	(97)

Accumulated at the end of the year	218,531	273,443	340,488	979,347	1,811,809

At December 31, 2012	91,993	220,379	1,806,945	1,080,599	3,199,916

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2013 was $1,614.5 million for North America, $189.4 million for South America $2.2 million for Europe, and $0.7 million for Middle East & Africa.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

11	Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2013, was as follows:

As of December 31, 2013	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA and Colombia)	721.5	—	—	—	721.5
Tamsa (Hydril and other)	—	345.9	19.4	—	365.3
Siderca (Hydril and other)	—	265.0	93.3	—	358.3
Hydril	—	309.0	—	—	309.0
Electric Conduits	45.8	—	—	—	45.8
Coiled Tubing	—	—	—	4.0	4.0
Other	—	—	2.9	—	2.9

Total	767.3	919.9	115.6	4.0	1,806.8

Impairment tests

In 2013 and 2012, the CGU’s shown in the previous table were tested for impairment. No other CGU was tested for impairment in 2013 and 2012 as no impairment indicators were identified.

Tenaris determined that the CGUs with a significant amount of goodwill in comparison to the total amount of goodwill as of December 31, 2013, were: OCTG, Tamsa, Siderca and Hydril, which represented 97.1% of total goodwill.

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

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2013, the discount rates used were in a range between 10% and 13%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

11	Intangible assets, net (Cont.)

From the CGUs with a significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG CGU.

In OCTG CGU, the recoverable amount calculated based on value in use exceeded carrying value by $106 million as of December 31, 2013. The main factors that could result in impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a deterioration of the business, competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure program of Tenaris’s clients and the evolution of the rig count in the U.S. market. As there is a significant interaction among the principal assumptions made in estimating its cash flow projections, the Company believes that a sensitivity analysis that considers changes in one assumption at a time could be potentially misleading. A reduction in cash flows of 5.2%, a fall in growth rate to 1.3% or a rise in discount rate of 40 basis points would remove the remaining headroom.

As of December 31, 2013, no cumulative amount of recognized impairment charges are subject to reversal.

12	Investments in associated companies

	Year ended December 31
	2013	2012

At the beginning of the year	977,011	664,997
Translation differences	(87,666)	(108,480)
Equity in earnings of associated companies	46,098	10,444
Impairment loss in associated companies	—	(73,650)
Dividends and distributions received	(16,334)	(18,708)
Acquisitions	—	504,597
Sale of associated company	(9,033)	(3,140)
Increase in equity reserves	2,682	951

At the end of the period	912,758	977,011

The principal associated companies are:

		% ownership - voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2013	2012	2013	2012
Ternium S.A.	Luxembourg	11.46% (*)	11.46% (*)	602,303	605,714
Usiminas S.A.	Brazil	2.5% - 5%	2.5% - 5%	298,459	346,941
Others	—	—	—	11,996	24,356

				912,758	977,011

(*)	Including treasury shares.

Ternium, is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, the southern of United States and Guatemala and it is one of Tenaris´s main suppliers of round steel bars and flat steel products for its pipes business.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

12	Investments in associated companies (Cont)

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2013			2012
	Usiminas S.A.	Ternium S.A.	Total	Usiminas S.A.	Ternium S.A.	Total
Non-current assets	9,347,605	7,153,162	16,500,767	10,762,700	7,211,371	17,974,071
Current assets	4,038,373	3,219,462	7,257,835	5,275,579	3,655,628	8,931,207

Total assets	13,385,978	10,372,624	23,758,602	16,038,279	10,866,999	26,905,278

Non-current liabilities	3,174,490	2,185,421	5,359,911	4,334,830	2,306,640	6,641,470
Current liabilities	2,171,729	1,849,159	4,020,888	2,643,954	2,125,446	4,769,400

Total liabilities	5,346,219	4,034,580	9,380,799	6,978,784	4,432,086	11,410,870

Non-controlling interests	905,847	998,009	1,903,856	932,050	1,065,730	1,997,780
Revenues	5,970,626	8,530,012	14,500,638	6,502,352	8,608,054	15,110,406
Gross profit	676,960	1,929,720	2,606,680	340,380	1,741,675	2,082,055

Net (loss) income for the year attributable to owners of the parent	(74,459)	455,425	380,966	(319,116)	142,043	(177,073)

13	Other investments – non current

	Year ended December 31
	2013	2012
Investments in other companies	2,294	2,293
Others	204	310

	2,498	2,603

14	Receivables – non current

	Year ended December 31
	2013	2012
Government entities	2,232	2,962
Employee advances and loans	12,841	12,583
Tax credits	18,396	22,352
Receivables from related parties	20,716	19,349
Legal deposits	23,589	24,312
Advances to suppliers and other advances	44,986	22,752
Others	32,299	40,745

	155,059	145,055
Allowances for doubtful accounts (see Note 23 (i))	(2,979)	(2,995)

	152,080	142,060

15	Inventories

	Year ended December 31
	2013	2012
Finished goods	1,024,571	1,024,746
Goods in process	650,567	757,185
Raw materials	363,611	473,278
Supplies	572,167	524,539
Goods in transit	320,496	391,225

	2,931,412	3,170,973
Allowance for obsolescence (see Note 24 (i))	(228,765)	(185,168)

	2,702,647	2,985,805

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

16	Receivables and prepayments

	Year ended December 31
	2013	2012
Prepaid expenses and other receivables	57,410	49,456
Government entities	3,948	6,600
Employee advances and loans	15,356	13,421
Advances to suppliers and other advances	70,412	65,843
Government tax refunds on exports	25,502	30,206
Receivables from related parties	11,313	42,361
Derivative financial instruments	9,273	17,852
Miscellaneous	36,406	45,309

	229,620	271,048
Allowance for other doubtful accounts (see Note 24 (i))	(9,396)	(10,516)

	220,224	260,532

17	Current tax assets and liabilities

	Year ended December 31
	2013	2012
Current tax assets
V.A.T. credits	69,926	97,173
Prepaid taxes	86,265	78,389

	156,191	175,562

	Year ended December 31,
	2013	2012
Current tax liabilities
Income tax liabilities	149,154	129,419
V.A.T. liabilities	39,984	27,394
Other taxes	77,622	97,790

	266,760	254,603

18	Trade receivables

	Year ended December 31
	2013	2012
Current accounts	2,005,209	2,077,117
Receivables from related parties	28,924	22,804

	2,034,133	2,099,921
Allowance for doubtful accounts (see Note 24 (i))	(51,154)	(29,143)

	1,982,979	2,070,778

The following table sets forth details of the aging of trade receivables:

	Trade		Past due
	Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2013
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809

Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	—	(64)	(51,090)

Net Value	1,982,979	1,603,157	357,569	22,253

At December 31, 2012
Guaranteed	651,399	547,986	98,475	4,938
Not guaranteed	1,448,522	1,159,158	259,165	30,199

Guaranteed and not guaranteed	2,099,921	1,707,144	357,640	35,137
Allowance for doubtful accounts	(29,143)	—	(1,138)	(28,005)

Net Value	2,070,778	1,707,144	356,502	7,132

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

19	Other investments and Cash and cash equivalents

	Year ended December 31
	2013	2012
Other investments
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	639,538	333,658
Bonds and other fixed Income	513,075	307,711
Equity & Fund Investments	74,717	3,040

	1,227,330	644,409

Cash and cash equivalents
Cash at banks	123,162	285,395
Liquidity funds	95,042	301,663
Short – term investments	396,325	241,400

	614,529	828,458

20	Borrowings

	Year ended December 31,
	2013	2012
Non-current
Bank borrowings	247,056	536,134
Finance lease liabilities	1,471	1,547
Costs of issue of debt	(2,309)	(5,274)

	246,218	532,407
Current
Bank borrowings and other loans including related companies	668,132	1,157,983
Bank overdrafts	16,384	55,802
Finance lease liabilities	575	630
Costs of issue of debt	(374)	(2,630)

	684,717	1,211,785

Total Borrowings	930,935	1,744,192

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889

Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935

Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974

Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2012
Financial lease	630	415	403	372	225	132	2,177
Other borrowings	1,211,155	231,007	161,997	83,599	45,622	8,635	1,742,015

Total borrowings	1,211,785	231,422	162,400	83,971	45,847	8,767	1,744,192

Interest to be accrued (*)	18,615	12,802	5,753	3,344	748	230	41,492

Total	1,230,400	244,224	168,153	87,315	46,595	8,997	1,785,684

(*)	Includes the effect of hedge accounting.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

20	Borrowings (Cont)

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2013	Tamsa	Bank loans	420	2014
Mainly 2013	Siderca	Bank loans	217	Mainly 2014
January 2012	Confab	Syndicated	193	January 2017(**)

(**)	The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments, compliance with financial ratios (i.e., leverage ratio and interest coverage ratio) and restrictions on amendments.

As of December 31, 2013, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2013 and 2012 (considering hedge accounting where applicable).

	2013 (*)	2012
Total borrowings	7.50%	2.60%

(*)	The increase in weighted average interest rates is explained by an increase in the proportion of unhedged, ARS-denominated debt. This represented 25.9 % of total borrowings as of December 31, 2013 and 3.4% as of December 31, 2012. Tenaris estimates that the impact of ARS depreciation on the ARS-denominated debt balance during 2013 has been equivalent to a reduction of 7.05% to its weighted average interest rate before tax. This impact is posted under net foreign exchange results in Other Financial Results.

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	218,134	510,892
ARS	Fixed	20,778	13,491
Others	Variable	1,347	1,206
Others	Fixed	5,959	6,818

Total non current borrowings		246,218	532,407

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2013	2012
USD	Variable	24,823	240,894
USD	Fixed	25,019	104,845
EURO	Variable	38,279	179,549
EURO	Fixed	8,432	65,107
MXN	Fixed	366,380	339,683
ARS	Fixed	215,429	239,446
ARS	Variable	4,394	32,650
Others	Variable	953	227
Others	Fixed	1,008	9,384

Total current borrowings		684,717	1,211,785

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

21	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	—	(223)	(1,926)
Charged directly to Other Comprehensive Income	—	—	11,441	11,441
Income statement charge	26,427	6,257	6,564	39,248

At December 31, 2013	360,208	21,526	548,219	929,953

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	354,053	25,739	578,307	958,099
Translation differences	541	—	(239)	302
Increase due to business combinations	636	—	—	636
Charged directly to Other Comprehensive Income	—	—	(1,429)	(1,429)
Income statement credit	(19,746)	(10,470)	(46,202)	(76,418)

At December 31, 2012	335,484	15,269	530,437	881,190

(*)	Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	—	(843)	6,572
Increase due to consolidation of joint operations	(17)	—	—	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	—	—	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)

At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(70,388)	(171,465)	(35,196)	(105,912)	(382,961)
Translation differences	2,301	647	—	(199)	2,749
Increase due to business combinations	(45)	(189)	—	—	(234)
Charged directly to Other Comprehensive Income	—	—	—	(1,668)	(1,668)
Income statement charge / (credit)	11,726	(12,553)	12,055	2,370	13,598

At December 31, 2012	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

21	Deferred income tax (Cont)

Deferred tax liabilities (Cont)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2013	2012
Deferred tax assets to be recovered after 12 months	(119,488)	(111,616)
Deferred tax liabilities to be recovered after 12 months	877,524	867,181

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

	Year ended December 31,
	2013	2012
Deferred tax assets	(197,159)	(215,867)
Deferred tax liabilities	751,105	728,541

	553,946	512,674

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2013	2012

At the beginning of the year	512,674	575,138
Translation differences	4,646	3,051
Charged directly to Other Comprehensive Income	4,387	(3,097)
Income statement credit	33,698	(62,820)
Increase due to business combinations	—	402
Increase due to consolidation of joint operations	(1,459)	—

At the end of the period	553,946	512,674

22	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31
	2013	2012
Post-employment benefits	169,215	184,323
Other-long term benefits	82,439	68,771
Taxes Payable	—	2,065
Miscellaneous	25,603	47,285

	277,257	302,444

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

22	Other liabilities (Cont)

(i)	Other liabilities – Non current

Post-employment benefits

•	Unfunded

	Year ended December 31
	2013	2012
Values at the beginning of the period	131,475	120,484
Current service cost	18,373	12,348
Interest cost	7,220	3,709
Curtailments and settlements	1,212	—
Remeasurements (*)	(3,403)	2,140
Translation differences	(1,561)	(1,143)
Increase due to business combinations	—	1,189
Benefits paid from the plan	(15,299)	(9,342)
Other	(1,086)	2,090

At the end of the year	136,931	131,475

(*)	For 2013, loss of $3.0 million attributable to demographic assumptions and a gain of $6.4 million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	3% - 7%	3% - 7%
Rate of compensation increase	3% - 7%	2% - 5%

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $5.5 million and $6.2 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $4.5 million and $4.1 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2103	2012
Present value of funded obligations	177,433	191,154
Fair value of plan assets	(145,777)	(140,550)

(Assets) / Liability (*)	31,656	50,604

(*)	In 2013 and 2012, $0.6 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	191,154	172,116
Translation differences	(3,208)	(62)
Current service cost	430	5,148
Interest cost	7,366	7,921
Remeasurements (*)	(7,174)	14,211
Benefits paid	(11,135)	(9,636)
Other	—	1,456

At the end of the year	177,433	191,154

(*)	For 2013, loss of $7.5 million attributable to demographic assumptions and a gain of $14.7 million attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2013	2012
At the beginning of the year	(140,550)	(134,581)
Expected return on plan assets	(2,489)	(8,318)
Remeasurements	(7,737)	(2,908)
Translation differences	1,632	1,588
Contributions paid to the plan	(7,821)	(5,972)
Benefits paid from the plan	11,135	9,636
Other	53	5

At the end of the year	(145,777)	(140,550)

The major categories of plan assets as a percentage of total plan assets are as follows:

	At December, 31
	2013	2012
Equity instruments	47.5%	40.0%
Debt instruments	52.5%	43.0%
Others	—	17.0%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2013	2012
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	3% - 4%	3% - 4%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

22	Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2013, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $21.1 million and $24.7 million and an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $2.0 million and $1.9 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated

The employer contributions expected to be paid for the year 2014 amounts approximately to $8.0 million.

(ii)	Other liabilities – current

	Year ended December 31,
	2013	2012
Payroll and social security payable	207,425	261,223
Liabilities with related parties	22	4,023
Derivative financial instruments	8,268	14,031
Miscellaneous	35,282	39,551

	250,997	318,828

23	Non-current allowances and provisions

(i)	Deducted from non current receivables

	Year ended December 31
	2013	2012
Values at the beginning of the year	(2,995)	(3,445)
Translation differences	740	450
Additional provisions	(752)	—
Used	28	—

Values at the end of the year	(2,979)	(2,995)

(ii)	Liabilities

	Year ended December 31
	2013	2012
Values at the beginning of the year	67,185	72,975
Translation differences	(8,065)	(4,427)
Additional provisions	20,852	10,871
Reclassifications	(3,387)	—
Used	(9,840)	(12,234)
Increase due to the consolidation of joint operations	50	—

Values at the end of the year	66,795	67,185

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

24	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to the consolidation of joint operations	(7)	—	—
Used	1,249	794	25,784

At December 31, 2013	(51,154)	(9,396)	(228,765)

Year ended December 31, 2012	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(25,949)	(5,680)	(152,737)
Translation differences	(65)	359	985
Additional allowances	(3,840)	(5,936)	(49,907)
Increase due to business combinations	(269)	—	(604)
Used	980	741	17,095

At December 31, 2012	(29,143)	(10,516)	(185,168)

(ii)	Liabilities

Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	—	117	117

At December 31, 2013	9,670	16,045	25,715

Year ended December 31, 2012	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	11,286	22,319	33,605
Translation differences	(82)	245	163
Additional allowances / (reversals)	16,619	(6,995)	9,624
Reclassifications	344	(354)	(10)
Used	(14,055)	(2,369)	(16,424)

At December 31, 2012	14,112	12,846	26,958

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

25	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2013	2012
Foreign exchange derivatives contracts	9,273	17,852

Contracts with positive fair values	9,273	17,852

Foreign exchange derivatives contracts	(8,268)	(14,031)

Contracts with negative fair values	(8,268)	(14,031)

Total	1,005	3,821

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2013 and 2012, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2013	2012	2013	2012
ARS	USD	2014	—	1,301	—	(4,043)
USD	BRL	2014	5,604	824	—	(818)
EUR	BRL	2014	411	1,272	244	2,913
USD	EUR	2014	(456)	(223)	(21)	—
USD	CAD	2014	72	(105)	—	—
USD	MXN	2014	(510)	148	(2)	—
MXN	USD	2014	(3,285)	1,324	(101)	(563)
USD	COP	2014	(11)	(847)	—	—
JPY	USD	2014	(675)	(202)	—	—
Others			(145)	329	—	(349)

Total			1,005	3,821	120	(2,860)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-11	Movements 2012	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13
Foreign Exchange	(8,211)	5,351	(2,860)	2,980	120

Total Cash flow Hedge	(8,211)	5,351	(2,860)	2,980	120

Tenaris estimates that the cash flow hedge reserve at December 31, 2013 will be recycled to the Consolidated Income Statement during 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

26	Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 23 and 24) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’ results of operations, financial condition, net worth and cash flows.

Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. The assessment is for an estimated amount of EUR281 million (approximately $388 million), comprising EUR76 million (approximately $105 million) in principal and EUR205 million (approximately $283 million) in interest and penalties, as of December 31, 2013. The hearing on this appeal was held on October 18, 2013, and the tax court’s decision is currently pending. On December 24, 2013 the company received a new tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. On February 20, 2014, the company filed an appeal to the 2008 assessment with the tax court in Milan. This second assessment is for an estimated amount of EUR247 million (approximately $341 million), comprising EUR67 million (approximately $92 million) in principal and EUR180 million (approximately $248 million) in interest and penalties, as of December 31, 2013. Tenaris believes, based and confirmed by tax expert’s opinions, that it is not probable that the ultimate resolution of the matter will result in a material obligation.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2013, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $556 million.

•	A Tenaris company entered into a contract with Siderar, a subsidiary of the Company’s affiliate Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $66 million.

•	A Tenaris company, entered into various contracts with suppliers for a current total amount of approximately $236 million related to the investment plan to expand US operations with the installation of a state-of-the-art seamless pipe mill, heat treatment and premium threading facilities.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

26	Contingencies, commitments and restrictions on the distribution of profits

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2013, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2013	21,899,189

Total equity in accordance with Luxembourg law	23,807,513

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2013, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2013, distributable amount under Luxembourg law totals $22.5 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Other income and expenses for the year ended December 31, 2013	(5,050)
Dividends approved	(507,631)

Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Share premium	609,733

Distributable amount at December 31, 2013 under Luxembourg law	22,508,922

27	Business combinations, other acquisitions and investments

Mexican Power Plant Investment

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

27	Business combinations and other acquisitions (Cont.)

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) (Cont.)

This acquisition was part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’s total voting capital and 13.8% of Usiminas’s total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Previdência Usiminas, formerly known as Caixa dos Empregados da Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 329.4 million ordinary shares representing the majority of Usiminas’s voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and Previdência Usiminas 10.4%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Upon completion of its purchase price allocation procedures, in 2012, the Company determined a goodwill included within the investment balance of $142.7 million. An impairment test over the investment in Usiminas was performed as of December 31, 2012, and subsequently the goodwill of such investment was written down by $73.7 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in the forecast of long term iron ore prices that affected cash flow expectations.

To determine the recoverable value, the value in use was used, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%. As of December 31, 2012, following the impairment charges, the Company’s investment in Usiminas amounted to $346.9 million.

On February 13, 2014, Usiminas published its annual accounts as of and for the year ended December 31, 2013, which state that revenues, post-tax losses from continuing operations and net assets amounted to $5.971 million, $75 million and $7.134 million, respectively. As of December 31, 2013, the Company’s investment in Usiminas, amounted to $298.5 million. This amount includes Goodwill and other tangible and intangible assets allocated in the purchase price for $44 million and $73.8 million, respectively.

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Tenaris believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

27	Business combinations and other acquisitions (Cont.)

Confab delisting (Cont.)

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

Had this transaction been consummated on January 1, 2012, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

28	Cash flow disclosures

		Year ended December 31,
		2013	2012	2011
(i)	Changes in working capital
	Inventories	287,874	(174,670)	(335,337)
	Receivables and prepayments	62,114	(26,285)	122,419
	Trade receivables	129,939	(166,985)	(456,874)
	Other liabilities	(151,578)	6,202	(30,058)
	Customer advances	(77,099)	78,446	(16,168)
	Trade payables	(62,470)	(19,720)	66,378

		188,780	(303,012)	(649,640)

(ii)	Income tax accruals less payments
	Tax accrued	627,877	541,558	475,370
	Taxes paid	(502,461)	(702,509)	(354,466)

		125,416	(160,951)	120,904

(iii)	Interest accruals less payments, net
	Interest accrued	37,356	22,048	21,567
	Interest received	42,091	41,996	38,399
	Interest paid	(109,170)	(89,349)	(84,846)

		(29,723)	(25,305)	(24,880)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	614,529	828,458	823,743
	Bank overdrafts	(16,384)	(55,802)	(8,711)

		598,145	772,656	815,032

As of December 31, 2013, 2012 and 2011, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

29	Related party transactions

As of December 31, 2013:

•	San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At December 31, 2013, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.3 per ADS, giving Tenaris’s ownership stake a market value of approximately $719 million. At December 31, 2013, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $602.3 million. See Section II.B.2.

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

(all amounts in thousands of U.S. dollars)		Year ended December 31
		2013	2012	2011
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to associated parties	35,358	43,501	39,476
	Sales of goods to other related parties	115,505	77,828	106,781
	Sales of services to associated parties	15,439	14,583	14,732
	Sales of services to other related parties	5,035	4,000	4,740

		171,337	139,912	165,729

	(b) Purchases of goods and services
	Purchases of goods to associated parties	320,000	444,742	170,675
	Purchases of goods to other related parties	14,828	19,745	22,134
	Purchases of services to associated parties	56,820	112,870	88,707
	Purchases of services to other related parties	100,677	87,510	113,764

		492,325	664,867	395,280

(all amounts in thousands of U.S. dollars)		At December 31,
		2013	2012
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	30,416	64,125
	Receivables from other related parties	30,537	20,389
	Payables to associated parties	(33,503)	(86,379)
	Payables to other related parties	(8,323)	(14,123)

		19,127	(15,988)

	(b) Financial debt
	Borrowings from associated parties	—	(3,909)
	Borrowings from other related parties	—	(2,212)

		—	(6,121)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

29	Related party transactions

Directors’ and senior management compensation

During the years ended December 31, 2013, 2012 and 2011, the cash compensation of Directors and Senior managers amounted to $27.1 million, $24.1 million and $25.7 million respectively. In addition, Directors and Senior managers received 534, 542 and 555 thousand units for a total amount of $5.6 million, $5.2 million and $4.9 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

30	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2013.

	Country of		Percentage of ownership at December 31, (*)
Company	Incorporation	Main activity	2013	2012	2011
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	41%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (d)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	For 2011, Tenaris holds 99% of the voting shares of Confab Industrial S.A.
(b)	Tenaris holds 100% of Hydril’s subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2013 and 60% for 2012 and 2011.
(c)	For 2013, Tenaris holds 100% of Siderca’s subsidiaries. For 2012 and 2011, Tenaris holds 100% of Siderca’s subsidiaries except for Scrapservice S.A where it holds 75%.
(d)	Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

31	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris’s investments in the Venezuelan companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings. The final hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. Following the holding of a further hearing for the examination of certain legal experts provisionally scheduled for May 2014, and the submission of post-hearing briefs, the arbitral tribunal will deliberate and issue a decision.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. The parties to the arbitration will exchange one round of jurisdictional submissions in early 2014 and the tribunal has reserved the right to hold a jurisdictional hearing after reviewing the parties’ written submissions. This hearing has provisionally been scheduled for July 2014.

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

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2013 for a total amount of approximately $25 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

32	Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2013	2012	2011
Audit Fees	5,723	5,446	5,398
Audit-Related Fees	143	335	99
Tax Fees	117	137	151
All Other Fees	51	32	4

Total	6,034	5,950	5,652

33	Subsequent event

Annual Dividend Proposal

On February 20, 2014 the Company’s board of directors proposed, for the approval of the Annual General Shareholders’ meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $508 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 21, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. These Consolidated Financial Statements do not reflect this dividend payable.