Form 20-F
period 2014-12-31
TENARIS SA
filed 2015-06-01
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2014

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam& Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W. Suite 700 Washington, DC 20006-5215 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See “II Accounting Policy A Basis of presentation” and “II Accounting Policy B Group accounting” to our audited restated consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B “Information on the Company – Business Overview – Our Products”.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited restated consolidated financial statements for the years ended December 31, 2014, 2013 and 2012.

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

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited restated consolidated financial statements for each of the years and at the dates indicated therein. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, an independent registered public accounting firm. PricewaterhouseCoopers Société Coopérative is a member firm of PwC International Limited (“PWC”). IFRS differs in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2014 Restated	2013	2012	2011	2010
Selected consolidated income statement data(1)
Continuing operations
Net sales	10,337,962	10,596,781	10,834,030	9,972,478	7,711,598
Cost of sales	(6,287,460)	(6,456,786)	(6,637,293)	(6,273,407)	(4,748,767)

Gross profit	4,050,502	4,139,995	4,196,737	3,699,071	2,962,831
Selling, general and administrative expenses	(1,963,952)	(1,941,213)	(1,883,789)	(1,859,240)	(1,522,410)
Other operating (expenses) income, net(2)	(187,734)	(13,952)	43,659	5,050	78,629

Operating income	1,898,816	2,184,830	2,356,607	1,844,881	1,519,050
Finance income	38,211	34,767	36,932	30,840	32,855
Finance cost	(44,388)	(70,450)	(55,507)	(52,407)	(64,103)
Other financial results	39,214	7,004	(31,529)	11,268	(21,305)

Income before equity in earnings of non-consolidated companies and income tax	1,931,853	2,156,151	2,306,503	1,834,582	1,466,497
Equity in earnings (losses) of non-consolidated companies(3)	(164,616)	46,098	(63,206)	61,992	70,057

Income before income tax	1,767,237	2,202,249	2,243,297	1,896,574	1,536,554
Income tax	(586,061)	(627,877)	(541,558)	(475,370)	(395,507)

Income for the year(4)	1,181,176	1,574,372	1,701,739	1,421,204	1,141,047
Income attributable to(4):
Owners of the parent	1,158,517	1,551,394	1,699,375	1,331,640	1,127,367
Non-controlling interests	22,659	22,978	2,364	89,564	13,680

Income for the year(4)	1,181,176	1,574,372	1,701,739	1,421,204	1,141,047

Depreciation and amortization	(615,629)	(610,054)	(567,654)	(554,345)	(506,902)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.98	1.31	1.44	1.13	0.95
Basic and diluted earnings per share	0.98	1.31	1.44	1.13	0.95
Dividends per share(5)	0.45	0.43	0.43	0.38	0.34

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the years ended December 31, 2012, 2011 and 2010. In addition, the consolidated financial statements for the year ended December 31, 2014, previously furnished under Form 6-K dated February 20, 2015, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” and “II Accounting Policy – A Basis of presentation” to our audited restated consolidated financial statements included in this annual report.
(2)	Other operating (expenses) income, net in 2014 include an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(3)	Equity in earnings (losses) of non-consolidated companies in 2014 includes an impairment charge of $161 million on the Usiminas investment.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(5)	Dividends per share correspond to the dividends paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2014 Restated	2013	2012	2011	2010
Selected consolidated financial position data(1)
Current assets	7,396,322	6,903,900	6,987,116	6,393,221	5,955,536
Property, plant and equipment, net	5,159,557	4,673,767	4,434,970	4,053,653	3,780,580
Other non-current assets	3,954,799	4,353,303	4,537,457	4,411,510	4,622,772

Total assets	16,510,678	15,930,970	15,959,543	14,858,384	14,358,888

Current liabilities	2,602,829	2,119,729	2,829,374	2,403,699	2,378,546
Non-current borrowings	30,833	246,218	532,407	149,775	220,570
Deferred tax liabilities	714,123	751,105	728,541	809,898	923,333
Other non-current liabilities	356,579	344,052	369,629	372,276	316,477

Total liabilities	3,704,364	3,461,104	4,459,951	3,735,648	3,838,926
Capital and reserves attributable to the owners of the parent	12,654,114	12,290,420	11,328,031	10,456,705	9,871,741
Non-controlling interests	152,200	179,446	171,561	666,031	648,221

Equity	12,806,314	12,469,866	11,499,592	11,122,736	10,519,962

Total liabilities and equity	16,510,678	15,930,970	15,959,543	14,858,384	14,358,888

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits as of December 31, 2012, 2011 and 2010. In addition, the consolidated financial statements for the year ended December 31, 2014, previously furnished under Form 6-K dated February 20, 2015, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information, see “I General Information” and “II Accounting Policy – A Basis of presentation” to our audited restated consolidated financial statements included in this annual report.

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, the current fall in oil and gas prices and in drilling activity is resulting in a decline in consumption and demand for OCTG products which will negatively affect our revenues and profitability.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, as has recently happened, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products. In August 2014, the U.S. imposed anti-dumping duties on OCTG imports from various countries, including South Korea. However, despite the trade case ruling, imports from South Korea continue to be at a very high level. Similarly, in Canada, an anti-dumping investigation is underway, while the final determination on injury is still pending, in March 2015 the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries. We can give no assurance about the effectiveness of these actions or the final outcome of these investigations. The competitive environment, therefore, is expected to become more intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. See Item 4.B. “Information on the Company – Business Overview – Competition”.

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

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

We have recently announced temporary suspensions of certain of our operations in North America given the impact to our business of the sharp decline of oil prices and high levels of unfairly traded imports of OCTG and line pipe products. Temporary suspensions of operations generally lead to layoffs of employees which may in turn give rise to labor conflicts and affect operations. Moreover, temporary suspensions—such as those announced by the Company—may also affect profitability and trigger impairment assessments of assets. We continue to analyze our operations in other regions in order to better adjust our cost structures to market conditions and may have to resort to measures such as temporary suspensions in order to rationalize our cost structure.

Risks Relating to our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We are exposed to economic and political conditions in the countries where we operate or sell our products and services. The economies of these countries are in different stages of social and economic development. Like other companies with worldwide operations, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates and inflation. We are also affected by governmental policies regarding spending and investment, impositions or strengthening of trade restrictions with respect to certain markets, exchange controls, regulatory and taxation changes, and other adverse political, economic or social developments of the countries in which we operate.

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

For example, approximately 8% of Tenaris’s consolidated net assets are located in Argentina and we derive approximately 20% of our revenues from that country, including sales to the domestic and export markets. Our business may be materially and adversely affected by economic, political, fiscal and regulatory developments in Argentina, including the following:

•	Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

•	Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state-intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results.

•	The Argentine government has increased taxes on our operations in Argentina through several methods. For example, in September 2013, the Argentine government enacted a new 10% withholding tax on dividend distributions. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•	Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we have taken and are taking measures to limit the effect of supply restrictions on our operations in Argentina, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to similarly limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

•	In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the U.S. Dollar/Argentine Pesos, or ARS, exchange rate, and implemented restrictions on capital inflows into Argentina and capital outflows from Argentina. Since 2001, Argentine subsidiaries are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into ARS at the official floating exchange rate applicable on the date of repatriation. Since the last quarter of 2011, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, prohibiting the purchase of foreign currency for saving purposes and limiting the ability of Argentine companies to transfer funds (including in connection with the payment of dividends or royalties) outside of Argentina. These existing controls, and any additional restrictions of this kind that may be imposed in the future, could expose us to the risk of losses arising from fluctuations in the exchange rate of the ARS or affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside Argentina funds generated by Argentine subsidiaries, for example, to pay dividends or royalties or other activities that require offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

•	The Argentine government has imposed export taxes on certain activities, mainly in connection with commodities, gas and oil. If the Argentine government were to increase export taxes or impose export restrictions concerning our activities, our business and operations in Argentina could be adversely affected.

•	The Argentine government has implemented import regulations, which require that all payments on import of goods and services be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. The criteria followed to authorize or object to a transaction are not determined in the applicable regulations. Such import regulations could delay imports and as result, adversely affect our business, operations in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries may adopt and implement counter-measures.

•	Following the Argentine default in 2002, Argentina successfully completed the restructuring of a substantial portion of its sovereign indebtedness in 2005 and 2010. However, certain bondholders that did not participate in the restructurings have sued Argentina for full payment, which litigation has effectively limited Argentina’s access to international capital markets.A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

We currently have the following exposure to political and economic developments in Venezuela:

•	We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. Since 2010, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•	In addition, we have: a 70% interest in the share capital of Tavsa, Tubos de Acero de Venezuela S.A., or Tavsa, the sole producer of seamless steel pipe products in Venezuela, a 50.2% interest in Matesi Materiales Siderúrgicos S.A., or Matesi, an industrial facility that produces hot briquetted iron, or HBI, and a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer. In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, Tavsa, Matesi, and Comsigua (collectively, the “Venezuelan Companies”). In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for the nationalization of Tenaris’s investments in the Venezuelan Companies, which are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. In August 2011 and in July 2012, Tenaris and its wholly-owned subsidiary Talta – Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal, seeking adequate and effective compensation for the expropriation of their investment in the Venezuelan Companies.

The arbitration proceedings are still ongoing and, as of the date of this annual report, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interests in the Venezuelan Companies, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For more information on the nationalization of our investments in the Venezuelan Companies and the related ICSID arbitration proceedings, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this annual report.

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

In Brazil, our sales may also be affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras S.A., or Petrobras, a state-run oil company. We have a longstanding business relationship with Petrobras, who we supply with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. Given our business relationship with Petrobras, our sales and profitability in Brazil could be affected by operational and financial issues at Petrobras. Demand for complex OCTG and line pipe products used in deepwater applications in Brazil has slowed down in 2013 and shipments for line pipe products in 2014 decreased to a virtual halt. Our profitability in the Brazilian market may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, and any adverse economic, political or social developments in Brazil. Furthermore, in connection with our industrial equipment manufacturing business in Brazil, in which we also provide assembly services, we account for these contracts under IAS 11, Construction Contracts, which requires management to account for certain contracts according to their percentage of completion based on an estimated final outcome of the contracts, which in certain cases may differ significantly from actual results.

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

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in January 2012, through our subsidiary Confab Industrial S.A., or Confab, we acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital and in May 2012, we acquired all the remaining minority interests in Confab. In addition, we continue to build a new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2014, we had $1,745 million in goodwill, which corresponds mainly to the acquisition of Maverick Tube Corporation, or Maverick, in 2006 ($675 million) and Hydril Company, or Hydril, in 2007 ($920 million). As of December 31, 2014, we recorded an impairment charge of $206 million on the value of our welded pipe assets in Colombia and Canada, reflecting the decline in oil prices, their impact on drilling activity and consequently on the demand outlook for welded pipe products in the regions served by these facilities. For more information on the impairment in Colombia and Canada see note 5 “Other operating income and expenses – Impairment charge”.

Additionally, as of September 30, 2014 we also recorded a $161 million impairment on the carrying value of our investment in Usiminas. This action follows the conclusion of a discussion with the SEC Staff after which the Company revised the carrying value of its Usiminas investment and restated its financial statements to reduce the carrying amount of the Usiminas investment to $122 million as of September 30, 2014. As a result of this restatement, the financial statements at December 31, 2014 and March 31, 2015 were also restated to reflect the lower carrying value of the Usiminas investment. The Company recalculated value in use as of September 30, 2014, based primarily on the assumptions in a more conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. For more information on the Usiminas impairment see “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited restated consolidated financial statements included in this annual report. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

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

As of March 31, 2015, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of Shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until 2020. The Company may, however, issue Shares without preemptive subscription rights only if (i) Shares (including without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) are issued against a contribution other than in cash; (ii) Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued shares capital of the Company, are issued to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (collectively, the “Beneficiaries”), for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit), including without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares or similar instruments convertible or exchangeable into Shares.

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

We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

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

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or strategic interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998)[1];

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (a controlling interest in August 1999, and the remainder during the second quarter of 2012);

[1]	In 2009, the Venezuelan government nationalized Tavsa. For more information on the Tavsa nationalization process, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this annual report.

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or Algoma Tubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia (October 2006);

•	Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007);

•	SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities (April 2009);

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry (October 2011);

•	Usiminas, where through our subsidiary Confab, we hold an interest representing 5.0% of the shares with voting rights and 2.5% of the total share capital (January 2012); and

•	A sucker rod business in Campina, Romania (February 2012).

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on acquisitions is described above (See Item 4.A. “Information on the Company – History and Development of the Company – Tenaris”). In addition, we are building a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.5 billion to $1.8 billion.

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with Ternium and Tecpetrol (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico¸ which will supply Tenaris’s and Ternium’s respective Mexican industrial facilities. For information on the new power plant, see note 12 “Investments in non-consolidated companies –Techgen S.A.de C.V.” to our audited restated consolidated financial statements included in this annual report. For more information on the Company’s commitments under the new power plant, see item 5 “Operating and Financial Review and Prospects – E. Off-Balance Sheet Arrangements”.

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

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

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

For more information on our business segments, see “II Accounting Policies – C Segment information” to our audited restated consolidated financial statements included in this annual report.

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

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

•	state-of-the-art, strategically located plants;

•	favorable access to high quality raw materials, energy and labor at competitive costs;

•	operating history of more than 60 years, which translates into solid industrial know-how;

•	constant benchmarking and best-practices sharing among the different facilities;

•	increasing specialization of each of our facilities in specific product ranges; and

•	extensive use of information technology in our production processes.

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) at facilities in Argentina, Brazil, Mexico and Romania, couplings in the United States, Argentina, China, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute or API, and premium joints in the United States, Canada, China, Denmark, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2014	2013	2012
Thousands of tons
Steel Bars
Effective Capacity (annual)(1)	3,635	3,635	3,635
Actual Production	2,865	2,612	2,721
Tubes – Seamless
Effective Capacity (annual)(1)	3,790	3,790	3,740
Actual Production	2,940	2,611	2,806
Tubes – Welded
Effective Capacity (annual)(1)	2,620	2,620	2,620
Actual Production	908	988	1,188

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2014, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	1,000
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG, with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line. In April 2015, Tenaris temporarily suspended operations at this mill, due to the record levels of unfairly traded imports of OCTG from South Korea and the sharp decline in the price of oil and consequential reduction in drilling activity.

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

In the Houston area we have the Texas Arai coupling facility with an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2 3/8 through 20 inches in carbon and alloy steel grades. Furthermore, we have the following threading facilities, which are mainly dedicated to the finishing of tubes with premium connections:

•	McCarty: a threading facility in Houston, Texas, which comprises two main production buildings in an area of approximately 20 hectares;

•	Westwego: a threading facility located in Louisiana; on April 6, 2015, Tenaris announced that it will temporarily suspend operations at this facility , mainly due to the ongoing decline in drilling activity driven by the low price of oil; and

•	Bakersfield: a threading facility in California, mainly used as a repair shop.

In addition, we are currently building a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2014, approximately $0.4 billion had already been invested with an additional $0.5 billion being committed.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. To source steel bars, in 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies round steel bars at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend the original contract. The contract accommodates 50% of our steel bar needs. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons. Tenaris is temporarily interrupting operations at this mill, due to the high levels of unfairly traded imports of OCTG and line pipe products and the sharp decline in the price of oil and consequential reduction in drilling activity.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2014, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
DRI	960
Steel Shop
Continuous Casting I	530
Continuous Casting II	770
Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570
Cold-Drawing Mill	20

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons. In addition to our welded pipe manufacturing facility, in September 2014, we closed the acquisition of Socotherm Brasil S.A. (now known as Tenaris Coating do Brasil S.A., or Socotherm), a pipe coating services company in which we already had a 50% ownership interest and that performed pipe coating services for us over the years. The pipe coating facility, located beside the Confab welded pipes mill in Pindamonhangaba, was previously managed in partnership by Tenaris and by an affiliate of ShawCor.

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

In addition, we are building a new greenfield and state-of-the-art finishing plant, on an area of 30 hectares, adjacent to the Tubocaribe facility. This investment, of approximately $200 million, will expand the finishing capacity by 130,000 tons, through a new casing finishing plant, a new heat treatment plant, a new ultrasound inspection line and new threading lines, including premium connections.

Ecuador

During 2013, we started operating a small threading and finishing service center in Machachi, Ecuador.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania and premium connection threading facilities in Denmark and the United Kingdom.

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

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2014, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	935
Pipe Production
Mandrel Mill:
Floating Mandrel Mill Small Diameter(2)	140
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.
(2)	Currently, for efficiency reasons, the plant is not operational.

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

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatts at Dalmine. Our operations in Dalmine consume most of the power generated at the power station which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third party consumers and heat is sold for district heating.

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

Denmark

We have a facility in Esbjerg, Denmark for the manufacturing of casing and tubing accessories and the provision of casing and tubing repairs, with a production range of 2 3/8’’ to 18 5/8’’ and production capacity of 3,600 ends per year.

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

In Moreira Cesar, São Paulo, Brazil, we also have facilities for the manufacture of industrial equipment. In many cases, we also provide the assembly service of this equipment at the client’s site.

We have a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky, in Cedar Springs, Georgia, in the United States and in Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual production capacity of approximately 240,000 tons.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $10,338 million in 2014, compared to $10,597 million in 2013 and $10,834 million in 2012. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

	For the year ended December 31,
Millions of U.S. dollars	2014		2013		2012
Tubes	9,582	93%	9,812	93%	10,023	93%
Others	756	7%	784	7%	811	7%

Total	10,338	100%	10,597	100%	10,834	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2014		2013		2012
Tubes
North America	4,609	48%	4,077	42%	4,954	49%
South America	1,823	19%	2,237	23%	2,305	23%
Europe	924	10%	890	9%	1,042	10%
Middle East and Africa	1,817	19%	2,094	21%	1,247	12%
Far East and Oceania	408	4%	513	5%	475	5%

Total Tubes	9,582	100%	9,812	100%	10,023	100%

North America

Sales to customers in North America accounted for 48% of our sales of tubular products and services in 2014, compared to 42% in 2013 and 49% in 2012.

We have significant sales in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system.

Sales to our oil and gas customers in the United States and Canada are sensitive to oil prices and natural gas prices in that region. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and, in the past three years, has risen significantly, increasing 15% year on year in 2012, 15% in 2013 and 16% in 2014, reducing the need for imports. Production of natural gas liquids, or NGLs, has also increased significantly in the past few years in North America. In the United States, natural gas production has increased over the past five years, despite a reduction in gas-directed drilling activity, resulting in a reduction in net imports of natural gas into the United States and prices maintaining levels significantly below natural gas prices in Asia and Europe. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves in addition to the development of thermal projects to extract and process extra-heavy oil from Canada’s oil sands reserves.

In 2012, demand for our OCTG products in the United States increased driven by higher oil and NGLs drilling activity. Starting in the second half of 2012 and running through 2013, there was a slowdown in drilling activity in the United States as producers, who had invested in excess of operating cash flows, adjusted their investments to levels more in line with their operating cash flows and focused on improving drilling efficiencies in their tight oil and shale gas operations. In 2014, growth in oil drilling activity resumed, reaching a peak in November before starting to fall in response to plunging oil prices. Gas drilling activity has steadily declined over the past three years as production continues to increase reflecting productivity increases particularly in the Marcellus formation, natural gas prices remain low and operators began production from wells that had been previously drilled but not completed. In Canada, demand for our OCTG products and drilling activity has been relatively stable over the past three years, with increased activity in shale gas drilling (mainly for NGLs) largely offsetting declines in conventional drilling. Thermal drilling began to decline in 2014 after increasing strongly in 2012 and maintaining a high level in 2013.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity has recovered.

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

At the end of 2013, Mexico reformed its constitution to permit increased private and foreign investment in the energy industry. Under the reforms, foreign and private investors will be allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company without its previous monopoly on production. A new regulatory framework has been developed and it is expected that contracts to foreign and private investors will begin being awarded in 2015.

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

South America

Sales to customers in South America accounted for 19% of our sales of tubular products and services in 2014, compared to 23% in 2013 and 2012.

Our largest markets in South America are Argentina and Brazil. We also have significant sales in Colombia, Ecuador and Venezuela.

We have manufacturing subsidiaries in Argentina, Brazil and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this annual report.

Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, such as the taxation of oil and gas exports, measures affecting gas prices in the domestic market, restrictions on transfers of currency abroad, mandatory repatriation of export revenues and other matters affecting the investment climate. Sales in Brazil are also affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements with local and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance under which we have agreed to provide additional services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In the past three years, drilling activity has increased, led by activity in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves. However, growth in oil and gas activity and supply has, in recent years, been affected by governmental actions including the application of additional taxes on the export of oil and gas and the freezing for an extended period of domestic gas tariffs for consumers. More recently, the government has put in place programs to encourage new exploration and production activity. In addition, domestic gas tariffs for consumers have begun to increase as a result of the removal of subsidies and to cover the higher costs of natural gas imports.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Demand for complex OCTG and line pipe products used in deepwater applications has grown strongly in the past few years but the rate of growth slowed down in 2013, reflecting financial and operational restraints at Petrobras and in 2014 slowed further, as Petrobras reduced inventories of OCTG products and postponed pipeline investments. Demand for line pipe for pipeline projects declined to very low levels in 2013 and 2014 but is expected to pick up in 2015, in both Brazil and Argentina.

In Colombia, we have established a leading position in the market for OCTG products in the past few years following the acquisition of Tubocaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. Over the past three years, however, drilling activity has slowed down. Our principal customer in Colombia is Ecopetrol, which we supply under a JIT arrangement. We have recently invested in strengthening our industrial position in Colombia through the installation of modern heat treatment, pipe threading and processing facilities which will enable us to serve this market with more local industrial content and our customers with more efficient JIT services.

We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In the past three years, our sales in Venezuela were negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 30 “Nationalization of Venezuelan Subsidiaries” to our audited restated consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 10% of our sales of tubular products and services in 2014, compared to 9% in 2013 and 10% in 2012.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries in Italy and the rest of Europe have declined over the past three years. Sales of pipes for HPI and power generation projects remained relatively stable over the last three years.

In Europe, we also have significant sales to the oil and gas sector, which has grown in recent years, with exploration activity taking place in new areas such as unconventional shale plays in Eastern Europe and offshore drilling in the Black Sea, the Eastern Mediterranean and the Barents Sea, together with ongoing investment in the more traditional areas of the North Sea, Romania, Turkey and Russia. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas. In addition, recently imposed U.S. and European sanctions are affecting demand for our premium pipe products in Russia and limited exploration success in unconventional shale plays in Eastern Europe has led international operators to cut back on their investments in this area.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 19% of our sales of tubular products and services in 2014, compared to 21% in 2013 and 12% in 2012.

In 2013, our sales in the region increased significantly driven by a high level of demand from state-owned customers in the Middle East for premium products for complex gas drilling activity and a significant increase in demand for offshore drilling projects in Africa. While demand for premium products for offshore drilling projects in Africa remained strong in 2014, our sales in the region began to decline in the second half of 2014 due to reduced purchases from state-owned customers in the Middle East.

Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They are also increasing investments to maintain or add oil production capacity. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies increased investments in exploration and production in offshore projects in 2012 and 2013 but began to postpone or reduce their investment commitments in 2014 due to the high cost of offshore project developments and a lower success rate in exploration activity.

In the past three years, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in 2012, 2013 and 2014, U.S. and EU sanctions have affected production and exports in Iran.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in that region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements. For example, Saudi Aramco, after purchasing pipes in excess of their consumption requirements in 2013 and the first half of 2014, has subsequently substantially reduced purchases, notwithstanding increased drilling activity, as they reduce inventory levels.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 4% of our sales of tubular products and services in 2014 and 5% in 2013 and 2012.

Our largest markets in the Far East and Oceania are Indonesia, China and Japan, in each of which we have local production facilities.

Sales to Indonesia and other markets in the Far East and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity, in these countries.

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

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services decreased 4% in 2014, compared to 2013, mainly due to lower sales of industrial equipment in Brazil.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed in various regions and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. The competitive environment has, as a result, become more intense, and we expect the current downturn in market demand to cause competition to intensify even further. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec, a French company, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with NSSMC (see below). In the last few years, Vallourec has increased its production capacity through building a new mill in Brazil jointly with Sumitomo, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in the U.S. through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer under which it distributes products from the Chinese producer in markets outside China.

•	Nippon Steel & Sumitomo Metal Corporation, or NSSMC, and JFE (the seamless pipe business of the former Kawasaki Steel) in the aggregate enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, new players have built, or announced plans to build, pipe mills in the United States. These include Boomerang LLC, a company formed by a former Maverick executive, which opened a welded pipe mill in Liberty, Texas, in 2010, and Benteler, a European seamless pipe producer, which is building a new seamless pipe mill in Louisiana. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has been building a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2014, our capital expenditures, including investments at our plants and investments in information systems, amounted to $1,089 million, compared to $753 million in 2013 and $790 million in 2012. Of these capital expenditures, investment at our plants amounted to $1,008 million in 2014, compared to $667 million in 2013 and $747 million in 2012.

In 2014, in addition to the capacity expansion in the United States, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines and investments at our R&D centers. The major highlights of our capital spending program during 2014 included:

•	construction of our new greenfield seamless facility in Bay City, Texas, in the United States;

•	construction of a new heat treatment and finishing lines for seamless OCTG in Colombia;

•	installation of a new heat treatment line at our Veracruz facility in Mexico;

•	line redesign and installation of new equipment for seamless pipes in Campana, Argentina;

•	construction and installation of equipment at the new R&D center in Rio de Janeiro, Brazil;

•	installation of new non-destructive testing equipment at our Veracruz facility in Mexico;

•	construction of a new building for Tenaris University at our Zalau facility in Romania;

•	an increase in capacity and redesign of production line for large vessels in Dalmine, Italy;

•	an increase in heat treatment capacity and renewal of the straightener machine at our Campana facility, in Argentina; and

•	construction of a new continuous heat treatment line for coiled tubes in the United States.

Capital expenditures in 2015 are expected to be above the level reached in 2014, mainly due to the continuing construction of the new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017 within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2014, approximately $0.4 billion had already been invested and an additional $0.5 billion had been committed.

In addition to the capacity expansion in the United States, we expect our investments during 2015 to be spread among our global industrial system, in line with what already occurred during 2014. These investments will mainly aim at enhancing product differentiation, increasing capacity on critical areas, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact, as well as increasing the infrastructure for training. Major projects for 2015 include:

•	installation of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	installation of new heat treatment and finishing lines for seamless OCTG in Colombia;

•	increase the production capacity of sucker rods in the United States;

•	expansion of the steel shop continuous casting line at our Veracruz facility in Mexico;

•	expansion of heat treatment capacity and finishing lines, including premium threading, for seamless OCTG in Saudi Arabia;

•	installation of new premium threading lines in Kazakhstan;

•	construction of new facility for OCTG accessories at our Zalau facility in Romania; and

•	increase the capacity for coiled tubing under the innovative BlueCoil™ technology, at our facility in the United States.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $80 million in 2014, compared to $86 million in 2013 and $43 million in 2012.

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

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates declined during 2014, particularly in the fourth quarter.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials remained relatively stable during 2014 until the end of the year, when a correction in pricing started, following the sharp decline in prices of raw materials, such as iron ore. For example, prices for Scrap Shredded FAS U.S. East Coast, published by CRU, averaged $341 per ton in 2013 and $339 per ton in 2014and in March 2015 they averaged $242 per ton.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina is close to 1 million tons and is supplied from Brazil primarily by Vale S.A. and Samarco Mineração S.A. Prices remained at high levels during the first quarter of 2014; however, slower than expected Chinese growth combined with significant oversupply to push prices down particularly in the second half of the year. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $135 per ton in 2013 and $97 per ton in 2014, and in March 2015 they averaged $57 per ton.

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

In Canada, we had a long-term agreement with Rio Tinto Fer et Titane, a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane was supplying round steel bars, at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend the original contract. The contract accommodates 50% of our steel bar needs. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements.

In Mexico, we have been sourcing steel bars from Ternium’s Mexican facilities since 2011, under a long term contract that grants us, during an eight-year period, preferential right to purchase up to 250,000 tons of round steel bars per year.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States.

Steel coil market prices were relatively stable during 2014, but started to show a downward trend toward the end of the year. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $692 per ton in 2013 and $724 per ton in 2014 and in March 2015 they averaged $538 per ton.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel and ArcelorMittal. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, in May 2013 we entered into a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2017. In December 2014 we reached an agreement with Nucor that temporarily allows us to purchase only the steel volumes that we need, until we see a recovery to the current weak pipe demand associated with the reduction in drilling activity.

In Canada, we have long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Essar Steel Algoma (“Essar”), which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario. In the case of Essar the contract expired in March 2015 and we have agreed to continue buying from them on a spot basis during 2015.

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

In order to supply our Mexican operations with energy, we have entered into certain arrangements to build and operate a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The power plant is expected to be operational in the fourth quarter of 2016, and will be operated by Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) and 22% by Tenaris. The power plant is estimated to require a total investment of $1.1 billion, and each shareholder has agreed to finance or provide guarantees in connection with the plant’s construction costs pro rata to its respective ownership interest. Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. YPF and Metroenergía are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol S.A., or Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2017. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we have a supply contract with Gasban that will be in force until April 2019.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. Energy costs have continued to increase since 2010. In addition, we may face occasional shortages. For example, over the course of the last several years, demand for electricity in Argentina has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last years driven by increased local demand and by governmental policies that cut back subsidies for consumption of natural gas by certain users. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially, within a short period. Our costs of ferroalloys decreased toward the end of 2014, in line with the general decline in international raw material prices.

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

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, at the product testing facilities of NKKTubes in Japan and at the new R&D center at Ilha do Fundao, Rio de Janeiro, Brazil (which commenced operations in 2014). We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

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

We spent $107 million for R&D in 2014, compared to $106 million in 2013 and $83 million in 2012.

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

Insurance

We carry property damage, general liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance program has indemnification caps up to $250 million for direct damage, depending on the different plants. As of February 2015 the Company decided to increase the deductible on the property damage insurance to $100 million.

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

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately $810 thousand) for products delivered to NIDC in prior years. As of December 31, 2014, an outstanding balance of EUR172 thousand (approximately $185 thousand) is still due to TGS. In addition, as of December 31, 2014, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by fifteen NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect outstanding payments during 2015.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2014, a balance of AED862 thousand (approximately $0.2 million) was owing to Tenaris, and Global FZE has advised Tenaris of its inability to process payment to Tenaris of the outstanding balance as a result of the current sanctions relating to Iran.

•	In March 2011, TGS entered into an agreement for the provision of technical field service assistance to ENI Iran B.V., or ENI Iran, for its project in Darquain, Iran, for a value of EUR246 thousand (approximately $264 thousand). Tenaris has been informed that ENI Iran operates the Darquain project pursuant to a service contract with the National Iranian Oil Company. All services required to be performed by Tenaris for the benefit of ENI Iran were completed and ceased prior to the end of 2012. In December 2013, Tenaris was informed by ENI Iran that it would seek approval to make payment of the contract amount in compliance with applicable laws. In June 2014, Tenaris collected all outstanding amounts under the aforementioned agreement.

Tenaris did not record any profit in 2014 in connection with the agreements described above.

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

In response to our inquiry, Tenova informed us that:

•	During 2014, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or was performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities were authorized by the Comitato di Sicurezza Finanziaria – CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Since several of Tenova’s Iran-related contracts are still currently being executed, Tenova is required to perform all outstanding obligations under such contracts.

•	Any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2014 with regard to the foregoing transactions amounted to $34 million, which represents 2.3% of its total sales revenue for 2014.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $5.1 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2014, 2013 and 2012.

			Percentage Ownership
Company	Country of Organization	Main Activity	2014	2013	2012
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A.	Brazil	Manufacture of welded steel pipes and capital goods	100%	100%	100%
Dalmine S.p.A.	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Exiros B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacture of sucker rods	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
PT Seamless Pipe Indonesia Jaya	Indonesia	Manufacture of seamless steel pipes	77%	77%	77%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Connection Limited	St. Vincent & Grenadines	Ownership and licensing of technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments S.àr.l Luxembourg, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Tubocaribe Ltda.	Colombia	Manufacture of welded steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a Luxembourg company controlled by San Faustin and its securities are listed on the New York Stock Exchange, or NYSE. As of March 31, 2015, the Company held 11.46% of Ternium’s share capital (including treasury shares).

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l., or Techint Holdings, a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated as a director of Ternium pursuant to this agreement.

Usiminas

On January 16, 2012, Confab acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality, flat steel products used in the energy, automotive and other industries.

This acquisition was part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with NSSMC, Mitsubishi, Metal One and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares subject to the Usiminas shareholders’ agreement, which represent approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising NSSMC, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares subject to the Usiminas shareholders’ agreement; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and Confab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remaining 7.7% corresponding to Tenaris) of the total shares subject to the Usiminas shareholders’ agreement; and Previdência Usiminas, which holds the remaining 10.6%. In addition, each of NSSMC and Ternium own 6.7 million and 51.4 million shares not subject to the Usiminas shareholders’ agreement; however, they are required to vote their shares in accordance with the control group. The rights and obligations of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders agreement. For a discussion of the investment in Usiminas, see note 12 “Investments in non-consolidated companies –Usiminas” to our audited restated consolidated financial statements included in this annual report.

Techgen

Techgen, S.A. de C.V., is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) and 22% by Tenaris. Techgen is building a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant is expected to be operational in the fourth quarter of 2016 and will supply electricity to Ternium’s and Tenaris’s Mexican facilities.

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see Item 4.B. “Information on the Company – Business Overview – Production Process and Facilities” and Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

Item 4A.	Unresolved Staff Comments

As part of its periodic reviews of Tenaris’ filings of financial statements, the Staff of the SEC has issued comments regarding the carrying value of Tenaris’ investment in Usiminas. The Staff requested information regarding Tenaris’ value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately USD4.8) per share which the Company’s affiliate Ternium paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from PREVI, and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment. After receiving the Staff’s comments, Tenaris provided additional information to the Staff supporting the Company’s accounting treatment of the Usiminas investment under IFRS as of September 30, 2014, and Tenaris had further discussions with members of the Staff.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. As a result, the Company recorded an impairment of its Usiminas investment of $161.2 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in value of that company’s participation in Usiminas. As a result of the impairment as of September 30, 2014, the Company did not record a further impairment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the financial statements for the years ended December 31, 2013 and 2012.

For a further information on the write-down of our investment in Usiminas as of September 30, 2014 and the restatement of previously issued financial statements, see “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas” to our audited restated consolidated financial statements included in this annual report.

Although the Company has not received confirmation that the Staff has no further comments, the Company believes that the restatement described above and in our restated audited consolidated financial statements is appropriately responsive to the Staff’s comments.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited restated consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS. IFRS differ in certain significant respects from U.S. GAAP.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices have fallen from over $100 per barrel in June 2014 to their current levels of around $50-$60 per barrel, as rapid production growth in the U.S. and Canada, slowing global demand growth and OPEC’s decision not to cut production levels have combined to create an excess of supply in the market. Natural gas prices have also fallen due to increased supply and limited demand growth. In this context, oil and gas operators, particularly in North America, are substantially cutting their exploration and production budgets for the year 2015, and are focused on reducing costs throughout their operations.

In 2014, worldwide drilling activity increased by 5% compared to 2013. In the United States the rig count in 2014 increased by 6% and in Canada by 7%. In the rest of the world, the rig count increased by 3% in 2014. However, due to the significant decline in oil and gas prices in the past few months, drilling activity is being reduced rapidly in North America, with the U.S. rig count falling by 792 rigs (43%) sequentially in the first quarter of 2015, and the Canadian rig count falling by 217 rigs (41%) in the first quarter of 2015 compared to the first quarter of 2014.

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

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In August 2014, the U.S. imposed anti-dumping duties on OCTG imports from various countries, including South Korea. However, despite the trade case ruling, unfairly-traded steel pipe imports from South Korea remain at a very high level. Similarly, in Canada, an anti-dumping investigation is underway and while the final determination on injury is still pending, in March 2015 the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries.

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

The costs of steelmaking raw materials and of steel coils and plates declined during 2014, particularly at the end of the year.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment

Subsequent to the issuance of the Company’s audited annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the board of directors and the general meeting of shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usiminas.

This restatement follows the conclusion of previously disclosed discussions with the SEC Staff regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately $4.8) per share which the Company’s affiliate Ternium paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil– PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restated consolidated financial statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded an impairment of $161.2 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in value of that company’s participation in Usiminas. Because of this impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the consolidated financial statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by $165.0 million, accumulated income has decreased by $184.8 million and cumulative currency translation adjustment (of non-consolidated companies) has increased by $19.7 million. The 2014 basic and diluted earnings per share for profit attributable to the owners of the parent have decreased from $1.14 gain per share to $0.98 gain per share.

Outlook

While the extent and duration of the decline in drilling activity remains unclear, we expect demand for OCTG products to decline around 30% in 2015 compared to 2014. We expect that the decline in drilling activity and demand for OCTG will be more rapid and pronounced in the United States and Canada and more gradual in the rest of the world.

For 2015, we expect our sales in the United States and Canada to be affected by the aforementioned reduced drilling activity and by the uncertainty concerning the still very high level of unfairly-traded steel pipe imports and its impact on OCTG inventories in the United States. In the Eastern Hemisphere, our sales will be affected by OCTG destocking in Saudi Arabia and lower offshore drilling activity in sub-Saharan Africa, the North Sea and the Far East. However, we expect our sales in South America to be supported by sales for pipeline projects in Argentina and Brazil. The reduction in demand for OCTG is putting downward pressure on prices.

We are adjusting our operations to face the new environment, making certain adjustments in our workforce worldwide and optimizing allocation among our plants to take advantage of differences in operating costs and currency movements. We are also reviewing our fixed costs with a view to making our structure more efficient. The costs of our metallic load have been declining, which will ultimately help to soften the reduction in operating margins. Additionally, we will continue to focus on working capital efficiencies, primarily on inventories and receivables.

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

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited restated consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP.

The preparation of these audited restated consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

Impairment and recoverability of goodwill and other assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of Tenaris’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

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

In 2014, we recorded an impairment charge of $206 million on the value of our welded pipe assets in Colombia and Canada, reflecting the severe decline in oil prices, and its impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. For a detailed explanation of the impairment calculation please see note 5 “Other operating income and expenses – Impairment charge” to our audited restated consolidated financial statements included in this annual report.

2014 Impairment on non-consolidated companies – Usiminas

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market.

As mentioned in the General Information section to our audited restated consolidated financial statements included in this annual report, following the conclusion of discussions with the SEC Staff regarding their comments related to the carrying value of our investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and wrote down its investment in Usiminas by $161.2 million in 2014. The Company recalculated value in use as of September 30, 2014, based primarily on the assumption of a more conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. The discount rate used to test the investment in Usiminas for impairment was 10.4%. See “General Information – Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas” to our audited restated consolidated financial statements included in this annual report.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2014. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

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

A. Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited restated consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information – Accounting Principles” and Accounting Policies “A. Basis of presentation” and “B. Group accounting” to our audited restated consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited restated consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2014 Restated	2013	2012
Selected consolidated income statement data(1)
Continuing Operations
Net sales	10,337,962	10,596,781	10,834,030
Cost of sales	(6,287,460)	(6,456,786)	(6,637,293)

Gross profit	4,050,502	4,139,995	4,196,737
Selling, general and administrative expenses	(1,963,952)	(1,941,213)	(1,883,789)
Other operating (expenses) income, net(2)	(187,734)	(13,952)	43,659

Operating income	1,898,816	2,184,830	2,356,607
Finance income	38,211	34,767	36,932
Finance cost	(44,388)	(70,450)	(55,507)
Other financial results	39,214	7,004	(31,529)

Income before equity in earnings of non-consolidated companies and income tax	1,931,853	2,156,151	2,306,503
Equity in earnings (losses) of non-consolidated companies(3)	(164,616)	46,098	(63,206)

Income before income tax	1,767,237	2,202,249	2,243,297
Income tax	(586,061)	(627,877)	(541,558)

Income for the year	1,181,176	1,574,372	1,701,739
Income attributable to(4):
Owners of the parent	1,158,517	1,551,394	1,699,375
Non-controlling interests	22,659	22,978	2,364

	1,181,176	1,574,372	1,701,739
Depreciation and amortization	(615,629)	(610,054)	(567,654)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.98	1.31	1.44
Basic and diluted earnings per share	0.98	1.31	1.44
Dividends per share(5)	0.45	0.43	0.43

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the year 2012. In addition, the consolidated financial statements for the year ended December 31, 2014, previously furnished under Form 6-K dated February 20, 2015, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information see “I General Information” and “II Accounting Policy – A Basis of presentation” to our audited restated consolidated financial statements included in this annual report.
(2)	Other operating (expenses) income, net in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(3)	Equity in earnings (losses) of non-consolidated companies in 2014 includes an impairment charge of $161 million on the Usiminas investment.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(5)	Dividends per share correspond to the dividends paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2014 Restated(1)	2013
Selected consolidated financial position data
Current assets	7,396,322	6,903,900
Property, plant and equipment, net	5,159,557	4,673,767
Other non-current assets	3,954,799	4,353,303

Total assets	16,510,678	15,930,970

Current liabilities	2,602,829	2,119,729
Non-current borrowings	30,833	246,218
Deferred tax liabilities	714,123	751,105
Other non-current liabilities	356,579	344,052

Total liabilities	3,704,364	3,461,104
Capital and reserves attributable to the owners of the parent	12,654,114	12,290,420
Non-controlling interests	152,200	179,446

Equity	12,806,314	12,469,866

Total liabilities and equity	16,510,678	15,930,970

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

(1)	The consolidated financial statements for the year ended December 31, 2014, previously furnished under Form 6-K dated February 20, 2015, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information see “I General Information” to our audited restated consolidated financial statements included in this annual report.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2014 Restated(1)	2013	2012
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(60.8)	(60.9)	(61.3)

Gross profit	39.2	39.1	38.7
Selling, general and administrative expenses	(19.0)	(18.3)	(17.4)
Other operating (expenses) income, net	(1.8)	(0.1)	0.4

Operating income	18.4	20.6	21.8
Finance income	0.4	0.3	0.3
Finance cost	(0.4)	(0.7)	(0.5)
Other financial results	0.4	0.1	(0.3)

Income before equity in earnings of non-consolidated companies and income tax	18.7	20.3	21.3
Equity in earnings (losses) of non-consolidated companies	(1.6)	0.4	(0.6)

Income before income tax	17.1	20.8	20.7
Income tax	(5.7)	(5.9)	(5.0)

Income for the year	11.4	14.9	15.7
Income attributable to:
Owners of the parent	11.2	14.6	15.7
Non-controlling interests	0.2	0.2	0.0

(1)	The consolidated financial statements for the year ended December 31, 2014, previously furnished under Form 6-K dated February 20, 2015, have been restated to reduce the carrying amount of the Company’s investment in Usiminas. For more information see “I General Information” to our audited restated consolidated financial statements included in this annual report.

Fiscal Year Ended December 31, 2014, Compared to Fiscal Year Ended December 31, 2013

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2014		2013
Tubes	9,582	93%	9,812	93%	(2%)
Others	756	7%	784	7%	(4%)

Total	10,338	100%	10,597	100%	(2%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2014	2013
Seamless	2,790	2,612	7%
Welded	885	1,049	(16%)

Total	3,675	3,661	0%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2014	2013
Net sales
- North America	4,609	4,077	13%
- South America	1,823	2,237	(19%)
- Europe	924	890	4%
- Middle East &Africa	1,817	2,094	(13%)
- Far East &Oceania	408	513	(20%)

Total net sales	9,582	9,812	(2%)
Operating income (1)	1,866	2,097	(11%)
Operating income (% of sales)	19.5%	21.4%

(1)	Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 2% to $9.6billion in 2014, compared to $9.8billion in 2013, reflecting flat overall volumes and a 3% decrease in average selling prices, driven by a less rich mix of products sold both for seamless and welded pipes. In North America, sales increased due to higher sales in the U.S. shale plays reflecting higher drilling activity and improved pricing conditions following the final determination of anti-dumping duties on unfair imports from South Korea and other countries, as well as higher levels of sales to deepwater projects in the Gulf of Mexico. In South America, sales decreased due to a virtual halt of shipments of line pipe products in Brazil and Argentina, due to our customers’ financial and operating constraints. In Europe, sales increased mainly due to a higher level of sales of OCTG products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower levels of sales in the Middle East reflecting the onset of OCTG destocking in Saudi Arabia in the second half and lower sales in the United Arab Emirates, partially offset by an increase in sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased mainly due to lower sales of OCTG products in Indonesia and China and of line pipe products to offshore and Hydrocarbon Processing Industry projects.

Operating income from tubular products and services decreased 11% to $1,866 million in 2014, from $2,097 million in 2013. Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Excluding the impairment charge, operating income and margins would have been relatively flat as the decline in average selling prices was offset by a similar decline in costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2014	2013
Net sales	756	784	(4%)
Operating income	33	88	(62%)
Operating income (% of sales)	4.4%	11.2%

Net sales of other products and services decreased 4% to $756 million in 2014, compared to $784 million in 2013, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher levels of sales of coiled tubes and pipes for electric conduit in the United States.

Operating income from other products and services decreased 62% to $33 million in 2014, from $88 million in 2013, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.0% in 2014 compared to 18.3% in 2013, mainly due to the effect of a 3% increase in labor costs on lower sales.

Other operating income and expenses resulted in expenses of $188 million in 2014, compared to $14 million in 2013, mainly due to an asset impairment charge in 2014, amounting to $206 million. This charge mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in Colombia and Canada.

Financial results amounted to a gain of $33 million in 2014, compared to a loss of $29 million in 2013. The improvement in financial results was mainly due to lower financial costs due to a lower average debt position compared to the previous year, in addition to a lower proportion of unhedged Argentine peso-denominated debt (which has higher interest rates).

Equity in earnings (losses) of non-consolidated companies generated a loss of $165 million in 2014, compared to a gain of $46 million in 2013. Our 2014 results were negatively affected by a $161 million impairment charge on our Usiminas investment. See “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited restated consolidated financial statements included in this annual report.

Income tax charges totaled $586 million in 2014, equivalent to 30.3% of income before equity in earnings of non-consolidated companies and income tax, compared to $628 million in 2013, equivalent to 29.1% of income before equity in earnings of non-consolidated companies and income tax. Excluding the portion of the impairment attributable to goodwill ($96 million), which has no effect on deferred tax, the effective tax rate for 2014 was 28.9%.

Income for the year decreased 25% during the year, to $1,181 million in 2014, compared to $1,574 million in 2013. This decline is mostly attributable to a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus the $161 million impairment charge at our investment in Usiminas in Brazil discussed elsewhere in this annual report.

Income attributable to owners of the parent was $1,159 million, or $0.98 per share ($1.96 per ADS), in 2014, compared to $1,551 million, or $1.31 per share ($2.63 per ADS), in 2013. This decline is mostly attributable to a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus the $161 million impairment charge at our investment in Usiminas in Brazil discussed elsewhere in this annual report.

Income attributable to non-controlling interest was $23 million in 2014, the same figure as in 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

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

Financial results amounted to a loss of $29 million in 2013, compared to a loss of $50 million in 2012. Net interest expenses amounted to $36 million in 2013, compared to $19 million in 2012. The increase in interest expenses was due to a higher proportion of unhedged Argentine peso-denominated debt (with higher interest rates). This was offset by better other financial results, (a gain of $7 million in 2013, compared to a loss of $32 million in 2012), mainly due to the positive impact of the devaluation of the Argentine peso against the U.S. dollar during 2013 (32.7%) on our Argentine peso-denominated debt.

Equity in earnings (losses) of non-consolidated companies generated a gain of $46 million in 2013, compared to a loss of $63 million in 2012 (the 2012 loss was related to an impairment on our investment in Usiminas). The 2013 gain was mostly derived from our equity investment in Ternium S.A. (NYSE:TX).

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

B. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2014	2013	2012
Net cash provided by operating activities	2,044	2,377	1,856
Net cash used in investing activities	(1,786)	(1,309)	(1,480)
Net cash used in financing activities	(424)	(1,217)	(426)

(Decrease)/Increase in cash and cash equivalents	(165)	(149)	(49)
Cash and cash equivalents at the beginning of year (excluding overdrafts)	598	773	815
Effect of exchange rate changes	(16)	(26)	7
(Decrease)/Increase in cash and cash equivalents	(165)	(149)	(49)

Cash and cash equivalents at the end of year (excluding overdrafts)	416	598	773

Cash and cash equivalents at the end of year (excluding overdrafts)	416	598	773
Bank overdrafts	1	16	56
Other investments	1,838	1,227	644
Borrowings	(999)	(931)	(1,744)

Net cash / (debt)	1,257	911	(271)

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2014 we generated $2.0 billion of operating cash flow, our capital expenditures amounted to $1.1 billion and we paid dividends amounting to $531 million. At the end of the year we had a net cash position of $1.3 billion, compared to $911 million at the beginning of the year.

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

At December 31, 2014, liquid financial assets as a whole (i.e., cash and cash equivalents and other current investments) were 13.7% of total assets compared to 11.6% at the end of 2013.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2014, U.S. dollar denominated liquid assets represented 83%, of total liquid financial assets compared to 76% at the end of 2013.

Fiscal Year Ended December 31, 2014, Compared to Fiscal Year Ended December 31, 2013

Operating activities

Net cash provided by operations during 2014 was $2.0 billion, compared to $2.4 billion during 2013. This 14% decrease was mainly attributable to an increase in our working capital needs. During 2014 our working capital increased $72 million, while during 2013 it decreased $189 million. The main yearly variation was related to an increase in inventory during 2014, amounting to $73 million, which compares with a decrease in inventory of $288 million in 2013. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited restated consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $1.8 billion in 2014, compared to $1.3 billion in 2013, mostly driven by an increase in capital expenditures. Capital expenditures increased $336 million, reaching $1.1 billion in 2014, due to the construction of the greenfield seamless mill in Bay City, Texas. In addition, during 2014 we invested $611 million in short term securities, compared to $583 million in 2013.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $424 million in 2014, compared to $1.2 billion in 2013.

Dividends paid during 2014 amounted to $531 million, compared to $508 million in 2013.

During 2014 we had net proceeds from borrowings of $156 million, mainly related to the renewal of short-term facilities, while in 2013 we had net repayments of borrowings of $683 million.

Our total liabilities to total assets ratio was 0.22:1 as of December 31, 2014, the same figure as of December 31, 2013.

Fiscal Year Ended December 31, 2013, Compared to Fiscal Year Ended December 31, 2012

Operating activities

Net cash provided by operations during 2013 was $2.4 billion, compared to $1.9 billion during 2012. This 28% increase was mainly attributable to a reduction in working capital needs. During 2013 working capital decreased $189 million, while during 2012 it increased $303 million. The main yearly variations were related to a decline in inventories and trade receivables during 2013 ($288 million and $130 million, respectively), following the decline in sales and prices of raw materials, compared to an increase in inventories and trade receivables during 2012 ($175 million and $167 million, respectively). For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited restated consolidated financial statements included in this annual report.

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

Principal Sources of Funding

During 2014, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2014, borrowings increased by $68 million, to $999 million at December 31, 2014, from $931 million at December 31, 2013.

Borrowings consist mainly of bank loans. As of December 31, 2014 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 92% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited restated consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2014 and 2013:

Millions of U.S. dollars	2014	2013
Bank borrowings	997	913
Bank overdrafts	1	16
Finance lease liabilities	1	2

Total borrowings	999	931

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.9% at December 31, 2014 and to 7.5% at December 31, 2013. The decrease in our weighted average interest rates is explained by a lower proportion of unhedged, Argentine peso-denominated debt (which has higher interest rates).

The maturity of our financial debt is as follows:

Millions of U.S. dollars At December 31, 2014	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	968	8	1	1	1	19	999
Interests to be accrued	19	3	1	1	1	2	27

Total	988	10	2	2	2	22	1,027

Our current borrowings to total borrowings ratio increased from 0.74:1 as of December 31, 2013 to 0.97:1 as of December 31, 2014. However, our liquid financial assets exceeded our total borrowings, resulting in a net cash position (cash and other current investments less total borrowings) of $1.3 billion at December 31, 2014, compared with $911 million at December 31, 2013.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 24 “Derivative financial instruments” to our audited restated consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure about Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2014 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2014	Tamsa	Bank loans	522	2015
Mainly 2014	Siderca	Bank loans	183	Mainly 2015
December 2014	Tubocaribe	Bank loans	180	December 2015(*)

(*)	The main covenant on this loan agreement is compliance with financial ratios (i.e., leverage ratio).

As of December 31, 2014, Tenaris was in compliance with all of its covenants.

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. Liquefied natural gas, or LNG prices have traditionally been established in relation to international oil prices, particularly in the largest LNG markets in Asia.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies frequently collaborate to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC, or otherwise cooperate with OPEC in balancing the supply and price of oil. Another factor that has affected the international price level of oil has to do with the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

Following three years of relatively stable oil prices around $100 per barrel prices started to decline in the middle of 2014 and rapidly reached levels around $50 per barrel in January 2015, once OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. In 2014, global oil demand growth was weaker than initially expected and production growth from U.S. tight oil exceeded expectations, leading to an excess of supply in the market which has not been balanced by a cut in OPEC production. The collapse in oil prices is leading oil and gas operators to substantially reduce their exploration and production investments and this, in turn, is resulting in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations.

North American gas prices, have remained low following the 2008 economic and financial crisis (less than $6 per million BTU) and have averaged around $3-4 per million BTU over the last three years as increases in production, primarily from productive shale gas deposits, exceeded increases in consumption, reducing the need for imports and putting pressure on gas storage capacity. Low prices are encouraging investment in gas consuming industrial facilities and higher consumption is expected through coal to gas switching for electric power production particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. Additionally, facilities which had been originally designed to import LNG into the United States are being converted into export facilities to take advantage of low prices to export LNG from the United States.

Drilling activity in the United States and Canada, declined substantially in 2009, but recovered in 2010 and 2011, stayed flat in 2012, declined in 2013, although lower rig counts were largely offset by drilling efficiencies (higher number of wells drilled per rig) and increased in 2014. Since November 2014, however, rig counts have plummeted in response to the cut back in exploration and production investments. In the rest of the world, drilling activity steadily increased over the past few years, led by gas drilling in the Middle East and offshore drilling, but began to decline in the second half of 2014.

In recent years, a growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions, combined with increased regulatory pressures and more stringent industry standards following the blow-out of the Macondo well in the U.S. Gulf of Mexico, demand new and high value products and services in most areas of the world. However, the high cost and long lead times required to develop some of these projects could lead to a slowdown in new project developments in a context of low and more volatile oil prices.

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

Rig count

	2014	2013	2012	2011	2010
International(*)	1,337	1,296	1,165	1,139	1,069
Canada	380	355	365	423	351
United States	1,862	1,761	1,919	1,875	1,541

Worldwide	3,578	3,412	3,449	3,437	2,961

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Percentage increase (decrease) over the previous year

	2014	2013	2012	2011
International(*)	3%	11%	2%	7%
Canada	7%	(3%)	(14%)	21%
United States	6%	(8%)	2%	22%

Worldwide	5%	(1%)	0%	16%

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

E. Off-Balance Sheet Arrangements

During 2014, the Company granted the following guarantees in relation to its participation in our non-consolidated company, Techgen:

•	A corporate guarantee covering 22% of the outstanding value of transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately $285 million. The Company’s exposure under the guarantee in connection with these agreements amounts to $62.7 million, corresponding to 30% of the outstanding value of the agreements as of December 31, 2014.

•	A corporate guarantee covering 22% of Techgen’s obligations under three stand-by letters of credit up to an amount of $47.5 million issued in relation to an agreement with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to such equipment for an outstanding amount of approximately $238 million. The Company’s exposure under the guarantee in connection with these stand-by letters of credit amounts to$7.2 million.

•	A corporate guarantee covering 22% of Techgen’s obligations under a syndicated loan agreement, the proceeds of which will be used by Techgen for the construction of its facilities. As of December 31, 2014, disbursements under the syndicated loan agreement amounted to $440 million, Tenaris having provided a guarantee of approximately $96.8 million. If the $800 million syndicated loan is disbursed in full, the amount guaranteed by the Company will amount to approximately $176 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen and the Company were in compliance with all of their covenants under this syndicated loan agreement.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited restated consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2014, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Borrowings	968	8	1	1	1	19	999
Interest to be accrued (*)	19	3	1	1	1	2	27
Purchase commitments	675	75	—	—	—	—	750

Total contractual obligations and commitments	1,662	85	2	2	2	21	1,776

(*)	Includes the effect of hedge accounting.

Purchase commitments as of December 31, 2014, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America, amounting to $248 million, and various contracts relating to our new greenfield seamless mill in Bay City, Texas, amounting to $502 million. For more information on our purchase commitments see note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited restated consolidated financial statements included in this annual report.

G. Recent Developments

Annual Dividend Approval

On May 6, 2015, the annual general meeting of shareholders approved an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177 million, paid in November 2014. The dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million was paid on May 20, 2015.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment

Subsequent to the issuance of the Company’s audited annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and following the approval of such consolidated financial statements by the board of directors and the general meeting of shareholders, the Company has restated such consolidated financial statements to reduce the carrying amount of the Company’s investment in Usiminas.

This restatement follows the conclusion of previously disclosed discussions with the SEC Staff regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately $4.8) per share which the Company’s affiliate Ternium paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from PREVI, and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of the restated consolidated financial statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. As a result, the Company recorded an impairment of $161.2 million as of September 30, 2014, resulting in a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in value of that company’s participation in Usiminas. Because of this impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

Accordingly, the Company’s 2014 annual consolidated financial statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated income statement, the consolidated statement of other comprehensive income and the consolidated statement of cash flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the consolidated financial statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by $165.0 million, accumulated income has decreased by $184.8 million and cumulative currency translation adjustment (of non-consolidated companies) has increased by $19.7 million. The 2014 basic and diluted earnings per share for profit attributable to the owners of the parent have decreased from $1.14 gain per share to $0.98 gain per share.

Following the restatement, the restated consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 of the Company have been approved and authorized for issue by the board of directors on May 28, 2015.

For more information see “General Information-Restatement of previously issued financial statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited restated consolidated financial statements included in this annual report.

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

Under the Company’s articles of association, until 2020, the board of directors is authorized to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

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

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2014
Roberto Bonatti(1)	Director	President of San Faustin	12	65
Carlos Condorelli	Director	Director of Tenaris and Ternium	8	63
Carlos Franck	Director	President of Santa María	12	64
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	10	75
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	12	66
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	13	62
Jaime Serra Puche	Director	Chairman of SAI Consultores	12	63
Alberto Valsecchi	Director	Director of Tenaris	7	70
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	12	72
Guillermo Vogel	Director	Vice chairman of Tamsa	12	64

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Santa María S.A.I.F. and Inverban S.A. and a member of the board of directors of Siderca, Techint Financial Corporation N.V., Techint Holdings S.àr.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University. Mr. Franck is an Argentine citizen.

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

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is board member of Bocconi University. He is a member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

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

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Alfa, the American Iron and Steel Institute, the Universidad Panamericana – IPADE, SANLUIS Corporación, Estilo y Vanidad, Innovare, Novopharm, Corporación Mexicana de Inversiones de Capital and the European Network Business Solutions. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association.

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

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

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

Our independent auditor for the fiscal year ended December 31, 2014, appointed by the shareholders’ meeting held on May 7, 2014, was PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2014
Paolo Rocca	Chairman and Chief Executive Officer	62
Edgardo Carlos	Chief Financial Officer	48
Gabriel Casanova	Supply Chain Director	56
Alejandro Lammertyn	Planning Director	49
Carlos Pappier	Chief Process and Information Officer	53
Marco Radnic	Human Resources Director	65
Marcelo Ramos	Technology Director	51
Vincenzo Crapanzano	Industrial Director	62
Germán Curá	North American Area Manager	52
Sergio de la Maza	Central American Area Manager	58
Renato Catallini	Brazilian Area Manager	48
Javier Martínez Alvarez	Southern Cone Area Manager	48
Gabriel Podskubka	Eastern Hemisphere Area Manager	41
Sergio Tosato	European Area Manager	65

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

Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

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

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.

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

Sergio Tosato. Mr. Tosato currently serves as our European Area Manager, a position he assumed in April 2015. Mr. Tosato first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including industrial coordination director, director of operations in Siderca and manufacturing director in Dalmine. Since 2013, he was the director for industrial expansion, with responsibility over the greenfield seamless mill project in Bay City, Texas, until he assumed his current position. Mr. Tosato is an Italian citizen.

B. Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2014 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2014, 2013 and 2012, the cash compensation of directors and senior managers amounted to $26.0 million, $28.1 million and $24.1 million respectively. In addition, directors and senior managers received 567, 534 and 542 thousand units for a total amount of $6.2 million, $5.6 million and $5.2 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits –Other long term benefits” to our audited restated consolidated financial statements included in this annual report.

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

The Company’s board of directors has an audit committee consisting of three members. On May 6, 2015, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

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

D. Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2014
Argentina	6,421
Mexico	5,518
Brazil	3,835
United States	3,549
Italy	2,352
Romania	1,725
Canada	1,225
Indonesia	677
Colombia	614
Japan	588
Other Countries	1,312

Total employees	27,816

At December 31, 2013 and December 31, 2012, the number of persons employed by Tenaris was 26,825 and 26,673 respectively.

Our headcount increased by 4%, at year end 2014, mainly in Brazil, at our industrial equipment business and due to the incorporation of the employees of Socotherm having acquired the remaining 50% of the share capital that was not already owned by Tenaris. The number of employees also increased in Mexico, mainly because of higher production needs and in the United States due to the industrial expansion project in Bay City, Texas.

We estimate that overall market demand for OCTG in 2015 will decline by around 30% compared to 2014, including reductions in inventory. We are therefore adjusting our operation to face the new environment, preparing ourselves for what could be a prolonged downturn. We are reducing our labor costs worldwide through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities.

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

E. Share Ownership

To our knowledge, the total number of Shares (in the form of Shares or ADSs) beneficially owned by our directors and senior management as of March 31, 2015 was 1,401,103, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Carlos Pappier	500

Total	1,401,103

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table shows the beneficial ownership of the Shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), (2) non-affiliated public shareholders, and (3) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC (2)	123,207,852	10.44%
Directors and senior management as a group	1,401,103	0.12%
Public	342,322,688	29.00%

Total	1,180,536,830	100.00%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
(2)	On January 5, 2015, Aberdeen Asset Management PLC filed a Schedule 13(G) with the SEC informing that, as of December 31, 2014, it is deemed to be the beneficial owner of 61,603,926 ADSs of Tenaris, (representing 123,207,852 Shares par value US$ 1.00 per Share), representing 10.44% of Tenaris’s issued and outstanding capital share. Aberdeen Asset Management PLC informed Tenaris that, as of December 31, 2014, it held 8.17% of Tenaris’s votes.

As of March 31, 2015, 124,376,483ADSs (representing 248,752,966Shares, or 21% of all issued and outstanding Shares of the Company), and there were 374 registered holders resident in the United States.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars done under a long term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $170 million in 2014, $157 million in 2013 and $163 million in 2012.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $50 million in 2014, $50 million in 2013 and $52 million in 2012.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $3 million in 2014 and $3 million in 2013.

In Brazil, in the ordinary course of business we purchase flat steel products for use in our welded steel pipe operations, from Usiminas, which became a related party in January 2012 after we acquired 5.0% of its shares with voting rights and 2.5% of the total share capital. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $79 million in 2014, $110 million in 2013 and $193 million in 2012.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $28 million in 2014, $27 million in 2013 and $34 million in 2012.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $2 million in 2014, $12 million in 2013 and $10 million in 2012.

Purchase Agency Services

Exiros, in which we have a 50% share ownership with Ternium having the remaining 50%, provides our subsidiaries with purchase agency services in connection with our purchases of raw materials and other products or services. In connection with Exiros’ services, Tenaris paid fees amounting to $38 million in 2012. Starting on January 1, 2013, and in connection with an amendment to Exiros shareholders’ agreement, the Company began to consolidate Exiros’s assets, liabilities, revenues and expenses in relation to its interest in the joint operation.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $2 million in 2014, $3 million in 2013 and $8 million in 2012.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1 million in 2014, $1 million in 2013 and $1 million in 2012.

Litoral Gas’s sales to Tenaris totaled $1 million in 2014, $2 million in 2013 and $2 million in 2012.

Energy Consulting Services’s sales to Tenaris totaled $12 million in 2014, $7 million in 2013 and $2 million in 2012.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $83 million in 2014, $94 million in 2013 and $79 million in 2012.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $106 million in 2014, $104 million in 2013 and $78 million in 2012.

Sales of Other Products and Services

We also enter into sales transactions with companies controlled by San Faustin for the sale of other products and services. Within them:

•	We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $2 million in 2014, $3 million in 2013 and $4 million in 2012.

•	We used to provide administrative services to Exiros and other related parties. Sales of these services amounted to $2 million in 2012.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $14 million in 2014, $14 million in 2013 and $13 million in 2012.

Other Transactions

We contracted pipe coating services from Tenaris Coating do Brasil S.A. (formerly Socotherm Brasil S.A. “Socotherm”), for an amount of $6 million from January 2014 to August 2014, $42 million in 2013 and $60 million in 2012. In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm. Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $29 million in 2014, $4 million in 2013 and $10 million in 2012.

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

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-56 for our audited restated consolidated financial statements.

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

Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $342 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment.

On December 24, 2013, the company received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of December 31, 2014, of EUR248 million (approximately $301 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. The hearing on this appeal is scheduled to be held on June 22, 2015.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material liability.

CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal during 2015.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM), on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator, Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Tenaris believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Financial Statements.

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

The following table shows the dividends approved by the Company’s shareholders in the last five years:

Shareholders’ meeting date	Approved dividend			Dividend payment date
	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
June 1, 2011	401	0.34	0.68	November 2010	June 2011
May 2, 2012	449	0.38	0.76	November 2011	May 2012
May 2, 2013	508	0.43	0.86	November 2012	May 2013
May 7, 2014	508	0.43	0.86	November 2013	May 2014
May 6, 2015	531	0.45	0.90	November 2014	May 2015

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2014, the Company’s legal reserve represented 10% of its share capital.

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

As of March 31, 2015, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2015, a total of 248,752,966 Shares were registered in the name of the depositary for the Company’s ADR program. March 2015, month end closing sale price for the ADSs on the NYSE was $28.00, the closing sale price of the Shares on the Italian Stock Exchange was Euro 13.06, on the Buenos Aires Stock Exchange was ARS 169.80 and on the Mexico Stock Exchange was Mexican pesos 215.70.

New York Stock Exchange

As of March 31, 2015, a total of 124,376,483 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. For the year ended December 31, 2014, Deutsche Bank Trust Company Americas acted as the Company’s depositary for issuing ADS evidencing Shares. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2010	High	Low
Full year	49.09	33.50

	Price per ADS
2011	High	Low
Full year	50.79	24.08

	Price per ADS
2012	High	Low
Full year	44.51	30.50

	Price per ADS
2013	High	Low
First quarter	42.80	39.64
Second quarter	44.49	38.78
Third quarter	49.44	41.04
Fourth quarter	48.50	42.63
Full year	49.44	38.78

	Price per ADS
2014	High	Low
First quarter	47.36	40.95
Second quarter	47.15	42.55
Third quarter	47.83	42.03
Fourth quarter	44.01	28.18
Full year	47.83	28.18

	Price per ADS
Last Six Months	High	Low
October 2014	44.01	37.83
November 2014	39.04	32.93
December 2014	32.54	28.18
January 2015	29.91	26.75
February 2015	31.15	28.01
March 2015	28.89	26.83

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2010	High	Low
Full year	18.65	13.04

	Price per Share
2011	High	Low
Full year	18.51	9.06

	Price per Share
2012	High	Low
Full year	17.02	12.10

	Price per Share
2013	High	Low
First quarter	16.24	14.76
Second quarter	16.89	14.72
Third quarter	18.44	15.67
Fourth quarter	17.67	15.44
Full year	18.44	14.72

	Price per Share
2014	High	Low
First quarter	17.16	14.80
Second quarter	17.28	15.52
Third quarter	18.18	15.75
Fourth quarter	17.79	11.36
Full year	18.18	11.36

	Price per Share
Last Six Months	High	Low
October 2014	17.79	14.74
November 2014	15.58	13.30
December 2014	13.22	11.36
January 2015	12.88	11.25
February 2015	13.67	12.37
March 2015	13.39	12.62

The Italian Stock Exchange, managed by Borsa Italiana, S.p.A., uses a completely electronic trading system for the real-time execution of trades. Blue-chip securities are traded using the auction and continuous trading method from 8:00 A.M. to 5:30 P.M. each business day.

Buenos Aires Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in nominal ARS per share), traded on the Buenos Aires Stock Exchange (Source: Bloomberg LP).

	Price per Share
2010	High	Low
Full year	98.60	65.86

	Price per Share
2011	High	Low
Full year	108.00	56.75

	Price per Share
2012	High	Low
Full year	141.00	90.00

	Price per Share
2013	High	Low
First quarter	173.80	141.70
Second quarter	208.00	155.10
Third quarter	229.00	156.60
Fourth quarter	226.40	180.50
Full year	229.00	141.70

	Price per Share
2014	High	Low
First quarter	273.00	190.00
Second quarter	250.50	213.00
Third quarter	346.10	215.00
Fourth quarter	316.00	160.50
Full year	346.10	160.50

	Price per Share
Last Six Months	High	Low
October 2014	316.00	254.00
November 2014	261.00	202.00
December 2014	195.00	160.50
January 2015	183.00	162.00
February 2015	192.00	166.50
March 2015	173.20	159.95

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

	Price per Share
2010	High	Low
Full year	305.00	218.82

	Price per Share
2011	High	Low
Full year	365.00	160.60

	Price per Share
2012	High	Low
Full year	274.23	223.01

	Price per Share
2013	High	Low
First quarter	268.83	254.88
Second quarter	272.22	245.34
Third quarter	316.90	301.00
Fourth quarter	311.50	279.12
Full year	316.90	245.34

	Price per Share
2014	High	Low
First quarter	310.29	273.41
Second quarter	304.00	283.20
Third quarter	296.35	278.75
Fourth quarter	279.84	208.52
Full year	310.29	208.52

	Price per Share
Last Six Months	High	Low
October 2014	279.84	256.87
November 2014	261.01	242.00
December 2014	229.71	208.52
January 2015	209.43	195.00
February 2015	214.00	210.50
March 2015	223.65	206.45

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

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2015, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

The Company’s articles of association authorize the board of directors until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2014. The legal reserve is not available for distribution.

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

The Company’s annual general shareholders’ meeting held on May 6, 2015, approved, among other things, our previously issued audited consolidated financial statements. (Our audited restated consolidated financial statements included in this annual report will be submitted to the consideration of our next annual general shareholders’ meeting to be held on May 4, 2016). On May 6, 2015, the Company also held an extraordinary general meeting of shareholders, which decided to renew for a five-year period the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

Holders of Shares deposited in fungible securities accounts have the same rights and obligations as holders of Shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of Shares held on the applicable record date for such meeting. See section titled “Holders of Shares: procedures for attending and voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2015, (File No. 001-31518 15745932), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section “Holders of ADRs: procedures for voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2015, (File No. 001-31518 15745932), which is incorporated by reference herein.

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

Argentina

As of December 31, 2014, approximately 8% of Tenaris’s consolidated net assets were located in Argentina. Since 2002, the Argentine government has maintained a “dirty” flotation of the Argentine peso/U.S.-dollar exchange rate, through frequent interventions in the market. For example, the Argentine peso has been subject to a devaluation of approximately 31% during 2014. In addition, the government has imposed foreign exchange restrictions affecting the free flow of capital. These restrictions have proven to change frequently, driven mainly by the need of the government to control the volatility of the foreign exchange rate and to try to impede the flight of capital from Argentina. Since October 2011, the government has significantly raised the restrictions on the purchase of foreign currencies and transfers made abroad, mainly for investment and saving purposes, and in 2012, it reduced drastically the timeframe for repatriating the proceeds from the exports of goods and services into Argentina. The most relevant restrictions on foreign exchange transactions that may affect Tenaris are described below.

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

Imports of Goods

Since February 2012, customs clearances of imports of goods and remittances to pay for imports are subject to prior approval by the Argentine tax authorities and the Argentine Secretary of Commerce. The criteria for approval of import transactions are not determined in the applicable regulations. Notwithstanding the foregoing, Tenaris’s Argentine subsidiaries have not suffered significant delays in obtaining the necessary approvals for its imports of raw materials and equipment during 2014.

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

Dividends and other distributions

Since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. In addition, since mid-2012, Argentine authorities have applied limitations on remittances of dividends and other cash distributions from Argentina to abroad. As a result of these restrictions, Tenaris’s Argentine subsidiaries may be unable to remit or may experience delays in remitting dividends by way of wire transfers to be made from Argentina

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

In light of the then impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets, in accordance with the applicable legal provisions. The second phase of the reorganization was completed in 2011.

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should not be subject to Luxembourg withholding tax under current Luxembourg law.

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

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company2 will be taxable at a progressive rate, if a holding period of six months has elapsed following their acquisition. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal years ending 2015 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

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

Tax regime applicable to distributions

Withholding tax

Distributions to holders are in principle subject to a 15% withholding tax computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. However, distributions imputed for tax purposes to the special reserve (please see above paragraph “corporate reorganization”) should be out of the scope of Luxembourg withholding tax under current tax law.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the ADS deposit agreement and any related agreement will be performed in accordance with its terms.

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

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is includible in your income, regardless of whether the foreign currency is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, we believe that the Shares or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, upon sale or disposition of your Shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

For the year ended December 31, 2014, the Company’s Depository for issuing ADSs evidencing Shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

The following information should be read together with section III, “Financial risk management” to our audited restated consolidated financial statements included elsewhere in this annual report.

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2014 and 2013 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2014	Expected maturity date
	2015	2016	2017	2018	2019	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	7	1	1	1	19	30
Floating rate	—	0	0	0	0	—	1
Current Debt
Fixed rate	725	—	—	—	—	—	725
Floating rate	243	—	—	—	—	—	243

	968	8	1	1	1	19	999

At December 31, 2013	Expected maturity date
	2014	2015	2016	2017	2018	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	15	8	1	1	1	27
Floating rate	—	84	84	45	6	0	219
Current Debt
Fixed rate	616	—	—	—	—	—	616
Floating rate	69	—	—	—	—	—	69

	685	99	92	46	7	2	931

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.9% at December 31, 2014 and to 7.5% at December 31, 2013. The decrease in our weighted average interest rates is explained by a lower proportion of unhedged, Argentine peso-denominated debt (which has higher interest rates).

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2014 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 92% of total financial debt. For further information about our financial debt, please see note 19 “Borrowings” to our audited restated consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2014, we had variable interest rate debt of $244 million and fixed rate debt of $755 million ($725 million of the fixed rate debt are short-term). This risk is to a great extent mitigated by our investment portfolio.

We estimate that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $6 million in 2014 and $11 million in 2013.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. We estimate that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $6 million in 2014 and $4 million in 2013, partially offsetting the net losses to Tenaris’s borrowing costs.

In addition, in the past, we have entered into foreign exchange derivative contracts and/or interest rate swaps in order to mitigate the exposure to changes in interest rates, but there were no interest rate derivatives outstanding at December 31, 2014, nor at December 31, 2013.

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2014, a 5% weakening of the U.S. dollar average exchange rate against the currencies of the countries where we have labor costs would have decreased operating income by approximately 4%.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2014.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(191)
Euro	U.S. dollar	(189)
U.S. dollar	Brazilian real	(150)

The main relevant exposures as of December 31, 2014 corresponds to Argentine peso-denominated trade, social and fiscal payables at our Argentine subsidiaries whose functional currency is the U.S. dollar, and Euro-denominated liabilities at certain subsidiaries whose functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The fair value of our foreign currency derivative contracts amounted to ($31) million at December 31, 2014 and $1 million at December 31, 2013. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited restated consolidated financial statements included in this annual report.

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

At December 31, 2014, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $8 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2014.

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

Fees payable by the Depositary to the Company

Fees incurred in 2014

For the year ended December 31, 2014, the Company received $2.5 million in fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

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

Background

The Company issued its audited annual financial statements under IFRS for the year ended December 31, 2014 on February 18, 2015 and furnished those financial statements to the SEC on February 20, 2015. Following the conclusion of discussions with the Staff of the SEC regarding their comments related to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, management re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014, recorded an impairment of $161.2 million as of September 30, 2014, and, consequently, restated its financial statements for the quarter ended September 30, 2014 and the year ended December 31, 2014.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2014.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

On February 17, 2015, management reported to the audit committee of the Company’s board of directors that our Chief Executive Officer and Chief Financial Officer had reached the conclusion that, as of December 31, 2014, our disclosure controls and procedures were effective. However, our Chief Executive Officer and Chief Financial Officer have subsequently revised that assessment and concluded that, as a result of the material weakness referred to below, our disclosure controls and procedures were not effective as of December 31, 2014.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted its assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of December 31, 2014.

Our management has concluded that the Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions, did not operate effectively. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the quarter ended September 30, 2014 and the year ended December 31, 2014. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, if not remediated, this deficiency could result in misstatements of equity investments that could, in turn, result in material misstatements of the Company’s consolidated financial statements that would not be timely prevented or detected.

Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by PwC Luxembourg, an independent registered public accounting firm, as stated in their report included in our audited restated consolidated financial statements.

Remediation Plan

The Company will reinforce its monitoring of other potentially relevant indicators of value for its equity investments. These indicators may include but are not limited to the book value of such assets determined by others under IFRS, and the price of comparable arm’s length transactions. In addition, the Company will provide additional training to personnel to better assess and evaluate the recoverability of its equity investments. Management believes that the foregoing efforts will effectively remediate the material weakness.

Change in Internal Control over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at:

www.tenaris.com/en/aboutus/codeofconduct.aspx

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2014 and 2013, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2014 and 2013 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2014	2013
Audit Fees	5,231	5,723
Audit-Related Fees	142	143
Tax Fees	89	117
All Other Fees	35	51

Total	5,497	6,034

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2014 or 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2014, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On May 6, 2015, at the Company’s extraordinary general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, Shares, including shares represented by ADSs, on the following terms and conditions:

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-56 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 29, 2015	TENARIS S.A.

	By	/s/ Edgardo Carlos
	Name:	Edgardo Carlos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

TENARIS S.A.

RESTATED CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), because a material weakness in internal control over financial reporting existed at that date since the Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions did not operate effectively. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting” appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes I and IV.12.b to the consolidated financial statements, the Company has restated its 2014 financial statements to correct the error.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers, Société coopérative Represented by	Luxembourg, 29 May 2015

/s/ Mervyn R. Martins

Mervyn R. Martins

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2014	2013	2012
		(Restated)
Continuing operations
Net sales	1	10,337,962	10,596,781	10,834,030
Cost of sales	2	(6,287,460)	(6,456,786)	(6,637,293)

Gross profit		4,050,502	4,139,995	4,196,737
Selling, general and administrative expenses	3	(1,963,952)	(1,941,213)	(1,883,789)
Other operating income	5	27,855	14,305	71,380
Other operating expenses	5	(215,589)	(28,257)	(27,721)

Operating income		1,898,816	2,184,830	2,356,607
Finance Income	6	38,211	34,767	36,932
Finance Cost	6	(44,388)	(70,450)	(55,507)
Other financial results	6	39,214	7,004	(31,529)

Income before equity in earnings of non-consolidated companies and income tax		1,931,853	2,156,151	2,306,503
Equity in earnings (losses) of non-consolidated companies	7	(164,616)	46,098	(63,206)

Income before income tax		1,767,237	2,202,249	2,243,297
Income tax	8	(586,061)	(627,877)	(541,558)

Income for the year		1,181,176	1,574,372	1,701,739

Attributable to:
Owners of the parent		1,158,517	1,551,394	1,699,375
Non-controlling interests		22,659	22,978	2,364

		1,181,176	1,574,372	1,701,739

Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.98	1.31	1.44
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.96	2.63	2.88

(*)	Each ADS equals two shares.

RESTATED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
	(Restated)
Income for the year	1,181,176	1,574,372	1,701,739
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	1,850	18,314	(13,443)
Income tax on items that will not be reclassified	(513)	(4,865)	3,715

	1,337	13,449	(9,728)

Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(197,711)	(1,941)	(4,547)
Change in value of available for sale financial instruments and cash flow hedges	(10,483)	2,941	5,631
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(54,688)	(87,666)	(108,480)
- Changes in the fair value of derivatives held as cash flow hedges and others	(3,857)	2,682	951
Income tax relating to components of other comprehensive income (*)	400	478	(618)

	(266,339)	(83,506)	(107,063)

Other comprehensive loss for the year, net of tax	(265,002)	(70,057)	(116,791)

Total comprehensive income for the year	916,174	1,504,315	1,584,948

Attributable to:
Owners of the parent	894,929	1,480,572	1,588,447
Non-controlling interests	21,245	23,743	(3,499)

	916,174	1,504,315	1,584,948

(*)	Relates to cash flow hedges

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)			At December 31, 2014		At December 31, 2013
	Notes		(Restated)
ASSETS
Non-current assets
Property, plant and equipment, net	10		5,159,557		4,673,767
Intangible assets, net	11		2,757,630		3,067,236
Investments in non-consolidated companies	12		643,630		912,758
Available for sale assets	30		21,572		21,572
Other investments			1,539		2,498
Deferred tax assets	20		268,252		197,159
Receivables	13		262,176	9,114,356	152,080	9,027,070

Current assets
Inventories	14		2,779,869		2,702,647
Receivables and prepayments	15		267,631		220,224
Current tax assets	16		129,404		156,191
Trade receivables	17		1,963,394		1,982,979
Other investments	18		1,838,379		1,227,330
Cash and cash equivalents	18		417,645	7,396,322	614,529	6,903,900

Total assets				16,510,678		15,930,970

EQUITY
Capital and reserves attributable to owners of the parent				12,654,114		12,290,420
Non-controlling interests				152,200		179,446

Total equity				12,806,314		12,469,866

LIABILITIES
Non-current liabilities
Borrowings	19		30,833		246,218
Deferred tax liabilities	20		714,123		751,105
Other liabilities	21	(i)	285,865		277,257
Provisions	22	(ii)	70,714	1,101,535	66,795	1,341,375

Current liabilities
Borrowings	19		968,407		684,717
Current tax liabilities	16		352,353		266,760
Other liabilities	21	(ii)	296,277		250,997
Provisions	23	(ii)	20,380		25,715
Customer advances			133,609		56,911
Trade payables			831,803	2,602,829	834,629	2,119,729

Total liabilities				3,704,364		3,461,104

Total equity and liabilities				16,510,678		15,930,970

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Restated)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	—	—	—	—	—	1,158,517	1,158,517	22,659	1,181,176

Currency translation adjustment	—	—	—	(196,852)	—	—	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	1,503	—	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	(9,694)	—	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	—	—	—	(54,688)	(3,857)	—	(58,545)	—	(58,545)

Other comprehensive (loss) income for the year	—	—	—	(251,540)	(12,048)	—	(263,588)	(1,414)	(265,002)

Total comprehensive income for the year	—	—	—	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	—	—	—	—	7	—	7	(152)	(145)
Dividends paid in cash	—	—	—	—	—	(531,242)	(531,242)	(48,339)	(579,581)

Balance at December 31, 2014 (Restated)	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2012 (*)	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	—	—	—	—	—	1,551,394	1,551,394	22,978	1,574,372

Currency translation adjustment	—	—	—	(2,247)	—	—	(2,247)	306	(1,941)
Effect of adopting IAS 19R	—	—	—	—	13,449	—	13,449	—	13,449
Hedge reserve, net of tax	—	—	—	—	2,960	—	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	—	—	—	(87,666)	2,682	—	(84,984)	—	(84,984)

Other comprehensive (loss) income for the year	—	—	—	(89,913)	19,091	—	(70,822)	765	(70,057)

Total comprehensive income for the year	—	—	—	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	—	—	—	—	(10,552)	—	(10,552)	2,784	(7,768)
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(18,642)	(526,273)

Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2011 (*)	1,180,537	118,054	609,733	(210,772)	(40,911)	8,800,064	10,456,705	666,031	11,122,736

Income for the year	—	—	—	—	—	1,699,375	1,699,375	2,364	1,701,739

Currency translation adjustment	—	—	—	2,421	—	—	2,421	(6,968)	(4,547)
Effect of adopting IAS 19R	—	—	—	—	(9,664)	—	(9,664)	(64)	(9,728)
Hedge reserve, net of tax	—	—	—	—	3,925	—	3,925	1,088	5,013
Share of other comprehensive income of non-consolidated companies	—	—	—	(108,480)	870	—	(107,610)	81	(107,529)

Other comprehensive loss for the year	—	—	—	(106,059)	(4,869)	—	(110,928)	(5,863)	(116,791)

Total comprehensive income for the year	—	—	—	(106,059)	(4,869)	1,699,375	1,588,447	(3,499)	1,584,948
Acquisition and increase of non-controlling interests	—	—	—	—	(268,517)	—	(268,517)	(490,066)	(758,583)
Dividends paid in cash	—	—	—	—	—	(448,604)	(448,604)	(905)	(449,509)

Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2013 and 2012there were 1,180,536,830 shares issued. All issued shares are fully paid.
(*)	See section II.A. for changes in presentation due to the application of IAS19R.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2014	2013	2012
		(Restated)
Cash flows from operating activities
Income for the year		1,181,176	1,574,372	1,701,739
Adjustments for:
Depreciation and amortization	10 & 11	615,629	610,054	567,654
Impairment charge	5	205,849	—	—
Income tax accruals less payments	27(ii)	79,062	125,416	(160,951)
Equity in (earnings) losses of non-consolidated companies	7	164,616	(46,098)	63,206
Interest accruals less payments, net	27(iii)	(37,192)	(29,723)	(25,305)
Changes in provisions		(4,982)	(1,800)	(12,437)
Changes in working capital	27(i)	(72,066)	188,780	(303,012)
Other, including currency translation adjustment		(88,025)	(43,649)	25,104

Net cash provided by operating activities		2,044,067	2,377,352	1,855,998

Cash flows from investing activities
Capital expenditures	10 & 11	(1,089,373)	(753,498)	(789,731)
Advance to suppliers of property, plant and equipment		(63,390)	(22,234)	4,415
Investment in non-consolidated companies	12	(1,380)	—	—
Acquisition of subsidiaries and non-consolidated companies	26	(28,060)	—	(510,825)
Net loan to non-consolidated companies		(21,450)	—	—
Proceeds from disposal of property, plant and equipment and intangible assets		11,156	33,186	8,012
Increase due to sale of non-consolidated company	12	—	—	3,140
Dividends received from non-consolidated companies	12	17,735	16,334	18,708
Changes in investments in short terms securities		(611,049)	(582,921)	(213,633)

Net cash used in investing activities		(1,785,811)	(1,309,133)	(1,479,914)

Cash flows from financing activities
Dividends paid	9	(531,242)	(507,631)	(448,604)
Dividends paid to non-controlling interest in subsidiaries		(48,339)	(18,642)	(905)
Acquisitions of non-controlling interests	12	(145)	(7,768)	(758,583)
Proceeds from borrowings (*)		3,046,837	2,460,409	2,054,090
Repayments of borrowings (*)		(2,890,717)	(3,143,241)	(1,271,537)

Net cash used in financing activities		(423,606)	(1,216,873)	(425,539)

Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)

Movement in cash and cash equivalents
At the beginning of the year		598,145	772,656	815,032
Effect of exchange rate changes		(16,350)	(25,857)	7,079
Decrease in cash and cash equivalents		(165,350)	(148,654)	(49,455)

At December 31,	27(iv)	416,445	598,145	772,656

		At December 31,
		2014	2013	2012
Cash and cash equivalents
Cash and bank deposits	18	417,645	614,529	828,458
Bank overdrafts	19	(1,200)	(16,384)	(55,802)

		416,445	598,145	772,656

(*)	Mainly related to the renewal of short-term local facilities carried out during the years 2014, 2013 and 2012.

The accompanying notes are an integral part of these Restated Consolidated Financial Statements.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

INDEX TO THE NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables—non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Other investments and Cash and cash equivalents
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Business combinations
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company’s principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (SocietéAnonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Restated Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to these Restated Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment

Subsequent to the issuance of the Company’s audited annual Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 and following the approval of such Consolidated Financial Statements by the Board of Directors and the General Meeting of Shareholders, the Company has restated such Consolidated Financial Statements to reduce the carrying amount of the Company’s investment in UsinasSiderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”).

This restatement follows the conclusion of previously disclosed discussions with the Staff of the U.S. Securities and Exchange Commission regarding Staff comments relating to the carrying value of the Company’s investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods. The Staff had requested information regarding Tenaris’s value in use calculations and the differences between the carrying amounts and certain other indicators of value, including the purchase price of BRL12 (approximately $4.8) per share which the Company’s affiliate Ternium S.A. (“Ternium”) paid in October 2014 for the acquisition of 51.4 million additional Usiminas ordinary shares from Caixa de Previdência dos Funcionários do Banco do Brazil – PREVI (“PREVI”), and indicated that the PREVI transaction price provided objective evidence of the value of the Usiminas investment.

As a result of these discussions, the Company has re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014. In calculating the value in use of the Usiminas investment initially reported at September 30, 2014, the Company had combined the assumptions used in two different projected scenarios. For the purposes of these Restated Consolidated Financial Statements, however, the Company recalculated value in use as of September 30, 2014 based primarily on the assumptions in the most conservative scenario, which includes a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate (see Note 12). As a result, the Company recorded an impairment of $161.2 million as of September 30, 2014, reaching a carrying value for the Usiminas investment of BRL12 per share. In addition, the Company’s investment in Ternium was also adjusted to reflect the change in value of that company’s participation in Usiminas. As a result of the impairment and adjustment as of September 30, 2014, the Company did not record a further impairment or adjustment as of December 31, 2014.

Accordingly, the Company’s 2014 annual Consolidated Financial Statements have been amended and restated to reduce the carrying amount of the Company’s investment in Usiminas. The restatement, which is treated as the correction of an error under accounting rules, impacts the Consolidated Statement of Financial Position, the Consolidated Statement of Changes in Equity, the Consolidated Income Statement, the Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Cash Flows for the year ended December 31, 2014. The restatement impacts only the year ended December 31, 2014. No impact was recorded on the Consolidated Financial Statements for the years ended December 31, 2013 and 2012.

As a result of the restatement, non-current assets have decreased by $165.0 million, accumulated income has decreased by $184.8 million and cumulative currency translation adjustment (of non-consolidated companies) has increased by $19.7 million. The 2014 basic and diluted earnings per share for profit attributable to the owners of the parent have decreased from $1.14 gain per share to $0.98 gain per share.

Following the restatement, these Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 of the Company have been approved and authorized for issue by the Board of Directors on May 28, 2015.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

Restatement of Previously Issued Financial Statements – Carrying value of Usiminas investment (Cont.)

The effect of this restatement on the Company’s previously issued Consolidated Financial Statements (comprising the effects on Tenaris’s direct investment in Usiminas and on its indirect investment through Ternium) is as follows:

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated
Equity in earnings (losses) of non-consolidated companies	20,141	(184,757)	(164,616)
Income for the year	1,365,933	(184,757)	1,181,176
Income for the year attributable to owners of the parent	1,343,274	(184,757)	1,158,517
Earnings per share (U.S. dollars per share)	1.14	(0.16)	0.98
Earnings per ADS (U.S. dollars per share) (*)	2.28	(0.32)	1.96

(*)	each ADS equals two shares.

As of December 31, 2014, from the total adjustment of $184.8 million, $108.6 million are related to the Company’s direct participation in Usiminas and $76.2 million through Ternium’s participation in Usiminas.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated
Income for the year	1,365,933	(184,757)	1,181,176
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(74,412)	19,724	(54,688)
Other comprehensive income (loss) for the year, net of tax	(284,726)	19,724	(265,002)
Total comprehensive income for the year	1,081,207	(165,033)	916,174
Total comprehensive income for the year attributable to owners of the parent	1,059,962	(165,033)	894,929

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated
Investments in non-consolidated companies	808,663	(165,033)	643,630
Total assets	16,675,711	(165,033)	16,510,678
Capital and reserves attributable to owners of the parent	12,819,147	(165,033)	12,654,114
Total equity	12,971,347	(165,033)	12,806,314

As of December 31, 2014, from the total adjustment of $165.0 million, $96.2 million are related to the Company’s direct participation in Usiminas and $68.8 million through Ternium’s participation in Usiminas.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated
Currency Translation Adjustment	(678,008)	19,724	(658,284)
Retained Earnings	11,906,630	(184,757)	11,721,873
Total equity	12,971,347	(165,033)	12,806,314

CONSOLIDATED STATEMENT OF CASH FLOW

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Year ended December 31, 2014
	As reported	Adjustment	Restated
Income for the year	1,365,933	(184,757)	1,181,176
Equity in earnings (losses) of non-consolidated companies	(20,141)	184,757	164,616

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Restated Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A Basis of presentation

The Restated Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Restated Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

As further described below, as from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in non-consolidated companies) for 2012.

The preparation of Restated Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1) New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2017.

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, “Financial instruments”, which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2014 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company’s management has not yet assessed the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

A Basis of presentation (Cont.)

(2) New and amended standards adopted for Tenaris

Amendments to IAS 32, ‘Financial instruments: Presentation’, IAS 36, ‘Impairment of assets’ and IAS 39, ‘Financial instruments: Recognition and measurement’.

All the amendments to the standards IAS 32, ‘Financial instruments: Presentation’ – Offsetting financial assets and financial liabilities, IAS 36, ‘Impairment of assets’ – Recoverable amount disclosures for non-financial assets and IAS 39, ‘Financial instruments: Recognition and measurement’ – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Company’s financial condition or results of operations.

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

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquireeover the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

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

(2) Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non- consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

B Group accounting (Cont.)

(2) Non-consolidated companies (Cont.)

At December 31, 2014, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

•	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;

•	Four out of the nine members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;

•	Under the shareholders agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.àr.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

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

At December 31, 2014, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. For the factors and circumstances that evidence that Tenaris has significant influence over Usiminas to account it for under the equity method (as defined by IAS 28, “Investments in Associates companies”), see Note 12.

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2014, 2013 and 2012, no impairment provisions were recorded on Tenaris’s investment in Ternium.

Tenaris carries its investment in Usiminas at its proportional equity value, with no additional goodwill or intangible assets recognized. During the years ended December 31, 2014 and 2012, an impairment charge was recorded on Tenaris’s investment in Usiminas. See Note 7.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

C Segment information (Cont.)

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

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2014, 2013 and 2012.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2014 and 2013, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2014.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2014, 2013 and 2012 totaled $106.9 million, $105.6 million and $83.0 million, respectively.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

G Impairment of non-financial assets

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

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in “Financial Results” in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in “Other comprehensive income”. On maturity or disposal, net gain and losses previously deferred in “Other comprehensive income” are recognized in “Financial Results” in the Consolidated Income Statement.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and its performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

(2) Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2014, 2013 and 2012 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3) Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

In 2013, Argentina enacted a law that amends its income tax law, including a 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, the Company recorded an income tax provision of $45.4 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries. As of December 31, 2014, the balance amounted to $17.7 million.

In 2014, Mexico enacted a tax reform which included a withholding tax on the distribution of results generated as from 2014. If 2014 net income were to be distributed as dividend, the estimated amount of withholding tax would amount to approximately $30 million. Tenaris estimates that given the balance of results prior to 2014 pending to be distributed, which are not subject to withholding tax, there will be no tax withholding during 2015, consequently, no income tax provision was recorded.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

O Employee benefits (Cont.)

(1) Post employment benefits (Cont.)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in “Other comprehensive income” in the period in which they arise. Past-service costs are recognized immediately in income statement.

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

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

•	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

•	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

•	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Both plans were replaced for defined contribution plans.

•	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date and is frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

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

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to $98.1 million and $82.4 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is $108.8 million and $88.6 million, respectively.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

P Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q Tradepayables

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

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 1.1%,1.3% and 2.2% as of December 31, 2014, 2013 and 2012, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

•	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.1% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

S Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in “Selling, general and administrative expenses” in the Consolidated Income Statement.

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

U Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly cash and cash equivalents and investments in certain financial debt instruments and time deposits held for trading.

•	Loans and receivables: comprise trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: comprise certain fixed income financial instruments purchased by the Company that have been categorized as available for sale if designated in this category or not classified in any of the other categories. It also includes the Company’s interest in the Venezuelan Companies (see Note 30).

•	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2014.

A. Financial Risk Factors

(i) Capital Market Risk

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2014 same as of December 31, 2013. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2014 and 2013:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2014	2013
Argentine Peso / U.S. Dollar	(191,095)	(368,985)
Euro / U.S. Dollar	(189,366)	(137,599)
U.S. Dollar / Brazilian Real	(150,486)	(51,321)

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

As of December 31, 2014 and 2013 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency was the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $3.7 million as of December 31, 2014 and 2013, respectively.

•	Euro / U.S. dollar

As of December 31, 2014 and 2013, consisting primarily of Euro-denominated liabilities at certain subsidiaries which functional currency was the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.9 million and $1.4 million as of December 31, 2014 and 2013, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2014 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $7.5 million (including a gain/ loss of $2.8 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.8 million. For balances held as of December 31, 2013, a simultaneous 1% favorable/unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.7 million (including a loss / gain of $0.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $0.8 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2014		2013
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	755,498	76%	643,005	69%
Variable rate	243,742	24%	287,930	31%

Total (*)	999,240		930,935

(*)	As of December 31, 2014 approximately 73% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or lesser than 360 days. This compares to approximately 65% of the total outstanding debt balance as of December 31, 2013.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $6.3 million in 2014 and $10.8 million in 2013.

Tenaris’s exposure to interest risk associated with its debt is also mitigated by its investment portfolio. Tenaris estimates that, if interest rates on the benchmark rates for Tenaris portfolio had been 100 basis points higher, then the additional pre-tax gain would have been $5.7 million in 2014 and $3.7 million in 2013, partially offsetting the net losses to Tenaris’s borrowing costs.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2014, 2013 and 2012.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2014 and 2013 trade receivables amount to $1,963.4 million and $1,983.0 million respectively. Trade receivables have guarantees under credit insurance of $460.5 million and $537.5 million, letter of credit and other bank guarantees of $98.4 million and $36.5 million, and other guarantees of $12.3 million and $55.0 million as of December 31, 2014 and 2013 respectively.

As of December 31, 2014 and 2013 past due trade receivables amounted to $350.1 million and $431.0 million, respectively. Out of those amounts $75.8 million and $147.9 million are guaranteed trade receivables while $69.0 million and $51.2 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v) Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88.6% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2014, in comparison with approximately 98.1% as of December 31,2013.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2014, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other current investments) were 13.7% of total assets at the end of 2014 compared to 11.6% at the end of 2013.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2014 and 2013, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2014 and 2013, U.S. dollar denominated liquid assets represented approximately 83% and 76% of total liquid financial assets respectively.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

A. Financial Risk Factors (Cont.)

(vii) Commodity price risk

In the ordinary course of its operations, Tenaris purchase commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	—	—	25,588
Trade receivables	—	1,963,394	—	1,963,394
Other receivables	—	172,190	—	172,190
Available for sale assets (See note 30)	—	—	21,572	21,572
Other investments	1,452,159	—	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	—	417,645

Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	999,240	999,240
Derivative financial instruments	56,834	—	56,834
Trade and other payables (*)	—	866,688	866,688

Total	56,834	1,865,928	1,922,762

December 31, 2013	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	9,273	—	—	9,273
Trade receivables	—	1,982,979	—	1,982,979
Other receivables	—	105,950	—	105,950
Available for sale assets	—	—	21,572	21,572
Other investments	1,184,448	—	45,380	1,229,828
Cash and cash equivalents	491,367	123,162	—	614,529

Total	1,685,088	2,212,091	66,952	3,964,131

December 31, 2013	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	930,935	930,935
Derivative financial instruments	8,268	—	8,268
Trade and other payables (*)	—	869,933	869,933

Total	8,268	1,800,868	1,809,136

(*)	The maturity of most of trade payables is less than one year.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013.

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	—	—	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	—	25,588	—	25,588
Available for sale assets (*)	—	—	21,572	21,572

Total	1,695,110	586,502	23,111	2,304,723

Liabilities
Derivatives financial instruments	—	56,834	—	56,834

Total	—	56,834	—	56,834

December 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	614,529	—	—	614,529
Other investments	866,382	360,948	2,498	1,229,828
Derivatives financial instruments	—	9,273	—	9,273
Available for sale assets (*)	—	—	21,572	21,572

Total	1,480,911	370,221	24,070	1,875,202

Liabilities
Derivatives financial instruments	—	8,268	—	8,268

Total	—	8,268	—	8,268

(*)	For further detail regarding Available for sale assets, see Note 30.

There were no transfers between Level 1 and 2 during the period.

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

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2014	2013
	Assets / Liabilities
At the beginning of the period	24,070	24,175
Currency translation adjustment and others	(959)	(105)

At the end of the year	23,111	24,070

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.1% of its carrying amount including interests accrued in 2014 as compared with 100.2% in 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.4% in the fair value of borrowings as of December 31, 2014 and 0.3% in 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

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

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated inequity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected on the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $7.9 million debit and $0.1 million credit( see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

IV. OTHER NOTES TO THE RESTATED CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total
			(Restated)
IFRS - Net Sales (*)	9,581,615	756,347	10,337,962
Management View - Operating income	2,022,429	27,735	2,050,164
• Differences in cost of sales and others	(35,463)	5,197	(30,266)
• Depreciation and amortization/Impairment	(121,289)	207	(121,082)

IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037

Income before equity in earnings of non-consolidated companies and income tax			1,931,853

Equity in earnings of non-consolidated companies			(164,616)

Income before income tax			1,767,237

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales (*)	9,812,295	784,486	10,596,781
Management View - Operating income	2,098,160	91,265	2,189,425
• Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
• Depreciation and amortization	711	(114)	597

IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)

Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in losses of non-consolidated companies			46,098

Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2012	Tubes	Other	Total
IFRS - Net Sales (*)	10,023,323	810,707	10,834,030
Management View - Operating income	2,198,704	109,385	2,308,089
• Differences in cost of sales and others	(58,385)	(1,147)	(59,532)
• Depreciation and amortization	111,509	(3,459)	108,050

IFRS - Operating income	2,251,828	104,779	2,356,607
Financial income (expense), net			(50,104)

Income before equity in earnings of non-consolidated companies and income tax			2,306,503
Equity in earnings of non-consolidated companies			(63,206)

Income before income tax			2,243,297

Capital expenditures	771,734	17,997	789,731
Depreciation and amortization	549,130	18,524	567,654

(*)	In 2014, the company aligned the presentation of sales between Management and IFRS view.

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $233,863, $276,388 and $345,285 in 2014, 2013 and 2012, respectively.

Net income under Management view amounted to $1,154.2 million, while under IFRS amounted to $1,181.2 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

1 Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2014							(Restated	)
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	—	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	665,202	16,510,678
Trade receivables	733,864	554,542	259,115	340,880	74,993	—	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	—	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	—	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	—	615,629
Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	—	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	—	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	—	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	—	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	—	610,054
Year ended December 31, 2012
Net sales	5,270,062	2,717,234	1,092,642	1,271,585	482,507	—	10,834,030
Total assets	7,780,873	3,824,931	2,327,901	449,056	578,199	998,583	15,959,543
Trade receivables	528,443	867,223	273,824	286,212	115,076	—	2,070,778
Property, plant and equipment, net	2,222,906	1,003,871	985,617	64,632	157,944	—	4,434,970
Capital expenditures	338,827	237,456	185,354	9,720	18,374	—	789,731
Depreciation and amortization	316,158	103,537	116,771	7,989	23,199	—	567,654

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (32.6%); “South America” comprises principally Argentina (10.7%), Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan, Congo and; “Far East and Oceania” comprises principally China and Indonesia.

(*)	Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2014, 2013 and 2012 (see Note 12 and 30).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
Inventories at the beginning of the year	2,702,647	2,985,805	2,806,409
Plus: Charges of the period
Raw materials, energy, consumables and other	3,944,283	3,749,921	4,330,547
Increase in inventory due to business combinations	4,338	—	1,486
Services and fees	453,818	422,142	433,944
Labor cost	1,204,720	1,199,351	1,256,041
Depreciation of property, plant and equipment	366,932	368,507	333,466
Amortization of intangible assets	17,324	8,263	7,091
Maintenance expenses	217,694	202,338	260,274
Allowance for obsolescence	4,704	70,970	49,907
Taxes	20,024	4,956	6,793
Other	130,845	147,180	137,140

	6,364,682	6,173,628	6,816,689
Less: Inventories at the end of the year	(2,779,869)	(2,702,647)	(2,985,805)

	6,287,460	6,456,786	6,637,293

3 Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
Services and fees	178,700	177,996	213,073
Labor cost	594,660	575,588	570,950
Depreciation of property, plant and equipment	20,197	19,132	15,023
Amortization of intangible assets	211,176	214,152	212,074
Commissions, freight and other selling expenses	598,138	600,239	550,611
Provisions for contingencies	35,557	31,429	21,163
Allowances for doubtful accounts	21,704	23,236	3,840
Taxes	165,675	170,659	170,582
Other	138,145	128,782	126,473

	1,963,952	1,941,213	1,883,789

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
Wages, salaries and social security costs	1,743,253	1,714,471	1,772,399
Employees’ service rescission indemnity (including those classified as defined contribution plans)	17,431	10,978	13,939
Pension benefits—defined benefit plans	18,645	32,112	20,808
Employee retention and long term incentive program	20,051	17,378	19,845

	1,799,380	1,774,939	1,826,991

At the year-end, the number of employees was 27,816 in 2014, 26,825 in 2013 and 26,673 in 2012.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2014	2013	2012
Argentina	6,421	6,379	6,621
Mexico	5,518	5,290	4,930
Brazil	3,835	3,309	3,161
USA	3,549	3,449	3,522
Italy	2,352	2,352	2,493
Romania	1,725	1,637	1,534
Canada	1,225	1,280	1,334
Indonesia	677	711	752
Colombia	614	627	623
Japan	588	565	593
Other	1,312	1,226	1,110

	27,816	26,825	26,673

5 Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
Other operating income
Reimbursement from insurance companies and other third parties agreements (*)	490	148	49,495
Net income from other sales	8,843	10,663	12,314
Net rents	4,041	3,494	2,988
Other	14,481	—	6,583

	27,855	14,305	71,380

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,961	21,147	22,226
Provisions for legal claims and contingencies	(760)	(2)	(668)
Loss on fixed assets and material supplies disposed / scrapped	203	39	227
Impairment charge	205,849	—	—
Allowance for doubtful receivables	336	1,708	5,936
Other	—	5,365	—

	215,589	28,257	27,721

(*)	In 2012, Confab Industrial S.A., a Tenaris subsidiary organized in Brazil (“Confab”) collected from the Brazilian government an amount, net of attorney fees and other related expenses, of approximately Brazilian reais (“BRL”) 99.8 million (approximately $49.2 million), recorded in other operating income. The income tax effect on this gain amounted to approximately $17.1 million. This payment was ordered by a final court judgment that represents Confab’s right to interest and monetary adjustment over a tax benefit that had been paid to Confab in 1991 and determined the amount of such right.

Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

In the past few months, oil prices have fallen from over $100/bbl in June 2014 to less than $50/bbl in January 2015. This decline is affecting drilling activity and the expected demand for OCTG products. Tenaris conducted an impairment test over its main assets and determined a charge of $206 million during the fourth quarter of 2014, which affected its welded pipe assets in Colombia and Canada.

At December 31, 2014, the carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887

Total	516,557	(205,849)	310,708

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

5 Other operating income and expenses (Cont.)

The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’s market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2014, the main discount rates used were in a range between 9% and 13%.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’s clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

Following the requirements of IAS 36, Tenaris has determined that the CGU for which a reasonable possible change in a key assumptions would cause the CGUs’ carrying amount to exceed its recoverable amount was the welded OCTG CGU in the USA. An increase of 100 Bps in the discount rate would generate an impairment of $179 million; a decline of 100 Bps in the growth rate would generate an impairment of $116 million; and a decline of 5% in the cash flow projections would generate an impairment of $73 million.

For Prudential an increase of 100 Bps in the discount rate would generate an impairment of $35 million; a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $12 million. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $12 million; a decline of 100 Bps in the growth rate would generate an impairment of $7 million; and a decline of 5% in the cash flow projections would generate an impairment of $1 million.

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
Interest Income	34,582	34,046	31,693
Interest from available-for-sale financial assets	4,992	191	—
Net result on changes in FV of financial assets at FVTPL	(1,478)	540	5,239
Net result on available-for-sale financial assets	115	(10)	—

Finance Income	38,211	34,767	36,932
Finance Cost	(44,388)	(70,450)	(55,507)
Net foreign exchange transactions results (*)	50,298	37,179	(10,929)
Foreign exchange derivatives contracts results	(4,733)	4,414	(3,195)
Other	(6,351)	(34,589)	(17,405)

Other Financial results	39,214	7,004	(31,529)

Net Financial results	33,037	(28,679)	(50,104)

(*)	In 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities.

Tenaris has categorized as available for sale certain fixed income financial instruments. Following is a summary of the available for sale financial assets reserve on Other Comprehensive Income.

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Available for sale	—	(39)	(39)	(2,447)	(2,486)

Total Available for sale reserve	—	(39)	(39)	(2,447)	(2,486)

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

7 Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
From non-consolidated companies	(24,696)	46,098	4,545
Gain on equity interest / others (*)	21,302	—	5,899
Impairment loss on non-consolidated companies (**)	(161,222)	—	(73,650)

	(164,616)	46,098	(63,206)

(*)	For 2014 see Note 26.
(**)	Impairments in 2014 and 2012 correspond to the investment in Usiminas. See Note 12.

8 Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
Current tax	695,136	594,179	636,624
Deferred tax	(109,075)	33,698	(95,066)

	586,061	627,877	541,558

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
Income before income tax	1,767,237	2,202,249	2,243,297

Tax calculated at the tax rate in each country	312,714	465,029	456,530
Non taxable income / Non deductible expenses, net	132,551	72,768	80,527
Changes in the tax rates	3,249	8,287	4,707
Effect of currency translation on tax base (*)	138,925	92,695	5,214
Utilization of previously unrecognized tax losses	(1,378)	(10,902)	(5,420)

Tax charge	586,061	627,877	541,558

(*)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian and Mexican), which have a functional currency different to their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9 Dividends distribution

On November 5, 2014, the Company’s Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 27, 2014, with an ex-dividend date of November 24, 2014.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2012, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

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

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

10 Property, plant and equipment, net

Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	—	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)

Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	—	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	—	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	—	1,164	387,129
Transfers / Reclassifications	23	(38)	603	—	—	588
Increase due to business combinations	2,044	12,745	2,291	—	—	17,080
Impairment charge (See Note 5)	3,019	7,905	—	—	—	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	—	—	(35,564)

Accumulated at the end of the year	418,210	5,301,765	216,982	—	15,352	5,952,309

At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

(*)	The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

Year ended December 31, 2013	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,417,994	7,503,358	321,271	489,894	43,674	9,776,191
Translation differences	(7,616)	36,436	(3,348)	(7,776)	348	18,044
Additions	10,121	5,242	4,963	641,235	5,308	666,869
Disposals / Consumptions	(17,388)	(30,156)	(8,973)	—	(6,783)	(63,300)
Increase due to the consolidation of joint operations	—	—	1,301	608	142	2,051
Transfers / Reclassifications	95,077	558,533	24,100	(682,059)	(4,935)	(9,284)

Values at the end of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571

Depreciation
Accumulated at the beginning of the year	331,806	4,811,325	182,169	—	15,921	5,341,221
Translation differences	(1,581)	22,046	(2,402)	—	458	18,521
Depreciation charge	43,469	317,242	25,678	—	1,250	387,639
Transfers / Reclassifications	1,511	3,339	(1,655)	—	(3,187)	8
Increase due to the consolidation of joint operations	—	—	392	—	105	497
Disposals / Consumptions	(1,901)	(22,451)	(6,627)	—	(103)	(31,082)

Accumulated at the end of the year	373,304	5,131,501	197,555	—	14,444	5,716,804

At December 31, 2013	1,124,884	2,941,912	141,759	441,902	23,310	4,673,767

Property, plant and equipment include capitalized interests for net amounts at December 31, 2014 and 2013 of $3,323 and $3,782 (there were no capitalized interests during the years 2014 and 2013), respectively.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

11 Intangible assets, net

Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	—	(16,134)
Additions	79,983	1,244	—	—	81,227
Transfers / Reclassifications	1,090	556	—	—	1,646
Increase due to business combinations	28	—	41,243	—	41,271
Disposals	(64)	(552)	—	—	(616)

Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	—	—	—	(6,425)
Amortization charge	40,188	30,379	—	157,933	228,500
Impairment charge (See Note 5)	—	—	96,137	98,788	194,925

Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269

At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

Year ended December 31, 2013	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	310,524	493,822	2,147,433	2,059,946	5,011,725
Translation differences	(1,362)	20	61	—	(1,281)
Additions	85,974	655	—	—	86,629
Transfers / Reclassifications	5,820	(1,249)	—	—	4,571
Disposals	(468)	(419)	(252)	—	(1,139)

Values at the end of the year	400,488	492,829	2,147,242	2,059,946	5,100,505

Amortization
Accumulated at the beginning of the year	218,531	273,443	340,488	979,347	1,811,809
Translation differences	(779)	—	—	—	(779)
Amortization charge	31,104	30,237	—	161,074	222,415
Disposals	(171)	—	—	—	(171)
Transfers / Reclassifications	1,231	(1,236)	—	—	(5)

Accumulated at the end of the year	249,916	302,444	340,488	1,140,421	2,033,269

At December 31, 2013	150,572	190,385	1,806,754	919,525	3,067,236

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2014 was $1.614.5 million for North America, $128.2 million for South America $2.0 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2014, was as follows:

As of December 31, 2014	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	625.4	—	—	—	625.4
Tamsa (Hydril and other)	—	345.9	19.4	—	365.3
Siderca (Hydril and other)	—	265.0	93.3	—	358.3
Hydril	—	309.0	—	—	309.0
Electric Conduits	45.8	—	—	—	45.8
Coiled Tubing	—	—	—	4.0	4.0
Other	—	—	37.6	—	37.6

Total	671.2	919.9	150.3	4.0	1,745.4

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

12 Investments in non-consolidated companies

	Year ended December 31,
	2014	2013
	(Restated)
At the beginning of the year	912,758	977,011
Translation differences	(54,688)	(87,666)
Equity in earnings of non-consolidated companies	(24,696)	46,098
Impairment loss in non-consolidated companies	(161,222)	—
Dividends and distributions received	(17,735)	(16,334)
Additions (c)	1,380	—
Decrease due to consolidation (*)	(8,310)	(9,033)
Decrease / increase in equity reserves	(3,857)	2,682

At the end of the period	643,630	912,758

(*)	See Note 26

The principal non-consolidated companies are:

		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2014		2013		2014 (Restated)	2013
a) Ternium	Luxembourg	11.46	%(*)	11.46	%(*)	527,080	602,303
b) Usiminas	Brazil	2.5	% - 5%	2.5	% - 5%	113,099	298,459
Others	—	—		—		3,451	11,996

						643,630	912,758

(*)	Including treasury shares.

a) Ternium

Ternium, is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2014, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $17.6 per ADS, giving Tenaris’s ownership stake a market value of approximately $405.2 million (Level 1). At December 31, 2014, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $527.1 million. See Section II.B.2.

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a six year period based on forecasts approved by management. For the subsequent years beyond the six-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Usiminas for impairment was 10.4%.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

12 Investments in non-consolidated companies (Cont.)

b) Usiminas (Cont.)

As mentioned in Note 1 (General Information), following discussions with the Staff of the U.S. Securities and Exchange Commission, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and, as a result, wrote down the carrying value of its investment in Usiminas by $161.2 million in 2014. In addition, the Company’s investment in Ternium was adjusted to reflect the change in value of that company’s participation in Usiminas.

The main factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimates that a change of 10 bps in the discount rate would have resulted in a change of 1.8% in the value in use, and a change of $10 per ton in the steel price would have resulted in a change of 4.8% in the value in use.

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL12.3 (approximately $4.63) per share, giving Tenaris’s ownership stake a market value of approximately $115.7 million (Level 1). At that date, the restated carrying value of the Usiminas investment amounted to $113.1 million.

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans. Tenaris’s total investments in Techgentotaled $0.5 million.

•	Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately $285 million. Tenaris’s exposure under the guarantee in connection with these agreements amounts to $62.7 million, corresponding to the 22% of the agreements’ outstanding value as of December 31, 2014.

•	Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately $238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of $47.5 million. Tenaris’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of $7.2 million.

•	Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to $800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted $440 million, as a result the amount guaranteed by Tenaris was approximately $96.8 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

12 Investments in non-consolidated companies (Cont.)

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2014 (Restated)			2013
	Usiminas	Ternium	Total	Usiminas	Ternium	Total
Non-current assets	8,372,431	6,257,290	14,629,721	9,347,605	7,153,162	16,500,767
Current assets	3,104,137	3,348,869	6,453,006	4,038,373	3,219,462	7,257,835

Total assets	11,476,568	9,606,159	21,082,727	13,385,978	10,372,624	23,758,602

Non-current liabilities	2,617,657	1,880,070	4,497,727	3,174,490	2,185,421	5,359,911
Current liabilities	1,795,583	2,091,386	3,886,969	2,171,729	1,849,159	4,020,888

Total liabilities	4,413,240	3,971,456	8,384,696	5,346,219	4,034,580	9,380,799

Non-controlling interests	768,749	937,502	1,706,251	905,847	998,009	1,903,856
Revenues	5,016,528	8,726,057	13,742,585	5,970,626	8,530,012	14,500,638
Gross profit	447,311	1,800,888	2,248,199	676,960	1,929,720	2,606,680
Net (loss) income for the year attributable to owners of the parent	61,531	(198,751)	(137,220)	(74,459)	455,425	380,966
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent		(495,603)	(495,603)		98,856	98,856

13 Receivables – non current

	Year ended December 31,
	2014	2013
Government entities	1,697	2,232
Employee advances and loans	12,214	12,841
Tax credits	29,997	18,396
Receivables from related parties	43,093	20,716
Legal deposits	21,313	23,589
Advances to suppliers and other advances	119,970	44,986
Others	35,588	32,299

	263,872	155,059
Allowances for doubtful accounts (see Note 22 (i))	(1,696)	(2,979)

	262,176	152,080

14 Inventories

	Year ended December 31,
	2014	2013
Finished goods	1,012,297	1,024,571
Goods in process	622,365	650,567
Raw materials	396,847	363,611
Supplies	554,946	572,167
Goods in transit	386,954	320,496

	2,973,409	2,931,412
Allowance for obsolescence (see Note 23 (i))	(193,540)	(228,765)

	2,779,869	2,702,647

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

15 Receivables and prepayments

	Year ended December 31,
	2014	2013
Prepaid expenses and other receivables	40,377	57,410
Government entities	3,189	3,948
Employee advances and loans	16,478	15,356
Advances to suppliers and other advances	42,832	70,412
Government tax refunds on exports	16,956	25,502
Receivables from related parties	63,733	11,313
Derivative financial instruments	25,588	9,273
Miscellaneous	66,470	36,406

	275,623	229,620
Allowance for other doubtful accounts (see Note 23 (i))	(7,992)	(9,396)

	267,631	220,224

16 Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2014	2013
V.A.T. credits	74,129	69,926
Prepaid taxes	55,275	86,265

	129,404	156,191

	Year ended December 31,
Current tax liabilities	2014	2013
Income tax liabilities	239,468	149,154
V.A.T. liabilities	27,156	39,984
Other taxes	85,729	77,622

	352,353	266,760

17 Trade receivables

	Year ended December 31,
	2014	2013
Current accounts	2,002,867	2,005,209
Receivables from related parties	29,505	28,924

	2,032,372	2,034,133
Allowance for doubtful accounts (see Note 23 (i))	(68,978)	(51,154)

	1,963,394	1,982,979

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128

Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	—	(902)	(68,076)

Net Value	1,963,394	1,682,294	272,453	8,647

At December 31, 2013
Guaranteed	628,929	481,079	130,316	17,534
Not guaranteed	1,405,204	1,122,078	227,317	55,809

Guaranteed and not guaranteed	2,034,133	1,603,157	357,633	73,343
Allowance for doubtful accounts	(51,154)	—	(64)	(51,090)

Net Value	1,982,979	1,603,157	357,569	22,253

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

18 Other investments and Cash and cash equivalents

	Year ended December 31,
	2014	2013
Other investments
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	718,877	639,538
Bonds and other fixed Income	817,823	513,075
Fund Investments	301,679	74,717

	1,838,379	1,227,330

Cash and cash equivalents
Cash at banks	120,772	123,162
Liquidity funds	110,952	95,042
Short – term investments	185,921	396,325

	417,645	614,529

19 Borrowings

	Year ended December 31,
	2014	2013
Non-current
Bank borrowings	30,104	247,056
Finance lease liabilities	729	1,471
Costs of issue of debt	—	(2,309)

	30,833	246,218
Current
Bank borrowings and other loans including related companies	966,741	668,132
Bank overdrafts	1,200	16,384
Finance lease liabilities	486	575
Costs of issue of debt	(20)	(374)

	968,407	684,717

Total Borrowings	999,240	930,935

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	—	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024

Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338

Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2013
Financial lease	575	520	490	274	131	56	2,046
Other borrowings	684,142	98,891	91,202	45,860	7,066	1,728	928,889

Total borrowings	684,717	99,411	91,692	46,134	7,197	1,784	930,935

Interest to be accrued (*)	26,643	7,244	3,924	891	251	21	38,974

Total	711,360	106,655	95,616	47,025	7,448	1,805	969,909

(*)	Includes the effect of hedge accounting.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

19 Borrowings (Cont.)

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2014	Tamsa	Bank loans	522	2015
Mainly 2014	Siderca	Bank loans	183	Mainly 2015
December 2014	Tubocaribe (*)	Bank loan	180	Dec - 15

(*)	The main covenant on this loan agreement is in compliance with financial ratios (i.e., leverage ratio).

As of December 31, 2014, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2014 and 2013 (considering hedge accounting where applicable).

	2014	2013
Total borrowings (*)	1.89%	7.50%

(*)	The decrease in weighted average interest rates is explained mainly by ARS-denominated debt, which as of December 31, 2014 was almost fully hedged; whereas as of December 31, 2013 was fully unhedged.

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	—	218,134
USD	Fixed	21,079	—
ARS	Fixed	4,933	20,778
EUR	Fixed	3,981	—
Others	Variable	840	1,347
Others	Fixed	—	5,959

Total non current borrowings		30,833	246,218

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2014	2013
USD	Variable	184,103	24,823
USD	Fixed	14,577	25,019
EURO	Variable	24,030	38,279
EURO	Fixed	1,272	8,432
MXN	Fixed	522,225	366,380
ARS	Fixed	184,791	215,429
BRL	Variable	34,446	—
ARS	Variable	71	4,394
Others	Variable	252	953
Others	Fixed	2,640	1,008

Total current borrowings		968,407	684,717

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

20 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilitiesduring the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	—	849	(2,218)
Charged directly to Other Comprehensive Income	—	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)

At December 31, 2014	346,385	44,234	482,446	873,065

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	335,484	15,269	530,437	881,190
Translation differences	(1,703)	—	(223)	(1,926)
Charged directly to Other Comprehensive Income	—	—	11,441	11,441
Income statement charge	26,427	6,257	6,564	39,248

At December 31, 2013	360,208	21,526	548,219	929,953

(*)	Includes the effect of currency translation on tax base explained in Note 8.

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	—	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)

At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(56,406)	(183,560)	(23,141)	(105,409)	(368,516)
Translation differences	6,104	1,311	—	(843)	6,572
Increase due to business combinations	(17)	—	—	(1,442)	(1,459)
Charged directly to Other Comprehensive Income	753	—	—	(7,807)	(7,054)
Income statement charge / (credit)	(4,070)	20,007	(2,669)	(18,818)	(5,550)

At December 31, 2013	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2014	2013
Deferred tax assets to be recovered after 12 months	(119,192)	(119,488)
Deferred tax liabilities to be recovered after 12 months	868,289	877,524

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

20 Deferred income tax (Cont.)

Deferred tax assets (Cont.)

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

	Year ended December 31,
	2014	2013
Deferred tax assets	(268,252)	(197,159)
Deferred tax liabilities	714,123	751,105

	445,871	553,946

The movement on the net deferred income tax liability account is as follows:

	Year ended December 31,
	2014	2013
At the beginning of the year	553,946	512,674
Translation differences	6,255	4,646
Charged directly to Other Comprehensive Income	113	4,387
Income statement credit	(109,075)	33,698
Increase due to business combinations / Joint operations	(5,368)	(1,459)

At the end of the period	445,871	553,946

21 Other liabilities

(i) Other liabilities – Non current

	Year ended December 31,
	2014	2013
Post-employment benefits	164,217	169,215
Other-long term benefits	98,069	82,439
Miscellaneous	23,579	25,603

	285,865	277,257

Post-employment benefits

•	Unfunded

	Year ended December 31,
	2014	2013
Values at the beginning of the period	136,931	131,475
Current service cost	7,582	18,373
Interest cost	9,254	7,220
Curtailments and settlements	(236)	1,212
Remeasurements (*)	(9,824)	(3,403)
Translation differences	(8,665)	(1,561)
Benefits paid from the plan	(8,006)	(15,299)
Other	(303)	(1,086)

At the end of the year	126,733	136,931

(*)	For 2014,gain of $12.2 and for 2013, loss of $3.0 million attributable to demographic assumptions and a loss of $2.4 and a gain of $6.4million attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2014	2013
Discount rate	2% - 7%	3% - 7%
Rate of compensation increase	2% - 3%	3% - 7%

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $8.2 million and $9.5 million and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an impact on the defined benefit obligation of $6.6 million and $6.1 million. The above sensitivity analysis are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual periodare as follows:

	Year ended December 31,
	2014	2013
Present value of funded obligations	183,085	177,433
Fair value of plan assets	(147,991)	(145,777)

(Assets) / Liability (*)	35,094	31,656

(*)	In 2014 and 2013, $2.4 million and $0.6 million corresponding to an over funded plan were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2014	2013
At the beginning of the year	177,433	191,154
Translation differences	(10,000)	(3,208)
Current service cost	2,266	430
Interest cost	7,621	7,366
Remeasurements (*)	16,104	(7,174)
Benefits paid	(10,339)	(11,135)

Movement in the fair value of plan assets	183,085	177,433

(*)	For 2014, a loss of $1.5 and for 2013, gain of $7.5 million attributable to demographic assumptions and a lossof $14.6 and $14.7 million attributable to financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2014	2013
At the beginning of the year	(145,777)	(140,550)
Expected return on plan assets	(7,842)	(2,489)
Remeasurements	(8,130)	(7,737)
Translation differences	8,911	1,632
Contributions paid to the plan	(5,548)	(7,821)
Benefits paid from the plan	10,339	11,135
Other	56	53

	(147,991)	(145,777)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2014	2013
Equity instruments	52.7%	47.5%
Debt instruments	43.7%	52.5%
Others	3.6%	0.0%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2014	2013
Discount rate	4% - 4%	4% - 5%
Rate of compensation increase	2% - 3%	3% - 4%

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2014, an increase / (decrease) of 1% in the discount rate assumption would have generated an impact on the defined benefit obligation of $20.4 million and $24 million and an increase / (decrease) of 1% in the compensation rate assumption would have generated an impact on the defined benefit obligation of $0.3 million and $0.3 million. The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2015 amounts approximately to $5.8 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2014	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	20,896	10,531	18,224	8,076	8,085	406,281
Funded Post-employment benefits	8,329	8,661	9,041	9,453	9,742	349,241

Total	29,225	19,192	27,265	17,529	17,827	755,522

(ii) Other liabilities - current

	Year ended December 31,
	2014	2013
Payroll and social security payable	204,558	207,425
Liabilities with related parties	5,305	22
Derivative financial instruments	56,834	8,268
Miscellaneous	29,580	35,282

	296,277	250,997

22 Non-current allowances and provisions

(i) Deducted from non current receivables

	Year ended December 31,
	2014	2013
Values at the beginning of the year	(2,979)	(2,995)
Translation differences	534	740
Additional provisions	—	(752)
Used	749	28

Values at the end of the year	(1,696)	(2,979)

(ii) Liabilities

	Year ended December 31,
	2014	2013
Values at the beginning of the year	66,795	67,185
Translation differences	(10,253)	(8,065)
Additional provisions	18,029	20,852
Reclassifications	(2,276)	(3,387)
Used	(5,146)	(9,840)
Increase due to business combinations	3,565	50

Values at the end of the year	70,714	66,795

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

23 Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663

At December 31, 2014	(68,978)	(7,992)	(193,540)

Year ended December 31, 2013	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(29,143)	(10,516)	(185,168)
Translation differences	(17)	1,282	1,589
Additional allowances	(23,236)	(956)	(70,970)
Increase due to business combinations	(7)	—	—
Used	1,249	794	25,784

At December 31, 2013	(51,154)	(9,396)	(228,765)

(ii) Liabilities

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	—	2,275	2,275
Used	(15,818)	(6,036)	(21,854)

At December 31, 2014	7,205	13,175	20,380

Year ended December 31, 2013	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	14,112	12,846	26,958
Translation differences	(335)	490	155
Additional allowances	8,512	2,063	10,575
Reclassifications	366	3,021	3,387
Used	(12,985)	(2,492)	(15,477)
Increase due to the consolidation of joint operations	—	117	117

At December 31, 2013	9,670	16,045	25,715

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

24 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilitiesat the reporting date, in accordance with IAS39,are:

	Year ended December 31,
	2014	2013
Foreign exchange derivatives contracts	25,588	9,273

Contracts with positive fair values	25,588	9,273

Foreign exchange derivatives contracts	(56,834)	(8,268)

Contracts with negative fair values	(56,834)	(8,268)

Total	(31,246)	1,005

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives, including embedded derivatives and those derivatives that were designated for hedge accounting as of December 2014 and 2013, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2014	2013	2014	2013
MXN	USD	2015	(45,061)	(3,285)	120	(101)
USD	MXN	2015	18,105	(510)	(66)	(2)
EUR	USD	2015	(6,186)	—	(6,186)	—
USD	EUR	2015	982	(456)	—	(21)
EUR	BRL	2015	(96)	411	138	244
JPY	USD	2015	(5,079)	(675)	(1,797)	—
USD	KWD	2015	1,908	—	630	—
ARS	USD	2015	1,632	—	(1,245)	—
USD	BRL	2015	1,089	5,604	—	—
USD	CNH	2015	95	—	87	—
USD	GBP	2015	438	(55)	403	—
Others			927	(29)	—	—

Total			(31,246)	1,005	(7,916)	120

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-12	Movements 2013	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14
Foreign Exchange	(2,860)	2,980	120	(8,036)	(7,916)

Total Cash flow Hedge	(2,860)	2,980	120	(8,036)	(7,916)

Tenaris estimates that the cash flow hedge reserve at December 31, 2014 will be recycled to the Consolidated Income Statement during 2015.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

25 Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris’s material ongoing legal proceedings:

•	Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $342 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment.

On December 24, 2013, the company received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of December 31, 2014, of EUR248 million (approximately $301 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. The hearing on this appeal will be held on June 22, 2015.

Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

•	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

•	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de ValoresMobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator, ConselhoAdministrativo de DefesaEconômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Tenaris believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Restated Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of December 31, 2014, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $248 million.

•	A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $52.5 million.

•	A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $502.1 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2014	21,072,180

Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2014, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)

Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733

Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

26 Business combinations

In September 2014, Tenaris closed the acquisition of 100% of the shares of SocobrasParticipações Ltda. (“Socobras”), a holding company that owned 50% of the shares of SocothermBrasil S.A.(“Socotherm”). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amount to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’s ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between carrying value of its initial investments in Socotherm and the fair value which was included in “Equity in earnings (losses) of non-consolidated companies” on the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27 Cash flow disclosures

		Year ended December 31,
		2014	2013	2012
(i)	Changes in working capital
	Inventories	(72,883)	287,874	(174,670)
	Receivables and prepayments	(31,061)	62,114	(26,285)
	Trade receivables	20,886	129,939	(166,985)
	Other liabilities	(61,636)	(151,578)	6,202
	Customer advances	76,383	(77,099)	78,446
	Trade payables	(3,755)	(62,470)	(19,720)

		(72,066)	188,780	(303,012)

(ii)	Income tax accruals less payments
	Tax accrued	586,061	627,877	541,558
	Taxes paid	(506,999)	(502,461)	(702,509)

		79,062	125,416	(160,951)

(iii)	Interest accruals less payments, net
	Interest accrued	6,174	37,356	22,048
	Interest received	31,306	42,091	41,996
	Interest paid	(74,672)	(109,170)	(89,349)

		(37,192)	(29,723)	(25,305)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	417,645	614,529	828,458
	Bank overdrafts	(1,200)	(16,384)	(55,802)

		416,445	598,145	772,656

As of December 31, 2014, 2013 and 2012, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

28 Related party transactions

As of December 31, 2014:

•	San Faustin S.A., a Luxembourg public limited liability company (SociétéAnonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l., a Luxembourg private limited liability company (Société à ResponsabilitéLimitée) (“Techint”).

•	Rocca & Partners StichtingAdministratiekantoorAandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2014	2013	2012
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	33,342	35,358	43,501
	Sales of goods to other related parties	103,377	115,505	77,828
	Sales of services to non-consolidated parties	10,932	15,439	14,583
	Sales of services to other related parties	3,264	5,035	4,000

		150,915	171,337	139,912

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	302,144	320,000	444,742
	Purchases of goods to other related parties	44,185	14,828	19,745
	Purchases of services to non-consolidated parties	27,304	56,820	112,870
	Purchases of services to other related parties	90,652	100,677	87,510

		464,285	492,325	664,867

	(all amounts in thousands of U.S. dollars)	At December 31,
		2014	2013
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	104,703	30,416
	Receivables from other related parties	31,628	30,537
	Payables to non-consolidated parties	(53,777)	(33,503)
	Payables to other related parties	(28,208)	(8,323)

		54,346	19,127

	(b) Financial debt
	Borrowings from other related parties	(200)	—

		(200)	—

Directors’ and senior management compensation

During the years ended December 31, 2014, 2013 and 2012, the cash compensation of Directors and Senior managers amounted to $25.6 million, $27.1 million and $24.1 million respectively. In addition, Directors and Senior managers received 567, 534 and 542 thousand units for a total amount of $6.2 million, $5.6 million and $5.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

29 Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2014.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2014	2013	2012
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacturing and marketing of premium connections	100%	100%	100%
INVERSIONES BERNA LIMITADA	Chile	Financial Company	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (b)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA—TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY	USA	Manufacturing of seamless steel pipes	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A.—Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.a.r.l.	Luxembourg	Holding Company	100%	100%	100%
TENARIS INVESTMENTS S.ar.l., Zug Branch	Switzerland	Financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	Tenaris holds 100% of Hydril’s subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2014and 2013, and 60% for 2012.
(b)	For 2014 and 2013, Tenaris holds 100% of Siderca’s subsidiaries. For 2012, Tenaris holds 100% of Siderca’s subsidiaries except for Scrapservice S.A where it holds 75%.
(c)	Tenaris holds 97.5% of Tenaris Supply Chain S.A, 95% of Tenaris Saudi Arabia Limited, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

30 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, MatesiMaterialesSiderúrgicos S.A (“Matesi”), and ComplejoSiderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

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

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing SociedadUnipessoalLda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. The parties to the arbitration have had several exchanges of written pleadings on jurisdiction and the merits. An oral hearing on jurisdiction and the merits was held from January 31, 2013 to February 7, 2014. An additional two day hearing was held on 9-10 July 2014 in London, England to hear the testimony of the Parties’ experts on Luxembourg and Portuguese law. On August 8, 2014, both parties submitted their post-hearing briefs analyzing the testimony proffered at both hearings; Tenaris and Talta updated their pre-expropriation damages claim (to a principal sum of US $299.3 million plus pre-award interest for US $489.8 million, plus post-award interest). The tribunal will deliberate and issue the award. There is no procedural deadline by which the award must be rendered.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Tenaris and Talta submitted their memorial on jurisdiction and the merits in October 2013. Thereafter, the proceedings on the merits were suspended in order for the tribunal to separately consider one of Venezuela’s jurisdictional objections. After exchanging one round of written jurisdictional submissions on 1 April and 16 June 2014, the suspension of the merits phase of the arbitration was lifted (by agreement of the parties) such that the jurisdictional and merits issues will be pleaded together. Following the exchange of further written submissions by the Parties (scheduled to be completed by April 2015), an oral hearing will take place in June 2015; finally, the tribunal will deliberate and issue its award. There is no procedural deadline within the award must be rendered.

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

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2014, for a total amount of approximately $26.8 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Tenaris S.A. Restated Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

31 Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwCNetwork firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2014	2013	2012
Audit Fees	5,231	5,723	5,446
Audit-Related Fees	142	143	335
Tax Fees	89	117	137
All Other Fees	35	51	32

Total	5,497	6,034	5,950

32 Subsequent event

Annual Dividend Proposal

On February 18, 2015the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders’ meeting, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 27, 2014.

On May 6, 2015 the Annual General Shareholders’ meeting approved the payment of such annual dividend. As a result, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1million was paid on May 20, 2015, with an ex-dividend date of May 18, 2015. These Restated Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer