Form 20-F
period 2015-12-31
TENARIS SA
filed 2016-05-02
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2015

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

Andrea Aguerre

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail: aaguerre@tenaris.com

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” are exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this annual report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II Accounting Policy A. Basis of presentation” and “II Accounting Policy B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” are to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B. “Information on the Company – Business Overview – Our Products”.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013. Information as of and for the year ended December 31, 2014 included in this annual report is derived from our audited restated consolidated financial statements for the year ended December 31, 2014.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3.D. “Key Information – Risk Factors”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide; and

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes.

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

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated therein. Information as of and for the year December 31, 2014 included in this annual report is derived from our audited restated consolidated financial statements for the year ended December 31, 2014. Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, an independent registered public accounting firm. PricewaterhouseCoopers Société Coopérative is a member firm of PwC International Limited (“PWC”). IFRS differs in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles”.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2015	2014	2013	2012	2011
Selected consolidated income statement data(1)
Continuing operations
Net sales	7,100,753	10,337,962	10,596,781	10,834,030	9,972,478
Cost of sales	(4,885,078)	(6,287,460)	(6,456,786)	(6,637,293)	(6,273,407)

Gross profit	2,215,675	4,050,502	4,139,995	4,196,737	3,699,071
Selling, general and administrative expenses	(1,624,275)	(1,963,952)	(1,941,213)	(1,883,789)	(1,859,240)
Other operating (expenses) income, net(2)	(395,972)	(187,734)	(13,952)	43,659	5,050

Operating income	195,428	1,898,816	2,184,830	2,356,607	1,844,881
Finance income	34,574	38,211	34,767	36,932	30,840
Finance cost	(23,058)	(44,388)	(70,450)	(55,507)	(52,407)
Other financial results	2,694	39,214	7,004	(31,529)	11,268

Income before equity in earnings of non-consolidated companies and income tax	209,638	1,931,853	2,156,151	2,306,503	1,834,582
Equity in earnings (losses) of non-consolidated companies(3)	(39,558)	(164,616)	46,098	(63,206)	61,992

Income before income tax	170,080	1,767,237	2,202,249	2,243,297	1,896,574
Income tax	(244,505)	(586,061)	(627,877)	(541,558)	(475,370)

(Loss) Income for the year(4)	(74,425)	1,181,176	1,574,372	1,701,739	1,421,204
(Loss) Income attributable to(4):
Owners of the parent	(80,162)	1,158,517	1,551,394	1,699,375	1,331,640
Non-controlling interests	5,737	22,659	22,978	2,364	89,564

(Loss) Income for the year(4)	(74,425)	1,181,176	1,574,372	1,701,739	1,421,204

Depreciation and amortization	(658,778)	(615,629)	(610,054)	(567,654)	(554,345)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted (loss) earnings per share for continuing operations	(0.07)	0.98	1.31	1.44	1.13
Basic and diluted (loss) earnings per share	(0.07)	0.98	1.31	1.44	1.13
Dividends per share(5)	0.45	0.45	0.43	0.43	0.38

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the years ended December 31, 2012 and 2011.

(2)	Other operating (expenses) income, net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(3)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015 and $161 million in 2014.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised) requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(5)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2015	2014	2013	2012	2011
Selected consolidated financial position data(1)
Current assets	5,743,031	7,396,322	6,903,900	6,987,116	6,393,221
Property, plant and equipment, net	5,672,258	5,159,557	4,673,767	4,434,970	4,053,653
Other non-current assets	3,471,685	3,954,799	4,353,303	4,537,457	4,411,510

Total assets	14,886,974	16,510,678	15,930,970	15,959,543	14,858,384

Current liabilities	1,754,775	2,602,829	2,119,729	2,829,374	2,403,699
Non-current borrowings	223,221	30,833	246,218	532,407	149,775
Deferred tax liabilities	750,325	714,123	751,105	728,541	809,898
Other non-current liabilities	292,597	356,579	344,052	369,629	372,276

Total liabilities	3,020,918	3,704,364	3,461,104	4,459,951	3,735,648
Capital and reserves attributable to the owners of the parent	11,713,344	12,654,114	12,290,420	11,328,031	10,456,705
Non-controlling interests	152,712	152,200	179,446	171,561	666,031

Equity	11,866,056	12,806,314	12,469,866	11,499,592	11,122,736

Total liabilities and equity	14,886,974	16,510,678	15,930,970	15,959,543	14,858,384

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits as of December 31, 2012 and 2011.

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, over the last 18 months the level of drilling activity has been severely affected by a strong decline in prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Oil and gas prices are reaching levels which, in some areas, are close to or even below operating costs for the industry; accordingly, oil and gas companies may cut back further on their investment plans and consequently, absent a significant improvement in market conditions, demand for our products will decline further.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, as has been occurring over the last 18 months, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products. In August 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea. Despite the duties imposed, imports from South Korea continued at a very high level for some months and in September 2015 the domestic producers in the United States requested an annual review of South Korea’s exports. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in March 2015. We can give no assurance about the effectiveness of these actions or the final outcome of these investigations. The competitive environment, therefore, is expected to become more intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. See Item 4.B. “Information on the Company – Business Overview – Competition”.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could lead to production cutbacks at our facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of natural gas liquids which, since 2013, resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

We may not be able to recover increased costs of raw materials and energy through increased selling prices on our products, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability and financial condition. For example, starting in the beginning of 2015, we have implemented temporary suspensions of certain of our operations, mostly in the United States and Canada, due to the impact on our business of the sharp decline of oil prices and high levels of unfairly traded imports of OCTG and line pipe products. Temporary suspensions of operations generally lead to layoffs of employees which may in turn give rise to labor conflicts and impact operations. Moreover, temporary suspensions—such as those implemented by the Company—may also affect profitability and trigger impairment assessments of assets. We continue to analyze our operations in other regions in order to better adjust our cost structures to market conditions and may have to resort to measures such as temporary suspensions in order to rationalize our cost structure. For more information regarding suspension of certain operations, see Item 4.B. “Information on the Company – Business Overview – Production Process and Facilities – Production Facilities – Tubes – North America.”

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

For example, we have significant manufacturing operations and assets located in Argentina and a significant portion of our sales are made in Argentina. Our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina, including the following:

•	Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

•	Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results.

•	The Argentine government has increased taxes on our operations in Argentina through several methods. For example, in September 2013, the Argentine government enacted a new 10% withholding tax on dividend distributions. If the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•	Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we have taken and are taking measures to limit the effect of supply restrictions on our operations in Argentina, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to similarly limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

•	In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the U.S. Dollar/Argentine Peso, or ARS, exchange rate, and implemented restrictions on capital inflows into Argentina and capital outflows from Argentina. Since 2001, Argentine subsidiaries are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into Argentina and convert them into ARS at the official floating exchange rate applicable on the date of repatriation. In the last quarter of 2011 and until recently, the Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, prohibiting the purchase of foreign currency for saving purposes and limiting formally or informally the ability of Argentine companies to transfer funds (including in connection with the purchase of goods or services, or the payment of interest, dividends or royalties) outside of Argentina. Although most restrictions were lifted in December 2015 following a change in administration, such controls could be reestablished, or additional restrictions of the kind described above could be imposed in the future and could expose us to the risk of losses arising from fluctuations in the exchange rate of the ARS or adversely affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside Argentina funds generated by Argentine subsidiaries, for example, to fund the payment of dividends, pay royalties or undertake investments or other activities that require offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

•	In recent years, the Argentine government has imposed export taxes on certain activities, mainly in connection with commodities, gas and oil. Although most of these taxes were lifted in December 2015, if the Argentine government were to reinstate such export taxes or impose export restrictions concerning our activities, our business and operations in Argentina could be adversely affected.

•	In the past, the Argentine government implemented significant import restrictions that, if reinstated, may affect the availability of key inputs for our operations in Argentina. Among other restrictions, all payments on import of goods and services were required to be approved by the Argentine federal tax authority and other authorities, such as the Secretary of Commerce. Although such restrictions were lifted in December 2015, such import restrictions, if reinstated, could delay imports and as a result, adversely affect our business, operations and growth projects in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries could adopt and implement counter-trade measures.

•	Following the Argentine default in 2002, Argentina successfully completed the restructuring of a substantial portion of its sovereign indebtedness in 2005 and 2010. However, certain bondholders that did not participate in the restructurings sued Argentina for full payment. This litigation, which was ultimately settled, has, until recently, limited Argentina’s access to international capital markets. Although Argentina has recently made a $16.5 billion bond issuance in the international markets, Argentina is expected to continue to have significant financial needs. A lack of financial alternatives could impair Argentina’s ability to sustain the economy’s activity level and foster economic growth.

We currently have the following exposure to political and economic developments in Venezuela:

•	We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. Since 2010, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•	In addition, we have a 70% interest in the share capital of Tubos de Acero de Venezuela S.A., or Tavsa, the sole producer of seamless steel pipe products in Venezuela; a 50.2% interest in Matesi Materiales Siderúrgicos S.A., or Matesi, an industrial facility that produces hot briquetted iron, or HBI, and a minority interest in Complejo Siderúrgico de Guayana, or Comsigua, another Venezuelan HBI producer (collectively, the “Venezuelan Companies”). In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Venezuelan Companies. Tenaris and its wholly-owned subsidiary Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with the Matesi and Tavsa expropriations. For further information, see note 30 to our audited consolidated financial statements included in this annual report. On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest and resolved that if full-payment is not made by then, post-award interest will apply at the rate of 9% per annum. On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. On April 4, 2016, Tenaris and Talta responded to Venezuela’s rectification request. On April 7, 2016, the tribunal granted both parties the opportunity to file additional written submissions (which were due on April 15, 2016 for Venezuela and on April 22, 2016 for Tenaris and Talta), following which the tribunal will decide on Venezuela’s rectification request.

In Mexico, amendments to applicable law and regulations may materially and adversely affect our business. For example, in 2014 a comprehensive tax reform became effective in Mexico, which, among other things, introduced a general 10% withholding tax on dividend distributions based upon earnings accrued after January 1, 2014. Any additional changes to Mexican legislation could adversely impact our results of operations. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. Since 2011, organized criminal activity and violent incidents have remained high and have spread to new regions of the country. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

In Brazil, our sales may also be affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras S.A., or Petrobras, a state-run oil company. We have a longstanding business relationship with Petrobras, whom we supply with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. Given our business relationship with Petrobras, our sales and profitability in Brazil could be affected by operational and financial issues at Petrobras. Demand for complex OCTG and line pipe products used in deepwater applications in Brazil slowed down in 2013, and shipments for line pipe products decreased to a virtual halt in 2014, but recovered in 2015 with shipments to an offshore pipeline project. Our profitability in the Brazilian market may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, and any adverse economic, political or social developments in Brazil. Furthermore, in connection with our industrial equipment manufacturing business in Brazil, in which we also provide assembly services, we account for these contracts under IAS 11, Construction Contracts, which requires management to account for certain contracts according to their percentage of completion based on an estimated final outcome of the contracts, which in certain cases may differ significantly from actual results.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing high value products designed to serve and meet the needs of customers operating in demanding environments, developing and offering additional value-added services, which enable us to integrate our production activities with our customers’ supply chain, and continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. For example, we may fail to develop products or services that differentiate us from our competitors or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, or E.U., the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. Any failure to comply with these applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in January 2012, through our subsidiary Confab Industrial S.A., or Confab, we acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital, and in May 2012, we acquired all the remaining minority interests in Confab. In addition, we continue to build a new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2015, we had $1,334 million in goodwill, which corresponds mainly to the acquisition of Hydril Company, or Hydril, in 2007 ($920 million) and Maverick Tube Corporation, or Maverick, in 2006 ($275 million). In 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the United States. For more information on the impairment in the United States, see note 5 “Other operating income and expenses – Impairment charge” to our audited consolidated financial statements included in this annual report.

Additionally, in 2015 we also recorded a $29 million impairment on the carrying value of our investment in Usiminas. This impairment on the Usiminas investment follows a $161.2 million impairment charge recorded after the conclusion of a discussion with the SEC Staff which resulted in the Company revising the carrying value of its Usiminas investment and restating its financial statements to reduce the carrying amount of the Usiminas investment to $122 million as of September 30,

2014. As a result of this restatement, the financial statements at December 31, 2014 and March 31, 2015 were also restated to reflect the lower carrying value of the Usiminas investment. For more information on the Usiminas impairment see I. “General Information – Restatement of 2014 Financial Statements” and note 12 “Investments in non-consolidated companies – Usiminas S.A.”, to our audited consolidated financial statements included in this annual report. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

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

Related party transactions with companies controlled by San Faustin may not be on terms as favorable as could be obtained from unrelated and unaffiliated third parties.

A portion of our sales and purchases of goods and services are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as could be obtained from unaffiliated third parties. For information concerning our principal transactions with related parties, see Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions”.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

As of March 31, 2016, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to Shares and ADSs

In deciding whether to purchase, hold or sell Shares or ADSs, you may not have access to as much information about us as you would in the case of a U.S. company.

There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain significant aspects from U.S. GAAP.

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

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia;

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production;

•	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities;

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry;

•	Ternium S.A., or Ternium, one of the leading steel producers of the Americas with production facilities in Latin America;

•	Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries; and

•	Techgen, S.A. de C.V., or Techgen, an electric power plant in Mexico.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

For information on Tenaris’s principal capital expenditures and divestitures, see Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

B. Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high quality tubular products and services to the energy and other industries by:

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record with respect to acquisitions of companies is described above (See “History and Development of the Company – Tenaris”). In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2015, approximately $0.8 billion had already been invested and an additional $0.3 billion had been committed.

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long-term. For example, in February 2014, we entered into an agreement with our affiliates Ternium S.A. and Tecpetrol International S.A., or Tecpetrol, (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico, expected to be completed in 2016, which will supply Tenaris’s and Ternium’s respective Mexican industrial facilities. For information on the new power plant, see note 12 “Investments in non-consolidated companies – Techgen S.A. de C.V. (“Techgen”)” to our audited consolidated financial statements included in this annual report. For more information on the Company’s commitments under the new power plant, see item 5.E. “Operating and Financial Review and Prospects – Off-Balance Sheet Arrangements”.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. These services are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements. For example, in Mexico, since 1994, we have supplied Pemex, the state-owned oil company and one of the world’s largest crude oil and condensates producers, under just-in-time, or JIT, agreements which allow us to provide it with comprehensive pipe management services on a continuous basis.

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

For more information on our business segments, see “II C. Accounting Policies – Segment information” to our audited consolidated financial statements included in this annual report.

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

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside the United States.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture welded steel pipes for electric conduits in the United States and Colombia, tubular accessories such as sucker rods (used in oil drilling) in Argentina, Brazil, Mexico and Romania, couplings in the United States, Argentina, China, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute or API, and premium joints in the United States, Canada, China, Denmark, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2015	2014	2013
Thousands of tons
Steel Bars
Effective Capacity (annual)(1)	3,835	3,635	3,635
Actual Production	1,875	2,865	2,612
Tubes – Seamless
Effective Capacity (annual)(1)	3,820	3,790	3,790
Actual Production	1,780	2,940	2,611
Tubes – Welded
Effective Capacity (annual)(1)	2,620	2,620	2,620
Actual Production	633	908	988

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

Actual production declined in 2015, reflecting the decline in oil prices, and the resulting impact on drilling activity and on the demand for OCTG products. Steel bars production capacity increased 200 thousand tons; 150 thousand tons after an expansion of the steel shop continuous casting line at our Veracruz facility in Mexico and 50 thousand tons at our steel shop in Romania. Our seamless production capacity also increased by 30 thousand tons at our mill in Romania.

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

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,150,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, five-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a premium quality finishing, or PQF, technology mill (2 3/8 to 7 inches), including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	six finishing lines, including heat treatment facilities, upsetting machines and threading and inspection equipment;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2015, are as follows:

Effective Annual Production Capacity (thousands of tons)(1)
Steel Shop	1,150
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

In the Houston area we have the Texas Arai coupling facility with an annual capacity of approximately 4.4 million couplings in OCTG sizes ranging from 2 3/8 through 20 inches in carbon and alloy steel grades. In March 2016, we suspended operations at Texas Arai, due to the low price of oil, the continuing reduction in rig activity and the high level of inventory on the ground created mostly by unfairly traded imports of OCTG from South Korea.

Additionally, we have the following threading facilities, which are mainly dedicated to the finishing of tubes with premium connections:

•	McCarty: a threading facility in Houston, Texas, which comprises two main production buildings in an area of approximately 20 hectares;

•	Westwego: a threading facility located in Louisiana. In June 2015, we suspended operations at the Westwego facility, mainly due to the decline in drilling activity driven by the low price of oil; and

•	Bakersfield: a threading facility in California, mainly used as a repair shop.

In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2015, approximately $0.8 billion had already been invested with an additional $0.3 billion being committed.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. To source steel bars, in 2007, we signed a 10-year contract with Rio Tinto Fer et Titane (ex-QIT), a Canadian producer of titanium dioxide and high purity iron, under which Rio Tinto Fer et Titane supplies round steel bars at U.S. dollar prices adjusted in accordance with variations in raw material costs. In 2012 we signed a new contract, with an evergreen feature, to extend the original contract. The contract accommodates 50% of our steel bar needs. We use steel bars produced in our integrated facilities in Argentina and Romania for the remainder of our round steel bar requirements. We have temporarily suspended production at this mill due to the prolonged industry downturn. Additionally, unfairly traded imports of OCTG and line pipe have significantly harmed the Canadian tubular industry due to high inventories of these products on the ground.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons. We have temporarily suspended operations at this mill, due to the high levels of unfairly traded imports of OCTG and line pipe products and the sharp decline in the price of oil and consequential reduction in drilling activity.

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

In Argentina, we have a modern gas turbine power generation plant, located in San Nicolás, approximately 150 kilometers from Campana. The 160 megawatt capacity of this power generation plant together with a smaller thermo-electric power generating plant located within the Campana facility is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2015, are as follows:

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

Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons. In addition to our welded pipe manufacturing facility, in September 2014, we acquired Socotherm Brasil S.A. (now known as Tenaris Coating do Brasil S.A.), or Socotherm, a pipe coating services company in which we already had a 50% ownership interest and that performed pipe coating services for us over the years. The pipe coating facility, located beside the Confab welded pipes mill in Pindamonhangaba, was previously managed in partnership by Tenaris and by an affiliate of ShawCor.

Colombia

In Colombia we have the Tubocaribe Ltda., or Tubocaribe, welded pipe manufacturing facility in Cartagena, on an area of 28 hectares. The total estimated annual production capacity is approximately 140,000 tons. The plant produces mainly ERW OCTG and line pipe products having two mills with an outside diameter range of 2 3/8 to 9 5/8 inches, three heat treatment lines and three threading lines. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, in 2015 we inaugurated a new greenfield and state-of-the-art finishing plant, on an area of 30 hectares, adjacent to the Tubocaribe facility. We invested $240 million, to expand the finishing capacity by 130,000 tons, through a new heat treatment plant for tubing and casing, a new casing finishing plant, a new ultrasound inspection line and a new threading line, including premium connections.

Ecuador

In Ecuador we have a small threading and finishing service center in Machachi. In 2015, Tenaris temporarily suspended operations at this service center due to the sharp decline in the price of oil and consequential reduction in drilling activity.

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters with their own cooling beds;

•	a continuous floating mandrel mill with two finishing lines whose operations have been temporarily suspended;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment; and

•	a rotary expander with a finishing line including a heat treatment.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2015, are as follows:

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

In addition to these facilities, we operate a manufacturing facility at Sabbio, which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces, and a large vessels plant inside the Dalmine facility, recently revamped, with a production capacity of around 5,000 pieces per year.

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatts at Dalmine. Our operations in Dalmine consume most of the power generated at the power station which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third-party consumers and heat is sold for district heating.

Romania

We have a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 210,000 tons of seamless steel tubes, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). We also have a steelmaking facility in southern Romania, with an annual steelmaking capacity of 450,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and supplies steel bars to the Silcotub facility as well as to other rolling mills in our industrial system. The combined Romanian facilities comprise:

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

Middle East and Africa

We have a threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of approximately 40,000 tons of premium joints. During 2015 we added a new state of the art threading line, which took the total annual capacity of the mill to 120,000 tons.

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

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril. We also hold 77.45% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities, coupling shop and a quality-testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of approximately 120,000 tons.

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

We have a welded steel pipe business for electric conduits with manufacturing facilities in Louisville, Kentucky and in Cedar Springs, Georgia in the United States and in Cartagena, Colombia. These plants process steel coils into conduit tubing and have a combined annual production capacity of approximately 240,000 tons.

In addition, we have specialized facilities in the Houston area producing coiled tubing and umbilical tubing:

•	A coiled tubing facility of approximately 150,000 square feet of manufacturing space on 4 hectares. The plant consists of two mills and coating operations capable of producing coiled tubing products in various grades, sizes and wall thicknesses. A new continuous heat treatment line has been recently installed.

•	An umbilical tubing facility of approximately 85,000 square feet of manufacturing space on 6 hectares. The facility is capable of producing stainless or carbon steel tubing in various grades, sizes and wall thickness.

Sales and Marketing

Net Sales

Our total net sales amounted to $7,101 million in 2015, compared to $10,338 million in 2014 and $10,597 million in 2013. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2015		2014		2013
Tubes	6,444	91%	9,582	93%	9,812	93%
Others	657	9%	756	7%	784	7%

Total	7,101	100%	10,338	100%	10,597	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2015		2014		2013
Tubes
North America	2,538	39%	4,609	48%	4,077	42%
South America	1,858	29%	1,823	19%	2,237	23%
Europe	695	11%	924	10%	890	9%
Middle East and Africa	1,082	17%	1,817	19%	2,094	21%
Far East and Oceania	272	4%	408	4%	513	5%

Total Tubes	6,444	100%	9,582	100%	9,812	100%

North America

Sales to customers in North America accounted for 39% of our sales of tubular products and services in 2015, compared to 48% in 2014 and 42% in 2013.

We have significant sales in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and natural gas prices in that region. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and has risen significantly, from 5.6 million b/d in 2011 to 9.4 million b/d in 2015. Production of natural gas liquids, or NGLs, has also increased significantly in the past few years in North America. This rapid increase in production, however, has contributed to an excess of supply in the global oil market and a consequent collapse in the price of oil, as other producers, notably Saudi Arabia, are unwilling to adjust their production levels to balance the market. Natural gas production has also increased in the United States over the past five years, despite a reduction in gas-directed drilling activity, resulting in a reduction in net imports of natural gas into the United States and prices maintaining levels significantly below natural gas prices in Asia and Europe. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves in addition to the development of thermal projects to extract and process extra-heavy oil from Canada’s oil sands reserves. The drop in oil prices, however, since the second half of 2014 has led to a drastic reduction in drilling activity throughout North America and the postponement and, in some cases, cancellation of projects requiring long lead times and heavy upfront investment commitments, such as thermal projects in Canada.

In 2013 and 2014, demand for our OCTG products in the United States remained high, driven by steadily increasing oil and NGLs drilling activity, which reached a peak in November 2014. Since then, drilling activity in the United States has plummeted and is currently less than one third of the November 2014 peak level. This includes gas drilling activity, which has steadily declined over the past three years as production continues to increase due to productivity increases particularly in the Marcellus formation, and natural gas prices remain low. Demand for our products has been further affected by high levels of inventory in relation to declining levels of drilling activity. In Canada, demand for our OCTG products and drilling activity has been similarly affected by the decline in oil and gas prices. While demand and drilling activity remained relatively stable in 2013 and 2014, they have plummeted since then and are less than a third of the 2013-2014 level.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity recovered but, with the recent fall in oil prices, drilling activity is declining and major projects are being postponed.

Oil and gas drilling in Canada is subject to strong seasonality, with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain.

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

At the end of 2013, Mexico reformed its constitution to permit increased private and foreign investment in the energy industry. Under the reforms, foreign and private investors will be allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company without its previous monopoly on production. A new regulatory framework has been developed and contracts with foreign and private investors are gradually being awarded.

Drilling activity in Mexico and demand for our OCTG products has fluctuated in the past few years, with activity increasing in the offshore and south regions but decreasing substantially in the Chicontepec and Burgos reserves, where activity has been affected by low productivity and the low level of North American gas prices. In 2015, drilling activity was further affected by the impact of low oil prices on the investment budget and finances of Pemex. In the coming years, the energy reform is expected to lead to increased investment particularly in deepwater exploration and in the shale reserves in Northern Mexico.

Sales to non-oil related customers in Mexico are made directly to those customers or through authorized distributors. The principal Mexican end users, other than Pemex, rely on our products primarily for automotive, thermal, mechanical, conduction and hydraulic uses. Sales to these non-oil customers are primarily affected by trends in North American industrial production activity.

South America

Sales to customers in South America accounted for 29% of our sales of tubular products and services in 2015, compared to 19% in 2014 and 23% in 2013.

Our largest markets in South America are Argentina and Brazil. We also have significant sales in Colombia, Ecuador and Venezuela.

We have manufacturing subsidiaries in Argentina, Brazil and Colombia. Our seamless pipe manufacturing facility in Venezuela was nationalized in 2009. For more information on the nationalization of this Venezuelan company, see note 30 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance under which we have agreed to provide additional services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. After increasing in the previous two years, drilling activity was sustained for most of 2015. At the end of the year, the government recognized a domestic oil price in excess of international prices. The change in the Argentine government that occurred in December 2015 is expected to result in significant changes in domestic energy policies including the gradual normalization of domestic gas and energy prices. Moreover, the new policies are likely to encourage further investment in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Consumption of OCTG products in Brazil has fallen in the past two years, and is expected to fall further in 2016, as Petrobras continues to reduce its investments in response to budgetary constraints. Demand is being further affected by ongoing inventory reductions. Demand for line pipe for pipeline projects declined to very low levels in 2013 and 2014. It recovered in 2015 due to the implementation of the Rota 3 project to bring gas from the pre-salt fields onshore but is expected to decline again in 2016.

In Colombia, we have established a leading position in the market for OCTG products in the past few years following our acquisition of Tubocaribe, a welded pipe manufacturing facility located in Cartagena. The market in the past few years has grown rapidly as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. Drilling activity in Colombia has been deeply affected by the collapse in the oil price and has fallen to a very low level. Our principal customer in Colombia is Ecopetrol, which we supply under a JIT arrangement. We have recently invested in strengthening our industrial position in Colombia through the installation of modern heat treatment, pipe threading and processing facilities which will enable us to serve this market with more local industrial content and our customers with more efficient JIT services.

We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with PDVSA and the joint venture operators in the oil and gas sector. In the past three years, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”; and note 30 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

Europe

Sales to customers in Europe accounted for 11% of our sales of tubular products and services in 2015, compared to 10% in 2014 and 9% in 2013.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries in Italy and the rest of Europe declined in each of the years 2013, 2014 and 2015 as a result of lower prices reflecting increased competitive pressures. Sales of pipes for HPI and power generation projects remained relatively stable in 2013 and 2014 but in 2015 were negatively affected by lower selling prices.

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

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 17% of our sales of tubular products and services in 2015, compared to 19% in 2014 and 21% in 2013.

In 2013, our sales in the region increased significantly driven by a high level of demand from state-owned customers in the Middle East for premium products for complex gas drilling activity and a significant increase in demand for offshore drilling projects in Africa. While demand for premium products for offshore drilling projects in Africa remained strong in 2014, our sales in the region began to decline in the second half of 2014 due to reduced purchases from state-owned customers in the Middle East and sales remained low in 2015 as customers ran down inventories.

Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They are also increasing investments to maintain or add oil production capacity. In addition, there has been a significant increase in drilling activity in Iraq as that country seeks to reactivate its oil and gas industry. In Africa, international oil companies increased investments in exploration and production in offshore projects in 2012 and 2013 but began to postpone or reduce their investment commitments in 2014 due to the high cost of offshore project developments and a lower success rate in exploration activity. In 2015, following the oil price collapse, exploration activity was sharply cut back and major project commitments were postponed.

In the past three years, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in 2013, 2014 and 2015, U.S. and E.U. sanctions have affected production and exports in Iran.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in that region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements. For example, Saudi Aramco, after purchasing pipes in excess of its consumption requirements in 2013 and the first half of 2014, subsequently substantially reduced purchases during the second half of 2014 and throughout 2015, notwithstanding increased drilling activity, as it reduced inventory levels.

Far East and Oceania

Sales to customers in the Far East and Oceania accounted for 4% of our sales of tubular products and services in 2015, compared to 4% in 2014 and 5% in 2013.

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

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, welded steel pipes for electric conduits, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. Net sales of other products and services decreased 13% in 2015 compared to 2014, mainly due to lower sales of sucker rods and coiled tubes.

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

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. Capacity for the production of more specialized product grades has also increased. With the recent downturn in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe production worldwide has become pronounced, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•

Vallourec, a French company, has mills in Brazil, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with Nippon Steel & Sumitomo Metal Corporation, or NSSMC. In the last few years, Vallourec has increased its production capacity through building a new mill in Brazil jointly with NSSMC, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in the United States through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company, or Tianda, under which it distributes products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which would be provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec will reduce capacity in Europe, combine its operations in Brazil with that of the new mill held with NSSMC, acquire a majority position in Tianda accompanied by an offer to buy out the remaining minority interest, and strengthen its cooperation with NSSMC for the development and testing of premium connection products and technology.

•	NSSMC and JFE (the seamless pipe business of the former Kawasaki Steel) together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products, particularly to the United States, the European Union and Canada before anti-dumping restrictions were placed on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, who is constructing a mill, Boomerang LLC, a company formed by a former Maverick executive, which opened a welded pipe mill in Liberty, Texas, in 2010, and Benteler, a European seamless pipe producer, which is building a new seamless pipe mill in Louisiana. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

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

Capital Expenditure Program

During 2015, our capital expenditures, including investments at our plants and investments in information systems, amounted to $1,132 million, compared to $1,089 million in 2014 and $753 million in 2013. Of these capital expenditures, investment at our plants amounted to $1,066 million in 2015, compared to $1,008 million in 2014 and $667 million in 2013.

In 2015, in addition to capacity expansion in the United States, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines and investments at our R&D centers. The major highlights of our capital spending program during 2015 included:

•	continued construction of our new greenfield seamless facility in Bay City, Texas, in the United States;

•	installation of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	continued construction of a new heat treatment and finishing lines for seamless OCTG in Colombia;

•	expansion of the steel shop continuous casting line at our Veracruz facility in Mexico;

•	expansion of premium threading capacity, for seamless OCTG in Saudi Arabia;

•	construction of new facility for the production of sucker rods, in the United States;

•	expansion of the coiled tubing plant, including a new heat treatment line, in the United States; and

•	installation of new premium threading lines in Kazakhstan.

Capital expenditures in 2016 are expected to be lower than the record level reached in 2015, even when accounting for the continuous investments at the greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017 within a budget of approximately $1.5 billion to $1.8 billion. As of December 31, 2015, approximately $0.8 billion had already been invested and an additional $0.3 billion had been committed.

In addition to the capacity expansion in the United States, we expect our investments during 2016 to be spread among our global industrial system, in line with what already occurred during 2015. These investments will mainly aim at enhancing product differentiation, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact, as well as increasing the infrastructure for training. Major projects for 2016 include:

•	installation of new premium threading lines in Kazakhstan;

•	installation of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	construction of new facility for the production of sucker rods in the United States;

•	improvement of the distribution network, including yards and service centers, in Midland, United States;

•	installation of a new coupling shop for threading API and premium connections in Colombia;

•	expansion of production capacity of cold drawn pipes and in the auto-components center in Veracruz, Mexico;

•	construction of a new airbag facility in Qingdao, China; and

•	increase in capacity at our steel shop continuous casting line at our Veracruz facility in Mexico.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $65 million in 2015, compared to $80 million in 2014 and $86 million in 2013.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 20%, with direct energy accounting for approximately 5%.

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates declined during 2015 and reached a low point at the end of the year. However, beginning in March 2016, we began to see a change in commodity prices with a rapid escalation of steel and raw material costs.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Our costs for these materials declined during 2015, following the sharp decline in prices of raw materials, such as iron ore. For example, prices for Scrap Shredded FAS U.S. East Coast, published by CRU, averaged $339 per ton in 2014 and $230 per ton in 2015.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina is close to 1 million tons, although in 2015 consumption was significantly lower due to the reduction in steel production. Iron ore is supplied from Brazil primarily by Vale S.A. and Samarco Mineração S.A. Prices declined during 2015 and reached a low point at the end of the year, as weak demand combined with significant oversupply pushed prices down during the year. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $97 per ton in 2014 and $56 per ton in 2015, reaching $40 per ton at December 2015.

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

Steel coil market prices declined in 2015, due to excessive global capacity as well as to falls in raw material costs. As with raw materials, prices reached a low point at year end. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $724 per ton in 2014 and $506 per ton in 2015, reaching $390 per ton at December 2015.

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

In Canada, we have long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index). These main suppliers are: ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Essar Steel Algoma (“Essar”), which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario. In the case of Essar, the contract expired in March 2015 and since then we buy from Essar on a spot basis.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas and ArcelorMittal in Brazil, from Siderar S.A.I.C., or Siderar, a subsidiary of Ternium S.A. in Argentina, and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates and coils from international suppliers when not produced domestically.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have a 160 megawatt power generation plant located at San Nicolás, approximately 150 kilometers from Campana, which together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply the requirements of our steelmaking facility at Campana. In Dalmine, Italy, we have a 120 megawatt power generation facility, which is designed to have sufficient capacity to meet the electric power requirements of the operations at peak load, and excess power is sold to third-party consumers and heat is sold for district heating. In Mexico, our electric power requirements are currently furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

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

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. YPF and Metroenergía are our principal suppliers of natural gas in Argentina. The balance of our natural gas requirements is supplied by several companies, including Tecpetrol, a subsidiary of San Faustin, which supplies us under market conditions and according to local regulations.

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

Our costs for electric energy and natural gas vary from country to country. While in the last few years energy costs showed an upward trend, in 2015 costs declined following the collapse in oil prices. However, energy costs in Argentina did not decline and over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last years driven by increased local demand and by governmental policies that cut back subsidies for consumption of natural gas by certain users. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Ferroalloys

At each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially, within a short period. Our costs of ferroalloys decreased in 2015, in line with the general decline in international raw material prices.

Product Quality Standards

Our steel pipes are manufactured in accordance with the specifications of API, the American Society for Testing and Materials, or ASTM; the International Standardization Organization, or ISO, and the Japan Industrial Standards, or JIS, among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

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

We spent $89 million for R&D in 2015, compared to $107 million in 2014 and $106 million in 2013.

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

Insurance

We carry property damage, general liability (including employer’s, third-party and product liability) and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance program has indemnification caps up to $250 million for direct damage, depending on the different plants. In February 2015 the Company decided to increase the deductible on the property damage insurance to $100 million.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Tenaris

The Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Tenaris is providing the following disclosure pursuant to Section 13(r).

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR750 thousand (approximately $810 thousand) for products delivered to NIDC in prior years. As of December 31, 2015, an outstanding balance of EUR172 thousand (approximately $187 thousand) is still due to TGS. During 2015, five NIDC experts visited one of our facilities, consistent with a pre-existing contractual obligation. As of December 31, 2015, TGS has not yet fully performed its obligation to allow six remaining NIDC experts to visit Tenaris’s mills at TGS’s cost. Tenaris expects to complete these pending obligations and collect outstanding payments during 2016.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2015, a balance of AED862 thousand (approximately $200 thousand) was owed to Tenaris, and we are currently working to collect the balance within 2016.

•	During 2015, Tenaris’s employees attended an exhibition of the oil & gas industry in Iran named Iran Oil Show, for which no fee was paid to the National Iranian Oil Company.

Tenaris did not record any profit in 2015 in connection with the agreements described above.

Except as otherwise stated above, there are no pending obligations of Tenaris or its subsidiaries under the agreements described above. While the Tenaris subsidiaries identified above intend to perform their pending obligations under such pre-existing agreements, Tenaris and its subsidiaries ceased prior to the end of 2012 all sales and deliveries of goods and services to Iran. Tenaris’s policy in 2015, based on the sanctions against Iran, was not to engage in future sales or deliveries. In January 2016, many of the international sanctions restrictions were lifted or suspended, thus enabling certain oil and gas related business with Iran under specified circumstances. Tenaris may consider opportunities in Iran and engage in transactions to the extent any such transactions are not prohibited under applicable remaining sanctions restrictions.

Tenaris believes that its activities concerning Iran do not violate any U.S. or foreign law, and has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, Tenaris is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steelmaking industry, is indirectly controlled by San Faustin and, accordingly, is deemed an “affiliate” of Tenaris, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•	During 2015, Tenova or its subsidiaries supplied equipment and performed engineering services for the steelmaking and raw material industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or was performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities, when required by applicable E.U. regulations, were authorized by the Comitato di Sicurezza Finanziaria, or CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Tenova’s Iran-related contracts, which were signed before 2015, are still currently being performed; any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2015 with regard to the foregoing transactions amounted to $25 million, which represents 2.2% of its total sales revenue for 2015.

Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $3.8 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2015, 2014 and 2013.

			Percentage Ownership
Company	Country of Organization	Main Activity	2015	2014	2013
Algoma Tubes Inc.	Canada	Manufacture of seamless steel pipes	100%	100%	100%
Confab Industrial S.A.	Brazil	Manufacture of welded steel pipes and capital goods	100%	100%	100%
Dalmine S.p.A.	Italy	Manufacture of seamless steel pipes	99%	99%	99%
Exiros B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
Hydril Company	U.S.A.	Manufacture and marketing of premium connections	100%	100%	100%
Maverick Tube Corporation	U.S.A.	Manufacture of welded steel pipes	100%	100%	100%
Metalmecánica S.A.	Argentina	Manufacture of sucker rods	100%	100%	100%
NKKTubes K.K.	Japan	Manufacture of seamless steel pipes	51%	51%	51%
PT Seamless Pipe Indonesia Jaya	Indonesia	Manufacture of seamless steel pipes	77%	77%	77%
Prudential Steel ULC	Canada	Manufacture of welded steel pipes	100%	100%	100%
S.C. Silcotub S.A.	Romania	Manufacture of seamless steel pipes	100%	100%	100%
Siat S.A.	Argentina	Manufacture of welded steel pipes	100%	100%	100%
Siderca S.A.I.C.	Argentina	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Coiled Tubes LLC (and predecessors)	U.S.A.	Manufacture of coiled tubing	100%	100%	100%
Tenaris Connections B.V.	Netherlands	Ownership and licensing of technology	100%	100%	100%
Tenaris Financial Services S.A.	Uruguay	Financial services	100%	100%	100%
Tenaris Global Services S.A.	Uruguay	Holding company and marketing of steel pipes	100%	100%	100%
Tenaris Investments S.àr.l Luxembourg, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
Tubos de Acero de México S.A.	Mexico	Manufacture of seamless steel pipes	100%	100%	100%
Tenaris Tubocaribe Ltda.	Colombia	Manufacture of welded and seamless steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a Luxembourg company controlled by San Faustin and its securities are listed on the New York Stock Exchange, or NYSE. As of March 31, 2016, the Company held 11.46% of Ternium’s share capital (including treasury shares).

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

This acquisition was part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with NSSMC, Mitsubishi, Metal One and Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result, Usiminas’ control group, which holds, in the aggregate, 322.7 million ordinary shares subject to the Usiminas shareholders’ agreement, which represent approximately 63.9% of Usiminas’ voting capital, is now formed as follows: Nippon Group (comprising NSSMC, Mitsubishi and Metal One), which holds approximately 46.1% of the total shares subject to the Usiminas shareholders’ agreement; Ternium/Tenaris Group (comprising Ternium Investments, Siderar, Prosid and Confab), which holds approximately 43.3% (with 35.6% corresponding to Ternium and the remaining 7.7% corresponding to Tenaris) of the total shares subject to the Usiminas shareholders’ agreement; and Previdência Usiminas, which holds the remaining 10.6%. In addition, each of NSSMC and Ternium own 6.7 million and 51.4 million shares not subject to the Usiminas shareholders’ agreement; however, they are required to vote their shares in accordance with the control group. The rights and obligations of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders agreement. For a discussion of the investment in Usiminas, see note 12 “Investments in non-consolidated companies –Usiminas” to our audited consolidated financial statements included in this annual report.

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

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see B. “– Business Overview – Production Process and Facilities” and “– Business Overview – Capital Expenditure Program”.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing facilities and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices have fallen from over $100 per barrel in June 2014 to their current levels of around $40 per barrel, as rapid production growth in the U.S. and Canada, slowing global demand growth and OPEC’s decision not to cut production levels have combined to create an excess of supply in the market. Natural gas prices have also fallen due to an increased supply and limited demand growth. In this context, oil and gas operators are further reducing their investment plans, with a second consecutive year of substantial capital expenditure reductions expected in North America and the rest of the world.

In 2015, worldwide drilling activity declined 35% compared to the level of 2014. The 2015 rig count declined by 48% in the United States and by 49% in Canada. In the rest of the world, the rig count declined 13% in 2015.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. However, in the current low oil price environment this trend will be temporarily affected as some complex projects have been cancelled or postponed.

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

In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which we produce and sell our products. In August 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea. However, despite the trade duties imposed, imports from South Korea continued at a very high level for some months, and in September 2015 the domestic producers requested an annual review of South Korea’s exports. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in March 2015.

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

The costs of steelmaking raw materials and of steel coils and plates declined during 2015. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $506 per ton in 2015 and $724 per ton in 2014. However, beginning in March 2016, we have seen a change in commodity prices with a rapid escalation of steel and raw material costs.

Summary of results

In 2015, our net sales declined 31% compared to 2014, affected by adverse market conditions. Sales of Tubes were down 45% in North America and 21% in the rest of the world where they were supported by our positioning in Argentina and a good level of shipments to South American pipeline projects. EBITDA, which included restructuring costs of $177 million, declined 54% year-on-year to $1.3 billion in 2015, with the margin affected by lower absorption of fixed costs on lower sales. Our operating income included an impairment charge of $400 million on the goodwill of our welded pipe assets in the United

States, reflecting the decline in oil prices, and its impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Our net result was further affected by noncash deferred income tax charges of $152 million resulting from currency depreciation in Argentina and Mexico and a net loss of $40 million on our share of the earnings of non-consolidated companies. Net loss attributable to owners of the parent during 2015 was $80 million.

Cash flow from operations amounted to $2.2 billion in 2015. After capital expenditure of $1.1 billion and dividend payments of $531 million, we had a net cash position (cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at December 31, 2015, compared with $1.3 billion at December 31, 2014.

Outlook

As we enter 2016, oil and gas prices have fallen further and are now reaching levels which, in some areas, are close to or even below operating costs. At these levels, oil and gas companies are cutting back further on their investment plans, with a second successive year of substantial capital expenditure reductions expected in North America and the rest of the world. Drilling activity continues to decline and the U.S. rig count has reached levels below those seen in previous downturns.

Global demand for OCTG is expected to decline further in 2016, particularly in the United States and Canada where substantial activity reductions are expected and inventories remain high in relation to the level of consumption. In the rest of the world, demand in the Middle East is expected to benefit from the end of last year’s inventory reductions but in many other regions demand is expected to be negatively affected by further declines in activity and inventory reductions. Absent a significant improvement in market conditions during the year, we expect global OCTG demand in 2016 to fall around 20% below the level of 2015.

Our sales in 2016 are expected to be further affected by lower selling prices due to the intense competitive environment and lower shipments for South American pipeline projects. We will continue to adjust our operations in these unfavorable conditions, reducing costs and strengthening our market position in preparation for an eventual recovery.

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

In 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices and their impact on drilling activity and the demand outlook for welded pipe products in the United States. In 2014, we recorded an impairment charge of $206 million on the value of our welded pipe assets in Colombia and Canada, reflecting the severe decline in oil prices, and its impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. For a detailed explanation of the impairment calculation please see note 5 “Other operating income and expenses – Impairment charge” to our audited consolidated financial statements included in this annual report.

2014 and 2015 Impairment on non-consolidated companies – Usiminas

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

As mentioned in the General Information section to our audited consolidated financial statements included in this annual report, following the conclusion of discussions with the SEC Staff regarding their comments related to the carrying value of our investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and wrote down its investment in Usiminas by $161.2 million in 2014. The Company recalculated value in use as of September 30, 2014, based primarily on the assumption of a more conservative scenario, including, among other revisions, a lower operating income, an increase in the discount rate and a decrease in the perpetuity growth rate. The discount rate used to test the investment in Usiminas for impairment was 10.4%.

Additionally, Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, KPMG, Usiminas’ external auditors included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Tenaris, considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by $29 million.

On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL1 billion (approximately $285.7 million). Existing shareholders, including NSSMC, Tenaris and its affiliate Ternium have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Tenaris has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. Tenaris’s subscription rights, if exercised, entitle it to subscribe up to 5.1 million ordinary shares at a price of BRL5 per share for a total amount of up to BRL25.3 million (approximately $7.2 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL5 per share. Depending on whether or not it exercises its subscription rights and generally on the outcome of the subscription process, Tenaris may end up with a higher, equal or lower participation in Usiminas’ capital and voting rights.

See “General Information-Restatement of 2014 Financial Statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited consolidated financial statements included in this annual report.

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2015. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups. Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril. Prudential, a welded pipe mill producing OCTG and line pipe products in Canada, has been negatively affected by current market conditions (including an increase in unfairly traded imports of OCTG and line pipe products), reflected in a loss of market share and in the decline in the level of its profitability. Based on these circumstances, as of December 31, 2015, we reduced the remaining amortization period of Prudential customer relationships from 5 to 2 years, and consequently incurred a higher amortization charge of approximately $31 million that was included in the 2015 results.

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

A. Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “–Presentation of Certain Financial and Other Information – Accounting Principles” and II. Accounting Policies A.“Basis of presentation” and B. “Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2015	2014	2013
Selected consolidated income statement data
Continuing Operations
Net sales	7,100,753	10,337,962	10,596,781
Cost of sales	(4,885,078)	(6,287,460)	(6,456,786)

Gross profit	2,215,675	4,050,502	4,139,995
Selling, general and administrative expenses	(1,624,275)	(1,963,952)	(1,941,213)
Other operating (expenses) income, net(1)	(395,972)	(187,734)	(13,952)

Operating income	195,428	1,898,816	2,184,830
Finance income	34,574	38,211	34,767
Finance cost	(23,058)	(44,388)	(70,450)
Other financial results	2,694	39,214	7,004

Income before equity in earnings of non-consolidated companies and income tax	209,638	1,931,853	2,156,151
Equity in earnings (losses) of non-consolidated companies(2)	(39,558)	(164,616)	46,098

Income before income tax	170,080	1,767,237	2,202,249
Income tax	(244,505)	(586,061)	(627,877)

(Loss) Income for the year(3)	(74,425)	1,181,176	1,574,372
(Loss) Income attributable to(3):
Owners of the parent	(80,162)	1,158,517	1,551,394
Non-controlling interests	5,737	22,659	22,978

	(74,425)	1,181,176	1,574,372
Depreciation and amortization	(658,778)	(615,629)	(610,054)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted (loss) earnings per share for continuing operations	(0.07)	0.98	1.31
Basic and diluted (loss) earnings per share	(0.07)	0.98	1.31
Dividends per share(4)	0.45	0.45	0.43

(1)	Other operating (expenses) income, net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(2)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015 and $161 million in 2014.
(3)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(4)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2015	2014
Selected consolidated financial position data
Current assets	5,743,031	7,396,322
Property, plant and equipment, net	5,672,258	5,159,557
Other non-current assets	3,471,685	3,954,799

Total assets	14,886,974	16,510,678

Current liabilities	1,754,775	2,602,829
Non-current borrowings	223,221	30,833
Deferred tax liabilities	750,325	714,123
Other non-current liabilities	292,597	356,579

Total liabilities	3,020,918	3,704,364
Capital and reserves attributable to the owners of the parent	11,713,344	12,654,114
Non-controlling interests	152,712	152,200

Equity	11,866,056	12,806,314

Total liabilities and equity	14,886,974	16,510,678

Share capital	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2015	2014	2013
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(68.8)	(60.8)	(60.9)

Gross profit	31.2	39.2	39.1
Selling, general and administrative expenses	(22.9)	(19.0)	(18.3)
Other operating (expenses) income, net	(5.6)	(1.8)	(0.1)

Operating income	2.8	18.4	20.6
Finance income	0.5	0.4	0.3
Finance cost	(0.3)	(0.4)	(0.7)
Other financial results	0.0	0.4	0.1

Income before equity in earnings of non-consolidated companies and income tax	3.0	18.7	20.3
Equity in earnings (losses) of non-consolidated companies	(0.6)	(1.6)	0.4

Income before income tax	2.4	17.1	20.8
Income tax	(3.4)	(5.7)	(5.9)

Income for the year	(1.0)	11.4	14.9
Income attributable to:
Owners of the parent	(1.1)	11.2	14.6
Non-controlling interests	0.1	0.2	0.2

Fiscal Year Ended December 31, 2015, Compared to Fiscal Year Ended December 31, 2014

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2015		2014
Tubes	6,444	91%	9,582	93%	(33%)
Others	657	9%	756	7%	(13%)

Total	7,101	100%	10,338	100%	(31%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Seamless	2,028	2,790	(27%)
Welded	605	885	(32%)

Total	2,633	3,675	(28%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Net sales
- North America	2,538	4,609	(45%)
- South America	1,858	1,823	2%
- Europe	695	924	(25%)
- Middle East &Africa	1,082	1,817	(40%)
- Far East &Oceania	272	408	(33%)

Total net sales	6,444	9,582	(33%)
Operating income (1)	138	1,866	(93%)
Operating income (% of sales)	2.1%	19.5%

(1)	Tubes operating income includes severance charges of $164 million in 2015. Additionally, in 2015 includes a goodwill impairment charge of $400 million on our welded pipe operations in the United States and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 33% to $6,444 million in 2015, compared to $9,582 million in 2014, reflecting a 28% decline in volumes and a 6% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in the Middle East and Africa and in the United States. We estimate that demand for OCTG products in 2015 declined 37% when compared to 2014. In North America, sales decreased 45%, mainly due to lower sales in the U.S. onshore and Canada reflecting a decline in average drilling activity and pricing pressures due to inventory adjustments. In South America, sales remained stable as higher sales of tubular products for pipeline projects in Brazil and Argentina were offset by lower shipments of OCTG products in the region. In Europe, sales decreased mainly due to a lower level of sales of OCTG and line pipe products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower sales in the Middle East reflecting OCTG destocking and lower sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased due to lower activity in the region.

Operating income from tubular products and services, decreased 93% to $138 million in 2015, from $1,866 million in 2014. Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States, while in 2014 it includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Additionally, in 2015 we had severance costs in the Tubes segment, to adjust the workforce to current market conditions, which amounted to $164 million. Excluding these non-recurring events, Tubes operating income declined 66%, as it was negatively affected by a decline in sales of 33% and a decline in operating margins of 10 percentage points, mostly due to industrial inefficiencies associated with low levels of capacity utilization.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Net sales	657	756	(13%)
Operating income	58	33	74%
Operating income (% of sales)	8.8%	4.4%

Net sales of other products and services decreased 13% to $657 million in 2015, compared to $756 million in 2014, mainly due to lower sales of energy related products, e.g., sucker rods and coiled tubing, following the decline in oil and gas drilling activity in response to the collapse in oil and gas prices.

Operating income from other products and services, increased 74% to $58 million in 2015, from $33 million in 2014, mainly reflecting an improved operating performance and margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, decreased by $ 340 million (17%) in 2015 from $1,964 million in 2014 to $1,624 million in 2015, mainly reflecting lower selling expenses due to the decline in sales. However, SG&A expenses increased as a percentage of net sales to 22.9% in 2015 compared to 19.0% in 2014, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs). During 2015, SG&A labor costs include $73 million of severance charges related to workforce adjustments to the difficult market conditions.

Other operating income and expenses resulted in losses of $396 million in 2015, compared to losses of $188 million in 2014, mainly due to asset impairment charges amounting to $400 million in 2015 and $206 million in 2014. These impairment charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in the United States, Colombia and Canada.

Financial results amounted to a gain of $14 million in 2015, compared to a gain of $33 million in 2014.

Equity in (losses) earnings of non-consolidated companies generated a loss of $40 million in 2015, compared to a loss of $165 million in 2014. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas, while during 2014 we recorded an impairment charge of $161 million related to our direct investment in Usiminas. Apart from the impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $245 million in 2015, including a deferred tax charge of $152 million on the effect of currency translation on tax base.

Net loss for the year amounted to $74 million in 2015, compared to a gain of $1,181 million in 2014. The decline in net income mainly reflects a challenging operating environment affected by lower shipments and prices, inefficiencies associated with low utilization of production capacity, severance costs to adjust the workforce to current market conditions, impairments and a high deferred-tax charge affected by the effect of currency translation on tax base.

Income attributable to non-controlling interest was $6 million in 2015, compared to $23 million in 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

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

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2014	2013
Net sales
- North America	4,609	4,077	13%
- South America	1,823	2,237	(19%)
- Europe	924	890	4%
- Middle East & Africa	1,817	2,094	(13%)
- Far East &Oceania	408	513	(20%)

Total net sales	9,582	9,812	(2%)
Operating income (1)	1,866	2,097	(11%)
Operating income (% of sales)	19.5%	21.4%

(1)	Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 2% to $9.6 billion in 2014, compared to $9.8 billion in 2013, reflecting flat overall volumes and a 3% decrease in average selling prices, driven by a less rich mix of products sold both for seamless and welded pipes. In North America, sales increased due to higher sales in the U.S. shale plays reflecting higher drilling activity and improved pricing conditions following the final determination of anti-dumping duties on unfair imports from South Korea and other countries, as well as higher levels of sales to deepwater projects in the Gulf of Mexico. In South America, sales decreased due to a virtual halt of shipments of line pipe products in Brazil and Argentina, due to our customers’ financial and operating constraints. In Europe, sales increased mainly due to a higher level of sales of OCTG products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower levels of sales in the Middle East reflecting the onset of OCTG destocking in Saudi Arabia in the second half and lower sales in the United Arab Emirates, partially offset by an increase in sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased mainly due to lower sales of OCTG products in Indonesia and China and of line pipe products to offshore and Hydrocarbon Processing Industry projects.

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

Equity in earnings (losses) of non-consolidated companies generated a loss of $165 million in 2014, compared to a gain of $46 million in 2013. Our 2014 results were negatively affected by a $161 million impairment charge on our Usiminas investment. See “General Information-Restatement of 2014 Financial Statements” and note 12 “Investments in non-consolidated companies – Usiminas”, to our audited consolidated financial statements included in this annual report.

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

B. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2015	2014	2013
Net cash provided by operating activities	2,215	2,044	2,377
Net cash used in investing activities	(1,774)	(1,786)	(1,309)
Net cash used in financing activities	(535)	(424)	(1,217)

(Decrease) in cash and cash equivalents	(94)	(165)	(149)
Cash and cash equivalents at the beginning of year (excluding overdrafts)	416	598	773
Effect of exchange rate changes	(37)	(16)	(26)
(Decrease) in cash and cash equivalents	(94)	(165)	(149)

Cash and cash equivalents at the end of year (excluding overdrafts)	286	416	598

Cash and cash equivalents at the end of year (excluding overdrafts)	286	416	598
Bank overdrafts	0	1	16
Other investments	2,141	1,838	1,227
Fixed income investments held to maturity	393	—	—
Borrowings	(972)	(999)	(931)

Net cash / (debt)	1,849	1,257	911

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2015 we generated $2.2 billion of operating cash flow, our capital expenditures amounted to $1.1 billion and we paid dividends amounting to $531 million. At the end of the year we had a net cash position of $1.8 billion, compared to $1.3 billion at the beginning of the year.

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

At December 31, 2015, liquid financial assets as a whole (i.e., cash and cash equivalents, other current investments and fixed income investments held to maturity) were 19% of total assets compared to 14% at the end of 2014.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2015, U.S. dollar denominated liquid assets represented 87%, of total liquid financial assets compared to 83% at the end of 2014.

Fiscal Year Ended December 31, 2015, Compared to Fiscal Year Ended December 31, 2014

Operating activities

Net cash provided by operations during 2015 was $2.2 billion, compared to $2.0 billion during 2014. This 8% increase was mainly attributable to a decrease in working capital needs. During 2015 working capital decreased $1.4 billion, while during 2014 it increased $72 million. The main yearly variation was related to a decrease in inventories during 2015, amounting to $936 million, which compares with an increase in inventory of $73 million in 2014. Additionally, during 2015 trade receivables decreased $828 million, partially offset by a decrease in trade payables of $328 million and a decrease in other liabilities of $124 million. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $1.8 billion in 2015, similar to 2014. Capital expenditures were also stable at $1.1 billion during each year, as we advanced with the construction of the greenfield seamless mill in Bay City, Texas.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $535 million in 2015, compared to $424 million in 2014.

Dividends paid during 2015 amounted to $531 million, equal to 2014.

During 2015 we had no significant net proceeds/repayments from borrowings as our short-term facilities were mostly renewed as they became due, while in 2014 we had net proceeds from borrowings of $156 million.

Our total liabilities to total assets ratio was 0.20:1 as of December 31, 2015 and 0.22:1 as of December 31, 2014.

Fiscal Year Ended December 31, 2014, Compared to Fiscal Year Ended December 31, 2013

Operating activities

Net cash provided by operations during 2014 was $2.0 billion, compared to $2.4 billion during 2013. This 14% decrease was mainly attributable to an increase in our working capital needs. During 2014 our working capital increased $72 million, while during 2013 it decreased $189 million. The main yearly variation was related to an increase in inventory during 2014, amounting to $73 million, which compares with a decrease in inventory of $288 million in 2013. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

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

Principal Sources of Funding

During 2015, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2015, borrowings decreased by $28 million, to $972 million at December 31, 2015, from $999 million at December 31, 2014.

Borrowings consist mainly of bank loans. As of December 31, 2015 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 82% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2015 and 2014:

Millions of U.S. dollars	2015	2014
Bank borrowings	971	997
Bank overdrafts	0	1
Finance lease liabilities	1	1

Total borrowings	972	999

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.5% at December 31, 2015 and to 1.9% at December 31, 2014.

The maturity of our financial debt is as follows:

Millions of U.S. dollars At December 31, 2015	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	748	201	1	1	1	18	972
Interests to be accrued	1	1	1	1	1	2	6

Total	749	202	2	2	2	20	978

Our current borrowings to total borrowings ratio decreased from 0.97:1 as of December 31, 2014 to 0.77:1 as of December 31, 2015. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings) of $1.8 billion at December 31, 2015, compared to $1.3 billion at December 31, 2014.

For information on our derivative financial instruments, please see “Quantitative and Qualitative Disclosure About Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 24 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Quantitative and Qualitative Disclosure About Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2015 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2015	Tamsa	Bank loans	607	2016
Mainly 2015	Siderca	Bank loans	105	2016
2015	Tubocaribe	Bank loan	200	January 2017

As of December 31, 2015, Tenaris was in compliance with all of its covenants.

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. Liquefied natural gas, or LNG, prices have traditionally been established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global, LNG prices may also be set in relation to prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

Following three years of relatively stable oil prices around $100 per barrel prices started to decline in the middle of 2014, once OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. Barrel prices reached levels below $30 per barrel in January 2016. In 2014 and 2015, global oil supply exceeded global oil demand leading to an increase in inventories, a situation which is expected to persist through most of 2016. The collapse in oil prices has led oil and gas operators to substantially reduce their exploration and production investments and this, in turn, is resulting in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations.

North American gas prices, have remained low following the 2008 economic and financial crisis (less than $6 per million BTU) and have fallen to levels below $2 per million BTU in the 2015-2016 winter heating season, when demand was affected by seasonally warm weather. Over the past three years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports but production increases have recently slowed down in response to further reductions in gas directed drilling activity. Low prices are encouraging investment in gas consuming industrial facilities and switching from coal to gas for electric power production is taking place particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. Additionally, facilities which had been originally designed to import LNG into the United States are being converted into export facilities to take advantage of low prices to export LNG from the United States.

Drilling activity in the United States and Canada declined substantially in 2009 but recovered in 2010 and remained at a high level with significant advances in drilling efficiency in the following years led by increases in shale oil and gas horizontal drilling activity offset by declines in conventional drilling activity. Since November 2014, however, rig counts have plummeted in response to the cut back in exploration and production investments. In the rest of the world, drilling activity steadily increased over the past few years, led by gas drilling in the Middle East and offshore drilling, but began to decline in the second half of 2014 and continued declining steadily since then.

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

Rig count

	2015	2014	2013	2012	2011
International(*)	1,167	1,337	1,296	1,165	1,139
Canada	193	380	355	365	423
United States	977	1,862	1,761	1,919	1,875

Worldwide	2,337	3,578	3,412	3,449	3,437

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Percentage increase (decrease) over the previous year

	2015	2014	2013	2012
International(*)	(13%)	3%	11%	2%
Canada	(49%)	7%	(3%)	(14%)
United States	(48%)	6%	(8%)	2%

Worldwide	(35%)	5%	(1%)	0%

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

E. Off-Balance Sheet Arrangements

As of year-end 2015, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	A corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of the facility. (For further information regarding Techgen’s facility, see Item 4. “Organizational Structure and Subsidiaries – Other investments – Techgen.”) As of December 31, 2015, the $800 million loan was fully disbursed, making the Company’s guaranteed amount approximately $176 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2015, Techgen and the Company were in compliance with all of their covenants under this syndicated loan agreement.

•	A corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a natural gas purchasing capacity of 150,000 million btu per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2015, the outstanding value of this commitment was approximately $285 million. The Company’s exposure under the guarantee in connection with these agreements amounts to $62.6 million, corresponding to 22% of the outstanding value.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2015, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Borrowings	748	201	1	1	1	18	972
Interest to be accrued (*)	1	1	1	1	1	2	6
Purchase commitments	566	3	—	—	—	—	569

Total contractual obligations and commitments	1,316	205	2	2	2	20	1,547

(*)	Includes the effect of hedge accounting.

Purchase commitments as of December 31, 2015, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America, amounting to $221 million, and various contracts relating to our new greenfield seamless mill in Bay City, Texas, amounting to $348 million. For more information on our purchase commitments see note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

G. Recent Developments

Annual Dividend Proposal

On February 24, 2016 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders’ meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177 million, paid in November 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016.

Usiminas’ Capital Increase

On April 18, 2016, Usiminas’ shareholders’ meeting approved an issuance of ordinary shares in an amount of up to BRL1 billion (approximately $285.7 million). Existing shareholders, including NSSMC, Tenaris and its affiliate Ternium have preemptive rights to subscribe the proposed capital increase at any time prior to May 23, 2016. Tenaris has not yet decided whether or not it will participate in the capital increase; NSSMC, in turn, has undertaken to subscribe the capital increase in its entirety; however, NSSMC has conditioned its undertaking to the completion of a restructuring of Usiminas’ financial debt. Tenaris’s subscription rights, if exercised, entitle it to subscribe up to 5.1 million ordinary shares at a price of BRL5 per share for a total amount of up to BRL25.3 million (approximately $7.2 million), and to subscribe (pro rata with other subscribing shareholders) any ordinary shares not subscribed by Usiminas’ current shareholders, also at BRL5 per share. Depending on whether or not it exercises its subscription rights and generally on the outcome of the subscription process, Tenaris may end up with a higher, equal or lower participation in Usiminas’ capital and voting rights.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of ten directors; however, at the next annual general shareholders’ meeting, it will be proposed that the number of members of the board of directors be reduced to nine.

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

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age. At the next annual general shareholders’ meeting, it will be proposed that all of the current directors, except for Mr. Carlos Franck, be reappointed to the board of directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2016 annual accounts.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2015
Roberto Bonatti(1)	Director	President of San Faustin	13	66
Carlos Condorelli	Director	Director of Tenaris and Ternium	9	64
Carlos Franck	Director	President of Inverban	13	65
Roberto Monti	Director	Member of the board of directors of Petrobras Energia	11	76
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	13	67
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	14	63
Jaime Serra Puche	Director	Chairman of SAI Consultores	13	64
Alberto Valsecchi	Director	Director of Tenaris	8	71
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	13	73
Guillermo Vogel	Director	Vice chairman of Tamsa	13	65

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of the Company’s board of directors. He is president of Inverban S.A. and a member of the board of directors of Siderca, Techint Holdings S.à r.l. and Siderar. He has financial planning and control responsibilities in subsidiaries of San Faustin. He serves as treasurer of the board of the Di Tella University and as president of Adobe, an Argentine NGO. Mr. Franck is an Argentine citizen. Mr. Franck intends to retire and accordingly, at the next annual general shareholders’ meeting, he will not be proposed as a candidate to the board of directors.

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

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University, member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

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

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo and Alpek S.A.. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

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

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the Audit Committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

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

Our independent auditor for the fiscal year ended December 31, 2015, appointed by the shareholders’ meeting held on May 6, 2015, was PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2015
Paolo Rocca	Chairman and Chief Executive Officer	63
Edgardo Carlos	Chief Financial Officer	49
Gabriel Casanova	Supply Chain Director	57
Vincenzo Crapanzano	Industrial Director	63
Alejandro Lammertyn	Planning Director	50
Paola Mazzoleni	Human Resources Director	39
Marcelo Ramos	Technology Director	52
Germán Curá	North American Area Manager	53
Sergio de la Maza	Central American Area Manager	59
Renato Catallini	Brazilian Area Manager	49
Javier Martínez Alvarez	Southern Cone Area Manager	49
Gabriel Podskubka	Eastern Hemisphere Area Manager	42
Sergio Tosato	European Area Manager	66

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

Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer and since May 2016 has also assumed responsibility over information technology. He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.

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

Paola Mazzoleni. Ms. Mazzoleni currently serves as our human resources director, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company’s Global Trainee Program and then served as the regional head in Italy of TenarisUniversity. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen

Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

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

Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

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

Gabriel Podskubka. Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for four years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

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

B. Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2015 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2015, 2014 and 2013, the cash compensation of directors and senior managers amounted to $28.8 million, $26.0 million and $28.1 million, respectively. In addition, directors and senior managers received 540, 567 and 534 thousand units for a total amount of $5.4 million, $6.2 million and $5.6 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits –Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C. Board Practices

See A. “– Directors and Senior Management – Board of Directors”.

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

D. Employees

The following table shows the number of persons employed by Tenaris:

Country	2015	2014	2013
Argentina	5,388	6,421	6,379
Mexico	5,101	5,518	5,290
United States	2,190	3,549	3,449
Brazil	2,050	3,835	3,309
Italy	2,030	2,352	2,352
Romania	1,624	1,725	1,637
Colombia	636	614	627
Canada	546	1,225	1,280
Indonesia	532	677	711
Japan	508	588	565
Other	1,136	1,312	1,226

Total employees	21,741	27,816	26,825

We estimate that global OCTG demand declined 37% in 2015 and in 2016 it could fall around 20% over the level of 2015. Our number of employees declined 22% during 2015 as we adjusted our operations to face the new environment. We are reducing our labor costs worldwide through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities.

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

E. Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was 1,400,603, which represents 0.12% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,325,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946

Total	1,400,603

Item 7.	Major Shareholders and Related Party Transactions.

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

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Aberdeen Asset Management PLC (2)	78,440,329	6.64%
Directors and senior management as a group	1,400,603	0.12%
Public	387,090,711	32.79%

Total	1,180,536,830	100.00%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.
(2)	In April, 2016, Aberdeen Asset Management PLC informed Tenaris that it had been delegated the right to exercise the voting rights over 58,945,801 of Tenaris’s Shares, representing 4.99% of Tenaris’s votes.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars done under a long term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $46 million in 2015, $170 million in 2014 and $157 million in 2013.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $48 million in 2015, $50 million in 2014 and $50 million in 2013.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $1 million in 2015, $3 million in 2014 and $3 million in 2013.

In Brazil, in the ordinary course of business we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $166 million in 2015, $79 million in 2014 and $110 million in 2013.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $19 million in 2015, $28 million in 2014 and $27 million in 2013.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $9 million in 2015, $2 million in 2014 and $12 million in 2013.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $3 million in 2015, $2 million in 2014 and $3 million in 2013.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $1 million in 2015, $1 million in 2014 and $1 million in 2013.

Litoral Gas’s sales to Tenaris totaled $2 million in 2015, $1 million in 2014 and $2 million in 2013.

Energy Consulting Services’s sales to Tenaris totaled $7 million in 2015, $12 million in 2014 and $7 million in 2013.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $72 million in 2015, $83 million in 2014 and $94 million in 2013.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $85 million in 2015, $106 million in 2014 and $104 million in 2013.

Sales of Other Products and Services

We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $3 million in 2015, $2 million in 2014 and $3 million in 2013.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $14 million in 2015, $14 million in 2014 and $14 million in 2013.

Other Transactions

We contracted pipe coating services from Tenaris Coating do Brasil S.A. (formerly Socotherm Brasil S.A., or Socotherm), for an amount of $6 million from January 2014 to August 2014 and $42 million in 2013. In September 2014, Tenaris acquired 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm. Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $24 million in 2015, $29 million in 2014 and $4 million in 2013.

We sold industrial equipment to companies controlled by San Faustin for an amount of $5 million in 2015 and $15 million in 2013.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are believed to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-55 for our audited consolidated financial statements.

Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration our litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in its financial statements are adequate based upon available information at the date of their preparation. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Outstanding Legal Proceedings

Set forth below is a description of Tenaris’s ongoing legal proceedings which may have significant effects on its financial position:

Tax assessment in Italy

An Italian subsidiary of Tenaris received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR292 million (approximately $332 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed the decision on the 2007 assessment to the second-instance tax court. On June 12, 2015, the second-instance tax court accepted Tenaris subsidiary’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision to the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The Italian subsidiary appealed the assessment to the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR220 million (approximately $250 million), including principal, interest and penalties, contradicts the first- and second-instance tax courts’ rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary will appeal the January 2016 first-instance ruling to the second-instance tax court. In the meantime, the Italian subsidiary has obtained the suspension of the interim payment that would have been due, based on the first instance decision, through the filing with the tax authorities of a bank guarantee.

Based, among other things, on the tax court decisions on the 2007 assessment and the opinion of counsels, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

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

On September 23, 2013, the first-instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

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

On February 24, 2016 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177 million, paid in November, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2015, the Company’s legal reserve represented 10% of its share capital.

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

As of March 31, 2016, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2016, a total of 201,393,384 Shares were registered in the name of the depositary for the Company’s ADR program. March 2016, month end closing sale price for the ADSs on the NYSE was $24.76, the closing sale price of the Shares on the Italian Stock Exchange was Euro 10.95, on the Buenos Aires Stock Exchange was ARS 181.50 and on the Mexico Stock Exchange was Mexican pesos 192.86.

New York Stock Exchange

As of March 31, 2016, a total of 100,696,692 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. For the year ended December 31, 2015, Deutsche Bank Trust Company Americas acted as the Company’s depositary for issuing ADS evidencing Shares. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2011	High	Low
Full year	50.79	24.08

	Price per ADS
2012	High	Low
Full year	44.51	30.50

	Price per ADS
2013	High	Low
Full year	49.44	38.78

	Price per ADS
2014	High	Low
First quarter	47.36	40.95
Second quarter	47.15	42.55
Third quarter	47.83	42.03
Fourth quarter	44.01	28.18
Full year	47.83	28.18

	Price per ADS
2015	High	Low
First quarter	31.15	26.75
Second quarter	32.30	27.02
Third quarter	26.90	22.85
Fourth quarter	28.65	23.13
Full year	32.30	22.85

	Price per ADS
Last Six Months	High	Low
October 2015	28.65	24.38
November 2015	26.12	24.62
December 2015	25.51	23.13
January 2016	23.80	19.37
February 2016	21.69	19.29
March 2016	24.76	22.07

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2011	High	Low
Full year	18.51	9.06

	Price per Share
2012	High	Low
Full year	17.02	12.10

	Price per Share
2013	High	Low
Full year	18.44	14.72

	Price per Share
2014	High	Low
First quarter	17.16	14.80
Second quarter	17.28	15.52
Third quarter	18.18	15.75
Fourth quarter	17.79	11.36
Full year	18.18	11.36

	Price per Share
2015	High	Low
First quarter	13.67	11.25
Second quarter	15.02	12.08
Third quarter	12.08	9.97
Fourth quarter	12.45	10.60
Full year	15.02	9.97

	Price per Share
Last Six Months	High	Low
October 2015	12.45	10.87
November 2015	12.43	11.37
December 2015	12.05	10.60
January 2016	10.94	8.77
February 2016	10.05	8.64
March 2016	10.98	10.22

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

	Price per Share
2011	High	Low
Full year	108.00	56.75

	Price per Share
2012	High	Low
Full year	141.00	90.00

	Price per Share
2013	High	Low
Full year	229.00	141.70

	Price per Share
2014	High	Low
First quarter	273.00	190.00
Second quarter	250.50	213.00
Third quarter	346.10	215.00
Fourth quarter	316.00	160.50
Full year	346.10	160.50

	Price per Share
2015	High	Low
First quarter	192.00	159.95
Second quarter	196.10	166.00
Third quarter	185.00	155.00
Fourth quarter	197.00	159.00
Full year	197.00	155.00

	Price per Share
Last Six Months	High	Low
October 2015	197.00	169.25
November 2015	189.00	174.00
December 2015	187.00	159.00
January 2016	164.25	132.10
February 2016	171.10	139.80
March 2016	184.00	170.50

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

	Price per Share
2011	High	Low
Full year	365.00	160.60

	Price per Share
2012	High	Low
Full year	274.23	223.01

	Price per Share
2013	High	Low
Full year	316.90	245.34

	Price per Share
2014	High	Low
First quarter	310.29	273.41
Second quarter	304.00	283.20
Third quarter	296.35	278.75
Fourth quarter	279.84	208.52
Full year	310.29	208.52

	Price per Share
2015	High	Low
First quarter	223.65	195.00
Second quarter	244.58	212.28
Third quarter	224.40	198.35
Fourth quarter	230.00	208.30
Full year	244.58	195.00

	Price per Share
Last Six Months	High	Low
October 2015	230.00	208.30
November 2015	210.90	210.00
December 2015	210.90	210.90
January 2016	210.90	178.01
February 2016	192.86	181.37
March 2016	192.86	192.86

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

B. Plan of Distribution

Not applicable.

C. Markets

See A. “-The Offer and Listing – Offer and Listing Details”.

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

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2016, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2015. The legal reserve is not available for distribution.

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

The Company’s annual general shareholders’ meeting held on May 6, 2015, approved, among other things, our previously issued audited consolidated financial statements, and our next annual general shareholders’ meeting to be held on May 4, 2016 will consider our restated consolidated financial statements for the year 2014 and our audited consolidated financial statements included in this annual report. On May 6, 2015, the Company also held an extraordinary general meeting of shareholders, which decided to renew for a five-year period the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of May 24, 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

Holders of Shares deposited in fungible securities accounts have the same rights and obligations as holders of Shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of Shares held on the applicable record date for such meeting. See section titled “Holders of Shares: procedures for attending and voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 4, 2016, (File No. 0001102624-16-002468), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section “Holders of ADRs: procedures for voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 4, 2016, (File No. 0001102624-16-002468), which is incorporated by reference herein.

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

Argentina

Since 2002, the Argentine government has maintained a “dirty” flotation of the Argentine peso/U.S.-dollar exchange rate, through frequent interventions in the market. Argentina often experiences high exchange rate volatility. In December 2015 there was a sudden devaluation of the Argentine peso against the U.S. dollar of approximately 34%. Between 2011 and the end of its term in December 2015, the outgoing administration imposed several formal and informal foreign exchange restrictions affecting the free flow of capital, particularly on payments of dividends, imports of goods and services, and royalties. These restrictions changed frequently, driven mainly by the intention of that administration to control the volatility of the Argentine peso/U.S. dollar exchange rate and to try to impede the flight of capital from Argentina. These formal controls on foreign exchange transactions were significantly deregulated soon after the current administration took office in December 2015 and the informal ones were ended. Some of the restrictions on foreign exchange transactions that may affect Tenaris are described below.

Investments in Foreign Currency

Each of Tenaris’s Argentine subsidiaries is entitled to transfer abroad or purchase foreign currency to be held in Argentina up to $2 million per month.

Exports of Goods and Services

All proceeds from exports of goods and services must be repatriated and converted into Argentine pesos within the timeframes provided in the applicable regulations. For most sales of goods made by Tenaris’s Argentine subsidiaries, the applicable timeframe is 90 days from the shipment date irrespective of whether the export is made to affiliated or unaffiliated companies. Proceeds from exports of services have to be repatriated and converted into Argentine pesos within 15 business days from collection.

Imports of Goods

Temporary restrictions in effect from December 2015 through April 2016 that limited the amounts that importers were entitled to remit abroad to pay for imports of goods shipped before December 18, 2015 did not impact Tenaris’s Argentine subsidiaries, as such subsidiaries do not maintain overdue accounts payable with foreign suppliers for imports prior to such date.

There are no restrictions on the amounts that may be remitted abroad to pay for imports of goods shipped on or after December 17, 2015.

Imports of Services

Since April 2012, remittances to pay fees and royalties to foreign services providers or technology suppliers have been conditioned upon the receipt of prior approval by the Argentine tax authorities. This approval entails a formal process but, in practice, does not prevent or delay the payments to be made to foreign services providers.

On April 22, 2016 the Argentine government terminated the foreign exchange restrictions that affected the ability of Tenaris’s Argentine subsidiaries to pay fees and royalties in connection with the use of technology to Tenaris Connections B.V. accrued until December 16, 2015, the payment of which used to be subject to prior Central Bank approval.

There are no restrictions on the amounts that may be remitted abroad to pay for services rendered, technology utilized or fees or royalties accrued from December 17, 2015 onward.

Dividends

Tenaris’s Argentine subsidiaries may remit abroad dividends to their foreign shareholders so long as (i) dividends result from profits supported on annual audited financials, and (ii) the financials and the dividend payment are approved by a shareholders’ meeting. Interim dividends supported on quarterly financials may not be remitted abroad.

In addition, since February 2013, all remittances of dividends from Argentina must be approved by the Argentine tax authorities before the transfer is made. This approval entails a formal process but, in practice, does not prevent or delay the payments of dividends to foreign shareholders.

Foreign Indebtedness

Foreign lending to Argentine companies (including Tenaris’s Argentine subsidiaries) is subject to certain restrictions, including the following:

•	The purchase of foreign currency to pay principal and interest is conditioned upon the disbursement proceeds having been transferred to Argentina and converted into Argentine pesos and a minimum 120-day period from such transfer having elapsed before the foreign currency purchase is made. This requirement does not apply to foreign trade financing related either to import or export transactions.

•	Starting in February 2013, all remittances to pay interest are required to be approved by the Argentine tax authorities before the transfer is made. This approval entails a formal process but, in practice, does not prevent or delay interest payments under foreign indebtedness.

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

E. Taxation

The following discussion of the material Luxembourg and U.S. federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under U.S. state and local tax laws.

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

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company, according to applicable law, recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should not be subject to Luxembourg withholding tax under current Luxembourg law.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their Shares or ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable (at a progressive rate) if they are realized on a sale of Shares or ADSs that takes place within the first six months following their acquisition. After the six months period, capital gains are not taxed unless the resident individual holds more than 10% of the share capital of the Company.

If such Shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company1 will be taxable at a progressive rate, if a holding period of six months following their acquisition elapsed. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal years ending 2015 and 2016 for a corporate holder established in Luxembourg-City. The Luxembourg government has announced its intention to reduce the applicable rates as from 2017; however, final measures have not been formally approved yet. An exemption from such taxes may be available to the holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

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

Tax regime applicable to distributions

Withholding tax

Distributions to holders are in principle subject to a 15% withholding tax computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. However, distributions imputed for tax purposes to the special reserve (please see above paragraph “corporate reorganization”) should be out of the scope of Luxembourg withholding tax under current tax law.

Nevertheless, no withholding tax applies if the distribution is made to:

•	a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law),

[1]	Or if the Luxembourg resident individuals have received the shares for no consideration within the last 5 years and that the former holder held at least 10% in the capital of the company at any moment during said five years.

•	an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE),

•	a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,

•	a company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,

•	an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and

•	a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, Shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the ADS deposit agreement and any related agreement will be performed in accordance with its terms.

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

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your U.S. federal income tax liability.

In certain circumstances, if you have held ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s expected income and assets, we believe that the Shares or ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the Shares or ADSs, upon sale or disposition of your Shares or ADSs, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

For the year ended December 31, 2015, the Company’s Depository for issuing ADSs evidencing Shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2015 and 2014 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2015	Expected maturity date
	2016	2017	2018	2019	2020	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	201	1	1	1	18	223
Floating rate	—	0	0	0	0	—	1
Current Debt
Fixed rate	732	—	—	—	—	—	732
Floating rate	16	—	—	—	—	—	16

	748	201	1	1	1	18	972

At December 31, 2014	Expected maturity date
	2015	2016	2017	2018	2019	Thereafter	Total(1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	7	1	1	1	19	30
Floating rate	—	0	0	0	0	—	1
Current Debt
Fixed rate	725	—	—	—	—	—	725
Floating rate	243	—	—	—	—	—	243

	968	8	1	1	1	19	999

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.5% at December 31, 2015 and to 1.9% at December 31, 2014.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2015 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 82% of total financial debt. For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2015, we had variable interest rate debt of $17 million and fixed rate debt of $955 million ($732 million of the fixed rate debt are short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g., labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. In 2015, had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income (excluding impairment charges) would have decreased approximately 10%, compared with 3% in 2014, mainly because these foreign currency expenses were less affected by the downturn of OCTG related activity.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2015.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Euro	U.S. dollar	(335)
Argentine Peso	U.S. dollar	(73)
Brazilian real	U.S. dollar	(67)

The main relevant exposures as of December 31, 2015 correspond to Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar and to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries whose functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $16 million at December 31, 2015 and $31 million at December 31, 2014. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

At December 31, 2015, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a gain of $3 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2015.

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

D. American Depositary Shares

According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

•	A fee of $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for: issuance of ADSs, including issuances resulting from a distribution of Shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

•	A fee of $0.02 (or less) per ADSs for any cash distribution to ADS registered holders, excluding cash dividend.

•	As necessary, charges for taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or Share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes).

•	Registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw Shares.

•	Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and conversion of foreign currency.

•	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been Shares and the Shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

•	As necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.

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

Fees Payable by the Depositary to the Company

Fees incurred in 2015

For the year ended December 31, 2015, the Company received $2.5 million in fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

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

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2015.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Management conducted its assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2015, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2015 has been audited by PwC Luxembourg, as stated in their report included herein. See “—Report of Independent Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

In our annual report on Form 20-F for the year ended December 31, 2014, our management reported the following material weakness in our internal control over financial reporting:

The Company’s controls for evaluating and monitoring relevant indicators of value for its equity investments, such as the prices of comparable arm’s length transactions, did not operate effectively. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the quarter ended September 30, 2014, and the year ended December 31, 2014. Accordingly, our management determined that this control deficiency constituted a material weakness. Because of this material weakness, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria in Internal Control—Integrated Framework issued by the COSO.

In 2015, we implemented and executed remedial measures to address the material weakness described above, including the following:

•	Reinforcing the monitoring of other potentially relevant indicators of value for its equity investments, such as the book value of such assets determined by others under IFRS, and the price of comparable arm’s length transactions.

•	Providing additional training to personnel to better asses and evaluate the recoverability of its equity investments.

We have concluded that the material weakness described in our annual report on Form 20-F for the year ended December 31, 2014, has been remediated. Other than the remedial measures described above, there were no other significant changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at:

www.tenaris.com/en/aboutus/codeofconduct.aspx

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2015 and 2014, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2015 and 2014 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2015	2014
Audit Fees	4,372	5,231
Audit-Related Fees	78	142
Tax Fees	25	89
All Other Fees	15	35

Total	4,490	5,497

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2015 or 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2015, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On May 6, 2015, at the Company’s general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, Shares, including shares represented by ADSs, on the following terms and conditions:

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

•

The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s securities in the stock exchange through which the Company’s securities are acquired, during the five trading days in which transactions in the securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of securities, other than in the form of ADSs, such maximum and minimum per security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•	The acquisitions of securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

•	Only fully paid-up securities may be acquired pursuant to this authorization.

•	The acquisitions of securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s securities are traded, through public offers to all shareholders of the Company to buy securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•	The acquisitions of securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

•	The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et. seq. of the Luxembourg law of August 10, 1915 on commercial companies (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-55 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015 *

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 1, 2015 (File No. 001-31518- 15904531)
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 2, 2016	TENARIS S.A.

	By	/s/ Edgardo Carlos
	Name:	Edgardo Carlos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015 *

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 1, 2015 (File No. 001-31518- 15904531)
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at 31 December 2015 and 31 December 2014, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2015, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, Société coopérative Represented by	Luxembourg, 2 May 2016

/s/ Mervyn R. Martins

Mervyn R. Martins

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2015	2014	2013
Continuing operations
Net sales	1	7,100,753	10,337,962	10,596,781
Cost of sales	2	(4,885,078)	(6,287,460)	(6,456,786)

Gross profit		2,215,675	4,050,502	4,139,995
Selling, general and administrative expenses	3	(1,624,275)	(1,963,952)	(1,941,213)
Other operating income	5	14,603	27,855	14,305
Other operating expenses	5	(410,575)	(215,589)	(28,257)

Operating income		195,428	1,898,816	2,184,830
Finance Income	6	34,574	38,211	34,767
Finance Cost	6	(23,058)	(44,388)	(70,450)
Other financial results	6	2,694	39,214	7,004

Income before equity in earnings of non-consolidated companies and income tax		209,638	1,931,853	2,156,151
Equity in earnings (losses) of non-consolidated companies	7	(39,558)	(164,616)	46,098

Income before income tax		170,080	1,767,237	2,202,249
Income tax	8	(244,505)	(586,061)	(627,877)

(Loss) Income for the year		(74,425)	1,181,176	1,574,372

Attributable to:
Owners of the parent		(80,162)	1,158,517	1,551,394
Non-controlling interests		5,737	22,659	22,978

		(74,425)	1,181,176	1,574,372

Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.07)	0.98	1.31
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (*)		(0.14)	1.96	2.63

(*)	Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
(Loss) Income for the year	(74,425)	1,181,176	1,574,372
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	14,181	1,850	18,314
Income tax on items that will not be reclassified	(4,242)	(513)	(4,865)

	9,939	1,337	13,449

Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(256,260)	(197,711)	(1,941)
Change in value of cash flow hedges and available for sale financial instruments	13,185	(10,483)	2,941
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(92,914)	(54,688)	(87,666)
- Changes in the fair value of derivatives held as cash flow hedges and others	(4,239)	(3,857)	2,682
Income tax related to cash flow hedges and available for sale financial instruments	(284)	400	478

	(340,512)	(266,339)	(83,506)

Other comprehensive (loss) for the year, net of tax	(330,573)	(265,002)	(70,057)

Total comprehensive (loss) income for the year	(404,998)	916,174	1,504,315

Attributable to:
Owners of the parent	(410,187)	894,929	1,480,572
Non-controlling interests	5,189	21,245	23,743

	(404,998)	916,174	1,504,315

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)			At December 31, 2015		At December 31, 2014
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10		5,672,258		5,159,557
Intangible assets, net	11		2,143,452		2,757,630
Investments in non-consolidated companies	12		490,645		643,630
Available for sale assets	30		21,572		21,572
Other investments	18		394,746		1,539
Deferred tax assets	20		200,706		268,252
Receivables	13		220,564	9,143,943	262,176	9,114,356

Current assets
Inventories	14		1,843,467		2,779,869
Receivables and prepayments	15		148,846		267,631
Current tax assets	16		188,180		129,404
Trade receivables	17		1,135,129		1,963,394
Other investments	18		2,140,862		1,838,379
Cash and cash equivalents	18		286,547	5,743,031	417,645	7,396,322

Total assets				14,886,974		16,510,678

EQUITY
Capital and reserves attributable to owners of the parent				11,713,344		12,654,114
Non-controlling interests				152,712		152,200

Total equity				11,866,056		12,806,314

LIABILITIES
Non-current liabilities
Borrowings	19		223,221		30,833
Deferred tax liabilities	20		750,325		714,123
Other liabilities	21	(i)	231,176		285,865
Provisions	22	(ii)	61,421	1,266,143	70,714	1,101,535

Current liabilities
Borrowings	19		748,295		968,407
Current tax liabilities	16		136,018		352,353
Other liabilities	21	(ii)	222,842		296,277
Provisions	23	(ii)	8,995		20,380
Customer advances			134,780		133,609
Trade payables			503,845	1,754,775	831,803	2,602,829

Total liabilities				3,020,918		3,704,364

Total equity and liabilities				14,886,974		16,510,678

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	—	—	—	—	—	(80,162)	(80,162)	5,737	(74,425)

Currency translation adjustment	—	—	—	(255,569)	—	—	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	10,213	—	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	12,484	—	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	—	—	—	(92,914)	(4,239)	—	(97,153)	—	(97,153)

Other comprehensive (loss) income for the year	—	—	—	(348,483)	18,458	—	(330,025)	(548)	(330,573)

Total comprehensive (loss) income for the year	—	—	—	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	—	—	—	—	659	—	659	(1,727)	(1,068)
Dividends paid in cash	—	—	—	—	—	(531,242)	(531,242)	(2,950)	(534,192)

Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	—	—	—	—	—	1,158,517	1,158,517	22,659	1,181,176

Currency translation adjustment	—	—	—	(196,852)	—	—	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	1,503	—	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	(9,694)	—	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	—	—	—	(54,688)	(3,857)	—	(58,545)	—	(58,545)

Other comprehensive (loss) income for the year	—	—	—	(251,540)	(12,048)	—	(263,588)	(1,414)	(265,002)

Total comprehensive income for the year	—	—	—	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	—	—	—	—	7	—	7	(152)	(145)
Dividends paid in cash	—	—	—	—	—	(531,242)	(531,242)	(48,339)	(579,581)

Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	—	—	—	—	—	1,551,394	1,551,394	22,978	1,574,372

Currency translation adjustment	—	—	—	(2,247)	—	—	(2,247)	306	(1,941)
Effect of adopting IAS 19R	—	—	—	—	13,449	—	13,449	—	13,449
Hedge reserve, net of tax	—	—	—	—	2,960	—	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	—	—	—	(87,666)	2,682	—	(84,984)	—	(84,984)

Other comprehensive (loss) income for the year	—	—	—	(89,913)	19,091	—	(70,822)	765	(70,057)

Total comprehensive income for the year	—	—	—	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	—	—	—	—	(10,552)	—	(10,552)	2,784	(7,768)
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(18,642)	(526,273)

Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 and 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2015	2014	2013
Cash flows from operating activities
(Loss) income for the year		(74,425)	1,181,176	1,574,372
Adjustments for:
Depreciation and amortization	10 & 11	658,778	615,629	610,054
Impairment charge	5	400,314	205,849	—
Income tax accruals less payments	27(ii)	(91,080)	79,062	125,416
Equity in (earnings) losses of non-consolidated companies	7	39,558	164,616	(46,098)
Interest accruals less payments, net	27(iii)	(1,975)	(37,192)	(29,723)
Changes in provisions		(20,678)	(4,982)	(1,800)
Changes in working capital	27(i)	1,373,985	(72,066)	188,780
Other, including currency translation adjustment		(69,473)	(88,025)	(43,649)

Net cash provided by operating activities		2,215,004	2,044,067	2,377,352

Cash flows from investing activities
Capital expenditures	10 & 11	(1,131,519)	(1,089,373)	(753,498)
Changes in advance to suppliers of property, plant and equipment		49,461	(63,390)	(22,234)
Investment in non-consolidated companies	12 c	(4,400)	(1,380)	—
Acquisition of subsidiaries and non-consolidated companies	26	—	(28,060)	—
Net loan to non-consolidated companies		(22,322)	(21,450)	—
Proceeds from disposal of property, plant and equipment and intangible assets		10,090	11,156	33,186
Dividends received from non-consolidated companies	12	20,674	17,735	16,334
Changes in investments in securities		(695,566)	(611,049)	(582,921)

Net cash used in investing activities		(1,773,582)	(1,785,811)	(1,309,133)

Cash flows from financing activities
Dividends paid	9	(531,242)	(531,242)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(2,950)	(48,339)	(18,642)
Acquisitions of non-controlling interests		(1,068)	(145)	(7,768)
Proceeds from borrowings (*)		2,064,218	3,046,837	2,460,409
Repayments of borrowings (*)		(2,063,992)	(2,890,717)	(3,143,241)

Net cash used in financing activities		(535,034)	(423,606)	(1,216,873)

Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)

Movement in cash and cash equivalents
At the beginning of the year		416,445	598,145	772,656
Effect of exchange rate changes		(36,635)	(16,350)	(25,857)
Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)

At December 31,	27(iv)	286,198	416,445	598,145

		At December 31,
		2015	2014	2013
Cash and cash equivalents
Cash and bank deposits	18	286,547	417,645	614,529
Bank overdrafts	19	(349)	(1,200)	(16,384)

		286,198	416,445	598,145

(*)	Mainly related to the renewal of short-term local facilities carried out during the years 2015, 2014 and 2013.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables—non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company’s principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 24, 2016.

Restatement of 2014 Financial Statements

On May 28, 2015, the Company restated its Consolidated Financial Statements for the year ended December 31, 2014 to reduce the carrying amount of the Company’s investment in Usinas Siderúrgicas de Minas Gerais S.A. Usiminas (“Usiminas”). All information as of December 31, 2014 included in these Consolidated Financial Statements is derived from the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

A Basis of presentation (Cont.)

(1) New and amended standards not yet adopted and relevant for Tenaris (Cont.)

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied on annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2015 and have not been early adopted.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

B Group accounting (Cont.)

(2) Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’ interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2015, Tenaris holds 11.46% of Ternium’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

•	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;

•	Four out of eight members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;

•	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership $22.6 million less than its proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position.

At December 31, 2015, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.0% of the shares with voting rights and 2.5% of Usiminas’s total share capital. The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28, “Investments in Associates and Joint Ventures”).

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium and Usiminas at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2015, 2014 and 2013, no impairment provisions were recorded on Tenaris’ investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris’ investment in Usiminas. See Note 7 and Note 12.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

C Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris’ Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

•	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;

•	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;

•	Other timing differences.

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

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;

•	Significant level of integration of the local operations within Tenaris’ international global distribution network;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

•	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial results” in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences in non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Tenaris had no such assets or liabilities for any of the periods presented.

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

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property, Plant and Equipment”), did not materially affect depreciation expenses for 2015, 2014 and 2013.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

F Intangible assets

(1) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2) Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2015, 2014 and 2013.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2015 and 2014, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 (“Intangible Assets”), did not materially affect depreciation expenses for 2015, 2014 and 2013.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2015, 2014 and 2013 totaled $89.0 million, $106.9 million and $105.6 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

F Intangible assets

(5) Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

Prudential, a welded pipe mill producing OCTG and line pipe products in Canada, has been negatively affected by current market conditions (including an increase in unfairly traded imports of OCTG and line pipe products), reflected in a loss of market share and in the decline in the level of its profitability. Based on these circumstances, the Company has reviewed the useful life of Prudential’s customer relationships and decided to reduce the remaining amortization period from 5 years to 2 years, consequently a higher amortization charge of approximately $31.2 million was included in Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2015.

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

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’ cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’ customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and

(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

H Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in “Financial Results” in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

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

J Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. For this purpose, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

L Equity

(1) Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;

•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2) Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2015, 2014 and 2013 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

O Employee benefits

(1) Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee Benefits”, as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows.

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

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in “Other comprehensive income” in the period in which they arise. Past-service costs are recognized immediately in the income statement.

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

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

•	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

•	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’ Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’ Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

•	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan will be frozen for the purposes of credited service as well as determination of final average pay.

•	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

O Employee benefits (Cont.)

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

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to $84.0 million and $98.1 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2015 and 2014, is $105.3 million and $107.4 million, respectively.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

R Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’ storage facilities that have not been shipped to customers amounted to 2.9%, 1.1% and 1.3% as of December 31, 2015, 2014 and 2013, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

•	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.55% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’ right to receive payment is established.

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

U Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris’ non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.

•	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: comprise the Company’s interest in the Venezuelan Companies (see Note 30).

•	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.

•	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2015.

A. Financial Risk Factors

(i) Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2015 and 0.07 as of December 31, 2014. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

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

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris’ subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’ financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’ main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2015 and 2014:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2015	2014
Argentine Peso / U.S. Dollar	(73,399)	(191,095)
Euro / U.S. Dollar	(334,831)	(189,366)
Brazilian Real / U.S. Dollar	(66,826)	150,486

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

As of December 31, 2015 and 2014 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.7 million and $1.9 million as of December 31, 2015 and 2014, respectively.

•	Euro / U.S. dollar

As of December 31, 2015 and 2014, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.3 million and $1.9 million as of December 31, 2015 and 2014, respectively, which would have been to a large extent offset by changes to Tenaris’ net equity position.

Considering the balances held as of December 31, 2015 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’ net equity position of $3.9 million. For balances held as of December 31, 2014, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.5 million (including a loss / gain of $2.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’ net equity position of $1.8 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2015		2014
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (short term financing)	954,681	98%	755,498	76%
Variable rate	16,835	2%	243,742	24%

Total (*)	971,516		999,240

(*)	As of December 31, 2015 approximately 59% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 73% of the total outstanding debt balance as of December 31, 2014.

The Company estimates that, if market interest rates applicable to Tenaris’ borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2015 and $6.3 million in 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2015, 2014 and 2013.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2015 and 2014 trade receivables amount to $1,135.1 million and $1,963.4 million respectively. Trade receivables have guarantees under credit insurance of $325.1 million and $460.5 million, letter of credit and other bank guarantees of $20.5 million and $98.4 million, and other guarantees of $7.9 million and $12.3 million as of December 31, 2015 and 2014 respectively.

As of December 31, 2015 and 2014 past due trade receivables amounted to $333.8 million and $350.1 million, respectively. Out of those amounts $84.9 million and $75.8 million are guaranteed trade receivables while $101.5 million and $69.0 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v) Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 92% of Tenaris’ liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2015, in comparison with approximately 89% as of December 31, 2014.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2015, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 19% of total assets at the end of 2015 compared to 14% at the end of 2014.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2015 and 2014, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2015 and 2014, U.S. dollar denominated liquid assets represented approximately 87% and 83% of total liquid financial assets respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

A. Financial Risk Factors (Cont.)

(vii) Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2015	Assets at fair value through profit and loss	Held to maturity	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	18,248	—	—	—	18,248
Trade receivables	—	—	1,135,129	—	1,135,129
Other receivables	—	—	131,896	—	131,896
Available for sale assets (See note 30)	—	—	—	21,572	21,572
Other investments	2,142,524	393,084	—	—	2,535,608
Cash and cash equivalents	185,528	—	101,019	—	286,547

Total	2,346,300	393,084	1,368,044	21,572	4,129,000

December 31, 2015	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	971,516	971,516
Derivative financial instruments	34,540	—	34,540
Trade and other payables	—	518,714	518,714

Total	34,540	1,490,230	1,524,770

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	—	—	25,588
Trade receivables	—	1,963,394	—	1,963,394
Other receivables	—	172,190	—	172,190
Available for sale assets (See note 30)	—	—	21,572	21,572
Other investments	1,452,159	—	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	—	417,645

Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	—	999,240	999,240
Derivative financial instruments	56,834	—	56,834
Trade and other payables	—	866,688	866,688

Total	56,834	1,865,928	1,922,762

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2015 and 2014.

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	—	—	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	—	18,250	—	18,250
Available for sale assets (*)	—	—	21,572	21,572

Total	1,533,797	810,843	23,234	2,367,874

Liabilities
Derivatives financial instruments	—	34,540	—	34,540

Total	—	34,540	—	34,540

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	296,873	—	—	296,873
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	—	25,588	—	25,588
Available for sale assets (*)	—	—	21,572	21,572

Total	1,574,338	586,502	23,111	2,183,951

Liabilities
Derivatives financial instruments	—	56,834	—	56,834

Total	—	56,834	—	56,834

(*)	For further detail regarding Available for sale assets, see Note 30.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’ interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2015	2014
	Assets / Liabilities
At the beginning of the period	23,111	24,070
Currency translation adjustment and others	123	(959)

At the end of the year	23,234	23,111

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

Some of Tenaris investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 99% of its carrying amount including interests accrued as of December 31, 2015.

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99% of its carrying amount including interests accrued in 2015 as compared with 100% in 2014. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’ derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2015 and 2014, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $2.8 million credit and $7.9 million debit (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total
IFRS - Net Sales	6,443,814	656,939	7,100,753
Management View - Operating income	685,870	66,431	752,301
• Differences in cost of sales and others	(228,948)	(9,794)	(238,742)
• Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)

IFRS - Operating income	137,629	57,799	195,428
Financial income (expense), net			14,210
Income before equity in earnings of non-consolidated companies and income tax			209,638
Equity in losses of non-consolidated companies			(39,558)

Income before income tax			170,080

Capital expenditures	1,088,901	42,618	1,131,519
Depreciation and amortization	638,456	20,322	658,778

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total
IFRS - Net Sales	9,581,615	756,347	10,337,962
Management View - Operating income	2,022,429	27,735	2,050,164
• Differences in cost of sales and others	(35,463)	5,197	(30,266)
• Depreciation and amortization/Impairment	(121,289)	207	(121,082)

IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037

Income before equity in earnings of non-consolidated companies and income tax			1,931,853
Equity in losses of non-consolidated companies			(164,616)

Income before income tax			1,767,237

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales	9,812,295	784,486	10,596,781
Management View - Operating income	2,098,160	91,265	2,189,425
• Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
• Depreciation and amortization	711	(114)	597

IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)

Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in earnings of non-consolidated companies			46,098

Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $57,468, $233,863 and $276,388 in 2015, 2014 and 2013, respectively.

Net income under Management view amounted to $18.2 million, while under IFRS amounted to $74.4 million loss. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

1 Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2015
Net sales	2,865,041	2,133,534	728,815	1,096,688	276,675	—	7,100,753
Total assets	8,713,235	2,931,297	1,877,429	429,317	423,479	512,217	14,886,974
Trade receivables	367,439	396,834	181,084	137,278	52,494	—	1,135,129
Property, plant and equipment, net	3,253,317	1,269,995	907,466	86,181	155,299	—	5,672,258
Capital expenditures	823,602	168,140	82,344	36,867	20,566	—	1,131,519
Depreciation and amortization	390,654	125,754	112,742	9,912	19,716	—	658,778
Year ended December 31, 2014
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	—	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	665,202	16,510,678
Trade receivables	733,864	554,542	259,115	340,880	74,993	—	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	—	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	—	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	—	615,629
Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	—	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	—	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	—	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	—	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	—	610,054

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (27.4%); “South America” comprises principally Argentina (18.8%), Brazil and Colombia; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Angola, Nigeria and Saudi Arabia and; “Far East and Oceania” comprises principally China, Japan and Indonesia.

(*)	Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2015, 2014 and 2013 (see Note 12 and 30).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Inventories at the beginning of the year	2,779,869	2,702,647	2,985,805
Plus: Charges of the period
Raw materials, energy, consumables and other	1,934,209	3,944,283	3,749,921
Increase in inventory due to business combinations	—	4,338	—
Services and fees	298,470	453,818	422,142
Labor cost	947,997	1,204,720	1,199,351
Depreciation of property, plant and equipment	377,596	366,932	368,507
Amortization of intangible assets	24,100	17,324	8,263
Maintenance expenses	184,053	217,694	202,338
Allowance for obsolescence	68,669	4,704	70,970
Taxes	21,523	20,024	4,956
Other	92,059	130,845	147,180

	3,948,676	6,364,682	6,173,628
Less: Inventories at the end of the year	(1,843,467)	(2,779,869)	(2,702,647)

	4,885,078	6,287,460	6,456,786

For the year ended December 2015, labor cost includes approximately $104 million of severance indemnities related to the adjustment of the workforce to current market conditions.

3 Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Services and fees	158,541	178,700	177,996
Labor cost	579,360	594,660	575,588
Depreciation of property, plant and equipment	18,543	20,197	19,132
Amortization of intangible assets	238,539	211,176	214,152
Commissions, freight and other selling expenses	351,657	598,138	600,239
Provisions for contingencies	19,672	35,557	31,429
Allowances for doubtful accounts	36,788	21,704	23,236
Taxes	129,018	165,675	170,659
Other	92,157	138,145	128,782

	1,624,275	1,963,952	1,941,213

For the year ended December 2015, labor cost includes approximately $73 million of severance indemnities related to the adjustment of the workforce to current market conditions.

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Wages, salaries and social security costs	1,504,918	1,743,253	1,714,471
Employees’ service rescission indemnity (including those classified as defined contribution plans)	13,286	17,431	10,978
Pension benefits—defined benefit plans	14,813	18,645	32,112
Employee retention and long term incentive program	(5,660)	20,051	17,378

	1,527,357	1,799,380	1,774,939

At the year-end, the number of employees was 21,741 in 2015, 27,816 in 2014 and 26,825 in 2013.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2015	2014	2013
Argentina	5,388	6,421	6,379
Mexico	5,101	5,518	5,290
Brazil	2,050	3,835	3,309
USA	2,190	3,549	3,449
Italy	2,030	2,352	2,352
Romania	1,624	1,725	1,637
Canada	546	1,225	1,280
Indonesia	532	677	711
Colombia	636	614	627
Japan	508	588	565
Other	1,136	1,312	1,226

	21,741	27,816	26,825

5 Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Other operating income
Net income from other sales	7,480	8,843	10,663
Net rents	6,462	4,041	3,494
Other	661	14,971	148

	14,603	27,855	14,305

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,052	9,961	21,147
Provisions for legal claims and contingencies	1	(760)	(2)
Loss on fixed assets and material supplies disposed / scrapped	94	203	39
Impairment charge	400,314	205,849	—
Allowance for doubtful receivables	1,114	336	1,708
Other	—	—	5,365

	410,575	215,589	28,257

Impairment charge

Tenaris’ main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A continuous decline in oil prices and futures resulted in reductions in Tenaris customers’ investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by high levels of unfairly traded imported products (including the accumulation of excess inventories of imported products).

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris’ market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

5 Other operating income and expenses (Cont.)

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2015, the main discount rates used were in a range between 9% and 13%.

During the third quarter 2015 and as a result of the deterioration of business conditions for its welded pipe assets in the United States, Tenaris decided to write down the goodwill value on these assets recording an impairment charge of $400.3 million. Consequently, the carrying value of the assets impaired was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG – USA	1,382,993	(400,314)	982,679

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris’ clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

As of December 31, 2015 for the OCTG – USA CGU an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would not generate a material effect on the carrying amount of the CGU as of that date.

Following the requirements of IAS 36, Tenaris has determined the CGU for which a reasonable possible change in a key assumptions would cause the CGU’s carrying amount to exceed its recoverable amount. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $32 million; a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $14 million.

At December 31, 2014, the Company recorded an impairment charge over its welded pipe assets in Colombia and Canada. The carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887

Total	516,557	(205,849)	310,708

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
Interest Income	39,516	34,582	34,046
Interest from available-for-sale financial assets	—	4,992	191
Net result on changes in FV of financial assets at FVTPL	(4,942)	(1,478)	540
Net result on available-for-sale financial assets	—	115	(10)

Finance income	34,574	38,211	34,767
Finance Cost	(23,058)	(44,388)	(70,450)
Net foreign exchange transactions results	(13,301)	50,298	37,179
Foreign exchange derivatives contracts results	30,468	(4,733)	4,414
Other	(14,473)	(6,351)	(34,589)

Other Financial results	2,694	39,214	7,004

Net Financial results	14,210	33,037	(28,679)

During the period Tenaris has derecognized all its fixed income financial instruments categorized as available for sale. Following is an evolution of the available for sale financial assets reserve in Other Comprehensive Income.

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Available for sale	(39)	(2,447)	(2,486)	2,486	—

Total Available for sale reserve	(39)	(2,447)	(2,486)	2,486	—

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

7 Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
From non-consolidated companies	(10,674)	(24,696)	46,098
Gain on equity interest (see Note 26)	—	21,302	—
Impairment loss on non-consolidated companies (see Note 12)	(28,884)	(161,222)	—

	(39,558)	(164,616)	46,098

8 Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Current tax	164,562	695,136	594,179
Deferred tax	79,943	(109,075)	33,698

	244,505	586,061	627,877

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013
Income before income tax	170,080	1,767,237	2,202,249

Tax calculated at the tax rate in each country (*)	(61,624)	312,714	465,029
Non taxable income / Non deductible expenses, net (*)	149,789	132,551	72,768
Changes in the tax rates	6,436	3,249	8,287
Effect of currency translation on tax base (**)	151,615	138,925	92,695
Utilization of previously unrecognized tax losses	(1,711)	(1,378)	(10,902)

Tax charge	244,505	586,061	627,877

(*)	Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.
(**)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian, Colombia and Mexican), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9 Dividends distribution

On November 4, 2015, the Company’s Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 25, 2015, with an ex-dividend date of November 23, 2015.

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

10 Property, plant and equipment, net

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)

Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	—	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	—	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	—	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	—	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	—	47	(63,253)

Accumulated at the end of the year	455,499	5,432,715	228,966	—	13,762	6,130,942

At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	—	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)

Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	—	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	—	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	—	1,164	387,129
Transfers / Reclassifications	23	(38)	603	—	—	588
Increase due to business combinations	2,044	12,745	2,291	—	—	17,080
Impairment charge (See Note 5)	3,019	7,905	—	—	—	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	—	—	(35,564)

Accumulated at the end of the year	418,210	5,301,765	216,982	—	15,352	5,952,309

At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

Property, plant and equipment include capitalized interests for net amounts at December 31, 2015 and 2014 of $15.5 million and $3.3 million, respectively.

(*)	The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

11 Intangible assets, net

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	—	(23,549)
Additions	65,022	774	—	—	65,796
Transfers / Reclassifications	95	1,028	—	—	1,123
Disposals	(56)	(1,027)	—	—	(1,083)

Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	—	—	—	(7,454)
Amortization charge	59,342	30,588	—	172,709	262,639
Impairment charge (See Note 5)	—	—	400,314	—	400,314
Transfers / Reclassifications	(35)	1,001	—	—	966

Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734

At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	—	(16,134)
Additions	79,983	1,244	—	—	81,227
Transfers / Reclassifications	1,090	556	—	—	1,646
Increase due to business combinations	28	—	41,243	—	41,271
Disposals	(64)	(552)	—	—	(616)

Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	—	—	—	(6,425)
Amortization charge	40,188	30,379	—	157,933	228,500
Impairment charge (See Note 5)	—	—	96,137	98,788	194,925

Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269

At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2015 was $1.214.3 million for North America, $116.9 million for South America $1.9 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2015, was as follows:

As of December 31, 2015	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	—	—	—	225
Tamsa (Hydril and other)	—	346	19	—	365
Siderca (Hydril and other)	—	265	93	—	358
Hydril	—	309	—	—	309
Electric Conduits	46	—	—	—	46
Coiled Tubing	—	—	—	4	4
Other	—	—	26	—	26

Total	271	920	139	4	1,334

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

12 Investments in non-consolidated companies

	Year ended December 31,
	2015	2014
At the beginning of the year	643,630	912,758
Translation differences	(92,914)	(54,688)
Equity in earnings of non-consolidated companies	(10,674)	(24,696)
Impairment loss in non-consolidated companies	(28,884)	(161,222)
Dividends and distributions received	(20,674)	(17,735)
Additions (c)	4,400	1,380
Decrease due to consolidation (*)	—	(8,310)
Decrease / increase in equity reserves	(4,239)	(3,857)

At the end of the period	490,645	643,630

(*)	See Note 26

The principal non-consolidated companies are:

		% ownership - voting rights at December 31,				Value at December 31,
Company	Country of incorporation	2015		2014		2015	2014
a) Ternium S.A.	Luxembourg	11.46	%(*)	11.46	%(*)	449,375	527,080
b) Usiminas S.A.	Brazil	2.5	% - 5%	2.5	% - 5%	36,109	113,099
Others	—	—		—		5,161	3,451

						490,645	643,630

(*)	Including treasury shares.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’ main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2015, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $12.4 per ADS, giving Tenaris’ ownership stake a market value of approximately $285.5 million (Level 1). At December 31, 2015, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $449.4 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 10.6%.

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’ principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At December 31, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&F Bovespa Stock Exchange was BRL 4.0 (approximately $1.03) per share, giving Tenaris’ ownership stake a market value of approximately $25.7 million (Level 1). At December 31, 2015, the carrying value of Tenaris’ ownership stake in Usiminas, was approximately $36.1 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

12 Investments in non-consolidated companies (Cont.)

b) Usiminas S.A. (Cont.)

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

Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, Usiminas’ auditors included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Tenaris, in a conservative approach and considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by $28.9 million.

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2015, Tenaris exposure under these agreements amount to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, disbursements under the loan agreement amounted $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2015		2014
	Usiminas S.A.	Ternium S.A.	Usiminas S.A.	Ternium S.A.
Non-current assets	5,343,038	5,480,389	8,372,431	6,341,290
Current assets	1,765,733	2,582,204	3,104,137	3,348,869

Total assets	7,108,771	8,062,593	11,476,568	9,690,159

Non-current liabilities	2,117,536	1,558,979	2,617,657	1,964,070
Current liabilities	1,151,383	1,700,617	1,795,583	2,091,386

Total liabilities	3,268,919	3,259,596	4,413,240	4,055,456

Non-controlling interests	405,880	769,849	768,749	937,502
Revenues	3,115,551	7,877,449	5,016,528	8,726,057
Gross profit	70,801	1,400,177	447,311	1,800,888
Net (loss) income for the year attributable to owners of the parent	(1,053,806)	8,127	61,531	(198,751)
Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(457,750)		(495,603)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

13 Receivables – non current

	Year ended December 31,
	2015	2014
Government entities	1,113	1,697
Employee advances and loans	11,485	12,214
Tax credits	25,660	29,997
Receivables from related parties	62,675	43,093
Legal deposits	14,719	21,313
Advances to suppliers and other advances	70,509	119,970
Others	35,515	35,588

	221,676	263,872
Allowances for doubtful accounts (see Note 22 (i))	(1,112)	(1,696)

	220,564	262,176

14 Inventories

	Year ended December 31,
	2015	2014
Finished goods	741,437	1,012,297
Goods in process	407,126	622,365
Raw materials	277,184	396,847
Supplies	503,692	554,946
Goods in transit	143,228	386,954

	2,072,667	2,973,409
Allowance for obsolescence (see Note 23 (i))	(229,200)	(193,540)

	1,843,467	2,779,869

15 Receivables and prepayments

	Year ended December 31,
	2015	2014
Prepaid expenses and other receivables	29,463	40,377
Government entities	3,498	3,189
Employee advances and loans	10,951	16,478
Advances to suppliers and other advances	27,823	42,832
Government tax refunds on exports	7,053	16,956
Receivables from related parties	14,249	63,733
Derivative financial instruments	18,155	25,588
Miscellaneous	44,736	66,470

	155,928	275,623
Allowance for other doubtful accounts (see Note 23 (i))	(7,082)	(7,992)

	148,846	267,631

16 Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2015	2014
V.A.T. credits	60,730	74,129
Prepaid taxes	127,450	55,275

	188,180	129,404

	Year ended December 31,
Current tax liabilities	2015	2014
Income tax liabilities	46,600	239,468
V.A.T. liabilities	24,661	27,156
Other taxes	64,757	85,729

	136,018	352,353

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

17 Trade receivables

	Year ended December 31,
	2015	2014
Current accounts	1,216,126	2,002,867
Receivables from related parties	20,483	29,505

	1,236,609	2,032,372
Allowance for doubtful accounts (see Note 23 (i))	(101,480)	(68,978)

	1,135,129	1,963,394

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649

Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	—	(1,664)	(99,816)

Net Value	1,135,129	902,856	184,215	48,058

At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128

Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	—	(902)	(68,076)

Net Value	1,963,394	1,682,294	272,453	8,647

Trade receivables are mainly denominated in U.S. dollar

18 Cash and cash equivalents and Other investments

	Year ended December 31,
	2015	2014
Cash and cash equivalents
Cash at banks	101,019	120,772
Liquidity funds	81,735	110,952
Short – term investments	103,793	185,921

	286,547	417,645

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	877,436	718,877
Bonds and other fixed Income	1,203,695	817,823
Fund Investments	59,731	301,679

	2,140,862	1,838,379

Other investments - Non-current
Bonds and other fixed Income	393,084	—
Others	1,662	1,539
	394,746	1,539

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

19 Borrowings

	Year ended December 31,
	2015	2014
Non-current
Bank borrowings	223,050	30,104
Finance lease liabilities	171	729

	223,221	30,833
Current
Bank borrowings and other loans including related companies	747,704	966,741
Bank overdrafts	349	1,200
Finance lease liabilities	371	486
Costs of issue of debt	(129)	(20)

	748,295	968,407

Total Borrowings	971,516	999,240

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	—	—	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974

Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279

Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	—	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024

Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338

Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

(*)	Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2015	Tamsa	Bank loans	607	2016
Mainly 2015	Siderca	Bank loans	105	2016
2015	TuboCaribe	Bank loan	200	Jan - 17

As of December 31, 2015, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2015 and 2014 (considering hedge accounting where applicable).

	2015	2014
Total borrowings	1.52%	1.89%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

19 Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings

		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Fixed	219,778	21,079
ARS	Fixed	—	4,933
EUR	Fixed	2,922	3,981
Others	Variable	521	840

Total non-current borrowings		223,221	30,833

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Variable	16,046	184,103
USD	Fixed	2,482	14,577
EUR	Variable	66	24,030
EUR	Fixed	1,047	1,272
MXN	Fixed	614,916	522,225
ARS	Fixed	113,326	184,791
BRL	Variable	—	34,446
ARS	Variable	37	71
Others	Variable	165	252
Others	Fixed	210	2,640

Total current borrowings		748,295	968,407

20 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences	(13,641)	—	11,154	(2,487)
Charged directly to Other Comprehensive Income	—	—	3,999	3,999
Income statement credit / (charge)	(18,903)	(1,718)	51,958	31,337

At December 31, 2015	313,841	42,516	549,557	905,914

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	—	849	(2,218)
Charged directly to Other Comprehensive Income	—	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)

At December 31, 2014	346,385	44,234	482,446	873,065

(*)	Includes the effect of currency translation on tax base explained in Note 8.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

20 Deferred income tax (Cont.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences	9,709	4,049	6,988	1,020	21,766
Charged directly to Other Comprehensive Income	—	—	—	527	527
Income statement charge / (credit)	(11,500)	78,282	(64,730)	46,554	48,606

At December 31, 2015	(47,127)	(107,378)	(99,394)	(102,396)	(356,295)

(*)	As of December 31, 2015, the recognized deferred tax assets on tax losses amount to $99.4 million and the net unrecognized deferred tax assets amount to $33.7 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	—	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)

At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2015	2014
Deferred tax assets to be recovered after 12 months	(109,025)	(119,192)
Deferred tax liabilities to be recovered after 12 months	843,022	868,289

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

	Year ended December 31,
	2015	2014
Deferred tax assets	(200,706)	(268,252)
Deferred tax liabilities	750,325	714,123

	549,619	445,871

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	445,871	553,946
Translation differences	19,279	6,255
Charged directly to Other Comprehensive Income	4,526	113
Income statement credit (debit)	79,943	(109,075)
Increase due to business combinations	—	(5,368)

At the end of the period	549,619	445,871

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

21 Other liabilities

(i) Other liabilities – Non current

	Year ended December 31,
	2015	2014
Post-employment benefits	135,880	164,217
Other-long term benefits	78,830	98,069
Miscellaneous	16,466	23,579

	231,176	285,865

Post-employment benefits

•	Unfunded

	Year ended December 31,
	2015	2014
Values at the beginning of the period	126,733	136,931
Current service cost	5,918	7,582
Interest cost	6,164	9,254
Curtailments and settlements	(128)	(236)
Remeasurements (*)	(9,743)	(9,824)
Translation differences	(8,418)	(8,665)
Benefits paid from the plan	(16,062)	(8,006)
Other	3,137	(303)

At the end of the year	107,601	126,733

(*)	For 2015 and 2014, a gain of $9.1 and $12.2 million respectively is attributable to demographic assumptions, and a gain of $0.6 and a loss of $2.4 million respectively is attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	2% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	2% - 3%

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $8.6 million and $9.1 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.7 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2015	2014
Present value of funded obligations	153,974	183,085
Fair value of plan assets	(128,321)	(147,991)

Liability (*)	25,653	35,094

(*)	In 2015 and 2014, $2.6 million and $2.4 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	183,085	177,433
Translation differences	(18,507)	(10,000)
Current service cost	1,155	2,266
Interest cost	6,725	7,621
Remeasurements (*)	(6,124)	16,104
Benefits paid	(12,360)	(10,339)

Movement in the fair value of plan assets	153,974	183,085

(*)	For 2015 and 2014, a gain of $1.1 and a loss of $1.5 million respectively is attributable to demographic assumptions, and a gain of $5 and a loss of $ 14.6 million respectively is attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	(147,991)	(145,777)
Return on plan assets	(5,021)	(7,842)
Remeasurements	1,686	(8,130)
Translation differences	15,651	8,911
Contributions paid to the plan	(5,066)	(5,548)
Benefits paid from the plan	12,360	10,339
Other	60	56

	(128,321)	(147,991)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2015	2014
Equity instruments	52.3%	52.7%
Debt instruments	44.3%	43.7%
Others	3.4%	3.6%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	4%	4%
Rate of compensation increase	0% - 2%	2% - 3%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

21 Other liabilities (Cont.)

(i) Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18 million and $22.2 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2016 amount approximately to $3.9 million.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2015	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	10,488	5,334	16,694	5,587	5,343	234,606
Funded Post-employment benefits	8,144	8,437	8,768	9,001	9,239	290,089

Total	18,632	13,771	25,462	14,588	14,582	524,695

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii) Other liabilities - current

	Year ended December 31,
	2015	2014
Payroll and social security payable	173,528	204,558
Liabilities with related parties	351	5,305
Derivative financial instruments	34,445	56,834
Miscellaneous	14,518	29,580

	222,842	296,277

22 Non-current allowances and provisions

(i) Deducted from non current receivables

	Year ended December 31,
	2015	2014
Values at the beginning of the year	(1,696)	(2,979)
Translation differences	584	534
Used	—	749

Values at the end of the year	(1,112)	(1,696)

(ii) Liabilities

	Year ended December 31,
	2015	2014
Values at the beginning of the year	70,714	66,795
Translation differences	(20,725)	(10,253)
Additional provisions	9,390	18,029
Reclassifications	6,562	(2,276)
Used	(4,520)	(5,146)
Increase due to business combinations	—	3,565

Values at the end of the year	61,421	70,714

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

23 Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953

At December 31, 2015	(101,480)	(7,082)	(229,200)

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663

At December 31, 2014	(68,978)	(7,992)	(193,540)

(ii) Liabilities

Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)

At December 31, 2015	6,290	2,705	8,995

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	—	2,275	2,275
Used	(15,818)	(6,036)	(21,854)

At December 31, 2014	7,205	13,175	20,380

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

24 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2015	2014
Foreign exchange derivatives contracts	18,247	25,588

Contracts with positive fair values	18,247	25,588

Foreign exchange derivatives contracts	(34,540)	(56,834)

Contracts with negative fair values	(34,540)	(56,834)

Total	(16,293)	(31,246)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2015 and 2014, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2015	2014	2015	2014
MXN	USD	2016	(24,364)	(45,061)	320	120
USD	MXN	2016	14,466	18,105	(21)	(66)
EUR	USD	2016	331	(6,186)	—	(6,186)
USD	EUR	2016	957	982	(819)	—
EUR	BRL	2016	—	(96)	—	138
JPY	USD	2016	(24)	(5,079)	—	(1,797)
USD	KWD	2016	28	1,908	28	630
ARS	USD	2016	(8,639)	1,632	3,175	(1,245)
USD	BRL	2016	402	1,089	—	—
USD	CNH	2016	—	95	—	87
USD	GBP	2016	85	438	—	403
Others			465	927	100	—

Total			(16,293)	(31,246)	2,783	(7,916)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Foreign Exchange	120	(8,036)	(7,916)	10,699	2,783

Total Cash flow Hedge	120	(8,036)	(7,916)	10,699	2,783

Tenaris estimates that the cash flow hedge reserve at December 31, 2015 will be recycled to the Consolidated Income Statement during 2016.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

Set forth below is a description of Tenaris’ material ongoing legal proceedings:

•	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR292 million (approximately $318 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The assessment, which was for an estimated amount of EUR254 million (approximately $276 million), comprising principal interest and penalties, was appealed with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR220 million (approximately $240 million) including principal interest and penalties, contradicts the first- and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary will appeal the January 2016 first-instance ruling against the second-instance tax court and will also request the suspension of its effects.

Based, among other things, on the tax court decisions on the 2007 assessment and the opinion of counsels, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

•	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Contingencies (Cont.)

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

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

•	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and Tenaris is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2015, the estimated aggregate contract amount through December 31, 2016, calculated at current prices, is approximately $221 million.

•	A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $347.9 million related to the investment plan to expand Tenaris’ U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2015 approximately $836.5 million had already been invested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2015	18,024,204

Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2015, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg Law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)

Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733

Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

(*)	In 2015 result under Luxembourg GAAP was affected by the written down of the value of its investment.

26 Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm Brasil S.A.(“Socotherm”). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris’ ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between the carrying value of its initial investments in Socotherm and the fair value which was included in “Equity in earnings (losses) of non-consolidated companies” in the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris’ unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

27 Cash flow disclosures

		Year ended December 31,
		2015	2014	2013
(i)	Changes in working capital
	Inventories	936,402	(72,883)	287,874
	Receivables and prepayments and Current tax assets	60,009	(31,061)	62,114
	Trade receivables	828,265	20,886	129,939
	Other liabilities	(123,904)	(61,636)	(151,578)
	Customer advances	1,171	76,383	(77,099)
	Trade payables	(327,958)	(3,755)	(62,470)

		1,373,985	(72,066)	188,780

(ii)	Income tax accruals less payments
	Tax accrued	244,505	586,061	627,877
	Taxes paid	(335,585)	(506,999)	(502,461)

		(91,080)	79,062	125,416

(iii)	Interest accruals less payments, net
	Interest accrued	(11,517)	6,174	37,356
	Interest received	28,238	31,306	42,091
	Interest paid	(18,696)	(74,672)	(109,170)

		(1,975)	(37,192)	(29,723)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	286,547	417,645	614,529
	Bank overdrafts	(349)	(1,200)	(16,384)

		286,198	416,445	598,145

As of December 31, 2015, 2014 and 2013, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

28 Related party transactions

As of December 31, 2015:

•	San Faustin S.A., a Luxembourg Société Anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.13% of the Company’s outstanding shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

28 Related party transactions (Cont.)

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

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2015	2014	2013
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	24,019	33,342	35,358
	Sales of goods to other related parties	87,663	103,377	115,505
	Sales of services to non-consolidated parties	10,154	10,932	15,439
	Sales of services to other related parties	4,010	3,264	5,035

		125,846	150,915	171,337

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	260,280	302,144	320,000
	Purchases of goods to other related parties	35,153	44,185	14,828
	Purchases of services to non-consolidated parties	16,153	27,304	56,820
	Purchases of services to other related parties	78,805	90,652	100,677

		390,391	464,285	492,325

	(all amounts in thousands of U.S. dollars)	At December 31,
		2015	2014
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	73,412	104,703
	Receivables from other related parties	23,995	31,628
	Payables to non-consolidated parties	(20,000)	(53,777)
	Payables to other related parties	(19,655)	(28,208)

		57,752	54,346

	(b) Financial debt
	Borrowings from other related parties	—	(200)

		—	(200)

Directors’ and senior management compensation

During the years ended December 31, 2015, 2014 and 2013, the cash compensation of Directors and Senior managers amounted to $28.8 million, $26.0 million and $28.1 million respectively. In addition, Directors and Senior managers received 540, 567 and 534 thousand units for a total amount of $5.4 million, $6.2 million and $5.6 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

29 Principal subsidiaries

The following is a list of Tenaris’ principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2015.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2015	2014	2013
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA—TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	Tenaris Investments S.a.r.l. holds 100% of Hydril’s subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2015, 2014 and 2013.
(b)	Tenaris holds 97,5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

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

Tenaris’ investments in the Venezuelan Companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes (“ICSID”) in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investment in Matesi. On January 29, 2016, the tribunal released its award. The award upheld Tenaris’ and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Following the exchange of further written submissions by the Parties, an oral hearing was held on June 15-23, 2015 in Washington DC. The parties submitted their post-hearing briefs on September 11, 2015; in their brief Tenaris and Talta claimed a principal sum of $243.7 million plus pre-award interest of $471.1 million, plus post-award interest. There is no procedural deadline by which the award must be rendered.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2015, for a total amount of approximately $27.0 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

31 Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
Audit Fees	4,372	5,231	5,723
Audit-Related Fees	78	142	143
Tax Fees	25	89	117
All Other Fees	15	35	51

Total	4,490	5,497	6,034

32 Subsequent event

Annual Dividend Proposal

On February 24, 2016 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders’ meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 25, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 25, 2016, with an ex-dividend date of May 23, 2016. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer