Form 20-F
period 2016-12-31
TENARIS SA
filed 2017-05-01
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2016

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

Gonzalo Dominguez

29, Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

Tel. + (352) 26 47 89 78, Fax. + (352) 26 47 89 79, e-mail: gdominguez@tenaris.com

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

i

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this annual report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II Accounting Policy A. Basis of presentation” and “II Accounting Policy B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B. “Information on the Company – Business Overview – Our Products.”

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, or IFRS. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 7.2 for more details on these alternative performance measures.

Following the sale of our steel electric conduit business in North America, known as Republic Conduit (with respect to which an agreement was reached on December 15, 2016 and which closed on January 20, 2017) the results of Republic Conduit are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows from discontinued operations and earnings per share are disclosed separately in note 28 “Net assets of disposal group classified as held for sale” to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014.

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

A. Selected Financial Data

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated therein(1). Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, an independent registered public accounting firm. PricewaterhouseCoopers Société Coopérative is a member firm of PwC International Limited (“PWC”). IFRS differs in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles.”

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2016	2015	2014	2013	2012
Selected consolidated income statement data (1)
Continuing operations
Net sales	4,293,592	6,903,123	10,141,459	10,424,191	10,648,065
Cost of sales	(3,165,684)	(4,747,760)	(6,140,415)	(6,322,198)	(6,494,594)

Gross profit	1,127,908	2,155,363	4,001,044	4,101,993	4,153,471
Selling, general and administrative expenses	(1,196,929)	(1,593,597)	(1,932,778)	(1,912,164)	(1,853,315)
Other operating income (expenses), net (2)	9,964	(395,971)	(187,734)	(13,727)	43,832

Operating (loss) income	(59,057)	165,795	1,880,532	2,176,102	2,343,988
Finance income	66,204	34,574	38,211	34,767	36,932
Finance cost	(22,329)	(23,058)	(44,388)	(70,450)	(55,507)
Other financial results	(21,921)	3,076	39,575	7,290	(31,316)

(Loss) income before equity in earnings (losses) of non-consolidated companies and income tax	(37,103)	180,387	1,913,930	2,147,709	2,294,097
Equity in earnings (losses) of non-consolidated companies (3)	71,533	(39,558)	(164,616)	46,098	(63,206)

Income before income tax	34,430	140,829	1,749,314	2,193,807	2,230,891
Income tax	(17,102)	(234,384)	(580,431)	(625,798)	(537,961)

Income (loss) for the year for continuing operations	17,328	(93,555)	1,168,883	1,568,009	1,692,930
Discontinued operations
Result for discontinued operations	41,411	19,130	12,293	6,363	8,809

Income (loss) for the year (4)	58,739	(74,425)	1,181,176	1,574,372	1,701,739

Income (loss) attributable to (4):
Owners of the parent	55,298	(80,162)	1,158,517	1,551,394	1,699,375
Non-controlling interests	3,441	5,737	22,659	22,978	2,364

Income (loss) for the year (4)	58,739	(74,425)	1,181,176	1,574,372	1,701,739

Depreciation and amortization for continuing operations	(657,109)	(653,313)	(609,647)	(604,017)	(561,707)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.01	(0.08)	0.97	1.31	1.43
Basic and diluted earnings (losses) per share	0.05	(0.07)	0.98	1.31	1.44
Dividends per share (5)	0.41	0.45	0.45	0.43	0.43

(1)	Following the sale of our steel electric conduit business in North America, known as Republic Conduit, the results of that business are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. Additionally, certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits for the year ended December 31, 2012.
(2)	Other operating income (expenses), net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(3)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015 and $161 million in 2014.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised) requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(5)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2016	2015	2014	2013	2012
Selected consolidated financial position data (1)
Current assets	4,817,154	5,743,031	7,396,322	6,903,900	6,987,116
Property, plant and equipment, net	6,001,939	5,672,258	5,159,557	4,673,767	4,434,970
Other non-current assets	3,032,765	3,471,685	3,954,799	4,353,303	4,537,457
Assets of disposal group classified as held for sale	151,417	—	—	—	—

Total assets	14,003,275	14,886,974	16,510,678	15,930,970	15,959,543

Current liabilities	1,713,036	1,754,775	2,602,829	2,119,729	2,829,374
Non-current borrowings	31,542	223,221	30,833	246,218	532,407
Deferred tax liabilities	550,657	750,325	714,123	751,105	728,541
Other non-current liabilities	276,874	292,597	356,579	344,052	369,629
Liabilities of disposal group classified as held for sale	18,094	—	—	—	—

Total liabilities	2,590,203	3,020,918	3,704,364	3,461,104	4,459,951
Capital and reserves attributable to the owners of the parent	11,287,417	11,713,344	12,654,114	12,290,420	11,328,031
Non-controlling interests	125,655	152,712	152,200	179,446	171,561

Total equity	11,413,072	11,866,056	12,806,314	12,469,866	11,499,592

Total liabilities and equity	14,003,275	14,886,974	16,510,678	15,930,970	15,959,543

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

(1)	Certain comparative amounts have been re-presented to conform to the adoption of revised IAS19 on Employee Benefits as of December 31, 2012.

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, the level of drilling activity and the investment by oil and gas companies declined in 2016 for the second consecutive year as they continued to be severely affected by the strong decline in prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices; accordingly oil and gas companies may cut their investment plans and consequently, demand for our products could decline.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe in the oil and gas industry can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of pipe products and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, customers draw from existing inventory. Particularly, when oil and gas prices fall, as happened over the last two to three years, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. We compete in most markets outside North America primarily against a limited number of manufacturers of premium-quality steel pipe products. In the United States and Canada, we compete against a wide range of local and foreign producers. In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades is also increasing. In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products. In August 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea which received duties between 10% and 16%. Despite the duties imposed, imports from South Korea continued at a very high level for several months, and in September 2015 the domestic producers in the United States requested an annual review of South Korea’s exports. At the same time South Korean producers presented an appeal which resulted in a reduction in the preliminary duties to a range of 5% to 8%. However, in April 2017 the Department of Commerce set the final duties in a range of 14% to 25% for all the South Korean producers except one that received duties of approximately 3%. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in March 2015. However, despite the application of antidumping duties, we can give no assurance about the effectiveness of these actions. Additionally, the high cost and long lead times required to develop the most complex projects, particularly deepwater and oil sands projects, is leading to a slowdown in the sanctioning of new developments in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. The competitive environment, therefore, is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. We may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition. See Item 4.B. “Information on the Company – Business Overview – Competition.”

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could lead to production cutbacks at our facilities in Argentina. Similarly, in Mexico, existing constraints in natural gas transportation capacity have led to increased imports of natural gas liquids which, since 2013, resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.” At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

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

For example, we have significant manufacturing operations and assets located in Argentina and a significant portion of our sales are made in Argentina. Our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments in Argentina, including the following:

•	Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

•	Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results.

•	The Argentine government has increased taxes on our operations in Argentina through several methods. For example, the Argentine government does not accept adjustments for inflation for tax purposes, thus resulting in the taxation of inflationary gains. In addition, in September 2013, the Argentine government enacted a new 10% withholding tax on dividend distributions. Although such tax was eliminated in July 2016, if the Argentine government continues to increase the tax burden on our operations, our results of operation and financial condition could be adversely affected.

•	Restrictions on the supply of energy to our operations in Argentina could curtail our production and adversely affect our results of operations. There has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. Over the course of the last several years, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and low prices in comparison with alternative fuel sources. This in turn has resulted in shortages of natural gas and electricity to residential and industrial users during periods of high demand. For example, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. If demand for natural gas and electricity increases and a matching increase in natural gas and electricity supply and transport capacity fails to materialize on a timely basis, our production in Argentina (or that of our main customers and suppliers), could be curtailed, and our sales and revenues could decline. Although we have taken and are taking measures to limit the effect of supply restrictions on our operations in Argentina, and the Argentine government is making efforts to increase the energy supply in the country, such efforts might not be sufficient to avoid an adverse impact on our production in Argentina and we might not be able to limit the effect of future supply restrictions. In addition, it is possible that we could also face increased costs when using alternative sources of energy.

•	In the past, the Argentine government and the Argentine Central Bank introduced several rules and regulations to reduce volatility in the U.S. Dollar/Argentine Peso, or ARS, exchange rate, and implemented restrictions on capital inflows into Argentina and capital outflows from Argentina. Although most restrictions were lifted in the course of 2016 and the first quarter of 2017, following a change in administration, such controls could be reestablished, or additional restrictions of that kind could be imposed in the future and could expose us to the risk of losses arising from fluctuations in the exchange rate of the ARS or adversely affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside Argentina funds generated by Argentine subsidiaries, for example, to fund the payment of dividends, pay royalties or undertake investments or other activities that require offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina.”

•	In recent years, the Argentine government has imposed export taxes on certain activities, mainly in connection to oil, gas and other commodities. Although most of these taxes were lifted in December 2015, if the Argentine government were to reinstate such export taxes or impose export restrictions concerning our activities, our business and operations in Argentina could be adversely affected.

•	In the past, the Argentine government implemented significant import restrictions that, if reinstated, may affect the availability of key inputs for our operations in Argentina. Although most restrictions were lifted in December 2015, such import restrictions, if reinstated, could delay imports and as a result, adversely affect our business, operations and growth projects in Argentina. In addition, they could affect our exports from Argentina, considering that foreign countries could adopt and implement counter-trade measures.

We currently have the following exposure to political and economic developments in Venezuela:

•	We have been present in the Venezuelan OCTG market for many years and we maintain ongoing business relationships with Petróleos de Venezuela, or PDVSA, and the joint venture operators in the oil and gas sector. Since 2010, our sales in Venezuela have been negatively affected as PDVSA delayed payments to suppliers. While we maintain reserves for potential credit losses and analyze trade account receivables on a regular basis, our revenues, profitability and financial condition could be adversely affected by Venezuela’s political and economic environment.

•

In 2009, Venezuela nationalized our investments in, and assumed exclusive operation control over the assets of, Tubos de Acero de Venezuela S.A. or Tavsa, Matesi Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union. The Company and its wholly-owned subsidiary Talta-Trading e Marketing

Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, seeking adequate and effective compensation for the expropriation of their investments in Matesi, Tavsa and Comsigua. On January 29, 2016, the tribunal released its award for the expropriation of our investment in Matesi, granted compensation in the amount of $87 million for the breaches, and ordered Venezuela to pay an additional amount of $86 million in pre-award interest, aggregating to a total award of $173 million, payable in full and net of any applicable Venezuelan tax, duty or charge. Similarly, on December 12, 2016, the tribunal issued its award for the expropriation of our investments in Tavsa and Comsigua, granting compensation in the amount of $137 million and ordering Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted $76 million. Venezuela has requested the annullment of both awards as well as the stay of enforcement of the awards in accordance with the ICSID Convention and Arbitration Rules, and some of these requests are pending. Given the current economic and political situation of Venezuela, we can give no assurance that the Venezuelan government will honor the award for the expropriation of our investments in Matesi nor agree to pay a fair and adequate compensation for our interest in Tavsa and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements included in this annual report.

In Mexico, amendments to applicable law and regulations may materially and adversely affect our business. For example, in 2014 a comprehensive tax reform became effective in Mexico, which, among other things, introduced a general 10% withholding tax on dividend distributions based upon earnings accrued after January 1, 2014. Any additional changes to Mexican legislation could adversely impact our results of operations. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. Since 2011, organized criminal activity and violent incidents have remained high and have spread to new regions of the country. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them. Furthermore, the Mexican national economy tends to reflect changes in the economic and political environment in the United States, and uncertainties related to tax reform in the United States, including the possible introduction of a border adjustment tax, or changes to the terms of the North American Free Trade Agreement, or NAFTA, both of which have been recently discussed by the U.S. government, could adversely affect the investment climate and economic activity in Mexico and/or in the United States and impact our results of operations and net results.

In Brazil, our sales may also be affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras S.A., or Petrobras, a state-run oil company. We have a longstanding business relationship with Petrobras, whom we supply with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. Given our business relationship with Petrobras, our sales and profitability in Brazil could be affected by operational and financial issues at Petrobras. Demand for line pipe products used offshore in Brazil decreased to a virtual halt in the first half of 2016. Our profitability in the Brazilian market may fluctuate significantly in future years depending on our success in securing large supply contracts and on other factors, including the cancellation or postponement of specific projects due to changes in governmental policies, and any adverse economic, political or social developments in Brazil.

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

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, we are building a new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, we may also acquire, as part of future acquisitions, assets unrelated to our business, and we may not be able to integrate them or sell them under favorable terms and conditions.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2016 we had $1,293 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($229 million). As of December 31, 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the United States. Additionally, as of December 31, 2015 we also recorded a $29 million impairment on the carrying value of our investment in Usiminas. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products in a number of countries throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk – Foreign Exchange Rate Risk.”

Related party transactions with companies controlled by San Faustin may not be on terms as favorable as could be obtained from unrelated and unaffiliated third parties.

A portion of our sales and purchases of goods and services are made to and from other companies controlled by San Faustin. These sales and purchases are primarily made in the ordinary course of business and we believe they are carried out on terms no less favorable than those we could obtain from unaffiliated third parties. We will continue to engage in related party transactions in the future, and these transactions may not be on terms as favorable as could be obtained from unaffiliated third parties. For information concerning our principal transactions with related parties, see Item 7.B. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

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

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional supply chain services, such as Rig DirectTM, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss. Similarly, our sales of tubes and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on the results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning limitations on payments of dividends, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

In addition, the Company’s ability to pay dividends to shareholders is subject to legal and other requirements and restrictions in effect at the holding company level. For example, the Company may only pay dividends out of net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law and regulations. See Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy.”

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

As of March 31, 2017, San Faustin beneficially owned 60.45% of our Shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve an issuance of Shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to Shares and ADSs – Holders of Shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

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

The Company is a société anonyme organized under the laws of Luxembourg, and most of its assets are located outside the United States. Furthermore, most of the Company’s directors and officers named in this annual report reside outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or our directors or officers or to enforce against us or them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against the Company, directors and officers. There is also uncertainty with regard to the enforceability of original actions in courts outside the United States of civil liabilities predicated upon the civil liability provisions of U.S. federal securities laws. Furthermore, the enforceability in courts outside the United States of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities law will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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

A. History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a société anonyme organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation, located at 2200 West Loop South, Suite 800, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia;

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production;

•	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities;

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry;

•	Ternium S.A., or Ternium, one of the leading steel producers of the Americas with production facilities in Latin America;

•	Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries;

•	Techgen S.A. de C.V., or Techgen, an electric power plant in Mexico; and

•	a sucker rod business, in Campina, Romania.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

For information on Tenaris’s principal capital expenditures and divestitures, see Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program.”

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record with respect to acquisitions of companies is described above (See “History and Development of the Company—Tenaris”). In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.8 billion. As of December 31, 2016, approximately $1.3 billion had already been invested and an additional $0.2 billion had been committed.

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol International S.A., or Tecpetrol, (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris’s and Ternium’s respective Mexican industrial facilities. The new power plant became fully operational during 2016. For more information on the new power plant, see note 12 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited consolidated financial statements included in this annual report. For more information on the Company’s commitments under the new power plant, see item 5.E. “Operating and Financial Review and Prospects – Off-Balance Sheet Arrangements.”

Enhancing our offer of technical and pipe management services - Rig DirectTM - and extending their global deployment

We continue to enhance our offer of technical and pipe management services, now called Rig Direct™ services, and extend their deployment worldwide. For many years, we have provided these services, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis in markets like Mexico and Argentina. Now, in response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, we have extended the deployment of our Rig Direct™ services throughout North America and in other markets around the world, such as the North Sea, Romania and Thailand. Through the provision of Rig Direct™ services, we seek to enable our customers to optimize their operations, reduce costs and working capital, to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Our Competitive Strengths

We believe our main competitive strengths include:

•	our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•	our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in most of the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.

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

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we manufacture tubular accessories such as sucker rods in Argentina, Brazil, Mexico, Romania, and we soon will commence production in the United States, where we have built a new facility. We produce couplings in, Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute or API, and premium joints in the United States, Canada, China, Denmark, Kazakhstan, Indonesia, Nigeria, the United Kingdom and Saudi Arabia. Additionally, we have just started to operate the finishing and heat treatment lines at the new greenfield seamless mill in Bay City, Texas.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2016	2015	2014
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	3,835	3,835	3,635
Actual Production	2,010	1,875	2,865
Tubes – Seamless
Effective Capacity (annual) (1)	3,680	3,820	3,790
Actual Production	1,735	1,780	2,940
Tubes – Welded
Effective Capacity (annual) (1)	2,620	2,620	2,620
Actual Production	305	633	908

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

Actual production of Tubes declined in 2015 and 2016, reflecting the decline in oil prices, and the resulting impact on drilling activity and on the demand for OCTG products. Additionally, effective annual production capacity at our Dalmine facility in Italy, was reduced by 140,000 tons, as our small diameter mill at that facility suspended operations and its finishing lines were disassembled.

Production Facilities – Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, three welded pipe manufacturing facilities and three threading plants in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and one threading plant in Canada.

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Petróleos Mexicanos S.A. de C.V., or Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,150,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, five-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a premium quality finishing, or PQF, technology mill (2 3/8 to 7 inches), including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	six finishing lines, including heat treatment lines, upsetting machines and threading and inspection equipment;

•	a cold-drawing mill; and

•	automotive components production machinery.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2016, are as follows:

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

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG, with an outside diameter range of 4 1/2 to 8 5/8 inches and has an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line. Since April 2015, Tenaris temporarily suspended operations at this mill, due to the record levels of unfairly traded imports of OCTG from South Korea and the sharp decline in the price of oil and consequential reduction in drilling activity.

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

Houston, Texas: In the Houston area we have the Texas Arai coupling manufacturing facility. Operations at Texas Arai were suspended in March 2016 due to the low price of oil, the continuing reduction in rig activity and the high level of inventory on the ground created mostly by unfairly traded imports of OCTG from South Korea. This facility remains idle as of the filing of this annual report and some of its equipment was disassembled and moved to other facilities.

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

In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.8 billion. As of December 31, 2016, approximately $1.3 billion had already been invested with an additional $0.2 billion being committed.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 3 1/2 to 9 7/8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. We use steel bars produced by Rio Tinto Fer et Titane, Inc., a Canadian producer of titanium dioxide and high purity iron, and by our integrated facilities in Romania, Italy, Mexico and Argentina. As the industry started to recover and inventory levels were reduced, we resumed production at this mill in November 2016.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3/8 to 12 3/4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons. We have temporarily suspended operations at this mill, due to the high levels of unfairly traded imports of OCTG and line pipe products and the sharp decline in the price of oil and consequential reduction in drilling activity. As the industry recovers and inventory levels are reduced, we expect to resume operations at this facility in the second half of 2017.

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

The Campana facility comprises:

•	a direct reduced iron, or DRI, production plant;

•	a steel shop with two production lines, each including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	two continuous mandrel mills, each including a rotary furnace, direct piercing equipment and a cooling bed and one of them also including a stretch reducing mill;

•	seven finishing lines, including heat treatment lines, upsetting machines, threading and inspection equipment and make-up facilities;

•	a cold-drawing mill; and

•	a port on the Paraná river for the supply of raw materials and the shipment of finished products.

In Argentina, we have a modern gas turbine power generation plant, located in San Nicolás, approximately 150 kilometers from Campana. The 160 megawatt capacity of this power generation plant together with a smaller thermo-electric power generating plant located within the Campana facility is sufficient to supply all of the electric power requirements of the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2016, are as follows:

Effective Annual Production Capacity (thousands of tons) (1)
DRI	960
Steel Shop
Continuous Casting I	530
Continuous Casting II	770
Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570
Cold-Drawing Mill	20

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and submerged arc welding, or SAW, rolling mills with one spiral line. The facility was originally opened in 1948 and processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons. The other welded facility is located at Villa Constitución in the province of Santa Fe. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 8 inches.

Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers from the city of São Paulo. The facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1/2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons. In addition to our welded pipe manufacturing facility, in September 2014, we acquired the remaining 50% of Socotherm Brasil S.A. (now known as Tenaris Coating do Brasil S.A.), or Socotherm, a pipe coating services company in which we already had a 50% ownership interest and that performed pipe coating services for us over the years. The pipe coating facility, located beside the Confab welded pipes mill in Pindamonhangaba, was previously managed in partnership by Tenaris and by an affiliate of ShawCor.

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

We have an additional greenfield and state-of-the-art finishing plant, on an area of 30 hectares, adjacent to the Tubocaribe facility. We invested $240 million to expand the finishing capacity by 130,000 tons through a new heat treatment plant for tubing and casing, a new casing finishing plant, a new ultrasound inspection line and a new threading line, including premium connections and a new coupling shop.

Ecuador

In Ecuador we have a small threading and finishing service center in Machachi. In 2015, Tenaris temporarily suspended operations at this service center due to the sharp decline in the price of oil and consequential reduction in drilling activity, and operations have not resumed as of the date of filing this annual report.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania and premium connection threading facilities in Denmark and the United Kingdom.

Italy

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine in the industrial area of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of approximately 650,000 tons of seamless steel pipes and 935,000 tons of steel bars.

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing, two continuous casters with their own cooling beds;

•	a continuous floating mandrel mill with two finishing lines whose operations have been suspended;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment; and

•	a rotary expander with a finishing line including a heat treatment.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2016, are as follows:

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

Effective annual production capacity at our Dalmine facility was reduced as our small diameter floating mandrel mill located therein, with a production capacity of 140,000 tons, suspended operations and its finishing lines were disassembled.

The Dalmine facility manufactures seamless steel pipes with an outside diameter range of 21 to 711 mm (0.75 to 28.00 inches), mainly from carbon, low alloy and high alloy steels for diverse applications. The Dalmine facility also manufactures steel bars for processing at our other facilities in Italy.

Our production facilities located in Italy have a collective annual production capacity of approximately 780,000 tons of seamless steel pipes. Aside from the main facility mentioned above, they include:

•	the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 380 mm (0.47 to 15 inches), mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of approximately 80,000 tons;

•	the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons; and

•	the Piombino facility, which covers an area of approximately 67 hectares and comprises a hot dip galvanizing line and associated finishing facilities. Production is focused on finishing of small diameter seamless pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 100,000 tons.

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

Romania

We have a seamless steel pipe manufacturing facility in Romania, located in the city of Zalau, near the Hungarian border, 480 kilometers from Bucharest. The Silcotub facility includes a continuous mandrel mill and has an annual production capacity of approximately 210,000 tons of seamless steel tubes, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 8 to 146 mm (0.314 to 5.74 inches). We also have a steelmaking facility in southern Romania, with an annual steelmaking capacity of 450,000 tons. Following investments to convert this capacity to the production of steel bars for seamless pipe production, this facility has been integrated into our Romanian and European operations and supplies steel bars to the Silcotub facility as well as to other rolling mills in our industrial system. The combined Romanian facilities comprise:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a continuous mandrel mill;

•	four finishing lines, including heat treatment lines, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop;

•	a cold-drawing plant with finishing area; and

•	automotive and hydraulic cylinders components’ production machinery.

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

Middle East and Africa

We have a threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of 120,000 tons.

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

Asia Pacific

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

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints. Additionally, in 2016 we opened a components facility for processing pipes for use in airbags for automotives.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $4,294 million in 2016, compared to $6,903 million in 2015 and $10,141 million in 2014. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations.”

The following table shows our net sales by business segment for the periods indicated therein:

	For the year ended December 31,
Millions of U.S. dollars	2016		2015		2014
Tubes	4,015	94%	6,444	93%	9,582	94%
Others	278	6%	459	7%	560	6%

Total	4,294	100%	6,903	100%	10,141	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2016		2015		2014
Tubes
- North America	1,265	31%	2,538	39%	4,609	48%
- South America	1,032	26%	1,858	29%	1,823	19%
- Europe	542	14%	695	11%	924	10%
- Middle East & Africa	1,041	26%	1,082	17%	1,817	19%
- Asia Pacific	136	3%	272	4%	408	4%

Total Tubes	4,015	100%	6,444	100%	9,582	100%

North America

Sales to customers in North America accounted for 31% of our sales of tubular products and services in 2016, compared to 39% in 2015 and 48% in 2014.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past year, we have extended our integrated product and service model, which we call Rig Direct™, throughout North America. Under Rig Direct™, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels and simplifying operational processes. We first introduced the Rig Direct™ model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis. At the end of 2016, we supplied more than half of our U.S. and Canadian customers for OCTG products with Rig Direct™ services.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and natural gas prices in that region. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and has risen significantly, from 5.6 million b/d in 2011 to 9.4 million b/d in 2015. Production of natural gas liquids, or NGLs, has also increased significantly in the past few years in North America. This rapid increase in production, however, contributed to an excess of supply in the global oil market and a consequent collapse in the price of oil, as other producers, notably Saudi Arabia, were unwilling to adjust their production levels to balance the market. Natural gas production has also increased in the United States in four of the last five years, resulting in a reduction in net imports of natural gas into the United States and prices maintaining levels significantly below natural gas prices in Asia and Europe. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves. The drop in oil prices since the second half of 2014, however, led to a drastic reduction in drilling activity throughout North America until the second half of 2016 when activity began to recover in the United States and Canada based on sharply lower production costs and an improvement in the outlook for oil prices following the decision by OPEC and other producers to cut production levels temporarily to facilitate market supply and demand rebalancing and reduce accumulated excess inventories.

Demand for, and our sales of, OCTG products in the United States and Canada plummeted in 2015 and 2016, to less than a quarter of the high level reached in 2014, affected by high inventory levels as well as collapsing drilling activity. Going into 2017, demand and sales are recovering strongly as drilling activity recovers and inventory levels have returned to more normal levels.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity recovered but, with the fall in oil prices, drilling activity has declined and major projects are being postponed.

Oil and gas drilling in Canada is subject to strong seasonality, with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the Mexican state-owned oil company, and one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex with Rig Direct™ services. In January 2012, we renewed our JIT agreement with Pemex for a five-year period. During December 2016 we extended the contract until June 2017 while we negotiate the renewal of the contract.

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

Following the decline in oil prices, drilling activity in Mexico and demand for our OCTG products has plummeted as the financial condition of Pemex has deteriorated and the impact of investments from the energy reform process in Mexico have yet to take effect. Drilling activity at Pemex is at historically low levels and recovery is not anticipated before 2018.

South America

Sales to customers in South America accounted for 26% of our sales of tubular products and services in 2016, compared to 29% in 2015 and 19% in 2014.

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

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements and Rig Direct™ services with local and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance under which we provide Rig Direct™ services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In spite of the drop in international oil prices, drilling activity was sustained for most of 2015 and 2016 before falling significantly at the end of the year, when drilling in the southern part of the country came to a halt. The change in the Argentine government that occurred in December 2015 is resulting in significant changes in domestic energy policies, including the gradual normalization of domestic gas and energy prices. The new policies are likely to encourage investment in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves. However, the gradual liberalization of policies has resulted in a reduction in drilling activity in some of the more mature plays where the costs of maintaining production levels are high.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Consumption of OCTG products in Brazil has fallen in the past three years, and is expected to stabilize at the current low level in 2017, as Petrobras continues to reduce its investments in response to budgetary constraints, concentrating on developing its most productive reserves in the pre-salt fields and halting other investments. Demand for line pipe for pipeline projects has declined to very low levels with only one major project implemented in the past three years. Due to the lack of activity elsewhere in Brazil, our sales in the local market are currently concentrated on large diameter conductor and surface casing with connectors for the pre-salt and other offshore developments.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of Tubocaribe, a welded pipe manufacturing facility located in Cartagena. Although the market grew rapidly when oil prices were high as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment, drilling activity in Colombia has been deeply affected by the collapse in oil prices and fell to a very low level in 2016. However, activity has started to recover in 2017 in response to the increase in oil prices. Our principal customer in Colombia is Ecopetrol S.A., which we supply with Rig Direct™ services. We have recently strengthened our industrial position in Colombia through investing in the installation of modern heat treatment, pipe threading and processing facilities which enables us to serve this market with more local industrial content and our customers with more efficient Rig Direct™ services.

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

Europe

Sales to customers in Europe accounted for 14% of our sales of tubular products and services in 2016, compared to 11% in 2015 and 10% in 2014.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in most of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries and for HPI and power generation projects in Italy and the rest of Europe over the past three years have been affected by lower prices reflecting increased competitive pressures, but volumes have been relatively stable.

In Europe, we also have significant sales to the oil and gas sector, which has grown in recent years, with exploration activity taking place in new areas such as unconventional shale plays in Eastern Europe and offshore drilling in the Black Sea, the Eastern Mediterranean and the Barents Sea, together with ongoing investment in the more traditional areas of the North Sea, Romania, Turkey and Russia. Demand from these markets is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in these areas. In addition, U.S. and European sanctions are affecting demand for our premium pipe products in Russia and limited exploration success in unconventional shale plays in Eastern Europe has led international operators to cut back on their investments in this area.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 26% of our sales of tubular products and services in 2016, compared to 17% in 2015 and 19% in 2014.

Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They have also maintained and, in some cases, increased investments to offset decline and add oil production capacity. In Africa, international oil companies increased investments in exploration and production in offshore projects in 2012 and 2013 but began to postpone or reduce their investment commitments in 2014 due to the high cost of offshore project developments and a lower success rate in exploration activity. Since 2015, following the oil price collapse, exploration activity has been sharply cut back and major project commitments have been postponed. The effect on demand has been compounded by the high inventory levels held in the region.

In the past three years, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in recent years, U.S. and E.U. sanctions have affected production and exports in Iran.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in the region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements. For example, Saudi Aramco, after purchasing pipes in excess of its consumption requirements in 2013 and the first half of 2014, subsequently substantially reduced purchases during the second half of 2014 and throughout 2015, notwithstanding increased drilling activity, as it reduced inventory levels.

Over the past two years, our sales in the region have been affected by the lack of offshore exploration and development activity in Africa and the impact of increased competitive pressures on prices. In the Middle East, consumption of OCTG products has increased moderately over the past three years but inventory adjustments impacted demand for these products in 2015.

Asia Pacific

Sales to customers in the Asia Pacific accounted for 3% of our sales of tubular products and services in 2016, compared to 4% in 2015 and 4% in 2014.

We have a significant presence in the region with local production facilities in Indonesia, China and Japan and, in recent years, we have established service centers in Australia and Thailand.

Sales to Indonesia and other markets in South East Asia and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity. The collapse in the price of oil has deeply affected drilling activity and our sales throughout the region, where drilling is mainly onshore. In 2016, however, we won a significant long-term agreement to provide pipes with Rig Direct™ services in Thailand which will establish us as a leading supplier in that country over the next years.

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Over the past three years, China has significantly reduced its imports of OCTG products as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automotives.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity.

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements. In January 2017, we sold our electrical conduit pipes business in the United States. Net sales of other products and services decreased 39% in 2016 compared to 2015, mainly due to lower sales of sucker rods and coiled tubes.

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

The production of steel pipe products following the stringent requirements of major oil and gas companies requires the development of specific skills and significant investments in manufacturing facilities. By contrast, steel pipe products for standard applications can be produced in most seamless pipe mills worldwide and sometimes compete with welded pipe products for such applications including OCTG applications. Welded pipe, however, is not generally considered a satisfactory substitute for seamless steel pipe in high-pressure or high-stress applications.

In recent years, substantial investments have been made, especially in China, to increase production capacity of seamless steel pipe products. Capacity for the production of more specialized product grades has also increased. With the recent downturn in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec, a French company, has mills in Brazil, China, France, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership with Nippon Steel & Sumitomo Metal Corporation, or NSSMC. Prior to the recent collapse in oil prices, Vallourec increased its production capacity through building a new mill in Brazil jointly with NSSMC, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, it has reinforced its positioning in the United States through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company, or Tianda, under which it distributes products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology.

•	NSSMC and JFE (the seamless pipe business of the former Kawasaki Steel) together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. On September 27, 2002, Kawasaki Steel and NKK, our partner in NKKTubes, consummated a business combination and merger, through which they became subsidiaries of JFE. JFE continues to operate the former Kawasaki Steel’s seamless steel pipe business in competition with NKKTubes. In recent years, NSSMC has increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and has further strengthened its ties with Vallourec through participating in Vallourec’s capital increase and combining their respective Brazilian operations.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Also in recent years, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, announced in 2009 its intention to build a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•

The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, who is constructing a mill, Boomerang LLC, a company formed by a former Maverick executive, which opened a welded pipe mill in Liberty, Texas, in 2010, and Benteler, a European seamless pipe producer, which has built a new seamless pipe mill in Louisiana, which opened in September 2015. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market, and in 2016, Tubos Reunidos S.A. opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by Rig Direct™ services, as discussed above.

Capital Expenditure Program

During 2016, our capital expenditures, including investments at our plants and investments in information systems, amounted to $787 million, compared to $1,132 million in 2015 and $1,089 million in 2014. Of these capital expenditures, investment at our plants amounted to $757 million in 2016, compared to $1,066 million in 2015 and $1,008 million in 2014.

In 2016, in addition to capacity expansion in the United States, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines and investments at our R&D centers. The major highlights of our capital spending program during 2016 included:

•	continued construction of our new greenfield seamless facility in Bay City, Texas, in the United States;

•	completion of a new facility for the production of sucker rods in Conroe, Texas, in the United States;

•	completion of new premium threading lines in Kazakhstan;

•	continued construction of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	construction of an airbag finishing facility in China;

•	construction of a new coupling facility in Colombia;

•	completed the new heat treatment and finishing lines for seamless OCTG in Colombia;

•	created logistic yards in Argentina and the United States;

•	completion of a school rig for training on field services in Veracruz, Mexico;

•	completion of a new central laboratory and sample preparation at our Hickman facility in Arkansas, in the United States; and

•	completed the expansion of the steel shop continuous casting line at our Veracruz facility in Mexico.

Capital expenditures in 2017 are expected to be lower than the level reached in 2016, even when accounting for the continuous investments at the greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017 within a budget of approximately $1.8 billion. As of December 31, 2016, approximately $1.3 billion had already been invested and an additional $0.2 billion had been committed.

In addition to the capacity expansion in the United States, we expect our investments during 2017 to be spread among our global industrial system, in line with what already occurred during 2016. These investments will mainly aim at enhancing product differentiation, increasing local finishing capabilities, improving the efficiency of our process, enhancing plant’s safety and minimizing environmental impact, as well as increasing the infrastructure for training. Major projects for 2017 include:

•	expansion of production capacity of cold drawn pipes and in the auto-components center in Veracruz, Mexico;

•	new scrap processing equipment in Veracruz, Mexico;

•	improvement of fumes exhaust systems at the steel shops in Veracruz, Mexico and Campana, Argentina;

•	increase coupling production capacity in Veracruz, Mexico and Campana, Argentina;

•	new automated coating & finishing line for couplings in Veracruz, Mexico;

•	completion of the new facility for the production of sucker rods in the United States;

•	continuing expansion of the North America yard network;

•	expansion of heat treatment capacity at Dalmine mill in Italy;

•	debottlenecking of the steel shop in Calarasi, Romania; and

•	construction of a water treatment plant at our Campana facility in Argentina.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $29 million in 2016, compared to $65 million in 2015 and $80 million in 2014.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 15%, with direct energy accounting for approximately 5%.

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.” The costs of steelmaking raw materials and of steel coils and plates increased during 2016 with high levels of volatility.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Overall costs for these materials declined slightly in 2016, following the political and economic turmoil in Turkey, the world’s largest scrap importer. However, beginning of 2016, scrap prices experienced some recovery from the minimum values reached in late 2015, reached a peak in May 2016 and then declined in the second half of 2016. As a reference, prices for Scrap Shredded FAS U.S. East Coast, published by CRU, averaged $230 per ton in 2015 and $218 per ton in 2016.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina is close to 1 million tons, although in 2016 consumption was significantly lower due to the reduction in steel production and temporary mill shut down. Iron ore is supplied from Brazil primarily by Vale S.A. Prices showed highly volatility during 2016 and reached a high point towards the end of the year, following the upward trend of the steel prices. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $56 per metric ton in 2015 and $58 per metric ton in 2016, reaching $80 per metric ton at December 2016.

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

In Canada, we purchase these materials from Rio Tinto Fer et Titane, Inc., a Canadian producer of titanium dioxide and high purity iron. We also use steel bars produced in our integrated facilities in Romania, Italy, Mexico and Argentina for the remainder of our round steel bar requirements.

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

Steel coil market prices increased in 2016. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $506 per ton in 2015 and $571 per ton in 2016, reaching $695 per ton in March 2017.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel and ArcelorMittal. Our principal supplier in the United States is Nucor Steel, which has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, in May 2013 we entered into a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2017. In December 2014 we reached an agreement with Nucor that temporarily allows us to purchase only the steel volumes that we need.

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

In order to supply our Mexican operations with energy, we have entered into certain arrangements to build and operate a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The power plant, operated by Techgen, a Mexican company in which Ternium owns a 48% interest, Tecpetrol owns a 30% interest and Tenaris owns a 22% interest, became fully operational during 2016. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

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

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2018. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for interruptible transportation capacity currently corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we have a supply contract with Gasban that will be in force until April 2019.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. While in the last few years energy costs showed an upward trend, in 2015 and 2016 costs declined following the collapse in oil prices. However, energy costs in Argentina did not decline and over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last years driven by increased local demand, changes in governmental policies and higher gas prices. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

Ferroalloys

For each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially, within a short period. Our average costs of ferroalloys decreased in 2016 compared to 2015. However, a rebound was experienced in some ferroalloys and base metals prices by the end of year 2016 compared to 2015.

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

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Ilha do Fundao, Rio de Janeiro, Brazil, at Veracruz in Mexico, at Dalmine in Italy and at the product testing facilities of NKKTubes in Japan. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

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

We seek to protect our innovation and trade secrets, through the use of patents, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $69 million for R&D in 2016, compared to $89 million in 2015 and $107 million in 2014.

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

Previous pending payments:

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR0.75 million (approximately $0.8 million) for products delivered to NIDC in prior years. As of December 31, 2016, an outstanding balance of EUR0.172 million (approximately $0.184 million) is still due to TGS. In addition, as of December 31, 2016, TGS has not yet fully performed its obligation to allow technical visits to Tenaris’s mills by NIDC experts at TGS’s cost. Tenaris expects to fulfill these pending obligations and collect all or part of the outstanding amounts during 2017.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2016, a balance of AED0.862 million (approximately $0.2 million) was owed to Tenaris. Tenaris expects to collect all or part of the outstanding amounts during 2017.

Tenaris recorded no sales revenue or profit in 2016 related to the activities described above.

2016 transactions and related activities:

Following the partial lifting and suspension of several international sanctions and restrictions against Iran in mid-January 2016 (in particular, the lifting of most U.S. secondary sanctions against such country under the Joint Comprehensive Plan of Action or ‘JCPOA’ entered into by the P5+1 and the Islamic Republic of Iran), Tenaris’s non-U.S. affiliates considered commercial opportunities in Iran during the year ended December 31, 2016 and engaged in certain transactions or dealings involving Iran or nationals of such country (as more particularly described below). Tenaris intends to continue exploring commercial opportunities in Iran in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•	In 2016, TGS participated in several tenders issued by the National Iranian Oil Company, or NIOC, and its subsidiaries for the supply of OCTG Casing, Tubing and Accessories for oil and gas projects in Iran. Moreover, during 2016 TGS and other non-U.S. affiliates of Tenaris have issued offers to NIOC and other Iranian companies for the provision of goods and/or services. Except as otherwise specified below, none of such tenders or offers were accepted as of December 31, 2016. Tenaris intends to continue participating in tenders and issuing offers to NIOC, its subsidiaries or other Iranian companies through TGS or other of its non-U.S. affiliates, in compliance with applicable law.

•	In October 2016, TGS entered into an agreement for the provision of technical field service assistance to Petropars Ltd, or Petropars, for its project located in the Salman gas field in Iran, for a total value of EUR0.039 million (approximately $0.041 million). Tenaris has been informed that Petropars operates the Salman project pursuant to a service contract with Iranian Offshore Oil Company, a subsidiary of NIOC. All services required to be performed by Tenaris for the benefit of Petropars were completed during October 2016. As of December 31, 2016, the payment amount has not yet been collected. TGS intends to collect all or part of the outstanding amounts during 2017.

•	In May 2016, TGS was awarded by Toos Payvand Co., a Tehran-based company, a spot purchase order for carbon steel pipes for the Isfahan Refinery project, for a total value of EUR3.5 million (approximately $3.71 million). As of December 31, 2016, certain amounts were pending collection. TGS intends to collect all or part of the outstanding amounts and to continue performing its obligations under this contract during 2017.

•	In December 2016, TGS entered into a distribution agreement with Petrochemical Transportation Engineering Company, or PTEC, a private Iranian company, for pipes used in downstream activities, such as refineries, petrochemical and gas processing. On December 21, 2016, PTEC placed one purchase order for a total value of EUR2.2 million (approximately $2.3 million). Tenaris made no shipments and recorded no revenues in connection with this agreement for the year ended December 31, 2016. TGS intends to fulfill its obligations and collect all or part of the outstanding amounts during 2017.

•	During the course of the year ended December 31, 2016, TGS entered into several confidentiality agreements for the purpose of sharing information with potential Iranian business partners, some of which were companies controlled by the Government of Iran, with the aim of exploring commercial opportunities relating to the supply of goods and services to NIOC or its subsidiaries. No revenues were attributable to these activities. TGS intends to continue to explore commercial opportunities with such potential Iranian business partners in compliance with applicable law.

•	In June 2016, TGS entered into an Agency Agreement, expiring on June 12, 2017, with Industrials SGC Ltd., or SGC, (a U.K.-based company) for the purposes of promoting and marketing certain products manufactured by non-U.S. affiliates of Tenaris in the territory of Iran. As of December 31, 2016, no revenues or net profits were attributable to the Agency Agreement. TGS intends to continue promoting and marketing Tenaris products in Iran under the Agency Agreement with SGC.

•	During 2016, certain non-U.S. employees of some non-U.S. affiliates of Tenaris visited Iran in order to discuss potential commercial opportunities with Iranian public and private entities. Moreover, during May 2016, certain of the above-referred employees attended trade shows in Iran. These included an oil & gas industry trade show (the Iran Oil Show) organized by NIOC and a conference (“Iran Pipe & Tube”) organized by Metal Bulletin, at which a technical presentation was given on behalf of a non-U.S. affiliate of Tenaris. No fees were paid to NIOC or other Iranian state-owned companies in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Certain of Tenaris’s non-U.S. affiliates intend to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

Tenaris’s total sales revenue for 2016 with regard to the foregoing transactions amounted to approximately $1.5 million. The estimated net profits from such transactions, after internal cost allocation and taxes, were in the range of $0.3 million.

Tenaris believes that its activities concerning Iran do not violate any U.S. or foreign law, and has procedures in place designed to ensure that such activities comply with all applicable U.S. and foreign laws.

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

In response to our inquiry, Tenova informed us that:

•	During 2016, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material handling industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran. Tenova or its subsidiaries also issued offers to Iranian counterparties, none of which were accepted as of December 31, 2016. Moreover, certain employees of Tenova visited Iran during 2016 in order to discuss prospective commercial opportunities with potential Iranian business partners.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, or Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, nor were any such activities performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	All of these sales and activities, when required by applicable E.U. regulations, were authorized by the Comitato di Sicurezza Finanziaria - CSF, an Italian governmental committee established pursuant to Italian Decree n. 369 of October 12, 2001 (as amended by Italian Law n. 431 of December 14, 2001) under the supervision of the Italian Ministry of Economy.

•	Tenova’s Iran-related contracts that were signed before 2016, are still currently being performed; any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2016 with regard to the foregoing transactions amounted to $14.7 million, compared to $25 million in 2015. Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $4 million.

C. Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2016, 2015 and 2014.

			Percentage of ownership
Company	Country of Organization	Main activity	2016	2015	2014
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A.	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	99%	99%
EXIROS B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION	USA	Manufacturing of welded steel pipes	100%	100%	100%
METALMECANICA S.A.	Argentina	Manufacturing of sucker rods	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS COILED TUBES LLC (and predecessors)	USA	Manufacturing of coiled tubing	100%	100%	100%
TENARIS CONNECTIONS B.V.	Netherlands	Ownership and licensing of technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, one of the leading steel producers of the Americas with production facilities in Latin America. Ternium is a Luxembourg company controlled by San Faustin and its securities are listed on the New York Stock Exchange, or NYSE. As of March 31, 2017, the Company held 11.46% of Ternium’s share capital (including treasury shares).

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

Usiminas

On January 16, 2012, Confab acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

This acquisition was part of a larger transaction pursuant to which Confab and Ternium and certain of Ternium’s subsidiaries joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, Confab and Ternium and certain of Ternium’s subsidiaries entered into an amended and restated Usiminas shareholders’ agreement with NSSMC, Mitsubishi, Metal One and Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group.

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares and 11.5 million ordinary shares. The preferred and ordinary shares were issued in June and July 2016, respectively. Consequently, as of December 31, 2016 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.2% of Usiminas’ total voting capital and 3.1% of Usiminas’ total share capital. Of these, 25.0 million ordinary shares are subject to the Usiminas shareholders’ agreement, the remaining 12.8 million shares are not subject to the shareholders’ agreement.

Following the capital increase described above, Usiminas’ control group, holds 541.7 million ordinary shares representing approximately 76.8% of Usiminas’ voting capital. Of these, 322.7 million ordinary shares are subject to the Usiminas shareholders’ agreement, and 219.0 million ordinary shares are not subject to the shareholders agreement, although during the term of the shareholders’ agreement all members of Usiminas’ control group are required to vote such shares in accordance with the control group’s decisions.

The rights and obligations of Confab and Ternium and its subsidiaries within the Ternium/Tenaris Group are governed under a separate shareholders’ agreement.

Techgen

Techgen is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) and 22% by Tenaris. Techgen built a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The plant became fully operational in December 2016 producing and providing energy to Tenaris’s and Ternium’s Mexican facilities.

D. Property, Plants and Equipment

For a description of our property, plants and equipment, please see B. “– Business Overview – Production Process and Facilities” and “– Business Overview – Capital Expenditure Program.”

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

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in Item 3.D. “Key Information – Risk Factors”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

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

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, then rose to above $50 per barrel at the end of 2016. Such price increase was mainly due to an agreement between OPEC and some non-OPEC countries to cut production in order to accelerate the rebalancing of supply and demand and to reduce excess inventory levels. Natural gas prices (Henry Hub) have also fallen from $4.6 per million BTU in June 2014 to less than $2 per million BTU at the beginning of 2016 and recovered to levels above $3 per million BTU at the end of 2016.

In 2016, worldwide drilling activity declined 32% compared to the level of 2015. In the United States the rig count in 2016 declined by 48%. In May 2016, approximately 400 rigs were active; however, a subsequent increase in activity resulted in more than 700 active rigs at the beginning of 2017. When compared to 2015, in Canada the rig count in 2016 declined by 34%, while in the rest of the world, it declined by 18%.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. However, as a result of the decline in oil prices in 2015 and for much of 2016, the level of investment by oil and gas companies in such complex projects decreased, as some of these projects were cancelled or postponed.

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

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. For example, in the United States, South Korean welded pipe producers have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices.

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

The costs of steelmaking raw materials and of steel coils and plates increased during 2016. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $571 per ton in 2016 and $506 per ton in 2015, with an increase of more than 50% between the beginning and the end of 2016.

Sale of North American Electric Conduit Business to Nucor

On January 20, 2017, we collected $328 million from the sale of our steel electric conduit business in North America, known as Republic Conduit. The after tax gain from this sale amounted to $90 million and was recorded in the first quarter of 2017. As of December 31, 2016 the conduit business was classified as a discontinued operation.

Summary of results

In 2016, our net sales declined 38% compared to 2015, affected by continued adverse market conditions. Sales of Tubes were down 38%, reflecting lower drilling activity in North and South America and in offshore regions worldwide, declines in selling prices and the completion of shipments for pipeline projects in Brazil and Argentina after the first quarter of the year. EBITDA declined 51% year on year, reflecting lower sales and a reduction in gross margins on lower average selling prices and lower absorption of fixed costs. Net income amounted to a gain of $59 million in 2016 compared to a loss of $74 million in 2015, which included an impairment charge of $400 million.

In spite of capital expenditures of $787 million, mainly related to the construction of our greenfield project in Bay City, we reached a positive free cash flow of $77 million in 2016. After dividend payments of $508 million, our net cash position reached $1.4 billion at December 31, 2016, compared with $1.8 billion at December 31, 2015.

Outlook

As we enter 2017, a rapid recovery is taking place in shale drilling activity in the United States and Canada, as oil and gas companies increase investment following two consecutive years of declining expenditures. The recovery is supported by oil prices of around $50/bbl and natural gas prices (Henry Hub) of around $3 per million BTU, drilling efficiencies and the relatively low cost of drilling materials, equipment and services. In addition, the late 2016 agreement between OPEC and some non-OPEC countries to cut production to accelerate the rebalancing of supply and demand and reduce excess inventory levels has reinforced confidence that the current level of oil prices can be sustained.

In the rest of the world, exploration and production spending plans are more subdued. In offshore areas, operators have begun to move forward with selected projects but the overall level of spending is expected to decline for a third successive year as the previous backlog of investments sanctioned prior to 2015 are completed. Onshore spending is expected to be more stable and can be expected to recover in regions such as Colombia.

We expect our sales to rise steadily through the year based on higher demand from Rig Direct™ customers in North America and a strong backlog of orders for the Eastern Hemisphere. Although prices have begun to rise in North America, increases in our average selling prices will be held back by the prices fixed in our Eastern Hemisphere backlog. Our EBITDA should rise through the year with margins improving in the second half as a result of better absorption of fixed costs.

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

The preparation of these audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

In 2015 and following the conclusion of discussions with the SEC Staff regarding their comments related to the carrying value of our investment in Usiminas under IFRS as of September 30, 2014 and subsequent periods, the Company re-evaluated and revised the assumptions used to calculate the carrying value of the Usiminas investment at September 30, 2014 and wrote down its investment in Usiminas by $161.2 million in 2014.

Additionally, Usiminas’ financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, KPMG, Usiminas’ external auditors, included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern” as a result of the risk of not achieving an action plan defined by Usiminas’ management to equalize its financial obligations with cash generation. Consequently, Tenaris, considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by $29 million.

See note 12 “Investments in non-consolidated companies – b) Usiminas S.A.”, to our audited consolidated financial statements included in this annual report. For more information on the investment in Usiminas, see “Item 4. Information on the Company—C. Organizational Structure and Subsidiaries—Other Investments—Usiminas.”

Reassessment of Plant and Equipment Asset Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated), is done using the straight-line method, to depreciate the cost of the asset to its residual value over its estimated useful life. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS No. 16, Property, Plant and Equipment, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 (“Property, plant and equipment”) did not materially affect depreciation expense for 2016. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups. Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril. In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick’s acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years. As of December 2016 the residual values of Maverick and Hydril customer relationships amount to $308 million and $17 million and the residual useful lives are 4 years and 1 year respectively.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2016	2015	2014
Selected consolidated income statement data
Continuing operations
Net sales	4,293,592	6,903,123	10,141,459
Cost of sales	(3,165,684)	(4,747,760)	(6,140,415)

Gross profit	1,127,908	2,155,363	4,001,044
Selling, general and administrative expenses	(1,196,929)	(1,593,597)	(1,932,778)
Other operating income (expenses), net (1)	9,964	(395,971)	(187,734)

Operating (loss) income	(59,057)	165,795	1,880,532
Finance income	66,204	34,574	38,211
Finance cost	(22,329)	(23,058)	(44,388)
Other financial results	(21,921)	3,076	39,575

(Loss) income before equity in earnings (losses) of non-consolidated companies and income tax	(37,103)	180,387	1,913,930
Equity in earnings (losses) of non-consolidated companies (2)	71,533	(39,558)	(164,616)

Income before income tax	34,430	140,829	1,749,314
Income tax	(17,102)	(234,384)	(580,431)

Income (loss) for the year for continuing operations	17,328	(93,555)	1,168,883
Discontinued operations
Result for discontinued operations	41,411	19,130	12,293

Income (loss) for the year (3)	58,739	(74,425)	1,181,176

Income (loss) attributable to (3):
Owners of the parent	55,298	(80,162)	1,158,517
Non-controlling interests	3,441	5,737	22,659

Income (loss) for the year (3)	58,739	(74,425)	1,181,176

Depreciation and amortization for continuing operations	(657,109)	(653,313)	(609,647)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.01	(0.08)	0.97
Basic and diluted earnings (losses) per share	0.05	(0.07)	0.98
Dividends per share (4)	0.41	0.45	0.45

(1)	Other operating income (expenses), net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(2)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015 and $161 million in 2014.
(3)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(4)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2016	2015	2014
Selected consolidated financial position data
Current assets	4,817,154	5,743,031	7,396,322
Property, plant and equipment, net	6,001,939	5,672,258	5,159,557
Other non-current assets	3,032,765	3,471,685	3,954,799
Assets of disposal group classified as held for sale	151,417	—	—

Total assets	14,003,275	14,886,974	16,510,678

Current liabilities	1,713,036	1,754,775	2,602,829
Non-current borrowings	31,542	223,221	30,833
Deferred tax liabilities	550,657	750,325	714,123
Other non-current liabilities	276,874	292,597	356,579
Liabilities of disposal group classified as held for sale	18,094	—	—

Total liabilities	2,590,203	3,020,918	3,704,364
Capital and reserves attributable to the owners of the parent	11,287,417	11,713,344	12,654,114
Non-controlling interests	125,655	152,712	152,200

Total equity	11,413,072	11,866,056	12,806,314

Total liabilities and equity	14,003,275	14,886,974	16,510,678

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2016	2015	2014
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(73.7)	(68.8)	(60.5)

Gross profit	26.3	31.2	39.5
Selling, general and administrative expenses	(27.9)	(23.1)	(19.1)
Other operating income (expenses), net	0.2	(5.7)	(1.9)

Operating (loss) income	(1.4)	2.4	18.5
Finance income	1.5	0.5	0.4
Finance cost	(0.5)	(0.3)	(0.4)
Other financial results	(0.5)	0.0	0.4

(Loss) income before equity in earnings (losses) of non-consolidated companies and income tax	(0.9)	2.6	18.9
Equity in earnings (losses) of non-consolidated companies	1.7	(0.6)	(1.6)

Income before income tax	0.8	2.0	17.2
Income tax	(0.4)	(3.4)	(5.7)

Income (loss) for the year for continuing operations	0.4	(1.4)	11.5
Discontinued operations
Result for discontinued operations	1.0	0.3	0.1

Income (loss) for the year	1.4	(1.1)	11.6

Income (loss) attributable to:
Owners of the parent	1.3	(1.2)	11.4
Non-controlling interests	0.1	0.1	0.2

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2016		2015
Tubes	4,015	94%	6,444	93%	(38%)
Others	278	6%	459	7%	(39%)

Total	4,294	100%	6,903	100%	(38%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2016	2015
Seamless	1,635	2,028	(19%)
Welded	355	605	(41%)

Total	1,990	2,633	(24%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2016	2015
Net sales
- North America	1,265	2,538	(50%)
- South America	1,032	1,858	(44%)
- Europe	542	695	(22%)
- Middle East & Africa	1,041	1,082	(4%)
- Asia Pacific	136	272	(50%)

Total net sales	4,015	6,444	(38%)
Operating (loss) income (1)	(71)	138	(152%)
Operating (loss) income (% of sales)	(1.8%)	2.1%

(1)	Tubes operating income includes severance charges of $67 million in 2016 and $164 million in 2015. Additionally, Tubes operating income in 2015 also includes an impairment charge of $400 million on our welded pipe operations in the United States.

Net sales of tubular products and services decreased 38% to $4,015 million in 2016, compared to $6,444 million in 2015, reflecting a 24% decline in volumes and an 18% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices, inventory adjustments and price declines, together with a decline of shipments to line pipe projects in South America. In North America, our sales decreased 50%, due to the downturn in activity, inventory adjustments and lower prices. In South America, sales declined 44% due to the downturn in drilling activity in Argentina and Colombia, price declines and the lack of shipments to line pipe projects in Argentina and Brazil following the first quarter sales. In Europe, sales declined 22% due to lower drilling activity and price declines but sales of industrial products and to hydrocarbon processing industry and power generation customers were maintained at similar levels to those of 2015. In the Middle East and Africa sales declined 4% as shipments to Middle East customers and sales of offshore line pipe and coating services in Africa increased strongly but sales were affected by price declines and severely reduced offshore drilling activity and inventory adjustments in Africa. In Asia Pacific, sales were affected by lower drilling activity in the region, principally in Indonesia, price declines, and lower sales of non-OCTG products.

Operating (loss) income from tubular products and services, amounted to a loss of $71 million, compared to a $138 million gain in 2015. The decline in Tubes operating income was due to lower sales and a reduction in gross margin from 32% in 2015 to 27% in 2016. Additionally, our selling, general and administrative expenses, or SG&A, as a percentage of sales increased from 24% in 2015 to 29% in 2016, due to the negative effect of fixed and semi-fixed expenses on lower sales.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2016	2015
Net sales	278	459	(39%)
Operating income	12	28	(57%)
Operating income (% of sales)	4.3%	6.1%

Net sales of other products and services decreased 39% to $278 million in 2016, compared to $459 million in 2015, due to lower sales of industrial equipment in Brazil and lower sales of energy related products, i.e., sucker rods and coiled tubing.

Operating income from other products and services, decreased 57% to $12 million in 2016, from $28 million in 2015, mainly due to lower operating income from our sucker rods business.

Selling, general and administrative expenses, or SG&A, decreased by $397 million (25%) in 2016 from $1,594 million in 2015 to $1,197 million in 2016, mainly due to lower labor costs and selling expenses. However, SG&A expenses increased as a percentage of net sales to 27.9% in 2016 compared to 23.1% in 2015, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs).

Other operating income and expenses resulted in a gain of $10 million in 2016, compared to a loss of $396 million in 2015, mainly due to asset impairment charges in our Tubes segment, related to our welded pipe operations in the United States, amounting to $400 million in 2015.

Financial results amounted to a gain of $22 million in 2016, compared to a gain of $15 million in 2015. The increase was due to higher interest income partially offset by negative other financial results, mostly foreign exchange derivatives contracts results.

Equity in earnings (losses) of non-consolidated companies generated a gain of $72 million in 2016, compared to a loss of $40 million in 2015. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas. Apart from the impairment result in 2015, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Net income for the year amounted to $59 million in 2016, including a gain from discontinued operations of $41 million, compared with a loss of $74 million in 2015, including a gain from discontinued operations of $19 million. Net income from continuing operations amounted to a gain of $17 million in 2016, which compares with a loss of $94 million in 2015. The loss in 2015 included an impairment charge of $400 million. Results in 2016 and 2015 reflect a challenging operating environment affected by a reduction in drilling activity and in the demand for OCTG products, deriving in lower shipments and prices, inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to the new market conditions.

Income attributable to non-controlling interests was $3 million in 2016, compared to $6 million in 2015.These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Fiscal Year Ended December 31, 2015, Compared to Fiscal Year Ended December 31, 2014

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2015		2014
Tubes	6,444	93%	9,582	94%	(33%)
Others	459	7%	560	6%	(18%)

Total	6,903	100%	10,141	100%	(32%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Seamless	2,028	2,790	(27%)
Welded	605	885	(32%)

Total	2,633	3,675	(28%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Net sales
- North America	2,538	4,609	(45%)
- South America	1,858	1,823	2%
- Europe	695	924	(25%)
- Middle East & Africa	1,082	1,817	(40%)
- Asia Pacific	272	408	(33%)

Total net sales	6,444	9,582	(33%)
Operating (loss) income (1)	138	1,866	(93%)
Operating (loss) income (% of sales)	2.1%	19.5%

(1)	Tubes operating income includes severance charges of $164 million in 2015. Additionally, in 2015 includes a goodwill impairment charge of $400 million on our welded pipe operations in the United States and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 33% to $6,444 million in 2015, compared to $9,582 million in 2014, reflecting a 28% decline in volumes and a 6% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place particularly in the Middle East and Africa and in the United States. We estimate that demand for OCTG products in 2015 declined 34% when compared to 2014. In North America, sales decreased 45%, mainly due to lower sales in the U.S. onshore and Canada, reflecting a decline in average drilling activity and pricing pressures due to inventory adjustments. In South America, sales remained stable as higher sales of tubular products for pipeline projects in Brazil and Argentina were offset by lower shipments of OCTG products in the region. In Europe, sales decreased mainly due to a lower level of sales of OCTG and line pipe products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower sales in the Middle East reflecting OCTG destocking and lower sales to offshore projects in sub-Saharan Africa. In Asia Pacific sales decreased due to lower activity in the region.

Operating income from tubular products and services decreased 93% to $138 million in 2015, from $1,866 million in 2014. Operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States, while in 2014 it includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Additionally, in 2015 we had severance costs in the Tubes segment to adjust the workforce to current market conditions, which amounted to $164 million. Excluding these non-recurring events, Tubes operating income declined 66%, as it was negatively affected by a decline in sales of 33% and a decline in operating margins of 10 percentage points, mostly due to industrial inefficiencies associated with low levels of capacity utilization.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2015	2014
Net sales	459	560	(18%)
Operating income	28	15	90%
Operating income (% of sales)	6.1%	2.7%

Net sales of other products and services decreased 18% to $459 million in 2015, compared to $560 million in 2014, mainly due to lower sales of energy related products, e.g., sucker rods and coiled tubing, following the decline in oil and gas drilling activity in response to the collapse in oil and gas prices.

Operating income from other products and services, increased 90% to $28 million in 2015, from $15 million in 2014, mainly reflecting an improved operating performance and margins at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, decreased by $339 million (18%) in 2015 from $1,933 million in 2014 to $1,594 million in 2015, mainly reflecting lower selling expenses due to the decline in sales. However, SG&A expenses increased as a percentage of net sales to 23.1% in 2015 compared to 19.1% in 2014, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs). During 2015, SG&A labor costs include $73 million of severance charges related to workforce adjustments to the difficult market conditions.

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

Financial results amounted to a gain of $15 million in 2015, compared to a gain of $33 million in 2014.

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

Income tax charges totaled $234 million in 2015, including a deferred tax charge of $152 million on the effect of currency translation on tax base.

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

B. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2016	2015	2014
Net cash provided by operating activities	864	2,215	2,044
Net cash used in investing activities	(98)	(1,774)	(1,786)
Net cash used in financing activities	(653)	(535)	(424)

Increase (decrease) in cash and cash equivalents	113	(94)	(165)
Cash and cash equivalents at the beginning of year (excluding overdrafts)	286	416	598
Effect of exchange rate changes	(0)	(37)	(16)
Increase (decrease) in cash and cash equivalents	113	(94)	(165)

Cash and cash equivalents at the end of year (excluding overdrafts)	399	286	416

Cash and cash equivalents at the end of year (excluding overdrafts)	399	286	416
Bank overdrafts	1	0	1
Other current investments	1,633	2,141	1,838
Non-current fixed income investments held to maturity	248	393	—
Borrowings	(840)	(972)	(999)

Net cash	1,441	1,849	1,257

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2016 we generated $864 million of operating cash flow, our capital expenditures amounted to $787 million and we paid dividends amounting to $508 million. At the end of the year we had a net cash position of $1.4 billion, compared to $1.8 billion at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at amortized cost which approximates fair market value.

At December 31, 2016, liquid financial assets as a whole (i.e., cash and cash equivalents, other current investments and non-current fixed income investments held to maturity) were 16% of total assets compared to 19% at the end of 2015.

We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2016, U.S. dollar denominated liquid assets represented 95% of total liquid financial assets compared to 87% at the end of 2015.

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015

Operating activities

Net cash provided by operations during 2016 was $864 million, compared to $2.2 billion during 2015. This 61% decrease was mainly attributable to a smaller reduction in working capital. During 2016 the reduction in working capital amounted to $348 million, while during 2015 it amounted to $1.4 billion. The main yearly variation was related to a reduction of $245 million in inventories during 2016, which compares with a reduction in inventory of $936 million in 2015, reflecting the decline in production and shipments. Additionally, during 2016 trade receivables and trade payables decreased $147 million and $60 million respectively, partially offset by a decrease of $79 million in other liabilities and of $95 million in customer advances. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $98 million in 2016 compared to $1.8 billion in 2015. Capital expenditures decreased to $787 million from $1.1 billion in 2015, mainly related to the construction of the greenfield seamless mill in Bay City, Texas. Additionally, we reduced our financial investments by $653 million in 2016 compared to an increase of $696 million in 2015.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $653 million in 2016, compared to $535 million in 2015.

Dividends paid during 2016 amounted to $508 million, while $531 million were paid in 2015.

During 2016 we had net repayments of borrowings of $115 million, while in 2015 we had no significant net proceeds from or repayments of borrowings.

Our total liabilities to total assets ratio was 0.18:1 as of December 31, 2016 and 0.20:1 as of December 31, 2015.

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

Principal Sources of Funding

During 2016, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2016, borrowings decreased by $131 million, to $840 million at December 31, 2016, from $972 million at December 31, 2015.

Borrowings consist mainly of bank loans. As of December 31, 2016 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 96% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2016, 2015 and 2014:

Millions of U.S. dollars	2016	2015	2014
Bank borrowings	839	971	997
Bank overdrafts	1	0	1
Finance lease liabilities	0	1	1

Total borrowings	840	972	999

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.97% at December 31, 2016 and to 1.52% at December 31, 2015.

The maturity of our financial debt is as follows:

Millions of U.S. dollars At December 31, 2016	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Borrowings	809	1	4	3	4	20	840
Interests to be accrued	6	1	1	1	1	0	11

Total	815	2	5	5	5	20	852

Our current borrowings to total borrowings ratio increased from 0.77:1 as of December 31, 2015 to 0.96:1 as of December 31, 2016. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and non-current fixed income investments held to maturity less total borrowings) of $1.4 billion at December 31, 2016, compared to $1.8 billion at December 31, 2015.

For information on our derivative financial instruments, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 24 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

Significant Borrowings

Our most significant borrowings as of December 31, 2016 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2016	Tamsa	Bank loans	391	2017
2015	TuboCaribe	Bank loan	200	Jan-17
2016	Siderca	Bank loans	198	2017

As of December 31, 2016, Tenaris was in compliance with all of its covenants.

C. Research and Development, Patents and Licenses, Etc.

See Item 4.B. “Information on the Company – Business Overview – Research and Development.”

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

A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent over 5% of global liquids production, and production from shale gas plays is converting the United States into a net exporter of natural gas and a significant player in the LNG market.

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014, once OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. Prices reached levels below $30 per barrel in January 2016 before recovering to $50 per barrel at the end of the year once OPEC and other producers agreed to cut production levels for a period of six months to hasten the market rebalancing process. In each of the last three years, global oil supply has exceeded global oil demand leading to an increase in inventories, though this imbalance was less pronounced in 2016 and is expected to revert in 2017 following the agreement to cut production levels. The collapse in oil prices led oil and gas operators to substantially reduce their exploration and production investments in 2015 and 2016 and this, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. Towards the end of 2016, however, oil and gas operators in North America, who have been very successful in reducing production costs in their shale plays, began to increase investments in response to more favorable market conditions.

North American gas prices remained low following the 2008 economic and financial crisis (less than $6 per million BTU) and fell to levels below $2 per million BTU in the 2015-2016 winter heating season, when demand was affected by seasonally warm weather. For several years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports. In 2016, however, as gas-directed drilling activity fell to very low levels, production declined even as demand continued to increase, resulting in a recovery of prices above $3 per million BTU and an increase in drilling activity going into 2017. Low prices are encouraging investment in gas consuming industrial facilities and switching from coal to gas for electric power production is taking place particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. Additionally, facilities which had been originally designed to import LNG into the United States are being converted into export facilities to take advantage of low prices to export LNG from the United States.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a recovery which has accelerated at the beginning of 2017. Rig counts plunged to less than a quarter of their former level as operators cut back on investments for two consecutive years as their cash flows declined with low oil and gas prices. At the same time, they reduced drilling costs through increased efficiencies, concentrating drilling on the most productive plays, and negotiated lower supply and service costs. Rig counts are now rapidly recovering and production has started to rise even with oil prices at half the level of those seen in 2014. In the rest of the world, drilling activity began to decline in the second half of 2014 and has continued to decline steadily during 2015 and 2016. Although drilling activity in the Middle East has been relatively stable, drilling in Latin America and offshore drilling has declined significantly.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials have opened up new areas for exploration and development. More complex drilling conditions, combined with increased regulatory pressures and more stringent industry standards following the blow-out of the Macondo well in the U.S. Gulf of Mexico, demand new and high value products and services in most areas of the world. However, the high cost and long lead times required to develop some of these projects, particularly deepwater and oil sands projects, is leading to a slowdown in new developments of such projects in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. At the same time, the short investment cycles inherent in the development of unconventional shale reserves, and the potential for further efficiency gains, will continue to attract investment interest.

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

Rig count

	2016	2015	2014	2013	2012
International (*)	955	1,167	1,337	1,296	1,165
Canada	128	193	380	355	365
United States	510	977	1,862	1,761	1,919

Worldwide	1,593	2,337	3,579	3,412	3,449

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Percentage increase (decrease) over the previous year

	2016	2015	2014	2013
International (*)	(18%)	(13%)	3%	11%
Canada	(33%)	(49%)	7%	(3%)
United States	(48%)	(48%)	6%	(8%)

Worldwide	(32%)	(35%)	5%	(1%)

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

E. Off-Balance Sheet Arrangements

As of year-end 2016, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	A corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan were used by Techgen for the construction of the facility. For further information regarding Techgen’s facility, see Item 4.C. “Organizational Structure and Subsidiaries—Other investments—Techgen.” As of December 31, 2016, the $800 million loan was fully disbursed, making the Company’s guaranteed amount approximately $176 million. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio). As of December 31, 2016, Techgen and the Company were in compliance with all of their covenants under this syndicated loan agreement.

•	A corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico S. de R.L. de C.V., and Kinder Morgan Tejas Pipeline LLC and Kinder Morgan Texas Pipeline LLC for a natural gas purchasing capacity of 150,000 million BTU per day starting on August 1, 2016 and ending on July 31, 2036. As of December 31, 2016, the outstanding value of this commitment was approximately $279 million. The Company’s exposure under the guarantee in connection with these agreements amounts to $61.3 million, corresponding to 22% of the outstanding value.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2016, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Borrowings	809	1	4	3	4	20	840
Interests to be accrued(*)	6	1	1	1	1	0	11
Purchase commitments	600	—	—	—	—	—	600

Total contractual obligations and commitments	1,415	2	5	5	5	20	1,452

(*)	Includes the effect of hedge accounting.

Purchase commitments as of December 31, 2016, disclosed in the table above, consist of commitments to purchase steel for the production of tubes in North America, amounting to $423 million, and various contracts relating to our new greenfield seamless mill in Bay City, Texas, amounting to $176 million. For more information on our purchase commitments see note 25 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

G. Recent Developments

Annual Dividend Proposal

On February 22, 2017 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017 and record date on May 23, 2017.

Latest developments on CSN claims relating to the January 2012 acquisition of Usiminas’ shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or Brazilian reais 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. On February 8, 2017, the court of appeals upheld the ruling of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer. CSN has filed a motion for clarification and may still appeal to the Superior Court of Justice or the Federal Supreme Court.

For more information on the CSN claim in relation to the acquisition of Usiminas’s shares see Item 8. A. “Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings – Outstanding Legal Proceedings – CSN claims relating to the January 2012 acquisition of Usiminas’ shares.”

Sale of North American Electric Conduit Business to Nucor

On January 20, 2017, we collected $328 million from the sale of our steel electric conduit business in North America, known as Republic Conduit. The after tax gain from this sale amounted to $90 million and was recorded in the first quarter of 2017. As of December 31, 2016 the conduit business was classified as a discontinued operation.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of nine directors; however, at the next annual general shareholders’ meeting, it will be proposed that the number of members of the board of directors be increased to ten.

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

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age. At the next annual general shareholders’ meeting, it will be proposed that the number of members of the board of directors be increased to ten by appointing Mr. Yves Speeckaert to the board of directors, and that all of the current members of the board of directors be reappointed, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2017 annual accounts.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2016
Roberto Bonatti (1)	Director	President of San Faustin	14	67
Carlos Condorelli	Director	Director of Tenaris and Ternium	10	65
Roberto Monti	Director	Member of the board of directors of YPF SA	12	77
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	14	68
Paolo Rocca (1)	Director	Chairman and chief executive officer of Tenaris	15	64
Jaime Serra Puche	Director	Chairman of SAI Consultores	14	65
Alberto Valsecchi	Director	Director of Tenaris	9	72
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	14	74
Guillermo Vogel	Director	Vice chairman of Tamsa	14	66

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Roberto Monti. Mr. Monti is a member of the Company’s board of directors. He is a member of the board of directors of YPF S.A. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem. He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers’ organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University and Luiss Guido Carli University, member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

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

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Grupo Modelo, Rotoplas and Alpek S.A. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

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

Our independent auditor for the fiscal year ended December 31, 2016, appointed by the shareholders’ meeting held on May 4, 2016, was PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, in connection with all of our annual accounts and financial statements.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2016
Paolo Rocca	Chairman and Chief Executive Officer	64
Edgardo Carlos	Chief Financial Officer	50
Antonio Caprera	Industrial Director	56
Gabriel Casanova	Supply Chain Director	58
Alejandro Lammertyn	Planning Director	51
Paola Mazzoleni	Human Resources Director	40
Marcelo Ramos	Technology Director	53
Germán Curá	North American Area Manager	54
Sergio de la Maza	Central American Area Manager	60
Renato Catallini	Brazilian Area Manager	50
Javier Martínez Alvarez	Southern Cone Area Manager	50
Gabriel Podskubka	Eastern Hemisphere Area Manager	43
Michele Della Briotta	European Area Manager	44

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

Antonio Caprera. Mr. Caprera currently serves as Tenaris’s industrial director. He joined the company in 1990. From 2000 to 2006 he served as quality director at Dalmine in Italy, where he later assumed responsibilities as production director until 2012. From that year and until 2015 he served as production director at Siderca in Argentina, after which he assumed responsibilities as Tenaris’s global industrial coordinator until March 2017. He assumed his current position on April 1, 2017. Mr. Caprera is an Italian citizen.

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

Paola Mazzoleni. Ms. Mazzoleni currently serves as our human resources director, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company’s Global Trainee Program and then served as the regional head in Italy of TenarisUniversity. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen.

Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology, quality, health, safety and environment. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

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

Michele Della Briotta. Mr. Della Briotta currently serves as our European area manager, a position he assumed in July 2016. He first joined Tenaris in 1997 and has worked in areas such as industrial planning, operations, supply chain and commercial in Italy, Mexico, Argentina and the United States. Most recently he served as Tenaris’s area manager for Romania. Mr. Della Briotta is an Italian citizen.

B. Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2016 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2016, 2015 and 2014, the cash compensation of directors and senior managers amounted to $38.6 million, $28.8 million and $26.0 million, respectively. In addition, directors and senior managers received 500, 540 and 567 thousand units for a total amount of $4.8 million, $5.4 million and $6.2 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) “Employee benefits –Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C. Board Practices

See A. “– Directors and Senior Management – Board of Directors.”

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

The Company’s board of directors has an audit committee consisting of three members. On May 4, 2016, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

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

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•	any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination – of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

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

D. Employees

The following table shows the number of persons employed by Tenaris:

	2016	2015	2014
Mexico	4,968	5,101	5,518
Argentina	4,755	5,388	6,421
Italy	1,979	2,030	2,352
United States	1,636	2,190	3,549
Romania	1,631	1,624	1,725
Brazil	1,166	2,050	3,835
Colombia	750	636	614
Indonesia	509	532	677
Canada	473	546	1,225
Japan	458	508	588
Other Countries	1,074	1,136	1,312

	19,399	21,741	27,816
Employees in discontinued operations	(323)	(292)	(267)

Total employees	19,076	21,449	27,549

The number of our employees declined 11% during 2016 as we adjusted our operations to face the decline in drilling activity and demand for pipes. During 2015 and 2016 we reduced our labor costs worldwide by 40% through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities.

Approximately 65% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

E. Share Ownership

To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was 1,200,603, which represents 0.10% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,125,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946

Total	1,200,603

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

The following table shows the beneficial ownership of the Shares by: the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), non-affiliated public shareholders, and the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent
San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group	1,200,603	0.10%
Public	465,731,040	39.45%

Total	1,180,536,830	100.00%

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars made under a long term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $9 million in 2016, $46 million in 2015 and $170 million in 2014.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $18 million in 2016, $48 million in 2015 and $50 million in 2014.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $1 million in 2015 and $3 million in 2014.

In the ordinary course of business we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $34 million in 2016, $166 million in 2015 and $79 million in 2014.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $14 million in 2016, $19 million in 2015 and $28 million in 2014.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $12 million in 2016, $9 million in 2015 and $2 million in 2014.

Supply of Electric Energy

Techgen is an electric power plant in Mexico, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Since December 1, 2016, Techgen became fully operational, its sales to Tenaris amounted to $4 million in 2016.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $3 million in 2015 and $2 million in 2014.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $2 million in 2016, $1 million in 2015 and $1 million in 2014.

Litoral Gas’s sales to Tenaris totaled $3 million in 2016, $2 million in 2015 and $1 million in 2014.

Energy Consulting Services’s sales to Tenaris totaled $5 million in 2016, $7 million in 2015 and $12 million in 2014.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $45 million in 2016, $72 million in 2015 and $83 million in 2014.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $34 million in 2016, $85 million in 2015 and $106 million in 2014.

Sales of Other Products and Services

We provide technology and information services to companies controlled by San Faustin. Sales of these services amounted to $2 million in 2016, $3 million in 2015 and $2 million in 2014.

Administrative and Legal Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $11 million in 2016, $14 million in 2015 and $14 million in 2014.

Loans to Related Parties

We financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Tenaris in an amount of $2 million in 2016, 1 million in 2015 and 1 million in 2014. Outstanding loans to Techgen as of December 31, 2016, amounted to $86 million.

Other Transactions

We contracted pipe coating services from Tenaris Coating do Brasil S.A. (formerly Socotherm Brasil S.A., or Socotherm), for an amount of $6 million from January 2014 to August 2014. In September 2014, Tenaris acquired 100% of the shares of Socobras Participações Ltda. (“Socobras”), a holding company that owned 50% of the shares of Socotherm. Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $11 million in 2016, $24 million in 2015 and $29 million in 2014.

We sold industrial equipment to companies controlled by San Faustin for an amount of $5 million in 2015.

We purchased industrial cleaning equipment from companies controlled by San Faustin for an amount of $3 million in 2016.

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

Outstanding Legal Proceedings

Set forth below is a description of Tenaris’s ongoing legal proceedings which may have significant effects on its financial position:

Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR295 million (approximately $310.9 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $9.5 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment to the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR223 million (approximately $235.1 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling to the second-instance tax court. The second instance tax court hearing has been scheduled for September 25, 2017.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material loss.

CSN claims relating to the January 2012 acquisition of Usiminas’ shares

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision to the São Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer. CSN has already filed a motion for clarification and may still appeal to the Superior Court of Justice or the Federal Supreme Court.

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM issued its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator, Conselho Administrativo de Defesa Econômica (“CADE”). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance courts’ decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as an insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at the evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. Other parties have also filed their observations and/or opinions concerning the expert’s report, which are currently subject to the court examination. As of December 31, 2016, the estimated amount of Itaú’s claim is approximately BRL 74.5 million (approximately $22.9 million), and the estimated amount of Veracel’s claim is approximately BRL 47.7 million (approximately $14.6 million), for an aggregate amount BRL 122.2 million ($37.5 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and objections presented by Confab. No provision has been recorded in these Consolidated Financial Statements.

Petroamazonas Penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

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

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend			Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 2, 2012	449	0.38	0.76	November 2011	May 2012
May 2, 2013	508	0.43	0.86	November 2012	May 2013
May 7, 2014	508	0.43	0.86	November 2013	May 2014
May 6, 2015	531	0.45	0.90	November 2014	May 2015
May 4, 2016	531	0.45	0.90	November 2015	May 2016

On February 22, 2017 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017.

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

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. At December 31, 2016, the Company’s legal reserve represented 10% of its share capital.

B. Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual consolidated financial statements.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The Shares are listed on the Buenos Aires Stock Exchange and on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS.” The Shares are also listed on the Italian Stock Exchange under the symbol “TEN.” Trading on the NYSE, the Buenos Aires Stock Exchange and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of March 31, 2017, a total of 1,180,536,830 Shares were registered in the Company’s shareholder register. As of March 31, 2017, a total of 209,778,772 Shares were registered in the name of the depositary for the Company’s ADR program. March 2017, month end closing sale price for the ADSs on the NYSE was $34.14, the closing sale price of the Shares on the Italian Stock Exchange was Euro 16.07, on the Buenos Aires Stock Exchange was ARS 265.00 and on the Mexico Stock Exchange was Mexican pesos 329.90.

New York Stock Exchange

As of March 31, 2017, a total of 104,889,386 ADSs were registered of record. Each ADS represents two Shares of the Company’s share capital. For the year ended December 31, 2016, Deutsche Bank Trust Company Americas acted as the Company’s depositary for issuing ADS evidencing Shares. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the Shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2012	High	Low
Full year	44.51	30.50

	Price per ADS
2013	High	Low
Full year	49.44	38.78

	Price per ADS
2014	High	Low
Full year	47.83	28.18

	Price per ADS
2015	High	Low
First quarter	31.15	26.75
Second quarter	32.30	27.02
Third quarter	26.90	22.85
Fourth quarter	28.65	23.13
Full year	32.30	22.85

	Price per ADS
2016	High	Low
First quarter	24.76	19.29
Second quarter	29.62	23.47
Third quarter	29.89	25.46
Fourth quarter	35.91	27.50
Full year	35.91	19.29

	Price per ADS
Last Six Months	High	Low
October 2016	29.38	28.20
November 2016	32.21	27.50
December 2016	35.91	33.17
January 2017	37.17	34.86
February 2017	35.14	32.71
March 2017	34.20	31.10

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the Shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per Share
2012	High	Low
Full year	17.02	12.10

	Price per Share
2013	High	Low
Full year	18.44	14.72

	Price per Share
2014	High	Low
Full year	18.18	11.36

	Price per Share
2015	High	Low
First quarter	13.67	11.25
Second quarter	15.02	12.08
Third quarter	12.08	9.97
Fourth quarter	12.45	10.60
Full year	15.02	9.97

	Price per Share
2016	High	Low
First quarter	10.98	8.64
Second quarter	13.10	10.33
Third quarter	13.19	11.29
Fourth quarter	17.22	12.29
Full year	17.22	8.64

	Price per Share
Last Six Months	High	Low
October 2016	13.45	12.70
November 2016	15.07	12.29
December 2016	17.22	15.55
January 2017	17.23	16.17
February 2017	16.27	15.53
March 2017	16.14	14.56

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

	Price per Share
2012	High	Low
Full year	141.00	90.00

	Price per Share
2013	High	Low
Full year	229.00	141.70

	Price per Share
2014	High	Low
Full year	346.10	160.50

	Price per Share
2015	High	Low
First quarter	192.00	159.95
Second quarter	196.10	166.00
Third quarter	185.00	155.00
Fourth quarter	197.00	159.00
Full year	197.00	155.00

	Price per Share
2016	High	Low
First quarter	184.00	132.10
Second quarter	218.00	171.50
Third quarter	222.00	191.00
Fourth quarter	282.00	208.00
Full year	282.00	132.10

	Price per Share
Last Six Months	High	Low
October 2016	223.50	214.20
November 2016	257.00	208.00
December 2016	282.00	264.00
January 2017	295.00	276.75
February 2017	278.00	255.40
March 2017	265.25	239.00

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

	Price per Share
2012	High	Low
Full year	274.23	223.01

	Price per Share
2013	High	Low
Full year	316.90	245.34

	Price per Share
2014	High	Low
Full year	310.29	208.52

	Price per Share
2015	High	Low
First quarter	223.65	195.00
Second quarter	244.58	212.28
Third quarter	224.40	198.35
Fourth quarter	230.00	208.30
Full year	244.58	195.00

	Price per Share
2016	High	Low
First quarter	192.86	178.01
Second quarter	265.10	192.86
Third quarter	258.50	250.00
Fourth quarter	276.50	276.50
Full year	276.50	178.01

	Price per Share
Last Six Months	High	Low
October 2016	276.50	276.50
November 2016	—	—
December 2016	—	—
January 2017	391.00	375.00
February 2017	326.78	326.78
March 2017	329.90	329.90

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

B. Plan of Distribution

Not applicable.

C. Markets

See A. “-The Offer and Listing – Offer and Listing Details.”

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

The Company is a société anonyme organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Luxembourg Registre du Commerce et des Sociétés of Luxembourg.

The Company has an authorized share capital of a single class of 2,500,000,000 Shares with a par value of $1.00 per share upon issue. The authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders on an extraordinary shareholders’ meeting. As of March 31, 2017, there were 1,180,536,830 Shares issued. All issued Shares are fully paid.

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

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2016. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each Share entitles the holder to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil éléctronique des sociétés et associations, and in a Luxembourg newspaper and such a media as may reasonably be relied upon for the effective dissemination of information to the public throughout the European Economic Area. In case Shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

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

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the Shares represented and voted at the meeting. Unless as may otherwise be provided by applicable Luxembourg law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least 50% of the issued share capital is represented at the meeting. If a quorum is not reached, such meeting may be reconvened at a later date with no quorum requirements by means of the appropriate notification procedures described above. In both cases, the Luxembourg Companies Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association is adopted by a two-thirds majority votes of the Shares represented at the meeting and voted. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

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

The next Company’s annual general shareholders’ meeting that will consider, among other things, our audited consolidated financial statements included in this annual report will take place in Luxembourg, on Wednesday May 3, 2017 at 9:30 A.M., Luxembourg time.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of May 24, 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

Holders of Shares deposited in fungible securities accounts have the same rights and obligations as holders of Shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of Shares held on the applicable record date for such meeting. See section titled “Holders of Shares: procedures for attending and voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 5, 2017, (File No. 0001199073-17-000239), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.” Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section “Holders of ADRs: procedures for voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 5, 2017, (File No. 0001199073-17-000239), which is incorporated by reference herein.

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

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.”

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

C. Material Contracts

For a summary of any material contract entered into by us outside the ordinary course of business during the last two years, see Item 4.B. “Information on the Company – Business Overview.”

D. Exchange Controls

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include Argentina, Brazil, Indonesia, Mexico, Nigeria and Romania.

Argentina

From 2002 through the end of 2015, the Argentine government maintained a “dirty” flotation of the Argentine peso / U.S. dollar exchange rate through frequent interventions in the market. Since December 2015, after a sudden devaluation of the Argentine peso against the U.S. dollar of approximately 34%, the current administration has been endorsing a floating rate environment with limited government intervention. Argentina often experiences high exchange rate volatility. Between 2011 and the end of its term in December 2015, the former administration imposed several formal and informal foreign exchange restrictions affecting the free flow of capital, particularly on payments of dividends, imports of goods and services and royalties. These restrictions changed frequently, driven mainly by the intention of that administration to control the volatility of the Argentine peso/U.S. dollar exchange rate and to try to impede the flight of capital from Argentina. These informal controls on foreign exchange transactions were ended soon after the current administration took office in December 2015 and the formal controls have been gradually deregulated until being almost completely lifted by January 2017. There are currently no amount limits for the purchase of foreign currency by Argentine residents (individuals or legal entities) for investment purposes, either locally or abroad. The only remaining requirements for the purchase of foreign currency to make payments of imports of goods and services, royalties, dividends and foreign financial debt entail compliance with certain Central Bank information systems on foreign indebtedness and direct investments. Repatriation of foreign currency collected by Argentine residents abroad and conversion thereof into Argentine pesos currently only applies to proceeds from exports of goods and repatriation timeframe has been increased to 10 years from the shipment date irrespective of whether the export is made to affiliated or unaffiliated companies. Argentine residents are no longer required to repatriate the proceeds from exports of services.

There can be no assurance that foreign exchange and capital controls will not be reestablished in the future by the Argentine government, or that additional restrictions of that kind will not be imposed, which could expose Tenaris to the risk of losses arising from fluctuations in the exchange rate or affect Tenaris’s ability to finance its investments and operations in Argentina or impair Tenaris’s ability to convert and transfer outside Argentina funds generated by Siderca, for example, to fund the payment of dividends or to undertake investments and other activities that require offshore payments.

For additional information regarding factors affecting the Argentine economy, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) and municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in Shares or ADSs of the Company other than a Luxembourg Holder.

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

On January 1, 2011, the Company became an ordinary société anonyme and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

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

Capital gains realized by Luxembourg resident individuals holding (together with his/her spouse and underage children) directly or indirectly more than 10% of the capital of the Company1 at any time during the five years prior to the sale, will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed. Within the six month period, standard rates apply.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 27.08% for the fiscal years ending 2017 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of Shares or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such Shares or ADSs if such holder has (alone or together with his or her spouse, registered partner and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such non-Luxembourg holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of Shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which Shares or ADSs are attributable, will bear Luxembourg corporate income tax and municipal business tax on a gain realized on a disposal of such Shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the Shares or ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

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

Nevertheless, no withholding tax applies if the distribution is made to:

•	a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law),

•	an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law),

•	a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,

•	a corporation or company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,

•	an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and

•	a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, Shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

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

For the year ended December 31, 2016, the Company’s Depositary for issuing ADSs evidencing Shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2016 and 2015 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2016	Expected maturity date
	2017	2018	2019	2020	2021	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	1	4	3	3	19	30
Floating rate	—	0	0	0	1	0	1
Current Debt
Fixed rate	790	—	—	—	—	—	790
Floating rate	18	—	—	—	—	—	18

	809	1	4	3	4	20	840

At December 31, 2015	Expected maturity date
	2016	2017	2018	2019	2020	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	—	201	1	1	1	18	223
Floating rate	—	0	0	0	0	—	1
Current Debt
Fixed rate	732	—	—	—	—	—	732
Floating rate	16	—	—	—	—	—	16

	748	201	1	1	1	18	972

_______________

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.97% at December 31, 2016 and to 1.52% at December 31, 2015.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2016 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 96% of total financial debt.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2016, we had variable interest rate debt of $20 million and fixed rate debt of $821 million ($790 million of the fixed rate debt are short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g., labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $45 million in 2016, compared with $64 million in 2015.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2016.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position
Argentine Peso	U.S. dollar	(60)
Euro	U.S. dollar	(407)
U.S. dollar	Brazilian real	126

The main relevant exposures as of December 31, 2016 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar and Cash and cash equivalent and Other investments denominated in U.S. dollars at subsidiaries for which the functional currency is the Brazilian real.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $40 million at December 31, 2016 and $16 million at December 31, 2015. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2016, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a loss of $5 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2016.

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

Fees Payable by the Depositary to the Company

Fees incurred in 2016

For the year ended December 31, 2016, the Company received $2.5 million in fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

Fees to be paid in the future

Deutsche Bank Trust Company Americas, has agreed to reimburse the Company annually for certain investor relations expenses or other expenses related to the maintenance of the Company’s ADR Program, including for its continuing annual stock exchange listing fees, investor relations expenses, legal, accounting (including audit) and advisory expenses in any jurisdiction, expenses related to compliance with federal or state securities laws, marketing and financial advertising expenses, public relations activities, roadshows, conferences or any other expenses related to the Company’s ADR Program. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. The Depositary has also agreed to waive the cost of providing certain administrative and reporting services, which includes preparing and filing U.S. information returns, issuing and mailing dividend checks, mailing shipment of ADRs, preparing periodic reports on the ADR Program, liaising with the Depositary Trust Company, and distributing the Company’s reports and communications to holders of ADSs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2016.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

Based on this assessment, management has concluded that Tenaris’s internal control over financial reporting, as of December 31, 2016, is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2016 has been audited by PwC Luxembourg, as stated in their report included herein. See “—Report of Independent Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at:

www.tenaris.com/en/aboutus/codeofconduct.aspx

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2016 and 2015, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2016 and 2015 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2016	2015
Audit Fees	3,588	4,372
Audit-Related Fees	64	78
Tax Fees	14	25
All Other Fees	3	15

Total	3,669	4,490

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2016 or 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2016, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On May 6, 2015, at the Company’s general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, Shares, including shares represented by ADSs, on the following terms and conditions:

•	Purchases, acquisitions or receipts of securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

•	The maximum number of securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of securities acquired as a block may amount to the maximum permitted amount of purchases.

•	The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s securities in the stock exchange through which the Company’s securities are acquired, during the five trading days in which transactions in the securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of securities, other than in the form of ADSs, such maximum and minimum per security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•	The acquisitions of securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

•	Only fully paid-up securities may be acquired pursuant to this authorization.

•	The acquisitions of securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s securities are traded, through public offers to all shareholders of the Company to buy securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•	The acquisitions of securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

•	The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et. seq. of the Luxembourg law of August 10, 1915 on commercial companies (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

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

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings and the Company does not have a set policy for these meetings. For additional information on board meetings, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors.”

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

Audit committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. The Company’s articles of association currently require an audit committee composed of three members, of which at least two must be independent (as defined in the articles of association) and the Company’s audit committee complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee.”

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Luxembourg law provisions on audit committee membership require only that at least one member of the committee have competence in accounting or auditing. The Company’s board of directors has concluded that the membership of the audit committee as a whole has sufficient recent and relevant financial experience to properly discharge its functions. In addition, the audit committee, from time to time and as it deems necessary, engages persons that meet all of the attributes of a financial expert as consultants. See Item 16.A. “Audit Committee Financial Expert.”

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

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity based compensation to our directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see Item 6.B. “Directors, Senior Management and Employees – Compensation.”

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

Code of business conduct and ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor the Company’s articles of association require the adoption or disclosure of such a code of conduct. The Company, however, has adopted a code of conduct that applies to all directors, officers and employees that is posted on its website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, it has adopted a supplementary code of ethics for senior financial officers, which is also posted on our website. See Item 16.B. “Code of Ethics.”

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-57 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 1, 2015 (File No. 001-31518- 15904531)
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 1, 2017	TENARIS S.A.

	By	/s/ Edgardo Carlos
	Name:	Edgardo Carlos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 6, 2015*

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Annual Report on Form 20-F, filed by Tenaris S.A. on June 1, 2015 (File No. 001-31518- 15904531)
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2015 and 2014

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at 31 December 2016 and 31 December 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2016, based on criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s report on internal control over financial reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, Société coopérative Represented by	Luxembourg, 1 May 2017

/s/ Fabrice Goffin

Fabrice Goffin

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2016	2015	2014
Continuing operations
Net sales	1	4,293,592	6,903,123	10,141,459
Cost of sales	2	(3,165,684)	(4,747,760)	(6,140,415)

Gross profit		1,127,908	2,155,363	4,001,044
Selling, general and administrative expenses	3	(1,196,929)	(1,593,597)	(1,932,778)
Other operating income	5	21,127	14,603	27,855
Other operating expenses	5	(11,163)	(410,574)	(215,589)

Operating (loss) income		(59,057)	165,795	1,880,532
Finance Income	6	66,204	34,574	38,211
Finance Cost	6	(22,329)	(23,058)	(44,388)
Other financial results	6	(21,921)	3,076	39,575

(Loss) income before equity in earnings of non-consolidated companies and income tax		(37,103)	180,387	1,913,930
Equity in earnings (losses) of non-consolidated companies	7	71,533	(39,558)	(164,616)

Income before income tax		34,430	140,829	1,749,314
Income tax	8	(17,102)	(234,384)	(580,431)

Income (Loss) for continuing operations		17,328	(93,555)	1,168,883

Discontinued operations
Result for discontinued operations	28	41,411	19,130	12,293

Income (loss) for the period		58,739	(74,425)	1,181,176

Attributable to:
Owners of the parent		55,298	(80,162)	1,158,517
Non-controlling interests		3,441	5,737	22,659

		58,739	(74,425)	1,181,176

Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.01	(0.08)	0.97
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.02	(0.17)	1.94
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.05	(0.07)	0.98
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.09	(0.14)	1.96

(*)	Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Income (loss) for the year	58,739	(74,425)	1,181,176
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	37,187	(256,260)	(197,711)
Change in value of cash flow hedges	(7,525)	10,699	(8,036)
Change in value of available for sale financial instruments	—	2,486	(2,447)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	3,473	(92,914)	(54,688)
- Changes in the fair value of derivatives held as cash flow hedges and others	421	(3,790)	60
Income tax related to cash flow hedges and available for sale financial instruments	(23)	(284)	400

	33,533	(340,063)	(262,422)

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(230)	14,181	1,850
Income tax on items that will not be reclassified	(1,760)	(4,242)	(513)
Remeasurements of post employment benefit obligations of non-consolidated companies	(5,475)	(449)	(3,917)

	(7,465)	9,490	(2,580)

Other comprehensive income (loss) for the year, net of tax	26,068	(330,573)	(265,002)

Total comprehensive income (loss) for the year	84,807	(404,998)	916,174

Attributable to:
Owners of the parent	81,702	(410,187)	894,929
Non-controlling interests	3,105	5,189	21,245

	84,807	(404,998)	916,174

Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	40,291	(429,317)	882,636
Discontinued operations	41,411	19,130	12,293

	81,702	(410,187)	894,929

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)			At December 31, 2016		At December 31, 2015
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10		6,001,939		5,672,258
Intangible assets, net	11		1,862,827		2,143,452
Investments in non-consolidated companies	12		557,031		490,645
Available for sale assets	31		21,572		21,572
Other investments	18		249,719		394,746
Deferred tax assets	20		144,613		200,706
Receivables, net	13		197,003	9,034,704	220,564	9,143,943

Current assets
Inventories, net	14		1,563,889		1,843,467
Receivables and prepayments, net	15		124,715		148,846
Current tax assets	16		140,986		188,180
Trade receivables, net	17		954,685		1,135,129
Other investments	18		1,633,142		2,140,862
Cash and cash equivalents	18		399,737	4,817,154	286,547	5,743,031

Assets of disposal group classified as held for sale	28			151,417

Total assets				14,003,275		14,886,974

EQUITY
Capital and reserves attributable to owners of the parent				11,287,417		11,713,344
Non-controlling interests				125,655		152,712

Total equity				11,413,072		11,866,056

LIABILITIES
Non-current liabilities
Borrowings	19		31,542		223,221
Deferred tax liabilities	20		550,657		750,325
Other liabilities	21	(i)	213,617		231,176
Provisions	22	(ii)	63,257	859,073	61,421	1,266,143

Current liabilities
Borrowings	19		808,694		748,295
Current tax liabilities	16		101,197		136,018
Other liabilities	21	(ii)	183,887		222,842
Provisions	23	(ii)	22,756		8,995
Customer advances			39,668		134,780
Trade payables			556,834	1,713,036	503,845	1,754,775

Liabilities of disposal group classified as held for sale	28			18,094

Total liabilities				2,590,203		3,020,918

Total equity and liabilities				14,003,275		14,886,974

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	—	—	—	—	—	55,298	55,298	3,441	58,739

Currency translation adjustment	—	—	—	37,339	—	—	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	(1,781)	—	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	(7,573)	—	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	—	—	—	3,473	(5,054)	—	(1,581)	—	(1,581)

Other comprehensive income (loss) for the year	—	—	—	40,812	(14,408)	—	26,404	(336)	26,068

Total comprehensive income (loss) for the year	—	—	—	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	—	—	—	—	2	—	2	(1,073)	(1,071)
Dividends paid in cash	—	—	—	—	—	(507,631)	(507,631)	(29,089)	(536,720)

Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3)	The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	—	—	—	—	—	(80,162)	(80,162)	5,737	(74,425)

Currency translation adjustment	—	—	—	(255,569)	—	—	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	10,213	—	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	12,484	—	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	—	—	—	(92,914)	(4,239)	—	(97,153)	—	(97,153)

Other comprehensive (loss) income for the year	—	—	—	(348,483)	18,458	—	(330,025)	(548)	(330,573)

Total comprehensive (loss) income for the year	—	—	—	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	—	—	—	—	659	—	659	(1,727)	(1,068)
Dividends paid in cash	—	—	—	—	—	(531,242)	(531,242)	(2,950)	(534,192)

Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	—	—	—	—	—	1,158,517	1,158,517	22,659	1,181,176

Currency translation adjustment	—	—	—	(196,852)	—	—	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	1,503	—	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	—	—	—	—	(9,694)	—	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	—	—	—	(54,688)	(3,857)	—	(58,545)	—	(58,545)

Other comprehensive (loss) income for the year	—	—	—	(251,540)	(12,048)	—	(263,588)	(1,414)	(265,002)

Total comprehensive income for the year	—	—	—	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	—	—	—	—	7	—	7	(152)	(145)
Dividends paid in cash	—	—	—	—	—	(531,242)	(531,242)	(48,339)	(579,581)

Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2016	2015	2014
Cash flows from operating activities
Income (loss) for the year		58,739	(74,425)	1,181,176
Adjustments for:
Depreciation and amortization	10 & 11	662,412	658,778	615,629
Impairment charge	5	—	400,314	205,849
Income tax accruals less payments	27(ii)	(128,079)	(91,080)	79,062
Equity in (earnings) losses of non-consolidated companies	7	(71,533)	39,558	164,616
Interest accruals less payments, net	27(iii)	(40,404)	(1,975)	(37,192)
Changes in provisions		15,597	(20,678)	(4,982)
Changes in working capital	27(i)	348,199	1,373,985	(72,066)
Other, including currency translation adjustment		18,634	(69,473)	(88,025)

Net cash provided by operating activities		863,565	2,215,004	2,044,067

Cash flows from investing activities
Capital expenditures	10 & 11	(786,873)	(1,131,519)	(1,089,373)
Changes in advance to suppliers of property, plant and equipment		50,989	49,461	(63,390)
Investment in non-consolidated companies	12	(17,108)	(4,400)	(1,380)
Acquisition of subsidiaries and non-consolidated companies	26	—	—	(28,060)
Loan to non-consolidated companies	12 c	(42,394)	(22,322)	(21,450)
Proceeds from disposal of property, plant and equipment and intangible assets		23,609	10,090	11,156
Dividends received from non-consolidated companies	12	20,674	20,674	17,735
Changes in investments in securities		652,755	(695,566)	(611,049)

Net cash used in investing activities		(98,348)	(1,773,582)	(1,785,811)

Cash flows from financing activities
Dividends paid	9	(507,631)	(531,242)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(29,089)	(2,950)	(48,339)
Acquisitions of non-controlling interests		(1,071)	(1,068)	(145)
Proceeds from borrowings (*)		1,180,727	2,064,218	3,046,837
Repayments of borrowings (*)		(1,295,560)	(2,063,992)	(2,890,717)

Net cash used in financing activities		(652,624)	(535,034)	(423,606)

Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)

Movement in cash and cash equivalents
At the beginning of the year		286,198	416,445	598,145
Effect of exchange rate changes		(211)	(36,635)	(16,350)
Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)

At December 31,	27(iv)	398,580	286,198	416,445

		At December 31,
		2016	2015	2014
Cash and cash equivalents
Cash and bank deposits		399,900	286,547	417,645
Bank overdrafts	19	(1,320)	(349)	(1,200)

		398,580	286,198	416,445

(*)	Mainly related to the renewal of short-term facilities carried out during the years 2016, 2015 and 2014.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables—non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan Subsidiaries
		32	Fees paid to the Company’s principal accountant
		33	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 22, 2017.

II. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A Basis of presentation (Cont.)

(1) New and amended standards not yet adopted and relevant for Tenaris (Cont.)

These standards are not effective for the financial year beginning January 1, 2016 and have not been early adopted.

These standards were endorsed by the EU.

The Company’s management is currently assessing the potential impact that the application of these standards may have on the Company’s financial condition or results of operations. The management does not expect these standards to have a significant impact on the classification and measurement of its assets and liabilities.

Others accounting pronouncements issued during 2016 and as of the date of these Consolidated Financial Statements have no material effect on the Company’s financial condition or result of operations.

(2) New and amended standards adopted for Tenaris

The Amendment to IAS 1, “Presentation of financial statements” on the disclosure initiative, has been applied on the year starting January 1, 2016, with no significant impact on the Company’s Consolidated Financial Statements.

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

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

At December 31, 2016, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

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

At December 31, 2016, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.08% of Siderúrgicas de Minas Gerais S.A. Usiminas (“Usiminas”) total share capital.

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium – Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2016 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2016, 2015 and 2014, no impairment provisions were recorded on Tenaris’s investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris’s investment in Usiminas. See Note 7 and Note 12.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

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

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D Foreign currency translation

(1) Functional and presentation currency

IAS 21 (revised) “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

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

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

•	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;

•	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;

•	Significant level of integration of the local operations within Tenaris’s international global distribution network;

•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;

•	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2016, 2015 and 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 “Intangible Assets”, did not materially affect depreciation expenses for 2016, 2015 and 2014.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2016 and 2015, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect depreciation expenses for 2016, 2015 and 2014.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2016, 2015 and 2014 totaled $68.6 million, $89.0 million and $106.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

F Intangible assets

(5) Customer relationships

In accordance with IFRS 3 “Business Combinations” and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years.

As of December 2016 the residual value of Maverick and Hydril customer relationships amount to $308 million and $17 million and the residual useful life is 4 years and 1 year respectively.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

H Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

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

I Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs, and it excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management’s analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

K Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

L Equity

(1) Equity components

The Consolidated Statement of Changes in Equity includes:

•	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;

•	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2) Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2016, 2015 and 2014 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3) Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 (iii)).

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

•	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

•	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

•	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay.

•	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

O Employee benefits (Cont.)

(2) Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 “Employee Benefits”.

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to $78.7 million and $84.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is $92.9 million and $105.3 million, respectively.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

Tenaris’s products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company’s subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

R Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 2.8%, 3.0% and 1.2% as of December 31, 2016, 2015 and 2014, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

•	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 37 million, 0.86% of total sales). The revenue recognition of the contracts follows the IAS 11 “Construction Contracts” guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

•	Interest income: on the effective yield basis.

•	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.

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

U Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.

•	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.

•	Available for sale assets: comprise the Company’s interest in the Venezuelan Companies (see Note 31).

•	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.

•	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company’s objectives, policies and processes for managing these risks remained unchanged during 2016.

A. Financial Risk Factors

(i) Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.07 as of December 31, 2016 and 0.08 as of December 31, 2015. The Company does not have to comply with regulatory capital adequacy requirements.

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

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2016 and 2015:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2016	2015
Argentine Peso / U.S. Dollar	(60,204)	(73,399)
Euro / U.S. Dollar	(406,814)	(334,831)
U.S. Dollar / Brazilian Real	125,880	66,826

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)

The main relevant exposures correspond to:

•	Argentine Peso / U.S. dollar

As of December 31, 2016 and 2015 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million and $0.7 million as of December 31, 2016 and 2015, respectively.

•	Euro / U.S. dollar

As of December 31, 2016 and 2015, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $4.1 million and $3.3 million as of December 31, 2016 and 2015, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

•	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million and $0.7 million in December 31, 2016 and 2015, respectively (including a gain / loss of $0.5 million in 2016 and $0.7 million in 2015 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Considering the balances held as of December 31, 2016 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $4.2 million. For balances held as of December 31, 2015, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $3.9 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2016		2015
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	820,600	98%	954,681	98%
Variable rate	19,636	2%	16,835	2%

Total (*)	840,236		971,516

(*)	As of December 31, 2016 approximately 66% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 59% of the total outstanding debt balance as of December 31, 2015.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.8 million in 2016 and $10.8 million in 2015.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2016, 2015 and 2014.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2016 and 2015 trade receivables amount to $954,7 million and $1,135.1 million respectively. Trade receivables have guarantees under credit insurance of $222.1 million and $325.1 million, letter of credit and other bank guarantees of $117.8 million and $20.5 million, and other guarantees of $15.6 million and $7.9 million as of December 31, 2016 and 2015 respectively.

As of December 31, 2016 and 2015 past due trade receivables amounted to $249.0 million and $333.8 million, respectively. Out of those amounts $83.1 million and $84.9 million are guaranteed trade receivables while $85.7 million and $101.5 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v) Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 82% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2016, in comparison with approximately 92% as of December 31, 2015.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2016, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 16% of total assets at the end of 2016 compared to 19% at the end of 2015.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2016 and 2015, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2016 and 2015, U.S. dollar denominated liquid assets represented approximately 95% and 87% of total liquid financial assets respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2016 and 2015.

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	—	—	307,007	307,007	—	—
Cash at banks	92,730	92,730	—	—	—	—	—	—
Liquidity funds	215,807	—	—	—	215,807	215,807	—	—
Short – term investments	91,200	—	—	—	91,200	91,200	—	—
Other investments	1,633,142	—	246,031	—	1,387,111	607,866	779,245	—
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	782,029	—	—	—	782,029	76,260	705,769	—

Non - U.S. Sovereign Bills	41,370	—	—	—	41,370	41,370	—	—
Certificates of Deposits	525,068	—	—	—	525,068	—	525,068	—
Commercial Papers	34,890	—	—	—	34,890	34,890	—	—
Other notes	180,701	—	—	—	180,701	—	180,701	—
Bonds and other fixed Income	841,638	—	246,031	—	595,607	522,131	73,476	—

U.S. government securities	216,732	—	—	—	216,732	216,732	—	—
Non - U.S. government securities	88,805	—	32,644	—	56,161	56,161	—	—
Corporates securities	462,625	—	213,387	—	249,238	249,238	—	—
Mortgage- and Asset-backed securities	73,476	—	—	—	73,476	—	73,476	—
Fund Investments	9,475	—	—	—	9,475	9,475	—	—

Other Investments Non- current	249,719	—	248,049	—	1,670	—	—	1,670
Bonds and other fixed Income	248,049	—	248,049	—	—	—	—	—
Other Investments	1,670	—	—	—	1,670	—	—	1,670
Trade receivables	954,685	954,685	—	—	—	—	—	—
Receivables C and NC	321,718	176,990	—	—	2,759	—	2,759	—
Foreign exchange derivatives contracts	2,759	—	—	—	2,759	—	2,759	—
Other receivables	176,990	176,990	—	—	—	—	—	—
Other receivables (non-Financial)	141,969	—	—	—	—	—	—	—
Available for sale assets (*)	21,572	—	—	21,572	—	—	—	21,572

Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242

Liabilities
Borrowings C and NC	840,236	840,236	—	—	—	—	—	—
Trade payables	556,834	556,834	—	—	—	—	—	—
Other liabilities	183,887	—	—	—	42,635	—	42,635	—
Foreign exchange derivatives contracts	42,635	—	—	—	42,635	—	42,635	—
Other liabilities (non-Financial)	141,252	—	—	—	—	—	—	—

Total		1,397,070	—	—	42,635	—	42,635	—

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

	Carrying Amount	Measurement Categories				At Fair Value
December 31, 2015		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	286,547	101,019	—	—	185,528	185,528	—	—
Cash at banks	101,019	101,019	—	—	—	—	—	—
Liquidity funds	81,735	—	—	—	81,735	81,735	—	—
Short – term investments	103,793	—	—	—	103,793	103,793	—	—
Other investments Current	2,140,862	—	—	—	2,140,862	1,348,268	792,594	—
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	877,436	—	—	—	877,436	219,927	657,509	—

Non - U.S. Sovereign Bills	189,973	—	—	—	189,973	189,973	—	—
Certificates of Deposits	489,248	—	—	—	489,248	—	489,248	—
Commercial Papers	29,954	—	—	—	29,954	29,954	—	—
Other notes	168,261	—	—	—	168,261	—	168,261	—
Bonds and other fixed Income	1,203,695	—	—	—	1,203,695	1,068,610	135,085	—

U.S. government securities	249,124	—	—	—	249,124	249,124	—	—
Non - U.S. government securities	92,975	—	—	—	92,975	92,975	—	—
Corporates securities	726,511	—	—	—	726,511	726,511	—	—
Mortgage- and Asset-backed securities	82,839	—	—	—	82,839	—	82,839	—
Structured Notes	52,246	—	—	—	52,246	—	52,246	—
Fund Investments	59,731	—	—	—	59,731	59,731	—	—

Other Investments Non- current	394,746	—	393,084	—	1,662	—	—	1,662
Bonds and other fixed Income	393,084	—	393,084	—	—	—	—	—
Other Investments	1,662	—	—	—	1,662	—	—	1,662
Trade receivables	1,135,129	1,135,129	—	—	—	—	—	—
Receivables C and NC	369,410	131,896	—	—	18,248	—	18,248	—
Foreing exchange derivatives contracts	18,248	—	—	—	18,248	—	18,248	—
Other receivables	131,896	131,896	—	—	—	—	—	—
Other receivables (non-Financial)	219,266	—	—	—	—	—	—	—
Available for sale assets (*)	21,572	—	—	21,572	—	—	—	21,572

Total		1,368,044	393,084	21,572	2,346,300	1,533,796	810,842	23,234

Liabilities
Borrowings C and NC	971,516	971,516	—	—	—	—	—	—
Trade payables	503,845	503,845	—	—	—	—	—	—
Other liabilities	222,842	14,869	—	—	34,541	—	34,541	—
Foreign exchange derivatives contracts	34,541	—	—	—	34,541	—	34,541	—
Other liabilities	14,869	14,869	—	—	—	—	—	—
Other liabilities (non-Financial)	173,432	—	—	—	—	—	—	—

Total		1,490,230	—	—	34,541	—	34,541	—

(*)	For further detail regarding Available for sale assets, see Note 31.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2016	2015
	Assets / Liabilities
At the beginning of the period	23,234	23,111
Currency translation adjustment and others	8	123

At the end of the year	23,242	23,234

C. Fair value estimation

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

Some of Tenaris’s investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.8% and 99% of its carrying amount including interests accrued as of December 31, 2016 and 2015 respectively.

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued in 2016 as compared with 99% in 2015. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

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

Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $4.7 million debit and $2.8 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2016	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	4,015,491	278,101	4,293,592	234,911
Management View - Operating income	19,630	18,817	38,447	62,298
• Differences in cost of sales and others	(118,381)	(6,962)	(125,343)	3,540
• Differences in depreciation and amortization	27,640	199	27,839	—

IFRS - Operating (loss) income	(71,111)	12,054	(59,057)	65,838
Financial income (expense), net			21,954	(88)

(Loss) income before equity in earnings of non-consolidated companies and income tax			(37,103)	65,750
Equity in earnings of non-consolidated companies			71,533	—

Income before income tax			34,430	65,750

Capital expenditures	751,854	33,108	784,962	1,911
Depreciation and amortization	642,896	14,213	657,109	5,303

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	6,443,814	459,309	6,903,123	197,630
Management View - Operating income	685,870	27,884	713,754	38,547
• Differences in cost of sales and others	(228,948)	(880)	(229,828)	(8,914)
• Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)	—

IFRS - Operating income	137,629	28,166	165,795	29,633
Financial income (expense), net			14,592	(382)

Income before equity in earnings of non-consolidated companies and income tax			180,387	29,251
Equity in losses of non-consolidated companies			(39,558)	—

Income before income tax			140,829	29,251

Capital expenditures	1,088,901	41,412	1,130,313	1,206
Depreciation and amortization	638,456	14,857	653,313	5,465

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	9,581,615	559,844	10,141,459	196,503
Management View - Operating income	2,022,429	10,568	2,032,997	17,167
• Differences in cost of sales and others	(35,463)	4,080	(31,383)	1,117
• Differences in impairment / Depreciation and amortization	(121,289)	207	(121,082)	—

IFRS - Operating income	1,865,677	14,855	1,880,532	18,284
Financial income (expense), net			33,398	(361)

Income before equity in earnings of non-consolidated companies and income tax			1,913,930	17,923
Equity in losses of non-consolidated companies			(164,616)	—

Income before income tax			1,749,314	17,923

Capital expenditures	1,051,148	36,989	1,088,137	1,236
Depreciation and amortization	593,671	15,976	609,647	5,982

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $47,939, $57,468 and $233,863 in 2016, 2015 and 2014, respectively.

Net income under Management view amounted to $96.1 million, while under IFRS amounted to $58.7 million income. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

1 Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	—	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	—	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	—	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	—	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	—	657,109	5,303
Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	—	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	—	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	—	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	—	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	—	653,313	5,465
Year ended December 31, 2014
Net sales	4,782,113	2,124,607	979,042	1,843,778	411,919	—	10,141,459	196,503
Total assets	9,433,050	3,340,973	1,857,285	598,175	498,694	665,202	16,393,379	117,299
Trade receivables	709,294	554,542	259,115	340,880	74,993	—	1,938,824	24,570
Property, plant and equipment, net	2,903,848	1,303,162	683,283	60,354	158,995	—	5,109,642	49,915
Capital expenditures	609,016	338,995	111,232	10,891	18,003	—	1,088,137	1,236
Depreciation and amortization	339,203	120,905	119,226	10,154	20,159	—	609,647	5,982

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (24.8%); “South America” comprises principally Argentina (16.5%), Brazil and Colombia; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Kuwait, Nigeria, Egypt and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan and Indonesia.

(*)	Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2016, 2015 and 2014 (see Note 12 and 31).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Inventories at the beginning of the year	1,843,467	2,779,869	2,702,647
Plus: Charges of the period
Raw materials, energy, consumables and other	1,528,532	1,934,209	3,944,283
Increase in inventory due to business combinations	—	—	4,338
Services and fees	199,210	298,470	453,818
Labor cost	658,975	947,997	1,204,720
Depreciation of property, plant and equipment	376,965	377,596	366,932
Amortization of intangible assets	27,244	24,100	17,324
Maintenance expenses	122,553	184,053	217,694
Allowance for obsolescence	32,765	68,669	4,704
Taxes	16,693	21,523	20,024
Other	89,575	92,059	130,845

	3,052,512	3,948,676	6,364,682
Less: Inventories at the end of the year (*)	(1,593,708)	(1,843,467)	(2,779,869)
From discontinued operations	(136,587)	(137,318)	(147,045)

	3,165,684	4,747,760	6,140,415

(*)	Includes 29.8 million related to discontinued operations.

For the year ended December 2016 and 2015, labor cost includes approximately $35 million and $104 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3 Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Services and fees	123,653	158,541	178,700
Labor cost	441,355	579,360	594,660
Depreciation of property, plant and equipment	16,965	18,543	20,197
Amortization of intangible assets	241,238	238,539	211,176
Commissions, freight and other selling expenses	243,401	351,657	598,138
Provisions for contingencies	30,841	19,672	35,557
Allowances for doubtful accounts	(12,573)	36,788	21,704
Taxes	67,724	129,018	165,675
Other	76,563	92,157	138,145

	1,229,167	1,624,275	1,963,952
From discontinued operations	(32,238)	(30,678)	(31,174)

	1,196,929	1,593,597	1,932,778

For the year ended December 2016 and 2015, labor cost includes approximately $38 million and $73 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Wages, salaries and social security costs	1,062,535	1,504,918	1,743,253
Employees’ service rescission indemnity (including those classified as defined contribution plans)	10,758	13,286	17,431
Pension benefits—defined benefit plans	10,563	14,813	18,645
Employee retention and long term incentive program	16,474	(5,660)	20,051

	1,100,330	1,527,357	1,799,380
From discontinued operations	(28,306)	(24,665)	(23,233)

	1,072,024	1,502,692	1,776,147

At the year-end, the number of employees was 19,399 in 2016, 21,741 in 2015 and 27,816 in 2014.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2016	2015	2014
Argentina	4,755	5,388	6,421
Mexico	4,968	5,101	5,518
Brazil	1,166	2,050	3,835
USA	1,636	2,190	3,549
Italy	1,979	2,030	2,352
Romania	1,631	1,624	1,725
Canada	473	546	1,225
Indonesia	509	532	677
Colombia	750	636	614
Japan	458	508	588
Other	1,074	1,136	1,312

	19,399	21,741	27,816

From discontinued operations	(323)	(292)	(267)

	19,076	21,449	27,549

5 Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Other operating income
Net income from other sales	16,275	7,480	8,843
Net rents	4,852	6,462	4,041
Other	—	661	14,971

	21,127	14,603	27,855

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,534	9,052	9,961
Provisions for legal claims and contingencies	10	1	(760)
Loss on fixed assets and material supplies disposed / scrapped	57	94	203
Impairment charge	—	400,314	205,849
Allowance for doubtful receivables	432	1,114	336
Other	1,378	—	—

	11,411	410,575	215,589

From discontinued operations	(248)	(1)	—

	11,163	410,574	215,589

Impairment charge

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

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions, used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2016, the main discount rates used were in a range between 9.1% and 10.9%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

5 Other operating income and expenses (Cont.)

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company’s cash flow projections, a further deterioration of the business, competitive and economic factors, such as the oil and gas prices and the evolution of the rig count.

From the CGUs with significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs´ carrying amount to exceed its recoverable amount was OCTG USA.

In OCTG USA, the recoverable amount calculated based on value in use exceed carrying value by $154.6 million as of December 31, 2016. The following changes in key assumptions, at CGU OCTG – USA, assuming unchanged values for the other assumptions, would cause the recoverable amount to be equal to the respective carrying value as of the impairment test:

Increase in the discount rate	117 Bps
Decrease of the growth rate	-1.6%
Decrease of the cash flow projections	-17.2%

In 2015 and 2014, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 and $205.8 respectively.

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Interest Income	60,405	39,516	34,582
Interest from available-for-sale financial assets	—	—	4,992
Net result on changes in FV of financial assets at FVTPL	5,799	(4,942)	(1,478)
Net result on available-for-sale financial assets	—	—	115

Finance income	66,204	34,574	38,211
Finance Cost	(22,329)	(23,058)	(44,388)
Net foreign exchange transactions results	(2,146)	(13,301)	50,298
Foreign exchange derivatives contracts results	(31,310)	30,468	(4,733)
Other	11,447	(14,473)	(6,351)

Other Financial results	(22,009)	2,694	39,214

Net Financial results	21,866	14,210	33,037
From discontinued operations	88	382	361

	21,954	14,592	33,398

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

7 Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
From non-consolidated companies	71,533	(10,674)	(24,696)
Gain on equity interest (see Note 26)	—	—	21,302
Impairment loss on non-consolidated companies (see Note 12)	—	(28,884)	(161,222)

	71,533	(39,558)	(164,616)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

8 Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Current tax	174,410	164,562	695,136
Deferred tax	(132,969)	79,943	(109,075)

	41,441	244,505	586,061

From discontinued operations	(24,339)	(10,121)	(5,630)

	17,102	234,384	580,431

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014
Income before income tax	34,430	140,829	1,749,314

Tax calculated at the tax rate in each country (*)	(91,628)	(71,588)	307,193
Non taxable income / Non deductible expenses, net (*)	51,062	149,632	132,442
Changes in the tax rates	4,720	6,436	3,249
Effect of currency translation on tax base (**)	105,758	151,615	138,925
Accrual / Utilization of previously unrecognized tax losses (***)	(52,810)	(1,711)	(1,378)

Tax charge	17,102	234,384	580,431

(*)	Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.
(**)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexican, Colombia and Argentinian), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.
(***)	It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss generated from the dissolution of some companies which effects can be carried forward and used to offset any future capital gains in the United States.

9 Dividends distribution

On November 3, 2016, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 23, 2016, with an ex-dividend date of November 21, 2016.

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

10 Property, plant and equipment, net

Year ended December 31, 2016	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200
Translation differences	10,483	(2,284)	3,716	2,604	(290)	14,229
Additions (*)	572	1,445	747	750,075	4,656	757,495
Disposals / Consumptions	(5,774)	(22,306)	(11,037)	(4,852)	(2,494)	(46,463)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	100,079	356,420	13,694	(474,063)	1,640	(2,230)

Values at the end of the year	1,836,614	8,691,687	372,989	1,490,039	35,986	12,427,315

Depreciation and impairment
Accumulated at the beginning of the year	455,499	5,432,715	228,966	—	13,762	6,130,942
Translation differences	2,240	(6,087)	2,953	—	(358)	(1,252)
Depreciation charge	46,150	324,886	22,361	—	533	393,930
Transfers / Reclassifications	2,856	(6,761)	(333)	—	(3,396)	(7,634)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	—	—	(57,446)
Disposals / Consumptions	(3,064)	(21,228)	(8,872)	—	—	(33,164)

Accumulated at the end of the year	495,129	5,675,597	244,109	—	10,541	6,425,376

At December 31, 2016	1,341,485	3,016,090	128,880	1,490,039	25,445	6,001,939

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)

Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	—	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	—	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	—	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	—	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	—	47	(63,253)

Accumulated at the end of the year	455,499	5,432,715	228,966	—	13,762	6,130,942

At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Property, plant and equipment include capitalized interests for net amounts at December 31, 2016 and 2015 of $25.4 million and $15.5 million, respectively. The average capitalization interest rates applied were 1.28% during 2016 and 1.53% during 2015.

(*)	The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

11 Intangible assets, net

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	—	6,906
Additions	28,730	648	—	—	29,378
Transfers / Reclassifications	(546)	(222)	—	—	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	—	—	(991)

Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization and impairment
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	—	—	—	1,325
Amortization charge	72,632	30,633	—	165,217	268,482
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Transfers / Reclassifications	(245)	(153)	—	—	(398)
Disposals	(153)	—	—	—	(153)

Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325

At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	—	(23,549)
Additions	65,022	774	—	—	65,796
Transfers / Reclassifications	95	1,028	—	—	1,123
Disposals	(56)	(1,027)	—	—	(1,083)

Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	—	—	—	(7,454)
Amortization charge	59,342	30,588	—	172,709	262,639
Impairment charge (See Note 5)	—	—	400,314	—	400,314
Transfers / Reclassifications	(35)	1,001	—	—	966

Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734

At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

(*)	Includes Proprietary Technology.

The geographical allocation of goodwill for the year ended December 31, 2016 was $1,168.4 million for North America, $121.7 million for South America, $1.8 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2016, was as follows:

(All amounts in million US dollar)
As of December 31, 2016	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	—	—	—	225
Tamsa (Hydril and other)	—	346	19	—	365
Siderca (Hydril and other)	—	265	93	—	358
Hydril	—	309	—	—	309
Coiled Tubing	—	—	—	4	4
Socotherm	—	—	28	—	28
Other	—	—	4	—	4

Total	225	920	144	4	1,293

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

12 Investments in non-consolidated companies

	Year ended December 31,
	2016	2015
At the beginning of the year	490,645	643,630
Translation differences	3,473	(92,914)
Equity in earnings of non-consolidated companies	71,533	(10,674)
Impairment loss in non-consolidated companies	—	(28,884)
Dividends and distributions received (a)	(20,674)	(20,674)
Additions	17,108	4,400
Decrease / increase in equity reserves	(5,054)	(4,239)

At the end of the period	557,031	490,645

(a)	Related to Ternium

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2016	2015	2016	2015
a) Ternium (*)	Luxembourg	11.46%	11.46%	491,285	449,375
b) Usiminas (**)	Brazil	3.08%	2.5%	61,904	36,109
Others	—	—	—	3,842	5,161

				557,031	490,645

(*)	Including treasury shares.
(**)	At December 31, 2016 and 2015 the voting rights were 5.2% and 5.0% respectively.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2016, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $24.15 per ADS, giving Tenaris’s ownership stake a market value of approximately $554.8 million (Level 1). At December 31, 2016, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $491.3 million. See Section II.B.2.

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

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.2%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2016	2015
Non-current assets	5,622,556	5,480,389
Current assets	2,700,314	2,582,204

Total assets	8,322,870	8,062,593

Non-current liabilities	1,324,785	1,558,979
Current liabilities	1,831,492	1,700,617

Total liabilities	3,156,277	3,259,596

Non-controlling interests	775,295	769,849
Revenues	7,223,975	7,877,449
Gross profit	1,839,585	1,400,177
Net income for the year attributable to owners of the parent	595,644	8,127
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent	534,827	(457,750)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

12 Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2016 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.26 ($2.53) and BRL4.1 ($1.26), respectively, giving Tenaris’s ownership stake a market value of approximately $94.1 million (Level 1). As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $61.9 million.

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

During 2015 and 2014 the Company recorded an impairment charge of $28.9 million and $161.2 million respectively.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2016	2015
Non-current assets	6,085,811	5,343,038
Current assets	1,970,015	1,765,733

Total assets	8,055,826	7,108,771

Non-current liabilities	2,856,883	2,117,536
Current liabilities	537,646	1,151,383

Total liabilities	3,394,529	3,268,919

Non-controlling interests	508,083	405,880
Revenues	2,442,596	3,115,551
Gross profit	150,999	70,801
Net loss for the year attributable to owners of the parent	(166,153)	(1,053,806)

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of December 31, 2016, Tenaris held 22% of Techgen’s share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2016, Tenaris’s exposure under these agreements amounted to $61.3 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, the loan agreement has been fully disbursed for $800 million, as a result, the amount guaranteed by Tenaris was approximately $176 million. During 2016 the shareholders of Techgen made additional investments in Techgen, in term of subsidiary loans, which in case of Tenaris amounted to $42.4 million. As of December 31, 2016 these loans amount to $86.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

13 Receivables – non current

	Year ended December 31,
	2016	2015
Government entities	913	1,113
Employee advances and loans	7,202	11,485
Tax credits	32,769	25,660
Receivables from related parties	91,419	62,675
Legal deposits	13,876	14,719
Advances to suppliers and other advances	19,520	70,509
Others	32,217	35,515

	197,916	221,676
Allowances for doubtful accounts (see Note 22 (i))	(913)	(1,112)

	197,003	220,564

14 Inventories

	Year ended December 31,
	2016	2015
Finished goods	653,482	741,437
Goods in process	375,822	407,126
Raw materials	160,284	277,184
Supplies	451,777	503,692
Goods in transit	162,766	143,228

	1,804,131	2,072,667
Allowance for obsolescence (see Note 23 (i))	(240,242)	(229,200)

	1,563,889	1,843,467

15 Receivables and prepayments

	Year ended December 31,
	2016	2015
Prepaid expenses and other receivables	28,278	29,463
Government entities	3,052	3,498
Employee advances and loans	10,458	10,951
Advances to suppliers and other advances	16,088	27,823
Government tax refunds on exports	9,350	7,053
Receivables from related parties	24,742	14,249
Derivative financial instruments	2,759	18,155
Miscellaneous	36,320	44,736

	131,047	155,928
Allowance for other doubtful accounts (see Note 23 (i))	(6,332)	(7,082)

	124,715	148,846

16 Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2016	2015
V.A.T. credits	61,552	60,730
Prepaid taxes	79,434	127,450

	140,986	188,180

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

16 Current tax assets and liabilities (Cont.)

	Year ended December 31,
Current tax liabilities	2016	2015
Income tax liabilities	55,841	46,600
V.A.T. liabilities	11,065	24,661
Other taxes	34,291	64,757

	101,197	136,018

17 Trade receivables

	Year ended December 31,
	2016	2015
Current accounts	1,026,026	1,216,126
Receivables from related parties	14,383	20,483

	1,040,409	1,236,609
Allowance for doubtful accounts (see Note 23 (i))	(85,724)	(101,480)

	954,685	1,135,129

The following table sets forth details of the aging of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538

Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)

Net Value	954,685	791,315	119,553	43,817

At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649

Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	—	(1,664)	(99,816)

Net Value	1,135,129	902,856	184,215	48,058

Trade receivables are mainly denominated in U.S. dollars.

18 Cash and cash equivalents and Other investments

	Year ended December 31,
	2016	2015
Cash and cash equivalents
Cash at banks	92,730	101,019
Liquidity funds	215,807	81,735
Short – term investments	91,200	103,793

	399,737	286,547

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	782,029	877,436
Bonds and other fixed Income	841,638	1,203,695
Fund Investments	9,475	59,731

	1,633,142	2,140,862

Other investments - Non-current
Bonds and other fixed Income	248,049	393,084
Others	1,670	1,662

	249,719	394,746

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

19 Borrowings

	Year ended December 31,
	2016	2015
Non-current
Bank borrowings	31,544	223,050
Finance lease liabilities	35	171
Costs of issue of debt	(37)	—

	31,542	223,221

Current
Bank borrowings and other loans including related companies	807,252	747,704
Bank overdrafts	1,320	349
Finance lease liabilities	130	371
Costs of issue of debt	(8)	(129)

	808,694	748,295

Total Borrowings	840,236	971,516

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	—	—	—	—	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071

Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289

Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	—	—	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974

Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279

Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

(*)	Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2016	Tamsa	Bank loans	391	2017
2015	TuboCaribe	Bank loan	200	Jan - 17
2016	Siderca	Bank loans	198	2017

As of December 31, 2016, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2016 and 2015 (considering hedge accounting where applicable).

	2016	2015
Total borrowings	1.97%	1.52%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

19 Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Fixed	19,461	219,778
EUR	Fixed	10,701	2,922
Others	Variable	1,380	521

Total non-current borrowings		31,542	223,221

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Variable	17,081	16,046
USD	Fixed	200,448	2,482
EUR	Variable	99	66
EUR	Fixed	841	1,047
MXN	Fixed	391,318	614,916
ARS	Fixed	197,637	113,326
ARS	Variable	1,041	37
Others	Variable	35	165
Others	Fixed	194	210

Total current borrowings		808,694	748,295

20 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	—	44	(496)
Charged directly to Other Comprehensive Income	—	—	(40)	(40)
Transfer to assets held for sale	(5,724)			(5,724)
Income statement credit	(29,819)	(5,625)	(34,848)	(70,292)

At December 31, 2016	263,056	36,891	514,713	814,660

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences / reclassifications	(28,343)	—	11,154	(17,189)
Charged directly to Other Comprehensive Income	—	—	3,999	3,999
Income statement (credit) / charge	(18,903)	(1,718)	51,958	31,337

At December 31, 2015	299,139	42,516	549,557	891,212

(*)	Includes the effect of currency translation on tax base explained in Note 8.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

20 Deferred income tax (Cont.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	—	275	—	753	1,028
Charged directly to Other Comprehensive Income	—	—	—	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)

At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

(*)	As of December 31, 2016, the recognized deferred tax assets on tax losses amount to $199.3 million and the net unrecognized deferred tax assets amount to $47.2 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences / reclassifications	24,411	4,049	6,988	1,020	36,468
Charged directly to Other Comprehensive Income	—	—	—	527	527
Income statement (credit) / charge	(11,500)	78,282	(64,730)	46,554	48,606

At December 31, 2015	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2016	2015
Deferred tax assets to be recovered after 12 months	(226,431)	(109,025)
Deferred tax liabilities to be recovered after 12 months	761,039	843,022

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

	Year ended December 31,
	2016	2015
Deferred tax assets	(144,613)	(200,706)
Deferred tax liabilities	550,657	750,325

	406,044	549,619

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2016	2015
At the beginning of the year	549,619	445,871
Translation differences	(7,693)	19,279
Charged directly to Other Comprehensive Income	1,783	4,526
Income statement credit (debit)	(132,969)	79,943
Transfer to assets held for sale	(4,696)	—

At the end of the period	406,044	549,619

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21 Other liabilities

(i) Other liabilities – Non-current

	Year ended December 31,
	2016	2015
Post-employment benefits	125,161	135,880
Other-long term benefits	66,714	78,830
Miscellaneous	21,742	16,466

	213,617	231,176

Post-employment benefits

•	Unfunded

	Year ended December 31,
	2016	2015
Values at the beginning of the period	107,601	126,733
Current service cost	4,625	5,918
Interest cost	6,371	6,164
Curtailments and settlements	24	(128)
Remeasurements (*)	(4,501)	(9,743)
Translation differences	(2,204)	(8,418)
Benefits paid from the plan	(13,921)	(16,062)
Other	(1,766)	3,137

At the end of the year	96,229	107,601

(*)	For 2016 a loss of $0.6 million is attributable to demographic assumptions and a gain of $5.1 million to financial assumptions. For 2015 a gain of $9.1 and $0.6 million is attributable to demographic and financial assumptions, respectively.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2016	2015
Discount rate	1% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $7.1 million and $8.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.2 million and $3.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2016	2015
Present value of funded obligations	159,612	153,974
Fair value of plan assets	(132,913)	(128,321)

Liability (*)	26,699	25,653

(*)	In 2016 and 2015, $2.2 million and $2.6 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21 Other liabilities (Cont.)

(i) Other liabilities – Non-current (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2016	2015
At the beginning of the year	153,974	183,085
Translation differences	384	(18,507)
Current service cost	162	1,155
Interest cost	6,403	6,725
Remeasurements (*)	7,753	(6,124)
Benefits paid	(9,064)	(12,360)

At the end of the year	159,612	153,974

(*)	For 2016 a gain of $0.9 million is attributable to demographic assumptions and a loss of $8.7 million to financial assumptions. For 2015 a gain of $1.1 and $5.0 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2016	2015
At the beginning of the year	(128,321)	(147,991)
Return on plan assets	(7,022)	(5,021)
Remeasurements	(3,022)	1,686
Translation differences	365	15,651
Contributions paid to the plan	(4,374)	(5,066)
Benefits paid from the plan	9,064	12,360
Other	397	60

At the end of the year	(132,913)	(128,321)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2016	2015
Equity instruments	52.4%	52.3%
Debt instruments	43.9%	44.3%
Others	3.7%	3.4%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2016	2015
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 2%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

21 Other liabilities (Cont.)

(i) Other liabilities – Non-current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18.5 million and $22.8 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $1.7 million and $1.6 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2017 amount approximately to $6 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii) Other liabilities - current

	Year ended December 31,
	2016	2015
Payroll and social security payable	125,991	173,528
Liabilities with related parties	135	351
Derivative financial instruments	42,635	34,445
Miscellaneous	15,126	14,518

	183,887	222,842

22 Non-current allowances and provisions

(i) Deducted from non-current receivables

	Year ended December 31,
	2016	2015
Values at the beginning of the year	(1,112)	(1,696)
Translation differences	199	584

Values at the end of the year	(913)	(1,112)

(ii) Liabilities

	Year ended December 31,
	2016	2015
Values at the beginning of the year	61,421	70,714
Translation differences	3,296	(20,725)
Additional provisions	6,794	9,390
Reclassifications	(1,932)	6,562
Used	(6,322)	(4,520)

Values at the end of the year	63,257	61,421

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

23 Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	—	896
Used	4,004	1,107	23,542

At December 31, 2016	(85,724)	(6,332)	(240,242)

Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953

At December 31, 2015	(101,480)	(7,082)	(229,200)

(ii) Liabilities

Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional allowances	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)

At December 31, 2016	13,885	8,871	22,756

Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)

At December 31, 2015	6,290	2,705	8,995

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

24 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2016	2015
Foreign exchange derivatives contracts	2,759	18,248

Contracts with positive fair values	2,759	18,248

Foreign exchange derivatives contracts	(42,635)	(34,541)

Contracts with negative fair values	(42,635)	(34,541)

Total	(39,876)	(16,293)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2016 and 2015, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2016	2015	2016	2015
MXN	USD	2017	(35,165)	(24,364)	9	320
USD	MXN	2017	694	14,466	(2,280)	(21)
EUR	USD	2017	(360)	331	—	—
USD	EUR	2017	(33)	957	(1,435)	(819)
JPY	USD	2017	(179)	(24)	73	—
USD	KWD	2017	(2,447)	28	(1,016)	28
USD	ARS	2017	(748)	—	—	—
ARS	USD	2017	318	(8,639)	(93)	3,175
USD	BRL	2017	(1,581)	402	—	—
USD	GBP	2017	—	85	—	—
Others			(375)	465	—	100

Total			(39,876)	(16,293)	(4,742)	2,783

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16
Foreign Exchange	(7,916)	10,699	2,783	(7,525)	(4,742)

Total Cash flow Hedge	(7,916)	10,699	2,783	(7,525)	(4,742)

Tenaris estimates that the cash flow hedge reserve at December 31, 2016 will be recycled to the Consolidated Income Statement during 2017.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25 Contingencies, commitments and restrictions on the distribution of profits

(i) Contingencies

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

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR295 million (approximately $310.9 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $9.5 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR223 million (approximately $235.1 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

•	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i) Contingencies (Cont.)

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

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer. The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

Separately, on November 10, 2014, CSN filed a complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (“CADE”). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements

•	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i) Contingencies (Cont.)

•	Veracel Celulose Accident Litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. Other parties have also filed their observations and/or opinions concerning the experts’ report, which are currently subject to the court examination. As of December 31, 2016, the estimated amount of Itaú’s claim is approximately BRL 74.5 million (approximately $22.9 million), and the estimated amount of Veracel’s claim is approximately BRL 47.7 million (approximately $14.6 million), for an aggregate amount BRL 122.2 million ($37.5 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and objections presented by Confab. No provision has been recorded in these Consolidated Financial Statements.

•	Petroamazonas Penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

•	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

(ii) Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $423 million.

•	A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $175.8 million related to the investment plan to expand Tenaris’s U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2016 approximately $1.349 million had already been invested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii) Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012

Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2016, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)

Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733

Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

26 Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris completed the acquisition of the 100% of Socotherm Brasil S.A.(“Socotherm”). The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million. Tenaris accounted for this transaction as a step-acquisition and consequently remeasured to fair value its ownership interest in Socotherm held before the acquisition. As a result, Tenaris recorded in “Equity in earnings (losses) of non-consolidated companies” a gain of approximately $21.3 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

27 Cash flow disclosures

		Year ended December 31,
		2016	2015	2014
(i)	Changes in working capital
	Inventories	244,720	936,402	(72,883)
	Receivables and prepayments and Current tax assets	70,874	60,009	(31,061)
	Trade receivables	146,824	828,265	20,886
	Other liabilities	(79,046)	(123,904)	(61,636)
	Customer advances	(95,112)	1,171	76,383
	Trade payables	59,939	(327,958)	(3,755)

		348,199	1,373,985	(72,066)

(ii)	Income tax accruals less payments
	Tax accrued	41,441	244,505	586,061
	Taxes paid	(169,520)	(335,585)	(506,999)

		(128,079)	(91,080)	79,062

(iii)	Interest accruals less payments, net
	Interest accrued	(43,872)	(11,517)	6,174
	Interest received	22,326	28,238	31,306
	Interest paid	(18,858)	(18,696)	(74,672)

		(40,404)	(1,975)	(37,192)

(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	399,900	286,547	417,645
	Bank overdrafts	(1,320)	(349)	(1,200)

		398,580	286,198	416,445

As of December 31, 2016, 2015 and 2014, the components of the line item “other, including currency translation adjustment” are immaterial to net cash provided by operating activities.

28 Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $332.4 million. The agreement was subject to U.S. antitrust clearance and other customary conditions and was closed during January 2017.

The transaction was reported as a discontinued operation due to the relevance of such business on the total net income of segment “Other”.

Analysis of the result of discontinued operations:

(all amounts in thousands of US dollars, unless otherwise stated)	Year ended December 31,
	2016	2015	2014
Net sales	234,911	197,630	196,503
Cost of sales	(136,587)	(137,318)	(147,045)

Gross profit	98,324	60,312	49,458
Selling, general and administrative expenses	(32,238)	(30,678)	(31,174)
Other operating expenses	(248)	(1)	—

Operating income	65,838	29,633	18,284
Other financial results	(88)	(382)	(361)

Income before income tax	65,750	29,251	17,923
Income tax	(24,339)	(10,121)	(5,630)

Income for continuing operations	41,411	19,130	12,293

Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.04	0.02	0.01
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.07	0.03	0.02

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

28 Net assets of disposal group classified as held for sale (Cont.)

Summarized cash flow information is as follows:

	2016	2015	2014
Cash at the beginning	15,343	13,848	18,790
Cash at the end	18,820	15,343	13,848

Increase (decrease) in cash	3,477	1,495	(4,942)
Provided by operating activities	24,535	42,701	8,294
Used in investing activities	(1,058)	(1,206)	(1,236)
Used in financing activities	(20,000)	(40,000)	(12,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

On January 20, 2017, the sale was completed and Tenaris estimates a net profit after bank fees and other related expenses of approximately $189.2 million.

Current and non-current assets and liabilities of disposal group

	At December 31, 2016
ASSETS
Non-current assets
Property, plant and equipment, net	41,470
Intangible assets, net (*)	45,894	87,364

Current assets
Inventories, net	29,819
Receivables and prepayments, net	451
Trade receivables, net	33,620
Cash and cash equivalents	163	64,053

Total assets of disposal group classified as held for sale		151,417

LIABILITIES
Non-current liabilities
Deferred tax liabilities	4,696
Other liabilities	680	5,376

Current liabilities
Current tax liabilities	4,100
Other liabilities	1,668
Trade payables	6,950	12,718

Total liabilities of disposal group classified as held for sale		18,094

(*)	Includes $45.8 million of goodwill

29 Related party transactions

As of December 31, 2016:

•	San Faustin S.A., a Luxembourg Société Anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée, who is the holder of record of the above-mentioned Tenaris shares.

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting rights in San Faustin sufficient to control San Faustin.

•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.10% of the Company’s outstanding shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

29 Related party transactions (Cont.)

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

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2016	2015	2014
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	21,174	24,019	33,342
	Sales of goods to other related parties	32,613	87,663	103,377
	Sales of services to non-consolidated parties	9,542	10,154	10,932
	Sales of services to other related parties	2,948	4,010	3,264

		66,277	125,846	150,915

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	67,048	260,280	302,144
	Purchases of goods to other related parties	20,150	35,153	44,185
	Purchases of services to non-consolidated parties	11,528	16,153	27,304
	Purchases of services to other related parties	53,530	78,805	90,652

		152,256	390,391	464,285

	(all amounts in thousands of U.S. dollars)	At December 31,
		2016	2015
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	117,187	73,412
	Receivables from other related parties	13,357	23,995
	Payables to non-consolidated parties	(21,314)	(20,000)
	Payables to other related parties	(12,708)	(19,655)

		96,522	57,752

Directors’ and senior management compensation

During the years ended December 31, 2016, 2015 and 2014, the cash compensation of Directors and Senior managers amounted to $38.6 million, $28.8 million and $26 million respectively. In addition, Directors and Senior managers received 500, 540 and 567 thousand units for a total amount of $4.8 million, $5.4 million and $6.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

30 Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2016.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2016	2015	2014
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	99%	99%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
TALTA—TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	Tenaris Investments S.a.r.l. holds 100% of Hydril’s subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2016, 2015 and 2014.
(b)	Tenaris holds 97.5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

31 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and the ad hoc committee that will hear Venezuela’s request was constituted on December 27, 2016. The parties are in the process of exchanging briefs. A hearing is scheduled to be held in the first quarter of 2017 regarding Tenaris’s and Talta’s opposition to Venezuela’s request to continue stay enforcement of the award. Following that hearing, there will be a further exchange of briefs and an oral hearing on Venezuela’s annulment request, currently proposed to be held in the last quarter of 2017.

Concerning the arbitration proceeding relating to the nationalization of Tenaris’s shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted $76 million. The deadline for filing a request for annulment of the award expires on April 11, 2017.

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

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2016, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2016, 2015 and 2014

32 Fees paid to the Company’s principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Audit Fees	3,588	4,372	5,231
Audit-Related Fees	64	78	142
Tax Fees	14	25	89
All Other Fees	3	15	35

Total	3,669	4,490	5,497

33 Subsequent event

Annual Dividend Proposal

On February 22, 2017 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders’ meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 23, 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer