Form 20-F
period 2017-12-31
TENARIS SA
filed 2018-04-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2017

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

Gonzalo Domínguez

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero, Ojam & Ruiz Moreno Abogados Alicia Moreau de Justo 400, 3rd Floor (C1107AAH) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

3

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this annual report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II. Accounting Policies A. Basis of presentation” and “II. Accounting Policies B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B. “Information on the Company – Business Overview – Our Products.”

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and in accordance with IFRS as adopted by the European Union. IFRS differs in certain significant respects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 7.2 for more details on these alternative performance measures.

Following the sale in January 2017 of our steel electric conduit business in North America, known as Republic Conduit, the results of Republic Conduit are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows and earnings per share from discontinued operations are disclosed separately in note 28 “Net assets of disposal group classified as held for sale” to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

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

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3.D. “Key Information – Risk Factors”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barrier.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated therein(1). Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, an independent registered public accounting firm. PricewaterhouseCoopers, Société coopérative is a member firm of PwC International Limited, or PWC. IFRS differs in certain significant respects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles.”

	For the year ended December 31,
Thousands of U.S. dollars (except number of shares and per share amounts)	2017	2016	2015	2014	2013

Selected consolidated income statement data (1)

Continuing operations
Net sales	5,288,504	4,293,592	6,903,123	10,141,459	10,424,191
Cost of sales	(3,685,057)	(3,165,684)	(4,747,760)	(6,140,415)	(6,322,198)
Gross profit	1,603,447	1,127,908	2,155,363	4,001,044	4,101,993
Selling, general and administrative expenses	(1,270,016)	(1,196,929)	(1,593,597)	(1,932,778)	(1,912,164)
Other operating income (expenses), net (2)	1,157	9,964	(395,971)	(187,734)	(13,727)
Operating income (loss)	334,588	(59,057)	165,795	1,880,532	2,176,102
Finance income	47,605	66,204	34,574	38,211	34,767
Finance cost	(27,072)	(22,329)	(23,058)	(44,388)	(70,450)
Other financial results	(43,550)	(21,921)	3,076	39,575	7,290
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	311,571	(37,103)	180,387	1,913,930	2,147,709
Equity in earnings (losses) of non-consolidated companies (3)	116,140	71,533	(39,558)	(164,616)	46,098
Income before income tax	427,711	34,430	140,829	1,749,314	2,193,807
Income tax	17,136	(17,102)	(234,384)	(580,431)	(625,798)
Income (loss) for the year for continuing operations	444,847	17,328	(93,555)	1,168,883	1,568,009

Discontinued operations
Result for discontinued operations	91,542	41,411	19,130	12,293	6,363
Income (loss) for the year (4)	536,389	58,739	(74,425)	1,181,176	1,574,372

Income (loss) attributable to (4):
Owners of the parent	544,737	55,298	(80,162)	1,158,517	1,551,394
Non-controlling interests	(8,348)	3,441	5,737	22,659	22,978
Income (loss) for the year (4)	536,389	58,739	(74,425)	1,181,176	1,574,372

Depreciation and amortization for continuing operations	(608,640)	(657,109)	(653,313)	(609,647)	(604,017)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.38	0.01	(0.08)	0.97	1.31
Basic and diluted earnings (losses) per share	0.46	0.05	(0.07)	0.98	1.31
Dividends per share (5)	0.41	0.41	0.45	0.45	0.43

(1)	Following the sale in January 2017 of our steel electric conduit business in North America, known as Republic Conduit, the results of that business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations.” Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations.
(2)	Other operating income (expenses), net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations and in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.
(3)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015 and $161 million in 2014.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised) requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(5)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

	At December 31,
Thousands of U.S. dollars (except number of shares)	2017	2016	2015	2014	2013

Selected consolidated financial position data

Current assets	5,381,154	4,817,154	5,743,031	7,396,322	6,903,900
Property, plant and equipment, net	6,229,143	6,001,939	5,672,258	5,159,557	4,673,767
Other non-current assets	2,787,921	3,032,765	3,471,685	3,954,799	4,353,303
Assets of disposal group classified as held for sale	-	151,417	-	-	-
Total assets	14,398,218	14,003,275	14,886,974	16,510,678	15,930,970

Current liabilities	2,070,899	1,713,036	1,754,775	2,602,829	2,119,729
Non-current borrowings	34,645	31,542	223,221	30,833	246,218
Deferred tax liabilities	457,970	550,657	750,325	714,123	751,105
Other non-current liabilities	253,734	276,874	292,597	356,579	344,052
Liabilities of disposal group classified as held for sale	-	18,094	-	-	-
Total liabilities	2,817,248	2,590,203	3,020,918	3,704,364	3,461,104

Capital and reserves attributable to the owners of the parent	11,482,185	11,287,417	11,713,344	12,654,114	12,290,420
Non-controlling interests	98,785	125,655	152,712	152,200	179,446
Total equity	11,580,970	11,413,072	11,866,056	12,806,314	12,469,866

Total liabilities and equity	14,398,218	14,003,275	14,886,974	16,510,678	15,930,970

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries, or OPEC. Many of our customers are state-owned companies in member countries of OPEC. A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Other circumstances – such as geopolitical events and hostilities in the Middle East and elsewhere – may also affect drilling activity and, as a result, cause steel pipe consumption to decline, and thus have a material impact on our revenues, profitability and financial condition. For example, the level of drilling activity and the investment by oil and gas companies declined in 2015 and 2016 as they were severely affected by the strong decline of oil and gas prices. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices; accordingly, oil and gas companies may cut their investment plans and consequently, demand for our products could decline.

Climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced.

There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry.  Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive against fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially but not only in China, to increase production capacity of seamless steel pipe products. New production capacity continues to be installed and there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater and oil sands projects, has led to a slowdown in the sanctioning of new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. In addition, there is an increasing risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, despite the application of antidumping duties and tariffs, we can give no assurance with respect to the effectiveness of these actions. Therefore, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulation, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, shortages of energy and natural gas in Argentina and the resulting supply restrictions imposed by the government could lead to production cutbacks at our facilities in Argentina. Similarly, in Mexico, the decrease in the national production of natural gas and constraints in natural gas transportation capacity have led to increased imports of natural gas which have resulted in increased natural gas transportation costs and, thus, higher steel pipe products production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.” At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Moreover, we are dependent on a few suppliers for a significant portion of our requirements for steel coils at our welded pipe operations in North America and the loss of any of these suppliers could result in increased production costs, production cutbacks and reduced competitiveness at these operations.

We may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices on our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand. If demand for our products falls significantly, these costs may adversely affect our profitability and financial condition. For example, during 2015 and 2016, in response to the downturn of the oil and gas industry, we implemented temporary suspensions of certain of our operations, mostly in the United States and Canada. Temporary suspensions of operations generally lead to layoffs of employees which may in turn give rise to labor conflicts and impact operations. Moreover, temporary suspensions may also affect profitability and result in charges for asset impairments.

Risks Relating to Our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country.

For example, our business and operations in Argentina may be materially and adversely affected by economic, political, social, fiscal and regulatory developments. Argentina is subject to high inflation rates and our business and operations in Argentina may be adversely affected by increases in services and labor costs inflation or by the measures that may be adopted by the government to address inflation. In addition, an increased level of labor demands prompted by a growing inflation rate could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results. Other developments that may have an adverse effect on our operations and financial results include increased taxes, exchange controls, restrictions on capital flows, and export and import taxes or restrictions. In addition, in recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. Shortages of energy and natural gas in Argentina have lead in the past (and could lead in the future) to production cutbacks negatively affecting our revenues and profitability; we could also face increased costs when using alternative sources of energy.

In Mexico, our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments. The Mexican government exercises significant influence over the Mexican economy and, therefore, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexico’s private sector and on our Mexican-related operations. In addition, changes to the North American Free Trade Agreement, about which there have been discussions among the United States, Mexico and Canada, could adversely affect the investment climate and economic activity in Mexico and/or in the United States and impact our results of operations and net results. Similarly, our Mexican operations could be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing integrated product and service solutions designed to differentiate our offering from those of our competitors and meet the needs of our customers for lower operational costs and reliable performance even in the most demanding environments, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to compensate the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results.

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, on March 8, 2018, under Section 232 of the Trade Expansion Act of 1962, the U.S. President imposed a 25% tariff on steel articles imported from all countries; however, the US administration announced that imports from Argentina, Australia, Brazil, Canada, the European Union, Mexico and South Korea, will be temporarily exempted. There is considerable uncertainty surrounding the eventual scope and impact of these measures and its corresponding exemptions.

Finally, failure to comply with applicable legal and regulatory obligations also could result in criminal and civil penalties and sanctions.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to tax laws in numerous foreign jurisdictions where we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. At the same time, the European Commission is finalizing its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed.

Changes to tax laws and regulations in the countries where we operate require us to continually assess our organizational structure and could lead to increased risk of international tax disputes. Our interpretations and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in December 2017, with an investment of $1.8 billion, we inaugurated our new greenfield seamless mill in Bay City, Texas, the United States. We will continue to consider strategic acquisitions, investments and partnerships from time to time. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results.

Our steel pipe manufacturing processes depend on the operation of critical steel-making equipment, such as electric arc furnaces, continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in or close to regions prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters.

Our operations may also be adversely affected as a result of stoppages or other labor conflicts. In 2017, our operations in Mexico experienced a few days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing and we cannot assure it will not cause further disruptions in Mexico. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Some of the previously described events could result in death or injury to persons. They could also result in damage to property, delays in production and liability for Tenaris. To the extent that lost production as a result of such events cannot be compensated for by unaffected facilities, such events could have an adverse effect on our profitability and financial condition. Additionally, the insurance we maintain for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of our insurance may be less than the related loss. For more information on our insurance coverage see Item 4.B. “Information on Tenaris – B. Business overview – Insurance.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2017 we had $1,292 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($229 million). If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

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

We normally warrant the oilfield products and specialty tubing products we sell or distribute in accordance with customer specifications, but as we pursue our business strategy of providing customers with additional services, such as Rig Direct®, we may be required to warrant that the goods we sell and services we provide are fit for their intended purpose. Actual or claimed defects in our products may give rise to claims against us for losses suffered by our customers and expose us to claims for damages. The insurance we maintain will not be available in cases of gross negligence or willful misconduct, in other cases may not be adequate or available to protect us in the event of a claim, its coverage may be limited, canceled or otherwise terminated, or the amount of our insurance may be less than the related impact on enterprise value after a loss. Similarly, our sales of tubes and components for the automobile industry subject us to potential product liability risks that could extend to being held liable for the costs of the recall of automobiles sold by car manufacturers and their distributors.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending, or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

Cyberattacks could have a material adverse impact on our business and results of operation.

We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing and/or cyber attacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, failures of computer servers or other accidental technological failure, electrical or telecommunication outages or other damage to our property or assets. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on our systems when such incidents or attacks do occur. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behaviour that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). Tenaris does not maintain any specific insurance coverage to protect against cybersecurity risks.

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

As of the date of this annual report, San Faustin beneficially owned 60.45% of our shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, or RP STAK, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interests of other shareholders. For example, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to shares and ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.”

Risks Relating to shares and ADSs

Holders of shares or ADSs may not have access to as much information about us as they would in the case of a domestic issuer.

There may be less publicly available information about us than is regularly published by or about domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions. Furthermore, IFRS, the accounting standards in accordance with which we prepare our consolidated financial statements, differ in certain significant aspects from local GAAP, including U.S. GAAP.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell that right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with properly completed voting instructions on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADS by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADS to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. The validity period of such authorization will expire (unless renewed) on June 5, 2020. The Company may, however, issue shares without preemptive subscription rights only if (i) shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) are issued against a contribution other than in cash; (ii) shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, are issued to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the Beneficiaries), for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares.

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

It may be difficult to enforce judgments against us outside Luxembourg.

The Company is a société anonyme organized under the laws of Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers named in this annual report reside in different jurisdictions. As a result, investors may not be able to effect service of process upon us or our directors or officers. Investors may also not be able to enforce against us or our directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors and officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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

Tenaris

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation, or Maverick, a leading U.S. producer of welded steel pipe products;

•	Prudential Steel Ltd., or Prudential, a welded pipe mill producing oil country tubular goods, or OCTG, and line pipe products in Canada;

•	Tenaris Tubocaribe Ltda., or Tubocaribe, a welded pipe mill producing OCTG, and line pipe products in Colombia;

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production;

•	PT Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities;

•	Pipe Coaters Nigeria Ltd., the leading company in the Nigerian coating industry;

•	Ternium S.A., or Ternium, one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;

•	Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries;

•	Techgen S.A. de C.V., or Techgen, an electric power plant in Mexico; and

•	a sucker rod business, in Campina, Romania.

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

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries by:

•	pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments;

•	enhancing our Rig Direct® offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs; and

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies’ acquisitions is described above (see “History and Development of Tenaris – Tenaris”). In addition, in 2017 we have inaugurated a new greenfield seamless mill in Bay City, Texas. The new facility includes a state-of-the-art rolling mill with a capacity of 600,000 tons per year as well as finishing and heat treatment lines and logistics center. From a budget of approximately $1.8 billion, as of December 31, 2017, approximately $1.7 billion had already been invested.

Expanding our range of products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in challenging environments, including for complex offshore and unconventional operations.

Enhancing our offer of technical and pipe management services - Rig Direct® - and extending their global deployment

We continue to enhance our offer of technical and pipe management services, which we now call Rig Direct® services, and extend their deployment worldwide. For many years, we have provided these services, providing technical advice and assistance on the selection of materials and their use in the field, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis in markets like Mexico and Argentina. Now, in response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, we have extended the deployment of our Rig Direct® services throughout North America and in other markets around the world (e.g. North Sea, Romania and Thailand). Through the provision of Rig Direct® services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris’s and Ternium’s respective Mexican industrial facilities. The new power plant became fully operational during 2016. For more information on the new power plant, see note 12 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited consolidated financial statements included in this annual report. For more information on the Company’s commitments under the new power plant, see item 5.E. “Operating and Financial Review and Prospects – Off-Balance Sheet Arrangements.”

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

The Others segment include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

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

Other Products. We also manufacture sucker rods used in oil extraction activities and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell energy and raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute, or API, and premium joints in the United States, Canada, China, Denmark, Ecuador, Kazakhstan, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated. The figures for effective annual capacity are based on our estimates of effective annual production capacity under present conditions.

	At or for the year ended December 31,
	2017	2016	2015
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	3,835	3,835	3,835
Actual Production	2,793	2,010	1,875
Tubes – Seamless
Effective Capacity (annual) (1)	3,680	3,680	3,820
Actual Production	2,347	1,735	1,780
Tubes – Welded
Effective Capacity (annual) (1)	2,620	2,620	2,620
Actual Production	544	305	633

__________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In December 2017, we inaugurated a new greenfield seamless mill in Bay City, Texas. The new facility includes a state-of-the-art rolling mill as well as finishing and heat treatment lines and logistics center. The Bay City mill will add a seamless pipe production capacity of approximately 600,000 tons per year.

Production Facilities – Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico, a seamless pipe rolling mill, three welded pipe manufacturing facilities and three threading plants in the United States, and a seamless pipe rolling mill, a welded pipe manufacturing facility and one threading plant in Canada.

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

The Veracruz facility comprises:

•	a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, five-strand continuous caster and a cooling bed;

•	a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a premium quality finishing, or PQF, technology mill (2 3⁄8 to 7 inches), including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;

•	a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;

•	six finishing lines, including heat treatment lines, upsetting machines and threading and inspection equipment;

•	a cold-drawing mill; and

•	an automotive components production center.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2017, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	1,150
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

__________

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

United States

In the United States we have the following production facilities:

Hickman, Arkansas: This facility, which is our main U.S. welded production facility and covers an area of 78 hectares, processes steel coils to produce electric resistance welded, or ERW, OCTG and line pipe with an outside diameter range from 2 3⁄8 to 16 inches and has an annual production capacity of approximately 900,000 tons. It includes:

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

In addition, our new 1.2 million square foot greenfield seamless mill in Bay City, Texas was inaugurated in December 2017. The new facility is the result of an investment of $1.8 billion and includes a state-of-the-art rolling mill with a capacity of approximately 600,000 tons per year as well as finishing and heat treatment lines and logistics center.

Tenaris’s mill in Bay City is strategically located near key shale plays and reaffirms the Company’s commitment to the U.S. market and domestic manufacturing. BayCity mill is a critical piece of infrastructure driving the Company’s service-oriented strategy known as Rig Direct®. The direct-to-customer model synchronizes customers' drilling operations with pipe manufacturing, delivering products and services when needed, as needed. To date, nearly two-thirds of Tenaris’s oil and gas customers in the U.S. are using Rig Direct®.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 3 1/2 to 9 7⁄8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. We use steel bars produced by Rio Tinto Fer et Titane, Inc., a Canadian producer of titanium dioxide and high purity iron, and by our integrated facilities in Romania, Italy, Mexico and Argentina. As the industry started to recover and inventory levels were reduced, we resumed production at this mill in November 2016.

We also own a welded steel pipe manufacturing facility located in Calgary, Alberta, which processes steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3⁄8 to 12 3⁄4 inches. The facility includes a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant is approximately 400,000 tons. We have resumed operations at this facility in the second half of 2017 after a two-year interruption in operations resulting from the high levels of unfairly traded imports of OCTG and line pipe products and the sharp decline in the price of oil and consequential reduction in drilling activity.

In addition, we have a threading facility in Nisku, Alberta, near the center of Western Canadian drilling area. The facility has eleven computer numerical control, or CNC, lathes dedicated to premium connections and accessories including related repairs.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2017, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
DRI	960
Steel Shop
Continuous Casting I	530
Continuous Casting II	770
Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570
Cold-Drawing Mill	20

__________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina just south of the city of Buenos Aires. The facility includes ERW and submerged arc welding, or SAW, rolling mills with one spiral line. The facility was originally opened in 1948 and processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1⁄2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons. The other welded facility is located at Villa Constitución in the province of Santa Fe. The facility has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 8 inches.

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

Colombia

In Colombia we have the Tenaris Tubocaribe Ltda., or Tubocaribe, pipe manufacturing facility in Cartagena, on an area of 60 hectares, including a state-of-the-art finishing plant for seamless pipes. The total estimated annual finishing capacity of approximately is 250,000 tons, with an estimated annual ERW production capacity of approximately 140,000 tons. The plant produces OCTG and line pipe products with an outside diameter range of 2 3⁄8 to 9 5⁄8 inches, having two ERW mills, one heat treatment line and three threading lines, including premium connections capacity. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we have a coupling shop with fifty-four lathes, ten cutting machines, and two phosphatizing lines. Inspection and finishing lines complete this facility. The shop has an estimated annual production capacity of 2.3 million pieces, including API and premium threads.

Ecuador

In Ecuador we have a small threading and finishing service center in Machachi. After Tenaris temporarily suspended operations at this service center in 2015 due to the sharp decline in the price of oil and consequential reduction in drilling activity, operations have resumed in December 2017.

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

The Dalmine facility comprises:

•	a steel shop, including an electric arc furnace, two ladle furnaces, one vacuum degassing and two continuous casters with their own cooling beds;

•	a continuous floating mandrel mill whose operations have been suspended;

•	a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment; and

•	a rotary expander with a finishing line including a heat treatment.

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2017, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	935
Pipe Production
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

__________

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

Additionally, we have a premium threading facility in Kazakhstan. The state-of-the-art facility has the capacity to produce 45,000 tons of OCTG annually for threading seamless pipes and gas-tight premium connections.

In Nigeria we have a facility dedicated to the production of premium joints and couplings in Onne. This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, in October 2011, we acquired 40% of the shares of Pipe Coaters Nigeria Ltd, a leading company in the Nigerian pipe coating industry. Also, located in Onne, Pipe Coaters Nigeria supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for deepwater applications.

Asia Pacific

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE, the successor company of NKK that resulted from the business combination of NKK with Kawasaki Steel Corporation, or Kawasaki Steel. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless pipe products with an outside diameter range of 1 to 17 inches. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by NKK until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Steel. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets.

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints. Additionally, in 2016 we opened a components facility for processing pipes for use in airbags for automotives.

In addition, in Indonesia we have a premium joints threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril. We also hold 89.17% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities, coupling shop and a quality-testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of approximately 120,000 tons.

Production Facilities – Others

We have facilities for the manufacture of sucker rods in Villa Mercedes, San Luis, Argentina, in Moreira Cesar, São Paulo, Brazil, in Veracruz, Mexico, in Campina, Romania and in Conroe, Texas, the United States. Our total annual manufacturing capacity of sucker rods is approximately 3.8 million units.

In Moreira Cesar, São Paulo, Brazil, we also have facilities for the manufacture of industrial equipment. In many cases, we also provide the assembly service of this equipment at the client’s site.

In Italy, we have the Piombino facility, which covers an area of approximately 67 hectares and comprises a hot dip galvanizing line and associated finishing facilities. Production is focused on finishing of small diameter seamless pipe for plumbing applications in the domestic market, such as residential water and gas transport. The Piombino facility has an annual production capacity of approximately 100,000 tons.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $5,289 million in 2017, compared to $4,294 million in 2016 and $6,903 million in 2015. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations.”

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2017		2016		2015

Tubes	4,966	94%	4,015	94%	6,444	93%
Others	323	6%	278	6%	459	7%
Total	5,289	100%	4,294	100%	6,903	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2017		2016		2015
Tubes
- North America	2,362	48%	1,265	31%	2,538	39%
- South America	982	20%	1,032	26%	1,858	29%
- Europe	497	10%	542	14%	695	11%
- Middle East & Africa	921	19%	1,041	26%	1,082	17%
- Asia Pacific	204	4%	136	3%	272	4%
Total Tubes	4,966	100%	4,015	100%	6,444	100%

North America

Sales to customers in North America accounted for 48% of our sales of tubular products and services in 2017, compared to 31% in 2016 and 39% in 2015.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past two years, we have extended our integrated product and service model, which we call Rig Direct®, throughout North America, and in 2017, we started operations at our new seamless pipe mill at Bay City, Texas, which is strategically located to serve the Eagle Ford and Permian regions. Under Rig Direct®, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels and simplifying operational processes. We first introduced the Rig Direct® model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis. At the end of 2017, we supplied the majority of our US and Canadian customers for OCTG products with Rig Direct® services.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and natural gas prices in that region. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and has risen significantly, from 5.6 million b/d in 2011 to 9.3 million b/d in 2017. Production of natural gas liquids, or NGLs, has also increased significantly in the past few years in North America. This rapid increase in production, however, contributed to an excess of supply in the global oil market and a consequent collapse in the price of oil, as other producers, notably Saudi Arabia, were for a time unwilling to adjust their production levels to balance the market. Natural gas production has also increased in the United States in four of the last five years, and in 2017 the United States became a net exporter of natural gas for the first time. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves. The drop in oil prices since the second half of 2014, however, led to a drastic reduction in drilling activity throughout North America until the second half of 2016 when activity began to recover in the United States and Canada based on sharply lower production costs and an improvement in the outlook for oil prices following the decision by OPEC and other producers to cut production levels to facilitate market supply and demand rebalancing and reduce accumulated excess inventories. In 2017, drilling activity and oil and gas production recovered strongly in the United States and Canada.

Demand for, and our sales of, OCTG products in the United States and Canada plummeted in 2015 and 2016, to less than a quarter of the high level reached in 2014, affected by high inventory levels as well as collapsing drilling activity. In 2017, however, demand and sales recovered strongly as drilling activity increased and inventory levels returned to more normal levels.

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

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the Mexican state-owned oil company, and one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex with Rig Direct® services. In early 2018, we renewed our JIT agreement with Pemex for a further five-year period.

At the end of 2013, Mexico reformed its constitution to permit increased private and foreign investment in the energy industry. Under the reforms, foreign and private investors are allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company without its previous monopoly on production. A new regulatory framework has been developed and contracts with foreign and private investors are gradually being awarded.

Following the decline in oil prices, drilling activity in Mexico and demand for our OCTG products has plummeted as the financial condition of Pemex has deteriorated and the impact of investments from the energy reform process in Mexico has yet to take effect. Drilling activity at Pemex remains at historically low levels and recovery is not anticipated before 2019.

South America

Sales to customers in South America accounted for 20% of our sales of tubular products and services in 2017, compared to 26% in 2016 and 29% in 2015.

Our largest market in South America is Argentina. We also have significant sales in Brazil and Colombia.

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

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements and Rig Direct® services with national and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A., or YPF, the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance, which we renewed for an additional five years at the beginning of 2018, under which we provide Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In spite of the drop in international oil prices, drilling activity was sustained for most of 2015 and 2016 before falling significantly at the end of the year, when drilling in the southern part of the country came to a halt. The change in the Argentine government that occurred in December 2015 is resulting in significant changes in domestic energy policies, including the gradual normalization of domestic gas and energy prices. The new policies are encouraging investment in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves. In 2017, Tecpetrol announced a significant investment to develop the Fortin de Piedra gas resource in Vaca Muerta.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Consumption of OCTG products in Brazil stabilized in 2017, after falling in each of the three previous years as Petrobras has reduced its investments in response to budgetary constraints, concentrating on developing its most productive reserves in the pre-salt fields and halting other investments. Demand for line pipe for pipeline projects has declined to very low levels with only one major project implemented in the past four years. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies are looking to increase their investments in Brazil and this could lead to increased activity in future years. Our sales in the local market are currently concentrated on large diameter conductor and surface casing with connectors for the pre-salt and other offshore developments.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of Tubocaribe, a welded pipe manufacturing facility located in Cartagena. Although the market grew rapidly when oil prices were high as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment, drilling activity in Colombia was deeply affected by the collapse in oil prices and fell to a very low level in 2016. However, activity recovered in 2017 in response to the increase in oil prices. Our principal customer in Colombia is Ecopetrol S.A., which we supply with Rig Direct® services and with whom we renewed a long-term agreement in the beginning of 2018. We have recently strengthened our industrial position in Colombia through investing in the installation of modern heat treatment, pipe threading and processing facilities which enables us to serve this market with more local industrial content and our customers with more efficient Rig Direct® services.

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

Europe

Sales to customers in Europe accounted for 10% of our sales of tubular products and services in 2017, compared to 14% in 2016 and 11% in 2015.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in much of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries and for HPI and power generation projects in Italy and the rest of Europe over the past three years have been affected by lower prices reflecting increased competitive pressures, but volumes have been relatively stable.

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

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 19% of our sales of tubular products and services in 2017, compared to 26% in 2016 and 17% in 2015.

Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They have also maintained and, in some cases, increased investments to offset decline and add oil production capacity. In Africa, international oil companies increased investments in exploration and production in offshore projects in 2012 and 2013 but began to postpone or reduce their investment commitments in 2014 due to the high cost of offshore project developments and a lower success rate in exploration activity. Since 2015, following the oil price collapse, exploration activity has been sharply cut back and major project commitments have been postponed. The effect on demand was compounded by the high inventory levels held in the region.

In the past few years, uprisings affected drilling activity in countries such as Syria, Libya and Yemen and, in the case of Libya, the oil and gas industry was effectively shut down in 2011. In addition, in recent years, U.S. and E.U. sanctions have affected production and exports in Iran.

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in the region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements. For example, Saudi Aramco, after purchasing pipes in excess of its consumption requirements in 2013 and the first half of 2014, subsequently substantially reduced purchases during the second half of 2014 and throughout 2015, notwithstanding increased drilling activity, as it reduced inventory levels. In 2016 and 2017, purchasing has been more in line with consumption patterns.

Over the past three years, our sales in the region have been affected by the lack of offshore exploration and development activity in Africa, and the impact of increased competitive pressures on prices.

In addition, government policies promoting local content in oil and gas purchases in countries such as Saudi Arabia have encouraged investment in regional pipe producers, such as Jubail Energy Services Company (JESCO) and a subsidiary of ArcelorMittal. As these regional producers develop their capabilities they are taking an increasing share of the pipes supplied to Saudi Aramco and within the region.

Asia Pacific

Sales to customers in the Asia Pacific accounted for 4% of our sales of tubular products and services in 2017, compared to 3% in 2016 and 4% in 2015.

We have a significant presence in the region with local production facilities in Indonesia, China and Japan and, in recent years, we have established service centers in Australia and Thailand.

Sales to Indonesia and other markets in South East Asia and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity. The collapse in the price of oil has deeply affected drilling activity and our sales throughout the region, where drilling is mainly onshore. In 2016, however, we won a significant long-term agreement to provide pipes with Rig Direct® services in Thailand which has made Thailand our largest market in the region.

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Over the past years, China has significantly reduced its imports of OCTG products as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automotives.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity.

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, industrial equipment of various specifications and for diverse applications, including liquid and gas storage equipment and sales of raw materials that exceed our internal requirements, and sales of energy to third parties. In January 2017, we sold our electrical conduit pipes business in the United States. Net sales of other products and services increased 16% in 2017 compared to 2016, mainly due to higher sales of sucker rods, coiled tubes and energy to third parties.

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

Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec, a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel & Sumitomo Metal Corporation, or NSSMC. Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building a new mill in Brazil jointly with NSSMC, which is aimed primarily at export markets and was commissioned in 2011, and a second seamless pipe rolling mill at its existing facility in Youngstown, Ohio, which began commercial production at the end of 2012. In addition to the construction of the new Youngstown mill, Vallourec has reinforced its positioning in the United States through the acquisition of three tubular businesses from Grant Prideco: Atlas Bradford® Premium Threading & Services, TCA® and Tube-Alloy. Vallourec has also strengthened its position in the Middle East through the acquisition of heat treatment and threading facilities in Saudi Arabia in 2011 and, in 2010, it concluded an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company, or Tianda, under which it began to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology.

•	Japanese players NSSMC and JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSSMC has increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and has further strengthened its ties with Vallourec through participating in Vallourec’s capital increase and combining their respective Brazilian operations.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations comprising both seamless and welded pipe mills and the Ultra family of connections. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman.

•	Over the past decade, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, TPCO, is currently building a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada experienced a significant consolidation process several years ago. Following the acquisitions of Maverick and Hydril by Tenaris, US Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. and TMK, two Russian companies, acquired IPSCO’s Tubular division which has both seamless and welded mills in the United States and Canada. Evraz retained IPSCO’s operations in Canada while TMK acquired IPSCO’s operations in the United States, as mentioned above. More recently, however, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010, Benteler, a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015, and OCT Pipe, LLC, a company building a seamless pipe mill with heat treatment and OCTG threading facilities in Norfolk, Nebraska. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.

•	Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices.

•	Tubos Reunidos S.A. of Spain, Benteler A.G. of Germany and Voest Alpine AG of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the international OCTG market, and in 2016, Tubos Reunidos S.A. opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

•	In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, a number of pipe mills have been established including a seamless pipe mill built by Jubail Energy Services Company (JESCO), a company established with majority participation from a state-backed industrial development company, and the seamless pipe mill built by ArcelorMittal. These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world.

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. Our subsidiaries have established strong ties with major consumers of steel pipe products in their home markets, reinforced by Rig Direct® services, as discussed above.

Capital Expenditure Program

During 2017, our capital expenditures, including investments at our plants and investments in information systems, amounted to $558 million, compared to $787 million in 2016 and $1,132 million in 2015. Of these capital expenditures, investment at our plants amounted to $525 million in 2017, compared to $757 million in 2016 and $1,066 million in 2015.

In 2017, in addition to capacity expansion in the United States, we focused on improving our finishing capabilities, mainly heat treatment and threading facilities, including premium products lines and investments at our R&D centers. The major highlights of our capital spending program during 2017 included:

•	the construction of our new greenfield seamless facility in Bay City, Texas, in the United States, which was inaugurated in December 2017;

•	the completion of the construction of a new state-of-the-art threading line for premium products and new heat treatment line at our Veracruz facility in Mexico;

•	created logistic yards in Canada (Grande Prairie) and the United States (Midland and Oklahoma City);

•	the beginning of the revamping and debottlenecking of the steel shop in Calarasi (Romania);

•	the revamping of our heavy wall line pipe and coating capacity at our Pindamonhangaba mill in Brazil (Zohr Project);

•	the increase in production capacity in our coupling shop in Colombia; and

•	the beginning of the expansion of heat treatment capacity at our mill in Italy.

Capital expenditures in 2018 are expected to be lower than the level reached in 2017, mainly focus on enhancing automation at our industrial process, product differentiation, increasing local finishing capabilities, as well as enhancing plant’s safety and minimizing environmental impact.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $28 million in 2017, compared to $29 million in 2016 and $65 million in 2015.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, hot briquetted iron, or HBI, pig iron and ferroalloys. In Argentina, we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, a significant portion of which we generate in our own facilities. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 15%, with direct energy accounting for approximately 5%.

The aforementioned inputs of raw material are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.” The costs of steelmaking raw materials and of steel coils and plates increased during 2017 with high levels of volatility.

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

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Overall costs for these materials increased in 2017, following steady increases in world steel prices. As a reference, prices for Scrap Shredded U.S. East Coast, published by CRU, averaged $218 per ton in 2016 and $284 per ton in 2017, reaching above $330 per ton at the beginning of 2018.

Iron ore

We consume iron ore, in the form of pellets and lump ore, for the production of DRI in Argentina. Our annual consumption of iron ore in Argentina during 2017 was close to 1 million tons, after a significant reduction in 2016 due to the reduction in steel production and temporary mill shut down. Iron ore is supplied from Brazil primarily by Vale S.A. Prices also showed high volatility during 2017 specially in the first semester when they peaked above $90 per ton and then dropped to approximately $55 per ton. As a reference, prices for Iron Ore IODEX 62% Fe (CFR North China), published by Platts, averaged $58 per metric ton in 2016 and $71 per metric ton in 2017.

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

In Canada, we purchase some of these materials from Rio Tinto Fer et Titane, Inc., a Canadian producer of titanium dioxide and high purity iron. We also use steel bars produced in our integrated facilities in Romania, Italy, Mexico and Argentina for the remainder of our round steel bar requirements.

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

Steel coil market prices increased in 2017. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $571 per ton in 2016 and $680 per ton in 2017, reaching $921 per ton in March 2018.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, in January 2018 we renewed a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2020.

In Canada, we have long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index). Among the suppliers is ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario. Additionally, we purchase steel on a spot basis from Essar Steel Algoma, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas and Gerdau in Brazil, from Ternium Argentina S.A., or Ternium Argentina, a subsidiary of Ternium S.A. in Argentina, and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates and coils from international suppliers when not produced domestically.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, we have a 160 megawatt power generation plant located at San Nicolás, approximately 150 kilometers from Campana, which together with a smaller thermo-electric power generating plant located within the Campana facility, is sufficient to supply the requirements of our steelmaking facility at Campana. In Dalmine, Italy, we have a 120 megawatt power generation facility, which is designed to have sufficient capacity to meet most of the electric power requirements of the operations at peak load, and excess power is sold to third-party consumers and heat is sold for district heating. In Mexico, our electric power requirements are mainly furnished by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our power requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission, and in Romania, we source power from the local market.

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

We have transportation capacity agreements with Transportadora de Gas del Norte S.A., or TGN, a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Gas Natural Ban S.A., or Gasban, for a maximum interruptible transportation capacity corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we have a supply contract with Gasban that will be in force until April 2019.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are supplied by various suppliers.

Our costs for electric energy and natural gas vary from country to country. While in the last few years energy costs showed an upward trend, in the period 2015-2017 costs declined following the collapse in oil prices. However, energy costs in Argentina did not decline and over the course of the last several years, demand for electricity has increased substantially, resulting in shortages of electricity to residential and industrial users during periods of high demand. Similarly, the cost of natural gas for industrial use in Argentina increased significantly during the last years driven by increased local demand, changes in governmental policies and higher gas prices. The demand for natural gas continues to outpace supply, therefore supply to industrial users has often been restricted during the Argentine winter. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

Ferroalloys

For each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially, within a short period. Our average costs of ferroalloys increased in 2017 compared to 2016.

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

R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Veracruz in Mexico, at Dalmine in Italy, and at the product testing facilities of NKKTubes in Japan. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product R&D currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy-wall deepwater line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods;

•	coiled tubing; and

•	coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation, through the use of patents, trade secrets, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $64 million in R&D in 2017, compared to $69 million in 2016 and $89 million in 2015.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary from one jurisdiction to another.

The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws are not yet effective or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.

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

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practice. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance has indemnification caps up to $250 million for direct damage, depending on the different plants; and a deductible of $100 million.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Tenaris

The Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Tenaris is providing the following disclosure pursuant to Section 13(r).

Previous pending payments:

•	In January 2010, Tenaris Global Services S.A., or TGS, a Tenaris subsidiary, entered into an agreement with the National Iranian Drilling Company, or NIDC, a company controlled by the Government of Iran, for a total value of EUR9.4 million (approximately $10.1 million). TGS made all deliveries and collected most of its account receivables under the NIDC agreement prior to 2012. In 2012, TGS collected an amount of EUR0.8 million (approximately $0.8 million) for products delivered to NIDC in prior years. As of December 31, 2017, an outstanding balance of EUR0.2 million (approximately $0.2 million) was still due to TGS. Tenaris expects to collect all or part of such outstanding amounts during 2018. During April 2017, TGS performed its outstanding contractual obligation to allow technical visits to the mills of certain Tenaris non-U.S. Affiliates by NIDC experts at TGS's cost, in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•	TGS is also a party to an April 2011 agreement with Global Procurement General Trading FZE, or Global FZE, a company incorporated in United Arab Emirates, for the provision of OCTG for an amount of AED16.5 million (approximately $4.5 million). TGS has been informed by Global FZE that the end users of the products delivered under this agreement are Oil Industries Engineering and Construction Group and Pars Oil and Gas Company, which are controlled by the Government of Iran. In 2012, TGS delivered products under the Global FZE agreement for a total value of AED16.3 million (approximately $4.4 million), and collected a total amount of AED15.4 million (approximately $4.2 million). All sales of goods and services to Iran under the agreement with Global FZE have ceased. As of December 31, 2017, an outstanding balance of AED0.9 million (approximately $0.2 million) was still due to Tenaris. Tenaris expects to collect all or part of the outstanding amounts during 2018.

Tenaris recorded no sales revenue or profit in 2017 related to the activities described above.

2017 transactions and related activities:

Following the partial lifting and suspension of several international sanctions and restrictions against Iran in mid-January 2016 (in particular, the lifting of most U.S. secondary sanctions against such country under the Joint Comprehensive Plan of Action or ‘JCPOA’ entered into by the P5+1 and the Islamic Republic of Iran), Tenaris’s non-U.S. affiliates considered commercial opportunities in Iran during the year ended December 31, 2017 and engaged in certain transactions or dealings involving Iran or nationals of such country (as more particularly described below). Tenaris intends to continue exploring commercial opportunities in Iran in compliance with applicable U.S. and other international export control and economic sanctions laws and regulations.

•	In 2017, TGS participated in several tenders issued by the National Iranian Oil Company, or NIOC, and its subsidiaries for the supply of OCTG Casing, Tubing, Line Pipe and Accessories for oil and gas projects in Iran. Moreover, during 2017 TGS and other non-U.S. affiliates of Tenaris have issued offers to NIOC and other Iranian companies for the provision of goods and/or services. Except as otherwise specified below, none of such tenders or offers were accepted as of December 31, 2017. Tenaris intends to continue participating in tenders and issuing offers to NIOC, its subsidiaries or other Iranian companies through TGS or other of its non-U.S. affiliates, in compliance with applicable law.

•	In October 2016, TGS entered into an agreement for the provision of technical field service assistance to Petropars Ltd, or Petropars, for its project located in the Salman gas field in Iran, for a total value of EUR0.04 million (approximately $0.04 million). TGS has been informed that Petropars operates the Salman project pursuant to a service contract with Iranian Offshore Oil Company, a subsidiary of NIOC. All services required to be performed by Tenaris for the benefit of Petropars were completed during October 2016. As of December 31, 2017, EUR0.03 million (approximately $0.04 million) has been collected. TGS intends to collect all or part of the outstanding amounts during 2018.

•	In May 2016, TGS was awarded by Toos Payvand Co., a Tehran-based company, a spot purchase order for carbon steel pipes for the Isfahan Refinery project, for a total value of EUR3.5 million (approximately $3.7 million). TGS delivered most of the items requested under such purchase order and collected most sums due thereunder during 2017. As of December 31, 2017, a small portion of the items remained undelivered and an outstanding amount of EUR0.06 million (approximately $0.07 million) was pending collection. TGS intends to collect all or part of the outstanding amounts and to perform its outstanding obligations under the above-referred purchase order during 2018.

•	In November 2017, Dalmine booked a purchase order with Buhlmann RFS Gmbh (a distributor located in Germany) for the provision of Line Pipes for use in downstream activities in Iran for Esfahan Oil Refinery Project (end user NIOC), for a total value of EUR0.6 million (approximately $0.7 million). No invoices were issued during 2017 and, therefore, no revenues were recorded for such order as of December 31, 2017. The requested material is under production and delivery is expected for 2018. Dalmine intends to perform its undischarged obligations and collect all or part of the outstanding amounts during 2018.

•	During 2017, Dalmine booked four orders with Commerciale Tubi Acciaio (a distributor located in Italy) for the provision of line pipes for use in downstream activities in Iran, Kangan Project, for a total value of EUR0.9 million (approximately $1.1 million). As of December 31, 2017, a portion of these orders was delivered and payment thereof collected, with EUR0.5 million (approximately $0.6 million) outstanding as of December 31, 2017. Materials not invoiced during 2017 are under production and delivery is expected for 2018. Dalmine intends to perform its undischarged obligations and collect all or part of the outstanding amounts during 2018.

•	In July 2017, TGS was awarded a spot order from Azar Ab Industries Co., for seamless tubes for manufacturing of Industrial Boiler for Esfahan Refinery in Iran, for a total value of approximately EUR1.2 million (approximately $1.4 million), of which EUR0.2 million (approximately $0.2 million) were collected as of December 31, 2017. TGS expects to continue performing its undischarged obligations and to collect all or part of the outstanding amounts under the above order during 2018.

•	During 2017, Dalmine was awarded some spot orders from Mapna International FZE, for carbon steel and low alloyed pipes and tubes delivered to Mapna Boiler and Equipment Engineering and Manufacturing Co., or Mapna, for the manufacturing of boilers for conventional power plants in Iran for a total value of approximately EUR2 million (approximately $2.4 million), of which EUR0.3 million (approximately $0.4 million) were collected as of December 31, 2017. Moreover, during 2017 certain employees of Mapna visited the manufacturing mills of Dalmine and Silcotub (located in Italy and Romania, respectively) for the purposes of inspecting the material under production for the above-referred orders. Dalmine expects to continue performing its undischarged obligations and to collect all or part of the outstanding amounts under the above orders during 2018.

•	In December 2016, TGS entered into a distribution agreement with “Fanavaran Energy Part Co. (Part Technologist of Energy Company)”, or PTEC, a private Iranian company, for pipes used in downstream activities, such as refineries, petrochemical and gas processing. On December 21, 2016, PTEC placed one purchase order for a total value of EUR2.2 million (approximately $2.3 million), which was shipped and collected during 2017. Furthermore, in August 2017, PTEC placed another purchase order for a total value of EUR1.5 million (approximately $1.8 million). TGS made no shipments and recorded no revenues in connection with the August 2017 order for the year ended December 31, 2017. TGS intends to fulfill its undischarged obligations and collect all or part of the outstanding amounts under the August 2017 order during 2018.

•	During the course of the year ended December 31, 2017, TGS entered into several confidentiality agreements for the purpose of sharing information with potential Iranian business partners, some of which were companies controlled by the Government of Iran, with the aim of exploring commercial opportunities relating to the supply of goods and services to NIOC or its subsidiaries. No revenues were attributable to these activities. TGS, as well as other Tenaris non-U.S. subsidiaries, intend to continue to explore commercial opportunities with such potential Iranian business partners in compliance with applicable law.

•	In June 2017, TGS renewed its Agency Agreement (initially entered into in June 2016) with Industrials SGC Ltd., or SGC, (a U.K.-based company) for an additional one-year period (i.e. now expiring on June 12, 2018). The purpose of such agreement is to promote and market certain products manufactured by non-U.S. affiliates of Tenaris in the territory of Iran. As of December 31, 2017, no revenues or net profits were attributable to the Agency Agreement. TGS intends to continue promoting and marketing Tenaris products in Iran under the Agency Agreement with SGC.

•	During 2017, certain non-U.S. employees of some non-U.S. affiliates of Tenaris visited Iran in order to discuss potential commercial opportunities with Iranian public and private entities. Moreover, during May 2017, certain of the above-referred employees attended trade shows in Iran. These included an oil & gas industry trade show (the Iran Oil Show) organized by NIOC. No fees were paid to NIOC or other Iranian state-owned companies in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Certain of Tenaris’s non-U.S. affiliates intend to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

Tenaris’s total sales revenue for 2017 with regard to the foregoing transactions amounted to approximately $6.8 million. The estimated net profits from such transactions, after internal cost allocation and taxes, were in the range of $2.6 million.

Tenaris believes that its activities concerning Iran do not violate any U.S. or foreign law, and has procedures in place designed to ensure that such activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, Tenaris is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. Tenova S.p.A., or Tenova, an Italian supplier of equipment for the mining and the steelmaking industry, as well as Techint – Compagnia Tecnica Internazionale S.p.A., or Techint CTI; an Italian provider of engineering, procurement, construction, operation and management services mainly in the oil & gas, refining, petrochemical, power, industrial and infrastructure sectors, are indirectly controlled by San Faustin and, accordingly, are deemed “affiliates” of Tenaris, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•	During 2017, Tenova or its subsidiaries supplied equipment and performed engineering services for the steel-making and raw material handling industries to companies believed by Tenova to be subsidiaries of development agencies of the Government of Iran. Tenova or its subsidiaries also issued offers to Iranian counterparties, none of which were accepted as of December 31, 2017. Moreover, certain employees of Tenova visited Iran during 2017 in order to discuss prospective commercial opportunities with potential Iranian business partners.

•	None of the activities performed is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, or Section 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, nor were any such activities performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters).

•	Tenova’s Iran-related contracts that were signed before 2016, are still currently being performed; any future contract between Tenova or its subsidiaries and customers controlled by the Government of Iran will continue to be made in compliance with all laws applicable to Tenova or its relevant subsidiaries.

Tenova informed us that its total sales revenue for 2017 with regard to the foregoing transactions amounted to $12.4 million, compared to $14.7 million in 2016. Tenova also estimated that its net profits from such transactions, after internal cost allocation and taxes, were in the range of $1.8 million.

In response to our inquiry, Techint CTI informed us that:

•	In December 18, 2017, Techint CTI entered into an agreement for the provision of technical assistance services (e.g. feasibility studies, technology selection) with Ardabil Petrochemical Co. for an estimated total amount of EUR0.25 million (approximately $0.3 million). As of December 31, 2017, the performance of certain services remained outstanding, as the contract became effective only in February 2018 and payment thereof has not yet been collected. Techint CTI intends to collect all or part of the outstanding amounts during 2018.

•	During 2017 Techint CTI entered into additional ancillary documents (such as confidentiality agreements, memorandums of understanding and letters of intent) for the purpose of sharing information, among others, with the above-referred Iranian customer and others. No revenues were attributable to these specific activities, other than the ones described in the above items. Techint CTI intends to continue to explore commercial opportunities with potential Iranian business partners in compliance with applicable law.

•	Moreover, during 2017 certain non-U.S. employees of Techint CTI visited Iran in connection with the above-referred agreements and in order to discuss potential commercial opportunities with other Iranian public and private entities. No fees were paid in connection with such activities, other than routine amounts such as travel-related taxes and fees. No revenues were attributable to the above-referred activities. Techint CTI intends to continue visiting Iran in order to develop further commercial opportunities in the country in compliance with applicable law.

Techint CTI informed us that it recorded no revenues for the above activities as of December 31, 2017.

C.	Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the significant operating subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2017, 2016 and 2015.

Company	Country of Organization	Main activity	Percentage of ownership
			2017	2016	2015
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A.	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	99%
EXIROS B.V.	Netherlands	Procurement of raw materials and other products or services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION	USA	Manufacturing of welded steel pipes	100%	100%	100%
METALMECANICA S.A.	Argentina	Manufacturing of sucker rods	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	77%	77%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C.	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS COILED TUBES LLC	USA	Manufacturing of coiled tubing	100%	100%	100%
TENARIS CONNECTIONS B.V.	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A.	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2017, the Company held 11.46% of Ternium’s share capital (including treasury shares).

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l., or Techint Holdings, a wholly owned subsidiary of San Faustin, pursuant to which Techint Holdings will take all actions in its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company only to be removed pursuant to written instructions by the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect as long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated as a director of Ternium pursuant to this shareholders’ agreement.

Usiminas

On January 16, 2012, Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality flat steel products used in the energy, automotive and other industries. The acquisition was part of a larger transaction pursuant to which Confab and Ternium’s subsidiaries Ternium Investments S.àr.l., Ternium Argentina S.A. and Prosid Investments S.A., or the Ternium entities, formed the so-called T/T Group and joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, the T/T Group entered into a shareholders’ agreement with the NSSMC Group (formed by Nippon Steel & Sumitomo Metal Corporation, or NSSMC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation) and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group.

Following the subscription in 2016 to 1.3 million Usiminas preferred shares and 11.5 million Usiminas ordinary shares by Confab, as of December 31, 2017, Confab owned 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.2% of Usiminas’ total voting capital and 3.1% of Usiminas’ total share capital.

In 2014, a conflict arose within the T/T Group and NSSMC with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, the dispute with NSSMC was resolved, and on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group entities and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders’ agreement, or the New SHA. Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium (on behalf of the T/T Group) or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

In connection with the execution of the New SHA, the Ternium entities and Confab amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

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

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, before recovering to around $60 per barrel at the end of 2017. Such price increase was mainly due to an agreement between OPEC and some non-OPEC countries to cut production in order to accelerate the rebalancing of supply and demand and to reduce excess inventory levels. North American natural gas prices (Henry Hub), which were around $4 per million BTU in 2014, also briefly fell below $2 per million BTU at the beginning of 2016, before recovering to average levels of $3 per million BTU during 2017.

In 2017, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, a GE company, increased 27% compared to the level of 2016, with the increase concentrated in North America. In the United States the rig count in 2017 increased by 72%, with an average of 875 active rigs. Drilling activity in the United States rose strongly in the first half of the year before stabilizing above 900 active rigs in the second half and has since begun to increase again at the beginning of 2018. In Canada, the rig count in 2017 increased by 62% compared with 2016, while in the rest of the world, it declined 1%.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada, we compete against a wide range of local and foreign producers. Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide has become acute, and now extends beyond commodity grades. The competitive environment has, as a result, become more intense, and we expect that this will continue for some time. Effective competitive differentiation will be a key factor for Tenaris.

In addition, there is an increased risk of unfairly traded steel pipe imports in markets in which we produce and sell our products. In September 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including South Korea. Despite the duties imposed, imports from South Korea continue at a very high level. As a result, U.S. domestic producers have requested successive reviews of South Korea’s exports, which are ongoing. At the same time South Korean producers have appealed the duties imposed. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from South Korea and other countries in April 2015.

In addition to anti-dumping duties, a 25% tariff on steel articles imported from all countries was imposed under Section 232 of the Trade Expansion Act of 1962. However, the U.S. administration announced that imports from Argentina, Australia, Brazil, Canada the European Union, Mexico and South Korea, will be temporarily exempted.

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

The costs of steelmaking raw materials and of steel coils and plates increased during 2017. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $680 per ton in 2017 compared to $571 per ton in 2016.

Sale of North American Electric Conduit Business to Nucor

On January 19, 2017, we completed the sale of our steel electric conduit business in North America, known as Republic Conduit, to Nucor Corporation for a total consideration of $328 million, net of transaction costs. The after-tax gain from this sale amounted to $90 million. The result of the sale as well as those results relative to the conduit business for the 19 days of January 2017 and the financial years ended December 31, 2016 and 2015 were classified as a discontinued operation.

Summary of results

In 2017, our net sales rose steadily through the year, rising 23% compared to 2016, with the fourth quarter up 52% compared to the fourth quarter of 2016. While sales rose strongly during the year to Rig Direct® customers in United States, Canada, Colombia and Thailand as well as in Saudi Arabia, there were significant declines in sales of line pipe in Brazil, shipments of OCTG to other national oil company customers in the Middle East and sales for offshore projects in sub-Saharan Africa. EBITDA rose 58% year on year, with margins recovering on higher volumes and better absorption of fixed costs. Shareholders’ net income rose strongly to $545 million, benefitting from higher operating income, a good return on our investment in Ternium, a tax benefit due to the reduction in tax rates in Argentina and the United States, and a gain on the sale of our Republic Conduit business at the beginning of the year.

Our net cash position declined during the year to $680 million at December 31, 2017, compared to $1.4 billion at December 31, 2016, as we completed construction of our Bay City mill, built up working capital to support our growth in sales and maintained dividend payments.

Outlook

As we enter 2018, shale drilling activity in the United States and Canada, which had fallen slightly in the fourth quarter of 2017, has resumed growth. In the rest of the world, more projects are moving forward and conditions in markets like the Middle East and the North Sea have been improving but any recovery in 2018 will be gradual. In Latin America, drilling activity in Colombia and in the Vaca Muerta shale play in Argentina has been picking up. In Mexico, however, despite further positive results of the energy reform program, a significant recovery in activity remains unlikely this year. Growth in global OCTG demand, following a 40% increase in 2017, will be more modest in 2018 and concentrated in the major markets of United States, China, Russia and the Middle East.

We expect our sales in 2018 to increase in most regions and product lines compared to 2017, with strong year on year growth in each quarter. Raw material costs have risen significantly in the last few months and we expect that there will be a compensating increase in prices as demand gradually increases.

The recent U.S. governmental ruling to implement Section 232 tariffs at a rate of 25% on steel imports could create a structural change in our most dynamic market. To the extent, however, that it is aimed at reducing imports, it should be positive for us given our extensive domestic capacity. However, there is considerable uncertainty surrounding the eventual scope and impact of these tariffs.

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

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to: impairment of long-lived tangible and intangible assets; assets useful lives; deferred income tax; obsolescence of inventory; doubtful accounts and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Our most critical accounting estimates are those that are most important to the portrayal of our financial condition and results of operations, and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates and judgments are the following:

Accounting for business combinations

To account for our business combinations we use the acquisition method, which requires the acquired assets and assumed liabilities to be recorded at their respective fair value as of the acquisition date. The determination of fair values of assets acquired, liabilities and contingent liabilities assumed and determination of useful lives, requires us to make estimates and use valuation techniques, including the use of independent valuators, when market value is not readily available. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the asset’s value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and

b)	then, to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units), with a view to avoid reducing the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five-year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

In 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices and their impact on drilling activity and the demand outlook for welded pipe products in the United States. No impairment charge was recorded in 2016 or 2017.

2015 Impairment on non-consolidated companies – Usinas Siderúrgicas de Minas Gerais S.A. (Usiminas)

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

In 2015 the Company assessed the recoverable value of its investment in Usiminas based on the December 2015 average market price of Usiminas ordinary shares and impaired its investment by $29 million.

Usiminas’ financial restructuring process, which started in April 2016 with a capital increase, was completed by the end of August 2017. The completion of this process, together with the increase in the share price since June 2016 and the improvement in business conditions, may lead to an increase in the carrying value of the investment in Usiminas in future periods.

See note 12 “Investments in non-consolidated companies – b) Usiminas S.A.”, to our audited consolidated financial statements included in this annual report. For more information on the investment in Usiminas, see “Item 4. Information on the Company – C. Organizational Structure and Subsidiaries – Other Investments – Usiminas.”

Reassessment of Property, Plant and Equipment Assets Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through acquisitions accounted for as business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated) to its residual value over its estimated useful life, is done using the straight-line method. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS 16 “Property, Plant and Equipment”, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 did not materially affect depreciation expense for 2017. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3“Business combinations” and IAS 38 “Intangible assets”, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups. Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril. In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick’s acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years, ending in December 2017. As of December 2017, the residual values of Maverick’s customer relationships amount to $193 million and the residual useful life is 3 years, while Hydril’s customer relationships is fully amortized.

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

In relation to finished goods, we establish an allowance for obsolete or slow-moving inventory based on management’s analysis of product aging. For this purpose, stocks of finished goods produced by us, more than one year prior to the reporting date are valued at their estimated recoverable value. In addition, we establish an allowance for obsolete or slow-moving supplies and spare parts, based on management’s analysis of such items to be used as intended and the consideration of their potential obsolescence due to technological changes, aging and consumption patterns.

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

Trade account receivables are analyzed on a regular basis and when we become aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to an allowance for doubtful accounts. We also record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. In addition, our allowance for doubtful accounts is adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 180 days which are not covered by a credit collateral, guarantee, insurance or similar surety, are provisioned.

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

Deferred income tax

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

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Contingencies

We are from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. Our potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases. If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These estimates are primarily constructed with the assistance of legal counsel, and management believes that the aggregate provisions recorded for potential losses in the consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows. As the scope of liabilities becomes better defined, there may be changes in the estimates of future costs which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

A.	Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information - Accounting Principles” and “II. Accounting Policies A. Basis of presentation” and “B. Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

	For the year ended December 31,
Thousands of U.S. dollars (except number of shares and per share amounts)	2017	2016	2015

Selected consolidated income statement data

Continuing operations
Net sales	5,288,504	4,293,592	6,903,123
Cost of sales	(3,685,057)	(3,165,684)	(4,747,760)
Gross profit	1,603,447	1,127,908	2,155,363
Selling, general and administrative expenses	(1,270,016)	(1,196,929)	(1,593,597)
Other operating income (expenses), net (1)	1,157	9,964	(395,971)
Operating income (loss)	334,588	(59,057)	165,795
Finance income	47,605	66,204	34,574
Finance cost	(27,072)	(22,329)	(23,058)
Other financial results	(43,550)	(21,921)	3,076
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	311,571	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies (2)	116,140	71,533	(39,558)
Income before income tax	427,711	34,430	140,829
Income tax	17,136	(17,102)	(234,384)
Income (loss) for the year for continuing operations	444,847	17,328	(93,555)

Discontinued operations
Result for discontinued operations	91,542	41,411	19,130
Income (loss) for the year (3)	536,389	58,739	(74,425)

Income (loss) attributable to (3):
Owners of the parent	544,737	55,298	(80,162)
Non-controlling interests	(8,348)	3,441	5,737
Income (loss) for the year (3)	536,389	58,739	(74,425)

Depreciation and amortization for continuing operations	(608,640)	(657,109)	(653,313)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.38	0.01	(0.08)
Basic and diluted earnings (losses) per share	0.46	0.05	(0.07)
Dividends per share (4)	0.41	0.41	0.45

(1)	Other operating income (expenses), net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations.

(2)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the Usiminas investment of $29 million in 2015.

(3)	International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(4)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

	At December 31,
Thousands of U.S. dollars (except number of shares)	2017	2016	2015

Selected consolidated financial position data

Current assets	5,381,154	4,817,154	5,743,031
Property, plant and equipment, net	6,229,143	6,001,939	5,672,258
Other non-current assets	2,787,921	3,032,765	3,471,685
Assets of disposal group classified as held for sale	-	151,417	-
Total assets	14,398,218	14,003,275	14,886,974

Current liabilities	2,070,899	1,713,036	1,754,775
Non-current borrowings	34,645	31,542	223,221
Deferred tax liabilities	457,970	550,657	750,325
Other non-current liabilities	253,734	276,874	292,597
Liabilities of disposal group classified as held for sale	-	18,094	-
Total liabilities	2,817,248	2,590,203	3,020,918

Capital and reserves attributable to the owners of the parent	11,482,185	11,287,417	11,713,344
Non-controlling interests	98,785	125,655	152,712
Total equity	11,580,970	11,413,072	11,866,056

Total liabilities and equity	14,398,218	14,003,275	14,886,974

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2017	2016	2015
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(69.7)	(73.7)	(68.8)
Gross profit	30.3	26.3	31.2
Selling, general and administrative expenses	(24.0)	(27.9)	(23.1)
Other operating income (expenses), net	0.0	0.2	(5.7)
Operating income (loss)	6.3	(1.4)	2.4
Finance income	0.9	1.5	0.5
Finance cost	(0.5)	(0.5)	(0.3)
Other financial results	(0.8)	(0.5)	0.0
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	5.9	(0.9)	2.6
Equity in earnings (losses) of non-consolidated companies	2.2	1.7	(0.6)
Income before income tax	8.1	0.8	2.0
Income tax	0.3	(0.4)	(3.4)
Income (loss) for the year for continuing operations	8.4	0.4	(1.4)

Discontinued operations
Result for discontinued operations	1.7	1.0	0.3
Income (loss) for the year	10.1	1.4	(1.1)

Income (loss) attributable to:
Owners of the parent	10.3	1.3	(1.2)
Non-controlling interests	(0.2)	0.1	0.1

Fiscal Year Ended December 31, 2017, Compared to Fiscal Year Ended December 31, 2016

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2017		2016		(Decrease)
Tubes	4,966	94%	4,015	94%	24%
Others	323	6%	278	6%	16%
Total	5,289	100%	4,294	100%	23%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2017	2016	(Decrease)
Seamless	2,157	1,635	32%
Welded	461	355	30%
Total	2,618	1,990	32%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2017	2016	(Decrease)
Net sales
- North America	2,362	1,265	87%
- South America	982	1,032	(5%)
- Europe	497	542	(8%)
- Middle East & Africa	921	1,041	(11%)
- Asia Pacific	204	136	50%
Total net sales	4,966	4,015	24%
Operating income (loss) (1)	292	(71)	510%
Operating income (loss) (% of sales)	5.9%	(1.8%)

__________

(1)	Tubes operating income includes severance charges of $67 million in 2016.

Net sales of tubular products and services increased 24% to $4,966 million in 2017, compared to $4,015 million in 2016, reflecting a 32% increase in volumes and a 6% decrease in average selling prices. Sales increased mainly due to a strong increase in demand in the United States and Canada, partially offset by lower sales in the rest of the world, apart from Asia Pacific. In North America, our sales increased 87%, due to the recovery in shale drilling in the United States and Canada. In the rest of the world, recovery remained more elusive, apart from Asia Pacific due to higher Rig Direct® sales in Thailand.

Operating income (loss) from tubular products and services, amounted to a gain of $292 million in 2017, compared to a loss of $71 million in 2016. The recovery in Tubes operating income reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs and a reduction in severance costs ($67 million in 2016 vs. $32 million in 2017). Additionally, our selling, general and administrative expenses, or SG&A, as a percentage of sales declined from 29.0% in 2016 to 24.8% in 2017.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2017	2016	(Decrease)
Net sales	323	278	16%
Operating income	43	12	254%
Operating income (% of sales)	13.2%	4.3%

Net sales of other products and services increased 16% to $323 million in 2017, compared to $278 million in 2016, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing and excess raw materials and energy.

Operating income from other products and services, increased from $12 million in 2016 to $43 million in 2017, mainly due to improved profitability from our coiled tubing business together with higher results from sales of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, increased by $73 million (6%) in 2017 from $1,197 million in 2016 to $1,270 million in 2017. However, SG&A expenses decreased as a percentage of net sales to 24.0% in 2017 compared to 27.9% in 2016, mainly due to the effect of fixed and semi fixed expenses on higher sales (e.g., depreciation and amortization and labor costs).

Financial results amounted to a loss of $23 million in 2017, compared to a gain of $22 million in 2016. The 2017 loss is mostly related to a $49 million foreign exchange charge corresponding to the Euro appreciation on Euro denominated intercompany liabilities (fully offset in the currency translation reserve in equity), compensated by a net finance income of $21 million.

Equity in earnings of non-consolidated companies generated a gain of $116 million in 2017, compared to $72 million in 2016. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax for the year was positive amounting to $17 million. In 2017 we recorded a gain of $63 million due to the reduction in income tax rates in Argentina (gain of $46 million), the United States (gain of $15 million) and Colombia over net deferred tax liabilities. Additionally, during 2017 we recorded an income tax charge of $29 million corresponding to a settlement agreement between Dalmine, our Italian subsidiary, and the Italian tax authorities in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under such settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding.

Net income for the year amounted to $536 million in 2017, including a gain from discontinued operations of $92 million, compared with a gain in 2016 of $59 million, including a gain from discontinued operations of $41 million. The improvement in results reflects a better operating environment, where a 32% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a reduction in severance costs ($74 million in 2016 vs. $34 million in 2017), a positive income tax of $17 million reflecting primarily the effect of the changes in income tax rates in Argentina and the United States on deferred tax positions, better results from our investment in associated companies (mainly Ternium) and a gain of $92 million from discontinued operations. Net income from continuing operations amounted to a gain of $445 million in 2017, which compares with a gain of $17 million in 2016.

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2016		2015		(Decrease)
Tubes	4,015	94%	6,444	93%	(38%)
Others	278	6%	459	7%	(39%)
Total	4,294	100%	6,903	100%	(38%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2016	2015	(Decrease)
Seamless	1,635	2,028	(19%)
Welded	355	605	(41%)
Total	1,990	2,633	(24%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2016	2015	(Decrease)
Net sales
- North America	1,265	2,538	(50%)
- South America	1,032	1,858	(44%)
- Europe	542	695	(22%)
- Middle East & Africa	1,041	1,082	(4%)
- Asia Pacific	136	272	(50%)
Total net sales	4,015	6,444	(38%)
Operating (loss) income (1)	(71)	138	(152%)
Operating (loss) income (% of sales)	(1.8%)	2.1%

__________

(1)	Tubes operating income includes severance charges of $67 million in 2016 and $164 million in 2015. Additionally, Tubes operating income in 2015 includes an impairment charge of $400 million on our welded pipe operations in the United States.

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

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2016	2015	(Decrease)
Net sales	278	459	(39%)
Operating income	12	28	(57%)
Operating income (% of sales)	4.3%	6.1%

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2017	2016	2015

Net cash (used in) provided by operating activities	(22)	864	2,215
Net cash provided by (used in) investing activities	349	(98)	(1,774)
Net cash used in financing activities	(401)	(653)	(535)
(Decrease) increase in cash and cash equivalents	(74)	113	(94)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	399	286	416
Effect of exchange rate changes	6	(0)	(37)
(Decrease) increase in cash and cash equivalents	(74)	113	(94)
Cash and cash equivalents at the end of year (excluding overdrafts)	330	399	286

Cash and cash equivalents at the end of year (excluding overdrafts)	330	399	286
Bank overdrafts	0	1	0
Other current investments	1,192	1,633	2,141
Non-current fixed income investments held to maturity	123	248	393
Borrowings	(966)	(840)	(972)
Net cash at the end of the year	680	1,441	1,849

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2017 cash flow used in operating activities amounted to $22 million (including an increase in working capital of $855 million), our capital expenditures amounted to $558 million and we paid dividends amounting to $484 million. At the end of the year we had a net cash position of $680 million (including the $328 million we collected from the sale of Republic Conduit), compared to $1.4 billion at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists mainly of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) other investments (fixed income securities, time deposits, and fund investments).

At December 31, 2017, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 11% of total assets compared to 16% at the end of 2016.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2017, U.S. dollar denominated liquid assets represented 93% of total liquid financial assets compared to 95% at the end of 2016.

Fiscal Year Ended December 31, 2017, Compared to Fiscal Year Ended December 31, 2016

Operating activities

Net cash used by operations during 2017 was $22 million, compared to $864 million of net cash provided by operations during 2016. This 103% decrease was mainly attributable to an increase in working capital. During 2017 the increase in working capital amounted to $855 million, while during 2016 the reduction in working capital amounted to $348 million. The main yearly variation was related to an increase of $804 million in inventories during 2017, which compares with a reduction in inventory of $245 million in 2016. Additionally, during 2017 trade receivables increased $259 million and trade payables increased $194 million. For more information on cash flow disclosures and changes to working capital, see note 27 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash provided by investing activities was $349 million in 2017 (including the $328 million we collected from the sale of Republic Conduit) compared to $98 million used in 2016. Capital expenditures decreased to $558 million from $787 million in 2016, mainly related to the construction of the greenfield seamless mill in Bay City, Texas. Additionally, we reduced our financial investments by $565 million in 2017 compared to a reduction of $653 million in 2016.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $401 million in 2017, compared to $653 million in 2016.

Dividends paid during 2017 amounted to $484 million, while $508 million were paid in 2016.

During 2017 we had net proceeds from borrowings of $107 million, while in 2016 we had net repayments of borrowings of $115 million.

Our total liabilities to total assets ratio was 0.20:1 as of December 31, 2017 and 0.18:1 as of December 31, 2016.

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

Principal Sources of Funding

During 2017, we funded our operations with operating cash flows, bank financing, proceeds from sales of assets and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2017, borrowings increased by $126 million, to $966 million at December 31, 2017, from $840 million at December 31, 2016.

Borrowings consist mainly of bank loans. As of December 31, 2017, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 93% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2017, 2016 and 2015:

Millions of U.S. dollars	2017	2016	2015

Bank borrowings	966	839	971
Bank overdrafts	0	1	0
Finance lease liabilities	0	0	1
Total borrowings	966	840	972

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.73% at December 31, 2017 and to 1.97% at December 31, 2016.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2017	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	931	5	4	5	20	-	966
Interests to be accrued	15	1	1	1	0	-	18
Total	946	6	6	6	20	-	984

Our current borrowings to total borrowings ratio remained at 0.96:1 as of December 31, 2017 and 2016. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and non-current fixed income investments held to maturity less total borrowings) of $680 million at December 31, 2017, compared to $1.4 billion at December 31, 2016.

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

Significant Borrowings

Our most significant borrowings as of December 31, 2017 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2017	Tamsa	Bank loans	404	2018
2017	Siderca	Bank loans	311	2018
Dec-17	TuboCaribe	Bank loan	150	Dec-18

As of December 31, 2017, Tenaris was in compliance with all of its covenants, i.e., leverage ratio.

C.	Research and Development, Patents and Licenses, Etc.

See Item 4.B. “Information on the Company – Business Overview – Research and Development.”

D.	Trend Information

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. Liquefied natural gas, or LNG, prices have traditionally been established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the USA becomes a relevant source of LNG, LNG prices are also starting to be set in relation to prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil- and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent close to 10% of global liquids production, and production from shale gas plays is converting the United States into a net exporter of natural gas and a significant player in the LNG market.

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014, once OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. Prices reached levels below $30 per barrel in January 2016 and have since recovered to $60 per barrel once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. After several years of global oil supply exceeding global oil demand, inventories declined in the second half of 2017. The collapse in oil prices led oil and gas operators to substantially reduce their exploration and production investments to a level which is currently around 60% of the average of the 2012-14 period and this, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who have been very successful in reducing production costs in their shale plays, increased investments in response to more favorable market conditions.

Since the development of the prolific Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades. For the past three years, prices have fluctuated in the range of $2.00-3.50 per million BTU, significantly below prices in many other major gas-consuming regions. For several years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports, to the extent that, in 2017, the US became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a strong recovery which plateaued during the second half of 2017. Rig counts plunged to less than a quarter of their former level as operators cut back on investments for two consecutive years as their cash flows declined with low oil and gas prices. At the same time, they reduced drilling costs through increased efficiencies, concentrating drilling on the most productive plays, and negotiated lower supply and service costs. Despite lower prices, production levels are now higher than before the collapse in oil prices but rig counts are at half the levels they reached in 2014, reflecting the strong productivity gains made by the US oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014 and has continued to decline during 2015, 2016 and 2017. Although drilling activity in the Middle East has been relatively stable, drilling in Latin America and offshore drilling has declined significantly.

Prior to the most recent downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy, could limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend could accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions are implemented around the world.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia and Syria) and Worldwide, as published by Baker Hughes, a GE company, for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2017	2016	2015	2014	2013
International (*)	948	955	1,167	1,337	1,296
Canada	207	128	193	380	355
United States	875	510	977	1,862	1,761
Worldwide	2,029	1,593	2,337	3,578	3,412

__________

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

Percentage increase (decrease) over the previous year

	2017	2016	2015	2014
International (*)	(1%)	(18%)	(13%)	3%
Canada	62%	(34%)	(49%)	7%
United States	72%	(48%)	(48%)	6%
Worldwide	27%	(32%)	(35%)	5%

__________

(*)	International rig count excludes Syria (discontinued in February 2013) and includes Iraq from 2013 onwards.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	A corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement. Proceeds from the syndicated loan amounted to $800 million and were used by Techgen for the construction of the facility. As of December 31, 2017, the outstanding loan amounted to $720 million and, as a result, the amount guaranteed by the Company was approximately $158 million. The main covenants under the corporate guarantee include the Company’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. The Company is in compliance with such covenants.

•	A corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico S. de R.L. de C.V., and Kinder Morgan Texas Pipeline LLC for a natural gas purchasing capacity of 150,000 million BTU per day starting on August 1, 2016 and ending on July 31, 2036. As of December 31, 2017, our exposure under the guarantee in connection with these agreements amounted to $58.2 million.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitmens and other purchase orders” to our audited consolidated financial statements included in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

At December 31, 2017	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	931	5	4	5	20	-	966
Interests to be accrued (*)	15	1	1	1	0	-	18
Purchase commitments	174	37	38	12	12	65	337
Total contractual obligations and commitments	1,120	44	44	18	32	65	1,321

__________

(*)	Includes the effect of hedge accounting.

Purchase commitments as of December 31, 2017, disclosed in the table above, consist of commitments to purchase carbon steel for the Zohr gas field project amounting to $137 million; a contract for the service of natural gas transportation in Argentina for an aggregate amount of $78 million; a contract for the service of oxygen and nitrogen supply amounting to $44 million and contracts for the supply of graphite electrodes amounting to $78 million.

In addition, a Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad, or CFE, or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

For more information on our purchase commitments as of December 31, 2017, see note 25 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and other purchase orders” to our audited consolidated financial statements included in this annual report.

G.	Recent Developments

Annual Dividend Proposal

On February 21, 2018 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018 and record date on May 22, 2018.

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

Under the Company’s articles of association the board of directors is authorized until 2020 to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company’s articles of association, however, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash;

•	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (or, collectively, the Beneficiaries), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2017

Mr. Roberto Bonatti (1)	Director	President of San Faustin	15	68
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	11	66
Mr. Roberto Monti	Director	Member of the board of directors of YPF SA	13	78
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	15	69
Mr. Paolo Rocca (1)	Director	Chairman and chief executive officer of Tenaris	16	65
Mr. Jaime Serra Puche	Director	Chairman of SAI Consultores	15	66
Mr. Yves Speeckaert	Director	Director of Tenaris	1	57
Mr. Alberto Valsecchi	Director	Director of Tenaris	10	73
Mr. Amadeo Vázquez y Vázquez	Director	Director of Tenaris	15	75
Mr. Guillermo Vogel	Director	Vice chairman of Tamsa	15	67

____________

(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

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

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors and of the audit committee. He served as the Company’s chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris group companies; he also served as president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company’s board of directors and of the audit committee. He is a member of the board of directors of YPF SA. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. From June 2013 to June 2017 he was President of Assolombarda, and from May 2004 to May 2012 Vice President for Education of Confindustria. Moreover, in Italy, he is member of the Board of Directors of Allianz SpA, Brembo SpA, Buzzi Unicem SpA., Bocconi University, LUISS University, Museo Nazionale Scienza e Tecnologia Leonardo Da Vinci and member of the Advisory Board of Politecnico di Milano. At international level, he is member of the Allianz SE Advisory Board, of the Aspen Institute Executive Committee, of the Harvard Business School Advisory Board, of the BIDMC’s Cancer Center International Executive Board and member of the European Round Table of Industrialists (ERT). In June 2007 he was appointed Cavaliere del Lavoro of the Italian Republic and in March 2009 he received a Honoris Causa degree in management engineering from Politecnico di Milano. Gianfelice Rocca graduated cum laude in Physics at University of Milan and earned a PMD at Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of the audit committee. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Rotoplas and Alpek S.A. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He started his career as management consultant. While serving as director of KPMG Consulting in London and Sao Paulo, Brazil, he led various high-profile engagements in the telecoms, energy and agri-business industries; and as a director of structured finance of Banca Intesa-Sanpaolo (London), he worked with leaders of the telecom companies and vendors, to structure new operators funding in Spain and Latin America. Since 2010 he is a Luxembourg-based independent director of regulated investment funds (including related to Rothschild, UBS, KBL, among others) and is a member of the board of directors of several industrial holdings. He is also a member of the Luxembourg Institute of Administrators (ILA). Mr. Speeckaert holds an MBA from the University of California at Berkeley, and is a contributing and active member of its alumni association. Mr. Speeckaert is a Belgian citizen.

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

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and the chairman of the audit committee. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado and Exportaciones IM Promoción and served as president of Canacero until April 16, 2018. Mr Vogel also is a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

At the next annual general shareholders’ meeting, it will be proposed that the number of directors be increased to eleven, that all of the current directors, except Mr. Alberto Valsecchi, be reappointed and that Mr. Germán Curá and Ms. Mónica Tiuba be newly appointed to the board of directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2018 annual accounts. Below you will find Ms. Tiuba’s and Mr. Cura’s biographical information.

Germán Curá. Mr. Curá currently serves as president of our operations in North America, a position he holds since 2006. He was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of director of QRI llc. He is a Marine Engineer from the Instituto Tecnológico de Buenos Aires and a MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

Mónica Tiuba. Ms. Tiuba is a Brazilian qualified lawyer and accountant with over 16 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She has more than 10 years working experience in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients and family offices in connection with their international structuring; she has also advised private equity houses in M&A transactions. She worked for the global trust services firm, Vistra, where she headed the French & Ibero-Latin American team and served as board member of Ibero-LatAm origin clients. Ms. Tiuba gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU Tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian citizen.

Messrs. Condorelli, Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche, Speeckaert and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association. If appointed by the next annual general meeting of shareholders, Ms. Tiuba would also qualify as independent director for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1).

Director Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under the Luxembourg law of August 10, 1915 on commercial companies, as amended, or the Luxembourg Company Law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association.

Under Luxembourg law, unless the decision of the board of directors relates to ordinary business entered into under normal conditions, any director having a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the board of directors, must advise the board thereof and cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next following general meeting, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with that of the Company.

Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders’ meeting passed by a simple majority vote, irrespective of the number of shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.

An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned securities with the right to vote at such meeting representing at least ten per cent of the votes attaching to all such securities.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of the Luxembourg Company Law or the Company’s articles of association, nor will it release the directors from liability for any personal loss of the shareholders independent and separate from the losses suffered by the Company due to a breach either revealed and unrevealed of either the Luxembourg Company Law or the Company’s articles of association.

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). Auditors are appointed by the general shareholders’ meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders’ meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.

The Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee is responsible for the procedure for the selection of the independent auditors and considers and makes recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. The general shareholders’ meeting regularly approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

Our independent approved statutory auditor for the fiscal year ended December 31, 2017, appointed by the shareholders’ meeting held on May 3, 2017, was PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, or PwC Luxembourg, in connection with all of our annual accounts and consolidated financial statements. At the next annual general shareholders’ meeting, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2018.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2017

Mr. Paolo Rocca	Chairman and Chief Executive Officer	65
Mr. Edgardo Carlos	Chief Financial Officer	51
Mr. Antonio Caprera	Chief Industrial Officer	57
Mr. Gabriel Casanova	Chief Supply Chain Officer	59
Mr. Alejandro Lammertyn	Chief Planning and Commercial Coordination Officer	52
Ms. Paola Mazzoleni	Chief Human Resources Officer	41
Mr. Marcelo Ramos	Chief Technology Officer	54
Mr. Germán Curá (1)	President, North America	55
Mr. Sergio de la Maza	President, Central America	61
Mr. Renato Catallini	President, Brazil	51
Mr. Javier Martínez Alvarez	President, Southern Cone	51
Mr. Gabriel Podskubka	President, Eastern Hemisphere	44
Mr. Michele Della Briotta	President, Europe	45

__________

(1)	Effective as of May 2, 2018, Germán Curá will cease to act as president of our North American operations and he will be proposed to Tenaris’s shareholders’ meeting to be appointed as member of the board of directors. His position will be dissolved and Mr. Luca Zanottti will continue to act as the president of our U.S. operations and Guillermo Moreno will continue to act as the president of our Canadian operations.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

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

Antonio Caprera. Mr. Caprera currently serves as our chief industrial officer, a position he assumed in April 2017. He joined the company in 1990. From 2000 to 2006 he served as quality director at Dalmine in Italy, where he later assumed responsibilities as production director until 2012. From that year and until 2015 he served as production director at Siderca in Argentina, after which he assumed responsibilities as global industrial coordinator based in Mexico until March 2017. Mr. Caprera is an Italian citizen.

Gabriel Casanova. Mr. Casanova currently serves as our chief supply chain officer, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca’s export department in 1987. In 1995 he became Siderca’s Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.

Alejandro Lammertyn. Mr. Lammertyn currently serves as our chief planning and commercial coordination officer, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the Chief Executive Officer for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Paola Mazzoleni. Ms. Mazzoleni currently serves as our chief human resources officer, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company’s Global Trainee Program and then served as the regional head in Italy of Tenaris University. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen.

Marcelo Ramos. Mr. Ramos currently serves as our chief technology officer, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.

Germán Curá. Mr. Curá currently serves as president of our operations in North America, a position he holds since 2006. He was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of director of QRI llc. He is a Marine Engineer from the Instituto Tecnológico de Buenos Aires and a MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is a U.S. citizen.

Guillermo Moreno. Mr. Moreno currently serves as president of our operations in Canada. He first joined Siderca in 1987 and gained progressive responsibilities in finance and marketing positions until 1993. From 1993 to 1996, he became responsible for sales in Latin America. In 1996 he became Tamsa’s exports sales director. In 1999 he became the director of the Pipeline Services business unit, and eventually took over the position of director of Oilfield Services business unit in 2004. He served as planning director from 2010 to 2012, when he assumed his current position. Mr. Moreno is an Argentine citizen.

Luca Zanotti. Mr. Zanotti currently serves as president of our operations in the United States. In 2002, he joined Exiros, the procurement company for the Techint Group, as planning and administration director. He was later promoted to raw materials director and in July 2007 became managing director of Exiros, a position he held until 2010. He served as regional manager, Europe, and managing director of Dalmine S.p.A. from 2011 to 2015, when he assumed his current position. Before joining the Techint Group, he was a senior manager at A.T. Kearney in Milan, where he worked from 1998 to 2002, and prior to that he held various business development positions in the Far East for Lovato Electric. Mr. Zanotti is an Italian citizen.

Sergio de la Maza. Mr. de la Maza currently serves as president of our operations in Central America and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Renato Catallini. Mr. Catallini currently serves as president of our operations in Brazil, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as president of our operations in the Southern Cone, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.

Gabriel Podskubka. Mr. Podskubka currently serves as president of our operations in the Eastern Hemisphere, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for four years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.

Michele Della Briotta. Mr. Della Briotta currently serves as president of our operations in Europe, a position he assumed in July 2016. He first joined Tenaris in 1997 and has worked in areas such as industrial planning, operations, supply chain and commercial in Italy, Mexico, Argentina and the United States. Most recently he served as Tenaris’s area manager for Romania. Mr. Della Briotta is an Italian citizen.

B.	Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for their services for the year 2017 a fee of $115,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

During the years ended December 31, 2017, 2016 and 2015, the cash compensation of directors and senior managers amounted to $45.8 million, $38.6 million and $28.8 million, respectively. These amounts include cash benefits paid to certain senior managers in connection with the vesting of pre-existing retirement plans. In addition, directors and senior managers received 484, 500 and 540 thousand units for a total amount of $4.7 million, $4.8 million and $5.4 million, respectively, in connection with the Employee retention and long-term incentive program described in note O (3) “Employee benefits - Other long term benefits” to our audited consolidated financial statements included in this annual report.

There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.

C.	Board Practices

See A. “– Directors and Senior Management – Board of Directors.”

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one regulated market, the Company must have an audit committee composed of three members, at least two of which must qualify as independent directors under the Company’s articles of association.

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

However, in response to the requirements set forth in the Luxembourg law of July 23, 2016, concerning the audit profession, with respect to composition of the audit committee, or the Audit Reform Law, the Company’s board of directors appointed to the committee an additional member with competence in accounting or auditing matters, who will serve in the audit committee until the general meeting of shareholders to be held on May 2, 2018. The board of directors has convened an extraordinary general meeting of shareholders to be held on May 2, 2018, immediately after the annual general meeting of shareholders, to decide on the amendment of the Company’s articles of association, for purposes of providing that the audit committee shall be composed of at least three members, the majority of whom shall qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

As a result, the audit committee of the Company’s board of directors currently consists of four members. Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti were appointed to the audit committee on May 3, 2017, while Mr. Carlos Condorelli was appointed to the audit committee on November 1, 2017 to satisfy the requirements under the Audit Reform Law. Messrs. Condorelli, Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company’s articles of association. In addition, Mr. Condorelli is competent in accounting or auditing matters.

Under the Company’s articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. The audit committee operates under a charter which has been amended and restated by the board of directors on November 1, 2017, to implement adequate procedures to discharge the audit committee’s duties and responsibilities under applicable law, including the Audit Reform Law. The audit committee assists the board of directors in its oversight responsibilities relating to (i) the integrity of the Company’s financial statements; (ii) the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting; and (iii) the independence and performance of the Company’s external auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors or required to be performed by it under applicable laws and regulations.

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

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. A material related party transaction shall not be entered into without prior review by the Company’s audit committee and subsequent approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before the time it can actually be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s board of directors does not approve it.

The audit committee has the authority to conduct any investigation appropriate to the fulfillment of its responsibilities, and has direct access to the Company’s external auditors as well as anyone in the Company and, subject to applicable laws and regulations, its subsidiaries. In addition, the audit committee may engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter as the committee may determine to be necessary to carry out its purposes and responsibilities.

In addition, the Company has established at management-level a critical risk committee that assists the Company’s board of directors, the audit committee and the chief executive officer with the oversight of risks to which Tenaris is exposed and in the monitoring and review of the risk management framework and processes, with a focus on those risks deemed to be critical. In the performance of its functions, the critical risk committee facilitates the identification and assessment of critical risks (including cybersecurity, environmental, health and safety, product liability, intellectual property, and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee periodically reports to the board of directors, the audit committee and the chief executive officer on its activities.

D.	Employees

The following table shows the number of persons employed by Tenaris:

	2017	2016	2015

Argentina	5,221	4,755	5,388
Mexico	5,139	4,968	5,101
Italy	2,088	1,979	2,030
United States	1,953	1,636	2,190
Romania	1,870	1,631	1,624
Brazil	1,382	1,166	2,050
Colombia	1,003	750	636
Canada	919	473	546
Indonesia	506	509	532
Japan	410	458	508
Other Countries	1,114	1,074	1,136
	21,605	19,399	21,741
Employees in discontinued operations	-	(323)	(292)
Total employees in continuing operations	21,605	19,076	21,449

The number of our employees increased 11% during 2017 as we adjusted our operations to face the increase in drilling activity and demand of pipes. After two years of reduction, our labor costs worldwide related to continuing operations increased 14%.

Approximately 65% of our employees are unionized. For many years, we have enjoyed good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced major strikes or other labor conflicts with a material impact on our operations over the last five years. In 2017, however, our operations in Mexico experienced a few days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing, and we cannot assure it will not cause further disruptions in Mexico. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

E.	Share Ownership

To our knowledge, the total number of shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was 925,603, which represents 0.08% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held

Guillermo Vogel	850,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Total	925,603

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table shows the beneficial ownership of the shares by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), non-affiliated public shareholders, and (2) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group (2)	925,603	0.08%
Public	466,006,040	39.47%
Total	1,180,536,830	100.00%

__________

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $120 million in 2017, $9 million in 2016 and $46 million in 2015.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $43 million in 2017, $18 million in 2016 and $48 million in 2015.

•	Purchases of metal building components for our facilities in Mexico, which amounted to $1 million in 2015.

In the ordinary course of business, we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $43 million in 2017, $34 million in 2016 and $166 million in 2015.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $26 million in 2017, $14 million in 2016 and $19 million in 2015.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $11 million in 2017, $12 million in 2016 and $9 million in 2015.

Supply of Electric Energy

Techgen is an electric power plant in Mexico, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen became fully operational in December 1, 2016. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Sales to Tenaris amounted to $29 million in 2017 and $4 million in 2016.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $7 million in 2017 and $3 million in 2015.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $3 million in 2017, $2 million in 2016 and $1 million in 2015.

Litoral Gas’s sales to Tenaris totaled $5 million in 2017, $3 million in 2016 and $2 million in 2015.

Energy Consulting Services’s sales to Tenaris totaled $7 million in 2017, $5 million in 2016 and $7 million in 2015.

Provision of Engineering and Labor Services

We contract with certain companies controlled by San Faustin engineering and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $40 million in 2017, $45 million in 2016 and $72 million in 2015.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $95 million in 2017, $34 million in 2016 and $85 million in 2015.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million in 2017, $2 million in 2016 and $3 million in 2015.

Administrative, Legal and Other Support Services

Finma S.A., Arhsa S.A. and Techinst S.A. a group of companies controlled by San Faustin in which we have a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provides administrative, legal and other support services to San Faustin’s affiliates in Argentina, including us. Fees accrued for these services amounted to $12 million in 2017, $11 million in 2016 and $14 million in 2015.

Loans to Related Parties

We financed Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen, which generated interest gains in favor of Tenaris in an amount of $4 million in 2017, $2 million in 2016 and $1 million in 2015. Outstanding loans to Techgen as of December 31, 2017, amounted to $93 million.

Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $3 million in 2017, $11 million in 2016 and $24 million in 2015.

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

Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements (see notes 22 “Non-current allowances and provisions” and 23 “Current allowances and provisions” to our audited consolidated financial statements included in this annual report) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Material Legal Proceedings

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2017. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

Tax assessment in Italy

Dalmine, an Italian subsidiary of the Company, received on December 24, 2012, a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR298 million (approximately $357 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR226 million (approximately $271 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee of EUR175 million (approximately $210 million), and appealed the January 2016 ruling with the second-instance tax court.

On December 21, 2017, Dalmine and the Italian tax authorities entered into a settlement agreement in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under the settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding. As a result of the settlement, during the year Tenaris recorded an additional charge to results, in excess of amounts already provisioned, of approximately $29 million.

In addition, the Italian tax authorities formally notified Dalmine that, based on applicable laws and regulations, any future distributions from Dalmine out of past or future profits will not be subject to Italian withholding tax.

CSN claims relating to the January 2012 acquisition of Usiminas’ shares

In 2013, Confab, a Brazilian subsidiary of the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

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

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected such appeal. CSN may appeal against such ruling until May 8, 2018. If CSN appeals and its appeal is granted, the Superior Court of Justice will also review admissibility, and, if declared admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A., or Veracel, in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A., or Itaú, Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. The parties have until May 21, 2018 to file their observations and/or opinions concerning the expert’s second report. Approximately 54% of the amounts claimed by Itaú and Veracel is attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of March 31, 2018, the estimated amount of Itaú’s claim was approximately BRL83.7 million (approximately $25.2 million), and the estimated amount of Veracel’s claim is approximately BRL53.1 million (approximately $16.0 million), for an aggregate amount BRL136.8 million ($41.2 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

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

Petroamazonas Penalties

On January 22, 2016, Petroamazonas, or PAM, an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, TGS, for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Contractor’s claim for additional costs

Tenaris Bay City Inc., or Tenaris Bay City, a U.S. subsidiary of the Company, has received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $90 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel has been selected and a scheduling order issued. The parties have already submitted statements of claim and counterclaim, and responses to such statements by both parties are due in April and May 2018, respectively. Final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Investigation concerning currency exchange declarations.

Siderca, an Argentine subsidiary of the Company, and some of its directors, employees, former directors and employees are subject to an administrative criminal proceeding concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268 million. The case is now under consideration of a criminal court. Although theoretically this proceeding may give rise to the application of fines in an amount up to ten times the value of the involved operations, Tenaris believes that it has meritorious defenses and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result in differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

Tax assessment in Mexico

In August 2017, Tamsa and Servicios Generales Tenaris Tamsa S.A., or Segeta, two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination, and provided additional information evidencing compliance with applicable requirements for the tax deductions that are being challenged. As of March 31, 2018, the estimated exposure under these proceedings, including principal, interest and penalties, amounted to MXN 4,016 million (approximately $219 million). No final decision has yet been issued on this matter. Tenaris believes, based on the advice of counsel, that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

Dividend Policy

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. The amount and payment of dividends must be determined by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. The Company’s controlling shareholder has the discretion to determine the amount and payment of future dividends. All shares of the Company’s share capital rank pari passu with respect to the payment of dividends.

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend			Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 2, 2013	508	0.43	0.86	November 2012	May 2013
May 7, 2014	508	0.43	0.86	November 2013	May 2014
May 6, 2015	531	0.45	0.90	November 2014	May 2015
May 4, 2016	531	0.45	0.90	November 2015	May 2016
May 3, 2017	484	0.41	0.82	November 2016	May 2017

On February 21, 2018 the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018.

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. See Item 3.D. “Key Information – Risk Factors – Risks Relating to the Structure of the Company – As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations.”

Dividends may be lawfully declared and paid if the Company’s profits and distributable reserves are sufficient under Luxembourg law. The board of directors has the power to distribute interim dividends pursuant to Luxembourg law, but payment of the dividends must be finally approved by the Company’s general shareholders’ meeting.

Under Luxembourg law, at least 5% of the Company’s net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our share capital. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. At December 31, 2017, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

As of March 31, 2018, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of March 31, 2018, a total of 160,970,154 shares were registered in the name of the depositary for the Company’s ADR program. March 2018, month end closing sale price for the ADSs on the NYSE was $34.67, the closing sale price of the shares on the Italian Stock Exchange was Euro 13.95, on the Buenos Aires Stock Exchange was ARS 337.90 and on the Mexico Stock Exchange was Mexican pesos 346.80.

New York Stock Exchange

As of March 31, 2018, a total of 80,485,077 ADSs were registered of record. Each ADS represents two shares of the Company’s share capital. For the year ended December 31, 2017, Deutsche Bank Trust Company Americas acted as the Company’s depositary for issuing ADS evidencing shares. Fluctuations between the Euro and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Italian Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Argentine peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Buenos Aires Stock Exchange and the price of the ADSs on the NYSE. Fluctuations between the Mexican peso and the U.S. dollar will affect the U.S. dollar equivalent of the price of the shares on the Mexico Stock Exchange and the price of the ADSs on the NYSE.

The following table sets forth, for the periods indicated, the high and low quoted prices for the ADSs as reported by NYSE (Source: Bloomberg LP).

	Price per ADS
2013	High	Low
Full year	49.44	38.78

	Price per ADS
2014	High	Low
Full year	47.83	28.18

	Price per ADS
2015	High	Low
Full year	32.30	22.85

	Price per ADS
2016	High	Low
First quarter	24.76	19.29
Second quarter	29.62	23.47
Third quarter	29.89	25.46
Fourth quarter	35.91	27.50
Full year	35.91	19.29

	Price per ADS
2017	High	Low
First quarter	37.17	31.10
Second quarter	34.83	29.72
Third quarter	32.90	26.57
Fourth quarter	32.03	25.97
Full year	37.17	25.97

	Price per ADS
Last Six Months	High	Low
October 2017	28.26	25.97
November 2017	30.68	27.37
December 2017	32.03	29.23
January 2018	36.09	31.86
February 2018	36.24	31.12
March 2018	37.12	33.47

Italian Stock Exchange

The following table sets forth, for the periods indicated, the high and low quoted prices for the shares (in Euros per share), traded on the Italian Stock Exchange (Source: Bloomberg LP).

	Price per share
2013	High	Low
Full year	18.44	14.72

	Price per share
2014	High	Low
Full year	18.18	11.36

	Price per Share
2015	High	Low
Full year	15.02	9.97

	Price per share
2016	High	Low
First quarter	10.98	8.64
Second quarter	13.10	10.33
Third quarter	13.19	11.29
Fourth quarter	17.22	12.29
Full year	17.22	8.64

	Price per share
2017	High	Low
First quarter	17.25	14.56
Second quarter	16.21	13.30
Third quarter	14.30	11.07
Fourth quarter	13.41	11.07
Full year	17.25	11.07

	Price per share
Last Six Months	High	Low
October 2017	12.04	11.07
November 2017	13.16	11.83
December 2017	13.41	12.39
January 2018	14.54	13.16
February 2018	14.58	12.72
March 2018	15.12	13.62

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

	Price per share
2013	High	Low
Full year	229.00	141.70

	Price per share
2014	High	Low
Full year	346.10	160.50

	Price per share
2015	High	Low
Full year	197.00	155.00

	Price per share
2016	High	Low
First quarter	184.00	132.10
Second quarter	218.00	171.50
Third quarter	222.00	191.00
Fourth quarter	282.00	208.00
Full year	282.00	132.10

	Price per share
2017	High	Low
First quarter	295.00	239.00
Second quarter	266.50	232.50
Third quarter	282.50	230.85
Fourth quarter	297.55	228.25
Full year	297.55	228.25

	Price per share
Last Six Months	High	Low
October 2017	246.70	228.25
November 2017	269.25	241.75
December 2017	297.55	250.50
January 2018	356.60	295.00
February 2018	366.55	312.00
March 2018	376.90	335.60

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

	Price per share
2013	High	Low
Full year	316.90	245.34

	Price per share
2014	High	Low
Full year	310.29	208.52

	Price per share
2015	High	Low
Full year	244.58	195.00

	Price per share
2016	High	Low
First quarter	192.86	178.01
Second quarter	265.10	192.86
Third quarter	258.50	250.00
Fourth quarter	276.50	276.50
Full year	276.50	178.01

	Price per share
2017	High	Low
First quarter	391.00	326.78
Second quarter	-	-
Third quarter	259.00	249.64
Fourth quarter	301.14	246.95
Full year	391.00	246.95

	Price per share
Last Six Months	High	Low
October 2017	249.50	246.95
November 2017	-	-
December 2017	301.14	301.14
January 2018	334.20	317.52
February 2018	319.70	303.90
March 2018	346.80	338.80

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

See A. “– The Offer and Listing – Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

The following is a summary of certain rights of holders of the Company’s shares. These rights are set out in the Company’s articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary is not exhaustive and does not contain all information that may be important to you. For more complete information, you should read the Company’s articles of association, which are attached as an exhibit to this annual report.

The Company is a public limited liability company (société anonyme) organized under the laws of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B85 203 in the Luxembourg Registre de Commerce et des Sociétés.

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares having a nominal value of USD1.00 per share. There were 1,180,536,830 shares issued as of December 31, 2017. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of reserves, at such time and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve. The validity period of such authorization will expire (unless renewed) on June 5, 2020.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any pre-emptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire (unless renewed) on June 5, 2020. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

•	any issuance of shares (including by way of free shares or at discount), up to an amount equal to 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates, including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

Dividends

Subject to applicable law, all shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

The general shareholders’ meeting, which every shareholder has the right to attend in person or by proxy, declares a dividend or other distribution of funds legally available therefor.

Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in article 461-3 of the Luxembourg Company Law.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. The Company’s legal reserve represented 10% of its share capital as of December 31, 2017. The legal reserve is not available for distribution.

Voting Rights; Shareholders’ Meetings; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil Electronique des Sociétés et Associations (Luxembourg’s electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to the Company’s articles of association, for as long as the shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless otherwise provided by applicable law, only shareholders holding shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority vote of the shares validly cast at the meeting. Unless otherwise provided by applicable law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least half of the shares is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be convened in accordance with the Company’s articles of association and applicable law and such second extraordinary general shareholders’ meeting shall validly deliberate regardless of the number of shares represented. In both cases, the Luxembourg Company Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders’ meetings.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares validly cast at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the replaced director.

The next Company’s annual general shareholders’ meeting, that will consider, among other things our consolidated financial statements and annual accounts included in this report, will take place in the Company’s registered office in Luxembourg, on Wednesday May 2, 2018, at 9:30 A.M., Luxembourg time. A general extraordinary shareholders’ meeting will be held on the same date immediately after the adjournment of the annual general shareholders’ meeting to decide on certain amendments to the Company’s articles of association. The current articles of association provide that annual ordinary general shareholders’ meetings must take place in Luxembourg on the first Wednesday of every May at 9:30 a.m., Luxembourg time, and, if that day is a legal or banking holiday in Luxembourg, the meeting shall be held on the following business day. At the upcoming 2018 extraordinary general shareholders’ meeting to be held on May 2, 2018 (or any adjournment thereof), it will be proposed that the articles of association be also amended to reflect that annual general shareholders’ meetings shall meet within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice.

The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies.

Holders of shares deposited in fungible securities accounts have the same rights and obligations as holders of shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must present, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of shares held on the applicable record date for such meeting. See section titled “Holders of shares: procedures for attending and voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2018, (File No. 0001171843-18-002474), which is incorporated by reference herein.

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.” Holders of record of our ADR as of the relevant ADR holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADRs at such meeting. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank. See section “Holders of ADRs: procedures for voting at one or both Meetings” in the report of foreign issuer (Rules 13a-16 and 15d-16) on Form 6-K, filed by the Company on April 2, 2018, (File No. 0001171843-18-002474), which is incorporated by reference herein.

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

The ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him and the amount paid on each share in the Company’s share register. In addition, the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries.

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

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for more information on the authorization granted on May 6, 2015, by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase shares of the Company, including shares represented by ADSs.

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

For additional information regarding factors affecting our business, see Item 3.D. “Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

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

It is not intended to be, nor should it be construed to be, legal or tax advice. You should, therefore, consult your own tax advisor regarding local or foreign tax consequences, including Luxembourg tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to Luxembourg corporate income tax (impôt sur le revenu des collectivités) and Luxembourg municipal business tax (impôt commercial communal) on its worldwide income from Luxembourg or foreign sources. For the purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares or ADSs of the Company other than a Luxembourg Holder.

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

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, Luxembourg corporate income tax on its worldwide income), and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

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

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company, according to applicable law, recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should not be subject to Luxembourg withholding tax under current Luxembourg tax law.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their shares or ADSs as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable (at a progressive rate) if they are realized on a sale of shares or ADSs that takes place within the first six months following their acquisition. After the six-months period, capital gains are not taxed unless the resident individual holds more than 10% of the share capital of the Company.

If such shares or ADSs are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse and underage children) directly or indirectly more than 10% of the capital of the Company (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at a progressive rate.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 27.08% for the fiscal year ending 2017. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

Non-Luxembourg Holders

Non-Luxembourg individual holders

An individual who is a non-Luxembourg Holder of shares or ADSs (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares or ADSs if such holder has (alone or together with his or her spouse, civil partner and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years preceding the disposal, and either (i) such non-Luxembourg Holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject, however, to any applicable tax treaty.

Non-Luxembourg corporate holders

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares or ADSs are attributable, will bear Luxembourg corporate income tax and Luxembourg municipal business tax on a gain realized on a disposal of such shares or ADSs as set forth above for a Luxembourg corporate holder. However, capital gains realized on the sale of the shares or ADSs may benefit from the full exemption provided for by Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with Article 166 of the Luxembourg Income Tax Law subject in each case to fulfillment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares or ADSs are attributable, will bear corporate income tax on a gain realized on a disposal of such shares or ADSs under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions to holders are in principle subject to a 15% withholding tax computed on the gross amount distributed. The rate of the withholding tax may be reduced pursuant to double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. However, distributions imputed for tax purposes to the special reserve (please see above paragraph “corporate reorganization”) should be out of the scope of Luxembourg withholding tax under the current tax law.

Nevertheless, as provided by Article 147 of the Luxembourg Income Tax Law, no withholding tax applies if the distribution is made to:

•	a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law),

•	an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the European Union Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/EU) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law),

•	a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,

•	a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,

•	an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and

•	a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a vehicle regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

Luxembourg Holders

With the exception of Luxembourg corporate holders benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporate tax, must include the distributions paid on the shares or ADSs in their taxable income, 50% of the amount of such dividends being exempt from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

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

Net wealth tax is levied annually at the rate of 0.5% on the net wealth not exceeding EUR 500,000,000 and at a rate of 0.05% for the net wealth exceeding EUR 500,000,000, of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

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

United States federal income taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a bank,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a person who invests through a pass-through entity, including a partnership,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a former citizen or long-term resident of the United States,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs),

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, or the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the ADS deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends will be income from sources outside the United States and, generally, will be “passive” income for purposes of computing the foreign tax credit allowable to you.

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

For the year ended December 31, 2017, the Company’s Depositary for issuing ADSs evidencing shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2017 and 2016 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2017	Expected maturity date
	2018	2019	2020	2021	2022	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	5	4	4	20	0	33
Floating rate	-	0	0	1	0	-	2

Current Debt
Fixed rate	913	-	-	-	-	-	913
Floating rate	18	-	-	-	-	-	18
	931	5	4	5	20	0	966

At December 31, 2016	Expected maturity date
	2017	2018	2019	2020	2021	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	1	4	3	3	19	30
Floating rate	-	0	0	0	1	0	1

Current Debt
Fixed rate	790	-	-	-	-	-	790
Floating rate	18	-	-	-	-	-	18
	809	1	4	3	4	20	840

_______________

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.73% at December 31, 2017 and to 1.97% at December 31, 2016.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2017, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 93% of total financial debt.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2017, we had variable interest rate debt of $20 million and fixed rate debt of $946 million ($913 million of the fixed rate debt are short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $51 million in 2017, compared with $45 million in 2016.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2017.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(64)
Euro	U.S. dollar	(366)

The main relevant exposures as of December 31, 2017 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, and Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $32 million at December 31, 2017 and $40 million at December 31, 2016. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

At December 31, 2017, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a debit of $0.2 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2017.

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

As further described below, in connection with the execution of a renewal engagement letter with Deutsche Bank Trust Company Americas, certain amendments may be introduced to the ADS Deposit Agreement, including amendments in connection with fees payable to the Company’s Depositary by holders of ADSs.

Fees Payable by the Depositary to the Company

Fees incurred in 2017

For the year ended December 31, 2017, the Company received $2.5 million in fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS program, underwriting fees and legal fees.

Fees to be paid in the future

The engagement letter between Deutsche Bank Trust Company Americas and the Company setting forth, among others, the Depositary’s commitment regarding payment to the Company in connection with the Company’s ADR Program expired on March 30, 2018 and, as of the date of this annual report, the Company and Deutsche Bank Trust Company Americas are discussing the terms of a new five-year engagement, including ADR Program fees payable by the Depositary to the Company. In connection with the execution of the renewal engagement letter with Deutsche Bank Trust Company Americas, certain amendments may be introduced to the ADS Deposit Agreement, including amendments in connection with fees payable to the Company’s Depositary by holders of ADSs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2017.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

In addition, under the Company’s articles of association, the audit committee is required to report to the board of directors from time to time on its activities, and annually on the adequacy of the systems of internal control over financial reporting at the time the annual accounts are approved.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 21, 2018, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2017, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2017.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2017 has been audited by PwC Luxembourg, as stated in their report included herein. See “—Report of Independent Registered Public Accounting Firm.”

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that none of the audit committee members meets all of the attributes defined in Item 16A of Form 20-F for an “audit committee financial expert”. However, applicable Luxembourg law requires that at least one of the audit committee members have competence in accounting or auditing matters, and the Company’s board of directors has determined that Mr. Carlos Condorelli has the requisite competence in accounting or auditing matters. In addition, the audit committee has the authority, from time to time and as it deems necessary, to engage persons that meet all of the attributes of an “audit committee financial expert” as consultants.

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

The text of our codes of conduct and code of ethics is posted on our Internet website at: http://ir.tenaris.com/codeOfConduct.cfm

Item 16C.	Principal Accountant Fees and Services

Fees Paid to the Company’s Principal Accountant

In 2017 and 2016, PwC served as the principal external auditor for the Company. Fees for the years ended December 31, 2017 and 2016 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2017	2016

Audit Fees	3,995	3,588
Audit-Related Fees	88	64
Tax Fees	23	14
All Other Fees	30	3
Total	4,136	3,669

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the U.S. Securities and Exchange Commission or other regulatory filings.

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

All Other Fees

Fees paid for the support in the development of training courses.

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

The audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2017 or 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2017, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On May 6, 2015, at the Company’s general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADSs, on the following terms and conditions:

•	Purchases, acquisitions or receipts of securities may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

•	The maximum number of securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of securities acquired as a block may amount to the maximum permitted amount of purchases.

•	The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s securities in the stock exchange through which the Company’s securities are acquired, during the five trading days in which transactions in the securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of securities, other than in the form of ADSs, such maximum and minimum per security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares, a capital increase by means of a capitalization of reserves, a distribution of shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the shares shall be reflected.

•	The acquisitions of securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

•	Only fully paid-up securities may be acquired pursuant to this authorization.

•	The acquisitions of securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s securities are traded, through public offers to all shareholders of the Company to buy securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•	The acquisitions of securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

•	The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 430-15 et. seq. of the Luxembourg Company Law (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

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

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the Luxembourg Company Law, the law of January 11, 2008, implementing the European Union’s transparency directive and the law of May 24, 2011, implementing the European Union’s directive on the exercise of certain shareholders’ rights in general meetings of listed companies) and the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

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

Audit committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. The Company’s articles of association currently require an audit committee composed of three members, of which at least two must be independent (as defined in the articles of association) and the Company’s audit committee complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee.”

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

29, Avenue de la Porte-Neuve – 3rd Floor.

L – 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Tenaris S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Tenaris S.A. and its subsidiaries (the “Company”) as of 31 December 2017 and 2016, and the related consolidated statements of income and of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers, Société coopérative	Luxembourg, 30 April 2018

Represented by

/s/ Fabrice Goffin

Fabrice Goffin

We have served as the Company’s auditor since 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2017	2016	2015
Continuing operations
Net sales	1	5,288,504	4,293,592	6,903,123
Cost of sales	2	(3,685,057)	(3,165,684)	(4,747,760)
Gross profit		1,603,447	1,127,908	2,155,363
Selling, general and administrative expenses	3	(1,270,016)	(1,196,929)	(1,593,597)
Other operating income	5	10,516	21,127	14,603
Other operating expenses	5	(9,359)	(11,163)	(410,574)
Operating income (loss)		334,588	(59,057)	165,795
Finance Income	6	47,605	66,204	34,574
Finance Cost	6	(27,072)	(22,329)	(23,058)
Other financial results	6	(43,550)	(21,921)	3,076
Income (loss) before equity in earnings of non-consolidated companies and income tax		311,571	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies	7	116,140	71,533	(39,558)
Income before income tax		427,711	34,430	140,829
Income tax	8	17,136	(17,102)	(234,384)
Income (loss) for continuing operations		444,847	17,328	(93,555)

Discontinued operations
Result for discontinued operations	28	91,542	41,411	19,130
Income (loss) for the year		536,389	58,739	(74,425)

Attributable to:
Owners of the parent		544,737	55,298	(80,162)
Non-controlling interests		(8,348)	3,441	5,737
		536,389	58,739	(74,425)
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.38	0.01	(0.08)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.77	0.02	(0.17)
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.46	0.05	(0.07)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.92	0.09	(0.14)

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Income (loss) for the year	536,389	58,739	(74,425)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	151,762	37,187	(256,260)
Change in value of cash flow hedges	4,502	(7,525)	10,699
Change in value of available for sale financial instruments	-	-	2,486
Income tax relating to components of other comprehensive income	23	(23)	(284)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(9,548)	3,473	(92,914)
- Changes in the fair value of derivatives held as cash flow hedges and others	512	421	(3,790)
	147,251	33,533	(340,063)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(8,635)	(230)	14,181
Income tax on items that will not be reclassified	1,338	(1,760)	(4,242)
Remeasurements of post employment benefit obligations of non-consolidated companies	(376)	(5,475)	(449)
	(7,673)	(7,465)	9,490
Other comprehensive income (loss) for the year, net of tax	139,578	26,068	(330,573)
Total comprehensive income (loss) for the year	675,967	84,807	(404,998)
Attributable to:
Owners of the parent	683,531	81,702	(410,187)
Non-controlling interests	(7,564)	3,105	5,189
	675,967	84,807	(404,998)
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	591,989	40,291	(429,317)
Discontinued operations	91,542	41,411	19,130
	683,531	81,702	(410,187)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2017		At December 31, 2016
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,229,143		6,001,939
Intangible assets, net	11	1,660,859		1,862,827
Investments in non-consolidated companies	12	640,294		557,031
Available for sale assets	31	21,572		21,572
Other investments	18	128,335		249,719
Deferred tax assets	20	153,532		144,613
Receivables, net	13	183,329	9,017,064	197,003	9,034,704
Current assets
Inventories, net	14	2,368,304		1,563,889
Receivables and prepayments, net	15	143,929		124,715
Current tax assets	16	132,334		140,986
Trade receivables, net	17	1,214,060		954,685
Other investments	18	1,192,306		1,633,142
Cash and cash equivalents	18	330,221	5,381,154	399,737	4,817,154
Assets of disposal group classified as held for sale	28		-		151,417
Total assets			14,398,218		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,482,185		11,287,417
Non-controlling interests			98,785		125,655
Total equity			11,580,970		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	19	34,645		31,542
Deferred tax liabilities	20	457,970		550,657
Other liabilities	21(i)	217,296		213,617
Provisions	22	36,438	746,349	63,257	859,073
Current liabilities
Borrowings	19	931,214		808,694
Current tax liabilities	16	102,405		101,197
Other liabilities	21(ii)	197,504		183,887
Provisions	23(ii)	32,330		22,756
Customer advances		56,707		39,668
Trade payables		750,739	2,070,899	556,834	1,713,036
Liabilities of disposal group classified as held for sale	28		-		18,094
Total liabilities			2,817,248		2,590,203
Total equity and liabilities			14,398,218		14,003,275

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
Share of other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

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

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non- controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 and 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2017	2016	2015
Cash flows from operating activities
Income (loss) for the year		536,389	58,739	(74,425)
Adjustments for:
Depreciation and amortization	10 & 11	608,640	662,412	658,778
Impairment charge	5	-	-	400,314
Income tax accruals less payments	27(ii)	(193,989)	(128,079)	(91,080)
Equity in (earnings) losses of non-consolidated companies	7	(116,140)	(71,533)	39,558
Interest accruals less payments, net	27(iii)	11,550	(2,567)	26,622
Changes in provisions		(17,245)	15,597	(20,678)
Income from the sale of Conduit business	28	(89,694)	-	-
Changes in working capital	27(i)	(855,282)	348,199	1,373,985
Currency translation adjustment and others		93,746	(19,203)	(98,070)
Net cash (used in) provided by operating activities		(22,025)	863,565	2,215,004

Cash flows from investing activities
Capital expenditures	10 & 11	(558,236)	(786,873)	(1,131,519)
Changes in advance to suppliers of property, plant and equipment		7,077	50,989	49,461
Proceeds from disposal of Conduit business	28	327,631	-	-
Investment in non-consolidated companies	12	-	(17,108)	(4,400)
Acquisition of subsidiaries	26	(10,418)	-	-
Investment in companies under cost method		(3,681)	-	-
Loan to non-consolidated companies	12 c	(7,056)	(42,394)	(22,322)
Proceeds from disposal of property, plant and equipment and intangible assets		5,443	23,609	10,090
Dividends received from non-consolidated companies	12	22,971	20,674	20,674
Changes in investments in securities		565,387	652,755	(695,566)
Net cash provided by (used in) investing activities		349,118	(98,348)	(1,773,582)

Cash flows from financing activities
Dividends paid	9	(484,020)	(507,631)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(24,000)	(29,089)	(2,950)
Acquisitions of non-controlling interests		(49)	(1,071)	(1,068)
Proceeds from borrowings		1,196,781	1,180,727	2,064,218
Repayments of borrowings		(1,090,129)	(1,295,560)	(2,063,992)
Net cash used in financing activities		(401,417)	(652,624)	(535,034)

(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
Movement in cash and cash equivalents
At the beginning of the year		398,580	286,198	416,445
Effect of exchange rate changes		5,834	(211)	(36,635)
(Decrease) increase in cash and cash equivalents		(74,324)	112,593	(93,612)
At December 31,	27(iv)	330,090	398,580	286,198

		At December 31,
Cash and cash equivalents		2017	2016	2015
Cash and bank deposits		330,221	399,900	286,547
Bank overdrafts	19	(131)	(1,320)	(349)
		330,090	398,580	286,198

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and other selling expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
V	Non-current assets held for sale and discontinued operations	24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan subsidiaries
		32	Fees paid to the Company's principal accountant
		33	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 21, 2018.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A	Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

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

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. IFRS 9 includes new requirements on the classification and measurement of financial assets and liabilities, as well as a new impairment model based on expected credit losses rather than the incurred loss impairment model of IAS 39. It also introduces new rules for hedge accounting. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

The Company will apply the new rules retrospectively from 1 January 2018. Comparative amounts for previous years will not be restated.

The Company has reviewed its financial assets and liabilities and is expecting that the other investments categorized as held to maturity and carried at amortized cost will qualify for classification at fair value through other comprehensive income. Accordingly, Tenaris expects an increase in the valuation of its financial assets of approximately $3 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A	Basis of presentation (Cont.)

(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. Based on the assessments undertaken, Tenaris expects a decrease of $ 6 million in the allowance for doubtful accounts.

The Company does not expect any significant impact related to the new hedge accounting rules.

IFRS 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

The Company has assessed the effects of applying the new standard and the main areas affected will be the accounting for sales of shipping services, free of charge services and rights of return.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses is expected to be a decrease of $ 0.7 million net.

The Company intends to adopt this standard using the modified retrospective approach, meaning that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be restated.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

These standards were endorsed by the EU.

Other accounting pronouncements that became effective during 2017 have no material effect on the Company’s financial condition or results of operations.

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

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B	Group accounting (Cont.)

(1)	Subsidiaries and transactions with non-controlling interests (Cont.)

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

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

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

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

At December 31, 2017, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

At December 31, 2017, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.08% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B	Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium - Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2017 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2017, 2016 and 2015, no impairment provisions were recorded on Tenaris’s investment in Ternium while in 2015, an impairment charge was recorded on Tenaris’s investment in Usiminas. See Note 7 and Note 12.

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

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

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

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

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

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

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

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

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

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2017, 2016 and 2015.

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

During 2017, the Company decided to redefine the subcategories within property, plant and equipment items, in order to better reflect the nature and intended use of the assets. Comparative figures were reclassified following the new subcategories.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F	Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

F	Intangible assets (Cont.)

(2)	Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38 “Intangible Assets”, did not materially affect amortization expenses for 2017, 2016 and 2015.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2017 and 2016, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2017, 2016 and 2015.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2017, 2016 and 2015 totaled $63.7 million, $68.6 million and $89.0 million, respectively.

(5)	Customer relationships

In accordance with IFRS 3 "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential’s customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years, ending December 2017.

As of December 2017 the residual value of Maverick’s customer relationships amount to $193 million and the residual useful life is 3 years, while Hydril’s customer relationships is fully amortized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

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

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

I	Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. Allocation of fixed production costs is based on the normal level of production capacity. Supplies and raw material cost is mainly based on FIFO method while goods in progress and finished goods cost is mainly based on specific historical production costs for each production order. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Third parties goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

J	Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are provisioned.

K	Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2017, 2016 and 2015 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

M	Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

N	Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

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

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

O	Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

O	Employee benefits (Cont.)

(2)	Post employment benefits (Cont.)

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2017 the outstanding liability for this plan amounts to $46.8 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2017 the outstanding liability for this plan amounts to $19.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2017 the outstanding liability for this plan amounts to $16.7 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2017 the outstanding liability for this plan amounts to $12.3 million.

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 “Employee Benefits”.

As of December 31, 2017 and 2016, the outstanding liability corresponding to the Program amounts to $79.2 million and $78.7 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2017 and 2016, is $94.8 million and $92.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

O	Employee benefits (Cont.)

(4)	Termination benefits

Terminations benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P	Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with Note 25.

Q	Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortised cost. They are presented as current liabilities unless payment is not due within 12 months after the reporting period.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

R	Revenue recognition (Cont.)

The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris’s storage facilities that have not been shipped to customers amounted to 3.3%, 2.8% and 3.0% as of December 31, 2017, 2016 and 2015, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to $11 million, 0.21% of total sales). The revenue recognition of the contracts follows the IAS 11 ”Construction Contracts" guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).
▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.

S	Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T	Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

U	Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris’s non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly Other Investments current, investments in certain financial debt instruments and time deposits held for trading expiring in less than ninety days from the measurement date (included within cash and cash equivalents).
▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company’s interest in the Venezuelan Companies (see Note 31).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

V	Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 28.

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.08 as of December 31, 2017 and 0.07 as of December 31, 2016. The Company does not have to comply with regulatory capital adequacy requirements.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2017 and 2016:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2017	2016
Argentine Peso / U.S. Dollar	(64,482)	(60,204)
Euro / U.S. Dollar	(365,926)	(406,814)
U.S. Dollar / Brazilian Real	(183)	125,880

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2017 and 2016 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million as of December 31, 2017 and 2016.

▪	Euro / U.S. dollar

As of December 31, 2017 and 2016, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.7 million and $4.1 million as of December 31, 2017 and 2016, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries whose functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million in December 31, 2016 (including a gain / loss of $0.5 million in 2016 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

Considering the balances held as of December 31, 2017 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.3 million (including a loss / gain of $6.7 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $3.4 million. For balances held as of December 31, 2016, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $4.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2017		2016
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	946,215	98%	820,600	98%
Variable rate	19,644	2%	19,636	2%
Total	965,859		840,236

(*) Out of the $946 Million fixed rate borrowings $913 Million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.0 million in 2017 and $8.8 million in 2016.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2017, 2016 and 2015.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2017 and 2016 trade receivables amount to $1,214.1 million and $954.7 million respectively. Trade receivables have guarantees under credit insurance of $190.7 million and $222.1 million, letter of credit and other bank guarantees of $42.2 million and $117.8 million, and other guarantees of $14.1 million and $15.6 million as of December 31, 2017 and 2016 respectively.

As of December 31, 2017 and 2016 past due trade receivables amounted to $230.9 million and $249.0 million, respectively. Out of those amounts $27.3 million and $83.1 million are guaranteed trade receivables while $78.4 million and $85.7 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

A. Financial Risk Factors (Cont.)

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 71% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2017, in comparison with approximately 82% as of December 31, 2016.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2017, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 11% of total assets at the end of 2017 compared to 16% at the end of 2016.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2017 and 2016, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2017 and 2016, U.S. dollar denominated liquid assets represented approximately 93% and 95% of total liquid financial assets respectively.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

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

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2017 and 2016.

		Measurement Categories				At Fair Value
December 31, 2017	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	330,221	150,948	-	-	179,273	179,273	-	-
Cash at banks	150,948	150,948	-	-	-	-	-	-
Liquidity funds	66,033	-	-	-	66,033	66,033	-	-
Short – term investments	113,240	-	-	-	113,240	113,240	-	-
Other investments	1,192,306	-	220,838	-	971,468	459,476	511,992	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	437,406	-	-	-	437,406	9,943	427,463	-
Certificates of deposits	297,788	-	-	-	297,788	-	297,788	-
Commercial papers	9,943	-	-	-	9,943	9,943	-	-
Other notes	129,675	-	-	-	129,675	-	129,675	-
Bonds and other fixed income	754,800	-	220,838	-	533,962	449,533	84,429	-
U.S. government securities	130,477	-	-	-	130,477	130,477	-	-
Non - U.S. government securities	161,063	-	36,283	-	124,780	124,780	-	-
Corporates securities	378,831	-	184,555	-	194,276	194,276	-	-
Structured notes	68,044	-	-	-	68,044	-	68,044	-
Mortgage and asset-backed securities	16,385	-	-	-	16,385	-	16,385	-
Others	100	-	-	-	100	-	100	-
Other Investments Non- current	128,335	-	123,498	-	4,837	-	-	4,837
Bonds and other fixed income	123,498	-	123,498	-	-	-	-	-
Other investments	4,837	-	-	-	4,837	-	-	4,837
Trade receivables	1,214,060	1,214,060	-	-	-	-	-	-
Receivables C and NC	327,258	176,716	-	-	8,230	-	8,230	-
Foreign exchange derivatives contracts	8,230	-	-	-	8,230	-	8,230	-
Other receivables	176,716	176,716	-	-	-	-	-	-
Other receivables (non-financial)	142,314	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,541,724	344,336	21,572	1,163,808	638,749	520,222	26,409
Liabilities
Borrowings C and NC	965,859	965,859	-	-	-	-	-	-
Trade payables	750,739	750,739	-	-	-	-	-	-
Other liabilities	197,504	-	-	-	39,799	-	39,799	-
Foreign exchange derivatives contracts	39,799	-	-	-	39,799	-	39,799	-
Other liabilities (non-financial)	157,705	-	-	-	-	-	-	-
Total		1,716,598	-	-	39,799	-	39,799	-

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

		Measurement Categories				At Fair Value
December 31, 2016	Carrying Amount	Loans & Receivables	Held to Maturity	Available for sale	Fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. sovereign bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage and asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed income	248,049	-	248,049	-	-	-	-	-
Other investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

(*) For further detail regarding Available for sale assets, see Note 31.

There were no transfers between Levels during the year

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2017	2016
	Assets / Liabilities
At the beginning of the year	23,242	23,234
Acquisition	3,681	-
Decrease due to write down	(564)	-
Currency translation adjustment and others	50	8
At the end of the year	26,409	23,242

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris’s investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.9% and 100.8% of its carrying amount including interests accrued as of December 31, 2017 and 2016 respectively.

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.4% of its carrying amount including interests accrued in 2017 as compared with 99.7% in 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

D. Accounting for derivative financial instruments and hedging activities (Cont.)

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2017 and 2016, the effective portion of designated cash flow hedges which is included in “Other Reserves” in equity amounts to $0.2 million debit and $4.7 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within “Other Reserves” in equity are also shown in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in million US dollar)

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Direct cost and others	115	-	115	(1)
Absorption	49	1	50	-
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Year Ended December 31, 2016	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,015	278	4,294	235
Management view - operating income	19	19	38	62
Difference in cost of sales	(108)	(8)	(116)	4
Direct cost and others	(114)	(8)	(122)	4
Absorption	6	-	6	-
Differences in Depreciation and Amortization	28	-	28	-
Differences in Selling, general and administrative expenses	(5)	1	(4)	-
Differences in Other operating income (expenses), net	(5)	-	(5)	-
IFRS - operating (loss) income	(71)	12	(59)	66
Financial income (expense), net			22	-
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37)	66
Equity in earnings of non-consolidated companies			71	-
Income before income tax			34	66
Capital expenditures	752	33	785	2
Depreciation and amortization	643	14	657	5

Year Ended December 31, 2015	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	6,444	459	6,903	198
Management view - operating income	686	27	713	39
Difference in cost of sales	(225)	-	(225)	(9)
Direct cost and others	(184)	-	(184)	(9)
Absorption	(41)	-	(41)	-
Differences in Depreciation and Amortization	(319)	1	(318)	-
Differences in Selling, general and administrative expenses	(4)	-	(4)	-
Differences in Other operating income (expenses), net	-	-	-	-
IFRS - operating income	138	28	166	30
Financial income (expense), net			15	-
Income before equity in earnings of non-consolidated companies and income tax			181	30
Equity in losses of non-consolidated companies			(40)	-
Income before income tax			141	30
Capital expenditures	1,089	41	1,130	1
Depreciation and amortization	638	15	653	5

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $53, $47 and $57 million in 2017, 2016 and 2015, respectively.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,143	58,949	57,285	7,562	4,153	-	558,092	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	-	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	-	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	-	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	-	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	-	653,313	5,465

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (31.8%); “South America” comprises principally Argentina (14.0%), Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Kazakhstan, United Arab Emirates, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan and Thailand.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2017, 2016 and 2015 (see Note 12 and 31).

2	Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Inventories at the beginning of the year	1,563,889	1,843,467	2,779,869

Plus: Charges of the year
Raw materials, energy, consumables and other	2,794,503	1,528,532	1,934,209
Services and fees	244,035	199,210	298,470
Labor cost	778,408	658,975	947,997
Depreciation of property, plant and equipment	383,490	376,965	377,596
Amortization of intangible assets	18,621	27,244	24,100
Maintenance expenses	183,370	122,553	184,053
Allowance for obsolescence	(12,917)	32,765	68,669
Taxes	18,542	16,693	21,523
Other	88,823	89,575	92,059
	4,496,875	3,052,512	3,948,676
Less: Inventories at the end of the year (*)	(2,368,304)	(1,593,708)	(1,843,467)
From discontinued operations	(7,403)	(136,587)	(137,318)
	3,685,057	3,165,684	4,747,760

(*) Inventories as of December 31, 2016 include $ 29.8 million related to discontinued operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Services and fees	132,301	123,653	158,541
Labor cost	443,338	441,355	579,360
Depreciation of property, plant and equipment	17,979	16,965	18,543
Amortization of intangible assets	188,550	241,238	238,539
Commissions, freight and other selling expenses	339,759	243,401	351,657
Provisions for contingencies	17,664	30,841	19,672
Allowances for doubtful accounts	(5,421)	(12,573)	36,788
Taxes	56,826	67,724	129,018
Other	81,061	76,563	92,157
	1,272,057	1,229,167	1,624,275
From discontinued operations	(2,041)	(32,238)	(30,678)
	1,270,016	1,196,929	1,593,597

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Wages, salaries and social security costs	1,144,341	988,794	1,327,968
Severance indemnities	34,497	73,741	176,950
Defined contribution plans	12,401	10,758	13,286
Pension benefits - defined benefit plans	15,066	10,563	14,813
Employee retention and long term incentive program	15,441	16,474	(5,660)
	1,221,746	1,100,330	1,527,357
From discontinued operations	(853)	(28,306)	(24,665)
	1,220,893	1,072,024	1,502,692

At year-end, the number of employees was 21,605 in 2017, 19,399 in 2016 and 21,741 in 2015.

The following table shows the geographical distribution of the employees:

Country	2017	2016	2015
Argentina	5,221	4,755	5,388
Mexico	5,139	4,968	5,101
Brazil	1,382	1,166	2,050
USA	1,953	1,636	2,190
Italy	2,088	1,979	2,030
Romania	1,870	1,631	1,624
Canada	919	473	546
Indonesia	506	509	532
Colombia	1,003	750	636
Japan	410	458	508
Other	1,114	1,074	1,136
	21,605	19,399	21,741
From discontinued operations	-	(323)	(292)
	21,605	19,076	21,449

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Other operating income
Net income from other sales	4,395	16,275	7,480
Net rents	4,325	4,852	6,462
Other	1,796	-	661
	10,516	21,127	14,603

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,158	9,534	9,052
Provisions for legal claims and contingencies	-	10	1
Loss on fixed assets and material supplies disposed / scrapped	118	57	94
Impairment charge	-	-	400,314
Allowance for doubtful receivables	84	432	1,114
Other	-	1,378	-
	9,360	11,411	410,575
From discontinued operations	(1)	(248)	(1)
	9,359	11,163	410,574

Impairment charge

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count), capital expenditure programs for Tenaris’s customers, and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2017, the main discount rates used were in a range between 9.4% and 11.2%.

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration.

- Oil and gas prices and customer’s capital expenditures: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a further deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices and the evolution of the rig count.

As of December 31, 2017, for those CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed recoverable amount.

In 2015, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 million. No impairment charge was recorded in 2016 or 2017.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015

Interest Income	51,525	60,405	39,516
Net result on changes in FV of financial assets at FVTPL	(3,920)	5,799	(4,942)
Finance income	47,605	66,204	34,574
Finance cost	(27,072)	(22,329)	(23,058)
Net foreign exchange transactions results (*)	(48,955)	(2,146)	(13,301)
Foreign exchange derivatives contracts results (**)	(8,996)	(31,310)	30,468
Other	14,392	11,447	(14,473)
Other financial results	(43,559)	(22,009)	2,694
Net financial results	(23,026)	21,866	14,210
From discontinued operations	9	88	382
	(23,017)	21,954	14,592

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

(*)In 2017 and 2016 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(**) In 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar in subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

From non-consolidated companies	116,140	71,533	(10,674)
Impairment loss on non-consolidated companies (see Note 12)	-	-	(28,884)
	116,140	71,533	(39,558)

8	Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Current tax	184,016	174,410	164,562
Deferred tax	(100,432)	(132,969)	79,943
	83,584	41,441	244,505
From discontinued operations	(100,720)	(24,339)	(10,121)
	(17,136)	17,102	234,384

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2017	2016	2015

Income before income tax	427,711	34,430	140,829

Tax calculated at the tax rate in each country (*)	6,456	(91,628)	(71,588)
Non taxable income / Non deductible expenses, net (*)	40,298	51,062	149,632
Changes in the tax rates	(62,968)	4,720	6,436
Effect of currency translation on tax base (**)	(922)	105,758	151,615
Accrual / Utilization of previously unrecognized tax losses (***)	-	(52,810)	(1,711)
Tax charge	(17,136)	17,102	234,384

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

8	Income tax (Cont.)

(*)	Include the effect of the impairment charges of approximately $400.3 million in 2015.

(**)	Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexico, Argentina and Colombia), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

(***)	It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss. Amount was carried forward in line with US Regulation in force, and offset in 2017 Capital Gains.

Changes in the tax rates: On December 29, 2017 Argentina enacted amendments to several tax laws, including among others a reduction in the corporate income tax rate from 35% to 30% for fiscal years starting 1 January 2018 to 31 December 2019 and to 25% going forward. The impact booked in the Company income tax charge of the year was a gain of approximately $46 million of deferred tax income.

On December 22, 2017 the U.S. enacted significant changes to U.S. tax law. The reform is complex and considers significant changes to the U.S. corporate income tax system by, among others, reducing the Federal corporate income tax rate from 35% to 21%. The Company has made a reasonable estimate of the financial impacts of the reform. However, given its significant changes and complexities, and considering that more accurate information on the impact and the modalities of its application will be obtained in subsequent reporting periods, certain measurement adjustments could be needed.

The impact booked in the Company income tax charge of the year was a gain of approximately $15.2 million of deferred tax income.

Tax charge of the year has been affected by an extraordinary charge related to the settlement agreement with the Italian tax authorities (see Note 25).

9	Dividends distribution

On November 1, 2017, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 22, 2017, with an ex-dividend date of November 20, 2017.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million

On May 4, 2016 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

10	Property, plant and equipment, net

Year ended December 31, 2017	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672
Translation differences	5,493	178,598	5,518	284	331	190,224
Additions	63	7,423	1,252	497,423	18,490	524,651
Disposals / Consumptions	(1,293)	(3,966)	(7,319)	(94)	(1,812)	(14,484)
Increase due to business combinations (*)	2,187	5,654	2,444	-	-	10,285
Transfers / Reclassifications	105,901	1,732,376	22,161	(1,823,106)	-	37,332
Values at the end of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680

Depreciation
Accumulated at the beginning of the year	89,274	6,125,552	281,907	-	-	6,496,733
Translation differences	1,204	114,675	4,959	-	-	120,838
Depreciation charge	9,406	368,850	23,213	-	-	401,469
Transfers / Reclassifications	1,699	7,575	(405)	-	-	8,869
Disposals / Consumptions	(386)	(3,781)	(6,205)	-	-	(10,372)
Accumulated at the end of the year	101,197	6,612,871	303,469	-	-	7,017,537
At December 31, 2017	610,864	5,341,714	67,073	167,079	42,413	6,229,143

Year ended December 31, 2016	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	609,190	9,683,181	340,835	1,219,369	18,330	11,870,905
Translation differences	2,601	6,737	2,445	2,644	53	14,480
Additions	639	1,384	784	750,038	4,650	757,495
Disposals / Consumptions	(2,296)	(26,073)	(10,751)	(4,850)	(2,494)	(46,464)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	24,425	430,651	14,276	(473,222)	5,042	1,172
Values at the end of the year	599,710	10,034,500	346,486	1,492,572	25,404	12,498,672

Depreciation
Accumulated at the beginning of the year	88,270	5,844,657	265,487	-	231	6,198,645
Translation differences	508	(3,318)	1,831	-	(20)	(999)
Depreciation charge	9,621	359,516	24,260	-	533	393,930
Transfers / Reclassifications	(160)	(3,328)	-	-	(744)	(4,232)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	-	-	(57,446)
Disposals / Consumptions	(413)	(24,047)	(8,705)	-	-	(33,165)
Accumulated at the end of the year	89,274	6,125,552	281,907	-	-	6,496,733
At December 31, 2016	510,436	3,908,948	64,579	1,492,572	25,404	6,001,939

Property, plant and equipment include capitalized interests for net amounts at December 31, 2017 and 2016 of $39.5 million and $25.4 million, respectively. The average capitalization interest rates applied were 1.97% during 2017 and 1.28% during 2016.

(*) Related to Garrett LLC acquisition, see Note 26.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

11	Intangible assets, net

Year ended December 31, 2017	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	554,330	461,619	2,090,257	2,058,946	5,165,152
Translation differences	6,265	483	(184)	(87)	6,477
Additions	28,335	5,105	-	-	33,440
Transfers / Reclassifications	(28,371)	(92)	-	-	(28,463)
Increase due to business combinations (**)	133	-	-	-	133
Disposals	-	(1,152)	-	-	(1,152)
Values at the end of the year	560,692	465,963	2,090,073	2,058,859	5,175,587

Amortization
Accumulated at the beginning of the year	408,373	362,292	797,592	1,734,068	3,302,325
Translation differences	5,232	-	-	-	5,232
Amortization charge	65,249	10,546	-	131,376	207,171
Transfers / Reclassifications	92	(92)	-	-	-
Accumulated at the end of the year	478,946	372,746	797,592	1,865,444	3,514,728
At December 31, 2017	81,746	93,217	1,292,481	193,415	1,660,859

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	-	6,906
Additions	28,730	648	-	-	29,378
Transfers / Reclassifications	(546)	(222)	-	-	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	-	-	(991)
Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	-	-	-	1,325
Amortization charge	72,632	30,633	-	165,217	268,482
Transfers / Reclassifications	(245)	(153)	-	-	(398)
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Disposals	(153)	-	-	-	(153)
Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325
At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

(*) Includes Proprietary Technology.

(**) Related to Garrett LLC acquisition.

The geographical allocation of goodwill for the year ended December 31, 2017 was $1,168.5 million for North America, $121.2 million for South America, $2.0 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2017, was as follows:

(All amounts in million US dollar)
As of December 31, 2017	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Confab	-	-	28	-	28
Other	-	-	3	-	3
Total	225	920	143	4	1,292

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

12	Investments in non-consolidated companies
	Year ended December 31,
	2017	2016

At the beginning of the year	557,031	490,645
Translation differences	(9,548)	3,473
Equity in earnings of non-consolidated companies	116,140	71,533
Dividends and distributions received (*)	(22,971)	(20,674)
Additions	-	17,108
Decrease / increase in equity reserves and others	(358)	(5,054)
At the end of the year	640,294	557,031

(*)Related to Ternium

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2017	2016	2017	2016
a) Ternium (*)	Luxembourg	11.46%	11.46%	563,735	491,285
b) Usiminas (**)	Brazil	3.08%	3.08%	70,642	61,904
Others	-	-	-	5,917	3,842
				640,294	557,031

(*) Including treasury shares.

(**)At December 31, 2017 and 2016 the voting rights were 5.2%.

a) Ternium S.A.

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2017, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $31.59 per ADS, giving Tenaris’s ownership stake a market value of approximately $725.7 million. At December 31, 2017, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $563.7 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and on management’s judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.5%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2017	2016
Non-current assets	7,727,283	5,622,556
Current assets	4,395,283	2,700,314
Total assets	12,122,566	8,322,870
Non-current liabilities	3,442,521	1,324,785
Current liabilities	2,827,275	1,831,492
Total liabilities	6,269,796	3,156,277

Non-controlling interests	842,347	775,295

Revenues	9,700,296	7,223,975
Gross profit	2,297,271	1,839,585
Net income for the year attributable to owners of the parent	886,219	595,644
Total comprehensive income for the year, net of tax, attributable to owners of the parent	815,434	534,827

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2017 the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL10.83 ($3.27) and BRL9.1 ($2.75), respectively, giving Tenaris’s ownership stake a market value of approximately $123.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $70.6 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Usiminas financial restructuring process (that started in April 2016 with the capital increase) was completed by the end of August 2017. The completion of this process together with the increase in the share price since June 2016 and the improvement in business conditions may lead to an increase in the value of the investment in Usiminas in future periods.

During 2015 the Company recorded an impairment charge of $28.9 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2017	2016
Non-current assets	5,661,947	6,085,811
Current assets	2,193,096	1,970,015
Total assets	7,855,043	8,055,826
Non-current liabilities	2,344,042	2,856,883
Current liabilities	920,924	537,646
Total liabilities	3,264,966	3,394,529

Non-controlling interests	425,988	508,083

Revenues	3,367,937	2,442,596
Gross profit	513,712	150,999
Net income (loss) for the year attributable to owners of the parent	99,853	(166,153)

c) Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, power capacity of 900 megawatts. As of December 31, 2017, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2017, Tenaris’s exposure under these agreements amounted to $58.2 million and $3.9 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $720 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of December 31, 2017, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $158.4 million. During 2017 the shareholders of Techgen made additional investments in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $7 million. As of December 31, 2017, the aggregate outstanding principal amount under these loans was $93.2 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

13	Receivables – non current
	Year ended December 31,
	2017	2016
Government entities	641	913
Employee advances and loans	5,891	7,202
Tax credits	29,404	32,769
Receivables from related parties	88,595	91,419
Legal deposits	13,568	13,876
Advances to suppliers and other advances	12,443	19,520
Others	33,428	32,217
	183,970	197,916
Allowances for doubtful accounts (see Note 22 (i))	(641)	(913)
	183,329	197,003

14	Inventories

	Year ended December 31,
	2017	2016
Finished goods	923,316	653,482
Goods in process	619,796	375,822
Raw materials	281,083	160,284
Supplies	486,002	451,777
Goods in transit	274,175	162,766
	2,584,372	1,804,131
Allowance for obsolescence (see Note 23 (i))	(216,068)	(240,242)
	2,368,304	1,563,889

15	Receivables and prepayments

	Year ended December 31,
	2017	2016
Prepaid expenses and other receivables	36,587	28,278
Government entities	2,085	3,052
Employee advances and loans	12,205	10,458
Advances to suppliers and other advances	25,205	16,088
Government tax refunds on exports	17,353	9,350
Receivables from related parties	28,397	24,742
Derivative financial instruments	8,230	2,759
Miscellaneous	20,122	36,320
	150,184	131,047
Allowance for other doubtful accounts (see Note 23 (i))	(6,255)	(6,332)
	143,929	124,715

16	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2017	2016
V.A.T. credits	76,714	61,552
Prepaid taxes	55,620	79,434
	132,334	140,986

	Year ended December 31,
Current tax liabilities	2017	2016
Income tax liabilities	35,210	55,841
V.A.T. liabilities	14,313	11,065
Other taxes	52,882	34,291
	102,405	101,197

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

17	Trade receivables
	Year ended December 31,
	2017	2016
Current accounts	1,240,769	1,026,026
Receivables from related parties	51,676	14,383
	1,292,445	1,040,409
Allowance for doubtful accounts (see Note 23 (i))	(78,385)	(85,724)
	1,214,060	954,685

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2017
Guaranteed	247,079	219,764	22,978	4,337
Not guaranteed	1,045,366	841,737	115,245	88,384
Guaranteed and not guaranteed	1,292,445	1,061,501	138,223	92,721
Allowance for doubtful accounts	(78,385)	-	-	(78,385)
Net Value	1,214,060	1,061,501	138,223	14,336

At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538
Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)
Net Value	954,685	791,315	119,553	43,817

Trade receivables are mainly denominated in U.S. dollars.

18	Cash and cash equivalents and Other investments

	Year ended December 31,
	2017	2016
Cash and cash equivalents
Cash at banks	150,948	92,730
Liquidity funds	66,033	215,807
Short – term investments	113,240	91,200
	330,221	399,737
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	437,406	782,029
Bonds and other fixed Income	754,800	841,638
Fund Investments	-	9,475
Others	100	-
	1,192,306	1,633,142
Other investments - Non-current
Bonds and other fixed Income	123,498	248,049
Others	4,837	1,670
	128,335	249,719

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

19	Borrowings

	Year ended December 31,
	2017	2016
Non-current
Bank borrowings	34,626	31,544
Finance lease liabilities	59	35
Costs of issue of debt	(40)	(37)
	34,645	31,542
Current
Bank borrowings	930,957	807,252
Bank overdrafts	131	1,320
Finance lease liabilities	138	130
Costs of issue of debt	(12)	(8)
	931,214	808,694
Total Borrowings	965,859	840,236

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2017
Financial lease	138	59	-	-	-	-	197
Other borrowings	931,076	4,876	4,484	4,978	20,248	-	965,662
Total borrowings	931,214	4,935	4,484	4,978	20,248	-	965,859

Interest to be accrued (*)	14,512	1,212	1,203	1,190	174	-	18,290
Total	945,726	6,147	5,687	6,168	20,422	-	984,149

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	-	-	-	-	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071
Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289
Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2017	Tamsa	Bank loans	404	2018
2017	Siderca	Bank loans	311	2018
Dec-17	TuboCaribe	Bank loan	150	Dec-18

As of December 31, 2017, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2017 and 2016 (considering hedge accounting where applicable).

	2017	2016
Total borrowings	3.73%	1.97%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

19	Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Fixed	19,120	19,461
EUR	Fixed	13,828	10,701
Others	Variable	1,697	1,380
Total non-current borrowings		34,645	31,542

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2017	2016
USD	Variable	17,640	17,081
USD	Fixed	187,872	200,448
EUR	Variable	169	99
EUR	Fixed	839	841
MXN	Fixed	412,719	391,318
ARS	Fixed	311,829	197,637
ARS	Variable	-	1,041
Others	Variable	138	35
Others	Fixed	8	194
Total current borrowings		931,214	808,694

Borrowings evolution

	Year ended December 31, 2017
	Non current	Current
At the beginning of the year	31,542	808,694
Translation differences	1,649	(3,622)
Proceeds and repayments, net	1,510	105,142
Interests Accrued less payments	(19)	21,880
Reclassifications	(309)	309
Other Movements	272	-
Overdrafts variation	-	(1,189)
At the end of the year	34,645	931,214

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	263,056	36,891	514,713	814,660
Translation differences	2,243	(2)	21	2,262
Charged directly to other comprehensive income	-	-	(583)	(583)
Income statement credit (charge)	207,605	(1,955)	(186,544)	19,106
At December 31, 2017	472,904	34,934	327,607	835,445

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	-	44	(496)
Charged directly to other comprehensive income	-	-	(40)	(40)
Transfer to assets held for sale	(5,724)	-	-	(5,724)
Income statement charge	(29,819)	(5,625)	(34,848)	(70,292)
At December 31, 2016	263,056	36,891	514,713	814,660

(*) Includes the effect of currency translation on tax base (see Note 8).

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)
Translation differences	(223)	(972)	322	(606)	(1,479)
Charged directly to other comprehensive income	-	-	-	(778)	(778)
Income statement charge / (credit)	7,024	5,593	(155,940)	23,189	(120,134)
At December 31, 2017	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)

(*) As of December 31, 2017, the net unrecognized deferred tax assets amount to $98.8 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	-	275	-	753	1,028
Charged directly to other comprehensive income	-	-	-	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)
At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2017	2016
Deferred tax assets to be recovered after 12 months	(405,416)	(226,431)
Deferred tax liabilities to be recovered after 12 months	808,108	761,039

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

20	Deferred income tax (Cont.)

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

	Year ended December 31,
	2017	2016
Deferred tax assets	(153,532)	(144,613)
Deferred tax liabilities	457,970	550,657
	304,438	406,044

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2017	2016

At the beginning of the year	406,044	549,619
Translation differences	783	(7,693)
Charged directly to Other Comprehensive Income	(1,361)	1,783
Income statement credit	(101,028)	(132,969)
Transfer to assets held for sale	-	(4,696)
At the end of the year	304,438	406,044

21	Other liabilities

(i)	Other liabilities – Non-current
	Year ended December 31,
	2017	2016
Post-employment benefits	125,012	125,161
Other-long term benefits	68,244	66,714
Miscellaneous	24,040	21,742
	217,296	213,617

Post-employment benefits

▪	Unfunded

	Year ended December 31,
	2017	2016
Values at the beginning of the year	96,229	107,601
Translation differences	2,893	(2,204)
Current service cost	7,851	4,625
Interest cost	5,462	6,371
Curtailments and settlements	21	24
Remeasurements (*)	10,907	(4,501)
Benefits paid from the plan	(22,107)	(13,921)
Other	633	(1,766)
At the end of the year	101,889	96,229

(*) For 2017 a loss of $0.08 million is attributable to demographic assumptions and a loss of $10.6 million to financial assumptions. For 2016 a loss of $0.6 and a gain of $5.1 million is attributable to demographic and financial assumptions, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $8.2 million and $7.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.0 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2017	2016
Present value of funded obligations	165,486	159,612
Fair value of plan assets	(145,692)	(132,913)
Liability (*)	19,794	26,699

(*) In 2017 and 2016, $3.3 million and $2.2 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	159,612	153,974
Translation differences	7,300	384
Current service cost	592	162
Interest cost	6,034	6,403
Remeasurements (*)	3,602	7,753
Benefits paid	(11,654)	(9,064)
At the end of the year	165,486	159,612

(*) For 2017 a gain of $0.4 million is attributable to demographic assumptions and a loss of $4.1 million to financial assumptions. For 2016 a gain of $0.9 and a loss of $8.7 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2017	2016
At the beginning of the year	(132,913)	(128,321)
Translation differences	(6,802)	365
Return on plan assets	(5,849)	(7,022)
Remeasurements	(5,874)	(3,022)
Contributions paid to the plan	(6,230)	(4,374)
Benefits paid from the plan	11,654	9,064
Other	323	397
At the end of the year	(145,692)	(132,913)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

21	Other liabilities (Cont.)

(i)	Other liabilities – Non-current (Cont.)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2017	2016
Equity instruments	53.4%	52.4%
Debt instruments	42.9%	43.9%
Others	3.7%	3.7%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2017	2016
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2017, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $17.0 million and $20.9 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $1.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2018 amount approximately to $3.5 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii)	Other liabilities – current

	Year ended December 31,
	2017	2016
Payroll and social security payable	141,886	125,991
Liabilities with related parties	51	135
Derivative financial instruments	39,799	42,635
Miscellaneous	15,768	15,126
	197,504	183,887

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

22	Non-current allowances and provisions

Deducted from non-current receivables

	Year ended December 31,
	2017	2016

Values at the beginning of the year	(913)	(1,112)
Translation differences	106	199
Used	166	-
Values at the end of the year	(641)	(913)

Liabilities

	Year ended December 31,
	2017	2016
Values at the beginning of the year	63,257	61,421
Translation differences	366	3,296
Additional provisions	3,994	6,794
Reclassifications	(7,591)	(1,932)
Used	(23,588)	(6,322)
Values at the end of the year	36,438	63,257

23	Current allowances and provisions

(i)	Deducted from assets

Year ended December 31, 2017	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(85,724)	(6,332)	(240,242)
Translation differences	(345)	(220)	(3,575)
Reversals / (additional) allowances	5,421	(84)	12,917
Used	2,263	381	14,832
At December 31, 2017	(78,385)	(6,255)	(216,068)

Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	-	896
Used	4,004	1,107	23,542
At December 31, 2016	(85,724)	(6,332)	(240,242)

(ii)	Liabilities

Year ended December 31, 2017	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	13,885	8,871	22,756
Translation differences	247	227	474
Additional provisions	4,238	9,432	13,670
Reclassifications	-	7,591	7,591
Used	(6,974)	(5,187)	(12,161)
At December 31, 2017	11,396	20,934	32,330

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

23	Current allowances and provisions (Cont.)

(ii)	Liabilities (Cont.)
Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional provisions	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)
At December 31, 2016	13,885	8,871	22,756

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2017	2016
Foreign exchange derivatives contracts	8,230	2,759
Contracts with positive fair values	8,230	2,759

Foreign exchange derivatives contracts	(39,799)	(42,635)
Contracts with negative fair values	(39,799)	(42,635)
Total	(31,569)	(39,876)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2017 and 2016, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2017	2016	2017	2016
MXN	USD	2018	(20,447)	(35,165)	(534)	9
USD	MXN	2018	490	694	-	(2,280)
EUR	USD	2018	5,660	(360)	1,881	-
USD	EUR	2018	(367)	(33)	-	(1,435)
JPY	USD	2018	(101)	(179)	-	73
USD	KWD	2018	(630)	(2,447)	(520)	(1,016)
USD	ARS	2018	22	(748)	-	-
ARS	USD	2018	(13,715)	318	(1,067)	(93)
USD	BRL	2018	(17)	(1,581)	-	-
USD	CAD	2018	(2,072)	(225)	-	-
Others			(392)	(150)	-	-
Total			(31,569)	(39,876)	(240)	(4,742)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16	Movements 2017	Equity Reserve Dec-17
Foreign Exchange	2,783	(7,525)	(4,742)	4,502	(240)
Total Cash flow Hedge	2,783	(7,525)	(4,742)	4,502	(240)

Tenaris estimates that the cash flow hedge reserve at December 31, 2017 will be recycled to the Consolidated Income Statement during 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these consolidated financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2017. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	Tax assessment in Italy

Dalmine S.p.A. (“Dalmine”), an Italian subsidiary of the Company, received on December 24, 2012, a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR298 million (approximately $357 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $11 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine’s defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine’s appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR226 million (approximately $271 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee of EUR175 million (approximately $210 million), and appealed the January 2016 ruling with the second-instance tax court.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Tax assessment in Italy (Cont.)

On December 21, 2017, Dalmine and the Italian tax authorities entered into a settlement agreement in connection with all withholding tax claims on 2007 and 2008 dividend payments. Under the settlement agreement, Dalmine paid to the Italian tax administration an aggregate amount of EUR42.9 million (approximately $51 million), net of EUR3.2 million (approximately $4 million) corresponding to the amount previously paid during the litigation proceeding. As a result of the settlement, during the year Tenaris recorded an additional charge to results, in excess of amounts already provisioned, of approximately $29 million.

In addition, the Italian tax authorities formally notified Dalmine that, based on applicable laws and regulations, any future distributions from Dalmine out of past or future profits will not be subject to Italian withholding tax.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

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

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact. Accordingly, the Court of Appeals must decide whether CSN’s appeal meets the requirements for submission to the Superior Court of Justice. If declared admissible, the Superior Court of Justice will also review admissibility, and, if also declared admissible, will then render a decision on the merits.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Veracel celulose accident litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. The parties have a 90-day period to file their observations and/or opinions concerning the expert’s second report. Approximately 54% of the amounts claimed by Itaú and Veracel is attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of December 31, 2017, the estimated amount of Itaú’s claim was approximately BRL81.9 million (approximately $24.8 million), and the estimated amount of Veracel’s claim is approximately BRL52 million (approximately $15.7 million), for an aggregate amount BRL133.9 million ($40.5 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

▪	Ongoing investigation

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

▪	Petroamazonas penalties

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

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, has received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $77 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel has been selected and a scheduling order issued. The parties are expected to submit statements of claim in February and March of 2018. Final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪	Investigation concerning currency exchange declarations.

Siderca S.A.I.C, an Argentine subsidiary of the Company (“Siderca”), and some of its directors, employees, former directors and employees are subject to an administrative criminal proceeding concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268 million. The case is now under consideration of a criminal court. Although theoretically this proceeding may give rise to the application of fines in an amount up to ten times the value of the involved operations, Tenaris believes that it has meritorious defenses and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪	Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result in differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪	Tax assessment in Mexico

In August 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with purchases of scrap made by the companies during 2013, amounting to MXN1,800 million (approximately $91.2 million) in the aggregate, failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination, and provided additional information evidencing compliance with applicable requirements for the tax deductions that are being challenged. No final decision has yet been issued on this matter. Based on the opinion of legal counsel, Tenaris believes that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

(ii)	Commitments and other purchase orders

Set forth is a description of Tenaris’s material outstanding purchase commitments:

▪	A Tenaris company entered into a contract with the supplier Voest Alpine Grobblech Gmb to which it committed to purchase carbon steel for a total amount of approximately $137 million to use for manufacturing pipes related to the Zhor gas field project.

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 10-year term totalled approximately $77.5 million.

▪	A Tenaris company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $43.9 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2017, the aggregate commitment to take or pay the committed volumes totalled approximately $78.3 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)	Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

26	Acquisition of subsidiaries

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27	Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2017	2016	2015
	Inventories	(804,415)	244,720	936,402
	Receivables and prepayments and Current tax assets	(6,662)	70,874	60,009
	Trade receivables	(259,375)	146,824	828,265
	Other liabilities	4,226	(79,046)	(123,904)
	Customer advances	17,039	(95,112)	1,171
	Trade payables	193,905	59,939	(327,958)
		(855,282)	348,199	1,373,985
(ii)	Income tax accruals less payments
	Tax accrued	(17,136)	41,441	244,505
	Taxes paid	(176,853)	(169,520)	(335,585)
		(193,989)	(128,079)	(91,080)
(iii)	Interest accruals less payments, net
	Interest accrued	(20,534)	(43,872)	(11,517)
	Interest received	50,001	60,163	56,835
	Interest paid	(17,917)	(18,858)	(18,696)
		11,550	(2,567)	26,622
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	330,221	399,900	286,547
	Bank overdrafts	(131)	(1,320)	(349)
		330,090	398,580	286,198

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

28	Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

	Year ended December 31,
	2017	2016
Income from discontinued operations	1,848	41,411
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	41,411

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and for the years ended December 31, 2016 and 2015.

Analysis of the result of discontinued operations:

(all amounts in thousands of US dollars, unless otherwise stated)	2017	2016	2015
Net sales	11,899	234,911	197,630
Cost of sales	(7,403)	(136,587)	(137,318)
Gross profit	4,496	98,324	60,312
Selling, general and administrative expenses	(2,041)	(32,238)	(30,678)
Other operating income & expenses	(1)	(248)	(1)
Operating income	2,454	65,838	29,633
Finance Income (expenses), net	(9)	(88)	(382)
Income before income tax	2,445	65,750	29,251
Income tax	(597)	(24,339)	(10,121)
Net income	1,848	41,411	19,130

Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.00	0.04	0.02
Basic and diluted earnings per ADS (U.S. dollars per ADS)	0.00	0.07	0.03

Summarized cash flow information is as follows:

	2017	2016	2015
Cash at the beginning	18,820	15,343	13,848
Cash at the end	206	18,820	15,343
(Decrease) Increase in cash	(18,614)	3,477	1,495

(Used in) provided by operating activities	(3,046)	24,535	42,701
Provided by (used in) investing activities	32	(1,058)	(1,206)
Used in financing activities	(15,600)	(20,000)	(40,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows the current and non-current assets and liabilities of disposal group as at 31 December 2016, and the carrying amounts of assets and liabilities as at the date of sale.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

28       Net assets of disposal group classified as held for sale (Cont.)

Current and non-current assets and liabilities of disposal group

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net (*)	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

(*) Includes $45.8 million of goodwill

29	Related party transactions

As of December 31, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

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

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	32,362	21,174	24,019
Sales of goods to other related parties	94,624	32,613	87,663
Sales of services to non-consolidated parties	11,637	9,542	10,154
Sales of services to other related parties	3,751	2,948	4,010
	142,374	66,277	125,846
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	234,361	67,048	260,280
Purchases of goods to other related parties	17,711	20,150	35,153
Purchases of services to non-consolidated parties	12,077	11,528	16,153
Purchases of services to other related parties	50,794	53,530	78,805
	314,943	152,256	390,391

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

29	Related party transactions (Cont.)

(all amounts in thousands of U.S. dollars)	At December 31,
	2017	2016
(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from non-consolidated parties	117,853	117,187
Receivables from other related parties	50,815	13,357
Payables to non-consolidated parties	(49,354)	(21,314)
Payables to other related parties	(14,475)	(12,708)
	104,839	96,522

Directors’ and senior management compensation

During the years ended December 31, 2017, 2016 and 2015, the cash compensation of Directors and Senior managers amounted to $45.8 million, $38.6 million and $28.8 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the vesting of pre-existing retirement plans. In addition, Directors and Senior managers received 484, 500 and 540 thousand units for a total amount of $4.7 million, $4.8 million and $5.4 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits –Other long term benefits.

30	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2017.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2017	2016	2015
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	77%	77%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2017, 2016 and 2015.

(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A, 60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

31	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum. As of December 31, 2017, post-award interest amounted to $31.9 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules, and the ad hoc committee that will hear Venezuela’s request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID’s Arbitration Rules.

The parties exchanged two rounds of written submissions on Venezuela’s request for annulment. Following the resignation of one of the ad hoc committee members, the committee was reconstituted on November 3, 2017, and the final hearing on Venezuela’s annulment request was rescheduled for March 22-23, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between June and September 2018.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2017 amounted to $88 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela’s annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela’s request was constituted on October 17, 2017. On October 19, 2017, Tenaris and Talta filed an opposition to Venezuela’s request to continue the stay of enforcement of the award, which was followed by the exchange of additional written submissions between the parties. The ad hoc committee has extended the provisional stay of enforcement of the award until it rules on Venezuela’s request. A hearing on Venezuela’s request to continue the stay of enforcement of the award was held on February 1, 2018, and will be followed by a decision from the ad hoc committee. The final hearing for Venezuela’s annulment request is scheduled for August 27-28, 2018. Following the hearing, the ad hoc committee will deliberate and issue a decision on Venezuela’s annulment application. While there is no deadline by which the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between November 2018 and February 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

31	Nationalization of Venezuelan Subsidiaries (Cont.)

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

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2017, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2017	2016	2015
Audit fees	3,995	3,588	4,372
Audit-related fees	88	64	78
Tax fees	23	14	25
All other fees	30	3	15
Total	4,136	3,669	4,490

33	Subsequent event

Agreement regarding governance of Usiminas

On February 8, 2018, the Company’s affiliate Ternium announced that its subsidiary Ternium Investments S.à r.l. had entered into a binding and immediately effective agreement (the “Agreement”) with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), establishing certain new governance rules for Usiminas as well as certain undertakings for the settlement of legal disputes. The new governance rules for Usiminas include, among others, an alternation mechanism for the nomination of each of the CEO and the Chairman of the Usiminas board of directors, as well as a new mechanism for the nomination of other members of Usiminas’ executive board. In addition, the Agreement incorporates an exit mechanism.

Under the Agreement, the right to nominate the CEO and the Chairman will alternate between Ternium and NSSMC at a 4-year interval, comprising two consecutive 2-year terms. For the initial four years, Ternium will be entitled to nominate the CEO and NSSMC will be entitled to nominate the Chairman. Initially, Ternium and NSSMC intend to nominate Sergio Leite as Usiminas’ CEO and Ruy Hirschheimer as Usiminas’ Chairman of the Board, respectively. The executive board will be composed of six members, including the CEO and five Vice-Presidents, with Ternium and NSSMC nominating three members each. The Agreement includes an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the existing Usiminas shareholders' agreement after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such buy-and-sell procedure would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other party.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015

33	Subsequent event (Cont.)

Agreement regarding governance of Usiminas (Cont.)

The Company’s subsidiary Confab Industrial, together with Ternium Investments S.à r.l. and its subsidiaries Siderar S.A.I.C. and Prosid Investments, is a party to the T/T Group within the Usiminas controlling group. Pursuant to the Agreement, the T/T Group members, including Confab, will use their reasonable best efforts to negotiate and execute an amended and restated Usiminas’ shareholders’ agreement together with the other minority shareholders of the control group, Previdência Usiminas, Metal One Corporation and Mitsubishi Corporation do Brasil S.A., having the same termination date as the existing Usiminas shareholders’ agreement. If any non-affiliated controlling group shareholder for any reason does not enter into the new shareholders agreement on or before April 10, 2018, the T/T Group members, including Confab, will enter into a separate Usiminas’ shareholders’ agreement only among themselves and their affiliates that are shareholders of Usiminas, which will operate as an upper-level agreement in respect of the existing shareholders agreement and will more fully reflect and implement the new governance rules as between them and their affiliates.

Annual Dividend Proposal

On February 21, 2018 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 22, 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018. These Consolidated Financial Statements do not reflect this dividend payable.

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

April 30, 2018	TENARIS S.A.

	By	/s/ Edgardo Carlos
	Name:	Edgardo Carlos
	Title:	Chief Financial Officer