Form 20-F
period 2019-12-31
TENARIS SA
filed 2020-04-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2019

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

26, Boulevard Royal – 4th Floor

L-2449 Luxembourg

(Address of principal executive offices)

Javier Cayzac

26, Boulevard Royal – 4th Floor

L-2449 Luxembourg

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Cristian J. P. Mitrani Mitrani, Caballero & Ruiz Moreno Abogados Bouchard 680, 13th Floor (C1106ABJ) Buenos Aires, Argentina (54 11) 4590-8600	Robert S. Risoleo, Esq. Sullivan & Cromwell LLP 1700 New York Avenue N.W., Suite 700 Washington, DC 20006-5215 (202) 956-7500

3

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this annual report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries. See “II. Accounting Policies A. Basis of presentation” and “II. Accounting Policies B. Group accounting” to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods. See Item 4.B. “Information on the Company – Business Overview – Our Products”.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

•	“EUR” refers to the Euro.

•	“BRL” refers to the Brazilian real.

•	“ARS” refers to the Argentine peso.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS, as adopted by the European Union. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 7.2 for more details on these alternative performance measures.

Following the sale in January 2017 of our steel electric conduit business in North America, known as Republic Conduit, the results of Republic Conduit are presented as discontinued operations in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows and earnings per share from discontinued operations are disclosed separately in note 29 “Discontinued Operations” to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017. We completed the acquisition of IPSCO Tubulars Inc. (“IPSCO”) discussed elsewhere in this annual report on January 2, 2020. Accordingly, the balance sheet and results of operations of IPSCO as of and for the year ended December 31, 2019, have not been reflected in our consolidated financial statements included in this annual report.

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

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under Item 3.D. “Key Information – Risk Factors”, including among them, the following:

•	the impact of the COVID-19 crisis and other pandemics on the world’s economy, the energy sector in general, or our business and operations;

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic, political, social and public health conditions and developments in the countries in which we operate or distribute pipes; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

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

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the years and at the dates indicated therein(1). Our consolidated financial statements were prepared in accordance with IFRS, and were audited by PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé (“PwC Luxembourg”), an independent registered public accounting firm. PwC Luxembourg is a member firm of PwC International Limited (“PwC”). IFRS differs in certain significant aspects from U.S. GAAP.

For a discussion of the accounting principles affecting the financial information contained in this annual report, please see “Presentation of Certain Financial and Other Information – Accounting Principles”.

Thousands of U.S. dollars (except number of	For the year ended December 31,
shares and per share amounts)	2019	2018	2017	2016	2015

Selected consolidated income statement data (1)

Continuing operations
Net sales	7,294,055	7,658,588	5,288,504	4,293,592	6,903,123
Cost of sales	(5,107,495)	(5,279,300)	(3,685,057)	(3,165,684)	(4,747,760)
Gross profit	2,186,560	2,379,288	1,603,447	1,127,908	2,155,363
Selling, general and administrative expenses	(1,365,974)	(1,509,976)	(1,270,016)	(1,196,929)	(1,593,597)
Other operating income (expenses), net (2)	11,805	2,501	1,157	9,964	(395,971)
Operating income (loss)	832,391	871,813	334,588	(59,057)	165,795
Finance income	47,997	39,856	47,605	66,204	34,574
Finance cost	(43,381)	(36,942)	(27,072)	(22,329)	(23,058)
Other financial results	14,667	34,386	(43,550)	(21,921)	3,076
Income (loss) before equity in earnings (losses) of non-consolidated companies and income tax	851,674	909,113	311,571	(37,103)	180,387
Equity in earnings (losses) of non-consolidated companies (3)	82,036	193,994	116,140	71,533	(39,558)
Income before income tax	933,710	1,103,107	427,711	34,430	140,829
Income tax	(202,452)	(229,207)	17,136	(17,102)	(234,384)
Income (loss) for the year for continuing operations	731,258	873,900	444,847	17,328	(93,555)

Discontinued operations
Result for discontinued operations	-	-	91,542	41,411	19,130
Income (loss) for the year (4)	731,258	873,900	536,389	58,739	(74,425)

Income (loss) attributable to (4):
Owners of the parent	742,686	876,063	544,737	55,298	(80,162)
Non-controlling interests	(11,428)	(2,163)	(8,348)	3,441	5,737
Income (loss) for the year (4)	731,258	873,900	536,389	58,739	(74,425)

Depreciation and amortization for continuing operations	(539,521)	(664,357)	(608,640)	(657,109)	(653,313)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.63	0.74	0.38	0.01	(0.08)
Basic and diluted earnings (losses) per share	0.63	0.74	0.46	0.05	(0.07)
Dividends per share (5)	0.41	0.41	0.41	0.41	0.45

(1)	Following the sale in January 2017 of our steel electric conduit business in North America, known as Republic Conduit, the results of that business are presented as discontinued operations in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations”. Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations.
(2)	Other operating income (expenses), net in 2015 includes an impairment charge of $400 million on our North American welded pipe operations.
(3)	Equity in earnings (losses) of non-consolidated companies includes impairment charges on the investment in Usiminas (as such term is defined below) investment of $29 million in 2015.
(4)	International Accounting Standard No. 1 (“IAS 1”) (revised) requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).
(5)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

	At December 31,
Thousands of U.S. dollars (except number of shares)	2019	2018	2017	2016	2015
Selected consolidated financial position data

Current assets	5,670,607	5,464,192	5,381,154	4,817,154	5,743,031
Property, plant and equipment, net	6,090,017	6,063,908	6,229,143	6,001,939	5,672,258
Other non-current assets	3,082,367	2,723,199	2,787,921	3,032,765	3,471,685
Assets of disposal group classified as held for sale	-	-	-	151,417	-
Total assets	14,842,991	14,251,299	14,398,218	14,003,275	14,886,974

Current liabilities	1,780,457	1,718,363	2,070,899	1,713,036	1,754,775
Non-current borrowings	40,880	29,187	34,645	31,542	223,221
Deferred tax liabilities	336,982	379,039	457,970	550,657	750,325
Other non-current liabilities	498,300	249,218	253,734	276,874	292,597
Liabilities of disposal group classified as held for sale	-	-	-	18,094	-
Total liabilities	2,656,619	2,375,807	2,817,248	2,590,203	3,020,918

Capital and reserves attributable to owners of the parent	11,988,958	11,782,882	11,482,185	11,287,417	11,713,344
Non-controlling interests	197,414	92,610	98,785	125,655	152,712
Total equity	12,186,372	11,875,492	11,580,970	11,413,072	11,866,056

Total liabilities and equity	14,842,991	14,251,299	14,398,218	14,003,275	14,886,974

Share capital	1,180,537	1,180,537	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830	1,180,536,830

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below, together with all other information contained in this annual report, before making any investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, revenues, financial condition and results of operations, which could in turn affect the price of shares and ADSs.

Risks Relating to Our Industry

The COVID-19 pandemic could have an adverse effect of a magnitude we cannot predict.

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by SARS-CoV-2, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment, and several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico and the United States). The rapid expansion of COVID-19 and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the timing or relaxation of protective measures, it is not possible at this time to predict the magnitude of COVID-19’s effects on any of the world’s economy, the energy industry generally, or Tenaris in particular, nor is it feasible to reasonably estimate the impact of the pandemic on Tenaris’s operations, results, cash flows or financial condition. For more information on the impact of the COVID-19 pandemic, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Sales and profitability have fallen as a result of downturns in the international price of oil and gas and other factors and circumstances (including the recent COVID-19 outbreak) affecting the oil and gas industry, and may continue to be adversely impacted for a prolonged period of time.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries (“OPEC”), and many of our customers are state-owned companies in member countries of OPEC. A more recent factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. For example, in recent years, Saudi Arabia and Russia have cooperated in trimming crude production to try to counter falling prices resulting from the increased production in the United States and Canada. While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear to be an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption as a result of the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, a situation of acute oversupply remains, causing oil prices to hit a record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. It is not known how long it will take for oil and gas demand to recover or to achieve a more balanced position between supply and demand. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts, in which case demand for our products will decline further and have a material impact on our operations, revenues, profitability and financial condition. For more information on the impact of the COVID-19 pandemic and the oil and gas crisis, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially in China but also in the United States, to increase production capacity of seamless steel pipe products, and as a result there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater and oil sands projects, has led to a slowdown in the sanctioning of new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor for Tenaris. In addition, there is a risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, despite the application of antidumping duties and tariffs, we can give no assurance with respect to the effectiveness of these actions. Therefore, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, in Mexico, the decrease in the national production of natural gas and constraints in natural gas transportation capacity have led to increased imports of natural gas which have resulted in increased natural gas transportation costs and, thus, higher steel pipe production costs. See “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. In addition, we may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices on our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand for several reasons, including operational constraints and regulatory restrictions. If demand for our products falls significantly, or if we unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. In response to the abrupt and steep downturn of the oil and gas industry, we have been required to implement cost-containment measures, including reduction of our operating activities in several jurisdictions, temporary closure of facilities in the United States and review of our capital expenditure plans. Temporary suspensions of operations or closure of facilities generally lead to layoffs of employees, which may in turn give rise to labor conflicts and impact operations. Moreover, cost containment measures may also affect profitability and result in charges for asset impairments. For more information on the impact of the COVID-19 pandemic and the oil and gas crisis, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition”; and for more information on liquidity and capital resources, see “Item 5G. “Operating and Financial Review and Prospects —B. Liquidity and Capital Resources - Principal Sources of Funding”.

Climate change legislation or regulations could curtail demand for fossil fuels and therefore demand for our products and services could be reduced.

We provide products and services to the oil and gas industry, which is generally blamed for greenhouse gas emissions. There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive against fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations.

Risks Relating to Our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, in 2019, we formed a joint venture with PAO Severstal (“Severstal”), and we are currently building a welded pipe plant in Russia. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Tenaris as a whole.

Our business and operations in Argentina, from where in 2019 we derived more than 10% of our revenues, including sales to domestic and export markets, may be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

-	Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state intervention in the economy, along with the introduction of changes to government policies, could have an adverse effect on our operations and financial results. Similarly, they could also negatively impact the business and operations of our customers -oil and gas companies operating in Argentina- and consequently our revenues and profitability.

-	Our business and operations in Argentina may be adversely affected by inflation or by the measures that may be adopted by the government to address inflation. In particular, increases in services and labor costs could negatively affect our results of operations. In addition, an increased level of labor demands in response to spiraling inflation could trigger higher levels of labor conflicts, and eventually result in strikes or work stoppages. Any such disruption of operations could have an adverse effect on our operations and financial results.

-	Other developments that may have an adverse effect on our operations and financial results include increased taxes, exchange controls, restrictions on capital flows and export and import taxes or restrictions. Additionally, in 2019 the Argentine Central Bank introduced several rules and regulations including restrictions on capital outflows from Argentina. Argentine subsidiaries are required to repatriate U.S. dollars collected in connection with exports from Argentina (including U.S. dollars obtained through advance payment and pre-financing facilities) into the country and convert them into ARS at the official exchange rate, which is generally materially lower that the exchange rate available for other purposes. The Argentine government tightened its controls on transactions that would represent capital outflows from Argentina, limiting the ability of Argentine companies to transfer funds outside of Argentina.

These existing controls, and any additional restrictions of this kind that may be imposed in the future, could expose us to the risk of losses arising from fluctuations in the ARS/USD exchange rate or affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside the country funds generated by Argentine subsidiaries to pay dividends or royalties or make other offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina.”

-	In recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. Shortages of energy and natural gas in Argentina have led in the past (and could lead in the future) to production cutbacks negatively affecting our revenues and profitability; we could also face increased costs when using alternative sources of energy.

In Mexico, from where in 2019 we derived more than 10% of our revenues, our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

-	The Mexican government exercises significant influence over the Mexican economy and, therefore, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexico’s private sector and on our Mexican-related operations. In addition, changes of the United States-Mexico-Canada Agreement (“USMCA”), could adversely affect the investment climate and economic activity in Mexico, Canada and/or in the United States and impact our results of operations and net results.

-	We have a growing credit exposure to Petróleos Mexicanos S.A. de C.V. (“Pemex”), a Mexican state-owned entity and our main customer in Mexico. During 2019 and early 2020 we started building a hefty balance of accounts receivable with Pemex, which started to decrease as a result of large collections recorded as from February 2020. If we are not able to reduce our exposure to Pemex and Pemex defaults on its payments, our revenues and profitability may be adversely affected. However, Pemex has communicated to the market and its suppliers, that it has access to ample lines of credit and that in addition it has been able to refinance part of its maturities for 2020, therefore guaranteeing payment of its obligations to creditors and suppliers alike.

-	Our Mexican operations could also be affected by criminal violence, primarily due to the activities of drug cartels and related organized crime that Mexico has experienced and may continue to experience. The city of Veracruz, where our facility is located, has experienced several incidents of violence. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

-	In 2017, 2018 and 2019, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing and we cannot assure it will not cause further disruptions in our Mexican operations.

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

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions involving sales to Iran, Syria and Venezuela, that restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, in March 2018, under Section 232 of the Trade Expansion Act of 1962 (“Section 232”), the U.S. imposed a 25% tariff on steel articles imported from all countries. However, Canada and Mexico, as member states of the USMCA, are exempt from the 25% tariff since May 2019. Additionally, imports of steel tubes from Australia, Argentina, Brazil and South Korea are exempt from the 25% tariff; the latter three with specific quotas per product. The U.S. government has also granted the exemption on imports of steel billets from Italy, Mexico and Romania, to be used at our Bay City mill, for an aggregate annual amount of 435,000 tons until September 2020. Any of these exemptions may be revoked or not renewed, thus adversely affecting our operations or revenues. In addition, failure to comply with applicable trade regulations could also result in criminal and civil penalties and sanctions.

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

In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (“OECD”) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. At the EU level, the European Commission has adopted its Anti Tax Avoidance Directive (“ATAD”), which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed.

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

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, on January 21, 2019, we completed the acquisition of 47.79% of the shares of Saudi Steel Pipe Company (“SSPC”), a welded steel pipes producer listed on the Saudi Stock Exchange, for a total purchase price of approximately $141 million; on February 5, 2019, we reached an agreement with Severstal to build during the coming years, a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation, with an estimated cost of $280 million, in which Tenaris will hold a 49% interest; and on January 2, 2020, we acquired IPSCO, a wholly-owned subsidiary of PAO TMK (“TMK”) and a U.S. producer of seamless and welded OCTG and line pipe products, for approximately $1,067 million, subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. Consistent with our growth strategy, we intend to continue considering strategic acquisitions, investments and partnerships from time to time to expand our operations and establish a local presence in our markets. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to timing, profitability, market and customer behavior and other matters that may subsequently prove to be incorrect. For example, we negotiated the terms for the acquisition of IPSCO in early 2019 based on assumptions made at that time, but due to the length of the antitrust review process, we were able to complete the acquisition only in 2020 under materially worse market circumstances. For more information on IPSCO’ acquisition see note 35 “Subsequent Events – Acquisition of IPSCO Tubulars, Inc.” and note 36 “Update as of April 29, 2020 - Acquisition of IPSCO Tubulars, Inc.” to our audited consolidated financial statements included in this annual report, and for information on impairment charges on our U.S. operations see Item 5G. “Operating and Financial Review and Prospects – Recent Developments – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

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

Our operations may also be adversely affected as a result of stoppages or other labor conflicts. In 2017, 2018 and 2019, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union; such internal dispute is ongoing and we cannot assure it will not cause further disruptions in Mexico. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.

Following the COVID-19 outbreak, some of our facilities have been affected, and may continue to be affected, by shutdowns or other restrictions mandated by governmental authorities or otherwise adopted as a preventive measure, or by the unavailability of workforce. For more information on the status of our operations see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Some of the previously described emergency situations could result in damage to property, delays in production or shipments and, in extreme cases, death or injury to persons. Any of the foregoing could create liability for Tenaris. To the extent that lost production or delays in shipments cannot be compensated for by unaffected facilities, such events could have an adverse effect on our profitability and financial condition. Additionally, we do not carry business interruption insurance, and the insurance we maintain for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of our insurance may be less than the related loss. For more information on our insurance coverage see Item 4.B. “Information on the Company – B. Business overview – Insurance”.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. At December 31, 2019 we had $1,320 million in goodwill corresponding mainly to the acquisition of Hydril Company (“Hydril”) in 2007 ($920 million) and Maverick Tube Corporation (“Maverick”) in 2006 ($229 million). We recognized goodwill for approximately $357 million in connection with our acquisition of IPSCO. As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for its U.S. operations, Tenaris recorded impairment charges as at March 31, 2020, for an aggregate amount of approximately $622 million. For more information on impairment charges on our U.S. operations see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

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

For information on matters related to an ongoing investigation in connection with certain allegedly improper payments in Brazil, please refer to Item 8. A. “Consolidated and Other Financial Information – Legal Proceedings”.

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

We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. For example, in 2019, we suffered five spoofing attempts with no material impact on results. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect such incidents or attacks, or to avoid a material adverse impact on our systems when such incidents or attacks do occur. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we may be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). Tenaris does not maintain any specific insurance coverage to protect against cybersecurity risks.

Risks Relating to the Structure of the Company

The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be affected by legal, contractual or other limitations or tax changes.

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, including as a result of deteriorating market conditions, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning potential restrictions on our ability to collect dividends from certain subsidiaries, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition” and “Item 5G. “Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

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

As of the date of this annual report, San Faustin beneficially owned 60.45% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), holds voting rights in San Faustin sufficient to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to shares and ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if we make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and instead distribute the net proceeds to you. Also, under certain circumstances, such as our failure to provide the Depositary with properly completed voting instructions on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. Although the validity period of such authorization will expire on June 5, 2020, the board of directors has convened an extraordinary meeting of shareholders to be held on June 2, 2020, which will consider the renewal of such authorization for an additional five year-period. Notwithstanding the waiver of any preemptive subscription rights, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of existing shareholders, except (i) any issuance of shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and (ii) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the Beneficiaries), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, (“Securities Act”), with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. We intend to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register additional shares. We may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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

Overview

We are the leading manufacturer of pipes and related services for the world's energy industry and certain other industrial applications. Our manufacturing system integrates steelmaking, pipe rolling and forming, heat treatment, threading and finishing across 18 countries. We also have a research and development (“R&D”) network focused on enhancing our product portfolio and improving our production processes. Our team, based in more than 30 countries worldwide, is united by a passion for excellence in everything we do.

Through our integrated, worldwide network of seamless and welded manufacturing facilities, service centers and R&D centers, we work with customers to meet their needs, upholding the highest standards of safety, quality and performance.

Our mission is to deliver value to our customers through product and process innovation, manufacturing excellence, supply chain integration, technical assistance and customer service, aiming to reduce risk and costs, increase flexibility and improve time-to-market. Wherever we operate, we are committed to safety and minimizing our impact on the environment, providing opportunities for our people, and contributing to the sustainable development of our communities.

A.	History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a société anonyme organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 26 Boulevard Royal, 4th Floor, L-2449, Luxembourg, telephone (352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation (“TEUS”), located at 2200 West Loop South, Suite 800, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca S.A.I.C. (“Siderca”), the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat S.A., an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling or strategic interests in:

•	Tubos de Acero de México S.A. (“Tamsa”), the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A. (“Dalmine”), a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A. (“Confab”), the leading Brazilian producer of welded steel pipe products;

•	NKKTubes K.K. (“NKKTubes”), a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc. (“AlgomaTubes”), the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A. (“Silcotub”), a leading Romanian producer of seamless steel pipe products;

•	Maverick, a U.S. producer of welded steel pipe products;

•	Prudential Steel Ltd. (“Prudential”), a welded pipe mill producing OCTG, and line pipe products in Canada;

•	Tenaris TuboCaribe Ltda. (“TuboCaribe”), a welded mill producing OCTG products including finishing of welded and seamless pipes, line pipe products and a couplings facility in Colombia;

•	Hydril, a North American manufacturer of premium connection products for oil and gas drilling production;

•	PT Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities;

•	Tenaris Qingdao Steel Pipes Ltd. (“Tenaris Qingdao”), a Chinese producer of premium joints and couplings;

•	Pipe Coaters Nigeria Ltd. (“Pipe Coaters”) the leading company in the Nigerian coating industry;

•	Ternium S.A. (“Ternium”), one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;

•	Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries;

•	Techgen S.A. de C.V. (“Techgen”), an electric power plant in Mexico;

•	sucker rod businesses, in various countries;

•	Tenaris Bay City Inc. (“Tenaris Bay City”), a state-of-the-art seamless pipe mill in Bay City, Texas; and

•	SSPC, a Saudi producer of welded steel pipe products.

On January 2, 2020, we acquired IPSCO, a North American manufacturer of seamless and welded steel pipes. For more information on IPSCO’s acquisition, see Item 5G. “Operating and Financial Review and Prospects – Recent Developments – Acquisition of IPSCO Tubulars Inc.”, as well as note 35 “Subsequent Events – Acquisition of IPSCO Tubulars, Inc.” and note 36 “Update as of April 29, 2020 - Acquisition of IPSCO Tubulars, Inc.” to our audited consolidated financial statements included in this annual report.

Moreover, we are currently building a welded pipe plant in West Siberia, Russian Federation as part of our joint venture with Severstal.

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

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. For example:

-	In January 2019 we acquired a 47.79% interest in SSPC, a welded steel pipes producer located in Saudi Arabia.

-	In February 2019, we entered into a joint venture with Severstal and we are currently building a welded pipe plant in West Siberia, Russian Federation.

-	In January 2020, we acquired IPSCO, a U.S. manufacturer of steel pipes, from TMK. The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was US$1,067 million. The final acquisition price is subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. Its Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Our track record on companies’ acquisitions is described above (see “History and Development of the Company – Tenaris”).

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

Enhancing our offer of technical and pipe management services - Rig Direct® - and extending their global deployment

We continue to enhance our offer of Rig Direct® services, and extend their deployment worldwide. For many years, we have provided these services, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis, complemented by technical advice and assistance on the selection of materials and their use in the field, in markets like Mexico and Argentina. In response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, the deployment of our Rig Direct® services was extended throughout North America and in other markets around the world (e.g. North Sea, Romania, Indonesia and, most recently, the UAE). Through the provision of Rig Direct® services, we seek to integrate our operations with those of our customers using digital technologies to shorten the supply chain and simplify operational and administrative processes, as well as technical services for well planning and well integrity, to reduce costs, improve safety and minimize environmental impact. They are also intended to differentiate us from our competitors and further strengthen our relationships with customers worldwide through long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. We aim to achieve a vertically integrated value chain for our production. To this end, we purchase most of our supplies through Exiros, a specialized procurement company whose ownership we share with Ternium. Exiros offers us integral procurement solutions, supplier sourcing activities; category organized purchasing; suppliers’ performance administration; and inventory management. Moreover, since 2014, we have an agreement with our affiliates Ternium and Tecpetrol International S.A. (“Tecpetrol”) (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to operate a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris’s and Ternium’s respective Mexican industrial facilities. The company started producing energy in December 2016 with a power capacity of 900 megawatts. For more information on the power plant, see note 12 c) “Investments in non-consolidated companies – Techgen S.A. de C.V.” to our audited consolidated financial statements included in this annual report. For more information on the Company’s commitments under the power plant, see item 5.E. “Operating and Financial Review and Prospects - Off-Balance Sheet Arrangements”.

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

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of such wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

The “Others” segment includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, heat exchangers, utility conduits for buildings, and the sale of energy and raw materials that exceed internal requirements.

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

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the “TenarisHydril” brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside the United States and, since our acquisition of IPSCO in January 2020, we now own the Ultra range of premium connections, marketed under the “Ultra” brand, which are used mainly in US onshore applications.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other products. We also manufacture sucker rods used in oil extraction activities and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we produce shell and tube heat exchangers for various applications, and we sell energy and raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America and, from January 2019, in Saudi Arabia. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we also have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute (“API”), and premium joints in the United States, Canada, China, Denmark, Ecuador, Kazakhstan, Indonesia, Nigeria, the United Kingdom and Saudi Arabia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated.

Capacity of welded tubes in 2019 increased in respect to 2018 due to the acquisition of SSPC, while capacity of seamless tubes in 2018 increased in respect to 2017 due to the completion of Tenaris Bay City, our state-of-the-art pipe mill in Bay City, Texas.

	At or for the year ended December 31,
	2019	2018	2017
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	3,985	3,935	3,835
Actual Production	2,835	3,167	2,793
Tubes – Seamless
Effective Capacity (annual) (1)	4,300	4,300	3,680
Actual Production	2,629	2,798	2,347
Tubes – Welded
Effective Capacity (annual) (1)	2,980	2,620	2,620
Actual Production	671	799	544

_______________________________________________________________________________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2020 our production capacity - for steel bars, seamless and welded pipes - is expected to increase due to the acquisition of IPSCO. Due to the acquisition of IPSCO, Tenaris owns its first steel shop in the US. Furthermore, Tenaris integrated IPSCO’s seamless, welded, finishing and threading facilities.

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

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of approximately 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,200,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2019, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	1,200
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

_____________________________________________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

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

In Mexico, beginning in April 2020, Tenaris reduced its activity following the imposition of mandatory lockdowns, and our plants in Mexico are currently operating at technical minimums. For further information on the status of our operations see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

United States

In the United States we have the following production facilities:

Bay City, Texas: Our 1.2 million square foot greenfield seamless mill was inaugurated in December 2017. The facility is the result of an investment of $1.8 billion and includes a state-of-the-art rolling mill with a capacity of approximately 600,000 tons per year (with an outside diameter range of 4 ½ to 9 5/8 inches), as well as finishing and heat treatment lines and a logistics center.

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

Conroe, Texas: A plant located on an area of 47 hectares which processes steel coils to produce ERW OCTG, with an outside diameter range of 4 1⁄2 to 8 5⁄8 inches with an annual production capacity of approximately 250,000 tons. The facility includes one mill, one heat treatment line and one finishing line. For efficiency reasons, since December 2019, the plant is not operational.

Counce, Tennessee: A plant located on an area of 54 hectares which processes steel coils to produce line pipe with an outside diameter range of 4 1⁄2 to 8 5⁄8 inches and has an annual production capacity of approximately 90,000 tons. The plant has one mill and a finishing line capable of producing line pipe products. For efficiency reasons, the plant is currently not operational and these products are being produced by our Hickman plant.

Koppel, Pennsylvania: Tenaris’s first steel shop in the United States providing vertical integration through domestic production of a relevant part of its steel bar needs.

Ambridge, Pennsylvania: The mill adds a second seamless manufacturing facility and complements the Bay City facility.

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

Over the last two months, as a result of the abrupt and steep decline in market demand for our products, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been temporarily closed until market conditions improve. In addition, Tenaris is in the process of performing employee reductions and adjusting production levels at its other facilities in line with market demand. For further information on the status of our operations, see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 3 1/2 to 9 7⁄8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. We use steel bars produced by our integrated facilities in Romania, Italy, Mexico and Argentina.

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

Argentina

Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná river near the city of Campana, approximately 80 kilometers north from the city of Buenos Aires, Argentina. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe facility and has an effective annual production capacity of approximately 900,000 tons of seamless steel pipe (with an outside diameter range of 1 1⁄4 to 10 3⁄4 inches) and 1,300,000 tons of steel bars.

The Campana facility comprises:

•	a direct reduced iron (“DRI”) production plant;

•	a steel shop with two production lines, each including an electric arc furnace, refining equipment, four-strand continuous caster and a cooling bed;

•	two continuous mandrel mills, each including a rotary furnace, direct piercing equipment and a cooling bed and, one of them, also including a stretch reducing mill;

•	seven finishing lines, including heat treatment lines, upsetting machines, threading and inspection equipment and make-up facilities;

•	a cold-drawing mill; and

•	a port on the Paraná river for the supply of raw materials and the shipment of finished products.

In Argentina, until the end of January 2019 we had a 160 megawatt power generation plant located at San Nicolás that reached the end of its useful life, which together with a smaller thermo-electric power generating plant located within the Campana facility, was sufficient to supply the electric energy requirements of our steelmaking facility at Campana. Currently, our energy requirements in Argentina are mainly satisfied from the local market and by the plant located in Campana.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2019, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
DRI	960
Steel Shop
Continuous Casting I	530
Continuous Casting II	770
Pipe Production
Mandrel Mill I	330
Mandrel Mill II	570
Cold-Drawing Mill	20

___________________________________________

(1)	Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina, south of the city of Buenos Aires. This facility includes ERW and submerged arc welding (“SAW”), rolling mills with one spiral line. The facility was originally opened in 1948 and processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1⁄2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of approximately 350,000 tons. The other welded facility, located at Villa Constitución in the province of Santa Fe, has an annual production capacity of approximately 80,000 tons of welded pipes with an outside diameter range of 1 to 8 inches.

In Argentina, Tenaris has reduced its activity following the imposition of mandatory lockdowns that began on March 20, 2020; our plants in Argentina are currently operating at technical minimums. For further information on the status of our operations see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

 Brazil

In Brazil we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers northeast from the city of São Paulo. This facility includes an ERW rolling mill and a SAW rolling mill with one spiral line and one longitudinal line. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range from 5 1⁄2 to 100 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy, thermal insulation, concrete weight coating and paint for internal pipe coating. The facility has an annual production capacity of approximately 500,000 tons.

Colombia and Ecuador

In Colombia we have TuboCaribe, a pipe manufacturing facility in Cartagena, on an area of 60 hectares, including a state-of-the-art finishing plant for seamless pipes. The total estimated annual finishing capacity is approximately 250,000 tons, with an estimated annual ERW production capacity of approximately 140,000 tons. This facility produces OCTG and line pipe products with an outside diameter range of 2 3⁄8 to 9 5⁄8 inches, and includes two ERW mills, one heat treatment line, one slotting line and three threading lines, including premium connections capacity. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we have a coupling shop with fifty-four lathes, ten cutting machines, and two phosphatizing lines. Inspection and finishing lines complete this facility. The shop has an estimated annual production capacity of 2.3 million pieces, including API and premium threads.

In Colombia, Tenaris has reduced its activity following the imposition of mandatory lockdowns that began on March 24, 2020, and our plant in Colombia us currently operating at technical minimums. For further information on the status of our operations, see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

In Ecuador we have a threading and finishing facility with an annual capacity of 35,000 tons, and a service center which is designed to support our RigDirect® strategy, both situated in Machachi.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania and premium connection threading facilities in Denmark and the United Kingdom.

Italy

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine, in the industrial area of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of approximately 650,000 tons of seamless steel pipes and 935,000 tons of steel bars.

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

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2019, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	935
Pipe Production
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

__________________________________________

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

Our production facilities located in Italy have a collective annual production capacity of approximately 800,000 tons of seamless steel pipes. In addition to the main facility mentioned above, they include:

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

In addition to these facilities, we operate a manufacturing facility at Sabbio which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces, and a large vessels plant inside the Dalmine facility, recently revamped, with a production capacity of around 5,000 pieces per year.

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatts in Dalmine. Our operations in Dalmine consume most of the power generated at the power station which is designed to have sufficient capacity to meet the electric power requirements of these operations at peak load. Excess power is sold to third-party consumers and heat is sold for district heating.

In Italy, Tenaris reduced its activity following the imposition of mandatory lockdowns that began on March 16, 2020, and for a limited period of time our Dalmine facility was used exclusively for the manufacturing of oxygen tanks to aid local hospitals and health centers. Over time, however, the facility is gradually resuming operations. For further information on the status of our operations, see Item 5G. “Operating and Financial Review and Prospects – Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Romania

We have a seamless steel pipe manufacturing facility in northwest Romania, located in the city of Zalau, 530 kilometers from Bucharest. The facility includes a hot rolling mill and has an annual production capacity of approximately 250,000 tons of hot rolled pipes and 210,000 tons of finished products, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 21.3 to 159 mm (0.839 to 6.26 inches) for hot rolled tubes and 8 to 120 mm (0.315 to 4.724 inches) for cold drawn tubes. We also have a steelmaking facility in southern Romania, located in the city of Calarasi, with an annual steelmaking capacity of 550,000 tons, supplying steel bars for European operations as well as to other rolling mills in our industrial system. The industrial center in Romania comprises:

•	a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;

•	a floating mandrel mill;

•	four finishing lines, including heat treatment lines, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;

•	a coupling shop;

•	an accessories line;

•	a cold-drawing plant with finishing area; and

•	automotive and hydraulic cylinders components’ production machinery.

United Kingdom

In Aberdeen, we have a premium connection threading, manufacturing and repair facility, which works as a hub to service our customers working in the North Sea region. The facility has an annual production capacity of approximately 20,000 pieces, with a production range of 2 3/8’’ to 20’’.

Denmark

In Esbjerg, we have a facility for the manufacturing of casing and tubing accessories and the provision of casing and tubing repairs, with a production range of 2 3/8’’ to 18 5/8’’ and production capacity of 4,200 ends per year.

Middle East and Africa

We have a threading facility for the production of premium joints and accessories in Saudi Arabia. The facility has an annual production capacity of 120,000 tons. In 2019 we acquired a controlling participation in SSPC, a welded steel pipe producer. SSPC operates 5 production lines and produces welded pipes for the local oil & gas industry (OCTG and Line Pipe) and for the industrial and construction sectors. Annual capacity is 360,000 tons covering a diameter range from ½” to 20”.

Additionally, we have a premium threading facility in Kazakhstan. The state-of-the-art facility has the capacity to produce 45,000 tons of OCTG annually for threading seamless pipes and gas-tight premium connections to serve the local market.

In Nigeria we have a facility dedicated to the production of premium joints and couplings located in Onne. This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, in October 2011, we acquired 40% of the shares of Pipe Coaters, a leading company in the Nigerian pipe coating industry. Also, located in Onne, Pipe Coaters supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for onshore and offshore (including deepwater) applications.

Asia Pacific

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless steel pipe products with an outside diameter range of 1 to 17 inches. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. The effective annual production capacity of the facility is approximately 260,000 tons. The plant was operated by Nippon Kokan K. until its acquisition by NKKTubes in 2000. Steel bars and other essential inputs and services are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Steel Corporation. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions. We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints. Additionally, in 2016 we opened a facility that produces components for the local automotive industry.

In addition, in Indonesia, we hold 89.17% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities, coupling shop and a quality-testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of approximately 120,000 tons. We also have a premium joints accessories threading facility in the state of Batam, which we integrated to our operations following the acquisition of Hydril.

Production Facilities – Others

We have facilities for the manufacture of sucker rods in Villa Mercedes (San Luis, Argentina), Moreira Cesar (São Paulo, Brazil), Veracruz (Mexico), Campina (Romania) and Conroe (Texas, United States). Our total annual manufacturing capacity of sucker rods is approximately 3.8 million units.

In Moreira Cesar (São Paulo, Brazil), we also have facilities for the manufacturing of industrial equipment. In many cases, we also provide the assembly service of this equipment at the client’s site.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $7,294 million in 2019, compared to $7,659 million in 2018 and $5,289 million in 2017. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2019		2018		2017

Tubes	6,870	94%	7,233	94%	4,966	94%
Others	424	6%	426	6%	323	6%
Total	7,294	100%	7,659	100%	5,289	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2019		2018		2017
Tubes
- North America	3,307	48%	3,488	48%	2,362	48%
- South America	1,240	18%	1,284	18%	982	20%
- Europe	641	9%	628	9%	497	10%
- Middle East & Africa	1,337	19%	1,541	21%	921	19%
- Asia Pacific	345	5%	292	4%	204	4%
Total Tubes	6,870	100%	7,233	100%	4,966	100%

North America

Sales to customers in North America accounted for 48% of our sales of tubular products and services in 2019, 2018 and 2017.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past few years, we have extended our integrated product and service model, which we call Rig Direct®, throughout North America, and in late 2017, we started operations at our seamless pipe mill at Bay City, Texas, which is strategically located to serve the Eagle Ford and Permian regions. Under Rig Direct®, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels and simplifying operational processes. We first introduced the Rig Direct® model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis. At the end of 2019, we supplied the majority of our U.S. and Canadian customers for OCTG products with Rig Direct® services. On January 2, 2020, we completed the acquisition of IPSCO Tubulars, which will further strengthen our local production capabilities and capacity to provide Rig Direct® services in the United States.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and regional natural gas prices. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and has risen significantly, from 5.6 million b/d in 2011 to 12.8 million b/d at the end of 2019. Production of natural gas liquids (“NGLs”) has also increased significantly in the past few years in North America. This rapid increase in production, however, contributed to an excess of supply in the global oil market in 2014 and a consequent collapse in the price of oil, as other producers, were for a time unwilling to adjust their production levels to balance the market. Further rapid increases in production in 2018 and 2019 led to OPEC member country producers and other producers agreeing to cut production to balance the market and support oil prices. In 2020, however, the impact of the COVID-19 pandemic has led to a substantial reduction in global oil demand in the first quarter. In March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, a situation of acute oversupply remains, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. At the same time, U.S. shale producers are finding it more difficult to access financial markets to finance production growth and are having to deleverage their balance sheets, and the financial condition of many smaller producers is under threat.

Natural gas production has risen rapidly over the past few years and the U.S. became a net exporter of natural gas for the first time in 2017 and has now become a significant exporter of LNG to global markets. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves.

The drop in oil prices in the second half of 2014 led to a drastic reduction in drilling activity throughout North America until the second half of 2016 when activity began to recover in the United States and Canada as a result of sharply lower production costs and more stable oil prices. In 2017 and 2018, drilling activity recovered and oil and gas production increased in the United States and Canada but declined throughout 2019, in response to a drop in oil prices at the end of 2018 and producers reducing drilling budget as they focused on balancing cash flows.

Demand for, and our sales of, OCTG products in the United States and Canada plummeted in 2015 and 2016, to less than a quarter of the level reached in 2014, affected by high inventory levels as well as the collapse of drilling activity. In 2017 and 2018, however, demand and sales recovered strongly as drilling activity increased and inventory levels returned to more normal levels. In 2019, however, demand and sales declined, as U.S. rigs decreased by approximately 25% in the year. During the first months of 2020 U.S. rig count declined by more than 40%, reaching its lowest level since 2016.

During 2018, the U.S. government introduced Section 232 tariffs and quotas on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. The proportion of the OCTG market supplied by imports has declined from around 60% prior to the imposition of tariffs and quotas to around 35% at the end of 2019.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity recovered but, with the 2014 fall in oil prices, drilling activity declined.

Oil and gas drilling in Canada is subject to strong seasonality, with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is severely restricted by the difficulty of moving equipment in muddy terrain.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the Mexican state-owned oil company, and one of the world’s largest crude oil and condensates producers. In 1994, we began supplying Pemex with Rig Direct® services. In early 2018, we renewed our just in time agreement with Pemex for an additional five-year period.

At the end of 2013, Mexico reformed its constitution to allow increased private and foreign investment in the energy industry. Pursuant to these reforms, foreign and private investors are allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company, but ceased having a monopoly on production. In addition, a new regulatory framework was developed and contracts with foreign and private investors were awarded.

Following the 2014 decline in oil prices, drilling activity in Mexico and demand for our OCTG products plummeted as the financial condition of Pemex has deteriorated and the impact of investments from the energy reform process in Mexico had yet to take effect. In 2019, however, drilling activity at Pemex recovered as the Mexican government has increased funding available for the company as part of a policy of arresting and reversing production decline and investments from the reform process have proceeded. The new government, however, has halted further progress on the energy reform process and the financial condition of Pemex remains under stress.

South America

Sales to customers in South America accounted for 18% of our sales of tubular products and services in 2019, compared to 18% in 2018 and 20% in 2017.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A. (“YPF”), the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance, which we renewed for an additional five- year term at the beginning of 2018, under which we provide Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In spite of the 2014 drop in international oil prices, drilling activity was sustained for most of 2015 and 2016 before falling significantly at the end of 2019, when drilling in the southern part of the country came to a halt. The administration that took office in December 2015 introduced significant changes in domestic energy policies, including the gradual normalization of domestic gas and energy prices, encouraging investment in the Vaca Muerta shale play, which is considered to be one of the world’s most promising unconventional reserves. In 2018, there was a significant increase in investments in Vaca Muerta, led by Tecpetrol’s investment in the Fortin de Piedra gas resource. 2019 started with a high activity level, but our sales started to fall after the primary presidential elections held in august (“PASO”). After August, fuel prices did not maintain their path of adjustment with international prices, and there still persists a large uncertainty regarding the energy framework to be implemented by the new government.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. Consumption of OCTG products in Brazil stabilized over the past three years, after falling in the period 2014-2016 as Petrobras had reduced its investments in response to budgetary constraints, concentrating on developing its most productive reserves in the pre-salt fields and halting other investments. Demand for line pipe for pipeline projects has declined to very low levels with only one major project implemented in the past five years. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies have increased their investments in Brazil while Petrobras is planning to increase its investments which could lead to increased activity in 2020 and future years. Our sales in the local market are currently mostly concentrated on large diameter conductors and surface casing with connectors for the pre-salt and other offshore developments, as well as smaller diameter casing for use in offshore and in the remaining onshore exploration and production activity.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. Although the market grew rapidly when oil prices were high as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment, drilling activity in Colombia was deeply affected by the 2014 collapse in oil prices and fell to a very low level in 2016. However, activity has recovered in the past three years in response to higher oil prices. Our principal customer in Colombia is Ecopetrol S.A., which we supply with Rig Direct® services and with whom we renewed a long-term agreement in the beginning of 2018. We have recently strengthened our industrial position in Colombia through investing in the installation of modern heat treatment, pipe threading and processing facilities which enables us to serve this market with more local industrial content and our customers with more efficient Rig Direct® services.

In Guyana, the new Lisa deepwater offshore play is being developed and, since 2018, we have been providing casing for the development wells in this play under Rig Direct® conditions.

We also have sales in Ecuador, supplying Petroamazonas, the national oil company, as well as private operators. To increase local content, we have established a local OCTG threading facility in Machachi.

We have been present in the Venezuelan OCTG market for many years and we maintained business relationships with Petróleos de Venezuela S.A. (“PDVSA”) and the joint venture operators in the oil and gas sector until the implementation of the OFAC sanctions. Additionally, we maintained business relationships with Chevron in Venezuela until April 22, 2020, when their general License 8E of the sanctions expired. Our sales in Venezuela, however, have declined to a low level and we do not foresee any significant recovery at this time.

Europe

Sales to customers in Europe accounted for 9% of our sales of tubular products and services in 2019, compared to 9% in 2018 and 10% in 2017.

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

In Europe we also have significant sales to the oil and gas sector, particularly in the North Sea. Demand from this market is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in the North Sea and other areas, like Romania. In addition, U.S. and European sanctions are affecting demand for our premium pipe products in Russia and limited exploration success in unconventional shale plays in Eastern Europe has led international operators to cut back on their investments in this area.

In February 2019, we announced the formation of a joint venture with Severstal, a leading Russian flat steel producer, to build and operate a welded pipe mill to manufacture OCTG products in Surgut, Western Siberia, which is expected to begin production in late 2021. Our share in the joint venture is 49%.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 19% of our sales of tubular products and services in 2019, compared to 21% in 2018 and 19% in 2017.

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

Our sales in the Middle East and Africa could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, that could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in the region can also be affected by the levels of inventories held by the principal national oil companies in the region and their effect on purchasing requirements. For example, Saudi Aramco, after purchasing pipes in excess of its consumption requirements in 2013 and the first half of 2014, subsequently substantially reduced purchases during the second half of 2014 and throughout 2015, notwithstanding increased drilling activity, as it reduced inventory levels. In 2017 and 2018, purchasing was more in line with consumption patterns, but recently Saudi Aramco has begun a destocking process which will affect demand through 2020.

Over the past three years our sales in the Middle East have been relatively stable but sales in sub-Saharan Africa have been affected by the slowdown in drilling activity and investments in deepwater projects. On the other hand, our sales in the second half of 2017 and throughout 2018 were boosted by sales of line pipe for offshore gas projects in the Eastern Mediterranean. In 2018, these sales came to a peak amounting to 8% of total sales, which is unlikely to be repeated in the near future.

In January 2019, we completed the acquisition of 47.79% of SSPC, a listed welded steel pipe producer in Saudi Arabia. SSPC produces OCTG, line pipe and commercial pipe products mainly for the local market. It is qualified to supply Saudi Aramco for certain products. Through this investment, Tenaris is increasing its local industrial presence in an important oil and gas market where policies are being implemented to diversify the economy and increase local manufacturing. In February 2020, SSPC was awarded a recognition by Saudi Aramco for having the highest local content of any local pipe producer in Saudi Arabia.

In August 2019 we were awarded a long-term agreement with Rig Direct® conditions, valued at $1.9 billion, to supply approximately half of Abu Dhabi National Oil Company’s (“ADNOC”) OCTG requirements in Abu Dhabi over the next five to seven years. In order to serve this market, we will expand our local service base and construct a new premium OCTG threading facility.

Asia Pacific

Sales to customers in the Asia Pacific accounted for 5% of our sales of tubular products and services in 2019, compared to 4% in 2018 and 4% in 2017.

We have a significant presence in the region with local production facilities in Indonesia, China and Japan and, in recent years, we have established service centers in Australia and Thailand.

Sales to Indonesia and other markets in South East Asia and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity. The collapse in the price of oil has deeply affected drilling activity and our sales throughout the region, where drilling is mainly onshore. In 2016, however, we won a significant long-term agreement to provide pipes with Rig Direct® services in Thailand which has made Thailand our largest market in the region. Our future sales in Thailand, however, will be affected by recent changes in the ownership of oil and gas development concessions and the conclusion of this long-term agreement.

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

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, industrial equipment of various specifications and for diverse applications, sales of pipe for construction activities from our Italian Piombino mill, sales of raw materials and energy that exceed our internal requirements and heat exchangers. In January 2017, we sold our electrical conduit pipes business in the United States. Net sales of other products and services amounted to 6% of total net sales in 2019 and 2018.

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

Our principal competitors in steel pipe markets worldwide are described below.

•	Vallourec S.A. (“Vallourec”), a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”). Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building mills in Brazil (jointly with NSSMC) and, Youngstown, Ohio, acquiring three tubular businesses in the United States and Saudi Arabia, concluding and agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company (“Tianda”) to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology. Despite this restructuring program, Vallourec’s losses have continued through 2019 and, in February 2020, it announced a further capital increase of $0.8 billion to take place later this year, to which the French government fund has agreed to subscribe in proportion to its existing shareholding while NSSMC has agreed to subscribe a less than proportional amount and reduce its shareholding to 10%.

•	Japanese players NSSMC and JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSSMC has increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and has further strengthened its ties with Vallourec through participating in Vallourec’s 2016 capital increase and combining their respective Brazilian operations.

•	In recent years, TMK, a Russian company, has led consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States where it acquired a significant position in the U.S. market through its acquisition of IPSCO’s tubular operations. In 2012, TMK opened a research and development center in Houston and has been expanding its capacity to produce premium connection products. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC (“Gulf International Pipe”), a welded pipe producer in Oman. More recently, however, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and selling IPSCO to Tenaris.

•	Over the past two decades, Chinese producers increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. The largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan in 2009 to build a new seamless pipe facility in the United States; heat treatment and pipe finishing facilities have been constructed and steelmaking and hot rolling facilities are currently under construction in Corpus Christi, Texas. Although producers from China compete primarily in the “commodity” sector of the market, some of these producers, including TPCO, have been upgrading their facilities and processes with the intention of entering into the market for more specialized products.

•	The tubes and pipes business in the United States and Canada have experienced a significant consolidation process. Following the acquisitions of Maverick and Hydril by Tenaris and the earlier acquisition of North Star Steel by Vallourec, U.S. Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. (“Evraz”) and TMK, two Russian companies, acquired IPSCO’s Tubular division, with Evraz retaining IPSCO’s operations in Canada and TMK acquiring IPSCO’s operations in the United States. More recently, however, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010; Benteler International A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; and OCT Pipe, LLC, a company building a seamless pipe mill with heat treatment and OCTG threading facilities in Norfolk, Nebraska. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities. In January 2020, TMK completed the sale of IPSCO to Tenaris.

•	Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a relevant market position, despite the application of anti-dumping duties for unfair trading practices and being subject to Section 232 quotas.

•	Tubos Reunidos S.A. (“Tubos Reunidos”) of Spain, Benteler International A.G. of Germany and Voest Alpine A.G. of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, while the latter also has a relevant presence in the U.S. and international OCTG markets, and in 2016, Tubos Reunidos opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal S.A. (“ArcelorMittal”) created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.

•	In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, a number of pipe mills have been established including a seamless pipe mill built by Jubail Energy Services Company (“JESCO”), a company established with majority participation from a state-backed industrial development company, and a seamless pipe mill built by ArcelorMittal. These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world. In January 2019, Tenaris acquired a controlling 47.79% participation in SSPC, a local welded pipe producer.

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

Capital Expenditure Program

During 2019, our capital expenditures, including investments at our plants and information systems (IT), amounted to $350 million, compared to $349 million in 2018 and $558 million in 2017. Of these capital expenditures, 2019 investment at our plants reached $314 million compared to $318 million in 2018 and $525 million in 2017.

In 2019 we focused on enhancing automation and digitalization of our industrial processes, improvements on safety and environmental issues, product differentiation and competitiveness.

The major highlights of our capital spending program during 2019 included: investments in our three-year global automation plan covering all of our industrial system worldwide; new equipment and related infrastructure to improve safety conditions at our entire industrial system; the revamping of the shaft furnace at the DRI plant, the expansion of the dedusting system capacity at the steel shop (still ongoing) and a capacity increase of the component center at our Campana mill in Argentina; the completion of the steel shop fumes dedusting and cooling systems project, the handling revamping - including range extension to 3.8 tons/pcs- of the multi-stand plug mill (“MPM”) hot rolling mill, innovative solutions at the Non-Destructive Tests (“NDTs”) of the FAT2 finishing lines and increase of threading capacity at the couplings plant at our Veracruz Facility in Mexico; the consolidation of the new heat treatment plant, the revamping of the main ultrasonic test equipment, and an innovative NDT inspection system for the expander mill production line at our Dalmine facility in Italy; the revamping of the threading and phosphatizing lines in our McCarty facility in the US; the steel shop capacity increase of our Calarasi plant which is still on going, the installation of a new airbag production line with full automatic inspection system at our mill in Zalau, Romania and the installation of a new service center in Pindamonhangaba, Brasil.

Our capital expenditure programs are being reviewed to address short-term changes in business conditions, and capital expenditures in 2020 are expected to be significantly lower than the level of 2019: they will include the completion of some of the projects started in 2019 described above, as well as the construction of a new premium threading plant in Abu Dhabi as required under an agreement with ADNOC. Furthermore, as part of the ongoing integration of IPSCO, we will assess whether any investments are necessary at the newly acquired business.

In addition to capital expenditures at our plants, we have invested in information systems for the integration of our production, commercial and managerial activities, together with investments in cybersecurity for the protection of our information technology and our industrial systems. These investments are intended to promote the further integration of our operating facilities and enhance our ability to provide value-added services to customers worldwide. Investments in information systems totaled $35 million in 2019, compared to $32 million in 2018 and $28 million in 2017.

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, hot briquetted iron (“HBI”), pig iron and ferroalloys. In Argentina we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, purchased from the local market. Our welded steel pipe products are processed from purchased steel coils and plates. Although the weight of the different steelmaking raw materials and steel, vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 23% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 17%, with direct energy accounting for approximately 4%.

The above raw material inputs are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates generally decreased in 2019 in comparison to 2018, continuing with high levels of volatility, with the exception of iron ore prices, which rose affected by supply restrictions following Vale’s Brumadinho mine incident discussed below.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international sources. In Argentina we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy we purchase pig iron and ferrous scrap from local and regional markets. In Mexico we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania we source ferrous scrap mainly from the domestic market and we import pig iron.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Overall costs for these materials decreased in 2019, following a decline in world steel prices near the end of 2018. As a reference, prices for Scrap Shredded U.S. East Coast, published by CRU, averaged $335 per ton in 2018 and $274 per ton in 2019, ascending to levels around $286 per ton at the beginning of 2020.

Iron ore

We consume iron ore in the form of pellets, for the production of DRI in Argentina. Siderca’s annual consumption of iron ore during 2019 was approximately 625,000 tons, supplied mainly from Brazil by Vale International S.A.

On January 25, 2019, Vale’s Brumadinho mine dam collapsed resulting in the death of 300 people. Consequently, the Brazilian government shut down other mines with similar structures, reducing the iron ore market supply by 90 million tons. As a result of such reduced iron ore supply and strong demand from China, iron ore IODEX 62% Fe (CFR North China) prices spiked above 120 USD/ton, a 5-year high. As mines were cleared to operate again, prices settled around 90 USD/ton, with an annual average of 93.4 USD/ton, a 34% year on year increase.

In the first half of 2019, iron ore direct reduction (“DR”) grade pellet premiums continued to grow as the previous year. However, in the second half of the year demand dropped due to high prices and lower steel production from EU, pressuring premiums to lower levels. Platts DR grade pellet premium averaged 62 USD/ton in 2019, fluctuating between 39 and 76 USD/ton.

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

In Mexico, we have been sourcing steel bars from Ternium’s Mexican facilities since 2011, under a long term contract that grants us, during an eight and a half year period until April 2020, preferential right to purchase up to 250,000 tons of round steel bars per year. Currently, a renegotiation of the contract is taking place and we expect that Ternium will continue providing steel bars to our Mexican facilities.

In the United States, we currently use steel bars produced in our integrated facilities in Romania, Italy and Mexico and have been granted an exclusion from Section 232 tariffs for the imports of these steel bars. Additionally, we have a contract in place with Nucor Steel to purchase a portion of the steel bars requirements in our Tenaris Bay City mill. From 2020 Tenaris will have its first steelmaking facility in the United States in Koppel, Pennsylvania.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia and the United States.

Steel coil market prices decreased in 2019. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $670 per metric ton in 2019 and $915 per metric ton in 2018.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, during 2019 we renewed a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2022.

In Canada, we have long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index). Among such suppliers is ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario. Additionally, we purchase steel on a spot basis from Algoma Steel, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

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

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico and Romania. In Argentina, up to the end of January 2019, we had a 160 megawatt power generation plant located at San Nicolás that reached the end of its useful life, which together with a smaller thermo-electric power generating plant located within the Campana facility, was sufficient to supply the requirements of our steelmaking facility at Campana. Currently, our electric energy requirements in Argentina are mainly satisfied from the local market and by the plant located in Campana. In Dalmine, Italy, we have a 120 megawatt power generation facility which is designed to have sufficient capacity to meet most of the electric power requirements of the operations. The additional energy needed to cover the peaks of consumption and the excess energy produced are purchased and sold to the market while heat is sold for district heating. In Mexico, our electric power requirements are mainly satisfied by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our energy requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission. In Romania, we source electric energy from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. Tecpetrol is our main natural gas supplier in Argentina. Tecpetrol is a subsidiary of San Faustin, which supplies us with natural gas under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A. (“TGN”), a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Naturgy S.A. (formerly Gas Natural Ban S.A.), for a maximum transportation capacity corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we have a supply contract with Naturgy S.A. Both contracts with Naturgy S.A are in place until April 2020 and are expected to be renewed.

In addition to the normal amount of gas consumed at our Italian plants, we also consume substantial quantities of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are currently supplied by Eni S.p.A.

Our costs for electric energy and natural gas vary from country to country. In the last few years energy costs have remained generally flat thanks to the increasing availability of natural gas from shale plays and additional renewable energy generation at more competitive prices. In 2018 the cost of natural gas for industrial use in Argentina began to decrease with the increase in production of natural gas from the Vaca Muerta gas play. In the second half of 2019, however, continuing uncertainty about the policies that the new Argentine government would implement has led to a sharp fall in investment and drilling activity in Vaca Muerta. The demand for natural gas in winter continues to outpace supply, which is why Argentina must import natural gas from Bolivia, Chile and Liquefied natural gas (“LNG”) from the international market, in addition to using liquid fuel to generate electricity. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Ferroalloys

For each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially within a short period. Prices for the main ferroalloys consumed by Tenaris decreased gradually during 2019. Although some materials have started to gain momentum upward by the start of 2020, current prices remain below 2018 averages.

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

We currently maintain, for all our manufacturing facilities and services centers, a Quality Management System Certified to ISO 9001:2015 by Lloyd’s Register Quality Assurance and API product licenses granted by API, which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. In addition, the majority of our testing laboratories are certified to ISO 17025. Our Quality Management System (QMS), based on the ISO 9001 and API Q1 specifications assures that products and services comply with customer requirements from the acquisition of raw materials to the delivery of the final product and services. The QMS is designed to ensure the reliability and improvement of the product and the manufacturing operations processes as well as the associated services. Additionally, we are in the process of certifying the QMS to API Q2, a certification specifically developed for companies which offer services in the oil and gas industry.

All of our mills involved in the manufacturing of material for the automotive market are certified according to the standard IATF 16949 by Lloyd’s Register Quality Assurance.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our global R&D network with its main office in Amsterdam, the Netherlands and specialized research and testing facilities located in Campana, Argentina, in Veracruz, Mexico, in Dalmine, Italy, and at the product testing facilities of NKKTubes, Japan. Additionally, we have a Wedge Technology Center in Houston, Texas, USA. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product R&D currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy-wall deepwater line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods;

•	coiled tubing;

•	coatings; and

•	large vessels for hydrogen storage and refueling stations.

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

We spent $61 million in R&D in 2019, compared to $63 million in 2018 and $64 million in 2017.

Capitalized costs were not material for the years 2019, 2018 and 2017.

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

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practice. However, we do not carry business interruption insurance. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $300 million. Our current property insurance has indemnification caps up to $250 million for direct damage, depending on the different plants; and a deductible of $100 million.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Tenaris

The Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. Tenaris is providing the following disclosure pursuant to Section 13(r) of the Exchange Act.

In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the U.S., which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the U.S. announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the European Union updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”), to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.

As previously reported, Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2019 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

During 2019 Tenaris collected certain payments for sales of goods or services in connection with past commercial activities relating to Iran, as further described below. Tenaris believes that such activities do not violate any U.S. or foreign law. In addition, in all cases, Tenaris collected amounts owed for sales of goods or performance of services in accordance with OFAC regulations. Tenaris has procedures in place designed to ensure that such activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Previous pending payments:

•	In May 2016, TGS was awarded by Toos Payvand Co., a Tehran-based company, a spot purchase order for carbon steel pipes for the Esfahan Oil Refinery Project (end user National Iranian Oil Company or “NIOC”), for a total value of EUR3.5 million (approximately $4.0 million). TGS delivered most of the items requested under such purchase order, for which the customer made advance payments, during 2017 and during the wind-down period associated with the reinstatement of U.S. secondary sanctions. Shipments under this purchase order were suspended as of October 2018. As of December 31, 2019, TGS recorded an advance payment from Toos Payvand Co. for undelivered goods for approximately EUR 0.04 million (approximately $0.04 million).

•	During 2018, Dalmine was awarded spot orders from Mapna International FZE for a total value of EUR4.1 million (approximately $4.7 million) of which EUR 4.0 million (approximately $4.5 million) were collected as of December 31, 2018. By October 2018, Dalmine had delivered all ordered items. On April 18, 2019, Dalmine collected the outstanding balance of approximately EUR0.1 million (approximately $0.1 million) in compliance with OFAC regulations. No obligations are outstanding, and no amounts are due to Dalmine in connection with these purchase orders.

•	During 2018, Dalmine received an order from U.K.-based company BP Exploration Operating Co. Ltd. for EUR0.2 million (approximately $0.2 million) for the provision of casing and coupling to be used in the Rhum Gas Oilfield (located in the U.K.). At the time of the order, the partners in the Rhum Gas Oilfield are BP Exploration Operating Co Ltd. (50%) and Iranian Oil Co UK Ltd (50%), a subsidiary of NIOC. All items were delivered by October 2018. On May 21, 2019, Dalmine collected the outstanding balance of approximately EUR0.2 million (approximately $0.2 million) from BP Exploration Operating Co. Ltd. in compliance with OFAC regulations. No obligations are outstanding, and no amounts are due to Dalmine in connection with this purchase order.

The aggregate amount collected during 2019 in connection with past commercial activities relating to Iran amounted to approximately $0.3 million. All revenue and profit in connection of these sales was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2019.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, Tenaris is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. Tenova S.p.A. (“Tenova”), an Italian supplier of equipment for the mining and the steelmaking industry, is indirectly controlled by San Faustin and, accordingly, is deemed “affiliate” of Tenaris, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Tenova informed us that:

•	During 2019, Tenova or its subsidiaries provided engineering services for the steel-making and raw material handling industries to Iranian customers for agreements entered prior to 2018. As a result of the reinstatement of U.S. secondary sanctions, Tenova has terminated/suspended all commercial activities related to contracts involving Iranian entities. In addition, Tenova has informed that, as of May 2019, it has formally required its employees to stop any travel to Iran and that it does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

•	None of the services provided to Iranian customers is connected to the activities described in Sections 5(a) or (b) of the Iran Sanctions Act of 1996, or Sections 104(c)(2), 104(d)(1) or 105A(b)(2) of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010. In addition, no such activities were performed in favor of persons whose property and interests in property are blocked pursuant to Executive Order 13224 (terrorists and terrorist supporters) or 13382 (weapons of mass destruction proliferators and supporters), nor in favor of any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran).

Tenova reported total revenue for 2019 derived from services provided to Iranian customers for an amount of approximately $7.8 million; and estimated that net profits from such transactions, after direct project cost allocation and taxes, were approximately $3.3 million.

No other consulted affiliate reported any Iran-related activity.

C.	Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2019, 2018 and 2017.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2019	2018	2017
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	NA	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V.	Netherlands	Holding company	100%	NA	NA
TENARIS INVESTMENTS S.à.r.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) Tenaris Investments S.à.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2019, 2018 and 2017.
(b) Tenaris Investments S.à.r.l. holds 97,5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% Tubular Services Angola Lda.

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2019, the Company held 11.46% of Ternium’s share capital (including treasury shares).

The Company is a party to a shareholders’ agreement with Techint Holdings S.à.r.l. (“Techint Holdings”), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, pursuant to which Techint Holdings is required to take actions within its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company to be removed only pursuant to previous written instructions from the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated by the Company as a director of Ternium pursuant to this shareholders’ agreement.

Usiminas

On January 16, 2012, Confab, acquired 5.0% of the shares with voting rights and 2.5% of the total share capital in Usiminas, a leading Brazilian producer of high quality flat steel products used in the energy, automotive and other industries. The acquisition was part of a larger transaction pursuant to which Confab and Ternium’s subsidiaries Ternium Investments S.à.r.l., Ternium Argentina and Prosid Investments S.A. (jointly, the “Ternium Entities”) formed the so-called T/T Group and joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. In addition, the T/T Group entered into a shareholders’ agreement with the NSSMC Group (formed by NSSMC, Mitsubishi Corporation do Brasil S.A. and Metal One Corporation) and Previdência Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. Following a subsequent subscription in 2016 to 1.3 million Usiminas preferred shares and 11.5 million Usiminas ordinary shares, as of December 31, 2019, Confab owned 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.2% of Usiminas’ total voting capital and 3.07% of Usiminas’ total share capital.

In 2014, a conflict arose within the T/T Group and NSSMC with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, the dispute was resolved; on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group entities and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders’ agreement (“the New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium Entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

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

On February 13, 2019 Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts.

TenarisSeverstal

On February 5, 2019, Tenaris entered into an agreement with Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while Severstal owns the remaining 51%. The plant, which is estimated to require an investment of $280 million, is planned to have an annual production capacity of 300,000 tons. As of December 31, 2019, Tenaris contributed approximately $19.6 million in the project.

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

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include many of the world’s leading oil and gas companies, engineering companies engaged in constructing oil and gas gathering and processing and power facilities, and industrial companies operating in a range of industries. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total Tubes sales (84% in 2019). Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, before recovering to around $80 per barrel in the third quarter of 2018, but subsequently fell 40% in the fourth quarter of 2018 before recovering in 2019. Prices have fallen again to historically low levels in the wake of the COVID-19 pandemic and the oil price conflict between Saudi Arabia and Russia. North American natural gas prices (Henry Hub), which were around $4 per million BTU in 2014, also briefly fell below $2 per million BTU at the beginning of 2016, before recovering to average levels of $3 per million BTU during the past three years, but have subsequently fallen back below $2 per million BTU.

In 2019, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, decreased 2% compared to the level of 2018, with larger decreases concentrated in the U.S. and Canadian shale plays, partially compensated by a gradual increase in international rigs which started in the second half of 2018. In the United States the rig count in 2019 decreased by 9%, with an average of 943 active rigs, but ended the year with more than 200 fewer active rigs than at the beginning. Drilling activity in the United States declined throughout the year but has stabilized around 790 rigs in the beginning of 2020, prior to the most recent decline in oil prices. In Canada, the rig count in 2019 declined by 30% compared with 2018, while in the rest of the world, it rose 11%.

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, and the increasing share of oil produced in shale plays as a proportion of global supply, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

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

During 2018, in addition to anti-dumping duties, the U.S. government introduced tariffs and quotas pursuant Section 232 on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. Quotas were imposed on the imports of steel products from South Korea, Brazil and Argentina, while 25% tariffs were imposed on imports from most other countries, except Australia. The proportion of the OCTG market supplied by imports has declined from around 60% prior to the imposition of tariffs and quotas to around 35% at the end of 2019. This included, as a direct result of the fixed quota imposed on the imports of steel pipes from South Korea, that South Korean imports have halved compared to prior levels.

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

The costs of steelmaking raw materials and of steel coils and plates decreased during 2019. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $670 per ton in 2019 compared to $915 per ton in 2018.

Summary of results

In 2019, our sales declined 5% compared to 2018, reflecting lower drilling activity in Canada and the USA and lower sales in the Middle East and Africa. Despite the integration of SSPC and a strong level of premium sales for Indian offshore gas projects, sales in the Middle East and Africa region were affected by Aramco destocking in Saudi Arabia and did not include the extraordinary level of sales to East Mediterranean gas pipelines recorded in 2018.

Operating income declined 5% in line with the decline in sales. Although gross margins were affected by lower volumes and high maintenance and start-up delays associated with the major overhauls and investments we carried out at many of our industrial facilities including Tamsa in Mexico, these were compensated by lower amortization charges. Shareholders net income declined 15% for the year, reflecting the decline in operating income and lower returns on our investment in Ternium.

Cash flow provided by operating activities amounted to $1,528 million during 2019, which included a reduction in working capital of $523 million. This amounted to a free cash flow margin of 16%, following capital expenditures of $350 million. During the year we made dividend payments of $484 million, an investment of $133 million in SSPC, and our net cash position increased by $495 million to $980 million at December 31, 2019.

Outlook

The rapid decline in economic activity and unprecedented collapse in global oil demand as a result of the measures taken to contain the spread of the COVID-19 pandemic around the world has resulted in an equally unprecedented collapse in oil prices, due to the imbalance between production, storage capacity and demand. At this moment, it is not possible to determine how long it will take for economic activity and oil and gas demand to recover and for supply and demand to rebalance. In this environment, investments in exploration and production of oil and gas are being severely curtailed and are not expected to recover in the short term.

We are taking action to preserve adequate levels of operation while protecting the health and safety of our employees, fulfill our commitments to customers, strengthen the medical response capability in the local communities where we have our operations and ensure the financial stability of the company.

To mitigate the impact of expected lower sales, we are working on a worldwide rightsizing program and cost containment plan aimed at preserving financial resources and liquidity and maintaining the continuity of our operations. The actions include:

(i)	adjusting the level of our operations and workforce around the world, including the temporary closure of facilities and production lines in the USA;
(ii)	downsizing our fixed cost structure, including pay reductions for the board and senior management with aggregated cost savings of approximately $220 million by year end;
(iii)	reducing capital expenditures and R&D expenses by approximately $150 million compared to 2019;
(iv)	proposing to limit the payment of the dividend in respect of the 2019 fiscal year to the $153 million payment already made as an interim dividend during November;
(v)	reducing working capital in accordance with activity levels.

For the second quarter of 2020, we are expecting a substantial reduction in sales and margins, particularly in the Americas, though sales in the rest of the world may remain more stable. In this highly uncertain environment, sales could be around 35% lower than the first quarter and our EBITDA margin, excluding restructuring charges, could fall to a high single digit. We do, however, expect to reduce working capital further and continue to generate positive free cash flow.

For more information on the impact of the COVID-19 pandemic and the oil and gas crisis, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

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

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differs in certain significant aspects from U.S. GAAP.

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to impairment of long-lived tangible and intangible assets; assets useful lives; deferred income tax; obsolescence of inventory; doubtful accounts; post-employment benefits; and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

No impairment charge was recorded in 2019, 2018, or 2017. For more information on impairment and recoverability of goodwill and other assets, see “II. Accounting Policies G. Impairment of non-financial assets” to our audited consolidated financial statements included in this annual report. For information on impairment charges on our U.S. operations, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Reassessment of Property, Plant and Equipment Assets Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through acquisitions accounted for as business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated) to its residual value over its estimated useful life, is done using the straight line method. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS 16, “Property, Plant and Equipment”, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of asset useful lives performed in accordance with IAS 16 did not materially affect depreciation expense for 2019. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, “Intangible Assets” Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups, as well as the more recent acquisition of SSPC.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril and 9 years for SSPC.

In 2018 the Company reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2019, the net book value of SSPC’s customer relationship amounted to $72.9 million, with a residual useful life of 8 years. Maverick’s coiled tubing customer relationships amounted to $9.9 million with a residual useful life of 1 year, while Hydril’s customer relationships is fully amortized.

Allowance for Obsolescence of Supplies and Spare Parts and Slow-Moving Inventory

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

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

Deferred income tax

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. The principal temporary differences arise from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Post employment benefits

The Company estimates at each year-end the provision necessary to meet its post employment obligations in accordance with the advice from independent actuaries. The calculation of post employment and other employee obligations requires the application of various assumptions. The main assumptions for post employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post employment and other employee obligations recognized in the future.

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

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases. If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

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

Thousands of U.S. dollars (except number of	For the year ended December 31,
shares and per share amounts)	2019	2018	2017

Selected consolidated income statement data

Continuing operations
Net sales	7,294,055	7,658,588	5,288,504
Cost of sales	(5,107,495)	(5,279,300)	(3,685,057)
Gross profit	2,186,560	2,379,288	1,603,447
Selling, general and administrative expenses	(1,365,974)	(1,509,976)	(1,270,016)
Other operating income (expenses), net	11,805	2,501	1,157
Operating income	832,391	871,813	334,588
Finance income	47,997	39,856	47,605
Finance cost	(43,381)	(36,942)	(27,072)
Other financial results	14,667	34,386	(43,550)
Income before equity in earnings of non-consolidated companies and income tax	851,674	909,113	311,571
Equity in earnings of non-consolidated companies	82,036	193,994	116,140
Income before income tax	933,710	1,103,107	427,711
Income tax	(202,452)	(229,207)	17,136
Income for the year for continuing operations	731,258	873,900	444,847

Discontinued operations
Result for discontinued operations	–	–	91,542
Income for the year (1)	731,258	873,900	536,389

Income (loss) attributable to (1):
Owners of the parent	742,686	876,063	544,737
Non-controlling interests	(11,428)	(2,163)	(8,348)
Income for the year (1)	731,258	873,900	536,389

Depreciation and amortization for continuing operations	(539,521)	(664,357)	(608,640)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	0.63	0.74	0.38
Basic and diluted earnings per share	0.63	0.74	0.46
Dividends per share (2)	0.41	0.41	0.41

(1)	IAS 1 (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

	At December 31,
Thousands of U.S. dollars (except number of shares)	2019	2018	2017

Selected consolidated financial position data

Current assets	5,670,607	5,464,192	5,381,154
Property, plant and equipment, net	6,090,017	6,063,908	6,229,143
Other non-current assets	3,082,367	2,723,199	2,787,921
Total assets	14,842,991	14,251,299	14,398,218

Current liabilities	1,780,457	1,718,363	2,070,899
Non-current borrowings	40,880	29,187	34,645
Deferred tax liabilities	336,982	379,039	457,970
Other non-current liabilities	498,300	249,218	253,734
Total liabilities	2,656,619	2,375,807	2,817,248

Capital and reserves attributable to the owners of the parent	11,988,958	11,782,882	11,482,185
Non-controlling interests	197,414	92,610	98,785
Total equity	12,186,372	11,875,492	11,580,970

Total liabilities and equity	14,842,991	14,251,299	14,398,218

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2019	2018	2017
Continuing Operations
Net sales	100.0	100.0	100.0
Cost of sales	(70.0)	(68.9)	(69.7)
Gross profit	30.0	31.1	30.3
Selling, general and administrative expenses	(18.7)	(19.7)	(24.0)
Other operating income (expenses), net	0.2	0.0	0.0
Operating income	11.4	11.4	6.3
Finance income	0.7	0.5	0.9
Finance cost	(0.6)	(0.5)	(0.5)
Other financial results	0.2	0.4	(0.8)
Income before equity in earnings of non-consolidated companies and income tax	11.7	11.9	5.9
Equity in earnings of non-consolidated companies	1.1	2.5	2.2
Income before income tax	12.8	14.4	8.1
Income tax	(2.8)	(3.0)	0.3
Income for the year for continuing operations	10.0	11.4	8.4

Discontinued operations
Result for discontinued operations	–	–	1.7
Income for the year	10.0	11.4	10.1

Income (loss) attributable to:
Owners of the parent	10.2	11.4	10.3
Non-controlling interests	(0.2)	(0.0)	(0.2)

Fiscal Year Ended December 31, 2019, Compared to Fiscal Year Ended December 31, 2018

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase /
	2019		2018		(Decrease)
Tubes	6,870	94%	7,233	94%	(5%)
Others	424	6%	426	6%	(0%)
Total	7,294	100%	7,659	100%	(5%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase /
	2019	2018	(Decrease)
Seamless	2,600	2,694	(3%)
Welded	671	877	(23%)
Total	3,271	3,571	(8%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars
	For the year ended December 31,		Increase /
Net sales	2019	2018	(Decrease)
- North America	3,307	3,488	(5%)
- South America	1,240	1,284	(3%)
- Europe	641	628	2%
- Middle East & Africa	1,337	1,541	(13%)
- Asia Pacific	345	292	18%
Total net sales	6,870	7,233	(5%)
Operating income	755	777	(3%)
Operating income (% of sales)	11.0%	10.7%

Net sales of tubular products and services decreased 5% to $6,870 million in 2019, compared to $7,233 million in 2018, reflecting an 8% decline in volumes and a 4% increase in average selling prices. In North America, while sales were higher in Mexico, they declined in Canada and the United States reflecting lower drilling activity. In South America sales declined slightly reflecting a reduction in drilling activity in Argentina towards the end of the year. In Europe sales increased due to higher demand for offshore line pipe and OCTG with lower sales of mechanical pipes and line pipe for hydrocarbon process projects. In the Middle East & Africa, the acquisition of SSPC and an increase in sales in the Middle East outside of Saudi Arabia (where destocking took place) did not compensate for the drop in sales of offshore line pipe following the completion of deliveries for East Mediterranean gas development projects. In Asia Pacific, while sales increased in China, Indonesia and Australia, they declined in Thailand.

Operating income from tubular products and services, amounted to $755 million in 2019, compared to $777 million in 2018 (including $109 million one-off charge from higher amortization of intangibles).

Operating income during 2019 was negatively affected by lower shipment volumes after the completion of deliveries of offshore line pipe for East Mediterranean gas development projects.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase /
	2019	2018	(Decrease)
Net sales	424	426	(0%)
Operating income	77	95	(19%)
Operating income (% of sales)	18.2%	22.2%

Net sales of other products and services remained stable as lower sales of energy and excess raw materials and coiled tubing were compensated by higher sales of industrial equipment in Brazil and sucker rods.

Operating income from other products and services, decreased from $95 million in 2018 to $77 million in 2019, mainly due to the lower contribution from our sales of energy and excess raw materials and from our coiled tubing business.

Selling, general and administrative expenses or SG&A, decreased by $144 million in 2019 to $1,366 million in 2019, from $1,510 million in 2018 (in 2018 included a one-off higher amortization charge of $109 million). As a percentage of sales SG&A amounted to 18.7% in 2019 compared to 19.7% in 2018. Apart from the lower amortization and depreciation charge, SG&A declined mainly due to lower logistic costs and allowance for doubtful accounts partially compensated by higher services and fees, labor costs and taxes.

Financial results amounted to a gain of $19 million in 2019, compared to $37 million in 2018. The 2019 gain corresponds mainly to an FX gain of $28 million mainly related to the Argentine peso devaluation on peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $82 million in 2019, compared to $194 million in 2018. These results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charge amounted to $202 million in 2019 (24% over income before equity in earnings of non-consolidated companies and income tax), compared to $229 million in 2018 (25%).

Net income for continuing operations amounted to $731 million in 2019, compared with $874 million in 2018. The lower results reflect a worse operating environment and a reduction of $112 million in the contribution from our non-consolidated investments, mainly Ternium.

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

Net sales of other products and services increased 32% to $426 million in 2018, compared to $323 million in 2017, mainly due to higher sales of energy related products e.g., sucker rods and coiled tubing.

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

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2019	2018	2017

Net cash provided by (used in) operating activities	1,528	611	(22)
Net cash (used in) provided by investing activities	(40)	399	349
Net cash used in financing activities	(354)	(900)	(401)
Increase (decrease) in cash and cash equivalents	1,134	109	(74)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	427	330	399
Effect of exchange rate changes	(6)	(13)	6
Increase (decrease) in cash and cash equivalents	1,134	109	(74)
Cash and cash equivalents at the end of year (excluding overdrafts)	1,554	427	330

Cash and cash equivalents at the end of year (excluding overdrafts)	1,554	427	330
Bank overdrafts	0	2	0
Other current investments	210	488	1,192
Non-current investments	18	114	123
Derivatives hedging borrowings and investments	19	(6)	(33)
Current and non current borrowings	(822)	(539)	(966)
Net cash at the end of the year	980	485	647

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2019 cash flow provided by operating activities amounted to $1,528 million (including a decrease in working capital of $523 million), our capital expenditures amounted to $350 million and we paid dividends amounting to $484 million. At the end of the year we had a net cash position of $980 million, compared to $485 million at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the future twelve months and to address short-term changes in business conditions. For more information see Item 5.G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

We have a conservative approach to the management of our liquidity, which consists of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) Other Investments (fixed income securities, time deposits, and fund investments).

At December 31, 2019, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets compared to 7% at the end of 2018.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2019, and 2018, U.S. dollar denominated liquid assets represented 95% of total liquid financial assets.

Fiscal Year Ended December 31, 2019, Compared to Fiscal Year Ended December 31, 2018

Operating activities

Net cash provided by operations during 2019 was $1,528 million, compared to $611 million during 2018. This increase was mainly attributable to a $523 million decrease in working capital in 2019, while in 2018 the increase in working capital amounted to $738 million. The annual variation was mainly attributed to a decrease of $428 million in trade receivables, compared with an increase of $518 million in 2018. Additionally, during 2019 inventories decreased $311 million which compares with an increase in inventory of $176 million in 2018. For more information on cash flow disclosures and changes to working capital, see note 28 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $40 million in 2019, compared to a net cash provided by investing activities of $399 million in 2018. We reduced our financial investments by $390 million in 2019 compared to a reduction of $717 million in 2018. Additionally, during 2019 we spent $133 million in acquisition of subsidiaries.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $354 million in 2019, compared to $900 million in 2018.

During 2019 we had net proceeds from borrowings of $174 million, while in 2018 we had net repayments of borrowings of $413 million.

Dividends paid during 2019 and 2018 amounted to $484 million in each year.

Our total liabilities to total assets ratio was 0.18:1 as of December 31, 2019 and 0.17:1 as of December 31, 2018.

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

Investing activities

Net cash provided by investing activities was $399 million in 2018, compared to $349 million in 2017 (including the $328 million we collected from the sale of Republic Conduit). Capital expenditures decreased to $349 million from $558 million in 2017 declining following the startup of our greenfield seamless facility in Bay City, Texas at the end of 2017. Additionally, we reduced our financial investments by $717 million in 2018 compared to a reduction of $565 million in 2017.

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

Principal Sources of Funding

During 2019, we funded our operations with operating cash flows, bank financing and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2019 borrowings increased by $283 million to $822 million at December 31, 2019, from $539 million at December 31, 2018.

Borrowings consist mainly of bank loans. As of December 31, 2019, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 89% of total borrowings.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2019, 2018 and 2017:

Millions of U.S. dollars	2019	2018	2017

Bank borrowings	822	537	966
Bank overdrafts	0	2	0
Total borrowings	822	539	966

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.18% at December 31, 2019 and to 3.98% at December 31, 2018.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2019	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	781	17	24	–	–	–	822
Interest to be accrued (*)	11	1	0	–	–	–	13
Total	793	18	24	–	–	–	835

__________

(*)	Includes the effect of hedge accounting.

Our current borrowings to total borrowings ratio amounted to 0.95:1 as of December 31, 2019 and December 31, 2018. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $980 million at December 31, 2019, compared to $485 million at December 31, 2018.

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

Significant Borrowings

Our most significant borrowings as of December 31, 2019 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2019	Tamsa	Bank loans	621	2020
2019	Siderca	Bank loans	60	2020

As of December 31, 2019, Tenaris was in compliance with all of its covenants under its significant borrowings, including financial covenants on leverage ratio.

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices were traditionally established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the USA becomes a relevant source of LNG, LNG prices are now being set increasingly in relation to gas prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil-and-gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC. Many of our customers are state-owned companies in member countries of OPEC. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. On the demand side, economic conditions and the level of oil inventories in the leading industrial nations of the world, and more recently China, which constitute the largest oil consuming nations, also play a significant role in oil prices.

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

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014 as the rate of U.S. production increase began to exceed the increase in global demand and OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. As a consequence, prices reached levels below $30 per barrel in January 2016. Prices then recovered to around $80 per barrel during 2018 once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. By this time, OPEC and other producers had lifted their production cuts and U.S. oil production was increasing at a rate greater than the increase in global demand. Oil prices declined 40% in the fourth quarter of 2018 before partially recovering in 2019. In the first quarter of 2020, the COVID-19 pandemic has affected global oil demand. In addition, agreements between OPEC member countries and other producers (principally Russia) to cut production levels fell apart. Consequently, oil prices have collapsed to historically low levels.

The 2014 collapse in oil prices led oil and gas operators to substantially reduce their exploration and production investments to a level which is currently around 60% of the average of the 2012-14 period and this, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who have been very successful in reducing production costs in their shale plays, increased investments in response to more favorable market conditions, and U.S. operators continued to do so in 2018. However, in 2019 and during the first quarter of 2020, operators have been reducing investment in the shales as they reacted to financial market pressures in order to achieve positive cash flow returns. With the collapse of oil prices in March 2020 and continuing financial market pressures, we are likely to see further substantial reductions in their investments.

Since the development of the Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades. Over the past three years, average prices have fluctuated in the range of $2.00-3.00 per million BTU, significantly below prices in many other major gas-consuming regions. For several years, production increases, primarily from productive shale gas deposits, have exceeded demand increases, reducing the need for imports, to the extent that, in 2017, the U.S. became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. With continuing investments in LNG export facilities, the U.S. has become a major global LNG exporter. More recently, North American gas prices have fallen below $2 per million BTU as global demand growth for LNG has been affected by warmer northern hemisphere weather and the COVID-19 pandemic.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a recovery which ended at the end of 2018. Drilling activity declined throughout 2019 in response to a fall in oil prices at the end of 2018 and financial market pressures to produce positive cash flow returns. Despite lower prices, production levels today are higher than before the 2014 collapse in oil prices but rig counts are around less than 50% of the levels they reached in 2014, reflecting the strong productivity gains made by the U.S. oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014, continued to decline during 2015, 2016 and 2017 before beginning a gradual recovery in the second half of 2018. Although drilling activity in the Middle East has remained relatively stable, drilling in Latin America and offshore drilling declined significantly, but began to recover in 2019, although drilling in Argentina declined sharply in the last quarter of 2019, in response to uncertainty about the policies that the new Argentine government would implement in respect of investments in the Vaca Muerta shale resource.

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy could limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend could accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions are implemented around the world.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, International (worldwide other than the United States and Canada and excluding Iran, Sudan, onshore China, Russia and Syria) and Worldwide, as published by Baker Hughes, for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2019	2018	2017	2016	2015
International (*)	1,098	988	948	955	1,167
Canada	134	191	207	128	193
United States	943	1,032	875	510	977
Worldwide	2,175	2,211	2,029	1,593	2,337

__________

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2019	2018	2017	2016
International (*)	11%	4%	(1%)	(18%)
Canada	(30%)	(7%)	62%	(34%)
United States	(9%)	18%	72%	(48%)
Worldwide	(2%)	9%	27%	(32%)

__________

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, the Company reported the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

•	On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2019 amounts to $9.8 million.

•	Tenaris issued a corporate guarantee covering 22% of the outstanding value of natural gas transportation capacity agreements entered into by Techgen with Kinder Morgan Gas Natural de Mexico S. de R.L. de C.V., and Kinder Morgan Texas Pipeline LLC for a natural gas purchasing capacity of 150,000 million BTU per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2019, our exposure under the guarantee in connection with these agreements amounted to $51.9 million and $0.9 million respectively.

•	SSPC issued corporate guarantees to secure repayment of loan agreements entered into by Global Pipe Company (“GPC”), a Saudi line pipe producer, with Saudi Investment Development Fund, Saudi British Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. SSPC currently owns 35% of the share capital of GPC. As of December 31, 2019, SSPC’s exposure under the guarantees amounted to $131.7 million.

In addition, we have various off-balance sheet commitments, as described in note 25 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and guarantees” to our audited consolidated financial statements included in this annual report.

F.	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2019, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars
At December 31, 2019	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	781	17	24	–	–	–	822
Interests to be accrued (*)	11	1	0	–	–	–	13
Purchase commitments (**)	125	46	46	10	10	52	289
Lease Liabilities	38	31	28	22	19	92	230
Total contractual obligations and commitments	956	96	98	32	29	144	1,354

_________

(*)	Includes the effect of hedge accounting.
(**)	Only includes material commitments.

Purchase commitments as of December 31, 2019, disclosed in the table above, consist of a commitment to purchase steel bars in the US amounting to $107.1 million (that became effective in January 2020), a commitment to purchase iron ore in Argentina amounting to $33.6 million; a contract for the service of natural gas transportation in Argentina for an aggregate amount of $27.4 million; a contract for the service of oxygen and nitrogen supply amounting to $53.7 million, contracts for the supply of graphite electrodes amounting to $26.8 million, a rail transportation contract in Canada amounting to $18.9 million, and a contract for the supply of argon gas in Mexico amounting to $21.2 million.

In addition, a Tenaris subsidiary entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris subsidiary will benefit from the proceeds of such sale.

For more information on our purchase commitments as of December 31, 2019, see note 25 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and guarantees” to our audited consolidated financial statements included in this annual report.

G.	Recent Developments

Acquisition of IPSCO Tubulars, Inc.

a)	Acquisition

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO Tubulars, Inc. (“IPSCO”), a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price is subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On March 16, 2020, Tenaris delivered, for TMK’s review, a closing statement prepared in accordance with the acquisition agreement, including Tenaris’s calculation of the closing price based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. In case of disagreement, the parties are expected to engage in good-faith negotiations to solve any discrepancies. If the parties cannot resolve the disputed amounts, the discrepancies must be submitted to and resolved by an independent accounting firm.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand, however, all of IPSCO’s facilities are currently temporarily closed until market conditions improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) whereby, effective on January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in the United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of the MDA for an additional 12-month period. Under the MDA, Tenaris is required to purchase minimum annual volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. As of March 31, 2020, Tenaris’s commitment under the MDA totaled approximately $512 million. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market Tenaris and TMK are engaging in good faith discussions to try and identify mutually satisfactory accommodations under the MDA to minimize the negative impact of the crisis on both parties.

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020.

The acquired business contributed revenues for $105 million with a minor contribution to Tenaris’s margin for the period starting January 2, 2020 and ending March 31, 2020.

b)	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, including estimates and assumptions concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over property, plant and equipment, intangible assets) during the twelve months following the acquisition date.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	506
Intangible assets	170
Working capital	144
Cash and Cash Equivalents	4
Other assets	46
Borrowings	(53)
Provisions	(27)
Other liabilities	(77)
Deferred tax liabilities	(3)
Net assets acquired	710

Tenaris acquired total assets and liabilities shown above, for approximately $1,067 million. As a result of the acquisition, the Company recognized goodwill for approximately $357 million. The goodwill is not expected to be deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities. The goodwill has been allocated to the Tubes segment. After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the management has decided to impair the goodwill mentioned above.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see Item 8. A. “Consolidated and Other Financial Information – Legal Proceedings”.

For more information on impairment testing, see Item 5 “Operating and Financial Review and Prospects - Critical Accounting Estimates - Impairment and recoverability of goodwill and other assets”.

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, a situation of acute oversupply remains, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. It is not known how long it will take for oil and gas demand to recover or achieve a more balanced position between supply and demand. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

Status of our operations

We are adjusting our operations on a country-by-country basis to comply with applicable rules and requirements and adapt to this new, rapidly evolving scenario. As of the date of this annual report, this is the status of our facilities:

•	In China, we are again fully operational, after several weeks of interruption and an extraordinary combined effort of our people and of our community.

•	In Italy, production was greatly reduced; although our Dalmine facility was used exclusively for the manufacturing of oxygen tanks to aid local hospitals and health centers for a limited period of time, currently the facility is gradually resuming normal operations. In Argentina, Colombia, Mexico and Saudi Arabia, Tenaris decreased its activity following the imposition of mandatory lockdowns, and our plants in these countries are currently operating at reduced levels. Although the lockdowns or restrictions to operate in these countries are expected to end or be relaxed in the next few weeks, these could be extended and/or made more stringent if so decided by the appropriate authorities as the circumstances could require.

•	In the United States, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been or will be temporarily closed until market conditions improve. In addition, Tenaris is in the process of performing employee reductions and adjusting production levels at its other facilities in line with market demand.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of this annual report, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Risks associated with the COVID-19 pandemic and the oil & gas crisis

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

Without limiting the generality of the risks described in Item 3. “Key Information —D. Risk Factors—Risks Relating to our Industry”, the COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil or gas demand may fail to recover or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris is working on a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•	Adjusting the level of our operations and workforce around the world, including through the temporary closure of certain U.S. facilities or production lines, as indicated above;

•	Introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	Downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•	Reducing capital expenditures and R&D expenses for approximately $150 million when compared to 2019 levels;

•	Reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	Increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, the board of directors resolved to propose, for approval by the Annual Shareholders Meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of this annual report, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $271 million as of the end of March 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions. For more information on liquidity and capital resources, see “—B. Liquidity and Capital Resources - Principal Sources of Funding”.

Impairment of certain assets and other accounting implications

In accordance with IFRS, management must test for impairment all of Tenaris’s assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets subject to testing include goodwill, intangible assets, investments in non-consolidated companies, long-lived assets and right-of-use assets. In addition, management must test goodwill for impairment at least once a year whether or not there are indicators of impairment.

As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for its U.S. operations, Tenaris recorded impairment charges as of March 31, 2020, in the carrying values of goodwill and other asset values at the cash-generating units OCTG USA (Maverick), IPSCO, Rods USA and Coiled Tubing, for an aggregate amount of approximately $622 million.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

Closure of facilities at JFE’s Keihin steel complex

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE. Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease, as from JFE’s fiscal year ending March 2024, the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

Annual Dividend Proposal

On April 29, 2020, the Company’s board of directors resolved to propose, for approval by the annual shareholders meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019. For a discussion of the rationale behind the dividend proposal, see Item 5G. “Operating and Financial Review and Prospects –Recent Developments - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2019, the Company’s board of directors met ten times. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the Chairman is entitled to cast the deciding vote.

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

The Company’s articles of association provide that the board of directors of the Company may within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out its decisions and to provide day-to-day management (except for approval of material transactions with related parties, which may not be delegated and shall be approved by the board of directors prior opinion of the audit committee), (b) confer to one or more persons, whether or not members of board of directors the powers deemed to be appropriate for the general technical administrative and commercial management of the Company, (c) constitute an audit committee formed by directors, determining its function and authority, and (d) constitute any other committee, whose members may or may not be members of the board of directors and determine their functions and authority. On May 6, 2019, the board of directors appointed the Company’s chief executive as administrateur délégué and delegated to him the power to manage the Company’s affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters.

On May 6, 2019, the Company’s annual general shareholders’ meeting re-elected Roberto Bonatti, Carlos Condorelli, Germán Curá, Roberto Monti, Gianfelice Mario Rocca, Paolo Rocca, Jaime José Serra Puche, Yves Speeckaert, Mónica Tiuba, Amadeo Vázquez y Vázquez and Guillermo Vogel, as members of its board of directors to serve until the next annual shareholders’ meeting. The board of directors subsequently reappointed Paolo Rocca as chairman and chief executive officer and Guillermo Vogel and Germán Curá as vice-chairmen of the Company. The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2019

Mr. Roberto Bonatti (1)	Director	President of San Faustin	17	70
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	13	68
Mr. Germán Curá	Director	Director and Vice Chairman of the Board of Tenaris	2	57
Mr. Roberto Monti	Director	Director of Tenaris	15	80
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	17	71
Mr. Paolo Rocca (1)	Director	Chairman and Chief Executive Officer of Tenaris	18	67
Mr. Jaime José Serra Puche	Director	Chairman of SAI Derecho & Economia	17	68
Mr. Yves Speeckaert	Director	Director of Tenaris	3	59
Ms. Mónica Tiuba	Director	Director of Tenaris	2	41
Mr. Amadeo Vázquez y Vázquez	Director	Director of Tenaris	17	77
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Board of Tenaris	17	69

__________

(1)	Paolo Rocca and Gianfelice Mario Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Mario Rocca’s first cousin.

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

Roberto Monti. Mr. Monti is a member of the Company’s board of directors and of its audit committee. He has served as vice president of exploration and production of Repsol YPF and as chairman and Chief Executive Officer of YPF. He was a member of the board of directors of YPF until December 2019. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger wire & testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is Chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is member of the board of Bocconi University, of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of the European Round Table of Industrialists (“ERT”). Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and vice president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Derecho & Economia, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, and chairman of the board of BBVA Bancomer. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He served as director of KPMG Consulting in London, United Kingdom and Sao Paulo, Brazil, where he led various high-profile engagements in the telecom, energy and agri-business industries. He was also director of structured finance of Banca Intesa-Sanpaolo (London). Since 2010 he is a Luxembourg-based independent director of regulated investment funds (mostly private equity, RE, and UCITS funds, as well as impact funds) and he is a member of the board of directors of several industrial holdings. He is also active in carbon offsetting and climate change mitigation strategies with funds, governments and corporations particularly as related to Corporate Environmental and Social Responsibility (ESR). He is a member of the Luxembourg Institute of Administrators (ILA). He holds an MBA from the University of California at Berkeley and a B.A in Philosophy from the University of Louvain and is a contributing and active member of the Alumni association of UC Berkeley. Mr. Speeckaert is a Belgian citizen.

Mónica Tiuba. Ms. Tiuba is a member of the Company’s board of directors and of the audit committee. She is a Brazilian qualified lawyer and accountant with over 17 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She holds a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and the chairman of its audit committee. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He is a business consultant and previously served as Chief Executive Officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, Chairman of the board of directors of Telecom Argentina S.A. until April 2007 and independent alternate director of Gas Natural Ban, S.A, of Grupo Gas Natural Fenosa until April 2018. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He is the chairman of Grupo Collado and Exportaciones IM Promoción, and served as president of Canacero until April 16, 2018. Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Alfa, Banco Santander (México) S.A, the Universidad Panamericana – IPADE, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

At the next annual general shareholders’ meeting, it will be proposed that the number of directors be increased to twelve, that all of the current members of the board of directors be reappointed, and that Mr. Simon Ayat be newly appointed to the board of directors, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2020 annual accounts. Below you will find Mr. Ayat’s biographical information.

Simon Ayat. Mr. Ayat served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020. He is currently a senior strategic advisor to the chief executive officer of Schlumberger. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, Geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Eurasia Drilling Company, the largest provider of drilling services in Russia. He is a French and Lebanese citizen.

Board members Monti, Serra Puche, Speeckaert, Tiuba, Vázquez y Vázquez qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and board members Messrs. Monti, Serra Puche, Speeckaert, Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association. If appointed by the next annual general meeting of shareholders, Mr. Ayat would also qualify as independent director for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

Directors’ Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under the Luxembourg law of August 10, 1915 on commercial companies, as amended, (the “Luxembourg Company Law”), directors may be liable to the Company in accordance with the general law for the execution of their mandate and for any misconduct in the management of the Company’s affairs. Directors are jointly and severally liable towards either the Company or any third parties from damages resulting from the violation of the Luxembourg Company Law or the Company’s articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.

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

An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided upon discharge of such directors or members, owned voting securities representing at least ten per cent of the votes attaching to all such securities.

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

Under Luxembourg law, unless the decision of the board of directors relates to ordinary business entered into under normal conditions, any director having a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the board of directors, must advise the board thereof and cause a record of her/his statement to be included in the minutes of the meeting and may not take part in the deliberations. At the next following general meeting, before any other resolution is put to vote, a special report must be made on any transactions in which any of the directors may have had an interest conflicting with that of the Company.

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

The shareholders’ meeting held on May 6, 2019, re-appointed PwC Luxembourg as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2019. At the next annual general shareholders’ meeting, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2020.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2019

Mr. Paolo Rocca	Chairman and Chief Executive Officer	67
Ms. Alicia Móndolo	Chief Financial Officer	61
Mr. Antonio Caprera	Chief Industrial Officer	59
Mr. Gabriel Casanova	Chief Supply Chain Officer	61
Mr. Alejandro Lammertyn	Chief Digital and Planning Officer	54
Ms. Paola Mazzoleni	Chief Human Resources Officer	43
Mr. Marcelo Ramos	Chief Technology Officer	56
Mr. Vicente Manjarrez	President, Andean	41
Mr. Luca Zanotti	President, United States	52
Mr. Sergio de la Maza	President, Mexico	63
Mr. Ricardo Prosperi	President, Canada	57
Mr. Renato Catallini	President, Brazil	53
Mr. Javier Martínez Alvarez	President, Southern Cone	53
Mr. Gabriel Podskubka	President, Eastern Hemisphere	46
Mr. Michele Della Briotta	President, Europe	47

__________

Effective as of August 5, 2019, Alicia Móndolo was appointed Chief Financial Officer replacing Edgardo Carlos, who resigned from the Company.

Effective as of September 1, 2019, Guillermo G. Moreno ceased to act as President, Canada assuming new responsibilities in the Company and was replaced by Ricardo Prosperi, and Vicente Majarrez was appointed President, Andean replacing Ricardo Prosperi.

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and vice president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Alicia Móndolo. Ms. Móndolo currently serves as our Chief Financial Officer, a position she assumed in August 2019. Ms. Móndolo joined the Techint Group in 1984 and has more than 35 years of experience in accounting and reporting, audit and finance. From 2010 to 2016, she served as Chief Audit Executive of Tenaris. Previously and from 2016 to 2019, she served as financial officer in several companies in the Techint Group. Ms. Móndolo is an Argentine and Italian citizen.

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

Vicente Manjarrez. Mr. Manjarrez is currently president of our operations in the Andean Region, Central America and the Caribbean, based in Colombia. He began his career at our Tamsa mill in Veracruz, Mexico in 2003 as part of the maintenance team and eventually adopted a leading role in the expansion of the plant in 2009 as manager of the new rolling mill. In 2015 he moved to Romania to lead the technical sales team before returning to Colombia to take on the role of senior commercial director in 2017. Mr. Manjarrez is a Mexican citizen.

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

Ricardo Prosperi. Mr. Prosperi currently serves as president of our operations in Canada. He joined the Techint Group in 1985, working in the Siderar planning department. From 1985 to 1998, Mr. Prosperi held several positions in Siderar before becoming the exports general manager of Sidor. He later went on to be the commercial director in Siderar. After a period as president of Ternium Sidor in Venezuela and then International Area Manager for Ternium, he joined Tenaris in 2010, where he has served as president of our operations in the Andean Region, Central America and the Caribbean, based in Colombia. Mr. Prosperi is an Argentine citizen.

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

The compensation payable to the members of the Company’s board of directors for their performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 6, 2019 approved the compensation paid to directors for the performance of their duties during the fiscal year 2019, and resolved that (i) each director receive a fixed compensation for an amount of $115,000; (ii) each director who is also a member of the Company’s audit committee receives an additional fee of $55,000 and; (iii) the chairman of the Company’s audit committee receives an additional fee of $10,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2019 and no long-term incentive or pension plan is available to directors.

The compensation paid to the Company’s managing director or chief executive officer is determined by the board of directors. The cash compensation paid or payable to chief executive officer for the performance of his duties during the year 2019 amounts to $7 million, of which $3 million corresponds to fixed compensation and $4 million corresponds to variable compensation. No long-term incentive or pension plan is awarded to the chief executive officer.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2019 amounted to $33.7 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, senior managers received for the year 2019, 468,558 units for a total amount of $4.8 million in connection with the Employee retention and long-term incentive program described in note O (3) “Employee benefits - Other long term benefits” to our audited consolidated financial statements included in this annual report.

The Luxembourg Parliament enacted the Luxembourg Law of August 1, 2019 (amending the Luxembourg Law of May 24, 2011) (the “Shareholders’ Rights Law”) on the exercise of certain rights of shareholders in general meetings of listed companies, which transposes EU Directive 2017/828 of the European Parliament and of the Council of May 17, 2017 (amending Directive 2007/36/EC) regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union. In compliance with the Shareholders’ Rights Law, the Company’s board of directors must approve a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer and a Compensation Report describing the compensation paid to directors and the chief executive officer for the performance of their duties during the year ended December 31, 2019. In accordance with the Shareholders’ Rights Law, once approved by the Company’s board of directors, the Compensation Policy and the 2019 Compensation Report will be made available on the Company’s website and will be submitted to the non-binding vote of the shareholders at the next general meeting of shareholders of the Company to be held on June 2, 2020.

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

The audit committee of the Company’s board of directors currently consists of four members: Roberto Monti, Jaime José Serra Puche, Mónica Tiuba and Amadeo Vázquez y Vázquez, who were appointed to the audit committee by the Company´s board of directors on May 6, 2019. All of them qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and Messrs. Monti, Serra Puche and Vázquez y Vázquez also qualify as independent directors under the Company’s articles of association. The board of directors of the Company has determined that Ms. Tiuba is competent in accounting and auditing matters. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions.

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

In addition, the audit committee is required by the Company’s articles of association to review “material transactions”, as such term is defined under the Company’s articles of association and audit committee’s charter, between the Company or its subsidiaries and “related parties”, as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee is only required to review transactions entered into by those subsidiaries whose boards of directors do not have independent members.

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

A “related party” is, in relation to the Company or its direct or indirect subsidiaries, any of the following persons: (i) a member of the board of directors of the Company or of the board of directors or other governing body of any of the Company’s subsidiaries; (ii) any company or person that controls directly or indirectly the Company or is a member of the board of directors or other governing body of an entity that controls directly or indirectly the Company; (iii) any entity that directly or indirectly controls or is under common control with the Company (other than the Company’s subsidiaries); (iv) any entity directly or indirectly controlled by any member of the board of directors of the Company, or of the board of directors or other governing body of any subsidiary of the Company; and (v) any spouses, parents, siblings or relatives up to the third degree of, and any person that shares a home with, any person referred to in (i) or (ii).

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

In addition, the Company has established at management-level a critical risk committee (“CRC”) that assists the Company’s board of directors, the audit committee and the Chief Executive Officer with the oversight of risks to which Tenaris is exposed and in the monitoring and review of the risk management framework and processes, with a focus on those risks deemed to be critical. In the performance of its functions, the critical risk committee facilitates the identification and assessment of critical risks (including cybersecurity, environmental, health and safety, product liability, intellectual property, financial reporting and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee periodically reports to the board of directors, the audit committee and the Chief Executive Officer on its activities.

More recently, the CRC has focused its attention on the main actions and mitigation plans to tackle the consequences of the global coronavirus pandemic and ensure business continuity. It is also focusing on the financial impact on the company of a collapse in demand for its products, including the cancellation of existing orders, following the collapse in oil prices in the wake of the coronavirus pandemic.

D.	Employees

The following table shows the number of persons employed by Tenaris as of December 31:

	2019	2018	2017

Argentina	5,405	5,427	5,221
Mexico	5,370	5,595	5,139
USA	2,255	2,382	1,953
Italy	2,144	2,155	2,088
Romania	1,815	1,852	1,870
Brazil	1,360	1,287	1,382
Colombia	1,040	1,082	1,003
Canada	772	1,030	919
Indonesia	616	554	506
Japan	400	399	410
Other Countries	2,023	1,204	1,114
	23,200	22,967	21,605

The number of our employees remained substantially stable in 2019 in comparison with 2018. Our labor costs worldwide related to continuing operations increased 2%.

Approximately 60% of our employees are unionized. In all the countries we have presence, we operate in full respect of the institutional rules and local norms, generating recognized agreements among all the parties involved. We forge our relations with the unions based on the premise of an open dialogue and a rich interchange of proposals.

In 2017, 2018 and 2019, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union, but the activities in our plant remain normal. Such internal dispute is ongoing and we cannot assure it will not cause further disruptions in our Mexican operations.

With the acquisition of IPSCO Tubulars in 2020, for the first time Tenaris will be managing a unionized environment in the United States in some of the new added facilities.

E.	Share Ownership

To our knowledge, the total number of shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report was 921,603, which represents 0.08% of our outstanding shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held

Guillermo Vogel	850,446
Carlos Condorelli	67,211
Gabriel Podskubka	3,946
Total	921,603

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table shows the beneficial ownership of our securities (in the form of shares or ADSs) by (1) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s share capital), non-affiliated public shareholders, and (2) the Company’s directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group	921,603	0.08%
Public	466,010,040	39.47%
Total	1,180,536,830	100.00%

__________

(1)	San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l. The private foundation located in the Netherlands RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

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

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a later date result in a change of control of the Company.

B.	Related Party Transactions

Tenaris is a party to several related party transactions as described in Note 30 “Related party transactions” to our Consolidated Financial Statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

•	Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $51 million in 2019, $102 million in 2018 and $120 million in 2017.

•	Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $20 million in 2019, $38 million in 2018 and $43 million in 2017.

•	Purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $4 million in 2019 and $2 million in 2018.

In the ordinary course of business, we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $59 million in 2019, $68 million in 2018 and $43 million in 2017.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

•	Sales of ferrous scrap, and other raw materials, which amounted to $17 million in 2019, $11 million in 2018 and $26 million in 2017.

•	Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $1 million in 2019, $13 million in 2018 and $11 million in 2017. On January 29, 2019, the electric power generation facility was shut down.

Purchase Agency Services and Sales of Materials

Exiros B.V. (“Exiros”), in which we have 50% share ownership and Ternium has the remaining 50% share ownership, provides purchase agency services and raw materials and other products to Tecpetrol and other companies controlled by San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ total sales to companies controlled by San Faustin totaled $16 million in 2019 and $16 million in 2018.

Supply of Electric Energy

Techgen, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Techgen became fully operational on December 1, 2016. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Techgen sells to third parties on behalf of Tenaris the unused electricity that Tenaris purchased from Techgen.

Techgen net sales of electricity to Tenaris amounted to $40 million in 2019, $36 million in 2018 and $29 million in 2017.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN, Litoral Gas and Energy Consulting Services relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN, a company in which San Faustin has joint control since October 2019, operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, Litoral Gas is a company that holds the regional license for gas and distribution in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. Energy Consulting Services is a company engaged in energy and management consulting, representing one of the major natural gas traders in Argentina. San Faustin holds significant but non-controlling interests in Litoral Gas and Energy Consulting Services and also held significant but non-controlling interests in TGN until October 2019.

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $49 million in 2019, $95 million in 2018 and $7 million in 2017.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $4 million in 2019, $8 million in 2018 and $3 million in 2017.

Litoral Gas’s sales to Tenaris totaled $1 million in 2019, $3 million in 2018 and $5 million in 2017.

Energy Consulting Services’s sales to Tenaris totaled $2 million in 2018 and $7 million in 2017.

Provision of Engineering and Labor Services

Tenaris contracts with certain companies controlled by San Faustin specialized in supplying engineering services and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $47 million in 2019, $33 million in 2018 and $40 million in 2017.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $66 million in 2019, $129 million in 2018 and $95 million in 2017.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million per year in 2019, 2018 and 2017.

Administrative Services, Legal and Other Support Services

Finma S.A. (“Finma”), Arhsa S.A. (“Arhsa”) and Techinst S.A. (“Techinst”) a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative, and legal support services to San Faustin’s affiliates in Argentina, including Tenaris. During 2018, Arhsa merged with Finma, with Finma continuing to render the services previously provided by Arhsa. Fees accrued for these services amounted to $9 million in 2019, $10 million in 2018 and $12 million in 2017.

Loans to Related Parties

Tenaris financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding principal amount of loans to Techgen as of December 31, 2019 amounted to $58 million, as of December 31, 2018 amounted to $99 million, and as of December 31, 2017 amounted to $93 million. These loans generated interest gains in favor of Tenaris in an amount of $4 million in 2019, $5 million in 2018 and $4 million in 2017.

Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $2 million in 2019, $9 million in 2018 and $3 million in 2017.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

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

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

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

Material Legal Proceedings

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2019. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

CSN claims relating to the January 2012 acquisition of Usiminas’ shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

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

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

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

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $21.6 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL62.9 million (approximately $15.6 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL54.0 million (approximately $13.4 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petrobras and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, a new phase of which is presently ongoing, and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Company’s audit committee engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutor office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Mario Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the board of directors that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the board of directors has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the board of directors.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and chief executive officer Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and chief executive officer and Tenaris’s former chief financial officer. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL29.8 million (approximately $7.4 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.8 million (approximately $14.1 million). At this stage, the Company cannot predict the outcome of this claim.

U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. Trial is set for August of 2021. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential losses that may result from resolution of this claim.

Tax assessment from Italian tax authorities

Tenaris’s Italian subsidiary Dalmine received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2019, the claim amounted to approximately EUR25 million (approximately $28 million), comprising EUR20.7 million (approximately $23.2 million) in principal and EUR4.3 million (approximately $4.8 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2019, these additional claims would amount to approximately EUR10.3 million (approximately $11.6 million), comprising EUR8.1 million (approximately $9.1 million) in principal and EUR2.2 million (approximately $2.5 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. Based on the counsel’s advice, Tenaris believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

IPSCO product liability claims

Tenaris’s recently acquired U.S. subsidiary, IPSCO Tubulars Inc, or its subsidiaries are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $26.6 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

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

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend		Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 6, 2015	531	0.45	0.90	November 2014	May 2015
May 4, 2016	531	0.45	0.90	November 2015	May 2016
May 3, 2017	484	0.41	0.82	November 2016	May 2017
May 2, 2018	484	0.41	0.82	November 2017	May 2018
May 6, 2019	484	0.41	0.82	November 2018	May 2019

On April 29, 2020 the board of directors announced the proposals to be submitted to the consideration of the Annual General Shareholders’ meeting, including its proposal on dividends. For more information, see “Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

B.	Significant Changes

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The shares are listed on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS”. Until October 11, 2019, the Company’s shares were also listed on the Buenos Aires Stock Exchange. The shares are also listed on the Italian Stock Exchange under the symbol “TEN” Trading on the NYSE and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of March 31, 2020, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of March 31, 2020, a total of 156,288,900 shares were registered in the name of the depositary for the Company’s ADR program.

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

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares having a nominal value of USD1.00 per share. There were 1,180,536,830 shares issued as of the date of this annual report. All issued shares are fully paid.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of available reserves, at such time and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any pre-emptive subscription rights provided for by law and related procedures. Although the validity period of such authorization will expire on June 5, 2020, the board of directors has convened an extraordinary meeting of shareholders to be held on June 2, 2020, which will consider the renewal of such authorization for an additional five-year period. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

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

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On April 29, 2020 the board of directors announced the proposals to be submitted to the consideration of the Annual General Shareholders’ meeting, including its proposal on dividends. For more information, see “Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

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

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. For further information see Item 3.D. “Key Information – Risk Factors – Risks Relating to the Structure of the Company – As a holding company, the Company’s ability to pay cash dividends depends on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2019, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Unless otherwise provided by applicable law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least half of the share capital is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be convened in accordance with the Company’s articles of association and applicable law and such second extraordinary general shareholders’ meeting shall validly deliberate regardless of the number of shares represented. In both cases, the Luxembourg Company Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares validly cast at the meeting. In the case of a vacancy occurring in the board of directors, the remaining directors shall have the right to temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director.

The next Company’s annual general shareholders’ meeting, that will consider, among other things our Consolidated Financial Statements and Annual Accounts included in this report, will take place in the Company’s registered office in Luxembourg, on Tuesday, June 2, 2020, at 3:00 P.M. Central European time, Luxembourg time. A general extraordinary shareholders’ meeting will be held on the same date, immediately after the adjournment of the annual general shareholders’ meeting, to decide on the renewal for a five-year period of the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval.

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice. The rights of the shareholders attending the meetings are governed by Shareholders’ Rights Law.

Holders of shares deposited in fungible securities accounts have the same rights and obligations as holders of shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must submit, prior to the relevant meeting, reasonably satisfactory evidence to the Company as to the number of shares held on the applicable record date for such meeting. For as long as the shares or the other securities of the Company are listed on a regulated market within the European Union, participation in a shareholders’ general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day midnight central European time prior to the meeting (unless otherwise provided for by applicable law).

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

The notice to the annual general shareholders meeting and to the general extraordinary shareholders meeting to be held on June 2, 2020, and the Shareholder Meeting Brochure and Proxy Statement for the meetings, describing the procedures for voting at the meetings applicable to holders of ADRs will be made available on the Company’s website at www.tenaris.com/investors in accordance with applicable rules and regulations, and will be timely filed by the Company in a report of foreign issuer on Form 6-K.

Access to Corporate Records

Luxembourg law and the Company’s articles of association do not generally provide for shareholder access to corporate records. Shareholders may inspect the annual accounts and auditors’ reports at our registered office during the fifteen-day period prior to a general shareholders’ meeting.

Appraisal Rights

In the event the Company’s shareholders approve:

•	the delisting of the shares from all stock exchanges where the shares are listed at that time,

•	a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges),

•	a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets,

•	an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose,

•	the relocation of the Company’s domicile outside of the Grand Duchy of Luxembourg, or

•	amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders.

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

The ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholders and the amount paid on each share in the Company’s share register. In addition, the Company’s shares may be held through fungible securities accounts with financial institutions or other professional depositaries.

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

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on May 6, 2015, by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase shares of the Company, including shares represented by ADSs.

Limitation on Securities Ownership

There are no limitations currently imposed by Luxembourg law or the articles of association on the rights of the Company’s non-resident or foreign shareholders to hold or vote the Company’s shares.

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

Many of the countries which are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include mainly Argentina, Brazil, Indonesia, Mexico, Nigeria and Romania.

Specifically and regarding Argentina, the Argentine peso was subject to a devaluation of approximately 59% during 2019. In addition, starting September 1, 2019, the government imposed certain restrictions on foreign exchange transactions, including the obligation to sell into the Argentine foreign exchange market any proceeds derived from exports of goods within a period of 60 days from export to related parties, and within 180 days from export to third parties. As for service-related exports, foreign currency proceeds must be converted into Argentine pesos within 5 days of collection. Other restrictions related to foreign exchange transactions include the obligation to obtain previous authorization from the Argentine Central Bank to access the foreign exchange market to make payments of imports of services from related parties (including royalties). Central Bank’s authorizations are granted on a very restricted basis. There are currently no restrictions to make payments for goods imports.

As for capital flows, there are no restrictions for payments of debt-service to foreign creditors as long as funds disbursed had been previously transferred to Argentina through the foreign exchange market and converted into Argentine pesos. As from January 17, 2020, investors making new capital contributions to local companies do not require Central Bank approval to access the foreign exchange market to pay dividends for an amount not exceeding 30% of the investment. Access to the foreign exchange market to make any other dividend payment requires prior authorization from the Central Bank. Central Bank’s authorizations are granted on a very restricted basis.

Purchase and/or transfer of foreign currency for investment and saving purposes is limited to minimal monthly sums. In addition, such purchases as well as credit card payments abroad are subject to a 30% surcharge.

As of December 31, 2019 approximately 8% of Tenaris’s consolidated net assets were located in Argentina.

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

The following discussion of the material Luxembourg and U.S. federal income tax consequences of an investment in our shares and ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our shares or ADSs, including the tax consequences under U.S. state and local tax laws.

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

Corporate Reorganization

The Company was established as a Luxembourg société anonyme holding under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate income tax, Luxembourg municipal business tax, Luxembourg net wealth tax and Luxembourg withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes, (including, among others, Luxembourg corporate income tax on its worldwide income).

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

Following the completion of the first phase of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve in its tax balance sheet. Dividend distributions for the foreseeable future will be charged to the special reserve and therefore should not be subject to Luxembourg withholding tax.

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2019). Within the six-month period, progressive income tax rates apply (ranging from 0 to 42%1 in 2019).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains, realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 24.94% for the fiscal year ending 2019. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

____________________________

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

Nevertheless, no withholding tax applies if the distribution is made to (as far as relevant in the case at hand):

•	a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law),

•	an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the EU Council Directive of November 30, 2011 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law),

•	a capital company or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law,

•	a capital company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption,

•	an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a double tax treaty with Luxembourg, and

•	a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds or commits to hold directly (or through a company regarded as tax transparent from a Luxembourg tax perspective), during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1,200,000.

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

Net wealth tax is levied annually at the rate of 0.5% for taxable net wealth not exceeding EUR 500,000,000 and at a rate of 0.05% for the net wealth exceeding EUR 500,000,000, of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

A minimum net wealth tax charge applies as of January 1, 2016 for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares or ADSs held unless the shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Luxembourg Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

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

Additional U.S. Federal Income Tax Considerations

PFIC rules. Based on the Company’s current and expected income and assets, we believe that the shares or ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Furthermore, if you are a U.S. holder, unless you are permitted to elect and you do elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, upon sale or disposition of your shares or ADSs, you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income and subject to the excess distribution regime described above.

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

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applied to foreign private issuers. Because the Company is a foreign private issuer, the SEC’s rules do not require it to deliver proxy statements or to file quarterly reports. In addition, the Company’s “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements according to IFRS. The Company’s annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of that information in Luxembourg or any other jurisdiction in which the Company’s securities are listed, and the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the fiscal year on December 31. These quarterly and annual reports may be reviewed at the SEC’s public reference room. Reports and other information filed electronically with the SEC are also available at the SEC’s Internet website.

As a foreign private issuer under the Securities Act, the Company is not subject to the proxy rules of Section 14 of the Exchange Act or the insider short-swing profit reporting requirements of Section 16 of the Exchange Act.

For the year ended December 31, 2019, the Company’s Depositary for issuing ADSs evidencing shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

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

In addition, such reports, notices and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://ir.tenaris.com/investor-relations

Whenever a reference is made in this annual report to a contract or other document, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of this annual report for a copy of the contract or other document. You may review a copy of the annual report at the SEC’s public reference room in Washington, D.C.

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2019 and 2018 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2019	Expected maturity date
	2020	2021	2022	2023	2024	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	–	16	23	–	–	–	40
Floating rate	–	1	0	–	–	–	1

Current Debt
Fixed rate	728	–	–	–	–	–	728
Floating rate	53	–	–	–	–	–	53
	781	17	24	–	–	–	822

At December 31, 2018	Expected maturity date
	2019	2020	2021	2022	2023	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	–	4	4	20	–	–	28
Floating rate	–	0	1	0	–	–	1

Current Debt
Fixed rate	493	–	–	–	–	–	493
Floating rate	17	–	–	–	–	–	17
	510	4	5	20	–	–	539

_______________

(1)	As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 3.18% at December 31, 2019 and to 3.98% at December 31, 2018.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2019, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 89% of total financial debt.

For further information about our financial debt, please see note 19 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2019, we had variable interest rate debt of $54 million and fixed rate debt of $768 million ($728 million of the fixed rate debt are short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs corresponds to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $49 million in 2019, compared with $50 million in 2018.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2019.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(96)
Euro	U.S. dollar	(104)
Saudi Arabian Riyal	U.S. dollar	(108)

The main relevant exposures as of December 31, 2019 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar, and Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to an asset of $18.1 million at December 31, 2019 and a liability of $2.8 million at December 31, 2018. For further detail on our foreign currency derivative contracts, please see note 24 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

We designate for hedge accounting certain derivatives and non-derivative financial liabilities (leasing liabilities denominated in Japanese Yen) to hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Similarly, the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position. The lease liability is recognized on the balance sheet at each period end at the exchange rate as of the end of each month.

At December 31, 2019, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a credit of $2.6 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2019.

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

According to our deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

•	A fee of $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for: issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

•	A fee of $0.02 (or less) per ADSs for any cash distribution to ADS registered holders, excluding cash dividend.

•	Any charges for taxes and other governmental charges that the Depositary or the custodian may be required to pay on any ADS or share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes); and any charges incurred by the Depositary or its agents for servicing the depositary securities.

•	Registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares.

•	Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and conversion of foreign currency.

•	A fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders.

•	As necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.

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

Fees Payable by the Depositary to the Company

On June 21, 2019, the Company and Deutsche Bank Trust Company Americas entered into a new five-year engagement effective as of March 13, 2018. No amendments to the existing ADS Deposit Agreement were made in connection with the new engagement letter.

Fees paid in 2019 and 2020

In 2019, the Company received fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for an amount of $1,077,194, for the period March 13, 2018 through February 28, 2019, and in 2020 the Company received fees from the Depositary for an amount of $1,260,803.73, in each case based on the Depositary’s revenues resulting from issuance and cancellation fees charged to ADR holders, net of custody and safe keeping costs. In addition, the Depositary has waived the cost of providing administrative and reporting services, and access charges in connection with the Company’s ADR Program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2019).

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2019, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 18, 2020, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2019, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2019.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2019 has been audited by PwC Luxembourg, as stated in their report included herein. See “—Attestation of Registered Public Accounting Firm”.

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s board of directors has determined that none of the audit committee members meets the attributes defined in Item 16A of Form 20-F for an “audit committee financial expert”. However, applicable Luxembourg law requires that at least one of the audit committee members have competence in accounting or auditing matters, and the Company’s board of directors has determined that Ms. Mónica Tiuba has the requisite competence. In addition, the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. The audit committee has the authority to engage, from time to time and as it deems necessary, persons that meet all of the attributes of an “audit committee financial expert” as consultants.

Item 16B.	Code of Ethics

The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all of our directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted a code of ethics for financial officers, which is intended to supplement the Company’s code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, as well as persons performing similar functions.

Our code of conduct and our code of ethics for senior financial officers are posted on our website at:

https://www.tenaris.com/en/sustainability/governance-and-ethics/

Item 16C.	Principal Accountant Fees and Services

Fees paid to the Company’s Principal Accountant

In 2019 and 2018, PwC Luxembourg served as the principal external auditor for the Company. Fees paid to PwC Luxembourg and other PwC member firms for the years ended December 31, 2019 and December 31, 2018 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2019	2018

Audit Fees	3,846	3,841
Audit-Related Fees	50	43
Tax Fees	7	–
All Other Fees	1	7
Total	3,904	3,891

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required in connection with the Company´s filings with the U.S. Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes, among others, fees for attestation services on financial information of the Company and its subsidiaries included in annual reports filed with the applicable regulators.

Tax Fees

Tax fees paid for tax compliance and tax advice professional services.

All Other Fees

Consisted primarily of fees paid for services provided in connection with training courses to Tenaris employees.

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

During 2019, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2019, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On May 6, 2015, the annual ordinary general meeting of shareholders, authorized the Company and the Company’s subsidiaries to acquire, from time to time, shares of the Company, including shares represented by ADSs (collectively “Securities”), on the terms and conditions set forth below. Although the validity period of such authorization will expire on May 6, 2020, the general shareholders’ meeting to be held on June 2, 2020, will consider a renewal of such authorization for five additional years.

•	Purchases, acquisitions or receipts of securities may be made in one or more transactions as the board of directors of the Company or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.

•	The maximum number of Securities acquired pursuant to this authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the Securities are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market. The number of Securities acquired as a block may amount to the maximum permitted amount of purchases.

•	The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s Securities in the stock exchange through which the Company’s Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of Securities, other than in the form of ADSs, such maximum and minimum per security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.

•	The above maximum and minimum purchase prices shall, in the event of a change in the par value of the Securities, a capital increase by means of a capitalization of reserves, a distribution of Securities under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity, be adapted automatically, so that the impact of any such transaction on the value of the Securities shall be reflected.

•	The acquisitions of Securities may not have the effect of reducing the Company’s net assets below the sum of the Company’s share capital plus its undistributable reserves.

•	Only fully paid-up Securities may be acquired pursuant to this authorization.

•	The acquisitions of Securities may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

•	The acquisitions of Securities may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s Securities are traded, through public offers to all shareholders of the Company to buy Securities, through the use of derivative financial instruments or option strategies, or in over-the-counter or off-market transactions or in any other manner.

•	The acquisitions of Securities may be carried out at any time, during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

•	The authorization granted to acquire securities shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 5 years).

•	The acquisitions of securities shall be made at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing bodies of the relevant subsidiary, provided that, any such purchase shall comply with Article 430-15 et. seq. of the Luxembourg Company Law (or any successor law) and, in the case of acquisitions of securities made through a stock exchange in which the Company’s securities are traded, with any applicable laws and regulations of such market.

In the future, we may, on the terms and subject to the conditions above referred, initiate a share capital repurchase or similar program or engage in other transactions pursuant to which we would repurchase, directly or indirectly, the Company’s Securities. In addition, we or our subsidiaries may enter into transactions involving sales or purchases of derivatives or other instruments, either settled in cash or through physical delivery of securities, with returns linked to the Company’s Securities. The timing and amount of repurchase transactions under any such program, or sales or purchases of derivatives or other instruments, would depend on market conditions as well as other corporate and regulatory considerations.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the Luxembourg Company Law, the Luxembourg Law of January 11, 2008 on transparency requirements for issuers, as amended (which transposes EU Directive 2004/109 of the European Parliament and of the Council of December 15, 2004), the Shareholders’ Rights Law and the Audit Reform Law) and by the Company’s articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), and the Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that the Company’s corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

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

Audit committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as our shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the Company’s articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The Company’s audit committee, which currently consists of four members, complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1). For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee”.

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

Standards for evaluating director independence

Under the NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board of directors to express such an opinion. In addition, the definition of “independent” under the NYSE rules differ in some non-material respects from the definition contained in the Company’s articles of association. For more information on our independent directors and the definition of “independent” under our articles of association see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors” and Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

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

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity-based compensation to its directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see Item 6.B. “Directors, Senior Management and Employees – Compensation”.

The Shareholders’ Rights Law requires the Company to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer. Such Compensation Policy must be submitted to the non-binding vote of the shareholders. In addition, the Shareholders’ Rights Law provides that the Company must prepare an annual report describing the compensation paid to directors and the chief executive officer for the performance of their duties and submit such report to the shareholders for approval. The Compensation Policy and Compensation Report must be available on the Company’s website. For more information on the Compensation Policy and the 2019 Compensation Report see Item 6.B. “Directors, Senior Management and Employees – Compensation”.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See pages F-1 through F-64 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 2, 2018 *

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Updated and Consolidated Articles of Association is incorporated by reference to Exhibit 1.1 on Form 20-F filed by Tenaris S.A. on April 3, 2019 (File No. 001-31518).
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Tenaris S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Tenaris S.A. and its subsidiaries (the “Company”) as of 31 December 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

2

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of long-lived assets - U.S. seamless and welded tube businesses (Maverick and Bay City)

As described in Notes 2.G, 9 and 10 to the consolidated financial statements, at 31 December 2019, the Company’s goodwill balance was 1,320 million USD and the property, plant and equipment balance was 6,090 million USD, of which 225 million USD of goodwill and a significant portion of property, plant and equipment relates to the U.S. seamless and welded tube businesses (Maverick and Bay City). Goodwill is subject to at least an annual impairment test. Assets that are subject to amortisation are reviewed for impairment by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Management has determined the recoverable amount of these assets based on value in use. Value in use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. Management judgment is required to estimate discounted future cash flows. The main key assumptions used by management in estimating the value in use of the U.S. seamless and welded tube businesses (Maverick and Bay City) are discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw material costs.

The principal considerations for our determination that performing procedures relating to the recoverability of goodwill and property, plant and equipment of the U.S. seamless and welded tube businesses is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the determination of recoverable amounts due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions and future cash flows related to the estimates, such as discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw material costs; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

3

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of long-lived assets, including controls over management’s analysis of impairment indicators and controls over the review of assumptions used and discounted cash flow calculations. These procedures also included testing management’s process for determining the value in use. This included evaluating the appropriateness of the valuation method, testing the accuracy and relevance of the underlying data used in the model and evaluating the reasonableness of significant assumptions, including discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw materials costs. Evaluating the significant assumptions related to oil and gas prices, average number of active oil and gas drilling rigs and raw material costs involved (i) evaluating whether the assumptions used were reasonable considering current and past performance of the businesses and consistency with external market and industry data and (ii) comparing actual cash flow results with previous forecasts. Professionals with specialised skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate and the growth rate.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 30 April 2020

Represented by

/s/ Fabrice Goffin

Fabrice Goffin

We have served as the Company’s auditor since 2011.

4

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2019	2018	2017
Continuing operations
Net sales	1	7,294,055	7,658,588	5,288,504
Cost of sales	2	(5,107,495)	(5,279,300)	(3,685,057)
Gross profit		2,186,560	2,379,288	1,603,447
Selling, general and administrative expenses	3	(1,365,974)	(1,509,976)	(1,270,016)
Other operating income	5	23,004	15,059	10,516
Other operating expenses	5	(11,199)	(12,558)	(9,359)
Operating income		832,391	871,813	334,588
Finance income	6	47,997	39,856	47,605
Finance cost	6	(43,381)	(36,942)	(27,072)
Other financial results	6	14,667	34,386	(43,550)
Income before equity in earnings of non-consolidated companies and income tax		851,674	909,113	311,571
Equity in earnings of non-consolidated companies	12	82,036	193,994	116,140
Income before income tax		933,710	1,103,107	427,711
Income tax	7	(202,452)	(229,207)	17,136
Income for continuing operations		731,258	873,900	444,847

Discontinued operations
Result for discontinued operations	29	-	-	91,542
Income for the year		731,258	873,900	536,389

Attributable to:
Owners of the parent		742,686	876,063	544,737
Non-controlling interests		(11,428)	(2,163)	(8,348)
		731,258	873,900	536,389
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.63	0.74	0.38
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.26	1.48	0.77
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.63	0.74	0.46
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.26	1.48	0.92

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017
Income for the year	731,258	873,900	536,389
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(27,294)	(96,916)	151,762
Change in value of cash flow hedges and instruments at fair value	3,039	(6,701)	4,502
Income tax relating to components of other comprehensive income	(707)	34	23
From participation in non consolidated companies:
- Currency translation adjustment (*)	(10,781)	1,848	(9,548)
- Changes in the fair value of derivatives held as cash flow hedges and others	812	(132)	512
	(34,931)	(101,867)	147,251
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(9,272)	7,963	(8,635)
Income tax on items that will not be reclassified	1,545	(1,932)	1,338
Remeasurements of post employment benefit obligations of non-consolidated companies	(9,878)	(3,855)	(376)
	(17,605)	2,176	(7,673)
Other comprehensive (loss) income for the year, net of tax	(52,536)	(99,691)	139,578
Total comprehensive income for the year	678,722	774,209	675,967
Attributable to:
Owners of the parent	690,095	776,713	683,531
Non-controlling interests	(11,373)	(2,504)	(7,564)
	678,722	774,209	675,967
Total comprehensive income for the year
attributable to Owners of the parent arises from
Continuing operations	690,095	776,713	591,989
Discontinued operations	-	-	91,542
	690,095	776,713	683,531

(*) Since 2018 Tenaris recognizes its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2019		At December 31, 2018
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,090,017		6,063,908
Intangible assets, net	10	1,561,559		1,465,965
Right-of-use assets, net	11	233,126		-
Investments in non-consolidated companies	12	879,965		805,568
Other investments	18	24,934		118,155
Deferred tax assets	20	225,680		181,606
Receivables, net	13	157,103	9,172,384	151,905	8,787,107
Current assets
Inventories, net	14	2,265,880		2,524,341
Receivables and prepayments, net	15	104,575		155,885
Current tax assets	16	167,388		121,332
Trade receivables, net	17	1,348,160		1,737,366
Derivative financial instruments	24	19,929		9,173
Other investments	18	210,376		487,734
Cash and cash equivalents	18	1,554,299	5,670,607	428,361	5,464,192
Total assets			14,842,991		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent			11,988,958		11,782,882
Non-controlling interests			197,414		92,610
Total equity			12,186,372		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	19	40,880		29,187
Lease liabilities	11	192,318		-
Deferred tax liabilities	20	336,982		379,039
Other liabilities	21 (i)	251,383		213,129
Provisions	22 (ii)	54,599	876,162	36,089	657,444
Current liabilities
Borrowings	19	781,272		509,820
Lease liabilities	11	37,849		-
Derivative financial instruments	24	1,814		11,978
Current tax liabilities	16	127,625		250,233
Other liabilities	21 (ii)	176,264		165,693
Provisions	23 (ii)	17,017		24,283
Customer advances		82,729		62,683
Trade payables		555,887	1,780,457	693,673	1,718,363
Total liabilities			2,656,619		2,375,807
Total equity and liabilities			14,842,991		14,251,299

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive income (loss) for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in Note 25.

(4) Related to Saudi Steel Pipe Company (“SSP”) acquisition. See note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Section II AP)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017 restated	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the year	-	-	-	-	-	876,063	876,063	(2,163)	873,900
Currency translation adjustment	-	-	-	(96,673)	-	-	(96,673)	(243)	(96,916)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	6,135	-	6,135	(104)	6,031
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,673)	-	(6,673)	6	(6,667)
From other comprehensive income of non-consolidated companies	-	-	-	1,848	(3,987)	-	(2,139)	-	(2,139)
Other comprehensive (loss) for the year	-	-	-	(94,825)	(4,525)	-	(99,350)	(341)	(99,691)
Total comprehensive income (loss) for the year	-	-	-	(94,825)	(4,525)	876,063	776,713	(2,504)	774,209
Acquisition and other changes in non-controlling interests	-	-	-	-	(2)	-	(2)	(22)	(24)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(3,661)	(487,681)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072
Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
From other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2018 and 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2019	2018	2017
Cash flows from operating activities
Income for the year		731,258	873,900	536,389
Adjustments for:
Depreciation and amortization	9, 10 & 11	539,521	664,357	608,640
Income tax accruals less payments	28(ii)	(193,417)	58,494	(193,989)
Equity in earnings of non-consolidated companies	12	(82,036)	(193,994)	(116,140)
Interest accruals less payments, net	28(iii)	(4,381)	6,151	11,550
Changes in provisions		2,739	(8,396)	(17,245)
Income from the sale of Conduit business	29	-	-	(89,694)
Changes in working capital	28(i)	523,109	(737,952)	(853,184)
Currency translation adjustment and others		11,146	(51,758)	91,648
Net cash provided by (used in) operating activities		1,527,939	610,802	(22,025)

Cash flows from investing activities
Capital expenditures	9 & 10	(350,174)	(349,473)	(558,236)
Changes in advance to suppliers of property, plant and equipment		3,820	4,851	7,077
Proceeds from disposal of Conduit business	29	-	-	327,631
Acquisition of subsidiaries, net of cash acquired	27	(132,845)	-	(10,418)
Investment in companies under cost method		(2,933)	-	(3,681)
Investment in non-consolidated companies	26	(19,610)	-	-
Loan to non-consolidated companies	12 c	-	(14,740)	(10,956)
Repayment of loan by non-consolidated companies	12 c	40,470	9,370	3,900
Proceeds from disposal of property, plant and equipment and intangible assets		2,091	6,010	5,443
Dividends received from non-consolidated companies	12	28,974	25,722	22,971
Changes in investments in securities		389,815	717,368	565,387
Net cash (used in) provided by investing activities		(40,392)	399,108	349,118

Cash flows from financing activities
Dividends paid	8	(484,020)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(1,872)	(3,498)	(24,000)
Changes in non-controlling interests		1	(24)	(49)
Payments of lease liabilities	11	(41,530)	-	-
Proceeds from borrowings		1,332,716	1,019,302	1,196,781
Repayments of borrowings		(1,159,053)	(1,432,202)	(1,090,129)
Net cash used in financing activities		(353,758)	(900,442)	(401,417)

Increase (decrease) in cash and cash equivalents		1,133,789	109,468	(74,324)
Movement in cash and cash equivalents
At the beginning of the year		426,717	330,090	398,580
Effect of exchange rate changes		(6,231)	(12,841)	5,834
Increase (decrease) in cash and cash equivalents		1,133,789	109,468	(74,324)
At December 31,	28(iv)	1,554,275	426,717	330,090

		At December 31,
Cash and cash equivalents		2019	2018	2017
Cash and bank deposits		1,554,299	428,361	330,221
Bank overdrafts	18	(24)	(1,644)	(131)
		1,554,275	426,717	330,090

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Income tax
F	Intangible assets	8	Dividends distribution
G	Impairment of non-financial assets	9	Property, plant and equipment, net
H	Other investments	10	Intangible assets, net
I	Inventories	11	Right-of-use assets, net and lease liabilities
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories, net
M	Borrowings	15	Receivables and prepayments, net
N	Current and deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables, net
P	Provisions	18	Cash and cash equivalents and other investments
Q	Trade and other payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and other selling expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
V	Non-current assets held for sale and discontinued operations	24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Agreement to build a welded pipe plant in West Siberia
		27	Business combinations
A	Financial risk factors	28	Cash flow disclosures
B	Category of financial instruments and classification within the fair value hierarchy	29	Discontinued Operations
C	Fair value estimation	30	Related party transactions
D	Accounting for derivative financial instruments and hedging activities	31	Fees paid to the Company's principal accountant
		32	Principal subsidiaries
		33	Nationalization of Venezuelan subsidiaries
		34	Delisting of Tenaris’s shares from the Buenos Aires stock exchange
		35	Subsequent events
		36	Update as of April 29, 2020

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 32 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 19, 2020.

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

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, in January 2017, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all comparative amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations. Cash flows from discontinued operations and earnings per share are disclosed separately in Note 29, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: Impairment of goodwill and long-lived assets (note II.G); Income Taxes (note II.N); Loss contingencies (note II.P); Defined benefit obligations (note II.O), Business Combinations (notes II.B, III.27); Useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.G).

(1)	Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris

IFRS 16, “Leases”

Tenaris has adopted IFRS 16 “Leases” from January 1, 2019. In accordance with the transition provisions in IFRS 16, Tenaris has adopted the new rules using the modified retrospective approach, meaning that reclassifications of the adoption was recognized in the opening balance sheet as of January 1, 2019 and that comparatives were not restated.

Upon adoption of IFRS 16, Tenaris recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is related to leases with a duration lower than 12 months, low value leases and/or leases with clauses related to variable payments.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A       Basis of presentation (Cont.)

(1)	Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris (Cont.)

IFRS 16, “Leases” (Cont.)

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value comprise mainly IT equipment and small items of office furniture.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

IFRIC 23, "Uncertainty over Income Tax Treatments"

Tenaris has adopted IFRIC 23 “Uncertainty over Income Tax Treatments” from January 1, 2019. This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income taxes” are applied where there is uncertainty over income tax treatments.

Other accounting pronouncements that became effective during 2019 have no material effect on the Company’s financial condition or results of operations.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B       Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Ternium

At December 31, 2019, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

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

Usiminas

At December 31, 2019, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.07% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

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

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2019 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. and 22% by Tenaris. Techgen operates a natural gas-fired combined electric power plant in the Pesquería area of the State of Nuevo Leon, México. Tenaris, Ternium and Tecpetrol International S.A. are parties to a shareholders’ agreement relating to the governance of Techgen. In addition, the Company, Ternium and Tecpetrol International S.A. are under the indirect common control of San Faustin S.A., consequently Tenaris accounted it’s interest under the equity method (as defined by IAS 28).

Tenaris carries its investment in Ternium, Usiminas and Techgen under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2019, 2018 and 2017, no impairment provisions were recorded in any of the aforementioned investments. See Note 12.

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

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, energy and raw materials that exceed internal requirements.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2019, 2018 and 2017.

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

For the purpose of impairment testing, goodwill is allocated to a CGU or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

F       Intangible assets (Cont.)

(2)	Information systems projects (Cont.)

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2019, 2018 and 2017.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2019, 2018 and 2017, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2019, 2018 and 2017.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2019, 2018 and 2017 totaled $61.1 million, $63.4 million and $63.7 million, respectively.

Capitalized costs were not material for the years 2019, 2018 and 2017.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups, as well as the more recent acquisition of SSP.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril and 9 years for SSP.

In 2018 the Company reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2019 the net book value of SSP’s customer relationship amounts to $72.9 million, with a residual useful life of 8 years. Maverick’s coiled tubing customer relationships amounts to $9.9 million with a residual useful life of 1 year, while Hydril’s customer relationships is fully amortized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2019, the main discount rates used were in a range between 8.2% and 15.9%.

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the inflation impact on prices and costs, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2019, a nominal growth rate of 2% was considered.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

G       Impairment of non-financial assets (Cont.)

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development respectively.

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

For the CGU with significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in the key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG USA.

In OCTG USA, the recoverable amount calculated based on value in use exceeded carrying value by $108 million as of December 31, 2019. The following changes in key assumptions, at CGU OCTG – USA, assuming unchanged values for the other assumptions, would cause the recoverable amount to be equal to the respective carrying value as of the impairment tests:

Increase in the discount rate	95 Bps
Decrease of the growth rate	-1.6%
Decrease of the cash flow projections	-15.3%

No impairment charge was recorded in 2019, 2018 and 2017.

H        Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets “at fair value through other comprehensive income” (“FVOCI”). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

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

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

I       Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

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

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

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

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2019, 2018 and 2017 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

L       Equity (Cont.)

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See Note 25 (iii).

M       Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

N       Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in other comprehensive income or directly in equity.

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

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2019 the outstanding liability for this plan amounts to $45.3 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2019 the outstanding liability for this plan amounts to $17.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2019 the outstanding liability for this plan amounts to $9.8 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2019 the outstanding liability for these plans amounts to $13.4 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

O       Employee benefits (Cont.)

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Until 2017 units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018 units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2019 and 2018, the outstanding liability corresponding to the Program amounts to $99.0 million and $91.2 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2019 and 2018, is $119.9 million and $106 million, respectively.

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

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

R       Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled; in particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and include:

Pipe Management Services. This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services. Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered. The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services, the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights, the Company recognized the revenue on a pro rata bases considering the units delivered and time elapsed.

Field services, the revenue is recognized considering outputs method, in particular surveys of service completion provided by the customer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

R       Revenue recognition (Cont.)

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

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

The Company classifies its financial instruments according to the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

U       Financial instruments (Cont.)

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

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

For equity instruments, these are subsequently measured at fair value.

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

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 29.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

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

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.06 as of December 31, 2019 and 0.04 as of December 31, 2018. The Company does not have to comply with regulatory capital adequacy requirements.

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

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See Note 24.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2019 and 2018:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2019	2018
Argentine Peso / U.S. Dollar	(95,811)	(186,867)
Euro / U.S. Dollar	(103,518)	(175,419)
Saudi Arabian Riyal / U. S. Dollar	(107,582)	-

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2019 and 2018 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.0 million and $1.9 million as of December 31, 2019 and 2018 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

▪	Euro / U.S. dollar

As of December 31, 2019 and 2018, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.0 million and $1.3 million as of December 31, 2019 and 2018, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. Dollar

As of December 31, 2019 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2019 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4.6 million (including a loss / gain of $4.9 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.6 million. For balances held as of December 31, 2018, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $3.6 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.9 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2019		2018
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	768,002	93%	520,471	97%
Variable rate	54,150	7%	18,536	3%
Total	822,152		539,007

(*) Out of the $768 million fixed rate borrowings, $728 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.7 million in 2019 and $8.2 million in 2018.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2019, 2018 and 2017.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See Section II J.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A. Financial Risk Factors (Cont.)

(iv)	Credit risk (Cont.)

As of December 31, 2019 and 2018 trade receivables amount to $1,348.2 million and $1,737.4 million respectively. Trade receivables have guarantees under credit insurance of $178.7 million and $181.7 million, letter of credit and other bank guarantees of $55.2 million and $62.3 million, and other guarantees of $0.6 million and $42.2 million as of December 31, 2019 and 2018 respectively.

As of December 31, 2019 and 2018, overdue trade receivables amounted to $242.7 million and $368.4 million, respectively. As of December 31, 2019 and 2018, overdue guaranteed trade receivables amounted to $28.7 million and $31.5 million; and the allowance for doubtful accounts amounted to $48.8 million and $66.5 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 96% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2019, in comparison with approximately 83% as of December 31, 2018.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2019, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets at the end of 2019 compared to 7% at the end of 2018.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2019 and 2018, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2019 and 2018, U.S. dollar denominated liquid assets represented approximately 95% of total liquid financial assets.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss.For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2019 and 2018.

		Measurement Categories			At Fair Value
December 31, 2019	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	-	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	-	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-	-
Other notes	40,244	40,244	-	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	-	134,990	9,512	-
U.S. government securities	10,211	-	10,211	-	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	-	19,125	9,512	-
Corporates securities	105,654	-	105,654	-	105,654	-	-
Derivative financial instruments	19,929	-	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	18,012	6,922	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	-	18,012	-	-
Other investments	6,922	-	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-	-
Total		1,894,875	211,173	1,193,548	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-	-
Finance Lease Liabilities C and NC	230,167	230,167	-	-	-	-	-
Derivative financial instruments	1,814	-	-	1,814	-	1,814	-
Total		1,608,206	-	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies. See Note 33.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

		Measurement Categories			At Fair Value
December 31, 2018	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	428,361	268,163	-	160,198	160,198	-	-
Other investments	487,734	300,410	166,094	21,230	168,165	19,159	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	300,410	300,410	-	-	-	-	-
Certificates of deposits	198,912	198,912	-	-	-	-	-
Commercial papers	9,932	9,932	-	-	-	-	-
Other notes	91,566	91,566	-	-	-	-	-
Bonds and other fixed income	187,324	-	166,094	21,230	168,165	19,159	-
U.S. government securities	1,077	-	1,077	-	1,077	-	-
Non - U.S. government securities	24,912	-	24,912	-	24,912	-	-
Corporates securities	142,176	-	140,105	2,071	142,176	-	-
Structured notes	19,159	-	-	19,159	-	19,159	-
Derivative financial instruments	9,173	-	-	9,173	-	9,173	-
Other Investments Non-current	118,155	-	113,830	4,326	113,830	-	4,326
Bonds and other fixed income	113,830	-	113,830	-	113,830	-	-
Other investments	4,326	-	-	4,326	-	-	4,326
Trade receivables	1,737,366	1,737,366	-	-	-	-	-
Receivables C and NC (*)	307,790	139,474	48,711	-	-	52	48,659
Other receivables	188,185	139,474	48,711	-	-	52	48,659
Other receivables (non-financial)	119,605	-	-	-	-	-	-
Total		2,445,413	328,635	194,927	442,193	28,384	52,985
Liabilities
Borrowings C and NC	539,007	539,007	-	-	-	-	-
Trade payables	693,673	693,673	-	-	-	-	-
Derivative financial instruments	11,978	-	-	11,978	-	11,978	-
Total		1,232,680	-	11,978	-	11,978	-

(*) Includes balances related to interest in our Venezuelan companies. See Note 33.

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See Note 33.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2019	2018
	Assets / Liabilities
At the beginning of the year	52,985	26,409
Addition / (Decrease)	2,933	26,768
Currency translation adjustment and others	(337)	(192)
At the end of the year	55,581	52,985

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

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount including interests accrued in 2019 as compared with 99.3% in 2018. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

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

Tenaris designates certain derivatives and non derivative financial liabilities (leasing liabilities denominated in Japanese Yen) as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Similarly the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The lease liability will be recognized on the balance sheet at each period end at the exchange rate as of the end of each month. The full fair value of a hedging derivative and the leasing liability is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2019 and 2018, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $2.6 million credit and $0.9 million debit respectively. See Note 24.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2019	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	6,870	424	7,294	-
Management view - operating income	857	73	929	-
Difference in cost of sales	(105)	3	(102)	-
Differences in depreciation and amortization	(1)	(0)	(1)	-
Differences in selling, general and administrative expenses	(1)	1	(0)	-
Differences in other operating income (expenses), net	6	-	6	-
IFRS - operating income	755	77	832	-
Financial income (expense), net			19	-
Income before equity in earnings of non-consolidated companies and income tax			852	-
Equity in earnings of non-consolidated companies			82	-
Income before income tax			934	-
Capital expenditures	338	12	350	-
Depreciation and amortization	523	17	540	-

Year ended December 31, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	7,233	426	7,659	-
Management view - operating income	702	81	783	-
Difference in cost of sales	112	7	119	-
Differences in depreciation and amortization	(34)	-	(34)	-
Differences in selling, general and administrative expenses	(2)	6	4	-
IFRS - operating income	777	95	872	-
Financial income (expense), net			37	-
Income before equity in earnings of non-consolidated companies and income tax			909	-
Equity in earnings of non-consolidated companies			194	-
Income before income tax			1,103	-
Capital expenditures	346	3	349	-
Depreciation and amortization	645	19	664	-

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $36, $52 and $53 million in 2019, 2018 and 2017, respectively.

There are no material differences between total reportable segments’ revenues and the entity’s revenue under IFRS.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. See Section II. A. C. Segment Information.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055	-
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991	-
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160	-
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017	-
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174	-
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521	-

Year ended December 31, 2018
Net sales	3,611,509	1,462,044	724,733	1,559,988	300,314	-	7,658,588	-
Total assets	7,971,311	2,489,522	1,913,589	588,746	482,563	805,568	14,251,299	-
Trade receivables	791,190	280,801	215,202	383,358	66,815	-	1,737,366	-
Property, plant and equipment, net	3,859,060	1,133,113	848,178	94,040	129,517	-	6,063,908	-
Capital expenditures	196,220	68,603	77,467	2,047	5,136	-	349,473	-
Depreciation and amortization	441,705	108,558	82,769	10,389	20,936	-	664,357	-

Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,142	58,949	57,285	7,562	4,153	-	558,091	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

(*) For 2019 and 2018 includes Investments in non-consolidated companies, for 2017 includes Investments in non-consolidated companies and Other equity investments for $21.6 million. See Note 12 and 33.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (31%); “South America” comprises principally Argentina (12%), Brazil and Colombia; “Europe” comprises principally Italy, Romania and United Kingdom; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria, India and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represents approximately 21%, 15% and 17% in 2019, 2018 and 2017 respectively.

Tubes segment revenues by market:

Revenues Tubes (in million US dollar)	2019	2018	2017
Oil and Gas	5,757	6,042	4,034
Hydrocarbon Processing and Power Generation	534	602	484
Industrial and Other	579	589	448
Total	6,870	7,233	4,966

At December 2019, 2018 and 2017, the Company recognized contract liabilities related to customer advances in the amount of $82.7, $62.7 and $56.7 million, respectively. These amounts related to years 2018 and 2017 were reclassified to revenues during the subsequent year. In these periods, no significant adjustment in revenues were performed related to performance obligations previously satisfied.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

2	Cost of sales
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Inventories at the beginning of the year	2,524,341	2,368,304	1,563,889
Increase in inventory due to business combinations	52,966	-	-
Plus: Charges of the year
Raw materials, energy, consumables and other	2,709,629	3,400,396	2,794,503
Services and fees	222,415	275,130	244,035
Labor cost	870,261	855,040	778,408
Depreciation of property, plant and equipment	428,791	432,497	383,490
Amortization of intangible assets	5,948	8,220	18,621
Depreciation of right-of-use assets	28,727	-	-
Maintenance expenses	284,758	185,782	183,370
Allowance for obsolescence	29,138	25,457	(12,917)
Taxes	100,738	133,308	18,542
Other	115,663	119,507	88,823
	4,849,034	5,435,337	4,496,875
Less: Inventories at the end of the year	(2,265,880)	(2,524,341)	(2,368,304)
From discontinued operations	-	-	(7,403)
	5,107,495	5,279,300	3,685,057

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Services and fees	153,773	128,090	132,301
Labor cost	481,854	470,928	443,338
Depreciation of property, plant and equipment	18,524	16,968	17,979
Amortization of intangible assets	41,967	206,672	188,550
Depreciation of right-of-use assets	15,564	-	-
Commissions, freight and other selling expenses	441,442	491,555	339,759
Provisions for contingencies	28,565	23,498	17,664
Allowances for doubtful accounts	(16,256)	1,751	(5,421)
Taxes	110,876	71,110	56,826
Other	89,665	99,404	81,061
	1,365,974	1,509,976	1,272,057
From discontinued operations	-	-	(2,041)
	1,365,974	1,509,976	1,270,016

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Wages, salaries and social security costs	1,274,474	1,250,783	1,144,341
Severance indemnities	24,637	25,225	34,497
Defined contribution plans	12,663	13,217	12,401
Pension benefits - defined benefit plans	18,207	15,390	15,066
Employee retention and long term incentive program	22,134	21,353	15,441
	1,352,115	1,325,968	1,221,746
From discontinued operations	-	-	(853)
	1,352,115	1,325,968	1,220,893

The following table shows the geographical distribution of the employees:

Country	2019	2018	2017
Argentina	5,405	5,427	5,221
Mexico	5,370	5,595	5,139
USA	2,255	2,382	1,953
Italy	2,144	2,155	2,088
Romania	1,815	1,852	1,870
Brazil	1,360	1,287	1,382
Colombia	1,040	1,082	1,003
Canada	772	1,030	919
Indonesia	616	554	506
Japan	400	399	410
Other	2,023	1,204	1,114
	23,200	22,967	21,605

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Other operating income
Net income from other sales	8,651	3,604	4,395
Net rents	5,089	4,909	4,325
Other	8,025	6,546	1,796
Recovery on allowance for doubtful receivables	1,239	-	-
	23,004	15,059	10,516

Other operating expenses
Contributions to welfare projects and non-profits organizations	11,199	11,379	9,158
Loss on fixed assets and material supplies disposed / scrapped	-	-	118
Allowance for doubtful receivables	-	1,179	84
	11,199	12,558	9,360
From discontinued operations	-	-	(1)
	11,199	12,558	9,359

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017

Interest Income	48,061	42,244	51,525
Net result on changes in FV of financial assets at FVPL	(64)	(2,388)	(3,920)
Finance income (*)	47,997	39,856	47,605
Finance cost	(43,381)	(36,942)	(27,072)
Net foreign exchange transactions results (**)	27,868	28,845	(48,955)
Foreign exchange derivatives contracts results (***)	(11,616)	6,576	(8,996)
Other	(1,585)	(1,035)	14,392
Other financial results	14,667	34,386	(43,559)
Net financial results	19,283	37,300	(23,026)
From discontinued operations	-	-	9
	19,283	37,300	(23,017)

(*) Finance Income:

In 2019 and 2018 includes $7.6 and $3.6 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

In 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

In 2018 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar, together with the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

In 2017 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

(***) Foreign exchange derivatives contracts results:

In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and in Euros and net receivables in Canadian dollar.

In 2018 includes mainly gain on derivatives covering net receivables in Canadian dollar.

In 2017 includes mainly losses on derivatives covering net receivables in Brazilian real and Canadian dollar and net payables in Argentine peso, partially offset by gains on derivatives covering net payables in Euro.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

7	Income tax
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Current tax	299,692	343,104	184,016
Deferred tax	(97,240)	(113,897)	(100,432)
	202,452	229,207	83,584
From discontinued operations	-	-	(100,720)
	202,452	229,207	(17,136)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Income before income tax	933,710	1,103,107	427,711

Tax calculated at the tax rate in each country	186,752	207,422	6,456
Effect of currency translation on tax base	53,296	77,552	(922)
Changes in the tax rates	(13)	1,824	(62,968)
Utilization of previously unrecognized tax losses	(547)	-	-
Tax revaluation, withholding tax and others	(37,036)	(57,591)	40,298
Tax charge	202,452	229,207	(17,136)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets/liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Tax revaluation, withholding tax and others, mainly includes a net tax income of $66 and $65 million for 2019 and 2018 respectively related to the tax revaluation regime in Argentina and Mexico; it also includes a charge of $34 and $26 million for 2019 and 2018 respectively related to withholding taxes for intra group international operations.

Changes in the tax rates, in 2017 it includes mainly the effect of the changes in tax rate in Argentine and US subsidiaries for approximately $46 million and $15 million respectively.

8	Dividends distribution

On October 30, 2019, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 20, 2019, with an ex-dividend date of November 18, 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484 million.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

9	Property, plant and equipment, net

Year ended December 31, 2019	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982
Translation differences	(1,611)	(38,961)	(1,615)	(864)	(256)	(43,307)
Increase due to business combinations (*)	59,468	115,908	1,733	1,630	-	178,739
Additions	16	1,178	1,107	299,412	12,202	313,915
Disposals / Consumptions	(35)	(27,153)	(7,110)	(2,120)	(2,557)	(38,975)
Transfers / Reclassifications	8,723	296,272	28,349	(317,128)	(11,984)	4,232
Values at the end of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586

Depreciation
Accumulated at the beginning of the year	110,914	6,936,900	310,260	-	-	7,358,074
Translation differences	(420)	(24,973)	(1,485)	-	-	(26,878)
Depreciation charge	11,409	415,826	20,080	-	-	447,315
Transfers / Reclassifications	(362)	(38)	-	-	-	(400)
Disposals / Consumptions	(73)	(25,580)	(5,889)	-	-	(31,542)
Accumulated at the end of the year	121,468	7,302,135	322,966	-	-	7,746,569
At December 31, 2019	677,671	5,166,678	76,758	108,308	60,602	6,090,017

(*) Related to SSP acquisition. See Note 27.

Year ended December 31, 2018	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680
Translation differences	(5,628)	(117,977)	(5,458)	(2,269)	(424)	(131,756)
Additions	723	681	1,245	294,163	20,756	317,568
Disposals / Consumptions	(221)	(21,836)	(10,269)	(42)	(3,541)	(35,909)
Transfers / Reclassifications	25,643	306,116	21,200	(331,553)	3,993	25,399
Values at the end of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982

Depreciation
Accumulated at the beginning of the year	101,197	6,612,871	303,469	-	-	7,017,537
Translation differences	(1,383)	(72,141)	(4,939)	-	-	(78,463)
Depreciation charge	11,153	417,229	21,083	-	-	449,465
Transfers / Reclassifications	-	173	(671)	-	-	(498)
Disposals / Consumptions	(53)	(21,232)	(8,682)	-	-	(29,967)
Accumulated at the end of the year	110,914	6,936,900	310,260	-	-	7,358,074
At December 31, 2018	621,664	5,184,669	67,000	127,378	63,197	6,063,908

Property, plant and equipment include capitalized interests for net amounts at December 31, 2019 and 2018 of $35.4 million and $37.4 million, respectively. There were no interest capitalized during 2019 and 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

10	Intangible assets, net
Year ended December 31, 2019	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	580,622	464,571	2,085,936	2,058,859	5,189,988
Translation differences	(1,917)	(70)	(968)	-	(2,955)
Increase due to business combinations (**)	405	-	32,869	81,192	114,466
Additions	35,487	772	-	-	36,259
Transfers / Reclassifications	(4,665)	-	-	-	(4,665)
Disposals	(5,062)	(1,531)	-	-	(6,593)
Values at the end of the year	604,870	463,742	2,117,837	2,140,051	5,326,500

Amortization
Accumulated at the beginning of the year	513,984	373,466	797,592	2,038,981	3,724,023
Translation differences	(1,734)	-	-	-	(1,734)
Amortization charge	28,937	719	-	18,259	47,915
Disposals	(4,850)	(413)	-	-	(5,263)
Accumulated at the end of the year	536,337	373,772	797,592	2,057,240	3,764,941
At December 31, 2019	68,533	89,970	1,320,245	82,811	1,561,559

Year ended December 31, 2018	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	560,692	465,963	2,090,073	2,058,859	5,175,587
Translation differences	(6,153)	(183)	(4,137)	-	(10,473)
Additions	31,632	273	-	-	31,905
Transfers / Reclassifications	(5,493)	-	-	-	(5,493)
Disposals	(56)	(1,482)	-	-	(1,538)
Values at the end of the year	580,622	464,571	2,085,936	2,058,859	5,189,988

Amortization
Accumulated at the beginning of the year	478,946	372,746	797,592	1,865,444	3,514,728
Translation differences	(5,551)	-	-	-	(5,551)
Amortization charge	40,635	720	-	173,537	214,892
Disposals	(46)	-	-	-	(46)
Accumulated at the end of the year	513,984	373,466	797,592	2,038,981	3,724,023
At December 31, 2018	66,638	91,105	1,288,344	19,878	1,465,965

(*) Includes Proprietary Technology.

(**) Related to SSP acquisition.

The geographical allocation of goodwill for the year ended December 31, 2019 was $1,168.4 million for North America, $116.2 million for South America, $1.9 million for Europe and $33.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2019, was as follows:

(All amounts in million US dollar)
As of December 31, 2019	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Confab	-	-	-	-	-
Coiled Tubing	-	-	-	4	4
Other	-	-	59	-	59
Total	225	920	171	4	1,320

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

11	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2019	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	27,713	202,352	8,335	238,400
Increase due to business combinations	229	2,038	-	2,267
Currency translation adjustment	(88)	6	8	(74)
Additions	9,292	24,985	7,165	41,442
Disposals	(1,009)	(4,488)	(818)	(6,315)
Transfers	-	496	(496)	-
At December 31, 2019	36,137	225,389	14,194	275,720

Depreciation
Accumulated at the beginning of the year	-	-	-	-
Translation differences	(3)	3	8	8
Depreciation charge	8,514	31,869	3,908	44,291
Transfers / Reclassifications	-	(62)	62	-
Disposals / Consumptions	(181)	(1,229)	(295)	(1,705)
Accumulated at the end of the year	8,330	30,581	3,683	42,594
At December 31, 2019	27,807	194,808	10,511	233,126

Depreciation of right-of-use assets was mainly included in Tubes segment.

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liability evolution

(all amounts in thousands of U.S. dollars)	2019
Year ended December 31, 2019
Opening net book amount	234,149
Increase due to business combinations	2,267
Translation differences	2,690
Additions	36,957
Cancellations	(4,688)
Repayments	(43,974)
Interest accrued	2,766
At December 31, 2019	230,167

(*) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.4%.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16%, 44% and 40% of the total remaining payments, respectively.

Expense relating to short-term leases and low value leases (included in cost of sales and selling, general and administrative expenses) in the period amounted to $15.1 million and $1.3 million respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

12	Investments in non-consolidated companies
	Year ended December 31,
	2019	2018
At the beginning of the year	805,568	640,294
Translation differences	(10,781)	1,848
Equity in earnings of non-consolidated companies	82,036	193,994
Increase due to business combinations	20,635	-
Dividends and distributions received (*)	(28,037)	(26,581)
Additions	19,610	-
Decrease / increase in equity reserves and others	(9,066)	(3,987)
At the end of the year	879,965	805,568

(*) Related to Ternium and Usiminas. During 2019, $29.0 million were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2019	2018	2019	2018
a) Ternium (*)	Luxembourg	11.46%	11.46%	751,105	725,548
b) Usiminas (**)	Brazil	3.07%	3.07%	74,593	72,988
Others	-	-	-	54,267	7,032
				879,965	805,568

(*) Including treasury shares.

(**) At December 31, 2019 and 2018 the voting rights were 5.2%.

a) Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2019, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $22 per ADS, giving Tenaris’s ownership stake a market value of approximately $505.4 million. At December 31, 2019, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $751.1 million.

As of December 31, 2019 the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2019	2018
Non-current assets	8,757,320	8,121,824
Current assets	4,178,213	4,426,038
Total assets	12,935,533	12,547,862
Non-current liabilities	3,452,535	3,236,756
Current liabilities	1,768,125	1,826,530
Total liabilities	5,220,660	5,063,286

Non-controlling interests	1,103,208	1,091,321

Revenues	10,192,818	11,454,807
Gross profit	1,740,378	2,971,479
Net income for the year attributable to owners of the parent	564,269	1,506,647
Total comprehensive income for the year, net of tax, attributable to owners of the parent	445,473	1,176,964

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

12	Investments in non-consolidated companies (Cont.)

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2019, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL9.83 ($2.44) and BRL9.51 ($2.36), respectively, giving Tenaris’s ownership stake a market value of approximately $92 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $74.6 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2019	2018
Non-current assets	4,335,662	4,696,896
Current assets	2,198,449	2,148,322
Total assets	6,534,111	6,845,218
Non-current liabilities	1,955,395	1,933,207
Current liabilities	716,930	860,862
Total liabilities	2,672,325	2,794,069

Non-controlling interests	377,667	369,333

Revenues	3,790,206	3,766,241
Gross profit	478,141	612,156
Net income for the year attributable to owners of the parent	52,779	194,381

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2019, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2019, Tenaris’s exposure under these agreements amounted to $51.9 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of December 31, 2019 Tenaris’s exposure under this agreement amounted to $18.2 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of December 31, 2019, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

13	Receivables – non current

	Year ended December 31,
	2019	2018
Employee advances and loans	6,008	3,740
Tax credits	20,065	16,025
Receivables from related parties	59,999	58,128
Legal deposits	12,378	12,446
Advances to suppliers and other advances	3,772	7,592
Derivative financial instruments	-	52
Receivable Venezuelan subsidiaries	48,659	48,659
Others	6,222	5,263
	157,103	151,905

14	Inventories, net

	Year ended December 31,
	2019	2018
Finished goods	968,329	1,025,999
Goods in process	612,888	709,497
Raw materials	221,954	256,816
Supplies	486,411	504,286
Goods in transit	194,015	237,539
	2,483,597	2,734,137
Allowance for obsolescence (see Note 23 (i))	(217,717)	(209,796)
	2,265,880	2,524,341

15	Receivables and prepayments, net

	Year ended December 31,
	2019	2018
Prepaid expenses and other receivables	30,579	31,599
Government entities	1,867	2,182
Employee advances and loans	8,189	6,521
Advances to suppliers and other advances	17,180	23,467
Government tax refunds on exports	670	4,896
Receivables from related parties	19,837	63,322
Miscellaneous	31,145	30,682
	109,467	162,669
Allowance for other doubtful accounts (see Note 23 (i))	(4,892)	(6,784)
	104,575	155,885

16	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2019	2018
V.A.T. credits	112,161	67,322
Prepaid taxes	55,227	54,010
	167,388	121,332

	Year ended December 31,
Current tax liabilities	2019	2018
Income tax liabilities	64,994	182,711
V.A.T. liabilities	9,953	18,091
Other taxes	52,678	49,431
	127,625	250,233

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

17	Trade receivables, net
	Year ended December 31,
	2019	2018
Current accounts	1,387,494	1,778,796
Receivables from related parties	9,448	25,105
	1,396,942	1,803,901
Allowance for doubtful accounts (see Note 23 (i))	(48,782)	(66,535)
	1,348,160	1,737,366

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At December 31, 2019
Guaranteed	234,427	205,764	26,899	1,764
Not guaranteed	1,162,515	948,449	157,960	56,106
Guaranteed and not guaranteed	1,396,942	1,154,213	184,859	57,870
Expected loss rate	0.09%	0.04%	0.24%	0.57%
Allowances for doubtful accounts	(1,294)	(529)	(455)	(310)
Nominative allowances for doubtful accounts	(47,488)	-	(1,922)	(45,566)
Net Value	1,348,160	1,153,684	182,482	11,994

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At December 31, 2018
Guaranteed	286,250	254,743	30,884	623
Not guaranteed	1,517,651	1,180,788	260,675	76,188
Guaranteed and not guaranteed	1,803,901	1,435,531	291,559	76,811
Expected loss rate	0.07%	0.04%	0.17%	0.43%
Allowances for doubtful accounts	(1,396)	(564)	(510)	(322)
Nominative allowances for doubtful accounts	(65,139)	-	(1,436)	(63,703)
Net Value	1,737,366	1,434,967	289,613	12,786

Trade receivables are mainly denominated in U.S. dollars.

18	Cash and cash equivalents and other investments

	Year ended December 31,
	2019	2018
Cash and cash equivalents
Cash at banks	118,314	81,211
Liquidity funds	1,166,697	160,198
Short – term investments	269,288	186,952
	1,554,299	428,361
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	65,874	300,410
Bonds and other fixed Income	144,502	187,324
	210,376	487,734
Other investments - Non-current
Bonds and other fixed Income	18,012	113,829
Others	6,922	4,326
	24,934	118,155

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

19	Borrowings
	Year ended December 31,
	2019	2018
Non-current
Bank borrowings	40,896	29,214
Costs of issue of debt	(16)	(27)
	40,880	29,187
Current
Bank borrowings	781,258	508,143
Bank overdrafts	24	1,644
Finance lease liabilities	-	44
Costs of issue of debt	(10)	(11)
	781,272	509,820
Total Borrowings	822,152	539,007

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2019
Other borrowings	781,272	17,307	23,573	-	-	-	822,152
Total borrowings	781,272	17,307	23,573	-	-	-	822,152

Interest to be accrued (*)	11,370	1,045	117		-	-	12,532
Total	792,642	18,352	23,690	-	-	-	834,684

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2018
Financial lease	44	-	-	-	-	-	44
Other borrowings	509,776	4,271	4,771	20,145	-	-	538,963
Total borrowings	509,820	4,271	4,771	20,145	-	-	539,007

Interest to be accrued (*)	8,182	1,175	1,166	169	-	-	10,692
Total	518,002	5,446	5,937	20,314	-	-	549,699

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2019	Tamsa	Bank loans	621	2020
2019	Siderca	Bank loans	60	2020

As of December 31, 2019, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2019 and 2018, considering hedge accounting where applicable.

	2019	2018
Total borrowings	3.18%	3.98%

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2019	2018
USD	Fixed	18,370	18,762
SAR	Fixed	16,106	-
EUR	Fixed	5,108	9,023
EUR	Variable	1,296	1,402
Total non-current borrowings		40,880	29,187

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

19	Borrowings (Cont.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2019	2018
USD	Variable	17,092	16,847
USD	Fixed	274,799	138,303
EUR	Variable	80	198
EUR	Fixed	3,772	4,178
MXN	Fixed	424,964	301,047
ARS	Fixed	86	49,125
SAR	Variable	35,666	-
SAR	Fixed	24,797	-
Others	Variable	16	89
Others	Fixed	-	33
Total current borrowings		781,272	509,820

Borrowings evolution

	Year ended December 31, 2019
	Non current	Current
At the beginning of the year	29,187	509,820
Translation differences	(229)	669
Proceeds and repayments, net	(4,582)	203,931
Interests accrued less payments	304	2,950
Reclassifications	(11,733)	11,733
Increase due to Business Combinations	27,933	53,789
Overdrafts variation	-	(1,620)
At the end of the year	40,880	781,272

The carrying amounts of assets pledged as security for current and non-current borrowings are immaterial for the years 2019 and 2018.

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	710,995	25,048	46,532	782,575
Translation differences	(347)	-	(4)	(351)
Increase due to business combinations	5,621	-	11,209	16,830
Charged directly to other comprehensive income	-	-	423	423
Income statement charge / (credit)	(64,930)	(5,652)	59,902	(10,680)
At December 31, 2019	651,339	19,396	118,062	788,797

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	744,926	34,934	55,585	835,445
Effect of adoption of new standards	-	-	35	35
Translation differences	(876)	-	92	(784)
Charged directly to other comprehensive income	-	-	288	288
Income statement charge	(33,055)	(9,886)	(9,468)	(52,409)
At December 31, 2018	710,995	25,048	46,532	782,575

(*) Includes the effect of currency translation on tax base. See Note 7.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

20	Deferred income tax (Cont.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)
Translation differences	362	306	497	286	1,451
Increase due to business combinations	(1,160)	(1,413)	(1,172)	(2,238)	(5,983)
Charged directly to other comprehensive income	-	-	-	(1,261)	(1,261)
Income statement charge / (credit)	(2,739)	(5,712)	14,100	(92,209)	(86,560)
At December 31, 2019	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)
Effect of adoption of new standards	952	-	-	(164)	788
Translation differences	2,532	1,447	1,014	(38)	4,955
Charged directly to other comprehensive income	23	-	-	1,587	1,610
Income statement charge / (credit)	6,852	1,523	(42,327)	(27,536)	(61,488)
At December 31, 2018	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)

In 2019 the effect of the adoption of IFRS 16 has been recognized as “Other” both for deferred tax assets and liabilities.

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future. This amount includes $338 million related to US subsidiaries mainly due to the recognition of accelerated fiscal depreciations. The remaining balance mainly corresponds to Japanese and Brazilian subsidiaries. These subsidiaries have incurred in fiscal losses in the past. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

The expiration dates of the recognized tax losses in less than 1 year, between 2 and 5 years and in more than 5 years is 0.2%, 2.5% and 97.3% respectively.

As of December 31, 2019, the net unrecognized deferred tax assets amount to $121.2 million. The expiration dates of the unrecognized tax losses less than 1 year, between 2 and 5 years and more than 5 years is approximately 2.8%, 20.2% and 77%.

The estimated recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2019	2018
Deferred tax assets to be recovered after 12 months	(538,274)	(452,330)
Deferred tax liabilities to be settled after 12 months	766,852	739,670

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

	Year ended December 31,
	2019	2018
Deferred tax assets	(225,680)	(181,606)
Deferred tax liabilities	336,982	379,039
	111,302	197,433

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	197,433	304,438
Effect of adoption of new standards	-	823
Translation differences	1,100	4,171
Increase due to business combinations	10,847	-
Charged directly to Other Comprehensive Income	(838)	1,898
Income statement credit	(97,240)	(113,897)
At the end of the year	111,302	197,433

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2019	2018
Post-employment benefits	144,993	115,087
Other-long term benefits	85,473	78,492
Miscellaneous	20,917	19,550
	251,383	213,129

Post-employment benefits

	Year ended December 31,
	2019	2018
Unfunded	125,573	97,318
Funded	19,420	17,769
	144,993	115,087

▪	Unfunded
	Year ended December 31,
	2019	2018
Values at the beginning of the year	97,318	101,889
Translation differences	(1,567)	(3,849)
Current service cost	7,978	7,400
Interest cost	5,526	5,070
Remeasurements (*)	7,010	(3,946)
Increase due to business combinations	15,660	-
Benefits paid from the plan	(9,328)	(9,719)
Other	2,976	473
At the end of the year	125,573	97,318

(*) For 2019 a loss of $1.3 million is attributable to demographic assumptions and a loss of $5.7 million to financial assumptions. For 2018 a gain of $0.2 million is attributable to demographic assumptions and a gain of $3.7 million to financial assumptions.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2019	2018
Discount rate	1% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2019, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $7.4 million and $7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.5 million and $4.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2019	2018
Present value of funded obligations	160,412	146,885
Fair value of plan assets	(145,160)	(132,438)
Liability (*)	15,252	14,447

(*) In 2019 and 2018, $4.2 million and $3.3 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities (Cont.)

Post-employment benefits (Cont.)

▪	Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	146,885	165,485
Translation differences	4,542	(8,182)
Current service cost	721	1,328
Interest cost	5,754	5,691
Remeasurements (*)	12,769	(7,984)
Benefits paid	(10,259)	(9,453)
At the end of the year	160,412	146,885

(*) For 2019 a loss of $0.4 million is attributable to demographic assumptions and a loss of $12.4 million to financial assumptions. For 2018 a loss of $0.4 million is attributable to demographic assumptions and a gain of $8.4 million to financial assumptions. respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	(132,438)	(145,692)
Translation differences	(4,137)	7,514
Return on plan assets	(5,018)	(4,936)
Remeasurements	(10,507)	3,967
Contributions paid to the plan	(3,589)	(3,108)
Benefits paid from the plan	10,259	9,453
Other	270	364
At the end of the year	(145,160)	(132,438)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2019	2018
Equity instruments	49.0%	53.5%
Debt instruments	47.0%	42.8%
Others	4.0%	3.7%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2019	2018
Discount rate	3% - 4%	4% - 5%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2019, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $16.1 million and $19.8 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.8 million and $1.6 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2020 amount approximately to $5.1 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities (Cont.)

(ii)	Other liabilities – current

	Year ended December 31,
	2019	2018
Payroll and social security payable	153,009	148,069
Miscellaneous	23,255	17,624
	176,264	165,693

22	Non-current allowances and provisions

(i)	Deducted from non-current receivables

	Year ended December 31,
	2019	2018

Values at the beginning of the year	-	(641)
Translation differences	-	110
Used	-	531
Values at the end of the year	-	-

(ii)	Liabilities

	Year ended December 31,
	2019	2018
Values at the beginning of the year	36,089	36,438
Translation differences	(1,571)	(5,261)
Additional provisions	19,904	14,397
Reclassifications	5,641	(2,406)
Used	(5,464)	(7,079)
Values at the end of the year	54,599	36,089

23	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2019	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(66,535)	(6,784)	(209,796)
Translation differences	9	88	794
Increase due to business combinations	(1,788)	-	(10,761)
Additional / reversals allowances	16,256	1,239	(29,138)
Used	3,276	565	31,184
At December 31, 2019	(48,782)	(4,892)	(217,717)

Year ended December 31, 2018	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(78,385)	(6,255)	(216,068)
Effect of adoption of new standards	6,423	-	-
Translation differences	329	359	3,575
Additional allowances	(1,751)	(1,179)	(25,457)
Used	6,849	291	28,154
At December 31, 2018	(66,535)	(6,784)	(209,796)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

23	Current allowances and provisions (Cont.)

(ii)	Liabilities

Year ended December 31, 2019	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	6,814	17,469	24,283
Translation differences	(28)	(570)	(598)
Increase due to business combinations	505	8,000	8,505
Additional/ reversals provisions	11,880	(3,219)	8,661
Reclassifications	-	(5,641)	(5,641)
Used	(13,304)	(4,889)	(18,193)
At December 31, 2019	5,867	11,150	17,017

Year ended December 31, 2018	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	11,396	20,934	32,330
Translation differences	(103)	(2,205)	(2,308)
Additional provisions	2,638	6,463	9,101
Reclassifications	-	2,406	2,406
Used	(7,117)	(10,129)	(17,246)
At December 31, 2018	6,814	17,469	24,283

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2019	2018
Derivatives hedging borrowings and investments	19,000	5,604
Other Derivatives	929	3,621
Contracts with positive fair values (*)	19,929	9,225

Derivatives hedging borrowings and investments	-	(11,667)
Other Derivatives	(1,814)	(311)
Contracts with negative fair values	(1,814)	(11,978)
Total	18,115	(2,753)

(*) In 2018 includes $52 thousand of non-current derivatives.

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2019 and 2018, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2019	2018	2019	2018
MXN	USD	2020	18,999	888	404	(411)
USD	MXN	2020	(576)	-	-	-
ARS	USD	2020	-	(6,542)	-	(895)
EUR	USD	2020	588	203	-	-
USD	JPY	2030	-	-	2,149	-
USD	BRL	2020	(234)	(131)	-	-
JPY	USD	2020	(190)	271	-	-
USD	KWD	2020	103	522	38	390
USD	CAD	2020	(200)	2,089	-	-
USD	COP	2020	(345)	(23)	-	-
Others		2020	(30)	(30)	-	-
Total			18,115	(2,753)	2,591	(916)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

24	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-17	Movements 2018	Equity Reserve Dec-18	Movements 2019	Equity Reserve Dec-19
Foreign Exchange	(240)	(676)	(916)	3,507	2,591
Total Cash flow Hedge	(240)	(676)	(916)	3,507	2,591

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2019 will be recycled to the Consolidated Income Statement during 2020. For information on lease liabilities, see Note 11.

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

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

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

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $21.6 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL62.9 million (approximately $15.6 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL54.0 million (approximately $13.4 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪ Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, a new phase of which is presently ongoing, and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutor office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

▪ Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪ Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL29.8 million (approximately $7.4 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪ Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.8 million (approximately $14.1 million). At this stage, the Company cannot predict the outcome of this claim.

▪ U.S. Patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. Trial is set for August of 2021. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential losses that may result from resolution of this claim.

▪ Tax assessment from Italian Tax Authorities

Tenaris’s Italian subsidiary Dalmine received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2019, the claim amounted to approximately EUR25 million (approximately $28 million), comprising EUR20.7 million (approximately $23.2 million) in principal and EUR4.3 million (approximately $4.8 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2019, these additional claims would amount to approximately EUR10.3 million (approximately $11.6 million), comprising EUR8.1 million (approximately $9.1 million) in principal and EUR2.2 million (approximately $2.5 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. Based on the counsel’s advice, Tenaris believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $27.4 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $53.7 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes totalled approximately $26.8 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $33.6 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $18.9 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of December 31, 2019, the aggregate commitment totaled approximately $21.2 million.

▪	A Tenaris company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a minimum volume of steel bars at prices that will be adjusted quarterly by the parties. The contract will become effective in January 2020 and will be in force until December 2022. As of December 31, 2019, the estimated aggregate contract amount through December 31, 2022, calculated at current prices, is approximately $107.1 million.

Additionally Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.5 billion.

(iii)       Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2019, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

26	Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $280 million, is planned to have an annual production capacity of 300,000 tons. During the period, Tenaris contributed approximately $19.6 million in the project.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

27	Business combinations

Acquisition of Saudi Steel Pipe Company

▪ Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of SSP, a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSP. Such appointment was ratified at the shareholders meeting of SSP held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSP’s balances and results of operations as from January 21, 2019.

▪	Fair value of net assets acquired

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

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million

Property, Plant and Equipment	671	179
Customer relationship	305	81
Investment in associated	77	21
Working capital	167	45
Cash and Cash Equivalents	32	9
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Deferred Tax Liabilities	(47)	(13)
Net assets acquired	853	228

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $109 million. As of the result of the acquisition, the Company recognized a Goodwill of approximately $32.9 million. Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

The acquired business contributed revenues for $170.6 million with a minor contribution to Tenaris’s margin for the period starting January 21, 2019 and ending December 31, 2019.

If the acquisition had occurred on January 1, 2019, consolidated revenue and profit after tax would have not changed significantly.

The purchase price allocation has been done with the assistance of a third party expert.

Acquisition of Garrett

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

28	Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2019	2018	2017
	Inventories	311,459	(176,443)	(804,415)
	Receivables and prepayments and Current tax assets	(34,368)	30,144	(4,564)
	Trade receivables	428,326	(517,579)	(259,375)
	Other liabilities	(18,295)	(22,984)	4,226
	Customer advances	16,844	5,976	17,039
	Trade payables	(180,857)	(57,066)	193,905
		523,109	(737,952)	(853,184)
(ii)	Income tax accruals less payments
	Tax accrued	202,452	229,207	(17,136)
	Taxes paid	(395,869)	(170,713)	(176,853)
		(193,417)	58,494	(193,989)
(iii)	Interest accruals less payments, net
	Interest accrued	(4,616)	(2,914)	(20,534)
	Interest received	30,890	40,613	50,001
	Interest paid	(30,655)	(31,548)	(17,917)
		(4,381)	6,151	11,550
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	1,554,299	428,361	330,221
	Bank overdrafts	(24)	(1,644)	(131)
		1,554,275	426,717	330,090

29	Discontinued Operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (“NC”) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Year ended December 31,
2017
Income from discontinued operations	1,848
After tax gain on the sale of Conduit	89,694
Net Income for discontinued operations	91,542

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017.

Analysis of the result of discontinued operations:

Year ended December 31,
2017
Revenues	11,899
Gross profit	4,496
Net income	1,848

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

29	Discontinued Operations (Cont.)

Summarized cash flow information is as follows:

2017
Cash at the beginning	18,820
Cash at the end	206
(Decrease) Increase in cash	(18,614)

(Used in) provided by operating activities	(3,046)
Provided by (used in) investing activities	32
Used in financing activities	(15,600)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows carrying amounts of assets and liabilities as at the date of sale.

Current and non-current assets and liabilities of disposal group

At January 19, 2017
Non-current assets	87,332
Current assets	69,332
Total assets of disposal group classified as held for sale	156,664
Non-current liabilities	5,294
Current liabilities	13,556
Total liabilities of disposal group classified as held for sale	18,850

30	Related party transactions

As of December 31, 2019:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

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

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2019	2018	2017
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	20,577	23,709	32,362
	Sales of goods to other related parties	69,972	131,548	94,624
	Sales of services to non-consolidated parties	5,620	7,641	11,637
	Sales of services to other related parties	4,386	5,647	3,751
		100,555	168,545	142,374
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	174,588	245,186	234,361
	Purchases of goods to other related parties	51,765	106,624	17,711
	Purchases of services to non-consolidated parties	9,404	9,556	12,077
	Purchases of services to other related parties	54,514	46,179	50,794
		290,271	407,545	314,943

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

30                  Related party transactions (Cont.)

	(all amounts in thousands of U.S. dollars)	At December 31,
		2019	2018
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	78,884	122,136
	Receivables from other related parties	10,400	24,419
	Payables to non-consolidated parties	(19,100)	(33,197)
	Payables to other related parties	(7,048)	(17,595)
		63,136	95,763

	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,064)	-
		(2,064)	-

In addition to the tables above, Tenaris issued various guarantees and is party to a commitment in favor of Techgen: for further details, please see note 12(c) and 25(ii). No other material guarantees were issued in favor of other related parties.

Directors’ and senior management compensation

During the years ended December 31, 2019, 2018 and 2017, the cash compensation of Directors and Senior managers amounted to $33.7 million, $33.7 million and $45.8 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 468, 558 and 484 thousand units for a total amount of $4.8 million, $5.6 million and $4.7 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits – Other long term benefits.

31	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017
Audit fees	3,846	3,841	3,995
Audit-related fees	50	43	88
Tax fees	7	-	23
All other fees	1	7	30
Total	3,904	3,891	4,136

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

32	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2019.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2019	2018	2017
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	NA	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V.	Netherlands	Holding company	100%	NA	NA
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.à.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80%.

(b) Tenaris Investments S.à.r.l holds 97,5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% Tubular Services Angola Lda.

33	Nationalization of Venezuelan Subsidiaries

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

33	Nationalization of Venezuelan Subsidiaries (Cont.)

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2019, post-award interest amounted to approximately $71 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs incurred in connection with the rectification proceedings. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On March 24, 2017, an ad hoc committee constituted to decide on Venezuela´s requests rendered its decision to lift the stay of enforcement of the award. On August 8, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta have effected service on Venezuela in accordance with US law, and Venezuela has failed to file an answer in the proceeding. Tenaris and Talta have moved for default judgment. Venezuela did not oppose the entry of default judgment. Accordingly, it is expected that the award will be converted into a judgment. The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2019 amounted to approximately $118 million.

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

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta have effected service on Venezuela in accordance with US law, and Venezuela has failed to file an answer in the proceeding. Tenaris and Talta have moved for default judgment. Venezuela did not oppose the entry of default judgment. Accordingly, it is expected that the award will be converted into a judgment. The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

As of December 31, 2019, Tenaris or its subsidiaries have net receivables related to its interest in the Venezuelan Companies for a total amount of approximately $49 million. See Note III.B.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

34	Delisting of Tenaris’s shares from the Buenos Aires stock exchange

On July 29, 2019, the General Shareholders Meeting approved the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”) pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the CNV, which permits the Company to delist from BYMA without making a delisting public tender offer. On September 19, 2019, the CNV authorized the delisting of the Company’s shares in Argentina, and such delisting became effective as of the close of business on October 10, 2019.

Although shareholders holding shares through Caja de Valores S.A. (“CVSA”) on June 11, 2019 who were absent from the General Shareholders Meeting were entitled to appraisal rights provided pursuant to article 22 of the Company’s articles of association, no shareholder eligible to do so exercised such right.

35	Subsequent events

Acquisition of IPSCO Tubulars, Inc.

▪	Acquisition

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO Tubulars, Inc. (“IPSCO”), a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price is subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. Its Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas.

In connection with the closing of the transaction, the parties entered into a 6-year master distribution agreement (the “MDA”) whereby, beginning on January 2, 2020, Tenaris will be the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 months. Under the MDA, Tenaris is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products.

The Company will begin consolidating IPSCO’s balances and results of operations as from January 2, 2020. The Company has retained a third party expert to estimate the purchase price allocation. As of the date of publication of these Consolidated Financial Statements, the purchase price allocation is still in progress.

The short period of time between the acquisition date and the date of approval of these Consolidated Financial Statements, as well as the considerable size and complexity of the acquired business, makes it impracticable for the Company to provide all disclosures required by IFRS 3 applicable to a business combination that occurred subsequent to year end.

Following the preparation of the initial purchase price allocation, the Company will continue its review and will make any necessary adjustments during the following 12 months, in accordance with IFRS 3.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

36	Update as of April 29, 2020[1]

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (SARS-CoV-2) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico and the United States). The rapid expansion of the virus and the measures taken to contain it have triggered a severe fall in global economic activity and a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia precipitated a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an equally unprecedented agreement to cut production by as much as 9.7 million barrels per day, a situation of acute oversupply remains, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (WTI) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. It is not known how long it will take for oil and gas demand to recover or achieve a more balanced position between supply and demand. As a result, prices are expected to remain at low levels for an extended period. In these circumstances, most of our customers have announced, or are making, significant cuts to their investment plans and are likely to announce further cuts. Similarly, several of our suppliers are closing, either temporarily or permanently, some of their facilities, which may result in unavailability or increased prices for our raw materials and other inputs.

-	Status of our operations

We are adjusting our operations on a country-by-country basis to comply with applicable rules and requirements and adapt to this new, rapidly evolving scenario. As of the date of these Consolidated Financial Statements, this is the status of our facilities:

•	In China, we are again fully operational, after several weeks of interruption and an extraordinary combined effort of our people and of our community.

•	In Italy, production was greatly reduced; although our Dalmine facility was used exclusively for the manufacturing of oxygen tanks to aid local hospitals and health centers for a limited period of time, currently the facility is gradually resuming normal operations. In Argentina, Colombia, Mexico and Saudi Arabia, Tenaris decreased its activity following the imposition of mandatory lockdowns, and our plants in these countries are currently operating at reduced levels. Although the lockdowns or restrictions to operate in these countries are expected to end or be relaxed in the next few weeks, these could be extended and/or made more stringent if so decided by the appropriate authorities as the circumstances could require.

•	In the United States, our facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), have been or will be temporarily closed until market conditions improve. In addition, Tenaris is in the process of performing employee reductions and adjusting production levels at its other facilities in line with market demand.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of white collar employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

1 This note was added subsequent to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 19, 2020.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

36	Update as of April 29, 2020 (Cont.)

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

-	Risks associated with the COVID-19 pandemic and the oil & gas crisis

Given the uncertainty around the extent and timing of the future spread of the SARS-CoV-2 virus and the unprecedented extent of the oversupply on the oil market and the uncertainty about the timing and extent of any recovery in demand, it is not possible at this time to predict the full magnitude of the adverse effects that these two circumstances will have on our industry generally, nor to reasonably estimate the impact on Tenaris’s results of operations, cash flows or financial condition.

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

•	Global oil or gas demand may fail to recover or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

•	Tenaris or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a prolonged or indefinite period of time. In addition, employees in some or all of our facilities, or those of our contracts, suppliers, customers or other business partners, may refuse to work due to health concerns while the COVID-19 outbreak is ongoing, If that happens, the continuity of our future operations may be severely affected.

•	A continuing spread of COVID-19 may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

-	Mitigating actions

In order to mitigate the impact of expected lower sales, Tenaris is working on a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. The actions include:

•	Adjusting the level of our operations and workforce around the world, including through the temporary closure of certain U.S. facilities or production lines, as indicated above;

•	Introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

•	Downsizing our fixed cost structure, including through pay reductions for senior management and board members, aggregating estimated total annual savings of approximately $220 million by year-end;

•	Reducing capital expenditures and R&D expenses for approximately $150 million when compared to 2019 levels;

•	Reducing working capital, especially inventories, in accordance with the expected levels of activity; and

•	Increasing our focus on managing customer credit conditions.

As part of these liquidity preservation initiatives, the board of directors resolved to propose, for approval by the Annual Shareholders Meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019.

As of the date of these Consolidated Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $271 million as of the end of March 2020 and a manageable debt amortization schedule. Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

36	Update as of April 29, 2020 (Cont.)

Acquisition of IPSCO Tubulars, Inc.

(i)	Closing Statement

On March 16, 2020, Tenaris delivered, for TMK’s review, a closing statement prepared in accordance with the acquisition agreement, including Tenaris’s calculation of the closing price based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. In case of disagreement, the parties are expected to engage in good-faith negotiations to solve any discrepancies. If the parties cannot resolve the disputed amounts, the discrepancies must be submitted to and resolved by an independent accounting firm.

(ii)	Purchase Price Allocation

As at March 31, 2020, the preliminary purchase price allocation was carried out with the assistance of a third-party expert.

The application of the purchase method requires certain estimates and assumptions, including estimates and assumptions concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The preliminary allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	506
Intangible assets	170
Working capital	144
Cash and Cash Equivalents	4
Other assets	46
Borrowings	(53)
Provisions	(27)
Other liabilities	(77)
Deferred tax liabilities	(3)
Net assets acquired	710

Tenaris acquired total assets and liabilities shown above, for approximately $1,067 million. As a result of the acquisition, the Company recognized goodwill for approximately $357 million. The goodwill is not expected to be deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities. The goodwill has been allocated to the Tubes segment. After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the management has decided to impair the goodwill mentioned above.

Following IFRS 3, the Company will continue reviewing the allocation and make any necessary adjustments (mainly over property, plant and equipment and intangible assets) during the twelve months following the acquisition date.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 million and $ 0.3 million in 2019 and 2020 respectively).

(iii)	Temporary suspension of operations at certain facilities

Given the abrupt and steep decline in market demand, the facilities in Koppel and Ambridge (PA), Brookfield (OH), Blytheville (AR), Wilder (KY), and Odessa and Baytown (TX), were temporarily closed until market conditions improve.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

36	Update as of April 29, 2020 (Cont.)

Impairment of Assets

As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for its U.S. operations, Tenaris recorded impairment charges as of March 31, 2020, in the carrying values of goodwill and other asset values at the cash-generating units OCTG USA (Maverick), IPSCO, Rods USA and Coiled Tubing, for an aggregate amount of approximately $622 million.

These Consolidated Financial Statements do not reflect these impairment charges.

Closure of facilities at JFE’s Keihin steel complex

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE. Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease, as from JFE’s fiscal year ending March 2024, the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

Annual Dividend Proposal

On April 29, 2020, the Company’s board of directors resolved to propose, for approval by the annual shareholders meeting to be held on June 2, 2020, that no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019. For a discussion of the rationale behind the dividend proposal, see “The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition” included in this note.

Alicia Móndolo

Chief Financial Officer

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of May 2, 2018 *

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas **

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	The Updated and Consolidated Articles of Association is incorporated by reference to Exhibit 1.1 on Form 20-F filed by Tenaris S.A. on April 3, 2019 (File No. 001-31518).
**	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2020	TENARIS S.A.

	By	/s/ Alicia Móndolo
	Name:	Alicia Móndolo
	Title:	Chief Financial Officer