Form 20-F
period 2020-12-31
TENARIS SA
filed 2021-03-30
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2020

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

* Ordinary shares of Tenaris S.A. are not directly listed for trading but only in connection with the registration of American Depositary Shares which are evidenced by American Depositary Receipts.

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

Large accelerated filer 	Accelerated Filer 	Non-accelerated filer 
Emerging growth company 

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board 	Other 

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Diego E. Parise Mitrani, Caballero & Ruiz Moreno Abogados Bouchard 680, 13th Floor (C1106ABJ) Buenos Aires, Argentina (54 11) 4590-8600	Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (310) 712-6600

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

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
  “shares” refers to ordinary shares, par value $1.00, of the Company.
  “ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.
  “OCTG” refers to oil country tubular goods. See Item 4.B. “Information on the Company – Business Overview – Our Products”.
  “tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.
  “billion” refers to one thousand million, or 1,000,000,000.
  “U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.
  “EUR” refers to the Euro.
  “BRL” refers to the Brazilian real.
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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

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

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business and industry discussed under Item 3.D. “Key Information – Risk Factors”, including among them, the following:

  our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;
  the competitive environment in our business and our industry;
  the impact of climate change legislations and increasing regulatory requirements aimed at lowering greenhouse gas emissions and severe weather conditions worldwide;
  our ability to price our products and services in accordance with our strategy;
  our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
  our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
  trends in the levels of investment in oil and gas exploration and drilling worldwide;
  the impact of a novel strain of coronavirus (“COVID-19”) crisis and other pandemics on the world’s economy, the energy sector in general, or our business and operations;
  general macroeconomic, political, social and public health conditions and developments in the countries in which we operate or distribute pipes; and
  changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

3

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2020	2019	2018

Selected consolidated income statement data

Continuing operations
Net sales	5,146,734	7,294,055	7,658,588
Cost of sales	(4,087,317)	(5,107,495)	(5,279,300)
Gross profit	1,059,417	2,186,560	2,379,288
Selling, general and administrative expenses	(1,119,227)	(1,365,974)	(1,509,976)
Impairment charge (1)	(622,402)	-	-
Other operating income (expenses), net	19,141	11,805	2,501
Operating (loss) income	(663,071)	832,391	871,813
Finance income	18,387	47,997	39,856
Finance cost	(27,014)	(43,381)	(36,942)
Other financial results	(56,368)	14,667	34,386
(Loss) income before equity in earnings of non-consolidated companies and income tax	(728,066)	851,674	909,113
Equity in earnings of non-consolidated companies	108,799	82,036	193,994
(Loss) income before income tax	(619,267)	933,710	1,103,107
Income tax	(23,150)	(202,452)	(229,207)
(Loss) income for the year	(642,417)	731,258	873,900

(Loss) income attributable to (2):
Owners of the parent	(634,418)	742,686	876,063
Non-controlling interests	(7,999)	(11,428)	(2,163)
(Loss) income for the year (2)	(642,417)	731,258	873,900

Depreciation and amortization for continuing operations	(678,806)	(539,521)	(664,357)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted (losses) earnings per share for continuing operations	(0.54)	0.63	0.74
Basic and diluted (losses) earnings per share	(0.54)	0.63	0.74
Dividends per share (3)	0.07	0.41	0.41

(1)   Impairment charge in 2020 represents a charge of $622 million to the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing in the amounts of $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA in the amount of $36 million.

(2)   International Accounting Standard No. 1 (“IAS 1”) (revised) requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent (i.e., the Company).

(3)   Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2020	2019	2018
Selected consolidated financial position data

Current assets	4,287,672	5,670,607	5,464,192
Property, plant and equipment, net	6,193,181	6,090,017	6,063,908
Other non-current assets	3,235,336	3,082,367	2,723,199
Total assets	13,716,189	14,842,991	14,251,299

Current liabilities	1,166,475	1,780,457	1,718,363
Non-current borrowings	315,739	40,880	29,187
Deferred tax liabilities	254,801	336,982	379,039
Other non-current liabilities	532,701	498,300	249,218
Total liabilities	2,269,716	2,656,619	2,375,807

Capital and reserves attributable to owners of the parent	11,262,888	11,988,958	11,782,882
Non-controlling interests	183,585	197,414	92,610
Total equity	11,446,473	12,186,372	11,875,492

Total liabilities and equity	13,716,189	14,842,991	14,251,299

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

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

Risks Relating to Our Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other factors and circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and providing related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. For example, drilling technology has allowed producers in the United States and Canada to increase production from their reserves of tight oil and shale gas in response to changes in market conditions more rapidly than in the past. In addition, government initiatives to reduce greenhouse gas emissions could also affect oil and gas prices; for example, the introduction of a carbon tax, or other measures to promote the use of renewable energy sources or, electric vehicles, may result in incremental production costs and require additional capital expenditure, or even affect our competitiveness and results of operations. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries ("OPEC") and many of our customers are state-owned companies in member countries of OPEC, which has played a significant role in trying to counter falling prices in 2020, when the industry was hit by the effects of the COVID-19 pandemic. For more information on the impact of the COVID-19 pandemic and the oil and gas crisis and OPEC measures, see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition” and for more information on risks relating to climate change regulations , see “Risks Relating to Our Industry - Climate change legislation and increasing regulatory requirements could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.”

Climate change legislation and increasing regulatory requirements could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.

There is an increased attention on greenhouse gas emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet the goals of the Paris Agreement (or any successor consensus) by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly for a significant portion of greenhouse gas emissions. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as government initiatives to promote the use of alternative energy sources (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards “cleaner” sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental compliance costs and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. In addition, failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, erode stakeholder support and restrict access to financial resources.

Climate change, including extreme weather conditions, has in the past and may in the future adversely affect our operations and financial results.

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions such as hurricanes or flooding have in the past resulted in, and may in the future result in, the shutdown of our facilities, evacuation of our employees or activity disruptions at our client's well-sites or in our supply chain. In addition, impacts of climate change, such as sea level rise, coastal storm surge, inland flooding from intense rainfall, freeze, and hurricane-strength winds may damage our facilities or disrupt our operations. For example, a recent severe freeze in the United States and Mexico caused gas and power shortages in Texas, resulting in additional costs and production losses. Any such extreme weather-related events may result in increased operating costs or decreases in revenue which could adversely affect our financial condition, results of operations and cash flows.

The COVID-19 pandemic significantly reduced demand for our products and services, and could continue to impact our financial condition, results of operations and cash flows.

COVID-19 surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. The rapid expansion of the virus, the surfacing of new strains of the SARS-CoV-2 virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by our oil and gas customers. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. We implemented a worldwide restructuring program and cost-containment plan aimed at preserving our financial resources and overall liquidity position and maintaining the continuity of our operations; we adjusted production levels at our facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and we reduced capital expenditures and working capital. In addition, we introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health and safety of our employees, customers and suppliers. Although such measures proved to be successful to mitigate the impact of the crisis on us, if the virus continues to spread and new preventive measures are imposed in the future, our operations could be further affected and adversely impact our results. In addition, although oil prices and demand for oil products started to recover, there remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the COVID-19 virus appearing and vaccination programs still on their early stages. In this uncertain environment our results of operations and financial condition could still be severely affected. For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see Item 5. “Operating and Financial Review and Prospects – Overview - The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition”.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially in China but also in the United States and the Middle East, to increase production capacity of seamless steel pipe products, and as a result there is significant excess production capacity, particularly for “commodity” or standard product grades. Capacity for the production of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater projects, has led to a slowdown in new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and effective competitive differentiation will be a key success factor. In addition, there is a risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, we can give no assurance with respect to the application of antidumping duties and tariffs or the effectiveness of any such measures. On the other hand, because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. Several jurisdictions have begun to impose or expand local content requirements. For example, in recent years Saudi Arabia has implemented various measures aimed at increasing local content particularly from suppliers to state-owned companies such as Saudi Arabian Oil Company (“Saudi Aramco”) and we can expect that measures favoring the development of local production will increase as Saudi Arabia seeks to create employment opportunities for its citizens and diversify its economy away from its dependence on oil and gas production. In addition, in July 2020, Saudi Arabia increased import duties for the import of seamless pipe products from 5% to 10% and for the import of welded pipe products from 5% to 15%. If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, we recently suffered gas and power shortages in Texas caused by a severe freeze affecting the United States and Mexico, which resulted in additional costs and production losses. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, allocation by suppliers, interruptions in production, accidents or natural disasters, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. Raw material prices could also be affected by the introduction of carbon prices or taxes, or as a result of changes in production processes, such as an increased use of metal scrap, adopted by steelmaking companies seeking to reduce gas emissions. In addition, we may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices for our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand for several reasons, including operational constraints and regulatory restrictions. If demand for our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. For example, in response to the abrupt and steep downturn of the oil and gas industry, resulting from the oil crisis and the COVID-19 pandemic, we have been required to implement cost-containment measures and liquidity preservation initiatives, including reduction of our operating activities in several jurisdictions, temporary closure of facilities in the United States and review of our capital expenditure plans. Temporary suspensions of operations or closure of facilities generally lead to layoffs of employees, as was our case during the oil crisis and the COVID-19 pandemic, which may in turn give rise to labor conflicts and impact operations. In addition, if demand recovers, we may not be able to reincorporate qualified workforce soon enough. Moreover, cost containment measures may also affect profitability and result in charges for asset impairments.

Risks Relating to Our Business

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, in Russia we have formed a joint venture with PAO Severstal (“Severstal”) to build a welded pipe plant, the construction of which is currently on hold. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (particularly in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Tenaris as a whole.

Argentina and Mexico are countries in which we have significant operations. Our business and operations in Argentina, may be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

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

-          Other events that may have an adverse effect on our operations and financial results include increased taxes, exchange controls, restrictions on capital flows and export and import taxes or restrictions. The Argentine Central Bank has tightened its control on transactions that would represent capital inflows or outflows, forcing Argentine companies to repatriate export proceeds and limiting their ability to transfer funds outside of Argentina. Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos at the official exchange rate. In turn, Argentine companies must obtain prior Central Bank authorization to access the foreign exchange market to pay for imports of services from related parties or to make dividend or royalty payments. Although there are currently no material restrictions to make payments for imports of goods, this may change in the future. These existing controls, and any additional foreign exchange restrictions that may be imposed in the future, could expose us to the risk of losses arising from fluctuations in the ARS/USD exchange rate or affect our ability to finance our investments and operations in Argentina, or impair our ability to convert and transfer outside the country funds generated by Argentine subsidiaries to pay dividends or royalties or make other offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina”.

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

In Mexico, our business could be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

-          The Mexican government exercises significant influence over the Mexican economy and, therefore, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexico’s private sector and on our Mexican-related operations. In addition, changes of the United States-Mexico-Canada Agreement (“USMCA”) from its predecessor NAFTA Agreement, could adversely affect the investment climate and economic activity in Mexico, Canada and/or in the United States and impact our results of operations and net results.

-          We have a growing credit exposure to Petróleos Mexicanos S.A. de C.V. (“Pemex”), a Mexican state-owned entity and our main customer in Mexico. Starting in 2019 and through 2020, we have been building a hefty balance of accounts receivable with Pemex, which decreased slightly in 2020, as a result of our continuous collection efforts during the year and reduced sales. In February 2021, the Mexican government announced its intention to grant Pemex a significant tax break aimed at reordering the company’s finances. However, if we are not able to further reduce our exposure to Pemex and Pemex defaults on its payments, our revenues and profitability would be adversely affected.

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

-          In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over its competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between the Federal government and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network. The new LIE, which remains subject to implementing regulations by the competent authorities has already been challenged in court by affected players. There is uncertainty about the final outcome of court review and the energy reform could negatively affect the operations of Techgen S.A. de C.V. (“Techgen”), the power plant in which Tenaris holds a 22% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot fully assess the effects of the energy market reform on our operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

-          In past years, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union. In 2020 our Mexican operations did not experience any disruptions due to these stoppages, but we cannot assure that such events will not cause further disruptions in the near future.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of developing integrated product and service solutions designed to differentiate our offerings from those of our competitors and meet the needs of our customers for lower operational costs and reliable performance even in the most demanding environments, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated, may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to compensate the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and improve our competitive position. Even if we successfully implement our business strategy, it may not yield the expected results. In 2020, JFE Holdings Inc. (“JFE”), our partner in NKKTubes K.K. (“NKKTubes”), informed Tenaris of its decision to cease the operations of certain facilities located at the Keihin complex in 2024, which may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Although the parties will seek a mutually acceptable solution, we cannot predict the outcome of such discussions and the implications to NKKTubes’ operations and results.

We could be subject to regulatory risks associated with our international operations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions involving sales to Iran, Syria, Venezuela, and Russia that restrict or prohibit transactions involving such countries, persons and entities. Similarly, we are subject to the U.S. anti-boycott laws. These laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, in March 2018, under Section 232 of the Trade Expansion Act of 1962 (“Section 232”), the United States imposed a 25% tariff on steel articles imported from all countries, with the exemption of Canada and Mexico, as member states of the USMCA, and imports of steel tubes from Australia, Argentina, Brazil and South Korea (the latter three with specific quotas per product). The U.S. government has also granted three successive exemptions on imports from Italy, Mexico, Romania and Argentina, of steel billets to be used at our Bay City mill, for an aggregate amount of 1,250,000 tons. The current exemption covers 405,000 tons from Italy and Romania and is valid until August 2021. Exemptions are granted only for a one-year term and future requests might not be granted, thus adversely affecting our operations or revenues. Additionally, countries could impose or expand local content requirements or regulations which could limit our capacity to compete effectively, increase our costs and reduce our profitability. For further information, see “Risks Relating to our Industry – Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.” In addition, failure to comply with applicable trade regulations could also result in criminal and civil penalties and sanctions.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy. In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (“OECD”) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. At the EU level, the European Commission has adopted its Anti Tax Avoidance Directive (“ATAD”), which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. Changes to tax laws and regulations in the countries where we operate require us to continually assess our organizational structure and could lead to increased risk of international tax disputes. Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. For example, in January 2020, we acquired IPSCO Tubulars Inc. (“IPSCO”), a U.S. producer of seamless and welded OCTG and line pipe products, for $1.0 billion. Consistent with our growth strategy, we intend to continue considering strategic acquisitions, investments and partnerships from time to time to expand our operations and establish a local presence in our markets. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to timing, profitability, market and customer behavior and other matters that may subsequently prove to be incorrect. For example, we negotiated the terms for the acquisition of IPSCO in early 2019 based on assumptions made at that time, but due to the length of the antitrust review process, we were able to complete the acquisition only in 2020 under materially worse market circumstances. For more information on IPSCO’s acquisition see note 32 “Business combinations – Acquisition of IPSCO Tubulars, Inc.” and for information on impairment charges on our U.S. operations see note 5 “Impairment charge” both to our audited consolidated financial statements included in this annual report. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results.

Our steel pipe manufacturing processes depend on the operation of critical steelmaking equipment, such as electric arc furnaces (“EAF”), continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions, including those related to climate change could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in a region prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters. For more information on the risks associated with climate-change, see “Risks Relating to Our Business – Climate change, including extreme weather conditions, has in the past and may in the future adversely affect our operations and financial results”.

Our operations may also be adversely affected as a result of work stoppages or other labor conflicts. In past years, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union. Although in 2020 our Mexican operations did not experience any disruptions due to these stoppages, we cannot assure that such events will not cause further disruptions in the near future. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant inflationary pressures and higher tax burdens, increase labor demands and could eventually generate higher levels of labor conflicts, which could also trigger operational disruptions.

In addition, some of our facilities or production lines have been closed or shutdown as a result of the cost containment measures adopted to respond to the recent economic crisis or in response to governmental regulations to prevent the effects of the COVID-19 pandemic or due to the unavailability of workforce. For more information on the status of our operations see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

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

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. On December 31, 2020, we had $1,086 million in goodwill corresponding mainly ($920 million) to the acquisition of Hydril Company (“Hydril”) in 2007. In addition, we recognized goodwill for approximately $357 million in connection with our acquisition of IPSCO. As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for its U.S. operations, Tenaris recorded impairment charges as of March 31, 2020, for an aggregate amount of approximately $622 million. For more information on impairment charges on our U.S. operations see note 5 “Impairment charge” to our audited consolidated financial statements included in this annual report.

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

We operate globally and conduct business in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act (“FCPA”). Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits. For information on matters related to an ongoing investigation in connection with certain allegedly improper payments in Brazil, please refer to Item 8. A. “Consolidated Statements and Other Financial Information – Legal Proceedings”.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local,state, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the European Union, Canada, and Japan are generally comparable to U.S. standards, other nations, particularly developing nations, including China, have substantially fewer or less rigorous requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

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

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending, or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied or our trade secrets are not adequately protected. Our competitors may be able to independently develop technology that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

Cyberattacks could have a material adverse impact on our business and results of operation.

We rely heavily on information systems to conduct our business. Although we devote significant resources to protect our systems and data, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Cyber-attack attempts, such as ransomware, phishing, spoofing and whaling, increased in 2020 in the context of the COVID-19 pandemic, primarily due to a significant expansion of remote work practices among our employees, customers and suppliers. For example, in 2020, we suffered four spoofing attempts with no impact on results. In this context, we deployed additional controls to upgrade monitoring, detection and response capabilities against hacking, malware infection, cybersecurity compromise and other risks. Given the rapidly evolving nature of cyber threats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products or production downtimes), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack).

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, including as a result of deteriorating market conditions, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning potential restrictions on our ability to collect dividends from certain subsidiaries, see “Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition” and Item 5.G. “Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

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

As of the date of this annual report, San Faustin beneficially owned 60.45% of our outstanding voting shares. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), holds voting rights in San Faustin sufficient to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risks Relating to shares and ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

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

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and (ii) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the beneficiaries), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

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

Item 4. Information on the Company

Overview

We are the leading manufacturer of pipes and related services for the world's energy industry and certain other industrial applications. Our manufacturing system integrates steelmaking, pipe rolling and forming, heat treatment, threading and finishing across 16 countries. We also have a research and development (“R&D”) network focused on enhancing our product portfolio and improving our production processes. Our team, based in more than 30 countries worldwide, is united by a passion for excellence in everything we do.

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

A.  History and Development of the Company

The Company

Our holding company’s legal and commercial name is Tenaris S.A. The Company was established as a société anonyme organized under the laws of the Grand Duchy of Luxembourg on December 17, 2001. The Company’s registered office is located at 26 Boulevard Royal, 4th Floor, L-2449, Luxembourg, telephone +(352) 2647-8978. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation (“TEUS”), located at 2200 West Loop South, Suite 800, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca S.A.I.C. (“Siderca”), the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We acquired Siat S.A., an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of the date of this annual report, our investments include controlling interests in several manufacturing companies:

  Tubos de Acero de México S.A. (“Tamsa”), the sole Mexican producer of seamless steel pipe products;
  Dalmine S.p.A. (“Dalmine”), a leading Italian producer of seamless steel pipe products;
  Confab Industrial S.A. (“Confab”), the leading Brazilian producer of welded steel pipe products;
  NKKTubes, a leading Japanese producer of seamless steel pipe products;
18

  Algoma Tubes Inc. (“AlgomaTubes”), the sole Canadian producer of seamless steel pipe products;
  S.C. Silcotub S.A. (“Silcotub”), a leading Romanian producer of seamless steel pipe products;
  Maverick Tube Corporation (“Maverick”), a U.S. producer of welded steel pipe products;
  Prudential Steel Ltd. (“Prudential”), a welded pipe mill that produced OCTG, and line pipe products in Canada;
  Tenaris TuboCaribe Ltda. (“TuboCaribe”), a welded pipe mill producing OCTG products including finishing of welded and seamless pipes, line pipe products, and couplings in Colombia;
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
  Tenaris Bay City Inc. (“Tenaris Bay City”), a state-of-the-art seamless pipe mill in Bay City, Texas;
  Saudi Steel Pipe Company (“SSPC”), a Saudi producer of welded steel pipe products;
  IPSCO, a North American manufacturer of seamless and welded steel pipes; and
  sucker rod businesses, in various countries.
  We also own strategic interests in:
  Ternium S.A. (“Ternium”), one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;
  Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries; and
  Techgen, an electric power plant in Mexico;

In 2019, we entered into a joint venture with Severstal to build and operate a welded pipe mill to manufacture OCTG products in Surgut, Western Siberia. Construction activities for the welded pipe mill have been put on hold while the joint venture partners assess changes in the relevant markets and the competitive environment to determine whether adjustments or changes to the project could be necessary. Our share in the joint venture is 49%.

In 2020, we also entered into a joint venture with Inner Mongolia Baotou Steel Union Co., Ltd. (“Baotou Steel”) to build a premium connection threading facility to finish steel pipe products produced by our joint venture partner in Baotou, China, for sale in the domestic market.

Tenaris’s Prudential facility, located in Calgary, Alberta, was closed down in 2020, and the pipe manufacturing operations of seamless, welded and premium products in Canada will be consolidated at our AlgomaTubes facility located in Sault Ste. Marie, Ontario with an additional investment of $72 million. This repositioning of the industrial activities, which is estimated to be completed by the end of 2021, is expected to strengthen the competitiveness and increase the domestic production capabilities for the Canadian market.

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
  expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments, including low carbon energy applications, such as hydrogen and carbon capture and storage;
  enhancing our offering of technical, digital and supply chain integration services designed to enable customers to optimize well planning and integrity, simplify operations and reduce overall operating costs; and
  securing an adequate supply of production inputs and reducing the manufacturing costs of our core products.

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

-          In February 2019, we entered into a joint venture with Severstal to build and operate welded pipe plant in West Siberia, Russian Federation. As indicated above, construction activities for that plant have been put on hold.

-          In January 2020, we acquired IPSCO, a North American manufacturer of seamless and welded steel pipes, from PAO TMK (“TMK”), with facilities located mainly in the midwestern and northeastern regions of the United States, and a steel shop in Koppel, Pennsylvania. For more information on IPSCO’ acquisition see note 32 “Business combinations – Acquisition of IPSCO Tubulars, Inc.” to our audited consolidated financial statements included in this annual report.

-          In December 2020 we entered into a joint venture with Baotou Steel to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market.

Our track record on companies’ acquisitions is described above (see “History and Development of the Company – Tenaris”).

Expanding our range of products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized R&D facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in challenging environments, including those for low-carbon applications associated with the energy transition.

Enhancing our offering of technical, digital and supply chain integration services - Rig Direct® - and extending their global deployment

We continue to enhance our offering of Rig Direct® services and extend their deployment worldwide. For many years, we have provided these services, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis, complemented by technical advice and assistance on the selection of materials and their use in the field, in markets like Mexico and Argentina. In response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, the extent and deployment of our Rig Direct® services has been extended throughout North America and in other markets around the world (e.g., North Sea, Romania, Indonesia and, most recently, the United Arab Emirates) and now include digital and more extensive supply chain integration services. Through the provision of Rig Direct® services, we seek to integrate our operations with those of our customers using digital technologies to shorten the supply chain and simplify operational and administrative processes, as well as technical services for well planning and well integrity, to reduce costs, improve safety and minimize environmental impact. They are also intended to differentiate us from our competitors and further strengthen our relationships with customers worldwide through long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products and, in the future, reduce the carbon emissions intensity of our operations over the long term. We aim to achieve a vertically integrated value chain for our production. To this end, we purchase most of our supplies through Exiros, a specialized procurement company the ownership of which we share with Ternium. Exiros offers us integral procurement solutions, supplier sourcing activities; category organized purchasing; suppliers’ performance administration; and inventory management. In addition, through IPSCO’s acquisition, we have secured a steel shop in Koppel, Pennsylvania, which is our first steel shop in the United States and provides vertical integration through domestic production of a significant part of our steel bar needs in the United States.

Our Competitive Strengths

We believe our main competitive strengths include:

  our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;
  our ability to develop, design and manufacture technologically advanced products;
  our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in most of the countries in which we have manufacturing operations;
  our proximity to our customers;
  our human resources around the world with their diverse knowledge and skills;
  our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and
  our strong financial condition.

Business Segments

Tenaris has one major business segment, “Tubes”, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly casing, tubing and line pipe products used in drilling and transportation activities. Demand for steel pipe products from the energy industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of such wells. As the energy transition advances, demand is also expected to grow in low-carbon energy applications such as geothermal, hydrogen and carbon capture and storage. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

The “Others” segment includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, heat exchangers, utility conduits for buildings and the sale of energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II C. Accounting Policies – Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods (“OCTG”). We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For more complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used. In addition to oil and gas applications, many of our products can also be used in low-carbon energy applications, such as geothermal, hydrogen and carbon capture and storage.

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

Premium joints and couplings.Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the “TenarisHydril” brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside the United States and, since our acquisition of IPSCO in January 2020, we now own the “Ultra” and “TORQ” ranges of premium connections, which are used mainly in U.S. onshore applications.

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

  state-of-the-art, strategically located plants;
  favorable access to high quality raw materials, energy and labor at competitive costs;
  operating history of more than 60 years, which translates into solid industrial know-how;
  constant benchmarking and best-practices sharing among the different facilities;
  increasing specialization of each of our facilities in specific product ranges; and
  extensive use of digital technologies in our production processes.

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America and in Saudi Arabia. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute (“API”), and premium joints in the United States, Canada, China, Ecuador, Kazakhstan, Indonesia, Nigeria, the United Kingdom, Saudi Arabia and until recently in Denmark.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated.

In 2020, our production capacity for steel bars, seamless and welded pipes increased mainly as a result of IPSCO’s acquisition. Capacity of welded tubes in 2019 increased compared to 2018, due to the acquisition of a controlling interest in SSPC.

	At or for the year ended December 31,
	2020	2019	2018
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	4,485	3,985	3,935
Actual Production	1,749	2,835	3,167
Tubes – Seamless
Effective Capacity (annual) (1)	4,680	4,300	4,300
Actual Production	1,914	2,629	2,798
Tubes – Welded
Effective Capacity (annual) (1)	3,780	2,980	2,620
Actual Production	268	671	799

___________________________________________________________________________

(1) Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

Production Facilities – Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico; one steel shop, two seamless pipe rolling mills, five welded pipe manufacturing facilities and seven threading plants in the United States; and a seamless pipe rolling mill and a threading plant in Canada. We have recently closed a welded pipe manufacturing facility in Canada, and expect integrate seamless and welded pipe production in our remaining pipe producing plant.

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
  a cold-drawing mill; and
  an automotive components production center.

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2020, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	1,200
Pipe Production
Multi-Stand Pipe Mill	700
PQF Mill	450
Pilger Mill	80
Cold-Drawing Mill	35
Auto Components Facility	30

_______________________________________________________

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

In Mexico, beginning in April 2020, Tenaris’s plants operated at reduced levels due to the mandatory lockdowns and significant drop in demand for our products; however, activity started to increase by the end of 2020. For further information on the status of our operations see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

United States

In the United States we have the following production facilities:

Koppel, Pennsylvania: Tenaris’s first steel shop in the United States, located on an area of 89 hectares with an annual production capacity of approximately 430,000 tons. An $11 million investment is ongoing to expand the plant’s size range capabilities, allowing it to produce bars in a wider range of sizes and securing a reliable source of billets to supply both our Bay City and Ambridge rolling mills. With the completion of this investment, the facility will provide vertical integration through domestic production of a significant part of Tenaris’s steel bar needs in the United States. The facility also includes a heat treatment line.

Bay City, Texas: Our 1.2 million square feet greenfield seamless mill was inaugurated in December 2017, and is located on an area of 552 hectares. The facility is the result of an investment of $1.8 billion and includes a state-of-the-art rolling mill with a capacity of approximately 600,000 tons per year (with an outside diameter range of 4 ½ to 9 5/8 inches), as well as finishing and heat treatment lines and a logistics center.

The Bay City facility comprises:

• a retained mandrel mill premium quality finishing (“PQF”);

• a fully automated intermediate warehouse;

• a heat treatment line; and

• a finishing line.

Ambridge, Pennsylvania: a seamless rolling mill located on an area of 19 hectares, with a capacity of approximately 380,000 tons per year (with an outside diameter range of  2 3⁄8 through 5 1⁄2 inches).

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
  a plant comprising two mills producing 4 1⁄2 through 16 inches API products with two finishing lines; and
  a coating facility coating sizes up to 16 inches.

Additionally we have several facilities processing steel coils to produce ERW OCTG in various states, with a combined capacity of approximately 1 million tons with an outside diameter range of 2 3⁄8 to 16 inches.

These facilities are complemented by various threading facilities in different states, which are mainly dedicated to the finishing of tubes with premium connections.

In response to the abrupt and steep decline in product demand, most of our U.S. based facilities were temporarily closed during 2020; however, some of them are expected to resume operations during 2021 as market conditions continue to improve.

Canada

In Canada, we have a seamless steel pipe manufacturing facility located in Sault Ste. Marie, near the mouth of Lake Superior in the province of Ontario. The facility includes a retained mandrel mill, a stretch reducing mill and heat treatment and finishing facilities producing seamless pipe products with an outside diameter range of 3 1/2 to 9 7⁄8 inches. The effective annual production capacity of the facility is approximately 300,000 tons. We mainly use steel bars produced by our integrated facilities in Romania, Italy, Mexico and Argentina.

Until recently, we also owned a welded steel pipe manufacturing facility located in Calgary, Alberta, which processed steel coils into ERW OCTG and line pipe with an outside diameter range of 2 3⁄8 to 12 3⁄4 inches. The facility included a slitter, three welding lines and four threading lines. The effective annual production capacity of this plant for 2020 was approximately 400,000 tons. This facility has been shut down during 2020. Some of its equipment is being relocated to our Sault Ste. Marie facility in Ontario, as part of a repositioning plan for our industrial activities, which is estimated to be completed by the end of 2021, and is expected to strengthen the competitiveness and increase the domestic production capabilities of the Canadian market.

In addition, we have a threading facility in Nisku, Alberta, near the center of Western Canadian drilling area. The facility has ten computer numerical control (“CNC”) lathes dedicated to premium connections and accessories including related repairs.

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

The Campana facility comprises:

  a direct reduced iron (“DRI”) production plant;
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
  a cold-drawing mill; and
  a port on the Paraná river for the supply of raw materials and the shipment of finished products.

Our local electric energy requirements are satisfied through purchases in the local market and by a 35 megawatts thermo-electric power generating plant located within the Campana facility.

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2020, are as follows:

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

Our plants in Argentina operated at technical minimums in response to mandatory lockdown measures implemented in March 2020; activity resumed gradually as most restrictions have been lifted. For further information on the status of our operations see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

In March 2021, Tenaris acquired fracking equipment from U.S.-based oil services company Baker Hughes in Argentina, allowing it to step up its services in the Vaca Muerta shale deposit on an expected rise in activity. The deal includes a pressure pumping fleet, a coiled tubing unit and related equipment.

 Brazil

In Brazil we have the Confab welded pipe manufacturing facility, located at Pindamonhangaba, 160 kilometers northeast from the city of São Paulo. This facility includes an ERW rolling mill and a SAW longitudinal rolling mill. The facility, which was originally opened in 1974, processes steel coils and plates to produce welded steel pipes with an outside diameter range from 5 1⁄2 to 48 inches for various applications, including OCTG and line pipe for oil, petrochemical and gas applications. The facility also supplies anticorrosion pipe coating made of extruded polyethylene or polypropylene, external and internal fusion bonded epoxy, thermal insulation, concrete weight coating and paint for internal pipe coating. In 2020 we shut down and disassembled one minor production line and therefore slightly reduced the facilitiy’s annual production capacity which remains at approximately 500,000 tons.

Colombia and Ecuador

In Colombia we have TuboCaribe, a pipe manufacturing facility in Cartagena, on an area of 60 hectares, including a state-of-the-art finishing plant for seamless pipes. The total estimated annual finishing capacity is approximately 250,000 tons, with an estimated annual ERW production capacity of approximately 140,000 tons. This facility produces OCTG and line pipe products with an outside diameter range of 2 3⁄8 to 9 5⁄8 inches, and includes three ERW mills, one heat treatment line, one slotting line and three threading lines, including premium connections capacity. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we have a coupling shop with fifty-four lathes, ten cutting machines, and two phosphatizing lines. Inspection and finishing lines complete this facility. The shop has an estimated annual production capacity of 2.3 million pieces, including API and premium threads.

In Colombia, Tenaris reduced its activity in 2020 following the imposition of mandatory lockdowns, experiencing a partial recovery in recent months, but still operating at reduced levels. For further information on the status of our operations, see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

In Ecuador we have a threading and finishing facility with an annual capacity of 35,000 tons, and a service center which is designed to support our RigDirect® strategy, both situated in Machachi.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania, and a premium connection threading facility in the United Kingdom. We have recently dismantled a threading facility in Denmark.

In 2019, we entered into a joint venture agreement with Severstal to build and operate a welded pipe mill to manufacture OCTG products in Surgut, Western Siberia. Construction activities for the welded pipe mill are currently on hold while the joint venture partners assess changes in the relevant markets and the competitive environment to determine whether adjustments or changes to the project could be necessary. Our share in the joint venture is 49%.

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
  a continuous floating mandrel mill (the operations of which have been recently suspended);
  a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment;
  a rotary expander with a finishing line including a heat treatment; and
  two premium connection threading lines.
27

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2020, are as follows:

Effective Annual Production Capacity
(thousands of tons) (1)
Steel Shop	935
Pipe Production
Retained Mandrel Mill Medium Diameter (plus Rotary Expander for Large Diameter)	650

______________________________________________________________

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

In addition to these facilities, we operate a manufacturing facility at Sabbio which manufactures gas cylinders with an annual production capacity of approximately 14,000 tons or 270,000 pieces, and a large vessels plant inside the Dalmine facility, with a production capacity of around 2,500 finished pieces per year.

In order to reduce the cost of electrical energy at our operations in Dalmine, we constructed a gas-fired, combined heat and power station with a capacity of 120 megawatts in Dalmine. Our operations in Dalmine consume a share of the power generated at the power station, which has sufficient capacity to meet almost the whole electric power requirements of these operations. The additional energy needed to cover consumption peaks and the excess energy produced are purchased and sold to the market while heat is sold for district heating.

In Italy, Tenaris reduced its activity following the imposition of mandatory lockdowns imposed in March 2020, and for a limited period of time our Dalmine facility was used exclusively for the manufacturing of oxygen tanks to aid local hospitals and health centers. Over time, however, the facility gradually resumed operations. For further information on the status of our operations, see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

Romania

We have a seamless steel pipe manufacturing facility in northwest Romania, located in the city of Zalau, 530 kilometers from Bucharest. The facility includes a hot rolling mill and has an annual production capacity of approximately 250,000 tons of hot rolled pipes and 210,000 tons of finished products, of which 25,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 21.3 to 159 mm (0.839 to 6.26 inches) for hot rolled tubes and 8 to 120 mm (0.315 to 4.724 inches) for cold drawn tubes. We also have a steelmaking facility in southern Romania, located in the city of Calarasi, with an annual steelmaking capacity of 620,000 tons, supplying steel bars for European operations as well as to other rolling mills in our industrial system. The industrial center in Romania comprises:

  a steel shop including an electric arc furnace, a ladle furnace and a continuous caster;
  a floating mandrel mill;
  four finishing lines, including heat treatment lines, upsetting machine, line pipe, threading, make-up and inspection equipment facilities;
  a coupling shop;
  an accessories line;
  a cold-drawing plant with finishing area; and
  automotive and hydraulic cylinders components’ production machinery.

United Kingdom

In Aberdeen, we have a premium connection threading, manufacturing and repair facility, which works as a hub to service our customers working in the North Sea region. The facility has an annual production capacity of approximately 20,000 pieces, with a production range of 2 3/8 to 20 inches.

Denmark

We had a facility for the manufacturing of casing and tubing accessories and the provision of casing and tubing repairs in Esbjerg. In November 2020, the facility was dismantled and the assets were transferred to other Tenaris production facilities.

Middle East and Africa

We have a controlling participation in SSPC, a welded steel pipe producer, which operates five production lines and produces welded pipes for the local oil & gas industry (OCTG and Line Pipe) and for the industrial and construction sectors. Annual capacity is 360,000 tons covering a diameter range from ½ to 20 inches. We also have a threading facility for the production of premium joints and accessories in Saudi Arabia, with an annual production capacity of 120,000 tons.

Additionally, we have a premium threading facility in Kazakhstan. The state-of-the-art facility has the capacity to produce 45,000 tons of OCTG annually for threading seamless pipes and gas-tight premium connections to serve the local market.

In Nigeria we have a facility dedicated to the production of premium joints and couplings located in Onne. This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, we own a 40% participation in Pipe Coaters, a leading company in the Nigerian pipe coating industry, located in Onne, which supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for onshore and offshore (including deepwater) applications.

Asia Pacific

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless steel pipe products with an outside diameter range of 1 to 17 inches. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. The effective annual production capacity of the facility is approximately 260,000 tons. Steel bars and other essential inputs and services are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Steel Corporation. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have engaged in discussions to seek mutually acceptable solutions. In any case, Tenaris believes that it has the technical capability to manufacture the products supplied by NKKTubes in its other facilities.

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints. Additionally, we have a facility that produces components for the local automotive industry. In December 2020 we entered into an agreement with Baotou Steel to build a steel pipe premium connection threading plant to produce OCTG products in Baotou, China.

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

Production Facilities – Others

We have facilities for the manufacture of sucker rods in Villa Mercedes (San Luis, Argentina), Moreira Cesar (São Paulo, Brazil), Veracruz (Mexico), Campina (Romania) and Conroe (Texas, United States). Our total annual manufacturing capacity of sucker rods is approximately 3.3 million units.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $5,147 million in 2020, compared to $7,294 million in 2019 and $7,659 million in 2018. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2020		2019		2018

Tubes	4,844	94%	6,870	94%	7,233	94%
Others	303	6%	424	6%	426	6%
Total	5,147	100%	7,294	100%	7,659	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2020		2019		2018
Tubes
- North America	2,108	44%	3,307	48%	3,488	48%
- South America	660	14%	1,240	18%	1,284	18%
- Europe	566	12%	641	9%	628	9%
- Middle East & Africa	1,194	25%	1,337	19%	1,541	21%
- Asia Pacific	315	7%	345	5%	292	4%
Total Tubes	4,844	100%	6,870	100%	7,233	100%

North America

Sales to customers in North America accounted for 44% of our sales of tubular products and services in 2020, compared to 48% in 2019 and 2018.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past few years, we have extended our integrated product and service model, which we call Rig Direct®, throughout North America, and we operate a seamless pipe mill at Bay City, Texas, which is strategically located to serve the Eagle Ford and Permian regions. On January 2, 2020, we completed the acquisition of IPSCO, which has further strengthened our local production capabilities and capacity to provide Rig Direct® services in the United States. Under Rig Direct®, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels and simplifying operational processes. We first introduced the Rig Direct® model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis. Today, we supply a large majority of our U.S. and Canadian customers for OCTG products with Rig Direct® services.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and regional natural gas prices. In the past few years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and rose significantly, from 5.6 million b/d in 2011 to 12.8 million b/d at the end of 2019. Due to the COVID-19 pandemic and collapse in oil prices, production fell back to 10.8 million b/d at the end of 2020. Production of natural gas liquids (“NGLs”) has also increased significantly in the past few years in North America. This rapid increase in production, however, contributed to an excess of supply in the global oil market in 2014 and a consequent collapse in the price of oil, as other producers, were for a time unwilling to adjust their production levels to balance the market. Further rapid increases in production in 2018 and 2019 led to OPEC member country producers and other producers agreeing to cut production to balance the market and support oil prices. In 2020, however, the impact of the COVID-19 pandemic led to a sudden and substantial reduction in global oil demand in the first half of 2020 and a collapse in oil prices. Global oil demand and prices are now recovering, as COVID-19 vaccination programs begin to be rolled out, economic activity recovers, and OPEC and other producer countries, including Russia, have implemented substantial production cuts to lower supply below demand and consequently reduce the level of excess inventories that had been built up. At the same time, U.S. shale producers are now restraining increases in investments in response to the post COVID-19 recovery of oil prices as they are finding it more difficult to access financial markets to finance production growth and are having to deleverage their balance sheets.

Natural gas production has risen rapidly over the past few years and the United States became a net exporter of natural gas for the first time in 2017 and has now become a significant exporter of liquefied natural gas (“LNG”) to global markets. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves.

The drop in oil prices in the second half of 2014 led to a drastic reduction in drilling activity throughout North America until the second half of 2016 when activity began to recover in the United States and Canada as a result of sharply lower production costs and more stable oil prices. In 2017 and 2018, drilling activity recovered and oil and gas production increased in the United States and Canada but declined throughout 2019, before collapsing along with oil prices with the onset of the COVID-19 pandemic in the first half of 2020. Activity has now started to recover but remains significantly below the level at the end of 2019.

The level of drilling activity in North America, and consequently demand for our products and services, could also be affected by actions taken by the governments of the region to accelerate energy transition. For example, the new Biden administration in the United States has temporarily halted leases for drilling rights on Federal lands and halted the Keystone pipeline development.

Demand for, and our sales of, OCTG products in the United States and Canada plummeted in 2015 and 2016, to less than a quarter of the level reached in 2014, affected by high inventory levels as well as the collapse of drilling activity. In 2017 and 2018, however, demand and sales recovered strongly as drilling activity increased and inventory levels returned to more normal levels. In 2019, demand and sales declined, as U.S. rigs decreased by approximately 25% in the year. During 2020, the U.S. rig count plummeted to a record low but began to recover in the fourth quarter.

During 2018, the U.S. government introduced Section 232 tariffs and quotas on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. The proportion of the OCTG market supplied by imports has declined from around 60% prior to the imposition of tariffs and quotas to around 40% at the end of 2020.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects. The blow-out at the Macondo well in the Gulf of Mexico and the subsequent spillage of substantial quantities of oil resulted in a moratorium that halted drilling activity. The drilling moratorium was lifted in October 2010, when new regulations affecting offshore exploration and development activities were announced. Since then, drilling activity recovered but, in addition to oil price movements, could be affected by actions taken by the government to restrict drilling activity on Federal lands, which include the Gulf of Mexico.

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

At the end of 2013, Mexico reformed its constitution to allow increased private and foreign investment in the energy industry. Pursuant to these reforms, foreign and private investors are allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company, but ceased having a monopoly on production. In addition, a new regulatory framework was developed and contracts with foreign and private investors were awarded. More recently, the government has taken steps to strengthen the role and primacy of Pemex in oil and gas production in the country in a partial reversal of these reforms.

Following the 2014 decline in oil prices, drilling activity in Mexico and demand for our OCTG products plummeted as the financial condition of Pemex has deteriorated and the impact of investments from the energy reform process in Mexico had yet to take effect. In 2019, however, drilling activity at Pemex recovered as the Mexican government increased funding available for the company as part of a policy of arresting and reversing production decline and investments from the reform process have proceeded. The government, however, has halted further progress on the energy reform process and the financial condition of Pemex remains under stress.

South America

Sales to customers in South America accounted for 14% of our sales of tubular products and services in 2020, compared to 18% in 2019 and 2018.

Our largest market in South America is Argentina. We also have significant sales in Brazil and Colombia. We have manufacturing subsidiaries in each of these countries.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A. (“YPF”), the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance, which we renewed for an additional five-year term at the beginning of 2018, under which we provide Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. Drilling activity fell significantly during 2019 after the electoral process in Argentina. In 2020, our sales were affected by ongoing uncertainties regarding the energy policies that would be adopted by the new government as well as the onset of the COVID-19 pandemic which led to the suspension of all drilling activity during a couple of months in the year. Activity began to resume towards the end of the year.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. In 2020, the onset of the COVID-19 pandemic and collapse in oil prices have postponed mainly onshore drilling with some postponements also in offshore. Nevertheless, consumption of OCTG products in Brazil stabilized over the past four years, after falling in the period 2014-2016 as Petrobras had reduced its investments in response to budgetary constraints, concentrating on developing its most productive reserves in the pre-salt fields and halting other investments. Demand for line pipe for pipeline projects has declined to very low levels with only one major project implemented in the past six years. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies have increased their investments in Brazil in the past years, while Petrobras is planning to focus investments in world class assets in deepwater, which could lead to increased activity in future years. Our sales in the local market are currently mostly concentrated on large diameter conductors and surface casing with connectors for the pre-salt and other offshore developments, as well as smaller diameter casing for use in offshore and in the remaining onshore exploration and production activity.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. Although the market grew rapidly when oil prices were high as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment, drilling activity in Colombia was deeply affected by the 2014 collapse in oil prices and fell to a very low level in 2016. However, activity subsequently recovered in response to higher oil prices, but was again deeply affected with the onset of the COVID-19 pandemic and collapse in oil prices. As oil prices have now risen, drilling activity in Colombia is also recovering. Our principal customer in Colombia is Ecopetrol S.A., which we supply with Rig Direct® services and with whom we renewed a long-term agreement in the beginning of 2018. We have recently strengthened our industrial position in Colombia through investing in the installation of modern heat treatment, pipe threading and processing facilities which enables us to serve this market with more local industrial content and our customers with more efficient Rig Direct® services.

In Guyana, we have been providing casing for the development wells in the new Lisa deepwater offshore play since 2018 under Rig Direct® conditions.

We also have sales in Ecuador, supplying Petroamazonas Ecuador S.A. (“Petroamazonas”), the national oil company, as well as private operators. To increase local content, we have established a local OCTG threading facility in Machachi.

We were present in the Venezuelan OCTG market for many years and we maintained business relationships with Petróleos de Venezuela S.A. (“PDVSA”) and the joint venture operators in the oil and gas sector until the implementation of the OFAC sanctions. Additionally, we maintained business relationships with Chevron in Venezuela until April 22, 2020, when their general License 8E of the sanctions expired. Our sales in Venezuela, however, have declined to a low level and we do not foresee any significant recovery at this time.

Europe

Sales to customers in Europe accounted for 12% of our sales of tubular products and services in 2020, compared to 9% in 2019 and 2018.

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

In Europe we also have significant sales to the oil and gas sector, particularly in the North Sea. Demand from this market is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in the North Sea and other areas, like Romania. In addition, U.S. and European sanctions are affecting demand for our premium pipe products in Russia.

Europe is also a region which we expect will be at the forefront of developments in low-carbon energy, including hydrogen storage and transportation, carbon capture use and sequestration and waste-to-energy power generation. We are participating in these market segments where we expect to see growth in sales in the coming years.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 25% of our sales of tubular products and services in 2020, compared to 19% in 2019 and 21% in 2018.

Our sales in the region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, and, more recently, OPEC+ countries, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, has shown strong growth in sour and high pressure gas field drilling activity. They have also maintained and, in some cases, increased investments to offset decline and add oil production capacity. Additionally, in the eastern Mediterranean, vast reserves of natural gas have been discovered, some of which have been targeted for fast track development.

In Africa, international oil companies increased investments in exploration and production in offshore projects in 2012 and 2013 but began to postpone or reduce their investment commitments in 2014 due to the high cost of offshore project developments and a lower success rate in exploration activity. Since 2015, following the oil price collapse, exploration activity has been cut back and major project commitments have been postponed. The effect on demand was compounded by the high inventory levels held in the region.

In the Caspian, major oil companies operating in Kazakhstan and Azerbaijan increased their investments and drilling activity following the recovery of oil prices in 2017 and we opened a premium threading facility in Kazakhstan in 2019. More recently, however, our sales have been affected by the impact of the COVID-19 virus on the operations of our customers and the impact on drilling activity of adherence to the production cuts agreed by the OPEC+ countries in response to collapse of oil demand due to the pandemic.

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

In 2018, we had a peak of sales in the Middle East and Africa region, boosted by sales of line pipe for offshore gas projects in the Eastern Mediterranean. In 2019 and 2020, sales in the Middle East rose while sales in Africa (including the East Mediterranean) were affected by the slowdown in drilling activity and investments in deepwater projects. We expect sales in the region to decline in 2021 as a result of various factors, including the slowdown in investments in drilling activity pursuant to the pandemic and reduction in oil demand and prices and ongoing inventory reductions at some of the region’s largest consumers like Saudi Arabia and the United Arab Emirates.

In January 2019, we completed the acquisition of 47.79% of SSPC, a listed welded steel pipe producer in Saudi Arabia. SSPC produces OCTG, line pipe and commercial pipe products mainly for the local market. It is qualified to supply Saudi Aramco for certain products. Through this investment, Tenaris has increased its local industrial presence in an important oil and gas market where policies are being implemented to diversify the economy and increase local manufacturing. Saudi Arabia continues to reinforce measures in favor of local content and, in July 2020, increased import duties on seamless pipe products from 5% to 10% and on welded pipe products from 5% to 15%. In August 2019 we were awarded a long-term agreement with Rig Direct® conditions, valued at $1.9 billion, to supply approximately half of the OCTG requirements of Abu Dhabi National Oil Company’s (“ADNOC”) in Abu Dhabi over the next five to seven years. In order to serve this market, we intend to expand our local service base and construct a new premium OCTG threading facility.

Asia Pacific

Sales to customers in the Asia Pacific accounted for 7% of our sales of tubular products and services in 2020, compared to 5% in 2019 and 4% in 2018.

We have a significant presence in the region with local production facilities in Indonesia, China and Japan and, in recent years, we established service centers in Australia and Thailand, but have recently closed the service center in Thailand.

Sales to Indonesia and other markets in South East Asia and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity. The recent collapses in the price of oil have deeply affected drilling activity and our sales throughout the region, where drilling is mainly onshore. In 2016, however, we won a significant long-term agreement to provide pipes with Rig Direct® services in Thailand which briefly made Thailand our largest market in the region, until this long-term agreement was concluded in 2020, anticipating changes in the ownership of oil and gas development concessions.

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Over the past years, China has significantly reduced its imports of OCTG products as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automobiles. More recently, we have begun to supply pipes under a Rig Direct® contract for a shale gas operation. In 2020, we established a joint venture with Baotou Steel, a major domestic supplier of seamless pipes to the onshore oil and gas fields, for the construction of a premium threading facility located within our partner’s steelmaking facilities in Inner Mongolia. The new facility, which will finish pipes produced mainly by our joint venture partner, is expected to startup at the end of 2021. Our participation in the joint venture is 60%.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity.

Others

Our other products and services include sucker rods used in oil extraction activities, coiled tubes used in oil and gas extraction activities, industrial equipment of various specifications and for diverse applications, sales of pipe for construction activities from our Italian Piombino and U.S. Geneva (former-IPSCO) mills, and sales of raw materials and energy that exceed our internal requirements. Net sales of other products and services amounted to 6% of total net sales in 2020, 2019 and 2018.

Competition

The global market for steel pipe products is highly competitive. Seamless steel pipe products, which are used extensively in the energy industry particularly for offshore, high pressure, high stress, corrosive and other complex applications, are produced in specialized mills using round steel billets and specially produced ingots. Welded steel pipe products are produced in mills which process steel coils and plates into steel pipes. Steel companies that manufacture steel coils and other steel products but do not operate specialized seamless steel mills are generally not competitors in the market for seamless steel pipe products, although they often produce welded steel pipes or sell steel coils and plates used to produce welded steel pipes.

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

Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide became acute, extending beyond commodity grades. This situation has been accentuated by the more recent COVID-19 induced collapse in demand and the prospect of an accelerated energy transition. The competitive environment is, as a result, intense, and we expect that this can only continue without substantial capacity reductions. Effective competitive differentiation and industry consolidation will be key factors for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

  Vallourec S.A. (“Vallourec”), a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”). Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building mills in Brazil (jointly with NSSMC) and, Youngstown, Ohio, acquiring three tubular businesses in the United States and Saudi Arabia, and concluding an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company (“Tianda”) to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSSMC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSSMC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSSMC for the development and testing of premium connection products and technology. Despite this restructuring program, Vallourec’s losses continued and its equity position has turned negative. Vallourec has recently announced a further financial restructuring, in which its current shareholders will be severely diluted and its creditors, including private equity investors, will assume effective control. This restructuring is expected to be completed in June 2021. Under this restructuring, NSSMC will exit its investment in the Brazilian mill and have its position in Vallourec diluted to around 3%.
  Japanese players NSSMC and, to a lesser extent, JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSSMC increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and further strengthened its ties with Vallourec through participating in Vallourec’s 2016 capital increase and combining their respective Brazilian operations. As part of the latest financial restructuring of Vallourec, NSSMC will relinquish its participation in the Brazilian operation and cede its reference shareholder position in Vallourec.
  In recent years, TMK, a Russian company, has led the consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC (“Gulf International Pipe”), a welded pipe producer in Oman. More recently, however, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and selling IPSCO to Tenaris.
36

  Over the past two decades, Chinese producers increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. In 2009, the largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan to build a new seamless pipe facility in the United States in Corpus Christi, Texas; heat treatment and pipe finishing facilities have been constructed but steelmaking and hot rolling facilities have not been completed. As part of a financial restructuring, a 51% shareholding in TPCO was sold to Shanghai Electric Group. Although producers from China compete primarily in the “commodity” sector of the market, several of these producers, including Baosteel Group (“Baosteel”) and TPCO, have developed and are selling more sophisticated products, particularly in the domestic market.
  The tubes and pipes business in the United States and Canada has experienced significant consolidation over the years, while new players have also emerged. Following the acquisitions of Maverick and Hydril by Tenaris and the earlier acquisition of North Star Steel by Vallourec, U.S. Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. (“Evraz”) and TMK, two Russian companies, acquired IPSCO’s Tubular division, with Evraz retaining IPSCO’s operations in Canada and TMK acquiring IPSCO’s operations in the United States. Subsequently, Tenaris constructed a greenfield seamless pipe mill at Bay City, Texas and acquired IPSCO from TMK in January 2020, becoming the leading seamless pipe producer in the U.S., while US Steel integrated its seamless pipe business by building an EAF steel shop in Fairfield, Alabama, which started up in late 2020. At the same time, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010; Benteler International A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; and a plethora of welded pipe mills established by subsidiaries of foreign pipe producers, such as SeAH Steel (“SeAH”), of Korea and JSW Group (“JSW”), of India. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities. In Canada, Tenaris recently closed its Prudential welded pipe mill in Calgary and announced an investment plan to concentrate production of seamless and welded pipes at its seamless pipe mill in Sault Ste Marie, Ontario.
  Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a significant market position, despite the application of anti-dumping duties for unfair trading practices and being subject to Section 232 quotas. One of them, SeAH, has acquired and built local welded pipe production facilities in the U.S.
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
  In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, several pipe mills have been established, including a seamless pipe mill built by Jubail Energy Services Company (“JESCO”), a company established with majority participation from a state-backed industrial development company, and a seamless pipe mill originally built by a joint venture of ArcelorMittal and local shareholders (“AMTJ”). These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world. In January 2019, Tenaris acquired a controlling 47.79% participation in SSPC, a local welded pipe producer. In December 2020, the controlling shareholder of JESCO announced that it had signed an agreement to sell its 72% participation in JESCO to AMTJ. This transaction would be part of AMTJ’s proposed acquisition of 100% of JESCO.

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

Capital Expenditure Program

During 2020, our capital expenditures, including investments at our plants and information systems (“IT”), amounted to $193 million, compared to $350 million in 2019 and $349 million in 2018. Of all capital expenditures made during 2020, $168 million were invested in tangible assets, compared to $314 million in 2019 and $318 million in 2018.

In 2020, we focused on enhancing automation and digitalization of our industrial processes, improvements on safety and environmental issues, product differentiation, and competitiveness.

The major highlights of our capital spending program during 2020 included:

•                      investments in our automation three year global plan covering all of our industrial system worldwide; new equipment and related infrastructure to improve safety conditions at our entire industrial system;

•                      the revamping of the electric energy (“EE”) substation and the upgrade of non-destructive test (“NDT”) inspection technology in heat treatments and ultrasonic test (“UT”) line at our Campana facility in Argentina;

•                      a new corrosion laboratory and the installation of a new 43/71 mega volt ampere (“MVA”) transformer in substation 21 at our Veracruz facility in Mexico;

•                      general improvements of McCarty premium plant in Houston, Texas, including the revamping of phosphate process, new lathes, new automatic handling, full revamping of level 2 and pipe traceability implementation;

•                      completion of construction of logistic yards in Houston, Texas.;

•                      the increase of capacity in the steel shop at our Calarasi plant, Romania; and

•                      improvements in thermal coating line and the revamping of the edge press in the large outside diameter (“LOD”) facility in Pindamonhangaba, Brazil.

Capital expenditures in 2021 are expected to remain in line with the level of 2020 including the completion of certain main projects started in 2020. Some ongoing investments include:

•                      the revamping of the steel shop at our Koppel facility in the United States;

•                      the industrial transformation of AlgomaTubes in Canada (new ERW forming and premium threading lines);

•                      a new premium threading plant in China in joint venture with Baotou Steel;

•                      a new yard and service center in Abu Dhabi; and

•                      initial actions to achieve the medium term target of reducing carbon emissions intensity by 30%.

In addition to capital expenditures at our plants, we have invested in digital information systems. Despite the crisis in the oil industry and the pandemic, we have ensured the connectivity of those of our people who have transitioned to remote working. Our focus has been on our industrial system through the execution of the Integrated Scheduling System Project which has been transforming the way we operate and make decisions, and on our commercial relationships through the integration with our customer/vendors which has enabled us to be faster, more flexible and more efficient.

Additionally, we have continued strengthening the protection of our information with our cybersecurity project and are integrating the former IPSCO operations with our systems.

Investments in information systems and other intangible assets totaled $26 million in 2020, compared to $36 million in 2019 and $32 million in 2018.

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

Although the weight of the different steelmaking raw materials and steel vary among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average steel scrap, pig iron, HBI and DRI represent approximately 20% of our steel pipe products’ costs, while steel in the form of billets or coils represents approximately 16%, with direct energy accounting for approximately 4%.

The above raw material inputs are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates, decreased on average in 2020 compared to 2019 and continued with high levels of volatility; prices of raw materials increased sharply during the last months of 2020.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international sources. In Argentina we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy we purchase pig iron and ferrous scrap from local and regional markets. In Mexico we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania we source ferrous scrap mainly from the domestic market and we import pig iron. In the United States, we expect to source scrap from the local market once we reopen our newly acquired Koppel steelmaking facility.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Overall costs for these materials were highly volatile during 2020, decreasing during the first half of the year, mainly driven by low consumption, and increasing by the end of the year along with steel prices. As a reference, prices for Scrap Shredded U.S. East Coast, published by CRU, averaged $274 per ton in 2019 and $260 per ton in 2020 – descending to values around $220 and ascending to around $355 per ton through the year.

Iron ore

We consume iron ore in the form of pellets, for the production of DRI in Argentina. Siderca’s annual consumption of iron ore during 2020 was approximately 115,000 tons, supplied mainly from Brazil by Vale International S.A. (“Vale”).

Iron ore prices at the beginning of 2020 were relatively stable around $90 per ton as global demand was subdued by the COVID-19 pandemic outbreak. However, as steel production in China reached historically high levels, demand and prices for iron ore have risen since the middle of last year to their current levels of around $170 per ton.

The DRI pellet market in 2020 saw a downturn in demand as world steel production outside China declined, particularly in Europe, where the main consumers of this material are based. Pellet premiums averaged $36 per ton in 2020, 42% below 2019 levels. However, as the industry begins to recover worldwide the market is becoming very tight and prices are expected to rise considerably in 2021.

Round steel bars

We mainly satisfy our steel bars and ingots requirements with materials produced in our steelmaking facilities in Romania, Italy, Mexico and Argentina. We complement this internal supply with purchases of steel bars and ingots from third parties as required, and particularly for use in our seamless steel pipe facilities in Japan, Canada, Mexico and the U.S.

In Japan, we purchase these materials from JFE, our partner in NKKTubes. These purchases are made under a supply arrangement pursuant to which the purchase price varies in relation to changes in the cost of production. As a result of their location within a larger production complex operated by the supplier, our operations in Japan are substantially dependent on these contracts for the supply of raw materials and energy. JFE uses imported iron ore, coal and ferroalloys as principal raw materials for producing steel bars at Keihin. In March 2020, JFE, informed Tenaris of its decision to permanently cease the operations of certain facilities located at the Keihin complex in 2024. The closure of JFE’s Keihin facilities may result in the unavailability of the currently supplied steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have engaged in discussions to reach a mutually acceptable solution. In any case, Tenaris believes that it has the technical capability to manufacture the products supplied by NKKTubes in its other facilities.

In Canada, we mainly source our steel bars requirements from our integrated facilities in Romania, Italy, Mexico and Argentina.

In Mexico, we source steel bars from Ternium’s Mexican facilities under an agreement which will be in effect until March 2022 and is renewable for another 12 months, granting us the right to purchase approximately 180,000 tons of steel bars.

In the United States, we currently use steel bars produced in our integrated facilities in Romania, Italy and Mexico and have been granted an exclusion from Section 232 tariffs for the imports of these steel bars. Additionally, we have a contract in place with Nucor Steel to purchase a portion of the steel bars requirements in our Tenaris Bay City mill. With the acquisition of IPSCO in 2020, we own our first steel shop facility in the United States in Koppel, Pennsylvania. After certain investments expected to be completed by the middle of 2021, this facility will also provide steel bars to our Tenaris Bay City mill.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia, Saudi Arabia and the United States.

Steel coil market prices decreased in 2020. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $632 per metric ton in 2020 and $670 per metric ton in 2019. However, prices increased sharply in the last months of 2020, reaching $931 per metric ton in December, $1,278 per metric ton in February and continue to increase as of the date of this annual report.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, during 2020 we renewed a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2021.

In Canada, we had long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index), which terminated at the end of 2020 after we shut down our Prudential mill. Among such suppliers were ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Algoma Steel, which has steel coil manufacturing facilities in Sault Ste Marie, Ontario. We maintain contact with these suppliers, planning for when we resume welded pipe operations after integrating welded pipe manufacturing equipment in our mill in Sault Ste. Marie.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas and Gerdau S.A. (“Gerdau”) in Brazil, from Ternium Argentina S.A. (“Ternium Argentina”), a subsidiary of Ternium in Argentina, and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates and coils from international suppliers when not produced domestically. In Saudi Arabia, we mainly purchase steel coils and plates from the local market.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico, Romania and starting in 2021 in Koppel, Pennsylvania.

In Argentina, our local electric energy requirements are satisfied through purchases in the local market and by a 35-megawatt thermo-electric power generating plant located within the Campana facility. In Dalmine, Italy, we have a 120-megawatt power generation facility which is designed to have sufficient capacity to meet most of the electric power requirements of the operations. The additional energy needed to cover the peaks of consumption and the excess energy produced are purchased and sold to the market while heat is sold for district heating. In Mexico, our electric power requirements are mainly satisfied by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our energy requirements are furnished by the Mexican government-owned Comisión Federal de Electricidad, or the Federal Electric Power Commission. In Romania, we source electric energy from the local market.

We consume substantial volumes of natural gas in Argentina, particularly in the generation of DRI and to operate our power generation facilities. However, 2020 showed a reduction in gas consumption, due to adjusted levels of production. Tecpetrol, a San Faustin subsidiary, is our main natural gas supplier in Argentina under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A. (“TGN”), a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Naturgy S.A. (formerly Gas Natural Ban S.A.), for a maximum transportation capacity corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we have a supply contract with Naturgy S.A. Both contracts with Naturgy S.A are in place until April 2021 and are expected to be renewed.

In addition to the normal amount of gas consumed at our Italian plants, we also require a substantial volume of natural gas in connection with the operation of our power generation facility in Italy. Our natural gas requirements in Italy are currently supplied by Eni S.p.A.

Our costs for electric energy and natural gas vary from country to country. In the last few years energy costs have remained generally flat due to the increasing availability of natural gas from shale plays and additional renewable energy generation at more competitive prices. In a context of uncertainty regarding future energy prices, the Argentine government launched in December 2020 a new gas plan to increase natural gas supply following a drop from the maximum levels reached in 2019. Because winter demand for natural gas continues to outpace supply, Argentina is required to import natural gas from Bolivia, Chile and LNG from the international market, in addition to using liquid fuel to generate electricity. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability” and Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Ferroalloys

For each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially within a short period. Prices for the main ferroalloys consumed by Tenaris decreased significantly during 2020, compared to 2019, mainly due to the effects of the COVID-19 pandemic, including lockdowns, economic recession, logistics limitations, etc. Ferroalloy prices have since moved to levels that are significantly higher than the average of the last four years as global demand for steel products has recovered rapidly, particularly in China.

Product Quality Standards

Our steel products (tubular products, accessories and sucker rods) are manufactured in accordance with the specifications of the API, the American Society for Testing and Materials (“ASTM”), the International Standardization Organization (“ISO”), the Japan Industrial Standards (“JIS”), and European Standards (“EN”), among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products and services continue to satisfy proprietary and industry standards and are competitive from a product quality standpoint with products offered by our competitors.

We currently maintain, for all our manufacturing facilities and services centers, a Quality Management System Certified to ISO 9001 by Lloyd’s Register Quality Assurance and API product licenses granted by API, which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. In addition, the majority of our testing laboratories are certified to ISO 17025. Our Quality Management System (“QMS”), based on the ISO 9001 and API Q1 specifications assures that products and services comply with customer requirements from the acquisition of raw materials to the delivery of the final product and services. The QMS is designed to ensure the reliability and improvement of the product and the manufacturing operations processes as well as the associated services. Additionally, we are in the process of certifying the QMS to API Q2 at some locations, a certification specifically developed for companies which offer services in the oil and gas industry.

All of our mills involved in the manufacturing of material for the automotive market are certified according to the standard IATF 16949 by Lloyd’s Register Quality Assurance.

Research and Development

Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.

R&D activities are carried out primarily at our global R&D network with its main office in Amsterdam, the Netherlands and specialized research and testing facilities located in Campana, Argentina, in Veracruz, Mexico, and Dalmine, Italy. Additionally, we have a Technology Center in Houston, Texas, where we develop our TenarisHydril Wedge technology. We strive to engage some of the world’s leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.

Product R&D currently being undertaken are focused on the increasingly challenging energy markets and include:

  proprietary premium joint products (OCTG) including Dopeless® technology;
  proprietary steels for various applications (oil and gas drilling and transportation, hydrogen transportation and storage, carbon dioxide transportation and injection, automotive, etc.);
  heavy-wall deepwater line pipe, risers and welding technology;
  tubes and components for the automotive industry and other mechanical applications;
  large vessels for hydrogen storage and refueling stations;
42

  tubes for boilers;
  welded pipes for oil and gas and other applications;
  sucker rods;
  coiled tubing and
  coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling, heat treatment, non destructive testing and finishing processes and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation, through the use of patents, trade secrets, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $41.8 million in R&D in 2020, compared to $61.1 million in 2019 and $63.4 million in 2018.

Capitalized costs were not material for the years 2020, 2019 and 2018.

Environmental Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of global companies, such as Tenaris.

The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet the goals of the Paris Agreement by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. For more information on risks related to climate change regulation, see Item 3.D. “Key Information – Risk Factors - Risks Relating to Our Industry – Climate change legislation and increasing regulatory requirements could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.”

The ultimate impact of complying with applicable environmental regulation is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities. The expenditures required to comply with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur, and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. For more information on risks related to compliance with environmental regulation and product liability, see Item 3.D. “Key Information – Risk Factors - Risks Relating to Our Business– The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.”

Compliance with applicable environmental laws and regulations is of utmost importance to the Company and a significant factor in our industry and business. We have not been subject to any significant penalty for any material environmental violation of applicable environmental laws and regulations in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters, which could have an adverse material impact on our financial condition or results of operations.

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

As previously reported, Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2019 and 2020 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

As of December 31, 2020, the Company’s subsidiary, TGS, maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.

All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2020.

Tenaris has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, Tenaris is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. No affiliated reported any Iran related activity for the year ended December 31, 2020.

C.  Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2020, 2019 and 2018.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2020	2019	2018
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	NA	NA
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD. (b)	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	NA
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019 and 2018.

(b) Prudential Steel Ltd. has been closed down and the pipe manufacturing operations of seamless, welded and premium products in Canada will be consolidated at the facility of Algoma Tubes Inc.

(c) Tenaris holds 97.5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2020, the Company held 11.46% of Ternium’s share capital (including treasury shares).

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

Usiminas

At December 31, 2020, Tenaris held, through its Brazilian subsidiary Confab, 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

Confab’s acquisition of the Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Tenaris’s affiliate Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

At December 31, 2020, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

The corporate governance rules reflected in the Usiminas shareholders’ agreement include, among others, an alternation mechanism for the nomination of each of the chief executive officer (“CEO”) and the chairperson of the board of directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders’ agreement also provides for an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas’ shares held by the other shareholder.

Confab and the Ternium entities party to the Usiminas shareholders’ agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Such separate agreement includes, among others, provisions granting Confab certain rights relating to the T/T Group’s nomination of Usiminas’ officers and directors under the Usiminas shareholders’ agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, Tenaris accounts for its investment in Usiminas under the equity method (as defined by IAS 28).

Techgen

Techgen is a Mexican joint venture company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Techgen operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. Tenaris, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen.

In 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders, including Tenaris.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts.

In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico, which could negatively affect Techgen’s operations and our energy requirements in Mexico. For more information on the risks associated with the energy reform in Mexico see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Global Pipe Company (“GPC”)

Global Pipe Company (“GPC”) is a joint venture company, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. Through the shareholders agreement, SSPC is entitled to choose one of the five members of the board of directors of GPC. In addition, SSPC has the ability to block any shareholder resolution.

TenarisSeverstal

In 2019, Tenaris entered into an agreement with Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while Severstal owns the remaining 51%. The plant, which is estimated to require a total investment of $280 million is planned to have an annual production capacity of 300,000 tons.

During 2019, we invested $19.6 million in the project. In 2020, the parties completed all the engineering to get the construction permit but on-site activities faced some delays due to the COVID-19 pandemic. Therefore, no additional contributions were made during 2020.

In March 2021, the joint venture parties put on hold the construction activities, while they assess the impact of the changes in the relevant markets and competitive environment and determine whether any adjustments or changes to the project could be necessary.

Tenaris Baogang Baotou Steel Pipes Ltd. (“Tenaris Baotou”)

In 2020, Tenaris entered into a joint venture with Baotou Steel to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris will hold 60% of shares in the new joint-venture company, while Baotou Steel will own the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed during 2021 and to start operations at the end of the year. During 2020, Tenaris contributed approximately $2.3 million in the project.

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

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total Tubes sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, before recovering to around $80 per barrel in the third quarter of 2018, but subsequently fell 40% in the fourth quarter of 2018 before recovering in 2019. Prices fell again to historically low levels in the wake of the COVID-19 pandemic and the accompanying collapse in global oil consumption, but began to recover in the fourth quarter of 2020. North American natural gas prices (Henry Hub), which were around $4 per million BTU in 2014, also briefly fell below $2 per million BTU at the beginning of 2016, before recovering to average levels of $3 per million BTU, again falling back below $2 per million BTU in 2019 and are currently closer to $3 per million BTU.

In 2020, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, reflecting the collapse in oil consumption and prices in the wake of the COVID-19 pandemic, decreased 38% compared to the level of 2019. In the United States, the rig count in 2020 decreased by 54%, with an average of 433 active rigs, falling to a record low below 250 rigs in July and ending the year on a rising trend with more than 350 active rigs. In Canada, the rig count in 2020 declined by 33% compared to 2019, while in the rest of the world, it fell 25%, falling more gradually through the year.

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

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada, we compete against a wide range of local and foreign producers. Over the past decade, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide became acute, extending beyond commodity grades. This situation has been accentuated by the more recent COVID-19 induced collapse in demand and the prospect of an accelerated energy transition. The competitive environment is, as a result, intense, and we expect that this can only continue without substantial capacity reductions. Effective competitive differentiation will be a key factor for Tenaris.

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

During 2018, in addition to anti-dumping duties, the U.S. government introduced tariffs and quotas pursuant Section 232 on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. Quotas were imposed on the imports of steel products from South Korea, Brazil and Argentina, while 25% tariffs were imposed on imports from most other countries, except Australia. The proportion of the OCTG market supplied by imports has declined from around 60% prior to the imposition of tariffs and quotas to around 40% at the end of 2020. This included, as a direct result of the fixed quota imposed on the imports of steel pipes from South Korea, that South Korean imports halved in 2019 compared to prior levels, but they have continued through 2020, despite the collapse in demand.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, DRI, pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plates for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

The costs of steelmaking raw materials and of steel coils and plates decreased during 2019. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $632 per metric ton in 2020 and $670 per metric ton in 2019. However, prices increased sharply in the last months of 2020, reaching $931 per metric ton in December, $1,278 per metric ton in February and continue to increase as of the date of this annual report.

The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (“SARS-CoV-2”) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus, the surfacing of new strains of the virus in several countries, and the measures taken to contain it triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia launched a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (“WTI”) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. Since then, the price of oil has been recovering and currently stands above the level of $55 per barrel, bolstered by the actions to cut production taken by OPEC+ and the recovery of oil demand, as the global economy, especially industrial production, recovers and COVID-19 vaccination programs begin. With consumption exceeding production excess oil inventories built up in the first half of 2020 are being gradually reduced. The worldwide demand for oil, which stood at 100 million barrels per day in December 2019, fell to around 75-80 million barrels per day in April 2020 before recovering to around 94 million barrels per day in December 2020. Drilling activity in the United States and Canada, where it was most affected, has begun to recover but remains well below the level it was prior to the pandemic, while, in the rest of the world, any recovery will take longer following the reductions in investment plans made by oil and gas companies in response to the pandemic. There remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the COVID-19 virus appearing and the vaccination programs still in their early stages.

  Status of our operations

Although restrictions imposed in connection with the COVID-19 pandemic have been lifted in some countries where Tenaris operates, it is currently not possible to predict whether such measures will be relaxed further, reinstated or made more stringent. In addition, Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may undertake additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of professional employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of this annual report, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

  Risks associated with the COVID-19 pandemic and the oil & gas crisis

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

 • Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the United States or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

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

• A continuing spread of COVID-19 and new strains of the virus may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

  Mitigating actions

In order to mitigate the impact of expected lower sales, starting from the first quarter 2020, Tenaris implemented a worldwide restructuring program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. These actions included:

• adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines;

• introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

• reducing our fixed cost structure, including through pay reductions for senior management and board members, as well as R&D expenses, for a total annual savings of approximately $230 million on a yearly basis;

• reducing capital expenditures by $157 million in comparison to 2019 levels;

• reducing working capital, especially inventories, in accordance with the expected levels of activity; and

• increasing our focus on managing customer credit conditions.

As of the date of this annual report, these restructuring and cost containment initiatives are largely complete and the principal objectives have been achieved; some residual actions are still ongoing.

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved a proposal that no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019. However, as quarterly results started to recover, on November 4, 2020, the Company’s board of directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $83 million, which was paid on November 25, 2020. On February 24, 2021, the Company’s board of directors approved a proposal for the payment of an interim dividend. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021.

As of the date of this annual report, our capital and financial resources, and overall liquidity position, have not been materially affected by the COVID-19 pandemic. Tenaris has in place non-committed credit facilities and management believes Tenaris has adequate access to credit markets. In addition, Tenaris has a net cash position1 of approximately $1,085 million as of the end of December 2020 and a manageable debt amortization schedule.

1 Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions for the next 12 months.

Considering the global situation, the Company has renegotiated and continues to renegotiate existing contractual obligations with its counterparties to modify its commitments in light of the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

Summary of results

Our sales and results in 2020 were severely affected by the COVID-19 pandemic, the measures taken around the world to contain it, the impact this had on global oil demand which caused a collapse in prices and rapid build up of excess inventories, and the consequent drop in investments in drilling activity by our oil and gas customers. While sales held up relatively well in the Eastern Hemisphere regions, they plunged, along with drilling activity, in the Americas, where, in Argentina for example, drilling activity was halted for several months. Overall, sales declined 29% year on year and EBITDA1, which included $142 million of restructuring charges fell 53% to $638 million, reflecting the lower absorption of fixed costs as well as lower sales, while we met our target for a reduction in our fixed cost structure of $230 million annualized by the end of the year.

For the year, we recorded a net loss attributable to owners of the parent company of $634 million, or ($1.07) per ADS. This included an impairment charge of $622 million on the carrying value of goodwill and other assets in the United States, mainly related to the former IPSCO business and our welded pipe operations.

Cash flow provided by operating activities amounted to $1.5 billion during 2020, as we exceeded our target for reductions in working capital. Capital expenditures were also reduced in line with our target of $193 million in 2020, compared to the $350 million invested in 2019. Free cash flow2, which amounted to $1.3 billion (26% of revenues) in 2020, exceeded the $1.2 billion (16%) we generated in 2019.

Our financial position at December 31, 2020 amounted to a net cash position3 of $1.1 billion ($1.7 billion of liquid assets less $0.6 billion of debt), after having paid $1.0 billion for the acquisition of IPSCO in January 2020.

Climate change

The Company’s board of directors approved a medium-term target to reduce the carbon emissions intensity rate of its operations by 2030 by 30%, compared to its level in 2018, considering scope 1, 2 and 3 emissions. We aim to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, investments to increase energy efficiency and the use of renewable energy for part of our energy requirements.

This target forms part of a broader long-term objective of reaching carbon neutrality. Our ability to achieve this objective will depend on the development of emerging technologies and market and regulatory conditions, including carbon pricing and customer support. To further this objective, we plan to actively pursue the development of technologies involving the use of hydrogen and carbon capture, with partners, including our affiliated company Tenova, and participate in pilot projects such as the one we recently announced to use hydrogen in our Dalmine steel shop in Italy.

To accelerate the fulfilment of these targets, we will implement the use of an internal carbon price at a minimum of $80/ton for evaluating investments and more generally in our operations.

The Company’s board of directors nominated its Vice-Chairman, Germán Curá, to oversee the development and implementation of the Company’s strategy for addressing climate change going forward.

Outlook

With vaccination programs starting to be rolled out in many countries, economic activity is recovering in many sectors, though lockdowns are still being implemented to contain the spread of new and more infectious variants of the original COVID-19 strain. Global oil consumption is increasing along with industrial production and mobility, while OPEC+ countries continue to contain production levels and Saudi Arabia is implementing an additional production cut during February and March. Oil prices have returned to levels where selective investment activity could move forward and natural gas prices have also increased following temporary market shortages due to weather events and production outages.

Drilling activity in the United States and Canada has risen over the past three months, as it has in Latin America, and may continue to rise further through the year. In the Eastern Hemisphere, drilling activity may be close to bottoming out but we do not expect any significant recovery this year.

1 EBITDA is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

2 Free cash flow is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

3 Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

In this still uncertain environment, we anticipate a gradual recovery in sales through most of the year. In the first quarter, however, our EBITDA4 will be impacted by approximately $20 million in additional costs and production losses in the United States and Mexico associated to this month’s Texas gas and power shortages. After a first quarter EBITDA similar to that of the fourth quarter 2020, from the second quarter, EBITDA is expected to increase with margins stabilizing around 20% as price increases compensate for higher raw material costs.

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

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to accounting for business combinations; impairment of long-lived tangible and intangible assets; assets useful lives; deferred income tax; obsolescence of inventory; doubtful accounts; post-employment benefits; and loss contingencies, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

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

1 EBITDA is a non-IFRS alternative performance measures—please see Exhibit 7.2 for more information on this measure.

Impairment and recoverability of goodwill and other assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows, or cash generating units (“CGU”). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test. If events or circumstances indicate that the carrying amount value may be impaired, impairment tests are performed more frequently.

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

In March 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, Tenaris wrote down goodwill and other long lived assets recording an impairment charge of approximately $622 million, impacting the carrying value of the goodwill associated with the CGUs OCTG USA, IPSCO and Coiled Tubing in the amount of $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA for $36 million. Out of the total amount, $582 million was allocated to the Tubes segment. No impairment charges were recorded for the years 2019 and 2018. For more information on impairment and recoverability of goodwill and other assets, see “II. Accounting Policies H. Impairment of non-financial assets” to our audited consolidated financial statements included in this annual report. For information on impairment charges on our U.S. operations, see note 5 “Impairment Charge” to our audited consolidated financial statements included in this annual report.

Reassessment of Property, Plant and Equipment Assets Useful Lives

Property, plant and equipment are stated at directly attributable historical acquisition or construction cost less accumulated depreciation and impairment losses, if any. Property, plant and equipment acquired through acquisitions accounted for as business combinations are valued initially at fair market value of the assets acquired. Depreciation of the cost of the asset (apart from land, which is not depreciated) to its residual value over its estimated useful life, is done using the straight line method. The depreciation method is reviewed at each year end. Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and our ability to adapt technological innovation to the existing asset base. In accordance with IAS 16, “Property, Plant and Equipment”, the depreciation method, the residual value and the useful life of an asset must be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, the change must be treated as a change in an accounting estimate. Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses for 2020 of $45.0 million and did not materially affect depreciation expenses for 2019 and 2018. However, if management’s estimates prove incorrect, the carrying value of plant and equipment and its useful lives may be required to be reduced from amounts currently recorded. Any such reductions may materially affect asset values and results of operations.

Reassessment of Useful Lives of Customer Relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, “Intangible Assets” Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups, as well as the more recent acquisition of SSPC and IPSCO.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

In 2018 the Company reviewed the useful life of Maverick Tubes' customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2020 the net book value of IPSCO’s customer relationships amounted to $51.3 million with a residual useful life of 2 years and SSPC’s customer relationships amounted to $63.8 million, with a residual useful life of 7 years, while Maverick’s and Hydril’s customer relationships are fully amortized.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2020 and 2019.

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

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority would accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

Post-employment benefits

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2020	2019	2018

Selected consolidated income statement data

Continuing operations
Net sales	5,146,734	7,294,055	7,658,588
Cost of sales	(4,087,317)	(5,107,495)	(5,279,300)
Gross profit	1,059,417	2,186,560	2,379,288
Selling, general and administrative expenses	(1,119,227)	(1,365,974)	(1,509,976)
Impairment charge (1)	(622,402)	-	-
Other operating income (expenses), net	19,141	11,805	2,501
Operating (loss) income	(663,071)	832,391	871,813
Finance income	18,387	47,997	39,856
Finance cost	(27,014)	(43,381)	(36,942)
Other financial results	(56,368)	14,667	34,386
(Loss) income before equity in earnings of non-consolidated companies and income tax	(728,066)	851,674	909,113
Equity in earnings of non-consolidated companies	108,799	82,036	193,994
(Loss) income before income tax	(619,267)	933,710	1,103,107
Income tax	(23,150)	(202,452)	(229,207)
(Loss) income for the year for continuing operations	(642,417)	731,258	873,900

(Loss) income attributable to (2):
Owners of the parent	(634,418)	742,686	876,063
Non-controlling interests	(7,999)	(11,428)	(2,163)
(Loss) income for the year (2)	(642,417)	731,258	873,900

Depreciation and amortization	(678,806)	(539,521)	(664,357)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted (losses) earnings per share	(0.54)	0.63	0.74
Dividends per share (3)	0.07	0.41	0.41

(1)   Impairment charge in 2020 represents a charge of $622 million to the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing in the amounts of $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA in the amount of $36 million.

(2)   IAS 1 (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(3)   Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2020	2019	2018

Selected consolidated financial position data

Current assets	4,287,672	5,670,607	5,464,192
Property, plant and equipment, net	6,193,181	6,090,017	6,063,908
Other non-current assets	3,235,336	3,082,367	2,723,199
Total assets	13,716,189	14,842,991	14,251,299

Current liabilities	1,166,475	1,780,457	1,718,363
Non-current borrowings	315,739	40,880	29,187
Deferred tax liabilities	254,801	336,982	379,039
Other non-current liabilities	532,701	498,300	249,218
Total liabilities	2,269,716	2,656,619	2,375,807

Capital and reserves attributable to the owners of the parent	11,262,888	11,988,958	11,782,882
Non-controlling interests	183,585	197,414	92,610
Total equity	11,446,473	12,186,372	11,875,492

Total liabilities and equity	13,716,189	14,842,991	14,251,299

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2020	2019	2018
Continuing operations
Net sales	100.0	100.0	100.0
Cost of sales	(79.4)	(70.0)	(68.9)
Gross profit	20.6	30.0	31.1
Selling, general and administrative expenses	(21.7)	(18.7)	(19.7)
Impairment charge	(12.1)	-	-
Other operating income (expenses), net	0.4	0.2	0.0
Operating (loss) income	(12.9)	11.4	11.4
Finance income	0.4	0.7	0.5
Finance cost	(0.5)	(0.6)	(0.5)
Other financial results	(1.1)	0.2	0.4
(Loss) income before equity in earnings of non-consolidated companies and income tax	(14.1)	11.7	11.9
Equity in earnings of non-consolidated companies	2.1	1.1	2.5
(Loss) income before income tax	(12.0)	12.8	14.4
Income tax	(0.4)	(2.8)	(3.0)
(Loss) income for the year for continuing operations	(12.5)	10.0	11.4

(Loss) income attributable to:
Owners of the parent	(12.3)	10.2	11.4
Non-controlling interests	(0.2)	(0.2)	(0.0)

Fiscal Year Ended December 31, 2020, Compared to Fiscal Year Ended December 31, 2019

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2020		2019
Tubes	4,844	94%	6,870	94%	(29%)
Others	303	6%	424	6%	(29%)
Total	5,147	100%	7,294	100%	(29%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2020	2019
Seamless	1,918	2,600	(26%)
Welded	480	671	(28%)
Total	2,398	3,271	(27%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2020	2019
Net sales
- North America	2,108	3,307	(36%)
- South America	660	1,240	(47%)
- Europe	566	641	(12%)
- Middle East & Africa	1,194	1,337	(11%)
- Asia Pacific	315	345	(9%)
Total net sales	4,844	6,870	(29%)
Operating (loss) income	(616)	755	(182%)
Operating (loss) income (% of sales)	(12.7%)	11.0%

Net sales of tubular products and services decreased 29% to $4,844 million in 2020, compared to $6,870 million in 2019, reflecting a 27% decline in volumes and a 4% decrease in average selling prices. In North America, we had lower volumes and prices across the region where activity was severely affected by the downturn in oil prices and the pandemic. In South America we also had lower volumes and prices across the region where activity was severely affected by the downturn in oil prices and the pandemic, except in Brazil where offshore drilling activity continued. In Europe, while sales of OCTG in the North Sea and line pipe for downstream processing remained stable, sales of mechanical and other products declined. In the Middle East & Africa, while sales in Saudi Arabia declined, they were compensated by higher OCTG sales in the rest of the Middle East. Line pipe for deepwater product in West Africa and downstream projects through the region declined. In Asia Pacific, our sales declined mainly driven by lower sales in Thailand.

Operating results from tubular products and services amounted to a loss of $616 million in 2020, compared to a gain of $755 million in 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization since March 2020. Additionally, Tubes operating income was affected by $139 million of severance charges, by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products and by $138 million higher depreciation and amortization charge mainly related to the incorporation of the IPSCO facilities and the accelerated depreciation of the Prudential facility after the decision to close it and consolidate our Canadian pipe manufacturing operations at our facility in Sault Ste. Marie, Ontario

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2020	2019
Net sales	303	424	(29%)
Operating (loss) income	(47)	77	(161%)
Operating (loss) income (% of sales)	(15.6%)	18.2%

Net sales of other products and services declined 29% from $424 million in 2019 to $303 million in 2020, mainly due to lower sales of energy related products, i.e., sucker rods and coiled tubing.

Operating results from other products and services amounted to a loss of $47 million in 2020, compared to a gain of $77 million in 2019. Others segment in 2020 includes impairment charges for $40 million, as well as charges for leaving indemnities amounting to $4 million. Additionally, results in 2020 were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization since March 2020.

Selling, general and administrative expenses or SG&A, amounted to $1,119 million (21.7% of net sales), compared to $1,366 million (18.7%) in 2019. SG&A during 2020 included $61 million of leaving indemnities. The $247 million reduction in SG&A was mainly due to lower freights and other selling expenses ($131 million) and fixed and other costs ($167 million), net of higher depreciation and amortization ($51 million) related mainly to the incorporation of IPSCO.

Financial results amounted to a loss of $65 million in 2020, compared to a gain of $19 million in 2019. The loss in 2020 corresponds to a net finance cost of $9 million, reflecting a lower net cash position1 and lower yields on the position and $55 million a foreign exchange loss net of derivative results, mainly due to a 9% EUR appreciation on EUR denominated intercompany liabilities at subsidiaries whose functional currency is the U.S. dollar and a 29% Brazilian Real depreciation on USD denominated intercompany liabilities at subsidiaries in Brazil whose functional currency is the Brazilian Real, both results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $109 million in 2020, compared to $82 million in 2019. These results were mainly derived from our equity investment in Ternium, Techgen and Usiminas.

Income tax charge amounted to $23 million in 2020, compared to $202 million in 2019. The lower charge in 2020 is explained by deferred tax gains arising from losses since the COVID-19 outbreak around March 2020.

Net results for continuing operations amounted to a loss of $642 million in 2020, compared to a gain of $731 million in 2019. The lower results reflect a worse operating environment, include impairment and severance charges, worse financial results, partially compensated by a higher contribution from our non-consolidated investments, mainly Ternium and lower taxes.

Fiscal Year Ended December 31, 2019, Compared to Fiscal Year Ended December 31, 2018

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2019		2018
Tubes	6,870	94%	7,233	94%	(5%)
Others	424	6%	426	6%	(0%)
Total	7,294	100%	7,659	100%	(5%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2019	2018
Seamless	2,600	2,694	(3%)
Welded	671	877	(23%)
Total	3,271	3,571	(8%)

1 Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2019	2018
Net sales
- North America	3,307	3,488	(5%)
- South America	1,240	1,284	(3%)
- Europe	641	628	2%
- Middle East & Africa	1,337	1,541	(13%)
- Asia Pacific	345	292	18%
Total net sales	6,870	7,233	(5%)
Operating income	755	777	(3%)
Operating income (% of sales)	11.0%	10.7%

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

Operating income from tubular products and services, amounted to $755 million in 2019, compared to $777 million in 2018 (including a $109 million one-off charge from higher amortization of intangibles).

Operating income during 2019 was negatively affected by lower shipment volumes after the completion of deliveries of offshore line pipe for East Mediterranean gas development projects.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2019	2018
Net sales	424	426	(0%)
Operating income	77	95	(19%)
Operating income (% of sales)	18.2%	22.2%

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

Financial results amounted to a gain of $19 million in 2019, compared to $37 million in 2018. The 2019 gain corresponds mainly to a foreign exchange gain of $28 million mainly related to the Argentine peso devaluation on peso denominated financial, trade, social and fiscal payables at Argentine subsidiaries which functional currency is the U.S. dollar.

Equity in earnings of non-consolidated companies generated a gain of $82 million in 2019, compared to $194 million in 2018. These results were mainly derived from our equity investment in Ternium.

Income tax charge amounted to $202 million in 2019 (24% over income before equity in earnings of non-consolidated companies and income tax), compared to $229 million in 2018 (25%).

Net income for continuing operations amounted to $731 million in 2019, compared to $874 million in 2018. The lower results reflect a worse operating environment and a reduction of $112 million in the contribution from our non-consolidated investments, mainly Ternium.

B. Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2020	2019	2018

Net cash provided by operating activities	1,520	1,528	611
Net cash (used in) provided by investing activities	(2,092)	(40)	399
Net cash used in financing activities	(375)	(354)	(900)
(Decrease) increase in cash and cash equivalents	(947)	1,134	109

Cash and cash equivalents at the beginning of year (excluding overdrafts)	1,554	427	330
Effect of exchange rate changes	(22)	(6)	(13)
(Decrease) increase in cash and cash equivalents	(947)	1,134	109
Cash and cash equivalents at the end of year (excluding overdrafts)	585	1,554	427

Cash and cash equivalents at the end of year (excluding overdrafts)	585	1,554	427
Bank overdrafts	0	0	2
Other current investments	872	210	488
Non-current investments	239	18	114
Derivatives hedging borrowings and investments	8	19	(6)
Current borrowings	(303)	(781)	(510)
Non-current borrowings	(316)	(41)	(29)
Net cash at the end of the year	1,085	980	485

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2020 cash flow provided by operating activities amounted to $1,520 million (including a decrease in working capital of $1,059 million), our capital expenditures amounted to $193 million and we paid dividends amounting to $83 million. At the end of the year we had a net cash position1 of $1,085 million, compared to $980 million at the beginning of the year.

1 Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the future twelve months and to address short-term changes in business conditions. For more information see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition.”

We have a conservative approach to the management of our liquidity, which consists of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) other investments (fixed income securities, time deposits, and fund investments).

At December 31, 2020, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets compared to 12% at the end of 2019.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2020, and December 31, 2019, U.S. dollar denominated liquid assets represented 95% of total liquid financial assets.

Fiscal Year Ended December 31, 2020, Compared to Fiscal Year Ended December 31, 2019

Operating activities

Net cash provided by operations during 2020 was $1,520 million, compared to $1,528 million during 2019. This decrease was mainly attributable to a $1,059 million decrease in working capital in 2020, while in 2019 the decrease in working capital amounted to $523 million, offset by an impairment charge of $622 million in 2020. The annual variation in working capital was mainly attributed to a decrease of $829 million in inventories, compared to a decrease of $311 million in 2019. For more information on cash flow disclosures and changes to working capital, see note 28 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities was $2,092 million in 2020, compared to a net cash used in investing activities of $40 million in 2019. We increased our financial investments by $887 million in 2020 compared to a reduction of $390 million in 2019. Additionally, during 2020 we spent $1,025 million in acquisition of subsidiaries.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $375 million in 2020, compared to $354 million in 2019.

During 2020 we had net repayments from borrowings of $239 million, while in 2019 we had net proceeds from borrowings of $174 million.

Dividends paid during 2020 amounted to $83 million and during 2019 amounted to $484 million.

Our total liabilities to total assets ratio was 0.17:1 as of December 31, 2020 and 0.18:1 as of December 31, 2019.

Fiscal Year Ended December 31, 2019, Compared to Fiscal Year Ended December 31, 2018

Operating activities

Net cash provided by operations during 2019 was $1,528 million, compared to $611 million during 2018. This increase was mainly attributable to a $523 million decrease in working capital in 2019, while in 2018 the increase in working capital amounted to $738 million. The annual variation was mainly attributed to a decrease of $428 million in trade receivables, compared to an increase of $518 million in 2018. Additionally, during 2019 inventories decreased $311 million which compares with an increase in inventory of $176 million in 2018. For more information on cash flow disclosures and changes to working capital, see note 28 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

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

Principal Sources of Funding

During 2020, we funded our operations with operating cash flows, bank financing and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2020 borrowings decreased by $203 million to $619 million at December 31, 2020, from $822 million at December 31, 2019.

Borrowings consist mainly of bank loans. As of December 31, 2020, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 82% of total borrowings.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2020, 2019 and 2018:

Millions of U.S. dollars	2020	2019	2018

Bank borrowings	619	822	537
Bank overdrafts	0	0	2
Total borrowings	619	822	539

Our weighted average interest rates before tax (considering hedge accounting), amounted to 2.51% at December 31, 2020 and to 3.18% at December 31, 2019.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2020	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	303	104	208	4	-	-	619
Interest to be accrued (*)	10	5	1	0	-	-	16
Total	313	109	209	4	-	-	635

________________________

 (*) Includes the effect of hedge accounting.

Our current borrowings to total borrowings ratio amounted to 0.49:1 as of December 31, 2020 and to 0.95:1 as December 31, 2019. Our liquid financial assets exceeded our total borrowings, we had a net cash position1 (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $1,085 million at December 31, 2020, compared to $980 million at December 31, 2019.

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

Significant Borrowings

Our most significant borrowings as of December 31, 2020 were as follows:

Millions of U.S. dollars	Borrower	Type	Original & Outstanding	Final maturity
Disbursement date
2020	Maverick	Bilateral	50	2021
2020	Maverick	Bilateral	75	2022
2020	Tamsa	Bilateral	60	2023
2020	Tamsa	Bilateral	80	2023
2020	Tamsa	Bilateral	60	2023
2020	SSPC	Multiple Banks	81	2021 - 2024

As of December 31, 2020, Tenaris was in compliance with all of its covenants under its significant borrowings, including financial covenants on leverage ratio.

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices were traditionally established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the U.S. becomes a relevant source of LNG, LNG prices are now being set increasingly in relation to gas prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil-and-gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC, and more recently what has become known as OPEC+, which includes OPEC members, plus Russia and certain other countries. Many of our customers are state-owned companies in member countries of OPEC and OPEC+. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves.

1 Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

On the demand side, economic conditions and the level of oil inventories have traditionally played a role in oil prices and will continue to do so. Increasingly, however, the rate of substitution of oil and gas by alternative, cleaner fuel sources such as renewables, as well as policies adopted by governments and financing entities worldwide to accelerate the energy transition and by oil and gas companies to adapt their strategies to the energy transition, will also play a significant role in oil prices.

Another factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent over 10% of global liquids production, and production from shale gas plays has converted the United States into a net exporter of natural gas and a significant player in the LNG market.

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014 as the rate of U.S. production increase began to exceed the increase in global demand and OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. As a consequence, prices reached levels below $30 per barrel in January 2016. Prices then recovered to around $80 per barrel during 2018 once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. By this time, OPEC and other producers had lifted their production cuts and U.S. oil production was increasing at a rate greater than the increase in global demand. Oil prices declined 40% in the fourth quarter of 2018 before partially recovering in 2019. In 2020, the COVID-19 pandemic caused a sudden and precipitous drop in global oil demand and oil prices collapsed even entering negative territory at one point. Since then, prices have recovered to around $60/bbl along with the recovery in demand and actions by OPEC member countries and other producers (principally Russia) to cut production levels.

The 2014 collapse in oil prices, led oil and gas operators to substantially reduce their exploration and production investments. This, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who were very successful in reducing production costs in their shale plays, increased investments in response to more favorable market conditions, and U.S. operators continued to do so in 2018. However, from 2019, operators have been reducing investment in the shales as they reacted to financial market pressures in order to achieve positive cash flow returns. With the collapse of oil prices in March 2020 and continuing pressure from financial markets to generate positive free cash flows1, oil and gas operators around the world have made further substantial reductions in their exploration and production investments, and they now stand at a level around 40% of the average of the 2012-14 period.

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

LNG prices increasingly reflect supply and demand conditions in Asia, the major LNG consuming region. Prices show seasonal fluctuations, increasing in the North Asian winter period and declining in the summer months in accordance with demand patterns. As new capacity, particularly from Australia and the United States, has entered the market in the past three years, prices declined in 2019. With the onset of the pandemic prices reached record lows below $3 per million BTU. In January 2021, however, the combination of a cold Asian winter and supply outages led to a spike in spot prices which exceeded $20 per million BTU, which has since dissipated.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a recovery which ended at the end of 2018. Drilling activity declined throughout 2019 in response to a fall in oil prices at the end of 2018 and financial market pressures to produce positive cash flow returns. This decline turned into a collapse with the onset of the COVID-19 pandemic in 2020, but a recovery is now underway. Despite lower prices, production levels today are higher than before the 2014 collapse in oil prices but rig counts are much lower, reflecting the strong productivity gains made by the U.S. oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014, continued to decline during 2015, 2016 and 2017 before a gradual recovery in the second half of 2018 and 2019. With the onset of the COVID-19 pandemic, drilling activity, particularly in Latin America, declined. Although drilling activity in Latin America has since begun to recover, in the Eastern Hemisphere it continued to decline through January 2021, though it is expected to recover later this year.

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

1 Free cash flow is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy will limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend will accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions are implemented around the world. In 2020, during the pandemic, there has been an increase in the number of commitments to reduce carbon emissions from governments and public companies, including those operating in the oil and gas industry, and increased calls on governments and financial entities to introduce regulations and policies to accelerate the energy transition away from fossil fuels to cleaner sources of energy. Major oil and gas companies have been adapting their strategies to address the energy transition and some are even setting out commitments to significantly reduce production as early as 2030. On the other hand, the energy transition will create new markets for the use of our products and services including in the transportation and storage of hydrogen and for carbon capture and sequestration systems.

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

Rig count

	2020	2019	2018	2017	2016
International (*)	825	1,098	988	948	955
Canada	89	134	191	207	128
United States	433	943	1,032	875	510
Worldwide	1,347	2,175	2,211	2,029	1,593

__________

 (*) International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2020	2019	2018	2017
International (*)	(25%)	11%	4%	(1%)
Canada	(33%)	(30%)	(7%)	62%
United States	(54%)	(9%)	18%	72%
Worldwide	(38%)	(2%)	9%	27%

__________

 (*) International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

E. Off-Balance Sheet Arrangements

As of December 31, 2020, Tenaris had the following financial commitments, consisting of guarantees in connection to its participation in the non-consolidated company Techgen:

  On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase by Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its subsidiary based in Switzerland, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2020 amounted to $9.8 million.

  Techgen entered into certain transportation capacity agreements, a contract for the purchase of power generation equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2020, Tenaris’s exposure under these agreements amounted to $48.8 million, $0.9 million and $17.6 million respectively.

  SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2020, SSPC’s exposure under the guarantees amounted to $131.5 million.

In addition, we have various off-balance sheet commitments, as described in note 26 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and guarantees” to our audited consolidated financial statements included in this annual report.

F. Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2020, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Millions of U.S. dollars
At December 31, 2020	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	303	104	208	4	-	-	619
Interests to be accrued (*)	10	5	1	0	-	-	16
Purchase commitments (**)	106	128	148	123	153	33	690
Lease Liabilities	43	34	27	24	20	110	257
Total contractual obligations and commitments	462	271	383	151	173	143	1,582

_________

 (*) Includes the effect of hedge accounting.

(**) Only includes material commitments.

Purchase commitments as of December 31, 2020, disclosed in the table above, consist mainly of a commitment to purchase specified volumes of TMK-manufactured OCTG and line pipe products in the United States related to the acquisition of IPSCO amounting to $498.3 million; a commitment to purchase steel bars in the United States amounting to $113.4 million; a contract for the service of natural gas transportation in Argentina for an aggregate amount of $16.8 million; a contract for the service of oxygen and nitrogen supply amounting to $31 million, contracts for the supply of graphite electrodes amounting to $10.9 million; and a contract for the supply of argon gas in Mexico amounting to $19 million.

In addition, a Tenaris subsidiary entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

For more information on our purchase commitments as of December 31, 2020, see note 26 “Contingencies, commitments and restrictions on the distribution of profits – (ii) Commitments and guarantees” to our audited consolidated financial statements included in this annual report.

G. Recent Developments

Annual Dividend Proposal

On February 24, 2021, the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting scheduled be held on May 3, 2021, the payment of an annual dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million, which includes the interim dividend of $0.07 per share ($0.14 per ADS) or approximately $83 million, paid on November 25, 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021.
Item 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company’s shares are listed on at least one regulated market, the minimum number of directors must be five. The Company’s current board of directors is composed of twelve directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2020, the Company’s board of directors met thirteen times. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the Chairman is entitled to cast the deciding vote.

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

The Company’s articles of association provide that the board of directors of the Company may within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out its decisions and to provide day-to-day management (except for approval of material transactions with related parties, which may not be delegated and shall be approved by the board of directors prior opinion of the audit committee), (b) confer to one or more persons, whether or not members of the board of directors the powers deemed to be appropriate for the general technical administrative and commercial management of the Company, (c) constitute an audit committee formed by directors, determining its function and authority, and (d) constitute any other committee, whose members may or may not be members of the board of directors and determine their functions and authority. On June 3, 2020, the board of directors appointed the Company’s chief executive officer as administrateur délégué and delegated to him the power to manage the Company’s affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters.

On June 2, 2020, the Company’s annual general shareholders’ meeting appointed Mr. Simon Ayat to the board of directors and re-appointed Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime José Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel, as members of its board of directors, each board member to serve until the next annual shareholders’ meeting that will be convened to decide on the Company’s 2020 annual accounts. The board of directors subsequently reappointed Paolo Rocca as chairman and chief executive officer and Guillermo Vogel and Germán Curá as vice-chairmen of the Company. The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Board Member	Age at December 31, 2020

Mr. Simon Ayat	Director	Director of Tenaris	1	66
Mr. Roberto Bonatti (1)	Director	Director of San Faustin	18	71
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	14	69
Mr. Germán Curá	Director	Director and Vice Chairman of the Board of Tenaris	3	58
Mr. Roberto Monti	Director	Director of YPF S.A.	16	81
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	18	72
Mr. Paolo Rocca (1)	Director	Chairman and Chief Executive Officer of Tenaris	19	68
Mr. Jaime José Serra Puche	Director	Chairman of S.A.I. Derecho & Economía	18	69
Mr. Yves Speeckaert	Director	Director of Tenaris	4	60
Ms. Mónica Tiuba	Director	Director of Tenaris and Chairperson of Tenaris Audit Committee	3	42
Mr. Amadeo Vázquez y Vázquez	Director	Director of Tenaris	18	78
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Board of Tenaris	18	70

__________

(1)   Paolo Rocca and Gianfelice Mario Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Mario Rocca’s first cousin.

Simon Ayat. Mr. Ayat is a member of the Company’s board of directors. He served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020 and he is currently a senior strategic advisor to the chief executive officer of Schlumberger. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, Geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Liberty Oilfied Services, a leading provider of hydraulic fracturing and wireline services to E&P companies in North America, and Eurasia Drilling Company, the largest provider of drilling services in Russia. He is a French and Lebanese citizen.

Roberto Bonatti. Mr. Bonatti is a member of the Company’s board of directors. He is a grandson of Agostino Rocca, founder of the Techint Group, a group of companies controlled by San Faustin. Throughout his career in the Techint Group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint Group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and from 2001 until 2020 he has served as its president. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

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

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of directors of the American Iron and Steel Institute (“AISI”) and of Alussa Energy LLC. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and an MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

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

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and President of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

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

Yves Speeckaert. Mr. Speeckaert is a member of the Company’s board of directors. He served as director of KPMG Consulting in London, United Kingdom and Sao Paulo, Brazil, where he led various high-profile engagements in the telecom, energy and agri-business industries. He was also director of structured finance of Banca Intesa-Sanpaolo (London). Since 2010 he is a Luxembourg-based independent director of regulated investment funds (mostly private equity, RE, and UCITS funds, as well as impact funds) and he is a member of the board of directors of several industrial holdings. He is also active in carbon offsetting and climate change mitigation strategies with funds, governments and corporations particularly as related to corporate environmental and social responsibility (“ESR”). He is a member of the Luxembourg Institute of Administrators (“ILA”). He holds an MBA from the University of California at Berkeley and a B.A. in Philosophy from the University of Louvain and is a contributing and active member of the Alumni association of UC Berkeley. Mr. Speeckaert is a Belgian citizen.

Mónica Tiuba. Ms. Tiuba is a member of Tenaris’s board of directors and chairperson of the audit committee. She is a Brazilian qualified lawyer and accountant with 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and is a member of its Forest and Climate Change Fund. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company’s board of directors and of its audit committee. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He is a business consultant and previously served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the audit committee of BBVA Banco Francés S.A. until 2003, chairman of the board of directors of Telecom Argentina S.A. until April 2007 and independent alternate director of Gas Natural Ban, S.A, of Grupo Gas Natural Fenosa until April 2018. He is also independent alternate director of Naturgy BAN S.A, a gas distribution company in Argentina. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of vice chairman of the Board. He is the chairman of G Collado SAB de C.V. and Exportaciones IM Promoción S.A. de C.V., and served as president of Cámara Nacional de la Industria del Hierro y el Acero (“CANACERO”) until April 16, 2018, where he is currently a member of the Executive Commission. Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Alfa S.A. de C.V., Banco Santander (México) S.A, the Universidad Panamericana – IPADE, Corporación Mexicana de Inversiones de Capital S.A., Innovare R&D S.A. de C.V. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Board members Ayat, Monti, Serra Puche, Speeckaert, Tiuba, Vázquez y Vázquez qualify as independent directors under the U.S. Securities Exchange Act Rule 10A-3(b)(1) and the Company’s articles of association.

Directors’ Liability

Each director must act in the interest of the Company, in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

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

An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting which decided to discharge such directors or members, owned voting securities representing at least ten percent of the votes attaching to all such securities.

It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, any such discharge will not release the directors from liability for any damage caused by unrevealed acts of mismanagement or unrevealed breaches of the Luxembourg Company Law or the Company’s articles of association, nor will it release directors from liability for any personal loss of the shareholders independent and separate from losses suffered by the Company due to a breach either revealed or unrevealed of the Luxembourg Company Law or the Company’s articles of association.

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

Auditors are appointed by the general shareholders’ meeting upon recommendation from the Company’s audit committee through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed for reasonable cause by the general shareholders’ meeting at any time. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, auditors report directly to the audit committee.

Pursuant to its charter, the Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s external auditors. The audit committee is also responsible to consider and make recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the audit committee is responsible to review the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors. On a yearly basis, in the performance of its functions, the audit committee considers the appointment of the Company’s external auditors and reviews, together with management and the external auditor, the audit plan, audit related services and other non-audit services. The audit committee requests the board of directors to submit the audit committee’s recommendation for the appointment of the Company’s external auditor for each fiscal year and the payment of applicable fees, for final approval by the general shareholders’ meeting. The general shareholders’ meeting regularly approves audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

The shareholders’ meeting held on June 2, 2020, re-appointed PwC Luxembourg as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2020. At the next annual general shareholders’ meeting scheduled to be held on May 3, 2021, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2021.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2020

Mr. Paolo Rocca	Chairman and Chief Executive Officer	68
Ms. Alicia Móndolo	Chief Financial Officer	62
Mr. Antonio Caprera	Chief Industrial Officer	60
Mr. Gabriel Casanova	Chief Supply Chain Officer	62
Mr. Alejandro Lammertyn	Chief Digital and Information Officer	55
Ms. Paola Mazzoleni	Chief Human Resources Officer	44
Mr. Marcelo Ramos	Chief Technology Officer	57
Mr. Vicente Manjarrez	President, Andean	42
Mr. Luca Zanotti	President, United States	53
Mr. Sergio de la Maza	President, Mexico	64
Mr. Ricardo Prosperi	President, Canada	58
Mr. Renato Catallini	President, Brazil	54
Mr. Javier Martínez Alvarez	President, Southern Cone	54
Mr. Gabriel Podskubka	President, Eastern Hemisphere	47
Mr. Michele Della Briotta	President, Europe	48

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and our Chief Executive Officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and President of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

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

Alejandro Lammertyn. Mr. Lammertyn currently serves as our Chief Digital and Information Officer. He has served as our Chief Planning and Commercial Coordination Officer since 2013 and assumed additional responsibility for digital strategy and implementation in January 2019. Mr. Lammertyn began his career with Tenaris in 1990. Previously, he served as assistant to the chief executive officer for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.

Paola Mazzoleni. Ms. Mazzoleni currently serves as our Chief Human Resources Officer, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated Tenaris’ Global Trainee Program and then served as the regional head in Italy of Tenaris University. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen.

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

Renato Catallini. Mr. Catallini currently serves as president of our operations in Brazil, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas International, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

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

B. Compensation

The compensation payable to the members of the Company’s board of directors for their performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on June 2, 2020, approved the compensation paid to directors for the performance of their duties during the fiscal year 2020 and resolved that (i) each director receive a fixed compensation for an amount of $97,750; (ii) each director who is also a member of the Company’s audit committee receives an additional fee of $46,750; and (iii) the chairperson of the Company’s audit committee receives an additional fee of $8,500. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2020 and no long-term incentive or pension plan is available to directors.

The compensation paid to the Company’s managing director or chief executive officer is determined by the board of directors. The cash compensation paid or payable to chief executive officer for the performance of his duties during the year 2020 amounts to $5.6 million, of which $3 million corresponds to fixed compensation and $2.6 million corresponds to variable compensation. No long-term incentive or pension plan is awarded to the chief executive officer

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2020 amounted to $27.4 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, senior managers received for the year 2020, 522,000 units for a total amount of $5.0 million in connection with the employee retention and long-term incentive program described in note II.P.3 “Employee benefits - Other long-term benefits” to our audited consolidated financial statements included in this annual report.

The Luxembourg Parliament enacted the Luxembourg Law of August 1, 2019 (amending the Luxembourg Law of May 24, 2011) (the “Shareholders’ Rights Law”) on the exercise of certain rights of shareholders in general meetings of listed companies, which transposes EU Directive 2017/828 of the European Parliament and of the Council of May 17, 2017 (amending Directive 2007/36/EC) regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union. The Shareholders’ Rights Law requires EU listed companies to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer and annual Compensation Reports describing the annual compensation paid to directors and the chief executive officer for the performance of their duties.

The Company’s board of directors approved, at its meeting held on April 29, 2020, the Compensation Policy of the Company, which was submitted to an advisory non-binding vote at the shareholders meeting held on June 2, 2020, and approved by majority vote. The Compensation Policy is available on the Company’s website and will be submitted to the non-binding vote of the shareholders every four years, to the extent required by Luxembourg law, or in the event of a material amendment thereto.

In addition, on March 29, 2021, the Company’s board of directors approved the 2020 Compensation Report, which is available on the Company’s website and will be submitted to the non-binding vote of the shareholders at the next general meeting of shareholders scheduled to be held on May 3, 2021.

C. Board Practices

See A. “– Directors and Senior Management – Board of Directors”.

Audit Committee

Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors, provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets).

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
75

The audit committee of the Company’s board of directors currently consists of four members: Mr. Roberto Monti, Mr. Jaime José Serra Puche, Ms. Mónica Tiuba and Mr. Amadeo Vázquez y Vázquez, who were appointed to the audit committee by the Company’s board of directors on June 3, 2020. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1), and under the Company’s articles of association. The board of directors of the Company has determined that Ms. Tiuba qualifies as “audit committee financial expert” under applicable SEC rules and has competence in accounting or auditing matters, as required by applicable Luxembourg law. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions.

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

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a "material transaction" is:

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

In addition, the Company has established at management-level a critical risk committee (“CRC”) that assists the Company’s board of directors, the audit committee and the Chief Executive Officer in connection with the monitoring, assessment and review of risks to which Tenaris is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including cybersecurity, environmental, health and safety, product liability, intellectual property, financial reporting and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee periodically reports to the board of directors, the audit committee and the Chief Executive Officer on its activities.

More recently, the CRC has focused its attention on the preventive measures and mitigating actions in response to the COVID-19 outbreak and global economic crisis and on preventive measures to protect the Company from potential cyberattacks.

D. Employees

The following table shows the number of persons employed by Tenaris as of December 31:

	2020	2019	2018

Mexico	4,501	5,370	5,595
Argentina	4,376	5,405	5,427
Italy	2,039	2,144	2,155
USA	1,596	2,255	2,382
Romania	1,552	1,815	1,852
Brazil	1,360	1,360	1,287
Colombia	746	1,040	1,082
Canada	561	772	1,030
Indonesia	521	616	554
Japan	399	400	399
Other Countries	1,377	2,023	1,204
	19,028	23,200	22,967

In order to mitigate the impact of expected lower sales, caused by the COVID-19 pandemic and the oil and gas crisis, Tenaris implemented a worldwide restructuring program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations.

The actions included, among others: adjusting the level of our operations and workforce around the world -including the temporary closure of certain facilities or production lines- and reducing our fixed cost structure, including pay reductions for senior management and board members.

Approximately two-thirds of our employees are unionized. In all the countries we have presence, we operate in full respect of the institutional rules and local norms, generating recognized agreements among all the parties involved. We forge our relations with the unions based on the premise of an open dialogue and a rich interchange of proposals.

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

B. Related Party Transactions

Tenaris is a party to several related party transactions as described in Note 29 “Related party transactions” to our Consolidated Financial Statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by these companies to unrelated third parties. These transactions include:

  Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $51 million in 2019 and $102 million in 2018.
  Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $13 million in 2020, $20 million in 2019 and $38 million in 2018.
  Purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $2 million in 2020, $4 million in 2019 and $2 million in 2018.

In the ordinary course of business, we purchase flat steel products for use in our welded steel pipe operations, from Usiminas. These purchases, which are made on similar terms and conditions as sales made by this company to unrelated third parties, amounted to $20 million in 2020, $59 million in 2019 and $68 million in 2018.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as purchases made by these companies from unrelated third parties. These transactions include:

  Sales of ferrous scrap, and other raw materials, which amounted to $15 million in 2020, $17 million in 2019 and $11 million in 2018.
  Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $1 million in 2019 and $13 million in 2018. On January 29, 2019, the electric power generation facility was shut down.

Purchase Agency Services and Sales of Materials

Exiros B.V. (“Exiros”), in which we have 50% share ownership and Ternium has the remaining 50% share ownership, provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ total sales to companies controlled by San Faustin totaled $9 million in 2020, $16 million in 2019 and $16 million in 2018.

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

Techgen net sales of electricity to Tenaris amounted to $48 million in 2020, $40 million in 2019 and $36 million in 2018.

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

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $12 million in 2020, $49 million in 2019 and $95 million in 2018.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $3 million in 2020, $4 million in 2019 and $8 million in 2018.

Litoral Gas’s sales to Tenaris totaled $1 million in 2019 and $3 million in 2018.

Energy Consulting Services’s sales to Tenaris totaled $2 million in 2018.

Provision of Engineering and Labor Services

Tenaris contracts with certain companies controlled by San Faustin specialized in supplying engineering services and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $13 million in 2020, $47 million in 2019 and $33 million in 2018.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under significant influence of San Faustin amounted to $22 million in 2020, $66 million in 2019 and $129 million in 2018.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million per year in 2020, 2019 and 2018.

Administrative Services, Legal and Other Support Services

Finma S.A. (“Finma”), Arhsa S.A. (“Arhsa”) and Techinst S.A. (“Techinst”) a group of companies controlled by San Faustin in which the Company has a 33% share ownership and other affiliates of San Faustin have the remaining share ownership, provide administrative, and legal support services to San Faustin’s affiliates in Argentina, including Tenaris. During 2018 Arhsa merged with Finma, with Finma continuing to render the services previously provided by Arhsa. Fees accrued for these services amounted to $7 million in 2020, $9 million in 2019 and $10 million in 2018.

On January 1, 2021 Techinst merged with Finma.

Loans to Related Parties

Tenaris financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding principal amount of loans to Techgen as of December 31, 2020, amounted to $58 million; as of December 31, 2019, amounted to $58 million and as of December 31, 2018, amounted to $99 million. These loans generated interest gains in favor of Tenaris in an amount of $3 million in 2020, $4 million in 2019 and $5 million in 2018.

Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $2 million in 2019 and $9 million in 2018.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C. Interest of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-72 for our audited consolidated financial statements.

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

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements (see notes 23 “Non-current allowances and provisions” and 24 “Current allowances and provisions” to our audited consolidated financial statements included in this annual report) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Material Legal Proceedings

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2020. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

CSN claims relating to the January 2012 acquisition of Usiminas shares

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

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

• With respect to Chubb’s claim, on October 9, 2018, Confab paid an amount of approximately BRL13.1 million (approximately $3.5 million at historical exchange rate), including interest, fees and expenses, settling the Chubb claim in full.

• With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL69.9 million (approximately $13.5 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL59.9 million (approximately $11.5 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The audit committee of the Company's board of directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the board of directors concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the board of directors. As of the date of this annual report, the trial has not yet started.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case will now proceed based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A. - Petrobras under a supply contract. Both companies have already filed their defenses. On September 28, 2020, TCU’s technical unit, advised TCU that the alleged overprice should be reduced from BRL9 million (approximately $1.7 million) to BRL401 thousand (approximately $77 thousand), and further stated that because of its immateriality, the alleged overcharge should not give rise to any penalties or indemnification obligations and acknowledged that any potential penalties would be barred as a result of the applicable statute of limitations. On November 19, 2020 the Public Prosecutor’s Office filed an opinion supporting the TCU’s technical unit’s views. As of the date of this annual report, TCU’s final judgment is pending. The estimated amount of this claim is BRL30.6 million (approximately $5.9 million). The Company believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.2 million (approximately $11 million). At this stage, the Company cannot predict the outcome of this claim.

U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. The trial is set for August 2021. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2020, the claim amounted to approximately EUR25.7 million (approximately $31.6 million), comprising EUR20.7 million (approximately $25.5 million) in principal and EUR5.0 million (approximately $6.1 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2020, these additional claims would amount to approximately EUR10.5 million (approximately $12.9 million), comprising EUR8.1 million (approximately $10.0 million) in principal and EUR2.4 million (approximately $2.9 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

Product liability litigation

The Company’s recently acquired U.S. subsidiary, IPSCO, or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $17.6 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

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

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend		Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 4, 2016	531	0.45	0.90	November 2015	May 2016
May 3, 2017	484	0.41	0.82	November 2016	May 2017
May 2, 2018	484	0.41	0.82	November 2017	May 2018
May 6, 2019	484	0.41	0.82	November 2018	May 2019
June 2, 2020	153	0.14	0.28	November 2019	N/A

On June 2, 2020, the Annual Shareholders Meeting approved a proposal that no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019. However, as quarterly results started to recover, on November 4, 2020, the Company’s board of directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $83 million, which was paid on November 25, 2020. On February 24, 2021, the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting scheduled to be held on May 3, 2021, the payment of an annual dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million, which includes the interim dividend, paid on November 25, 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021. For more information, see “Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”.

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

As of February 28, 2021, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of February 28, 2021, a total of 131,535,964 shares were registered in the name of the depositary for the Company’s ADR program.

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

The Company’s extraordinary shareholders’ meeting held on June 2, 2020 approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. The validity period of such authorization will expire on June 12, 2025. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preemptive subscription rights shall apply):

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

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On February 24, 2021 the board of directors announced the proposals to be submitted to the consideration of the Annual General Shareholders’ meeting, including its proposal on dividends. For more information, see Item 5G. Operating and Financial Review and Prospects –Recent Developments – Annual Dividend Proposal”

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

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

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2020, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting, that will consider, among other matters our Consolidated Financial Statements and Annual Accounts included in this annual report, will take place in the Company’s registered office in Luxembourg, on Monday, May 3, 2021, at 3:30 p.m. Central European Time.

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

The notice to the annual general shareholders meeting to be held on May 3, 2021, and the Shareholder Meeting Brochure and Proxy Statement for the meetings, describing the procedures for voting at the meetings applicable to holders of ADRs will be made available on the Company’s website at https://ir.tenaris.com/investor-relations in accordance with applicable rules and regulations, and will be timely filed by the Company in a report of foreign issuer on Form 6-K.

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
88

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

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market. Please see Item 16.E. “Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further information on the authorization granted on June 2, 2020, by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase shares of the Company, including shares represented by ADSs.

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

D. Exchange Controls

Many of the countries that are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include mainly Argentina, Brazil, Indonesia, Mexico, Nigeria and Romania.

In Argentina, the Argentine peso was subject to a devaluation of approximately 41% during 2020. In the past, the Argentine authorities took several measures to reduce volatility in the exchange rate between the ARS and the USD and implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions that had been lifted in 2016 were reinstated in 2019. As a result, Tenaris’s Argentine subsidiaries are currently required to repatriate to Argentina all export proceeds (including U.S. dollars received through advance payments and pre-financing facilities) and convert such proceeds into Argentine pesos at the applicable exchange rate as of the repatriation date. Access to the Argentine foreign exchange market, either to purchase foreign currency or to transfer foreign currency abroad (including import payments, repayment of foreign financial indebtedness, payment of services or dividends abroad, foreign currency-savings by individuals and/or any other purchase or transfer of foreign exchange) is subject to certain conditions. With limited exceptions, prior approval from the Argentine central bank, which is rarely granted, is required to purchase foreign currency to pay dividends to foreign shareholders and to make other payments to affiliates or third parties abroad. Throughout 2020, the Argentine central bank has imposed foreign exchange restrictions aimed at limiting the purchase of foreign currency.

As of December 31, 2020, approximately 9% of Tenaris’s consolidated net assets were located in Argentina.

For additional information regarding factors affecting the Argentine economy, see Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. For additional information on current foreign exchange restrictions in Argentina, see note 27 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report.

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

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of most of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The first phase of the corporate reorganization was completed in December 2010 and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets. The second phase of the reorganization was completed in 2011.

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2020). Within the six-month period, progressive income tax rates apply (ranging from 0 to 42%1 in 2020).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains, realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 24.94% for the fiscal year ending 2020. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

1 A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).
91

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

Nevertheless, a withholding tax exemption may apply if the distribution is made to (as far as relevant in the case at hand):

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
92

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

U.S. federal income taxation

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

  a dealer in securities,
  a bank,
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization,
  a person who invests through a pass-through entity, including a partnership, a life insurance company,
  a former citizen or long-term resident of the United States, a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs), a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes, a person that purchases or sells shares or ADSs as part of a wash sale for U.S. federal income tax purposes, or a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

  an individual citizen or resident of the United States,
  a domestic corporation (or an entity treated as a domestic corporation), an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applied to foreign private issuers. Accordingly, the Company is required to file annual and special reports and other information with the SEC; however, foreign private issuers are not required to deliver proxy statements or to file quarterly reports. We prepare quarterly and annual consolidated financial statements according to IFRS. The Company’s annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of such information in Luxembourg and any other jurisdiction in which the Company’s securities are listed. In addition, the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the Company’s fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s Internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://ir.tenaris.com/investor-relations.

For the year ended December 31, 2020, the Company’s Depositary for issuing ADSs evidencing shares was Deutsche Bank Trust Company Americas. During the time there continues to be ADSs deposited with the Depositary, the Company will furnish the Depositary with:

  its annual reports, and
  copies of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.
96

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2020 and 2019 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2020	Expected maturity date
	2021	2022	2023	2024	2025	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	29	8	4	-	-	41
Variable rate	-	75	200	-	-	-	275

Current Debt
Fixed rate	197	-	-	-	-	-	197
Variable rate	107	-	-	-	-	-	107
	303	104	208	4	-	-	619

At December 31, 2019	Expected maturity date
	2020	2021	2022	2023	2024	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	16	23	-	-	-	40
Variable rate	-	1	0	-	-	-	1

Current Debt
Fixed rate	728	-	-	-	-	-	728
Variable rate	53	-	-	-	-	-	53
	781	17	24	-	-	-	822

_______________

(1) As most borrowings are based on short-term fixed rates, or variable rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 2.51% at December 31, 2020 and to 3.18% at December 31, 2019.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2020, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 82% of total financial debt.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2020, we had variable interest rate debt of $382 million and fixed rate debt of $237 million ($197 million of the fixed rate debt are short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs corresponds to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $44 million in 2020, compared to $49 million in 2019.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2020.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(40)
Euro	U.S. dollar	(291)
Saudi Arabian Riyal	U.S. dollar	(126)

The main relevant exposures as of December 31, 2020 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar, and Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to an asset of $8.2 million at December 31, 2020 and an asset of $18.1 million at December 31, 2019. For further detail on our foreign currency derivative contracts, please see note 25 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

At December 31, 2020, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a debit of $4.8 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2020.

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
  Expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) and conversion of foreign currency.
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

Fees Payable by the Depositary to the Company

Fees paid in 2020

In 2020, the Company received fees from Deutsche Bank Trust Company Americas, as the Company’s Depositary, for an amount of $1,260,804, based on the Depositary’s revenues resulting from issuance and cancellation fees charged to ADR holders, net of custody and safe keeping costs. In addition, the Depositary has waived the cost of providing administrative and reporting services, and access charges in connection with the Company’s ADR Program.

Fees payable during 2021

The Company expects to collect fees from the Depositary during 2021 for an amount yet to be determined based on the Depositary’s revenues resulting from issuance and cancellation fees charged to ADR holders, net of custody and safe keeping costs for the period March 1, 2020 through February 2021.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2020).

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 19, 2021, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2020, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2020.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2020 has been audited by PwC Luxembourg, as stated in their report included herein. See “—Attestation of Registered Public Accounting Firm”.

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Ms. Mónica Tiuba, the audit committee’s chairperson, meets the attributes defined in Item 16A of Form 20-F for an “audit committee financial expert” and has competence in accounting or auditing matters, as required by applicable Luxembourg law. In addition, the audit committee, as a whole, has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. The audit committee has the authority to engage, at the Company’s expense, independent counsel and other internal or external advisors to review, investigate or otherwise advise on, any matter, as the audit committee may determine to be necessary to carry out its purposes and responsibilities.

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

Item 16C. Principal Accountant Fees and Services

Fees paid to the Company’s Principal Accountant

In 2020 and 2019, PwC Luxembourg served as the principal external auditor for the Company. Fees accrued to PwC Luxembourg and other PwC member firms for the years ended December 31, 2020 and December 31, 2019 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2020	2019

Audit Fees	3,781	3,846
Audit-Related Fees	134	50
Tax Fees	102	7
All Other Fees	-	1
Total	4,017	3,904

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required in connection with the Company’s filings with the U.S. Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company, the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes, among others, fees for attestation services on financial information of the Company and its subsidiaries included in annual reports filed with the respective regulators.

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

Under the charter, the audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s external auditors. On a yearly basis, the audit committee reviews together with management and the external auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairperson the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

During 2020, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2020, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

On June 2, 2020, at the Company’s general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADSs, on the following terms and conditions:

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
104

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
  Only fully paid-up Securities may be acquired pursuant to this authorization.
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

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Luxembourg law provisions on audit committee membership require only that at least one member of the audit committee have competence in accounting or auditing matters. The board of directors of the Company has determined that Ms. Tiuba, the committee’s chairperson, is competent in accounting or auditing matters. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. The audit committee has the authority, from time to time and as it deems necessary, to engage persons that meet all of the attributes of a financial expert as consultants. See Item 16.A. “Audit Committee Financial Expert”.

Standards for evaluating director independence

Under the NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires the board of directors to express such an opinion. In addition, the definition of “independent” under the NYSE rules differ in some non-material respects from the definition contained in the Company’s articles of association. For more information on our independent directors and the definition of “independent” under our articles of association see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors” and Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

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

The Shareholders’ Rights Law requires the Company to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer. Such Compensation Policy must be submitted to the non-binding vote of the shareholders. In addition, the Shareholders’ Rights Law provides that the Company must prepare an annual report describing the compensation paid to directors and the chief executive officer for the performance of their duties and submit such report to the shareholders for approval. The Compensation Policy and Compensation Report must be available on the Company’s website. For more information on the Compensation Policy and the 2020 Compensation Report see Item 6.B. “Directors, Senior Management and Employees – Compensation”.

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

Item 18. Financial Statements

See pages F-1 through F-72 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 2, 2020

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*    The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019 and 2018

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Tenaris S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Tenaris S.A. and its subsidiaries (the “Company”) as of 31 December 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and  International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business combination – Acquisition of IPSCO Tubulars, Inc.

As described in Note 32 to the consolidated financial statements, the Company completed the acquisition of IPSCO Tubulars, Inc. for net consideration of 1,029 million USD in 2020, which resulted in 170 million USD of intangible assets being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the acquisition of IPSCO Tubulars, Inc. is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) significant audit effort in evaluating the significant assumptions relating to the estimate, such as the cash flow projections, the revenue growth rates, the customer attrition rates, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including the control over management’s valuation of the intangible assets and over the development of the cash flow projections, revenue growth rates, customer attrition rates, and the discount rate assumptions utilised in the valuation of the intangible assets. These procedures also included, among others, (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of intangible assets. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the cash flow projections, revenue growth rates, customer attrition rates, and the discount rate for the intangible assets. Evaluating the reasonableness of the revenue growth rates and customer attrition rates involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s cash flow projections.

Impairment assessment of long-lived assets - U.S. seamless and welded tube businesses (OCTG - USA, Bay City and IPSCO Tubulars)

As described in Notes 5, 10 and 11 to the consolidated financial statements, at 31 December 2020, the Company’s property, plant and equipment balance was 6,193 million USD, the licences, patents and trademarks balance was 168 million USD and the customer relationship balance was 115 million USD, out of which  a significant portion relate to the U.S. seamless and welded tube businesses (OCTG - USA, Bay City and IPSCO). During the first quarter of 2020, as a result of the deterioration of business conditions, low levels of consumption caused by the spread of COVID-19 pandemic and in light of the presence of impairment indicators for its assets in the United States, the Company decided to write down the goodwill and other long lived assets recording an impairment charge of approximately 622 million USD, out of which 225 million USD and 357 million USD relate to OCTG -USA and IPSCO goodwill balances. Goodwill and assets that are subject to amortization or depreciation are reviewed for impairment by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Moreover, goodwill is subject to at least an annual impairment test. Management determined the recoverable amount of these assets based on value in use. Value in use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. Management judgment is required to estimate discounted future cash flows. The main key assumptions used by management in estimating the value in use of the U.S. seamless and welded tube businesses (OCTG - USA, Bay City and IPSCO) are discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

The principal considerations for our determination that performing procedures relating to the impairment assessment of long-lived assets of the U.S. seamless and welded tube businesses is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw material costs; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of long-lived assets, including controls over management’s analysis of impairment indicators and controls over the review of assumptions used and discounted cash flow calculations. These procedures also included, among others, (i) testing management’s process for determining the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw materials costs. Evaluating management’s assumptions related to oil and gas prices, average number of active oil and gas drilling rigs and raw material costs involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the businesses; (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 30 March 2021
Represented by

/s/ Fabrice Goffin
Fabrice Goffin

We have served as the Company’s auditor since 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2020	2019	2018
Continuing operations
Net sales	1	5,146,734	7,294,055	7,658,588
Cost of sales	2	(4,087,317)	(5,107,495)	(5,279,300)
Gross profit		1,059,417	2,186,560	2,379,288
Selling, general and administrative expenses	3	(1,119,227)	(1,365,974)	(1,509,976)
Impairment charge	5	(622,402)	-	-
Other operating income	6	33,393	23,004	15,059
Other operating expenses	6	(14,252)	(11,199)	(12,558)
Operating (loss) income		(663,071)	832,391	871,813
Finance income	7	18,387	47,997	39,856
Finance cost	7	(27,014)	(43,381)	(36,942)
Other financial results	7	(56,368)	14,667	34,386
(Loss) income before equity in earnings of non-consolidated companies and income tax		(728,066)	851,674	909,113
Equity in earnings of non-consolidated companies	13	108,799	82,036	193,994
(Loss) income before income tax		(619,267)	933,710	1,103,107
Income tax	8	(23,150)	(202,452)	(229,207)
(Loss) income for the year		(642,417)	731,258	873,900

Attributable to:
Owners of the parent		(634,418)	742,686	876,063
Non-controlling interests		(7,999)	(11,428)	(2,163)
		(642,417)	731,258	873,900
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (losses) earnings per share (U.S. dollars per share)		(0.54)	0.63	0.74
Basic and diluted (losses) earnings per ADS (U.S. dollars per ADS) (*)		(1.07)	1.26	1.48

 (*) Each ADS equals two shares.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018
(Loss) income for the year	(642,417)	731,258	873,900
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	31,172	(27,294)	(96,916)
Change in value of cash flow hedges and instruments at fair value	(9,832)	3,039	(6,701)
Income tax relating to components of other comprehensive income	2,376	(707)	34
From participation in non consolidated companies:
- Currency translation adjustment (*)	(31,977)	(10,781)	1,848
- Changes in the fair value of derivatives held as cash flow hedges and others	792	812	(132)
	(7,469)	(34,931)	(101,867)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(4,971)	(9,272)	7,963
Income tax on items that will not be reclassified	770	1,545	(1,932)
Remeasurements of post employment benefit obligations of non-consolidated companies	634	(9,878)	(3,855)
	(3,567)	(17,605)	2,176
Other comprehensive (loss) for the year, net of tax	(11,036)	(52,536)	(99,691)
Total comprehensive (loss) income for the year	(653,453)	678,722	774,209
Attributable to:
Owners of the parent	(643,435)	690,095	776,713
Non-controlling interests	(10,018)	(11,373)	(2,504)
	(653,453)	678,722	774,209

(*) For 2018 and 2019 Tenaris recognized its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment. In 2020 Ternium changed the functional currency of its Argentine subsidiary to U.S. dollar and IAS 29 is no longer applicable.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2020		At December 31, 2019
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,193,181		6,090,017
Intangible assets, net	11	1,429,056		1,561,559
Right-of-use assets, net	12	241,953		233,126
Investments in non-consolidated companies	13	957,352		879,965
Other investments	19	247,082		24,934
Deferred tax assets	21	205,590		225,680
Receivables, net	14	154,303	9,428,517	157,103	9,172,384
Current assets
Inventories, net	15	1,636,673		2,265,880
Receivables and prepayments, net	16	77,849		104,575
Current tax assets	17	136,384		167,388
Trade receivables, net	18	968,148		1,348,160
Derivative financial instruments	25	11,449		19,929
Other investments	19	872,488		210,376
Cash and cash equivalents	19	584,681	4,287,672	1,554,299	5,670,607
Total assets			13,716,189		14,842,991
EQUITY
Capital and reserves attributable to owners of the parent			11,262,888		11,988,958
Non-controlling interests			183,585		197,414
Total equity			11,446,473		12,186,372
LIABILITIES
Non-current liabilities
Borrowings	20	315,739		40,880
Lease liabilities	12	213,848		192,318
Deferred tax liabilities	21	254,801		336,982
Other liabilities	22 (i)	245,635		251,383
Provisions	23	73,218	1,103,241	54,599	876,162
Current liabilities
Borrowings	20	303,268		781,272
Lease liabilities	12	43,495		37,849
Derivative financial instruments	25	3,217		1,814
Current tax liabilities	17	90,593		127,625
Other liabilities	22 (ii)	202,826		176,264
Provisions	24 (ii)	12,279		17,017
Customer advances		48,692		82,729
Trade payables		462,105	1,166,475	555,887	1,780,457
Total liabilities			2,269,716		2,656,619
Total equity and liabilities			13,716,189		14,842,991

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 26.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the year	-	-	-	-	-	(634,418)	(634,418)	(7,999)	(642,417)
Currency translation adjustment	-	-	-	30,849	-	-	30,849	323	31,172
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(4,664)	428	(4,236)	35	(4,201)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,079)	-	(5,079)	(2,377)	(7,456)
From other comprehensive income of non-consolidated companies	-	-	-	(31,977)	1,426	-	(30,551)	-	(30,551)
Other comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	428	(9,017)	(2,019)	(11,036)
Total comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	(633,990)	(643,435)	(10,018)	(653,453)
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	2	-	2	1,490	1,492
Dividends paid in cash	-	-	-	-	-	(82,637)	(82,637)	(5,301)	(87,938)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of 1.00 per share. As of December 31, 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 26 (iii).

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 34.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Section II AP)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017 restated	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the year	-	-	-	-	-	876,063	876,063	(2,163)	873,900
Currency translation adjustment	-	-	-	(96,673)	-	-	(96,673)	(243)	(96,916)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	6,135	-	6,135	(104)	6,031
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,673)	-	(6,673)	6	(6,667)
From other comprehensive income of non-consolidated companies	-	-	-	1,848	(3,987)	-	(2,139)	-	(2,139)
Other comprehensive (loss) for the year	-	-	-	(94,825)	(4,525)	-	(99,350)	(341)	(99,691)
Total comprehensive income (loss) for the year	-	-	-	(94,825)	(4,525)	876,063	776,713	(2,504)	774,209
Acquisition and other changes in non-controlling interests	-	-	-	-	(2)	-	(2)	(22)	(24)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(3,661)	(487,681)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2019 and 2018 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) Mainly related to Saudi Steel Pipe Company (“SSPC”) acquisition. See note 32.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2020	2019	2018
Cash flows from operating activities
(Loss) income for the year		(642,417)	731,258	873,900
Adjustments for:
Depreciation and amortization	10, 11 & 12	678,806	539,521	664,357
Impairment charge	5	622,402	-	-
Income tax accruals less payments	28(ii)	(117,214)	(193,417)	58,494
Equity in earnings of non-consolidated companies	13	(108,799)	(82,036)	(193,994)
Interest accruals less payments, net	28(iii)	(538)	(4,381)	6,151
Changes in provisions		(13,175)	2,739	(8,396)
Changes in working capital	28(i)	1,059,135	523,109	(737,952)
Currency translation adjustment and others		42,183	11,146	(51,758)
Net cash provided by operating activities		1,520,383	1,527,939	610,802

Cash flows from investing activities
Capital expenditures	10 & 11	(193,322)	(350,174)	(349,473)
Changes in advance to suppliers of property, plant and equipment		(1,031)	3,820	4,851
Acquisition of subsidiaries, net of cash acquired	32	(1,025,367)	(132,845)	-
Investment in companies under cost method		-	(2,933)	-
Additions to associated companies	33	-	(19,610)	-
Loan to non-consolidated companies	13 (c)	-	-	(14,740)
Repayment of loan by non-consolidated companies	13 (c)	-	40,470	9,370
Proceeds from disposal of property, plant and equipment and intangible assets		14,394	2,091	6,010
Dividends received from non-consolidated companies	13	278	28,974	25,722
Changes in investments in securities		(887,216)	389,815	717,368
Net cash (used in) provided by investing activities		(2,092,264)	(40,392)	399,108

Cash flows from financing activities
Dividends paid	9	(82,637)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(5,301)	(1,872)	(3,498)
Changes in non-controlling interests		2	1	(24)
Payments of lease liabilities	12	(48,553)	(41,530)	-
Proceeds from borrowings		658,156	1,332,716	1,019,302
Repayments of borrowings		(896,986)	(1,159,053)	(1,432,202)
Net cash used in financing activities		(375,319)	(353,758)	(900,442)

(Decrease) increase in cash and cash equivalents		(947,200)	1,133,789	109,468
Movement in cash and cash equivalents
At the beginning of the year		1,554,275	426,717	330,090
Effect of exchange rate changes		(22,492)	(6,231)	(12,841)
(Decrease) increase in cash and cash equivalents		(947,200)	1,133,789	109,468
At December 31,		584,583	1,554,275	426,717

		At December 31,
Cash and cash equivalents		2020	2019	2018
Cash and bank deposits		584,681	1,554,299	428,361
Bank overdrafts	20	(98)	(24)	(1,644)
		584,583	1,554,275	426,717

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Income tax
G	Right-of-use assets and lease liabilities	9	Dividends distribution
H	Impairment of non-financial assets	10	Property, plant and equipment, net
I	Other investments	11	Intangible assets, net
J	Inventories	12	Right-of-use assets, net and lease liabilities
K	Trade and other receivables	13	Investments in non-consolidated companies
L	Cash and cash equivalents	14	Receivables - non current
M	Equity	15	Inventories, net
N	Borrowings	16	Receivables and prepayments, net
O	Current and deferred income tax	17	Current tax assets and liabilities
P	Employee benefits	18	Trade receivables, net
Q	Provisions	19	Cash and cash equivalents and other investments
R	Trade and other payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and other selling expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Foreign exchange control measures in Argentina
A	Financial risk factors	28	Cash flow disclosures
B	Category of financial instruments and classification within the fair value hierarchy	29	Related party transactions
C	Fair value estimation	30	Fees paid to the Company's principal accountant
D	Accounting for derivative financial instruments and hedging activities	31	Principal subsidiaries
		32	Business combinations
		33	Agreement to build a welded pipe plant in West Siberia
		34	Agreement to build a steel pipe premium connection threading plant in Baotou
		35	Closure of facilities at JFE’s Keihin steel complex
		36	Closure of Prudential Steel LTD
		37	Cancellation of title deed in Saudi Steel Pipe Company
		38	Nationalization of Venezuelan Subsidiaries
		39	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition
		40	Subsequent event

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 31 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 24, 2021.

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

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets (note II.H); income taxes (note II.O); obsolescence of inventory (note II.J); loss contingencies (note II.Q); allowance for trade receivables (note II.K); defined benefit obligations (note II.P); business combinations (notes II.B, IV.32); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H); property title ownership restriction (note 37). During the period there were no material changes in the significant accounting estimates.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recognition of deferred tax assets, and their recoverability, impairment testing, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities. In the twelve-month period ended December 31, 2020, management conducted impairment tests and recorded impairment charges over certain long-lived assets. Refer to notes 5 and 39 for further information on impairment of assets and the impact of the oil and gas crisis and the COVID-19 pandemic.

(1)                 Accounting pronouncements applicable as from January 1, 2020 and relevant for Tenaris

IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions”

The Company chose not to adopt the optional amendment to IFRS 16 “Leases”, “COVID-19 - Related Rent Concessions”. An assessment was conducted and the Company concluded that the impact was not material.

Other accounting pronouncements that became effective during 2020 have no material effect on the Company’s financial condition or results of operations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B Group accounting (Cont.)

(2) Non-consolidated companies (Cont.)

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Ternium

At December 31, 2020, Tenaris held 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

  Both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
  Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
  Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à.r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

Usiminas

At December 31, 2020, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 36.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

Confab’s acquisition of the Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Tenaris’s affiliate Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares.

At December 31, 2020, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

The corporate governance rules reflected in the Usiminas shareholders agreement include, among others, an alternation mechanism for the nomination of each of the Chief Executive Officer (“CEO”) and the Chairman of the board of directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Such separate agreement includes, among others, provisions granting Confab certain rights relating to the T/T Group’s nomination of Usiminas’ officers and directors under the Usiminas shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, Tenaris accounts for its investment in Usiminas under the equity method (as defined by IAS 28).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B Group accounting (Cont.)

(2) Non-consolidated companies (Cont.)

Techgen

Techgen S.A. de C.V. (“Techgen”), which operates an electric power plant in Mexico, is a joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. (“Tecpetrol”) and 22% by Tenaris. Tenaris, Ternium and Tecpetrol are parties to a shareholders’ agreement relating to the governance of Techgen. The Company, Ternium and Tecpetrol are under the indirect common control of San Faustin; consequently, Tenaris accounts its interest in Techgen under the equity method (as defined by IAS 28).

Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary Saudi Steel Pipe Company (“SSPC”), currently owns 35% of the share capital of GPC. Through the shareholders agreement, SSPC is entitled to choose one of the five members of the Board of Directors of GPC. In addition, SSPC has the ability to block any shareholder resolution. Based on the facts stated above, the Company has determined that it has significant influence over this entity and accounts for its investment in GPC under the equity method (as defined by IAS 28).

Tenaris carries its investments in non consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2020, 2019 and 2018, no impairment provisions were recorded in any of the aforementioned investments. See note 13.

C Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (“CODM”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

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
  Prices of their critical raw materials and inputs are priced and / or settled in U.S. dollars;
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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

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

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4 -10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses for 2020 of $45 million and did not materially affect depreciation expenses for 2019 and 2018.

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

For the purpose of impairment testing, goodwill is allocated to a cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, resulted in additional amortization expenses for 2020 of $11.1 million and did not materially affect amortization expenses for 2019 and 2018.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2020, 2019 and 2018, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2020, 2019 and 2018.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2020, 2019 and 2018 totaled $41.8 million, $61.1 million and $63.4 million, respectively.

Capitalized costs were not material for the years 2020, 2019 and 2018.

(5)  Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, as well as the more recent acquisitions of Saudi Steel Pipes (“SSPC”) and Ipsco Tubulars Inc. (“IPSCO”).

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

In 2018 the Company reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2020 the net book value of IPSCO’s customer relationship amounts to $51.3 with a residual life of 2 years, SSPC’s customer relationship amounts to $63.8 million, with a residual useful life of 7 years, while Maverick’s and Hydril’s customer relationships are fully amortized.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

G Right-of-use assets and lease liabilities

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

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

H Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test. Or more frequently if events or circumstances indicate that the carrying amount value may be impaired.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

H Impairment of non-financial assets (Cont.)

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5.

I  Other investments

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

Other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

J Inventories

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

K Trade and other receivables

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

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The expected loss allowance also reflects current and forward-looking information on macroeconomic factors affecting the ability of each customer to settle the receivables.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

L Cash and cash equivalents

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

M Equity

(1) Equity components

The Consolidated Statement of Changes in Equity includes:

  The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
  The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)                 Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2020, 2019 and 2018 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

(3)                 Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 26 (iii).

N Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

O Current and deferred income tax

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

O Current and deferred income tax (Cont.)

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

P Employee benefits

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

P Employee benefits (Cont.)

(2)       Post employment benefits (Cont.)

For defined benefit plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

  An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2020 the outstanding liability for this plan amounts to $36.9 million.

  Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2020 the outstanding liability for this plan amounts to $17.3 million.

  Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2020 the outstanding liability for these plans amounts to $13.6 million.

  Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2020 the outstanding liability for this plan amounts to $10.6 million.

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

As of December 31, 2020 and 2019, the outstanding liability corresponding to the Program amounts to $82.4 million and $99.0 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2020 and 2019, is $108.7 million and $119.9 million, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

P Employee benefits (Cont.)

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

This note should be read in conjunction with note 26.

R  Trade and other payables

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

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

S Revenue recognition (Cont.)

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

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and mainly include:

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

Field services, the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

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

  Interest income: on the effective yield basis.
  Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
  Construction contracts revenues is recognized in accordance with the stage of the project completion.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

T Cost of sales and other selling expenses

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

V Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

  those to be measured subsequently at fair value (either through OCI or through profit or loss), and those to be measured at amortised cost.

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

Fair value through profit and loss: Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

For equity instruments, these are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

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

A. Financial Risk Factors

(i)  Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.05 as of December 31, 2020 and 0.06 as of December 31, 2019. The Company does not have to comply with regulatory capital adequacy requirements.

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

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 25.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2020 and 2019.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2020	2019
Argentine Peso / U.S. dollar	(39,561)	(95,811)
Euro / U.S. dollar	(291,362)	(103,518)
Saudi Arabian Riyal / U.S. dollar	(125,789)	(107,582)

The main relevant exposures correspond to:

  Argentine Peso / U.S. dollar

As of December 31, 2020 and 2019 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $1.0 million as of December 31, 2020 and 2019 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)

  Euro / U.S. dollar

As of December 31, 2020 and 2019, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $2.9 million and $1.0 million as of December 31, 2020 and 2019, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

  Saudi Arabian Riyal / U. S. dollar

As of December 31, 2020 and 2019 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2020 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.1 million (including a loss / gain of $1.0 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $2.3 million. For balances held as of December 31, 2019, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $4.6 million (including a loss / gain of $4.9 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $0.6 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2020		2019
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	237,320	38%	768,002	93%
Variable rate	381,687	62%	54,150	7%
Total	619,007		822,152

 (*) Out of the $237 million fixed rate borrowings, $197 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.1 million in 2020 and $7.7 million in 2019.

(iv) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2020, 2019 and 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

A. Financial Risk Factors (Cont.)

(iv) Credit risk (Cont.)

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See Section II.K.

As of December 31, 2020 and 2019 trade receivables amounted to $968.1 million and $1,348.2 million respectively. Trade receivables have guarantees under credit insurance of $134.9 million and $178.7 million, letter of credit and other bank guarantees of $47.8 million and $55.2 million, and other guarantees of $8.8 million and $0.6 million as of December 31, 2020 and 2019 respectively.

As of December 31, 2020 and 2019, overdue trade receivables amounted to $195.9 million and $242.7 million, respectively. As of December 31, 2020 and 2019, overdue guaranteed trade receivables amounted to $20.7 million and $28.7 million; and the allowance for doubtful accounts amounted to $53.7 million and $48.8 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)  Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 88% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2020, in comparison with approximately 96% as of December 31, 2019.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2020, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets at the end of 2020 and 2019.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2020 and 2019, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2020 and 2019, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 95% of total liquid financial assets.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2020 and 2019.

(all amounts in thousands of U.S. dollars)

	Carrying Amount	Measurement Categories			At Fair Value
December 31, 2020		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	-	98,183	98,183	-	-
Other investments	872,488	763,697	108,791	-	108,791	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	-	-	-	-	-
U.S. Sovereign Bills	97,982	97,982	-	-	-	-	-
Non - U.S. Sovereign Bills	14,586	14,586	-	-	-	-	-
Certificates of deposits	222,132	222,132	-	-	-	-	-
Commercial papers	268,737	268,737	-	-	-	-	-
Other notes	160,260	160,260	-	-	-	-	-
Bonds and other fixed income	108,791	-	108,791	-	108,791	-	-
Non - U.S. government securities	20,219	-	20,219	-	20,219	-	-
Corporates securities	88,572	-	88,572	-	88,572	-
Derivative financial instruments	11,449	-	-	11,449	-	11,449	-
Other Investments Non-current	247,082	-	239,422	7,660	239,422	-	7,660
Bonds and other fixed income	239,422	-	239,422	-	239,422	-	-
Other investments	7,660	-	-	7,660	-	-	7,660
Trade receivables	968,148	968,148	-	-	-	-	-
Receivables C and NC (*)	232,152	90,330	48,659	-		-	48,659
Other receivables	138,989	90,330	48,659	-	-	-	48,659
Other receivables (non-financial)	93,163	-	-	-	-	-	-
Total		2,308,673	396,872	117,292	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	-	-	-	-	-
Trade payables	462,105	462,105	-	-	-	-	-
Finance Lease Liabilities C and NC	257,343	257,343	-	-	-	-	-
Derivative financial instruments	3,217	-	-	3,217	-	3,217	-
Total		1,338,455	-	3,217	-	3,217	-

(*) Includes balances related to interest in our Venezuelan companies. See note 38.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

(all amounts in thousands of U.S. dollars)

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2019		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	-	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	-	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-	-
Other notes	40,244	40,244	-	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	-	134,990	9,512	-
U.S. government securities	10,211	-	10,211	-	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	-	19,125	9,512	-
Corporates securities	105,654	-	105,654	-	105,654	-	-
Derivative financial instruments	19,929	-	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	18,012	6,922	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	-	18,012	-	-
Other investments	6,922	-	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-	-
Total		1,894,875	211,173	1,193,548	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-	-
Finance Lease Liabilities C and NC	230,167	230,167	-	-	-	-	-
Derivative financial instruments	1,814	-	-	1,814	-	1,814	-
Total		1,608,206	-	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies. See note 38.

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See note 38.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following table presents the changes in Level 3 assets:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	55,581	52,985
(Decrease) / Addition	(3,604)	2,933
Increase due to business combinations	3,915	-
Currency translation adjustment and others	427	(337)
At the end of the year	56,319	55,581

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

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount (including interests accrued) in 2020 and 2019. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

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

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2020 and 2019, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $4.8 million debit and $2.6 million credit respectively. See note 25.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 25.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1            Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2020	Tubes	Other	Total
IFRS - Net Sales	4,844	303	5,147
Management view - operating (loss)	(277)	(50)	(327)
Differences in cost of sales	(138)	4	(134)
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(2)	-	(2)
Differences in other operating income (expenses), net	(200)	-	(200)
IFRS - operating (loss)	(616)	(47)	(663)
Financial income (expense), net			(65)
(Loss) before equity in earnings of non-consolidated companies and income tax			(728)
Equity in earnings of non-consolidated companies			109
(Loss) before income tax			(619)
Capital expenditures	189	4	193
Depreciation and amortization	661	18	679

Year ended December 31, 2019	Tubes	Other	Total
IFRS - Net Sales	6,870	424	7,294
Management view - operating income	857	73	930
Differences in cost of sales	(105)	3	(102)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	756	77	833
Financial income (expense), net			19
Income before equity in earnings of non-consolidated companies and income tax			852
Equity in earnings of non-consolidated companies			82
Income before income tax			934
Capital expenditures	338	12	350
Depreciation and amortization	523	17	540

Year ended December 31, 2018	Tubes	Other	Total
IFRS - Net Sales	7,233	426	7,659
Management view - operating income	702	81	783
Differences in cost of sales	112	7	119
Differences in depreciation and amortization	(34)	-	(34)
Differences in selling, general and administrative expenses	(2)	6	4
IFRS - operating income	778	94	872
Financial income (expense), net			37
Income before equity in earnings of non-consolidated companies and income tax			909
Equity in earnings of non-consolidated companies			194
Income before income tax			1,103
Capital expenditures	346	3	349
Depreciation and amortization	645	19	664

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

1            Segment information (Cont.)

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $16.9, $36.2 and $52.4 million in 2020, 2019 and 2018, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. See Section II.C - Segment Information. The main difference in Other operating income (expenses), net is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total
Year ended December 31, 2020
Net sales	2,179,949	776,235	642,793	1,227,532	320,225	-	5,146,734
Total assets	8,071,574	1,868,458	1,461,738	804,559	552,508	957,352	13,716,189
Trade receivables	411,692	115,972	139,427	210,194	90,863	-	968,148
Property, plant and equipment, net	3,971,101	1,050,619	823,057	242,939	105,465	-	6,193,181
Capital expenditures	71,531	63,111	39,691	10,452	8,537	-	193,322
Depreciation and amortization	408,546	106,827	84,518	44,259	34,656	-	678,806

Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521

Year ended December 31, 2018
Net sales	3,611,509	1,462,044	724,733	1,559,988	300,314	-	7,658,588
Total assets	7,971,311	2,489,522	1,913,589	588,746	482,563	805,568	14,251,299
Trade receivables	791,190	280,801	215,202	383,358	66,815	-	1,737,366
Property, plant and equipment, net	3,859,060	1,133,113	848,178	94,040	129,517	-	6,063,908
Capital expenditures	196,220	68,603	77,467	2,047	5,136	-	349,473
Depreciation and amortization	441,705	108,558	82,769	10,389	20,936	-	664,357

(*) For 2020, 2019 and 2018 includes Investments in non-consolidated companies. See note 13.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

1            Segment information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (26%), Mexico, Argentina, Canada, Saudi Arabia, Brazil and Italy.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represents approximately 24%, 21% and 15% in 2020, 2019 and 2018 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2020	2019	2018
Oil and Gas	4,073	5,757	6,042
Hydrocarbon Processing and Power Generation	371	534	602
Industrial and Other	400	579	589
Total	4,844	6,870	7,233

At December 31, 2020, 2019 and 2018, the Company recognized contract liabilities related to customer advances in the amount of $48.7, $82.7 and $62.7 million, respectively. These amounts related to years 2019 and 2018 were reclassified to revenues during the subsequent year. In these periods, no significant adjustment in revenues were performed related to performance obligations previously satisfied.

2            Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Inventories at the beginning of the year	2,265,880	2,524,341	2,368,304
Increase in inventory due to business combinations	199,589	52,966	-
Plus: Charges of the year
Raw materials, energy, consumables and other	1,545,688	2,709,629	3,400,396
Services and fees	154,976	222,415	275,130
Labor cost (*)	757,359	870,261	855,040
Depreciation of property, plant and equipment	503,725	428,791	432,497
Amortization of intangible assets	8,121	5,948	8,220
Depreciation of right-of-use assets	40,127	28,727	-
Maintenance expenses	107,764	284,758	185,782
Allowance for obsolescence	35,809	29,138	25,457
Taxes	45,162	100,738	133,308
Other	59,790	115,663	119,507
	3,458,110	4,849,034	5,435,337
Less: Inventories at the end of the year	(1,636,673)	(2,265,880)	(2,524,341)
	4,087,317	5,107,495	5,279,300

(*) For the year ended December 2020, 2019 and 2018, labor cost includes approximately $81.3 million, $17.2 million and $15.0 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018
3            Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Services and fees	115,883	153,773	128,090
Labor cost (*)	444,436	481,854	470,928
Depreciation of property, plant and equipment	26,814	18,524	16,968
Amortization of intangible assets	82,355	41,967	206,672
Depreciation of right-of-use assets	17,664	15,564	-
Commissions, freight and other selling expenses	310,815	441,442	491,555
Provisions for contingencies	11,957	28,565	23,498
Allowances for doubtful accounts	4,644	(16,256)	1,751
Taxes	63,234	110,876	71,110
Other	41,425	89,665	99,404
	1,119,227	1,365,974	1,509,976

(*) For the year ended December 2020, 2019 and 2018, labor cost includes approximately $61.2 million, $7.4 million and $10.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4            Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Wages, salaries and social security costs	1,036,211	1,274,474	1,250,783
Severance indemnities	142,458	24,637	25,225
Defined contribution plans	12,442	12,663	13,217
Pension benefits - defined benefit plans	11,097	18,207	15,390
Employee retention and long term incentive program	(413)	22,134	21,353
	1,201,795	1,352,115	1,325,968

The following table shows the geographical distribution of the employees:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

4                Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

Country	2020	2019	2018
Mexico	4,501	5,370	5,595
Argentina	4,376	5,405	5,427
Italy	2,039	2,144	2,155
USA	1,596	2,255	2,382
Romania	1,552	1,815	1,852
Brazil	1,360	1,360	1,287
Colombia	746	1,040	1,082
Canada	561	772	1,030
Indonesia	521	616	554
Japan	399	400	399
Other	1,377	2,023	1,204
	19,028	23,200	22,967

5           Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A decline during the first months of 2020 in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, also declined. Selling prices of products in North America were also affected by low levels of consumption caused by the spread of COVID-19 pandemic. For more information on these effects, refer to note 39.

The Company conducts regular assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2020, the main discount rates used were in a range between 8.0% and 13.6%.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2020, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

5           Impairment charge (Cont.)

In March, 2020, as a result of the deterioration of business conditions and in light of the presence of impairment indicators for its assets in the United States, the Company decided to write down the goodwill and other long lived assets recording an impairment charge of approximately $622 million, impacting the carrying value of goodwill of the CGUs OCTG-USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods-USA for $36 million. Out of the total amount, $582 million were allocated to the Tubes segment. No impairment charges were recorded for the years 2019 and 2018.

(all amounts in millions of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	544	225	319
IPSCO	1,169	357	812
Coiled Tubing	108	4	104
Rods - USA	73	36	37

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices, and the evolution of the rig count.

An increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would have generated an additional impairment as showed in the below table.

(all amounts in millions of U.S. dollars)	+100Bps Discount rate	-100Bps Growth rate	-5% Cash flows
OCTG - USA	(60)	(43)	(16)
IPSCO	(117)	(77)	(41)
Coiled Tubing	(12)	(6)	(5)
Rods - USA	(5)	(3)	(2)

6           Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Other operating income
Net income from other sales	9,891	8,651	3,604
Net rents	5,501	5,089	4,909
Other	18,001	8,025	6,546
Recovery on allowance for doubtful receivables	-	1,239	-
	33,393	23,004	15,059

Other operating expenses
Contributions to welfare projects and non-profit organizations	12,989	11,199	11,379
Allowance for doubtful receivables	1,263	-	1,179
	14,252	11,199	12,558

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

7            Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018

Interest Income	21,625	48,061	42,244
Net result on changes in FV of financial assets at FVPL	-	(64)	(2,388)
Impairment result on financial assets at FVTOCI	(3,238)	-	-
Finance income (*)	18,387	47,997	39,856
Finance cost	(27,014)	(43,381)	(36,942)
Net foreign exchange transactions results (**)	(74,422)	27,868	28,845
Foreign exchange derivatives contracts results (***)	19,644	(11,616)	6,576
Other	(1,590)	(1,585)	(1,035)
Other financial results	(56,368)	14,667	34,386
Net financial results	(64,995)	19,283	37,300

(*) Finance Income:

In 2020, 2019 and 2018 includes $6.5, $7.6 and $3.6 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

In 2020 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary, together with the negative impact from Brazilian Real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian Real, largely offset by the currency translation adjustment reserve from our Brazilian subsidiaries. Also includes the  negative result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade, social, fiscal and financial positions at Mexican subsidiaries with functional currency U.S. dollar.

In 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

In 2018 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar, together with the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by the currency translation adjustment reserve from our Italian subsidiary.

 (***) Foreign exchange derivatives contracts results:

In 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real and Canadian dollar and net payables in Euro.

In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

In 2018 includes mainly gain on derivatives covering net receivables in Canadian dollar.

8            Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

Current tax	(121,048)	(299,692)	(343,104)
Deferred tax	97,898	97,240	113,897
Tax charge	(23,150)	(202,452)	(229,207)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

8           Income tax (Cont.)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019	2018

(Loss) Income before income tax	(619,267)	933,710	1,103,107
Less Impairment charges (non deductible)	622,402	-	-
Income before income tax without impairment charges	3,135	933,710	1,103,107

Tax calculated at the tax rate in each country	21,052	(186,752)	(207,422)
Effect of currency translation on tax base	(72,936)	(53,296)	(77,552)
Changes in the tax rates	(958)	13	(1,824)
Utilization of previously unrecognized tax losses	98	547	-
Tax revaluation, withholding tax and others	29,594	37,036	57,591
Tax charges	(23,150)	(202,452)	(229,207)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets / liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax bases in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Tax revaluation, withholding tax and others, includes a net tax income of $61 million, $66 million and $65 million for 2020, 2019 and 2018 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $10 million, $34 million and $26 million for 2020, 2019 and 2018 respectively related to withholding taxes for intra-group international operations.

9            Dividends distribution

On November 4, 2020, the Company’s Board of Directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $82.6 million, payable on November 25, 2020, with an ex-dividend date of November 23, 2020.

On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends be distributed in respect of fiscal year 2019 beyond the interim dividend of approximately $153 million already paid in November 2019.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

10         Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586
Currency translation adjustment	(545)	72,650	443	(2,095)	(162)	70,291
Increase due to business combinations (*)	39,622	440,366	7,195	16,255	-	503,438
Additions	1,451	1,524	620	157,315	6,845	167,755
Transfers / Reclassifications	5,881	157,473	15,586	(176,589)	-	2,351
Disposals / Consumptions	(5,964)	(61,281)	(8,811)	(968)	(5,392)	(82,416)
Values at the end of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005

Depreciation and impairment
Accumulated at the beginning of the year	121,468	7,302,135	322,966	-	-	7,746,569
Currency translation adjustment	(288)	56,560	405	-	-	56,677
Depreciation charge	11,368	492,973	26,198	-	-	530,539
Impairment charge (See note 5)	-	36,000	-	-	-	36,000
Transfers / Reclassifications	(1)	349	(475)	-	-	(127)
Disposals / Consumptions	(89)	(57,897)	(6,848)	-	-	(64,834)
Accumulated at the end of the year	132,458	7,830,120	342,246	-	-	8,304,824
At December 31, 2020	707,126	5,249,425	72,511	102,226	61,893	6,193,181

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

10         Property, plant and equipment, net (Cont.)

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982
Currency translation adjustment	(1,611)	(38,961)	(1,615)	(864)	(256)	(43,307)
Increase due to business combinations (**)	59,468	115,908	1,733	1,630	-	178,739
Additions	16	1,178	1,107	299,412	12,202	313,915
Transfers / Reclassifications	8,723	296,272	28,349	(317,128)	(11,984)	4,232
Disposals / Consumptions	(35)	(27,153)	(7,110)	(2,120)	(2,557)	(38,975)
Values at the end of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586

Depreciation and impairment
Accumulated at the beginning of the year	110,914	6,936,900	310,260	-	-	7,358,074
Currency translation adjustment	(420)	(24,973)	(1,485)	-	-	(26,878)
Depreciation charge	11,409	415,826	20,080	-	-	447,315
Transfers / Reclassifications	(362)	(38)	-	-	-	(400)
Disposals / Consumptions	(73)	(25,580)	(5,889)	-	-	(31,542)
Accumulated at the end of the year	121,468	7,302,135	322,966	-	-	7,746,569
At December 31, 2019	677,671	5,166,678	76,758	108,308	60,602	6,090,017

(*) Related to IPSCO acquisition. See note 32.

(**) Related to SSPC acquisition. See note 32.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2020 and 2019 of $33.6 million and $35.4 million, respectively. There were no interest capitalized during 2020 and 2019.

The carrying amounts of assets pledged as security for current and non-current borrowings are immaterial for the years 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

11         Intangible assets, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	604,870	463,742	2,117,837	2,140,051	5,326,500
Currency translation adjustment	1,108	220	(5,058)	-	(3,730)
Increase due to business combinations (**)	11,563	87,000	357,183	71,100	526,846
Additions	24,965	602	-	-	25,567
Transfers / Reclassifications	(1,393)	-	-	-	(1,393)
Disposals	(3,761)	(1,064)	-	-	(4,825)
Values at the end of the year	637,352	550,500	2,469,962	2,211,151	5,868,965

Amortization and impairment
Accumulated at the beginning of the year	536,337	373,772	797,592	2,057,240	3,764,941
Currency translation adjustment	890	(1)	-	-	889
Amortization charge	42,931	8,760	-	38,785	90,476
Impairment charge (See note 5)	-	-	586,402	-	586,402
Transfers / Reclassifications	931	-	-	-	931
Disposals	(3,730)	-	-	-	(3,730)
Accumulated at the end of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
At December 31, 2020	59,993	167,969	1,085,968	115,126	1,429,056

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

11         Intangible assets, net (Cont.)

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	580,622	464,571	2,085,936	2,058,859	5,189,988
Currency translation adjustment	(1,917)	(70)	(968)	-	(2,955)
Increase due to business combinations (***)	405	-	32,869	81,192	114,466
Additions	35,487	772	-	-	36,259
Transfers / Reclassifications	(4,665)	-	-	-	(4,665)
Disposals	(5,062)	(1,531)	-	-	(6,593)
Values at the end of the year	604,870	463,742	2,117,837	2,140,051	5,326,500

Amortization and impairment
Accumulated at the beginning of the year	513,984	373,466	797,592	2,038,981	3,724,023
Currency translation adjustment	(1,734)	-	-	-	(1,734)
Amortization charge	28,937	719	-	18,259	47,915
Disposals	(4,850)	(413)	-	-	(5,263)
Accumulated at the end of the year	536,337	373,772	797,592	2,057,240	3,764,941
At December 31, 2019	68,533	89,970	1,320,245	82,811	1,561,559

(*) Includes Proprietary Technology.

(**) Related to IPSCO acquisition. See note 32.

(***) Related to SSPC acquisition. See note 32.

The geographical allocation of goodwill for the year ended December 31, 2020 was $939.2 million for North America, $111.1 million for South America, $33.7 million for Middle East & Africa and $2.0 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2020, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa (Hydril and other)	346	19	365
Siderca (Hydril and other)	265	93	358
Hydril	309	-	309
Other	-	54	54
Total	920	166	1,086

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

12         Right-of-use assets, net and lease liabilities

Right of use assets evolution

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	36,137	225,389	14,194	275,720
Currency translation adjustment	(839)	746	530	437
Increase due to business combinations (*)	3,461	13,730	7,556	24,747
Additions	11,534	42,573	5,034	59,141
Transfers / Reclassifications	439	(458)	136	117
Disposals	(8,800)	(8,622)	(8,835)	(26,257)
At December 31, 2020	41,932	273,358	18,615	333,905

Depreciation
Accumulated at the beginning of the year	8,330	30,581	3,683	42,594
Currency translation adjustment	(92)	145	190	243
Depreciation charge	13,200	37,671	6,920	57,791
Transfers / Reclassifications	(2,876)	1,702	1,291	117
Disposals	(3,420)	(2,106)	(3,267)	(8,793)
Accumulated at the end of the year	15,142	67,993	8,817	91,952
At December 31, 2020	26,790	205,365	9,798	241,953

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

12        Right-of-use assets, net and lease liabilities (Cont.)

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2019	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	27,713	202,352	8,335	238,400
Currency translation adjustment	(88)	6	8	(74)
Increase due to business combinations (**)	229	2,038	-	2,267
Additions	9,292	24,985	7,165	41,442
Transfers / Reclassifications	-	496	(496)	-
Disposals	(1,009)	(4,488)	(818)	(6,315)
At December 31, 2019	36,137	225,389	14,194	275,720

Depreciation
Accumulated at the beginning of the year	-	-	-	-
Currency translation adjustment	(3)	3	8	8
Depreciation charge	8,514	31,869	3,908	44,291
Transfers / Reclassifications	-	(62)	62	-
Disposals	(181)	(1,229)	(295)	(1,705)
Accumulated at the end of the year	8,330	30,581	3,683	42,594
At December 31, 2019	27,807	194,808	10,511	233,126

(*) Related to IPSCO acquisition. See note 32.

(**) Related to SSPC acquisition.

Depreciation of right-of-use assets is mainly included in Tubes segment.

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

12        Right-of-use assets, net and lease liabilities (Cont.)

Lease liability evolution

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019

Opening net book amount	230,167	234,149
Increase due to business combinations	26,046	2,267
Translation differences	7,656	2,690
Additions	58,536	36,957
Cancellations	(17,529)	(4,688)
Repayments (*)	(51,666)	(43,974)
Interest accrued	4,133	2,766
At December 31,	257,343	230,167

(*) Repayments include capital and interest.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16.9%, 40.5% and 42.6% of the total remaining payments, respectively.

Expenses related to short-term leases and low value leases (included in cost of sales and selling, general and administrative expenses) for the year 2020 amounted to $1.7 million and $3.2 million respectively and for the year 2019 amounted to $15.1 million and $1.3 million respectively. Expenses related to variable leases (included in cost of sales and selling, general and administrative expenses) were not material for the years 2020 and 2019.

13         Investments in non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	879,965	805,568
Translation differences	(31,977)	(10,781)
Equity in earnings of non-consolidated companies	108,799	82,036
Increase due to business combinations	-	20,635
Dividends and distributions declared (*)	(861)	(28,037)
Additions	-	19,610
Increase / (decrease) in equity reserves and others	1,426	(9,066)
At the end of the year	957,352	879,965

(*) Related to Ternium and Usiminas. During 2020 and 2019 $0.3 million and $29.0 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2020	2019	2020	2019
a) Ternium (*)	Luxembourg	11.46%	11.46%	830,028	751,105
b) Usiminas (**)	Brazil	3.07%	3.07%	65,144	74,593
c) Techgen	Mexico	22.00%	22.00%	19,536	9,888
d) Global Pipe Company	Saudi Arabia	35.00%	35.00%	23,421	22,550
Others	-	-	-	19,223	21,829
				957,352	879,965

(*) Including treasury shares.

(**) At December 31, 2020 and 2019 the voting rights were 5.19%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

13        Investments in non-consolidated companies (Cont.)

 a) Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2020, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $29.08 per ADS, giving Tenaris’s ownership stake a market value of approximately $668 million. At December 31, 2020, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $830 million.

As of December 31, 2020, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Ternium
	2020	2019
Non-current assets	8,289,460	8,757,320
Current assets	4,566,775	4,178,213
Total assets	12,856,235	12,935,533
Non-current liabilities	2,559,485	3,452,535
Current liabilities	1,853,597	1,768,125
Total liabilities	4,413,082	5,220,660

Equity	8,443,153	7,714,873

Revenues	8,735,435	10,192,818
Gross profit	1,635,512	1,740,378
Net income for the year attributable to owners of the parent	778,468	564,269
Total comprehensive income for the year, net of tax, attributable to owners of the parent	666,667	445,473

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2020, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL15.69 ($3.02) and BRL14.61 ($2.81), respectively, giving Tenaris’s ownership stake a market value of approximately $113.8 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $65.1 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

13        Investments in non-consolidated companies (Cont.)

(all amounts in thousands of U.S. dollars)	Usiminas
	2020	2019
Non-current assets	3,487,317	4,335,662
Current assets	2,276,368	2,198,449
Total assets	5,763,685	6,534,111
Non-current liabilities	1,661,605	1,955,395
Current liabilities	861,912	716,930
Total liabilities	2,523,517	2,672,325

Equity	3,240,168	3,861,786

Revenues	3,132,949	3,790,206
Gross profit	624,199	478,141
Net income for the year attributable to owners of the parent	106,361	52,779

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, and started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2020, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), held 48% and 30% respectively. As of December 31, 2020, the carrying value of Tenaris’s ownership stake in Techgen was approximately $19.5 million.

Techgen entered into certain transportation capacity agreements, a contract for the purchase of power generation equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2020, Tenaris’s exposure under these agreements amounted to $48.8 million, $0.9 million and $17.6 million respectively.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the portion corresponding to Tenaris amounted to $40.5 million. As of December 31, 2020, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

Techgen is a party to a $640 million syndicated loan agreement, which is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase of 22% of the energy generated by Techgen, by the Company’s Mexican subsidiary, Tamsa, remain substantially unchanged.

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

d)       GPC

GPC is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of December 31, 2020, the carrying value of Tenaris’s ownership stake in GPC was approximately $23.4 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2020, SSPC’s exposure under the guarantees amounted to $131.5 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

14        Receivables – non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Employee advances and loans	4,563	6,008
Tax credits	18,046	20,065
Receivables from related parties	62,790	59,999
Legal deposits	8,600	12,378
Advances to suppliers and other advances	4,803	3,772
Receivable Venezuelan subsidiaries	48,659	48,659
Others	6,842	6,222
	154,303	157,103

15        Inventories, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Finished goods	691,922	968,329
Goods in process	417,097	612,888
Raw materials	143,558	221,954
Supplies	488,802	486,411
Goods in transit	158,929	194,015
	1,900,308	2,483,597
Allowance for obsolescence, see note 24 (i)	(263,635)	(217,717)
	1,636,673	2,265,880

16        Receivables and prepayments, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Prepaid expenses and other receivables	26,457	30,579
Government entities	3,075	1,867
Employee advances and loans	4,672	8,189
Advances to suppliers and other advances	14,661	17,180
Government tax refunds on exports	2,723	670
Receivables from related parties	16,217	19,837
Miscellaneous	13,961	31,145
	81,766	109,467
Allowance for other doubtful accounts, see note 24 (i)	(3,917)	(4,892)
	77,849	104,575

17        Current tax assets and liabilities

(all amounts in thousands of U.S. dollars)

	Year ended December 31,
Current tax assets	2020	2019
V.A.T. credits	106,293	112,161
Prepaid taxes	30,091	55,227
	136,384	167,388

	Year ended December 31,
Current tax liabilities	2020	2019
Income tax liabilities	27,616	64,994
V.A.T. liabilities	9,933	9,953
Other taxes	53,044	52,678
	90,593	127,625

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

18        Trade receivables, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Current accounts	1,017,663	1,387,494
Receivables from related parties	4,161	9,448
	1,021,824	1,396,942
Allowance for doubtful accounts, see note 24 (i)	(53,676)	(48,782)
	968,148	1,348,160

The following table sets forth details of the aging of trade receivables:

(all amounts in thousands of U.S. dollars)	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2020
Guaranteed	191,514	170,796	18,778	1,940
Not guaranteed	830,310	655,132	116,802	58,376
Guaranteed and not guaranteed	1,021,824	825,928	135,580	60,316
Expected loss rate	0.07%	0.04%	0.23%	0.72%
Allowances for doubtful accounts	(721)	(321)	(331)	(69)
Nominative allowances for doubtful accounts	(52,955)	(718)	(1,011)	(51,226)
Net Value	968,148	824,889	134,238	9,021

(all amounts in thousands of U.S. dollars)	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2019
Guaranteed	234,427	205,764	26,899	1,764
Not guaranteed	1,162,515	948,449	157,960	56,106
Guaranteed and not guaranteed	1,396,942	1,154,213	184,859	57,870
Expected loss rate	0.09%	0.04%	0.24%	0.57%
Allowances for doubtful accounts	(1,294)	(529)	(455)	(310)
Nominative allowances for doubtful accounts	(47,488)	-	(1,922)	(45,566)
Net Value	1,348,160	1,153,684	182,482	11,994

Trade receivables are mainly denominated in U.S. dollars.

19        Cash and cash equivalents and other investments

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Cash and cash equivalents
Cash at banks	117,807	118,314
Liquidity funds	98,183	1,166,697
Short – term investments	368,691	269,288
	584,681	1,554,299
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	65,874
Bonds and other fixed income	108,791	144,502
	872,488	210,376
Other investments - Non-current
Bonds and other fixed income	239,422	18,012
Others	7,660	6,922
	247,082	24,934

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

20        Borrowings

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Non-current
Bank borrowings	315,884	40,896
Costs of issue of debt	(145)	(16)
	315,739	40,880
Current
Bank borrowings	303,170	781,258
Bank overdrafts	98	24
Costs of issue of debt	-	(10)
	303,268	781,272
Total Borrowings	619,007	822,152

The maturity of borrowings is as follows:

(all amounts in thousands of U.S. dollars)

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2020
Borrowings	303,268	104,147	207,595	3,997	-	-	619,007
Total borrowings	303,268	104,147	207,595	3,997	-	-	619,007

Interest to be accrued (*)	9,829	5,068	1,014	22	-	-	15,933
Total	313,097	109,215	208,609	4,019	-	-	634,940

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2019
Borrowings	781,272	17,307	23,573	-	-	-	822,152
Total borrowings	781,272	17,307	23,573	-	-	-	822,152

Interest to be accrued (*)	11,370	1,045	117	-	-	-	12,532
Total	792,642	18,352	23,690	-	-	-	834,684

 (*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of U.S. dollars
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2020	Maverick	Bilateral	50	2021
2020	Maverick	Bilateral	75	2022
2020	Tamsa	Bilateral	60	2023
2020	Tamsa	Bilateral	80	2023
2020	Tamsa	Bilateral	60	2023
2020	SSPC	Multiple Banks	81	2021 - 2024

As of December 31, 2020, Tenaris was in compliance with all of its covenants.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

20                 Borrowings (Cont.)

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2020 and 2019, considering hedge accounting where applicable.

	2020	2019
Total borrowings	2.51%	3.18%

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2020	2019
USD	Variable	274,600	-
USD	Fixed	17,936	18,370
SAR	Fixed	20,902	16,106
EUR	Fixed	1,828	5,108
EUR	Variable	473	1,296
Total non-current borrowings		315,739	40,880

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2020	2019
USD	Variable	67,823	17,092
USD	Fixed	2,322	274,799
EUR	Variable	1,015	80
EUR	Fixed	3,886	3,772
MXN	Fixed	147,997	424,964
ARS	Fixed	3,699	86
SAR	Variable	37,776	35,666
SAR	Fixed	38,750	24,797
Others	Variable	-	16
Total current borrowings		303,268	781,272

Borrowings evolution

	Year ended December 31, 2020
(all amounts in thousands of U.S. dollars)	Non current	Current
At the beginning of the year	40,880	781,272
Translation differences	266	(487)
Proceeds and repayments, net	234,455	(478,913)
Interests accrued less payments	426	(12,016)
Reclassifications	(12,940)	12,940
Increase due to business combinations	52,652	398
Overdrafts variation	-	74
At the end of the year	315,739	303,268
F-48

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

21                 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible and Other	Total
At the beginning of the year	651,339	19,396	118,062	788,797
Translation differences	1,644	-	253	1,897
Increase due to business combinations	89,306	-	43,397	132,703
Charged to other comprehensive income	-	-	(1,194)	(1,194)
Income statement (credit)	(39,874)	(4,141)	(34,725)	(78,740)
At December 31, 2020	702,415	15,255	125,793	843,463

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible and Other	Total
At the beginning of the year	710,995	25,048	46,532	782,575
Translation differences	(347)	-	(4)	(351)
Increase due to business combinations	5,621	-	11,209	16,830
Charged to other comprehensive income	-	-	423	423
Income statement charge / (credit)	(64,930)	(5,652)	59,902	(10,680)
At December 31, 2019	651,339	19,396	118,062	788,797

Deferred tax assets

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)
Translation differences	1,804	513	1,996	644	4,957
Increase due to business combinations	(7,452)	(24,580)	(33,598)	(34,974)	(100,604)
Charged to other comprehensive income	-	-	-	(1,952)	(1,952)
Income statement charge / (credit)	4,093	31,534	(65,715)	10,930	(19,158)
At December 31, 2020	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)
Translation differences	362	306	497	286	1,451
Increase due to business combinations	(1,160)	(1,413)	(1,172)	(2,238)	(5,983)
Charged to other comprehensive income	-	-	-	(1,261)	(1,261)
Income statement charge / (credit)	(2,739)	(5,712)	14,100	(92,209)	(86,560)
At December 31, 2019	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)

In 2019 the effect of the adoption of IFRS 16 has been recognized as “Other” both for deferred tax assets and liabilities.

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future. This amount includes $438.8 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO. The U.S. subsidiaries have incurred in fiscal losses in the past years. The remaining balance mainly corresponds to Tenaris’s Colombian, Japanese, Canadian and Saudi Arabian subsidiaries. These subsidiaries have incurred in fiscal losses in the past one or two years. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

21                 Deferred income tax (Cont.)

The expiration dates of the recognized tax losses in less than 1 year, between 2 and 5 years and in more than 5 years is approximately 0%, 1.7% and 98.3% respectively.

As of December 31, 2020, the net unrecognized deferred tax assets amounted to $173.7 million. The expiration dates of the unrecognized tax losses less than 1 year, between 2 and 5 years and more than 5 years is approximately 4.6%, 17.1% and 78.3% respectively.

The estimated recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Deferred tax assets to be recovered after 12 months	(640,603)	(538,274)
Deferred tax liabilities to be settled after 12 months	840,892	766,852

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

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Deferred tax assets	(205,590)	(225,680)
Deferred tax liabilities	254,801	336,982
	49,211	111,302

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2020	2019
At the beginning of the year	111,302	197,433
Translation differences	6,854	1,100
Increase due to business combinations	32,099	10,847
Charged to other comprehensive income	(3,146)	(838)
Income statement (credit)	(97,898)	(97,240)
At the end of the year	49,211	111,302

22                 Other liabilities

(i)                  Other liabilities – Non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Post-employment benefits	136,811	144,993
Other-long term benefits	64,928	85,473
Miscellaneous	43,896	20,917
	245,635	251,383

Post-employment benefits

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Unfunded	115,774	125,573
Funded	21,037	19,420
	136,811	144,993

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22                  Other liabilities (Cont.)

Post-employment benefits (Cont.)

  Unfunded

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Values at the beginning of the year	125,573	97,318
Current service cost	4,796	7,978
Interest cost	6,496	5,526
Curtailments and settlements	(1,237)	-
Remeasurements (*)	(2,230)	7,010
Translation differences	(415)	(1,567)
Increase due to business combinations	1,566	15,660
Benefits paid from the plan	(22,955)	(9,328)
Other	4,180	2,976
At the end of the year	115,774	125,573

(*) For 2020 a loss of $1.6 million is attributable to demographic assumptions and a gain of $3.8 million to financial assumptions. For 2019 a loss of $1.3 million is attributable to demographic assumptions and a loss of $5.7 million to financial assumptions.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2020	2019
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2020, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.0 million and $7.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.1 million and $2.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

  Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Present value of funded obligations	176,309	160,412
Fair value of plan assets	(157,335)	(145,160)
Liability (*)	18,974	15,252

 (*) In 2020 and 2019, $2.1 million and $4.2 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22                  Other liabilities (Cont.)

Post-employment benefits (Cont.)

  Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	160,412	146,885
Translation differences	2,148	4,542
Current service cost	850	721
Interest cost	5,009	5,754
Remeasurements (*)	18,025	12,769
Benefits paid	(9,266)	(10,259)
Other	(869)	-
At the end of the year	176,309	160,412

(*) For 2020 a loss of $3.7 million is attributable to demographic assumptions and a loss of $14.3 million to financial assumptions.

For 2019 a loss of $0.4 million is attributable to demographic assumptions and a loss of $12.4 million to financial assumptions.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
At the beginning of the year	(145,160)	(132,438)
Translation differences	(1,729)	(4,137)
Return on plan assets	(4,411)	(5,018)
Remeasurements	(10,396)	(10,507)
Contributions paid to the plan	(5,017)	(3,589)
Benefits paid from the plan	9,266	10,259
Other	112	270
At the end of the year	(157,335)	(145,160)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2020	2019
Equity instruments	49.3%	49.0%
Debt instruments	46.8%	47.0%
Others	3.9%	4.0%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2020	2019
Discount rate	1% - 3%	3% - 4%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2020, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $19.7 million and $24.2 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.9 million and $1.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

22                  Other liabilities (Cont.)

The employer contributions expected to be paid for the year 2021 amounts approximately to $2.8 million.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

(ii)                Other liabilities – current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2020	2019
Payroll and social security payable	175,175	153,009
Miscellaneous	27,651	23,255
	202,826	176,264

23                  Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2020	2019
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	54,599	36,089
Translation differences	(5,739)	(1,571)
Increase due to business combinations	26,542	-
Additional provisions	478	19,904
Reclassifications	557	5,641
Used	(3,219)	(5,464)
Values at the end of the year	73,218	54,599

24                    Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2020	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(48,782)	(4,892)	(217,717)
Translation differences	(37)	801	1,560
Increase due to business combinations	(1,930)	-	(76,776)
(Additional) allowances	(4,644)	(1,263)	(35,809)
Used	1,717	1,437	65,107
At December 31, 2020	(53,676)	(3,917)	(263,635)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

24                    Current allowances and provisions (Cont.)

Year ended December 31, 2019	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(66,535)	(6,784)	(209,796)
Translation differences	9	88	794
Increase due to business combinations	(1,788)	-	(10,761)
(Additional) / reversals allowances	16,256	1,239	(29,138)
Used	3,276	565	31,184
At December 31, 2019	(48,782)	(4,892)	(217,717)

(ii)                Liabilities

Year ended December 31, 2020	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	5,867	11,150	17,017
Translation differences	(5)	(975)	(980)
Increase due to business combinations	116	398	514
Additional provisions	9,728	1,751	11,479
Reclassifications	-	(557)	(557)
Used	(13,911)	(1,283)	(15,194)
At December 31, 2020	1,795	10,484	12,279

Year ended December 31, 2019	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	6,814	17,469	24,283
Translation differences	(28)	(570)	(598)
Increase due to business combinations	505	8,000	8,505
Additional / (reversals) provisions	11,880	(3,219)	8,661
Reclassifications	-	(5,641)	(5,641)
Used	(13,304)	(4,889)	(18,193)
At December 31, 2019	5,867	11,150	17,017

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

25                  Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Derivatives hedging borrowings and investments	10,119	19,000
Other Derivatives	1,330	929
Contracts with positive fair values	11,449	19,929

Derivatives hedging borrowings and investments	(2,250)	-
Other Derivatives	(967)	(1,814)
Contracts with negative fair values	(3,217)	(1,814)
Total	8,232	18,115

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2020 and 2019 were as follows:

(all amounts in thousands of U.S. dollars)			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2020	2019	2020	2019
MXN	USD	2021	9,838	18,999	156	404
USD	MXN	2021	(5)	(576)	-	-
USD	EUR	2021	(1,969)	-	5	-
EUR	USD	2021	543	588	-	-
JPY	USD	2021	-	(190)	-	-
USD	BRL	2021	412	(234)	85	-
JPY	USD	2030	94	-	(4,958)	2,149
USD	KWD	2021	(246)	103	(59)	38
USD	CAD	2021	-	(200)	-	-
USD	COP	2021	-	(345)	-	-
USD	CNY	2021	(482)	(167)	-	-
Others		2021	47	137	-	-
Total			8,232	18,115	(4,771)	2,591

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

25                    Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

(all amounts in thousands of U.S. dollars)

	Equity Reserve Dec-18	Movements 2019	Equity Reserve Dec-19	Movements 2020	Equity Reserve Dec-20
Foreign Exchange	(916)	3,507	2,591	(7,362)	(4,771)
Total Cash flow Hedge	(916)	3,507	2,591	(7,362)	(4,771)

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2020 will be recycled to the Consolidated Income Statement during 2021. For information on hedge accounting reserve, see Section III.D.

26                 Contingencies, commitments and restrictions on the distribution of profits

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

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

  CSN claims relating to the January 2012 acquisition of Usiminas shares

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26                  Contingencies, commitments and restrictions on the distribution of profits (Cont.)

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

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

  Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

  With respect to Chubb’s claim, on October 9, 2018, Confab paid an amount of approximately BRL13.1 million (approximately $3.5 million at historical exchange rate), including interest, fees and expenses, settling the Chubb claim in full.

  With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL69.9 million (approximately $13.5 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL59.9 million (approximately $11.5 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26                    Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i) Contingencies (Cont.)

  Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the Board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial has not yet started.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26                    Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)                       Contingencies (Cont.)

  Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case will now proceed based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

  Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A. - Petrobras under a supply contract. Both companies have already filed their defenses. On September 28, 2020, TCU’s technical unit, advised TCU that the alleged overprice should be reduced from BRL9 million (approximately $1.7 million) to BRL401 thousand (approximately $77 thousand), and further stated that because of its immateriality, the alleged overcharge should not give rise to any penalties or indemnification obligations and acknowledged that any potential penalties would be barred as a result of the applicable statute of limitations. On November 19, 2020 the Public Prosecutor’s Office filed an opinion supporting the TCU’s technical unit’s views. TCU’s final judgment is pending. The estimated amount of this claim is BRL30.6 million (approximately $5.9 million). The Company believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

  Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.2 million (approximately $11 million). At this stage, the Company cannot predict the outcome of this claim.

  U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. The trial is set for August 2021. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26                  Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)                  Contingencies (Cont.)

  Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2020, the claim amounted to approximately EUR25.7 million (approximately $31.6 million), comprising EUR20.7 million (approximately $25.5 million) in principal and EUR5.0 million (approximately $6.1 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2020, these additional claims would amount to approximately EUR10.5 million (approximately $12.9 million), comprising EUR8.1 million (approximately $10.0 million) in principal and EUR2.4 million (approximately $2.9 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

  Product liability litigation

The Company’s recently acquired U.S. subsidiary, IPSCO, or its subsidiaries, are parties to several product liability claims, which may result in damages for an aggregate amount estimated at approximately $17.6 million. This includes a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

(ii)                Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

  An Argentine subsidiary of the Company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to its facilities. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes for an original 9 -year term totalled approximately $16.8 million.

  Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes for an original 14-year term totalled approximately $31 million.

  Several of the Company’s subsidiaries entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2020, the aggregate commitment to take or pay the committed volumes totalled approximately $10.9 million.

  A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

  A subsidiary of the Company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of December 31, 2020, the aggregate commitment totalled approximately $19 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

26                    Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(ii)                Commitments and guarantees (Cont.)

  Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract will become effective upon delivery of the first purchase order, which has not yet occurred, and will remain in force for a 3 year term. As of December 31, 2020, the estimated aggregate contract amount calculated at current prices, is approximately $113.4 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

  In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company, entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the adverse scenario of declining oil and gas prices and unprecedented oversupply in the oil market, Tenaris and TMK have agreed to certain accommodations relating to the MDA’s minimum annual purchase requirement for 2020 to minimize the negative impact of the crisis on both parties. Because of this, no penalties will be applied for year 2020. As of December 31, 2020, the Company’s commitment under the MDA for the remainder of its 6-year term totalled approximately $498.3 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 13 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 13 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $2.5 billion as of December 31, 2020.

(iii) Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

27                  Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. The main currently applicable measures are described below:

  Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days from shipment date (if made to related parties) or 180 days from shipment date (if made to unrelated parties), or within 5 days of collection, if collected earlier.

  Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 5 business days of collection.

  Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is subject to Argentine Central Bank approval.

  Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties requires the importer not to have more than $100,000 deposited in any foreign account. In addition, it will have to declare it has not accessed the market to purchase bonds and sell them for foreign currency for a period of 90 days prior to the required payment of imports, and will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

27                  Foreign exchange control measures in Argentina (Cont.)

  Access to the Argentine foreign exchange market to pay debt service (principal and interests) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

  Debts with foreign creditors larger than $1 million maturing between October 15, 2020 and March 31, 2021 will need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

  Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are granted on a very restricted basis.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency markets for their foreign exchange transactions. Therefore, assets and liabilities denominated in foreign currency as of December 31, 2020, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of December 31, 2020, amounted to a net short exposure of approximately $39.6 million. As of December 31, 2020, the total net equity of Argentine subsidiaries represented approximately 8% of the total equity of Tenaris and the sales performed by Argentine subsidiaries during the year ended on December 31, 2020 amounted approximately to 12% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

28                   Cash flow disclosures

(all amounts in thousands of U.S. dollars)

		Year ended December 31,
(i)	Changes in working capital	2020	2019	2018
	Inventories	828,796	311,459	(176,443)
	Receivables and prepayments and current tax assets	74,877	(34,368)	30,144
	Trade receivables	409,163	428,326	(517,579)
	Other liabilities	(34,871)	(18,295)	(22,984)
	Customer advances	(34,388)	16,844	5,976
	Trade payables	(184,442)	(180,857)	(57,066)
		1,059,135	523,109	(737,952)
(ii)	Income tax accruals less payments
	Tax accrued	23,150	202,452	229,207
	Taxes paid	(140,364)	(395,869)	(170,713)
		(117,214)	(193,417)	58,494
(iii)	Interest accruals less payments, net
	Interest accrued	8,627	(4,616)	(2,914)
	Interest received	19,613	30,890	40,613
	Interest paid	(28,778)	(30,655)	(31,548)
		(538)	(4,381)	6,151

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

29                    Related party transactions

As of December 31, 2020:

  San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

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

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2020	2019	2018
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	20,183	20,577	23,709
	Sales of goods to other related parties	18,243	69,972	131,548
	Sales of services to non-consolidated parties	5,829	5,620	7,641
	Sales of services to other related parties	5,049	4,386	5,647
		49,304	100,555	168,545
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	84,485	174,588	245,186
	Purchases of goods to other related parties	12,892	51,765	106,624
	Purchases of services to non-consolidated parties	6,979	9,404	9,556
	Purchases of services to other related parties	18,133	54,514	46,179
		122,489	290,271	407,545

	(all amounts in thousands of U.S. dollars)	At December 31,
		2020	2019
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	78,721	78,884
	Receivables from other related parties	4,447	10,400
	Payables to non-consolidated parties	(24,914)	(19,100)
	Payables to other related parties	(2,310)	(7,048)
		55,944	63,136
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,042)	(2,064)
	Finance lease liabilities from other related parties	(810)	-
		(2,852)	(2,064)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

29                    Related party transactions (Cont.)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 13 (c and d) and note 26 (ii). No other material guarantees were issued in favor of other related parties.

Directors’ and senior management compensation

During the years ended December 31, 2020, 2019 and 2018, the cash compensation of Directors and Senior managers amounted to $27.4 million, $33.7 million and $33.7 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 522, 468 and 558 thousand units for a total amount of $5.0 million, $4.8 million and $5.6 million respectively in connection with the Employee retention and long term incentive program mentioned in note II.P.3 Employee benefits – Other long term benefits.

30                    Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2020	2019	2018
Audit fees	3,781	3,846	3,841
Audit-related fees	134	50	43
Tax fees	102	7	-
All other fees	-	1	7
Total	4,017	3,904	3,891

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

31                    Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2020.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2020	2019	2018
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	NA	NA
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD. (b)	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	NA
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100 % of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019 and 2018.

(b) See note 36.

(c) Tenaris holds 97.5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32                    Business combinations

Acquisition of IPSCO Tubulars, Inc.

  Acquisition and price determination

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was $1,067 million. The final acquisition price was subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On June 25, 2020 Tenaris and PAO TMK signed a Letter Agreement in which they settled the discussions regarding certain adjustments on the transaction price. The parties finally determined the closing price in an amount equal to $1,029 million, which is less than the closing price paid by an amount equal to $38.5 million. This amount was collected on July 2, 2020 and this agreement implies that all disputes relating to the closing statement were resolved.

IPSCO’s facilities are located mainly in the midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. The Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas. Given the abrupt and steep decline in market demand in 2020, all of IPSCO’s facilities were temporarily closed but some of them are expected to resume operations during the 2021 as market continues to improve.

In connection with the closing of the transaction, subsidiaries of Tenaris and TMK entered into a 6-year master distribution agreement (the “MDA”) for more information see note 26 (ii).

The Company has begun consolidating IPSCO’s balances and results of operations as from January 2, 2020. The acquired business contributed revenues for $186.7 million, mainly assigned to Tubes segment, with a minor contribution to the Company’s margin for the period starting January 2, 2020 and ending December 31, 2020.

  Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended December 31, 2020, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as inventory, property, plant and equipment, other liabilities and deferred tax assets.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	$ million
Property, Plant and Equipment	503
Intangible assets	170
Working capital	138
Cash and Cash Equivalents	4
Borrowings	(53)
Provisions	(27)
Other assets and liabilities, net	(63)
Net assets acquired	672

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32                    Business combinations (Cont.)

Acquisition of IPSCO Tubulars, Inc. (Cont.)

  Fair value of net assets acquired (Cont.)

Tenaris acquired total assets and liabilities shown above, for approximately $1,029 million. As a result of the acquisition, Tenaris recognized goodwill for approximately $357 million. The goodwill is not deductible for tax purposes.

The goodwill generated by the acquisition is mainly attributable to the synergy created following the integration between Tenaris and IPSCO, which is expected to enhance Tenaris’s position as well as its local manufacturing presence in the U.S. market, and also expand its product range and services capabilities.

After the conclusion of the preliminary purchase price allocation determination and as a consequence of the unprecedented decline in oil prices and other changes in circumstances, the goodwill mentioned above was impaired, for more information see note 5.

Acquisition-related costs of $9.7 million were included in general and administrative expenses ($9.4 and $0.3 in 2019 and 2020 respectively). For contingent liabilities related to the acquisition see note 26 (i).

Acquisition of Saudi Steel Pipe Company

  Acquisition and price determination

On January 21, 2019, Tenaris acquired 47.79% of the shares of SSPC, a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSPC’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSPC’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSPC. Such appointment was ratified at the shareholders meeting of SSPC held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSPC’s balances and results of operations as from January 21, 2019.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

32                    Business combinations (Cont.)

Acquisition of Saudi Steel Pipe Company (Cont.)

  Fair value of net assets acquired (Cont.)

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

33                    Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while Severstal owns the remaining 51%. The plant, which is estimated to require a total investment of $280 million is planned to have an annual production capacity of 300,000 tons.

During 2019, we invested $19.6 million in the project. In 2020, the parties completed all the engineering to get the construction permit but on-site activities faced some delays due to the COVID-19 pandemic. Therefore, no additional contributions were made during 2020.

In March 2021, the joint venture parties put on hold the construction activities, while they assess the impact of the changes in the relevant markets and competitive environment and determine whether any adjustments or changes to the project could be necessary.

34                    Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into an agreement with Inner Mongolia Baotou Steel Union Co. Ltd. to build a steel pipe premium connection threading plant to produce OCTG products in Baotou, China. Under the agreement, Tenaris owns 60%  of shares in the new company, while Inner Mongolia Baotou Steel Union Co. Ltd. holds the remaining 40%. The Company began consolidating balances and results of operations in December 2020. The plant, which is estimated to require a total investment of $32.6 million,and a 1-year construction period, is planned to have an annual production capacity of 70 thousand tons. During 2020, the Company contributed $2.3 million to the project.

35                    Closure of facilities at JFE’s Keihin steel complex

Tenaris’s seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”). Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of certain of its steel manufacturing facilities and other facilities located at the Keihin complex. The closure of JFE’s Keihin facilities may result in the unavailability of steel bars and other essential inputs or services used in NKKTubes’ manufacturing process, thereby affecting its operations. Tenaris and JFE have agreed to engage in discussions to seek mutually acceptable solutions.

36                    Closure of Prudential Steel LTD

Tenaris’s facility of Prudential Steel LTD, located in Calgary, Alberta, has been closed down and the pipe manufacturing operations of seamless, welded and premium products in Canada will be consolidated at Algoma Tubes Inc. in Sault Ste. Marie, Ontario with an additional investment of $72 million. This repositioning of the industrial activities, which will be completed by November 2021, will strengthen the competitiveness and increase the domestic production capabilities for the Canadian market.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

37                    Cancellation of title deed in Saudi Steel Pipe Company

The Company has recently learned through the Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam and were purchased from a private entity on February 13, 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public, and the legal basis for the court order is unknown. SSPC is currently assessing the effects of the court order and the available alternatives to protect the land and reinstate the title deeds. At this time, it is not possible to predict the outcome of this matter.

38                    Nationalization of Venezuelan Subsidiaries

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

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2020, post-award interest amounted to approximately $83.4 million.

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

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela subsequently appeared in the proceedings but did not oppose the entry of default judgment on the award. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.2 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

38                    Nationalization of Venezuelan Subsidiaries (Cont.)

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137.0 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2020 amounted to approximately $132.4 million.

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

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta effected service on Venezuela in accordance with US law, and Venezuela failed to file an answer in the proceeding. Tenaris and Talta then moved for default judgment. Venezuela subsequently appeared in the proceedings but did not oppose the entry of default judgment on the award. It is expected that the Tavsa award will also be converted into a judgment.

The judgment, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control.

As of December 31, 2020, Tenaris or its subsidiaries have net receivables related to its interest in the Venezuelan Companies for a total amount of approximately $48.7 million. See note III.B.

39                  The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

A novel strain of coronavirus (“SARS-CoV-2”) surfaced in China in December 2019 and subsequently spread to the rest of the world in early 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. In response to the COVID-19 outbreak, countries have taken different measures in relation to prevention and containment. For example, several countries introduced bans on business activities or locked down cities or countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States). The rapid expansion of the virus, the surfacing of new strains of the virus in several countries, and the measures taken to contain it have triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector.

While the extent of the effects of COVID-19 on the global economy and oil demand were still unclear, in March 2020, the members of OPEC+ (OPEC plus other major oil producers including Russia) did not agree to extend their agreement to cut oil production and Saudi Arabia launched a wave of additional supply on the market triggering a collapse in oil prices below $30 per barrel. This exacerbated what soon became clear was an unprecedented situation of oversupply, caused primarily by the sudden and dramatic fall in oil consumption consequent to the measures taken to contain the spread of the virus around the world. Although OPEC+ subsequently reached an agreement to cut production by as much as 9.7 million barrels per day, the situation of acute oversupply continued, causing oil prices to hit record lows. By the end of trading on April 20, 2020, the West Texas Intermediate (“WTI”) forward price for delivery in May, which had to be closed out the following day, fell to a negative value for the first time in history, as oil storage facilities were completely committed, and producers were forced to pay buyers to take their barrels. Since then, the price of oil has been recovering and currently stands above the level of $55 per barrel, bolstered by the actions to cut production taken by OPEC+ and the recovery of oil demand, as the global economy, especially industrial production, recovers and COVID-19 vaccination programs begin. With consumption exceeding production excess oil inventories built up in the first half of 2020 are being gradually reduced. The worldwide demand of oil, which stood at 100 million barrels per day in December 2019, fell to around 75-80 million barrels per day in April 2020 before recovering to around 94 million barrels per day in December 2020. Drilling activity in the United States and Canada, where it was most affected, has begun to recover but remains well below the level it was prior to the pandemic, while, in the rest of the world, any recovery will take longer following the reductions in investment plans made by oil and gas companies in response to the pandemic. There remains considerable uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the COVID-19 virus appearing and the effectiveness of vaccination programs still to be seen.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

39                  The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

Status of our operations

Although restrictions imposed in connection with the COVID-19 pandemic have been lifted in some countries where Tenaris operates, it is currently not possible to predict whether such measures will be relaxed further, reinstated or made more stringent. In addition, Tenaris has adjusted production levels at its facilities, which are operating with reduced volumes in line with market demand, and may perform additional adjustments.

In order to safeguard the health and safety of its employees, customers and suppliers, Tenaris has taken preventive measures, including remote working for the majority of professional employees, restricting onsite access to essential operational personnel, keeping personnel levels at a minimum, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these Consolidated Financial Statements, remote work and other work arrangements have not materially adversely affected Tenaris’s ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Risks associated with the COVID-19 pandemic and the oil & gas crisis

The COVID-19 pandemic and the ongoing oil & gas crisis poses the following main risks and challenges to Tenaris:

  Global oil demand may fail to recover its former level or even decrease further in the future, driving down prices even more or keeping them at very low levels, which would exert downward pressure on sales and margins of oil and gas companies, leading to further reductions and even generalized suspension of drilling activities (in the U.S. or elsewhere) and, as a result, materially adversely affecting our sales and financial position.

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

  A continuing spread of COVID-19 and new strains of the virus may affect the availability and price of raw materials, energy and other inputs used by Tenaris in its operations. Any such disruption or increased prices could adversely affect Tenaris’s profitability.

Mitigating actions

In order to mitigate the impact of expected lower sales, starting from the first quarter 2020, Tenaris implemented a worldwide rightsizing program and cost containment plan aimed at preserving its financial resources and overall liquidity position and maintaining the continuity of its operations. These actions included:

  adjusting the level of our operations and workforce around the world, including through the temporary closure of certain facilities or production lines;

  introducing efficiency and productivity improvements throughout Tenaris’s industrial system;

  downsizing our fixed cost structure, including through pay reductions for senior management and board members, as well as R&D expenses, for a total annual savings of approximately $230 million on a yearly basis;

  reducing capital expenditures by $157 million in comparison to 2019 levels;

  reducing working capital, especially inventories, in accordance with the expected levels of activity; and

  increasing our focus on managing customer credit conditions.

As of the date of these Consolidated Financial Statements, these rightsizing initiatives are largely complete and the principal objectives have been achieved; some residual actions are still ongoing.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

39                  The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition (Cont.)

As part of these liquidity preservation initiatives, on June 2, 2020, the Annual Shareholders Meeting approved that no further dividends be distributed in respect of fiscal year 2019 on top of the interim dividend of approximately $153 million already paid in November 2019. On November 4, 2020, the Company’s Board of Directors approved the payment of an interim dividend of $0.07 per share ($0.14 per ADS), or approximately $82.6 million, paid on November 25, 2020.

As of the date of these Consolidated Financial Statements, our capital and financial resources, and overall liquidity position, have not been materially affected by this new scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to the credit markets. In addition, Tenaris has a net cash position of approximately $1,085 [1] million as of the end of December 2020 and a manageable debt amortization schedule.

Considering our financial position and the funds provided by operating activities, management believes that we have sufficient resources to satisfy our current working capital needs, service our debt and address short-term changes in business conditions.

Considering the global situation, the Company has renegotiated and continues to renegotiate existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

1 Net cash / debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

40                    Subsequent event

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2021, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2021, the payment of an annual dividend of $0.21 per share ($0.42 per ADS), or approximately $248 million, which includes the interim dividend of $0.07 per share ($0.14 per ADS) or approximately $83 million, paid on November 25, 2020. If the annual dividend is approved by the shareholders, a dividend of $0.14 per share ($0.28 per ADS), or approximately $165 million will be paid on May 26, 2021, with an ex-dividend date of May 24, 2021. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 2, 2020

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*  The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 30, 2021	TENARIS S.A.

	By	/s/ Alicia Móndolo
	Name:	Alicia Móndolo
	Title:	Chief Financial Officer