Form 20-F
period 2021-12-31
TENARIS SA
filed 2022-03-31
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐              Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒              Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2021

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

Tel. + (352) 26 47 89 78

Fax. + (352) 26 47 89 79

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
  “ARS” refers to the Argentine peso.
  “BRL” refers to the Brazilian real.

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

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

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

  our ability to implement our business strategy and to adapt it adequately to the energy transition or to grow through acquisitions, joint ventures and other investments;
  our ability to price our products and services in accordance with our strategy;
  trends in the levels of investment in oil and gas exploration and drilling worldwide;
  the competitive environment in our business and our industry;
  the impact of climate change legislations, increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;
  the physical risks resulting from climate change, including increased severity of extreme weather events and long-term shifts in weather patterns;
  our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
  our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
  the impact of the COVID-19 pandemic and other crises on the world’s economy, the energy sector in general, or our business and operations;
  general macroeconomic changes as well as, political, social, public health and other conditions and developments in the countries in which we operate or distribute pipes including developments in connection with the Russia-Ukraine armed conflict; and
  changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.
3

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

Not applicable.

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

Risks Relating to Our Business and Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other factors and circumstances affecting the oil and gas industry.

We are a global steel pipe manufacturer with a strong focus on manufacturing products and providing related services for the oil and gas industry. The oil and gas industry is a major consumer of steel pipe products worldwide, particularly for products manufactured under high quality standards and demanding specifications. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. For example, drilling technology has allowed producers in the United States and Canada to increase production from their reserves of tight oil and shale gas in response to changes in market conditions more rapidly than in the past. In addition, government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems (such as the proposed EU Carbon Border Adjustment Mechanism), the adoption of “cap-and-trade” systems - such as the EU Emissions Trading System (“ETS”) - or other measures to promote the use of renewable energy sources or, electric vehicles, could also affect oil and gas prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries (“OPEC”) and many of our customers are state-owned companies in member countries of OPEC, which plays a significant role in trying to counter falling prices, as was the case in 2020, when the industry was hit by the effects of the COVID-19 pandemic. For more information on the impact of the COVID-19 pandemic and the oil and gas crisis and OPEC measures, see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition” and for more information on risks relating to climate change regulations, see “Risks Relating to Our Business and Industry - Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.”

Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.

There is an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The EU ETS signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. Other countries are introducing or considering similar measures or regulations which would lower emissions. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. In addition, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past and may in the future adversely affect our operations and financial results.

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, flooding or coastal storm surges have in the past resulted in, and may in the future result in, the shutdown of our facilities, evacuation of our employees or activity disruptions at our client’s well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021, caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses. Additionally, chronic climate changes, such as changes in precipitation patterns and, rising of average temperatures and sea levels may result in increased operating or capital costs due to supply shortages or damage to facilities, increased insurance premiums or reduced availability of insurance, decreases in revenue derived from lower sales, lower production capacity or negative impacts on workforce and write-offs and/or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows. For more information on Tenaris’s climate change initiatives, please see Item 5. “Operating and Financial Review and Prospects – Overview – Climate Change”.

The COVID-19 pandemic significantly reduced demand for our products and services, and could continue to impact our financial condition, results of operations and cash flows.

In 2020, the rapid expansion of the SARS-CoV-2 virus, the surfacing of new strains of the virus in several countries, and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by our oil and gas customers. We took prompt action to mitigate the impact of the crisis and to adapt our operations on a country-by-country basis to comply with applicable rules and requirements. We implemented a worldwide restructuring program and cost-containment plan aimed at preserving our financial resources and overall liquidity position and maintaining the continuity of our operations; we adjusted production levels at our facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and we reduced capital expenditures and working capital. In addition, we introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health and safety of our employees, customers and suppliers. Although such measures proved to be successful to mitigate the impact of the crisis on us, if the virus continues to mutate and spread, or new pandemics or public health crises emerge and new preventive measures are imposed in the future, our operations could be further affected and adversely impact our results. In addition, although oil prices have exceeded pre-COVID-19 levels, demand for oil products is approaching pre-COVID-19 levels and demand for natural gas already exceeds them, there remains considerable uncertainty about the future duration and extent of the pandemic with a recent surge of new and more contagious variants of the SARS-CoV-2 virus as well as about the effectiveness of available vaccines and the success of vaccination campaigns. In this uncertain environment our results of operations and financial condition could still be severely affected. For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see Item 5. “Operating and Financial Review and Prospects – Overview - The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition”.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability.

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. In recent years, substantial investments have been made, especially in China but also in the United States and the Middle East, to increase production capacity of seamless steel pipe products, and as a result there is significant excess production capacity, particularly for “commodity” or standard product grades. Production capacity of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater projects, has led to a slowdown in new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, reduced demand for steel pipe products from these complex projects means that the competitive environment is expected to remain intense in the coming years and our effective competitive differentiation will be a key success factor. In addition, there is a risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products and, we can give no assurance with respect to the application of antidumping duties and tariffs or the effectiveness of any such measures.

Our sales may be affected as a result of antidumping and countervailing duty proceedings or by the imposition of other import restrictions or local content requirements.

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. For example, we import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, on October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of OCTG from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were petitioned by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. These investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022. Although we believe that the petition, the DOC initiation and the preliminary determination of injury are unjustified and we are vigorously challenging any claim that our imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry, we cannot predict the outcome of the investigations. On June 30, 2021, Canada initiated an antidumping investigation on OCTG from Mexico; a full investigation was conducted and on January 26, 2022, the Canadian International Trade Tribunal found that Mexican imports were not injuring the Canadian OCTG industry, and terminated the inquiry without imposing any duties. Antidumping or countervailing duty proceedings or any resulting penalties or any other form of import restriction have in the past impeded, and may in the future restrict, our access to important export markets for our products, thereby adversely impacting our sales or limiting our opportunities for growth. Please refer to Item 8. A. “Consolidated Statements and Other Financial Information – Legal Proceedings”.

In addition, several jurisdictions have begun to impose or expand local content requirements. For example, in recent years Saudi Arabia has implemented various measures aimed at increasing local content particularly from suppliers to state-owned companies such as Saudi Arabian Oil Company (“Saudi Aramco”) and we can expect that measures favoring the development of local production will increase as Saudi Arabia seeks to create employment opportunities for its citizens and diversify its economy away from its dependence on oil and gas production. Other countries, such as Brazil, Ecuador, Indonesia and Nigeria, have also put in place significant local content requirements. If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations.

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. For more information on the impact on our business of the recent sanctions on Russia as a result of the armed conflict in Ukraine, see “Risks Relating to Our Business and Industry - The Russia-Ukraine recent armed conflict may adversely affect our operations”. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, in March 2018, under Section 232 of the Trade Expansion Act of 1962 (“Section 232”), the United States imposed a 25% tariff on steel articles imported from all countries, with the exemption of Canada and Mexico, as member states of the USMCA, and imports of steel tubes from Australia, Argentina, Brazil and South Korea (the latter three with specific quotas per product). The U.S. government has also granted four successive exemptions on imports from Italy, Mexico, Romania and Argentina, of steel billets to be used at our Bay City mill, for an aggregate amount of 1,550,000 tons. Exemptions are granted only for a one-year term and future requests might not be granted, thus adversely affecting our operations or revenues. On October 31, 2021, the United States and the EU reached an agreement whereby Section 232 tariffs were replaced with tariff-rate quotas for steel melted and poured in Europe starting January 1, 2022, and steel products imported from the EU for a period of two calendar years without the need to reapply, i.e., until 31 December 2023. For Tenaris in particular, this agreement meant the ability to import 299,376 tons of billets from Italy and Romania without paying the 25% tariff per year until 2023. On February 7, 2022, the United States and Japan announced the replacement of the Section 232 tariffs with tariff-rate quotas for steel melted and poured in Japan starting April 1, 2022. Failure to comply with applicable trade regulations could also result in criminal and civil penalties and sanctions.

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability.

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, in early 2021 we suffered gas and power shortages in Texas caused by a severe freeze affecting the United States and Mexico, which resulted in additional costs and production losses. At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, sanctions and other trade restrictions, allocation by suppliers, interruptions in production, accidents or natural disasters, armed conflicts, chronic climate change, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. For further information related to the impact on our business of the armed conflict in Ukraine see “Risks Relating to Our Business and Industry - The Russia-Ukraine recent armed conflict may adversely affect our operations”. Raw material prices could also be affected by the introduction of carbon prices or taxes, or as a result of changes in production processes, such as an increased use of metal scrap, adopted by steelmaking companies seeking to reduce carbon emissions. In addition, we may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices for our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

Our results of operations and financial conditions could be adversely affected by low levels of capacity utilization.

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand for several reasons, including operational constraints and regulatory restrictions. If demand for our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. For example, in response to the abrupt and steep downturn of the oil and gas industry resulting from the oil crisis and the COVID-19 pandemic, we were required to implement cost-containment measures and liquidity preservation initiatives, including reduction of our operating activities in several jurisdictions, temporary closure of facilities in the United States and review of our capital expenditure plans. Temporary suspensions of operations or closure of facilities generally lead to layoffs of employees, as was our case during the oil crisis and the COVID-19 pandemic, which may in turn give rise to labor conflicts and impact operations. Cost containment measures may also affect profitability and result in charges for asset impairments. In addition, if demand continues to recover, we may not be able to retain qualified workforce or hire additional employees soon enough. Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholders’ demand for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Japan, Mexico, Nigeria, Romania, Saudi Arabia and the United States, and we sell our products and services throughout the world. Additionally, in Russia we have formed a joint venture with PAO Severstal (“Severstal”) to build a welded pipe plant, the construction of which is currently on hold and may be further affected or cancelled as a result of the recent armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; antidumping or countervailing duties; travel, transportation or trade bans; interruptions in the supply of essential energy inputs; currency exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the recent Russia-Ukraine armed conflict and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Tenaris as a whole. For more information on the impact on our business of the armed conflict in Ukraine, see “Risks Relating to our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”.

More specifically, Argentina and Mexico are countries in which we have significant operations.

Our business and operations in Argentina, may be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

-         Macroeconomic and political conditions in Argentina may adversely affect our business and operations. Increased state intervention in the stagnant economy, along with the introduction of changes to government policies, including measures aimed at ensuring the sustainability of government debt (including debt with the International Monetary Fund and other international creditors) and reducing government spending, could have an adverse effect on our operations and financial results. Similarly, they could also negatively impact the business and operations of our customers -oil and gas companies operating in Argentina- and consequently our revenues and profitability.

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

-          Other events that may have an adverse effect on our operations and financial results include increased taxes, currency devaluation, exchange controls, restrictions on capital flows and export and import taxes or restrictions. The Argentine Central Bank, has tightened its control on transactions that would represent capital inflows or outflows, forcing Argentine companies to repatriate export proceeds and limiting their ability to transfer funds outside of Argentina. Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into Argentine pesos at the official exchange rate. In turn, Argentine companies must obtain prior Central Bank authorization, which is rarely granted, to access the foreign exchange market to pay for imports of services from related parties or to make dividend or royalty payments. Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties is subject to several restrictions, including payment terms that cannot be at sight or involve advance payments. As the context of volatility and uncertainty remains in place as of the date of this annual report, additional regulations or restrictions that could be imposed by the Argentine government could further restrict our ability to access the official foreign exchange market, and expose us to the risk of losses arising from fluctuations in the ARS/USD exchange rate, or produce disruptions to our operations due to lack of imported raw materials and other inputs, or affect our ability to finance and even carry out major investments in Argentina, or impair our ability to convert and transfer outside the country funds generated by Argentine subsidiaries to pay dividends or royalties or make other offshore payments. For additional information on current Argentine exchange controls and restrictions see Item 10.D. “Additional Information – Exchange Controls – Argentina” and note 28 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report.

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

-      We have a growing credit exposure to Petróleos Mexicanos S.A. de C.V. (“Pemex”), a Mexican state-owned entity and our main customer in Mexico. Starting in 2019 and through 2020, we built a hefty balance of accounts receivable with Pemex; our exposure to Pemex remained high during 2021 and early 2022. Pemex, nevertheless, continues to maintain a regular payment flow and enabling alternative payment methods, including factoring structures. If we are not able to reduce our exposure to Pemex and Pemex defaults on its payments, our revenues and profitability would be adversely affected.

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

-         In March 2021, the Mexican Congress approved a significant reform to the energy market in Mexico. Among other changes, the new Energy Industry Law (“LIE”) grants priority to Mexico’s state-owned electric power generation and distribution company (“CFE”) over private generation competitors in the supply of electric power to the Mexican market and mandates a revision of power generation and transaction agreements between CFE and independent electric power suppliers. In addition, the LIE eliminates mandatory power supply auctions for energy supplies requiring the use of CFE’s distribution network, relaxes the requirements for the granting of clean energy certificates in favor of CFE, and imposes serious restrictions on the renewable energy generation system through self-supply, widely used by private companies. The new LIE was challenged in court and its application has been suspended pursuant to the multiple constitutional review actions and injunctive measures filed by affected players. In September 2021, President Andrés Manuel López Obrador submitted to the Mexican Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. The congressional debate on the reform started in January 2022 and two-thirds of the votes are required for approval. It is not certain that the constitutional reform and related amendments to the energy market regulation will be approved. Approval of proposed changes could negatively affect the operations of Techgen S.A. de C.V. (“Techgen”), the power plant in which Tenaris holds a 22% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot fully assess the effects of the energy market reform on our operations and the Mexican economy in general and, consequently, on the results of operations and financial conditions of our businesses in Mexico.

-        In past years, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union. In 2020 and 2021 our Mexican operations did not experience any disruptions due to these stoppages, but we cannot assure that such events will not cause further disruptions in the near future.

The Russia-Ukraine recent armed conflict may adversely affect our operations.

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the European Union and the United Kingdom, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by banning airlines from its airspace and has ordered economic counter measures, including restrictions on residents transferring foreign currency abroad. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the armed conflict and related sanctions, energy and commodity prices have spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, DRI, hot briquetted iron (“HBI”), ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of the economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

In addition, we have suspended any sales to Russian customers or purchases from Russian suppliers that would breach applicable sanctions, and we are exploring alternatives with respect to potential relocation or closure of our representative office in Moscow. Furthermore, we are currently assessing the amount to be written off from our investment in the joint venture in Russia, which as of December 31, 2021 amounted to $16.8 million. For more information on Tenaris’s operations involving Russia, see Item 8.B “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer.

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to compensate the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and maintain or improve our competitive position.

Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. For example, in 2020, JFE Holdings Inc. (“JFE”), our partner in NKKTubes K.K. (“NKKTubes”), informed Tenaris of its decision to cease the operations of certain facilities located at the Keihin complex in 2024 and in November 2021 the parties reached a preliminary agreement to amicably terminate their joint venture and liquidate NKKTubes by the end of June 2022; upon closure of the NKKTubes facility. Tenaris and JFE are committed to ensuring a continued supply of tubular material, including 13 Chrome alloy products to international customers after NKKTubes’ closure, and Tenaris is advancing with the investments required to produce such materials in the rest of its industrial system. For further information on the termination of the NKKTubes joint venture, please refer to note 35 “Preliminary agreement to terminate NKKTubes joint venture” of our audited consolidated financial statements included in this annual report.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development (“OECD”) proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) Action Plans to address issues of transparency, coherence and substance. Most of the countries in which we operate have already implemented those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 to minimize profit shifting by working towards a global tax framework that ensures that corporate income taxes are paid where consumption takes place and also introduces a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021, and the detailed principles are still under discussion. The OECD expects that the implementation of these new principles will begin globally in 2023.

At the EU level, the European Commission adopted in 2016 its Anti-Tax Avoidance Directive (“ATAD”), later updated, modified and expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. In addition, the European Commission drafted a directive aiming to avoid the use of shell entities (ATAD 3), which, if approved and adopted by all EU members, would become effective as from 2024. Also, the European Commission drafted another directive to impose a global minimum taxation for multinational companies in the Union, following OECD’s initiative. Changes to tax laws and regulations in the countries where we operate require us to continually assess our organizational structure and could lead to increased risk of international tax disputes.

Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. Significant uncertainties remain in relation to the potential adoption of the new regulations that might result from evolving initiatives like those launched by the OECD and the EU in relation to international taxation that could impact negatively our financial condition, results of operations and cash flows.

Future acquisitions, strategic partnerships and capital investments may not perform in accordance with expectations or may disrupt our operations and hurt our profits.

One element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we regularly make significant capital investments and acquire interests in, or businesses of, various companies. Consistent with our growth strategy, we intend to continue considering strategic acquisitions, investments and partnerships from time to time to expand our operations and establish a local presence in our markets. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments on assumptions with respect to timing, profitability, market and customer behavior and other matters that may subsequently prove to be incorrect. For example, we negotiated the terms for our $1.0 billion acquisition of IPSCO Tubulars Inc. (“IPSCO”) in early 2019 based on assumptions made at that time, but due to the length of the antitrust review process, we were able to complete the acquisition only in 2020 under materially worse market circumstances. For more information on IPSCO’s acquisition see note 33 “Business combinations – Acquisition of IPSCO Tubulars, Inc.” and for information on impairment charges on our U.S. operations in 2020 see note 5 “Impairment charge” both to our audited consolidated financial statements included in this annual report. Furthermore, in 2020, JFE, our partner in NKKTubes, informed Tenaris of its decision to cease the operations of certain facilities located at the Keihin complex in 2024 and in November 2021 the parties reached a preliminary agreement to amicably terminate their joint venture and cease NKKTubes’ operations in June 2022. Management determined that the parties’ decision to terminate the NKKTubes joint venture constituted an impairment indicator and accordingly conducted an impairment test, recognizing a charge of approximately $57 million, impacting NKKTubes’ property, plant and equipment and intangible assets. For more information, refer to note 5 “Impairment charge” and note 35 “Preliminary agreement to terminate NKKTubes joint venture, both to our audited consolidated financial statements included in this annual report. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions.

Disruptions to our manufacturing processes could adversely affect our operations, customer service levels and financial results.

Our steel pipe manufacturing processes depend on the operation of critical steelmaking equipment, such as electric arc furnaces (“EAF”), continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, earthquakes, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions, including those related to climate change could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in a region prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters. For more information on the risks associated with climate-change, see “Risks Relating to Our Business and Industry – The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past and may in the future adversely affect our operations and financial results”.

Our operations may also be adversely affected as a result of work stoppages or other labor conflicts. In past years, our operations in Mexico experienced several days of union-led stoppages due to an internal dispute within the local union. Although in 2020 and 2021 our Mexican operations did not experience any disruptions due to these stoppages, we cannot assure that such events will not cause further disruptions in the near future. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant inflationary pressures and higher tax burdens could increase labor demands and could eventually generate higher levels of labor conflicts, which could also trigger operational disruptions.

In addition, in response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities and, accordingly, some of our facilities or production lines were closed or shutdown during 2020. Although some facilities that were temporarily shut down in 2020 were reopened during 2021, if new preventive measures are imposed in the future, we could be required to re-introduce temporary closure measures, which could affect our operations and adversely impact our results. For more information on the status of our operations see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition.”

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

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test. In 2020, we recognized goodwill for approximately $357 million in connection with our acquisition of IPSCO in January 2020. As a result of the severe deterioration of business conditions and in light of the presence of impairment indicators for our U.S. operations, we subsequently recorded impairment charges as of March 31, 2020, for an aggregate amount of approximately $622 million. Please refer to note 5 “Impairment charge” to our audited consolidated financial statements included in this annual report. As of December 31, 2021, goodwill amounted to $1,085 million corresponding mainly ($920 million) to the acquisition of Hydril Company (“Hydril”) in 2007.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, we are currently assessing the amount to be written off from our investment in the joint venture in Russia, which as of December 31, 2021 amounted to $16.8 million. For more information on Tenaris’s operations involving Russia, see Item 8.B “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

Our results of operations and financial condition could be adversely affected by movements in exchange rates.

As a global company we manufacture and sell products throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see Item 11. “Quantitative and Qualitative Disclosure About Market Risk – Foreign Exchange Rate Risk”.

If we do not comply with laws and regulations designed to combat corruption in countries in which we sell our products, we could become subject to governmental investigations, fines, penalties or other sanctions and to private lawsuits and our sales and profitability could suffer.

We operate globally and conduct business in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments, including to foreign government officials, for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act (“FCPA”). Investigations by government authorities may occupy considerable management time and attention and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits. For information on matters related to an ongoing investigation and related discussions with regulators in connection with certain allegedly improper payments in Brazil, please refer to Item 8. A. “Consolidated Statements and Other Financial Information – Legal Proceedings”.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.

We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the European Union, Canada, and Japan are generally comparable to (or more stringent than) U.S. standards, other nations, particularly developing nations, including China, have substantially fewer or less rigorous requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

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

We rely heavily on information systems to conduct our operations and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor external developments and available information on threats and security incidents, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, spoofing and/or cyberattacks. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. Cyberattack attempts, such as ransomware, phishing, spoofing and whaling, continued to increase throughout 2021 in the context of the COVID-19 pandemic, primarily due to a significant expansion of remote work practices among our employees, customers and suppliers and the increasing digitalization of work. For example, in 2021, we suffered ten cybersecurity attacks mainly consisting of spoofing attempts; none of these attacks led to known breaches of our business-critical IT systems and, as such, did not result in any material business impact. In response to the increase in the number and sophistication of ransomware attacks, U.S. and EU regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyberactors. In this context, we enhanced cybersecurity controls and we implemented comprehensive processes and procedures to monitor, detect and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we have launched awareness and ethical phishing campaigns aimed at protecting us against cyberthreats and we are implementing tailored training cybersecurity programs addressed to our executives and employees.

Given the rapidly evolving nature of cyberthreats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of persona data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Additionally, although we have considered contract insurance coverage options for cyber risk, we do not currently maintain cybersecurity insurance, and the insurance we carry for property damage and general liability may not be adequate or available to protect us from damages derived from cyberthreats or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack).

Risks Relating to the Structure of the Company

The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations or tax changes.

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are the Company’s primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs. In addition, the Company’s dividend distributions (which are currently imputed to a special tax reserve and are therefore not subject to Luxembourg withholding tax) may be subject to Luxembourg withholding tax if current Luxembourg tax law were to change.

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, including as a result of deteriorating market conditions, the Company may not be in a position to meet its operational needs or to pay dividends. For information concerning potential restrictions on our ability to collect dividends from certain subsidiaries, see “Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition” and Item 8.A. “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

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

Risks Relating to shares and ADSs

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer.

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for domestic companies by the New York Stock Exchange ("NYSE"), see Item 16.G “Corporate Governance”.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders.

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement, or the Depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company make a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company's failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases.

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and (ii) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the beneficiaries), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see Item 10. “Additional Information - B. Memorandum and Articles of Association”.

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, (“Securities Act”), with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. The Company may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

It may be difficult to obtain or enforce judgments against the Company outside Luxembourg.

The Company is a société anonyme organized under the laws of the Grand Duchy Luxembourg, and most of its assets are located in other jurisdictions. Furthermore, most of the Company’s directors and officers reside in other jurisdictions. As a result, investors may not be able to effect service of process upon the Company or its our directors or officers. Investors may also not be able to enforce against the Company or its directors or officers in the investors’ domestic courts, judgments predicated upon the civil liability provisions of the domestic laws of the investors’ home countries. Likewise, it may be difficult for investors not domiciled in Luxembourg to bring an original action in a Luxembourg court predicated upon the civil liability provisions of other securities laws, including U.S. federal securities laws, against the Company, its directors or its officers. There is also uncertainty with regard to the enforceability of original actions of civil liabilities predicated upon the civil liability provisions of securities laws, including U.S. federal securities laws, outside the jurisdiction where such judgments have been rendered; and enforceability will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

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

In addition, we supply pipes and tubular components for non-energy applications and are focused on developing and supplying products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bio-energy) power plants, hydrogen storage and refueling stations, and carbon capture and sequestration. Through our integrated, worldwide network of seamless and welded manufacturing facilities, service centers and R&D centers, and a team of  around 23,000 employees worldwide, we work with customers to meet their needs, upholding the highest standards of safety, quality, performance and reliability.

Our mission is to deliver value to our customers through product and process innovation, manufacturing excellence, supply chain integration, technical assistance and customer service, aiming to reduce risk and costs, increase flexibility and improve time-to-market. Wherever we operate, we are committed to safety and minimizing our environmental footprint, providing opportunities for our people, and contributing to the sustainable development of our communities.

A.               History and Development of the Company

The Company

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg. It was established on December 17, 2001. The Company’s registered office is located at 26 Boulevard Royal, 4th Floor, L-2449, Luxembourg. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation (“TEUS”), located at 2200 West Loop South, Suite 800, Houston, TX 77027.

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
19

  NKKTubes, a leading Japanese producer of seamless steel pipe products;
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
  Tenaris Baogang Bautou Steel Pipes, Ltd. (“TBSP”), a Chinese company that owns a premium connection threading facility in Baotou, China, in which we have a 60% interest and Inner Mongolia Baotou Steel Union Co., Ltd. (“Baotou Steel”) has the remaining 40%, and sucker rod businesses, in various countries.

We also own strategic interests in:

  Ternium S.A. (“Ternium”), one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America;
  Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries; and
  Techgen, an electric power plant in Mexico.
20

In 2019, we entered into a joint venture with Severstal to build and operate a welded pipe mill to manufacture OCTG products in Surgut, Western Siberia. Our share in the joint venture is 49%. In 2020, the parties placed the construction on-hold due to market conditions and the pandemic. The initiative may be further affected or cancelled as a result of the recent armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions. As of December 31, 2021,  our investment in the joint venture amounted to $16.8 million. We are currently assessing the amount to be written off from this investment. For more information see Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Business and Industry - The Russia-Ukraine recent armed conflict may adversely affect our operations”; and item 8.B “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

Tenaris’s welded Canadian facility, Prudential Steel Ltd. (“Prudential”), located in Calgary, Alberta, was closed down in 2020, and the pipe manufacturing operations of seamless, welded and premium products in Canada is being consolidated at our AlgomaTubes facility located in Sault Ste. Marie, Ontario with an additional investment of $72 million. This repositioning of the industrial activities, which is estimated to be completed by June of 2022, is expected to strengthen the competitiveness and increase the domestic production capabilities for the Canadian market.

Tenaris’s seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE, is operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE. Following JFE’s decision to permanently cease some of its operations in the Kehin complex, where NKKTubes is located, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable. Accordingly, the parties agreed to terminate amicably their joint venture and liquidate NKKTubes.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of R&D centers.

For information on Tenaris’s principal capital expenditures and divestitures, see Item 4.B. “Information on the Company – Business Overview – Capital Expenditure Program”.

B.               Business Overview

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries and to adapt to the energy transition through reducing the carbon emissions in our operations and on developing and supplying products and services for low-carbon energy applications by:

  pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets;
  expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments, including low carbon energy applications, such as hydrogen and carbon capture and storage;

  enhancing our offering of technical, digital and supply chain integration services designed to enable customers to optimize well planning and integrity, simplify operations and reduce overall operating costs; and
  securing an adequate supply of production inputs and reducing the manufacturing costs and carbon intensity of our core products.
21

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. For example:

  In January 2019, we acquired a 47.79% interest in SSPC, a welded steel pipes producer located in Saudi Arabia.

  In February 2019, we entered into a joint venture with Severstal to build and operate a welded pipe plant in West Siberia, Russian Federation. As indicated above, the initiative was put on hold and may be further affected or cancelled as a result of the recent armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions. As of December 31, 2021, our investment in the joint venture amounted to $16.8 million. We are currently assessing the amount to be written off from this investment.

  In January 2020, we acquired IPSCO, a North American manufacturer of seamless and welded steel pipes, from PAO TMK (“TMK”), with facilities located mainly in the midwestern and northeastern regions of the United States, and a steel shop in Koppel, Pennsylvania. For more information on IPSCO’ acquisition see note 33 “Business combinations – Acquisition of IPSCO Tubulars, Inc.” to our audited consolidated financial statements included in this annual report.

  In December 2020 we entered into a joint venture with Baotou Steel to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. The plant, started operations in the first quarter of 2022.

  In February 2022, we announced an investment plan to build a wind farm in Argentina at a cost of approximately $190 million which would reduce Tenaris’s CO2 emissions in that country by around 150,000 tons per year, and supply close to 50% of the energy requirements at the integrated seamless pipe mill in Campana, Argentina. This investment is expected to be completed during 2023.

Our track record on the acquisition of companies is described above (see “History and Development of the Company – Tenaris”).

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

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products and reduce the carbon emissions intensity of our operations over the long term. We aim to achieve a vertically integrated value chain for our production. To this end, we purchase most of our supplies through Exiros, a specialized procurement company the ownership of which we share with Ternium. Exiros offers us integral procurement solutions, supplier sourcing activities; category organized purchasing; suppliers’ performance administration; and inventory management. In addition, through IPSCO’s acquisition, we have secured a steel shop in Koppel, Pennsylvania, which is our first steel shop in the United States and provides vertical integration through domestic production of a significant part of our steel bar needs in the United States.

Energy transition opportunities

As suppliers of tubular products and services to the energy industry, the energy transition currently underway provides an important opportunity to develop new products and services for potentially fast-growing segments like hydrogen transportation and storage, carbon capture and sequestration (“CCS”) and geothermal installations. We have developed a range of technologies that are particularly suited for use in hydrogen storage and transportation, where we are seeing fast growth in demand for large, high-pressure vessels used in the build out of hydrogen refueling stations for heavy-duty vehicles and buses in Europe and California. We are also seeing increasing interest from customers for developing CCS projects.

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
23

Business Segments

Tenaris has one major business segment, “Tubes”, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the energy industry, particularly casing and tubing used in oil and gas drilling operations, and line pipe used in the transportation and processing of oil and gas, but also other industrial applications. Our production processes include the production of steel and its transformation into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products. Demand for steel pipe products from the energy industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of such wells. Major oil and gas companies are beginning to adapt their strategies and increase their investments in renewable energies to address the energy transition while maintaining their capability to meet market demand for oil and gas, and reducing the emissions from their operations. As the energy transition advances, demand for our products and services from low-carbon energy applications, such as geothermal, hydrogen and carbon capture and storage, is expected to increase while demand for oil and gas applications may decrease.

Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries.

The “Others” segment includes all other business activities and operating segments that are not required to be separately reported, including the production and sale of sucker rods, utility conduits for buildings, coiled tubing used in oil and gas extraction activities, oil and gas services including fracking and coiled tubing services in Argentina, industrial equipment of various specifications and for diverse applications, heat exchangers, and the sale of energy and raw materials that exceed internal requirements.

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

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the “TenarisHydril” brand name. In addition, we hold licensing rights to manufacture and sell the “Atlas Bradford” range of premium connections outside the United States and, since our acquisition of IPSCO in January 2020, we own the “Ultra” and “TORQ” ranges of premium connections.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other products. We also manufacture sucker rods used in oil extraction activities, utility conduit pipes used in buildings and construction and industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we produce shell and tube heat exchangers for various applications, and we sell energy and raw materials that exceed our internal requirements.

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

Our seamless pipes production facilities are located in North and South America, Europe and Asia and our welded pipes production facilities are located in North and South America and in Saudi Arabia. We also produce steel bars in the United States, Mexico, Argentina, Italy and Romania using the scrap-based electric arc furnace process that results in relatively low carbon emissions compared to primary steelmaking processes. In addition, we have tubular accessories facilities, such as sucker rods, in Argentina, Brazil, Mexico, Romania, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we have pipe threading facilities for steel pipes manufactured in accordance with the specifications of the American Petroleum Institute (“API”), and premium joints in the Canada, China, Ecuador, Indonesia, Kazakhstan, Nigeria, Saudi Arabia, the United Kingdom and the United States, and we are currently building a new premium OCTG threading facility in Abu Dhabi, U.A.E.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated.

In 2021, our production capacity for welded pipes decreased as a result of the dismantling of our Canadian facility and one of our U.S. facilities. Part of the equipment dismantled at our Calgary facility in Alberta is being modernized and relocated along with new equipment to our Sault Ste. Marie facility in Ontario, as part of an investment in a repositioning plan for our industrial activities, which is estimated to be completed in June 2022.

In 2020, our production capacity for steel bars, seamless and welded pipes increased mainly as a result of IPSCO’s acquisition.

In 2019, our production capacity for welded tubes increased due to the acquisition of a controlling interest in SSPC.

	At or for the year ended December 31,
	2021	2020	2019
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	4,485	4,485	3,985
Actual Production	3,141	1,749	2,835
Tubes – Seamless
Effective Capacity (annual) (1)	4,680	4,680	4,300
Actual Production	2,736	1,914	2,629
Tubes – Welded
Effective Capacity (annual) (1)	3,155	3,780	2,980
Actual Production	237	268	671

___________________________________________________________________________

(1) Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

Production Facilities – Tubes

North America

In North America, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility in Mexico; one steel shop, two seamless pipe rolling mills, four welded pipe manufacturing facilities and five threading plants in the United States; and a seamless pipe rolling mill and a threading plant in Canada. We closed our welded pipe manufacturing facility in Canada during 2020, and we are working on the integration of the seamless and welded pipe production in our remaining pipe producing plant.

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

The major operational units at the Veracruz facility and the corresponding effective annual production capacity (in thousands of tons per year, except for the auto components facility, which is in millions of parts) as of December 31, 2021, are as follows:

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

United States

In the United States we have the following production facilities:

Koppel, Pennsylvania: Acquired in 2020, Tenaris’s first steel shop in the United States, is located on an area of 89 hectares with an annual production capacity of approximately 430,000 tons. Following a $15 million investment which expanded the plant’s size range capabilities, it is now capable of producing bars in a wider range of sizes and securing a reliable source of billets to supply both our Bay City and Ambridge rolling mills. With the completion of this investment, the facility provides vertical integration through domestic production of a significant part of Tenaris’s steel bar needs in the United States. The facility also includes a heat treatment line.

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

•              a retained mandrel mill PQF;

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

Additionally, we have several facilities processing steel coils to produce ERW OCTG in various states, with a combined capacity of approximately 825,000 tons with an outside diameter range of 2 3⁄8 to 16 inches.

These facilities are complemented by various threading facilities in different states, which are mainly dedicated to the finishing of tubes with premium connections.

In response to the fast recovery of activity in the U.S. oil and gas industry, during 2021 we reopened most of the facilities that were idled during 2020’s crisis, bringing back into operations our facilities in Koppel, Ambridge, Conroe, Baytown and hiring more than 1,000 employees. We expect the hiring process to continue during 2022.

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

We also owned a welded steel pipe manufacturing facility located in Calgary, Alberta, which processed steel coils into ERW OCTG and line pipe. The facility included a slitter, three welding lines and four threading lines. This facility stopped production at the end of July 2020 and a decision was made to close the facility in November 2020. Some of its equipment is being modernized and relocated along with new equipment to our Sault Ste. Marie facility in Ontario, as part of an investment in a repositioning plan for our industrial activities, which is estimated to be completed by June 2022, and is expected to strengthen the competitiveness and increase the domestic production capabilities of the Canadian market.

In addition, we have a threading facility in Nisku, Alberta, near the center of Western Canadian drilling area. The facility has ten computer numerical control (“CNC”) lathes dedicated to premium connections and accessories, including related repairs.

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

The major operational units at the Campana facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2021, are as follows:

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

Activity level in our plants increased gradually throughout the year 2021, accompanying demand recovery in both local and global markets.

In March 2021, Tenaris acquired fracking equipment from U.S.-based oil services company Baker Hughes in Argentina, allowing it to step up its services portfolio in the Vaca Muerta shale deposit on an expected rise in activity. Through this deal, Tenaris acquired a pressure pumping fleet, a coiled tubing unit and related equipment.

In February 2022, Tenaris approved an investment plan to build a wind farm in Argentina at a cost of $190 million which would reduce our CO2 emissions in that country by around 150,000 tons per year and supply close to 50% of the electric energy requirements at our Siderca integrated seamless pipe mill. This investment is expected to be completed during 2023.

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

Colombia and Ecuador

In Colombia, we have TuboCaribe, a pipe manufacturing facility in Cartagena, on an area of 60 hectares, including a state-of-the-art finishing plant for seamless pipes. The total estimated annual finishing capacity is approximately 250,000 tons, with an estimated annual ERW production capacity of approximately 140,000 tons. This facility produces OCTG and line pipe products with an outside diameter range of 2 3⁄8 to 9 5⁄8 inches, and includes three ERW mills, one heat treatment line, one slotting line and three threading lines, including premium connections capacity. Inspection lines and materials testing laboratories complete the production facility. A 2 to 42 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we have a coupling shop with fifty-six lathes, ten cutting machines, and two phosphatizing lines. Inspection and finishing lines complete this facility. The shop has an estimated annual production capacity of 2.3 million pieces, including API and premium threads.

In Ecuador, we have a threading and finishing facility with an annual capacity of 35,000 tons, and a service center which is designed to support our RigDirect® strategy, both situated in Machachi.

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania, and a premium connection threading facility in the United Kingdom.

In 2019, we entered into a joint venture with Severstal to build and operate a welded pipe mill to manufacture OCTG products in Surgut, Western Siberia. Our share in the joint venture is 49%. In 2020, the parties placed the construction on-hold due to market conditions and the pandemic. The initiative may be further affected or cancelled as a result of the recent armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions. As of December 31, 2021, our investment in the joint venture amounted to $16.8 million. We are currently assessing the amount to be written off from this investment. For more information see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”; and item 8.B. “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

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

The major operational units at the Dalmine facility and corresponding effective annual production capacity (in thousands of tons per year) as of December 31, 2021, are as follows:

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

  the Costa Volpino facility, which covers an area of approximately 31 hectares and comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 12 to 380 mm (0.47 to 15 inches), mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of approximately 55,000 tons; and
  the Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 48 to 219 mm (1.89 to 8.62 inches). The Arcore facility has an annual production capacity of approximately 150,000 tons.
31

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

Romania

We have a seamless steel pipe manufacturing facility in northwest Romania, located in the city of Zalau, 530 kilometers from Bucharest. The facility includes a hot rolling mill and has an annual production capacity of approximately 250,000 tons of hot rolled pipes and 210,000 tons of finished products, of which 30,000 tons are cold drawn. The plant produces carbon and alloy steel tubes with an outside diameter range of 21.3 to 159 mm (0.839 to 6.26 inches) for hot rolled tubes and 8 to 120 mm (0.315 to 4.724 inches) for cold drawn tubes. We also have a steelmaking facility in southern Romania, located in the city of Calarasi, with an annual steelmaking capacity of 620,000 tons, supplying steel bars for European operations as well as to other rolling mills in our industrial system. The industrial center in Romania comprises:

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

Middle East and Africa

We have a controlling participation in SSPC, a welded steel pipe producer, which operates five production lines and produces welded pipes for the local oil & gas industry (OCTG and line pipe) and for the industrial and construction sectors. Annual capacity is 360,000 tons covering a diameter range from ½ to 20 inches. We also have a threading facility for the production of premium joints and accessories in Saudi Arabia, with an annual production capacity of 120,000 tons. SSPC holds a 35% interest in Global Pipe Company (“GPC”), a joint venture company, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes.

Additionally, we have a premium threading facility in Kazakhstan. The state-of-the-art facility has the capacity to produce 45,000 tons of OCTG annually for threading seamless pipes and gas-tight premium connections to serve the local market.

In Nigeria, we have a facility dedicated to the production of premium joints and couplings located in Onne. This plant comprises a threading facility for both API and premium connections with an annual production capacity of approximately 40,000 tons, inspection facilities and a stockyard. In addition, we own a 40% participation in Pipe Coaters, a leading company in the Nigerian pipe coating industry, located in Onne, which supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for onshore and offshore (including deepwater) applications.

Asia Pacific

Our seamless pipe manufacturing facility in Asia, operated by NKKTubes, is located in Kawasaki, Japan, in the Keihin steel complex owned by JFE. The facility includes a floating mandrel mill, a plug mill and heat treatment and upsetting and threading facilities producing seamless steel pipe products with an outside diameter range of 1 to 17 inches. The NKKTubes facility produces a wide range of carbon, alloy and stainless steel pipes for the local market and high value-added products for export markets. The effective annual production capacity of the facility is approximately 260,000 tons. Steel bars and other essential inputs and services are supplied under a long-term agreement by JFE, which retains a 49% interest in NKKTubes through its subsidiary JFE Steel Corporation. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable. Accordingly, on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes. The preliminary agreement provides for the closure of NKKTubes’ manufacturing operations by the end of June 2022, the termination of all agreements that allowed the operation of the joint venture, and the allocation between the parties of the related dissolution and liquidation costs. Tenaris and JFE continue discussing other aspects of the dissolution of the joint venture, with a view towards reaching a definitive agreement prior to June 2022. Tenaris and JFE are committed to ensure a continued supply of tubular material, including 13 Chrome alloy products to international customers after NKKTubes’ closure, and Tenaris is advancing with the investments required to produce such materials in the rest of its industrial system.

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of approximately 40,000 tons of premium joints. Additionally, we have a facility that produces components for the local automotive industry. In December 2020 we entered into an agreement with Baotou Steel to build a steel pipe premium connection threading plant to produce OCTG products in Baotou, China. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%. The plant, started operations in the first quarter of 2022.

In addition, in Indonesia, we hold 89.17% of SPIJ, an Indonesian OCTG processing business with heat treatment, premium connection threading facilities, coupling shop and a quality-testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of approximately 120,000 tons. We also have a premium joints accessories threading facility in the state of Batam, which we integrated into our operations following the acquisition of Hydril.

Production Facilities – Others

We have facilities for the manufacturing of sucker rods in Villa Mercedes (San Luis, Argentina), Moreira Cesar (São Paulo, Brazil), Veracruz (Mexico), Campina (Romania) and Conroe (Texas, United States). Our total annual manufacturing capacity of sucker rods is approximately 3.3 million units.

In Moreira Cesar (São Paulo, Brazil), we also have facilities for the manufacturing of industrial equipment. In many cases, we also provide the assembly service of this equipment at the client’s site. On March 21, 2022, the Company announced its decision to reorganize the activities at its Confab Equipamentos industrial facility. For more information see Item 8.B “Significant Changes - Discontinuity of industrial equipment manufacturing in Brazil”.

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

Sales and Marketing

Net Sales

Our total net sales amounted to $6,521 million in 2021, compared to $5,147 million in 2020 and $7,294 million in 2019. For further information on our net sales see Item 5.A. “Operating and Financial Review and Prospects – Results of Operations”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2021		2020		2019

Tubes	5,994	92%	4,844	94%	6,870	94%
Others	528	8%	303	6%	424	6%
Total	6,521	100%	5,147	100%	7,294	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

	For the year ended December 31,
Millions of U.S. dollars	2021		2020		2019
Tubes
- North America	3,240	54%	2,108	44%	3,307	48%
- South America	1,051	18%	660	14%	1,240	18%
- Europe	622	10%	566	12%	641	9%
- Middle East & Africa	832	14%	1,194	25%	1,337	19%
- Asia Pacific	249	4%	315	7%	345	5%
Total Tubes	5,994	100%	4,844	100%	6,870	100%

North America

Sales to customers in North America accounted for 54% of our sales of tubular products and services in 2021, compared to 44% in 2020 and 48% in 2019.

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

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and regional natural gas prices. Over the past decade, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. Following 25 years of declining production, U.S. crude oil production began to increase in 2009 and rose significantly, from 5.6 million b/d in 2011 to 12.3 million b/d in 2019. Due to the COVID-19 pandemic and collapse in oil prices, production in 2020 and 2021 fell back to 11.3 million b/d on average but ended 2021 at 11.7 million b/d. Production of natural gas liquids (“NGLs”) also increased significantly in the past decade in North America. This rapid increase in production, however, contributed to an excess of supply in the global oil market in 2014 and a consequent fall in the price of oil. Further rapid increases in production in 2018 and 2019 led to OPEC member country producers and other producers agreeing to cut production to balance the market and support oil prices. In 2020, however, the impact of the COVID-19 pandemic led to a sudden and substantial reduction in global oil demand in the first half of 2020 and a collapse in oil prices. Global oil demand and prices have now effectively recovered, along with economic activity, as COVID-19 vaccination programs have been rolled out, and OPEC and other producer countries, including Russia, implemented production cuts to lower supply below demand and reduce inventory levels. At the same time, U.S. shale producers have been restraining increases in investments in response to the post COVID-19 recovery of oil prices as in response to financial market pressures to increase returns to shareholders and limit investments in production growth.

Similarly, natural gas production has risen rapidly over the past decade and the United States became a net exporter of natural gas for the first time in 2017 and has now become a significant exporter of liquefied natural gas (“LNG”) to global markets. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves.

The drop in oil prices in the second half of 2014 led to a large reduction in drilling activity throughout North America until the second half of 2016 when activity began to recover in the United States and Canada as a result of lower production costs including drilling efficiencies and more stable oil prices. In 2017 and 2018, drilling activity recovered but declined throughout 2019, before collapsing along with oil prices with the onset of the COVID-19 pandemic in the first half of 2020. Activity, as measured by drilling rigs, has recovered through 2021 but remains below its level at the end of 2019.

The level of drilling activity in North America, and consequently demand for our products and services, can also be expected to be affected by actions taken by the governments of the region to accelerate the energy transition currently underway.

Demand for, and our sales of, OCTG products in the United States and Canada fell sharply in 2015 and 2016, to less than a quarter of the level reached in 2014, affected by high inventory levels as well as the collapse of drilling activity. In 2017 and 2018, demand and sales recovered strongly as drilling activity increased and inventory levels returned to more normal levels. In 2019, demand and sales declined, as U.S. rigs decreased by approximately 25% in the year. During 2020, the U.S. rig count collapsed to a record low in the second quarter but began to recover in the fourth quarter, a recovery which has continued throughout 2021 and into 2022 without yet returning to the level of 2019.

During 2018, the U.S. government introduced Section 232 tariffs and quotas on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. The proportion of the OCTG market supplied by imports initially declined from around 60% prior to the imposition of tariffs and quotas to around 40% at the end of 2018 but has since fluctuated in a range of 40-55%.

On October 27, 2021, the DOC announced the initiation of antidumping duty investigations of OCTG from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were petitioned by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the ITC made a preliminary determination of injury, allowing the investigations to proceed. The investigations are currently proceeding, with final determinations by the DOC and the ITC likely to occur in the second half of 2022. If anti-dumping duties on imports from Argentina and Mexico were to be imposed and a final determination of injury issued, this could affect our sales in the country.

On June 30, 2021, Canada initiated an antidumping investigation on OCTG from Mexico. A full investigation was conducted and on January 26, 2022, the Canadian International Trade Tribunal found that Mexican imports were not injuring the Canadian OCTG industry, and terminated the inquiry without imposing any duties.

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

At the end of 2013, Mexico reformed its constitution to allow increased private and foreign investment in the energy industry. Pursuant to these reforms, foreign and private investors are allowed to participate in profit and production sharing contracts and licenses and Pemex has been transformed into a state-owned production company, but ceased having a monopoly on production. In addition, a new regulatory framework was developed and contracts with foreign and private investors were awarded. More recently, the government has taken steps to strengthen the role and primacy of Pemex in oil and gas production in the country as well as that of the state-owned CFE in the provision of electric energy and has submitted to the Mexican Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. For more information on the proposed reform to the energy market in Mexico, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition.”

Following the 2014 decline in oil prices, drilling activity in Mexico and demand for our OCTG products plummeted as the financial condition of Pemex has deteriorated and the impact of investments from the energy reform process in Mexico had yet to take effect. Over the past three years, however, drilling activity at Pemex recovered as the Mexican government adopted measures to reverse production decline.

South America

Sales to customers in South America accounted for 18% of our sales of tubular products and services in 2021, compared to 14% in 2020 and 18% in 2019.

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

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A. (“YPF”), the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term business alliance. An extension of the agreement was recently negotiated, and the contract will be renewed for an additional five-year term, under which we will keep providing Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. Drilling activity fell significantly during 2019 after the electoral process in Argentina. In 2020, our sales were affected by ongoing uncertainties regarding the energy policies that would be adopted by the incoming government as well as the onset of the COVID-19 pandemic which led to the suspension of all drilling activity during a couple of months in the year. Activity began to resume towards the end of the year and recovered during 2021. The principal restraint on further increases in activity, particularly in the Vaca Muerta shale play, is the lack of pipeline capacity for exporting oil and for transporting gas to the main consumption centers in Buenos Aires. Plans to implement a new gas pipeline and two oil export pipelines are in place and expected to be advanced during 2022.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing (including premium connections) and line pipe products, most of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. More recently, we have been increasing the sale of imported seamless products to Petrobras for offshore use, including the supply of seamless casing with premium connections, accessories and Rig Direct® services for use in the pre-salt area. With the development of Brazil’s deepwater pre-salt complex, our mix of products sold in Brazil has evolved from one including mainly line pipe for onshore pipeline projects to one which includes large diameter conductor and surface casing and line pipe for use in deepwater applications. In 2020, the onset of the COVID-19 pandemic and collapse in oil prices have postponed mainly onshore drilling with some postponements also in offshore. Nevertheless, consumption of OCTG products in Brazil stabilized over the past five years, after falling in the period 2014-2016 as Petrobras had reduced its investments in response to budgetary constraints, concentrating on developing its most productive reserves in the pre-salt fields and halting other investments. Demand for line pipe for pipeline projects has declined to very low levels with only one major project implemented in the past seven years. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies have increased their investments in Brazil in the past years, while Petrobras is planning to focus investments in world class assets in deepwater, which could lead to increased activity in future years.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. Although the market grew rapidly when oil prices were high as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment, drilling activity in Colombia was deeply affected by the 2014 collapse in oil prices and fell to a very low level in 2016. However, activity subsequently recovered in response to higher oil prices, but was again deeply affected with the onset of the COVID-19 pandemic and collapse in oil prices. With the recovery of oil prices, drilling activity also recovered in 2021. Our principal customer in Colombia is Ecopetrol S.A., which we supply with Rig Direct® services and with whom we renewed a long-term agreement in the beginning of 2018. We have recently strengthened our industrial position in Colombia through investing in the installation of modern heat treatment, pipe threading and processing facilities which enables us to serve this market with more local industrial content and our customers with more efficient Rig Direct® services.

In Guyana, we have been providing casing for the development wells in the new Lisa deepwater offshore play since 2018 and, at the end of 2021, we were awarded a 10-year enabling contract to supply large and medium diameter casing for this development with Rig Direct®-alike services.

We also have sales in Ecuador, supplying Petroamazonas Ecuador S.A. (“Petroamazonas”), recently merged with EP PetroEcuador (“PetroEcuador”) the national oil company, as well as private operators. To increase local content, we have established a local OCTG threading facility in Machachi.

We were present in the Venezuelan OCTG market for many years and we maintained business relationships with Petróleos de Venezuela S.A. (“PDVSA”) and the joint venture operators in the oil and gas sector until the implementation of the OFAC sanctions. Additionally, we maintained business relationships with Chevron in Venezuela until April 22, 2020, when their general License 8E of the sanctions expired. Our sales in Venezuela declined to low levels in 2020, with no sales in 2021. We do not foresee any recovery at this time.

Europe

Sales to customers in Europe accounted for 10% of our sales of tubular products and services in 2021, compared to 12% in 2020 and 9% in 2019.

Our single largest country market in Europe is Italy. The market for steel pipes in Italy (as in much of the European Union) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Sales to the mechanical and automotive industries and for HPI and power generation projects in Italy and the rest of Europe in 2019 and 2020 were affected by lower prices reflecting increased competitive pressures, but volumes were relatively stable. In 2021, sales volumes increased and prices rose to compensate higher costs.

In Europe we also have significant sales to the oil and gas sector, particularly in the North Sea. Demand from this market is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities in the North Sea and other areas, like Romania. In addition, U.S. and European sanctions are affecting demand for our products in Russia.

Europe is also a region which we expect will be at the forefront of developments in low-carbon energy, including hydrogen storage and transportation, carbon capture and sequestration and waste-to-energy power generation. We are participating in these market segments where we expect to see growth in sales in the coming years.

Middle East and Africa

Sales to customers in the Middle East and Africa accounted for 14% of our sales of tubular products and services in 2021, compared to 25% in 2020 and 19% in 2019.

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

In the Caspian region, major oil companies operating in Kazakhstan and Azerbaijan increased their investments and drilling activity following the recovery of oil prices in 2017 and we opened a premium threading facility in Kazakhstan in 2019. More recently, however, our sales have been affected by the impact of the COVID-19 virus on the operations of our customers and the impact on drilling activity of adherence to the production cuts agreed by the OPEC+ countries in response to collapse of oil demand due to the pandemic.

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

In 2018, we had a peak of sales in the Middle East and Africa region, boosted by sales of line pipe for offshore gas projects in the Eastern Mediterranean. In 2019 and 2020, sales in the Middle East rose while sales in Africa (including the East Mediterranean) were affected by the slowdown in drilling activity and investments in deepwater projects. Sales in the region declined in 2021 as a result of various factors, including the slowdown in investments in drilling activity pursuant to the pandemic and reduction in oil demand and prices and ongoing inventory reductions at some of the region’s largest consumers like Saudi Arabia and the United Arab Emirates. In 2022, we expect a recovery of sales in the region from the second quarter.

In January 2019, we completed the acquisition of 47.79% of SSPC, a listed welded steel pipe producer in Saudi Arabia. SSPC produces OCTG, line pipe and commercial pipe products mainly for the local market. It is qualified to supply Saudi Aramco for certain products. Through this investment, Tenaris has increased its local industrial presence in an important oil and gas market where policies are being implemented to diversify the economy and increase local manufacturing. Saudi Arabia continues to reinforce measures in favor of local content particularly for suppliers to state-owned companies like Saudi Aramco. In August 2019 we were awarded a long-term agreement with Rig Direct® conditions, valued at $1.9 billion, to supply approximately half of the OCTG requirements of Abu Dhabi National Oil Company’s (“ADNOC”) in Abu Dhabi over the next five to seven years. In order to serve this market, we have expanded our local service base and are constructing a new premium OCTG threading facility. We have also won significant contracts to supply Qatargas Liquefied Gas Company Limited (“QatarGas”) and Kuwait Oil Company (“KOC”) over the coming years.

Asia Pacific

Sales to customers in the Asia Pacific accounted for 4% of our sales of tubular products and services in 2021, compared to 7% in 2020 and 5% in 2019.

We have a significant presence in the region with local production facilities in Indonesia, China and Japan and, in recent years, we established a service center in Australia. In November, 2021, together with our joint venture partner, JFE, we announced that we would close our NKKTubes seamless pipe facility in Japan at the end of June 2022. This followed a previous announcement by JFE that it had decided to close its steelmaking operations at Keihin, which supplies steel bars to NKKTubes.

Sales to Indonesia and other markets in South East Asia and Oceania are mainly affected by the level of oil and gas drilling activity, particularly offshore drilling activity. The recent collapses in the price of oil have deeply affected drilling activity and our sales throughout the region, where drilling is mainly onshore. In 2016, we won a significant long-term agreement to provide pipes with Rig Direct® services in Thailand which briefly made Thailand our largest market in the region, until this long-term agreement was concluded in 2020, anticipating changes in the ownership of oil and gas development concessions.

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Over the past years, China has significantly reduced its imports of OCTG products as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automobiles, which we recently expanded. In 2020, we established a joint venture with Baotou Steel, a major domestic supplier of seamless pipes to the onshore oil and gas fields, for the construction of a premium threading facility located within our partner’s steelmaking facilities in Inner Mongolia. The new facility, which will finish pipes produced mainly by our joint venture partner, began production during the first quarter of 2022. Our participation in the joint venture is 60%.

In Japan, our subsidiary, NKKTubes, competes against other domestic producers. The market for steel pipe products in Japan is mostly industrial and depends on general factors affecting domestic investment, including production activity. With the closure of NKKTubes in June 2022, we will largely cease to serve this market.

Others

Our other products and services include sucker rods used in oil extraction activities, sales of pipe for construction activities from our Italian Piombino mill and our recently sold U.S. Geneva mill, coiled tubes used in oil and gas extraction activities, oil and gas services, including fracking and coiled tubing services in Argentina, industrial equipment of various specifications and for diverse applications, and sales of raw materials and energy that exceed our internal requirements. Net sales of other products and services amounted to 8% of total net sales in 2021, compared to 6% in 2020 and 2019. During 2021, we sold our Geneva mill in the United States and a small Saudi equipment manufacturing and erection business we acquired during our SSPC acquisition.

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

  Vallourec S.A. (“Vallourec”), a French company, has mills in Brazil, China, Germany and the United States. Vallourec has a strong presence in the European market for seamless pipes for industrial use and a significant market share in the international market with customers primarily in Europe, the United States, Brazil, China, the Middle East and Africa. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products, where it operates a technology partnership for VAM® premium connections with Nippon Steel Corporation (“NSC”). Prior to the collapse in oil prices in 2014 to 2016, Vallourec increased its production capacity by building mills in Brazil (jointly with NSC) and Youngstown, Ohio, acquiring three tubular businesses in the United States and Saudi Arabia, and concluding an agreement with a Chinese seamless steel producer, Tianda Oil Pipe Company (“Tianda”) to distribute products from Tianda in markets outside China. In early 2016, in response to accumulating losses, Vallourec announced a $1 billion capital increase, more than half of which was provided by a French government fund and NSC, who each agreed to increase their equity participation to 15%. At the same time, an industrial restructuring program was announced under which Vallourec reduced capacity in Europe, closing its rolling mills in France, combined its operations in Brazil with that of the new mill held with NSC, acquired a majority position in Tianda and bought out the remaining minority interest, and strengthened its cooperation with NSC for the development and testing of premium connection products and technology. Despite this restructuring program, Vallourec’s losses continued and its equity position turned negative. In June 2021, Vallourec completed a further financial restructuring, in which its former shareholders, including NSC and Bpifrance (“BPI”), a French state-owned investment company, were severely diluted and its creditors, including private equity investors, assumed effective control. Under this restructuring, NSC exited its investment in the Brazilian mill and had its position in Vallourec diluted to around 3%. Subsequently, NSC also sold its equity interests in Vallourec’s US operations. In November 2021, Vallourec announced that it intended to sell or close its German operations during 2022 and announced an investment of EUR100 million in its Brazilian mills to enable the transfer of its specialized products for oil and gas customers from Germany to Brazil.
40

  Japanese players NSC and, to a lesser extent, JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. In recent years, NSC increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and further strengthened its ties with Vallourec through participating in Vallourec’s 2016 capital increase and combining their respective Brazilian operations. As part of the latest financial restructuring of Vallourec, NSC relinquished its participation in the Brazilian operation and ceded its reference shareholder position in Vallourec.
  In recent years, TMK, a Russian company, led the consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC (“Gulf International Pipe”), a welded pipe producer in Oman. More recently, however, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and selling IPSCO to Tenaris, as well as strengthening its position in its domestic market by acquiring Chelpipe, the second Russian producer of seamless pipes in 2021.
  Over the past two decades, Chinese producers increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the European Union, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. In 2009, the largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan to build a new seamless pipe facility in the United States in Corpus Christi, Texas; heat treatment and pipe finishing facilities have been constructed but steelmaking and hot rolling facilities have not been completed. As part of a financial restructuring, a 51% shareholding in TPCO was sold to Shanghai Electric Group and has now been sold on to Citic Group Corporation Ltd. (“Citic”), a state-owned conglomerate. Although producers from China compete primarily in the “commodity” sector of the market, several of these producers, including Baosteel Group (“Baosteel”) and TPCO, have developed and are selling more sophisticated products, particularly in the domestic market.
  The tubes and pipes business in the United States and Canada has experienced significant consolidation over the years, while new players have also emerged. Following the acquisitions of Maverick and Hydril by Tenaris and the earlier acquisition of North Star Steel by Vallourec, U.S. Steel Corporation acquired Lone Star Steel Technologies. In 2008, Evraz Group S.A. (“Evraz”) and TMK, two Russian companies, acquired IPSCO’s Tubular division, with Evraz retaining IPSCO’s operations in Canada and TMK acquiring IPSCO’s operations in the United States. Subsequently, Tenaris constructed a greenfield seamless pipe mill at Bay City, Texas and acquired IPSCO from TMK in January 2020, becoming the leading seamless pipe producer in the United States, while U.S. Steel integrated its seamless pipe business by building an EAF steel shop in Fairfield, Alabama, which started up in late 2020. At the same time, many new players have built, or announced plans to build, pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, in 2010; Benteler International A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; and a plethora of welded pipe mills established by subsidiaries of foreign pipe producers, such as SeAH Steel (“SeAH”), of Korea and JSW Group (“JSW”), of India. North American pipe producers are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities. In Canada, Tenaris recently closed its Prudential welded pipe mill in Calgary and announced an investment plan to concentrate production of seamless and welded pipes at its seamless pipe mill in Sault Ste. Marie, Ontario.
  Korean welded pipe producers, who have a limited domestic market, have expanded capacity in recent years and targeted the U.S. market for standard applications. They have gained a significant market position, despite the application of anti-dumping duties for unfair trading practices and being subject to Section 232 quotas. One of them, SeAH, has acquired and built local welded pipe production facilities in the United States.
  Tubos Reunidos S.A. (“Tubos Reunidos”) of Spain, Benteler International A.G. of Germany and Voest Alpine A.G. (“Voest Alpine”) of Austria each have a significant presence in the European market for seamless steel pipes for industrial applications, Voest Alpine also has a relevant presence in the U.S. and international OCTG markets, and in 2016, Tubos Reunidos opened an OCTG threading facility targeting international markets. In 2006, ArcelorMittal S.A. (“ArcelorMittal”) created a tubes division through several acquisitions and has mills in North America, Eastern Europe, Venezuela, Algeria and South Africa and has built a seamless pipe mill in Saudi Arabia.
41

  In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, several pipe mills were established, including a seamless pipe mill built by Jubail Energy Services Company (“JESCO”), a company established with majority participation from a state-backed industrial development company, and a seamless pipe mill originally built by a joint venture of ArcelorMittal and local shareholders (“AMTJ”). These local players have been strengthening their capabilities and are taking an increasing share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world. In January 2019, Tenaris acquired a controlling 47.79% participation in SSPC, a local welded pipe producer. In early 2021, JESCO and AMTJ, who were both operating with losses, agreed to merge their operations at the behest of the Saudi Public Investment Fund.

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

Capital Expenditure Program

During 2021, our capital expenditures, including investments at our plants and information systems (“IT”), amounted to $240 million, compared to $193 million in 2020 and $350 million in 2019. Of all capital expenditures made during 2021, $214 million were invested in tangible assets, compared to $168 million in 2020 and $314 million in 2019.

In 2021, we focused on consolidating our production capabilities in North America, enhancing production efficiency to achieve full capacity in all our industrial plants, increasing energy efficiency and increasing product differentiation.

The major highlights of our capital spending program during 2021 included:

•	efficiency improvements and industrial integrations in our plants in North America consolidating Tenaris’s position in this area, including the industrial transformation of AlgomaTubes in Canada (new ERW forming and premium threading lines) and the continuous casting revamping at the steel shop at our Koppel facility in the United States;

•	the construction of new plants and yards to consolidate our presence in local markets, including a new premium threading plant in China, as part of a joint venture with Baotou Steel, and a new service center in Abu Dhabi;

•	following the differentiation strategy, new product lines for our Dopeless® 3.0 products, the increase of coating and finishing capacity on special steels pipes and on cold drawn process at our Zalau facility in Romania and at our Tamsa facility in Mexico;

•	the revamping and upgrade of our existing lines to improve the standards of industrial efficiency and safety, including the range extension in our Dalmine facility in Italy and our HSE continuous improvement program (including the ongoing overhead cranes replacement);

•	energy efficiency and CO2 reduction projects to achieve the target of reducing carbon emissions intensity, and

•	offices redesign project aligning our workspace to the new way of working.

In addition to capital expenditures at our plants, we have invested in digital information systems. During 2021 our focus was on deepening the digital transformation strategy for Tenaris in the industrial, commercial and supply chain areas, including internal process improvement; supporting the increasing demand and the expansion in some regions as the United States and Canada, while helping the organization adapt to the new way of working. Our industrial system is being transformed by an integrated scheduling system project and strengthened by the cybersecurity and infrastructure program, which are being expanded to different regions. We have also continued working on digital integration with our customers and vendors to strengthen our relationships and improve efficiency. Furthermore, we continued with the integration of the former IPSCO operations with our systems.

Investments in information systems and other intangible assets totaled $26 million in 2021, compared to $26 million in 2020 and $36 million in 2019.

Capital expenditures in 2022 are expected to increase significantly in respect to 2021, including new investments and the completion of certain main projects which have already started. The investments program includes:

•	several energy saving projects and the construction of a wind farm in Argentina, in which the company expects to invest approximately $130 million in 2022 with 24 turbines (with a capacity of 4.2 megawatts each) and 130 meters high metallic towers to produce 509 gigawatt hours of energy per year. The project, with a start-up targeted for August 2023, has an expected useful life of 20 years and involves an expected investment of $190 million;

•	the consolidation of the U.S. industrial system, including the start-up of several IPSCO facilities acquired in 2020 and the ramp up of the already existing facilities;

•	the completion of the industrial integration in AlgomaTubes in Canada;

•	the increase of capacity in special steel pipes in the Steel Shop in Dalmine in Italy and the necessary upgrades on finishing areas across the Tenaris industrial system;

•	the construction of new threading facilities, including a swaging line and offices in Baotou in China and Abu Dhabi; and

•	the offices redesign project aligning our workspace to the new way of working (having completed the first two pilots).

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, purchased from the local market, and in part produced by our thermo-electric power generating plant. Our welded steel pipe products are processed from purchased steel coils and plates.

Although the weight of the different steelmaking raw materials and steel vary with the proportion of welded pipes in the total production mix and among the different production facilities in our industrial system, depending on the specifications of the final products and other factors, on average, in 2021, steel scrap, pig iron, HBI and DRI represented approximately 28% of our steel pipe products’ costs, while steel in the form of billets or coils represented approximately 12%, with direct energy accounting for approximately 4%.

The above raw material inputs are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates, increased on average in 2021 compared to 2020 and continued with high levels of volatility increasing during the first months of 2022 and are currently also being affected by the Russian-Ukraine armed conflict and the sanctions being imposed on Russian individuals, companies and institutions. For more information see “Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international sources. In Argentina we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy we purchase pig iron and ferrous scrap from local and regional markets. In Mexico we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania we source ferrous scrap mainly from the domestic market and we import pig iron. In the United States, we source scrap from the local market to supply our Koppel steelmaking facility.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions in the international steel industry. Overall costs for these materials remained at high levels during 2021, driven by high steel prices and strong demand. As a reference, prices for Scrap Shredded U.S. East Coast, published by CRU, averaged $260 per ton in 2020 and $441 per ton in 2021 – an annual increase of almost 70%.

Iron ore

We consume iron ore in the form of pellets for the production of DRI in Argentina. Siderca’s annual consumption of iron ore during 2021 was approximately 756 thousand tons, supplied mainly from Brazil by Vale International S.A. (“Vale”).

Iron ore prices at the beginning of 2021 were relatively stable around $170 per ton. Supported by an increase in global steel production on the back of recovering demand, prices reached $215 per ton at mid-year. However, due to a sharp contraction in China's steel production during the second half of the year, prices fell to around $95 per ton. Since December, production levels have recovered, increasing demand and prices of iron ore to current levels of around $130 per ton.

The DRI pellet market in 2021 saw a recovery in demand as world steel production outside China increased, particularly in Europe, where the main consumers of this material are based. Pellet premiums averaged $73 per ton in 2021, 103% above 2020 levels. While pellet demand is likely to recover, production capacity growth seems to fall short, therefore prices are expected to increase in 2022.

Round steel bars

We mainly satisfy our steel bars and ingots requirements with materials produced in our steelmaking facilities in Argentina, Italy, Mexico, Romania and the United States. We complement this internal supply with purchases of steel bars and ingots from third parties as required, and particularly for use in our seamless steel pipe facilities in Canada, the United States and Japan and to supplement production from our steel shop in Mexico.

In Canada, we mainly source our steel bars requirements from our integrated facilities in Argentina, Italy, Mexico and Romania.

In Mexico, we source steel bars from Ternium’s Mexican facilities under a one year agreement ending in March 2022, granting us the right to purchase approximately 180,000 tons of steel bars. Currently, the Company is assessing alternatives for sourcing these materials, including a renegotiation of the contract with Ternium.

In the United States, with the acquisition of IPSCO in 2020, we own our first steel shop facility in Koppel, Pennsylvania. After certain investments completed in 2021, this facility provides steel bars to our Bay City and Ambridge mills. We also use steel bars produced in our integrated facilities in Romania, Italy and Mexico. These imports have been granted an exclusion from Section 232 tariffs. Additionally, we have a contract in place with Nucor Steel to purchase a portion of the steel bar requirements in our Bay City mill.

In Japan, we have a contract with JFE, our partner in NKKTubes for the supply of these materials. Our operations in Japan are substantially dependent on these contracts. In March 2020, JFE, informed Tenaris of its decision to permanently cease the operations of certain which provided these materials to NKKTubes in 2024. In November 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes. The preliminary agreement provides for the closure of NKKTubes’ manufacturing operations by the end of June 2022. Tenaris and JFE are committed to ensure a continued supply of tubular material, including 13 Chrome alloy products to international customers after NKKTubes’ closure, and Tenaris is advancing with the investments required to produce such materials in the rest of its industrial system. For further information on the termination of the NKKTubes joint venture, please refer to note 35 “Preliminary agreement to terminate NKKTubes joint venture” of our audited consolidated financial statements included in this annual report.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia, Saudi Arabia and the United States.

Steel coil market prices reached all-time highs in 2021. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $1,734 per metric ton in 2021 and $632 per metric ton in 2020.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. To secure a supply of steel coils for our U.S. facilities, during 2021 we renewed a long-term purchase agreement with Nucor Steel which is due to expire at the end of 2022. Currently, we are assessing alternatives for sourcing these materials, including an agreement with Ternium.

In Canada, we had long-term agreements with our main steel suppliers for our welded pipe operations with prices referenced to market levels in U.S. dollars (i.e., CRU HRC index), which terminated at the end of 2020 after we shut down our Prudential mill. Among such suppliers were ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Algoma Steel, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario. We maintain contact with these suppliers, planning for when we resume welded pipe operations after integrating welded pipe manufacturing equipment in our mill in Sault Ste. Marie in June 2022.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina) principally from Usiminas, Gerdau S.A. and ArcelorMittal Tubarão in Brazil, from Ternium Argentina S.A. (“Ternium Argentina”), a subsidiary of Ternium in Argentina, and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates and coils from international suppliers when not produced domestically. In Saudi Arabia, we mainly purchase steel coils and plates from the local market.

Energy

We consume substantial quantities of electric energy at our electric steel shops in Argentina, Italy, Mexico, Romania and the United States.

In Argentina, our local electric energy requirements are satisfied through purchases in the local market and by a 35-megawatt thermo-electric power generating plant located within the Campana facility. In Dalmine, Italy, we have a 120-megawatt power generation facility which is designed to have sufficient capacity to meet most of the electric power requirements of the operations. The additional energy needed to cover the peaks of consumption and the excess energy produced are purchased and sold to the market while heat is sold for district heating. In Mexico, our electric power requirements are mainly satisfied by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our energy requirements are furnished by the Mexican government-owned CFE. In September 2021, Mexican President submitted to Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment, for more information see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. In Romania and the United States, we source electric energy from the local market.

We consume substantial volumes of natural gas in Argentina, for the generation of DRI in addition to the requirements for producing seamless pipes. Tecpetrol, a San Faustin subsidiary, is our main natural gas supplier in Argentina under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A. (“TGN”), a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Naturgy S.A. (“Naturgy”), for a maximum transportation capacity corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we also have a supply contract with Naturgy. Both contracts with Naturgy are in place until April 2022 and are expected to be renewed.

In addition to the amount of gas consumed at our Italian plants, we also require a substantial volume of natural gas to feed our power generation facility in Italy. Our natural gas requirements for the power generation facility are currently supplied by Edison Energia S.p.A while the natural gas consumed at our Italian plants is supplied by Eni S.p.A.

Our costs for electric energy and natural gas vary from country to country. In the last few years prior to late 2021, energy costs have remained generally flat due to the increasing availability of natural gas from shale plays and additional renewable energy generation at more competitive prices. In a context of uncertainty regarding future energy prices, the Argentine government launched in December 2020 a new gas plan to increase natural gas supply following a drop from the maximum levels reached in 2019. Because winter demand for natural gas continues to outpace supply, Argentina is required to import natural gas from Bolivia, Chile and LNG from the international market at high prices, in addition to using liquid fuel to generate electricity. With an international context of higher gas prices and reduced availability, gas shortages could occur in the incoming winter in Argentina affecting our operations. In late 2021 energy and gas prices increased and remain very high particularly in Europe. Although prices in Europe did come down in January 2022 from their previous peak as winter temperatures were relatively mild, worldwide prices remain volatile and have already suffered further increases due to the recent Russia-Ukraine armed conflict. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability”, Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”, and for more information on the impact on our business of the armed conflict in Ukraine, see “Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – The Russia-Ukraine recent armed conflict may adversely affect our operations”.

The Company’s board of directors has approved an investment plan to build a wind farm in Argentina at a cost of $190 million which would reduce our CO2 emissions in that country by around 150,000 tons per year and supply close to 50% of the electric energy requirements at our Siderca integrated seamless pipe mill.

Ferroalloys

For each of our steel shops we coordinate our purchases of ferroalloys worldwide. The international costs of ferroalloys can vary substantially within a short period.

Prices for the main ferroalloys consumed by Tenaris increased significantly during 2021, reaching its highest levels since 2008. The world’s economic recovery, driven by governments’ stimulus packages, resulted in stronger steel demand and, consequently, higher ferroalloy demand. Supply, on the other hand, struggled to recover as quickly due to lockdowns, logistics limitations and quarantine measures.

Product Quality Standards

Our steel products (tubular products, accessories and sucker rods) are manufactured in accordance with the applicable specifications of the American Petroleum Institute (“API”), the American Society for Testing and Materials (“ASTM”), the International Standardization Organization (“ISO”), the Japan Industrial Standards (“JIS”), and European Standards (“EN”), among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality assurance and control program to ensure that our products and services continue to satisfy proprietary industry standards and are competitive from a quality standpoint in comparison with those offered by our competitors.

We currently maintain, for all our manufacturing facilities and services centers, a Quality Management System Certified to ISO 9001 by Lloyd’s Register Quality Assurance (except for the former IPSCO facilities in the United States, that are in the process of changing the certification company to LRQA) and API product licenses granted by API, which are requirements for selling to the major oil and gas companies, which have rigorous quality standards. In addition, the majority of our testing laboratories are certified to ISO 17025. Our Quality Management System (“QMS”), based on the ISO 9001 and API Q1 specifications, assures that products and services comply with customer requirements from the acquisition of raw materials to the delivery of the final product and services. The QMS is designed to ensure the reliability and improvement of the product and the manufacturing operations processes as well as the associated services. Additionally, we have certified the QMS to API Q2 at some locations, a certification specifically developed for companies which offer services in the oil and gas industry.

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

Product R&D currently being undertaken is focused on the growingly challenging energy markets, which are lately characterized by increasingly efficient oil and gas activities together with growing energy transition related initiatives. Product R&D includes:

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
  tubes for boilers;
  welded pipes for oil and gas and other applications;
47

  sucker rods;
  coiled tubing;
  coatings; and
  new low-carbon products and services for potentially fast-growing segments like hydrogen transportation and storage, carbon capture, use and storage (“CCUS”) and geothermal energy.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include hardware, algorithms and numerical modeling applied to rolling, heat treatment, non-destructive testing and finishing processes and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation, through patents, trade secrets, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $45.3 million in R&D in 2021, compared to $41.8 million in 2020 and $61.1 million in 2019.

Capitalized costs were not material for the years 2021, 2020 and 2019.

Environmental, Social and Governance (“ESG”) Regulation

We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to environmental, social and governance matters, including laws and regulations relating to climate-change mitigation, use of resources, hazardous materials and radioactive materials, and air emissions, water discharges and waste management; legislation on human rights and modern slavery; human capital, including equal opportunity, gender and disabilities equality, working conditions, work-life balance, and labor market access; and applicable rules on internal control and risk management, anti-corruption, business partner relationship management and other governance issues. For more information on the Company’s governance practices and applicable regulation, see Item 6. “Directors, Senior Management and Employees”; Item 10.B “Additional Information – Memorandum and Articles of Association”; and Item 16.G “Corporate Governance”.

ESG regulation has been evolving over the past years and is expected to continue to evolve in the future, particularly with respect to environmental matters. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Environmental requirements vary from one jurisdiction to another adding complexity to the operations of global companies, such as Tenaris.

The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. In order to achieve climate neutrality by the year 2050, the European Commission has laid out several action plans, such as the EU climate adaptation strategy, sustainable finance policies and the raw materials alliance. In addition, the EU Non-Financial Reporting Directive provides the legal framework for annual disclosure of non-financial information and, more recently, the EU Taxonomy Regulation establishes a classification system for environmentally sustainable economic activities, laying out definitions to businesses, stakeholders and policymakers on which economic undertakings can be considered environmentally sustainable and requiring companies to disclose, in the annual reports, how environmentally sustainable their economic activities are.

Similarly, in response to an increasing investor focus and reliance on climate and ESG-related disclosure and investment, the U.S. Securities and Exchange Commission (“SEC”) announced in March 2021 the creation of a Climate and ESG Task Force to identify ESG-related misconduct and potential violations. In addition, the SEC included, as one of its 2021 examination priorities, a greater focus on climate and ESG-related risks. In March 2022, the SEC proposed rule changes that would require registrants to include certain climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements.

For more information on the impact of climate change legislations, increasing regulatory requirements and extensive technology and market changes, see Item 3.D. “Key Information – Risk Factors - Risks Relating to Our Business and Industry – Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.” For more information on the steps taken by Tenaris to address climate change challenges, see Item 5. “Operating and Financial Review and Prospects – Overview – Climate Change”.

The ultimate impact of complying with ESG regulations, in particular with applicable environmental regulation, is not always clearly known or determinable because certain laws and regulations have been evolving in the past years or are under constant review by competent authorities. The expenditures required to comply with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur, and will continue to incur, in expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. For more information on risks related to compliance with environmental regulation and product liability, see Item 3.D. “Key Information – Risk Factors - Risks Relating to Our Business and Industry – The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects.”

Compliance with applicable ESG regulation is of utmost importance to the Company and a significant factor in our industry and business. We have not been subject to any significant penalty for any material violation of applicable ESG regulations, including for any material violation of environmental laws and regulations in 2021, and we are not aware of any current material legal or administrative proceedings pending against us with respect to ESG matters, which could have an adverse material impact on our financial condition or results of operations.

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

Disclosure Pursuant to Section 13(r) of the Exchange Act

Tenaris

The Iran Threat Reduction and Syria Human Rights Act of 2012, created a new subsection (r) in Section 13 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires a reporting issuer to provide disclosure if the issuer or any of its affiliates knowingly engaged in certain enumerated activities relating to Iran, including activities involving the Government of Iran. The Company is providing the following disclosure pursuant to Section 13(r) of the Exchange Act.

In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the United States, which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the United States announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the European Union updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”), to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.

As previously reported, Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris has not, directly or indirectly, delivered any goods or services to Iran or Iranian companies during 2021 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

As of December 31, 2021, the Company’s subsidiary, TGS, maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.

All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2021.

The Company has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, the Company is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. No affiliate of the Company reported any Iran related activity for the year ended December 31, 2021.

C.               Organizational Structure and Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2021, 2020 and 2019.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2021	2020	2019
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	NA
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES (b)	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*)	All percentages rounded.
(a)	Tenaris Investments S.àr.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019.
(b)	Tenaris and JFE agreed to terminate NKKTubes's manufacturing operations by the end of June 2022.
(c)	Tenaris holds 98.4% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.

Other Investments

Ternium

We have a significant investment in Ternium, a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE. As of December 31, 2021, the Company held 11.46% of Ternium’s share capital (including treasury shares).

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l. (“Techint Holdings”), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, pursuant to which Techint Holdings is required to take actions within its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company to be removed only pursuant to previous written instructions from the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Carlos Condorelli was nominated by the Company as a director of Ternium pursuant to this shareholders’ agreement.

Ternium constitutes a “significant subsidiary” of Tenaris under the definitions of terms used in Rule 1-02(w) of Regulation S-X.

Usiminas

At December 31, 2021, Tenaris held, through its Brazilian subsidiary Confab, 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

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

At December 31, 2021, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising NSC, Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

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

In September 2021, the Mexican president submitted to the Mexican Congress a constitutional reform proposal of the electricity sector, which seeks to reverse the legal framework derived from the 2013 constitutional energy reform that opened the sector to private investment. For more information on the risks associated with the energy reform in Mexico, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

GPC

GPC is a joint venture company, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. Through the shareholders agreement, SSPC is entitled to choose one of the five members of the board of directors of GPC. In addition, SSPC has appointed GPC’s general manager and has the ability to block any shareholder resolution.

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

During 2019, we invested $19.6 million in the project. In 2020, the parties completed all the engineering to get the construction permit but on-site activities were delayed due to the COVID-19 pandemic. Therefore, no additional contributions were made during 2020 and 2021.

The initiative may be further affected or cancelled as a result of the recent armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions. As of December 31, 2021, our investment in the joint venture amounted to $16.8 million. We are currently assessing the amount to be written off from this investment. For more information see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”; and item 8.B. “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

TBSP

In 2020, Tenaris entered into a joint venture with Baotou Steel to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in TBSP, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million will enable the facility to produce 45,000 tons annually. The facility started operations in the first quarter of 2022. As of December 31, 2021, Tenaris contributed approximately $17.9 million in the project.

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

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total Tubes sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Crude oil prices were around $80 per barrel in the third quarter of 2018, but subsequently fell 40% in the fourth quarter of 2018 before recovering in 2019. Prices fell again to historically low levels in the wake of the COVID-19 pandemic and the accompanying collapse in global oil consumption, but have since recovered to exceed pre-pandemic levels. North American natural gas prices (Henry Hub) fell below $2 per million BTU in 2019. In 2021, as demand for LNG exports from the USA increased following the pandemic and a cold Northern hemisphere winter, prices rose to $6 per million BTU and are currently above $4 per million BTU.

In both 2020 and 2021, worldwide drilling activity, as represented in the number of active drilling rigs published by Baker Hughes, reflecting the collapse in oil consumption and prices in the wake of the COVID-19 pandemic and the subsequent recovery from the fourth quarter of 2020, was around 38% lower as an annual average compared to the level of 2019, but, in January 2022, it was approximately 22% higher than the average of 2021. The recovery in drilling activity following its pandemic-induced collapse has been led by the United States and Canada, where the declines were steepest, whereas the international rig count fell more slowly and began to increase later.

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, and the increasing share of oil produced in shale plays as a proportion of global supply, has led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. Nevertheless, cost-competitive offshore developments, like those in Brazil and Guyana, continue to be sanctioned and developed.

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

We are also exposed to the risk that our competitors may seek to initiate anti-dumping cases against our exports. In 2021, anti-dumping cases were initiated against our exports from Mexico in Canada and against our exports from Mexico and Argentina in the United States. In Canada, a final determination of no injury was issued in January 2022 in respect of our imports from Mexico. In the United States, a preliminary determination of injury has occurred against our imports from Mexico and Argentina but a final determination is not expected before the second half of 2022.

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

The costs of steelmaking raw materials and of steel coils and plates increased during 2021, reaching all-time highs. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $1,734 per metric ton in 2021 and $632 per metric ton in 2020.

The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. Tenaris implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; and adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital. In addition, Tenaris introduced remote work and other flexible work arrangements and implemented special operations protocols to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if the virus continues to mutate and spread or new pandemics or public health crises emerge, and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and its results adversely impacted. In addition, although oil prices have exceeded pre-COVID-19 level, demand for oil products is approaching pre-COVID-19 level and demand for natural gas already exceeds them, there remains considerable uncertainty about the future duration and extent of the pandemic with a recent surge of new and more contagious variants of the SARS-CoV-2 virus as well as about the effectiveness of available vaccines and the success of vaccination campaigns. In this uncertain environment our results of operations and financial condition could still be severely affected. Oil and natural gas prices also exceed pre-COVID-19 levels, while oil and gas drilling activity is steadily increasing in North America and the rest of the world and OCTG inventories are at relatively low levels in North America and are at more normal levels in the rest of the world. Tenaris’s North American industrial facilities continue ramping up to meet higher demand and some facilities -temporarily shut down during 2020- were reopened during 2021. In this context, even with raw material, energy and logistic cost increases, Tenaris’s margins show a significant recovery compared to 2020.

With the purpose of assessing Tenaris’s exposure to the effects of the COVID-19 pandemic and its impact on its business, financial position and performance, management has conducted impairment tests, and is closely monitoring the recoverability of long-lived assets and deferred taxes, financial risk management, in particular credit and liquidity risks and the adequacy of its provisions for contingent liabilities.

Tenaris also renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity. As a result, Tenaris is adequately complying with all main outstanding contractual commitments and guarantees. In addition, Tenaris has not received any material government grants or public support measures for the years 2021 and 2020, and has not received, nor provided, material arrangements on the form of supply chain financing.

As of the date of this annual report, Tenaris’s capital and financial resources, and overall liquidity position, have not been affected by the pandemic. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $7001 million as of the end of December 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that Tenaris has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

1 Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

Summary of results

In 2021, our results recovered strongly from the worst effects of the pandemic bolstered by the recovery in oil and gas drilling activity in the Americas and the structural measures we took to improve our profitability over the longer term. Our sales rose 27% year on year, while our EBITDA2 more than doubled with the margin surpassing its pre-pandemic level. At the net income level, our results benefited from an extraordinary contribution from our equity participations in Ternium and Usiminas, reflecting record prices in the flat steel sector, which contrasts with that of 2020, which was impacted by $622 million impairment charges on the carrying value of goodwill and other assets in the United States.

Operating cash flow for the year amounted to $119 million in 2021, compared to $1,520 million in 2020 due to a working capital build of $1.0 billion driven by the ramp up of activity. Although in absolute amounts the build up in working capital in 2021 was similar to the corresponding reduction in 2020, it is lower in terms of days of sales and includes higher raw material and energy costs embedded in inventories. After capital expenditures of $240 million and dividend payments of $319 million during the year, our net cash position declined to $7001 million at the end of the year.

Climate change

To address climate change, Tenaris is taking steps to decarbonize its operations and is developing products and services for use in low-carbon energy applications.

In February 2021, we set a medium-term target to reduce the carbon emissions intensity rate of our operations by 30% by the year 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials, including steel purchased from third parties.

We aim to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix and by making investments to increase energy efficiency and the use of renewable energy in our energy requirements.

This medium-term target forms part of a broader objective of decarbonizing our operations and reaching carbon neutrality. The timing will depend on the development of emerging technologies and market and regulatory conditions, including carbon pricing and customer support. To achieve this longer-term objective, we will actively pursue the development of technologies involving the use of hydrogen and carbon capture with partners, such as the initiatives we have announced using hydrogen in our Dalmine steel shop in Italy, and carbon capture and use at our Dalmine power plant.

All our steel is produced in electric arc furnaces where recycled steel scrap is used as the primary source of metallic feedstock. We supplement the use of steel scrap with metallics such as pig iron, direct reduced iron and ferroalloys to meet quality, productivity and material specification requirements.

Additionally, we produce our own direct reduced iron for our steel mill in Argentina using natural gas, where the availability of steel scrap is limited.

Steel production in electric arc furnaces using a high proportion of scrap in the metallic charge usually has substantially lower carbon emissions than steel produced using iron ore and metallurgical coal as the primary feedstock.

Over the past year, we have made good progress towards our mid-term objective. By focusing on energy efficiency and reducing the proportion of pig iron used in our electric furnaces, the average carbon emissions intensity of our tubular operations has declined to 1.2 tons of CO2 per ton of steel processed, which compares with the 1.4 tons of CO2 per ton of steel processed in 2018 and 1.3 tons of CO2 per ton of steel processed in 2020. These figures employ worldsteel methodology using local emission factors for purchased electricity.

Most of the reduction in emissions intensity we have achieved to-date has been in Scope 3 emissions by increasing the amount of scrap used and energy efficiency.

Currently, we are focusing on reducing the intensity of our Scope 2 emissions by increasing the use of renewable energy at a number of our facilities around the world.

[1]	Net cash / debt is calculated in the following manner:
Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).
[2]	EBITDA is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.
57

In this respect, our Board of Directors recently approved an investment project to build a wind farm in Argentina at a cost of $190 million. The project would reduce our CO2 emissions in this country by some 150,000 tons per year, and supply close to 50% of the electricity requirements at our Siderca integrated seamless pipe mill.

The wind farm, which is expected to be completed during 2023, will be located in an area with a highly favorable capacity utilization factor of 58%. This should lead to a reasonable return on the investment even when considering current Argentine wholesale energy market prices.

To accelerate the fulfilment of our targets, we have implemented an internal carbon price at a minimum of $80/ton for evaluating investments, and more generally in our operations.

The development and implementation of our climate change strategy is reviewed by our Board of Directors on a quarterly basis. The Board has nominated our Vice-Chairman, Germán Curá, to take particular responsibility for this and to keep it informed of the progress made.

We are also strengthening our disclosure of climate change-related information. In 2021, we joined the Carbon Disclosure Project (“CDP”), where we received a B rating regarding our management of climate change in 2020.

As we pursue our long-term strategy of achieving carbon neutrality in our operations, we are exploring a range of possibilities with different partners from around the world. We know that there is no single solution, as certain alternatives are better suited to specific sites or regions depending on local infrastructure, resources, technologies and conditions.

We do so with the vision that, as a leader in our industry, we must be competitive in offering our customers low-carbon products and that we have a responsibility to contribute to the development of the technologies that will make this happen.

We also assess the future market outlook for our products with reference to the different scenarios for oil and gas demand published by our customers, international agencies such as the International Energy Agency (“IEA”) and expert energy market consultancies such as Rystad. We refer particularly to scenarios which are consistent with the goals of the Paris Agreement, and those focused on the pace of adoption of new technologies.

These assessments are used as fundamental input for evaluating our business strategy and how to address the risks and opportunities arising from climate change.

As suppliers of tubular products and services to the energy industry, the energy transition provides an important opportunity to develop new products and services for potentially fast-growing segments like hydrogen transportation and storage, CCS and geothermal installations.

We are increasing our investments in R&D and our organizational focus in these areas, which are expected to contribute a significant revenue stream to the company going forward.

We have developed a range of materials technologies that are particularly suited for use in hydrogen storage and transportation, where we are seeing fast growth in demand for large, high-pressure vessels used in the build-out of hydrogen refueling stations for heavy-duty vehicles and buses in Europe and California.

Outlook

The global economy has rebounded strongly this year and, with it demand for energy including oil and gas. Oil and gas production increases have not kept pace with increases in consumption resulting in lower inventory levels and higher prices. Prices for oil exceed pre-pandemic levels and prices for LNG reached unprecedented levels during the fourth quarter of 2021.

Although investments in oil and gas drilling are expected to increase during 2022, from their low levels over the past two years, the level of spending is unlikely to return to pre-pandemic levels, as the oil and gas majors and publicly-listed U.S. shale producers prioritize capital discipline and returns to shareholders, while OPEC+ countries continue to manage production level increases.

Drilling activity is increasing around the world. Over the past year, the increase has been led by the United States and Canada where it will continue at a lower pace. Latin America is leading the recovery in offshore drilling activity, with rises in Brazil, Mexico and Guyana, while onshore drilling activity should step up in the Vaca Muerta shale in Argentina if country investment conditions allow. In the Eastern Hemisphere, the more recent recovery in drilling activity should extend further through the year, led by the Middle East.

In the first half of 2022, we anticipate further increases in sales on higher prices in North America and shipments to an offshore pipeline in Europe. In the second quarter, we should see a significant recovery of sales in the Middle East and Africa. Despite higher energy costs in Europe, our EBITDA3 margin should also continue to increase in the first half.

The global economic conditions may change as a result of the Russia-Ukraine armed conflict and the related wave of sanctions being imposed on Russian individuals, companies and institutions. It is hard to predict how energy and commodity prices will behave and the impact on the prices and availability of energy and steelmaking raw materials. Accordingly, the outlook for global economic activity in general, and the outlook for our industry and operations, in particular, may significantly change, even in the short term, as the armed conflict unfolds. For more information on the potential risks in connection with the Russia-Ukraine conflict, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”; and for more information on Tenaris’s operations involving Russia, see item 8.B. “Significant Changes – The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition”.

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

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale.

3 EBITDA is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

A.              Operating results

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2021	2020	2019

Selected consolidated income statement data

Continuing operations
Net sales	6,521,207	5,146,734	7,294,055
Cost of sales	(4,611,602)	(4,087,317)	(5,107,495)
Gross profit	1,909,605	1,059,417	2,186,560
Selling, general and administrative expenses	(1,206,569)	(1,119,227)	(1,365,974)
Impairment charge (1)	(57,075)	(622,402)	-
Other operating income (expenses), net	61,548	19,141	11,805
Operating income (loss)	707,509	(663,071)	832,391
Finance income	38,048	18,387	47,997
Finance cost	(23,677)	(27,014)	(43,381)
Other financial results	8,295	(56,368)	14,667
Income (loss) before equity in earnings of non-consolidated companies and income tax	730,175	(728,066)	851,674
Equity in earnings of non-consolidated companies	512,591	108,799	82,036
Income (loss) before income tax	1,242,766	(619,267)	933,710
Income tax	(189,448)	(23,150)	(202,452)
Income (loss) for the year for continuing operations	1,053,318	(642,417)	731,258

Income (loss) attributable to (2):
Owners of the parent	1,100,191	(634,418)	742,686
Non-controlling interests	(46,873)	(7,999)	(11,428)
Income (loss) for the year (2)	1,053,318	(642,417)	731,258

Depreciation and amortization	(594,721)	(678,806)	(539,521)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share	0.93	(0.54)	0.63
Dividends per share (3)	0.27	0.07	0.41

(1)	Impairment charge in 2021 represents a charge of $57 million to the carrying value of fixed assets of the CGU NKK, and in 2020 represents a charge of $622 million to the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing in the amounts of $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA in the amount of $36 million.
(2)	IAS 1 (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.
(3)	Dividends per share correspond to the dividends paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2021	2020	2019

Selected consolidated financial position data

Current assets	4,981,173	4,287,672	5,670,607
Property, plant and equipment, net	5,824,801	6,193,181	6,090,017
Other non-current assets	3,643,457	3,235,336	3,082,367
Total assets	14,449,431	13,716,189	14,842,991

Current liabilities	1,559,645	1,166,475	1,780,457
Non-current borrowings	111,432	315,739	40,880
Deferred tax liabilities	274,721	254,801	336,982
Other non-current liabilities	397,931	532,701	498,300
Total liabilities	2,343,729	2,269,716	2,656,619

Capital and reserves attributable to the owners of the parent	11,960,578	11,262,888	11,988,958
Non-controlling interests	145,124	183,585	197,414
Total equity	12,105,702	11,446,473	12,186,372

Total liabilities and equity	14,449,431	13,716,189	14,842,991

Share capital	1,180,537	1,180,537	1,180,537
Number of shares outstanding	1,180,536,830	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2021	2020	2019
Continuing operations
Net sales	100.0	100.0	100.0
Cost of sales	(70.7)	(79.4)	(70.0)
Gross profit	29.3	20.6	30.0
Selling, general and administrative expenses	(18.5)	(21.7)	(18.7)
Impairment charge	(0.9)	(12.1)	-
Other operating income (expenses), net	0.9	0.4	0.2
Operating income (loss)	10.8	(12.9)	11.4
Finance income	0.6	0.4	0.7
Finance cost	(0.4)	(0.5)	(0.6)
Other financial results	0.1	(1.1)	0.2
Income (loss) before equity in earnings of non-consolidated companies and income tax	11.2	(14.1)	11.7
Equity in earnings of non-consolidated companies	7.9	2.1	1.1
Income (loss) before income tax	19.1	(12.0)	12.8
Income tax	(2.9)	(0.4)	(2.8)
Income (loss) for the year for continuing operations	16.2	(12.5)	10.0

Income (loss) attributable to:
Owners of the parent	16.9	(12.3)	10.2
Non-controlling interests	(0.7)	(0.2)	(0.2)

Fiscal Year Ended December 31, 2021, Compared to Fiscal Year Ended December 31, 2020

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2021		2020
Tubes	5,994	92%	4,844	94%	24%
Others	528	8%	303	6%	74%
Total	6,521	100%	5,147	100%	27%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2021	2020
Seamless	2,514	1,918	31%
Welded	289	480	(40%)
Total	2,803	2,398	17%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2021	2020
Net sales
- North America	3,240	2,108	54%
- South America	1,051	660	59%
- Europe	622	566	10%
- Middle East & Africa	832	1,194	(30%)
- Asia Pacific	249	315	(21%)
Total net sales	5,994	4,844	24%
Operating income (loss)	613	(616)	200%
Operating income (loss) (% of sales)	10.2%	(12.7%)

Net sales of tubular products and services increased 24% to $5,994 million in 2021, compared to $4,844 million in 2020, reflecting a 17% increase in volumes and a 6% increase in average selling prices. In North America sales increased 54% as there was a recovery in volumes and prices throughout the region, led by the U.S. onshore market. In South America sales increased 59% driven by a recovery in sales in Argentina and the Andean region partially offset by lower sales of connectors in Brazil. In Europe sales increased 10% thanks to a strong growth in sales to the mechanical and automotive sectors partially compensated by lower sales of OCTG products throughout the region. In the Middle East & Africa sales declined 30% as sales in U.A.E. remained stable during the year while sales of OCTG and offshore line pipe declined in the rest of the region. In Asia Pacific sales declined 21% due to lower sales of OCTG throughout the region.

Operating results from tubular products and services, amounted to a gain of $613 million in 2021, compared to a loss of $616 million in 2020. Tubes operating income in 2021 is net of a $57 million impairment charge on NKKTubes fixed assets and severance charges of $27 million, while in 2020 the operating loss includes an impairment charge of $582 million, accelerated depreciations and amortizations of $56 million and severance charges of $139 million. The improvement in operating results was driven by the recovery in sales (volumes and prices), while an increase in raw material and energy costs was partially offset by an improvement in industrial performance due to the increased levels of activity and utilization of production capacity.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2021	2020
Net sales	528	303	74%
Operating income (loss)	95	(47)	300%
Operating income (loss) (% of sales)	17.9%	(15.6%)

Net sales of other products and services increased 74% from $303 million in 2020 to $528 million in 2021, mainly due to higher sales of energy and excess raw materials and sucker rods, as well as our new oilfield services business in Argentina which offers hydraulic fracturing and coiled tubing services.

Operating results from other products and services, amounted to a gain of $95 million in 2021, compared to a loss of $47 million in 2020. In 2020, Others operating income included an impairment charge of $40 million. The increase in profitability is mainly due to the sucker rods business, our new oil services business and the sale of excess raw materials and energy.

Selling, general and administrative expenses, or SG&A, amounted to $1,207 million (18.5% of net sales), compared to $1,119 million (21.7%) in 2020. During 2021 SG&A includes $16 million of leaving indemnities, while in 2020 leaving indemnities were $61 million. The 2021 increase in SG&A is mainly due to higher selling expenses, following the increase in sales.

Impairment charge. In December, 2021, as a result of the expected termination of our NKKTubes joint venture, we recorded a $57 million impairment on its fixed assets. In 2020 we recorded an impairment charge of $622 million on the carrying value of goodwill and other assets in the United States.

Other operating results amounted to a gain of $62 million in 2021, compared to a gain of $19 million in 2020. The gain in 2021 is mainly due to a $36 million recognition of fiscal credits in Brazil and the profit from the sale of assets.

Financial results amounted to a gain of $23 million in 2021, compared to a loss of $65 million in 2020. The variation is mainly explained by a $23 million improvement in net interest income, mainly due to interests from fiscal credits in Brazil received in the second quarter, and a $64 million improvement in net foreign exchange results, mainly related to the depreciation of the Euro, the Brazilian real and the Mexican peso in 2020. These results are to a large extent offset by changes to our currency translation reserve.

Equity in earnings of non-consolidated companies generated a gain of $513 million in 2021, compared to $109 million in 2020. These results were mainly derived from our equity investment in Ternium and Usiminas, and reflect the good dynamics at the flat steel sector derived from record high steel prices.

Income tax charge amounted to $189 million in 2021, compared to $23 million in 2020, reflecting better results in several subsidiaries following the increase in activity in 2021.

Net income amounted to $1,053 million in 2021, compared with a net loss of $642 million in 2020. The change in results reflects the recovery in sales (volumes and prices) following the improvement in the operating environment, while an increase in raw material and energy costs was partially offset by an improvement in industrial performance due to the increased levels of activity and utilization of production capacity. Additionally, our results in 2021 were boosted by an extraordinary contribution from our equity participations, mainly Ternium, reflecting the good dynamics in the flat steel sector derived from record high steel prices, while 2020 was impacted by a $622 million impairment on the carrying value of goodwill and other assets in the United States.

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

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below

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

Operating results from tubular products and services amounted to a loss of $616 million in 2020, compared to a gain of $755 million in 2019. In addition to the decline in sales following the drop in drilling activity, our results were negatively impacted by lower absorption of fixed costs and the inefficiencies related to the low level of capacity utilization since March 2020. Additionally, Tubes operating income was affected by $139 million of severance charges, by an impairment charge of $582 million, reflecting the difficult business conditions generated by COVID-19 pandemic, with the collapse in oil demand and prices and the impact on drilling activity and on the demand for steel pipe products and by $138 million higher depreciation and amortization charge mainly related to the incorporation of the IPSCO facilities and the accelerated depreciation of the Prudential facility after the decision to close it and consolidate our Canadian pipe manufacturing operations at our facility in Sault Ste. Marie, Ontario.

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

Financial results amounted to a loss of $65 million in 2020, compared to a gain of $19 million in 2019. The loss in 2020 corresponds to a net finance cost of $9 million, reflecting a lower net cash position4 and lower yields on the position and $55 million a foreign exchange loss net of derivative results, mainly due to a 9% EUR appreciation on EUR denominated intercompany liabilities at subsidiaries whose functional currency is the U.S. dollar and a 29% Brazilian Real depreciation on USD denominated intercompany liabilities at subsidiaries in Brazil whose functional currency is the Brazilian Real, both results are to a large extent offset by changes to our currency translation reserve.

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

B.              Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

[4]	Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.
65

Millions of U.S. dollars	For the year ended December 31,
	2021	2020	2019

Net cash provided by operating activities	119	1,520	1,528
Net cash provided by (used in) investing activities	268	(2,092)	(40)
Net cash used in financing activities	(648)	(375)	(354)
(Decrease) increase in cash and cash equivalents	(261)	(947)	1,134

Cash and cash equivalents at the beginning of year (excluding overdrafts)	585	1,554	427
Effect of exchange rate changes	(6)	(22)	(6)
(Decrease) increase in cash and cash equivalents	(261)	(947)	1,134
Cash and cash equivalents at the end of year (excluding overdrafts)	318	585	1,554
Cash and cash equivalents at the end of year (excluding overdrafts)	318	585	1,554
Bank overdrafts	0	0	0
Other current investments	398	872	210
Non-current investments	313	239	18
Derivatives hedging borrowings and investments	2	8	19
Current borrowings	(220)	(303)	(781)
Non-current borrowings	(111)	(316)	(41)
Net cash at the end of the year	700	1,085	980

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2021 cash flow provided by operating activities amounted to $119 million (including an increase in working capital of $1,046 million), our capital expenditures amounted to $240 million, and we paid dividends amounting to $319 million. At the end of the year, we had a net cash position5 of $700 million, compared to $1,085 million at the beginning of the year.

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the future twelve months and to address short-term changes in business conditions. For more information see Item 5. “Operating and Financial Review and Prospects – Overview – The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition.”

We have a conservative approach to the management of our liquidity, which consists of (i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and (ii) other investments (fixed income securities, time deposits, and fund investments).

At December 31, 2021, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 7% of total assets compared to 12% at the end of 2020.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2021, and December 31, 2020, U.S. dollar denominated liquid assets represented 87% and 95% respectively of total liquid financial assets.

Fiscal Year Ended December 31, 2021, Compared to Fiscal Year Ended December 31, 2020

Operating activities

Net cash provided by operations during 2021 was $119 million, compared to $1,520 million during 2020. This decrease was mainly attributable to a $1,046 million increase in working capital in 2021, while in 2020 the decrease in working capital amounted to $1,059 million, offset by an impairment charge of $622 million in 2020. The annual variation in working capital was mainly attributed to an increase of $1,060 million in inventories related to the recovery in activity, compared to a decrease of $829 million in 2020. For more information on cash flow disclosures and changes to working capital, see note 29 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash provided by investing activities was $268 million in 2021, compared to a net cash used in investing activities of $2,092 million in 2020. We decreased our financial investments by $390 million in 2021 compared to an increase of $887 million in 2020. Additionally, during 2020 we spent $1,025 million in acquisition of subsidiaries.

[5]	Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.
66

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $648 million in 2021, compared to $375 million in 2020.

During 2021 and 2020 we had net repayments of borrowings of $277 million and $239 million respectively.

Dividends paid during 2021 amounted to $319 million and during 2020 amounted to $83 million.

Our total liabilities to total assets ratio was 0.16:1 as of December 31, 2021 and 0.17:1 as of December 31, 2020.

Fiscal Year Ended December 31, 2020, Compared to Fiscal Year Ended December 31, 2019

Operating activities

Net cash provided by operations during 2020 was $1,520 million, compared to $1,528 million during 2019. This decrease was mainly attributable to a $1,059 million decrease in working capital in 2020, while in 2019 the decrease in working capital amounted to $523 million, offset by an impairment charge of $622 million in 2020. The annual variation in working capital was mainly attributed to a decrease of $829 million in inventories, compared to a decrease of $311 million in 2019. For more information on cash flow disclosures and changes to working capital, see note 29 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

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

Principal Sources of Funding

During 2021, we funded our operations with operating cash flows, bank financing and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2021 borrowings decreased by $288 million to $331 million at December 31, 2021, from $619 million at December 31, 2020.

Borrowings consist mainly of bank loans. As of December 31, 2021, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 78% of total borrowings.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2021, 2020 and 2019:

Millions of U.S. dollars	2021	2020	2019

Bank borrowings	331	619	822
Bank overdrafts	0	0	0
Total borrowings	331	619	822
67

Our weighted average interest rates before tax (considering hedge accounting), amounted to 2.09% at December 31, 2021 and to 2.51% at December 31, 2020.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2021	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	220	107	4	-	-	-	331
Interest to be accrued (*)	2	1	0	-	-	-	3
Total	222	108	4	-	-	-	334

(*)	Includes the effect of hedge accounting.

Our current borrowings to total borrowings ratio amounted to 0.66:1 as of December 31, 2021 and to 0.49:1 as December 31, 2020. Our liquid financial assets exceeded our total borrowings, we had a net cash position6 (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $700 million at December 31, 2021, compared to $1,085 million at December 31, 2020.

As of December 31, 2021, lease liabilities amounted to approximately $117.3 million. The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 29.5%, 33.6% and 36.9% of the total remaining payments, respectively.

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

Significant Borrowings

Our most significant borrowings as of December 31, 2021 were as follows:

Millions of U.S. dollars	Borrower	Type	Final maturity	Original & Outstanding
Disbursement date
2020	Tamsa	Bilateral	2023	20
2020	Tamsa	Bilateral	2023	80
2020-2021	SSPC	Multiple Banks	2022 - 2024	61

As of December 31, 2021, Tenaris was in compliance with all of its covenants under its significant borrowings, including financial covenants on leverage ratio.

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

[6]	Net cash position is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.

68

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices were traditionally established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG becomes more global and the United States becomes a relevant source of LNG, LNG prices are now being set increasingly in relation to gas prices prevailing at regional gas hubs.

International oil prices depend on diverse factors. On the supply side, major oil-and-gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC, and more recently what has become known as OPEC+, which includes OPEC members, plus Russia and certain other countries. Many of our customers are state-owned companies in member countries of OPEC and OPEC+. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts, such as the recent Ukraine-Russia armed conflict, and conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. See “Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”.

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

Following three years of relatively stable oil prices of around $100 per barrel, prices started to decline in the middle of 2014 as the rate of U.S. production increase began to exceed the increase in global demand and OPEC confirmed at its November 2014 meeting that it would not cut production to balance demand. As a consequence, prices reached levels below $30 per barrel in January 2016. Prices then recovered to around $80 per barrel during 2018 once OPEC and other producers agreed to cut production levels to accelerate the market rebalancing process. By this time, OPEC and other producers had lifted their production cuts and U.S. oil production was increasing at a rate greater than the increase in global demand. Oil prices declined 40% in the fourth quarter of 2018 before partially recovering in 2019. In 2020, the COVID-19 pandemic caused a sudden and precipitous drop in global oil demand and oil prices collapsed even entering negative territory at one point. Since then, prices have recovered above their pre-pandemic level with the recovery in demand and actions by OPEC member countries and other producers (principally Russia) to cut and then gradually increase production levels. In addition, energy and commodity prices have spiked upwards as result of the armed conflict involving Russia and Ukraine. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices are likely. For more information on the impact of the recent armed conflict in Ukraine, see “Item 3.D. "Key Information – Risk Factors – Risks Relating to Our Business and Industry – The Russia-Ukraine recent armed conflict may adversely affect our operations”.

The 2014 collapse in oil prices, led oil and gas operators to substantially reduce their exploration and production investments. This, in turn, resulted in a severe contraction in demand and pressure on pricing for steel pipes used in oil and gas drilling and associated operations. During 2017, however, oil and gas operators in North America, who were very successful in reducing production costs and increasing drilling efficiencies in their shale plays, increased investments in response to more favorable market conditions, and U.S. operators continued to do so in 2018. However, from 2019, operators have reduced investment in the shales as they reacted to financial market pressures in order to achieve positive cash flow returns. With the collapse of oil prices in March 2020 and continuing pressure from financial markets to generate positive free cash flows7, oil and gas operators around the world made further substantial reductions in their exploration and production investments, to a level around 40% of the average of the 2012-14 period. Although investments have been increasing again, global spending on exploration and production remains well below pre-pandemic levels.

Since the development of the prolific Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades and relative to other major gas-consuming regions and global LNG prices. For several years, production increases, primarily from productive shale gas deposits, have exceeded regional demand increases, reducing the need for imports, to the extent that, in 2017, the United States became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. With continuing investments in LNG export facilities, the United States has become a major global LNG exporter, and, over the past year, has brought more new LNG capacity to the international market than any other producer.

7	Free cash flow is a non-IFRS alternative performance measure—please see Exhibit 7.2 for more information on this measure.
69

LNG prices mainly reflect supply and demand conditions in Asia, the major LNG-consuming region, although demand has been increasing in regions like Europe, which imports LNG to supplement its traditional pipeline imports from Russia and other neighboring gas-producing regions, and South America, which imports LNG in its winter season and to supplement hydroelectric energy when rainfall is low. Prices show seasonal fluctuations, increasing in the North Asian winter period and declining in the summer months in accordance with demand patterns. As new capacity, particularly from Australia and the United States, entered the market, prices declined in 2019. With the pandemic, prices reached record lows below $3 per million BTU. In 2021, however, spot LNG prices reached record highs far exceeding the oil price equivalent for its calorific value, as the combination of cold Asian and European winters, restrained supply to Europe from Russia, South American drought conditions and supply outages led to a spike in spot prices which exceeded $35 per million BTU at the end of 2021, which dissipated in January 2022, but has since been affected by Russia-Ukraine armed conflict. US natural gas prices also increased during 2021 but only as high as $6 per million BTU although, at $4 per million BTU, they remain above their pre-pandemic levels.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a recovery which ended at the end of 2018. Drilling activity declined throughout 2019 in response to a fall in oil prices at the end of 2018 and financial market pressures to produce positive cash flow returns. This decline turned into a collapse with the onset of the COVID-19 pandemic in 2020. Since then, there has been a steady recovery through 2021 but activity remains below the pre-pandemic level. Despite lower prices, production levels today are higher than before the 2014 collapse in oil prices but rig counts are much lower, reflecting the strong productivity gains made by the U.S. oil and gas drilling industry. In the rest of the world, drilling activity began to decline in the second half of 2014, continued to decline during 2015, 2016 and 2017 before a gradual recovery in the second half of 2018 and 2019. During 2021, drilling activity in Latin America recovered and a more gradual recovery in the rest of the world began.

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas costs and increasing production, led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. Nevertheless, cost-competitive offshore developments, like those in Brazil and Guyana, continue to be sanctioned and developed.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy will limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend will accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions, or other regulations aimed at reducing the use of fossil fuels, are implemented around the world. In response to the European Green Deal and the more recent UN Climate Change Conference (“COP26”) held in Glasgow in 2021, there has been a substantial increase in the number of commitments to reduce carbon emissions from governments and public companies, including those operating in the oil and gas industry, and increased calls on governments and financial entities to introduce regulations and policies to accelerate the energy transition away from fossil fuels to cleaner sources of energy. Major oil and gas companies have been adapting their strategies to address the energy transition and some are even setting out commitments to significantly reduce production as early as 2030. For more information on climate change regulations, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry - Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.”

On the other hand, we expect that the energy transition will create new markets for the use of our products and services including in the transportation and storage of hydrogen and for carbon capture and sequestration systems. We constantly monitor the evolution of the strategies of our main customers and their scenarios for future energy demand, considering the global objectives for addressing climate change through the reduction of carbon emissions and national objectives to achieve carbon-neutrality. We also assess the market outlook for our products with reference to the different scenarios for oil and gas demand published by our customers, international agencies such as the IEA and expert energy market consultancies such as Rystad Energy, with particular reference to scenarios that are consistent with the goals of the Paris Agreement and those focused on technological change and the rate of adoption of new technologies. These assessments are used as fundamental input for evaluating our business strategy and how to address the risks and opportunities arising from climate change.

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

Rig count

	2021	2020	2019
International (*)	755	825	1,098
Canada	132	89	134
United States	478	433	943
Worldwide	1,365	1,347	2,175

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2021	2020
International (*)	(9%)	(25%)
Canada	48%	(33%)
United States	10%	(54%)
Worldwide	1%	(38%)

(*)	International rig count excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

E.              Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differs in certain significant aspects from U.S. GAAP.

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; contingencies; allowance for trade receivables; defined benefit obligations; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions. For more information see “II. Accounting Policies” to our consolidated financial statements included in this annual report.

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. Board of directors’ meetings can be validly held by means of teleconference call, video conference or any other means genuinely allowing for the participation, interaction and intercommunication of the attending directors. Written decisions, signed by all the directors, are proper and valid as though they had been taken at a meeting of the board of directors duly convened and held. In 2021, the Company’s board of directors met ten times and adopted one unanimous written resolution. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

The Company’s articles of association provide that the board of directors of the Company may within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out its decisions and to provide day-to-day management (except for approval of material transactions with related parties, which may not be delegated and shall be approved by the board of directors prior opinion of the audit committee), (b) confer to one or more persons, whether or not members of the board of directors the powers deemed to be appropriate for the general technical, administrative and commercial management of the Company, (c) constitute an audit committee formed by directors, determining its function and authority, and (d) constitute any other committee, whose members may or may not be members of the board of directors and determine their functions and authority. On May 3, 2021, the board of directors appointed the Company’s chief executive officer as administrateur délégué and delegated to him the power to manage the Company’s affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters.

On May 3, 2021, the Company’s annual general shareholders’ meeting re-appointed Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime José Serra Puche, Mr. Yves Speeckaert, Ms. Mónica Tiuba and Mr. Guillermo Vogel, as members of its board of directors, each board member to serve until the next annual shareholders’ meeting that will be convened to decide on the Company’s 2021 annual accounts. The board of directors subsequently reappointed Paolo Rocca as chairman and chief executive officer and Guillermo Vogel and Germán Curá as vice-chairmen of the Company.

The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Board Member	Age at December 31, 2021

Mr. Simon Ayat	Director	Director of Tenaris	2	67
Mr. Roberto Bonatti (1)	Director	Director of San Faustin	19	72
Mr. Carlos Condorelli	Director	Director of Tenaris and Ternium	15	70
Mr. Germán Curá	Director	Director and Vice Chairman of the Board of Tenaris	4	59
Mr. Roberto Monti	Director	Director of YPF S.A.	17	82
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	19	73
Mr. Paolo Rocca (1)	Director	Chairman and Chief Executive Officer of Tenaris	20	69
Mr. Jaime José Serra Puche	Director	Chairman of S.A.I. Derecho & Economía	19	70
Mr. Yves Speeckaert	Director	Director of Tenaris	5	61
Ms. Mónica Tiuba	Director	Director of Tenaris and Chairperson of Tenaris Audit Committee	4	43
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Board of Tenaris	19	71

(1)	Paolo Rocca and Gianfelice Mario Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Mario Rocca’s first cousin.

Simon Ayat. Mr. Ayat is a member of the Company’s board of directors. He served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020 and as senior strategic advisor to the chief executive officer of Schlumberger’s until January 2022. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors of Liberty Oilfield Services, a leading provider of hydraulic fracturing and wireline services to E&P companies in North America, and Eurasia Drilling Company, the largest provider of drilling services in Russia. He is a French and Lebanese citizen.

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

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of Vice Chairman of the Board. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and currently serves as a member of the board of directors of the American Iron and Steel Institute (“AISI”) and of Freyr S.A. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and an MBA graduated from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

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

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium, president of the Humanitas Group and president of the board of directors of Tenova S.p.A. Moreover, in Italy, he is member of the board of Bocconi University and of the advisory board of Politecnico di Milano. At international level, he is member of the Harvard Business School Advisory Board and member of the European Round Table of Industrialists (“ERT”). Mr. Rocca is an Italian citizen.

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

Mónica Tiuba. Ms. Tiuba is a member of Tenaris’s board of directors and chairperson of the audit committee. She is a Brazilian qualified lawyer and accountant with 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and of its Forest and Climate Change Fund and she is also a member of Freyr Battery’s board of directors and chairperson of the audit and risk committee. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of vice chairman of the board. He is the chairman of G Collado SAB de C.V. and Exportaciones IM Promoción S.A. de C.V., and served during three different periods as president of Cámara Nacional de la Industria del Hierro y el Acero (“CANACERO”), the Steel Chamber in Mexico, where he is currently a member of the Executive Commission. He also served as vice chairman of the board of the American Iron and Steel Institute (“AISI”). Mr. Vogel is also a member of the board of directors of each of Techint, S.A. de C.V., Alfa S.A.B. de C.V., Banco Santander (Mexico) S.A., the Universidad Panamericana – IPADE, Corporación Mexicana de Inversiones de Capital S.A., Innovare R&D S.A. de C.V and Club de Industriales, A.C. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music and chairman of the US-Mexico CEO Dialogue. Mr. Vogel is a Mexican citizen.

Board members Ayat, Monti, Serra Puche, Speeckaert and Tiuba qualify as independent directors under the Exchange Act Rule 10A-3(b)(1) and the Company’s articles of association.

Directors’ Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under the Luxembourg law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”), directors may be liable to the Company in accordance with general law for the execution of their mandate and for any misconduct in the management of the Company’s affairs. Directors are jointly and severally liable towards either the Company or any third parties from damages resulting from the violation of the Luxembourg Company Law or the Company’s articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.

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

The shareholders’ meeting held on May 3, 2021, re-appointed PwC Luxembourg as the Company’s independent approved statutory auditor for the fiscal year ended December 31, 2021. At the next annual general shareholders’ meeting scheduled to be held on May 3, 2022, it will be proposed that PwC Luxembourg be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2022.

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2021

Mr. Paolo Rocca	Chairman and Chief Executive Officer	69
Ms. Alicia Móndolo	Chief Financial Officer	63
Mr. Antonio Caprera	Chief Industrial Officer	61
Mr. Gabriel Casanova	Chief Supply Chain Officer	63
Mr. Alejandro Lammertyn	Chief Digital and Information Officer	56
Ms. Paola Mazzoleni (1)	Chief Human Resources Officer	45
Mr. Marcelo Ramos	Chief Technology Officer	58
Mr. Vicente Manjarrez	President, Andean	43
Mr. Luca Zanotti	President, United States	54
Mr. Sergio de la Maza	President, Mexico	65
Mr. Ricardo Prosperi	President, Canada	59
Mr. Renato Catallini	President, Brazil	55
Mr. Javier Martínez Alvarez	President, Southern Cone	55
Mr. Gabriel Podskubka	President, Eastern Hemisphere	48
Mr. Michele Della Briotta	President, Europe	49

(1)	As of January 1, 2022, Paola Mazzoleni was replaced by Luis Scartascini as Chief Human Resources Officer

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

Alejandro Lammertyn. Mr. Lammertyn currently serves as our Chief Digital and Information Officer, a position he assumed in 2020. Mr. Lammertyn began his career with Tenaris in 1990. Previously, he served as assistant to the chief executive officer for marketing, organization and mill allocation, supply chain director, commercial director, Eastern Hemisphere area manager and strategic planning director. Mr. Lammertyn is an Argentine citizen.

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

Luis Scartascini. Mr. Scartascini currently serves as our Chief Human Resources Officer, a position he assumed on January 1, 2022. After receiving a degree in industrial engineering, he started his career in Siderca in 1997 and then moved to Houston in 2003 to be part of the company’s commercial office in the United States. In 2005 he moved back to Argentina to serve as the director of the Global Trainee program before heading to Dubai in 2010 to lead the Middle Eastern Business Unit and later support the acquisition of Saudi Steel Pipes. He returned to the United States in 2018 as commercial vice president and played a leading role in the commercial integration of IPSCO. Mr. Scartascini is an Argentine and Italian citizen.

B.              Compensation

The compensation payable to the members of the Company’s board of directors for the performance of their services to the Company is determined at the annual ordinary general shareholders’ meeting. The general meeting of shareholders held on May 3, 2021, approved the compensation paid to directors for the performance of their duties during the fiscal year 2021 and resolved that (i) each director receive a fixed compensation for an amount of $115,000; (ii) each director who is also a member of the Company’s audit committee receives an additional fee of $55,000; and (iii) the chairperson of the Company’s audit committee receives an additional fee of $10,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year 2021 and no long-term incentive or pension plan is available to directors.

The compensation paid to the Company’s managing director or chief executive officer is determined by the board of directors. The cash compensation paid or payable to the chief executive officer for the performance of his duties during the year 2021 amounts to $8.5 million, of which $3 million corresponds to fixed compensation and $5.5 million corresponds to variable compensation. No long-term incentive or pension plan is awarded to the chief executive officer.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year 2021 amounted to $37.7 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, directors and senior managers received for the year 2021, 382 thousand units for a total amount of $3.9 million in connection with the employee retention and long-term incentive program described in note II.P.3 “Accounting Policies - Employee benefits - Other long term benefits” to our audited consolidated financial statements included in this annual report.

The Luxembourg Law of August 1, 2019 (amending the Luxembourg Law of May 24, 2011) (the “Shareholders’ Rights Law”) on the exercise of certain rights of shareholders in general meetings of listed companies, which transposes EU Directive 2017/828 of the European Parliament and of the Council of May 17, 2017 (amending Directive 2007/36/EC) regarding the encouragement of long-term shareholder engagement in listed companies within the Member States of the European Union, requires EU listed companies to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer and annual Compensation Reports describing the annual compensation paid to directors and the chief executive officer for the performance of their duties.

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

In addition, on March 30, 2022, the Company’s board of directors approved the 2021 Compensation Report, which is available on the Company’s website and will be submitted to the non-binding vote of the shareholders at the next general meeting of shareholders scheduled to be held on May 3, 2022.

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

The audit committee of the Company’s board of directors currently consists of three members: Mr. Roberto Monti, Mr. Jaime José Serra Puche and Ms. Mónica Tiuba, who were appointed to the audit committee by the Company’s board of directors on May 3, 2021. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the Exchange Act Rule 10A-3(b)(1), and under the Company’s articles of association. The board of directors of the Company has determined that Ms. Tiuba qualifies as “audit committee financial expert” under applicable SEC rules and has competence in accounting or auditing matters, as required by applicable Luxembourg law. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions.

The audit committee operates under a charter amended and restated by the board of directors on October 8, 2021. The audit committee assists the board of directors in its oversight responsibilities relating to (i) the integrity of the Company’s financial statements; (ii) the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting; and (iii) the independence and performance of the Company’s external auditors. The audit committee also performs other duties entrusted to it by the Company’s board of directors or required to be performed by it under applicable laws and regulations.

In addition, the audit committee is required to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and all its shareholders and are consistent with market conditions or are otherwise fair to the Company and its subsidiaries. The Company has adopted a Related Party Transactions Policy and Procedure setting forth the revised, updated and consolidated guidelines and processes through which the Company identifies, approves and manages related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee charter relating to transactions with related parties, Luxembourg rules relating to the approval and disclosure of material related party transactions, and Section 314.00 of the NYSE Listed Company Manual.

Under the Company’s articles of association, as supplemented by the Related Party Transactions Policy and Procedure, a “related party” is any of the following persons: (i) any affiliate of the Company; (ii) any entity in which a controlling person owns a substantial interest or over which a controlling person can exercise significant influence; (iii) any unconsolidated entity in which the Company has significant influence; (iv) any entity or individual having significant influence over the Company, or a close family member of any such individual; (v) any individual or entity that is the beneficial owner of five percent (5%) or more of the shares of the Company, including through the ownership of any securities representing shares of the Company; (vi) any director or executive officer of any of the controlling persons, the Company or any of the subsidiaries, or a close family member of any such director or executive officer; (vii) any entity in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iv), (v) or (vi) above or over which such a person is able to exercise significant influence; or (viii) any entity that has a member of key management in common with the Company or any of its subsidiaries (provided that key management personnel includes persons having authority and responsibility for planning, directing and controlling the activities of an entity, including directors and executive officers and close family members of any such individuals).

With respect to the materiality threshold for review and approval of related party transactions, the Company’s articles of association, as supplemented by the audit committee’s charter and the Related Party Transactions Policy and Procedure, provide that the following related party transactions, which are qualified as Level 1 related party transactions, are subject to review by the audit committee, which shall make a recommendation to the board of directors as to either reject or approve the proposed related party transaction:

  any transaction between the Company or its subsidiaries with related parties (i) with an individual value equal to or greater than $10 million, or its equivalent in other currencies, or (ii) with an individual value lower than $10 million, or its equivalent in other currencies, when the aggregate sum reflected in the financial statements of the four fiscal quarters preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made; and
  any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company or any of its subsidiaries for the benefit of, or involving, a related party.

In addition, any related party transaction that does not qualify as a “Level 1” related party transaction, but which has an individual value equal to or higher than such value threshold as management may from time to time determine as material to the Company for disclosure purposes under Item 7.B of this annual report, qualifies as a “Level 2” related party transaction and must be reviewed by the audit committee for purposes of making a determination as to whether any conflicts of interest exist and whether the proposed related party transaction is consistent with the interests of the Company and all shareholders, in order to either reject or approve the proposed transaction. Any related party transaction that is less than such value qualifies as a “Level 3” related party transaction and is reviewed by the Company’s related-party transaction unit, the area within the Company responsible for centralizing and compiling the information relating to all related party transactions and performing the review, assessment and other procedures contemplated in the Related Party Transactions Policy and Procedure.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary promptly provide all information necessary for the audit committee to assess the material transactions with related parties that it is required to review. In no event may any proposed related party transaction be entered into or otherwise be given effect unless it has been reviewed and approved in accordance with the Related Party Policy and Procedure. Any executed transaction that has not been duly reviewed and approved must be promptly submitted for review in accordance with applicable procedures and, if determined appropriate, must be ratified; if the transaction is not ratified, it must be modified to make it acceptable for ratification or it must otherwise be immediately discontinued or rescinded.

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

More recently, the CRC has focused its attention on preventive measures and mitigating actions in response to the COVID-19 outbreak and the global economic crisis and potential cyberattacks. In addition, the CRC has also worked on climate change related risks. For more information on climate change, its impact on the Company and the Company’s response, see Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy could reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation” and “ Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business and Industry – The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past and may in the future adversely affect our operations and financial results;” and Item 5. “Operating and Financial Review and Prospects – Overview – Climate Change”.

D.              Employees

The following table shows the number of persons employed by Tenaris as of December 31:

	2021	2020	2019

Mexico	5,474	4,501	5,370
Argentina	5,169	4,376	5,405
USA	2,684	1,596	2,255
Italy	2,011	2,039	2,144
Brazil	1,817	1,360	1,360
Romania	1,725	1,552	1,815
Colombia	1,009	746	1,040
Canada	758	561	772
Indonesia	506	521	616
Japan	379	399	400
Other countries	1,244	1,377	2,023
	22,776	19,028	23,200

Approximately two-thirds of our employees are unionized. In all the countries we have presence, we operate in full respect of the institutional rules and local regulations. We forge our relations with the unions based on the premise of an open dialogue and a rich interchange of proposals.

Tenaris is committed to leading with care, providing a flexible and agile working environment that encourages health, safety and wellbeing; accountability, inclusion and trust, allowing employees to develop their skills and careers while contributing to our goals.

In terms of human resources our goals are:

•	to foster trust and empower employees to manage and promote change and innovation, providing them with the training and technological resources to succeed;
•	to embed sustainability values through transparent and effective processes, helping employees shape their professional careers;
•	to encourage continuous learning and feedback through concrete tools; and
•	to respect and promote diversity and inclusion in all its forms, focused on gender, age, culture and background.

The disruption and uncertainty brought by the COVID pandemic, which continues to affect countries around the world as new variants of the virus emerge, has reset work trends. As we begin to move out of pandemic mode to a more flexible set-up, we are focusing on restructuring relationships with the workplace and with each other as part of our “New Way of Working”, incorporating plans to make our offices new and attractive places to interact and feel part of the organization, reshaping our own talent management, engagement and planning strategies. Our “New Way of Working” strategy recognizes the need for a new work-life paradigm in the context of the many possibilities offered by hybrid work and learning, with increasing demand for new critical competencies. Flexibility at all levels benefits the quality of people’s lives and work when focus is placed on achieving objectives and productivity rather than hours spent in the workplace. It brings a greater sense of accountability, as we trust people’s professional responsibility and commitment.

The ramp-up in activity, particularly at our U.S. operations, in response to the recovery in demand, has led to a substantial increase in employees during the year, with shop-floor employees increasing by 4,000 from October 2020 until the end of 2021. We reinforced health, safety and environment training to ensure all employees received training to minimize incidents and accidents while keeping quality and productivity levels high on the production lines. Annual training hours for shop-floor employees with less than one year of seniority came to an average of 56 per person, three times higher than for those with over one year of seniority.

The Company’s Code of Conduct prohibits unlawful discrimination in employment relationships, granting all people the right to apply for a position in Tenaris, or to be considered for a new position based on merit, without arbitrary discrimination. The Company’s Human Resources Policy champions equal opportunities by ensuring that hiring, promotion, transfer, notice periods, dialogue, rights and protection, as well as other employment decisions are taken without regard for race, color, religious belief, gender, age, disability, national origin or sexual orientation. Compensation and remuneration are based on each person’s duties, personal performance, competence and behavior. Tenaris pursues a policy of inclusive corporate culture and leadership, recognizing the range of benefits brought by embracing diversity in all its aspects, from gender to nationality and age. Specifically, we are making headway in our drive to improve the gender balance, in the knowledge that tackling the male-dominated traditions prevalent in the steel industry will contribute positively to our performance culture.

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

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are made on similar terms and conditions as sales made by Ternium to unrelated third parties. These transactions include:

  Purchases of round steel bars made under a long-term agreement, for use in our seamless steel pipe operations in Mexico, which amounted to $157 million in 2021 and $51 million in 2019.
  Purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $32 million in 2021, $13 million in 2020 and $20 million in 2019.
  Purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $9 million in 2021, $2 million in 2020 and $4 million in 2019.

In the ordinary course of business, we purchase flat steel products from Usiminas for use in our welded steel pipe operations. These purchases, which are made on similar terms and conditions as sales made by Usiminas to unrelated third parties, amounted to $27 million in 2021, $20 million in 2020 and $59 million in 2019.

Sales of Raw Materials

In the ordinary course of business, we sell raw materials and other production inputs to Ternium or its subsidiaries. These sales are made on similar terms and conditions as sales to other unrelated third parties. These transactions include:

  Sales of ferrous scrap, and other raw materials, which amounted to $36 million in 2021, $15 million in 2020 and $17 million in 2019.
  Sales of steam and operational services from our Argentine electric power generating facility in San Nicolás. These sales amounted to $1 million in 2019. On January 29, 2019, the electric power generation facility was shut down.

Purchase Agency Services and Sales of Materials

Exiros B.V. (“Exiros”), in which we have 50% share ownership and Ternium owns the remaining 50%, provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ total sales to companies controlled by San Faustin or under the significant influence of totaled $76 million in 2021, $9 million in 2020 and $16 million in 2019.

Supply of Electric Energy

Techgen, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Techgen sells to third parties on behalf of Tenaris the unused electricity that Tenaris purchased from Techgen.

Techgen net sales of electricity to Tenaris amounted to $70 million in 2021, $48 million in 2020 and $40 million in 2019.

Supply of Natural Gas

We are party to contracts with Tecpetrol, TGN and Litoral Gas relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN, a company in which San Faustin has joint control since October 2019, operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina, Litoral Gas is a company that holds the regional license for gas and distribution in the Province of Santa Fe and in the northeastern section of the Province of Buenos Aires. San Faustin holds significant but non-controlling interests in Litoral Gas and also held significant but non-controlling interests in TGN until October 2019.

Tecpetrol supplies Siderca with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $32 million in 2021, $12 million in 2020 and $49 million in 2019.

TGN charges Siderca a price to transport its natural gas supplies that is equivalent on a comparable basis to prices paid by other industrial users. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $2 million in 2021, $3 million in 2020 and $4 million in 2019.

Litoral Gas’s sales to Tenaris totaled $1 million in 2019.

Provision of Engineering and Labor Services

Tenaris contracts with certain companies controlled by San Faustin specialized in supplying engineering services and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $7 million in 2021, $13 million in 2020 and $47 million in 2019.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled or under the significant influence of San Faustin amounted to $77 million in 2021, $22 million in 2020 and $66 million in 2019.

Sales of Fracking and Coiled Tubing Services

In 2021, we started to provide fracking and coiled tubing services to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations. Our sales of these services to other companies controlled or under the significant influence of San Faustin amounted to $45 million in 2021.

Rental services to Tecpetrol related to the supply of coiled tubing services amounted to $3 million in 2021.

Sales of Other Products and Services

We provide information technology services to companies controlled by San Faustin. Sales of these services amounted to $2 million per year in 2021, 2020 and 2019.

Administrative Services, Legal and Other Support Services

Finma S.A. (“Finma”), a company controlled by San Faustin in which Tenaris has a 33% interest and other affiliates of San Faustin own the remaining shares, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including Tenaris. During 2021 Techinst S.A., a company controlled by San Faustin, merged with Finma, with Finma continuing to render the services previously provided by Techinst S.A. Fees accrued for these services amounted to $10 million in 2021, $7 million in 2020 and $9 million in 2019.

Loans to Related Parties

Tenaris financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding principal amount of loans to Techgen as of December 31, 2021, 2020 and 2019 amounted to $58 million. These loans generated interest gains in favor of Tenaris in an amount of $3 million in 2021 and 2020 and $4 million in 2019.

Other Transactions

We entered into various contracts with Tenova (and subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $1 million in 2021 and $2 million in 2019.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

C.              Interest of Experts and Counsel

Not applicable.
Item 8.               Financial Information

A.              Consolidated Statements and Other Financial Information

See Item 18 and pages F-1 through F-80 for our audited consolidated financial statements.

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

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

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

Material Legal Proceedings

Below is a summary description of Tenaris’s material legal proceedings for the year ended December 31, 2021. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

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

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

  With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

  With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL82 million (approximately $14.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL70.3 million (approximately $12.6 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to “Petrobras” and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. FCPA.

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

The Audit Committee of the Company's board of directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the public prosecutors’ office of Milan, Italy, completed a preliminary investigation into the alleged payments and included the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin, in the investigation. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy has advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. The Company has also been advised that the defendants are scheduled to present their arguments before the court on April 19, 2022, that the court may issue its decision on April 26, 2022, and that the grounds for any such decision may not be immediately available. Any decision by the first-instance court may be appealed by either party before a higher court.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

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

Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL57.5 million (approximately $10.3 million). At this stage, the Company cannot predict the outcome of this claim.

U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objections to the magistrate’s ruling with the principal judge in the case. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision. TCT believes that it has meritorious defenses to this claim. Trial was expected to take place in May 2022 but is likely to be postponed. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014 mainly referred to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. As of December 31, 2021, the claim amounted to approximately EUR26.5 million (approximately $30 million), comprising EUR20.7 million (approximately $23.5 million) in principal and EUR5.8 million (approximately $6.5 million) in interest and penalties.

On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of December 31, 2021, these additional claims amount to approximately EUR10.3 million (approximately $11.7 million), comprising EUR8 million (approximately $9 million) in principal and EUR2.3 million (approximately $2.7 million) in interest and penalties.

The aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR36.8 million (approximately $41.7 million) comprising EUR28.7 million (approximately $32.5 million) in principal and EUR8.1 million (approximately $9.2 million) in interest and penalties.

On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to May 9, 2022. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to product liability claims, which may result in damages for an aggregate amount estimated at approximately $15.5 million, mainly related to a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the DOC announced the initiation of antidumping duty investigations of OCTG from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the ITC made a preliminary determination of injury, allowing the investigations to proceed. The investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition, the DOC initiation and the preliminary determination of injury are unjustified and is vigorously challenging any claim that its imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

Dividend Policy

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. For a description of the shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, please refer to Item 10. B. “Additional Information – Memorandum and Articles of Association – Dividends”.

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend		Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 3, 2017	484	0.41	0.82	November 2016	May 2017
May 2, 2018	484	0.41	0.82	November 2017	May 2018
May 6, 2019	484	0.41	0.82	November 2018	May 2019
June 2, 2020	153	0.13	0.26	November 2019	N/A
May 3, 2021	248	0.21	0.42	November 2020	May 2021

On February 16, 2022, the Company’s board of directors proposed, for the approval of the annual general shareholders’ meeting scheduled to be held on May 3, 2022, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2021. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 25, 2022, with an ex-dividend date of May 23, 2022.

B.              Significant Changes

The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the European Union and the United Kingdom have imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by banning airlines from its airspace and has ordered economic counter measures, including restrictions on residents transferring foreign currency abroad.

Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. For example, prior to the conflict, Russia was producing between 10-12% of the world’s oil, supplying as much as 40% of the EU’s natural gas, while Russia and Ukraine combined were accounting for around 50% of internationally traded pig iron, around 30% of internationally traded semi-finished steel products, and a large proportion of internationally traded ferroalloys used in steelmaking.

As a result of the armed conflict and related sanctions, oil and gas prices have spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. For example, oil prices rose to approximately $130 per barrel and European gas prices rose above $60 per million BTU in the immediate aftermath of the invasion, but have since fallen back to around $120/bbl and $30 per million BTU. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and even shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, DRI, HBI, ferroalloys, steel bars, coils and plates) are likely if there is a severe disruption in energy supplies to Europe or in foreign trade transactions in steel making raw materials involving Russian and Ukrainian counterparties.

Our purchases of raw materials from Russia and Ukraine, used in our production process, mainly ferroalloys for our global operations and pig iron for our European operations, amounted to approximately $34 million in 2021. We are seeking supplies from alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia and may be forced to pay higher prices to secure the raw materials we require for our steelmaking operations.

Our sales to Russian customers represented approximately 0.2% of our global sales in 2021. We have suspended sales to our Russian customers and purchases from Russian suppliers that would breach applicable sanctions. In addition, we have a representative office in Moscow, which currently employs 10 people. Tenaris is exploring alternatives with respect to potential relocation or closure of such office.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, we are currently assessing the amount to be written off from our investment in the joint venture in Russia, which as of December 31, 2021 amounted to $16.8 million.

Discontinuity of industrial equipment manufacturing in Brazil

On March 21, 2022, the Company announced its decision to reorganize the activities at its Confab Equipamentos industrial facility in Moreira César, Pindamonhangaba, São Paulo, Brazil. The Company’s Brazilian subsidiaries will discontinue the manufacturing of industrial equipment and will focus their activities entirely on the production of welded products, sucker rods, coatings and accessories. The Company estimates that this decision will not have a material effect on its financial condition and results of operations.

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

As of February 28, 2022, a total of 1,180,536,830 shares were registered in the Company’s shareholder register. As of February 28, 2022, a total of 130,656,936 shares were registered in the name of the Depositary for the Company’s ADS program.

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

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On February 16, 2022 the board of directors announced the proposals to be submitted to the consideration of the Annual General Shareholders’ meeting, including its proposal on dividends.

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

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. For further information see Item 3.D. “Key Information – Risk Factors – Risks Relating to the Structure of the Company – The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations or tax changes”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2021, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

The next Company’s annual general shareholders’ meeting, that will consider, among other matters our Consolidated Financial Statements and Annual Accounts included in this annual report, will take place in the Company’s registered office in Luxembourg, on Tuesday, May 3, 2022, at 3:30 p.m. Central European Time.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See Item 3.D. “Key Information – Risk Factors – Risks Relating to shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. ADS holders may not attend or directly exercise voting rights in shareholder’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting. Holders of ADSs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank.

The notice to the annual general shareholders meeting to be held on May 3, 2022, and the Shareholder Meeting Brochure and Proxy Statement for the meeting, describing the procedures for voting at the meeting applicable to holders of ADSs will be made available on the Company’s website at https://ir.tenaris.com/investor-relations in accordance with applicable rules and regulations, and will be timely filed by the Company in a report of foreign issuer on Form 6-K.

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

Distribution of Assets on Winding-Up

In the event of the Company’s liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses will be paid out to the holders of the shares in proportion to their respective holdings.

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

The Argentine peso was subject to a devaluation of approximately 22% against the U.S. dollar during 2021. The Argentine authorities have implemented several measures to reduce volatility in the exchange rate between the ARS and the USD and have implemented formal and informal restrictions on capital inflows into Argentina and capital outflows from Argentina. Certain foreign exchange restrictions are currently in place. As a result, Tenaris’s Argentine subsidiaries are currently required to repatriate to Argentina all proceeds for exports of goods (including U.S. dollars received through advance payments and pre-financing facilities) and services and convert such proceeds into Argentine pesos at the applicable exchange rate as of the repatriation date. Access to the Argentine foreign exchange market, either to purchase foreign currency or to transfer foreign currency abroad (including to make import payments, to repay foreign financial indebtedness, to pay services or dividends abroad, and for foreign currency-savings by individuals and/or any other purchase or transfer of foreign exchange) is subject to certain conditions, including extended payment terms from foreign suppliers. With limited exceptions, prior approval from the Argentine central bank, which is rarely granted, is required to purchase foreign currency to pay dividends to foreign shareholders and to make other payments to affiliates or third parties abroad. Throughout 2021, the Argentine central bank has continued to impose foreign exchange restrictions aimed at limiting the purchase of foreign currency and the Argentine Securities Commission imposed further restrictions to the sale of bonds by Argentine companies against foreign currency.

As of December 31, 2021, the total net equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity.

For additional information regarding factors affecting the Argentine economy, see Item 3.D. “Key Information – Risk Factors – Risks Relating to our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. For additional information on current foreign exchange restrictions in Argentina, see note 28 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report.

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2021). Within the six-month period, progressive income tax rates apply (ranging from 0 to 42%8 in 2021).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains, realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 24.94% for the fiscal year ending 2021. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001 as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

[8] A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).
96

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

Where a holder of shares or ADSs is a resident of Luxembourg for tax purposes at the time of the holder’s death, the shares or ADSs are included in its taxable estate for inheritance tax or estate tax purposes.

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

  a dealer in securities;
  a bank;
  a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
  a tax-exempt organization;
  a person who invests through a pass-through entity, including a partnership;
  a life insurance company;
  a former citizen or long-term resident of the United States;
  a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock (including ADSs);
  a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction for U.S. federal income tax purposes;
  a person that purchases or sells shares or ADSs as part of a wash sale for U.S. federal income tax purposes; or
  a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

  an individual citizen or resident of the United States;
  a domestic corporation (or an entity treated as a domestic corporation);
  an estate whose income is subject to U.S. federal income tax regardless of its source; or
  a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

F.              Dividends and Paying Agents

Not applicable.

G.              Statement by Experts

Not applicable.

H.              Documents on Display

The Company is subject to the reporting requirements of the Exchange Act, as applied to foreign private issuers. Accordingly, the Company is required to file annual and special reports and other information with the SEC; however, foreign private issuers are not required to deliver proxy statements or to file quarterly reports. We prepare quarterly and annual consolidated financial statements in accordance with IFRS. The Company’s annual consolidated financial statements are audited by an independent accounting firm. The Company submits quarterly financial information with the SEC on Form 6-K simultaneously with or promptly following the publication of such information in Luxembourg and any other jurisdiction in which the Company’s securities are listed. In addition, the Company files annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the close of the Company’s fiscal year on December 31. Reports and other information filed electronically with the SEC are available at the SEC’s Internet website at http://www.sec.gov. In addition, such reports and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://ir.tenaris.com/investor-relations.

For the year ended December 31, 2021, Deutsche Bank Trust Company Americas acted as depositary under the ADSs deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:
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

Any record holder of ADSs may read the reports, notices, and other communications including any proxy solicitation material at the Depositary’s office located at One Columbus Circle, New York, New York 10019.

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2021 and 2020 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2021	Expected maturity date
	2022	2023	2024	2025	2026	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	8	4	-	-	-	12
Variable rate	-	100	-	-	-	-	100

Current Debt
Fixed rate	175	-	-	-	-	-	175
Variable rate	44	-	-	-	-	-	44
	219	107	4	-	-	-	331

At December 31, 2020	Expected maturity date
	2021	2022	2023	2024	2025	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	29	8	4	-	-	41
Variable rate	-	75	200	-	-	-	275

Current Debt
Fixed rate	197	-	-	-	-	-	197
Variable rate	107	-	-	-	-	-	107
	303	104	208	4	-	-	619

(1)	As most borrowings are based on short-term fixed rates, or variable rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 2.09% at December 31, 2021 and to 2.51% at December 31, 2020.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2021, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 78% of total financial debt.

For further information about our financial debt, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2021, we had variable interest rate debt of $144 million and fixed rate debt of $187 million ($175 million of the fixed rate debt is short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs corresponds to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $46 million in 2021, compared to $44 million in 2020.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2021.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(95)
Euro	U.S. dollar	12
Saudi Arabian Riyal	U.S. dollar	(78)

The main relevant exposures as of December 31, 2021 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, U.S. dollar denominated intercompany liabilities at certain subsidiaries for which functional currency is the Euro, and Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $13 thousand at December 31, 2021 and an asset of $8.2 million at December 31, 2020. For further detail on our foreign currency derivative contracts, please see note 25 “Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

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

We designate for hedge accounting certain derivatives and non-derivative financial liabilities to hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.

At December 31, 2021, the effective portion of designated cash flow hedges, included in other reserves in shareholders’ equity amounted to a credit of $1.3 million.

Concentration of credit risk

There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2021 and in 2020.

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

Item 12.              Description of Securities Other Than Equity Securities

A.              Debt securities

Not applicable.

B.              Warrants and Rights

Not applicable.

C.              Other securities

Not applicable.

D.              American Depositary Shares

According to the Company's deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

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

Fees Payable by the Depositary to the Company

Under its agreement with the Depositary, the Company is entitled to receive certain fees from the Depositary, based on the Depositary’s revenues resulting from issuance and cancellation fees charged to ADR holders, net of custody and safe keeping costs. In addition, the Depositary has waived the cost of providing administrative and reporting services, and access charges in connection with the Company’s ADR Program.

Fees paid in 2021

In 2021, the Company received from the Depositary fees for an amount of $1,110,548, corresponding to the period March 1, 2020 through February 28, 2021.

Fees payable during 2022

During 2022, the Company expects to collect fees from the Depositary for an amount of $1,162,434, corresponding to the period March 1, 2021 through March 12, 2022.

PART II

Item 13.              Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.              Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021.

Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 15, 2022, management reported to the audit committee that it had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2021, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, it concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2021 has been audited by PwC Luxembourg, as stated in their report included herein. See “Attestation Report of Registered Public Accounting Firm”.

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a -15(f) and 15d -15(f) under the Exchange Act) during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.               Code of Ethics

The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. In addition, the Company has adopted a code of ethics for senior financial officers, which is intended to supplement the Company’s code of conduct, and applies specifically to the principal executive officer, the principal financial officer, the principal accounting officer or controller, as well as persons performing similar functions.

Our code of conduct and our code of ethics for senior financial officers are posted on our website at:

https://www.tenaris.com/en/sustainability/governance-and-ethics/

Item 16C.              Principal Accountant Fees and Services

Fees paid to the Company’s Principal Accountant

In 2021 and 2020, PwC Luxembourg served as the principal external auditor for the Company. Fees accrued to PwC Luxembourg and other PwC member firms for the years ended December 31, 2021 and December 31, 2020 are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2021	2020

Audit Fees	3,804	3,781
Audit-Related Fees	220	134
Tax Fees	-	102
All Other Fees	5	-
Total	4,029	4,017

Audit Fees

Audit fees are paid for professional services rendered by the external auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required in connection with the Company’s filings with the SEC or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically referred to services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company, or the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in annual reports filed with the applicable regulators.

Tax Fees

Fees paid for tax compliance and tax advice professional services.

All Other Fees

Fees paid for the support in the development of training courses to Tenaris employees.

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

During 2021 and 2020, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2021, there were no purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any “affiliated purchaser” (as such term is defined in Rule 10b-18(a)(3) under the Exchange Act).

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
  The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s Securities in the stock exchange through which the Company’s Securities are acquired, during the five trading days in which transactions in the Securities were recorded in such stock exchange preceding (but excluding) the day on which the Company’s Securities are acquired. For over-the-counter or off-market transactions, the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the NYSE during the five trading days in which transactions in ADSs were recorded in the NYSE preceding (but excluding) the day on which the ADSs are acquired; and, in the case of acquisition of Securities, other than in the form of ADSs, such maximum and minimum per security purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase. Compliance with maximum and minimum purchase price requirements in any and all acquisitions made pursuant to this authorization (including, without limitation, acquisitions carried out through the use of derivative financial instruments or option strategies) shall be determined on and as of the date on which the relevant transaction is entered into, irrespective of the date on which the transaction is to be settled.
107

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

Item 16F.              Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.              Corporate Governance

The Company’s corporate governance practices are governed by Luxembourg Law (including, among others, the Luxembourg Company Law, the Luxembourg Law of January 11, 2008 on transparency requirements for issuers, as amended (which transposes EU Directive 2004/109 of the European Parliament and of the Council of December 15, 2004), the Shareholders’ Rights Law and the Audit Reform Law) and by the Company’s articles of association. As a Luxembourg company listed on the NYSE, the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), and the Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company’s securities trade.

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for foreign controlled companies by the NYSE. The Company’s corporate governance practices may differ in non-material ways from certain other standards required by the NYSE that are not detailed here.

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

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with non-management directors as a group. While the Company does not have such a method, it has set up a compliance line for investors and other interested parties to communicate their concerns directly to the members of our audit committee, all of whom are non-management, independent directors.

Audit committee composition

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company's shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the Company’s articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The Company’s audit committee, which currently consists of three members, complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors for purposes of the Exchange Act Rule 10A-3(b)(1). For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees– Board Practices – Audit Committee”.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Luxembourg law provisions on audit committee membership require only that at least one member of the audit committee have competence in accounting or auditing matters. The board of directors of the Company has determined that Ms. Tiuba, the committee’s chairperson, qualifies as “audit committee financial expert” under applicable SEC rules and has competence in accounting or auditing matters, as required by applicable Luxembourg law. In addition, the membership of the audit committee as a whole has sufficient relevant knowledge of the business and financial experience to properly discharge its functions. The audit committee has the authority, from time to time and as it deems necessary, to engage persons that meet all of the attributes of a financial expert as consultants. See Item 16.A. “Audit Committee Financial Expert”.

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under the NYSE rules differs in some non-material respects from the definition contained in the Company’s articles of association. For more information on the Company’s independent directors and the definition of “independent” under the Company’s articles of association see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management – Board of Directors” and Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Audit committee responsibilities

Pursuant to the Company’s articles of association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of its consolidated financial statements, the effectiveness of its systems of internal control, risk management and internal audit over financial reporting and the independence and performance of the external auditors. The audit committee is required to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties and also perform the other duties entrusted to it by the board. The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies.

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard and in accordance with applicable Luxembourg law, including the Audit Reform Law; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to procedures for the receipt and treatment of complaints (although the Company has established such procedures), funding for payment of administrative expenses and compensation to advisors (although the audit committee has the authority to engage outside advisors), setting hiring policies for employees or former employees of external auditors, and an annual performance evaluation of the audit committee. For more information on the Company’s audit committee see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

Standards for approval of related-party transactions

The Company is subject to Luxembourg laws governing approval and disclosure of material related party transactions, including the Shareholders’ Rights Law; and the Company’s articles of association and the Audit Committee charter require the Audit Committee to review material transactions with related parties to determine whether their terms are consistent with the interests of the Company and its shareholders and with market conditions. In addition, recently amended NYSE standard on related-party transactions requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see Item 6.C. “Directors, Senior Management and Employees – Board Practices – Audit Committee”.

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

The Shareholders’ Rights Law requires the Company to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer. Such Compensation Policy must be submitted to the non-binding vote of the shareholders. In addition, the Shareholders’ Rights Law provides that the Company must prepare an annual report describing the compensation paid to directors and the chief executive officer for the performance of their duties and submit such report to the shareholders for approval. The Compensation Policy and Compensation Report must be available on the Company’s website. For more information on the Compensation Policy and the 2021 Compensation Report see Item 6.B. “Directors, Senior Management and Employees – Compensation”.

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

Item 18.              Financial Statements

For the Report of Independent Registered Public Accounting Firm (PCAOB ID 1328) see pages F-1 through F-4 of this annual report.

For the Financial Statements see pages F-5 through F-80 of this annual report.

Item 19.               Exhibits

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 2, 2020

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Ternium S.A.’s consolidated financial statements as of December 31, 2021

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).
113

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2020 and 2019

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of

Tenaris S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Tenaris S.A. and its subsidiaries (the “Company”) as of 31 December 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment assessment of long-lived assets - Siderca S.A.I.C. and Tubos de Acero de México S.A. businesses

As described in Notes II.H, 5, 10 and 11 to the consolidated financial statements, at 31 December 2021, the Company’s property, plant and equipment balance was 5,825 million USD, the goodwill balance was 1,085 million USD and the information system projects balance was 51 million USD, out of which a significant portion relates to the Siderca S.A.I.C. and Tubos de Acero de México S.A. businesses (respectively “Siderca” and “Tamsa”). Assets that are subject to amortisation or depreciation are reviewed for impairment by management whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. The recoverable value of these assets was based on value-in-use. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate. Management judgment is required to estimate discounted future cash flows. The main key assumptions used by management in estimating the value in use of the Siderca and Tamsa businesses are discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

The principal considerations for our determination that performing procedures relating to the impairment assessment of long-lived assets of the Siderca and Tamsa businesses is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to discount rate, growth rate, oil and gas prices, average number of active oil and gas drilling rigs and raw material costs; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

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

PricewaterhouseCoopers, Société coopérative	Luxembourg, 31 March 2022
Represented by

/s/ Gilles Vanderweyen

Gilles Vanderweyen

We have served as the Company’s auditor since 2011.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2021	2020	2019
Continuing operations
Net sales	1	6,521,207	5,146,734	7,294,055
Cost of sales	2	(4,611,602)	(4,087,317)	(5,107,495)
Gross profit		1,909,605	1,059,417	2,186,560
Selling, general and administrative expenses	3	(1,206,569)	(1,119,227)	(1,365,974)
Impairment charge	5	(57,075)	(622,402)	-
Other operating income	6	68,245	33,393	23,004
Other operating expenses	6	(6,697)	(14,252)	(11,199)
Operating income (loss)		707,509	(663,071)	832,391
Finance income	7	38,048	18,387	47,997
Finance cost	7	(23,677)	(27,014)	(43,381)
Other financial results	7	8,295	(56,368)	14,667
Income (loss) before equity in earnings of non-consolidated companies and income tax		730,175	(728,066)	851,674
Equity in earnings of non-consolidated companies	13	512,591	108,799	82,036
Income (loss) before income tax		1,242,766	(619,267)	933,710
Income tax	8	(189,448)	(23,150)	(202,452)
Income (loss) for the year		1,053,318	(642,417)	731,258

Attributable to:
Owners of the parent		1,100,191	(634,418)	742,686
Non-controlling interests		(46,873)	(7,999)	(11,428)
		1,053,318	(642,417)	731,258
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.93	(0.54)	0.63
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		1.86	(1.07)	1.26

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019
Income (loss) for the year	1,053,318	(642,417)	731,258
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(81,953)	31,172	(27,294)
Change in value of cash flow hedges and instruments at fair value	(1,178)	(9,832)	3,039
Income tax relating to components of other comprehensive income	(1,511)	2,376	(707)
From participation in non consolidated companies:
- Currency translation adjustment (*)	(11,085)	(31,977)	(10,781)
- Changes in the fair value of derivatives held as cash flow hedges and others	13	792	812
	(95,714)	(7,469)	(34,931)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	14,648	(4,971)	(9,272)
Income tax on items that will not be reclassified	(5,137)	770	1,545
Remeasurements of post employment benefit obligations of non-consolidated companies	3,829	634	(9,878)
	13,340	(3,567)	(17,605)
Other comprehensive (loss) for the year, net of tax	(82,374)	(11,036)	(52,536)
Total comprehensive income (loss) for the year	970,944	(653,453)	678,722
Attributable to:
Owners of the parent	1,016,434	(643,435)	690,095
Non-controlling interests	(45,490)	(10,018)	(11,373)
	970,944	(653,453)	678,722

(*) For 2019 Tenaris recognized its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment. In 2020 Ternium changed the functional currency of its Argentine subsidiary to the U.S. dollar and IAS 29 is no longer applicable.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2021		At December 31, 2020
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,824,801		6,193,181
Intangible assets, net	11	1,372,176		1,429,056
Right-of-use assets, net	12	108,738		241,953
Investments in non-consolidated companies	13	1,383,774		957,352
Other investments	19	320,254		247,082
Derivative financial instruments	25	7,080		-
Deferred tax assets	21	245,547		205,590
Receivables, net	14	205,888	9,468,258	154,303	9,428,517
Current assets
Inventories, net	15	2,672,593		1,636,673
Receivables and prepayments, net	16	96,276		77,849
Current tax assets	17	193,021		136,384
Trade receivables, net	18	1,299,072		968,148
Derivative financial instruments	25	4,235		11,449
Other investments	19	397,849		872,488
Cash and cash equivalents	19	318,127	4,981,173	584,681	4,287,672
Total assets			14,449,431		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent			11,960,578		11,262,888
Non-controlling interests			145,124		183,585
Total equity			12,105,702		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	20	111,432		315,739
Lease liabilities	12	82,694		213,848
Deferred tax liabilities	21	274,721		254,801
Other liabilities	22 (i)	231,681		245,635
Provisions	23	83,556	784,084	73,218	1,103,241
Current liabilities
Borrowings	20	219,501		303,268
Lease liabilities	12	34,591		43,495
Derivative financial instruments	25	11,328		3,217
Current tax liabilities	17	143,486		90,593
Other liabilities	22 (ii)	203,725		202,826
Provisions	24 (ii)	9,322		12,279
Customer advances		92,436		48,692
Trade payables		845,256	1,559,645	462,105	1,166,475
Total liabilities			2,343,729		2,269,716
Total equity and liabilities			14,449,431		13,716,189

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 26 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the year	-	-	-	-	-	1,100,191	1,100,191	(46,873)	1,053,318
Currency translation adjustment	-	-	-	(81,674)	-	-	(81,674)	(279)	(81,953)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	9,813	(15)	9,798	(287)	9,511
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,638)	-	(4,638)	1,949	(2,689)
From other comprehensive income of non-consolidated companies	-	-	-	(11,085)	3,842	-	(7,243)	-	(7,243)
Other comprehensive (loss) income for the year	-	-	-	(92,759)	9,017	(15)	(83,757)	1,383	(82,374)
Total comprehensive income (loss) for the year	-	-	-	(92,759)	9,017	1,100,176	1,016,434	(45,490)	970,944
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	-	-	-	10,384	10,384
Dividends paid in cash	-	-	-	-	-	(318,744)	(318,744)	(3,355)	(322,099)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.
(3)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 26 (iii) to these Consolidated Financial Statements.
(4)	Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 35 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the year	-	-	-	-	-	(634,418)	(634,418)	(7,999)	(642,417)
Currency translation adjustment	-	-	-	30,849	-	-	30,849	323	31,172
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(4,664)	428	(4,236)	35	(4,201)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(5,079)	-	(5,079)	(2,377)	(7,456)
From other comprehensive income of non-consolidated companies	-	-	-	(31,977)	1,426	-	(30,551)	-	(30,551)
Other comprehensive (loss) income for the year	-	-	-	(1,128)	(8,317)	428	(9,017)	(2,019)	(11,036)
Total comprehensive (loss) for the year	-	-	-	(1,128)	(8,317)	(633,990)	(643,435)	(10,018)	(653,453)
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	2	-	2	1,490	1,492
Dividends paid in cash	-	-	-	-	-	(82,637)	(82,637)	(5,301)	(87,938)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473

1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.
2)	Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.
3)	Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 35 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive income (loss) for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (3)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2020 and 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2)	Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.
(3)	Mainly related to Saudi Steel Pipe Company (“SSPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2021	2020	2019
Cash flows from operating activities
Income (loss) for the year		1,053,318	(642,417)	731,258
Adjustments for:
Depreciation and amortization	10, 11 & 12	594,721	678,806	539,521
Impairment charge	5	57,075	622,402	-
Income tax accruals less payments	29(ii)	35,602	(117,214)	(193,417)
Equity in earnings of non-consolidated companies	13	(512,591)	(108,799)	(82,036)
Interest accruals less payments, net	29(iii)	(11,363)	(538)	(4,381)
Changes in provisions	23 & 24(ii)	7,381	(13,175)	2,739
Result of sale of subsidiaries	6	(6,768)	-	-
Changes in working capital	29(i)	(1,045,907)	1,059,135	523,109
Currency translation adjustment and others		(52,393)	42,183	11,146
Net cash provided by operating activities		119,075	1,520,383	1,527,939

Cash flows from investing activities
Capital expenditures	10 & 11	(239,518)	(193,322)	(350,174)
Changes in advance to suppliers of property, plant and equipment		(5,075)	(1,031)	3,820
Proceeds from sale of subsidiaries, net of cash	6	24,332	-	-
Acquisition of subsidiaries, net of cash acquired	33	-	(1,025,367)	(132,845)
Investment in companies under cost method		(692)	-	(2,933)
Additions to associated companies		-	-	(19,610)
Repayment of loan by non-consolidated companies		-	-	40,470
Proceeds from disposal of property, plant and equipment and intangible assets		22,735	14,394	2,091
Dividends received from non-consolidated companies	13	75,929	278	28,974
Changes in investments in securities		390,186	(887,216)	389,815
Net cash provided by (used in) investing activities		267,897	(2,092,264)	(40,392)

Cash flows from financing activities
Dividends paid	9	(318,744)	(82,637)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(3,355)	(5,301)	(1,872)
Changes in non-controlling interests		-	2	1
Payments of lease liabilities	12	(48,473)	(48,553)	(41,530)
Proceeds from borrowings		843,668	658,156	1,332,716
Repayments of borrowings		(1,121,053)	(896,986)	(1,159,053)
Net cash used in financing activities		(647,957)	(375,319)	(353,758)

(Decrease) increase in cash and cash equivalents		(260,985)	(947,200)	1,133,789
Movement in cash and cash equivalents
At the beginning of the year		584,583	1,554,275	426,717
Effect of exchange rate changes		(5,531)	(22,492)	(6,231)
(Decrease) increase in cash and cash equivalents		(260,985)	(947,200)	1,133,789
At December 31,		318,067	584,583	1,554,275

		At December 31,
Cash and cash equivalents		2021	2020	2019
Cash and bank deposits		318,127	584,681	1,554,299
Bank overdrafts	20	(60)	(98)	(24)
		318,067	584,583	1,554,275

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Income tax
G	Right-of-use assets and lease liabilities	9	Dividends distribution
H	Impairment of non-financial assets	10	Property, plant and equipment, net
I	Other investments	11	Intangible assets, net
J	Inventories	12	Right-of-use assets, net and lease liabilities
K	Trade and other receivables	13	Investments in non-consolidated companies
L	Cash and cash equivalents	14	Receivables - non current
M	Equity	15	Inventories, net
N	Borrowings	16	Receivables and prepayments, net
O	Current and deferred income tax	17	Current tax assets and liabilities
P	Employee benefits	18	Trade receivables, net
Q	Provisions	19	Cash and cash equivalents and other investments
R	Trade and other payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and other selling expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
III	FINANCIAL RISK MANAGEMENT	26	Contingencies, commitments and restrictions on the distribution of profits
		27	Cancellation of title deed in Saudi Steel Pipe Company
A	Financial risk factors	28	Foreign exchange control measures in Argentina
B	Category of financial instruments and classification within the fair value hierarchy	29	Cash flow disclosures
C	Fair value estimation	30	Related party transactions
D	Accounting for derivative financial instruments and hedging activities	31	Fees paid to the Company's principal accountant
		32	Principal subsidiaries
		33	Business combinations
		34	Nationalization of Venezuelan subsidiaries
		35	Other relevant information
		36	The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition
		37	Subsequent events
		38	Update as of March 30, 2022

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 16, 2022.

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

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: impairment of goodwill and long-lived assets (note II.H); income taxes (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); defined benefit obligations (note II.P); business combinations (notes II.B, IV.33); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H); fair value estimation of certain financial instruments (notes III.B, IV.34) and property title ownership restriction (note IV.27). During the period there were no material changes in the significant accounting estimates.

The Company is carefully assessing the potential impact of climate change and the energy transition on its business in terms of the risks to its markets and its physical assets and is adapting its business strategy accordingly. These events did not impact materially management judgements and estimates used in the preparation of these Consolidated Financial Statements.

Management has reviewed the Company’s exposure to the effects of the COVID-19 pandemic and its impact over its business, financial position and performance, conducting impairment tests and monitoring the recoverability of long lived assets and deferred taxes, financial risk management, in particular credit and liquidity risks and the adequacy of its provisions for contingent liabilities. For more information see note 36 to these Consolidated Financial Statements.

(1)                 Accounting pronouncements applicable as from January 1, 2021 and relevant for Tenaris

Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Leases

On August 27, 2020, the IASB published Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) of the Interest Rate Benchmark Reform. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

A              Basis of presentation (Cont.)

(1)                 Accounting pronouncements applicable as from January 1, 2021 and relevant for Tenaris (Cont.)

Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Leases (Cont.)

The amendments are effective for annual periods beginning on or after January 1, 2021, and are to be applied retrospectively, with early adoption permitted. The adoption of these amendments did not have a material impact on the Company’s Consolidated Financial Statements.

Other accounting pronouncements that became effective during 2021 have no material effect on the Company’s financial condition or results of operations.

Certain newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

a)       Ternium

At December 31, 2021, Tenaris held 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

  Both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”);
  Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
  Under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l, a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.àr.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

b)       Usiminas

At December 31, 2021, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 36.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 5.19% of its shares with voting rights and 3.07% of its total share capital.

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

At December 31, 2021, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group, comprising Confab and certain Ternium entities; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B              Group accounting (Cont.)

(2)              Non-consolidated companies (Cont.)

b)       Usiminas (Cont.)

The corporate governance rules reflected in the Usiminas shareholders agreement include, among others, an alternation mechanism for the nomination of each of the Chief Executive Officer (“CEO”) and the Chairman of the Board of Directors of Usiminas, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure (exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group), which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

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

c)       Techgen

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

d)       Global Pipe Company

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

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2021, 2020 and 2019, no impairment provisions were recorded in any of the aforementioned investments. See note 13 to these Consolidated Financial Statements.

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

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, oilfield services, energy and raw materials that exceed internal requirements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

C              Segment information (Cont.)

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
  The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost, mainly on a FIFO basis;
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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

D              Foreign currency translation (Cont.)

(3)              Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale following IAS 21.

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

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (revised), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses for 2020 of $45 million and did not materially affect depreciation expenses for 2021 and 2019.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, resulted in additional amortization expenses for 2020 for $11.1 million and did not materially affect amortization expenses for 2021 and 2019.

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

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2021, 2020 and 2019, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2021, 2020 and 2019.

(4)              Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2021, 2020 and 2019 totaled $45.3 million, $41.8 million and $61.1 million, respectively.

Capitalized costs were not material for the years 2021, 2020 and 2019.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

F              Intangible assets (Cont.)

(5)               Customer relationships (Cont.)

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC and 3 years for IPSCO.

As of December 31, 2021 the net book value of IPSCO’s customer relationship amounts to $25.7 million with a residual useful life of 1 year, SSPC’s customer relationship amounts to $54.7 million, with a residual useful life of 6 years, while Maverick’s and Hydril’s customer relationships are fully amortized.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not affect amortization expenses for 2021, 2020 and 2019.

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

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Payments associated with short-term leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test, or are tested more frequently if events or circumstances indicate that the carrying amount value may be impaired. In some circumstances where there have not been significant changes to CGU assets and liabilities as well as external and internal events which could materially alter the recoverable amount of the CGU, the impairment test is not repeated annually.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

H              Impairment of non-financial assets (Cont.)

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count.

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

Value in use is calculated by discounting the estimated cash flows over a five year period (or higher if the period can be justified) based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2% taking into account among others, mainly the historical inflation rate.

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

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date. For more information on impairment charges see note 5 to these Consolidated Financial Statements.

I               Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets at fair value through other comprehensive income (“FVOCI”). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets at fair value through profit or loss (“FVPL”) because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

(2)                 Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2021, 2020 and 2019 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

M              Equity (Cont.)

(3)                 Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See note 26 (iii) to these Consolidated Financial Statements.

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

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

   An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2021 the outstanding liability for this plan amounts to $37.7 million.

   Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2021 the outstanding liability for this plan amounts to $13.5 million.

   Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2021 the outstanding liability for these plans amounts to $10.6 million.

   Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2021 the plan was overfunded and the net assets related to this plan amounted to $4.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

P              Employee benefits (Cont.)

(3)           Other long term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on: (i) the amount of dividend payments made by Tenaris to its shareholders and (ii) the number of units held by each beneficiary to the Program. Until 2017 units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018 units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2021 and 2020, the outstanding liability corresponding to the Program amounts to $84.2 million and $82.4 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2021 and 2020, is $99.6 million and $108.7 million, respectively.

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

This note should be read in conjunction with note 26 to these Consolidated Financial Statements.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and mainly include:

Pipe Management Services: This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services: Comprises field technical support and running assistance.

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

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the Company recognized the revenue on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

S              Revenue recognition (Cont.)

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

V              Financial instruments (Cont.)

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

Equity instruments are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

A. Financial Risk Factors

(i)               Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.03 as of December 31, 2021 and 0.05 as of December 31, 2020. The Company does not have to comply with regulatory capital adequacy requirements.

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

Tenaris’s exposure to currency fluctuations is reviewed on a periodic and consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See note 25 to these Consolidated Financial Statements.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2021 and 2020.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2021	2020
Argentine Peso / U.S. dollar	(95,073)	(39,561)
Euro / U.S. dollar	12,462	(291,362)
Saudi Arabian Riyal / U.S. dollar	(77,853)	(125,789)

The main relevant exposures correspond to:

   Argentine Peso / U.S. dollar

As of December 31, 2021 and 2020 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1 million and $0.4 million as of December 31, 2021 and 2020 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

A. Financial Risk Factors (Cont.)

(ii)              Foreign exchange risk (Cont.)

   Euro / U.S. dollar

As of December 31, 2021, consisting primarily of U.S. dollar-denominated intercompany liabilities at certain subsidiaries whose functional currency is the Euro, and 2020, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $0.1 million and $2.9 million as of December 31, 2021 and 2020, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

   Saudi Arabian Riyal / U. S. dollar

As of December 31, 2021 and 2020 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2021 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $3.1 million (including a loss / gain of $0.5 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.2 million. For balances held as of December 31, 2020, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.1 million (including a loss / gain of $1 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $2.3 million.

(iii)              Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2021		2020
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	187,036	57%	237,320	38%
Variable rate	143,897	43%	381,687	62%
Total	330,933		619,007

(*)	Out of the $187 million fixed rate borrowings, $175.2 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $5.2 million in 2021 and $7.1 million in 2020.

(iv)              Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2021, 2020 and 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

As of December 31, 2021 and 2020 trade receivables amounted to $1,299.1 million and $968.1 million respectively. Trade receivables have guarantees under credit insurance of $175.8 million and $134.9 million, letter of credit and other bank guarantees of $17.8 million and $47.8 million, and other guarantees of $2.2 million and $8.8 million as of December 31, 2021 and 2020 respectively.

As of December 31, 2021 and 2020, overdue trade receivables amounted to $209.6 million and $195.9 million, respectively. As of December 31, 2021 and 2020, overdue guaranteed trade receivables amounted to $10.6 million and $20.7 million; and the allowance for doubtful accounts amounted to $47.1 million and $53.7 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)               Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 77% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2021, in comparison with approximately 88% as of December 31, 2020.

(vi)              Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2021, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 7% and 12% of total assets at the end of 2021 and 2020, respectively.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) other investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2021 Tenaris holds $6 million in direct exposure to financial instruments issued by European sovereign counterparties, while it had no exposure to such instruments at the end of 2020.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2021 and 2020, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 87% and 95% of total liquid financial assets.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2021 and 2020.

(all amounts in thousands of U.S. dollars)

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2021		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	-	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	-	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742	-	-	-	-	-
Certificates of deposits	94,414	94,414	-	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-	-
Other notes	115,266	115,266	-	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	-	158,107	-	-
Non - U.S. government securities	10,660	-	10,660	-	10,660	-	-
Corporates securities	147,447	-	147,447	-	147,447	-	-
Derivative financial instruments	11,315	-	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	312,619	7,635	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	-	312,619	-	-
Other investments	7,635	-	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-	-
Total		1,836,464	519,385	124,647	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-	-
Finance Lease Liabilities C and NC	117,285	117,285	-	-	-	-	-
Derivative financial instruments	11,328	-	-	11,328	-	11,328	-
Total		1,293,474	-	11,328	-	11,328	-
(*)	Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.
F-32

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

(all amounts in thousands of U.S. dollars)

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2020		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	-	98,183	98,183	-	-
Other investments	872,488	763,697	108,791	-	108,791	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	-	-	-	-	-
U.S. Sovereign Bills	97,982	97,982	-	-	-	-	-
Non - U.S. Sovereign Bills	14,586	14,586	-	-	-	-	-
Certificates of deposits	222,132	222,132	-	-	-	-	-
Commercial papers	268,737	268,737	-	-	-	-	-
Other notes	160,260	160,260	-	-	-	-	-
Bonds and other fixed income	108,791	-	108,791	-	108,791	-	-
Non - U.S. government securities	20,219	-	20,219	-	20,219	-	-
Corporates securities	88,572	-	88,572	-	88,572	-	-
Derivative financial instruments	11,449	-	-	11,449	-	11,449	-
Other Investments Non-current	247,082	-	239,422	7,660	239,422	-	7,660
Bonds and other fixed income	239,422	-	239,422	-	239,422	-	-
Other investments	7,660	-	-	7,660	-	-	7,660
Trade receivables	968,148	968,148	-	-	-	-	-
Receivables C and NC (*)	232,152	90,330	48,659	-	-	-	48,659
Other receivables	138,989	90,330	48,659	-	-	-	48,659
Other receivables (non-financial)	93,163	-	-	-	-	-	-
Total		2,308,673	396,872	117,292	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	-	-	-	-	-
Trade payables	462,105	462,105	-	-	-	-	-
Finance Lease Liabilities C and NC	257,343	257,343	-	-	-	-	-
Derivative financial instruments	3,217	-	-	3,217	-	3,217	-
Total		1,338,455	-	3,217	-	3,217	-

(*)	Includes balances related to interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.
F-33

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See note 34 to these Consolidated Financial Statements.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020

At the beginning of the year	56,319	55,581
Addition / (decrease)	219	(3,604)
Increase due to business combinations	-	3,915
Currency translation adjustment and others	(244)	427
At the end of the year	56,294	56,319

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

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.6% and 100.0% of its carrying amount (including interests accrued) in 2021 and 2020 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

Tenaris designates certain derivatives and non-derivative financial liabilities as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Similarly the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The lease liability will be recognized on the balance sheet at each period end at the exchange rate as of the end of each month. The full fair value of a hedging derivative and the leasing liability is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2021 and 2020, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $1.3 million credit and $4.8 million debit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 25 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2021	Tubes	Other	Total
IFRS - Net Sales	5,994	528	6,521
Management view - operating income	178	65	243
Difference in cost of sales	443	30	473
Differences in depreciation and amortization	-	(1)	(1)
Differences in other operating income (expenses), net	(8)	1	(8)
IFRS - operating income	613	95	708
Financial income (expense), net			23
Income before equity in earnings of non-consolidated companies and income tax			731
Equity in earnings of non-consolidated companies			513
Income before income tax			1,243
Capital expenditures	226	14	240
Depreciation and amortization	575	20	595

Year ended December 31, 2020	Tubes	Other	Total
IFRS - Net Sales	4,844	303	5,147
Management view - operating (loss)	(277)	(50)	(327)
Difference in cost of sales	(138)	4	(134)
Differences in depreciation and amortization	1	(1)	-
Differences in selling, general and administrative expenses	(2)	-	(2)
Differences in other operating income (expenses), net	(200)	-	(200)
IFRS - operating (loss)	(616)	(47)	(663)
Financial income (expense), net			(65)
(Loss) before equity in earnings of non-consolidated companies and income tax			(728)
Equity in earnings of non-consolidated companies			109
(Loss) before income tax			(619)
Capital expenditures	189	4	193
Depreciation and amortization	661	18	679

Year ended December 31, 2019	Tubes	Other	Total
IFRS - Net Sales	6,870	424	7,294
Management view - operating income	857	73	930
Difference in cost of sales	(105)	3	(102)
Differences in depreciation and amortization	(1)	-	(1)
Differences in selling, general and administrative expenses	(1)	1	-
Differences in other operating income (expenses), net	6	-	6
IFRS - operating income	756	77	833
Financial income (expense), net			19
Income before equity in earnings of non-consolidated companies and income tax			852
Equity in earnings of non-consolidated companies			82
Income before income tax			934
Capital expenditures	338	12	350
Depreciation and amortization	523	17	540

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

1           Segment information (Cont.)

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $45.6 million, $16.9 million and $36.2 million in 2021, 2020 and 2019, respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences.

The main difference in Other operating income (expenses), net for the twelve-month period ended in December 31, 2020, is attributable to the impairment of the goodwill, which residual value in the management view differed from IFRS.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total
Year ended December 31, 2021
Net sales	3,360,345	1,311,279	742,463	857,120	250,000	-	6,521,207
Total assets	7,992,946	2,399,448	1,727,573	581,204	364,486	1,383,774	14,449,431
Trade receivables	652,483	234,800	180,515	146,125	85,149	-	1,299,072
Property, plant and equipment, net	3,805,912	984,413	742,461	221,859	70,156	-	5,824,801
Capital expenditures	106,118	63,723	43,344	6,689	19,644	-	239,518
Depreciation and amortization	307,116	125,781	89,667	41,528	30,629	-	594,721

Year ended December 31, 2020
Net sales	2,179,949	776,235	642,793	1,227,532	320,225	-	5,146,734
Total assets	8,071,574	1,868,458	1,461,738	804,559	552,508	957,352	13,716,189
Trade receivables	411,692	115,972	139,427	210,194	90,863	-	968,148
Property, plant and equipment, net	3,971,101	1,050,619	823,057	242,939	105,465	-	6,193,181
Capital expenditures	71,531	63,111	39,691	10,452	8,537	-	193,322
Depreciation and amortization	408,546	106,827	84,518	44,259	34,656	-	678,806

Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521

(*)	For 2021, 2020 and 2019 includes Investments in non-consolidated companies. See note 13 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

1           Segment information (Cont.)

Geographical information (Cont.)

The principal countries from which the Company derives its revenues are USA (35%), Argentina, Mexico, Canada, Brazil, Italy and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represents approximately 23%, 24% and 21% in 2021, 2020 and 2019 respectively.

Tubes segment revenues by market:

Revenues Tubes (in millions of U.S. dollars)	2021	2020	2019
Oil and Gas	4,944	4,073	5,757
Hydrocarbon Processing and Power Generation	444	371	534
Industrial and Other	606	400	579
Total	5,994	4,844	6,870

At December 31, 2021, 2020 and 2019, the Company recognized contract liabilities related to customer advances in the amount of $92.4 million, $48.7 million and $82.7 million, respectively. These amounts related to years 2020 and 2019 were reclassified to revenues during the subsequent year. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Inventories at the beginning of the year	1,636,673	2,265,880	2,524,341
Increase in inventory due to business combinations	-	199,589	52,966
Decrease in inventory due to sale of subsidiaries	(10,662)	-	-
Plus: Charges of the year
Raw materials, energy, consumables and other	3,841,551	1,545,688	2,709,629
Services and fees	208,472	154,976	222,415
Labor cost (*)	824,071	757,359	870,261
Depreciation of property, plant and equipment	448,843	503,725	428,791
Amortization of intangible assets	7,645	8,121	5,948
Depreciation of right-of-use assets	35,910	40,127	28,727
Maintenance expenses	129,350	107,764	284,758
Allowance for obsolescence	23,296	35,809	29,138
Taxes	40,887	45,162	100,738
Other	98,159	59,790	115,663
	5,647,522	3,458,110	4,849,034
Less: Inventories at the end of the year	(2,672,593)	(1,636,673)	(2,265,880)
	4,611,602	4,087,317	5,107,495

(*)	For the year ended December 2021, 2020 and 2019, labor cost includes approximately $12.8 million, $81.3 million and $17.2 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

3           Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Services and fees	115,303	115,883	153,773
Labor cost (*)	426,414	444,436	481,854
Depreciation of property, plant and equipment	22,924	26,814	18,524
Amortization of intangible assets	63,874	82,355	41,967
Depreciation of right-of-use assets	15,525	17,664	15,564
Commissions, freight and other selling expenses	415,895	310,815	441,442
Provisions for contingencies	24,998	11,957	28,565
Allowances for doubtful accounts	(4,297)	4,644	(16,256)
Taxes	78,800	63,234	110,876
Other	47,133	41,425	89,665
	1,206,569	1,119,227	1,365,974

(*)	For the year ended December 2021, 2020 and 2019, labor cost includes approximately $15.8 million, $61.2 million and $7.4 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4           Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Wages, salaries and social security costs	1,170,562	1,036,211	1,274,474
Severance indemnities	28,625	142,458	24,637
Defined contribution plans	12,608	12,442	12,663
Pension benefits - defined benefit plans	13,353	11,097	18,207
Employee retention and long-term incentive program	25,337	(413)	22,134
	1,250,485	1,201,795	1,352,115

The following table shows the geographical distribution of the employees:

Country	2021	2020	2019
Mexico	5,474	4,501	5,370
Argentina	5,169	4,376	5,405
USA	2,684	1,596	2,255
Italy	2,011	2,039	2,144
Brazil	1,817	1,360	1,360
Romania	1,725	1,552	1,815
Colombia	1,009	746	1,040
Canada	758	561	772
Indonesia	506	521	616
Japan	379	399	400
Other	1,244	1,377	2,023
	22,776	19,028	23,200

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

5           Impairment charge

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

The Company conducts regular assessments of the carrying values of its assets. The recoverable value was based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

For purposes of assessing key assumptions, to estimate discounted future cash flows, the Company uses external sources of information and management judgment based on past experience and expectations. Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (“WACC”), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined. In 2021, the main discount rates used were in a range between 10.9% and 18.8%.

- Growth rate: considers mainly the inflation impact on prices and costs, the long-term evolution of the oil and gas industry, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2021, a nominal growth rate of 2% was considered.

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

In December, 2021, as a result of the expected termination of our NKKTubes joint venture, which represented an impairment indicator for its assets, an impairment test was conducted, resulting in a charge of $57 million that totally reduced the carrying amounts of property, plant and equipment and intangible assets. The total amount was allocated to the Tubes segment. Remaining carrying amounts after the recognition of impairment charges amounted to $53 million mainly related to working capital.

For the year 2020 a charge of approximately $622 million, impacting the carrying value of goodwill of the CGUs OCTG-USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of property, plant and equipment of the CGU Rods-USA for $36 million was recorded. Out of the total amount, $582 million were allocated to the Tubes segment.

No impairment charges were recorded for the year 2019.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

6            Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Other operating income
Net income from other sales	10,694	9,891	8,651
Net rents	5,314	5,501	5,089
Tax recovery in Brazilian subsidiaries (*)	35,568	8,164	-
Other (**)	16,290	9,837	8,025
Recovery on allowance for doubtful receivables	379	-	1,239
	68,245	33,393	23,004

Other operating expenses
Contributions to welfare projects and non-profit organizations	6,697	12,989	11,199
Allowance for doubtful receivables	-	1,263	-
	6,697	14,252	11,199

(*)	On May 13, 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of approximately $53 million tax credit in Brazilian subsidiaries, out of which $36 million were recognized in other operating income and $17 million in financial results (impacting in Finance Income and Finance Cost). In addition the tax charge related to this gain amounted to $12 million.
(**)	On November 1, 2021 the Company transferred 100% of the shares of Geneva Structural Tubes LLC (“Geneva”) to MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan for an aggregate price of $24.3 million. The gain of this transaction ascended to approximately $6.8 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

7            Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019

Interest Income	38,048	21,625	48,061
Net result on changes in FV of financial assets at FVPL	-	-	(64)
Impairment result on financial assets at FVTOCI	-	(3,238)	-
Finance income (*)	38,048	18,387	47,997
Finance cost	(23,677)	(27,014)	(43,381)
Net foreign exchange transactions results (**)	17,287	(74,422)	27,868
Foreign exchange derivatives contracts results (***)	(7,966)	19,644	(11,616)
Other	(1,026)	(1,590)	(1,585)
Other financial results	8,295	(56,368)	14,667
Net financial results	22,666	(64,995)	19,283

(*)	Finance Income:

In 2021, 2020 and 2019 includes $3.3 million, $6.5 million and $7.6 million of interest related to instruments carried at FVPL, respectively.

In 2021 also includes $18 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6 to these Consolidated Financial Statements.

(**)	Net foreign exchange transactions results:

In 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated trade, financial, social, and fiscal payables at subsidiaries with functional currency U.S. dollar.
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

(***)	Foreign exchange derivatives contracts results:

In 2021 includes mainly losses on derivatives covering net liabilities in Euro and Japanese yen, partially offset by gains on derivatives covering net receivables in Brazilian real.
In 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real and Canadian dollar and net payables in Euro.
In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and Euro and net receivables in Canadian dollar.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019

Current tax	(215,467)	(121,048)	(299,692)
Deferred tax	26,019	97,898	97,240
Tax charge	(189,448)	(23,150)	(202,452)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020	2019
Income (loss) before income tax	1,242,766	(619,267)	933,710
Less impairment charges (non-deductible)	57,075	622,402	-
Income before income tax without impairment charges	1,299,841	3,135	933,710

Tax calculated at the tax rate in each country	(209,765)	21,052	(186,752)
Effect of currency translation on tax base	(76,043)	(72,936)	(53,296)
Changes in the tax rates	(29,881)	(958)	13
Utilization of previously unrecognized tax losses	966	98	547
Tax revaluation, withholding tax and others	125,275	29,594	37,036
Tax charges	(189,448)	(23,150)	(202,452)

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

Changes in the tax rates includes mainly the effect of the increase in the corporate income tax rate in Argentina from 25% to 35% for fiscal years starting January 1, 2021.

Tax revaluation, withholding tax and others, includes a net tax income of $113 million, $61 million and $66 million for 2021, 2020 and 2019 respectively related to the tax revaluation regimes in Argentina and Mexico. It also includes a charge of $23 million, $10 million and $34 million for 2021, 2020 and 2019 respectively related to withholding taxes for intra-group international operations.

9            Dividends distribution

On November 3, 2021, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 24, 2021, with an ex-dividend date of November 22, 2021.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS) for an aggregate amount of approximately $248 million. The amount approved included the interim dividend previously paid on November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021.

For the year 2019, the Company paid dividends for an aggregate amount of approximately $153 million, which corresponded to the interim dividend in the amount of $0.13 per share ($0.26 per ADS) paid in November 2019. On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends –beyond the interim dividend- be distributed in respect of fiscal year 2019.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

10           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005
Currency translation adjustment	(5,084)	(138,839)	(5,042)	(365)	(569)	(149,899)
Additions	8	15,238	1,171	192,470	4,830	213,717
Transfers / Reclassifications	2,448	148,037	17,688	(146,752)	-	21,421
Decrease due to sale of subsidiaries (*)	(200)	(4,310)	(62)	-	-	(4,572)
Disposals / Consumptions	(6,652)	(35,130)	(7,582)	(150)	(6,632)	(56,146)
Values at the end of the year	830,104	13,064,541	420,930	147,429	59,522	14,522,526

Depreciation and impairment
Accumulated at the beginning of the year	132,458	7,830,120	342,246	-	-	8,304,824
Currency translation adjustment	(1,292)	(97,236)	(4,621)	-	-	(103,149)
Depreciation charge	9,736	440,316	21,715	-	-	471,767
Impairment charge (See note 5)	-	51,470	780	-	4,421	56,671
Decrease due to sale of subsidiaries (*)	-	(567)	(53)	-	-	(620)
Disposals / Consumptions	(961)	(24,379)	(6,428)	-	-	(31,768)
Accumulated at the end of the year	139,941	8,199,724	353,639	-	4,421	8,697,725
At December 31, 2021	690,163	4,864,817	67,291	147,429	55,101	5,824,801

(*)	Related to Geneva sale. See note 6 to these Consolidated Financial Statements.
F-44

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

10           Property, plant and equipment, net (Cont.)

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586
Currency translation adjustment	(545)	72,650	443	(2,095)	(162)	70,291
Increase due to business combinations (*)	39,622	440,366	7,195	16,255	-	503,438
Additions	1,451	1,524	620	157,315	6,845	167,755
Transfers / Reclassifications	5,881	157,473	15,586	(176,589)	-	2,351
Disposals / Consumptions	(5,964)	(61,281)	(8,811)	(968)	(5,392)	(82,416)
Values at the end of the year	839,584	13,079,545	414,757	102,226	61,893	14,498,005

Depreciation and impairment
Accumulated at the beginning of the year	121,468	7,302,135	322,966	-	-	7,746,569
Currency translation adjustment	(288)	56,560	405	-	-	56,677
Depreciation charge	11,368	492,973	26,198	-	-	530,539
Transfers / Reclassifications	(1)	349	(475)	-	-	(127)
Impairment charge (See note 5)	-	36,000	-	-	-	36,000
Disposals / Consumptions	(89)	(57,897)	(6,848)	-	-	(64,834)
Accumulated at the end of the year	132,458	7,830,120	342,246	-	-	8,304,824
At December 31, 2020	707,126	5,249,425	72,511	102,226	61,893	6,193,181

(*)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2021 and 2020 of $32 million and $33.6 million, respectively. There were no interests capitalized during 2021 and 2020.

Government grants recognized as a reduction of property, plant and equipment were immaterial for the years 2021 and 2020.

The carrying amounts of assets pledged as security for current and non-current borrowings were immaterial for the years 2021 and 2020.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

11           Intangible assets, net

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	637,352	550,500	2,469,962	2,211,151	5,868,965
Currency translation adjustment	(6,466)	(151)	(1,324)	-	(7,941)
Additions	22,830	2,971	-	-	25,801
Transfers / Reclassifications	(2,902)	(4,637)	-	-	(7,539)
Disposals	(659)	(1,156)	-	-	(1,815)
Values at the end of the year	650,155	547,527	2,468,638	2,211,151	5,877,471

Amortization and impairment
Accumulated at the beginning of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
Currency translation adjustment	(6,014)	-	-	-	(6,014)
Amortization charge	28,072	8,701	-	34,746	71,519
Impairment charge (See note 5)	404	-	-	-	404
Disposals	(514)	(9)	-	-	(523)
Accumulated at the end of the year	599,307	391,223	1,383,994	2,130,771	4,505,295
At December 31, 2021	50,848	156,304	1,084,644	80,380	1,372,176

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	604,870	463,742	2,117,837	2,140,051	5,326,500
Currency translation adjustment	1,108	220	(5,058)	-	(3,730)
Increase due to business combinations (**)	11,563	87,000	357,183	71,100	526,846
Additions	24,965	602	-	-	25,567
Transfers / Reclassifications	(1,393)	-	-	-	(1,393)
Disposals	(3,761)	(1,064)	-	-	(4,825)
Values at the end of the year	637,352	550,500	2,469,962	2,211,151	5,868,965

Amortization and impairment
Accumulated at the beginning of the year	536,337	373,772	797,592	2,057,240	3,764,941
Currency translation adjustment	890	(1)	-	-	889
Amortization charge	42,931	8,760	-	38,785	90,476
Impairment charge (See note 5)	-	-	586,402	-	586,402
Transfers / Reclassifications	931	-	-	-	931
Disposals	(3,730)	-	-	-	(3,730)
Accumulated at the end of the year	577,359	382,531	1,383,994	2,096,025	4,439,909
At December 31, 2020	59,993	167,969	1,085,968	115,126	1,429,056
(*)	Includes Proprietary Technology.
(**)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

The geographical allocation of goodwill for the year ended December 31, 2021 was $939.2 million for North America, $109.9 million for South America, $33.7 million for Middle East & Africa and $1.9 million for Europe.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

11           Intangible assets, net (Cont.)

The carrying amount of goodwill allocated by CGU, as of December 31, 2021, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa (Hydril and other)	346	19	365
Siderca (Hydril and other)	265	93	358
Hydril	309	-	309
Other	-	53	53
Total	920	165	1,085
12           Right-of-use assets, net and lease liabilities

Right of use assets evolution

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2021	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	41,932	273,358	18,615	333,905
Currency translation adjustment	(187)	(592)	(560)	(1,339)
Additions	6,010	10,127	6,189	22,326
Transfers / Reclassifications	-	(274)	277	3
Disposals (*)	(1,673)	(150,803)	(4,265)	(156,741)
At December 31, 2021	46,082	131,816	20,256	198,154

Depreciation
Accumulated at the beginning of the year	15,142	67,993	8,817	91,952
Currency translation adjustment	(37)	(177)	(260)	(474)
Depreciation charge	9,882	35,964	5,589	51,435
Transfers / Reclassifications	-	96	(93)	3
Disposals (*)	(982)	(49,149)	(3,369)	(53,500)
Accumulated at the end of the year	24,005	54,727	10,684	89,416
At December 31, 2021	22,077	77,089	9,572	108,738

(*)	Includes net disposals of $96.6 million related to NKKTubes lease agreement re-measurement due to joint venture termination.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

12           Right-of-use assets, net and lease liabilities (Cont.)

(all amounts in thousands of U.S. dollars)

Year ended December 31, 2020	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	36,137	225,389	14,194	275,720
Currency translation adjustment	(839)	746	530	437
Increase due to business combinations (*)	3,461	13,730	7,556	24,747
Additions	11,534	42,573	5,034	59,141
Transfers / Reclassifications	439	(458)	136	117
Disposals	(8,800)	(8,622)	(8,835)	(26,257)
At December 31, 2020	41,932	273,358	18,615	333,905

Depreciation
Accumulated at the beginning of the year	8,330	30,581	3,683	42,594
Currency translation adjustment	(92)	145	190	243
Depreciation charge	13,200	37,671	6,920	57,791
Transfers / Reclassifications	(2,876)	1,702	1,291	117
Disposals	(3,420)	(2,106)	(3,267)	(8,793)
Accumulated at the end of the year	15,142	67,993	8,817	91,952
At December 31, 2020	26,790	205,365	9,798	241,953

(*)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Depreciation of right-of-use assets is mainly included in Tubes segment.

Lease liability evolution

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020

Opening net book amount	257,343	230,167
Increase due to business combinations	-	26,046
Translation differences	(11,350)	7,656
Additions	22,261	58,536
Cancellations (*)	(103,329)	(17,529)
Repayments (**)	(50,998)	(51,666)
Interest accrued	3,358	4,133
At December 31,	117,285	257,343

(*)	Includes $95.8 million related to NKKTubes lease agreement re-measurement due to joint venture termination.
(**)	Includes repayments of $48.5 million in capital and $2.5 million of interest.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 29.5%, 33.6% and 36.9% of the total remaining payments, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in cost of sales and selling, general and administrative expenses) were not material for the years 2021 and 2020.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

13           Investments in non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	957,352	879,965
Translation differences	(11,085)	(31,977)
Equity in earnings of non-consolidated companies	512,591	108,799
Dividends and distributions declared (*)	(78,926)	(861)
Increase in equity reserves and others	3,842	1,426
At the end of the year	1,383,774	957,352

(*)	Related to Ternium and Usiminas. During 2021 and 2020 $75.9 million and $0.3 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2021	2020	2021	2020
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,210,206	830,028
b) Usiminas (**)	Brazil	3.07%	3.07%	103,106	65,144
c) Techgen	Mexico	22.00%	22.00%	29,397	19,536
d) Global Pipe Company	Saudi Arabia	35.00%	35.00%	21,523	23,421
Others	-	-	-	19,542	19,223
				1,383,774	957,352

(*)	Including treasury shares.
(**)	At December 31, 2021 and 2020 the voting rights were 5.19%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2021, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $43.52 per ADS, giving Tenaris’s ownership stake a market value of approximately $999.7 million. At December 31, 2021, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,210.2 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2021, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

13           Investments in non-consolidated companies (Cont.)

a) Ternium (Cont.)

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Ternium
	2021	2020
Non-current assets	8,491,363	8,289,460
Current assets	8,606,544	4,566,775
Total assets	17,097,907	12,856,235
Non-current liabilities	1,649,105	2,559,485
Current liabilities	3,213,764	1,853,597
Total liabilities	4,862,869	4,413,082
Total equity	12,235,038	8,443,153
Non-controlling interests	1,700,019	1,157,038

Revenues	16,090,744	8,735,435
Gross profit	6,195,674	1,635,512
Net income for the year attributable to owners of the parent	3,825,068	778,468
Total comprehensive income for the year, net of tax, attributable to owners of the parent	3,818,185	666,667

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2021, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL14.51 ($2.60) and BRL15.16 ($2.72), respectively, giving Tenaris’s ownership stake a market value of approximately $98.4 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $103.1 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

(all amounts in thousands of U.S. dollars)	Usiminas
	2021	2020
Non-current assets	3,491,103	3,487,317
Current assets	3,583,814	2,276,368
Total assets	7,074,917	5,763,685
Non-current liabilities	1,575,321	1,661,605
Current liabilities	1,134,663	861,912
Total liabilities	2,709,984	2,523,517
Total equity	4,364,933	3,240,168
Non-controlling interests	467,551	379,222

Revenues	6,269,569	3,132,949
Gross profit	2,101,336	624,199
Net income for the year attributable to owners of the parent	1,687,682	106,361

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

13           Investments in non-consolidated companies (Cont.)

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, and started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2021, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), held 48% and 30% respectively. As of December 31, 2021, the carrying value of Tenaris’s ownership stake in Techgen was approximately $29.4 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of December 31, 2021, Tenaris’s exposure under these agreements amounted to $45.7 million, $0.9 million and $17.4 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2021, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2021, amounted to $10.3 million.

d)       GPC

GPC is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of December 31, 2021, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.5 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of December 31, 2021, SSPC’s exposure under the guarantees amounted to $115.1 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

14           Receivables – non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Employee advances and loans	8,117	4,563
Tax credits (*)	53,210	18,046
Receivables from related parties	61,841	62,790
Legal deposits	9,041	8,600
Advances to suppliers and other advances	9,878	4,803
Receivable Venezuelan subsidiaries	48,659	48,659
Others	15,142	6,842
	205,888	154,303

(*)	Includes approximately $36 million related to PIS and COFINS (Federal Social Contributions on Gross Revenues) tax recovery on Brazilian subsidiaries.

15           Inventories, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Finished goods	1,113,011	691,922
Goods in process	707,665	417,097
Raw materials	358,552	143,558
Supplies	485,815	488,802
Goods in transit	253,324	158,929
	2,918,367	1,900,308
Allowance for obsolescence, see note 24 (i)	(245,774)	(263,635)
	2,672,593	1,636,673

16           Receivables and prepayments, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Prepaid expenses and other receivables	38,080	26,457
Government entities	2,363	3,075
Employee advances and loans	5,974	4,672
Advances to suppliers and other advances	17,225	14,661
Government tax refunds on exports	8,419	2,723
Receivables from related parties	5,919	16,217
Others	21,502	13,961
	99,482	81,766
Allowance for other doubtful accounts, see note 24 (i)	(3,206)	(3,917)
	96,276	77,849

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

17           Current tax assets and liabilities

(all amounts in thousands of U.S. dollars)

	Year ended December 31,
Current tax assets	2021	2020
Income tax assets	16,394	29,657
V.A.T. credits	176,202	106,293
Other prepaid taxes	425	434
	193,021	136,384

	Year ended December 31,
Current tax liabilities	2021	2020
Income tax liabilities	73,352	27,616
V.A.T. liabilities	12,955	9,933
Other taxes	57,179	53,044
	143,486	90,593

18           Trade receivables, net

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Current accounts	1,313,934	1,017,663
Receivables from related parties	32,258	4,161
	1,346,192	1,021,824
Allowance for doubtful accounts, see note 24 (i)	(47,120)	(53,676)
	1,299,072	968,148

The following table sets forth details of the aging of trade receivables:

(all amounts in thousands of U.S. dollars)	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2021
Guaranteed	195,848	185,238	9,894	716
Not guaranteed	1,150,344	951,356	148,412	50,576
Guaranteed and not guaranteed	1,346,192	1,136,594	158,306	51,292
Expected loss rate	0.06%	0.04%	0.20%	0.84%
Allowances for doubtful accounts	(833)	(401)	(367)	(65)
Nominative allowances for doubtful accounts	(46,287)	-	(1,391)	(44,896)
Net Value	1,299,072	1,136,193	156,548	6,331

(all amounts in thousands of U.S. dollars)	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2020
Guaranteed	191,514	170,796	18,778	1,940
Not guaranteed	830,310	655,132	116,802	58,376
Guaranteed and not guaranteed	1,021,824	825,928	135,580	60,316
Expected loss rate	0.07%	0.04%	0.23%	0.72%
Allowances for doubtful accounts	(721)	(321)	(331)	(69)
Nominative allowances for doubtful accounts	(52,955)	(718)	(1,011)	(51,226)
Net Value	968,148	824,889	134,238	9,021

Trade receivables are mainly denominated in U.S. dollars.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

19           Cash and cash equivalents and other investments

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Cash and cash equivalents
Cash at banks	167,455	117,807
Liquidity funds	105,697	98,183
Short – term investments	44,975	368,691
	318,127	584,681
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	763,697
Bonds and other fixed income	158,107	108,791
	397,849	872,488
Other investments - non-current
Bonds and other fixed income	312,619	239,422
Others	7,635	7,660
	320,254	247,082

20           Borrowings

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Non-current
Bank borrowings	111,452	315,884
Costs of issue of debt	(20)	(145)
	111,432	315,739
Current
Bank borrowings	219,566	303,170
Bank overdrafts	60	98
Costs of issue of debt	(125)	-
	219,501	303,268
Total Borrowings	330,933	619,007

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

20            Borrowings (Cont.)

 The maturity of borrowings is as follows:

(all amounts in thousands of U.S. dollars)

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2021
Borrowings	219,501	107,438	3,994	-	-	-	330,933
Total borrowings	219,501	107,438	3,994	-	-	-	330,933

Interest to be accrued (*)	2,465	560	13	-	-	-	3,038
Total	221,966	107,998	4,007	-	-	-	333,971

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2020
Borrowings	303,268	104,147	207,595	3,997	-	-	619,007
Total borrowings	303,268	104,147	207,595	3,997	-	-	619,007

Interest to be accrued (*)	9,829	5,068	1,014	22	-	-	15,933
Total	313,097	109,215	208,609	4,019	-	-	634,940

(*)	Includes the effect of hedge accounting.

Significant borrowings include:

In millions of U.S. dollars

Disbursement date	Borrower	Type	Final maturity	Original & Outstanding
2020	Tamsa	Bilateral	2023	20
2020	Tamsa	Bilateral	2023	80
2020-2021	SSPC	Multiple Banks	2022 - 2024	61

As of December 31, 2021, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2021 and 2020, considering hedge accounting where applicable.

	2021	2020
Total borrowings	2.09%	2.51%

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

20           Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2021	2020
USD	Variable	99,587	274,600
USD	Fixed	-	17,936
SAR	Fixed	11,845	20,902
EUR	Fixed	-	1,828
EUR	Variable	-	473
Total non-current borrowings		111,432	315,739

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

(all amounts in thousands of U.S. dollars)		Year ended December 31,
Currency	Interest rates	2021	2020
USD	Variable	17,015	67,823
USD	Fixed	-	2,322
EUR	Variable	1,273	1,015
EUR	Fixed	1,706	3,886
MXN	Fixed	141,861	147,997
ARS	Fixed	8,947	3,699
SAR	Variable	26,022	37,776
SAR	Fixed	22,677	38,750
Total current borrowings		219,501	303,268

Borrowings evolution

	Year ended December 31, 2021
(all amounts in thousands of U.S. dollars)	Non current	Current
At the beginning of the year	315,739	303,268
Translation differences	(48)	(2,570)
Proceeds and repayments, net	(179,647)	(103,561)
Interests accrued less payments	618	(2,828)
Reclassifications	(25,230)	25,230
Overdrafts variation	-	(38)
At the end of the year	111,432	219,501

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	702,415	15,255	125,793	843,463
Translation differences	(461)	-	(2,059)	(2,520)
Decrease due to sale of subsidiaries (*)	(637)	-	-	(637)
Charged to other comprehensive income	-	-	4,061	4,061
Income statement charge / (credit)	(31,487)	12,253	(23,449)	(42,683)
At December 31, 2021	669,830	27,508	104,346	801,684

(all amounts in thousands of U.S. dollars)	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	651,339	19,396	118,062	788,797
Translation differences	1,644	-	253	1,897
Increase due to business combinations (**)	89,306	-	43,397	132,703
Charged to other comprehensive income	-	-	(1,194)	(1,194)
Income statement (credit)	(39,874)	(4,141)	(34,725)	(78,740)
At December 31, 2020	702,415	15,255	125,793	843,463

Deferred tax assets

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)
Translation differences	506	606	80	1,195	2,387
Decrease due to sale of subsidiaries (*)	-	93	-	11	104
Charged to other comprehensive income	-	-	-	2,587	2,587
Income statement charge / (credit)	(4,381)	201	(5,694)	26,538	16,664
At December 31, 2021	(25,083)	(85,037)	(485,763)	(176,627)	(772,510)

(all amounts in thousands of U.S. dollars)	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)
Translation differences	1,804	513	1,996	644	4,957
Increase due to business combinations (**)	(7,452)	(24,580)	(33,598)	(34,974)	(100,604)
Charged to other comprehensive income	-	-	-	(1,952)	(1,952)
Income statement charge / (credit)	4,093	31,534	(65,715)	10,930	(19,158)
At December 31, 2020	(21,208)	(85,937)	(480,149)	(206,958)	(794,252)

(*)	Related to Geneva sale. See note 6 to these Consolidated Financial Statements.
(**)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

21           Deferred income tax (Cont.)

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available, against which such losses can be utilized in the foreseeable future. This amount includes $461 million related to U.S. subsidiaries mainly due to the recognition of accelerated fiscal depreciations, as well as the amounts related to the acquisition of IPSCO in 2020. The remaining balance mainly corresponds to Tenaris’s Canadian, Colombian and Saudi Arabian subsidiaries. These subsidiaries have incurred in fiscal losses in the past one or two years. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 100% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2021, the net unrecognized deferred tax assets amounted to $173.3 million. Unrecognized tax losses with expiration dates in less than 1 year, between 2 and 5 years and more than 5 years or without expiration date are approximately 2.1%, 27.8% and 70.1% respectively.

The estimated analysis of recovery of deferred tax assets and settlement of deferred tax liabilities is as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Deferred tax assets to be recovered after 12 months	(611,552)	(640,603)
Deferred tax liabilities to be settled after 12 months	782,128	840,892

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

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Deferred tax assets	(245,547)	(205,590)
Deferred tax liabilities	274,721	254,801
	29,174	49,211

The movement in the net deferred income tax liability account is as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
At the beginning of the year	49,211	111,302
Translation differences	(133)	6,854
Increase due to business combinations	-	32,099
Decrease due to sale of subsidiaries	(533)	-
Charged to other comprehensive income	6,648	(3,146)
Income statement (credit)	(26,019)	(97,898)
At the end of the year	29,174	49,211

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22           Other liabilities

(i)                  Other liabilities – Non current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Post-employment benefits	111,904	136,811
Other-long term benefits	71,345	64,928
Miscellaneous	48,432	43,896
	231,681	245,635

Post-employment benefits

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Unfunded	103,841	115,774
Funded	8,063	21,037
	111,904	136,811

  Unfunded

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Values at the beginning of the year	115,774	125,573
Current service cost	5,728	4,796
Interest cost	5,997	6,496
Curtailments and settlements	(422)	(1,237)
Remeasurements (*)	3,174	(2,230)
Translation differences	(3,716)	(415)
Increase due to business combinations (**)	-	1,566
Benefits paid from the plan	(13,539)	(22,955)
Reclassified to current liabilities	(8,884)	-
Other	(271)	4,180
At the end of the year	103,841	115,774

(*)	For 2021 a loss of $0.7 million is attributable to demographic assumptions and a loss of $2.5 million to financial assumptions. For 2020 a loss of $1.6 million is attributable to demographic assumptions and a gain of $3.8 million to financial assumptions.
(**)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22           Other liabilities (Cont.)

(i)                  Other liabilities – Non current (Cont.)

  Post-employment benefits (Cont.)

Unfunded (Cont.)

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2021	2020
Discount rate	1% - 7%	1% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2021, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $5.9 million and $6.7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $3.5 million and $3.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

  Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Present value of funded obligations	159,528	176,309
Fair value of plan assets	(160,504)	(157,335)
Liability (*)	(976)	18,974

(*)	In 2021 and 2020, $9 million and $2.1 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	176,309	160,412
Translation differences	356	2,148
Current service cost	222	850
Interest cost	4,190	5,009
Remeasurements (*)	(7,019)	18,025
Benefits paid	(14,530)	(9,266)
Other	-	(869)
At the end of the year	159,528	176,309

(*)	For 2021 a gain of $0.4 million is attributable to demographic assumptions and a gain of $6.6 million to financial assumptions. For 2020 a loss of $3.7 million is attributable to demographic assumptions and a loss of $14.3 million to financial assumptions

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22           Other liabilities (Cont.)

(i)                  Other liabilities – Non current (Cont.)

Post-employment benefits (Cont.)

  Funded (Cont.)

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
At the beginning of the year	(157,335)	(145,160)
Translation differences	(250)	(1,729)
Return on plan assets	(3,793)	(4,411)
Remeasurements	(10,817)	(10,396)
Contributions paid to the plan	(3,338)	(5,017)
Benefits paid from the plan	14,530	9,266
Other	499	112
At the end of the year	(160,504)	(157,335)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2021	2020
Equity instruments	49.2%	49.3%
Debt instruments	46.7%	46.8%
Others	4.1%	3.9%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2021	2020
Discount rate	2% - 3%	1% - 3%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2021, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $14.9 million and $18.1 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.5 million and $1.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer expected contributions for the year 2022 amount to approximately $0.8 million.

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

22           Other liabilities (Cont.)

(ii)                Other liabilities – current

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2021	2020
Payroll and social security payable	174,794	175,175
Miscellaneous	28,931	27,651
	203,725	202,826

23           Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2021	2020
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	73,218	54,599
Translation differences	(2,476)	(5,739)
Increase due to business combinations (*)	-	26,542
Additional provisions	13,896	478
Reclassifications	4,014	557
Used	(5,096)	(3,219)
Values at the end of the year	83,556	73,218

(*)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

24           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2021	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(53,676)	(3,917)	(263,635)
Translation differences	111	227	1,877
Decrease due to sale of subsidiaries (*)	2	10	405
(Additional) / reversals allowances	4,297	379	(23,296)
Used	2,146	95	38,875
At December 31, 2021	(47,120)	(3,206)	(245,774)

Year ended December 31, 2020	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	(48,782)	(4,892)	(217,717)
Translation differences	(37)	801	1,560
Increase due to business combinations (**)	(1,930)	-	(76,776)
(Additional) allowances	(4,644)	(1,263)	(35,809)
Used	1,717	1,437	65,107
At December 31, 2020	(53,676)	(3,917)	(263,635)

(*)	Related to Geneva sale. See note 6 to these Consolidated Financial Statements.
(**)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

24           Current allowances and provisions (Cont.)

(ii)           Liabilities

Year ended December 31, 2021	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	1,795	10,484	12,279
Translation differences	(3)	(736)	(739)
Additional provisions	3,506	7,596	11,102
Reclassifications	-	(4,014)	(4,014)
Used	(3,830)	(5,476)	(9,306)
At December 31, 2021	1,468	7,854	9,322

Year ended December 31, 2020	Sales risks	Other claims and contingencies (*)	Total
(all amounts in thousands of U.S. dollars)
Values at the beginning of the year	5,867	11,150	17,017
Translation differences	(5)	(975)	(980)
Increase due to business combinations (**)	116	398	514
Additional provisions	9,728	1,751	11,479
Reclassifications	-	(557)	(557)
Used	(13,911)	(1,283)	(15,194)
At December 31, 2020	1,795	10,484	12,279

(*)	Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.
(**)	Related to IPSCO acquisition. See note 33 to these Consolidated Financial Statements.

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020
Derivatives hedging borrowings and investments	2,472	10,119
Other Derivatives	8,843	1,330
Contracts with positive fair values	11,315	11,449

Derivatives hedging borrowings and investments	(147)	(2,250)
Other Derivatives	(11,181)	(967)
Contracts with negative fair values	(11,328)	(3,217)
Total	(13)	8,232
F-63

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

25           Derivative financial instruments (Cont.)

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2021 and 2020 were as follows:

(all amounts in thousands of U.S. dollars)			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2021	2020	2021	2020
MXN	USD	2022	1,444	9,838	(93)	156
USD	MXN	2022	(838)	(5)	-	-
EUR	USD	2022	(7,670)	543	(7,430)	-
USD	EUR	2023	9,092	(1,969)	8,258	5
JPY	USD	2022	(269)	94	557	(4,958)
USD	BRL	2022	(1,030)	412	-	85
USD	KWD	2021	-	(246)	-	(59)
USD	CAD	2022	(246)	-	-	-
USD	GBP	2022	(55)	(49)	-	-
USD	CNY	2022	(130)	(482)	-	-
BRL	USD	2022	(238)	-	-	-
Others		2022	(73)	96	(33)	-
Total			(13)	8,232	1,259	(4,771)

Following is a summary of the hedge reserve evolution:

(all amounts in thousands of U.S. dollars)

	Equity Reserve Dec-19	Movements 2020	Equity Reserve Dec-20	Movements 2021	Equity Reserve Dec-21
Foreign Exchange	2,591	(7,362)	(4,771)	6,030	1,259
Total Cash flow Hedge	2,591	(7,362)	(4,771)	6,030	1,259

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2021 will be recycled to the Consolidated Income Statement during 2022 and 2023. For information on hedge accounting reserve, see Section III.D to these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)           Contingencies (Cont.)

                    Veracel celulose accident litigation (Cont.)
  With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

  With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL82 million (approximately $14.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL70.3 million (approximately $12.6 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

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

In July 2019, the public prosecutors’ office of Milan, Italy, completed a preliminary investigation into the alleged payments and included the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin, in the investigation. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy has advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. The Company has also been advised that the defendants are scheduled to present their arguments before the court on April 19, 2022, that the court may issue its decision on April 26, 2022, and that the grounds for any such decision may not be immediately available. Any decision by the first-instance court may be appealed by either party before a higher court.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

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

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26           Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)           Contingencies (Cont.)

             Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

                    Administrative tax proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL57.5 million (approximately $10.3 million). At this stage, the Company cannot predict the outcome of this claim.

                    U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objections to the magistrate’s ruling with the principal judge in the case. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision. TCT believes that it has meritorious defenses to this claim. Trial was expected to take place in May 2022 but is likely to be postponed. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26                  Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)              Contingencies (Cont.)

                    Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014 mainly referred to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. As of December 31, 2021, the claim amounted to approximately EUR26.5 million (approximately $30 million), comprising EUR20.7 million (approximately $23.5 million) in principal and EUR5.8 million (approximately $6.5 million) in interest and penalties.

On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of December 31, 2021, these additional claims amount to approximately EUR10.3 million (approximately $11.7 million), comprising EUR8 million (approximately $9 million) in principal and EUR2.3 million (approximately $2.7 million) in interest and penalties.

The aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR36.8 million (approximately $41.7 million) comprising EUR28.7 million (approximately $32.5 million) in principal and EUR8.1 million (approximately $9.2 million) in interest and penalties.

On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to May 9, 2022. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

                    Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to product liability claims, which may result in damages for an aggregate amount estimated at approximately $15.5 million, mainly related to a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

  U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. The investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition, the DOC initiation and the preliminary determination of injury are unjustified and is vigorously challenging any claim that its imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

(ii)                Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

  Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2021, the aggregate commitment to take or pay the committed volumes for an original 14-year term totaled approximately $34.6 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

  A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of December 31, 2021, the estimated aggregate contract amount calculated at current prices, is approximately $150.6 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

  In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In light of the recent events described in note 26 (i) to these Consolidated Financial Statements “U.S. Antidumping Duty and Countervailing Duty Investigations”, and the June 28, 2021 U.S. Department of Commerce’s affirmative final determinations and imposition of a final dumping rate of 209.72% on TMK steel line pipe product imports, in February, 2022 the Company and TMK have agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. The Company and TMK have further agreed that in the event the U.S. Department of Commerce shall either make a negative preliminary determination of dumping and injury as regards TMK’s OCTG products or shall impose preliminary antidumping or countervailing duties or tariffs (or require a bond or cash to cover for any such duty or tariff upon a final determination) such that the aggregate amount of duties and tariffs on the import value of TMK’s OCTG products would not exceed 35%, then the Company and TMK will engage in good-faith discussions and negotiations to determine and agree upon an appropriate reduced minimum yearly purchase requirement for the OCTG product category for any the remainder of the 2022 contract year (if any). As regards TMK steel line pipe products, the Company and TMK agreed to engage in like discussions and negotiations in the event the dumping rate of 209.72% on TMK steel line pipe product imports is revoked or ceases to be in effect before expiration of the MDA’s term. As of December 31, 2021, the Company’s commitment under the MDA for the remainder of its term totaled approximately $394.4 million.

  A subsidiary of the Company entered into a one-year contract, renewable for one additional year, with Ternium México S.A. de C.V., under which it is committed to purchase on a monthly basis a specified minimum volumes of steel bars. The contract became effective in March 2021. As of December 31, 2021, the aggregate commitment totaled approximately $15.8 million. This commitment is expected to be terminated in March 2022.

  A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH to which it committed to purchase carbon steel for a total amount of approximately $198.7 million to use for manufacturing pipes related to the NFXP-QatarGas project.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 13 (c) to these Consolidated Financial Statements, (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 13 (d) to these Consolidated Financial Statements; and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.0 billion as of December 31, 2021.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

26                    Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii)              Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.
27                 Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company has learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

28               Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. The main currently applicable measures are described below:

  Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

  Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

  Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval.

  Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties is subject to several restrictions, including payment terms that cannot be at sight or involve advance payments. In particular, the importer may not have more than $100,000 deposited in any foreign account, and will have to certify that it has not accessed the market to sell bonds for foreign currency and has not transferred bonds abroad or made cross-border securities swaps for a period of 90 days prior to the required payment of imports, that it will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency, and that it will not circumvent such restrictions through transfers of funds to any shareholders holding more than a 25% voting interest in the importer or to other entities having common directors with the importer or its more-than-25% shareholders.

  Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

  Debts with foreign creditors larger than $2 million maturing on or before December 31, 2021 need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

28               Foreign exchange control measures in Argentina (Cont.)

  Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

  Further restrictions have been imposed by the Argentine Securities Commission in June 2021 and in October 2021, consisting of weekly limitations on the amount of bonds that Argentine companies could sell against foreign currency.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency market for all imports of goods and for acquisition of services from unrelated parties. Therefore, assets and liabilities denominated in foreign currency as of December 31, 2021, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of December 31, 2021, amounted to a net short exposure of approximately $95 million. As of December 31, 2021, the total net equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the twelve-month period ended on December 31, 2021 amounted approximately to 20.4% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements, additional regulations that could be imposed by the Argentine government could further restrict our Argentine subsidiaries’ ability to access the official foreign exchange market.

29                  Cash flow disclosures

(all amounts in thousands of U.S. dollars)

		Year ended December 31,
(i)	Changes in working capital	2021	2020	2019
	Inventories	(1,060,465)	828,796	311,459
	Receivables and prepayments and current tax assets	(75,530)	74,877	(34,368)
	Trade receivables	(334,781)	409,163	428,326
	Other liabilities	(2,292)	(34,871)	(18,295)
	Customer advances	43,744	(34,388)	16,844
	Trade payables	383,417	(184,442)	(180,857)
		(1,045,907)	1,059,135	523,109
(ii)	Income tax accruals less payments
	Tax accrued	189,448	23,150	202,452
	Taxes paid	(153,846)	(140,364)	(395,869)
		35,602	(117,214)	(193,417)
(iii)	Interest accruals less payments, net
	Interest accrued	(14,371)	8,627	(4,616)
	Interest received	24,567	19,613	30,890
	Interest paid	(21,559)	(28,778)	(30,655)
		(11,363)	(538)	(4,381)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

30                    Related party transactions

As of December 31, 2021:

  San Faustin owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

  San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.àr.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

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

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2021	2020	2019
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	71,879	20,183	20,577
	Sales of goods to other related parties	76,467	18,243	69,972
	Sales of services to non-consolidated parties	4,161	5,829	5,620
	Sales of services to other related parties	49,268	5,049	4,386
		201,775	49,304	100,555
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	294,929	84,485	174,588
	Purchases of goods to other related parties	32,453	12,892	51,765
	Purchases of services to non-consolidated parties	9,763	6,979	9,404
	Purchases of services to other related parties	13,806	18,133	54,514
		350,951	122,489	290,271

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

30                    Related party transactions (Cont.)
	(all amounts in thousands of U.S. dollars)	At December 31,
		2021	2020
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	66,896	78,721
	Receivables from other related parties	33,122	4,447
	Payables to non-consolidated parties	(45,092)	(24,914)
	Payables to other related parties	(2,125)	(2,310)
		52,801	55,944

	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,936)	(2,042)
	Finance lease liabilities from other related parties	(624)	(810)
		(2,560)	(2,852)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 13 (c and d) and note 26 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2021, 2020 and 2019, the cash compensation of Directors and Senior managers amounted to $37.7 million, $27.4 million and $33.7 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 382, 522 and 468 thousand units for a total amount of $3.9 million, $5 million and $4.8 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 Employee benefits – Other long term benefits to these Consolidated Financial Statements.

31               Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2021	2020	2019
Audit fees	3,804	3,781	3,846
Audit-related fees	220	134	50
Tax fees	-	102	7
All other fees	5	-	1
Total	4,029	4,017	3,904

F-77

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

32                    Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2021.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2021	2020	2019
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
IPSCO TUBULARS INC. and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	NA
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES (b)	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (c)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*)	All percentages rounded.

(a)	Tenaris Investments S.àr.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it held 80% for 2019.
(b)	See note 35 "Preliminary agreement to terminate NKKTubes joint venture" to these Consolidated Financial Statements.
(c)	Tenaris holds 98.4% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% of Tubular Services Angola Lda and 60% of Tenaris Baogang Baotou Steel Pipes Ltd.
F-75

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

33                    Business combinations

Acquisition of IPSCO Tubulars, Inc.

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO, a U.S. manufacturer of steel pipes, from PAO TMK (“TMK”). The final acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing -following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date- was $1,029 million.

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

As a result of the acquisition, Tenaris recognized a goodwill for approximately $357 million, subsequently fully impaired during 2020 as a consequence of the unprecedented decline in oil prices, deterioration on business conditions and other changes in circumstances.

34               Nationalization of Venezuelan subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173.1 million (including $0.3 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2021, post-award interest calculated at the award rate amounted to approximately $117.4 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2021 was $290.5 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the Court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of December 31, 2021, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.2 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2021 was $256.6 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

F-76

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

34                 Nationalization of Venezuelan subsidiaries (Cont.)

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of December 31, 2021, post-award interest calculated at the award rate amounted to approximately $68.5 million and, accordingly, the total amount owed by Venezuela under the award as of December 31, 2021 was $284.8 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.6 million, with post-judgment interest continuing to accrue from August 24, 2021 at the federal statutory post-judgment interest rate. As of December 31, 2021, post-judgement interest calculated at the U.S. judgment rate amounted to approximately $0.1 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of December 31, 2021 was $280.7 million. The U.S. judgment, however, may not be enforced in the United States to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

As of December 31, 2021, Tenaris or its subsidiaries have net receivables related to its interest in the Venezuelan Companies for a total amount of approximately $48.7 million. See note III.B to these Consolidated Financial Statements.

35                Other relevant information

Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build and operate a welded pipe plant with an annual production capacity of 300,000 tons to manufacture OCTG products in Surgut, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. In 2019, Tenaris contributed with $19.6 million to the project. No additional contributions were subsequently made.

In 2020, PAO Severstal and Tenaris placed the construction on-hold due to the market conditions and the pandemic.

In December 2021, the parties decided to keep the initiative on-hold and to continue assessing the situation in the relevant markets and the cost dynamics in order to determine the agreement’s next steps.

Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into a joint venture with Inner Mongolia Baotou Steel Union Co. Ltd. (“Baotou Steel”), to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed and to start operations in early 2022. During 2020 and 2021, Tenaris contributed respectively $2.3 million and $15.6 million in the project.

F-77

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

35                Other relevant information (Cont.)

Preliminary agreement to terminate NKKTubes joint venture

Tenaris’s seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE Holdings Inc. (“JFE”), is operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE. Steel bars and other essential inputs and services for NKKTubes are supplied under a long-term agreement by JFE.

On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable. Accordingly, on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes. The preliminary agreement provides for the closure of NKKTubes’ manufacturing operations by the end of June 2022, the termination of all agreements that allowed the operation of the joint venture, and the allocation between the parties of the related dissolution and liquidation costs. Tenaris and JFE continue discussing other aspects of the dissolution of the joint venture, with a view towards reaching a definitive agreement prior to June 2022. Tenaris and JFE are also committed to ensure a continued supply of tubular material, including 13 Chrome alloy products to international customers after NKKTubes’ closure.

Management determined that the parties’ decision to terminate the NKKTubes joint venture constituted an impairment indicator and accordingly conducted an impairment test, recognizing a charge of approximately $57 million, impacting NKKTubes’ property, plant and equipment and intangible assets. In addition, as of December 31 2021, the Company carries a positive currency translation adjustment reserve of approximately $140 million, out of which $71 million corresponds to the owners of the parent. The net non-controlling interests’ reserve amounts to approximately $25 million. These balances will be reclassified through the Company’s results in the period when the final transaction occurs.

36                The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital. In addition, the Company introduced remote work and other flexible work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if new and more contagious variants of the virus prove to be resistant to available vaccines and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and its results adversely impacted. Despite economic volatility as a result of the continuing presence and repercussions of COVID-19, as well as the uncertainty about the future duration and extent of the pandemic, market demand for oil is approaching pre-pandemic levels and that for natural gas already exceeds them. Oil and natural gas prices also exceed pre-COVID-19 levels, while oil and gas drilling activity is steadily increasing in North America and the rest of the world and OCTG inventories are at relatively low levels in North America and are at more normal levels in the rest of the world. Tenaris’s North American industrial facilities continue ramping up to meet higher demand and some facilities -temporary shut down during 2020- were reopened during 2021. In this context, even with raw material, energy and logistic cost increases, Tenaris’s margins show a significant recovery compared to 2020.

F-78

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

36                The COVID-19 pandemic, the oil & gas industry situation and their impact on Tenaris’s operations and financial condition (Cont.)

With the purpose of assessing the Company’s exposure to the effects of the COVID-19 pandemic and its impact over its business, financial position and performance, the management has conducted impairment tests, and is closely monitoring the recoverability of long lived assets and deferred taxes, financial risk management, in particular credit and liquidity risks and the adequacy of its provisions for contingent liabilities.

The Company also renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity. As a result, Tenaris is adequately complying with all main outstanding contractual commitments and guarantees. In addition, Tenaris has not received any material government grants or public support measures for the years 2021 and 2020, and has not received, nor provided, material arrangements on the form of supply chain financing.

As of the date of these Consolidated Financial Statements, Tenaris’s capital and financial resources, and overall liquidity position, have not been affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $7001 million as of the end of December 2021 and a manageable debt amortization schedule.

Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

37            Subsequent events

Investment to build a wind farm in Argentina

On February 16, 2022, the Board of Directors has approved an investment plan to build a wind farm in Argentina at a cost of approximately $190 million which would reduce Tenaris’s CO2 emissions in that country by around 150,000 tons per year, and supply close to 50% of the energy requirements at the integrated seamless pipe mill in Campana, Argentina. This investment is expected to be completed during 2023.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2022, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2022, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2021. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 25, 2022, with an ex-dividend date of May 23, 2022. These Consolidated Financial Statements do not reflect this dividend payable.

38         Update as of March 30, 20222

The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the European Union and the United Kingdom have imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by banning airlines from its airspace and has ordered economic counter measures, including restrictions on residents transferring foreign currency abroad.

[1] Net cash / debt is calculated in the following manner:
Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).
[2] This note was added subsequently to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 16, 2022.
F-79

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

38         Update as of March 30, 2022 (Cont.)

The Russia-Ukraine armed conflict and its impact on Tenaris’s operations and financial condition (Cont.)

Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. For example, prior to the conflict, Russia was producing between 10-12% of the world’s oil, supplying as much as 40% of the EU’s natural gas, while Russia and Ukraine combined were accounting for around 50% of internationally traded pig iron, around 30% of internationally traded semi-finished steel products, and a large proportion of internationally traded ferroalloys used in steelmaking.

As a result of the armed conflict and related sanctions, oil and gas prices have spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. For example, oil prices rose around $130 per barrel and European gas prices rose above $60 per million BTU in the immediate aftermath of the invasion, but have since fallen back to around $120/bbl and $30 per million BTU. Although it is hard to predict how energy and commodity prices will behave as the conflict unfolds, higher prices and even shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, DRI, HBI, ferroalloys, steel bars, coils and plates) are likely if there is a severe disruption in energy supplies to Europe or in foreign trade transactions in steel making raw materials involving Russian and Ukrainian counterparties.

Our purchases of raw materials from Russia and Ukraine, used in our production process, mainly ferroalloys for our global operations and pig iron for our European operations, amounted to approximately $34 million in 2021. We are seeking supplies from alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia and may be forced to pay higher prices to secure the raw materials we require for our steelmaking operations.

Our sales to Russian customers represented approximately 0.2% of our global sales in 2021. We have suspended sales to our Russian customers and purchases from Russian suppliers that would breach applicable sanctions. In addition, we have a representative office in Moscow, which currently employs 10 people. Tenaris is exploring alternatives with respect to potential relocation or closure of such office.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, we are currently assessing the amount to be written off from our investment in the joint venture in Russia, which as of December 31, 2021 amounted to $16.8 million.

Discontinuity of industrial equipment manufacturing in Brazil

On March 21, 2022, the Company announced its decision to reorganize the activities at its Confab Equipamentos industrial facility in Moreira César, Pindamonhangaba, São Paulo, Brazil. The Company’s Brazilian subsidiaries will discontinue the manufacturing of industrial equipment and will focus their activities entirely on the production of welded products, sucker rods, coatings and accessories. The Company estimates that this decision will not have a material effect on its financial condition and results of operations.
/s/ Alicia Móndolo
Alicia Móndolo
Chief Financial Officer

F-80

EXHIBIT INDEX

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of June 2, 2020

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

7.1	Statement Explaining Calculation of Ratios

7.2	Statement Explaining Alternative Performance Measures

8.1	List of Subsidiaries of Tenaris S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Ternium S.A.’s consolidated financial statements as of December 31, 2021

*	The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

March 31, 2022	TENARIS S.A.

	By	/s/ Alicia Móndolo
	Name:	Alicia Móndolo
	Title:	Chief Financial Officer