Form 20-F
period 2024-12-31
TENARIS SA
filed 2025-04-01
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐              Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒              Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31,2024

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

Marcos Basaldella

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

1,162,757,528** ordinary shares, par value $1.00 per share

**              Includes 78,485,337 treasury shares, as of December 31, 2024.

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

.

Annual Report on Form 20-F

2024

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

1

Annual Report 2024

2

3

Annual Report 2024

FORM 20-F CROSS REFERENCE GUIDE

Item	Item in Form 20-F	Cross-reference to consolidated management report

Part I
Item 1	Identity of Directors , Senior Management and Advisors	None - Not applicable
Item 2	Offer Statistics and Expected Timetable	None - Not applicable
Item 3	Key Information	Risk Factors
3.A	[Reserved]
3.B	Capitalization and Indebtedness	None - Not applicable
3.C	Reasons for the Offer and Use of Proceeds	None - Not applicable
3.D	Risk Factors	Risk Factors
Item 4	Information on the Company	Information on the Company - Overview
4.A	History and Development of the Company	Information on the Company - History and Development of the Company
4.B	Business Overview	Information on the Company - Business Overview
4.C	Organizational Structure and Subsidiaries	Information on the Company - Organizational Structure and Subsidiaries
4.D	Property, Plant and Equipment	Information on the Company - Business Overview
Item 4A	Unresolved Staff Comments	None - Not applicable
Item 5	Operating and Financial Review and Prospects	Information on the Company - Operating and Financial Review and Prospects - Overview
5.A	Operating Results	Information on the Company - Operating and Financial Review and Prospects - Operating Results
5.B	Liquidity and Capital Resources	Information on the Company - Operating and Financial Review and Prospects - Liquidity and Capital Resources
5.C	Research and Developments, Patents and Licenses, Etc.	Information on the Company - Business Overview - Research and Development
5.D	Trend Information	Information on the Company - Operating and Financial Review and Prospects - Trend Information
5.E	Critical Accounting Estimates	Information on the Company - Operating and Financial Review and Prospects - Critical Accounting Estimates
Item 6	Directors, Senior Management and Employees	Information on the Company - Directors, Senior Management and Employees
6.A	Directors and Senior Management	Information on the Company - Directors, Senior Management and Employees - Directors and Senior Management
6.B	Compensation	Information on the Company - Directors, Senior Management and Employees - Compensation
6.C	Board Practices	Information on the Company - Directors, Senior Management and Employees - Board Practices
6.D	Employees	Information on the Company - Directors, Senior Management and Employees - Employees
6.E	Share Ownership	Information on the Company - Directors, Senior Management and Employees - Share Ownership
6.F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Information on the Company - Directors, Senior Management and Employees - Recovery of Erroneously Awarded Compensation
Item 7	Major Shareholders and Related Party Transactions	Information on the Company - Major Shareholders and Related Party Transactions
7.A	Major Shareholders	Information on the Company - Major Shareholders and Related Party Transactions - Major Shareholders
7.B	Related Party Transactions	Information on the Company - Major Shareholders and Related Party Transactions - Related Party Transactions
7.C	Interest of Experts and Counsel	None - Not applicable
Item 8	Financial Information	Legal and Financial Information - Financial Information
8.A	Consolidated Statements and Other Financial Information	Legal and Financial Information - Financial Information - Consolidated Statements and Other Financial Information
8.B	Significant Changes	None - Not applicable
Item 9	The Offer and Listing	Legal and Financial Information - The Offer and Listing
9.A	Offer and Listing Details	Legal and Financial Information - The Offer and Listing - Offer and Listing Details
9.B	Plan of Distribution	None - Not applicable
9.C	Markets	Legal and Financial Information - The Offer and Listing - Offer and Listing Details
9.D	Selling Shareholders	None - Not applicable
9.E	Dilution	None - Not applicable
9.F	Expenses of the Issue	None - Not applicable

Annual Report 2024

Item 10	Additional Information	Information on the Company - Corporate Governance Statement Legal and Financial Information - Additional Information
10.A	Share Capital	None - Not applicable
10.B	Memorandum and Articles of Association	Information on the Company - Corporate Governance Statement - Corporate Governance
10.C	Material Contracts	Information on the Company - Business Overview
10.D	Exchange Controls	Legal and Financial Information - Additional Information - Exchange Controls
10.E	Taxation	Legal and Financial Information - Additional Information - Taxation
10.F	Dividends and Paying Agents	None - Not applicable
10.G	Statement by Experts	None - Not applicable
10.H	Documents on Display	Legal and Financial Information - Additional Information - Documents on Display
10.I	Subsidiary Information	None - Not applicable
10.J	Annual Report to Security Holders	None - Not applicable
Item 11	Quantitative and Qualitative Disclosure about Market Risk	Legal and Financial Information - Quantitative and Qualitative Disclosure about Market Risk
Item 12	Description of Securities Other Than Equity Securities	Legal and Financial Information - Description of Securities Other Than Equity Securities
12.A	Debt Securities	None - Not applicable
12.B	Warrants and Rights	None - Not applicable
12.C	Other Securities	None - Not applicable
12.D	American Depositary Shares	Legal and Financial Information - Description of Securities Other Than Equity Securities - American Depositary Shares

Annual Report 2024

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None - Not applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Products	None - Not applicable
Item 15	Controls and Procedures	Legal and Financial Information - Controls and Procedures
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	Information on the Company - Directors, Senior Management and Employees - Board Practices
Item 16B	Code of Ethics	Sustainability Statement - Sustainability in Tenaris - Policies and Procedures
Item 16C	Principal Accountant Fees and Services	Legal and Financial Information - Principal Accountant Fees and Services
Item 16D	Exemption from the Listing Standards for Audit Committee	None - Not applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers
Item 16F	Change in Registrant's Certifying Accountant	Legal and Financial Information - Change in Registrant's Certifying Accountant
Item 16G	Corporate Governance	Information on the Company - Corporate Governance Statement
Item 16H	Mine Safety Disclosure	None - Not applicable
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None - Not applicable
Item 16 J	Insider trading policies	Legal and Financial Information - Insider trading policies
Item 16K	Cybersecurity	Legal and Financial Information - Cybersecurity

7

Annual Report 2024

Part III
Item 17	Financial Statements	Financial Statements
Item 18	Financial Statements	Financial Statements
Item 19	Exhibits	Exhibits

Annual Report 2024
LETTER FROM THE CHAIRMAN

2024 was a good year for Tenaris in many aspects. We consolidated our leading industry position with a number of distinct achievements, delivered solid financial results accompanied by higher returns for shareholders, and completed several investments which are improving our industrial efficiency and reducing our environmental footprint.

It was, however, marred by an accident that took place at the end of the year which claimed the lives of two of our employees. The accident occurred in the heavy equipment maintenance shop of our main plant in Argentina. This is a major setback for Tenaris, which has an absolute commitment to safety with its employees and its communities. We deeply regret the loss of life and are reinforcing all our action on preventive activities with a focus on critical risks.

For the year, our EBITDA reached $3.1 billion and net income $2.1 billion on net sales of $12.5 billion. Free cash flow amounted to $2.2 billion, all of which was distributed to shareholders through dividends and share buy backs. We are proposing to increase the annual dividend per share by 38% over that for the previous year. At the same time, we maintained our net cash position of $3.6 billion.

In North America, consolidation among major shale operators has continued. We are strengthening our service differentiation with larger operators, who prize the operational efficiency, reliability and quality that we provide through our Rig Direct® service. We now provide 24/7 digital well integrity solutions supported by technical specialists and remote monitoring capabilities in addition to our more established RunReady™ service and have extended our range of Wedge Series 400™ connections.

ExxonMobil honored us with their 2024 supplier of the year award for our efforts in supply chain integration worldwide. We have served their operations in various parts of the world over many years and, since 2024, we have been serving all their US shale operations as well as their offshore operations in Guyana under long-term agreements.

We are establishing a leading position for 20K projects in the US deepwater. Shell recently awarded us the casing supply for the first wells in its Sparta project following many months of work on product testing and the development of 3D mapping technology that enhances pipe collapse resistance using Ultra High Collapse steel grades. This complements an award to supply BP’s Kaskida 20K project.

We consolidated our leading position in the Guyana-Suriname basin with an award to supply line pipe and insulation coating for Total’s GranMorgu development. This achievement was possible thanks to our successful integration of Shawcor and its pipe coating technologies and project management capabilities.

In the Middle East, our contributions to the development of local industrial capabilities are receiving recognition. In Saudi Arabia, we recently won a tender for a major CCS pipeline after Aramco had distinguished our GPC facility with a special quality award. In Abu Dhabi, we extended our long-term agreement with ADNOC, while our premium threading facility was certified as an Industry 4.0 digital leader by the Ministry of Industry and Advanced Technology.

In Mexico, our sales have been affected by a steep decline in drilling activity amidst the financial difficulties of Pemex. We have, however, taken the opportunity to reduce our credit exposure. In Argentina, drilling activity and oil and gas production in Vaca Muerta is ramping up as pipeline and LNG infrastructure investment moves forward. Over the next months, we will be supplying the oil pipeline that will connect Vaca Muerta to a new deepwater port in Puerto Rosales in Chubut, while the activity ramp up will provide us the opportunity to increase our range of products and services.

During the year, we completed several investments in our industrial system aimed at improving the efficiency of our operations as well as contributing to our decarbonization and environmental objectives. These include the installation of a new electric arc furnace with modern continuous charging technology in Argentina, the modernization of our Koppel steelmaking facility in the United States, and the installation of a new heat  treatment furnace and finishing line at our Dalmine mill in Italy. We have also been investing to increase the level of automation and digital systems in our industrial and supply chain system and extend pipe by pipe traceability.

Annual Report 2024

We continue to make progress towards our target to reduce the carbon emissions of our operations. As the perimeter of our operations has expanded with recent acquisitions, we have decided to reset the baseline for our target to cover this expanded perimeter as well as to include inter-mill transportation and other changes that enhance reporting transparency. Meanwhile, we are advancing with the construction of a second wind farm in Argentina and other investments aimed at increasing the share of renewable energy used in our operations.

The impact of our community investments continues to grow as we focus on extending the reach of our technical education programs. Since we began offering technical training at the Roberto Rocca Technical School in Campana, in addition to its 450 pupils, the school gave courses to a further 1,400 members of the community in 2024. Similarly in Italy, we provided technical courses in our newly refurbished Fondazione Dalmine, equipped with robotics and automation laboratories, for 4,000 pupils from local schools. These training courses are designed to improve employment possibilities for members of the community.

Looking ahead, with the change in the administration in the United States, we are heading into uncharted territory when it comes to geopolitics and the global trading system. Changes in tariffs and other events could significantly alter the established market environment. At the same time, the new administration has an agenda of extending American energy dominance and is changing the global focus of the energy transition. Tenaris, with its unique positioning, both globally and in North America, competitive differentiation and financial strength is well placed to navigate the uncertainties and opportunities ahead.

Before closing, I would like to thank our CFO, Alicia Móndolo, for her contribution to Tenaris and the Techint Group over more than 40 years. I am very pleased that we will still be able to benefit from her wise advice in the time ahead.

I would also like to thank all our employees for their constant commitment and engagement, without which the results and achievements of the past year would not have been possible, as well as our customers, suppliers and communities for their ongoing support.

Sincerely,

/s/Paolo Rocca
Paolo Rocca
April 1, 2025

Annual Report 2024
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
  “API” refers to the American Petroleum Institute.
  “ARS” refers to the Argentine peso.
  “billion” refers to one thousand million, or 1,000,000,000.
  “BRL” refers to the Brazilian real.
  “CBAM” refers to the EU Carbon Border Adjustment Mechanism.
  “CCS” refers to carbon capture and storage.
  “CSDDD” refers to the Corporate Sustainability Due Diligence Directive.
11

Annual Report 2024
  “CSRD” refers to the Corporate Social Responsibility Directive.
  “DMA” refers to the Double Materiality Assessment.
  “EAF” refers to electric arc furnaces.
  “EC” refers to the European Commission.
  “EFRAG” refers to the European Financial Reporting Advisory Group.
  “EMS” refers to the Environmental Management System.
  “ESRS” refers to the European Sustainability Reporting Standards.
  “ETS” refers to EU Emissions Trading System.
  “EU” refers to the European Union.
  “EUR” refers to the Euro.
  “FCPA” refers to the U.S. Foreign Corrupt Practices Act.
  “GHG” refers to greenhouse gas.
  “IFRS” refers to International Financial Reporting Standards.
  “IPCC” refers to the Intergovernmental Panel on Climate Change.
  “ISO” refers to the International Organization for Standardization.
  “ksi” refers to kilopound per square inch.
12

Annual Report 2024
  “NYSE” refers to the New York Stock Exchange.
  “OCTG” refers to oil country tubular goods. See “Information on the Company – Business Overview – Our Products”.
  “OPEC” refers to the Organization of Petroleum Exporting Countries.
  “QHSE” refers to Quality, Health, Safety, and Environment.
  “QMS” refers to the Quality Management System.
  “R&D” refers to research and development.
  “RCP” refers to the Representative Concentration Pathway.
  “SAR” refers to the Saudi Arabian Riyal.
  “SEC” refers to the U.S Securities and Exchange Commission.
  “shares” refers to ordinary shares, par value $1.00, of the Company.
  “tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.
  “UK” refers to the United Kingdom.
  “U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.
13

Annual Report 2024
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS” or “IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), and in accordance with IFRS, as adopted by the EU. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 15.2 for more details on these alternative performance measures.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated statements of financial position as of 31 December 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”).

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

Annual Report 2024
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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, “Financial Information” and “Quantitative and Qualitative Disclosure About Market Risk”.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business and industry discussed under “Risk Factors”, including among them, the following:

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
  general macroeconomic conditions, including renewed inflation or high inflation rates, inflation containment measures and foreign exchange measures, as well as, international conflicts, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes, including developments in connection with the Russia-Ukraine war and Middle East armed conflicts; and
  changes to applicable laws and regulations, including the imposition of recent or additional tariffs or quotas or other trade barriers.
15

Annual Report 2024

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
  recent consolidation in the U.S. oil and gas industry has impacted prices and overall drilling activity in North America, which has now stabilized. For example, in 2023 ExxonMobil (“Exxon”) agreed to acquire Pioneer Natural Resources for approximately $60 billion, a transaction that has made Exxon the largest operator in the Permian Basin, the highest producing oil field in the United States; Chevron followed suit by striking a deal to acquire Hess in a $53 billion transaction that would provide the company with access to reserves in Guyana. Upstream operators such as Diamondback Energy, Inc. and ConocoPhillips have also made acquisitions over the past year to expand their North American footprint and shale inventory;
  government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems (such as the EU Carbon Border Adjustment Mechanism (“CBAM”)), the adoption of “cap-and-trade” systems (such as the EU Emissions Trading System (“ETS”)) or other measures to promote the use of renewable energy sources, or electric vehicles, could also affect oil and gas prices. For more information on risks relating to climate change regulations, see “Risk Factors – Risks Relating to Our Business and Industry - Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy may reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation.”

When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been the Organization of Petroleum Exporting Countries (“OPEC”) and many of our customers are state-owned companies in member countries of OPEC, which plays a significant role in trying to counter falling prices.

Annual Report 2024

Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy may reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation

There is an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The EU ETS signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. The EU taxonomy classification system, which establishes a list of environmentally sustainable economic activities, is designed to help the EU scale up sustainable investment and implement the European Green Deal. In addition, the EU adopted the Corporate Sustainability Reporting Directive (“CSRD”), which requires European large and medium companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment and the Corporate Sustainability Due Diligence Directive (“CSDDD”), which mandates that companies operating within the EU identify, prevent, mitigate, and account for adverse human rights and environmental impacts in their operations and supply chains. Similarly, the EU CBAM, which was adopted on May 17, 2023, aims at promoting a reduction of emissions worldwide by subjecting the import of certain products, including steel, from countries outside of the EU to a carbon levy linked to the carbon price payable for goods produced in EU countries. For more information, see “Risk Factors - Risks Relating to Our Business and Industry - The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects”. However, certain EU member states, including Luxembourg, have not transposed the CSRD into national law by the required deadline and, therefore, the Company is not currently subject to CSRD and ESRS reporting requirements. Recently, in response to the need to strengthen the competitiveness of the EU economy, the European Commission (“EC”) has proposed to simplify sustainability reporting rules and boost investments through a package of proposed amendments to the CSRD, the EU Taxonomy, the CSDDD, the EU CBAM and current investment programs. If the proposed amendments are approved, Tenaris’s sustainability reporting and due diligence burdens may be reduced and simplified.

In March 2024, the U.S. Securities and Exchange Commission (“SEC”) adopted climate-related disclosure rules that would have required registrants, including Tenaris from fiscal year 2025, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. However, the implementation of this rule was voluntarily stayed by the SEC in April 2024, pending judicial review due to legal challenges and, on March 27, 2025, the SEC withdrew its legal defense on the climate change rule. Other countries are introducing or considering similar measures or regulations, which aim at lowering emissions or which enhance disclosure of climate-related matters, including carbon emissions. If there is no meaningful progress in lowering carbon emissions in the years ahead, there is an increased possibility of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy.

The global regulatory landscape for Environmental, Social and Governance (“ESG”) is becoming increasingly complex, and jurisdictions in which we have operations have adopted or proposed laws, regulations and policies that diverge from, or potentially conflict with, those in other jurisdictions. In addition to laws, regulations and policies aimed at enhancing transparency and promoting sustainability-related practices, there has been an increase in regulatory activity against climate and diversity-related initiatives, which has led and may continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives. Failure to comply with any legislation, regulation or policy, including as a result of good faith interpretations that may differ from those taken by enforcement authorities in relevant jurisdictions, could lead to substantial fines, regulatory sanctions, reputational damage and operational changes.

Annual Report 2024

We provide products and services to the oil and gas industry, which accounts, directly and indirectly, for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources), and the increased competitiveness of alternative sources of energy, may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which could become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. Also, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources. Moreover, our customers, investors, regulators, employees and other stakeholders have differing requirements, expectations, demands and perspectives on these topics, which are continuing to evolve and diverge. We may not be able to meet the differing requirements, expectations and demands of all of our stakeholders, which could harm our reputation, subject us to legal and operational risks, impact customer demand, and adversely impact our financial condition and operating results. For more information on Tenaris’s climate change initiatives, please see “Sustainability Statement - Environment - Climate Change”.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past and may in the future adversely affect our operations and financial results

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, extreme wind, fires, flooding or coastal storm surges have resulted, and may in the future result, in the shutdown of our facilities, evacuation of our employees, and activity disruptions at our clients’ well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021, caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses.

Chronic climate changes, such as changes in precipitation patterns and rises in average temperatures and sea levels, may result in increased operating costs or capital expenditures due to supply shortages or damage to facilities, higher insurance premiums or reduced availability of insurance, decreases in revenue derived from lower production capacity, and write-offs or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows. For more information on Tenaris’s climate change initiatives, please see “Sustainability Statement - Environment - Climate Change”.

Annual Report 2024

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability

The global market for steel pipe products is highly competitive, with the primary competitive factors being price, quality, service and technology. Over the past two decades, substantial investments have been made, especially in China but also in the United States and the Middle East, to increase production capacity of seamless steel pipe products, without a commensurate increase in overall demand, and as a result there is significant excess production capacity, particularly for “commodity” or standard product grades. Production capacity of more specialized product grades has also increased. At the same time, the high cost and long lead times required to develop the most complex projects, particularly deepwater projects, led to a slowdown in new developments in a context of low and more volatile oil prices. Despite our efforts to develop products and services that differentiate us from our competitors, the competitive environment is expected to remain intense in the coming years and our effective competitive differentiation, together with our ability to vertically integrate and to provide value added services, will be key success factors. In addition, there is a risk of unfairly traded steel pipe imports in markets in which Tenaris produces and sells its products, and we can give no assurance with respect to the application of antidumping duties and tariffs or the effectiveness of any such measures.

Our sales may be affected as a result of antidumping and countervailing duty proceedings or by the imposition of other import restrictions or local content requirements

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. We import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, in October 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of OCTG imports from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG imports from Russia and South Korea, which resulted in a determination by the International Trade Commission (“ITC”), issued in October 2022, that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Tenaris and other parties have appealed the agencies’ determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. However, as a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. For more information on this matter, please refer to note 27 “Contingencies, commitments and restrictions to the distribution of profits” to our audited consolidated financial statements included in this annual report. Antidumping or countervailing duty proceedings, any resulting penalties or any other form of import restriction have in the past impeded, and may in the future restrict, our access to important export markets for our products, thereby adversely impacting our sales or limiting our opportunities for growth.

Annual Report 2024

In addition, several jurisdictions have begun to impose or expand local content requirements. For example, in recent years Saudi Arabia has implemented various measures aimed at increasing local content particularly from suppliers to state-owned companies such as Saudi Arabian Oil Company (“Saudi Aramco”) and we can expect that measures favoring the development of local production will increase as Saudi Arabia seeks to create employment opportunities for its citizens and diversify its economy away from its dependence on oil and gas production. Other countries, such as Brazil, Ecuador, Indonesia, Nigeria and the United Arab Emirates, have also put in place significant local content requirements. Other mechanisms, such as CBAM, could have a similar impact. For more information, see “Risk Factors - Risks Relating to Our Business and Industry - The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects”. If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations

The shipment of goods and services across international borders subjects us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the EU, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. For more information on the impact on our business of the sanctions on Russia as a result of the armed conflict in Ukraine, see “Risk Factors - Risks Relating to Our Business and Industry - Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations.

In March 2018, under Section 232 of the Trade Expansion Act of 1962 (“Section 232”), the United States imposed a 25% tariff on steel articles imported from all countries, with the exemption of Canada and Mexico, as member states of the United States-Mexico-Canada Agreement (“USMCA”), and imports of steel tubes from Australia, Argentina, Brazil and South Korea (the latter three with specific quotas per product). The U.S. government granted successive exemptions on imports from Italy, Mexico, Romania and Argentina, of steel billets to be used at our Bay City mill, with the latest being granted in December 2023. Early in 2025, the U.S. government reset the Section 232 tariffs, imposing a 25% tariff on effectively all imports of steel and steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. As a result, all previously exempted or quota-managed countries became subject to the full 25% tariff on their steel exports to the United States. These tariffs do not apply to imports of products with previously granted exclusions still in effect. In addition, on February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (“IEEPA”), of across-the-board tariffs applicable to all products imported from Mexico, Canada and China (with the exception, as of the date of this annual report, of Mexican and Canadian products that comply with USMCA preferential rules of origin). These tariffs and announced or potential retaliatory countermeasures from other countries or trade partners could affect market prices and dynamics, supply chains, and cost structures, and result in a prolonged or escalated trade war.

Annual Report 2024

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, the start of the Russia–Ukraine war in 2022, resulted in a spike in European energy costs, and, in early 2024, we experienced some delays in the delivery times to our customers in relation to orders that had to be diverted because of the ongoing shipping crisis in the Red Sea.

At any given time, we may be unable to obtain an adequate supply of critical raw materials with price and other terms acceptable to us. The availability and prices of raw materials may also be negatively affected by new laws and regulations, including import controls, sanctions and other trade restrictions, allocation by suppliers, interruptions in production, accidents or natural disasters, armed conflicts, chronic climate change, changes in exchange rates, worldwide price fluctuations, and the availability and cost of transportation. For further information related to the impact on our business of the Russia-Ukraine war, see “Risk Factors – Risks Relating to Our Business and Industry – Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”. Raw material and energy prices could also be affected by the introduction of carbon prices or taxes, or as a result of changes in production processes, such as an increased use of metal scrap, adopted by steelmaking companies seeking to reduce carbon emissions. In addition, we may not be able to recover, partially or fully, increased costs of raw materials and energy through increased selling prices for our products, or it may take an extended period of time to do so, and limited availability could force us to curtail production, which could adversely affect our sales and profitability.

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

Annual Report 2024

Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition

We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Mexico, Nigeria, Romania, Saudi Arabia, the United Arab Emirates and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports; antidumping or countervailing duties; travel, transportation or trade bans; interruptions in the supply of essential energy inputs; currency exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the Russia-Ukraine war and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases (including retroactive) and changes in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals. Both the likelihood of such occurrences and their overall impact upon us vary greatly from country to country and are not predictable. Realization of these risks could have an adverse impact on the results of operations and financial condition of our subsidiaries located in the affected country and, depending on their materiality, on the results of operations and financial condition of Tenaris as a whole.

More specifically, Argentina and Mexico are countries in which we have significant operations and relevant risks.

Our business and operations in Argentina may be materially and adversely affected by economic, political, social, fiscal and regulatory developments, including the following:

  Macroeconomic and political conditions in Argentina may adversely affect our business and operations. In December 2023, a new administration, led by President Javier Milei, took office in Argentina and announced a series of emergency measures to address the critical economic situation. Some of those measures included deregulation efforts, cuts in public spending, including subsidies on public services, cut down on monetary issuance, increase of certain taxes, labor reforms, and the lifting of certain import restrictions and foreign exchange controls. It is uncertain the extent to which the Argentine government will be able to continue implementing its economic program and adopt major structural reforms. While the National Congress of Argentina approved some of the reforms submitted by the Milei administration in 2024, it is unclear whether Congress will endorse other major reforms, including labor and tax reforms. While the deregulation of the economy and intended reforms aim to create a more competitive and investment-friendly environment, the associated uncertainties and potential for abrupt policy changes pose substantial risks for companies operating in the country. In addition, conflicts between the national government and provincial governors, court decisions setting aside some of the governmental measures, resistance by social and union leaders and general social and political unrest may arise. Adverse economic and political conditions could cause a drop in demand for our products in the domestic market, adversely affecting our operations and financial results. Similarly, they could also negatively impact the business and operations of our customers (oil and gas companies operating in Argentina) and consequently our revenues and profitability.
  Our business and operations in Argentina may be adversely affected by high inflation or by governmental measures to address inflation. In particular, increases in services and labor costs could affect cost-competitiveness and margins, negatively impacting our results of operations. An economic environment characterized by high inflation could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. While inflation has falling significantly in recent months, failure to maintain low inflation rates could undermine Argentina’s foreign competitiveness in international markets and negatively affect economic activity and employment levels. In addition, if market volatility increases it may be impossible to estimate with reasonable certainty the extent to which our activity levels and results of operations could be affected in the future. In addition, an increased level of labor demands in response to spiraling inflation could trigger higher levels of labor conflict and, eventually, result in strikes or work stoppages involving our operations or those of our suppliers and customers. Any such disruption of operations could have an adverse effect on our operations and financial results.
22

Annual Report 2024
  Other events that may have an adverse effect on our operations and financial results include increased taxes, currency devaluation, exchange controls, restrictions on capital flows and export and import taxes or restrictions. Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of this annual report, the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. Currently, Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into ARS at the official exchange rate. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate. This percentage has remained stable during the twelve-month period ended December 31, 2024, but it is unclear it will be further modified in the short term. Import payments for services rendered and goods cleared after December 12, 2023, do not require government approval but cannot be paid in advance or at sight and are subject to deferred payment schedules. In addition, during 2024 import payments were subject to import taxes (which were eliminated in December 2024) that significantly increased prices of imported goods and services. Argentine companies must still obtain prior Argentine Central Bank authorization, which is rarely (if ever) granted, to access the foreign exchange market to make dividend payments. The existing measures limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina at the official exchange rate. If control systems are maintained or are not further eased, our operations could be adversely affected. In addition, the exchange rate of the Argentine peso against the U.S. dollar has devalued by more than 100% upon the change of government in December 2023. Since then, the new Administration has maintained a “crawling peg” policy by devaluating the Argentine currency at a rate of approximately 2% per month, reduced to 1% per month as of February 1, 2025. The extent and rate of the crawling peg remains unclear. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds, may be adversely affected, and will also suffer a loss on deferred tax charges as a result of a deterioration of the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar. For additional information on current Argentine exchange controls and restrictions, see “Legal and Financial Information - Additional Information - Exchange Controls” and note 29 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report. Given that the volatile and uncertain environment remains as of the date of this annual report, additional regulations or restrictions could further restrict our ability to access the official foreign exchange market, expose us to the risk of losses arising from fluctuations in the exchange rate between the ARS and the USD, cause disruptions to our operations due to lack of imported raw materials and other inputs, affect our ability to finance and even carry out major investments in Argentina, and/or impair our ability to convert and transfer outside the country funds generated by Argentine subsidiaries to pay dividends or royalties or make other offshore payments.
  In recent years, our operations in Argentina experienced constraints in their electricity and natural gas supply requirements on many occasions. Shortages of energy and natural gas in Argentina have led in the past (and could lead in the future) to production cutbacks that could negatively affect our revenues and profitability; we could also face increased costs when using alternative sources of energy.
23

Annual Report 2024

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
  We maintain a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of our largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in a significant credit exposure to Pemex, which represented approximately 17% of our overall credit exposure as of December 31, 2024. In December 2024, Pemex issued senior guaranteed floating rate notes due in 2025 that a financial institution purchased on the issue date, with Pemex agreeing to use a portion of the proceeds from the sale of such notes to pay off outstanding debt with one of the Company’s Mexican subsidiaries for approximately $200 million. The fee related to this transaction, amounting to approximately to $16 million, was borne by the Company. If Pemex defaults on its payment obligations or we increase our exposure to Pemex, our revenues and profitability would be adversely affected. A similar collection transaction occurred in early 2025.
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
  In the last few years, the Mexican government has made, and has attempted to make, various amendments to energy rules and regulations that impact energy supply and cost structure. Since December 2018, the Mexican government has been introducing changes to electricity regulations, including amendments to the Energy Industry Law (“LIE”), and a bill to reform the Constitution, which was rejected by the Mexican Congress in 2021. These changes aimed to grant priority to Mexico’s state-owned electric power generation and distribution company Comisión Federal de Electricidad (“CFE”), over private generators in the supply of electric power to the Mexican market and mandated a revision of power generation and transaction agreements between CFE and independent electric power suppliers. The intended reforms were challenged in court and, in January 2024, the Supreme Court ruled against the constitutionality of certain provisions of the LIE reform. In response, the Mexican President announced a new proposal for an ambitious constitutional reform, which covers a wide range of topics, including energy matters. During 2024, the Mexican Congress approved several constitutional reforms aimed at restructuring the judicial system and increasing state control over key sectors, including energy, telecommunications, and natural resources. For example, changes have been introduced to the constitutional status of CFE and Pemex, resulting in increased government intervention in their policies at the expense of their boards’ independence. This increased regulatory oversight has led to a more unpredictable business environment. In particular, the energy reform has introduced significant regulatory and legal uncertainties for energy companies, affecting their operations, financial performance, and strategic planning. Companies have had to navigate a complex and evolving regulatory landscape, invest in compliance programs, and reassess their investment strategies to mitigate the risks associated with these reforms. Uncertainty remains as to whether the Mexican government or any of its decentralized bodies will introduce new reforms to the energy market or adopt any measure that may further affect the energy supply or increase its cost. Any such new amendment or measures could negatively affect the operations of Tubos de Acero de Mexico S.A. (“Tamsa”) or Techgen S.A. de C.V. (“Techgen”), the power plant in which Tenaris holds a 22% equity interest and which supplies electricity for most of our Mexican operations. At this stage, we cannot assess the potential effects of any new governmental initiative on the Mexican economy in general, and particularly on our local operations and, consequently, on the results of operations and financial conditions of our businesses in Mexico.
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
24

Annual Report 2024

Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations

In response to the start of the Russia-Ukraine war in February, 2022, the United States, the EU and the United Kingdom (the “UK”), among other countries, imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by banning airlines from its airspace and has ordered economic counter measures, including restrictions on residents transferring foreign currency abroad. It has been three years since the Russia-Ukraine war began and any resolution and timing thereof still remains uncertain. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the war and related sanctions, energy and commodity prices spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. A long-standing conflict makes it hard to predict how energy and commodity prices will continue to behave as higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, direct reduced iron (“DRI”), hot briquetted iron (“HBI”), ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of existing or future economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

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

If we do not successfully implement our business strategy, our ability to grow, our competitive position and our sales and profitability may suffer

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to offset the added costs of providing such services, or fail to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and maintain or improve our competitive position.

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

Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. For example, in 2022 we had to terminate our joint venture with JFE Holdings Inc. (“JFE”) with respect to NKKTubes K.K. (“NKKTubes”) when JFE decided to close down operations at one of its steel complexes.

Annual Report 2024

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

Similarly, natural disasters or severe weather conditions, including those related to climate change, could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility located in Veracruz is located in a region prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters. For more information on the risks associated with climate-change, see “Risk Factors - Risks Relating to Our Business and Industry - The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past and may in the future adversely affect our operations and financial results”.

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

Annual Report 2024

Any of the foregoing could expose us to liability and affect our reputation. To the extent that lost production or delays in shipments cannot be compensated for by unaffected facilities, such events could have an adverse effect on our profitability and financial condition. Additionally, we do not carry business interruption insurance, and the insurance we maintain for property damage and general liability may not be adequate or available to protect us under such events, its coverage may be limited, or the amount of our insurance may be less than the related loss. For more information on our insurance coverage, see “Information on the Company - Business overview - Insurance”.

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

  In March 2022, in light of the Russia-Ukraine war and the designation of Severstal’s controlling shareholder as a person subject to EU and UK sanctions, we recorded an impairment in the amount of approximately $14.9 million, fully impairing our investment in our joint venture in Russia with Severstal. For more information on Tenaris’s operations involving Russia, see “Risk Factors - Risks Relating to Our Business and Industry - Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”.
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

As of December 31, 2024, goodwill amounted to $1,090 million corresponding mainly ($920 million) to the acquisition of Hydril Company (“Hydril”) in 2007 and is allocated to Hydril, Siderca and Tamsa cash generating units (“CGU”).

For more information on impairment charges, please refer to note 5 “Impairment charge”, note 8 “Equity in earnings of non-consolidated companies” and note 14 “Investments in non-consolidated companies” to our audited consolidated financial statements included in this annual report.

Our results of operations and financial condition could be adversely affected by movements in exchange rates

As a global company, we manufacture and sell products throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure About Market Risk”.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the risk of double taxation on our results. However, in case double taxation persists, dispute resolution mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy.

Annual Report 2024

In recent years, tax authorities around the world have increased their scrutiny of companies’ tax filings and have become more rigid in exercising any discretion they may have. As part of this, in 2015, the Organization for Economic Co-operation and Development (“OECD”) proposed a number of tax law changes under its Base Erosion and Profit Shifting (“BEPS”) action plans to address issues of base erosion transparency, coherence and substance. Most of the countries in which we operate have already implemented some of those changes within their own domestic tax legislations.

In 2019, the OECD launched a new initiative on behalf of the G20 (“OECD/G20 Inclusive Framework on BEPS”) under the format of a two pillars solution: Pillar One, aimed at minimizing profit shifting by working towards  a coordinated global tax framework that reallocates taxing rights over a portion of the profits of large and profitable multinational entities to market jurisdictions, ensuring that corporate income taxes are paid where consumption takes place, and Pillar Two, aimed at introducing a global standard on minimum taxation, both combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021.

In December 2021, the OECD released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the EU adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, effective as from January 1, 2024.

On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law took effect for fiscal years commencing on or after December 31, 2023.

The Company is within the scope of these rules, and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate.

While the implementation of the Pillar Two project is underway in many countries, negotiations among the respective countries regarding Pillar One implementation details have not yet concluded, and therefore, it is not yet clear when it will be fully in effect.

The EC adopted in 2016 its Anti-Tax Avoidance Directive (“ATAD”), later expanded by ATAD 2, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed. In addition, the EC drafted a directive aiming to avoid the use of shell entities (ATAD 3), which is still under discussion.

On January 20, 2025, the United States announced that it would withdraw from the OECD Global Tax Deal and that any prior commitments made by the United States will no longer have any force or effect. The memorandum announcing the withdrawal also directed the U.S. Secretary of the Treasury to develop and deliver to President Trump, within 60 days, a list of protective measures or other options towards foreign countries that are either not in compliance with any tax treaty with the United States or have, or are likely to have, tax rules that are extraterritorial or disproportionately affect U.S. companies.

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

Annual Report 2024

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

For example, upon learning  of a government investigation as to whether certain payments had been made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit Confab Industrial S.A. (“Confab”), the Audit Committee of the Company's board of directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the SEC and the U.S. Department of Justice (“DOJ”) in October 2016, and conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. On June 2, 2022, the Company resolved the investigation by the SEC and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admitted nor denied the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million as a civil penalty to conclude the matter. With respect to the same matter, Confab is subject to civil claims from Petrobras and the Brazilian public prosecutors (who seek damages for approximately $31.2 million and a prohibition from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term) and to administrative responsibility proceedings before Brazil’s General Controllers’ Office. Although Confab believes that the allegations are groundless and is contesting these claims, the Company cannot predict the outcome of these proceedings at this stage.

For information on matters related to the Petrobras-related proceedings and claims, please see note 27 “Contingencies, commitments and restrictions of profits” to our audited consolidated financial statements included in this annual report.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and negatively impact our business, financial condition, results of operations and prospects

We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. While standards in the EU, Canada, and Japan are generally comparable to (or more stringent than) U.S. standards, other nations, particularly developing nations, including China, have substantially fewer or less rigorous requirements that may give competitors in such nations a competitive advantage. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, we may be at a competitive disadvantage relative to competitors having more or all of their production in such developing nations.

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

The EU CBAM aims at promoting emissions reductions worldwide by subjecting the import of certain products, including steel, from countries outside of the EU to a carbon levy linked to the carbon price payable for goods produced in EU countries. CBAM entered into application in its transitional phase, on October 1, 2023, with the first reporting period for importers ending January 31, 2024. Starting on January 1, 2026, the CBAM will enter into full force and importers will need to obtain an authorization to import goods covered by the CBAM, make annual statements on the quantity of goods imported into the EU and their embedded GHG emissions and purchase certificates to cover their declared emissions. Recently, in response to the need to strengthen the competitiveness of the EU economy, the EC has proposed certain changes to simplify and facilitate compliance with CBAM obligations (including simplification of the authorization of declarants, the calculation of emissions and the management of financial liability).

Annual Report 2024

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

Cyberattacks could have a material adverse impact on our business and results of operations

We rely heavily on information systems to conduct our operations, and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor and evaluate the actual or potential impact of external developments and available information on threats and security incidents, we have experienced and expect to continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, ransomware, spoofing, cyberattacks and/or cybersecurity risks arising from service providers. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets.

Cybersecurity threats represent one of the most significant risks for most businesses. Cyberattack attempts continued to increase throughout 2024, and the development and wide availability of artificial intelligence (“AI”) has increased the number, scope and chances of success of such attacks.

According to the World Economic Forum’s 2025 Global Cybersecurity Outlook (“WEF”), cybercrime grew in both frequency and sophistication, marked by ransomware attacks, AI-enhanced tactics – such as phishing, vishing and deepfakes – and a notable increase in supply chain attacks. Some 72% of respondents report an increase in organizational cyber risks, with ransomware remaining a top concern. Nearly 47% of organizations cite adversarial advances powered by generative AI (“GenAI”) as their primary concern, enabling more sophisticated and scalable attacks. In 2024 there was a sharp increase in phishing and social engineering attacks, with 42% of organizations reporting such incidents.

Additionally, Microsoft has reported a 2.75 times increase in human-operated ransomware attacks, where the most prevalent initial access techniques were social engineering -specifically phishing through email and other channels-, identity compromise, exploiting vulnerabilities of systems exposed to the internet, and unpatched operating systems.

In addition, emerging technologies, such as GenAI, which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cyber and fewer than one in ten respondents believe that in the next two years generative AI will give the advantage to defenders over attackers.

Annual Report 2024

In 2024, we continued improving cybersecurity controls, processes and procedures to monitor, detect, assess, respond to and recover from hacking, malware infections, cybersecurity compromises and other risks; with the aim of increasing our cyber resilience. In addition, we continued with cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats, and tailored cybersecurity training programs addressed to our executives and employees. We have also instructed our employees not to submit confidential information to any AI that is not approved by Tenaris.

Given the rapidly evolving nature of cyberthreats, and particularly as the adoption of AI tools becomes more relevant to Tenaris operations, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to additional known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks.

Furthermore, the increasing complexity of supply chains poses an additional cybersecurity risk, considering software vulnerabilities and the risk of propagation of cyberattacks throughout Tenaris’s ecosystem, including suppliers, service providers and customers. There is no assurance that the systems implemented by third parties will be effective, and Tenaris cannot fully control the exposure to failures or breaches of such systems. If critical suppliers, service providers, customers or other relevant third parties become subject to cyberattacks, depending on their scope and success, Tenaris’s information or systems may be compromised and, eventually, such third parties may be unable to provide key services or supplies, thus affecting our activities and operations.

If our systems for protecting against cybersecurity risks (or cybersecurity measures implemented by our suppliers, service providers and customers) are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Additionally, although we periodically consider cyber insurance coverage options, we do not currently maintain cybersecurity insurance, and the insurance we carry for property damage and general liability may not be adequate or available to protect us from damages derived from cyberthreats or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, the operational risk of service failure, and the loss of technology competitiveness and reputation.

Furthermore, in response to the increase in the number and sophistication of ransomware attacks, U.S. and regulatory agencies have implemented regulations to prevent victims from making ransomware payments and to deter third parties from facilitating or processing such payments to cyber actors, which would constrain our ability to deal with ransomware attacks, should they occur.

For more information on cybersecurity, please refer to “Legal and Financial Information - Cybersecurity”.

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

The ability of the Company’s subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition. If earnings and cash flows of the Company’s operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries. For information concerning potential restrictions on our ability to collect dividends from certain subsidiaries, see “Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition” and “Financial Information – Consolidated Statements and Other Financial Information – Dividend Policy”.

Annual Report 2024

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

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders

As of December 31, 2024, San Faustin beneficially owned 61.37% of the Company’s issued share capital, and 65.81% of the voting rights. San Faustin’s share percentage ownership and voting rights increased following the cancellation of the shares repurchased by the Company under its share buyback program, approved at the extraordinary general meeting of shareholders, held on April 30, 2024. San Faustin’s share percentage ownership and voting rights will increase further if the cancellation of the shares repurchased by the Company under its share buyback programs is approved at the upcoming extraordinary general meeting of shareholders, scheduled to be held on May 6, 2025. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds voting rights in San Faustin sufficient to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risk Factors – Risks Relating to shares and ADSs – Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to Shares and ADSs

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for domestic companies by the New York Stock Exchange (“NYSE”), see “Information on the Company - Corporate Governance Statement – Summary of differences with NYSE standards”.

Annual Report 2024

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. Deutsche Bank Trust Company Americas, as depositary under the ADS deposit agreement (“the Depositary”), through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on your behalf and to instead distribute the net proceeds to you. Also, under certain circumstances, such as the Company’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and (ii) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the beneficiaries), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see “Information on the Company - Corporate Governance Statement – Corporate Governance”.

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

Annual Report 2024
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

Annual Report 2024

Although our operations are mainly focused on serving the oil & gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bioenergy) power plants, hydrogen storage and transportation, and carbon capture and storage (“CCS”).

Through an integrated global network of R&D, manufacturing, and service facilities, and a team of around 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability.

Annual Report 2024
History and Development of the Company

The Company

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg established on December 17, 2001. The Company’s registered office is located at 26 Boulevard Royal, 4th Floor, L-2449, Luxembourg. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation (“TEUS”), located at 2200 West Loop South, Suite 400, Houston, TX 77027.

Tenaris

Tenaris began with the formation of Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic acquisitions and investments. As of the date of this annual report, our investments include controlling interests in several manufacturing companies:

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
  IPSCO Tubulars (“IPSCO”), a North  American manufacturer of seamless and welded steel pipes;
  Tenaris Baogang Baotou Steel Pipes, Ltd. (“TBSP”), a Chinese company that owns a premium connection threading facility in Baotou, China, in which we have a 60% interest;
  Global Pipe Company (“GPC”), a Saudi company which manufactures longitudinal submerged arc welded (“LSAW”) pipes;
  Bredero Shaw International BV (“BSIBV”) and its subsidiaries, which hold the pipe coating business acquired from Mattr; Corporation’s (“Mattr”);

  Tenaris Oilfield Services S.A., an Argentine company providing oilfield and hydraulic fracturing services; and

  sucker rods businesses in various countries.
36

Annual Report 2024

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

  pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets and expand our range of products and services;
  expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments, including low carbon energy applications, such as hydrogen and CCS;
  enhancing our offering of services, including technical, digital and supply chain integration services designed to enable customers to optimize well planning and integrity, simplify operations and reduce overall operating costs; and
  securing an adequate supply of production inputs and reducing the manufacturing costs and carbon intensity of our core products.
37

Annual Report 2024

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, expand our range of products and services and enhance our global competitive position and capitalize on potential operational synergies. At the end of 2023, for example, we acquired the global pipe coating business of Mattr, which has enhanced our range of pipe coating technologies and reinforced our capability to provide integrated pipe and coating solutions for offshore pipelines.

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

As suppliers of tubular products and services to the energy industry, the energy transition currently underway provides an important opportunity to develop new products and services for potentially fast-growing segments like hydrogen transportation and storage, CCS and geothermal installations. We have developed a range of technologies that are particularly suited for use in hydrogen storage and transportation, where we have seen growth in demand for large, high-pressure vessels used in the build out of hydrogen refueling stations for heavy-duty vehicles and buses in Europe and California. We are also seeing increasing interest from customers for developing CCS and geothermal projects.

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

Annual Report 2024

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
  our ability to develop, design and manufacture technologically advanced products and provide integrated services;
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

The Tubes segment includes the production and sale of steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, line pipe used in transportation and processing activities and mechanical and structural tubes for other industrial applications, with production processes that consist in the production and transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the worldwide oil and gas industry, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Major oil and gas companies have adapted their strategies and allocated investments in renewable energies in response to the energy transition while maintaining their capability to meet market demand for oil and gas and reducing the emissions from their operations. As the energy transition advances, demand for our products and services from low-carbon energy applications, such as geothermal, hydrogen and CCS, is expected to increase while demand for oil and gas applications may decrease.

Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

The Other segment includes all business activities related to oilfield / hydraulic fracturing services, and the production and selling of sucker rods, coiled tubing, tubes used for plumbing and construction applications and others as energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II C. Accounting Policies - Segment information” to our audited consolidated financial statements included in this annual report.

Annual Report 2024

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For more complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used. In addition to oil and gas applications, many of our products can also be used in low-carbon energy applications, such as geothermal, hydrogen and CCS.

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

Pipe coatings. Concrete weight, anti-corrosion, thermal insulation and flow assurance coatings for offshore and onshore pipelines.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other products and services. We also manufacture sucker rods used in oil extraction activities, tubes used for plumbing and construction applications, oilfield / hydraulic fracturing services and we engage in other activities, such as the sale of energy and raw materials that exceed our internal requirements.

Production Process and Facilities

We operate relatively low-cost production facilities, which we believe is the result of:

  state-of-the-art, strategically located plants;
  favorable access to high quality raw materials, energy and labor at competitive costs;
  operating history of more than 70 years, which translates into solid industrial know-how;
  constant benchmarking and best-practices sharing among the different facilities;
  increasing specialization of each of our facilities in specific product ranges; and
  extensive use of digital technologies in our production processes.
40

Annual Report 2024

Our seamless pipes production and processing facilities are located in North and South America, Europe and Asia. Our welded pipes production facilities are located in North and South America and in Saudi Arabia. We also produce steel bars in the United States, Mexico, Argentina, Italy and Romania using the scrap-based electric arc furnace process that results in relatively low carbon emissions compared to primary steelmaking processes. In addition to our pipe threading and finishing facilities at our integrated pipe production facilities, we have additional pipe and/or pipe accessory threading facilities that manufacture products in accordance with the specifications of the American Petroleum Institute (“API”), and premium joints in Canada, China, Ecuador, Indonesia, Kazakhstan, Nigeria, Saudi Arabia, the United Kingdom and the United States, and a new premium OCTG threading facility in Abu Dhabi, United Arab Emirates. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico and Romania, and pipe fittings in Mexico. In addition, we have sucker rods production facilities in Argentina, Brazil, Mexico, Romania, and the United States and a coiled tubing production facility in the United States. We also have a global network of pipe coating plants in United States, Canada, Mexico, Norway, Indonesia, United Arab Emirates, Brazil, Argentina, Nigeria, Italy, Saudi Arabia and Colombia.

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated.

	At or for the year ended December 31,
	2024	2023	2022
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	4,485	4,485	4,485
Actual Production	3,594	3,726	3,746
Tubes – Seamless
Effective Capacity (annual) (1)	4,677	4,677	4,937
Actual Production	3,229	3,188	3,347
Tubes – Welded
Effective Capacity (annual) (1)	4,020	4,190	3,977
Actual Production	806	953	527

(1) Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process. In 2023 the calculation of annual production capacity was revised and comparative figures were restated to adapt them to the new methodology.

In 2024, the capacity of welded tubes decreased due to adjustments in capacity of certain U.S-based plants, partially compensated by the increase in capacity in GPC following planned investments.

Production Facilities – Tubes

North America

In Mexico, we have a fully integrated seamless pipe manufacturing facility, a threading plant and a pipe fittings facility and two coating plants; in the United States, one steel shop, two seamless pipe rolling mills, four welded pipe manufacturing facilities, five threading plants and two coating plants; and in Canada an integrated facility with capacity for seamless and welded pipes, two coating plants and a threading plant.

Mexico

In Mexico, our fully integrated seamless pipe manufacturing facility is located near the major exploration and drilling operations of Pemex, about 13 kilometers from the port of Veracruz on the Gulf of Mexico. Situated on an area of 650 hectares, the plant includes two state-of-the-art seamless pipe mills and has an installed annual production capacity of 1,230,000 tons of seamless steel pipes (with an outside diameter range of 2 to 20 inches) and 1,200,000 tons of steel bars. The plant is served by two highways and a railroad and is close to the port of Veracruz, which reduces transportation costs and facilitates product shipments to export markets.

Annual Report 2024

The Veracruz facility comprises:

  a steel shop, including an electric arc furnace, refining equipment, vacuum degassing, five-strand continuous caster and a cooling bed;
  a multi-stand pipe mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;
  a premium quality finishing (“PQF”) technology mill, including a rotary furnace, direct piercing equipment, mandrel mill with retained mandrel, sizing mill and a cooling bed;
  a pilger pipe mill, including a rotary furnace, direct piercing equipment, a reheating furnace, sizing mill and a cooling bed;
  six finishing lines, including heat treatment lines, upsetting machines and threading and inspection equipment;
  a cold-drawing mill; and
  an automotive components production center.

In Veracruz, located near our fully integrated seamless pipe manufacturing facility, we have a threading plant, which produces premium connections and accessories. In addition, we also have a coating plant in Veracruz, and one in Coatzacoalcos, in the state of Veracruz.

In addition to the Veracruz facilities, we operate a manufacturing facility near Monterrey in the state of Nuevo León, Mexico, for the production of weldable pipe fittings. This facility has an annual production capacity of 15,000 tons.

United States

In the United States we have the following production facilities:

Koppel, Pennsylvania: Acquired in 2020, the facility is located on an area of 89 hectares and consists of a steel shop with an annual production capacity of 430,000 tons of steel bars and a heat treatment line. This facility supplies steel bars both to our Bay City and Ambridge seamless pipe rolling mills.

Bay City, Texas: Our 1.2 million square feet greenfield seamless mill is located on an area of 552 hectares. The facility is the result of an investment of $1.8 billion and includes a state-of-the-art rolling mill with a capacity of 757,000 tons per year (with an outside diameter range of 4 ½ to 9 5/8 inches), as well as a heat treatment line, a finishing line and a logistics center.

The Bay City facility comprises:

  a retained mandrel mill PQF;
  a fully automated intermediate warehouse;
  a heat treatment line; and
  a finishing line.
42

Annual Report 2024

Ambridge, Pennsylvania: A seamless rolling mill located on an area of 19 hectares, with a capacity of 357,000 tons per year (with an outside diameter range of 2 3⁄8 through 6 inches).

Hickman, Arkansas: This facility, which is our main U.S. welded production facility and covers an area of 78 hectares, processes steel coils to produce electric resistance welded (“ERW”) OCTG and line pipe with an outside diameter range from 2 3⁄8 to 16 inches and has an annual production capacity of 940,000 tons. It includes:

  a plant comprising two welding lines producing 2 3⁄8 through 5 1⁄2 inches API products with two finishing lines and two heat treatment lines;
  a plant comprising of a welding line producing 6 through 16 inches API products and a finishing line; and
  a coating facility coating sizes up to 16 inches.

Conroe, Texas: Located in an area of approximately 26 hectares north of Houston, Texas and has a capability of processing pipes with an outside diameter from 4 ½ to 8 5⁄8 inches. The plant has four production lines: one ERW welding line with a capacity of 222,000 tons; one heat treatment line, one inspection line and one threading line.

Baytown, Texas: Located in an area of approximately 25 hectares east of Houston, Texas the facility heat-treats and finishes OCTG. The facility has six lines: one heat treatment, and one inspection line with outside diameter capability from 4 ½ to 7 5⁄8 inches and four threading lines.

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

In addition, we have coating facilities in Channelview, Texas and Portland, Oregon.

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

In addition, we have coating facilities in Edmonton and Camrose, both in the province of Alberta.

Annual Report 2024

South America

In Argentina, we have a fully integrated seamless pipe facility. In addition, we have welded pipe manufacturing facilities in Argentina, Brazil and Colombia.

Argentina

Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná river, near the city of Campana, approximately 80 kilometers north from the city of Buenos Aires, Argentina. Situated on over 300 hectares, the plant includes a state-of-the-art seamless pipe facility and has an effective annual production capacity of 794,000 tons of seamless steel pipe (with an outside diameter range of 1 1⁄4 to 10 3⁄4 inches) and 1,300,000 tons of steel bars.

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

Our local electric energy requirements are satisfied through a 100 MW wind farm, which required an investment of approximately $200 million and, since October 2023 has supplied close to 50% of the energy requirements at our integrated seamless pipe mill, purchases in the local market and by a 35 megawatts power generating plant located within the Campana facility.

We are currently building a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of the facilities in Campana. This investment is expected to be completed during 2025.

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina, south of the city of Buenos Aires. This facility includes ERW, submerged arc welding (“SAW”) rolling mills with one spiral line and a coating line. The facility processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1⁄2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of 620,000 tons. The other welded facility, located at Villa Constitución in the province of Santa Fe, has an annual production capacity of 123,000 tons of welded pipes with an outside diameter range of 1 to 8 inches.

Annual Report 2024

 Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located in Pindamonhangaba and Moreira Cesar, 160 kilometers northeast from the city of São Paulo. The two sites have a combined area of around 150 hectares and include an ERW rolling mill, a SAW longitudinal rolling mill as well as pipe finishing and coating lines. The facility processes steel coils and plates to produce welded steel pipes with an outside diameter range from 5 1⁄2 to 48 inches for various applications, including OCTG and Line Pipe for oil, petrochemical and gas applications. In addition to weld-on connectors for conductor casings, the facility also supplies anticorrosive coating made of extruded polyethylene or polypropylene, external fusion bonded epoxy, thermal insulation, concrete weight coating and paint for internal pipe coating. The facility has an annual production capacity of 654,000 tons.

Colombia and Ecuador

In Colombia, we have TuboCaribe, a welded pipe manufacturing facility in Cartagena, on an area of 60 hectares, with an estimated annual ERW production capacity of 105,000 tons. The facility also includes a state-of-the-art finishing plant for seamless pipes, with a total estimated annual finishing capacity of 250,000 tons.

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

Annual Report 2024

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania, and a premium connection threading facility in the United Kingdom. We also have coating facilities in Norway and Italy.

Italy

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine, in the industrial area of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 766,000 tons of seamless steel pipes with an outside diameter range of 5.7 to 28 inches, mainly from carbon, low alloy and high alloy steels for diverse applications. The facility also includes a steel shop with a capacity of 935,000 tons of steel bars for processing at our facilities in Italy and elsewhere.

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

We also have a production facility, located in Arcore, about 25 kilometers from Milan in northern Italy. The Arcore facility, which covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 1.89 to 8.62 inches. The Arcore facility has an annual production capacity of 144,000 tons.

In addition to the main facility mentioned above, we also have:

  the Costa Volpino facility, which comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 0.47 to 15 inches, mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of 55,000 tons;
  a facility at Sabbio, which manufactures gas cylinders with an annual production capacity of 14,000 tons or 270,000 pieces, and a large vessels plant inside the Dalmine facility, with a production capacity of around 2,500 finished pieces per year; and
  the Isoplus facility located in Villamarzana, comprising land, anticorrosion equipment and utilities. This facility is located approximately 200 kilometers from our Dalmine plant and is close to the main Adriatic ports used for our exports. The facility covers an area of approximately 5 hectares and covers the full range of anticorrosion solutions for the oil and gas industry.

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

Annual Report 2024

Romania

We have a seamless steel pipe manufacturing facility in northwest Romania, on an area of approximately 37 hectares, located in the city of Zalau, 530 kilometers from Bucharest. The seamless facility includes a hot rolling mill and has an annual production capacity of 258,000 tons of seamless pipes. The plant produces carbon and alloy steel tubes with an outside diameter range of 0.84 to 6.26 inches for hot rolled tubes and 0.32 to 4.72 inches for cold drawn tubes.

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

United Kingdom

We have a premium line threading facility, located in Aberdeen, in the northern United Kingdom. The facility covers an area of 2 hectares. Production is concentrated in corrosion resistant alloys (“CRA”) grade, local accessories original equipment manufacturing and a hub to service customers working in the North Sea region. The facility has an annual production capacity of 24,000 pieces, with a production range of 2 3⁄8 to 20 inches.

Asia Pacific, Middle East and Africa

In Asia Pacific, Middle East and Africa, we have two welded pipe manufacturing facilities in Saudi Arabia. We also have premium threading facilities in Saudi Arabia, United Arab Emirates, China, Indonesia, Kazakhstan and Nigeria, premium joints and couplings facilities in China and Nigeria, and coating facilities in Saudi Arabia, United Arab Emirates and Indonesia.

Saudi Arabia

We have a controlling participation in SSPC, a welded steel pipe producer, which operates two production lines and produces welded pipes for the local oil & gas industry (OCTG and line pipe) and for the industrial and construction sectors. The facility is situated in Dammam, Saudi Arabia on a surface of approximately 100 hectares. Annual capacity is 390,000 tons covering a diameter range from 2 to 20 inches. We also have a threading facility for the production of premium joints and accessories in Saudi Arabia, with an annual production capacity of 120,000 tons.

SSPC holds a 57.3% interest in GPC, a company established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes, with 2 lines covering a diameter range from 16 to 62 inches and an annual capacity of 407,000 tons.

United Arab Emirates

In the United Arab Emirates, we have a new state-of-the-art threading facility in Abu Dhabi, on an area of approximately 20 hectares, with an annual finishing capacity of 70,000 tons. Tenaris’s facility is the first local OCTG threading facility of its scale in the United Arab Emirates that can cater to Abu Dhabi National Oil Company’s (“ADNOC”) premium technology demand. We also have a coating facility in Ras Al Khaimah.

Annual Report 2024
China

We own a facility for the production of premium joints and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of 40,000 tons of premium joints. Additionally, we have a facility that produces components for the local automotive industry.

Additionally, under our agreement with Baogang Steel Pipes (“Baogang”), we operate TBSP, which owns a steel pipe premium connection threading plant to produce OCTG products in Baotou, China, with an annual capacity of 45,000 tons. Tenaris holds 60% of the shares of TBSP, while Baogang owns the remaining 40%.

Indonesia

We hold 89.17% of SPIJ, an OCTG processing business situated in Cilegon, Indonesia, with heat treatment, premium connection threading facilities, coupling shop and a quality-testing laboratory, including an ultrasonic testing machine, which has an annual processing capacity of 120,000 tons. We also have a premium joints accessories threading facility and a coating facility in the state of Batam.

Kazakhstan

We have a premium threading facility in Aktau, Kazakhstan. This state-of-the-art facility has the capacity to produce 45,000 tons of OCTG annually for threading seamless pipes and gas-tight premium connections to serve the local market.

Nigeria

We have a facility dedicated to the production of premium joints and couplings located in Onne, Nigeria, which comprises a threading facility for both API and premium connections with an annual production capacity of 40,000 tons, inspection facilities and a stockyard. In addition, we own a 40% participation in Pipe Coaters, a leading company in the Nigerian pipe coating industry, located in Onne, which supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for onshore and offshore (including deepwater) applications.

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

In Italy, we have the Piombino facility, which covers an area of approximately 67 hectares and comprises a hot-dip galvanizing line and associated finishing facilities. Production is focused on small diameter seamless pipes finishing for construction and plumbing applications in the domestic market, such as residential water, gas transport and firefighting. The Piombino facility has an annual production capacity of 100,000 tons.

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
48

Annual Report 2024
Sales and Marketing

Net Sales

Our total net sales amounted to $12,524 million in 2024, compared to $14,869 million in 2023 and $11,763 million in 2022. For further information on our net sales see “Information on the Company - Operating and Financial Review and Prospects – Operating Results”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2024		2023		2022
Tubes	11,907	95%	14,185	95%	11,133	95%
Others	617	5%	684	5%	630	5%
Total	12,524	100%	14,869	100%	11,763	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

Millions of U.S. dollars	For the year ended December 31,
	2024		2023		2022
Tubes
- North America	5,432	46%	7,572	53%	6,796	61%
- South America	2,294	19%	3,067	22%	2,213	20%
- Europe	1,143	10%	1,055	7%	867	8%
- Asia Pacific, Middle East & Africa	3,038	26%	2,491	18%	1,257	11%
Total Tubes	11,907	100%	14,185	100%	11,133	100%

Annual Report 2024

North America

Sales to customers in North America accounted for 46% of our sales of tubular products and services in 2024, compared to 53% in 2023 and 61% in 2022.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past few years, we have extended our integrated product and service model, which we call Rig Direct®, throughout North America, and we operate a seamless pipe mill at Bay City, Texas, which is strategically located to serve the Eagle Ford and Permian regions. On January 2, 2020, we acquired IPSCO, a U.S. seamless and welded pipe producer, and, in September 2023, we acquired Republic Tube’s OCTG pipe processing facility in Houston with heat treatment and threading operations, further strengthening our local production capabilities and capacity to provide Rig Direct® services in the United States. Under Rig Direct®, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels, simplifying operational and administrative processes, and providing technical and digital services. We first introduced the Rig Direct® model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis.

Today, we supply a large majority of our U.S. and Canadian customers for OCTG products with Rig Direct® services.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and regional natural gas prices. Over the past fifteen years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. The United States has gone from being the largest global importer of oil to the largest global producer of crude oil and LNG. U.S. crude oil production has increased from 5.6 million b/d in 2011 to 13.2 million b/d in 2024 and has been the largest contributor to meeting growth in global oil demand during this period as well as making the United States a net exporter. This rapid increase in production, however, has contributed, at times, to an excess of supply in the global oil market and consequent fall in the price of oil. In 2020, the impact of the COVID-19 pandemic led to a sudden and substantial reduction in global oil demand in the first half of 2020 and a collapse in oil prices. Global oil demand and prices have now effectively recovered, along with economic activity, and OPEC and other producer countries, including Russia, implemented production cuts to lower supply below demand and reduce inventory levels. At the same time, U.S. shale producers have restrained investments in response to the post COVID-19 recovery of oil prices to accommodate financial market pressures to increase returns to shareholders and limit investments in production growth.

Similarly, U.S. natural gas production has risen rapidly over the past decade and the United States became a net exporter of natural gas for the first time in 2017 and since 2023 has been the largest exporter of LNG to global markets. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves.

The drop in oil prices with the onset of the COVID-19 pandemic in the first half of 2020 resulted in a collapse in U.S. drilling activity, with the number of active rigs falling to the lowest level recorded in over 40 years. Crude oil production also fell back to 11.3 million b/d in each of 2020 and 2021, from 12.3 million b/d in 2019. However, since then, there was a recovery in U.S. drilling activity through 2021 and 2022 before drilling activity began to decline moderately in the second half of 2023 reflecting lower oil prices compared to the levels reached in 2022, before stabilizing in the second half of 2024. North American natural gas prices also declined during the second half of 2023, due to increasing production, a low level of demand in the winter heating season and capacity limits on LNG exports, but, early in 2025, began to show signs of recovery on a tighter supply and demand balance.

The level of drilling activity in North America, and consequently demand for our products and services, could also be affected by actions taken by the governments of the region to accelerate the energy transition by reducing demand for oil and gas and restricting drilling activity.

During 2020, demand for, and sales of, our OCTG products in the United States and Canada collapsed along with drilling activity. As a result, we closed down many of our facilities in the United States and, we dismantled our Prudential welded pipe mill in Calgary, Canada, and integrated welded pipe production at our seamless pipe mill in Sault Ste. Marie, Ontario. Towards the end of 2020, demand for and sales of OCTG in the United States and Canada began a recovery which continued throughout 2021 and 2022 and the first part of 2023. During this recovery period we reopened many of the facilities we had shut down in 2020 and brought production at our Bay City mill to full capacity. A particular feature of this recovery was the exceptional price levels for hot rolled coil in the North American market which made the production of welded pipes uneconomic throughout 2021 and delayed the restart of U.S. welded pipe production into 2022. The ramp up of production capacity in the United States was further affected by difficulties in hiring a qualified workforce in the post-COVID economy. In 2024, with the slowdown in drilling activity, demand and consumption of OCTG products declined, although average OCTG consumption per rig has increased along with drilling efficiencies.

Annual Report 2024

During 2018, the U.S. government introduced, under Section 232, tariffs and quotas on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. The proportion of the OCTG market supplied by imports initially declined from around 60% prior to the imposition of tariffs and quotas to around 40% at the end of 2018. OCTG imports subsequently rose to around 50% during the recovery from the pandemic when U.S. production was constrained but has fallen below 35% during the second half of 2024 as distributors reacted to a rise in inventory levels by cutting back on OCTG import purchases. Early in 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. As a result, all previously exempted or quota-managed countries became subject to the full 25% tariff on their steel exports to the United States. In addition, on February 1, 2025, the U.S. government announced the imposition, through the IEEPA, of across-the-board tariffs applicable to all products imported from Mexico, Canada and China (with the exception, as of the date of this annual report, of Mexican and Canadian products that comply with USMCA preferential rules of origin). These tariffs could apply to certain products that Tenaris and other companies are currently importing under previously granted exclusions or tariff-free quotas.

On October 27, 2021, the DOC initiated antidumping duty investigations on OCTG imports from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. On October 27, 2022, the ITC determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. In addition, in response to a request from the Government of Argentina, the WTO established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duties (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) while the order is in effect. Tenaris has been paying antidumping duty deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the administrative review process. In the first administrative review covering the period from May 11, 2022 to 31 October 2023, the DOC issued preliminary determinations in December, finding a margin of 6.8% for Siderca and 30.38% for Tamsa. The final determination, which could be different from the preliminary determination, is expected by September 2025. As a result of the periodic review process, the deposits paid may be either returned to Tenaris, in whole or in part, or may be increased.

Our sales in the United States are also affected by the level of investment of oil and gas companies in exploration and production in offshore projects.

Oil and gas drilling in Canada is subject to strong seasonality, with the peak drilling season in Western Canada being during the winter months when the ground is frozen. During the spring, as the ice melts, drilling activity is restricted by the difficulty of moving equipment in muddy terrain.

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

Annual Report 2024

In the last few years, the Mexican government has introduced measures that increase the role of state-owned enterprises, particularly CFE and Pemex, in oil production and processing activity and electricity dispatch, giving them priority over private companies. Pemex has been charged with reversing production declines and has built a new refinery, but over the past year its financial situation has deteriorated and, in response, has reduced investments and delayed payments to suppliers, including Tenaris, with the result that oil production in Mexico is falling rapidly. For more information on our credit exposure to Pemex, see “Risk Factors _ Risks Relating to Our Business and Industry _ Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Drilling activity in Mexico and demand for our OCTG products dropped only slightly in 2020 as the country was protected from lower oil prices by a price hedging program. Following the pandemic, it increased moderately in 2022, was stable in 2023, but has collapsed in the second half of 2024, as Pemex reduced investments and supplier payments.

South America

Sales to customers in South America accounted for 19% of our sales of tubular products and services in 2024, compared to 22% in 2023 and 20% in 2022.

Our largest market in South America is Argentina. We also have significant sales in Brazil, Guyana and Colombia. We have manufacturing subsidiaries in Argentina, Brazil, Colombia and Ecuador, while in Guyana, we provide in-country services.

Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, such as the taxation of oil and gas exports, measures affecting gas and gasoline prices in the domestic market and other matters affecting the investment climate. Sales in Brazil are also affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras. For more information, please see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements and Rig Direct® services with national and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A. (“YPF”), the Argentine state-controlled company, and with other operators in the oil and gas sector. We strengthened our relationship with YPF in 2013 through a long-term agreement, which was renewed for an additional five-year term at the beginning of 2022, under which we provide Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves. In 2020, our sales were affected by ongoing uncertainties regarding the energy policies that would be adopted by a new government as well as the onset of the COVID-19 pandemic. Activity has since recovered and is expected to increase further as pipeline infrastructure is developed for transporting oil and gas from the prolific Vaca Muerta shale play to international markets. The country’s energy trade balance, which used to show a large deficit, is now starting to show a surplus as pipeline capacity has been developed to transport natural gas from Vaca Muerta to the main consuming regions of the country and to export oil. Further pipeline infrastructure, and possible LNG exporting infrastructure, is expected over the next years. We reactivated our welded pipe mill in Valentin Alsina, province of Buenos Aires, to supply pipes for the pipelines already constructed and under construction and these are supplemented by deliveries from our mill in Brazil.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing and tubing (including premium connections) and line pipe products, many of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. More recently, we have increased the sale of imported seamless products to Petrobras for offshore use, including the supply of seamless casing with premium connections, accessories and Rig Direct® services for use in the pre-salt area and seamless line pipe for use in offshore risers. In 2020, with the onset of the COVID-19 pandemic and the collapse in oil prices, Petrobras reduced its onshore drilling operations to focus on pre-salt offshore developments. In 2022 and 2023, offshore drilling activity increased as a result of the development of the Buzios and other pre-salt fields by Petrobras as well as other investments by major oil companies. Consumption of OCTG products in Brazil, doubled in 2023 and remained at a similar level in 2024. Demand for line pipe for pipeline projects, which has been at a very low level for some years, picked up in 2024 as a major offshore pipeline is being installed, while demand for offshore risers and flowlines has also increased. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies have been investing in Brazil, while Petrobras has focused investments in world class assets in deepwater.

Annual Report 2024

In Guyana and neighboring Suriname, offshore drilling activity has increased over the past few years following the discovery of large, cost competitive oil reserves. We are supplying casing for many of the exploration wells and, at the end of 2021, we were awarded a 10-year contract to supply large and medium diameter casing with Rig Direct®-alike services to the main deepwater offshore development projects in the Stabroek block. In 2024, we were also awarded the line pipe and insulation coating for a deepwater development in Suriname and the insulation coating for an offshore pipeline in Guyana. These developments are transforming the Guyana and Suriname economies and are yielding a significant new source of oil to global markets.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market grew in the previous decade as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In 2020, the pandemic-related collapse in oil prices resulted in a drop of drilling activity which recovered in 2021 and 2022. In 2023 and 2024, however, drilling activity has been affected by government policies aimed at reducing exploration activity while local protests and security concerns have increased at many drilling locations. Our principal customer in Colombia is Ecopetrol S.A. (“Ecopetrol”), to which we supply Rig Direct® services. In February 2025 we renewed our agreement with Ecopetrol for two years.

We also have sales in Ecuador, supplying Petroamazonas Ecuador S.A., which merged with EP PetroEcuador, the national oil company, as well as private operators. To increase local content, we have established a local OCTG threading facility in Machachi.

We were present in the Venezuelan OCTG market for many years and we maintained business relationships with Petróleos de Venezuela S.A. and the joint venture operators in the oil and gas sector until the imposition of economic sanctions by the Office of Foreign Assets Control (“OFAC”). Additionally, we maintained business relationships with Chevron in Venezuela until April 22, 2020, when their sanctions license expired. In 2023, Chevron was authorized to resume certain operations, which led to a limited resumption of sales in Venezuela but, on March 1, 2025, the US government decided not to renew the Chevron sanctions license.

Europe

Sales to customers in Europe accounted for 10% of our sales of tubular products and services in 2024, compared to 7% in 2023 and 8% in 2022.

Our single largest country market in Europe has traditionally been Italy. The market for steel pipes in Italy (as in much of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. In the past three years, demand for seamless pipes in these segments in Europe has declined reflecting the increase in energy prices following the Russian invasion of Ukraine and the prolonged decline in industrial production. In 2022, although activity was affected by the Russian invasion, our sales increased as prices rose to compensate higher costs, while in 2023, although activity declined, our sales remained stable reflecting a change in the competitive environment. In 2024, however, our sales declined reflecting lower activity and competitive pressures from low-cost imports from China and Ukraine.

In Europe, we also have significant sales to the oil and gas sector, particularly in the North Sea, but also in other areas like Romania and Turkey. Demand from this market is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities. In 2022, we ceased sales to Russia that would breach applicable sanctions imposed by the U.S., and the EU following the Russian invasion of Ukraine. Sales in the North Sea rose during 2023 and remained stable in 2024 as drilling and gas pipeline construction activity increased, but are expected to decline in 2025 as activity, particularly in the UK, is curtailed.

In 2024, Turkey was our largest country market in Europe, reflecting increased oil and gas activity and infrastructure development in the country. We supplied an offshore pipeline for a natural gas development in the Black Sea as well as premium OCTG used for onshore drilling and pipes for a gas storage project.

Annual Report 2024

Europe is also a region which we expect will be at the forefront of developments in low-carbon energy, including hydrogen storage and transportation, CCS, geothermal and waste-to-energy power generation. We are participating in these market segments where we expect to see growth in the coming years.

Asia Pacific, Middle East and Africa

Sales to customers in the Asia Pacific, Middle East and Africa accounted for 26% of our sales of tubular products and services in 2024, compared to 18% in 2023 and 11% in 2022.

Our largest single country markets in the region are Saudi Arabia and the United Arab Emirates. In Saudi Arabia, in response to policies that have been implemented to diversify the economy and increase local manufacturing, we have developed a substantial local manufacturing presence, first through the establishment of local premium threading facilities, and, more recently, through the acquisition of controlling participations in two welded pipe producers. In January 2019, we acquired 47.8% of SSPC, a listed ERW steel pipe producer. With the acquisition of SSPC, we also acquired a 35% share interest in GPC, a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. In May 2023, SSPC increased its participation in GPC to 57.3% when the German shareholder in GPC decided to exit. In 2022, we entered into a long-term agreement with Saudi Aramco for the supply of seamless OCTG products that prioritizes local production where possible. In 2023, we entered into a similar long-term agreement for LSAW OCTG products, while we also have medium-term supply agreements with Saudi Aramco for ERW OCTG and line pipe products. In 2024, we had a record year of sales in Saudi Arabia as, in addition to deliveries under these agreements, we made deliveries pursuant to a tender that was awarded to replenish stocks of premium OCTG as Saudi Aramco increased its gas drilling activity.

In the United Arab Emirates, we inaugurated an industrial complex with a newly-constructed premium threading facility, dedicated training facilities and an expanded service yard in February 2024. This followed the award, in August 2019, of a long-term agreement with Rig Direct® conditions, valued at $1.9 billion, to supply approximately half of the OCTG requirements of Abu Dhabi National Oil Company (“ADNOC”) in Abu Dhabi over the following five to seven years. At the end of 2024, ADNOC confirmed an extension to cover the full seven years as it confirmed an increase in drilling activity for 2025.

We have a wide-ranging presence in the rest of the region, with industrial facilities in Indonesia, China, Kazakhstan and Nigeria and service centers in various additional countries.

Our sales in this region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, and, more recently, OPEC+ countries, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, is pursuing strong growth in conventional and unconventional gas drilling activity. The main national oil companies in the Gulf have also increased investments to add oil and LNG production capacity as they seek to accelerate the monetization of their oil and gas reserves, although Saudi Arabia announced in 2024, that it would curtail its oil production capacity expansion plans.

In North Africa, there have been significant discoveries and development of offshore gas reserves in the Mediterranean in recent years and international oil companies have made investments in the region. In sub-Saharan Africa, after several years of limited investments, international oil companies began to gradually increase their investments in exploration and production in offshore projects from 2022.

Annual Report 2024

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

In the past few years, uprisings affected drilling activity in countries such as Syria, Libya and Yemen. In addition, for a number of years, U.S. and EU sanctions have affected production and exports in Iran.

In Indonesia and other markets in South East Asia and Oceania, drilling activity, particularly offshore drilling activity, is mainly affected by demand and prices for natural gas and LNG. The region is a major producer of natural gas and LNG particularly for the energy-hungry economies of China and North-East Asia.

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. Over the past 15 years, Chinese imports of OCTG products have remained at a very low level as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automobiles, which we have twice expanded. In 2020, we established a joint venture with Baotou Steel, a major domestic supplier of seamless pipes to the onshore oil and gas fields, for the construction of a premium threading facility located within our partner’s steelmaking facilities in Inner Mongolia. The new facility, which finishes pipes produced mainly by our joint venture partner, began production during the first quarter of 2022. Our participation in the joint venture is 60%. During 2022, Baotou Steel and Baosteel International Group (“Baosteel”) merged their seamless pipe businesses, but at the end of 2023, this merger was reversed, and we have resumed operations with our original joint venture partner.

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

Our sales in the greater region could be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, which could materially impact the operations of companies active in the region’s oil and gas industry. Our sales in the region can also be affected by the levels of inventories held by the principal national oil companies and their effect on purchasing requirements. For more information, please see “Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

Sales in the region declined to a low level in 2021 as a result of various factors, including the slowdown in investments in drilling activity as a result of the pandemic and reduction in oil demand and prices and ongoing inventory reductions at some of the region’s largest consumers such as Saudi Arabia and the United Arab Emirates. In 2022, our sales in the region began to recover while, in 2023, our sales benefited from a strong recovery in activity and inventory shortages. Our sales increased further in 2024 led by Saudi Arabia following a tender award to help Saudi Aramco to replenish inventory levels.

Annual Report 2024

Others

Our other products and services include sucker rods used in oil extraction activities, oil and gas services, namely fracking and coiled tubing services in Argentina, sales of pipe for plumbing applications from our Italian Piombino mill, coiled tubes used in oil and gas extraction activities, and sales of raw materials and energy that exceed our internal requirements.

On November 30, 2023, we acquired the pipe coating business of Mattr, which has nine pipe coating facilities and two R&D centers around the world, and is a global leader in anti-corrosion and insulation coating for offshore pipelines. The acquired plants are complementary to our coating plants in Argentina, Brazil, the United States, Italy, Nigeria and Saudi Arabia. Although we reported the sales of the newly acquired in the “Others” segment for the remainder of 2023, as we advanced with the integration of the business with our Tubes operations, we began reporting these results within our Tubes operating segment.

Net sales of other products and services amounted to 5% of total net sales in 2024, compared to 5% in 2023 and 5% in 2022.

During 2022, we closed down our Brazilian industrial equipment business.

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

Over the past two decades, substantial investments have been made, especially in China but also in other regions around the world, to increase production capacity of seamless steel pipe products. Production capacity for more specialized product grades has also increased. With the downturn between 2014 and 2016 in the price of oil and demand for tubes for oil and gas drilling, the overcapacity in steel pipe and seamless steel pipe production worldwide became acute, extending beyond commodity grades. This situation has been accentuated by the prospect of limited demand growth in an energy transition. Effective competitive differentiation and industry capacity closures will be key factors for Tenaris.

Our principal competitors in steel pipe markets worldwide are described below.

Annual Report 2024
  Vallourec S.A. (“Vallourec”), a French company, has mills in Brazil, China, and the United States. Vallourec has a strong presence in the U.S. and Brazilian markets for OCTG and line pipe products and the Brazilian market for industrial products, as well as a significant market share in the international market with customers primarily in the Middle East, Africa and Asia Pacific. Vallourec is an important competitor in the international OCTG market, particularly for high-value premium joint products. Prior to the 2014-16 downturn in oil prices, Vallourec increased its production capacity by building mills in Brazil (jointly with Nippon Steel Corporation “NSC”) and Youngstown, Ohio, acquiring tubular businesses in the United States and Saudi Arabia, and acquiring a Chinese seamless steel producer. Since then, Vallourec has carried out two major financial restructuring processes and has emerged as a financially stable company with a reduced industrial perimeter under new management and owners. In the second financial restructuring, Vallourec’s creditors, including Apollo, a private equity house, assumed effective control. Under the same restructuring, Vallourec closed its German mills during 2023 and invested EUR100 million in its Brazilian mills to enable the transfer of its specialized products for oil and gas customers from Germany to Brazil. In 2024, ArcelorMittal S.A. (“ArcelorMittal”) acquired Apollo’s entire shareholding (28.4% of voting rights and 27.5% of the share capital) and became its reference shareholder.
  U.S. Steel Corporation (“U.S. Steel”), a large U.S. steel manufacturer, has long been a significant player in the U.S. market for seamless OCTG and line pipe. During the pandemic-induced downturn, it closed its large diameter seamless pipe mill in Lorain and the welded pipe facilities it acquired from Lone Star in 2008 to focus its pipe business on its medium range seamless pipe mill in Fairfield, Alabama where it also constructed an EAF steel mill to have a fully integrated facility.  In December 2023, U.S. Steel and NSC announced that they had entered into a definitive agreement pursuant to which NSC will acquire U.S. Steel, but have been unable to complete the transaction due to regulatory decisions.
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
  Over the past two decades, TMK, a Russian company, led the consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman. More recently, however, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and selling IPSCO to Tenaris, as well as strengthening its position in its domestic market by acquiring Chelpipe, the second Russian producer of seamless pipes in 2021. In 2022, following the Russian invasion of Ukraine, the API withdrew its license for products produced in TMK’s mills in Russia. Russian producers or their controlling shareholders are now subject to U.S., EU and UK sanctions, among others, and are now largely prevented from competing in several markets.
  In the Middle East, particularly in Saudi Arabia, which has implemented policies to encourage local production for its oil and gas industry, several pipe mills were established, including a seamless pipe mill built by Jubail Energy Services Company (“JESCO”), a company established with majority participation from a state-backed industrial development company, and a seamless pipe mill originally built by a joint venture of ArcelorMittal and local shareholders (“AMTJ”). These local players have been strengthening their capabilities and, between them, have taken a leading share of the pipes supplied to Saudi Aramco as well as exporting to other countries in the Middle East and the rest of the world. In 2021, JESCO and AMTJ, who were both operating with losses, combined their operations at the behest of the Saudi Public Investment Fund.
57

Annual Report 2024
  Over the past two decades, Chinese producers increased production capacity substantially and strongly increased their exports of steel pipe products around the world. Due to unfair trading practices, many countries, including the United States, the EU, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. In 2009, the largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan to build a new seamless pipe facility in the United States in Corpus Christi, Texas; heat treatment and pipe finishing facilities were constructed but steelmaking and hot rolling facilities have not been completed. As part of a financial restructuring, a 51% shareholding in TPCO was sold to Shanghai Electric Group and has now been sold on to Citic Group Corporation Ltd. (“Citic”), a state-owned conglomerate. Although producers from China compete primarily in the “commodity” sector of the market, several of these producers, including Baosteel, Hengyang and TPCO, have developed and are selling more sophisticated products, particularly in the domestic market.
  Although the tubes and pipes business in the United States and Canada has experienced significant consolidation over the years, many new players have built pipe mills in the United States. These include, in addition to TPCO, Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, now known as PTC Liberty Tubulars and part of the PTC Alliance; Benteler A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; and a plethora of welded pipe mills established by subsidiaries of foreign pipe producers, such as SeAH Steel (“SeAH”), of Korea and JSW Group (“JSW”), of India. North American pipe producers, including US Steel, are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.
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
  ArcelorMittal has seamless pipe mills in Romania and South Africa as well as a 33.3% participation as technical partner in AMTPJ in Saudi Arabia. It also has a number of welded pipe mills in North America and Europe, supplying the industrial and automotive sectors. In 2024, ArcelorMittal acquired 28.4% of the voting rights (representing a 27.5% of the share capital) in Vallourec, becoming its reference shareholder.

Producers of steel pipe products can maintain strong competitive positions in markets where they have their pipe manufacturing facilities due to logistical and other advantages that permit them to offer value-added services and maintain strong relationships with domestic customers, particularly in the oil and gas sectors. We have established strong ties with major consumers of steel pipe products in the home markets of our manufacturing subsidiaries, reinforced by Rig Direct® services, as discussed above.

Annual Report 2024

Capital Expenditure Program

During 2024, our capital expenditures, including investments at our plants and information systems (“IT”), amounted to $694 million, compared to $619 million in 2023 and $378 million in 2022. Of all capital expenditures made during 2024, $636 million were invested in tangible assets, compared to $571 million in 2023 and $346 million in 2022.

In 2024, we continued investing in new environmental and health and safety solutions, enhancing efficiency in our industrial plants, automation and digitalization of our processes and increasing product differentiation.

The major highlights of our capital spending program during 2024 included:

  initial activities for a second wind farm in Argentina (investment to be completed in 2025);
  the construction of a photovoltaic power plant in Italy and Romania;
  the revamping and upgrade of one of Siderca’s electric arc furnace with energy efficient Consteel® technology;
  the completion of the upgrade of the Koppel steelmaking exhaust fumes system, to reduce emissions and improve the mill’s health and safety conditions;
  the revamping and upgrade of our existing lines to improve the standards of industrial efficiency, including the revamping of the 20” FTM finishing Line in Dalmine, Italy;
  the upgrading of Dopeless® production capabilities in Dalmine, Italy and Silcotub, Romania;
  the progressive rollout of our office redesign project aimed at aligning our workspace to a more contemporary way of working; and
  additional fracking equipment for our oil and gas services business in Argentina.

Investments in information systems and other intangible assets totaled $58 million in 2024, compared to $48 million in 2023 and $32 million in 2022.

Our 2024 IT capital expenditure program focused on:

  continuous advancement of our new production programming and scheduling system (“SIP”) in Europe;
  alignment of our systems to the 13th edition of the API 5CT specification;
  advancements in our multi-year industrial infrastructure and cybersecurity programs, in particular in Mexico; and
  continuous improvement of our commercial digital offer.

Capital expenditures in 2025 are expected to contribute to our strategic objectives, including the reduction of the carbon emissions intensity of our operations. The investment program for 2025 includes, among others:

  the completion of a second wind farm in Argentina, together with other energy-saving initiatives;
  the expansion of the coupling shop in Silcotub, Romania;
  the expansion of our service yard in Midland, Texas, U.S., to sustain local operations;
  equipment upgrade and renovation in most of our internal laboratories;
  industrial infrastructures upgrades, including cranes and building improvements in Canada and Mexico;
  investments aimed at enhancing efficiency and health and safety conditions in all production units; and
  the continued rollout of our offices redesign project aimed at aligning our workspace to a more contemporary way of working.
59

Annual Report 2024

Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, purchased from the local electricity markets, provided from our own renewable wind farm and other renewable sources, and from thermal-electric power production. Our welded steel pipe products are processed from purchased steel coils and plates.

The weight of the different steelmaking raw materials and steel vary with the proportion of seamless and welded pipes in the total production mix and among the different production facilities in our industrial system, as well as the specifications of the final products and other factors. On average, in 2024, steel scrap, pig iron, HBI and DRI represented approximately 22% of our steel pipe products’ costs, while purchased steel in the form of billets, coils or plates represented approximately 15%, with direct energy accounting for approximately 3%.

The above raw material inputs are subject to price volatility caused by supply, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see “Risk Factors – Risks Relating to Our Business and Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”. The costs of steelmaking raw materials and of steel coils and plates were subject to high levels of volatility during 2022 as they were affected by the Russian-Ukraine armed conflict, and the sanctions being imposed on Russian individuals, companies and institutions. They returned to more stable levels in 2023 and declined in 2024. For more information, see “Risk Factors – Risks Relating to Our Business and Industry – Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international suppliers. In Argentina we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy we purchase pig iron and ferrous scrap from local and regional markets. In Mexico we import our pig iron and HBI requirements and purchase scrap from domestic and international markets. In Romania we source ferrous scrap from the domestic market and we import pig iron. In the United States, we source scrap from the local market to supply our steelmaking facility, and purchase pig iron from international markets.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions.

Annual scrap prices decreased in 2024. As a reference, prices for the U.S. East Coast Shredded Scrap, published by Platts, averaged $375 per ton in 2024 and $391 per ton in 2023, while they averaged $428 per ton in 2022. Steel scrap prices declined to a two-year low, pressured by an oversupply of low-cost Chinese rebar in the steel market, which has affected scrap purchases from Turkey, a major consumer of steel scrap exports.

Decarbonization efforts, as well as increasing production of steel in electric arc furnaces, have been supporting prices and are likely to put upwards pressure on prices going forward as availability of high-quality scrap becomes increasingly scarce. in relation to demand.

In 2024, Brazil and Ukraine remained the largest pig iron suppliers to the American and European markets because of the significant decrease in supply from Russia. In 2024, the global pig iron market experienced a 1.3% decrease in production compared to 2023. This decrease is attributed also to decarbonization efforts which are resulting in lower demand for pig iron. Prices showed a downward tendency during 2024, reaching levels of around $440 per ton in early 2025.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions.

Annual Report 2024

Iron ore

We consume iron ore in the form of pellets for production of DRI in Argentina. Siderca’s consumption of iron ore during 2024 was approximately 958 thousand tons, supplied by Vale International S.A. and Samarco Mineração S.A. from Brazil, and Iron Ore Company (“IOC”) from Canada. Annual iron ore prices remained at low levels during 2024 in comparison to 2023, falling in October to the lowest level in two years. As a reference, prices for IODEX 62% Fe Index, published by Platts, averaged $109 per ton in 2024, in comparison to $120 per ton in 2023 and $120 per ton in 2022. After reaching $143 per ton in January 2024, iron ore prices fell to $89 per ton in September 2024, followed by a slight recovery to $105 per ton in February 2025.

Pellet premiums’ prices averaged $40 per ton in 2024, and $45 per ton in 2023, while they averaged $72 per ton in 2022. The DR pellet market had a price decrease in 2023 as demand from Europe and Middle East and Africa remained weak throughout the year. At the end of 2023, prices had a seasonal increase, followed by a downturn in prices in January 2024, which was sustained during the whole year, due to weak steel market worldwide and tight margins. During 2024, Chinese steel exports reached record levels, with more competitive prices than other regions, resulting in an oversupply in the global market. This situation put pressure on steel prices, as well as on steelmaking raw materials.

Ferroalloys

The purchase of ferroalloys is coordinated globally to ensure supply for each of our steel shops. International prices of ferroalloys can vary substantially within a short period of time.

In 2023, demand for ferroalloys was weak to the point some materials traded beneath the production costs of many producers, forcing them to curtail production mainly in Europe and India. Lower material availability and rising production costs, such as electricity, supported a rebound in ferroalloys’ prices from September levels to the end of the year.

In the first half of 2024, manganese alloys saw a sharp price increase, driven by the prolonged suspension of a major mine in Australia. However, in the second half, weak market demand offset the lack of supply.

Molybdenum prices remained strong and stable throughout 2024, driven by robust demand from the oil and gas and defense industries, along with rising production in China and Peru.

Round steel bars

We mainly satisfy our steel bars and ingots requirements with materials produced in our steelmaking facilities in Argentina, Italy, Mexico, Romania and the United States. We complement this internal supply with limited purchases of steel bars and ingots from third parties as required, particularly for use in our seamless steel pipe facilities in the United States.

In Canada, we mainly source our steel bars requirements from our integrated facilities in Argentina, Italy, Mexico, Romania and United States.

In the United States, we own a steel shop facility in Koppel, Pennsylvania. After having completed certain investments in 2021, this facility provides a significant portion of the steel bars required by our Bay City and Ambridge mills. We also use steel bars imported from our integrated facilities in Romania, Italy, Argentina and Mexico. These imports have been excluded from Section 232 tariffs, by application of certain commercial agreements (between the U.S. and the EU, and between the U.S. and Mexico), but, under the reset of these Section 232 tariffs made by the new U.S. administration, tariffs on these imports are being applied since March 12, 2025. Additionally, we have contracts in place with Nucor Steel and U.S. Steel to purchase a portion of the steel bar requirements in our Bay City mill.

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

Steel coil market prices in 2024 decreased 14%. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $850 per metric ton in 2024, $991 per metric ton in 2023, in comparison with $1,128 per metric ton in 2022.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils are supplied by Nucor Steel which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near to our principal welded pipe facility in the United States. During 2024, Nucor Steel supplied steel coils under a long-term purchase agreement, which is due to expire at the end of 2026.

In Canada, we have restarted negotiations with the main local suppliers to reach long-term agreements for our welded pipe operations. Among such suppliers are ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Algoma Steel, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

We also purchase steel coils and plates for our welded pipe operations in South America (Colombia, Brazil and Argentina). In Brazil, principally from Gerdau S.A., ArcelorMittal Tubarão and Usiminas, a subsidiary of Ternium. In Argentina from Ternium Argentina S.A. (“Ternium Argentina”), a subsidiary of Ternium, and from Ternium’s facilities in Mexico. In addition, in Brazil we also source plates from international suppliers when not produced domestically.

In Saudi Arabia, we mainly purchase steel coils from the local market for SSPC and plates from China for GPC.

Annual Report 2024

Energy

We consume substantial quantities of electric energy, mainly at our electric steel shops in Argentina, Italy, Mexico, Romania and the United States.

In Argentina, our local electric energy requirements are satisfied through supply from a 100MW wind farm, which was built with an investment of around $200 million and has been accounting for around 50% of the consumption of our main industrial facility in Campana since October 2023, purchases in the local market, and supply from a 35-megawatt thermo-electric power generating plant located within the Campana facility. In Dalmine, Italy, we have a 120-megawatt power generation facility which is designed to have sufficient capacity to meet most of the electric power requirements of the operations. The additional energy needed to cover the peaks of consumption is partially purchased through a power purchase agreement (“PPA”) with Axpo Italia started in November 2024 for 15 GWh/year of electricity produced from a solar plant. The residual energy required and the excess produced are purchased and sold to the market while heat is sold for district heating or used internally. In Mexico, our electric power requirements are mainly satisfied by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our energy requirements are furnished by the Mexican government-owned CFE. In October 2024 a new Energy constitutional reform was approved in which Mexico’s two largest energy state-owned companies, Pemex and CFE, have been reclassified as public state enterprises, emphasizing their role in serving the “public interest”. The reform also clearly states that private activities in the electricity industry will not take precedence over public enterprises. The potential impact on the energy supply and its cost related to this reform will not be known until the publication of the secondary regulation in the coming months. For more information, see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. In Romania and the United States, we source electric energy from the local market.

We consume substantial volumes of natural gas in Argentina, for the generation of DRI in addition to the requirements for producing seamless pipes. Tecpetrol S.A. (“Tecpetrol”), a San Faustin subsidiary, is our main natural gas supplier in Argentina under market conditions and according to local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A. (“TGN”), a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. In order to meet our transportation requirements for natural gas above volumes contracted with TGN, we also have agreements with Naturgy S.A. (“Naturgy”), for a maximum transportation capacity corresponding to approximately 970,000 cubic meters per day. For the final transportation phase, we also have a supply contract with Naturgy. Both contracts with Naturgy are in place until April 2025 and are expected to be renewed.

In addition to the amount of gas consumed at our Italian plants, we also require a substantial volume of natural gas to feed our power generation facility in Italy. Our natural gas requirements for the power generation facility are currently supplied by Edison Energia S.p.A while the natural gas consumed at our Italian plants is supplied by Eni S.p.A.

Our costs for electric energy and natural gas vary from country to country. Prior to late 2021, energy costs remained generally flat due to the increasing availability of natural gas from shale plays and additional renewable energy generation at more competitive prices. In a context of uncertainty regarding future energy prices, in December 2020, the Argentine government launched a new gas plan to increase natural gas supply following a drop from the maximum levels reached in 2019. Because winter demand for natural gas has outpaced supply, Argentina has been required to import natural gas from Bolivia and Chile and LNG from the international market at high prices, in addition to using liquid fuel to generate electricity. In mid-2023, the Gasoducto Perito Francisco Pascasio Moreno was completed increasing the supply and improving costs through substantially lower use of LNG and/or liquid fuel. In late 2021, energy and gas prices increased, particularly in Europe. The Russian invasion of Ukraine led to renewed volatility in energy commodity prices, accelerated by the low level of inventories throughout the first half 2022, reaching a peak in late August and then slowly stabilizing at high levels. In early 2023, European electricity prices fell to pre-war levels, thanks to lower gas prices, mainly due to a particularly mild winter, and remained relatively stable throughout 2023 and much of 2024. In late 2024 prices rose during the winter months as colder winter weather led to a rapid drawdown of gas in storage. See “Risk Factors – Risks Relating to Our Business and Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability”, “Risk Factors – Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”, and for more information on the impact on our business of the armed conflict in Ukraine, see “Risk Factors - Risks Relating to Our Business and Industry - Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”.

On November 1, 2023, the Company’s board of directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of the facilities in Campana and reduce the CO2 emissions by a further 102,500 tons per year. This investment is expected to be completed during 2025.

Annual Report 2024
Product Quality Standards

For information on Tenaris’s product quality standards, please refer to "Sustainability Statement - Social - Our Value Chain” in this annual report.

Research and Development

For information on Tenaris’s research and development, please refer to "Sustainability Statement - Social - Our Value Chain” in this annual report.

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practices. However, we do not carry business interruption insurance. Our current general liability coverage includes third party, employers, sudden and accidental seepage and pollution and product liability, up to a limit of $350 million. Our current property insurance has an indemnification cap up to $250 million for direct damage, considering all plants; and a deductible of $75 million.

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

In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the United States, which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the United States announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the EU updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”), to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.

As previously reported, Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris did not, directly or indirectly, deliver any goods or services to Iran or Iranian companies during 2024 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

As of December 31, 2024, the Company’s subsidiary, Tenaris Global Services S.A., maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.

All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2024.

The Company has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, the Company is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. No affiliate of the Company reported any Iran related activity for the year ended December 31, 2024.

Annual Report 2024

Organizational Structure and Subsidiaries

Principal Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2024, 2023 and 2022.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2024	2023	2022
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
BREDERO SHAW INTERNATIONAL B.V. and subsidiaries	Netherlands	Holding company and supplier of pipe coating services	100%	100%	NA
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial operations	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

Annual Report 2024

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited, 49% of Amaja Tubular Services Limited, 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until 2022 held 98.4% of Tenaris Supply Chain S.A.

(a) Dalmine S.p.A holds 57% of Immobiliare Cultura Industriale S.R.L.

(b) Tenaris holds 50% of the voting rights and Ternium owns the remaining 50%. Exiros provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement. Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(c) Saudi Steel Pipe Company is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the members of the board of directors, therefore Tenaris has control over SSPC. Since May, 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over GPC.

(d) Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Other Investments

Ternium

As of December 31, 2024, the Company held 11.46% of Ternium’s share capital, representing 11.70% of its voting rights. Ternium is a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE.

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l. (“Techint Holdings”), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, pursuant to which Techint Holdings is required to take actions within its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company to be removed only pursuant to previous written instructions from the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Pursuant to this shareholders agreement, Carlos Condorelli currently serves as the Company-nominated director of Ternium; and Alicia Móndolo has been nominated as the new Company-nominated director of Ternium, to be appointed at the next annual general meeting of shareholders of Ternium that will be held on May 6, 2025.

The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

  four out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
  both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”) and under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder, dated January 9, 2006 Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.
65

Annual Report 2024

Usiminas

At December 31, 2024, Tenaris held, through its Brazilian subsidiary, Confab, 47.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 6.76% of its shares with voting rights, 3.96% of its total share capital, and 9.8% of Usiminas’ control group.

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

On July 3, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), acquired an additional 68.7 million ordinary shares of Usiminas, at a price of BRL10 per ordinary share. Tenaris paid approximately BRL110 million (approximately $22.7 million) in cash for approximately 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%.

The Usiminas control group comprises the T/T Group that is formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising NSC, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas.

At December 31, 2024, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the Usiminas’ control group’s participation corresponding to Ternium’s subsidiaries, and the remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in Usiminas’ control group.

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

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas’ control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at $2.0584 per share. Confab will have the right (but not the obligation) to participate in each such transaction pro rata to its current participation in the T/T Group.

Annual Report 2024

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

In the last few years, the Mexican government made various attempts to modify rules and regulations governing the energy market in Mexico with potential impact on the energy supply and its cost. For more information on the risks associated with the energy reform in Mexico, see “Risk Factors - Risks Relating to Our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”.

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

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Risk Factors”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

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

Annual Report 2024

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

Summary of results

Our sales in 2024 amounted to $12.5 billion with a decrease of 16% compared to 2023, primarily reflecting a decline in market prices for our tubular products used in onshore drilling applications in the Americas, lower drilling activity in Mexico and Colombia, lower shipments for pipeline projects in Argentina and lower sales of mechanical pipes in Europe. On the other hand, sales in the Middle East reached a record level as Saudi Aramco replenished OCTG stocks and increased gas drilling activity. EBITDA1 and margins also declined to $3.1 billion, being further affected by a $107 million loss from a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Net income amounted to $2.1 billion, or 17% of net sales, and was affected by a reduction of $43 million from our participation in Ternium related to the same case.

1 EBITDA is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.

Annual Report 2024

Cash flow provided by operating activities amounted to $2.9 billion during 2024. This was used to fund capital expenditures of $694 million, with the remainder distributed to shareholders through dividend payments of $758 million and share buybacks for $1,440 million in the year. We maintained a net cash position2 of $3.6 billion at the end of December 2024.

Outlook

Oil prices remain relatively stable (as they have done over the past two years) with OPEC+ maintaining their voluntary production cuts in the face of limited global demand growth. European and US natural gas prices have, however, risen as relatively cold winter weather and the cutoff of Russian supply have led to a rapid drawdown in inventories.

These prices and the continuing balance between oil and gas demand and supply should continue to support overall investment in oil and gas drilling activity, as well as OCTG demand, at current levels, albeit with some regional nuances.

In North America, consolidation among major operators and drilling efficiencies led to a drop in US drilling activity last year, which has now stabilized, while OCTG consumption per rig has been increasing. In Latin America, drilling activity is increasing in Argentina, as investment in pipeline and LNG infrastructure investment for the Vaca Muerta shale moves forward, while, in Mexico, it has been affected by financial constraints on Pemex. In the Middle East, some reduction in oil drilling has taken place in Saudi Arabia while gas drilling has risen, and, in Abu Dhabi, oil drilling is increasing.

OCTG reference prices in North America, which fell steadily for two years until the second half of 2024, have so far recovered by 9% from their August low and could rise further following the US government’s announced reset of Section 232 tariffs on all imports of steel products without exception.

In this environment, we expect our sales and EBITDA3 (excluding extraordinary effects) in the first quarter of 2025 to be in line with those of the last quarter of 2024 before rising moderately in the second quarter of 2025. Beyond that, likely changes in US tariffs and their possible ramifications on trade flows will introduce a new dynamic with a high level of uncertainty for costs and prices to our results.

[2] Net cash position is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.
3 EBITDA is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.

Annual Report 2024

Operating Results

The following discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements included in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See “Presentation of Certain Financial and Other Information - Accounting Principles” and “II. Accounting Policies A. Basis of presentation” and “B. Group accounting” to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2024	2023	2022

Selected consolidated income statement data

Net sales	12,523,934	14,868,860	11,762,526
Cost of sales	(8,135,489)	(8,668,915)	(7,087,739)
Gross profit	4,388,445	6,199,945	4,674,787
Selling, general and administrative expenses	(1,904,828)	(1,919,307)	(1,634,575)
Impairment charge (1)	-	-	(76,725)
Other operating income (expenses), net	(64,768)	35,770	(212)
Operating income	2,418,849	4,316,408	2,963,275
Finance income	242,319	213,474	80,020
Finance cost	(61,212)	(106,862)	(45,940)
Other financial results	(52,051)	114,365	(40,120)
Income before equity in earnings of non-consolidated companies and income tax	2,547,905	4,537,385	2,957,235
Equity in earnings of non-consolidated companies	8,548	95,404	208,702
Income before income tax	2,556,453	4,632,789	3,165,937
Income tax	(479,680)	(674,956)	(617,236)
Income for the year	2,076,773	3,957,833	2,548,701

Income attributable to (2):
Shareholders' equity	2,036,445	3,918,065	2,553,280
Non-controlling interests	40,328	39,768	(4,579)
Income for the year (2)	2,076,773	3,957,833	2,548,701

Depreciation and amortization	(632,854)	(548,510)	(607,723)
Weighted average number of shares outstanding (3)	1,127,490,970	1,178,876,142	1,180,536,830
Basic and diluted earnings per share	1.81	3.32	2.16
Dividends per share (4)	0.67	0.54	0.45

(1)	Impairment charge in 2022 represents a charge of $77 million to the carrying value of certain idle assets.
(2)	IAS 1, requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to Shareholders’ equity.
(3)	Weighted average number of shares does not include treasury shares.
(4)	Dividends per share correspond to the dividends paid in respect of the year divided by the weighted average number of shares outstanding in the period.

Annual Report 2024

Thousands of U.S. dollars (except number of shares)	At December 31,
	2024	2023	2022

Selected consolidated financial position data

Current assets	9,236,180	10,504,459	8,468,596
Property, plant and equipment, net	6,121,471	6,078,179	5,556,263
Other non-current assets	5,092,474	4,499,257	3,525,387
Total assets	20,450,125	21,081,895	17,550,246

Current liabilities	2,636,657	2,901,975	2,788,423
Non-current borrowings	11,399	48,304	46,433
Deferred tax liabilities	503,941	631,605	269,069
Other non-current liabilities	484,293	469,574	411,884
Total liabilities	3,636,290	4,051,458	3,515,809

Shareholders' equity	16,593,257	16,842,972	13,905,709
Non-controlling interests	220,578	187,465	128,728
Total equity	16,813,835	17,030,437	14,034,437

Total liabilities and equity	20,450,125	21,081,895	17,550,246

Share capital	1,162,758	1,180,537	1,180,537
Number of issued shares (1)	1,162,757,528	1,180,536,830	1,180,536,830

(1)	Number of issued shares includes treasury shares.

Annual Report 2024

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2024	2023	2022

Net sales	100.0	100.0	100.0
Cost of sales	(65.0)	(58.3)	(60.3)
Gross profit	35.0	41.7	39.7
Selling, general and administrative expenses	(15.2)	(12.9)	(13.9)
Impairment charge	-	-	(0.7)
Other operating income (expenses), net	(0.5)	0.2	(0.0)
Operating income	19.3	29.0	25.2
Finance income	1.9	1.4	0.7
Finance cost	(0.5)	(0.7)	(0.4)
Other financial results	(0.4)	0.8	(0.3)
Income before equity in earnings of non-consolidated companies and income tax	20.3	30.5	25.1
Equity in earnings of non-consolidated companies	0.1	0.6	1.8
Income before income tax	20.4	31.2	26.9
Income tax	(3.8)	(4.5)	(5.2)
Income for the year	16.6	26.6	21.7

Income attributable to:
Shareholders' equity	16.3	26.4	21.7
Non-controlling interests	0.3	0.3	(0.0)

Fiscal Year Ended December 31, 2024, Compared to Fiscal Year Ended December 31, 2023

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2024		2023
Tubes	11,907	95%	14,185	95%	(16%)
Others	617	5%	684	5%	(10%)
Total	12,524	100%	14,869	100%	(16%)

Annual Report 2024

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2024	2023
Seamless	3,077	3,189	(4%)
Welded	852	953	(11%)
Total	3,928	4,141	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2024	2023
Net sales
- North America	5,432	7,572	(28%)
- South America	2,294	3,067	(25%)
- Europe	1,143	1,055	8%
- Asia Pacific, Middle East & Africa	3,038	2,491	22%
Total net sales	11,907	14,185	(16%)
Services performed on third party tubes ($ million)	484	165	193%
Operating income	2,305	4,183	(45%)
Operating income (% of sales)	19.4%	29.5%

Net sales of tubular products and services decreased 16% to $11,907 million in 2024, compared to $14,185 million in 2023 due to a 5% decrease in volumes and a 12% decrease in average selling prices, primarily reflecting a decline in market prices for our tubular products used in onshore drilling applications in the Americas, lower drilling activity in Mexico and Colombia, lower shipments for pipeline projects in Argentina and lower sales of mechanical pipes in Europe. On the other hand, sales in the Middle East reached a record level as Saudi Aramco replenished OCTG stocks and increased gas drilling activity, while sales in Europe were boosted by an exceptional level of sales for offshore and onshore projects in Turkey.

Operating results from tubular products and services amounted to a gain of $2,305 million in 2024 compared to a gain of $4,183 million in 2023. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on sales and margins. Additionally, in 2024 our Tubes operating income includes a charge of $107 million from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses.

Annual Report 2024

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2024	2023
Net sales	617	684	(10%)
Operating income	113	133	(15%)
Operating income (% of sales)	18.4%	19.5%

Net sales of other products and services decreased 10% to $617 million in 2024, compared to $684 million in 2023.

Operating results from other products and services amounted to a gain of $113 million in 2024, compared to a gain of $133 million in 2023.

Selling, general and administrative expenses, or SG&A, amounted to $1,905 million in 2024, representing 15.2% of sales, and $1,919 million in 2023, representing 12.9% of sales. SG&A expenses increased as a percentage of sales due to the 16% decline in revenues, mainly due to lower Tubes average selling prices and an increase of fixed costs.

Other operating results amounted to a loss of $65 million in 2024, compared to a gain of $36 million in 2023. In 2024 we recorded a $107 million loss from provision for the ongoing litigation related to the acquisition of a participation in Usiminas. In 2023 other operating income includes a non-recurring gain of $33 million corresponding to the transfer of the awards related to the Company’s Venezuelan nationalized assets.

Financial results amounted to a gain of $129 million in 2024, compared to a gain of $221 million in 2023. While net finance income increased due to a higher net financial position, net foreign exchange results decreased significantly in respect to the previous year.

Equity in earnings of non-consolidated companies generated a gain of $9 million in 2024, compared to a gain of $95 million in 2023. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in 2024 were negatively affected by a $43 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $480 million in 2024, compared to $675 million in 2023. The lower income tax charge mainly reflects the reduction in results at several subsidiaries.

Annual Report 2024

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

Annual Report 2024

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

Financial results amounted to a gain of $221 million in 2023, compared to a loss of $6 million in 2022. 2023 results are mainly derived from net foreign exchange gains of $209 million, mainly related to the positive effect of the devaluation of the ARS over a net short exposure in that currency. These positive FX results were partially offset by a $95 million loss from the change in the fair value of U.S. dollar-denominated Argentine bonds when distributed and disposed abroad. Additionally, our net cash position4 yielded a net interest gain of $107 million in the year.

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

Annual Report 2024

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2024	2023	2022

Net cash provided by operating activities	2,866	4,395	1,167
Net cash used in investing activities	(1,397)	(2,687)	(164)
Net cash used in financing activities	(2,399)	(1,125)	(178)
(Decrease) increase in cash and cash equivalents	(930)	584	825

Cash and cash equivalents at the beginning of year (excluding overdrafts)	1,617	1,091	318
Effect of exchange rate changes	(25)	(58)	(52)
(Decrease) increase in cash and cash equivalents	(930)	584	825
Cash and cash equivalents at the end of year (excluding overdrafts)	661	1,617	1,091

Cash and cash equivalents at the end of year (excluding overdrafts)	661	1,617	1,091
Bank overdrafts	14	21	0
Other current investments	2,373	1,970	438
Non-current investments	998	398	114
Derivatives hedging borrowings and investments	-	-	6
Current borrowings	(426)	(535)	(682)
Non-current borrowings	(11)	(48)	(46)
Net cash at the end of the year	3,609	3,422	921

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2024, cash flow provided by operating activities amounted to $2,866 million (including a decrease in working capital of $287 million), we re-purchased $1.4 billion of our shares under the buy-back programs, our capital expenditures amounted to $694 million, and we paid dividends amounting to $758 million. At the end of the year, we had a net cash position5 of $3.6 billion, compared to $3.4 billion at the beginning of the year.

[5] Net cash position is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.

Annual Report 2024

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

As of December 31, 2024, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 20% of total assets compared to 19% at the end of 2023.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers.

We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2024, and December 31, 2023, U.S. dollar denominated liquid assets, plus investments denominated in other currencies hedged to the U.S. dollar, represented 93% and 84% of total liquid financial assets, respectively.

Fiscal Year Ended December 31, 2024, Compared to Fiscal Year Ended December 31, 2023

Operating activities

Net cash provided by operations during 2024 amounted to $2,866 million, compared to $4,395 million during 2023. This decrease was mainly attributable to a lower income for the year in 2024, which amounted to $2.1 billion in 2024 and $4.0 billion in 2023. Working capital variation showed a reduction of $287 million in 2024, while in 2023 there was a working capital decrease of $182 million. For more information on cash flow disclosures and changes to working capital, see note 30 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities amounted to $1,397 million in 2024, compared to net cash used in investing activities of $2,687 million in 2023. In 2024, we increased our financial investments by $821 million compared to an increase of $1,857 million in 2023, while capital expenditures amounted to $694 million in 2024 compared to $619 million in 2023. In 2024, we received $31 million related to post-closing purchase price adjustments of a completed acquisition, while in 2023 we paid $266 million in acquisitions.

Annual Report 2024

Financing activities

Net cash used in financing activities amounted to $2,399 million in 2024, compared to $1,125 million in 2023. In 2024, we repurchased Company shares, under share buyback programs, for an amount of $1.4 billion, whereas in 2023, we repurchased $0.2 billion of Company shares. Dividends paid during 2024 amounted to $758 million and to $637 million during 2023. During 2024, we had net repayments of borrowings of $129 million, while in 2023 we had net repayments from borrowings of $208 million.

Our total liabilities to total assets ratio was 0.18:1 as of December 31, 2024, and 0.19:1 as of December 31, 2023.

Fiscal Year Ended December 31, 2023, Compared to Fiscal Year Ended December 31, 2022

Operating activities

Net cash provided by operations during 2023 amounted to $4,395 million, compared to $1,167 million during 2022. This increase was mainly attributable to the working capital variation which amounted to a reduction of $182 million in 2023, while in 2022 there was a working capital increase of $2,131 million. The annual variation in working capital was mainly attributed to a decrease of $187 million in inventories and $154 million in trade receivables, partially offset by a decrease of $149 million in trade payables and $102 million in customer advances, compared to an increase of $1,330 million in inventories and $1,208 million in trade receivables in 2022. The increase in net cash provided by operations is also due to better results, as net income amounted to $3,958 million in 2023, compared to a net income of $2,549 million in 2022. For more information on cash flow disclosures and changes to working capital, see note 30 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities amounted to $2,687 million in 2023, compared to net cash used in investing activities of $164 million in 2022. In 2023, we increased our financial investments by $1,857 million compared to a decrease of $123 million in 2022, while capital expenditures amounted to $619 million in 2023 compared to $378 million in 2022. In 2023, we paid $266 million in connection with acquisitions, compared to $4 million in 2022.

Financing activities

Net cash used in financing activities amounted to $1,125 million in 2023, compared to $178 million in 2022. During 2023, we had net repayments of borrowings of $208 million while in 2022 we had net proceeds from borrowings of $417 million. Dividends paid during 2023 amounted to $637 million and during 2022 amounted to $531 million. In 2023, we repurchased Company shares, under the existing share buyback program, for an amount of $214 million. There were no share repurchases during 2022.

Our total liabilities to total assets ratio was 0.19:1 as of December 31, 2023, and 0.20:1 as of December 31, 2022.

Annual Report 2024

Principal Sources of Funding

During 2024, we funded our operations with operating cash flows, bank financing and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2024, borrowings decreased by $146 million to $437 million at December 31, 2024, from $583 million at December 31, 2023.

Borrowings consist mainly of bank loans. As of December 31, 2024, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 62% of total borrowings.

For further information about our financial debt, please see note 21 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2024, 2023 and 2022:

Millions of U.S. dollars	2024	2023	2022

Bank borrowings	423	562	729
Bank overdrafts	14	21	0
Total borrowings	437	583	729

Our weighted average interest rates before tax (considering hedge accounting) amounted to 6.52% at December 31, 2024, and to 10.56% at December 31, 2023.

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2024	1 year or less	1 - 2 years	2 - 3 years	Over 3 Years	Total

Borrowings	426	11	-	-	437
Interest to be accrued	6	1	-	-	7
Total	432	12	-	-	444

Our current borrowings to total borrowings ratio amounted to 0.97:1 as of December 31, 2024, and to 0.92:1 as of December 31, 2023. Our liquid financial assets exceeded our total borrowings, and we had a net cash position6 (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $3.6 billion at December 31, 2023, compared to $3.4 billion at December 31, 2023.

[6] Net cash position is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.

Annual Report 2024

As of December 31, 2024, lease liabilities amounted to approximately $145 million. The amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 31%, 46% and 23%, respectively, of the total remaining payments.

As of December 31, 2023, lease liabilities amounted to approximately $134 million. The amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 45% and 27%, respectively, of the total remaining payments.

For information on our derivative financial instruments, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities” and note 26 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure About Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2024 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2024	Tubos de Acero de Mexico S.A.	Bilateral	2025	200
2024	Tenaris Tubocaribe Ltda.	Bilateral	2025	40
2017	Global Pipe Company	Bilateral	2026	26
2023	Siderca SAIC	Bilateral	2025	20

As of December 31, 2024, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

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

Annual Report 2024

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices have been traditionally established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG has become more global and the United States has become a major source of LNG, LNG prices are now being set increasingly in relation to gas prices prevailing at regional gas hubs. In 2022, spot LNG prices completely decoupled from oil prices as pipeline gas imports to Europe from Russia were substantially reduced consequent to the Russian invasion of Ukraine and European countries dramatically increased imports of LNG to replace Russian gas. LNG prices have since normalized, but remain relatively high as European storage levels have been rapidly drawn down in the recent winter heating season and are required to be replenished to 90% of capacity by the next winter season.

International oil prices depend on diverse factors. On the supply side, major oil-and-gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC, and more recently what has become known as OPEC+, which includes OPEC members, plus Russia and certain other countries. Many of our customers are state-owned companies in member countries of OPEC and OPEC+. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts, such as the recent Ukraine-Russia armed conflict, and conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. See “Risk Factors – Risks Relating to Our Business and Industry – Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”.

On the demand side, economic conditions and the level of oil inventories have traditionally played a role in oil prices and will continue to do so. Eventually, however, the rate of substitution of oil and gas by alternative, cleaner fuel sources such as renewables, as well as policies adopted by governments and financing entities worldwide to advance the energy transition and by oil and gas companies to adapt their strategies to the energy transition, are likely to also play a role in oil prices.

Another factor affecting oil and gas prices has been the ability of producers in the United States and Canada to rapidly increase production from their reserves of tight oil and shale gas in response to changes in market conditions. Production from U.S. tight oil reserves has grown in recent years to represent over 15% of global liquids production, and production from shale gas plays has converted the United States into the largest exporter of natural gas in the LNG market.

In 2020, the COVID-19 pandemic caused a sudden and precipitous drop in global oil demand and oil prices collapsed even entering negative territory at one point. Since then, prices have recovered above their pre-pandemic level with the recovery in demand and actions by OPEC member countries and other producers to cut and then gradually increase production levels. In addition, energy and commodity prices spiked upwards at the onset of the armed conflict involving Russia and Ukraine although they have subsequently fallen back. LNG prices, fell back at the end of 2022 and beginning of 2023 reflecting unusually warm winter weather conditions and reduced industrial demand in Europe which resulted in far lower drawdowns from storage than is customary for this period of the year, but increased during 2024 and early 2025, as colder winter weather conditions led to a rapid drawdown of gas in storage. For more information on the impact of the armed conflict in Ukraine, see “Risk Factors – Risks Relating to Our Business and Industry – Armed conflicts, such as the Russia-Ukraine war, may adversely affect our operations”.

Annual Report 2024

The collapse of oil prices, in March 2020 took place when oil and gas operators, particularly in the United States, were already reducing their investments and drilling activity in response to pressure from financial markets to generate positive free cash7 flows. Oil and gas operators around the world then made further substantial reductions in their exploration and production investments, reducing them to a level around 70% of their pre-pandemic level. Investments have subsequently recovered to their pre-pandemic level in 2023 and have remained there.

Since the development of the prolific Marcellus shale gas play, North American gas prices have remained at low levels compared to previous decades and relative to other major gas-consuming regions and global LNG prices. For several years, production increases, primarily from productive shale gas deposits, have exceeded regional demand increases, reducing the need for imports, to the extent that, in 2017, the United States became a net exporter of natural gas. Low prices have encouraged investment in gas consuming industrial facilities and LNG export facilities as well as switching from coal to gas for electric power production, particularly with the adoption of new regulations which could force the retirement of older coal-based generating units. With continuing investments in LNG export facilities, the United States has become the world’s largest global LNG exporter.

Until the Russian invasion of Ukraine, LNG prices used to reflect supply and demand conditions in Asia, the major LNG-consuming region, although demand had been increasing in regions like Europe, which imports LNG to supplement its traditional pipeline imports from Russia and other neighboring gas-producing regions, and South America, which imports LNG in its winter season and to supplement hydroelectric energy when rainfall is low. In 2022, however, Europe became a major competitor to Asia in the LNG market as it sought to replace Russian pipeline gas at almost any cost. As Europe phased out imports of pipeline gas from Russia, demand for LNG in Europe has grown, and this is changing the price dynamics of the industry. Demand, however, has been affected by a decline in industrial activity in Europe, and spot LNG fell back in 2023 to levels below oil parity on a relatively warm winter heating season but have since increased. Consumption, though not necessarily prices, will continue to show seasonal fluctuations, increasing in the North Asian and European winter period and declining in the summer months. The efforts to fill European storage capacity and increase import capacity has, however, increased price volatility.

U.S. natural gas prices increased during 2021, reaching $6 per million BTU as LNG export capacity came on stream and demand increased. In late 2022 and 2023, prices returned to a level of $2-3 per million BTU as LNG export demand was capped by capacity limitations and the temporary shutdown of a facility while domestic demand during the winter heating season was lower than usual. In 2024, they dipped even further on another warm winter, but, in early 2025, they have risen to around $4 per million BTU on higher demand due to colder winter weather and the prospect of more LNG export capacity availability later in the year.

Drilling activity in the United States and Canada, following several years of high activity, fell sharply through 2015 and the first half of 2016 before beginning a recovery which ended at the end of 2018. Drilling activity declined throughout 2019 in response to a fall in oil prices at the end of 2018 and financial market pressures to produce positive cash flow returns. This decline turned into a collapse with the onset of the COVID-19 pandemic in 2020. Since then, there was a steady recovery through 2021 and 2022, before rigs gradually fell through 2023 and most of 2024, even as production levels continued to increase. Production levels today are at record levels but rig counts are much lower than before the 2014 collapse of oil prices and in 2019 pre-pandemic, reflecting the strong productivity gains and the consolidation made in the U.S. oil and gas drilling industry. Latin American drilling followed a similar cycle. In the Eastern Hemisphere, drilling activity tends to follow a delayed and more gradual pattern in respect of changes in the oil price considering the longer-time investment cycle of offshore and conventional drilling projects. Thus, the decline in Eastern Hemisphere drilling activity following the pandemic-induced collapse in oil prices came in 2021 and the recovery began in 2022 and extended through the middle of 2024.

[7] Free cash flow is a non-IFRS alternative performance measure—please see Exhibit 15.2 for more information on this measure.

Annual Report 2024

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas prices and increasing production, led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. More recently, however, since 2022, offshore drilling activity has been increasing again as exploration has continued and cost-competitive developments, like those in Brazil, Guyana, and sub-Saharan Africa, are sanctioned and developed, and, in the United States, new high pressure 20 ksi drilling technologies is opening up access to cost-competitive deepwater reserves.

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy will limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend will accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions, or other regulations aimed at reducing the use of fossil fuels, are implemented around the world. There has been a substantial increase in the number of commitments to reduce carbon emissions from governments and public companies, including those operating in the oil and gas industry, and calls on governments and financial entities to introduce regulations and policies to accelerate the energy transition away from fossil fuels to cleaner sources of energy. Major oil and gas companies have been adapting their strategies to address the energy transition and some have even set out commitments to reduce production, although, more recently, they are rowing back on such commitments. For more information on climate change regulations, see “Risk Factors – Risks Relating to Our Business and Industry - Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy may reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation”.

On the other hand, we expect that the energy transition will create new markets for the use of our products and services including for drilling geothermal wells, in the transportation and storage of hydrogen and for CCS systems. We constantly monitor the evolution of the strategies of our main customers and scenarios for future energy demand, considering the global objectives for addressing climate change through the reduction of carbon emissions in accordance with the Paris Agreement and national objectives to achieve carbon-neutrality. We also assess the market outlook for our products with reference to the different scenarios for oil and gas demand published by our customers, international agencies such as the IEA and expert energy market consultancies such as Rystad. These assessments are used as fundamental input for evaluating our business strategy and how to address the risks and opportunities arising from climate change.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, Latin America and Eastern Hemisphere (worldwide other than the United States, Canada and Latin America, excluding Iran, Sudan, onshore China, Russia and Syria), as published by Baker Hughes, for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2024	2023	2022	2021
Latin America	158	178	168	137
Other International (*)	790	769	683	618
Canada	187	177	175	132
United States	599	687	723	478
Worldwide	1,734	1,811	1,749	1,365

(*)	Excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Percentage increase (decrease) over the previous year

	2024	2023	2022
Latin America	(11%)	6%	23%
Other International (*)	3%	13%	11%
Canada	6%	1%	33%
United States	(13%)	(5%)	51%
Worldwide	(4%)	4%	28%

(*)	Excludes Iran, Sudan, onshore China, Russia and Syria (discontinued in February 2013).

Annual Report 2024
Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on our audited consolidated financial statements, which have been prepared in accordance with IFRS. IFRS differs in certain significant aspects from U.S. GAAP.

The preparation of our audited consolidated financial statements and related disclosures in conformity with IFRS requires us to make estimates and assumptions that might affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenue and expenses. Management evaluates its accounting estimates and assumptions, including those related to impairment testing of long-lived assets; impairment in investment in associates; income taxes including recoverability of deferred tax assets; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction, and revises them when appropriate. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although management believes that these estimates and assumptions are reasonable, they are based upon information available at the time they are made. Actual results may differ significantly from these estimates under different assumptions or conditions. For more information, see “II. Accounting Policies” to our consolidated financial statements included in this annual report.

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

Except for its Italian subsidiaries whose functional currency is the Euro and two subsidiaries whose functional currencies are the Canadian Dollar and the Norwegian Krone, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

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
  significant level of integration of local operations within Tenaris’s international global distribution network; and
  net financial assets and liabilities are mainly received and maintained in U.S. dollars.

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

Annual Report 2024
Corporate Governance Statement

The Company’s corporate governance practices are governed by Luxembourg Law, including, among others, the Luxembourg Company Law, the Luxembourg Law of January 11, 2008 on transparency requirements for issuers (which transposes EU Directive 2004/109 of the European Parliament and of the Council of December 15, 2004) (the “Transparency Law”), the Luxembourg Law of August 1, 2019 on the exercise of certain rights of shareholders in general meetings of listed companies (which transposes EU Directive 2017/828 of the European Parliament and of the Council of May 17, 2017) (the “Shareholders’ Rights Law”), and the Luxembourg law of July 23, 2016, concerning the audit profession (the “Audit Reform Law”) and by the Company’s articles of association. The following is a summary of certain rights of holders of the Company’s shares and includes the information required under the Luxembourg Law on takeovers of May 19, 2006. Shareholders’ rights are set out in the Company’s articles of association and are provided by applicable Luxembourg law and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary is not exhaustive and does not contain all the information that may be important to investors. For more complete information, you should read the Company’s articles of association, which are attached as an exhibit to this annual report.

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

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares having a nominal value of USD1.00 per share. There were 1,162,757,528 shares issued as of the date of this annual report, including treasury shares. All issued shares are fully paid. As at the end of the second, third and fourth tranches of the initial share buyback program and as the end of the follow-on share buyback program, the Company had repurchased 90,762,598 shares which are expected to be cancelled in the upcoming extraordinary shareholders meeting scheduled to be held on May 6, 2025.

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

The Company’s extraordinary shareholders’ meeting held on June 2, 2020 approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. Although the validity period of such authorization will expire on June 12, 2025, the board of directors has convened an extraordinary meeting of shareholders to be held on May 6, 2025, which will consider the renewal of such authorization for an additional five-year period. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preemptive subscription rights shall apply):

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
86

Annual Report 2024

Amendment of the Company’s articles of association requires the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

The Company is controlled by San Faustin, which owns 61.37% of the Company’s issued share capital (and holds 65.81% of the voting rights) through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

As of December 31, 2024, (i) 31.80% of the Company’s issued share capital was publicly traded on the Italian Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the NYSE; (ii) a 0.07% was held by the Company’s directors and senior management as a group; and (iii) the remaining 6.75% of the Company’s issued share capital was held in treasury. See “Information on the Company - Major Shareholders and Related Party Transactions”.

Dividends

Subject to applicable law, all issued shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Treasury shares are not entitled to dividend distributions.

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On February 19, 2025 the Company announced that, upon approval of the Company’s annual accounts in April 2025, the board of directors intended to submit a proposal on dividends for approval of the annual general shareholders’ meeting to be held on May 6, 2025.

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

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. For further information see “Risk Factors – Risks Relating to the Structure of the Company – The Company’s dividend payments depend on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations or tax changes”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2024, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

Annual Report 2024

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

Pursuant to the Company’s articles of association, for as long as the shares or other securities of the Company are listed on a regulated market within the EU (as they currently are), and unless otherwise provided by applicable law, only shareholders holding shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

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

The next annual general meeting of shareholders that will consider, among other matters, our consolidated financial statements and annual accounts included in this annual report, is scheduled to be held on Tuesday, May 6, 2025, at 10:00 (Central European Time) at the Company’s registered office in Luxembourg. An extraordinary general meeting of shareholders is scheduled to be held on the same date, immediately after the adjournment of the annual general meeting of shareholders to decide on (i) the cancellation of 90,762,598 shares held in treasury by the Company acquired throughout the second, third and fourth tranches of the first share buyback program and throughout the follow-on share buyback program and, consequently, to approve a reduction of the Company’s issued share capital for $90,762,598 so as to bring the issued share capital from $1,162,757,528 to $1,071,994,930, represented by 1,071,994,930 shares with a nominal value of $1,00 each; (ii) the renewal for a five-year period of the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval, and (iii) the approval of the corresponding amendment of article 5 “Share Capital” of the Company’s articles of association to reflect such resolutions.

Annual Report 2024

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice. The rights of the shareholders attending the meetings are governed by Shareholders’ Rights Law.

Holders of shares deposited in fungible securities accounts have the same rights and obligations as holders of shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must submit, prior to the relevant meetings, reasonably satisfactory evidence to the Company as to the number of shares held on the applicable record date for such meetings. For as long as the shares or the other securities of the Company are listed on a regulated market within the EU, participation in a shareholders’ general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day midnight Central European Time prior to the meeting (unless otherwise provided for by applicable law).

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See “Risk Factors – Risks Relating to shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. ADS holders may not attend or directly exercise voting rights in shareholder’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting. Holders of ADSs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank.

The notices convening the annual general meeting of shareholders and an extraordinary general meeting of shareholders scheduled to be held on May 6, 2025, the Shareholder Meeting Brochure and Proxy Statement for the meetings, describing the procedures for attending and voting at the meetings; as well as the material required to be submitted to shareholders in connection with the meetings will be available on the Company’s website at https://ir.tenaris.com/investor-relations in accordance with applicable rules and regulations, and will be timely filed by the Company with the SEC on a report on Form 6-K.  Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Management

Management of the Company is vested in a board of directors. For more information on the Company’s board of directors, audit committee, senior management, and auditors, see “Information on the Company - Directors, Senior Management and Employees”.

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
89

Annual Report 2024

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

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See “Risk Factors – Risks Relating to shares and ADSs – Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”.

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

Annual Report 2024

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market. Please see “Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers” for further information on the authorization granted on June 2, 2020, by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase shares of the Company, including shares represented by ADSs, and repurchase of Company shares under share buyback programs.

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

Annual Report 2024

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings and the Company does not have a set policy for these meetings. For additional information on board meetings, see “Information on the Company - Directors, Senior Management and Employees – Directors and Senior Management”.

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

Audit committee composition

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the Company’s articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The Company’s audit committee, which currently consists of three members, complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors for purposes of the Exchange Act Rule 10A-3(b)(1). For more information on the Company’s audit committee see “Information on the Company - Directors, Senior Management and Employees– Board Practices”.

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

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under the NYSE rules differs in some non-material respects from the definition contained in the Company’s articles of association. For more information on the Company’s independent directors and the definition of “independent” under the Company’s articles of association see “Information on the Company - Directors, Senior Management and Employees – Directors and Senior Management” and “Information on the Company - Directors, Senior Management and Employees – Board Practices”.

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

Annual Report 2024

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard and in accordance with applicable Luxembourg law, including the Audit Reform Law; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to procedures for the receipt and treatment of complaints, other than complaints regarding accounting, internal accounting controls and audit matters, (although the Company has established such procedures); funding for payment of administrative expenses and compensation to advisors (although the audit committee has the authority to engage outside advisors); setting hiring policies for employees or former employees of external auditors; and an annual performance evaluation of the audit committee. For more information on the Company’s audit committee see “Information on the Company - Directors, Senior Management and Employees – Board Practices”.

Standards for approval of related-party transactions

The Company is subject to Luxembourg laws governing approval and disclosure of material related party transactions, including the Shareholders’ Rights Law; and the Company’s articles of association and the Audit Committee charter require the Audit Committee to review material transactions with related parties to determine whether their terms are consistent with the interests of the Company and its shareholders and with market conditions. In addition, NYSE requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see “Information on the Company - Directors, Senior Management and Employees – Board Practices”.

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity-based compensation to its directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see “Information on the Company - Directors, Senior Management and Employees – Compensation”.

The Shareholders’ Rights Law requires the Company to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer. Such Compensation Policy must be submitted to the non-binding vote of the shareholders. In addition, the Shareholders’ Rights Law provides that the Company must prepare an annual report describing the compensation paid to directors and the chief executive officer for the performance of their duties and submit such report to the shareholders for approval. The Compensation Policy and Compensation Report must be available on the Company’s website. For more information on the Compensation Policy and the 2024 Compensation Report see “Information on the Company - Directors, Senior Management and Employees – Compensation”.

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

Code of business conduct and ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor the Company’s articles of association require the adoption or disclosure of such a code of conduct. The Company, however, has adopted a code of conduct that applies to all directors, officers and employees that is posted on its website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, it has adopted a supplementary code of ethics for senior financial officers, which is also posted on our website. See “Sustainability Statement – Sustainability in Tenaris – Policies and Procedures”.

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

Annual Report 2024

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. Board of directors’ meetings can be validly held by means of teleconference call, video conference or any other means genuinely allowing for the participation, interaction and intercommunication of the attending directors. Written decisions, signed by all the directors, are proper and valid as though they had been taken at a meeting of the board of directors duly convened and held. In 2024, the Company’s board of directors met six times and adopted two unanimous written resolutions. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

The Company’s articles of association provide that the board of directors of the Company may within the limits of applicable law, (a) delegate to one or more persons, whether or not members of the board of directors, the powers necessary to carry out its decisions and to provide day-to-day management (except for approval of material transactions with related parties, which may not be delegated and shall be approved by the board of directors prior opinion of the audit committee), (b) confer to one or more persons, whether or not members of the board of directors the powers deemed to be appropriate for the general, technical, administrative and commercial management of the Company, (c) constitute an audit committee formed by directors, determining its function and authority, and (d) constitute any other committee, whose members may or may not be members of the board of directors and determine their functions and authority.

On April 30, 2024, the board of directors appointed Tenaris’s chief executive officer as administrateur délégué and delegated to him the power to manage the Company’s affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters.

On a quarterly basis, the Company’s board of directors meets to review the performance of the Company and approve quarterly financial statements. Sustainability metrics, including health and safety, environmental, CO2eq emissions evolution and decarbonization strategy progress, are integrated and regularly discussed. As part of the board’s review process, internal and external experts on sustainability topics, such as environment, health and safety and cybersecurity, are invited to participate in specific board meetings to discuss relevant information concerning financial or sustainability matters.

Annual Report 2024

On April 30, 2024, the Company’s annual general shareholders’ meeting resolved to set the number of directors at eleven and approved the re-appointment of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime José Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel and the appointment of Ms. Molly Montgomery as new director, each board member to serve until the next annual shareholders’ meeting that will be convened to decide on the Company’s 2024 annual accounts. The board of directors subsequently re-appointed Paolo Rocca as board chairman and Tenaris’s chief executive officer and Guillermo Vogel and Germán Curá as vice chairmen of the board.

Mr. Curá was reconfirmed as the board member responsible for overseeing the development and implementation of the Company’s strategy for climate change.

The following table sets forth the name of the Company’s current directors, their respective positions on the board of directors, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Board Member	Age at December 31, 2024

Mr. Simon Ayat	Director	Director of the Company	5	70
Mr. Roberto Bonatti (1)	Director	Director of San Faustin	22	75
Mr. Carlos Condorelli	Director	Director of the Company and Ternium	18	73
Mr. Germán Curá	Director	Director and Vice Chairman of the Company's board of directors	7	62
Ms. Molly Montgomery	Director	Private Policy Director, Meta	1	44
Ms. Maria Novales-Flamarique	Director	Strategy Advisor	3	48
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	22	76
Mr. Paolo Rocca (1)	Director / CEO	Chairman of the Company's board of directors and Tenaris's chief executive officer	23	72
Mr. Jaime José Serra Puche	Director	Chairman of S.A.I. Derecho & Economía	22	73
Ms. Monica Tiuba	Director	Director of the Company and chairperson of the Company's audit committee	7	46
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Company's board of directors	22	74

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

Annual Report 2024

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

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of vice chairman of the Company’s board of directors. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril Company, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of API and of the American Iron and Steel Institute (“AISI”). Mr. Curá currently serves as board member of the Techouse Group, a Norwegian company delivering energy recovery and water treatment solutions to the offshore oil and gas industry. He is a marine engineer from the Instituto Tecnológico de Buenos Aires and holds an MBA from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

Molly Montgomery. Ms. Montgomery is a member of the Company’s board of directors. She has 20 years of experience advising senior executives and government officials on geopolitical and policy issues. She currently serves as a Public Policy Director at Meta Platforms, Inc. In her 15-year career in the U.S. government, her roles included serving in the White House as Special Advisor to the Vice President for Europe and Eurasia and as the Deputy Assistant Secretary of State for the EU and Western Europe. Ms. Montgomery was previously a senior vice president at Albright Stonebridge Group, where she advised Fortune 500 clients on geopolitical risk, regulatory issues, and market entry and exit. She currently serves as a member of the board of directors of the Center for European Policy Analysis and the Leadership Council for Women in National Security. She holds a BA in History and Political Science from Stanford University, an MPA in International Relations from Princeton University, and a life membership in the Council on Foreign Relations. Ms. Montgomery is an U.S. citizen.

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

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium and president of the board of directors of Tenova S.p.A. (“Tenova”) Furthermore, in Italy he is president of the Giorgio Cini Foundation, member of the board of Fondazione Museo della Scienza e Tecnologia Leonardo da Vinci, and member of the board of Bocconi University and of the advisory board of Politecnico di Milano. At international level, he is member of the European and Global Advisory Board of Harvard Business School, member of the European Round Table of Industrialists, vice president of Aspen Institute and member of the board of Brembo N.V. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and has been our chief executive officer since 2002. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is a member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Derecho & Economia, a Mexican consulting firm, and a member of the board of directors of Grupo Vitro, and chairman of the board of BBVA. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of the North America Free Trade Agreement (“NAFTA”, now replaced by the USMCA). Mr. Serra Puche is a Mexican citizen.

Annual Report 2024

Monica Tiuba. Ms. Tiuba is a member of the Company’s board of directors and chairperson of its audit committee. She is a Brazilian qualified lawyer and accountant with more than 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and of its Forest and Climate Change Fund and she was also a member of Freyr Battery’s board of directors and chairperson of the audit and risk committee. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of vice chairman of the board. He is a notable Mexican businessperson with an extensive career in various industries. He graduated from the Universidad Nacional Autónoma de México and also holds an MBA from the University of Texas at Austin. Mr. Vogel has held prominent positions in several companies, showcasing his expertise and leadership skills. He is the chairman of GCollado S.A.B. de C.V. His influence extends to multiple organizations, as he has served as president of Canacero, the Steel Chamber in Mexico, and as vice chairman of the American Iron and Steel Institute. Moreover, Mr. Vogel is actively involved in various other companies and institutions. He is a board member of Techint, S.A. de C.V., Alfa S.A.B. de C.V., Banco Santander (México) S.A., Innovare R&D, S.A., Europea Network Business Solutions S.A. de C.V., Club de Industriales, A.C., Consejo Coordinador Empresarial, and several other organizations. His roles also include contributions to the academic sector, as he is a member of the board of the Universidad Panamericana and IPADE, A.C. His international presence is marked by his membership in The Trilateral Commission and the International Board of The Manhattan School of Music. He also plays a key role in the US-Mexico CEO Dialogue as its chairman. Vogel's career reflects a blend of leadership in business and contributions to international relations and education. Mr. Vogel is a Mexican citizen.

Board members Ayat, Montgomery, Novales-Flamarique, Serra Puche and Tiuba qualify as independent directors under Exchange Act Rule 10A-3(b)(1) and the Company’s articles of association. Within the Company’s board members, only the chief executive officer is a member of our senior management, listed in the section ”Information on the Company - Directors, Senior Management and Employees – Senior Management”. There are no representatives of employees or other workers on the Company´s board of directors.

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

An action may also be brought against the directors on behalf of the Company by shareholders who, at the general meeting deciding to discharge such directors or members, owned voting securities representing at least ten percent of the votes attaching to all such securities.

Annual Report 2024

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

Auditors

The Company’s articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the external auditor is to audit the Company’s annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. In accordance with applicable law, statutory auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d’entreprises). In addition, the sustainability statement is subject to a limited assurance review by an independent auditor.

Auditors are appointed by the general shareholders’ meeting, upon recommendation from the Company’s audit committee, through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed for reasonable cause by the general shareholders’ meeting at any time. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, auditors report directly to the audit committee.

Pursuant to its charter, the Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s external auditors. The audit committee is also responsible to consider and make recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the audit committee is responsible for reviewing the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors. On an annual basis, in the performance of its functions, the audit committee considers the appointment of the Company’s external auditors and reviews, together with management and the external auditor, the audit plan, audit related services and other non-audit services. The audit committee requests the board of directors to submit the audit committee’s recommendation for the appointment of the Company’s external auditor for each fiscal year and the payment of applicable fees for final approval by the general shareholders’ meeting. The general shareholders’ meeting regularly approves audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

Following the completion of a tender process for the selection of a replacement audit firm for the year 2024, as required under applicable EU and Luxembourg mandatory auditor rotation rules, the Company’s board of directors, based on the audit committee’s recommendation, recommended the annual general shareholders’ meeting to appoint Ernst & Young S.A. (“EY”) as the Company’s statutory auditors for the fiscal year ended December 31, 2024. The annual general shareholders meeting held on May 3, 2023, approved the appointment of EY as the Company’s statutory auditor for the fiscal year 2024 and the annual general shareholders meeting held on April 30, 2024, approved EY’s fees for the year 2024. For information on the appointment of external auditors for the year ending December 31, 2025, please refer to “Legal and Financial Information - Change in Registrant´s Certifying Accountant”.

Annual Report 2024

Senior Management

Senior management executes the business strategies and key decisions adopted by the board of directors. Therefore, one of the responsibilities of senior management is to oversee the implementation of the Company’s long-term sustainability commitments and decarbonization strategy. Senior management is responsible for the day-to-day operations of Tenaris and for overseeing support functions, as well as shaping and communicating the Company’s management culture.

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2024

Mr. Paolo Rocca	Chairman and Chief Executive Officer	72
Ms. Alicia Móndolo (1)	Chief Financial Officer	66
Mr. Gabriel Podskubka	Chief Operating Officer	51
Mr. Antonio Caprera	Chief Industrial Officer	64
Mr. Gabriel Casanova	Chief Supply Chain Officer	66
Mr. Luis Scartascini	Chief Human Resources Officer	51
Mr. Marcelo Ramos (2)	Chief Technology Officer	61
Mr. Luca Zanotti	President, United States	57
Mr. Sergio de la Maza	President, Mexico	68
Mr. Javier Martínez Alvarez (3)	President, Southern Cone	58
Mr. Michele Della Briotta	President, Europe	52

(1)       As of May 2, 2025, Alicia Móndolo will be replaced by Carlos Gómez Álzaga, as Chief Financial Officer.

(2)      As of April 1, 2025, Marcelo Ramos was replaced by Lucas Pigliacampo, as Chief Technology Officer.

(3)      As of April 1, 2025, Javier Martínez Alvarez was replaced by Andrea Previtali, as President, Southern Cone.

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

Annual Report 2024

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

Carlos Gómez Álzaga. Mr. Gómez Álzaga will start serving as our Chief Financial Officer on May 2, 2025. He joined Tenaris in 2003 and has held various positions including his current role as CFO for the Southern Cone, where he supervises financial operations in Argentina, Brazil, Bolivia, and Chile. Previously, he served as Economic and Financial Planning Director; CFO for Central America, overseeing financial operations in Mexico, Colombia, Ecuador, Venezuela, and Peru; and Compliance Director. Prior to joining Tenaris, he worked as a consultant for McKinsey & Company and as an Economic and Financial Planning Analyst for Ternium in Argentina. Mr. Gómez Álzaga is an Argentine citizen.

Lucas Pigliacampo. Mr. Pigliacampo currently serves as our Chief Technology Officer, a position he assumed in April 2025. He joined Tenaris in 1997 and has held predominantly technical roles within the company, gaining experience in processes, product engineering, oilfield services, and product marketing. His previous roles include Vice President of Oil and Gas Technologies, Global Technical Sales Director, and Product Marketing and Applications Director, among other positions across Argentina, Canada, Italy, and the United States. Mr. Pigliacampo is an Argentine and Italian citizen.

Andrea Previtali. Mr. Previtali currently serves as President of our operations in the Southern Cone, a position he assumed in April 2025. Previously, he was Vice President of our global Pipelines and Services business unit. He began his career at Tenaris in 1999, gaining experience in various areas, including strategic planning, operations, product development, and commercial. Over the years, he has worked in Italy, Romania, Mexico, Indonesia, Switzerland, and now Argentina. Mr. Previtali is an Italian citizen.

Annual Report 2024
Compensation

The compensation payable to the members of the Company’s board of directors is based on their duties and is determined at the annual ordinary general shareholders’ meeting.

The general meeting of shareholders held on April 30, 2024, approved the compensation paid to directors for the performance of their duties during the fiscal year ended December 31, 2024, and resolved that (i) each director receives a fixed compensation for an amount of $115,000; (ii) each director who is also a member of the Company’s audit committee receives an additional fee of $55,000; and (iii) the chairperson of the Company’s audit committee receives an additional fee of $20,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year ended December 31, 2024, and no long-term incentive or pension plan is available to directors.

The compensation paid to the Company’s managing director or chief executive officer is determined by the board of directors, and is linked to strategic priorities and objectives, encompassing both financial and non-financial performance. The non-financial performance priorities and objectives include the Company’s performance in relation to its safety and decarbonization objectives. The cash compensation paid or payable to the chief executive officer for the performance of his duties during the year ended December 31, 2024, amounts to $9 million, of which $3 million corresponds to fixed compensation and $6 million corresponds to variable compensation. No long-term incentive or pension plan is awarded to the chief executive officer.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year ended December 31, 2024, amounted to $33.4 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, directors and senior managers received for the year ended December 31, 2024, 448 thousand units for a total amount of $6.9 million in connection with the employee retention and long-term incentive program described in note II.P.3 “Accounting Policies - Employee benefits - Other long-term benefits” to our audited consolidated financial statements included in this annual report.

The amounts paid to the senior managers include bonuses as well as units awarded under the employee retention and long-term incentive program. Bonuses and units awarded are determined in relation to the Company’s financial performance and the achievement of targets and objectives established for each senior manager in relation to his/her responsibilities. These targets and objectives are set by the Company’s chief executive officer and cover all aspects of the Company’s activities and those of the respective senior manager including sustainability targets and objectives.

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

The Company’s board of directors approved, at its meeting held on April 29, 2020, the Compensation Policy of the Company, which was submitted to an advisory non-binding vote at the shareholders meeting held on June 2, 2020, and approved by majority vote. In 2024, the Company’s board of directors and the shareholders meeting approved certain amendments to the Compensation Policy. The Compensation Policy is available on the Company’s website and will be periodically reviewed and submitted to the non-binding vote of the shareholders every four years, to the extent required by Luxembourg law, or in the event of a material amendment thereto.

In addition, on February 19, 2025, the Company’s board of directors approved the 2024 Compensation Report, which is available on the Company’s website and will be submitted to the non-binding vote of the shareholders at the next general meeting of shareholders scheduled to be held on May 6, 2025.

Annual Report 2024
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

Audit Committee’s composition - Financial Expert

The audit committee of the Company’s board of directors currently consists of three members: Mr. Simon Ayat, Mr. Jaime José Serra Puche and Ms. Monica Tiuba, who were appointed to the audit committee by the Company’s board of directors on April 30, 2024. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the Exchange Act Rule 10A-3(b)(1), and under the Company’s articles of association.

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

Audit Committee’s responsibilities

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

Annual Report 2024

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

Annual Report 2024

The audit committee is also in charge of the interpretation, implementation, control and enforcement of the Company’s Clawback Policy (the “Clawback Policy”), which sets forth the principles for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements.

Risk Management

The Company has established a management-level critical risk committee that assists the Company’s board of directors, the audit committee and the chief executive officer in connection with the monitoring, assessment and review of risks to which Tenaris is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including accidents, cybersecurity, commercial execution, environmental, health and safety and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee operates under a critical risk management revised charter approved by the board of directors on April 26, 2023, which sets forth the roles, composition and responsibilities of the critical risk committee. The critical risk committee assists the board of directors, the audit committee and the chief executive officer with the oversight of the risks to which Tenaris is exposed and monitors the risk management process, including risk mapping, mitigation and prevention, with a focus on critical risks. The critical risk committee periodically reports to the board of directors, the audit committee and the chief executive officer on its activities.

Risks are identified and managed by management. Risk factors are classified according to the potential area impacted, the likelihood of their occurrence and the severity of any eventual impact. The critical risk committee primarily focuses on risks considered critical to Tenaris’s assets, operations, reputation or that have the potential to trigger significant liabilities. The critical risk committee facilitates the identification and assessment of critical risks, the adoption of mitigating actions and the monitoring of action plans. Critical risks are escalated through existing reporting lines and decisions are not dissociated from other management decisions. For the purpose of performing the double materiality assessment (“DMA”) in connection with the reporting of non-financial information, we have identified and assessed material topics in accordance with the requirements of the ESRS and found the topics identified as material to Tenaris were consistent and aligned with the risk map developed by the critical risk committee. For more information on DMA and results, refer to “Sustainability Statement - Double Materiality Assessment”.

Employees

For information on Tenaris’s employees, please refer to "Sustainability Statement – Social - Human Capital” in this annual report.

Share Ownership

To our knowledge, as of December 31, 2024, our directors and senior management owned 858,712 Company securities (in the form of shares or ADSs) which represents 0.07% of the Company’s issued share capital and 0.08% of the voting rights.

The following table provides information regarding share ownership reported to the Company by our directors and senior management:

Director or Officer	Number of Issued Shares Held

Guillermo Vogel	850,446
Carlos Condorelli	4,320
Gabriel Podskubka	3,946
Total	858,712

Recovery of Erroneously Awarded Compensation

In 2023, the Company’s board of directors approved the Clawback Policy, in response to the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual, setting forth the principles for the prompt recovery or “clawback” of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements, as further described therein. The members of senior management listed in the section “Information on the Company - Directors, Senior Management and Employees – Senior Management”, as well as Mr. Stefano Bassi, the Company’s global reporting senior director, are subject to the Clawback Policy.

During the fiscal year ended December 31, 2024, the Company was not required to prepare an accounting restatement requiring recovery of erroneously awarded compensation pursuant to the Clawback Policy nor was there any outstanding balance as of the end of the year ended December 31, 2024, of erroneously awarded compensation to be recovered under the Clawback Policy.

Annual Report 2024
Major Shareholders and Related Party Transactions
Major Shareholders

The following table shows the beneficial ownership of the Company’s securities (in the form of shares or ADSs) by (i) the Company’s major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company’s issued share capital), (ii) the Company’s directors and senior management as a group, and (iii) shares repurchased under the share buyback programs and held in treasury. The information below is as of December 31, 2024. For more recent information on share repurchases under the Company’s share buyback program, please refer to “Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers”.

Identity of Person or Group	Number of Issued Shares	Percentage of Issued Capital

San Faustin (1)	713,605,187	61.37%
Directors and senior management as a group	858,712	0.07%
Treasury shares (2)	78,485,337	6.75%
Public	369,808,292	31.80%
Total	1,162,757,528	100.00%

(1)   San Faustin owns all of its shares in the Company, representing 61.37% of the Company’s share capital and 65.81% of the voting rights, through its wholly-owned subsidiary Techint Holdings S.à r.l, the holder of record of the above-mentioned Tenaris shares. RP STAK held voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK

(2)   Represents shares repurchased by the Company as of December 31, 2024, under its share buyback programs.

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

Related Party Transactions

Tenaris is a party to several related party transactions as described in note 31 “Related party transactions” to our consolidated financial statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see “Information on the Company - Directors, Senior Management and Employees – Board Practices”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases were made on terms no less favorable to Tenaris than terms that could have been obtained from unrelated third parties. These transactions include:

  purchases of round steel bars made under a frame agreement for use in our seamless steel pipe operations in Mexico did not occur in 2024, amounted to $12 million in 2023 and $111 million in 2022;
  purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $29 million in 2024, $77 million in 2023 and $101 million in 2022; and
  purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $4 million in 2024, $11 million in 2023 and $12 million in 2022.
105

Annual Report 2024

In the ordinary course of business, we purchase flat steel products from Usiminas for use in our welded steel pipe operations. These purchases, which were made on terms no less favorable to Tenaris than terms have been obtained from unrelated third parties, amounted to $120 million in 2024, $225 million in 2023 and $335 million in 2022.

Sales of Raw Materials

In the ordinary course of business, we sell ferrous scrap and other raw materials to Ternium or its subsidiaries. These sales, which are made on similar terms and conditions as sales to other unrelated third parties, amounted to $32 million in 2024, $40 million in 2023 and $39 million in 2022.

Purchase Agency Services and Sales of Materials

Exiros, in which we have 50% share ownership and Ternium owns the remaining 50%, provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin, including sales to Usiminas. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ total sales to companies controlled by, or under the significant influence of, San Faustin totaled $57 million in 2024, $65 million in 2023 and $140 million in 2022.

Supply of Electric Energy

Techgen, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Techgen sells to third parties on behalf of Tenaris the unused electricity that Tenaris purchased from Techgen.

Techgen net sales of electricity to Tenaris amounted to $23 million in 2024, $73 million in 2023 and $102 million in 2022.

Supply of Natural Gas

We are party to contracts with Tecpetrol relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production and has rights to various oil and gas fields in Argentina and elsewhere in Latin America.

Tecpetrol supplies Tenaris’s Argentine subsidiaries with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $42 million in 2024 and 2023 and $44 million in 2022.

Provision of Engineering and Labor Services

Tenaris contracts with certain companies controlled by San Faustin specialized in supplying engineering services and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $49 million in 2024, $69 million in 2023 and $28 million in 2022.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by or under the significant influence of San Faustin amounted to $79 million in 2024, $119 million in 2023 and $149 million in 2022.

Annual Report 2024

Sales of Fracking and Coiled Tubing Services

We provide fracking and coiled tubing services to Tecpetrol and joint ventures in which Tecpetrol participates, for its oil and gas drilling operations, which amounted to $122 million in 2024, $102 million in 2023 and 2022.

Administrative Services, Legal and Other Support Services

Finma S.A. (“Finma”), a company controlled by San Faustin in which Tenaris has a 33% interest and other affiliates of San Faustin own the remaining shares, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including Tenaris. Fees accrued for these services amounted to $14 million in 2024, $13 million in 2023 and $14 million in 2022.

Loans to Related Parties

Tenaris financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. Outstanding principal amount of loans to Techgen as of December 31, 2024, amounted to $67 million, as of December 31, 2023, amounted to $62 million and as of December 31, 2022 amounted to $58 million. These loans generated interest gains in favor of Tenaris in an amount of $6 million in 2024 and 2023, and $4 million in 2022.

Dividends from Related Parties

Tenaris recorded dividends declared by Ternium in an amount of $71 million in 2024, $67 million in 2023 and $62 million in 2022.

Tenaris recorded dividends declared by Usiminas in an amount of $3 million in 2023 and $2 million in 2022.

Dividends to Related Parties

Tenaris distributed dividends to Techint Holdings in an amount of $478 million in 2024, $385 million in 2023 and $321 million in 2022.

Other Transactions

We entered into various contracts with Tenova (or certain of its subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories and related services for our facilities. Supplies received amounted to $28 million in 2024, $19 million in 2023 and $8 million in 2022.

In addition, in the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties, including natural gas transport services, rental services related to the supply of coiled tubing services and information technology services, none of which are considered to be material.

Annual Report 2024
SUSTAINABILITY STATEMENT
Sustainability In Tenaris

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil and gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa. Although our operations focus on serving the oil and gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bio-energy) power plants, hydrogen storage and transportation, and CCS.

Through an integrated global network of R&D, manufacturing and service facilities, and a team of around 26,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability. Our core values of safety, health, environment, quality and transparency guide our daily activity. They are clearly reflected in our Code of Conduct and our Quality, Health, Safety, and Environment (“QHSE”) Policy, and are embedded in all aspects of our business processes. This sustainability statement shows how these values translate into concrete actions and are reflected in our performance indicators.

As a long-term project, Tenaris goes back over seven decades. Since we opened our first mill on the banks of the Paraná River in Campana, Argentina, in the early 1950s, our prime objective has been to grow together with the communities where we work and live. We are equally committed to providing our employees with a safe working environment and opportunities for professional development; to minimizing our environmental footprint and being a reliable partner for our customers. Tenaris is a signatory to the United Nations Global Compact, a commitment to translate the Ten Principles deriving from the Universal Declaration of Human Rights into daily business activity. Our Human Rights Policy is a pledge to conduct company operations commensurate with human rights principles.

Although steel can be reused and recycled indefinitely, playing a key role in the development of society and improving quality of life, the steel industry is a significant source of carbon emissions worldwide. The industry has joined forces to promote transparent reporting and take action to reduce emissions, with Tenaris playing a leading role in these initiatives. For the past seven years, worldsteel has named Tenaris a Sustainability Champion for “leading the way in creating a truly sustainable steel industry and society.”

We have integrated climate change risks into our governance and business strategy and set a medium-term target to reduce the carbon intensity of our activities by 2030 as part of our longer-term carbon neutrality objective. As a leader in our industrial sector, we aim to be at the forefront of sector carbon performance and initiatives to reduce emissions. A significant part of our investments goes to improving safety, reducing the environmental impact of our operations, and advancing educational standards and opportunities in our communities, considered critical to our long-term sustainability.

Our Health, Safety and Environment, and Quality Management systems are designed according to the latest versions of the ISO 14001, ISO 45001 and ISO 9001 standards. Today, 83% of our production sites are working under management systems certified according to these standards.

Basis for Presentation

This sustainability statement includes the non-financial information required to be disclosed in accordance with applicable Luxembourg law8 and the reporting requirements regarding environmentally sustainable economic activities (EU Taxonomy)9. Given the differences in the applicable legal and analytical frameworks underlying this sustainability statement and the remainder of this annual report, we note that our approach to disclosures included in this sustainability statement (including related annexes) differs from our approach to the disclosures included in other sections of this annual report, as well as other disclosures we include in financial reports (including other filings with the SEC). While this sustainability statement includes information about sustainability topics that we believe may be important to Tenaris and our stakeholders under Luxembourg law and the EU Taxonomy, any importance attributed to such topics or related disclosures, or their inclusion in this sustainability report, should not be deemed to mean that such information necessarily rises to the level of materiality applied in our financial reporting, including for purposes of complying with U.S. securities laws and regulations or other reporting frameworks, even when we use the word "material" or "materiality" in connection with sustainability-related topics in this document. Consistent with applicable Luxembourg and EU law, this sustainability statement is intended to provide information from a different perspective, and in some cases in greater detail, than is required to be included in our filings with the SEC under U.S. securities laws and regulations. This sustainability statement is part of the 2024 annual report, which was approved by the Company’s board of directors on April 1, 2025.

While the EU CSRD has not been transposed into national law by the Grand Duchy of Luxembourg and, therefore, the Company is not subject to CSRD reporting requirements, this sustainability statement has been prepared with reference to the ESRS as a framework, as issued by the European Financial Reporting Advisory Group (“EFRAG”). This report also takes into account the reporting standards established by the Sustainability Accounting Standards Board (“SASB”), the GHG Protocol and worldsteel, and the goals of the UN Global Compact.

PricewaterhouseCoopers, Société coopérative ("PwC") has been engaged to carry out a limited review of certain selected information in this sustainability statement.

For further details on the basis for preparation of this sustainability statement, please see “Sustainability Statement - Annexes - Annex I: Sustainability Statement Accounting Policies”.

[8] Article 1730-1 of the Luxembourg Law of August 10, 1915, on commercial companies, as amended, and Articles 68 and 68bis of the Luxembourg Law of December 19, 2002, on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

[9] Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment, as supplemented by applicable Commission Delegated Regulation (EU Taxonomy).

Annual Report 2024
Policies and Procedures

The Company has adopted several policies and procedures to strengthen a corporate culture of integrity, transparency and respect for people and the environment. Our main policies are described below. Other policies and procedures adopted by the Company in compliance with applicable regulations are described elsewhere in this annual report. Our main policies are available on Tenaris’s website at: https://www.tenaris.com/en/about-us/our-policies. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Code of Conduct

The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. The code of conduct was issued in 2003 and is regularly revised and updated. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. The Code of Conduct expresses the Company’s fundamental vision and values with respect to ethical behavior and transparency, and the expectations of the values and actions carried out by everyone working for, and with, Tenaris.

The code of conduct and the code of ethics for senior financial officers are available on Tenaris’s website at: https://www.tenaris.com/en/sustainability/governance-and-ethics/. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Quality, Health, Safety, and Environment Policy

Tenaris identifies the health and safety of its employees, contractors and visitors, the satisfaction of its customers, the protection of the environment and the development of the communities where it has its operations as integrated key drivers of its business. The Company has adopted a QHSE Policy, which is regularly reviewed and updated to reflect excellence in all processes, products, and services with an aligned vision that quality is Tenaris’s main competitive advantage.

Human Rights Policy

The Company has adopted a Human Rights Policy to ensure the respect and promotion of human rights across all its operations. This policy commits Tenaris to ethical conduct aligned with international human rights standards, including the Universal Declaration of Human Rights and the International Labour Organization's principles. The policy prohibits child labor, forced labor, discrimination, and any form of cruel or degrading treatment. It emphasizes the importance of dignity, equality, and the right to freedom of association and collective bargaining. The policy applies to all employees, directors, officers, suppliers, and third-party collaborators, requiring them to adhere to these principles and report any violations through established channels.

Policy on Business Conduct

The Company has adopted a Policy on Business Conduct that sets forth principles and procedures designed to ensure that Tenaris complies with the requirements of the Code of Conduct, as well as with anti-bribery and anti-corruption laws. The policy mandates ethical conduct in all business dealings, prohibits improper payments, and outlines certain responsibilities for directors, officers, and employees. It also includes provisions for due diligence, internal accounting controls, permissible expenditures, and training programs to foster a culture of compliance and integrity.

Sustainable Sourcing Policy

Tenaris has adopted a Sustainable Sourcing Policy, which sets forth certain principles that suppliers (and their respective supply chains) are expected to abide by as a basis for sustainable development, including certain standards followed by the Company on ethical behavior, legal compliance, and health, safety and environmental responsibilities. This policy is in line with the principles set forth in the U.N. Sustainable Development Goals and the Worldsteel Sustainability Charter and complements other related policies and procedures, such as the Company’s Code of Conduct, the QHSE policy, and the Human Rights Policy, among others.

Code of Conduct for Suppliers

The company has adopted a Code of Conduct for Suppliers to ensure that Tenaris’s suppliers adhere to high standards of integrity, transparency, and compliance with laws in all business dealings. This code requires suppliers to avoid conflicts of interest, refrain from offering or accepting bribes or kickbacks, and maintain accurate business records. It emphasizes the responsible use of Tenaris's assets and technological resources, the protection of confidential information, and respect for intellectual property rights. It also mandates compliance with labor and human rights standards, including the prohibition of child labor, forced labor, and discrimination, and promotes a safe working environment to prevent accidents and injury to health.

Annual Report 2024
The Administrative and Management Bodies

For information on composition, responsibilities, practices and compensation regarding the board of directors, the chief executive officer and senior management, please refer to “Information on the Company - “Directors, Senior Management and Employees”, in this annual report.

Due Diligence

Tenaris has implemented standardized policies and procedures to evaluate, prevent, mitigate and address financial, ESG-related positive and negative impacts, and related risks and opportunities. For further information on risk management, please see “Information on the Company – Directors, Senior Management and Employees – Board Practices” in this annual report. Tenaris’s main policies and procedures, described in previous section, guide our due diligence processes.

In the following chapters of this sustainability statement, you will find our objectives, actions and indicators reflecting sustainability management and due diligence processes within Tenaris.

Strategy and Business Model

For information on our strategy and business model, please refer to “Information on the Company - Business Overview”, in this annual report.

Double Materiality Assessment
Identifying and Assessing Material Impacts, Risks and Opportunities

In 2024, Tenaris performed a Double Materiality Assessment (“DMA”) to identify and assess the material ESG topics and information to be reported in accordance with the ESRS. The findings of the DMA are consistent and aligned with the results of the Company’s risk mapping assessment separately carried out by the Company’s critical risk committee and the sustainability topics that the Company was already reporting. We performed the DMA following a five-step methodology.

Identification of ESG topics and value chain mapping

We used a combination of internal and external sources which may reasonably be considered to be relevant inasmuch as they reflect our economic, environmental and social impacts, or influence the decisions of our stakeholders. We used peer analysis and prior materiality results based on different guidelines, including, worldsteel, UN Global Compact, Global Reporting Initiative (GRI), Sustainable Accounting Standards Board (“SASB”), and Task Force on Climate-related Financial Disclosures (TCFD), to ensure comprehensive coverage.

Topics were mapped across Tenaris's value chain and validated with internal stakeholders, ensuring all activities, relationships, and geographies were included.

Impact Materiality

The impact materiality assessment consists of identifying and evaluating actual, potential, positive and negative impacts within each ESRS topic, based on their time horizon, severity, and likelihood of occurrence in the case of potential impacts, as guided by the European Financial Reporting Advisory Group (EFRAG) methodology.

We evaluated the severity of impacts: for positive impacts, scale and scope were assessed, while for negative impacts, scale, scope, and remediability were considered. Each category was rated on a scale of 1 (least severe) to 5 (most severe). For potential impacts, likelihood was also assessed, using a scale from 1 (unlikely) to 5 (certain).

Annual Report 2024

Financial Materiality

The financial materiality assessment consists in assessing risks and opportunities in terms of time horizon, magnitude and likelihood of occurrence.

Risks and opportunities were identified for each impact determined during the impact materiality assessment. Magnitude was assessed: for risks, this referred to the scale of damage or disruption (e.g., financial loss), while for opportunities, it reflected the scale of potential benefits (e.g., financial gain). Finally, the likelihood of occurrence was rated on a scale from 1 (unlikely) to 5 (certain).

Consolidation of Double Materiality Assessment results

The fourth step consisted in consolidating the results through the definition of a materiality threshold for each impact, risk and opportunity.

Actual impacts were considered material when the average of the severity rating, i.e., scale, scope or irremediability (for negative impacts only) exceeded a certain threshold.

For potential impacts, both severity and likelihood were considered. Severity was calculated as the average of: scale, scope and remediability.

For risks and opportunities both magnitude and likelihood were considered.

Stakeholder Engagement

We engaged with internal and external stakeholders to assess the importance of ESG topics through interviews and review the DMA outcome. This process ensured alignment between the results of the assessment and the ESG topics identified as most significant by such stakeholders.

Stakeholder engagement is an important aspect of the DMA, as relevant stakeholders can help assess and validate the list of material topics.

Similarly, internal engagement with the undertaking’s business functions and employees also helps to assess and validate impacts, risks and opportunities.

We use formal and informal methods to obtain feedback about material sustainability topics from our employees, customers, suppliers, communities, investors and other key stakeholders.

A key step towards understanding the context is to identify those stakeholders who are affected, or likely to be affected by our operations. We have identified key affected stakeholders, together with a description of the different ways in which we engage with them.

The activities listed in the table detail the principal ways in which we obtain feedback from stakeholders on issues related to sustainability.

Other sources include the Company’s Compliance Line, available 24/7, where stakeholders can report any alleged breach of the Company's Code of Conduct or its principles, such as acts of corruption, fraud, theft, and abuse or discrimination in the workplace. See “Sustainability Statement – Governance-Business Conduct” for more information on the Company’s Compliance Line.

Annual Report 2024

Stakeholder group	Engagement mechanisms
Employees	Frequent dialogue and exchange between managers and their teams Quarterly feedback check-ins Periodic Town Halls Employee Opinion and Pulse Surveys Performance Reviews Double Materiality Interviews
Suppliers	Frequent dialogue Training and assistance programs Use of Open-es digital platform for sustainable supply chain information exchange Double Materiality Interviews
Customers	Frequent dialogue with our customers Satisfaction surveys Customer sustainability surveys of their supply chain Double Materiality Interviews
Investors	Quarterly conference calls In-person meetings Quarterly anonymous feedback Road shows and conferences Sustainability questionnaires Investor Day Double Materiality Interviews
Communities	Dialogue with the communities surrounding our major plants Social media Support for education in our communities Volunteering activities Community support Double Materiality Interviews
Government	Policy compliance Articulation of Public-Private sector actions
Industry Associations	Conferences Joint research Benchmarking Double Materiality Interviews

Annual Report 2024
Material topics

The following table summarizes our material topics and sub-topics identified as a result of our DMA:

Environment	Social	Governance
Climate change: Climate change adaptation Climate change mitigation Energy	Our workforce: Equal treatment and opportunities for all Working conditions Other work-related rights	Business conduct: Corporate culture Corruption and bribery Management of relationships with suppliers including payment practices Protection of whistleblowers
Pollution: Pollution of air	Workers in the value chain: Working conditions Other work-related rights
Water: Water and marine resources	Affected communities: • Communities' economic, social and cultural rights
Circular Economy: Resource inflows Waste	Consumers and end users: Information-related impacts for consumer and/or end-users Personal safety of consumers and/or end-users Social inclusion of consumers and/or end-users
Innovation and technologies

Annual Report 2024
Material Impacts, Risks and Opportunities (“IROs”)

The impacts, risks and opportunities resulting from the DMA are used to inform our decisions and help us to adapt our strategy and business model in relation to our key stakeholder groups.

The table below shows our main IROs identified for each material topic. Additionally, in each chapter of this sustainability statement, we will elaborate on the key actions taken to address them, and the main indicators used to track their performance.

Topic		Impacts, Risks and Opportunities	Value chain stage
Environment	Climate change	Impact of CO2 emissions from Tenaris operations and its value chain (Scope 1, 2 & 3)	Own operations / Upstream
		Tenaris has an energy-intensive manufacturing process	Own operations
		As the shift to a low-emission economy progresses, decreasing demand for fossil fuels could reduce the need for pipes used in the oil and gas sector.	Own operations / Downstream
		The physical risks resulting from climate change could impact our operations	Own operations
		Tenaris is developing products for low carbon applications such as CCUS, H2 and geothermal, among others.	Own operations / Downstream
	Air pollution	Through its steel manufacturing processes, Tenaris produces emissions from particulate matters and other pollutants.	Own operations
	Water management	Water plays a major role in steel manufacturing process	Own operations
	Circularity	Tenaris EAF steelmaking process enhances recycling of scrap	Own operations

Topic		Impacts, Risks and Opportunities	Value chain stage
Social	Health and safety	Workers at Tenaris production sites face hazards, including machinery risks, that could lead to injuries or fatalities	Own operations
		Tenaris implements preventive actions to minimize health and safety risks	Own operations
	Talent attraction and professional development	Ongoing professional development could have beneficial impact on our employees	Own operations
	Gender equality and diversity	Impact from diversity and inclusion	Own operations
	Working conditions and work-related rights	Impact from working environment and compliance with freedom of association regulations.	Own operations
	Supplier management	Impact of supply chain integration	Upstream
	Communities	Drive inclusive growth and development in the communities where we work and live	Own operations
	Our customers	Through innovation and continuous improvement, Tenaris delivers high-quality products and services that enhance safety and efficiency	Downstream
Governance	Business conduct	Impacts from corruption and bribery in own operations and in the value chain	Whole Value chain
		Foster a corporate culture of transparency and integrity, based on ethical behavior and compliance with the law	Own operations

Annual Report 2024
Environment

Commitment

To reduce our environmental footprint and contribute to global and regional goals for addressing climate change risks along our value chain.

Objectives

  Achieve 30% reduction in the CO2-eq intensity of our operations by 2030 from 2018 levels and become carbon neutral as soon as technology and market conditions allow.
  Implement CO2 reduction opportunities along our value chain.
  Minimize particulate and other emissions at our sites.
  Strengthen the circular economy by maximizing scrap recycling and minimizing waste to landfill.
  Ensure effective water management.
  Evaluate biodiversity risks and contribute to initiatives to improve biodiversity.

Key actions

  Investments and actions for reducing environmental and carbon footprint.
  Improve material efficiency and water management.
  Engage with suppliers and customers to identify CO2eq reduction opportunities along our value chain.

Steel is an essential material for our daily lives, used everywhere and for a variety of products, yet steelmaking is a highly energy-intensive process and produces significant quantities of different emissions, including carbon dioxide. The steel industry faces many environmental challenges and climate change is one of the most critical.

The physical, social and financial risks of climate change, and the global challenge of lowering greenhouse gas emissions, are pushing the steel industry to find new solutions for reducing its carbon footprint and transitioning to a low carbon economy.

New technologies and practices bring both economic and environmental benefits, from recycling materials as part of the circular economy, to harnessing cleaner energy.

Greater energy and material efficiency, as well as increased waste recycling and the use of renewables in addition to innovative technologies like hydrogen, are best achieved through continued industry collaboration. These alternatives, however, are not equally successful or feasible in all facilities due to significant regional and site differences.

As an industry leader, Tenaris believes that its responsibility to reduce the environmental impact of its activity is also an opportunity to embrace innovation and technological development and engage its partners in the value chain to contribute to a cleaner future.

Annual Report 2024
Environmental Management System

We have implemented an Environmental Management System (“EMS”) according to ISO 14001, integrated with the Health and Safety Management System to ensure a holistic approach to the management of all our material impacts, risks, and opportunities related to climate change mitigation and adaptation, air pollution, water management, chemicals, circularity and biodiversity management.

The EMS is based upon our QHSE Policy through which Tenaris aims to achieve the highest standards of QHSE, incorporating the principles of sustainable development throughout its worldwide business. It is certified with a multisite certification, meaning that the system designed and implemented is the same for the whole company and, as such, has an audit system implemented that verifies not only local implementation and performance, but also corporate oversight to the system accuracy and performance. Tenaris communicates its policy throughout its organization, trains its employees in the appropriate use of its Quality, Health, Safety and Environmental management systems and engages them in the regular setting, measuring and revision of objectives.

The EMS addresses all environmental aspects from the reduction of greenhouse gas emissions, energy efficiency, and the transition to renewable energy, pollution prevention and circularity. Tenaris has defined and implemented global procedures to ensure that suitable communication processes are established with contractors, visitors, local communities, and other interested parties including HSE event reporting. Our management system establishes the requirements to report and investigate environmental incidents and is fully integrated with our Health and Safety Management System, allowing us to identify and share lessons learned to minimize impacts and repetitive events. The most senior level accountable for implementing our EMS is the CEO.

We continuously analyze the environmental impact of our operations and define and implement mitigating actions. The management system covers all our operations, including production processes, capital expenditures, and operating practices. It involves both upstream and downstream activities, with particular focus on our main suppliers and our oil and gas customers, as required by the ISO 14001 standard. It is applicable globally, then specific actions are tailored to local conditions, as actions cannot be implemented in the same manner at all sites. They depend on local conditions, infrastructure, policy considerations, processes, among others. The policy considers the interests of employees, contractors, suppliers, and local communities. 83% of our production sites now operate with a certified EMS according to ISO 14001. We are working to integrate the remaining sites, including our recently acquired sites.

We cooperate with local governments on rational policies to help achieve the UN Sustainable Development Goals. We also participate in global steel industry actions particularly through our activity within worldsteel. We have been committed to the UN Global Compact since 2016 and disclose our progress report on an annual basis.

Climate Change

Commitment

To reduce the intensity of our CO2-eq emissions and reach carbon neutrality as soon as technology and market conditions allow.

Objectives

  Achieve 30% reduction in the CO2-eq intensity of our operations by 2030 from 2018 levels, as a mid-term target towards becoming carbon neutral as soon as technology and market conditions allow.
  Identify and implement actions to reduce the intensity of CO2-eq emissions: e.g., increase scrap and low-carbon electricity usage, increase energy and materials use efficiency in operations, explore hydrogen and carbon capture techniques to progressively replace and/or abate fossil fuel use in operations.
  Engage with suppliers to encourage production and use of more sustainable products, services and operations.
  Offer customers products and services that help to minimize their footprint and support their own strategies.
116

Annual Report 2024
Tenaris recognizes the profound challenges posed by climate change, both to society at large and to our business specifically, considering the markets in which we engage, how government regulations may influence our operations and those of our customers, and the geographical location of our physical assets.

At the same time, climate change presents strategic opportunities not only to strengthen our market leadership but also to explore new sales avenues.

Tenaris is committed to reducing its carbon footprint and supporting the Paris Agreement goals, having set a mid-term intensity target that covers all our tubular operations – Scope 1, 2 and 3 for raw materials, including purchased steel, and intermill transportation of unfinished products.

Given the relevance of climate change for the company’s overall business and strategy, our Board of Directors approves our decarbonization and climate change strategy and reviews its progress quarterly, and a Vice Chairman of the Board has been appointed to oversee climate-related issues. Major investments aligned with the decarbonization strategy are presented to the Board for approval, and the Board reviews and guides the strategy, annual budgets, and major capital expenditures related to climate change.

We regularly assess and track global progress towards the energy transition, keeping an eye on policies, regulations, technologies and other global and national developments that could speed up or hinder the progress of this transition in the years to come, as well as other factors that could affect or pose particular risks to our sales and operations.

We recently conducted a climate risk assessment to better understand the long-term vulnerability of our most relevant industrial facilities to climate effects and physical climate risk, using the Intergovernmental Panel on Climate Change (“IPCC”) high-emissions Representative Concentration Pathway (“RCP”) 8.5 global warming scenario, which showed no apparent undue exposure to risks for which Tenaris is unprepared.

We work closely with our customers to support their efforts to establish sustainable sourcing policies across their supply chain, thus requiring a more detailed disclosure of climate change-related impacts.

As we pursue our strategy of decarbonizing our operations, we are exploring various options with different partners around the world. We know that there is no single solution, as certain alternatives are better suited to specific sites or regions based on local infrastructure and resources.

Annual Report 2024

EAF producer

118

Annual Report 2024

All our steel is produced in EAF using recycled steel scrap as the primary source of metallic feedstock. We supplement the use of steel scrap with metallics such as pig iron, direct reduced iron (“DRI” ) and ferroalloys, to meet quality, productivity and materials specifications. In Argentina, where steel scrap availability is limited, we operate a facility to produce DRI using natural gas.

Steel produced in EAF using a high proportion of scrap in the metallic charge has a lower carbon intensity than steel made using iron ore and metallurgical coal as primary feedstock. The average CO2 emissions intensity for our steel making sites is 0.9 ton CO2/ ton crude steel, which is less than 50% of the 1.9 ton CO2/ ton steel for the average global steel industry, according to worldsteel.

We also purchase steel from third-party suppliers, primarily to manufacture welded pipe products. As many of these suppliers make steel products using iron ore and coal, the carbon emissions intensity of the pipes made with this steel is often greater than that of those manufactured with our own steel.

Our Decarbonization Levers and Actions

Scope	Decarbonization Levers	Description
Reducing the carbon intensity of our operations	Increased Use of Recycled Steel Scrap	We are increasing the use of recycled steel scrap in our raw material mix, reducing the use of pig iron without compromising product quality.
	Energy and Material Efficiency and Process Yield	Energy and material efficiency is a cornerstone of our industrial culture, in which we continuously invest to improve operating practices and efficiency in the use of resources.
	Renewable Energy Deployment	Transitioning to zero-carbon emission electricity by implementing renewable energy projects and/ or acquiring zero-emission electricity.
Carbon Pricing and Regulatory Compliance

We have used an internal carbon price since 2021 to evaluate investments in projects that could contribute to decarbonize our operations and monitor carbon pricing frameworks and trends globally and locally to identify regulatory mechanisms and assess transition risks and opportunities.

Adoption of New Technologies and Innovative Projects

We invest in best available technologies (“BAT”), seeking to continuously modernize our facilities to improve efficiency, reduce emissions and environmental impact, enhance safety in our operations, and to prepare our facilities for the use of new technologies such as hydrogen when they become commercially available.

	Training and raising awareness	We train leaders and employees on key environmental aspects to raise awareness and commitment towards sustainability.
Supporting the decarbonization of our value chain	Supply Chain Optimization

Through our Rig Direct® service, we synchronize production schedules and logistics to customer drilling operations, reducing inventories and redundant operations and shortening the supply chain, thus reducing emissions.

Supply Chain Transparency

We engage with our suppliers to gather climate change and carbon information about our main raw materials. This helps us include product-specific upstream emission factors in our inventory, improve the accuracy of our Scope 3 emissions reporting and identify opportunities for collaboration to reduce emissions.

	Alternative Steelmaking Materials	We explore the use of alternative materials such as biomass or residues to replace coal and biogas thus replacing fossil fuels.
	Products for the Low Carbon Energy	We invest in R&D to develop products and services that will support the energy transition.

Annual Report 2024

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

In February 2025, we restated the baseline for our medium-term emissions intensity reduction target, to include (i) the expanded perimeter of our operations from the acquisitions we have made since 2018, and (ii) intermill transportation of unfinished products, and to adopt more realistic emission factors for certain raw materials and include previously excluded raw materials, in line with discussions held at worldsteel. In particular, we are now including our recently acquired welded pipe operations in Saudi Arabia and pipe coating operations. We have made these adjustments to increase reporting transparency and clarity. The net effect of these multiple adjustments has been to increase the overall level of intensity we are reporting under our target and for our operations, with the 2018 baseline intensity increasing to 1.54 from 1.43 tons CO2-eq per ton of steel processed. Up to 2024, a 15% reduction in CO2-eq intensity from the revised 2018 baseline has been achieved. For more information on the restatement of the emissions baseline please see “Sustainability Statement – Annexes – Annex I: Sustainability Statement Accounting Policies”.

Our target aligns directly with our EMS objectives of mitigating climate change impacts and promoting sustainable practices within our operations. The target encompasses all our operational activities related to tubular activities.

The target was set analyzing our main sources of emissions and evaluating the technologies and modifications we could implement to define an achievable target. We evaluated our intensity and how it compared to other competitors and steel producers. We considered also the IEA iron & steel technology roadmap issued in 2020 in relation to the Paris agreement. Definition of the target took into consideration a medium-term timeframe compatible with our intensity, global agreements to reduce GHG emissions, technologies that can be implemented today at reasonable cost according to the processes we perform and worldsteel’s sectoral approach and decarbonization pathways.

Performance against disclosed targets is monitored, reviewed and disclosed annually. Metrics used include CO2 emissions intensity, energy intensity, and the percentage of renewable energy use. Progress is evaluated against initial plans, and trends or significant changes are analyzed to ensure continuous improvement.

Any changes in targets, metrics, or underlying methodologies are documented and communicated transparently. This includes updates to significant assumptions, limitations, and data collection processes. Please see “Sustainability Statement – Annexes – Annex I: Sustainability Statement Accounting Policies”.

This medium-term target is a first step towards the broader objective of decarbonizing our operations and reaching net zero carbon emissions. How long it will take to achieve this final goal depends on the development of emerging technologies as well as market and regulatory conditions, including carbon pricing and customer support. We are allocating substantial resources to our decarbonization strategy and will continue to do so to strengthen our competitive position.

Annual Report 2024

Million tons CO2-eq emissions: Tubular production and processing sites

	2018	2019	2020	2021	2022	2023	2024
Scope 1	2.1	1.8	1.2	1.9	2.1	2.1	2.0
Scope 2	1.1	1.0	0.6	0.9	1.1	1.0	0.9
Scope 3	4.4	3.3	1.9	2.6	3.3	3.8	3.4

Scope 1 tons CO2-eq: direct emissions.

Scope 2 tons CO2-eq: market-based approach electricity emissions.

Scope 3 tons CO2-eq: upstream category 1 emissions and category 9 intermill transportation.

Annual Report 2024

The following graph shows the different decarbonization levers with which we plan to achieve our medium-term target.

Over the past three years, we have increased capital investment in projects which contribute to our decarbonization strategy and environmental goals. These investments accounted for 29%, 31% and 30% of our total capital investments in 2022, 2023 and 2024, respectively, while a similar percentage is forecast for 2025. In total, our expenditure on such projects is expected to exceed $700 million over the 2022-25 period.

Annual Report 2024

Use of steel scrap and alternative materials

In 2024, the proportion of recycled scrap used as raw material in our steelmaking operations reached 82%, up from 68% in 2018. The proportion of recycled scrap we can use at each facility depends on local availability, scrap quality and the steel quality requirements of our products.

We have increased our steel’s recycling content by reducing the amount of pig iron in the metallic mix. In 2024, we substantially reached our objective of reducing the use of pig iron in our metallic charge to minimum levels with the use of data science models to design the optimum charge to maximize scrap use while complying with steel quality standards and meeting other performance criteria.

To secure access to scrap of the requisite quality for use in our operations at these high levels, we are investing in various projects to improve our scrap market sourcing ability, as well as scrap-handling and storage capabilities.

In addition to using more scrap, we are also looking at increasing the recycling mix in, and reducing carbon emissions from, our steel furnace charge by using alternative materials where feasible. For example, our steel shop in Romania is currently replacing part of the coal used in the steel process with recycled waste plastics, today replacing around 30% of the coal used.

Annual Report 2024

Renewable energy deployment

Following an investment of $200 million, in October 2023 we began operating a wind farm in Argentina with an installed capacity of 103.2 MW. The power generated is delivered through the interconnected grid to our industrial facilities in Campana, where it provides around 50% of total electric power consumption. We are currently constructing a second wind farm in Argentina, with a $214 million investment, after winning additional priority connection rights to the interconnected grid. This investment is expected to be operative by the end of 2025 and its output would meet a further 30% of current energy needs at our Campana facilities and reduce our CO2 emissions by a further 102,500 tons per year.

Other investments in renewable energy include solar projects in Romania and Italy accounting for 30 MW installed capacity, while in Colombia, Mexico and Romania, we are buying power from certified renewable sources either through particular contracts or certificates. We also signed a PPA in Italy to cover a small part of the electricity we buy. In 2024, our consumption of renewable electricity accounted for 20% of our total electric power consumption including our own generation and purchases, up from 12% in 2023. We continue to explore other options for renewables in the different regions where we operate.

Under a collaboration agreement between Tenaris, Snam S.p.A. –one of Europe's main energy infrastructure operators-, and Tenova - a related company that is a leading developer and supplier of sustainable solutions for the transition of the metallurgical industry-, our Dalmine mill has been carrying out a test of hydrogen generation and use, with the aim of evaluating the performance and reliability of generating and using hydrogen in the steel industry and, more generally, in hard-to-abate sectors. The goal has been to use the hydrogen produced on site to fuel a burner recently developed by Tenova (100% H2 ready) and installed in a reheating furnace for seamless pipes. The trial that lasted for 6 months has helped to define safety guidelines and plant management procedures, thus initiating the development of integrated solutions for the implementation of this type of technology.

Energy efficiency measures

As a company dedicated to industrial excellence, prioritizing energy efficiency has long been central to our continuous improvement efforts and our investments. Our aim is to modernize production lines and equipment, while working continuously to improve operating practices and reduce energy and material consumption.

In 2024, we replaced one of our two steel furnaces at our Siderca mill in Argentina with a modern furnace incorporating energy-efficient Consteel® technology. This new furnace enables the continuous charging of scrap which is preheated with fumes produced during the melting process, thus reducing electricity, natural gas and electrodes consumption compared to traditional batch-charging technologies. The new furnace started to operate in September 2024 after an investment of $80 million.

Annual Report 2024

We also revamped furnaces at our Italian sites and have a furnace revamping project ongoing in Sault Ste Marie, Canada, while many other minor improvements have been implemented to reduce electricity and natural gas consumption.

Internal carbon price and financial considerations

To facilitate the achievement of our decarbonization targets and prepare for the potential adoption of additional carbon pricing mechanisms around the world, in 2021, we introduced an internal carbon price of a minimum of $80/ton. This internal carbon price is primarily used to evaluate investments in projects that could help to decarbonize our operations. The internal carbon price level was decided according to existing local and regional carbon prices and bibliography recommending levels of carbon price to foster the adoption of new technologies.

We also assess the future market outlook for our products, taking into account different oil and gas demand scenarios as published by our customers, international agencies like the International Energy Agency (“IEA”), and energy market consultancies, such as Rystad Energy (“Rystad”).

We pay particular attention to the historical record and the potential pace of change in the adoption of new technologies, regulations and behaviors which could affect future oil and gas demand. We use these scenarios and assessments as essential input to shape and assess our business strategy, and how we address the risks and opportunities arising from climate change.

The transition from the current reliance on fossil fuels, including oil and gas, to cleaner alternatives is uncertain, with a wide range of potential outcomes. This transition is further complicated by the ongoing increase in demand for energy particularly in less developed countries.

Tenaris takes these risks into consideration when evaluating its investments in major projects and the acquisition of equipment to produce steel pipes, factoring them into the accounting estimates and assumptions used to assess the carrying value of its assets.

Training and raising awareness

We place significant emphasis on training and communication to foster a culture of environmental responsibility. We train leaders and employees on key environmental aspects to raise awareness and commitment towards sustainability. We communicate our policies throughout the organization, train employees in the use of our EMS and engage them in setting, measuring, and revising objectives.

Supporting the decarbonization of our value chain

We work closely with our value chain to identify opportunities for reducing carbon emissions. For instance, supply chain integration is a specific feature of our Rig Direct® service which aims to synchronize production schedules and logistics with customer drilling operations, thus reducing inventories and excess materials. We are also studying alternative steelmaking materials, such as biomass or residues to replace coal, or biogas to replace fossil fuels.

Through our R&D and innovation efforts, we introduced Dopeless® threads years ago as a solution to reduce pollution at drilling sites that is used primarily in offshore operations. Combined with our Rig Direct® service, pipes arrive at the rig or port ready for immediate use, without the need for thread cleaning, inspection, and running dopes. This technology not only streamlines operations but also enhances environmental performance, helping our customers minimize their impact.

Our Sustainability Sourcing Policy will help us to have a better understanding of our suppliers’ real emissions levels in order to identify further opportunities for improvement.

During 2024, we started to use the Open-es platform, inviting a first round of suppliers to join the platform to disclose their ESG practices. This initiative is framed within our Sustainable Sourcing Policy. We plan to continue asking more of our suppliers to join this platform to find options to collaborate and continue improving the sustainability performance of our value chain.

Annual Report 2024

Products for the energy transition

As suppliers of tubular products and services to the energy industry, the energy transition provides us with an opportunity to develop new products and services for potentially fast-growing segments such as hydrogen transportation and storage, carbon capture use and storage projects, and geothermal installations. Over the past three years, we have increased our investments in R&D in this area, as they are expected to contribute a relevant revenue stream to the company in the future. We monitor global trends to estimate future energy needs within the context of the energy transition, where gas transmission networks will play an important role.

We have developed a range of materials technologies and products that have been tested for use in hydrogen storage and transportation, CCS injection wells, and geothermal applications. Regarding hydrogen storage and transportation, we have seen growth in demand for large, high-pressure vessels used in the build out of hydrogen refueling stations for heavy-duty vehicles and buses. We have also seen increasing interest in developing geothermal, waste-to-energy and CCS projects. In particular, we recently received an order from Saudi Aramco for a CCS pipeline which will transport nine million tons of CO2 from refinery and petrochemical operations for storage in depleted oil fields.

Resilience and adaptation

We regularly assess the resilience of our strategy and business model in relation to climate change, covering our own operations and including upstream and downstream value chain considerations. In addition to the elements mentioned above, this analysis includes:

  Board Oversight and Strategic Opportunities: Our board of directors reviews the progress of our climate change strategy quarterly. We recognize that climate change presents both challenges and strategic opportunities, enabling us to strengthen our market leadership and explore new sales avenues.
  Global Energy Transition Monitoring: We regularly assess global progress towards the energy transition, considering policies, regulations, technologies, and other developments that could impact our operations. This ongoing assessment helps us stay ahead of potential risks and opportunities.
  Climate Risk & Vulnerability Assessment: We have conducted a climate risk & vulnerability assessment using the IPCC high-emissions RCP 8.5 global warming scenario. This assessment has provided a risk map for our main facilities, allowing us to prioritize and implement measures to increase resilience to physical climate risks.
  Customer Collaboration: We work closely with our suppliers and customers to support their sustainable sourcing policies, requiring detailed disclosure of climate change-related impacts. This collaboration ensures that our supply chain aligns with broader sustainability goals.

Cumulative Locked-in GHG Emissions from Key Assets and Sold Products

We have evaluated the cumulative locked-in GHG emissions associated with our key assets from the reporting year until 2030 and 2050. This assessment includes the sum of estimated Scopes 1 and 2 GHG emissions over the operating lifetime of our active and planned key assets. These key assets include our industrial facilities, and equipment that are significant sources of direct or energy-indirect GHG emissions. Although our steel-making process is energy-intensive, we anticipate a reduction in indirect emissions as we transition to low- or zero-emission electricity sources.

This trend is already underway based on our projects and will be further supported by improvements in the electricity grids across the countries where we operate. In terms of Scope 1 emissions, the most significant contributors are those associated with natural gas use in our DRI plant, as well as the energy required to heat and process steel for pipe production. The availability and affordability of low emission energy resources, including CCS infrastructure and hydrogen, in quantities necessary for assuring production and at a competitive price would be needed to unlock Scope 1 emissions.

The use of steel pipe products does not generate CO2 emissions directly, as they are a stable product. Fuel emissions occur during the combustion of fuel, after pipes have been used for the extraction of those fuels.

Annual Report 2024

Oilfield services

We recently started a relatively small business unit that is unrelated to our main businesses of manufacturing steel pipes and other steel products, which is reported under our “Others” segment. This business unit sells fracking and coiled tubes services to oil and gas companies operating in Argentina and involves the generation of CO2 eq emissions mainly related to the use of energy to power the fracking equipment. These operations are usually performed in remote areas without access to a grid connection with diesel used to power equipment.

Emissions are majority of Scope 1 with a marginal participation of Scope 2 related to the power needed for offices. These emissions are not included in our target or calculation for steel and tubular intensity.

In 2024, CO2 eq emissions for this business are estimated in:

Scope 1: 64,262 tons.

Scope 2:  49 tons.

Air Quality

Commitment

To minimize emissions of fumes and particulates, contributing to good air quality in our operations and the communities where we operate.

Objectives

  Comply with local and internal emissions requirements.
  Minimize emissions from steelmaking processes.
  Reduce volatile organic compounds (“VOC”) emissions related to our coating activities.

Apart from CO2-eq emissions, the steelmaking process produces emissions from particulate matter and other pollutants that require control measures. Accordingly, we have defined corporate procedures that set strict limits on stack emissions and define monitoring requirements. Internal procedures have been drawn up according to the best technologies available to improve processes beyond legal compliance levels, as not all countries where we produce have the same requirements.

In our corporate procedure on air pollution management, we set internal limits for stack emissions, especially on particulate emissions, that are according to BATs levels and monitored with continuous monitoring equipment that allows to track performance and identify opportunities to take preventive actions. This pollutant is one of the most relevant in an EAF operation. Other pollutants are evaluated through spot monitoring, also considered in our procedures and improvements are implemented when necessary. Abnormal events are managed as incidents according to our definition, investigated and improvement actions are defined. Please see “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

Annual Report 2024

Preventing, remediating and addressing impacts

Our policies and procedures as well as our corporate internal targets regarding air quality align with best available control techniques, this way ensuring that we are able to define, evaluate and implement improvements on those criticalities going beyond legal compliance. This is applicable for air emissions particularly concerning dust, nitrogen oxide (“NOx”) and VOCs. Our procedures consider point source emissions, diffuse and fugitives within the scope.

We have defined corporate key performance indicators that are monitored routinely to define improvement plans when necessary. There are global indicators, according to the criticalities internally defined and performance is reported routinely to top management. Sites establish also their own indicators for proper follow up of local situations.

We use BATs to reduce impact and prevent pollution. Investment projects include BAT evaluation to improve performance beyond local compliance criteria. Changes are defined according to performance and evolution of BATs as well as results of improvements implemented.

Our corporate and local targets plans are related to our commitment set in our QHSE policy of minimizing the environmental footprint of our activities, products and services. Targets are followed up and monitored on internal databases and reported to top management.

By integrating these elements into our operations, we strive to prevent incidents and emergencies and mitigate their impact on people and the environment when they occur.

Our Actions

In the past years, we have made significant investments in controlling particulate emissions, including upgrading systems and technology at our sites in Tamsa in Mexico, while, this year, this was reinforced in Siderca in Argentina with the implementation of Consteel® technology when replacing one of our EAFs, and the modernization of our Koppel US steel shop. Consteel® technology ensures better emission management, as scrap is charged continuously without opening the top of the furnace.

We are reinforcing preventive maintenance, controls and operating conditions to sustain the operation as required.

We continuously monitor particulate material in our steel shop stacks as this is the most relevant pollutant from the steel process in terms of air quality. Monitoring provides our maintenance areas with feedback so they can keep bag houses operating correctly. We have set internal particulate emissions standards for these processes.

All revamped furnaces include low NOx emission burners and new varnishing lines for pipes are using water-based products to minimize VOC emissions. We just started to operate a new water-based varnishing line in our SPIJ facility in Indonesia.

Water Management

Commitment

To ensure effective management of water resources.

Annual Report 2024

Objectives

  Minimize water intake, especially in water-scarce areas where we have water-intensive operations.
  Meet water discharge quality targets.
  Implement the best water-management technologies for new lines.

Water plays a major role in steel manufacturing processes, although little of it is consumed as most is reused or returned to source. Tenaris is aware of its responsibility for managing water resources efficiently and is constantly evaluating how best to conserve and reuse water.

Our QHSE Policy includes a commitment to reduce our environmental footprint, including the use of water, and we have implemented procedures to ensure effective management. Our corporate strategy includes evaluating the use of water at each place, the applicable requirements, potential sources of water, trends and future risks for each location. Based on evaluating the situation at each location we can define improvement opportunities for reducing the environmental pressure on water resources whether this is on the use or quality. Our procedures cover all industrial sites and activities, products and services. Please see “Sustainability Statement - Sustainability in Tenaris – Policies and Procedures”.

Preventing, remediating and addressing impacts

In our corporate procedure on water management, we have established comprehensive measures to ensure the sustainable use and protection of water resources. These measures include:

  Mapping Potential Pollution Sources: We identify and map out potential sources of pollution to proactively manage and mitigate any risks to water quality.
  Maintenance Programs for Water Treatment Systems: Regular maintenance programs are in place to ensure that our water treatment systems are functioning effectively and efficiently.
  Monitoring Programs: Monitoring programs are implemented to track water usage and quality both of water getting into the system and discharge, allowing us to identify any issues promptly. Our procedure establishes pollutants of interest according to the process used at the location.
  Improvement Actions: Based on the criticalities identified through our monitoring programs, we define and implement actions to improve water management practices.
  Water Stress Risk Evaluation: We evaluate water stress risk for each of our locations. This evaluation helps us prioritize criticalities and establish actions to improve water management at sites facing higher risks.

We are advancing at some sites in the metering of water use, by main processes so to be able to identify improvement opportunities for the use of water.

Our procedure establishes a hierarchy level on the type of water to use at each location with a general approach, that is then validated locally according to water availability and competing uses on the area which may trigger different objectives in terms of water use.

To ensure the quality of water discharged, we regularly monitor effluent discharge to comply with local and internal standards. The type of treatment for effluent discharge is determined by the effluent type and destination, with most undergoing secondary physical-chemical treatments, especially in locations lacking adequate infrastructure. Our procedure establishes recommended methods for monitoring that are then validated according to local applicable requirements that often vary from country to country.

We have defined metrics measuring the amount of water used per source and per ton of product. With this metric we are able to track the use of water at every location. Locally, each site measures quality of discharges to track compliance, based on these two main metrics we are able to set improvement actions when problems are detected. Water stress areas and future water risk evaluations are inputs to define the required improvement actions.

The process that is most intensive in water use is the rolling process, as water is used to cool down the pipe during its production. In most of our sites, water is used in closed water systems, so water is recycled internally. Discharges are monitored according to applicable legal requirements and internal procedures which also establish limits.

We are subject to a wide range of local, state, provincial and national, laws and permit requirements concerning water management. These are relevant inputs considered when evaluating performance and potential improvements on water management.

When new processes are added, water used is evaluated and BATs are applied to ensure proper management, together with consideration on the future water risks for the area.

Annual Report 2024

Water-stress areas

We evaluate water stress levels at our facilities, especially those with high water-use rates for seamless pipe making, rolling and heat treatment, as processes for welded pipe and finishing plants use less water, in accordance with the World Resources Institute’s Aqueduct global water risk mapping tool. Only 0.6% of our total water withdrawal is located in high to extremely-high water stress areas; 0.3% is located in medium to high stress areas, and around 99% is located in low / low-to-medium areas. Most of our more intensive water-use facilities lie in areas of low or medium water stress risk, according to the Aqueduct Water Risk Atlas, and these sites currently display high recycling rates. Our water management procedures cover all areas, including those dealing with high-water stress.

We have also incorporated tools to map and evaluate climate related risks affecting the areas where we operate, including water related risks such as flooding or droughts, to evaluate adaptation measures that may be required at our locations.

Oceans and seas

We have not adopted any policies specific to oceans and seas, as we do not have operations directly impacting oceans or marine resources. However, we do acknowledge that some discharges in rivers or lakes could eventually end up in the ocean. Our water procedures mentioned above aim at managing these risks.

Annual Report 2024

Our Actions

During the year, we modified our internal procedures to better acknowledge the potential impact of heavy rains in different locations and we included considerations for the analysis of modified and new buildings, as there are changes happening, we need to be prepared to collect more water in short periods of time and manage it on our installations.

We are implementing an investment project in Sault Ste Marie to improve water treatment before discharge, and we have another project ongoing in Bay City for doing the same. In Zalau, Romania, we implemented improvements on water treatment, as well as in Tamsa. We have approved a project in Siderca, Argentina to allow for a better water collection and management to reduce risk of flooding in an area of the site and also improve treatment of particular streams.

Our products can also help our customers in their water management and use. For example, our Dopeless® connections require no water for cleaning threads when in the field, while a standard dope thread needs between 10-20 liters of water per connection.

Circularity

Commitment

To implement circular economy concepts throughout our industrial system.

Objectives

  Maximize recycling rates at our facilities.
  Maximize scrap availability and use.
  Reduce the amount of materials sent to landfill by reducing generation, reusing and recycling, including revalorization.
  Minimize pollution.

Our QHSE Policy provides a framework for improvements in resource management, circular economy and material efficiency. According to our management system structure and objectives, we have established internal procedures to regulate the material, waste and chemicals management. Please see “Sustainability Statement - Sustainability in Tenaris – Policies and Procedures”.

As a process of continuous improvement, we look for opportunities to reduce consumption, select better materials, reuse and recycle internally or externally and finally decrease the amount of wastes generated and sent to landfill.

Annual Report 2024

Our waste management procedure sets guidelines to ensure that we minimize environmental impact and promote sustainability. Here’s how our procedure addresses each stage:

  Prevention: we prioritize the minimization of waste generation by implementing BATs in our CAPEX projects. This includes new manufacturing lines, processes, and revamping existing ones. We aim to reduce waste at source in the projects we implement. We evaluate wastes generated at our normal activities to identify waste streams looking to minimize generation.
  Preparing for Re-use: we evaluate our processes to find opportunities to re-use materials and waste, both internally or externally in other industrial processes. Our procedure includes stringent rules for the storage of products and wastes, which help in maintaining their quality for potential re-use.
  Recycling: we have set internal indicators, and we follow up generation of waste looking to reduce generation, reuse them whenever possible and recycle, making disposal a last resort.
  Other Recovery: we use other recovery options, such as energy recovery, to make use of waste that cannot be prevented, re-used, or recycled. This is part of our broader commitment to use natural resources and energy efficiently and contribute to the circular economy.
  Disposal: we ensure that waste disposal is conducted in a manner that minimizes environmental impact. Disposal activities are performed with authorized companies according to applicable local requirements.

Significant resources and efforts are dedicated to identify recovery, reuse and recycling opportunities and finally decrease the amount of waste sent to landfills.

We are committed to working with our suppliers to improve sustainable business practices, assisting them to identify risks and opportunities, providing training, sharing knowledge and raising awareness, and, in general, working together to improve the sustainability of our supply chain and our business.

Our Actions

Recycling scrap

As we produce steel using EAFs, the use of recycled scrap is a key aspect of our operations. We have implemented practices to increase the use of recycled scrap. The use of recycled scrap reduces the use of virgin materials (like iron or coal), reduces CO2 emissions related to the steel process and enhances circularity.

As a permanent resource, steel is fundamental to achieving a circular economy: it can be recycled infinitely without losing any of its properties. This is a way of saving energy, in addition to iron, coal and other materials, as well as producing less CO2 emissions, and preventing useful material from ending up in landfill as waste. We focus on several key areas to ensure efficient resource inflows, outflows, and circular product design.

Annual Report 2024

We rely heavily on scrap recycling which is also shown on the recycling rate for our steel which reached 82% in 2024.

We are investing significant amounts in scrap management, particularly in Mexico, but also in Romania and Argentina. In order to increase steel production based on scrap, internal models have been developed to support higher use of scrap and less pig iron, while maintaining product quality. Scrap often contains impurities, particularly copper, that pose a risk for cleaner steel production. We carefully evaluate our sources of scrap to minimize this risk of impurities and to reduce the need for purer iron sources such as pig iron.

In Argentina, the quantity of scrap that can be sourced locally is limited. Thus, to complement locally-sourced scrap in the steel charge, we process iron ore pellets into DRI on site using natural gas to complete the metal charge necessary for operations.

Material management

Production phase

We are also exploring the use of alternative materials in our steel furnaces. In Romania, we are participating in the Retrofeed program to test alternative materials for steelmaking and are now using plastic wastes to partially replace coal. As another example, in our facility in Argentina, where we produce our own plastic thread protectors, we have moved from 30% content of recycled plastic to 60% in average.

We reuse and recycle residue and co-products to cut waste: in 2024, our disposal amounted to 9.7%.

Annual Report 2024

We have maintained reuse and recycling rates for our co-products, with higher volumes for slag, followed by scale and iron fines. Slag, the major waste co-product, is reused and recycled in areas such as building materials, fillers, road surfacing, and concrete, while scale, the second co-product, is used in cement processing or by other steel companies.

Our industrial operations in Brazil, Italy, Mexico, Romania and the UK have achieved waste recycling rates of over 90% (excluding scrap), the result of continuous efforts to minimize waste generation and landfill as a treatment method.

We also continue with our thread protector recycling program in many regions where we operate, reusing or recycling plastic protectors to make new ones or other plastic products.

Use phase

During the use phase, our experts work closely with customers to maximize operational safety and minimize environmental impact. By optimizing the use and service life of materials, we ensure that less material is needed, transported, and handled, resulting in a lower overall impact. We have implemented recycling services focused on plastic protectors to minimize the loss of packaging material. Recovered thread protectors can be used to produce new protectors at our facilities, or they are cleaned, shredded and used to produce new plastic products.

End of functional life

At the end of a product's functional life, our focus on recycling and reusing materials ensures that they are not wasted. This approach aligns with our goal of achieving a circular economy by promoting reuse, repair, refurbishing, remanufacture, repurposing, and recycling.

We have achieved a high level of material efficiency (a worldsteel indicator), reaching 98.8% in 2024 for our steel sites, which is above the industry average, according to worldsteel. This efficiency is a result of our efforts to reuse and recycle residues and co-products, thereby cutting waste.

Annual Report 2024
Biodiversity

Biodiversity has not been identified as a material topic for our company, but we acknowledge that its connection to climate change and pollution is gaining global significance as awareness grows about the impact of business activities and climate change on plant and animal diversity.

We are improving our management and governance approach to acknowledge and address the impacts on biodiversity and climate change and conduct targeted activities in specific regions to engage with and contribute to local ecosystems.

We conducted an assessment to identify if our sites are located within or close to key biodiversity areas. The assessment was conducted for all of our steel production sites around the world as well as our downstream processing sites on biodiversity, applying online platform on Biodiversity Risk Filter from World Wildlife Fund (“WWF”) and Key and Protected biodiversity data.

We identified two industrial operations less than 10 km away from key biodiversity areas: Qingdao and Calarasi. One of them is a steel shop located in Calarasi Romania that is under the European program Nature 2000. The other is located in China, where Tenaris has a finishing facility with low impact on these topics as it is a line with low environmental risks. In Romania, the site acts as required by local authorities if endangered species are identified within the facility on one side, and on the other the site has an implemented environmental management system, externally certified, to ensure environmental footprint is evaluated and key aspects are identified to be improved along the years. Affected species were identified also for other sites, that may be close to critical areas for being known internally and to develop awareness among our employees.

Our Actions

In Argentina, Tenaris signed an agreement with the Rewilding Argentina foundation in 2021 to work together in partnership to conserve and restore local fauna in different projects throughout Argentina. These include the Esteros del Ibera reserve in Northeast Argentina, El Impenetrable in the North, and two areas in Patagonia.

Rewilding Argentina is part of the Tompkins Conservation organization, whose work in Esteros del Ibera to create a successful conservation model was ranked by the National Geographic Society as one the top seven best projects of its kind in 2020.

Tenaris contributes by supplying pipes to build corrals, bridges or cages to support efforts to reintroduce local fauna such as ocelots, jaguar, giant otter and several local bird species.

In the “Ciervo de los Pantanos” National Park neighboring Siderca, Tenaris has provided support for local technical school students to build sustainable domes aimed at encouraging schoolchildren to participate in the educational activities organized by the National Park. At Siderca we are undertaking an evaluation of flora in order recreate a corridor for native flora.

Other sites have implemented biodiversity initiatives, in general together with local NGOs or authorities to better define potential contributions. For example, in the United States, our Bay City mill is developing a plan to manage wild deer in the area while developing volunteer programs.

Annual Report 2024
EU Taxonomy (Article 8 of Regulation (EU) 2020/852)

The following information is provided in accordance with Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council, as supplemented by Commission Delegated Regulation (EU) 2021/2139 of 4 June 2021, Commission Delegated Regulation (EU) 2021/2178 of 6 July 2021, Commission Delegated Regulation (EU) 2022/1214 of 9 March 2022, Commission Delegated Regulation (EU) 2023/2485 of 27 June 2023 and Commission Delegated Regulation (EU) 2023/2485 of 27 June 2023 (collectively, the “Taxonomy Regulation”).

Tenaris’s Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the energy industry, particularly casing and tubing, or OCTG used in oil and gas drilling operations, and line pipe used in the transportation and processing of oil and gas as well as for other industrial applications. Our processes include steel manufacturing and its transformation into tubular products.

Business activities included in this segment are largely dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products.

Major oil and gas companies are adapting their strategies and increasing their investments in renewable energies to address the energy transition while maintaining their capability to meet market demand and reduce the emissions from their operations.

As the energy transition advances, demand for our products and services for low-carbon energy applications, such as geothermal, hydrogen and CCS, is expected to increase, while demand for oil and gas applications may decrease.

Additionally, as part of our efforts to address climate change, we are investing in adapting our operations in line with our target to reduce their carbon emissions intensity rate by 30% by the year 2030, compared to a 2018 baseline.

The steel we manufacture to produce seamless pipe products is produced in EAFs using recycled steel scrap as the primary source of metallic feedstock. Steel produced in EAFs using a high proportion of scrap in the metallic charge has a substantially lower carbon intensity than steel produced using iron ore and metallurgical coal as the primary feedstock.

On the other hand, to produce welded steel pipe products, we purchase steel coils and steel plates from third parties, much of which is produced in blast furnaces.

Identification and assessment of economic activities

Taxonomy eligibility

We have examined all the economic activities carried out by Tenaris and have identified the following two activities as taxonomy-eligible economic activities, in accordance with the Taxonomy Regulation:

1) 3.9 Manufacture of iron and steel, Nace Code C24.20 Manufacture of tubes, pipes, hollow profiles and related fittings, of steel (“steel tubes manufacturing”); and

2) 4.3 Electricity generation from wind power, Nace Code D35.11 Production of electricity (“wind power electricity generation”).

Taxonomy alignment

Substantial contribution

An economic activity is taxonomy-aligned if it complies with technical screening criteria of substantial contribution to one of the six environmental objectives and Do No Significant Harm (“DNSH”) of any of the other five. Additionally, the company shall prove its alignment with the minimum safeguards.

Annual Report 2024

For fiscal year 2024, we have concluded that both taxonomy-eligible activities performed by Tenaris— steel tubes manufacturing and wind power electricity generation—substantially contribute to climate change mitigation (“CCM”) based on the technical screening criteria for substantial contributions to CCM, set forth in the Taxonomy Regulation as described below:

Steel tubes manufacturing: According to the technical screening criteria set out in Annex I of the Commission Delegated Regulation (EU) 2021/2139, the activity “3.9. Manufacture of iron and steel” contributes to CCM if the activity complies with one of the following technical screening criteria:

  GHG emissions applied to electric arc furnace (EAF) high alloy steel do not exceed = 0.266116 t CO2-eq product (Scopes 1 + 2), and/or;
  Steel scrap input relative to product output is no lower than 70% for the production of high alloy steel.

Tenaris can demonstrate compliance with the second criterion of steel scrap input relative to product output, as it manufactures steel in EAF producing high alloy steel, and the steel scrap proportion at the consolidated level is higher than 70%.

As explained above, we only produce steel required to manufacture our seamless steel pipe products, whereas in order to make our welded steel pipe products, we purchase steel coils and steel plates from third parties. Therefore, for the alignment analysis, we have excluded welded tubular products because we lack information regarding the steel purchased from third parties, for the purposes of ensuring taxonomy alignment.

Wind power electricity generation: this activity generates electricity from wind power and contributes to reducing Scope 2 emissions.

Do No Significant Harm (“DNSH”)

We have analyzed the DNSH criteria for both taxonomy-eligible activities that contribute substantially to CCM by assessing those sites where we perform those economic activities.

We have conducted an assessment of all the DNSH criteria. The rationale for our compliance with the DNSH regarding our tubes manufacturing activities is given below.

Climate change adaptation

Regarding the DNSH for Climate Change Adaptation, a physical climate risk assessment was performed in 2023 in accordance with the Taxonomy Regulation.

The DNSH for Climate Change Adaptation requires the company to perform a Climate Risk and Vulnerability Assessment to establish the adaptation capacity of its economic activity according to the climate scenarios defined by the IPCC up to 2050. This assessment varies in line with the lifespan of the activity according to the best available methodology for Climate Risk and Vulnerability Assessment.

Risk assessment is conducted by taking into consideration exposure, climate hazards, and the vulnerability of the economic activity.

Annual Report 2024

Firstly, we identified the climate risks for a selection of Tenaris’s main assets in different scenarios, and for different time horizons. This part of the assessment also provided us with ratings for the different climate hazards at each location.

Secondly, we selected the assets with a high level of climate hazard gravity and likelihood in accordance with climate projections and regional scenarios. For these seamless pipe manufacturing plants, which are eligible for EU Taxonomy, we performed a full Vulnerability Assessment.

Thirdly, we assessed the vulnerability of these assets with regard to the climate risks identified. This resulted in a list of potential consequences arising from the climate events, and severity scores qualifying these consequences.

The last step consisted of building a Risk & Vulnerability Matrix to serve as a basis to determine the need for an adaptation solution plan. Overall physical risk scores were obtained by multiplying likelihood scores (ratings) and severity scores.

The Climate Risk & Vulnerability Assessment concludes that none of the sites requires an adaptation plan for any of the climate risk categories under the RCP 8.5 scenario in 2050. Indeed, the highest overall physical score is 12 (medium) for the wind risk at Tamsa.

Annual Report 2024

Sustainable use and protection of water and marine resources

Tenaris has procedures in place covering water use and protection. These include mapping potential pollution sources, implementing maintenance programs for water treatment systems, monitoring programs and defining improvement actions depending on the criticalities identified. Water stress risk is evaluated for each location, allowing Tenaris to prioritize criticalities for different sites and establish the definition and implementation of actions to improve water management. Furthermore, 83% of our production sites are working under management systems certified according to ISO standards.

Pollution prevention and control

Tenaris possesses all the requisite EU and national legal authorizations indicated for the use of chemical substances, including some carcinogenic, mutagenic or reprotoxic (“CMR”), applicable to its manufacturing process for seamless steel pipes according to local applicable requirements. In its current formulation, Appendix C does not provide any concentration limits, except for point (a) and (b).

The criterion in point (g) aims to broaden the list of substances to which Appendix C potentially applies. It seeks to identify substances—whether on their own, in mixtures or making up an article—that meet the criteria outlined in Article 57 of Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) but are not yet included in the Candidate list, which makes it challenging for Tenaris to map unauthorized substances.

Moreover, the requisites deemed “essential for society” or of “essential use” have no legal definition. In an official note published in December 2022, the EC claimed that it was drawing up a document to clarify the application of the requisite in question. However, as of the date of this report, no official document has been issued on the matter.

The compliance rationale adopted by Tenaris is aligned with one of the “essential for society” criteria enshrined in the Montreal Protocol.

This is the same as the one cited by the EC as reference, whereby all economically feasible steps have been taken to minimize the essential use and any associated emission of the controlled substance.

Protection and restoration of biodiversity and ecosystems

As previously explained, 83% of our production sites, including our major sites, are working under management systems certified according to ISO standards. Main sites were evaluated to determine if they are located within key biodiversity areas. Our analysis showed that none of our major sites, including steel processing and/or rolling mills lie inside these areas. The sites located near Key Biodiversity Areas have implemented controls on environmental aspects that may impact on these aspects.

Similarly, the wind farm meets the different DNSH criteria. As it is located onshore, Tenaris is not required to perform any assessment with regard to water protection. In terms of the circular economy objective, the wind turbines components are durable and resistant, and their output has a material efficiency of 90%. The components of the wind turbines are also highly recyclable. Finally, the wind farm is not located in or near any key biodiversity area, and therefore does not require any specific assessment. However, this aspect is included in the local environmental permits for the wind farm and a particular evaluation for potential impacts was performed for obtaining the license for the site.

Annual Report 2024

Minimum Safeguards (“MS”)

The final step for determining taxonomy alignment is compliance with minimum safeguards to ensure that the company has adopted procedures implemented to ensure the alignment with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights, including the principles and rights set out in the eight fundamental conventions identified in the Declaration of the International Labour Organisation on Fundamental Principles and Rights at Work and the International Bill of Human Rights.

Tenaris has adopted adequate policies and procedures to ensure that both taxonomy-eligible activities comply with the MS.

We understand that conduct of business by our employees, officers and directors, as well as by other participants along our value chain, plays a central role in complying with MS. Our Code of Conduct includes provisions covering, among other topics, human rights, corruption and bribery, taxation and fair competition. Throughout this report (in particular in our “Governance” chapter), we describe in detail our commitment, objectives and actions to ensure a corporate culture of transparency and integrity, based on ethical behavior and compliance with the law.

Key performance indicators (“KPIs”)

Definition and calculation of KPIs

KPIs required to be disclosed in connection with taxonomy-eligible and taxonomy-aligned activities have been calculated based on the accounting policies applied in the consolidated financial statements, prepared in accordance with IFRS.

Total turnover

Turnover KPIs represent the proportion of net turnover derived from products or services that are taxonomy-eligible, and the proportion of net turnover derived from products or services that are taxonomy-aligned.

Taxonomy eligibility: all sales derived from our Tubes segment have been considered as taxonomy-eligible:

  numerator: sales derived from the Tubes segment.
  denominator: total sales as disclosed in the consolidated income statement.
140

Annual Report 2024

Taxonomy alignment: revenues derived from the sale of seamless tubular products have been considered taxonomy-aligned (based on the applicable technical screening criteria). We have excluded revenues derived from sales of welded tubular products because we lack information with respect to the steel purchased from third parties for the production of welded pipes, for the purposes of ensuring taxonomy alignment.

  numerator: sales of seamless tubular products.
  denominator: total sales as disclosed in the consolidated income statement.

For further information on our turnover calculations, please refer to note II. S “Accounting policy – Revenue Recognition” in our consolidated financial statements for the year ended December 31, 2024.

Capital expenditures

CapEx KPIs represent the proportion of capital expenditures in taxonomy-eligible activities and the proportion of capital expenditures in taxonomy-aligned activities. CapEx includes taxonomy-eligible investment which is part of a plan to upgrade a taxonomy-eligible activity into a taxonomy-aligned activity; for example, the construction of our wind farms in Argentina.

Taxonomy eligibility:

  numerator: capital expenditures for the Tubes segment.
  denominator: aggregate capital expenditures disclosed in the consolidated statement of cash flow.

Taxonomy alignment:

  numerator: capital expenditures in our seamless tubular products production facilities plus capital expenditures for the construction of our wind farms in Argentina, plus other investments in environmental and energy saving projects.
  denominator: aggregate capital expenditures disclosed in the consolidated statement of cash flow.

For further information about capital expenditures calculations, please refer to “Information on the Company – Business Overview - Capital Expenditure Program” in this annual report.

Operating expenditures

OpEx KPIs represent the proportion of operating expenditures in taxonomy-eligible activities and the proportion of operating expenditures in taxonomy-aligned activities.

Annual Report 2024

OpEx KPIs are calculated as follows:

Taxonomy eligibility:

  numerator: maintenance expenses plus research and development expenditures corresponding to the Tubes segment cost of sales.
  denominator: maintenance expenses plus research and development expenditures on a consolidated basis.

Taxonomy alignment:

  numerator: maintenance expenses plus research and development expenditures made at our seamless tubular products production facilities and at our wind farm in Argentina.
  denominator: maintenance expenses plus research and development expenditures on a consolidated basis.

For further information about our OpEx calculations, please refer to note II. T “Accounting policy – Cost of sales and other selling expenses” in our consolidated financial statements for the year ended December 31, 2024.

EU Taxonomy KPIs: sales (turnover), investment expenses (CapEx) and operating expenses (OpEx).

EU Taxonomy KPIs	2024	2024
	Millions of U.S. dollars	Share %
Total sales (turnover)	12,524	100%
of which taxonomy-eligible	11,907	95%
of which taxonomy-aligned	9,832	79%
Total investment expenses (CapEx)	694	100%
of which taxonomy-eligible	690	99%
of which taxonomy-aligned	553	80%
Total operating expenses (OpEx)	518	100%
of which taxonomy-eligible	498	96%
of which taxonomy-aligned	415	80%
142

Annual Report 2024

				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Code	2024 Turnover	Proportion of Turnover	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy aligned proportion of total Turnover, year 2023	Category (enabling activity)	Category (transitional activity)

Turnover		Millions,	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
		U.S. Dollars
A. TAXONOMY-ELIGIBLE ACTIVITIES			95%
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Manufacture of iron and steel	CCM 3.9	9,832	79%	100%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	79%		T
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		9,832	79%	79%	0%	0%	0%	0%	0%	Y	Y	Y	Y	Y	Y	Y	79%	0%	79%
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
Manufacture of iron and steel	CCM 3.9	2,076	17%	100%													16%
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		2,076	17%	17%													16%
Total (A.1+A.2)		11,907	95%	95%													95%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non-eligible activities		616	5%
Total (A+B)		12,524	100%

Annual Report 2024

				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Code	2024 CapEx	Proportion of CapEx	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy aligned proportion of total CapEx, year 2023	Category (enabling activity)	Category (transitional activity)

CapEx		Millions,	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
		U.S. Dollars
A. TAXONOMY-ELIGIBLE ACTIVITIES			99%
A.1. CapEx of environmentally sustainable activities (Taxonomy-aligned)
Electricity generation from wind power	CCM 4.3	43	6%	100%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	16%
Manufacture of iron and steel	CCM 3.9	510	74%	100%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	61%		T
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		553	80%	80%	0%	0%	0%	0%	0%	Y	Y	Y	Y	Y	Y	Y	77%	0%	61%
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)
Manufacture of iron and steel	CCM 3.9	137	19%	100%													22%
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		137	19%	19%													22%
Total (A.1+A.2)		690	99%	99%													99%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Capex of Taxonomy-non-eligible activities		4	1%
Total (A+B)		694	100%

Annual Report 2024

				Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')
Economic Activities	Code	2024 OpEx	Proportion of OpEx	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity and ecosystems	Climate Change Mitigation	Climate Change Adaptation	Water	Pollution	Circular Economy	Biodiversity	Minimum Safeguards	Taxonomy aligned proportion of total OpEx, year 2023	Category (enabling activity)	Category (transitional activity)	Category (transitional activity)

OpEx		Millions,	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
		U.S. Dollars
A. TAXONOMY-ELIGIBLE ACTIVITIES			96%
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Electricity generation from wind power	CCM 4.3	22	4%	100%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	0%	-
Manufacture of iron and steel	CCM 3.9	394	76%	100%	0%	0%	0%	0%	0%		Y	Y	Y	Y	Y	Y	81%	-		T
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		415	80%	80%	0%	0%	0%	0%	0%	Y	Y	Y	Y	Y	Y	Y	81%	-	0%	81%
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
Manufacture of iron and steel	CCM 3.9	83	16%	100%													14%
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		83	16%	16%													14%
Total (A.1+A.2)		498	96%	96%													95%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
OpEx of Taxonomy-non-eligible activities		19	4%
Total (A+B)		518	100%

Annual Report 2024

Social

Human Capital

Commitment

To lead with care, providing a safe working environment built upon company core values to enable employees to develop their skills and careers while contributing to the company’s goals.

Objectives

  Foster trust and empower employees to manage and promote change and innovation.
  Embed sustainability values through transparent and effective processes.
  Encourage continuous learning and feedback.
  Respect and promote merit, diversity and inclusion in all its forms.

Industrial excellence

At our company, industrial excellence is a core part of our identity, and this sets us apart from our competitors and shapes every aspect of our business from a rational, value-driven perspective. We are dedicated to fostering a community of industrial talent that shares our values and goals.

Our offer includes exposure to challenging projects, a multicultural environment, and a wealth of opportunities for learning and professional growth.

We aim to attract individuals who possess not only excellent skills but also a profound commitment to leading sustainable industrial projects that contribute to the well-being of society.

Annual Report 2024

Policies and procedures

We have implemented policies and procedures to manage and address impacts, risks, and opportunities on our employees, related to ethics and compliance, health and safety, working conditions, and human rights. For a summary of our main policies and procedures, please see “Sustainability Statement - Sustainability in Tenaris – Policies and Procedures”.

Tenaris is committed to fostering a transparent, ethical, and law-abiding corporate culture that upholds human rights and labor rights for all workers, including employees, contractors, and agency-provided personnel.

Our Code of Conduct and Human Rights Policy outline the following key principles we uphold:

  Fostering an environment that respects the rights and dignity of all individuals.
  Prohibition of child, forced or compulsory labor, slavery, or servitude in any form.
  Prohibition of discrimination of any kind.
  Recognition of the rights to freedom of association and collective bargaining of our employees.

Our Code of Conduct and Human Resources Policy prohibit any form of discrimination in employment relationships.

At Tenaris, managing business with integrity and in compliance with the law is non-negotiable. We have a zero-tolerance policy towards corruption and are committed to ethical business practices in all areas of operation. Our policies, program and commitment to transparency, integrity, and ethical behavior are further detailed in our Governance-Business conduct chapter of this sustainability statement.

Through our QHSE Policy, we are dedicated to maintaining safe and healthy workplaces and to promote wellbeing at work. For more information on employees’ health and safety, please refer to “Sustainability Statement – Social - Health and Safety”.

These policies and commitments are integral to our strategy and management decisions related to sustainability and inclusion, ensuring that we create a supportive and equitable environment for all members of our workforce.

Annual Report 2024

Headcount evolution

From December 2023 to December 2024, our workforce decreased by 3,260 people. Approximately half of this reduction was due to employees who joined the company following the acquisition of Mattr’s pipe coating business, with temporary project-based contracts that, in many cases, ended during that year. Additionally, once functions and tasks were restructured, many of these employees left the company. This reduction in personnel was primarily observed in Indonesia and Mexico. The other half of the reduction was a consequence of a decrease in plant workload, resulting in a lower requirement for personnel. These changes have been necessary to maintain operational efficiency and to adapt to changing market conditions.

Annual Report 2024

During 2024, the resignation rate for professional employees went down from 4.2% to 3.8% reaching the lowest value of the last 10 years. Overall (professional and shop floor employees), the resignation rate also decreased, from 5.0% to 4.4%.

Our Actions

Our people, their ideas, efficiency, and skills, are our most valued asset, driving innovation and business growth. As a global industry leader, we face a world dynamic with economic and political uncertainties, technological disruption, and trade conflict. Nurturing the competencies and determination of our teams is crucial to unlocking a sustainable future.

Annual Report 2024

Engaging with our employees

Our engagement with employees includes an effective Employee Value Proposition that embraces a safe work environment, open dialogue throughout the organization, challenging goals and projects, competitive annual total rewards, and career opportunities.

Frequent dialogue and exchange between managers and their teams take place through different channels, quarterly feedback check-ins, town halls, employee opinion and pulse surveys, and performance reviews. These methods ensure continuous and open communication with our workforce, allowing us to assess, validate, and manage impacts, risks, and opportunities effectively.

Our CEO hosts quarterly town hall meetings open to all professional employees worldwide, where he comments on business progress and answer questions on any topic raised by the audience. Other town halls are held regularly by regional presidents and functional directors.

The Employee Opinion Survey (“EOS”) is carried out every two to three years, applicable to both professional and shop floor employees. Pulse Surveys are conducted between the EOS, mainly for professional employees. These surveys provide direct feedback from our workforce, allowing us to understand their concerns regularly.

Mechanisms for identifying and addressing concerns are accessible to the entire population without discrimination. These include one-on-one discussions with a Human Resources Business Partner (“HRBP”), or Employee Relations Manager, and opportunities to provide upward feedback on supervisors as part of the annual Performance Management Process (“PMP”), where comments are reviewed by the supervisor’s manager. Internal client-supplier feedback is also allowed. For those seeking greater confidentiality, options like the EOS are available, along with anonymous and confidential channels, such as the Compliance Line.

Attracting talent

As a global company, we can offer career development and rotation prospects that are an attractive differential for industrial and administrative profiles.

Our Global Trainee Program (“GTP”) is a strategic initiative that aims to cultivate the next generation of leaders by providing training in technical and soft skills. It includes structured rotation across various roles, exposure to industrial scenarios, and mentorship. This program emphasizes the importance of sharing company values and learning about our culture at an early stage, ensuring that global trainees are well-integrated and aligned with our organizational goals from the beginning.

Annual Report 2024

We established a corporate university, TenarisUniversity (“TU”), in 2005, which is responsible for providing training and development opportunities to all our employees at every stage of their career with Tenaris. Training and professional development programs, some of which are developed in partnership with external universities, such as Rice University in Houston, are organized with a view to promoting a corporate culture of excellence in everything that we do and the alignment and cross-fertilization of knowledge across Tenaris. Currently, we are focused on expanding the digital mindset and embracing new technologies to improve processes, achieve greater efficiency, and reduce transactional tasks.

Training

TU is responsible for the continuous training of all employees, including both operational and professional staff. TU conducts various global programs for targeted audiences to develop fundamental skills for their roles, ensuring our workforce is prepared for the evolving demands of a sustainable economy. Our programs have been revamped to incorporate advancements in learning and technology, offering participants effective networking opportunities and integrating peer learning communities to enhance both technical and soft skills.

As part of our structured development initiatives, we offer a series of global programs designed to strengthen leadership and professional capabilities. The TenarisUniversity Induction Camp (“TUIC”) is the first global in-person program, bringing together young professionals from around the world to immerse themselves in Tenaris’s core values and processes while fostering networking and diversity. The Management Essentials program (“ME”), delivered in a virtual format, equips new supervisors with the necessary skills and tools to navigate their first leadership roles, emphasizing adaptive leadership and behavioral focus over purely technical knowledge. The Management Development Program (“MDP”), conducted in person, focuses on leadership concepts and key elements for middle management. The Advanced Management Program (“AMP”), also in person and delivered in partnership with Rice University in Houston, US, builds on previous leadership programs and introduces strategic concepts.

Annual Report 2024

Beyond leadership programs, we offer job-specific training that is learner-centric, allowing employees to train at their own pace and from anywhere. Our partnership with the Degreed learning platform enables users to learn, develop, and measure their skills in line with the latest trends. In addition to mandatory and formal training, employees have flexibility and autonomy in self-selected learning through this platform, which serves as a unified access point for all educational content in the organization, including internal systems, external providers, and an open ecosystem of online resources.

TU continuously reviews the content, structure, and dynamics of its programs to ensure they remain aligned with business needs and leadership development objectives.

Number of participants per training program:

Year	TUIC	ME	MDP	AMP	LP	BA
2020	-	85	49	-	-	30
2021	86	83	-	-	-	36
2022	162	77	96	-	42	33
2023	209	110	109	54	-	32
2024	221	118	115	53	-	-

TUIC: TenarisUniversity Induction Camp	AMP: Management Development Program
ME: Management Essentials	LP: Leadership Program
MDP: Management Development Program	BA: Business Acumen

Annual Report 2024

Diversity

For Tenaris, workplace diversity is seen as a pillar for creating and maintaining a positive company culture, contributing to productivity, employee retention, and job satisfaction. A diverse mix of ages, abilities, and nationalities, as well as efforts to enhance gender equality, are seen as necessary to establish inclusion at all levels.

As a company that prioritizes internal growth, we have implemented programs to foster the development of our female talent, including long-term career planning and support. These efforts are part of our broader objectives to foster trust, empower employees, and embed sustainability values through transparent and effective processes.

Annual Report 2024

We continuously look to promote diversity and inclusion initiatives with the aim of fostering equal opportunities for all employees. For example, there are regional programs focused on integrating individuals with disabilities into the company. In many regions, diversity committees have been established, composed of employees from various levels of the organization, with the goal of achieving best practices related to diversity and inclusion.

All new hired employees are trained in our Code of Conduct, which expressly forbids harassment of any kind in the workplace. There is a protocol available in the regulatory system which promotes a work environment free of harassment.  Also, all shop floor employees and technical leaders have a mandatory training on this topic, “Positive Workplace: How to create workplaces free of harassment”.

Health and Safety

Commitment

To take care of our employees and contractors, looking after their safety, health and well-being, with safe and healthy workplaces throughout our industrial and office facilities.

Annual Report 2024

Objectives

  Consolidate a strong health and safety-oriented culture within the company and our value chain.
  Intensify preventive activities, particularly regarding high-risk activities.
  Promote awareness and behaviors that enhance physical and mental well-being among all employees.
  Establish a workplace free from fatalities and severe injuries.

We have implemented policies and procedures to identify and manage impacts, risks and opportunities related to our employees and contractors, focusing on health, safety and well-being.

The health and safety (“H&S”) Management System is based upon our Quality, Health, Safety and Environment ("QHSE") Policy through which management and risk assessment fundamentals are integrated in all business processes. Tenaris communicates this policy throughout its organization, trains its employees in the appropriate use of its QHSE management system and engages them in the regular setting, measuring and revision of objectives.

As described in the QSHE Policy, all injuries and work-related illnesses can and must be prevented. We are committed to maintaining safe and healthy workplaces and to promote wellbeing at work and a healthy lifestyle. We ensure that everyone is accountable to act proactively to eliminate hazards, reduce risks and identify opportunities for improvement, and encourage an open communication with all our people and interested parties.

Following relevant events, we develop cross-site action plans and a comprehensive preventive program to leverage the hierarchy of risk controls.

We include all contractors working at our sites in the Tenaris Safety Management System to ensure our prevention programs are effective. Following three fatal accidents involving contractor employees in 2023, we revamped our Contractor HSE Management Process to ensure the integrity of all contractor personnel, defining more stringent requirements and onsite prevention activities.

Tenaris applies its QHSE Policy across its supply chain to support sustainable development, requiring suppliers to adhere to core safety principles, among other principles established in the Policy. Tenaris also expects these standards to be upheld within suppliers' own supply chains.

During late 2023 Tenaris incorporated Mattr’s pipe coating facilities into its operations and is undergoing an integration process to extend the H&S Management System to those locations.

Engaging with our employees and contractors

Tenaris is committed to training all its employees in the appropriate use of its QHSE management system, strengthening its management through updating of professional and managerial skills, fostering diversity, encouraging the consultation and participation of workers in issues related to health and safety and taking care of the environment, emphasizing employee evaluation and motivation, and complying with the ethical principles established in its Code of Conduct.

Annual Report 2024

Our Actions

Foundational priorities

Our employees’ safety and well-being are a priority, essential to our success and long-term sustainability as an organization, and intrinsic to the relationships we build with our local communities, suppliers, customers, and investors. As stated in our QHSE Policy, Tenaris prioritizes employee well-being by creating and maintaining a safety culture that seeks to deliver a workplace with no fatalities or serious injuries. We are continuously implementing initiatives to reduce the risks of complex activities by moving towards “error proof” solutions and “fail to safe” processes.

Our QHSE Policy is available on Tenaris’s website at: www.tenaris.com/en/products-and-services/qhse-certifications. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Our industrial system, operating at a high standard throughout the year, has performed well in terms of supporting our positioning worldwide. However, a fatal event occurred at the end of 2024 involving two of our employees. We deeply regret this loss of life and will continue reinforcing our preventive activity on high-risk activities.

Annual Report 2024

Leading a positive safety culture

Tenaris’s commitment to safety is deeply rooted in our culture, a mission to ensure an environment where every employee feels safe, valued, and empowered to contribute. Safety practices depend on gaining insights from everyday work, standardizing the lessons learned to prevent future incidents, and constantly enhancing control measures to make them more effective.

We believe that quality leadership is essential to strengthening our health and safety performance and to creating the right mindset to achieve better results. We are continually training our leaders to create “psychologically safe” environments, where people can discuss safety issues freely and openly. Shop-floor employees are encouraged to participate actively by pointing out unsafe conditions, sharing their views, and reporting any opportunities for improvement identified in their area in the system.

Our leaders are tasked with promoting participation and communication, especially during instances like our Safe Hour, where they hold conversations with shop-floor employees to better understand how tasks are carried out, building better connections with operators on the frontline.

The Safe Hour program is continuously being refined to encourage dialogue and comments about “work as done” versus “work as imagined”. Operators are also invited to contribute ideas to improve working conditions. The focus is on ensuring actions and tasks are correctly executed, publicly recognizing people for their positive contributions to foster an environment of greater trust and collaboration.

In 2024, we continued improving how to respond to human error by changing attitudes, shifting the focus from blaming to learning, emphasizing processes rather than people. A specific training campaign on Human and Organizational Performance (“HOP”) was launched in the U.S, Mexico and Italy and specific local actions defined through internal workshops.

We are currently exploring artificial intelligence solutions for video analysis using our video cameras (in compliance with legal requirements), to help in the detection of potential high-risk situations, analyze them and define actions to mitigate risks.

Every employee at all levels is expected to actively contribute to prevention efforts. Specific personal objectives are defined on preventive activities to be performed in the field and we use online tools for ongoing monitoring to support and motivate individuals to continually improve in this area. But most important we are focusing on the quality of the preventive activity, promoting a coaching in the field done by HSE people.

Leveraging training and communications

Putting safety at the heart of industrial growth and transformation involves substantial investment in training and communications. We believe everyone can help to prevent accidents and incidents and contribute to a culture of excellence and responsibility.

Recognizing the crucial role played by supervisors and managers in growing a safety culture, we are now training leaders in HOP to improve risk mitigation strategies and strengthen fail-safe capabilities. Through webinars held initially for leaders in the U.S., Mexico and Italy, the idea is to integrate HOP principles into preventive activities.

The HOP approach centers on people and their roles, working with shop-floor employees who are closest to the potential risks to design and test risk controls. This line of action enhances our understanding of how individuals perform their jobs. The endgame is to build systems that are more robust and error-proof, taking into account human error.

A specific training on ‘Root Cause Analysis’ methodology has also been launched globally with the aim to improve the quality of our investigations and focus the discussion on “what failed” instead of “who failed”, identifying solutions that are addressing system improvements.

We are also targeting shift leaders whose role in setting an example and transmitting knowledge is crucial to our safety strategy. In 2024, we launched a specific plan to ensure they attend training courses of high-risk activities (i.e. work at height) in the case one or more of their people has a certification in that subject. The objective is to increase their knowledge so that they can perform a better preventive activity when they are in the field supervising those activities.

As part of our drive to empower shift leaders, we are also continuing the delivery of a “Positive Approach” training course to give them the tools they need to act as safety coaches for their teams.

We are continually refining our training courses about high-risk activities (e.g., work at height, in confined spaces, crane and vehicle operation) for greater effectiveness, incorporating the lessons learned and examples coming from the events that occur worldwide.

Annual Report 2024

Additionally, we regularly enhance the quality and effectiveness of our communication routines, with face-to-face meetings between shift leaders and shop-floor employees. These are opportunities to exchange clear, consistent, and relevant information on safety, quality, production, and other topics, as well receive feedback and suggestions for improvement.

Annual communication campaigns target best practices and highlight potential risks and hazards in the workplace. In 2024 we focused on a specific campaign to reinforce the importance of performing a preventive activity with quality, focusing on high risks and ensuring that the time we spend in the mill is effective in improving the level of safety.

Effectiveness in risk reduction

We are committed to reducing the occurrence of high severity incidents, which involves developing cross-site action plans following relevant events, and a comprehensive preventive program to leverage the hierarchy of risk controls.

We consistently review our risk analyses at all sites, increasing operator involvement and the number of initiatives targeting high impact areas. Our safety objectives are supported by detailed plans implemented at each site and training and communication initiatives. The focus in on implementing robust solutions to reduce risks.

We are also continuously reviewing the risks that could lead to catastrophic consequences, performing worldwide mapping and benchmarking in our sites and defining targeted investments to improve design and engineering at facilities, equipment maintenance, ensuring effective alarms and control points, and reinforcing procedures and training.

Special task forces on critical risks such as cranes and vehicles are also continuing with the aim of sharing best practices and activities on these hazards.

We are also employing a cross-site approach to share lessons learned from critical events to prevent them happening again. Actions include improving workplace conditions, documenting procedures, and training. Although progress is being made, we recognize the need to be more agile in implementing similar measures on a global scale.

Contractor safety

We include all contractors working at our sites in the Tenaris Safety Management System to ensure our prevention programs are truly effective.

In 2024 we continued working on a specific project to improve HSE Contractors management, together with Exiros, our procurement company. The project focuses on making our selection process more robust, ensure adequate competence of the people performing the job, reinforce supervision during the execution phase and review our evaluation process ensuring the safety component is adequately considered.

We are also strengthening our access control system to ensure contractors meet all the requirements before entering our site as well as better identifying the areas where high risk activities have been performed to intensify supervision and verification that all proper safety measures are in place.

Whitin contractors, our main focus is on Tier 1 Service Sourcing Groups for which we also conduct a formal HSE audit to check the existence of a HSE system, and the level of development of such system.

Annual Report 2024

The Health Care Project - Supporting better health

Tenaris’s comprehensive occupational health program enshrines the company’s commitment to providing a healthy workplace, whether in the office, mill or at home when remote working.

The Health Care Project was launched as a preventive strategy to help our employees and their families to be in as good health as possible. In the last years, medical check-ups and follow-up have been held company wide as part of our drive to get employees to take responsibility for their own physical and mental well-being.

The check-ups also yield data enabling Tenaris to identify and improve problems statistically common to certain groups and detect patterns for specific pathologies at regional level.

This enables medical services to identify the most relevant physical examinations for each person and develop a personalized health management program.

While the check-up continues on a yearly base, we started to focus attention also on defining and consolidating a common set of company-supported health benefits aimed at encouraging physical activity, Nutrition, Anti-Smoking programs and Mental Health, as part of a corporate well-being campaign have been rolled out at all locations. We are also defining ways to monitor adoption to adjust further according to the needs and preferences.

Global recognition

In 2023, we launched the “Tenaris Health and Safety Award” initiative to encourage local teams to contribute tried-and-tested schemes to improve health and safety aspects of specific processes. The Awards are organized as a contest, with the added incentive of presenting solutions at a global level, where the persons behind the solutions are appropriately recognized.

The scheme is based on the ‘H&S Excellence Recognition’ done by worldsteel and the initiatives that are the winners of the ‘Tenaris Award’ are submitted to participate to that “contest”.

We are proud that in 2024 we have been recognized for the second year in a row by worldsteel in the category of “Occupational safety” for an initiative developed in our mill in Dalmine, Italy.

Worldsteel

We actively participate in the Safety & Health Committee (“SHCO”) of worldsteel, with the aim of sharing best practices with other companies and define common standards for health and safety practices. In November 2024 our Health and Safety Senior Director, Riccardo Dovera, took over the position of chairman of the committee, reinforcing even more our collaboration.

Annual Report 2024
Community Relations

Commitment

To drive inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages enterprise.

Objectives

  Contribute to improving all levels of education in our immediate and broader communities, with a focus on technical education.
  Help preserve the identity and heritage of our communities.
  Encourage creativity and innovation through culture.
  Support our communities during crisis (health, education, humanitarian).

Tenaris emphasizes inclusive growth in its communities, focusing on education and social mobility, as highlighted in its Code of Conduct. Through our Human Rights Policy, we foster and promote respect for the fundamental rights and dignity of communities where we operate. For more information on our policies, please refer to “Sustainability Statement – Sustainability in Tenaris – Policies and Procedures”.

We build long-lasting relationships with communities where we operate through proactive and open communication. This engagement helps us understand the needs of communities where we operate and make appropriate long-term actions.

Engaging with our communities

Throughout our history, one of the core values intrinsic to Tenaris’s heritage has been the strong relationships it has forged with the communities where it operates. We are convinced that the sustainable growth of our industrial project can only be achieved in tandem with progress in the communities where we live and work. Our vision of community relations reflects the industrial values that have underpinned our activities for over 70 years.

At Tenaris, our commitment to sustainable development is reflected in our ongoing engagement with local communities and their representatives and members. Our approach is embedded in our core values and daily activities, ensuring that sustainability is not a separate program but an intrinsic part of our operations.

Moreover, the Compliance Line is one of our primary mechanisms for stakeholders to raise their concerns, including communities, and it is an internally established channel designed to ensure that all reports are handled appropriately. Our general approach to remediating our negative impacts when such cases are identified through the Compliance Line is described in “Sustainability Statement – Governance-Business Conduct – Compliance Line”.

Our Actions

Our community program reflects over seven decades of industrial tradition worldwide, with a special focus on Latin America. The principle guiding our work is that an industrial project like ours can only be sustainable if community and industry grow together. We believe that education is the key driver for individual and social progress, and that we can and must contribute to improving the quality and inclusiveness of education in our communities.

We have seven strategic programs that are implemented locally to fit with the needs of each community where we operate, which are focused on education and culture. Our global education programs are named after Roberto Rocca, one of our founders, who believed that education plays a vital role in people’s development and that there must be synergy between industrial culture and technical education.

In 2024, Tenaris invested $17.9 million in its community relations program, complemented by a $3 million donation made directly by a Techint Group foundation; 82 % of such amount was invested in our education programs, benefiting more than 12,500 students.

Annual Report 2024

Educational Programs

For all levels

Our educational programs span the entire schooling cycle, from elementary to higher level, helping children to fulfill their potential and become active contributors to society. We are convinced that access to quality education leads to individual and collective well-being. Our programs are about developing 21st century skills, enabling those taking part to transform their own reality, always imbued with a strong sense of community.

The Roberto Rocca Technical Schools Network, Roberto Rocca Technical Gene, the Roberto Rocca After School program and Roberto Rocca Scholarships are the four global initiatives supporting education in our communities.

Roberto Rocca Technical Schools - Developing high standards of technical education

The Roberto Rocca Technical Schools network aims to level the playing field and create equal opportunities for children to access technical education, offering scholarships to all students depending on their needs. The Roberto Rocca Schools also offer technical courses to other schools and people in the community. In 2023, the international organization T4 Education ranked the Argentine Roberto Rocca School among the ten most innovative schools in the world, singling out its educational environment and active learning model.

Expanding the network

The first Roberto Rocca Technical School opened in Campana, Argentina, in 2013 and today has 452 students. Originally built for 420 students, it was expanded in order to be able to receive 520 students. New intake rates rose from an initial ceiling of 60 to 72 in 2024. Another focus is on encouraging women to study STEM (science, technology, engineering, math) subjects: the percentage of female students at the Roberto Rocca Technical School has risen from 11% in the first admissions process in 2013 to nearly 42% in 2024. Roberto Rocca Schools network has spread to Mexico and is now expanding in Brazil through our sister company Ternium.

Annual Report 2024

Students achieve high math and technical levels and over 90% continue studying at university, in many cases being the first in their families to do so. The approach taken by the school is to offer quality education and equal opportunities reducing the initial gap between low and high-income entry-level students over the seven years of their schooling.

With the aim of promoting employability, the Roberto Rocca Technical School opened as Technical Training Center. During 2024, the proposal included technical courses such as Computer aided design and Cisco computer network analyst and Electrical assembler. The Roberto Rocca Technical School also partners with industrial automation companies FESTO and Siemens to certify students from other schools in Industry 4.0 knowledge and offers Math and Language courses for all elementary school-students about to begin high school. In 2024, the Roberto Rocca School trained over 1000 people from the local community.

We believe that gifted and committed teachers are crucial to achieving academic excellence. The continuous training and performance evaluation of the educators of the Roberto Rocca Technical Schools allows us to ensure quality in the implementation of the educational model. In 2024, over 2500 hours of training were provided for teachers and staff. We also evaluate our teachers using student feedback surveys, use of active teaching methods, quality of their classes and assessment by the schools' authorities.

Evaluations as a pillar of improvement

The Roberto Rocca Technical Schools network plans its actions as part of a strategy of continuous improvement to enhance the quality of its education. It holds regular evaluations to benchmark the knowledge levels of its students.

Regarding Mathematics and Spanish, the students take standardized tests to determine their level at the time of entry (Starting point) and at the end (End point) of their schooling. These tests not only demonstrate the level of academic excellence, but also that the school is effective in leveling up its students, neutralizing the effect of socioeconomic context

Roberto Rocca Technical School students also participate in the Math and Spanish tests held by the Austral University to evaluate standards at private schools of a medium-high socioeconomic context. In 2024, the results of the Roberto Rocca School students were above the average results, even considering the other schools assessed have students from better- socioeconomic backgrounds.

Every year, students, families, teachers and staff answer satisfaction surveys about school environment as a whole. In 2024, a total of 639 people answered to the survey. The favorable rating was about 81%.

Roberto Rocca Technical Gene - Strengthening technical education

Roberto Rocca Technical Gene contributes to bridge the gap between the knowledge and skills that students graduating from technical schools have compared with the industry needs. The program mainly offers technical trainings, industrial internships in our industry and modernization of school labs. Roberto Rocca Technical Gene is present in 24 schools in 8 countries, reaching 6,400 students and teachers.

In 2024, in Bergamo, Italy, the new headquarter of Fondazione Dalmine was inaugurated with 5 laboratories with cutting-edge equipment in robotics and automation, to offer a series of courses that strengthen the educational offer to technical schools. Through technical courses in collaboration with ABB, FESTO and Siemens, young people were able to acquire the skills necessary to face the challenges of industry 4.0.

In 2024, also, over 200 students from technical schools in Bergamo, Campana, Pindamonhangaba, Veracruz and Zárate completed their training in pneumatics, electro pneumatics, hydraulics and automation, which we developed in partnership with FESTO and ABB; which enriches the technical qualifications of the participants and enhances their employability in the industry.

In 2024, we opened our plants to 329 students from Campana, Pindamonhangaba, Bergamo, Veracruz and Zalău to perform their industrial internships.

Trying to improve mathematics levels in Latin America, we designed 35 courses for teachers in the region, which we have made available through a digital platform. During 2024, over 2,300 students and teachers from three countries received these trainings. In Veracruz, Mexico, in the technical school ¨Conalep II¨, we have seen a sustained improvement in the math performance of its students: their results have increased by 8% over the last three years. During this period, teachers and students participated in the training provided by the Roberto Rocca Technical Gene program.

Annual Report 2024

Roberto Rocca After School program - Starting at a young age

The Roberto Rocca After School program for children aged 6-15 is implemented in public primary schools operating in a vulnerable context. The program focuses on integral development, in particular basic literacy, Math, Science and social-emotional skills by offering extra-curricular education four days a week. The program is underway in 11 schools in 7 countries, reaching over 1,800 regular students. Throughout 2024, in response to the academic lag observed after the pandemic, the program's educational model was updated, with the aim of reinforcing academic skills in mathematics, reading, writing, and integrate a robotics curriculum to incentive technical education. With these changes, the Roberto Rocca After School program reaffirms its commitment to providing students with greater opportunities to successfully transition to higher educational levels.

Annual Report 2024

Roberto Rocca Scholarships - Encouraging educational excellence

Launched in 1976 in Argentina, the Roberto Rocca Scholarships program encourages academic performance and commitment among high-school and undergraduate students living in Tenaris communities. In addition to academic excellence, the selection criteria include a socioeconomic evaluation in order to promote equal opportunities and social mobility. In 2024, 1,941 scholarships were awarded to high performing high school students and 494 to undergraduates studying engineering careers.

Annual Report 2024

Culture and tradition

Sharing horizons and celebrating diversity

For Tenaris and its sister companies in the Techint Group, art and culture are a source of innovation as well as a means of celebrating diversity. The contemporary art center, Fundación PROA in Argentina holds contemporary art exhibitions and leads global film festivals in four countries. During 2024, PROA received over 95,000 in-person visitors in Buenos Aires and together with Tenaris held Film Festivals in Campana, Houston, Blytheville, Bay City, Zalau and Montevideo, where 5,313 spectators assisted.

In addition, Tenaris supports Galleria d’Arte Moderna e Contemporanea (“GAMEC”) in Bergamo.

The value of cultural and industrial heritage

In Italy, the Fondazione Dalmine in Bergamo has been always committed to the dissemination of industrial history and culture for over twenty years. In addition to organizing exhibitions and activities, the Foundation's archive houses thousands of documents that recount the history of the last century in the region.

In 2024, to honor our industrial heritage, we converted the historic Dalmine building from the mid-1920s into a cutting-edge educational and cultural center, which was accompanied by an expansion of the educational proposal for children and young people in the region. Almost 5,000 people visited the Fondazione since the opening of the new headquarters. Additionally, during 2024 18,000 students attended Industrial culture workshops on history, sustainability and media literacy, and 4,000 students attended robotics workshops and activities.

Our Value Chain

Commitment

To develop integrated product and service solutions to meet customer requirements for quality and performance while enhancing safety, efficiency and reliability, and minimizing our environmental impact through the supply chain.

Objectives

  Ensure the highest standards of quality, performance and reliability for our products and services.
  Develop and improve our product and service portfolio to match evolving customer needs and enter new markets.
  Promote supply chain efficiency through more efficient, cleaner and simplified processes, digital integration and the minimization of waste.
  Develop reliable and competitive value chains in the countries where we operate.
165

Annual Report 2024

Customers

We have implemented several policies and management processes to tackle impacts, risks, and opportunities related to our customers. These policies are designed to ensure the quality and performance of our products and prevent, minimize and mitigate any negative effects on the health, safety, and well-being of our customers and the environmental impact of our products on their operations, as well as to address potential concerns about human rights.

The main policies related to end-users are:

  Quality, Health, Safety, and Environment Policy.
  Quality Management System.
  Code of Conduct and Compliance Line.
  Policy on Business Conduct.
  Human Rights Policy.

Preventing and remediating impacts

Quality, Health, Safety, and Environment standards

Our commitment to quality, health, safety, and care for the environment is an absolute one that is embedded in our management systems. This means that our products and services are developed with a focus on reducing safety and environmental risks. Our QHSE Management Systems cover the entire value chain, from suppliers to customers, ensuring the proper and efficient use of our products and services in accordance with their agreed specifications.

Our steel products (tubular products, accessories, coiled tubing, sucker rods and coating) are manufactured in accordance with the applicable specifications of the American Petroleum Institute (“API”), the American Society for Testing and Materials (“ASTM”), the International Standardization Organization (“ISO”), Det Norske Veritas (“DNV”) and European Standards (“EN”), among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality control and assurance program to guarantee that our products and services consistently meet proprietary and industry standards bringing a high level of competitiveness.

We currently maintain, for all our manufacturing facilities and service centers, a Quality Management System (“QMS”) certified to ISO 9001 by Lloyd’s Register Quality Assurance and API product licenses granted by API, which are requirements for selling to the major oil and gas companies and have rigorous quality standards. Additionally, we have certified the QMS according to API Q2 at certain locations, a certification specifically developed for companies that offer services in the oil and gas industry.

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

In late 2023, Tenaris acquired Mattr’s pipe coating business including nine plants and world-class R&D facilities in Canada and Norway and a wide IP/product portfolio. Its ISO 9001 certified quality management system will be integrated to our Quality Management System by 2026.

Similarly, our operations are certified under the highest international standards for health, safety and environment - ISO 14001 (Environment) and ISO 45001 (Health and Safety) management systems, with the majority of our sites included.

Technical assistance and training for our end-users

To ensure optimal use and performance of our products, we provide technical assistance through dedicated on-site support from certified field service personnel. We also provide comprehensive training programs tailored specifically for end-users. These training sessions equip customers with essential knowledge and skills, enabling them to operate our products effectively while adhering to safety and quality standards.

Annual Report 2024

Transparency in product specifications

As an industry leader, we are committed to providing our customers transparent access to the technical specifications of our products and to avoid misleading performance claims. We are committed to transparency in our product specifications and performance claims, ensuring that all information provided to our clients is accurate, clear, and readily accessible. This dedication to openness allows customers to make informed decisions based on reliable data regarding product performance, safety, and compliance with industry standards.

Code of conduct

Our Code of Conduct establishes integrity and transparency standards for all directors, officers, and employees, extending these principles to customer relations and business communications. A compliance line is in place where customers can voice their concerns, with all complaints assessed by an internal audit team that reports directly to the CEO and the audit committee of the board of directors. The Policy on Business Conduct governs interactions with clients, aiming to minimize corruption risks and foster ethical conduct through regular risk evaluations and compliance measures.

Human rights and privacy

Moreover, we adhere to human rights principles, including non-discrimination, through our policies and procedures that are designed to protect such rights. We also protect the data privacy of our customers by complying with the General Data Protection Regulation (“GDPR”) of the EU, and similar local regulations in other countries.

Engaging with our end-users

A salient feature of our business model is to engage with, and supply our products, directly to end-users so that we can understand more precisely their requirements and develop products and services to meet those requirements. Communication with end-users, who comprise the vast majority of our customers, is constant and reflected in the comprehensive services we provide with our products as well as our product development activities. The perspectives of our end-users are thus taken into account in our decision-making processes, including our DMA and stakeholder engagement process. This approach allows us to identify, track and manage impacts, risks, and opportunities rapidly and effectively.

Our business model allows us to engage constantly with our customers, maintaining a continuous and open line of communication. All dissatisfactions relating to our products and services are recorded and addressed in accordance with our procedure for the management of these events. In the case of concerns about ethical behavior and human rights abuses, customers have access to our Compliance Line, which is overseen by our audit committee comprised of independent board members. More details on this channel are available in the Governance chapter of this sustainability statement.

Our engagement with end-users extends to our presence at the sites where they use our products - in the case of our oil and gas customers at their drilling rigs - to which we deliver our products under our Rig Direct® service model. With our Rig Direct® service, we deliver pipes ready to be run downhole by the drilling rig, along with services designed to enhance safety, reduce environmental impact, and increase operational efficiency by minimizing pipe handling and on-site personnel requirements. Additionally, Rig Direct® integrates supply chain and administrative tasks while offering digital services that ensure full traceability of each pipe’s technical properties and characteristics.

Additionally, every two years we perform an extensive customer satisfaction survey, of customers representing a large majority of our sales, with over 1,000 responses from persons responsible for (a) purchasing our products and services and (b) for selecting and using them. The response rate in the last such survey was 74%, and the responses included a prolific quantity of comments about specific aspects of our service, both of which serve as indicators of the high level of engagement of our customers with the survey. The survey includes specific questions related to how they view our adherence to high ESG standards and the relevance of our efforts to address climate change.

These engagements with our customers are critical in shaping our strategies and operations. By actively listening to them, we can make informed decisions that align with their expectations and enhance their overall experience with our service. This ongoing feedback loop ensures that we remain responsive and adaptive to the evolving needs of our customers.

Annual Report 2024
Innovation

Commitment to excellence through innovation and continuous improvement is at the core of Tenaris's values, driving the development of new technologies and services that enhance safety and increase efficiency in the energy industry, while reducing the environmental impact.

In 2024, 2023 and 2022, we devoted $74 million, $60 million and $51 million to R&D initiatives, raising our total investment over the past five years to $272 million, while the capitalized costs for the past five years were not material. Our research and development activities are carried out across four centers in Argentina, Canada, Mexico, and Norway, coordinated through our technology headquarters in Amsterdam.

A dedicated team of 258 researchers, product experts and process engineers focus on advanced materials science, mechanical design, and applied physics. Their mission is to drive innovation and develop new technological solutions designed for extreme applications, enhanced efficiency, and safer operations.

We also invest in optimizing processes across our industrial network through digital integration, automation, and AI initiatives as part of our sustainability strategy.

Driving innovation in the energy industry

Our R&D work focuses on two main aspects: serving the energy industry, especially the oil and gas market, and supporting our industry and customers in the transition to cleaner energy.

We are contributing to the development of the next generation of high pressure deepwater operations, so-called 20K projects, through ultra-high strength steel grades and premium connections with optimized sealability, designed to handle wellhead pressures of up to 20,000 psi and temperatures of 350°F (176°C), as well as our 3D Mapping process to deliver more precise collapse and burst estimations. Fully integrated into our manufacturing processes, a proprietary numerical model leverages precise dimensional data to deliver specific performance predictions for each pipe. These estimated ratings allow pipes to be grouped by performance and dimensional categories, identifying, for example, those with ultra-high collapse resistance. With this high-quality data, our customers can make more informed decisions during critical stages of operations, such as well design and cementing.

Our renowned Dopeless® technology, the most widely adopted dope-free solution for drilling projects worldwide, is now also available for large diameter connectors, completing the dope-free offering for the full well. This innovation enhances operational efficiency and promotes a safer red zone on the offshore drill floor, one of the industry's highest-risk areas.

In the unconventional drilling segment, our TenarisHydril Wedge™ Series 400 connections address the challenges of increasingly longer laterals in unconventional and thermal applications across North America by delivering exceptional torque, faster installation speeds, and enhanced robustness.

Going beyond customer integration

With the Rig Direct® mill-to-well model, Tenaris established a partnership with oil and gas operators across their entire drilling projects. By the end of 2024, 531 rigs were served under our Rig Direct® service program, reducing total cost of ownership, improving efficiency, and enhancing reliability through an integrated service framework that fosters collaboration.

Since the launch of the Rig Direct® service program in 2015, we have continually enhanced its value through further solutions to simplify every aspect of our customers' drilling operations. The journey began with supply chain integration through DemandSync™, programming pipe production and accessory management around the operator's actual drilling needs, optimizing timing and delivery.

With our RunReady™ service, Tenaris has elevated operational efficiency by preparing pipes at the mills and delivering them ready-to-run at the rig site. This approach reduces the need for pipe handling, minimizes personnel requirements on-site, and streamlines operational processes, also enhancing safety and lowering environmental impact.

Annual Report 2024

To improve productivity, eliminate redundant tasks, accelerate data availability, and enhance the overall customer experience during purchasing, dispatch, and invoicing, Tenaris invests in different levels of digital systems integration with its customers, boosting efficiency across the supply chain.

Our WISer™, or well integrity, service, brings together a series of technical and digital solutions to support well integrity: string design and optimization, field and technical assistance, torque turn monitoring and real time monitoring of casing installation with our iRun® Casing® technology. By combining our tubular expertise, on-site presence, and digital integration, our WISer™ suite aims to maximize the lifecycle of pipe strings while improving safety, efficiency, and reliability in well construction operations.

These services are supported by a Remote Monitoring Center recently installed in Houston, Texas, for 24/7 assistance and enabled by our PipeTracer® identification system, that ensures end-to-end traceability of each pipe.

The benefits of this focus on supply chain integration and well integrity is increasingly appreciated by customers and earned particular recognition from ExxonMobil with its 2024 Supplier of the Year award.

Streamlining pipeline projects

Tenaris has strengthened its value proposition for the pipeline market through the One Line® service model and the consolidation of the TenarisShawcor portfolio of coating solutions. These include flow assurance, concrete weight coating, anti-corrosion protection, and flow efficiency for both offshore and onshore pipelines. Following the integration of Shawcor in December 2023, our global network—now with nine additional coating facilities—has expanded to better support the most demanding pipeline projects worldwide.

Building on experience from more than 350 onshore and offshore projects, One Line® integrates processes from the design phase to execution, optimizing efficiency throughout the supply chain. This approach reduces delivery times, ensures high-quality standards, and lowers logistical costs, all while minimizing the environmental footprint.

Tenaris's technical expertise and proven track record have been instrumental in securing our participation in some of today’s most significant offshore energy developments, including Irpa in the Norwegian North Sea and Raia in the Brazilian Pre-Salt.

Supporting the energy transition

We are dedicated to developing a low-carbon product portfolio tailored to the evolving energy landscape, including geothermal applications, CCS, and hydrogen storage and transportation.

In Europe, we have been contributing to major geothermal initiatives across Germany, France, Austria, and Italy. Our offering for the geothermal market includes proprietary steel grades designed to resist corrosion, premium connections capable of withstanding extreme temperatures and thermal cycles, and a full range of services including material selection, well design, continuous technical support, and field services for running assistance.

The CCS market is expected to grow significantly in the coming years. Leveraging decades of testing and successful deployment in oil and gas wells, TenarisHydril premium connections provide an optimal solution for CO2 injection wells. Our expertise in corrosive environments also ensures the reliability of line pipe products for both offshore and onshore CO2 transportation. Additionally, we collaborate with leading public and private entities, gathering valuable insights to advance testing of materials.

As the relevance of hydrogen transportation grows, Tenaris is actively participating in Joint Industry Projects, research task forces, and normative bodies to advance research on hydrogen materials in both Europe and the Americas. Together with IGI Poseidon, Tenaris is conducting rigorous qualification testing for offshore high-pressure pipelines, establishing the groundwork for next-generation hydrogen transportation networks.

In 2024, Tenaris expanded its THera™ technology portfolio with a linear storage solution and the introduction of THera™ Seal. This innovative sealing solution for high-pressure gaseous hydrogen storage draws on our expertise in metal-to-metal connections for extreme conditions, enabling seamless integration between the vessel and the sealing system. We have also recently qualified materials and premium connections for hydrogen underground storage, demonstrating their suitability for this emerging market.

Annual Report 2024

Digital and AI solutions for the factory of the future

Tenaris continues to accelerate its digital transformation by leveraging advanced Cloud computing capabilities through Microsoft's Azure platform. This shift has enhanced the scalability, accessibility, and reliability of critical operational data, laying a solid foundation for continuous innovation.

Our Data Science initiatives are transforming industrial operations by interconnecting processes and optimizing production workflows. By leveraging extensive data from our global manufacturing network, we generate actionable insights that enhance operational efficiency, product quality, and resource utilization.

In 2024, we expanded the capabilities of our Unified Dimensional Analysis Suite, which analyzes product dimensional tolerances to ensure consistent quality for our customers.

This year, we installed new integrations in our Silcotub facility in Romania to link data from the heat treatment and laboratory testing systems, building on the implementation completed the previous year in Dalmine, our mill in Italy. This advancement enhances compliance with mechanical property requirements while optimizing energy consumption, supporting our broader sustainability goals.

Across our steel shops, machine learning models accurately monitor and predict temperature patterns, enhancing operational reliability. Additionally, we have optimized scrap selection using advanced mathematical models. This tool is now deployed at our Dalmine, Silcotub, Tamsa, and Koppel steel shops, reinforcing our decarbonization strategy by maximizing the use of recycled materials while maintaining the high quality of our steel products.

We conduct advanced multivariate analyses to identify key factors influencing production quality, using image categorization techniques to establish a consistent defect classification framework. This approach improves predictive capabilities, minimizes process variability, and supports proactive quality management, leading to more sustainable and efficient manufacturing operations.

Additionally, we have introduced Generative AI solutions to extract insights and actionable recommendations from our knowledge bases. This technology enhances decision-making by uncovering patterns and trends that drive operational excellence and organizational growth.

Setting industry standards for excellence

Over the past years, Tenaris has consistently invested in developing new solutions for automatic controls, inspections, and tests. These efforts have led to reduced operating costs and enhanced reliability, underscoring our commitment to quality.

We have established Tenaris’s product quality control and process control as key competitive advantages in the market. Our innovative technological solutions focus on minimizing risks associated with the human factor in inspections while enhancing their thoroughness.

Among our many innovations, we highlight the ARGUS automatic visual inspection system, the VITRIS automatic inspection concept for airbag vessels in the automotive industry, the PYXIS non-destructive testing (NDT) hardware, and the Cerberus software for pipe inspection. By leveraging advanced digital signal processing and cutting-edge technologies, we are not only improving operations and quality but also setting new industry standards for excellence.

We have also enhanced the automation of key production processes through proprietary process control systems. In 2024, five new proprietary technologies were integrated into the 26 already in operation across our global manufacturing network.

These technologies, based on digital twins that combine advanced mathematical and machine learning models, significantly reduce human intervention, ensuring greater consistency throughout the production process while delivering measurable improvements in quality and efficiency.

Three of the new technologies were implemented in hot rolling in our mill at Sault Ste. Marie, Canada, and our mills in Italy. The other two were applied to heat treatment at the Conroe and Bay City mills in the US. Additionally, we enhanced process control through established technologies, adding five new systems at our mills in Argentina, Mexico and Romania.

Annual Report 2024

Suppliers

Tenaris has implemented a range of policies and procedures to ensure sustainable, ethical, and compliant sourcing practices across its supply chain, while addressing impacts, risks and opportunities affecting suppliers.

The main policies, procedures and internal regulations related to suppliers are:

  Code of conduct.
  QHSE Policy.
  Human Rights Policy.
  Sustainable sourcing policy.
  Policy on business conduct.
  Code of conduct for suppliers.
  Suppliers Masterfile Procedure.
  Procedure for Compliance with Conflict Minerals Reporting Requirements.
  Procedure for Tier 1 Contractors HSE Management.

The Company has in place a Code of Conduct for Suppliers, which has been translated into ten languages and is made available to all personnel and suppliers. Furthermore, the Company adopted a Sustainable Sourcing Policy, which is intended to foster closer dialogue with suppliers and improve their awareness of sustainability concepts so that they can accompany Tenaris in meeting the standards required in its operations, providing support and guidance as needed. All third parties are required to meet internal standards governing ethical behavior, legal compliance, and health and safety responsibilities.

Diligent and consistent compliance with the provisions of the Code of Conduct for Suppliers will be considered for selection, retention and evaluation of suppliers. Suppliers shall be responsible for applying the principles contemplated in the Code of Conduct for Suppliers even in the relationships with the sub-suppliers they work with to the extent they participate in any way in transactions or dealings with Tenaris.

Under our Sustainable Sourcing Policy, we carry out a selection process to ensure that our suppliers meet the standards enshrined in our Code of Conduct and comply with applicable local laws and regulations. We expect all our partners in business to observe the same high standards we follow internally governing ethical behavior, legal compliance, and health, safety and environmental responsibilities.

This Sustainable Sourcing Policy is in line with the principles set forth in the UN Sustainable Development Goals and the Worldsteel Sustainability Charter and complements our Code of Conduct, our Code of Conduct for Suppliers, our QHSE Policy, our Human Rights Policy and other related internal policies and procedures.

All together, these policies create a robust framework for responsible supply chain management at Tenaris. We track the effectiveness of our policies through our supplier management processes and related actions and indicators, as described below.

For more detailed information on these policies, please refer to “Sustainability Statement - Sustainability in Tenaris - Policies and procedures.

Annual Report 2024

Preventing and remediating impacts

Suppliers’ management processes are defined with a risk-based approach, in which different areas of the company are involved depending on the aspects covered, either defining the requirements on suppliers, carrying out the corresponding assessments or conducting the applicable controls.

Our engagement approach with suppliers is embedded within our broader commitment to QHSE management systems. We recognize the importance of implementing our policies throughout our entire supply chain, from suppliers to end-users.

The engagement with suppliers is done together with Exiros, our procurement company. Exiros is present in 19 countries, offers a vast range of services and integral solutions for industrial clients within the Techint Group and in which Tenaris has shared ownership with its affiliate, Ternium.

Exiros’s activities extend across the entire supply chain, from sourcing, hiring and management of suppliers, to inventory planning, logistics and import services. Leveraging on market knowledge and purchasing power, Exiros also supplies materials for different customers around the world through its trading company.

Exiros quality management system is certified by ISO 9001 standard. In December 2024, Exiros had nearly 90,000 registered suppliers, of which over 16,000 were active during the year, with 9,700 supplying Tenaris.

Supplier registration

Every new supplier willing to engage in a commercial relationship with Tenaris must go through a registration process, which guarantees that our suppliers commit to the standards outlined in our Code of Conduct for Suppliers and comply with applicable laws and regulations. The requirements are defined by Tenaris’s Business Conduct Compliance Officer (“BCCO”) and Compliance area, while the background check is carried out by Exiros. Considering a risk-based approach, each supplier is categorized by the risk associated, under which a general set of affidavits and controls regarding Human Rights and origin or relation with restricted persons or countries are coupled with particular requirements according to the category of materials or services to provide. Also, during the process, a background check is performed with a screening tool to detect non-disclosed red flags.

Due diligence process for high-risk suppliers

The due diligence, part of Tenaris’ Business Conduct Compliance Program, consists of an integrity risk assessment process over a third party, applicable to suppliers that will represent or act on behalf of Tenaris before any governmental entity, including customs agents, permitting assistants, law firms, advisors, or commercial agents being susceptible to corruption risks. The due diligence is regulated by specific internal procedures, which demand additional assessment, controls, training and express commitments and it is performed with a determined frequency based on the entailed risk.

BCCO continuous monitoring

Tenaris has strengthened its controls by expanding training programs, conducting more thorough screenings, standardizing critical service contracts, and including ethics clauses in agreements with third parties. For more information on our Business Conduct Compliance Program and how relationships with third parties are managed, please refer to “Sustainability Statement - Governance-Business Conduct - Compliance Program”.

Annual Report 2024

Conflict minerals campaign

Every year, Tenaris conducts a reasonable country of origin inquiry to determine whether its products contain conflict minerals originated in the Democratic Republic of the Congo or the adjoining countries subject to modern slavery risks. This process helps us make informed decisions regarding the purchase of products from our direct suppliers containing conflict minerals. Only a negligible portion of Tenaris products may contain conflict minerals, particularly from a specific ferroalloy or semi-finished products of certain steel grade. Every year, Tenaris files the Conflict Minerals Form to the SEC of the United States of America.

The Compliance Line

The Compliance Line is managed by the Company’s Internal Audit Department under the supervision of the Company’s audit committee. Complaints can lead to disciplinary actions, including dismissals and termination of commercial relationships. For further information, please refer to “Sustainability Statement - Governance-Business Conduct - Compliance Line”.

Our Actions

The risk of disruption in the supply chain, is a material topic given the conflicts and geopolitical unrest around the world, impacting how companies run their businesses. The need to build resilience into the supply chain and to have a diversified sourcing strategy is as strong as ever.

In this context, Tenaris is devoting considerable resources to strengthening its supplier relationships, with a view to reducing transaction costs, as well as enhancing flexibility and fostering greater adaptability for more efficient problem-solving.

We are committed to working with our suppliers to improve sustainable business practices, assisting them to identify risks and opportunities, providing training, sharing knowledge and raising awareness, and, in general, working together to improve the sustainability of our supply chain and our business.

By deepening our approach to value-chain management, we are also extending existing policies implemented by our procurement company Exiros for a sharper focus on environmental performance.

GHG Emissions - Scope 3 campaign

In 2022 we started a CO2 emissions campaign with our suppliers, with the objective of assessing suppliers’ real emissions factors, which then are considered in Tenaris’s own emissions accountings. Following worldsteel methodology and international standards, nearly 60 suppliers from relevant raw materials categories have been assessed in 2024, including iron ore pellets, pig iron, ferroalloys and lime suppliers, among others.

Sustainability assessment - Open-es Platform onboarding

With the aim of having more knowledge on the value chain status regarding sustainability and to foster the development of sustainable practices within suppliers, we have invited a first set of approximately 40 suppliers to complete their assessment on the Open-es platform or to provide a similar sustainability assessment .

Annual Report 2024

Conflict minerals campaign

To manage our impacts, risks and opportunities related to workers in conflict minerals areas, we conduct an annual Conflict Minerals control campaign led by our compliance department. This campaign targets suppliers who provided raw materials or semi-finished steel products potentially containing conflict minerals, such as ferrotungsten and steel bars. Suppliers are required to answer questions regarding the presence of conflict minerals in the materials they supply to Tenaris and detail the origin of these raw materials.

In 2023 we’ve identified and surveyed 45 Potential Conflict Minerals Suppliers, from which 100% have confirmed that none of the products supplied to Tenaris, including raw materials, contain conflict minerals originated from any of the covered countries. The 2024 campaign is under process, with 42 suppliers contacted.

Quality management

We have an annual audit plan to assess suppliers’ quality management systems, focused on our critical suppliers, regarding the quality of services and materials provided, as how such inputs impact the quality of Tenaris's final products. During 2024 we have audited 218 suppliers.

Health, Safety and Environmental management

Suppliers performing HSE high-risk activities inside Tenaris´s mills are required to have implemented an HSE management system based on international standards. As of the date of this report, we have audited and certified 97% of our high – HSE risk active service suppliers.

ProPymes Program

Launched in December 2002, the ProPymes Program supports Small and Medium-sized Enterprises (“SMEs”) making up the value chain of Tenaris and its sister companies Ternium, Tecpetrol and Techint Engineering & Construction. The Program aimed to build an integrated ecosystem with the companies in the value chain by helping them grow, innovate and develop successful export strategies.

Today, the Program works with 1,147 firms which have received technical assistance to train around 58,000 employees, and over $94 million in credit support from the Techint Group. These firms have exported goods and services worth $273 million to other Group companies. In 2024, the Program provided 95,000 training hours.

The 23rd ProPymes Seminar took place on December 12, 2024 at the Buenos Aires Convention Center, bringing together over 950 attendees, both in-person and virtual. The event featured representatives from SMEs within the Techint Group’s value chain in Argentina and included panels focused on competitiveness, innovation, technical education, and industrial development.

ProPymes supports the Group’s community education program Technical Gene. In 2024, SMEs helped technical schools train 458 young people in workplace skills through on-the-job training.

Annual Report 2024

Payment practices

Tenaris´s business model involves relying on an extensive network of suppliers, in markets with significant regional and country differences. We don´t categorize suppliers and therefore, don´t have different payment terms by category. Payment terms vary depending mainly on countries as well as from supplier to supplier.

In 2024, average invoice payment days across all accounts payable, was 39 days. The percentage of payments aligned with its payment term was 87%. Tenaris has no ongoing legal proceedings for late payment.

Annual Report 2024
Governance - Business Conduct

Commitment

To build a corporate culture of transparency and integrity based on ethical behavior and compliance with the law.

Objectives

  Develop and oversee Tenaris’s strategy and risk management, taking into account financial, social, environmental, compliance and ethical considerations to ensure our long-term sustainability.
Policies and Procedures

We have implemented policies and procedures to manage and address impacts, risks, and opportunities on our employees related to ethics and compliance, health and safety, working conditions, and human rights. For a summary of our main policies and procedures, please see “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

Code of Conduct and the Policy on Business Conduct

Tenaris has significantly enhanced its policies and procedures to establish a comprehensive normative framework to prevent, detect, and mitigate bribery, corruption, and related risks, by outlining anti-bribery and anti-corruption controls and several risk mitigation measures. The foundation of this normative framework is the Code of Conduct and the Policy on Business Conduct, which explicitly prohibit any actions that could contravene applicable anti-corruption and anti-bribery laws.

The Code of Conduct was initially approved by the Company’s Board of Directors in 2003. It has been reviewed regularly, with revisions approved by the Company’s board of directors. The most recent edition was released in 2024. The Code of Conduct is accessible to the public and on Tenaris’s intranet, and is available in the local languages of many locations where Tenaris operates. The Code of Conduct is applicable to all Company personnel and extends to any entities under the Company’s control and any third-party representatives.

The Policy on Business Conduct, initially approved in 2009, outlines the Company's anti-corruption and anti-bribery rules to ensure ethical and compliant conduct in all business relationships and interactions with government agencies, state-owned enterprises, private-sector entities, and their representatives. This Policy on Business Conduct encompasses provisions regarding compliance training, due diligence in hiring third-party representatives, prohibited payments, identifying red flags in business relationships, monitoring compliance, internal investigation procedures, and disciplinary actions. The Policy on Business Conduct is dynamic and undergoes regular reviews to ensure compliance with international standards and best practices, incorporating lessons learned since its inception. Like the Code of Conduct, the Policy on Business Conduct has been translated into the local languages of many regions where Tenaris operates. The most recent version of the Policy on Business Conduct was released in March 2024.

Code of Conduct for Suppliers

The company has adopted a Code of Conduct for Suppliers to ensure that Tenaris’s suppliers adhere to high standards of integrity, transparency, and compliance with laws in all business dealings. For more information about this Code of Conduct for Suppliers and how the Company manages its relationship with all its suppliers, please refer to “Sustainability Statement - Social - Our Value Chain”.

Annual Report 2024

Accounting Provisions

The Company adopted specific policies and procedures to ensure compliance with the accounting provisions of relevant anti-corruption laws, and the accuracy of the books and records.  For example, the Financial Controls and Accounting Policy, most recently reviewed in 2024, aims to minimize the risk of inaccuracies in accounting entries, due to error or fraud, bribery, or corruption. The Company’s Books and Records Assurance Policy outlines strict rules and guidelines for the accurate and timely recording of all transactions. Additionally, the Document Retention Policy adheres to best practices and international laws on the maintenance of records and historical archives for legal, commercial and compliance purposes. Furthermore, the Code of Ethics for Senior Financial Officers, which applies to the principal executive, financial, and accounting officers, as well as controllers and similar roles, aims to prevent misconduct and ensure these officers uphold personal and professional integrity, comply with the law, and follow the Company's Code of Conduct and other policies. The Company has also adopted a Conflict of Interest and Non-Competition Policy to address risks associated with the Company’s business interactions with others, which was last updated in 2022.

Compliance Culture

Tenaris recognizes that extensive training and dissemination are essential for successfully fostering a compliance culture. Consequently, Tenaris has developed a comprehensive training program for all employees. The training comprises a blend of in-person and online sessions, including live webinars on business ethics, and business conduct policies and procedures. To enhance the effectiveness and retention of information, the training has transitioned from traditional classroom settings to workshops that integrate theory and practice. These workshops include case studies, guest professors and speakers, quizzes, surveys, and interactive activities. Additionally, the training incorporates videos with practical scenarios.

Training is based on employees' functional roles, position risk assessments, and their exposure to customers or governmental entities. Additionally, the Company conducts onboarding meetings for newly promoted senior employees, focused on those who will interact with customers or government entities in high-risk countries.

Regarding compliance divulgation, the Company has implemented a multidisciplinary approach to its compliance communications strategy, fostering a comprehensive Company-wide culture of compliance. The compliance function employs various communication channels to reinforce and complement training efforts, thereby ensuring continuous employee engagement and awareness of best practices. For example, the Company uses newsletters, brochures, fictional case studies, targeted emails, billboards in office locations and manufacturing sites, flyers, reminders, and specific campaigns focused on policies and procedures, internal controls and red flags awareness. These approaches communicated to both employees and management underscore the significance of compliance and provide practical examples of potential compliance issues.

In 2024, the Tenaris Employees Survey received positive responses about how the Company communicates expectations for ethical behavior and integrity compliance. From 23 main categories, the statement related to Compliance was the most answered with a positive response from all the employees with 86% of very positive answers (rank 4 & 5 on a scale from 1 to 5).

Compliance culture is consistently emphasized in leadership communications and interactions with the compliance function, with senior management actively requesting for advice, participating in town halls, management meetings, and training sessions.

Additionally, the Company regularly uses diverse communication channels to distribute policy updates, raise awareness on controls, refresh business conduct compliance expectations, and communicate activities and lessons learned during visits to Tenaris’s facilities or commercial offices.

Business Conduct Compliance Program

Tenaris adhered to the United Nations Global Compact initiative, which promotes corporate sustainability by formalizing its commitment to operate under the human rights, labor, environmental and anti-corruption principles outlined by the Global Compact. Tenaris’s Business Conduct Compliance Program is aligned with anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act, and the OECD Convention for Combating Bribery of Foreign Public Officials in International Business Transactions.

Annual Report 2024

The Company has implemented a comprehensive set of activities and compliance measures designed to prevent, detect, and address instances of corruption and bribery. These initiatives are integrated into its Business Conduct Compliance Program, which encompasses the following elements:

  Policies and Procedures: The Company issues or updates its normative framework to define comprehensive business conduct rules, processes, standards, and controls. These policies and procedures are designed to prevent, detect, and mitigate bribery, corruption, and related risks. Additionally, these documents specify the responsibilities of each employee in implementing them. During 2023 a new edition of the Code and Policy on Business Conduct was approved by the Company’s board of directors.
  Communication and Training: The Company consistently communicates its policies and procedures to personnel. It ensures they are kept up to date with compliance news, reminders and training sessions, fostering a clear understanding of the Company's ethical standards and compliance culture, which employees are required to adhere to. During 2024, the Company issued 66 communications pieces relevant to business conduct. Regarding business conduct compliance training, during 2024 the Company conducted 113 in person or live training sessions, and 3,934 employees of 28 countries, where Tenaris operates. In addition, 8,962 employees completed customized e-learnings on the Policy on Business Conduct. Additionally, third parties with higher exposure are mandated to complete specialized compliance training.  These training sessions emphasize business and ethics commitments, reinforced by the Company's messaging on expected behavior, obligations, responsibilities, and consequences of non-compliance. During 2024, the Company on-line trained 523 non-Tenaris employees of 144 third parties and conducted in-person training to various employees of third-party companies, generally in high risk countries.
  Risk Assessment: The Risk Assessment on business conduct involves regularly evaluating geographical locations, functions, business activities, and interactions or transactions with specific third parties that may expose the Company to higher bribery and corruption risks.
  Third Parties Risk Management: The Company assesses third parties to identify potential integrity risks they may pose on Tenaris. The Company has implemented a risk-based due diligence process, which includes compliance commitments, including adherence to legal and regulatory standards, screenings, and standard clauses. During 2024, the Company completed 146 enhanced due diligence on higher exposed third parties.
  Guidance and Advice: The office of the Business Conduct Compliance Officer (“BCCO”) regularly provides employees with guidance and advice on anti-corruption and anti-bribery compliance, supporting them in their daily activities and decision-making processes. During 2024, the compliance function responded to 732 requests for compliance advice.
  Compliance Monitoring: The Company regularly reviews key processes, including due diligence, screenings, business justification, payment rationality, red flag resolution, completion of mitigation measures, and supporting documentation provided by functions that sponsor a transaction or engagement of a third party. The objective is to ensure high-quality integrity assessments, preventing transactions or business relationships with third parties who may deviate from standards, have negative historical records, or lack necessary credentials for their assigned tasks. During 2024, the Compliance function conducted 618 monitoring activities, 435 concerning high-risk countries; none dealt with critical or material concerns. The Compliance function communicated its observations and proposed remediation measures for management to implement, and reported indicators, including red flags and mitigations, to the audit committee of the board of directors.
  Reporting: The BCCO reports regularly to the audit committee of the board of directors and the CEO on risks, remediation efforts, program indicators, and regulatory trends. The BCCO can also escalate critical issues requiring top-level action or investigation.
  Key Business Conduct Enhancements. During the years of the Business Conduct Compliance Program, the Company has developed several responses and process improvements, including updates on the Code of Conduct, the Policy of Business Conduct and the Policy of Conflict of Interests for Employees, incorporating the Key Principles of the Policy on Business Conduct for Third Parties and the new Compliance Line platform, coordinating compliance in-person and online re-training for employees and intermediaries, regularizing compliance measures on suppliers with a risk-based approach, standardizing background checks methodology, business ethics clauses and certain types of contracts, certifying compliance and developing the “BCCO Office Responds Platform” for compliance guidance and advising to employees, among others.
178

Annual Report 2024
Business Conduct Risk Management

Tenaris recognizes that maintaining appropriate internal controls requires the identification of structural and/or incident-specific gaps through rigorous testing and analysis. The principal mechanism for evaluating bribery and corruption risks is the Company’s Business Conduct Risk Assessment.

Certain functions may be more susceptible to risks than others. Those functions include, by way of example, individuals who frequently interact with customers, government bodies or state-owned companies; those who manage relationships with third parties; those working in countries or regions identified as high-risk in terms of corruption; or those involved in business development, new projects, new markets, appointing representatives or business associates in high-risk areas, and mergers and acquisitions.

The Risk Assessment identifies geographical locations, areas and activities that expose the Company to potential bribery and corruption risks. It analyzes and assesses those risks, and it evaluates the suitability and effectiveness of the Company’s current controls considering those risks. In addition, the Company’s compliance function analyzes each specific job function’s exposure to risks by considering several factors, including the employee’s level within the Company and scope of responsibilities.  Based on the Risk Assessment, the Compliance function designs, develops, and implements appropriate existing or additional risk-based controls and monitoring activities to mitigate the identified risks, as well as tailors the priorities of the Company’s Compliance function. In particular, the Risk Assessment defines and informs the Compliance Officer’s agenda for business conduct monitoring plans, training plans, communications and certification campaigns, process improvements, as well as plans for future reviews of and updates to the Company’s policies and procedures.

The Risk Assessments on bribery and corruption are performed regularly, but certain events may also trigger a specific assessment that occurs sooner than the next Risk Assessment.  For example, new projects, entries into new markets, new representatives in high-risk markets, substantial reorganizations, changes of management and staffing, and mergers and acquisitions can all give rise to an immediate review of the relevant Company compliance policies and activities to addressing such events.

Monitoring, Investigations Audit Reviews and Compliance Assurance

The Business Conduct Compliance Office conducts various forms of business conduct compliance monitoring, including third parties and transactions due diligence controls, enhanced background checks, and identifying and assessing potential red flags, and addressing red flags that may require an investigation by the Internal Audit Department, supported by the Legal Department or external advisors.

Whenever necessary, the BCCO, with assistance from the Internal Audit Department and Tenaris Legal Services, promptly investigates all reports or complaints regarding violations of the Policy on Business Conduct and related procedures. Both the BCCO and the Internal Audit Department are provided with adequate resources and receive reasonable cooperation from company personnel for such investigations.

The Internal Audit Department executed audits and follow-up reviews specifically related to compliance with the Policy on Business Conduct and related procedures. These reviews were carried out in accordance with an annual audit plan. The methodology applied to define the annual audit plan is aligned with the international standards of the profession and best practices, which include periodic reviews to ensure an adequate focus on emerging risks, changes in business strategies/processes, and/or acquisitions that may occur during the year.  The audit committee received quarterly updates on its execution.

The internal control compliance area coordinated and verified the Company’s activities within an adequate internal control framework, ensuring compliance with internal and external audit requirements, implementing improvements or remediating deviations. In addition, the internal control compliance area is responsible for monitoring internal control risk situations, ensuring compliance with standards, and updating and disseminating of applicable control framework. It ensures continuous monitoring of internal control risk situations through the verification of compliance with internal and external audits. The area also conducts annual SOX tests on behalf of management to support the required certifications.

Annual Report 2024

Disciplinary Measures

The Company takes violations of its policies and procedures seriously. When an investigation concludes that the applicable Company policy and/or applicable law have been violated, the BCCO is alerted. The Internal Audit Department evaluates the scope and specifics of the violation and provides recommendations for corrective measures.  The BCCO shall determine the appropriate disciplinary measures to be taken, if any, considering the nature and seriousness of the violation, in consultation with the human resources and legal departments, and the supervisor(s) of any involved employee(s).  Upon identifying a policy violation, disciplinary actions may range from warnings compensation reductions, or termination of employees or contractors engagement for serious infractions of Company policies and procedures and/or law. After the BCCO determines and approves the appropriate disciplinary measures, the regional manager for the affected region collaborates with the BCCO to ensure that such disciplinary measures are implemented.

Compliance Line

The Compliance Line is a multi-faceted reporting system that allows employees and third parties (including customers, suppliers, community members and other interested parties) to make reports telephonically (through a toll-free telephone line available in most countries where Tenaris operates), electronically (through a web page (https://www.bkms-system.com/Tenaris), QR Code, mobile device, or email (auditoria_responde@tenaris.com or audit_inquiries@tenaris.com)), or by direct communication with the Company’s audit function.

This confidential communication channel is available 24/7/365. Shareholders, investors and other interested parties have an exclusive channel called the “Shareholder's Compliance Line” to communicate their concerns related to financial statements or internal control over financial reporting. It is a web-based form (https://ir.tenaris.com/corporate-governance/shareholder-compliance-line) that, once submitted, is sent directly to the members of the Company’s audit committee and the Chief Audit Executive.

Reporting options are available in eleven different languages, ensuring accessibility for a diverse user base, and the system is designed to be intuitive and user-friendly.  This system integrates advanced technology to enable the Company to receive and manage complaints in line with current best practices and regulatory requirements.

The Compliance Line is managed by the Internal Audit Department under direct supervision of the audit committee. All reports received through the Compliance Line system are confidential and access to these reports is heavily restricted to ensure that such information is appropriately protected and to reduce the risk of retaliation against reporting individuals.

All reports received through the Compliance Line are processed, administered and investigated by the Internal Audit Department, which may request assistance from other departments or areas as necessary. All reports shall be handled to ensure objective, independent, unbiased, and fair treatment of individuals and of any information received or collected and processed during investigations.

In particular, the Ethics and Fraud Audit Department within the Internal Audit Department is responsible for reviewing and keeping record of all the complaints received through any of the access channels, immediately notifying the Chief Audit Executive about high-impact complaints to determine the appropriate investigation steps, defining and approving the investigation work program, conducting the investigation or ensuring coordination with other departments concerned, assessing the reasonableness of any remedial or other action plans proposed by the management, preparing  quarterly summaries of closed and ongoing investigations to the Chief Audit Executive and to the Company’s audit committee, among others.

Channel Availability

The Company has enhanced its comprehensive reporting system to facilitate confidential and anonymous reporting by employees and third parties of any actual or suspected violations of the Code of Conduct, other policies or applicable laws, as well as any other improper activities.  The Company has established multiple mechanisms for reporting and tracking potential violations through its Compliance Line, which was last upgraded in February 2022.

The global communication campaign to promote the channel includes articles and digital banners in TenarisToday (intranet), mill newspapers publications, communications via WhatsApp and the HR App, e-mails, social media posts, screen savers, posters, roll-up banners, tent cards, signs and videos displayed on screens in offices and facilities.

Annual Report 2024

Additionally, both in-person and online trainings sessions on the Code of Conduct and business ethics are provided to employees, which incorporate a module on the Compliance Line. The Internal Audit Department delivers various learning activities focused on business ethics, designed to ensure employees understand and adhere to the Company’s Code of Conduct. These courses cover key topics related to policies and procedures in integrity and transparency, internal controls and fraud prevention. Employees also learn how to identify potential violations to the Code of Conduct and the different channels available to report them through the Compliance Line.

The training catalogue includes mandatory e-learning on the Code of Conduct, participation in global programs such as Tenaris University Induction Camp and Management Development Program, local sessions on business ethics for white collars and courses on the Code of Conduct for shop floor employees.

For stakeholders, the Compliance Line is promoted on Tenaris web page, invoices and trainings sessions on the Code of Conduct for certain vendors, such as scrap suppliers. Furthermore, Tenaris Standard Terms and Conditions for Suppliers include a provision encouraging them to report any irregularity or violation of the Code of Conduct through the designated reporting link. This clause serves as a reminder to all parties of the Compliance Line’s availability for reporting any violations of Company policy or law, ensuring transparency and accountability.

Cases Management

Upon completion of any investigation process, the management of the areas involved propose action plans, which are evaluated for reasonableness by the Internal Audit Department. Upon coordination and agreement with the Internal Audit Department, the area involved promptly implements remedial actions, which vary according to the type of violation committed. These may include employees’ disciplinary actions (dismissal, suspension, written or verbal warning, impact on performance evaluation, specific training assignment), process and control improvement, termination of business relationship, exclusion from our facilities, or sanctions to contractor’s personnel, non-conformity issued to supplier, financial claim to supplier, impact on supplier’s evaluation, legal claim, among others.

In response to the growing number of workplace environment reports over the total received (58% in 2024), the Human Resources Department has launched a workshop on work environment in various countries, which includes a module on the Compliance Line to further support the promotion of a respectful and inclusive workplace culture.

Protection of Whistleblowers

We protect whistleblowers through several measures designed to ensure confidentiality, prevent retaliation, and promote a culture of compliance and ethical behavior. The Company has adopted robust policies and procedures to protect whistleblowers and other reporting employees from any form of retaliation.

The Code of Conduct expressly prohibits retaliation against individuals who raise any issue, report any potential violation, or participate in an investigation, and allows them to file anonymous reports. However, the Company encourages whistleblowers to identify themselves or provide contact information considering that the ability to interact with whistleblowers increases the effectiveness and efficiency of investigations.

Any measures adopted by the Company as a result of a complaint investigation ensure equitable and impartial treatment of the personnel and third parties involved. The Company does not tolerate any harassment, discrimination, punitive actions, or retaliation against individuals who seek advice, raise concerns, report a breach or suspected breach, or potential violations in good faith. Any complaint regarding punitive or retaliatory actions is promptly investigated by the Internal Audit Department and appropriate remedial and/or disciplinary measures are taken if the investigation verifies any alleged retaliation or punitive action.

Definitions regarding whistleblower protection are included in Tenaris’s Anti-Fraud Policy.

Annual Report 2024

Effectiveness of the Channel

The Internal Audit Department acknowledges receipt of all reports received through the Compliance Line and provides feedback on each report to the relevant reporting person, within a reasonable timeframe, in accordance with the provisions contemplated in applicable laws and regulations in each jurisdiction.

Notwithstanding the above, Tenaris is not required to disclose details pertaining to specific individuals or any information that may compromise an investigation. The scope and content of the feedback is defined on a case-by-case basis by the Internal Audit Department. In all cases, feedback considers the nature of the facts under investigation, the need to maintain confidentiality of relevant information, the requirement to ensure safe deployment of prospective investigation measures and the protection of the rights of any individuals mentioned or involved in the report and/or the investigation.

The number of complaints reported during 2024 has significantly increased compared to complaints received in 2023, continuing the trend from 2022, which evidences the effectiveness of the Compliance Line and is mainly attributable to the implementation of a new, enhanced compliance line system in 2022, which facilitates the reporting of violations. Expanded training programs and communication campaigns to encourage the use of this channel have also contributed to this increase, in addition to the headcount increase. Another evidence of the effectiveness of the channel is the substantiation rate, which has remained stable in the last years (around 50%).

Incidents of alleged bribery

In response to the undertakings adopted in connection with the settlement with the SEC relating to alleged improper payments in Brazil prior to 2014, Tenaris: (i) conducted an initial review of its anti-corruption policies and submitting an initial report; (ii) submitted periodic reports updating the SEC on the status of Tenaris’s FCPA and anti-corruption related remediation and compliance measures; (iii) conducted a final review of anti-corruption compliance programs and (iv) submitted a final certification of compliance with its undertakings in July 2024. For further information see note 27 “Contingencies, commitments and restrictions to the distribution of profits- Contingencies – Petrobras related proceedings and claims” to our consolidated financial statements included in this annual report.

Human Rights

Tenaris is committed to conducting all its operations in a manner consistent with human rights principles, ensuring the respect for fundamental rights and dignity of every individual involved.

Tenaris’s Human Rights Policy was adopted in 2009; it was reviewed in 2018 and more recently updated in March 2022. This policy states that Tenaris will comply with the Universal Declaration of Human Rights, the principles articulated in the International Labour Organization’s Declaration of Fundamental Principles and Rights at Work, the United Nations Global Compact, and all applicable human rights laws and regulations in its operating jurisdictions. Key contents of the policy include:

  Respect for human freedom and dignity: Tenaris prohibits child labor, forced or compulsory labor, slavery, servitude, cruel, inhuman, or degrading treatment, and discrimination.
  Scope: The policy applies to Tenaris, its directors, officers, employees, joint ventures controlled by Tenaris, and their directors, officers, or employees. It also applies to Tenaris’s providers, suppliers, and third-party collaborators.
  General standards and principles: All Tenaris employees, providers, suppliers, and third-party collaborators must be treated with dignity and equality. Tenaris promotes diversity and rejects any type of harassment or discrimination based on gender, sexual orientation, ethnic origin, color, age, religion, or political opinion.
  Commitment to a safe work environment: Tenaris opposes forced, child, or compulsory labor and will not tolerate slavery and servitude in any form. The company is committed to a work environment free of violence, harassment, abusive treatment, or exploitation.
182

Annual Report 2024

The Company’s Code of Conduct contains a specific chapter, called "Workplace Environment," which describes the obligations of employees and third parties and summarizes the principles of international instruments: "...We support the elimination of all forms of discrimination, illegal, forced or compulsory labor, slavery or servitude, in particular child labor. Discrimination, illegal, forced or compulsory labor, slavery or servitude will not be tolerated at Tenaris. All Tenaris's suppliers and contractors are expected to comply with these principles."

Tenaris is also subject to the 2015 UK Modern Slavery Act and has implemented a modern slavery due diligence review to assess commitment and compliance by its suppliers, as well as targeted training for employees performing tasks related to human rights and modern slavery issues.

The application of the international standards is also reflected in Tenaris's Sustainable Sourcing Policy, which in section III (3) states “maintain a work environment that is respectful of the fundamental rights and dignity of people, free of violence, harassment, abusive treatment or exploitation”. The Sustainable Sourcing Policy applies to third parties and sets main expectations towards Tenaris's supply chain. In addition, the Code of Conduct for Suppliers, based on United Nations recommendations, has a specific chapter on “Labor and Human Rights”. The Code of Conduct for Suppliers applies to all the Company’s suppliers and must be accepted as a condition for entering into any agreement to provide goods or services to Tenaris.

As part of the risk assessment of suppliers, commercial intermediaries, representatives and other third-party contractors, the Company has adopted a due diligence review to verify that third- party contractors comply with essential human rights regulations and have not infringed any applicable laws regarding slavery, forced or child labor. Tenaris (i) included in the general terms and conditions for the purchase of goods and services, a commitment by third-party contractors to comply with applicable laws, rules and regulations on human rights, including a prohibition of all forms of slavery, forced labor or child labor; and (ii) implemented a Code of Conduct for Suppliers based on United Nations recommendations, which contemplates a specific section concerning “Labor and Human Rights”.

Tenaris has developed a targeted training course to enhance understanding of key laws, regulations, and risks affecting its operations and supply chain. The course focuses on raising awareness among procurement teams about supplier due diligence, educating employees on applicable standards and regulations, highlighting risks of non-compliance, and emphasizing the strategic role of Human Resources in enforcing policies and procedures. The goal is to ensure a healthy, sustainable, and compliant supply chain.

On April 25, 2024, the board of directors approved the Company’s annual Modern Slavery Statement, which describes how the Company monitors itself and its suppliers. Tenaris’s Human Resources Department conducts an internal survey process involving all regional Human Resources Senior Directors to assess specific human resources practices. Each Human Resources Director assessed Tenaris’s compliance with key human rights and modern slavery concerns, including, without limitation (i) minimum age required for employment; (ii) use of migrant workers; (iii) payment of recruitment fees; and (iv) the right to leave the job. Through this assessment process, it was concluded that no illegal or illegitimate practices were detected that would lead to a violation of human rights, labour or modern slavery laws and regulations applicable to Tenaris.

To date, Tenaris has not experienced any cases of forced labour or child labour and thus has not had to take any corrective actions in such sense.

Any infringement or violation of any applicable law or provision of the Code of Conduct (no matter if informed through the Compliance Line or through any other means) shall be subject to investigation and remediation in accordance with (i) applicable laws and (ii) the general principles contemplated in the Compliance Line Procedure (including the need to involve concerned areas and departments in the Company, respect privacy, rights, intimacy and identity of the victim, allow the accused or suspected employee to the rights of defense afforded by applicable laws, respect rules concerning confidentiality and due process).

For reports not channeled through the Compliance Line (e.g., made directly to a Tenaris officer or received by any person in Tenaris), the provisions of the Compliance Line Procedure and the general rules in Tenaris´s Code of Conduct, will apply. Such reports will be directed to the Internal Audit Department, which shall request assistance from relevant areas concerned to review the matter and implement investigation and disciplinary procedures, as necessary.

In regards of any request or formal inquiry from public authorities, Tenaris is prepared to fully assist governmental agencies through its experts and specialized departments, including the Communications Department and the Investor Relations Team, among others. The Code of Conduct includes a dedicated section on Public Communications, emphasizing cooperative, diligent, and appropriate interactions with agencies and authorities.

In addition, Tenaris has adopted a procedure to ensure appropriate identification, evaluation, disclosure and recognition of contingent liabilities and provisions resulting from legal claims in accordance with IFRS requirements, enabling compliance with the duties and obligations of all parties involved. The procedure describes the responsibilities, criteria and steps to be carried out for purposes of appropriate disclosure and/or recognition of contingent liabilities and provisions resulting from legal claims involving Tenaris or its subsidiaries in each company’s individual financial statements and/or in Tenaris’s consolidated financial statements in accordance with IFRS requirements.

Annual Report 2024
Annexes
Annex I: Sustainability Statement Accounting Policies

The principal accounting policies applied in the preparation of this sustainability statement are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

While the EU CSRD has not been transposed into national law by the Grand Duchy of Luxembourg and, therefore, the Company is not subject to CSRD reporting requirements, this sustainability statement has been prepared with reference to the ESRS as a framework, as issued by the EFRAG. This report also takes into account the reporting standards established by GHG Protocol and worldsteel, and the goals of the UN Global Compact.

The information has been prepared on a consolidated basis, including data from the entire global operations. This scope covers all subsidiaries and associated companies where Tenaris has operational control, unless stated otherwise in this statement. It encompasses all operational regions, reflecting the company's global presence and its varied impact across different geographical locations. It incorporates data from the consolidated financial statements and operational metrics from all relevant business units. The scope of this sustainability statement is the same as the one for our financial statements, except for those production sites that were not considered material due to their low level of operation during the year, or any other case explicitly described in this statement.

Tenaris covers its entire value chain, considering upstream and downstream activities as well as own operations. The materiality assessment of impacts, risks and opportunities is mainly focused on the oil and gas industry for the downstream value chain, due to its weight in total sales (89%). Tenaris is also providing products and services to industrial, mechanical, automotive and low carbon energy industries. Our Policies and actions extend to the value chain, especially in the upstream where Tenaris has more control over business activities.

Tenaris defines short term in the field of risk management to be one-year, medium term up to five years, and long term over five years, hence consistent with the definition that the ESRS 1 section 6.4 Definition of short-, medium- and long-term for reporting purposes is providing.

Our Health, Safety and Environment, and Quality Management systems are designed according to the latest versions of the ISO 14001, ISO 45001 and ISO 9001 standards.

Rounding

Certain monetary amounts, percentages and other figures included in this sustainability statement have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregate of the figures preceding them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated, may not be the arithmetic aggregate of the percentages preceding them.

Annual Report 2024

Environment

GHG Emissions

To calculate or measure our GHG emissions, we employ the following methodologies, significant assumptions, and emissions factors:

Methodologies:

  Methodology used: GHG Protocol is the preferred methodology for the calculation; also, Tenaris considers World Steel Association CO2 methodology for the steel sector.
  Presented figures and values for GHG Emissions in this sustainability statement do not include oilfield services unless otherwise stated.
  Fuel-based Method: This method is used to calculate emissions based on the type and amount of fuel consumed.
  Distance-based Method: This method calculates emissions based on the distance traveled by transportation modes (truck, train, vessels, etc.).

Major Sources of Emissions:

  Electricity consumption related to EAF for steel production and pipe rolling for seamless production. (Scope 2).
  Natural gas use for power generation, direct reduction plant and furnaces for pipe rolling and heat treatment (Scope 1).
  Raw materials for steel production and steel sourced externally (Scope 3).
  For oilfield services, major source of emissions is the fuel used to power equipment (Scope 1).

Emissions Factors:

  Emissions factors are selected following the GHG Protocol guidelines. They may come directly from suppliers of energy and materials, or trusted databases, or worldsteel methodology.
  Emission factors for transportation fuel consumption are from the Global Logistics Emissions Council ("GLEC") Framework.

Reasons for Choosing These Methods:

  GHG Protocol and worldsteel methodologies are well known and trusted sources for GHG emissions calculations and also widely applied in the steel sector. Moreover, the methodology for worldsteel data collection was used as the basis for the now published international standard ISO 14404:2013 - calculation method of carbon dioxide emission intensity from iron and steel production.
  The fuel-based and distance-based methods provide a comprehensive and accurate representation of our emissions by considering both the type of fuel used and the distances traveled.
  These methods align with industry standards and guidelines, ensuring consistency and comparability in our reporting.

CO2 emissions intensity

The intensity figure is expressed as tons of CO2-equivalent per ton of processed steel, which includes both internally produced steel and acquired steel that is processed at our sites.

Additionally, we also disclose intensity per revenue.

The Scope 2 emissions are calculated using both, the market-based approach and the location-based approach.

Annual Report 2024

Methodology use for CO2 eq calculation

We use the GHG protocol to report our emissions.

Our emissions reporting applies to all tubular production sites, including sites with integrated steelmaking facilities, rolling mills and finishing facilities for both seamless and welded pipes.

The GHG protocol guides annual inventory-taking according to the “Operational control approach”. This means that the scope of accounting includes all Tenaris steel and tube production sites where Tenaris has operational control. A site’s emissions may be excluded if its production level is under 10,000 tons in the reporting year. A site’s emissions will also be excluded if it is not operative for at least nine months of the reporting year.

The intensity value for Tenaris’s steel processes does not include emissions from Tenaris’s oilfield services operations which are reported separately on a gross basis.

The base year taken is 2018. Scopes 1, 2 and 3 reporting follows the GHG protocol definitions. As Scope 3 reporting is voluntary, relevant categories will be added and may change over time, increasing the number of categories included.

Changes in outputs from different sites owned by Tenaris and included in its operational control boundary do not entail a need to modify calculations over time and are not included in the base year.

Emission factors are selected in accordance with the GHG Protocol Standard, in order of priority: supplier-specific, local emission factors, regional emission factors, and emission factors published by a recognized international entity (for example, worldsteel, the IPCC or IEA).

The Scope 2 market-based approach takes into account the emissions factor of electricity with contracts, the method selected by Tenaris to calculate its emissions and intensity. There are countries where residual mix information is available and reliable for unclaimed electricity. In this case, the emissions factor will be applied to purchased electricity.

Intensity is expressed as ton CO2-eq/ton processed steel, which includes steel cast and produced internally at Tenaris sites and the acquisition of steel bars, coils and plates that are processed at any of our sites to produce seamless and welded pipe. Intensity refers to Scope 1 emissions, Scope 2 using the market-based approach, and Scope 3 for raw materials, taking into account the boundaries and exclusion criteria given above, and for intermill transportation of intermediate products.

Sold electricity-related emissions from internal power plants are not included in intensity calculations, and are reported separately.

Emissions from oilfield services are reported but not included on the Tenaris intensity calculation.

Scope 3 emissions

Most of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, where principal raw materials are steel scrap, DRI, HBI, pig iron, and ferroalloys. We complement our steel needs by purchasing steel bars from third parties. Our welded steel pipe products are processed from purchased steel coils.

We report Scope 3 emissions related to the purchase of steelmaking raw materials and steel bars and coils purchased from external suppliers used at our tubular production and processing facilities. Based on the results of our life cycle analysis and our certified Environmental Product Declaration, we conclude that raw materials and steel bars and coils are the most relevant source of Scope 3 emissions. Our certified Environmental Product Declaration is available at: www.tenaris.com/en/sustainability/environment. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

We use supplier-specific emission factors whenever possible. Tenaris reviews information about its suppliers where provided and applies internal criteria to define applicability. As confidence in data increases over time, when emission factors are found to be more accurate, they are applied from that moment on but not always applied to past years, as there is no certainty about their applicability with the same values. For those inputs where values are not expected to change over time, these may be applied to previous years. If supplier-based data is unavailable other sources are used e.g., worldsteel, IEA, etc.

Since 2022, we have been reporting other Scope 3 categories such as upstream emissions from fuels used and emissions from the transport of intermediate and final products. In February 2025 among other changes described above, we have restated our Scope 3 emissions intensity by adding intermill transportation of unfinished products.

Annual Report 2024

Emissions calculated for the transport of intermediate and final products exclude the following: maritime movements, specifically spot exports in container/liner from the U.S. and Canada; inland transport within Brazil, Indonesia, China, Saudi Arabia and the UAE; and Rig Direct® movements in Argentina, Mexico and Colombia. These boundaries may differ from exclusions at the GHG sites included in the report as different criteria apply. The real distances of transport routes have been calculated for routes bearing over 3,000 tons in the reporting year for both inland and maritime transport; otherwise, a historic average is used. For air transportation, transport routes have been calculated for those bearing over 8 tons in the reporting year; otherwise, a historic average is used.

Emissions calculated for raw materials transport include the following considerations: included raw materials are scrap, iron pellets, lime and pig iron, whereas excluded raw materials are ferroalloys and metals, carbon and anthracite, which represent 4% of the total volume of raw materials used, excluding purchased steel. The transport of acquired steel and steel products is excluded from the calculation. The countries covered are those where Tenaris operates steel production sites. Scrap transport is based on mapping 90% of scrap purchases and distances to our facilities, while the remaining 10% is an estimate. Internal in-plant movements and return distances are excluded from the calculation. Emissions factors used for transportation emissions estimation are based on the GLEC Framework.

Scope 3 emissions are subject to a high level of measurement uncertainty, due to data availability and quality, as well as measurement methods used across entities in the value chain. To measure Scope 3 emissions, we have taken into account the boundaries and exclusion criteria detailed above.

Restatement of the baseline on the CO2-eq intensity and absolute emissions reported

Acquisitions, mergers, and divestitures are tracked over time and will be included in the base year calculation if their influence on total emissions exceeds 10%, considering the production level of the sites when acquisition/merger or divestiture occurs.

In 2024 we completed the acquisition of Mattr’s pipe coating business and we included our GPC (welded pipe mill in Saudi Arabia) and Isoplus (coating facility in Italy) operations on the inventory and intensity calculation. Since the accumulated acquisitions are influencing more than the defined threshold we are restating the baseline on 2024.

To restate the baseline for each of the sites and businesses acquired since 2018, we considered the emissions on Scope 1, 2 and 3 accounted according to Tenaris methodology, from the first year they started to be accounted in Tenaris and replicated those emissions up to 2018.

Annual Report 2024

The following table shows the total emissions added per year, divided per scope and category, indicating if it is included on the Tenaris intensity calculation.

Year	Tons CO2-eq.
	Included on Tenaris intensity				Not included on intensity
	Scope 1	Scope 2	Scope 3 - Category 1	Scope 3 - Intermill transportation	Scope 3 - Category 3
2018	52,780	91,333	735,602	108,000	9,448
2019	52,780	91,333	735,602	77,000	9,448
2020	19,023	26,393	438,603	48,000	2,627
2021	19,023	26,393	438,603	119,000	2,627
2022	19,023	26,393	438,603	148,000	2,627
2023	19,023	26,393	438,603	143,000	2,627
2024	19,023	26,393	438,603	167,000	2,627

Sites included on the restatement process are: Saudi Steel Pipes (welded pipe mill in Saudi Arabia), Koppel (EAF steel mill in the U.S.), Ambridge (seamless pipe rolling mill in the U.S.), Coating operations including sites from Mattr’s pipe coating business (Indonesia, Norway, Mexico, Canada and the UAE) and Isoplus (Italy), and in GPC (welded mill in Saudi Arabia).

Energy

Renewable electricity accounts for the self generation of renewable electricity, electricity obtained through renewable power purchase agreements (“PPA”) that may include renewable energy certificates (“RECs”) or Guarantees of Origin (“GOs”), local supplier programs, or other green power products that include certified renewable electricity. Energy consumption does not include oilfield services unless otherwise stated.

Emissions from self-power generation sold to the grid are accounted for in Scope 1.

Annual Report 2024

Air emissions

  Particular Matter (“PM”) emissions on steel shops are measured on continuous monitoring system as well as flow on stacks and operating time. Equipment is calibrated routinely to ensure reliability
  PM emissions on other processes than steel shops are calculated based on continuous monitoring or spot monitoring performed during the year, flow estimation and operating time.
  NOX is calculated based on spot monitoring campaigns and calculated considering stack flow estimation and operating time for the process.
  VOC is calculated for varnishing processes, based on the consumption of varnish and solvent and content of VOC according to the Safety Data Sheet (“SDS”) of the chemicals.
  Data is collected locally and reported routinely to the corporate area for KPI calculation.

Water

Water data is compiled through a combination of direct measurements, sampling, and extrapolation. We ensure that the data is accurate and reflective of our actual water use. The share of the measure obtained from direct measurement, sampling, and best estimates is carefully balanced to provide a comprehensive overview of our water consumption.

Water used is measured and/ or estimated by our sites, at pertinent points. Discharge water is measured or estimated and difference with water intake is used to calculate consumption.

Water recycled is measured or estimated based on internal water systems like pumps and operating time of the system.

Water withdrawal intensity: Tubular production and processing sites (including steel shops).

Waste

Waste data is collected locally weighted at the different sites or third parties. Waste is categorized according to its properties and characteristics. Destination depends on waste characteristics and local treatment or recycling infrastructure available.

Recycling content in our steel: Proportion of recycled material in our steel calculated according to the ISO 14021 standard.

Material efficiency (sites with steel shops): The methodology is aligned with that of worldsteel. Sites covered are Dalmine, Koppel, Siderca, Silcotub, and Tamsa.

Residues and co-products reuse or recycling. All sites include waste, coproducts generated and reused or recycled.

Annual Report 2024

Human capital

Gender pay gap

The gender pay gap: is the difference of average pay levels between female and male employees, expressed as the percentage of the average pay level of male employees. The gender pay gap in Tenaris is 95%. (Description: Weighted average resulting from evaluating the proportion by cluster and country, of the average salaries of women over men).

Employee headcount

Employee figures are based on the Tenaris Active Headcount Database, with no Full-Time Equivalent  estimations. The data reflects the running rate as of the end of December for each year.

Health and Safety

  Opportunity Ratio refers to improvement opportunities, which include learning opportunities and opportunities to improve working conditions, expressed per million hours worked.
  Total Injury Frequency Rate: (First Aid injuries + injuries with lost days + injuries without lost days + fatalities) per million hours worked.
  Injury Frequency Rate: Number of accidents with and without lost days (not including First Aid) per million hours worked.
  Lost Time Injury Frequency Rate: Number of accidents with lost days per million hours worked.
  Major Injury Frequency Rate (excluding fatalities): Number of major accidents (amputation, asphyxia, deep laceration, fracture—excepting finger fractures—second and/or third degree extended burns and severe contusion) per million hours worked.
  Near Miss Frequency Rate: Number of incidents per million hours worked.
  High Potential Events Frequency Rate: (Severity 4): Number of events with potentially high consequences per million hours worked.
  All indicators include own employees and contractors.
190

Annual Report 2024
Annex II: Sustainability performance indicators
KPI	Unit	2024	2023	2022
Production
Cast steel (100% electric arc furnace)	Million tons	3.7	3.9	3.9
Seamless pipes	Million tons	3.2	3.2	3.3
Welded pipes	Million tons	0.8	1.0	0.5
Safety
Investments in health and safety	USD million	35	24	20
Million hours worked	Employees and contractors	73	72	67
	Employees	53	53	50
	Contractors	20	19	17
Safe hours held	Hours	39,609	50,850	53,200
Opportunities ratio	Rate	1.5	2.6	2.5
Total Injury Frequency Rate	Employees and contractors	4.4	6.3	6.0
	Employees	4.3	6.8	6.6
	Contractors	4.6	5.0	4.2
Injury Frequency Rate	Employees and contractors	2.3	3.2	3.1
	Employees	2.4	3.5	3.4
	Contractors	1.9	2.3	2.2
Lost Time Injury Frequency Rate	Employees and contractors	0.8	1.2	0.9
	Employees	0.9	1.2	1
	Contractors	0.7	1.1	0.5
Major Injury Frequency Rate	Employees and contractors	0.19	0.52	0.33
	Employees	0.15	0.51	0.36
	Contractors	0.30	0.58	0.24
Fatalities as a result of work-related injury	Employees number	2	0	0
	Employees rate	0.04	0.0	0
	Contractors number	0	3	0
	Contractors rate	0.0	0.2	0
Near Miss Frequency Rate	Employees and contractors	12	13	13
	Employees	13	15	14
	Contractors	9	7	9
High Potential Events Frequency Rate (Severity 4)	Employees and contractors	2.7	3.0	3.3
	Employees	2.9	3.4	3.6
	Contractors	1.9	2.0	2.4

Annual Report 2024

KPI	Unit	2024	2023	2022
Environment
Investments in environment and energy savings	USD million	207	191	110
Emissions
Greenhouse gas emissions
CO2 Emissions from all sites
Scope 1	CO2-eq million tons	2.0	2.1	2.1
Scope 2 – Market based	CO2-eq million tons	0.9	1.0	1.1
Scope 2 – Location based	CO2-eq million tons	1.1	1.1	1.1
Scope 3 - Category 1 - Purchased goods and services	CO2-eq million tons	3.2	3.6	3.2
Scope 3 - Category 3 - Fuel and energy- related activities	CO2-eq million tons	0.4	0.4	0.4
Scope 3 - Category 4 - Upstream transportation and distribution	CO2-eq million tons	0.1	0.1	0.1
Scope 3 - Category 9 - Intermill transport of steel bars and green pipes	CO2-eq million tons	0.2	0.1	0.1
Scope 3 - Category 9 - Downstream transportation and distribution (not including intermill)	CO2-eq million tons	0.6	0.6	0.6
Total GHG emissions (Market based) (Scope 1, 2 & 3 all categories reported on the inventory)	CO2-eq million tons	7.4	7.9	7.6
Total GHG emissions (Location based) (Scope 1, Scope 2 & Scope 3 all categories reported on the inventory)	CO2-eq million tons	7.6	8.2	7.6
Intensity	tons CO2-eq/ton steel	1.31	1.33	1.33
Intensity vs. 2018%		-15	-14	-14
Scope 1 emissions from all sites covered under regulated emissions trading schemes or carbon tax regulations	%	87	87	88
Tubular operations GHG emissions (Market based) per net revenue	tons CO2eq/USD million	590	545	646
Tubular operations GHG emissions (Location based) per net revenue	tons CO2eq/USD million	605	551	646
Oilfield services Scope 1	CO2 eq ton	64,262	NA	NA
Oilfield services Scope 2 (Market based)	CO2 eq ton	49	NA	NA
Oilfield services Scope 2 (Location based)	CO2 eq ton	49	NA	NA
Recycling content in our steel	%	82	79	77
Air emissions
Particulate material emissions	g/ton steel cast	17	14	13
Nitrogen oxides emissions	Kg/ton product	0.8	0.7	0.8
Sulfur oxides emissions	Kg/ton product	0.15	NA	NA
Volatile organic compound emissions from pipe & coupling varnishing	g/ton product	264	239	221
Energy management
Total energy consumed (excluding oilfield services)	Terajoules (TJ)	39,335	40,123	48,689
-of which natural gas	TJ	25,112	25,772	33,910
-of which coal	TJ	1,709	1,828	1,917
-of which non-renewable electricity	TJ	9,111	10,378	11,851
-of which renewable electricity purchased from the grid (per TS market decision)	TJ	1.063	1,280	615
- of which renewable electricity self-generated	TJ	1,757	411	0
-of which nuclear sources	TJ	0	0	0
-of which other (e.g., diesel and gasoline)	TJ	582	455	396
Total energy consumed from fossil fuels	%	93	96	99
Total energy consumed from renewable sources	%	7	4	1

Annual Report 2024

KPI	Unit	2024	2023	2022
Electricity consumption supplied from grid	%	71	80	86
Electricity generated and sold (non-renewable)	TJ	525	468	317
Electricity generated and sold (renewable)	TJ	0	0	0
Total electricity consumption	GWh	3,977	4,023	4,036
Consumption of renewable electricity (per TS market decision)	GWh	784	470	171
Self-generation of non-renewable electricity	GWh	802	801	662
Self-generation of renewable electricity	GWh	488	114	0
Share of renewables in total electricity consumption	%	20	12	4
Energy intensity from all sites	GJ/ton processed steel	8	8	10
Tubular operations energy consumption per net revenue	TJ/USD million	3.1	2.7	4.1
Oilfield services energy consumption	TJ	865	NA	NA
Water management
Water withdrawal tubular operations and oilfield services	Million m3	65.4	64.5	53.0
-of which surface	%	74	78	74
-of which subsurface	%	22	20	23
-of which network	%	4	3	4
Intensity of water withdrawal tubular operations	m3 water /ton pipe	15	16	16
Intensity of water withdrawal excluding Siderca	m3 water /ton pipe	4	4	5
Estimated water consumed tubular operations	m3 water /ton pipe	2	2	3
Water withdrawal from high or extremely high baseline water stress	%	0.6	0.3	1.2
Estimated water consumption tubular operations and oilfield services	Million m3	11.8	8.6	9.0
Estimated water consumption in areas with high or extremely high-water stress tubular operations	Million m3	0.3	0.2	0.4
Estimated water consumption per net revenue	m3 per USD million	944	579	763
Oilfield services water intake	Million m3	2.6	NA	NA
Oilfield services water discharge	Million m3	0	NA	NA
Oilfield services water consumption	Million m3	2.6	NA	NA

Annual Report 2024

KPI	Unit	2024	2023	2022
Waste management
Co-Products and waste tubular operations and oilfield services
Material efficiency at sites w/steelshops	%	98.8	98.2	97.8
Residue & co-products reuse or recycle at all sites	ton	849,936	877,958	793,850
Residue & co-products reuse or recycle at all sites (maximum recycling considered equal to generation)%		85.6	87.7	82.1
Waste disposal at all sites	ton	73,339	84,618	102,799
Waste and co-products disposal at all sites	%	9.7	9.1	10.8
Total tons of wastes and co-products generated (scrap not included)	ton	958,773	928,168	953,882
Total hazardous wastes generated	ton	134,100	122,437	117,926
Total non-hazardous wastes generated	ton	824,672	805,731	835,956
Total amount of radioactive waste generated	ton	0	0	NA
Total amount of waste sent to incineration	ton	813	2,458	NA
Human Capital
Employees at year end
Shop floor	People	19,663	22,712	19,765
-of which male	People	18,642	21,547	18,788
-of which female	People	1,021	1,165	977
-of which male	%	95	95	95
-of which female	%	5	5	5
Professional	People	6,211	6,422	5,527
-of which male	People	4,336	4,499	3,868
-of which female	People	1,875	1,923	1,659
-of which male	%	70	70	70
-of which female	%	30	30	30
Total employees (full-time)	People	25,874	29,134	25,292
-of which male	People	22,978	26,046	22,656
-of which female	People	2,896	3,088	2,636
-of which male	%	89	89	90
-of which female	%	11	11	10
Trainees (part-time)	People	590	754	590
-of which male	People	312	413	293
-of which female	People	278	341	297
-of which male	%	53	55	50
-of which female	%	47	45	50

Annual Report 2024

KPI	Unit	2024	2023	2022
Senior managers by gender
Total	People	1,140	1,098	1,016
Male	People	969	949	885
Female	People	171	149	131
Male	%	85	86	87
Female	%	15	14	13
Age ranges
Employees up to 30	People	5,816	7,480	6,555
-of which male	People	4,776	6,318	5,566
-of which female	People	1,040	1,162	989
-of which male	%	82	84	85
-of which female	%	18	16	15
Employees between 31 and 50	People	15,317	16,788	14,623
-of which male	People	13,815	15,225	13,274
-of which female	People	1,502	1,563	1,349
-of which male	%	90	91	91
-of which female	%	10	9	9
Employees over 50	People	4,741	4,866	4,114
-of which male	People	4,387	4,503	3,816
-of which female	People	354	363	298
-of which male	%	93	93	93
-of which female	%	7	7	7
Average age of workforce	Years	40	39	39

Annual Report 2024

KPI	Unit	2024	2023	2022
Age ranges for professional employees
Professionals up to 30	People	1,434	1,481	1,247
-of which male	People	823	846	725
-of which female	People	611	635	522
-of which male	%	57	57	58
-of which female	%	43	43	42
Professionals between 31 and 50	People	3,644	3,814	3,386
-of which male	People	2,626	2,768	2,449
-of which female	People	1,018	1,046	937
-of which male	%	72	73	72
-of which female	%	28	27	28
Professionals over 50	People	1,133	1,127	894
-of which male	People	887	885	694
-of which female	People	246	242	200
-of which male	%	78	79	78
-of which female	%	22	21	22
Age ranges for shop-floor employees
Shop floor up to 30	People	4,382	5,999	5,308
-of which male	People	3,953	5,472	4,841
-of which female	People	429	527	467
-of which male	%	90	91	91
-of which female	%	10	9	9
Shop floor between 31 and 50	People	11,673	12,974	11,237
-of which male	People	11,189	12,457	10,825
-of which female	People	484	517	412
-of which male	%	96	96	96
-of which female	%	4	4	4
Shop floor over 50	People	3,608	3,739	3,220
-of which male	People	3,500	3,618	3,122
-of which female	People	108	121	98
-of which male	%	97	97	97
-of which female	%	3	3	3

Annual Report 2024

KPI	Unit	2024	2023	2022
Age ranges for senior managers
Senior managers up to 30	People	8	4	1
Senior managers up to 30%		1	0	0
-of which male	People	7	3
-of which female	People	1	1	1
-of which male	%	88	75	-
-of which female	%	12	25	100
Senior managers between 31 and 50	People	766	776	725
Senior managers between 31 and 50%		67	71	71
-of which male	People	638	656	619
-of which female	People	128	120	106
-of which male	%	83	85	90
-of which female	%	17	15	10
Senior managers over 50	People	366	318	290
Senior managers over 50%		32	29	29
-of which male	People	324	290	266
-of which female	People	42	28	24
-of which male	%	89	91	90
-of which female	%	11	9	10
Female to male actual total compensation per professional employee category	Ratio	0.95	0.96	0.97
Training
Training hours per professional employee	Hours	37	37	34
Training hours per shop-floor employee	Hours, including on-the-job training	85	105	144
Training hours per shop-floor employee	Hours, excluding on-the-job training	32	39	46
Hours of training	Million hours	1.9	2.4	2.8
Employees by country
Mexico	People	6,042	7,500	5,919
Argentina	People	5,811	6,267	6,444
U.S.	People	3,583	3,882	3,509
Italy	People	2,140	2,187	2,136
Romania	People	1,885	1,884	1,847
Brazil	People	1,405	1,492	1,460
Canada	People	1,197	1,195	944
Indonesia	People	911	1,573	495
Colombia	People	893	1,112	1,183
Saudi Arabia	People	759	849	427
Other	People	1,248	1,193	928
197

Annual Report 2024

KPI	Unit	2024	2023	2022
Employees by nationality
Mexican	People	6,447	7,850	6,201
Argentine	People	6,006	6,462	6,617
U.S.	People	2,751	3,057	2,889
Italian	People	2,106	2,145	2,096
Romanian	People	1,915	1,911	1,873
Brazilian	People	1,428	1,509	1,473
Canadian	People	1,096	1,107	862
Colombian	People	935	1,156	1,201
Indonesian	People	913	1,557	491
Saudi Arabian	People	351	434	256
Others	People	1,926	1,946	1,333
Mexican	%	25	27	25
Argentine	%	23	22	26
U.S.	%	11	10	11
Italian	%	8	7	8
Romanian	%	7	7	7
Brazilian	%	6	5	6
Canadian	%	4	4	3
Colombian	%	4	4	5
Indonesian	%	4	5	2
Saudi Arabian	%	1	1	1
Others	%	7	7	5
Senior managers by nationality
Argentine	People	407	408	395
Mexican	People	181	172	153
Italian	People	170	168	159
U.S.	People	73	70	51
Romanian	People	67	59	52
Brazilian	People	52	53	47
Colombian	People	29	28	24
Canadian	People	26	22	19
Uruguayan	People	22	20	18
Others	People	113	98	98
Argentine	%	36	37	39
Mexican	%	16	16	15
Italian	%	15	15	16
U.S.	%	6	6	5
Romanian	%	6	5	5
Brazilian	%	5	5	5
Colombian	%	3	3	2
Canadian	%	2	2	2

Annual Report 2024

KPI	Unit	2024	2023	2022
Uruguayan	%	2	2	2
Others	%	10	9	10
Other human capital indicators
Number of nationalities represented in the employee population	Number	101	103	100
Employees covered by collective bargaining agreements	%	68	72	71
Resignation rate	% All employees	4.4	5.0	6.2
Resignation rate	% Professional employees	3.8	4.2	6.2
New hires	People	2,573	3,664	6,458
GTs new hires	People	162	251	316
GTs new hires - Male	People	98	148	196
GTs new hires - Female	People	64	103	120
GTs new hires - Male	%	60	59	62
GTs new hires - Female	%	40	41	38
Total number of employees who left during the reporting period	People	5,677	3,019	3,920
Rate of employee turnover during the reporting period	%	21	12	16

Annual Report 2024

Community		2024	2023	2022
Education investment	USD millions	14.2	13.1	10.0
COVID-19 fund	USD millions	-	-	0.4
Other community investment	USD millions	3.7	2.4	3.0
Total community investment	USD millions	17.9	15.5	13.4
Roberto Rocca Technical School students	N° of students	452	444	436
Roberto Rocca Technical School students trained from other schools	N° of students	1,390	830	526
Roberto Rocca Technical Gene	N° of students	6,230	5,196	3,216
Roberto Rocca Technical Gene	N° of teachers	206	148	328
Roberto Rocca After School Program	N° of students	1,846	2,026	1,482
Roberto Rocca Education Program University & PhD	N° of students	494	527	542
Roberto Rocca Scholarships Program - High school	N° of students	1,941	1,325	1,843

Annual Report 2024
LEGAL AND FINANCIAL INFORMATION
Financial Information
Consolidated Statements and Other Financial Information

See “Financial Statements” and pages F-1 through F-82 for our audited consolidated financial statements.

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

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those situations, the Company has not accrued a provision for the potential outcome of these cases.

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

Material Legal Proceedings

A summary description of Tenaris’s material outstanding legal proceedings as of December 31, 2024, is included in note 27 “Contingencies, commitments and restrictions to the distribution of profits” to our audited consolidated financial statements included in this annual report, which summary description is incorporated herein by reference. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

Dividend Policy

The Company does not have, and has no current plans to establish, a formal dividend policy governing the amount and payment of dividends or other distributions. For a description of the shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, please refer to “Information on the Company - Corporate Governance Statement - Corporate Governance”.

Annual Report 2024

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend			Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
June 2, 2020	153	0.13	0.26	November 2019	NA
May 3, 2021	248	0.21	0.42	November 2020	May 2021
May 3, 2022	484	0.41	0.82	November 2021	May 2022
May 3, 2023	602	0.51	1.02	November 2022	May 2023
April 30, 2024	694	0.60	1.20	November 2023	May 2024

On February 19, 2025, the Company announced that upon approval of the Company´s annual accounts in April 2025, the  board of directors intends to propose for the approval of the annual general shareholders’ meeting scheduled to be held on May 6, 2025, the payment of an annual dividend of $0.83 per share ($1.66 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.27 per share ($0.54 per ADS) or approximately $0.3 billion, paid on November 20, 2024. If the annual dividend is approved by the shareholders, a dividend of $0.56 per share ($1.12 per ADS), or approximately $0.6 billion will be paid on May 21, 2025, with a record date of May 20, 2025 and an ex-dividend date of May 19, 2025 for securities listed in Europe and Mexico,  and an ex-dividend date of May 20, 2025 for securities listed in the United States. Treasury shares are not entitled to dividend distributions.

The Offer and Listing

Offer and Listing Details

The shares are listed on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS”. The shares are also listed on the Italian Stock Exchange under the symbol “TEN”. Trading on the NYSE and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of February 28, 2025, a total of 1,162,757,528 shares were registered in the Company’s shareholder register (including 90,095,494 shares that have been repurchased by the Company under its share buyback programs). As of February 28, 2025, a total of 104,482,164 shares were registered in the name of the Depositary for the Company’s ADS program.

Annual Report 2024

Additional Information
Exchange Controls

Many of the countries that are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include mainly Argentina, Brazil, Indonesia, Mexico, Nigeria and Romania.

The exchange rate of the ARS against the U.S. dollar was subject to a “crawling-peg” devaluation of approximately 2% per month against the U.S. dollar during 2024.

Between September 2019 and December 2023, the Argentine government imposed significant restrictions on foreign exchange transactions; however, the new administration in Argentina eased certain restrictions and other changes to such regulations are expected. At the date of this annual report, the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. Currently, Argentine companies are required to repatriate export proceeds from sales of goods and services (including U.S. dollars obtained through advance payment and pre-financing facilities) and convert such proceeds into ARS at the official exchange rate. Since December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate as explained below. This percentage has changed and is expected to change over time. Sovereign bonds were issued to pay imports of goods cleared and services rendered on or prior to December 12, 2023, but such bonds cover only a portion total import debts. Import payments for services rendered and goods cleared after December 12, 2023, do not require government approval but cannot be paid in advance or at sight and are subject to a 30-day deferred payment schedule. In addition, during 2024 import payments were subject to import taxes that significantly increased prices of imported goods and services; import taxes, though, were eliminated during December 2024. Argentine companies must still obtain prior Argentine Central Bank authorization, which is rarely (if ever) granted, to access the foreign exchange market to make dividend payments.

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

As of December 31, 2024, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity.

For additional information regarding factors affecting the Argentine economy, see “Risk Factors – Risks Relating to our Business and Industry – Adverse economic or political conditions in the countries where we operate or sell our products and services may decrease our sales or disrupt our manufacturing operations, thereby adversely affecting our revenues, profitability and financial condition”. For additional information on current foreign exchange restrictions in Argentina, see note 29 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report.

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

Annual Report 2024

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

Annual Report 2024

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (21% for 2024). Within the six-month period, progressive income tax rates apply (ranging from 0 to 42%10 in 2024).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains, realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 24.94% for the fiscal year ending 2024. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001, as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

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

10 A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Annual Report 2024

Nevertheless, a withholding tax exemption may apply if the distribution is made to (as far as relevant in the case at hand):

  a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of article 159 of the Luxembourg Income Tax Law);
  an undertaking of collective character which is resident of a Member State of the EU and is referred to by article 2 of the EU Council Directive of November 30, 2011, concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (2011/96/UE) as amended, (subject to the general anti-abuse rule provided for by Council Directive 2015/121/EU as implemented into Luxembourg law);
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

Annual Report 2024

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

Annual Report 2024

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

Annual Report 2024

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

For the year ended December 31, 2024, Deutsche Bank Trust Company Americas acted as depositary under the ADSs deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

  its annual reports; and
  copies of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The Depositary will, as provided in the deposit agreement and if requested in writing by the Company, arrange for the mailing of such reports, notices and communications to all record holders of ADSs, on a basis similar to that for holders of shares, or on such other basis as the Company may advise the Depositary may be required by any applicable law or regulation, or any requirement of any stock exchange to which the Company may be subject. Any reports and communications, including any proxy solicitation material, shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Annual Report 2024

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

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2024 and 2023 which included fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2024	Expected maturity date
(in millions of U.S. dollars)	2025	2026	2027	2028	2029	Thereafter	Total

Non-current Debt
Fixed rate	-	10	-	-	-	-	10
Variable rate	-	1	-	-	-	-	1

Current Debt
Fixed rate	162	-	-	-	-	-	162
Variable rate	264	-	-	-	-	-	264
	426	11	-	-	-	-	437

At December 31, 2023	Expected maturity date
(in millions of U.S. dollars)	2024	2025	2026	2027	2028	Thereafter	Total

Non-current Debt
Fixed rate	-	24	-	-	-	-	24
Variable rate	-	23	2	-	-	-	25

Current Debt
Fixed rate	271	-	-	-	-	-	271
Variable rate	264	-	-	-	-	-	264
	535	47	2	-	-	-	583

Annual Report 2024

Our weighted average interest rates before tax (considering hedge accounting), amounted to 6.52% at December 31, 2024 and to 10.56% at December 31, 2023.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2023, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 62% of total financial debt.

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 98.3% and 99.8% of its carrying amount (including interests accrued) in 2024 and 2023 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

For further information about our financial debt, please see note 21 “Borrowings” to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2024, we had variable interest rate debt of $265 million and fixed rate debt of $172 million (of the fixed rate debt, $162 million is short-term).

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

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs corresponds to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $73 million in 2024, compared to $71 million in 2023.

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

The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2024.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Euro	U.S. dollar	(184)
Saudi Arabian Riyal	U.S. dollar	(173)
Argentine Peso	U.S. dollar	(41)
Brazilian Real	U.S. dollar	(42)

The main relevant exposures as of December 31, 2024, were to Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar, Saudi Arabian Riyal-denominated financial and trade payables, ARS-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, and Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. The Saudi Arabian Riyal is tied to the U.S. dollar.

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $8 thousand at December 31, 2024 and a liability of $2 million at December 31, 2023. For further detail on our foreign currency derivative contracts, please see note 26 “Derivative financial instruments – Foreign exchange and commodities derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Annual Report 2024

Concentration of Credit Risk

No single customer comprised more than 10% of our net sales in 2024, 2023 and 2022.

Tenaris maintains a strong, longstanding relationship with Pemex, one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 17% of the Company’s overall credit exposure as of December 31, 2024, and approximately 20% of the Company’s overall credit exposure as of December 31, 2023. In December 2024, Pemex issued senior guaranteed floating rate notes due in 2025 that a financial institution purchased on the issue date, with Pemex agreeing to use a portion of the proceeds from the sale of such notes to pay off outstanding debt with one of the Company’s Mexican subsidiaries for approximately $200 million.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for impairment for potential credit losses.

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

Commodities Derivative Contracts

The net fair value of our commodities derivative contracts amounted to a liability of $0.8 million at December 31, 2024 and an asset of $0.2 million at December 31, 2023. For further detail on our commodities derivative contracts, please see note 26 “Derivative financial instruments – Foreign exchange and commodities derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments principally to manage our exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. We use market prices or specific tools for calculation of each instrument’s fair value, with such tools tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

We designate certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, we document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We also document our assessment on an ongoing basis, of whether the hedging instruments are effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2024 and 2023, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $0.6 million debit and $8.1 million credit respectively.

Annual Report 2024
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

Fees paid in 2024

In 2024, the Company received from the Depositary fees for an amount of $667 thousands corresponding to the period March 13, 2023 through March 12, 2024.

Fees payable during 2025

In 2025, the Company received from the Depositary fees for an amount of $848 thousands corresponding to the period March 13, 2024 through March 12, 2025.

Annual Report 2024
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024.

Based on that evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The Company’s chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at a reasonable assurance level.

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

On February 18, 2025, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal controls over financial reporting for the year ended December 31, 2024, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2024.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2024, has been audited by EY, as indicated in its “Report of Independent Registered Public Accounting Firm” included in this annual report.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a -15(f) and 15d -15(f) under the Exchange Act) during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Annual Report 2024

Attestation Report of Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Tenaris S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Tenaris S.A.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tenaris S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2024, and the related notes and our report dated April 1, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ Ernst & Young

Société anonyme

Cabinet de révision agréé

Luxembourg, Grand Duchy of Luxembourg

April 1, 2025

Annual Report 2024
Principal Accountant Fees and Services

Principal Accountant Fees

The Company’s statutory auditor was EY for fiscal year 2024 and PwC for fiscal year 2023. Fees accrued to EY and PwC and other EY and PwC member firms for the years ended December 31, 2024 and December 31, 2023, respectively are detailed below.

	For the year ended December 31,
Thousands of U.S. dollars	2024	2023

Audit Fees	4,569	4,386
Audit-Related Fees	51	273
Tax Fees	78	148
All Other Fees	-	14
Total	4,698	4,821

In addition, in the year 2023, PwC rendered $242 thousand for tax services to the acquired Mattr’s pipe coating business unit.

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

Annual Report 2024

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

The audit committee makes its recommendations to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s external auditors. On a yearly basis, the audit committee reviews, together with management and the external auditor, the audit plan, audit related services and other permissible non-audit services and approves, ad-referendum of the general shareholders’ meeting, the related fees. With respect to non-audit services, the audit committee annually approves an estimated amount for undetermined non-audit services, conditioned upon final review and approval of such services by the audit committee. The audit committee annually receives from the external auditor the written disclosures required by PCAOB Rule 3524 “Audit Committee Pre-Approval of Certain Tax Services”, together with a description of the scope of tax services for such year, and the external auditors’ confirmation that such non-audit services are consistent with the Sarbanes-Oxley Act, SEC Regulation S-X Rule 2-01, and applicable PCAOB rules. The Audit Committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X during 2024 or 2023.

The general shareholders’ meeting normally approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval may be undertaken by the external auditor.

Purchases of Equity Securities by the Company and Affiliated Purchasers

On June 2, 2020, at the Company’s general meeting of shareholders, the Company’s shareholders authorized the Company and the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADSs, on the terms and conditions set forth below. Although the validity period of such authorization will expire on June 12, 2025, the board of directors has convened the general meeting of shareholders to be held on May 6, 2025, which will consider the renewal of such authorization for an additional five-year period.

Annual Report 2024
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
218

Annual Report 2024

Share buyback programs

First share buyback program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion with the intention to cancel the shares acquired through the program.  The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with a primary financial institutions, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by the Company and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The first share buyback program was divided in four tranches and ran from November 5, 2023, to (and including) August 2, 2024. During the first share buyback program the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital at the beginning of the program, for a total consideration of $1.2 billion.

The extraordinary meeting of shareholders held on April 30, 2024, approved the cancellation of 17,779,302 ordinary shares held in treasury and acquired by the Company throughout the first tranche of the first share buyback program and the corresponding reduction of the Company’s issued share capital. Shares repurchased under the second, third and fourth tranche of the first share buyback program are held in treasury and will be cancelled in due course, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that may be repurchased by the Company, with the intention to cancel the shares acquired through the program. The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions, which make trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by the Company and act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The second share buyback program ran from November 11, 2024, to (and including) March 4, 2025. During the follow-on share buyback program, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $700 million.

During the years ended December 31, 2024 and 2023 the Company repurchased 83,616,548 and 12,648,091 ordinary shares, respectively, for approximately $1.7 billion on an aggregate basis under both share buyback programs. During 2025, the Company repurchased a total of 12,277,261 ordinary shares, for a total consideration of approximately $0.2 billion. Total shares repurchased under the share buyback programs represented 9.19% of the issued share capital at the beginning of the first share buyback program.

Shares repurchased during the second, third and fourth tranche of the first share buyback program and during the follow-on share buyback program are being held in treasury. The Company intends to cancel these treasury shares in the upcoming extraordinary general meeting of shareholders, scheduled to be held on May 6, 2025 (immediately after the annual general meeting of shareholders) and to reduce the Company’s issued share capital accordingly.

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

Annual Report 2024

Share Buyback Program	Period	Average price paid per share in USD	Total number of shares purchased as part of publicly announced plans or programs (*)	Approximate million USD value of shares that may yet be purchased under the plan or program
1st program - 1st tranche	January 1, 2024 - January 31, 2024	16.66	5,131,211	900
1st program - 2nd tranche	February 1, 2024 - February 29, 2024	17.99	4,090,887	827
1st program - 2nd tranche	March 1, 2024 - March 31, 2024	18.55	7,945,963	679
1st program - 2nd tranche	April 1, 2024 - April 30, 2024	18.25	4,330,153	600
1st program - 3rd tranche	May 1, 2024 - May 31, 2024	16.96	9,964,977	431
1st program - 3rd and 4th tranche	June 1, 2024 - June 30, 2024	15.75	17,410,599	157
1st program - 4th tranche	July 1, 2024 - July 31, 2024	15.54	8,879,659	19
1st program - 4th tranche	August 1, 2024 - August 31, 2024	14.54	1,278,228	-
Not applicable	September 1, 2024 - September 30, 2024	-	-	-
Not applicable	October 1, 2024 - October 31, 2024	-	-	-
2nd program	November 1, 2024 - November 30, 2024	18.71	14,317,733	432
2nd program	December 1, 2024 - December 31, 2024	19.09	10,267,138	236
Total			83,616,548

(*) All units were purchased as part of publicly announced plans or programs.

The first share buyback program was announced on November 5, 2023 for an aggregate amount of $1.2 billion and divided in four tranches of $0.3 billion.

Commencement of the first tranche of the first share buyback program was announced on November 5, 2023 with an expiration date on February 9, 2024. The completion of the first tranche of the first share buyback program was announced on January 12, 2024.

Commencement of the second tranche of the first share buyback program was announced on February 25, 2024 with an expiration date on May 24, 2024. The completion of the second tranche of the first share buyback program was announced on April 30, 2024.

Commencement of the third tranche of the first share buyback program was announced on May 12, 2024 with an expiration date on August 12, 2024. The completion of the third tranche of the first share buyback program was announced on June 14, 2024.

Commencement of the fourth tranche of the first share buyback program was announced on June 14, 2024 with an expiration date on October 31, 2024. The completion of the fourth tranche of the first share buyback program was announced on August 4, 2024.

Commencement of the second share buyback program, for $0.7 billion, was announced on November 10, 2024 with an expiration date on March 26, 2025. The completion of the second share buyback program was announced on March 4, 2025.

Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of Item 16F was “previously reported,” as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F, for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024.

With respect to the audit for the fiscal year ending December 31, 2025, the Company conducted a competitive tender process for the selection of an audit firm to perform the statutory audit of the Company’s consolidated financial statements under International Standards of Auditing (“ISA”), and a competitive tender process for the selection of an audit firm to perform the contractual audit of the Company’s consolidated financial statements and internal controls under PCAOB auditing standards. Following completion of the tender processes, on March 25, 2025, the audit committee (i) approved the appointment of Forvis Mazars, Cabinet de révision agréé (“Forvis Mazars”), as the Company’s statutory auditor for the fiscal year ending December 31, 2025, and recommended to the Company’s board of directors that the appointment of Forvis Mazars be submitted for approval at the annual general meeting of shareholders scheduled to be held on May 6, 2025; and (ii) approved the appointment of PricewaterhouseCoopers, Société cooperative, as the Company’s contractual auditor for the fiscal year ending December 31, 2025, to perform the contractual audit of the Company’s consolidated financial statements and internal controls. On April 1, 2025, the Company’s board of directors, based on the audit committee’s resolutions, recommended the annual general meeting of shareholders to appoint Forvis Mazars as the Company’s statutory auditor for the fiscal year ending December 31, 2025.

Annual Report 2024

The report issued by EY on our consolidated financial statements for the fiscal year ended December 31, 2024, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal year 2024 and through the date of this annual report, there has not been (i) any disagreement between the Company and EY over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its audit reports, nor (ii) any reportable event. The Company has provided EY with a copy of the foregoing disclosure and has requested that EY furnish the Company with a letter addressed to the SEC stating whether EY agrees with the Company’s statements in such disclosure and, if not, stating the respects in which it does not agree. A copy of EY’s letter dated April 1, 2025, is filed as an exhibit to this annual report.

During fiscal year 2024 and through the date of this annual report, the Company did not consult either with Forvis Mazars or with PricewaterhouseCoopers, Société cooperative regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Forvis Mazars or PricewaterhouseCoopers, Société cooperative concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement or reportable event.

During the fiscal year 2023, (i) PricewaterhouseCoopers, Société cooperative served as the Company’s external statutory and contractual auditors; and (ii) the Company did not consult with Forvis Mazars regarding: (a) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (b) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Forvis Mazars concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (c) any matter that was either the subject of a disagreement or reportable event.

Insider Trading Policy

Tenaris has adopted an Insider Trading, Policy governing the purchase, sale and other dispositions of its securities, by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards.

A copy of the Company’s Policy on Securities Trading is filed as exhibit 11.1 to this annual report.

Annual Report 2024
Cybersecurity

Risk Management, Strategy and Governance

Under the Company’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting. In addition, the Company has established a management-level Critical Risk Committee (“CRC”) that assists the Company’s board of directors, the audit committee and the chief executive officer in connection with the monitoring, assessment and review of risks to which Tenaris is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including accidents, cybersecurity and obsolescence, commercial execution, environmental, health and safety and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The CRC, which comprises several senior executives, risk assurance manager and general counsel, periodically reports to the Company’s board of directors, the audit committee and the chief executive officer on its activities. For more information on the audit committee and CRC, see “Risk Factors – Risks Relating to Our Business and Industry – Cyberattacks could have a material adverse impact on our business and results of operations”.

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

Tenaris has adopted certain other cybersecurity procedures that complement the above-mentioned Cybersecurity Risk Management Methodology and seek to effectively manage cybersecurity incidents by analyzing potential impacts, containing the attack, eradicating the threat, and recovering from the incident, instruct users of Tenaris’s information systems on how to respond to cybersecurity incidents involving or affecting Tenaris IT resources or devices through which users may access any Tenaris’s IT systems; and provide instructions and best practices to Tenaris’s personnel with system administrator’s roles in connection with cybersecurity incidents prevention, detection and response. In 2024, we adopted a process to assess third-parties cybersecurity, to the extent they are connected to Tenaris or process Tenaris’s confidential information.

Tenaris has also adopted a “Ransomware Crisis Management Procedure” setting forth the procedure to timely and adequately respond to a ransomware incident. In addition, because a cybersecurity incident may escalate into a major company crisis, “Tenaris’s Crisis Management Procedure” is triggered and applied when certain events signal potential material impacts.

Tenaris’s policies, processes and procedures established to detect and manage cybersecurity risks are monitored and coordinated by a team of experienced and recognized professionals, including a chief information security officer, a cybersecurity risk management director and a cybersecurity and security architecture director, with an average of more than 25 years of experience in cybersecurity and information technology fields. The chief information security officer periodically reports on its activities to the CRC.

During 2024, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, or third-parties cybersecurity incidents, lead to known breaches of our business-critical IT systems and, as such, have not materially affected, or are reasonably likely to materially affect, Tenaris, including its business strategy, results of operations, or financial condition.

Tenaris has adopted cyber-resilience standards as part of its cybersecurity strategy and cyber capabilities. For example, a cyberattack simulation exercise was carried out in 2024 with an external consultant (KPMG) acting as a cyber attacker and Tenaris’s cybersecurity team acting as defenders, showing the Company’s strong commitment to cybersecurity issues, particularly associated risks, potential impacts and action plans. The results of such exercise are still subject to evaluation and will aid in building a stronger cybersecurity strategy.

For more information on cybersecurity risks, see “Risk Factors – Risks Relating to Our Business and Industry – Cyberattacks could have a material adverse impact on our business and results of operations”.
222

Annual Report 2024
FINANCIAL STATEMENTS

For the Reports of Independent Registered Public Accounting Firms:

  EY (PCAOB ID 1367) for the year 2024, see pages F-1 through F-2 of this annual report.
  PwC (PCAOB ID 1328) for the years 2023 and 2022, see page F-3 of this annual report.
  PwC (PCAOB ID 1328) related to Ternium, for the year 2024, see page F-4 of this annual report.

For the Financial Statements see pages F-5 through F-82 of this annual report.

Annual Report 2024
EXHIBITS

Exhibit Number	Description

1.1	Updated and Consolidated Articles of Association of Tenaris S.A., dated as of April 30,2024

2.1	Amended and Restated Deposit Agreement entered into between Tenaris S.A. and Deutsche Bank Trust Company Americas *

2.2	Description of Securities

8.1	List of Subsidiaries of Tenaris S.A.

11.1	Insider Trading Policy

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Statement Explaining Calculation of Ratios

15.2	Statement Explaining Alternative Performance Measures

15.3	EY’s letter regarding statements in Item 16.F.

97.1	Clawback Policy**

*               The Amended and Restated Deposit Agreement is incorporated by reference to the Registration Statement on Form F-6 filed by Tenaris S.A. on February 25, 2013 (File No. 333-186825).

**            The Clawback Policy is incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by Tenaris S.A. on March 28, 2024 (File No. 001-31518).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 1, 2025	TENARIS S.A.

	By	/s/ Alicia Móndolo
	Name:	Alicia Móndolo
	Title:	Chief Financial Officer

Financial statement
CFS

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended 2024, 2023 and 2022

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Annual Report 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Tenaris S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Tenaris S.A. (the “Company”) as of December 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of PricewaterhouseCoopers Société cooperative, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Ternium S.A., a corporation in which the Company has an 11.46% interest. In the consolidated financial statements, the Company’s investment in Ternium S.A. is stated at USD 1,377.9 million as of December 31, 2024 and the Company’s equity in the earnings of Ternium S.A. is stated at USD (5.7) million for the year ended December 31, 2024. Those financial statements were audited by PricewaterhouseCoopers Société cooperative whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ternium S.A., is based solely on the report of PricewaterhouseCoopers Société cooperative.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 1, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of PricewaterhouseCoopers Société cooperative provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee  and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Annual Report 2024

Recoverability of deferred tax assets (“DTAs”) on tax losses of the Company's subsidiary in Luxembourg

Description of the Matter

As described in Note IV.22 to the consolidated financial statements as of December 31, 2024, the Company recognized USD 623.8 million in DTAs relating to previously accumulated tax losses of the Company’s subsidiary in Luxembourg (the “Luxembourg DTAs”). DTAs related to tax losses are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. Management applied significant judgment in assessing the likelihood that future taxable profits will be available. In determining the recoverable amount of the Luxembourg DTAs, management considered existing evidence, both positive and negative, including historical taxable profits and forecasts of future taxable profits.

Auditing the recoverability of the Luxembourg DTAs is subjective, because it requires significant judgment by management to estimate the amount of future taxable profits.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s assessment of recoverability of the Luxembourg DTAs. For example, we tested controls over management’s review of the significant assumptions used in estimating future taxable profits, in consideration of scenarios of possible outcomes.

To test the recoverability of the Luxembourg DTAs, among other procedures, we assessed the accuracy of management’s estimate of future taxable profits by comparing actual to forecasted amounts. We assessed the amount of the future taxable profits by independently developing scenarios for a range of point estimates and comparing that range to management’s estimate of future taxable profits. We evaluated the adequacy of the disclosures regarding the Luxembourg DTAs in Note IV.22 of the consolidated financial statements.

/s/ Ernst & Young
Société anonyme
Cabinet de révision agréé

We served as the Company’s auditor from 2023 to 2025.

Luxembourg, Grand Duchy of Luxembourg

April 1, 2025
F-2

Annual Report 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TENARIS S.A.

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of TENARIS S.A. and its subsidiaries (the “Company”) as of 31 December 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended 31 December 2023, including the related notes  (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2023, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers, Société coopérative

Represented by

/s/ Gilles Vanderweyen

Gilles Vanderweyen

Luxembourg, 27 March 2024

We served as the Company's auditor from 2011 to 2023.

Annual Report 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ternium S.A. and its subsidiaries (the "Company") as of 31 December 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended 31 December 2024, including the related notes (collectively referred to as the "consolidated financial statements" and not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects the financial position of the Company as of 31 December 2024, and the results of its operations and its cash flows for the year ended 31 December 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

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

Litigation - Acquisition of a participation in Usiminas

As described in Notes 4(p) and 25(i)(a) to the consolidated financial statements, the Company has a provision for the litigation related to acquisition of a participation in Usiminas for 410.2 million USD at 31 December 2024. Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to the litigation related to the acquisition of a participation in Usiminas is a critical audit matter are (i) the significant judgment by management when assessing whether a loss is probable and when determining whether the amount of the loss or range of loss can be reasonably estimated, and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management's assessment of the legal contingency.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the litigation related to the acquisition of a participation in Usiminas, including controls over determining whether a loss is probable and when determining whether the amount of loss or range of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company's litigation disclosures in the consolidated financial statements.

PricewaterhouseCoopers, Société coopérative

Represented by

/s/ Magalie Cormier

Magalie Cormier

Luxembourg, 1 April 2025

We have serve as the Company's auditor since 2011.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2024	2023	2022
Net sales	1	12,523,934	14,868,860	11,762,526
Cost of sales	2	(8,135,489)	(8,668,915)	(7,087,739)
Gross profit		4,388,445	6,199,945	4,674,787
Selling, general and administrative expenses	3	(1,904,828)	(1,919,307)	(1,634,575)
Impairment charge	5	-	-	(76,725)
Other operating income	6	60,650	53,043	104,497
Other operating expenses	6	(125,418)	(17,273)	(104,709)
Operating income		2,418,849	4,316,408	2,963,275
Finance income	7	242,319	213,474	80,020
Finance cost	7	(61,212)	(106,862)	(45,940)
Other financial results	7	(52,051)	114,365	(40,120)
Income before equity in earnings of non-consolidated companies and income tax		2,547,905	4,537,385	2,957,235
Equity in earnings of non-consolidated companies	8	8,548	95,404	208,702
Income before income tax		2,556,453	4,632,789	3,165,937
Income tax	9	(479,680)	(674,956)	(617,236)
Income for the year		2,076,773	3,957,833	2,548,701

Attributable to:
Shareholders' equity		2,036,445	3,918,065	2,553,280
Non-controlling interests		40,328	39,768	(4,579)
		2,076,773	3,957,833	2,548,701
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,127,491	1,178,876	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		1.81	3.32	2.16
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		3.61	6.65	4.33

(*)	Number of outstanding shares as of December 31, 2024 and 2023 were 1,084,272,191 and 1,167,888,739, respectively.
(**)	Each ADS equals two shares

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2024	2023	2022
Income for the year	2,076,773	3,957,833	2,548,701
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(73,551)	38,937	(23,710)
Reclassification of currency translation adjustment reserve (*)	-	(878)	(71,252)
Change in value of cash flow hedges and instruments at fair value	171,658	(112,433)	(5,186)
Income tax relating to components of other comprehensive income	(22,395)	(24,591)	-
From participation in non-consolidated companies:
- Currency translation adjustment	(47,840)	110,801	7,336
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	45,690	(47,963)	1,435
	73,562	(36,127)	(91,377)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(7,022)	(6,816)	13,577
Income tax on items that will not be reclassified	1,790	2,204	(2,673)
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	(333)	(4,083)	3,588
	(5,565)	(8,695)	14,492
Other comprehensive income (loss) for the year	67,997	(44,822)	(76,885)
Total comprehensive income for the year	2,144,770	3,913,011	2,471,816

Attributable to:
Shareholders' equity	2,105,829	3,873,213	2,476,373
Non-controlling interests	38,941	39,798	(4,557)
	2,144,770	3,913,011	2,471,816

(*)	During 2022 as a result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified with impact in the income statement.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENTS OF FINANCIAL POSITION

		At December 31, 2024		At December 31, 2023
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,121,471		6,078,179
Intangible assets, net	12	1,357,749		1,377,110
Right-of-use assets, net	13	148,868		132,138
Investments in non-consolidated companies	14	1,543,657		1,608,804
Other investments	20	1,005,300		405,631
Deferred tax assets	22	831,298		789,615
Receivables, net	15	205,602	11,213,945	185,959	10,577,436
Current assets
Inventories, net	16	3,709,942		3,921,097
Receivables and prepayments, net	17	179,614		181,368
Current tax assets	18	332,621		256,401
Contract assets	1	50,757		47,451
Trade receivables, net	19	1,907,507		2,480,889
Derivative financial instruments	26	7,484		9,801
Other investments	20	2,372,999		1,969,631
Cash and cash equivalents	20	675,256	9,236,180	1,637,821	10,504,459
Total assets			20,450,125		21,081,895
EQUITY
Shareholders' equity			16,593,257		16,842,972
Non-controlling interests			220,578		187,465
Total equity			16,813,835		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	21	11,399		48,304
Lease liabilities	13	100,436		96,598
Derivative financial instruments	26	-		255
Deferred tax liabilities	22	503,941		631,605
Other liabilities	23 (i)	301,751		271,268
Provisions	24	82,106	999,633	101,453	1,149,483
Current liabilities
Borrowings	21	425,999		535,133
Lease liabilities	13	44,490		37,835
Derivative financial instruments	26	8,300		10,895
Current tax liabilities	18	366,292		488,277
Other liabilities	23 (ii)	585,775		422,645
Provisions	25 (ii)	119,344		35,959
Customer advances	1	206,196		263,664
Trade payables		880,261	2,636,657	1,107,567	2,901,975
Total liabilities			3,636,290		4,051,458
Total equity and liabilities			20,450,125		21,081,895

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statementS of changes in equity

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (5)	Retained Earnings (6)	Total	Non-controlling interests	Total
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the year	-	-	-	-	-	-	2,036,445	2,036,445	40,328	2,076,773
Currency translation adjustment	-	-	-	-	(72,792)	-	-	(72,792)	(759)	(73,551)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,604)	-	(4,604)	(628)	(5,232)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	149,263	-	149,263	-	149,263
Other comprehensive income of non-consolidated companies	-	-	-	-	(47,840)	45,357	-	(2,483)	-	(2,483)
Other comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	-	69,384	(1,387)	67,997
Total comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	2,036,445	2,105,829	38,941	2,144,770
Repurchase of own shares (2)	-	(1,441,843)	-	-	-	-	-	(1,441,843)	-	(1,441,843)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability (4)	-	-	-	-	-	(157,024)	-	(157,024)	-	(157,024)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	1,109	1,109	34	1,143
Dividends paid in cash	-	-	-	-	-	-	(757,786)	(757,786)	(5,862)	(763,648)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2024 there were 1,162,757,528 shares issued. All issued shares are fully paid.
(2)	As of December 31, 2024, the Company held 78,485,337 shares as treasury shares, and there were 1,084,272,191 outstanding shares. For more information see note 35.
(3)	On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.
(4)	For more information see note 35.
(5)	Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income, and the changes in the share buyback program liability.
(6)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non-controlling interests	Total
Balance at December 31, 2022	1,180,537	-	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the year	-	-	-	-	-	-	3,918,065	3,918,065	39,768	3,957,833
Currency translation adjustment	-	-	-	-	38,587	-	-	38,587	350	38,937
Reclassification of currency translation adjustment reserve	-	-	-	-	(878)	-	-	(878)	-	(878)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(3,096)	(1,196)	(4,292)	(320)	(4,612)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(137,024)	-	(137,024)	-	(137,024)
Other comprehensive income of non-consolidated companies	-	-	-	-	110,801	(52,046)	-	58,755	-	58,755
Other comprehensive (loss) income for the year	-	-	-	-	148,510	(192,166)	(1,196)	(44,852)	30	(44,822)
Total comprehensive income (loss) for the year	-	-	-	-	148,510	(192,166)	3,916,869	3,873,213	39,798	3,913,011
Repurchase of own shares (2)	-	(213,739)	-	-	-	-	-	(213,739)	-	(213,739)
Changes in share buyback program liability	-	-	-	-	-	(86,240)	-	(86,240)	-	(86,240)
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	-	540	540	37,906	38,446
Dividends paid in cash	-	-	-	-	-	-	(636,511)	(636,511)	(18,967)	(655,478)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437

(1)	The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2023 there were 1,180,536,830 shares issued. All issued shares were fully paid.
(2)	As of December 31, 2023, the Company held 12,648,091 shares as treasury shares, and there were 1,167,888,739 outstanding shares.
(3)

Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.

(4)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.
(5)	Mainly related to Global Pipe Company (“GPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income (loss) for the year	-	-	-	-	-	2,553,280	2,553,280	(4,579)	2,548,701
Currency translation adjustment	-	-	-	(23,632)	-	-	(23,632)	(78)	(23,710)
Reclassification of currency translation adjustment reserve (4)	-	-	-	(71,252)	-	-	(71,252)	-	(71,252)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	10,519	13	10,532	372	10,904
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(4,914)	-	(4,914)	(272)	(5,186)
Other comprehensive income of non-consolidated companies	-	-	-	7,336	5,023	-	12,359	-	12,359
Other comprehensive (loss) income for the year	-	-	-	(87,548)	10,628	13	(76,907)	22	(76,885)
Total comprehensive income (loss) for the year	-	-	-	(87,548)	10,628	2,553,293	2,476,373	(4,557)	2,471,816
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	(1,407)	(1,407)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(10,432)	(541,674)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437

(1)	The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2022 there were 1,180,536,830 shares issued. All issued shares were fully paid.
(2)	Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.
(3)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.
(4)	Related to NKKTubes’ cease of operations.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2024	2023	2022
Cash flows from operating activities
Income for the year		2,076,773	3,957,833	2,548,701
Adjustments for:
Depreciation and amortization	11, 12 & 13	632,854	548,510	607,723
Impairment charge	5	-	-	76,725
Bargain purchase gain	6, 8 & 34	(2,211)	(3,162)	-
Income tax accruals less payments	30(ii)	(222,510)	(143,391)	257,651
Equity in earnings of non-consolidated companies	8	(8,548)	(95,404)	(208,702)
Interest accruals less payments, net	30(iii)	(1,067)	(53,480)	1,480
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6, 25(ii) & 27(i)	89,371	-	-
Changes in provisions	24 & 25(ii)	(25,155)	21,284	16,433
Reclassification of currency translation adjustment reserve (*)	6	-	(878)	(71,252)
Changes in working capital (**)	30(i)	286,917	182,428	(2,131,245)
Others, including net foreign exchange differences		39,794	(18,667)	69,703
Net cash provided by operating activities		2,866,218	4,395,073	1,167,217

Cash flows from investing activities
Capital expenditures	11 & 12	(693,956)	(619,445)	(378,446)
Changes in advance to suppliers of property, plant and equipment	15	(10,391)	1,736	(18,901)
Acquisition of subsidiaries, net of cash acquired (***)	34	31,446	(265,657)	(4,082)
Other investments at fair value		-	(1,126)	-
Additions to associated companies	14 (b)	-	(22,661)	-
Loan to joint ventures	14 (c)	(5,551)	(3,754)	-
Proceeds from disposal of property, plant and equipment and intangible assets		28,963	12,881	48,458
Dividends received from non-consolidated companies	14	73,810	68,781	66,162
Changes in investments in securities		(821,478)	(1,857,272)	123,254
Net cash used in investing activities		(1,397,157)	(2,686,517)	(163,555)

Cash flows from financing activities
Dividends paid	10	(757,786)	(636,511)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(5,862)	(18,967)	(10,432)
Changes in non-controlling interests		1,143	3,772	(1,407)
Acquisition of treasury shares		(1,439,589)	(213,739)	-
Payments of lease liabilities	13	(68,574)	(51,492)	(52,396)
Proceeds from borrowings	21	1,870,666	1,723,677	1,511,503
Repayments of borrowings	21	(1,999,427)	(1,931,747)	(1,094,370)
Net cash used in financing activities		(2,399,429)	(1,125,007)	(178,344)

(Decrease) increase in cash and cash equivalents		(930,368)	583,549	825,318

(*)	For the year 2022, related to NKKTubes’ cease of operations.
(**)	Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $30.3 million for 2024, $(16.7) million for 2023 and $4.2 million for 2022.
(***)	For the year 2024, related to the Mattr’s pipe coating business unit acquisition. For more information see note 34.
For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.
For the year 2022, related to Parques Eólicos de la Buena Ventura S.A. acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
	Notes	2024	2023	2022
Movement in cash and cash equivalents
At the beginning of the year		1,616,597	1,091,433	318,067
Effect of exchange rate changes		(25,431)	(58,385)	(51,952)
(Decrease) increase in cash and cash equivalents		(930,368)	583,549	825,318
At December 31,		660,798	1,616,597	1,091,433

		At December 31,
Cash and cash equivalents		2024	2023	2022
Cash and bank deposits	20	675,256	1,637,821	1,091,527
Bank overdrafts	21	(14,458)	(21,224)	(94)
		660,798	1,616,597	1,091,433

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Equity in earnings of non-consolidated companies
G	Right-of-use assets and lease liabilities	9	Income tax
H	Impairment of non-financial assets	10	Dividends distribution
I	Other investments	11	Property, plant and equipment, net
J	Inventories	12	Intangible assets, net
K	Trade and other receivables	13	Right-of-use assets, net and lease liabilities
L	Cash and cash equivalents	14	Investments in non-consolidated companies
M	Equity	15	Receivables non-current
N	Borrowings	16	Inventories, net
O	Current and deferred income tax	17	Receivables and prepayments, net
P	Employee benefits	18	Current tax assets and liabilities
Q	Provisions	19	Trade receivables, net
R	Trade and other payables	20	Cash and cash equivalents and other investments
S	Revenue recognition	21	Borrowings
T	Cost of sales and other selling expenses	22	Deferred tax assets and liabilities
U	Earnings per share	23	Other liabilities
V	Financial instruments	24	Non-current allowances and provisions
		25	Current allowances and provisions
III	FINANCIAL RISK MANAGEMENT	26	Derivative financial instruments
		27	Contingencies, commitments and restrictions on the distribution of profits
A	Financial risk factors	28	Cancellation of title deed in Saudi Steel Pipe Company
B	Category of financial instruments and classification within the fair value hierarchy	29	Foreign exchange control measures in Argentina
C	Fair value estimation	30	Cash flow disclosures
D	Accounting for derivative financial instruments and hedging activities	31	Related party transactions
		32	Principal accountant fees
		33	Principal subsidiaries
		34	Business combinations
		35	Share buyback programs
		36	Climate change
		37	Events after the reporting period

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 19, 2025. The Board of Directors has the power to amend and reissue these Consolidated Financial Statements.

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

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving material estimates or judgements are: impairment testing of long-lived assets (notes II.H), impairment in investments in associates (note II.B); income taxes -including recoverability of deferred tax assets- (note II.O); obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H), fair value estimation of certain financial instruments (note III.B) and property title ownership restriction (note IV.28). During the year there were no significant changes in the material accounting estimates and judgements.

(1)     Accounting pronouncements applicable as from January 1, 2024

Accounting pronouncements that became effective during 2024 have no material effect on the Company’s financial condition or results of operations.

The following amendments became effective as at 1 January 2024:

  Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1.
  Lease Liability in a Sale and Leaseback - Amendments to IFRS 16.
  Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7.

(2)     New accounting pronouncements not applicable as of December 31, 2024

Amendments to IAS 21 – Lack of Exchangeability

In August, 2023, the IASB published “Lack of Exchangeability (Amendments to IAS 21)” with new guidance to determine when a currency is exchangeable or not, and how to determine the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of additional information when a currency is not exchangeable.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The amendments are effective for annual periods beginning on or after January 1, 2025 with early adoption permitted and without retrospective application.

The Company does not expect these amendments to have a material impact on its operations or financial statements.

IFRS 18 - Presentation and Disclosures in Financial Statements

In April 2024, the IASB published IFRS 18, that will replace IAS 1 “Presentation of financial statements”. IFRS 18 introduces new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be extensive, in particular those related to the income statement, statement of financial position, statement of cash flows and the inclusion of management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Consolidated Financial Statements.

The group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 and December 31, 2025 will be restated in accordance with IFRS 18. The European Union has still not endorsed this standard.

Other newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

B      Group accounting

(1)     Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In some cases, the Company considers that it has the ability to affect returns through its power over an entity even if it holds less than 50% of the shares or voting rights of the subsidiary because it is able to prevail at all of the subsidiary’s general meetings, which in turn allows Tenaris to nominate and appoint a majority of the subsidiary’s board of directors. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are no longer consolidated from the date control ceases.

The acquisition method is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement as bargain purchase.

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value through profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value and the change in carrying amount, net of consideration received (if any), recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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

(2)      Non-consolidated companies

Investments in non-consolidated companies (associates and joint ventures), which generally involve a shareholding of between 20% and 50% of the voting rights, are accounted for by the equity method and are initially recognized at cost (as defined by IAS 28, “Investments in Associates and Joint Ventures”). The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Associated companies are those entities in which Tenaris exerts significant influence in accordance with IFRS, but does not have control.

Joint arrangements are combinations in which there are contractual agreements by virtue of which two or more partner companies hold an interest in one or more companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners (as defined by IFRS 11 “Joint Arrangements”). A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Under the equity method of accounting, investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

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

The main investments in non-consolidated companies are:

a)       Ternium

At December 31, 2024, Tenaris held 11.46% in the share capital of Ternium S.A. (“Ternium”) representing 11.70% of its outstanding shares. The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

  four out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
  both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”) and under the shareholders’ agreement by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder, dated January 9, 2006 Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.
F-16

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

b)       Usiminas

At December 31, 2024, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 47.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas (“Usiminas”), representing 6.76% of its shares with voting rights and 3.96% of its total share capital.

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

The Usiminas control group comprises the T/T Group, formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising Nippon Steel Corporation, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2024, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

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

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas’ control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at $2.0584 per share. Confab will have the right (but not the obligation) to participate in each such transaction pro rata to its current participation in the T/T Group.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

 The Tubes segment includes the production and sale of steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (“OCTG”) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the worldwide oil and gas industry, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries.

The Other segment includes all business activities related to the production and selling of sucker rods, coiled tubing, tubes used for plumbing and construction applications, oilfield / hydraulic fracturing services and others as energy and raw materials that exceed internal requirements.

During 2024 and following the acquisition of Mattr’s pipe coating business unit on November 30, 2023, the management performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to integrate the coating activities to its Tubes segment.

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

Tenaris presents its geographical information in four areas: North America, South America, Europe and Asia Pacific, Middle East and Africa. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; the allocation of assets is based on their geographical location.

D     Foreign currency translation

(1)   Functional and presentation currency

IAS 21, “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

Except for the Italian subsidiaries whose functional currency is the Euro and two subsidiaries whose functional currencies are the Canadian Dollar and the Norwegian Krone, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

  sales are mainly negotiated, denominated and/or settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate against the U.S. dollar;
  prices of their critical raw materials and inputs are priced and/or settled in U.S. dollars;
  transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
  there is a significant level of integration of the local operations within Tenaris’s international global distribution network; and
  net financial assets and liabilities are mainly received and maintained in U.S. dollars.
F-18

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

(3)     Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the period-end exchange rates. Translation differences are recognized in a separate component of equity as Currency Translation Adjustment. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in the Consolidated Income Statement as a gain or loss from the sale or disposal following IAS 21.

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

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of any replaced parts is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $25.2 million in 2024, did not materially affect depreciation expenses in 2023 and resulted in additional depreciation expenses of approximately $39.1 million in 2022.

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

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2024, 2023 and 2022.

(3)     Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology are initially recognized at cost, or at fair value at the acquisition date in case of a business combination. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 20 years. Amortization charges are mainly classified as Cost of sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2024, 2023 and 2022, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2024, 2023 and 2022.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(4)     Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2024, 2023 and 2022 totaled $74.2 million, $60.0 million and $50.7 million, respectively.

Capitalized costs were not material for the years 2024, 2023 and 2022.

(5)     Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, Saudi Steel Pipe Co. (“SSPC”), Ipsco Tubulars Inc. (“IPSCO”) and the more recent acquisition of Mattr’s pipe coating business unit.

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

Management’s re-estimation of customer relationships useful lives, performed in accordance with IAS 38, did not affect amortization expenses for the years 2024 and 2023.

In 2022, the Company reviewed the useful life of SSPC’s customer relationships and decided to reduce it from 5 years to 3 years, consequently a higher amortization charge of approximately $4.1 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2022.

As of December 31, 2024 the net book value of SSPC’s customer relationship amounted to $11.3 million, with a residual useful life of 9 months, while the other customer relationships were fully amortized.

G     Right-of-use assets and lease liabilities

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

H     Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows, or CGU. Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiaries represents the lowest level of asset aggregation that generates largely independent cash inflows.

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

For purposes of assessing key assumptions, the Company uses external sources of information and management judgment based on past experience and expectations. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive, economic and regulatory factors, such as the cost of raw materials, oil and gas prices, and the evolution of the rig count. Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

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

A credit account is typically considered in default when the customer has failed to make the required minimum payments for an extended period of time. Management considerations, including customer-specific analyses, are carried out to determine if an allowance has to be allocated to the credit. Following impairment, collection is monitored and reversed in case of receipt of the payment.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

L     Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash which are subject to an insignificant risk of changes in value. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

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
  the currency translation adjustment, treasury shares, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)      Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued as of December 31, 2024 were 1,162,757,528 with a par value of $1.00 per share with one vote each. Total ordinary shares issued as of December 31, 2023 and 2022 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Total ordinary shares outstanding as of December 31, 2024, were 1,084,272,191, as of December 31, 2023 were 1,167,888,739 and as of December 31, 2022 were 1,180,536,830 with a par value of $1.00 per share with one vote each. Outstanding shares do not include treasury shares. All issued shares are fully paid.

(3)     Treasury Shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal or cancellation. Any potential gains or losses on disposal of treasury shares are recognized in the Consolidated Statement of Changes in Equity. Treasury shares as of December 31, 2024, were 78,485,337 and as of December 31, 2023 were 12,648,091.

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

O      Current and deferred income tax

The income tax expense or credit for the period is the tax payable or recoverable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Both current and deferred tax are recognized in the Consolidated Income Statement, in Income tax, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In these cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from net operating loss carry-forwards, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for post-employment benefits and other long-term employee benefits and fair value adjustments of assets acquired in business combinations. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax assets and liabilities are not recognized for temporary differences arising from the carrying amount and tax basis of investments in subsidiaries, branches and associates, and interests in joint ventures, if the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

On December 20, 2023, Pillar Two legislation was adopted in Luxembourg, and came into effect as from January 1, 2024. The group is within the scope of these rules. Therefore, is required to calculate its GloBe effective tax rate for each jurisdiction in which it is present and is liable to pay a top-up tax for the difference between its Globe effective tax rate per jurisdiction and the 15% minimum rate. The group applies the IAS 12 exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

  An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2024 the outstanding liability for this plan amounts to $59.4 million.
  Employees’ service rescission indemnity. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2024 the outstanding liability for this plan amounts to $10.1 million.
  Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded post-retirement health and life plan is in place that offers limited medical and life insurance benefits to the retirees, frozen to new participants. As of December 31, 2024 the outstanding liability for these plans amounts to $3.0 million.
  Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of annuities purchased from an insurance company for the benefit of current and future retirees, as well as investments in debt instruments. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. In 2022, the plant at which all members of the hourly plan were employed was decommissioned and all members ceased to accrue benefits under the plan. As of December 31, 2024 the plans were overfunded and the net assets related to these plans amounted to $9.0 million.

By their design, the defined benefit plans expose the Company to the typical risks faced by defined benefit plans such as investment performance, changes to discount rates used to value the obligations, rate of compensation increase (including inflation rates) and longevity of plan members . Pension and benefit risks are managed by regular monitoring of the plans, applicable regulations and other factors that may impact the Company’s expenses and cash flows.

The unfunded defined benefit plans are met as they fall due and are managed directly by the Company, which is entirely responsible for the plans. The funded defined benefit pension plans are governed and administered in accordance with applicable pension legislation in each jurisdiction. Each plan has an overseeing committee. The defined benefit plans are monitored on an ongoing basis to assess the funding and investment policies, financial status, and funding requirements. Significant changes to a plan or policy would be subject to approval by the board of directors of each subsidiary of the Company.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

As of December 31, 2024 and 2023, the outstanding liability corresponding to the Program amounts to $148.0 million and $119.6 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2024 and 2023, is $175.0 million and $144.0 million, respectively.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company also provides other services, such as hydraulic fracturing, coiled tubing and coating services. Regarding these services, the inputs and outputs methods to recognize the revenue are the following:

Coating services: the Company provides coating services on third-party tubes which are performed under specific contracts and recognized by reference to the stage of completion. Stage of completion is determined based on surveys of work performed as measured by units of production to date multiplied by contractually agreed-upon rates.

Hydraulic fracturing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

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

V      Financial instruments

Non-derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, contract assets, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

A. Financial risk factors

(i) Capital risk management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.03 as of December 31, 2024 and 2023. The Company does not have to comply with regulatory capital adequacy requirements.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2024 and 2023.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2024	2023
Euro / U.S. dollar	(183,985)	(203,608)
Saudi Arabian Riyal / U.S. dollar	(173,233)	(181,931)
Argentine Peso / U.S. dollar	(40,565)	(134,716)
Brazilian Real / U.S. dollar	(41,591)	(25,680)

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main relevant exposures correspond to:

  Euro / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.8 million and $2.0 million as of December 31, 2024 and 2023, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

  Saudi Arabian Riyal / U. S. dollar

As of December 31, 2024 and 2023 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

  Argentine Peso / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $1.3 million as of December 31, 2024 and 2023 respectively.

  Brazilian Real / U.S. dollar

As of December 31, 2024 and 2023 consisting primarily of Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the BRL/USD exchange rate would have generated a pre/-tax gain / loss of $0.4 million and $0.3 million as of December 31, 2024 and 2023 respectively.

Considering the balances held as of December 31, 2024 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.8 million (including a loss / gain of $1.5 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.4 million. For balances held as of December 31, 2023, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $6.7 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.1 million.

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

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2024		2023
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	172,018	39%	294,946	51%
Variable rate	265,380	61%	288,491	49%
Total	437,398		583,437

(*) Out of the $172.0 million fixed rate borrowings, $162.1 million are short-term.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $5.5 million in 2024 and $6.4 million in 2023.

Tenaris based its interest rate sensitivity analysis on a 100 basis points variance for information purposes only, enabling the analysis to any particular variance.

(iv) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures from customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no concentration of credit risk and no single customer comprised more than 10% of Tenaris’s net sales in 2024, 2023 and 2022.

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented approximately 17% of the Company’s overall credit exposure as of December 31, 2024, and approximately 20% of the Company’s overall credit exposure as of December 31, 2023. In December 2024, Pemex issued senior guaranteed floating rate notes due in 2025 that a financial institution purchased on the issue date, with Pemex agreeing to use a portion of the proceeds from the sale of such notes to pay off outstanding debt with one of the Company’s Mexican subsidiaries for approximately $200 million. The fee related to this transaction, amounting to approximately to $16 million, was borne by the Company and included in Other financial results.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2024, trade receivables amounted to $1,907.5 million. Trade receivables had guarantees under credit insurance of $208.5 million, letter of credit and other bank guarantees of $79.8 million. Overdue trade receivables amounted to $395.5 million, overdue guaranteed trade receivables amounted to $33.6 million; and the allowance for doubtful accounts amounted to $48.1 million.

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

Approximately 91.4% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2024, in comparison with approximately 90.8% as of December 31, 2023.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(vi) Liquidity risk

Tenaris’s financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2024, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 20% and 19% of total assets at the end of 2024 and 2023, respectively.

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

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2024 and 2023, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 93% and 94% of total liquid financial assets, respectively.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following tables present the financial instruments by category and levels as of December 31, 2024 and 2023.

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2024		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	675,256	320,212	-	355,044	355,044	-	-
Other investments	2,372,999	722,328	1,273,673	376,998	1,650,671	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	722,328	-	-	-	-	-
Certificates of deposits	582,142	582,142	-	-	-	-	-
Commercial papers	130,034	130,034	-	-	-	-	-
Other notes	10,152	10,152	-	-	-	-	-
Bonds and other fixed income	1,273,673	-	1,273,673	-	1,273,673	-	-
U.S. government securities	645,841	-	645,841	-	645,841	-	-
Non-U.S. government securities	31,383	-	31,383	-	31,383	-	-
Corporates securities	586,229	-	586,229		586,229	-	-
Other notes	10,220		10,220		10,220
Mutual Fund	376,998	-	-	376,998	376,998	-	-
Derivative financial instruments	7,484	-	-	7,484	-	7,484	-
Other Investments Non-current	1,005,300	140,292	857,959	7,049	857,959	-	7,049
Bonds and other fixed income	857,959	-	857,959	-	857,959	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	140,292	-	-	-	-	-
Other investments	7,049	-	-	7,049	-	-	7,049
Trade receivables	1,907,507	1,907,507	-	-	-	-	-
Receivables C and NC	435,973	191,058	-	-	-	-	-
Other receivables	191,058	191,058	-	-	-	-	-
Other receivables (non-financial)	244,915	-	-	-	-	-	-
Total		3,281,397	2,131,632	746,575	2,863,674	7,484	7,049
Liabilities
Borrowings C and NC	437,398	437,398	-	-	-	-	-
Trade payables	880,261	880,261	-	-	-	-	-
Other liabilities C and NC	887,526	31,985	-	243,264	-	-	243,264
Other liabilities (*)	275,249	31,985	-	243,264	-	-	243,264
Other liabilities (non-financial)	612,277	-	-	-	-	-	-
Lease Liabilities C and NC	144,926	144,926	-	-	-	-	-
Derivative financial instruments	8,300	-	-	8,300	-	8,300	-
Total		1,494,570	-	251,564	-	8,300	243,264

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables (including contract assets), other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2023		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	-	223,424	223,424	-	-
Other investments	1,969,631	896,166	834,281	239,184	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-	-
Other notes	82,596	82,596	-	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	-	834,281	-	-
U.S. government securities	126,399	-	126,399	-	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	-	10,943	-	-
Corporates securities	696,939	-	696,939	-	696,939	-	-
Mutual Fund	239,184	-	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	398,220	7,411	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	-	398,220	-	-
Other investments	7,411	-	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-	-
Total		4,884,596	1,232,501	479,820	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-	-
Other liabilties C and NC	693,913	-	-	86,240	-	-	86,240
Other liabilities (*)	86,240	-	-	86,240	-	-	86,240
Other liabilities (non-financial)	607,673	-	-	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-	-
Derivative financial instruments	11,150	-	-	11,150	-	11,150	-
Total		1,825,437	-	97,390	-	11,150	86,240

(*) Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables (including contract assets), other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2024 and 2023, main balances in this level included a liability related to the shares to be settled under the share buyback program. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buy-back program itself. A reasonable change in the inputs used would not affect the fair value of the liability materially. For more information see note 35.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2024	2023
At the beginning of the year	7,411	54,987
Decrease (*)	(185)	(47,467)
Currency translation adjustment and others	(177)	(109)
At the end of the year	7,049	7,411

(*) For the year 2023, related to the sale of Venezuela awards. For more information see note 6.

The following table presents the changes in Level 3 liabilities:

	Year ended December 31,
	2024	2023
At the beginning of the year	86,240	-
Settlement of share buy back program liability	(86,240)	-
Increase in share buyback program liability	243,264	86,240
At the end of the year	243,264	86,240

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 98.3% and 99.8% of its carrying amount (including interests accrued) in 2024 and 2023 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments recognized at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Tenaris uses derivative financial instruments principally to manage its exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. Tenaris uses market prices or specific tools for calculation of each instrument’s fair value, these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

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

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2024 and 2023, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $0.6 million debit and $8.1 million credit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 26 to these Consolidated Financial Statements.
F-38

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1     Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2024	Tubes	Other	Total
Management view - operating income	2,391	143	2,534
Difference in cost of sales			(115)
Differences in selling, general and administrative expenses			(3)
Differences in other operating income (expenses), net			3
IFRS - operating income			2,419
Financial income (expense), net			129
Income before equity in earnings of non-consolidated companies and income tax			2,548
Equity in earnings of non-consolidated companies			9
Income before income tax			2,557
Net Sales	11,907	617	12,524
Depreciation and amortization	580	53	633

Year ended December 31, 2023	Tubes	Other	Total
Management view - operating income	4,337	129	4,466
Difference in cost of sales			(134)
Differences in selling, general and administrative expenses			(7)
Differences in other operating income (expenses), net			(9)
IFRS - operating income			4,316
Financial income (expense), net			221
Income before equity in earnings of non-consolidated companies and income tax			4,537
Equity in earnings of non-consolidated companies			95
Income before income tax			4,633
Net Sales	14,185	684	14,869
Depreciation and amortization	518	31	549

Year ended December 31, 2022	Tubes	Other	Total
Management view - operating income	2,772	75	2,847
Difference in cost of sales			44
Differences in depreciation and amortization			2
Differences in selling, general and administrative expenses			(4)
Differences in other operating income (expenses), net			74
IFRS - operating income			2,963
Financial income (expense), net			(6)
Income before equity in earnings of non-consolidated companies and income tax			2,957
Equity in earnings of non-consolidated companies			209
Income before income tax			3,166
Net Sales	11,133	630	11,763
Depreciation and amortization	588	20	608

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no material differences between IFRS and management view in total revenues.

The differences between operating income under IFRS and the management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other minor timing differences.

The main difference in Other operating income (expenses), net, for the year ended December 31, 2022, is attributable to the effect of the reclassification of the currency translation adjustment reserve related to NKK Tubes’ definitive cease of operations, not impacting the management view.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

Following the integration of coating activities into its Tubes segment, the Company represented year-to-date segment information amounts accordingly.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Unallocated (**)	Total
Year ended December 31, 2024
Net sales	5,558,769	2,621,581	1,262,458	3,081,126	-	12,523,934
Property, plant and equipment, net	3,578,293	1,257,345	832,443	453,390	-	6,121,471
Intangible Assets, net	1,117,314	177,934	14,899	47,602	-	1,357,749
Right of Use Assets, net	65,105	8,255	28,242	47,266	-	148,868
Investments in non-consolidated companies	-	-	-	-	1,543,657	1,543,657

Year ended December 31, 2023
Net sales	7,765,130	3,382,495	1,175,581	2,545,654	-	14,868,860
Property, plant and equipment, net	3,676,352	1,143,752	794,242	463,833	-	6,078,179
Intangible Assets, net	1,126,774	166,450	22,580	61,306	-	1,377,110
Right of Use Assets, net	50,128	9,241	24,832	47,937	-	132,138
Investments in non-consolidated companies	-	-	-	-	1,608,804	1,608,804

Year ended December 31, 2022
Net sales	6,902,787	2,550,402	1,000,833	1,308,504	-	11,762,526
Property, plant and equipment, net	3,548,844	1,031,423	706,539	269,457	-	5,556,263
Intangible Assets, net	1,102,265	147,102	7,598	75,543	-	1,332,508
Right of Use Assets, net	37,022	12,141	15,208	47,370	-	111,741
Investments in non-consolidated companies	-	-	-	-	1,540,646	1,540,646

(*) Starting on January 1, 2023, Asia Pacific and Middle East and Africa areas were merged in a single geographical area.

(**) For the years 2024, 2023 and 2022 includes Investments in non-consolidated companies. See note 14 to these Consolidated Financial Statements.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA (32%), Argentina (12%), Saudi Arabia, Canada, Mexico and Brazil (each less than 10%).

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2024, 2023 and 2022 non-current assets comprising property, plant and equipment, intangible assets and right of use assets attributable to the Company’s country of incorporation (Luxembourg) amounted to $15.6 million, $10.7 million and $2.9 million, respectively.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 30%, 26% and 22% in 2024, 2023 and 2022 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2024	2023	2022
Oil & gas	10,689	12,488	9,543
Oil & gas processing plants	548	818	738
Industrial, power and others	670	879	852
Total	11,907	14,185	11,133

The table above includes revenues from services performed on third party tubes of $483.5 million, $164.8 million and $108.3 million for the years 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, the Company recognized contract liabilities related to customer advances in the amount of $206.2 million and $263.7 million, respectively. Contract liabilities represent obligations to perform services or deliver products in the future for cash considerations that have been received from customers. Each of these amounts are recognized as revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

As of December 31, 2024 and 2023, the Company recognized contract assets related to unbilled revenues in the amount of $50.8 million (including $14.2 million with related parties) and $47.5 million, respectively. Contract assets arise from revenue earned for goods or services that is not yet billable to the customers.

2     Cost of sales

	Year ended December 31,
	2024	2023	2022
Inventories at the beginning of the year	3,921,097	3,986,929	2,672,593
Change in inventory due to business combinations (*)	52,792	107,588	-
Plus: Charges of the year
Raw materials, energy, consumables and other	4,638,681	5,277,507	5,772,031
Services and fees	408,478	437,804	293,490
Labor cost	1,454,924	1,403,546	1,160,085
Depreciation of property, plant and equipment	483,535	424,373	465,849
Amortization of intangible assets	12,193	11,582	11,754
Depreciation of right-of-use assets	34,332	30,352	33,244
Maintenance expenses	443,498	408,410	267,294
Allowance for obsolescence	41,240	13,581	24,901
Taxes	124,500	272,120	194,736
Other	230,161	216,220	178,691
	7,924,334	8,603,083	8,402,075
Less: Inventories at the end of the year	(3,709,942)	(3,921,097)	(3,986,929)
	8,135,489	8,668,915	7,087,739

(*)	For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.
For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

3     Selling, general and administrative expenses

	Year ended December 31,
	2024	2023	2022
Services and fees	183,659	163,723	148,331
Labor cost	705,849	652,820	518,500
Depreciation of property, plant and equipment	25,668	21,517	21,883
Amortization of intangible assets	41,557	40,761	59,018
Depreciation of right-of-use assets	35,569	19,925	15,975
Freights and other selling expenses	624,113	696,705	641,812
Provisions for contingencies	30,356	38,899	20,606
Allowances for doubtful accounts	(1,095)	3,590	(223)
Taxes	152,388	170,484	121,410
Other	106,764	110,883	87,263
	1,904,828	1,919,307	1,634,575

4     Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2024	2023	2022
Wages, salaries and social security costs	2,033,067	1,943,825	1,594,200
Severance indemnities	35,608	26,470	29,070
Post-employment benefits - defined contribution plans	16,014	15,055	13,256
Post-employment benefits - defined benefit plans	24,259	19,452	16,320
Employee retention and long-term incentive program	51,825	51,564	25,739
	2,160,773	2,056,366	1,678,585

The following table shows the geographical distribution of the employees:

	2024	2023	2022
Mexico	6,042	7,500	5,919
Argentina	5,811	6,267	6,444
USA	3,583	3,882	3,509
Italy	2,140	2,187	2,136
Romania	1,885	1,884	1,847
Brazil	1,406	1,492	1,460
Canada	1,197	1,195	944
Indonesia	911	1,573	495
Colombia	893	1,112	1,183
Saudi Arabia	759	849	427
Other	1,247	1,193	928
	25,874	29,134	25,292

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

5     Impairment charge

Tenaris conducts regular assessments of the carrying values of its assets. The recoverable value is based on the value in use. The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive, economic and regulatory factors applied to determine cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

In December 2024, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs with goodwill in their carrying amounts and no impairment charges were recorded. The main discount rates used were in a range between 13.4% and 18.2% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

In December 2023, considering that the recoverable amount of the CGUs obtained in prior years' tests and that the assets and liabilities making up those units had not changed significantly, nor the key assumptions mentioned above, the Company concluded that impairment tests for previous years were still valid. In addition, the Company had considered the impact of updating the main discount rates, applying rates in a range between 12.5% and 21.4% for the CGUs under analysis. In 2023, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered. Based on the facts mentioned above, the Company did not recognize any impairment charges for the year 2023.

In December 2022, in the presence of impairment indicators, the Company conducted impairment tests and reviewed the values of certain idle assets in its subsidiaries. The aforementioned analysis resulted in impairment charges of $76.7 million, allocated in $63.1. million to the Tubes segment and $13.6 million to the Other segment. The main discount rates used were in a range between 13.4% and 20.2%. In 2022, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered.

6     Other operating income and expenses

	Year ended December 31,
	2024	2023	2022
Other operating income
Results from sundry assets	10,529	10,960	28,161
Net rents	4,417	4,702	5,084
Reclassification of currency translation adjustment reserve	-	878	71,252
Bargain purchase gain	2,212	3,162	-
Result on sale of Venezuela awards	-	33,341	-
Other income	43,492	-	-
	60,650	53,043	104,497
Other operating expenses
Contributions to welfare projects and non-profit organizations	(17,657)	(15,538)	(13,668)
Allowance for doubtful receivables	(546)	(107)	(346)
Securities Exchange Commission investigation settlement	-	-	(78,100)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(107,215)	-	-
Other expense	-	(1,628)	(12,595)
	(125,418)	(17,273)	(104,709)

Other operating income and expenses, net	(64,768)	35,770	(212)

Other operating income

Bargain purchase gain: For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to Isoplus anticorrosion coating division acquisition.

Result on sale of Venezuela awards: For the year 2023, related to the transfer of the awards obtained in connection with the nationalizations of the Company’s interests in its majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A., Matesi Materiales Siderúrgicos S.A. and Complejo Siderúrgico de Guayana, C.A.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Reclassification of currency translation adjustment reserve: During 2022, as result of NKKTubes’ definitive cease of operations, the currency translation adjustment reserve belonging to the shareholders was reclassified to the income statement.

Other income: For the year 2024, includes mainly $17.6 million related to the recovery of various legal proceedings in Brazil and $7 million related to an insurance recovery.

Other operating expenses

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the year 2024, related to the provision described in note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”, and does not include the net foreign exchange result.

Securities Exchange Commission investigation settlement: For more information see note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - Petrobras-related proceedings and claims”.

7     Financial results

	Year ended December 31,
	2024	2023	2022
Interest income	229,835	201,852	86,112
Net result on changes in FV of financial assets at FVPL	12,484	11,622	(6,092)
Finance income	242,319	213,474	80,020
Finance cost	(61,212)	(106,862)	(45,940)
Net foreign exchange transactions results	61,395	218,383	15,654
Net foreign exchange derivatives contracts results	(12,727)	(8,974)	(25,666)
Other	(100,719)	(95,044)	(30,108)
Other financial results, net	(52,051)	114,365	(40,120)
Net financial results	129,056	220,977	(6,040)

Finance Income: In 2024, 2023 and 2022 includes $40.7 million, $61.2 million and $33.0 million of interest related to instruments carried at FVPL, respectively.

In 2024, 2023 and 2022 includes $88.2 million, $30.9 million and $5.1 million of interest related to instruments carried at FVOCI, respectively.

In 2022 also includes a realized loss of $10.5 million related to the change in FV of certain financial instruments obtained in an operation of settlement of trade receivables.

Net foreign exchange transactions results: In 2024 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real depreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary.

In 2023 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real appreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary.

In 2022 mainly includes result from the Argentine peso and Japanese yen depreciation against the U.S. dollar on Argentine peso and Japanese yen denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by changes in currency translation adjustment reserve from an Italian subsidiary.

Net foreign exchange derivatives contracts results: In 2024 includes mainly losses on derivatives covering net receivables, fiscal and other liabilities in Brazilian real.

In 2023 includes mainly losses on derivatives covering net receivables in Brazilian real.

In 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and net liabilities in Euro and Japanese yen.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Other: In 2024 includes approximately $84 million related to result of U.S. dollar denominated Argentine bonds used to cancel commercial debt. For more information see note 29.

In 2024 also includes a $16 million loss related to a fee payable in connection with a collection involving the Company’s Mexican subsidiary. See note III.A.(iv).

In 2023 and 2022 includes a net loss of $94.7 million and $29.8 million, respectively, related to the transfer of Argentine sovereign bonds paid as dividend in kind from Argentinian subsidiaries to its foreign shareholders.

8     Equity in earnings of non-consolidated companies

	Year ended December 31,
	2024	2023	2022
Earnings from non-consolidated companies	8,548	104,897	242,743
Remeasurement of previously held interest	-	4,506	-
Bargain purchase gain	-	11,487	-
Impairment loss on non-consolidated companies	-	-	(34,041)
Net loss related to participation increase in Usiminas	-	(25,486)	-
	8,548	95,404	208,702

Earnings from non-consolidated companies: For the year ended December 31, 2024, includes a loss of approximately $43.3 million related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For year ended December 31, 2023, include $4.5 million and $11.5 million related to GPC acquisition.

Impairment loss on non-consolidated companies: For the year ended December 31, 2022, $19.1 million related to the investment in Usiminas and $14.9 million related to the joint venture with PAO Severstal (“Severstal”).

Net loss related to participation increase in Usiminas: For more information see note 14 “Investments in non-consolidated companies - Usiminas”.

9     Income tax

	Year ended December 31,
	2024	2023	2022
Current tax	(651,769)	(868,695)	(589,706)
Deferred tax	172,089	193,739	(27,530)
Tax charge	(479,680)	(674,956)	(617,236)

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. The group applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided for in the amendments to IAS 12 issued in May 2023.

For the year 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $81.4 million.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The tax charge differs from the theoretical amount that would arise by applying the nominal tax rate valid in each jurisdiction to the group's pre-tax income in that jurisdiction as follows:

	Year ended December 31,
	2024	2023	2022
Income before income tax	2,556,453	4,632,789	3,165,937

Tax calculated at the tax rate in each country	(599,944)	(1,127,428)	(705,727)
Effect of currency translation on tax base	(340,094)	(346,573)	(187,186)
Changes in the tax rates	(24,019)	1,535	(3,422)
Utilization of previously unrecognized tax losses	588	787	29,560
Tax revaluation, withholding tax and others	483,789	796,723	249,539
Tax charges	(479,680)	(674,956)	(617,236)

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

Changes in the tax rates: For the year 2024, the effect relates to the impact of the reduction in Luxembourg's corporate income tax rate that made the blended tax rate for a company registered in Luxembourg Ville decrease from 24.94% to 23.87%. The new blended tax rate is applicable for fiscal years beginning on or after January 1, 2025, but its effect over temporary differences is recognized in 2024.

Tax revaluation, withholding tax and others: Includes a positive effect from inflationary tax adjustments in Argentina and Mexico of $368.2 million, $349.0 million and $250.4 million for the years 2024, 2023 and 2022, respectively. It also includes a charge of $20.0 million, $164.3 million and $21.0 million for the years 2024, 2023 and 2022, respectively related to withholding taxes for intra-group international operations. The years 2024 and 2023 include a positive effect of $186.0 million and $550.3 million, respectively, arising from the recognition of previous year’s tax losses carryforward deferred tax assets in the Luxembourg subsidiary. For the year 2024, the consumption of such deferred tax assets for $86.9 million is included in the line “Tax calculated at the tax rate of each country”. For more information see note 22. The year 2024 includes a charge of $81.4 million related to Pillar Two.

10     Dividends distribution

On November 6, 2024, the Company’s Board of Directors approved an interim dividend of $0.27 per outstanding share ($0.54 per ADS), or approximately $299 million, paid on November 20, 2024, with record date on November 19, 2024 and ex-dividend date of November 18, 2024 in Europe and November 19, 2024 in the United States and Mexico.

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid in November 22, 2023 in the amount of $0.20 per outstanding share ($0.40 per ADS). The balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $459 million. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $694 million.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

11     Property, plant and equipment, net

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	889,957	13,538,273	416,913	396,103	71,834	15,313,080
Currency translation adjustment	(5,336)	(94,711)	(2,952)	(4,391)	(350)	(107,740)
Changes due to business combinations (*)	12,949	(24,063)	-	653	-	(10,461)
Additions	2,176	1,028	433	616,218	15,658	635,513
Transfers / Reclassifications	47,989	548,790	31,275	(633,440)	-	(5,386)
Disposals / Consumptions	(12,031)	(65,775)	(21,627)	(2,153)	(5,704)	(107,290)
Values at the end of the year	935,704	13,903,542	424,042	372,990	81,438	15,717,716

Depreciation and impairment
Accumulated at the beginning of the year	164,894	8,696,044	351,309	-	22,654	9,234,901
Currency translation adjustment	(699)	(67,918)	(2,686)	-	(189)	(71,492)
Depreciation charge	16,266	457,264	20,707	-	14,966	509,203
Transfers / Reclassifications	(333)	(2,101)	1,594	-	-	(840)
Disposals / Consumptions	(1,834)	(53,249)	(20,444)	-	-	(75,527)
Accumulated at the end of the year	178,294	9,030,040	350,480	-	37,431	9,596,245
At December 31, 2024	757,410	4,873,502	73,562	372,990	44,007	6,121,471

Year ended December 31, 2023	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
Cost
Values at the beginning of the year	815,763	12,857,494	402,485	252,379	55,526	14,383,647
Currency translation adjustment	1,863	53,282	1,675	1,462	199	58,481
Increase due to business combinations (**)	64,413	256,899	831	71,838	-	393,981
Additions	330	3,661	820	546,515	19,671	570,997
Transfers / Reclassifications	12,031	435,550	22,530	(471,381)	-	(1,270)
Disposals / Consumptions	(4,443)	(68,613)	(11,428)	(4,710)	(3,562)	(92,756)
Values at the end of the year	889,957	13,538,273	416,913	396,103	71,834	15,313,080

Depreciation and impairment
Accumulated at the beginning of the year	152,272	8,313,971	340,526	-	20,615	8,827,384
Currency translation adjustment	390	38,074	1,584	-	105	40,153
Depreciation charge	12,256	411,861	19,839	-	1,934	445,890
Transfers / Reclassifications	(16)	(391)	27	-	-	(380)
Disposals / Consumptions	(8)	(67,471)	(10,667)	-	-	(78,146)
Accumulated at the end of the year	164,894	8,696,044	351,309	-	22,654	9,234,901
At December 31, 2023	725,063	4,842,229	65,604	396,103	49,180	6,078,179

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Property, plant and equipment include capitalized interests for net amounts at December 31, 2024 and 2023 of $27.2 million and $28.8 million, respectively. There were no new interests capitalized during 2024 and 2023.

Government grants recognized as a reduction of property, plant and equipment were not material for the years 2024 and 2023.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $32.1 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brough by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 27 (i) “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

See note 28 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary SSPC, in which Tenaris holds a 47.79% interest.

For the year 2024 and 2023, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $147.9 million and $89.6 million, respectively, held in Saudi Arabia by the Company´s subsidiary GPC, in which SSPC holds a 57.3% interest.

12    Intangible assets, net

Year ended December 31, 2024	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	648,887	560,549	2,488,381	1,790,680	5,488,497
Currency translation adjustment	(4,049)	(10)	(67)	(13)	(4,139)
Changes due to business combinations (**)	-	-	(13,621)	(14,590)	(28,211)
Additions	43,445	14,998	-	-	58,443
Transfers / Reclassifications	4,584	70	-	-	4,654
Disposals	(31,262)	-	-	(40)	(31,302)
Values at the end of the year	661,605	575,607	2,474,693	1,776,037	5,487,942

Amortization and impairment
Accumulated at the beginning of the year	576,722	407,217	1,384,674	1,742,774	4,111,387
Currency translation adjustment	(3,764)	(6)	-	(11)	(3,781)
Amortization charge	22,664	9,100	-	21,986	53,750
Transfers / Reclassifications	108	-	-	-	108
Disposals	(31,231)	-	-	(40)	(31,271)
Accumulated at the end of the year	564,499	416,311	1,384,674	1,764,709	4,130,193
At December 31, 2024	97,106	159,296	1,090,019	11,328	1,357,749

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2023	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	614,474	550,991	2,469,726	1,762,042	5,397,233
Currency translation adjustment	2,233	2	39	-	2,274
Increase due to business combinations (***)	105	116	18,616	28,638	47,475
Additions	39,375	9,073	-	-	48,448
Transfers / Reclassifications	437	367	-	-	804
Disposals	(7,737)	-	-	-	(7,737)
Values at the end of the year	648,887	560,549	2,488,381	1,790,680	5,488,497

Amortization and impairment
Accumulated at the beginning of the year	561,119	398,417	1,384,674	1,720,515	4,064,725
Currency translation adjustment	2,140	1	-	-	2,141
Amortization charge	21,285	8,799	-	22,259	52,343
Transfers / Reclassifications	(86)	-	-	-	(86)
Disposals	(7,736)	-	-	-	(7,736)
Accumulated at the end of the year	576,722	407,217	1,384,674	1,742,774	4,111,387
At December 31, 2023	72,165	153,332	1,103,707	47,906	1,377,110

(*) Includes Proprietary Technology.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

(***) For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

The geographical allocation of goodwill for the year ended December 31, 2024 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $1.8 million for Europe.

The geographical allocation of goodwill for the year ended December 31, 2023 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $15.5 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2024, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa	346	19	365
Siderca	265	93	358
Hydril	309	-	309
Other	-	58	58
Total	920	170	1,090

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

13    Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2024	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	66,464	148,380	43,217	3,668	261,729
Currency translation adjustment	(167)	(439)	(692)	-	(1,298)
Additions	16,034	52,040	22,663	584	91,321
Transfers / Reclassifications	(5,027)	5,027	-	-	-
Disposals	(10,772)	(20,113)	(8,706)	-	(39,591)
At December 31, 2024	66,532	184,895	56,482	4,252	312,161

Depreciation
Accumulated at the beginning of the year	27,972	75,567	25,229	823	129,591
Currency translation adjustment	(68)	(283)	(412)	-	(763)
Depreciation charge	20,448	34,719	13,786	948	69,901
Transfers / Reclassifications	(1,514)	1,550	(36)	-	-
Disposals	(10,041)	(17,660)	(7,735)	-	(35,436)
Accumulated at the end of the year	36,797	93,893	30,832	1,771	163,293
At December 31, 2024	29,735	91,002	25,650	2,481	148,868

Year ended December 31, 2023	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Others	Total
Cost
Opening net book amount	43,570	125,677	30,291	1,182	200,720
Currency translation adjustment	99	243	263	-	605
Increase due to business combinations (*)	11,803	37	46	-	11,886
Additions	13,040	30,066	15,732	2,486	61,324
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(2,739)	(7,643)	(2,424)	-	(12,806)
At December 31, 2023	66,464	148,380	43,217	3,668	261,729

Depreciation
Accumulated at the beginning of the year	18,933	52,794	17,042	210	88,979
Currency translation adjustment	34	134	200	-	368
Depreciation charge	9,663	29,685	10,316	613	50,277
Transfers / Reclassifications	691	-	(691)	-	-
Disposals	(1,349)	(7,046)	(1,638)	-	(10,033)
Accumulated at the end of the year	27,972	75,567	25,229	823	129,591
At December 31, 2023	38,492	72,813	17,988	2,845	132,138

(*) For the year 2023, related to the GPC and Mattr’s pipe coating business unit acquisitions.

Depreciation of right-of-use assets is mainly included in Tubes segment.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Lease liability evolution

	Year ended December 31,
	2024	2023
Opening net book amount	134,433	112,177
Changes due to business combinations (*)	(35)	12,148
Translation differences	(4,565)	2,237
Additions	91,005	61,310
Cancellations	(8,377)	(2,972)
Repayments (**)	(73,639)	(54,940)
Interest accrued	6,104	4,473
At December 31,	144,926	134,433

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

For the year 2023, related to the GPC and Mattr’s pipe coating business unit acquisitions.

(**) For the year 2024 includes repayments of $68.6 million in capital and $5.1 million of interest.

For the year 2023 includes repayments of $51.5 million in capital and $3.4 million of interest.

As of December 31, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 31%, 46% and 23%, respectively.

As of December 31, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 45% and 27%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in Cost of sales and Selling, general and administrative expenses) were not material for the years 2024 and 2023.

14    Investments in non-consolidated companies

	Year ended December 31,
	2024	2023
At the beginning of the year	1,608,804	1,540,646
Translation differences	(47,840)	110,801
Equity in earnings of non-consolidated companies	8,548	79,411
Dividends and distributions declared	(71,212)	(69,216)
Acquisition of non-consolidated companies	-	22,661
Decrease due to step-acquisition	-	(23,453)
Increase / (decrease) in equity reserves and others	45,357	(52,046)
At the end of the year	1,543,657	1,608,804

Equity in earnings of non-consolidated companies: For the year 2023, includes a loss of $25.5 million related to the participation increase in Usiminas and does not include $4.5 million and $11.5 million related to GPC acquisition since May 17, 2023, which is the date of its consolidation. For more information see note 8.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Dividends and distributions declared: Related to Ternium and Usiminas. During 2024 and 2023 $73.8 million and $68.8 million respectively were collected.

Acquisition of non-consolidated companies: For the year 2023, related to the investment in Usiminas.

Decrease due to step-acquisition: For the year 2023, related to GPC acquisition.

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2024	2023	2024	2023
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,377,911	1,430,616
b) Usiminas (**)	Brazil	3.96%	3.96%	102,812	123,654
c) Techgen	Mexico	22.00%	22.00%	59,782	53,556
Others				3,152	978
				1,543,657	1,608,804

(*) Including treasury shares.

(**) At December 31, 2024 and 2023, the voting rights were 6.76%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2024, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $29.08 per ADS, giving Tenaris’s ownership stake a market value of approximately $668.0 million. At December 31, 2024, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,377.9 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2024, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2024	2023
Non-current assets	12,050,457	12,148,560
Current assets	11,078,090	12,030,544
Total assets	23,128,547	24,179,104
Non-current liabilities	3,157,819	3,566,643
Current liabilities	3,839,159	3,800,602
Total liabilities	6,996,978	7,367,245
Total equity	16,131,569	16,811,859
Non-controlling interests	4,163,383	4,393,264

Revenues	17,649,060	17,610,092
Gross profit	2,888,836	3,559,355
Net (loss) / income for the year attributable to shareholders' equity	(53,672)	676,043
Other comprehensive income	211,817	465,885
Total comprehensive income	158,145	1,141,928

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

b) Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

At December 31, 2024, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL5.32 ($0.86) and BRL5.32 ($0.86), respectively, giving Tenaris’s ownership stake a market value of approximately $41.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $102.8 million. The difference between the carrying value of Tenaris’s ownership stake in Usiminas and its interest over Usiminas’ shareholders’ equity corresponds to the purchase price allocation performed in 2023.

In 2023, following the acquisition of shares referred to in note II.B.2).b) and considering the carrying value of the previously held interest, the price paid for the acquisition of the additional Usiminas shares and the fair value measurement of the Usiminas shares (conducted at the T/T Group level) the Company recorded a net loss of $25.5 million included in Equity in earnings of non-consolidated companies in the Consolidated Income Statement.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2024	2023
Non-current assets	3,623,996	4,591,763
Current assets	3,234,742	3,589,129
Total assets	6,858,738	8,180,892
Non-current liabilities	1,357,347	1,672,676
Current liabilities	772,412	1,139,031
Total liabilities	2,129,758	2,811,706
Total equity	4,728,980	5,369,186
Non-controlling interests	452,481	556,418

Revenues	4,800,787	5,531,985
Gross profit	308,043	357,845
Net (loss) / income for the year attributable to shareholders' equity	(27,084)	278,402
Other comprehensive income	31,564	(72,062)
Total comprehensive income	4,480	206,340

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2024, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), beneficially owned 48% and 30% respectively. As of December 31, 2024, the carrying value of Tenaris’s ownership stake in Techgen was approximately $59.8 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of December 31, 2024, Tenaris’s exposure under these agreements amounted to $36.3 million and $16.6 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2024, the aggregate outstanding principal amount under these subordinated loans was $306.5 million, of which $67.4 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of December 31, 2024, amounted to $10.9 million.

15    Receivables non-current, net

	Year ended December 31,
	2024	2023
Employee advances and loans	9,120	7,395
Tax credits (*)	66,636	53,483
Receivables from related parties	69,843	69,820
Legal deposits	6,858	9,355
Advances to suppliers and other advances	37,434	27,043
Others	15,711	18,863
	205,602	185,959

(*) As of December 31, 2024 and 2023, included approximately $54.2 million and $40.6 million, respectively, related to ICMS (Tax on Sales and Services) from Brazilian subsidiaries.

16    Inventories, net

	Year ended December 31,
	2024	2023
Finished goods	1,332,646	1,401,754
Goods in process	993,294	1,068,956
Raw materials	504,124	569,837
Supplies	712,059	648,443
Goods in transit	370,993	441,217
	3,913,116	4,130,207
Allowance for obsolescence, see note 25 (i)	(203,174)	(209,110)
	3,709,942	3,921,097

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

17    Receivables and prepayments, net

	Year ended December 31,
	2024	2023
Prepaid expenses and other receivables	53,318	56,564
Government entities	2,420	1,330
Employee advances and loans	11,695	14,316
Advances to suppliers and other advances	35,965	48,455
Government tax refunds on exports	16,969	8,210
Receivables from related parties	3,585	5,759
Others	58,756	50,173
	182,708	184,807
Allowance for other doubtful accounts, see note 25 (i)	(3,094)	(3,439)
	179,614	181,368

18    Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2024	2023
Income tax assets	135,621	122,257
V.A.T. credits	195,745	132,972
Other prepaid taxes	1,255	1,172
	332,621	256,401

	Year ended December 31,
Current tax liabilities	2024	2023
Income tax liabilities	277,712	344,565
V.A.T. liabilities	16,599	60,047
Other taxes	71,981	83,665
	366,292	488,277
F-55

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

19        Trade receivables, net

	Year ended December 31,
	2024	2023
Current accounts	1,923,620	2,471,565
Receivables from related parties	32,012	58,370
	1,955,632	2,529,935
Allowance for doubtful accounts, see note 25 (i)	(48,125)	(49,046)
	1,907,507	2,480,889

The following table sets forth details of the aging of trade receivables:

At December 31, 2024	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	288,388	254,777	33,341	270
Not guaranteed	1,667,244	1,305,338	298,988	62,918
Guaranteed and not guaranteed	1,955,632	1,560,115	332,329	63,188
Expected loss rate	0.03%	0.01%	0.09%	0.33%
Allowance for doubtful accounts	(525)	(147)	(323)	(55)
Nominative allowance for doubtful accounts	(47,600)	-	(303)	(47,297)
Net Value	1,907,507	1,559,968	331,703	15,836

At December 31, 2023	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days

Guaranteed	261,113	236,714	23,991	408
Not guaranteed	2,268,822	1,613,626	590,236	64,960
Guaranteed and not guaranteed	2,529,935	1,850,340	614,227	65,368
Expected loss rate	0.06%	0.02%	0.18%	0.46%
Allowance for doubtful accounts	(1,636)	(312)	(1,249)	(75)
Nominative allowance for doubtful accounts	(47,410)	-	(748)	(46,662)
Net Value	2,480,889	1,850,028	612,230	18,631

Trade receivables are mainly denominated in U.S. dollars.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

20    Cash and cash equivalents and other investments

	Year ended December 31,
	2024	2023
Cash and cash equivalents
Cash at banks	290,901	370,487
Liquidity funds	355,044	223,424
Short-term investments	29,311	1,043,910
	675,256	1,637,821
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	722,328	896,166
Bonds and other fixed income	1,273,673	834,281
Fund investments	376,998	239,184
	2,372,999	1,969,631
Other investments - non-current
Bonds and other fixed income	857,959	398,220
Fixed income (time-deposit, zero coupon bonds, commercial papers)	140,292	-
Others	7,049	7,411
	1,005,300	405,631

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

21    Borrowings

	Year ended December 31,
	2024	2023
Non-current
Bank borrowings	11,399	48,304
	11,399	48,304
Current
Bank borrowings	411,541	513,909
Bank overdrafts	14,458	21,224
	425,999	535,133
Total Borrowings	437,398	583,437

The maturity of borrowings is as follows:

At December 31, 2024	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total
Borrowings	425,999	11,399	-	-	437,398
Total borrowings	425,999	11,399	-	-	437,398

Interest to be accrued	6,270	672	-	-	6,942
Total	432,269	12,071	-	-	444,340

At December 31, 2023	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total
Borrowings	535,133	46,804	1,500	-	583,437
Total borrowings	535,133	46,804	1,500	-	583,437

Interest to be accrued	10,510	3,533	283	-	14,326
Total	545,643	50,337	1,783	-	597,763

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2024	Tubos de Acero de Mexico S.A.	Bilateral	2025	200
2024	Tenaris Tubocaribe Ltda.	Bilateral	2025	40
2017	Global Pipe Company	Bilateral	2026	26
2023	Siderca SAIC	Bilateral	2025	20

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2024, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2024 and 2023, considering hedge accounting where applicable.

	2024	2023
Total borrowings	6.52%	10.56%

Breakdown of long-term and short-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2024	2023
USD	Variable	-	20,000
SAR	Fixed	9,903	23,803
SAR	Variable	1,496	4,501
Total non-current borrowings		11,399	48,304

Current borrowings

		Year ended December 31,
Currency	Interest rates	2024	2023
USD	Variable	260,866	221,008
USD	Fixed	9,173	111,654
BRL	Variable	-	39,947
EUR	Fixed	14,278	25,104
ARS	Fixed	8,551	23,462
SAR	Variable	3,018	3,035
SAR	Fixed	130,113	110,923
Total current borrowings		425,999	535,133

Borrowings evolution

	Year ended December 31, 2024
	2024	2023
At the beginning of the year	583,437	728,762
Translation differences	(6,805)	(74,806)
Proceeds and repayments, net	(128,761)	(211,797)
Interests accrued less payments	(3,707)	(2,691)
Increase due to business combinations (*)	-	122,839
Overdrafts variation	(6,766)	21,130
At the end of the year	437,398	583,437

(*) For the year 2023, related to GPC acquisition.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

22    Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	618,874	114,335	160,202	893,411
Translation differences	(194)	(72)	(174)	(440)
Changes due to business combinations (*)	1,223	-	2,033	3,256
Charged to other comprehensive income	-	-	(904)	(904)
Income statement credit	(51,265)	(39,033)	(46,940)	(137,238)
At December 31, 2024	568,638	75,230	114,217	758,085

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	575,667	43,532	114,542	733,741
Translation differences	41	113	397	551
Increase due to business combinations (**)	4,175	7,563	5,498	17,236
Charged to other comprehensive income	-	-	138	138
Income statement charge	38,991	63,127	39,627	141,745
At December 31, 2023	618,874	114,335	160,202	893,411

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	31,511	199,019	634,894	185,997	1,051,421
Translation differences	(22)	(277)	(76)	(829)	(1,204)
Changes due to business combinations (*)	-	88	(414)	1,821	1,495
Charged to other comprehensive income	-	-	(2,006)	885	(1,121)
Income statement credit / (charge)	24,436	(44,915)	82,400	(27,070)	34,851
At December 31, 2024	55,925	153,915	714,798	160,804	1,085,442

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	25,817	180,152	310,589	156,984	673,542
Translation differences	6	24	(1)	611	640
Increase due to business combinations (**)	1,374	223	1,875	35,941	39,413
Charged to other comprehensive income	-	-	-	2,342	2,342
Income statement credit / (charge)	4,314	18,620	322,431	(9,881)	335,484
At December 31, 2023	31,511	199,019	634,894	185,997	1,051,421

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Deferred tax assets related to tax losses of Tenaris subsidiaries are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. The utilization of such tax losses may also be restricted by the nature of the profit, expiration dates and / or potential limitations on their yearly consumption. In determining the amount of deferred taxes to be recognized, Tenaris considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits prepared by management to assess the probability that the deferred tax assets will be realized. Management applies significant judgment in assessing the likelihood that future taxable profits will be available.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to tax losses as of the end of 2024 and 2023 include $623.8 million and $550.3 million respectively, recognized in its Luxembourg subsidiary mainly due to impairment charges over certain undertakings in the past years. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation. Losses incurred as from 2017 may be carried forward for a maximum of 17 years.

Tenaris has concluded as of end 2024 and 2023 that it is probable that sufficient future taxable profits will be generated by business carried out by its Luxembourg subsidiary which has expanded its activities including sales, distribution, logistics and marketing of steel products and other related services, against which the above-mentioned tax losses could be utilized prior to their expiration.

Deferred tax assets related to tax losses as of the end of 2024 and 2023 also include $79.4 million and $77.9 million respectively, from U.S. subsidiaries mainly related to the acquisition of IPSCO in 2020. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 97% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2024, the unrecognized deferred tax assets originating in tax losses or tax credits amounted to $2,683.5 million.

Approximately 98% of the unrecognized deferred tax assets have an expiration date in more than 5 years or do not expire.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2024	2023
Deferred tax assets to be recovered after 12 months	755,743	655,415
Deferred tax liabilities to be settled after 12 months	696,693	689,976

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

	Year ended December 31,
	2024	2023
Deferred tax assets	831,298	789,615
Deferred tax liabilities	503,941	631,605
	327,357	158,010

The movement in the net deferred income tax asset / (liability) account is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	158,010	(60,199)
Translation differences	(764)	89
Changes due to business combinations (*)	(1,761)	22,177
Charged to other comprehensive income	(217)	2,204
Income statement credit	172,089	193,739
At the end of the year	327,357	158,010

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisitions. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

23    Other liabilities

(i) Other liabilities – Non-current

	Year ended December 31,
	2024	2023
Post-employment benefits	131,564	117,506
Other long-term benefits	101,260	91,435
Miscellaneous	68,927	62,327
	301,751	271,268

Post-employment benefits

	Year ended December 31,
	2024	2023
Unfunded	129,032	112,532
Funded	2,532	4,974
	131,564	117,506

At December 31, 2024 and 2023 the weighted average duration of liabilities related to post-employment benefits was 7 and 6 years, respectively.

  Unfunded
	Year ended December 31,
	2024	2023
Values at the beginning of the year	112,532	103,822
Current service cost	7,206	6,537
Interest cost	14,692	11,707
Curtailments and settlements	(131)	(675)
Remeasurements (*)	7,506	8,899
Translation differences	(6,865)	(12,687)
Increase due to business combinations (**)	-	4,531
Benefits paid from the plan	(8,345)	(8,762)
Other	2,437	(840)
At the end of the year	129,032	112,532

(*) For the year 2024 a loss of $1.6 million is attributable to demographic assumptions and a loss of $5.9 million to financial assumptions.

For the year 2023 a loss of $0.6 million is attributable to demographic assumptions and a loss of $8.3 million to financial assumptions.

(**) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2024	2023
Discount rate	3% - 8%	3% - 7%
Rate of compensation increase	2% - 6%	2% - 5%

As of December 31, 2024, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.6 million and $5.7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.3 million and $4.8 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

  Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2024	2023
Present value of funded obligations	91,698	123,234
Fair value of plan assets	(102,653)	(134,052)
Asset (*)	(10,955)	(10,818)

(*) In 2024 and 2023, $13.5 million and $15.8 million corresponding to plans with surplus balances that were reclassified within other non-current assets, respectively, consequently the net post-employment benefits funded exposed as liabilities amounted to $2.5 million and $5.0 million respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	123,234	116,617
Translation differences	(5,627)	1,940
Current service cost	176	-
Interest cost	5,424	5,715
Remeasurements (*)	(182)	2,142
Increase due to business combinations (**)	-	4,708
Benefits paid	(8,300)	(8,459)
Other	(23,027)	571
At the end of the year	91,698	123,234

(*) For the year 2024 a loss of $0.1 million is attributable to demographic assumptions and a loss of $0.1 million to financial assumptions.

For the year 2023 a loss of $0.9 million is attributable to demographic assumptions and a loss of $1.3 million to financial assumptions.

(**) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2024	2023
At the beginning of the year	(134,052)	(126,842)
Translation differences	7,047	(1,897)
Return on plan assets	(6,010)	(6,121)
Remeasurements	(302)	(4,225)
Increase due to business combinations (*)	-	(3,903)
Contributions paid to the plan	(1,269)	-
Benefits paid from the plan	8,300	8,459
Other	23,633	477
At the end of the year	(102,653)	(134,052)

(*) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2024	2023
Equity instruments	3%	18%
Debt instruments	60%	33%
Others (*)	37%	49%

(*) For the years 2024 and 2023, mainly include annuities purchased from an insurance company for the benefit of current and future retirees.

There are no unusual, entity-specific, or plan-specific risks in terms of the plan assets of funded pension plans.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2024	2023
Discount rate	5% - 6%	5% - 5%
Rate of compensation increase	3% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2024, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $8.8 million and $7.4 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $0.6 million and $0.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The expected employer contributions for the year 2025 are not material.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

(ii) Other liabilities – Current

	Year ended December 31,
	2024	2023
Payroll and social security payable	270,016	301,213
Shares to be settled under buyback program	243,264	86,240
Miscellaneous	72,495	35,192
	585,775	422,645
24    Non-current allowances and provisions

Liabilities

	Year ended December 31,
	2024	2023
Values at the beginning of the year	101,453	98,126
Translation differences	(11,718)	4,260
Changes due to business combinations (*)	(900)	1,500
Additional allowance	10,077	1,901
Reclassifications	(9,839)	(164)
Used and other movements	(6,967)	(4,170)
Values at the end of the year	82,106	101,453

Non-current allowances and provisions related to liabilities include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(*) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

25    Current allowances and provisions

(i) Deducted from assets

Year ended December 31, 2024	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(49,046)	(3,439)	(209,110)
Translation differences	194	324	897
Changes due to business combinations (*)	(1,151)	-	(3,676)
(Additional) / reversal allowances	1,095	(546)	(41,240)
Used and other movements	783	567	49,955
At December 31, 2024	(48,125)	(3,094)	(203,174)

(*) For the year 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2023	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
Values at the beginning of the year	(45,495)	(3,479)	(222,666)
Translation differences	(128)	(88)	(452)
Increase due to business combinations (**)	(899)	-	(9,179)
(Additional) allowances	(3,590)	(107)	(13,581)
Used	1,066	235	36,768
At December 31, 2023	(49,046)	(3,439)	(209,110)

(**) For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.

(ii) Liabilities

Year ended December 31, 2024	Sales risks	Other claims and contingencies (*)	Total
Values at the beginning of the year	19,940	16,019	35,959
Translation differences	(1,301)	(18,978)	(20,279)
Changes due to business combinations (**)	-	722	722
Additional provisions	21,296	106,198	127,494
Reclassifications	-	9,839	9,839
Used	(23,564)	(10,827)	(34,391)
At December 31, 2024	16,371	102,973	119,344

Year ended December 31, 2023	Sales risks	Other claims and contingencies (*)	Total
Values at the beginning of the year	3,186	7,999	11,185
Translation differences	285	(208)	77
Increase due to business combinations (**)	-	5,317	5,317
Additional provisions	30,057	6,941	36,998
Reclassifications	-	164	164
Used	(13,588)	(4,194)	(17,782)
At December 31, 2023	19,940	16,019	35,959

(*) Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

For the year 2024, includes $89.4 million related the ongoing litigation related to the acquisition of participation in Usiminas. For more information see note 27 (i).

(**) For the years 2024 and 2023, related to Mattr’s pipe coating business unit acquisition. For more information see note 34.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

26    Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2024	2023
Other derivatives	7,484	9,801
Contracts with positive fair values	7,484	9,801

Other derivatives	(8,300)	(11,150)
Contracts with negative fair values	(8,300)	(11,150)
Total	(816)	(1,349)

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2024 and 2023 were as follows:

Purchase currency	Sell currency	Term	Fair Value		Hedge Accounting Reserve
			2024	2023	2024	2023
BRL	USD	2025	(2,818)	49	1,776	49
EUR	USD	2025	(2,551)	5,557	(2,091)	624
USD	BRL	2025	1,579	(1,009)	-	-
USD	CAD	2025	1,465	(836)	-	-
USD	EUR	2025	1,089	(2,966)	383	7,142
MXN	USD	2025	770	-	-	-
USD	KWD	2025	569	(50)	-	(388)
USD	MXN	2025	(282)	(2,125)	-	-
USD	NGN	2025	(212)	-	-	-
USD	COP	2025	202	-	-	-
USD	GBP	2025	134	(51)	-	-
USD	CNY	2025	73	(335)	-	501
RON	USD	2025	(31)	261	-	-
Others		2025	5	(49)	120	-
Total			(8)	(1,554)	188	7,928

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Commodity Derivatives	Term	Fair Value		Hedge Accounting Reserve
		2024	2023	2024	2023
LME Scrap	2025	(1,974)	1,376	(1,974)	1,376
PSV Gas	2025	1,097	(2,566)	1,097	(2,566)
Nickel	2025	52	1,966	52	1,966
Houston Ship Channel Gas	2025	34	(231)	34	(231)
Electric Energy	2025	(17)	(340)	(17)	(340)
Total		(808)	205	(808)	205

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-2022	Movements 2023	Equity Reserve Dec-2023	Movements 2024	Equity Reserve Dec-2024
Foreign Exchange & Commodities	13,122	(4,989)	8,133	(8,753)	(620)
Total Cash flow Hedge	13,122	(4,989)	8,133	(8,753)	(620)

Tenaris estimates that the majority of the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2024 will be recycled to the Consolidated Income Statement during 2025. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

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

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those situations, the Company has not accrued a provision for the potential outcome of these cases.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

  CSN claims relating to the January 2012 acquisition of Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

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

CSN made several submissions in connection with the SCJ’s March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment thorough December 31, 2024, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL553.4 million (approximately $89.4 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. The Company, however, cannot predict the ultimate resolution of the matter.

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

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL110.5 million (approximately $17.8 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL94.8 million (approximately $15.3 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On September 9, 2024, Veracel filed a motion for clarification, which was responded by Confab on October 23, 2024, and remains pending decision. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

•	Petrobras-related proceedings and claims

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

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and chief executive officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company was not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and chief executive officer, on the other two board members, and on San Faustin. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. On December 11, 2024, the Confab executives were acquitted. The acquittal has already been appealed, so the criminal proceedings continue to be underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same events against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of December 31, 2024, the aggregate amount of these claims was estimated at BRL193.2 million (or approximately $31.2 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office, which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating the same purported irregularities. Confab received notice of these proceedings in February 2025, and believes that the General Controllers’ Office’s allegations do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. Although the Company is defending itself, it cannot predict the outcome of these administrative proceedings.

  Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL62.1 million (approximately $10.0 million). At this stage, the Company cannot predict the outcome of this claim.

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

  U.S. Antidumping Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on October 27, 2022, the International Trade Commission (“ITC”) determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii) Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

  Certain subsidiaries of the Company entered into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2024, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $28.1 million.
  A Mexican subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.
  A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024 and in October 2024, agreed a renovation until December 31,2025. As of December 31, 2024, the estimated aggregate contract amount calculated at current prices, was approximately $57.7 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.
  In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023 or 2024.
  Certain subsidiaries of the Company entered into a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $25.1 million in case of early termination. The contract is valid until June 30, 2029.
  Certain subsidiaries of the Company entered into short-term agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of December 31, 2024, the amount related to these commitments was $90.1 million.
  An Argentine subsidiary of the Company entered into short-term agreements with COARCO S.A. for execution of civil and electrical works, including auxiliary services, related with the construction of a wind farm in Argentina. As of December 31, 2024, the amount related to these commitments was $39.9 million.
  A U.S. subsidiary of the Company entered into a one-year agreement with U.S. Steel Corporation under which it is committed to take or pay on a monthly basis a specified minimum volume of steel billets, at prices calculated on a monthly basis. As of December 31, 2024, the estimated aggregate contract amount, calculated at current prices, stands at approximately $31.2 million.
  An Argentine subsidiary of the Company entered into a contract with Usiminas from which it committed to purchase steel coils for a remaining amount of approximately $88.2 million to use for manufacturing welded pipes for the VMOS project in the Vaca Muerta shale in Argentina.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers and Tenaris companies for approximately $4.1 billion as of December 31, 2024.

(iii) Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve is until such reserve equals 10% of the issued share capital.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced. As of December 31, 2024, this reserve remains fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

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

29    Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

•	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has remained stable during the twelve-month period ended December 31, 2024, but it is unclear if it will be further modified in the short term.
•	Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred for 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).
•	Access to the MULC to pay for imports of goods with customs clearance as from December 13, 2023, does not require government approval. Payment of the price of such imports is deferred for varying periods of time depending on the date of customs clearance; in the case of imports of goods with customs clearance on or after October 21, 2024, the price may be paid in full as from the 30th calendar day as from the date of custom clearance. Advance payments or at sight cannot be made. In December 2024, the government eliminated the tax on imports.
•	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, in the past, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. It is still unclear if or when the new Argentine Securities Commission’s authorities will eliminate or loosen the remaining restrictions.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government in December 2023. Since then and until December 2024, the new Administration maintains a “crawling peg” policy by devaluating the Argentine currency at a rate of approximately 2% per month, rate which will be reduced to 1% per month as from February 1, 2025. The extent and rate of the crawling peg remains unclear. Tenaris’s financial position in Argentine pesos as of December 31, 2024, amounted to a net short exposure of approximately $40.6 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $217.9 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of December 31, 2024, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the period ended December 31, 2024, amounted approximately to 19% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2024, are valued at the prevailing official exchange rate.

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

30    Cash flow disclosures

		Year ended December 31,
		2024	2023	2022
(i)	Changes in working capital (*)
	Inventories	184,996	186,903	(1,329,865)
	Receivables and prepayments, contract assets and current tax assets	(60,456)	64,000	(155,449)
	Trade receivables	550,334	153,920	(1,208,278)
	Other liabilities	(100,133)	28,275	57,389
	Customer advances	(71,100)	(101,646)	151,066
	Trade payables	(216,724)	(149,024)	353,892
		286,917	182,428	(2,131,245)
(ii)	Income tax accruals less payments
	Tax accrued	479,680	674,956	617,236
	Taxes paid	(702,190)	(818,347)	(359,585)
		(222,510)	(143,391)	257,651
(iii)	Interest accruals less payments, net
	Interest accrued, net	(181,107)	(106,612)	(34,080)
	Interest received	240,809	147,473	68,335
	Interest paid	(60,769)	(94,341)	(32,775)
		(1,067)	(53,480)	1,480

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S dollar.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

31        Related party transactions

As of December 31, 2024:

•	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 61.37% of the Company’s share capital and 65.81% of the voting rights.
•	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.
•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.
•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s share capital and 0.08% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “other related parties”.

		Year ended December 31,
(i)	Transactions	2024	2023	2022
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	37,551	56,152	100,019
	Sales of goods to other related parties	83,250	121,679	151,884
	Sales of services and others to associated companies	3,456	1,564	1,472
	Sales of services and others to joint ventures	139	135	131
	Sales of services and others to other related parties	127,940	109,553	109,123
		252,336	289,083	362,629
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	154,772	324,556	555,257
	Purchases of goods to joint ventures	23,466	72,741	101,620
	Purchases of goods to other related parties	70,425	61,366	51,040
	Purchases of services and others to associated companies	17,544	13,349	13,759
	Purchases of services and others to other related parties	55,576	76,751	36,767
		321,783	548,763	758,443
	(c) Financial Results
	Income from joint ventures	6,218	5,645	3,804
		6,218	5,645	3,804

	(d) Dividends
	Dividends received from associated companies	71,211	69,216	64,189
	Dividends distributed to Techint Holdings S.àr.l.	478,115	385,347	321,122

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At December 31,
(ii)	Period-end balances	2024	2023
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	3,133	7,589
	Receivables from joint ventures	68,759	63,374
	Receivables from other related parties	47,713	62,986
	Payables to associated companies	(23,531)	(21,012)
	Payables to joint ventures	(52)	(28,361)
	Payables to other related parties	(12,165)	(11,488)
		83,857	73,088
	(b) Financial debt
	Finance lease liabilities from associated companies	(1,026)	(1,459)
	Finance lease liabilities from other related parties	(260)	(375)
		(1,286)	(1,834)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, please see note 14 (c) and note 27 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2024, 2023 and 2022, the cash compensation of Directors and Senior managers amounted to $33.4 million, $47.5 million and $35.2 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 448, 388 and 437 thousand units for a total amount of $6.9 million, $5.6 million and $5.1 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

32    Principal accountant fees

Total fees accrued for professional services rendered to Tenaris S.A. and its subsidiaries by Ernst & Young S.A. (“EY”) for the year 2024 and by PricewaterhouseCoopers, Société coopérative (“PwC”) for the years 2023 and 2022 are detailed as follows:

	Year ended December 31,
	2024	2023	2022
Audit fees	4,569	4,386	3,966
Audit-related fees	51	273	255
Tax fees	78	148	-
All other fees	-	14	11
Total	4,698	4,821	4,232

In addition, in the year 2023, PwC rendered $242 thousand for tax services to the recently acquired Mattr’s pipe coating business unit.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

33    Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2024, 2023 and 2022.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2024	2023	2022
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
BREDERO SHAW INTERNATIONAL B.V. and subsidiaries	Netherlands	Holding company and supplier of pipe coating services	100%	100%	NA
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial operations	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited, 49% of Amaja Tubular Services Limited, 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until 2022 held 98.4% of Tenaris Supply Chain S.A.

(a) Dalmine S.p.A holds 57% of Immobiliare Cultura Industriale S.R.L.

(b) Tenaris holds 50% of the voting rights and Ternium owns the remaining 50%. Exiros provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

(c) Saudi Steel Pipe Company is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the members of the board of directors, therefore Tenaris has control over SSPC. Since May, 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over Global Pipe Company.

(d) Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

34    Business combinations

Acquisition of the Pipe Coating Business Unit of Mattr

  Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit and other specific assets for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement and the final price was subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. On July 31, 2024, the parties entered into a settlement agreement, pursuant to which the parties agreed that the aggregate shortfall payment payable by Mattr to Tenaris amounted to $32.3 million and, accordingly, the final purchase price was $150.2 million.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S. and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

For the twelve-month period ended December 31, 2024, the acquired business contributed revenues of $347.1 million, represented a minor contribution to Tenaris’s results, and was initially assigned to the Other segment but subsequently reclassified to the Tubes segment.

  Fair value of net assets acquired

The application of the acquisition method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the twelve month following the acquisition date, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as property, plant and equipment, intangible assets, working capital and other assets and liabilities.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023) in Millions of USD:	Final	Preliminary
Property, Plant and Equipment	115	126
Intangible assets	14	29
Working capital	(2)	(13)
Cash and Cash Equivalents	20	21
Provisions	(7)	(7)
Other assets and liabilities, net	11	13
Net assets acquired	152	169

The fair value of the net assets acquired shown above amounted to approximately $152.5 million. The preliminary purchase price allocation resulted in a goodwill of approximately $13.6 million. However, following the completion of the previously mentioned purchase price allocation and a concurrent price adjustment, the business combination resulted in a bargain purchase of approximately $2.2 million, recorded in Other operating income.

Acquisition-related costs for the year ended December 31, 2024 and 2023, amounted to $1.3 million and $1.1 million, respectively and were included in general and administrative expenses.

The price purchase allocation of the remaining business combinations that occurred during 2023 were finalized during the year ended December 31, 2024 without any further adjustments.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

35    Share Buyback Programs

First Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion, to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

For purposes of carrying out each tranche of the first share buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company purchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital at the beginning of the program, for a total consideration of $1.2 billion.

Second Share Buyback Program

On November 6, 2024 the Company’s board of directors approved a follow-on share buyback program of up to $700 million, with the intention to cancel the ordinary shares acquired through the program, under the authority granted by the annual general meeting of shareholders held on June 2, 2020, up to a maximum of 10% of the Company’s shares.

This follow-on share buyback program will cover up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares representing the remainder 3.93% of the Company’s issued share capital (measured also as at the launch of the first share buyback program), to complete the maximum of 10% of the share capital that may be repurchased by the Company).

During the year ended December 31, 2024, the Company purchased 83,616,548 shares, for $1,441.8 million (net of a performance amount of $7.4 million), out of which, $1,439.6 were paid. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million (net of a performance amount of $0.7 million) out of which, $213.7 were paid.

For purposes of carrying out the second share buyback program, Tenaris entered into non-discretionary buyback agreement with a primary financial institution that will make trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and will act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

On April 30, 2024, the extraordinary shareholders meeting approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company, which had been acquired throughout the first tranche of the first share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the corresponding amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from $1,180,536,830 (represented by 1,180,536,830 shares with a par value of $1 per share) to $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share).

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2024, the Company held 78,485,337 shares as treasury shares. The Company intends to cancel all treasury shares purchased under the share buyback programs in due course.

As of December 31, 2024 and 2023, the Company held a liability in connection to the shares to be settled under the share buyback programs that amounted to $243.3 million and $86.2 million, respectively, valued at fair value.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

36    Climate change

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets, and adapts its business strategy accordingly.

In February 2021 Tenaris set a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. In February 2025, the baseline for this medium-term target was reset to take into account the expanded perimeter of Tenaris through various acquisitions since 2018, the inclusion of intermill transportation emissions within the target scope, and additions and other changes in raw material emission factors to more accurately represent their use in its operations. The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, by making investments to increase energy efficiency and the use of renewable energy in its energy requirements, and selective sourcing for raw material and steel purchases.

In particular, a large proportion of these investments in projects aimed at reducing emissions are being directed to installing renewable energy capacity for use in the Company’s operations. In October 2023, following an investment of approximately $200 million, Tenaris put into operation a wind farm in Argentina, which supplies, through the interconnected grid, 103.2 MW of power, or close to 50% of their total electric power requirements, to its industrial facilities in Campana. In November 2023, the Company’s Board of Directors approved an investment plan to build a second wind farm in Argentina at a cost of approximately $214 million, which would supply a further 30% of the current energy requirements of its facilities in Campana.

Tenaris encourages the use of sustainable practices among its suppliers and, in March 2023, it adopted a Sustainable Sourcing Policy to enhance its efforts in this area. The new Sustainability Sourcing Policy will help Tenaris to understand better the real emission levels of its suppliers and identify opportunities for improvement in line with its reduction target.

The medium-term target forms part of a broader objective of decarbonizing the Company’s operations and reaching carbon neutrality. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a relatively small proportion of overall sales but are expected to grow in the coming years.

In its assessment of climate change and energy transition potential impact on operations, Tenaris also considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and Environmental, Social and Governance (“ESG”) practices in their supply chain, and that they may adjust their supply practices in light of that information.

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on the energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for tubular products and its sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests or the valuation of the above mentioned areas.

Consolidated Financial Statements
For the years ended 2024, 2023 and 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

37    Events after the reporting period 11

Recently Announced 25% Tariff on Steel Imports in the United States

Early in 2025, the U.S. government imposed a 25% tariff on virtually all imports of steel and steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. As a result, all previously exempted or quota-managed countries became subject to the full 25% tariff on their steel exports to the United States.

In addition, on February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (“IEEPA”), of across-the-board tariffs applicable to all products imported from Mexico, Canada and China (with the exception, as of the date of this Consolidated Financial Statements), of Mexican and Canadian products that comply with USMCA preferential rules of origin). These tariffs could apply to certain products that Tenaris and other companies are currently importing under previously granted exclusions or tariff-free quotas.

In light of the foregoing uncertainties, at this time, Tenaris is unable to predict the evolution or ultimate outcome of these developments or to quantify the impact that the new tariffs and measures could have on its business or financial condition.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts on April 1, 2025, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 6, 2025, the payment of an annual dividend of $0.83 per outstanding share ($1.66 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.27 per outstanding share ($0.54 per ADS) or approximately $0.3 billion, paid on November 20, 2024. If the annual dividend is approved by the shareholders, a dividend of $0.56 per outstanding share ($1.12 per ADS), or approximately $0.6 billion will be paid on May 21, 2025, with record date on May 20, 2025. These Consolidated Financial Statements do not reflect this dividend payable.

Share buyback Second Program Completion

On March 4, 2025, the Company announced the completion of its second Share Buyback Program. During the Program, which ran from November 11, 2024, until March 4, 2025, the Company purchased a total of 36,862,132 ordinary shares, for a total consideration of approximately $691.6 million (net of a performance amount of approximately $8.4 million). As of March 4, 2025, the Company held 90,762,598 treasury shares. The Company intends to cancel all treasury shares purchased under the share buyback programs in due course.

/s/Alicia Móndolo
Alicia Móndolo
Chief Financial Officer

[11] This note was updated subsequently to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 19, 2025.

