Form 20-F
period 2025-12-31
TENARIS SA
filed 2026-03-31
CIK 1190723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐              Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒              Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2025

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

26, Boulevard Royal - 4th Floor

L-2449 Luxembourg

(Address of principal executive offices)

Marcos Basaldella

26, Boulevard Royal - 4th Floor

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

1,071,994,930** ordinary shares, par value $1.00 per share

**              Includes 60,170,972 treasury shares, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Note - checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Please send copies of notices and communications from the Securities and Exchange Commission to:

Diego E. Parise Mitrani, Caballero & Ruiz Moreno Abogados Bouchard 680, 13th Floor (C1106ABJ) Buenos Aires, Argentina (54 11) 4590-8600	Andreina Ostos Rosales Tenaris S.A. 26, Boulevard Royal - 4th Floor L-2449 Luxembourg, Luxembourg (352) 26 47 89 78

1

Annual Report 2025

2

3

Annual Report 2025

FORM 20-F CROSS REFERENCE GUIDE

Item	Item in Form 20-F	Cross-reference to consolidated management report

Part I
Item 1	Identity of Directors, Senior Management and Advisors	None - Not applicable
Item 2	Offer Statistics and Expected Timetable	None - Not applicable
Item 3	Key Information	Risk Factors
3.A	[Reserved]
3.B	Capitalization and Indebtedness	None - Not applicable
3.C	Reasons for the Offer and Use of Proceeds	None - Not applicable
3.D	Risk Factors	Risk Factors
Item 4	Information on the Company	Information on the Company - Overview
4.A	History and Development of the Company	Information on the Company - History and Development of the Company
4.B	Business Overview	Information on the Company - Business Overview
4.C	Organizational Structure and Subsidiaries	Information on the Company - Organizational Structure and Subsidiaries
4.D	Property, Plant and Equipment	Information on the Company - Business Overview
Item 4A	Unresolved Staff Comments	None - Not applicable
Item 5	Operating and Financial Review and Prospects	Information on the Company - Operating and Financial Review and Prospects - Overview
5.A	Operating Results	Information on the Company - Operating and Financial Review and Prospects - Operating Results
5.B	Liquidity and Capital Resources	Information on the Company - Operating and Financial Review and Prospects - Liquidity and Capital Resources
5.C	Research and Developments, Patents and Licenses, etc.	Information on the Company - Business Overview - Research and Development
5.D	Trend Information	Information on the Company - Operating and Financial Review and Prospects - Trend Information
5.E	Critical Accounting Estimates	Information on the Company - Operating and Financial Review and Prospects - Critical Accounting Estimates
Item 6	Directors, Senior Management and Employees	Information on the Company - Directors, Senior Management and Employees
6.A	Directors and Senior Management	Information on the Company - Directors, Senior Management and Employees - Directors and Senior Management
6.B	Compensation	Information on the Company - Directors, Senior Management and Employees - Compensation
6.C	Board Practices	Information on the Company - Directors, Senior Management and Employees - Board Practices
6.D	Employees	Information on the Company - Directors, Senior Management and Employees - Employees
6.E	Share Ownership	Information on the Company - Directors, Senior Management and Employees - Share Ownership
6.F	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	Information on the Company - Directors, Senior Management and Employees - Recovery of Erroneously Awarded Compensation
Item 7	Major Shareholders and Related Party Transactions	Information on the Company - Major Shareholders and Related Party Transactions
7.A	Major Shareholders	Information on the Company - Major Shareholders and Related Party Transactions - Major Shareholders
7.B	Related Party Transactions	Information on the Company - Major Shareholders and Related Party Transactions - Related Party Transactions
7.C	Interest of Experts and Counsel	None - Not applicable
Item 8	Financial Information	Legal and Financial Information - Financial Information
8.A	Consolidated Statements and Other Financial Information	Legal and Financial Information - Financial Information - Consolidated Statements and Other Financial Information
8.B	Significant Changes	Legal and Financial Information - Financial Information - Significant Changes
Item 9	The Offer and Listing	Legal and Financial Information - The Offer and Listing
9.A	Offer and Listing Details	Legal and Financial Information - The Offer and Listing - Offer and Listing Details
9.B	Plan of Distribution	None - Not applicable
9.C	Markets	Legal and Financial Information - The Offer and Listing - Offer and Listing Details
9.D	Selling Shareholders	None - Not applicable
9.E	Dilution	None - Not applicable
9.F	Expenses of the Issue	None - Not applicable

Annual Report 2025

Item 10	Additional Information	Information on the Company - Corporate Governance Statement Legal and Financial Information - Additional Information
10.A	Share Capital	None - Not applicable
10.B	Memorandum and Articles of Association	Information on the Company - Corporate Governance Statement - Corporate Governance
10.C	Material Contracts	Information on the Company - Business Overview
10.D	Exchange Controls	Legal and Financial Information - Additional Information - Exchange Controls
10.E	Taxation	Legal and Financial Information - Additional Information - Taxation
10.F	Dividends and Paying Agents	None - Not applicable
10.G	Statement by Experts	None - Not applicable
10.H	Documents on Display	Legal and Financial Information - Additional Information - Documents on Display
10.I	Subsidiary Information	None - Not applicable
10.J	Annual Report to Security Holders	None - Not applicable
Item 11	Quantitative and Qualitative Disclosure about Market Risk	Legal and Financial Information - Quantitative and Qualitative Disclosure about Market Risk
Item 12	Description of Securities Other Than Equity Securities	Legal and Financial Information - Description of Securities Other Than Equity Securities
12.A	Debt Securities	None - Not applicable
12.B	Warrants and Rights	None - Not applicable
12.C	Other Securities	None - Not applicable
12.D	American Depositary Shares	Legal and Financial Information - Description of Securities Other Than Equity Securities - American Depositary Shares

Annual Report 2025

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	None - Not applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Products	None - Not applicable
Item 15	Controls and Procedures	Legal and Financial Information - Controls and Procedures
Item 16	[Reserved]
Item 16A	Audit Committee Financial Expert	Information on the Company - Directors, Senior Management and Employees - Board Practices
Item 16B	Code of Ethics	Sustainability Statement - Sustainability in Tenaris - Policies and Procedures
Item 16C	Principal Accountant Fees and Services	Legal and Financial Information - Principal Accountant Fees and Services
Item 16D	Exemption from the Listing Standards for Audit Committee	None - Not applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers
Item 16F	Change in Registrant's Certifying Accountant	Legal and Financial Information - Change in Registrant's Certifying Accountant
Item 16G	Corporate Governance	Information on the Company - Corporate Governance Statement
Item 16H	Mine Safety Disclosure	None - Not applicable
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	None - Not applicable
Item 16J	Insider trading policies	Legal and Financial Information - Insider trading policies
Item 16K	Cybersecurity	Legal and Financial Information - Cybersecurity

7

Annual Report 2025

Part III
Item 17	Financial Statements	Financial Statements
Item 18	Financial Statements	Financial Statements
Item 19	Exhibits	Exhibits

Annual Report 2025

LETTER FROM THE CHAIRMAN

As I write this letter, the world of energy is witnessing a conflagration at its heart in the Middle East. The Strait of Hormuz, through which 20% of the world’s oil and 20% of its LNG should pass, is effectively closed, and many of the producing fields in the region are being shut in while some are being damaged by the hostilities. The longer the conflict continues, the greater will be its impact on the energy industry and the global economy. As we confront this new reality, our immediate priorities are the safety of our employees and supporting our customers.

__________________________________

2025 was a year in which Tenaris demonstrated the resilience of its operations in the face of a disruptive geopolitical environment and lower activity in key markets. Thanks to our global industrial system and flexible supply chain, the depth of the service we offer our customers and the commitment of our employees, we were able to respond rapidly to the tariffs and other challenges we faced during the year. These same elements will help us to navigate the challenges ahead.

Our results remained remarkably stable through the year, which we completed with an EBITDA of $2.9 billion and net income of $2.0 billion on net sales of $12.0 billion. Free cash flow amounted to $2.0 billion, all of which was distributed to shareholders through dividends and share buy backs. We are proposing a further increase of the annual dividend per share of 7% over that for the previous year. At the same time, we maintained a net cash position of $3.3 billion.

In the USA and Canada, the year was marked by further oil and gas industry consolidation and productivity improvements, a lower rig count, and the extension of Section 232 tariffs to the imports of all steel products, including the steel bars we require for our seamless pipe operations at Bay City, and their subsequent increase to 50%.

In this environment, Tenaris raised the performance of its US production and supply chain system, with its Koppel steel shop, main pipe production plants at Bay City, Hickman and Ambridge and various pipe processing facilities acting in concert to achieve record levels of production and supply 90% of our US sales. In both the US and Canada, we strengthened our market position and extended the differentiation we offer under our Rig Direct® service model. As customers targeted operational efficiencies, we continued to develop and roll out our RunReady™ and well integrity services that support them by increasing safety and reliability at the well site.

Major oil and gas companies are seeking new production reserves to meet a more resilient long-term demand outlook, and are looking beyond the shales, to deepwater developments and exploration in frontier regions. Tenaris, with its capacity to develop products for complex operations and to support fast-track development with services and the integrated supply of advanced coated line pipe solutions at scale, is working with most of these companies as they develop such projects.

As new offshore projects are sanctioned around the world, we see many opportunities to renew our order backlog, while we execute on existing commitments. Currently, we are delivering casing for Shell’s Sparta 20K project in the US deepwater, extending our services for ExxonMobil’s operations in Guyana and preparing a service base for TotalEnergies GranMorgu development in Suriname, while planning the production of seamless and welded line pipe and coating for the third phase of TPAO’s Sakarya gas development in the Black Sea.

In Latin America, the Mexican government is taking steps to address the financial difficulties of Pemex, which took a toll on oil and gas drilling activity in the country last year, while, in Argentina, domestic companies have been able to raise $4 billion in financing to develop infrastructure and expand production and operations at the Vaca Muerta shale. We supplied the Vaca Muerta Sur pipeline and are currently supplying the Duplicar Norte pipeline. We are also investing to expand our new fracking and coiled tubing service business and expect to put a third set of equipment to work before the end of the year.

In Venezuela, following the intervention of the US government, we are resuming our service to Chevron’s operations and building up our service capabilities in the country to support future increases in drilling activity.

Annual Report 2025

In the Middle East, where many oil and gas operations are currently being affected, we consolidated our presence with the award of a long-term agreement for the supply of OCTG to the Northwest Field development in Qatar, while, in the Emirates, we enhanced our Rig Direct® service to ADNOC, delivering a record amount of OCTG. In Saudi Arabia, although conventional drilling activity was reduced during the year, we completed an expansion at our local large diameter facility from which we are supplying line pipe for the development of gas infrastructure, in addition to the OCTG we supply for Aramco’s drilling operations.

Our globally integrated industrial and supply chain operations have been key to our ability to respond effectively to the different events we faced during the year. We continue to invest in enhancing the efficiency and digital integration of these operations as well as reducing their environmental impact. This includes the integration of advanced AI capabilities into our industrial and administrative processes.

We made further progress towards our mid-term target of reducing the carbon emissions intensity of our operations as we brought our second wind farm in Argentina into operation. The two wind farms now supply essentially all of the energy requirements for our electric steel shop and operations in Campana.

As an industrial company, our commitment to the safety of our employees and the sustainability of our communities is absolute. Although our safety indicators have improved this year, we continue to reinforce our preventive actions and monitor our performance in these aspects.

The reach of our community education programs, which are focused on strengthening technical education and employment prospects, now extends to 18,000 students and teachers. Our Roberto Rocca Technical School in Campana, for example, opens its doors, to offer technical programs and the opportunity to receive internationally recognized technical qualifications, to almost four times as many students as its quota of full-time students. We have now decided to build a further Roberto Rocca Technical School in Veracruz to extend a network that also includes schools sponsored by our sister company Ternium in Monterrey, Mexico and Santa Cruz (RJ), Brazil.

Tenaris, with its presence across the world, competitive differentiation in product and service, the quality and compliance of its decentralized operations and the financial strength to support its strategy, remains well placed to confront an unpredictable and volatile future.

I would like to thank all our employees and the communities which sustain our operations for their constant commitment and engagement, that have made possible our results and achievements this year. I would also like to thank our customers and suppliers for their ongoing trust and support.

Sincerely,

/s/Paolo Rocca
Paolo Rocca
March 31, 2026

Annual Report 2025
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
  “BAT” refers to the best available technologies.
  “billion” refers to one thousand million, or 1,000,000,000.
  “BRL” refers to the Brazilian real.
  “CBAM” refers to the EU Carbon Border Adjustment Mechanism.
  “CCS” refers to carbon capture and storage.
  “DMA” refers to the Double Materiality Assessment.
  “EAF” refers to electric arc furnaces.
  “EC” refers to the European Commission.
  “EMS” refers to the Environmental Management System.
  “ESG” refers to Environmental, Social and Governance.
  “ESRS” refers to the European Sustainability Reporting Standards.
  “ETS” refers to the European Emissions Trading System.
  “EU” refers to the European Union.
  “EUR” refers to the Euro.
  “FCPA” refers to the U.S. Foreign Corrupt Practices Act.
  “GHG” refers to greenhouse gas.
  “IAS” refers to International Accounting Standard.
11

Annual Report 2025
  “IFRS” refers to International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
  “IPCC” refers to the Intergovernmental Panel on Climate Change.
  “ISO” refers to the International Organization for Standardization.
  “ksi” refers to kilopound per square inch.
  “LNG” refers to liquefied natural gas.
  “NYSE” refers to the New York Stock Exchange.
  “OCTG” refers to oil country tubular goods. See “Information on the Company - Business Overview - Our Products”.
  “OECD” refers to the Organization for Economic Co-operation and Development.
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
12

Annual Report 2025
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS differs in certain significant aspects from generally accepted accounting principles in the United States, commonly referred to as U.S. GAAP. Additionally, this annual report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit 15.2 for more details on these alternative performance measures.

We publish consolidated financial statements presented in increments of a thousand U.S. dollars. This annual report includes our audited consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).

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

Annual Report 2025

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

Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Risk Factors,” “Information on the Company,” “Operating and Financial Review and Prospects,” “Financial Information,” and “Quantitative and Qualitative Disclosure About Market Risk”.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe”, and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business and industry discussed under “Risk Factors”, including among them, the following:

  our ability to implement our business strategy and to adapt it adequately to tariffs and other changes in laws and regulations and, over the longer term, the energy transition;
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
  the impact of climate change legislation, including increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing GHG emissions;
  the physical risks resulting from climate change, including natural disasters, increased severity of extreme weather events, chronic climate changes and long-term shifts in weather patterns;
  our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
  our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
  the impact of the world’s economy on the energy sector in general, or our business and operations; and
  general macroeconomic conditions, including renewed inflation or high inflation rates, inflation containment measures and foreign exchange measures, as well as, international conflicts, particularly the escalation of the Middle East conflict, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes.

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

Annual Report 2025

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

Risks Relating to our Business and Industry

Sales and profitability may fall as a result of downturns in the international price of oil and gas and other factors and circumstances affecting the oil and gas industry

We are a global steel pipe manufacturer primarily focused on manufacturing products and providing related services for the oil and gas industry, which is a major consumer of high-specification steel pipe products worldwide. Demand for steel pipe products for the oil and gas industry has been historically volatile and depends primarily on the number of wells drilled, completed and reworked, and on well depth, length and drilling conditions. Exploration, development and production activity and related capital spending by oil and gas companies, including national oil companies, depends primarily on current and expected oil and gas prices and are sensitive to expectations for economic growth and resulting oil and gas demand. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations affect these prices. Specific factors that have had or are likely to have an impact on oil and gas prices and drilling activity include:

  developments in drilling technology, which have allowed producers in the United States, Canada and other countries to increase production from their reserves of tight oil and shale gas in response to changes in market conditions more rapidly than in the past;
  consolidation, drilling efficiencies and productivity gains in the U.S. oil and gas industry, which have impacted prices and overall drilling activity in North America; and
  government initiatives to reduce GHG emissions, which could affect oil and gas prices. For more information on risks relating to climate change regulations, see “Risk Factors - Risks Relating to Our Business and Industry - Climate change legislation, evolving ESG regulatory frameworks and the transition to a lower-carbon economy may reduce demand for our products and services, increase our costs and capital expenditures, and adversely affect our competitiveness, financial condition and reputation”.

When oil and gas prices fall, producers generally reduce production and exploration spending and purchase fewer steel pipe products. Major oil-and gas-producing nations and companies have frequently collaborated to balance oil supply (and thus prices) in the international markets, including through the OPEC, and the expanded group of producer countries known as OPEC+. Many of our customers are state-owned companies in OPEC member countries, and OPEC plays a significant role in trying to counter falling prices.

Annual Report 2025

Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition

We have significant operations and sales in multiple countries, and our business is exposed to political, economic, social, regulatory and security developments that are unpredictable and may vary significantly from jurisdiction to jurisdiction. These developments and risks include trade restrictions, inflation, devaluation, exchange controls, changes (including retroactive) in tax regimes, price controls, delays or denials of governmental approvals, labor disruptions, energy shortages, civil unrest, criminal violence, armed conflicts, sanctions and other geopolitical events. The occurrence of any of these events could disrupt our manufacturing operations or supply chain, reduce demand for our products and services, and adversely affect our financial condition and results of operations.

In particular, we have significant operations in Argentina and Mexico and are exposed to heightened economic, political and regulatory risks in those countries. Argentina has been historically subject to macroeconomic and political volatility, high levels of inflation, currency controls and devaluation, energy supply constraints and regulatory uncertainty. Such conditions have in the past, and may in the future, adversely affect our costs, margins, operations, ability to access foreign currency, repatriate funds or finance investments. For additional information on current Argentine exchange controls and restrictions, see “Legal and Financial Information - Additional Information - Exchange Controls”.

In Mexico, governmental influence over the economy and the energy sector, payment delays by state-owned customers, labor disruptions and changes in energy and regulatory frameworks could adversely affect our operations, cash flows and profitability. In particular, we maintain a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), a significant crude oil and condensate producers and one of our largest customers. Over the past years, Pemex has delayed payments beyond the agreed-upon due dates, resulting in a significant credit exposure to Pemex, although this was significantly reduced at the end of 2025. If Pemex defaults on its payment obligations or our exposure to Pemex increases to excessive levels, our revenues and profitability could be adversely affected. Our Mexican operations could also be affected by criminal violence, primarily due to the activities of drug cartels and related to organized crime which has been increasing in Mexico over the last years. Although the Mexican government has implemented various security measures and has strengthened its military and police forces, drug-related crime continues to exist in Mexico. Our business may be materially and adversely affected by these activities, their possible escalation and the violence associated with them.

In addition, armed conflicts and geopolitical tensions, particularly in the Middle East, and related sanctions, may disrupt global trade flows and sales to affected customers, increase energy and raw-material costs, affect supply availability, restrict transactions with certain counterparties, result in operational disruptions or asset impairments, and affect our delivery commitments, adversely affecting our results of operations and financial condition. In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG supply is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict. We maintain significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt our operations at these facilities, impair our ability to fulfill customer orders, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to our regional mills. The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia–Ukraine war. A sustained disruption to the Hormuz Strait could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for our products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain our sourcing alternatives and increase compliance costs.

Annual Report 2025

Climate change legislation, evolving ESG regulatory frameworks and the transition to a lower-carbon economy may reduce demand for our products and services, increase our costs and capital expenditures, and adversely affect our competitiveness, financial condition and reputation

Regulatory, investor, customer and social scrutiny of GHG emissions and climate-related impacts has increased globally. Governments and regulators in multiple jurisdictions have adopted, or are considering adopting, laws, regulations and policies aimed at reducing emissions, promoting the transition to a lower-carbon economy and expanding climate and sustainability-related disclosures. Government initiatives include carbon taxes or carbon-pricing systems (including the CBAM), “cap-and-trade” systems (like the ETS) and measures promoting renewable energy sources, or electric vehicles. These regulations are complex, evolving and, in some cases, inconsistent or conflicting across jurisdictions, increasing compliance burdens, costs and legal risks.

Climate-related regulatory uncertainty, including changes to disclosure regimes and emissions-related requirements, may further increase compliance complexity and costs. In addition, governments may adopt more stringent or abrupt policy, legal, technological or market measures to meet climate objectives.

We provide products and services to the oil and gas industry, which accounts for a significant portion of global GHG emissions. Existing and future climate-related legislation, carbon pricing mechanisms, emissions-reporting obligations, restrictions on fossil fuel development, government incentives for alternative energy sources and increasing competitiveness of renewable energy may reduce demand for oil and natural gas and, in turn, for our products and services. These developments may increase operating and compliance costs, require additional capital expenditures and adversely affect our market position.

Shifts in stakeholder expectations regarding climate-related performance and disclosures, and our ability to meet evolving regulatory, investor, customer and employee demands, may adversely affect our reputation, access to capital and results of operations.

The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past, and may in the future, adversely affect our operations and financial results

Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, extreme wind, fires, flooding or coastal storm surges have resulted, and may in the future result, in the shutdown of our facilities, evacuation of our employees, and activity disruptions at our clients’ well-sites or in our supply chain.

Chronic physical risks associated with climate change, including changes in precipitation patterns and increases in average temperatures and sea levels, may increase operating costs and capital expenditures resulting from facility damage, supply constraints, higher insurance costs or reduced availability of insurance, reduced production capacity, and asset impairments or early retirement. Occurrence of these risks could adversely affect our financial condition, results of operations and cash flows.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability

The global market for steel pipe products is highly competitive; key factors include price, quality, service and technology. Over the past two decades, substantial investments, especially in China but also in the United States and the Middle East, have increased production capacity of seamless steel pipe products, without a corresponding increase in demand, resulting in significant excess capacity, particularly for “commodity” or standard product grades. Production capacity for more specialized products has also increased. At the same time, the high capital costs and long lead times of the most complex projects, particularly deepwater, have slowed new developments in a context of lower and more volatile oil prices. Despite our efforts to differentiate our products and services, the competitive environment is expected to remain intense in the coming years and our ability to achieve effective competitive differentiation, vertically integrate, and provide value added services, will be critical.

In addition, unfairly traded steel pipe imports may affect markets in which Tenaris produces and sells, and we can give no assurance with respect to the imposition or maintenance of antidumping duties and tariffs or the effectiveness of any such measures.

Annual Report 2025

Our sales may be affected as a result of antidumping and countervailing duty proceedings or by the imposition of other import restrictions or local content requirements

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. We import OCTG and other products from our facilities in other countries to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. Antidumping or countervailing duty proceedings, any resulting penalties or any other form of import restriction can impede or make it more costly and restrict our access to important export markets for our products, thereby adversely impacting on our sales or limiting our opportunities for growth. For example, in October 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of OCTG imports from Argentina, Mexico, and Russia, which resulted in the payment of certain antidumping duty deposits, in the context of an ongoing process. Although the applicable antidumping duties were subsequently lowered, the determination of the final level of duties for any given period remains subject to uncertainty and the time taken to receive any refunds is subject to delays. For more information on this matter, please refer to note 27 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

In addition, several jurisdictions of significance within our business, such as Saudi Arabia, Brazil, Indonesia, Nigeria and the United Arab Emirates, have imposed or expanded local content requirements. Other mechanisms, such as the CBAM, could have a similar impact. For more information, see “Risk Factors - Risks Relating to Our Business and Industry - The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and adversely affect our business, financial condition and results of operations”. If countries impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. Therefore, if any of these risks materialize, we may not continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of tariffs and other international trade regulations

We are subject to tariffs and trade and customs laws and regulations governing shipment of goods and services across international borders. In addition, the EU, the United States and other countries impose requirements, recordkeeping and reporting obligations and, in certain cases, economic sanctions, to control, restrict or prohibit the import and export of certain goods and services. Certain governments have also imposed economic sanctions against certain countries, persons or other entities, such as sanctions that restrict or prohibit international commercial transactions involving Iran, Russia, Syria and Venezuela, and their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. International trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations. For example, tariffs imposed by the United States on steel imports and other tariffs, including potential retaliatory countermeasures from other countries or trade partners, are affecting market prices and dynamics, supply chains, and cost structures, and could result in a prolonged or escalated trade war. For more information on U.S. tariffs on steel imports, please see note 37 “Tariffs on steel and other imports in the United States and Canada” to our audited consolidated financial statements included in this annual report.

Annual Report 2025

Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability

The manufacture of seamless steel pipe products requires substantial amounts of steelmaking raw materials and energy; welded steel pipe products, in turn, are processed from steel coils and plates. The availability and pricing of a significant portion of the raw materials, including steel coils and plates, and energy we require are subject to supply and demand conditions, which can be volatile, and to tariffs and other government regulations, which can affect continuity of supply and prices. In addition, disruptions, restrictions or limited availability of energy resources in markets where we have significant operations could lead to higher costs of production and eventually to production cutbacks at our facilities in such markets. For example, the Russia-Ukraine war resulted in a spike in European energy costs, and, beginning in early 2024, we experienced some delays in the delivery times to our customers in relation to orders that had to be diverted because of the ongoing shipping disruption in the Red Sea. More recently, the escalation of the Middle East conflict is affecting energy costs, particularly in Europe, and disrupting shipping and deliveries to regional customers. For more information, please see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

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

Our results of operations and financial condition could be adversely affected by low levels of capacity utilization or failure to attract or retain a qualified workforce

Like other manufacturers of steel-related products, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly to fluctuations in product demand for several reasons, including operational constraints and regulatory restrictions. If demand for our products falls significantly, as was the case during past oil crises, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, as occurred during the COVID-19 pandemic, these costs may adversely affect our profitability and financial condition. Temporary suspensions of operations or closure of facilities in respect to these developments generally lead to layoffs of employees, which may in turn give rise to labor conflicts and impact operations. Cost containment measures may also affect profitability and result in restructuring charges and asset impairments.

In addition, increasing adoption of artificial intelligence and automation technologies in steel manufacturing and oilfield equipment production, maintenance and logistics may materially affect workforce needs, requiring reskilling and redeployment of employees, creating competition for artificial intelligence ("AI") skilled talent, and potentially reducing or eliminating certain roles; our inability to manage these transitions effectively could adversely affect productivity, employee relations, safety, and costs.

Annual Report 2025

In turn, in times of economic growth and high demand for our products we may not be able to retain qualified workforce or hire additional employees soon enough. Adoption of AI-enabled systems for inspection, welding, non-destructive testing, quality control, inventory management and predictive maintenance across our facilities and supply chain may also give rise to labor relation challenges, including resistance to changes in job content, demands for retraining or wage adjustments, and increased scrutiny in collective bargaining. Evolving laws and regulations governing the use of AI in the workplace, including requirements related to transparency, data privacy, bias and worker surveillance, could increase compliance costs and constrain deployment, and failure to comply could result in investigations, litigation or penalties. Competition for personnel with relevant AI, data and automation skills may intensify, increasing labor costs and affecting optimization initiatives.

Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholder demands for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

If we do not successfully implement our business strategy, including through acquisitions, strategic partnerships and capital investments, our growth, competitive position and profitability may suffer

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition by reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, while pursuing strategic investment opportunities. Any component of this strategy could cost more than anticipated (including due to increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. For example, we may fail to create sufficient differentiation in our Rig Direct® services to offset the added costs of providing such services, or be unable to find suitable investment opportunities, including acquisition targets that enable us to continue to grow and maintain or improve our competitive position.

Assessments of potential acquisitions, joint ventures, partnerships and capital investments necessarily rely on assumptions regarding timing, profitability, market conditions and customer behavior that may prove incorrect. Our past or future acquisitions, significant investments and alliances may not perform in line with expectations and could adversely affect our operations and profitability. Integration of acquired businesses can place new demands on our organization and personnel, disrupt ongoing activities and divert management attention. Moreover, we may acquire assets unrelated to our core business and may be unable to integrate them effectively or divest them on favorable terms.

These transactions are also subject to scrutiny by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Authorities are examining the effects of acquisitions more closely and may deny authorizations, impose conditions that may result in significant costs or deprive Tenaris of the advantages and expected synergies of acquisitions, or initiate investigation upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may prevent or delay transactions, which could have an adverse effect on our financial condition and results of operations.

Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. External factors -such as market volatility, shifts in customer capital spending, supply chain disruptions and the uncertain pace of the energy transition- could undermine anticipated benefits. Increased costs to decarbonize operations and develop new products, misallocated capital, or failure to realize anticipated synergies could harm our growth, competitive position, and profitability.

Annual Report 2025

Disruptions to our manufacturing processes could adversely impact our operations, affect customer service levels or our reputation, or expose us to liability and, consequently, adversely affect our financial results

Our steel pipe manufacturing processes depend on the operation of critical steelmaking equipment, such as EAF, continuous casters, rolling mills, heat treatment and various operations that support them, such as our power generation facilities. Despite the investments we make to maintain critical production equipment, such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions, floods, earthquakes, accidents and severe weather conditions.

Similarly, natural disasters or severe weather conditions, including those related to climate change, could significantly damage our production facilities and general infrastructure or affect the normal course of business. For example, our Mexican production facility in Veracruz is located in a region prone to earthquakes, and our Bay City facility in Texas, United States is located in an area prone to strong winds and hurricanes, and occasional floods. More generally, changing weather patterns and climatic conditions in recent years have added to the unpredictability and frequency of natural disasters. For more information on the risks associated with climate-change, see “Risk Factors - Risks Relating to Our Business and Industry - The physical risks resulting from climate change, including extreme weather conditions and shifts in weather patterns, have in the past, and may in the future, adversely affect our operations and financial results”.

Our operations may also be adversely affected as a result of work stoppages or other labor conflicts, as was the case, in the past, when our operations in Mexico were disrupted due to union-led stoppages resulting from an internal dispute within the local union. In addition, in some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant inflationary pressures and higher tax burdens could increase labor demands and could eventually generate higher levels of labor conflicts, which may result in operational disruptions.

Epidemics and other public health crises may also disrupt our operations, as was the case during 2020 as a result of the COVID-19 outbreak when some of our facilities or production lines were closed or shutdown.

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

Our results of operations and financial condition could be adversely affected by movements in exchange rates. In addition, particularly as a consequence of deteriorating market conditions, we may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets

As a global company, we manufacture and sell products throughout the world and a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk. Changes in currency values and foreign exchange regulations could adversely affect our financial condition and results of operations. For information on our foreign exchange rate risk, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure About Market Risk”.

In addition, a significant portion of our assets are subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to impairment tests following IAS 36. We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions.

Annual Report 2025

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results

We are subject to tax laws and regulations in multiple jurisdictions, and the integrated nature of our global operations may give rise to conflicting claims by tax authorities, including with respect to transfer pricing and the allocation of taxable profits among jurisdictions. Although many jurisdictions provide dispute resolution mechanisms under double taxation treaties, such processes may be lengthy, uncertain and may not fully eliminate double taxation.

Tax authorities worldwide have increased scrutiny of multinational groups, and ongoing changes to international tax frameworks, including initiatives led by the OECD, the European Union and other jurisdictions, have increased complexity, compliance obligations and the risk of tax disputes. We are subject to global minimum taxation regimes, including Pillar Two rules, which may result in additional tax liabilities, increased compliance costs and greater exposure to interpretation differences among tax authorities. The implementation, coordination and interaction of these regimes across jurisdictions remain evolving and uncertain.

Further changes in tax laws, regulations or their interpretation or enforcement, including those related to evolving international tax initiatives, could require adjustments to our organizational structure, increase the risk of audits and disputes, and result in additional taxes, penalties or interest. Any of these developments could adversely affect our profitability, financial condition and cash flows.

Failure to comply with anti-corruption laws and regulations could subject us to investigations, fines, penalties, litigation and reputational harm, and could adversely affect our sales, profitability and financial condition

We operate globally, including in jurisdictions with elevated corruption risks. Despite our commitment to conduct business ethically and in compliance with applicable anti-corruption laws, including the FCPA, the UK Bribery Act, and similar laws in other jurisdictions, we face the risk that our employees, agents, representatives, affiliates or other associated persons may engage in conduct that violates such laws. Many anti-corruption regimes impose strict liability on companies for the actions of third parties acting on their behalf, and we cannot assure that all past or future violations, including at acquired businesses, will be detected or prevented. Actual or alleged violations of anti-corruption laws could result in governmental investigations, significant management distraction, substantial fines, penalties or other sanctions, private litigation, increased compliance costs, and reputational damage, which could adversely affect our operations, revenues, profitability and financial condition.

For information on matters related to the Company Business Conduct Compliance Program, please refer to our website on the matter https://www.tenaris.com/en/sustainability/governance-and-ethics/. Information contained in or otherwise accessible through our Internet website is not a part of this annual report. For information on matters related to the Petrobras-related proceedings and claims, please see note 27 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report.

The cost of complying with environmental regulations and potential environmental and product liabilities may increase our operating costs and adversely affect our business, financial condition and results of operations

We are subject to extensive and evolving environmental, health and safety laws and regulations in the jurisdictions in which we operate, including those relating to hazardous materials, air emissions, water discharges, and waste management. Environmental requirements have become increasingly complex, stringent, and costly to implement, vary significantly across jurisdictions, and may place us at a competitive disadvantage relative to competitors operating in jurisdictions with less stringent standards. Compliance costs and the impact of future regulatory changes are often uncertain and may require significant capital expenditure or remediation costs.

Certain environmental laws impose strict, joint and several liability for environmental damage, remediation, and threats to public health, regardless of fault or compliance at the time of the activity. As a result, we may be exposed to liabilities arising from environmental incidents, conditions, or activities caused by third parties or from historical operations. Environmental incidents or accidents, even if promptly addressed, could result in regulatory actions, remediation obligations, reputational harm and operational disruptions.

Annual Report 2025

In addition, trade-related environmental measures, such as carbon pricing and border adjustment mechanisms, including the CBAM, may increase compliance costs, administrative burdens and the cost of accessing certain markets.

Our oil and gas casing, tubing, and line pipe products are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risk. Product defects or failures, including well failures, line pipe leaks, blowouts, bursts and fires, could result in personal injury, property damage, environmental pollution, production losses and related liabilities, adversely affecting our results of operations and financial condition.

We warrant our products in accordance with customer specifications and, as we expand our service offerings, may be required to warrant that products and services are fit for their intended purpose. Actual or alleged defects in our products or services could result in warranty or product liability claims, including claims for damages or losses suffered by customers.

Our insurance coverage may be limited, unavailable or insufficient to cover all potential claims, including in cases of gross negligence or willful misconduct. In addition, our sales of tubes and components to the automotive industry expose us to product liability risks, including potential liability for vehicle recalls, which could adversely affect our financial condition and results of operations.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could adversely affect our competitive advantage and financial results

Some of our products, services, and processes are protected by patents, pending patent applications, or trade secrets. Our business may be adversely affected if such protections are unenforceable, insufficient or denied, or if our trade secrets are not adequately protected. In addition, competitors may independently develop similar technologies without infringing our intellectual property, which could adversely affect our revenues, financial condition, results of operations, and cash flows.

Cyberattacks could have a material adverse impact on our business and results of operations

We rely heavily on information systems, and cyber threats are persistent, evolving, and often beyond our control. Despite significant investments in security, monitoring, and response, we experience cyber incidents in the normal course of business. The growing availability and use of artificial intelligence amplifies adversarial capabilities and increases the likelihood, scale, and sophistication of attacks. There can be no assurance that our defenses will prevent or limit the effects of cyber incidents. We remain vulnerable to unauthorized access, loss, destruction, corruption, or misuse of data; compromise of credentials and identities; system and network outages; programming or employee errors; and dishonest or malicious behavior. Threats may also arise from third parties and the broader ecosystem, including suppliers, service providers, and customers, where we do not control the effectiveness of their safeguards.

Supply chain complexity heightens the risk of propagation across Tenaris’s environment. If critical third parties are affected, or if our own safeguards are circumvented or breached, consequences could include disruption of operations and manufacturing, loss of access to critical systems and financial reporting, compromise of intellectual property and customer data, failure to meet customer requirements, reputational damage, regulatory investigations, fines and penalties (including for personal data protection and breach notification), safety and environmental impacts, and other financial losses. The dynamic threat landscape may also require continued increases in resources to enhance prevention, detection, response, and recovery capabilities.

We do not currently maintain standalone cyber insurance, and existing property and general liability policies may not adequately cover cyber-related losses. Investigations and remediation following an incident can be prolonged, during which the full scope of harm may be unknown and certain issues may recur. Additionally, failure to timely monitor and address technology obsolescence could increase costs and operational risk.

Regulatory developments, including restrictions on ransomware payments and related facilitation, may limit our options for responding to certain attacks.

For more information on cybersecurity, please refer to “Legal and Financial Information - Cybersecurity”.

Annual Report 2025

Risks Relating to our Structure

Our dividend payments depend on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations or tax changes

The Company is a holding company and conducts all its operations through subsidiaries. Dividends or other intercompany transfers of funds from those subsidiaries are our primary source of funds to pay its expenses, debt service and dividends and to repurchase shares or ADSs.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition. If earnings and cash flows of our operating subsidiaries are substantially reduced, the Company may not be in a position to meet its operational needs or to pay dividends. In addition, such dividends and other payments could be restricted by applicable corporate and other laws and regulations, including those imposing foreign exchange controls or restrictions on the repatriation of capital or the making of dividend payments, and agreements and commitments of such subsidiaries.

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

Our controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders

As of December 31, 2025, San Faustin beneficially owned 66.13% of the Company’s issued share capital, and 70.07% of the voting rights. Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”) holds voting rights in San Faustin sufficient to control San Faustin. As a result, RP STAK is indirectly able to elect a substantial majority of the members of the Company’s board of directors and has the power to determine the outcome of most actions requiring shareholder approval, including, subject to the requirements of Luxembourg law, the payment of dividends. The decisions of the controlling shareholder may not reflect the will or best interest of other shareholders. In addition, the Company’s articles of association permit the Company’s board of directors to waive, limit or suppress preemptive rights in certain cases. Accordingly, the Company’s controlling shareholder may cause its board of directors to approve in certain cases an issuance of shares for consideration without preemptive rights, thereby diluting the minority interest in the Company. See “Risk Factors - Risks Relating to shares and ADSs - Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases”.

Risks Relating to shares and ADSs

Holders of shares or ADSs may not have access to as much information about the Company as they would in the case of a U.S. domestic issuer

There may be less publicly available information about the Company than is regularly published by or about U.S. domestic issuers. Also, corporate and securities regulations governing Luxembourg companies may not be as extensive as those in effect in other jurisdictions and U.S. securities regulations applicable to foreign private issuers, such as the Company, differ in certain respects from those applicable to U.S. domestic issuers. Furthermore, IFRS, the accounting standards in accordance with which the Company prepares its consolidated financial statements, differ in certain material aspects from U.S. GAAP. For a summary of the significant ways in which the Company’s corporate governance practices differ from the corporate governance standards required for domestic companies by the New York Stock Exchange (“NYSE”), see “Information on the Company - Corporate Governance Statement - Summary of differences with NYSE standards”.

Annual Report 2025

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders

Certain shareholders’ rights under Luxembourg law, including the rights to participate and vote at general meetings of shareholders, to include items on the agenda for the general meetings of shareholders, to receive dividends and distributions, to bring actions, to examine our books and records and to exercise appraisal rights may not be available to holders of ADSs, or may be subject to restrictions and special procedures for their exercise, as holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. The Depositary, through its custodian agent, is the registered shareholder of the deposited shares underlying the ADSs, and therefore only the Depositary can exercise the shareholders’ rights in connection with the deposited shares. For example, if the Company makes a distribution in the form of securities, the Depositary is allowed, at its discretion, to sell the right to acquire those securities on behalf of the shareholders and to instead distribute the net proceeds to them. Also, under certain circumstances, such as the Company’s failure to provide the Depositary with voting materials on a timely basis, you may not be able to vote at general meetings of shareholders by giving instructions to the Depositary. If the Depositary does not receive voting instructions from the holder of ADSs by the prescribed deadline, or the instructions are not in proper form, then the Depositary shall deem such holder of ADSs to have instructed the Depositary to vote the underlying shares represented by ADSs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue), for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares represented by ADSs in favor of any proposals or recommendations of the Company. Under the ADS deposit agreement, no instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADSs.

Holders of shares and ADSs in the United States may not be able to exercise preemptive rights in certain cases

Pursuant to Luxembourg corporate law, existing shareholders of the Company are generally entitled to preferential subscription rights (preemptive rights) in the event of capital increases and issues of shares against cash contributions. Under the Company’s articles of association, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights. Notwithstanding the waiver of any preemptive subscription rights, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the preemptive subscription rights of existing shareholders, except (i) any issuance of shares (including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and (ii) any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries or its affiliates (or, collectively, the beneficiaries), including without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit). For further details, see “Information on the Company - Corporate Governance Statement - Corporate Governance”.

Holders of ADSs in the United States may, in any event, not be able to exercise any preemptive rights, if granted, for shares underlying their ADSs unless additional shares and ADSs are registered under the U.S. Securities Act of 1933, as amended, ("Securities Act"), with respect to those rights, or an exemption from the registration requirements of the Securities Act is available. The Company intends to evaluate, at the time of any rights offering, the costs and potential liabilities associated with the exercise by holders of shares and ADSs of the preemptive rights for shares, and any other factors it considers appropriate at the time, and then to make a decision as to whether to register additional shares. The Company may decide not to register any additional shares, requiring a sale by the Depositary of the holders’ rights and a distribution of the proceeds thereof. Should the Depositary not be permitted or otherwise be unable to sell preemptive rights, the rights may be allowed to lapse with no consideration to be received by the holders of the ADSs.

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

Annual Report 2025

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

Annual Report 2025

Although our operations are mainly focused on serving the oil & gas industry, we supply pipes and tubular components for non-energy applications. We also develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bioenergy) power plants, hydrogen storage and transportation, and carbon capture and storage ("CCS").

Through an integrated global network of R&D, manufacturing, and service facilities, and a team of around 25,000 people worldwide, we work with our customers to meet their needs in a timely manner, delivering the highest levels of product performance and reliability.

Annual Report 2025

History and Development of the Company

The Company

The Company is a société anonyme organized under the laws of the Grand Duchy of Luxembourg established on December 17, 2001. The Company’s registered office is located at 26 Boulevard Royal, 4th Floor, L-2449, Luxembourg. Its agent for U.S. federal securities law purposes is Tenaris Global Services (U.S.A.) Corporation ("TEUS"), located at 2200 West Loop South, Suite 400, Houston, TX 77027.

Tenaris

Tenaris began in 1948 with the formation of Siderca, then Argentina’s sole producer of seamless steel pipe products, founded by San Faustin’s predecessor. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic acquisitions and investments. As of the date of this annual report, our investments include controlling interests in several manufacturing companies:

  Siat S.A. ("Siat"), an Argentine welded steel pipe manufacturer;
  Tamsa S.A. de C.V. ("Tamsa"), the sole Mexican producer of seamless steel pipe products;
  Dalmine S.p.A. ("Dalmine"), a leading Italian producer of seamless steel pipe products;
  Confab Industrial S.A. ("Confab"), the leading Brazilian producer of welded steel pipe products;
  Algoma Tubes Inc. ("AlgomaTubes"), a Canadian producer of seamless and welded steel pipe products;
  S.C. Silcotub S.A. ("Silcotub"), a leading Romanian producer of seamless steel pipe products;
  Maverick Tube Corporation ("Maverick"), a U.S. producer of seamless and welded steel pipe products;
  Tenaris TuboCaribe Ltda. ("TuboCaribe"), a welded pipe mill producing OCTG products, including the finishing of welded and seamless pipes, line pipe products, and couplings, in Colombia;
  Hydril Company ("Hydril"), a North American manufacturer of premium connection products for oil and gas drilling and production;
  PT Seamless Pipe Indonesia Jaya ("SPIJ"), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities;
  Tenaris Qingdao Steel Pipes Ltd. ("Tenaris Qingdao"), a Chinese producer of premium joints, couplings, and tubular components for airbags;
  Pipe Coaters Nigeria Ltd. ("Pipe Coaters"), a leading company in the Nigerian coating industry;
  Tenaris Bay City Inc. ("Tenaris Bay City"), a state-of-the-art seamless pipe mill in Bay City, Texas;
  Saudi Steel Pipe Company ("SSPC"), a Saudi producer of welded steel pipe products;
  IPSCO Tubulars ("IPSCO"), a North American manufacturer of seamless and welded steel pipes;
  Tenaris Baogang Baotou Steel Pipes, Ltd. ("TBSP"), a Chinese company that owns a premium connection threading facility in Baotou, China, in which we hold a 60% interest;
  Global Pipe Company ("GPC"), a Saudi company that manufactures longitudinal submerged arc welded ("LSAW") pipes;
  Coating businesses in various countries, including Shawcor companies (“TenarisShawcor”), which hold the pipe coating business acquired from Mattr Corporation’s ("Mattr");
  Oilfield Services S.A. ("Oilfield Services"), an Argentine company providing oilfield and hydraulic fracturing services; and
  Sucker rods businesses in various countries.
28

Annual Report 2025

In addition, we hold a 50% participation in Exiros B.V. ("Exiros"), a Dutch company that manages a network of specialized procurement companies, with our affiliate Ternium S.A. ("Ternium") holding the remaining 50%.

We also hold strategic interests in:

  Ternium, one of the leading flat steel producers of the Americas with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States, and Central America;
  Usinas Siderúrgicas De Minas Gerais S.A. ("Usiminas"), a Brazilian producer of high-quality flat steel products used in the energy, automotive, and other industries; and
  Techgen S.A. de C.V. ("Techgen"), an electric power plant in Mexico.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets, as well as a global network of R&D centers.

For information on Tenaris’s principal capital expenditures and divestitures, see "Information on the Company - Business Overview - Capital Expenditure Program".

Business Overview

Our business strategy is to consolidate our position as a leading global supplier of integrated product and service solutions to the energy and other industries, and to adapt to the energy transition by reducing the carbon emissions in our operations and by developing and supplying products and services for low-carbon energy applications by:

  pursuing strategic investment opportunities in order to further strengthen our presence in local and global markets and expand our range of products and services;
  expanding our comprehensive range of products and developing new products designed to meet the needs of customers operating in challenging environments, including low-carbon energy applications, such as hydrogen and CCS;
  enhancing our offering of services, including technical, digital, and supply chain integration services designed to enable customers to optimize well planning and well integrity, simplify operations, and reduce overall operating costs; and
  securing an adequate supply of production inputs and reducing the manufacturing costs and carbon intensity of our core products.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions to expand our operations and presence in select markets, broaden our range of products and services, enhance our global competitive position, and capitalize on potential operational synergies. At the end of 2023, for example, we acquired the global pipe-coating business of Mattr, which has enhanced our range of pipe-coating technologies and reinforced our capability to provide integrated pipe and coating solutions for offshore pipelines. In 2025, we acquired a scrap processing business in Beaver Falls in Pennsylvania, United States.

Annual Report 2025

Expanding our product range including developing new products for the energy transition

We have developed an extensive range of high-value products suitable for most of our customers’ operations through our network of specialized R&D facilities and investments in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in challenging environments, including low-carbon applications associated with the energy transition.

As suppliers of tubular products and services to the energy industry, we see the ongoing energy transition as an important opportunity to develop new products and services for potentially fast-growing segments like hydrogen transportation and storage, CCS and geothermal installations. We have developed a range of technologies that are particularly suited for use in hydrogen storage and transportation, where we have seen demand for large, high-pressure vessels used in the build out of hydrogen refueling stations for heavy-duty vehicles and buses in various parts of the world. We are also seeing increasing customer interest in developing CCS and geothermal projects.

Enhancing our offering of technical, digital, and supply-chain integration services - Rig Direct® - and extending its global deployment

We continue to enhance our Rig Direct® services offering and extend its deployment worldwide. For many years, we have provided these services-managing customer inventories and supplying pipes directly to their rigs on a just-in-time basis, complemented by technical advice and assistance on the material selection and field use in Mexico and Argentina. In response to changes in market conditions and customer’s increased focus on reducing costs and improving the operational efficiency, we have expanded the scope and deployment of our Rig Direct® services across North America and other markets worldwide, including Colombia, North Sea, Romania and the United Arab Emirates, which now include digital solutions and more extensive supply-chain integration services. Through the supply of Rig Direct® services, we seek to integrate our operations with those of our customers, using digital technologies to shorten the supply chain and simplify operational and administrative processes, and providing technical services for well planning and well integrity to reduce costs, improve safety, and minimize environmental impact. They are also designed to differentiate us from our competitors and further strengthen our relationships with customers worldwide under long-term agreements.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs and to gain access to new sources of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products and reduce the carbon emissions intensity of our operations over the long term. We aim to achieve a vertically integrated value chain for our production. To this end, we purchase most of our supplies through Exiros, a specialized procurement company the ownership of which we share with Ternium. Exiros provides end-to-end procurement solutions, supplier sourcing, category-managed purchasing, suppliers’ performance management, and inventory management.

Our Competitive Strengths

We believe our main competitive strengths include:

  our global production, commercial, distribution and service capabilities, offering a full product range with flexible supply options backed up by local service capabilities in key oil and gas producing and industrial regions around the world;
  our ability to develop, design and manufacture technologically advanced products and provide integrated services;
  our solid and diversified customer base and long-standing relationships with major international oil and gas companies, together with strong and stable market shares in most of the countries in which we have manufacturing operations;
  our proximity to our customers;
  our highly talented management;
  our global workforce with diverse cultural backgrounds, knowledge and skills;
  our cost-competitive operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and a solid track-record of operating experience; and
  our strong financial condition.
30

Annual Report 2025

Business Segments

Tenaris has one major business segment, “Tubes”, which is also the reportable operating segment. All other business activities and operating segments that are not required to be separately reported, are disclosed within the “Others” segment.

The Tubes segment includes the production and sale of steel tubular products and related services mainly for the oil and gas industry, particularly OCTG used in drilling operations, line pipe used in transportation and processing activities and mechanical and structural tubes for other industrial applications, with production processes that consist in the production and transformation of steel into tubular products. Business activities included in this segment depend mainly on the global oil and gas industry, as major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, as well as the depth and drilling conditions of those wells. Major oil and gas companies have been adapting their strategies and some have allocated investments to renewable energies in response to the energy transition, while maintaining their capability to meet market demand for oil and gas and reducing the emissions from their operations. As the energy transition advances over the longer-term, demand for our products and services from low-carbon energy applications, such as geothermal, hydrogen, and CCS, is expected to increase, while demand for oil and gas applications may decrease.

Sales are generally made to end users, with exports being handled through a centrally managed global distribution network, while domestic sales are made through local subsidiaries.

The “Others” segment includes all business activities related to oilfield and hydraulic fracturing services, the production and sale of sucker rods, coiled tubing, tubes used for plumbing and construction applications and others as energy and raw materials that exceed internal requirements.

For more information on our business segments, see “II C. Accounting Policies - Segment information” to our audited consolidated financial statements included in this annual report.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe, and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as OCTG. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coatings, threading and couplings. For more complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used. In addition to oil and gas applications, many of our products can also be used in low-carbon energy applications, such as geothermal, hydrogen, and CCS.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks, and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gases and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production, and several other industrial applications.

Annual Report 2025

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high-pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections and following the integration of the premium connections business of Hydril, we have marketed our premium connection products under the “TenarisHydril” brand name.

Pipe coatings. Concrete weight, anti-corrosion, thermal insulation, and flow assurance coatings for offshore and onshore pipelines.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other products and services. We also manufacture sucker rods used in oil extraction activities, tubes used for plumbing and construction applications, provide oilfield and hydraulic fracturing services, and engage in other activities, such as the sale of energy and raw materials that exceed our internal requirements.

Production Process and Facilities

We operate relatively cost-competitive production facilities, which we believe is the result of:

  state-of-the-art, strategically located plants;
  favorable access to high quality raw materials, energy, and labor at competitive costs;
  operating history of more than 70 years, which translates into solid industrial know-how;
  constant benchmarking and best practices sharing across our facilities;
  increasing specialization of each of our facilities in specific product ranges; and
  extensive use of digital technologies in our production processes.

Our seamless pipe production and processing facilities are located in North and South America, Europe, and Asia. Our welded pipe production facilities are located in North and South America and in Saudi Arabia. We also produce steel bars in the United States, Mexico, Argentina, Italy, and Romania using the scrap-based electric arc furnace process that results in relatively low carbon emissions compared to primary steelmaking processes. In addition to pipe threading and finishing facilities at our integrated pipe production facilities, we have additional pipe and/or pipe accessory threading facilities that manufacture products in accordance with the American Petroleum Institute (“API”) specifications, and we produce premium joints in Canada, China, Ecuador, Indonesia, Kazakhstan, Nigeria, Saudi Arabia, the United Arab Emirates, the United Kingdom, and the United States. We produce couplings in Argentina, China, Colombia, Indonesia, Mexico, and Romania, and pipe fittings in Mexico. We also have a global network of pipe coating plants in United States, Canada, Mexico, Norway, Indonesia, United Arab Emirates, Brazil, Argentina, Nigeria, Italy, Saudi Arabia, and Colombia.

In addition, we have sucker rods production facilities in Argentina, Brazil, Mexico, Romania, and the United States, and a coiled tubing production facility in the United States.

Annual Report 2025

The following table shows our aggregate installed production capacity of seamless and welded steel pipes and steel bars at the dates indicated as well as the aggregate actual production volumes for the periods indicated.

	At or for the year ended December 31,
	2025	2024	2023
Thousands of tons
Steel Bars
Effective Capacity (annual) (1)	4,485	4,485	4,485
Actual Production	3,531	3,594	3,726
Tubes - Seamless
Effective Capacity (annual) (1)	4,743	4,677	4,677
Actual Production	3,093	3,229	3,188
Tubes - Welded
Effective Capacity (annual) (1)	4,020	4,020	4,190
Actual Production	833	806	953

________________________

(1)              Effective annual production capacity is calculated based on standard productivity of production lines, theoretical product mix allocations, the maximum number of possible working shifts and a continued flow of supplies to the production process.

In 2025, the capacity of seamless tubes increased due to efficiency increases in our Bay City seamless mill.

Production Facilities - Tubes

North America

In the United States, we have one steel shop, two seamless pipe rolling mills, four welded pipe manufacturing facilities, five threading plants and two coating plants; in Mexico, a fully integrated seamless pipe manufacturing facility, a threading plant, a pipe fittings facility, and two coating plants; and in Canada an integrated facility with capacity for seamless and welded pipes, two coating plants and a threading plant.

United States

In the United States we have the following production facilities:

Koppel, Pennsylvania: Acquired in 2020, the facility is located on an area of 89 hectares and consists of a steel shop with an annual production capacity of 430,000 tons of steel bars and a heat treatment line. This facility supplies steel bars both to our Bay City and Ambridge seamless pipe rolling mills but has insufficient capacity to supply the full steel requirements of both mills, whose steel requirements are supplemented by imports of steel bars from our other steel mills in Romania, Argentina, Mexico and Italy and purchases from third party domestic mills. In 2025, we acquired a scrap processing business to serve this facility.

Bay City, Texas: Our 1.2 million square feet greenfield seamless mill is located on an area of 552 hectares. The facility is the result of an investment of $1.8 billion and includes a state-of-the-art rolling mill with a capacity of 823,000 tons per year (with an outside diameter range of 4 ½ to 9 5/8 inches), as well as a heat treatment line, a finishing line and a logistics center.

Annual Report 2025

The Bay City facility comprises:

  a retained mandrel PQF mill;
  a fully automated intermediate warehouse;
  a heat treatment line; and
  a finishing line.

Ambridge, Pennsylvania: A seamless rolling mill located on an area of 19 hectares, with a capacity of 357,000 tons per year (with an outside diameter range of 2 3⁄8 to 6 inches).

Hickman, Arkansas: This facility, which is our main U.S. welded production facility and covers an area of 78 hectares, processes steel coils to produce electric resistance welded (“ERW”) OCTG and line pipe with an outside diameter range from 2 3⁄8 to 16 inches and has an annual production capacity of 940,000 tons. It includes:

  a plant comprising two welding lines producing 2 3⁄8 to 5 1⁄2 inches API products with two finishing lines and two heat treatment lines;
  a plant comprising of a welding line producing 6 to 16 inches API products and a finishing line; and
  a coating facility for coating sizes up to 16 inches.

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

Annual Report 2025

We have facilities for heat treatment, threading and finishing pipes in Houston, Texas and Brookfield, Ohio.

In addition, we have a coating facility in Channelview, Texas.

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

In Veracruz, located near our fully integrated seamless pipe manufacturing facility, we have a threading plant, which produces premium connections and accessories. In addition, we have a coating plant in the city of Veracruz, and one in Coatzacoalcos, in the state of Veracruz.

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

For seamless, the effective annual production capacity is 371,000 tons with an outside diameter range of 3 1⁄2 to 9 7⁄8 inches. We mainly use steel bars produced by our facilities in Romania, Italy, Mexico and Argentina.

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

South America

In Argentina, we have a fully integrated seamless pipe facility. In addition, we have welded pipe manufacturing facilities in Argentina, Brazil and Colombia as well as heat treatment and finishing facilities in Colombia that process seamless pipes.

Annual Report 2025

Argentina

Our principal manufacturing facility in South America is a fully integrated plant on the banks of the Paraná River, near the city of Campana, approximately 80 kilometers north from the city of Buenos Aires, Argentina. Situated over 300 hectares, the plant includes a state-of-the-art seamless pipe facility and has an effective annual production capacity of 794,000 tons of seamless steel pipe (with an outside diameter range of 1 1⁄4 to 10 3⁄4 inches) and 1,300,000 tons of steel bars.

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

Our local electric energy requirements are currently satisfied through two wind farms with a total capacity close to 200 megawatts (“MW”), the second of which began operations in September 2025 and whose power is delivered through the interconnected national grid, and a 35 MW power generating plant located within the Campana facility. Our local electric energy requirements are supplemented by purchases in the local market.

In addition to our main integrated seamless pipe facility, we also have two welded pipe manufacturing facilities in Argentina. One is located at Valentín Alsina, south of the city of Buenos Aires. This facility includes ERW, submerged arc welding (“SAW”) rolling mills, with one spiral line and a coating line. The facility processes steel coils and plates to produce welded steel pipes with an outside diameter range of 4 1⁄2 to 80 inches, which are used for the conveying of fluids at low, medium and high pressure and for mechanical and structural purposes. The facility has an annual production capacity of 620,000 tons. The other welded facility, located at Villa Constitución in the province of Santa Fe, has an annual production capacity of 123,000 tons of welded pipes with an outside diameter range of 1 to 8 inches.

 Brazil

In Brazil, we have the Confab welded pipe manufacturing facility, located in Pindamonhangaba and Moreira Cesar, 160 kilometers northeast of the city of São Paulo. The two sites have a combined area of around 150 hectares and include an ERW rolling mill, a SAW longitudinal rolling mill, as well as pipe finishing and coating lines. The facility processes steel coils and plates to produce welded steel pipes with an outside diameter range from 5 1⁄2 to 48 inches for various applications, including OCTG and Line Pipe for oil, petrochemical, and gas applications. In addition to weld-on connectors for conductor casings, the facility also supplies anticorrosive coating made of extruded polyethylene or polypropylene, external fusion bonded epoxy, thermal insulation, concrete weight coating and paint for internal pipe coating. The facility has an annual production capacity of 654,000 tons.

Colombia and Ecuador

In Colombia, we have TuboCaribe, a welded pipe manufacturing facility in Cartagena, on an area of 60 hectares, with an estimated annual ERW production capacity of 105,000 tons. The facility also includes a state-of-the-art finishing plant for seamless pipes, with a total estimated annual finishing capacity of 250,000 tons.

This facility produces OCTG and line pipe products with an outside diameter range of 2 3⁄8 to 9 5⁄8 inches, and includes two ERW mills, one heat treatment line, one slotting line and two threading lines, including capacity for premium connections. Inspection lines and materials testing laboratories complete the production facility. A 2 to 24 inches diameter multilayer coating facility complements our line pipe production facilities.

In addition, we have a coupling shop with inspection and finishing lines. The shop has an estimated annual production capacity of 2.3 million pieces, including API and premium threads.

In Ecuador, we have a threading and finishing facility with an annual capacity of 35,000 tons, and a service center which is designed to support our Rig Direct® strategy, both situated in Machachi.

Annual Report 2025

Europe

In Europe, we have several seamless pipe manufacturing facilities in Italy and one in Romania, and a premium connection threading facility in the United Kingdom. We also have coating facilities in Norway and Italy.

Italy

Our principal manufacturing facility in Europe is an integrated plant located in the town of Dalmine, in the industrial area of Bergamo, about 40 kilometers from Milan in northern Italy. Situated on an area of 150 hectares, the plant includes a state-of-the-art seamless pipe mill and has an annual production capacity of 766,000 tons of seamless steel pipes with an outside diameter range of 5.7 to 28 inches, mainly from carbon, low alloy, and high alloy steels for diverse applications. The facility also includes a steel shop with a capacity of 935,000 tons of steel bars for processing at our facilities in Italy and elsewhere.

The Dalmine facility comprises:

  a steel shop, including an electric arc furnace, three ladle furnaces, two vacuum degassing and two continuous casters with their dedicated cooling beds;
  a retained mandrel mill with two in-line-high-productivity finishing lines including one heat treatment;
  a rotary expander with a finishing line including a heat treatment; and
  two premium connection threading lines.

We have a second seamless pipe production facility, located in Arcore, about 25 kilometers from Milan in northern Italy. The Arcore facility, covers an area of approximately 26 hectares and comprises a Diescher mill with associated finishing lines. Production is concentrated in heavy-wall mechanical pipes with an outside diameter range of 1.89 to 8.62 inches. The Arcore facility has an annual production capacity of 144,000 tons.

In addition to the facilities mentioned above, we also have:

  the Costa Volpino facility, which comprises a cold-drawing mill and an auto components facility producing cold-drawn carbon, low alloy and high alloy steel pipes with an outside diameter range of 0.47 to 15 inches, mainly for automotive, mechanical and machinery companies in Europe. The Costa Volpino facility has an annual production capacity of 55,000 tons;
  a facility at Sabbio, which manufactures gas cylinders with an annual production capacity of 14,000 tons or 270,000 pieces, and a large vessels plant inside the Dalmine facility, with a production capacity of around 2,500 finished pieces per year; and
  a coating facility located in Villamarzana, comprising land, anticorrosion equipment and utilities. This facility is located approximately 200 kilometers from our Dalmine plant and is close to the main Adriatic ports used for our exports. The facility covers an area of approximately 5 hectares and covers the full range of anticorrosion solutions for the oil and gas industry.

In order to reduce the cost of electrical energy at our operations in Dalmine, we operate a gas-fired, combined heat and power station with a capacity of 120 MW in Dalmine. Our operations in Dalmine consume a share of the power generated at the power station, which has sufficient capacity to meet almost the entire electric power requirements of these operations. The additional energy needed to cover consumption peaks and the excess energy produced are purchased from and sold to the market, while heat is sold for district heating.

Annual Report 2025

Romania

We have a seamless steel pipe manufacturing facility in northwest Romania, on an area of approximately 37 hectares, located in the city of Zalau, 530 kilometers from Bucharest. The seamless facility includes a hot rolling mill and has an annual production capacity of 258,000 tons of seamless pipes. The plant produces carbon and alloy steel tubes with an outside diameter range of 0.84 to 6.26 inches for hot rolled tubes and 0.625 to 4.72 inches for cold-drawn tubes.

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

United Kingdom

We have a premium line threading facility, located in Aberdeen, in the north of the United Kingdom. The facility covers an area of 2 hectares. Production is concentrated in corrosion resistant alloys (“CRA”) grades, local accessories original equipment manufacturing and a hub to service customers working in the North Sea region. The facility has an annual production capacity of 24,000 pieces, with a production range of 2 3⁄8 to 20 inches.

Asia Pacific, Middle East and Africa

In Asia Pacific, Middle East and Africa, we have two welded pipe manufacturing facilities in Saudi Arabia. We also have premium threading facilities in Saudi Arabia, the United Arab Emirates, China, Indonesia, Kazakhstan and Nigeria, premium joints and couplings facilities in China and Nigeria, and coating facilities in Saudi Arabia, the United Arab Emirates and Indonesia.

Saudi Arabia

We have a controlling participation interest in SSPC, a welded steel pipe producer, which operates two production lines and produces welded pipes for the local oil & gas industry (OCTG and line pipe) and for the industrial and construction sectors. The facility is located in Dammam, Saudi Arabia on an area of approximately 100 hectares. It has an annual capacity of 390,000 tons, covering a diameter range from 2 to 20 inches. We also have a threading facility for the production of premium joints and accessories in Saudi Arabia, with an annual production capacity of 120,000 tons.

SSPC holds a 57.3% interest in GPC, a company established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes, with two lines covering a diameter range from 16 to 62 inches and an annual capacity of 407,000 tons.

Annual Report 2025

United Arab Emirates

In the United Arab Emirates, we have a state-of-the-art threading facility in Abu Dhabi, on an area of approximately 20 hectares, with an annual finishing capacity of 70,000 tons. Tenaris’s facility is the first local OCTG threading facility of its scale in the United Arab Emirates that can cater to Abu Dhabi National Oil Company’s (“ADNOC”) premium technology demand. We also have a coating facility in Ras Al Khaimah.

China

We own a facility for the production of premium joints, accessories and couplings in Qingdao, on the east coast of China. The facility has an annual production capacity of 40,000 tons of premium joints. Additionally, we have a facility that produces components for the local automotive industry located in Qingdao.

Additionally, under an agreement with Baogang Steel Pipes (“Baogang”), we operate TBSP, which owns a premium connection threading plant to produce OCTG products in Baotou, China, with an annual capacity of 45,000 tons. Tenaris holds a 60% interest in TBSP, while Baogang owns the remaining 40%.

Indonesia

We hold 89.17% of SPIJ, an OCTG processing business situated in Cilegon, Indonesia, with heat treatment and premium connection threading facilities, a coupling shop, and a quality-testing laboratory (including an ultrasonic testing machine), which has an annual processing capacity of 120,000 tons. We also have a threading facility for premium joints and a coating facility in Batam.

Kazakhstan

We have a premium threading facility in Aktau, Kazakhstan. This state-of-the-art facility has capacity to thread seamless pipes and gas-tight premium connections, producing up to 45,000 tons of OCTG annually to serve the local market.

Nigeria

We have a facility dedicated to the production of premium joints and couplings located in Onne, Nigeria, which comprises a threading facility for both API and premium connections with an annual production capacity of 40,000 tons, inspection facilities and a stockyard. In addition, we hold a 40% interest in Pipe Coaters, a leading company in the Nigerian pipe coating industry, located in Onne, which supplies a wide variety of products and services for the oil and gas industry, such as internal, anticorrosion, concrete and thermal insulation coatings for onshore and offshore (including deepwater) applications.

Production Facilities - Others

We have facilities for the manufacture of sucker rods in Villa Mercedes (San Luis, Argentina), Moreira César (São Paulo, Brazil), Veracruz (Mexico), Campina (Romania) and Conroe (Texas, United States). Our total annual manufacturing capacity of sucker rods is approximately 3.1 million units.

In Argentina, we have and operate equipment to provide oil and gas services, including hydraulic fracturing and coiled tubing services, to third parties.

In Italy, we have the Piombino facility, which covers an area of approximately 67 hectares and comprises a hot-dip galvanizing line and associated finishing facilities. Production is focused on small-diameter seamless pipe finishing for construction and plumbing applications in the domestic market, such as residential water, gas transport and firefighting. The Piombino facility has an annual production capacity of 100,000 tons.

In addition, we have specialized facilities in the Houston area producing coiled tubing and umbilical tubing:

  A coiled tubing facility of approximately 150,000 square feet of manufacturing space on 4 hectares. The plant consists of two mills and coating operations capable of producing coiled tubing products in various grades, sizes, and wall thicknesses. A new continuous heat treatment line was recently installed.
  An umbilical tubing facility of approximately 85,000 square feet of manufacturing space on 6 hectares. While this facility is currently idle, it has the capacity to produce stainless or carbon steel tubing in various grades, sizes, and wall thicknesses.
39

Annual Report 2025

Sales and Marketing

Net Sales

Our total net sales amounted to $11,981 million in 2025, compared to $12,524 million in 2024 and $14,869 million in 2023. For further information on our net sales, see “Information on the Company - Operating and Financial Review and Prospects - Operating Results”.

The following table shows our net sales by business segment for the periods indicated therein:

Millions of U.S. dollars	For the year ended December 31,
	2025		2024		2023

Tubes	11,400	95%	11,907	95%	14,185	95%
Others	581	5%	617	5%	684	5%
Total	11,981	100%	12,524	100%	14,869	100%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region:

Millions of U.S. dollars	For the year ended December 31,
	2025		2024		2023
Tubes
- North America	5,552	49%	5,432	46%	7,572	53%
- South America	2,104	18%	2,294	19%	3,067	22%
- Europe	799	7%	1,143	10%	1,055	7%
- Asia Pacific, Middle East & Africa	2,946	26%	3,038	26%	2,491	18%
Total Tubes	11,400	100%	11,907	100%	14,185	100%

North America

Sales to customers in North America accounted for 49% of our sales of tubular products and services in 2025, compared to 46% in 2024 and 53% in 2023.

We have significant sales and production facilities in each of the United States, Canada and Mexico, where we provide customers with an integrated product and service offering based on local production capabilities supported by our global industrial system. In the past few years, we have extended our integrated product and service model, which we call Rig Direct®, throughout North America, and we operate a greenfield, state-of-the-art seamless pipe mill at Bay City, Texas, which is strategically located to serve the Eagle Ford and Permian regions. In 2020, we acquired IPSCO, a U.S. seamless and welded pipe producer, and, in September 2023, we acquired Republic Tube’s OCTG pipe processing facility in Houston with heat treatment and threading operations, further strengthening our local production capabilities and capacity to provide Rig Direct® services in the United States. Under Rig Direct®, we manage the whole supply chain from the mill to the rig for customers under long-term agreements, integrating mill production with customer drilling programs, reducing overall inventory levels, simplifying operational and administrative processes, and providing technical and digital services to improve well integrity. We first introduced the Rig Direct® model to Pemex in Mexico in 1994, and since then we have supplied them with pipes on a just-in-time basis.

Annual Report 2025

Today, we supply a large majority of our U.S. and Canadian customers for OCTG products with Rig Direct® services.

Sales to our oil and gas customers in the United States and Canada are highly sensitive to oil prices and regional natural gas prices. Over the past fifteen years, the drilling of productive shale gas and tight oil reserves, made possible by new drilling technology, has transformed drilling activity and oil and gas production in the United States and Canada. The United States has gone from being the largest global importer of oil to the largest global producer of crude oil and LNG. U.S. crude oil production has increased from 5.6 million b/d in 2011 to 13.5 million b/d in 2025 and has been the largest contributor to meeting growth in global oil demand during this period as well as making the United States a net exporter. Similarly, U.S. natural gas production has risen rapidly over the past decade and the United States became a net exporter of natural gas for the first time in 2017 and since 2023 has been the largest exporter of LNG to global markets. In Canada, there has been a similar shift towards drilling of shale gas and tight oil reserves, and, since 2025, Canada began exporting LNG from Western Canada to Asian markets.

The drop in oil prices with the onset of the COVID-19 pandemic in the first half of 2020 resulted in a collapse in U.S. drilling activity, with the number of active rigs falling to the lowest level recorded in over 40 years. Crude oil production also fell back to 11.3 million b/d in each of 2020 and 2021, from 12.3 million b/d in 2019. However, since then, there was a recovery in U.S. drilling activity through 2021 and 2022 before oil drilling activity began to decline in 2023 reflecting oil prices trending downwards. In 2026, oil prices have increased as a result of rising geopolitical tensions following the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, which has led to a closure of the Hormuz Strait. North American natural gas prices, after declining during the second half of 2023, rose moderately through 2024 and early 2025, as additional LNG export capacity started to come on stream which encouraged additional production. In late 2025 and early 2026, prices rose during the winter heating season but have since fallen back as the January winter storm passed and inventories remained within normal levels.

During 2020, demand for, and sales of, our OCTG products in the United States and Canada collapsed along with drilling activity. As a result, we closed down many of our facilities in the United States and, we dismantled our Prudential welded pipe mill in Calgary, Canada, and integrated welded pipe production at our seamless pipe mill in Sault Ste. Marie, Ontario. Since then, consumption of OCTG in the United States and Canada recovered, reaching a post-pandemic peak in 2022, before gradually declining over the next three years, reflecting, to a large extent, the productivity gains and drilling efficiencies achieved in the shale industry as production and profitability increased even in an environment of lower oil prices. During this period, drilling activity, as measured by drilling rigs and wells drilled, declined by more than OCTG consumption as lateral well lengths increased and drilling days per well decreased. During this recovery period, we reopened most of the facilities we had shut down in 2020 and brought production at our Bay City mill to full capacity.

During 2018, the U.S. government introduced, under Section 232, tariffs and quotas on the imports of steel products, including steel pipes, with the objective of strengthening domestic production capacity utilization and investment. On March 12, 2025, the U.S. government extended the 25% tariff to virtually all imports of steel and steel derivatives under Section 232, including our imports of steel bars for our US seamless pipe operations, revoking previously negotiated country-specific exemptions and quota arrangements. On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%). The list of derivative products subject to such tariffs has been expanded on several occasions, most recently on June 16, 2025, and August 18, 2025.

U.S. tariffs on steel imports and other tariffs (including those arising under a reciprocal tariff regime implemented by the U.S. government effective August 1, 2025, or under the retaliatory measures enacted by other countries), are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by some countries that are deemed hostile acts or against the interests of other countries by the governments of such countries. As a result, a great degree of uncertainty remains in the market.

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed to the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) and for subsequent review periods until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping duty rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. The resulting gain (including interest) was recognized in these Consolidated Financial Statements. No refunds have been received as of December 31, 2025.

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. This lower rate (reduced from 44.93%) became the deposit rate for Tenaris’s imports from Mexico as from September 15, 2025. Both petitioners and Tenaris appealed this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing.

Annual Report 2025

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

In an audit report issued by an audit team of the U.S. Customs and Border Protection (“CBP”), CBP concluded that Tenaris should have paid antidumping duties on imports of mechanical and other pipe, which CBP believes to be subject to the antidumping orders on OCTG from Argentina and Mexico. CBP’s audit report calculated loss of revenue to the United States of approximately $49.6 million for years 2022, 2023 and 2024. However, CBP also appears to indicate that its calculation will be adjusted to conform with any clarification of the scope of the relevant OCTG orders that the DOC may issue. Tenaris considers imports of mechanical or other pipe to be out of scope and has filed a scope clarification request with the DOC. Based on the advice of counsel, Tenaris believes that the loss contingency arising from the CBP report is neither probable nor capable of a reliable estimate at this time.

CBP separately instructed Tenaris to modify its treatment of imports effective January 2025 and forward so that imports of certain mechanical and other pipe would be considered to be subject to the antidumping orders on OCTG from Argentina and Mexico. As a result, unless CBP changes its stated position on its own initiative or after clarification by DOC, the entries on and after January 1, 2025, will require the payment of antidumping duty deposits, and the liquidation of these entries will remain suspended during the antidumping administrative review process. The amount of such deposits was reflected in Tenaris’s costs.

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

Over the past three years, Canadian oil and gas drilling activity has been relatively stable, with an increase in shale gas drilling in the Montney shale area as infrastructure was put in place for exporting LNG from British Columbia to Asian markets being largely offset by a slowdown in oil drilling activity.

On August 2, 2025, the Canadian government applied Section 53 tariff rate quotas on imports of steel products, with tariffs of 50% (additional to normal duty rates) applying to imports of steel products in excess of established quotas. The tariff rate quotas were initially set at 100% of 2024 imports for the group of countries having a free trade agreement with Canada and 50% of 2024 imports for the group of countries without a free trade agreement with Canada. As members of the USMCA trade agreement, these tariffs do not apply to imports from Mexico and the United States, although separately Canada is applying a 25% tariff on imports of steel products from the United States as a retaliatory measure for the U.S. tariffs on steel products. On December 26, 2025, the Canadian government reduced the tariff rate quotas to 75% of 2024 imports for the group of countries having a free trade agreement with Canada and 20% of 2024 imports for the group of countries without a free trade agreement with Canada. In December 2025, the Canadian government provided an exemption from the tariff for steel bars imported by Tenaris for its seamless pipe operations in Sault Ste. Marie with retroactive effect.

In June, 2025, Canada initiated an antidumping investigation on OCTG from Mexico, Maverick Tubes of the United States, the Philippines and producers from Turkey and South Korea and on November 10, 2025, the Canadian Border Services Authority (“CBSA”) issued a preliminary determination of dumping with rates of 26.2% for Mexico and 14.7% for Maverick Tubes. The final determination of dumping and associated determination of injury by the Canadian International Trade Tribunal (“CITT”) is expected to be made during April, 2026.

In Mexico, we have enjoyed a long and mutually beneficial relationship with Pemex, the Mexican state-owned oil company, a significant crude oil and condensate producers. In 1994, we began supplying Pemex with Rig Direct® services. We are currently negotiating the renewal of our long-term agreement with Pemex.

In the last few years, the Mexican government has introduced measures that increased the role of state-owned enterprises, particularly CFE and Pemex, in oil production and processing activity and electricity dispatch, giving them priority over private companies. Pemex was charged with reversing production declines and has built a new refinery, but its financial situation deteriorated substantially and, in response, drastically reduced investments in drilling activity and delayed payments to suppliers, including Tenaris, with the result that oil production in Mexico fell rapidly. Towards the end of 2025, the government took measures to improve the financial situation of Pemex including the reduction of its debt to suppliers, with effect that the outstanding receivables of Tenaris due from Pemex had reduced significantly by the end of 2025. For more information on our credit exposure to Pemex, see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

Drilling activity in Mexico and demand for our OCTG products, which had been relatively stable through the pandemic and its aftermath, collapsed in the second half of 2024, as Pemex reduced investments and supplier payments, and remains at a very low level, although the government has recently begun to encourage the private sector to increase drilling activity.

Annual Report 2025

South America

Sales to customers in South America accounted for 18% of our sales of tubular products and services in 2025, compared to 19% in 2024 and 22% in 2023.

Our largest market in South America is Argentina. We also have significant sales in Brazil, Guyana and Colombia. We have manufacturing subsidiaries in Argentina, Brazil, Colombia and Ecuador, while in Guyana, we provide in-country services.

Our sales in South America are sensitive to the international price of oil and its impact on the drilling activity of participants in the oil and gas sectors, as well as to general economic conditions in these countries. In addition, sales in Argentina, as well as export sales from our manufacturing facilities in Argentina, are affected by governmental actions and policies, such as the taxation of oil and gas exports, measures affecting gas and gasoline prices in the domestic market and other matters affecting the investment climate. Sales in Brazil are also affected by governmental actions and policies and their consequences, such as measures relating to the taxation and ownership of oil and gas production activities and the operations of Petrobras. For more information, please see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

A principal component of our marketing strategy in South American markets is the establishment of long-term supply agreements and Rig Direct® services with national and international oil and gas companies operating in those markets.

In Argentina, we have a significant share of the market for OCTG products. We have longstanding business relationships with YPF S.A. (“YPF”), the Argentine state-controlled company, and with other operators in the oil and gas sector. Our current long-term agreement with YPF, under which we provide Rig Direct® services with the objective of reducing YPF’s operational costs as it aims to increase production through investments in Argentina’s shale oil and gas reserves, is set to expire in 2027. Activity in Argentina has expanded in recent years and is expected to increase further as pipeline infrastructure continues to be developed for transporting oil and gas from the prolific Vaca Muerta shale play to international markets. The country’s energy trade balance, which used to show a large deficit, is now showing a surplus as pipeline capacity has been developed to transport natural gas from Vaca Muerta to the main consuming regions of the country and to export oil. Further pipeline infrastructure, and possible LNG exporting infrastructure, is expected over the next years. Over the last two years, while companies have prioritized expansion in Vaca Muerta, they have significantly reduced activity in the more mature fields in the south of Argentina. We reactivated our welded pipe mill in Valentin Alsina, province of Buenos Aires, to supply pipes for the pipelines already constructed and under construction and these are supplemented by deliveries from our mill in Brazil. In recent months, however, the government has been encouraging the imports of industrial products, including pipes, without concern for the impact on domestic industrial production, as it pursues its policy of opening the economy and reducing inflation.

In Brazil, we have a longstanding business relationship with Petrobras. We supply Petrobras with casing and tubing (including premium connections) and line pipe products, many of which are produced in our Brazilian welded pipe facility, for both offshore and onshore applications. In recent years, we have increased the sale of imported seamless products for offshore use, including the supply of seamless casing with premium connections, accessories and Rig Direct® services for use in the pre-salt area and seamless line pipe for use in offshore risers. In 2022 and 2023, offshore drilling activity increased as a result of the development of the Buzios and other pre-salt fields by Petrobras as well as other investments by major oil companies. Consumption of OCTG products in Brazil, almost doubled in 2023 and has remained at a similar level since. Demand for line pipe for pipeline projects, which had been at a low level for some years, picked up in 2024 and 2025 as a major offshore pipeline was installed to bring natural gas from the pre-salt onshore, while demand for offshore risers and flowlines has also increased. In response to market-opening measures and the attractiveness of the deepwater reserves, major oil companies have been investing in Brazil, while Petrobras has focused investments in world class assets in deepwater.

Annual Report 2025

In Guyana and neighboring Suriname, offshore drilling activity has increased over the past few years following the discovery of large, cost competitive oil reserves. We are supplying casing for many of the exploration wells and, at the end of 2021, we were awarded a 10-year contract to supply large and medium diameter casing with Rig Direct®-alike services to the main deepwater offshore development projects in the Stabroek block. In 2024 and 2025, we were also awarded the line pipe and insulation coating and OCTG for a deepwater development in Suriname and the insulation coating for an offshore pipeline in Guyana. In recent months, we have expanded the level of the Rig Direct® services we supply in Guyana and are establishing a new Rig Direct® service base in Suriname. These developments are transforming the Guyana and Suriname economies and are yielding a significant new source of oil to global markets.

In Colombia, we have established a leading position in the market for OCTG products since 2006, following our acquisition of TuboCaribe, a welded pipe manufacturing facility located in Cartagena. The market grew in the previous decade as the country encouraged investment in its hydrocarbon industry and opened its national oil company to private investment. In the past three years, drilling activity in the country has been affected by government policies aimed at reducing exploration activity while local protests and security concerns have increased at many drilling locations. Our principal customer in Colombia is Ecopetrol S.A. (“Ecopetrol”), to which we supply Rig Direct® services. In February 2025 we renewed our agreement with Ecopetrol for two years.

We also have sales in Ecuador, supplying the national oil company, as well as private operators. To increase local content, we have established a local OCTG threading facility in Machachi.

We were present in the Venezuelan OCTG market for many years and we maintained business relationships with Petróleos de Venezuela S.A. and the joint venture operators in the oil and gas sector until the imposition of economic sanctions by the Office of Foreign Assets Control (“OFAC”). Additionally, we maintained business relationships with Chevron in Venezuela until April 22, 2020, when their sanctions license expired. In 2023, Chevron was authorized to resume certain operations, which led to a limited resumption of sales in Venezuela until March 1, 2025, when the U.S. government decided not to renew the Chevron sanctions license. Following the apprehension of Nicolás Maduro by U.S. forces in early January 2026, Venezuela's National Assembly approved sweeping reforms to the country's Hydrocarbons Law, reversing decades of strict nationalization and opening the oil sector to greater private and foreign participation. The new law aims to reduce taxes, increase independence for private producers, permit asset transfers and outsourcing arrangements, and introduce independent arbitration for disputes. On the same day, OFAC issued Venezuela General License 46, authorizing certain transactions involving the sale and export of Venezuelan-origin oil by established U.S. entities, subject to specific limitations and conditions, including requirements that contracts be governed by U.S. law and payments be made into a U.S.-managed fund. On February 3, 2026, OFAC issued Venezuela General License 47, authorizing transactions relating to the export of U.S.-origin diluents to Venezuela. We expect to resume our service to Chevron’s operations and are strengthening our service capability in the country to supply other operations in the expectation of additional future activity.

Annual Report 2025

Europe

Sales to customers in Europe accounted for 7% of our sales of tubular products and services in 2025, compared to 10% in 2024 and 7% in 2023.

Our single largest country market in Europe has traditionally been Italy. The market for steel pipes in Italy (as in much of the EU) is affected by general industrial production trends, especially in the mechanical and automotive industry, and by investment in power generation, petrochemical and oil refining facilities. Following the Russian invasion of Ukraine, demand for seamless pipes in these segments in Europe declined reflecting the increase in energy prices and prolonged decline in industrial production. In 2022, although activity was affected by the Russian invasion, our sales increased as prices rose to compensate higher costs, while in 2023, although activity declined, our sales remained stable reflecting a change in the competitive environment. In 2024 and 2025, however, our sales in these segments reflected the decline in activity and competitive pressures from low-cost imports from China and Ukraine.

In Europe, we also have significant sales to the oil and gas sector, particularly in the North Sea, but also in other areas like Romania and Turkey. Demand from this market is affected by oil and gas prices in the international markets and their consequent impact on oil and gas drilling activities. In 2022, we ceased sales to Russia that would breach applicable sanctions imposed by the U.S., and the EU following the Russian invasion of Ukraine. Sales in the North Sea rose during 2023 and remained relatively stable in 2024 and 2025 as drilling and gas pipeline construction activity increased, but are expected to decline in 2026 as activity, particularly in the UK, is curtailed. In 2024, Turkey became our largest country market in Europe, reflecting increased oil and gas activity and infrastructure development in the country. We supplied an offshore pipeline for a natural gas development in the Black Sea as well as premium OCTG used for onshore drilling and pipes for a gas storage project. Sales in Turkey in 2025 returned to previous low levels but are expected to increase again in the second half of 2026 as we deliver a further offshore pipeline to the Black Sea.

Europe is also a region which we expect will be at the forefront of developments in low-carbon energy, including hydrogen storage and transportation, CCS, geothermal and waste-to-energy power generation. We are participating in these market segments where we expect to see growth in the coming years.

Asia Pacific, Middle East and Africa

Sales to customers in the Asia Pacific, Middle East and Africa accounted for 26% of our sales of tubular products and services in 2025, compared to 26% in 2024 and 18% in 2023.

Our largest single country markets in the region are Saudi Arabia and the United Arab Emirates. In Saudi Arabia, in response to policies that have been implemented to diversify the economy and increase local manufacturing, we have developed a substantial local manufacturing presence, first through the establishment of local premium threading facilities, and, more recently, through the acquisition of controlling participations in two welded pipe producers. In January 2019, we acquired 47.8% of SSPC, a listed ERW steel pipe producer. With the acquisition of SSPC, we also acquired a 35% share interest in GPC, a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. In May 2023, SSPC increased its participation in GPC to 57.3% when the German shareholder in GPC decided to exit. In 2022, we entered into a long-term agreement with Saudi Aramco for the supply of seamless OCTG products that prioritizes local production where possible. In 2023, we entered into a similar long-term agreement for LSAW OCTG products, while we also have medium-term supply agreements with Saudi Aramco for ERW OCTG and line pipe products. In 2024, we had a record year of sales in Saudi Arabia as, in addition to deliveries under these agreements, we made deliveries pursuant to a tender that was awarded to replenish stocks of premium OCTG as Saudi Aramco increased its gas drilling activity, including the development of the Jafurah shale gas play. In 2025, sales, particularly of OCTG products, declined as the tender sales came to an end and Saudi Aramco decreased drilling activity and stocks of OCTG in response to lower oil prices.

In the United Arab Emirates, we inaugurated an industrial complex with a newly-constructed premium threading facility, dedicated training facilities and an expanded service yard in February 2024. This followed the award, in August 2019, of a long-term agreement with Rig Direct® conditions, valued at $1.9 billion, to supply approximately half of the OCTG requirements of Abu Dhabi National Oil Company (“ADNOC”) in Abu Dhabi over the following five to seven years. At the end of 2024, ADNOC confirmed an extension to cover the full seven years and, towards the end of 2025, ADNOC extended the contract for a further two years. ADNOC increased drilling activity during 2025 as it continues to increase its oil production capacity and develop its gas reserves.

We have a wide-ranging presence in the rest of the region, with industrial facilities in Indonesia, China, Kazakhstan and Nigeria and service centers in various additional countries.

Our sales in this region remain sensitive to international prices of oil and gas and their impact on drilling activities as well as to the production policies pursued by OPEC, and, more recently, OPEC+ countries, many of whose members are located in this region. In the past few years, oil and gas producing countries in the Middle East, led by Saudi Arabia, have increased investments to develop gas reserves to fuel regional gas-based industrial development, which have positively affected their consumption of premium OCTG products. Saudi Arabia, in particular, is pursuing strong growth in conventional and unconventional gas drilling activity. The main national oil companies in the Gulf have also increased investments to add oil and LNG production capacity as they seek to accelerate the monetization of their oil and gas reserves, although Saudi Arabia curtailed its oil production capacity expansion plans in 2025.

Our sales in the region can be adversely affected by political and other events in the region, such as armed conflicts, terrorist attacks and social unrest, which could materially impact the operations of companies active in the region’s oil and gas industry. In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to the closure of the Hormuz Strait, through which around 20% of the world’s oil and LNG is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict. For more information, please see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

Annual Report 2025

In North Africa, there have been, in recent years, significant discoveries and development of offshore gas reserves in the Mediterranean and international oil companies have made investments in the region. In sub-Saharan Africa, after several years of limited investments, international oil companies have gradually increased their investments in exploration and production in offshore projects since 2022, with significant discoveries in Angola, Namibia and the Ivory Coast.

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

Our sales in China are concentrated on premium OCTG products used in oil and gas drilling activities. For more than 15 years, Chinese imports of OCTG products have remained at a very low level as local producers compete ferociously in an oversupplied market. We continue, however, to seek new markets in niche applications and in 2016 we opened a components facility for processing pipes for use in airbags for automobiles, which we have twice expanded. In 2020, we established a joint venture with Baotou Steel, a major domestic supplier of seamless pipes to the onshore oil and gas fields, for the construction of a premium threading facility located within our partner’s steelmaking facilities in Inner Mongolia. The new facility, which finishes pipes produced mainly by our joint venture partner, began production during the first quarter of 2022. Our participation in the joint venture is 60%. During 2022, Baotou Steel and Baosteel International Group (“Baosteel”) merged their seamless pipe businesses, but at the end of 2023, this merger was reversed, and we have resumed operations with our original joint venture partner.

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

Sales in the region declined to a low level in 2021 as a result of various factors, including the slowdown in investments in drilling activity as a result of the pandemic and reduction in oil demand and prices and ongoing inventory reductions at some of the region’s largest consumers such as Saudi Arabia and the United Arab Emirates. In 2022, our sales in the region began to recover while, in 2023, our sales benefited from a strong recovery in activity and inventory shortages. Our sales increased further in 2024 led by Saudi Arabia following a tender award to help Saudi Aramco to replenish inventory levels, and remained at a very high level in 2025, despite the decline in sales to Saudi Arabia.

Others

Our other products and services include sucker rods used in oil extraction activities, oil and gas services, namely hydraulic fracturing and coiled tubing services in Argentina, sales of pipe for plumbing applications from our Italian Piombino mill, coiled tubes used in oil and gas extraction activities, and sales of raw materials and energy that exceed our internal requirements.

Net sales of other products and services amounted to 5% of total net sales in 2025, 2024 and 2023.

Annual Report 2025

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
  U.S. Steel Corporation (“U.S. Steel”), a large U.S. steel manufacturer, has long been a significant player in the U.S. market for seamless OCTG and line pipe. During the pandemic-induced downturn, it closed its large diameter seamless pipe mill in Lorain and the welded pipe facilities it acquired from Lone Star in 2008 to focus its pipe business on its medium range seamless pipe mill in Fairfield, Alabama where it also constructed an EAF steel mill to have a fully integrated facility. In December 2023, U.S. Steel and NSC announced that they had entered into a definitive agreement pursuant to which NSC will acquire U.S. Steel. After many regulatory delays, NSC was finally able to complete the acquisition in June 2025, after agreeing to accept U.S. government veto powers over key decisions to safeguard national interests through a golden share as well as representation on the board of directors.
  Japanese companies NSC and, to a lesser extent, JFE together enjoy a significant share of the international market, having established strong positions in markets in the Far East and the Middle East. They are internationally recognized for their supply of high-alloy grade pipe products. Over the previous decade, NSC had increased its capacity to serve international markets through the construction with Vallourec of a new seamless pipe mill in Brazil, and further strengthened its ties with Vallourec through participating in Vallourec’s 2016 capital increase and combining their respective Brazilian operations. As part of the latest financial restructuring of Vallourec, NSC relinquished its participation in the Brazilian operation and ceded its reference shareholder position in Vallourec. In 2022, NSC, as part of a general restructuring of its steelmaking operations, closed one of its three seamless pipe production mills and announced the closure of its large diameter welded pipe mill and its exit from the large diameter welded line pipe market. In 2025, It completed the acquisition of U.S. Steel.
47

Annual Report 2025
  In recent years, Interpipe, a Ukrainian seamless pipe producer has emerged as a significant competitor in the European market for seamless pipes for industrial applications. It also competes in international markets for OCTG and line pipe products.
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
  Over the past two decades, Chinese producers have increased production capacity substantially and strongly increased their exports of steel pipe products around the world and they continue to do so. Due to unfair trading practices, many countries, including the United States, the EU, Canada, Mexico and Colombia, have imposed anti-dumping restrictions on Chinese imports to those regions. In 2009, the largest Chinese producer of seamless steel pipes, Tianjin Pipe (Group) Corporation Limited (“TPCO”), announced a plan to build a new seamless pipe facility in the United States in Corpus Christi, Texas; heat treatment and pipe finishing facilities were constructed but steelmaking and hot rolling facilities have not been completed. As part of a financial restructuring, a 51% shareholding in TPCO was sold to Shanghai Electric Group and has now been sold on to Citic Group Corporation Ltd. (“Citic”), a state-owned conglomerate. Although producers from China compete primarily in the “commodity” sector of the market, several of these producers, including Baosteel, Hengyang and TPCO, have developed and are selling more sophisticated products, particularly in the domestic market but also more recently in the Middle East.
  Although the tubes and pipes business in the United States and Canada has experienced significant consolidation over the years, many new players have built pipe mills in the United States. These include, in addition to TPCO, Benteler A.G. (“Benteler”), a European seamless pipe producer that built a new seamless pipe mill in Louisiana, which opened in September 2015; Boomerang LLC, a company formed by a former Maverick executive that opened a welded pipe mill in Liberty, Texas, now known as PTC Liberty Tubulars and part of the PTC Alliance; and a plethora of welded pipe mills established by subsidiaries of foreign pipe producers, such as SeAH Steel (“SeAH”), of Korea and JSW Group (“JSW”), of India. North American pipe producers, including U.S. Steel, are largely focused on supplying the U.S. and Canadian markets, where they have their production facilities.
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
  ArcelorMittal has seamless pipe mills in Romania and South Africa as well as a 33.3% participation as technical partner in AMTPJ in Saudi Arabia. It also has a number of welded pipe mills in North America and Europe, supplying the industrial and automotive sectors. In 2024, ArcelorMittal acquired 28.4% of the voting rights (representing 27.5% of the share capital) in Vallourec, becoming its reference shareholder.
  Over the previous two decades, TMK, a Russian company, led the consolidation of the Russian steel pipe industry, invested to modernize and expand its production capacity in Russia and expanded internationally through acquisitions into Eastern Europe and the United States. TMK also expanded in the Middle East through the acquisition of a controlling interest in Gulf International Pipe Industry LLC, a welded pipe producer in Oman. More recently, however, TMK adopted a strategy of monetizing its international assets by reducing its participation in Gulf International Pipe and selling IPSCO to Tenaris, as well as strengthening its position in its domestic market by acquiring Chelpipe, the second Russian producer of seamless pipes in 2021. In 2022, following the Russian invasion of Ukraine, the API withdrew its license for products produced in TMK’s mills in Russia. Russian producers or their controlling shareholders are now subject to U.S., EU and UK sanctions, among others, and are now largely prevented from competing in several markets.

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

Annual Report 2025

Capital Expenditure Program

During 2025, our capital expenditures, including investments at our plants and information systems (“IT”), amounted to $617 million, compared to $694 million in 2024 and $619 million in 2023. Of all capital expenditures made during 2025, $568 million were invested in tangible assets, compared to $636 million in 2024 and $571 million in 2023.

In 2025, we continued investing in new solutions with environmental and health and safety impact, increasing capacity, enhancing efficiency in our industrial plants, advancing the automation and digitalization of our processes, and strengthening product differentiation.

The major highlights of our capital-spending program during 2025 included:

  completion of a second wind farm in Argentina, which is supplying cost-competitive electric power to our facility in Campana and contributing to our target of reducing the carbon emissions intensity of our operations by 30% by 2030 (compared to a 2018 baseline);
  capacity expansion and line improvements at the coupling shop at Silcotub in Romania;
  acquisition of additional hydraulic fracturing equipment and the construction of a new service center in Argentina;
  completion of a photovoltaic power plant in Calarasi in Romania;
  refurbishment of the coating line at our facility in Nigeria;
  upgrade of the direct water filtration system at the hot rolling mill in Bay City in the United States to improve operational efficiency;
  implementation of advanced robotics in our mills in Conroe in the United States and Sault St. Marie in Canada to accelerate the robotization of industrial systems, enhance industrial system safety and reduce operating costs;
  advanced progress in the first stage of the yard expansion in Midland in the United States, an investment that will be completed in 2026, to increase storage capacity and provide efficient operations;
  improvement of scrap storage yards at Tamsa in Mexico to enhance the sustainability of the facilities; and
  redesign of office spaces mainly in Buenos Aires in Argentina, Luxembourg and China to align our workspaces to a more contemporary way of working and the construction of a new medical services building at Tamsa in Mexico.

Investments in information systems and other intangible assets totaled $49 million in 2025, compared to $58 million in 2024 and $48 million in 2023.

Our 2025 IT capital expenditure program focused on:

  continuous advancements on the HR platform, promoting a full HR process integration for all Tenaris employees;
  alignment and integration of systems from new acquisitions with Tenaris systems, including industrial application and management control;
  advancements in our industrial architecture and backend logic across Europe and Eastern Hemisphere; and
  enhancements in cybersecurity and in keeping hardware and software obsolescence under control to prevent operational disruptions and minimize vulnerabilities that arise from running outdated IT platforms.
49

Annual Report 2025

Capital expenditures in 2026 are expected to contribute to the digitalization and modernization of our infrastructure and systems. Our investment program for 2026 includes:

  industrial infrastructures upgrades, including cranes and building improvements in Mexico, Canada and Argentina;
  the installation of a new threading line for high resistance alloys, and the upgrade of combustion systems to improve energy efficiency and reduce CO2 emissions in Silcotub in Romania;
  migration to SAP S/4 HANA to modernize core systems, support future business objectives and improve user experience through enhanced technology;
  further digitalization in Hickman in the United States, to improve process control and operational efficiency; and
  the continued rollout of our offices’ redesign project aimed at aligning our workspace to a more contemporary way of working.
Raw Materials and Energy

The majority of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, with the principal raw materials being steel scrap, DRI, HBI, pig iron and ferroalloys. In Argentina we produce our own DRI from iron ore using natural gas as a reductant. Our integrated steelmaking operations consume significant quantities of electric energy, purchased from the local electricity markets, provided from our wind farms and other renewable sources, and from thermal-electric power production. Our welded steel pipe products are processed from purchased steel coils and plates.

Over the past five years, we have reduced our purchases of pig iron and increased those of steel scrap, in line with our target to reduce the carbon intensity of our operations and, in 2025, we purchased minimal quantities of pig iron.

The proportion of the different steelmaking raw materials and steel varies depending on the mix of seamless and welded pipes in total production and across our production facilities, as well as the specifications of the final products and other factors. On average, in 2025, steel scrap, pig iron, HBI and DRI represented approximately 20% of our steel pipe products’ costs, while purchased steel in the form of billets, coils or plates represented approximately 14%, with direct energy accounting for approximately 3%.

These raw material inputs are subject to price volatility caused by supply constraints, political and economic situations, financial variables and other unpredictable factors. For further information on price volatility, see “Risk Factors - Risks Relating to Our Business and Industry - Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy, and price mismatches between raw materials and our products may hurt our profitability”.

The costs of steelmaking raw materials and of steel coils and plates were subject to high levels of volatility during 2022 as they were affected by the Russian-Ukraine armed conflict, and the sanctions being imposed on Russian individuals, companies and institutions. They returned to more stable levels in 2023 and declined in 2024 and in 2025. For more information, see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

Steel scrap, pig iron and HBI

Steel scrap, pig iron and HBI for our steelmaking operations are sourced from local, regional and international suppliers. In Argentina, we produce our own DRI and source ferrous scrap domestically through a wholly owned scrap collecting and processing subsidiary. In Italy, we purchase ferrous scrap and limited amounts of pig iron from local and regional markets. In Mexico, we import our HBI and pig iron requirements and purchase scrap from domestic and international markets. In Romania, we source ferrous scrap from the domestic market. In the United States, we source scrap from the local market to supply our steelmaking facility.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions.

Annual Report 2025

Annual scrap prices decreased in 2025. As a reference, prices for U.S. East Coast Shredded Scrap, published by Platts, averaged $346 per ton in 2025 and $375 per ton in 2024, while they averaged $391 per ton in 2023. Steel scrap prices declined to a three-year low, pressured by an oversupply of low-cost Chinese rebar in the steel market, which has affected scrap purchases from Turkey, a major consumer of steel scrap exports.

Decarbonization efforts, as well as increasing production of steel in electric arc furnaces, have been supporting prices and are likely to put upwards pressure on prices going forward as availability of high-quality scrap becomes increasingly scarce in relation to demand.

In 2025, Brazil and Ukraine remained the largest pig iron suppliers to the American and European markets because of the significant decrease in supply from Russia. In 2025, the global pig iron market experienced a 1.7% decrease in production compared to 2024. This decrease is also attributed to decarbonization efforts, which are resulting in lower demand for pig iron. Prices showed a downward tendency during most of 2025, reaching levels of around $420 per ton in October, but have since rebounded to levels of around $460 per ton in early 2026.

International prices for steel scrap, pig iron and HBI can vary substantially in accordance with supply and demand conditions.

Iron ore

We consume iron ore in the form of pellets for production of DRI in Argentina. Siderca’s consumption of iron ore during 2025 was approximately 721 thousand tons, supplied by Vale International S.A. and Samarco Mineração S.A. from Brazil, and Iron Ore Company (“IOC”) from Canada. Annual iron ore prices remained at low levels during 2025 in comparison to previous years. As a reference, prices for the IODEX 62% Fe Index, published by Platts, averaged $102 per ton in 2025, in comparison to $109 per ton in 2024, $120 per ton in 2023. In June 2025, the index fell to its lowest level of the year, $93 per ton, and then began to rise, ending the year at $109 per ton.

The premium for DRI pellets averaged $30 per ton in 2025, $40 per ton in 2024 and $45 per ton in 2023, while it averaged $72 per ton in 2022. The DRI pellet market had a price decrease in 2023 as demand from Europe and Middle East and Africa remained weak throughout the year. At the end of 2023, prices had a seasonal increase, followed by a downturn in prices in January 2024, which was sustained during the whole year, due to a weak steel market worldwide and tight margins. During 2024, Chinese steel exports reached record levels, with more competitive prices than other regions, resulting in an oversupply in the global market. This situation put pressure on steel prices, as well as on steelmaking raw materials; this continued throughout 2025, maintaining pressure on raw material costs.

Ferroalloys

The purchase of ferroalloys is coordinated globally to ensure supply for each of our steel shops. International ferroalloy prices can vary substantially over short periods of time.

In 2025, manganese alloy prices were primarily shaped by the prolonged safeguard process in the European Union, which became the key driver of market behavior. During the investigation phase, prices experienced significant volatility as market participants speculated on potential approvals, product coverage, and price thresholds. Following the final approval and implementation of the safeguards, prices have remained structurally high, supported by tariff-rate quotas and minimum price mechanisms that effectively established a higher price floor for manganese alloys in the European market.

Molybdenum prices remained strong throughout 2025, supported by steady demand and supply-side disruptions. Disruptions during the third quarter in China and South America tightened concentrate availability, while easing supply conditions in the fourth quarter led to some price moderation, with prices closing the year at relatively high levels.

As for chrome, prices in 2025 remained supported despite uneven demand. The market was primarily driven by supply-side constraints, high power costs, and tighter chrome ore availability. As a result, prices stayed firm throughout the year.

Round steel bars

We mainly satisfy our steel bars and ingots requirements with materials produced in our steelmaking facilities in Argentina, Italy, Mexico, Romania and the United States. We complement this internal supply with limited purchases of steel bars and ingots from third parties as required, particularly for use in our seamless steel pipe facilities in the United States.

Annual Report 2025

In Canada, we mainly source our steel bars requirements from our integrated facilities in Argentina, Italy, Mexico, Romania and the United States.

In the United States, we own a steel shop facility in Koppel, Pennsylvania. This facility provides a significant portion of the steel bars required by our Bay City and Ambridge mills. We also use steel bars imported from our integrated facilities in Romania, Italy, Argentina and Mexico. These imports were excluded from Section 232 tariffs until March 2025, when the exclusions were rescinded. Additionally, we have contracts in place with Nucor Steel and U.S. Steel to purchase a portion of the steel bar requirements for our Bay City mill.

In Japan, following the termination of our joint venture and the closure of the NKKTubes plant, JFE agreed to provide us with 13 Chrome alloy products for a two-year period, which was extended for an additional five-year period.

Steel coils and plates

For the production of welded steel pipe products, we purchase steel coils and steel plates principally from domestic producers for processing into welded steel pipes. We have welded pipe operations in Argentina, Brazil, Canada, Colombia, Saudi Arabia and the United States.

Steel coil market prices in 2025 increased 10%. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $935 per metric ton in 2025, compared with $850 per metric ton in 2024 and $991 per metric ton in 2023.

For our welded pipe operations in the United States, a significant part of our requirements for steel coils is supplied by Nucor Steel, which is our principal supplier in the United States. Nucor Steel has a steel coil manufacturing facility in Hickman, Arkansas, near our principal welded pipe facility in the United States. During 2025, Nucor Steel supplied steel coils under a long-term purchase agreement, which is due to expire at the end of 2026.

In Canada, we source our requirements for steel coils from local suppliers. Among such suppliers are ArcelorMittal Dofasco, which has steel coil manufacturing facilities in Hamilton, Ontario, and Algoma Steel, which has steel coil manufacturing facilities in Sault Ste. Marie, Ontario.

We also purchase steel coils and plates for our welded pipe operations in South America (Brazil, Argentina and Colombia). In Brazil, we purchase principally from Gerdau S.A., ArcelorMittal Tubarão and Usiminas, a subsidiary of Ternium; and in Argentina, we purchase from Ternium Argentina S.A. (“Ternium Argentina”), a subsidiary of Ternium. In addition, in Brazil we also source plates from international suppliers when not produced domestically.

In Saudi Arabia, we mainly purchase steel coils from the local market for SSPC and plates from international sources for GPC.

Energy

We consume substantial quantities of electric energy, mainly at our electric steel shops in Argentina, Italy, Mexico, Romania and the United States.

In Argentina, our local electric energy requirements are currently satisfied through two wind farms with a total capacity close to 200 MW, the second of which began operations in September 2025 and whose power is delivered through the interconnected national grid and a 35 MW power generating plant located within the Campana facility. Our local electric energy requirements are supplemented by purchases in the local market.

In Dalmine, Italy, we have a 120 MW power generation facility which is designed to have sufficient capacity to meet most of the electric power requirements of the operations. The additional energy needed to cover the peaks of consumption is partially purchased through a power purchase agreement (“PPA”) with Axpo Italia, started in November 2024 for 15 GWh/year of electricity produced from a solar plant. The residual energy required and the excess produced are purchased and sold to the market, while heat is sold for district heating or used internally.

In Mexico, our electric power requirements are mainly satisfied by Techgen, a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, while a small portion of our energy requirements is furnished by the Mexican government-owned CFE. In addition to the constitutional reform of October 2024, which approved the reclassification of Mexico's two largest state-owned energy companies, Pemex and CFE, as state public enterprises, emphasizing their role in serving the “public interest”, in March 2025 the New Electric Sector Law was passed, providing for binding planning and the prevalence of CFE with 54% of the energy injected annually. If such target is not met, the Ministry of Energy should determine the electricity needs and infrastructure to be developed by the State, include them in the Electric Sector Development Plan, and monitor progress. As of to date, the supply arrangement between the Company’s Mexican subsidiary, Tamsa, and Techgen have not been affected by the new regulatory framework.

Annual Report 2025

In Romania, the electric energy needs are covered mainly from the local market and from an on-site 20 MW solar park located in our Steel shop in Calarasi, accounting for about 6% of the electricity requirements of Tenaris’s operations in the country. In the United States, we source electric energy from the local market.

We consume substantial volumes of natural gas in Argentina, for the generation of DRI in addition to the requirements for producing seamless pipes. Tecpetrol S.A. (“Tecpetrol”), a San Faustin subsidiary, is our main natural gas supplier in Argentina under market conditions and in accordance with local regulations.

We have transportation capacity agreements with Transportadora de Gas del Norte S.A. (“TGN”), a company in which San Faustin holds a significant but non-controlling interest, corresponding to capacity of 1,000,000 cubic meters per day until April 2027. To meet our transportation requirements for natural gas above the volumes contracted with TGN, we also have agreements with Naturgy S.A. (“Naturgy”), for a maximum transportation capacity of approximately 970,000 cubic meters per day. For the final transportation phase, we also have a supply contract with Naturgy. Both contracts with Naturgy are in place until April 2030.

In addition to the amount of gas consumed at our Italian plants, we also require a substantial volume of natural gas to feed our power generation facility in Italy. Our natural gas requirements for the power generation facility are currently supplied by Edison Energia S.p.A. while the natural gas consumed at our Italian plants is supplied by Eni S.p.A.

Our costs for electric energy and natural gas vary from country to country. Prior to late 2021, energy costs remained generally flat due to the increasing availability of natural gas from shale plays and additional renewable energy generation at more competitive prices. Since then, they have been affected, particularly in Europe, by geopolitical conflict, including the Russian invasion of Ukraine in February 2022 and, more recently, the conflict in the Middle East, as well as policies aimed at reducing the use of fossil fuels.

In Argentina, in December 2020, the government launched a new gas plan aimed at increasing domestic natural gas supply as production began to decline in 2019, and substantial resources had been identified in the Vaca Muerta shales. Due to limited gas storage capacity, the country relied on imports of natural gas from Bolivia and Chile, as well as LNG from the international market at high prices, to meet domestic demand during the winter heating season, in addition to using liquid fuels for electricity generation. To transport additional gas from Vaca Muerta to the main consuming regions, the government commissioned the Perito Francisco Pascasio Moreno pipeline, which was completed in mid-2023, thus avoiding the import of more expensive supplies.

In late 2021, energy and natural gas prices increased significantly, particularly in Europe. The Russia‑Ukraine war led to renewed volatility in energy commodity prices, exacerbated by low inventory levels during the first half of 2022. Prices reached a peak in late August 2022 and subsequently stabilized at elevated levels. In early 2023, European electricity prices declined to pre‑war levels, primarily as a result of lower gas prices driven by a particularly mild winter, and remained relatively stable throughout 2023 and much of 2024.

In late 2024, prices increased during the winter months as colder weather conditions led to a rapid drawdown of gas storage levels. In early 2025, healthy gas supplies enabled the replenishment of storage facilities, driving prices down to the €30–35 per MWh range, where they remained with a slow reduction through the second half of the year. In March 2026, however, the situation changed when the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to the halt of LNG production in Qatar, which accounts for around 20% of the world’s LNG supply and is shipped through the Hormuz Strait which has been blocked to shipping. For more information, see “Risk Factors – Risks Relating to Our Business and Industry – Increases in the cost of raw materials, energy and other costs, limitations or disruptions to the supply of raw materials and energy; and price mismatches between raw materials and our products may hurt our profitability”, “Risk Factors – Risks Relating to Our Business and Industry – Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

Product Quality Standards

For information on Tenaris’s product quality standards, please refer to “Sustainability Statement - Social - Our Value Chain” in this annual report.

Research and Development

For information on Tenaris’s research and development, please refer to “Sustainability Statement - Social - Our Value Chain” in this annual report.

Annual Report 2025

Insurance

We carry property damage, general liability and certain other insurance coverage in line with industry practices. However, we do not carry business interruption insurance. Our current general liability coverage includes third-party, employers, sudden and accidental seepage and pollution, and product liability, up to a limit of $350 million. Our current property insurance has an indemnification cap up to $250 million for direct damage, considering all plants, and a deductible of $75 million.

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

In July 2015, the Islamic Republic of Iran entered into the Joint Comprehensive Plan of Action (“JCPOA”) with China, France, Germany, Russia, the United Kingdom and the United States, which resulted in the partial lifting in January 2016 of certain sanctions and restrictions against Iran, including most U.S. secondary sanctions against such country. On May 8, 2018, the United States announced that it would cease participation in the JCPOA and would begin re-imposing nuclear-related sanctions against Iran after a wind-down period. Following the U.S. withdrawal from the JCPOA, the EU updated Council Regulation (EC) No. 2271/96 of 22 November 1996 (the “EU Blocking Statute”) to expand its scope to cover the re-imposed U.S. nuclear-related sanctions. The EU Blocking Statute aims to counteract the effects of the U.S. secondary sanctions.

As previously reported, Tenaris ceased all deliveries of products and services to Iran by the end of October 2018, that is, during the wind-down period and before the full reinstatement of U.S. secondary sanctions on November 5, 2018. Tenaris did not, directly or indirectly, deliver any goods or services to Iran or Iranian companies during 2025 and does not intend to explore any commercial opportunities in Iran, nor does it intend to participate in tender offers by, or issue offers to provide products or services to, Iranian companies or their subsidiaries.

As of December 31, 2025, the Company’s subsidiary, Tenaris Global Services S.A., maintains an open balance for an advance made by Toos Payvand Co. for approximately EUR0.04 million (approximately $0.04 million) for goods that remained undelivered following the reinstatement of U.S. secondary sanctions.

All revenue and profit derived from Tenaris’s sales to Iran was recorded in the fiscal year in which such sales were performed and, therefore, no revenue and profit has been reported in connection with commercial activities related to Iran for the year ended December 31, 2025.

The Company has procedures in place designed to ensure that its activities comply with all applicable U.S. and other international export control and economic sanctions laws and regulations.

Tenaris’s Affiliates

Pursuant to Section 13(r) of the Exchange Act, the Company is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. No affiliate of the Company reported any Iran related activity for the year ended December 31, 2025.

Organizational Structure and Subsidiaries

Principal Subsidiaries

We conduct all our operations through subsidiaries. The following table shows the principal subsidiaries of the Company and its direct and indirect ownership in each subsidiary as of December 31, 2025, 2024 and 2023.

Annual Report 2025

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2025	2024	2023
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
OILFIELD SERVICES SOCIEDAD ANONIMA	Argentina	Hydraulic fracturing and coiled tubing services	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited and 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until its deconsolidation in June 2025, Tenaris held 49% of Amaja Tubular Services Limited.

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

(d) Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Annual Report 2025

Other Investments

Ternium

As of December 31, 2025, the Company held 11.46% of Ternium’s share capital, representing 11.70% of its voting rights. Ternium is a Luxembourg company controlled by San Faustin, whose securities are listed on the NYSE.

The Company is a party to a shareholders’ agreement with Techint Holdings S.àr.l. (“Techint Holdings”), a wholly owned subsidiary of San Faustin and Ternium’s main shareholder, dated January 9, 2006, pursuant to which Techint Holdings is required to take actions within its power to cause one of the members of Ternium’s board of directors to be nominated by the Company and any directors nominated by the Company to be removed only pursuant to previous written instructions from the Company. The Company and Techint Holdings also agreed to cause any vacancies on Ternium’s board of directors to be filled with new directors nominated by either the Company or Techint Holdings, as applicable. The shareholders’ agreement will remain in effect so long as each of the parties holds at least 5% of the shares of Ternium or until it is terminated by either the Company or Techint Holdings pursuant to its terms. Pursuant to this shareholders agreement, Alicia Móndolo currently serves as the Company-nominated director of Ternium.

The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

  three out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
  both the Company and Ternium are under the indirect common control of San Faustin S.A. and under the shareholders’ agreement, dated January 9, 2006, by and between the Company and Techint Holdings, a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder. Techint Holdings is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.

Usiminas

As of December 31, 2025, Tenaris held, through its Brazilian subsidiary, Confab, 47.5 million ordinary shares and 1.3 million preferred shares of Usiminas, representing 6.76% of its shares with voting rights, 3.96% of its total share capital, and 9.8% of Usiminas’ control group.

Confab’s participation in Usiminas share capital is the result of a series of acquisitions, the first of which was carried out on January 16, 2012, pursuant to which Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and preferred shares. On July 3, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), acquired additional ordinary shares.

The Usiminas control group comprises the “T/T Group”, formed by Ternium Investments, Ternium Argentina and Confab; the “NSC Group”, comprising Nippon Steel Corporation, Mitsubishi Corporation and Metal One Corporation (“Metal One”); and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2025, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital, and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and the remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

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

Annual Report 2025

The members of the Usiminas control group also agreed that, at any time after the second anniversary of the closing of the transaction, the T/T Group would have the right to buy the NSC Group’s remaining interest in Usiminas’ control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading-day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group would have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC Group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at $2.0584 per share. Confab had the right (but not the obligation) to participate in each such transaction pro rata to its then current participation in the T/T Group. On November 5, 2025, Ternium Investments entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remaining participations in the control group, at the price per ordinary share that the parties had agreed upon for the option transaction described above. Confab declined to participate in this transaction. The transaction closed on February 10, 2026. As of the date of this Annual Report, the T/T group holds an aggregate participation of 92.9% in Usiminas’ control group (with Confab’s participation representing 9.8% of the control group) and Previdência Usiminas (Usiminas employees’ pension fund) holds the remaining 7.1%.

Confab and the Ternium entities party to the Usiminas shareholders agreement have a separate shareholders agreement governing their respective rights and obligations as members of the T/T Group. Under such separate agreement, Confab enjoys certain rights with respect to the governance of Usiminas, including, among others, the ability to nominate certain Usiminas’ officers and directors. These circumstances evidence that Tenaris continues to have significant influence over Usiminas and, as a result, continues accounting for its investment under the equity method.

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

Annual Report 2025

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

Summary of results

Our results in 2025 showed the resilience of our operations in the face of lower drilling activity in key markets including the United States, Canada, Mexico and Saudi Arabia. In particular, our sales in North America were supported by the ongoing consolidation in the oil and gas sector and the value that our US and Canadian customers attribute to our Rig Direct® service model, which more than compensated for the decline in activity in Mexico. Our margins were also resilient as we responded to the challenge of the tariffs imposed on our imports of steel bars and pipes into the United States, and we maintained our earnings per share with the benefit of our buyback program.

Cash flow provided by operating activities amounted to $2.6 billion during 2025, including a reduction in working capital of $48 million. After capital expenditures of $617 million, our free cash flow1 amounted to $2.0 billion. Following dividend payments of $900 million and share buybacks for $1,362 million in the year, our net cash position2 amounted to $3.3 billion at the end of December 2025.

Outlook

Although oil and gas prices remain volatile amidst contrasting near-term oversupply and geopolitical concerns, oil and gas companies are looking at a resilient longer-term demand outlook and the need to replace production declines as they advance their investment plans. Drilling activity in the United States and Canada is expected to remain near current levels after the modest decline seen in the second half of 2025. In the rest of the world, we do not expect major changes compared to current activity levels in the near term.

In the United States, despite the increase in tariffs on imported steel products, OCTG prices are still around the same level as before the application of the tariffs. We expect that they will eventually respond to the tariffs on imports and the increases in raw material costs for domestic producers.

For the first quarter of 2026, we expect our sales and margins to remain close to current levels.

1 Free cash flow is a non-IFRS alternative performance measure - please see Exhibit 15.2 for more information on this measure.
2 Net cash position is a non-IFRS alternative performance measure - please see Exhibit 15.2 for more information on this measure.

Annual Report 2025

In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG is shipped, resulting in extreme volatility in energy prices and a disruption to oil and LNG production and transportation in the region. While the conflict goes on, its full impact and consequences on the energy industry and global economy and thus on our business remain unknown. From March, some of our shipments to the Middle East region began to be affected and our logistic and European energy costs have increased.

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

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2025	2024	2023
Selected consolidated income statement data

Net sales	11,981,157	12,523,934	14,868,860
Cost of sales	(7,860,744)	(8,135,489)	(8,668,915)
Gross profit	4,120,413	4,388,445	6,199,945
Selling, general and administrative expenses	(1,828,496)	(1,904,828)	(1,919,307)
Other operating income (expenses), net	(8,701)	(64,768)	35,770
Operating income	2,283,216	2,418,849	4,316,408
Finance income	252,238	242,319	213,474
Finance cost	(46,933)	(61,212)	(106,862)
Other financial results, net	(72,664)	(52,051)	114,365
Income before equity in earnings of non-consolidated companies and income tax	2,415,857	2,547,905	4,537,385
Equity in earnings of non-consolidated companies	58,038	8,548	95,404
Income before income tax	2,473,895	2,556,453	4,632,789
Income tax	(500,616)	(479,680)	(674,956)
Income for the year	1,973,279	2,076,773	3,957,833

Income attributable to (1):
Shareholders' equity	1,932,813	2,036,445	3,918,065
Non-controlling interests	40,466	40,328	39,768
Income for the year (1)	1,973,279	2,076,773	3,957,833

Depreciation and amortization	(616,170)	(632,854)	(548,510)
Weighted average number of shares outstanding (2)	1,055,929,137	1,127,490,970	1,178,876,142
Basic and diluted earnings per share	1.83	1.81	3.32
Dividends per share (3)	0.85	0.67	0.54

(1)	IAS 1 requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to Shareholders’ equity.

(2)	Weighted average number of shares outstanding does not include treasury shares.
(3)	Dividends per share correspond to the dividends paid in respect of the year divided by the weighted average number of shares outstanding in the period.

Annual Report 2025

Thousands of U.S. dollars (except number of shares)	At December 31,
	2025	2024	2023
Selected consolidated financial position data

Current assets	9,072,882	9,236,180	10,504,459
Property, plant and equipment, net	6,205,082	6,121,471	6,078,179
Other non-current assets	4,794,349	5,092,474	4,499,257
Total assets	20,072,313	20,450,125	21,081,895

Current liabilities	2,346,394	2,636,657	2,901,975
Non-current borrowings	368	11,399	48,304
Deferred tax liabilities	442,248	503,941	631,605
Other non-current liabilities	454,235	484,293	469,574
Total liabilities	3,243,245	3,636,290	4,051,458

Shareholders' equity	16,599,191	16,593,257	16,842,972
Non-controlling interests	229,877	220,578	187,465
Total equity	16,829,068	16,813,835	17,030,437

Total liabilities and equity	20,072,313	20,450,125	21,081,895

Share capital	1,071,995	1,162,758	1,180,537
Number of issued shares (1)	1,071,994,930	1,162,757,528	1,180,536,830

(1)	Number of issued shares includes treasury shares.

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2025	2024	2023
Net sales	100.0	100.0	100.0
Cost of sales	(65.6)	(65.0)	(58.3)
Gross profit	34.4	35.0	41.7
Selling, general and administrative expenses	(15.3)	(15.2)	(12.9)
Other operating income (expenses), net	(0.1)	(0.5)	0.2
Operating income	19.1	19.3	29.0
Finance income	2.1	1.9	1.4
Finance cost	(0.4)	(0.5)	(0.7)
Other financial results, net	(0.6)	(0.4)	0.8
Income before equity in earnings of non-consolidated companies and income tax	20.2	20.3	30.5
Equity in earnings of non-consolidated companies	0.5	0.1	0.6
Income before income tax	20.6	20.4	31.2
Income tax	(4.2)	(3.8)	(4.5)
Income for the year	16.5	16.6	26.6

Income attributable to:
Shareholders' equity	16.1	16.3	26.4
Non-controlling interests	0.3	0.3	0.3

Annual Report 2025

Fiscal Year Ended December 31, 2025, Compared to Fiscal Year Ended December 31, 2024

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2025		2024
Tubes	11,400	95%	11,907	95%	(4%)
Others	581	5%	617	5%	(6%)
Total	11,981	100%	12,524	100%	(4%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2025	2024
Seamless	3,135	3,077	2%
Welded	782	852	(8%)
Total	3,917	3,928	(0%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2025	2024
Net sales
- North America	5,552	5,432	2%
- South America	2,104	2,294	(8%)
- Europe	799	1,143	(30%)
- Asia Pacific, Middle East & Africa	2,946	3,038	(3%)
Total net sales	11,400	11,907	(4%)
Services performed on third party tubes ($ million)	427	484	(12%)
Operating income	2,176	2,305	(6%)
Operating income (% of sales)	19.1%	19.4%

Net sales of tubular products and services decreased 4% to $11,400 million in 2025, compared to $11,907 million in 2024 due to a decrease in average selling prices. In North America we had higher sales in the United States and Canada reflecting the consolidation of our market positioning partially offset by lower sales of OCTG in Mexico reflecting the downturn in drilling activity. In South America sales declined due to lower prices and lower pipeline shipments in Argentina and lower sales in Venezuela partially offset by higher sales of offshore risers, flowlines and coating in Brazil. In Europe we had lower sales of offshore line pipe and OCTG in Turkey. In Asia Pacific, Middle East and Africa we had lower OCTG sales in Saudi Arabia and China, largely offset by higher OCTG sales in Kuwait and UAE, higher sales of line pipe for downstream processing projects and for offshore pipelines in sub-Saharan Africa.

Operating results from tubular products and services amounted to a gain of $2,176 million in 2025 compared to a gain of $2,305 million in 2024. Tubes operating income in 2025 includes a $34 million gain from the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards and in 2024 included a $107 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Excluding these one-off events the decline in Tubes operating income is mainly due to the reduction in average selling prices and the cost of Section 232 tariffs.

Annual Report 2025

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2025	2024
Net sales	581	617	(6%)
Operating income	107	113	(6%)
Operating income (% of sales)	18.4%	18.4%

Net sales of other products and services decreased 6% to $581 million in 2025, compared to $617 million in 2024. We had lower sales of sucker rods due to a reduction in drilling activity in mature field in Argentina and lower sales of scrap and excess energy to third parties.

Operating results from other products and services amounted to a gain of $107 million in 2025, compared to a gain of $113 million in 2024. These results are mainly attributable to our oilfield services business in Argentina, our sucker rods and our coiled tubing businesses.

Selling, general and administrative expenses, or SG&A, amounted to $1,828 million in 2025, representing 15.3% of sales, and $1,905 million in 2024, representing 15.2% of sales. SG&A decreased due to a reduction in labor costs, taxes and other expenses partially offset by an increase in selling expenses and in the allowance for doubtful accounts.

Other operating results amounted to a loss of $9 million in 2025, compared to a loss of $65 million in 2024. In 2024 we recorded a $107 million loss from provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $133 million in 2025, compared to a gain of $129 million in 2024. Financial result of the year is mainly attributable to a $205 million net finance income from the return of our portfolio investments partially offset by foreign exchange, derivatives results and others.

Equity in earnings of non-consolidated companies generated a gain of $58 million in 2025, compared to a gain of $9 million in 2024. These results were mainly derived from our equity investments in Ternium (NYSE:TX), Usiminas and Techgen.

Income tax amounted to a charge of $501 million in 2025, compared to $480 million in 2024.

Fiscal Year Ended December 31, 2024, Compared to Fiscal Year Ended December 31, 2023

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2024		2023
Tubes	11,907	95%	14,185	95%	(16%)
Others	617	5%	684	5%	(10%)
Total	12,524	100%	14,869	100%	(16%)

Annual Report 2025

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2024	2023
Seamless	3,077	3,189	(4%)
Welded	852	953	(11%)
Total	3,928	4,142	(5%)

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

Annual Report 2025

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

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last three years:

Millions of U.S. dollars	For the year ended December 31,
	2025	2024	2023
Net cash provided by operating activities	2,600	2,866	4,395
Net cash used in investing activities	(193)	(1,397)	(2,687)
Net cash used in financing activities	(2,478)	(2,399)	(1,125)
(Decrease) increase in cash and cash equivalents	(71)	(930)	584

Cash and cash equivalents at the beginning of year (excluding overdrafts)	661	1,617	1,091
Effect of exchange rate changes	(17)	(25)	(58)
(Decrease) increase in cash and cash equivalents	(71)	(930)	584
Cash and cash equivalents at the end of year (excluding overdrafts)	572	661	1,617

Cash and cash equivalents at the end of year (excluding overdrafts)	572	661	1,617
Bank overdrafts	0	14	21
Other current investments	2,307	2,373	1,970
Non-current investments	751	998	398
Derivatives hedging borrowings and investments	(3)	-	-
Current borrowings	(305)	(426)	(535)
Non-current borrowings	(0)	(11)	(48)
Net cash at the end of the year	3,322	3,609	3,422

Annual Report 2025

Our financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2025, cash flow provided by operating activities amounted to $2.6 billion (including a decrease in working capital of $48 million). Net cash used in investing activities amounted to $193 million, including capital expenditures of $617 million. Net cash used in financing activities amounted to $2,478 million, which includes both the repurchase of our own shares under buyback programs of $1.4 billion and dividend payments of $900 million. At the end of the year, we had a net cash position3 of $3.3 billion, compared to $3.6 billion at the beginning of the year.

We believe that funds from operations, together with the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, as well as to service our debt and payments to our shareholders in the next twelve months, and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consists of (i) cash and cash equivalents (cash in banks, liquidity funds, and investments with a maturity of less than three months at the date of purchase) and (ii) other investments (fixed-income securities, time deposits, and fund investments).

As of December 31, 2025, liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 18% of total assets compared to 20% at the end of 2024.

We hold investments primarily in liquidity funds and variable or fixed-rate securities from investment grade issuers.

We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2025 and December 31, 2024, U.S. dollar denominated liquid assets, plus investments denominated in other currencies hedged to the U.S. dollar, represented 91% and 93% of total liquid financial assets, respectively.

Fiscal Year Ended December 31, 2025, Compared to Fiscal Year Ended December 31, 2024

Operating activities

Net cash provided by operations during 2025 amounted to $2,600 million, compared to $2,866 million during 2024. Working capital variation showed a reduction of $48 million in 2025, while in 2024 there was a working capital decrease of $287 million. For more information on cash flow disclosures and changes to working capital, see note 30 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities amounted to $193 million in 2025, compared to net cash used in investing activities of $1,397 million in 2024. In 2025, we decreased our financial investments by $319 million, compared to an increase of $821 million in 2024, while capital expenditures amounted to $617 million in 2025, compared to $694 million in 2024. In 2025, we paid $18 million in acquisitions of subsidiaries, while in 2024 we received $31 million related to post-closing purchase price adjustments of a completed acquisition.

Financing activities

Net cash used in financing activities amounted to $2,478 million in 2025, compared to $2,399 million in 2024. In 2025 and 2024 we repurchased Company shares under share buyback programs for an amount of $1.4 billion. Dividends paid during 2025 amounted to $900 million and to $758 million during 2024. During 2025, we had net repayments of borrowings of $117 million, while in 2024 we had net repayments from borrowings of $129 million.

Our total liabilities to total assets ratio was 0.16:1 as of December 31, 2025, and 0.18:1 as of December 31, 2024.

3 Net cash position is a non-IFRS alternative performance measure - please see Exhibit 15.2 for more information on this measure.

Annual Report 2025

Fiscal Year Ended December 31, 2024, Compared to Fiscal Year Ended December 31, 2023

Operating activities

Net cash provided by operations during 2024 amounted to $2,866 million, compared to $4,395 million during 2023. This decrease was mainly attributable to a lower income for the year 2024, which amounted to $2.1 billion in 2024 and $4.0 billion in 2023. Working capital variation showed a reduction of $287 million in 2024, while in 2023 there was a working capital decrease of $182 million. For more information on cash flow disclosures and changes to working capital, see note 30 “Cash flow disclosures” to our audited consolidated financial statements included in this annual report.

Investing activities

Net cash used in investing activities amounted to $1,397 million in 2024, compared to net cash used in investing activities of $2,687 million in 2023. In 2024, we increased our financial investments by $821 million, compared to an increase of $1,857 million in 2023, while capital expenditures amounted to $694 million in 2024, compared to $619 million in 2023. In 2024, we received $31 million related to post-closing purchase price adjustments of a completed acquisition, while in 2023 we paid $266 million in acquisitions.

Financing activities

Net cash used in financing activities amounted to $2,399 million in 2024, compared to $1,125 million in 2023. In 2024, we repurchased Company shares under share buyback programs for an amount of $1.4 billion, whereas in 2023 we repurchased $0.2 billion of Company shares. Dividends paid during 2024 amounted to $758 million and to $637 million during 2023. During 2024, we had net repayments of borrowings of $129 million, while in 2023 we had net repayments of borrowings of $208 million.

Our total liabilities to total assets ratio was 0.18:1 as of December 31, 2024, and 0.19:1 as of December 31, 2023.

Principal Sources of Funding

During 2025, we funded our operations with operating cash flows, bank financing and available liquid financial assets. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities

During 2025, borrowings decreased by $132 million to $306 million at December 31, 2025, from $437 million at December 31, 2024.

Borrowings consist mainly of bank loans. As of December 31, 2025, U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar, represented 76% of total borrowings.

For further information about our financial debt, please see note 21 “Borrowings” to our audited consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt as of December 31, 2025, 2024 and 2023:

Millions of U.S. dollars	2025	2024	2023
Bank borrowings	306	423	562
Bank overdrafts	0	14	21
Total borrowings	306	437	583

Our weighted average annual interest rates before tax (considering hedge accounting) amounted to 5.44% at December 31, 2025, and to 6.52% at December 31, 2024.

Annual Report 2025

The maturity of our financial debt is as follows:

Millions of U.S. dollars
At December 31, 2025	1 year or less	1 - 2 years	2 - 3 years	Over 3 Years	Total
Borrowings	305	-	0	0	306
Interest to be accrued	4	0	0	0	4
Total	309	0	0	0	309

Our current borrowings to total borrowings ratio amounted to 1:1 as of December 31, 2025, and to 0.97:1 as of December 31, 2024. Our liquid financial assets exceeded our total borrowings, and we had a net cash position4 (cash and cash equivalents, other current and non-current investments, derivatives hedging borrowings and investments, less total borrowings) of $3.3 billion at December 31, 2025, compared to $3.6 billion at December 31, 2024.

As of December 31, 2025, lease liabilities amounted to approximately $143 million. The amount of remaining payments with maturities of less than one year, between two and five years and more than five years was approximately 34%, 41% and 25%, respectively, of the total remaining payments.

As of December 31, 2024, lease liabilities amounted to approximately $145 million. The amount of remaining payments with maturities of less than one year, between two and five years and more than five years was approximately 31%, 46% and 23%, respectively, of the total remaining payments.

For information on our derivative financial instruments, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure about Market Risk - Accounting for Derivative Financial Instruments and Hedging Activities” and note 26 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

For information regarding the extent to which borrowings are at fixed rates, please see “Legal and Financial Information - Quantitative and Qualitative Disclosure About Market Risk”.

Significant Borrowings

Our most significant borrowings as of December 31, 2025 were as follows:

Millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	150
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	50
2025	Tenaris Tubocaribe Ltda.	Bilateral	2026	30

4 Net cash position is a non-IFRS alternative performance measure - please see Exhibit 15.2 for more information on this measure.

Annual Report 2025

As of December 31, 2025, Tenaris was in compliance with all of its covenants.

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

Whereas oil prices are similar in most parts of the world because oil is a fully tradable commodity, gas prices are influenced by regional factors. In North America, where gas production is extensively developed and there is an extensive regional pipeline system, these factors include available gas storage capacity and seasonal weather patterns, particularly winter temperatures in the United States. LNG prices have been traditionally established in relation to international oil prices, particularly in the largest LNG markets in Asia. However, as the market for LNG has become more global and the United States has become a major source of LNG, LNG prices are now being set increasingly in relation to gas prices prevailing at regional gas hubs. In 2022, spot LNG prices completely decoupled from oil prices as pipeline gas imports to Europe from Russia were substantially reduced consequent to the Russian invasion of Ukraine and European countries dramatically increased imports of LNG to replace Russian gas. LNG prices have normalized since then, but remain relatively high. More recently, the current Middle East armed conflict has resulted in the closure of the Hormuz Strait, through which 20% of the world’s supply of LNG is shipped, with a consequent surge and high volatility in LNG prices.

International oil prices depend on diverse factors. On the supply side, major oil-and-gas-producing nations and companies have frequently collaborated to balance the supply (and thus the price) of oil in the international markets. A major vehicle for this collaboration has been OPEC, and more recently what has become known as OPEC+, which includes OPEC members, plus Russia and certain other countries. Many of our customers are state-owned companies in member countries of OPEC and OPEC+. Another factor that has affected the international price level of oil is the political and socioeconomic conditions of oil-producing countries, such as Libya, Nigeria and Venezuela and the persistence of geo-political and armed conflicts, such as the recent Ukraine-Russia armed conflict, and conflicts affecting the Middle East region, which is home to a substantial proportion of the world’s known oil reserves. See “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

On the demand side, economic conditions and the level of oil inventories have traditionally played a role in oil prices and will continue to do so. Over the longer term, however, the substitution of oil and gas by alternative, cleaner fuel sources such as renewables, as well as policies adopted by governments and financing entities worldwide to advance the energy transition and by oil and gas companies to adapt their strategies to the energy transition, are likely to also play a role in oil prices.

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

In 2020, the COVID-19 pandemic caused a sudden and precipitous drop in global oil demand and oil prices collapsed even entering negative territory at one point. Since then, prices recovered along with the recovery in demand and actions by OPEC member countries and other producers to cut and then gradually increase production levels. In addition, energy and commodity prices spiked upwards at the onset of the armed conflict involving Russia and Ukraine although they have subsequently fallen back. Most recently, the current Middle East conflict has resulted in a further spike in oil prices. For more information on the impact of armed conflicts on our business, see “Risk Factors - Risks Relating to Our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”.

Annual Report 2025

The collapse of oil prices, in March 2020 took place when oil and gas operators, particularly in the United States, were already reducing their investments and drilling activity in response to pressure from financial markets to generate positive free cash flows. Oil and gas operators around the world then made further substantial reductions in their exploration and production investments, reducing them to a level around 70% of their pre-pandemic level. Investments have subsequently recovered to their pre-pandemic level in 2023 and have remained relatively stable since then.

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

Until the Russian invasion of Ukraine, LNG prices used to reflect supply and demand conditions in Asia, the major LNG-consuming region, although demand had been increasing in regions like Europe, which imports LNG to supplement its traditional pipeline imports from Russia and other neighboring gas-producing regions, and South America, which imports LNG in its winter season and to supplement hydroelectric energy when rainfall is low. In 2022, however, Europe became a major competitor to Asia in the LNG market as it sought to replace Russian pipeline gas at almost any cost. As Europe phased out imports of pipeline gas from Russia, demand for LNG in Europe has grown, and this is changing the price dynamics of the industry. Demand, however, has been affected by a decline in industrial activity in Europe, and spot LNG fell back in 2023 to levels below oil parity on a relatively warm winter heating season but have since increased, and most recently, have spiked upwards in the current Middle East conflict. Consumption, though not necessarily prices, will continue to show seasonal fluctuations, increasing in the North Asian and European winter period and declining in the summer months. The efforts to fill European storage capacity and increase import capacity has, however, increased price volatility.

Over the past three years, U.S. natural gas prices have remained at a relatively low levels in the range of $2-4 per million BTU as production increases accompanied demand increases, including demand to fill the rapidly expanding LNG export facilities.

Drilling activity in the United States, as measured by the number of active drilling rigs, declined over the past three years as oil prices gradually declined from their post-COVID recovery level. Oil and gas production, however, rose reflecting the strong productivity gains, drilling efficiencies and the consolidation made in the U.S. oil and gas drilling industry. In Canada, the pattern has been similar except that in 2024 drilling activity increased as new pipeline capacity and LNG infrastructure was developed to transport oil and gas to the Pacific coast for sale to Asian markets. Latin American drilling activity during this period reflected a number of different trends: a gradual increase in offshore drilling in Brazil and Guyana following large offshore discoveries; a gradual increase in shale drilling in Vaca Muerta in Argentina accompanied by a decline in mature field conventional drilling; a pronounced decline in drilling in Colombia in 2024 as the government discouraged exploration activity; and a sharp decline in drilling in Mexico towards the end of 2024 reflecting the acute financial difficulties of Pemex. In the Eastern Hemisphere, drilling activity tends to follow a delayed and more gradual pattern in respect of changes in the oil price considering the longer-time investment cycle of offshore and conventional drilling projects. Thus, the post-pandemic recovery in Eastern Hemisphere drilling activity extended through the middle of 2024, since when, there has been a gradual decline in activity.

Prior to the 2014 downturn in oil prices, a growing proportion of exploration and production spending by oil and gas companies had been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. The success, however, of shale drilling operators, with their inherently short investment cycles, in adapting to lower oil and gas prices and increasing production, led to a slowdown in new developments of complex offshore projects with long investment lead times in a context of low and more volatile oil prices, consequently affecting the level of product differentiation. More recently, however, since 2022, offshore drilling activity has been increasing again as exploration has continued and cost-competitive developments, like those in Brazil, Guyana, and sub-Saharan Africa, have been sanctioned and developed, and, in the United States, new high pressure 20 ksi drilling technologies is opening up access to cost-competitive deepwater reserves.

Annual Report 2025

In addition, the increasing cost competitiveness and use of alternative renewable sources of energy will limit growth in demand for oil and gas and put downward pressure on oil and gas prices in the longer term. This trend will accelerate if carbon taxes or carbon pricing instruments resulting in high prices for carbon emissions, or other regulations aimed at reducing the use of fossil fuels, are implemented around the world. There has been a substantial increase in the number of commitments to reduce carbon emissions from governments and public companies, including those operating in the oil and gas industry, and calls on governments and financial entities to introduce regulations and policies to accelerate the energy transition away from fossil fuels to cleaner sources of energy. Major oil and gas companies have been adapting their strategies to address the energy transition, and some have even set out commitments to reduce production, although, more recently, they are rowing back on such commitments. For more information on climate change regulations, see “Risk Factors - Risks Relating to Our Business and Industry - Climate change legislation and increasing regulatory requirements aimed at transitioning to a lower-carbon economy may reduce demand for our products and services and result in unexpected capital expenditures and costs, and negatively affect our reputation”.

On the other hand, we expect that the energy transition will create new markets for the use of our products and services, including for drilling geothermal wells, in the transportation and storage of hydrogen and for CCS systems. We constantly monitor the evolution of the strategies of our main customers and scenarios for future energy demand, considering the global objectives for addressing climate change through the reduction of carbon emissions in accordance with the Paris Agreement and national objectives to achieve carbon-neutrality. We also assess the market outlook for our products with reference to the different scenarios for oil and gas demand published by our customers, international agencies such as the IEA and expert energy market consultancies such as Rystad. These assessments are used as fundamental input for evaluating our business strategy and how to address the risks and opportunities arising from climate change.

The tables below show the annual average number of active oil and gas drilling rigs, or rig count, in the United States, Canada, Latin America and Eastern Hemisphere (worldwide other than the United States, Canada and Latin America, excluding Russia, the Caspian region, Iran, Sudan, Cuba, North Korea, onshore China, or Syria), as published by Baker Hughes, for the years indicated and the percentage increase or decrease over the previous year. Baker Hughes, a leading oil service company, has published its rig counts on a monthly basis since 1975 as a general indicator of activity in the oil and gas sector.

Rig count

	2025	2024	2023	2022
Latin America	134	158	178	168
Other International (*)	946	1,003	978	867
Canada	177	187	177	175
United States	562	599	687	723
Worldwide	1,819	1,947	2,020	1,933

(*)

Excludes Russia, the Caspian region, Iran, Sudan, Cuba, North Korea, onshore China, or Syria.

Other International Rig count for 2024 was adjusted following an update by Baker Hughes in Worldwide Rig Count for Saudi Arabia Rig Operations. For 2023 and 2022, the values were adjusted by the Company to avoid distortions in the calculation of the variation against the previous year.

Annual Report 2025

Percentage increase (decrease) over the previous year

	2025	2024	2023
Latin America	(15%)	(11%)	6%
Other International (*)	(6%)	3%	13%
Canada	(5%)	6%	1%
United States	(6%)	(13%)	(5%)
Worldwide	(7%)	(4%)	5%

(*)

Excludes Russia, the Caspian region, Iran, Sudan, Cuba, North Korea, onshore China, or Syria.

Other International Rig count for 2024 was adjusted following an update by Baker Hughes in Worldwide Rig Count for Saudi Arabia Rig Operations. For 2023 and 2022, the values were adjusted by the Company to avoid distortions in the calculation of the variation against the previous year.

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

Annual Report 2025

Corporate Governance Statement

The Company’s corporate governance practices are governed by Luxembourg law, including, among others, the Luxembourg Company Law of August 10, 1915, on commercial companies, as amended (the “Luxembourg Company Law”), the Luxembourg law of January 11, 2008 on transparency requirements for issuers (which transposes EU Directive 2004/109 of the European Parliament and of the Council of December 15, 2004) (the “Transparency Law”), the Luxembourg law of August 1, 2019 on the exercise of certain rights of shareholders in general meetings of listed companies (which transposes EU Directive 2017/828 of the European Parliament and of the Council of May 17, 2017) (the “Shareholders’ Rights Law”), the Luxembourg law of July 23, 2016, concerning the audit profession (the “Audit Profession Law”), and by the Company’s articles of association. As of June 30, 2026, the Company will become subject to the Luxembourg law of 19 December 2025 (bill 8519) (which transposes EU Directive 2022/2381 of the European Parliament and of the Council of November 23, 2022, on improving the gender balance among directors of listed companies (the “Gender Balance Law”). The following is a summary of certain rights of holders of the Company’s shares and includes the information required under the Luxembourg Law on takeovers of May 19, 2006. Shareholders’ rights are set out in the Company’s articles of association and are provided by applicable Luxembourg law and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary is not exhaustive and does not contain all the information that may be important to investors. For more complete information, you should read the Company’s articles of association, which are attached as an exhibit to this annual report.

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

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares having a nominal value of $1.00 per share. There were 1,071,994,930 shares issued as of the date of this annual report, including treasury shares. All issued shares are fully paid. As at the end of the first and second tranches of the $1.2 billion share buyback program announced by the Company on May 27, 2025, the Company had repurchased 62,355,174 shares, which are held in treasury and are expected to be cancelled in the upcoming extraordinary shareholders meeting scheduled to be held on May 12, 2026.

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

The Company’s extraordinary shareholders’ meeting held on May 6, 2025, approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preemptive subscription rights shall apply):

Annual Report 2025
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

Amendments to the Company’s articles of association require the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

The Company is controlled by San Faustin, which as of December 31, 2025 owned 66.13% of the Company’s issued share capital (and held 70.07% of the voting rights) through its wholly owned subsidiary Techint Holdings, the holder of record of the above-mentioned Tenaris shares. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

As of December 31, 2025, (i) 28.17% of the Company’s issued share capital was publicly traded on the Italian Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the NYSE; (ii) 0.08% of the Company’s issued share capital was held by the Company’s directors and senior management as a group; and (iii) the remaining 5.61% of the Company’s issued share capital was held in treasury. See “Information on the Company - Major Shareholders and Related Party Transactions”.

Dividends

Subject to applicable law, all issued shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Treasury shares are not entitled to dividend distributions.

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On February 18, 2026, the Company announced that, upon approval of the Company’s 2025 annual accounts, the board of directors would submit a proposal on dividends for approval of the annual general meeting of shareholders scheduled to be held on May 12, 2026. For further information, see “Legal and Financial Information - Dividend Policy”.

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

Annual Report 2025

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries. For further information see “Risk Factors - Risks Relating to our Structure - Our dividend payments depend on the results of operations and financial condition of its subsidiaries and could be restricted by legal, contractual or other limitations or tax changes”.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2025, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

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

Annual Report 2025

The next annual general meeting of shareholders that will consider, among other matters, our consolidated financial statements and annual accounts included in this annual report, is scheduled to be held on Tuesday, May 12, 2026, at 10:00 (Central European Time) at the Company’s registered office in Luxembourg. An extraordinary general meeting of shareholders is scheduled to be held on the same date, immediately after the adjournment of the annual general meeting of shareholders to decide on (i) the cancellation of 62,355,174 shares held in treasury by the Company acquired throughout the first and second tranches of the $1.2 billion third share buyback program announced by the Company on May 27, 2025 and, consequently, the approval of a reduction of the Company’s issued share capital for $62,355,174, so as to bring the issued share capital from $1,071,994,930 to $1,009,639,756, represented by 1,009,639,756 shares with a nominal value of $1.00 each; and (ii) the approval of the corresponding amendment of article 5 “Share Capital” of the Company’s articles of association to reflect such resolution.

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice. The rights of the shareholders attending the meetings are governed by the Shareholders’ Rights Law.

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

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. See “Risk Factors - Risks Relating to shares and ADSs - Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”. ADS holders may not attend or directly exercise voting rights in shareholder’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting. Holders of ADSs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank.

The notices convening the annual general meeting of shareholders and an extraordinary general meeting of shareholders scheduled to be held on May 12, 2026, the Shareholder Meeting Brochure and Proxy Statement for the meetings, describing the procedures for attending and voting at the meetings; as well as the material required to be submitted to shareholders in connection with the meetings will be available on the Company’s website at https://ir.tenaris.com/investor-relations in accordance with applicable rules and regulations, and will be timely filed by the Company with the SEC on a report on Form 6-K. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

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

Annual Report 2025

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

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights. See “Risk Factors - Risks Relating to shares and ADSs - Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders”.

Distribution of Assets on Winding-Up

In the event of the Company’s liquidation, dissolution or winding-up, the net assets remaining after allowing for the payment of all debts, charges and expenses will be paid out to the holders of the shares in proportion to their respective holdings.

Annual Report 2025

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

Repurchase of Company shares

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg Company Law and, in the case of acquisitions of shares or ADSs made through a stock exchange in which shares or ADSs are traded, with any applicable laws and regulations of such market. Please see “Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers” for further information on the authorization granted on May 6, 2025, by the annual general meeting of shareholders to the Company or its subsidiaries to repurchase shares of the Company, including shares represented by ADSs, and repurchase of Company shares under share buyback programs.

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

Annual Report 2025

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

The following is a summary of the significant ways that the Company’s corporate governance practices differ from the corporate governance standards required for controlled domestic companies by the NYSE. The Company’s corporate governance practices may differ in non-material ways from certain other standards required by the NYSE that are not detailed here.

Non-management directors’ meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor the Company’s articles of association require the holding of such meetings, and the Company does not have a set policy for these meetings. For additional information on board meetings, see “Information on the Company - Directors, Senior Management and Employees - Directors and Senior Management”.

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

Audit committee composition

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfy the requirements of Rule 10A-3 promulgated under the Exchange Act. Pursuant to the Company’s articles of association, as supplemented by the audit committee’s charter, for as long as the Company’s shares are listed on at least one regulated market, the Company must have an audit committee composed of at least three members, the majority of whom must qualify as independent directors (as defined in the Company’s articles of association), provided, however, that the composition and membership of the audit committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company (including, without limitation, the applicable laws, rules and regulations of such regulated market or markets). The Company’s audit committee, which currently consists of three members, complies with such requirements. In accordance with NYSE standards, the Company has an audit committee entirely composed of independent directors for purposes of the Exchange Act Rule 10A-3(b)(1). For more information on the Company’s audit committee see “Information on the Company - Directors, Senior Management and Employees - Board Practices”.

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

Annual Report 2025

Board composition

The Gender Balance Law, applicable as of June 30, 2026, requires Luxembourg companies with securities listed in a EU-regulated market to ensure that at least 33% of the seats of the board of directors are occupied by persons of the underrepresented sex. Listed U.S. companies are not subject to gender- based quantitative requirements for board composition. For more information on the composition of the board of directors see “Information on the Company - Directors, Senior Management and Employees - Directors and Senior Management”.

Standards for evaluating director independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor the Company’s articles of association requires that the board of directors express such an opinion. In addition, the definition of “independent” under the NYSE rules differs in some non-material respects from the definition contained in the Company’s articles of association. For more information on the Company’s independent directors and the definition of “independent” under the Company’s articles of association see “Information on the Company - Directors, Senior Management and Employees - Directors and Senior Management” and “Information on the Company - Directors, Senior Management and Employees - Board Practices”.

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

The Company’s audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standards and in accordance with applicable Luxembourg law, including the Audit Reform Law; however, due to the Company’s equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to procedures for the receipt and treatment of complaints, other than complaints regarding accounting, internal accounting controls and audit matters, (although the Company has established such procedures); funding for payment of administrative expenses and compensation to advisors (although the audit committee has the authority to engage outside advisors); setting hiring policies for employees or former employees of external auditors; and an annual performance evaluation of the audit committee. For more information on the Company’s audit committee see “Information on the Company - Directors, Senior Management and Employees - Board Practices”.

Standards for approval of related-party transactions

The Company is subject to Luxembourg laws governing approval and disclosure of material related party transactions, including the Shareholders’ Rights Law; and the Company’s articles of association and the audit committee charter require the audit committee to review material transactions with related parties to determine whether their terms are consistent with the interests of the Company and its shareholders and with market conditions or are otherwise fair to the Company. In addition, NYSE requires all NYSE-listed companies’ audit committees (or another independent body of the board of directors) to conduct a reasonable prior review and oversight of all related party transactions for potential conflicts of interest and to prohibit such a transaction if it determines it to be inconsistent with the interests of the company and its shareholders, inconsistent with market conditions or not otherwise fair to the Company. The rule defines the term “related party transaction” by reference to the disclosure requirements for annual reports under the Exchange Act. The materiality threshold applicable to foreign private issuers differs to the one applicable to U.S companies. For further details on the approval process for related party transactions, see “Information on the Company - Directors, Senior Management and Employees - Board Practices”.

Annual Report 2025

Shareholder voting on equity compensation plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. The Company does not currently offer equity-based compensation to its directors, senior management or employees, and therefore does not have a policy on this matter. For more information on directors’ compensation see “Information on the Company - Directors, Senior Management and Employees - Compensation”.

The Shareholders’ Rights Law requires the Company to adopt a Compensation Policy setting forth the principles and guidelines for purposes of determining the compensation payable to the members of the Company’s board of directors and the managing director or chief executive officer. Such Compensation Policy must be submitted to the non-binding vote of the shareholders. In addition, the Shareholders’ Rights Law provides that the Company must prepare an annual report describing the compensation paid to directors and the chief executive officer for the performance of their duties and submit such report to the shareholders for approval. The Compensation Policy and Compensation Report must be available on the Company’s website. For more information on the Compensation Policy and the 2025 Compensation Report see “Information on the Company - Directors, Senior Management and Employees - Compensation”.

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

Code of business conduct and ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor the Company’s articles of association require the adoption or disclosure of such a code of conduct. The Company, however, has adopted a code of conduct that applies to all directors, officers and employees that is posted on its website and which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, it has adopted a supplementary code of ethics for senior financial officers, which is also posted on our website. See “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

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

Annual Report 2025

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

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. Board of directors’ meetings can be validly held by means of teleconference call, video conference or any other means genuinely allowing for the participation, interaction and intercommunication of the attending directors. Written decisions, signed by all the directors, are proper and valid as though they had been taken at a meeting of the board of directors duly convened and held. In 2025, the Company’s board of directors met seven times and adopted four unanimous written resolutions. A majority of the members of the board of directors in office present or represented at the board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

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

On May 6, 2025, the board of directors appointed Tenaris’s chief executive officer as administrateur délégué and delegated to him the power to manage the Company’s affairs within the ordinary course of business, to the full extent permitted by Luxembourg law, to direct and supervise the business activities of the Company’s subsidiaries and to represent the Company in relation to such matters.

On a quarterly basis, the Company’s board of directors meets to review the performance of the Company and approve quarterly financial statements. Sustainability metrics, including health and safety, environmental, CO2eq emissions evolution and decarbonization strategy progress, are integrated and regularly discussed. As part of the board’s review process, internal and external experts are invited to participate in specific board meetings to discuss relevant financial and non-financial matters, including, among others, governance, environmental, health and safety and cybersecurity matters.

On May 6, 2025, the Company’s annual general shareholders’ meeting resolved to maintain the number of directors at eleven and approved the re-appointment of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Molly Montgomery, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime José Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel, each board member to serve until the next annual shareholders’ meeting that will be convened to decide on the Company’s 2025 annual accounts. The board of directors subsequently re-appointed Paolo Rocca as board chairman and Tenaris’s chief executive officer and Guillermo Vogel and Germán Curá as vice chairmen of the board.

Mr. Curá was reconfirmed as the board member responsible for overseeing the development and implementation of the Company’s strategy for climate change.

Annual Report 2025

The following table sets forth the name of the Company’s current directors, their respective positions on the board of directors, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Board Member	Age at December 31, 2025
Mr. Simon Ayat	Director	Director of the Company	6	71
Mr. Roberto Bonatti (1)	Director	Director of San Faustin	23	76
Mr. Carlos Condorelli	Director	Director of the Company	19	74
Mr. Germán Curá	Director	Director and Vice Chairman of the Company's board of directors	8	63
Ms. Molly Montgomery	Director	Public Policy Director, Meta	2	45
Ms. Maria Novales-Flamarique	Director	Strategy Advisor	4	49
Mr. Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	23	77
Mr. Paolo Rocca (1)	Director / CEO	Chairman of the Company's board of directors and Tenaris's chief executive officer	24	73
Mr. Jaime José Serra Puche	Director	Chairman of S.A.I. Derecho & Economía	23	74
Ms. Monica Tiuba	Director	Director of the Company and chairperson of the Company's audit committee	8	47
Mr. Guillermo Vogel	Director	Director and Vice Chairman of the Company's board of directors	23	75

(1)	Paolo Rocca and Gianfelice Mario Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Mario Rocca’s first cousin.

Simon Ayat. Mr. Ayat is an independent member of the Company’s board of directors and of its audit committee. He served as Schlumberger’s executive vice president and chief financial officer from 2007 until early 2020 and as senior strategic advisor to the chief executive officer of Schlumberger until January 2022. Mr. Ayat has held several financial and operational positions in Schlumberger, where he commenced his career in 1982. He was based in Paris, Houston and Dallas, as well as in the Middle East and Far East regions, serving as group treasurer, controller, geomarket manager for Indonesia and drilling regional vice president for Asia Pacific. Mr. Ayat is also a member of the board of directors and audit committee of Liberty Energy, a leading provider of hydraulic fracturing and wireline services to E&P companies in North America. He is a French and Lebanese citizen.

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

Carlos Condorelli. Mr. Condorelli is a member of the Company’s board of directors. He served as the Company’s chief financial officer from October 2002 until September 2007. He was also a board member of Ternium from May 25, 2005 until May 6, 2025. He has held several positions within Tenaris, including also the chief financial officer position in some of the principal Tenaris Group companies and member of the Company’s audit committee between November 1, 2017 and May 2, 2018. He also served as president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Germán Curá. Mr. Curá is a member of the Company’s board of directors and also holds the position of vice chairman of the Company’s board of directors. He served as president of our operations in North America until May 2, 2018, a position held since 2006. He was first employed by Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East subsidiary, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril Company, director of our Oilfield Services global business unit and Tenaris commercial director. He was also a member of the board of directors of the American Petroleum Institute (“API”) and of the American Iron and Steel Institute (“AISI”). He is a marine engineer from the Instituto Tecnológico de Buenos Aires and holds an MBA from the Massachusetts Institute of Technology. Mr. Curá is an U.S. citizen.

Annual Report 2025

Molly Montgomery. Ms. Montgomery is an independent member of the Company’s board of directors. She has 20 years of experience advising senior executives and government officials on geopolitical and policy issues. She currently serves as a Public Policy Director at Meta Platforms, Inc. In her 15-year career in the U.S. government, her roles included serving in the White House as Special Advisor to the Vice President for Europe and Eurasia and as the Deputy Assistant Secretary of State for the EU and Western Europe. Ms. Montgomery was previously a senior vice president at Albright Stonebridge Group, where she advised Fortune 500 clients on geopolitical risk, regulatory issues, and market entry and exit. She currently serves as a member of the board of directors of the Center for European Policy Analysis and the Leadership Council for Women in National Security. She holds a BA in History and Political Science from Stanford University, an MPA in International Relations from Princeton University, and a life membership in the Council on Foreign Relations. Ms. Montgomery is an U.S. citizen.

Maria Novales-Flamarique. Ms. Novales-Flamarique is an independent member of the Company’s board of directors. She advises multinational institutions on a variety of strategic and transformational issues. Previously, she was country head for Generation Mexico, an NGO founded by McKinsey & Company that transforms education-to-employment systems to prepare, place, and support people into life-changing careers that would otherwise be inaccessible. She was also a partner at McKinsey & Company, leading more than 50 teams advising companies in Mexico, other Latin American countries, the United States and Europe. She began her career in asset management at Letko, Brosseau & Associates in Montreal, Canada, and worked as an investment banker at Citigroup Global Markets in New York City. She currently serves as an independent director at Scotiabank Mexico, where she is a member of the Audit and Talent committees. She also sits on advisory boards at several fintech, HRtech, insurtech start-ups and venture capital funds and is an independent senior advisor. She holds an MBA from London Business School, a BA from HEC Montreal and is a CFA Charterholder. Ms. Novales-Flamarique is a Canadian, Spanish, and U.S. citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company’s board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, member of the board of directors of Ternium and president of the board of directors of Humanitas S.p.A. and Tenova S.p.A. (“Tenova”). Furthermore, in Italy he is president of the Giorgio Cini Foundation and member of the board of Bocconi University. At international level, he is member of the European and Global Advisory Board of Harvard Business School, member of the European Round Table of Industrialists, vice president of Aspen Institute and member of the board of Brembo N.V. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company’s board of directors and has been our chief executive officer since 2002. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and president of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime José Serra Puche. Mr. Serra Puche is an independent member of the Company’s board of directors and of its audit committee. He is the chairman of SAI Derecho & Economia, a Mexican consulting firm, and a member of the board of directors of Grupo Vitro, and chairman of the board of BBVA. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of the North America Free Trade Agreement (“NAFTA”), now replaced by the USMCA. Mr. Serra Puche is a Mexican citizen.

Monica Tiuba. Ms. Tiuba is an independent member of the Company’s board of directors and chairperson of its audit committee. She is a Brazilian qualified lawyer and accountant with more than 20 years of professional experience in Brazil and Luxembourg. She started her career at Barbosa, Mussnich & Aragão law firm in Rio de Janeiro, Brazil, where she practiced corporate law, M&A and tax litigation. She worked in EY and PwC, in the Brazil and Luxembourg offices, advising multinational clients, private equity houses and family offices. She gained banking experience working as international senior wealth planner at Banque Edmond de Rothschild, in Luxembourg. She currently serves as member of the board of directors of Investing for Development SICAV, a Luxembourg social impact fund and of its Forest and Climate Change Fund. She holds a Master of Laws in International and Comparative Law at the Vrije Universiteit Brussel, a specialization in EU tax law from Leiden University and a Master of Laws in international taxation from Vienna University of Economics. Ms. Tiuba is a Brazilian and Luxembourgish citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company’s board of directors and also holds the position of vice chairman of the board. He is a notable Mexican businessperson with an extensive career in various industries. He graduated from the Universidad Nacional Autónoma de México and also holds an MBA from the University of Texas at Austin. Mr. Vogel has held prominent positions in several companies, showcasing his expertise and leadership skills. He is the chairman of GCollado S.A.B. de C.V. His influence extends to multiple organizations, as he has served as president of Canacero, the Steel Chamber in Mexico, and as vice chairman of the American Iron and Steel Institute. Moreover, Mr. Vogel is actively involved in various other companies and institutions. He is a board member of Techint, S.A. de C.V., Alpek S.A.B. de C.V., Banco Santander (México) S.A., Innovare R&D, S.A., Europea Network Business Solutions S.A. de C.V., Club de Industriales, A.C., Consejo Coordinador Empresarial, and several other organizations. His roles also include contributions to the academic sector, as he is a member of the board of the Universidad Panamericana and IPADE, A.C. His international presence is marked by his membership in The Trilateral Commission and the International Board of The Manhattan School of Music. He also plays a key role in the US-Mexico CEO Dialogue as its chairman. Vogel's career reflects a blend of leadership in business and contributions to international relations and education. Mr. Vogel is a Mexican citizen.

Annual Report 2025

Mr. Condorelli has informed the Company of its decision not to stand for re-election to the board of directors. Accordingly, at the next annual general meeting of shareholders, scheduled to be held on May 12, 2026, it will be proposed that the number of directors be reduced to ten and that all of the current members of the board of directors (other than Mr. Condorelli) be reappointed, each to hold office until the next annual general shareholders’ meeting that will be convened to decide on the Company’s 2026 annual accounts. By application of article 3 of the Gender Balance Law, as of June 30, 2026, a board of directors composed of ten members is required to have at least three directors of the underrepresented sex. If the next annual general shareholders’ meeting approves the proposal to reduce the number of directors to ten and to reappoint all of the current members of the board of directors (other than Mr. Condorelli, who will not stand for re-election) the Company will satisfy with the requirements of the Gender Balance Law regarding the minimum number of persons of the underrepresented sex serving as board members.

As indicated above, board members Ayat, Montgomery, Novales-Flamarique, Serra Puche and Tiuba qualify as independent directors under Exchange Act Rule 10A-3(b)(1) and the Company’s articles of association. Within the Company’s board members, only the chief executive officer is a member of our senior management, listed in section “Information on the Company - Directors, Senior Management and Employees - Senior Management”. There are no representatives of employees or other workers on the Company´s board of directors.

Directors’ Liability

Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company’s articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg Company Law, directors may be liable to the Company in accordance with general law for the execution of their mandate and for any misconduct in the management of the Company’s affairs. Directors are jointly and severally liable towards either the Company or any third parties from damages resulting from the violation of the Luxembourg Company Law or the Company’s articles of association. Directors shall be discharged from such liability in the case of a violation to which they were not a party provided no misconduct is attributable to them and such violation has been reported to the first general meeting of shareholders after they have acquired knowledge thereof.

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

Annual Report 2025

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

Statutory auditors are appointed by the general shareholders’ meeting, upon recommendation from the Company’s audit committee, through a resolution passed by a simple majority vote, irrespective of the number of shares represented at the meeting, to serve one-year renewable terms. Statutory auditors may be dismissed for reasonable cause by the general shareholders’ meeting at any time. Luxembourg law does not allow directors to serve concurrently as external auditors. As part of their duties, auditors report directly to the audit committee.

Pursuant to its charter, the Company’s audit committee is responsible for, among other things, the oversight of the independence and performance of the Company’s external auditors. The audit committee is also responsible to consider and make recommendations to the board of directors, to be put to shareholders for approval at the annual general meeting of shareholders, regarding the appointment, re-appointment or removal of the Company’s external auditors. In addition, the audit committee is responsible for reviewing the appropriateness and provision of permitted non-audit fees and to review and approve any fees (whether for audit, audit-related and non-audit services) payable to the Company’s external auditors. On an annual basis, in the performance of its functions, the audit committee considers the appointment of the Company’s external auditors and reviews, together with management and the external auditor, the audit plan, audit related services and other non-audit services. The audit committee requests the board of directors to submit the audit committee’s recommendation for the appointment of the Company’s external auditor for each fiscal year and the payment of applicable fees for final approval by the general shareholders’ meeting. The general shareholders’ meeting regularly approves statutory audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. No services outside the scope of the audit committee’s approval can be undertaken by the external auditor.

With respect to the audit for the fiscal year ended December 31, 2025, the Company conducted a competitive tender process for the selection of an audit firm to perform the statutory audit of the Company’s consolidated financial statements under International Standards of Auditing (“ISA”), and a competitive tender process for the selection of an audit firm to perform the contractual audit of the Company’s consolidated financial statements and internal controls under Public Company Accounting Oversight Board (“PCAOB”) auditing standards. Following completion of the tender processes, on March 25, 2025, the Company’s audit committee (i) approved the appointment of Forvis Mazars, Cabinet de révision agréé (“Forvis Mazars”), as the Company’s statutory auditor for the fiscal year ended December 31, 2025, and recommended to the Company’s board of directors that the appointment of Forvis Mazars be submitted for approval at the annual general meeting of shareholders; and (ii) approved the appointment of PricewaterhouseCoopers Assurance, Société cooperative (“PwC”), as the Company’s contractual auditor for the fiscal year ended December 31, 2025, to perform the contractual audit of the Company’s consolidated financial statements and internal controls. On April 1, 2025, the Company’s board of directors, based on the audit committee’s resolutions, recommended the annual general meeting of shareholders to appoint Forvis Mazars as the Company’s statutory auditor for the fiscal year ended December 31, 2025. The annual general meeting of shareholders held on May 6, 2025, approved the appointment of Forvis Mazars as the Company’s statutory auditor for the year ended December 31, 2025, and approved its related fees.

At the next annual general shareholders’ meeting scheduled to be held on May 12, 2026, upon recommendation of the audit committee, the Company’s board of directors will propose that Forvis Mazars be re-appointed as the Company’s independent approved statutory auditors for the fiscal year ending December 31, 2026. The audit committee meeting of February 17, 2026, also resolved to re-appoint PwC, as the Company’s contractual auditor for the fiscal year ending December 31, 2026.

Annual Report 2025

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

Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2025
Mr. Paolo Rocca	Chairman and Chief Executive Officer	73
Mr. Carlos Gómez Álzaga	Chief Financial Officer	55
Mr. Gabriel Podskubka	Chief Operating Officer	52
Mr. Antonio Caprera	Chief Industrial Officer	65
Mr. Gabriel Casanova	Chief Supply Chain Officer	67
Mr. Luis Scartascini	Chief Human Resources Officer	52
Mr. Lucas Pigliacampo	Chief Technology Officer	53
Mr. Guillermo Moreno	President, United States	61
Mr. Sergio de la Maza	President, Mexico	69
Mr. Andrea Previtali	President, Southern Cone	53
Mr. Michele Della Briotta	President, Europe	53

Paolo Rocca. Mr. Rocca is the Chairman of the Company’s board of directors and has been our Chief Executive Officer since 2002. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium and a director and President of San Faustin. He is a member of the executive committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Carlos Gómez Álzaga. Mr. Carlos Gómez Álzaga currently serves as our Chief Financial Officer, a position he assumed in May 2025. He joined Tenaris in 2003 and has over 20 years of experience, serving in various roles including CFO for the Southern Cone, where he supervised financial operations in Argentina, Brazil, Bolivia, and Chile; Economic and Financial Planning Director; CFO for Central America, overseeing financial operations in Mexico, Colombia, Ecuador, Venezuela, and Peru; and Compliance Director, establishing the Compliance department and implementing SOX certification. Prior to joining Tenaris, he worked as a consultant for McKinsey & Company and as an Economic and Financial Planning Analyst for Ternium in Argentina. Mr. Gómez Álzaga is an Argentine citizen.

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

Annual Report 2025

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

Luis Scartascini. Mr. Scartascini currently serves as our Chief Human Resources Officer, a position he assumed in January 2022. After receiving a degree in industrial engineering, he started his career in Siderca in 1997 and then moved to Houston in 2003 to be part of the company’s commercial office in the United States. In 2005 he moved back to Argentina to serve as the director of the Global Trainee program before heading to Dubai in 2010 to lead the Middle Eastern Business Unit and later support the acquisition of Saudi Steel Pipes. He returned to the United States in 2018 as commercial vice president and played a leading role in the commercial integration of IPSCO. Mr. Scartascini is an Argentine and Italian citizen.

Lucas Pigliacampo. Mr. Lucas Pigliacampo currently serves as our Chief Technology Officer, a position he assumed in April 2025. He joined Tenaris in 1997 and has held predominantly technical roles within the company, gaining experience in processes, product engineering, oilfield services, and product marketing. His previous roles include Vice President of Oil and Gas Technologies, Global Technical Sales Director, and Product Marketing and Applications Director, among other positions across Argentina, Canada, Italy, and the United States. Mr. Pigliacampo is an Argentine and Italian citizen.

Guillermo Moreno. Mr. Guillermo Moreno currently serves as president of our operations in the United States, a position he assumed in April 2025. Prior to this role, Mr. Moreno was the Chief Commercial Officer for the U.S., where he oversaw the company's commercial strategy, including the execution of its service-oriented business strategy, Rig Direct®. Before joining the Tenaris U.S. executive team in late 2019, Mr. Moreno served as President of Tenaris in Canada, overseeing regional operations since 2012. In 2010 he held the position of Chief Planning Officer in Argentina. In 1999, Mr. Moreno was named Vice President of the Pipeline Services global business unit based in Mexico, and in 2004, he took over the Oilfield Services global business unit, based in Houston, Texas. Mr. Moreno is an Argentine citizen.

Sergio de la Maza. Mr. de la Maza currently serves as president of our operations in Mexico and also serves as managing director and executive vice president of Tamsa. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2003. Mr. de la Maza is a Mexican citizen.

Andrea Previtali. Mr. Andrea Previtali currently serves as president of our operations in the Southern Cone, a position he assumed in April 2025. Previously, he was Vice President of our global Pipelines and Services business unit. He began his career at Tenaris in 1999, gaining experience in various areas, including strategic planning, operations, product development, and commercial. Over the years, he has worked in Italy, Romania, Mexico, Indonesia, Switzerland, and now Argentina. Mr. Previtali is an Italian citizen.

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

Annual Report 2025

Compensation

The compensation payable to the members of the Company’s board of directors is based on their duties and is determined at the annual ordinary general shareholders’ meeting.

The general meeting of shareholders held on May 6, 2025, approved the compensation paid to directors for the performance of their duties during the fiscal year ended December 31, 2025, and resolved that (i) each director receives a fixed compensation for an amount of $115,000; (ii) each director who is also a member of the Company’s audit committee receives an additional fee of $55,000; and (iii) the chairperson of the Company’s audit committee receives an additional fee of $20,000. No variable compensation has been paid or shall be payable to directors for services rendered during the year ended December 31, 2025, and no long-term incentive or pension plan is available to directors.

The compensation paid to the Company’s managing director or chief executive officer is determined by the board of directors, and is linked to strategic priorities and objectives, encompassing both financial and non-financial performance. The non-financial performance priorities and objectives include the Company’s performance in relation to its safety and decarbonization objectives. The cash compensation paid or payable to the chief executive officer for the performance of his duties during the year ended December 31, 2025, amounts to $10 million, of which $3 million corresponds to fixed compensation and $7 million corresponds to variable compensation. No long-term incentive or pension plan is awarded to the chief executive officer.

The aggregate cash compensation paid to all directors and senior managers of the Company for the year ended December 31, 2025, amounted to $44.7 million. This amount includes cash benefits paid to certain senior managers in connection with pre-existing retirement plans. In addition, directors and senior managers received for the year ended December 31, 2025, 408 thousand units for a total amount of $6.7 million in connection with the employee retention and long-term incentive program described in note II.P.3 “Accounting Policies - Employee benefits - Other long-term benefits” to our audited consolidated financial statements included in this annual report.

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

The Company’s board of directors approved, at its meeting held on April 29, 2020, the Compensation Policy of the Company, which was submitted to an advisory non-binding vote at the shareholders meeting held on June 2, 2020, and approved by majority vote. In 2024, the Company’s board of directors, and subsequently, the shareholders meeting re-approved the Compensation Policy, with certain amendments. The Compensation Policy is available on the Company’s website and will be reviewed and submitted to the non-binding vote of the shareholders every four years, to the extent required by Luxembourg law, or in the event of a material amendment thereto.

In addition, on February 18, 2026, the Company’s board of directors approved the 2025 Compensation Report, which is available on the Company’s website and will be submitted to the non-binding vote of the shareholders at the next general meeting of shareholders scheduled to be held on May 12, 2026.

Annual Report 2025

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

Audit Committee’s composition - Financial Expert

The audit committee of the Company’s board of directors currently consists of three members: Mr. Simon Ayat, Mr. Jaime José Serra Puche and Ms. Monica Tiuba, who were appointed to the audit committee by the Company’s board of directors on May 6, 2025. As of the date of this annual report, all members of the audit committee qualify as independent directors both for purposes of the Exchange Act Rule 10A-3(b)(1), and under the Company’s articles of association. All three members of the audit committee stand for re-election at the shareholders meeting scheduled to be held on May 12, 2026.

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

In addition, the audit committee is required to review and, where applicable, approve material transactions between the Company or its subsidiaries and related parties, as provided in the Company’s articles of association, or as may be required by any law, rule or regulation applicable to the Company, in order to determine whether their terms are consistent with the interests of the Company and its shareholders and are consistent with market conditions or are otherwise fair to the Company. The Company has adopted a Related Party Transactions Policy and Procedure setting forth the revised, updated and consolidated guidelines and processes through which the Company identifies, approves and manages related party transactions, seeking to assure transparency and substantial and procedural fairness of such transactions, as well as compliance with the provisions in the Company’s articles of association and the audit committee charter relating to transactions with related parties, Luxembourg rules relating to the approval and disclosure of material related party transactions, and Section 314.00 of the NYSE Listed Company Manual.

Annual Report 2025

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

In addition, any related party transaction that does not qualify as a “Level 1” related party transaction, but which has an individual value equal to or higher than $5 million (which is the value threshold determined by management to be material to the Company for disclosure purposes under “Related Parties Transactions” of this annual report), qualifies as a “Level 2” related party transaction and must be reviewed by the audit committee for purposes of making a determination as to whether any conflicts of interest exist and whether the proposed related party transaction is consistent with the interests of the Company and its shareholders and with market conditions or are otherwise fair to the Company, in order to either reject or approve the proposed transaction. Any related party transaction that is for less than such value qualifies as a “Level 3” related party transaction and is reviewed by the Company’s related-party transaction unit, the area within the Company responsible for centralizing and compiling the information relating to all related party transactions and performing the review, assessment and other procedures contemplated in the Related Party Transactions Policy and Procedure.

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

Annual Report 2025

Risk Management

The Company has established a management-level critical risk committee that assists the Company’s board of directors, the audit committee and the chief executive officer in connection with the monitoring, assessment and review of risks to which Tenaris is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including, among others, accidents, cybersecurity, commercial execution, environmental, health and safety and regulatory risks), the development of mitigating actions, and the monitoring of action plans. The critical risk committee operates under a critical risk management revised charter approved by the board of directors on April 26, 2023, which sets forth the roles, composition and responsibilities of the critical risk committee. The critical risk committee assists the board of directors, the audit committee and the chief executive officer with the oversight of the risks to which Tenaris is exposed and monitors the risk management process, including risk mapping, mitigation and prevention, with a focus on critical risks. The critical risk committee periodically reports to the board of directors, the audit committee and the chief executive officer on its activities.

Management is responsible for identifying, assessing and managing risks. Risk factors are classified according to the potential area impacted, the likelihood of their occurrence and the severity of any eventual impact. The critical risk committee primarily focuses on risks considered critical to Tenaris’s assets, operations, reputation or that have the potential to trigger significant liabilities. The critical risk committee facilitates the identification and assessment of critical risks, the adoption of mitigating actions and the monitoring of action plans. Critical risks are escalated through existing reporting lines and decisions are not dissociated from other management decisions. For the purpose of performing the double materiality assessment (“DMA”) in connection with the reporting of non-financial information, we have identified and assessed material topics in accordance with the requirements of the ESRS and found the topics identified as material to Tenaris were consistent and aligned with the risk map developed by the critical risk committee. For more information on DMA and results, refer to “Sustainability Statement - Double Materiality Assessment”.

Employees

For information on Tenaris’s employees, please refer to “Sustainability Statement - Social - Human Capital” in this annual report.

Share Ownership

To our knowledge, as of February 28, 2026, our directors and senior management owned 866,926 Company’s securities (in the form of shares or ADSs) which represents 0.08% of the Company’s issued share capital and 0.09% of the voting rights.

Luxembourg law requires directors and senior management to disclose certain transactions involving the Company’s securities made on their own account and on account of certain other relevant persons (“Luxembourg Securities Reporting Requirements”). The Company, in turn, is required to disclose any such transaction to the market, in accordance with Luxembourg Securities Reporting Requirements. The U.S. “Holding Foreign Insiders Accountable Act” mandates directors and senior officers of foreign private issuers to comply with certain ownership and trading reporting requirements under the U.S. Securities and Exchange Act. However, the SEC issued an exemptive order pursuant to which directors and senior officers of the Company are exempt from the U.S. securities reporting requirements subject to certain conditions, including compliance with Luxembourg Securities Reporting Requirements. As a result, the Company’s directors and members of its senior management are currently exempt from U.S. securities reporting requirements to the extent they comply with Luxembourg Securities Reporting Requirements.

The following table provides information regarding ownership of Company’s securities (in the form of shares or ADSs) reported to the Company by our directors and senior management, as of February 28, 2026:

Director or Officer	Number of securities beneficially owned (in shares)
Guillermo Vogel	850,446
Guillermo Moreno	8,214
Carlos Condorelli	4,320
Gabriel Podskubka (1)	3,946
Total	866,926

(1)	On March 2, 2026, Mr. Gabriel Podskubka notified the Company that he had sold 1,973 ADSs, corresponding to 3,946 underlying shares (each ADS represents 2 shares).

Annual Report 2025

Recovery of Erroneously Awarded Compensation

In 2023, the Company’s board of directors approved the Clawback Policy, in response to the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual, setting forth the principles for the prompt recovery or “clawback” of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements, as further described therein. The members of senior management listed in the section “Information on the Company - Directors, Senior Management and Employees - Senior Management”, as well as Mr. Stefano Bassi, the Company’s global reporting senior director, are subject to the Clawback Policy.

During the fiscal year ended December 31, 2025, the Company was not required to prepare an accounting restatement requiring recovery of erroneously awarded compensation pursuant to the Clawback Policy nor was there any outstanding balance as of the end of the year ended December 31, 2025, of erroneously awarded compensation to be recovered under the Clawback Policy.

Major Shareholders and Related Party Transactions
Major Shareholders

The following table shows the beneficial ownership of the Company’s securities (in the form of shares or ADSs) (i) by the Company’s major shareholders (persons or entities that have notified the Company of beneficial ownership of 5% or more of the Company’s issued share capital), (ii) by the Company’s directors and senior management as a group, and (iii) repurchased by the Company under the share buyback programs and currently held in treasury. The information below is as of February 28, 2026. For more information on share repurchases under the Company’s share buyback programs, please refer to “Legal and Financial Information - Purchases of Equity Securities by the Company and Affiliated Purchasers”.

Identity of Person or Group	Number of securities beneficially owned (in shares)	Percentage of securities beneficially owned

San Faustin (1)	690,005,187	64.37%
Directors and senior management as a group (2)	866,926	0.08%
Treasury shares (3)	62,355,174	5.82%
Public	318,767,643	29.74%
Total	1,071,994,930	100.00%

(1)

San Faustin owns all of its shares in the Company, representing 64.37% of the Company’s share capital and 68.34% of the voting rights, through its wholly-owned subsidiary Techint Holdings, the holder of record of the Company's shares owned by San Faustin. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK. Between December 9, 2025, and February 28, 2026, Techint Holdings sold 23,600,000 ordinary shares of the Company. All such shares were settled as of February 28, 2026.

(2)	On March 2, 2026, Mr. Gabriel Podskubka notified the Company that he had sold 1,973 ADSs, corresponding to 3,946 underlying shares (each ADS represents 2 shares).
(3)	Represents shares repurchased by the Company and held in treasury as of February 28, 2026, under its share buyback program announced on May 27, 2025.

Annual Report 2025

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

Related Party Transactions

Tenaris is a party to several related party transactions as described in note 31 “Related party transactions” to our consolidated financial statements included in this annual report. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of Luxembourg law. For further details on the approval process for related party transactions, see “Information on the Company - Directors, Senior Management and Employees - Board Practices”.

Purchases of Steel Products and Raw Materials

In the ordinary course of business, we purchase round steel bars, flat steel products and other raw materials from Ternium or its subsidiaries. These purchases are consistent with the interests of the Company and its shareholders and with market conditions, or are otherwise fair to the Company.

These transactions include:

  purchases of round steel bars made under a frame agreement for use in our seamless steel pipe operations in Mexico did not occur in 2025 or 2024 and amounted to $12 million in 2023;
  purchases of flat steel products for use in the production of welded pipes and accessories, which amounted to $183 million in 2025, $149 million in 2024 and $302 million in 2023; and
  purchases of scrap and other raw materials for use in the production of seamless pipes, which amounted to $1 million in 2025, $4 million in 2024 and $11 million in 2023.

Sales of Raw Materials

In the ordinary course of business, we sell ferrous scrap and other raw materials to Ternium or its subsidiaries. These sales, which are made on similar terms and conditions as sales to other unrelated third parties, amounted to $12 million in 2025, $32 million in 2024 and $40 million in 2023.

Purchase Agency Services and Sales of Materials

Exiros, in which we have 50% share ownership and Ternium owns the remaining 50%, provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin, including sales to Usiminas. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation. Exiros’ total sales to companies controlled by, or under the significant influence of, San Faustin totaled $54 million in 2025, $57 million in 2024 and $65 million in 2023.

Annual Report 2025

Supply of Electric Energy

Techgen, which is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris, operates an electric power plant in Pesquería, Mexico. Ternium and Tenaris currently contract 78% and 22%, respectively, of Techgen’s power capacity. Techgen sells to third parties on behalf of Tenaris the unused electricity that Tenaris purchased from Techgen.

Techgen net sales of electricity to Tenaris amounted to $67 million in 2025, $23 million in 2024 and $73 million in 2023.

Supply of Natural Gas

We are party to contracts with Tecpetrol and TGN relating to the supply of natural gas to our operations in Argentina. Tecpetrol is a company controlled by San Faustin, engaged in oil and gas exploration and production, and has rights to various oil and gas fields in Argentina and elsewhere in Latin America. TGN, a company in which San Faustin has joint control, operates two major pipelines in Argentina connecting the major gas basins of Neuquén and Noroeste-Bolivia to the major consumption centers in Argentina.

Tecpetrol supplies Tenaris’s Argentine subsidiaries with natural gas requirements under market conditions and according to local regulations. Tecpetrol’s sales to Tenaris amounted to $29 million in 2025, and $42 million in 2024 and 2023.

We have transportation capacity agreements with TGN for the transport of Tenaris’s Argentine subsidiaries natural gas supplies. The Argentine government regulates the general framework under which TGN operates and prices its services. TGN’s sales to Tenaris amounted to $5 million in 2025, $4 million in 2024 and $2 million in 2023.

Provision of Engineering and Labor Services

Tenaris contracts with certain companies controlled by San Faustin specialized in supplying engineering services and non-specialist manual labor services, such as industrial cleaning, general maintenance, handling of by-products and construction services. Fees accrued for these services in the aggregate amounted to $43 million in 2025, $49 million in 2024 and $69 million in 2023.

Sales of Steel Pipes and Sucker Rods

In the ordinary course of business, we sell steel pipes, sucker rods and related services to other companies controlled by or under the significant influence of San Faustin. These sales, which are made principally to companies involved in the construction of gas pipelines and to Tecpetrol and joint arrangements in which Tecpetrol participates for its oil and gas drilling operations, are made on similar terms and conditions as sales to unrelated third parties. Our sales of steel pipes and sucker rods as well as logistical and certain other services to other companies controlled by or under the significant influence of San Faustin amounted to $120 million in 2025, $79 million in 2024 and $119 million in 2023.

Sales of Fracking and Coiled Tubing Services

We provide fracking and coiled tubing services to Tecpetrol and joint arrangements in which Tecpetrol participates for its oil and gas drilling operations, which amounted to $121 million in 2025, $122 million in 2024 and $102 million in 2023.

Annual Report 2025

Administrative Services, Legal and Other Support Services

Finma S.A. (“Finma”), a company controlled by San Faustin in which Tenaris has a 33% interest and other affiliates of San Faustin own the remaining shares, provides administrative and legal support services to San Faustin’s affiliates in Argentina, including Tenaris. Fees accrued for these services amounted to $14 million in 2025 and 2024, and $13 million in 2023.

Loans to Related Parties

Tenaris financed the construction and operation of Techgen’s Pesquería project primarily in the form of subordinated loans to Techgen. The outstanding principal amount of loans to Techgen as of December 31, 2025, amounted to $69 million, as of December 31, 2024, amounted to $67 million and as of December 31, 2023, amounted to $62 million. These loans generated interest gains in favor of Tenaris in an amount of $6 million in 2025, 2024 and 2023.

Dividends from Related Parties

Tenaris recorded dividends declared by Ternium in an amount of $62 million in 2025, $71 million in 2024, and $67 million in 2023.

Tenaris recorded dividends declared by Usiminas in an amount of $3 million in 2023.

Dividends to Related Parties

Tenaris distributed dividends to Techint Holdings in an amount of $607 million in 2025, $478 million in 2024, and $385 million in 2023.

Other Transactions

We entered into various contracts with Tenova (or certain of its subsidiaries), a company controlled by San Faustin, for the provision of furnaces, spare parts, accessories, and related services for our facilities. Supplies received amounted to $1 million in 2025, $28 million in 2024, and $19 million in 2023.

In addition, in the ordinary course of business, from time to time we carry out other transactions and enter into other arrangements with other related parties, none of which are considered to be material.

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

Annual Report 2025

Through an integrated global network of R&D, manufacturing and service facilities, and a team of around 25,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability. Our core values of safety, health, environment, quality and transparency guide our daily activity. They are clearly reflected in our Code of Conduct and our Quality, Health, Safety, and Environment (“QHSE”) Policy, and are embedded in all aspects of our business processes. This sustainability statement shows how these values translate into concrete actions and are reflected in our performance indicators.

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

Although steel can be reused and recycled indefinitely, playing a key role in the development of society and improving quality of life, the steel industry is a significant source of carbon emissions worldwide. The industry has joined forces to promote transparent reporting and take action to reduce emissions, with Tenaris playing a leading role in these initiatives. For the past eight years, the World Steel Association (“worldsteel”) has named Tenaris a Sustainability Champion for “leading the way in creating a truly sustainable steel industry and society”.

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

Our Health, Safety and Environment, and Quality Management systems are designed according to the latest versions of the ISO 14001, ISO 45001 and ISO 9001 standards. Today, 84% of our production sites are working under management systems certified according to these standards.

Basis for Presentation

This sustainability statement includes the non-financial information required to be disclosed in accordance with applicable Luxembourg law5 and the reporting requirements regarding environmentally sustainable economic activities (EU Taxonomy)6. Given the differences in the applicable legal and analytical frameworks underlying this sustainability statement and the remainder of this annual report, we note that our approach to disclosures included in this sustainability statement (including related annexes) differs from our approach to the disclosures included in other sections of this annual report, as well as other disclosures we include in financial reports (including other filings with the SEC). While this sustainability statement includes information about sustainability topics that we believe may be important to Tenaris and our stakeholders under Luxembourg law and the EU Taxonomy, any importance attributed to such topics or related disclosures, or their inclusion in this sustainability report, should not be deemed to mean that such information necessarily rises to the level of materiality applied in our financial reporting, including for purposes of complying with U.S. securities laws and regulations or other reporting frameworks, even when we use the word “material” or “materiality” in connection with sustainability-related topics in this document. Consistent with applicable Luxembourg and EU law, this sustainability statement is intended to provide information from a different perspective, and in some cases in greater detail, than is required to be included in our filings with the SEC under U.S. securities laws and regulations. This sustainability statement is part of the 2025 annual report, which was approved by the Company’s board of directors on March 30, 2026.

5 Article 1730-1 of the Luxembourg Law of August 10, 1915, on commercial companies, as amended, and Articles 68 and 68bis of the Luxembourg Law of December 19, 2002, on the commercial and companies register and on the accounting records and annual accounts of undertakings, as amended.

6 Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council on the establishment of a framework to facilitate sustainable investment, as supplemented by applicable Commission Delegated Regulation (EU Taxonomy).

Annual Report 2025

The Corporate Sustainability Reporting Directive (“CSRD”) was adopted by the European Parliament and subsequently approved by the Council of the EU in November 2022. The CSRD introduced detailed sustainability reporting requirements for large companies, requiring them to regularly disclose information on their environmental, social, and governance impact. However, certain EU member states, including the Grand Duchy of Luxembourg, did not transposed the CSRD into national law by the required deadline and, therefore, the Company is not currently subject to CSRD and ESRS. On February 26, 2025, the European Commission put forward the Omnibus I and Omnibus II simplification packages, aimed at reducing administrative burdens, cutting red tape, and boosting EU competitiveness in the sustainability regulatory framework. Omnibus I proposed substantive amendments to the CSRD and to the Corporate Sustainability Due Diligence Directive, significantly narrowing their scope and simplifying reporting obligations. Omnibus II complemented these efforts by targeting simplifications to the CBAM and the InvestEU Regulation. On February 24, 2026, the Council of the EU gave its final approval to the Omnibus I package, formally signing off the simplification of sustainability reporting and due diligence requirements. EU Member States are required to transpose the CSRD-related amendments into national law by March 19, 2027.

While the Company is not yet subject to CSRD reporting requirements, this sustainability statement has been prepared with reference to the ESRS as a framework, as issued by the European Financial Reporting Advisory Group (“EFRAG”). This report also aligns with the reporting standards established by the Sustainability Accounting Standards Board (“SASB”), the GHG Protocol and worldsteel, and the goals of the UN Global Compact.

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

Code of Conduct

The Company has adopted a general code of conduct incorporating guidelines and standards of integrity and transparency applicable to all directors, officers and employees. The code of conduct was issued in 2003 and is regularly revised and updated. As far as the nature of each relation permits, all principles detailed in the code of conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons. The Code of Conduct expresses the Company’s fundamental vision and values regarding ethical behavior and transparency, and the expectations of the values and actions carried out by everyone working for, and with, Tenaris.

The code of conduct and the code of ethics for senior financial officers are available on Tenaris’s website at:

https://www.tenaris.com/en/sustainability/governance-and-ethics/. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Annual Report 2025

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

Annual Report 2025

The Administrative and Management Bodies

For information on composition, responsibilities, practices and compensation regarding the board of directors, the chief executive officer and senior management, please refer to “Information on the Company - Directors, Senior Management and Employees”, in this annual report.

Due Diligence

Tenaris has implemented standardized policies and procedures to evaluate, prevent, mitigate and address financial, ESG-related positive and negative impacts, and related risks and opportunities. For further information on risk management, please see “Information on the Company - Directors, Senior Management and Employees - Board Practices” in this annual report. Tenaris’s main policies and procedures, described in previous section, guide our due diligence processes.

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

Identification of ESG topics and value chain mapping

We used a combination of internal and external sources that are considered relevant to environmental and social impacts or influence our stakeholders’ decisions. We conducted peer analysis and reviewed prior materiality results based on different guidelines, including worldsteel, the UN Global Compact, the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”), and the Task Force on Climate-related Financial Disclosures (“TCFD”), to ensure comprehensive coverage.

Topics were mapped across Tenaris's value chain and validated with internal stakeholders, ensuring that all activities, relationships, and geographies were included.

Impact Materiality

The impact materiality assessment consists of identifying and evaluating actual and potential, positive and negative impacts within each ESRS topic, based on their time horizon, severity and likelihood of occurrence in the case of potential impacts, as guided by EFRAG methodology.

We evaluated the severity of impacts: for positive impacts, scale and scope were assessed, while for negative impacts, scale, scope and remediability were considered. Each category was rated on a scale of 1 (least severe) to 5 (most severe). For potential impacts, likelihood was also assessed, using a scale from 1 (unlikely) to 5 (certain).

Annual Report 2025

Financial Materiality

The financial materiality assessment consists of assessing risks and opportunities in terms of time horizon, magnitude and likelihood of occurrence.

Risks and opportunities were identified for each impact determined during the impact materiality assessment. Magnitude was assessed: for risks, this referred to the scale of damage or disruption (e.g. financial loss), while for opportunities, it reflected the scale of potential benefits (e.g. financial gain). Finally, the likelihood of occurrence was rated on a scale from 1 (unlikely) to 5 (certain).

Consolidation of Double Materiality Assessment results

The fourth step consisted in consolidating the results through the definition of a materiality threshold for each impact, risk and opportunity.

Actual impacts were considered material when the average of the severity rating, i.e., scale, scope or irremediability (for negative impacts only), exceeded a certain threshold.

For potential impacts, both severity and likelihood were considered. Severity was calculated as the average of scale, scope and remediability.

For risks and opportunities, both magnitude and likelihood were considered.

Stakeholder Engagement

We engaged with internal and external stakeholders to assess the importance of ESG topics through interviews and review the DMA outcome. This process ensured alignment between the results of the assessment and the ESG topics identified as most significant by these stakeholders.

Stakeholder engagement is an important aspect of the DMA, as relevant stakeholders can help assess and validate the list of material topics.

Similarly, internal engagement with the undertaking’s business functions and employees also helps to assess and validate impacts, risks, and opportunities.

We use formal and informal methods to obtain feedback on material sustainability topics from our employees, customers, suppliers, communities, investors, and other key stakeholders.

A key step towards understanding the context is to identify those stakeholders who are affected or likely to be affected by our operations. We have identified key affected stakeholders, together with a description of the different ways in which we engage with them.

The activities listed in the table detail the principal ways in which we obtain feedback from stakeholders on issues related to sustainability.

Other sources include the Company’s Compliance Line, available 24/7, through which stakeholders can report any alleged breach of the Company's Code of Conduct or its principles, such as acts of corruption, fraud, theft, abuse, or discrimination in the workplace. See “Sustainability Statement - Governance - Business Conduct” for more information on the Company’s Compliance Line.

Annual Report 2025

Stakeholder group	Engagement mechanisms
Employees	Frequent dialogue and exchange between managers and their teams Quarterly feedback check-ins Periodic Town Halls Employee Opinion and Pulse Surveys Performance Reviews Double Materiality Interviews
Suppliers	Frequent dialogue Training and assistance programs Use of Open-es digital platform for sustainable supply chain information exchange Double Materiality Interviews
Customers	Frequent dialogue with our customers Satisfaction surveys Customer sustainability surveys of their supply chain Double Materiality Interviews
Investors	Quarterly conference calls In-person meetings Quarterly anonymous feedback Road shows and conferences Sustainability questionnaires Investor Day Double Materiality Interviews
Communities	Dialogue with the communities surrounding our major plants Social media Support for education in our communities Volunteering activities Community support Double Materiality Interviews
Government	Policy compliance Articulation of Public-Private sector actions
Industry Associations	Conferences Joint research Benchmarking Double Materiality Interviews

Annual Report 2025

Material topics

The following table summarizes our material topics and sub-topics identified as a result of our DMA:

Environment	Social	Governance
Climate change Climate change adaptation Climate change mitigation Energy	Our workforce Equal treatment and opportunities for all Working conditions Other work-related rights	Business conduct Corporate culture Corruption and bribery Management of relationships with suppliers including payment practices Protection of whistleblowers
Pollution Pollution of air	Workers in the value chain Working conditions Other work-related rights
Water Water and marine resources	Affected communities Communities' economic, social and cultural rights
Circular Economy Resource inflows Waste	Consumers and end users Information-related impacts for consumer and/or end-users Personal safety of consumers and/or end-users Social inclusion of consumers and/or end-users
Innovation and technologies

The graph below shows the weight of each material topic in terms of impact and financial materiality:

Material Impacts, Risks and Opportunities (“IROs”)

The impacts, risks, and opportunities identified through the Double Materiality Assessment (“DMA”) inform our decisions and help us adapt our strategy and business model with respect to our key stakeholder groups.

The table below presents the main IROs identified for each material topic. Additionally, each chapter of this sustainability statement elaborates on the key actions taken to address them, and the main indicators used to track performance.

Annual Report 2025

Topic		Impacts, Risks and Opportunities	Value chain stage
Environment	Climate change	Impact of CO2 emissions from Tenaris operations and its value chain (Scope 1, 2 & 3)	Own operations / Upstream
		Tenaris has an energy-intensive manufacturing process	Own operations
		As the shift to a low-emission economy progresses, decreasing demand for fossil fuels could reduce the need for pipes used in the oil and gas sector	Own operations / Downstream
		The physical risks resulting from climate change could impact our operations	Own operations
		Tenaris is developing products for low carbon applications such as CCS, H2 and geothermal, among others	Own operations / Downstream
	Air pollution	Through its steel manufacturing processes, Tenaris produces emissions from particulate matters and other pollutants	Own operations
	Water management	Water plays a major role in steel manufacturing process	Own operations
	Circularity	Tenaris EAF steelmaking process enhances recycling of scrap	Own operations

Topic		Impacts, Risks and Opportunities	Value chain stage
Social	Health and safety	Workers at Tenaris production sites face hazards, including machinery risks, that could lead to injuries or fatalities	Own operations
		Tenaris implements preventive actions to minimize health and safety risks	Own operations
	Talent attraction and professional development	Ongoing professional development could have beneficial impact on our employees	Own operations
	Gender equality and diversity	Impact from diversity and inclusion	Own operations
	Working conditions and work-related rights	Impact from working environment and compliance with freedom of association regulations	Own operations
	Supplier management	Impact of supply chain integration	Upstream
	Communities	Drive inclusive growth and development in the communities where we work and live	Own operations
	Our customers	Through innovation and continuous improvement, Tenaris delivers high-quality products and services that enhance safety and efficiency	Downstream
Governance	Business conduct	Impacts from corruption and bribery in own operations and in the value chain	Whole Value chain
		Foster a corporate culture of transparency and integrity, based on ethical behavior and compliance with the law	Own operations

Annual Report 2025

Environment

Commitment

To reduce our environmental footprint and contribute to global and regional goals for addressing climate change risks along our value chain.

Objectives

  Achieve 30% reduction in the CO2-eq intensity of our tubular operations by 2030 vs. 2018 levels and become carbon neutral as soon as technology and market conditions allow.
  Improve energy and material efficiency.
  Implement CO2 reduction opportunities along our value chain.
  Minimize particulate and other emissions at our sites.
  Strengthen the circular economy by maximizing scrap recycling and minimizing waste generation and maximizing reuse and recycling.
  Ensure effective water management.
  Evaluate biodiversity risks and contribute to initiatives to improve biodiversity.

Key actions

  Investments and actions for reducing environmental and carbon footprint.
  Improve energy, material efficiency and water management.
  Engage with suppliers and customers to identify CO2eq reduction opportunities along our value chain.

Steel is an essential material for our daily lives, used everywhere and for a variety of products, yet steelmaking is a highly energy-intensive process and produces significant quantities of different emissions, including carbon dioxide. The steel industry faces many environmental challenges, and climate change is one of the most critical.

The physical, social, and financial risks of climate change, and the global challenge of lowering GHG emissions, are pushing the steel industry to find new solutions for reducing its carbon footprint and transitioning to a low carbon economy.

New technologies and practices bring both economic and environmental benefits, from recycling materials as part of the circular economy to harnessing cleaner energy.

Greater energy and material efficiency, increased waste reuse and recycling, and the use of renewables, in addition to innovative technologies like hydrogen, are best achieved through continued industry collaboration. These alternatives, however, are not equally successful or feasible in all facilities due to significant regional and site differences.

As an industry leader, Tenaris believes that its responsibility to reduce the environmental impact of its activity is also an opportunity to embrace innovation and technological development, and to engage its partners in the value chain to contribute to a cleaner future.

Annual Report 2025

Environmental Management System

We have implemented an Environmental Management System (“EMS”) according to ISO 14001, integrated with the Health and Safety Management System, to ensure a holistic approach to the management of all our material impacts, risks, and opportunities related to climate change mitigation and adaptation, energy management, air pollution, water management, chemicals, circularity, and biodiversity management.

The EMS is based upon our QHSE Policy, through which Tenaris aims to achieve the highest standards of QHSE, incorporating the principles of sustainable development throughout its worldwide business. It is certified with a multisite certification, meaning that the system designed and implemented is the same for the whole company and, as such, has an audit system that verifies not only local implementation and performance but also corporate oversight to the system accuracy and performance. Tenaris communicates its policy throughout its organization, trains its employees in the appropriate use of its Quality, Health, Safety and Environmental management systems, and engages them in the regular setting, measuring, and revision of objectives.

The EMS addresses all environmental aspects, from the reduction of GHG emissions, energy efficiency, and the transition to renewable energy, to pollution prevention and circularity. Tenaris has defined and implemented global procedures to ensure that suitable communication processes, including HSE event reporting, are established with contractors, visitors, local communities, and other interested parties. Our management system establishes the requirements to report and investigate environmental incidents and is fully integrated with our Health and Safety Management System, allowing us to identify and share lessons learned to minimize impacts and repetitive events. The most senior level accountable for implementing our EMS is the CEO.

We continuously analyze the environmental impact of our operations and define and implement mitigating actions. The management system covers all our operations, including production processes, capital expenditure, and operating practices. It involves both upstream and downstream activities, with particular focus on our main suppliers and our oil and gas customers, as required by the ISO 14001 standard. It is applicable globally, and specific actions are tailored to local conditions, as actions cannot be implemented in the same manner at all sites. They depend on local conditions, infrastructure, policy considerations and processes, among other factors. Our QHSE Policy considers the interests of employees, contractors, suppliers, and local communities. Today 84% of our operative production sites have their EMS certified according to ISO 14001, accounting for 88% of total production volume in 2025. We are working to integrate the remaining sites, including our recently acquired sites.

We cooperate with local governments on rational policies to help achieve the UN Sustainable Development Goals. We also participate in global steel industry actions, particularly through our activity within worldsteel. We have been committed to the UN Global Compact since 2016 and disclose our progress report on an annual basis.

Climate Change

Commitment

To reduce the intensity of our CO2-eq emissions and reach carbon neutrality as soon as technology and market conditions allow.

Objectives

  Achieve a 30% reduction in the CO2-eq intensity of our tubular operations by 2030 vs. 2018 levels considering scope 1, 2 and 3 (cat. 1 for raw materials and cat. 4 for intermill transportation), as a mid-term target towards becoming carbon neutral as soon as technology and market conditions allow.

  Identify and implement actions to reduce the intensity of CO2-eq emissions: e.g., increase scrap and low-carbon electricity usage, increase energy and materials-use efficiency in operations, explore hydrogen and carbon capture techniques to progressively replace and/or abate fossil fuel use in operations.
  Engage with suppliers to encourage the production and use of more sustainable products, services, and operations.
  Offer customers products and services that help minimize their footprint and support their own strategies.
105

Annual Report 2025

Tenaris recognizes the profound challenges posed by climate change, both to society at large and to our business specifically, considering the markets in which we engage, how government regulations may influence our operations and those of our customers, and the geographical location of our physical assets.

At the same time, climate change presents strategic opportunities, not only to strengthen our market leadership but also to explore new sales avenues.

Tenaris is committed to reducing its carbon footprint and supporting the Paris Agreement goals, having set a mid-term intensity target that covers all our tubular operations - Scope 1, Scope 2 and Scope 3 for raw materials, including purchased steel, and intermill transportation of unfinished products.

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

We regularly assess and track global progress towards the energy transition, following policies, regulations, technologies, and other global and national developments that could speed up or hinder the progress of this transition in the years to come, as well as other factors that could affect or pose particular risks to our sales and operations.

In this sense, we note that the global approach to the energy transition has been evolving along with a deeper understanding of the challenges involved in balancing the objectives of limiting the impact of climate change with the reality of increasing energy demand and the need to ensure energy security and affordability. In addition, some of the technologies that seemed promising five years ago are not yet commercially or technically available and will take longer to develop than originally envisaged.

We conducted a climate risk assessment to better understand the long-term vulnerability of our most relevant industrial facilities to climate effects and physical climate risk, using the Intergovernmental Panel on Climate Change (“IPCC”) high-emissions Representative Concentration Pathway (“RCP”) 8.5 global warming scenario, which showed no apparent undue exposure to risks for which Tenaris is unprepared.

We work closely with our customers to support their efforts to establish sustainable sourcing policies across their supply chain, thus requiring more detailed disclosure of climate change-related impacts.

As we pursue our strategy of decarbonizing our operations, we are exploring various options with different partners around the world. We know that there is no single solution, as certain alternatives are better suited to specific sites or regions based on local infrastructure and resources.

Annual Report 2025

EAF producer

107

Annual Report 2025

All our steel is produced in EAFs using recycled steel scrap as the primary source of metallic feedstock. We supplement the use of steel scrap with metallics such as pig iron, direct reduced iron (“DRI”), and ferroalloys to meet quality, productivity, and materials specifications. In Argentina, where steel scrap availability is limited, we operate a facility to produce DRI using natural gas.

Steel produced in EAFs using a high proportion of scrap in the metallic charge has a lower carbon intensity than steel made using iron ore and metallurgical coal as primary feedstock. The weighted average CO2-eq emissions intensity for our steel making sites is 0.65 tons CO2 per ton of steel, which is less than 50% of the 1.9 tons CO2 eq per ton of steel for the average global steel industry, according to worldsteel.

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

Annual Report 2025

Reducing the carbon intensity of our operations

In February 2021, we set a medium-term target to reduce the carbon emissions intensity of our operations by 30% by the year 2030, compared to a 2018 baseline, considering Scopes 1, 2, and 3 emissions for purchased raw materials. Within Scope 3 emissions, the target considers emissions related to raw materials and steel purchased from third parties, by far the most relevant source of our Scope 3 emissions. The GHGs included are CO2, CH4, and N2O.

In February 2025, we restated the baseline for our medium-term emissions intensity reduction target to include (i) the expanded perimeter of our operations from the acquisitions we have made since 2018 (ii) intermill transportation of unfinished products, and (iii) to adopt more realistic emission factors for certain raw materials and include previously excluded raw materials, in line with discussions held at worldsteel. Our target aligns directly with our EMS objectives of mitigating climate change impacts and promoting sustainable practices within our operations. The target encompasses all our operational activities related to tubular activities.

The target was set by analyzing our main sources of emissions and evaluating the technologies and modifications we could implement to define an achievable target. We evaluated our intensity and how it compared to other competitors and steel producers. We also considered the IEA iron and steel technology roadmap issued in 2020 in relation to the Paris Agreement. The definition of the target took into consideration a medium-term timeframe compatible with our intensity, global agreements to reduce GHG emissions, technologies that could be implemented at reasonable cost according to the processes we perform, and worldsteel’s sectoral approach and decarbonization pathways.

Performance against disclosed targets is monitored, reviewed, and disclosed annually. Metrics used include CO2 eq emissions intensity, energy intensity, and the percentage of renewable energy use. Progress is evaluated against initial plans, and trends or significant changes are analyzed to ensure continuous improvement.

Any changes in targets, metrics, or underlying methodologies are documented and communicated transparently. This includes updates to significant assumptions, limitations, and data collection processes. Please see “Sustainability Statement - Annexes - Annex I: Sustainability Statement Accounting Policies”.

This medium-term target is a first step towards the broader objective of decarbonizing our operations and reaching carbon neutrality. How long it will take to achieve this final goal depends on the development of emerging technologies as well as market and regulatory conditions, including carbon pricing and customer support.

Annual Report 2025

Million tons CO2-eq emissions: Tubular operations

	2018	2022	2023	2024	2025
Scope 1	2.1	2.1	2.1	2.0	1.9
Scope 2	1.1	1.1	1.0	0.9	0.8
Scope 3	4.4	3.3	3.8	3.4	3.0

Scope 1 tons CO2-eq: direct emissions.

Scope 2 tons CO2-eq: market based approach electricity emissions.

Scope 3 tons CO2-eq: upstream cat. 1 purchased goods and cat. 4 intermill transportation.

Annual Report 2025

The following graph shows the different decarbonization levers with which we plan to achieve our medium-term target.

Over the past five years, we have allocated substantial resources and capital investment in projects that contribute to our decarbonization strategy and environmental goals. Since 2022 these investments have accounted for around 30% of our total capital investments. In total, our expenditure on such projects amounts to $769 million in the five-year period from 2021 to 2025.

Annual Report 2025

Use of steel scrap and alternative materials

In 2025, the proportion of recycled scrap used as raw material in our steelmaking operations reached 81%, up from 68% in 2018. The proportion of recycled scrap we can use at each facility depends on local availability, scrap quality, and the steel quality requirements of our products.

We have increased our steel’s recycled content by reducing the amount of pig iron in the metallic mix. In 2025, we reached 81% recycled content, similar to our 2024 value, by reducing the use of pig iron in our metallic charge to minimum levels and using data science models to design the optimum charge to maximize scrap use while complying with steel quality standards and meeting other performance criteria.

To secure access to scrap of the requisite quality for use in our operations at these high levels, we are investing in various projects to improve our scrap market sourcing ability, as well as scrap-handling and storage capabilities.

In addition to using more scrap, we are also looking at increasing the recycled mix in, and reducing carbon emissions from, our steel furnace charge by using alternative materials where feasible. For example, our steel shop in Romania is currently replacing part of the coal used in the steel process with recycled waste plastics, and today replaces around 30% of the coal used.

Renewable energy deployment

In October 2025, we began operating a second wind farm in Argentina which added a further 95 MW of installed renewable capacity. We now have almost 200 MW of installed renewable capacity which supplies almost all of the electric power requirements of our industrial facilities in Campana, through the interconnected grid. This supply is supplemented, when necessary, by our on-site natural gas fired internal power plant.

In Calarasi, Romania we started to operate a solar farm of 20 MW installed capacity at our site, which, adding to renewable electricity purchases, means that, in 2025, 50% of the electric power used in our steel shop and rolling mill in Romania came from renewable sources. In Italy, two solar parks are expected to be operative during the first semester of 2026, adding 11 MW of installed capacity. We are planning to construct further solar projects in Colombia and Italy, and we are also buying power from certified renewable sources in Mexico, Colombia, Romania and Italy. In 2025, our consumption of renewable electricity accounted for 25% of our total electric power consumption including our own generation and purchases, up from 20% in 2024. We continue to explore other options for renewables in the different regions where we operate.

Under a collaboration agreement between Tenaris, Snam S.p.A. -one of Europe's main energy infrastructure operators-, and Tenova -a related company that is a leading developer and supplier of sustainable solutions for the transition of the metallurgical industry-, our Dalmine mill carried out a test of hydrogen generation and use, with the aim of evaluating the performance and reliability of generating and using hydrogen in the steel industry and, more generally, in hard-to-abate sectors. The goal was to use the hydrogen produced on site to fuel a burner recently developed by Tenova (100% H2 ready) and install it in a reheating furnace for seamless pipes. The six-month trial helped to define safety guidelines and plant management procedures, thus supporting the development of integrated solutions for the implementation of this type of technology.

Energy efficiency measures

As a company dedicated to industrial excellence, prioritizing energy efficiency has long been central to our continuous improvement efforts and our investments. Our aim is to modernize production lines and equipment while working continuously to improve operating practices and reduce energy and material consumption.

Annual Report 2025

In 2024, we replaced one of our two steel furnaces at our Siderca mill in Argentina with a modern furnace incorporating energy-efficient Consteel® technology. This new furnace enables the continuous charging of scrap, which is preheated with fumes produced during the melting process, thus reducing electricity, natural gas and electrodes consumption compared to traditional batch-charging technologies. The new furnace started operating in September 2024.

We also revamped furnaces at our Italian sites and have a furnace revamping project ongoing in Sault Ste. Marie, Canada, and at our rolling mill plant in Romania, while many other minor improvements continue to be implemented to reduce energy consumption.

Internal carbon price and financial considerations

To facilitate the achievement of our decarbonization targets and prepare for the potential adoption of additional carbon pricing mechanisms around the world, in 2021 we introduced an internal carbon price of a minimum of $80/ton. This internal carbon price is primarily used to evaluate investments in projects that could help to decarbonize our operations. The internal carbon price level was decided according to existing local and regional carbon prices and literature recommending levels of carbon price to foster the adoption of new technologies.

We also assess the future market outlook for our products, considering different oil and gas demand scenarios as published by our customers, international agencies like the International Energy Agency (“IEA”), and energy market consultancies such as Rystad Energy (“Rystad”).

We pay particular attention to the historical record and the potential pace of change in the adoption of new technologies, regulations and behaviors that could affect future oil and gas demand. We use these scenarios and assessments as essential input to shape and assess our business strategy and how we address the risks and opportunities arising from climate change.

The transition from the current reliance on fossil fuels, including oil and gas, to cleaner alternatives is uncertain, with a wide range of potential outcomes. This transition is further complicated by the ongoing increase in demand for energy, particularly in less developed countries, as well as by energy security and affordability issues and technology challenges.

Tenaris takes these risks into consideration when evaluating its investments in major projects and the acquisition of equipment to produce steel pipes, factoring them into the accounting estimates and assumptions used to assess the carrying value of its assets.

Training and raising awareness

We place significant emphasis on training and communication to foster a culture of environmental responsibility. We train leaders and employees on key environmental aspects to raise awareness and commitment to sustainability. We communicate our policies throughout the organization, train employees in the use of our EMS and engage them in setting, measuring and revising objectives.

Supporting the decarbonization of our value chain

We work closely with our value chain to identify opportunities for reducing carbon emissions. For instance, supply chain integration is a specific feature of our Rig Direct® service, which aims to synchronize production schedules and logistics with customer drilling operations, thus reducing inventories and excess materials. We are also studying alternative steelmaking materials, such as biomass or residues to replace coal, and biogas to replace fossil fuels.

Annual Report 2025

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

Our Sustainable Sourcing Policy is helping us gain a better understanding of our suppliers’ actual emissions levels in order to identify further opportunities for improvement.

In 2024, we began using the Open-es platform, inviting an initial group of suppliers to join and disclose their ESG practices. This initiative is part of our Sustainable Sourcing Policy. We continue to encourage more of our suppliers to join this platform to find opportunities for collaboration and continue improving the sustainability performance of our value chain.

Products for the energy transition

As suppliers of tubular products and services to the energy industry, the energy transition provides us with an opportunity to develop new products and services for potentially fast-growing segments such as hydrogen transportation and storage, carbon capture, use and storage projects, and geothermal installations. Over the past years, we have increased our investments in R&D in this area, as they are expected to contribute a relevant revenue stream to the company in the future. We monitor global trends to estimate future energy needs within the context of the energy transition, where gas transmission networks will play an important role.

We have developed a range of materials, technologies, and products that have been tested for use in hydrogen storage and transportation, CCS injection wells, and geothermal applications. Regarding hydrogen storage and transportation, we have seen growth in demand for large, high-pressure vessels used in the build-out of hydrogen refueling stations for heavy-duty vehicles and buses, but this has now slowed. We have also seen increasing interest in developing geothermal, waste-to-energy and CCS projects.

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
114

Annual Report 2025

Cumulative Locked-in GHG emissions from key assets and sold products

We have evaluated the cumulative locked-in GHG emissions associated with our key assets from the reporting year through 2030 and 2050. This assessment includes the sum of estimated Scope 1 and Scope 2 GHG emissions over the operating lifetime of our active and planned key assets. These key assets include our industrial facilities and equipment that are significant sources of direct or energy-indirect GHG emissions. Although our steelmaking process is energy-intensive, we anticipate a reduction in indirect emissions as we transition to low- or zero-emission electricity sources.

This trend is already underway based on our current projects and will be further supported by improvements in the electricity grids across the countries where we operate. In terms of Scope 1 emissions, the most significant contributors are those associated with natural gas use in our DRI plant, as well as the energy required to heat and process steel for pipe production. The availability and affordability of low-emission energy resources, including CCS infrastructure and hydrogen, in quantities necessary to assure production and at a competitive price, would be needed to unlock reductions on Scope 1 emissions.

The use of steel pipe products does not generate CO2 emissions directly, as they are a stable product. Fuel emissions occur during the combustion of fuel after pipes have been used for the extraction of those fuels.

Oilfield services

In 2021, we started a business unit that is unrelated to our main businesses of manufacturing steel pipes and other steel products, which is reported under our “Others” segment. This business unit sells fracking and coiled tubes services to oil and gas companies operating in Argentina and involves the generation of CO2-eq emissions mainly related to the use of energy to power the fracking equipment. These operations are usually performed in remote areas without access to a grid connection, with diesel used to power equipment. During 2025, we acquired two additional fracking sets with the possibility of dual power: diesel or natural gas. The new pumps are more efficient, reducing the diesel consumption by 15% per fracture performed. By the end of 2025, some equipment also started to operate with natural gas, thus reducing the overall Scope 1 emissions per fracture of this service.

Emissions are mainly Scope 1, with a marginal contribution from Scope 2 related to the power needed for offices. These emissions are reported but not included in our target or calculation for steel and tubular intensity. In 2025, CO2-eq emissions for this business are estimated at:

Scope 1: 75,280 tons.

Scope 2 (market base & location base): 117 tons.

Air Quality

Commitment

To minimize emissions of fumes and particulates, contributing to good air quality in our operations and the communities where we operate.

Objectives

  Comply with local and internal emissions requirements.
  Minimize emissions from steelmaking processes.
  Reduce volatile organic compounds (“VOC”) emissions related to our coating activities.
115

Annual Report 2025

Apart from CO2-eq emissions, the steelmaking process produces emissions of particulate matter and other pollutants that require control measures. Accordingly, we have defined procedures that set strict limits on stack emissions and define monitoring requirements. They have been drawn up according to the best technologies available to improve processes beyond legal compliance levels, as not all countries where we produce have the same requirements.

In our procedure for air pollution management, we set internal limits for stack emissions, especially for particulate emissions, that are aligned with BAT levels and continuously monitored with equipment that tracks performance and identifies opportunities to take preventive actions. Other pollutants are evaluated through spot monitoring, and improvements are implemented when necessary. Abnormal events are managed as incidents according to our procedures and investigated with improvement actions defined. Please see “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

Preventing, remediating and addressing impacts

Our policies and procedures, as well as our internal targets regarding air quality, align with best available control techniques, ensuring that we are able to define, evaluate, and implement improvements on those criticalities, going beyond legal compliance. This is applicable for air emissions, including particulates, nitrogen oxides (“NOx”) and volatile organic compounds ("VOCs"). Our procedures consider point source, diffuse and fugitive emissions within the scope.

We have defined key performance indicators that are monitored routinely to define improvement plans when necessary. These are global indicators, according to the criticalities internally defined, and are reported routinely to top management. Our sites also establish their own indicators to comply with local practices.

We use BAT to reduce impact and prevent pollution. Investment projects include BAT evaluation to improve performance beyond local compliance criteria. Changes are defined according to performance and evolution of BAT, as well as results of improvements implemented.

Our corporate and local targets plans respond to our commitment set in our QHSE policy of minimizing the environmental footprint of our activities, products and services. Targets are followed up and monitored in internal databases and reported to top management.

By integrating these elements into our operations, we strive to prevent incidents and emergencies and mitigate their impact on people and the environment when they occur.

Our Actions

In recent years, we have made significant investments in controlling particulate emissions. We recently modernized systems and technology at our steelmaking sites, in Koppel, USA, where the baghouse was replaced by a new, more efficient one with an investment of $85 million, and in Siderca in Argentina we replaced an obsolete EAF with one that incorporates Consteel® technology. Consteel® technology ensures better emission management, as scrap is charged continuously without opening the top of the furnace. Improvements to emissions treatment systems are ongoing in Silcotub, Romania and also being implemented at our Expander rolling facility in Dalmine, Italy.

We reinforce preventive maintenance, controls and operating conditions to sustain the operation as required.

We continuously monitor particulate material in our steel shop stacks, as this is the most relevant pollutant from the steel process in terms of air quality. Monitoring provides our maintenance areas with feedback so they can keep baghouses operating correctly. We have set internal particulate emissions standards for these processes.

All revamped furnaces include low-NOx emission burners and new varnishing lines for pipes are using water-based products to minimize VOC emissions.

Annual Report 2025

Water Management

Commitment

To ensure effective management of water resources.

Objectives

  Minimize water intake, especially in water-scarce areas where we have water-intensive operations.
  Maintain compliance with water discharge quality targets.
  Implement the best water-management technologies for new lines.

Water plays a major role in steel manufacturing processes, although little of it is consumed, as most is reused or returned to source. Tenaris is aware of its responsibility for managing water resources efficiently and is constantly evaluating how best to conserve and reuse water.

Our QHSE Policy includes a commitment to reduce our environmental footprint, including the use of water, and we have implemented procedures to ensure effective management. Our corporate strategy includes evaluating the use of water at each site, the applicable requirements, potential sources of water, trends and future risks for each location. Based on evaluating the situation at each location, we can define improvement opportunities for reducing the environmental pressure on water resources, whether this is in terms of use or quality.

Preventing, remediating and addressing impacts

In our procedure on water management, we have established comprehensive measures to ensure the sustainable use and protection of water resources. These measures include:

  Mapping Potential Pollution Sources: We identify and map our potential sources of pollution to proactively manage and mitigate any risks to water quality.
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

  We are advancing at some sites in the metering of water use by main process, in order to be able to identify improvement opportunities for the use of water.

Annual Report 2025

Our procedure establishes a hierarchal level on the type of water to be used at each location, with a general approach that is then validated locally according to water availability and competing uses, which may trigger different objectives in terms of water use.

To ensure the quality of water discharged, we regularly monitor effluent discharge to comply with local and internal standards. The type of treatment for effluent discharge is determined by the effluent type and destination, with most undergoing secondary physical-chemical treatments, especially in locations lacking adequate infrastructure. Our procedure establishes recommended methods for monitoring that are then validated according to locally applicable requirements, which often vary from country to country.

We have defined metrics measuring the amount of water used per source and per ton of product to track water use. Locally, each site measures discharge quality to track compliance. Based on these two main metrics we are able to set improvement actions when problems are detected. Water stress areas and future water risk evaluations are inputs used to define the required improvement actions.

The process that is most intensive in water use is the rolling process, as water is used to cool down the pipe during its production. In most of our sites, water is used in closed water systems, so water is recycled internally. Discharges are monitored according to applicable legal requirements and internal procedures, which also establish limits.

We are subject to a wide range of local, state and national regulations and permit requirements concerning water management. These are relevant inputs considered when evaluating performance and potential or required improvements in water management.

When new processes are added, water use is assessed and BAT are applied to ensure proper management, together with consideration on the future water risks for the area.

Water-stress risk evaluation

We evaluate the overall water risk level at our facilities in accordance with the World Resources Institute’s Aqueduct global water risk mapping tool, especially those with high water-use rates for seamless pipe making, rolling and heat treatment, as processes for welded pipe and finishing plants use less water. In accordance with the World Resources Institute’s Aqueduct global water risk mapping tool, only 0.7% of our total water withdrawal is located in high to extremely high water stress areas; 0.3% is located in medium to high stress areas, and around 99% is located in low / low-to-medium stress areas. Most of our more intensive water-use facilities lie in areas of low or medium water stress risk, according to the Aqueduct Water Risk Atlas, and these sites currently display high recycling rates. Our water management procedure covers all areas, including those dealing with high-water stress.

Annual Report 2025

We have also incorporated tools to map and evaluate climate-related risks affecting the areas where we operate, including water-related risks such as flooding or droughts, to evaluate adaptation measures that may be required at our locations.

Oceans and seas

We have not adopted any policies specific to oceans and seas, as we do not have operations directly impacting oceans or marine resources. However, we acknowledge that some discharges into rivers or lakes could eventually end up in the ocean. Our water procedures mentioned above aim at managing these risks.

Our Actions

In 2025, we successfully implemented CapEx projects in Sault Ste. Marie, Canada, to improve water treatment before discharge and at Bay City, USA, to improve industrial water treatment and recycling rates. At Siderca, Argentina, we continue to implement a project to allow for better water collection and management to reduce risk of flooding in an area of the site and also to improve treatment of particular streams.

Our products can also help our customers with their water management and use. For example, our Dopeless® connections require no water for cleaning threads when in the field, while a standard dope thread needs between 10 and 20 liters of water per connection.

Circularity

Commitment

To implement circular economy concepts throughout our industrial system.

Objectives

  Maximize recycling rates at our facilities.
  Maximize scrap availability and use.
  Reduce the amount of materials sent to landfill by reducing generation, reusing and recycling, including revalorization.
  Minimize pollution.

Our QHSE Policy provides a framework for improvements in resource management, circular economy and material efficiency. In line with our management system structure and objectives, we have established internal procedures to regulate material, waste and chemicals management.

As part of a process of continuous improvement, we look for opportunities to reduce consumption, select better materials, reuse and recycle internally or externally, and ultimately decrease the amount of waste generated and sent to landfill.

Annual Report 2025

Our waste management procedure sets guidelines to ensure that we minimize environmental impact and promote sustainability. Our procedure addresses each stage as follows:

  Prevention: we prioritize the minimization of waste generation by implementing BAT in our CapEx projects. This includes new manufacturing lines, processes, and revamping existing ones. We aim to reduce waste at source in the projects we implement. We evaluate waste generated at our normal activities to identify waste streams looking to minimize generation.
  Preparing for Re-use: we evaluate our processes to find opportunities to re-use materials and waste, both internally and externally in other industrial processes. Our procedure includes stringent rules for the storage of products and waste, which help in maintaining their quality for potential re-use.
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

Significant resources and efforts are dedicated to identifying recovery, re-use and recycling opportunities and ultimately, decreasing the amount of waste sent to landfill.

We are committed to working with our suppliers to improve sustainable business practices by assisting them in identifying risks and opportunities, providing training, sharing knowledge and raising awareness, and, in general, working together to improve the sustainability of our supply chain and our business.

Our Actions

Recycling scrap

As we produce steel using EAFs, the use of recycled scrap is a key aspect of our operations. We have implemented practices to increase the use of recycled scrap. The use of recycled scrap reduces the need for virgin materials (such as iron and coal), lowers CO2 emissions related to the steelmaking process and enhances circularity.

As a permanent resource, steel is fundamental to achieving a circular economy: it can be recycled infinitely without losing any of its properties. This saves energy, as well as iron ore, coal and other materials, reduces CO2 emissions, and prevents useful material from ending up in landfill as waste. We focus on several key areas to ensure efficient resource inflows, outflows, and to support circular product design.

We rely heavily on scrap recycling, which is also reflected in the recycling rate for our steel, which reached 81% in 2025.

Annual Report 2025

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

In Argentina, the quantity of scrap that can be sourced locally is limited. Therefore, to complement locally sourced scrap in the steel charge, we process iron ore pellets in our natural gas filled DRI plant, to complete the metal charge necessary for operations.

Material management

Production phase

We are also exploring the use of alternative materials in our steel furnaces. In Romania, we participated in the Retrofeed program to test alternative materials for steelmaking and we continue using plastic wastes to partially replace coal. As another example, in our facility in Argentina, where we produce our own plastic thread protectors, we have increased the recycled plastic content from 30% to an average of 60%. We have implemented several improvements across our industrial system, using innovative or established practices that depend on the characteristics of the site, local infrastructure, requirements, and local market, focusing on reducing generation, reusing, or recycling. For example, we have implemented recycling of aluminum cans at the ladle furnace in the Siderca steel shop; the internal use of coating concrete waste in pedestrian blocks at Kabil in Indonesia; recycling ferroalloy and lime dust in Dalmine; and the recycling of wood pallets in several locations, as well as paper, cardboard, oils, plastics, paints, and solvents using different technologies.

We reuse and recycle residues and co-products to cut waste: in 2025, our disposal amounted to 8.5%, an improvement from 9.7% in 2024.

Annual Report 2025

We have maintained reuse and recycle rates for our co-products, with higher volumes for slag, followed by scale and iron fines. Slag, the major waste co-product, is reused and recycled in areas such as building materials, fillers, road surfacing, and concrete, while scale, the second co-product, is used in cement processing or by other steel companies.

Our industrial operations in many regions have achieved more than 90% recycling rates of materials (excluding scrap), especially the steel making sites in Colombia, the UK, among others.

We also continue with our thread protector recycling program in many regions where we operate, reusing or recycling plastic protectors to make new ones or other plastic products.

Use phase

During the use phase, our experts work closely with customers to maximize operational safety and minimize environmental impact. By optimizing the use and service life of materials, we ensure that less material is needed, transported, and handled, resulting in a lower overall impact. We have implemented recycling services focused on plastic protectors to minimize the loss of packaging material. Recovered thread protectors can be used to produce new protectors at our facilities, or they are cleaned, shredded, and used to produce new plastic products.

End of functional life

At the end of a product's functional life, our focus on recycling and reusing materials ensures that they are not wasted. This approach aligns with our goal of achieving a circular economy by promoting reuse, repair, refurbishing, remanufacture, repurpose, and recycling.

We have achieved a high level of material efficiency (a worldsteel indicator), reaching 99% in 2025 for our steel sites, which is above the industry average according to worldsteel. This efficiency is a result of our efforts to reuse and recycle residues and co-products, thereby reducing waste.

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

We conducted an assessment to identify whether our sites are located within or close to key biodiversity areas. The assessment was conducted for all of our steel production sites around the world as well as for our downstream processing sites, applying the online Biodiversity Risk Filter platform from World Wildlife Fund (“WWF”) and Key and Biodiversity Areas data.

We identified two industrial operations less than 10 km away from key biodiversity areas: Qingdao and Calarasi. One of them is a steel shop located in Calarasi Romania that is under the European program Nature 2000. The other is located in China, where Tenaris has a finishing facility with low environmental risks. In Romania, our facility has its environmental management system externally certified ensuring environmental footprint is evaluated and improved over time. Biodiversity aspects are included and we have implemented a communication program to make our people aware of how to act if endangered species are identified within the facility. In addition, in other sites where applicable we develop awareness and explain to our employees how to identify and react in case they come across endangered species.

Annual Report 2025

Our Actions

In Argentina, Tenaris signed an agreement with the Rewilding Argentina foundation in 2021 to work together in partnership to conserve and restore local fauna in different projects throughout Argentina. These include the Esteros del Iberá reserve in Northeast Argentina, El Impenetrable in the North, and two areas in Patagonia.

Rewilding Argentina is part of the Tompkins Conservation organization, whose work in Esteros del Ibera to create a successful conservation model was ranked by the National Geographic Society as one the top seven best projects of its kind in 2020.

Tenaris contributes by supplying pipes to build corrals, bridges or cages to support efforts to reintroduce local fauna such as ocelots, jaguars, giant otters, and several local bird species.

In the “Ciervo de los Pantanos” National Park neighboring Siderca, Tenaris has provided support for local technical school students to build sustainable domes aimed at encouraging schoolchildren to participate in the educational activities organized by the National Park. At Siderca we are undertaking an evaluation of flora in order recreate a corridor for native species.

Other sites have implemented biodiversity initiatives, generally together with local NGOs or authorities, to better define potential contributions. For example, in the United States, our Bay City mill is developing a plan to manage wild deer in the area while developing volunteer programs.

EU Taxonomy (Article 8 of Regulation (EU) 2020/852)

The following information is provided in accordance with Article 8 of Regulation (EU) 2020/852 of the European Parliament and of the Council, as supplemented by Commission Delegated Regulation (EU) 2021/2139 of 4 June 2021, Commission Delegated Regulation (EU) 2021/2178 of 6 July 2021, Commission Delegated Regulation (EU) 2022/1214 of 9 March 2022, Commission Delegated Regulation (EU) 2023/2485 of 27 June 2023 and Commission Delegated Regulation (EU) 2023/2485 of 27 June 2023 (collectively, the “Taxonomy Regulation”). For fiscal year 2025, we applied the simplified reporting framework introduced by the Commission Delegated Regulation of 8 January 2026, in line with the legal possibility to use the simplified templates for FY2025 as clarified in the Delegated Act and the European Commission’s FAQs.

Tenaris’s Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the energy industry, particularly casing and tubing, or OCTG, used in oil and gas drilling operations, and line pipe used in the transportation and processing of oil and gas as well as pipes for other industrial applications. Our processes include steel manufacturing and its transformation into tubular products.

Business activities included in this segment are largely dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products.

Major oil and gas companies are adapting their strategies to address the energy transition while maintaining their capability to meet market demand and reduce the emissions from their operations.

As the energy transition evolves, demand for our products and services for low-carbon energy applications, such as geothermal, hydrogen, and CCS, is expected to increase, while demand for oil and gas applications may decrease.

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

Annual Report 2025

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

We note that the European Commission ("EC") has issued an interpretation indicating that the manufacture of seamless steel pipe products does not meet the eligibility criteria under the EU Taxonomy Regulation. Tenaris considers that there is uncertainty regarding the eligibility criteria. This is based on the wording, and interpretations of the delegated act (Annex I to the EU Taxonomy Regulation EU 2020/852) and the Commission's FAQ (Commission Notice on the interpretation and implementation of certain legal provisions of the EU Taxonomy Environmental Delegated Act, the EU Taxonomy Climate Delegated Act and the EU Taxonomy Disclosures Delegated Act, Question #11).

While we acknowledge this interpretation, we have chosen to report in line with the previous years based on our understanding of the Regulation and its underlying objectives. In our view, there is support in the delegated act to include steelmaking and related processing activities in the taxonomy, whereas the FAQ expresses a narrower interpretation which would only allow steel production, i.e. the steel bars production. In our view, the EC's interpretation would lead to a disproportionate outcome by effectively excluding nearly all steel products, other than unprocessed crude steel, from Taxonomy eligibility. This does not reflect the economic and industrial reality of the EU steel market, where the vast majority of steel is further processed into downstream products prior to sale.

Accordingly, we have assessed our activities by considering the linkage between crude steel production and subsequent processing stages, and we believe this approach is consistent with the intent of the Taxonomy framework. This position has been applied consistently and is supported by our internal technical analysis and interpretation of the applicable criteria. Based on the methodology applied 95% of our revenues are eligible while with the narrower interpretation would correspond to 0%.

Taxonomy alignment

Substantial contribution

An economic activity is taxonomy-aligned if it complies with the technical screening criteria of substantial contribution to one of the six environmental objectives and Do No Significant Harm (“DNSH”) criteria for each of the other five. Additionally, the company must demonstrate alignment with the minimum safeguards.

For fiscal year 2025, we have concluded that both taxonomy-eligible activities performed by Tenaris -steel tubes manufacturing and wind power electricity generation- substantially contribute to climate change mitigation (“CCM”) based on the technical screening criteria for substantial contributions to CCM, set forth in the Taxonomy Regulation, as described below:

Steel tubes manufacturing: According to the technical screening criteria set out in Annex I of Commission Delegated Regulation (EU) 2021/2139, the activity “3.9. Manufacture of iron and steel” contributes to CCM if the activity complies with one of the following technical screening criteria:

  GHG emissions from EAF high alloy steel do not exceed = 0.266116 t CO2-eq per ton of product (Scopes 1 + 2); and/or;
  steel scrap input relative to product output is no lower than 70% for the production of high alloy steel.

Tenaris can demonstrate compliance with the second criterion of steel scrap input relative to product output, as it manufactures steel in EAFs producing high alloy steel, and the steel scrap proportion at the consolidated level is higher than 70%.

As explained above, we only produce the steel required to manufacture our seamless steel pipe products, whereas, in order to make our welded steel pipe products, we purchase steel coils and steel plates from third parties. Therefore, for the alignment analysis, we have excluded welded tubular products because we lack information regarding the steel purchased from third parties for the purposes of ensuring taxonomy alignment.

Annual Report 2025

Wind power electricity generation: this activity generates electricity from wind power and contributes to reducing Scope 2 emissions.

Do No Significant Harm (“DNSH”)

We have analyzed the DNSH criteria for both taxonomy-eligible activities that contribute substantially to CCM by assessing those sites where we perform these economic activities.

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

Risk assessment is conducted by taking into consideration exposure, climate hazards, and the vulnerability of economic activity.

First, we identified the climate risks for a selection of Tenaris’s main assets in different scenarios, and for different time horizons. This part of the assessment also provided us with ratings for the different climate hazards at each location.

Second, we selected the assets with a high level of climate hazard severity and likelihood, in accordance with climate projections and regional scenarios. For these seamless pipe manufacturing plants, which are eligible for the EU Taxonomy, we performed a full Vulnerability Assessment.

Third, we assessed the vulnerability of these assets with regard to the climate risks identified. This resulted in a list of potential consequences arising from climate events, and severity scores qualifying these consequences.

The last step consisted of building a Risk and Vulnerability Matrix to serve as a basis for determining the need for an adaptation solution plan. Overall physical risk scores were obtained by multiplying likelihood scores (ratings) and severity scores.

The Climate Risk and Vulnerability Assessment concludes that none of the sites requires an adaptation plan for any of the climate risk categories under the RCP 8.5 scenario in 2050. The highest overall physical risk score is 12 (medium) for wind risk at Tamsa.

Annual Report 2025

Sustainable use and protection of water and marine resources

Tenaris has procedures in place covering water use and protection. These include mapping potential pollution sources, implementing maintenance programs for water treatment systems, and monitoring programs, and defining improvement actions depending on the criticalities identified. Water stress risk is evaluated for each location, allowing Tenaris to prioritize criticalities for different sites and establish and implement actions to improve water management. Furthermore, 84% of our production sites operate under management systems certified according to ISO standards.

Pollution prevention and control

Tenaris possesses all the requisite EU and national legal authorizations required for the use of chemical substances, including some carcinogenic, mutagenic or reprotoxic (“CMR”) substances, applicable to its manufacturing process for seamless steel pipes, in line with local applicable requirements. In its current formulation, Appendix C does not provide any concentration limits, except for points (a) and (b).

The criterion in point (g) aims to broaden the list of substances to which Appendix C potentially applies. It seeks to identify substances- whether on their own, in mixtures, or making up an article -that meet the criteria outlined in Article 57 of Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) Regulation but are not yet included in the Candidate List, which makes it challenging for Tenaris to map unauthorized substances.

Moreover, the requisites deemed “essential for society” or of “essential use” have no legal definition. In an official note published in December 2022, the EC stated that it was drawing up a document to clarify the application of the requisite in question. However, as of the date of this report, no official document has been issued on the matter.

The compliance rationale adopted by Tenaris is aligned with one of the “essential for society” criteria enshrined in the Montreal Protocol.

This is the same as the one cited by the EC as a reference, whereby all economically feasible steps have been taken to minimize the essential use and any associated emissions of the controlled substance.

Annual Report 2025

Protection and restoration of biodiversity and ecosystems

As previously explained, 84% of our production sites, including our major sites, operate under environment management systems certified according to ISO standards. Main sites were evaluated to determine whether they are located within key biodiversity areas. Our analysis showed that none of our major sites, including steel processing and/or rolling mills, lie inside these areas. The sites located near Key Biodiversity Areas have implemented controls on environmental aspects may have impact on these areas.

Similarly, the wind farms built meet the different DNSH criteria. As they are located onshore, Tenaris is not required to perform any assessment regarding water protection. In terms of the circular economy objective, the wind turbines components are durable and resistant, and their output has a material efficiency of 90%. The components of the wind turbines are also highly recyclable. Finally, the wind farms are not located in or near any key biodiversity area and therefore do not require any specific assessment. However, this aspect is included in the local environmental permits for the wind farms, and a specific evaluation of potential impacts was performed in order to obtain the license for the site.

Minimum Safeguards (“MS”)

The final step for determining taxonomy alignment is compliance with minimum safeguards to ensure that the company has implemented procedures to ensure alignment with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights, including the principles and rights set out in the eight fundamental conventions identified in the Declaration of the International Labour Organization on Fundamental Principles and Rights at Work and the International Bill of Human Rights.

Tenaris has adopted adequate policies and procedures to ensure that taxonomy-eligible activities comply with the MS.

We understand that the conduct of business by our employees, officers and directors, as well as by other participants along our value chain, plays a central role in complying with MS. Our Code of Conduct includes provisions covering, among other topics, human rights, corruption and bribery, taxation and fair competition. Throughout this report (in particular in our “Governance” chapter), we describe in detail our commitment, objectives and actions to ensure a corporate culture of transparency and integrity, based on ethical behavior and compliance with the law.

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

Annual Report 2025

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

For further information on our turnover calculations, please refer to note II. S “Accounting policies - Revenue Recognition” in our consolidated financial statements for the year ended December 31, 2024.

Capital expenditures

CapEx KPIs represent the proportion of capital expenditures in taxonomy-eligible activities and the proportion of capital expenditures in taxonomy-aligned activities. CapEx includes taxonomy-eligible investment that is part of a plan to upgrade a taxonomy-eligible activity into a taxonomy-aligned activity; for example, the construction of our wind farms in Argentina.

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

For further information about capital expenditures calculations, please refer to “Information on the Company - Business Overview - Capital Expenditure Program” in this annual report.

Operating expenditures

OpEx KPIs represent the proportion of operating expenditures in taxonomy-eligible activities and the proportion of operating expenditures in taxonomy-aligned activities.

Annual Report 2025

OpEx KPIs are calculated as follows:

Taxonomy eligibility:

  numerator: maintenance expenses plus research and development expenditures corresponding to the Tubes segment cost of sales.
  denominator: maintenance expenses plus research and development expenditures on a consolidated basis.

Taxonomy alignment:

  numerator: maintenance expenses plus research and development expenditures made at our seamless tubular products production facilities, and at our wind farm in Argentina.
  denominator: maintenance expenses plus research and development expenditures on a consolidated basis.

For further information about our OpEx calculations, please refer to note II. T “Accounting policies - Cost of sales and other selling expenses” in our consolidated financial statements for the year ended December 31, 2025.

EU Taxonomy KPIs: sales (turnover), investment expenses (CapEx) and operating expenses (OpEx).

EU Taxonomy KPIs	2025
	Millions of U.S. dollars	Share %
Total sales (turnover)	11,981	100%
of which taxonomy-eligible	11,400	95%
of which taxonomy-aligned	9,603	80%
Total investment expenses (CapEx)	617	100%
of which taxonomy-eligible	548	89%
of which taxonomy-aligned	443	72%
Total operating expenses (OpEx)	402	100%
of which taxonomy-eligible	384	95%
of which taxonomy-aligned	327	81%

Financial year	2025
KPI	Total	Proportion of Taxonomy eligible activities	Taxonomy aligned activities	Proportion of Taxonomy aligned activities	Breakdown by environmental objectives of Taxonomy aligned activities						Proportion of enabling activities	Proportion of transitional activities	Not assessed activities considered non-material	Taxonomy aligned activities in previous financial year (2024)	Proportion of Taxonomy aligned activities in previous financial year (2024)
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Biodiversity
	USD million	%	USD million	%	%	%	%	%	%	%	%	%		USD million	%
Turnover	11,981	95%	9,603	80%	100%	0%	0%	0%	0%	0%	0%	80%	-	9,832	79%
CapEx	617	89%	443	72%	100%	0%	0%	0%	0%	0%	0%	72%	-	553	80%
OpEx	402	95%	327	81%	100%	0%	0%	0%	0%	0%	0%	81%	-	415	80%

Annual Report 2025

Reported KPI (Turnover)		USD million
Financial year		2025
Economic Activities	Code	Taxonomy eligible KPI (Proportion of Taxonomy eligible Turnover)	Taxonomy aligned KPI (monetary value of Turnover)	Taxonomy aligned KPI (Proportion of Taxonomy aligned Turnover)	Environmental objective of Taxonomy aligned activities						Enabling activity	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Biodiversity
Manufacture of iron and steel	CCM3.9	95%	9,603	80%	100%	0%	0%	0%	0%	0%	-	T	84%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%
Total KPI (Turnover)		95%	9,603	80%	100%	0%	0%	0%	0%	0%	0%	80%	84%

Reported KPI (CapEx)		USD million
Financial year		2025
Economic Activities	Code	Taxonomy eligible KPI (Proportion of Taxonomy eligible CapEx)	Taxonomy aligned KPI (monetary value of CapEx)	Taxonomy aligned KPI (Proportion of Taxonomy aligned CapEx)	Environmental objective of Taxonomy aligned activities						Enabling activity	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Biodiversity
Manufacture of iron and steel	CCM3.9	73%	344	56%	100%	0%	0%	0%	0%	0%	-	T	77%
Electricity generation from wind power	CCM 4.3	16%	99	16%	100%	0%	0%	0%	0%	0%	-	T	100%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%
Total KPI (CapEx)		89%	443	72%	100%	0%	0%	0%	0%	0%	0%	72%	81%

Reported KPI (OpEx)		USD million
Financial year		2025
Economic Activities	Code	Taxonomy eligible KPI (Proportion of Taxonomy eligible OpEx)	Taxonomy aligned KPI (monetary value OpEx)	Taxonomy aligned KPI (Proportion of Taxonomy aligned OpEx)	Environmental objective of Taxonomy aligned activities						Enabling activity	Transitional activity	Proportion of Taxonomy aligned in Taxonomy eligible
					Climate Change Mitigation	Climate Change Adaptation	Water	Circular Economy	Pollution	Biodiversity
Manufacture of iron and steel	CCM3.9	95%	327	81%	100%	0%	0%	0%	0%	0%	-	T	85%
Sum of alignment per objective					100%	0%	0%	0%	0%	0%
Total KPI (OpEx)		95%	327	81%	100%	0%	0%	0%	0%	0%	0%	81%	85%

Annual Report 2025

Social

Human Capital

Commitment

To lead with care, providing a safe working environment built upon Tenaris core values enabling employees to develop their skills and careers while contributing to the company’s goals.

Objectives

  Foster trust and empower employees to manage and promote change and innovation.
  Embed sustainability values through transparent and effective processes.
  Encourage continuous learning and feedback.
  Respect and promote merit, diversity and inclusion in all its forms.

Industrial excellence

At Tenaris, industrial excellence is a core part of our identity. It sets us apart from our competitors and shapes every aspect of our business from a rational, value-driven perspective. We are dedicated to fostering a community of industrial talent that shares our values and goals.

Our offer includes exposure to challenging projects, a multicultural environment, and a wealth of opportunities for learning and professional growth.

We aim to attract individuals who possess not only excellent skills but also a profound commitment to leading sustainable industrial projects that benefit our communities.

Policies and procedures

We have implemented policies and procedures to manage and address impacts, risks, and opportunities related to our employees in the areas of ethics and compliance, health and safety, working conditions, and human rights. For a summary of our main policies and procedures, please see “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

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

At Tenaris, managing business with integrity and in compliance with the law is non-negotiable. We have a zero-tolerance policy towards corruption and are committed to ethical business practices in all areas of operation. Our policies, program, and commitment to transparency, integrity, and ethical behavior are further detailed in our Governance - Business Conduct chapter of this sustainability statement.

Through our QHSE Policy, we are dedicated to maintaining safe and healthy workplaces and to promoting wellbeing at work. For more information on employees’ health and safety, please refer to “Sustainability Statement - Social - Health and Safety”.

These policies and commitments are integral to our strategy and management decisions related to sustainability and inclusion, ensuring that we create a supportive and equitable environment for all members of our workforce.

Annual Report 2025

Headcount evolution

Annual Report 2025

During 2025, our workforce decreased by around one thousand employees, due to the operational context and market conditions. This reduction took place mainly among shop-floor employees, while the professional population remained broadly stable. Our global footprint continued to reflect almost 100 nationalities represented across our operations in 40 countries.

Resignation rates reached historical lows, both at the overall level and among professional employees. Resignations decreased from 4.4%, in 2024, to 3.8%, in 2025, for the total workforce, and from 3.8%, in 2024, to 3.6%, in 2025, among professionals, showing increased stability and retention during the year.

Annual Report 2025

Our Actions

Our people, their ideas and skills are our most valued asset, driving innovation and business growth. As a global industry leader, we face a world marked by economic and political uncertainties, technological disruption, and trade conflicts. Nurturing the competencies and determination of our teams is crucial to unlocking a sustainable future.

Throughout 2025, we continued to reinforce programs that support the development of technical and professional talent across our operations. These actions included the ongoing promotion of learning initiatives, exposure to challenging assignments, and the strengthening of internal feedback processes. Our industrial culture remained a unifying element across regions, sustaining high standards of performance and operational excellence.

Engaging with our employees

Our engagement with employees includes an effective employee value proposition that embraces a safe work environment, open dialogue throughout the organization, challenging goals and projects, competitive annual total rewards, and career opportunities.

Frequent dialogue and exchange between managers and their teams take place through different channels, quarterly feedback check-ins, town halls, employee opinion surveys, and performance reviews. These methods ensure continuous and open communication with our workforce, allowing us to assess, validate, and manage impacts, risks, and opportunities effectively.

Our CEO hosts quarterly town hall meetings open to all professional employees worldwide, where he comments on business progress and directly answers questions on any topic raised by the audience. Other town halls are held regularly by regional presidents and functional directors.

The Employee Opinion Survey (“EOS”) is carried out every two to three years, applicable to both professional and shop floor employees. In March 2024, we conducted our latest EOS, with a 95% response rate among professionals and shift leaders, and 77% among shop-floor employees. Among the most notable results were the Satisfaction of working at our company (81% favorability among shop-floor employees and 76% among professionals), and the Sense of Belonging (85% and 82% respectively), demonstrating strong team commitment and a shared sense of purpose. During 2025, we worked on actions derived from the insights of the 2024 EOS, strengthening communication, leadership follow-up, feedback practices across regions and working conditions, including the revamping of more than twenty offices all around the world. In March 2026, we launched a new EOS cycle, for which results are still being processed.

Mechanisms for identifying and addressing concerns are accessible to the entire population without discrimination. These include one-on-one discussions with a Human Resources Business Partner (“HRBP”), or Employee Relations Manager, and opportunities to provide upward feedback on supervisors as part of the annual Performance Management Process (“PMP”), where comments are reviewed by the supervisor’s manager: 98% of supervisors received upward feedback in the 2025 PMP. Internal client-supplier feedback is also allowed and largely used for development: 54,000 client-supplier comments were made in the 2025 PMP. For those seeking greater confidentiality, options like the EOS are available, along with anonymous and confidential channels, such as the Compliance Line.

Annual Report 2025

Attracting talent

As a global company, we can offer career development and rotation prospects that are an attractive differentiator for industrial and business profiles.

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

We established a corporate university, TenarisUniversity (“TU”), in 2005, which is responsible for providing training and development opportunities to all our employees at every stage of their career with Tenaris. Training and professional development programs, some of which are developed in partnership with external universities, such as Rice University in Houston, are organized with a view to promoting a corporate culture of excellence in everything that we do and fostering the alignment and cross-fertilization of knowledge across Tenaris. Currently, we are focused on expanding the digital mindset and embracing new technologies to improve processes, achieve greater efficiency, and reduce transactional tasks.

Training

TU is responsible for the continuous training of all employees, including both operational and professional staff, and structures its learning offering through dedicated schools aligned with the company’s core business and key areas of expertise.

The TenarisUniversity Industrial School (“TUIN”) reflects our industrial roots and plays a central role in supporting safe and efficient operations. TUIN is responsible for the design, development and delivery of all industrial training activities, with a strong focus on safety and technical knowledge. In addition, greater focus has been placed on expanding training content to incorporate elements related to operational discipline and methodology, contributing to the long‑term sustainability of the knowledge acquired.

From a leadership perspective, TenarisUniversity comprises the TenarisUniversity Management School (“TUSM”), which focuses on supporting the development of managerial and professional skills across the organization. As part of our structured development initiatives, we offer a series of global programs designed to support employees’ development at different stages of their careers.

The TenarisUniversity Induction Camp (“TUIC”) is an entry-level global in-person program, bringing together young professionals from around the world to immerse themselves in Tenaris’s core values and processes while fostering networking and diversity. The Management Essentials program (“ME”), delivered in a virtual format, equips new supervisors with the necessary skills and tools to navigate their first leadership roles, emphasizing adaptive leadership and behavioral focus over purely technical knowledge. The Management Development Program (“MDP”), conducted in person, focuses on leadership concepts and key elements for middle management.

Complementing these schools, we offer job-specific training that is learner-centric, allowing employees to train at their own pace and from anywhere. Our partnership with the Degreed learning platform enables users to learn, develop, and measure their skills in line with the latest trends. In addition to mandatory and formal training, employees have flexibility and autonomy in self-selected learning through this platform, which serves as a unified access point for all educational content in the organization, including internal systems, external providers, and an open ecosystem of online resources.

Annual Report 2025

TU continuously reviews the content, structure, and dynamics of its programs to ensure they remain aligned with business needs and leadership development objectives.

The chart below reflects the annual average training hours per employee. In the last three years we have seen a decrease in average training hours for shop‑floor employees, which reflects the normalization of activity levels, following a period of significant operational ramp‑up / shop-floor employee staffing.

Annual Report 2025

Number of participants per training program:

Year	TUIC	ME	MDP
2021	86	83	-
2022	162	77	96
2023	209	110	109
2024	221	118	115
2025	191	178	115

TUIC: TenarisUniversity Induction Camp

ME: Management Essentials

MDP: Management Development Program

Annual Report 2025

Diversity

For Tenaris, workplace diversity is a pillar for creating and maintaining a positive company culture, contributing to productivity, employee retention, and job satisfaction. A diverse mix of ages, abilities, and nationalities, as well as efforts to enhance gender equality and treat all employees equally on merit, are seen as necessary to establish inclusion at all levels.

Annual Report 2025

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

All newly hired employees are trained in our Code of Conduct, which expressly forbids harassment of any kind in the workplace. There is a protocol available in the regulatory system that promotes a work environment free of harassment. In addition, all shop floor employees and technical leaders must complete mandatory training on this topic, “Positive Workplace: How to create workplaces free of harassment”.

Annual Report 2025

Total rewards

Tenaris’s compensation framework is built on three core pillars: internal equity, external competitiveness, and meritocracy. These principles guide all compensation decisions and ensure fairness, consistency, and alignment with our organizational objectives.

Internal equity is maintained through a structured evaluation of positions, which groups roles with similar responsibilities into the same pay grade and ensures consistent and transparent salary ranges. External competitiveness is supported by regular participation in market remuneration surveys and benchmarking processes that allow us to maintain fair and competitive compensation across all locations. As part of this approach, Tenaris ensures that all employees receive compensation above local living‑wage benchmarks and minimum legal requirements, including in countries where such regulations may not formally exist, reflecting our commitment to fair and responsible pay practices. Meritocracy is reflected in our annual compensation cycle, which includes merit increases, promotions, and variable incentives based on individual and company performance.

Total rewards are also a key component of our employee value proposition, combining compensation with benefits, well‑being and flexibility initiatives. Benefit programs are tailored to each location, aligned with local needs, labor regulations and competitive conditions, ensuring relevance and consistency across our global footprint.

Through these practices, we ensure that compensation decisions reflect employee contribution, support long‑term development, and remain aligned with our global standards of fairness, integrity, and transparency.

Annual Report 2025

Health and Safety

Commitment

To take care of our employees and contractors, looking after their safety, health, and well-being, with safe and healthy workplaces throughout our industrial and office facilities.

Objectives

  Consolidate a strong health and safety-oriented culture within the company and our value chain.
  Intensify preventive activities, particularly regarding high-risk activities.
  Promote awareness and behaviors that enhance physical and mental well-being among all employees.
  Establish a workplace free from fatalities and severe injuries.

We have implemented policies and procedures to identify and manage impacts, risks, and opportunities related to our employees and contractors, focusing on health, safety, and well-being.

The health and safety (“H&S”) Management System is based on our Quality, Health, Safety and Environment (“QHSE”) Policy through which management and risk assessment fundamentals are integrated into all business processes. Tenaris communicates this policy throughout its organization, trains its employees in the appropriate use of its QHSE management system and engages them in the regular setting, measuring and revision of objectives.

As described in the QSHE Policy, all injuries and work-related illnesses can and must be prevented. We are committed to maintaining safe and healthy workplaces and to promoting well-being at work and a healthy lifestyle. We ensure that everyone is accountable for acting proactively to eliminate hazards, reduce risks, and identify opportunities for improvement, and we encourage open communication with all our people and interested parties.

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

Engaging with our employees and contractors

Tenaris is committed to training all its employees in the appropriate use of its QHSE management system, strengthening its management through the updating of professional and managerial skills; fostering diversity; encouraging the consultation and participation of workers in issues related to health and safety and environmental care; emphasizing employee evaluation and motivation, and complying with the ethical principles established in its Code of Conduct.

Our Actions

Annual Report 2025

Foundational priorities

Our employees’ safety and well-being are a priority, essential to our success and long-term sustainability as an organization, and intrinsic to the relationships we build with our local communities, suppliers, customers, and investors. As stated in our QHSE Policy, Tenaris prioritizes employee well-being by creating and maintaining a safety culture that seeks to deliver a workplace with no fatalities or serious injuries. We are continuously implementing initiatives to reduce the risks of complex activities by moving towards “error-proof” solutions and “fail-to-safe” processes.

Our QHSE Policy is available on Tenaris’s website at: www.tenaris.com/en/products-and-services/qhse-certifications. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

Our industrial system, operating at a high standard throughout the year, has performed well in terms of supporting our positioning worldwide.

In 2025 we recorded zero fatalities.

Annual Report 2025

Leading a positive safety culture

Tenaris’s commitment to safety is deeply rooted in our culture and reflects our mission to ensure an environment where every employee feels safe, valued, and empowered to contribute. Safety practices depend on gaining insights from everyday work, standardizing lessons learned to prevent future incidents, and constantly enhancing control measures to make them more effective.

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

The “Safe Hour” program is continuously being refined to encourage dialogue and comments about “work as done” versus “work as imagined”. The related training course has also been completely updated. Operators are also invited to contribute ideas to improve working conditions. The focus is on ensuring actions and tasks are correctly executed and publicly recognizing people for their positive contributions to foster an environment of greater trust and collaboration.

In 2025, we continued improving how we respond to human error by changing our mindset, shifting the focus from blaming to learning, and emphasizing processes rather than people. Training on Human and Organizational Performance (“HOP”) principles continued in Mexico, the US, Canada, and Brazil and will be further extended to other regions.

We launched a specific project to increase the number of cameras in all our facilities to support and enhance the supervision of high-risk activities without substituting the presence in the field. We are continuously exploring AI solutions for video analysis (in compliance with legal requirements), to help detect critical situations and define actions to mitigate their risks.

Every employee at all levels is expected to actively contribute to prevention efforts. Specific personal objectives are defined on preventive activities to be performed in the field, and we use online tools for ongoing monitoring to support and motivate individuals to continually improve in this area. Objectives have been adjusted to focus on quality rather than quantity, reducing bureaucracy and focusing efforts on the detection of high-risk activities and the definition of effective actions to solve them.

Annual Report 2025

Leveraging training and communications

Putting safety at the heart of industrial growth and transformation involves substantial investment in training and communications. We believe everyone can help prevent accidents and incidents and contribute to a culture of excellence and responsibility.

Recognizing the crucial role played by supervisors and managers in growing a safety culture, we are continuing to train leaders in HOP principles to improve risk mitigation strategies and strengthen fail-safe capabilities.

The HOP approach centers on people and their roles, working with shop-floor employees who are closest to potential risks to design and test risk controls. This line of action enhances our understanding of how individuals perform their jobs. The endgame is to build systems that are more robust and error-proof, taking human error into consideration.

The training campaign on ‘Root Cause Analysis’ methodology is continuing globally, with the aim of improving the quality of our investigations and focusing in the discussion on “what failed” instead of “who failed”, identifying solutions that address system improvements.

We are also targeting shift leaders, whose role in setting an example and transmitting knowledge is crucial to our safety strategy. In 2025, we continued a specific plan to ensure they attend high-risk activities training courses (i.e. work at height) in case one or more of their team members has a certification in that subject. The objective is to increase their knowledge so that they can perform better preventive activities when they are in the field supervising those activities. The same training plan was also extended to managers.

We are continually refining our training courses on high-risk activities (e.g., work at height, work in confined spaces, crane and vehicle operation) for greater effectiveness, incorporating lessons learned and examples arising from events that occur worldwide. In 2025 we started developing a specific training and certification scheme for people working on medium-to-high voltage equipment and gas furnaces. We also delivered specific training to our engineering department focused on construction site safety.

Additionally, we revised the “Communication Routine” training course to enhance the quality and effectiveness of face-to-face meetings between shift leaders and shop-floor employees. These are opportunities to exchange clear, consistent, and relevant information on safety, quality, production, and other topics, as well as receive feedback and suggestions for improvement.

Annual communication campaigns target best practices and highlight potential risks and hazards in the workplace. In 2025 we continued a campaign to reinforce the importance of performing preventive activities with quality, focusing on high risks and ensuring that the time we spend in the mill is effective in improving the level of safety.

Annual Report 2025

Effectiveness in risk reduction

We are committed to reducing the occurrence of high-severity incidents. This involves developing cross-site action plans following specific risk assessments and relevant events, and a comprehensive preventive program to leverage the hierarchy of risk controls.

We consistently review our risk analyses at all sites, increasing operator involvement and the number of initiatives targeting high impact areas. Our safety objectives are supported by detailed plans implemented at each site and training and communication initiatives. The focus is on implementing robust solutions to reduce risks.

We are continuously reviewing the risks that could lead to catastrophic consequences, performing worldwide mapping and benchmarking at our sites, and defining targeted investments to improve design and engineering at facilities and equipment maintenance, ensuring effective alarms and control points, and reinforcing procedures and training. In 2025, we started, in collaboration with the engineering and maintenance departments, a specific review focused on steel shops to standardize risk assessment and identify the areas where improvements are needed.

Special task forces on critical risks such as cranes and vehicles are also continuing to share best practices and activities on these hazards. In 2025, we continued the installation of safety devices following the latest technologies, including on-board cameras on vehicles with AI capabilities to alert operators when unsafe situations are detected. We also continue to monitor the implementation of improvement plans aimed at reducing Severe Interference Risks (“SIR”) in our facilities.

We are also employing a cross-site approach to share lessons learned from critical events to prevent them from happening again. Actions include improving workplace conditions, documenting procedures, and training. Although progress is being made, we recognize the need to be more agile in implementing similar measures on a global scale.

Contractor safety

We include all contractors working at our sites in the Tenaris Safety Management System to ensure our prevention programs are truly effective.

In 2025 we continued working on a specific project to improve HSE Contractors management, together with Exiros, our procurement company. The project focuses on making our selection process more robust, ensuring adequate competence of the people performing the job, reinforcing supervision during the execution phase, and reviewing our evaluation process to ensure the safety component is adequately considered. For work at height, we promoted the use of safety nets as an additional safety measure and improved supervision through the adoption of camera monitoring systems, e.g., body-cams and drones.

Annual Report 2025

We are also strengthening our access control system to ensure contractors meet all the requirements before entering our site as well as better identifying the areas where high risk activities have been performed to intensify supervision and verify that all proper safety measures are in place. In 2025, we also revised the mandatory induction delivered to all new contractors to increase their risk awareness at our sites.

Within contractors, our focus is on Tier 1 Service Sourcing Groups for which we also conduct a formal HSE audit to check the existence of an HSE system, and the level of development of such system.

The Health Care Project - Supporting better health

Tenaris’s comprehensive occupational health program enshrines Tenaris’s commitment to providing a healthy workplace, whether in the office, mill or at home when remote working.

The Health Care Project was launched in 2021 as a preventive strategy to help our employees and their families to be in as good health as possible. In recent years, medical check-ups and follow-ups have been held company wide as part of our drive to get employees to take responsibility for their own physical and mental well-being.

In 2025, the full program was also extended to the acquired sites of Shawcor.

The check-ups also yield data enabling Tenaris to identify and improve problems statistically common to certain groups and detect patterns for specific pathologies at regional level.

This enables medical services to identify the most relevant physical examinations for each person and develop a personalized health management program.

While the check-up continues yearly, we also defined and consolidated a common set of company-supported health benefits aimed at promoting physical activity, nutrition, mental health, and anti-smoking programs, as part of a corporate well-being campaign rolled out at all locations. We are also defining ways to monitor adoption to adjust further according to needs and preferences.

Worldsteel

We actively participate in the Safety & Health Committee (“SHCO”) of worldsteel, with the aim of sharing best practices with other companies and defining common standards for health and safety practices. Our Health and Safety Senior Director, Riccardo Dovera, is currently holding the position of chairman of the committee, further reinforcing our collaboration.

Community Relations

Commitment

To drive inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages enterprise.

Annual Report 2025

Objectives

  Contribute to improving all levels of education in our immediate and broader communities, with a focus on technical education.
  Help preserve the identity and heritage of our communities.
  Encourage creativity and innovation through culture.
  Support our communities during crises (health, education, humanitarian).

Tenaris emphasizes inclusive growth in its communities, focusing on education and social mobility, as highlighted in its Code of Conduct. Through our Human Rights Policy, we foster and promote respect for the fundamental rights and dignity of the communities where we operate. For more information on our policies, please refer to “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

Engaging with our communities

Throughout our history, one of the core values intrinsic to our heritage has been the strong relationships we have forged with the communities where we operate. We are convinced that the sustainable growth of our industrial project can only be achieved in tandem with progress in the communities where we live and work. Our vision of community relations reflects the industrial values that have underpinned our activities for over 70 years.

At Tenaris, our commitment to sustainable development is reflected in our ongoing engagement with local communities and their representatives and members. Our approach is embedded in our core values and daily activities, ensuring that sustainability is not a separate program but an intrinsic part of our operations.

Moreover, the Compliance Line is one of our primary mechanisms for stakeholders, including communities, to raise their concerns, and it is an internally established channel designed to ensure that all reports are handled appropriately. Our general approach to remediating our negative impacts, when such cases are identified through the Compliance Line is described in “Sustainability Statement - Governance - Business Conduct - Compliance Line”.

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

Annual Report 2025

We have seven strategic programs, focused on education and culture, that are implemented locally to fit the needs of each community where we operate. Our global education programs are named after Roberto Rocca, one of our founders, who believed that education is a key factor in people’s development and that there must be synergy between industrial culture and technical education.

In 2025, Tenaris invested $16.9 million in its community relations program, complemented by a $3 million donation made directly by a Techint Group foundation; 84% of this amount was invested in education programs, benefiting more than 12,700 students.

Educational Programs

For all levels

Our educational programs span the entire schooling cycle, from elementary to higher education, helping children fulfill their potential and become active contributors to society. We are convinced that access to quality education leads to individual and collective well-being. Our programs develop 21st century skills, enabling participants to transform their own reality, always imbued with a strong sense of community.

The Roberto Rocca Technical Schools Network, Roberto Rocca Technical Gene, the Roberto Rocca After School program and Roberto Rocca Scholarships are the four global initiatives supporting education in our communities.

Roberto Rocca Technical Schools - Developing high standards of technical education

The Roberto Rocca Technical Schools Network aims to be an educational hub with two main objectives: i) providing equal opportunities for children to access technical high-school education by offering scholarships to all students according to their needs; and ii) offering technical and educational short courses to people from the community. These schools are supported by the productive sector and education specialists, to offer the best pedagogical practices.

In 2025, the Roberto Rocca Technical School Network was invited by the Institute for the Future of Education, one of the leading educational conferences in Latin America, to share its educational model and impact.

Expanding the network

The first Roberto Rocca Technical School opened in Campana, Argentina, in 2013 and today has 468 students. Originally built for 420 students, it was expanded to scale up its impact. New intake rates rose from an initial ceiling of 60 to 72 in 2023. Another focus is encouraging women to study STEM (science, technology, engineering, and math) subjects: the percentage of female students at the Roberto Rocca Technical School has risen from 11% in the first admissions process in 2013 to nearly 47% in 2025. Roberto Rocca Schools network has spread to Pesquería, Mexico and Santa Cruz, Brazil through our sister company Ternium and will continue to grow with a new school to be built in Veracruz, Mexico.

Annual Report 2025

Students achieve high math and technical levels, and over 90% continue studying at university, in many cases being the first in their families to do so. The approach is to offer quality education and equal opportunities, reducing the initial gap between low and high-income entry-level students over the seven years of their schooling.

With the aim of strengthening employability and education levels for the whole community, the Roberto Rocca Technical School in Campana operates as an Education Hub. In 2025, its educational offer included basic technical programs such as Electrical Installation and Welding and, in partnership with industrial automation leaders FESTO and Siemens, the school also certifies students from other institutions in Industry 4.0 competencies. Math and Language courses are offered for elementary school students about to begin high school, and since 2025 the school has also offered workshops in 3D Design and Printing, Robotics and Artificial Intelligence for secondary school students. Additionally, the Roberto Rocca Technical School implements initiatives in partnership with other educational institutions, including a Diploma in Educational Innovation for teachers and school leaders, delivered in collaboration with Austral University and the Varkey Foundation, as well as training programs in Active Learning methodologies for educators from other institutions.

Annual Report 2025

Through these initiatives, the Roberto Rocca Technical School trained more than 1,600 people in 2025, 20% more than in 2024, reinforcing its commitment to inclusive education, skills development, and long-term employability.

We believe that gifted and committed teachers are crucial to achieving academic excellence. The continuous training and performance evaluation of the educators of the Roberto Rocca Technical Schools allows us to ensure quality in the implementation of the educational model. In 2025, over 4,600 hours of training were provided for teachers and staff. We also evaluate our teachers using student feedback surveys, use of active teaching methods, the quality of their classes, and assessment by the schools’ authorities.

Evaluations as a pillar of improvement

The Roberto Rocca Technical Schools network plans its actions as part of a strategy of continuous improvement to enhance the quality of its education. It holds regular evaluations to benchmark the knowledge levels of its students.

Regarding Mathematics and Spanish, the students take standardized tests to determine their level at the time of entry and at the end of their schooling. These tests not only demonstrate the level of academic excellence, but also that the school is effective in leveling up its students, neutralizing the effect of socioeconomic context.

Roberto Rocca Technical School students also participate in the Math and Spanish tests held by Austral University to evaluate standards at private schools of a medium-high socioeconomic context. In 2025, the results of the Roberto Rocca School students were above the average results, even considering that the other schools assessed have students from better socioeconomic backgrounds.

In 2025, students from the Roberto Rocca Technical School achieved first and second place at the national level of the Argentine Physics Olympics. In addition, among other recognitions, they reached the final round of the Argentine Technology Competition ("OATec"), organized by Instituto Tecnológico de Buenos Aires ("ITBA"), highlighting the academic excellence and technological capabilities fostered through the school’s educational model.

Every year, students, families, teachers, and staff answer satisfaction surveys about the school environment as a whole. In 2025, a total of 680 people answered the survey. The favorable rating was about 81%.

Roberto Rocca Technical Gene - Strengthening technical education

Roberto Rocca Technical Gene contributes to bridging the gap between the knowledge and skills that students graduating from technical schools have and that the industry needs. The program mainly offers technical and math training, industrial internships in our industry and modernization of school labs. Roberto Rocca Technical Gene is present in 27 schools in 6 countries, reaching over 6,700 students and teachers.

For the first time, 190 students from the Roberto Rocca Technical Schools and nine partner schools across Argentina, Brazil, Colombia, Italy, and Mexico participated in the SteelChallenge, a global competition organized by the worldsteel, focused on sustainable steel production. The Escuela Técnica Nº4 from Zárate, Argentina achieved the first place worldwide.

Through technical courses delivered in partnership with ABB, FESTO, and Siemens, in 2025 over 650 students from technical schools in Bergamo, Campana, Veracruz, and Zárate completed their training in pneumatics, electro-pneumatics, hydraulics and automation, which enriches the technical qualifications of the participants and enhances their employability in the industry.

Annual Report 2025

In Bergamo, Italy, the Fondazione Dalmine further strengthened its leadership in this field by becoming FESTO’s first certification center in Italy and ABB’s first private certification center. In addition, as part of ongoing infrastructure enhancement efforts, four new robots were incorporated, expanding the range of available technologies and enabling students to deepen their hands-on training in automation.

In Zalau, Romania, the Fundatia TenarisSilcotub was created to support the development of technical education in the community and to promote industrial values. This marks a new milestone in the company’s commitment to high-quality technical education, the development of Industry 4.0 skills, and the strengthening of the link between the educational and industrial sectors. In 2025, 690 students and 66 teachers from Calarasi and Zalau participated in the program.

In Cartagena, Colombia, for the first time, four participants from the Roberto Rocca Program joined the workforce at TenarisTuboCaribe, marking a key milestone after years of collaboration with educational authorities and local technical schools to design and align curricula with local industry needs, as well as to train teachers and students, strengthening youth employability and workforce development. In addition, students participating in the Roberto Rocca Technical Gene have improved their mathematics evaluation results by more than 15 points over the past two years and achieved scores above 60 points in the annual Technical Knowledge assessments.

In 2025, we opened our plants to 376 students from Campana, Bergamo, Veracruz, and Zalau to perform their industrial internships.

In 2025, as part of our efforts to strengthen mathematics learning outcomes in Latin America, we continued teacher training in Campana, Cartagena, Veracruz, and Zárate. Students from participating schools achieved an average improvement of seven points compared to peer institutions, highlighting the importance and impact of teacher training and ongoing pedagogical support.

Annual Report 2025

Roberto Rocca After School program - Starting at a young age

The Roberto Rocca After School program for children aged 6-15 is implemented in public schools operating in vulnerable contexts. The program focuses on integral development, in particular basic literacy, math, science, and social-emotional skills, by offering extra-curricular education four days a week. The program is underway in nine schools in six countries, reaching over 1,900 students. In 2025, to encourage technical education, robotics was incorporated as a new area of focus, addressing topics such as mechanics, computing, and design thinking.

In 2025, in Veracruz, Mexico, regular student attendance increased significantly after a joint work with the school and families. This progress was reflected in academic performance, with an improvement of more than four points in mathematics compared to the previous year.

Annual Report 2025

Roberto Rocca Scholarships - Encouraging educational excellence

Launched in 1976 in Argentina, the Roberto Rocca Scholarships program encourages academic performance and commitment among high-school and undergraduate students living in Tenaris communities. In addition to academic excellence, the selection criteria include a socioeconomic evaluation to promote equal opportunities and social mobility. In 2025, 1,683 scholarships were awarded to high performing high school students and 256 to undergraduates studying engineering.

Annual Report 2025

Culture and tradition

Sharing horizons and celebrating diversity

For Tenaris and its sister companies in the Techint Group, art and culture are a source of innovation as well as a means of celebrating diversity. The contemporary art center Fundación PROA in Argentina holds contemporary art exhibitions and leads global film festivals in four countries. During 2025, PROA received over 81,000 in-person visitors in Buenos Aires and, together with Tenaris held film festivals in Campana, Cartagena, Calarasi, Houston, Blytheville, Bay City, Zalau and Montevideo, where 6,120 spectators attended.

In addition, Tenaris supports the Galleria d’Arte Moderna e Contemporanea (“GAMEC”) in Bergamo.

The value of cultural and industrial heritage

In Italy, the Fondazione Dalmine in Bergamo has been committed to the dissemination of industrial history and culture for over twenty years. In addition to organizing exhibitions and activities, the Foundation's archive houses thousands of documents that recount the history of the last century in the region.

During 2025, more than 29,000 people visited the Fondazione; mainly students and teachers who attended Industrial Culture workshops on robotics, STEM, media literacy, industry and work, sustainability, and safety, and also more visitors that took part in exhibitions, guided visits, and cultural activities.

Supporting our communities during crisis

Following the floods that affected the cities of Campana, Argentina and Veracruz, Mexico, solidarity actions were launched reflecting the Techint Group’s commitment to its communities. In Campana, the Siderca Hotel was made available as a shelter, essential supply kits were distributed to those affected, and machinery was mobilized to restore access to neighborhoods and improve drainage channels. In Veracruz, essential supply and cleaning kits, along with mattresses, were donated to support affected families in Poza Rica.

Our Value Chain

Commitment

To develop integrated product and service solutions to meet customer requirements for quality and performance while enhancing safety, efficiency and reliability, and minimizing our environmental impact throughout the supply chain.

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
154

Annual Report 2025

Customers

We have implemented several policies and management processes to address impacts, risks, and opportunities related to our customers. These policies are designed to ensure the quality and performance of our products and to prevent, minimize and mitigate any negative effects on the health, safety, and well-being of our customers, as well as the environmental impact of our products on their operations, and to address potential concerns about human rights.

The main policies related to end-users are:

  Quality, Health, Safety, and Environment Policy
  Quality Management System
  Code of Conduct and Compliance Line
  Policy on Business Conduct
  Human Rights Policy

Preventing and remediating impacts

Quality, Health, Safety, and Environment standards

Our commitment to quality, health, safety, and care for the environment is absolute and is embedded in our management systems. This means that our products and services are developed with a focus on reducing safety and environmental risks. Our QHSE management systems cover the entire value chain, from suppliers to customers, ensuring the proper and efficient use of our products and services in accordance with their agreed specifications.

Our steel products (tubular products, accessories, coiled tubing, sucker rods and coating) are manufactured in accordance with the applicable specifications of the American Petroleum Institute (“API”), the American Society for Testing and Materials (“ASTM”), the International Standardization Organization (“ISO”), Det Norske Veritas (“DNV”) and European Standards (“EN”), among other standards. The products must also satisfy our proprietary standards as well as our customers’ requirements. We maintain an extensive quality control and assurance program to ensure that our products and services consistently meet proprietary and industry standards bringing a high level of competitiveness.

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

In addition, the majority of our testing laboratories are certified to ISO 17025. Our QMS, based on ISO 9001, API Q1 and API Q2 specifications, as well as IATF 16949 when applicable, ensures that products and services comply with customer requirements from the acquisition of raw materials to the delivery of the final product and services. The QMS is designed to ensure the reliability and improvement of the product and the manufacturing operations processes as well as the associated services.

In late 2023, Tenaris acquired Mattr’s pipe coating business, including nine plants and world-class R&D facilities in Canada and Norway and a wide IP/product portfolio. Its ISO 9001 certified quality management system will be integrated into our Quality Management System by 2026.

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

Annual Report 2025

Transparency in product specifications

As an industry leader, we are committed to providing our customers with transparent access to the technical specifications of our products and avoiding misleading performance claims. We are committed to transparency in our product specifications and performance claims, ensuring that all information provided to our clients is accurate, clear, and readily accessible. This dedication to openness allows customers to make informed decisions based on reliable data regarding product performance, safety, and compliance with industry standards.

Code of conduct

Our Code of Conduct establishes integrity and transparency standards for all directors, officers, and employees, and extends these principles to customer relations and business communications. A compliance line is a channel through which customers can voice their concerns, with all complaints assessed by an internal audit team that reports directly to the CEO and the audit committee of the board of directors. The Policy on Business Conduct governs interactions with clients, aiming to minimize corruption risks and foster ethical conduct through regular risk evaluations and compliance measures.

Human rights and privacy

We adhere to human rights principles, including non-discrimination, through our policies and procedures designed to protect such rights. We also protect the data privacy of our customers by complying with the General Data Protection Regulation (“GDPR”) of the EU, and similar local regulations in other countries.

Engaging with our end-users

A salient feature of our business model is that we engage with, and supply our products, directly to end users so that we can understand more precisely their requirements and develop products and services to meet those requirements. Communication with end-users, who comprise the vast majority of our customers, is constant and reflected in the comprehensive services we provide with our products, as well as in our product development activities. The perspectives of our end-users are thus taken into account in our decision-making processes, including our DMA and stakeholder engagement process. This approach allows us to identify, track and manage impacts, risks, and opportunities rapidly and effectively.

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

Our engagement with end-users extends to our presence at the sites where they use our products – for our oil and gas customers at their drilling rigs - to which we deliver our products under our Rig Direct® service model. With our Rig Direct® service, we deliver pipes ready to be run downhole by the drilling rig, along with services designed to enhance safety, reduce environmental impact, and increase operational efficiency by minimizing pipe handling and on-site personnel requirements. Additionally, Rig Direct® integrates supply chain and administrative tasks while offering digital services that ensure full traceability of each pipe’s technical properties and characteristics.

Every two years we also perform an extensive customer satisfaction survey, of customers representing a large majority of our sales, with over 1,000 responses from persons responsible for (a) purchasing our products and services and (b) selecting and using them. The response rate in the most recent survey was 74%, and the responses included a high volume of comments about specific aspects of our service, both of which serve as indicators of the strong level of engagement of our customers with the survey. The survey includes specific questions related to how they view our adherence to high ESG standards and the relevance of our efforts to address climate change.

These engagements with our customers are critical in shaping our strategies and operations. By actively listening to them, we can make informed decisions that align with their expectations and enhance their overall experience with our services. This ongoing feedback loop ensures that we remain responsive and adaptive to the evolving needs of our customers.

Annual Report 2025

Innovation

Our commitment to excellence is rooted in innovation and continuous improvement, driving the development of new technologies and services that enhance safety and boost efficiency across the energy industry, while helping reduce environmental impact.

In 2025, we allocated $64 million to R&D initiatives, bringing our total investment over the last five years to $294 million. Our research and development efforts are conducted across four centers located in Argentina, Canada, Mexico, and Norway, coordinated through our technology headquarters in Amsterdam.

A team of 263 researchers, product experts, and process engineers is dedicated to advancing materials science, mechanical design, and applied physics. Their work drives innovation and supports the development of technological solutions designed for extreme operating conditions, improved efficiency, and safer operations. Our sustainability strategy also includes investments in digital integration, automation, and AI to improve efficiency across our global industrial network.

Innovating for a changing energy landscape

Our R&D efforts focus on two key areas: supporting the energy industry, particularly oil and gas operations, while helping customers advance toward cleaner energy solutions.

Throughout 2025, we continued supporting the development of unconventional drilling through new technologies and services. Our TenarisHydril Wedge™ Series 400 portfolio keeps evolving to meet the challenges of increasingly longer laterals in unconventional and thermal applications across North America, combining extreme torque performance, faster installation speeds and enhanced robustness.

In Argentina, we are expanding our hydraulic fracturing operations by incorporating innovations such as pumps equipped with Dynamic Gas Blending (“DGB”) technology. By using compressed natural gas ("CNG") as a power source, this technology improves efficiency, reduces diesel consumption by up to 80%, and lowers emissions. We also announced the launch of surface casing construction solutions, to support the development of Vaca Muerta, one of the world’s largest shale gas reservoirs.

Advancing offshore frontiers

In the offshore market, Tenaris focuses on supporting frontier developments through the expansion of advanced technologies and integrated services. We collaborate on some of the industry’s most complex projects across the Guyana-Suriname Basin, the Mediterranean and the Black Sea, Asia Pacific, the North Sea, Brazil’s Pre-Salt and Equatorial Margin, the offshore United States and West Africa.

We are contributing to next-generation 20K deepwater projects through new TenarisHydril connections, ultra-high-strength proprietary steel grades and 3D mapping technology for collapse and burst estimations, strengthening our position in the offshore US market.

A well is composed of several strings. Our Dopeless® offer, widely adopted in offshore operations for its efficiency and safety benefits, covers the full range of products that may be selected for each of the different strings and has been extended to large-diameter connectors. Following its deployment in Brazil’s Pre-Salt fields, Tenaris has strengthened its position as the only OCTG manufacturer capable of offering a dope-free solution for the entire string, enhancing safety in the rig’s red zone, one of the industry’s highest-risk areas.

Going beyond supply chain integration

In 2025, we marked 10 years since the launch of our Rig Direct® service model in the US, for OCTG pipe and accessories, which has reshaped the tubular supply chain. Built on a mill-to-well concept, Rig Direct® offers a comprehensive, digitally integrated approach that boosts operational efficiency, lowers costs, and enhances reliability and well integrity for oil and gas operations.

Over the past decade, Rig Direct® has steadily expanded to address the evolving needs of the industry and reach new markets, with digital integration playing a central role in this evolution. For example, PipeTracer®, Tenaris’s unique digital identification system, provides full traceability of each pipe from the mill to the well, enabling digital tallies, improving accuracy and streamlining execution.

Annual Report 2025

Today, every solution within Rig Direct® includes a digital component, enabling real-time data, enhanced traceability and optimized coordination across operations. Most tools are integrated under the Client Hub, a new platform launched last year to improve navigation across applications and provide a more intuitive user experience.

We work closely with our customers to identify opportunities to continue optimizing processes and enhancing the efficiency and safety of energy operations. For instance, our RunReady™ service ensures pipes arrive at the rig site ready to be run, now also including a pre-applied running coating that simplifies onshore operations and enhances efficiency. We are also expanding our capabilities for remotely monitoring offshore drilling activities, an approach already applied to onshore wells through our Remote Monitoring Center in Houston, Texas.

During 2025, WISer™, the latest concept within our Rig Direct® service model, continued to consolidate as a platform supporting well integrity by capturing and processing real-time data at the rig. Enhancements included advances in the iRun Casing® technology for real-time monitoring of running operations, the extension of torque turn monitoring to cover casing running tools, and the expansion of the digital capabilities that support casing drilling activities.

With 512 rigs served under this approach in December 2025, Rig Direct® helps customers reduce uncertainty, improve planning and operate more efficiently by aligning our services more closely with their goals. In Guyana, for example, this integrated approach has proved instrumental in ensuring safe and reliable delivery, keeping rigs supplied under the ambitious drilling schedule that has transformed the country’s offshore landscape.

Raising the bar for pipeline projects

Our value proposition for line pipe has been strengthened through our One Line® integrated services platform and advances in TenarisShawcor coating technologies, including new products such as the White Jacket™ coating, while consolidating our portfolio of flow assurance, anti-corrosion, concrete weight coating and flow efficiency solutions to address complex pipeline requirements.

In 2025 we also reached a new coating milestone by applying the thickest glass syntactic polypropylene thermal insulation ever used in a five-layer system for an offshore gas flowline in the Romanian sector of the Black Sea.

Tenaris's technical expertise and proven track record have been instrumental in securing our participation in some of today’s most significant offshore energy developments. Building on experience from more than 350 onshore and offshore projects, One Line® solutions integrate services from the design phase to execution, optimizing efficiency throughout the supply chain. This approach reduces delivery times, ensures high-quality standards, and lowers logistical costs, all while minimizing the environmental footprint.

Engineering solutions for the energy transition

Tenaris is actively contributing to future energy needs through the development of a low-carbon product portfolio that includes solutions for hydrogen storage and transportation, carbon capture and storage (“CCS”), geothermal and nuclear applications.

In CCS, TenarisHydril connections provide a reliable solution for CO₂ injection wells, supported by decades of testing and field-proven performance in oil and gas environments. Expertise in corrosive conditions also supports the performance of line pipe products for offshore and onshore CO₂ transportation, complemented by collaboration with public and private partners to advance materials testing.

During 2025, a comprehensive test program was conducted for a customer’s CCS project in the North Sea. Our TenarisHydril Blue® connection with Dopeless® technology was subjected to 500 thermal and mechanical cycles under both normal and extreme conditions. The program was successfully completed, and the tubular technologies have already been deployed in the field.

Annual Report 2025

As geothermal activity continues to expand across Europe, Tenaris supports this growth through advanced technologies, a full package of services and technical collaboration. Building on a proven track record, our contributions span developments in Germany, France, Austria, Romania, Italy and Switzerland, delivering solutions across the full spectrum of deep geothermal wells, from low-enthalpy projects to the most demanding high-enthalpy applications. Our offer includes proprietary steel grades engineered for corrosion resistance, TenarisHydril connections designed to withstand extreme temperatures and thermal cycling, and integrated services.

In the hydrogen sector, Tenaris applies its metallurgical expertise and manufacturing capabilities to deliver safe and durable storage solutions through THera®, our proprietary technology developed for hydrogen storage and transport. These capabilities support hydrogen refueling infrastructure, with THera® systems supplied to projects in the Middle East and Europe, including Oman and Italy, enabling the deployment of green hydrogen mobility and helping lay the foundation for broader adoption of hydrogen as a low-carbon energy carrier.

Tenaris is also advancing hydrogen transportation through active participation in joint industry projects, research initiatives and standard bodies in Europe and the Americas. In collaboration with IGI Poseidon, the company conducted qualification testing for offshore high-pressure pipelines, supporting the development of future hydrogen networks.

In nuclear applications, Tenaris contributes to the sector’s expansion by meeting the highest international quality and safety standards. In 2025, Dalmine, our seamless steel pipe mill in Italy, achieved ASME certification for the supply of materials for nuclear facility construction.

Reshaping manufacturing through AI and data

Tenaris continues to advance its digital transformation, building on a scalable cloud infrastructure and a unified data platform that interconnects industrial processes across our global operations, enabling the deployment of artificial intelligence and machine learning solutions at scale.

Our data science initiatives are delivering measurable impact across the manufacturing processes. In our steel shops, optimization models refine scrap selection and charge mix design, to reduce costs and support our decarbonization strategy. Machine learning-based anomaly detection systems monitor furnace conditions in real time across all our steelmaking facilities.

In our rolling mills, a data-driven launching policy determines the optimal production quantity for each order to maximize efficiency. In heat treatment operations, a thermomechanical model predicts pipe yield strength in real time, enabling operators to optimize operational efficiency.

Computer vision solutions continue to expand, with real-time image classification systems helping prevent critical equipment failures in piercing machines and now extending to plug defect detection to further enhance pipe quality.

Generative AI is playing an increasing role across our operations. AI-powered chatbots support shop floor operators in troubleshooting production line interruptions by leveraging accumulated technical knowledge to reduce downtime. An executive assistant chatbot has also been introduced, enabling natural language queries on industrial metrics and supporting descriptive and diagnostic analysis to enhance the speed and quality of management decision-making. Across the organization, large language models are improving productivity by automating tasks such as report generation, data quality assurance, and document processing, while low-code AI platforms support our citizen development strategy for intelligent workflow automation.

Additionally, we have launched a project to automate the order entry process.

Annual Report 2025

Suppliers

We have implemented policies and procedures to ensure sustainable, ethical, and compliant sourcing practices across our supply chain, while addressing impacts, risks and opportunities affecting suppliers.

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

Diligent and consistent compliance with the provisions of the Code of Conduct for Suppliers will be considered for the selection, retention, and evaluation of suppliers. Suppliers are responsible for applying the principles contemplated in the Code of Conduct for Suppliers in their relationships with the sub-suppliers they work with, to the extent they participate in any way in transactions or dealings with Tenaris.

Under our Sustainable Sourcing Policy, we carry out a selection process to ensure that our suppliers meet the standards enshrined in our Code of Conduct and QHSE policy and comply with applicable local laws and regulations. We expect all our business partners to observe the same high standards we follow internally, governing ethical behavior, legal compliance, health, safety, and environmental responsibilities.

This Sustainable Sourcing Policy is in line with the principles set forth in the UN Sustainable Development Goals and the worldsteel Sustainability Charter and complements our Code of Conduct, our Code of Conduct for Suppliers, our QHSE Policy, our Human Rights Policy, and other related internal policies and procedures.

All together, these policies create a robust framework for responsible supply chain management at Tenaris. We track the effectiveness of our policies through our supplier management processes and related actions and indicators, as described below.

For more detailed information on these policies, please refer to “Sustainability Statement - Sustainability in Tenaris - Policies and procedures”.

Preventing and remediating impacts

Suppliers management processes are defined with a risk-based approach, in which different areas of the company are involved depending on the aspects covered, either defining the requirements on suppliers, carrying out the corresponding assessments or conducting the applicable controls.

Our engagement approach with suppliers is embedded within our broader commitment to QHSE management systems. We recognize the importance of implementing our policies throughout our entire supply chain, from suppliers to end-users.

Engagement with suppliers is carried out together with Exiros, our procurement company. Exiros is present in 19 countries, offers a vast range of services and integral solutions for industrial clients within the Techint Group, and is jointly owned by Tenaris and its affiliate, Ternium.

Exiros’s activities extend across the entire supply chain, from sourcing, hiring, and management of suppliers, to inventory planning, logistics and import services. Leveraging on market knowledge and purchasing power, Exiros also supplies materials for different customers around the world through its trading company.

Exiros’s quality management system is certified under the ISO 9001 standard. In December 2025, Exiros had nearly 93,000 registered suppliers, of which over 16,700 were active during the year, with 9,900 supplying Tenaris.

Annual Report 2025

Supplier registration

Every new supplier willing to engage in a commercial relationship with Tenaris must go through a registration process, which guarantees that our suppliers commit to the standards outlined in our Code of Conduct for Suppliers and comply with applicable laws and regulations. The requirements are defined by Tenaris’s Business Conduct Compliance Officer (“BCCO”) and Compliance area, while the background check is carried out by Exiros. Following a risk-based approach, each supplier is categorized according to its associated risk. A general set of affidavits and controls regarding human rights and origin or relation with restricted persons or countries is coupled with particular requirements according to the category of materials or services to provide. Also, during the process, a background check is performed with a screening tool to detect undisclosed red flags.

Due diligence process for high-risk suppliers

The due diligence process, part of Tenaris’ Business Conduct Compliance Program, consists of an integrity risk assessment of a third party, applicable to suppliers that will represent or act on behalf of Tenaris before any governmental entity, including customs agents, permitting assistants, law firms, advisors, or commercial agents that may be susceptible to corruption risks. The due diligence is regulated by specific internal procedures, which require additional assessment, controls, training, and express commitments, and it is performed at a defined frequency based on the entailed risk.

BCCO continuous monitoring

Tenaris has strengthened its controls by expanding training programs, conducting more thorough screenings, standardizing critical service contracts, and including ethics clauses in agreements with third parties. For more information on our Business Conduct Compliance Program and how relationships with third parties are managed, please refer to “Sustainability Statement - Governance-Business Conduct - Business Conduct Compliance Program”.

Conflict minerals campaign

Every year, Tenaris, in good faith, conducts a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain conflict minerals originating in the Democratic Republic of the Congo or the adjoining countries subject to modern slavery risks. This process helps us make informed decisions regarding the purchase of products from our direct suppliers containing conflict minerals. Only a negligible portion of Tenaris products may contain conflict minerals, particularly from specific ferroalloys or semi-finished products of certain steel grades. Every year, Tenaris files the Conflict Minerals Form with the SEC.

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

We are committed to working with our suppliers to improve sustainable business practices, assisting them in identifying risks and opportunities, providing training, sharing knowledge, and raising awareness, and, in general, working together to improve the sustainability of our supply chain and our business.

By deepening our approach to value-chain management, we are also extending existing policies implemented by our procurement company Exiros, with a sharper focus on environmental performance.

Annual Report 2025

GHG Emissions - Scope 3 campaign

In 2022 we started a CO2 emissions campaign with our suppliers, with the objective of assessing suppliers’ real emissions factors, which are then considered in Tenaris’s own emissions accounting. Following worldsteel methodology and international standards, nearly 100 suppliers from relevant raw materials categories were assessed in 2025, including iron ore pellets, pig iron, ferroalloys and lime suppliers, among others.

Sustainability assessment - Open-es platform onboarding

With the aim of increasing our knowledge of the value chain status regarding sustainability and fostering the development of sustainable practices within suppliers, we invited an initial group of approximately 40 suppliers to provide feedback, of which 27 have completed their assessment on the Open-es platform or provided a similar sustainability assessment.

Conflict minerals campaign

To manage our impacts, risks and opportunities related to workers in conflict minerals areas, we conduct an annual Conflict Minerals control campaign led by our compliance department. This campaign targets suppliers who provide raw materials or semi-finished steel products potentially containing conflict minerals, such as ferrotungsten and steel bars. Suppliers are required to answer questions regarding the presence of conflict minerals in the materials they supply to Tenaris and detail the origin of these raw materials.

In 2024, we identified and surveyed 42 potential Conflict Minerals suppliers, all of whom (100%) confirmed that none of the products supplied to Tenaris, including raw materials, contain conflict minerals originating from any of the covered countries. The 2025 campaign is in progress, with more than 40 suppliers contacted.

Quality management

We have an annual audit plan to assess suppliers’ quality management systems, focused on our critical suppliers, regarding the quality of services and materials provided, and how such inputs impact the quality of Tenaris's final products. During 2025, we have audited 257 suppliers.

Health, Safety and Environmental management

Suppliers performing high HSE risk activities inside Tenaris´s mills are required to have implemented an HSE management system based on international standards. As of the date of this report, we have audited and certified 97% of our high-HSE risk active service suppliers.

ProPymes Program

Launched in Argentina, in 2002, the ProPymes Program supports small and medium-sized enterprises (“SMEs”) that are part of the value chain of Tenaris and its sister companies Ternium, Tecpetrol and Techint Engineering & Construction. The program seeks to build an integrated industrial ecosystem by supporting the growth, innovation and international development of participating companies, reflecting the understanding that a competitive and sustainable industrial base is essential to transform natural resources into productive capabilities and value‑added production, generating quality employment and long‑term value for local communities.

Today, the program based in Argentina works with 1,206 firms, strengthening their capabilities through technical assistance, training and access to financing. Since its inception, ProPymes has trained 64,870 employees, delivering in 2025 over 106 thousand training hours across all organizational levels, and has provided nearly $99 million in credit support. Assistance has focused on investment planning and development, improving cost structures and strengthening productivity-key factors for maintaining competitiveness and adapting to changing global conditions. Participating firms have exported goods and services worth approximately $283 million cumulatively to other Group companies.

Annual Report 2025

The 24th ProPymes Seminar, held in December 2025, brought together 873 representatives from SMEs and industry voices, reaching a record level of both in‑person attendance and digital reach. The seminar addressed the challenge of building an integrated development model and featured panels focused on the global economic context, industrial competitiveness and, value chain integration, highlighting the importance of a strong local industrial base to support innovation, technical education and workforce development as pillars of sustainable industrial growth.

ProPymes also replicates the Group’s community education program Technical Gene, which promotes closer links between industry, technical education and local communities. With the support of ProPymes, participating SMEs implement their own local education initiatives, which in 2025 helped technical schools train 420 young people in workplace skills and sponsored over 600 paid internships, providing hands-on, on-the-job training in 2025. These initiatives reflect the understanding that industry and education are deeply interconnected, as the formation of future technical talent, continuous learning and the preservation of skills and knowledge are vital to long-lasting industrial development.

Payment practices

Tenaris´s business model relies on an extensive network of suppliers, in markets with significant regional and country differences. We do not categorize suppliers and therefore, do not have different payment terms by category. Payment terms vary mainly by country as well as from supplier to supplier.

In 2025, the average number of days to pay invoices across all accounts payable was 36 days. The percentage of payments made in line with their payment terms was 88%. Tenaris has no ongoing legal proceedings for late payment.

Annual Report 2025
Governance - Business Conduct

Commitment

To build a corporate culture of transparency and integrity based on ethical behavior and compliance with the law.

Objectives

  To develop and oversee Tenaris’s strategy and risk management, taking into account financial, social, environmental, compliance and ethical considerations to ensure our long-term sustainability.

Policies and Procedures

We have implemented policies and procedures to manage and address impacts, risks, and opportunities for our employees related to ethics and compliance, health and safety, working conditions, and human rights. For a summary of our main policies and procedures, please see “Sustainability Statement - Sustainability in Tenaris - Policies and Procedures”.

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

The Code of Conduct was initially approved by the Company’s board of directors in 2003. It has been reviewed regularly, with revisions approved by the Company’s board of directors. The most recent edition was released in 2024. The Code of Conduct is accessible to the public on our website and on Tenaris’s intranet and is available in the local languages of many locations where Tenaris operates. The Code of Conduct applies to all Company personnel and extends to any entities under the Company’s control and any third-party representatives.

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

Annual Report 2025

Accounting Provisions

The Company has adopted specific policies and procedures to ensure compliance with the accounting provisions of relevant anti-corruption law, and the accuracy of its books and records. For example, the Financial Controls and Accounting Policy, most recently reviewed in 2024, aims to minimize the risk of inaccuracies in accounting entries due to error or fraud, bribery, or corruption. The Company’s Books and Records Assurance Procedure outlines strict rules and guidelines for the accurate and timely recording of all transactions. Additionally, the Document Retention Policy adheres to best practices and international laws on the maintenance of records and historical archives for legal, commercial, and compliance purposes. Furthermore, the Code of Ethics for Senior Financial Officers, which applies to the principal executive, financial, and accounting officers, as well as controllers and similar roles, aims to prevent misconduct and ensure these officers uphold personal and professional integrity, comply with the law, and follow the Company's Code of Conduct and other policies. The Company has also adopted a Conflict of Interest and Non-Competition Policy to address risks associated with the Company’s business interactions with others; this policy was last updated in 2022.

Compliance Culture

Tenaris recognizes that extensive training and dissemination are essential for successfully fostering a culture of compliance. Consequently, Tenaris has developed a comprehensive training program for all employees. The training comprises a blend of in-person and online sessions, including live webinars on business ethics, and business conduct policies and procedures. To enhance effectiveness and retention of information, the training has transitioned from traditional classroom settings to workshops that integrate theory and practice. These workshops include case studies, guest professors and speakers, quizzes, surveys, and interactive activities. Additionally, the training incorporates videos with practical scenarios.

Training is based on employees' functional roles, position risk assessments, and their exposure to customers or governmental entities. Additionally, the Company conducts onboarding meetings for newly promoted senior employees, focusing on those who will interact with customers or government entities in high-risk countries.

Regarding compliance dissemination, the Company has implemented a multidisciplinary approach to its compliance communications strategy, fostering a comprehensive, Company-wide culture of compliance. The compliance function employs various communication channels to reinforce and complement training efforts, thereby ensuring continuous employee engagement and awareness of best practices. For example, the Company uses newsletters, brochures, fictional case studies, targeted emails, billboards in office locations and manufacturing sites, flyers, reminders and specific campaigns focused on policies and procedures, internal controls, and red flags awareness. These approaches, communicated to both employees and management underscore the significance of compliance and provide practical examples of potential compliance issues.

Compliance culture is consistently emphasized in leadership communications and interactions with the compliance function, with senior management actively requesting advice and participating in town halls, management meetings, and training sessions.

Additionally, the Company regularly uses diverse communication channels to distribute policy updates, raise awareness of controls, refresh business conduct compliance expectations, and communicate activities and lessons learned during visits to Tenaris’s facilities or commercial offices.

Business Conduct Compliance Program

Tenaris adhered to the United Nations Global Compact initiative, which promotes corporate sustainability by formalizing its commitment to operate under the human rights, labor, environmental and anti-corruption principles outlined by the Global Compact. Tenaris’s Business Conduct Compliance Program is aligned with anti-bribery and anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

Annual Report 2025

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
  Communication and Training: The Company consistently communicates its policies and procedures to personnel. It ensures they are kept up to date with compliance news, reminders, and training sessions, fostering a clear understanding of the Company's ethical standards and compliance culture, which employees are required to adhere to. During 2025, the Company issued more than 40 compliance communication pieces relevant to business conduct. Regarding business conduct compliance training, during 2025 the Company conducted 79 in-person or live training sessions for 1,801 employees in 23 countries where Tenaris operates, participated. In addition, 1,005 employees completed customized e-learnings on the Policy on Business Conduct. Additionally, third parties with higher exposure are mandated to complete specialized compliance training. These training sessions emphasize business and ethics commitments, reinforced by the Company's messaging on expected behavior, obligations, responsibilities, and consequences of non-compliance. During 2025, the Company provided on-line training to 494 non-Tenaris employees of 150 third parties.
  Risk Assessment: The risk assessment on business conduct involves regularly evaluating geographical locations, functions, business activities, and interactions or transactions with specific third parties that may expose the Company to higher bribery and corruption risks.
  Third Party Risk Management: The Company assesses third parties to identify potential integrity risks they may pose on Tenaris. The Company has implemented a risk-based due diligence process, which includes compliance commitments (including adherence to legal and regulatory standards), screenings, and standard clauses. During 2025, the Company completed 188 enhanced due diligence on higher-exposed third parties.
  Guidance and Advice: The office of the Business Conduct Compliance Officer (“BCCO”) regularly provides employees with guidance and advice on anti-corruption and anti-bribery compliance, supporting them in their daily activities and decision-making processes. During 2025, the compliance function responded to 991 requests for compliance advice.
  Compliance Monitoring: The Company regularly reviews key processes, including due diligence, screenings, business justifications, payment rationality, red flag resolution, completion of mitigation measures, and supporting documentation provided by functions that sponsor a transaction or the engagement of a third party. The objective is to ensure high-quality integrity assessments, preventing transactions or business relationships with third parties who may deviate from standards, have negative historical records, or lack necessary credentials for their assigned tasks. During 2025, the Compliance function conducted 891 monitoring activities, 414 concerning high-risk countries; none dealt with critical or material concerns. The Compliance function communicated its observations and proposed remediation measures for management to implement, and reported indicators, including red flags and mitigations, to the audit committee of the board of directors.
  Reporting: The BCCO reports regularly to the audit committee of the board of directors and the CEO on risks, remediation efforts, program indicators, and regulatory trends. The BCCO can also escalate critical issues requiring top-level action or investigation.
  Key Business Conduct Enhancements: During the years of the Business Conduct Compliance Program, the Company has developed several responses and process improvements, including updates to the Code of Conduct, the Policy on Business Conduct and the Policy on Conflict of Interest for Employees; incorporating the Key Principles of the Policy on Business Conduct for Third Parties; and the Compliance Line platform; coordinating in-person and online compliance re-training for employees and intermediaries; regularizing compliance measures on suppliers with a risk-based approach; standardizing background checks methodologies, business ethics clauses and certain types of contracts; certifying compliance and developing the “BCCO Office Responds Platform” for compliance guidance and advice to employees, among others.
166

Annual Report 2025

Business Conduct Risk Management
Tenaris recognizes that maintaining appropriate internal controls requires the identifying structural and incident-specific gaps through rigorous testing and analysis. The principal mechanism for evaluating bribery and corruption risks is the Company’s Business Conduct Risk Assessment.

Certain functions may be more susceptible to risks than others. Examples include employees who frequently interact with customers, government bodies, or state-owned companies; those who manage relationships with third parties; those working in countries or regions identified as high-risk for corruption; and those involved in business development, new projects, entry into new markets, appointing representatives or business associates in high-risk areas, and mergers and acquisitions.

The Risk Assessment identifies geographic locations, areas and activities that expose the Company to potential bribery and corruption risks. It analyzes and assesses those risks, and evaluates the suitability and effectiveness of the Company’s current controls considering those risks. In addition, the Company’s compliance function analyzes each job function’s exposure to risks by considering several factors, including the employee’s level within the Company and scope of responsibilities. Based on the Risk Assessment, the compliance function designs, develops and implements appropriate risk-based controls and monitoring activities to mitigate identified risks, and tailors the priorities of the Company’s Compliance function. In particular, the Risk Assessment defines and informs the Compliance Officer’s agenda for business conduct monitoring plans, training plans, communications and certification campaigns, process improvements and plans for future reviews and updates to the Company’s policies and procedures.

The risk assessments on bribery and corruption are performed regularly, but certain events may also trigger a specific assessment that occurs sooner than the next scheduled risk assessment. For example, new projects, entry into new markets, new representatives in high-risk markets, substantial reorganizations, changes in management and staffing, new regulations or changes to existing ones, and mergers and acquisitions can all give rise to an immediate review of the relevant Company compliance policies and activities to address such events.

Monitoring, Investigations, Audit Reviews and Compliance Assurance

The Business Conduct Compliance Office conducts various forms of business conduct compliance monitoring, including due diligence control on third parties and transactions, enhanced background checks, identifying and assessing potential red flags, and addressing red flags that may require an investigation by the Internal Audit Department, supported by the Legal Department or external advisors.

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

The Internal Audit Department executes audits and follow-up reviews specifically related to compliance with the Policy on Business Conduct and related procedures. These reviews are carried out in accordance with an annual audit plan. The methodology applied to define the annual audit plan is aligned with the international standards of the profession and best practices, which include periodic reviews to ensure an adequate focus on emerging risks, changes in business strategies/processes, and/or acquisitions that may occur. The audit committee approves the annual audit plan and receives quarterly updates on its execution.

The Internal Control Compliance area coordinates and verifies the Company’s activities within an adequate internal control framework, ensuring compliance with internal and external audit requirements, and implementing improvements or remediating deviations. In addition, the Internal Control Compliance area is responsible for monitoring internal control risk situations, ensuring compliance with standards, and updating and disseminating the applicable control framework. It ensures continuous monitoring of internal control risk situations through the verification of compliance with internal and external audits. The area also conducts annual Sarbanes-Oxley tests on behalf of management to support the required certifications.

Annual Report 2025

Disciplinary Measures

The Company takes violations of its policies and procedures seriously. Failure to comply with the Code of Conduct or the Policy on Business Conduct will be grounds for disciplinary actions.

Upon identifying that the Policy on Business Conduct has been violated, the BCCO is alerted. The Internal Audit Department evaluates the scope and specifics of the violation and provides recommendations for corrective measures. The BCCO shall determine the appropriate disciplinary measures to be taken, if any, considering the nature and seriousness of the violation, in consultation with the Human Resources and Legal departments, and the supervisor(s) of any involved employee(s). After the BCCO determines and approves the appropriate disciplinary measures, the regional manager for the affected region collaborates with the BCCO to ensure that such disciplinary measures are implemented.

Compliance Line

The Compliance Line is a multi-faceted reporting system that allows employees and third parties (including customers, suppliers, community members, and other interested parties) to make reports by telephone (through a toll-free telephone line available in most countries where Tenaris operates), electronically (through a web page (https://www.bkms-system.com/Tenaris), QR code, mobile device, email (auditoria_responde@tenaris.com or audit_inquiries@tenaris.com), or through direct communication with the Company’s audit function.

This confidential and anonymous communication channel is available 24/7/365 to report any actual or suspected violations of the Code of Conduct, other policies or applicable laws, as well as any other improper activities.

Reporting options are available in eleven different languages, ensuring accessibility for a diverse user base, and the system is designed to be intuitive and user-friendly. This system integrates advanced technology to enable the Company to receive and manage complaints in line with current best practices and regulatory requirements.

Shareholders, investors and other interested parties have also an exclusive channel called the “Shareholder's Compliance Line” to communicate their concerns related to financial statements or internal control over financial reporting. It is a web-based form (https://ir.tenaris.com/corporate-governance/shareholder-compliance-line) that, once submitted, is sent directly to the members of the Company’s audit committee and the Chief Audit Executive.

The Compliance Line is managed by the Internal Audit Department under the direct supervision of the audit committee. All reports received through the Compliance Line system are confidential, and access to these reports is highly restricted to ensure that such information is appropriately protected and to reduce the risk of retaliation against reporting individuals.

All reports are received, processed, administered and investigated by the Internal Audit Department, which may request assistance from other departments or areas as necessary. All reports are handled to ensure objective, independent, unbiased, and fair treatment of individuals and of any information received, collected or processed during investigations. Upon completion of the investigation, appropriate action plans are implemented, if applicable. Remedial measures may include disciplinary actions for employees, improvements to processes and internal controls, termination of business relationships, financial claims, impacts on supplier evaluations, legal actions, or other corrective measures, as applicable.

Communication Campaign and Training

Tenaris maintains a permanent communication campaign to promote awareness of its Compliance Line, ensuring broad and continuous visibility across the organization. Communication channels include articles and digital banners on TenarisToday (intranet), mill newspaper publications, messages distributed via WhatsApp and the HR App, emails, social media posts, screen savers, posters, roll up banners, tent cards, signage, and videos displayed on screens throughout offices and operational facilities.

To reinforce a culture of integrity and ethical behavior, the Internal Audit Department delivers training activities focused on business ethics and compliance. These initiatives are designed to ensure that employees understand and adhere to the Company’s Code of Conduct. Both in-person and online training sessions are provided, each including a dedicated module on the Compliance Line. Training content addresses key topics related to integrity and transparency policies, internal controls, and fraud prevention, and enables employees to identify violations to the Code of Conduct and the different channels available to report them through the Compliance Line.

The Compliance Line is publicly available on Tenaris website, reinforcing transparency and accessibility for internal and external stakeholders. In addition, third parties engaged in operations with the Company are reminded of these reporting mechanisms through provisions included in Tenaris invoices and in the Standard Terms and Conditions for Suppliers, which encourage the reporting of any irregularity or potential violation to the Code of Conduct.

Annual Report 2025

Protection of Whistleblowers

The Company has adopted robust policies and procedures to protect whistleblowers and other reporting employees from any form of retaliation.

The Code of Conduct expressly prohibits retaliation against individuals who raise any issue, report any potential violation, or participate in an investigation, and it allows them to file anonymous reports. However, the Company encourages whistleblowers to identify themselves or provide contact information, considering that the ability to interact with whistleblowers increases the effectiveness and efficiency of investigations.

Any measures adopted by the Company as a result of a complaint investigation ensure equitable and impartial treatment of the personnel and third parties involved. The Company does not tolerate any harassment, discrimination, punitive actions, or retaliation against individuals who seek advice, raise concerns, report a breach or suspected breach, or report potential violations in good faith. Any complaint regarding punitive or retaliatory actions is promptly investigated by the Internal Audit Department, and appropriate remedial and/or disciplinary measures are taken if the investigation verifies any alleged retaliation or punitive action.

Feedback to the Complainant

The Internal Audit Department acknowledges receipt of all reports received through the Compliance Line and provides feedback on each report to the relevant reporting person within a reasonable time, in accordance with the provisions contemplated in applicable laws and regulations in each jurisdiction.

Notwithstanding the above, Tenaris is not required to disclose details pertaining to specific individuals or any information that may compromise an investigation. The scope and content of the feedback is defined on a case-by-case basis.

Effectiveness of the Channel

In 2025, the number of reports to the Compliance Line remained in line with the average of the last three years, reaffirming continued confidence in the Compliance Line. Further evidence of the effectiveness of the channel is the substantiation rate, which has consistently been around 50% in recent years.

Human Rights

Tenaris is committed to conducting all its operations in a manner consistent with human rights principles, ensuring respect for the fundamental rights and dignity of every individual. Tenaris's Human Rights Policy, adopted in 2009 and updated in 2022, reflects the Company's unwavering commitment to aligning its operations with the Universal Declaration of Human Rights, the principles articulated in the International Labour Organization's Declaration of Fundamental Principles and Rights at Work, and the United Nations Global Compact. These principles include an unwavering respect for human freedom and dignity, the prohibition of child labor, forced labor and discriminatory behavior, and the recognition of the rights to freedom of association and collective bargaining.

Tenaris is subject to, and committed to compliance with, applicable human rights, forced and child labor, and modern slavery regulations, including the UK Modern Slavery Act 2015, the Dutch Child Labour Due Diligence Law, the Norwegian Transparency Act, and the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act. Every year, the board of directors approves the Company's Annual Statement on Human Rights and Modern Slavery, which describes how the Company monitors itself and its suppliers.

Tenaris promotes a healthy and respectful workplace environment, with utmost respect for all laws governing human and labor rights, and supports the elimination of all forms of discrimination and, illegal, forced, or compulsory labor, slavery, or servitude, in particular child labor. The Company's Code of Conduct, with its most recent edition released in 2024, contains a specific chapter called “Workplace Environment” that reinforces these standards and describes the obligations of employees and third parties. Tenaris's suppliers and contractors are expected to comply with these principles.

Furthermore, the Company adopted a Sustainable Sourcing Policy, which is intended to foster closer dialogue with suppliers and improve their awareness of sustainability concepts so that they can accompany Tenaris in meeting the standards required in its operations, providing support and guidance as needed. All third parties are required to meet internal standards governing ethical behavior, legal compliance, and health, safety and environmental responsibilities, maintaining a work environment that is respectful of the fundamental rights and dignity of people free of violence, harassment, abusive treatment, or exploitation.

Annual Report 2025

Our Sustainable Sourcing Policy is in line with the principles set forth in the UN Sustainable Development Goals and the worldsteel Sustainability Charter and complements our Code of Conduct, our Code of Conduct for Suppliers, our QHSE Policy, our Human Rights Policy and other related internal policies and procedures.

Altogether, the Code of Conduct and all these policies create a robust framework for human rights’ regulations compliance, modern slavery and child labor preventive activities, and responsible supply chain management at Tenaris, which is structured on the following commitments:

  Respect for human freedom and dignity: Tenaris prohibits child labor, forced or compulsory labor, slavery, servitude, cruel, inhuman, or degrading treatment, and discrimination.
  Broad scope: The policies and procedures apply to Tenaris, its directors, officers, employees, and joint ventures controlled by Tenaris, and their directors, officers, or employees. They also apply to Tenaris’s providers, suppliers, and third-party collaborators, ensuring appropriate controls over Tenaris’s supply chain.
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

In order to ensure compliance with applicable human rights, labor, and modern slavery laws and regulations within its own operations, Tenaris has established a consistent internal monitoring mechanism through its Human Resources Department. On an annual basis, the Human Resources Department conducts a comprehensive internal survey process involving all regional Human Resources Senior Directors to assess specific human resources practices across the organization.

Through this certification process, each Human Resources Director is required to assess and certify the Company's compliance with key matters that are typically of concern from a human rights and modern slavery perspective, including, without limitation: (i) adherence to minimum age requirements for employment; (ii) the treatment and use of migrant workers; (iii) the payment of recruitment fees; and (iv) respect for employees' right to voluntarily terminate their employment.

The findings, certification process, and conclusions of this internal review are submitted to and shared with the board of directors and are further reflected in the Company's Annual Statement on Human Rights and Modern Slavery, thereby ensuring appropriate governance oversight of the Company's internal compliance practices.

Although we seek to find business partners and suppliers with common understanding of our core values and make efforts to engage with reputable entities, given the breadth of our operations worldwide and the variety of products and services we require, we cannot fully eliminate the potential for breaches of applicable laws or disregard for our established practices.

To tackle human rights infringements, forced and child labor and modern slavery, we have implemented due diligence measures across third party suppliers, without distinction as to their size or activity, aimed at reviewing human rights and modern slavery compliance on a general basis. This general and expansive approach allowed us to obtain general information on its supply chain and set minimum standards for suppliers in different tiers.

Our Due Diligence and Onboarding Processes for Suppliers

Suppliers' management processes are defined with a risk-based approach, with different company areas involved depending on the aspects covered. Engagement with suppliers is carried out together with Exiros, Tenaris's procurement company, which offers services across the entire supply chain, from sourcing and hiring of suppliers to inventory planning, logistics, and import services.

Every new supplier must go through a registration process that guarantees commitment to our Code of Conduct for Suppliers and compliance with applicable laws. Requirements are defined by Tenaris's Business Conduct Compliance Officer and the Compliance area, with background checks carried out by Exiros using a risk-based approach.

Tenaris performs background checks of suppliers aimed at detecting undisclosed red flags prior to including them in the Suppliers Masterfile. Review of background information is part of the usual onboarding process. Within the framework of risk assessment, Tenaris has: (i) adopted a due diligence review to verify that new suppliers comply with essential human rights regulations; (ii) included in general terms and conditions a commitment by third-party contractors to comply with applicable laws on human rights; and (iii) implemented a Code of Conduct for Suppliers based on United Nations recommendations.

Annual Report 2025

Employee Training on Forced and Child Labor, Modern Slavery and Human Rights

Tenaris has in place comprehensive training course covering the most relevant laws and regulations impacting operations and the risks when dealing with suppliers and third parties. Training sessions are adapted based on the selected audience and focus on: (i) raising awareness within procurement areas on due diligence; (ii) educating on applicable standards, laws, and regulations; (iii) providing perspective on risks if policies are not complied with; and (iv) underlining the strategic role of the Human Resources Department.

The training campaign includes targeted sessions for the Human Resources Department and the procurement function. E-learning courses on modern slavery and human rights were deployed through a dedicated platform and made available to buyers within procurement areas.

Review, Control and Remediation Activities

The Internal Audit Department periodically conducts specific reviews on human rights, modern slavery and child labor practices. These reviews, together with any matters identified by the Human Resources Department, allow Tenaris to ascertain areas for improvement, for which Internal Audit Department and, as applicable, the Human Resources Department can propose specific courses of action.

Although Tenaris has not encountered any instances of forced labor or child labor, the Company conducts regular reviews of its internal practices and audit procedures to identify opportunities for enhancement and to strengthen controls.

Moving forward, Tenaris is committed to continuing its preventive efforts by refining operational practices, bolstering existing controls and procedures, and maintaining rigorous supply chain oversight to ensure effective compliance with the principles set forth in its Human Rights Policy.

Annexes
Annex I: Sustainability Statement Accounting Policies

The principal accounting policies applied in the preparation of this sustainability statement are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

While the Company is not yet subject to CSRD reporting requirements, this sustainability statement has been prepared with reference to the ESRS published in July 2023 as a framework, as issued by the EFRAG. This report also takes into account the reporting standards established by the Sustainability Accounting Standards Board ("SASB"), the GHG Protocol and worldsteel, and the goals of the UN Global Compact.

The information has been prepared on a consolidated basis, including data from the entire global operations. This scope covers all subsidiaries and associated companies where Tenaris has operational control, unless stated otherwise in this statement. It encompasses all operational regions, reflecting the company's global presence and its varied impact across different geographical locations. It incorporates data from the consolidated financial statements and operational metrics from all relevant business units. The scope of this sustainability statement is the same as the one for our financial statements, except for those production sites that were not considered material due to their low level of operation during the year, or any other case explicitly described in this statement. For the definition of topics to be reported please see our Double Materiality Assessment chapter in this annual report.

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

Annual Report 2025

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

Environment

The scope of environment accounting includes all Tenaris steel and tubular production sites where Tenaris has operational control. This include the production of tubular products included in our Tubes segment in addition to the production of sucker rods, coiled tubing and tubes used for plumbing and construction operations which are included in our Others segment. According to our internal procedures, a site’s environmental data may be excluded if its production level is under 10,000 tons of pipes in the reporting year. A site’s emissions may also be excluded if it is not operative for at least nine months of the reporting year. Coating operation sites are always included, no matter their level of production. Our oilfield services business unit is included but in general separated on the data points unless otherwise stated.

GHG Emissions

To calculate or measure our GHG emissions, we employ the following methodologies, significant assumptions, and emissions factors:

Methodologies:

  Methodology used: GHG Protocol is the preferred methodology for the calculation; also, Tenaris considers worldsteel CO2 methodology for the steel sector.
  Oilfield services emissions are separated from tubular production related emissions, and in general are not included unless otherwise stated, because they are not related businesses.
  Distance-based Method: This method calculates emissions based on the distance traveled by transportation modes (truck, train, vessels, etc.).
  Transport emissions upstream, downstream and intermill, are calculated considering outbound and inbound flows, without differentiation of contract conditions agreed with customers or suppliers.

Major Sources of Emissions:

  Electricity consumption related to EAF for steel production and pipe rolling for seamless production (Scope 2).
  Natural gas use for power generation, direct reduction plant and furnaces for pipe rolling and heat treatment (Scope 1).
  Raw materials for steel production and steel sourced externally (Scope 3).
  For oilfield services, the major source of emissions is the fuel used to power equipment (Scope 1).

Emissions Factors:

  Emissions factors are selected following the GHG Protocol guidelines. They may come directly from suppliers of energy and materials, or trusted databases or worldsteel methodology.
  Emission factors for transportation fuel consumption are from the Global Logistics Emissions Council (“GLEC”) Framework.

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
172

Annual Report 2025

CO2 equivalent emissions intensity

The intensity figure is expressed as tons of CO2-equivalent per ton of processed steel, which includes both internally produced steel and acquired steel that is processed at our sites. Intensity calculation does not include oilfield services emissions, which are reported on a gross basis separately.

Scope 2 emissions are calculated using both, the market-based approach and the location-based approach.

Methodology use for CO2-eq calculation

We use the GHG protocol to report our emissions and we also consider the worldsteel methodology.

Our emissions reporting applies to all tubular production sites, including sites with integrated steelmaking facilities, rolling mills and finishing facilities for both seamless and welded pipes.

The base year taken is 2018. Scopes 1, 2 and 3 reporting follows the GHG protocol definitions, and may consider worldsteel methodology. As Scope 3 reporting is voluntary, relevant categories will be added and may change over time, increasing the number of categories included.

Changes in outputs from different sites owned by Tenaris and included in its operational control boundary do not entail a need to modify calculations over time and are not included in the base year, unless particularly specified.

Emission factors are selected in accordance with the guidelines of GHG Protocol Standard, in order of priority: supplier-specific, local emission factors, regional emission factors, and emission factors published by a recognized international entity (for example, worldsteel, the IPCC or IEA, Life Cycle Inventories data).

The Scope 2 market-based approach takes into account the emissions factor of electricity with contracts, the method selected by Tenaris to calculate its emissions and intensity. There are countries where residual mix information is available and reliable for unclaimed electricity. In this case, the emissions factor will be applied to grid purchased electricity.

Intensity is expressed as ton CO2-eq/ton processed steel, which includes steel cast and produced internally at Tenaris sites and the acquisition of steel bars, coils, plates and pipes that are processed at any of our sites to produce seamless and welded pipes. Intensity refers to Scope 1 emissions, Scope 2 using the market-based approach, and Scope 3 for raw materials, taking into account the boundaries and exclusion criteria given above, and for intermill transportation of intermediate products.

Sold electricity-related emissions from internal power plants are not included in intensity calculations, and are reported separately.

Scope 3 emissions

Most of our seamless steel pipe products are manufactured in integrated steelmaking operations using the electric arc furnace route, where principal raw materials are steel scrap, DRI, pig iron, and ferroalloys. We complement our steel needs by purchasing steel bars from third parties. Our welded steel pipe products are processed from purchased steel coils.

We report Scope 3 emissions related to the purchase of raw materials for the steelmaking process, and steel bars, coils, plates and pipes purchased from external suppliers used at our tubular production and processing facilities. Based on the results of our life cycle analysis and our certified Environmental Product Declaration, we conclude that raw materials and steel bars and coils are the most relevant source of Scope 3 emissions. Our certified Environmental Product Declaration is available at: www.tenaris.com/en/sustainability/environment. Information contained in or otherwise accessible through our Internet website is not a part of this annual report.

We use supplier-specific emission factors whenever possible. Tenaris reviews information about its suppliers when provided and applies internal criteria to define applicability. As confidence in data increases over time, when emission factors are found to be more accurate, they are applied from that moment on but not always applied to past years, as there is no certainty about their applicability with the same values. For those inputs where values are not expected to change over time, these may be applied to previous years. If supplier-based data is unavailable other sources are used e.g., worldsteel, IEA, etc.

Since 2022, we have been reporting other Scope 3 categories such as upstream emissions from fuels used and emissions from the transport of intermediate and final products. In February 2025 among other changes described above, we have restated our Scope 3 emissions intensity by adding intermill transportation of unfinished products.

Annual Report 2025

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

During 2025 there has not been any restatement of the baseline performed.

Energy

Renewable electricity accounts for the self-generation of renewable electricity, electricity obtained through renewable power purchase agreements (“PPA”) that may include renewable energy certificates (“RECs”) or Guarantees of Origin (“GOs”), local supplier programs, or other green power products that include certified renewable electricity. Energy consumption does not include oilfield services unless otherwise stated.

Emissions from internal power generation with natural gas fired power plants sold to the grid are accounted for in Scope 1 on a gross basis but these emissions are excluded from the intensity calculation.

Air emissions

  Particular Matter (“PM”) emissions reported are those from our steel shop stacks which are measured using continuous monitoring system as well as flow on stacks and operating time. Equipment is calibrated routinely to ensure reliability. This indicator is reported as grams of particulate matter per ton of cast steel.
  NOx and SOx emissions are calculated for combustion processes of iron, steel and pipe making. They are based on the results of spot monitoring campaigns, or standard emission factors if actual data is not available, and calculated considering stack flow measurement or estimation and operating time for the related process. Heat treatment furnaces are included when they have processed more than 30,000 tons of pipes in the reporting year. The indicator is reported as kg NOx / kg SOx per ton of finished pipe. The denominator includes seamless and welded finished products regardless of the pollutant being present on each site included.
  VOC emissions are calculated for pipe varnishing processes, based on the consumption of varnish and solvent for the mentioned process, while content of VOC is considered according to the Safety Data Sheet (“SDS”) of the chemicals used. The indicator is reported as grams of VOC per ton of finished pipe. The denominator includes seamless and welded finished products regardless of the pollutant being present on each site included.
  Data is collected locally and reported routinely to the corporate area for KPI calculation.
174

Annual Report 2025

Water

Water data is compiled through a combination of direct measurements, sampling, and extrapolation depending on the site available information.

Water used is measured and/ or estimated by local sites, at pertinent points. Discharge water is measured or estimated and difference with water intake is used to calculate consumption.

Water recycled is measured or estimated based on internal water system operation equipment like pumps and operating time of the system.

Water withdrawal intensity is calculated vs Tubular production considering all producing sites (including steel shops).

For our oilfield services operations, water discharge is considered to be zero, as the treatment and destination of the water used is a decision taken by the operator of the well and not by us. Therefore, to take a conservative approach discharge is considered to be zero.

Waste

Waste data is collected locally weighted or estimated at the different sites or third parties. Waste is categorized according to its properties and characteristics. Destination depends on waste characteristics, local treatment or recycling infrastructure available.

Recycling content in our steel: Proportion of recycled material in our steel calculated according to the ISO 14021 standard. The formula used to calculate this indicator was updated in 2025 but remains comparable to previous years.

Material efficiency (sites with steel shops): The methodology is aligned with that of worldsteel. Sites covered are Dalmine, Koppel, Siderca, Silcotub and Tamsa.

Residues and co-products reuse or recycling. All sites include waste, coproducts generated and reused or recycled depending on the characteristics of the process that generate the residues.

Classification between hazardous and non-hazardous waste is according to local applicable requirements.

Human capital

Gender pay gap

The gender pay gap is the difference in average pay levels between female and male professional employees (excluding Tenaris´s top line senior management), expressed as a percentage of the average pay level of male professional employees. (Weighted average resulting from evaluating, by cluster and country, the ratio of women’s to men’s salaries).

Employee headcount

Employee figures are based on the Tenaris Active Headcount Database, with no full-time equivalent estimations. The data reflects the running rate as of the end of December each year.

Training hours

Training hours per professional employee: Total training hours corresponding to the professional employees are aggregated and divided by the rolling average headcount for the period, calculated as the sum of the monthly headcount for the year divided by 12.

Training hours per shop-floor employee: Total training hours corresponding to the shop floor employees are aggregated and divided by the rolling average headcount. The calculation may include or exclude on-the-job training, depending on the data requested. The rolling average headcount is calculated as the sum of the monthly headcount for the year divided by 12.

Training indicators do not include employees from our coating subsidiaries acquired at the end of 2023.

Annual Report 2025

Health and Safety

  Opportunity Ratio refers to improvement opportunities, which include learning opportunities and opportunities to improve working conditions, expressed per million hours worked. As from 2024 we have defined that S1 and S2 opportunities that are resolved immediately and do not require additional action are not reported to the system.
  Total Injury Frequency Rate: (First Aid injuries + injuries with lost days + injuries without lost days + fatalities) per million hours worked.
  Injury Frequency Rate: Number of accidents with and without lost days (excluding First Aid) per million hours worked.
  Lost Time Injury Frequency Rate: Number of accidents with lost days per million hours worked.
  Major Injury Frequency Rate (excluding fatalities): Number of major accidents (amputation, asphyxia, deep laceration, fracture -except finger fractures- second and/or third degree extended burns and severe contusion) per million hours worked.
  Near Miss Frequency Rate: Number of incidents per million hours worked.
  High Potential Events Frequency Rate (Severity 4): Number of events with potentially high consequences per million hours worked. Refers to events that can lead to lethal consequences/multiple hospitalization, permanent total disability, extensive property damage, or suspension of routine line operations.
  All indicators include own employees and contractors.
  In 2025 we included Shawcor operations in all our KPIs.

Community Relations

  Education investment: USD Million invested in educational programs during the year.
  Other community investment: USD Million invested in other community programs during the year.
  Total community investment: sum of education and other community investments.
  Roberto Rocca Technical School (students): number of students who attended the Roberto Rocca Technical School in Campana, Argentina, during the year.
  Roberto Rocca Technical Gene (students): number of students who attended the program during the year.
  Roberto Rocca Technical Gene contributes to the development of Industry 4.0 skills by offering industrial internships as well as training to students, and equipment and infrastructure to educational institutions.
  Roberto Rocca Technical Gene (teachers): number of teachers who attended the program during the year.
  Roberto Rocca After School Program: number of students who attended during the year.
  Roberto Rocca After School is a STEM program for children aged 6-15, aimed at fostering basic literacy and social-emotional skills.
  Roberto Rocca Education Program University & PhD: number of students who received scholarships during the year.
  Roberto Rocca Scholarship Program High-school: number of students who received scholarships during the year.
176

Annual Report 2025

Annex II: Sustainability performance indicators

		2025	2024	2023
Production
Cast steel (100% electric arc furnace)	Million tons	3.6	3.7	3.9
Seamless pipes	Million tons	3.1	3.2	3.2
Welded pipes	Million tons	0.8	0.8	1.0
Safety
Investments in health and safety	USD million	32	35	24
Million hours worked	Employees and contractors	72	73	72
	Employees	54	53	53
	Contractors	18	20	19
Employees who received medical check-ups	Thousand employees	18	18	21
Safe hours held	Hours	35,485	39,609	50,850
Preventive actions implemented	Thousand actions	43	56	90
Opportunities ratio	Ratio	0.6	1.5	2.6
Total Injury Frequency Rate	Employees and contractors	5.0	4.4	6.3
	Employees	5.4	4.3	6.8
	Contractors	3.9	4.6	5.0
Injury Frequency Rate	Employees and contractors	2.4	2.3	3.2
	Employees	2.8	2.4	3.5
	Contractors	1.4	1.9	2.3
Lost Time Injury Frequency Rate	Employees and contractors	1.1	0.8	1.2
	Employees	1.0	0.9	1.2
	Contractors	1.1	0.7	1.1
Major Injury Frequency Rate	Employees and contractors	0.42	0.19	0.52
	Employees	0.35	0.15	0.51
	Contractors	0.60	0.30	0.58
Fatalities as a result of work-related injury	Employees number	0	2	0
	Employees rate	0.0	0.04	0.0
	Contractors number	0	0	3
	Contractors rate	0.0	0.0	0.2
Near Miss Frequency Rate	Employees and contractors	11	12	13
	Employees	12	13	15
	Contractors	8	9	7
High Potential Events Frequency Rate (Severity 4)	Employees and contractors	2.6	2.7	3.0
	Employees	2.8	2.9	3.4
	Contractors	2.0	1.9	2.0
177

Annual Report 2025

		2025	2024	2023
Environment
Investments in environment and energy savings	USD million	239	207	191
Emissions
Greenhouse gas (GHG) emissions
GHG tubular operations emissions
Scope 1	CO2-eq million tons	1.9	2.0	2.1
Scope 2 - Market based	CO2-eq million tons	0.8	0.9	1.0
Scope 2 - Location based	CO2-eq million tons	1.0	1.1	1.1
Scope 1 + Scope 2 (Market based)	CO2-eq million tons	2.7	2.9	3.1
Scope 3 - Category 1 - Purchased goods and services	CO2-eq million tons	2.8	3.2	3.6
Scope 3 - Category 3 - Fuel and energy-related activities	CO2-eq million tons	0.4	0.4	0.4
Scope 3 - Category 4 - Upstream transportation and distribution	CO2-eq million tons	0.1	0.1	0.1
Scope 3 - Category 4 - Intermill transport of steel bars and green pipes	CO2-eq million tons	0.2	0.2	0.1
Scope 3 - Category 9 - Downstream transportation and distribution (not including intermill)	CO2-eq million tons	0.6	0.6	0.6
Total GHG emissions (Market based) (Scope 1, 2 & 3 all categories reported on the inventory)	CO2-eq million tons	6.9	7.4	7.9
Total GHG emissions (Location based) (Scope 1, Scope 2 & Scope 3 all categories reported on the inventory)	CO2-eq million tons	7.1	7.6	8.0
Intensity	tons CO2-eq/ton steel	1.24	1.31	1.33
Intensity vs. 2018%		-19	-15	-14
Recycled content in our steel	%	81	82	79
Scope 1 emissions from tubular operations covered under regulated emissions trading schemes or carbon tax regulations	%	85	87	87
Tubular operations GHG emissions (Market based) per net revenue	tons CO2eq/USD million	574	590	545
Tubular operations GHG emissions (Location based) per net revenue	tons CO2eq/USD million	595	605	551
GHG oilfield services emissions
Oilfield services Scope 1	CO2-eq ton	75,280	64,262	NA
Oilfield services Scope 2 (Market based)	CO2-eq ton	117	49	NA
Oilfield services Scope 2 (Location based)	CO2-eq ton	117	49	NA
Tubular operations and oilfield services
GHG emissions (Market based) per net revenue	tons CO2eq/USD million	597	590	545
GHG emissions (Location based) per net revenue	tons CO2eq/USD million	617	605	551
Air emissions
Particulate material emissions	g/ton casted steel	12	17	14
Nitrogen oxides emissions	Kg/ton pipe	0.6	0.8	0.7
Sulfur oxides emissions	Kg/ton pipe	0.1	0.15	NA
Volatile organic compound emissions from pipe varnishing	g/ton pipe	224	264	239
Energy management tubular operations
Total energy consumed	Terajoules (TJ)	38,992	39,335	40,123
-of which natural gas	TJ	24,861	25,112	25,772
-of which coal	TJ	1,568	1,709	1,828
-of which non-renewable electricity	TJ	8,295	9,111	10,378
-of which renewable electricity purchased from the grid	TJ	1,354	1,063	1,280
-of which renewable electricity self-generated	TJ	2,255	1,757	411
-of which nuclear sources	TJ	0	0	0
-of which other (e.g., diesel and gasoline)	TJ	659	582	455
Total energy consumed from fossil fuels	%	91	93	96
Total energy consumed from renewable sources	%	9	7	4

Annual Report 2025

		2025	2024	2023
Electricity consumption supplied from grid	%	68	71	80
Electricity generated and sold (non-renewable)	TJ	536	525	468
Electricity generated and sold (renewable)	TJ	0	0	0
Total electricity consumption	GWh	3,945	3,977	4,023
Consumption of renewable electricity (per TS market decision)	GWh	1,003	784	470
Self-generation of non-renewable electricity	GWh	787	802	801
Self-generation of renewable electricity	GWh	627	488	114
Share of renewables in total electricity consumption	%	25	20	12
Energy intensity	GJ/ton processed steel	8	8	8
Energy management oilfield services
Tubular operations energy consumption per net revenue	TJ/USD million	3.3	3.1	2.7
Oilfield services energy consumption	TJ	1,021	865	NA
Tubular operations and oilfield services energy consumption per net revenue	TJ/USD million	3.5	3.1	2.7
Water management
Water withdrawal tubular operations and oilfield services	Million m3	62.2	65.4	64.5
-of which surface	%	74	74	78
-of which subsurface	%	21	22	20
-of which network	%	5	4	3
Intensity of water withdrawal tubular operations	m3 water /ton pipe	15	15	16
Intensity of water withdrawal excluding Siderca	m3 water /ton pipe	5	4	4
Estimated Intensity water consumed tubular operations	m3 water /ton pipe	2	2	2
Water withdrawal from high or extremely high overall water risk	%	0.7	0.6	0.3
Estimated water consumption tubular operations and oilfield services	Million m3	12.6	11.8	8.6
Estimated water consumption in areas with high or extremely high-water stress tubular operations	Million m3	0.4	0.3	0.2
Estimated water consumption per net revenue	m3 per USD million	1,054	944	579
Water recycled	Million m3	602	NA	NA
Oilfield services water intake	Million m3	4.0	2.6	NA
Oilfield services water discharge	Million m3	0	0	NA
Oilfield services water consumption	Million m3	4.0	2.6	NA
Waste management
Co-Products and waste tubular operations and oilfield services
Material efficiency at sites w/steel process	%	99	98.8	98.2
Residue & co-products reused or recycled	ton	727,596	849,936	877,958
Residue & co-products reused or recycled (maximum recycling considered equal to generation)%		79.7	85.6	87.7
Waste disposal	ton	59,836	73,339	84,618
Waste and co-products disposal vs total generation	%	8.5	9.7	9.1
Total tons of wastes and co-products generated (scrap not included)	ton	912,556	958,773	928,168
Total hazardous wastes generated	ton	111,325	134,100	122,437
Total non-hazardous wastes generated	ton	801,452	824,672	805,731
Total amount of radioactive waste generated	ton	0	0	0
Total amount of waste sent to incineration	ton	660	813	2,458

Annual Report 2025

		2025	2024	2023
Human Capital
Employees at year end
Shop floor	N° of people	18,743	19,663	22,712
-of which male	N° of people	17,751	18,642	21,547
-of which female	N° of people	992	1,021	1,165
-of which male	%	95	95	95
-of which female	%	5	5	5
Professional	N° of people	6,132	6,211	6,422
-of which male	N° of people	4,270	4,336	4,499
-of which female	N° of people	1,862	1,875	1,923
-of which male	%	70	70	70
-of which female	%	30	30	30
Total employees (full-time)	N° of people	24,875	25,874	29,134
-of which male	N° of people	22,021	22,978	26,046
-of which female	N° of people	2,854	2,896	3,088
-of which male	%	89	89	89
-of which female	%	11	11	11
Trainees (part-time)	N° of people	587	590	754
-of which male	N° of people	334	312	413
-of which female	N° of people	253	278	341
-of which male	%	57	53	55
-of which female	%	43	47	45
Senior managers by gender
Total	N° of people	1,153	1,140	1,098
Male	N° of people	975	969	949
Female	N° of people	178	171	149
Male	%	85	85	86
Female	%	15	15	14
Age ranges
Employees up to 30	N° of people	5,198	5,816	7,480
-of which male	N° of people	4,256	4,776	6,318
-of which female	N° of people	942	1,040	1,162
-of which male	%	82	82	84
-of which female	%	18	18	16
Employees between 31 and 50	N° of people	14,826	15,317	16,788
-of which male	N° of people	13,293	13,815	15,225
-of which female	N° of people	1,533	1,502	1,563
-of which male	%	90	90	91
-of which female	%	10	10	9
Employees over 50	N° of people	4,851	4,741	4,866
-of which male	N° of people	4,472	4,387	4,503
-of which female	N° of people	379	354	363
-of which male	%	92	93	93
-of which female	%	8	7	7
Average age of workforce	Years	41	40	39

Annual Report 2025

		2025	2024	2023
Age ranges for professional employees
Professionals up to 30	N° of people	1,343	1,434	1,481
-of which male	N° of people	770	823	846
-of which female	N° of people	573	611	635
-of which male	%	57	57	57
-of which female	%	43	43	43
Professionals between 31 and 50	N° of people	3,604	3,644	3,814
-of which male	N° of people	2,579	2,626	2,768
-of which female	N° of people	1,025	1,018	1,046
-of which male	%	72	72	73
-of which female	%	28	28	27
Professionals over 50	N° of people	1,185	1,133	1,127
-of which male	N° of people	921	887	885
-of which female	N° of people	264	246	242
-of which male	%	78	78	79
-of which female	%	22	22	21
Age ranges for shop-floor employees
Shop floor up to 30	N° of people	3,855	4,382	5,999
-of which male	N° of people	3,486	3,953	5,472
-of which female	N° of people	369	429	527
-of which male	%	90	90	91
-of which female	%	10	10	9
Shop floor between 31 and 50	N° of people	11,222	11,673	12,974
-of which male	N° of people	10,714	11,189	12,457
-of which female	N° of people	508	484	517
-of which male	%	95	96	96
-of which female	%	5	4	4
Shop floor over 50	N° of people	3,666	3,608	3,739
-of which male	N° of people	3,551	3,500	3,618
-of which female	N° of people	115	108	121
-of which male	%	97	97	97
-of which female	%	3	3	3
Age ranges for senior managers
Senior managers up to 30	N° of people	7	8	4
Senior managers up to 30%		1	1	0
-of which male	N° of people	5	7	3
-of which female	N° of people	2	1	1
-of which male	%	71	88	75
-of which female	%	29	12	25
Senior managers between 31 and 50	N° of people	750	766	776

Annual Report 2025

		2025	2024	2023
Senior managers between 31 and 50%		65	67	71
-of which male	N° of people	619	638	656
-of which female	N° of people	131	128	120
-of which male	%	83	83	85
-of which female	%	17	17	15
Senior managers over 50	N° of people	396	366	318
Senior managers over 50%		34	32	29
-of which male	N° of people	351	324	290
-of which female	N° of people	45	42	28
-of which male	%	89	89	91
-of which female	%	11	11	9
People working in R&D	N° of people	263	258	269
Female to male actual total compensation (professional employees)%		96	95	96
Training
Training hours per professional employee	Hours	31	37	37
Training hours per shop-floor employee	Hours, including on-the-job training	70	85	105
Training hours per shop-floor employee	Hours, excluding on-the-job training	25	32	39
Hours of training	Million hours	1.5	1.9	2.4
Employees by Country
Mexico	N° of people	5,813	6,042	7,500
Argentina	N° of people	5,314	5,811	6,267
U.S.	N° of people	3,736	3,583	3,882
Italy	N° of people	2,102	2,140	2,187
Romania	N° of people	1,909	1,885	1,884
Canada	N° of people	1,236	1,197	1,195
Brazil	N° of people	1,212	1,405	1,492
Colombia	N° of people	915	893	1,112
Saudi Arabia	N° of people	746	759	849
Indonesia	N° of people	611	911	1,573
Other	N° of people	1,281	1,248	1,193
Employees by nationality
Mexican	N° of people	6,248	6,447	7,850
Argentine	N° of people	5,507	6,006	6,462
U.S.	N° of people	2,875	2,751	3,057
Italian	N° of people	2,064	2,106	2,145
Romanian	N° of people	1,935	1,915	1,911
Brazilian	N° of people	1,233	1,428	1,509
Canadian	N° of people	1,132	1,096	1,107
Colombian	N° of people	959	935	1,156
Indonesian	N° of people	606	913	1,557
Saudi Arabian	N° of people	313	351	434
Others	N° of people	2,003	1,926	1,946
Mexican	%	25	25	27
Argentine	%	22	23	22
U.S.	%	12	11	10
Italian	%	8	8	7
Romanian	%	8	7	7
Brazilian	%	5	6	5
Canadian	%	5	4	4
Colombian	%	4	4	4
Indonesian	%	2	4	5
Saudi Arabian	%	1	1	1
Others	%	8	7	7
Senior managers by nationality
Argentine	N° of people	408	407	408
Mexican	N° of people	180	181	172
Italian	N° of people	174	170	168

Annual Report 2025

		2025	2024	2023
U.S.	N° of people	76	73	70
Romanian	N° of people	71	67	59
Brazilian	N° of people	48	52	53
Colombia	N° of people	30	29	28
Canadian	N° of people	27	26	22
Uruguayan	N° of people	22	22	20
Others	N° of people	117	113	98
Argentine	%	35	36	37
Mexican	%	16	16	16
Italian	%	15	15	15
U.S.	%	7	6	6
Romanian	%	6	6	5
Brazilian	%	4	5	5
Colombian	%	3	3	3
Canadian	%	2	2	2
Uruguayan	%	2	2	2
Others	%	10	10	9
Other human capital indicators
Number of nationalities represented in the employee population	Number	99	101	103
Employees covered by collective bargaining agreements	%	67	68	72
Resignation rate	% All employees	3.8	4.4	5.0
Resignation rate	% Professional employees	3.6	3.8	4.2
Employees who received upward feedback	% Professional employees	98	NA	NA
New hires	N° of people	3,155	2,573	3,664
GTs new hires	N° of people	120	162	251
GTs new hires - Male	N° of people	73	98	148
GTs new hires - Female	N° of people	47	64	103
GTs new hires - Male	%	61	60	59
GTs new hires - Female	%	39	40	41
Total number of employees who left during the reporting period	N° of people	3,695	5,677	3,019
Rate of employee turnover during the reporting period	%	15	21	12
Community
Education investment	USD millions	13.7	14.2	13.1
Other community investment	USD millions	3.1	3.7	2.4
Total community investment	USD millions	16.9	17.9	15.5
Roberto Rocca Technical School students	N° of students	468	452	444
Roberto Rocca Technical School students trained from other schools	N° of students	1,668	1,390	830
Roberto Rocca Technical Gene	N° of students	6,451	6,230	5,196
Roberto Rocca Technical Gene	N° of teachers	272	206	148
Roberto Rocca After School Program	N° of students	1,959	1,846	2,026
Roberto Rocca Education Program University & PhD	N° of students	256	494	527
Roberto Rocca Scholarships Program - High school	N° of students	1,683	1,941	1,325

Annual Report 2025
LEGAL AND FINANCIAL INFORMATION
Financial Information
Consolidated Statements and Other Financial Information

See “Financial Statements” and pages F-1 through F-95 for our audited consolidated financial statements.

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

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements (see notes 24 “Non-current provisions” and 25 “Current allowances and provisions” to our audited consolidated financial statements included in this annual report) are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Material Legal Proceedings

A summary description of Tenaris’s material outstanding legal proceedings as of December 31, 2025, is included in note 27 “Contingencies, commitments and restrictions on the distribution of profits” to our audited consolidated financial statements included in this annual report, which summary description is incorporated herein by reference. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

Dividend Policy

The Company does not have, and has no current plans to establish, a dividend policy governing the amount and payment of dividends or other distributions. For a description of the shareholders’ and holders of ADS’ rights to receive dividends and the conditions to declare and pay dividends, please refer to “Information on the Company - Corporate Governance Statement - Corporate Governance”.

Annual Report 2025

The following table shows the dividends approved by the Company’s shareholders in the last five years:

	Approved dividend	Dividend payment date
Shareholders’ meeting date	Amount (USD million)	Per share (USD)	Per ADS (USD)	Interim Dividend	Dividend Balance
May 3, 2021	248	0.21	0.42	November 2020	May 2021
May 3, 2022	484	0.41	0.82	November 2021	May 2022
May 3, 2023	602	0.51	1.02	November 2022	May 2023
April 30, 2024	694	0.60	1.20	November 2023	May 2024
May 6, 2025	900	0.83	1.66	November 2024	May 2025

On February 18, 2026, the Company announced that upon approval of the Company´s annual accounts, the board of directors intends to propose for the approval of the annual general shareholders’ meeting scheduled to be held on May 12, 2026, the payment of an annual dividend of $0.89 per share ($1.78 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.29 per share ($0.58 per ADS) or approximately $0.3 billion, paid on November 26, 2025. If the annual dividend is approved by the shareholders, a dividend of $0.60 per share ($1.20 per ADS), or approximately $0.6 billion will be paid on May 20, 2026, with a record date of May 19, 2026 and an ex-dividend date of May 18, 2026 for securities listed in Europe and Mexico, and an ex-dividend date of May 19, 2026 for securities listed in the United States. Treasury shares are not entitled to dividend distributions.

Significant changes

Middle East war

In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict.

Tenaris maintains significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt Tenaris's operations at these facilities, impair its ability to fulfill customer orders, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to its regional mills.

The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia-Ukraine war. A sustained disruption to the Strait of Hormuz could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for Tenaris's products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain sourcing alternatives and increase compliance costs.

Annual Report 2025

The Offer and Listing

Offer and Listing Details

The shares are listed on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS”. The shares are also listed on the Italian Stock Exchange under the symbol “TEN”. Trading on the NYSE and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

As of February 28, 2026, a total of 1,071,994,930 shares were registered in the Company’s shareholder register (including 62,355,174 treasury shares as of February 28, 2026, that have been repurchased by the Company under its share buyback programs and are pending cancellation). As of February 28, 2026, a total of 65,941,586 shares were registered in the name of the Depositary for the Company’s ADS program.

Additional Information
Exchange Controls

Many of the countries that are important markets for us or in which we have substantial assets have histories of substantial government intervention in currency markets, volatile exchange rates and government-imposed currency controls. These include mainly Argentina, Brazil, Colombia, Indonesia, and Nigeria.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

  Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.
  Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).
  Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.
  Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.
  Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Since April 14, 2025, the Argentine government established a trading band allowing the Argentine peso to float between 1,000 and 1,400 against the U.S. Dollar. As from January 2026, the lower and upper levels of the band will be adjusted every month with the Consumer Price Index for the second preceding month (previously 1% per month).

Annual Report 2025

In addition, the Argentine Central Bank is allowed to sell foreign currency when the market price hits the upper level and is allowed to purchase foreign currency (to increase its foreign reserves) within the band and below its lower level, subject to market liquidity and aligned with money demand.

As of December 31, 2025, the total equity of Argentine subsidiaries represented approximately 13% of Tenaris’s total equity.

For additional information regarding factors affecting the Argentine economy, see “Risk Factors - Risks Relating to our Business and Industry - Adverse economic, political and security conditions in the countries where we operate or sell our products and services, as well as armed conflicts, geopolitical tensions and related sanctions, may disrupt our operations, reduce demand and adversely affect our revenues, profitability and financial condition”. For additional information on current foreign exchange restrictions in Argentina, see note 29 “Foreign exchange control measures in Argentina” of our audited consolidated financial statements included in this annual report.

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

Annual Report 2025

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

Capital gains realized by Luxembourg resident individuals holding (alone or together with the resident’s spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of the Company at any time during the five years prior to the sale, (or if the Luxembourg resident individuals have received the shares for no consideration within the last five years and the former holder held at least 10% in the capital of the company at any moment during said five years) will be taxable at half of the individual’s applicable global tax rate (as determined progressively), if a holding period of six months following their acquisition elapsed (ranging from 0% to 21.40% for 2025). Within the six-month period, progressive income tax rates apply (ranging from 0 to 42.80%7 in 2025).

Luxembourg resident corporate holders

Capital gains, including currency exchange gains, realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to Luxembourg corporate income tax and Luxembourg municipal business tax. The combined applicable rate (including an unemployment fund contribution) for a corporate holder established in Luxembourg-City is 23.87% for the fiscal year ending 2025. An exemption from such taxes may be available to the Luxembourg resident corporate holder pursuant to Article 1 of the Grand Ducal Decree dated December 21, 2001, as amended, in combination with article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein.

7 A 7% surcharge for the Employment Fund applies on the income tax due. The surcharge for the Employment Fund amounts to 9% for taxpayer in tax class 1 or 1a with taxable income exceeding EUR 150,000 (EUR 300,000 for taxpayer in tax class 2).

Annual Report 2025

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
189

Annual Report 2025
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

A minimum net wealth tax charge applies as of January 1, 2016, for all corporate entities having their statutory seat or central administration in Luxembourg. Subject to certain conditions, the amount of minimum net wealth tax may vary. As of 2025, the minimum net wealth tax should amount to EUR 535, EUR 1,605 or EUR 4,815 based on the company’s total balance sheet value.

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

Annual Report 2025

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
191

Annual Report 2025

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

Annual Report 2025

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

In certain circumstances, if you have held ADSs for less than a specified minimum period during which you are not protected from risk of loss,or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay.

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

Annual Report 2025

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

For the year ended December 31, 2025, Deutsche Bank Trust Company Americas acted as depositary under the ADSs deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

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

Quantitative and Qualitative Disclosure about Market Risk

The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact of these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

The following information should be read together with section III, “Financial risk management” to our audited consolidated financial statements included elsewhere in this annual report.

Annual Report 2025

Debt Structure

The following tables provide a breakdown of our debt instruments at December 31, 2025 and 2024, which include fixed and variable interest rate obligations, detailed by maturity date:

At December 31, 2025	Expected maturity date
(in millions of U.S. dollars)	2026	2027	2028	2029	2030	Thereafter	Total

Non-current Debt
Fixed rate	-	-	0	0	0	0	0
Variable rate	-	-	-	-	-	-	-

Current Debt
Fixed rate	75	-	-	-	-	-	75
Variable rate	231	-	-	-	-	-	231
	305	-	0	0	0	0	306

At December 31, 2024	Expected maturity date
(in millions of U.S. dollars)	2025	2026	2027	2028	2029	Thereafter	Total

Non-current Debt
Fixed rate	-	10	-	-	-	-	10
Variable rate	-	1	-	-	-	-	1

Current Debt
Fixed rate	162	-	-	-	-	-	162
Variable rate	264	-	-	-	-	-	264
	426	11	-	-	-	-	437

Our weighted average annual interest rates before tax (considering hedge accounting), amounted to 5.44% at December 31, 2025, and 6.52% at December 31, 2024.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2025, U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 76% of total financial debt.

Borrowings are classified under other financial liabilities and measured at amortized cost. Tenaris estimates that the fair value (level 2) of its main borrowings is approximately 99.5% and 98.3% of their carrying amount (including interests accrued) in 2025 and 2024, respectively. Fair values were calculated using standard valuation techniques for floating-rate instruments and comparable market rates for discounting cash flows.

For further information about our financial debt, please see note 21 “Borrowings” to our audited consolidated financial statements included in this annual report.

Annual Report 2025

Interest Rate Risk

Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2025, we had variable interest rate debt of $231 million and fixed rate debt of $75 million (of the fixed rate debt, $74.6 million is short-term).

Foreign Exchange Rate Risk

We manufacture and sell our products in a number of countries throughout the world and consequently, we are exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Most of our revenues are determined or influenced by the U.S. dollar. In addition, a relevant part of our costs corresponds to steelmaking raw materials and steel coils and plates, which are also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately $70 million in 2025, compared to $73 million in 2024.

Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not entirely reflect management’s assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.

The value of our financial assets and liabilities is subject to changes arising from variations in foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2025.

All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Euro	U.S. dollar	(204)
Saudi Arabian Riyal	U.S. dollar	(69)
Argentine Peso	U.S. dollar	(9)
Brazilian Real	U.S. dollar	(42)

The main relevant exposures as of December 31, 2025, were to Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar, Saudi Arabian Riyal-denominated financial and trade payables, Argentine Peso-denominated, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, and Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. The Saudi Arabian Riyal is tied to the U.S. dollar.

Annual Report 2025

Foreign Currency Derivative Contracts

The net fair value of our foreign currency derivative contracts amounted to a liability of $10.1 million at December 31, 2025 and a liability of $8 thousand at December 31, 2024. For further detail on our foreign currency derivative contracts, please see note 26 “Derivative financial instruments - Foreign exchange and commodities derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Concentration of Credit Risk

No single customer comprised more than 10% of our net sales in 2025, 2024 or 2023.

Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for impairment for potential credit losses.

Commodity Price Risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, and, in general, hedging for these risks is performed on a limited basis.

Commodities Derivative Contracts

The net fair value of our commodities derivative contracts amounted to a liability of $2.3 million at December 31, 2025 and a liability of $0.8 million at December 31, 2024. For further detail on our commodities derivative contracts, please see note 26 “Derivative financial instruments - Foreign exchange and commodities derivative contracts and hedge accounting” to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments principally to manage our exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. We use market prices or specific tools for the calculation of each instrument’s fair value, with such tools tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in the fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

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

Annual Report 2025

For transactions designated and qualifying for hedge accounting, we document, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We also document our assessment, on an ongoing basis, of whether the hedging instruments are effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2025 and 2024, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $2.7 million debit and $0.6 million debit respectively.

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

Annual Report 2025

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

Fees paid in 2025

In 2025, the Company received from the Depositary fees for an amount of $848 thousand corresponding to the period March 13, 2024 through March 12, 2025.

Fees payable during 2026

In 2026, the Company received from the Depositary fees for an amount of $1,077 thousands corresponding to the period March 13, 2025 through March 12, 2026.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Company’s chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025.

Based on that evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures are effective at a reasonable level to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

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

Annual Report 2025

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On a yearly basis, management conducts its assessment of the effectiveness of Tenaris’s internal control over financial reporting based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

On February 17, 2026, management reported to the audit committee of the Company’s board of directors that management had conducted its assessment of the effectiveness of the Company’s internal control over financial reporting for the year ended December 31, 2025, and that, based on management’s evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company’s internal control over financial reporting were effective as of December 31, 2025.

The effectiveness of Tenaris’s internal control over financial reporting as of December 31, 2025, has been audited by PwC, as indicated in its “Report of Independent Registered Public Accounting Firm” included in this annual report.

Change in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a -15(f) and 15d -15(f) under the Exchange Act) during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

See page F-1 of the audited consolidated financial statements included in this report.

Principal Accountant Fees and Services

Principal Accountant Fees

Total fees accrued for professional services rendered to the Company and its subsidiaries by (i) PwC, the Company’s independent registered public accounting firm, in charge of the contractual audit of the Company's consolidated financial statements and internal control over financial reporting for the year 2025, (ii) Forvis Mazars, the Company's statutory auditor, in charge of the statutory audit of the Company's consolidated financial statements for the year 2025; and (iii) Ernst & Young S.A. (“EY”), the Company’s independent registered public accounting firm, in charge of the Company's audit for the year 2024, are detailed as follows:

	For the year ended December 31,
	2025		2024
Thousands of U.S. dollars	PwC	Forvis Mazars	EY

Audit Fees	3,879	1,497	4,569
Audit-Related Fees	255	25	51
Tax Fees	18	-	78
All Other Fees	2	-	-
Total	4,154	1,522	4,698

Annual Report 2025

Audit Fees

Audit fees were paid for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements and internal control over financial reporting, the statutory financial statements of the Company and its subsidiaries, and any other audit services required under applicable securities laws, including SEC regulations, PCAOB standards and other regulatory requirements.

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

All Other Fees

Fees paid for licences for platforms for accounting and business knowledge.

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

Purchases of Equity Securities by the Company and Affiliated Purchasers

On May 6, 2025, at the Company’s general meeting of shareholders, the Company’s shareholders renewed, for a five-year period, the authorization granted to the Company and the Company’s subsidiaries to acquire, from time to time, shares, including shares represented by ADSs, on the terms and conditions set forth below. The next general meeting of shareholders, scheduled to be held on May 12, 2026, will consider the renewal of such authorization for an additional five-year period on the same terms and conditions.

Annual Report 2025

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
202

Annual Report 2025

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

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a second share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and the second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third share buyback program

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is being carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025 (which renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares) up to a maximum of 10% of the Company’s shares.

Annual Report 2025

For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The third share buyback program was divided into two tranches. The first tranche of the program, which covered up to $600 million (excluding incidental transaction fees), ran from June 9, 2025, to (and including) September 30, 2025.

Under the first tranche of the program the Company repurchased 33,059,955 ordinary shares, representing 3.08% of the Company’s issued shares as measured at the beginning of the first tranche of the program, for a total consideration of approximately $584 million (excluding incidental transaction fees).

The second tranche of the program, which covered up to $600 million (excluding incidental transaction fees), ran from November 3, 2025, and was originally scheduled to end no later than April 30, 2026. Under the second tranche of the program, the Company repurchased 29,295,219 ordinary shares, representing 2.73% of the Company’s issued shares as measured at the beginning of the second tranche of the program, for an aggregate consideration of approximately $583.6 million (excluding incidental transaction fees), thereby substantially completing its targeted repurchases.

On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program. In a context of high volatility in the market, allowing the second tranche of the program to continue as initially scheduled would, by application of the customary mechanics in the existing buyback agreement, have resulted in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to the Company’s annual earnings release on February 20, 2026, the Company exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement, and in March 2026, paid the incidental transaction fees.

Ordinary shares repurchased under the third share buyback program are being held in treasury (with their voting rights suspended) and are intended to be cancelled at the extraordinary general meeting of shareholders scheduled to be held on May 12, 2026 (immediately after the next annual general meeting of shareholders) and the Company’s issued share capital will be reduced accordingly.

During the year ended December 31, 2025, the Company repurchased 12,277,261 ordinary shares, for a total consideration of approximately $235 million (excluding incidental transaction fees), under the second share buyback program and 60,170,972 ordinary shares, for a total consideration of approximately $1,125 million (excluding incidental transaction fees), under the third share buyback program.

Comparatively, during the year ended December 31, 2024, the Company repurchased 83,616,548 ordinary shares for a total consideration of approximately $1,442 million.

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

Annual Report 2025

Share buyback program	Period	Average price paid per share in USD	Total number of shares purchased as part of publicly announced plans or programs (*)	Approximate million USD value of shares that may yet be purchased under the plan or program (**)
2nd program	January 1, 2025 - January 31, 2025	19.25	4,448,220	150
2nd program	February 1, 2025 - February 28, 2025	19.31	7,101,937	13
2nd program	March 1, 2025 - March 31, 2025	18.26	727,104	-
Not applicable	April 1, 2025 - April 30, 2025	-	-	-
Not applicable	May 1, 2025 - May 31, 2025	-	-	-
3rd program - 1st tranche	June 1, 2025 - June 30, 2025	18.08	13,094,268	363
3rd program - 1st tranche	July 1, 2025 - July 31, 2025	18.81	8,033,617	212
3rd program - 1st tranche	August 1, 2025 - August 31, 2025	17.86	7,703,308	75
3rd program - 1st tranche	September 1, 2025 - September 30, 2025	17.58	3,570,678	12
3rd program - 1st tranche	October 1, 2025 - October 31, 2025	17.92	658,084	-
3rd program - 2nd tranche	November 1, 2025 - November 30, 2025	19.95	7,058,958	459
3rd program - 2nd tranche	December 1, 2025 - December 31, 2025	19.96	20,052,059	59
Total			72,448,233

(*)	All units were purchased as part of publicly announced plans or programs.
(**)

Amounts in USD million excluding incidental transaction fees.

Commencement of the second share buyback program, for $0.7 billion, was announced on November 10, 2024, with an expiration date on March 26, 2025. The completion of the second share buyback program was announced on March 4, 2025.

The third share buyback program was announced on June 9, 2025, for an aggregate amount of $1.2 billion and divided in two tranches of $0.6 billion. Commencement of the first tranche of the third share buyback program was announced on June 9, 2025, with an expiration date on December 8, 2025. The completion of the first tranche of the third share buyback program was announced on September 30, 2025.

Commencement of the second tranche of the third share buyback program was announced on November 3, 2025, with an original expiration date on April 30, 2026. On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program.

Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of Item 16F was “previously reported”, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F, for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, and in “Item 16F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F, for the fiscal year ended December 31, 2024, filed with the SEC on April 1, 2025.

Insider Trading Policy

Tenaris has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards.

A copy of the Company’s Policy on Securities Trading is filed as exhibit 11.1 to this annual report.

Annual Report 2025

Cybersecurity

Risk Management, Strategy and Governance

Under the Company’s articles of association, as supplemented by the audit committee’s charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the effectiveness of the Company’s systems of internal control, risk management and internal audit over financial reporting. In addition, the Company has established a management-level Critical Risk Committee (“CRC”) that assists the Company’s board of directors, the audit committee and the chief executive officer in connection with the monitoring, assessment and review of risks to which Tenaris is exposed and in the oversight of the risk management framework and processes, with a focus on critical risks (including accidents, cybersecurity and obsolescence, commercial execution, environmental, health and safety, and regulatory risks), the development of mitigating actions and the monitoring of action plans. The CRC, which comprises several senior executives, the risk assurance manager and the general counsel, periodically reports to the Company’s board of directors, the audit committee and the chief executive officer on its activities. For more information on the audit committee and CRC, see “Risk Factors - Risks Relating to Our Business and Industry - Cyberattacks could have a material adverse impact on our business and results of operations”.

In particular, with respect to cybersecurity risks, Tenaris has adopted a “Cybersecurity Risk Management Methodology”, which sets forth a procedure to monitor, identify, communicate, assess the impact and likelihood and report actual or potential risks affecting Tenaris’s information systems, including platform, networking and systems vulnerabilities, processes, and sensitive information leaks or losses. The objective of our Cybersecurity Risk Management Methodology is to reduce, accept, transfer, or avoid the effects of such risks thereby reducing accidents, harm, losses, disruption to services, or other negative impacts. Our risk assessment methodology considers the potential impact of cybersecurity risks with respect to continuity of operations, information security (including confidentiality, integrity and availability), financial performance, compliance or reputational effects, and health, safety and environment damages. In addition, the adopted methodology considers the probability of occurrence of each event based on factors that vary according to specific risks. A Cybersecurity Risk Catalog is used to register detected risks, document risk assessments, and adopt appropriate action plans and reporting measures. If deemed appropriate (for example, when specific knowledge is required) specialized consultants may be engaged in connection with cybersecurity risk processes.

Tenaris has adopted certain other cybersecurity procedures that complement the above-mentioned Cybersecurity Risk Management Methodology and seek to effectively manage cybersecurity incidents by analyzing potential impacts, containing the attack, eradicating the threat, and recovering from the incident; instructing users of Tenaris’s information systems on how to respond to cybersecurity incidents involving or affecting Tenaris IT resources or devices through which users may access any Tenaris’s IT systems; and providing instructions and best practices to Tenaris’s personnel with system administrator roles in connection with cybersecurity incident prevention, detection and response.

Tenaris has also adopted a “Ransomware Crisis Management Procedure” setting forth the procedure to timely and adequately respond to a ransomware incident. In addition, because a cybersecurity incident may escalate into a major company crisis, “Tenaris’s Crisis Management Procedure” is triggered and applied when certain events signal potential material impacts.

Tenaris’s policies, processes and procedures established to detect and manage cybersecurity risks are monitored and coordinated by a team of experienced and recognized professionals, including a chief information security officer, a cybersecurity risk management director and a cybersecurity and security architecture director, with an average of more than 25 years of experience in the cybersecurity and information technology fields. The chief information security officer periodically reports on their activities to the CRC.

During 2025, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, or third-party cybersecurity incidents, led to known breaches of our business-critical IT systems and, as such, have not materially affected, and are not reasonably likely to materially affect, Tenaris, including its business strategy, results of operations, or financial condition.

Tenaris has integrated cyber-resilience standards into its cybersecurity strategy and operational capabilities. In 2025, the Company conducted its annual Red Team / Blue Team exercise, simulating real-world attack scenarios to evaluate preparedness and validate detection and response mechanisms. The exercise successfully met its objectives by testing protection, defense and incident response processes, and demonstrated strong cross-team collaboration.

For more information on cybersecurity risks, see “Risk Factors - Risks Relating to Our Business and Industry - Cyberattacks could have a material adverse impact on our business and results of operations”.

Annual Report 2025

FINANCIAL STATEMENTS

For the Reports of Independent Registered Public Accounting Firms:

  PwC (PCAOB ID 1328) for the years 2025 and 2023, see pages F-1 through F-3 of this annual report.
  EY (PCAOB ID 1367) for the year 2024, see page F-4 of this annual report.
  PwC (PCAOB ID 1328) related to Ternium, for the year 2024, see page F-5 of this annual report.

For the Financial Statements see pages F-6 through F-95 of this annual report.

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

March 31, 2026	TENARIS S.A.

	By	/s/ Carlos Gómez Álzaga
	Name:	Carlos Gómez Álzaga
	Title:	Chief Financial Officer

FINANCIAL STATEMENTS

Consolidated Financial Statements

210

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tenaris S.A.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Tenaris S.A. and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated income statements, consolidated statements of other comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2025 and December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the years ended December 31, 2025, and December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

www.pwc.lu

PricewaterhouseCoopers Assurance, Société coopérative,

2 rue Gerhard Mercator, L-2182 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)

R.C.S. Luxembourg B294273 - TVA LU36559370

Annual Report 2025

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Annual Report 2025

Income taxes - Recoverability of deferred tax assets on tax losses related to the Company's subsidiary in Luxembourg

As described in Notes II. O and IV. 22 to the consolidated financial statements, as of December 31, 2025, the Company’s deferred tax assets amounted to 1,059.1 million USD, of which 620 million USD correspond to tax losses related to its Luxembourg subsidiary. Deferred tax assets related to tax losses are recognised to the extent it is probable that future taxable profits will be available, against which such losses can be utilised. Management applies significant judgment in assessing the likelihood that future taxable profits will be available. In determining the recoverable amount of deferred tax assets, management considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits.

The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets on tax losses related to its Luxembourg subsidiary is a critical audit matter are (i) the significant judgment by management when determining the recoverability of deferred tax assets; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment related to future taxable profits.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recoverability of deferred tax assets. These procedures also included, among others (i) testing management’s process for developing the future taxable profits, considering the applicable tax regulations; (ii) testing the completeness and accuracy of underlying data used in measuring and recognising deferred tax assets; (iii) testing the mathematical accuracy of the models used in management’s assessment; (iv) evaluating the sufficiency and appropriateness of the disclosures in the consolidated financial statements; (v) evaluating the reasonableness of management’s projections of future taxable profits. Evaluating the reasonableness of management’s projections of future taxable profits involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past taxable profits; and
(ii) the consistency with external market and industry data.

Luxembourg, March 31, 2026

PricewaterhouseCoopers Assurance, Société coopérative

Represented by

/s/ Gilles Vanderweyen

Gilles Vanderweyen

We have served as the Company’s auditor since 2025.

Annual Report 2025

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

Annual Report 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ternium S.A. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements” and not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and IFRS Accounting Standards as adopted by the European Union.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Luxembourg, March 31st, 2026

PricewaterhouseCoopers Assurance, Société coopérative

Represented by

/s/ Magalie Cormier

Magalie Cormier

We have served as the Company's auditor since 2011.

www.pwc.lu

PricewaterhouseCoopers Assurance, Société coopérative,

2 rue Gerhard Mercator, L-2182 Luxembourg

T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)

R.C.S. Luxembourg B294273 - TVA LU36559370

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	Notes	2025	2024	2023
Net sales	1	11,981,157	12,523,934	14,868,860
Cost of sales	2	(7,860,744)	(8,135,489)	(8,668,915)
Gross profit		4,120,413	4,388,445	6,199,945
Selling, general and administrative expenses	3	(1,828,496)	(1,904,828)	(1,919,307)
Other operating income	6	23,789	60,650	53,043
Other operating expenses	6	(32,490)	(125,418)	(17,273)
Operating income		2,283,216	2,418,849	4,316,408
Finance income	7	252,238	242,319	213,474
Finance cost	7	(46,933)	(61,212)	(106,862)
Other financial results, net	7	(72,664)	(52,051)	114,365
Income before equity in earnings of non-consolidated companies and income tax		2,415,857	2,547,905	4,537,385
Equity in earnings of non-consolidated companies	8	58,038	8,548	95,404
Income before income tax		2,473,895	2,556,453	4,632,789
Income tax	9	(500,616)	(479,680)	(674,956)
Income for the year		1,973,279	2,076,773	3,957,833

Attributable to:
Shareholders' equity		1,932,813	2,036,445	3,918,065
Non-controlling interests		40,466	40,328	39,768
		1,973,279	2,076,773	3,957,833
Earnings per share attributable to shareholders' equity during the year:
Weighted average number of outstanding ordinary shares (thousands) (*)		1,055,929	1,127,491	1,178,876

Basic and diluted earnings per share (U.S. dollars per share)		1.83	1.81	3.32
Basic and diluted earnings per ADS (U.S. dollars per ADS) (**)		3.66	3.61	6.65

(*)	Number of outstanding shares as of December 31, 2025, 2024 and 2023 were 1,011,823,958, 1,084,272,191 and 1,167,888,739 respectively.
(**)	Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

	Year ended December 31,
	2025	2024	2023
Income for the year	1,973,279	2,076,773	3,957,833
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	137,788	(73,551)	38,937
Reclassification of currency translation adjustment reserve	-	-	(878)
Change in value of cash flow hedges and instruments at fair value	(22,827)	171,658	(112,433)
Income tax relating to components of other comprehensive income	18,689	(22,395)	(24,591)
From participation in non-consolidated companies:
- Currency translation adjustment	21,692	(47,840)	110,801
- Changes in the value of cash flow hedges and instruments at fair value, net of income tax	3,265	45,690	(47,963)
	158,607	73,562	(36,127)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(6,425)	(7,022)	(6,816)
Income tax on remeasurements of post-employment benefit obligations	1,494	1,790	2,204
Remeasurements of post-employment benefit obligations of non-consolidated companies, net of income tax	(3,418)	(333)	(4,083)
	(8,349)	(5,565)	(8,695)
Other comprehensive income (loss) for the year	150,258	67,997	(44,822)
Total comprehensive income for the year	2,123,537	2,144,770	3,913,011

Attributable to:
Shareholders' equity	2,081,964	2,105,829	3,873,213
Non-controlling interests	41,573	38,941	39,798
	2,123,537	2,144,770	3,913,011

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated STATEMENTS OF FINANCIAL POSITION

		At December 31, 2025		At December 31, 2024
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,205,082		6,121,471
Intangible assets, net	12	1,357,116		1,357,749
Right-of-use assets, net	13	144,557		148,868
Investments in non-consolidated companies	14	1,561,212		1,543,657
Other investments	20	758,085		1,005,300
Deferred tax assets	22	834,168		831,298
Receivables, net	15	139,211	10,999,431	205,602	11,213,945
Current assets
Inventories, net	16	3,602,058		3,709,942
Receivables and prepayments, net	17	268,798		179,614
Current tax assets	18	364,640		332,621
Contract assets	1	35,264		50,757
Trade receivables, net	19	1,920,840		1,907,507
Derivative financial instruments	26	1,875		7,484
Other investments	20	2,306,760		2,372,999
Cash and cash equivalents	20	572,647	9,072,882	675,256	9,236,180
Total assets			20,072,313		20,450,125
EQUITY
Shareholders' equity			16,599,191		16,593,257
Non-controlling interests			229,877		220,578
Total equity			16,829,068		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	21	368		11,399
Lease liabilities	13	94,903		100,436
Derivative financial instruments	26	207		-
Deferred tax liabilities	22	442,248		503,941
Other liabilities	23 (i)	310,707		301,751
Provisions	24	48,418	896,851	82,106	999,633
Current liabilities
Borrowings	21	305,354		425,999
Lease liabilities	13	48,346		44,490
Derivative financial instruments	26	14,123		8,300
Current tax liabilities	18	386,586		366,292
Other liabilities	23 (ii)	377,088		585,775
Provisions	25 (ii)	173,152		119,344
Customer advances	1	168,832		206,196
Trade payables		872,913	2,346,394	880,261	2,636,657
Total liabilities			3,243,245		3,636,290
Total equity and liabilities			20,072,313		20,450,125

Contingencies, commitments and restrictions on the distribution of profits are disclosed in note 27 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Consolidated statementS of changes in equity

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (5)	Retained Earnings (6)	Total	Non-controlling interests	Total
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835
Income for the year	-	-	-	-	-	-	1,932,813	1,932,813	40,466	1,973,279
Currency translation adjustment	-	-	-	-	136,278	-	-	136,278	1,510	137,788
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,528)	-	(4,528)	(403)	(4,931)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(4,138)	-	(4,138)	-	(4,138)
Other comprehensive income of non-consolidated companies	-	-	-	-	21,692	(153)	-	21,539	-	21,539
Other comprehensive income (loss) for the year	-	-	-	-	157,970	(8,819)	-	149,151	1,107	150,258
Total comprehensive income (loss) for the year	-	-	-	-	157,970	(8,819)	1,932,813	2,081,964	41,573	2,123,537
Transfers of remeasurements of post-employment benefit obligations, net of taxes to retained earnings	-	-	-	-	-	11,337	(11,337)	-	-	-
Repurchase of own shares (2)	-	(1,360,065)	-	-	-	-	-	(1,360,065)	-	(1,360,065)
Cancellation of own shares (3)	(90,763)	1,590,585	(9,077)	(609,733)	-	-	(881,012)	-	-	-
Changes in share buyback program liability (4)	-	-	-	-	-	184,396	-	184,396	-	184,396
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	(780)	(780)
Distribution of dividends	-	-	-	-	-	-	(900,361)	(900,361)	(31,494)	(931,855)
Balance at December 31, 2025	1,071,995	(1,125,131)	107,199	-	(952,833)	(384,072)	17,882,033	16,599,191	229,877	16,829,068

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2025 there were 1,071,994,930 shares issued. All issued shares are fully paid.
(2)	As of December 31, 2025, the Company held 60,170,972 treasury shares, and there were 1,011,823,958 outstanding shares. For more information see note 35.
(3)	On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.
(4)	For more information see note 35.
(5)	Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income, and the changes in the share buyback program liability.
(6)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non-controlling interests	Total
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the year	-	-	-	-	-	-	2,036,445	2,036,445	40,328	2,076,773
Currency translation adjustment	-	-	-	-	(72,792)	-	-	(72,792)	(759)	(73,551)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,604)	-	(4,604)	(628)	(5,232)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	149,263	-	149,263	-	149,263
Other comprehensive income of non-consolidated companies	-	-	-	-	(47,840)	45,357	-	(2,483)	-	(2,483)
Other comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	-	69,384	(1,387)	67,997
Total comprehensive income (loss) for the year	-	-	-	-	(120,632)	190,016	2,036,445	2,105,829	38,941	2,144,770
Repurchase of own shares (2)	-	(1,441,843)	-	-	-	-	-	(1,441,843)	-	(1,441,843)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability (4)	-	-	-	-	-	(157,024)	-	(157,024)	-	(157,024)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	1,109	1,109	34	1,143
Distribution of dividends	-	-	-	-	-	-	(757,786)	(757,786)	(5,862)	(763,648)
Balance at December 31, 2024	1,162,758	(1,355,651)	116,276	609,733	(1,110,803)	(570,986)	17,741,930	16,593,257	220,578	16,813,835

(1)	The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2024, there were 1,162,757,528 shares issued. All issued shares were fully paid.
(2)	As of December 31, 2024, the Company held 78,485,337 treasury shares, and there were 1,084,272,191 outstanding shares.
(3)	On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.
(4)	Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.
(5)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (3)	Retained Earnings (4)	Total	Non-controlling interests	Total
Balance at December 31, 2022	1,180,537	-	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the year	-	-	-	-	-	-	3,918,065	3,918,065	39,768	3,957,833
Currency translation adjustment	-	-	-	-	38,587	-	-	38,587	350	38,937
Reclassification of currency translation adjustment reserve	-	-	-	-	(878)	-	-	(878)	-	(878)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(3,096)	(1,196)	(4,292)	(320)	(4,612)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	-	(137,024)	-	(137,024)	-	(137,024)
Other comprehensive income of non-consolidated companies	-	-	-	-	110,801	(52,046)	-	58,755	-	58,755
Other comprehensive (loss) income for the year	-	-	-	-	148,510	(192,166)	(1,196)	(44,852)	30	(44,822)
Total comprehensive income (loss) for the year	-	-	-	-	148,510	(192,166)	3,916,869	3,873,213	39,798	3,913,011
Repurchase of own shares (2)	-	(213,739)	-	-	-	-	-	(213,739)	-	(213,739)
Changes in share buyback program liability (4)	-	-	-	-	-	(86,240)	-	(86,240)	-	(86,240)
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	-	540	540	37,906	38,446
Distribution of dividends	-	-	-	-	-	-	(636,511)	(636,511)	(18,967)	(655,478)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437

(1)	The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 1,180,536,830 shares issued. All issued shares were fully paid.
(2)	As of December 31, 2023, the Company held 12,648,091 treasury shares, and there were 1,167,888,739 outstanding shares.
(3)	Other Reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges, the changes in the value of financial instruments measured at fair value through other comprehensive income and the changes in the share buyback program liability.
(4)	The restrictions on the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 27 (iii) to these Consolidated Financial Statements.
(5)	Mainly related to Global Pipe Company (“GPC”) acquisition.

The accompanying notes are an integral part of these Consolidated Financial Statements.
F-11

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Notes	2025	2024	2023
Cash flows from operating activities
Income for the year		1,973,279	2,076,773	3,957,833
Adjustments for:
Depreciation and amortization	11, 12 & 13	616,170	632,854	548,510
Bargain purchase gain	6 & 8	-	(2,211)	(3,162)
Income tax accruals less payments	30(ii)	(31,221)	(222,510)	(143,391)
Equity in earnings of non-consolidated companies	8	(58,038)	(8,548)	(95,404)
Interest accruals less payments, net	30(iii)	(3,904)	(1,067)	(53,480)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6, 25(ii) & 27(i)	25,579	89,371	-
Changes in provisions	24 & 25(ii)	(5,380)	(25,155)	21,284
Reclassification of currency translation adjustment reserve	6	-	-	(878)
Changes in working capital (*)	30(i)	47,772	286,917	182,428
Others, including net foreign exchange differences		35,323	39,794	(18,667)
Net cash provided by operating activities		2,599,580	2,866,218	4,395,073

Cash flows from investing activities
Capital expenditures	11 & 12	(617,183)	(693,956)	(619,445)
Changes in advance to suppliers of property, plant and equipment	15	6,155	(10,391)	1,736
Cash decrease due to deconsolidation of subsidiaries (**)		(1,848)	-	-
Acquisition of subsidiaries, net of cash acquired (***)	34	(17,666)	31,446	(265,657)
Other investments at fair value		-	-	(1,126)
Additions to associated companies	14 (b)	-	-	(22,661)
Loan to joint ventures	14 (c)	(1,359)	(5,551)	(3,754)
Proceeds from disposal of property, plant and equipment and intangible assets		58,379	28,963	12,881
Dividends received from non-consolidated companies	14	62,022	73,810	68,781
Changes in investments in securities		318,897	(821,478)	(1,857,272)
Net cash used in investing activities		(192,603)	(1,397,157)	(2,686,517)

Cash flows from financing activities
Dividends paid	10	(900,361)	(757,786)	(636,511)
Dividends paid to non-controlling interest in subsidiaries		(31,120)	(5,862)	(18,967)
Changes in non-controlling interests		-	1,143	3,772
Acquisition of treasury shares		(1,362,319)	(1,439,589)	(213,739)
Payments of lease liabilities	13	(66,918)	(68,574)	(51,492)
Proceeds from borrowings	21	655,471	1,870,666	1,723,677
Repayments of borrowings	21	(772,585)	(1,999,427)	(1,931,747)
Net cash used in financing activities		(2,477,832)	(2,399,429)	(1,125,007)

(Decrease) increase in cash and cash equivalents		(70,855)	(930,368)	583,549

(*)	Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $(39.4) million for 2025, $30.3 million for 2024 and $(16.7) million for 2023.
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.
(***)	For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.
For the year 2024, related to the final purchase price adjustment arising from Mattr’s pipe coating business unit acquisition.
For the year 2023, related to the GPC, Isoplus anticorrosion coating division, Republic Tube LLC’s OCTG pipe processing facility and Mattr’s pipe coating business unit acquisitions.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
	Notes	2025	2024	2023
Movement in cash and cash equivalents
At the beginning of the year		660,798	1,616,597	1,091,433
Effect of exchange rate changes		(17,499)	(25,431)	(58,385)
(Decrease) increase in cash and cash equivalents		(70,855)	(930,368)	583,549
At December 31,		572,444	660,798	1,616,597

		At December 31,
Cash and cash equivalents		2025	2024	2023
Cash and bank deposits	20	572,647	675,256	1,637,821
Bank overdrafts	21	(203)	(14,458)	(21,224)
		572,444	660,798	1,616,597

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Impairment charge
D	Foreign currency translation	6	Other operating income and expenses
E	Property, plant and equipment	7	Financial results
F	Intangible assets	8	Equity in earnings of non-consolidated companies
G	Right-of-use assets and lease liabilities	9	Income tax
H	Impairment of non-financial assets	10	Dividends distribution
I	Other investments	11	Property, plant and equipment, net
J	Inventories	12	Intangible assets, net
K	Trade and other receivables	13	Right-of-use assets, net and lease liabilities
L	Cash and cash equivalents	14	Investments in non-consolidated companies
M	Equity	15	Receivables non-current, net
N	Borrowings	16	Inventories, net
O	Current and deferred income tax	17	Receivables and prepayments, net
P	Employee benefits	18	Current tax assets and liabilities
Q	Provisions	19	Trade receivables, net
R	Trade and other payables	20	Cash and cash equivalents and other investments
S	Revenue recognition	21	Borrowings
T	Cost of sales and other selling expenses	22	Deferred tax assets and liabilities
U	Earnings per share	23	Other liabilities
V	Financial instruments	24	Non-current provisions
		25	Current allowances and provisions
III	FINANCIAL RISK MANAGEMENT	26	Derivative financial instruments
		27	Contingencies, commitments and restrictions on the distribution of profits
A	Financial risk factors	28	Developments concerning cancelled title deeds in Saudi Steel Pipe Company
B	Category of financial instruments and classification within the fair value hierarchy	29	Foreign exchange control measures in Argentina
C	Fair value estimation	30	Cash flow disclosures
D	Accounting for derivative financial instruments and hedging activities	31	Related party transactions
		32	Independent auditor fees
		33	Principal subsidiaries
		34	Business combinations
		35	Share buyback programs
		36	Climate change
		37	Tariffs on steel and other imports in the United States and Canada
		38	Events after the reporting period

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 18, 2026. The Board of Directors has the power to amend and reissue these Consolidated Financial Statements.

II. ACCOUNTING POLICIES

The accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A     Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS" or "IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving material estimates or judgements are: impairment of long-lived assets (note II.H), impairment of investments in associates (note II.B); income taxes -including recoverability of deferred tax assets- (note II.O); allowance for obsolescence of inventory (note II.J); contingencies (note II.Q); allowance for trade receivables (note II.K); post-employment and other long-term benefits (note II.P); business combinations (notes II.B); useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.H), and fair value estimation of certain financial instruments (note III.B). During the year there were no significant changes in the material accounting estimates and judgements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(1)     Accounting pronouncements applicable as from January 1, 2025

Amendments to IAS 21 – Lack of Exchangeability

In August 2023, the IASB published “Lack of Exchangeability (Amendments to IAS 21)” with new guidance to determine when a currency is exchangeable or not, and how to determine the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of additional information when a currency is not exchangeable.

The amendments are effective for annual periods beginning on or after January 1, 2025, with early adoption permitted and without retrospective application.

These amendments do not have a material impact on the Company’s operations or Consolidated Financial Statements.

No other accounting pronouncements became effective during 2025.

(2)     New accounting pronouncements not applicable as of December 31, 2025

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

Tenaris will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial years ending December 31, 2026, and December 31, 2025 will be restated in accordance with IFRS 18.

Other newly published accounting standards, amendments to accounting standards and interpretations are not mandatory for December 31, 2025, reporting periods and have not been early adopted by the Company. These standards, amendments or interpretations are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The acquisition method is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement as a bargain purchase.

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

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value and the change in carrying amount, net of consideration received (if any), is recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

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

(2)     Non-consolidated companies

Investments in non-consolidated companies comprises associates, which generally involve a shareholding of between 20% and 50% of the voting rights, and joint ventures.

Associated companies are those entities in which Tenaris exerts significant influence in accordance with IFRS but does not have control. Associates are accounted for using the equity method.

Joint arrangements are combinations in which there are contractual agreements by virtue of which two or more partner companies hold an interest in one or more companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners (as defined by IFRS 11 “Joint Arrangements”). A joint arrangement is classified as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets. Tenaris recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRS applicable to the particular asset, liability, revenue and expense. Joint ventures are accounted for using the equity method.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Under the equity method of accounting (as defined by IAS 28, “Investments in Associates and Joint Ventures”), investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, if any, net of any accumulated impairment loss.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of a reduction in the net realizable value, or of an impairment indicator of the asset sold or contributed. Financial statements of non-consolidated companies are adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

The main investments in non-consolidated companies are:

a)       Ternium

At December 31, 2025, Tenaris held 11.46% in the share capital of Ternium S.A. (“Ternium”) representing 11.70% of its outstanding shares. The following factors and circumstances evidence that Tenaris has significant influence over Ternium:

  three out of eight members of Ternium’s board of directors (including Ternium’s chairman) are also members of the Company’s board of directors; and
  both the Company and Ternium are under the indirect common control of San Faustin S.A. (“San Faustin”) and under the shareholders’ agreement, dated January 9, 2006, by and between the Company and Techint Holdings S.àr.l ("Techint"), a wholly owned subsidiary of San Faustin and Ternium’s controlling shareholder, Techint, is required to take actions within its power to cause (a) one of the members of Ternium’s board of directors to be nominated by the Company and (b) any director nominated by the Company to be removed from Ternium’s board of directors only pursuant to previous written instructions of the Company.

b)       Usiminas

At December 31, 2025, Tenaris held, through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 47.5 million ordinary shares and 1.3 million preferred shares of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), representing 6.76% of its shares with voting rights and 3.96% of its total share capital.

Confab’s participation in Usiminas share capital is the result of a series of acquisitions, the first of which was performed on January 16, 2012, pursuant to which Ternium (through certain of its subsidiaries) and Confab acquired a large block of Usiminas ordinary shares and joined Usiminas’ existing control group. Subsequently, in 2016, Ternium and Confab subscribed to additional ordinary shares and to preferred shares. On July 3, 2023, Confab, together with Ternium (through its subsidiaries Ternium Investments and Ternium Argentina), acquired additional ordinary shares.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Usiminas control group comprises the “T/T Group”, formed by Ternium Investments, Ternium Argentina and Confab; the NSC Group, comprising Nippon Steel Corporation, Mitsubishi and MetalOne; and Usiminas’ employee pension fund, Previdência Usiminas. At December 31, 2025, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares, representing approximately 68.6% of Usiminas’ voting capital and the T/T Group held an aggregate participation of 61.3% in the control group (with 51.5% of the control group’s participation corresponding to Ternium’s subsidiaries, and remaining 9.8% corresponding to Confab); the NSC Group and Previdência Usiminas held 31.7% and 7%, respectively, in the control group.

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

The members of the Usiminas control group also agreed that, at any time after the second anniversary of the closing of the transaction, the T/T Group would have the right to buy the NSC Group’s remaining interest in the Usiminas’ control group (153.1 million ordinary shares) at the higher of $2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group would have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at $2.0584 per share. Confab had the right (but not the obligation) to participate in each such transaction pro rata to its current participation in the T/T Group. On November 5, 2025, Ternium Investments entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group, at the price per ordinary share that the parties had agreed upon for the option transaction described above. Confab declined to participate in this transaction. The transaction closed on February 10, 2026. At the date of these Consolidated Financial Statements, the T/T group holds an aggregate participation of 92.9% in Usiminas’ control group (with Confab’s participation representing 9.8% of the control group) and Previdência Usiminas (Usiminas employees’ pension fund) holds the remaining 7.1%.

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

Tenaris carries its investments in non-consolidated companies under the equity method, with no additional goodwill or step-up recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. For more information see note 14 to these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year end date. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, resulted in additional depreciation expenses of approximately $20.1 million in 2025, $25.2 million in 2024, and did not materially affect depreciation expenses in 2023.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are classified as Cost of sales and Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2025, 2024 and 2023.

(3)    Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology are initially recognized at cost, or at fair value at the acquisition date in case of a business combination. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, which are in the range between 3 and 30 years. Amortization charges are mainly classified as Cost of sales in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2025, 2024 and 2023, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for the years 2025, 2024 and 2023.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(4)    Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2025, 2024 and 2023 totaled $64.2 million, $74.2 million and $60.0 million, respectively.

Capitalized costs were not material for the years 2025, 2024 and 2023.

(5)    Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick Tube Corporation (“Maverick”) and Hydril Company (“Hydril”) groups, Saudi Steel Pipe Co. (“SSPC”), Ipsco Tubulars Inc. (“IPSCO”) and the more recent 2023 acquisition of Mattr’s pipe coating business unit.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the initial expected useful lives which were approximately 14 years for Maverick, 10 years for Hydril, 9 years for SSPC (subsequently reduced to 7 years), 3 years for IPSCO, and 4 months for Mattr’s pipe coating business unit.

Management’s re-estimation of customer relationships useful lives, performed in accordance with IAS 38, did not affect amortization expenses for the years 2025, 2024 and 2023.

As of December 31, 2025, all the above-mentioned customer relationships were fully amortized.

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

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, and any initial direct costs incurred by the lessee.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or early termination, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Variable lease payments are not included in the measurement of the lease liability and payments associated with short-term leases, variable leases and leases of low value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Other investments in financial instruments may be classified as financial assets at fair value through profit or loss (“FVPL”) when such investments are held for trading, or when their performance is evaluated on a fair value basis. Other investments in time deposits may be classified as financial assets measured at amortized cost when the Company’s intention is to hold these investments until maturity. The results of these investments are recognized within Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See section III Financial Risk Management.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

J     Inventories

Inventories are measured at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates the net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year end are valued based on the supplier’s invoice cost.

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

A credit account is typically considered in default when the customer has failed to make the required minimum payments for an extended period of time. Management considerations, including customer-specific analyses, are carried out to determine if an allowance has to be allocated to the credit. Following impairment, collection is monitored and impairment reversed in case of receipt of the payment.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

M     Equity

(1)    Equity components

The Consolidated Statement of Changes in Equity includes:

  the value of share capital, legal reserve and share premium calculated in accordance with Luxembourg law;
  the currency translation adjustment, treasury shares, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)    Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued as of December 31, 2025, 2024 and 2023 were 1,071,994,930, 1,162,757,528 and 1,180,536,830, respectively with a par value of $1.00 per share with one vote each. Total ordinary shares outstanding as of December 31, 2025, 2024 and 2023, were 1,011,823,958, 1,084,272,191 and 1,167,888,739, respectively, with a par value of $1.00 per share with one vote each. Outstanding shares do not include treasury shares. All issued shares are fully paid.

(3)    Treasury Shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal or cancellation. Any potential gains or losses on disposal of treasury shares are recognized in the Consolidated Statement of Changes in Equity. Treasury shares as of December 31, 2025, 2024 and 2023, were 60,170,972, 78,485,337 and 12,648,091, respectively.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The temporary differences arise mainly from net operating loss carry-forwards, the effect of currency translation on depreciable fixed assets and inventories, valuation of inventories, depreciation on property, plant and equipment, provisions for post-employment benefits and other long-term employee benefits and fair value adjustments of assets acquired in business combinations. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the end of the reporting period.

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

Pillar Two legislation was adopted in Luxembourg and came into effect as from January 1, 2024. Tenaris is within the scope of these rules. Therefore, is required to calculate its GloBe effective tax rate for each jurisdiction in which it is present and is liable to pay a top-up tax for the difference between its GloBe effective tax rate per jurisdiction and the 15% minimum rate. Tenaris applies the IAS 12 exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

P     Employee benefits

(1)      Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the Consolidated Balance Sheet.

(2)      Post-employment benefits

Tenaris has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. When the fair value of the plan assets exceeds the value of the defined benefit obligation, the surplus is recognized in the statement of financial position as other receivables non-current. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is mainly determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Consolidated Income Statement.

For defined benefit funded plans, net interest income / expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets.

For defined contribution plans, Tenaris pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Tenaris has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

  An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2025 the outstanding liability for this plan amounts to $63.4 million.
  Employees’ service rescission indemnity. The cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiaries. As from January 1, 2007, because of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiaries pay every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date but only limited to the contributions of 2007 onwards.As of December 31, 2025 the outstanding liability for this plan amounts to $10.7 million.
  Funded retirement benefit plan held in the U.S. for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of money market funds. Additionally, an unfunded post-retirement health and life plan is in place that offers limited medical and life insurance benefits to the retirees, frozen to new participants. A plan termination of the funded retirement benefit plan was initiated during 2025 and is expected to be completed in 2026. As of December 31, 2025 the net outstanding liability for these plans amounts to $0.6 million.

By their nature, defined benefit plans expose Tenaris to typical risks such as investment performance, changes to discount rates used to value the obligations, rate of compensation increase (including inflation rates) and demographic variables of the plan members. Pension and benefit risks are managed by regular monitoring of the plans, applicable regulations and other factors that may impact Tenaris’s expenses and cash flows.

The unfunded defined benefit plans are met as they fall due and are managed directly by Tenaris, which is entirely responsible for the plans. The funded defined benefit pension plans are governed and administered in accordance with applicable pension legislation in each jurisdiction. Each plan has an overseeing committee. The defined benefit plans are monitored on an ongoing basis to assess the funding and investment policies, financial status, and funding requirements. Significant changes to a plan or policy would be subject to approval by the board of directors of each subsidiary of the Company.

(3)    Other long-term benefits

During 2007, Tenaris launched an employee retention and long-term incentive program (“the Program”) applicable to certain senior officers and employees of the Company, who are granted a number of units throughout the duration of the Program. The value of each of these units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Until the end of 2017, the units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018, the units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date.

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

As of December 31, 2025 and 2024, the outstanding liability corresponding to the Program amounts to $154.4 million (out of which $50.7 million are classified as current liabilities) and $148.0 million (out of which $46.8 million are classified as current liabilities), respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2025 and 2024, is $181.0 million and $175.0 million, respectively.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(4)      Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)      Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Q     Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract-by-contract basis to ensure that all performance obligations are fulfilled. In particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

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

When the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. If these are not directly observable, they are estimated based on the expected cost-plus margin.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following input and output methods are applied to recognize revenue considering the nature of service:

Storage services: the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In most cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights: the revenue is recognized on a pro rata basis considering the units delivered and time elapsed.

Field services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

The Company also provides other services, such as hydraulic fracturing, coiled tubing and coating services. Regarding these services, the input and output methods to recognize the revenue are the following:

Hydraulic fracturing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

Coiled tubing services: the revenue is recognized considering output methods, in particular surveys of service completion provided by the customer.

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

The Company does not expect to have any contracts in which the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. Therefore, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

In accordance with IFRS 15, Tenaris recognizes contract assets and contract liabilities.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

A contract asset arises when Tenaris has satisfied a performance obligation by transferring goods or services to a customer but has not yet established an unconditional right to consideration, as further performance or conditions may be required before invoicing the customer. Where invoicing is based on achievement of specific milestones, although work has been performed and revenue has been recognized, the contractual right to issue an invoice may be contingent on reaching the agreed milestone. A contract asset remains in this category until the right to payment becomes unconditional (i.e., invoice is issued), at which point it is reclassified as a trade receivable.

A contract liability is the obligation to transfer goods or services to a customer for which Tenaris has received consideration (or an amount of consideration is due) from the customer. Tenaris recognizes a contract liability when it receives a payment (or becomes entitled to a payment) before transferring goods or services to the customer. A contract liability, also referred to as customer advance, is reduced as Tenaris fulfills its performance obligations by delivering goods or rendering services to the customer.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Equity instruments are subsequently measured at fair value either through profit or loss (FVPL) or through other comprehensive income (FVOCI). Changes in fair value are recognised in profit or loss unless Tenaris makes an irrevocable election at initial recognition to present changes in fair value in other comprehensive income for instruments not held for trading.

Accounting for derivative financial instruments and hedging activities is included within the section III, Financial Risk Management.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

A. Financial risk factors

(i) Capital risk management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.02 as of December 31, 2025 and 0.03 as of December 31, 2024. The Company does not have to comply with regulatory capital adequacy requirements.

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

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2025, and 2024.

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Exposure currency / Functional currency	2025	2024
Euro / U.S. dollar	(204,318)	(183,985)
Saudi Arabian Riyal / U.S. dollar	(69,289)	(173,233)
Argentine Peso / U.S. dollar	(8,777)	(40,565)
Brazilian Real / U.S. dollar	(42,487)	(41,591)

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The main relevant exposures correspond to:

  Euro / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $2.0 million and $1.8 million as of December 31, 2025 and 2024, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

  Saudi Arabian Riyal / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the U.S. dollar.

  Argentine Peso / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Argentine Peso-denominated trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.1 million and $0.4 million as of December 31, 2025 and 2024 respectively.

  Brazilian Real / U.S. dollar

As of December 31, 2025, and 2024 consisting primarily of Brazilian Real-denominated liabilities at certain Brazilian subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the BRL/USD exchange rate would have generated a pre-tax gain / loss of $0.4 million and $0.4 million as of December 31, 2025 and 2024 respectively.

Considering the balances held as of December 31, 2025 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $1.2 million (including a gain / loss of $5.6 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $1.9 million. For balances held as of December 31, 2024, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.8 million (including a loss / gain of $1.5 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.4 million.

Tenaris based its foreign exchange sensitivity analysis on a 1% variance for information purposes only, enabling the analysis to any particular variance.

(iii) Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and/or interest rate swaps to mitigate the exposure to changes in the interest rates.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2025		2024
	In thousands of U.S. dollars	%	In thousands of U.S. dollars	%
Fixed rate (*)	75,012	25%	172,018	39%
Variable rate	230,710	75%	265,380	61%
Total	305,722		437,398

(*)	Out of the $75.0 million fixed rate borrowings, $74.6 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $3.5 million in 2025 and $5.5 million in 2024.

Tenaris based its interest rate sensitivity analysis on a 100-basis points variance for information purposes only, enabling the analysis to any particular variance.

(iv) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures from customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no concentration of credit risk, and no single customer comprised more than 10% of Tenaris’s net sales in 2025, 2024 and 2023.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See section II.K.

As of December 31, 2025, trade receivables amounted to $1,920.8 million. Trade receivables had guarantees under credit insurance of $289.9 million, letter of credit and other bank guarantees of $83.6 million. Overdue trade receivables amounted to $319.2 million, overdue guaranteed trade receivables amounted to $28.8 million; and the allowance for doubtful accounts amounted to $59.6 million.

As of December 31, 2024, trade receivables amounted to $1,907.5 million. Trade receivables had guarantees under credit insurance of $208.6 million, letter of credit and other bank guarantees of $79.8 million. Overdue trade receivables amounted to $395.5 million, overdue guaranteed trade receivables amounted to $33.6 million; and the allowance for doubtful accounts amounted to $48.1 million.

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

Approximately 88.8% of Tenaris’s liquid financial assets corresponded to Investment Grade-rated instruments as of December 31, 2025, in comparison with approximately 91.4% as of December 31, 2024.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

(vi) Liquidity risk

Tenaris’s financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2025, Tenaris has relied on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 18% and 20% of total assets at the end of 2025 and 2024, respectively.

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

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2025 and 2024, U.S. dollar denominated liquid assets plus investments denominated in other currencies hedged to the U.S. dollar represented approximately 91% and 93% of total liquid financial assets, respectively.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following tables present the financial instruments by category and levels as of December 31, 2025, and 2024.

	Carrying amount	Measurement Categories			At Fair Value
December 31, 2025		Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	572,647	313,728	-	258,919	258,919	-	-
Other investments	2,306,760	827,476	1,069,252	410,032	1,479,284	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	827,476	-	-	-	-	-
Bonds and other fixed income	1,069,393	-	1,069,252	141	1,069,393	-	-
Mutual fund	409,891	-	-	409,891	409,891	-	-
Derivative financial instruments	1,875	-	335	1,540	-	1,875	-
Other Investments Non-current	758,085	95,090	621,387	41,608	655,867	-	7,128
Bonds and other fixed income	655,867	-	621,387	34,480	655,867	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	95,090	-	-	-	-	-
Other investments	7,128	-	-	7,128	-	-	7,128
Trade receivables	1,920,840	1,920,840	-	-	-	-	-
Receivables C and NC	443,273	190,124	-	-	-	-	-
Other receivables	190,124	190,124	-	-	-	-	-
Other receivables (non-financial)	253,149	-	-	-	-	-	-
Total		3,347,258	1,690,974	712,099	2,394,070	1,875	7,128
Liabilities
Borrowings C and NC	305,722	305,722	-	-	-	-	-
Trade payables	872,913	872,913	-	-	-	-	-
Other liabilities C and NC	687,795	6,227	-	58,888	-	-	58,888
Other liabilities (*)	65,115	6,227	-	58,888	-	-	58,888
Other liabilities (non-financial)	622,680	-	-	-	-	-	-
Lease liabilities C and NC	143,249	143,249	-	-	-	-	-
Derivative financial instruments	14,330	-	6,327	8,002	-	14,329	-
Total		1,328,111	6,327	66,890	-	14,329	58,888

(*)	Includes liability related to share buyback program. See note 35 to these Consolidated Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statements of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. As of December 31, 2025, and 2024, main balances in this level included a liability related to the shares to be settled under the share buyback program. Unobservable inputs related to this balance include assumptions regarding average purchase prices of previous periods, and management's past experience related to the conclusion of the share buy-back program itself. A reasonable change in the inputs used would not affect the fair value of the liability materially. For more information see note 35.

The following table presents the changes in Level 3 assets:

	Year ended December 31,
	2025	2024
At the beginning of the year	7,049	7,411
Decrease	(243)	(185)
Currency translation adjustment and others	322	(177)
At the end of the year	7,128	7,049

The following table presents the changes in Level 3 liabilities:

	Year ended December 31,
	2025	2024
At the beginning of the year	243,264	86,240
Settlement of share buyback program liability	(243,264)	(86,240)
Share buyback program liability	58,888	243,264
At the end of the year	58,888	243,264

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

Borrowings are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value (Level 2) of its main borrowings is approximately 99.5% and 98.3% of its carrying amount (including interests accrued) in 2025 and 2024 respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting cash flows.

The carrying amount of investments recognized at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Tenaris uses derivative financial instruments principally to manage its exposure to fluctuations in exchange rates and prices of raw materials. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates. Derivative financial instruments are initially recognized in the statement of financial position at fair value. Tenaris uses market prices or specific tools for calculation of each instrument’s fair value, these tools are monthly tested for consistency. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk. Gains or losses arising from changes in fair value of derivatives are recognized in Financial Results in the Consolidated Income Statement, except for derivatives that are designated and qualify for hedge accounting.

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

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instruments are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2025 and 2024, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounted to $2.7 million debit and $0.6 million debit respectively.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in note 26 to these Consolidated Financial Statements.
F-44

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1           Segment information

As mentioned in section II.C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2025	Tubes	Other	Total
Management view - operating income	2,163	108	2,271
Difference in cost of sales			31
Differences in selling, general and administrative expenses			(17)
Differences in other operating income (expenses), net			(2)
IFRS - operating income			2,283
Financial income (expense), net			133
Income before equity in earnings of non-consolidated companies and income tax			2,416
Equity in earnings of non-consolidated companies			58
Income before income tax			2,474
Net Sales	11,400	581	11,981
Depreciation and amortization	594	22	616

Year ended December 31, 2024	Tubes	Other	Total
Management view - operating income	2,391	143	2,534
Difference in cost of sales			(115)
Differences in selling, general and administrative expenses			(3)
Differences in other operating income (expenses), net			3
IFRS - operating income			2,419
Financial income (expense), net			129
Income before equity in earnings of non-consolidated companies and income tax			2,548
Equity in earnings of non-consolidated companies			9
Income before income tax			2,557
Net Sales	11,907	617	12,524
Depreciation and amortization	580	53	633

Year ended December 31, 2023	Tubes	Other	Total
Management view - operating income	4,337	129	4,466
Difference in cost of sales			(134)
Differences in selling, general and administrative expenses			(7)
Differences in other operating income (expenses), net			(9)
IFRS - operating income			4,316
Financial income (expense), net			221
Income before equity in earnings of non-consolidated companies and income tax			4,537
Equity in earnings of non-consolidated companies			95
Income before income tax			4,633
Net Sales	14,185	684	14,869
Depreciation and amortization	518	31	549

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no material differences between IFRS and management view in total revenues.

The differences between operating income under IFRS and the management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost mainly on FIFO basis, and other minor timing differences.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in earnings of non-consolidated companies.

In 2024, following the integration of coating activities into its Tubes segment, the Company represented year-to-date segment information amounts accordingly.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa	Unallocated (*)	Total
Year ended December 31, 2025
Net sales	5,712,368	2,386,881	893,540	2,988,368	-	11,981,157
Property, plant and equipment, net	3,489,730	1,432,099	903,687	379,566	-	6,205,082
Intangible Assets, net	1,115,287	187,431	17,497	36,901	-	1,357,116
Right of Use Assets, net	54,424	12,254	29,553	48,326	-	144,557
Investments in non-consolidated companies	-	-	-	-	1,561,212	1,561,212

Year ended December 31, 2024
Net sales	5,558,769	2,621,581	1,262,458	3,081,126	-	12,523,934
Property, plant and equipment, net	3,578,293	1,257,345	832,443	453,390	-	6,121,471
Intangible Assets, net	1,117,314	177,934	14,899	47,602	-	1,357,749
Right of Use Assets, net	65,105	8,255	28,242	47,266	-	148,868
Investments in non-consolidated companies	-	-	-	-	1,543,657	1,543,657

Year ended December 31, 2023
Net sales	7,765,130	3,382,495	1,175,581	2,545,654	-	14,868,860
Property, plant and equipment, net	3,676,352	1,143,752	794,242	463,833	-	6,078,179
Intangible Assets, net	1,126,774	166,450	22,580	61,306	-	1,377,110
Right of Use Assets, net	50,128	9,241	24,832	47,937	-	132,138
Investments in non-consolidated companies	-	-	-	-	1,608,804	1,608,804

(*)	For the years 2025, 2024 and 2023 includes Investments in non-consolidated companies. See note 14 to these Consolidated Financial Statements.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

The principal countries from which the Company derives its revenues are USA (35%), Argentina (11%), Canada, Saudi Arabia, United Arab Emirates, Brazil and Mexico (each less than 10%).

As of December 31, 2025, 2024 and 2023 non-current assets comprising property, plant and equipment, intangible assets and right of use assets attributable to the Company’s country of incorporation (Luxembourg) amounted to $16.7 million, $15.6 million and $10.7 million, respectively.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Revenues related to governmental institutions represent approximately 25%, 30% and 26% in 2025, 2024 and 2023 respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

Revenues Tubes	2025	2024	2023
Oil & gas	10,172	10,689	12,488
Oil & gas processing plants	557	548	818
Industrial, power & others	671	670	879
Total	11,400	11,907	14,185

The table above includes revenues from services performed on third party tubes of $426.6 million, $483.5 million and $164.8 million for the years 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the Company recognized contract liabilities related to customer advances in the amount of $168.8 million and $206.2 million, respectively. Contract liabilities represent obligations to perform services or deliver products in the future for cash considerations that have been received from customers. Each of these amounts are recognized as revenues during the subsequent years. In these periods, no significant adjustments in revenues were performed related to previously satisfied performance obligations.

As of December 31, 2025 and 2024, the Company recognized contract assets related to unbilled revenues in the amount of $35.3 million and $50.8 million, respectively. Contract assets arise from revenue earned for goods or services that is not yet billable to the customers.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

2           Cost of sales

	Year ended December 31,
	2025	2024	2023
Inventories at the beginning of the year	3,709,942	3,921,097	3,986,929
Changes in inventories due to business combinations (*)	-	52,792	107,588
Decrease in inventory due to deconsolidation of subsidiaries (**)	(43)	-	-
Plus: Charges of the year
Raw materials, energy, consumables and other	4,425,441	4,638,681	5,277,507
Services and fees	367,532	408,478	437,804
Labor cost	1,411,608	1,454,924	1,403,546
Depreciation of property, plant and equipment	476,215	483,535	424,373
Amortization of intangible assets	13,602	12,193	11,582
Depreciation of right-of-use assets	37,844	34,332	30,352
Maintenance expenses	338,042	443,498	408,410
Allowance for obsolescence	53,700	41,240	13,581
Taxes	417,380	124,500	272,120
Other	211,539	230,161	216,220
	7,752,860	7,924,334	8,603,083
Less: Inventories at the end of the year	(3,602,058)	(3,709,942)	(3,921,097)
	7,860,744	8,135,489	8,668,915

(*)	For the year 2023, related to the GPC, Isoplus anticorrosion coating division and Mattr’s pipe coating business unit acquisitions.
For the year 2024, related to Mattr’s pipe coating business unit acquisition.
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

3           Selling, general and administrative expenses

	Year ended December 31,
	2025	2024	2023
Services and fees	180,968	183,659	163,723
Labor cost	669,859	705,849	652,820
Depreciation of property, plant and equipment	25,462	25,668	21,517
Amortization of intangible assets	37,222	41,557	40,761
Depreciation of right-of-use assets	25,825	35,569	19,925
Freights and other selling expenses	647,100	624,113	696,705
Provisions for contingencies	21,020	30,356	38,899
Allowances for doubtful accounts	14,180	(1,095)	3,590
Taxes	118,771	152,388	170,484
Other	88,089	106,764	110,883
	1,828,496	1,904,828	1,919,307

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

4           Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
	2025	2024	2023
Wages, salaries and social security costs	1,960,240	2,033,067	1,943,825
Severance indemnities	42,359	35,608	26,470
Post-employment benefits - defined contribution plans	18,220	16,014	15,055
Post-employment benefits - defined benefit plans	8,078	24,259	19,452
Employee retention and long-term incentive program	52,570	51,825	51,564
	2,081,467	2,160,773	2,056,366

The following table shows the geographical distribution of the employees:

	2025	2024	2023
Mexico	5,813	6,042	7,500
Argentina	5,314	5,811	6,267
USA	3,736	3,583	3,882
Italy	2,102	2,140	2,187
Romania	1,909	1,885	1,884
Canada	1,236	1,197	1,195
Brazil	1,212	1,406	1,492
Colombia	915	893	1,112
Saudi Arabia	746	759	849
Indonesia	611	911	1,573
Other	1,281	1,247	1,193
	24,875	25,874	29,134

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

In December 2025, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs that carry significant goodwill balances, and no impairment charges were recorded. The main discount rates used were in a range between 13.5% and 19.4% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

In December 2024, even though the Company did not identify any impairment indicators, it conducted impairment tests for the CGUs with goodwill in their carrying amounts, and no impairment charges were recorded. The main discount rates used were in a range between 13.4% and 18.2% and a nominal growth rate (which includes mainly the inflation impact on prices and costs) of 2% was considered. For the CGUs carrying goodwill, a reasonably possible change in key assumptions would not cause the carrying amount to exceed its recoverable amount.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

In December 2023, considering that the recoverable amount of the CGUs obtained in prior years' tests and that the assets and liabilities making up those units had not changed significantly, nor the key assumptions, the Company concluded that impairment tests for previous years were still valid. In addition, the Company had considered the impact of updating the main discount rates, applying rates in a range between 12.5% and 21.4% for the CGUs under analysis. In 2023, a nominal growth rate (which included mainly the inflation impact on prices and costs) of 2% was considered. Based on the facts mentioned above, the Company did not recognize any impairment charges for the year 2023.

6           Other operating income and expenses

	Year ended December 31,
	2025	2024	2023
Other operating income
Results from sundry assets	7,127	10,529	10,960
Net rents	4,188	4,417	4,702
Reclassification of currency translation adjustment reserve	-	-	878
Bargain purchase gain	-	2,212	3,162
Result on sale of Venezuela awards	-	-	33,341
Other income	12,474	43,492	-
	23,789	60,650	53,043
Other operating expenses
Contributions to welfare projects and non-profit organizations	(17,445)	(17,657)	(15,538)
Allowance for doubtful receivables	(631)	(546)	(107)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(14,414)	(107,215)	-
Other expense	-	-	(1,628)
	(32,490)	(125,418)	(17,273)

Other operating income and expenses, net	(8,701)	(64,768)	35,770

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

Other income: For the year 2025, includes mainly $17.6 million related to the recovery of various legal proceedings in Brazil and $7 million related to an insurance recovery.

Other operating expenses

Provision for the ongoing litigation related to the acquisition of participation in Usiminas: For the years 2024 and 2025, related to the provision described in note 27 “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”, and does not include the net foreign exchange result.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

7           Financial results

	Year ended December 31,
	2025	2024	2023
Interest income	228,369	229,835	201,852
Net result on changes in FV of financial assets at FVPL	23,869	12,484	11,622
Finance income	252,238	242,319	213,474
Finance cost	(46,933)	(61,212)	(106,862)
Net foreign exchange transactions results	(30,394)	61,395	218,383
Net foreign exchange derivatives contracts results	(26,291)	(12,727)	(8,974)
Other	(15,979)	(100,719)	(95,044)
Other financial results, net	(72,664)	(52,051)	114,365
Net financial results	132,641	129,056	220,977

Finance Income: In 2025, 2024 and 2023 includes $36.9 million, $40.7 million and $61.2 million of interest related to instruments carried at FVPL, respectively.

In 2025, 2024 and 2023 includes $83.7 million, $88.2 million and $30.9 million of interest related to instruments carried at FVOCI, respectively.

Net foreign exchange transactions results: In 2025 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, partially offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income and the result from the Mexican peso appreciation against the U.S. dollar on Mexican peso denominated receivables, at subsidiaries with functional currency U.S. dollar.

In 2024 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real depreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income.

In 2023 mainly includes result from the Argentine peso depreciation against the U.S. dollar on Argentine peso denominated net financial position at subsidiaries with functional currency U.S. dollar, the Brazilian real appreciation against the U.S. dollar on Brazilian denominated net financial position at subsidiaries with functional currency U.S. dollar, together with the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, offset by changes in currency translation adjustment reserve from an Italian subsidiary recognized in Other Comprehensive Income.

Net foreign exchange derivatives contracts results: In 2025 includes mainly losses on derivatives covering receivables in Mexican peso.

In 2024 includes mainly losses on derivatives covering net receivables, fiscal and other liabilities in Brazilian real.

In 2023 includes mainly losses on derivatives covering net receivables in Brazilian real.

Other: In both 2025 and 2024 includes losses for $16 million, related to fees payable in connection with collections involving the Company’s Mexican subsidiary.

In 2024 also includes approximately $84 million related to result of U.S. dollar denominated Argentine bonds used to cancel commercial debt.

In 2023 includes a net loss of $94.7 million related to the transfer of Argentine sovereign bonds paid as dividend in kind from Argentinian subsidiaries to its foreign shareholders.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

8           Equity in earnings of non-consolidated companies

	Year ended December 31,
	2025	2024	2023
Earnings from non-consolidated companies	58,038	8,548	104,897
Remeasurement of previously held interest	-	-	4,506
Bargain purchase gain	-	-	11,487
Net loss related to participation increase in Usiminas	-	-	(25,486)
	58,038	8,548	95,404

Earnings from non-consolidated companies: For the year ended December 31, 2025 and 2024, includes a loss of approximately $12.4 million and $43.3 million respectively, related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For year ended December 31, 2023, related to GPC acquisition.

Net loss related to participation increase in Usiminas: For more information see note 14 “Investments in non-consolidated companies - Usiminas”.

9           Income tax

	Year ended December 31,
	2025	2024	2023
Current tax	(562,216)	(651,769)	(868,695)
Deferred tax	61,600	172,089	193,739
Tax charge	(500,616)	(479,680)	(674,956)

Tenaris is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was adopted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect as from January 1, 2024. Tenaris applies the exception regarding the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, as provided for in the amendments to IAS 12 issued in May 2023.

For the years 2025 and 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $20.7 million and $81.4 million, respectively.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The tax charge differs from the theoretical amount that would arise by applying the nominal tax rate valid in each jurisdiction to the group's pre-tax income in that jurisdiction as follows:

	Year ended December 31,
	2025	2024	2023
Income before income tax	2,473,895	2,556,453	4,632,789

Tax calculated at the tax rate in each country	(600,820)	(599,944)	(1,127,428)
Effect of currency translation on tax base	(97,197)	(340,094)	(346,573)
Changes in the tax rates	2,055	(24,019)	1,535
Utilization of previously unrecognized tax losses	219	588	787
Tax revaluation, withholding tax and others	195,127	483,789	796,723
Tax charges	(500,616)	(479,680)	(674,956)

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

Changes in the tax rates: For the year 2024, the effect relates to the impact of the reduction in Luxembourg's corporate income tax rate that made the blended tax rate for a company registered in Luxembourg City decrease from 24.94% to 23.87%. The new blended tax rate is applicable for fiscal years beginning on or after January 1, 2025, but its effect over temporary differences was recognized from 2024.

Tax revaluation, withholding tax and others: Includes a positive effect from inflationary tax adjustments in Argentina and Mexico of $168.7 million, $368.2 million and $349.0 million for the years 2025, 2024 and 2023, respectively.

It also includes a charge of $30.9 million, $20.0 million and $164.3 million for the years 2025, 2024 and 2023, respectively related to withholding taxes for intra-group international operations.

The years 2025 and 2024 include a charge of $20.7 million and $81.4 million, respectively, related to Pillar Two.

The years 2025, 2024 and 2023 include a positive effect of $78.4 million, $186.0 million and $550.3 million, respectively, arising from the recognition of tax losses carryforward deferred tax assets in the Luxembourg subsidiary. For the years 2025 and 2024, the consumption of such deferred tax assets for $82.2 million and $86.9 million, respectively are included in the line “Tax calculated at the tax rate of each country”. For more information see note 22.

10         Dividends distribution

On October 29, 2025, the Company’s Board of Directors approved the payment of an interim dividend of $0.29 per outstanding share ($0.58 per ADS), or approximately $0.3 billion, paid on November 26, 2025, with record date on November 25, 2025.

On May 6, 2025, the Company’s shareholders approved an annual dividend in the amount of $0.83 per outstanding share ($1.66 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 20, 2024, in the amount of $0.27 per outstanding share ($0.54 per ADS). The remaining balance, amounting to $0.56 per outstanding share ($1.12 per ADS), was paid on May 21, 2025, for an amount of approximately $0.6 billion. In the aggregate, the interim dividend paid in November 2024 and the balance paid in May 2025 amounted to approximately $0.9 billion.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The remaining balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $0.5 billion. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $0.7 billion.

11        Property, plant and equipment, net

Year ended December 31, 2025	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
At the beginning of the year
Cost	935,704	13,903,542	424,042	372,990	81,438	15,717,716
Accumulated depreciation and impairment	(178,294)	(9,030,040)	(350,480)	-	(37,431)	(9,596,245)
Property, plant and equipment, net at the beginning of the year	757,410	4,873,502	73,562	372,990	44,007	6,121,471

Movements of the year
Currency translation adjustment	8,279	56,463	640	6,188	364	71,934
Increase due to business combinations (*)	1,990	14,352	-	-	-	16,342
Additions	-	3,164	598	550,901	13,758	568,421
Transfers / Reclassifications	83,893	464,662	39,070	(586,719)	-	906
Decrease due to deconsolidation of subsidiaries (**)	-	(362)	(11)	-	-	(373)
Disposals / Consumptions (***)	(57,445)	(818)	(461)	(6,369)	(6,849)	(71,942)
Depreciation charge	(14,728)	(464,041)	(20,666)	-	(2,242)	(501,677)
Movements of the year	21,989	73,420	19,170	(35,999)	5,031	83,611

At the end of the year
Cost	967,135	14,517,757	458,610	336,991	89,139	16,369,632
Accumulated depreciation and impairment	(187,736)	(9,570,835)	(365,878)	-	(40,101)	(10,164,550)
Property, plant and equipment, net at the end of the year	779,399	4,946,922	92,732	336,991	49,038	6,205,082

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total
At the beginning of the year
Cost	889,957	13,538,273	416,913	396,103	71,834	15,313,080
Accumulated depreciation and impairment	(164,894)	(8,696,044)	(351,309)	-	(22,654)	(9,234,901)
Property, plant and equipment, net at the beginning of the year	725,063	4,842,229	65,604	396,103	49,180	6,078,179

Movements of the year
Currency translation adjustment	(4,637)	(26,793)	(266)	(4,391)	(161)	(36,248)
Changes due to business combinations (****)	12,949	(24,063)	-	653	-	(10,461)
Additions	2,176	1,028	433	616,218	15,658	635,513
Transfers / Reclassifications	48,322	550,891	29,681	(633,440)	-	(4,546)
Disposals / Consumptions	(10,197)	(12,526)	(1,183)	(2,153)	(5,704)	(31,763)
Depreciation charge	(16,266)	(457,264)	(20,707)	-	(14,966)	(509,203)
Movements of the year	32,347	31,273	7,958	(23,113)	(5,173)	43,292

At the end of the year
Cost	935,704	13,903,542	424,042	372,990	81,438	15,717,716
Accumulated depreciation and impairment	(178,294)	(9,030,040)	(350,480)	-	(37,431)	(9,596,245)
Property, plant and equipment, net at the end of the year	757,410	4,873,502	73,562	372,990	44,007	6,121,471

(*)	For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.
(***)	For the year 2025, includes the unwinding of certain land plots in Saudi Arabia. For more information see note 28.
(****)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Property, plant and equipment include capitalized interests for net amounts at December 31, 2025 and 2024 of $25.6 million and $27.2 million, respectively. There were no new interests capitalized during 2025 and 2024.

Government grants recognized as a reduction of property, plant and equipment were not material for the years 2025 and 2024.

The Company’s Brazilian subsidiary Confab Industrial S.A. (“Confab”) holds certain real estate assets, with a carrying value of $33.4 million, that are subject to a judicial mortgage aimed at securing the indemnification potentially payable to Companhia Siderúrgica Nacional (“CSN") under a lawsuit brought by CSN against Confab and other related companies. The litigation is currently pending, and no amount is currently owed by Confab. See note 27 (i) “Contingencies, commitments and restrictions to the distribution of profits - Contingencies - CSN claims relating to the January 2012 acquisition of Usiminas”.

For the year 2025 and 2024, the carrying amount of assets pledged as security for current and non-current borrowings amounted to $49.7 million and $147.9 million, respectively, held in Saudi Arabia by the Company´s subsidiary GPC, in which SSPC holds a 57.3% interest.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

12        Intangible assets, net

Year ended December 31, 2025	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
At the beginning of the year
Cost	661,605	575,607	2,474,693	1,776,037	5,487,942
Accumulated amortization and impairment	(564,499)	(416,311)	(1,384,674)	(1,764,709)	(4,130,193)
Intangible assets, net at the beginning of the year	97,106	159,296	1,090,019	11,328	1,357,749

Movements of the year
Currency translation adjustment	880	7	139	-	1,026
Increase due to business combinations (**)	-	-	1,324	-	1,324
Additions	37,449	11,313	-	-	48,762
Transfers / Reclassifications	(906)	-	-	-	(906)
Disposals	(15)	-	-	-	(15)
Amortization charge	(30,036)	(9,460)	-	(11,328)	(50,824)
Movements of the year	7,372	1,860	1,463	(11,328)	(633)

At the end of the year
Cost	692,274	586,938	2,476,156	1,776,057	5,531,425
Accumulated amortization and impairment	(587,796)	(425,782)	(1,384,674)	(1,776,057)	(4,174,309)
Intangible assets, net at the end of the year	104,478	161,156	1,091,482	-	1,357,116

(*)	Includes Proprietary Technology.
(**)	For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2024	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
At the beginning of the year
Cost	648,887	560,549	2,488,381	1,790,680	5,488,497
Accumulated amortization and impairment	(576,722)	(407,217)	(1,384,674)	(1,742,774)	(4,111,387)
Intangible assets, net at the beginning of the year	72,165	153,332	1,103,707	47,906	1,377,110

Movements of the year
Currency translation adjustment	(285)	(4)	(67)	(2)	(358)
Changes due to business combinations (**)	-	-	(13,621)	(14,590)	(28,211)
Additions	43,445	14,998	-	-	58,443
Transfers / Reclassifications	4,476	70	-	-	4,546
Disposals	(31)	-	-	-	(31)
Amortization charge	(22,664)	(9,100)	-	(21,986)	(53,750)
Movements of the year	24,941	5,964	(13,688)	(36,578)	(19,361)

At the end of the year
Cost	661,605	575,607	2,474,693	1,776,037	5,487,942
Accumulated amortization and impairment	(564,499)	(416,311)	(1,384,674)	(1,764,709)	(4,130,193)
Intangible assets, net at the end of the year	97,106	159,296	1,090,019	11,328	1,357,749

(*)	Includes Proprietary Technology.
(**)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

The geographical allocation of goodwill for the year ended December 31, 2025 was $945.5 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $2.0 million for Europe.

The geographical allocation of goodwill for the year ended December 31, 2024 was $944.2 million for North America, $111.0 million for South America, $33.0 million for Asia Pacific, Middle East & Africa and $1.8 million for Europe.

The carrying amount of goodwill allocated by CGU, as of December 31, 2025, was as follows:

(all amounts in millions of U.S. dollars)
	Tubes Segment
CGU	Hydril Acquisition	Other	Total
Tamsa	346	19	365
Siderca	265	93	358
Hydril	309	-	309
Other	-	59	59
Total	920	171	1,091

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated
13        Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2025	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Others	Total
Values at the beginning of the year
Cost	66,532	184,895	56,482	4,252	312,161
Accumulated depreciation	(36,797)	(93,893)	(30,832)	(1,771)	(163,293)
Right of use assets, net at the beginning of the year	29,735	91,002	25,650	2,481	148,868

Movements of the year
Currency translation adjustment	93	355	669	-	1,117
Additions	17,101	29,122	17,995	-	64,218
Transfers / Reclassifications	77	119	(196)	-	-
Disposals	(1,501)	(2,993)	(1,483)	-	(5,977)
Depreciation charge	(9,901)	(36,754)	(16,002)	(1,012)	(63,669)
Movements of the year	5,869	(10,151)	983	(1,012)	(4,311)

Values at the end of the year
Cost	64,016	199,551	69,514	4,252	337,333
Accumulated depreciation	(28,412)	(118,700)	(42,881)	(2,783)	(192,776)
Right of use assets, net at the end of the year	35,604	80,851	26,633	1,469	144,557

Year ended December 31, 2024	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Other	Total
Values at the beginning of the year
Cost	66,464	148,380	43,217	3,668	261,729
Accumulated depreciation	(27,972)	(75,567)	(25,229)	(823)	(129,591)
Right of use assets, net at the beginning of the year	38,492	72,813	17,988	2,845	132,138

Movements of the year
Currency translation adjustment	(99)	(156)	(280)	-	(535)
Additions	16,034	52,040	22,663	584	91,321
Transfers / Reclassifications	(3,513)	3,477	36	-	-
Disposals	(731)	(2,453)	(971)	-	(4,155)
Depreciation charge	(20,448)	(34,719)	(13,786)	(948)	(69,901)
Movements of the year	(8,757)	18,189	7,662	(364)	16,730

Values at the end of the year
Cost	66,532	184,895	56,482	4,252	312,161
Accumulated depreciation	(36,797)	(93,893)	(30,832)	(1,771)	(163,293)
Right of use assets, net at the end of the year	29,735	91,002	25,650	2,481	148,868

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Depreciation of right-of-use assets is mainly included in Tubes segment.

Lease liability evolution

	Year ended December 31,
	2025	2024
Opening net book amount	144,926	134,433
Changes due to business combinations (*)	-	(35)
Translation differences	5,713	(4,565)
Additions	64,132	91,005
Cancellations	(6,315)	(8,377)
Repayments (**)	(71,712)	(73,639)
Interest accrued	6,505	6,104
At the end of the year	143,249	144,926

(*)	For the year 2024, related to Mattr’s pipe coating business unit acquisitions.
(**)	For the year 2025, includes repayments of $66.9 million in capital and $4.8 million of interest. For the year 2024, includes repayments of $68.6 million in capital and $5.1 million of interest.

As of December 31, 2025, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 34%, 41% and 25%, respectively.

As of December 31, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 31%, 46% and 23%, respectively.

Expenses related to short-term leases, leases of low value assets and variable leases (included in Cost of sales and Selling, general and administrative expenses) were not material for the years 2025 and 2024.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

14        Investments in non-consolidated companies

	Year ended December 31,
	2025	2024
At the beginning of the year	1,543,657	1,608,804
Translation differences	21,692	(47,840)
Equity in earnings of non-consolidated companies	58,038	8,548
Dividends and distributions declared	(62,022)	(71,212)
(Decrease) / increase in equity reserves and others	(153)	45,357
At the end of the year	1,561,212	1,543,657

Dividends and distributions declared: Related to Ternium and Usiminas. During 2025 and 2024 $62.0 million and $73.8 million respectively were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Book value at December 31,
Company	Country of incorporation	2025	2024	2025	2024
a) Ternium (*)	Luxembourg	11.46%	11.46%	1,375,115	1,377,911
b) Usiminas (**)	Brazil	3.96%	3.96%	108,574	102,812
c) Techgen	Mexico	22.00%	22.00%	73,936	59,782
Others				3,587	3,152
				1,561,212	1,543,657

(*)	At December 31, 2025 and 2024, the voting rights were 11.70%.
(**)	At December 31, 2025 and 2024, the voting rights were 6.76%.

a) Ternium

Ternium is a steel producer with production facilities in Mexico, Brazil, Argentina, Colombia, the Southern United States and Central America and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2025, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $38.19 per ADS, giving Tenaris’s ownership stake a market value of approximately $877.3 million. At December 31, 2025, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,375.1 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2025, the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2025	2024
Non-current assets	13,818,723	12,050,457
Current assets	9,796,368	11,078,090
Total assets	23,615,091	23,128,547
Non-current liabilities	3,533,136	3,157,819
Current liabilities	3,934,209	3,839,159
Total liabilities	7,467,345	6,996,978
Total equity	16,147,746	16,131,569
Non-controlling interests	4,203,446	4,163,383

Revenues	15,609,094	17,649,060
Gross profit	2,353,104	2,888,836
Net income / (loss) for the year attributable to shareholders' equity	425,232	(53,672)
Other comprehensive income attributable to shareholders' equity	80,913	211,817
Total comprehensive income attributable to shareholders' equity	506,145	158,145

b) Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

At December 31, 2025, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL5.96 ($1.08) and BRL5.95 ($1.08), respectively, giving Tenaris’s ownership stake a market value of approximately $52.9 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $108.6 million. The difference between the carrying value of Tenaris’s ownership stake in Usiminas and its interest over Usiminas’ shareholders’ equity corresponds to the purchase price allocation performed in 2023.

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

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of December 31, 2025, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2025	2024
Non-current assets	3,431,865	3,623,996
Current assets	3,053,444	3,234,742
Total assets	6,485,309	6,858,738
Non-current liabilities	1,436,623	1,357,347
Current liabilities	741,224	772,412
Total liabilities	2,177,847	2,129,758
Total equity	4,307,462	4,728,980
Non-controlling interests	524,771	452,481

Revenues	4,696,469	4,800,787
Gross profit	390,533	308,043
Net loss for the year attributable to shareholders' equity	(550,447)	(27,084)
Other comprehensive income attributable to shareholders' equity	1,605	31,564
Total comprehensive (loss) / income attributable to shareholders' equity	(548,842)	4,480

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 megawatts. As of December 31, 2025, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol (both controlled by San Faustin), beneficially owned 48% and 30% respectively. As of December 31, 2025, the carrying value of Tenaris’s ownership stake in Techgen was approximately $73.9 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of December 31, 2025, Tenaris’s exposure under these agreements amounted to $33.1 million and $16.1 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of December 31, 2025, the aggregate outstanding principal amount under these subordinated loans was $312.7 million, of which $68.8 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for this type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which, as of December 31, 2025, amounted to $9.7 million.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

15        Receivables non-current, net

	Year ended December 31,
	2025	2024
Employee advances and loans	10,612	9,120
Tax credits (*)	80,414	66,636
Receivables from related parties	1,142	69,843
Legal deposits	7,713	6,858
Advances to suppliers	31,279	37,434
Others	8,051	15,711
	139,211	205,602

(*)	As of December 31, 2025, and 2024, included approximately $48.7 million and $54.2 million, respectively, related to ICMS (Tax on Sales and Services) from Brazilian subsidiaries.

16        Inventories, net

	Year ended December 31,
	2025	2024
Finished goods	1,479,289	1,332,646
Goods in process	875,413	993,294
Raw materials	445,673	504,124
Supplies	696,974	712,059
Goods in transit	334,711	370,993
	3,832,060	3,913,116
Allowance for obsolescence, see note 25 (i)	(230,002)	(203,174)
	3,602,058	3,709,942

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

17        Receivables and prepayments, net

	Year ended December 31,
	2025	2024
Prepaid expenses and other receivables	44,258	53,318
Government entities	3,118	2,420
Employee advances and loans	10,441	11,695
Advances to suppliers and other advances	41,906	35,965
Government tax refunds on exports	14,826	16,969
Receivables from related parties (*)	75,507	3,585
Others (**)	82,546	58,756
	272,602	182,708
Allowance for other doubtful accounts, see note 25 (i)	(3,804)	(3,094)
	268,798	179,614

(*)	As of December 31, 2025, included approximately $68.8 million, related to a receivable from loans granted to Techgen, reclassified from non-current receivables. For more information, see note 14 (c).
(**)	As of December 31, 2025, included approximately $27 million, related to a receivable corresponding to the refunds from the adjustment of the U.S. antidumping duty rate on Tenaris’s imports from Argentina for the first review period. For more information, see note 27 (ii).

18        Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2025	2024
Income tax assets	114,898	135,621
V.A.T. credits	248,882	195,745
Other prepaid taxes	860	1,255
	364,640	332,621

	Year ended December 31,
Current tax liabilities	2025	2024
Income tax liabilities	271,791	277,712
V.A.T. liabilities	23,087	16,599
Other taxes	91,708	71,981
	386,586	366,292

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

19         Trade receivables, net

	Year ended December 31,
	2025	2024
Current accounts	1,937,512	1,923,620
Receivables from related parties	42,915	32,012
	1,980,427	1,955,632
Allowance for doubtful accounts, see note 25 (i)	(59,587)	(48,125)
	1,920,840	1,907,507

The following tables sets forth details of the aging of trade receivables as of December 31, 2025 and 2024:

At December 31, 2025	Trade receivables	Not due	Past due
			1 - 180 days	> 180 days

Guaranteed	373,516	344,711	28,620	185
Not guaranteed	1,606,911	1,316,554	207,080	83,277
Guaranteed and not guaranteed	1,980,427	1,661,265	235,700	83,462
Expected loss rate	0.02%	0.01%	0.04%	0.35%
Allowance for doubtful accounts	(531)	(147)	(110)	(274)
Nominative allowance for doubtful accounts	(59,056)	-	(259)	(58,797)
Net value	1,920,840	1,661,118	235,331	24,391

At December 31, 2024	Trade receivables	Not due	Past due
			1 - 180 days	> 180 days

Guaranteed	288,388	254,777	33,341	270
Not guaranteed	1,667,244	1,305,338	298,988	62,918
Guaranteed and not guaranteed	1,955,632	1,560,115	332,329	63,188
Expected loss rate	0.03%	0.01%	0.09%	0.33%
Allowance for doubtful accounts	(525)	(147)	(323)	(55)
Nominative allowance for doubtful accounts	(47,600)	-	(303)	(47,297)
Net value	1,907,507	1,559,968	331,703	15,836

Trade receivables are mainly denominated in U.S. dollars.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

20        Cash and cash equivalents and other investments

	Year ended December 31,
	2025	2024
Cash and cash equivalents
Cash at banks	142,476	290,901
Liquidity funds	258,919	355,044
Short-term investments	171,252	29,311
	572,647	675,256
Other investments - current
Fixed income (time-deposit, zero coupon bonds, commercial papers)	827,476	722,328
Bonds and other fixed income	1,069,393	1,273,673
Fund investments	409,891	376,998
	2,306,760	2,372,999
Other investments - non-current
Bonds and other fixed income	655,867	857,959
Fixed income (time-deposit, zero coupon bonds, commercial papers)	95,090	140,292
Others	7,128	7,049
	758,085	1,005,300

As of December 31, 2025, Other Investments include financial assets subject to lending agreements with financial institutions for a total amount of $153.1 million, of which $102.1 million are classified as current and $51.0 million as non-current. Under applicable contractual terms, Tenaris retains substantially all the risks and rewards of ownership of the financial assets and has not received any collateral in connection to them. The fee received is recognized as a gain within financial results, as interest income.

21        Borrowings

	Year ended December 31,
	2025	2024
Non-current
Bank borrowings	368	11,399
	368	11,399
Current
Bank borrowings	305,151	411,541
Bank overdrafts	203	14,458
	305,354	425,999
Total borrowings	305,722	437,398

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The maturity of borrowings is as follows:

At December 31, 2025	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total
Borrowings	305,354	-	92	276	305,722
Total borrowings	305,354	-	92	276	305,722

Interest to be accrued	3,640	15	11	13	3,679
Total	308,994	15	103	289	309,401

At December 31, 2024	1 year or less	1 - 2 years	2 – 3 years	Over 3 years	Total
Borrowings	425,999	11,399	-	-	437,398
Total borrowings	425,999	11,399	-	-	437,398

Interest to be accrued	6,270	672	-	-	6,942
Total	432,269	12,071	-	-	444,340

Significant borrowings include:

In millions of U.S. dollars
Disbursement date	Borrower	Type	Final maturity	Outstanding
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	150
2025	Tubos de Acero de Mexico S.A.	Bilateral	2026	50
2025	Tenaris Tubocaribe Ltda.	Bilateral	2026	30

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of December 31, 2025, and 2024, Tenaris was in compliance with all of its covenants, or obtained the necessary waivers from the applicable financial institution if the covenants were not met.

The weighted average annual interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2025, and 2024, considering hedge accounting where applicable.

	2025	2024
Total borrowings	5.44%	6.52%

Breakdown of long-term and short-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2025	2024
SAR	Fixed	-	9,903
SAR	Variable	-	1,496
EUR	Fixed	368	-
Total non-current borrowings		368	11,399

Current borrowings

		Year ended December 31,
Currency	Interest rates	2025	2024
USD	Variable	230,622	260,866
USD	Fixed	3,057	9,173
EUR	Fixed	41	14,278
ARS	Fixed	19	8,551
SAR	Variable	-	3,018
SAR	Fixed	71,501	130,113
Others	Variable	88	-
Others	Fixed	26	-
Total current borrowings		305,354	425,999

Borrowings evolution

	Year ended December 31, 2025
	2025	2024
At the beginning of the year	437,398	583,437
Translation differences	(632)	(6,805)
Proceeds and repayments, net	(117,114)	(128,761)
Interests accrued less payments	325	(3,707)
Overdrafts variation	(14,255)	(6,766)
At the end of the year	305,722	437,398

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

22        Deferred tax assets and liabilities

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year is as follows:

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	55,925	153,915	714,798	160,804	1,085,442
Translation differences	88	868	122	1,290	2,368
Increase due to business combinations (*)	-	-	3,014	-	3,014
Charged to other comprehensive income	-	-	153	1,237	1,390
Income statement (charge) / credit	7,532	11,987	(56,032)	3,375	(33,138)
At December 31, 2025	63,545	166,770	662,055	166,706	1,059,076

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	31,511	199,019	634,894	185,997	1,051,421
Translation differences	(22)	(277)	(76)	(829)	(1,204)
Changes due to business combinations (**)	-	88	(414)	1,821	1,495
Charged to other comprehensive income	-	-	(2,006)	885	(1,121)
Income statement credit / (charge)	24,436	(44,915)	82,400	(27,070)	34,851
At December 31, 2024	55,925	153,915	714,798	160,804	1,085,442

(*)	For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.
(**)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax liabilities

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	568,638	75,230	114,217	758,085
Translation differences	646	-	413	1,059
Increase due to business combinations (*)	3,014	-	-	3,014
Decrease due to deconsolidation of subsidiaries (**)	(8)	-	-	(8)
Charged to other comprehensive income	-	-	(256)	(256)
Income statement credit	(35,792)	(29,331)	(29,615)	(94,738)
At December 31, 2025	536,498	45,899	84,759	667,156

	Fixed assets	Inventories	Intangible assets and other	Total
At the beginning of the year	618,874	114,335	160,202	893,411
Translation differences	(194)	(72)	(174)	(440)
Changes due to business combinations(***)	1,223	-	2,033	3,256
Charged to other comprehensive income	-	-	(904)	(904)
Income statement credit	(51,265)	(39,033)	(46,940)	(137,238)
At December 31, 2024	568,638	75,230	114,217	758,085

(*)	For the year 2025, related to the acquisition of a scrap processing business in Beaver Falls, Pennsylvania. For more information see note 34.
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.
(***)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Deferred tax assets related to tax losses of Tenaris subsidiaries are recognized to the extent it is probable that future taxable profits will be available, against which such losses can be utilized. The utilization of such tax losses may also be restricted by the nature of the profit, expiration dates and/or potential limitations on their yearly consumption. In determining the recoverable amount of deferred taxes, Tenaris considered existing evidence, both positive and negative, including the historical taxable profits and the projections of future taxable profits prepared by management to assess the probability that the deferred tax assets will be realized. Management applies significant judgment in assessing the likelihood that future taxable profits will be available.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Deferred tax assets related to tax losses as of the end of 2025 and 2024 include $620.0 million and $623.8 million respectively, recognized in its Luxembourg subsidiary mainly due to impairment charges over certain undertakings in the past years. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation. Losses incurred as from 2017 may be carried forward for a maximum of 17 years.

Tenaris has concluded as of December 31, 2025, and 2024 that it is probable that sufficient future taxable profits will be generated by business carried out by its Luxembourg subsidiary which, since 2024, has expanded its activities including sales, distribution, logistics and marketing of steel products and other related services, against which the above-mentioned tax losses could be utilized prior to their expiration.

Deferred tax assets related to tax losses as of the end of 2025 and 2024 also include $31.4 million and $79.4 million respectively, from U.S. subsidiaries mainly related to the acquisition of IPSCO in 2020. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

Approximately 99% of the recognized tax losses have an expiration date in more than 5 years or do not expire.

As of December 31, 2025, the unrecognized deferred tax assets originating in tax losses or tax credits amounted to $2.7 billion.

Approximately 98% of the unrecognized deferred tax assets have an expiration date in more than 5 years or do not expire.

The estimated recovery analysis of deferred tax assets and settlement of deferred tax liabilities, which takes into consideration management assumptions and estimates, is as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets to be recovered after 12 months	707,001	755,743
Deferred tax liabilities to be settled after 12 months	599,064	696,693

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

	Year ended December 31,
	2025	2024
Deferred tax assets	834,168	831,298
Deferred tax liabilities	442,248	503,941
	391,920	327,357

The movement in the net deferred income tax asset / (liability) account is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	327,357	158,010
Translation differences	1,309	(764)
Changes due to business combinations (*)	-	(1,761)
Changes due to deconsolidation of subsidiaries (**)	8	-
Charged to other comprehensive income	1,646	(217)
Income statement credit	61,600	172,089
At the end of the year	391,920	327,357

(*)	For the year 2024, related to Mattr’s pipe coating business unit acquisitions.
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

23        Other liabilities

(i)          Other liabilities – Non-current

	Year ended December 31,
	2025	2024
Post-employment benefits	141,440	131,564
Other long-term benefits	103,705	101,260
Other liabilities with related parties	4,383	2,084
Miscellaneous	61,179	66,843
	310,707	301,751

Post-employment benefits

	Year ended December 31,
	2025	2024
Unfunded	140,532	129,032
Funded	908	2,532
	141,440	131,564

At December 31, 2025 and 2024 the weighted average duration of liabilities related to post-employment benefits was 7 years, respectively.

•	Unfunded

	Year ended December 31,
	2025	2024
Values at the beginning of the year	129,032	112,532
Current service cost	7,430	7,206
Interest cost	10,409	14,692
Curtailments and settlements	(960)	(131)
Remeasurements (*)	5,129	7,506
Translation differences	(1,650)	(6,865)
Benefits paid from the plan	(7,732)	(8,345)
Other	(1,126)	2,437
At the end of the year	140,532	129,032

(*)	For the year 2025 a loss of $0.3 million is attributable to demographic assumptions and a loss of $4.8 million to financial assumptions.
For the year 2024 a loss of $1.6 million is attributable to demographic assumptions and a loss of $5.9 million to financial assumptions.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2025	2024
Discount rate	4% - 7%	3% - 8%
Rate of compensation increase	2% - 6%	2% - 6%

As of December 31, 2025, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $6.5 million and $7.3 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.7 million and $4.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

•	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2025	2024
Present value of funded obligations	14,652	91,698
Fair value of plan assets	(18,524)	(102,653)
Asset (*)	(3,872)	(10,955)

(*)	In 2025 and 2024, $4.8 million and $13.5 million corresponding to plans with surplus balances that were reclassified to other receivables-non current respectively, consequently the net post-employment benefits funded exposed as liabilities amounted to $0.9 million and $2.5 million respectively.

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	91,698	123,234
Translation differences	3,885	(5,627)
Current service cost	182	176
Interest cost	3,874	5,424
Remeasurements (*)	41	(182)
Benefits paid	(6,198)	(8,300)
Other (**)	(78,830)	(23,027)
At the end of the year	14,652	91,698

(*)	For the year 2025 a loss of $0.7 million is attributable to demographic assumptions and a loss of $0.6 million to financial assumptions.
For the year 2024 a loss of $0.1 million is attributable to demographic assumptions and a loss of $0.1 million to financial assumptions.
(**)	For the year 2025, includes mainly pension plan terminations in the United States and Canada.
For the year 2024, includes mainly pension plan terminations in Canada.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2025	2024
At the beginning of the year	(102,653)	(134,052)
Translation differences	(4,070)	7,047
Return on plan assets	(4,406)	(6,010)
Remeasurements	1,255	(302)
Contributions paid to the plan	(3,809)	(1,269)
Benefits paid from the plan	6,198	8,300
Other (*)	88,961	23,633
At the end of the year	(18,524)	(102,653)

(*)	For the year 2025, includes mainly pension plan terminations in the United States and Canada, including cash received from surplus assets in Canada.
For the year 2024, includes mainly pension plan terminations in Canada.

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2025	2024
Equity instruments	0%	3%
Debt instruments	66%	60%
Others (*)	34%	37%

(*)	For the years 2025 and 2024, includes assets held by insurance companies.

There are no unusual, entity-specific, or plan-specific risks in terms of the plan assets of funded pension plans.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2025	2024
Discount rate	4% - 6%	5% - 6%
Rate of compensation increase	3% - 4%	3% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2025, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $1.9 million and $2.4 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.1 million and $1.0 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The expected employer contributions for the year 2026 are not material.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

(ii)           Other liabilities – Current

	Year ended December 31,
	2025	2024
Payroll and social security payable	271,363	270,016
Shares to be settled under buyback program	58,888	243,264
Miscellaneous	46,837	72,495
At the end of the year	377,088	585,775

24        Non-current provisions

Liabilities

	Year ended December 31,
	2025	2024
At the beginning of the year	82,106	101,453
Translation differences	4,216	(11,718)
Changes due to business combinations (*)	-	(900)
(Reversal) / additional allowance	(21,380)	10,077
Reclassifications	(2,549)	(9,839)
Used and other movements	(13,975)	(6,967)
At the end of the year	48,418	82,106

Non-current allowances and provisions related to liabilities include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.

(*)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

25        Current allowances and provisions

(i)         Deducted from assets

Year ended December 31, 2025	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
At the beginning of the year	(48,125)	(3,094)	(203,174)
Translation differences	(93)	(80)	(1,775)
Decrease due to deconsolidation of subsidiaries (*)	1	-	34
Additional allowances	(14,180)	(631)	(53,700)
Used and other movements	2,810	1	28,613
At December 31, 2025	(59,587)	(3,804)	(230,002)

(*)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Year ended December 31, 2024	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence
At the beginning of the year	(49,046)	(3,439)	(209,110)
Translation differences	194	324	897
Changes due to business combinations (**)	(1,151)	-	(3,676)
(Additional) / reversal allowances	1,095	(546)	(41,240)
Used and other movements	783	567	49,955
At December 31, 2024	(48,125)	(3,094)	(203,174)

(**)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

(ii)         Liabilities

Year ended December 31, 2025	Sales risks	Other claims and contingencies (*)	Total
At the beginning of the year	16,371	102,973	119,344
Translation differences	694	11,801	12,495
Decrease due to deconsolidation of subsidiaries (**)	-	(79)	(79)
Additional provisions	42,710	14,104	56,814
Reclassifications	-	2,549	2,549
Used	(15,484)	(2,487)	(17,971)
At December 31, 2025	44,291	128,861	173,152

Year ended December 31, 2024	Sales risks	Other claims and contingencies (*)	Total
At the beginning of the year	19,940	16,019	35,959
Translation differences	(1,301)	(18,978)	(20,279)
Changes due to business combinations (***)	-	722	722
Additional provisions	21,296	106,198	127,494
Reclassifications	-	9,839	9,839
Used	(23,564)	(10,827)	(34,391)
At December 31, 2024	16,371	102,973	119,344

(*)	Other claims and contingencies mainly include lawsuits and other legal proceedings, including employee, tax and environmental-related claims.
As of December 31, 2025 and 2024, includes $114.9 million and $89.4 million respectively, related the ongoing litigation related to the acquisition of participation in Usiminas. For more information see note 27 (i).
(**)	For the year 2025, related to the deconsolidation of Amaja Tubular Services Limited.
(***)	For the year 2024, related to Mattr’s pipe coating business unit acquisition.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

26        Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2025	2024
Other derivatives	1,875	7,484
Contracts with positive fair values	1,875	7,484

Derivatives hedging borrowings and investments	(2,669)	-
Other derivatives	(11,661)	(8,300)
Contracts with negative fair values	(14,330)	(8,300)
Total	(12,455)	(816)

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

Foreign exchange and commodities derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 31, 2025, and 2024 were as follows:

Purchase currency	Sell currency	Term	Fair value		Hedge accounting reserve
			2025	2024	2025	2024
BRL	USD	2026	-	(2,818)	-	1,776
EUR	USD	2026	757	(2,551)	550	(2,091)
USD	BRL	2026	500	1,579	(18)	-
USD	CAD	2026	(2,169)	1,465	-	-
USD	EUR	2026/2027	(3,989)	1,089	(1,048)	383
MXN	USD	2026	60	770	-	-
USD	KWD	2026	212	569	-	-
USD	MXN	2026	(4,726)	(282)	-	-
USD	NGN	2026	(43)	(212)	-	-
USD	ARS	2026	56	-	19	-
USD	COP	2026	(171)	202	-	-
USD	GBP	2026	(108)	134	-	-
USD	CNY	2026	(65)	73	-	-
RON	USD	2026	(39)	(31)	-	-
Others		2026	(417)	5	77	120
Total			(10,142)	(8)	(420)	188

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Commodity derivatives	Term	Fair value		Hedge accounting reserve
		2025	2024	2025	2024
LME Scrap	2026	-	(1,974)	-	(1,974)
PSV Gas	2026	(1,415)	1,097	(1,415)	1,097
Nickel	2026	(194)	52	(194)	52
Houston Ship Channel Gas	2026	-	34	-	34
Electric Energy	2026	(301)	(17)	(301)	(17)
TTF Gas	2026	(403)	-	(403)	-
Total		(2,313)	(808)	(2,313)	(808)

Following is a summary of the hedge reserve evolution:

	Equity reserve Dec-2023	Movements 2024	Equity reserve Dec-2024	Movements 2025	Equity reserve Dec-2025
Foreign Exchange & Commodities	8,133	(8,753)	(620)	(2,113)	(2,733)
Total Cash flow Hedge	8,133	(8,753)	(620)	(2,113)	(2,733)

Tenaris estimates that the majority of the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2025 will be recycled to the Consolidated Income Statement during 2026. For information on hedge accounting reserve, see section III.D to these Consolidated Financial Statements.

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

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

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

•	CSN claims relating to the January 2012 acquisition of Usiminas

The Company is a party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

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

CSN made several submissions in connection with the SCJ March 7, 2023 decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Confab and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of Confab and the other T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2025, and attorney’s fees in the amount of BRL5 million, the revised aggregate amount potentially payable by Confab if CSN finally prevails on its claims, would be of approximately BRL632.5 million (approximately $114.9 million at the BRL/$ rate as of such date).

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Confab and the other T/T Group entities filed a request for extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Confab and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the special court of the SCJ rejected Confab and the other T/T Group entities' internal appeal. The Supreme Federal Tribunal has not yet ruled on the admissibility of the extraordinary appeal. The Company cannot predict the ultimate resolution on the matter.

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

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.
•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL121.0 million (approximately $22.0 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL103.8 million (approximately $18.9 million) of damages arising therefrom. Confab has additional defence arguments in respect of a claim for lost profits. After an appeal against the first instance court decision, the court resolved in June 2022 that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. On August 26, 2024, the court issued a decision rejecting certain procedural objections and ordering that new expert evidence be produced. As a result, the trial was redirected to the first instance court for new technical evidence to be produced by a new expert. On August 11, 2025, Confab filed an appeal with the SCJ against the ruling on the additional expert evidence. At this stage, the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavourable outcome.

•	Petrobras-related proceedings and claims

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Upon learning of certain government investigations as to whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016, conducted, with the assistance of external counsel, an internal investigation, and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

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

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for alleged damages arising from the same event against, among others, Confab and the Confab executives named in the criminal proceedings referred to above.

The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab became aware of these civil claims in September 2022 and filed its defence in February 2025, among other things, requesting the suspension of the case until a final decision is made on the jurisdiction and the dismissal on the merits of the claims made by Petrobras and the public prosecutors. As of December 31, 2025, the aggregate amount of these claims was estimated at BRL201.7 million (or approximately $36.7 million). Confab believes these claims do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. Based on the advice of legal counsel, the Company cannot predict the outcome of these civil proceedings at this stage.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“Controladoria-Geral da União”, or GCO), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities. Potential outcomes of an adverse GCO decision include a declaration of ineligibility for contracting with the Brazilian state for up to six years. Confab received notice in February 2025 and believes that the GCO’s allegations do not address either the defence arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions. On April 7, 2025, Confab filed its defence and contested the allegations. On September 12, 2025, Confab opened discussions with GCO towards seeking a resolution of the matter, and such discussions are ongoing. Based on the advice of legal counsel, the Company cannot predict the outcome of these administrative proceedings at this stage.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

•	U.S. patent infringement litigation[8]

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. On February 26, 2026, the Federal Circuit issued an opinion reversing the finding of inequitable conduct by TCT, and reversing the lower court’s dismissal of Global’s antitrust claim. As a practical matter, both issues will return to the lower court to eventually be resolved in a jury trial. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

•	U.S. antidumping duty proceedings

On October 26, 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia. After the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia on November 14, 2022, the International Trade Commission determined that the imports under investigation caused injury to the U.S. OCTG industry. Tenaris and other parties appealed the agency determinations from the investigation to the Court of International Trade, and, with respect to certain claims, to the Court of Appeals for the Federal Circuit. In addition, in response to a request from the Government of Argentina, the World Trade Organization (“WTO”) established a panel of experts to consider whether the DOC’s antidumping order applicable to Argentina is consistent with the international obligations of the United States.

As a result of the investigations, Tenaris was required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports were reviewed by the DOC to determine whether final duties were necessary for the specific period under review. Tenaris paid such deposits for the first review period (which ran from May 11, 2022, through October 31, 2023) and for subsequent review periods until the final determinations by the DOC discussed below were published. The amount of such deposits was reflected in Tenaris’s costs.

On June 6, 2025, the DOC issued a final determination with respect to imports from Argentina that occurred during the first review period, announcing a final antidumping duty rate of 6.76% for imports by Tenaris. This lower rate (reduced from 78.30%) became the deposit rate for Tenaris’s imports from Argentina as from June 12, 2025. No appeal was filed against the DOC’s final determination and, accordingly, the DOC instructed the customs authorities to liquidate the corresponding refunds at the assessment rate of Tenaris’s imports from Argentina for the first review period, with such instructions becoming effective on August 4, 2025. The resulting gain (including interest) was recognized in these Consolidated Financial Statements. No refunds have been received as of December 31, 2025.

8 This note was updated subsequently to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 18, 2026.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On September 5, 2025, the DOC issued its final determination for imports from Mexico that occurred during the first review period, announcing a final rate of 26.10%. This lower rate (reduced from 44.93%) became the deposit rate for Tenaris’s imports from Mexico as from September 15, 2025. Both petitioners and Tenaris appealed this determination. As a result, the DOC has not instructed the customs authorities to liquidate these entries and will not do so while the appeals are ongoing.

As a result of these periodic reviews, the deposit rates on future imports can change, and the antidumping duty deposits paid on imports during the relevant review period may be either returned to Tenaris (in whole or in part) or increased.

In an audit report issued by an audit team of the U.S. Customs and Border Protection (“CBP”), CBP concluded that Tenaris should have paid antidumping duties on imports of mechanical and other pipe, which CBP believes to be subject to the antidumping orders on OCTG from Argentina and Mexico. CBP’s audit report calculated loss of revenue to the United States of approximately $49.6 million for years 2022, 2023 and 2024. However, CBP also appears to indicate that its calculation will be adjusted to conform with any clarification of the scope of the relevant OCTG orders that the DOC may issue. Tenaris considers imports of mechanical or other pipe to be out of scope and has filed a scope clarification request with the DOC. Based on the advice of counsel, Tenaris believes that the loss contingency arising from the CBP report is neither probable nor capable of a reliable estimate at this time.

CBP separately instructed Tenaris to modify its treatment of imports effective January 2025 and forward so that imports of certain mechanical and other pipe would be considered to be subject to the antidumping orders on OCTG from Argentina and Mexico. As a result, unless CBP changes its stated position on its own initiative or after clarification by DOC, the entries on and after January 1, 2025, will require the payment of antidumping duty deposits, and the liquidation of these entries will remain suspended during the antidumping administrative review process. The amount of such deposits was reflected in Tenaris’s costs.

(ii)                Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

•

Certain subsidiaries of the Company are parties into a long-term contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2025, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $24.8 million.

•

A Mexican subsidiary of the Company is a party to a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

•

In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for 2022, nor for any subsequent contract year until January 2, 2026. In addition, no purchases of TMK products have been made since 2023. As of the date of this Consolidated Financial Statements, the MDA has expired.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

•

Certain subsidiaries of the Company are parties to a long-term contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $18.9 million in case of early termination. The contract will be in effect until June 30, 2029.

•

Certain subsidiaries of the Company are parties to contracts with Vestas Argentina for the maintenance of wind farms in Argentina. Such contracts foresee penalties for a maximum amount of $23.2 million in case of early termination.

•

An Argentine subsidiary of the Company is party to a contract with Usiminas from which it committed to purchase steel coils to manufacture welded pipes for certain projects in Argentina. As of December 31, 2025, purchases for approximately $24.4 million remain pending.

•

A subsidiary of the Company is party to a contract with Voestalpine Grobblech GmbH from which it committed to purchase steel plates to manufacture welded pipes for the third phase of the Sakarya gas field development project in Turkey. As of December 31, 2025, purchases for approximately $47.8 million remain pending.

•

A U.S. subsidiary of the Company is a party to a framework supply agreement with Nucor Steel Memphis Inc. (“Nucor”) pursuant to which Nucor agrees to supply, and the subsidiary intends to purchase, up to a specified tonnage of steel bars per month, subject to a rolling three-month forecast provided by the subsidiary. The subsidiary has no obligation to purchase volumes outside the forecasted quantities. Prices are determined in accordance with a contractual pricing formula, subject to applicable surcharges and adjustments. The contract became effective in January 2026, with an original duration of 1 year.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $4.0 billion as of December 31, 2025.

(iii)              Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company repurchased during the first tranche of the initial share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

On May 6, 2025, the extraordinary general meeting of shareholders approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company repurchased during the second, third and fourth tranches of the first share buyback program and throughout the second share buyback program and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

28        Developments concerning cancelled title deeds in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order. The affected land plots, which were not part of SSPC’s production facility and have a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The land purchase transaction occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019.

On April 28, 2025, SSPC concluded a settlement with the sellers of the land plots purchased in 2010. Pursuant to the settlement, the land purchase transaction was unwound, and the sellers paid an aggregate amount of SAR211 million (or approximately $56.2 million) in cash. Additionally, the sellers released SSPC from any claim on the lands or its title deeds and assumed all rights and obligations related to the pending petition.

29        Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. After a new administration took office in Argentina in December 2023, some of these restrictions have been progressively lifted or eased. The main currently applicable measures are described below:

•

Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

•

Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

•	Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.
•	Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.
•

Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Access to foreign currency and transfers out of Argentina to make payments that remain restricted can be achieved through securities transactions involving securities listed both in Argentina and in other markets, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Pursuing any such transactions by Argentine companies and, in certain cases, its shareholders and affiliates, result in temporary restrictions for the Argentine company to access the MULC. It is still unclear if or when the Argentine authorities will eliminate or loosen the remaining restrictions.

Since April 14, 2025, the Argentine government established a trading band allowing the Argentine peso to float between 1,000 and 1,400 against the U.S. dollar. As from January 2026, the lower and upper levels of the band will be adjusted every month the Consumer Price Index for the second preceding month (before January 2026, it was adjusted by 1% per month). In addition, the Argentine Central Bank is allowed to sell foreign currency when the market price hits the upper level and is allowed to purchase foreign currency (to increase its foreign reserves) within the band and below its lower level, subject to market liquidity and aligned with money demand. The official exchange rate of the Argentine peso as of December 31, 2025, was 1,455 per U.S. dollar.

Tenaris’s financial position in Argentine pesos as of December 31, 2025, amounted to a net short exposure of approximately $8.8 million, while Argentine subsidiaries held U.S. dollar-denominated Argentine bonds for an aggregated value of $204.4 million. In the event of an additional devaluation these companies will suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a further devaluation of the Argentine peso against the U.S. dollar.

As of December 31, 2025, the total equity of Argentine subsidiaries represented approximately 13% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the year ended December 31, 2025, amounted approximately to 17% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of December 31, 2025, are valued at the prevailing official exchange rate.

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

30        Cash flow disclosures

		Year ended December 31,
		2025	2024	2023
(i)	Changes in working capital (*)
	Inventories	151,728	184,996	186,903
	Receivables and prepayments, contract assets and current tax assets	(31,509)	(60,456)	64,000
	Trade receivables	25,079	550,334	153,920
	Other liabilities	(20,753)	(100,133)	28,275
	Customer advances	(41,454)	(71,100)	(101,646)
	Trade payables	(35,319)	(216,724)	(149,024)
		47,772	286,917	182,428
(ii)	Income tax accruals less payments
	Tax accrued	500,616	479,680	674,956
	Taxes paid	(531,837)	(702,190)	(818,347)
		(31,221)	(222,510)	(143,391)
(iii)	Interest accruals less payments, net
	Interest accrued, net	(205,305)	(181,107)	(106,612)
	Interest received	226,160	240,809	147,473
	Interest paid	(24,759)	(60,769)	(94,341)
		(3,904)	(1,067)	(53,480)

(*)	Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

31        Related party transactions

As of December 31, 2025:

•	San Faustin, a Luxembourg société anonyme, owned 708,945,896 shares in the Company, representing 66.13% of the Company’s issued shares and 70.07% of the voting rights.
•

San Faustin owned all of its shares in the Company through its wholly owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned shares.

•

Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting rights in San Faustin sufficient in number to control San Faustin.

•	No person or group of persons controls RP STAK.

On September 19, 2025, the Company announced that San Faustin and Techint had filed with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to the Company’s ongoing share repurchase program discussed below, which caused San Faustin’s beneficial ownership interest in the Company to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint to sell a number of its ordinary shares of the Company, provided that Techint’s ownership stake in the Company should not fall below 67% of the Company’s total outstanding ordinary shares. The reporting persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The reporting persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of the Company’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

On December 17, 2025, the Company announced that San Faustin and Techint had filed with the SEC a new amendment to their Schedule 13D, reporting that, further to the previously-reported authorization, (i) between December 9, 2025 and December 12, 2025, Techint sold a total of 2,600,000 Tenaris ordinary shares pursuant to a non-discretionary sales mandate established with a European broker-dealer regulated in the European Union that ended on December 12, 2025; and (ii) on December 12, 2025, Techint entered into a non-discretionary accelerated share disposal agreement with an European financial institution regulated in the European Union for the sale of up to 21,000,000 ordinary shares of Tenaris during the period starting on December 15, 2025 and ending no later than May 19, 2026 (the “ASD Program”). San Faustin and Techint stated, among other things, that under the ASD Program the bank will make all trading decisions concerning the timing of the sales of Tenaris ordinary shares and all sales under the ASD Program will be conducted in European regulated stock markets, and that the ASD Program will be executed in compliance with applicable rules and regulations. San Faustin and Techint noted that, following completion of the ASD Program, they may from time to time, depending on market conditions and other factors, sell additional ordinary shares of the Company in accordance with the above-mentioned sales authorization.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Between December 9, 2025, and December 31, 2025, Techint sold 4,819,291 ordinary shares of Tenaris, out of which 4,659,291 were settled as of December 31, 2025.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s share capital and 0.09% of the voting rights.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS but does not have control. All other transactions and balances with related parties that are not non-consolidated companies are disclosed as “other related parties”.

The following transactions were carried out with related parties:

		Year ended December 31,
(i)	Transactions	2025	2024	2023
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	16,373	37,551	56,152
	Sales of goods to other related parties	117,918	83,250	121,679
	Sales of services and others to associated companies	5,208	3,456	1,564
	Sales of services and others to joint ventures	144	139	135
	Sales of services and others to other related parties	127,875	127,940	109,553
		267,518	252,336	289,083
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	183,968	154,772	324,556
	Purchases of goods to joint ventures	67,382	23,466	72,741
	Purchases of goods to other related parties	30,037	70,425	61,366
	Purchases of services and others to associated companies	16,676	17,544	13,349
	Purchases of services and others to other related parties	50,081	55,576	76,751
		348,144	321,783	548,763
	(c) Financial Results
	Income from joint ventures	5,924	6,218	5,645
		5,924	6,218	5,645

	(d) Dividends
	Dividends received from associated companies	62,022	71,211	69,216
	Dividends distributed to Techint Holdings S.àr.l.	606,564	478,115	385,347

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		Year ended December 31,
(ii)	Period-end balances	2025	2024
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	4,641	3,133
	Receivables from joint ventures	69,447	68,759
	Receivables from other related parties	45,476	47,713
	Payables to associated companies	(22,214)	(23,531)
	Payables to joint ventures	(6,892)	(52)
	Payables to other related parties	(8,196)	(12,165)
		82,262	83,857
	(b) Financial debt
	Finance lease liabilities from associated companies	(857)	(1,026)
	Finance lease liabilities from other related parties	(1,589)	(260)
		(2,446)	(1,286)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, please see note 14 (c) and note 27 (ii) to these Consolidated Financial Statements. No other material guarantees were issued in favor of other related parties.

Directors and senior management compensation

During the years ended December 31, 2025, 2024 and 2023, the cash compensation of Directors and Senior managers amounted to $44.7 million, $33.4 million and $47.5 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 408, 448 and 388 thousand units for a total amount of $6.7 million, $6.9 million and $5.6 million respectively in connection with the Employee retention and long-term incentive program mentioned in note II.P.3 “Employee benefits – Other long-term benefits” to these Consolidated Financial Statements.

32        Independent auditor fees

Total fees accrued for professional services rendered to Tenaris S.A. and its subsidiaries by PricewaterhouseCoopers Assurance, Société Coopérative (“PwC”) and Forvis Mazars S.A. (“FM”) for the year 2025, by Ernst & Young S.A. (“EY”) for the year 2024 and by PwC for the year 2023 are detailed as follows:

	Year ended December 31,
	2025		2024	2023
	PwC	FM	EY	PwC
Audit fees	3,879	1,497	4,569	4,386
Audit-related fees	255	25	51	273
Tax fees	18	-	78	148
All other fees	2	-	-	14
Total	4,154	1,522	4,698	4,821

In addition, in the year 2023, PwC rendered $242 thousand for tax services to Mattr’s pipe coating business unit.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

33        Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2025, 2024 and 2023.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2025	2024	2023
ALGOMA TUBES INC.	Canada	Manufacturing of welded and seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes	100%	100%	100%
DALMINE S.p.A. and subsidiaries (a)	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
EXIROS B.V. and subsidiaries (b)	Netherlands	Procurement and trading services	50%	50%	50%
HYDRIL COMPANY	USA	Manufacturing and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
OILFIELD SERVICES SOCIEDAD ANONIMA	Argentina	Hydraulic fracturing and coiled tubing services	100%	100%	100%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO. and subsidiaries (c)	Saudi Arabia	Manufacturing of welded steel pipes	48%	48%	48%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries (d)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries	Uruguay	Marketing, distribution of steel products and holding company	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V. and subsidiaries	Netherlands	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES and INVESTMENTS S.àr.l. and subsidiaries	Luxembourg	Marketing and distribution of steel products, financial operations and holding company	100%	100%	100%
TENARIS QINGDAO STEEL PIPES LTD.	China	Processing of premium joints, couplings and automotive components	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A. and subsidiaries	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*)	All percentages rounded.

Tenaris holds 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Tubulars Finishing Nigeria Limited and 60% of Tenaris Baogang Baotou Steel Pipes Ltd. Until its deconsolidation in June 2025, Tenaris held 49% of Amaja Tubular Services Limited.

(a)	Dalmine S.p.A holds 57% of Immobiliare Cultura Industriale S.R.L.
(b)	Tenaris holds 50% of the voting rights and Ternium owns the remaining 50%. Exiros provides purchase agency services and raw materials and other products to various companies controlled by or under the significant influence of San Faustin. Pursuant to the Exiros shareholders’ agreement, Tenaris recognizes Exiros’ assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(c)	Saudi Steel Pipe Company is a public company listed in the Saudi Arabian Stock Exchange (Tadāwul), Tenaris holds 47.79% and has the right to nominate the majority of the members of the board of directors, therefore Tenaris has control over SSPC. Since May 2023, Saudi Steel Pipe Co. holds 57.3% of Global Pipe Company, therefore Tenaris has control over GPC.
(d)	Until its liquidation in April 2023 Siderca held 51% of NKKTubes.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

34        Business combinations

Acquisition of a scrap processing business in Beaver Falls

On November 12, 2025, Tenaris completed the acquisition of a scrap processing business in Beaver Falls, Pennsylvania, for a purchase price of $17.6 million paid in cash. The preliminary fair value of the assets acquired, which amounted to approximately $16.3 million, was allocated to Property, Plant and Equipment. The preliminary purchase price allocation resulted in a goodwill of approximately $1.3 million. Tenaris consolidated the balances and results of operations of the acquired business as from November 12, 2025. Until December 31, 2025, the acquired business’s contribution to Tenaris’s revenues and results was non‑material, and it was assigned to the Tubes segment. Had the transaction been consummated on January 1, 2025, Tenaris’s unaudited pro forma net sales and net income would not have changed materially. Acquisition-related costs amounted to $0.2 million and were included in general and administrative expenses.

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

For purposes of carrying out each tranche of the first share buyback program, the Company entered into non-discretionary buyback agreements with primary financial institutions that made trading decisions concerning the timing of the purchases of the Company’s ordinary shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

During the first share buyback program, which was divided into four tranches and ran from November 5, 2023, to (and including) August 2, 2024, the Company repurchased 71,679,768 ordinary shares, representing 6.07% of the Company’s issued share capital as measured at the beginning of the first program, for a total consideration of approximately $1.2 billion (excluding incidental transaction fees).

The shares acquired during the first tranche of the first share buyback program were cancelled at the extraordinary shareholders meeting held on April 30, 2024, and the remaining shares acquired during the second, third and fourth tranches of the first share buyback program were cancelled at the extraordinary shareholders meeting held on May 6, 2025, as further described below.

Second share buyback program

On November 6, 2024, the Company’s board of directors approved a follow-on share buyback program of up to $700 million (excluding incidental transaction fees), subject to a maximum of 46,373,915 ordinary shares, representing the remaining 3.93% of the Company’s issued share capital (measured as of the launch of the first share buyback program), to complete the maximum of 10% of the share capital that could be repurchased by the Company at the time, with the intention to cancel the ordinary shares acquired through the program. The second share buyback program was carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, to repurchase up to a maximum of 10% of the Company’s shares.

For purposes of carrying out the second share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which made trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acted in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

During the second share buyback program, which ran from November 11, 2024, to (and including) March 4, 2025, the Company repurchased 36,862,132 ordinary shares, representing 3.12% of the Company’s issued shares as measured at the beginning of the first share buyback program, for a total consideration of approximately $700 million (excluding incidental transaction fees).

On May 6, 2025, the extraordinary shareholders meeting approved the cancellation of 90,762,598 ordinary shares held in treasury by the Company, which had been acquired during the second, third and fourth tranches of the first share buyback program and second share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective May 6, 2025, the issued share capital of the Company was reduced from $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share) to $1,071,994,930 (represented by 1,071,994,930 shares with a par value of $1 per share).

Third share buyback program

The Company’s ordinary shareholders meeting held on May 6, 2025, renewed the authorization to purchase, acquire or receive, from time to time, Company shares, including shares represented by ADRs, on such terms and conditions as may be approved by the board of directors up to a maximum of 10% of the Company’s shares.

On May 27, 2025, the Company’s board of directors approved a third share buyback program of up to $1.2 billion (excluding incidental transaction fees), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program. The third share buyback program is carried out under the authority granted by the annual general meeting of shareholders held on May 6, 2025, up to a maximum of 10% of the Company’s shares.

The third share buyback program is divided into tranches. The first tranche of the program covered up to $600 million (excluding incidental transaction fees) and ran from June 9, 2025, until December 8, 2025, but was completed on September 30, 2025. Under this tranche the Company acquired a total of 33,059,955 ordinary shares, for approximately $584 million. Ordinary shares purchased under the third share buyback program are intended to be cancelled in due course. For purposes of carrying out each tranche of the third share buyback program, the Company entered into a non-discretionary buyback agreement with a primary financial institution, which makes trading decisions concerning the timing of the purchases of the Company’s shares independently of and uninfluenced by Tenaris and acts in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

The second tranche of the program covers up to the remaining $600 million (excluding incidental transaction fees) and started on November 3, 2025, and will end no later than April 30, 2026. Under this tranche and until December 31, 2025, the Company acquired a total of 28,271,779 ordinary shares, out of which 27,111,017 were settled and are held as treasury shares for approximately $541 million.

As of December 31, 2025, and 2024, the Company held a liability in connection to the shares to be settled under the share buyback programs that amounted to $58.9 million and $243.3 million, respectively.

During the year ended December 31, 2025, the Company purchased 12,277,261 shares for approximately $235 million under the second share buyback program and 60,170,972 shares for approximately $1,125 million under the third share buyback program.

Comparatively, during the year ended December 31, 2024, the Company purchased 83,616,548 shares for approximately $1,442 million.

As of December 31, 2025, the Company held in treasury 60,170,972 ordinary shares repurchased under the third share buyback program. Ordinary shares repurchased under such program are being held in treasury (with their voting rights suspended) and the Company intends to cancel all treasury shares purchased under the third share buyback program in due course.

Further information on the share buyback programs and share repurchases thereunder is available on Tenaris’s corporate website under the Share Buyback Program Section.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

36        Climate change

Tenaris continuously assesses the potential impact of climate change and the energy transition on its business and the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly.

In February 2021, Tenaris introduced a medium-term target to reduce its carbon emissions intensity rate by 30% by 2030, compared to a 2018 baseline, considering Scopes 1 and 2 emissions plus Scope 3 emissions related to raw materials and steel purchased from third parties. In February 2025, the baseline for this medium-term target was reset to take into account the expansion of the perimeter of Tenaris operations through the incorporation of various acquisitions since 2018, the inclusion of emissions from intermill transportation within the target scope, and additions and other changes in raw material emission factors to more accurately represent their use in its operations.

The Company aims to achieve this target by using a higher proportion of recycled steel scrap in the metallic mix, making investments to increase energy efficiency and the use of renewable energy in its operations, and selective sourcing for raw material and steel purchases. To further these objectives, Tenaris has allocated a substantial proportion of its capital expenditure budget amounting to over $700 million over the past four years to projects that will contribute to reducing the emissions intensity of its operations and their impact on the environment.

These investments have included the construction of two wind farms in Argentina, with 103.2 MW and 95 MW respectively, at a cost of over $400 million. These wind farms currently supply the vast majority of the electric energy requirements for our steelmaking and industrial operations in Campana, Argentina. Since October 2025, when we put the second of these wind farms into operation, we have not purchased electric energy from the public grid for our operations in Campana. Other investments included the replacement of a steel shop and heat treatment furnaces with modernized facilities to improve energy efficiency, in the modernization of the dust collection system at our US steel shop to reduce particulate emissions and improve on-site air quality, investments in renewable energy supply for our operations in Romania, Italy and China, and in scrap processing and storage facilities to increase scrap usage and availability.

Tenaris encourages the use of sustainable practices among its suppliers and, in March 2023, adopted a Sustainable Sourcing Policy to enhance its efforts in this area. The Sustainability Sourcing Policy will help Tenaris to understand better the real emission levels of its suppliers and identify opportunities for improvement in line with its reduction target.

The medium-term target forms part of a broader objective of decarbonizing the Company’s operations and reaching carbon neutrality when technology and market conditions allow. At the same time, the Company is increasing its sales for low-carbon energy applications, such as hydrogen, geothermal and carbon capture and storage. These sales currently account for a small proportion of overall sales but are expected to grow in the coming years.

In its assessment of climate change and energy transition potential impact on operations, Tenaris considers that the countries in which it operates and its customers are also establishing their own decarbonization strategies and objectives, and that some customers are requesting specific information from their suppliers, including Tenaris, concerning the carbon emissions and sustainability practices in their supply chain, and that they may adjust their supply practices in light of that information.

The recoverable value assessments performed by the Company for purposes of the preparation of these financial statements reflects management’s views on energy transition and climate change and their potential medium- and long-term impact on Tenaris’s operations and its sales. In addition, the Company carefully monitors the medium- and long-term outlook scenarios published by leading industry experts on how the energy transition could affect global demand for energy and oil and gas and how this could affect the global demand for our tubular products and sales. Furthermore, estimates and assumptions used in the Company’s impairment tests over long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and current government regulations on energy transition and climate-related matters, as well as on Tenaris’s current short-term investment plans. As of the date of these financial statements, the Company does not believe that climate-related matters should trigger any material adjustments to the conclusions of its impairment tests or to the valuation of its assets.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

37        Tariffs on steel and other imports in the United States and Canada

Effective March 12, 2025, the U.S. government introduced changes to the tariffs applicable to imported steel products, including those produced and sold by the Company. These changes include the extension of a 25% tariff to all imported steel products through a phased-in implementation plan, initially applying to raw steel products, with downstream (“derivative”) products being subject to the tariff starting June 1, 2025. Exclusions that previously exempted specific products and countries from the existing tariffs were discontinued.

On June 4, 2025, the U.S. government increased these tariffs to 50% (with the exception of steel imports from the United Kingdom, whose tariffs remain at 25%), and on June 16, 2025, the list of steel derivative products to which the tariffs apply was expanded. The list of steel derivative products was further expanded on August 18, 2025.

On August 2, 2025, the Canadian government applied Section 53 tariff rate quotas on imports of steel products, with tariffs of 50% (additional to normal duty rates) applying to imports of steel products in excess of established quotas. The tariff rate quotas were initially set at 100% of 2024 imports for the group of countries having a free trade agreement with Canada and 50% of 2024 imports for the group of countries without a free trade agreement with Canada. As members of the USMCA trade agreement, these tariffs do not apply to imports from Mexico and the United States, although separately Canada is applying a 25% tariff on imports of steel products from the United States as a retaliatory measure for the U.S. tariffs on steel products. On December 26, 2025, the Canadian government reduced the tariff rate quotas to 75% of 2024 imports for the group of countries having a free trade agreement with Canada and 20% of 2024 imports for the group of countries without a free trade agreement with Canada. In December 2025, the Canadian government provided an exemption from the tariff for steel bars imported by Tenaris for its seamless pipe operations in Sault Ste. Marie with retroactive effect.

U.S. and Canadian tariffs on steel imports and other tariffs (including those arising under a reciprocal tariff regime implemented by the U.S. government effective August 1, 2025, or under the retaliatory measures enacted by other countries), are affecting market prices and dynamics, supply chains, and cost structures. Changes in some of these tariff rates continue to be made, or threatened, in response to further negotiations with trading partners and/or measures taken, retaliatory or otherwise, by some countries that are deemed hostile acts or against the interests of other countries by the governments of such countries. As a result, a great degree of uncertainty remains in the market.

38        Events after the reporting period 9

Annual Dividend Proposal

Upon approval of the Company´s annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $0.89 per outstanding share ($1.78 per ADS), or approximately $0.9 billion, which includes the interim dividend of $0.29 per outstanding share ($0.58 per ADS) or approximately $0.3 billion, paid on November 26, 2025. If the annual dividend is approved by the shareholders, a dividend of $0.60 per outstanding share ($1.20 per ADS), or approximately $0.6 billion will be paid on May 20, 2026, with record date on May 19, 2026. These Consolidated Financial Statements do not reflect this dividend.

Third share buyback program

The second tranche of the third share buyback program, which covered up to $600 million (excluding incidental transaction fees), ran from November 3, 2025, and was originally scheduled to end no later than April 30, 2026. Under the second tranche of the program, the Company repurchased 29,295,219 ordinary shares, representing 2.73% of the Company's issued shares as measured at the beginning of the second tranche of the program, for an aggregate consideration of approximately $583.6 million (excluding incidental transaction fees), thereby substantially completing its targeted repurchases.

9 This note was updated subsequently to the approval of these Consolidated Financial Statements by the Company’s Board of Directors on February 18, 2026.

Consolidated Financial Statements
For the years ended 2025, 2024 and 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On February 23, 2026, the Company announced its decision to terminate, effective March 3, 2026, the second tranche of the third share buyback program. In a context of high volatility in the market, allowing the second tranche of the program to continue as initially scheduled would, by application of the customary mechanics in the existing buyback agreement, have resulted in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to the Company’s annual earnings release on February 20, 2026, the Company exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement, and in March 2026, paid the incidental transaction fees.

Ordinary shares repurchased under the third share buyback program are being held in treasury (with their voting rights suspended) and are intended to be cancelled at the extraordinary general meeting of shareholders scheduled to be held on May 12, 2026 (immediately after the next annual general meeting of shareholders) and the Company’s issued share capital will be reduced accordingly.

The Company’s board of directors will consider when to pursue additional share buyback programs in the future.

Contingencies, commitments and restrictions on the distribution of profits updates

Information contained in note 27 “Contingencies, commitments and restrictions on the distribution of profits” was amended reflecting the latest updates on the following case: “U.S. patent infringement litigation”.

Middle East war

In March 2026, the armed conflict involving the United States and Israel against Iran, and retaliatory actions by Iran across the broader Middle East, led to a closure of the Hormuz Strait, through which almost 20% of the world’s oil and LNG is shipped, resulting in extreme volatility of energy prices and a disruption to oil and LNG production and transportation in the region. There is uncertainty about the full impact and consequences resulting from the conflict.

Tenaris maintains significant industrial operations and customer relationships in the Middle East. A prolonged conflict or an escalation of hostilities in the region could disrupt Tenaris's operations at these facilities, impair its ability to fulfill customer orders, restrict employee mobility, damage physical infrastructure, and hinder supply of raw materials, semi-finished steel and other inputs to its regional mills.

The Iran conflict adds to existing supply chain challenges, including trade restrictions from tariffs and supply chain disruptions that have continued since the Russia-Ukraine war. A sustained disruption to the Strait of Hormuz could significantly increase oil prices and fuel broader inflation, slow global economic activity and reduce demand for Tenaris's products. The imposition of additional sanctions targeting Iran-linked maritime networks and the potential for expanded trade restrictions may further constrain sourcing alternatives and increase compliance costs.

/s/Carlos Gómez Álzaga
Carlos Gómez Álzaga
Chief Financial Officer

